Form 20-F
period 2001-12-31
VALLEY OF THE RIO DOCE CO; VALE OVERSEAS LTD
filed 2002-07-01
CIK 917851, 1169446

-------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2001
                       Commission file number: 000-26030

         COMPANHIA VALE DO RIO DOCE                   VALE OVERSEAS LIMITED
  (Exact name of Registrant as specified           (Exact name of Registrant as
             in its charter)                         specified in its charter)

       Valley of the Rio Doce Company
(Translation of Registrant's name into English)

        Federative Republic of Brazil                      Cayman Islands
                (Jurisdiction of incorporation or organization)

                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                        Name of Each Exchange
              Title of Each Class                       on Which Registered
              -------------------                       ---------------------
Preferred class A shares of CVRD, no par value
  per share                                             New York Stock Exchange*
American depositary shares (as evidenced by
  American depositary receipts) each representing
  one preferred class A share of CVRD                   New York Stock Exchange
Common shares of CVRD, no par value per share           New York Stock Exchange*
American depositary shares (as evidenced by
  American depositary receipts) each representing
  one common share of CVRD                              New York Stock Exchange

--------------
* Shares are not listed for trading, but only in connection with the registration of American depositary shares pursuant to the requirements of the New York Stock Exchange.

     Securities registered or to be registered pursuant to Section 12(g) of the
     Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     The number of issued shares of each class of stock of CVRD as of December 31, 2001 was:

               245,267,973 common shares, no par value per share
          138,575,821 preferred class A shares, no par value per share
                     1 golden share, no par value per share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                   Yes [X]                             No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

               Item 17 [ ]                        Item 18 [X]

     Please send copies of notices and communications from the Securities and Exchange Commission to:

                                 Joseph A. Hall
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017

-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Mining Terms................................................................iii
Presentation of Financial Information........................................vi
Presentation of Information Concerning Reserves..............................vi
Forward Looking Information.................................................vii

PART I........................................................................1
     Item 1.    Identity of Directors, Senior Management and Advisers.........1
      1.A.      Directors and Senior Management...............................1
      1.B.      Advisers......................................................1
      1.C.      Auditors......................................................1
     Item 2.    Offer Statistics and Expected Timetable.......................1
     Item 3.    Key Information...............................................2
      3.A.1-2.     Selected Financial Data....................................2
      3.A.3.        Exchange Rates............................................4
      3.B.      Capitalization and Indebtedness...............................6
      3.C.      Reasons for the Offer and Use of Proceeds.....................6
      3.D.      Risk Factors..................................................7
     Item 4.    Information on the Company...................................14
      4.A.1-3.    Incorporation of the Company...............................14
      4.A.4.      Development of the Company.................................14
      4.A.5.      Capital Expenditures and Divestitures......................18
      4.A.6.      Current Capital Expenditures and Divestitures..............18
      4.A.7.      Public Takeover Offers.....................................18
      4.B., 4.C. and 4.D.  Business Overview, Organizational Structure
                           and Property, Plants and Equipment................18
     Item 5.   Operating and Financial Review and Prospects..................53
      5.A.     Operating Results.............................................53
      5.A.1.     Changes.....................................................54
      5.A.2.     Inflation...................................................58
      5.A.3.     Currency Fluctuations.......................................59
      5.A.4.     Government Policies.........................................59
      5.B.     Liquidity and Capital Resources...............................59
      5.B.1.     Liquidity...................................................59
      5.B.2.     Debt........................................................60
      5.B.3.     Budgeted Capital Expenditures...............................61
      5.C.     Research and Development, Patents and Licenses, Etc...........61
      5.D.     Trend Information.............................................61
     Item 6.   Directors, Senior Management and Employees....................65
      6.A., 6.B. and 6.C.  Directors and Senior Management, Compensation
                           and Board Practices...............................65
      6.D.     Employees.....................................................72
      6.E.     Share Ownership...............................................72
     Item 7.   Major Shareholders and Related Party Transactions.............73
      7.A.     Major Shareholders............................................73
      7.B.     Related Party Transactions....................................77
      7.C.     Interests of Experts and Counsel..............................78
     Item 8.   Financial Information.........................................78
      8.A.1-6.   Consolidated Statements and Other Financial Information.....78
      8.A.7.     Legal Proceedings...........................................78
      8.A.8.     Dividend Distributions......................................79
      8.B.     Significant Changes...........................................80

     Item 9.   The Offer and Listing.........................................80
      9.A.1-3.   Offering Details............................................80
      9.A.4.     Price History of Stock......................................80
      9.A.5-7.   Listing Details.............................................81
      9.B.     Plan of Distribution..........................................81
      9.C.     Markets.......................................................81
      9.D., 9.E. and 9.F.  Selling Shareholders, Dilution and
                           Expenses of the Issue.............................81
     Item 10.  Additional Information........................................82
      10.A.    Share Capital.................................................82
      10.B.    Memorandum and Articles of Association........................82
      10.C.    Material Contracts............................................90
      10.D.    Exchange Controls and Other Limitations Affecting
               Security Holders..............................................90
      10.E.    Taxation......................................................91
      10.F.    Dividends and Paying Agents...................................97
      10.G.    Statement by Experts..........................................97
      10.H.    Documents on Display..........................................98
      10.I.    Subsidiary Information........................................98
     Item 11.  Quantitative and Qualitative Disclosures About Market Risk....98
     Item 12.  Description of Securities Other than Equity Securities.......102

PART II.....................................................................102
     Item 13.  Defaults, Dividend Arrearages and Delinquencies..............102
     Item 14.  Material Modifications to the Rights of Security
               Holders and Use of Proceeds..................................102
     Item 15.  [Reserved]...................................................102
     Item 16.  [Reserved]...................................................102
     Item 17.  Financial Statements.........................................102

PART III....................................................................103
     Item 18.  Financial Statements.........................................103
     Index to Consolidated Financial Statements.............................103
     Index to Audit Reports From Independent Accountants Listed.............103
     Item 19   Exhibits ....................................................104
     Signatures.............................................................106

                                  Mining Terms

Alumina..................   Aluminum oxide. It is extracted from bauxite in a
                            chemical refining process and is the principal raw material in the electro-chemical process from which aluminum is produced.

Bauxite..................   A rock composed primarily of hydrated aluminum
                            oxides. It is the principal ore of alumina, the raw material from which aluminum is made.

Beneficiation............   The process of separating, concentrating and
                            classifying ore by particle size or some other characteristic (e.g., specific gravity, magnetic susceptibility, surface chemistry, etc.) in order to obtain the mineral or metal of interest.

CIF......................   Cost, insurance and freight. It indicates that the
                            seller pays for shipping, insurance, and all other costs associated with transportation of the commodity to its destination.

CIL......................   Carbon-in-Leach. A method of recovering gold in
                            solution from slurry streams by contacting activated carbon with the pulp during the leaching process within agitated vessels and separating loaded carbon from the pulp by screening.

CIP......................   Carbon-in-Pulp. A method of recovering gold and
                            silver extracted from pregnant cyanide solutions by absorbing the precious metals to granules of activated carbon, which are typically ground up coconut shells.

Concentration............   Physical, chemical or biological process to
                            increase the grade of the metal or mineral of interest.

DR.......................   Direct reduction. DR iron ore pellets are used by
                            steelmakers that employ minimill technology.

DWT......................   Deadweight ton. The measurement unit of a vessel's
                            capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel's total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Fines....................   Refers to iron ore with particles in the range of
                            0.10 mm to 6.35 mm diameter.

FOB......................   Free on Board. It indicates that the purchaser pays
                            for shipping, insurance, and all the other costs associated with transportation of the commodity to its destination.

Grade....................   The proportion of metal or mineral present in ore
                            or any other host material.

HL.......................   Heap Leaching. A low cost method of extracting
                            metals such as gold and copper from low-grade ores.
                            It consists of building a
                            heap of ore and applying a solution (lixiviant) which dissolves the metal to produce a pregnant solution (leachate) from which the metal is recovered by precipitation and smelting or carbon absorption, stripping and electrowinning methods.

Kaolin...................   A fine white aluminum silicate clay used as a
                            coating agent, filler, extender and absorbent in the paper, ceramics and pharmaceutical industries.

Lump ore.................   Iron ore or manganese ore with the coarsest
                            particle size in the range of 6.35 mm to 75 mm diameter, but varying slightly between different mines and ores.

Manganese................   A hard brittle metallic element found primarily in
                            the minerals pyrolusite, hausmannite and manganate.

Mineral deposit(s) or
  mineralized material(s).  Refers to a mineralized body which has been intersected by a sufficient number of
                            closely-spaced drill holes and/or
                            underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work. The deposit does not qualify as an ore body until it can be legally and economically extracted at the time of ore reserve determination.

Open pit mining..........   The extraction method by which surface or barren
                            rock is removed so that ore may be removed using power shovels, front-end loaders, hydraulic excavators, draglines, etc.

Oxides...................   Compounds of oxygen with another element. For
                            example, magnetite (Fe3O4) is an oxide mineral formed by the chemical union of iron with oxygen.

Pellet feed..............   Fine (0.10 mm to 6.35 mm) and ultra-fine (less than
                            0.10 mm) iron ore particles generated by the mining, grading, handling and transporting of iron ore, with no practical direct application in the steel industry, unless the material is aggregated into pellets through an agglomeration process.

Pellets..................   Balls of agglomerated fine and ultra-fine iron ore
                            particles of a size and quality suitable for particular steelmaking processes. Our pellets range in size from 8 mm to 18 mm.

Potash...................   A potassium chloride compound, chiefly KCl, used in
                            industry and agriculture.

Probable (indicated)
reserves.................   Reserves for which quantity and grade and/or
                            quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proven (measured)
reserves.................   Reserves for which (1) quantity is computed from
                            dimensions revealed in outcrops, trenches, workings or drill holes; (2) grade and/or quality are computed from the results of detailed sampling; and
                            (3) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Recoverable reserve....     That portion of interest in the ore that can be
                            physically recovered through processing.

Reserve................     Refers to that part of a mineral deposit which
                            could be economically and legally extracted or produced at the time of the reserve determination.

Run-of-mine............     Ore in its natural (unprocessed) state, as mined,
                            without having been crushed.

Seaborne market........     The market for iron ore products that are shipped
                            in vessels which have a capacity in excess of 50,000 DWT.

Sinter feed............     Iron or manganese ore suitable for sintering.

Sintering..............     Refers to the agglomeration of small particles into
                            a coherent mass by heating without melting.

S/P....................     Stockpile. Refers to ore or materials accumulated
                            or piled at the surface for future use.

Sulfides...............     Compounds of sulphur with more than one element and
                            metallic sulfides (such as galena, PbS, and chalcopyrite, CuFeS2) which occur as minerals.

                     Presentation of Financial Information

     We have prepared our financial statements appearing in this annual report in accordance with generally accepted accounting principles in the United States (U.S. GAAP), which differ in certain respects from accounting principles in Brazil (Brazilian GAAP). Brazilian GAAP is determined by the requirements of Law No. 6,404, dated December 15, 1976, as amended (the Brazilian Corporation
Law), and the rules and regulations of the Comissao de Valores Mobiliarios, or CVM, the Brazilian Securities Commission. We publish financial statements in Brazil, known as the Brazilian Corporation Law financial statements, and prepare them in accordance with Brazilian GAAP. We use our Brazilian Corporation Law financial statements for:

     o    reports to Brazilian shareholders,

     o    filings with the CVM,

     o    determination of dividend payments, and

     o    determination of tax liability.

     Our financial statements and the other financial information appearing in this annual report have been remeasured (translated) from Brazilian reais to U.S. dollars on the basis explained in note 2(a) to our financial statements unless we indicate otherwise.

     Some of the figures included in this annual report have been rounded.

                                --------------

     References to "real," "reais" or "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the official currency of Brazil; and references to "U.S. dollars," "dollars" or "US$" are to United States dollars.

     Unless otherwise specified, metric units have been used, e.g. tons refer to metric tons.

     References to "CVRD Group," "us" or "we" are to CVRD, its consolidated subsidiaries and its joint ventures and other affiliated companies. References to "Vale Overseas" are to Vale Overseas Limited. References to "affiliated companies" are to companies in which Companhia Vale do Rio Doce has a minority investment, and exclude controlled affiliates that are consolidated for financial reporting purposes.

     References to our "ADSs" or "American depositary shares" include both our common American depositary shares (our common ADSs), each of which represents one common share of CVRD, and our preferred American depositary shares (our preferred ADSs), each of which represents one preferred class A share of CVRD. American depositary shares are represented by American depositary receipts
(ADRs) issued by JPMorgan Chase Bank, as depositary.

                Presentation of Information Concerning Reserves

     The estimates of proven and probable reserves at mines within the CVRD Group and the estimates of mine life, as of December 31, 2001, included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, as described in Mining Terms. We derived estimates of mine life described in this annual report from such reserve estimates. See Item 3.D. Risk Factors--Risks Relating to the Mining Industry.

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

                          Forward Looking Information

     This annual report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Many of the forward looking statements contained in this annual report can be identified by the use of forward-looking words such as "anticipate", "believe", "could", "expect", "should", "plan", "estimate", and "potential", among others. Those statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to:

     o    our direction and future operation,

     o the implementation of our principal operating strategies, including our potential participation in privatization, acquisition or joint venture transactions or other investment opportunities,

     o    our divestiture plans,

     o the implementation of our financing strategy and capital expenditure plans,

     o the exploration of mineral reserves and development of mining facilities,

     o    depletion and exhaustion of mines and mineral reserves,

     o    the declaration or payment of dividends,

     o other factors or trends affecting our financial condition or results of operations, and

     o    the factors discussed under Item 3.D. Risk Factors beginning on page
          7.

     These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see Item 3. Key Information, and our reports filed with the CVM and the U.S. Securities and Exchange Commission. We caution that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of these various factors.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

1.A.     Directors and Senior Management

     See Item 6.A., 6.B. and 6.C. Directors and Senior Management, Compensation and Board Practices--Board of Directors and--Executive Officers.

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

     Davis Polk & Wardwell
     450 Lexington Avenue
     New York, NY 10017 U.S.A.

1.C.     Auditors

     PricewaterhouseCoopers Auditores Independentes acts as our independent public accountants. The firm's address is:

     PricewaterhouseCoopers Auditores Independentes
     Rua da Candelaria 65
     15th Floor
     Rio de Janeiro, Brazil

     PricewaterhouseCoopers is a member of the Instituto Brasileiro de Contadores, or IBRACON, the Brazilian Institute of Accountants (registration no. CRC-SP-160-S-RJ).

     We have retained AMEC Engineering and Construction Services, or AMEC (formerly MRDI), to audit and verify some of our estimates of proven and probable reserves and mine life as of December 31, 2001. The firm's address is:

     AMEC Engineering and Construction Services
     2001 W. Camelback Road, Suite 300
     Phoenix, AZ 85015 U.S.A.

     Unless specifically stated, our reserve estimates have not been audited by AMEC.

Item 2.  Offer Statistics and Expected Timetable

     Not applicable.

Item 3.  Key Information

3.A.1-2. Selected Financial Data

     The table below presents selected consolidated financial information as of and for the periods indicated. You should read this information together with our consolidated financial statements appearing in this annual report.


                                                                   For the Year Ended December 31,
                                                   ----------------------------------------------------------------
                                                     1997          1998          1999          2000          2001
                                                   --------      --------       --------     --------      --------
                                                                        (in millions of US$)
Statement of Income Data
Net operating revenues                             US$3,748      US$3,553       US$3,076     US$3,935      US$3,990
Cost of products and services                        (2,653)       (2,272)        (1,806)      (2,429)       (2,327)
Selling, general and administrative
   expenses                                            (207)         (171)          (138)        (225)         (241)
Research and development                                (51)          (48)           (27)         (48)          (43)
Employee profit sharing plan                            (46)          (29)           (24)         (29)          (38)
Restructuring costs                                     (87)           (9)            --           --            --
Other income (expenses)                                 (79)         (175)          (165)        (278)         (412)
                                                   --------      --------       --------     --------      --------
Operating income                                        625           849            916          926           929
                                                   --------      --------       --------     --------      --------
Non-operating income (expenses):
Financial income (expenses)                              (3)          151            (33)        (107)         (200)
Foreign exchange and monetary gain/
   Translation gain (loss)                                7          (108)          (213)        (142)         (393)
Gain on sale of investments                              --            --             --           54           784
                                                   --------      --------       --------     --------      --------
                                                          4            43           (246)        (195)          191
                                                   --------      --------       --------     --------      --------
Income before income taxes, equity
   results, minority interests and
   extraordinary items                                  629           892            670          731         1,120
Income taxes benefit (charge)                           (32)           --            (33)          32           218
Equity in results of affiliates and joint
   ventures                                             155            80             41          260           (49)
Change in provision for losses and
   write-downs on equity investments                    (59)         (273)          (268)          62            (4)
Minority interests                                       (2)           (1)             2            1             2
Extraordinary items (net of taxes)(1)                  (372)           --             --           --            --
                                                   --------      --------       --------     --------      --------
Net income                                         US$  319      US$  698       US$  412     US$1,086      US$1,287
                                                   --------      --------       --------     --------      --------
Total cash distributions                           US$  302      US$  607       US$  452     US$  246      US$1,066

--------------
(1) Extraordinary items in 1997 relate to transactions in connection with the first step of our privatization.

                                                                   For the Year Ended December 31,
                                                   ----------------------------------------------------------------
                                                   (in US$ except recorded dividends and interest on shareholders'
                                                                 equity per share and share numbers)
                                                     1997          1998           1999           2000         2001
                                                  ---------      ---------      ---------      --------     --------
Per Share Data
       Basic earnings per common and
       preferred share(2):
       Income before extraordinary items...       US$  1.06      US$  1.80      US$  1.07      US$ 2.82     US$ 3.34
                                                  ---------      ---------      ---------      --------     --------
       Extraordinary items.................           (0.96)            --             --            --           --
       Net income..........................       US$  0.10      US$  1.80      US$  1.07      US$ 2.82     US$ 3.34
                                                  ---------      ---------      ---------      --------     --------
Recorded dividends and interest on
   shareholders' equity per share in US$(3)       US$  1.20      US$  1.58      US$  1.28      US$ 1.70     US$ 1.99
Recorded dividends and interest on
   shareholders' equity per share in
       Brazilian reais(3)..................        R$  1.33       R$  1.86       R$  2.28       R$ 3.33      R$ 4.61
Weighted average number of shares
   outstanding (in thousands):
       Common shares(2)....................         249,983        249,983        249,983       249,983      249,864
       Preferred shares(2).................         138,563        137,965        134,917       134,917      135,042
                                                  ---------      ---------      ---------      --------     --------
           Total...........................         388,546        387,948        384,900       384,900      384,906
                                                  ---------      ---------      ---------      --------     --------

                                                                           At December 31,
                                                  -------------------------------------------------------------------
                                                     1997          1998           1999          2000          2001
                                                  ----------     ---------      ---------     ---------     ---------
                                                                        (in millions of US$)
Balance Sheet Data
Current assets.............................        US$ 2,603     US$ 2,845      US$ 2,490     US$ 2,502     US$ 2,638
Property, plant and equipment, net.........            5,557         5,261          3,943         3,955         3,813
Investments in affiliated companies and
   joint ventures and other investments....            1,666         1,557          1,203         1,795         1,218
Other assets...............................            1,791         1,385          1,052         1,543         1,853
                                                  ----------     ---------      ---------     ---------     ---------
           Total assets....................           11,617        11,048          8,688         9,795         9,522
                                                  ----------     ---------      ---------     ---------     ---------
Current liabilities........................            2,057         2,030          2,072         2,136         1,921
Long-term liabilities......................            1,157         1,169            601         1,061           786
Long-term debt(4)..........................            1,428         1,389          1,321         2,020         2,170
Minority interest..........................               69            68              3             9             5
                                                  ----------     ---------      ---------     ---------     ---------
           Total liabilities...............            4,711         4,656          3,997         5,226         4,882
                                                  ----------     ---------      ---------     ---------     ---------
Stockholders' equity.......................
       Capital stock.......................            1,288         1,740          1,927         1,927         2,211
       Additional paid-in capital..........              498           498            498           498           498
       Reserves and retained earnings......            5,120         4,154          2,266         2,144         1,931
                                                  ----------     ---------      ---------     ---------     ---------
           Total stockholders' equity......        US$ 6,906     US$ 6,392      US$ 4,691     US$ 4,569     US$ 4,640
                                                  ----------     ---------      ---------     ---------     ---------
           Total liabilities and
              stockholders' equity.........        US$11,617     US$11,048      US$ 8,688     US$ 9,795     US$ 9,522
                                                   =========     =========      =========     =========     =========

------------------
(2) Each common American depositary share represents one common share and each preferred American depositary share represents one preferred class A share.

(3) Since 1997, all distributions have been in the form of interest on shareholders' equity.

(4) Excludes current portion. At December 31, 2001, we had extended guarantees for borrowings of joint ventures and affiliated companies in an aggregate amount of US$702 million. These contingent liabilities do not appear on the face of our consolidated balance sheets, but appear in note 15(a) to our consolidated financial statements.

                                                                  At December 31,
                                                    -----------------------------------------------
                                                     1997      1998      1999      2000      2001
                                                    ------    ------    ------    ------    ------
                                                                   (in millions of US$)
Additional Data
Ratio of earnings to fixed charges(1)......          3.40x     4.28x     3.66x     3.43x      4.28x

------------------

(1) To calculate the ratio of earnings to fixed charges, we calculate earnings by adding interest before income taxes, equity results and minority interests, fixed charges, amortization of capitalized interest and distributed income of equity investments less capitalized interest. Fixed charges represent the total of capitalized interest, financial expenses and the preferred stock guaranteed dividend.

3.A.3.   Exchange Rates

     There are two principal foreign exchange markets in Brazil:

     o    the commercial rate exchange market, and

     o    the floating rate exchange market.

     Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares.

Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank unified the exchange positions of the Brazilian banks in the floating rate exchange market and commercial exchange market, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in the pricing and liquidity of both markets, each market continues to be regulated differently.

     From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the U.S. dollar. On January 13, 1999, the band was set between R$1.20 and R$1.32 per US$1.00. Two days later, on January 15, 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. As a result, the exchange rate dropped to R$2.1647 per US$1.00 on March 3, 1999. Since then, the real/U.S. dollar exchange rate has been established by the interbank market, and has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely or whether the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. For more information on these risks, see Item 3.D Risk Factors--Risks Relating to Brazil.

     The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated.

                                                           Average for
                                      ------------------------------------------------------
                                      Period-end         Period          Low           High
                                      ----------        --------        -----          -----
Year ended
----------
December 31, 1997.................       1.116          1.088(1)        1.040          1.116
December 31, 1998.................       1.209          1.168(1)        1.117          1.209
December 31, 1999.................       1.789          1.851(1)        1.208          2.165
December 31, 2000.................       1.955          1.835(1)        1.723          1.985
December 31, 2001.................       2.320          2.353(1)        1.936          2.801

Month ended
-----------
December 31, 2001.................       2.320          2.380(2)        2.293          2.467
January 31, 2002..................       2.418          2.366(2)        2.293          2.438
February 28, 2002.................       2.348          2.408(2)        2.348          2.469
March 31, 2002....................       2.324          2.345(2)        2.324          2.366
April 30, 2002....................       2.362          2.320(2)        2.271          2.369
May 31, 2002......................       2.522          2.453(2)        2.377          2.530
June 24, 2002.....................       2.827          2.684(2)        2.541          2.827

--------------
(1)  Average of the rates on the last day of each month in the period.

(2)  Average of the lower and higher rates in the month.

Source:  Central Bank.


     On June 24, 2002, the commercial selling rate was R$2.827 per US $1.00.

3.B.     Capitalization and Indebtedness

     The table below sets forth our current liabilities and capitalization at December 31, 2001.

                                                                                     At December
                                                                                       31, 2001
                                                                                     (In millions
                                                                                       of US$)
                                                                                     -------------
Current liabilities
   Current portion of long-term debt..............................................   $        296
   Short-term debt................................................................            589
   Other..........................................................................          1,036
                                                                                     -------------
         Total current liabilities................................................   $      1,921
                                                                                     ============
Long-term liabilities
   Long-term debt
     Secured......................................................................   $        633
     Unsecured....................................................................          1,537
                                                                                     -------------
         Total long-term debt.....................................................          2,170
   Loans from related parties.....................................................             21
   Other..........................................................................            765
                                                                                     -------------
         Total long-term liabilities..............................................          2,956
                                                                                     -------------
Minority interest.................................................................              5
                                                                                     -------------
Shareholders' equity
   Preferred shares--600,000,000 shares authorized and 138,575,913 issued..........           820
   Common shares--300,000,000 shares authorized and 249,983,743 issued.............         1,479
   Treasury shares--91 preferred and 4,715,170 common shares.......................           (88)
Additional paid-in capital........................................................            498
Retained earnings.................................................................          5,396
Other cumulative comprehensive income.............................................         (3,465)
                                                                                     -------------
         Total shareholders' equity...............................................          4,640
                                                                                     -------------
         Total capitalization (total shareholders' equity + long-term debt).......   $      6,810
                                                                                     ============

     We often use joint venture and affiliated company ownership structures with domestic and foreign partners to finance our large-scale projects. On occasion, we enter into guarantees to support the debt of these joint ventures and affiliated companies. As of December 31, 2001, we had extended guarantees for borrowings of joint ventures and affiliated companies in an aggregate amount of US$702 million, of which US$492 million was denominated in U.S. dollars and the remaining US$210 million was denominated in Brazilian currency. These guarantees do not appear in the table above.

     At December 31, 2001 US$458 million of our total long-term debt was guaranteed by non-CVRD Group entities pursuant to a transaction which arose out of our privatization.

Vale Overseas

     The table below sets forth Vale Overseas' capitalization at March 31, 2002.

                                                                                     At December
                                                                                       31, 2001
                                                                                     (In millions
                                                                                       of US$)
                                                                                     ------------
   Long-term debt..............................................................      U.S.$300,000
   Shareholders equity.........................................................                 1
                                                                                     ------------
         Total.................................................................      U.S.$300,001
                                                                                     ============

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

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. The Brazilian government's actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by changes in policy involving tariffs, exchange controls and other matters, as well as other factors outside of our control such as:

     o    currency fluctuations,

     o    inflation,

     o    monetary policy and interest rates,

     o    fiscal policy,

     o    energy shortages, and

     o    other political, social and economic developments in or affecting
          Brazil.

   Inflation and certain government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities.

     Brazil has historically experienced extremely high rates of inflation. Since the introduction of the real in July 1994 under the Real Plan, Brazil's inflation rate has been substantially lower than in previous periods. Inflation, as measured by the Indice Geral de Precos--Mercado, the general market price index in Brazil, or IGP-M, fell to 1.8% in 1998 before increasing to 20.1% in 1999 as a result of the devaluation of the real in January 1999, and decreased again to 9.9% in 2000, 10.4% in 2001 and 1.1% in the first four months of 2002. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. If Brazil experiences substantial inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our securities may fall. For a more detailed discussion about inflation, see Item 5.A.2. Inflation.

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

     The Brazilian currency has historically suffered frequent devaluation and depreciation. In the past, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     In 1999, the real depreciated 48% against the U.S. dollar, and in 2000 it devalued 9%. During 2001, the real experienced a period of significant depreciation, in part due to the economic uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. The real depreciated 18.7% against the U.S. dollar during 2001. There are no guarantees that the exchange rate between the real and the U.S. dollar will stabilize at current levels or that the real will appreciate against the U.S. dollar.

     Depreciation of the real relative to the U.S. dollar would reduce the U.S. dollar value of distributions and the dividends on the American depositary shares and may also reduce the market value of our securities. Depreciation also creates additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. For a more detailed discussion about the floating exchange rate and Brazilian government measures aimed at stabilizing the real, see Item 3.A.3. Exchange Rates.

   Developments in other emerging market countries may affect the Brazilian securities markets.

     International investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly. For example, the Brazilian financial markets were adversely affected by the Asian financial crisis at the end of 1997 and the Russian financial crisis in 1998. In 2001, after prolonged periods of recession, followed by political instability, Argentina announced it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the currency to float. The Argentine peso experienced a 260% devaluation against the U.S. dollar from January 1 to May 31, 2002.

     The continuation of the Argentine recession and the recent devaluation of the Argentine peso could adversely affect the Brazilian economy, as Argentina is one of Brazil's principal trading partners, accounting for 8.6% of Brazil's exports in 2001. The Argentine crisis may also affect the perception of risk in Brazil by foreign investors. Although the expectation of many that a similar problem would follow in Brazil has not materialized, the volatility in market prices for Brazilian securities increased in early 2001. Nonetheless, if events in Argentina continue to deteriorate, they may adversely affect our ability to borrow funds at an acceptable interest rate, to raise equity capital when and if there should be a need, or to finance capital expenditures. Approximately 63.9% of our long-term debt at December 31, 2001 is scheduled to mature in 2003 and 2004. Accordingly, adverse developments in Argentina or in other emerging market countries could harm our results of operations and lead to a reduction in the demand for, and market price of, our ADSs

   The Brazilian government's energy rationing program could adversely affect us.

     We are a significant consumer of Brazil's electricity production, and accounted for 4.5% of total consumption in Brazil in 2001. Brazil faced a shortage of energy during the second half of 2001 as a result of increased demand due to economic growth, inadequate expansion of electric generation in past years and unfavorable hydrological conditions. In response, the Brazilian government imposed an energy rationing program to alleviate the energy shortage, which aimed to decrease energy consumption by at least 20%. This program had a negative impact upon the country's economic performance and inflation levels. As a result of this program, we had a temporary reduction of our aluminum and ferro-alloy production. By the end of 2001, climate conditions improved, reducing the immediate risk of energy shortages. Therefore, the Brazilian government eliminated the restrictions on the use of energy on December 31, 2001 for the northern region of Brazil, and on February 28, 2002 for the rest of Brazil. However, there currently remain forecasted shortfalls in generation capacity. We are unable to assess the impact that the government's response to future energy shortages may have on our operations.

   Our business could be affected by political instability in Brazil.

     The next presidential elections in Brazil are to occur in October 2002 and Brazilian law does not allow President Fernando Henrique Cardoso, now serving a second term, to serve a third term. Changes in the composition of the governing coalition, in the identity of ruling local parties, in the cabinet or in the presidency may potentially undermine investor confidence or produce policy changes that may adversely affect our operations and/or the price of our ADSs.

Risks Relating to Our Business

   Due to our dependence on the global steel industry, any fluctuations in the demand for steel could adversely affect our business.

     Sales prices and volumes in the worldwide iron ore mining industry depend on the prevailing and expected level of demand for iron ore in the world steel industry. The world steel industry is cyclical. A number of factors, the most significant of these being the prevailing level of worldwide demand for steel products, influence the world steel industry. During periods of sluggish or declining regional or world economic growth, demand for steel products generally decreases and leads to corresponding reductions in demand for iron ore. Global steel output in 2001 decreased by 0.08% to 846,900 from 847,600 tons produced during 2000. This may lead to decreases in the level of demand in the iron ore market and have an adverse effect on world contract prices and sales volumes for iron ore. Prolonged reductions or declines in world contract prices or sales volumes for iron ore would have a material adverse effect on our revenues. In addition, poor conditions in the global steel industry could result in the bankruptcy of some of our customers, which would increase our bad debt expenses.

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

     Our mining activities in Brazil depend on authorizations and concessions by regulatory agencies of the Brazilian government. Our exploration, mining and mineral processing activities are also subject to Brazilian laws and regulations which change from time to time. If these laws and regulations change in the future, modifications to our technologies and operations could be required, and we may be required to make unbudgeted capital expenditures which could lead to an increase in our borrowing costs. For a more detailed discussion about the authorizations and concessions by regulatory agencies of the Brazilian government upon which our mining activities depend, see Item 4.B., 4.C. and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment--Lines of Business--Non-Ferrous Minerals--Regulatory Matters.

   Our energy business is subject to extensive governmental regulation

     The Brazilian power generation business depends on concessions granted by the government and is regulated and supervised by the Brazilian electricity regulatory governmental agency, ANEEL. Given that Brazil may face future energy shortages like the one experienced in the second half of 2001, the Brazilian government has announced its intention to issue further regulations applicable to the power system. Changes in the laws, regulations or governmental policies regarding the power generation industry, the marketing of energy in the wholesale market or concession requirements could lower the returns we are expecting from our investments in the business. For more information on the regulations governing our energy business, see Item 4.B., 4.C. and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment--Non-Ferrous Minerals--Regulatory Matters.

   Our operations are also regulated by Brazilian environmental laws. Changes to these laws in the future may adversely affect our mining and energy business.

     Our operations often involve using, handling, disposing and discharging hazardous materials into the environment or the use of natural resources, and are therefore subject to the environmental laws and regulations of Brazil. Environmental regulation in Brazil has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us through imposing restrictions on our activities, creating new requirements for the issuance or renewal of environmental licenses, raising our costs, or requiring us to engage in expensive reclamation efforts. We are currently a defendant in an action brought by the municipality of Itabira, in the state of Minas Gerais, on the basis of environmental laws. If we do not prevail in this lawsuit, we could incur a substantial expense. For more information on environmental laws and the legal challenges we face, see Item 4.B., 4.C. and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment--Environmental Matters and Item 8.A.7. Legal Proceedings.

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

     Our businesses are generally subject to a number of risks and hazards, including:

     o    industrial accidents,

     o    labor disputes,

     o    unexpected geological conditions,

     o    slope failures,

     o    environmental hazards,

     o    electricity stoppages,

     o    equipment or vessel failures, and

     o    weather and other natural phenomena.

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

   Our mineral exploration efforts may not lead to a replenishment of our gold reserves, which could adversely affect our mining prospects.

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

     Once we discover mineralization, it may take us a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. It takes substantial time and expenditures to:

     o    establish ore reserves through drilling,

     o determine appropriate metallurgical processes for optimizing the recovery of metal contained in ore,

     o    obtain the ore or extract the metals from the ore, and

     o    construct mining and processing facilities for greenfield properties.

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

     We currently operate important parts of our pelletizing, copper exploration, logistics, energy, and aluminum businesses through joint ventures with other companies. Our forecasts and plans for these joint ventures assume that our joint venture partners will observe their obligations to contribute capital, purchase products and, in some cases, provide managerial talent. If any of our joint venture partners do not observe its commitments, it is possible that the affected joint venture would not be able to operate in accordance with its business plans or that we would have to increase the level of our investment to give effect to these plans. For more information on our joint ventures, see Item 4.B., 4.C. and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment--Lines of Business--Ferrous Minerals--Pellets, --Lines of Business--Non-Ferrous Minerals--Current Copper Prospects, --Lines of Business--Logistics, --Lines of Business--Energy and --Lines of Business--Holdings--Aluminum Business-- Bauxite, --Alumina and --Aluminum.

   Our Albras joint venture is subject to substantial electricity cost increases.

     Electricity costs are a significant component of the cost of producing aluminum. Our aluminum plant, Albras--Aluminio Brasileiro S.A., or Albras, obtains electric power at discounted rates from Eletronorte, a state-owned electric power utility. The contract through which Albras purchases electricity from this utility expires in 2004. It is not likely that Albras will continue to benefit from below-market electricity costs following expiration of the contract. Albras is currently trying to negotiate a new contract and is examining other alternatives. We cannot predict the impact that this will have on Albras's cost structure.

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

     In 2001, 7.3% of our consolidated gross operating revenues were attributable to sales to Japanese customers, 12.3% were attributable to sales to other Asian customers and 29.7% were attributable to sales to European customers. In 2001, 1.7% of our sales were made to Argentine customers. As noted above, Argentina continues to experience severe economic difficulties.

     A number of important Asian economies, including Japan and South Korea, have experienced difficulties in recent periods. Continuing economic difficulties in the Asian market could reduce local demand for iron ore and pellets, which, in turn, could have a material adverse effect on us. Asian economies could be harmed by a weak U.S. economy, and a slow U.S. economy could have an adverse effect on the European economy. A weakened economy in Asia or Europe could reduce demand for our products in our primary markets.

   Our principal shareholder and the Brazilian government could have a great deal of influence on our company.

     Valepar, our principal shareholder, currently owns 42% of our outstanding common stock and 27% of our total outstanding capital. Litel Participacoes S.A. holds 42% of Valepar's stock and directly owns 10% of our outstanding common shares. For a description of our share ownership, see Item 7.A. Major Shareholders--Principal Shareholder. As a result of their stock ownership, Valepar and Litel have significant influence in determining the outcome of any action requiring shareholder approval, such as the election of our directors. BNDESPAR, a wholly-owned subsidiary of BNDES, the Brazilian development bank, has a golden share in Valepar, giving the Brazilian government special voting rights over certain actions of Valepar. Further, the Brazilian government, in addition to its ownership stake in us, owns a golden share in us, which gives it veto powers over certain actions that we could propose to take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of this golden share, see Item 10.B. Memorandum and Articles of Association--Common Shares and Preferred Shares--General.

   We are subject to ongoing antitrust investigations.

     Conselho Administrativo de Defesa Economica, or CADE, the Brazilian antitrust regulator, has initiated inquiries into our principal lines of business to determine whether undue concentration exists in our industries. We cannot predict the outcome of these inquiries. If CADE were to determine that undue concentration exists in one or more of our industries, CADE could impose measures to safeguard competition in that industry. These measures could include requiring us to divest certain operations or imposing price restrictions.

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

     From time to time, the Brazilian government may impose restrictions on capital outflow that would hinder or prevent the custodian who acts on behalf of the depositary for the American depositary shares from converting proceeds from the shares underlying the American depositary shares into U.S. dollars and remitting those proceeds abroad. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance.

     The Brazilian government imposed remittance restrictions for approximately six months in 1989 and early 1990. If enacted, similar restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares from reais into U.S. dollars and the remittance of the U.S. dollars abroad. In such a case, the custodian, acting on behalf of the depositary, will hold the reais it cannot convert for the account of the holders of American depositary receipts who have not been paid. The depositary will not invest the reais and will not be liable for interest on those amounts. Furthermore, any reais so held will be subject to devaluation risk.

   If you exchange American depositary shares for the underlying shares, you risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

     The Brazilian custodian for the shares underlying our American depositary shares will obtain a certificate of registration from the Central Bank of Brazil to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to the shares underlying our American depositary shares or upon the disposition of the underlying shares. If you decide to exchange your American depositary shares for the underlying shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the custodian's certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of, or distributions relating to, the underlying shares unless you obtain your own certificate of registration by registering your investment in the underlying shares under Law No. 4,131 or Resolution No. 2,689 of the National Monetary Council, which entitles foreign investors to buy and sell securities on the Sao Paulo stock exchange. For more information regarding these exchange controls, see Item 10.D. Exchange Controls and Other Limitations. If you attempt to obtain your own certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the underlying shares or the return of your capital in a timely manner. We cannot assure you that the custodian's certificate of registration or any certificate of foreign capital registration obtained by you will not be affected by future legislative changes, or that additional restrictions applicable to you, the disposition of the underlying shares or the repatriation of the proceeds from disposition will not be imposed in the future.

   Because we are not obligated to file a registration statement with respect to preemptive rights relating to our shares, you might be unable to exercise those preemptive rights.

     Holders of American depositary receipts that are residents of the United States may not be able to exercise preemptive rights, or exercise other types of rights, with respect to the underlying shares. Your ability to exercise preemptive rights is not assured unless a registration statement is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to the underlying shares and we cannot assure you that we will file any registration statement. If a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the underlying shares, see Item 10.A. Share Capital--Preemptive Rights.

   Holders of our American depositary receipts may encounter difficulties in the exercise of voting rights.

     Holders of our common shares are entitled to vote on shareholder matters, while holders of our preferred shares are not entitled to vote except in extremely limited circumstances. You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold our American depositary shares rather than the underlying shares. For example, under some circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary on how to vote for you. For a detailed description of your rights as an American depositary receipt holder, see Item 10.A. Share Capital--Preemptive Rights.

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

     Our wholly-owned subsidiary Vale Overseas was registered and incorporated as a Cayman Islands exempted company with limited liability on April 3, 2001 (registration number 113637). Vale Overseas has been incorporated for an indefinite period of time. Its registered office is at Walker House, P.O. Box 908 GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands.

4.A.4.   Development of the Company

   Recent Developments

     The following discussion describes some of the important recent developments in our businesses.

     Mining

     At December 31, 2001, in our wholly-owned and majority-owned operations, we had 4.0 billion tons of proven and probable iron ore reserves and 130 million tons per year of iron ore production capacity. In 2001, we acquired an additional 15 million tons of iron ore production capacity and 263 million tons of other mineral deposits. We describe significant mining acquisitions below.

     Samitri. In May 2000, we acquired a controlling interest in S.A. Mineracao da Trindade, known as Samitri. In September 2000, through a public tender, we acquired additional shares to bring our ownership to 99.3% of the voting capital and 99.2% of the total capital of Samitri. In February 2001, we increased our ownership interest in Samitri to 100% by exchanging 140,023 of our preferred class A shares for the shares in Samitri that we did not already own. In October 2001, we merged Samitri into CVRD. The total cost of the Samitri acquisition was US$710.5 million, which we principally financed with operating cash flow. Samitri operates the Alegria, Agua Limpa and Corrego do Meio iron ore mining complexes in the state of Minas Gerais, and is one of Brazil's largest producers of iron ore. Its production capacity is 17.5 million tons per year, and it has proven and probable reserves of 691 million tons of high grade hematite and other mineral deposits of 11.6 billion tons of itabirites. The Samitri acquisition allowed us to acquire a 50% interest in the pelletizing operations of Samarco Mineracao S.A., described below.

     Ferteco. In April 2001, we acquired 100% of Ferteco Mineracao S.A. from Thyssen Krupp Stahl AG, for US$523 million. Ferteco is one of the largest producers of iron ore in Brazil, with a production capacity of 15 million tons per year. It has other mineral deposits of 263 million tons of hematite and itabirite ores, with a quality similar to our Southern System reserves. It operates two open pit iron ore mines, Fabrica and Feijao, and a pellet plant in the Iron Quadrangle region in the State of Minas Gerais which has a production capacity of 4 million tons per year. Ferteco accounted for 2% of world iron ore production in 2001.

     Additionally, Ferteco owns 9.8% of the total capital of MRS Logistica S.A., a Brazilian railroad company. MRS has 1,612 kilometers of track linking the states of Rio de Janeiro, Sao Paulo and Minas Gerais, with a capacity to transport 80 million tons per year. Ferteco also operates a marine terminal through its wholly owned subsidiary, Companhia Portuaria Baia de Sepetiba S.A., in the port of Sepetiba, Rio de Janeiro.

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

     Sossego. In October 2001, we acquired all of Phelps Dodge Exploration Corporation's stake in Mineracao Serra de Sossego S/A for $42.5 million. As a result of the transaction, we now own 100% of Sossego. Sossego is a copper project in the Carajas region, state of Para, with an estimated 313 million tons in copper ore reserves.

     Codelco. In November 2001, we agreed to form a 50/50 joint venture to explore new opportunities to produce and process copper with Corporacion Nacional del Cobre de Chile, or Codelco, the world's largest copper producer.

     Caemi. In December 2001, we acquired 50% of Caemi's voting shares for US$278.7 million. We completed the acquisition after receiving the approval of the European Commission, which required as a condition that Caemi sell its 50% interest in Quebec Cartier Mining Company, known as QCM, a Canadian iron ore and pellets producer. Caemi has been following all the procedures required by the European Commission and is in the process of disposing of its stake in QCM but has not entered into a definitive agreement to do so. We currently own 50% of the voting capital and 17% of the total capital of Caemi. Mitsui & Co., Ltd. holds the remaining 50% of Caemi's voting capital. Caemi accounted for 3% of world iron ore production in 2000. We are obligated to indemnify the seller from whom we purchased our interest in Caemi against certain liabilities in connection with the transaction. In a pending arbitration, other former shareholders of Caemi who also sold their shares in the transaction have alleged that the seller should have closed the transaction earlier, and that certain actions by the seller resulted in a lower sale price for their shares. This arbitration proceeding is in its early stages and we are unable to predict its outcome, although we do not expect that any liability under the indemnity would be material.

     Nucor. In April 2002, we signed a non-binding memorandum of cooperation to identify potential iron and steel business opportunities for joint development with Nucor Corporation, a North American steelmaker. We will be exploring opportunities with Nucor, including projects that offer strategic position in North and South America and mutually advantageous opportunities that may arise as a result of the restructuring of the North American steel industry.

     Salobo. In June 2002, we acquired Anglo American's 50% interest in Salobo Metals S.A. through our subsidiary Caulim do Brasil Investimentos S/A for US$50.9 million. Salobo is the largest of five copper projects that we are currently developing, with estimated mineral reserves of 784 million tons. We now own, directly and indirectly, 100% of Salobo's equity capital.

     Antofagasta. In June 2002, we signed a memorandum of understanding with Antofagasta Plc, one of Chile's largest copper producers, to develop a 50/50 joint venture for mining, research and exploration near Cuzco in southern Peru. We intend to invest US$6.7 million over the next three years on this joint venture.

     Pellets

     In 2001, we acquired an additional 4 million tons of annual production capacity of pellets through our acquisition of Ferteco. Our pelletizing joint ventures have a combined annual production capacity of 35.8 million tons. Of this total, 17.9 million tons corresponded to our equity ownership in the pelletizing joint ventures as of December 31, 2001, and thus represented our attributable share. In addition, as of December 31, 2001, our wholly-owned pelletizing operations had a combined annual production capacity of 9.2 million tons.

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

     Sao Luis. In March 2002, we completed the construction of our new Sao Luis pelletizing plant. We expect the plant to produce 2 million tons of pellets in 2002, and by 2003, reach full nominal capacity of 6 million tons per year. This investment will bring our consolidated pellet production capacity to 33.1 million tons per year. Our total capital expenditure for the plant was US$188 million.

     Energy

     In 2001 and 2000, we consumed 12.5 TWh and 13.8 TWh of electricity, respectively. Energy management and supply has become a priority for us, driven both by the Brazilian government's privatization program of the industry, and by the risk of rising electricity prices and electricity rationing due to energy shortages, such as the one Brazil experienced in the second half of 2001. We currently perceive favorable investment opportunities in the Brazilian electricity sector and are taking advantage of them to invest in hydroelectric power generation projects. We currently hold stakes in nine hydroelectric power generation projects (Igarapava, Porto Estrela, Funil, Candonga, Aimores, Capim Branco I, Capim Branco II, Foz do Chapeco and Santa Isabel), which have a total projected capacity of 3,364 MW. The Igarapava and Porto Estrela power plants started operations in January 1999 and September 2001, respectively. Our remaining power generation projects are scheduled to start operations within the next five years. These projects may sell their production to third parties in the power market, and, as a result, our energy department will be engaged in wholesale marketing activities. Our energy business is comprised of the sale but not the delivery of electricity. We may use some of the electricity from these projects for our internal needs. As we are a large consumer of electricity, we expect that investing in the energy business will help protect us against electricity price volatility.

     Divestitures

     In line with our focus on mining, logistics and energy, we have moved to pare down our holdings of non-strategic assets. We have disposed of almost all of our pulp and paper assets and are also pursuing the sale of assets in the steel and transportation sectors that are not strategically connected to our core businesses.

     In the pulp and paper industry, in March 2001, we concluded the sale of our interest in Bahia Sul Celulose S.A., known as Bahia Sul, for approximately US$318 million. In September 2001, we concluded the sale of our stake in Celulose Nipo Brasileira, S.A., known as Cenibra, to our former partner for US$670.5 million. In June 2002, we agreed to sell approximately 70,000 acres of eucalyptus forest in the San Mateus region of the state of Espirito Santo to Aracruz Celulose S.A. and Bahia Sul. Once this transaction closes, we will have sold all of our pulp and paper assets.

     In the steel industry, we disposed of our 2.3% stake in Acominas in December 2000 for US$10 million worth of preferred shares of Gerdau S.A., a publicly listed steel company, which we intend to sell in the future. In addition, in March 2001, we disposed of our 10.3% stake in Companhia Siderurgica Nacional or CSN. We transferred our interest in CSN, valued at US$249 million to Fundacao Vale do Rio Doce de Seguridade Social, known as VALIA, our employee pension fund, in order to satisfy a funding obligation that we owed VALIA. For more information on this contribution to VALIA see Item 6.D. Employees. Finally, we have begun the process of divesting our dry-bulk cargo shipping assets. In February 2002, Docenave sold six of its carrier vessels, with a total capacity of 592,240 DWT, to Empresa Naviera Elcano, S.A., a Spanish company, for US$53 million. Docenave subsequently sold another three vessels for US$7.5 million. We intend to sell Docenave's remaining dry-bulk assets in the future, but have reached no agreement regarding this sale to date.

     In the logistics industry, in August 2001, we sold our 50% interest in the Rio Doce Pasha marine terminal, located in the port of Los Angeles in Los Angeles, California, to our partner in the joint venture, the Pasha Group, for approximately US$10 million. This marine terminal principally handles imports of steel slabs for California Steel Industries, Inc., or CSI, our steelmaking joint venture.

     Unwinding of Our Cross-Holding Relationships With CSN

     We acquired a stake in Companhia Siderurgica Nacional, or CSN, during its privatization process in 1993. CSN, in turn, acquired a 6.8% stake in us during the first step of our privatization process in 1997, through its indirect participation in Valepar, our principal shareholder. In line with our strategy to consolidate and focus on mining, logistics and energy, in the first quarter of 2001, we implemented a program to unwind our cross-holding relationships with CSN.

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

     As part of the unwinding transaction, CSN granted us the following rights of first refusal relating to CSN's Casa de Pedra mine, each of which lasts for a period of 30 years:

     o the right to purchase any iron ore produced by the mine beyond CSN's internal requirements,

     o the right to purchase or to rent the mine should CSN decide to sell or lease it, and

     o the right to become a joint venture partner should CSN decide to form a pelletizing joint venture with a third party with iron ore produced by the mine.

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

                                               For the Year Ended December 31,
                                              ----------------------------------
                Business Area                    1999         2000        2001
--------------------------------------------- ----------   ---------   ---------
                                                       (in millions of USS)
Ferrous...................................... US$    183   US$   354   US$   454
Non-ferrous..................................         56          50          40
Logistics....................................          4          14          25
Energy.......................................         18          19          52
Corporate center.............................          4          10          24
                                              ----------   ---------   ---------
       Total................................. US$    265   US$   447   US$   595
                                              ----------   ---------   ---------

     Capital expenditures relating to ferrous products increased 42.9% from US$354 million in 2000 to US$506 million in 2001, primarily due to the construction of the Sao Luis pelletizing plant (US$84 million), the construction of infrastructure needed for its installation (US$55 million) and the acquisition of locomotives for transportation of iron ore (US$21 million).

     For a description of our divestitures, see Item 4.A.4. Development of the Company--Divestitures.

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

     For the year ended December 31, 2001, we had consolidated gross operating revenues of US$4,132 million, 62.9% of which were attributable to sales of iron ore and pellets, 14.7% of which were attributable to third-party transportation, 6.9% of which were attributable to sales of aluminum sector products and 3.4% of which were attributable to sales of gold. For the year ended December 31, 2001, we recorded consolidated operating income of US$929 million and consolidated net income of US$1,287 million. Our equity in results of affiliates and joint ventures and provisions for losses and write-downs on equity investments in aggregate totaled US$53 million over that period.

     Our main lines of business are mining, logistics and energy and are generally grouped according to the business segments below:

     o ferrous minerals: comprised of iron ore, pellets as well as manganese and ferro alloys businesses,

     o non-ferrous minerals: comprised of gold, kaolin, potash and copper businesses,

     o logistics: comprised of railroads, ports and terminals and shipping businesses,

     o    energy: comprised of power generation businesses, and

     o holdings: comprised of aluminum, steel, fertilizers and e-commerce businesses.

     Mining. Our primary mining activities involve iron ore. We operate two world-class integrated systems in Brazil for producing and distributing iron ore, each consisting of mines, railroads and port and terminal facilities. The Southern System, based in the states of Minas Gerais and Espirito Santo, contains aggregate estimated proven and probable iron ore reserves of approximately 2.3 billion tons. The Northern System, based in the states of Para and Maranhao, contains aggregate estimated proven and probable iron ore reserves of approximately 1.2 billion tons. We also operate ten pellet producing facilities, six of which are joint ventures with international partners. We have a 50% stake in Samarco Mineracao S.A., in Ponta do Ubu, which owns and operates two pelletizing plants.

     Exploration Assets. As part of our mineral prospecting and development activities in Brazil, we have acquired extensive experience in exploration techniques and processes specifically designed for use in tropical areas of the world. Our current mineral exploration efforts are mainly in Brazil and focus on copper, gold, nickel, manganese, and kaolin. Expenditures for a mineral exploration program were US$43 million in 2001 We currently hold claims to explore approximately 7.0 million hectares (17.3 million acres).

     Logistics. In our logistics business, we provide our clients with various forms of transportation and related support services, such as warehouse, port and terminal services. We are a leading competitor in the Brazilian transportation industry. Each of our iron ore complexes incorporates an integrated railroad network linked to automated port and terminal facilities, and is designed to provide iron ore, freight and passenger rail transportation, bulk terminal storage and ship loading services to us and third parties. For 2001, our railroads transported approximately 55.4% of the total freight tonnage transported by Brazilian railroads, or approximately 167.1 million tons of cargo, of which 79.6 million tons were our iron ore and pellets. Of the total amount transported, 51% was for third parties and 49% was for ourselves. Our two wholly-owned railroads, the Vitoria-Minas railroad and the Carajas railroad, serve primarily to transport our iron ore products from interior mines to coastal port and terminal facilities. In addition, the Vitoria-Minas railroad carries significant amounts of third party cargo as well as passengers.

     Energy. In 2001, we began to consider energy as a core business, although at present energy production does not represent a significant portion of our activities. We currently hold stakes in nine hydroelectric power generation projects (Igarapava, Porto Estrela, Funil, Candonga, Aimores, Capim Branco I, Capim Branco II, Foz do Chapeco and Santa Isabel) which have a total projected capacity of 3,364 MW. The Igarapava and the Porto Estrela power plants started operations in January 1999 and September 2001, respectively. Our remaining power generation projects are scheduled to start operations within the next five years. Depending on market conditions, the power generated by these plants will be sold in the market and/or used for our own operations. See Item 4.B., 4.C. and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment--Lines of Business--Energy.

     Aluminum Operations. Through joint ventures, our wholly owned subsidiary, Aluvale, conducts major operations in the production of aluminum. They include bauxite mining, alumina refining and aluminum metal smelting and marketing. Aluvale conducts its bauxite mining activities through its 40.0% interest in MRN, which holds substantial bauxite reserves with a low strip ratio and high recovery rate. MRN, one of the largest bauxite producers in the world, produced
10.7 million tons of bauxite in 2001. Aluvale currently holds a 50.3% voting interest in our alumina refining joint venture, Alunorte, which has a nominal production capacity of 1.5 million tons of alumina per year. Aluvale participates in two aluminum smelting joint ventures, Albras, in which it has a 51.0% interest, and Valesul, in which it has a 54.5% interest. These joint ventures have a combined production capacity of 500,000 tons of aluminum per year. Our integrated aluminum operations rank among the largest in Latin America in terms of production volume.

     Vale Overseas. Vale Overseas, our wholly-owned subsidiary, is a finance company for the CVRD Group. Its business is to borrow money outside Brazil by issuing securities to finance CVRD's activities outside Brazil or to on-lend it to other CVRD Group companies. On March 8, 2002, Vale Overseas issued 8.625% notes maturing on March 8, 2007, extendable to September 8, 2008, to raise US$300 million. The issuance of the notes was its first borrowing.

   Business Strategy

     Through organic, disciplined growth and selective acquisitions, we will continually seek to develop our mining, logistics and energy capabilities and increase scale while working to reduce costs. We aim to achieve earnings growth and increase cash generation, while maximizing our return on capital employed and the total return to our shareholders. We are focusing on our core businesses of mining, logistics and energy to achieve these goals, by:

     o    maintaining our leadership position in the world iron ore market,

     o expanding our pelletizing facilities to accommodate current market demands,

     o    growing our logistics business,

     o    developing our copper resources,

     o    increasing our aluminum activities, and

     o    developing power generation projects.

   Maintaining Our Leadership Position in the World Iron Ore Market

     In 2001, we produced 14% of the world's iron ore, more than any other producer. In 2001, we acquired Ferteco, which accounted for 2% of world iron ore production in 2001, and we acquired one half of the control of Caemi, which accounted for 3% of world iron ore production in 2001. We are committed to maintaining our position in the world iron ore market by keeping close contact with our customers, focusing our product line to capture industry trends and controlling costs. We believe that our strong relationships with major customers, tailored product line and logistical advantages will enable us to achieve this goal.

     Expanding Our Pelletizing Facilities to Accommodate Current Market Demands

     We believe that, in the long term, the growth rate of global demand for pellets will continue to be higher than the growth rate of the overall iron ore market, and therefore we plan to continue investing in the development of this dynamic segment of the iron ore market. We constructed a new pelletizing plant at Sao Luis, which started commercial operation in June 2002 and by 2003 will have a production capacity of 6 million tons of pellets per year, and we are expanding production capacity at our Samarco pellet operations. When these investments are completed, we and our joint ventures will have an additional
5.2 million tons of annual production capacity, and a total of 56.2 million tons of annual production capacity.

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

     Developing Our Copper Resources

     Global demand for copper grew rapidly in the 1990s. From 1993 to 2001, global consumption of copper increased from 10,967,000 tons to 15,281,000 tons per year. Although growth was adversely affected by the global economic slowdown in 2001, we expect strengthening of the growth trend over the next decade, driven by the spending in the automotive, computer, telecommunications and electrical appliance sectors of the world economy. We believe that our copper projects, which are all situated in the Carajas region, can be among the most competitive in the world in terms of investment cost per ton of ore. When our copper mines enter production, they will benefit from our transportation facilities serving the Northern System. Additionally, in March 1997, we and BNDES, entered into a Mineral Risk Contract providing for the joint development of certain unexplored mineral resources in approximately two million identified hectares of land in the Carajas region, as well as proportional participation in any financial benefits earned from the development of those resources. For more detailed information on the Mineral Risk Contract, see Item 4.B., 4.C. and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment--Lines of Business--Non-Ferrous Minerals--Current Copper Prospects--Mineral Risk Contract.

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

     Developing Power Generation Projects

     In 2001 and 2000, we consumed 12.5 TWh and 13.8 TWh of electricity, respectively. Energy management and supply has become a priority for us, driven both by the Brazilian government's privatization program of the industry, and by the risk of rising electricity prices and electricity rationing due to energy shortages, such as the one Brazil experienced in the second half of 2001. We currently perceive favorable investment opportunities in the Brazilian electricity sector and are taking advantage of them to invest in hydroelectric power generation projects. These projects may sell their production to third parties in the power market, and, as a result, our energy department will be engaged in wholesale marketing activities. Our energy business is comprised of the sale but not the delivery of electricity. We may use some of the electricity from these projects for our internal needs. As we are a large consumer of electricity, we expect that investing in the energy business will help protect us against electricity price volatility.

     In 2001, we spent US$52 million on investments in power projects. We currently hold stakes in two hydroelectric power plants (Igarapava and Porto Estrela), which have already started operations. Both are located in the state of Minas Gerais. We are also investing in the construction of five hydroelectric power plants and developing the economical and environmental feasibility studies for two other hydroelectric projects for which we and our joint venture partners have obtained the concessions. When completed, these projects will provide us with the equivalent of approximately half of our 2001 electricity consumption (approximately 12.5 TWh). We are also analyzing other hydroelectric power projects that will require additional investments.


                               LINES OF BUSINESS

     Our principal lines of business consist of mining, logistics and energy. For internal management purposes, we group our aluminum operations together with our other significant equity participations in steel and pulp and paper. See Item 4.B., 4.C., and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment--Lines of Business--Holdings.

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

                                                                      For the Year Ended December 31,
                                                                      -------------------------------
                                                                        1999        2000       2001
                                                                      ---------  ---------  ---------
                                                                            (in millions of US$)
Revenues classified by geographic destination Export sales:
       Latin America.............................................     US$   149  US$   224  US$   238
       United States.............................................           147        252        247
       Europe....................................................           621        969      1,469
       Middle East...............................................           146        209        216
       Japan.....................................................           351        544        525
       Asia, other than Japan....................................           575        651        864
       Other.....................................................            --         --         --
                                                                      ---------  ---------  ---------
                                                                          1,989      2,849      3,559
                                                                      ---------  ---------  ---------
       Domestic sales............................................           639      1,000      1,082
                                                                      ---------  ---------  ---------
           Total.................................................     US$ 2,628  US$ 3,849  US$ 4,641
                                                                      ---------  ---------  ---------
Revenues classified by category
Iron ore.........................................................     US$ 1,859  US$ 2,710  US$ 3,438
Pellets..........................................................           632        769        860
Manganese and ferro-alloys.......................................           137        370        343
                                                                      ---------  ---------  ---------
           Total.................................................     US$ 2,628  US$ 3,849  US$ 4,641
                                                                      ---------  ---------  ---------

   Iron Ore

     We conduct our iron ore business primarily at the parent company level.

     System Structure

     The table below sets forth information regarding our proven and probable iron ore reserves as of December 31, 2001. The estimates of mineral reserves have been audited and verified by AMEC Engineering and Construction Services, or AMEC, experts in geology, mining and ore reserve determination.

                                                    Proven and Probable Reserves
                                                    ----------------------------
                                                         Ore
                                                       Tonnage         Grade(1)
                                                    -------------     ----------
                                                     In millions
                                                       of tons)         (% Fe)
Southern System
Itabira District
     Caue.......................................          15.5           46.9
     Conceicao..................................         319.5           56.7
     Dois Corregos(2)...........................         403.7           59.5
                                                       -------
         Total Itabira District.................         738.7           58.0
                                                       -------
Timbopeba(6)....................................         115.8           55.1
Gongo Soco Complex(8)...........................         486.7           54.7
Capanema/Ouro Fino(3)...........................          26.7           59.2
Fazendao........................................         237.2           50.6
Samitri
     Alegria Complex(9).........................         619.4           54.2
     Morro Agudo Complex(10)....................          64.1           45.4
     Corrego do Meio Complex(11)................           7.2           58.6
                                                       -------
 Total Samitri..................................         690.6           53.2
                                                       -------

                                                    Proven and Probable Reserves
                                                    ----------------------------
                                                         Ore
                                                       Tonnage         Grade(1)
                                                    -------------     ----------
                                                     In millions
                                                       of tons)         (% Fe)

 Samarco (7)....................................         595.4           46.2
 Total Southern System                                 2,891.1           53.2
                                                       -------
Northern System
Carajas(4)......................................       1,100.7           65.3
                                                       -------
     Total CVRD Group...........................       3,991.9           56.5
                                                       -------
--------------
(1)  CVRD equity interest in mines is 100% unless otherwise noted.

(2)  Consists of several mines.

(3)  CVRD ownership interest is 51%.

(4)  Includes four active mines.

(5)  The subtotal and total figures include weight-averaged ore grades.

(6)  Reserves are based on 2001 model.

(7)  CVRD owns 50 percent of Samarco.

(8) Gongo Soco Complex consists of Gongo Soco, Brucutu, Bau and Gralhos deposits.

(9)  Alegria, Fabrica Nova and Morro da Mina deposits.

(10) Agua Limpa and Cururu deposits.

(11) Corrego do Meio and Segredo deposits.

     The table below sets forth information regarding our mines. The projected exhaustion dates are based on 2001 production levels.

                                                         Projected     Our
                                          Commencement   Exhaustion  Ownership        Production For the Year Ended
                  Mine                    of Operations     Date     Interest                  December 31,
----------------------------------------  -------------  ----------  ---------      ---------------------------------
                                                                                      1999          2000         2001
                                                                                     ------        ------       ------
                                                                      (percent)          (in millions of tons)
Southern System
Itabira District
       Caue.............................      1942           2014         100%        17.8          20.1         19.7
       Conceicao........................      1957           2014         100         18.8          19.8         19.2
       Dois Corregos....................        --             --          --           --            --           --
       Total Itabira District...........        --             --          --         36.6          39.9         38.9
                                                                                     -----         -----        -----
Timbopeba...............................      1984           2006         100          7.4           7.6          5.5
Gongo Soco Complex(1)...................      2000           2010         100          0.7           6.6          6.7
Capanema/Ouro Fino......................      1982           2003          51          3.7           5.3          3.9
Fazendao................................      1997             --         100          0.9           1.2          1.0
Samitri.................................
       Alegria Complex(2)...............      2000           2040         100           --           9.4          9.7
       Agua Limpa Complex(3)............      2000           2009         100           --           3.7          2.5
       Corrego do Meio Complex(4).......      2000           2006         100           --           1.5          1.2
                                                                                     -----         -----        -----
Total Samitri...........................        --             --          --           --          14.6         13.4
                                                                                     -----         -----        -----
Urucum(5)...............................      1993             --         100          0.6           0.7          0.6
                                                                                     -----         -----        -----
       Total Southern System............        --             --          --         49.9          75.9         70.0
                                                                                     -----         -----        -----
Northern System
                                                                                     -----         -----        -----
Carajas(6)..............................      1986           2021         100         44.0          47.6         52.4
                                                                                     -----         -----        -----
Total CVRD Group........................                                              93.9         123.5        122.4

--------------
(1) The Gongo Soco Complex consists of the Gongo Soco, Brucutu, Bau and Gralhos deposits.

(2) The Alegria Complex consists of the Alegria, Fabrica Nova and Morro da Mina deposits.

(3) The Agua Limpa Complex consists of the Agua Limpa and Cururu deposits.

(4) The Corrego do Meio Complex consists of the Corrego do Meio and Segredo deposits.

(5)  There are no proven and probable reserves at Urucum.

(6)  Includes four active mines.

     Integrated Systems

                               [GRAPHIC OMITTED]

     Our iron ore mining and related operations are concentrated in two regions in Brazil, the Southern System and the Northern System. The Southern System is located in the States of Minas Gerais and Espirito Santo, and the Northern System is located in the States of Para and Maranhao. Each system includes iron ore reserves and other mineral deposits, mines, ore processing facilities and integrated railroad and terminal transportation facilities. Our railroads connect each system and bring products from the mines to our marine terminals, located at Tubarao and Praia Mole in the Southern System, and Ponta da Madeira in the Northern System. The operation of two separate systems, each with transportation capability under our control, enhances reliability and consistency of service to our customers.

     Southern System

                               [GRAPHIC OMITTED]

     The Southern System is an integrated system consisting of iron ore mines, the Vitoria-Minas railroad, and the Ports of Tubarao and Praia Mole (located in Vitoria, in the State of Espirito Santo). The iron ore mines of the Southern System are located in a region called the Iron Quadrangle in the State of Minas Gerais, in the southeast of Brazil. Nine mining complexes compose this system:
Caue and Conceicao in the Itabira District, Timbopeba, Gongo Soco Complex, Alegria Complex, Agua Limpa Complex, Corrego do Meio Complex, Capanema and Fazendao. The Southern System is accessible by road or by spur tracks of the Vitoria-Minas railroad, which transports iron ore concentrate, lump, and natural pellet ore to the Tubarao marine terminal (located approximately 600 kilometers away) and domestic steelmakers, as well as third party general cargo.

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

     Northern System

                               [GRAPHIC OMITTED]

     The Northern System is an integrated mine, railroad and port system, including open pit mines and an ore processing complex. The Northern System is located in the Carajas region, in the States of Para and Maranhao in the north of Brazil (in the Amazon River basin), on public lands for which we hold mining concessions. The Northern System's reserves are among the largest iron ore deposits in the world, with a life of more than 21 years at 2001 output levels. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the north range, which is divided into four main mining bodies (N4E, N4WC, N4WN and N5).

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

   Pellets

     We conduct our pellet business primarily through participations in joint ventures and also at the parent company level, as shown below:


                                                              CVRD
                                                               |
                                                               |
         ---------------------------------------------------------------------------------------------------------------
50.9%    | 51.0%      50.9%    | 51.0%       51.0%   | 51.1%      50.0%    | 49.0%      50.0%    | 50.0%      50.0%    | 50.0%
(total   | (voting    (total   | (voting    (total   | (voting    (total   | (voting    (total   | (voting    (total   | (voting
capital) | capital)   capital) | capital)   capital) | capital)   capital) | capital)   capital) | capital)   capital) | capital)
         |                     |                     |                     |                     |                     |
     Companhia             Companhia             Companhia
       Italo-              Hispano -               Nipo -               Samarco           Gulf Industrial          Companhia
   Brasileira de         Brasileira de         Brasileira de           Mineracao             Investment            Coreano -
    Pelotizacao           Pelotizacao           Pelotizacao              S.A.                 Company            Brasileira de
    (Itabrasco)          (Hispanobras)          (Nibrasco)             (Samarco)               (GIIC)             Pelotizacao
                                                                                                                  (Kobrasco)
Partners:
 Ilva Mining W.V.          Aceralia            Nippo Steel                BHP             Gulf Investment            POSCO
                                               Nissho Iwai                                  Corporation
                                               NKK Corporation
                                               Sumitomo Metal
                                                 Industries
                                               Kawasaki Steel
                                                 Corporation
                                               Nisshin Steel

     The table below sets forth information regarding attributable pellet production by us and our joint ventures for the periods indicated.

                                                     For the Year Ended
                                                        December 31,
                                                   ----------------------
                    Pellet producer                 1999    2000    2001
-------------------------------------------------- ------  ------  ------
                                                    (In millions of tons)
CVRD..............................................   4.8     5.0     5.1
Itabrasco.........................................   3.4     3.3     3.3
Hispanobras.......................................   3.6     3.8     3.7
Nibrasco..........................................   6.1     8.5     7.1
Kobrasco..........................................   3.8     4.4     4.2
Samarco...........................................    --    12.7     9.9
GIIC..............................................    --     3.6     2.7
                                                   -----   -----   -----
Total.............................................  21.7    41.3    36.0
                                                   -----   -----   -----
Percentage DR pellets.............................  25.9%   23.5%   26.2%

     Except for GIIC, which is in Bahrain, and Samarco, which is in Ponta do Ubu, all of our pelletizing operations are in the Southern System at our Tubarao complex. We acquired Samarco in May 2000, and GIIC in October 2000.

     In April 2001, we acquired an additional 4 million tons of annual production capacity of pellets through our acquisition of Ferteco Mineracao S.A., known as Ferteco.

     In March 2002, we completed the construction of our new Sao Luis pelletizing plant. Our total capital expenditure for the plant was US$188 million. The plant is located in our Northern System.

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

                                                       For the Year Ended
                                                           December 31,
                                                    --------------------------
                 Joint Venture                       1999(1)  2000(1)  2001(1)
---------------------------------------------       -------- -------- --------
                                                      (In millions of tons)
Kobrasco.....................................           4.1      4.7     4.5
Itabrasco....................................           3.6      3.6     3.6
Hispanobras..................................           4.0      4.1     3.9
Nibrasco.....................................           6.6      9.3     7.8
Samarco......................................            --      1.9     1.9
GIIC.........................................            --      2.0     1.7
       Total.................................          18.3     25.6    23.4

--------------
(1) Shipments in 2001, 2000 and 1999 represent iron ore sold and iron ore delivered to the joint ventures on a tolling basis.

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

     Historically, we have exported more than two-thirds of our iron ore shipments. We export iron ore products primarily to Asia and Europe, with customers in Japan, China, South Korea and Germany accounting for approximately 53.5% of our total export shipments in 2001. Our 10 largest customers collectively purchased 37.6 million tons of iron ore and pellets from us, representing 41.7% of our 2001 iron ore and pellet shipments and approximately 40% of our total revenues. No individual customer accounted for more than 7.0% of our sales of iron ore products for any of the three years ended December 31, 2001.

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

     Our port and terminal facilities in the Southern and Northern Systems receive iron ore and pellets from our railroads for dispatch onto ocean-going vessels. We shipped a total of 118.0 million tons of iron ore and pellets in 2001. The Tubarao/Praia Mole marine terminal complex, located near the Port of Vitoria in the State of Espirito Santo, serves the Southern System. The Vitoria-Minas railroad transports ore from iron ore mines in the Southern System directly to the Tubarao terminal and its ship-loading facilities. The Ponta da Madeira marine terminal complex, located near the Port of Sao Luis in the State of Maranhao, serves the Northern System. The Carajas railroad transports iron ore from the Northern System mines directly to the Ponta da Madeira terminal and its ship-loading facilities.

     We are currently seeking to divest our dry-bulk shipping business due to its overall lack of profitability and to the significant investment we would have to undertake to replace our existing dry-bulk shipping fleet in the future. See Item 4.B., 4.C., and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment--Logistics--Ports and Terminals--Shipping.

     Competition (Iron Ore and Pellets)

     The international iron ore market is highly competitive. Several large producers dominate this market. The principal factors affecting competition are price, quality, range of products offered, reliability and transportation costs. In 2001, the Asian market (primarily Japan, South Korea and China) and the European market were the primary markets for our iron ore.

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

     We are competitive in the European market for the reasons we described above, as well as the quality of our Carajas iron ore and the proximity of the Ponta da Madeira port facilities to European customers. Our principal competitors in Europe are:

     o    Anglo American (U.K.) and Affiliates,

     o    Iron Ore Co.,

     o    Quebec Cartier Mining Co. (Canada),

     o    Luossavaara Kiirunavaara AB (Sweden),

     o    Societe Nationale Industrielle et MiniPre (Mauritania),

     o    Kumba Resources (South Africa), and

     o    BHP (Australia), Rio Tinto (UK) and Affiliates.

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

   Manganese and Ferro-Alloys

     We conduct our manganese and ferro-alloy business primarily through affiliates and joint ventures, as shown below:

                                                    CVRD
                                                     |
                                                     |
         --------------------------------------------|-------------------------------------------
         |                      |                    |                    |                     |
99.9%    | 99.9%       99.2%    | 99.9%              |           49.0%    | 49.0%      100%     | 100%
(total   | (voting     (total   | (voting            |           (total   | (voting    (total   | (voting
capital) | capital)    capital) | capital)           |           capital) | capital)  capital)  | capital)
         |                      |                    |                    |                     |
      Rio Doce                Sibra                  |            Nova Era Silicon           Urucum
      Manganese         Eletrosiderurgica            |                  (NES)             Mineracao S.A.
       Europe           Brasileira S.A.              |                                      (Urucum)
       (RDME)                (SIBRA)                 |                 Partner:
      (France)                  |                    |           Mitsubishi Kawasaki
                                |                    |                Mizushima
                       93.6%    | 99.88%             |
                       (total   | (voting            |
                       capital) | capital            |
                                |                    |
                                |            0.23%   | 0.11%
                            Companhia       (total   | (voting
                        Paulista de Ferro   capital) | capital)
                             Ligas       -------------
                             (CPFL)


     In 2001, we were the largest Brazilian manganese ore producer, with total shipments of approximately 1.7 million tons. We had US$315 million in gross revenues in 2001 from manganese ore and ferro-alloy sales.

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

     Our manganese mines produce three types of manganese products:

          o metallurgical ore used primarily for the production of ferro-alloys,

          o natural manganese dioxide suitable for the manufacture of electrolytic batteries, and

          o chemical ore used in several industries for the production of fertilizer, pesticides and animal food and used as a pigment in the ceramics industry.

     The production of ferro-alloys consumes significant amounts of electricity. The Brazilian government, as part of its energy rationing program, required us as of June 1, 2001 to decrease energy consumption by 25% for ferro-alloy related activities. In June 2001, in response to these governmental measures, we began a plan to reduce our ferro-alloy output in the six-month period ending November 30, 2001, by 46,000 tons, from the previously planned 220,000 tons to 174,000 tons. This reduction represents a revenue loss of US$26 million. We believe that the remaining production will be sufficient to supply our clients in Brazil and the rest of Latin America, our main ferro-alloys markets. Despite this mandatory temporary reduction, we continue to pursue our long-term plan to expand our ferro-alloy operations. For information on the risks associated with the Brazilian government's energy rationing program, see
Item 3.D. Risk Factors--Risks Relating to Brazil--The Brazilian government's energy rationing program could adversely affect us.

     The table below sets forth information regarding our manganese reserves as of December 31, 2001. The estimates of mineral reserves have been audited and verified by AMEC.

                                             Proven and Probable Reserves
                                          ------------------------------------
                                                             Ore
                   Mine(1)                    Type         Tonnage(2)  Grade(3)
----------------------------------------- -----------      ---------   -------
                                                 (In millions of tons)
Azul..................................... Open pit (1)        15.0       44.5
                                          Stockpile            0.6       49.3
                                                             -----      -----
                                                              15.6       48.7
                                                             -----      -----
Urucum................................... Underground(2)       7.5       47.5
                                                             -----      -----
       Total.............................                     23.1       45.6
                                                             =====      =====
--------------
(1)  Reported as product wet tons (14.5% moisture content).

(2)  Reported as product dry tons.

(3)  Reported as recoverable product grade.


     The table below sets forth information regarding our manganese mines and recent manganese ore production for the periods indicated. The projected exhaustion dates are based on 2001 production levels.

                                                         Projected     Our
                                          Commencement   Exhaustion  Ownership         Production For the Year Ended
                                          of Operations     Date     Interest                   December 31,
                                          -------------  ----------  ---------        ---------------------------------
                  Mine                                                                 1999          2000         2001
-------------------------------------                                                 ------        ------       ------
                                                                     (percent)              (in millions of tons)
Azul.................................         1986          2014       100%             0.9           1.4          1.4
Urucum...............................         1976          2035       100%             0.2           0.3          0.3
                                                                                       ----          ----         ----
       Total.........................                                                   1.1           1.7          1.7


     The table below sets forth information regarding our ferro-alloy production.

                                           Production         Production in
                 Plant                      Capacity              2001
-------------------------------------   -----------------     --------------
                                         (In thousands        (In thousands
                                        of tons per year)        of tons)
RDME.................................         140.0              120.0
CPFL/SIBRA...........................         311.6              220.0
NES..................................          45.0               32.0

     Prior to December 1999, we owned 50% of Vale Usiminas Participacoes, S.A. or VUPSA. In December 1999, we agreed to acquire, for a nominal sum, the 50% stake in VUPSA that we did not already own from our former partner, Usinas Siderurgicas de Minas Gerais S.A., known as Usiminas. In exchange for our agreement to acquire the Usiminas interest in VUPSA, Usiminas was released from some of its obligations with respect to the debt of Companhia Paulista de Ferro Ligas, or CPFL, and Sibra Eletrosiderurgica Brasileira S.A., or SIBRA, two leading Brazilian producers of ferro-alloys, which were owned by Ferro Ligas do Norte S.A., a subsidiary of VUPSA. This acquisition enables us to integrate our manganese mining operations with ferro-alloy producing plants. On December 31, 2000, after a corporate reorganization, we became the direct owner of SIBRA, which in turn owns CPFL.

Non-Ferrous Minerals

     Our non-ferrous minerals business segment includes the production of gold and other non-ferrous minerals, such as kaolin and potash. We also include our copper exploration efforts in the non-ferrous category.

     The table below sets forth information regarding our non-ferrous revenues and sales by geographic market for the periods indicated.

                                                                              For the Year Ended
                                                                                 December 31,
                                                                         ---------------------------
                                                                          1999       2000      2001
                                                                         ------     ------    ------
                                                                              (In millions of US$)
Revenues classified by geographic destination
       Export sales:
       Latin America...................................................  $   --     $    --   $   --
       United States...................................................     139         156      139
       Europe..........................................................      --          35       33
       Japan...........................................................      --           4       --
       Asia, other than Japan..........................................       4           3        1
                                                                         ------     -------   ------
                                                                            143         198      173
Domestic sales.........................................................      96          90       79
                                                                         ------     -------   ------
       Total                                                             $  239     $   288   $  252
                                                                         ======     =======   ======
Revenues classified by category
Gold...................................................................  $  155     $   156   $  139
Potash.................................................................      84          85       71
Other minerals.........................................................      --          47       42
                                                                         ------     -------   ------
       Total...........................................................  $  239     $   288   $  252
                                                                         ======     =======   ======

   Gold

     We conduct our gold business primarily at the parent company level and each of our gold mines is wholly owned.

     We started gold operations in 1984 and, at December 31, 2001, we operated three gold mines. We are one of the largest gold producers in Latin America, with a total gold production of 513,300 troy ounces of refined gold for 2001. We were responsible for approximately 32% of all gold produced on an industrial scale in Brazil during 2001. Gold sales generated US$139 million of gross operating revenues in 2001.

     The table below sets forth information regarding estimated gold proven and probable reserves as of December 31, 2001. The estimates of mineral reserves have been audited and verified by AMEC.

                                                              Proven and Probable Reserves
                                    -----------------------------------------------------------------------------------
                                                        Ore        Au
                                                      Tonnage     Grade    Contained     Metal        Recoverable Gold
             Mine(1)                  Ore Type(2)       (Mt)      (g/t)     Gold (t)  Recovery(%)     (t)    M ozt (3)
--------------------------------    ----------------  --------  ---------  ---------  ----------     ------------------
                                                                                                             (Millions
                                                     (Millions                                                of troy
                                                      of tons)  (gram/ton    (tons)    (percent)     (tons)   ounces(4)
Igarape Bahia(4)................    Sulfide CIP         0.78       3.80      2.96         90          2.67     0.086
                                    Sulfide
                                    Stockpile           0.06       3.51      0.21         90          0.19     0.006
                                    Oxide HL            0.79       1.28      1.01         70          0.71     0.023
                                    Oxide Stockpile     0.43       1.05      0.45         70          0.32     0.010
                                                      ------     ------    ------                   ------    ------
Total-Igarape...................                        2.06       2.25      4.64         84          3.88     0.125
                                                      ------     ------    ------                   ------    ------
Fazenda Brasileiro..............    Sulfide CIP         2.33       5.18     12.08         94.6       11.43     0.367
                                                      ------     ------    ------                   ------    ------
Itabira.........................    CIL in situ         0.34       2.05      0.70         96          0.67     0.022
                                                      ------     ------    ------                   ------    ------
                                    S/P HL              0.10       0.55      0.06         60          0.03     0.001
                                                      ------     ------    ------                   ------    ------
Total-Itabira...................                        0.45       1.70      0.76                     0.71     0.003
                                                      ------     ------    ------                   ------    ------
Total...........................                        4.84       3.61     17.48         92         16.02     0.495
                                                      ======     ======    =======                  ======    ======

--------------
(1) Each mine listed is 100% owned by the Company. All mines are open-pit except Fazenda Brasileiro, which is an underground operation.

(2) CIP refers to Carbon-in-Pulp, HL refers to Heap Leaching, S/P refers to Stockpile, and CIL refers to Carbon-in-Leach.

(3)  ozt refers to troy ounces.  One troy ounce equals 31.103 grams.

(4) The Igarape Bahia mine is exhausted at the date of this annual report although we are currently studying drilling in deeper zones. The stated reserve equals the production from January 1, 2002 through completion of mining.

         The table below sets forth information regarding our gold mines and recent gold production for the periods indicated. The projected exhaustion dates are based on 2001 production levels.

                                                                       Production
                            Commencement  Projected      --------------------------------------
                                of        Exhaustion
           Mine             Operations       Date            For the Year Ended December 31,
--------------------------  ------------  -----------    --------------------------------------
                                                           1999         2000              2001
                                                         --------    ----------        --------
                                                              (Thousands of troy ounces)(1)
Igarape Bahia.............      1991         2002           357.5         333.9           328.3
Fazenda Brasileiro........      1984         2009           141.2         154.6           165.2
Almas.....................      1985         2001            16.0          13.2             0.6
Caete.....................      1996         2001            17.4          11.0             0.4
Itabira...................      1984         2003            20.0          22.4            18.8
                                                         --------     ---------        --------
Total.....................                                  552.1         535.1           513.3
                                                         --------     ---------        --------
Average total cash cost of
   production (US$ per
   troy ounce)(1).........                               US$  143     US$   165        US$  146
                                                         --------     ---------        --------

--------------
(1)  One troy ounce equals 31.103 grams.

     Our gold mines are located in the states of Minas Gerais, Bahia and Para. All gold mines are open-pit, except for Fazenda Brasileiro, which is underground. Each mine includes an on-site processing facility to produce dora bars from raw ore. We ship dora bars to a third party refinery for remelting and chemical treatment, which yields gold bars with 99.99% purity. Our gold is insured from the time we place it in its mine vaults until it reaches the customer.

     As of December 31, 2001, our proven and probable gold reserves represented three years of production at 2001 output levels. In 2001, we had expenditures of US$5.7 million for gold exploration and resource development, including US$0.4 million related to prospecting for new deposits and US$4.7 million directed to the extension of existing reserves. Of these expenses, US$0.6 million were reimbursed under the Mineral Risk Contract. See--Current Copper Prospects--Mineral Risk Contract.

     Drilling has indicated that Igarape Bahia has gold mineralization at distinct levels. Mineralization at the uppermost level, which consists primarily of oxidized gold ore, was depleted at the date of this annual report. We are currently studying the commencement of mining in the second and third ore zones to produce copper concentrate with gold credit. The second zone is a transition zone which changes from oxide-based ore to sulfide, and the third zone consists entirely of copper sulfide ore.

   Kaolin

     We conduct our kaolin business through our stake in Para Pigmentos S.A., which began operations in August 1996. Our total and voting interests in Para Pigmentos are 75.5% and 80.0%, respectively. Our partners in Para Pigmentos are Mitsubishi Corporation and International Finance Corporation.

     Kaolin is a fine white aluminum silicate clay used in the paper, ceramic and pharmaceutical industries as a coating agent and filler. In 2001, Para Pigmentos reported revenues of US$39 million and a net loss of US$1.7 million. Currently, Para Pigmentos has approximately US$61 million of long-term debt outstanding, of which we guarantee US$50 million. Para Pigmentos is conducting a four phased investment program to increase production capacity in response to an expected increase in the demand for kaolin.

     The table below sets forth the schedule for the investment program which Para Pigmentos expects to carry out through 2007:

                                                                  Expected
     Investment Phase     Production     Total Investment    Date of Completion
------------------------  -----------  --------------------  ------------------
                           kt/year     (In millions of US$)
I.......................      320           $ 140.0              complete
II......................      600              29.0              complete
III.....................      800              24.4                2003
IV......................    1,000              26.3                2007

   Potash

     Potash is an important raw material used in the production of fertilizers. We lease a potash mine in the state of Sergipe from Petroleo Brasileiro S.A., the Brazilian oil company. It is the only mine of this type in Brazil and has a current capacity of 600,000 tons per year. We had gross revenues of US$70.9 million from potash sales in 2001.

   Current Copper Prospects

     At December 31, 2001, our copper mining exploration and development projects were conducted through the following joint ventures:

                                                  CVRD
                                                  |
                                                  |
          ----------------------------------------|------------------------------------------
          | 100%              | 50.0%             | 50.0%              | 67.0%              | 50.0%
          | (total and        | (total and        | (total and         | (total and         | (total and
          | voting capital)   | voting capital)   | voting capital)    | voting capital)    | voting capital)
          |                   |                   |                    |                    |
          |                   |                   |                    |                    |
       Sossego             Salobo                118                Alemao             Cristalino


Partners:              Anglo-American           BNDES               BNDES                 BNDES


     The table below sets forth information, at December 31, 2001, regarding the status and potential productivity of our copper (Cu) prospects, all but one of which features a gold (Au) by-product:

                                                                   Total Expected                          Anticipated
                                                                    Other Mineral           Capital        Start-up
                Project                         Status                Deposits            Expenditures        Date
------------------------------------       -----------------      ----------------       --------------    -----------
                                                                 (Millions of tons)   (In millions of US$)
                                           Full feasibility        313 at 1.02% Cu
Sossego.............................           May 2001            and 0.3 g/t Au            $    383         2004
                                            Pre-feasibility        784 at 0.96% Cu
Salobo..............................          in progress          and 0.6 g/t Au               1,005         2007
                                            Pre-feasibility
Project 118.........................          in progress          100 at 0.80% Cu                140         2004

                                                                   Total Expected                          Anticipated
                                                                    Other Mineral           Capital        Start-up
                Project                         Status                Deposits            Expenditures        Date
------------------------------------       -----------------      ----------------       --------------    -----------
                                                                 (Millions of tons)   (In millions of US$)
                                               Advanced            170 at 1.60% Cu
Alemno..............................          Exploration          and 0.90 g/t Au                550         2006
                                               Advanced            300 at 0.49% Cu
Cristalino..........................          Exploration          and 0.2 g/t Au                 500         2006

     In addition, we and BNDES are prospecting the Carajas region for new copper exploration projects. See --Exploration--Mineral Risk Contract.

     Exploration

     As part of our mineral prospecting and development activities in Brazil, we have acquired extensive experience in exploration techniques and processes specifically designed for use in tropical areas of the world. Our current mineral exploration efforts are in Brazil and focus primarily on copper. Expenditures for our mineral exploration program in 2001 were US$43 million and the budget for 2002 is US$40 million.

     Since 1998, we have focused our exploration efforts on areas where geological knowledge was more advanced, focusing primarily on gold and copper, and let lapse those claims we did not consider economically attractive. As a result, our undeveloped acreage claims decreased from approximately 31.2 million hectares as of December 31, 1997, to 7.0 million hectares as of December 31, 2001.

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

     Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$205 million, which represents half of the US$410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. Under certain circumstances, this period may be extended for an additional two years. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2001, we and BNDES each had remaining commitments to contribute an additional US$89 million toward exploration and development activities. We both expect to fund a portion of these contributions each year through 2001. In the event that either of us wishes to conduct further exploration and development after having spent such US$205 million, the contract provides that each party may either choose to match the other party's contributions, or may choose to have its financial interest proportionally diluted. If a party's participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

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

Logistics

     At December 31, 2001, our logistics business, which comprises the transportation of third party products and passengers, operated through the following subsidiaries and joint ventures:

                                                                   CVRD
                                                                     |
                                                                     |
                                                                     |
               -------------------------------------------------------------------------------------------------------------
       99.9%   |99.9%    30.0%   |30.0%     50.0%  |50%      18.7%   |0.0%     100%    |100%     100%    |100%     100%    |100%
       (total  |(voting  (total  |(voting  (total  |(voting  (total  |(voting  (total  |(voting  (total  |(voting  (total  |(voting
       capital)|capital) capital)|capital) capital)|capital) capital)|capital) capital)|capital) capital)|capital) capital)|capital)
               |                 |                 |                 |                 |                 |                 |
            Terminal de      Companhia          Sepetiba          Ferroban             |              Ferteco          Navegacao
            Villa Velha   Ferroviaria do       Tecon S.A.       Bandeirantes        Mineracao        Mineracao        Vale do Rio
              S.A.           Nordeste          (Sepetiba            S.A.          Tacuma Ltda.    S.A. (Ferteco)       Doce S.A.
             (TVV)            (CFN)              Tecon)         (Ferroban)             |                               (Docenave)
                                                                                       |
Partners:   Employees       Taquari               CSN            Ferropasa     45.6    |20.0%    9.6%    |17.2%
                             CSN                                Capmelissa     (total  |(voting  (total  |(voting
                           Employees                               LAIF        capital)|capital) capital)|capital)
                                                                  Funcef               |                 |
                                                                  Previ                |                 |
                                                                                   Ferrovia              |
                                                                                   Centro-               |
                                                                                Atlantica S.A.          MRS
                                                                                  (Centro-
                                                                                  Atlantica)

                                                                                     VALIA
                                                                                      KRJ
                                                                                     CARMO
                                                                                      CPP
                                                                                      CSN
                                                                                    Employees

     The table below sets forth information regarding our third party logistics revenues and sales by geographic market for the periods indicated.

                                   1999           2000         2001
                                  ------         ------       ------
                                              (in millions
                                                 of US$)
Export market
    Latin America...............    13             30           65
    United States...............    34             64           21
    Europe......................    31             75           44
    Middle East.................     3              6            4
    Japan.......................     9             15           10
    Asia, other than Japan......     9              5            3
Others..........................     1             --           --
                                  ----           ----         ----
                                   100            195          147
Domestic sales..................   318            403          344
                                  ----           ----         ----
                                   418            598          491
                                  ====           ====         ====
   Railroads

     Vitoria-Minas Railroad. The Vitoria-Minas railroad, in the Southern System, originates near the city of Belo Horizonte and our Itabira mines in the State of Minas Gerais. We operate this railroad under a 30-year renewable concession granted by the Brazilian government in July 1997. This railroad extends 905 kilometers to our Tubarao marine terminal located near the Port of Vitoria in the state of Espirito Santo. The Vitoria-Minas railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located near this area and major agricultural regions are adjacent and accessible to the Vitoria-Minas railroad. The Vitoria-Minas rolling stock fleet consists of approximately 197 locomotives, 7,603 ore-cars, 5,639 cars for general cargo and 61 passenger cars. In 2001, the Vitoria-Minas railroad carried a total of 109.9 million tons of iron ore and other cargo, of which 78.6 million tons consisted of cargo transported for third parties. The Vitoria-Minas railroad also carried approximately one million passengers in 2001.

     The principal cargo of the Vitoria-Minas railroad consists of:

          o    iron ore, carried for us,

          o steel, coal and pig iron carried for steel manufacturers located along the railroad, and

          o limestone carried for steel mills located in the states of Minas Gerais and Espirito Santo.

     We charge market rates for third party freight, including pellets, aluminum and pulp and paper originating from joint ventures and other enterprises in which we do not own 100% of the equity interest. Market rates vary based upon the distance traveled, the kind of product and the weight of the freight in question.

     The table below sets forth information regarding the cargo that the Vitoria-Minas railroad transported for the periods indicated.

                                                 For the Year Ended December 31,
                                                 -------------------------------
                          Cargo                     1999       2000      2001
-----------------------------------------------   --------    ------    ------
                                                   (Thousands of tons)
Third Party
       Iron ore and pellets....................    53,292     56,986    53,295
       Steel...................................     4,745      5,542     5,621
       Coal....................................     4,223      4,905     4,892
       Pig iron................................     2,042      2,585     2,688
       Limestone and dolomite..................     2,149      2,609     1,551
       Grain...................................     1,655      2,410     2,377
       Cooking coal............................       525        854     1,048
       Oil.....................................       285        334       372
       Other...................................     4,143      4,284     6,801
                                                  -------    -------   -------
           Third party subtotal................    73,059     80,509    78,645
                                                  -------    -------   -------
CVRD Group
       Iron ore................................    26,322     29,338    30,162
       Wood pulp...............................       726        756        --
       Other...................................       722      1,281     1,072
                                                  -------    -------   -------
           CVRD Group subtotal.................    27,770     31,375    31,234
                                                  -------    -------   -------
           Total...............................   100,829    111,884   109,879
                                                  =======    =======   =======

     Carajas Railroad. We operate the Carajas railroad under a 30-year renewable concession granted by the Brazilian government in June 1997. This railroad, located in the Northern System, starts at our Carajas iron ore mine in the state of Para, and extends 892 kilometers to our Ponta da Madeira marine terminal facilities located near the Port of Sao Luis in the state of Maranhao. The Carajas railroad consists of one line of track, with spur tracks and turn-outs to permit the passage of trains in opposite directions. The Carajas fleet consists of approximately 88 locomotives, 4,006 ore-cars, 745 cars for general cargo and 37 passenger cars. In 2001, the Carajas railroad carried a total of 57.2 million tons of iron ore and other cargo (of which 6.3 million tons, or 11%, consisted of cargo transported for third parties). The Carajas railroad also carried approximately 431,000 passengers in 2001.

     The table below sets forth information regarding the cargo the Carajas railroad transported for the periods indicated.

                                                 For the Year Ended December 31,
                                                 -------------------------------
                          Cargo                     1999       2000      2001
-----------------------------------------------   --------    ------    ------
                                                       (Thousands of tons)
Iron ore
       CVRD Group..............................     41,683    45,353    49,475
       Third party.............................      2,246     2,544     3,229

                                                 For the Year Ended December 31,
                                                 -------------------------------
                          Cargo                     1999       2000      2001
-----------------------------------------------   --------    ------    ------
                                                       (Thousands of tons)
Manganese ore
       CVRD Group..............................        807     1,339     1,411
Pig iron.......................................      1,321     1,526     1,879
Vehicles.......................................        120       142        86
Fuels..........................................        383       394       472
Soy beans......................................        426       491       515
Other..........................................        114       127       158
                                                    ------    ------    ------
       Total...................................     47,100    51,916    57,225
                                                    ======    ======    ======

     Other Investments. We hold a 20% interest in the voting capital of Centro-Atlantica, which operates the central east regional railway network of the Brazilian national railway system under a 30-year renewable concession granted in 1996. The central east network contains approximately 7,000 kilometers of track extending into the states of Sergipe, Bahia, Espirito Santo, Minas Gerais, Goias, Rio de Janeiro and Distrito Federal. It connects with our Vitoria-Minas railroad near the cities of Belo Horizonte and Vitoria. Centro-Atlantica currently operates on the same track gauge as our Vitoria-Minas railroad. In 2001, Centro-Atlantica reported net revenues of US$101.4 million, and a net loss of US$47 million.

     We also hold a 30% stake in the Malha Nordeste railroad through Companhia Ferroviaria do Nordeste, known as CFN. The Malha Nordeste railroad operates under a 30-year concession granted by the Brazilian government in December 1997. Malha Nordeste is an existing rail line with 4,342 kilometers of track extending into the states of Maranhao, Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco, Alagoas and Sergipe. The Malha Nordeste line comes close to our Carajas line in the Northern System but is built on a narrower gauge. The Malha Nordeste line requires significant modernization, and the owners are currently discussing the amount of investment required to effect the modernization. In 2001, CFN reported net revenues of US$7.8 million and a net loss of US$26.3 million.

     We are part of a consortium which won the auction for a 30-year concession for the Malha Paulista railroad in November 1998. We currently hold 18.7% of the total capital in this consortium, which was incorporated as Ferrovias Bandeirantes S.A., or Ferroban. We entered into this concession, which is renewable for an additional 30-year period, for a price of US$205.7 million. Ferroban is a 4,236 kilometer railroad linking the states of Sao Paulo, Minas Gerais and Parana. In 2001, Ferroban reported net revenues of US$63 million and a net loss of US$44.5 million.

     In 2001, we acquired 100% of Ferteco Mineracao S.A. Ferteco owns 9.6% of the total capital and 17.2% of the voting capital in MRS Logistica S.A. MRS is a 1,612 kilometer railroad which links the states of Rio de Janeiro, Sao Paulo and Minas Gerais with a capacity to transport 80 million tons per year. MRS operates under a 30-year renewable concession granted by the Brazilian government in November 1996.

     The Brazilian government has the option to extend our railroad concessions when they expire. The table below sets forth the expiration date for each of our concessions:

                                                         Concession
                      Railroad                         Expiration Date
--------------------------------------------------     ---------------
Centro-Atlantica..................................     August 2026
MRS...............................................     December 2026
Vitoria-Minas.....................................     June 2027
Carajas...........................................     June 2027
Malha Nordeste....................................     December 2027
Malha Paulista....................................     December 2028

   Ports and Terminals

     We operate ports and terminals principally as a means to complete the distribution of our iron ore and pellets to ocean-going vessels serving the export market. See --Ferrous Minerals--Pellets--Distribution--Iron Ore and Pellets. We also use our ports and terminals to handle third party cargo. In 2001, 30% of the cargo handled by our ports and terminals represented cargo handled for third parties.

     Tubarao/Praia Mole Marine Terminal. The Tubarao/Praia Mole marine terminal complex, which covers an area of approximately 18 square kilometers, is located near the Port of Vitoria in the State of Espirito Santo and has two piers. Pier I can accommodate two vessels at a time, one of up to 80,000 DWT on the southern side and one of up to 120,000 DWT on the northern side. Pier II can accommodate one vessel of up to 300,000 DWT at a time. In Pier I there are two shiploaders which can load up to a combined total of 14,000 tons per hour. In Pier II there are two shiploaders that work alternately and can each load up to 16,000 tons per hour. We operate a grain terminal, accessible by highway in the Tubarao area, with an annual capacity of 1.5 million tons and a maximum loading speed of 1,500 tons per hour. We also operate a bulk liquid terminal with a capacity of 2.0 million cubic meters. There are two berths in the Tubarao terminal. One is for transportation of grains, with a capacity of 3 million tons a year, and the other is for the transportation of general cargo and fertilizers.

     The table below sets forth information on cargo shipped through our Tubarao/Praia Mole marine terminal by tonnage for the periods indicated.

                                                 For the Year Ended December 31,
                                                 -------------------------------
                          Cargo                     1999       2000      2001
-----------------------------------------------   --------    ------    ------
                                                       (Thousands of tons)
Iron ore and pellets
       CVRD Group..............................     42,017    39,397    46,262
       Third party.............................     23,433    31,629    20,925
Coal...........................................      7,497     8,252     8,250
Grain..........................................      1,302     1,889     2,073
Coking coal....................................        603       999     1,016
Pig iron.......................................      1,867     2,081     1,862
Fertilizers....................................        405       334       513
Other..........................................      3,023     4,770     5,039
                                                    ------    ------    ------
       Total                                        80,147    89,351    85,940
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

         The table below sets forth information on cargo shipped through our Ponta da Madeira marine terminal by tonnage for the periods indicated.

                                                 For the Year Ended December 31,
                                                 -------------------------------
                          Cargo                     1999       2000      2001
-----------------------------------------------   --------    ------    ------
                                                   (Thousands of tons)
CVRD Group
       Iron ore................................     41,531    46,178    49,351
       Manganese ore...........................        787     1,293     1,513
Third Party
       Pig iron................................      1,223     1,533     1,879
       Soy beans...............................        451       561       622
                                                    ------    ------    ------
           Total...............................     43,992    49,565    53,364
                                                    ======    ======    ======

     Other Investments. In September 1994, we licensed the Inacio Barbosa Maritime Terminal, a marine terminal located in the state of Sergipe, near our potash mine. Under the terms of the ten-year agreement, we entered into with Sergiportos, a state-owned port company, we receive 40% of the net operating profit of the terminal and must manage the terminal.

     In May 1998, we entered into a 25-year lease for the Capuaba marine terminal in Vitoria, in the state of Espirito Santo. We shipped 1,818,000 tons cargo during 2001, and 1,833,000 tons of cargo during 2000.

     In September 1998, we acquired a 50% indirect interest in the lease of the Sepetiba container terminal, operated by Sepetiba Tecon S.A. Companhia Siderdrgica Nacional, or CSN, holds the remaining 50% of Sepetiba Tecon. The lease has a term of 25 years and we can renew it for an additional period of 25 years. The price for the concession was approximately US$79 million, of which we have already paid US$33 million. The remainder is due in 276 monthly installments starting after the completion of certain investments by Companhia Docas do Rio de Janeiro required under the concession contract. We expect payments to start in January 2003.

     Shipping

     We are currently seeking to divest our interests in our dry-bulk shipping business. In February 2002, Navegacao Vale do Rio Doce S.A., known as Docenave, sold six of its carrier vessels, with a total capacity of 592,240 DWT, to Empresa Naviera Elcano, S.A., a Spanish company, for US$53 million. Docenave subsequently sold another three vessels for US$7.5 million. We intend to sell Docenave's remaining dry-bulk assets in the future, but have reached no agreement regarding this sale to date.

     The table below sets forth information on the cargo our shipping operations transported for the periods indicated.

                                                 For the Year Ended December 31,
                                                 -------------------------------
                          Cargo                     1999       2000      2001
-----------------------------------------------   --------    ------    ------
                                                       (Thousands of tons)
Iron ore.......................................
       CVRD Group..............................      1,328     3,058     7,179
       Third party.............................     12,514    15,608     7,748
Coal...........................................      6,541     7,452     3,824
Other..........................................      8,142     9,031     7,036
                                                    ------    ------    ------
       Total...................................     28,525    35,149    25,787
                                                    ======    ======    ======

     Major customers of Docenave in 2001 included steelmakers (iron ore exports), Alunorte (domestic bauxite purchases) and Brazilian steelmakers (coal imports).

     Competition in the logistics industry. The lower costs of rail transport compared to road transport costs in the routes served by the Carajas railroad restrict the competition. Competition with the Vitoria-Minas railroad is limited with respect to its principal minerals and bulk products cargo due to the comparative cost advantage of rail transport over road transport for the same routes. The local trucking industry provides competition for the Vitoria-Minas railroad with respect to non-bulk cargo. The Centro-Atlantica railroad competes primarily with an established trucking industry to carry freight in the region it serves.

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

Energy

     In 2001 and 2000, we consumed 12.5 TWh and 13.8 TWh of electricity, respectively. Energy management and supply has become a priority for us, driven both by the Brazilian government's privatization program of the industry, and by the risk of rising electricity prices and electricity rationing due to energy shortages, such as the one Brazil experienced in the second half of 2001. We currently perceive favorable investment opportunities in the Brazilian electricity sector and are taking advantage of them to invest in the hydroelectric power generation projects discussed below. These projects may sell their production to third parties in the power market, and, as a result, our energy department will be engaged in wholesale marketing activities. Our energy business is comprised of the sale but not the delivery of electricity. We may use some of the electricity from these projects for our internal needs. As we are a large consumer of electricity, we expect that investing in the energy business will help protect us against electricity price volatility.

     We are entering the energy business through the following investments:

                                                               CVRD
                                                                |
                                                                |
                                                                |
           -----------------------------------------------------------------------------------------------------------
     51%   |51%      50%   |50%     48.42%|48.42%  33.33%|33.33%  43.85%|43.85%  51%   |51%     40%   |40%     38.15%|38.15%
     (total|(voting  (total|(voting (total|(voting (total|(voting (total|(voting (total|(voting (total|(voting (total|(voting
     capi- |capi-    capi- |capi-   capi- |capi-   capi- |capi-   capi- |capi-   capi- |capi-   capi- |capi-   capi- |capi-
     tal)  |tal)     tal)  |tal)    tal)  |tal)    tal)  |tal)    tal)  |tal)    tal)  |tal)    tal)  |tal)    tal)  |tal)
           |               |              |              |              |              |              |              |
           |               |              |              |              |              |              |              |
           |               |              |              |              |              |              |              |
                                        Capim          Porto          Santa                     Foz do Chapeco
        Aimores        Candonga      Banco I & II     Estrela         Isabel         Funil       Energia S.A.    Igarapava


Partners:
                                       Cemig           Cemig      Biliton Metais     Cemig       CPFL Geracao       CMM
        Cemig            Alcan      Capim Branco     Coteminas        Alcoa                          CEEE           CSN
                                     Paineiras                    Camargo Correa                                    MMV
                                        CMM                     Votorantim Cimentos


     Among our partners in these investments, Companhia Energetica de Minas Gerais, known as Cemig and Companhia Estadual de Energia Eletrica, known as CEEE, are state-government controlled companies. Cemig Capim Branco Energia S.A. is an affiliate of Cemig. Alcan Aluminio do Brasil Ltda., known as Alcan, is an affiliate of Alcan Inc. Comercial e Agricola Paineiras Ltda., known as Paineiras, is an affiliate of Suzano Participacoes S.A.. Billiton Metais S.A. is a wholly-owned subsidiary of BHP Billiton. CPFL Geracao is an affiliate of CPFL-Companhia Paulista de Forca e Luz. Companhia Mineira de Metais, known as CMM, and Votorantim Cimentos S.A. are affiliates of Votorantim Participacoes S.A. Alcoa Aluminio S.A., known as Alcoa, is an affiliate of Alcoa Inc. Mineracao Morro Velho Ltda., known as MMV, is an affiliate of Anglo American Brasil Ltda., which in turn is affiliated with Anglo American Plc. Companhia de Tecidos do Norte de Minas, known as Coteminas, is affiliated with Coteminas International Ltd.

     The table sets forth the information regarding our power generation projects.

                                                                                              Our Total
                                                                                Our Total     Projected
                                                                                Investment    Investment
                                                           Our                     as of         as of
                                         Commencement   Ownership  Projected   December 31,   December 31,
               Project                   of Operation   Interest   Capacity        2001           2002
----------------------------------     ---------------- ---------  ----------  ------------   ------------
                                                        (percent)   (in MW)    (in millions of US$)
Igarapava(1)......................     January 1999        38.1%      210        US$ 88.1       US$ 88.1

                                                                                              Our Total
                                                                                Our Total     Projected
                                                                                Investment    Investment
                                                           Our                     as of         as of
                                         Commencement   Ownership  Projected   December 31,   December 31,
               Project                   of Operation   Interest   Capacity        2001           2002
----------------------------------     ---------------- ---------  ----------  ------------   ------------
                                                        (percent)   (in MW)    (in millions of US$)

Porto Estrela(2)..................     September 2001      33.3       112            19.2           19.7
Aimores(3)........................     December 2003(7)    51.0       330            27.4           99.2
Candonga(3).......................     November 2003(7)    50.0       140             7.7           42.1
Funil(1)..........................     December 2002(7)    51.0       180            22.3           51.2
Capim Branco I(4).................     February 2005(7)    48.4       240             0.5           63.4
Capim Branco II(4)................     July 2005(7)        48.4       210             0.2           75.8
Foz do Chapeco(5).................     November 2006(7)    40.0       855             0.4          202.3
Santa Isabel(6)...................     August 2006(7)      43.9     1,087              --             --

--------------
(1) Located in Rio Grande, on the border between Sao Paulo and Minas Gerais.

(2)  Located in Santo Antonio river, in the state of Minas Gerais.

(3)  Located in Rio Doce basin, in the state of Minas Gerais.

(4)  Located in Araguari river, in the state of Minas Gerais.

(5) Located in Uruguai river, on the border of the states of Santa Catarina and Rio Grande do Sul.

(6) Located in Araguaia river, on the border of the states of Tocantins and Para.

(7) Projected date of commencement of operations of the first unit of the project.


     Our total investment in the hydroelectric projects at Igarapava, Porto Estrela, Funil, Candonga, Aimores, Capim Branco I, Capim Branco II and Foz do Chapeco is estimated at US$642 million. We cannot assure you that the aggregate cost will not escalate or that the projects will be completed on schedule.

     Due to the energy shortage in 2001, and in response to the Brazilian government's energy rationing program, we temporarily reduced our aluminum and ferro-alloy production. For a description of these measures, see Item 3.D. Risk Factors--Risks Relating to Brazil--The Brazilian government's energy rationing program could adversely affect us, Item 4.B., 4.C., and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment--Lines of Business --Ferrous Minerals--Manganese and Ferro-Alloys, --Holdings--Aluminum Business--Aluminum--Albras and --Holdings--Aluminum
Business--Aluminum--Valesul.

Holdings

     Our holdings are comprised primarily of our aluminum operations and our interests in the steel industry. We are currently pursuing the sale of some of our interests in the steel industry.

     The table below sets forth information regarding our holdings revenues and sales by geographic market for the periods indicated.

                                                       For the Year Ended December 31,
                                         ---------------------------------------------------------
                                                 1999                  2000               2001
                                         ------------------  ------------------  -----------------
                                           Pulp &             Pulp &              Pulp &
                                           Paper   Aluminum    Paper   Aluminum   Paper   Aluminum
                                         --------  --------  --------  --------  -------  --------
                                                           (In millions of US$)
Export market
       Latin America..................   $     --  $      5  $     --  $     23  $    --  $      9
       Europe.........................         39       146        48       237       --       173
       Middle East....................         --        --        --        16       --        --
       Japan..........................         --        94        --        34       --        12
       United States..................         62        23        73        39       47        73




                                                       For the Year Ended December 31,
                                         ---------------------------------------------------------
                                                 1999                  2000               2001
                                         ------------------  ------------------  -----------------
                                           Pulp &             Pulp &              Pulp &
                                           Paper   Aluminum    Paper   Aluminum   Paper   Aluminum
                                         --------  --------  --------  --------  -------  --------
                                                           (In millions of US$)

       Asia, other than Japan.........         --        50        --         2       --        15
Others................................         --        --        --        --       --        --
                                         --------  --------  --------  --------  -------  --------
                                              101       318       121       351       47       282
Domestic sales........................         10        62        21        12        8         1
                                         --------  --------  --------  --------  -------  --------
                                         $    111  $    380  $    142  $    363  $    55  $    283
                                         ========  ========  ========  ========  =======  ========

   Aluminum Business

     At December 31, 2001, our aluminum business operated through the following subsidiaries and joint ventures:

                                                               CVRD
                                                                |
                                                      100%      |       100%
                                               (total interest) | (voting interest)
                                                                |
                                                                |
                                                            Aluvale
                                                                |
                                                                |
                            --------------------------------------------------------------------------
                    40%     |40%             45.6%   |50.3%           51.0%  |51.0%          54.5%   |54.5%
                    (total  |(voting         (total  |(voting        (total  |(voting        (total  |(voting
                    capital)|capital)        capital)|capital)       capital)|capital)       capital)|capital)
                            |                        |                       |                       |
                            |                        |                       |                       |
                     Mineracao Rio               Alumina do               Aluminio                Valesul
                     do Norte S.A.          Norte do Brasil S.A.       Brasileiro S.A.          Aluminio S.A.
                          (MRN)                  (Alunorte)               (Albras)               (Valesul)

Partners:               Billiton                Norsk Hydro            Nippon Amazon             Billiton
                         Alcoa                      MRN
                         Alcan                  Nippon Amazon
                 Companhia Brasileira de    Companhia Brasileira
                        Aluminio                 de Aluminio
                       Norsk Hydro                  JAIC
                        Reynolds
                         Abalco

     Our wholly-owned subsidiary, Aluvale, manages our aluminum operations through participation in joint ventures that engage in:

     o    mining bauxite,

     o    refining bauxite into alumina, and

     o    using alumina to produce primary aluminum and aluminum alloys.

     Aluvale's principal operating activity consists of marketing the aluminum produced by Albras--Aluminio Brasileiro S.A., or Albras, and Valesul Aluminio S.A., or Valesul. In 2001, gross revenues from aluminum products totaled US$284 million.

     Bauxite

     MRN, the largest bauxite producer in Latin America and one of the largest in the world, produces bauxite for sale to its joint venture partners. Excess production may be sold to third parties. MRN operates two open-pit bauxite mines which produce high quality bauxite. In addition, MRN controls substantial additional high quality bauxite resources which it believes can be produced economically in the future. MRN had net revenues of US$211 million and net income of US$81 million in 2001.

     MRN's mines are located in the northern region of the state of Para.

     The table below sets forth information regarding MRN's bauxite reserves as of December 31, 2001. The estimates of mineral reserves have been audited and verified by AMEC.

                                              Proven and Probable Reserves(1)
                                          -------------------------------------
                    Mine                     Type      Ore Tonnage       Grade
----------------------------------------  --------     -----------       -----
                                                    Millions of tons)  % A1203)
Mineracao Rio do Norte(2)...............  Open pit        146.6          50.6

--------------
(1)  Reported as recoverable product.

(2)  Includes two active mines.

     Operations at MRN's mines commenced in 1979 and the proven and probable reserves are projected to exhaust in 2015 at 2001 production levels. For 1999, 2000 and 2001, production equaled 11.0, 11.2 and 10.7 million tons, respectively.

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

     Alumina

     Alunorte began operations in July 1995 and produces alumina by refining bauxite which MRN supplies. The Alunorte plant has a production capacity of 1.5 million tons of alumina per year. In 2001, it produced 1.6 million tons. Alunorte sells the major portion of its production to Albras, Valesul and Aluvale for the production of aluminum. The Alunorte plant is located near Belem in the state of Para next to Albras's aluminum production facilities. This allows Alunorte and its principal customer to share infrastructure and other resources. Alunorte had net revenues of US$294 million and net loss of US$13 million in 2001.

     With the exception of MRN, each Alunorte joint venture partner must purchase on a take-or-pay basis all alumina produced by Alunorte in proportion to its respective interest. MRN also has the right, but not the obligation, to purchase its share of Alunorte's production. The joint venturers each pay the same price, which is determined by a formula based on prevailing world market prices of alumina and aluminum. In the aggregate, we are committed to take-or-pay 437,214 metric tons per year of alumina produced by Alunorte, which at a market price of US$176.08 per metric ton at December 31, 2001, represents an annual commitment of US$77 million.

     In 2000, Alunorte's partners agreed to contribute an additional US$126 million in equity capital to expand Alunorte's capacity from 1.5 million tons of alumina per year to 2.3 million tons by 2002, a project which is expected to cost approximately US$286 million. Our share of this contribution is US$42 million to be paid over six installments. Due to this contribution, our equity interest in Alunorte will be diluted to 44.4% of the total capital by 2002, although our voting interest will remain unchanged at 50.3%.

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

   Albras

     The Albras plant is one of the largest aluminum plants in Latin America, with a capacity of approximately 406,000 tons per year. Albras started its operations in 1985 at a plant located near Belem in the state of Para. Albras had net revenues of US$472 million and net income of US$8 million in 2001.

     The Albras joint venture partners must purchase on a take-or-pay basis all aluminum produced by Albras in proportion to their ownership interests which represents an annual commitment from us of US$256 million. See note 15(d) to our consolidated financial statements. We generally market our share of Albras's output in international export markets.

     The table below sets forth information regarding Albras's recent aluminum production and our recent purchases from Albras.

                                                  For the Year Ended
                                                     December 31,
                                             ----------------------------
                 Aluminum                     1999       2000       2001
------------------------------------------   ------     ------     ------
                                                 (Thousands of tons)
Albras production.........................   358.0      366.0      333.0
Our purchases from Albras.................   183.0      187.0      167.0

     As of December 31, 2001, Albras had US$532 million of long term outstanding debt, of which US$162 million was denominated in Japanese yen (approximately 50% of which was hedged into U.S. dollars). To reduce the impact of price fluctuations and to assure adequate cash flow, Albras engages in hedging activities from time to time, usually through one-year forward sales. See Item 11. Quantitative and Qualitative Disclosures About Market Risk--Commodity Price Risk.

     In 2001, Albras obtained a financing package with BNDES aimed at financing the expansion of the Albras plant from a capacity of approximately 366,000 tons per year to a capacity of approximately 406,000 tons per year. The total cost of this project which was completed in the fourth quarter of 2001 was US$57 million. Consequently, Albras' production capacity increased by 40,000 tons.

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

     We currently benefit from a contract between Albras and Eletronorte pursuant to which Albras is able to purchase electricity at very favorable rates. This contract is scheduled to expire in 2004. We cannot assure you that we will be able to renew this contract on the same or similarly favorable terms. We, together with other aluminum producers in the region, are currently investigating alternative electricity sources. See--Energy.

     Due to the energy shortage and the Brazilian government's energy rationing program which required an energy consumption decrease of 25% for aluminum related activities, we reduced 2001 aluminum production at Albras by 46,000 tons, from the previously planned 379,000 tons. In January 2002, Albras began operations at full production capacity, which has reached 406,000 tons, following the completion of the Albras plant expansion project. For information on the risks associated with the Brazilian government's energy rationing program, see Item 3.D. Risk Factors--Risks Relating to Brazil--The Brazilian government's energy rationing program could adversely affect us.

   Valesul

     Valesul started its operations in 1982 and operates a plant located in the state of Rio de Janeiro. Valesul produces primary aluminum and aluminum alloys in the form of ingots, slabs, bars and billets. Valesul's aluminum is sold primarily in the domestic Brazilian market on a spot basis. Valesul had net revenues of US$129 million and net income of US$21 million in 2001.

     The table below sets forth information regarding Valesul's recent primary aluminum production, third party scrap recycled by Valesul and our recent tolling acquisitions from Valesul.

                                                  For the Year Ended
                                                     December 31,
                                             ----------------------------
                 Aluminum                     1999       2000       2001
------------------------------------------   ------     ------     ------
                                                 (Thousands of tons)
Valesul production........................     91.7       93.8       80.1
Third party scrap recycled................     20.1       19.5       20.1
Our acquisitions from Valesul.............     50.7         --         --

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

     Due to the energy shortage and the Brazilian government's energy rationing program which required an energy consumption decrease of 25% for aluminum related activities in the second half of 2001, we reduced 2001 aluminum production at Valesul by 13,000 tons to 80,000 from the previously planned 93,000. Valesul decreased the production of ingots, a commodity traded on the London Metal Exchange. Valesul did not alter the production of higher value added products, such as alloys and billets, that are sold under contracts with customers. Despite this mandatory temporary reduction, we continue to pursue our long-term plan to expand our aluminum operations. For information on the risks associated with the Brazilian government's energy rationing program, see
Item 3.D. Risk Factors--Risks Relating to Brazil--The Brazilian government's energy rationing program could adversely affect us.

     Competition in Bauxite, Alumina and Aluminum

     Competition in the bauxite export market is based primarily on two key factors: quality of bauxite and reliability of purchasers. We believe that MRN remains competitive in this market because of:

          o    the high quality of Brazilian bauxite, and

          o our aluminum production system which ensures internal use of our bauxite production.

     Quality, price and reliability of supply drive competition in the alumina market. We believe that Alunorte is competitive in the alumina market because of:

          o    its proximity to MRN's bauxite mines,

          o    its newly developed refinery facilities,

          o    its efficient port facilities, and

          o the on-going support of its owners in committing to purchase a substantial portion of its annual production.

     Aluminum is a commodity and competition is based primarily on the economics of transportation and the costs of production. We believe that Albras is competitive in the aluminum market because of:

          o    its relatively efficient and accessible port facilities, and

          o    its generally prevailing lower costs of production.

   Steel Investments

     At December 31, 2001, our steel business operated through the following joint ventures:

                                                               CVRD
                                                                |
                                                                |
                                                                |
                            --------------------------------------------------------------------------
                    11.5%   |23.0%           22.9%   |20.5%           50.0%  |50.0%          4.8%    |5.3%
                    (total  |(voting         (total  |(voting        (total  |(voting        (total  |(voting
                    capital)|capital)        capital)|capital)       capital)|capital)       capital)|capital)
                            |                        |                       |                       |
                            |                        |                       |                       |
                         Usinas                  Companhia               California
                      Siderugicas              Siderugica de               Steel                  Siderar
                        de Minas                  Turbarao               Industries,
                      Gerais S.A.                  (CST)                 Inc. (CSI)
                      (Usiminas)


Partners:                Nippon                   Acesita                  Kawaski              Techint Group
                         Previ                     Usinor                                         Employees
                          CIU                     Kawasaki                                        Usiminas
                         Others                   Others                                           Others


     In line with our strategy to consolidate and focus on mining, logistics and energy, on December 31, 2000 we reached an agreement to unwind our cross holdings with CSN, which we completed in March 2001. Additionally, in December 2000 we exchanged our 2.28% interest in Aco Minas Gerais S.A., or Acominas, a privately held steel company for US$10 million worth of preferred shares of Gerdau S.A., a publicly listed steel holding company, which shares we intend to sell in the future. CSI, a North American steelmaker, is the principal purchaser of slabs from CST, with whom we have an exclusive supply contract for iron ore and pellets. In addition, our participation in CSI gives us access to and experience dealing with the U.S. market, where we currently have a very small market share. For these reasons, we intend to hold our investment in CSI.

     The following table sets forth information on our continuing interests in makers of steel products.

         Investment               Location      2001 Production          2001 Net Revenues             Principal Products
-------------------------    ----------------   ---------------          -----------------    ------------------------------------
                                              (Millions of tons)(1)  (In millions of US$)(2)
CSI.......................   United States            1.8                       640           Hot-rolled steel; cold-rolled steel;
                                                                                              galvanized steel; steel tubes
CST(3)....................   Brazil                   4.9                       866           Steel slabs
Usiminas..................   Brazil                   4.6                     1,259           Hot-rolled steel; cold-rolled steel;
                                                                                              heavy steel plates; electro galvanized
                                                                                              steel

         Investment               Location      2001 Production          2001 Net Revenues             Principal Products
-------------------------    ----------------   ---------------          -----------------    ------------------------------------
                                              (Millions of tons)(1)  (In millions of US$)(2)

Siderar...................   Argentina                1.9                       778           Hot-rolled steel; cold-rolled steel;
                                                                                              galvanized steel; tin plates

--------------
(1) Production in million of tons of crude steel for all steelmakers except CSI, and in millions of tons of finished products for CSI.

(2) Represents amounts translated from local financial statements and converted into U.S. dollars (where applicable) at prevailing year-end exchange rates.

(3) We are party to a shareholders' agreement which permits us to participate in a control group.

     The market value of our investments in CST, Usiminas, and Siderar, all of which have publicly traded equity, was US$224 million at December 31, 2001. The aggregate net book value of these investments was US$65 million at December 31, 2001. The aggregate net book value of our total investments in steel producing companies (including CSI, a privately held company) was US$163 million at December 31, 2001. We earned US$14 million in dividends from these investments in 2001.

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

     The Brazilian Constitution and Mining Code impose on mining companies various regulatory restrictions relating to, among other things:

          o    the manner in which mineral deposits are exploited,

          o    the health and safety of workers,

          o    the protection and restoration of the environment,

          o    the prevention of pollution, and

          o    the promotion of local communities where mines are located.

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

     To mitigate the potential volatility of revenues for hydroelectric generators, ANEEL has implemented regulations that create the Energy Reallocation Mechanism, known as MRE, a mechanism for sharing hydrological risk among all generators.

     In order to implement the MRE, ANEEL designates a level of energy production, known as Assured Energy, for each generator, every five years. Assured Energy is calculated in accordance with a statistical model based on average rainfalls in the relevant region, water flows of rivers and water levels in each plant's reservoir over a multi-year time frame. Each generator is promised payment for the amount of its Assured Energy, as long as MRE members as a whole are able to meet MRE Assured Energy levels. To the extent a generator has signed contracts for the sale of its Assured Energy, it receives payments based on these contractual terms, regardless of its level of actual generation. Each generator is allowed to enter into contracts to sell up to 100% of its Assured Energy. If all MRE members meet their contracted energy and there is still produced energy remaining, then there will be an allocation of the net regional surplus generation among generators in different regions.

     Energy will be traded in the wholesale energy market, or MAE, at the price prevailing in the region in which the energy has been generated. MAE is the legal entity responsible for the operation of the wholesale energy market and seeks to ensure that purchases of energy in the short-term market are settled and cleared in an efficient manner. Originally created as a self-regulatory body, on February 22, 2002, MAE became a legal entity under supervision and regulation by ANEEL, due to MAE's failure in implementing a self-regulated energy market. MAE is expected to compute the spot price for energy according to guidelines that are currently in use and available to the public. The spot price is determined by a model called Newave that considers the optimum operation condition for the integrated system. This model will change to a bid model which is intended to reflect market conditions more accurately. The new model is currently under study by the government.

     The concepts of Assured Energy and the MRE, together with bilateral contracts between generators and distributors, determine the annual revenues for each generator. Initial contracts between generators and distributors are power purchase agreements in which the parties agree to purchase and sell energy at tariffs set forth by ANEEL.

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

     In order to conduct our mining, energy generation and industrial activities, we must prepare environmental impact assessments and submit them to authorities who oversee the granting of environmental permits. We are committed to complying with all legal requirements and achieving the best relationship with interested parties, especially the communities located near our operational activities. The implementation of the environmental management system in all of our installations and operations provides a systematic approach for the improvement of the legal compliance and the environmental performance of our activities.

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

     Prevention and Environmental Control Measures. Our environmental policies also aim to prevent, control and reduce the environmental impact caused by our business operations. To that end, we have made significant environmentally-related investments in our facilities and in employee training programs (approximately US$30.4 million in 2001). We are also investing in the development of environmental projects directed at the communities located near our operational facilities.

     We continually seek to improve the management of our environmental policies. We are currently developing new programs to rationalize water use, integrate information collection, and improve land management.

     We also support various long-term initiatives aimed at providing assistance to indigenous populations in twenty territories affected by our operations. For example, in Carajas, we support programs covering education, health, and the development of infrastructure.

     In 1996, we developed an environmental management program which will be implemented in all of our installations and operations. This program provides a systematic approach to the improvement of the legal compliance and the environmental performance of our activities, and further acknowledges our commitment to high environmental standards. The following operational facilities have obtained the International Standards Organization ("ISO") certification No. 14001:

          o    Mineral Development Center, located in the state of Minas
               Gerais;

          o iron and manganese mines located in Carajas, in the state of Para;

          o mining complex of Timbopeba, located in Mariana, in the state of Minas Gerais; and

          o    Ponta de Madeira marine terminal, in the state of Sao Luis.

          o iron mines located in Alegria, Corrego do Meio and Agudo, all in the State of Minas Gerais

          o    Rio Doce Manganese Europe alloy plant, in Dunkerque, France

          o    Tubarao Industrial Complex, in the state of Espirito Santo

     Principal Environmental Projects. From 1994 to 2000, we developed an environmental program involving more than 70 projects, with a total investment of approximately US$109 million, of which US$50 million were financed by the World Bank.

     One of these projects, intended to reduce the atmospheric emissions from the Tubarao Marine terminal complex, has resulted in an enhancement of the air quality of the region (in the state of Espirito Santo), by reducing the total emission of particles by 75%.

     With respect to improvements in water quality, we are currently developing several projects, including:

          o improvement of water recirculation, principally in the cleaning of iron ore and coal tips;

          o collection and treatment of the industrial effluents created by the washing of roads in Tubarao and Itabira; and

          o collection and treatment of industrial effluents disposed in bodies of water.

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

     We also participate in maintaining and preserving Brazil's rainforests, including the Carajas National Forest and the Vale do Rio Doce Natural Reserve.

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

     We have registered the "CVRD" trademark and our proprietary logo with the INPI related to the following categories:

          o    minerals in general,

          o geology, prospecting, topography, photogrammetry, oceanography and land survey services,

          o    processing, treatment and dressing services in general,

          o    cargo transport services,

          o    ancillary services to transportation and warehousing, and

          o research and analysis services of material for industrial purposes.

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

Item 5.  Operating and Financial Review and Prospects

5.A.     Operating Results

Critical Accounting Policies

     The notes to our consolidated financial statements contain a summary of our significant accounting policies and a discussion of recently issued accounting pronouncements.

     We have prepared our financial statements in accordance with U.S. GAAP and the rules relating thereto, which requires management to make estimates and assumptions in their application because they are related to matters that are inherently uncertain. We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations:

     Property, Plant and Equipment

     Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis rates which take into consideration the useful lives of the items, principally an average of 80 years for the railroads, 20 years for ships, 25 years for buildings and improvements and between 10 and 20 years for mining and other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

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

     Revenues and Expenses

     Revenues are recognized when title has transferred to the customer for services rendered. Expenses and costs are recognized on the accrual basis. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from transportation services, other than shipping operations, is recognized when the service order has been fulfilled. Shipping operations are recorded on the completed voyage basis and net revenue, costs and expenses of voyages not completed at period-end are deferred. Anticipated losses on voyages are provided when probable and can be reasonably estimated.

     Income Taxes

     In accordance with Statement of Financial and Accounting Standards 109 "Accounting for Income Taxes", the deferred tax effects of temporary differences have been recognized in the consolidated financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

5.A.1.   Changes

     2001 Compared to 2000

     Net operating revenues increased to US$3,990 million in 2001 from US$3,935 million in 2000, reflecting an increase in our iron ore and pellets revenues which was partially offset by decreases in revenues from other lines of business.

     Revenues from iron ore and pellets increased 19.4% to US$2,600 million in 2001 from US$2,177 million in 2000, reflecting a 19.5% increase in volume sold to 148.8 million tons in 2001 from 124.5 million tons in 2000 and a 3.3% increase in sales of higher-margin products, which were partially offset by a 3.2% decrease in average selling prices. In 2001, there was an increase in demand from the growing market in China and therefore our exports to this country increased to 14.9 million tons in 2001 compared to 9.2 million tons in 2000. Our acquisition of Ferteco in April 2001 increased our 2001 sales volume for iron ore and pellets by 11.7 million tons.

     Revenues from gold sales decreased 10.9% to US$139 million in 2001 from US$156 million in 2000, representing a 9.0% decrease in volume sold and a 1.9% decrease in average selling prices. The reduction in volume sold was principally due to the closure of our Almas and Caete mines at the end of 2000 and to a reduction in gold extracted during the first quarter of 2001, due to operational problems at two other mines, which problems were subsequently resolved.

     Revenues from other mining products increased 3.4% to US$426 million in 2001 from US$412 million in 2000. This increase is mainly due to price increases, partially offset by a US$35 million reduction in sales of our ferro-alloys subsidiary, Sibra, due to a decrease in average prices. Potash and kaolin sales also decreased as a result of a reduction in demand.

     Revenues from transportation services decreased 20.0% to US$608 million in 2001 from US$760 million in 2000, principally due to the loss of revenues from services provided to Ferteco and Samitri following our acquisition of these companies in May 2000 and in April 2001, respectively, which are now eliminated in our consolidated financial statements. Revenues from services provided to Ferteco and Samitri prior to their acquisition totaled US$86 million in 2000 and US$20 million in 2001. Other factors leading to the reduction in revenues from transportation services include a 13.0% decline in prices for domestic transport as a result of the depreciation of the real in 2001, as well as a decrease in our international transportation revenues due to our divestments in the dry-bulk shipping business.

     Revenues from aluminum products (bauxite, alumina and aluminum) decreased 21.5% to US$284 million in 2001 from US$362 million in 2000. This decrease of US$78 million was due to a US$60 million or 20.7% reduction in aluminum sales as a result of lower production due to the energy rationing program, and to a US$18 million reduction in our resales of alumina provided by our alumina affiliate Alunorte as a result of increased alumina sales by Alunorte to its other shareholders.

     Revenues from other products and services decreased 62.9% to US$75 million in 2001 from US$202 million in 2000, primarily representing decreases in pulp and paper product revenues following our divestment of Cenibra.

     Operating costs and expenses

     Overall costs and expenses decreased 4.2% to US$2,327 million in 2001 from US$2,429 million in 2000. Our costs and expenses, as expressed in U.S. dollars, were favorably affected by the significant depreciation of the real against the U.S. dollar during the year (from R$1.9554 to US$1.00 at December 31, 2000 to R$2.3204 to US$1.00 at December 31, 2001, or a depreciation of 15.7%), because the majority of these costs and expenses are denominated in reais. The average exchange rate was R$2.2854 to US$1.00 during 2001 and R$l.7975 to US$1.00 during 2000, or a depreciation of 21.3%. This decrease was partially offset by an increase of US$109 million, or 4.8%, in 2001 relating to our acquisition of Ferteco and a smaller increase due to the inclusion of Samitri costs in 2001.

     Cost of ores and metal sold increased 12.8% to US$1,605 million in 2001 from US$1,423 million in 2000. The increase of US$182 million was principally due to an increase of US$124 million in costs due to the Ferteco acquisition. This increase in costs was partially offset by the favorable impact of exchange rate movements which is estimated at US$90 million.

     Cost of transportation services decreased 21.4% to US$378 million in 2001 from US$481 million in 2000, due to improved cost management related to our ships in addition to the loss of costs from providing services to Ferteco and Samitri.

     Cost of aluminum products decreased 19.5% to US$269 million in 2001 from US$334 million in 2000 as a result of lower levels of activity. The favorable effect of exchange rate movements on the cost of aluminum products is insignificant, since the related costs are primarily determined by international market prices.

     Cost of other products and services decreased 60.7% to US$75 million in 2001 from US$191 million in 2000, reflecting principally the decreases in volumes of pulp and paper purchases as a result of our divestitures in this line of business.

     Selling, general and administrative expenses increased 7.1% to US$241 million in 2001 from US$225 million in 2000, due principally to the acquisition of Ferteco which increased these expenses by US$25 million or 11.1% in 2001, partially offset by the effects of exchange rate movements.

     Research and development, employee profit sharing and other costs and expenses increased 38.9% to US$493 million in 2001 from US$355 million in 2000. This increase is mainly attributable to asset impairment provisions made in 2001, including expected losses on the sale of ships (US$34 million).

     Non-Operating Income (Expenses)

     Net non-operating income was US$191 million in 2001 compared to net non-operating expenses of US$195 million in 2000. The aggregate favorable change of US$386 million was principally due to gains on sales of investments (US$784 million) upon divestment of our interests in Bahia Sul, CSN and Cenibra in 2001. This was partially offset by additional net financial expenses of US$93 million in 2001 due principally to a reduction in financial income as a result of lower average balances of cash and cash equivalents and the negative effect of exchange rate movements on our U.S. dollar denominated liabilities, mainly short and long-term debt totaling US$251 million.

     Income Taxes

     In 2001 we recorded a tax benefit of US$218 million. However, our Federal income tax and social contribution expense at statutory rates for 2001 was US$381 million. The difference was principally due to the tax benefit we derived from making distributions to our shareholders in the form of interest on shareholders' equity in the amount of US$260 million and to tax exempt foreign income.

     Affiliates and Joint Ventures

     Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments in aggregate totaled a loss of US$49 million in 2001 compared to a gain of US$260 million in 2000.

     In 2001, our affiliates in the aluminum sector recorded losses due to the effects of the depreciation of the real on their foreign currency denominated debt. Albras reported a gain in 2001, of which we recognized our portion of US$4 million through a reduction in our provision for losses on equity investments. Alunorte reported a loss, of which we recognized our portion of US$6 million through equity accounting. In the same period of 2000, our portion of gains reported by Albras and Alunorte were US$66 million and US$11 million, respectively.

     In addition to exchange rate effects, the operating results of our major aluminum sector affiliates and joint ventures in 2001 compared to 2000, were influenced by the following factors:

     Albras - Aluminum sales volume decreased 9.3% to 332,000 tons in 2001 from 366,000 tons in 2000 and average sales prices decreased 5.3% to US$l,428.99 per ton in 2001 from US$1,508.42 per ton in 2000.

     Alunorte -   Alumina sales volume decreased 3.5% to 1,540,000 tons in
                  2001 from 1,596,000 tons in 2000 and the average sales prices decreased by 5.7% to US$185.51 per ton in 2001 as compared to US$196.63 per ton in 2000.

     MRN - Bauxite sales volume decreased 2.6% to 10,952,000 tons in 2001 from 11,242,000 tons in 2000 and average sales prices increased 1.1% to US$20.95 per ton in 2001 from US$21.18 per ton in 2000.

     During 2001, we sold our respective interests in Bahia Sul and Cenibra, which had jointly contributed US$108 million to our 2000 consolidated net income. Through the date of their respective sales in 2001, these two companies jointly contributed US$11 million to our 2001 consolidated net income. However, the sale of Bahia Sul and Cenibra resulted in one-time gains of US$170 million and US$507 million, respectively, which are included in non-operating income (expenses).

     Our steel sector affiliates were affected in addition to a devaluation of the real against the U.S. dollar, by a weaker market for steel products which resulted in decreased average sales prices in 2001. Our U.S. affiliate, CSI, was also affected by higher costs resulting from the energy crisis in California. In 2001 we recorded a loss of US$3 million in respect of our steel sector affiliates compared to a gain of US$17 million in 2000.

     Our railroad affiliate, Centro-Atlantica, continued to perform very poorly in 2001 and we recorded an equity loss of US$95 million (which included a write-off of goodwill in the amount of US$74 million) against a loss of US$30 million in 2000. We and the other shareholders of Centro-Atlantica are currently reviewing alternatives to restructure this business.

     In 2001, the results of our other equity investments were generally lower than in 2000 due to the effects of the devaluation of the real and to lower results of operations of these affiliates as a result of difficult trading conditions in the markets for their respective products.

2000 Compared to 1999

     Revenues

     Net operating revenues increased 27.9% to US$3,935 million in 2000 from US$3,076 million in 1999, reflecting improvements in most areas of our business, as discussed below.

     Revenues from iron ore and pellets increased 28.5% to US$2,177 million in 2000 from US$1,694 million in 1999, representing an increase in volume sold of 29.3% to 124.5 million tons in 2000 from 96.3 million tons in 1999, partially offset by changes in product mix. Our acquisitions of Samitri and Mineracao Socoimex S.A., known as Socoimex, in May 2000 added major markets notably Europe, Asia and Brazil. A portion of increased revenues is due to the termination of tolling arrangements with our pelletizing joint ventures. Currently, we sell ore to these joint ventures and buy pellets back from them. As a result, both revenues and costs of ores and metals sold have increased.

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

     The operating results of our major affiliates and joint ventures in 2000 as compared with 1999 were influenced by the following major factors:

     o Albras-Albras contributed US$66 million to our net income in 2000. Aluminum sales volume increased 2.8% to 366,000 tons in 2000 from 356,000 tons in 1999 and average prices increased 16.0% to US$1,508.42 per ton in 2000 from US$1,300.35 per ton in 1999.

     o Alunorte-Alunorte contributed US$11 million to our net income in 2000. Alumina sales volume rose 14.8% to 1,628,000 tons in 2000 from 1,418,000 tons in 1999 and average prices increased 16.9% to US$196.63 per ton in 2000 from US$168.17 per ton in 1999.

     o MRN-MRN contributed US$36 million to our net income in 2000. Bauxite sales volume increased 3.3% to 11,242,000 tons in 2000 from 10,884,000 tons in 1999 and average prices increased 3.2% to US$21.18 per ton in 2000 from US$20.53 per ton in 1999.

     o Bahia Sul-Bahia Sul contributed US$42 million to our net income in 2000, compared to US$13 million in 1999. Pulp sales volume decreased 8.7% to 367,000 tons in 2000 from 402,000 tons in 1999 and average pulp prices increased 31.5% to US$618 per ton in 2000 from US$470 per ton in 1999. Paper sales volume decreased 2.3% to 211,000 tons in 2000 from 216,000 tons in 1999 and average paper prices increased 28.8% to US$824 per ton in 2000 from US$640 per ton in 1999. In the first half of 2001, we sold our interest in Bahia Sul for approximately US$318 million, US$2.4 million of which corresponded to unpaid dividends relating to 2000.

     o Cenibra-Cenibra contributed US$66 million to our net income in 2000. Pulp sales volume decreased 2.5% to 789,000 tons in 2000 from 809,000 tons in 1999 and average prices increased 38.0% to US$587.54 per ton in 2000 from US$425.79 per ton in 1999. On July 6, 2001, our former partner in Cenibra agreed to buy our stake in Cenibra for US$670.5 million. The closing of this transaction took place in September 2001.

     o Steel sector affiliates-Increases in volumes and prices, plus productivity gains, produced a contribution of US$59 million to our net income in 2000. Of this total, US$13 million relates to investments that we disposed of in 2000 or 2001. We are pursuing the sale of most of our remaining steel interests. In 1999, the devaluation of the real substantially affected the results of these affiliates, producing a contribution of only US$7 million to our consolidated earnings in that year.

5.A.2.   Inflation

     As measured by the IGP-M Index, published by the Fundacao Getulio Vargas, the Brazilian inflation rate was approximately, 7.7% in 1997, 1.8% in 1998, 20.1% in 1999, 9.9% in 2000 and 10.4% in 2001.

     Before July 1, 1997, Brazil was considered to have a highly inflationary economy. For periods before July 1, 1997, we remeasured (translated) our financial statements into U.S. dollars from financial statements presented in reais, in accordance with the provisions of Statement of Financial Accounting Standards 52-Foreign Currency Translation, or SFAS 52. Under the financial statement remeasurement procedures we adopted, we translated non-monetary items (inventories, property, plant and equipment and accumulated depreciation and depletion, as well as shareholders' equity accounts) at historical exchange rates. We translated monetary assets and liabilities denominated in Brazilian currency at period-end exchange rates. We included the translation gain or loss resulting from this restatement process in the then-current statements of operations.

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

     As a result of our acquisitions in 2001, we generated a net decrease in cash and cash equivalents of US$94 million compared to a net decrease of US$242 million in 2000 and net increase of US$264 million in 1999. As of December 31, 2001, we had cash and cash equivalents of US$1,117 million.

Sources of Funds

     Operating activities provided net cash flows of US$1,518 million in 2001 compared to US$1,424 million in 2000 and US$1,336 million 1999.

     Financing activities (before distributions to shareholders), which include short-term and long-term secured and unsecured borrowings and debt repayments, provided net cash flows of US$79 million in 2001 compared to using net cash flow of US$176 million in 2000 and providing net cash flows of US$41 million in 1999. In 2001, our principal source of borrowed funds was a US$300 million asset securitization.

     As of December 31, 2001, our aggregate outstanding debt was US$2,948 million, consisting of short-term debt of US$757 million, including US$168 million in loans from joint ventures and affiliated companies in connection with the CVRD Group's cash management system, and long-term debt (excluding current portion) of US$2,191 million, including US$21 million in loans from related parties. Our short-term debt consists primarily of U.S. dollar-denominated trade financing, documented mainly in the form of export prepayments and export sales advances with Brazilian and foreign financial institutions.

Uses of Funds

     Investing activities, primarily including acquisitions, other capital expenditures and investments in and loans to joint ventures and affiliated companies, consumed net cash flows of US$531 million in 2001 compared to US$1,489 million in 2000 and US$469 million in 1999.

     Other significant uses of cash included:

          o repayment of debt, which consumed US$350 million in 2001, US$444 million in 2000 and US$347 million in 1999, and

          o payment of dividends and interest on shareholders' equity, which consumed US$1,066 million in 2001, US$246 million in 2000 and US$452 million in 1999.

5.B.2.   Debt

     Our long-term debt consists principally of U.S. dollar-denominated notes and borrowings. At December 31, 2001, approximately US$633 million of our debt was secured by liens on some of our assets.

     Except for the perpetual notes, which have no scheduled maturity date, all of our currently outstanding long-term debt is likely to mature by 2011 in accordance with the schedule below.

Year ended December 31,                                  (In millions of US$)(1)
-----------------------                                  -----------------------
2003.................................................          $   662
2004.................................................              725
2005.................................................              255
2006.................................................              151
2007.................................................              225
2008 and thereafter..................................               97
No due date (perpetual notes)........................               55
                                                               -------
       Total.........................................          $ 2,170
                                                               =======

--------------
(1)  Excludes US$21 million in loans from related parties.


     In March 2002, we issued US$300 million in debt which matures in 2007.

     We use derivative instruments to manage our exposure to interest rate fluctuations. See Item 11. Quantitative and Qualitative Disclosures About Market Risk. Giving effect to these instruments, at December 31, 2001, our weighted-average effective interest rate on long-term debt was 5.4097%.

     Some of our long-term debt instruments contain restrictive financial covenants. We were in compliance with such covenants as of December 31, 2001, and we believe that we will be able to operate within the terms of such financial covenants for the foreseeable future. None of these covenants directly restrains our ability to pay dividends on equity securities at the parent company level.

5.B.3.   Budgeted Capital Expenditures

     The table below sets forth our capital expenditures budget for 2002.

                                             2002 Budgeted Expenditures
                                             --------------------------
                                                (In millions of US$)
Ferrous..................................... $      406         57.8%
Nonferrous..................................         61          8.7
Logistics...................................         51          7.3
Energy......................................        139         19.8
Corporate center............................         45          6.4
                                             ----------       ------
       Total................................ $      702        100.0%

     Structural changes in the production of iron ore and steel have been generating a growing global demand for pellets, and smoothing the volatility of the pellet market. See Item 4.B., 4.C. and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment -- Business Strengths -- Well-Positioned to Meet Demand in a Changing Steel Industry. In the belief that this trend will continue over the next few years, we have been investing heavily in our pellet operations. In 2002, we have set aside US$50 million for the Sao Luis pellet plant construction project which was completed in the first quarter of 2002.

     To increase productivity and meet the demand increase that we anticipate from the construction of the Sao Luis pelletizing plant, we have set aside investments in projects of US$206.3 million for iron ore mining and US$37.8 million for logistics. In the Southern System, we intend to spend US$7.5 million on increasing capacity of the Gongo Soco mine from 7 to 8.4 million tons, US$6.7 million on extending the useful life of the Timbopeba mine and of the Capanema beneficiation plant. In the Northern System, we intend to spend US$17.7 million in the construction of a new pier at the Ponta da Madeira Port Terminal, increasing the port's capacity to 56 million tons, and US$10 million on expanding capacity of iron ore stocking facilities. In addition, we intend to spend about US$40.8 million on projects to improve the infrastructure for the operation of the Sao Luis pellet plant.

     The future deregulation of the electricity market, and the demand pressures created by a growing economy, indicate a trend of rising electricity prices in Brazil. Investment in energy, for which we have a budget of US$139 million in 2002, is therefore expected to become a powerful tool in controlling and reducing costs and generating revenues. This budget includes US$125 million which will be absorbed by the ongoing hydroelectric projects at Aimores, Porto Estrela, Candonga, Funil, Capim Branco I and Capim Branco II and Foz do Chapeco.

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

5.C.     Research and Development, Patents and Licenses, Etc.

     Our mineral exploration activities are currently focused on identifying copper and gold deposits for future exploitation. We incurred US$27 million, US$48 million and US$43 million on geological exploration in 1999, 2000 and 2001, respectively.

5.D.     Trend Information

     Several factors will affect our future results of operations, liquidity and capital resources, including:

          o contract prices for iron ore and pellets and world market prices for aluminum and gold,

          o the level of demand in the seaborne market for our iron ore and pellets,

          o    the level of demand for our third party transportation services,

          o the relationship between the real and the U.S. dollar, in which most of our sales are denominated,

          o the results of operations of joint ventures and affiliated companies (in particular our aluminum operations and pellet joint ventures) recorded under the equity method in our financial statements,

          o    Brazil's electricity shortage, and

          o    Brazilian tax legislation.

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

                                     Iron Ore
                             ------------------------
                                Asian       European
                              Market(1)   Market(1)(2)    Pellets(3)        Gold         Aluminum
                             -----------  ------------   ------------   ------------   ------------
                                                                         (per troy
                                            (per ton)                     ounce)(4)   (per pound)(5)
1Q98......................   US$   15.82  US$    19.21   US$    34.66   US$     301    US$     0.66
2Q98......................         15.78         19.21          34.66           296            0.60
3Q98......................         15.78         19.21          34.66           294            0.61
4Q98......................         15.78         19.21          34.66           288            0.57
1Q99......................         15.78         17.10          30.07           279            0.62
2Q99......................         14.48         17.10          30.07           261            0.60
3Q99......................         14.48         17.10          30.07           299            0.68
4Q99......................         14.48         17.10          30.07           290            0.71
1Q00......................         14.48         17.82          31.87           277            0.75
2Q00......................         15.35         17.82          31.87           288            0.68
3Q00......................         15.35         17.82          31.87           274            0.72
4Q00......................         15.35         17.82          31.87           274            0.67
1Q01......................         15.35         18.68          32.46           258            0.69
2Q01......................         16.01         18.68          32.46           269            0.67
3Q01......................         16.01         18.68          32.46           293            0.62
4Q01......................         16.01         18.68          32.46           278            0.61

--------------
(1) Represents our quarterly standard sinter feed reference prices for export sales for periods indicated (FOB Tubarao--Asian market and FOB Sao Luis--European market) and not actual prices realized on sales.

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

     Aluminum. We sell our aluminum in an active world market where prices are determined by reference to prices prevailing on terminal markets, such as the London Metals Exchange and the Commodity Exchange, Inc., or COMEX, at the time of delivery. We sell aluminum purchased from the Albras aluminum joint venture pursuant to a take-or-pay commitment for 51% (representing our proportional ownership interest) of the joint venture's annual aluminum production. Although our annual purchase commitment can be substantial, approximately US$256 million in 2001, prevailing world market prices for aluminum (subject to discount in accordance with the terms of our joint venture agreements) determine our aluminum purchase prices. Albras seeks to manage the risks associated with changes in aluminum prices by hedging. For more information about aluminum hedging, see Item 11. Quantitative and Qualitative Disclosures about Market Risk.

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

     Electricity Costs

     Electricity costs are a significant component of the cost of producing aluminum. Our aluminum plant, Albras, entered into a 20-year contract with Eletronorte, a state-owned power utility, pursuant to which Albras purchases electricity at rates which are lower than the prevailing market rates in the region. For the years ended December 31, 2001, 2000 and 1999, the prevailing market rate was US$22.87, US$24.48 and US$23.36 per MWh, respectively. The average price paid by Albras for the same periods was US$11.27, US$11.93 and US$10.56 per MWh, respectively. The Eletronorte contract is scheduled to expire in May 2004.

     Effects of the Energy Shortage in Brazil

     On June 1, 2001, the Brazilian government, as part of its energy rationing program, required energy consumption to decrease by at least 20% relative to average consumption for May, June and July 2000. Aluminum and ferro-alloy activities were categorized as electricity-intensive activities and energy consumption relating to these activities was required to decrease by 25% relative to average consumption for May, June and July 2000. Our total expected energy consumption for 2001 was 14.5 TWh. However, due to this rationing program, our actual energy consumption for 2001 was 12.5 TWh. In 2000, our total energy consumption was 13.8 TWh. As a result, we reduced our ferro-alloy production in the six-month period ending November 30, 2001 by 46,000 tons, from the previously planned 220,000 tons to 174,000 tons. We also reduced 2001 aluminum production at Albras by 46,000 tons to 333,000 tons from the previously planned 379,000 tons, and at Valesul by 13,000 tons to 80,000 tons from the previously planned 93,000 tons. By the end of 2001, climate conditions in Brazil improved, reducing the immediate risk of energy shortages. Therefore, on December 31, 2001, the Brazilian government eliminated the rationing in the rest of the country. For a discussion about the possible consequences and risks associated with energy shortages, see Item 3.D. Risk Factors--Risks Relating to Brazil, and Item 4.B., 4.C. and 4.D. Business Overview, Organizational Structure and Property, Plants and Equipment--Lines of Business--Holdings.

     Divestitures

     Past divestitures include Bahia Sul (pulp and paper), Cenibra (pulp and paper), Acominas (steel), and CSN (steel). Divestitures currently in progress include our dry-bulk cargo business and our forestry activities.

     The following table shows the effects of both past divestitures and those currently in progress on our gross revenues, net income and total assets:

                                                For the Year Ended December 31
                                                ------------------------------
                                                2001         2000         1999
                                                ----         ----         ----
Decrease in gross revenues.....................  4.4%        6.3%         4.9%
Decrease (increase) in net income.............  (1.1)        7.4         (6.8)
Decrease in total assets.......................  1.5         7.4          7.8

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

     Financial Compensation for the Exploration of Mineral Resources. We owe a government royalty on net revenues derived from the production and sale of mineral resources. The annual rates on our products are:

          o    iron ore, 2%,

          o    bauxite, manganese and potash, 3%, and

          o    gold, 1%.

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

     Six of our current directors and five of our current alternate directors were appointed to their positions directly by Valepar, our principal shareholder, pursuant to Valepar's shareholders' agreement and the provisions of the Brazilian Corporation Law. These appointments were approved at our annual shareholders' meeting held in April 2001. For a description of Valepar's shareholders' agreement, see Item 7.A. Major Shareholders--Principal Shareholder.

     The table below lists the current members of the board of directors.

                                                   Year
                                                  First
  Name                                            Elected          Position           Age
  ----                                            -------    ---------------------    ---
Luiz Tarquinio Sardinha Ferro(1)                   1999      Chairman of the Board     41
Joao Moises de Oliveira(1)                         2001      Board Member              57
Erik Persson(1)                                    2001      Board Member              47
Jose Marques de Lima(1)                            2000      Board Member              44
Octavio Lopes Castello Branco Neto                 2001      Board Member              43
Romeu do Nascimento Teixeira(1)                    2001      Board Member              69
Renato da Cruz Gomes(1)                            2001      Board Member              49
Renato Augusto Zagallo Villela dos Santos          2001      Board Member              46
Francisco Valadares Povoa(2)                       1997      Board Member              57

--------------
(1)  Appointed by Valepar.

(2)  Appointed by our employees.

     The table below lists the alternate members of the board of directors. One additional alternate director is to be appointed by Valepar.

                                                   Year
                                                  First
  Name                                            Elected          Position           Age
  ----                                            -------    ---------------------    ---
Jose Ricardo do Carmo(1)                            2000     Board Member              49
Ricardo Carvalho Giambroni(1)                       2001     Board Member              45
Octavio Mauro Muniz Freire Alves(1)                 2001     Board Member              41
Eleazar de Carvalho Filho                           2001     Board Member              44
Antonio Joao Martins Torres(1)                      2001     Board Member              61
Romulo de Mello Dias(1)                             2001     Board Member              40
Otto de Souza Marques Junior(2)                     1997     Board Member              56

--------------
(1)  Appointed by Valepar.

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

          Erik Persson. Mr. Persson has served as a member of our board of directors since April 25, 2001. Since June 2000, he has been working as a planning director of PREVI--Caixa de Previdencia dos Funcionarios do Banco do Brasil. He has been at PREVI since 1977.

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

          Renato Augusto Zagallo Villela dos Santos. Mr. Villela was appointed member of our board of directors in 2001. He has served as Deputy Secretary of Brazilian National Treasury since August 1999. Mr. Villela has held several positions within the City of Rio de Janeiro, including Secretary of Strategic Affairs, Deputy Secretary of Finance, and Economic Advisor of the Secretary of Finance. He has also served as Professor of Monetary and Fiscal Policies of Candido Mendes University Masters Program in Business Economics since 1993. In 1989, he served as Professor of Public Sector Economics at Rio de Janeiro State University. From 1978 to 1979, Mr. Villela was as an associate economist and partner at Annibal Villela consultoria Economica S/C Ltda. (AVCEL). From 1987 to 1995, he worked as a Senior Economist at IPEA (Applied Economic Research Institute of Brazil's Ministry of Planning)."

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

     Vale Overseas' Directors are as follows:

            Name                          Principal Occupation             Age
------------------------------     ----------------------------------      ---
                                   General Counsel, Head of the Legal
Francisco Rohan de Lima.......     Department, CVRD                        47
Gabriel Stoliar...............     Executive Officer, CVRD                 47
Tito Botelho Martins..........     Finance Director, CVRD                  40

     Mr. Stoliar also serves as Vale Overseas' principal executive officer and Mr. Martins also serves as Vale Overseas' principal financial and accounting officer.

     The business address of the Directors is Avenida Graca Aranha, 26, 17th floor, 20005-900 Rio de Janeiro, RJ, Brazil.

Executive Officers

     The executive officers are our legal representatives and are responsible for our internal organization and day-to-day operations and the implementation of the general policies and guidelines set forth by the board of directors. Our by-laws provide for a minimum of three and a maximum of eight executive officers. The board of directors appoints executive officers for three-year terms and may remove them at any time. According to the Brazilian Corporation Law and to our by-laws, executive officers must be Brazilian residents. The executive officers hold regularly scheduled meetings on a weekly basis and hold additional meetings when called by any executive officer.

     We are in the process of revising our corporate governance model in order to, among other things, improve the efficiency of our decision-making process. We are also defining metrics of value reaction, which will improve the transparency in our communications with our investors.

     On May 20, 2002, the general meeting approved an amendment to our by-laws to increase the number of the executive board members. As a result, we now have one chief executive officer and up to seven executive officers, each responsible for business areas that the board of directors assigns to them. On October 24, 2001, the board of directors approved a new management structure with the following areas:

          o    Ferrous Minerals,

          o    Non-Ferrous,

          o    Holdings and Business Development (including energy),

          o    Logistics,

          o    Finance,

          o    Investor Relations and Planning and Control, and

          o    Human Resources and Corporate Services.

     The table below lists our current executive officers.

                                      Year of
            Name                    Appointment                 Position                   Age
--------------------------------    -----------   ------------------------------------     ---
Roger Agnelli                           2002      Chief Executive Officer                   43

Armando de Oliveira Santos Neto         2002      Executive Officer (Ferrous Minerals)      52

                                                  Executive Officer (Holdings and
                                                  Business Development and
Antonio Miguel Marques                  2002      Non-Ferrous)                              45

Guilherme Rodolfo Laager                2002      Executive Officer (Logistics)             45

Fabio de Oliveira Barbosa               2002      Executive Officer (Finance)               41

                                                  Executive Officer (Investor Relations,
Gabriel Stoliar                         2002      and Planning and Control)                 48

                                                  Executive Officer (Human Resources
Carla Grasso                            2002      and Corporate Services)                   40

     We have summarized below the experience, areas of expertise, and principal outside business interests of our current executive officers.

          Roger Agnelli. Since July 2001, Mr. Agnelli has been our chief executive officer. He served as chairman of our board of directors from May 2000 to July 2001. He also served as a member of the board of directors of VBC Energia S.A., Companhia Paulista de Forca e Luz; Companhia Siderurgica Nacional (CSN), Brasmotor S.A., Globo Cabo S.A. and Latas de Aluminio S.A. He also served as the chief executive officer of Bradespar S.A. from March 2000 to July 2001. Mr. Agnelli worked for 22 years with Banco Bradesco S.A., where he started his career as an investment analyst and served as executive director from 1992 to 2000. Mr. Agnelli has a degree in Economics from Fundacao Alvares Penteado.

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

          Antonio Miguel Marques. Mr. Marques was appointed as an executive officer of our holdings business development and non-ferrous minerals area in October 2001. Currently, Mr. Marques is Chief Executive Officer of Aluvale and a member of the board of directors of Celmar, Albras, Alunorte, MRN, and Valesul. Prior to that, Mr. Marques has held various positions at Caraiba Metais S.A. Industria e Comercio, DuPont do Brasil S.A., Billiton Metais S.A., Paranapanema Group and Votarantim Group. Mr. Marques has a degree in engineering from the Universidade Federal de Ouro Preto. He received his post-graduate degree in Mineral Treatment at the Universidade Federal de Minas Gerais (UFMG) and obtained an MBA from COPPEAD, at Universidade Federal do Rio de Janeiro (UFRJ).

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

          Fabio de Oliveira Barbosa. Mr. Barbosa was appointed as our chief financial officer in May 2002. Prior to that, Mr. Barbosa served as member of our board of directors from April 2000 to March 2002. Previously, he also served as board member of the following companies: BANESPA--Banco do Estado de Sao Paulo S/A, Banco do Brasil S/A, Caixa Economica Federal, Cia., Siderurgica Turbarao and TELESP--Telecomunicacoes de Sao Paulo. Prior to joining us, Mr. Barbosa served as secretary of the National Treasury Secretariat at the Ministry of Finance since July 1999, after serving as assistant secretary in the previous four years. From 1992 to 1995, he served as adviser to the Executive Board of the World Bank, in Washington DC. From 1990 to 1992, he was Deputy and Head of the Fiscal Policy Unit at the Ministry of Economy and Finance. From 1988 to 1990, he was economic advisor and head of the Economic Analysis Unit, both at the Ministry of Planning. Prior to that time, Mr. Barbosa held a variety of positions at the Ministry of Industry and Commerce, the Parana State Development Institute, the Ministry of Labor and the Institute for Applied Economic Research.

          Gabriel Stoliar. Mr. Stoliar was appointed as our executive officer of the investor relations and planning and control area in September 1997. In 1994, he was appointed director of BNDESPAR. In 1991, Mr. Stoliar assumed the position of superintendent of the operational division responsible for the areas of mining, metallurgy, chemicals, petrochemicals, pulp and paper. He was hired by BNDESPAR in 1988 as manager of operations in the area of capital, electronic and consumer goods. In 1982, he was promoted to manager of BNDES for the project area of FINSOCIAL. In 1978, he was hired by BNDES as an analyst in the area of pulp, paper and petrochemicals. Mr. Stoliar began his career as a business organization consultant at the Institute of Economic and Management Development of the Federation of Industries of Rio de Janeiro. Mr. Stoliar obtained an engineering degree from Universidade Federal do Rio de Janeiro, a post-graduate degree in production engineering and an MBA from PDG/EXEC-SDE in Rio de Janeiro.

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

Fiscal Council

     Under the Brazilian Corporation Law, we may appoint the conselho fiscal, a fiscal council, as a corporate body independent of our management and external auditors. The primary responsibility of the fiscal council is to review management's activities and the financial statements, and report its findings to the shareholders. We amended our by-laws on June 18, 1997 in order to provide for the establishment of a five member permanent fiscal council. On April 29, 2002, the shareholders appointed the current members and their respective alternates. Holders of preferred class A shares and the golden share together may elect one member of the fiscal council and the respective alternate. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the fiscal council and the respective alternate. The terms of the members of the fiscal council expire at the next ordinary annual shareholders' meeting following their election.

     The table below lists the current members of the fiscal council.

                                                        First Year of
Name                                                     Appointment
----                                                    -------------
Claudio Bernardo Guimaraes de Moraes...............          2002
Ricardo Wiering de Barros..........................          2002
Marcos Fabio Coutinho..............................          1999
Eliseu Martins.....................................          1997
Pedro Carlos de Mello..............................          2002

     The table below lists the alternate members of the fiscal council.

                                                        First Year of
Name                                                     Appointment
----                                                    -------------
Helio Cabral Moreira...............................          2002
Luiz Octavio Nunes West............................          1998
Vicente Barcelos...................................          2001
Almir de Souza Carvalho............................          2002
Jose Carlos Gouveia Danelli........................          2002

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

     For the year ended December 31, 2001, we paid approximately R$5.0 million in aggregate (including benefits in kind granted) to the members of our board of directors and to the executive officers for services in all capacities.

     During 2001, the monthly amount we paid to the members of the fiscal council was the higher of (1) R$4,200 or (2) the equivalent of 10% of the amount paid to a director, excluding benefits. In addition, the members of the fiscal council receive refunds for expenses they incur in connection with transportation and accommodation, whenever such expenses are necessary for the performance of their functions. For the year ended December 31, 2001, none of our board members and executive officers had any financial or other interests in transactions involving us which was not in the ordinary course of business.

6.D.     Employees

     The table below sets forth the number of our employees by category as of the dates indicated.

                                                      At December 31,
                                             ---------------------------------
                                              1999         2000          2001
                                             ------       ------        ------
Mining (other than gold)..................    4,478        4,948         6,584
Transportation............................    4,514        4,525         4,725
Gold......................................      588          555           531
Other operational(1)......................      504          511           628
Administrative............................      659          903         1,152
                                             ------       ------        ------
Total.....................................   10,743       11,442        13,620
                                             ======       ======        ======

--------------
(1) Does not include pelletizing, aluminum, or pulp and paper joint venture employees.

     We establish our annual wage and benefits programs in July of each year following negotiations with our unions. In July 2001, our final proposals to our unions included a 6% salary increase, additions to the list of available medications, provisions for college materials for employees and annual bonus amounts. The provisions of our collective bargaining agreements with our unions also apply to our non-union employees. We have not suffered any material economic loss as a result of labor strikes or stoppages.

     Since 1973 we have sponsored a defined benefit pension plan, known as the old plan, covering substantially all employees, with benefits based on years of service, salary and social security benefits. This plan is administered by VALIA, and is funded by monthly contributions we and our employees make, calculated based on periodic actuarial appraisals.

     In May 2000, we implemented a new pension plan, which is primarily a defined contribution plan with a benefit feature relative to service prior to May 2000, known as the new plan, and offered our active employees opportunity to transfer to the new plan. Over 98% of our active employees opted to transfer to the new plan. The old plan will continue in existence, covering almost exclusively retired participants and their beneficiaries. In 2001, we contributed approximately US$37 million to VALIA to fund the new plan and the old plan. In addition, on March 9, 2001, we transferred our 10.3% interest in shares of CSN, to the new plan, as a special contribution valued at US$249 million, equivalent to the value of such shares (determined based on their weighted average price in the last thirty trading sessions on the Sao Paulo Stock Exchange during the period ended on March 9, 2001). We also provide scholarships and apprenticeships at our corporate vocational centers. We believe our relations with our union employees and other employees are good.

     Our employees have an equity stake in our business. On May 20, 1997, in connection with our ongoing privatization, the Brazilian government completed the sale of 11,120,919 common shares and 8,744,308 preferred shares to Investvale, an association of our current and retired employees and certain affiliates, at per share prices representing substantial discounts to prevailing market prices.

6.E.     Share Ownership

     During the privatization process, the Brazilian government sold 11,120,919 common shares, representing approximately 4.5% of the outstanding common shares, and 8,744,308 preferred class A shares, representing approximately 6.3% of the outstanding preferred class A shares, in an offering restricted to our current and retired employees. Substantially all of the shares sold were purchased through Investvale, an association of our current and retired employees. Employees were also granted the option, exercisable through Investvale, to obtain an interest in the controlling block held by Valepar by exchanging their common shares for equity in Valepar. See Item 7.A. Major Shareholders--The Privatization. In addition, Investvale, as any investor, may from time to time acquire and sell our shares in the market. At December 31, 2001, Investvale owned 10,362,069 common shares, representing approximately 4% of our total common shares, and 269,000 preferred class A shares.

     As of December 31, 2001, the representative of our employees in the board of directors (as well as his alternate) also held 80,231 quotas in Investvale. None of our other directors or executive officers holds an ownership interest in Investvale.

     The total number of common shares owned by members of our board of directors as of May 31, 2002, was 17. The total number of preferred shares owned by members of our board of directors as of May 31, 2002, was 209. Our executive officers do not own any of our shares.

     Our by-laws authorize us to establish stock option plans, but to date we have not done so.

Item 7.  Major Shareholders and Related Party Transactions

7.A.     Major Shareholders

     The table below sets forth certain information regarding share ownership of the common and preferred shares as of May 31, 2002, by each person who we know to be the owner of more than 5% of any class of our outstanding capital stock, and by all directors and executive officers as a group.

                                                                        Percent
                                                      Shares Owned      of Class
                                                      ------------      --------
Common Shares
Valepar S.A.........................................  105,443,070         43.0%
BNDESPAR(1).........................................   11,672,271          4.8
Litel Participacoes S.A.(2).........................
   Shares owned directly                               25,272,641         10.3
   Shares owned by Valepar S.A.                       105,443,070         43.0
                                                      -----------         ----
      Total beneficial ownership by Valepar S.A.      130,715,711         53.3
Directors and executive officers as a group(3)......           17          --
Preferred Shares(4)
Directors and executive officers as a group.........          209          --
Golden Share
Brazilian Government................................            1        100.0%

--------------
(1) Excludes common shares owned directly by Valepar, in which this shareholder has an ownership interest. See the table below for information on Valepar's shareholders.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. Litel owns 42% of Valepar. See the table below for more information on Valepar's shareholders.

(3) Share ownership of all directors and officers, as a group, decreased from 14,399 common shares at December 31, 2000, to 17 common shares at May 31, 2002, due to the fact that former members of our board of directors, who individually owned some of our shares, ceased owning them as a result of our unwinding transactions with CSN.

(4) The Brazilian government (National Treasury) owns 5,075,341 preferred shares representing 3.7% of the outstanding preferred shares and BNDESPAR owns 1,251,980 preferred shares representing 0.9% of the outstanding preferred shares.

     The table below sets forth information as of May 31, 2002 regarding Valepar S.A. share ownership and Litel Participacoes S.A. share ownership.

                                                                    Percent of
                                                                   Total Shares
                                                   Shares Owned       Owned
                                                   ------------    ------------
Valepar S.A.
    Litel Participacoes S.A......................    43,985,949          42%
    Babie(1).....................................    15,019,621          14
    Eletron(2)...................................    21,875,000          21
    Sweet River Investments Ltd.(3)..............    12,187,500          11
    BNDESPAR.....................................    11,250,000          11
    Investvale(4)................................     1,125,000           1
                                                    -----------      ------
       Total.....................................   105,443,070         100%
                                                    ===========      ======
Litel Participacoes S.A.
  BB Carteira Ativa 0(5).........................   129,528,472       52.41%
  BB Carteira Ativa I(5).........................    64,211,703       25.98
  BB Carteira Ativa II(5)........................    53,388,022       21.60
  Others.........................................           875        0.01
  Directors and Executive Officers as a group....             3          --%
                                                    -----------      ------
  Total..........................................   247,129,075      100.00%
                                                    ===========      ======

--------------
(1) Babie is a holding company owned by Bradesplan and Bradespar, which are affiliated with Banco Bradesco S.A., a Brazilian financial services company.

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

     In the third step of the privatization process, on March 20, 2002, the Brazilian government and BNDES each sold 34,255,582 shares (and an additional 5,138,337 shares including the underwriters' overallotment option), in the form of common shares or American depositary shares, which together represent 32.1% of our outstanding common stock. Following this offering, BNDESPAR, a wholly-owned subsidiary of BNDES, owned 11,672,271 common shares, representing approximately 4.8% of our outstanding common shares. In addition, the Brazilian government owned outstanding preferred shares, and a golden share in us, which gives it veto powers over certain actions that we could propose to take, and BNDES owned 1,003 of our common shares. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of the golden share, see Item 10.A. Share Capital.

     Shareholder Debentures

     At the time of the first step of our privatization in 1997, we issued debentures to our then-existing shareholders, including the Brazilian government. The terms and conditions applicable to the required payments under the debentures, which are described below, were set to ensure that our pre-privatization shareholders, including the Brazilian government, would participate alongside us in potential future financial benefits that we derive from exploiting our mineral resources not included in the settlement of the minimum purchase price of our shares. These financial benefits were not taken into account in the price of our shares at the time of the privatization.

     At the time of the privatization, the debentures were distributed, on a one-for-one basis, as a payment for the redemption of the preferred class "B" shares, which had been issued as a bonus to the holders of our common shares and preferred Class A shares, through a capital increase. The debentures are not redeemable or convertible and cannot be traded. In order to permit trading of the debentures, we have requested their registry with the CVM. After the CVM authorizes the registration, holders will be able to trade the debentures.

     Under Central Bank regulations, pre-privatization shareholders that held their shares through our American depositary receipt program were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank to (i) allow the depositary to hold the debentures on behalf of the holders of American depositary receipts, and transfer any financial benefits relating to the debentures as soon as they begin to trade; and (ii) contribute these debentures to a Brazilian investment fund to be created by the depositary, which stocks would be distributed to the holders of American depositary receipts. The Central Bank rejected our request. We intend to renew our request to the Central Bank after the debentures begin to trade, but we cannot assure you that we will succeed. Therefore, unless the Central Bank approves our request, the debentures will not have any value for holders of American depositary receipts.

     Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax, transport fee and insurance expenses related to the trading of the products) from certain identified mineral resources that we owned at April 1997, to the extent that we exceed defined thresholds of sales volume relating to mineral resources, and from the sale of mineral rights that we owned at April 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted. Based on current production and sales levels, and on the estimates of production and sales of our new projects, we estimate that we would begin making payments related to gold in approximately 2003, payments related to copper in approximately 2004, and payments related to iron ore and other mineral resources in later years.

     The table below summarizes the amounts we will be required to pay under the debentures, based on the net revenues we earn from the sale of identified mineral resources and mineral rights.

                       Area                               Mineral                 Required Payments by CVRD
-----------------------------------------------     -------------------   -----------------------------------------
Southern System (including Urucum).............     Iron ore              1.8% of net revenue, after total sales
                                                                          volume from May 1997 exceeds 1.7 billion
                                                                          tons
Northern System................................     Iron ore              1.8% of net revenue, after total sales
                                                                          volume from May 1997 exceeds 1.2 billion
                                                                          tons
Pojuca, Andorinhas, Liberdade and Sossego......     Gold and Copper and   2.5% of net revenue from the beginning
                                                    by-products           of commercial sales, as adjusted in
                                                                          proportion to our interest in these
                                                                          projects
Igarape Bahia and Alemao.......................     Gold                  2.5% of net revenue, (i) from the
                                                                          beginning of commercial sales with
                                                                          regard to copper and by-products, and
                                                                          (ii) after total sales volume from May
                                                                          1997 exceeds 70 tons of gold with regard
                                                                          to gold, as adjusted in proportion to
                                                                          our interest in these projects
Fazenda Brasileiro.............................     Gold                  2.5% of net revenue, after total sales
                                                                          volume from May 1997 exceeds 26 tons of
                                                                          gold
Other areas, excluding Carajas/Serra Leste and      Gold and Copper and   2.5% of net revenue from the beginning
Salobo.........................................     by-products           of commercial production
Other areas owned at May 1997..................     Other minerals        1% of net revenue, 4 years after the
                                                                          beginning of commercial sales
All areas......................................     Sale of mineral       1% of the sales price
                                                    rights owned at May
                                                    1997

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

     The shareholders of Valepar have entered into a shareholders' agreement, ending in 2017. This agreement:

          o gives rights of first refusal on any transfer of Valepar shares and preemptive rights on any new issue of Valepar shares,

          o prohibits encumbrances on Valepar shares (other than in connection with financing our acquisition),

          o requires each party generally to retain control of its special purpose company holding its interest in shares of Valepar,

          o    allocates Valepar's and our board seats, and

          o establishes super-majority voting requirements for certain matters relating to Valepar or to us.

     BNDESPAR has a golden share in Valepar giving it a veto right over:

          o    any change in Valepar's corporate purpose,

          o    the liquidation of Valepar,

          o a change in ownership of Valepar's shares if such change were to increase concentration of the ownership of Valepar over specified limits by participants in the iron ore, steel or iron ore trading businesses, and

          o any transfer of Valepar's shares to anyone until May 2002 if the transfer were to result in such person owning more than 45% of Valepar's shares.

     Another agreement among Valepar's shareholders, ending in 2002, contains similar restrictions on transfers.

     Continuing Relationship with the Brazilian Government and BNDES

     From time to time, in the ordinary course of our business, we enter into transactions with other entities which the Brazilian government owns or controls. See Item 7.B. Related Party Transactions. The most significant of these transactions is with Eletronorte, a state-owned company. Pursuant to a contract between Albras and Eletronorte, Albras is able to purchase electricity at favorable rates. We are currently seeking to renegotiate this contract, which expires in May 2004. For more information on our Eletronorte contract, see Item 4.B., 4.C. and 4.D. Business Overview, Organizational Structure, Property, Plants and Equipment--Holdings--Aluminum Business--Aluminum. No other entity controlled by the Brazilian government, by itself or in the aggregate, accounted for a significant percentage of our consolidated revenues or purchases in 2000.

     We have also entered into a Mineral Risk Contract with BNDES relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. This contract provides for the joint development of certain unexplored mineral deposits in the Carajas region, which is part of the Northern System. BNDES is also our partner in Project 118, Alemao and Cristalino, which are joint ventures through which we conduct our copper mining exploration and development. For more information on these joint ventures, see Item 4.B., 4.C. and 4.D. Business Overview, Organizational Structure, Property, Plants and Equipment--Non-Ferrous Minerals.

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

     Golden Share

     The Brazilian government holds one golden share, which confers upon its holder veto rights over certain changes, including:

          o    our name,

          o    the headquarters of our head office,

          o our corporate purpose as regards the working of mineral deposits, and

          o    our continued operation of integrated iron ore mining systems.

     For a more detailed description of the golden share, see Item 10.B. Memorandum and Articles of Association--Common Shares and Preferred Shares.

     Since the privatization, the Brazilian government has not exercised its veto rights and, consequently, has refrained from interfering in our decision-making process.

7.B.     Related Party Transactions

     At December 31, 2001, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$702 million of which US$492.5 million is denominated in U.S. dollars and the remaining US$210 million in Brazilian currency. See note 15(a) to our consolidated financial statements.

     For information regarding investments in affiliated companies and joint ventures and for information regarding transactions with major related parties, see notes 10 and 17 to our consolidated financial statements.

     The Brazilian government owns or controls entities with which we enter into transactions in the ordinary course of business. See Item 7.A. Major and Selling Shareholders - Major Shareholders.

     BNDES, in its role as an economic development bank, is involved with us as a lender, partner and/or co-investor in a number of projects, and will probably continue to do so in the future.

     Current activities of BNDES related to us include:

          o    investments in a number of our joint ventures

          o    entering into mineral risk contracts with us, and

          o    providing financing for our expansion

     Our consolidated balance sheet at December 31, 2001 includes loans repayable to BNDES in the aggregate amount of US$163 million.

     Further, one of our directors is also a managing director of BNDES, one of our alternate directors is the chief executive officer of BNDES, one of our executive officers was a director of an affiliate of BNDES and one of our directors is the Deputy Secretary of the National Treasury. BNDESPAR, an affiliate of BNDES, also owns eleven percent of our largest shareholder, Valepar.

7.C.     Interests of Experts and Counsel

     Not applicable.

Item 8.  Financial Information

8.A.1-6. Consolidated Statements and Other Financial Information

     For our consolidated financial statements see Item 18. Financial
Statements.

8.A.7.   Legal Proceedings

     We and our subsidiaries are defendants in numerous legal actions in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We have set aside or deposited in court amounts to cover estimated contingency losses due to adverse legal judgments. Based on the advice of our legal counsel, we believe that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

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

     Numerous lawsuits challenging the legality of our privatization are pending, including a number of class- action lawsuits. We do not believe that, individually or in the aggregate, these actions will adversely affect the course of the privatization process or otherwise have a material adverse effect on us.

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

     According to Law No. 10,303, the recently enacted law that amended the Brazilian Corporation Law, we will be required to amend our by-laws in order to modify the rights granted to holders of preferred shares. For a detailed description of this requirement, see Item 10.B. Memorandum and Articles of Association--New Provisions in the Brazilian Corporation Law.

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

     We will make cash distributions on the common shares and preferred class A shares underlying the American depositary shares in Brazilian currency to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of American depositary receipts. For more information on Brazilian tax policies regarding dividend distributions, see Item 10.E. Taxation--Brazilian Tax Considerations.

     The table below sets forth the dollar equivalent of cash distributions we paid to holders of common shares and preferred shares for the periods indicated. For your convenience, we have calculated U.S. dollar conversions using both the commercial market rate in effect on the date of payment and the exchange rate at June 24, 2002 of R$2,827 per US$1.00. We stated amounts gross of any applicable withholding tax.

                                                                      U.S.
                                                                     Dollars
                                                    U.S. Dollars    per Share
                                                    per Share at     at June
Year                 Payment Date                   Payment Date    24, 2002
----     ------------------------------------       ------------    ---------
1997     May 30..............................           0.48          0.17
         September 2.........................           0.30          0.11
1998     May 8...............................           0.88          0.36
         August 31...........................           0.64          0.27
1999     January 15..........................           0.44          0.23
         March 31............................           0.29          0.18
         August 20...........................           0.57          0.39
2000     March 1.............................           0.66          0.41
2001     February 20.........................           1.66          1.18
2001     December 10.........................           0.98          0.82
2002     April 30............................           0.98          0.82

8.B.     Significant Changes

     Not applicable.

Item 9.  The Offer and Listing

9.A.1-3. Offering Details

     Not applicable.

9.A.4.   Price History of Stock

     The table below sets forth trading information for our preferred and common American depositary shares, as reported by the New York Stock Exchange (and for periods prior to June 2000, reported by the National Quotations Bureau, Inc.), and our preferred shares and our common shares, as reported by the BOVESPA, for the periods indicated.

                                                                            U.S. Dollars per       U.S. Dollars per
                                Reais per Common    Reais per Preferred    Preferred American      Common American
                                      Share             Class A Share        Depositary Share      Depositary Share
                               ------------------   -------------------    -------------------   ------------------
                                 High       Low        High       Low        High        Low       High       Low
                               -------    -------    -------    -------    --------   --------   ------     ------
1997...................        R$33.00    R$17.00    R$31.50    R$18.40    US$28.51   US$16.87       --         --
1998...................          27.00      10.00      29.10      13.00       25.13      11.38       --         --
1999...................          42.00       9.80      50.00      13.80       26.50      10.87       --         --




                                                                            U.S. Dollars per       U.S. Dollars per
                                Reais per Common    Reais per Preferred    Preferred American      Common American
                                      Share             Class A Share        Depositary Share      Depositary Share
                               ------------------   -------------------    -------------------   ------------------
                                 High       Low        High       Low        High        Low       High       Low
                               -------    -------    -------    -------    --------   --------   ------     ------
2000...................          52.40      33.00      59.00      38.82       33.13      19.75       --         --
2001...................          55.00      42.70      58.70      44.00       26.98      18.65       --         --
 1Q00..................          52.40      33.00      59.00      42.00       33.13      22.75       --         --
 2Q00..................          46.00      35.00      53.50      40.01       29.00      22.62       --         --
 3Q00..................          49.00      41.21      54.00      44.97       29.75      24.44       --         --
 4Q00..................          46.50      37.00      47.80      38.82       25.56      19.75       --         --
 1Q01..................          51.00      42.70      53.60      44.00       26.98      23.05       --         --
 2Q01..................          54.00      46.50      58.60      49.05       25.70      22.05       --         --
 3Q01..................          55.00      46.40      55.00      45.50       23.15      18.65       --         --
 4Q01..................          54.00      47.00      58.70      49.60       23.61      19.00       --         --
    December 2001......          53.40      48.00      55.00      51.48       23.61      21.35       --         --
    January 2002.......          55.40      50.00      56.50      50.70       23.45      21.52       --         --
    February 2002......          62.32      53.80      60.50      54.65       25.45      22.40       --         --
    March 2002.........          65.70      59.40      64.20      58.50       27.49      24.80    27.39      26.15
    April 2002.........          66.50      61.50      66.30      59.80       28.35      25.75    28.46      26.60
    May 2002...........          75.99      64.60      74.50      63.52       29.51      26.90    30.00      27.00
     June 2002(1)......          78.01      71.00      75.90      65.80       29.30      23.70    30.00      25.68

(1) through June 25, 2002


9.A.5-7. Listing Details

     Not applicable.

9.B.     Plan of Distribution

     Not applicable.

9.C.     Markets

     Our publicly traded share capital consists of common shares and preferred shares, each without par value. Our common shares and our preferred shares are publicly traded in Brazil on the Sao Paulo stock exchange, known as BOVESPA, under the ticker symbols VALE3, and VALE5, respectively. Our common shares and preferred shares also trade on the LATIBEX, under the ticker symbols XVALO and XVALP, respectively. The LATIBEX is an electronic market created in 1999 by the Madrid stock exchange in order to enable trading of Latin American equity securities in euro denomination.

     Our common American depositary shares, each representing one common share, have traded on the New York Stock Exchange since March 2002, under the ticker symbol RIO. Our preferred American depositary shares, each representing one preferred share, have traded on the New York Stock Exchange since June 2000, under the ticker symbol RIOPR. Prior to June 20, 2000, the preferred American depositary shares traded in the over-the-counter market. JPMorgan Chase Bank serves as the depositary for the preferred American depositary shares. At December 31, 2001, there were 57,754,261 American depositary shares outstanding, representing 41.7% of our preferred shares or 14.9% of our total share capital.

9.D., 9.E. and 9.F.  Selling Shareholders, Dilution and Expenses of the Issue

     Not applicable.

Item 10. Additional Information

10.A.    Share Capital

     For a description of our common and our preferred shares, including voting rights and preemptive rights, see Item 10.B. Memorandum and Articles of Association--Common Shares and Preferred Shares.

     The table below provides a recent history of changes in our share capital.

                                                                 Preferred Class
                                                Common Shares        A Shares
                                                -------------    ---------------
Shares authorized.............................   300,000,000       600,000,000
Shares issued prior to December 31, 1999......   249,983,143       138,575,912
Shares repurchased prior to December 31, 1999.             -        (3,659,311)
Shares outstanding on December 31, 1999.......   249,983,143       134,916,601
Shares repurchased during 2000................        (7,300)                -
Shares outstanding on December 31, 2000.......   249,975,843       134,916,601
Shares repurchased during 2001................    (4,707,870)        3,659,220
Shares outstanding on December 31, 2001.......   245,267,973       138,575,821
Shares repurchased during 2002................             -            (4,660)
Shares outstanding on May 31, 2002............   245,267,973       138,571,161

     Vale Overseas' issued share capital is US$1,000.00 divided into 1,000 ordinary shares. All of the issued shares are fully paid and are held by us.

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

Directors' Powers

     Under the Brazilian Corporation Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Under our by-laws, shareholders set the aggregate compensation payable to directors and executive officers. The board of directors allocates the compensation among its members and the executive officers. See Item 6.A., 6.B. and 6.C. Directors and Senior Management, Compensation and Board Practices--Compensation. Our by-laws do not establish any mandatory retirement age limits.

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

     Holders of preferred class A shares are generally entitled to the same voting rights as holders of common shares, except with respect to the election of members of the board of directors, and are entitled to a minimum annual non-cumulative preferential dividend of 6% of their pro rata share of our paid-in capital prior to any distribution to holders of common shares or to holders of preferred class B shares, if any. Holders of preferred class A shares and the golden share may also elect one member of the permanent fiscal council and the respective alternate. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the fiscal council and an alternate. As of March 1, 2002, holders of preferred shares and common shares may in certain circumstances combine their respective holdings to elect members of our board of directors. See -New Provisions in Brazilian Corporation Law. The preferred class A shares are not entitled to any preference in the case of our liquidation.

     The golden share is a preferred share. It is required to be held by the Brazilian government. The holder of the golden share is entitled to the same rights (including with respect to voting, dividend preference and liquidation preference) as holders of preferred class A shares. In addition, the holder of the golden share is entitled to veto any of our proposed action relating to the following matters:

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

     Discretionary Reserves. Under the Brazilian Corporation Law, a company may also provide for discretionary allocations of "net profits" to the extent set forth in its by-laws. Our by-laws provide for one discretionary depletion reserve which may be taken into account in allocating net profits for any fiscal year. We currently maintain a fiscal incentive depletion reserve established in respect of certain mining operations. Appropriations to the fiscal incentive depletion reserve are deductible for tax purposes. The discretionary depletion reserve has not been used since 1996, when the related fiscal incentive expired. For more details, see note 13 to the consolidated financial statements. There are no limits on the size or amount of proceeds that may be retained by our board in the discretionary depletion reserve. However, the sum of the legal reserve, the depletion reserve and the reserve for investment projects may not exceed the amount of our paid-in capital.

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

     Reserve for Investment Projects. Under the Brazilian Corporation Law, we may allocate a portion of our "net profits" for discretionary appropriations for plant expansion and other capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by shareholders. Under Law 10,313, capital budgets with duration longer than one year must be revised at each annual shareholder's meeting. After completion of the relevant capital projects, we may retain the appropriation until shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.

     Unrealized Income Reserve. Under the Brazilian Corporation Law prior to the enactment of Law 10,313, if the amount of "unrealized income" for any particular year exceeds the sum allocated to the legal reserve, the discretionary reserves, the contingency reserve and the reserve for investment projects in such year, such excess may be allocated to an "unrealized income reserve." "Unrealized income" in any particular year represents the sum of price-level restatement of certain balance sheet accounts in such year in which the system of price-level restatement was applicable (up to December 31, 1995), the share of equity earnings of subsidiary and associated companies in such year and profits from installment sales to be received after the end of the next succeeding fiscal year. As of March 1, 2002, under Law 10,313, which amends the Brazilian Corporation Law, the amount by which the mandatory dividend exceeds the "realized" portion of net profits for any particular year may be allocated to the unrealized income reserve. The "realized portion of net profits is the amount by which "net profits" exceed the sum of (i) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (ii) the profits, gains, or return obtained on transactions maturing after the end of the following fiscal year.

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

     Mandatory Dividend

     Our by-laws prescribe that we must distribute to our shareholders in the form of dividends or interest on shareholders' equity an annual amount equal to not less than 25% of the distributable amount, referred to as the mandatory dividend, unless the board of directors advises our shareholders at our general shareholders' meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of our financial condition. Dividends paid to holders of our preferred shares will be computed in determining whether we have paid the mandatory dividend. The fiscal council must review any such determination and report it to the shareholders and the CVM. In addition to the mandatory dividend, our board of directors may recommend to the shareholders payment of dividends from other funds legally available therefore. Any payment of interim dividends will be netted against the amount of the mandatory dividend for that fiscal year. The shareholders must also approve the recommendation of the board of directors with respect to any required distribution. The amount of the mandatory dividend is subject to the size of the legal reserve, the contingency reserve, and the unrealized income reserve. The amount of the mandatory dividend is not subject to the size of the discretionary depletion reserve. See --Calculation of Distributable Amount. To date, our board of directors has never determined that payment of the mandatory dividend was inadvisable.

     Since our privatization in 1997, and following a recommendation from Valepar, our principal shareholder, we have distributed a dividend equal to at least 50% of the amount of profits available for distribution with respect to each fiscal year.

     Dividend Preference of Preferred Shares

     Pursuant to our by-laws, holders of preferred class A shares and the golden share are entitled to a minimum annual non-cumulative preferential dividend equal to 6% of their pro rata share of our paid-in capital ahead of dividends to holders of preferred class B shares and common shares. In addition, any future holders of our authorized but unissued preferred class B shares will be entitled to a minimum annual non-cumulative preferential dividend equal to 6% of their pro rata share of our paid-in capital ahead of dividends to holders of common shares. To the extent that dividends are declared by us in any particular year in amounts which exceed the preferential dividends on preferred shares, and after holders of common shares have received distributions equivalent, on a per share basis, to the preferential dividends on preferred shares, holders of common shares and preferred shares shall receive the same additional dividend amount per share. Since the first step of our privatization in 1997, we have had sufficient distributable amounts to be able to distribute equal amounts to both common and preferred shareholders.

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

     Voting Rights

     Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of preferred shares are entitled to the same voting rights as holders of common shares except that they may not vote on the election of members of the board of directors, except in the event of dividend arrearages, as described below. One of the members of the permanent fiscal council and his or her alternate are elected by majority vote of the holders of preferred shares. As of March 1, 2002, holders of preferred shares and common shares may, in certain circumstances, combine their respective holdings to elect members of our board of directors. See --New Provisions in the Brazilian Corporation Law.

     The golden share entitles the holder thereof to the same voting rights as holders of preferred shares. The golden share also confers certain other significant voting rights in respect of particular actions, as described under --General.

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

     Pursuant to the Brazilian Corporation Law, shareholders voting at a general shareholders' meeting have the power, among other powers, to:

          o    amend the by-laws;

          o elect or dismiss members of the board of directors and members of the fiscal council at any time;

          o receive the annual reports by management and accept or reject management's financial statements, including the allocation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts;

          o    authorize the issuance of debentures;

          o suspend the rights of a shareholder in default of obligations established by law or by the by-laws;

          o accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

          o pass resolutions to reorganize our legal form, to merge, consolidate or split us, to dissolve and liquidate us, to elect and dismiss our liquidators and to examine their accounts; and

          o authorize management to file for bankruptcy or to request a concordata, a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code.

     All shareholders meetings, including the annual shareholders' meeting, are convened by publishing, no fewer than fifteen days prior to the scheduled meeting date and no fewer than three times, a notice in the Diario Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, which is Rio de Janeiro. Our shareholders have previously designated Jornal do Commercio for this purpose. Also, as our shares are traded on the Sao Paulo Stock Exchange, we must publish a notice in the Sao Paulo based Diario do Comercio e da Industria. Such notice must contain the agenda for the meeting and, in the case of an amendment to our by-laws, an indication of the subject matter. In addition, under our by-laws, the holder of the golden share is entitled to a minimum of 15 days prior notice of any general shareholders' meeting to consider any proposed action subject to the veto rights accorded to the golden share. See --Common Shares and Preferred Shares--General.

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

     Except as otherwise provided by law, resolutions of a shareholders' meeting are passed by a simple majority vote, abstentions not being taken into account. Under the Brazilian Corporation Law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of clause (a) and clause (b), a majority of issued and outstanding shares of the affected class: (a) creating a new class of preferred shares or disproportionately increasing an existing class of preferred shares relative to the other classes of shares, other than to the extent permitted by the by-laws, which permit us to increase the number of preferred class B shares disproportionately in relation to the number of common and preferred shares;
(b) changing a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creating any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares, such as the preferred shares; (c) reducing the mandatory dividend; (d) changing the corporate purposes; (e) merging us with another company or consolidating or splitting us; (f) dissolving or liquidating us; (g) participating in a centralized group of companies as defined under the Brazilian Corporation Law; and (h) canceling any ongoing liquidation of us.

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

   Redemption Rights

     Our common shares and preferred shares are not redeemable, except that a dissenting, or, in certain cases, shareholder is entitled under the Brazilian Corporation Law to obtain redemption upon a decision made at a shareholders' meeting by shareholders representing at least 50% of the voting shares:

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

     (10) in the event that the entity resulting from (a) a merger, (b) an incorporacao de acoes as described in clause (6) above, or (c) a spin-off that we conduct fails to become a listed company within 120 days of the shareholders' meeting at which such decision was taken.

     Only holders of shares adversely affected by the changes mentioned in items (1) and (2) above may require us to redeem their shares. The right of redemption mentioned in items (5), (6) and (8) above may only be exercised if our shares do not satisfy certain tests of liquidity at the time of the shareholder resolution. The right of redemption lapses 30 days after publication of the minutes of the relevant general shareholders' meeting, unless, in the case of items (1) and (2) above, the resolution is subject to confirmation by preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30 day term is counted from the publication of the minutes of the special meeting.

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

   Preemptive Rights

     Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her shareholding. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is negotiable. Under our by-laws, our board of directors may decide not to extend preemptive rights to our shareholders or, under Law 10,303, to reduce the 30 days period for the exercise of preemptive rights, in each case with respect to any issuance of shares, debentures convertible into shares and warrants in the context of a public offering, subject to the limit on the number of shares that may be issued with the approval of the board without any additional shareholder approval. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, holders of preferred American depositary receipts will have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of preferred American depositary receipts will have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings, and for common shares only to the extent necessary to prevent dilution of their overall interest in us. In the event of a capital increase which would maintain or increase the proportion of capital represented by common shares, holders of common American depositary receipts will have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase which would reduce the proportion of capital represented by common shares, holders of common American depositary receipts will have preemptive rights to subscribe for preferred shares only to the extent necessary to prevent dilution of their overall interest in us.

   New Provisions in the Brazilian Corporation Law

     On October 31, 2001, Law 10,303, a legislative act modifying the Brazilian Corporation Law, was enacted. The main goal of Law 10,303 is to broaden the rights of minority shareholders.

     Law 10,303 could have a material impact on the shares represented by American depositary shares because it will, as of March 1, 2002:

          o obligate our controlling shareholder to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM.

          o require any acquiror of control to make a tender offer for our common shares at a price equal to 80% of the per share price paid for the controlling block of shares;

          o authorize us to redeem minority shareholders' shares if, after a tender offer, our controlling shareholder increases its participation in our total share capital to more than 95%.

          o entitle dissenting or, in certain cases, non-voting shareholders, to obtain redemption upon a decision to conduct a spin-off that results in (a) change of our corporate purpose,
               (b) a reduction in the mandatory dividend or (c) any participation in a group of companies (as defined by the Brazilian Corporation Law).

          o require that preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (i) priority in receipt of dividends, corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); or
               (ii) dividends 10% higher than those paid for common shares; or
               (iii) tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer of control. We may be required to amend our by-laws to contemplate one or ore of these advantages which may affect the holders of our preferred shares currently outstanding. No withdrawal rights will arise from such amendment if it is made before December 31, 2002.

          o entitle shareholders that are not a controlling shareholder but that together hold

               (i) preferred shares representing at least 10% of our total share capital or

               (ii) common shares representing at least 15% of our voting capital;

          o the right to appoint one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combined their holdings to appoint one member and an alternate to our board of directors. Until 2005, the board members that may be elected pursuant to (i) above or by the combined holdings of holders of preferred and common shares are to be chosen from a list of three names drawn up by the controlling shareholder. Any such members elected by the minority shareholders will have veto powers on the selection of our independent auditors.

          o require controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholders.

          o require us to send copies of the documentation we submit to our shareholders in connection with shareholders meetings to the stock exchanges on which our shares are most actively traded.

     We are required to adapt our by-laws to these provisions by March 1, 2003.

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

10.C.    Material Contracts

     None.

10.D.    Exchange Controls and Other Limitations Affecting Security Holders

     There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred class A shares or common shares into currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689 of January 26, 2000 of the National Monetary Council. Registration under Law No. 4,131 or Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction and defined by Brazilian tax laws (i.e. country that does not impose income tax or where the maximum income tax rate is lower than 20%).

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

     Under Resolution No. 2,689, a foreign investor must:

          o appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

          o    appoint an authorized custodian in Brazil for its investment,

          o    register as a foreign investor with the CVM, and

          o    register its foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition securities trading is restricted to transactions carried out on the Sao Paulo stock exchange or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

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

     The right to convert dividend payments and proceeds from the sale of our capital stock into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred class A shares or common shares represented by American depositary shares, or holders who have exchanged American depositary shares for preferred class A shares or common shares, from converting dividends, distributions or the proceeds from any sale of preferred class A shares or common shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of American depositary shares could adversely affect holders of American depositary receipts.

     The custodian will obtain a certificate of registration in the name of JPMorgan Chase Bank, the depositary. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred class A shares or common shares represented by American depositary shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges American depositary shares for preferred class A shares or common shares, the holder may continue to rely on the custodian's certificate of registration for only five business days after the exchange. After that, the holder must seek to register its investment directly with the Central Bank under Law No. 4,131 or Resolution No. 2,689. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred class A shares or common shares. The holder generally will be subject to less favorable Brazilian tax treatment than a holder of American depositary shares. See Item 10.E. Taxation--Brazilian Tax Considerations.

     There are two principal foreign exchange markets in Brazil:

          o    the commercial rate exchange market, and

          o    the floating rate exchange market.

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

     Under Brazilian law, whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged American depositary shares for underlying preferred class A shares or common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

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

     Holders of preferred class A shares, common shares, or American depositary shares should consult their own tax advisors to discuss the tax consequences of the purchase, ownership and disposition of preferred class A shares, common shares or American depositary shares, including, in particular, the effect of any state, local or other national tax laws.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may result in such a treaty. We cannot predict whether or when such a treaty will enter into force or how it will affect the U.S. holders, as defined below, of preferred class A shares, common shares, or American depositary shares.

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred class A shares, common shares, or American depositary shares to a holder who is not domiciled in Brazil for purposes of Brazilian taxation and, to a holder of preferred class A shares or common shares, who has registered his/her investment in preferred class A shares or common shares with the Central Bank as a U.S. dollar investment (in each case, a non-resident in Brazil holder). It is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect).

     Any change in such law may change the consequences we describe below. The following discussion summarizes the principal tax consequences applicable under current Brazilian law to non-Brazilian resident holders of preferred class A shares, common shares, or American depositary shares; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian resident holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in preferred class A shares, common shares, or American depositary shares.

     Taxation of Dividends. Dividends, including dividends paid in kind, paid by us (1) to the depositary in respect of the preferred class A shares or common shares underlying the American depositary shares or (2) to a non-Brazilian resident holder in respect of preferred class A shares or common shares will not be subject to Brazilian withholding income tax for distribution of profits earned as of January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to taxation at varying rates, except in case of stock dividends, which are not subject to withholding income tax in Brazil unless we redeem the stock within five years from such distribution or the non-Brazilian holder sells the stock in Brazil within this five-year period.

     Since January 1, 1996, Brazilian corporations may attribute interest on shareholders' equity, which they may pay in cash. They base the calculation on shareholders' equity as stated in the statutory accounting records. The interest rate applied may not exceed the TJLP as determined by the Brazilian Central Bank from time to time (in 2001 the annual rate was approximately 9.5%). Also, the amount paid may not be higher than the greater of (1) 50% of net income (after the deduction of the provision of social contribution on net profits but before taking into account such payment of interest and the provision of corporate income tax) for the relevant period or (2) 50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which the payment is made.

     The amount of interest attributed to shareholders is deductible for corporate income tax and social contribution on net profit purposes. Therefore, the benefit to us, as opposed to making a dividend payment, is a reduction in our corporate taxes charge equivalent to 34% of such amount. Subject to certain limitations, income tax is withheld from the shareholders on interest payments at the rate of 15%, except if the beneficiary is located in a tax haven jurisdiction, in which case the applicable rate is 25%. As defined by Brazilian law, a tax haven jurisdiction is a country that does not impose taxes on income or where the maximum income tax is lower than 20%

     Taxation of Gains. Regarding this issue, for purposes of Brazilian taxation, two types of non-Brazilian residents should be considered: (1) non-Brazilian holders that are not resident or domiciled in tax haven jurisdictions, which are registered before the Central Bank and the CVM to invest in Brazil in accordance with Resolution 2,689 or are holders of American depositary shares; and (2) other non-Brazilian holders, which include any and all non-residents in Brazil who invest in the country through any other means and all type of investors that are located in a tax haven jurisdiction. The investors identified in item (1) are subject to a favorable tax treatment, as described below.

     Gains realized outside Brazil by a non-Brazilian resident holder on the disposition of American depositary shares to another non-Brazilian resident holder are not subject to Brazilian tax.

     The deposit of preferred class A shares or common shares in exchange for American depositary shares is not subject to Brazilian income tax if the preferred class A shares or common shares are registered under Resolution 2,689 and the respective holder is not located in a tax haven jurisdiction. If the preferred class A shares or common shares are not registered or if they are registered but the respective holder is located in a tax haven jurisdiction, the deposit of preferred class A shares or common shares in exchange for American depositary shares may be subject to Brazilian capital gains tax at the rate of 15%. The withdrawal of preferred class A shares or common shares in exchange for American depositary shares is not subject to Brazilian income tax. On receipt of the underlying preferred class A shares or common shares, a non-Brazilian resident holder, registered under Resolution 2,689 may register the U.S. dollar value of such shares with the Central Bank as described below under --Registered Capital.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred class A shares or common shares that occur abroad to a non-Brazilian resident. Non-Brazilian resident holders are subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred class A shares or common shares that occur in Brazil or with a resident of Brazil, other than Brazilian stock, future and commodities exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to the preferred class A shares or common shares, the difference between the amount received and the amount of foreign currency registered with the Central Bank, translated into reais at the commercial market rate on the date of the redemption or liquidation distribution, will be also subject to income tax at a rate of 15%, once such transactions are treated as a sale or exchange carried out outside of the Brazilian stock, future commodities exchange.

     Gains realized arising from transactions on a Brazilian stock, future or commodities exchange, by an investor under Resolution 2,689 and not located in a tax haven jurisdiction are exempt from income tax. As of January 1, 2000, the preferential treatment under Resolution 2,689 is no longer applicable if the non-Brazilian holder of the American depositary shares or preferred class A shares or common shares is resident in a tax haven jurisdiction in accordance with Law 9,959 of January 27, 2000. As a consequence, gains realized on transactions performed by such holder on Brazilian stock, futures or commodities exchange are subject to income tax at a rate of 20%,.

     Therefore, non-Brazilian resident holders are subject to income tax imposed at a rate of 20%, on gains realized on sales or exchanges in the spot market in Brazil of preferred class A shares or common shares that occur on a Brazilian stock exchange unless such sale is made by a non-Brazilian holder who is not resident in a tax haven jurisdiction and (1) such sale is made within five business days of the withdrawal of such common shares in exchange for American depositary shares and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution 2,689 by registered non-Brazilian holders who obtain registration with the Brazilian securities commission.

     The gain realized as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that does not occur on a Brazilian stock exchange will be calculated based on the foreign currency amount registered with the Central Bank. It is possible that the current preferential treatment for holders of American depositary receipts and non-Brazilian holders of common shares under Resolution 2,689 will not continue in the future.

     Any exercise of preemptive rights relating to the preferred class A shares or common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred class A shares or common shares by the depositary that occurs abroad among non-residents will not be subject to Brazilian taxation. In case such sale or assignment is made to a Brazilian party, any gain on the transaction will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred class A shares or common shares, unless such sale or assignment is performed within Brazilian stock exchanges and by an investor under Resolution 2,689 who is not a resident in a tax haven jurisdiction, in which the gains are exempt from income tax.

     Taxation of Foreign Exchange Transactions (IOF/Cambio). Pursuant to Decree 2,219 of May 2, 1997, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in preferred shares or the American depositary shares and those under Resolution 2,689) and the conversion into foreign currency of proceeds received by a non-Brazilian resident holder are subject to a tax on exchange transactions known as IOF/Cambio, which is currently zero for the transaction under analysis. However, according to Law 8,894/94, the IOF/Cambio rate may be increased at any time to a maximum of 25% by a decision of the Minister of Finance, but only in relation to future exchange transactions.

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

     Tax on Bank Accounts (CPMF). As a general rule, CPMF is imposed on any debit to bank accounts, at a current rate of 0.38%. Although CPMF is set to expire on June, 2002, the Brazilian government is discussing the possibility of extending this period or converting this tax into a permanent tax.

     Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred class A shares or common shares or American depositary shares by a non-Brazilian holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil within such state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred class A or common shares of American depositary shares.

     Registered Capital. The amount of an investment in preferred class A shares or common shares held by a non-Brazilian resident holder who obtains registration under Resolution 2,689, or by the Depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as Registered Capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such preferred class A shares or common shares.

     The registered capital for each preferred class A share or common share purchased in the form of an American depositary shares, or purchased in Brazil, and deposited with the depositary in exchange for an American depositary share, will be equal to its purchase price (in U.S. dollars) to the purchaser.

     The registered capital for a preferred class A share or common shares that is withdrawn upon surrender of an American depositary share will be the U.S. dollar equivalent of:

     (1) the average price of a preferred class A share or common shares on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or

     (2) if no preferred class A shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred class A shares or common shares were sold in the fifteen trading sessions immediately preceding such withdrawal.

     The U.S. dollar value of the preferred class A shares or common shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of preferred class A shares or common shares is determined under clause (2) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the preferred class A shares or common shares).

     A non-Brazilian resident holder of preferred class A shares or common shares may experience delays in completing such registration which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     This discussion only applies to U.S. holders, as defined below, who hold their preferred class A shares or common shares or American depositary shares as capital assets. This discussion does not describe all of the tax consequences that may be relevant in light of a holder's particular circumstances or to holders subject to special rules, such as:

          o    certain financial institutions,

          o    insurance companies,

          o    dealers or traders in securities or foreign currencies,

          o persons holding preferred class A shares, common shares or American depositary shares as part of a hedge, straddle, conversion or other integrated transaction,

          o    holders whose functional currency is not the U.S. dollar,

          o partnerships or other entities classified as partnerships for U.S. federal income tax purposes,

          o    persons subject to the alternative minimum tax, or

          o persons owning, actually or constructively, 10% or more of our voting shares.

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

     As used herein, the term "United States holder" means a beneficial owner of preferred class A shares, common shares, or American depositary shares that is for U.S. federal income tax purposes:

          o    a citizen or resident alien individual of the United States,

          o a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or

          o an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     The term United States holder also includes certain former citizens of the United States.

     In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing American depositary shares will be treated as the beneficial owners of the preferred class A shares or common shares represented by those American depositary shares. Deposits and withdrawals of preferred class A shares or common shares by holders in exchange for American depositary shares will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Taxation of Dividends. Subject to the discussion under --Passive Foreign Investment Company Rules below, distributions paid on American depositary shares, preferred class A shares or common shares, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, out of our current or accumulated earnings and profits, as determined for U.S. federal tax purposes, before reduction for any Brazilian income tax withheld by us, will be taxable to you as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to corporations.

     You will be required to include dividends paid in reais in income in an amount equal to their U.S. dollar value calculated by reference to an exchange rate in effect on the date such items are received. If you hold American depositary shares, you will be considered to receive a dividend when the dividend is received by the depositary.

     Subject to generally applicable limitations and restrictions, you will be entitled to a credit against your United States federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Brazilian income taxes withheld by us. You must satisfy minimum holding period requirements to be eligible to claim a foreign tax credit for Brazilian taxes withheld on dividends. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. For this purpose dividends paid by us on our shares will generally constitute "passive income." The U.S. Treasury has expressed concerns that parties to whom depositary receipts such as the American depositary receipts are released may be taking actions that are inconsistent with the claiming of foreign tax credits by United States holders of such depositary receipts. Accordingly, the creditability of Brazilian taxes described above could be affected by actions that may be taken by the U.S. Treasury.

     Taxation of Capital Gains. Subject to the discussion under --Passive Foreign Investment Company Rules below, upon a sale or exchange of preferred class A shares, common shares or American depositary shares, you will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the preferred class A shares, common shares or American depositary shares. This gain or loss will be long-term capital gain or loss if your holding period in the American depositary shares or ordinary shares exceeds one year. Any gain or loss will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of American depositary shares or common shares, and you do not receive significant foreign source income from other sources you may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. You should consult your own tax advisor regarding the application of the foreign tax credit rules to your investment in, and disposition of, preferred shares or common shares

     If a Brazilian tax is withheld on the sale or disposition of shares, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See --Brazilian Tax Considerations--Taxation of Gains.

     Passive Foreign Investment Company Rules

     We believe that we will not be considered a passive foreign investment company for U.S. federal income tax purposes. Passive foreign investment company status depends on a foreign company not earning more than a permitted amount of gross income that is considered "passive income" and not holding more than a permitted percentage of assets, determined by value, that produce or are held to produce passive income. For these purposes, a company is treated as earning and holding its pro rata share of the income and assets of any corporation in which it owns, directly or indirectly, 25% of the stock, by value. Since this test depends on the composition of a company's income and assets, and market value of those assets, from time to time, and it is unclear whether certain of our income and assets would be associated with "commodities transactions" that would not be considered "qualified active sales," there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we were treated as a passive foreign investment company for any taxable year during which a U.S. Holder held an American depositary share, preferred Class A share or common share, certain adverse consequences could apply to the U.S. holder.

     If we are treated as a passive foreign investment company for any taxable year and a U.S. holder does not make the mark to market election described below, gain recognized by such U.S. holder on a sale or other disposition of the American depositary shares of preferred Class A shares or common shares would be allocated ratably over the U.S. holder's holding period for the American depositary shares, preferred Class A shares or common shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of American depositary shares, preferred Class A shares or common shares in excess of 125 percent of the average of the annual distributions on American depositary shared or common shares received by the U.S. holder during the preceding three years or the U.S. holder's holding period, whichever is shorter, would be subject to taxation and an interest charge in the manner described above.

     If we are treated as a passive foreign investment company and the preferred Class A shares or common shares or American depositary shares are regularly traded on a "qualified exchange," a U.S. holder may make a mark-to-market election. A "qualified exchange' includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The IRS has not yet identified specific foreign exchanges that are "qualified" for this purpose. The New York Stock Exchange, on which the American depositary shares are expected to be traded, is a qualified exchange for U.S. federal income tax purposes.

     A U.S. holder that makes the election generally will include each year as ordinary income the excess, if any, of the fair market value of the American depositary shares, preferred Class A shares or common shares at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the American depositary shares, preferred Class A shares or common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The basis of a U.S. holder that makes the election in the American depositary shares, preferred Class A shares or common shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of American depositary shares, preferred Class A shares or common shares will be treated as ordinary income.

     If a U.S. holder owns shares or American depositary shares, preferred Class A shares or common shares during a year in which we are considered a passive foreign investment company, the U.S. holder must file Internal Revenue Service Form 8621.

     Prospective U.S. holders are urged to consult their tax advisers concerning the consequences to them if we were considered to be a passive foreign investment company.

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

10.F.    Dividends and Paying Agents

     For detailed information regarding dividend entitlement and distribution, see Item 8.A.8. Dividend Distributions and Item 10.B. Memorandum and Articles of Association--Mandatory Dividend,--Dividend Preference of Preferred Shares and--Payments on Shareholders' Equity.

     The depositary is JPMorgan Chase Bank, which has its principal office located in New York, New York. JPMorgan Chase Bank is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

10.G.    Statement by Experts

     Our consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 have been included in this annual report in reliance upon the report of PricewaterhouseCoopers Auditores Independentes, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of Vale Overseas as of December 31, 2001 have been included in this annual report in reliance upon the report of PricewaterhousCoopers Auditores Independentes, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of certain of our subsidiaries and affiliates, not separately included in this annual report, have been audited by various independent accountants other than PricewaterhouseCoopers Auditores Independentes. The companies and periods covered by these audits are indicated in the individual accountants' reports appearing in this annual report. These financial statements, to the extent they have been included in our consolidated financial statements, have been included in reliance on the reports of the various independent accountants given on the authority of said firms as experts in auditing and accounting.

     We have engaged AMEC Engineering and Construction Services, or AMEC (formerly MRDI), experts in geology, mining and ore reserve determination, to perform an audit of our estimates of proven and probable reserves and mine life at December 31, 2001. The estimates of proven and probable reserves and mine life as presented herein have been audited and verified by AMEC, which has indicated that our proven and probable reserves have been estimated in accordance with good engineering practices, using current reasonable cost estimates. Reserves classified as "other mineral deposits" have not been audited by AMEC.

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

                                                      At December 31,
                                          -------------------------------------
                                                2000                 2001
                                          ----------------    -----------------
                                        (in millions of US$, except percentages)
Floating rate debt
  Real-denominated.....................   US$  167    8.3%    US$  116     5.5%
  Foreign currency denominated.........      1,070   52.9        1.234    58.7
Fixed rate debt
   Real-denominated....................         --     --            4     0.2
   Foreign currency denominated........        783   38.8          748    35.6
                                          --------   ----     --------    ----
Total..................................   US$2,020    100%    US$2.102     100%
                                          ========   ====     ========    ====

     The table below provides information about our debt obligations as of December 31, 2001, which are sensitive to changes in interest rates and exchange rates. The table presents the principal cash flows and related weighted-average interest rates of these obligations by expected maturity date. Weighted-average variable interest rates are based on the applicable reference rate (LIBOR or TJLP) at December 31, 2001. The debt obligations' actual cash flows are denominated in U.S. dollars or Brazilian reais, as indicated.

                                                                                                    Fair
                                                                                                    Value      Fair
                                                                                                    Cash       Value
                                                                                                   Flow at   Accounting
                                                                                    to             December   December
                                       Rate        2003    2004    2005    2006    2012    Total   31, 2001   31, 2001
                                     --------     ------  ------  ------  ------  ------  -------  --------  ----------
U.S. dollar-denominated:
Fixed rate
 Bonds..........................       9.375%      $209    $  0    $  0    $  0    $  0   $  209   $  209     $  175
 Bonds..........................       10.00%         0     317       0       0       0      317      317        256
 Loan...........................     up to 7%        13      21      23      25     106      188      188        211
 Loan...........................     over 7%         16      16      36      12      36      116      116        106
                                                   ----    ----    ----    ----    ----   ------   ------     ------
                                                    238     354      59      37     142      830      830        748
Floating rate
 Loan...........................     up to 7%       325     312     141      90     124      992      992      1,135
 Loan...........................     over 7%         73       6       5       5       0       89       89         99
                                                   ----    ----    ----    ----    ----   ------   ------     ------
                                                    398     318     146      95     124    1,081    1,081      1,234
                                                   ----    ----    ----    ----    ----   ------   ------     ------
Subtotal........................                   $636    $672    $205    $132    $266   $1,911   $1,911     $1,982
                                                   ----    ----    ----    ----    ----   ------   ------     ------
Real-denominated:
Fixed rate
   Loan up to 7%................                      0       0       0       0       3        3        3          3
   Loan over 7%.................                      0       1       0       0       0        1        1          1
                                                   ----    ----    ----    ----    ----   ------   ------     ------
                                                      0       1       0       0       3        4        4          4
Floating rate
 Loan...........................     up to 7%        12      12       4       0       0       28       28         39
 Loan...........................     over 7%         32       4       4       2       3       45       45         77
                                                   ----    ----    ----    ----    ----   ------   ------     ------
                                                   $ 44    $ 16    $  8    $  2    $  3   $   73   $   73     $  116
Subtotal........................                   $ 44    $ 17    $  8    $  2    $  6   $   77   $   77     $  120
                                                   ----    ----    ----    ----    ----   ------   ------     ------
Total...........................                   $680    $689    $213    $134    $272   $1,988   $1,988     $2,102
                                                   ----    ----    ----    ----    ----   ------   ------     ------

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

         The table below sets forth certain information with respect to our interest rate derivatives portfolio at December 31, 2000 and 2001:

                                            At December 31, 2000                 At December 31, 2001
                                     -------------------------------   ----------------------------------------
                                     Notional             Unrealized   Notional            Unrealized   Final
               Type                   Value   Rate Range gain (loss)    Value   Rate Range gain (loss) maturity
-------------------------------      -------- ---------- -----------   -------- ---------- ----------- --------
                                                        (In millions of US$, except rate ranges)
Cap............................       $1,200     5-8%         $ 3        $1,375   5.8%         $  2    12/2004
Floor..........................          850     5-6.5         (7)        1,000   5-6.5         (28)   12/2004
Swap...........................          125     5.5-7.5       (4)          125   5.5-7.5       (10)   10/2007
                                                             ----                              ----
                                                              $(8)                             $(36)
                                                              ===                              ====

     The unrealized loss in the amount of US$36 million represents the amount payable if all transactions had been settled on December 31, 2001.

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

     The table below sets forth certain information with respect to our exchange rate derivatives portfolio at December 31, 2000 and 2001. These derivatives are structured forwards that we have purchased, which will require us to purchase foreign currencies as specified below:

                                 At December 31, 2000                 At December 31, 2001
                          ----------------------------------   ----------------------------------------
                          Notional               Unrealized    Notional              Unrealized   Final
                           Value     Rate Range  gain (loss)    Value    Rate Range  gain (loss) maturity
                          -------- ------------- -----------   -------- ------------ ----------- --------
                                             (In millions of US$, except rate ranges)
Yen purchased.........    $    15  yen70-110      $   (2)      $    5   yen70-110     $  (2)   4/2005
                                   per US$                              per US$
Euro purchased.........        12  US$1.10-1.30       (2)           8   US$ 1.10-1.30    (2)   4/2005
                                   per US$        ------                per US$       -----
                                                  $   (4)                             $  (4)
                                                  ======                              =====

     The unrealized losses in the amounts of US$4 million and US$4 million represent the amounts payable if all transactions had been settled on December 31, 2000 and December 31, 2001, respectively.

Commodity Price Risk

     We are also exposed to various market risks relating to the volatility of world market prices for:

          o iron ore, which represented 62.9% of our 2001 consolidated revenues,

          o aluminum, which represented 6.9% of our 2001 consolidated revenues, and

          o    gold, which represented 3.4% of our 2001 consolidated revenues.

     We do not enter into derivatives transactions to hedge our iron ore exposure. See Item 5.D. Trend Information--Prices.

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

     The table below sets forth certain information with respect to Albras's derivatives portfolio at December 31, 2001 and 2000. We have a 51% voting capital interest and a 51% total capital interest in Albras.

                                               At December 31, 2000                    At December 31, 2001
                                    -------------------------------------    ------------------------------------------
                                                              Unrealized                           Unrealized
                                     Notional                    gain        Notional    Price       gain       Final
               Type                   Value     Price Range     (loss)        Value       Range      (loss)    maturity
-------------------------------     ---------  -------------  ----------    ---------  ----------  ----------  --------
                                                                  (In                                 (In
                                    (Tons of                    millions     (Tons of  (US$ per     millions
                                    aluminum)  (US$ per ton)     of US$)     aluminum)    ton)       of US$)
Puts purchased                         42,000   1,400-1,000    $    2.0       80,000   1,400-1600    $  9.5    12/2001
Forwards sold                          67,189   1,500-1,700        (1.4)      57,000   1,400-1600       7.7    12/2006
Calls sold                            123,000   1,500-1,700        (5.5)      56,000   1,600-1800      (0.9)   03/2002
Other instruments                          --            --          --      132,000          --       (2.7)
                                                               --------                              ------
                                                               $   (4.9)                             $ 13.6
                                                               ========                              ======

         The table below sets forth certain information with respect to Alunorte's derivatives portfolio of December 31, 2001 and 2000. We have a 50.3% voting capital interest and a 49.3% total capital interest in Alunorte.

                                               At December 31, 2000                    At December 31, 2001
                                    -------------------------------------    ------------------------------------------
                                                              Unrealized                           Unrealized
                                     Notional                    gain        Notional    Price       gain       Final
               Type                   Value     Price Range     (loss)        Value       Range      (loss)    maturity
-------------------------------     ---------  -------------  ----------    ---------  ----------  ----------  --------
                                                                  (In                                 (In
                                    (Tons of                    millions     (Tons of  (US$ per     millions
                                    aluminum)  (US$ per ton)     of US$)     aluminum)    ton)       of US$)
Puts purchased                         96,000   1,400-1,600    $    3.8       15,000   1,400-1,600  $    2.4   12/2002
Forwards sold                          51,000   1,600-1,800        (0.3)      26,000   1,400-1,600       4.4   12/2002
Calls sold                            157,500   1,500-1,700        (5.1)      23,000   1,600-1,800        --   12/2002
Other instruments                      36,000                       0.2       74,000                    (1.6)  10/2003
                                                               --------                             --------
                                                               $   (1.4)                            $    5.2
                                                               ========                             ========

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

                                                   At December 31, 2000
                                                 --------------------------
                                                                Unrealized
                               Quantity          Price Range    gain (loss)     Final maturity
                               --------          -----------    -----------     --------------
                                                               (in millions
                                 (oz.)           (US$ per oz.)    of US$)
Puts purchased................  479,500            300-375      US$    13          12/2005
Calls sold....................  999,800            308-375             (5)         12/2005
Other instruments.............   30,000                                 1          11/2005
                                                                ---------
                                                                US$     9
                                                                =========

     The unrealized gain in the amount of US$8 million represents the amount receivable if all transactions had been settled on December 31, 2001.

     The table below sets forth certain information with respect to our gold derivatives portfolio at December 31, 2001.

                                        At December 31, 2001
                                     --------------------------
                                                    Unrealized
         Type            Quantity    Price Range    gain (loss)   Final maturity
---------------------    --------    -----------    -----------   -------------
                                      (US$ per     (in millions
                           (oz.)         oz.)         of US$)
Puts purchased........   422,000     270-340        US$    11     12/2005
Calls sold............   718,000     308-366              (3)     12/2005
Other Instruments.....    25,000                          --      11/2005
                                                    --------
                                                    US$    8
                                                    ========

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

PART III

Item 18. Financial Statements

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements of CVRD.......................   F-1
Report of PricewaterhouseCoopers Auditores Independentes
    dated March 28, 2002 regarding CVRD for the three years ended
    December 31, 2001, 2000 and 1999.....................................   F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000.............   F-3
Consolidated Statements of Income for the three years ended
    December 31, 2001, 2000 and 1999.....................................   F-5
Consolidated Statements of Cash Flows for the three years ended
    December 31, 2001, 2000 and 1999.....................................   F-6
Consolidated Statements of Changes in Stockholders' Equity for
    the three years ended December 31, 2001, 2000 and 1999...............   F-7
Notes to Consolidated Financial Statements...............................   F-8
Index to Financial Statements of Vale Overseas...........................  F-41
Report of PricewaterhouseCoopers Auditores Independentes
    dated March 26, 2002 regarding Vale Overseas for the year
    ended December 31, 2001..............................................  F-42
Balance Sheet as of December 31, 2001....................................  F-43
Notes to Balance Sheet...................................................  F-44

           INDEX TO AUDIT REPORTS FROM INDEPENDENT ACCOUNTANTS LISTED
              IN NOTE 20 TO OUR CONSOLIDATED FINANCIAL STATEMENTS

Index to Audit Reports...................................................   B-1

Report of Deloitte Touche Tohmatsu dated January 24, 2002 with respect to the financial statements of Albras for the three years
    ended December 31, 2001, 2000 and 1999...............................   B-3

Report of Deloitte Touche Tohmatsu dated January 24, 2002 with respect to the financial statements of Alunorte for the three
    years ended December 31, 2001, 2000 and 1999.........................   B-4

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to the financial statements of Aluvale for the three
    years ended December 31, 2001, 2000 and 1999.........................   B-5

Report of KPMG LLP dated February 6, 2001 with respect to the financial statements of Bahia Sul Celulose S.A. for the two years ended
    December 31, 2000 and 1999...........................................   B-6

Report of KPMG LLP dated January 21, 2002 with respect to the financial statements of CSI for the three years ended December 31, 2001, 2000
    and 1999.............................................................   B-7

Reports of Deloitte Touche Tomahtsu dated January 25, 2002 and January 21,
    2000 with respect to the financial statements of Cenibra for the
    three years ended December 31, 2001, 2000 and 1999...................   B-8

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to the financial statements of Docenave for the three years ended
    December 31, 2001, 2000 and 1999.....................................  B-11

Reports of Deloitte Touche Tohmatsu dated January 25, 2002 and February
    18, 2000 with respect to the financial statements of Docepar for the two years ended December 31, 2001, 2000 and 1999.....................  B-12

Report of Arthur Andersen S/C dated January 24, 2002 with respect to the financial statements of Hispanobras for the three years ended
    December 31, 2001, 2000 and 1999.....................................  B-14

Report of Arthur Andersen S/C dated January 24, 2002 with respect to the financial statements of Itabrasco for the three years ended December
    31, 2001, 2000 and 1999 .............................................  B-15

Report of Deloitte Touche Tohmatsu dated January 18, 2002 with respect to the financial statements of Kobrasco for the two years ended December
    31, 2001 and 2000 ...................................................  B-16

Report of Arthur Andersen S/C dated January 25, 2002 with respect to the financial statements of MRN for the three years ended December
    31, 2001, 2000 and 1999 .............................................  B-17

Report of Deloitte Touche Tohmatsu dated January 18, 2002 with respect to the financial statements of Nibrasco for the three years ended
    December 31, 2001, 2000 and 1999 ....................................  B-18

Report of KPMG Auditores Independentes dated January 17, 2002 with respect to the financial statements of Valesul for the three years ended December 31, 2001, 2000 and 1999 ..............................  B-19

Reports of Deloitte Touche Tohmatsu dated January 30, 2002 and
    February 2, 2001 with respect to financial statements of Terminal
    Vila Velha S.A for the three years ended December 31, 2001, 2000, and 1999 (English Version) ..........................................  B-20

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to financial statements of Nova Era Silicon S.A. for the two years ended December 31, 2001 and 2000 (English Version) ..................  B-22

Report of Trevisan dated January 18, 2000 with respect to financial statements of Nova Era Silicon S.A. for the two years ended
    December 31, 1999 and 1998 (English Version) ........................  B-24

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to financial statements of Celmar S.A.-Industria de Celulose e
    Papel for the two years ended December 31, 2001 and 2000 (English
    Version) ............................................................  B-26

Report of Deloitte Touche Tohmatsu dated February 15, 2002 with respect to financial statements of SIBRA Eletrosiderurgica
    Brasileira S.A. for the two years ended December 31, 2001 and 2000 ..  B-27

Item 19. Exhibits

         We file the following documents as part of this annual report:


Exhibit Number
--------------
1                Instrument corresponding to Articles of Incorporation and
                  By-laws, as revised on May 20, 2002 (English translation).

8                List of Subsidiaries.

10.1 Consent of PricewaterhouseCoopers Auditores Independentes for the three years ended December 31, 2001, 2000 and 1999
                 (CVRD).

10.2 Consent of PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2001 (Vale Overseas)

10.3 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Albras).

10.4 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Alunorte).

10.5 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Aluvale).

10.6 Consent of KPMG Auditores Independentes for the two years ended December 31, 2000 and 1999 (Bahia Sul).

10.7 Consent of KPMG LLP for the three years ended December 31, 2001, 2000 and 1999 (CSI).

10.8 Consents of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Cenibra).

10.9 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Docenave).

10.10 Consents of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Docepar).

10.11 Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 and 2000 (Kobrasco).

10.12 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Nibrasco).

10.13 Consent of KPMG Auditores Independentes for the three years ended December 31, 2001, 2000, and 1999 (Valesul).

10.14 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (CSN).

10.15 Consents of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999. (Terminal Vila Velha S.A.).

10.16 Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 and 2000. (Nova Era Silicon S.A.).

10.17            Consent of Trevisan for the year ended December 31, 1999.
                 (Nova Era Silicon S.A.).

10.18 Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 and 2000. (Celmar S.A.-Industria de Celulose e Papel).

10.19 Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 and 2000. (SIBRA Eletrosiderurgica Brasileira S.A.).

10.20            Consent of AMEC Engineering and Construction Services.

10.21            Letter from CVRD regarding auditing by Arthur Andersen

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           COMPANHIA VALE DO RIO DOCE


                                           By: /s/ Gabriel Stoliar
                                               ---------------------------------
                                               Name:  Gabriel Stoliar
                                               Title: Director



                                           By: /s/ Antonio Miguel Marques
                                               ---------------------------------
                                               Name:  Antonio Miguel Marques
                                               Title: Director


                                           VALE OVERSEAS LIMITED


                                           By: /s/ Gabriel Stoliar
                                               ---------------------------------
                                               Name:  Gabriel Stoliar
                                               Title: Director



                                           By: /s/ Francisco Rohan de Lima
                                               ---------------------------------
                                               Name:  Francisco Rohan de Lima
                                               Title: Director



Date: June 28, 2002

                           COMPANHIA VALE DO RIO DOCE
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----
Report of PricewaterhouseCoopers Auditores Independentes.................. F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000.............. F-3

Consolidated Statements of Income for the three years
  ended December 31, 2001, 2000 and 1999.................................. F-5

Consolidated Statements of Cash Flows for the three years
  ended December 31, 2001, 2000 and 1999.................................. F-6

Consolidated Statements of Changes in Stockholders' Equity for
  the three years ended December 31, 2001, 2000 and 1999.................. F-7

Notes to the Consolidated Financial Information........................... F-8

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investments in which total US$441 million and US$1,188 million at December 31, 2001 and 2000, respectively, and equity in earnings of US$53 million, US$213 million and US$42 million for 2001, 2000 and 1999, respectively. Also, we did not audit the financial statements of the majority-owned shipping and ferrous alloys subsidiaries as at and for the years ended December 31, 2001, 2000 and 1999, which statements reflect total assets of US$500 million and US$584 million at December 31, 2001 and 2000, respectively, and total revenues of US$407 million, US$480 million and US$177 million for 2001, 2000 and 1999, respectively. The financial statements of these affiliates and subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts for these affiliates and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers
Auditores Independentes


Rio de Janeiro, Brazil
March 28, 2002

Consolidated Balance Sheets
Expressed in millions of United States dollars

                                                                           As of December 31
                                                                   -------------------------
                                                                         2001           2000
                                                                   ----------     ----------
Assets

Current assets

     Cash and cash equivalents ................................         1,117          1,211
     Accounts receivable
        Related parties .......................................           106            125
        Unrelated parties .....................................           443            365
     Loans and advances to related parties ....................           160            121
     Inventories ..............................................           323            306
     Deferred income tax ......................................           265             89
     Others ...................................................           224            285
                                                                   ----------     ----------
                                                                        2,638          2,502
                                                                   ----------     ----------


Property, plant and equipment, net ............................         3,813          3,955

Investments in affiliated companies and
     joint ventures and other investments .....................         1,227          1,816
Provision for losses on equity investments ....................            (9)           (21)

Other assets
     Goodwill on acquisition of consolidated subsidiaries .....           540            175
     Loans and advances
        Related parties .......................................           555            704
        Unrelated parties .....................................           100             52
     Unrecognized pension obligation ..........................            14            125
     Prepaid pension cost .....................................            99              -
     Deferred income tax ......................................           227            255
     Judicial deposits ........................................           235            173
     Unrealized gain on derivative instruments ................             7              -
     Others ...................................................            76             59
                                                                   ----------     ----------

                                                                        1,853          1,543
                                                                   ----------     ----------

TOTAL .........................................................         9,522          9,795
                                                                   ==========     ==========

Consolidated Balance Sheets
Expressed in millions of United States dollars                      (Continued)

                                                                                                   As of December 31
                                                                                           -------------------------
                                                                                                 2001           2000
                                                                                           ----------     ----------
Liabilities and stockholders' equity

Current liabilities
   Suppliers ..........................................................................           296            321
   Payroll and related charges ........................................................            85             51
   Interest attributed to stockholders ................................................           340            657
   Current portion of long-term debt
      Related parties .................................................................            22             30
      Unrelated parties ...............................................................           274            250
   Short-term debt ....................................................................           589            465
   Loans from related parties .........................................................           168            152
   Others .............................................................................           147            210
                                                                                           ----------     ----------
                                                                                                1,921          2,136
                                                                                           ----------     ----------

Long-term liabilities
   Employees postretirement benefits ..................................................           187            591
   Long-term debt
      Related parties .................................................................           156            128
      Unrelated parties ...............................................................         2,014          1,892
   Loans from related parties .........................................................            21             21
   Provisions for contingencies (Note 15) .............................................           452            338
   Unrealized loss on derivative instruments ..........................................            40              -
   Others .............................................................................            86            111
                                                                                           ----------     ----------
                                                                                                2,956          3,081
                                                                                           ----------     ----------
Minority interests ....................................................................             5              9
                                                                                           ----------     ----------

Stockholders' equity
   Preferred class A stock - 600,000,000
      no-par-value shares authorized and 138,575,913 issued ...........................           820            709
   Common stock - 300,000,000 no-par-value
      shares authorized and 249,983,143 issued ........................................         1,479          1,279
   Treasury stock - 91 (2000 - 3,659,311) preferred and 4,715,170 common shares .......           (88)           (61)
   Additional paid-in capital .........................................................           498            498
   Other cumulative comprehensive income ..............................................        (3,465)        (3,040)
   Appropriated retained earnings .....................................................         3,212          3,537
   Unappropriated retained earnings ...................................................         2,184          1,647
                                                                                           ----------     ----------
                                                                                                4,640          4,569
                                                                                           ----------     ----------
TOTAL .................................................................................         9,522          9,795
                                                                                           ==========     ==========

                See notes to consolidated financial information.

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

                                                                                           Year ended December 31
                                                                         ----------------------------------------
                                                                               2001           2000           1999
                                                                         ----------     ----------     ----------
Operating revenues, net of discounts, returns and allowances
   Sales of ores and metals
      Iron ore and pellets ..........................................         2,600          2,177          1,694
      Gold ..........................................................           139            156            155
      Others ........................................................           426            412            175
                                                                         ----------     ----------     ----------
                                                                              3,165          2,745          2,024
   Revenues from transportation services ............................           608            760            642
   Aluminum products ................................................           284            362            363
   Other products and services ......................................            75            202            128
                                                                         ----------     ----------     ----------
                                                                              4,132          4,069          3,157
   Value-added tax ..................................................          (142)          (134)           (81)
                                                                         ----------     ----------     ----------
   Net operating revenues ...........................................         3,990          3,935          3,076
                                                                         ----------     ----------     ----------
Operating costs and expenses
   Cost of ores and metals sold .....................................        (1,605)        (1,423)          (996)
   Cost of transportation services ..................................          (378)          (481)          (368)
   Cost of aluminum products ........................................          (269)          (334)          (323)
   Others ...........................................................           (75)          (191)          (119)
                                                                         ----------     ----------     ----------
                                                                             (2,327)        (2,429)        (1,806)
   Selling, general and administrative expenses .....................          (241)          (225)          (138)
   Research and development .........................................           (43)           (48)           (27)
   Employee profit sharing plan .....................................           (38)           (29)           (24)
   Others ...........................................................          (412)          (278)          (165)
                                                                         ----------     ----------     ----------
                                                                             (3,061)        (3,009)        (2,160)
                                                                         ----------     ----------     ----------
Operating income ....................................................           929            926            916
                                                                         ----------     ----------     ----------
Non-operating income (expenses)
   Financial income .................................................           135            208            200
   Financial expenses ...............................................          (335)          (315)          (233)
   Foreign exchange and monetary losses, net ........................          (393)          (142)          (213)
   Gain on sale of investments ......................................           784             54              -
                                                                         ----------     ----------     ----------
                                                                                191           (195)          (246)
                                                                         ----------     ----------     ----------
Income before income taxes, equity results and minority interests ...         1,120            731            670
                                                                         ----------     ----------     ----------
Income taxes
   Current ..........................................................            46            (10)             -
   Deferred .........................................................           172             42            (33)
                                                                         ----------     ----------     ----------
                                                                                218             32            (33)
                                                                         ----------     ----------     ----------

Equity in results of affiliates and joint ventures ..................           (49)           260             41
Change in provision for losses on equity investments ................            (4)            62           (268)
Minority interests ..................................................             2              1              2
                                                                         ----------     ----------     ----------
Net income ..........................................................         1,287          1,086            412
                                                                         ==========     ==========     ==========
Basic earnings per Common and Preferred Class A Share ...............          3.34           2.82           1.07
                                                                         ----------     ----------     ----------
Weighted average number of shares outstanding (thousands of shares)
   Common shares ....................................................       249,864        249,983        249,983
   Preferred Class A shares .........................................       135,042        134,917        134,917

                See notes to consolidated financial information.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars
(Unaudited)

                                                                                                     Year ended December 31
                                                                                         ----------------------------------
                                                                                             2001         2000         1999
                                                                                         --------     --------     --------
Cash flows from operating activities:
  Net income ........................................................................       1,287        1,086          412
  Adjustments to reconcile net income with cash provided by operating activities:
    Depreciation, depletion and amortization ........................................         212          195          163
    Equity in results of affiliates and joint ventures, net of dividends received ...         181         (127)          23
    Change in provision for losses on equity investments ............................           4          (62)         268
    Deferred income taxes ...........................................................        (172)         (42)          33
    Provisions for contingencies ....................................................          79          101           57
    Loss on disposals of property, plant and equipment ..............................          79           47           23
    Gain on sale of investments .....................................................        (784)         (54)           -
    Pension plan ....................................................................          32          105           55
    Foreign exchange and monetary losses ............................................         460          208          399
    Net unrealized derivative losses ................................................          38            -            -
    Others ..........................................................................         129           54           61
  Decrease (increase) in assets:
    Accounts receivable .............................................................         (49)         (63)        (135)
    Inventories .....................................................................         (40)         (50)          (6)
    Others ..........................................................................          17         (103)         (25)
  Increase (decrease) in liabilities:
    Suppliers .......................................................................          21           84           49
    Payroll and related charges .....................................................          42           (1)           2
    Others ..........................................................................         (18)          46          (43)
                                                                                         --------     --------     --------
  Net cash provided by operating activities .........................................       1,518        1,424        1,336
                                                                                         --------     --------     --------
Cash flows from investing activities:
  Loans and advances receivable
    Related parties
      Additions .....................................................................         (75)        (168)        (202)
      Repayments ....................................................................          79           32           42
    Others ..........................................................................           7            8            5
  Guarantees and deposits ...........................................................         (85)         (98)          (4)
  Additions to investments ..........................................................        (338)        (538)         (49)
  Additions to property, plant and equipment ........................................        (595)        (447)        (265)
  Proceeds from disposals of property, plant and equipment ..........................           3            1            1
  Proceeds from disposal of investments .............................................         989           44            -
  Net cash used to acquire subsidiaries .............................................        (516)        (323)           -
  Others ............................................................................           -            -            3
                                                                                         --------     --------     --------
  Net cash used in investing activities .............................................        (531)      (1,489)        (469)
                                                                                         --------     --------     --------
Cash flows from financing activities:
  Short-term debt, net issuances ....................................................         (28)        (278)        (110)
  Loans
    Related parties
      Additions .....................................................................         145            8          223
      Repayments ....................................................................         (44)         (42)         (42)
  Perpetual notes ...................................................................           -          120            -
  Long-term debt
    Related parties .................................................................          66           62           60
    Others ..........................................................................         317          750          175
  Repayments of long-term debt
    Related parties .................................................................         (40)         (25)         (48)
    Others ..........................................................................        (310)        (419)        (299)
  Interest attributed to stockholders ...............................................      (1,066)        (246)        (452)
  Treasury stock ....................................................................         (27)           -            -
                                                                                         --------     --------     --------
  Net cash used in financing activities .............................................        (987)         (70)        (493)
                                                                                         --------     --------     --------
  Increase (decrease) in cash and cash equivalents ..................................           -         (135)         374
  Effect of exchange rate changes on cash and cash equivalents ......................         (94)        (107)        (110)
  Cash and cash equivalents, beginning of period ....................................       1,211        1,453        1,189
                                                                                         --------     --------     --------
  Cash and cash equivalents, end of period ..........................................       1,117        1,211        1,453
                                                                                         ========     ========     ========
  Cash paid during the period for:
    Interest on short-term debt .....................................................         (45)         (48)         (55)
    Interest on long-term debt, net of interest capitalized of
      $11 in 2001, $12 in 2000 and $12 in 1999 ......................................        (153)        (128)        (107)
    Income tax ......................................................................         (46)          (6)           -
  Non-cash transactions
    Special pension plan contribution in shares of CSN ..............................         249            -            -
    Exchange of loans receivable for investments ....................................          35            7          241
    Transfer of credits from related parties ar fair value ..........................           -            -          126

                See notes to consolidated financial information.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

                                                                                                             Year ended December 31
                                                                                 --------------------------------------------------
                                                                                       Shares        2001         2000         1999
                                                                                 ------------   ---------    ---------    ---------
Preferred class A stock (including one special share)
  Balance January 1, 2001, 2000 and 1999 .....................................    138,575,913         709          709          642
  Transfer from appropriated retained earnings ...............................              -         111            -           67
                                                                                 ------------   ---------    ---------    ---------
  Balance December 31, 2001, 2000 and 1999 ...................................    138,575,913         820          709          709
                                                                                 ------------   ---------    ---------    ---------
Common stock
  Balance January 1, 2001, 2000 and 1999 .....................................    249,983,143       1,279        1,279        1,159
  Transfer from appropriated retained earnings ...............................              -         200            -          120
                                                                                 ------------   ---------    ---------    ---------
  Balance December 31, 2001, 2000 and 1999 ...................................    249,983,143       1,479        1,279        1,279
                                                                                 ------------   ---------    ---------    ---------
Treasury stock
  Balance January 1 ..........................................................     (3,666,611)        (61)         (61)         (61)
  Acquisitions in 2001 .......................................................     (1,048,650)        (27)           -            -
                                                                                 ------------   ---------    ---------    ---------
  Balance December 31 ........................................................     (4,715,261)        (88)         (61)         (61)
                                                                                 ------------   ---------    ---------    ---------
Additional paid-in capital
  Balance January 1 and December 31 ..........................................                        498          498          498
                                                                                                ---------    ---------    ---------
Other cumulative comprehensive income
  Amounts not recognized as net periodic pension cost
   Balance January 1 .........................................................                       (100)           -         (153)
     Excess of additional minimum liability ..................................                        151         (151)         229
     Tax effect on above .....................................................                        (51)          51          (76)
                                                                                                ---------    ---------    ---------
   Balance December 31 .......................................................                          -         (100)           -
                                                                                                ---------    ---------    ---------
  Cumulative translation adjustments
   Balance January 1 .........................................................                     (2,972)      (2,535)        (735)
     Change in the year ......................................................                       (503)        (437)      (1,800)
                                                                                                ---------    ---------    ---------
   Balance December 31 .......................................................                     (3,475)      (2,972)      (2,535)
                                                                                                ---------    ---------    ---------
  Unrealized gain on available-for-sale security
   Balance January 1 .........................................................                         24           54           30
     Change in the year ......................................................                        (24)         (30)          24
                                                                                                ---------    ---------    ---------
   Balance December 31 .......................................................                          -           24           54
                                                                                                ---------    ---------    ---------
  Adjustments relating to investments in affiliates
   Balance January 1 .........................................................                          8           (6)          (7)
     Change in the year ......................................................                          2           14            1
                                                                                                ---------    ---------    ---------
   Balance December 31 .......................................................                         10            8           (6)
                                                                                                ---------    ---------    ---------
Total other cumulative comprehensive income ..................................                     (3,465)      (3,040)      (2,847)
                                                                                                ---------    ---------    ---------
Appropriated retained earnings
  Balance January 1 ..........................................................                      3,537        3,567        5,212
  Transfer to retained earnings ..............................................                        (14)         (30)      (1,458)
  Transfer to capital stock ..................................................                       (311)           -         (187)
                                                                                                ---------    ---------    ---------
  Balance December 31 ........................................................                      3,212        3,537        3,567
                                                                                                ---------    ---------    ---------
Retained earnings
  Balance January 1 ..........................................................                      1,647        1,186         (193)
   Net income ................................................................                      1,287        1,086          412
   Interest attributed to stockholders
    Preferred class A stock ($1.99, $1.70 and $1.28 per share in 2001,
      2000 and 1999) .........................................................                       (276)        (230)        (172)
    Common stock ($1.99, $1.70 and $1.28 per share in 2001, 2000 and 1999) ...                       (488)        (425)        (319)
   Appropriation from reserves ...............................................                         14           30        1,458
                                                                                                ---------    ---------    ---------
  Balance December 31 ........................................................                      2,184        1,647        1,186
                                                                                 ------------   ---------    ---------    ---------
Total stockholders' equity ...................................................    383,843,795       4,640        4,569        4,691
                                                                                 ============   =========    =========    =========
Comprehensive income is comprised as follows:
   Net income ................................................................                      1,287        1,086          412
   Amounts not recognized as net periodic pension cost .......................                        100         (100)         153
   Cumulative translation adjustments ........................................                       (503)        (437)      (1,800)
   Unrealized gain on available-for-sale security ............................                        (24)         (30)          24
   Adjustments relating to investments in affiliates .........................                          2           14            1
                                                                                                ---------    ---------    ---------
Total comprehensive income (loss) ............................................                        862          533       (1,210)
                                                                                                =========    =========    =========

                See notes to consolidated financial information.

     Notes to the Consolidated Financial Statements
     Expressed in millions of United States dollars, unless otherwise stated

1    The Company and its operations

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

     The main operating subsidiaries we consolidate are as follows:

                                                                        Head office            Principal
                Subsidiary                              % ownership       location              activity
     ---------------------------------------------      -----------    -------------     ------------------------
     Ferteco Mineracao S.A. - FERTECO                        100           Brazil         Iron ore and pellets
     Para Pigmentos S.A.                                     80            Brazil                Kaolin
     SIBRA - Eletrosiderurgica Brasileira S.A.               98            Brazil            Ferrous alloys
     Navegacao Vale do Rio Doce S.A. - DOCENAVE              100           Brazil               Shipping
     Vale do Rio Doce Aluminio S.A. - ALUVALE                100           Brazil               Aluminum
     Itabira Rio Doce Company Ltd. - ITACO                   100       Cayman Island            Trading
     Rio Doce International Finance Ltd. - RDIF              100          Bahamas        International finance
     CELMAR S.A. - Industria de Celulose e Papel             85            Brazil                 Pulp
     Florestas Rio Doce S.A.                                 100           Brazil                 Pulp
     Rio Doce Manganese Europe - RDME                        100           France            Ferrous alloys
     Urucum Mineracao S.A.                                   100           Brazil               Iron ore

2    Summary of significant accounting policies

     In preparing the consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial information therefore includes various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations; actual results may vary from our estimates.

(a)  Basis of presentation

     We have prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the Brazilian accounting principles that we use in preparing our statutory financial information.

     The U.S. dollar amounts for the period presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 - "Foreign Currency Translation" ( SFAS 52).

     Prior to July 1, 1997, Brazil was considered under SFAS 52 to have a highly inflationary economy, defined as an economy in which the cumulative inflation rate over the latest thirty-six month period has exceeded 100%. Accordingly, up to June 30, 1997, we adopted the U.S. dollar as both our functional currency and reporting currency.

     As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian reais). Accordingly, at July 1, 1997, we translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities. The resulting deferred taxes associated with the differences between the new functional currency bases and the tax bases, including those relating to affiliates and joint ventures, net of related valuation allowances, were reflected in the cumulative translation adjustments component of stockholders' equity.

     We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.3204 and R$1.9554 to US$1.00 at December 31, 2001 and 2000, respectively), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders' equity.

     The net exchange transaction loss included in our statement of income was $410, $115 and $265 in 2001, 2000 and 1999, respectively, with the line "Foreign exchange and monetary losses, net".

(b)  Basis of consolidation

     All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders' agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders' equity where applicable (see Note 10).

     We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

     We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

(c)  Business combinations

     We adopt the procedures determined by Accounting Principles Board Opinion 16 - "Business Combinations" (APB 16) to recognize acquisitions of interests in other companies. The method of accounting normally used in our business combination transactions is the "purchase method", which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset. On the acquisition of assets which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

     Goodwill recorded in our business combination transactions realized prior to July 1, 2001 is amortized in a systematic manner over the periods estimated to be benefited through December 31, 2001.

     For acquisitions after July 1, 2001 goodwill resulting from the acquisitions is not amortized.

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

     At December 31, 2001 and 2000 dividends of $132 and $133, respectively, received from equity method affiliates and joint ventures have been netted against the equity in results of these entities in the statement of cash flows. For comparative purposes dividends received in 1999 of $64 have been reclassified from investing activities to reflect the same presentation.

(l)  Earnings per share

     Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

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

     We have opted to pay such tax-deductible interest to our stockholders and have therefore accrued the amounts due as of December 31, 2001 and 2000, with a direct charge to stockholders' equity.

     Under Brazilian law interest attributable to stockholders is considered as part of the annual minimum dividend (See Note 13). Accordingly such distributions are treated as dividends for accounting purposes.

n)   Derivatives and hedging activities

     As of January 1, 2001 we adopted SFAS 133 "Accounting for Derivative Financial Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the later case depending on whether a transaction is designated as an effective hedge.

     The transition adjustment relating to the fair value of derivatives existing as of December 31, 2000 is recorded as a charge of $8 in our statement of income for the year ended December 31, 2001. In view of the immateriality of this effect of a change in accounting principle the corresponding amount was included with other non-operating expenses. Certain of our affiliated companies and joint ventures also recorded similar charges, of which our portion of $4 is included in the caption "Equity in results of affiliates and joint ventures" in the statement of income.

     Further information about our derivatives and hedging activities is included in Note 19.

(o)  Comprehensive income

     We have disclosed comprehensive income as part of the Statement of Changes in Stockholders' Equity, in compliance with SFAS 130 - "Reporting Comprehensive Income".

(p)  Recently-issued accounting pronouncements

     In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". We do not expect that the provisions of SFAS 141 will affect our current accounting practices relative to business combinations. However, the adoption of SFAS 142 on January 1, 2002 (or immediately for goodwill relating to acquisitions after June 30, 2001) is expected to have the following effects:

     (i) goodwill relative to consolidated subsidiaries will no longer be amortized, but will be aggregated to reporting units and subject at least annually to testing for impairment, considering the reporting unit as a whole.

     (ii) goodwill relative to affiliates and joint ventures will no longer be amortized but will remain allocated to the respective investment and included in the measurement of the gain or loss on sale, or the loss arising from an other than temporary decline in the value of the investment.

     Goodwill charged against earnings for the year December 31, 2001 totaled $45 relating to subsidiaries and $47 relating to equity investees which were classified as other operating expenses and equity in results of affiliates and joint ventures, respectively.

     In June 2001 and August 2001, respectively, the FASB also issued SFAS 143 "Accounting for Asset Retirement Obligations" and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" . SFAS 143 is effective for us as from January 1, 2003 and we are still studying the potential effects that adoption may have on our financial statements. SFAS 144 will be effective for us as from January 1, 2002 and the provisions thereof generally are to be applied prospectively.

3    Our privatization

     In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. ("Valepar"). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:

     . Preferred Special Share. The Brazilian Government holds a preferred special share of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) headquarters location, (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

     . Preferred Class A Share of Valepar. The Brazilian Government holds a preferred class A share of Valepar which confers upon it approval rights for a period of five years in respect of (i) concentration of ownership of Valepar by particular types of investors in excess of prescribed limitations and (ii) changes in the Valepar holding company structure relating to ownership of our common shares.

     . Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits.

     In addition to the preferred special share mentioned above, the National Treasury and the Banco Nacional de Desenvolvimento Economico e Social - BNDES, the Government - owned development bank, together hold 32% of our common shares and 4% of our preferred shares, which in aggregate represents 22% of our total capital at December 31, 2001. These common shares were sold through a public offering in Brazil and abroad which was completed on March 27, 2002.


4    Major acquisitions and disposals during the years presented

     We made the following acquisitions during the periods presented. Pro forma information with respect to results of operations is not presented since the effects are not considered material to an understanding of our consolidated financial statements.

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

(b)  On May 30, 2000, we acquired 4,026,694,190 common shares and 4,231,324,374 preferred shares of S.A. Mineracao Trindade - SAMITRI, representing 79.27% of the voting capital and 63.06% of the total capital for $520 in cash, becoming the controlling stockholder. At the date of the purchase, SAMITRI was a publicly listed Brazilian iron ore mining company, which also owned a 51% interest in the voting capital of SAMARCO Mineracao S.A., a large iron ore pellets producer (see Note 10). On June 29, 2000, we sold 1% of the share capital of SAMARCO to BHP Brasil Ltda. (BHP), a subsidiary of The Broken Hill Proprietary Company Limited of Australia, for $8, to equalize our shareholdings in the joint venture.

(c) The assets and liabilities acquired as a result of the above transactions and corresponding goodwill were as follows:

                                                                              Consolidated Subsidiaries
                                                                    -----------------------------------
                                                 Unconsolidated
                                                  joint venture
                                                        SAMARCO             SAMITRI            SOCOIMEX
                                                ---------------     ---------------     ---------------
     Fair value of assets ...................             1,006                 293                  77
     Fair value of liabilities ..............              (450)               (144)                (22)
                                                ---------------     ---------------     ---------------
     Net assets at fair value ...............               556                 149                  55
                                                ---------------     ---------------     ---------------
     Interest acquired ......................             50.00%              63.06%             100.00%

     Fair value of net assets acquired ......               278                  94                  55
     Attributable to minority stockholders
      of SAMITRI (36.94%) ...................              (103)                  -                   -
     Tax benefits ...........................                31                   -                   -
                                                ---------------     ---------------     ---------------
     Effective interest acquired ............               206                  94                  55

     Purchase price .........................               252                 268                  55
                                                ---------------     ---------------     ---------------
     Goodwill ...............................                46                 174                   -
                                                ===============     ===============     ===============

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

     We had adopted a policy to amortize the goodwill on the SAMITRI and SAMARCO purchases on the straight-line basis over a period of 6 years, starting on the date of acquisition. However, as explained in note 2(p), upon adoption of SFAS 142 on January 1, 2002 such straight-line amortization will cease.

(d) On September 22, 2000 we acquired via public tender a further 1,014,529,197 common shares and 3,716,344,366 preferred shares of SAMITRI bringing our ownership to 99.25% of the voting capital and 99.19% of the total capital. The cash cost of this purchase was $180 and resulted in additional goodwill of $27, all attributed to SAMARCO.

(e)  In October 2000, we acquired 50% of Gulf Industrial Investment Company
     (GIIC), a pelletizing company located in Bahrain, for $91, including goodwill of $20 totally amortized.

(f) On April 27, 2001 we acquired 100% of Ferteco Mineracao S.A. - FERTECO, a non-public company whose main activity is production and commercialization of iron ore and pellets, for $523 in cash.

     The assets and liabilities acquired and corresponding goodwill were as follows:

     Fair value of assets ......................................      401
     Fair value of liabilities .................................     (251)
                                                                  -------
     Net assets at fair value ..................................      150
     Purchase price ............................................      523
                                                                  -------
     Goodwill ..................................................      373
                                                                  =======

     For FERTECO inventories were valued at $57, property, plant and equipment were valued at $178, and the deferred tax liability was $24.

(g) On January 14, 2000 we sold 20.81% of the capital of Alumina do Norte do Brasil S.A.- ALUNORTE and a beneficial interest in 8% of the capital of Mineracao Rio do Norte S.A. - MRN owned by us for an aggregate of $164, resulting in a gain of $54. The total consideration of $164 was received in cash; however, $120 was received through the issue and sale of Perpetual Notes with a fair value of $55 and this fair value continues to be reported as a liability and periodically adjusted based on an early termination formula reflecting the underlying profitability of MRN.

(h) On March 9, 2001 we transferred our 10.33% interest in Companhia Siderurgica Nacional - CSN to VALIA, as a special pension plan contribution, for $249 (fair market value determined based on the weighted average price of the last thirty trading sessions at the Sao Paulo stock exchange in the period ended on March 9, 2001). This transfer resulted in a gain of $107.

(i) On April 27, 2001 we concluded the sale of our 32.00% interest in Bahia Sul Celulose S.A. - BSC for $318, received in cash on May 7, 2001. This operation resulted in a gain of $170.

(j) On June 6, 2001 we concluded the sale of our 51.48% interest in Celulose Nipo-Brasileira S.A. - CENIBRA for $671, received in cash on September 14, 2001. This operation resulted in a gain of $507.

(k) In December 2001, we acting through our wholly-owned foreign subsidiary Itabira Rio Doce Company Ltd. - ITACO, acquired 659,375,000 common shares of Caemi Mineracao e Metalurgia S.A. (Caemi), corresponding to 50% of its voting capital from Cayman Iron Ore Investment Co., Ltd., a wholly-owned subsidiary of Japan's Mitsui & Co., Ltd. (MITSUI) for US$ 279. Caemi is a Brazilian company headquartered in Rio de Janeiro, which operates in the iron ore, kaolin, refractory bauxite and railroad sectors and is accounted for as an equity investee.

     This acquisition was approved by the European Commission subject to the commitment for Caemi to sell its equity investment in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets.

     CVRD and Mitsui each of which holds 50% of Caemi's common shares, entered into a shareholder agreement requiring both shareholders to approve all major decisions affecting Caemi.

     The estimated assets and corresponding goodwill were as follows:

                                                              December 31, 2001
                                                              -----------------
     Estimated fair value of assets ........................              1,127
     Estimated fair value of liabilities ...................               (734)
                                                              -----------------
     Net assets at book value ..............................                393

     Interest in total capital acquired ....................              16.82%
     Estimated fair value of net assets acquired ...........                 66
     Purchase price ........................................                279
                                                              -----------------
     Goodwill ..............................................                213
                                                              =================


5    Income taxes

     Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

                                                   Year ended December 31 - %
                                          -----------------------------------
                                               2001         2000         1999
                                          ---------    ---------    ---------
     Federal income tax ..............           25           25           25
     Social contribution (*) .........            9      12 to 9      8 to 12
                                          ---------    ---------    ---------
     Composite tax rate ..............           34     37 to 34     33 to 37
                                          =========    =========    =========

     (*) As from May 1, 1999 through January 31, 2000, the social contribution rate was increased from 8% to 12%. February 1, 2000 to December 31, 2002 the rate was reduced to 9%.

     The amount reported as income tax benefit in this consolidated financial information is reconciled to the statutory rates as follows:

                                                                                                        Year ended December 31
                                                                                           -----------------------------------
                                                                                                2001         2000         1999
                                                                                           ---------    ---------    ---------
     Income before income taxes, equity results and minority interests .................       1,120          731          670
                                                                                           =========    =========    =========
     Federal income tax and social contribution expense at statutory enacted rates .....        (381)        (249)        (248)
     Adjustments to derive effective tax rate:
       Tax benefit on interest attributed to stockholders ..............................         260          222          181
       Exempt foreign income ...........................................................         226           69           (4)
       Tax-dedutible in goodwill business combination ..................................          58            -            -
       Tax effect related to provision for losses and write-downs ......................          59            -            -
       Tax incentives ..................................................................          26           31            -
       Valuation allowance reversal (provision) ........................................         (44)         (51)          37
       Other non-taxable gains .........................................................          14           10            1
                                                                                           ---------    ---------    ---------
     Federal income tax and social contribution expense in consolidated statements of
       income ..........................................................................         218           32          (33)
                                                                                           =========    =========    =========

     We have certain tax incentives relative to our iron ore and manganese operations in Carajas and other from gold and potash operations. The incentives comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders' equity (Note 13) and may not be distributed in the form of cash dividends.

     The major components of the deferred tax accounts in the balance sheet are as follows:

                                                                                               As of December 31
                                                                                            --------    --------
                                                                                                2001        2000
                                                                                            --------    --------
     Net current deferred tax assets
       Accrued expenses deductible only when disbursed ..................................        265          89
                                                                                            --------    --------
                                                                                                 265          89
                                                                                            ========    ========
     Long-term deferred tax assets and liabilities
     Assets
     Deferred tax relative to temporary differences:
       Established on the July 1, 1997 change in functional currency, less reversals ....          9          16
       Relative to investments acquired .................................................          9          15
     Tax-deductible goodwill in business combinations ...................................        134         103
     Related to provision for losses and write-downs of investments .....................        120          61
     Additional retirement benefits provision (in 2000 net of
       unrecognized pension obligation) .................................................         58         158
     Tax loss carryforwards .............................................................        220         190
     Other temporary differences ........................................................         21           6
                                                                                            --------    --------
                                                                                                 571         549
                                                                                            --------    --------
     Liabilities
     Inflationary income ................................................................        (25)        (32)
     Prepaid retirement benefit .........................................................        (34)          -
     Fair value adjustments in business combinations ....................................        (72)        (61)
                                                                                            --------    --------
                                                                                                (131)        (93)
                                                                                            --------    --------
     Valuation allowance
     Beginning balance ..................................................................       (201)       (178)
     Translation adjustments ............................................................         32          15
     Additions ..........................................................................        (44)        (51)
     Reversals ..........................................................................          -          13
                                                                                            --------    --------
     Ending balance .....................................................................       (213)       (201)
                                                                                            --------    --------
     Net long-term deferred tax assets ..................................................        227         255
                                                                                            ========    ========

6    Cash and cash equivalents

                                                             As of December 31
                                                           -------------------
                                                               2001       2000
                                                           --------   --------
     Cash ..............................................         22         28
     Deposits in local currency ........................         76        694
     Deposits in United States dollars .................      1,019        489
                                                           --------   --------
                                                              1,117      1,211
                                                           ========   ========

7    Accounts receivable

                                                             As of December 31
                                                           -------------------
                                                               2001       2000
                                                           --------   --------
     Customers
        Domestic .......................................       170         198
        Export, all denominated in
          United States dollars ........................       408         312
                                                           --------   --------
                                                               578         510

     Allowance for doubtful accounts ...................       (21)        (14)
     Allowance for ore weight credits ..................        (8)         (6)
                                                          --------    --------
     Total .............................................       549         490
                                                          ========    ========

     Accounts receivable from customers in the steel industry amount to 28.3% and 16.3% of domestic receivables (export receivables - 91.5% and 78.8%) at December 31, 2001 and 2000, respectively. No single customer accounted for more than 10% of total revenues in any of the years presented.


8    Inventories

                                                             As of December 31
                                                           -------------------
                                                               2001       2000
                                                           --------   --------
     Finished products
       Iron ore ........................................        110        100
       Gold ............................................          5          4
       Manganese .......................................         27          7
       Ferrous alloys ..................................         28         32
       Others ..........................................         16         34
     Spare parts and maintenance supplies ..............        137        129
                                                           --------   --------
                                                                323        306
                                                           ========   ========

9    Property, plant and equipment

a)   Per business area:

                                                       As of December 31, 2001                   As of December 31, 2000
                                       ---------------------------------------   ---------------------------------------
                                                     Accumulated                               Accumulated
                                              Cost  depreciation           Net          Cost  depreciation           Net
                                       -----------   -----------   -----------   -----------   -----------   -----------
     Ferrous

      Ferrous - Southern System
       Mining ......................         1.000           460           540         1.096           533           563
       Railroads ...................           935           463           472         1.022           513           509
       Marine terminals ............           194            92           102           157           102            55
                                       -----------   -----------   -----------   -----------   -----------   -----------
                                             2.129         1.015         1.114         2.275         1.148         1.127

      Ferrous - Northern System
       Mining ......................           733           308           425           691           310           381
       Railroads ...................         1.075           408           667         1.206           439           767
       Marine terminals ............           202            97           105           222           108           114
                                       -----------   -----------   -----------   -----------   -----------   -----------
                                             2.010           813         1.197         2.119           857         1.262

       Pelletizing .................           198           108            90           194           123            71
       Ferrous-alloys ..............           206           106           100           278           140           138
       Energy ......................            82             6            76            77             4            73
       Construction in progress ....           569             -           569           406             -           406
                                       -----------   -----------   -----------   -----------   -----------   -----------
                                             5.194         2.048         3.146         5.349         2.272         3.077
                                       -----------   -----------   -----------   -----------   -----------   -----------
     Non-Ferrous
       Potash ......................            50            17            33            47            16            31
       Gold ........................           256           167            89           295           132           163
       Kaolin ......................            96            21            75            91            12            79
       Research and projects .......            17             9             8            19            10             9
       Construction in progress ....            35             -            35            43             -            43
                                       -----------   -----------   -----------   -----------   -----------   -----------
                                               454           214           240           495           170           325
                                       -----------   -----------   -----------   -----------   -----------   -----------
     Logistics
       General cargo ...............           353           179           174           349           173           176
       Maritime transportation .....           238           130           108           351           167           184
       Construction in progress ....            23             -            23            14             -            14
                                       -----------   -----------   -----------   -----------   -----------   -----------
                                               614           309           305           714           340           374
                                       -----------   -----------   -----------   -----------   -----------   -----------
     Holdings
       Pulp and paper ..............            58            13            45           175            26           149
       Others ......................            14             7             7             -             -             -
       Construction in progress ....            45             -            45             -             -             -
                                       -----------   -----------   -----------   -----------   -----------   -----------
                                               117            20            97           175            26           149
                                       -----------   -----------   -----------   -----------   -----------   -----------
     Corporate Center
       Corporate ...................            40            17            23            41            15            26
       Construction in progress ....             2             -             2             4             -             4
                                       -----------   -----------   -----------   -----------   -----------   -----------
                                                42            17            25            45            15            30
                                       -----------   -----------   -----------   -----------   -----------   -----------
     Total .........................         6.421         2.608         3.813         6.778         2.823         3.955
                                       ===========   ===========   ===========   ===========   ===========   ===========


b)   Per type of assets:

                                                       As of December 31, 2001                   As of December 31, 2000
                                       ---------------------------------------   ---------------------------------------
                                                     Accumulated                               Accumulated
                                              Cost  depreciation           Net          Cost  depreciation           Net
                                       -----------   -----------   -----------   -----------   -----------   -----------
     Land and buildings ............           678           255           423           824           289           535
     Installations .................         1.470           775           695         1.634           885           749
     Equipment .....................           673           306           367           597           290           307
     Ships .........................           235           127           108           348           165           183
     Railroads .....................         1.675           729           946         1.741           770           971
     Mine development costs ........           302            77           225           326            83           243
     Others ........................           714           339           375           841           341           500
                                       -----------   -----------   -----------   -----------   -----------   -----------
                                             5.747         2.608         3.139         6.311         2.823         3.488
     Construction in progress ......           674             -           674           467             -           467
                                       -----------   -----------   -----------   -----------   -----------   -----------
     Total .........................         6.421         2.608         3.813         6.778         2.823         3.955
                                       ===========   ===========   ===========   ===========   ===========   ===========

     Losses on disposals of property, plant and equipment totaled $48, $47 and $23 in 2001, 2000 and 1999, respectively. In 2001, 2000 and 1999, disposals mainly relate to sales of ships, trucks, locomotives and other equipment which were replaced in the normal course of business.

10   Investments

                                                                                                                   As of December 31
                                                                              ------------------------------------------------------

                                                                                                             2001        Investments
                                                                              -----------------------------------    ---------------
                                                                                                           (1)Net
                                                                                                           income
                                                                              Participation                (loss)
                                                                                in capital       (1)Net   for the
                                                                                    (%)          equity      year     2001      2000
                                                                              ---------------    ------   -------    -----     -----
Investments in affiliated companies and joint ventures                        voting    total
                                                                              ------    -----
     Steel
       Usinas Siderurgicas de Minas Gerais S.A - USIMINAS (3) .............    22.99    11.46      279       (3)       32        40
       Companhia Siderurgica Nacional - CSN (2) ...........................        -        -        -        -         -       167
       Companhia Siderurgica de Tubarao - CST (3) .........................    20.51    22.85       79       (4)       18        35
       California Steel Industries Inc. - CSI .............................    50.00    50.00      195       (6)       98       119

     Paper and pulp
       Celulose Nipo-Brasileira S.A. - CENIBRA (2) ........................                          -       17         -       210
       Bahia-Sul Celulose S.A - BSC (2) ...................................                          -        6         -       162

     Aluminum and bauxite
       Mineracao Rio do Norte S.A. - MRN ..................................    40.00    40.00      386       81       154       153
       Valesul Aluminio S.A. - VALESUL ....................................    54.51    54.51       93       21        51        44
       Alumina do Norte do Brasil S.A. - ALUNORTE .........................    50.31    45.58      142      (13)       89        80

     Pellets
       Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO ................    51.11    51.00       32       (3)       16        28
       Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS ..........    51.00    50.89       36        9        18        21
       Companhia Coreano Brasileira de Pelotizacao - KOBRASCO .............    50.00    50.00        4      (17)        2        12
       Companhia Italo-Brasileira de Pelotizacao - ITABRASCO ..............    51.00    50.90       26        8        13        16
       Gulf Industrial Investment Company - GIIC(5) .......................    50.00    50.00       75       13        38        93
       SAMARCO Mineracao S.A(5) ...........................................    50.00    50.00      433       36       258       318

     Others
       Fertilizantes Fosfatados S.A. - FOSFERTIL (3) ......................    10.96    10.96      264       47        29        31
       Caemi Mineracao e Metalurgia S.A ...................................    50.00    16.82      393        -       289         -
       Salobo Metais S.A (4) ..............................................    50.00    50.00       44        -        22        25
       Ferrovia Centro-Atlantica S.A - FCA(5) .............................    20.00    45.65        -      (47)        -        82
       Others .............................................................                          -        -        62       131
                                                                                                                   ------    ------
                                                                                                                    1,189     1,767
     Investments at cost
       SIDERAR (market value $11 in 2001 - $42 in 2000) ...................     4.85     4.85                          15        15
       Unrealized holding gains on equity security ........................                                            (4)       27
       MRS Logistica S.A ..................................................    17.19     9.76                          22         -
       Others .............................................................                                             5         7
                                                                                                                   ------    ------
                                                                                                                    1,227     1,816
                                                                                                                   ======    ======
     Change in provision for losses on equity investments:
       Para Pigmentos S.A .................................................
       Vale Usiminas Participacoes S.A. - VUPSA ...........................
       Alumina do Norte do Brasil S.A. - ALUNORTE .........................
       Aluminio Brasileiro S.A. - ALBRAS ..................................
       Companhia Ferroviaria do Nordeste ..................................


                                                                                         As of December 31
                                                                                 -------------------------
                                                                                                    Equity
                                                                                               Adjustments
                                                                                 -------------------------




                                                                                  2001      2000      1999
                                                                                 -----     -----     -----
Investments in affiliated companies and joint ventures

     Steel
       Usinas Siderurgicas de Minas Gerais S.A - USIMINAS (3) .............         -         7       (13)
       Companhia Siderurgica Nacional - CSN (2) ...........................         9        13         3
       Companhia Siderurgica de Tubarao - CST (3) .........................        (1)       22        (5)
       California Steel Industries Inc. - CSI .............................        (3)       17        22

     Paper and pulp
       Celulose Nipo-Brasileira S.A. - CENIBRA (2) ........................         9        66        (4)
       Bahia-Sul Celulose S.A - BSC (2) ...................................         2        42        13

     Aluminum and bauxite
       Mineracao Rio do Norte S.A. - MRN ..................................        32        36        10
       Valesul Aluminio S.A. - VALESUL ....................................        11        12         -
       Alumina do Norte do Brasil S.A. - ALUNORTE .........................        (6)       11         -

     Pellets
       Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO ................        (2)       11        10
       Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS ..........         5         9         7
       Companhia Coreano Brasileira de Pelotizacao - KOBRASCO .............        (8)        2       (11)
       Companhia Italo-Brasileira de Pelotizacao - ITABRASCO ..............         4         7         7
       Gulf Industrial Investment Company - GIIC(5) .......................       (17)        1         -
       SAMARCO Mineracao S.A(5) ...........................................        11         8         -

     Others
       Fertilizantes Fosfatados S.A. - FOSFERTIL (3) ......................         5         5         7
       Caemi Mineracao e Metalurgia S.A ...................................         -         -         -
       Salobo Metais S.A (4) ..............................................         -         -         -
       Ferrovia Centro-Atlantica S.A - FCA(5) .............................       (95)      (30)        -
       Others .............................................................        (5)       21        (5)
                                                                               ------    ------    ------
                                                                                  (49)      260        41
     Investments at cost
       SIDERAR (market value $11 in 2001 - $42 in 2000) ...................         -         -         -
       Unrealized holding gains on equity security ........................         -         -         -
       MRS Logistica S.A ..................................................         -         -         -
       Others .............................................................         -         -         -
                                                                               ------    ------    ------
                                                                                  (49)      260        41
                                                                               ======    ======    ======
     Change in provision for losses on equity investments:
       Para Pigmentos S.A .................................................         -         -       (15)
       Vale Usiminas Participacoes S.A. - VUPSA ...........................         -         -       (56)
       Alumina do Norte do Brasil S.A. - ALUNORTE .........................         -         -       (89)
       Aluminio Brasileiro S.A. - ALBRAS ..................................         4        66      (104)
       Companhia Ferroviaria do Nordeste ..................................        (8)       (4)       (4)
                                                                               ------    ------    ------
                                                                                   (4)       62      (268)
                                                                               ======    ======    ======

     (1)  Based on US GAAP financial statements.

     (2)  Investments sold in 2001.

     (3) Value based on quoted market price at December 31, 2001 is $41 and $172 for Usiminas and CST, respectively. Investments in Usiminas and CST are presented net of write-down provisions of $185 and $215, respectively, for all periods presented.

     (4)  Development stage enterprise.

     (5) Equity adjustments incudes amortization of goodwill in the amounts of Samarco $7, GIIC $23 and FCA $74.

     Goodwill included in the above investments is as follows:

                                                              As of December 31
                                                            -------------------

                                                            --------   --------
     Investee                                                   2001       2000
     -------------------------------------------            --------   --------
     Alumina do Norte do Brasil S.A. - ALUNORTE ........          24         30
     SAMARCO Mineracao S.A .............................          41         59
     Ferrovia Centro-Atlantica S.A. - FCA ..............           -         22
     Gulf Industrial Investment Company - GIIC .........           -         20
     Caemi Mineracao e Metalurgia S.A ..................         223          -
                                                            --------   --------
                                                                 288        131
                                                            ========   ========

     Based on our revised expectation for profitability and other economic facts, we fully amortized the remaining goodwill relative to FCA and GIIC in 2001.

     The combined financial position and results of operations of our affiliates in the steel sector is as follows:

                                                   Steel sector affiliates (Combined)
                                                   ----------------------------------
                                                                    As of December 31
                                                   ----------------------------------
                                                              2001               2000
                                                   ---------------    ---------------
     Balance sheet
       Current assets ..........................             1,139              3,094
       Noncurrent assets .......................             6,070             10,231
       Current liabilities .....................            (1,071)            (2,695)
       Noncurrent liabilities ..................            (2,584)            (5,094)
       Purchase accounting adjustments .........            (3,001)            (3,175)
                                                   ---------------    ---------------
       Stockholders' equity ....................               553              2,361
                                                   ===============    ===============
       Investments .............................               148                361
                                                   ===============    ===============

                                                    Steel sector affiliates (Combined)
                                                   -----------------------------------
                                                                Year ended December 31
                                                   -----------------------------------
                                                        2001         2000         1999
                                                   ---------    ---------    ---------
     Statement of operations
       Net sales ...............................       3,293        4,581        4,174
       Costs and expenses ......................      (3,276)      (4,082)      (4,790)
       Purchase accounting adjustments .........           3           24           83
                                                   ---------    ---------    ---------
       Income before income taxes ..............          20          523         (533)
       Income taxes ............................          59         (199)         556
                                                   ---------    ---------    ---------
       Net income ..............................          79          324           23
                                                   =========    =========    =========
       Equity adjustments ......................           5           59            7
                                                   =========    =========    =========

     Information with respect to other major affiliates' financial position and results of operations is as follows:

                                                                                                                  As of December 31
                                                           ------------------------------------------------------------------------
                                                            CAEMI              ALUNORTE                ALBRAS                   MRN
                                                           ------     -----------------     -----------------     -----------------
                                                             2001       2001       2000       2001       2000       2001       2000
                                                           ------     ------     ------     ------     ------     ------     ------
     Balance Sheet
        Current assets ...............                        398        159        130        158        128         55         90
        Noncurrent assets ............                        729        509        505        510        627        425        349
        Current liabilities ..........                       (307)       (95)       (79)      (219)      (247)       (35)       (19)
        Noncurrent liabilities .......                       (427)      (431)      (454)      (463)      (538)       (59)       (37)
                                                           ------     ------     ------     ------     ------     ------     ------
        Stockholders' equity .........                        393        142        102        (14)       (30)       386        383
                                                           ======     ======     ======     ======     ======     ======     ======
     Our participation ...............                      16.82%     45.58%     49.29%     51.00%     51.00%     40.00%     40.00%
                                                           ------     ------     ------     ------     ------     ------     ------
     Investments .....................                         66         65         50         (7)       (15)       154        153
                                                           ======     ======     ======     ======     ======     ======     ======

                                                                                                             Year ended December 31
                                        -------------------------------------------------------------------------------------------
                                                         ALUNORTE                           ALBRAS                              MRN
                                        -------------------------     ----------------------------     ----------------------------
                                          2001      2000     1999       2001       2000       1999       2001       2000       1999
                                        ------    ------   ------     ------     ------     ------     ------     ------     ------
     Statement of Operations
        Net sales ....................     294       322      253        472        551        459        211        217        205
        Costs and expenses ...........    (302)     (327)    (446)(*)   (429)      (452)      (755)(*)   (121)      (109)      (156)
        Income (loss) before income
          taxes ......................      (8)       (5)    (193)        43         99       (296)        90        108         49
        Income taxes .................      (5)       28       56        (35)        30         93         (9)       (17)       (23)
                                        ------    ------   ------     ------     ------     ------     ------     ------     ------
        Net income (loss) ............     (13)       23     (137)         8        129       (203)        81         91         26
                                        ======    ======   ======     ======     ======     ======     ======     ======     ======
     Our participation ...............   45.58%    49.29%   65.82%     51.00%     51.00%     51.00%     40.00%     40.00%     40.00%

     Participation in results ........      (6)       11      (89)         4         66       (104)        32         36         10
     Change in provision for losses ..                 -       89         (4)       (66)       104          -          -          -
                                        ------    ------   ------     ------     ------     ------     ------     ------     ------
     Equity adjustments ..............      (6)       11        -          -          -          -         32         36         10
                                        ======    ======   ======     ======     ======     ======     ======     ======     ======

     (*) Includes exchange losses of $213 (ALUNORTE), and $378 (ALBRAS) for the year ended December 31, 1999 - see Note 20.

     The provision for losses on equity investments of $9 and $21 at December 31, 2001 and 2000, respectively, relates to our investments in affiliates which have reported negative stockholders' equity in their financial statements prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and
     (b) subsequently provide for our portion of negative equity. The provision is comprised as follows:

                                                  Cia
                                              Ferroviaria
                                              do Nordeste        ALBRAS           TOTAL
                                              ------------    ------------    ------------
     Provision at January 1, 2000 .........             (4)            (83)            (87)

     Change in provision - results ........             (4)             66              62
     Payment of capital ...................              1               -               1
     Translation adjustment ...............              1               2               3
                                              ------------    ------------    ------------
     Provision at December 31, 2000 .......             (6)            (15)            (21)

     Change in provision - results ........             (8)              4              (4)
     Payment of capital ...................             10               -              10
     Translation adjustment ...............              2               4               6
                                              ------------    ------------    ------------
     Provision at December 31 , 2001 ......             (2)             (7)             (9)
                                              ============    ============    ============

     Our participation in ALUNORTE (45.58% at December 31, 2001) changed several times during the periods presented, but we did not consolidate the financial statements of this investee due to the temporary nature of our increased holding. Movements on the investment account and related provision during the three years ended December 31, 2001 are as follows:

                                                                               ALUNORTE
                                                       Total shares of     shares owned
                                                              ALUNORTE          by CVRD
                                                        (in thousands)    (in thousands)        Investment           Goodwill
                                                       ---------------   ---------------    ---------------    ---------------
     Balance January 1, 1999 .......................           325,107           174,279                  -                  -
     Purchase of additional participation:
       January 1999 ................................           453,921           124,491                 68                 48
       December 1999 ...............................           598,184           144,263                 55                 30
     Participation in 1999 losses ..................                 -                 -                (89)                 -
     Translation adjustment ........................                 -                 -                 (7)                 -
                                                                         ---------------    ---------------    ---------------
     Balance December 31, 1999 .....................           598,184           443,033                 27                 78
     Sale of participation in January 2000 .........           598,184          (124,491)                (7)               (48)
     Changes in participation-subscriptions by
     other shareholders ............................                 -                 -                 19                  -
     Capital call ..................................           673,494            13,437                  5                  -
     Participation in 2000 net income ..............                 -                 -                 11                  -
     Translation adjustment ........................                 -                 -                 (5)                 -
                                                                         ---------------    ---------------    ---------------
     Balance December 31, 2000 .....................           673,494           331,979                 50                 30
     Purchase of additional participation ..........           211,916            71,542                 20                  -
     Changes in participation-subscriptions by
     other shareholders ............................                 -                 -                  6                  -
     Participation in 2001 net income ..............                 -                 -                 (6)                 -
     Goodwill amortized ............................                 -                 -                  -                 (1)
     Translation adjustment ........................                 -                 -                 (5)                (5)
                                                                         ---------------    ---------------    ---------------
     Balance December 31, 2001 .....................           885,410           403,521                 65                 24
                                                                         ===============    ===============    ===============

                                                            Provision                Net
                                                       ---------------    ---------------
     Balance January 1, 1999 .......................                (9)                (9)
     Purchase of additional participation:
       January 1999 ................................                 9                125
       December 1999 ...............................                 -                 85
     Participation in 1999 losses ..................                 -                (89)
     Translation adjustment ........................                 -                 (7)
                                                       ---------------    ---------------
     Balance December 31, 1999 .....................                 -                105
     Sale of participation in January 2000 .........                 -                (55)
     Changes in participation-subscriptions by
     other shareholders ............................                 -                 19
     Capital call ..................................                 -                  5
     Participation in 2000 net income ..............                 -                 11
     Translation adjustment ........................                 -                 (5)
                                                       ---------------    ---------------
     Balance December 31, 2000 .....................                 -                 80
     Purchase of additional participation ..........                 -                 20
     Changes in participation-subscriptions by
     other shareholders ............................                 -                  6
     Participation in 2001 net income ..............                 -                 (6)
     Goodwill amortized ............................                 -                 (1)
     Translation adjustment ........................                 -                (10)
                                                       ---------------    ---------------
     Balance December 31, 2001 .....................                 -                 89
                                                       ===============    ===============

     On January 14, 2000 we entered into a structured transaction with an unrelated party to sell both a 20.81% of the capital of ALUNORTE and a beneficial interest in 8% of the capital of MRN owned by us for a total of $164, resulting in a net gain to us of $54, recorded in other operating income, as follows:

     Book value of 124,491 thousand shares of ALUNORTE sold .....         (7)
     Goodwill amortized .........................................        (48)
     Book value of beneficial interest in 8% of MRN .............          -
                                                                    --------
                                                                         (55)
     Cash received by us
      On transfer of ALUNORTE shares ............................         44
      On issue and sale of Perpetual Notes ......................        120
     Fair value of Perpetual Notes ..............................        (55)
                                                                    --------
     Gain recognized on the transaction .........................         54
                                                                    ========

     The Perpetual Notes are exchangeable for 48 billion preferred shares of the affiliate MRN (initially equivalent to 8% of the total number of shares of MRN owned by us). Interest is payable on the Notes in an amount equal to dividends paid on the underlying preferred shares, relative to periods starting as from the 2000 fiscal year. The Notes may be redeemed at our option or the Noteholders at any time by transfer of the underlying preferred shares to the Noteholders, providing the rights of pre-emption of the existing shareholders of MRN have been waived or have expired. Redemption by transfer of the underlying net assets of MRN is compulsory if certain events occur, including the liquidation or merger of MRN or the transfer of MRN's asset and liabilities to a consortium formed by its shareholders to take over the operations of MRN. In the event of early termination the Notes may be redeemed, at the option the Noteholders, in lieu of transfer of the shares, for a cash sum equal to $48 plus the net present value of average annual earnings declared and paid by MRN for the three years immediately preceding such termination multiplied by 20 and discounted by 10% per year. This latter amount represents a fair value of $55.

     On October 6, 2000, with the objective of financing part of the expansion in its alumina production capacity from 1.5 million tons to 2.3 million tons per year, ALUNORTE called a capital increase of $126, to be paid up in 6 installments. Up to December 31,2000, three of these installments have been made and ALUVALE contributed with $25, changing its stockholding interest to 48.58%.

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

     Dividends received from investees aggregated $132, $133 and $64 in 2001, 2000 and 1999, respectively.

11  Short-term debt

     Our short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

                                                           As of December 31
                                                        -----------------------
                                                        2001               2000
                                                        ----               ----

Export ..................................                498                386
Import ..................................                  1                 11
Working Capital .........................                 90                 68
                                                         ---                ---
                                                         589                465
                                                         ===                ===

     Average annual interest rates on short-term borrowings were 4.96% and 8.18% in 2001 and 2000, respectively.

12  Long-term debt

                                                                                       As of December 31
                                                                                     ---------------------
                                                                Current liabilities  Long-Term liabilities
                                                                -------------------  ---------------------
                                                                  2001       2000       2001       2000
                                                                  ----       ----       ----       ----
Foreign debt
 Loans and financing contracted in the following currencies, maturing up to 2011:
    United States dollars .................................        192        170      1,104        990
    Japanese Yen ..........................................          8         10         27          4
    Others ................................................          2          2          2          4
Fixed Rate Notes - US$ denominated ........................         --         --        500        500
Export Securitization - US$ denominated ...................         --         --        300        300
Perpetual notes ...........................................         --         --         55         55
Accrued charges ...........................................         25         41         --         --
                                                                  ----       ----      -----      -----
                                                                   227        223      1,988      1,853
                                                                  ----       ----      -----      -----
Local debt
 Indexed by Long-Term Interest Rate - TJLP
   maturing up to 2002 ....................................         28          6          9         40
 Indexed by General Price Index-Market (IGPM)
   maturing up to 2005 ....................................         21         21         31         49
 Basket of currencies .....................................         15         15         39         51
 Capital Lease ............................................         --          1          3         --
 Shareholders revenue interests (Note 3) ..................                    --          3          3
 Indexed by U.S. dollars ..................................          4         11        100         24
 Accrued charges ..........................................          1          3         --         --
                                                                  ----       ----      -----      -----
                                                                    69         57        182        167
                                                                  ----       ----      -----      -----
Total .....................................................        296        280      2,170      2,020
                                                                  ====       ====      =====      =====

     The long-term portion at December 31, 2001 becomes due in the following years:

      2003 ................................................                662
      2004 ................................................                725
      2005 ................................................                255
      2006 ................................................                151
      2007 ................................................                225
      2008 and thereafter .................................                 97
      No due date (Perpetual notes) .......................                 55
                                                                         -----
                                                                         2,170
                                                                         =====

     At December 31, 2001 annual interest rates on long-term debt were as follows:

      Up to 7% ............................................              1,309
      7.1% to 9% ..........................................                495
      9.1% to 11% .........................................                509
      Over 11% ............................................                 89
      Variable (Perpetual notes) ..........................                 64
                                                                         -----
                                                                         2,466
                                                                         =====

     The indexes applied to debt and respective percentage variations in each year were as follows:

                                                2001         2000         1999
                                               -----         ----        -----
      TJLP - Long-Term
        Interest Rate (effective rate) ...      3.34         4.56         6.92
      IGP-M - General Price Index - Market     10.40         9.95        20.10
      United States Dollar ...............     18.70         9.30        48.01

     Long-term debt at December 31, 2001 is guaranteed or secured as follows:

                                                                 Amount of debt
                                                                   guaranteed
                                                                 --------------

     Federal Government guarantee (for which we have provided
        counter-guarantees)                                              308
     Third party guarantees                                              150
     Export receivables (securitization)                                 125
     Ships                                                                50


     In October 2000 we issued $300 under a US dollar - denominated export securitization program, divided into three tranches as follows:

                                                  Grace
                                       Tenor      Period          Effective
                         Amount       (years)     (years)          rate p.a.
                         ------       -------     -------        -----------
     Tranche 1               25            7           2              8.682%

     Tranche 2              125            7           2         Libor+0.65%

     Tranche 3              150           10           3              8.926%
                            ---
                            300
                            ===

     Tranche 2 is guaranteed by an insurance contract with a major U.S. insurance company.

     On March 8, 2002 our wholly-owned subsidiary, Vale Overseas Limited, issued $300 of 8.625% Enhanced Guaranteed Notes due March 8, 2007, unconditionally guaranteed by us.

13  Stockholders' equity

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

     The Board of Directors authorized the acquisition of up to 9,832,691 of our own preferred class A shares, to remain in treasury for subsequent disposal or cancellation. As of December 31, 2001, 3,519,288 shares had been acquired, at an average weighted unit cost of R$20.03 (minimum cost of R$14.02 and maximum of R$24.19).

     Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual net income, upon approval at the annual stockholders' meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records. With respect to each of 2001, 2000 and 1999 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders as from January 1, 1996 is considered part of the minimum dividend.

     Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. At December 31, 2001, we had no undistributed retained earnings. In addition, appropriated retained earnings at December 31, 2001 includes $2,215, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

     No withholding tax is payable on distribution of profits earned as from January 1, 1996, except for distributions in the form of interest attributed to stockholders as explained in Note 2 (m).

     Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

                                                 Year ended December 31
                                            -------------------------------
                                             2001         2000         1999
                                            ------       ------       ------
Appropriated retained earnings
  Unrealized income reserve
    Balance January 1 ..............          874        1,062        1,636
    Transfer to retained earnings ..         (326)        (188)        (574)
                                            -----        -----        -----
    Balance December 31 ............          548          874        1,062

   Expansion reserve
    Balance January 1 ..............        1,546        1,367        1,685
    Transfer to capital stock ......         (278)          --           --
    Transfer to retained earnings ..          399          179         (318)
                                            -----        -----        -----
    Balance December 31 ............        1,667        1,546        1,367

  Legal reserve
    Balance January 1 ..............          307          284          368
    Transfer to retained earnings ..           18           23          (84)
                                            -----        -----        -----
    Balance December 31 ............          325          307          284

  Fiscal incentive depletion reserve
    Balance January 1 ..............          771          842        1,246
    Transfer to retained earnings ..         (122)         (71)        (404)
                                            -----        -----        -----
    Balance December 31 ............          649          771          842

  Fiscal incentive investment reserve
    Balance January 1 ..............           39           12          277
    Transfer to capital stock ......          (33)          --         (187)
    Transfer (to) from retained
      earnings .....................           17           27          (78)
                                            -----        -----        -----
    Balance December 31 ............           23           39           12
                                            -----        -----        -----
  Total appropriated retained earnings      3,212        3,537        3,567
                                            =====        =====        =====

     The purpose and basis of appropriation to such reserves is described below:

     o Unrealized income reserve - this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

     o Expansion reserve - this is a general reserve for expansion of our activities.

     o Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

     o Fiscal incentive depletion reserve - this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

     o Fiscal incentive investment reserve - this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve also contemplates the tax incentives described in Note 5.


14  Pension plans

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

     The following information details the status of the defined benefit elements of our plans in accordance with SFAS 132 "Employers' Disclosure about Pensions and Other Post-retirement Benefits":

(a)  Change in benefit obligation
                                                            As of December 31
                                                           -------------------
                                                            2001          2000
                                                           -----         -----
     Benefit obligation at beginning of year ......        1,596         1,440

     Service cost .................................            2            10

     Interest cost ................................           78            91

     Benefits paid ................................          (88)         (109)

     Plan amendments ..............................         --             (13)

     Effect of exchange rate changes ..............         (252)          (65)

     Actuarial loss ...............................           52           242
                                                           -----         -----
     Benefit obligation at end of year ............        1,388         1,596
                                                           =====         =====

     The actuarial loss of $ 242 in the year ended December 31, 2000 is mainly due to the adoption of a new mortality table which is considered to better reflect the current life expectancy of the plan participants.

(b)  Change in plan assets
                                                             As of December 31
                                                           -----         -----
                                                            2001          2000
                                                           -----         -----
     Fair value of plan assets at beginning of year ..     1,189         1,231

     Actual return on plan assets ....................       220           128

     Special employer contributions (Note 4 (i)) .....       249          --

     Employer contributions ..........................        17            34

     Employee contributions ..........................      --               5

     Benefits paid ...................................       (88)         (109)

     Effect of exchange rate changes .................      (213)         (100)
                                                           -----         -----
     Fair value of plan assets at end of year ........     1,374         1,189
                                                           =====         =====

     Plan assets at December 31, 2001 include $83 of portfolio investments in our own shares ($95 at December 31, 2000) and $12 of shares of related parties ($9 at December 31, 2000), as well as $551 of Federal Government Securities ($480 at December 31, 2000).

(c)  Accrued pension cost liability

                                                            As of December 31
                                                          --------------------
                                                            2001          2000
                                                          ------        ------

   Funded status, excess of benefit obligation
     over plan assets..............................           14           407
   Unrecognized net transitory obligation .........          (94)         (125)
   Unrecognized net actuarial loss ................          (19)         (152)
                                                          ------        ------
   Accrued pension cost liability (prepaid
     pension cost) ................................          (99)          130
                                                          ======        ======

(d)  Recognition of additional minimum liability
                                                            As of December 31
                                                          --------------------
                                                           2001          2000
                                                          ------        ------
Accrued pension cost liability ....................          --            130
Unrecognized pension obligation, limited to
unrecognized net transitory obligation ............           14           125
Additional amount recognized in stockholders'
  equity ..........................................           --           151
                                                           -----         -----
Minimum liability .................................           14           406
                                                           =====         =====

Assumptions used in each period (expressed in nominal terms)

                                                           2001          2000
                                                        ----------    ----------
Discount rate .....................................     11% p.a.      11% p.a.
Expected return on plan assets ....................     11% p.a.      11% p.a.
Rate of compensation increase .....................     6.82% p.a.    6.82% p.a.

Net pension cost includes the following components:

                                                       Year ended December 31
                                                     --------------------------
                                                     2001       2000       1999
                                                     ----       ----       ----
Service cost - benefits earned during the period        2         10         31
Interest cost on projected benefit obligation ..       78         91        126
Actual return on assets ........................     (220)      (128)      (345)
Amortization of initial transitory obligation ..       12         15         17
Net deferral ...................................      160         58        241
                                                     ----       ----       ----
                                                       32         46         70
Employee contributions .........................       --         (5)       (15)
                                                     ----       ----       ----
Net periodic pension cost ......................       32         41         55
                                                     ====       ====       ====


     In addition to benefits provided under our pension plan accruals have been made relative to supplementary benefits extended in previous periods as part of early-retirement program. Such accruals included in long-term liabilities totaled $173 and $185, at December 31, 2001 and 2000, respectively, plus $28 and $30 in current liabilities.

     The cost recognized in the years 2001 and 2000 relative to the defined contribution element of the New Plan was $5 and $3, respectively.

15   Commitments and contingencies

(a) At December 31, 2001, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $702, of which $492 is denominated in United States dollars and the remaining $210 in local currency. These guarantees include $317 relative to ALBRAS and $51 relative to ALUNORTE (see Note 10).

(b) CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

     The provision for contingencies and the related judicial deposits are composed as follows:

                                                                          As of Decem ber 31
                                    --------------------------------------------------------
                                                            2001                        2000
                                    ----------------------------  --------------------------
                                    Provision for       Judicial  Provision for     Judicial
                                    contingencies       deposits   contingenies     deposits
                                    -------------       --------  -------------     --------
Lab or claims ....................            147             50            114           60
Civil claims .....................            123             53            137           58
Tax - related actions ............            177            131             80           54
Others ...........................              5              1              7            1
                                    -------------       --------  -------------     --------
                                              452            235            338          173
                                    -------------       --------  -------------     --------
Long -term .......................            452            235            338          173
                                    =============       ========  =============     ========

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

     Tax-related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements - CPMF.

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

     Contingencies settled in the years December 31, 2001 and 2000 aggregated $6 and $36, respectively, and additional provisions aggregated $79 and $101 in these years, respectively.

(c) We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d) We are committed under a take-or-pay agreement to take delivery of approximately 175,950 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,453.66 per metric ton at December 31,

     2001, represents an annual commitment of $256. We are also committed to take-or-pay 437,214 metric tons per year of alumina produced by ALUNORTE which at a market price of $176.08 per metric ton at December 31, 2001, represents an annual commitment of $77. Actual take from ALBRAS was $220, $242 and $222 in 2001, 2000 and 1999, respectively, and direct from ALUNORTE (net of take ceded to ALBRAS) was $36, $52 and $30 in 2001, 2000 and 1999, respectively.

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

     Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. Under certain circumstances, this period may be extended for an additional two years. We oversee these projects and BNDES advances us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2001, each of us and BNDES had remaining commitments to contribute an additional $89 toward exploration and development activities. We both expect to fund a portion of these contributions through the end of 2001. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party's contributions, or may choose to have its financial interest proportionally diluted. If a party's participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose
     (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

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

(f) At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debentures" to our then-existing shareholders, including the Brazilian Government. The terms of the "debentures", which are described below, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

     In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. At present the debentures cannot be traded. Holders will be able to trade the debentures only after a three-month period that will commence upon completion of the sale by the Brazilian Government of its 32% stake in our common shares, which occurred on March 27, 2002 (see Note 3). We will be required to register the debentures with the CVM in order to permit trading at this time.

     Under Brazilian Central Bank regulations, pre-privatization shareholders that held their shares through our preferred share American Depositary Receipt, or ADR, program were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank to distribute the debentures to the ADR holders, but the Central Bank rejected our request. We intend to renew our request to the Central Bank, but we cannot be sure that we will succeed. If the Central Bank does not approve our request, the ADR depositary will not be able to distribute the debentures to the ADR holders and will not be able to sell the debentures. Therefore, unless the Central Bank approves our request, the debentures will not have any value for ADR holders.

     Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted. Based on current production levels, and estimates for new projects for the cast is to start payments referring to cooper resource in 2004 we would related to iron ore resources in approximately 2012, and payments related to other mineral resources in later years.

     The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area                           Mineral            Required Payments by CVRD
-----------------------       ----------------    ----------------------------------------------------
Southern System               Iron ore            1.8% of net revenue, after total production from May
                                                  1997 exceeds 1.7 billion tons.

Northern System               Iron ore            1.8% of net revenue, after total production from May
                                                  1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas,           Gold and copper     2.5% of net revenue from the beginning of commercial
Liberdade and Sossego                             production.

Igarape Bahia and             Gold and copper     2.5% of net revenue, after total production from the
Alemao                                            beginning of commercial production exceeds 70 tons of
                                                  gold.

Fazenda Brasileiro            Gold                2.5% of net revenue after total production from the
                                                  beginning of commercial production exceeds 26 tons.


Other areas, excluding        Gold                2.5% of net revenue.
Carajas/ Serra Leste

Other areas owned as          Other minerals      1% of net revenue, 4 years after the beginning of
of May 1997                                       commercial production.

All areas                     Sale of mineral     1% of the sales price.
                              rights owned as
                              of May 1997


(g) At December 31, 2001 we have provided $29 for environmental liabilities. Such provisions relate to site restoration at mines already closed or which are expected to be closed in the next two years.

     We use various judgments and assumptions when measuring our environmental liabilities. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain .

 16  Segment and geographical information

     In 1999 we adopted SFAS 131 "Disclosures about Segments of an Enterprise and Related Information" with respect to the information we present about our operating segments. SFAS 131 introduced a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

     Ferrous products - comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferrous alloys are also classified in this segment.

     Non-ferrous products - comprises the production of gold and other non-ferrous minerals.

     Logistics - comprises our transportation systems as they pertain to external commercial operations, and the operations of our ships.

     Holdings - divided into the following sub-groups:

     o Pulp and paper - comprises our forestation activities and investments in joint ventures and affiliates engaged in the manufacture of pulp and paper products.

     o Aluminum - comprises aluminum trading activities and investments in joint ventures and affiliates engaged in bauxite mining, alumina refining and aluminum metal smelting.

     o Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

     o Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

     Corporate Center - the Corporate Center is responsible for accounting and control, finance, legal matters, human resources and administration, investor and external relations and internal auditing.

     Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations, and is focused primarily on return on capital employed (ROCE), net operating profit less taxes (NOPLT) as well as net income.

     In 2000 we transferred various accounting, control, legal and information technology functions from the operating divisions to our Corporate Center. We estimate that this transfer increased the costs in our Corporate Center by approximately $8, and reduced the costs of our ferrous, non ferrous and logistics segments by $6, $1 and $1, respectively.

     Consolidated net income and principal assets are reconciled as follows (certain minor reclassifications have been made to the 2000 and 1999 information to be comparable with that for 2001):

     Consolidated net income and principal assets are reconciled as follows:

                                                                                                                                2001
                            --------------------------------------------------------------------------------------------------------
                                                                                      Holdings
                                                          -------------------------------------
                                         Non              Pulp and                              Corporate
                            Ferrous  ferrous   Logistics     paper  Aluminum    Steel    Others   Center  Eliminatins  Consolidated
                            -------  -------   ---------  --------  --------    ----- ---------   ------  -----------  ------------
RESULTS
Revenues - Export .........   3,559      173         147        47       282       --        --       --       (1,359)        2,849
Revenues - Domestic .......   1,082       79         344         8         1       --        --       --         (231)        1,283
Cost and expenses .........  (3,218)    (197)       (422)(1)   628(2)   (259)     120(3)     --     (759)       1,541        (2,566)
Interest revenue ..........     169        1          11         3         7        3        --       --          (59)          135
Interest expense ..........    (368)     (10)        (11)       --        (1)      (4)       --       --           59          (335)
Depreciation ..............    (167)     (17)        (26)       (2)       --       --        --       --           --          (212)
Pension plan ..............     (27)      (3)         (2)       --        --       --        --       --           --           (32)
Equity and provision for
  losses ..................      (1)       1        (114)       11        41        5         4       --           --           (53)
Income taxes ..............       1       --          (3)       --         1       --        --      219           --           218
                            -------   ------      ------    ------    ------   ------   -------   ------      -------        ------
Net income ................   1,030       27         (76)      695        72      124         4     (540)         (49)        1,287
                            =======   ======      ======    ======    ======   ======   =======   ======      =======        ======
Sales classified by
  geographic destination:
Export market
Latin America .............     238       --          65        --         9       --       --        --         (118)          194
United States .............     247      139          21        47        73       --       --        --         (112)          415
Europe ....................   1,469       33          44        --        173      --       --        --         (490)        1,229
Middle East ...............     216       --           4        --        --       --       --        --          (20)          200
Japan .....................     525       --          10        --        12       --       --        --         (245)          302
Asia, other than Japan ....     864        1           3        --        15       --       --        --         (374)          509
                            -------   ------      ------    ------    ------   ------   -------   ------      -------        ------
                              3,559      173         147        47       282       --       --        --       (1,359)        2,849
                            -------   ------      ------    ------    ------   ------   -------   ------      -------        ------
Domestic market ...........   1,082       79         344         8         1       --       --        --         (231)        1,283
                            -------   ------      ------    ------    ------   ------   -------   ------      -------        ------
                              4,641      252         491        55       283       --       --        --       (1,590)        4,132
                            =======   ======      ======    ======    ======   ======   =======   ======      =======        ======
Assets:

Property, plant and
  equipment, net ..........   3,146      240         305       90         --       --        7        25           --         3,813
Capital expenditures ......     506       40          25       22         --       --       --         2           --           595
Investments in affiliated
  companies and joint
  ventures and other
  investments, net
  provision for losses.....     673       29          34       --        287      159       36        --           --         1,218
                            =======   ======      ======    ======    ======   ======   =======   ======      =======        ======
Capital employed ..........   2,980      249         313       50         18       13        7        (4)           4         3,630
NOPLT .....................   1,356       56         149        2         25       14       --       (82)         (49)        1,471
ROCE ......................      46%      22%         48%       4%       139%     108%      --        --           --            41%

(1) - Includes provisions $101 to reflect realizable value of assets
(2) - Includes $170 profit on sale of Bahia Sul Celulose S.A. - BSC and $507 profit on sale of Celulose Nipo-Brasileira S.A. - CENIBRA
(3) - Includes $107 profit on sale of Companhia Siderurgica Nacional - CSN



                                                                F-32

                                                                                                                                2002
                            --------------------------------------------------------------------------------------------------------
                                                                                      Holdings
                                                          -------------------------------------
                                         Non              Pulp and                    Corporate
                            Ferrous  ferrous   Logistics     paper  Aluminum    Steel    Others   Center  Eliminatins  Consolidated
                            -------  -------   ---------  --------  --------    ----- ---------   ------  -----------  ------------
RESULTS
Revenues - Export ..........  2,849      198         195       121       351        -         -        -       (1,068)        2,646
Revenues - Domestic ........  1,000       90         403        21        12        1         -        -         (104)        1,423
Cost and expenses .......... (2,585)    (214)       (418)     (156)     (261)     (10)        -     (578)       1,196        (3,026)
Interest revenue ...........     52        1           1         7        25        5         -      173          (56)          208
Interest expense ...........    (74)     (12)         (6)        -        (2)      (6)        -     (247)          32          (315)
Depreciation ...............   (115)     (30)        (22)      (22)        -        -         -       (6)           -          (195)
Pension plan ...............     (7)      (2)          -         -         -        -         -        -            -            (9)
Equity and provision
  for losses ...............     46        -         (22)      108       126       59         5        -            -           322
Income taxes ...............      8        -           5        (7)       (5)     (48)        -       79            -            32
                            -------   ------      ------    ------    ------   ------   -------   ------      -------        ------
Net income .................  1,174       31         136        72       246        1         5     (579)           -         1,086
                            =======   ======      ======    ======    ======   ======   =======   ======      =======        ======

Sales classified by
  geographic destination:
Export market
Latin America ..............    224        -          30         -        23        -         -        -          (91)          186
United States ..............    252      156          64        73        39        -         -        -         (108)          476
Europe .....................    969       35          75        48       237        -         -        -         (222)        1,142
Middle East ................    209        -           6         -        16        -         -        -          (19)          212
Japan ......................    544        4          15         -        34        -         -        -         (308)          289
Asia, other than Japan .....    651        3           5         -         2        -         -        -         (320)          341
                            -------   ------      ------    ------    ------   ------   -------   ------      -------        ------
                              2,849      198         195       121       351        -         -        -       (1,068)        2,646
Domestic market ............  1,000       90         403        21        12        1         -        -         (104)        1,423
                            -------   ------      ------    ------    ------   ------   -------   ------      -------        ------
                              3,849      288         598       142       363        1         -        -       (1,172)        4,069
                            =======   ======      ======    ======    ======   ======   =======   ======      =======        ======

Assets :

Property, plant and
  equipment, net ...........  3,077      325         374       149         -        -         -       30            -         3,955
Capital expenditures .......    373       50          14         -         -        -         -       10            -           447
Investments in affiliated
  companies and joint
  ventures and other
  investments, net provision
  for losses................    519       31         151       372       262      423        37        -            -         1,795
                            =======   ======      ======    ======    ======   ======   =======   ======      =======        ======
Capital employed ...........  3,064      316         390       135       (10)       1        14       (6)           8         3,912
NOPLT ......................  1,155       52         165       (44)       23      (54)        -      (63)          16         1,250
ROCE .......................     38%      16%         42%      (33%)       -        -         -        -            -            32%



                                                                F-33

                                                                                                                                1999
                            --------------------------------------------------------------------------------------------------------
                                                                                      Holdings
                                                          -------------------------------------
                                         Non              Pulp and                    Corporate
                            Ferrous  ferrous   Logistics     paper  Aluminum    Steel    Others   Center  Eliminatins  Consolidated
                            -------  -------   ---------  --------  --------    ----- ---------   ------  -----------  ------------
RESULTS
Revenues - Export ..........  1,989      143         100       101       318        -         -        -         (578)        2,073
Revenues - Domestic ........    639       96         318        10        62        -         -        -          (41)        1,084
Cost and expenses .......... (1,435)    (151)       (396)     (103)     (367)       -         -     (428)         619        (2,261)
Interest revenue ...........     46        -           8         4         9        -         -      170          (37)          200
Interest expense ...........    (50)       -         (13)        -        (6)       -         -     (201)          37          (233)
Depreciation ...............   (120)     (16)        (21)       (6)        -        -         -        -            -          (163)
Pension plan ...............    (21)      (4)         (3)        -         -        -         -        -            -           (28)
Equity and provision for
  losses ...................    (44)     (15)         (9)        9      (182)       7         -        7            -          (227)
Income taxes ...............      -        -          14        (5)        -        -         -      (42)           -           (33)
                            -------   ------      ------    ------    ------   ------   -------   ------      -------        ------
Net income .................  1,004       53          (2)       10      (166)       7         -     (494)           -           412
                            =======   ======      ======    ======    ======   ======   =======   ======      =======        ======

Sales classified by
  geographic destination:
Export market
Latin America ..............    149        -          13         -         5        -         -        -          (60)          107
United States ..............    147      139          34        62        23        -         -        -          (71)          334
Europe .....................    621        -          31        39       146        -         -        -         (110)          727
Middle East ................    146        -           3         -         -        -         -        -          (13)          136
Japan ......................    351        -           9         -        94        -         -        -          (83)          371
Asia, other than Japan .....    575        4           9         -        50        -         -        -         (241)          397
Others .....................      -        -           1         -         -        -         -        -            -             1
                            -------   ------      ------    ------    ------   ------   -------   ------      -------        ------
                              1,989      143         100       101       318        -         -        -         (578)        2,073
Domestic market ............    639       96         318        10        62        -         -        -          (41)        1,084
                            -------   ------      ------    ------    ------   ------   -------   ------      -------        ------
                              2,628      239         418       111       380        -         -        -         (619)        3,157
                            =======   ======      ======    ======    ======   ======   =======   ======      =======        ======

Assets :

Property, plant and
  equipment, net ...........  2,950      400         404       158         -        -         -       31            -         3,943
Capital expenditures .......    201       56           4         -         -        -         -        4            -           265
Investments in affiliated
  companies and joint
  ventures and other
  investments, net
  provision for loss .......    116       33          68       318       208      426        34        -            -         1,203
                            =======   ======      ======    ======    ======   ======   =======   ======      =======        ======
Capital employed ...........  3,081      399         419       148         9        -         -       (9)           -         4,047
NOPLT ......................  1,055       68          28         6        28        -         -     (309)          11           887
ROCE .......................     34%      17%          7%        4%      311%       -         -        -            -            22%



                                                                F-34

17   Related party transactions

     Transactions with major related parties (including agencies of the Brazilian Federal Government) resulted in the following balances:

                                                                                  As of December 31
                                          ---------------------------------------------------------
                                                             2001                              2000
                                          ------      -----------           ------      -----------
                                          Assets      Liabilities           Assets      Liabilities

AFFILIATED COMPANIES AND JOINT VENTURES
ALUNORTE (1) .........................       321               76              332               45
CENIBRA (2) ..........................        --               --              126               41
Salobo Metais S.A (3) ................        70               --               76               --
FCA ..................................       154                2              151               18
HISPANOBRAS ..........................        21               28               21               23
ITABRASCO ............................        18               17               17               22
NIBRASCO .............................        20                5               29               38
KOBRASCO .............................        35               25               34                7
Wilsea Shipping Inc ..................        --               --               --               34
USIMINAS .............................        23               --               24               --
ALBRAS ...............................         1               15                1               24
URUCUM ...............................        --               --                8                1
Others ...............................       154              106              133               85

EMPLOYEE FUNDS

Fundacao Vale do Rio Doce ............        --               --               --                 1
VALIA ................................        --                1               --                40

BRAZILIAN FEDERAL GOVERNM ENT

Banco do Brasil S.A (4) ..............        83               --               85                3
Rede Ferroviaria Federal S.A .........        11               32               13               39
BNDES ................................         6              163                7              158
                                             ---              ---              ---              ---
                                             917              470            1,057              579
                                             ===              ===              ===              ===
Current ..............................       350              293              337              378
                                             ===              ===              ===              ===
Long-term ............................       567              177              720              201
                                             ===              ===              ===              ===

(1) Includes onlending outstanding balance of $192 (2000 - $204), with identical conditions and terms, of a $200 U.S. dollar denominated loan obtained by us from the Nippon Amazon Aluminium Company (NAAC) in January 1997 (bearing interest of 6.41% p.a. and maturing up to 2011).

(2) Includes onlending outstanding balance of $94 (2000 - $117), with identical conditions and terms, of a $200 U.S. dollar denominated loan obtained by us from the Japanese Eximbank in 1996, bearing interest of 6.21% p.a. and maturing up to 2004.

(3) Convertible debentures bearing interest of IGPM plus 6.50% p.a., maturing up to 2002.

(4)  Represents interest bearing deposits and investment funds.

These balances are included in the following balance sheet classifications:

                                                                                  As of December 31
                                          ---------------------------------------------------------
                                                             2001                              2000
                                          ------      -----------           ------      -----------
                                          Assets      Liabilities           Assets      Liabilities
Current assets
Cash and cash equivalents ............        83               --               85               --
Accounts receivable ..................       106               --              125               --
Loans and advances to related parties        160               --              121               --
Others ...............................         1               --                6               --

Other assets
Loans and advances to related parties        555               --              704               --
Others ...............................        12               --               16              --


Current liabilities
Suppliers ............................        --              101               --              179
Current portion of long-term debt ....        --               22               --               30

Loans from related parties ...........        --              168               --              152
Others ...............................        --                2               --               17

Long-term liabilities
Long-term debt .......................        --              156               --              128
Loans from related parties ...........        --               --               --               21
Others ...............................        --               21               --               52
                                            ----             ----            -----             ----
                                             917              470            1,057              579
                                            ====             ====            =====             ====

The principal amounts of business and financial operations carried out with major related parties are as follows:


                                                                    Year ended December 31
                                      ----------------------------------------------------
                                                 2001              2000               1999
                                      ---------------   ---------------   ----------------
                                      Income  Expense   Income  Expense   Income   Expense
                                      ------  -------   ------  -------   ------   -------
AFFILIATED COMPANIES AND JOINT VENTURES
CST ................................     146       --      166       --      135        --
NIBRASCO ...........................     135      132      172      205       44        58
ALUNORTE ...........................      84       38       42       93      167        28
SIDERAR ............................      30      --        18      --        30        --
ITABRASCO ..........................      67       33       66       24       57        23
HISPANOBRAS ........................      74       74       75       77       26        50
KOBRASCO ...........................      75       63       76       18       62        67
CENIBRA ............................      30       46       33      123       78        99
USIMINAS ...........................      59       --       47       --       18        --
ACOMINAS ...........................       4       --        7      --         8        --
ALBRAS .............................       5      208        6      216       14       205
VALESUL ............................      --       --        4       --       --        24
MRN ................................      --       17        1       17       --        20
Others .............................      95      142        82      75       80       59

BRAZILIAN FEDERAL GOVERNMENT

Banco do Brasil S.A ................      27       --       46       24       46        14
Petroleo Brasileiro S.A. - PETROBRAS       2       18        6       11        1        17
Centrais Eletricas Brasileiras S.A .       1       --       --       --       --        --
BNDES ..............................       1       19        1       18        1        12
                                      ------  -------   ------  -------   ------   -------
                                         835      790      848      901      767       676
                                      ======  =======   ======  =======   ======   =======


These amounts are included in the following statement of income classifications:

                                                                    Year ended December 31
                                      ----------------------------------------------------
                                                 2001              2000               1999
                                      ---------------   ---------------   ----------------
                                      Income  Expense   Income  Expense   Income   Expense
                                      ------  -------   ------  -------   ------   -------
AFFILIATED COMPANIES AND JOINT VENTURES
Sales of iron ore and pellets ........   518      349      494      313      288       175
Revenues from transportation services     85        -      133        -       89         -
Cost of aluminum products ............    -       254        -      327        -       271
Financial income/expenses ............   180       59      117       79      101        59
Others ...............................    52      128      104      182      289       171
                                      ------  -------   ------  -------   ------   -------
                                         835      790      848      901      767       676
                                      ======  =======   ======  =======   ======   =======

18   Fair value of financial instruments

     The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

     The market value of long-term investments, where available, is disclosed in Note 10 to these financial statements.

     Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt at December 31, 2001 is estimated as follows:

                                        As of December 31
                                      ---------------------
                                       2001           2000
                                      ------         ------

Fair market value ................    2,102           2,022
Carrying value ...................    2,170           2,020

     Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.

 19  Derivative financial instruments

     Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

     We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

     As from January 1, 2001 we adopted SFAS 133 "Accounting for Derivative Financial Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138, and began to recognize all derivatives on our balance sheet at fair value. Accordingly we recognized an initial transition adjustment of $12 as a charge in our statement of income relative to net unrealized losses on contracts open as of December 31, 2000. Subsequently to January 1, 2001 all derivatives have been adjusted to fair market value at each balance sheet date and the change included in current earnings.

For the year ended December 31, 2001 the movement of unrealized and realized gains or losses on derivative financial instruments is as follows:

                                                                                  Net Gains (losses)
                                                          ------------------------------------------
                                                                      Interest
                                                          Gold    rates (libor)   Currencies   Total
                                                          ----    -------------   ----------   -----

Initial unrealized gains and losses at January 1, 2001 ..    9             (8)           (4)     (3)

Change in the period ....................................    2            (36)           (4)    (38)

(Gains) and losses realized in the period ...............   (4)             8             4       8
                                                           ---           ----           ---    ----
Unrealized gains and (losses) at December 31, 2001 ......    7            (36)           (4)    (33)
                                                           ===           ====           ===    ====

Realized and unrealized gains and losses are included in our income statement under the following captions:

Gold - other operating costs and expenses;
Interest rates - financial expenses;
Currencies - foreign exchange and monetary losses, net.

Final maturity dates for the above instruments are as follows:

Gold .........................................................    December 2005
Interest rates (libor) .......................................    October 2007
Currencies ...................................................    April 2005

(a)  Interest Rate and Exchange Rate Risk

     Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect overselves against fluctuations in the LIBOR rate.

     There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while the majority of costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

     With the advent of a floating exchange rate regime in Brazil in January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

     From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the years December 31, 2001 our use of such instruments was not significant.

(b)  Commodity Price Risk

     We also use derivative instruments to manage exposure to changing gold prices. Derivatives allow the fixing of an average minimum profit level for future gold production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions. In the case of gold derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

     Our affiliates Albras and Alunorte manage the risk of fluctuating aluminum prices using derivatives, allowing an average minimum profit level for future production and ensuring stable cash generation. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for aluminum. We account for both affiliates using the equity method.

     In December 2000, we introduced a new risk management system to evaluate, measure and manage the market risk associated with our financial activities, using the value-at-risk - VAR method. VAR incorporates a variety of risk factors which affect our results, including commodity prices, interest and exchange rate volatilities, as well as the correlation between all these variables. This tool will permit more efficient monitoring of market risk exposure.

20   Information about independent accountants

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

     The following entities prepare financial statements in US GAAP which are audited in accordance with auditing standards generally accept in the United States of America:

                                                          Auditors     Years Audited   City   State   Country
                                                          --------     -------------   ----   -----   -------
Aluminio Brasileiro S.A. - ALBRAS ...................     DTT          2001, 2000,     RJ       RJ     Brazil
                                                                       1999
Alumina do Norte do Brasil S.A. - ALUNORTE ..........     DTT          2001, 2000,     RJ       RJ     Brazil
                                                                       1999
Vale do Rio Doce Aluminio S.A. - ALUVALE ............     DTT          2001, 2000,     RJ       RJ     Brazil
                                                                       1999
Bahia Sul Celulose S.A . (4) ........................     KPMG         2001, 2000,     SP       SP     Brazil
                                                                       1999
                                                                                       Orange
California Steel Industries , Inc. ..................     KPMG LLP     2001, 2000,     County   CA     USA
                                                                       1999
Celulose Nipo-Brasileira S.A. - CENIBRA (1) (4) .....     DTT          2001, 2000,     BH       MG     Brazil
                                                                       1999
Navegacao Vale do Rio Doce S.A. - DOCENAVE ..........     DTT          2001, 2000,     RJ       RJ     Brazil
                                                                       1999
DOCEPAR S.A. (1) ....................................     DTT          2001, 2000,     RJ       RJ     Brazil
                                                                       1999
Companhia Hispano-Brasileira de Pelotizacao -
  HISPANOBRAS .......................................     AA           2001, 2000,     Vitoria  ES     Brazil
                                                                       1999
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO     AA           2001, 2000,     Vitoria  ES     Brazil
                                                                       1999
Companhia Coreano Brasileira de Pelotizacao -
  KOBRASCO (2) ......................................     DTT          2001, 2000      RJ       RJ     Brazil

Mineracao Rio do Norte S.A. .........................     AA           2001, 2000,     RJ       RJ     Brazil
                                                                       1999
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO .     DTT          2001, 2000,     RJ       RJ     Brazil
                                                                       1999
Valesul Aluminio S.A. ...............................     KPMG         2001, 2000,     RJ       RJ     Brazil
                                                                       1999
Companhia Siderurgica Nacional (1) (4) ..............     AA           2000, 1999      RJ       RJ     Brazil

In addition to the above the following entities prepare financial statements in Brazilian GAAP which are audited in accordance with auditing standards generally accepted in Brazil. PricewaterhouseCoopers Auditores Independentes relies on such audits but is responsible for reviewing the US GAAP translation and, if applicable, US GAAP adjustments.





                                                          Auditors     Years Audited   City   State   Country
                                                          --------     -------------   ----   -----   -------
Terminal Vila Velha S.A. ............................     DTT          2001, 2000,       RJ     RJ     Brazil
                                                                       1999
Nova Era Silicon S.A. ...............................     DTT          2001, 2000        BH     MG     Brazil
Nova Era Silicon S.A. ...............................     Trevisan     1999              BH     MG     Brazil
Celmar S.A. - Industria de Celulose e Papel (2) .....      DTT         2001, 2000        RJ     RJ     Brazil
SIBRA Eletrosiderurgica Brasileira S.A. (3) .........      DTT         2001, 2000      Salvador BA     Brazil

AA - Arthur Andersen S/C
DTT - Deloitte Touche Tohmatsu
RJ - Rio de Janeiro
MG - Minas Gerais
BH - Belo Horizonte
SP - Sao Paulo
ES - Espirito Santo
BA - Bahia

(1)  Audited by PricewaterhouseCoopers in 1998.
(2)  Audited by PricewaterhouseCoopers in 1999 and 1998.
(3)  Consolidated as from 2000.
(4)  Investment sold in 2001.

                 INDEX TO FINANCIAL STATEMENTS OF VALE OVERSEAS

Report of PricewaterhouseCoopers Auditores Independentes dated
   March 26, 2002 regarding Vale Overseas for the year ended
   December 31, 2001..................................................... F-42

Balance Sheet as of December 31, 2001.................................... F-43

Notes to Balance Sheet................................................... F-44

Report of Independent Accountants




To the Board of Directors and Stockholders
Vale Overseas Limited


In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Vale Overseas Limited at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This balance sheet is the responsibility of the Company's management; our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.



March 26, 2002


PricewaterhouseCoopers
Auditores Independentes

Vale Overseas Limited

Balance sheet at December 31
Expressed in thousands of U.S. dollars
-------------------------------------------------------------------------------


Assets                                                                     2001
                                                                      ---------

Current assets
   Cash and cash equivalent                                               1,000
                                                                      ---------

                                                                          1,000
                                                                      =========

Liabilities


Stockholders' equity
   Common stock (1,000 common shares
       of a par value of US$1.00 each)                                    1,000
                                                                      ---------

                                                                          1,000
                                                                      =========




The accompanying notes are an integral part of these financial statements.

     Vale Overseas Limited

     Notes to the Balance Sheet
     at December 31, 2001
     --------------------------------------------------------------------------


1    Operations

     Vale Overseas Limited ( the "Company"), located in the Cayman Islands, was constituted in April, 2001 as a wholly-owned subsidiary of Companhia Vale do Rio Doce and operates principally as finance company.

2    Presentation of financial statements

     The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The transactions are accounted for in United States dollars and are tax exempt.

3    Cash and cash equivalents

     Cash and cash equivalents are denominated in U.S. dollars and represented, by short-term bank deposits.

4    Subsequent event

     On March 8, 2002, the Company issued US$ 300,000,000 of 8.625% Enhanced Guaranteed Notes due March 8, 2007 Unconditionally Guaranteed by Companhia Vale do Rio Doce.


                                *      *      *

           INDEX TO AUDIT REPORTS FROM INDEPENDENT ACCOUNTANTS LISTED
              IN NOTE 20 TO OUR CONSOLIDATED FINANCIAL STATEMENTS


Report of Deloitte Touche Tohmatsu dated January 24, 2002 with respect to the financial statements of Albras for the three years ended
    December 31, 2001, 2000 and 1999 ...................................    B-3

Report of Deloitte Touche Tohmatsu dated January 24, 2002 with respect to the financial statements of Alunorte for the three years ended
    December 31, 2001, 2000 and 1999 ...................................    B-4

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to the financial statements of Aluvale for the three years ended
    December 31, 2001, 2000 and 1999 ...................................    B-5

Report of KPMG LLP dated February 6, 2001 with respect to the financial statements of Bahia Sul Celulose S.A. for the two years
    ended December 31, 2000 and 1999 ...................................    B-6

Report of KPMG LLP dated January 21, 2002 with respect to the financial statements of CSI for the three years ended December 31,
    2001, 2000 and 1999 ................................................    B-7

Reports of Deloitte Touche Tomahtsu dated January 25, 2002 and January
    21, 2000 with respect to the financial statements of Cenibra for
    the three years ended December 31, 2001, 2000 and 1999 .............    B-8

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to the financial statements of Docenave for the three years ended
    December 31, 2001, 2000 and 1999 ...................................   B-11

Reports of Deloitte Touche Tohmatsu dated January 25, 2002 and February
    18, 2000 with respect to the financial statements of Docepar for
    the two years ended December 31, 2001, 2000 and 1999 ...............   B-12

Report of Arthur Andersen S/C dated January 24, 2002 with respect to the financial statements of Hispanobras for the three years ended
    December 31, 2001, 2000 and 1999 ...................................   B-14

Report of Arthur Andersen S/C dated January 24, 2002 with respect to the financial statements of Itabrasco for the three years ended
    December 31, 2001, 2000 and 1999 ...................................   B-15

Report of Deloitte Touche Tohmatsu dated January 18, 2002 with respect to the financial statements of Kobrasco for the two years ended
    December 31, 2001 and 2000 .........................................   B-16

Report of Arthur Andersen S/C dated January 25, 2002 with respect to the financial statements of MRN for the three years ended December
    31, 2001, 2000 and 1999 ............................................   B-17

Report of Deloitte Touche Tohmatsu dated January 18, 2002 with respect to the financial statements of Nibrasco for the three years ended
    December 31, 2001, 2000 and 1999 ...................................   B-18

Report of KPMG Auditores Independentes dated January 17, 2002 with respect to the financial statements of Valesul for the three years
    ended December 31, 2001, 2000 and 1999 .............................   B-19

Reports of Deloitte Touche Tohmatsu dated January 30, 2002 and
    February 2, 2001 with respect to financial statements of Terminal
    Vila Velha S.A for the three years ended December 31, 2001, 2000,
    and 1999 (English Version) .........................................   B-20

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to financial statements of Nova Era Silicon S.A. for the two years
    ended December 31, 2001 and 2000 (English Version) .................   B-22

Report of Trevisan dated January 18, 2000 with respect to financial statements of Nova Era Silicon S.A. for the two years ended
    December 31, 1999 and 1998 (English Version) .......................   B-24

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to financial statements of Celmar S.A.-Industria de Celulose e
    Papel for the two years ended December 31, 2001 and 2000 (English
    Version) ...........................................................   B-26

Report of Deloitte Touche Tohmatsu dated February 15, 2002 with respect to financial statements of SIBRA Eletrosiderurgica
    Brasileira S.A. for the two years ended December 31, 2001 and
    2000 ...............................................................   B-27

INDEPENDENT ACCOUNTANTS' REPORT

To the Directors and Stockholders of
ALBRAS - Aluminio Brasileiro S.A.
Barcarena - PA

We have audited the accompanying balance sheets of ALBRAS - Aluminio Brasileiro S.A. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows for the three-year period ended December 31, 2001 (all expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ALBRAS - Aluminio Brasileiro S.A. at December 31, 2001 and 2000 and the results of its operations and its cash flows for the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte Touche Tohmatsu

January 24, 2002

INDEPENDENT ACCOUNTANTS' REPORT

To the Directors and Stockholders
ALUNORTE - Alumina do Norte do Brasil S.A.
Barcarena - PA

We have audited the accompanying balance sheets of ALUNORTE - Alumina do Norte do Brasil S.A. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the three-year period ended December 31, 2001 (all expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ALUNORTE - Alumina do Norte do Brasil S.A. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte Touche Tohmatsu

January 24, 2002

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of Vale do Rio Doce Aluminio S.A. - ALUVALE

We have audited the accompanying balance sheets of Vale do Rio Doce Aluminio S.A. - ALUVALE as of December 31, 2001 and 2000, and the related statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2001 (all expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Mineracao Rio do Norte S.A and Valesul Aluminio S.A, the Company's investments which are accounted for by use of the equity method. The Company's equity in the aforementioned affiliated companies' net assets at December 31, 2001 and 2000, totaling US$204,951,000 and US$197,104,000, respectively, and the Company's net equity in the aforementioned affiliated companies' net income for the years ended December 31, 2001, 2000 and 1999, totaling US$51,990,000, US$47,861,000 and US$10,538,000, respectively, are included in the accompanying financial statements. The financial statements of the above mentioned affiliated companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Vale do Rio Doce Aluminio S.A. - ALUVALE as of December 31, 2001 and 2000 and the results of its operations, the changes in its stockholders' equity and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte Touche Tohmatsu

January 30, 2002

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders of
Bahia Sul Celulose S.A.

We have audited the accompanying consolidated balance sheets of Bahia Sul Celulose S.A. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and comprehensive (loss) income and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bahia Sul Celluose S.A. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG Auditors Independentes

Sao Paulo, Brazil
February 6, 2001

INDEPENDENT AUDITORS' REPORT


The Board of Directors
California Steel Industries, Inc.

We have audited the accompanying consolidated balance sheets of California Steel Industries, Inc. and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of California Steel Industries, Inc. and subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Orange County, California
January 21, 2002

INDEPENDENT AUDITORS' OPINION

To the Shareholders and Directors of
Celulose Nipo-Brasileira S.A. - CENIBRA
Belo Oriente/MG

We have audited the accompanying consolidated balance sheets of Celulose Nipo-Brasileira S.A. - CENIBRA as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity and of cash flows for the years then ended (all expressed in United States dollars). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celulose Nipo-Brasileira S.A. - CENIBRA and its subsidiaries as of December 31, 2001 and 2000, the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte Touche Tohmatsu

January 25, 2002

INDEPENDENT AUDITORS' OPINION

To the Shareholders and Directors of
Celulose Nipo-Brasileira S/A - CENIBRA
Belo Oriente/MG

We have audited the accompanying consolidated balance sheet of Celulose Nipo-Brasileira S/A - CENIBRA as of December 31, 1999 and the related statements of operations, changes in stockholders' equity and of cash flows for the year then ended (all expressed in United States dollars). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 1998 and 1997 were audited by other auditors whose reports, dated January 21, 1999 and February 6, 1998, respectively, expressed qualified opinion for 1998, in relation to the same matter mentioned in the third paragraph, the effect of which was US$6,500,000, and an unqualified opinion for 1997.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As mentioned in note 4, the Company has a lawsuit related to the deductibility of the effects of the restatement determined by Law N(degree)7.730/89, which established the "Plano Verao". Until December 31, 1997 the Company had recorded a provision for contingency in the amount of US$6,518,000 related to the tax effects (income tax and social contribution) for the use of the deductibility mentioned above. In December 1998, based on the opinion of its legal advisors, the management of the Company decided to revert the amount recorded as a provision for contingency. The Company obtained favorable decisions in lower courts, but the claim is still pending a decision in the Superior Court. We understand that conservatively, the Company should have maintained the recorded provision, and as such, the stockholders' equity as at December 31, 1999 is overstated by approximately US$4,611,000.

In our opinion, except for the matter mentioned in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celulose Nipo-Brasileira S/A - CENIBRA and its subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte Touche Tohmatsu

January 21, 2000

INDEPENDENT AUDITORS' OPINION

To the Board of Directors and Stockholders
Navegacao Vale do Rio Doce S.A. - DOCENAVE
Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheets of Navegacao Vale do Rio Doce S.A. - DOCENAVE and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the three-year period ended December 31, 2001 (all expressed in United States dollars). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the affiliated company, Wilsea Shipping, Inc., the Company's investment which is accounted for by use of the equity method. The Company's equity of US$647,000 and US$36,257,000 in the aforementioned affiliated company's net assets at December 31, 2001 and 2000, respectively, and net loss of US$610,000 and net income of US$13,984,000 and US$783,000 in that company's net income (loss) for the years ended December 31, 2001, 2000 and 1999, respectively, are included in the accompanying financial statements. The financial statements of the above mentioned affiliated company were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the accompanying financial statements referred to above presented fairly, in all material respects, the financial position of Navegacao Vale do Rio Doce S.A. - DOCENAVE and subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte Touche Tohmatsu

January 25, 2002

INDEPENDENT ACCOUNTANTS' REPORT

To The Board of Directors and Stockholders of
DOCEPAR S.A.
Rio de Janeiro - RJ

We have audited the accompanying balance sheet of DOCEPAR S.A. (previously Vale do Rio Doce Navegacao S.A. - DOCENAVE) as of December 31, 1999 and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended (all expressed in United States Dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the affiliated company, Companhia Siderurgica Nacional, the Company's investments which is accounted for by use of the equity method. The Company's equity of US$133,569,000 in the aforementioned affiliated company's net assets at December 31, 1999 and of US$3,328,000 in that company's net income for the year then ended are included in the accompanying financial statements. The financial statements of the above mentioned affiliated company were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the reports of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of DOCEPAR S.A. as of December 31, 1999 and the result of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company is not presenting the comparative financial statements for the years ended December 31, 1998 and 1997 due to certain corporate restructuring changes in the reporting entity, as explained in note 1.


/s/ Deloitte Touche Tohmatsu

February 18, 2000

INDEPENDENT AUDITORS' OPINION

To The Board of Directors and Stockholders of
DOCEPAR S.A.
Rio de Janeiro - RJ
Brazil

We have audited the accompanying balance sheets of DOCEPAR S.A. as of December 31, 2001 and 2000 and the related statements of operations, cash flows and changes in stockholders' deficiency for the years then ended (all expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the affiliated company, Companhia Siderurgica Nacional, the Company's investment which was sold during the year 2000 and was accounted for by use of the equity method. The Company's gain related to the aforementioned affiliated company was US$4,189,000 and US$3,328,000 for the year ended December 31, 2000 and 1999, respectively. The financial statements of the above mentioned affiliated company were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other accountants, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of DOCEPAR S.A. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte Touche Tohmatsu

January 25, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Companhia Hispano-Brasileira de
  Pelotizacao - HISPANOBRAS:


(1) We have audited the accompanying balance sheets of Companhia Hispano-Brasileira de Pelotizacao - Hispanobras (a Brazilian corporation and a subsidiary of Companhia Vale do Rio Doce), translated into U.S. dollars, as of December 31, 2001 and 2000, and the related translated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

(2) We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) These translated financial statements have been prepared as the basis for application of the equity method by its stockholders and, accordingly, they translate the assets, liabilities, stockholders' equity and revenues and expenses of Companhia Hispano-Brasileira de Pelotizacao - Hispanobras for that purpose, as explained in Note 2.

(4) In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, and for the purpose described in the preceding paragraph, the financial position of Companhia Hispano-Brasileira de Pelotizacao - Hispanobras as of December 31, 2001 and 2000, and the results of its operations, the changes in its stockholders' equity and its cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with the generally accepted accounting principles of the United States of America.


/s/ Arthur Andersen

Rio de Janeiro, Brazil,
January 24, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Companhia Italo-Brasdeira de
  Pelotizacao - ITABRASCO:


(1) We have audited the accompaning, balance sheets of Companhia Italo-Brasdeira de Pelotizacao - Itabrasco (a Brazilian corporation and a subsidiary of Companhia Vale do Rio Doce), translated into US dollars, as of December 31, 2001 and 2000 and the related translated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

(2) We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) These translated financial statements have been prepared as the basis for application of the equity method by its stockholders and, accordingly, they translate the assets, liabilities, stockholders' equity and revenues and expenses of Companhia Italo-Brasdeira de Pelotizacao - Itabrasco for that purpose, as explained in Note 2.

(4) In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, and for the purpose described in the preceding paragraph, the financial position of Companhia Italo-Brasdeira de Pelotizacao - Itabrasco as of December 31, 2001 and 2000, and the results of its operations, the changes in its stockholders' equity and its cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with the generally accepted accounting principles of the United States of America.


/s/ Arthur Andersen

Rio de Janeiro, Brazil,
January 24, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO
Vitoria, Brazil

1. We have audited the accompanying consolidated balance sheets of Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended (all expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 1999 were audited by other auditors whose report thereon, dated January 14, 2000, expressed an unqualified opinion on those statements.

2 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. The Company did not record a valuation allowance in the amount of US$24,758 thousand as of December 31, 2001, in respect of recoverable value-added tax (ICMS) credits which originated from purchases of raw materials and other supplies, the realization of which is currently not determinable. Accordingly, the net income for the year and the stockholders' equity are overstated in the amount of US$24,758 thousand as of December 31, 2001.

4. In our opinion, except for the effects of the matter described in paragraph 3, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO as of December 31, 2001 and 2000, and the consolidated statements of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte Touche Tohmatsu

January 18, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Mineracao Rio do Norte S.A.:

(1) We have audited the accompanying balance sheets of Mineracao Rio Do Norte S.A. (a Brazilian corporation), translated into US dollars, as of December 31, 2001 and 2000, and the related translated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

(2) We did not audit the financial statements of the associated company Alunorte - Alumina do Norte do Brasil S.A. as of December 31, 2001 and 2000. This investment represents 4% of the total assets (3% in 2000) and -1% of the net income (7% in 2000). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

(3) We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

(4) These translated financial statements have been prepared as the basis for application of the equity method by the Company's stockholders and, accordingly, they translate the assets, liabilities, stockholders' equity and revenues and expenses of Mineracao Rio do Norte S.A. for that purpose, as explained in Note 2.

(5) In our opinion, based on our audits and on the report of other auditors, as mentioned in paragraph 2, the financial statements referred to in paragraph 1 present fairly, in all material respects, and for the purpose described in the preceding paragraph, the financial position of Mineracao Rio do Norte S.A. as of December 31, 2001 and 2000, and the results of its operations, the changes in its stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Arthur Andersen

Rio de Janeiro, Brazil,
January 25, 2002

INDEPENDENT AUDITORS' OPINION

To the Board of Directors and Stockholders of Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO
Vitoria, Brazil

We have audited the accompanying balance sheets of Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the three-year period ended December 31, 2001 (all expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO at December 31, 2001 and 2000, and the results of its operations and its cash flows for the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in United States of America.


/s/ Deloitte Touche Tohmatsu

January 18, 2002

INDEPENDENT AUDITORS' REPORT

To The Board of Directors of
Valesul Aluminio S.A.

We have audited the accompanying balance sheets of Valesul Aluminio S.A. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and comprehensive income/loss and cash flows for each of the years in the three-year period then ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

1n our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valesul Aluminio S.A. as of December 31, 2001, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Notes 4 and 8 to the financial statements, the company has adjusted its property, plant and equipment and deferred income taxes accounting balances as a result of corrections of errors. Consequently, the Company's financial statements for 2000 and 1999 referred to above have been restated to conform with these adjustments.


/s/ KPMG Auditors Independentes

Rio de Janeiro, Brazil
January 17, 2002

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

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position as of December 31, 2000 and 1999, and the results of its operations, changes in its stockholders' equity and changes in its financial position for the years then ended, in conformity with Brazilian corporate law.

The translation of the financial statements into English have been made solely for the convenience of readers outside of Brazil.


/s/ Deloitte Touche Tohmatsu

Vitoria,
February 2, 2001

INDEPENDENT AUDITORS' OPINION

To The Stockholders and Board of Directors
TVV - Terminal de Vila Velha S.A.
Vitoria - ES

We have audited the balance sheets of TVV - Terminal de Vila Velha S.A. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and changes in financial position for the years then ended (all expressed in Brazilian Reais). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position as of December 31, 2001 and 2000, and the results of its operations, changes in its stockholders' equity and changes in its financial position for the years then ended, in conformity with Brazilian corporate law.

The translation of the financial statements into English have been made solely for the convenience of readers outside of Brazil.


/s/ Deloitte Touche Tohmatsu

Vitoria,
January 30, 2002

INDEPENDENT AUDITORS' REPORT

To the Management and Stockholders of
Nova Era Silicon S.A.
Belo Horizonte/MG

1. We have audited the accompanying balance sheets of Nova Era Silicon S.A. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. Except for matter mentioned in the third paragraph, we conducted our audits in accordance with generally accepted auditing standards in Brazil, which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions and the accounting and internal control system of the Company; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) evaluation of the accounting principles used and significant estimates made by the management of the company, as well as the overall financial statement presentation.

3. The Company has calculated the depletion of some of its forests, whose net balance as of December 31, 2001 was R$3.257 thousand (R$3.760 thousand in 2000), at a 10% annual rate (straight line method). As required by accounting principles, depletion of forests should be calculated based on the volume of timber that has been extracted in proportion to total potential volume, applied to total cost. We were unable to measure the effects arising from the adoption of such a procedure as of December 31, 2001 and 2000.

4. As of December 31, 1999, the Company elected to follow Resolution 294, issued by the Brazilian Securities and Exchange Commission - CVM, and recorded in its deferred assets the net loss on exchange variation for the three-month period ended March 31, 1999. As required by accounting principles, exchange variation should be charged to expenses in the period in which they were incurred. Consequently, permanent assets and stockholders' equity as of December 31, 2001 were overstated by R$2.066 thousand (R$4.128 thousand in 2000), and net income for the year then ended was understated by R$2.062 thousand (R$2.062 thousand in 2000), related to the respective amortization.

5. In our opinion, except for the effects, if any, of the matter mentioned in the third paragraph and for the effects of the matter mentioned in the fourth paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Nova Era Silicon S.A. as of December 31, 2001 and 2000, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting principles established by Brazilian corporate law.

6. The translation of the financial statements into English have been made solely for the convenience of readers outside of Brazil.


/s/ Deloitte Touche Tohmatsu

January 25, 2002

This is a free translation of the original report in Portuguese, issued in January 18, 2000 of financial statements prepared in accordance with Brazilian generally accepted accounting principles.

INDEPENDENT AUDITORS' REPORT

To The Shareholders and Management of
Nova Era Silicon S.A.

1. We have examined the balance sheets of Nova Era Silicon S.A. as of December 31, 1999 and 1998, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, all prepared under the responsibility of management. Our responsibility is to issue an opinion on these financial statements, based on our audit.

2. Except for the subject referred to in paragraph 3, we conducted our audit in accordance with Brazilian generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and internal control system used, and the significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3. The Company has calculated the depletion of the forests, whose net amount at December 31, 1999 is R$3,859 (R$3,998 at 1998), considering the straight-line method and the rate of 10% per annum. Brazilian generally accepted accounting principles require that depletion of the forest should be calculated considering the amount of wood extracted in relation to the total potential of extraction of the referred forests. The possible effects related to the deviation of accounting principles has not been measured as of the balance sheet dates.

4. Exercising the permission contained in the Deliberation 294 of the Brazilian Securities Exchange Commission (CVM, the Comissao de Valores Mobilanos) as of March 28, 1999, the company recorded the negative net effect from exchange variation for the three-months period ended March 31, 1999 as a deferred asset. Brazilian generally accepted accounting principles state that exchange variations are to be registered as an expense on the period of their occurrence. Consequently, the permanent assets (deferred assets) and the shareholders' equity as of December 31, 1999 and the net income for the year then ended are overstated in an amount of R$6.190 thousand.

5. In our opinion, except for the possible effects regarding the subject mentioned in paragraph 3, and the effects of the exchange variation mentioned in paragraph 4, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Nova Era Silicon S.A. as of December 31, 1999 and 1998, the results of its operations, the changes in its shareholders' equity and in financial position for the years then ended, in accordance to accounting practices prescribed by Brazilian corporate law.


Belo Horizonte, Brazil

January 18th, 2000 (except for the subject mentioned on the paragraph 3 that is dated on January 31st, 2002)


/s/ Luiz Claudio Fontes

Luiz Claudio Fontes
CRC 1RJ032470/O-9 "T" PR "S" MG
Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S" MG

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of CELMAR S.A. - Industria de Celulose e Papel
Imperatriz - Maranhao

We have audited the accompanying balance sheets of CELMAR S.A. - Industria de Celulose e Papel, as of December 31, 2001 and 2000, and the related statements of changes in shareholders' equity and changes in financial position for the years then ended (all expressed in Brazilian Reais). These financial statements are a responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Brazil and included: (a) planning the audit, considering the materiality of the amounts presented, the number of transactions and the Company's accounting and internal control systems; (b) examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting principles and of the significant estimates made by management, as well as the presentation of the financial statements taken as a whole.

In our opinion, the fnancial statements referred to in the first paragraph present fairly, in all material respects, the financial position of CELMAR S.A.
- Industria de Celulose e Papel on December 31, 2001 and 2000 and the changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting principles promulgated by Brazilian Corporate Law.

The Company is in the pre-operating phase. As described in note 1, the Company is currently assessing changes in the project, originally designed for pulp production, now aiming at only making use of the already existing forested areas. In addition, the Company's management is endeavoring to renegotiate its loans and financing, in order to achieve financial equilibrium. The continuity of the project and the recovery of already invested costs depend on the financial success of the changes in the project, as well as on the ability to secure new funds.

The accompanying financial statements have been translated from the original version in Portuguese into English for the convenience of readers outside Brazil.


/s/ Deloitte Touche Tohmatsu

January 25, 2002

INDEPENDENT AUDITORS' REPORT

To the Shareholders, Administrative Council and Directors of
SIBRA - ELETROSIDERURGICA BRASILEIRA S.A.



1. We have audited the accompanying consolidated balance sheets of SIBRA - ELETROSIDERURGICA BRASILEIRA S.A. and Subsidiaries, as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows consolidated for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence; supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SIBRA - ELETROSIDERURGICA BRASILEIRA S.A. and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

4. As described in notes 13 and 15, the affiliated company Companhia Paulista de Ferro-Ligas has various pending legal suits and notices of violation. Based on the opinion of their legal advisors, Management has constituted provisions, which it believes are sufficient to cover expected losses in the amount of US$ 2,519 thousand.


/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
Salvator - Brazil

February 15, 2002

                               INDEX TO EXHIBITS


Exhibit
Number
-------
1 Instrument corresponding to Articles of Incorporation and By-laws, as revised on May 20, 2002 (English translation).

8                List of Subsidiaries.

10.1 Consent of PricewaterhouseCoopers Auditores Independentes for the three years ended December 31, 2001, 2000 and 1999 (CVRD).

10.2 Consent of PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2001 (Vale Overseas)

10.3 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Albras).

10.4 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Alunorte).

10.5 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Aluvale).

10.6 Consent of KPMG Auditores Independentes for the two years ended December 31, 2000 and 1999 (Bahia Sul).

10.7 Consent of KPMG LLP for the three years ended December 31, 2001, 2000 and 1999 (CSI).

10.8 Consents of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Cenibra).

10.9 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Docenave).

10.10 Consents of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Docepar).

10.11 Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 and 2000 (Kobrasco).

10.12 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (Nibrasco).

10.13 Consent of KPMG Auditores Independentes for the three years ended December 31, 2001, 2000, and 1999 (Valesul).

10.14 Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999 (CSN).

10.15 Consents of Deloitte Touche Tohmatsu for the three years ended December 31, 2001, 2000 and 1999. (Terminal Vila Velha S.A.).

10.16 Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 and 2000. (Nova Era Silicon S.A.).

10.17            Consent of Trevisan for the year ended December 31, 1999.
                 (Nova Era Silicon S.A.).

10.18 Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 and 2000. (Celmar S.A.-Industria de Celulose e Papel).

10.19 Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 and 2000. (SIBRA Eletrosiderurgica Brasileira S.A.).

10.20            Consent of AMEC Engineering and Construction Services.

10.21            Letter from CVRD regarding auditing by Arthur Andersen