Form 20-F
period 2002-12-31
VALLEY OF THE RIO DOCE CO
filed 2003-06-30
CIK 917851

As filed with the Securities and Exchange Commission on June 30, 2003

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
Commission file number: 000-26030

COMPANHIA VALE DO RIO DOCE (Exact name of Registrant as specified in its charter)	VALE OVERSEAS LIMITED (Exact name of Registrant as specified in its charter)

Valley of the Rio Doce Company (Translation of Registrant’s name into English)

Federative Republic of Brazil	Cayman Islands
(Jurisdiction of incorporation or organization)

     Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Preferred class A shares of CVRD, no par value per share	New York Stock Exchange*

American depositary shares (as evidenced by American depositary	New York Stock Exchange
receipts) each representing one preferred class A share of CVRD

Common shares of CVRD, no par value per share	New York Stock Exchange*

American depositary shares (as evidenced by American depositary	New York Stock Exchange
receipts) each representing one common share of CVRD

* Shares are not listed for trading, but only in connection with the registration of American depositary shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of CVRD as of December 31, 2002 was:

245,267,973 common shares, no par value per share
138,571,432 preferred class A shares, no par value per share
1 golden share, no par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

i

Back to Contents

GLOSSARY

Alumina	Aluminum oxide. It is extracted from bauxite in a chemical refining process and is the principal raw material in the electro-chemical process from which aluminum is produced.

Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.

Beneficiation	The process of separating, concentrating and classifying ore by particle size or some other characteristic (e.g., specific gravity, magnetic susceptibility, surface chemistry, etc.) in order to obtain the mineral or metal of interest.

CIL	Carbon-in-Leach. A method of recovering gold in solution from slurry streams by contacting activated carbon with the pulp during the leaching process within agitated vessels and separating loaded carbon from the pulp by screening.

CIP	Carbon-in-Pulp. A method of recovering gold and silver extracted from pregnant cyanide solutions by absorbing the precious metals to granules of activated carbon, which are typically ground up coconut shells.

Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.

DR	Direct reduction. DR iron ore pellets are used by steelmakers that employ minimill technology.

DWT	Deadweight ton. The measurement unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel’s total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Fe unit	A measure of the iron content in the iron ore that is equivalent to 1% iron content in 1 ton of iron ore.

Fines	Refers to iron ore with particles in the range of 0.10 mm to 6.35 mm diameter.

FOB	Free on Board. It indicates that the purchaser pays for shipping, insurance and all the other costs associated with transportation of the goods to their destination.

Grade	The proportion of metal or mineral present in ore or any other host material.

HL	Heap Leaching. A low cost method of extracting metals such as gold and copper from low-grade ores. It consists of building a heap of ore and applying a solution (lixiviant) that dissolves the metal to produce a pregnant solution (leachate) from which the metal is recovered by precipitation and smelting or carbon absorption, stripping and

Back to Contents

electrowinning methods.

Kaolin	A fine white aluminum silicate clay used as a coating agent, filler, extender and absorbent in the paper, ceramics and pharmaceutical industries.

Lump ore	Iron ore or manganese ore with the coarsest particle size in the range of 6.35 mm to 75 mm diameter, but varying slightly between different mines and ores.

Manganese	A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganate.

Mineral deposit(s) or mineralized material(s)	Refers to a mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work. The deposit does not qualify as an ore body until it can be legally and economically extracted at the time of ore reserve determination.

Open pit mining	The extraction method by which surface or barren rock is removed so that ore may be removed using power shovels, front-end loaders, hydraulic excavators, draglines, etc.

Oxides	Compounds of oxygen with another element. For example, magnetite (Fe3O4) is an oxide mineral formed by the chemical union of iron with oxygen.

Pellet feed	Fine (0.10 mm to 6.35 mm) and ultra-fine (less than 0.10 mm) iron ore particles generated by the mining, grading, handling and transporting of iron ore, with no practical direct application in the steel industry, unless the material is aggregated into pellets through an agglomeration process.

Pellets	Balls of agglomerated fine and ultra-fine iron ore particles of a size and quality suitable for particular steelmaking processes. Our pellets range in size from 8 mm to 18 mm.

Pig iron	Crude iron tapped from a blast furnace.

Potash	A potassium chloride compound, chiefly KCl, used in industry and agriculture.

Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proven (measured) reserves	Reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (2) grade and/or quality are computed from the results of detailed sampling;

Back to Contents

and (3) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reserve	Refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Run-of-mine	Ore in its natural (unprocessed) state, as mined, without having been crushed.

Seaborne market	The market for iron ore products that are shipped in vessels which have a capacity in excess of 50,000 DWT.

Sinter feed	Iron or manganese ore suitable for sintering.

Sintering	Refers to the agglomeration of small particles into a coherent mass by heating without melting.

Ton	Metric ton, equaling 1,000 kilograms.

Troy ounce	One troy ounce equals 31.103 grams.

Back to Contents

PRESENTATION OF FINANCIAL INFORMATION

We have prepared our financial statements appearing in this annual report in accordance with generally accepted accounting principles in the United States (U.S. GAAP), which differ in certain respects from accounting practices adopted in Brazil (defined as Brazilian GAAP). Brazilian GAAP is determined by the requirements of Law No. 6,404, dated December 15, 1976, as amended (the Brazilian Corporation Law), and the rules and regulations of the Comissão de Valores Mobiliários, or CVM, the Brazilian Securities Commission. We also publish Brazilian GAAP financial statements in Brazil, which we refer to as our Brazilian Corporation Law financial statements. We use our Brazilian Corporation Law financial statements for:

•	reports to Brazilian shareholders;

•	filings with the CVM;

•	determination of dividend payments; and

•	determination of tax liability.

Our financial statements and the other financial information appearing in this annual report have been translated from Brazilian reais into U.S. dollars on the basis explained in note 2(a) to our financial statements unless we indicate otherwise.

References to “real,” “reais” or “R$” are to Brazilian reais (plural) and to the Brazilian real (singular), the official currency of Brazil. References to “U.S. dollars,” “dollars” or “US$” are to United States dollars.

Unless otherwise specified, metric units have been used, e.g., tons refer to metric tons.

References to “CVRD Group,” “us” or “we” are to CVRD, its consolidated subsidiaries and its joint ventures and other affiliated companies. References to “Vale Overseas” are to Vale Overseas Limited. References to “affiliated companies” are to companies in which Companhia Vale do Rio Doce has a minority investment, and exclude controlled affiliates that are consolidated for financial reporting purposes.

References to our “ADSs” or “American depositary shares” include both our common American depositary shares (our common ADSs), each of which represents one common share of CVRD, and our preferred American depositary shares (our preferred ADSs), each of which represents one preferred class A share of CVRD. American depositary shares are represented by American depositary receipts (ADRs) issued by JPMorgan Chase Bank, as depositary.

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of proven and probable reserves at mines within the CVRD Group and the estimates of mine life, as of December 31, 2002, included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. We derived estimates of mine life described in this annual report from such reserve estimates. We have adjusted ore reserve estimates for extraction losses and metallurgical recoveries during extraction for gold, manganese and bauxite deposits. Our reserve estimates of iron, kaolin and potash are reported as in situ tons with adjustments for dilution and mining lossess. See Item 3. Key Information—Risk Factors—Risks Relating to Our Business. We have retained AMEC E&C Services, Inc., or AMEC, to audit and verify some of our estimates of proven and probable reserves as of December 31, 2002. Unless specifically stated, our reserve estimates have not been audited by AMEC.

Back to Contents

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Those statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies, including our potential participation in privatization, acquisition or joint venture transactions or other investment opportunities;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the exploration of mineral reserves and development of mining facilities;

•	the depletion and exhaustion of mines and mineral reserves;

•	the declaration or payment of dividends;

•	other factors or trends affecting our financial condition or results of operations; and

•	the factors discussed under Item 3. Key Information—Risk Factors.

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those identified under Item 3. Key Information—Risk Factors. These risks and uncertainties include factors relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature, and factors relating to the highly competitive industries in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see Item 3. Key Information—Risk Factors, and our reports filed with the SEC. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Back to Contents

Item 3.  Key Information

SELECTED FINANCIAL DATA

The table below presents selected consolidated financial information as of and for the periods indicated. You should read this information together with our consolidated financial statements appearing in this annual report.

	For the Year Ended December 31,
	1998		1999		2000		2001		2002
	(in millions of US$)
Statement of Income Data
Net operating revenues	US$	3,553	US$	3,076	US$	3,935	US$	3,935	US$	4,123
Cost of products and services		(2,272)		(1,806)		(2,429)		(2,272)		(2,263)
Selling, general and administrative expenses		(171)		(138)		(225)		(241)		(224)
Research and development		(48)		(27)		(48)		(43)		(50)
Employee profit sharing plan		(29)		(24)		(29)		(38)		(38)
Other expenses		(184)		(155)		(180)		(379)		(119)

Operating income		849		926		1,024		962		1,429

Non-operating income (expenses):
Financial income (expenses)		151		(33)	`	(107)		(200)		(248)
Foreign exchange and monetary losses, net		(108)		(223)		(240)		(426)		(580)
Gain on sale of investments		—		—		54		784		—

Subtotal		43		(256)	(293)			158		(828)

Income before income taxes, equity results and minority interests		892		670		731		1,120		601

Income taxes benefit (charge)		—		(33)		32		218		149
Equity in results of affiliates and joint ventures		80		41		260		(49)		(28)
Change in provision for losses on equity investments		(273)		(268)		62		(4)		(59)
Minority interests		(1)		2		1		2		17

Net income	US$	698	US$	412	US$	1,086	US$	1,287	US$	680

Total cash paid to shareholders(1)	US$	607	US$	452	US$	246	US$	1,066	US$	602

(1)	Total cash paid to shareholders consists of cash paid during the period in respect of interest on shareholders’ equity.

	For the Year Ended December 31,

	1998		1999		2000		2001		2002

	(in US$ except recorded dividends and interest on shareholders’ equity per share in Brazilian reais and share numbers)

Per Share Data
Basic earnings per Common and Preferred Class A Share(1):	US$	1.80	US$	1.07	US$	2.82	US$	3.34	US$	1.77
Declared distributions on shareholders’ equity per share in US$(2)	US$	1.58	US$	1.28	US$	1.70	US$	1.99	US$	0.84
Declared distributions on shareholders’ equity per share in Brazilian reais(2)	R$	1.86	R$	2.28	R$	3.33	R$	4.61	R$	2.68
Weighted average number of shares outstanding (in thousands):
Common shares(1)		249,983		249,983		249,983		249,864		249,864
Preferred shares(1)		137,965		134,917		134,917		135,042		135,042

Total		387,948		384,900		384,900		384,906		384,906

(1)	Each common American depositary share represents one common share and each preferred American depositary share represents one preferred class A share.
(2)	Our distributions to shareholders may take the form of dividends or of interest on shareholders’ equity. Since 1998, all distributions have taken the form of interest on shareholders’ equity. The amount shown represents distributions declared during the year. Part of our distributions is usually paid in the year after the year of declaration.

Back to Contents

	At December 31,

	1998		1999		2000		2001		2002

	(in millions of US$)
Balance Sheet Data
Current assets	US$	2,845	US$	2,490	US$	2,502	US$	2,638	US$	2,589
Property, plant and equipment, net		5,261		3,943		3,955		3,813		3,297
Investments in affiliated companies and joint ventures
and other investments		1,557		1,203		1,795		1,218		732
Other assets		1,385		1,052		1,543		1,839		1,337

Total assets	US$	11,048	US$	8,688	US$	9,795	US$	9,508	US$	7,955

Current liabilities	US$	2,030	US$	2,072	US$	2,136	US$	1,921	US$	1,508
Long-term liabilities(1)		1,169		601		1,061		772		774
Long-term debt(2)		1,389		1,321		2,020		2,170		2,359
Minority interest		68		3		9		5		27

Total liabilities		4,656		3,997		5,226		4,868		4,668

Stockholder’s equity:
Capital stock		1,740		1,927		1,927		2,211		2,446
Additional paid-in capital		498		498		498		498		498
Reserves and retained earnings		4,154		2,266		2,144		1,931		343

Total stockholders’ equity		6,392		4,691		4,569		4,640		3,287

Total liabilities and stockholders’ equity	US$	11,048	US$	8,688	US$	9,795	US$	9,508	US$	7,955

(1)	Excludes long-term debt.
(2)	Excludes current portion. At December 31, 2002, we had extended guarantees for borrowings of joint ventures and affiliated companies in an aggregate amount of US$ 516 million. These contingent liabilities do not appear on the face of our consolidated balance sheets, but are disclosed in note 15(a) to our consolidated financial statements.

EXCHANGE RATES

There are two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and
•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange market and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in the pricing and liquidity of both markets, each market continues to be regulated differently.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank of Brazil has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future. For more information on these risks, see Item 3. Key Information—Risk Factors—Risks Relating to Brazil.

Back to Contents

The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated.

	Average for

	Period-end	Period		Low	High

Year ended
December 31, 1998	1.209	1.164	(1)	1.117	1.209
December 31, 1999	1.789	1.851	(1)	1.208	2.165
December 31, 2000	1.955	1.835	(1)	1.723	1.985
December 31, 2001	2.320	2.353	(1)	1.936	2.801
December 31, 2002	3.533	2.998	(1)	2.270	3.955

Month ended
December 2002	3.533	3.612	(2)	3.427	3.798
January 2003	3.526	3.468	(2)	3.275	3.662
February 2003	3.563	3.575	(2)	3.493	3.658
March 2003	3.353	3.458	(2)	3.353	3.563
April 2003	2.889	3.113	(2)	2.889	3.336
May 2003	2.966	2.947	(2)	2.865	3.028
June 2003 (through June 25, 2003)	2.856	2.913	(2)	2.849	2.978

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period.
(2)	Average of the lowest and highest rates in the month.

Source: Central Bank.

On June 25, 2003, the commercial selling rate was R$2.856 per US$ 1.00.

RISK FACTORS

Risks Relating to Our Business

Due to our dependence on the global steel industry, fluctuations in the demand for steel could adversely affect our business.

Sales prices and volumes in the worldwide iron ore mining industry depend on the prevailing and expected level of demand for iron ore in the world steel industry. The world steel industry is cyclical. A number of factors, the most significant of these being the prevailing level of worldwide demand for steel products, influence the world steel industry. During periods of sluggish or declining regional or world economic growth, demand for steel products generally decreases, which usually leads to corresponding reductions in demand for iron ore. Global steel output increased in 2002, which resulted in higher iron ore demand. Although we expect this to have a positive effect on world contract prices and sales volumes for iron ore in the short term, we cannot guarantee the length of time that demand will remain at current high levels. Future prolonged reductions or declines in world contract prices or sales volumes for iron ore could have a material adverse effect on our revenues. In addition, poor conditions in the global steel industry could result in the bankruptcy of some of our customers.

We are subject to cyclicality and price volatility for iron ore, aluminum and other minerals.

Cyclical and other uncontrollable changes in world market prices affect our iron ore, aluminum, gold and other mining activities. In particular, aluminum and gold are sold in an active world market and traded on exchanges, such as the London Metals Exchange and the Commodity Exchange, Inc. Prices for these metals are more volatile than iron and pellet prices because they respond more quickly to actual and expected changes in supply and demand. Prolonged declines in world market prices for our products would have a material adverse effect on our revenues.

The mining industry is an intensely competitive industry, and we may have difficulty effectively competing with other mining companies in the future.

Intense competition characterizes the worldwide iron ore industry. We compete with a number of large mining companies, including international mining companies. Some of these competitors possess substantial iron ore mineral deposits at locations closer to our principal Asian and European customers. Competition from foreign or Brazilian iron ore producers may result in our losing market share and revenues. Our gold, aluminum, manganese and other activities are also subject to intense competition and are subject to similar risks.

Back to Contents

Demand for iron ore in peak periods may outstrip our production capacity, rendering us unable to satisfy customer demand.

Our ability to rapidly increase production capacity to satisfy increases in demand for iron ore is limited. In periods where customer demand exceeds our production capacity, we generally satisfy excess customer demand by reselling iron ore purchased from joint ventures or third parties. If we are unable to satisfy excess customer demand by purchasing from joint ventures or third parties, we may lose customers.

Our reserve estimates may be materially different from mineral quantities that we may actually recover, our estimates of mine life may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain ore reserves or mineral deposits uneconomical to mine.

Our reported ore reserves and mineral deposits are estimated quantities of ore and minerals that under present and anticipated conditions have the potential to be economically mined and processed to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. In addition, reserve engineering is a subjective process of estimating underground deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may justify revision of estimates. Reserve estimates may require revision based on actual production experience and other factors. For example, fluctuations in the market price of metals, reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of reserves.

We may not be able to replenish our reserves, which could adversely affect our mining prospects.

We engage in mineral exploration, which is highly speculative in nature, involves many risks and frequently is nonproductive. Our exploration programs, which involve significant capital expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If we do not develop new reserves, we will not be able to sustain our current level of production beyond the remaining life of existing mines.

Even if we discover minerals, we remain subject to drilling and production risks, which could adversely affect the mining process.

Once we discover minerals, it can take us a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. It takes substantial time and expenditures to:

•	establish ore reserves through drilling,

•	determine appropriate metallurgical processes for optimizing the recovery of metal contained in ore,

•	obtain the ore or extract the metals from the ore, and

•	construct mining and processing facilities for greenfield properties.

If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.

Back to Contents

We face rising extraction costs as our deposits decrease.

Ore reserves gradually decrease in the ordinary course of a given mining operation. As reserves decrease, it becomes necessary to use more expensive processes to extract remaining ore. As a result, over time, we usually experience rising unit extraction costs with respect to each mine. Several of our mines have operated for long periods, and we will likely experience rising extraction costs per unit in the future at these operations.

Our mining and logistics activities depend on authorizations of regulatory agencies, and changes in regulations could have an adverse effect on our business.

Our mining and logistics activities in Brazil depend on authorizations and concessions by regulatory agencies of the Brazilian government. Our exploration, mining, mineral processing and logistics activities are also subject to Brazilian laws and regulations, which change from time to time. If these laws and regulations change in the future, modifications to our technologies and operations could be required, and we could be required to make unbudgeted capital expenditures, which could lead to an increase in our borrowing costs. For a more detailed discussion about the authorizations and concessions by regulatory agencies of the Brazilian government upon which our mining and logistics activities depend, see Item 4. Information on the Company—Regulatory Matters.

Changes in Brazilian environmental laws may adversely affect our mining and energy businesses.

Our operations often involve using, handling, disposing and discharging hazardous materials into the environment or the use of natural resources, and are therefore subject to the environmental laws and regulations of Brazil. Environmental regulation in Brazil has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts. Several Brazilian states in which we operate are currently considering implementing water use fees under the National Hydrological Resources Policy. This may require us to pay usage fees in the future for water rights that we currently use for free, which could considerably increase our costs in areas where water resources are scarce. In addition, we are currently a defendant in an action brought by the municipality of Itabira, in the state of Minas Gerais, which alleges that our Itabira iron ore mining operations have caused environmental and social damages. If we do not prevail in this lawsuit, we could incur a substantial expense. For more information on environmental laws and the legal challenges we face, see Item 4. Information on the Company—Environmental Matters and Item 8. Financial Information—Legal Proceedings.

Our Albras joint venture may experience substantial electricity cost increases.

Electricity costs are a significant component of the cost of producing aluminum. Our aluminum plant, Albras—Alumínio Brasileiro S.A., or Albras, obtains electric power at discounted rates from Eletronorte, a state-owned electric power utility. The contract through which Albras purchases electricity from this utility expires in 2004. Albras is unlikely to continue to benefit from favorable electricity costs following expiration of the contract. Albras is currently trying to negotiate a new contract and is examining other alternatives. Although we expect future energy costs for Albras to be in line with those of its peers in the industry, its costs will likely increase compared to current levels.

The Brazilian government’s responses to energy shortages could adversely affect us.

We are a significant consumer of Brazil’s electricity production, and accounted for 4.5% of total consumption in Brazil in 2002. Brazil faced a shortage of energy during the second half of 2001 as a result of increased demand due to economic growth, inadequate expansion of electric generation in past years and unfavorable hydrological conditions. In response, the Brazilian government implemented an energy-rationing program to alleviate the energy shortage that aimed to decrease energy consumption by at least 20%. As a result of this program, we experienced a temporary reduction in our aluminum and ferroalloy production both of which use significant amounts of electrcity. By the end of 2001, weather conditions improved, leading to increased generation at hydroelectric plants and reducing the immediate risk of energy shortages. Accordingly, the Brazilian government eliminated the restrictions on the use of energy on March 1, 2002 for the northern,

Back to Contents

northeastern and southeastern regions of Brazil. Energy consumption habits in Brazil have been affected by the energy-rationing, and energy consumption has not returned to prior levels. As a result, there currently is an oversupply in the electricity markets. Although we believe the risk of another energy shortage in the next four years is low, we are unable to assess the long-term impact that the government’s response to future energy shortages may have on our operations, particularly on our aluminum and ferroalloy production.

Changes in government regulations could result in lower returns on our energy sector investments.

The Brazilian power generation business depends on concessions granted by the government and is regulated and supervised by the Brazilian electricity regulatory governmental agency, ANEEL. The recently elected Brazilian government has not yet made clear its policy towards the electricity markets. Changes in the laws, regulations or governmental policies regarding the power generation industry, the marketing of energy in the wholesale market or concession requirements could lower the returns we are expecting from our investments in the energy business. For more information on the regulations governing our energy business, see Item 4. Information on the Company—Regulatory Matters.

We are subject to ongoing antitrust investigations.

We are currently involved in 23 proceedings before the Conselho Administrativo de Defesa Econômica, or CADE, which is the primary Brazilian antitrust regulator. Most of these proceedings involve post-transaction review of acquisition or joint venture transactions, which is required for nearly all of our acquisitions and joint ventures. The remaining are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our logistics and aluminum businesses. We intend to defend these claims vigorously. We cannot predict the outcome of these proceedings. If CADE were to determine that undue concentration exists in any of our industries, it could impose measures to safeguard competition, which could include requirements that we divest operations or respect price restrictions. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and / or to pay fines, which could be substantial. The European Commission is also reviewing our acquisition of Caemi Mineração e Metalurgia S.A., which we refer to as Caemi. See Item 8. Financial Information—Legal Proceedings. If the European Commission fails to approve the Caemi acquisition, or imposes burdensome conditions, we could be required to abandon the acquisition or to take actions that would reduce the benefits we are expecting from the acquisition.

We are vulnerable to adverse developments affecting other economies.

In 2002, 6.7% of our consolidated net operating revenues were attributable to sales to Japanese customers, 12.9% were attributable to sales to other Asian customers and 36.2% were attributable to sales to European customers. In 2002, 7.2% of our iron ore and pellets sales were made to customers in China, and the Chinese market was the main driver of demand in the iron ore market. A weakened economy in China or in the other markets where we sell our products could reduce demand for our products in the Chinese market and such other markets, which, in turn, could result in lower revenues and profitability.

Our principal shareholder could have significant influence on our company.

Valepar, our principal shareholder, currently owns 52.3% of our outstanding common stock and 33.6% of our total outstanding capital. For a description of the ownership of our shares, see Item 7. Major Shareholders and Related Party Transactions—Principal Shareholder. As a result of its share ownership, Valepar can control the outcome of any action requiring shareholder approval. Further, the Brazilian government owns a golden share in us that gives it limited veto powers over certain actions that we could propose to take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of this golden share, see Item 10. Additional Information—Common Shares and Preferred Shares—General.

Back to Contents

Some of our operations depend on joint ventures and could be adversely affected if our joint venture partners do not observe their commitments.

We currently operate important parts of our pelletizing, copper exploration, logistics, energy, aluminum and steel businesses through joint ventures with other companies. Our forecasts and plans for these joint ventures assume that our joint venture partners will observe their obligations to contribute capital, purchase products and, in some cases, provide managerial talent. If any of our joint venture partners fails to observe its commitments, the affected joint venture may not be able to operate in accordance with its business plans or we may have to increase the level of our investment to give effect to these plans. For more information on our joint ventures, see Item 4. Information on the Company—Lines of Business.

Our risk management strategy may not be effective.

We are exposed to fluctuations in interest rates, foreign currency exchange rates, and prices relating to our iron ore, aluminum and gold production. In order to partially protect ourselves against unusual market volatility, we periodically enter into hedging transactions to manage these risks. We do not hedge risks relating to iron ore price fluctuations. See Item 11. Quantitative and Qualitative Disclosures about Market Risk. Our hedging strategy may not be successful in minimizing our exposure to these fluctuations. In addition, to the extent we hedge our commodity price exposure, we forego the benefits we would otherwise experience if commodity prices were to increase.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including

•	industrial accidents,

•	labor disputes,

•	slope failures,

•	environmental hazards,

•	electricity stoppages,

•	equipment or vessel failures, and

•	severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, equipment or vessels. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

Back to Contents

Risks Relating to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of our securities.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy, as often occurs in other emerging economies. The Brazilian government’s actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by factors in Brazil including:

•	currency fluctuations;

•	inflation;

•	monetary policy and interest rates;

•	fiscal policy;

•	tariff policy;

•	exchange controls;

•	energy shortages; and

•	other political, social and economic developments in or affecting Brazil.

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994 (as measured by the Índice Geral de Preços do Mercado published by Fundação Getúlio Vargas, or IGP-M Index). More recently, Brazil’s rates of inflation were 9.9% in 2000, 10.4% in 2001, 25.3% in 2002 and 7.0% for the five months ended May 31, 2003 (as measured by the IGP-M Index). Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy, and have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence declines, the price of our securities may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, which could involve the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in the value of the real against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market and could lower the market value of our securities.

The Brazilian currency has historically suffered frequent devaluation and depreciation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

Back to Contents

The real depreciated 34.3% against the U.S. dollar in 2002, and appreciated 19.1% during the first five months of 2003. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

Depreciation of the real relative to the U.S. dollar reduces the U.S. dollar value of distributions and the dividends on our American depositary shares and may also reduce the market value of our securities. Depreciation also creates additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real also tends to have a negative impact on our margins because most of our costs are denominated in reais, while most of our revenues are denominated in U.S. dollars. In addition, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. For additional information about historical exchange rates, see Item 3. Key Information—Exchange Rates.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations.

International investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. As a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis in 1998 and the Argentinian financial crisis which began in 2001 and is continuing), investors have viewed investments in emerging markets with heightened caution. This has resulted in a significant outflow of U.S. dollars from Brazil, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us. In addition, future financial crises in emerging market countries may have a negative impact on the Brazilian markets, which could adversely affect our share price.

Risks Relating to the American Depositary Shares

Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and distributions on American depositary shares, and the proceeds from any sale of American depositary shares.

From time to time, the Brazilian government may impose restrictions on capital outflow that would hinder or prevent the custodian who acts on behalf of the depositary for the American depositary shares from converting proceeds from the shares underlying the American depositary shares into U.S. dollars and remitting those proceeds abroad. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reason to foresee a serious imbalance.

The Brazilian government imposed remittance restrictions for approximately six months in 1989 and early 1990. If enacted in the future, similar restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares from reais into U.S. dollars and the remittance of the U.S. dollars abroad. In that event, the custodian, acting on behalf of the depositary, will hold the reais it cannot convert for the account of the holders of American depositary receipts who have not been paid. The depositary will not invest the reais and will not be liable for interest on those amounts. Furthermore, any reais so held will be subject to devaluation risk.

If you exchange American depositary shares for the underlying shares, as a result of Brazilian regulations you risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

The Brazilian custodian for the shares underlying our American depositary shares will obtain an electronic registration from the Central Bank of Brazil to entitle it to remit U.S. dollars abroad for payments of dividends and other distributions relating to the shares underlying our American depositary shares or upon the disposition of the underlying shares. If you decide to exchange your American depositary shares for the underlying shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the custodian’s electronic registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of, or

Back to Contents

distributions relating to, the underlying shares unless you obtain your own electronic registration by registering your investment in the underlying shares under Resolution No. 2,689 of the National Monetary Council, which entitles foreign investors to buy and sell securities on the São Paulo stock exchange, or BOVESPA. For more information regarding these exchange controls, see Item 10. Additional Information—Exchange Controls and Other Limitations. If you attempt to obtain your own electronic registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the underlying shares or the return of your capital in a timely manner. We cannot assure you that the custodian’s electronic registration or any certificate of foreign capital registration obtained by you will not be affected by future legislative changes, or that additional restrictions applicable to you, the disposition of the underlying shares or the repatriation of the proceeds from disposition will not be imposed in the future.

Because we are not obligated to file a registration statement with respect to preemptive rights relating to our shares, you might be unable to exercise those preemptive rights.

Holders of American depositary receipts that are residents of the United States may not be able to exercise preemptive rights, or exercise other types of rights, with respect to the underlying shares. Your ability to exercise preemptive rights is not assured unless a registration statement is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to the underlying shares, and we cannot assure you that we will file any registration statement. If a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the underlying shares, see Item 10. Additional Information—Common Shares and Preferred Shares—Preemptive Rights.

Holders of our American depositary shares may encounter difficulties in the exercise of voting rights.

Holders of our common and preferred shares are entitled to vote on shareholder matters. You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold our American depositary shares rather than the underlying shares. For example, under some circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary on how to vote for you.

Holders of our American depositary shares may have fewer and less well defined shareholder’s rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under the Brazilian Corporation Law holders of our common and preferred shares may have fewer and less well-defined rights to protect their interests relative to actions taken by our board of directors or the holders of common shares than under the laws of some jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less well developed and enforced in Brazil than in the United States, which could potentially disadvantage you as a holder of the underlying shares and American depositary shares. For example, when compared to Delaware general corporation law, Brazilian Corporation Law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

Back to Contents

Item 4. Information on the Company

BUSINESS OVERVIEW

General

We are one of the world’s largest producers and exporters of iron ore and pellets. We are the largest diversified mining company in the Americas by market capitalization and one of the largest companies in Brazil. We hold exploration claims that cover 7.6 million hectares (18.8 million acres). We operate large logistics systems including railroads and ports that are integrated with our mining operations. Directly and through affiliates and joint ventures, we have major investments in the energy, aluminum-related and steel businesses.

For the year ended December 31, 2002, we had consolidated gross operating revenues of US$ 4,282 million, of which 65.9% were attributable to sales of iron ore and pellets, 10.7% were attributable to third-party logistics services, 10.8% were attributable to sales of aluminum-related products, 6.6% were attributable to sales of manganese and ferroalloys and 2.4% were attributable to sales of gold. For the year ended December 31, 2002, we recorded consolidated operating income of US$ 1,429 million and consolidated net income of US$ 680 million.

Our principal lines of business are:

•	Mining. Our primary mining activities involve iron ore. We operate two world-class integrated systems in Brazil for producing and distributing iron ore, each consisting of mines, railroads and port and terminal facilities. The Southern System, based in the states of Minas Gerais and Espírito Santo, contains aggregate estimated proven and probable iron ore reserves of approximately 2.9 billion tons with an average grade of 54% iron. The Northern System, based in the states of Pará and Maranhão, contains aggregate estimated proven and probable iron ore reserves of approximately 1.5 billion tons with an average grade of 67% iron. We also operate ten pellet-producing facilities, six of which are joint ventures with international partners, and have a 50% stake in Samarco Mineração S.A., or Samarco, in Ponta do Ubú, which owns and operates two pelletizing plants. In addition, as part of our mineral prospecting and development activities in Brazil, we have acquired extensive experience in exploration techniques and processes specifically designed for use in tropical areas of the world. Our current mineral exploration efforts are mainly in Brazil and focus on copper, gold, nickel, manganese, kaolin and platinum group metals. Expenditures for mineral exploration were US$ 50 million in 2002. We currently hold claims to explore approximately 7.6 million hectares (18.8 million acres). We also produce kaolin, potash and gold. In June 2003, we agreed to sell our one remaining operating gold mine.

•	Logistics. In our logistics business, we provide customers with various forms of transportation and related support services, such as warehouse, port and terminal services. We are a leading competitor in the Brazilian transportation industry. Each of our iron ore complexes incorporates an integrated railroad network linked to automated port and terminal facilities, and is designed to provide iron ore, freight and passenger rail transportation, bulk terminal storage and ship loading services to us and third parties. For 2002, our railroads transported approximately 55% of the total freight tonnage transported by Brazilian railroads, or approximately 171 million tons of cargo, of which 120 million tons were our iron ore and pellets. Of the total amount of iron ore and other products transported, 28% was for third parties and 72% was for us. Our two wholly-owned railroads, the Vitória-Minas railroad and the Carajás railroad, serve primarily to transport our iron ore products from interior mines to coastal port and terminal facilities. In addition, the Vitória-Minas railroad carries significant amounts of third-party cargo as well as passengers. We have nearly completed our exit from the dry-bulk shipping business, which began in 2001.

•	Energy. Since 2001, we have considered energy to be an important supporting business, although at present energy production does not yet represent a significant portion of our activities. We currently hold stakes in ten hydroelectric power generation projects (Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I, Capim Branco II, Foz do Chapecó, Santa Isabel and Estreito), which have a total projected capacity of 4,451 MW. We are currently negotiating with ANEEL to return the concession for the Santa Isabel hydroelectric project. The Igarapava, the Porto Estrela and the Funil power plants started operations in January 1999, September 2001 and December 2002, respectively. Our remaining power generation projects are scheduled to start operations within the next five years. Depending on market conditions, the

Back to Contents

power generated by these plants will be sold in the market and/or used for our own operations. See Item 4. Lines of Business—Energy.

•	Aluminum-Related Operations. Through joint ventures, we conduct major operations in the production of aluminum-related products. They include:

	o	Bauxite mining, which we conduct through our 40.0% interest in Mineração Rio do Norte S.A., or MRN, which holds substantial bauxite reserves with a low strip ratio and high recovery rate. MRN is one of the largest bauxite producers in the world and produced 9.9 million tons of bauxite in 2002. In July 2002, we increased our share of the capital of Mineração Vera Cruz S.A., or MVC, to 100%. MVC is a bauxite producer with mining rights in the Paragominas region, in the state of Pará, which we expect will begin operations in December 2005.

	o	Alumina refining, which we conduct via our 62.09% voting interest in our alumina refining subsidiary, Alunorte-Alumina do Norte do Brasil S.A., or Alunorte, which has a nominal production capacity of 2.375 million tons of alumina per year.

	o	Aluminum metal smelting and marketing, which we conduct through two aluminum smelting joint ventures, Albras-Aluminio Brasileiro S.A., or Albras, in which we have a 51.0% interest, and Valesul Aluminio S.A., or Valesul, in which we have a 54.5% interest. These joint ventures have a combined production capacity of approximately 520,000 tons of aluminum per year. Our integrated aluminum operations rank among the largest in Latin America in terms of production volume.

•	Other Investments. In addition, we also have investments in four steel companies and in the fertilizer business. In 2002, we sold the last of our core pulp and paper assets.

Vale Overseas

Vale Overseas, our wholly-owned subsidiary, is a finance company for the CVRD Group. It was constituted as a special purpose company to be the issuer of its US$ 300 million 8.625% Notes Due 2007, the proceeds of which were used for general corporate purposes of the CVRD Group.

Incorporation of CVRD and Vale Overseas

CVRD

Our legal and commercial name is Companhia Vale do Rio Doce. We are a stock corporation, or sociedade anônima, duly organized on January 11, 1943, and existing under the laws of the Federative Republic of Brazil.

We were privatized in three stages between 1997 and 2002. In the third stage of the privatization process, on March 20, 2002, the Brazilian government and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) each sold 39,393,919 shares, in the form of common shares or American depositary shares, which together represented 32.1% of our outstanding common stock.

We are organized for an unlimited period of time. Our principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil, and our telephone number is (011) 55-21-3814-4540.

Vale Overseas

Our wholly-owned subsidiary Vale Overseas was registered and incorporated as a Cayman Islands exempted company with limited liability on April 3, 2001 (registration number 113637). Vale Overseas is incorporated for an indefinite period of time. Its registered office is at Walker House, P.O. Box 908 GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands.

Back to Contents

Acquisitions, Asset Sales and Significant Changes in 2002 and 2003

In 2002, we continued to expand our investments in copper exploration, energy and the aluminum business. Since the beginning of 2003, we have announced significant acquisition agreements in the iron ore, ferroalloys, railroad, coastal shipping and steel businesses. We have also continued our efforts to exit the pulp and paper and dry-bulk shipping businesses. The following discussion describes some of the important recent acquisitions, asset sales and significant changes in our businesses.

Mining

Salobo. In May 2002, we acquired Anglo American’s 50% interest in Salobo Metais S.A., or Salobo, through our subsidiary Caulim do Brasil Investimentos S.A. for US$ 50.9 million. Salobo is the largest of five copper projects that we are currently developing, with estimated mineral reserves of 784 million tons. We now own 100% of Salobo’s equity capital.

Antofagasta. In July 2002, we signed an investment agreement and formed a joint venture for mining, research and exploration near Cuzco in southern Peru with Antofagasta Plc, or Antofagasta, one of Chile’s largest copper producers. We have invested US$ 1.0 million in 2002 and expect to invest an additional US$ 5.7 million in the next two years. Upon completion of this investment, we will hold a 50% stake.

Rio Doce Manganese Norway. In February 2003, we acquired 100% of Elkem Rana AS, a Norwegian ferroalloy producer, for US$ 17.6 million. Elkem Rana AS has changed its name to Rio Doce Manganese Norway AS, and has a plant located in an industrial park in Mo i Rana, Norway, where ferrochrome was produced until June 2002. The plant will be converted to produce manganese ferroalloys from 2003 onwards, and is expected to have a production capacity of 100 thousand tons per year. This acquisition expands our ferroalloy business in continental Europe, where our wholly-owned subsidiary Rio Doce Manganèse Europe (RDME) already operates a manganese ferroalloy plant.

Caemi. In 2001, we acquired 50% of the voting shares of Caemi. In March 2003, we reached an agreement with Mitsui & Co. (Mitsui) to acquire its remaining stake in Caemi for US$ 426.4 million. After this transaction, we will own 100% of Caemi’s common shares, 40% of its preferred shares and 60.2% of its total capital. Caemi, a Brazilian company with its headquarters in Rio de Janeiro, is the world’s fourth largest producer of iron ore and is listed on BOVESPA. This acquisition is subject, inter alia, to the review and approval of competition authorities and the completion of the Valepar transactions described under Item 7. Major Shareholders and Related Party Transactions.

São Luís. In March 2002, we completed the construction of our new São Luís pelletizing plant. The plant produced 715,000 tons of pellets in 2002, and has a nominal production capacity of 6 million tons per year. Our total capital expenditures invested to build the plant amounted to US$ 188 million. As of December 31, 2002, our wholly-owned pelletizing operations had a combined annual production capacity of 15 million tons.

Logistics

Coastal Shipping. In May 2003, we signed a stock purchase agreement with Mitsui, a major Japanese participant in the global logistics market. Under the agreement, our wholly-owned subsidiary Navegação Vale do Rio Doce S.A.-Docenave, or Docenave, will own 79% of the total shares of a new company, DCNDB Overseas S.A., or DCNDB, established to develop the intermodal coastal shipping business. Mitsui will own the remaining 21% of the shares of DCNDB. The joint venture is subject to certain regulatory approvals. We expect the association with Mitsui to allow Docenave to offer service between the ports of Salvador and Itajai, a line which is currently not serviced by any other major carriers. We believe this joint venture could increase Docenave’s share in the coastal shipping market and enable Docenave to attract additional domestic and international customers.

Restructuring of Certain Logistics Holdings. In April 2003, we, Companhia Siderúrgica Nacional, or CSN, and others signed an agreement for the purchase and sale of shares in logistics companies. The transactions set forth in the agreement are each conditional on the others and will take place once and only if certain conditions are fulfilled. The agreement involves three principal transactions: our acquisition of CSN’s stake in Ferrovia Centro-Atlântica S.A. (FCA), the largest railroad in Latin America; the sale to CSN of our indirect stake in Sepetiba Tecon S.A., a

Back to Contents

company that operates a terminal at the Port of Sepetiba; and the transfer to CSN and Taquari Participações S.A. of our stake in Companhia Ferroviária do Nordeste (CFN), a railroad company. We believe these transactions will allow us to focus on our core transportation assets.

Energy

Estreito. In July 2002, we and our joint venture partners were awarded the concession for the Estreito hydroelectric power plant, which has a projected capacity of 1,087 MW. We now have interests in ten hydroelectric power plants with a total projected capacity of 4,451 MW, of which the energy available to CVRD will be 1,810 MW. Our Funil power plant started operations in December 2002, and we now have interests in three operational power plants (Igarapava, Porto Estrela and Funil). As described below, we are currently negotiating with ANEEL to return the concession for the Santa Isabel hydroelectric project.

Aluminum-Related Operations

Mineração Vera Cruz. In July 2002, we acquired 64% of the total capital of MVC through our wholly-owned subsidiary Aluvale for US$ 2 million. Aluvale now holds 100% of MVC, which holds active mining rights in the Paragominas region, in the state of Pará, located near our existing bauxite reserves, approximately 250 kilometers from Alunorte. This strategic location should increase our flexibility in using our existing infrastructure and should also support our planned expansion at Alunorte.

Alunorte. In July 2002, we increased our stake in Alunorte to 62.09% of the common shares and 19.05% of the preferred shares, giving us 57.03% of Alunorte’s total capital. We began consolidating Alunorte as of this date. In April 2003, Alunorte inaugurated its third production line, which has a capacity of 825,000 tons per year. With this third line, Alunorte now has a production capacity of 2.375 million tons of alumina per year. Alunorte’s total investment in this project amounted to approximately US$ 300 million.

Steel

Companhia Siderúrgica Tubarão.

In April 2003, we completed the acquisition of shares of Companhia Siderúrgica de Tubarão (CST) from Acesita S.A. (Acesita) that are not subject to the CST controlling shareholders’ agreement. We acquired 4.42% of the common shares and 5.64% of the preferred shares of CST, representing 5.17% of CST’s total capital, for US$ 59.7 million. Following this transaction, we now own 24.93% of CST’s common shares and 29.96% of CST’s preferred shares, totaling 28.02% of CST’s capital. In addition, we are currently negotiating with a group of Japanese shareholders led by JFE Steel (the “Japanese Group”) to acquire the Japanese Group’s shares of CST, jointly with Arcelor. Upon the earlier of our acquisition of the Japanese Group’s stake and the termination of the controlling shareholders’ agreement in 2005, we also expect to acquire, jointly with Arcelor, the remaining shares of CST held by Acesita and California Steel Industries, Inc. (“CSI”). We expect that the cost of acquiring these two stakes in CST will be approximately US$ 121 million. By increasing our stake in CST’s capital, we ensure our presence in the controlling group. We have also entered into agreements with Arcelor to guarantee the liquidity of our position, under which we expect to decrease our participation in CST between 2007 and 2009 to 20% of the shares of the controlling group. By 2015, we will sell our remaining stake in CST. Our stake in CST will be sold to Arcelor at prices to be determined based on a valuation performed by two investment banks.

Back to Contents

Others.

In April 2003, we signed an investment agreement with Nucor Corporation, a North American steelmaker, in order to form a joint venture in Northern Brazil, in which approximately 78% and 22% of the voting shares will be held by CVRD and Nucor (or one of its affiliates), respectively. The main purpose of the company will be the production and sale of pig iron. Nucor will invest approximately US$ 10 million, and we will contribute our Celmar S.A. – Indústria de Celulose e Papel (Celmar) forest assets to the new company. The new company will have a total value of approximately US$ 80 million. In December 2002, we purchased 46% of the outstanding capital of Celmar from Nissho Iwai Corporation. With this purchase, we now own 100% of Celmar and will soon contribute Celmar’s cultivated forest assets for use as an energy source for our pig iron project with Nucor.

Dispositions and Asset Sales

In line with our focus on mining, logistics and energy, we have moved to pare down our holdings of non-strategic assets. We have disposed of almost all of our pulp and paper assets and are also pursuing the sale of assets in the logistics sectors that are not strategically connected to our core businesses.

In the pulp and paper industry, in September 2002, we sold, for approximately US$ 49 million, our assets in the São Mateus region situated in the state of Espírito Santo to Aracruz Celulose S.A. and Bahia Sul Celulose S.A. This sale completed our planned partial divestiture of our pulp and paper businesses. Our remaining forest assets will be used in the pig iron project described above.

In the transportation industry, we continued in 2002 the divestiture of our dry-bulk shipping business begun in 2001, by selling the fleet of vessels owned by Docenave. In February 2002, the sale of the six Brazilian flag vessels with a total capacity of 592,240 DWT for US$ 53 million concluded with the delivery of the last vessel to Empresa de Navegação Elcano S.A. In and subsequent to this period, we sold another six Liberian flag vessels for US$ 45.7 million. We intend to sell our remaining dry-bulk assets in the near future.

On June 18, 2003, we agreed to sell our one remaining gold mine, Fazenda Brasileiro, to Yamana Resources Inc., a Canadian mining company, for US$ 20.9 million. The sale is subject to certain conditions. Upon completion of the sale, our gold operations will be interrupted until the start-up of the copper projects we are currently developing in Carajás, where we expect to produce gold as a by-product of the copper mining process.

We are currently negotiating with ANEEL to return the concession for the Santa Isabel hydroelectric project due to difficulties in obtaining the required environmental permits.

Business Strategy

Our goal is to strengthen our standing among the world’s leading mining companies by focusing on diversified growth in mining (mainly based on our own reserves and new exploration initiatives) and developing our new ventures in logistics and energy. We are pursuing disciplined growth in earnings and in cash generation, looking to maximize return on invested capital and the total return to our shareholders. We are emphasizing organic growth in our core businesses, although we will continue to make selective acquisitions in order to complement our strategy and diversify our portfolio.

Over the past several years, we have developed a more efficient governance structure and a robust long-term strategic planning process. Now we are building on these changes with ambitious long-range plans in each of our principal business areas. Over the five years 2003-2007, we are planning capital expenditures of approximately US$ 6 billion for organic growth. The following paragraphs highlight specific major strategies.

Maintaining Our Leadership Position in the Seaborne Iron Ore Market

In 2002, we consolidated our leadership in the seaborne iron ore trade market, achieving an estimated 29.4% of the total 480 million tons traded in the year. In 2003, we expect to further increase our share of this market through the consolidation of Caemi’s operations. We are committed to maintaining our position in the world iron ore market by keeping close contact with our customers, focusing our product line to capture industry trends and controlling costs. We believe that our strong relationships with major customers, tailored product line and logistical advantages will enable us to achieve this goal.

Back to Contents

Expanding Our Pelletizing Facilities to Accommodate Current Market Demands

We believe that, in the long term, global demand for pellets will continue to outpace the overall iron ore market, so we plan to continue investing in the development of this dynamic segment of the market. We built a new pelletizing plant at São Luís, and we are expanding production capacity at our Samarco pellet operations. With the addition of São Luís operations, and the completion of the Samarco expansion, we and our joint ventures have increased our total annual production capacity to 53 million tons. See Lines of Business – Mining – Pellets.

Growing Our Logistics Business

We believe that the quality of our railway assets and our many years of experience as a railroad and port operator position us to establish ourselves as a leading Brazilian logistics company serving both domestic and export markets. We plan to focus on the physical and commercial integration of our transportation assets, and the development of intermodal shipping through a new joint venture.

Developing Our Copper Resources

We believe that our copper projects, which are all situated in the Carajás region, can be among the most competitive in the world in terms of investment cost per ton of ore. When our copper mines enter production, they will benefit from our transportation facilities serving the Northern System. We have a Mineral Risk Contract with BNDES providing for the joint development of certain unexplored mineral resources in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of those resources.

Increasing Our Aluminum-Related Activities

We plan to develop and increase production capacity in our aluminum-related operations, focusing on bauxite and alumina. Our bauxite joint venture, MRN, and our alumina subsidiary, Alunorte, are increasing annual production capacity. Our aluminum subsidiary, Albras, increased its production capacity by 46,000 tons in 2002. In addition, we own large unexplored deposits of high quality bauxite in the states of Pará and Maranhão that will allow us to pursue further growth opportunities in the aluminum sector. We may pursue acquisitions and/or partnerships in the production of primary aluminum, depending on the level of related electricity costs.

Developing Power Generation Projects

Energy management and supply has become a priority for us, driven both by structural change in the industry, and by the risk of rising electricity prices and electricity rationing due to energy shortages, such as Brazil experienced in the second half of 2001. We have invested in ten consortia to develop hydroelectric power generation projects. These projects may sell their production to third parties in the power market, and/or we may use the electricity from these projects for our internal needs. As we are a large consumer of electricity, we expect that investing in the energy business will help protect us against volatility in price and supply of energy.

Back to Contents

LINES OF BUSINESS

Our principal lines of business consist of mining, logistics and energy. For internal management purposes, we group our aluminum-related operations together with our other significant equity participations in other companies.

Mining

Ferrous Minerals

Our ferrous minerals business segment includes iron ore mining and pellet production, as well as transportation facilities in the Northern and Southern Systems (including railroads, ports and terminals) as they relate to mining operations. Manganese mining and ferroalloys are also part of our ferrous minerals business.

The table below sets forth our ferrous minerals gross revenues by geographic market and by category for the periods indicated as reflected in our consolidated financial statements.

	For the Year Ended December 31,

	2000		2001		2002

	(In millions of US$)
Gross revenues classified by geographic destination
Export sales:
Latin America	US$	224	US$	238	US$	392
United States		252		247		340
Europe		969		1,469		1,799
Middle East		209		216		239
Japan		544		525		488
Asia, other than Japan		652		863		942

Subtotal		2,850		3,558		4,200
Domestic sales		1,000		1,083		996

Total	US$	3,850	US$	4,641	US$	5,196

Gross revenues classified by category
Iron ore	US$	2,710	US$	3,438	US$	3,705
Pellets		770		860		1,099
Manganese and ferroalloys		370		343		392

Total	US$	3,850	US$	4,641	US$	5,196

Back to Contents

Iron Ore

We conduct our iron ore business primarily at the parent company level and through our subsidiaries Ferteco Mineração S.A., or Ferteco, and Urucum Mineração S.A., or Urucum.

System Structure

The table below sets forth information regarding our proven and probable iron ore reserves and projected exhaustion dates as of December 31, 2002. The estimates of mineral reserves have been audited and verified by AMEC, experts in geology, mining and ore reserve determination. The projected exhaustion dates are estimated based on our estimates of future production levels.

Mine(1)	Began Operations	Projected Exhaustion Date	Production For the Year Ended December 31,			Proven and Probable Reserves at December 31, 2002

			2000	2001	2002	Ore Tonnage	Grade

			(in millions of tons)			(In millions of tons)	(% Fe)
Southern System
Itabira:
Caué(2)	1942	—	20.1	19.7	20.7	6.0	51.3
Conceição(3)	1957	—	19.8	19.2	20.0	474.1	54.8
Minas do Meio(2)	—	—	—	—	—	654.5	53.7

Total Itabira		2021	39.9	38.9	40.7	1,134.6	54.1

Água Limpa Complex(4)	2000	2013	3.7	2.5	3.2	85.1	45.0
Alegria Complex(5)	2000	2024	9.4	9.7	9.9	685.7	54.3
Capanema/Ouro Fino(6)	1982	2003	5.3	3.9	4.0	23.0	58.9
Córrego do Meio Complex(7)	2000	2005	1.5	1.2	1.2	5.8	57.6
Fazendão(8)	1997	—	1.2	1.0	0.8	236.3	50.6
Gongo Soco Complex(9)	2000	2020	6.6	6.7	6.8	514.2	55.0
Timbopeba(10)	1984	2008	7.6	5.5	5.2	110.0	54.8
Urucum(11)	1993	—	0.7	0.6	0.8	—	—

Ferteco:
Fábrica(12)	1956	—	—	5.6	5.2	83.3	56.0
Córrego do Feijao(12)	1956	—	—	5.8	6.3	32.3	65.9

Total Ferteco		2008	—	11.4	11.5	115.6	58.7

Total Southern System			75.9	81.4	84.1	2,910.3	54.0

Northern System
Carajás(13)	1986	2024	47.6	52.4	53.9	1,548.3	66.6

Total CVRD Group			123.5	133.8	138.0	4,458.6	58.4

(1)	CVRD’s equity interest in mines is 100% unless otherwise noted.
(2)	The Minas do Meio mine has not yet begun operations. Average product recovery after beneficiation is 72%. Average drill spacing is 100 by 100 meters.
(3)	Average product recovery after beneficiation is 78%. Average drill spacing is 100 by 100 meters.
(4)	The Água Limpa Complex consists of the Água Limpa and Cururu deposits. CVRD ownership is 60%. Average product recovery after beneficiation is 51%. Average drill spacing is 50 by 50 meters.
(5)	The Alegria Complex consists of the Alegria, Fábrica Nova and Morro da Mina deposits. Average product recovery after beneficiation is 73%. Average drill spacing is 100 by 100 meters.
(6)	CVRD’s ownership interest is 51%. Average product recovery after beneficiation is 85%. Average drill spacing is 100 by 100 meters.
(7)	The Córrego do Meio Complex consists of the Córrego do Meio and Segredo deposits. Present proven and probable reserves are limited to the Córrego do Meio deposit. Average product recovery is 100% (direct shipping). Average drill spacing is 100 by 100 meters.
(8)	Average product recovery is 100% (direct shipping). Average drill spacing is 100 by 100 meters.
(9)	The Gongo Soco Complex consists of the Gongo Soco, Brucutu and Baú deposits. Average product recovery after beneficiation for Gongo Soco and Bau is 84%. Average product recovery for Brucutu is 100% (direct shipping). Average drill spacing is 100 by 100 meters.
(10)	Average product recovery after beneficiation is 77%. Average drill spacing is 100 by 100 meters.
(11)	There are no proven and probable reserves at Urucum.
(12)	We acquired Ferteco in 2001; the beginning of operations before our acquisition was in 1956.
(13)	Includes the N4WC, N4WN, N4E, N5W, N5E and N5E-N mines. Average product recovery after beneficiation is 92%. Average drill spacing for N4W and N4E mines is 100 by 100 meters with local infill at 50 by 50 meters. Average drill spacing for N5W, N5E and N5E-N is 50 by 50 meters.

Back to Contents

Integrated Systems

The following map shows the location of our current principal operations.

CVRD OPERATIONS

AMAZONAS
Manaus
PARÁ
MARANHÃO
Fortaleza
Recife
Suape
Maceió
SERGIPE
BAHIA
Salvador
BRAZIL
TOCANTINS
GOIÁS
MINAS GERAIS
MATO GROSSO DO SUL
ESPÍRITO SANTO
RIO DE JANEIRO
Sepetiba
SÃO PAULO
Santos
SANTA CATARINA
São Francisco do Sul
RIO GRANDE DO SUL
Rio Grande
Buenos Aires
ATLANTIC OCEAN
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
19
20
21
A
B
C
D
E
F
G
H
I
J
L
M

General Legend

- Iron Ore Mining
- Bauxite Mining
- Manganese Mining
- Copper Projects
- Kaolin Mining
- Potash Mining
- Gold Mining
- Pelletizing Plant, Alumina Refinery, Aluminum Smelter, Steel Mills, Fertilizers Plant
- Shipping, Port Facilities
- Hydroelectric Plants
- Forestry
- Offices Abroad
- CVRD Railroads
- Affiliated Railroads

- EFC
- EFVM
- CFN
- FNS
- FCA
- Ferroban, FCA holds passage rights
- Ferroban, FCA operation
- Coastal shipping

World Map Legend

- A – CSI – United States
- B – RDA – United States
- C – RDI – Belgium
- D – RDMN – Norway
- E – Cordillera de las Minas – Peru
- F – Nisky Mayo – Peru
- G – CMLA – Compañia Minera Latino Americana – Chile
- H – Siderar – Argentina
- I – RDME – France
- J – GIIC – Bahrain
- L – RDASIA – China
- M – RDASIA – Japan

Brazil Map Legend

1. Northern System (Iron Ore, Copper, Manganese, Gold)
2. MRN (Bauxite)
3. PPSA (Kaolin)
4. Albras, Alunorte
5. MVC (Bauxite)
6. Celmar (Forestry)
7. Ponta da Madeira Maritime Terminal; São Luís Pelletizing Plant
8. TMIB (Shipping; Potash)
9. Fazenda Brasileiro (Gold)
10. Sibra
11. Igarapava Hydroelectric Plant
12. NES, Usiminas
13. Fosfértil
14. Southern System (Iron Ore)
15. MBR (Iron Ore); Ferteco (Iron Ore)
16. Funil Hydroelectric Plant
17. Porto Estrela Hydroelectric Plant
18. Tubarão Port Complex, TVV; Hispanobras, Nibrasco, Itabrasco, Kobrasco, CVRD Pelletizing Plants, CST
19. Samarco
20. Sepetiba Port, Docenave; Valesul
21. Urucum (Manganese)

Back to Contents

Our iron ore mining and related operations are concentrated in two regions in Brazil, the Southern System and the Northern System. The Southern System is located in the states of Minas Gerais and Espírito Santo, and the Northern System is located in the states of Pará and Maranhão. Each system includes iron ore reserves and other mineral deposits, mines, ore processing facilities and integrated railroad and terminal transportation facilities. Our railroads connect each system and bring products from the mines to our maritime terminals, located at the Tubarão Maritime Terminal Complex in the Southern System, and Ponta da Madeira Maritime Terminal Complex in the Northern System. The operation of two separate systems, each with transportation capability under our control, enhances reliability and consistency of service to our customers.

Southern System

The Southern System is an integrated system consisting of iron ore mines, the Vitória-Minas railroad, and the Tubarão Maritime Terminal Complex (located in Vitória, in the state of Espírito Santo). The iron ore mines of the Southern System are located in a region called the Iron Quadrangle in the state of Minas Gerais, in the southeast of Brazil. The Southern System is accessible by road or by spur tracks of the Vitória-Minas railroad. The iron ore from Ferteco’s mines is also transported through MRS Logística S.A. (MRS)’s railroad to our Port of Sepetiba. Transportation of the iron ore concentrate, lump and natural pellet ore produced in the Southern System is discussed below in ––Logistics.

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

Back to Contents

Northern System

The Northern System is an integrated mine, railroad and port system, including open pit mines and an ore processing complex. The Northern System is located in the Carajás region, in the states of Pará and Maranhão in the north of Brazil (in the Amazon River basin), on public lands for which we hold mining concessions. The Northern System’s reserves are among the largest iron ore deposits in the world. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the north range, which is divided into six main mining bodies (N4E, N4WC, N4WN, N5W, N5E and N5E-N).

The N4E deposit is the largest operational pit in the Northern Region. Industrial scale mining operations began at this mine in 1985. We selected the N4E mine as the first iron body to be developed in the Northern System because development of the N4E would facilitate access to the N4W and N5 deposits, which could share the N4E beneficiation complex and train-loading terminal. We began mining operations at N4W in 1994, opening two pits (N4WC and N4WN). We completed the construction of two in-pit crushing systems located at N4E and N4WN mines in late December 1998. The N4E and N4W mines use conventional open pit benching, with drilling and blasting to open a free face followed by shovel loading. During 1998, we also started operations in the N5 mines (N5W and N5E). Mining of N5E-N is expected to begin in 2003.

Because of the high iron content (66.6% on average) in the Northern System, we do not have to operate a concentration plant at Carajás. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. This allows us to produce marketable iron ore in the Northern System at a lower cost than in the Southern System. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore, which is sampled regularly before storage at the Carajás stockyard by automatic sampling systems that conform to ISO 9002 standards. After the beneficiation process, our Carajás railroad transports Northern System iron ore to the Ponta da Madeira Maritime Terminal Complex located at São Luís in the state of Maranhão, on the Atlantic Ocean.

Our complex in Carajás is accessible by road, air and rail. It obtains electrical power at market rates from regional utilities. To support our Carajás operations and to reduce turnover of mining personnel, we have housing and other facilities in a nearby township.

Back to Contents

Pellets

The table below sets forth information regarding our share ownership and joint venture partners as of May 31, 2003 and total pellet production by us and our joint ventures for the periods indicated.

	System	Our Direct or Indirect Share of Capital		Partners	Total Pellet Production(1)(2) for the Year Ended December 31,			Nominal Capacity

		Voting	Total		2000	2001	2002

		(%)			(in millions of tons)
CVRD	Northern/	N/A	N/A	N/A	5.0	5.1	5.8	11.2
	Southern

Ferteco	Southern	100%	100%		—	3.5	4.5	4.0

GIIC	Bahrain	50.0	50.0	GIC	3.6	2.7	3.1	4.0

Hispanobrás	Southern	51.0	50.9	Aceralia	3.8	3.7	3.7	3.8

Itabrasco	Southern	51.0	50.0	Ilva	3.3	3.3	3.3	3.3

Kobrasco	Southern	50.0	50.0	Posco	4.4	4.2	4.1	4.3

Nibrasco	Southern	51.1	51.0	Nippon Steel	8.5	7.1	7.1	8.4
				Sumitomo
				JFE Steel
				Kobe Steel
				Nisshin Steel
				Nissho Iwai

Samarco	Ponta do Ubú	50.0	50.0	BHP Billiton	12.7	9.9	11.6	14.0

Total					41.3	39.5	43.2	53.0

(1)	Total production by joint venture entity.
(2)	Production figures are for the full year beginning the year of acquisition by CVRD of an equity interest in the entity even if acquired during the year.

Our pellet activities increase our market for fine and ultrafine iron ore products. We sell pellet feed to our pellet joint ventures at market-based prices. Historically, we have supplied all of the iron ore requirements of our joint ventures located in the Southern System. Some of the pellets we and our joint ventures produce are DR pellets, which are used in steel mills that use minimill rather than blast furnace technology. The percentage of DR pellets our pellet joint ventures delivered was 23.5% in 2000, 36.2% in 2001 and 21% in 2002.

In March 2002, we completed the construction of our new São Luís pelletizing plant, which is located in the Northern System and has a nominal annual production capacity of 6 million tons. Our total capital expenditure for the plant was US$ 188 million.

Back to Contents

The table below sets forth information regarding iron ore shipments to our pellet joint ventures for the periods indicated.

	For the Year Ended December 31,

	2000	2001	2002

	(In millions of tons)
GIIC	2.0	1.7	2.6
Hispanobrás	4.1	3.9	3.7
Itabrasco	3.6	3.6	3.6
Kobrasco	4.7	4.5	4.4
Nibrasco	9.3	7.8	7.3
Samarco	1.9	1.9	2.0

Total	25.6	23.4	23.6

Customers, Sales and Marketing (Iron Ore and Pellets)

We use all of our iron ore and pellets (including our share of joint venture pellet production) to supply the steelmaking industry. Prevailing and expected levels of demand for steel products affect demand for our iron ore and pellets. Demand for steel products is influenced by many factors, such as expected rates of economic growth.

Historically, we have exported more than two-thirds of our iron ore shipments. We export iron ore and pellets primarily to Asia and Europe, with customers in China, Japan, South Korea, France and Germany accounting for approximately 52.3% of our total iron ore and pellets export shipments in 2002. Our 10 largest customers collectively purchased 53.12 million tons of iron ore and pellets from us, representing 46% of our 2002 iron ore and pellet shipments and approximately 46% of our total iron ore and pellets revenues. No individual customer accounted for more than approximately 9.5% of our sales of iron ore and pellets for any of the three years ended December 31, 2002.

We strongly emphasize customer service in order to improve our competitiveness. We work with our customers to understand their principal objectives and then tailor our iron ore to meet specific customer needs. To provide a tailored product, we take advantage of our large number of iron ore mines in order to produce multiple iron ore products possessing different grades of iron, silica and alumina, and varying physical properties, including grain size. We believe that we offer our customers more variety than our competitors. This variety helps us offset disadvantages in relation to competitors who may be more conveniently located geographically. In addition to offering technical assistance to our customers, we operate sales support offices in Tokyo, Brussels, Luxemburg, New York and Shanghai. These offices allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive deliveries on schedule. Our central sales office in Rio de Janeiro coordinates the activities of these offices.

Distribution (Iron Ore and Pellets)

Our ownership and operation of transportation systems designed for the efficient transportation of iron ore products complement our iron ore mining business. We operate an integrated railroad and terminal network in each of our Northern and Southern Systems. These networks transport our iron ore products from interior mining locations to the maritime terminal and domestic customers. A more detailed description of the networks is provided in the section below entitled Logistics.

Competition (Iron Ore and Pellets)

The international iron ore market is highly competitive. Several large producers operate in this market. The principal factors affecting competition are price, quality, range of products offered, reliability and transportation costs. In 2002, the European market and the Asian market (primarily China, Japan and South Korea) were the primary markets for our iron ore.

Our biggest competitors in the Asian market are located in Australia and include affiliates of Broken Hill Proprietary Company Limited, or BHP Billiton, and The Rio Tinto Corporation Plc. Although the transportation

Back to Contents

costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia’s geographical proximity, we believe we are able to remain competitive in the Asian market for two principal reasons. First, steel producers generally seek to obtain the types (or blends) of iron ore which can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels, which generally lead to lower processing costs. For example, the alumina content of our iron ore is very low compared to Australian ore. Our ore also has high iron ore grade, which improves productivity in blast furnaces, which is important during periods of high demand. Second, steel mills often develop sales relationships based on a reliable supply of a specific mix of iron ore. We have an aggressive marketing policy of meeting our clients’ needs to the extent possible, including placing specialized personnel in direct contact with our clients to determine the blend that best suits each particular client. We sell our products FOB from our ports, which means that the invoice price includes delivery at our expense to our ports and no further. In general, our ownership of the process of producing and transporting iron ore to our ports helps ensure that our products get to our ports on schedule and at competitive costs. Consequently, we believe that the sale of our shipping dry-bulk assets will not affect our competitiveness as we have not subsidized shipping costs for those customers who have used our fleet. We believe that third-party carriers are readily available to serve our customers.

We are competitive in the European market for the reasons we described above, as well as the proximity of the Ponta da Madeira port facilities to European customers. Our principal competitors in Europe are:

•	BHP Billiton (Australia) and Affiliates,

•	Kumba Resources (South Africa),

•	Luossavaara Kiirunavaara AB - LKAB (Sweden),

•	Rio Tinto (UK) and Affiliates, and

•	Sociétè Nationale Industrielle et Minière - SNIM (Mauritania).

The Brazilian iron ore market is highly competitive with a wide range of smaller producers. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in domestic sales. Prevailing export market prices, with adjustments negotiated to compensate for lower transport costs to domestic customers, influence iron ore sales in the domestic market.

Manganese and Ferroalloys

We conduct our manganese and ferroalloy business primarily through the following subsidiaries and joint ventures, as of May 31, 2003:

	Our Direct or Indirect
	Share of Capital

	Voting		Total	Partners

		(%)
Companhia Paulista de Ferro-Ligas (CPFL)	99.9%		93.6%

Nova Era Silicon S.A. (NES)	49.0		49.0	Mitsubishi
				JFE Steel
				Mizushima
Rio Doce Manganèse Europe (RDME) (France)	100		100

Rio Doce Manganese Norway AS (RDMN)	100		100

Sibra Eletrosiderúrgica Brasileira S.A. (SIBRA)	100		99.3

Urucum Mineração S.A. (Urucum)	100		100

Back to Contents

In 2002, we were the largest Brazilian manganese ore producer, with total shipments of approximately 665 thousand tons. We had US$ 283 million in revenues in 2002 from manganese ore and ferroalloy sales.

We produce manganese ore products from the Azul mine in the Carajás region in the state of Pará and from the Urucum mine in the Pantanal region in the state of Mato Grosso do Sul. We operate on-site beneficiation plants at both the Azul and Urucum mines. Both mines are accessible by road and obtain electrical power at market rates from regional electric utilities. We also operate minor mines in the states of Minas Gerais and Bahia.

Our manganese mines produce three types of manganese products:

•	metallurgical ore used primarily for the production of ferroalloys;

•	natural manganese dioxide suitable for the manufacture of electrolytic batteries; and

•	chemical ore used in several industries for the production of fertilizer, pesticides and animal food and used as a pigment in the ceramics industry.

The production of ferroalloys consumes significant amounts of electricity. For information on the risks associated with potential energy shortages, see Item 3. Key Information—Risk Factors.

The table below sets forth information regarding our manganese mines and recent manganese ore production for the periods indicated. The estimates of mineral reserves have been audited and verified by AMEC. We own 100% of both mines.

	Began Operations	Projected Exhaustion Date		Production For the Year Ended December 31,

						Proven and Probable Reserves

							Ore
			2000	2001	2002	Type	Tonnage(1)	Grade(2)

Azul(3)	1986	2016	1.4	1.4	1.8	Open Pit	19.5	47.0
						Stockpile	0.8	47.3
Urucum(4)	1976	2017	0.3	0.3	0.3	Underground	7.4	48.0

Total			1.7	1.7	2.1		27.7	47.3

(1)	Reported as recoverable wet product tons, in millions of tons.
(2)	Reported as wet recoverable product grade.
(3)	Average drill spacing is 50 by 50 meters for proven reserves and 100 by 100 meters for probable reserves.
(4)	Sampled with underground face samples at a spacing of 50 by 50 meters.

Back to Contents

The table below sets forth information regarding our ferroalloy production in 2002.

	Production	Production in
	Capacity	2002

	(In thousands of	(In thousands
	tons per year)	of tons)
Rio Doce Manganese Europe (RDME)	130	123

Companhia Paulista de Ferro-Ligas / Sibra Eletrosiderúrgica Brasileira S.A. (CPFL/Sibra)	310	316

Nova Era Silicon S.A. (NES)	45	35

Total	485	474

Competition (Manganese Ore and Ferroalloys)

The markets for manganese ore and ferroalloys are highly competitive. Competition in the manganese ore market takes place in two sectors. High-grade (40% Mn or more) manganese ore competes on a seaborne basis, while low grade ore competes on a regional basis. For some ferroalloys high-grade ore is mandatory, while for some others high and low grade ores are complementary. Besides manganese content, cost and physical-chemical features play an important role in competition (e.g. moisture, impurities). The main suppliers of high-grade (HG) ores are South Africa, Gabon and Ghana. The main producers of low-grade (LG) ores are Ukraine, China, Kazakhstan, India and Mexico. CVRD is the second largest worldwide supplier of manganese ores with HG ores in Carajás and Urucum mines, and LG ores in Minas Gerais and Bahia states.

The ferroalloy market is characterized by a large number of market participants who compete primarily on the basis of price. The principal competitive factors in this market are costs of manganese ore, electricity, logistics and carbon. We compete both with standalone producers and integrated producers that also mine their own ore. Our competitors are located principally in ore or steel producing countries.

Non-Ferrous Minerals

Our non-ferrous minerals business segment includes the production of gold and other non-ferrous minerals, such as kaolin and potash. We also include our copper exploration efforts in the non-ferrous category. The table below sets forth information regarding our non-ferrous gross revenues and sales by geographic market for the periods indicated.

		For the Year Ended December 31,

	2000		2001		2002

		(In millions of US$)
Gross revenues classified by geographic destination
Export sales:
United States	US$	156	US$	139	US$	35
Europe		35		33		100
Japan		4		—		3
Asia, other than Japan		3		1		5

Subtotal		198		173		143

Domestic sales		90		78		96

Total	US$	288	US$	251	US$	239

Gross revenues classified by category
Gold	US$	156	US$	139	US$	103
Potash		85		71		91
Kaolin		47		41		45

Total	US$	288	US$	251	US$	239

Back to Contents

Gold

We conduct our gold business primarily at the parent company level. We produced 314.5 thousand troy ounces of refined gold in 2002, and were responsible for approximately 22% of all gold produced on an industrial scale in Brazil during 2002. Gold sales generated US$ 103 million of revenues in 2002.

We started gold operations in 1984. In June 2002, we closed our Igarapé Bahia mine, leaving us with only one remaining gold mine, Fazenda Brasileiro, in operation at the end of 2002. On June 18, 2003, we agreed to sell Fazenda Brasileiro to Yamana Resources Inc., a Canadian mining company, for US$ 20.9 million. The sale is subject to certain conditions. Upon completion of the sale, our gold operations will be interrupted until the start-up of the copper projects we are currently developing in Carajás. We expect these projects to produce gold as a by-product of their copper mining operations.

The table below sets forth information regarding estimated gold proven and probable reserves as of December 31, 2002. The estimates of gold reserves have been audited and verified by AMEC. Fazenda Brasileiro is 100% owned by the Company and is principally an underground operation with limited oxide mineralization being mined by open pit. Average drill spacing is 25 by 10 meters for proven reserves and 100 by 50 meters for probable reserves.

	Proven and Probable Reserves

	Ore Type(2)	Ore Tonnage (Mt)	Au Grade (g/t)	Contained Gold (t)	Metal Recovery (%)	Recoverable Gold

		(Millions of tons)	(gram/ton)	(tons)	(percent)	(tons)	(Millions of troy ounces)
Fazenda Brasileiro	Sulfide Carbon-in-Pulp	1.77	3.84	6.81	95	6.5	0.21
	Heap Leaching	0.63	2.14	1.34	72	1.0	0.03

	Total	2.40	3.39	8.15	91	7.5	0.24

The table below sets forth information regarding our gold mines and recent gold production for the periods indicated. The projected exhaustion date is based on 2002 production levels. The average total cash cost of production (US$ per troy ounce) was US$ 165 in 2000, US$ 146 in 2001 and US$ 141 in 2002.

	Commencement	Actual/Projected	Production
	of Operations	Exhaustion Date	For the Year Ended December 31,

			2000	2001	2002

			(Thousands of troy ounces)
Almas	1985	2001	13.2	0.6	—
Caeté	1996	2001	11.0	0.4	—
Fazenda Brasileiro	1984	2005	154.6	165.2	153.2
Igarapé Bahia	1991	2002	333.9	328.3	148.2
Itabira	1984	2002	22.4	18.8	13.1

Total			535.1	513.3	314.5

The Fazenda Brasileiro gold mine includes an on-site processing facility to produce doré bars from raw ore. We ship doré bars to a third-party refinery for remelting and chemical treatment, which yields gold bars with 99.99% purity. Our gold is insured from the time we place it in its mine vaults until it reaches the customer.

As of December 31, 2002, our proven and probable gold reserves represented less than three years of production. In 2002, we spent US$ 5 million for gold exploration and resource development, including US$ 0.4 million related to prospecting for new deposits and US$ 4.6 million directed to the extension of existing reserves. None of these expenses were reimbursed under the Mineral Risk Contract. See —Current Copper Prospects—Mineral Risk Contract.

Back to Contents

Kaolin

We conduct our kaolin business through our stake in Pará Pigmentos S.A., which began operations in August 1996. Our total and voting interests in Pará Pigmentos are 75.5% and 80.0%, respectively. Our partners in Pará Pigmentos are Mitsubishi Corporation and International Finance Corporation. Our proven and probable reserves of 6.4 million tons are projected to be exhausted in 2007.

Kaolin is a fine white aluminum silicate clay used in the paper, ceramic and pharmaceutical industries as a coating agent and filler. Pará Pigmentos sold approximately 330,000 tons of kaolin in 2002.

Potash

Potash is an important raw material used in the production of fertilizers. We lease a potash mine in the state of Sergipe from Petrobras-Petróleo Brasileiro S.A. (Petrobras), the Brazilian oil company. The lease was signed in 1991 for a period of 25 years, and is renewable for another 25 years. The mine is the only potash mine in Brazil and has a current nominal capacity of 600,000 tons per year. We had gross revenues of US$ 91 million from potash sales in 2002.

We have budgeted US$ 67 million in capital expenditures to expand the mine capacity to 850,000 tons per year by 2005. Our proven and probable reserves should be sufficient to ensure the estimated production for the next 5 years.

Current Copper Prospects

The table below sets forth information, at May 31, 2003, regarding our joint ventures and the status and potential productivity of our principal copper (Cu) prospects, all but one of which features a gold (Au) by-product:

	Our Direct or
	Indirect Share		Total		Total
	of Capital		Expected		Expected
	(Voting and		Other Mineral		Capital	Anticipated
	Total) (1)	Status	Deposits		Expenditures	Start-up Date

	%		(Millions of		(In millions of
			tons)		US$)

Sossego	100%	Under	196 at 1.02%	US$	383	2004
		construction	Cu and 0.3 g/t Au

Project 118	50.0	Feasibility in progress	64 at 0.80% Cu		154	2005

Salobo	100	Feasibility in progress	784 at 0.96% Cu and 0.6 g/t Au		418	2006

Cristalino	50.0	Pre-feasibility in progress	250 at 0.79% Cu and 0.15 g/t Au		385	2007

Alemão	67.0	Pre-feasibility in progress	200 at 1.60% Cu and 0.90 g/t Au		508	2008

(1)	Where the project is not wholly-owned, our partner in the project is BNDES.

In addition, we and BNDES are prospecting the Carajás region for new copper exploration projects. See — Mineral Risk Contract.

Back to Contents

Exploration

As part of our mineral prospecting and development activities in Brazil, we have acquired extensive experience in exploration techniques and processes specifically designed for use in tropical areas of the world. Our current mineral exploration efforts are mainly in Brazil, other Latin American countries and Asia, and focus primarily on copper, gold, nickel, manganese, kaolin and platinum group metals. Exploration costs are recorded as expenses until viability of mining activities is established (see note 2(e) to our financial statements). Expenditures for our mineral exploration program in 2002 amounted to US$ 50 million and the budget for 2003 is US$ 72.0 million.

Since 1998, we have focused our exploration efforts on areas where geological knowledge was more advanced, focusing primarily on gold and copper, and let lapse those claims we did not consider economically attractive. As a result, our undeveloped acreage claims decreased from approximately 31.2 million hectares as of December 31, 1997, to 7.6 million hectares as of December 31, 2002.

Mineral Risk Contract

We and BNDES entered into a Mineral Risk Contract in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, which is part of the Northern System, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development were specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$ 205 million, which represents half of the US$ 410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years, which was extended for an additional period of two years. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2002, we and BNDES each had remaining commitments to contribute an additional US$ 63 million toward exploration and development activities. We both expect to fund a portion of these contributions each year through 2004. In the event that either of us wishes to conduct further exploration and development after having spent such US$ 205 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us for our contribution of existing development and ownership rights in the Carajás region through a finder’s fee production royalty on mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

Back to Contents

Logistics

We operate our logistics business, which is comprised of the transportation of third-party products and passengers, through the following subsidiaries and joint ventures as of May 31, 2003:

	Principal Activity	Our Direct or Indirect Share of Capital		Partners

		Voting	Total

		(%)
Cia. Portuária Baía de Sepetiba (CPBS)	Ports and Terminals	100.00%	100.00%

Companhia Ferroviária do Nordeste (CFN) (1)	Railroad	33.17	33.17	Taquari Participações S.A. CSN Employees

DCNDB Overseas S.A. (DCNDB)	Shipping	79.00	79.00	Mitsui

Navegação Vale do Rio Doce S.A- Docenave (Docenave)	Shipping	100.00	100.00

Ferroban-Ferrovias Bandeirantes S.A. (Ferroban)	Railroad	0.00	3.75	Nova Ferroban Gaborone Participações Capmelissa FUNCEF PREVI

Ferrovia Centro-Atlântica S.A. (FCA)	Railroad	20.00	45.65	CSN KRJ Participações Financeira Ibertrust TRANSGER Others

MRS Logística S.A. (MRS)	Railroad	28.90	17.30	CSN MBR Usiminas Ultrafértil Employees Others

Sepetiba Tecon S.A. (Sepetiba Tecon) (1)	Ports and Terminals	50.00	50.00	CSN

Terminal de Vila Velha S.A. (TVV)	Ports and Terminals	99.89	99.89	Employees

(1)	We have entered into an agreement to restructure some of our logistics holdings. See Business Overview – Acquisitions, Asset Sales and Significant Changes in 2002 and 2003 – Logistics – Restructuring of Certain Logistics Holdings.

Back to Contents

The table below sets forth information regarding our third-party logistics revenues and sales by geographic market for the periods indicated.

		For the Year Ended December 31,

		2000		2001		2002

		(in millions of US$)
Revenues classified by geographic destination:
Export sales:
Latin America	US$	30	US$	65	US$	25
United States		64		21		3
Europe		75		44		9
Middle East		6		4		—
Japan		15		10		1
Asia, other than Japan		5		3		3

Subtotal		195		147		41

Domestic sales		403		344		374

Total	US$	598	US$	491	US$	415

Revenues classified by category
Railroads	US$	203	US$	182	US$	201
Ports		86		75		116
Ships		309		234		98

Total	US$	598	US$	491	US$	415

Railroads

Vitória-Minas Railroad. The Vitória-Minas railroad, in the Southern System, originates near the city of Belo Horizonte and our Itabira mines in the state of Minas Gerais. We operate this railroad under a 30-year renewable concession granted by the Brazilian government in July 1997. This railroad extends 905 kilometers to our Tubarão Maritime Terminal Complex located near the Port of Vitória in the state of Espírito Santo. The Vitória-Minas railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located near this area and major agricultural regions are adjacent and accessible to the Vitória-Minas railroad. The Vitória-Minas has a daily capacity of 300,000 tons of iron ore. In 2002, the Vitória-Minas railroad carried a total of 112 million tons of iron ore and other cargo (of which 41.4 million tons, or 36.9%, consisted of cargo transported for third parties). The Vitória-Minas railroad also carried approximately one million passengers in 2002.

The principal cargo of the Vitória-Minas railroad consists of:

•	iron ore and pellets, carried for us and third parties;

•	steel, coal and pig iron carried for steel manufacturers located along the railroad;

•	limestone carried for steel mills located in the states of Minas Gerais and Espírito Santo; and

•	other general cargo such as agricultural products, construction products and fuel and chemical products.

We charge market rates for third-party freight, including pellets and aluminum originating from joint ventures and other enterprises in which we do not own 100% of the equity interest. Market rates vary based upon the distance traveled, the kind of product and the weight of the freight in question.

Carajás Railroad. We operate the Carajás railroad under a 30-year renewable concession granted by the Brazilian government in June 1997. This railroad, located in the Northern System, starts at our Carajás iron ore mine in the state of Pará, and extends 892 kilometers to our Ponta da Madeira Maritime Terminal Complex facilities located near the Port of São Luís in the state of Maranhão. The Carajás railroad consists of one line of track, with

Back to Contents

spur tracks and turnouts to permit the passage of trains in opposite directions. The Carajás railroad has a daily capacity of 130,000 tons of iron ore. In 2002, the Carajás railroad carried a total of 58.9 million tons of iron ore and other cargo (of which 7.1 million tons, or 12%, consisted of cargo transported for third parties). The Carajás railroad also carried approximately 450 thousand passengers in 2002. The principal cargo of the Carajás railroad consists of iron ore, principally carried for us.

Other Investments. We hold a 20% interest in the voting capital of FCA, which operates the central east regional railway network of the Brazilian national railway system under a 30-year renewable concession granted in 1996. The central east network contains approximately 7,000 kilometers of track extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Goiás, Rio de Janeiro and Distrito Federal. It connects with our Vitória-Minas railroad near the cities of Belo Horizonte and Vitória. FCA currently operates on the same track gauge as our Vitória-Minas railroad. In 2002, FCA reported net revenues of US$ 116.5 million and a net loss of US$ 92.9 million. In April 2003, we signed a contract to acquire CSN’s stake in FCA. This acquisition is still subject to governmental approval and certain conditions. See —Business Overview—Acquisitions, Asset Sales and Significant Changes in 2002 and 2003—Logistics.

We currently hold 3.75% of the total capital of Ferroban-Ferrovias Bandeirantes S.A., or Ferroban. Ferroban operates a 4,236 kilometer railroad linking the states of São Paulo, Minas Gerais, Paraná and Mato Grosso do Sul. In 2002, Ferroban reported net revenues of US$ 38.4 million and a net loss of US$ 86.2 million. The section of Ferroban’s network between Araguari and Vale Fertil, in the state of Minas Gerais, has been operated by FCA since 1998 and in January 2002 FCA began operating the section between Vale Fertil in the state of Minas Gerais and Boa Vista in the state of São Paulo. This connection allows FCA to reach the Santos port.

We own directly and indirectly 17.3% of the total capital and 28.9% of the voting capital in MRS. Caemi has a direct 17% interest in the total capital and 27.9% in the voting capital of MRS. MRS is a 1,612 kilometer railroad which links the states of Rio de Janeiro, São Paulo and Minas Gerais with a capacity to transport 85 million tons per year. MRS operates under a 30-year renewable concession granted by the Brazilian government in November 1996.

The Brazilian government has the option to extend our railroad concessions when they expire. All of our railroad concessions expire between August 2026 and December 2028.

Through CFN, we also hold a 32.4% stake in the Malha Nordeste railroad. The Malha Nordeste railroad operates under a 30-year concession granted by the Brazilian government in December 1997. Malha Nordeste is an existing rail line with 4,342 kilometers of track extending into the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe. The Malha Nordeste line comes close to our Carajás line in the Northern System but is built on a narrower gauge. In 2002, CFN reported net revenues of US$ 7.8 million and a net loss of US$ 10.7 million. In April 2003, as described above in —Business Overview—Acquisitions, Asset Sales and Significant Changes in 2002 and 2003, we signed an agreement to transfer our stake in CFN to CSN and Taquari Participações S.A. A portion of the consideration we will pay in connection with this and the related transactions will be allocated to our share of CFN’s negative shareholders’ equity. This acquisition is still subject to governmental approval and certain conditions.

Ports and Terminals

We operate ports and terminals principally as a means to complete the distribution of our iron ore and pellets to ocean-going vessels serving the export market. See —Ferrous Minerals—Pellets—Distribution—Iron Ore and Pellets. We also use our ports and terminals to handle third-party cargo. In 2002, 20% of the cargo handled by our ports and terminals represented cargo handled for third parties.

Tubarão Maritime Terminal Complex. The Tubarão Maritime Terminal Complex, which covers an area of approximately 18 square kilometers, is located near the Port of Vitória in the state of Espírito Santo and has two piers. Pier I can accommodate two vessels at a time, one of up to 80,000 DWT on the southern side and one of up to 180,000 DWT on the northern side. Pier II can accommodate one vessel of up to 330,000 DWT at a time. In Pier I there are two shiploaders, which can load up to a combined total of 14,000 tons per hour. In Pier II there are two shiploaders that work alternately and can each load up to 16,000 tons per hour. Praia Mole Terminal, located in the

Back to Contents

Tubarão Maritime Terminal Complex, is principally a coal terminal and has an annual capacity of 12 million tons of coal, which is being expanded to 15 million tons per year in a project expected to be completed by 2004. In 2003, we have budgeted US$ 11 million for the expansion of the Praia Mole Terminal. The Tubarão Maritime Terminal Complex has a 75 million ton capacity of iron ore per year. We operate a grain terminal, accessible by highway in the Tubarão area, with an annual capacity of 6.0 million tons (4.5 million tons for grains and 1.5 million tons for general cargo) and a maximum loading speed of 1,500 tons per hour. We also operate a bulk liquid terminal with a capacity of 2.0 million cubic meters per year.

Cargo shipped through our Tubarão Maritime Terminal Complex consists principally of iron ore and pellets. In 2002, 63,972 thousand tons of iron ore and pellets were shipped though the terminal (of which 58,980 thousand tons were shipped for us and 4,992 thousand tons were shipped for third-parties). Other cargo included coal, grain, coking coal, pig iron and fertilizers for a total of all cargo shipped of 83,897 thousand tons in 2002.

Ponta da Madeira Maritime Terminal Complex. The Ponta da Madeira Maritime Terminal Complex is located near the Port of São Luís in the state of Maranhão. The Ponta da Madeira port facilities can accommodate two vessels. Pier I can accommodate vessels displacing up to 420,000 DWT. Pier II can accommodate vessels of up to 155,000 DWT. The two berths have a maximum loading rate of 16,000 tons per hour at Pier I and 8,000 tons per hour at Pier II. In 2003, we have budgeted US$ 16.4 million to build Pier III. Pier III will be able to accommodate vessels of up to 220,000 DWT and will have a maximum loading rate of 8,000 tons per hour.

Cargo shipped through our Ponta da Madeira Maritime Terminal Complex by tonnage consists principally of iron ore for us. Other cargo includes manganese ore for us and pig iron and soy beans for third parties. In 2002, 52,360 thousand tons were shipped through the terminal for us and 2,576 thousand tons were shipped through the terminal for third parties.

Other Investments. In September 1994, we licensed the Inácio Barbosa Maritime Terminal, a maritime terminal located in the state of Sergipe, near our potash mine. Under the terms of the ten-year agreement we entered into with Sergiportos, a state-owned port company, we receive 40% of the net operating profit of the terminal and must manage the terminal.

In May 1998, we entered into a 25-year lease for the Capuaba maritime terminal in Vitória, in the state of Espírito Santo. We shipped 2.0 million tons of cargo during 2002, and 1.7 million tons of cargo during 2001.

In September 1998, we acquired a 50% indirect interest in the lease of the Sepetiba container terminal, operated by Sepetiba Tecon S.A. CSN holds the remaining 50% of Sepetiba Tecon. The lease has a term of 25 years and we can renew it for an additional period of 25 years. The price for the concession was approximately US$ 79 million, of which we have already paid US$ 33 million. The remainder is due in 276 monthly installments, which started in January 2003. We have agreed, subject to certain conditions, to sell our indirect interest in Sepetiba Tecon to CSN. See —Business Overview—Acquisitions, Asset Sales and Significant Changes in 2002 and 2003—Logistics.

The Terminal de Vila Velha S.A. (TVV) is a port option for loading and unloading of containers, in addition to being an alternative for general cargo (import and export operations) and automobile operations in Southeast and Midwest Brazil. By connecting to the Vitória-Minas railroad and with easy access to the BR101 and BR262 highways, TVV is multimodal. The terminal is formed by berths 203 and 204 at the Capuaba Quay, has a 450 meter berth area and retro-area measuring nearly 100 thousand square meters. It has a covered storage area measuring 13,300 square meters and a yard with capacity for 3,300 containers. TVV is equipped with four quays cranes, two portainers and four transtainers. In 2002, TVV shipped over 102 thousand containers and approximately 735 thousand tons of diverse cargo, granite, iron ore and steel products and vehicles.

Cia. Portuária Baía de Sepetiba (CPBS) is a company owned by Ferteco created to operate the ore export terminal in the Port of Sepetiba. The ore export terminal has a pier that allows the boarding of ships of up to 18.1 meters and up to 230,000 DWT. In 2002 the terminal uploaded approximately 9.6 million tons of iron ore, of which 2.8 million tons were uploaded for Minerações Brasileiras Reunidas (MBR), a subsidiary of Caemi, and 798 thousand tons for companies unrelated to the CVRD Group.

Back to Contents

Shipping

The table below sets forth information on the volume of cargo that our dry bulk shipping service carried for the periods indicated.

	For the Year Ended December 31,

	2000	2001	2002

	(Thousands of tons)
Iron ore:
CVRD Group	3,058	7,179	4,287
Third party	15,608	7,748	1,888
Coal	7,452	3,824	437
Other	9,031	7,036	1,294

Total	35,149	25,787	7,906

In the dry-bulk shipping business, Docenave generated total revenue of US$ 40 million in 2002. In 2001, the total revenue was US$ 183 million. The reduction in the year 2002 is due to the divestiture of Docenave’s dry-bulk assets.

In the third quarter of 2002, Docenave’s general cargo transportation service was reassessed and integrated into our intermodal logistics chain. Nine commercial representative offices throughout the coast of Brazil were opened to attend to our clients’ interests.

Docenave also operated a fleet of eight tugboats in the ports of Vitória in the state of Espírito Santo, Trombetas in the state of Pará, São Luís in the state of Maranhão and Aracajú in the state of Sergipe. In addition to Docenave’s fleet, we also have three chartered tugboats, one operating in Trombetas and the other two in São Luís. In 2002 Docenave tugboats were responsible for 6,822 operations (manoeuvers) at the ports, generating total revenue of US$ 14.3 million.

We continued in 2002 the divestiture of our dry-bulk shipping business which we began in 2001, by selling the fleet of vessels owned by Docenave. In February 2002, the sale of the six Brazilian flag vessels with a total capacity of 592,240 DWT for US$ 53 million concluded with the delivery of the last vessel to Empresa de Navegação Elcano S.A. We have also sold another six Liberian flag vessels for US$ 45.7 million. We intend to sell our remaining dry-bulk assets in the near future.

Competition in the logistics industry. Our railroads compete with road transport, including trucks, with the main factors being cost and shipping time. We also have many international competitors in shipping.

Energy

In 2002 and 2001, we consumed 14.1 TWh and 12.5 TWh of electricity, respectively. Energy management and supply has become a priority for us, driven both by the uncertainties and opportunities associated with the Brazilian government’s privatization of the industry, and by the risk of rising electricity prices and electricity rationing due to energy shortages, such as the one Brazil experienced in the second half of 2001. We currently perceive favorable investment opportunities in the Brazilian electricity sector and are taking advantage of them to invest in the hydroelectric power generation projects set forth in the table below. These projects may sell their production to third parties in the power market. Our energy business includes the sale but not the delivery of electricity. We may use the electricity from these projects for our internal needs. As we are a large consumer of electricity, we expect that investing in the energy business will help protect us against volatility in price and supply of energy.

Back to Contents

The following table sets forth information regarding our power generation projects as of May 31, 2003:

	Location	Our Ownership Interest	Partners	Began Operations	Projected Capacity	Our Investment

		(%)			(in MW)	As of December 31, 2002		Projected Total
						(in millions of US$)

Aimorés	Rio Doce basin, in the state of Minas Gerais.	51.00%	Cemig-Capim Branco	December 2003(1)	330 MW	US$	67.5	US$	94.6

Candonga	Rio Doce basin, in the state of Minas Gerais.	50.00	EPP	November 2003(1)	140		24.0		40.1

Capim Branco I	Araguari river, in the state of Minas Gerais.	48.42	Cemig-Capim Branco Paineiras CMM	February 2006(1)	240		1.8		57.5

Capim Branco II	Araguari river, in the state of Minas Gerais.	48.42	Cemig-Capim Branco Paineiras CMM Camargo Corrêa Cimentos S.A.	June 2006(1)	210		1.4		70.1

Estreito	Tocantins river, on the border of the states of Maranhão and Tocantins.	30.00	Tractebel Alcoa BHP Billiton Camargo Energia S.A.	July 2007(1)	1,087		0.1		162.1

Foz do Chapecó	Uruguai river, on the border of the states of Santa Catarina and Rio Grande do Sul.	40.00	Foz do Chapecó Energia	July 2007(1)	855		1.5		175.5

Funil	Rio Grande, on the border between São Paulo and Minas Gerais.	51.00	Cemig-Capim Branco	December 2002	180		39.5		47.7

Igarapava	Rio Grande, on the border between São Paulo and Minas Gerais.	38.15	CMM CSN Cemig-Capim Branco MMV	January 1999	210		88.1		88.1

Porto Estrela	Santo Antonio river, in the state of Minas Gerais.	33.33	Cemig-Capim Branco Coteminas	September 2001	112		19.5		19.7

Santa Isabel(2)	Araguaia river, on the border of the states of Tocantins and Pará.	43.85	BHP Billiton Alcoa Camargo Corrêa S.A. Votorantim Cimentos	August 2007(1)	1,087		0.2		231.4

Total					4,451 MW	US$	243.6	US$	986.8

(1)	Projected date of commencement of operations of the first unit of the project.
(2)	We are currently negotiating with ANEEL to return our concession for the Santa Isabel project, in view of difficulties in obtaining the necessary environmental license to begin construction.

Back to Contents

Our partners in our energy investments include:

•	Companhia Energética de Minas Gerais, known as Cemig, is a state-government controlled company. Cemig Capim Branco Energia S.A., known as Cemig-Capim Branco, is an affiliate of Cemig.

•	Comercial e Agrícola Paineiras Ltda., known as Paineiras, which is an affiliate of Suzano Participações S.A.

•	BHP Billiton Metais S.A. is a wholly-owned subsidiary of BHP Billiton.

•	Companhia Mineira de Metais, known as CMM, which is an affiliate of Votorantim Participações S.A.

•	Alcoa Alumínio S.A., known as Alcoa, which is an affiliate of Alcoa Inc.

•	Mineração Morro Velho Ltda., known as MMV, which is an affiliate of Anglo American Brasil Ltda., which in turn is affiliated with Anglo American Plc.

•	Companhia de Tecidos do Norte de Minas, known as Coteminas, which is affiliated with Coteminas International Ltd.

•	Tractebel Egi South America Ltda., known as Tractebel, which is a subsidiary of Tractebel S.A., a SUEZ group energy division.

Our total projected investment in these hydroelectric projects is estimated at US$ 987 million. We cannot assure you that the aggregate cost will not escalate or that the projects will be completed on schedule.

In addition to the above, some of our affiliates generate part of their own energy.

Aluminum-Related Operations

The table below sets forth information regarding our consolidated bauxite, alumina and aluminum revenues and sales by geographic market for the periods indicated. These figures do not include the revenues of our unconsolidated joint ventures.

		For the Year Ended December 31,

		2000		2001		2002

Revenues classified by geographic destination
Export sales:
Latin America	US$	23	US$	9	US$	27
Europe		237		173		318
Middle East		16		—		—
Japan		34		12		11
United States		39		73		10
Asia, other than Japan		1		16		21

Subtotal		350		283		387
Domestic sales		12		1		75

Total	US$	362	US$	284	US$	462

Revenues classified by category
Bauxite		18		21		23
Alumina		54		32		159
Aluminum		290		231		280

Total	US$	362		$284	US$	462

Back to Contents

We operate our aluminum-related businesses through the following subsidiaries and joint ventures, as of May 31, 2003:

		Our Direct or Indirect Share of Capital (Voting, Total)		Partners

	Business

		Voting	Total

		(%)

Albras-Aluminio Brasileiro S.A. (Albras)	Aluminum	51.00%	51.00%	Nippon Amazon

Alunorte-Alumina do Norte do Brasil S.A. (Alunorte)	Alumina	62.09	57.03	Companhia Brasileira de Alumínio
				JAIC
				Nippon Amazon
				Norsk Hydro

Mineração Rio do Norte S.A. (MRN)	Bauxite	40.00	40.00	Abalco
				Alcoa
				Alcan
				BHP Billiton Metais
				Companhia de Brasileira Alumínio
				Norsk Hydro
Mineração Vera Cruz S.A. (MVC)	Bauxite	100.00	100.00

Valesul Aluminio S.A. (Valesul)	Aluminum	54.50	54.50	BHP Billiton Metais

These subsidiaries and joint ventures engage in:

•	mining bauxite,

•	refining bauxite into alumina, and

•	using alumina to produce primary aluminum and aluminum alloys.

Aluvale’s principal operating activity consists of marketing the aluminum products produced by its subsidiaries and affiliated companies. In 2002, net revenues from aluminum products totaled US$ 462 million.

Bauxite

MRN, the largest bauxite producer in Latin America and one of the largest in the world, produces bauxite for sale to us and our joint venture partners. Excess production may be sold to third parties. MRN operates three open-pit bauxite mines which produce high quality bauxite. In addition, MRN controls substantial additional high quality bauxite resources which it believes can be produced economically in the future. MRN had net revenues of US$ 173 million and net income of US$ 94 million in 2002. MRN’s mines are located in the northern region of the state of Pará.

Back to Contents

The table below sets forth information regarding MRN’s bauxite reserves as of December 31, 2002. The estimates of mineral reserves have been audited and verified by AMEC. We are in the process of confirming the amount of proven and probable reserves at MVC.

	Proven and Probable Reserves(1)

	Type	Ore Tonnage	Grade(2)

		(Millions of tons)	(% Al203)
Mineração Rio do Norte S.A. (3)	Open pit	129.2	50.5

(1)	Reported as washed bauxite recoverable product. Recovery of washed bauxite from raw bauxite ore ranges from 67.4 to 76.4%, depending on the individual deposit. Average drill spacing is 200 by 200 meters.
(2)	Expressed as A12O3.
(3)	Includes four active mines: Almeidas, Aviso, Papagaio Oeste and Saracá.

Operations at MRN’s mines commenced in 1979 and the proven and probable reserves are projected to be exhausted in 2017. For 2000, 2001 and 2002, production equaled 11.2, 10.7 and 9.9 million tons, respectively.

MRN operates ore beneficiation facilities at its mines, which are connected by rail to a loading terminal and port facilities on the Trombetas River. The Trombetas River is a tributary of the Amazon River and MRN’s port facilities can handle vessels of up to 50,000 DWT. MRN owns and operates the rail and the port facilities serving its mines. The MRN bauxite mines are accessible by road from the port area and obtain electricity from their own thermoelectric power station.

MRN expanded its capacity from 11.0 million tons to 16.3 million tons in 2003. The cost of this expansion is estimated at approximately US$ 230 million.

In July 2002, we acquired 64% of the total capital of MVC, through our wholly-owned subsidiary Aluvale. Aluvale now holds 100% of MVC, which holds active mining rights in the Paragominas region in the state of Pará. A new bauxite mine wholly-owned by MVC, and located in Paragominas, will begin operations in December 2005 to supply Alunorte’s new expansion with 4.5 million tons per year of wet 12% moisture bauxite. The bauxite quality will be similar to MRN’s, and the project will use the strip mining method of extraction, and have a beneficiation plant including milling and a 230 kilometer long slurry pipeline. We expect that total capital expenditures on this project will be approximately US$ 280 million.

Our MRN bauxite joint venture produces bauxite for sale on a take-or-pay basis to us and our joint venture partners at a price that is determined by a formula based on prevailing world prices of aluminum. Our Alunorte alumina subsidiary, which we began consolidating in July 2002, purchases all of its bauxite requirements from MRN. Our annual purchase commitment for 2002 was approximately US$ 82 million.

Alumina

Alunorte began operations in July 1995 and produces alumina by refining bauxite which MRN supplies. The Alunorte plant recently concluded an expansion of capacity and now has a production capacity of 2.375 million tons of alumina per year. In 2002, it produced 1.7 million tons. Alunorte sells the major portion of its production to Albras, Valesul and third-party aluminum companies for the production of aluminum. The Alunorte plant is located near Belém in the state of Pará next to Albras’s aluminum production facilities. This allows Alunorte and its principal customer, Albras, to share infrastructure and other resources. Alunorte had net revenues of US$ 265 million and net loss of US$ 101 million in 2002.

Each Alunorte joint venture partner must purchase on a take-or-pay basis all alumina produced by Alunorte in proportion to its respective interest. The joint venturers each pay the same price, which is determined by a formula based on prevailing world market prices of alumina and aluminum. In the aggregate, we are committed to take-or-pay 131,000 metric tons per year of alumina produced by Alunorte, which at a market price of US$ 171.36 per metric ton at December 31, 2002, represents an annual commitment of US$ 22 million.

In 2000, we and our joint venture partners in Alunorte agreed to contribute an additional US$ 126 million in equity capital to expand Alunorte’s capacity from 1.5 million tons of alumina per year to 2.3 million tons by 2003, a project which cost approximately US$ 300 million. Our share of this contribution was US$ 37 million.

Back to Contents

In June 2002, we acquired common shares and preferred shares representing 12.62% of the total capital of Alunorte from MRN. Following the acquisition, we now hold, directly or indirectly, 62.09% of the common shares and 19.05% of the preferred shares, representing 57.03% of Alunorte’s total capital.

Aluminum

Albras and Valesul each produce aluminum using alumina which Alunorte supplies. Alunorte has supplied all of Albras’s alumina requirements since October 1995. Albras produces aluminum ingots and Valesul produces aluminum ingots, slabs, bars, billets and alloys. Aluminum is produced from alumina by means of a continuous electro-chemical process which requires substantial amounts of electricity.

Albras. The Albras plant is one of the largest aluminum plants in Latin America, with a capacity of approximately 430,000 tons per year. Albras started its operations in 1985 at a plant located near Belém in the state of Pará. Albras had net revenues of US$ 529 million and net income of US$ 21 million in 2002.

The Albras joint venture partners must purchase on a take-or-pay basis all aluminum produced by Albras in proportion to their ownership interests which represents an annual commitment from us of US$ 279 million. See note 15(d) to our consolidated financial statements. We generally market our share of Albras’s output in international export markets to third-party aluminum processing companies.

The table below sets forth information regarding Albras’s recent aluminum production and our recent purchases from Albras.

	For the Year Ended December 31,

	2000	2001	2002

	(Thousands of tons)
Albras production	366.0	333.0	407.7
Our purchases from Albras	187.0	167.0	208.8

As of December 31, 2002, Albras had US$ 323 million of long-term outstanding debt, of which US$ 60 million was denominated in Japanese yen (approximately 50% of which was hedged into U.S. dollars). To reduce the impact of price fluctuations and to assure adequate cash flow, Albras engages in hedging activities. See Item 11. Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk.

The production of aluminum requires a continuous flow of substantial amounts of electricity. Albras purchases electrical power from Eletronorte, a state-owned electric power utility. Eletronorte generates electricity at the Tucuruí Hydroelectric Power Plant located on the Tocantins River. This plant is the sole source of electrical power in the region in the quantities required for Albras’s operations. Albras consumes approximately one-quarter of the non-peak period output of the Eletronorte plant.

We currently benefit from a contract between Albras and Eletronorte pursuant to which Albras is able to purchase electricity at discounted prices. This contract is scheduled to expire in 2004. We, together with other aluminum producers in the region, are currently investigating alternative electricity sources, as well as negotiating the possible renewal of this contract on new terms. See—Energy.

Valesul. Valesul started its operations in 1982 and operates a plant located in the state of Rio de Janeiro. Valesul produces primary aluminum and aluminum alloys in the form of ingots, slabs, bars and billets. Valesul’s aluminum is sold primarily in the domestic Brazilian market on a spot basis. Valesul had net revenues of US$ 139 million and net income of US$ 25 million in 2002. Valesul sells directly to its own clients.

The table below sets forth information regarding Valesul’s recent primary aluminum production and third-party scrap recycled by Valesul.

Back to Contents

	For the Year Ended December 31,

	2000	2001	2002

	(Thousands of tons)
Valesul production	93.8	80.1	92.9
Third-party scrap recycled	19.5	20.1	21.4

Valesul currently obtains a portion of its electrical energy requirements from four wholly-owned hydroelectric power plants located in the state of Minas Gerais, a portion from the Machadinho hydroelectric power plant in which Valesul has a share of 7% and the remainder from a third-party power company at market rates. Valesul is able to supply 100% of its own energy requirements during peak hours.

Competition in Bauxite, Alumina and Aluminum

Competition in the bauxite export market is based primarily on two key factors: quality of bauxite and reliability of purchasers. We believe that MRN remains competitive in this market because of:

•	the high quality of Brazilian bauxite, and

•	our aluminum production system which ensures internal use of our bauxite production.

Competition in the alumina market is based primarily on quality, price and reliability of supply. We believe that Alunorte is competitive in the alumina market because of:

•	its proximity to MRN’s bauxite mines,

•	its newly developed refinery facilities,

•	its efficient port facilities, and

•	the ongoing support of its owners in committing to purchase a substantial portion of its annual production.

As aluminum is a commodity, competition in the aluminum market is based primarily on the economics of transportation and the costs of production. We believe that Albras is competitive in the aluminum market because of:

•	its relatively efficient and accessible port facilities, and

•	its generally prevailing lower costs of production.

Back to Contents

Steel Investments

We have investments in the following joint ventures in the steel business, as of May 31, 2003:

	Our Direct or Indirect Share of Capital (Voting—Total)			Partners	2002 Production		2002 Net Revenues	Principal Products

	Voting	Total

	(%)				(Millions of tons)(1)		(In millions of US$)(2)
CSI (California)	50.0%	50.0%		JFE Steel	1,827	US$	754	Hot-rolled steel;
cold-rolled steel;
galvanized steel;
steel tubes

CST (Brazil)	24.9	28.0	(3)	Acesita	4,865		976	Steel slabs;
				Usinor				hot-rolled steel
JFE Steel
Others

Siderar (Argentina)	5.0	4.9		Techint Group	2,175		915	Steel slabs;
				Employees				hot-rolled steel;
				Usiminas				cold-rolled steel;
				Others				galvanized steel;
tin plates

Usiminas (Brazil)	23.0	11.5		Nippon	8,447		2,265	Hot-rolled steel;
				PREVI				cold-rolled steel;
				Caixa does				heavy steel
				Empregados				plates; electro
				da Usiminas				galvanized steel
Others

(1)	Production in million of tons of crude steel for all steelmakers except CSI, and in millions of tons of finished products for CSI.
(2)	Represents amounts translated from local financial statements and converted into U.S. dollars (where applicable) at prevailing year-end
(3)	We are party to a shareholders’ agreement which permits us to participate in a control group.

The market value of our investments in CST, Usiminas and Siderar, all of which have publicly traded equity, was US$ 206 million at December 31, 2002. The aggregate net book value of these investments was US$ 57 million at December 31, 2002. The aggregate net book value of our total investments in steel producing companies (including CSI, a privately held company) was US$ 164 million at December 31, 2002. We earned US$ 17 million in dividends from these investments in 2002.

In line with our strategy to consolidate and focus on mining, logistics and energy, in March 2001, we unwound our cross-holding relationships with CSN. As part of the unwinding transaction, CSN granted us the following rights of first refusal relating to CSN’s Casa de Pedra mine, each of which lasts for a period of 30 years:

•	the right to purchase at market rates any iron ore produced by the mine beyond CSN’s internal requirements,

•	the right to purchase or to rent the mine should CSN decide to sell or lease it, and

•	the right to become a joint venture partner should CSN decide to form a pelletizing joint venture with a third-party with iron ore produced by the mine.

In return, we have granted CSN a right of first refusal to participate with us in the construction of any new steel producing facilities that we undertake prior to March 2006.

Back to Contents

This unwinding transaction, as a whole, is subject to post-notification review by the Brazilian antitrust authorities.

In April 2003, we acquired shares of CST from Acesita that are not subject to the CST controlling shareholders’ agreement. In this transaction, we acquired 4.42% of the common shares and 5.64% of the preferred shares of CST, representing 5.17% of CST’s total capital, for US$ 59.7 million. Following this transaction, we now own 24.93% of CST’s common shares and 29.96% of CST’s preferred shares, totaling 28.02% of CST’s capital. In addition, we are currently negotiating with the Japanese Group to acquire the Japanese Group’s shares of CST, jointly with Arcelor. Upon the earlier of our acquisition of the Japanese Group’s stake and the termination of the controlling shareholders’ agreement in 2005, we also expect to acquire, jointly with Arcelor, the remaining shares of CST held by Acesita and CSI. We expect that the cost of acquiring these two stakes in CST will be approximately US$ 121 million. By increasing our stake in CST’s capital, we ensure our presence in the controlling group. We have also entered into agreements with Arcelor to guarantee the liquidity of our position, under which we expect to decrease our participation in CST between 2007 and 2009 to 20% of the shares owned by the controlling group. By 2015, we will sell any remaining stake in CST. Our stake in CST will be sold at prices based on a valuation performed by two investment banks.

Fertilizers

We conduct our fertilizer business primarily through our stake in Fertilizantes Fosfatados S.A., or Fosfértil, a company that produces and sells nitrate and phosphate based fertilizers. Our total and voting interest in Fosfértil is 11.0%. Our main partner in Fosfértil is Fertifós-Administração e Participações S.A. Fosfértil generated gross revenues of US$ 233 million in 2002.

REGULATORY MATTERS

Mining

Under the Brazilian Constitution, all mineral resources in Brazil belong to the Brazilian government. The Brazilian Constitution requires that mining companies incorporate in accordance with Brazilian law.

The Brazilian Constitution and Mining Code impose on mining companies various regulatory restrictions relating to, among other things:

•	the manner in which mineral deposits are exploited,

•	the health and safety of workers,

•	the protection and restoration of the environment,

•	the prevention of pollution, and

•	the promotion of local communities where mines are located.

Mining companies in Brazil can only prospect and mine for mineral resources pursuant to prospecting authorizations or mining concessions granted by the National Mineral Production Department, Departamento Nacional de Produção Mineral, or DNPM, an agency of the Ministry of Mines and Energy of the Brazilian government. DNPM grants prospecting authorizations to a requesting party for an initial period of three years. These authorizations are renewable at DNPM’s discretion for another period of one to three years, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities. On-site prospecting activities must start within 60 days of official publication of the issuance of a prospecting authorization. Upon completion of prospecting activities and geological exploration at the site, the grantee must submit a final report to DNPM. If the geological exploration reveals the existence of a mineral deposit that is economically exploitable, the grantee will have one year (which DNPM may extend) from approval of the report by DNPM to apply for a mining concession or to transfer its right to apply for a mining concession to a third-party. When a

Back to Contents

mining concession is granted, the holder of the concession must begin on-site mining activities within six months. DNPM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit. Extracted minerals that are specified in the concession belong to the holder of the concession. With the prior approval of DNPM, the holder of a mining concession can transfer it to a third-party that is qualified to own concessions. In some cases, mining concessions are challenged by third parties.

The Brazilian government charges us a royalty, known as Financial Compensation for Exploiting Mineral Resources (CFEM), on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The annual rates paid on our products are:

o	iron ore and potash fertilizer, 2%;

o	bauxite and manganese, 3%; and

o	gold, 1%.

It also imposes other financial obligations. For example, mining companies must compensate landowners for the damages and loss of income caused by the use and occupation of the land (either for exploitation or exploration) and must also share with the landowners the results of the exploration based on 50% of the CFEM. Mining companies must also compensate the government for damages caused to public lands. A substantial majority of our mines and mining concessions are on lands owned by us or on public lands for which we hold mining concessions.

Railroads

The Brazilian government, acting through the Ministry of Transportation and the National Agency of Terrestrial Transportation (ANTT), regulates and supervises the policies for the railroad transportation sector. The Federal Government may grant private companies concessions for the construction, operation or commercial exploration of railroads. The ANTT sets different tariff limits for railroad services for each of the concessionaires and each of the different products transported. So long as these limits are respected, the actual prices charged can be negotiated directly with the users of such services.

Energy

The power industry in Brazil is comprehensively regulated by the Brazilian government, acting through the Ministry of Mines and Energy and ANEEL, the Brazilian electricity regulatory governmental agency. The role of the Ministry of Mines and Energy is to develop policies and regulations aimed at organizing and regulating the electricity sector. ANEEL’s main function is to ensure the efficient and economical supply of energy to consumers by monitoring prices and promoting market competition.

Under Law No. 8,987, concessions grant exclusive rights to generate and transmit or to distribute electricity in a particular area for a period of time that, in the opinion of ANEEL, is sufficient for the concessionaire to recover its investment, up to a limit of 35 years in the case of concessions for power generation. Concessions may be renewed at ANEEL’s discretion for an additional period of equal duration. Concessionaires are required to supply electricity for public services at the established prices, on a continuing basis, in sufficient quantity and within approved standards of quality.

To mitigate the potential volatility of revenues for hydroelectric generators, ANEEL has implemented regulations that create the Energy Reallocation Mechanism, known as MRE, a mechanism for sharing hydrological risk among all generators. In order to implement the MRE, ANEEL designates a level of energy production, known as Assured Energy, for each generator, every five years. Assured Energy is calculated in accordance with a statistical model based on average rainfalls in the relevant region, water flows of rivers and water levels in each plant’s reservoir over a multi-year time frame. Each generator is promised payment for the amount of its Assured Energy, as long as MRE members as a whole are able to meet MRE Assured Energy levels. To the extent a generator has signed contracts for the sale of its Assured Energy, it receives payments based on these contractual terms, regardless of its level of

Back to Contents

actual generation. Each generator is allowed to enter into contracts to sell up to 100% of its Assured Energy. If all MRE members meet their contracted energy and there is a surplus of energy remaining, the net regional surplus generation is allocated among generators in different regions.

All contracts for the wholesale purchase and sale of energy are recorded in the wholesale energy market, or MAE. The MAE is a non-profit private entity subject to the authorization, regulation and supervision of ANEEL, and is responsible for operating the wholesale energy market and for ensuring that purchases of energy in the short-term market are settled and cleared in an efficient manner. The MAE is primarily designed to effect the settlement of differences between the contracted energy amounts under bilateral contracts of the several market agents, and the amounts actually consumed and produced. The settlement is done in accordance with the MAE spot prices, which are expressed in R$/MWh and are calculated for each settlement period for each sub-market. Financial settlement of the balances traded on the MAE are still under review by outside auditors and only 50% of the volume has been settled, with the remainder expected to be settled in July 2003.

The recently elected Brazilian government has yet not made clear its policy towards the electricity markets, and no concrete measures have been enacted to date. We will not be able to make a fair assessment of the new regulatory environment until the government releases its new policies. Changes in the regulatory environment could negatively affect our energy investments.

Environmental Matters

Federal, state and municipal legislation contain provisions for the control and protection of the environment in Brazil. These laws govern the use of natural resources, the reclamation and restoration of mined areas, the control of atmospheric emissions, the treatment of industrial effluents, as well as the use, handling and final disposal of hazardous materials and the control of water resources under the National Hydrological Resources Policy, which establishes hydrologic use rights and the fees applicable to that use. It is possible that environmental regulations will become more strict in the future. Any strengthening of these laws may lead to greater costs for environmental compliance.

In order to conduct our mining, energy generation and industrial activities, we must prepare environmental impact assessments and submit them to authorities who oversee the granting of environmental permits. We seek to comply with all legal requirements and to achieve good relationships with interested parties, especially the communities located near our operations. Our environmental management system is designed to provide a systematic approach to environmental issues.

Under Brazilian Federal Law No. 9,605, non-compliance with environmental laws and regulations can result in criminal penalties, such as imprisonment and other restrictions for individuals (including directors, officers and managers of companies), and fines and the mandatory rendering of public services by companies. Administrative penalties range from warnings and fines to the suspension of corporate activities, and may also include the loss or reduction of incentives, or the cancellation or interruption of credit facilities granted by governmental institutions.

Issuance of Environmental Licenses. We must obtain environmental licenses in order to build, install, expand and operate facilities that use natural resources or may pollute the environment. We seek to obtain the legally required licenses for each of our facilities and activities. We have entered into agreements with the appropriate environmental authorities with respect to facilities where environmental non-compliance has been detected in order to make these facilities compliant.

Prevention and Environmental Control Measures. Our environmental policies also aim to prevent, control and reduce the environmental impact caused by our business operations. To that end, we have made significant environment related investments in our facilities and in employee training programs (approximately US$ 10.8 million in 2002). We are also investing to develop environmental projects directed at the communities located near our facilities (approximately US$ 2.4 million in 2002).

Back to Contents

Water Use. We are intensive water users in eleven states with hydrological resources that vary from very high water availability in the Amazon to the scarcity in the northeast of Brazil. The Hydrical Resources Management System that is being implemented throughout CVRD, includes evaluation of the availability of water in the areas where we operate and rationalization and control of water use. We continually monitor new water legislation and regulations and take particular interest in requirements adopted under the National Policy of Hydrical Resources, established by Law 9433/97, which defines the conditions for obtaining the water use grants and for effluents disposal.

ISO Certifications. Our environmental management system is based on International Organization for Standardization (ISO) standard 14001. We have obtained 12 certificates. In 2002 the following installations were certified under ISO 14001:

•	Docenave Tug Wharf, Espírito Santo State;

•	The iron and gold mining complexes of Itabira and Conceição, Minas Gerais State;

•	Gongo Soco, Minas Gerais State;

•	Sociedade Mineira de Mineração manganese mine, Minas Gerais State;

•	Ferteco Mineração iron ore mines, Minas Gerais State;

•	Companhia Portuária Baía de Sepetiba Maritime Terminal, Rio de Janeiro State; and

•	Rio Doce Manganèse Europe, France.

Environmental Control Systems. As a mining company, air emissions control is one of our main objectives, including in our pelletizing plants. Control equipment and systems at our facilities are complemented by monitoring systems and control software.

With respect to improvements in water quality, we strive to treat and control the pollutants disposed into the sea and into the local rivers or other water sources and also use extensive water recycling in our operations.

Through a comprehensive waste management system under implementation, we aim to achieve greater control of the generation and disposal of our waste, to develop opportunities to reuse and recycle, and to reduce waste.

Our environmental program also includes reforestation projects which are intended to protect the soil against erosion processes, or to create buffers between our activities and communities in the surrounding areas.

We are also pursuing other legally required projects in connection with the restoration of lands degraded in the course of our mining operations. Environmental laws require us to spend at least 0.5% of the total cost of each venture with a material environmental impact to create and maintain protected sites. In 2002 we spent US$ 4.7 million on these activities. We also participate in the maintenance and preservation of Brazilian forests, including the National Carajás Forest in the Amazon, and we own and preserve the Vale do Rio Doce Natural Reserve, one of the remaining areas of the Atlantic Forest in the state of Espírito Santo. In the last twenty years we have provided support to the indigenous communities in the areas of education, health, infrastructure development and technical assistance with the aim of enhancing life quality and self-sustainability of these communities. Expenditures on these programs amounted to US$ 3.7 million in 2002.

PATENTS AND TRADEMARKS

We hold a significant number of patents, registered with the U.S. Patent and Trademark Office, and with the Brazilian Instituto Nacional de Propriedade Industrial, or INPI, which are the governmental agencies responsible for the granting and registration of patent and trademarks rights in the United States and in Brazil, as well as in other countries. The majority of our patents relate to proprietary ore dressing processes. One of our most successful

Back to Contents

patents relates to a concentration process for lower grade iron ore, generally known as itabirite, which is widely used by other iron ore mining companies around the world. We are currently conducting technological research to permit commercial exploitation of our deposits of hard itabirites. We have also registered our trademark and our proprietary logo with the INPI. We renew our trademark registrations with the INPI every ten years.

INSURANCE

We carry insurance covering various types of risks, such as property, liability, vehicles, liability of maritime terminals and transportation, as well as a group life insurance policy for our employees. The policies are currently in full force and the related premiums were duly paid. We believe that our insurance coverage is adequate for the scope of our operations.

CAPITAL EXPENDITURES

Capital expenditures in 2002 included:

•	the construction of the São Luís pelletizing plant;

•	the expansion of the logistics capacity for iron ore produced in the Northern System, which includes part of the construction of Pier III at the Ponta da Madeira Maritime Terminal and the expansion of iron ore stockyards;

•	the purchase of new locomotives and the expansion of cargo capacity in the Southern System;

•	the acquisition of the stake of our partner in the Salobo copper project in the Carajás region;

•	preparation for the start-up of operations of the Sossego copper project in the Carajás region in 2004;

•	the pre-feasibility study on the Vermelho nickel deposit, which we expect will conclude in the second half of 2003;

•	part of the project to expand the capacity of the Taquari-Vassouras potash mine in the state of Sergipe;

•	part of the expansion of alumina production capacity at Alunorte and bauxite production capacity at MRN; and

•	part of the construction of hydroelectric plants, particularly the Aimorés and Candonga plants, which we expect will begin operating in late 2003, and the Funil plant, which began operations in December 2002.

The table below sets forth our historical capital expenditures by business area for the periods indicated. Our capital expenditures have historically been more intensive in the second half of the year. See Item 5 for a description of our divestitures and budgeted capital expenditures.

	For the Year Ended December 31,

	2000		2001		2002

	(In millions of US$)
Ferrous	US$	354	US$	454	US$	435
Non-ferrous		50		40		132
Logistics		14		25		33
Energy		19		52		72
Aluminum		—		—		63
Corporate center		10		24		31

Total	US$	447	US$	595	US$	766

Capital expenditures relating to non-ferrous products increased 230% from US$ 40 million in 2001 to US$ 132 million in 2002, primarily due to the implementation of copper projects.

Back to Contents

Item 5. Operating and Financial Review and Prospects

OVERVIEW

Despite a sluggish world economy and lower selling prices for our iron ore and pellets, our net operating revenues continued to improve in 2002, rising 4.8% to US$ 4,123 million, largely as a result of strong Chinese demand for iron ore and pellets. Operating income also improved, rising 48.5% to US$ 1,429 million. The increase in operating income resulted primarily from the devaluation of the real, which reduced our costs, 52% of which were denominated in reais. Despite the increases in revenues and operating income, our net income was sharply lower in 2002, declining by 47.1% to US$ 680 million from US$ 1,287 million in 2001. This decline resulted primarily from gains on sales of investments (paper and pulp, steel and dry-bulk shipping) in 2001 of US$ 784 million. Net income in 2002 was also negatively affected by a 36.1% increase in foreign exchange and monetary losses resulting from the impact of the devaluation of the real on our U.S. dollar denominated debt.

Key Factors Affecting Revenue and Results of Operations

Prices

Ores and Metals

Iron Ore. Our iron ore export sales are generally made pursuant to long-term supply contracts which provide for annual price adjustments. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore, influence contract prices for iron ore. Fines, lump ore and pellets typically command different prices. We generally conduct annual price negotiations beginning in November of each year and ending early in the following year. Separate prices are established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective from April of the current year until March of the following year. In the European market, the renegotiated prices are effective for the calendar year. Because of the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are less commodity-like than other minerals. This factor combined with the structure of the market has prevented the development of an iron ore futures market. We do not hedge our exposure to iron ore price volatility.

Reference Prices for Europe in US$ cents/metric ton Fe unit
Year	Carajás fines	Standard sinter feed	Blast furnace pellets

2000	28.79US¢	27.67US¢	49.24US¢
2001	30.03	28.92	50.10
2002	29.31	28.62	47.36
2003	31.95	31.04	52.00

Our reference prices per Fe unit for iron ore declined across-the-board in 2002 by 2.4% from 2001 levels, after rising by 4.5% in 2001 from 2000 levels. We experienced similar trends in the market for pellets, where reference prices declined by 5.5% in 2002, after rising by 1.7% in 2001. In light of high levels of demand for iron ore, in May 2003, we concluded agreements with several major steelmakers under which our iron ore reference prices for 2003 will increase by an average of 9%. In June 2003, we concluded agreements under which our pellet reference prices for 2003 will increase by an average of 9.8%.

Back to Contents

Gold. We sell gold in an active world market in which prices respond to daily changes in supply and demand. The following table sets forth the London Gold Market prices for the periods indicated.

Gold

(per troy ounce)
1Q00	US$ 277
2Q00	288
3Q00	274
4Q00	274
1Q01	258
2Q01	269
3Q01	293
4Q01	278
1Q02	299
2Q02	319
3Q02	324
4Q02	347

We generally seek to manage the risks associated with changes in gold prices through hedging. For more information about our gold hedging activities, see Item 11. Quantitative and Qualitative Disclosures about Market Risk. Average gold prices were higher in 2002 than in 2001, reflecting a number of factors including weakness in the U.S. dollar, international political tension and equity market declines that increased the attractiveness of gold as an alternative investment.

Aluminum-Related Operations. We operate our aluminum operations through a combination of subsidiaries and non-consolidated joint ventures. We consolidate the revenues of (i) Alunorte, which sells alumina, and (ii) our wholly-owned trading subsidiary Itabira Rio Doce Company Ltd., which we refer to as Itaco, which resells bauxite, alumina and aluminum. Our remaining bauxite, alumina and aluminum operations are reflected in the line item “Equity in results of affiliates and joint ventures and change in provision for losses on equity investments” in our consolidated income statement.

Through Itaco, we sell our aluminum in an active world market where prices are determined by reference to prices prevailing on terminal markets, such as the London Metals Exchange and the Commodity Exchange, Inc., or COMEX, at the time of delivery. The following table sets forth the three-month average market prices for aluminum on the London Metals Exchange for the periods indicated.

Aluminum

(per pound)
1Q00	US$ 0.75
2Q00	0.68
3Q00	0.72
4Q00	0.69
1Q01	0.71
2Q01	0.69
3Q01	0.64
4Q01	0.61
1Q02	0.63
2Q02	0.62
3Q02	0.60
4Q02	0.62

Three-month average market prices for aluminum on the London Metals Exchange declined during 2002 from US$ 1,454 / ton in 2001 to US$ 1,365 / ton in 2002, primarily reflecting an increase in world aluminum production that more than offset a modest recovery in world demand. Albras and Alunorte seek to manage the risks associated with changes in aluminum prices by hedging. For more information about aluminum hedging, see Item 11. Quantitative and Qualitative Disclosures about Market Risk. During the first five months of 2003 three-month average market prices for aluminum on the London Metals Exchange rose by 4.23%. During the same period, world alumina prices also increased substantially.

Back to Contents

We conduct our bauxite, alumina and aluminum business through subsidiaries and consolidated and unconsolidated joint ventures. Our unconsolidated joint venture MRN sells a substantial proportion of its bauxite to our consolidated subsidiary Alunorte, which in turn sells a substantial portion of its alumina production to our unconsolidated joint ventures Albras and Valesul. The basic arrangements under which these sales are made are as follows:

•	Our MRN bauxite joint venture produces bauxite for sale on a take-or-pay basis to us and our joint venture partners at a price that is determined by a formula based on prevailing world prices of aluminum. Our Alunorte alumina subsidiary, which we began consolidating in July 2002, purchases all of its bauxite requirements from MRN. Our annual purchase commitment for 2002 was approximately US$ 82 million.

•	Each Alunorte joint venture partner must purchase on a take-or-pay basis all alumina produced by Alunorte in proportion to its respective interest. Each joint venture partner pays the same price, which is determined by a formula based on prevailing world prices of aluminum and alumina. Our annual purchase commitment for 2002 was approximately US$ 22 million. In June 2002, we increased our stake in and acquired control of Alunorte (alumina) and began consolidating it in our financial statements. As a result, since June 2002, payments we make to Alunorte under our take-or-pay commitment are eliminated in preparing our consolidated financial statements.

•	Each Albras aluminum joint venture partner must purchase on a take-or-pay basis all aluminum produced by Albras in proportion to its ownership interest. In our case, our take-or-pay commitment is 51% (representing our proportional ownership interest) of the joint venture’s annual aluminum production. Although our annual purchase commitment to Albras can be substantial, approximately US$ 279 million in 2002, prevailing world market prices for aluminum (subject to discount in accordance with the terms of our joint venture agreements) determine the aluminum prices at which we purchase from Albras. We resell the aluminum we receive from Albras through our trading subsidiary Itaco and earn a margin on the sale. We do not have a take-or-pay commitment to Valesul, which sells aluminum directly to its customers.

Manganese and Ferroalloys. Manganese and ferroalloy prices are strongly influenced by trends in the steel market. Manganese prices are generally negotiated on an annual basis using a benchmark established in the Japanese market based on the reference price for the related ferroalloys. Ferroalloy prices are negotiated in open bids, quarterly contracts (particularly in Europe) or on a spot basis. They are influenced by a number of factors and are more volatile than prices for manganese. Among the principal factors are the price of manganese, the inventories held by producers or traders, occasional interruptions in production and anti-dumping tariffs in the principal markets (U.S., Europe, Japan and Korea). Average manganese prices declined to US$ 54 per ton in 2002 from US$ 63 per ton in 2001, primarily reflecting poor conditions in the world steel market at the time the annual prices for 2002 were established. Average ferroalloy prices declined from US$ 456 per ton in 2001 to US$ 423 per ton in 2002, reflecting changes in our product mix.

Potash and Kaolin. Potash prices were lower in 2002 than in 2001, primarily reflecting lower world prices due to an increase in low-price exports from Russia and Jordan, which have cut prices to gain market share. Kaolin prices have remained fairly stable over the last decade, and showed little movement during 2002 and 2001. The average prices per ton for each of the years 2002 and 2001 were US$ 136 and US$ 130, respectively, an increase of 5%, primarily reflecting increased demand.

Logistics

We earn our logistics revenues primarily from fees charged to customers for the transportation of cargo via our railroads, ports and ships. Most of these revenues are earned by our railways, and nearly all of our logistics revenues are denominated in reais. Prices in the Brazilian railroad market are subject to maximum levels set by the Brazilian regulatory authorities but in practice have historically fallen well below the maximum levels permitted by law, primarily reflecting railroads’ need to remain competitive with the trucking industry. In 2002, prices for transportation

Back to Contents

of general cargo increased in real terms from 2001 levels, reflecting inflation as well as rising demand and an increase in trucking prices, which are used as a reference when setting railroad freight prices.

Demand

Demand for Mineral Products

Demand for our iron ore products is a function of worldwide demand for steel, which is, in turn, heavily influenced by worldwide economic activity. Worldwide demand for steel experienced a downward trend over the three-year period from 2000 to 2002. A slowdown in economic activity in Europe or Asia will generally affect demand for our iron ore products, although there will typically be a lag effect. In recent years, we have experienced a significant increase in demand from China that has offset lower demand in Europe and elsewhere in Asia. Demand for our other mineral products is also influenced to varying degrees by worldwide economic activity.

Driven primarily by demand from China, demand for iron ore and pellets increased throughout 2002, and by the fourth quarter of 2002, had begun to exceed our production capacity. We expect that demand will continue to exceed our production capacity in 2003. We plan to invest US$ 217 million in 2003 to increase the production capacity of our mines and to expand the capacity of our ports in order to better meet rising customer demand. In the interim, to the extent demand exceeds our production capacity, we expect to purchase and resell iron ore and pellets from third parties to attempt to meet any shortfall.

Demand for Third-Party Transportation Services.

Demand for our third party transportation services is influenced by Brazilian economic growth as well as by Brazilian exports and imports of goods. Demand for general cargo services was higher in 2002, primarily reflecting the improved health of the Brazilian economy and a strong grain crop. We expect logistics demand to continue to increase in 2003, reflecting continued growth in the Brazilian gross domestic product and international trade.

Currency Fluctuations

Most of our sales are dollar-denominated, while most of our costs (other than debt expenses) are denominated in Brazilian currency. As a result, when the real is relatively strong against the dollar, this tends to have a negative effect on our reported financial results from operations, and vice versa. On the other hand, because most of our debt (and debt at the joint venture and affiliate level) is dollar-denominated, a relatively weak real causes us to record monetary and foreign-exchange losses. The 34.3% decline of the real had a significant impact on our results in 2002. During the first five months of 2003, the real has appreciated 19.1% against the dollar. We cannot predict the future direction of exchange rates.

Acquisitions

In June 2002, we increased our stake in and acquired control of Alunorte (alumina) and began consolidating it in our financial statements. We previously had accounted for Alunorte under the equity method. We also increased our stakes in Salobo and MVC in 2002, but these acquisitions did not have a significant impact on our gross revenues, net income or total assets.

The following table shows the effect of the Alunorte acquisition on our gross revenues, net income and total assets.

As of and for the Year Ended
December 31,

2002

Increase in gross revenues	3.0%
Increase in net income	3.8
Increase in total assets	7.4

We have continued to make acquisitions in 2003, as more fully described in Item 4. Information on the Company—Business Overview. In particular, in March 2003, we reached an agreement with Mitsui to acquire its remaining stake in Caemi, for US$ 426.4 million. After the transaction, we will own 100% of Caemi’s common shares, 40% of its preferred shares and 60.2% of its total capital. Caemi, a Brazilian company with its headquarters in Rio de Janeiro, is the world’s fourth largest producer of iron ore and is listed on BOVESPA. This acquisition is subject, inter alia, to the review and approval of competition authorities and the completion of the Valepar transactions described under Item 7. Major Shareholder and Related Party Transactions.

Back to Contents

Divestitures and Asset Sales

In 2001, we divested our interests in Bahia Sul (pulp and paper), Cenibra (pulp and paper) and CSN (steel). In addition to these divestitures, in 2001 and 2002, we recorded the sale of the remaining forestry assets in connection with our exit from the pulp and paper business and ships in connection with our exit from the dry-bulk shipping business. The following table shows the effects of these divestitures on our gross revenues, net income and total assets. The percentages in the table represent the portion of our revenues, net income and total assets attributable to the divested businesses and assets in the periods indicated prior to disposal.

	As of and for the Year Ended December 31,

	2002	2001	2000

Decrease in gross revenues	0.1%	4.7%	6.9%
Decrease (increase) in net income	0.1%	(1.0)%	7.3%
Decrease in total assets	0.7%	1.7%	7.7%

On June 18, 2003, we agreed to sell our one remaining gold mine, Fazenda Brasileiro, to Yamana Resources Inc., a Canadian mining company, for US$ 20.9 million. The sale is subject to certain conditions. Upon completion of the sale, our gold operations will be interrupted until the start-up of the copper projects we are currently developing in Carajás, where we expect to produce gold as a by-product of the copper mining process.

Effects of Certain Equity Method Affiliates and Investments Carried at Cost

The financial condition and results of operations of our joint ventures, affiliated companies and investments can have a significant effect on our results of operations and financial condition. See note 10 to our consolidated financial statements for information on these effects.

Rising Unit Extraction Costs

Several of our mines, such as Cauê, Conceição and Capanema, have operated for long periods and may experience rising extraction costs per unit as more expensive processes become necessary to extract remaining ore in these mines. Increases in extraction costs at each of theses mines have not materially affected our results of operations as such increases were offset by productivity gains and by the favorable foreign exchange effects on these costs.

Electricity Costs

Electricity costs are a significant component of the cost of producing aluminum. Our aluminum plant, Albras, entered into a 20-year contract with Eletronorte, a state-owned power utility, pursuant to which Albras purchases electricity at rates which are lower than the prevailing market rates in the region. For the years ended December 31, 2002, 2001 and 2000 the prevailing market rate was US$ 20.62, US$ 22.87 and US$ 24.48 per MWh, respectively. The average price paid by Albras for the same periods was US$ 12.86, US$ 11.27 and US$ 11.93 per MWh, respectively. The Eletronorte contract is scheduled to expire in May 2004. Albras is currently negotiating a possible new contract and is examining other alternatives. Although we expect future energy costs for Albras to be in line with those of its peers in the industry, its costs will likely increase compared to current levels following expiration of the current contract.

Effects of Brazilian Energy Shortages

On June 1, 2001, the Brazilian government, as part of its energy rationing program, required reductions in energy consumption of at least 20% compared to average consumption for May, June and July 2000. Aluminum and ferroalloy activities were categorized as electricity-intensive activities and energy consumption relating to these activities was required to decrease by 25% relative to average consumption for May, June and July 2000. Our total expected energy consumption for 2001 was 14.5 TWh. However, due to this rationing program, our actual energy consumption for 2001 was 12.5 TWh. In 2000, our total energy consumption was 13.8 TWh. As a result, we reduced our ferroalloy production in the six-month period ending November 30, 2001 by 46,000 tons, from the previously planned 220,000 tons to 174,000 tons. We also reduced 2001 aluminum production at Albras by 46,000 tons to 333,000 tons from the previously planned 379,000 tons, and at Valesul by 13,000 tons to 80,000 tons from the previously planned 93,000 tons. By the end of 2001, climate conditions in Brazil improved, reducing the immediate risk of energy shortages. Therefore, on March 1, 2002, the Brazilian government eliminated the rationing in the rest of the country.

Back to Contents

For a discussion about the possible consequences and risks associated with future energy shortages, see Item 3. Risk Factors—Risks Relating to Brazil.

Domestic Inflation Rates in Brazil

As measured by the IGP-M Index, the Brazilian inflation rate was approximately 9.9% in 2000, 10.4% in 2001 and 25.3% in 2002. Most of our costs are incurred in Brazil in reais, while most of our revenues are earned outside of Brazil in U.S. dollars. Inflation generally has a negative impact on our operating margins only in periods where it exceeds the rate of devaluation of the real against the U.S. dollar. In recent years and in 2002, domestic inflation in Brazil has been more than offset by devaluation of the real.

Brazilian Taxes

We are subject to a number of Brazilian taxes. Brazilian tax legislation changes, which are frequent, can have a significant impact on our results of operations. The principal taxes we pay are:

•	Value-Added Tax and Revenue Taxes. Our gross revenues consist of total revenues from sales, net of discounts, returns and allowances, together with amounts we collect in respect of value-added tax. Net operating revenues represent revenues less value-added tax, which we collect on behalf of, and must remit to, state taxing authorities. We also collect other revenue taxes for social programs that are recorded under the line items value-added tax and other financial expenses in our financial statements. Export sales are currently exempt from both the value-added tax and the social taxes.

•	Income tax and Social Contribution on Profits. We pay income taxes, which include a tax called the social contribution on profits. The social contribution on profits tax rate has fluctuated in the past three years from 8% to 12% and is currently at 9%.

Critical Accounting Policies

We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see note 1 to our consolidated financial statements.

Translation Adjustments

Our reporting currency is the U.S. dollar, but our functional currency for the majority of our operations is the real. In accordance with Statement of Financial Accounting Standards (SFAS) 52 – “Foreign Currency Translation,” we translate statement of income items to reflect the approximate results that would have occurred if each transaction had been translated using the exchange rate in effect on the date that the transaction was recognized. Because the separate translation of every transaction is impractical, an appropriate weighted-average exchange rate for the period is used. In most cases, we translate our statement of income accounts and those of subsidiaries that use the real as their functional currency into U.S. dollars at weighted average monthly rates for the relevant reporting period. In the case of material exceptional items, we translate the amounts into U.S. dollars using the exchange rate on the date of the transaction. Additionally, during periods of high exchange rate volatility, we use estimated daily rates to translate our foreign exchange and monetary losses, financial currency, financial income and financial expenses. The determination of the appropriate weighted-average exchange rate requires significant management judgment and estimates. During 2002, the real devalued by approximately 34.3% against the U.S. dollar and generated a debit for the year recorded directly in the cumulative translation adjustment account of US$ 1,710 million.

Reserves and Life of Mines

We regularly evaluate and update our estimates of proven and probable mineral reserves. Our proven and probable mineral reserves are determined using generally accepted estimation techniques and are audited by AMEC, an expert in geology, mining and iron ore reserves. Calculating our reserves requires us to make assumptions about future conditions that are highly uncertain, including future ore prices,

Back to Contents

foreign currency exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some or all of these assumptions could have a significant impact on our recorded proven and probable reserves.

One of the ways we use our ore reserve estimates is to determine the mine closure dates used in recording the fair value liability for our asset retirement obligations and the periods over which we amortize our mining assets. Any change in our estimates of total expected future mine or asset lives could have a significant impact on the depreciation, depletion and amortization charges recorded in our consolidated financial statements under cost of goods sold. Changes in the estimated lives of our mines could also significantly impact our estimates of environmental and site reclamation costs, which are described in greater detail below.

Environmental and Site Reclamation costs

Expenditures relating to ongoing compliance with environmental regulations are charged against earnings or capitalized as appropriate. These ongoing programs are designed to minimize the environmental impact of our activities.

Until December 31, 2002, we provided only for environmental liabilities relating to site restoration at mines already closed or which were expected to close in the next two years. The estimation of environmental costs was based on projections limited to the next two years and was not discounted to present value.

Effective January 1, 2003, we adopted SFAS 143 – “Accounting for Asset Retirement Obligations.” SFAS 143 requires that we recognize a liability for the fair value of our estimated asset retirement obligations in the period in which they are incurred, if a reasonable estimate can be made. We consider the accounting estimates related to reclamation and closure costs to be critical accounting estimates because:

•	we will not incur most of these costs for a number of years, requiring us to make estimates over a long period;

•	reclamation and closure laws and regulations could change in the future or circumstances affecting our operations could change, either of which could result in significant changes to our current plans;

•	calculating the fair value of our asset retirement obligations in accordance with SFAS 143 requires us to assign probabilities to projected cash flows, to make long-term assumptions about inflation rates, to determine our credit-adjusted risk-free interest rates and to determine market risk premiums that are appropriate for our operations; and

•	given the significance of these factors in the determination of our estimated environmental and site reclamation costs, changes in any or all of these estimates could have a material impact on net income. In particular, given the long periods over which many of these charges are discounted to present value, changes in our assumptions about credit-adjusted risk-free interest rates could have a significant impact on the size of our provision. At January 1, 2003, we estimated the fair value of our aggregate total asset retirement obligations to be approximately US$ 41 million, representing an increase of US$ 26 million over the amount recorded under the prior accounting policy.

Impairment of Long-Lived Assets and Goodwill

We evaluate our investments and long-lived assets, which primarily include identifiable property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the balance sheet carrying value of the asset may not be recoverable. If the asset is determined to be impaired, we record an impairment loss, and write down the asset, based upon the amount by which the carrying amount of the asset exceeds the higher of net realizable value and value in use. We generally determine value in use by discounting expected future cash flows using a risk-adjusted pre-tax discount rate that we believe is appropriate to the risks inherent in the asset. In order to estimate future cash flows, we must make various assumptions about matters that are highly uncertain, including future production and sales, product prices (which we estimate based on current and historical prices, price trends and related factors), recoverable reserves, operating costs, environmental and site reclamation costs and

Back to Contents

planned capital costs. Arriving at assumptions and estimates concerning these matters is a complex and often subjective process. These assumptions and estimates can be affected by a variety of matters, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses would result in greater impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions would result in smaller impairment charges, higher net income and higher asset values.

In assessing potential impairment of our equity investments, we evaluate the carrying value of our listed equity investments relative to publicly available quoted market prices. If the quoted market price is below carrying value, and we consider the decline to be other than temporary, we write down our equity investments to quoted market value. For investments for which quoted market prices are not readily available, we evaluate the investments for impairment whenever the performance of the underlying entity indicates that impairment may exist. In such cases, the fair value of the investments is estimated principally based on discounted estimated cash flows using assumptions similar to those described above.

In relation to goodwill, each year on September 30, we use a two-step process to test for the recoverability of goodwill for each of our reporting units. Step one requires a comparison of the fair value of the reporting unit to the book value of its net assets. The fair value of the net assets is based on discounted cash flows using assumptions similar to those used in the process described above. Step two requires an estimate of the fair value of the individual assets and liabilities within the reporting unit. Write-down of goodwill on equity investees amounted to US$ 86 million in the year ended December 31, 2002. There were no other write-downs of goodwill during 2002.

Derivatives and Hedging Activity

As of January 1, 2001 we adopted SFAS 133 — “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income (outside net income), in the latter case depending on whether a transaction is designated as an effective hedge. In 2002, we did not designate any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in current net income. Had we designated our hedging instruments as permitted under SFAS 133 there would have been corresponding fair value adjustments, for certain of our hedging instruments, to the related hedged items in the case of fair value hedges or directly to stockholders’ equity in the case of cash flow hedges. During the year ended December 31, 2002 we recorded a charge of US$ 92 million in relation to fair value adjustments on derivative instruments.

Income Taxes

In accordance with SFAS 109 — “Accounting for Income Taxes,” we recognize deferred tax effects of temporary differences in our consolidated financial statements. We record a valuation allowance when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

When we prepare our consolidated financial statements, we estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a tax expense in our statement of operations.

Determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax assets requires significant management judgment and estimates and

Back to Contents

assumptions about matters that are highly uncertain. For each future income tax asset, we evaluate the likelihood of whether some portion or all of the asset will not be recognized. The valuation allowance made in relation to accumulated income tax losses depends on our assessment of the probability of generation of future taxable profits within the legal entity in which the related deferred tax asset is recorded based on our production and sales plans, commodity prices, operating costs, environmental, group restructuring plans for subsidiaries and site reclamation costs and planned capital costs.

As of December 31, 2002 we recorded a valuation allowance of US$ 230 million on our net deferred income tax assets totaling US$ 799 million and we recorded a deferred tax expense of US$ 12 million related to the net increase in the valuation allowance during the year.

Contingencies

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote and of material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 15 to our financial statements.

We account for contingencies in accordance with SFAS 5 — “Accounting for Contingencies” which requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that a future event will confirm that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In particular, given the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. By their nature contingencies will only be resolved when one or more future events occur or fail to occur — and typically those events will occur a number of years in the future. Assessing such liabilities, particularly in the uncertain Brazilian legal environment, inherently involves the exercise of significant management judgment and estimates of the outcome of future events.

The provision for contingencies at December 31, 2002, totaling US$ 428 million, consists of provisions of US$ 109 million, US$ 95 million, US$ 220 million and US$ 4 million for labor, civil, tax and other claims, respectively.

Back to Contents

RESULTS OF OPERATIONS

2002 Compared To 2001

Revenues

The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

	For the Year Ended December 31,

	2002		2001		% change

	(In millions of US$)
Iron ore and pellets
Iron ore	US$	2,147	US$	2,003	7.2%
Pellets		673		597	12.7

Subtotal		2,820		2,600	8.5

Gold		103		139	(25.9)
Manganese and Ferroalloys		283		259	9.3
Potash		91		71	28.2
Others		45		41	9.8
Revenues from logistic services		458		608	(24.7)
Aluminum-related Products		462		284	62.7
Other products and services		20		75	(73.3)

Gross Revenues		4,282		4,077	5.0
Value Added Tax		(159)		(142)	12.0

Net Operating Revenues	US$	4,123	US$	3,935	4.8

Net operating revenues increased 4.8% to US$ 4,123 million in 2002 from US$ 3,935 million in 2001. This increase reflected higher gross revenues from our iron ore and pellets, aluminum-related products and other mining products, which were partially offset by decreases in gross revenues from logistics, gold and other products and services.

Iron ore and Pellets

Gross revenues from iron ore and pellets increased 8.5% to US$ 2,820 million in 2002 from US$ 2,600 million in 2001, reflecting a 10.4% increase in volume sold, partially offset by lower average selling prices.

Sales of iron ore attained record levels in 2002, amounting to 143.6 million tons in 2002, compared to 130.8 million tons in 2001, an increase of 9.8%. The expansion seen in sales of pellets was greater in percentage terms than sales growth for iron ore, reflecting the strong demand for steel and the use of pellets to increase the productivity of blast furnaces in making steel, particularly in China. Pellet sales rose from 17.9 million tons in 2001 to 20.6 million tons in 2002, a 14.8% increase. The increase in volume of iron ore and pellets in 2002 was driven primarily by strong demand from China, where increased demand for consumer durables, coupled with substantial investment in infrastructure and housing, resulted in sharply higher steel consumption, leading Chinese steelmakers to dramatically increase their purchases of iron ore and pellets. Demand in our other principal markets was stable.

Back to Content

Actual average selling prices for iron and pellets declined by 1.7%, reflecting an across-the-board reduction in reference prices following the 2002 price negotiations with steel manufacturers, and a decrease of 0.2% due to an increase in the proportion of pellets in the product mix, which accentuated the effect of reductions in pellet prices.

Gold

Revenues from gold sales decreased 25.9% to US$ 103 million in 2002 from US$ 139 million in 2001, reflecting a 34.8% decrease in volume sold, which was partially offset by an 8.9% increase in average selling prices. The 34.8% decrease in volume from 508,472 troy ounces in 2001 to 331,479 troy ounces in 2002 was primarily due to the closure of our Igarapé Bahia gold mine in 2002 and reduced production at Fazenda Brasileiro, which is nearing the end of its productive life and has encountered lower gold yields. We have since agreed to sell Fazenda Brasileiro as described above. The 8.9% increase in average selling prices reflects the increase in world gold prices during 2002 as a result of increased political uncertainty, lower equity prices, weakness in the U.S. dollar and other factors which made gold an attractive alternative investment.

Manganese and Ferroalloys

Gross revenues from sales of manganese and ferroalloys increased by 9.3%, from US$ 259 million in 2001 to US$ 283 million in 2002, driven by higher sales of ferroalloys, which more than offset a decline in sales of manganese. Gross revenues from ferroalloys increased by US$ 45 million or 22%, driven by a 107% increase in volume resulting from strong demand for steel and from the end of the energy rationing in Brazil, which was partially offset by a decline in prices due to the shift in product mix. Gross revenues from sales of manganese declined by US$ 21 million, or 37%, primarily as a result of a 27% decline in volume. The decline in manganese volumes resulted primarily from the delay of a major shipment in December 2002. Average selling prices for manganese fell by 15% in 2002, driven by lower overall demand for manganese from the steel industry at the time the annual prices were established.

Potash

Gross revenues from sales of potash increased by 28.2% from US$ 71 million in 2001 to US$ 91 million in 2002, primarily due to a 45% increase in volume, which more than offset a 16.7% decline in average selling prices. The significant increase in volume resulted from strong demand from the domestic fertilizer sector. The decline in average selling prices primarily reflects a reduction in prices to match our international competitors.

Others

Gross revenues from sales of kaolin increased by 9.8% from US$ 41 million in 2001 to US$ 45 million in 2002, mainly due to an increase in sales volume as well as higher average selling prices.

Logistic Services

Gross revenues from logistic services decreased by 24.7% to US$ 458 million in 2002 from US$ 608 million in 2001. This reduction is principally due to a decrease of US$ 140 million in our world-wide logistics revenues due principally to our divestitures in the dry-bulk shipping business in the second half of 2001. It also reflects the impact of a decrease relating to revenues from services provided to Ferteco and Samitri in 2001 prior to our acquisition of these companies. In addition, gross logistics revenues were adversely affected by the devaluation of the real, which largely offset increases in volumes in the domestic market. General cargo shipped by our railroads increased by 14.0% from 12.9 billion net ton kilometers in 2001 to 14.7 billion net ton kilometers in 2002. The increase in volume reflects strong increases in the transport of grains and soybeans, increases in steel shipments, and increases in the inter-modal transport of containers, which exploits the connections between highway transportation, rail, ports and coastal shipping. Our ports handled 26.3 million tons of general cargo in 2002, compared with 21.7 million tons in the previous year.

Aluminum-Related Products

Revenues from aluminum products (bauxite, alumina, aluminum) increased 62.7% to US$ 462 million in 2002 from US$ 284 million in 2001. Of the total increase of US$ 178 million, US$ 124 million was due to the consolidation of Alunorte beginning in June 2002 when we acquired control of this previously affiliated company. The remaining US$ 54 million resulted from:

Back to Contents

•	resales by us of increased aluminum purchased from our affiliate Albras, under take-or-pay arrangements, reflecting Albras’ increase in production capacity beginning at the start of 2002 and the end of energy rationing; and

•	US$ 21 million in resales of alumina purchased from third parties to meet excess customer demand at Alunorte.

Other products and services

Revenues from other products and services decreased 73.3% to US$ 20 million in 2002 from US$ 75 million in 2001, reflecting our exit from the pulp and paper business, which began in 2001 with the sale of Bahia Sul and Cenibra, and was completed in 2002 upon the sale of approximately 47,700 hectares of Eucalyptus forest owned by our subsidiary Florestas Rio Doce S.A.

Operating Costs and Expenses

The following table summarizes our operating costs and expenses for the periods indicated.

	For the Year Ended December 31,

		2002		2001

	(In millions of US$)
Cost of ores and metals sold	US$	1,579	US$	1,550
Cost of logistic services		252		378
Cost of aluminum-related products		412		269
Others		20		75

Cost of goods sold		2,263		2,272

Selling, general and administrative expenses		224		241
Research and development, employee profit sharing and other costs and expenses		207		460

Total operating costs and expenses	US$	2,694	US$	2,973

Cost of goods sold

Total cost of goods sold decreased 0.4% to US$ 2,263 million in 2002 from US$ 2,272 million in 2001. Our costs, as expressed in U.S. dollars, were favorably affected by the significant devaluation of the real against the U.S. dollar during the period (from R$2.3204 to US$ 1.00 at December 31, 2001 to R$3.5333 to US$ 1.00 at December 31, 2002, or a devaluation of 34.3%), because the majority of these costs and expenses are denominated in reais. The average rate of exchange was R$2.9286 to US$ 1.00 during 2002 and R$2.2464 to US$ 1.00 during 2001, representing a devaluation of 23.3%. The average rate of devaluation is lower than year-on-year devaluation because the exchange rate movements were concentrated in the second half of 2002.

Cost of ores and metal sold increased 1.8% to US$ 1,579 million in 2002 from US$ 1,550 million in 2001, primarily due to increased production volumes required by the 10.3% increase in sales of iron ore and pellets, offset by an near-equivalent decrease attributed to the effects of devaluation of the real on our domestic costs (approximately 52% of our total costs is denominated in reais) net of wage and price increases linked to local inflation. The amount in 2002 also includes US$ 22 million in gold derivatives losses. A portion of the increase in cost of ores and metal sold also reflects higher costs associated with purchases of iron ore from third parties to meet excess demand.

Cost of logistic services decreased 33.3% to US$ 252 million in 2002 from US$ 378 million in 2001, whereas our corresponding revenue decreased only 24.7%. The decrease in costs at a rate greater than the decrease in revenue is due to the effects of the devaluation of the real on our domestic costs as described above.

Back to Contents

Cost of aluminum-related products increased 53.2% to US$ 412 million in 2002 from US$ 269 million in 2001. The increase is partly due to the consolidation of Alunorte beginning in June 2002, which contributed US$ 91 million to consolidated costs. The remaining US$ 52 million cost increase relates to the take-or-pay arrangements and third party sales described above. The effects of exchange rate movements on the cost of aluminum-related products were insignificant, since the related costs are primarily determined by international market prices.

Cost of other products and services decreased 73.3% to US$ 20 million in 2002 from US$ 75 million in 2001, reflecting principally the decreases in volumes of pulp purchases as a result of our divestitures in this line of business.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased 7.1% to US$ 224 million in 2002 from US$ 241 million in 2001, due principally to the favorable effects of exchange rate movements, partly offset by the effects of increased selling expenses due to increased volumes. As a percentage of net operating revenues, selling, general and administrative expenses declined from 6.1% in 2001 to 5.4% in 2002.

Research and development, employee profit sharing and other operating costs and expenses

Research and development, employee profit sharing and other costs and expenses decreased 55.0% to US$ 207 million in 2002 from US$ 460 million in 2001. This decrease resulted primarily from a US$ 260 million reduction in other operating costs and expenses, which more than offset a US$ 7 million increase in research and development expenses.

The US$ 260 million reduction in other operating costs and expenses primarily reflects three asset impairment provisions that occurred in 2001:

•	plant and equipment impairment provisions of US$ 67 million and US$ 34 million due to impairment of certain shipping assets;

•	amortization of goodwill of US$ 34 million; and

•	a write-off of value added taxes of US$ 54 million on products purchased based on our agreement with a state government.

The reduction also reflects:

•	a US$ 26 million reduction in contingency provisions, to US$ 53 million in 2002 from US$ 79 million in 2001; and

•	a gain in 2002 of US$ 49 million on the sale of certain forestry assets of our subsidiary Florestas Rio Doce S.A.

Together, these two factors more than offset a US$ 40 million provision in 2002 related to the acceleration of the expected closing date for our Fazenda Brasileiro gold mine, from 2009 to 2005.

Back to Contents

Non-Operating Income (Expenses)

	For the Year Ended December 31,

	2002		2001

	(In millions of US$)

Financial income	US$	127	US$	135
Financial expenses		(375)		(335)
Foreign exchange and monetary losses, net		(580)		(426)
Gain on sale of investments		—		784

Non-operating income (expenses)	US$	(828)	US$	158

Net non-operating expenses in 2002 were US$ 828 million compared to net non-operating income of US$ 158 million in 2001. The principal reasons for this change were:

•	the negative effect of exchange rate movements on our net U.S.-dollar denominated liabilities (mainly short and long-term debt less cash and cash equivalents). Our net foreign exchange and monetary losses amounted to US$ 580 million in 2002 compared to US$ 426 million in 2001; and

•	gains of US$ 784 million in 2001 upon divestitures of our interests in Bahia Sul, CSN and Cenibra.

In addition, our financial income decreased to US$ 127 million in 2002 from US$ 135 million in 2001, due primarily to lower international interest rates following the terrorist attacks in the United States in September 2001. Our financial expenses increased to US$ 375 million in 2002 from US$ 335 million in 2001 mainly due to our consolidation of Alunorte, which increased our financial expenses by US$ 14 million in the second half of 2002, and to US$ 76 million in losses we incurred on interest rate derivatives.

In 2002 we included the cost of contractual increases in supplementary benefits related to early retirement programs (US$ 35 million in 2002) in financial expenses. Until 2001, this cost had been recorded under other operating expenses. For comparison purposes US$ 33 million in 2001 and US$ 98 million in 2000 have been reclassified accordingly.

Income Taxes

In 2002 we recorded a tax benefit of US$ 149 million as compared to a tax benefit of US$ 218 million in 2001. Our tax expense at statutory rates would have been US$ 204 million in 2002 and US$ 381 million in 2001. The difference is principally due to the tax benefit of tax-deductible dividends that we pay in the form of interest on shareholders’ equity, which amounted to US$ 99 million in 2002, as compared to US$ 260 million in 2001, and US$ 196 million due to tax-exempt foreign income in 2002 as compared to US$ 226 million in 2001.

Affiliates and Joint Ventures

Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments in aggregate totaled a loss of US$ 87 million in 2002 compared to a loss of US$ 53 million in 2001.

Iron Ore and Pellets. Our equity in the results of iron ore and pellet affiliates and joint ventures amounted to a loss of US$ 55 million in 2002, compared to a loss of US$ 7 million in 2001. The loss in 2002 included a charge of US$ 86 million for a goodwill write-down relating to our investment in Caemi, which more than offset improved results at several of our other pellet joint ventures, including Samarco, where earnings were helped by volumes that increased by 29% and the elimination of goodwill amortization expenses in 2002. The writedown of

Back to Contents

our investment at Caemi reflects the decline in the listed market price of Caemi’s preferred shares. We also recorded a provision for losses at Kobrasco in the amount of US$ 14 million.

Aluminum and Bauxite. Our equity in the results of aluminum and bauxite affiliates and joint ventures declined from US$ 37 million in 2001 to US$ 29 million in 2002, and we recorded a US$ 10 million release of a provision related to our investment in Albras. Our portion of Alunorte’s losses up until the time we acquired control in June 2002 was US$ 23 million, compared to losses of US$ 6 million for the whole of 2001. The increased losses at Alunorte primarily reflect the effects of the devaluation of the real on Alunorte’s U.S.-dollar denominated debt.

Like Alunorte, in 2002, our affiliates in the aluminum sector recorded increased losses due to the effects of the depreciation of the real on their foreign currency denominated debt. In addition to exchange rate effects, the operating results of Albras and MRN in 2002 compared to 2001 were influenced by the following factors:

•	Albras. In 2002, Albras generated net income of US$ 20 million on net sales of US$ 529 million. This compares to net income of US$ 8 million in 2001 on net sales of US$ 472 million. Our portion of net income of Albras was US$ 10 million in 2002 compared with US$ 4 million in 2001. The increase in sales at Albras primarily reflects a 22.3% increase in sales volume resulting from a capacity expansion completed at the beginning of 2002. This increase in volume was partially offset by an 8.6% decline in the average sales price of aluminum from US$ 1,428 per ton in 2001 to US$ 1,306 per ton in 2002.

•	MRN. In 2002, MRN generated net income of US$ 94 million on net sales of US$ 173 million. This compares to net income of US$ 81 million in 2001 on net sales of US$ 211 million. Our portion of the net income of MRN was US$ 38 million in 2002 compared with US$ 32 million in 2001. MRN’s revenues declined in 2002 due to an 8.1% reduction in the average sales price of bauxite to US$ 18.95 per ton in 2002 from US$ 20.63 per ton in 2001, and a 9.3% decline in sales volume to 9.9 million tons in 2002 from 10.9 million tons in 2001 due to lower demand in the first half of the year and interference from the expansion work in the second half of the year. However, since most of MRN’s costs are incurred in reais, the reduction in costs as expressed in U.S. dollars more than offset the reduction in revenue, resulting in an increase in net income.

Steel. Our equity in the results of steel affiliates and joint ventures increased from US$ 5 million in 2001 to US$ 23 million in 2002, reflecting higher net income at CST and CSI, which more than offset a loss at Usiminas. The improved performance at CST and CSI primarily reflects lower energy costs in 2002 in Brazil and California, respectively. The loss at Usiminas primarily reflects the effects of the devaluation of the real on Usiminas’ U.S. dollar-denominated debt.

Paper and Pulp. Reflecting our sale of Cenibra and Bahia Sul in 2001, we recorded no equity in results of paper and pulp affiliates and joint ventures in 2002. These companies had contributed in aggregate US$ 20 million to our equity results up to the date of sale.

Other Affiliates and Joint Ventures. Our equity in the results of other affiliates and joint ventures amounted to a loss of US$ 25 million in 2002, compared to a loss of US$ 95 million in 2001. We recorded a provision for losses related to FCA of US$ 42 million in 2002, after recording a loss of US$ 95 million in 2001 (which had included a US$ 74 million write-off of goodwill). In addition, our affiliate MRS generated significant losses in 2002, of which our portion was US$ 20 million; in addition to this amount, we recorded a provision for losses of US $ 7 million related to MRS. We and the other shareholders of these companies continue to explore various alternatives to restructure their businesses.

Upon adoption of SFAS 142 “Goodwill and other intangible assets,” beginning January 1, 2002 we ceased amortizing goodwill. In 2001, we recorded goodwill amortization of US $ 45 million relating to us and our consolidated subsidiaries and US$ 47 million related to equity investees.

Back to Contents

2001 compared to 2000

Revenues

The following table summarizes our gross revenues by product and net operating revenues for the periods indicated:

	For the Year Ended December 31,

	2001		2000		% change

	(In millions of US$)

Iron Ore and Pellets	US$	2,600	US$	2,177	19.4%
Gold		139		156	(10.9)
Other mining products
Manganese and Ferroalloys		259		285	(9.1)
Potash		71		85	(16.5)
Others		41		42	(2.4)
Subtotal		371		412	(10.0)
Revenues from Logistic Services		608		760	(20.0)
Aluminum-related Products		284		362	(21.5)
Other products and services		75		202	(62.9)

Gross Revenues		4,077		4,069	0.2
Value Added Tax		(142)		(134)	6.0

Net Operating Revenues	US$	3,935	US$	3,935	—

Net operating revenues remained constant at US$ 3,935 million in both 2001 and 2000, reflecting an increase in our iron ore and pellets revenues which was partially offset by decreases in revenues from other lines of business.

Revenues from iron ore and pellets increased 19.4% to US$ 2,600 million in 2001 from US$ 2,177 million in 2000, reflecting a 19.4% increase in volume sold to 148.8 million tons in 2001 from 124.5 million tons in 2000 partially offset by an increase in average selling prices of 0.4% and an increase of 19.6% due to changes in product mix. In 2001, there was an increase in demand from the growing market in China and therefore our exports to this country increased to 14.9 million tons in 2001 compared to 9.2 million tons in 2000. Our acquisition of Ferteco in April 2001 increased our 2001 sales volume for iron ore and pellets by 11.7 million tons.

Revenues from gold sales decreased 10.9% to US$ 139 million in 2001 from US$ 156 million in 2000, representing a 9.0% decrease in volume sold and a 2.1% decrease in average selling prices. The reduction in volume sold was principally due to the closure of our Almas and Caeté mines at the end of 2000 and to a reduction in gold extracted during the first quarter of 2001, due to operational problems at two other mines, which problems were subsequently resolved.

Revenues from other mining products decreased 10.0% to US$ 371 million in 2001 from US$ 412 million in 2000. This decrease is mainly due to a US$ 49 million reduction of sales of our ferroalloys partially offset by a price increase of US $23 million of manganese sold by our subsidiary Sibra. Potash and kaolin sales also decreased as a result of a reduction in demand.

Back to Contents

Revenues from transportation services decreased 20.0% to US$ 608 million in 2001 from US$ 760 million in 2000, principally due to the loss of revenues from services provided to Ferteco and Samitri following our acquisition of these companies in May 2000 and in April 2001, respectively, which are now eliminated in our consolidated financial statements. Revenues from services provided to Ferteco and Samitri prior to their acquisition totaled US$ 86 million in 2000 and US$ 22 million in 2001. Other factors leading to the reduction in revenues from transportation services include a 13.0% decline in prices for domestic transport as a result of the depreciation of the real in 2001, as well as a decrease in our international transportation revenues due to our divestments in the dry-bulk shipping business.

Revenues from aluminum-related products (bauxite, alumina and aluminum) decreased 21.5% to US$ 284 million in 2001 from US$ 362 million in 2000. This decrease of US$ 78 million was due to a US$ 60 million or 20.3% reduction in aluminum-related sales as a result of lower production due to the energy rationing program, and to a US$ 18 million reduction in our resales of alumina provided by our alumina affiliate Alunorte as a result of increased alumina sales by Alunorte to its other shareholders.

Revenues from other products and services decreased 62.9% to US$ 75 million in 2001 from US$ 202 million in 2000, primarily representing decreases in pulp and paper product revenues following our divestment of Cenibra.

Operating Costs and Expenses

The following table summarizes our operating costs and expenses for the periods indicated.

	For the Year Ended December 31,

	2001		2000

	(In millions of US$)
Cost of ores and metals sold	US$	1,550	US$	1,423
Cost of transportation services		378		481
Cost of aluminum-related products		269		334
Others		75		191

Cost of Goods Sold		2,272		2,429

Selling, general and administrative expenses		241		225
Research and development, employee profit sharing and other costs and expenses		460		257

Total operating costs and expenses	US$	2,973	US$	2,911

Overall costs of goods sold decreased 6.5% to US$ 2,272 million in 2001 from US$ 2,429 million in 2000. Our costs and expenses, as expressed in U.S. dollars, were favorably affected by the significant depreciation of the real against the U.S. dollar during the year (from R$1.9554 to US$ 1.00 at December 31, 2000 to R$2.3204 to US$ 1.00 at December 31, 2001, or a depreciation of 15.7%), because the majority of these costs and expenses are denominated in reais. The average exchange rate was R$2.2854 to US$ 1.00 during 2001 and R$l.7975 to US$ 1.00 during 2000, or a depreciation of 21.3%. This decrease was partially offset by an increase of US$ 109 million, or 4.8%, in 2001 relating to our acquisition of Ferteco (which added approximately US$ 33 million in additional costs) and a smaller increase due to the inclusion of Samitri costs in 2001.

Cost of ores and metal sold increased 8.9% to US$ 1,550 million in 2001 from US$ 1,423 million in 2000. The increase of US$ 127 million was principally due to an increase of US$ 124 million in costs due to the consolidation of Ferteco. This increase in costs was partially offset by the favorable impact of exchange rate movements which is estimated at US$ 90 million.

Cost of transportation services decreased 21.4% to US$ 378 million in 2001 from US$ 481 million in 2000, due to improved cost management related to our ships in addition to the decrease in associated revenues.

Back to Contents

Cost of aluminum-related products decreased 19.5% to US$ 269 million in 2001 from US$ 334 million in 2000 as a result of lower levels of activity. The favorable effect of exchange rate movements on the cost of aluminum-related products is insignificant, since the related costs are primarily determined by international market prices.

Cost of other products and services decreased 60.7% to US$ 75 million in 2001 from US$ 191 million in 2000, reflecting principally the decreases in volumes of pulp and paper purchases as a result of our divestitures in this line of business.

Selling, general and administrative expenses increased 7.1% to US$ 241 million in 2001 from US$ 225 million in 2000, due principally to the acquisition of Ferteco which increased these expenses by US$ 25 million or 11.1% in 2001, partially offset by the effects of exchange rate movements.

Research and development, employee profit sharing and other costs and expenses increased 79% to US$ 460 million in 2001 from US$ 257 million in 2000. This increase is mainly attributable to plant and equipment and ship impairment provisions of US$ 101 million, including expected losses on the sale of ships (US$ 34 million), amortization of goodwill of US$ 34 million and a write-off of value-added taxes of US$ 54 million based on our agreement with a state government.

Non-Operating Income (Expenses)

	For the Year Ended December 31,

	2001		2000

	(In millions of US$)
Financial income	US$	135	US$	208
Financial expenses		(335)		(315)
Foreign exchange and monetary losses, net		(426)		(240)
Gain on sale of investments		784		54

Non-operating income (expenses)	US$	158	US$	(293)

Net non-operating income was US$ 158 million in 2001 compared to net non-operating expenses of US$ 293 million in 2000. This decrease resulted from a reduction in the contractual cost of supplementary benefits related to early retirement programs which were recorded as financial expenses of US$ 33 million in 2001 and US$ 98 million in 2000, whereas until 2000 this cost had been classified as other operating expenses. For comparison purposes US$ 98 million have been reclassified accordingly. The aggregate favorable change of US$ 386 million was principally due to gains on sales of investments (US$ 784 million) upon divestment of our interests in Bahia Sul, CSN and Cenibra in 2001. This was partially offset by additional net financial expenses of US$ 93 million in 2001 due principally to a reduction in financial income as a result of lower average balances of cash and cash equivalents and the negative effect of exchange rate movements on our U.S. dollar denominated liabilities, mainly short and long-term debt totaling US$ 186 million.

Income Taxes

In 2001 we recorded a tax benefit of US$ 218 million. However, our Federal income tax and social contribution expense at statutory rates for 2001 was US$ 381 million. The difference was principally due to the tax benefit we derived from making distributions to our shareholders in the form of interest on shareholders’ equity in the amount of US$ 260 million and US$ 226 million due to tax-exempt foreign income.

Affiliates and Joint Ventures

Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments in aggregate totaled a loss of US$ 53 million in 2001 compared to a gain of US$ 322 million in 2000.

Back to Contents

Steel. In 2001, our steel sector affiliates were affected in addition to a devaluation of the real against the U.S. dollar, by a weaker market for steel products which resulted in decreased average sales prices in 2001. Our U.S. affiliate, CSI, was also affected by higher costs resulting from the energy crisis in California. In 2001 we recorded a loss of US$ 3 million in respect of our steel sector affiliates compared to a gain of US$ 17 million in 2000.

Aluminum-Related Products. In 2001, our affiliates in the aluminum sector recorded losses due to the effects of the depreciation of the real on their foreign currency denominated debt. Albras reported a gain in 2001, of which we recognized our portion of US$ 4 million through a reduction in our provision for losses on equity investments. Alunorte reported a loss, of which we recognized our portion of US$ 6 million through equity accounting. In the same period of 2000, our portion of gains reported by Albras and Alunorte were US$ 66 million and US$ 11 million, respectively.

In addition to exchange rate effects, the operating results of our major aluminum sector affiliates and joint ventures in 2001 compared to 2000, were influenced by the following factors:

Albras -	Aluminum sales volume decreased 9.3% to 332,000 tons in 2001 from 366,000 tons in 2000 and average sales prices decreased 5.3% to US$ l,428.99 per ton in 2001 from US$ 1,508.42 per ton in 2000.

Alunorte -	Alumina sales volume decreased 3.5% to 1,540,000 tons in 2001 from 1,596,000 tons in 2000 and the average sales prices decreased by 5.7% to US$ 185.51 per ton in 2001 as compared to US$ 196.63 per ton in 2000.

MRN -	Bauxite sales volume decreased 2.6% to 10,952,000 tons in 2001 from 11,242,000 tons in 2000 and average sales prices increased 1.1% to US$ 20.95 per ton in 2001 from US$ 21.18 per ton in 2000.

Paper and Pulp. During 2001, we sold our respective interests in Bahia Sul and Cenibra, which had jointly contributed US$ 108 million to our 2000 consolidated net income. Through the date of their respective sales in 2001, these two companies jointly contributed US$ 11 million to our 2001 consolidated net income. However, the sale of Bahia Sul and Cenibra resulted in one-time gains of US$ 170 million and US$ 507 million, respectively, which are included in non-operating income (expenses).

Others. As for our railroad affiliate, FCA, we recorded an equity loss of US$ 95 million (which included a write-off of goodwill in the amount of US$ 74 million) against a loss of US$ 30 million in 2000. In 2001, the results of our other equity investments were generally lower than in 2000 due to the effects of the devaluation of the real and to lower results of operations of these affiliates as a result of difficult trading conditions in the markets for their respective products.

Back to Contents

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements by using cash generated from operating activities and also short-term and long-term debt. We believe these sources of funds, together with our cash and cash equivalents on hand, will continue to be adequate to meet our currently anticipated capital requirements.

In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments either directly or through subsidiaries, joint ventures or affiliated companies, and fund these investments through internally generated funds, the issuance of debt or a combination of these methods.

In 2003, our major cash needs include announced expected capital expenditures of US$ 1.7 billion, an announced minimum cash dividend of US$ 400 million, and repayment or refinancing of US$ 717 million in long-term debt that matures in 2003. In addition, we have signed an agreement to acquire, subject to fulfillment or waiver of certain conditions, the remaining 50% of Caemi from Mitsui for US$ 426 million. We expect to meet our cash needs for 2003 primarily through a combination of operating cash flow and new long-term debt.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flow from operating activities. In 2002, we generated a net increase in cash and cash equivalents, excluding the effect of exchange rate changes, of US$ 615 million compared to no net change in 2001 and a net decrease of US$ 135 million in 2000. Exchange rate changes decreased our cash and cash equivalents by US$ 641 million in 2002, US$ 94 million in 2001 and US$ 107 in 2000. At December 31, 2002, we had cash and cash equivalents of US$ 1,091 million.

Operating activities provided net cash flows of US$ 2,102 million in 2002, US$ 1,518 million in 2001 and US$ 1,424 million in 2000. The amount in 2002 includes $1,031 million in non-cash expenses relating to foreign exchange and monetary losses.

In addition to the above sources of liquidity, we believe we are well-positioned to raise additional capital in the debt markets to the extent needed. We are among the most highly rated Brazilian corporate borrowers, which we believe enhances our ability to access the debt markets.

Back to Contents

Uses of Funds

Budgeted Capital Expenditures

We have budgeted a total of US$ 1,708 million for capital expenditures in 2003, an amount that exceeds our total capital expenditures in the two previous years combined. The following table sets forth our capital expenditures budget for 2003. These amounts include expenditures on new construction projects as well as expenditures for maintenance and exploration.

		2003 Budgeted Expenditures

		(In millions of US$)
Ferrous minerals	US$	563.3	(1)	33.0%
Logistics		281.9		16.5
Non-ferrous minerals		352.2	(1)	20.6
Aluminum-related		236.4		13.8
Energy		72.6		4.2
Metallic and semi-finished		29.0		1.7
Corporate areas		105.4		6.2
Other		67.5		4.0

Total	US$	1,708.3		100.0%

(1) Under the Mineral Risk Contract, BNDES will pay an aggregate of approximately US$ 25.7 million of the 2003 ferrous minerals and non-ferrous minerals capital expenditures which are included in this budget. See Item 4. Lines of Business – Mining – Current Copper Prospects – Mineral Risk Contract.

Budgeted capital expenditures in the ferrous minerals, logistics, non-ferrous minerals, aluminum-related, energy and corporate areas include the following:

•	Our ferrous minerals projects for 2003 are designed to increase our iron ore production capacity and logistical capabilities for the delivery of iron ore and pellets, and include US$ 69.8 million to expand three mines in the Southern System and US$ 45 million to expand mines in the Northern System. In addition, to improve our logistical capabilities, we have budgeted US$ 16.4 million in 2003 for the construction of Pier III at the port of Ponta da Madeira, which is expected to increase the port’s capacity from its current 56 million tons to 70 million tons. Part of the remainder of the capital expenditures for ferrous minerals relates to maintenance, refurbishment and modernization activities.

•	Our total capital expenditure budget for 2003 also includes an aggregate of US$ 72 million for exploration activities related to ferrous minerals, bauxite, copper, gold and nickel. BNDES, under the Mineral Risk Contract, will participate with approximately US$ 25.7 million. See note 15(e) to our financial statements.

•	Our non-ferrous mineral projects for 2003 include the Sossego copper project, for which we have budgeted US$ 253.1 million for 2003, the completion of which is expected for the first half of 2004. We have also budgeted US$ 29.4 million for expanding the capacity of the Taquari Vassouras potash mine from 600,000 to 850,000 tons per year.

•	Budgeted logistics capital expenditures for 2003 are focused primarily on the purchase of wagons and locomotives for the transport of general cargo, principally of agricultural products, fuel, steel products and building materials.

•	In the aluminum-related businesses, our principal budgeted capital expenditures relate to the development of bauxite mines of MVC in Paragominas (US$ 70.0 million) and expansion of Alunorte’s production capacity (US$ 153.9 million).

•	In the energy business, we plan to continue to invest in our power generation projects. In 2003, US$ 15.2 million, US$ 16.7 million and US$ 18.5 million have been budgeted for our share of the construction costs of the Candonga, Aimores and Estreito power plants, respectively. Candonga is

Back to Contents

expected to begin operations in November 2003, while Aimores is expected to come on stream in December.

•	Our principal corporate center capital expenditures relate to information technology initiatives, including the implementation of enterprise resource planning software for US$ 36.8 million and new hardware for US$ 29.5 million.

Dividends

Dividends paid totaled US$ 602 million in 2002, US$ 1,066 million in 2001 and US$ 246 million in 2000. Our board of directors has approved a proposal to distribute in 2003 a minimum dividend (in the form of dividends and/or interest on shareholders equity) of US$ 400 million. This amount will be paid in two equal installments, on April 30 and October 31, 2003, respectively.

Contractual cash obligations

The following table summarizes our contractual cash obligations at December 31, 2002.

	Payments due by Period (In millions of US$)

				Less than 1
		Total		year		1-3 years		3-5 years		Thereafter

Long-term debt obligations	US$	3,076	US$	717	US$	1,223	US$	742	US$	394

Total contractual cash obligations	US$	3,076	US$	717	US$	1,223	US$	742	US$	394

In July 2002, we entered into a US$ 100 million Export Prepayment Agreement with a final maturity of July 2006. The lender under this agreement has the right to demand payment of the entire amount outstanding in July 2004, subject to compliance with certain notice provisions.

Debt

At December 31, 2002, our aggregate outstanding debt was US$ 3,331 million, consisting of short-term debt of US$ 965 million, including US$ 717 million of current portion of long-term debt, US$ 64 million in loans from joint ventures and affiliated companies and long-term debt (excluding current portion) of US$ 2,366 million outstanding, including US$ 7 million in loans from related parties. Our short-term debt consists primarily of U.S. dollar-denominated trade financing, documented mainly in the form of export prepayments and export sales advances with Brazilian and foreign financial institutions. At December 31, 2002, approximately US$ 465 million of our debt was secured by liens on some of our assets. We describe the average interest rates on our long-term debt in note 12 to our financial statements.

Our major categories of indebtedness are as follows:

•	U.S. dollar-denominated foreign loans and financing (US$ 1,465 million at December 31, 2002). These loans primarily include export financing lines, import finance from export credit agencies, loans from commercial banks and multilateral organizations. The loans generally bear floating rate interest at spreads over LIBOR.

•	U.S. dollar-denominated fixed rate notes (US$ 800 million at December 31, 2002). We have issued two series of fixed rate bonds which bear interest at 10% and 9.375% respectively. The 9.375% bonds mature in 2003 and the 10% bonds mature in 2004. In addition, in 2002, our wholly-owned subsidiary Vale Overseas Limited issued US$ 300 million 8.625% Notes Due 2007 that benefit from an unconditional guarantee from us and a mechanism to protect the investors from political risk events.

•	U.S. dollar-denominated export securitizations (US$ 300 million at December 31, 2002). We have a $300 million securitization program based on existing and future receivables generated by our subsidiary CVRD Overseas Ltd that relates to exports of iron ore and pellets to six of our customers in Europe, Asia and the United States. The securitization transaction was divided into two fixed rate tranches and one floating rate tranche.

Back to Contents

•	Perpetual notes (US$ 63 million at December 31, 2002). We have issued perpetual notes that are exchangeable for 48 billion preferred shares of MRN. Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares relating to periods beginning with the 2000 fiscal year.

•	Local debt (US$ 396 million at December 31, 2002). We have a series of Brazilian loans, principally from BNDES, most of which are indexed to U.S. dollars, and the remainder of which are linked to baskets of currencies or floating rates in Brazil.

Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, net debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of December 31, 2002, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent company level.

We use derivative instruments to manage our exposure to interest rate fluctuations. See Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Off-Balance Sheet Arrangements

At December 31, 2002, our off-balance sheet arrangements consisted solely of guarantees. At December 31, 2002, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$ 516 million, of which US$ 405 million is denominated in U.S. dollars and the remaining US$ 111 million is denominated in local currency. We expect no losses to arise as a result of these guarantees. We have made no charges for extending these guarantees, except in the case of Albras and Samarco. The following table summarizes our guarantees on behalf of affiliates and joint ventures at December 31, 2002.

	Amount of
	Guarantee
	(In millions of		Final	Counter-
Affiliate or Joint Venture	US$)	Currency	Maturity	guarantees

Albras	302	US$	2007	None
	44	R$	2010	None
FCA	51	US$	2009	None
	62	R$	2012	None
Kobrasco	13	US$	2003	None
Nibrasco	6	US$	2004	Collateral Pledge
Samarco	14	US$	2020	None
Sepetiba Tecon	19	US$	2005	None
	4	R$	2012	None
Valesul	1	R$	2006	None

We do not have (i) any retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements; (ii) any obligations under derivative instruments that are indexed to our common shares and classified in stockholders’ equity; or (iii) any obligations arising out of a variable interest in an unconsolidated entity.

Back to Contents

Item 6. Directors, Senior Management and Employees

BOARD OF DIRECTORS

Overview

Our Conselho de Administração, or board of directors, sets general guidelines and policies for our business and monitors the implementation of those guidelines and policies by our executive officers. The board of directors holds regularly scheduled meetings on a monthly basis and holds additional meetings when called by its chairman, vice-chairman or any two directors. Decisions of the board of directors require a quorum of a majority of the directors and are taken by majority vote.

Under the Brazilian Corporation Law, the board of directors must have at least three members. Each director and his or her respective alternate are elected at a general shareholders’ meeting and are subject to removal at any time. Our by-laws state that the board of directors must consist of eleven members. Our current employees have the right to appoint one director and an alternate. Under the Brazilian Corporation Law, members of the board of directors must be shareholders of CVRD. Members of the board of directors are elected for two-year terms and can be re-elected. Each alternate director serves on behalf of a specific board member. In the absence of the director for whom an alternate director is acting, that alternate director may attend and vote at meetings of the board of directors.

Nine of our current directors and nine of our current alternate directors were appointed to their positions directly by Valepar, our principal shareholder, pursuant to Valepar’s shareholders’ agreement and the provisions of the Brazilian Corporation Law. For a description of the procedures under which our directors are appointed, see Item 10. Additional Information—Memorandum and Articles of Incorporation—Common Shares and Preferred Shares—General. These appointments were approved at our annual shareholders’ meeting held in April 2003. For a description of Valepar’s shareholders’ agreement, see Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Principal Shareholder.

Directors of CVRD

The table below lists the current members of the board of directors. All of our directors were elected in 2003, and their terms will expire in 2005.

	Year
	First
	Elected	Position	Age

Sérgio Ricardo Silva Rosa(1)	2003	Chairman	44
João Moisés de Oliveira(1)	2000	Director	58
Erik Persson(1)	2001	Director	49
Ricardo Carvalho Giambroni(1)	2001	Director	46
Arlindo Magno de Oliveira(1)	2003	Director	51
Luiz Alexandre Bandeira de Mello(1)	2003	Director	55
Renato da Cruz Gomes(1)	2001	Director	50
Mário da Silveira Teixeira Júnior(1)	2003	Vice-Chairman	57
Rômulo de Mello Dias(1)	2001	Director	41
Claudio Bernardo Guimarães de Moraes(3)	2003	Director	41
Francisco Valadares Póvoa(2)	1997	Director	53

(1)	Appointed by Valepar and approved at the annual shareholders’ meeting.
(2)	Appointed by our employees and approved at the annual shareholders’ meeting.
(3)	Informally nominated by BNDESPAR and approved at the annual shareholders’ meeting.

Back to Contents

The table below lists the alternate members of the board of directors. One additional alternate director remains to be appointed by Valepar.

	Year First Elected	Position	Age

Ivan Luiz Modesto Schara(1)	2003	Director	36
Gerardo Xavier Santiago(1)	2003	Director	43
Octávio Mauro Muniz Freire Alves(1)	2001	Director	42
Jorge Luiz Pacheco(1)	2003	Director	48
Alcio Ferreira Passos(1)	2003	Director	56
Luiz Carlos de Freitas(1)	2003	Director	50
Vacant	—	—	—
Luiz Maurício Leuzinger(1)	2003	Director	61
Marcelo Amaral Moraes(1)	2003	Director	35
Ana Marta Horta Veloso(3)	2003	Director	34
Otto de Souza Marques Júnior(2)	1997	Director	56

(1)	Appointed by Valepar and approved at the annual shareholders’ meeting.
(2)	Appointed by our employees and approved at the annual shareholders’ meeting.
(3)	Informally nominated by BNDESPAR and approved at the annual shareholders’ meeting.

We have summarized below the business experience, areas of expertise, and principal outside business interests of our current directors:

Sérgio Ricardo Silva Rosa. Mr. Rosa joined our board of directors in April 2003 and was designated as Chairman in May 2003. Mr. Rosa is currently the chief executive officer of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, or Previ, where he has been an executive officer since 2000. He is also a director of Valepar S.A., or Valepar, and an executive officer of Litel Participações S.A., or Litel. Prior to joining Previ, Mr. Rosa served as President of the Confederação Nacional dos Bancários from June 1994 to May 2000. From January 1995 to December 1996, Mr. Rosa was a legislator of the municipality of São Paulo. Mr. Rosa has been a director of Brasil Telecon Participações since December 2000, and of Sauípe S.A. since May 2001.

João Moisés de Oliveira. Mr. Oliveira joined our board of directors in 2000. Mr. Oliveira has been an executive officer at Bradespar S.A. since 2000. He is also an executive officer of Eletron S.A. From 1962 to 2000, he worked at Banco Bradesco S.A. and at several companies in which Banco Bradesco S.A. has a direct or indirect ownership interest. He has served as an executive officer of several companies in which Banco Bradesco or Bradespar has or had a direct or indirect ownership interest, including Companhia Siderúgica Belgo Mineira, CSN and São Paulo Alpargatas S.A.

Erik Persson. Mr. Persson joined our board of directors in April 2001. Mr. Persson has been a planning officer at Previ since June 2000, and has worked at Previ since 1977. Mr. Persson has also served as a director of Valepar and Litel since April 2001, and has held a position as director of SEEB Porto Alegre and FEEB Rio Grande do Sul since 1990.

Ricardo Carvalho Giambroni. Mr. Giambroni joined our board of directors in April 2001. In March 2003, he was nominated CEO of Litela Participações S.A., or Litela, and in April 2003, director of Valepar. Mr. Giambroni is a manager of the equity division at Previ. From June 1999 to December 2002, he has been an executive officer of Litel. From June 1997 to April 2001, he was a director of Paranapanema Group and, from April 2001 to December 2002, of Valepar.

Arlindo Magno de Oliveira. Mr. Magno joined our board of directors in April 2003. Since 1996, he has served in a variety of positions at Previ, including among others: member of the conselho fiscal, customer service manager, officer for deliberations and executive officer for planning. From April to October 2002, Mr. Magno was the executive officer in charge of finance and management at CEDAE – Companhia Estadual de Água e Esgoto. He has also acted as a director of several companies, including Companhia de Eletricidade do Estado da Bahia – COELBA, Companhia Energética do Rio Grande do

Back to Contents

Norte – COSERN, CPFL Energia S.A., CPFL Geração de Energia S.A. and ENERCAN – Campos Novos Energia S.A.

Luiz Alexandre Bandeira de Mello. Mr. Bandeira de Mello joined our board of directors in April 2003. He has been an officer of Investvale since December 1994, and an employee of CVRD since 1972, when he first began work at CVRD’s pelletizing complex in Tubarão. Mr. Bandeira de Mello acted as the superintendent officer for a pelletizing complex from 1991 to 1997 and as executive officer of our Hispanobrás, Itabrasco, Nibrasco and Kobrasco affiliates from 1991 to 2000, and as CEO of our pelletizing affiliate Gulf Industrial Investment Co. from October 2000 through January 2003. From 1993 to 1997, Mr. Bandeira de Mello was a member of the board of trustees (conselho de curadores) of Fundação Vale do Rio Doce de Seguridade Social (Valia).

Renato da Cruz Gomes. Mr. Gomes joined our board of directors in April 2001. Mr. Gomes has been an executive officer of Bradespar S.A. since 2000. He is also a director of Bradesplan S.A. and Eletron S.A. From 1976 through 2000, Mr. Gomes held a variety of positions within BNDES and participated on the boards of directors of many companies, namely Elebra Eletrônica, Globo Cabo, Aracruz, Iochpe, Bahia Sul and Latasa. He was also a member of the consulting board of Factor Sinergia – Fundo de Investimento de Valores Mobiliários em Ações and the investments committee of Bradesco Templeton Value and Liquidity Fund. Mr. Gomes has been an executive officer of Valepar since April 25, 2001.

Mário da Silveira Teixeira Júnior. Mr. Teixeira joined our board of directors in April 2003 as vice-chairman. Mr. Teixeira has worked at Banco Bradesco S.A. since 1971, serving in a variety of positions in several companies in which Banco Bradesco holds a direct or indirect ownership interest, including Fundação Bradesco. Currently, he is a director of Banco Bradesco S.A., Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição, CPFL Geração de Energia S.A., Valepar, Companhia Paulista de Força e Luz - CPFL and CPFL Energia S.A., BES Investimento do Brasil S.A. - Banco de Investimento, Banco Espírito Santo de Investimento, S.A. He is president of VBC Participações S.A. He also served as a director of many companies, including Bradespar S.A., Companhia de Energia Semesa, COFAP – Companhia Fabricadora de Peças, and CSN. He was also a member of the consulting board and conselho fiscal of Newtechnos Catalisadores Automotivos Ltda., vice-president of ANBID - Associação Nacional dos Bancos de Investimento and director of ABRASCA – Associação das Companhias Abertas.

Rômulo de Mello Dias. Mr. Dias joined our board of directors in April 2001. Since 2000, he has been business development officer and investor relations officer of Bradespar. He is also a director of Net Serviços de Telecomunicações S.A. From 1980 to 2000, he occupied a variety of positions in several companies, among others, Banco do Brasil S.A., Previ, Citibank and Albion Alliance.

Claudio Bernardo Guimarães de Moraes. Mr. Moraes joined our board of directors in April 2003. From 1984 until the present, he has served in a variety of positions at BNDES. From April 2002 to April 2003, Mr. Moraes was a member of our conselho fiscal.

Francisco Valadares Póvoa. Mr. Póvoa joined our board of directors in May 1997. He is also a director of Valepar and CSI and a member of Valia’s board of trustees. He is also the CEO of Investvale. Until March 2001, he was also a director of CSN and was previously an alternate director of CSN. Mr. Póvoa joined us as a mining engineer in 1972 and has held a variety of positions within the CVRD Group.

Back to Contents

Directors of Vale Overseas

Vale Overseas’ directors are as follows:

	Position	Age

Gabriel Stoliar	Director	49
Tito Botelho Martins	Director	40

Mr. Stoliar also serves as Vale Overseas’ principal executive officer and Mr. Martins also serves as Vale Overseas’ principal financial and accounting officer. Mr. Stoliar’s experience is summarized below under — Executive Officers.

Tito Botelho Martins. Since August 1999, Mr. Martins has been our corporate finance officer. Currently, Mr. Martins is also a director of Vale Overseas Limited, Caemi, Samarco, GIIC, FCA and chairman of the board of trustees of VALIA. He started to work at CVRD in 1985 as a trainee and held various positions in different departments of CVRD’s financial division. In December 2002, he was also appointed as financial officer of FCA. Mr. Martins has a degree in economics from the Universidade Federal de Minas Gerais (UFMG), and obtained an MBA from IEAD/UFRJ.

The business address of the directors is Avenida Graça Aranha, 26, 17th floor, 20030-900 Rio de Janeiro, RJ, Brazil.

EXECUTIVE OFFICERS

Overview

The executive officers are our legal representatives and are responsible for day-to-day operations and the implementation of the general policies and guidelines set forth by the board of directors. Our by-laws provide for a minimum of three and a maximum of nine executive officers. The board of directors appoints executive officers for two-year terms and may remove them at any time. According to the Brazilian Corporation Law, executive officers must be Brazilian residents. The executive officers hold regularly scheduled meetings on a bi-weekly basis and hold additional meetings when called by any executive officer.

On December 27, 2002, our general shareholders’ meeting approved an amendment to our by-laws to increase the number of the executive officers. As a result, we now have one CEO (chief executive officer) and up to eight executive officers, each responsible for business areas that the board of directors assigns to them.

Executive Officers

The table below lists our current executive officers. The term of each of our executive officers expires in 2005.

	Year of
	Appointment	Position	Age

Roger Agnelli	2002	Chief Executive Officer	44
Armando de Oliveira Santos	2002	Executive Officer (Ferrous Minerals)	53
Antonio Miguel Marques	2002	Executive Officer (Holdings and Business Development)	46
Guilherme Rodolfo Laager	2002	Executive Officer (Logistics)	46
Fabio de Oliveira Barbosa	2002	Executive Officer (Finance, Accounting and Investor Relations)	42
Gabriel Stoliar	2002	Executive Officer (Planning and Control)	49
Diego Hernández	2002	Executive Officer (Non-Ferrous Minerals)	54
Carla Grasso	2002	Executive Officer (Human Resources and Corporate Services)	41

We have summarized below the experience, areas of expertise, and principal outside business interests of our current executive officers.

Roger Agnelli. Mr. Agnelli was appointed as our CEO in July 2001. He made his career with the Bradesco group from 1981 through 2001, where he served as executive officer of Banco Bradesco, from 1998 through 2000. He also served as CEO of Bradespar S.A., from March 2000 to July 2001. During that time, he served as chairman of our board of directors and also served as a director of several major Brazilian companies, such as Companhia Paulista de Força e Luz, CSN, Latas de Alumínio S.A. – LATASA, VBC Energia S.A., Brasmotor S.A., Mahle Metal Leve S.A., Rio Grande Energia S.A. and Serra da Mesa Energia S.A. He was also a director of UGB Participações S.A. and vice-president of the National Investment Banks Association (Associação Nacional dos Bancos de Investimento). Currently, Mr. Agnelli is a director of Asea Brown Boveri (ABB) and chairs the Business Cooperation Committee (CCE – Comitê de Cooperação Empresarial) at the Getúlio Vargas Foundation (FGV). He also is a member of the Economic and Social Development Council, advisory organ to the presidency of Brazil. He holds a degree in Economics from the Armando Álvares Penteado Foundation, São Paulo.

Back to Contents

Armando de Oliveira Santos. Mr. Santos was appointed as an executive officer of our ferrous minerals area in October 2001. Currently, Mr. Santos is also a director of Caemi, CPFL, Samarco and Sibra. Since 1970, Mr. Santos has held many different positions within the CVRD Group, including trainee at the railway division, assistant to the CEO and marketing manager and executive officer at Rio Doce America, Inc., or RDA, sales manager of the Far East area, coordinator for planning and sales promotion, general manager and director of Rio Doce International S.A., or RDI, general sales manager and executive officer of the iron ore division, commercial officer and executive officer of RDA and director of CSI. Mr. Santos has a degree in civil engineering from the Universidade Federal do Espírito Santo (UFES).

Antonio Miguel Marques. Mr. Marques was appointed as an executive officer of our holdings and business development area in October 2001. Currently, Mr. Marques is CEO of Aluvale and director of Caemi, CST, Fosfértil, MRN, Alunorte, Albras, Valesul and Usiminas, and CEO of Vale do Rio Doce Energia S.A. Prior to that, Mr. Marques has held various positions at Caraíba Metais S.A. Indústria e Comércio, DuPont do Brasil S.A., Billiton Metais S.A., Paranapanema Group and Votarantim Group. Mr. Marques has a degree in engineering from the Universidade Federal de Ouro Preto. He received his postgraduate degree in Mineral Treatment at the Universidade Federal de Minas Gerais (UFMG) and obtained an MBA from COPPEAD, at the Universidade Federal do Rio de Janeiro (UFRJ).

Guilherme Rodolfo Laager. Mr. Laager was appointed as an executive officer of our logistics area in September 2001. Mr. Laager served as logistics, supplying and technological information director for AMBEV, Companhia de Bebidas das Américas from 1989 until August 2000. From 1982 until 1988, Mr. Laager worked for Andersen Consulting and, from 1979 until 1981, for IESA, International de Engenharia S.A. Mr. Laager has a degree in civil engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and obtained an MBA in business administration from COPPEAD, also at UFRJ.

Fabio de Oliveira Barbosa. Mr. Barbosa was appointed as our chief financial officer in May 2002. He is also an officer of Docepar S.A. Prior to that, Mr. Barbosa served as a member of our board of directors from April 2000 to March 2002. Previously, he served as chairman of the board of directors of BANESPA – Banco do Estado de São Paulo S.A., and also served as a board member of the following companies: Banco do Brasil S.A., Caixa Econômica Federal, CST and TELESP—Telecomunicações de São Paulo. Prior to joining us, Mr. Barbosa has served as secretary of the National Treasury Secretariat at the Ministry of Finance since July 1999, after serving as assistant secretary in the previous four years. From 1992 to 1995, he served as adviser to the Executive Board of the World Bank, in Washington D.C. From 1990 to 1992, he was Deputy and Head of the Fiscal Policy Unit at the Ministry of Economy and Finance. From 1988 to 1990, he was economic advisor and head of the Economic Analysis Unit, both at the Ministry of Planning. Prior to that time, Mr. Barbosa held a variety of positions at the Ministry of Industry and Commerce, the Paraná State Development Institute, the Ministry of Labor and the Institute for Applied Economic Research.

Gabriel Stoliar. Since October 2001, Mr. Stoliar has served as the chief planning and control officer of CVRD. In September 1997, he was originally appointed as an executive officer of the Corporate Center and Investor Relations area. In 1994, he was appointed director of BNDESPAR. In 1991, Mr. Stoliar assumed the position of superintendent of the operational division responsible for the areas of mining, metallurgy, chemicals, petrochemicals, pulp and paper of BNDESPAR. He was appointed by BNDESPAR in 1988 as manager of operations in the area of capital, electronic and consumer goods. In 1982, he was promoted to manager of BNDES for the project area of FINSOCIAL. In 1978, he was hired by BNDES as an analyst in the area of pulp, paper and petrochemicals. Mr. Stoliar began his career as a business organization consultant at the Institute of Economic and Management Development of the Federation of Industries of Rio de Janeiro. Mr. Stoliar obtained an engineering degree from Universidade Federal do Rio de Janeiro (UFRJ), a post graduate degree in production engineering and an MBA from PDG/EXE-SDE in Rio de Janeiro.

Back to Contents

Diego Hernández. Mr. Hernández has been appointed executive officer of the non-ferrous minerals area in 2002. A Chilean mining engineer, Mr. Hernández obtained his degree from École des Mines de Paris — France in 1973. In December 2001, he joined CVRD to look after the non-ferrous minerals area. From 1996 to 2001, Mr. Hernández was executive president and CEO of Cia. Minera Doña Ines de Collahuasi, the US$ 1.8 billion Copper Megaproject in northern Chile. From 1988 to 1996, he worked for Anglo American Group in Chile as CEO at Mantos Blancos Copper Company, Development Manager — Manto Verde and Santa Barbara Copper Projects — and CEO of Cia. Minera Tres Cruces. From 1985 to 1988, Mr. Hernández worked for Rio Tinto in Brazil at Morro do Ouro Gold Project. Prior to that, he held various positions at mining operations and engineering companies in Chile and Brazil. Through 2000 to 2001, Mr. Hernández was President of Consejo Minero (Chilean Chambers of Mines).

Carla Grasso. Ms. Grasso was appointed as an executive officer of the human resources and corporate services area in October 2001. Prior to joining us, Ms. Grasso served as the economic assistant to the President of Brazil. She has also been deputy coordinator of fiscal policy at the Ministry of the Economy and has held a variety of positions at the Ministry of Social Security. In 1997, she was appointed as an executive officer of Fundação Vale de Rio Doce de Habitação e Desenvolvimento Social. Ms. Grasso has both a degree in Economics and a master in Economics from Universidade de Brasilia (UNB).

FISCAL COUNCIL

Under the Brazilian Corporation Law, we may appoint a conselho fiscal, a fiscal council, as a corporate body independent of our management and external auditors. The primary responsibility of the fiscal council is to review management’s activities and the financial statements, and report its findings to the shareholders. We have established a permanent fiscal council, which may have from three to five members. On April 16, 2003, the shareholders appointed the current members and their respective alternates. Holders of preferred class A shares, including the golden share, may elect one member of the fiscal council and the respective alternate. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the fiscal council and the respective alternate. The terms of the members of the fiscal council expire at the next ordinary annual shareholders’ meeting following their election.

The table below lists the current members of the fiscal council.

First Year of Appointment

Joaquim Vieira Ferreira Levy(1)	2003
Wilson Risolia Rodrigues(2)	2003
Luiz Octavio Nunes West(3)	1998
Vicente Barcelos(3)	2001
Pedro Carlos de Mello(3)	2002

(1)	Appointed by the preferred shareholders.
(2)	Informally nominated by the non-controlling shareholders.
(3)	Appointed by Valepar.

The table below lists the alternate members of the fiscal council.

First Year of Appointment

Tarcísio José Massote de Godoy(1)	2003
Marcelo Bragagnolo Bonini(2)	2003
Ricardo Wiering de Barros(3)	2003
Helder Zenóbio(3)	2003
Aldo Bastos Alfano(3)	2003

(1)	Appointed by the preferred shareholders.
(2)	Informally nominated by the non-controlling shareholders.
(3)	Appointed by Valepar.

Back to Contents

ADVISORY COMMITTEES

Our bylaws establish five technical and advisory committees to the board of directors, as follows: Executive Development, Strategic, Finance, Audit and Governance and Ethics. Some committee members are not members of the board of directors.

•	The Executive Development Committee is responsible for reporting on general human resources policies; recommending compensation levels for our executive officers; and establishing guidelines for evaluating the performance of our executive officers. The members of the executive development committee are: Francisco Valadares Póvoa, João Moisés de Oliveira, Arlindo Magno de Oliveira and Olga Loffredi.

•	The Strategic Committee is responsible for reviewing and making recommendations to the board of directors concerning the strategic guidelines and strategic plan submitted annually to the board by our executive officers; the company’s annual and multi-annual investment budgets; investment and/or divestiture opportunities submitted by executive officers, and mergers and acquisitions. The members of the strategic committee are: Roger Agnelli, Gabriel Stoliar, Samir Zraick, José Roberto Mendonça de Barros and Cláudio Roberto Frischtak.

•	The Finance Committee is responsible for reviewing and making recommendations to the board of directors concerning: the financial policies and the internal financial control systems of the company, compatibility between the level of distributions to shareholders and the parameters established in the annual budget; and consistency with the general policy on dividends and the capital structure of the company. The members of the finance committee are: Roger Agnelli, Fabio de Oliveira Barbosa, Rômulo de Mello Dias and Luiz Carlos Siqueira Aguiar.

•	The Audit Committee is responsible for recommending the appointment of the independent auditors and the employee responsible for internal auditing of the company to the board of directors; reporting on the policies and the company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution; tracking the results of the company’s internal auditing, and identifying, prioritizing, and submitting actions to be accompanied by the executive officers; and analyzing the annual report, as well as the financial statements of the company and making recommendations to the board of directors. The members of the audit committee are: Marcos Fábio Coutinho, Antonio José Figueiredo Ferreira and Ricardo Wiering de Barros.

•	The Governance and Ethics Committee is responsible for evaluating our corporate governance practices and the workings of the board of directors, and recommending improvements to the code of ethics and our system of management in order to avoid conflicts of interests between the company and its shareholders or administrators; issuing reports on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the executive officers; and issuing reports on potential conflicts of interest between the company and its shareholders or administrators. The members of the governance and ethics committee are: Renato da Cruz Gomes, Ricardo Carvalho Giambroni and Ricardo Simonsen.

COMPENSATION OF DIRECTORS, EXECUTIVE OFFICERS
AND FISCAL COUNCIL MEMBERS

General

Under our by-laws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our board of directors and our executive officers. Our shareholders determine this annual aggregate compensation at the general shareholders’ meeting each year. In order to establish aggregate director and officer compensation, we believe that our shareholders usually take into account various factors which range from age, experience and skills of our directors and officers to the recent performance of our operations. Once aggregate compensation is established, the members of our board of directors are then responsible for distributing such

Back to Contents

aggregate compensation individually in compliance with our by-laws. The executive development committee of our board of directors makes recommendations to the board concerning the annual aggregate compensation.

For the year ended December 31, 2002, we paid approximately R$8.2 million in aggregate (including benefits in kind granted) to the members of our board of directors and to the executive officers for services in all capacities. For the year ended December 31, 2002, none of our board members and executive officers had any financial or other interests in transactions involving us which was not in the ordinary course of business.

The total number of common shares owned by our directors and executive officers as of May 30, 2003, was 10,547. The total number of preferred shares owned by our directors and executive officers as of May 30, 2003, was 402. None of our directors or executive officers beneficially owns one percent or more of any class of our shares.

Incentive Plans

In addition to fixed compensation, our executive officers are also eligible for bonuses and long-term incentive payments of preferred stock. Each executive officer may receive a bonus based on his or her individual performance and our performance during the fiscal year. The board of directors determines and the shareholders’ meeting approves the total annual amount of compensation. Long-term incentive payments of preferred stock are then based on a portion of the bonus received. The long-term incentive vests over a three-year period and is paid only after the end of three years of service. After the stock is paid in respect of a long term incentive payment, it remains subject to a further holding period during which it may not be sold, but the executive officer will be entitled to dividends paid during the holding period.

Fiscal Council

During 2002, the monthly amount we paid to the members of the fiscal council was the higher of (1) R$4,200 or (2) the equivalent of 10% of the amount paid on average to an executive officer, excluding benefits. We paid an aggregate of US$ 57,000 to members of the fiscal council in 2002. In addition, the members of the fiscal council are reimbursed for travel expenses related to the performance of their functions.

EMPLOYEES

General

The table below sets forth the number of our employees by category as of the dates indicated.

	At December 31,

	2000	2001	2002

Ferrous Minerals	4,948	6,584	6,746
Logistics	4,525	4,725	4,275
Non-Ferrous Minerals	1,066	1,159	920
Aluminum, Steel and Fertilizers and Business
Development	—	—	83
Administrative	903	1,152	1,949

Total	11,442	13,620	13,973

Wages and Benefits

We establish our annual wage and benefits programs in July of each year following negotiations with our unions. In July 2002, our final proposals to our unions included a 7% salary increase, additions to the list of available medications, provisions for college materials for employees and annual bonus amounts. The provisions of our collective bargaining agreements with our unions also apply to our non-union employees. We have not suffered any material economic loss as a result of labor strikes or stoppages.

Back to Contents

Since 1973, we have sponsored a defined benefit pension plan, known as the old plan, covering substantially all employees, with benefits based on years of service, salary and social security benefits. This plan was funded by monthly contributions we and our employees made, calculated based on periodic actuarial appraisals and administered by Valia. Sponsored by CVRD, Valia is a closed, nonprofit, complementary social security plan with financial and administrative autonomy. With 27 sponsoring companies and over 45 thousand participants (active, retired and pensioners), its overall profitability reached 23.62% in 2002, with a surplus of US$ 29 million, making for an accrued surplus of US$ 83 million.

In May 2000, we implemented a new pension plan, which is primarily a defined contribution plan with a defined benefit feature relative to service prior to May 2000, known as the new plan, and offered our active employees the opportunity to transfer to the new plan. Over 98% of our active employees opted to transfer to the new plan. The old plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

All employees and their dependants are entitled to supplementary medical assistance, which offers coverage for outpatient and in-hospital treatment, dental care and prescription drug costs. Beneficiaries have free choice of care providers, with part of expenses being reimbursed. Other important fringe benefits offered to employees are an annual amount for school materials, group life insurance, funeral assistance and reimbursement of nursery school costs for employees’ children up to the age of three years.

Equity Ownership

Our employees have an equity stake in our business through Investvale, an association of our current and retired employees. During 2002, Investvale contributed all of its shares to in us in exchange for an interest in Valepar S.A., our principal shareholder. At December 31, 2002, Investvale owned 11,120,369 common shares, representing approximately 8.5% of the total capital of Valepar.

Our by-laws authorize us to establish stock option plans, but to date we have not done so.

Back to Contents

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Overview

The table below sets forth certain information regarding beneficial ownership of our common and preferred shares as of May 30, 2003, by each person we know to be the beneficial owner of more than 5% of any class of our outstanding capital stock, and by all directors and executive officers as a group.

	Shares Owned	Percent of Class

Common Shares
Valepar S.A(1)	130,715,711	52.3%
Litel Participações S.A.(2)	130,715,711	52.3%
Previ(3)	130,715,711	52.3%
Bradespar S.A.(4)	130,715,711	52.3%
BNDESPAR(5)	17,667,640	7.1%
Directors and executive officers as a group	10,547	*

Preferred Shares(6)
Directors and executive officers as a group	402	*

Golden Share
Brazilian government	1	100.0%

(1)	See the table below for more information on Valepar’s shareholders.
(2)	Represents shares owned by Valepar, which may be viewed as beneficially owned by Litel Participações S.A. under the rules of the Securities and Exchange Commission. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership.
(3)	Represents shares owned by Valepar, which may be viewed as beneficially owned by Previ through its equity interest in Litel Participações S.A and Litela Participações S.A.
(4)	Represents shares owned by Valepar, which may be viewed as beneficially owned by Bradespar S.A., directly and through its equity interests in Eletron S.A., Bradesplan Participações S.A. and Millenium Security Holdings Corp. Bradespar S.A. is controlled by a control group consisting of Cidade de Deus—Cia Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Nova Cidade de Deus Participações S.A.
(5)	Excludes common shares owned directly by Valepar, in which BNDESPAR has an ownership interest.
(6)	The Brazilian government (National Treasury) owns 5,075,341 preferred shares representing 3.7% of the outstanding preferred shares, and BNDESPAR owns 1,401,978 preferred shares representing 1% of the outstanding preferred shares.
(*)	Represents less than 1% of the outstanding shares of the class.

The tables below set forth information as of May 31, 2003 regarding Valepar S.A. share ownership and as of May 23, 2003 regarding Litel Participações S.A. share ownership.

	Shares Owned	Percent of Total Shares Owned

Valepar S.A.
Litel Participações S.A(1)	69,258,590	52.98%
Litela Participações S.A.(2)	6,643,814	5.08
Eletron S.A.(3)	21,875,000	16.74
Bradespar S.A.(3)	721,275	0.55
Bradesplan Participações S.A.(3)	14,298,346	10.94
Millennium Security Holdings Corp.(3)	5,543,686	4.24
BNDESPAR	1,254,631	0.96
Investvale(4)	11,120,369	8.51

Total	130,715,711	100.00%

(1)	Litel owns 16,594,824 preferred Class B shares of Valepar, which represents 71.41% of this class of shares.
(2)	Litela owns 6,643,814 preferred Class B shares of Valepar, which represents 28.59% of this class of shares.
(3)	Eletron, Bradesplan and Millennium are affiliated companies of Bradespar S.A.
(4)	Investvale is an investment club owned by our employees.

Back to Contents

Litel Participações S.A.
BB Carteira Ativa 0(1)	202,753,508	73.59%
BB Carteira Ativa II(1)	53,388,022	19.38
BB Renda Fixa IV(1)	19,371,990	7.03
Others	822	—
Directors and Executive Officers as a group	7	—

Total	275,514,349	100.00%

(1)	Each of BB Carteira Ativa 0, BB Carteira Ativa II and BB Renda Fixa IV is a Brazilian investment fund. BB Carteira Ativa 0 is 100% owned by Previ. BB Carteira Ativa II is 59.36% owned by Funcef, 35.8% owned by Petros and 4.84% owned by Fundação Cesp. BB Renda Fixa IV is 100% owned by Previ. Each of Previ, Petros, Funcef and Fundação Cesp is a Brazilian pension fund.

In March 2003, Bradespar announced an agreement with Mitsui under which Mitsui will acquire 15% of the outstanding common shares of Valepar. Under the agreement, Bradespar will sell all of the shares representing this 15% stake unless Litel and Litela exercise an option to take part in the transaction by selling shares equal to 5% of Valepar’s common shares. In the event Litel and Litela exercise this right, Bradespar will sell shares amounting to 10% of Valepar’s common shares. This agreement is subject to certain conditions.

Our Privatization

General

In 1997 we were privatized by the Brazilian government, which transferred voting control to Valepar. As part of the privatization process, the National Treasury and BNDES, the government-owned development bank, together retained 32% of our common shares and 4% of our preferred shares. On March 20, 2002, as the final step of the privatization process, the Brazilian government and BNDES each sold 39,393,919 shares, in the form of common shares or American depositary shares, which together represented 32.1% of our outstanding common shares. Following this offering, BNDESPAR, a wholly-owned subsidiary of BNDES, retained common shares representing approximately 4.8% of our outstanding common shares. The Brazilian government now owns outstanding preferred shares, and a golden share in us, which gives it veto powers over certain actions that we could propose to take, and BNDES owns 5,727 of our common shares. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of the golden share, see Item 10. Additional Information — Common and Preferred Shares — General.

Shareholder Debentures

At the time of the first stage of our privatization in 1997, we issued debentures to our shareholders. The terms of the debentures, which are described below, were established to ensure that our pre-privatization shareholders, including the Brazilian government, would participate alongside us in potential future financial benefits that we derive from exploiting certain mineral resources that were not taken into account in determining the minimum purchase price of our shares in the privatization.

A total of 388,559,056 debentures were issued at a par value of R$ 0.01 (one cent of real), whose value is to be restated in accordance with the variation in the IGP-M as set forth in the Issue Deed. At the time of the privatization, the debentures were distributed, on a one-for-one basis, as a payment for the redemption of the preferred class “B” shares, which had previously been issued as a bonus to the holders of our common shares and preferred Class A shares through a capital increase. The debentures are not redeemable or convertible. Since October 28, 2002, the debentures have been authorized for trading in the secondary market of the SND - Sistema Nacional de Debêntures (the National Debenture System).

Under Central Bank of Brazil regulations, pre-privatization foreign shareholders that held their shares through our ADR program, and institutional investors that held their shares through Annex V of Central Bank of Brazil Rule 1.289/87 (“Annex V”), were not allowed to hold or receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank of Brazil to (i) allow the depositary to hold the debentures on behalf of the ADR holders and the institutional investors, and transfer any financial benefits relating to the debentures as soon as they begin to trade; and (ii) contribute these debentures to a Brazilian investment fund to be created by the depositary, which stocks would be distributed to the ADR holders. The Central Bank of Brazil rejected our request. Following the CVM’s October 2002 decision allowing public trading of the debentures, we renewed our request, but we cannot assure you that the Central Bank of Brazil will approve it. Unless the Central

Back to Contents

Bank of Brazil approves our request, the debentures will not have any value for any foreign shareholder or Annex V institutional investors.

Under the debentures, holders have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax, transport fee and insurance expenses related to the trading of the products) from certain identified mineral resources that we owned at the time of the privatization, to the extent that we exceed defined thresholds of sales volume relating to certain mineral resources, and from the sale of mineral rights that we owned at that time. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted. See note 15(f) to our consolidated financial statements for a description of the terms of the debentures.

In June 2002, gold sales from our Fazenda Brasileiro mine reached the 26 ton threshold set forth for gold under the Deed for the shareholders debentures. However, because the amount of the associated premium was determined to be only approximately R$2 million, or less than R$ 0.01 per debenture, we have not yet made any payments under the debentures.

Principal Shareholder

Our principal shareholder is Valepar. The shareholders of Valepar have entered into a shareholders’ agreement, ending in 2017. This agreement:

•	grants rights of first refusal on any transfer of Valepar shares and preemptive rights on any new issue of Valepar shares;

•	prohibits the direct acquisition of CVRD shares by Valepar’s shareholders unless authorized by the other shareholders;

•	prohibits encumbrances on Valepar shares (other than in connection with financing our acquisition);

•	requires each party generally to retain control of its special purpose company holding its interest in shares of Valepar, unless the rights of first refusal mentioned above are observed;

•	allocates Valepar’s and our board seats; and

•	establishes super-majority voting requirements for certain significant actions relating to Valepar or to us.

Golden Share

The Brazilian government holds one golden share, which gives the Brazilian government veto rights over certain changes, including:

•	our name,

•	the headquarters of our head office,

•	our corporate purpose as regards the working of mineral deposits, and

•	our continued operation of integrated iron ore mining systems.

For a more detailed description of the golden share, see Item 10. Additional Information—Common Shares and Preferred Shares. Since our privatization, the Brazilian government has not exercised its veto rights.

Back to Contents

American Depositary Shares

As of April 30, 2003, American depositary shares represented 23.5% of our common shares and 49.2% of our preferred shares.

RELATED PARTY TRANSACTIONS

At December 31, 2002, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$ 516 million of which US$ 405 million is denominated in U.S. dollars and the remaining US$ 111 million in Brazilian currency. See note 15(a) to our consolidated financial statements.

We have commercial relationships in the ordinary course of our business with a number of companies that are affiliated with Previ and Bradespar S.A., which may be deemed to beneficially own the shares owned by Valepar, our principal shareholder. The most significant of these is our relatinship with CST, in which both we and Previ hold an interest. In 2002, CST accounted for approximately 3.8% of our total sales, 4% of our iron ore and pellet sales, 4% of our manganese and ferro alloys sales and 8.7% of our logistics sales. All of our sales to CST are made on arms’ length terms.

For information regarding investments in affiliated companies and joint ventures and for information regarding transactions with major related parties, see notes 10 and 17 to our consolidated financial statements.

Item 8.   Financial Information

LEGAL PROCEEDINGS

We and our subsidiaries are defendants in numerous legal actions in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We have set aside or deposited in court amounts to cover estimated contingency losses due to adverse legal judgments. Based on the advice of legal counsel, we believe that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

We are currently involved in 23 proceedings before the Conselho Administrativo de Defesa Econômica, or CADE, which is the primary Brazilian antitrust regulator. Most of these proceedings involve post-transaction review of acquisition or joint venture transactions, which is required for nearly all of our acquisitions and joint ventures. The remaining are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our logistics and aluminum-related businesses. We intend to defend these claims vigorously. If CADE were to determine that undue concentration exists in any of our industries, it could impose measures to safeguard competition, which could include requirements that we divest operations or respect price restrictions. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and / or to pay fines. The Caemi transaction is also being reviewed by the European Commission.

Numerous lawsuits challenging the legality of our privatization are pending, including a number of class action lawsuits. Recently, the lower courts issued favorable decisions in these lawsuits. We do not believe that, individually or in the aggregate, these actions will adversely affect the course of the privatization process or otherwise have a material adverse effect on us.

We are a defendant in a public civil action seeking to annul the concession agreement through which we and certain other defendants operate the Praia Mole port terminal. The case, which was first filed in 1998, is still in its initial stages and we believe that the claim is without merit.

We are currently a defendant in two separate actions brought by the municipality of Itabira, in the state of Minas Gerais. It alleges that our Itabira iron ore mining operations have caused environmental and social damages. In one of the actions, filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social damages and claims damages with respect to the degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to approximately US$ 633 million. We believe that this amount is significantly higher than the amount we would actually be responsible for in the event that we were found liable. We have requested the annulment of this action as it represents no actual controversy. In fact, on June 5, 2000, the local environmental authorities granted an

Back to Contents

operating license to our Itabira iron ore mining operations. This license sets forth conditions regarding the environmental restoration of the degraded site and the performance of compensatory environmental programs. We intend to continue to comply with these conditions. In the other action, the municipality of Itabira is claiming the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately US$ 633 million. We believe that this action is without merit. We are vigorously defending both pending actions.

We are obligated to indemnify the seller from which we purchased our interest in Caemi against certain liabilities in connection with the transaction. In a pending arbitration, other former shareholders of Caemi who also sold their shares in the transaction have alleged that the seller should have closed the transaction earlier, and that certain actions by the seller resulted in a lower sale price for their shares. The former shareholders have requested damages of US$ 74 million plus interest (both compensatory and late-payment interest) plus an unspecified amount of “moral damages.” Hearings in the arbitration were held in May 2003, and the parties expect that post-hearings briefing will be completed by August 2003. We are unable to predict the outcome of the arbitration or the timing of its resolution.

DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY

Under the Brazilian Corporation Law, shareholders are generally entitled to receive an annual mandatory dividend set forth in the company’s by-laws, which may not be lower than 25% of adjusted net income for the relevant year, calculated in accordance with the Brazilian Corporation Law. For a discussion on dividend distribution provisions in our by-laws, see Item 10. Additional Information.

Since our privatization in 1997, and following a recommendation from Valepar, our principal shareholder, we have distributed a dividend equal to at least 50% of the amount of net income for distribution with respect to each fiscal year.

We may make distributions either in the form of dividends or in the form of interest on shareholders’ equity. Dividends with respect to the American depositary shares, and to non-resident holders of common shares, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995. These dividends will be subject to Brazilian withholding tax at varying rates. Distributions of interest on shareholders’ equity to shareholders, including holders of American depositary receipts, are currently subject to Brazilian withholding tax of 15%.

We are required to hold an annual shareholders’ meeting by April 30 of each year at which an annual dividend may be declared. Additionally, our board of directors may declare interim dividends. Under the Brazilian Corporation Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or payments of interest on shareholders’ equity) in respect of its shares, after which we will have no liability for such payments. Since 1997, all cash distributions we have made have been in the form of interest on shareholders’ equity. See Item 10. Additional Information—Common Shares and Preferred Shares—Payments on Shareholders' Equity.

In November 2002, our board of directors approved a new dividend policy. Under the policy, the board will determine by January 31 of each year a minimum value per share, expressed in U.S. dollars, that will be distributed in that year to our shareholders. The dividend will be paid in reais, equivalent to the value announced in U.S. dollars, in two semi-annual installments, in the form of dividends and/or interest on shareholders equity. This minimum value will be established as a function of our expected performance in the year of distribution. The two semi-annual installments will be paid in the months of April and October. The Executive Board can also propose to the board of directors, depending on our actual performance, a further payment to shareholders of an additional amount per share over and above the minimum payout value initially established. The payment of any additional dividend will occur on the same dates fixed for the payment of the minimum dividend. For 2003, the board of directors has approved a minimum dividend of US$ 1.04 per share.

We make cash distributions on the common shares and preferred class A shares underlying the American depositary shares in Brazilian currency to the custodian on behalf of the depositary. The custodian then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of American depositary receipts. For more information on Brazilian tax policies regarding dividend distributions, see Item 10. Additional Information—Taxation—Brazilian Tax Considerations.

Back to Contents

The table below sets forth the cash distributions we paid to holders of common shares and preferred shares for the periods indicated. We have calculated U.S. dollar conversions using the commercial market rate in effect on the date of payment. We stated amounts gross of any applicable withholding tax.

Year	Payment Date	Reais per Share at Payment Date	U.S. Dollars per Share at Payment Date

1998	May 8	1.08	0.88
	August 31	0.75	0.64
1999	January 15	0.65	0.44
	March 31	0.50	0.29
	August 20	1.11	0.57
2000	March 1	1.17	0.66
2001	February 20	3.33	1.66
2001	December 10	2.305	0.98
2002	April 30	2.305	0.98
2002	December 10	2.68	0.71
2003	April 30	1.62	0.52

Item 9. The Offer and Listing

PRICE HISTORY OF STOCK

The table below sets forth trading information for our preferred and common American depositary shares, as reported by the New York Stock Exchange (and for periods prior to June 2000, reported by the National Quotations Bureau, Inc.), and our preferred shares and our common shares, as reported by the BOVESPA, for the periods indicated.

	Reais per Common Share		Reais per Preferred Class A Share		U.S. Dollars per Preferred American Depositary Share		U.S. Dollars per Common American Depositary Share

	High	Low	High	Low	High	Low	High	Low

1998	27.00	10.00	29.10	13.00	25.13	11.38	—	—
1999	42.00	9.80	50.00	13.80	26.50	10.87	—	—
2000	52.40	33.00	59.00	38.82	33.13	19.75	—	—
2001	55.00	42.70	58.70	44.00	26.98	18.65	—	—
2002	109.00	50.00	102.20	50.90	29.51	20.51	30.00	21.75
1Q01	51.00	42.70	53.60	44.00	26.98	23.05	—	—
2Q01	54.00	46.50	58.60	49.05	25.70	22.05	—	—
3Q01	55.00	46.40	55.00	45.50	23.15	18.65	—	—
4Q02	54.00	47.00	58.70	49.60	23.61	19.00	—	—
1Q02	65.70	50.00	64.20	50.90	27.49	21.52	27.39	26.15
2Q02	78.10	61.50	75.90	59.80	29.51	23.50	30.00	25.68
3Q02	89.50	71.50	84.20	65.50	25.35	20.51	27.55	22.75
4Q02	109.00	84.30	102.20	79.98	27.79	21.04	28.91	21.75
1Q03	105.01	91.00	100.00	87.50	27.87	24.30	29.50	25.71
December 2002	109.00	99.50	102.20	94.00	27.79	25.65	28.91	27.25
January 2003	102.00	92.20	97.00	87.71	27.87	24.30	29.15	25.71
February 2003	105.01	97.36	100.00	93.06	27.85	26.05	29.18	27.00
March 2003	104.00	91.00	98.29	87.50	27.80	25.65	29.50	26.95
April 2003	91.99	80.90	88.01	77.45	27.31	25.66	28.50	26.85
May 2003	89.29	81.80	84.49	77.96	28.28	26.29	30.10	27.83
June 2003(1)	88.89	83.50	82.40	79.20	28.70	27.30	30.80	29.30

(1)       through June 25, 2003

TRADING MARKETS

Our publicly traded share capital consists of common shares and preferred shares, each without par value. Our common shares and our preferred shares are publicly traded in Brazil on BOVESPA, under the ticker symbols VALE3, and VALE5, respectively. Our common shares and preferred shares also trade on the LATIBEX, under the ticker symbols XVALO and XVALP, respectively. The LATIBEX is an electronic market created in 1999 by the Madrid stock exchange in order to enable trading of Latin American equity securities in euro denomination.

Back to Contents

Our common American depositary shares, each representing one common share, have traded on the New York Stock Exchange since March 2002, under the ticker symbol RIO. Our preferred American depositary shares, each representing one preferred share, have traded on the New York Stock Exchange since June 2000, under the ticker symbol RIOPR. Prior to June 20, 2000, the preferred and common American depositary shares traded in the over-the-counter market. JPMorgan Chase Bank serves as the depositary for both the common and the preferred American depositary shares. At April 30, 2003, there were 126,947,030 American depositary shares outstanding, representing 49.2% of our preferred shares, 23.5% of our common shares or 32.7% of our total share capital.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Company Objects and Purposes

Our corporate purpose is defined by our by-laws to include:

•	the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

•	the building and operation of railways and the exploitation of own or third party rail traffic;

•	the building and operation of own or third party maritime terminals, and the exploitation of nautical activities for the provision of support within the harbor;

•	the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

•	the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

•	the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; and

•	constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.

Directors’ Powers

Under the Brazilian Corporation Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Under our by-laws, shareholders set the aggregate compensation payable to directors and executive officers. The board of directors allocates the compensation among its members and the executive officers. See Item 6. Directors, Management and Employees—Compensation. Our by-laws do not establish any mandatory retirement age limits.

COMMON SHARES AND PREFERRED SHARES

Set forth below is certain information concerning our authorized and issued share capital and a brief summary of certain significant provisions of our by-laws and the Brazilian Corporation Law. This description does not

Back to Contents

purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the SEC) and to the Brazilian Corporation Law.

General

Our by-laws authorize the issuance of up to 300 million common shares and up to 600 million preferred class A shares, in each case based solely on the approval of the board of directors without any additional shareholder approval.

Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions.

Holders of preferred class A shares and the golden share are generally entitled to the same voting rights as holders of common shares, except with respect to the election of members of the board of directors, and are entitled to a minimum annual non-cumulative preferential dividend of (i) at least 3% of the book value per share, calculated in accordance with the financial statements which serve as reference for the payment of dividends, or (ii) 6% of their pro rata share of our paid-in capital, whichever is higher. Non-controlling shareholders holding common shares representing at least 15% of our voting capital and preferred shares representing at least 10% of our total share capital have the right to appoint each one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Holders of preferred class A shares and the golden share may elect one member of the permanent fiscal council and the respective alternate. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the fiscal council and an alternate.

The Brazilian government holds one golden share in us. The golden share is a preferred share that entitles its holder to the same rights (including with respect to voting and dividend preference) as holders of preferred class A shares. In addition, the holder of the golden share is entitled to veto any proposed action relating to the following matters:

(1)	a change in our name;

(2)	a change in the location of our head office;

(3)	a change in our corporate purpose as regards the working of mineral deposits;

(4)	any liquidation of our company;

(5)	any disposal or winding up of activities of any one or more of the following stages of our iron ore mining integrated systems:

(a) mineral deposits, ore deposits, mines;
(b) railways; or
(c) ports and or maritime terminals;

(6)	any change in the by-laws relating to the rights accorded to the classes of capital stock issued by us; and

(7)	any change in the by-laws relating to the rights accorded the golden share.

Calculation of Distributable Amount

At each annual shareholders’ meeting, the board of directors is required to recommend, based on the executive officers’ proposal, how to allocate our earnings for the preceding fiscal year. For purposes of the Brazilian Corporation Law, a company’s net income after income taxes and social contribution taxes for such fiscal year, net

Back to Contents

of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “net profits” for such fiscal year. In accordance with the Brazilian Corporation Law, an amount equal to our “net profits,” as further reduced by amounts allocated to the legal reserve, to the contingency reserve or to the unrealized income reserve established by us in compliance with applicable law (discussed below) and increased by reversals of reserves constituted in prior years, will be available for distribution to shareholders in any particular year. Such amount, the adjusted net profits, is herein referred to as the distributable amount. We may also establish discretionary reserves, reserves for investment projects and fiscal investment reserves, as discussed below.

Legal Reserve. Under the Brazilian Corporation Law, we are required to maintain a legal reserve to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the legal reserve.

Discretionary Reserves. Under the Brazilian Corporation Law, a company may also provide for discretionary allocations of “net profits” to the extent set forth in its by-laws. Our by-laws provide for one discretionary depletion reserve which may be taken into account in allocating net profits for any fiscal year. We currently maintain a tax incentive depletion reserve established in respect of certain mining operations. Appropriations to the tax incentive depletion reserve are deductible for tax purposes. The discretionary depletion reserve has not been used since 1996, when the related tax incentive expired. For more details, see note 13 to our consolidated financial statements. There are no limits on the size or amount of proceeds that may be retained in the discretionary depletion reserve. However, the sum of the legal reserve, the depletion reserve and the reserve for investment projects may not exceed the amount of our paid-in capital.

Contingency Reserve. Under the Brazilian Corporation Law, a portion of our “net profits” may also be discretionally allocated to a “contingency reserve” for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or charged off in the event that the anticipated loss occurs. We have never allocated an amount to the contingency reserve.

Reserve for Investment Projects. Under the Brazilian Corporation Law, we may allocate a portion of our “net profits” for discretionary appropriations for plant expansion and other capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by shareholders. Under Law 10,313, capital budgets with a duration longer than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.

Unrealized Income Reserve. As of March 1, 2002, under Law 10,313, which amended the Brazilian Corporation Law, the amount by which the mandatory dividend exceeds the “realized” portion of net profits for any particular year may be allocated to the unrealized income reserve. The “realized” portion of net profits is the amount by which “net profits” exceed the sum of (i) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (ii) the profits, gains or return obtained on transactions completed after the end of the following fiscal year.

Tax Incentive Investment Reserve. Under the Brazilian tax laws, a portion of “net profits” may also be allocated to a general “tax incentive investment reserve” in amounts corresponding to reductions in our income tax generated by credits for particular government-approved investments.

The Brazilian Corporation Law provides that all discretionary allocations of “net profits,” including discretionary reserves, the contingency reserve, the unrealized income reserve and the reserve for investment projects, are subject to approval by the shareholders voting at the annual meeting and can be transferred to capital or used for the payment of dividends in subsequent years. The fiscal incentive investment reserve and legal reserve are also subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but are not available for the payment of dividends in subsequent years.

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with the Brazilian Corporation Law. Our consolidated financial

Back to Contents

statements have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in these financial statements, investors will not be able to calculate such allocations or required dividend amounts from our consolidated financial statements.

Mandatory Dividend

Our by-laws prescribe that we must distribute to our shareholders in the form of dividends or interest on shareholders’ equity an annual amount equal to not less than 25% of the distributable amount, referred to as the mandatory dividend, unless the board of directors advises our shareholders at our general shareholders’ meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of our financial condition. The fiscal council must review any such determination and report it to the shareholders. In addition to the mandatory dividend, our board of directors may recommend to the shareholders payment of dividends from other funds legally available therefore. Any payment of interim dividends will be netted against the amount of the mandatory dividend for that fiscal year. The shareholders must also approve the recommendation of the board of directors with respect to any required distribution. The amount of the mandatory dividend is subject to the size of the legal reserve, the contingency reserve, and the unrealized income reserve. The amount of the mandatory dividend is not subject to the size of the discretionary depletion reserve. See —Calculation of Distributable Amount. To date, our board of directors has never determined that payment of the mandatory dividend was inadvisable.

Since our privatization in 1997, and following a recommendation from Valepar, our principal shareholder, we have distributed a dividend equal to at least 50% of the amount of net income for distribution with respect to each fiscal year.

In November 2002, our board of directors approved a new dividend policy. See Item 8. Financial Information – Dividends and Interest on Shareholders’ Equity.

Dividend Preference of Preferred Shares

Pursuant to our by-laws, holders of preferred class A shares and the golden share are entitled to a minimum annual non-cumulative preferential dividend equal to (i) at least 3% of the book value per share, calculated in accordance with the financial statements which serve as reference for the payment of dividends, or (ii) 6% of their pro rata share of our paid-in capital, whichever is higher. To the extent that we declare dividends in any particular year in amounts which exceed the preferential dividends on preferred shares, and after holders of common shares have received distributions equivalent, on a per share basis, to the preferential dividends on preferred shares, holders of common shares and preferred shares shall receive the same additional dividend amount per share. Since the first step of our privatization in 1997, we have had sufficient distributable amounts to be able to distribute equal amounts to both common and preferred shareholders.

Other Matters Relating to Preferred Shares

Our by-laws do not provide for the conversion of preferred shares into common shares. In addition, the preferred shares do not have any preference upon our liquidation and there are no redemption provisions associated with the preferred shares.

Payments on Shareholders’ Equity

Pursuant to a change in Brazilian tax law effective January 1, 1996, Brazilian companies are permitted to pay limited additional amounts to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes. In accordance with Law No. 9,249 dated December 26, 1995, our by-laws provide for the distribution of interest on shareholders’ equity as an alternative form of payment to shareholders. The interest rate applied is limited to the Brazilian long-term interest rate, or TJLP, for the applicable period. The deduction of the amount of interest paid cannot exceed the greater of (1) 50% of net income (after the deduction of the provision of social contribution on net profits and before the deduction of the provision of the corporate income tax) before

Back to Contents

taking into account any such distribution for the period in respect of which the payment is made or (2) 50% of the sum of retained earnings and profit reserves. Any payment of interest on shareholders’ equity to shareholders is subject to Brazilian withholding income tax at the rate of 15%, except for a beneficiary located in a tax haven jurisdiction (i.e. a country that does not impose income tax or that imposes it at a maximum rate lower than 20%), in which case the rate is 25%. Under our by-laws, the amount paid to shareholders as interest on shareholders’ equity (net of any withholding tax) may be included as part of any mandatory dividend. Under the Brazilian Corporation Law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory dividend.

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

The golden share entitles the holder thereof to the same voting rights as holders of preferred shares. The golden share also confers certain other significant voting rights in respect of particular actions, as described under — General.

The Brazilian Corporation Law provides that non-voting or restricted-voting shares, such as the preferred shares, acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made. Our by-laws do not set forth any such shorter period.

Any change in the preferences or advantages of our preferred class A shares, or the creation of a class of shares having priority over the preferred class A shares, would require the approval of holders of a majority of the outstanding preferred class A shares, voting as a class at a special meeting.

Shareholders’ Meetings

A general shareholders’ meeting convenes each year to decide all matters relating to our corporate purposes and to pass such resolutions as they deem necessary for our protection and well-being.

Pursuant to the Brazilian Corporation Law, shareholders voting at a general shareholders’ meeting have the power, among other powers, to:

•	amend the by-laws;

•	elect or dismiss members of the board of directors and members of the fiscal council at any time;

•	receive annual reports by management and accept or reject management’s financial statements and recommendations including the allocation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts;

•	authorize the issuance of debentures;

•	suspend the rights of a shareholder in default of obligations established by law or by the by-laws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

Back to Contents

•	pass resolutions to reorganize our legal form, to merge, consolidate or split us, to dissolve and liquidate us, to elect and dismiss our liquidators and to examine their accounts; and

•	authorize management to file for bankruptcy or to request a concordata, a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code.

All shareholders meetings, including the annual shareholders’ meeting, are convened by publishing, no fewer than fifteen days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, which is Rio de Janeiro. Our shareholders have previously designated Jornal do Commercio for this purpose. Also, as our shares are traded on BOVESPA, we must publish a notice in a São Paulo based newspaper. Such notice must contain the agenda for the meeting and, in the case of an amendment to our by-laws, an indication of the subject matter. In addition, under our by-laws, the holder of the golden share is entitled to a minimum of 15 days prior formal notice to its legal representative of any general shareholders’ meeting to consider any proposed action subject to the veto rights accorded to the golden share. See —Common Shares and Preferred Shares—General.

A shareholders’ meeting may be held if shareholders representing at least one-quarter of the voting capital are present. If no such quorum is present, notice must again be given in the same manner as described above except for the 8 days prior notice, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as discussed below. A shareholder without a right to vote may attend a general shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote, abstentions not being taken into account. Under the Brazilian Corporation Law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of clause (a) and clause (b), a majority of issued and outstanding shares of the affected class:

(a)	creating a new class of preferred shares or disproportionately increasing an existing class of preferred shares relative to the other classes of shares, other than to the extent permitted by the by-laws;

(b)	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creating any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares, such as the preferred shares;

(c)	reducing the mandatory dividend;

(d)	changing the corporate purposes;

(e)	merging us with another company or consolidating or splitting us;

(f)	dissolving or liquidating us;

(g)	participating in a centralized group of companies as defined under the Brazilian Corporation Law; and

(h)	canceling any ongoing liquidation of us.

Whenever the shares of any class of capital stock are entitled to vote, each share is entitled to one vote. Annual shareholders’ meetings must be held by April 30 of each year. Shareholders’ meetings are called, convened and presided over by the Chairman or by the Vice-Chairman of our board of directors. A shareholder may be represented at a general shareholders’ meeting by an attorney-in-fact appointed not more than one year before the meeting, who must be a shareholder, a company officer or a lawyer. For a public company, such as us, the attorney-in-fact may also be a financial institution.

Redemption Rights

Our common shares and preferred shares are not redeemable, except that a dissenting shareholder is entitled under the Brazilian Corporation Law to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

(1)	to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares (unless such actions are provided for or authorized by the bylaws);

(2)	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

Back to Contents

(3)	to reduce the mandatory distribution of dividends;

(4)	to change our corporate purposes;

(5)	to merge us with another company or consolidate us;

(6)	to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company, an incorporação de ações;

(7)	to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law;

(8)	to approve our participation in a centralized group of companies as defined under the Brazilian Corporation Law; or

(9)	in the event that the entity resulting from (a) a merger, (b) an incorporação de ações as described in clause (6) above or (c) a spin-off that we conduct fails to become a listed company within 120 days of the general shareholders’ meeting at which such decision was taken.

Only holders of shares adversely affected by the changes mentioned in items (1) and (2) above may require us to redeem their shares. The right of redemption mentioned in items (5), (6) and (8) above may only be exercised if our shares do not satisfy certain tests of liquidity at the time of the shareholder resolution. The right of redemption lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting, unless, in the case of items (1) and (2) above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30 day term is counted from the publication of the minutes of the special meeting.

We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457 dated May 5, 1997, which amended the Brazilian Corporation Law, contains provisions which, among other provisions, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. Our by-laws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to the Brazilian Corporation Law would be made at no less than the book value per share, determined on the basis of the last balance sheet approved by the shareholders; provided that if the general shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such general shareholders’ meeting.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her shareholding. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is negotiable. Under our by-laws, our board of directors may decide not to extend preemptive rights to our shareholders or, under Law 10,303, to reduce the 30-day period for the exercise of preemptive rights, in each case with respect to any issuance of shares, debentures convertible into shares and warrants in the context of a public offering, subject to the limit on the number of shares that may be issued with the approval of the board without any additional shareholder approval. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, holders of preferred American depositary receipts will have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, shareholders will have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings, and for common shares only to the extent necessary to prevent dilution of their overall interest in us. In the event of a capital increase which would maintain or increase the proportion of capital represented by common shares, shareholders will have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase which would reduce the proportion of capital represented by common shares, holders of common shares will have preemptive rights to subscribe for preferred shares only to the extent necessary to prevent dilution of their overall interest in us.

Back to Contents

Form and Transfer

Our preferred shares and common shares are in book-entry form registered in the name of each shareholder or its nominee. The transfer of such shares is made under the Brazilian Corporation Law which provides that a transfer of shares is effected by our transfer agent, Banco Bradesco S.A., upon presentation of valid share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are made in the same way and are executed by the investor’s local agent, who is also responsible for updating the information relating to the foreign investment furnished to the Central Bank.

BOVESPA operates a central clearing system through Companhia Brasileira de Liquidação e Custódia, or CBLC. A holder of our shares may participate in this system and all shares elected to be put into the system will be deposited in custody with CBLC (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with CBLC). The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of our beneficial shareholders that is maintained by CBLC and will be treated in the same way as registered shareholders.

MATERIAL CONTRACTS

For information concerning our material contracts, see Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects.

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred class A shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred class A shares or common shares represented by American depositary shares, or holders who have exchanged American depositary shares for preferred class A shares or common shares, from converting dividends, distributions or the proceeds from any sale of preferred class A shares or common shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of American depositary shares could adversely affect holders of American depositary receipts.

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

Under Resolution No. 2,689, a foreign investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

•	complete the appropriate foreign investor registration form,

•	register as a foreign investor with the CVM, and

•	register its foreign investment with the Central Bank.

Back to Contents

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of American depositary shares by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of American depositary shares who are not resident in a tax haven jurisdiction (i.e. a country or location that does not impose taxes on income or where the maximum income tax rate is lower than 20%, or where the legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment) will be entitled to favorable tax treatment.

An electronic registration has been issued by the custodian in the name of JPMorgan Chase Bank, the depositary, with respect to the American depositary shares. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred class A shares or common shares represented by American depositary shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges American depositary shares for preferred class A shares or common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank under Law No. 4,131 or Resolution No. 2,689. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred class A shares or common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American depositary shares. See Item 10. Additional Information—Taxation—Brazilian Tax Considerations.

There are two principal foreign exchange markets in Brazil (which have operated under identical operational limits and had identical rates since February 1999):

•	the commercial rate exchange market, and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of shares or the payment of dividends or interest with respect to shares, are carried out on the commercial market. Only a Brazilian bank authorized to buy and sell currency in the commercial market may effect purchases of foreign currencies in that market. In both markets, rates are freely negotiated, but may be strongly influenced by Central Bank intervention. See Item 3. Key Information—Exchange Rates.

Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged American depositary shares for underlying preferred class A shares or common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

TAXATION

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of preferred class A shares, common shares or American depositary

Back to Contents

shares. You should know that it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of preferred class A shares, common shares or American depositary shares.

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of American depositary shares by a holder not deemed to be domiciled in Brazil for purposes of Brazilian taxation and, by a holder of preferred class A shares or common shares, who has registered his/her investment in preferred class A shares or common shares with the Central Bank as a U.S. dollar investment (in each case, a non-Brazilian holder). It is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in preferred class A shares, common shares, or American depositary shares.

Taxation of Dividends. Dividends, including dividends paid in kind, paid by us from profits of periods beginning on or after January 1, 1996 (1) to the depositary in respect of the preferred class A shares or common shares underlying the American depositary shares or (2) to a non-Brazilian holder in respect of preferred class A shares or common shares will generally not be subject to Brazilian withholding income tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates depending on the year the profits were generated, except in the case of stock dividends, which are not subject to withholding income tax in Brazil unless we redeem the stock within five years from such distribution or the non-Brazilian holder sells the stock in Brazil within this five-year period.

Distributions of Interest of Shareholders’ Equity. Since January 1, 1996, Brazilian corporations may attribute interest on shareholders’ equity as an alternative form of making dividend distributions, which they may pay in cash. They base the calculation on shareholders’ equity as stated in the statutory accounting records. The interest rate applied may not exceed the TJLP as determined by the Brazilian Central Bank from time to time (12% per annum for the three-month period starting April 2003). Also, the amount paid may not be higher, for tax purposes, than the greater of (1) 50% of net income (after the deduction of the provision of social contribution on net profits but before taking into account such payment of interest and the provision of corporate income tax) for the relevant period or (2) 50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which the payment is made.

The amount of interest attributed to shareholders is deductible for corporate income tax and social contribution on net profit purposes. Therefore, the benefit to us, as opposed to making a dividend payment, is a reduction in our corporate taxes charge equivalent to 34% of such amount. Subject to certain limitations, income tax is withheld from the shareholders on interest payments at the rate of 15%, except if the beneficiary is exempt from tax in Brazil, which payments are free of Brazilian tax, and except if the beneficiary is located in a tax haven jurisdiction, in which case the applicable rate is 25%. As defined by Brazilian law, a tax haven jurisdiction is a country or a location that does not impose taxes on income or where the maximum income tax rate is lower than 20%, or where the legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of the investment.

Taxation of Gains. For purposes of Brazilian taxation, two types of non-Brazilian holders should be considered: (1) non-Brazilian holders that are not resident or domiciled in tax haven jurisdictions, which are registered before the Central Bank and the CVM to invest in Brazil in accordance with Resolution 2,689 or are holders of American

Back to Contents

depositary shares; and (2) other non-Brazilian holders, which include any and all non-residents in Brazil who invest in the country through any other means and all type of investors that are located in a tax haven jurisdiction. The investors identified in item (1) are subject to a favorable tax treatment, as described below.

Gains realized outside Brazil by a non-Brazilian holder on the sale or disposition of American depositary shares to another non-Brazilian holder are not subject to Brazilian tax.

The deposit of preferred class A shares or common shares in exchange for American depositary shares is not subject to Brazilian income tax if the preferred class A shares or common shares are registered under Resolution 2,689 and the respective holder is not located in a tax haven jurisdiction. If the preferred class A shares or common shares are not registered or if they are registered but the respective holder is located in a tax haven jurisdiction, the deposit of preferred class A shares or common shares in exchange for American depositary shares may be subject to Brazilian capital gains tax at the rate of 15%. The withdrawal of preferred class A shares or common shares in exchange for American depositary shares is not subject to Brazilian income tax. On receipt of the underlying preferred class A shares or common shares, a non-Brazilian holder, registered under Resolution 2,689 may register the U.S. dollar value of such shares with the Central Bank as described below under —Registered Capital. If such non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of preferred class A shares or common shares.

Gains realized outside Brazil by a non-Brazilian holder on the sale or disposition of preferred class A shares or common shares to another non-Brazilian holder are not subject to Brazilian tax. Non-Brazilian holders are subject to income tax imposed at a rate of 15% on gains realized on sales or dispositions of preferred class A shares or common shares that occur in Brazil or with a resident of Brazil, other than on the Brazilian stock, future and commodities exchange, in which case the income tax is imposed at a rate of 20%. With reference to proceeds of a redemption or of a liquidating distribution with respect to the preferred class A shares or common shares, the difference between the amount received and the amount of foreign currency registered with the Central Bank, translated into reais at the commercial market rate on the date of the redemption or liquidation distribution, will be also subject to income tax at a rate of 15%, once such transactions are treated as a sale or disposition carried out outside of the Brazilian stock, future and commodities exchange.

Gains realized arising from transactions on a Brazilian stock, future and commodities exchange, by an investor under Resolution 2,689 and not located in a tax haven jurisdiction are exempt from income tax. The preferential treatment under Resolution 2,689 is no longer applicable if the non-Brazilian holder of class A shares or common shares is resident in a tax haven jurisdiction. As a consequence, gains realized on transactions performed by such holder on the Brazilian stock, futures and commodities exchange are subject to income tax at a rate of 20%.

Non-Brazilian holders are subject to income tax imposed at a rate of 20% on gains realized on sales or dispositions of preferred class A shares or common shares that occur on a Brazilian stock, future and commodities exchange unless such sale or disposition is made by a non-Brazilian holder who is not resident in a tax haven jurisdiction and (1) such sale is made within five business days of the withdrawal of such common shares in exchange for American depositary shares and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution 2,689 by a registered non-Brazilian holder who obtains registration with the Brazilian securities commission, in which cases the non-Brazilian holder is exempt from income tax.

The gain realized as a result of a transaction on a Brazilian stock, future and commodities exchange is the difference between the amount in Brazilian currency realized on the sale or disposition and the acquisition cost, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that does not occur on a Brazilian stock, future and commodities exchange will be calculated based on the foreign currency amount registered with the Central Bank. It is possible that the current preferential treatment for holders of American depositary receipts and non-Brazilian holders of preferred class A shares and common shares under Resolution 2,689 will not continue in the future.

Any exercise of preemptive rights relating to the preferred class A shares or common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred class A shares or common shares by the depositary that occurs abroad among non-residents will not be subject to Brazilian taxation. In case such sale or assignment is made to a Brazilian party, any gain on the transaction will be subject to

Back to Contents

Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred class A shares or common shares, unless such sale or assignment is performed within the Brazilian stock, future and commodities exchanges and by an investor under Resolution 2,689 who is not a resident in a tax haven jurisdiction, in which the gains are exempt from income tax.

Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred class A shares or common shares or American depositary shares by a non-Brazilian holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred class A shares or common shares or American depositary shares.

A financial transaction tax (the “IOF tax”) may be imposed on a variety of foreign transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or vice-versa (the “IOF/Câmbio”). The IOF /Câmbio is currently 0% with some specific exceptions, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

IOF tax may also be levied on transactions involving bonds or securities (the “IOF/Títulos”) even if the transactions are effected on the Brazilian stock, futures or commodities exchange. The rate of the IOF/Títulos with respect to preferred class A shares or common shares or American depositary shares is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day. Any such increase will be applicable only prospectively.

In addition to the IOF tax, the temporary contribution on financial transactions (the “CPMF tax”) will be imposed through December 2004 on all fund transfers in connection with financial transactions in Brazil. The CPMF tax will be levied at a rate of 0.38% in 2003 and a rate of 0.08% in 2004. The Brazilian government is considering, however, converting the CPMF tax into a permanent tax.

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

The registered capital for each preferred class A share or common share purchased in the form of an American depositary share, or purchased in Brazil, and deposited with the depositary in exchange for an American depositary share, will be equal to its purchase price (in U.S. dollars) to the purchaser.

The registered capital for a preferred class A share or common share that is withdrawn upon surrender of an American depositary share will be the U.S. dollar equivalent of:

(1)	the average price of a preferred class A share or common share on the Brazilian stock, future and commodities exchange on which the greatest number of such shares was sold on the day of withdrawal, or
(2)	if no preferred class A shares or common shares were sold on that day, the average price on the Brazilian stock, future and commodities exchange on which the greatest number of preferred class A shares or common shares were sold in the fifteen trading sessions immediately preceding such withdrawal.

The U.S. dollar value of the preferred class A shares or common shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of preferred class A shares or common shares is determined under clause (2) of the preceding sentence, the average of such average

Back to Contents

quoted rates on the same fifteen dates used to determine the average price of the preferred class A shares or common shares).

A non-Brazilian resident holder of preferred class A shares or common shares may experience delays in completing such registration which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

This discussion only applies to U.S. holders, as defined below, who hold their preferred class A shares or common shares or American depositary shares as capital assets. This discussion does not describe all of the tax consequences that may be relevant in light of a holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions,

•	insurance companies,

•	dealers or traders in securities or foreign currencies,

•	persons holding preferred class A shares, common shares or American depositary shares as part of hedge, straddle, conversion or other integrated transaction,

•	holders whose functional currency is not the U.S. dollar,

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax, or

•	persons owning, actually or constructively, 10% or more of our voting shares.

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

As used herein, the term “United States holder” means a beneficial owner of preferred class A shares, common shares, or American depositary shares that is for U.S. federal income tax purposes:

•	a citizen or resident alien individual of the United States,

•	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

The term United States holder also includes certain former citizens of the United States.

Back to Contents

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

Taxation of Dividends. Subject to the discussion under —Passive Foreign Investment Company Rules below, distributions paid on American depositary shares, preferred class A shares or common shares, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, out of our current or accumulated earnings and profits, as determined for U.S. federal tax purposes, before reduction for any Brazilian income tax withheld by us, will be taxable to you as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to corporations.

You will be required to include dividends paid in reais in income in an amount equal to their U.S. dollar value calculated by reference to an exchange rate in effect on the date such items are received. If you hold American depositary shares, you will be considered to receive a dividend when the dividend is received by the depositary.

Under new rules applicable to dividends received after 2002 and before 2009, an individual United States holder generally will be subject to U.S. taxation at a maximum rate of 15%. The reduced rate does not apply to dividends paid in respect of certain short-term (less than 60 days) or hedged positions. You should consult your own tax adviser regarding the implications of these new rules in light of your own particular circumstances.

Subject to generally applicable limitations and restrictions, you will be entitled to a credit against your United States federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Brazilian income taxes withheld by us. You must satisfy minimum holding period requirements to be eligible to claim a foreign tax credit for Brazilian taxes withheld on dividends. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. For this purpose dividends paid by us on our shares will generally constitute “passive income.”

Taxation of Capital Gains. Subject to the discussion under —Passive Foreign Investment Company Rules below, upon a sale or exchange of preferred class A shares, common shares or American depositary shares, you will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the preferred class A shares, common shares or American depositary shares. The net amount of long-term capital gain recognized by an individual United States holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual United States holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%. This gain or loss will be long-term capital gain or loss if your holding period in the American depositary shares exceeds one year. Any gain or loss will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of American depositary shares, preferred class A shares or common shares, and you do not receive significant foreign source income from other sources you may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. You should consult your own tax advisor regarding the application of the foreign tax credit rules to your investment in, and disposition of, American depositary shares, preferred class A shares or common shares.

If a Brazilian tax is withheld on the sale or disposition of shares, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See —Brazilian Tax Considerations—Taxation of Gains.

Passive Foreign Investment Company Rules

We believe that we will not be considered a passive foreign investment company for U.S. federal income tax purposes. Passive foreign investment company status depends on a foreign company not earning more than a permitted amount of gross income that is considered “passive income” and not holding more than a permitted percentage of assets, determined by value, that produce or are held to produce passive income. For these purposes, a

Back to Contents

company is treated as earning and holding its pro rata share of the income and assets of any corporation in which it owns, directly or indirectly, 25% of the stock, by value. Since this test depends on the composition of a company’s income and assets, and market value of those assets, from time to time, and it is unclear whether certain of our income and assets would be associated with “commodities transactions” that would not be considered “qualified active sales,” there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we were treated as a passive foreign investment company for any taxable year during which a U.S. holder held an American depositary share, preferred Class A share or common share, certain adverse consequences could apply to the U.S. holder.

If we are treated as a passive foreign investment company for any taxable year and a U.S. holder does not make the mark to market election described below, gain recognized by such U.S. holder on a sale or other disposition of the American depositary shares or preferred Class A shares or common shares would be allocated ratably over the U.S. holder’s holding period for the American depositary shares, preferred Class A shares or common shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of American depositary shares, preferred Class A shares or common shares in excess of 125 percent of the average of the annual distributions on American depositary shares or common shares received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation and an interest charge in the manner described above.

If we are treated as a passive foreign investment company and the preferred Class A shares or common shares or American depositary shares are regularly traded on a “qualified exchange,” a U.S. holder may make a mark-to market election. A “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The IRS has not yet identified specific foreign exchanges that are “qualified” for this purpose. The New York Stock Exchange, on which the American depositary shares are expected to be traded, is a qualified exchange for U.S. federal income tax purposes.

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

Information Reporting and Backup Withholding

Information returns may be filed with the Internal Revenue Service in connection with distributions on the preferred class A shares, common shares or American depositary shares and the proceeds from their sale or other disposition. You may be subject to United States backup withholding tax on these payments if you fail to provide your taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding.

Back to Contents

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these materials by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our American depositary shares are listed. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

We also file financial statements and other periodic reports with the CVM.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The principal market risks we face are interest rate risk, exchange rate risk and commodity price risk. We manage some of these risks through the use of derivative instruments. Our policy has been to settle all derivatives contracts in cash without physical delivery of product.

Our risk management activities follow policies and guidelines reviewed and approved by our board of directors. These policies and guidelines generally prohibit speculative trading and short selling and require diversification of transactions and counter-parties. We monitor and evaluate our overall position daily in order to evaluate financial results and impact on our cash flow. We also periodically review the credit limits and creditworthiness of our hedging counter-parties. We report the results of our hedging activities to senior management on a monthly basis.

As of January 1, 2001 we have adopted SFAS 133 – “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138, and we recognize all derivatives on our balance sheet at fair value. Accordingly we recognized an initial transition adjustment of $12 million as a charge in our statement of income relative to net unrealized losses on contracts open as of December 31, 2000. Subsequently to January 1, 2001 all derivatives have been adjusted to fair market value at each balance sheet date and the gain or loss included in current earnings.

The asset (liability) balances at December 31, 2002 and 2001 and the movement in fair value of derivative financial instruments is as follows:

	Gold	Interest rates (LIBOR)	Currencies	Alumina	Total

Initial unrealized gains and (losses) at January 1, 2001	9	(8)	(4)	—	(3)
Change in the period	2	(36)	(4)	—	(38)
Gains and (losses) realized in the period	(4)	8	4	—	8

Unrealized gains and (losses) at December 31, 2001	7	(36)	(4)	—	(33)

Gain recognized upon consolidation of Alunorte	—	—	—	2	2
Financial settlement	(2)	24	3	1	26
Losses in the period	(22)	(68)	(2)	—	(92)
Effect of exchange rate changes	2	20	2	—	24

Unrealized gains and (losses) at December 31, 2002	(15)	(60)	(1)	3	(73)

Back to Contents

INTEREST RATE AND EXCHANGE RATE RISK

The table below sets forth our floating and fixed rate long-term debt, categorized by local and foreign currency, and as a percentage of our total long-term debt portfolio at the dates indicated, including loans from both related and unrelated parties, as reflected in our consolidated financial statements.

	At December 31,

	2001			2002

	(in millions of US$, except percentages)
Floating rate debt:
Real-denominated	US$	116	5.3%	US$	126	5.3%
Foreign currency denominated		1,234	56.9%		1,293	54.8%
Fixed rate debt:
Real-denominated		4	0.2%		—	—
Foreign currency denominated		816	37.6%		940	39.9%

Total	US$	2,170	100%	US$	2,359	100.0%

The table below provides information about our debt obligations as of December 31, 2002, which are sensitive to changes in interest rates and exchange rates. The table presents the principal cash flows and related weighted-average interest rates of these obligations by expected maturity date. Weighted-average variable interest rates are based on the applicable reference rate (LIBOR or TJLP) at December 31, 2002. The debt obligations’ actual cash flows are denominated in U.S. dollars or Brazilian reais, as indicated.

	2004	2005	2006	2007	to 2013	Total	Fair Value Cash Flow at December 31, 2002	Fair Value Accounting December 31, 2002

	(in millions of US$)

U.S. dollar-denominated:
Fixed rate
Bonds over 7%	US$ 313	US$ —	US$ —	US$ 304	US$ —	US$ 617	US$ 617	US$ 620
Loan up to 7%	1	1	2	1	—	5	5	32
Loan over 7%	41	52	50	41	123	308	308	308

	355	53	52	346	123	929	929	960
Floating rate
Loan up to 7%	426	261	214	73	92	1,066	1,066	1,280
Loan over 7%	4	3	3	2	2	14	14	13

	430	264	217	75	94	1,080	1,080	1,293

Subtotal	785	317	269	421	217	2,009	2,009	2,253

Real-denominated:
Floating rate
Loan over 7%	27	16	11	3	68	125	125	126

Subtotal	27	16	11	3	68	125	125	126

Total	US$ 812	US$ 333	US$ 280	US$ 424	US$ 285	US$ 2,134	US$ 2,134	US$ 2,379

Interest Rate Risk

We are exposed to interest rate risk in our floating-rate debt. Our floating-rate debt consists principally of U.S. dollar borrowings related to trade finance. In general, our foreign currency floating rate debt is principally subject to changes in the London Interbank Offered Rate, or LIBOR. Our floating rate debt denominated in reais is principally subject to changes in the TJLP, as fixed by the Central Bank.

We enter into interest rate derivative transactions primarily to hedge against interest rate fluctuations on our LIBOR-based debt. We generally do not hedge our TJLP-based debt. Our interest rate derivatives portfolio generally consists of option trades which aim to cap our exposure to interest rate fluctuations. A cap is the

Back to Contents

maximum rate we will be required to pay on the notional amount of the debt. Conversely, a floor is the minimum rate we will be required to pay on the notional amount of the debt. Certain caps are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.

The table below sets forth certain information with respect to our interest rate derivatives portfolio at December 31, 2001 and 2002:

		At December 31, 2001				At December 31, 2002

		Notional			Unrealized		Notional			Unrealized	Final
		Value	Rate Range		gain (loss)		Value	Rate Range		gain (loss)	maturity

		(In millions of US $, except rate ranges)
Cap	US$	1,375	5-8%	US$	2	US$	500	5.7-11%	US$	—	05/2007
Floor		1,000	5-6.5%		(28)		500	5.7-6.3%		(13)	05/2005
Swap		125	5.5-7.5%		(10)		475	5.8-6.7%		(47)	10/2007

Total				US$	(36)				US$	(60)

The unrealized loss in the amount of US$ 36 million and US$ 60 million represents the amount payable if all transactions had been settled on December 31, 2001 and 2002, respectively.

Exchange Rate Risk

We are exposed to exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while the majority of our costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When devaluation occurs, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows. In light of this framework, we generally do not use derivative instruments to manage the currency exposure on our long-term dollar denominated debt. However, we do monitor market fluctuations using derivatives to protect against specific risks from the exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the years ended December 31, 2002 and 2001 our use of such instruments was not significant.

On the other hand, a portion of our indebtedness is also denominated in euros and in Japanese yen, and we use derivative instruments to protect ourselves against specific risks associated with exchange rate movements in these foreign currencies.

The table below sets forth certain information with respect to our exchange rate derivatives portfolio at December 31, 2001 and 2002. These derivatives are structured forwards that we have purchased, which will require us to purchase foreign currencies as specified below:

	At December 31, 2001					At December 31, 2002

		Notional			Unrealized		Notional			Unrealized	Final
		Value	Price Range		Gain (Loss)		Value	Price Range		Gain (Loss)	Maturity

			(In millions of US $, except yen amounts)
Yen purchased	US$	5	¥70-110	US$	(2)	US$	4	¥83- 91	US$	—	5/2005
			Per US$					Per US$
Euro purchased		8	US$ 1.10-1.30		(2)		5	US$ 1.18-1.23		(1)	5/2005
			Per US$					Per US$

Total				US$	(4)				US$	(1)

Back to Contents

The unrealized losses in the amounts of US$ 4 million and US$ 1 million represent the amounts payable if all transactions had been settled on December 31, 2001 and December 31, 2002, respectively.

COMMODITY PRICE RISK

We are also exposed to various market risks relating to the volatility of world market prices for:

•	iron ore and pellets, which represented 65.9% of our 2002 consolidated revenues,

•	manganese and ferroalloys, which represented 6.6% of our 2002 consolidated revenues,

•	aluminum-related products, which represented 10.8% of our 2002 consolidated revenues, and

•	gold, which represented 2.4% of our 2002 consolidated revenues.

We do not enter into derivatives transactions to hedge our iron ore, manganese or ferroalloys exposure. See Item 5. Operating and Financial Review and Prospects.

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

The table below sets forth certain information with respect to Albras’s derivatives portfolio at December 31, 2001 and 2002. We have a 51% voting capital interest and a 51% total capital interest in Albras.

	At December 31, 2001					At December 31, 2002
	Notional Value	Price Range		Unrealized gain (loss)		Notional Value	Price Range		Unrealized Gain (loss)		Final maturity

	(Tons of aluminum)		(US$ per ton)		(In millions of US$)	(Tons of Aluminum)		(US$ per ton)		(In millions of US$)
Puts purchased	80,000	US$	1,400-1,600	US$	9.5	46,500	US$	1,390-1,500	US$	5.4	06/2004
Forwards sold	57,000		1,400-1,600		7.7	39,250		1,400-1,600		5.9	12/2003
Calls sold	56,000		1,600-1,800		(0.9)	59,500		1,580-1,700		—	06/2004
Other instruments	132,000				(2.6)	106,000				(0.8)	12/2008

Total				US$	13.7				US$	10.5

The table below sets forth certain information with respect to Alunorte’s derivatives portfolio at December 31, 2001 and 2002. We have a 62.1% voting capital interest and a 57.0% total capital interest in Alunorte. We consolidate Alunorte’s operations in our financial statements.

	At December 31, 2001					At December 31, 2002
	Notional Value	Price Range		Unrealized gain (loss)		Notional Value	Price Range		Unrealized Gain (loss)		Final maturity

	(Tons of aluminum)		(US$ per ton)		(In millions of US$)	(Tons of Aluminum)		(US$ per ton)		(In millions of US$)
Puts purchased	15,000	US$	1,400-1,600	US$	2.4	27,500	US$	1,400-1,530	US$	2.3	06/2004
Forwards sold	26,000		1,400-1,600		4.4	12,000		1,400-1,578		1.7	12/2006
Calls sold	23,000		1,600-1,800		—	27,250		1,710-1,732		(0.3)	06/2004
Other instruments	74,000				(1.6)	69,500				(0.6)	12/2008

Total				US$	5.2				US$	3.1

To manage the risk associated with fluctuations in gold prices, we enter into derivative instruments which allow us to establish a minimum profit level for future gold production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold.

Back to Contents

The table below sets forth certain information with respect to our gold derivatives portfolio at December 31, 2001 and 2002.

	At December 31, 2001					At December 31, 2002
	Quantity		Price Range		Unrealized gain (loss)	Quantity		Price Range		Unrealized gain (loss)	Final Maturity
	(oz.)		(US$ per oz.)		(in millions ofUS$)	(oz.)		(US$ per oz.)		(in millions of US$)
Puts purchased	422,000	US$	270-340	US$	10.8	428,000	US$	270 - 355	US$	3.1	12/2007
Calls sold	718,000		308-366		(3.4)	595,000		316 – 407		(17.8)	12/2007
Other instruments	25,000				—	20,000		—		—	11/2006

Total				US$	7.4				US$	(14.7)

The unrealized gain in the amount of US$ 7 million represents the amount receivable if all transactions had been settled on December 31, 2001. The unrealized loss in the amount of US$ 15 million represents the amount payable if all transactions had been settled on December 31, 2002.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Vale Overseas carried out a similar evaluation that relied primarily on the Company’s evaluation of its controls. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer of each of the Company and Vale Overseas concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Company or Vale Overseas, as applicable, files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no significant changes in the Company’s or Vale Overseas’ internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16.  [Reserved]

PART III

Item 17.  Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

Back to Contents

Item 18.   Financial Statements

Reference is made to pages F-1 through F-51 and B-1 through B-24.

Item 19.   Exhibits

Exhibit
Number

1.1	By-Laws of Companhia Vale do Rio Doce (English translation)

1.2	Memorandum & Articles of Association of Vale Overseas Limited

8	List of Subsidiaries

10.01	Certification of Chief Executive Officer and Chief Financial Officer of CVRD, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.02	Certification of Principal Executive Officer and Principal Financial Officer of Vale Overseas, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA VALE DO RIO DOCE

By:	/s/ Roger Agnelli
	Name:	Roger Agnelli
	Title:	Chief Executive Officer

By:	/s/ Fabio de Oliveira Barbosa
	Name:	Fabio de Oliveira Barbosa
	Title:	Chief Financial Officer

VALE OVERSEAS LIMITED

By:	/s/ Gabriel Stoliar
	Name:	Gabriel Stoliar
	Title:	Director and Principal Executive Officer

By:	/s/ Tito Botelho Martins
	Name:	Tito Botelho Martins
	Title:	Director and Principal Financial Officer

Date: June 30, 2003

Back to Contents

CERTIFICATIONS

I, Roger Agnelli, certify that:

1.   I have reviewed this annual report on Form 20-F of Companhia Vale Do Rio Doce;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.   The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Roger Agnelli
Name:	Roger Agnelli
Title:	Chief Executive Officer

Back to Contents

I, Fabio de Oliveira Barbosa, certify that:

1.   I have reviewed this annual report on Form 20-F of Companhia Vale Do Rio Doce;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.   The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Fabio de Oliveira Barbosa
Name: Fabio de Oliveira Barbosa
Title: Chief Financial Officer

Back to Contents

I, Gabriel Stoliar, certify that:

1.   I have reviewed this annual report on Form 20-F of Vale Overseas Limited;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.   The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Gabriel Stoliar
Name: Gabriel Stoliar
Title: Director and Principal Executive Officer

Back to Contents

I, Tito Botelho Martins, certify that:

1.   I have reviewed this annual report on Form 20-F of Vale Overseas Limited;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Tito Botelho Martins
Name: Tito Botelho Martins
Title: Director and Principal Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity, present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investments in which total US$343 million and US$441 million at December 31, 2002 and 2001, respectively, and equity in earnings of US$60 million, US$53 million and US$213 million for 2002, 2001 and 2000, respectively. Also, we did not audit the financial statements of certain majority-owned subsidiaries as at and for the years ended December 31, 2002, 2001 and 2000, which statements reflect total assets of US$969 million and US$500 million at December 31, 2002 and 2001, respectively, and total revenues of US$426 million, US$407 million and US$480 million for 2002, 2001 and 2000, respectively. The financial statements of these affiliates and subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts for these affiliates and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
February 21, 2003

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December 31

	2002	2001

Assets

Current assets
Cash and cash equivalents	1,091	1,117
Accounts receivable
Related parties	121	106
Unrelated parties	539	443
Loans and advances to related parties	49	160
Inventories	292	323
Deferred income tax	211	265
Others	286	224

	2,589	2,638

Property, plant and equipment, net	3,297	3,813

Investments in affiliated companies and joint ventures and other investments and provision for losses on equity investments	732	1,218
Other assets
Goodwill on acquisition of consolidated subsidiaries	412	540
Loans and advances
Related parties	89	555
Unrelated parties	73	100
Prepaid pension cost	79	99
Deferred income tax	358	227
Judicial deposits	239	235
Unrealized gain on derivative instruments	3	7
Others	84	76

	1,337	1,839

TOTAL	7,955	9,508

Consolidated Balance Sheets Expressed in millions of United States dollars	(Continued)

	As of December 31

	2002	2001

Liabilities and stockholders’ equity
Current liabilities
Suppliers	325	296
Payroll and related charges	76	85
Interest attributed to stockholders	3	340
Current portion of long-term debt
Related parties	—	22
Unrelated parties	717	274
Short-term debt	184	589
Loans from related parties	64	168
Others	139	147

	1,508	1,921

Long-term liabilities
Employees post-retirement benefits	141	173
Long-term debt
Related parties	—	156
Unrelated parties	2,359	2,014
Loans from related parties	7	21
Provisions for contingencies (Note 15)	428	452
Unrealized loss on derivative instruments	76	40
Others	122	86

	3,133	2,942

Minority interests	27	5

Stockholders’ equity
Preferred class A stock - 600,000,000
no-par-value shares authorized and 138,575,913 issued	904	820
Common stock - 300,000,000 no-par-value
shares authorized and 249,983,143 issued	1,630	1,479
Treasury stock - 4,481 (2001 - 91) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive income	(5,175)	(3,465)
Appropriated retained earnings	2,230	3,212
Unappropriated retained earnings	3,288	2,184

	3,287	4,640

TOTAL	7,955	9,508

See notes to consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Year ended December 31

	2002	2001	2000

Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	2,820	2,600	2,177
Gold	103	139	156
Manganese and ferroalloys	283	259	285
Potash	91	71	85
Others	45	41	42

	3,342	3,110	2,745
Revenues from logistic services	458	608	760
Aluminum products	462	284	362
Other products and services	20	75	202

	4,282	4,077	4,069
Value-added tax	(159)	(142)	(134)

Net operating revenues	4,123	3,935	3,935

Operating costs and expenses
Cost of ores and metals sold	(1,579)	(1,550)	(1,423)
Cost of logistic services	(252)	(378)	(481)
Cost of aluminum products	(412)	(269)	(334)
Others	(20)	(75)	(191)

	(2,263)	(2,272)	(2,429)
Selling, general and administrative expenses	(224)	(241)	(225)
Research and development	(50)	(43)	(48)
Employee profit sharing plan	(38)	(38)	(29)
Others	(119)	(379)	(180)

	(2,694)	(2,973)	(2,911)

Operating income	1,429	962	1,024

Non-operating income (expenses)
Financial income	127	135	208
Financial expenses	(375)	(335)	(315)
Foreign exchange and monetary losses, net	(580)	(426)	(240)
Gain on sale of investments	—	784	54

	(828)	158	(293)

Income before income taxes, equity results and minority interests	601	1,120	731

Income taxes
Current	(12)	46	(10)
Deferred	161	172	42

	149	218	32

Equity in results of affiliates and joint ventures and change in provision for
losses on equity investments	(87)	(53)	322
Minority interests	17	2	1

Net income	680	1,287	1,086

Basic earnings per Common and Preferred Class A Share	1.77	3.34	2.82

Weighted average number of shares outstanding (thousands of shares)
Common shares	249,864	249,864	249,983
Preferred Class A shares	135,042	135,042	134,917

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Year ended December 31

	2002	2001	2000

Cash flows from operating activities:
Net income	680	1,287	1,086
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	214	212	195
Dividends received	91	132	133
Equity in results of affiliates and joint ventures and change in provision for losses
on equity investments	87	53	(322)
Deferred income taxes	(161)	(172)	(42)
Provisions for contingencies	53	79	101
Loss on disposals of property, plant and equipment	62	79	47
Gain on sale of investments	—	(784)	(54)
Pension plan	11	32	41
Foreign exchange and monetary losses	1,031	460	208
Net unrealized derivative losses	66	38	—
Others	46	129	118
Decrease (increase) in assets:
Accounts receivable	(123)	(49)	(63)
Inventories	(69)	(40)	(50)
Others	(105)	17	(103)
Increase (decrease) in liabilities:
Suppliers	102	21	84
Payroll and related charges	23	42	(1)
Others	94	(18)	46

Net cash provided by operating activities	2,102	1,518	1,424

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(101)	(75)	(168)
Repayments	75	79	32
Others	20	7	8
Guarantees and deposits	(78)	(85)	(98)
Additions to investments	(1)	(338)	(538)
Additions to property, plant and equipment	(766)	(595)	(447)
Proceeds from disposals of property, plant and equipment	7	3	1
Proceeds from disposal of investments	—	989	44
Net cash used to acquire subsidiaries	(45)	(516)	(323)

Net cash used in investing activities	(889)	(531)	(1,489)

Cash flows from financing activities:
Short-term debt, net issuances	(345)	(28)	(278)
Loans
Related parties
Additions	54	145	8
Repayments	(75)	(44)	(42)
Perpetual notes	—	—	120
Long-term debt
Related parties	17	66	62
Others	698	317	750
Repayments of long-term debt
Related parties	(15)	(40)	(25)
Others	(330)	(310)	(419)
Interest attributed to stockholders	(602)	(1,066)	(246)
Treasury stock	—	(27)	—

Net cash used in financing activities	(598)	(987)	(70)

Increase (decrease) in cash and cash equivalents	615	—	(135)
Effect of exchange rate changes on cash and cash equivalents	(641)	(94)	(107)
Cash and cash equivalents, beginning of period	1,117	1,211	1,453

Cash and cash equivalents, end of period	1,091	1,117	1,211

Cash paid during the period for:
Interest on short-term debt	(46)	(45)	(48)
Interest on long-term debt, net of interest capitalized of $ 15 in 2002, $11 in 2001, $12 in 2000	(142)	(153)	(128)
Income tax	(12)	(46)	(6)
Non-cash transactions
Special pension plan contribution in shares of CSN	—	249	—
Exchange of loans receivable for investments	55	35	7

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

		Year ended December 31

	Shares	2002	2001	2000

Preferred class A stock (including one special share)
Balance January 1	138,575,913	820	709	709
Transfer from appropriated retained earnings	—	84	111	—

Balance December 31	138,575,913	904	820	709

Common stock
Balance January 1	249,983,143	1,479	1,279	1,279
Transfer from appropriated retained earnings	—	151	200	—

Balance December 31	249,983,143	1,630	1,479	1,279

Treasury stock
Balance January 1	(3,666,611)	(88)	(61)	(61)
Acquisitions in 2001	(1,048,650)	—	(27)	—
Acquisitions in 2002	(4,390)	—	—	—

Balance December 31	(4,719,651)	(88)	(88)	(61)

Additional paid-in capital
Balance January 1 and December 31		498	498	498

Other cumulative comprehensive income
Amounts not recognized as net periodic pension cost
Balance January 1		—	(100)	—
Excess of additional minimum liability		—	151	(151)
Tax effect on above		—	(51)	51

Balance December 31		—	—	(100)

Cumulative translation adjustments
Balance January 1		(3,475)	(2,972)	(2,535)
Change in the year		(1,710)	(503)	(437)

Balance December 31		(5,185)	(3,475)	(2,972)

Unrealized gain on available-for-sale security
Balance January 1		—	24	54
Change in the year		—	(24)	(30)

Balance December 31		—	—	24

Adjustments relating to investments in affiliates
Balance January 1		10	8	(6)
Change in the year		—	2	14

Balance December 31		10	10	8

Total other cumulative comprehensive income		(5,175)	(3,465)	(3,040)

Appropriated retained earnings
Balance January 1		3,212	3,537	3,567
Transfer to retained earnings		(747)	(14)	(30)
Transfer to capital stock		(235)	(311)	—

Balance December 31		2,230	3,212	3,537

Retained earnings
Balance January 1		2,184	1,647	1,186
Net income		680	1,287	1,086
Interest attributed to stockholders
Preferred class A stock ($0.84, $1.99 and $1.70 per share in 2002, 2001 and 2000)		(117)	(276)	(230)
Common stock ($0.84, $1.99 and $1.70 per share in 2002, 2001 and 2000)		(206)	(488)	(425)
Appropriation from reserves		747	14	30

Balance December 31		3,288	2,184	1,647

Total stockholders’ equity	383,839,405	3,287	4,640	4,569

Comprehensive income is comprised as follows:
Net income		680	1,287	1,086
Amounts not recognized as net periodic pension cost		—	100	(100)
Cumulative translation adjustments		(1,710)	(503)	(437)
Unrealized gain on available-for-sale security		—	(24)	(30)
Adjustments relating to investments in affiliates		—	2	14

Total comprehensive income (loss)		(1,030)	862	533

See notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. We disposed of most of our investments in pulp and paper during 2001. Further details of our operations and those of our joint ventures and affiliates are described in Note 16.

The main operating subsidiaries we consolidate during the three years ended December 31, 2002 are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity

Ferteco Mineração S.A. - FERTECO	100	Brazil	Iron ore and pellets
Pará Pigmentos S.A.	76	Brazil	Kaolin
SIBRA - Eletrosiderúrgica Brasileira S.A.	100	Brazil	Manganese and Ferroalloys
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	Brazil	Shipping
Vale do Rio Doce Alumínio S.A. - ALUVALE	100	Brazil	Aluminum
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance
CELMAR S.A. - Indústria de Celulose e Papel	85	Brazil	Forestry
Florestas Rio Doce S.A.	100	Brazil	Forestry
Rio Doce Manganèse Europe - RDME	100	France	Ferroalloys
Urucum Mineração S.A.	100	Brazil	Iron ore, Manganese and Ferroalloys
Alumina do Norte do Brasil S.A - Alunorte (as from June,2002)	57	Brazil	Aluminum
Salobo Metais S.A. (as from June, 2002)	100	Brazil	Copper
Mineração Serra do Sossego S.A (as from December, 2001)	100	Brazil	Copper

2	Summary of significant accounting policies

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

We have prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the Brazilian accounting principles that we use in preparing our statutory financial information.

The U.S. dollar amounts for the period presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 – “Foreign Currency Translation” ( SFAS 52).

Prior to July 1, 1997, Brazil was considered under SFAS 52 to have a highly inflationary economy and accordingly, up to June 30, 1997, we adopted the U.S. dollar as both our functional currency and reporting currency.

As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian reais), for Brazilian operations and extensions thereof. Accordingly, we translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$3.5333 and R$2.3204 to US$1.00 at December 31, 2002 and 2001, respectively), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

The net exchange transaction loss included in our statement of income was $515, $410 and $115 in 2002, 2001 and 2000, respectively, included within the line “Foreign exchange and monetary losses, net”.

(b)	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 10).

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

We adopt the procedures determined by SFAS 141 – “Business Combinations” to recognize acquisitions of interests in other companies. The method of accounting used in our business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset. On the acquisition of assets which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

Goodwill was amortized in a systematic manner over the periods estimated to be benefited through December 31, 2001. As required by SFAS 142 - “Goodwill and Other Intangible Assets” from January 1, 2002 goodwill resulting from the acquisitions is not amortized, but is tested for impairment at least annually and reduced to fair value to the extent any such impairment is identified.

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

Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at rates which take into consideration the useful lives of the items, such as: from 2% to 20% for the railroads, 5% for ships, 3% for buildings, from 2% to 5% for installations and from 5% to 20% for mining and other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

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

Equity securities classified as “available-for-sale” are recorded in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them as a separate component of stockholders’ equity until realized.

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

(h)	Environmental and site reclamation and restoration costs

Expenditures relating to ongoing compliance with environmental regulations are charged against earnings or capitalized as appropriate. These ongoing programs are designed to minimize the environmental impact of our activities. With respect to our two major iron ore mines at Itabira and Carajás, which have extensive remaining reserves, liabilities for final site reclamation and restoration costs will be recorded when the respective reclamation and restoration strategies can be reasonably determined and the related costs can be reasonably estimated.

(i)	Compensated absences

We fully accrue the future employees compensation liability for vacations vested during the year.

(j)	Income taxes

In accordance with SFAS 109 - “Accounting for Income Taxes”, the deferred tax effects of temporary differences have been recognized in the consolidated financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

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

As from January 1, 1996 Brazilian corporations are permitted to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year nor 50% of retained earnings plus revenue reserves.

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

We have opted to pay such tax-deductible interest to our stockholders and have therefore accrued the amounts due as of December 31, 2002, 2001 and 2000, with a direct charge to stockholders’ equity.

Under Brazilian law interest attributable to stockholders is considered as part of the annual minimum dividend (See Note 13). Accordingly such distributions are treated as dividends for accounting purposes.

n)	Derivatives and hedging activities

As of January 1, 2001 we adopted SFAS 133 - “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge.

The transition adjustment relating to the fair value of derivatives existing as of December 31, 2000 is recorded as a charge of $8 in our statement of income for the year ended December 31, 2001. In view of the immateriality of this effect of a change in accounting principle the corresponding amount was included with other non-operating expenses. Certain of our affiliated companies and joint ventures also recorded similar charges, of which our portion of $4 is included in the caption “Equity in results of affiliates and joint ventures” in the statement of income.

Further information about our derivatives and hedging activities is included in Note 19.

(o)	Comprehensive income

We have disclosed comprehensive income as part of the Statement of Changes in Stockholders’ Equity, in compliance with SFAS 130 – “Reporting Comprehensive Income”.

(p)	Recently-issued accounting pronouncements

In June 2001 and August 2001, respectively, the FASB issued SFAS 143 - “Accounting for Asset Retirement Obligations” and SFAS 144 - “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 143 is effective for us as from January 1, 2003 and we are still studying the potential effects that adoption may have on our financial statements.

In June 2002, FASB has issued SFAS 146 - “Accounting for Costs Associated with Exit or Disposal Activities”. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We believe that the adoption of SFAS 146, will not have significant impact on our financial position or results of operations.

In November 2002 the FASB issued FIN 45 - “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation, applicable at December 31, 2002 are disclosed in Note 15. We are studying the effect that adoption of the accounting requirements of FIN 45 will have on our financial statements.

(q)	Reclassification

Certain reclassifications have been made to the financial statements for 2001 and 2000 to make them comparable with the 2002 presentation.

3	Our privatization

In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:

• Preferred Special Share. The Brazilian Government holds a preferred special share of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) headquarters location, (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

• Preferred Class A Share of Valepar. The Brazilian Government holds a preferred class A share of Valepar which confers upon it approval rights for a period of five years in respect of (i) concentration of ownership of Valepar by particular types of investors in excess of prescribed limitations and (ii) changes in the Valepar holding company structure relating to ownership of our common shares.

• Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits.

In addition to the preferred special share mentioned above, the National Treasury and the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Government-owned development bank, together held 32% of our common shares and 4% of our preferred shares, which in aggregate represented 22% of our total capital at December 31, 2001. These common shares were sold through a public offering in Brazil and abroad which was completed on March 27, 2002.

4	Major acquisitions and disposals during the years presented

We made the following acquisitions during the periods presented. Pro forma information with respect to results of operations is not presented since the effects are not considered material to an understanding of our consolidated financial statements, except with respect to our acquisition of the control of Alunorte in June 2002 (see Note 4 (h)).

(a)	On May 11, 2000, we acquired the entire capital of Mineração SOCOIMEX S.A., a non-public company whose main activity is production and commercialization of iron ore, for the total price of $55, being an initial cash payment of $47 and two further cash payments of $3 and $5, in 2001 and 2002, respectively. The increment of the fair value over the book value of SOCOIMEX at the date of purchase was entirely attributable to its mineral reserves, which are included in the property, plant and equipment. In August 2000 SOCOIMEX was merged into CVRD.

(b)	On May 30, 2000, we became the controlling shareholder of S.A. Mineração Trindade – SAMITRI, through the acquisition of 79.27% of the voting capital and 63.06% of the total capital for $520 in cash. At the date of the purchase, SAMITRI was a publicly listed Brazilian iron ore mining company, which also owned a 51% interest in the voting capital of SAMARCO Mineração S.A., a large iron ore pellets producer (see Note 10). On June 29, 2000, we sold 1% of the voting capital of SAMARCO to BHP Brasil Ltda. (BHP), a subsidiary of The Broken Hill Proprietary Company Limited of Australia, for $8, to equalize our shareholdings in the joint venture.

F - 12

(c)	The assets and liabilities acquired as a result of the above transactions and corresponding goodwill were as follows:

		Consolidated Subsidiaries

	Unconsolidated
	joint venture
	SAMARCO	SAMITRI	SOCOIMEX

Fair value of assets	1,006	293	77
Fair value of liabilities	(450)	(144)	(22)

Net assets at fair value	556	149	55

Interest acquired	50.00%	63.06%	100.00%

Fair value of net assets acquired	278	94	55
Attributable to minority stockholders
of SAMITRI (36.94%)	(103)	—	—
Tax benefits	31	—	—

Effective interest acquired	206	94	55

Purchase price	252	268	55

Goodwill	46	174	—

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

We had adopted a policy to amortize the goodwill on the SAMITRI and SAMARCO purchases on the straight-line basis over a period of 6 years, starting on the date of acquisition. However, as explained in Note 2 (c), upon adoption of SFAS 142 on January 1, 2002 such straight-line amortization ceased.

(d)	On September 22, 2000 we increased our ownership of SAMITRI, via public tender to 99.25% of the voting capital and 99.19% of the total capital. The cash cost of this purchase was $180 and resulted in additional goodwill of $27, all attributed to SAMARCO.

(e)	In October 2000, we acquired 50% of Gulf Industrial Investment Company (GIIC), a pelletizing company located in Bahrain, for $91, including goodwill of $20, now totally amortized.

(f)	On April 27, 2001 we acquired 100% of Ferteco Mineração S.A. - FERTECO, a non-public company whose main activity is production and commercialization of iron ore and pellets, for $523 in cash.

The assets and liabilities acquired and corresponding goodwill were as follows:

Fair value of assets	401
Fair value of liabilities	(251)

Net assets at fair value	150
Purchase price	523

Goodwill	373

For FERTECO inventories were valued at $57, property, plant and equipment were valued at $178, and the deferred tax liability was $24.

(g)	In December 2001, acting through our wholly-owned foreign subsidiary Itabira Rio Doce Company Ltd. - ITACO, we acquired 659,375,000 common shares of Caemi Mineração e Metalurgia S.A. (Caemi), corresponding to 16.82% of its total capital and 50% of its voting capital from Cayman Iron Ore Investment Co., Ltd., a wholly-owned subsidiary of Mitsui & Co., Ltd. (MITSUI) for US$ 279. Caemi is a Brazilian company headquartered in Rio de Janeiro, which operates in the iron ore, kaolin, refractory bauxite and railroad sectors and is accounted for as an equity investee.

This acquisition was approved by the European Commission subject to the commitment for Caemi to sell its equity investment in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets.

CVRD and Mitsui, each of which holds 50% of Caemi’s common shares, entered into a shareholder agreement requiring both shareholders to approve all major decisions affecting Caemi.

The estimated net assets and corresponding goodwill were as follows:

December 31, 2001

Estimated fair value of assets	1,127
Estimated fair value of liabilities	(734)

Net assets at fair value	393

Interest in total capital acquired	16.82%
Estimated fair value of net assets acquired	66
Purchase price	279

Goodwill	213

(h)	On June 27, 2002 we acquired a further 12.62% of the capital of ALUNORTE for $42, increasing our participation to 57.03% (represented by 62.09% of total common stock and 19.05% of total preferred stock). ALUNORTE has been consolidated as from this date.

Unaudited pro forma information with respect to the effect on our consolidated statement of income, reflecting the consolidation of ALUNORTE as if control has been acquired as at January 1, 2001 is as follows:

	2002			2001

		Pre-
	CVRD	acquisition	Pro Forma	CVRD		Pro Forma
	Consolidated	ALUNORTE	(unaudited)	Consolidated	ALUNORTE	(unaudited)

Net operating revenues	4,123	138	4,261	3,935	294	4,229
Operating costs and expenses	(2,694)	(151)	(2,845)	(2,973)	(219)	(3,192)

Operating income	1,429	(13)	1,416	962	75	1,037
Non-operating income (expenses)	(828)	(38)	(866)	158	(83)	75

Income before income taxes, equity results
and minority interests	601	(51)	550	1,120	(8)	1,112
Income taxes	149	—	149	218	(5)	213
Equity in results of affiliates and joint ventures	(28)	23	(5)	(49)	7	(42)
Change in provision for losses on equity investments	(59)	—	(59)	(4)	—	(4)
Minority interests	17	28	45	2	—	2

Net income	680	—	680	1,287	(6)	1,281

(i)	On January 14, 2000 we sold 20.81% of the capital of Alumina do Norte do Brasil S.A.- ALUNORTE and a beneficial interest in 8% of the capital of Mineração Rio do Norte S.A. - MRN owned by us for an aggregate of $164, resulting in a gain of $54. The total consideration of $164 was received in cash; however, $120 was received through the issue and sale of Perpetual Notes with a fair value of $55 and this fair value continues to be reported as a liability and periodically adjusted based on an early termination formula reflecting the underlying profitability of MRN.

(j)	On March 9, 2001 we transferred our 10.33% interest in Companhia Siderúrgica Nacional - CSN to VALIA, as a special pension plan contribution, for $249 (fair market value determined based on the weighted average price of the last thirty trading sessions at the São Paulo stock exchange in the period ended on March 9, 2001). This transfer resulted in a gain of $107. We have provided VALIA with a guarantee that we will make additional contributions to the pension plan if the market value of the CSN shares falls below threshold levels prior to the sale thereof by VALIA. At December 31, 2002 we have provided $1 in respect of this commitment.

(k)	On April 27, 2001 we concluded the sale of our 32.00% interest in Bahia Sul Celulose S.A. - BSC for $318, received in cash on May 7, 2001. This operation resulted in a gain of $170.

(l)	On June 6, 2001 we concluded the sale of our 51.48% interest in Celulose Nipo-Brasileira S.A. - CENIBRA for $671, received in cash on September 14, 2001. This operation resulted in a gain of $507.

5	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

	Year ended December 31 - %

	2002	2001	2000

Federal income tax	25	25	25
Social contribution	9	9	12 to 9

Composite tax rate	34	34	37 to 34

The amount reported as income tax benefit in our consolidated financial statements is reconciled to the statutory rates as follows:

	Year ended December 31

	2002	2001	2000

Income before income taxes, equity results and minority interests	601	1,120	731

Federal income tax and social contribution expense at statutory enacted rates	(204)	(381)	(249)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	99	260	222
Exempt foreign income	196	226	69
Tax deductible goodwill in business combination	20	58	—
Tax effect related to provision for losses and write-downs	29	59	—
Tax incentives	4	26	31
Valuation allowance	(12)	(44)	(51)
Other non-taxable gains	17	14	10

Federal income tax and contribution benefit in consolidated
statements of income	149	218	32

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and others from gold and potash operations. The incentives comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity (Note 13) and may not be distributed in the form of cash dividends.

	The major components of the deferred tax accounts in the balance sheet are as follows:

		As of December 31

		2002	2001

	Net current deferred tax assets
	Accrued expenses deductible only when disbursed	211	265

		211	265

	Long-term deferred tax assets and liabilities
	Assets
	Deferred tax relative to temporary differences	5	18
	Tax deductible goodwill in business combinations	66	134
	Related to provision for losses and write-downs of investments	158	120
	Additional retirement benefits provision	47	58
	Tax loss carryforwards	187	220
	Other temporary differences (in 2002 including $94 of Alunorte)	211	21

		674	571

	Liabilities
	Inflationary income	(21)	(25)
	Prepaid retirement benefit	(27)	(34)
	Fair value adjustments in business combinations	(38)	(72)

		(86)	(131)

	Valuation allowance
	Beginning balance	(213)	(201)
	Translation adjustments	73	32
	Additions (in 2002 including $92 of Alunorte)	(118)	(44)
	Reversals	28	—

	Ending balance	(230)	(213)

	Net long-term deferred tax assets	358	227

6	Cash and cash equivalents

	As of December 31

	2002	2001

Cash	51	22
Deposits in local currency	220	76
Deposits in United States dollars	820	1,019

	1,091	1,117

7	Accounts receivable

		As of December 31

		2002	2001

	Customers
	Domestic	189	170
	Export, all denominated in
	United States dollars	503	408

		692	578
	Allowance for doubtful accounts	(26)	(21)
	Allowance for ore weight credits	(6)	(8)
	Total	660	549

Accounts receivable from customers in the steel industry amount to 18.4% and 28.3% of domestic receivables (export receivables – 95.1% and 91.5%) at December 31, 2002 and 2001, respectively. No single customer accounted for more than 10% of total revenues in any of the years presented.

8	Inventories

		As of December 31

		2002	2001

	Finished products
	Iron ore	86	110
	Gold	2	5
	Manganese	24	27
	Ferroalloys	27	28
	Alumina	15	—
	Others	10	16
	Spare parts and maintenance supplies	128	137
		292	323

9	Property, plant and equipment

a)	Per business area:

		As of December 31, 2002			As of December 31, 2001

			Accumulated			Accumulated
		Cost	depreciation	Net	Cost	depreciation	Net

	Ferrous
	Ferrous - Southern System
	Mining	728	318	410	1,000	460	540
	Railroads	646	308	338	935	463	472
	Marine terminals	99	60	39	194	92	102

		1,473	686	787	2,129	1,015	1,114
	Ferrous - Northern System
	Mining	483	208	275	678	308	370
	Railroads	727	292	435	1,075	408	667
	Marine terminals	139	65	74	202	97	105

		1,349	565	784	1,955	813	1,142
	Pelletizing	283	76	207	198	108	90
	Ferroalloys	171	96	75	206	106	100
	Energy	58	6	52	82	6	76
	Construction in progress	406	—	406	569	—	569

		3,740	1,429	2,311	5,139	2,048	3,091

	Non-Ferrous
	Potash	39	15	24	50	17	33
	Gold	119	100	19	256	167	89
	Kaolin	71	17	54	96	21	75
	Research and projects	63	48	15	17	9	8
	Construction in progress	288	—	288	90	—	90

		580	180	400	509	214	295

	Logistics
	General cargo	232	109	123	353	179	174
	Maritime transportation	10	8	2	238	130	108
	Construction in progress	19		19	23	—	23

		261	117	144	614	309	305

	Holdings
	Aluminum	248	55	193	—	—	—
	Others	12	2	10	72	20	52
	Construction in progress	204	—	204	45	—	45

		464	57	407	117	20	97

	Corporate Center
	Corporate	35	13	22	40	17	23
	Construction in progress	13	—	13	2	—	2

		48	13	35	42	17	25

	Total	5,093	1,796	3,297	6,421	2,608	3,813

b)	Per type of assets:

	As of December 31, 2002			As of December 31, 2001

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land and buildings	489	188	301	678	255	423
Installations	1,448	590	858	1,415	775	640
Equipment	391	196	195	673	306	367
Ships	8	5	3	235	127	108
Railroads	1,258	568	690	1,675	729	946
Mine development costs	193	53	140	302	77	225
Others	376	196	180	714	339	375

	4,163	1,796	2,367	5,692	2,608	3,084
Construction in progress	930	—	930	729	—	729

Total	5,093	1,796	3,297	6,421	2,608	3,813

Losses on disposals of property, plant and equipment totaled $62, $79 and $47 in 2002, 2001 and 2000, respectively. Disposals mainly relate to impairment of gold mines, sales of ships and trucks, locomotives and other equipment which were replaced in the normal course of business.

	In 2002 we sold certain forestry assets of our subsidiary Florestas Rio Doce S.A. for $59 and recorded a gain on this sale of $49.

(c)	Hydroelectric projects

	We participate in several jointly-owned hydroelectric plants, already in operation or under construction. We have an undivided interest in these plants and are responsible for our proportionate share of the costs of construction and operation and are entitled to our proportionate share of the energy produced.

	The situation of these projects at December 31, 2002 is as follows:

		Date of			Our			Our share
		completion /	Our		share of			of plant
		expected	interest	Plant in	plant in	Accumulated	Plant under	under
	Project	completion	%	service	service	depreciation	construction	construction

	Igarapava	September, 1999	38.1	110	42	5	—	—
	Porto Estrela	November, 2001	33.3	48	16	1	—	—
	Funil	January, 2003	51.0	—	—	—	65	33
	Candonga	November, 2003	50.0	—	—	—	38	19
	Aimorés	December, 2003	51.0	—	—	—	94	48
	Capim Branco I	February, 2006	48.4	—	—	—	2	1
	Capim Branco II	June, 2006	48.4	—	—	—	4	2
	Foz do Chapecó	July, 2007	40.0	—	—	—	3	1
	Santa Isabel	August, 2007	43.9	—	—	—	—	—
	Estreito	July, 2007	30.0	—	—	—	—	—

	Income and expenses relating to operating plants are not material.

10	Investments

		As of December 31

		2002				Investments		Equity Adjustments

					(1)Net
					income
		Participation in		(1)Net	(loss) for
		capital (%)		equity	the year	2002	2001	2002	2001	2000

	Investments in affiliated companies and joint ventures	voting	total

	Steel
	Usinas Siderúrgicas de Minas Gerais S.A - USIMINAS (2)	22.99	11.46	—	(131)	—	32	(15)	—	7
	Companhia Siderúrgica Nacional - CSN (3)	—	—	—	—	—	—		9	13
	Companhia Siderúrgica de Tubarão - CST (4)	20.51	22.85	118	84	27	18	19	(1)	22
	California Steel Industries Inc. - CSI	50.00	50.00	213	37	107	98	19	(3)	17

	Paper and pulp
	Celulose Nipo-Brasileira S.A. - CENIBRA (3)	—	—	—	—	—	—	—	9	66
	Bahia-Sul Celulose S.A - BSC (3)	—	—	—	—	—	—	—	2	42

	Aluminum and bauxite
	Mineração Rio do Norte S.A. - MRN	40.00	40.00	405	94	162	154	38	32	36
	Valesul Alumínio S.A. - VALESUL	54.51	54.51	72	25	39	51	14	11	12
	Alumina do Norte do Brasil S.A. - ALUNORTE (6)	62.09	57.03	—	(51)	—	89	(23)	(6)	11

	Iron ore and pellets
	Caemi Mineração e Metalurgia S.A. (7)	50.00	16.85	457	(83)	77	289	(100)	—	—
	Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.11	51.00	23	7	12	16	4	(2)	11
	Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	27	10	14	18	5	5	9
	Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	—	(31)	—	2	(2)	(8)	2
	Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	17	9	9	13	5	4	7
	Gulf Industrial Investment Company - GIIC	50.00	50.00	73	10	37	38	5	(17)	1
	SAMARCO Mineração S.A.	50.00	50.00	307	56	184	258	28	11	8

	Others
	Fertilizantes Fosfatados S.A. - FOSFERTIL (5)	10.96	11.12	227	73	25	29	8	5	5
	Salobo Metais S.A (6)	100.00	100.00	—	—	—	22	—	—	—
	Ferrovia Centro-Atlântica S.A - FCA	20.00	45.65	—	—	—	—	—	(95)	(30)
	Others (8)	—	—	—	—	35	84	(33)	(5)	21

						728	1,211	(28)	(49)	260
	Investments at cost
	SIDERAR (market value $30 in 2002 - $11 in 2001)	4.85	4.85	—	—	30	15	—	—	—
	Unrealized holding gains on equity security	—	—	—	—	—	(4)	—	—	—
	Others	—	—	—	—	1	5	—	—	—

						759	1,227	(28)	(49)	260

	Change in provision for losses on equity investments:
	Alumínio Brasileiro S.A. - ALBRAS							10	4	66
	Companhia Ferroviária do Nordeste							(3)	(8)	(4)
	Companhia Coreano-Brasileira de Pelotização - KOBRASCO							(14)	—	—
	Ferroban - Ferrovias Bandeirantes S.A.							(1)	—	—
	Ferrovia Centro-Atlântica S.A. - FCA							(42)	—	—
	MRS Logística S.A							(7)	—	—
	CSN Aceros							(2)	—	—

								(59)	(4)	62

	Total							(87)	(53)	322

(1)	Based on US GAAP financial information.
(2)	Value based on quoted market price at December 31, 2002 is $ 46 compared to net book value of $ 0.
(3)	Investments sold in 2001.
(4)	Value based on quoted market price at December 31, 2002 is $ 130 compared to net book value of $ 27.
(5)	Value based on quoted market price at December 31, 2002 is $ 33 compared to net book value of $ 25.
(6)	Alunorte and Salobo Metais S.A. are consolidated at December 31, 2002, after acquisition of control.
(7)	Value based on quoted market price at December 31, 2002 is $ 97 compared to net book value of $ 77, equity adjustment for 2002 also includes $ 86 of goodwill write-off as at September 30, 2002.
(8)	Includes losses of MRS Logística in 2002 and related equity adjustments of $ 20.

Goodwill included in the above investments is as follows:

	As of December 31

Investee	2002	2001

Alumina do Norte do Brasil S.A. - ALUNORTE	—	24
SAMARCO Mineração S.A	30	41
Caemi Mineração e Metalurgia S.A	—	223

	30	288

Based on our revised expectation for profitability and other economic facts, we fully amortized the remaining goodwill relative to FCA and GIIC in 2001. The goodwill relative to Caemi was written-off in September 2002 because the quoted market value for this investment was lower than our acquisition cost over the whole nine-month period to that date.

Information with respect to other major affiliates’ financial position and results of operations is as follows:

	ALUNORTE		ALBRAS		MRN

		As of December 31

	June 30, 2002	2001	2002	2001	2002	2001

Balance Sheet
Current assets	85	159	158	158	51	55
Noncurrent assets	497	509	370	510	504	425
Current liabilities	(84)	(95)	(197)	(219)	(45)	(35)
Noncurrent liabilities	(413)	(431)	(333)	(463)	(105)	(59)

Stockholders’ equity	85	142	(2)	(14)	405	386

Our participation	57.58%	45.58%	51.00%	51.00%	40.00%	40.00%

Investments	49	65	(1)	(7)	162	154

	Year ended December 31

	ALUNORTE			ALBRAS			MRN

	2002(*)	2001	2000	2002	2001	2000	2002	2001	2000

Statement of Operations
Net sales	138	294	322	529	472	551	173	211	217
Costs and expenses	(189)	(302)	(327)	(561)	(429)	(452)	(68)	(121)	(109)
Income (loss) before income taxes	(51)	(8)	(5)	(32)	43	99	105	90	108
Income taxes	—	(5)	28	52	(35)	30	(11)	(9)	(17)

Net income (loss)	(51)	(13)	23	20	8	129	94	81	91

Our participation	44.96%	45.58%	49.29%	51.00%	51.00%	51.00%	40.00%	40.00%	40.00%
Participation in results	(23)	(6)	11	10	4	66	38	32	36
Change in provision for losses	—	—	—	(10)	(4)	(66)	—	—	—

Equity adjustments	(23)	(6)	11	—	—	—	38	32	36

(*) Six months ended June 30.

The financial position and results of operations of our affiliates in the steel sector are no longer significant to our consolidated financial statements.

The provision for losses on equity investments of $27 and $9 at December 31, 2002 and 2001, respectively, relates to our investments in affiliates which have reported negative stockholders’ equity in their financial statements prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity. The provision is comprised as follows:

	Cia
	Coreano-	Ferrovia	Cia
	Brasileira de	Centro-	Ferroviária
	Pelotização	Atlântica	do Nordeste	ALBRAS	Others	TOTAL

Provision at January 1, 2001	—	—	(6)	(15)	—	(21)
Change in provision - results	—	—	(8)	4	—	(4)

	—	—	(14)	(11)	—	(25)
Payment of capital	—	—	10	—	—	10
Translation adjustment	—	—	2	4	—	6

Provision at December 31, 2001	—	—	(2)	(7)	—	(9)
Additional loss provision	(14)	(42)	(3)	10	(10)	(59)

	(14)	(42)	(5)	3	(10)	(68)
Payment of capital	—	42	5	—	—	47
Translation adjustment	(2)	—	—	(4)	—	(6)

Provision at December 31, 2002	(16)	—	—	(1)	(10)	(27)

Our participation in ALUNORTE (45.58% at December 31, 2001) changed several times during the periods presented, but we did not consolidate the financial statements of this investee due to the expected temporary nature of our increased holding (until we acquired control in June 2002).

Movements on the investment account and related provision up to June 2002 are as follows:

		ALUNORTE
	Total shares of	shares owned
	ALUNORTE	by CVRD
	(in thousands)	(in thousands)	Investment	Goodwill	Net

Balance December 31, 1999	598,184	443,033	27	78	105
Sale of participation in January 2000	598,184	(124,491)	(7)	(48)	(55)
Changes in participation-subscriptions by other
shareholders	—	—	19	—	19
Capital call	673,494	13,437	5	—	5
Participation in 2000 net income	—	—	11	—	11
Translation adjustment	—	—	(5)	—	(5)

Balance December 31, 2000	673,494	331,979	50	30	80
Capital Call	885,410	71,542	20	—	20
Changes in participation-subscriptions by other
shareholders	—	—	6	—	6
Participation in 2001 net income	—	—	(6)	—	(6)
Goodwill amortized	—	—	—	(1)	(1)
Translation adjustment	—	—	(5)	(5)	(10)

Balance December 31, 2001	885,410	403,521	65	24	89

Capital Call	933,817	16,342	9	—	9
Purchase of additional participation	933,817	117,876	11	24	35
Changes in participation-subscriptions by other
shareholders	—	—	9	—	9
Participation in 2002 net income (to June 30, 2002)	—	—	(32)	—	(32)
Translation adjustment	—	—	(13)	(4)	(17)

Balance June 30, 2002	933,817	537,739	49	44	93

On January 14, 2000 we entered into a structured transaction with an unrelated party to sell both 20.81% of the capital of ALUNORTE and a beneficial interest in 8% of the capital of MRN owned by us for a total of $164, resulting in a net gain to us of $54, recorded in other operating income, as follows:

Book value of 124,491 thousand shares of ALUNORTE sold	(7)
Goodwill amortized	(48)
Book value of beneficial interest in 8% of MRN	—

(55)
Cash received by us
On transfer of ALUNORTE shares	44
On issue and sale of Perpetual Notes	120
Fair value of Perpetual Notes	(55)

Gain recognized on the transaction	54

The Perpetual Notes are exchangeable for 48 billion preferred shares of the affiliate MRN (initially equivalent to 8% of the total number of shares of MRN owned by us). Interest is payable on the Notes in an amount equal to dividends paid on the underlying preferred shares, relative to periods starting as from the 2000 fiscal year. The Notes may be redeemed at our option or the Noteholders at any time by transfer of the underlying preferred shares to the Noteholders, providing the preemptive rights of the existing shareholders of MRN have been waived or have expired. Redemption by transfer of the underlying net assets of MRN is compulsory if certain events occur, including the liquidation or merger of MRN or the transfer of MRN’s asset and liabilities to a consortium formed by its shareholders to take over the operations of MRN. In the event of early termination the Notes may be redeemed, at the option the Noteholders, in lieu of transfer of the shares, for a cash sum equal to $48 plus the net present value of average annual earnings declared and paid by MRN for the three years immediately preceding such termination multiplied by 20 and discounted by 10% per year. This latter amount represents a fair value at December 31, 2002 of $63.

11	Short-term debt

Our short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31

	2002	2001

Export	163	498
Import	—	1
Working Capital	21	90

	184	589

Average annual interest rates on short-term borrowings were 3.97%, 4.96% and 8.18% in 2002, 2001 and 2000, respectively.

12	Long-term debt

		As of December 31

		Current liabilities		Long-Term liabilities

		2002	2001	2002	2001

	Foreign debt
	Loans and financing contracted in the following currencies:
	United States dollars	431	192	1,034	1,104
	Japanese Yen	1	8	29	27
	Others	1	2	1	2
	Fixed Rate Notes - US$ denominated	200	—	600	500
	Export Securitization - US$ denominated	25	—	275	300
	Perpetual notes	—	—	63	55
	Accrued charges	20	25	—	—

		678	227	2,002	1,988

	Local debt
	Indexed by Long-Term Interest Rate - TJLP	8	28	22	9
	Indexed by General Price Index-Market (IGPM)	14	21	85	31
	Basket of currencies	13	15	32	39
	Shareholders revenue interests (Note 3)	—	—	3	3
	Indexed by U.S. dollars	1	4	215	100
	Accrued charges	3	1	—	—

		39	69	357	182

	Total	717	296	2,359	2,170

The long-term portion at December 31, 2002 becomes due in the following years:

2004	819
2005	404
2006	299
2007	443
2008 and thereafter	331
No due date (Perpetual notes and shareholders revenue interest)	63

2,359

At December 31, 2002 annual interest rates on long-term debt were as follows:

Up to 7%	1,682
7.1% to 9%	753
9.1% to 11%	517
Over 11%	61
Variable (Perpetual notes)	63

3,076

The indexes applied to debt and respective percentage variations in each year were as follows:

	2002	2001	2000

TJLP - Long-Term Interest Rate (effective rate)	3.71	3.34	4.56
IGP-M - General Price Index - Market	25.31	10.40	9.95
United States Dollar	52.27	18.70	9.30

Long-term debt at December 31, 2002 is guaranteed or secured as follows:

Amount of
debt

Federal Government guarantee originated prior to 1997 (for which we
have provided counter-guarantees)	295
Third party guarantees	28
Export receivables (securitization)	125
Ships	2

On March 8, 2002 our wholly-owned subsidiary, Vale Overseas Limited, issued $300 of 8.625% Enhanced Guaranteed Notes due March 8, 2007, unconditionally guaranteed by us.

13	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 3, the Brazilian Government holds a preferred special share which confers on it permanent veto rights over certain matters.

As of December 31, 2002, we had acquired 4,719,651 shares to be held in treasury for subsequent disposal or cancellation at an average weighted unit cost of R$27.80 (minimum cost of R$20.07 and maximum of R$52.09).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual net income, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the book equity value per share. With respect to each of 2002, 2001 and 2000 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. At December 31, 2002, we had no undistributed retained earnings. In addition, appropriated retained earnings at December 31, 2002 includes $1,705, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

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

Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Year ended December 31

	2002	2001	2000

Appropriated retained earnings
Unrealized income reserve
Balance January 1	548	874	1,062
Transfer to retained earnings	(337)	(326)	(188)

Balance December 31	211	548	874
Expansion reserve
Balance January 1	1,667	1,546	1,367
Transfer to capital stock	—	(278)	—
Transfer from (to) retained earnings	(173)	399	179

Balance December 31	1,494	1,667	1,546
Legal reserve
Balance January 1	325	307	284
Transfer from (to) retained earnings	(84)	18	23

Balance December 31	241	325	307
Fiscal incentive depletion reserve
Balance January 1	649	771	842
Transfer to capital stock	(212)	—	—
Transfer to retained earnings	(153)	(122)	(71)

Balance December 31	284	649	771
Fiscal incentive investment reserve
Balance January 1	23	39	12
Transfer to capital stock	(23)	(33)	—
Transfer from retained earnings	—	17	27

Balance December 31	—	23	39

Total appropriated retained earnings	2,230	3,212	3,537

The purpose and basis of appropriation to such reserves is described below:

•	Unrealized income reserve - this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

•	Expansion reserve - this is a general reserve for expansion of our activities.

•
Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

•
Fiscal incentive depletion reserve - this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

•	Fiscal incentive investment reserve - this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve also contemplates the tax incentives described in Note 5.

F - 26

14	Pension plans

Since 1973 we have sponsored a defined benefit pension plan (the “Old Plan”) covering substantially all employees, with benefits based on years of service, salary and social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social – VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.

In May 2000, we implemented a new pension plan, which is primarily a defined contribution plan with a defined benefit feature relative to service prior to May 2000 (the “New Plan”), and offered our active employees the opportunity of transferring to the New Plan. Over 98% of our active employees opted to transfer to the New Plan. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

The following information details the status of the defined benefit elements of our plans in accordance with SFAS 132 - “Employers’ Disclosure about Pensions and Other Post-retirement Benefits”:

(a)	Change in benefit obligation

		As of December 31

		2002	2001

	Benefit obligation at beginning of year	1,388	1,596
	Service cost	2	2
	Interest cost	120	180
	Benefits paid	(94)	(88)
	Effect of exchange rate changes	(288)	(354)
	Actuarial loss	180	52

	Benefit obligation at end of year	1,308	1,388

(b)	Change in plan assets

	As of December 31

	2002	2001

Fair value of plan assets at beginning of year	1,374	1,189
Actual return on plan assets	277	220
Employer contributions (including special contribution in CSN
shares of $249 in 2001)	12	266
Benefits paid	(94)	(88)
Effect of exchange rate changes	(284)	(213)

Fair value of plan assets at end of year	1,285	1,374

Plan assets at December 31, 2002 include $102 of portfolio investments in our own shares ($83 at December 31, 2001) and $8 of shares of related parties ($12 at December 31, 2001), as well as $387 of Federal Government Securities ($551 at December 31, 2001).

(c)	Accrued pension cost liability (prepaid pension cost)

		As of December 31

		2002	2001

	Funded status, excess of benefit obligation over plan assets	23	14
	Unrecognized net transitory obligation	(65)	(94)
	Unrecognized net actuarial loss	(37)	(19)

	Accrued pension cost liability (prepaid pension cost)	(79)	(99)

(d)	Assumptions used in each period (expressed in nominal terms)

	2002	2001

Discount rate	11.30% p.a	11.30% p.a
Expected return on plan assets	11.30% p.a	11.30% p.a
Rate of compensation increase - up to 47 years	6.91% p.a	6.82% p.a.

Net pension cost includes the following components:

	Year ended December 31

	2002	2001	2000

Service cost - benefits earned during the period	2	2	10
Interest cost on projected benefit obligation	120	180	171
Actual return on assets	(277)	(220)	(128)
Amortization of initial transitory obligation	9	12	15
Net deferral	157	58	(22)

	11	32	46
Employee contributions	—	—	(5)

Net periodic pension cost	11	32	41

In addition to benefits provided under our pension plan, accruals have been made relative to supplementary benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled $141 and $173, at December 31, 2002 and 2001, respectively, plus $23 and $28 in current liabilities.

The cost recognized in the years 2002, 2001 and 2000 relative to the defined contribution element of the New Plan was $5, $5 and $3, respectively.

15	Commitments and contingencies

(a)
At December 31, 2002, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $516, of which $405 is denominated in United States dollars and the remaining $111 in local currency, as follow:

	Amount ofguarantee	Denominate dcurrency		Final maturity	Counter guarantees
Affiliate or Joint Venture			Purpose

ALBRAS	302	US$	Debt guarantee	2007	None
	44	R$	Debt guarantee	2010	None
FCA	51	US$	Debt guarantee	2009	None
	62	R$	Debt guarantee	2012	None
KOBRASCO	13	US$	Debt guarantee	2003	None
SEPETIBA TECON	19	US$	Debt guarantee	2005	None
	4	R$	Debt guarantee	2012	None
SAMARCO	14	US$	Debt guarantee	2020	None
VALESUL	1	R$	Debt guarantee	2006	None
					Collateral
NIBRASCO	6	US$	Debt guarantee	2004	Pledge

We expect no losses to arise as a result of the above guarantees. We have made no charges for extending these guarantees, except in the case of Albras and Samarco.

(b)
CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	As of December 31

		2002		2001

	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits

Labor claims	109	52	147	50
Civil claims	95	32	123	53
Tax - related actions	220	153	177	131
Others	4	2	5	1

Long-term	428	239	452	235

Labor–related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax-related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements – CPMF.

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

Contingencies settled in the years December 31, 2002, 2001 and 2000 aggregated $178, $6 and, $36 respectively, and additional provisions aggregated $264, $79 and $101 in these years, respectively.

(c)
We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d)
We are committed under a take-or-pay agreement to take delivery of approximately 207,660 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,348.00 per metric ton at December 31, 2002, represents an annual commitment of $279. Actual take from Albras was $257, $220 and $242 in 2002, 2001 and 2000, respectively.

(e)
We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. Under certain circumstances, this period may be extended for an additional two years. We oversee these projects and BNDES advances us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2002, each of us and BNDES had remaining commitments to contribute an additional $54 toward exploration and development activities. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us for our contribution of existing development and ownership rights in the Carajás region through a finder’s fee production royalty on mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)
At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, which are described below, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. During 2002 we registered the debentures with the CVM in order to permit trading.

Under Brazilian Central Bank regulations, pre-privatization shareholders that held their shares through our preferred share American Depositary Receipt, or ADR, program and institutional investors that held their shares through rule 1,298/87 of Brazilian Central Bank were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank to distribute the debentures to these investors, but the Central Bank rejected our request. We intend to renew our request to the Central Bank, but we cannot be sure that we will succeed. Therefore, unless the Central Bank approves our request, the debentures will not have any value for ADR holders and foreign investors through annex V.

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we expect to start payments referring to copper resources in 2004, to iron ore resources in approximately 2020 for the Northern System and 2030 for the Southern System, and payments related to other mineral resources in the end of this decade.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD

Southern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.7 billion tons.

Northern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercialization corresponding to our ownership interest at April 15, 1997.

Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total sales from May 1997 exceeds 70 tons of gold.

Fazenda Brasileiro	Gold	2.5% of net revenue after total sales from May 1997 exceeds 26 tons.

Other areas, excluding Carajás/ Serra Leste	Gold	2.5% of net revenue.

Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of the commercialization.

All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.

(g)	At December 31, 2002 we have provided $15 for environmental liabilities. Such provisions relate to site restoration at mines already closed or which are expected to be closed in the next two years.

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

16	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products - comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of gold and other non-ferrous minerals.

Logistics – comprises our transportation systems as they pertain to operation of our ships, ports and railroads for third-party cargoes.

Holdings – divided into the following sub-groups:

•	Pulp and paper - up to 2001 comprises our forestation activities and investments in joint ventures and affiliates engaged in the manufacture of pulp and paper products. In 2001 we disposed of most of our investments in pulp and paper and no longer consider this as a major business activity.

•	Aluminum - comprises aluminum trading activities and investments in subsidiaries, joint ventures and affiliates engaged in bauxite mining, alumina refining and aluminum metal smelting.

•	Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

In 2002 we started to allocate our Corporate Center costs to segments. Information for 2001 and 2000 has been reclassified to reflect this same treatment on a comparative basis.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:

	2002

				Holdings

		Non ferrous
	Ferrous		Logistics	Aluminum(1)	Steel	Others	Eliminations	Consolidated

RESULTS
Revenues - Export	4,200	143	41	387	—	—	(1,843)	2,928
Revenues - Domestic	996	96	374	75	—	3	(190)	1,354
Cost and expenses	(3,773)	(225)	(244)	(426)	(22)	29	2,033	(2,628)
Depreciation, depletion and amortization	(170)	(25)	(14)	(4)	—	(1)	—	(214)
Pension plan	(9)	(1)	(1)	—	—	—	—	(11)

Operating profit	1,244	(12)	156	32	(22)	31	—	1,429
Interest revenue	193	1	11	11	3	1	(93)	127
Interest expense	(433)	(6)	(5)	(15)	(9)	—	93	(375)
Foreign exchange and monetary losses, net	(442)	(36)	(18)	(85)	—	1	—	(580)
Equity	(65)	—	(83)	39	22	—	—	(87)
Income taxes	145	—	(8)	22	—	(10)	—	149
Minority interests	2	(6)	—	21	—	—	—	17

Net income	644	(59)	53	25	(6)	23	—	680

Sales classified by geographic destination:
Export market
Latin America	392	—	25	27	—	—	(207)	237
United States	340	35	3	10	—	—	(190)	198
Europe	1,799	100	9	318	—	—	(734)	1,492
Middle East	239	—	—	—	—	—	(46)	193
Japan	488	3	1	11	—	—	(228)	275
Asia, other than Japan	942	5	3	21	—	—	(438)	533

	4,200	143	41	387	—	—	(1,843)	2,928
Domestic market	996	96	374	75	—	3	(190)	1,354

	5,196	239	415	462	—	3	(2,033)	4,282

Assets :
Property, plant and equipment, net	2,346	400	144	383	—	24	—	3,297
Capital expenditures	524	132	33	63	—	14	—	766
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	395	—	(27)	201	133	30	—	732

Capital employed	2,364	119	161	209	21	3	—	2,877

(1) Control of ALUNORTE was acquired in June 2002 and it was consolidated from then.

Operating profit by product – after eliminations

	2002

			Revenues			Asset write-offs, depreciation, depletion and amortization

				(1) Cost and expenses			Pension plan	Operating profit
	Export	Domestic	Total		Net

Ferrous
Iron ore	1,642	505	2,147	(966)	1,181	(92)	(7)	1,082
Pellets	530	143	673	(565)	108	(5)	(2)	101
Manganese	24	12	36	(25)	11	(6)	—	5
Ferroalloys	176	71	247	(183)	64	(5)	—	59

	2,372	731	3,103	(1,739)	1,364	(108)	(9)	1,247
Non ferrous
Gold	103	—	103	(85)	18	(50)	(1)	(33)
Potash	—	91	91	(55)	36	(4)	—	32
Kaolin	40	5	45	(28)	17	(2)	—	15

	143	96	239	(168)	71	(56)	(1)	14
Aluminum
Alumina	85	74	159	(123)	36	(4)	—	32
Aluminum	279	1	280	(254)	26	—	—	26
Bauxite	23	—	23	(22)	1	—	—	1

	387	75	462	(399)	63	(4)	—	59
Logistics
Railroads	—	286	286	(62)	224	(95)	(1)	128
Ports	—	107	107	(78)	29	(7)	—	22
Ships	26	39	65	(72)	(7)	(13)	—	(20)

	26	432	458	(212)	246	(115)	(1)	130
Others	—	20	20	(89)	(69)	48	—	(21)

	2,928	1,354	4,282	(2,607)	1,675	(235)	(11)	1,429

(1) Cost and expenses include contingency provisions of $53.

	2001

				Holdings

		Non		Pulp and
	Ferrous	ferrous	Logistics	paper	Aluminum	Steel	Others	Eliminations	Consolidated

RESULTS
Revenues - Export	3,558	173	147	47	283	—	—	(1,414)	2,794
Revenues - Domestic	1,083	78	344	8	1	—	—	(231)	1,283
Cost and expenses	(3,632)	(176)	(412)	(50)	(259)	13	—	1,645	(2,871)
Depreciation, depletion and amortization	(167)	(17)	(26)	(2)	—	—	—	—	(212)
Pension plan	(27)	(3)	(2)	—	—	—	—	—	(32)

Operating profit	815	55	51	3	25	13	—	—	962
Interest revenue	169	1	11	3	7	3	—	(59)	135
Interest expense	(368)	(10)	(11)	—	(1)	(4)	—	59	(335)
Foreign exchange and monetary losses, net	(396)	(21)	(10)	1	—	—	—	—	(426)
Gains on sale of investments	—	—	—	677	—	107	—	—	784
Equity and provision for losses	(3)	1	(114)	13	41	5	4	—	(53)
Minority interests	2	—	—	—	0	—	—	—	2
Income taxes	220	—	(3)	—	1	—	—	—	218

Net income	439	26	(76)	697	73	124	4	—	1,287

Sales classified by geographic destination:
Export market
Latin America	238	—	65	—	9	—	—	(118)	194
United States	247	139	21	47	73	—	—	(112)	415
Europe	1,469	33	44	—	173	—	—	(635)	1,084
Middle East	216	—	4	—	—	—	—	(20)	200
Japan	525	—	10	—	12	—	—	(155)	392
Asia, other than Japan	863	1	3	—	16	—	—	(374)	509

	3,558	173	147	47	283	—	—	(1,414)	2,794
Domestic market	1,083	78	344	8	1	—	—	(231)	1,283

	4,641	251	491	55	284	—	—	(1,645)	4,077

Assets :
Property, plant and equipment, net	3,171	240	305	90	—	—	7	—	3,813
Capital expenditures	508	40	25	22	—	—	—	—	595
Investments in affiliated companies and joint ventures and
other investments, net of provision for losses	673	29	34	—	287	159	36	—	1,218

Capital employed	2,976	249	313	50	18	13	7	4	3,630

Operating profit by product - after eliminations

	2001

			Revenues			Asset write-offs, depreciation, depletion and amortization
				(1) Cost and expenses
							Pension plan	Operating profit
	Export	Domestic	Total		Net

Ferrous
Iron ore	1.529	474	2.003	(991)	1.012	(286)	(17)	709
Pellets	474	123	597	(451)	146	(102)	(10)	34
Manganese	50	7	57	(43)	14	(1)	—	13
Ferroalloys	131	71	202	(143)	59	—	—	59
Other ferrous	—	—	—	2	2	(2)	—	—

	2.184	675	2.859	(1.626)	1.233	(391)	(27)	815
Non ferrous
Gold	139	—	139	(59)	80	(55)	(2)	23
Potash	—	71	71	(48)	23	(4)	(1)	18
Kaolin	34	7	41	3	44	(30)	—	14

	173	78	251	(104)	147	(89)	(3)	55
Aluminum
Alumina	32	—	32	(32)	—	—	—	—
Aluminum	230	1	231	(208)	23	—	—	23
Bauxite	21	—	21	(19)	2	—	—	2

	283	1	284	(259)	25	—	—	25
Logistics
Railroads	—	299	299	(207)	92	(10)	(2)	80
Ports	—	104	104	(73)	31	(3)	—	28
Ships	105	100	205	(169)	36	(47)	—	(11)

	105	503	608	(449)	159	(60)	(2)	97
Others	49	26	75	(103)	(28)	(2)	—	(30)

	2.794	1.283	4.077	(2.541)	1.536	(542)	(32)	962

(1) Cost and expenses include contingency provisions of $79 and sundry provisions of $25.

	2000

				Holdings

		Non		Pulp and
	Ferrous	ferrous	Logistics	paper	Aluminum	Steel	Others	Eliminations	Consolidated

RESULTS
Revenues - Export	2,850	198	195	121	350	—	—	(1,068)	2,646
Revenues - Domestic	1,000	90	403	21	12	1	—	(104)	1,423
Cost and expenses	(2,891)	(202)	(416)	(157)	(324)	(7)	—	1,188	(2,809)
Depreciation, depletion and amortization	(121)	(30)	(22)	(22)	—	—	—	—	(195)
Pension plan	(33)	(8)	—	—	—	—	—	—	(41)

Operating profit	805	48	160	(37)	38	(6)	—	16	1,024
Interest revenue	225	1	1	7	25	5	—	(56)	208
Interest expense	(321)	(12)	(6)	—	(2)	(6)	—	32	(315)
Foreign exchange and monetary losses, net	(242)	(10)	(2)	—	9	(3)	—	8	(240)
Gains on sale of investments	—	—	—	—	54	—	—	—	54
Equity and provision for losses	45	—	(22)	108	126	60	5	—	322
Minority interests	1	—	—	—	—	—	—	—	1
Income taxes	87	—	5	(7)	(5)	(48)	—	—	32

Net income	600	27	136	71	245	2	5	—	1,086

Sales classified by geographic destination:
Export market
Latin America	224	—	30	—	23	—	—	(91)	186
United States	252	156	64	73	39	—	—	(108)	476
Europe	969	35	75	48	237	—	—	(222)	1,142
Middle East	209	—	6	—	16	—	—	(19)	212
Japan	544	4	15	—	34	—	—	(308)	289
Asia, other than Japan	652	3	5	—	1	—	—	(320)	341

	2,850	198	195	121	350	—	—	(1,068)	2,646
Domestic market	1,000	90	403	21	12	1	—	(104)	1,423

	3,850	288	598	142	362	1	—	(1,172)	4,069

Assets :
Property, plant and equipment, net	3,107	325	374	149	—	—	—	—	3,955
Capital expenditures	383	50	14	—	—	—	—	—	447
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	519	31	151	372	262	423	37	—	1,795

Capital employed	3,058	316	390	135	(10)	1	14	8	3,912

Operating profit by product - after eliminations

	2000

		Revenues				Asset write-offs, depreciation, depletion and amortization
				(1) Cost and expenses
							Pension plan	Operating profit
	Export	Domestic	Total		Net

Ferrous
Iron ore	1,143	495	1,638	(744)	894	(115)	(18)	761
Pellets	436	103	539	(492)	47	(4)	(14)	29
Manganese	20	14	34	(38)	(4)	—	—	(4)
Ferroalloys	158	93	251	(181)	70	(11)	—	59

	1,757	705	2,462	(1,455)	1,007	(130)	(32)	845
Non ferrous
Gold	156	—	156	(109)	47	(25)	(5)	17
Potash	—	85	85	(51)	34	—	(4)	30
Kaolin	37	5	42	(31)	11	(10)	—	1

	193	90	283	(191)	92	(35)	(9)	48
Aluminum
Alumina	54	—	54	(46)	8	—	—	8
Aluminum	278	12	290	(218)	72	(48)	—	24
Bauxite	18	—	18	(17)	1	—	—	1

	350	12	362	(281)	81	(48)	—	33
Logistics
Railroads	—	385	385	(174)	211	(52)	—	159
Ports	—	105	105	(60)	45	(10)	—	35
Ships	181	89	270	(308)	(38)	(12)	—	(50)

	181	579	760	(542)	218	(74)	—	144
Others	165	37	202	(226)	(24)	(22)	—	(46)

	2,646	1,423	4,069	(2,695)	1,374	(309)	(41)	1,024

(1) Cost and expenses include contingencies provisions of $101 and sundry provisions of $40.

17	Related party transactions

Transactions with major related parties (including agencies of the Brazilian Federal Government) resulted in the following balances:

	As of December 31

	2002		2001

	Assets	Liabilities	Assets	Liabilities

AFFILIATED COMPANIES AND JOINT VENTURES
FCA	70	1	154	2
HISPANOBRAS	18	25	21	28
ITABRASCO	19	25	18	17
NIBRASCO	26	17	20	5
KOBRASCO	40	8	35	25
CST	23	—	—	—
USIMINAS	5	—	23	—
ALBRAS	10	58	1	15
ALUNORTE(1)	—	—	321	76
Salobo Metais S.A(1)	—	—	70	—
Others	48	53	154	107

BRAZILIAN FEDERAL GOVERNMENT (2)
Banco do Brasil S.A.	—	—	83	—
Rede Ferroviária Federal S.A	—	—	11	32
BNDES	—	—	6	163

	259	187	917	470

Current	170	180	350	293

Long-term	89	7	567	177

(1)	Alunorte and Salobo Metais S.A. are consolidated at December 31, 2002, after acquisition of control during 2002.

(2)	The Brazilian Federal Government ceased to be a related party upon the sale of its shares in May 2002 as mentioned in Note 3.

These balances are included in the following balance sheet classifications:

	As of December 31

	2002		2001

	Assets	Liabilities	Assets	Liabilities

Current assets
Cash and cash equivalents	—	—	83	—
Accounts receivable	121	—	106	—
Loans and advances to related parties	49	—	160	—
Others	—	—	1	—

Other assets
Loans and advances to related parties	89	—	555	—
Others	—	—	12	—

Current liabilities
Suppliers	—	116	—	101
Current portion of long-term debt	—	—	—	22

Loans from related parties	—	64	—	168
Others	—	—	—	2

Long-term liabilities
Long-term debt	—	—	—	156
Others	—	7	—	21

	259	187	917	470

The principal amounts of business and financial operations carried out with major related parties are as follows:

	Year ended December 31

	2002		2001		2000

	Income	Expense	Income	Expense	Income	Expense

AFFILIATED COMPANIES AND JOINT VENTURES
CST	152	—	146	—	166	—
NIBRASCO	146	150	135	132	172	205
ALUNORTE (to June 2002)	6	—	84	38	42	93
SIDERAR	35	—	30	—	18	—
ITABRASCO	74	53	67	33	66	24
HISPANOBRAS	77	77	74	74	75	77
KOBRASCO	84	46	75	63	76	18
CENIBRA (to May 2001)	—	—	30	46	33	123
USIMINAS	76	—	59	—	47	—
ALBRAS	73	265	5	208	6	216
VALESUL	7	1	—	—	4	—
MRN	—	56	—	17	1	17
Others	79	94	99	142	89	75
BRAZILIAN FEDERAL GOVERNMENT (to May 2002)
Banco do Brasil S.A	3	—	27	—	46	24
Petróleo Brasileiro S.A. - PETROBRAS	—	—	2	18	6	11
Centrais Elétricas Brasileiras S.A	—	—	1	—	—	—
BNDES	—	2	1	19	1	18

	812	744	835	790	848	901

These amounts are included in the following statement of income classifications:

				Year ended December 31

		2002		2001		2000

	Income	Expense	Income	Expense	Income	Expense

Sales / Cost of iron ore and pellets	599	380	518	349	494	313
Revenues from logistic services	66	—	85	—	133	—
Sales / Cost of aluminum products	74	314	—	254	—	327
Financial income/expenses	15	18	180	59	117	79
Others	58	32	52	128	104	182

	812	744	835	790	848	901

18	Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

The market value of long-term investments, where available, is disclosed in Note 10 to these financial statements.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt at December 31, 2002 and 2001 is estimated as follows:

	As of December 31

	2002	2001

Fair market value	2,379	2,102
Carrying value	2,359	2,170

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

As from January 1, 2001 we adopted SFAS 133 - "Accounting for Derivative Financial Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138, and began to recognize all derivatives on our balance sheet at fair value. Accordingly we recognized an initial transition adjustment of $12 as a charge in our statement of income relative to net unrealized losses on contracts open as of December 31, 2000. Subsequently to January 1, 2001 all derivatives have been adjusted to fair market value at each balance sheet date and the change included in current earnings.

The asset (liability) balances at December 31, 2002 and 2001 and the movement in fair value of derivative financial instruments is as follows:

		Interest rates (libor)
	Gold		Currencies	Alumina	Total

Initial unrealized gains and (losses) at January 1, 2001	9	(8)	(4)	—	(3)
Change in the period	2	(36)	(4)	—	(38)
Gains and (losses) realized in the period	(4)	8	4	—	8

Unrealized gains and (losses) at December 31, 2001	7	(36)	(4)	—	(33)

Gain recognized upon consolidation of Alunorte	—	—	—	2	2
Financial settlement	(2)	24	3	1	26
Losses in the period	(22)	(68)	(2)	—	(92)
Effect of exchange rate changes	2	20	2	—	24

Unrealized gains and (losses) at December 31, 2002	(15)	(60)	(1)	3	(73)

Realized and unrealized gains and losses are included in our income statement under the following captions:

Gold – operating costs and expenses;
Interest rates – financial expenses;
Currencies – foreign exchange and monetary losses, net.

Final maturity dates for the above instruments are as follows:

Gold	December 2006
Interest rates (libor)	May 2007
Currencies	May 2005

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

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

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet effect included in financial income or expense. During the years ended December 31, 2002 and 2001 our use of such instruments was not significant.

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

Our affiliate Albras manages the risk of fluctuating aluminum prices using derivatives, allowing an average minimum profit level for future production and ensuring stable cash generation. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for aluminum. We account for Albras using the equity method.

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

The following entities prepare financial statements in US GAAP which are audited in accordance with auditing standards generally accept in the United States of America:

	Auditors	Years Audited	City	State	Country

Alumínio Brasileiro S.A. - ALBRAS	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Alumina do Norte do Brasil S.A. - ALUNORTE	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Vale do Rio Doce Alumínio S.A. - ALUVALE	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Bahia Sul Celulose S.A. (1)	KPMG	2000	SP	SP	Brazil
California Steel Industries, Inc.	KPMG LLP	2002, 2001, 2000	Orange County	CA	USA
Celulose Nipo-Brasileira S.A. - CENIBRA (1)	DTT	2000	BH	MG	Brazil
Navegação Vale do Rio Doce S.A. - DOCENAVE	DTT	2002, 2001, 2000	RJ	RJ	Brazil
DOCEPAR S.A.	DTT	2001, 2000	RJ	RJ	Brazil
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS	AA	2001, 2000	Vitória	ES	Brazil
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS	DTT	2002	Vitória	ES	Brazil
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	AA	2001, 2000	Vitória	ES	Brazil
Companhia Ìtalo-Brasileira de Pelotização - ITABRASCO	DTT	2002	Vitória	ES	Brazil
Companhia Coreano Brasileira de Pelotização - KOBRASCO	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Mineração Rio do Norte S.A.	AA	2001, 2000	RJ	RJ	Brazil
Mineração Rio do Norte S.A.	DTT	2002	RJ	RJ	Brazil
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Valesul Alumínio S.A.	KPMG	2002, 2001, 2000	RJ	RJ	Brazil
Companhia Siderúrgica Nacional (1)	AA	2000	RJ	RJ	Brazil
SIBRA Eletrosiderúrgica Brasileira S.A.	DTT	2002, 2001, 2000	Salvador	BA	Brazil

(1) Investments sold in 2001

In addition to the above the following entities prepare financial statements in Brazilian GAAP which are audited in accordance with auditing standards generally accepted in Brazil.

PricewaterhouseCoopers Auditores Independentes relies on such audits but is responsible for reviewing the US GAAP translation and, if applicable, US GAAP adjustments.

	Auditors	Years Audited	City	State	Country

Terminal Vila Velha S.A.	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Nova Era Silicon S.A.	DTT	2002, 2001, 2000	BH	MG	Brazil

AA - Arthur Andersen S/C (ceased business in 2002)
DTT - Deloitte Touche Tohmatsu
RJ - Rio de Janeiro MG - Minas Gerais
BH - Belo Horizonte
SP - São Paulo
ES - Espírito Santo
BA - Bahia

Report of Independent Accountants

To the Board of Directors and Stockholders of Vale Overseas Limited

In our opinion, the accompanying balance sheets and the related statements of income and changes in accumulated loss and of cash flows, present fairly, in all material respects, the financial position of Vale Overseas Limited (the “Company”) at December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
February 6, 2003

Vale Overseas Limited
Balance Sheets as of December 31
Expressed in thousands of United States dollars

	2002	2001

Assets

Current assets
Cash and cash equivalents	1	1
Advances to related parties
Rio Doce International Finance Ltd	678
Loans and advances to related parties
Itabira Rio Doce Ltd. - ITACO	8,122	—
Deferred costs related to long term debt	981	—

	9,782	1

Other assets
Loans to related parties
Itabira Rio Doce Ltd. - ITACO	300,000	—
Deferred costs related to long term debt	3,173	—

	303,173	—

TOTAL	312,955	1

Liabilities and stockholders’ equity

Current liabilities
Advances from related parties
Rio Doce International Finance Ltd	680	—
CVRD Overseas	2
Interest on long-term debt	8,122	—
Deferred income related to loans to related parties	981	—

	9,785	—

Long-term liabilities
Long-term debt	300,000	—
Deferred income related to loans to related parties	3,173	—

	303,173	—

Stockholders’ equity

Paid-in capital	1	1
Retained earnings	(4)	—

	(3)	1

TOTAL	312,955	1

See notes to financial statements

Vale Overseas Limited
Statement of Income and Changes in Accumulated Loss
For the year ended December 31
Expressed in thousands of United States dollars
(except number of shares and for share amounts)

2002

Interest income	21,811
Interest expense	(21,813)
General and administrative	(2)

Net loss	(4)

Accumulated loss
Beginning of year	—
Net loss	(4)

End of year	(4)

Basic loss per share	(0.00)
Weighted average number of common shares outstanding	1,000

See notes to financial statements

Vale Overseas Limited
Statement of Cash Flows
For the year ended December 31
Expressed in thousands of United States dollars

2002

Cash flows from operating activities:
Net loss	(4)
Decrease (increase) in assets:
Advances to related parties	(8,800)
Deferred costs related to long term debt	(4,154)
Loans to related parties	(295,773)
Increase (decrease) in liabilities:
Advances from related parties	682
Interest on long-term debt	8,122
Deferred costs related to loans to related parties	(73)
Long-term debt	300,000

Net cash provided by operating activities	—

Increase in cash and cash equivalents	—
Cash and cash equivalents, beginning of year	1

Cash and cash equivalents, end of year	1

See notes to financial statements

Vale Overseas Limited
Notes to the Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1	The Company and its operations

Vale Overseas Limited (the “Company”), located in the Cayman Islands, was constituted in April, 2001 as a special-purpose wholly owned subsidiary of Companhia Vale do Rio Doce (CVRD) and operates principally as a finance company.

2	Summary of significant accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). In preparing the financial statements, the use of estimates is required to account for certain assets, liabilities and transactions; actual results may vary from the estimates. Significant accounting practices are described below:

(a)	Income and expenses

Income and expenses are recognized on the accrual basis.

(b)	Income tax

The Company’s operations are exempt of taxes in the Cayman Islands.

(c)	Statement of cash flows

Short-term investments that have a ready market and maturity to the Company, when purchased, of 90 days or less are considered cash equivalents.

(d)	Loss per share

Basic loss per share are computed by dividing net loss by the weighted average number of shares outstanding during the year.

3	Cash and cash equivalents

Cash and cash equivalents were all denominated in U.S. dollars and were represented by short-term bank deposits.

4	Long-term debt

Long-term debt consists of 8.625% enhanced guaranteed notes due March 8, 2007, unconditionally guaranteed by CVRD.

The Company and CVRD registered the long-term debt under the U.S. Securities Act of 1933 to be declared effective for an offer to exchange the notes for a new issue of registered notes and for resale.

The loan obtained imposes certain limitations on the Company with respect to the incurrence of liens, indebtedness and mergers.

5	Related party transactions

At December 31, 2002 the long term loan receivable of US$ 300,000 thousand from Itabira International Company, a subsidiary of CVRD, has the same terms and maturities the long-term debt obtained in the same amount.

6	Stockholders’ equity

The authorized capital by the immediate parent company CVRD is US$ 1 thousand, composed of 1,000 shares of US$ 1.00 each.

* * * * *

INDEX TO AUDIT REPORTS FROM INDEPENDENT ACCOUNTANTS LISTED IN NOTE 20 TO THE
CONSOLIDATED FINANCIAL STATEMENTS OF COMPANHIA VALE DO RIO DOCE

Report of Deloitte Touche Tohmatsu dated January 17, 2003 with respect to the financial statements of Albras for the three years ended December 31, 2002	B-2

Report of Deloitte Touche Tohmatsu dated January 17, 2003 with respect to the financial statements of Alunorte for the three years ended December 31, 2002	B-3

Report of Deloitte Touche Tohmatsu dated January 17, 2003 with respect to the financial statements of Aluvale for the three years ended December 31, 2002	B-4

Report of KPMG Auditores Independentes dated February 6, 2001 with respect to the financial statements of Bahia Sul Celulose S.A. for the three years ended December 31, 2000	B-5

Report of KPMG LLP dated January 17, 2003 with respect to the financial statements of CSI for the three years ended December 31, 2002	B-6

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to the financial statements of Cenibra for the two years ended December 31, 2001	B-7

Report of Deloitte Touche Tohmatsu dated January 22, 2003 with respect to the financial statements of Docenave for the three years ended December 31, 2002	B-8

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to the financial statements of Docepar for the two years ended December 31, 2001	B-9

Report of Deloitte Touche Tohmatsu dated January 16, 2003 with respect to the financial statements of Hispanobras for the year ended December 31, 2002	B-10

Report of Arthur Andersen S/C dated January 24, 2002 with respect to the financial statements of Hispanobras for the three years ended December 31, 2001	B-11

Report of Deloitte Touche Tohmatsu dated January 16, 2003 with respect to the financial statements of Itabrasco for the year ended December 31, 2002	B-12

Report of Arthur Andersen S/C dated January 24, 2002 with respect to the financial statements of Itabrasco for the three years ended December 31, 2001	B-13

Report of Deloitte Touche Tohmatsu dated January 17, 2003 with respect to the financial statements of Kobrasco for the three years ended December 31, 2002	B-14

Report of Deloitte Touche Tohmatsu dated January 15, 2003 with respect to the financial statements of MRN for the year ended December 31, 2002	B-15

Report of Arthur Andersen S/C dated January 25, 2002 with respect to the financial statements of MRN for the two years ended December 31, 2001	B-16

Report of Deloitte Touche Tohmatsu dated January 17, 2003 with respect to the financial statements of Nibrasco for the three years ended December 31, 2002	B-17

Report of KPMG Auditores Independentes dated January 7, 2003 with respect to the financial statements of Valesul for the three years ended December 31, 2002	B-18

Report of Arthur Andersen S/C dated February 19, 2001 with respect to the financial statements of CSN for the two years ended December 31, 2000	B-19

Report of Deloitte Touche Tohmatsu dated January 20, 2003 with respect to the financial statements of Sibra for the three years ended December 31, 2002	B-20

Report of Deloitte Touche Tohmatsu dated January 17, 2003 with respect to the financial statements of TVV for the two years ended December 31, 2002	B-21

Report of Deloitte Touche Tohmatsu dated January 30, 2002 with respect to the financial statements of TVV for the two years ended December 31, 2001	B-22

Report of Deloitte Touche Tohmatsu dated January 17, 2003 with respect to the financial statements of Nova Era Silicon S.A. for the two years ended December 31, 2002	B-23

Report of Deloitte Touche Tohmatsu dated January 25, 2002 with respect to the financial statements of Nova Era Silicon S.A. for the two years ended December 31, 2001	B-24

Back to Contents

INDEPENDENT ACCOUNTANTS’ REPORT

To the Directors and Stockholders of
ALBRAS – Alumínio Brasileiro S.A.
Barcarena – PA

We have audited the accompanying balance sheets of ALBRAS – Alumínio Brasileiro S.A. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the three-year period ended December 31, 2002 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ALBRAS – Alumínio Brasileiro S.A. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

January 17, 2003

Back to Contents

INDEPENDENT ACCOUNTANTS’ REPORT

To the Directors and Shareholders
ALUNORTE – Alumina do Norte do Brasil S.A.
Bacarena – PA

We have audited the accompanying balance sheets of ALUNORTE – Alumina do Norte do Brasil S.A. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders’ equity and cash flows for the three-year period ended December 31, 2002 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Alunorte – Alumina do Norte do Brasil S.A. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

January 17, 2003

Back to Contents

INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors and Stockholders of
Vale do Rio Doce Alumínio S.A. – ALUVALE

We have audited the accompanying balance sheets of Vale do Rio Doce Alumínio S.A. – ALUVALE as of December 31, 2002 and 2001, and the related statements of operations, cash flows and changes in stockholders’ equity for each of the three-years in the period ended December 31, 2002 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Valesul Alumínio S.A. as of December 31, 2002, 2001 and 2000 and Mineraçâo Rio do Norte S.A. as of December 31, 2001 and 2000, the Company’s investment in which are accounted for by use of the equity method. The Company’s equity of US$39,131,000 and US$204,951,000 in the aforementioned affiliated companies’ net assets at December 31, 2002 and 2001, respectively, and of US$13,815,000, US$43,569,000 and US$47,861,000 in the companies’ net income for the years ended December 31, 2002, 2001 and 2000, respectively, are included in the accompanying financial statements. The financial statements of the above mentioned affiliated companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies is based solely on the reports of such other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Vale do Rio Doce Alumínio S.A. – ALUVALE as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three-years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

January 17, 2003

Back to Contents

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders of
Bahia Sul Celulose S.A.

We have audited the accompanying consolidated balance sheets of Bahia Sul Celulose S.A. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

/s/ KPMG Auditores Independentes

São Paulo, Brazil February 6, 2001

Back to Contents

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
California Steel Industries, Inc.:

We have audited the accompanying consolidated balance sheets of California Steel Industries, Inc. and subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of California Steel Industries, Inc. and subsidiary as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Orange County, California January 17, 2003

Back to Contents

INDEPENDENT AUDITORS’ OPINION

To the Shareholders and Directors of
Celulose Nipo-Brasileira S.A. – CENIBRA
Belo Orient/MG

We have audited the accompanying consolidated balance sheets of Celulose Nipo-Brasileira S.A. – CENIBRA as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders’ equity and of cash flows for the years then ended (all expressed in United States dollars). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celulose Nipo-Brasileira S.A. – CENIBRA and its subsidiaries as of December 31, 2001 and 2000, the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.

/s/ Deloitte Touche Tohmatsu

January 25, 2002

Back to Contents

INDEPENDENT ACCOUNTANTS’ REPORT

To
The Board of Directors and Stockholders of
Navegação vale do Rio Doce S.A. – DOCENAVE
Rio de Janeiro – RJ
Brazil

We have audited the accompanying consolidated balance sheets of Navegação Vale do Rio Doce S.A. – DOCENAVE and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations and changes in stockholders’ equity and comprehensive loss for the three-year period ended December 31, 2002 (all expressed in United States dollars). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the affiliated company, Wilsea Shipping, Inc., the Company’s investment in which is accounted for by use of the equity method until March 31, 2002, date on which the affiliated company was closed and liquidated. The Company’s equity of US$647,000 in the aforementioned affiliated company’s net assets at December 31, 2001, and net loss of US$3,000 and US$610,000 and net income of US$13,984,000 in that company’s net income (loss) for the period ended March 31, 2002 and for the years ended December 31, 2001 and 2000, respectively, are included in the accompanying financial statements. The financial statements of the above mentioned affiliated company were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the reports of such other auditors.

We conducted our audits in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared solely to enable the Parent Company to prepare its consolidated financial statements and not to report on the Navegação Vale do Rio Doce S.A. – DOCENAVE as a separate entity.

The statements of cash flows for the year ended December 31, 2002 and 2001 and the notes to the financial statements have not been presented; which we have believe are required to be presented in conformity with accounting principles generally accepted in the United States of America.

In our opinion, based on our audits and the report of other auditors, with the exception of the matter described in the preceding paragraph, the accompanying financial statements referred to above presented fairly, in all material respects, the financial position of VALE DO RIO DOCE NAVEGÃÇAO S.A. – DOCENAVE as of December 31, 2002 and 2001, and the results of its operation for the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

January 22, 2003

Back to Contents

INDEPENDENT AUDITORS’ OPINION

To
The Board of Directors and Stockholders of
DOCEPAR S.A.
Rio de Janeiro – RJ
Brazil

We have audited the accompanying balance sheets of DOCEPAR S.A. as of December 31, 2001 and 2000 and the related statements of operations, cash flows and changes in stockholders’ deficiency for the years then ended (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the affiliated company, Companhia Siderúrgica Nacional, the Company’s investment which was sold during the year 2000 and was accounted for by use of the equity method. The Company’s gain related to the aforementioned affiliated company was US$4,189,000 and US$3,328,000 for the year ended December 31, 2000 and 1999, respectively. The financial statements of the above-mentioned affiliated company were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the reports of such other auditors.

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

/s/ Deloitte Touche Tohmatsu

January 25, 2002

Back to Contents

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Companhia Hispano-Brasileira de Pelotização – HISPANOBRAS:
Vitória – Brazil

1.	We have audited the accompanying balance sheets of Companhia Hispano-Brasileira de Pelotização – HISPANOBRAS, as of December 31, 2002, and the related statements of income and other comprehensive losses, changes in stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the financial statements present fairly, in all material respects, the financial position of Companhia Hispano-Brasileira de Pelotização – HISPANOBRAS as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

January 16, 2003

Back to Contents

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

“This report is a copy of the previously issued report and Arthur Andersen S/C has not reissued the report”.

To the Stockholders of
Companhia Hispano-Brasileira de
Pelotização – HISPANOBRÁS:

(1) We have audited the accompanying balance sheets of COMPANHIA HISPANO-BRASILEIRA DE PELOTIZAÇÃO – HISPANOBRAS (a Brazilian corporation and a subsidiary of Companhia Vale do Rio Doce), translated into U.S. dollars, as of December 31, 2001 and 2000, and the related translated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

(3) These translated financial statements have been prepared as the basis for application of the equity method by its stockholders and, accordingly, they translate the assets, liabilities, stockholders’ equity and revenues and expenses of Companhia Hispano-Brasileira de Pelotização – Hispanobrás for that purpose, as explained in Note 2.

(4) In our opinion financial statements referred to in paragraph 1 present fairly, in all material respects, and for the purpose described in the preceding paragraph, the financial position of Companhia Hispano-Brasileira de Pelotização – Hispanobrás as of December 31, 2001 and 2000, and the results of its operations, the changes in its stockholders’ equity and its cash flows for the years ended December 31,2001, 2000 and 1999, in conformity with generally accepted accounting principles in the United States of America.

Rio de Janeiro, Brazil,

/s/ Arthur Andersen S/C

January 24, 2002

Back to Contents

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Companhia Ítalo-Brasileira de Pelotização – ITABRASCO
Vitória – Brazil

We have audited the accompanying balance sheets of Companhia Ítalo-Brasileira de Pelotização – ITABRASCO, as of December 31, 2002, and the related statements of income and other comprehensive losses, changes in stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements present fairly, in all material respects, the financial position of Companhia Ítalo-Brasileira de Pelotização – ITABRASCO as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

January 16, 2003

Back to Contents

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

“This report is a copy of the previously issued report and Arthur Andersen S/C has not reissued the report”.

To the Stockholders of

Companhia Italo-Brasileira de
Pelotização – ITABRASCO:

(1) We have audited the accompanying balance sheets of COMPANHIA ITALO-BRASILEIRA DE PELOTIZAÇAO – ITABRASCO (a Brazilian corporation and a subsidiary of Companhia Vale do Rio Doce), translated into US dollars, as of December 31, 2001 and 2000, and the related translated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

(2) We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis,evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) These translated financial statements have been prepared as the basis for application of the equity method by its stockholders and, accordingly, they translate the assets, liabilities, stockholders’ equity and revenues and expenses of Companhia Italo-Brasileira de Pelotização – Itabrasco for that purpose, as explained in Note 2.

(4) In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, and for the purpose described in the preceding paragraph, the financial position of Companhia Italo-Brasileira de Pelotização – Itabrasco as of December 31, 2001 and 2000, and the results of its operations, the changes in its stockholders’ equity and its cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with generally accepted accounting principles in the United States of America.

Rio de Janeiro, Brazil,

/s/ Arthur Andersen S/C

January 24, 2002

Back to Contents

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Companhia Coreano-Brasileira de Pelotização – KOBRASCO
Vitória, Brazil

1.	We have audited the accompanying consolidated balance sheets of Companhia Coreano–Brasileira de Pelotização – KOBRASCO as of December 31, 2002 and 2001, and the related consolidated statements of income and other comprehensive losses, changes in stockholders’ equity and cash flows for the three-year period ended December 31, 2002 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our report dated January 18, 2002, we expressed an opinion that the 2001 financial statements did not present fairly the financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America, because the Company did not record an allowance for losses in the amount of US$24,758 thousand as of December 31, 2001, in respect of recoverable value added tax (ICMS) credits raised from purchase of raw materials and other supplies since such realization is uncertain. As described in note 15 to the consolidated financial statements, the Company has recorded the allowance and has restated its 2001 financial statements to conform with accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the restated 2001 financial statements, as expressed herein, is different from that expressed in our prior report on the previously issued 2001 financial statements.

4.	In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Coreano–Brasileira de Pelotização – KOBRASCO as of December 31, 2002 and 2001, and the consolidated results of its operations and cash flows for the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

January 17, 2003

/s/ Deloitte Touche Tohmatsu

Back to Contents

INDEPENDENT AUDITOR’S REPORT

To the Stockholders and Board of Directors of
Mineração Rio do Norte S.A.
Oriximiná – PA

(1)	We have audited the accompanying balance sheet of Mineração Rio do Norte S.A. (a Brazilian corporation), as of December 31, 2002, and the related statements of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

(2)	We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

(3)	In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of Mineração Rio do Norte S.A. as of December 31, 2002, and the results of its operations, changes in its stockholders’ equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 15, 2003.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

“The report is a copy of the previously issued report and Arthur Andersen S/C has not reissued the report.”

To the Stockholders and Board of Directors of
Mineração Rio do Norte S.A.:

(1) We have audited the accompanying balance sheets of MINERAÇÃO RIO DO NORTE S.A. (a Brazilian corporation), translated into US dollars, as of December 31, 2001 and 2000, and the related translated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

(2) We did not audit the financial statements of the associated company Alunorte – Alumina do Norte do Brasil S.A. as of December 31, 2001 and 2000. This investment represents 4% of the total assets (3% in 2000) and -1% of the net income (7% in 2000). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

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

(4) These translated financial statements have been prepared as the basis for application of the equity method by the Company’s stockholders and, accordingly, they translate the assets, liabilities, stockholders’ equity and revenues and expenses of Mineração Rio do Norte S.A. for that purpose, as explained in Note 2.

(5) In our opinion, based on our audits and on the report of other auditors, as mentioned in paragraph (2), the financial statements referred to in paragraph (1) present fairly, in all material respects, and for the purpose described in the preceding paragraph, the financial position of Mineração Rio do Norte S.A. as of December 31, 2001 and 2000, and the results of its operations, the changes in its stockholders’ equity and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

/s/ Arthur Andersen S/C

Rio de Janeiro, Brazil, January 25, 2002.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Companhia Nipo-Brasileira de Pelotização – NIBRASCO
Vitória – Brazil

1.	We have audited the accompanying balance sheets of Companhia Nipo-Brasileira de Pelotização – NIBRASCO as of December 31, 2002 and 2001, and the related statements of income and other comprehensive losses, changes in stockholders’ equity and cash flows for the three-year period ended December 31, 2002 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Companhia Nipo-Brasileira de Pelotização – NIBRASCO as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

January 17, 2003

Back to Contents

INDEPENDENT AUDITORS’ REPORT

The Board of Directors of
Valesul Alumínio S.A.

We have audited the accompanying balance sheets of Valesul Alumínio S.A. (the Company) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders’ equity and comprehensive income/loss and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valesul Alumínio S.A. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

As more fully described in Notes 7 and 10 to the financial statements, the Company has adjusted its property, plant and equipment and deferred income taxes accounting balances as a result of corrections of errors. Consequently, the Company’s financial statements for 2000 referred to above have been restated to conform with these adjustments.

January 7, 2003

Rio de Janeiro, Brazil

/s/ KPMG Auditores Independentes

Back to Contents

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

“This report is a copy of the previously issued report and Arthur Andersen S/C has not reissued the report.”

To the Board of Directors and Stockholders of
Companhia Siderúrgica Nacional

1.	We have audited the accompanying consolidated balance sheets of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation) and its subsidiaries (the “Company”) as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	The financial statements of the affiliate CVRD – Companhia Vale do Rio Doce as of December 31, 2000 and 1999 were audited by other auditors. As of December 31, 2000 this asset represents 14% of the total assets and 28% of the net income (15% and 21% respectively as of December 31, 1999). Our opinion on such asset is based solely on the report of other auditors.

3.	We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

4.	In our opinion, based on our audits and the report of other auditors for the years ended December 31, 2000 and 1999 as mentioned in paragraph (2) above, the consolidated financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

/s/ Arthur Andersen S/C

Rio de Janeiro, Brazil, February 19, 2001 (except for Notes 7, 9 and 21, as to which the date is June 19, 2001).

Back to Contents

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Administrative Council and Directors of
SIBRA ELETROSIDERÚRGICA BRASILEIRA S.A.
Simões Filho – BA

1.	We have audited the accompanying consolidated balance sheets of SIBRA – ELETROSIDERÚRGICA BRASILEIRA S.A. and Subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss) and cash flows consolidated for the three years ended in the period December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based, on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SIBRA – ELETROSIDERÚRGICA BRASILEIRA S.A. and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the three years ended in the period December 31, 2002, in conformity with accounting principles generally accepted in the United States of America

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU Auditores Independentes Salvador — Brazil

January 20, 2003

Back to Contents

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ OPINION

To the
Stockholders and Board of Directors of
TVV – Terminal de Vila Velha S.A.
Vitória – ES

1.	We have audited the balance sheets of TVV – Terminal de Vila Velha S.A. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Brazil, which included: (a) planning the audit, considering the materiality of the balances, the volume of transactions and the Company’s accounting and internal control systems; (b) examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements; and (c) the assessment of the accounting principles used and of the significant estimates made by the Company’s management, as well as the presentation of the financial statements taken as a whole.

3.	In our opinion, the financial statements referred to the first paragraph present fairly, in all material respects, the financial position of TVV –Terminal de Vila Velha S.A. as of December 31, 2002 and 2001, and the results of its operations, the changes in its stockholders’ equity and the changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4.	The translation into English has been made solely for the convenience of readers outside Brazil.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, January 17, 2003

Back to Contents

INDEPENDENT AUDITORS’ OPINION

To the Stockholders and Board of Directors of
TVV – Terminal de Vila Velha S.A.

Vitória – ES

We have audited the balance sheets of TVV – Terminal de Vila Velha S.A. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders’ equity and changes in financial position for the years then ended (all expressed in Brazilian Reais). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Brazil, which included: (a) planning the audit, considering the materiality of the balances, the volume of transactions and the Company’s accounting and internal control systems; (b) examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements; and (c) the assessment of the accounting principles used and of the significant estimates made by the Company’s management, as well as the presentation of the financial statements taken as a whole.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of TVV –Terminal de Vila Velha S.A. as of December 31, 2001 and 2000, and the results of its operations, the changes in its stockholders’ equity and the changes in its financial position for the years then ended, in conformity with Brazilian corporate law.

The translation of the financial statements into English have been made solely for the convenience of readers outside of Brazil.

/s/ Deloitte Touche Tohmatsu

Vitória, January 30, 2002

Back to Contents

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of
Nova Era Silicon S.A.
Belo Horizonte – MG

1.	We have audited the accompanying balance sheets, expressed in Brazilian Reais of Nova Era Silicon S.A. as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	Except for the matter mentioned in paragraph 3, we conducted our audits in accordance with generally accepted auditing standards in Brazil which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions, and the accounting and internal control system of the Company, (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements, and (c) evaluation of the accounting practices used and significant estimates adopted by management of the company, as well as the overall financial statement presentation.

3.	Through December 31, 2001, the Company calculated depletion on certain of its forests, which net balance was R$3,257,000 as of December 31, 2001, at the annual linear rate of 10% (straight line method). Brazilian accounting practices require that forest depletion be calculated based on the volume of extracted wood in proportion to the total forest potential, applied to the total formation cost. The effects of this departure from accounting practices could not be estimated as of December 31, 2001. In 2002, the Company took a forest inventory and recorded the adjustment corresponding to the volume of wood extracted in prior years, in the amount of R$2,212,000, in the retained earnings account, in shareholders’ equity. It was not possible to estimate the specific effects related to the year ended December 31, 2001.

4.	As of December 31, 1999, the Company elected to adopt Resolution n° 294, issued by the Brazilian Securities Commission – CVM, and recorded deferred charges, the net loss on exchange variations for the three-month period ended March 31, 1999. As required by Brazilian accounting practices, exchange losses should be charged to expense in the period in which they were incurred. Accordingly, net income for the year ended December 31, 2002 is understated by R$2,066,000 (R$2,066,000 in 2001) and permanent assets and shareholders’ equity are overstated by R$2,066,000, only as of December 31, 2001.

5.	In our opinion, the balance sheet as of December 31, 2002 presents fairly, in all material respects, the financial position of Nova Era Silicon S.A. as of December 31, 2002. In our opinion, except for the effects of the deferral of exchange losses mentioned in paragraph 4 above, the statements of income, changes in shareholders’ equity and changes in financial position for the year ended December 31, 2002, present fairly, in all material respects, the results of its operations, the changes in shareholders’ equity, and the changes in its financial position for the year then ended in accordance with accounting practices established by Brazilian corporate law.

6.	In our opinion, except for the effects, not measured, of the matter mentioned in paragraph 3 and for the effects of the matter mentioned in paragraph 4, the financial statements referred in the first paragraph present fairly, in all material respects, the financial position of Nova Era Silicon S.A. as of December 31, 2001, and the results of its operations, the changes in its stockholders’ equity and the changes in its financial position for the year then ended in accordance with accounting practices established by Brazilian corporate law.

7.	The translation of the financial statements into English has been made solely for the convenience of readers outside Brazil.

/s/ Deloitte Touche Tohmatsu

January 17, 2003

Back to Contents

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of
Nova Era Silicon S.A.
Belo Horizonte – MG

1.	We have audited the accompanying balance sheets of Nova Era Silicon S.A. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders’ equity, and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
2.	Except for the matter mentioned in the third paragraph, we conducted our audits in accordance with generally accepted auditing standards in Brazil, which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions, and the accounting and internal control system of the Company; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) evaluation of the accounting practices used and significant estimates adopted by management of the company, as well as the overall financial statement presentation.
3.	The Company has calculated the depletion of some of its forests, whose net balance as of December 31, 2001 was R$3.257 thousand (R$3.760 thousand at 2000), at a 10% annual rate (straight line method). As required by accounting principles, depletion of forests should be calculated based on the volume of timber that has been extracted in proportion to total potential volume, applied to total cost. We are unable to measure the effects arising from the adoption of such a procedure as of December 31, 2001 and 2000.
4.	As of December 31, 1999, the Company elected to adopt Resolution n 294, issued by the Brazilian Securities and Exchange Commission – CVM, and recorded in its deferred assets the net loss on exchange variation for the three-month period ended March 31, 1999. As required by accounting principles, exchange variation should be charged to expenses in the period in which they were incurred. Consequently, permanent assets and stockholders’ equity as of December 31, 2001 were overstated by R$2.066 thousand (R$4.218 thousand in 2000), and net income for the year then ended was understated by R$2.062 thousand (R$2.062 thousand in 2000), related to the respective amortization.
5.	In our opinion, except for the effects, if any, of the matter mentioned in the third paragraph and for the effects of the matter mentioned in the fourth paragraph, the financial statements referred to in the first paragraph fairly present fairly, in all material respects, the financial position of Nova Era Silicon S.A. as of December 31, 2001 and 2000, and the results of its operations, the changes in its stockholders’ equity and the changes in its financial position for the years then ended, in conformity with accounting principles established by Brazilian corporate law.
6.	The translation of the financial statements into English have been made solely for the convenience of readers outside of Brazil.

/s/ Deloitte Touche Tohmatsu

January 25, 2002