Form 20-F
period 2004-12-31
VALLEY OF THE RIO DOCE CO
filed 2005-06-02
CIK 917851

As filed with the Securities and Exchange Commission on June 2, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004
Commission file number: 001-15030

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

The number of outstanding shares of each class of stock of CVRD as of December 31, 2004 was:

735,803,919 common shares, no par value per share
415,715,785 preferred class A shares, no par value per share
3 golden shares, no par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑            No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐            Item 18 ☑

 i

(cont’d.)

		Page
	Taxation	119
	Documents on Display	123
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	123
	Interest Rate and Exchange Rate Risk	124
	Products Price Risk	127
	Credit Risk	129
Item 12.	Description of Securities Other than Equity Securities	129

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	129
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	129
Item 15.	Controls and Procedures	129
	Evaluation of Disclosure Controls and Procedures	129
	Changes in Internal Controls	130
Item 16A.	Audit Committee Financial Expert	130
Item 16B.	Code of Ethics	130
Item 16C.	Principal Accountant Fees and Services	130
	Principal Accountant Fees	130
	Audit Committee Pre-Approval Policies and Procedures	131
Item 16D.	Exemptions from the Listing Standards for Audit Committees	131
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	131

PART III

Item 17.	Financial Statements	131
Item 18.	Financial Statements	131
Item 19.	Exhibits	131
Signatures		133
Index to Consolidated Financial Statements		F-1
EX-1.1: BYLAWS
EX-8: LIST OF SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-12.3: CERTIFICATION
EX-12.4: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION
EX-14.1: CONSENT OF PRICEWATERHOUSECOOPERS
EX-14.2: CONSENT OF TREVISAN
EX-14.3: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.4: CONSENT OF TREVISAN
EX-14.5: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.6: CONSENT OF KPMG LLP
EX-14.7: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.8: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.9: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.10: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.11: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.12: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.13: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.14: CONSENT OF KPMG AUDITORES INDEPENDENTES
EX-14.15: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.16: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.17: CONSENT OF PINCOCK, ALLEN & HOLT

ii

GLOSSARY

Alumina	Aluminum oxide. It is extracted from bauxite in a chemical refining process and is the principal raw material in the electro-chemical process from which aluminum is produced.

Anthracite	The hardest coal type which contains a high percentage of fixed carbon and a low percentage of volatile matter. Anthracite is the highest rank coal and it contains approximately 90% fixed carbon, more than any other form of coal. Anthracite has a semi-metallic luster and is capable of burning with little smoke. Mainly used for metallurgical purposes.

Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.

Beneficiation	The process of separating, concentrating and classifying ore by particle size or some other characteristic (e.g., specific gravity, magnetic susceptibility, surface chemistry, etc.) in order to obtain the mineral or metal of interest.

Coal	Coal is a black or brownish-black solid combustible substance formed by the decomposition of vegetable matter without access to air. The rank of coal, which includes anthracite, bituminous coal (both are called hard coal), subbituminous coal, and lignite, is based on fixed carbon, volatile matter, and heating value.

Coke	It is a coking coal beneficiation product essential in transforming iron ore into pig iron.

Coking Coal	A bituminous hard coal with a quality that allows the production of coke suitable to support a blast furnace charge. Normally used in coke ovens for metallurgical purposes (production of pig iron).

Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.

Copper	A reddish brown metallic element. Copper is remarkably conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.

Copper Concentrate	Material produced by concentration of copper minerals contained in the copper ore. It is the raw material used by the smelters to produce copper metal.

DR	Direct Reduction. Process that removes oxygen from iron ore by using natural gas. The resulting product has an iron content of 90% to 92%.

DRI	Direct Reduced Iron. Iron ore (lump or pellets) converted by the Direct Reduction process, used mainly as a scrap substitute in electric furnace steel making.

DWT	Deadweight ton. The measurement unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel’s total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Fe unit	A measure of the iron content in the iron ore that is equivalent to 1% iron content in 1 ton of iron ore.

Ferroalloys	Ferroalloys are alloys of iron that contain one or more other chemical elements. These alloys are used to add these other elements into molten metal, usually in steel making. The principal ferroalloys are those of chromium, manganese, and silicon. Manganese is essential to the production of virtually all steels and is important in the production of cast iron.

FOB	Free on Board. It indicates that the purchaser pays for shipping, insurance and all the other costs associated with transportation of the goods to their destination.

Gold	A precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.

Grade	The proportion of metal or mineral present in ore or any other host material.

HBI	Hot Briquetted Iron. Direct reduced iron that has been processed into briquettes. Because DRI (direct reduced iron) may spontaneously combust during transportation, HBI is preferred when the metallic material must be stored or moved.

Kaolin	A fine white aluminum silicate clay used as a coating agent, filler, extender and absorbent in the paper, ceramics and pharmaceutical industries.

Lump ore	Iron ore or manganese ore with the coarsest particle size in the range of 6.35 mm to 50 mm diameter, but varying slightly between different mines and ores.

Manganese ore	A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganate.

Methanol	An alcohol fuel largely used in the production of chemical and plastic compounds.

Mineral deposit(s) or mineralized material(s)	Refers to a mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work. The mineral deposit does not qualify as an ore body until it can be legally and economically extracted at the time of ore reserve determination.

Nickel	A silvery white metal that takes on a high polish. It is hard, malleable, ductible, somewhat ferromagnetic, and a fair conductor of heat and electricity. It belongs to the iron-cobalt group of metals and is chiefly valuable for the alloys it forms, such as stainless steel and other corrosion-resistant alloys.

Ntk	Net tons (the weight of the goods being transported excluding the weight of the wagon) per kilometer.

Open pit mining	The extraction method by which surface or barren rock is removed so that ore may be removed using power shovels, front-end loaders, hydraulic excavators, draglines, etc.

Oxides	Compounds of oxygen with another element. For example, magnetite is an oxide mineral formed by the chemical union of iron with oxygen.

Pellet feed (Ultra-fine)	Ultra-fine (less than 0.15 mm) iron ore particles generated by the mining, grading, handling and transporting of iron ore. This material is aggregated into pellets through an agglomeration process.

Pellets	Agglomerated ultra-fine iron ore particles of a size and quality suitable for particular steel making processes. Our pellets range in size from 8 mm to 18 mm.

Pig iron	Melted iron produced in a blast furnace.

Potash	A potassium chloride compound, chiefly KCl, used as simple fertilizer and in the production of mixture fertilizer.

Primary Aluminum	White metal that is obtained in the electro-chemical process of reduction of the aluminum oxide.

Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proven (measured) reserves	Reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (2) grade and/or quality are computed from the results of detailed sampling; and (3) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reserve	Refers to that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Run-of-mine	Ore in its natural (unprocessed) state, as mined, without having been crushed.

Seaborne market	Comprises the total ore trade (exports) between countries using ocean bulk vessels.

Sinter feed (Fines)	Refers to iron ore with particles in the range of 0.15 mm to 6.35 mm diameter. Suitable for sintering.

Sintering	Refers to the agglomeration of small particles into a coherent mass by heating without melting.

Slabs	The most common type of semi-finished steel. Traditional slabs measure 10 inches thick and 30-85 inches wide (and average approximately 20 feet long), while the output of the recently developed “thin slab” casters is approximately two inches thick. Subsequent to casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.

Thermal Coal	Refers to the type of hard coal that is suitable to energy generation after its steaming properties (for use in thermal power stations).

Ton	Metric ton, equaling 1,000 kilograms.

Troy ounce	One troy ounce equals 31.103 grams.

Underground Mining	Mineral exploitation in which extraction operations are carried out beneath the earth’s surface.

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

     Our financial statements and the other financial information appearing in this annual report have been translated from Brazilian reais into U.S. dollars on the basis explained in Note 3 to our financial statements unless we indicate otherwise.

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

     Reference to “BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian National Development Bank.

PRESENTATION OF INFORMATION CONCERNING RESERVES

     The estimates of the proven and probable reserves at our mines and the estimates of mine life, as of December 31, 2004, included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. We derived estimates of mine life described in this annual report from such reserve estimates. We have adjusted ore reserve estimates for extraction losses and metallurgical recoveries during extraction for manganese ore and bauxite deposits. Our reserve estimates of iron ore, kaolin, copper and potash are reported as in situ tons with adjustments for dilution and mining losses. See Item 3. Key Information—Risk Factors—Risks Relating to Our Business for a description of risks relating to reserves and reserves estimates. We have retained Pincock, Allen & Holt to audit and verify most of our estimates of proven and probable reserves as of December 31, 2004.

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

	For the year ended December 31,
	2000		2001		2002		2003		2004
	(in millions of US$)
Statement of Income Data
Net operating revenues	US$	3,935	US$	3,935	US$	4,123	US$	5,350	US$	8,066
Cost of products and services		(2,429)		(2,272)		(2,263)		(3,128)		(4,081)
Selling, general and administrative expenses		(225)		(241)		(224)		(265)		(452)
Research and development		(48)		(43)		(50)		(82)		(153)
Employee profit sharing plan		(29)		(38)		(38)		(32)		(69)
Other expenses		(180)		(379)		(119)		(199)		(188)

Operating income		1,024		962		1,429		1,644		3,123

Non-operating income (expenses):
Financial income (expenses)		(107)		(200)		(248)		(249)		(589)
Foreign exchange and monetary losses, net		(240)		(426)		(580)		242		65
Gain on sale of investments		54		784		—		17		404

Subtotal		(293)		158		(828)		10		(120)

Income before income taxes, equity results and minority interests		731		1,120		601		1,654		3,003

Income taxes benefit (charge)		32		218		149		(297)		(749)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments		322		(53)		(87)		306		542
Minority interests		1		2		17		(105)		(223)
Change in accounting practice for asset retirement obligations		—		—		—		(10)		—

Net income	US$	1,086	US$	1,287	US$	680	US$	1,548	US$	2,573

Total cash paid to shareholders(1)	US$	246	US$	1,066	US$	602	US$	675	US$	787

(1)	Total cash paid to shareholders consists of cash paid during the period in respect to interest on shareholders’ equity and dividends.

	For the year ended December 31,
	2000 (1)		2001 (1)		2002 (1)		2003 (1)		2004
	(in US$ except recorded dividends and interest on shareholders’
	equity per share in Brazilian reais and share numbers)
Per Share Data – Earnings and Dividends
Basic earnings per Common and Preferred Class A Share(2)	US$	0.94	US$	1.11	US$	0.59	US$	1.34	US$	2.23
Diluted Earnings per Common and Preferred Class A Share (2)	US$	0.94	US$	1.11	US$	0.59	US$	1.34	US$	2.23
Distributions on shareholders’ equity per share in US$(3)	US$	0.22	US$	0.88	US$	0.56	US$	0.59	US$	0.68
Distributions on shareholders’ equity per share in Brazilian reais(3)		R$0.39		R$1.88		R$1.66		R$1.68		R$1.95
Weighted average number of shares outstanding (in thousands):
Common shares(2)		749,949		749,592		749,592		734,804		735,804
Preferred class A shares(2)		404,751		405,126		405,126		415,713		415,716

Total		1,154,700		1,154,718		1,154,718		1,151,517		1,151,520

(1)	In August 2004, a three for one stock split was carried out. Share and per-share amounts are provided after giving effect to the stock split.

(2)	Each common American depositary share represents one common share and each preferred American depositary share represents one preferred class A share.

(3)	Our distributions to shareholders may take the form of dividends or of interest on shareholders’ equity. From 1997 to 2003, all distributions were in the form of interest on shareholders’ equity. In 2004, part of the distribution was made in the form of interest on shareholders’ equity and part as dividends. The amount shown represents distributions paid during the year.

	At December 31,
	2000		2001		2002		2003		2004
	(in millions of US$)
Balance Sheet Data
Current assets	US$	2,502	US$	2,638	US$	2,589	US$	2,474	US$	3,890
Property, plant and equipment, net		3,955		3,813		3,297		6,484		9,063
Investments in affiliated companies and joint ventures and other investments		1,795		1,218		732		1,034		1,159
Other assets		1,543		1,839		1,337		1,442		1,603

Total assets	US$	9,795	US$	9,508	US$	7,955	US$	11,434	US$	15,715

Current liabilities		2,136		1,921		1,508		2,253		2,455
Long-term liabilities (1)		1,061		772		774		1,201		1,867
Long-term debt (2)		2,020		2,170		2,359		2,767		3,214

Total liabilities		5,217		4,863		4,641		6,221		7,536

Minority interest		9		5		27		329		788

Shareholders’ equity:
Capital stock		1,927		2,211		2,446		2,869		3,209
Additional paid-in capital		498		498		498		498		498
Reserves and retained earnings		2,144		1,931		343		1,517		3,684

Total shareholders’ equity		4,569		4,640		3,287		4,884		7,391

Total liabilities and shareholders’ equity	US$	9,795	US$	9,508	US$	7,955	US$	11,434	US$	15,715

(1)	Excludes long-term debt.

(2)	Excludes current portion and long-term loans from related parties. At December 31, 2004, we had extended guarantees for borrowings of joint ventures and affiliated companies in an aggregate amount of US$ 7 million. These contingent liabilities do not appear on the face of our consolidated balance sheets, but are disclosed in Note 18 to our consolidated financial statements.

EXCHANGE RATES

     The Central Bank of Brazil (the “Central Bank”) allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see Item 3. Key Information—Risk Factors—Risks Relating to Brazil.

     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated. Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate prior to March 14, 2005.

     The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

			Average for
Year ended December 31,	Period-end		Period (1)		Low		High
2000	R$	1.955	R$	1.835	R$	1.723	R$	1.985
2001		2.320		2.353		1.936		2.801
2002		3.533		2.998		2.271		3.955
2003		2.889		3.060		2.822		3.662
2004		2.654		2.917		2.654		3.205

Month
December 2004	R$	2.654			R$	2.654	R$	2.787
January 2005		2.625				2.625		2.722
February 2005		2.595				2.562		2.632
March 2005		2.666				2.601		2.762
April 2005		2.531				2.520		2.660
May 2005		2.394				2.378		2.515

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period. Source: Central Bank of Brazil.

     On May 31, 2005, the selling rate was R $2.4038 per US$ 1.00.

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

     Driven primarily by strong demand from Chinese steel makers, together with a modest expansion in other markets, the global seaborne iron ore market experienced high demand and rising iron ore and pellet prices in 2004. We cannot guarantee the length of time that demand will remain at current high levels or the direction of future prices. Sustained declines in world contract prices or sales volumes for iron ore could have a material adverse effect on our revenues.

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

Demand for iron ore and pellets in peak periods may outstrip our production capacity, rendering us unable to satisfy customer demand.

     Our ability to rapidly increase production capacity to satisfy increases in demand for iron ore is limited. In periods when customer demand exceeds our production capacity, we generally satisfy excess customer demand by reselling iron ore and pellets purchased from joint ventures or third parties. If we are unable to satisfy excess customer demand by purchasing from joint ventures or third parties, we may lose customers. Similarly, because it takes time to increase production capacity, we may fail to complete our iron ore expansion projects in time to take advantage of the current high levels of worldwide demand for iron ore. In addition, operating at or above full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our mines, railroads and ports.

Aluminum and copper are actively traded on world commodity exchanges and their prices are subject to significant fluctuations.

     Aluminum and copper are sold in an active world market and traded on commodity exchanges, such as the London Metals Exchange and the Commodity Exchange, Inc. Prices for these metals are subject to wide fluctuations and are affected by many factors, including actual and expected international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others, and actions of participants in the commodity markets. Prices for these metals are more volatile than iron ore and pellet prices because they respond more quickly to actual and expected changes in market conditions.

     Commencement of our copper operations will expose us to new risks.

     In 2004, we began producing and marketing copper concentrate from our Sossego mine in Carajás. Copper is a new business for CVRD. Risks involved with our entrance into the copper business include, but are not limited to:

•	copper concentrate is sold at prices determined by reference to copper prices on the London Metals Exchange, which are more volatile than prices in our iron ore and pellet businesses;

•	we may experience higher than expected treating and refining costs that decrease our margins;

•	due to our lack of experience in the copper industry, we may face operational difficulties leading to high operating costs;

•	capacity increases by other copper producers may place downward pressure on copper prices; and

•	we may encounter unexpected setbacks in expanding our copper operations due to construction delays or difficulties obtaining required environmental licenses.

Brazilian export products (e.g., grain and steel) could lose their international competitiveness, reducing the internal demand for logistics services.

     The Brazilian agriculture and steel industries are currently the primary drivers of demand for our logistics services. In 2004, approximately 78.8% of our logistics revenues were attributable to these markets. A reduction in world demand for Brazilian steel or agriculture exports could reduce demand for our logistics services and harm the profitability of our logistics business.

Adverse economic developments in our principal markets, especially China, could reduce demand for our products, leading to lower revenues and profitability.

     The world economy is the primary driver of demand in the global seaborne market for iron ore and pellets. In recent years, China has been the main driver of our sales increases. In 2004, 16.0% of our iron ore and pellet gross revenues were attributable to customers in China, and customers in China accounted for 11.7% of our total consolidated gross operating revenues. During the same period, 14.1% of our consolidated gross revenues were attributable to customers from Asian countries other than China and 30.1% were attributable to sales to European customers. A weakened global economy or a weakened economy in specific markets where we sell our products, such as China, could reduce demand, leading to lower revenues and profitability.

Our reserve estimates may be materially different from mineral quantities that we may actually recover, our estimates of mine life may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain ore reserves or mineral deposits uneconomical to mine.

     Our reported ore reserves and mineral deposits are estimated quantities of ore and minerals that have the potential to be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering is a subjective process of estimating underground deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates. Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors. For example, fluctuations in the market price of metals, reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of reserves.

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

Even if we discover mineral deposits, we remain subject to drilling and production risks, which could adversely affect the mining process.

     Once we discover mineral deposits, it can take us a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. It takes substantial time and expenditures to:

•	establish ore reserves through drilling;

•	determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•	obtain environmental and other licenses;

•	construct mining and processing facilities for greenfield properties; and

•	obtain the ore or extract the metals from the ore.

     If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.

     We face rising extraction costs over time as reserves deplete.

     Reserves are gradually depleted in the ordinary course of a given mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer and pits become steeper. As a result, over time, we usually experience rising unit extraction costs with respect to each mine. Several of our mines have operated for long periods, and we will likely experience rising extraction costs per unit in the future at these operations.

     An increase in fuel costs may adversely affect our business.

     Our operations rely heavily on fuel sources. Fuel and gas represented 11% of our cost of goods sold in 2004. Fuel costs are a major component of our total costs in our logistics and pellets businesses, and indirectly affect numerous other areas of our business, including our mining and aluminum-related businesses. An increase in oil and gas prices may lead to lower margins in our logistics, mining and aluminum-related businesses.

We are involved in ongoing antitrust proceedings that could result in divestitures, fines or other restrictions that could harm our business.

     We are currently involved in 14 proceedings before the Conselho Administrativo de Defesa Econômica, or CADE, which is the primary Brazilian antitrust regulator. 11 of these proceedings involve post-transaction review of acquisition or joint venture transactions, which is required for nearly all of our acquisitions and joint ventures. The remaining 3 proceedings are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our iron ore, logistics and aluminum businesses. We intend to defend these claims vigorously, but cannot predict their outcome. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and/or to pay fines, which could be substantial.

     Our principal pending post-transaction review proceedings involve CVRD’s acquisitions of Socoimex, Samitri, Ferteco, Belém and CAEMI, and the agreement to unwind the cross-shareholdings between CVRD and Companhia Siderúrgica Nacional, or CSN. CADE may decline to approve these transactions or may place conditions on its approval that would have a material adverse effect on our business. In connection with CADE’s review, the Brazilian Economic Law Secretariat of the Ministry of Justice, or SDE, and the Brazilian Secretariat for Economic Monitoring, or SEAE, have each issued reports to CADE recommending that CADE condition its approval of these transactions on actions that could have an adverse effect on our business, including maintenance of certain pricing policies, divestiture of certain of our mines, the termination of our rights regarding the Casa de Pedra iron ore mine and the sale and restructuring of certain of our logistics interests. Prior to rendering its decision, CADE must also receive and consider the recommendations of the Ministerio Publico Federal. CADE may adopt some, all or none of the recommendations made by such bodies, or choose to impose other conditions pursuant to its approval that would be harmful to our business.

     For more information, see Item 8. Financial Information—Legal Proceedings.

     Our principal shareholder could have significant influence over our company.

     Valepar, our principal shareholder, currently owns 53.3% of our outstanding common stock and 34.1% of our total outstanding capital. For a description of the ownership of our shares, see Item 7. Major Shareholders and Related Party Transactions—Principal Shareholder. As a result of its share ownership, Valepar can control the outcome of any action requiring shareholder approval, except for the appointment of certain directors and certain members of our conselho fiscal, or fiscal council. Further, the Brazilian government owns three golden shares of CVRD that give it limited veto powers over certain actions that we could otherwise take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of these golden shares, see Item 10. Additional Information—Common Shares and Preferred Shares—General.

Many of our operations depend on joint ventures; our business could be adversely affected if our joint venture partners do not observe their commitments.

     We currently operate important parts of our pelletizing, electric energy, aluminum, bauxite and steel businesses through joint ventures with other companies. Our forecasts and plans for these joint ventures assume that our joint venture partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial talent. If any of our joint venture partners fails to observe its commitments, the affected joint venture may not be able to operate in accordance with its business plans or we may have to increase the level of our investment to give effect to these plans. For more information on our joint ventures, see Item 4. Information on the Company—Lines of Business.

     Our market risk management strategy may not be effective.

     We are exposed to traditional market risks such as fluctuations in interest rates, exchange rates and commodity prices. In order to partially protect ourselves against market volatility, we enter into hedging transactions to manage some of these risks. See Item 11. Quantitative and Qualitative Disclosures About Market Risk. Our hedging strategy may not be successful in minimizing our cash flow exposure to these fluctuations and we may fail to identify correlations between the various market risks to which we are subject. In addition, to the extent we partially hedge our commodity price exposure, we may limit the upside benefits that we would otherwise experience if commodities prices were to increase. We do not currently hedge risks relating to fluctuations in iron ore, manganese, ferroalloys, copper and oil prices.

Failure to maintain effective internal control over financial reporting could harm investor confidence in the integrity of our financial information, which could have an adverse impact on the trading price of our securities.

     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report will also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal controls.

     If we identify material weaknesses in our internal control over financial reporting and we are unable to correct them in a timely manner, our management may be unable to conclude in its internal control report that our internal control over financial reporting is effective, which could cause investor confidence in the integrity of our financial reporting to suffer, lead to a decline in the trading price of our securities or limit our ability to access the capital markets. Similar adverse effects could result if our auditors express an adverse opinion or disclaim or qualify an opinion on management’s assessment or on the effectiveness of our internal control over financial reporting.

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

If we are unable to successfully manage the health and safety risks to which our business exposes our employees, our business may be adversely affected.

     We operate in regions where tropical diseases are prevalent, and we are developing a potential coal mining operation in Mozambique, where AIDS is a major public health issue. If we are unable to adequately protect our employees from these diseases or are unable to ensure the health and safety of our employees, our business may be adversely affected.

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

We may face a shortage in our supply of off-the-road tires and mining equipment due to increased consumption by mining companies that exceeds suppliers’ capacity.

     Global demand for off-the-road (“OTR”) tires increased significantly in 2004. Although manufacturers of mining and drilling equipment increased their capacity during 2004, capacity increases were not sufficient to compensate for the significant increase in demand for mining equipment. There are only five major tire factories worldwide and each is working at maximum capacity. The three major suppliers have already sold their entire OTR tire production through mid-year 2006. We expect that there will be very limited increases in large radial tire production over the next two years and that delivery lead times will increase significantly. Further capacity increases have been limited by bottlenecks in the distribution of parts and equipment from suppliers to equipment manufacturers. If we are unable to secure sufficient OTR tires to maintain our equipment, we may suffer temporary reductions in our production capacity.

     An increase in the prices of mining equipment may adversely affect our business.

     Due to the significant expansion of mining investments worldwide and the surge in steel prices, mining equipment prices have increased significantly. Increases in the cost of mining equipment may have a negative effect on the profitability margins of our mining business.

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

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy, as often occurs in other emerging economies. The Brazilian government’s actions to control inflation and carry out other policies have in the past involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by factors in Brazil including:

•	currency volatility;

•	inflation acceleration;

•	monetary policy and interest rate increases;

•	fiscal policy and tax changes;

•	international trade policy including tariff and non-tariff trade barriers;

•	foreign exchange controls;

•	energy shortages; and

•	other political, social and economic developments in or affecting Brazil.

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities.

     Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2.567% in 1993 (as measured by the Índice Geral de Preços do Mercado published by Fundação Getúlio Vargas, or IGP-M Index). More recently, Brazil’s rates of inflation were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004 and 2.4% in the four months ended April 30, 2005 (as measured by the IGP-M Index). Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy, and have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence declines, the price of our securities may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, which could involve the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in the value of the real against the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market and could have a material adverse effect on our net income and cash flow.

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

     The real appreciated by 8.1% against the U.S. dollar in 2004, and appreciated by 4.6% during the first four months of 2005. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

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

Access to and the cost of borrowing in international capital markets for Brazilian companies are influenced by investor perceptions of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations at an acceptable cost or reduce the trading price of our securities.

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

     We are a significant consumer of Brazil’s electricity production, and accounted for approximately 4.5% of total consumption in Brazil in 2004. Electricity costs are a significant component of the cost of producing aluminum and ferroalloys and represented 7.7% of our cost of goods sold in 2004.

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

     The Brazilian power generation business depends on concessions granted by the government and is regulated and supervised by ANEEL. A new law for the electricity sector was approved by the Brazilian Congress in March 2004 and established two public auctions in order to trade excess energy available in the market. The first auction occurred in December 2004 and the second in April 2005. The prices established in these auctions were low and may contribute to a decline in investments in future generation projects that could lead to energy shortages in the future. Changes in the laws, regulations or governmental policies regarding the power sector or concession requirements could lower the returns we are expecting from our investments in power generation. For more information on the regulations governing our energy production, see Item 4. Information on the Company—Regulatory Matters.

Our mining and logistics activities depend on authorizations of regulatory agencies, and changes in regulations could have an adverse effect on our business.

     Our mining and logistics activities in Brazil depend on authorizations and concessions by regulatory agencies of the Brazilian government. Our exploration, mining, mineral processing and logistics activities are also subject to Brazilian laws and regulations, which can change at any time. If these laws and regulations change in the future, modifications to our technologies and operations could be required, and we could be required to make unbudgeted capital expenditures. For a more detailed discussion about the authorizations and concessions by regulatory agencies of the Brazilian government upon which our mining and logistics activities depend, see Item 4. Information on the Company—Regulatory Matters.

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

     We are also subject to Brazilian environmental legislation that requires companies undertaking projects with significant environmental impact to pay an “environmental compensation” fee in the amount of at least 0.5% of the total investment in the venture. There are numerous uncertainties about how this law will be applied in practice. If the level of the fees actually charged were increased above 0.5%, it would significantly increase our costs and, depending on the magnitude of the fees involved, could have a material adverse effect on our liquidity. Uncertainties regarding calculation and payment of these fees may strain our relations with the Brazilian environmental authorities or lead to delays in obtaining necessary environmental permits.

     Brazilian laws restricting development in the Amazon region for legal reserve purposes may place limits on our ability to expand certain of our copper or other operations and to fully exploit our mineral rights in those regions. See Item 4. Information on the Company—Regulatory Matters—Environmental Matters.

     Several Brazilian states in which we operate are currently considering implementing water usage fees under the National Hydrological Resources Policy. This may require us to pay usage fees in the future for water rights that we currently use for free, which could considerably increase our costs in areas where water resources are scarce.

     In addition, we are currently a defendant in an action brought by the municipality of Itabira, in the state of Minas Gerais, Brazil, which alleges that our Itabira iron ore mining operations have caused environmental and social damages. If we do not prevail in this lawsuit, we could incur a substantial expense. For more information on environmental laws and the legal challenges we face, see Item 4. Information on the Company—Regulatory Matters—Environmental Matters and Item 8. Financial Information—Legal Proceedings.

Risks Relating to the American Depositary Shares

Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and distributions on American Depositary Shares and the proceeds from any sale of American Depositary Shares.

     The Brazilian government may impose restrictions on capital outflows whenever there is a serious imbalance in Brazil’s balance of payments or reason to foresee a serious imbalance. This would hinder or prevent the custodian who acts on behalf of the depositary for the American Depositary Shares from converting proceeds from the shares underlying the American Depositary Shares into U.S. dollars and remitting those proceeds abroad.

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

     The Brazilian custodian for the shares underlying our American Depositary Shares will obtain an electronic registration from the Central Bank to entitle it to remit U.S. dollars abroad for payments of dividends and other distributions relating to the shares underlying our American Depositary Shares or upon the disposition of the underlying shares. If you decide to exchange your American Depositary Shares for the underlying shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the custodian’s electronic registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of, or distributions relating to, the underlying shares unless you obtain your own electronic registration by registering your investment in the underlying shares under Resolution No. 2,689 of the National Monetary Council, which entitles foreign investors to buy and sell securities on the São Paulo stock exchange, or BOVESPA. For more information regarding these exchange controls, see Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders. If you attempt to obtain your own electronic registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the underlying shares or the return of your capital in a timely manner. We cannot assure you that the custodian’s electronic registration or any certificate of foreign capital registration obtained by you will not be affected by future legislative changes, or that additional restrictions applicable to you, the disposition of the underlying shares or the repatriation of the proceeds from disposition will not be imposed in the future.

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

     Our corporate affairs are governed by our bylaws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or elsewhere outside Brazil. Under the Brazilian Corporate Law, holders of our common and preferred class A shares may have fewer and less well-defined rights to protect their interests relative to actions taken by our Board of Directors or by Valepar than under the laws of some jurisdictions outside Brazil.

     Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less well-developed and enforced in Brazil than in the United States, which could potentially disadvantage you as a holder of the underlying shares and American Depositary Shares. For example, when compared to Delaware general corporation law, Brazilian corporate law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

     In addition, as a foreign private issuer, we are not required to follow many of the corporate governance rules that apply to U.S. domestic issuers with securities listed on the New York Stock Exchange, or the NYSE. For more information concerning our corporate governance policies, see Item 6. Directors, Senior Management and Employees.

Item 4. Information on the Company

BUSINESS OVERVIEW

General

     We are the world’s largest producer and exporter of iron ore and pellets, the largest metals and mining company in the Americas and one of the largest private sector companies in Latin America by market capitalization. We hold exploration claims that cover 12.0 million hectares (29.6 million acres) in Brazil, and 3.8 million hectares (9.4 million acres) in Gabon, Chile, Mozambique, Mongolia, Argentina and Peru. We operate large logistics systems, including railroads and ports that are integrated with our mining operations. Directly and through affiliates and joint ventures, we have major investments in the aluminum-related, energy and steel businesses. We are investing heavily in copper and coal exploration, and our first copper mine began operations in June 2004.

     Our main lines of business are:

•	Ferrous minerals (68.9% of 2004 consolidated gross operating revenues). We operate two fully integrated world-class systems in Brazil for producing and distributing iron ore (the Northern System and the Southern System), consisting of mines, railroads and port and terminal facilities, and a third system consisting of CAEMI’s mines and port facilities. At December 31, 2004, we had a total of 6,869 million tons of proven and probable iron ore reserves in our three systems in Brazil, with an average grade of 51.7% iron in our Southern System, 66.7% in our Northern System and 65.8% in CAEMI’s iron ore mines. We also operate ten pellet-producing facilities, six of which are joint ventures with partners, and have a 50% stake in a joint venture that owns and operates two pelletizing plants. We are one of the world’s largest producers of manganese ore and ferroalloys.

•	Non-ferrous minerals (5.8% of 2004 consolidated gross operating revenues). We are the world’s third largest producer of kaolin and Brazil’s largest producer of potash. Our Sossego copper mine in Carajás, in the state of Pará, Brazil, began production of copper concentrate in June 2004 and is Brazil’s largest producer of copper. Our non-ferrous minerals business also includes our exploration efforts related to copper, gold and nickel.

•	Logistics (10.3% of 2004 consolidated gross operating revenues). We are a leading provider of logistics services in Brazil, with operations in the railroad, coastal shipping and port handling industries. Each of the iron ore complexes of our Northern and Southern Systems incorporates an integrated railroad network linked to automated port and terminal facilities, and is designed to provide our mining products, general cargo and passenger rail transportation, bulk terminal storage and ship loading services to us and third parties. In 2004, our railroads transported approximately 65.6% of the total freight tonnage transported by Brazilian railroads, or approximately 139.0 billion ntk of cargo, of which 110.1 billion ntk were our iron ore and pellets.

•	Aluminum-related operations (14.7% of 2004 consolidated gross operating revenues). Through subsidiaries and joint ventures, we conduct major operations in the production of aluminum-related products. They include:

o	Bauxite mining, which we conduct through our 40.0% interest in Mineração Rio do Norte S.A., or MRN, which holds substantial bauxite reserves with a low strip ratio and high recovery rate. MRN, one of the largest bauxite producers in the world, has a nominal production capacity of 16.3 million tons per year and produced 16.7 million tons of bauxite in 2004. We are developing a wholly owned bauxite mine in the Paragominas region, in the state of Pará.

o	Alumina refining, which we conduct via our alumina refining subsidiary, Alunorte-Alumina do Norte do Brasil S.A., or Alunorte, which currently has a nominal production capacity of 2.4 million tons of alumina per year. In July 2003, Alunorte began work on a capacity expansion designed to increase its annual capacity to 4.2 million tons per year. We are also negotiating the terms of a potential joint venture with the Aluminum Corporation of China Limited (Chalco) to construct a new alumina refinery in the state of Pará.

°	Aluminum metal smelting, which we conduct through our subsidiary, Albras - Alumínio Brasileiro S.A., or Albras, which produces aluminum ingots and in which we have a 51.0% interest, and our joint venture, Valesul Alumínio S.A., or Valesul, which produces aluminum ingots, billets and alloys and in which we have a 54.5% interest. These companies currently have a combined production capacity of approximately 541,000 tons of aluminum per year.

•	Other investments. In addition to our core mining activities, we currently have investments in three steel companies, and we are in the process of conducting feasibility studies to determine whether to implement joint ventures with Baosteel Shanghai Group Corporation (Baosteel), Arcelor Group (Arcelor), Posco, Dongkuk, Danieli, BNDES and ThyssenKrupp Stahl A.G. to construct and operate steel slab plants in São Luís, in the state of Maranhão, Rio de Janeiro, in the state of Rio de Janeiro and Fortaleza, in the state of Ceará, Brazil. We also hold stakes in nine hydroelectric power generation projects with a total projected capacity of 3,364 MW (of which our share is 1,333.5 MW), four of which have already begun operations, and the remainder of which are scheduled to start operations within the next five years. Negotiations are currently underway to return the concession for the Santa Isabel hydroelectric project to the Brazilian government.

     Through our mineral prospecting and development activities in Brazil, we have acquired extensive experience in exploration techniques and processes, and maintain an active mineral exploration program in Brazil and overseas. In 2004, our mineral exploration efforts were focused on copper, gold, nickel, manganese ore, kaolin, bauxite, diamond and platinum group metals.

Incorporation of CVRD and Vale Overseas

CVRD

     CVRD’s legal and commercial name is Companhia Vale do Rio Doce. CVRD is a stock corporation, or sociedade por ações, duly organized on January 11, 1943, and existing under the laws of the Federative Republic of Brazil.

     CVRD was privatized in three stages between 1997 and 2002, beginning with the sale by the Brazilian government of a controlling stake in CVRD to Valepar in 1997. The last stage of the privatization took place in 2002, when the Brazilian government sold a remaining minority stake of common shares through a global equity offering. It is organized for an unlimited period of time. CVRD’s principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil, and our telephone number is 55-21-3814-4540.

Vale Overseas

     Vale Overseas is a finance company wholly owned by CVRD. It was registered and incorporated as a Cayman Islands exempted company with limited liability on April 3, 2001. Vale Overseas is incorporated for an indefinite period of time. Its registered office is at Walker House, P.O. Box 908 GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands.

     Vale Overseas’ business is to issue debt securities to finance CVRD’s activities. It has no other operations or employees. Vale Overseas has issued three series of debt securities, including its US$ 300 million 8.625% Enhanced Guaranteed Notes due 2007, issued in March 2002, its US$ 300 million 9.0% Notes due 2013, issued in August 2003 and its US$ 500 million 8.25% Notes due 2034, issued in January 2004. We used the proceeds of these securities for general corporate purposes.

     On December 17, 2004, Vale Overseas completed a cash tender offer and repurchased US$ 187 million of its 8.625% Enhanced Guaranteed Notes due 2007. US$ 113 million of these Notes remains outstanding.

Business Strategy

     Our goal is to strengthen our competitiveness among the world’s leading mining companies by focusing on diversified growth in mining operations, principally by organic growth and developing our logistics business. We are pursuing disciplined capital management in order to maximize return on invested capital and total return to shareholders. Although we are emphasizing organic growth in our core businesses, we may pursue strategic acquisitions in order to create value for our shareholders.

     Over the past several years, we have developed a robust long-term strategic planning process. We are building on these changes with ambitious long-range plans in each of our principal business areas, including substantial capital expenditures for organic growth through 2012.

     The following paragraphs provide some highlights of our major strategies.

Maintaining Our Leadership Position in the Seaborne Iron Ore Market

     In 2004, we consolidated our leadership in the seaborne iron ore trade market, with an estimated 32.1% of the total 602 million tons traded in the year. We are committed to maintaining our position in the world iron ore market by strengthening relationships with clients, focusing our product line to capture industry trends, increasing our production capacity in line with demand growth and controlling costs. We believe that our strong relationships with major customers (reinforced through long-term contracts), tailored product line and high quality products will likely enable us to achieve this goal.

     We are taking steps to encourage several steel makers to develop export-oriented slab plants in Brazil in order to create additional demand for our iron ore.

Growing Our Logistics Business

     We believe that the quality of our railway assets and our many years of experience as a railroad and port operator, together with the lack of efficient transportation for general cargo in Brazil, position us as a leader in the logistics business in Brazil. We are also expanding the capacity of our railroads through the purchase of additional locomotives and wagons.

Increasing Our Aluminum-Related Activities

     We plan to develop and increase production capacity in our aluminum-related operations, focusing on the first steps of the production chain, developing low-cost bauxite and alumina projects. We have large undeveloped high quality bauxite reserves and opportunities for low-cost expansions in our alumina refinery. We are working on the development of these opportunities. We are also investing in mineral exploration to increase our bauxite reserves. We may pursue acquisitions and/or partnerships in the production of primary aluminum to guarantee demand for our alumina.

Developing Our Copper Resources

     We believe that our copper projects, which are all situated in the Carajás region, in the state of Pará, can be among the most competitive in the world in terms of investment cost per ton of ore. Our copper mines will benefit from our transportation facilities serving the Northern System.

Investing in Coal

     We are pursuing several efforts to become a large global participant in the coal business. As an important supplier of raw materials to the steel industry, metallurgical coal will complement our portfolio of products.

Globalization of Multi-Commodity Exploration Efforts

     We are engaged in an active mineral exploration program, with efforts in several countries around the globe, including Brazil, Peru, Chile, Argentina, Mongolia, Gabon, Angola and Mozambique. We are mainly seeking new deposits of copper, gold, manganese ore, nickel, kaolin, bauxite, coal, diamond and platinum group metals. Mineral exploration is an important part of our organic growth strategy.

Developing Power Generation Projects

     Energy management and efficient supply have become a priority for us. Driven both by structural changes in the industry and regulatory uncertainties, which could increase the risk of rising electricity prices and energy shortages, such as Brazil experienced in the second half of 2001, we have invested in nine projects to develop hydroelectric power generation plants and we plan to use the electricity from these projects for our internal needs. As a large consumer of electricity, we expect that investing in power projects will help protect us against volatility in the price of energy.

Acquisitions, Asset Sales and Significant Changes in 2004 and 2005

Iron Ore and Pellets

     Carajás expansion. In 2004, we completed a major capacity expansion in our wholly owned Northern System, including a new pier at the local port, Ponta da Madeira and expansion at our Carajás iron ore mine operations. As a result, the annual nominal capacity of Carajás is now 70 million tons per year, an increase of 14 million tons. We are currently in the process of further expansions to reach 85 million tons per year in 2006 and 100 million tons per year by 2007.

     Leasing of Andrade mine. In 2004, we entered into an agreement to lease the Andrade iron ore mine and explore it for the remaining useful life of the mine. It is located in the state of Minas Gerais, 80 km from the Itabira iron ore mines and connected to the Vitória a Minas railroad. Our project is to expand the current mine capacity of 1.4 million tons to 9.4 million tons by 2008.

     Start up of Capão Xavier mine. In June 2004, we started operations at our Capão Xavier iron ore mine in the CAEMI system. The proximity of the Capão Xavier mine to the Mutuca mine, which has been operating in the region for over 40 years, allows the usage of the ore processing and transportation infrastructure that already exists at the location. In 2004, Capão Xavier produced 4.2 million tons of iron ore and it is expected to produce 8 million tons in 2005.

     Long-term contracts. During 2004, we signed new long-term contracts for the supply of more than 1.1 billion tons of iron ore with an average maturity of ten years.

     Maquiné deposit acquisition. On March 18, 2005, we acquired Sociedade de Mineração Estrela de Apolo, or Estrela de Apolo, for US$ 9.3 million. Estrela de Apolo is a mining company that has iron ore and bauxite mineral rights in the state of Minas Gerais. We will develop feasibility studies to estimate the annual production capacity of the deposit.

Logistics

     Cabotage liner service. In May 2003, we agreed with Mitsui & Co. to create DCNDB, a joint venture organized to develop a cabotage liner service. In November 2004, Mitsui acquired 21% of the shares of the joint venture, and we own the remaining 79% interest. We expect this joint venture will allow us to be the first major carrier to offer cabotage service between the ports of Fortaleza, in the state of Ceará, Brazil and Buenos Aires, Argentina. We believe this joint venture will help us increase our share in the cabotage market and enable us to attract additional domestic and international customers.

     Ponta da Madeira Pier III. In the first half of 2004, Pier III at Ponta da Madeira Terminal, in the state of Maranhão, began operations. Pier III can accommodate vessels up to 220,000 DWT and has a maximum loading rate of 8,000 tons per hour. The pier is being used for the shipment of iron ore and pellets, supporting the expansion of production capacity at Carajás. Phase II of the Pier III expansion is now underway to install a new ship loader. This phase is expected to be completed by July 2005, see Item 4. Information on the Company—Capital Expenditures.

     CPBS maritime terminal expansion. We plan to expand the capacity of CPBS maritime terminal, in Sepetiba Bay, in the state of Rio de Janeiro, from 16 million tons to 19 million tons by 2005, and to 21 million tons by 2007.

Aluminum-Related Operations

     Alunorte capacity expansion. In July 2003, Alunorte began work on a new capacity expansion for its alumina refinery. This brownfield project, estimated to start up by 2006, involves the construction of stages 4 and 5 of the plant, and is expected to increase its annual capacity from 2.4 million to 4.2 million tons of alumina per year.

     Paragominas project. We are developing a new wholly owned bauxite mine located in Paragominas, in the state of Pará, which is expected to begin commercial production in the first half of 2007 to supply Alunorte’s new expansion with 4.5 million tons per year of wet 12% moisture bauxite. The bauxite quality will be similar to MRN’s, and the project will use the strip mining method of extraction and have a beneficiation plant including milling and a 244-kilometer long slurry pipeline.

     ABC refinery project. In May 2004, we signed a framework agreement with Chalco that sets forth a general outline of some of the principal terms for a potential joint investment in an alumina refinery in Brazil (ABC refinery). Under the agreement, we have agreed with Chalco to develop a joint study for the construction of a greenfield refinery in the state of Pará, near the existing facilities of Alunorte. The alumina refinery is expected to have an initial capacity of 1.8 million tons per year and will require investments currently estimated to be approximately US$ 810 million. The refinery project would form part of a series of related transactions involving mining, transportation, shipping and port development in Brazil. The framework agreement contemplates that bauxite for the project would be supplied from our Paragominas bauxite mine. If the project proceeds, the first stage of the refinery would be expected to be completed and operational in 2008. Since May 2004, two memoranda of understanding have been signed to define the main guidelines for the project. However, the project remains subject to the negotiation of final documentation and receipt of approvals from the boards of both companies and from the Brazilian government.

     Pitinga bauxite deposit. In November 2004, CVRD won an international bid from Paranapanema S.A. for US$ 20 million to research, evaluate and explore a bauxite deposit in the Pitinga region, in the state of Amazonas, Brazil.

Copper

     Sossego. In the first half of 2004, our Sossego copper mine began operations. Sossego produced 73 thousand tons of copper contained in concentrate in 2004, generating gross revenues of US$ 201 million. Our second copper project, 118, is subject to Board of Directors approval. If such approval is obtained, the construction of 118 is expected to start in the first half of 2005.

Steel and Metallics

     Ferro Gusa pig iron joint venture. In April 2003, we signed an investment agreement with Nucor Corporation, a North American steel maker, in order to form a joint venture in Brazil, Ferro Gusa Carajás S.A., or Ferro Gusa, in which 78% and 22% of the voting shares will be held by CVRD and Nucor Corporation (or one of its affiliates), respectively. The main purpose of Ferro Gusa is the production and sale of pig iron. In September 2003, we contributed to Ferro Gusa the forest assets once held by Celmar, a wholly owned subsidiary of CVRD which was merged into CVRD in August 2003. The cultivated forest assets, now owned by Ferro Gusa, will be used as an energy source for its pig iron production. On May 3, 2004 and March 15, 2005, Nucor Brasil Participações Ltda. (“Nucor”) an affiliate of Nucor Corporation, invested US$ 10 million in the capital of Ferro Gusa (as contemplated in the investment agreement). As a result, CVRD currently has approximately 78% and Nucor currently has approximately 22% of the voting shares of Ferro Gusa. We expect the plant to start up in the third quarter of 2005.

     Steel slab plant feasibility studies. We are taking steps to encourage several steel makers to develop export-oriented slab plants in Brazil in order to create additional demand for our iron ore.

•	Baosteel. In February 2004, we agreed with Baosteel, China’s largest steel maker, to commence a study to assess the feasibility of implementing a joint venture to build and operate an integrated steel plant in São Luís, in the state of Maranhão. An Engineering Service Agreement has been signed authorizing the basic engineering and formal feasibility study for the project. The feasibility report is currently under revision and the final version is expected to be issued shortly. As currently planned, the plant is expected to produce approximately 4.1 million tons of steel slabs per year, with a possible future capacity expansion to

7.5 million tons per year. Arcelor has also participated in the feasibility study, but no agreement has been reached regarding its potential participation in the project.

•	Dongkuk, Danieli and BNDES. In March 2004, we signed a memorandum of understanding with Dongkuk, a Korean steel maker, Danieli, an Italian supplier of equipment and BNDES to carry out a feasibility study for the construction and implementation of a steel slab plant. The plant would be based on DRI and an electric arc furnace and would be located in Fortaleza, in the state of Ceará. The study contemplates one module of 1.5 million tons per year of slabs and the financial structure for the project is expected to be defined by July 2005.

•	Posco. In September 2004, we signed a memorandum of understanding with Posco, the largest Korean steel maker, to carry out a pre-feasibility study for the construction of an integrated slab plant in São Luís, in the state of Maranhão. The work is currently in progress and the pre-feasibility report is expected to be issued in the second half of 2005.

•	ThyssenKrupp — Companhia Siderúrgica do Atlântico. In December 2004, we signed a memorandum of understanding with ThyssenKrupp Stahl A.G., one of the largest European steel makers, for the construction of an integrated slab plant in Brazil. Companhia Siderúrgica do Atlântico will be created as a joint venture to conclude the joint feasibility study and implement the project. If the project proceeds, the slab plant is expected to be located in the state of Rio de Janeiro and to start production in 2008 with an annual capacity of 4.4 million tons.

Coal and Coke

     We are pursuing several efforts to become a large global participant in the coal business.

•	Mozambique coal mine feasibility study. In November 2004, CVRD won an international bid to explore coal deposits in the Moatize region, in the north of Mozambique for US$ 122.8 million. We own 95% of the winning consortium; American Metals & Coal International (AMCI), an American coal producer, owns the remaining 5%. Moatize is estimated to have coal reserves that might allow the extraction of coking and thermal coal. The project’s conceptual study has been concluded and the feasibility study is expected to be completed by June 2006. If the project proceeds, the total investment is estimated to be US$ 1 billion, which includes mine development costs, the construction of a maritime terminal for ship loading, related investments and social projects.

•	Longyu anthracite (coal) project. At the end of 2004 and in the beginning of 2005, we entered into agreements with Yongcheng Coal & Electricity Group and Shanghai Baosteel International Economic & Trading Co., Ltd to acquire a 25% stake in the Chinese anthracite producer Henan Longyu Energy Resources Co. Ltd, or Longyu, for US$ 86 million. Longyu is engaged in the development, operation and maintenance of coal mines and sales of coal and related products in China. The partnership contemplates that we will have guaranteed off-take rights to a portion of the coal production of the mines, which we intend to consume at our pelletizing plants and to sell to clients in the Brazilian and international markets. If the project proceeds, the mines are expected to produce 1.7 million tons of coal in 2005. The transaction remains subject to the negotiation of final documentation, as well as to the approval of the Chinese government and is expected to close in July 2005.

•	Shandong coke and coal projects. In July 2004, we agreed to acquire a 25% stake in a joint venture with the Yankuang Group (Yankuang), one of the largest coal producers in China, and with Itochu Corporation, a Japanese trading company. Our equity investment commitment was approximately US$ 26 million. The purpose of the joint venture is to operate a plant in Jining City, Shandong Province, China that would produce 2.0 million tons of coke and 200,000 tons of methanol per year. In December 2004, the Chinese government approved the incorporation of the joint venture, which is named Shandong Yankuang International Coking Company Limited. After the incorporation, we made an initial capital contribution of US$ 10.6 million. Currently, we own an indirect 25% participation interest, Yankuang holds a 70% equity interest and Itochu holds the remaining 5%. As currently planned, the plant would begin operations in 2006 and approximately 25% of the plant’s production would be exported primarily to Brazil. We are also exploring with Yankuang the possibility of participating in a joint venture to develop a new coal mine in the city of Zhaolou, Shandong province, China. The Zhaolou mine has an expected production capacity of approximately 3.0 million tons of coal per year, and if the project proceeds, the mine is expected to start operations in 2007.

Other Minerals

     Potash. In November 2004, we won the concession to research and evaluate a potash deposit in the Neuquen Province, on the banks of the Colorado river in Argentina.

     Phosphates. In March 2005, CVRD won an international bid to explore the Bayóvar phosphate deposit located in the Piura region in Peru. CVRD will have the right to evaluate and develop a multimodal maritime terminal in the Piura region to ship phosphate and leverage other projects in northern Peru. The feasibility study must be completed within two years, after which, the project must be implemented within a 36-month period.

     Nickel. We recently concluded the feasibility studies for our Vermelho nickel project. Board of Directors’ approval to begin its construction is expected in June 2005. If the project proceeds, the construction of the mine, with an estimated capacity of 45,000 tons of nickel cathode and 2,000 tons of cobalt per year, is expected to be completed in 2008.

Electricity

     Start up of Candonga hydroelectric power plant. In September 2004, the Candonga hydroelectric power plant began operations with the start up of its first turbine. Candonga’s other two turbines began operations in October and December 2004. We hold a 50% stake in Consorcio Candonga, which owns the Candonga plant. Candonga has an installed capacity of 140 MW and a generation capacity of 64.5 average MW, equivalent to 565.020 megawatt hour (MWh) per year. We will use our share of the power from Candonga in our iron ore mining, pelletizing, port operations and other facilities in the states of Minas Gerais and Espírito Santo, Brazil.

Dispositions and Asset Sales

     In line with our focus on mining and logistics, we have continued to pare down our holdings of non-strategic assets. We summarize below our key dispositions and asset sales since the beginning of 2004.

     Companhia Siderúrgica Tubarão. In July 2004, we sold to Arcelor, the world’s largest steel maker, 4.42% of the voting capital and 29.96% of the non-voting capital of Companhia Siderúrgica de Tubarão, or CST for US$ 415 million. In December 2004, we sold our remaining stake in CST to Arcelor for US$ 164 million. This was possible due to the waiver given by the other parties to CST shareholders’ agreement. This resulted in the total divestment of our interest in CST.

     Santa Isabel hydroelectric power project. Negotiations are currently underway with ANEEL to return the concession for the Santa Isabel hydroelectric project due to difficulties related to environmental issues.

LINES OF BUSINESS

     Our principal lines of business consist of mining and logistics. We also invest in energy to supply part of our consumption. For internal management purposes, we group our aluminum-related operations together with our other significant equity participations in other companies.

Mining

Ferrous Minerals

     Our ferrous minerals business segment includes iron ore mining, pellet production, manganese ore mining and ferroalloy production.

     The table below sets forth our ferrous minerals gross revenues by geographic market and by category for the periods indicated as reflected in our consolidated financial statements.

	For the Year ended December 31,
	2002		2003(1)		2004
	(in millions of US$)
Gross revenues classified by geographic destination

Americas, except Brazil and United States	US$	392	US$	526	US$	735
Brazil		996		1,142		1,424
United States		340		337		533
Europe		1,799		2,213		3,223
Middle East/Africa/Oceania		239		292		412
Japan		488		569		683
China		574		897		1,392
Asia, other than Japan and China		368		422		611

Subtotal		5,196		6,398		9,013
Eliminations(2)		(2,093)		(2,549)		(3,169)

Total	US$	3,103	US$	3,849	US$	5,844

Gross revenues classified by category

Iron ore		2,147		2,662		3,995
Pellets		673		838		1,148
Manganese ore and ferroalloys		283		349		701

Total	US$	3,103	US$	3,849	US$	5,844

(1)	The operations of CAEMI are reflected in the above table as of September 2003, the date on which we acquired and began consolidating its operations.

(2)	Eliminations of transactions between consolidated figures.

Iron Ore

     We conduct our iron ore business primarily at the parent company level and through our subsidiaries Urucum Mineração S.A., or Urucum, and CAEMI.

Reserves

     The table below sets forth information regarding our proven and probable iron ore reserves and projected exhaustion dates as of December 31, 2004. The estimates of mineral reserves have been audited and verified by Pincock Allen & Holt, experts in mineral engineering. The projected exhaustion dates are estimated based on our estimates of future production levels.

						Proven and Probable
	Began	Projected/Actual	Production For the Year Ended			Reserves at
Mine(1)	Operations	Exhaustion Date	December 31,			December 31, 2004
			2002	2003	2004	Ore Tonnage	Grade
			(in millions of tons)			(in millions of tons)	(% Fe)
Southern System
Itabira:
Cauê(2)	1942	2004	20.7	22.3	22.0	—	—
Conceição(3)	1957	2023	20.0	20.8	21.6	425.7	54.5
Minas do Meio(4)	1976	2020	—	—	—	587.9	53.3

Minas Centrais
Água Limpa / Cururu(5)	2000	2013	3.2	4.0	4.1	70.9	45.0
Gongo Soco (6)	2000	2009	6.8	3.2	5.4	108.1	59.2
Brucutu(7)	1994	2027	0.1	1.6	6.0	745.6	51.9
Baú(8)	2005	2020	—	—	—	37.1	55.7
Maquiné(9)	2006	2027	—	—	—	278.7	58.3
Córrego do Meio (10)	2000	2005	1.2	1.2	1.9	—	—

Mariana
Alegria(11)	2000	2024	9.9	9.9	12.2	212.9	53.5
Fábrica Nova(11)	2005	2034	—	—	—	1046.5	47.1
Fazendão(12)	1976	2032	0.8	0.3	0.6	353.7	50.1
Timbopeba(13)	1984	2008	5.2	5.8	6.2	88.1	55.3
Capanema/Ouro Fino(14)	1982	2003	4.0	6.4	—	—	—

Minas do Oeste
Córrego do Feijão(15)	2003	2012	6.3	7.2	7.7	20.5	67.0
João Pereira(16)	2003	2025	5.2	9.9	11.1	404.6	49.0
Área 10, Segredo, Ponto 2 and 3(16)	2005	2025	—	—	—	118.7	57.3

Total Southern System			83.4	92.6	98.8	4,499.0	51.7

Urucum(17)	1993	n.a.	0.8	0.8	0.7	n.a.	n.a.

Northern System (18)
N4W	1994	2025	12.8	13.2	19.4	634.5	66.5
N4E	1984	2018	17.8	21.4	21.9	407.1	66.8
N5W	1998	2020	6.3	6.1	5.0	289.4	66.0
N5E	1998	2008	17.0	17.9	21.7	50.2	67.4
N5EN	2003	2016	—	0.3	1.4	22.2	65.5
N5S	2006	2017	—	—	—	371.3	67.3

Total Northern System			53.9	58.9	69.4	1,774.7	66.7

CAEMI System (19)
Pico:
Pico / Sapecado	1942	2009	11.6	12.6	13.1	60.2	63.1
Abóboras	2004	2024	—	—	0.2	32.8	66.0
Tamanduá:
Tamanduá	1993	2016	8.5	10.2	10.5	106.2	66.4
Capitão do Mato	1997	2016	6.4	10.2	10.8	161.2	66.2
Single mines:
Jangada	2001	2017	2.5	3.0	3.6	68.3	66.2
Capão Xavier	2004	2021	—	—	4.2	166.7	65.9
Águas Claras	1973	2002	1.5	—	—	—	—

Total CAEMI System			30.5	35.9	42.4	595.4	65.8

Total CVRD			167.8	188.3	211.3	6,869.1	56.8

(1)	CVRD’s equity interest in mines is 100% unless otherwise noted.

(2)	Reserves were not reported for 2004 due to the mine’s depleted state. The plant beneficiates iron ore from Minas do Meio.

(3)	Average product recovery after beneficiation is 76%. The plant beneficiates iron ore from Conceição mine and Minas do Meio.

(4)	Average product recovery after beneficiation is 74%. The run-of-mine is sent to Cauê Concentration Plant and Conceição Concentration Plant. The production is declared in Cauê and Conceição.

(5)	Average product recovery after beneficiation is 49%.

(6)	Average product recovery after beneficiation is 69%.

(7)	Average product recovery is 100% (direct shipping).

(8)	Average product recovery is 84%.

(9)	Average product recovery is 84%.

(10)	Average product recovery is 100% (direct shipping). Reserves were not reported for 2004 due to the mine’s depleted state.

(11)	Average product recovery after beneficiation is 72%.

(12)	Average product recovery is 100% (direct shipping). It produces lump ore only.

(13)	Average product recovery after beneficiation is 74%.

(14)	CVRD’s ownership interest is 51%. Average product recovery after beneficiation is 84%. Reserves were not reported for 2004 due to the mine’s depleted state.

(15)	Average product recovery after beneficiation is 80%.

(16)	Average product recovery is 60%. The run-of-mine is sent to Fábrica Concentration Plant.

(17)	There are no proven and probable iron ore reserves at Urucum.

(18)	Average product recovery after beneficiation is 85%.

(19)	Average product recovery after beneficiation is 77.2%.

Integrated Systems

The following map shows the location of our current principal operations.

Roraima
Amapá
Amazonas
Pará
Acre
Rondônia
Maranhão
Ceará
Rio Grande do Norte
Paraíba
Piauí
Pernambuco
Alagoas
Sergipe
Bahia
Tocantins
Mato Grosso
Goiás
Minas Gerais
Mato Grosso do Sul
Espírito Santo
São Paulo
Rio de Janeiro
Paraná
Santa Catarina
Rio Grande do Sul
São Luís
Fortaleza
Suape
Maceió
Salvador
Vitória
Rio de Janeiro
Santos
São Francisco do Sul
Rio Grande
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19

BRAZIL MAP KEY

- CVRD Head office
- 1 — Iron ore mining, Copper mining: Northern System; Manganese mining: RDM
- 2 — Bauxite mining: MRN
- 3 — Kaolin mining: PPSA
- 4 — Albras, Alunorte
- 5 — Ponta da Madeira Maritime Terminal; São Luís Pelletizing Plant
- 6 — Inácio Barbosa Maritime Terminal; Potash mining
- 7 — RDM (Pelletizing plant / Manganese mining)
- 8 — Igarapava Hydroelectric Plant
- 9 — NES, Usiminas
- 10 — Southern System / MBR; Fábrica Pelletizing Plant
- 11 — Funil Hydroelectric Plant
- 12 — Porto Estrela Hydroelectric Plant
- 13 — Candonga Hydroelectric Plant
- 14 — Tubarão Port Complex, TVV; Hispanobras, Nibrasco, Itabrasco, Kobrasco, CVRD Pelletizing Plants
- 15 — Samarco
- 16 — CPBS, Guaíba Island Maritime Terminal; Valesul
- 17 — Urucum
- 18 — Cerrado Dry Port
- 19 — CADAM

Railroads and services:

- Carajás Railroad – EFC
- Vitória a Minas Railroad – EFVM
- Centro-Atlântica Railroad – FCA
- Norte-Sul Railroad FNS
- FERROBAN – FCA holds passage rights
- FERROBAN – FCA operation
- Coastal shipping services

Symbols:

- Iron ore mining
- Bauxite mining
- Manganese mining
- Copper mining
- Kaolin mining
- Potash mining
- Pelletizing plant, Alumina refinery, Aluminum smelter, Steel mills, Ferroalloys
- Shipping, Port facilities
- Hydroelectric plants

     Our iron ore mining and related operations are concentrated in three systems in Brazil, the Southern System, the Northern System and the CAEMI System. The Southern System is located in the states of Minas Gerais, Espírito Santo and Rio de Janeiro, and the Northern System is located in the states of Pará and Maranhão. Each of our Northern and Southern Systems includes iron ore reserves and other mineral deposits, mines, ore processing facilities and integrated railroad and terminal transportation facilities. Our railroads connect the Northern System mines to the Ponta da Madeira Maritime Terminal Complex and the Southern System mines to the Tubarão Maritime Terminal Complex. A small part of the iron ore produced in our Southern System is transported via MRS, a railway company in which we have a 37.2% direct and indirect participation interest, to our wholly owned CPBS maritime terminal. The operation of these separate systems, each with its own transportation capability, enhances the reliability of service to our customers. We also operate the CAEMI System which similarly contracts freight services from MRS to transport all of its products from its mines in the Iron Quadrangle region in the state of Minas Gerais, to the Guaiba maritime terminal in the state of Rio de Janeiro.

     Southern System

     The Southern System is an integrated system consisting of iron ore mines, the Vitória a Minas railroad, and the Tubarão Maritime Terminal (located in Vitória, in the state of Espírito Santo). The iron ore mines of the Southern System are divided in four mining areas (Itabira, Minas Centrais, Mariana and Minas do Oeste) and located in a region called the Iron Quadrangle in the state of Minas Gerais, in the southeast of Brazil. The Southern System is accessible by road or by spur tracks of the Vitória a Minas railroad. A small portion of the iron ore produced in the Southern System mines is transported through the MRS railroad to our CPBS maritime terminal at the Sepetiba Port, in the state of Rio de Janeiro. Transportation of the iron ore produced in the Southern System is discussed below in Item 4. Information on the Company-Line of Business-Logistics.

     Iron ore in the Southern System is mined by open pit methods. These ore reserves have high ratios of itabirite ore relative to hematite ore. Itabirite is a quartz-hematite rock with an average iron content ranging from 35% to 60% requiring concentration to achieve shipping grade, which is above a 64% average iron content. Hematite is a high-grade ore with an average iron content of approximately 66%. Mines in the Southern System generally process their run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.

     In 2004, we produced 57.5% of the energy consumed in the Southern System at our Igarapava, Porto Estrela, Funil and Candonga hydroelectric power plants.

     Northern System

     The Northern System is an integrated system, including open pit mines and an ore processing complex in the Carajás region, in the state of Pará, the Carajás railroad and the Ponta da Madeira Maritime Terminal, in the state of Maranhão. The mines are located in the north of Brazil (in the Amazon river basin), on public lands for which we hold mining concessions. The Northern System’s reserves are among the largest iron ore deposits in the world. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the northern range, which is divided into five main mining bodies (N4E, N4W, N5W, N5E and N5EN). Industrial scale mining operations began in 1985.

     Because of the high iron content (66.7% on average) in the Northern System, we do not have to operate a concentration plant at Carajás. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. This allows us to produce marketable iron ore in the Northern System at a lower cost than in the Southern System. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore. After the beneficiation process, our Carajás railroad transports Northern System iron ore to the Ponta da Madeira Maritime Terminal.

     Our complex in Carajás is accessible by road, air and rail. It obtains electrical power at market rates from regional utilities. To support our Carajás operations we have housing and other facilities in a nearby township.

     CAEMI System

     CAEMI operates its iron ore activities through its subsidiary MBR. MBR operates mines in the Iron Quadrangle in the state of Minas Gerais and ships through its own maritime terminal on Guaiba Island in Sepetiba Bay, in the state of Rio de Janeiro.

     MBR presently operates two main mining areas, Pico and Tamanduá, and two other single mines, Jangada and Capão Xavier, which have an average iron content of 65.9%. Iron ore is mined by the open pit method in each of the mines. Lump ore, sinter feed fines and pellet feed fines are produced from iron ore extracted from each mine after beneficiation. Each of Jangada, Pico and Tamanduá has its own beneficiation plant.

     MBR transports its iron ore to the Guaiba Island maritime terminal at market rates via the MRS railway.

Pellets

     The table below sets forth information regarding our share ownership and joint venture partners as of May 31, 2005 and total pellet production by our joint ventures and us for the periods indicated.

		Our Direct or			Total Pellet Production(1)
		Indirect Share of			for the Year Ended			Nominal
	System	Capital		Partners	December 31,			Capacity
		Voting	Total		2002	2003	2004
		%			(in millions of tons)
CVRD(2)	Northern/ Southern	n.a.	n.a.	—	10.3	13.0	16.3	15.7

GIIC	Bahrain	50.0	50.0	GIC	3.1	3.7	3.7	4.0

Hispanobras	Southern	51.0	50.9	Arcelor	3.7	3.6	4.0	3.8

Itabrasco	Southern	51.0	50.9	Ilva	3.3	3.3	3.5	3.3

Kobrasco	Southern	50.0	50.0	Posco	4.1	4.4	4.5	4.3

Nibrasco	Southern	51.1	51.0	Nippon Steel Sumitomo JFE Steel Kobe Steel Nisshin Steel SOJITZ Corp.	7.1	7.7	8.3	8.4

Samarco	Ponta do Ubú	50.0	50.0	BHP Billiton	11.6	13.3	13.8	14.0

Total					43.2	49.0	54.1	51.5

(1)	Total production by joint venture entity.

(2)	Production and capacity figures include CVRD I and II in Tubarão, the São Luís pelletizing plant and the Fábrica pelletizing plant.

     We sell pellet feed to our pellet joint ventures at market-based prices. Historically, we have supplied all of the iron ore requirements of our wholly owned pelletizing plants and joint ventures, except for Samarco and GIIC to whom we supply a portion of their needs. Besides blast furnace pellets, some of the pellets we and our pelletizing joint ventures produce are direct reduction pellets, which are used in steel mills that use the direct reduction process rather than blast furnace technology.

     We operate our pelletizing joint ventures located in the Tubarão Port area. In 2004, we received US$ 53 million in fees for operating these joint ventures.

     The table below sets forth information regarding iron ore shipments to our pellet joint ventures for the periods indicated.

	For the Year Ended
	December 31,
	2002	2003	2004
	(in millions of tons)
GIIC	2.6	2.7	3.5
Hispanobras	3.7	3.8	4.2
Itabrasco	3.6	3.5	3.7
Kobrasco	4.4	4.7	4.8
Nibrasco	7.3	7.1	7.1
Samarco	2.0	2.0	2.0

Total	23.6	23.9	25.3

Customers, Sales and Marketing (Iron Ore and Pellets)

     We use all of our iron ore and pellets (including our share of joint venture pellet production) to supply the steel making industry. Prevailing and expected levels of demand for steel products affect demand for our iron ore and pellets. Demand for steel products is influenced by many factors, such as expected rates of economic growth.

     Most of our iron ore and pellets are shipped to Asia and Europe, with customers in China, Japan, South Korea, France and Germany accounting for approximately 46.5% of our total iron ore and pellets shipments in 2004. Historically, we have sold to the Brazilian market one-third of our iron ore shipments. In 2004, 36% of the iron ore sold in Brazil was directed to our pelletizing joint ventures, whose pellets are primarily sold to other markets. Our 10 largest customers collectively purchased 89 million tons of iron ore and pellets from us, representing 38.7% of our 2004 iron ore and pellet shipments and 33.6% of our total iron ore and pellets revenues. With the exception of Arcelor which accounted for 11% of our sales of iron ore and pellets in 2004, no individual customer accounted for more than 10% of our sales of iron ore and pellets for any of the three years ended December 31, 2004.

     We strongly emphasize customer service in order to improve our competitiveness. We work with our customers to understand their principal objectives and to provide them with iron ore solutions to meet specific customer needs. To provide tailored solutions, we take advantage of our large number of iron ore mines and pellet plants to produce multiple iron ore products with different grades of iron, silica and alumina, and varying physical properties. We believe that our ability to provide our customers with a total iron ore solution, and the quality of our products are very important advantages helping us to improve our competitiveness in relation to competitors who may be more conveniently located geographically. In addition to offering technical assistance to our customers, CVRD operates sales support offices in Tokyo, Brussels, New York and Shanghai. These offices allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries. Our central sales office in Rio de Janeiro coordinates the activities of these offices. CAEMI’s sales support offices are located in Westport, Connecticut (United States), The Hague (The Netherlands), Hong Kong and Shanghai (China).

Distribution (Iron Ore and Pellets)

     Our ownership and operation of transportation systems designed for the efficient transportation of iron ore products complement our iron ore mining business in the Northern and Southern Systems. We operate an integrated railroad and terminal network in each of our Northern and Southern Systems. These networks transport our iron ore products from interior mining locations to maritime terminals and domestic customers. For a more detailed description of the networks see — Logistics below.

     We do not own or operate an integrated transportation system for our CAEMI System. Instead we enter into freight contracts with MRS to transport our iron ore products at market rates from MBR’s mines to its maritime terminal on Guaiba Island and to its domestic customers.

Competition (Iron Ore and Pellets)

     In general, the international iron ore market is highly competitive. Several large producers operate in this market. The principal factors affecting competition are price, quality, range of products offered, reliability, operating costs and transportation costs. In 2004, the European market and the Asian market (primarily China, Japan and South Korea) were the primary markets for our iron ore.

     Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton PLC and Rio Tinto Ltd. Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia’s geographical proximity, we believe we are able to remain competitive in the Asian market for two principal reasons. First, steel producers generally seek to obtain the types (or blends) of iron ore, which can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, the alumina content of our iron ore is very low compared to Australian ore. Our ore also has high iron grade, which improves productivity in blast furnaces, which is important during periods of high demand. Second, steel mills often develop sales relationships based on a reliable supply of a specific mix of iron ore. We have a customer-oriented marketing policy and place specialized personnel in direct contact with our clients to determine the blend that best suits each particular client. We sell most of our products FOB from our ports, which means that the invoice price includes delivery at our expense to our ports and no further. In general, in the Northern and Southern Systems, our ownership of the process of producing and transporting iron ore to our ports makes it easier for us to ensure that our products get to our ports on schedule and at competitive costs.

     We are competitive in the European market for the reasons we described above, as well as the proximity of the Ponta da Madeira and Tubarão ports facilities to European customers. Our principal competitors in Europe are:

•	Kumba Resources (South Africa);

•	Luossavaara Kiirunavaara AB — LKAB (Sweden);

•	Sociétè Nationale Industrielle et Minière — SNIM (Mauritania);

•	Rio Tinto PLC (UK), Rio Tinto Ltd (Australia) and their subsidiaries and affiliates; and

•	BHP Billiton (Australia) and its affiliates.

     The Brazilian iron ore market is competitive with a wide range of smaller producers and integrated steel producers such as CSN and Mannesmann. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in Brazilian sales. Prices to Brazilian customers are based on global reference prices discounted by the lower transportation costs to their facilities. Therefore, prices to these clients are lower than to clients located outside Brazil.

Manganese Ore and Ferroalloys

     We conduct our manganese ore and ferroalloy businesses primarily through the following subsidiaries and joint ventures, as of May 31, 2005:

	Our Direct or Indirect
	Share of Capital
	Voting	Total	Partners
	(%)
Nova Era Silicon S.A. (NES)	49.0%	49.0%	Mitsubishi JFE Steel
Rio Doce Manganèse Europe (RDME)	100.0	100.0
Rio Doce Manganese Norway AS (RDMN)	100.0	100.0
Rio Doce Manganês S.A. (RDM)	100.0	100.0
Urucum Mineração S.A. (Urucum)	100.0	100.0

     In 2004, we were the largest manganese ore producer in the Americas and one of the largest players in the global seaborne market, with total shipments of approximately 1,002 thousand tons of manganese ore and 616 thousand tons of ferroalloys. We had US$ 701 million in revenues in 2004 from manganese ore and ferroalloy sales.

     We produce manganese ore products from the Azul mine in the Carajás region in the state of Pará and from the Urucum mine in the Pantanal region in the state of Mato Grosso do Sul, Brazil. We operate on-site beneficiation plants at both the Azul and Urucum mines. Both mines are accessible by road and obtain electrical power at market rates from regional electric utilities. We also operate five minor mines, Morro da Mina, Coribe, Barnabé, Cobra and São Desidério, in the states of Minas Gerais and Bahia.

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

     The table below sets forth information regarding our manganese ore mines and recent manganese ore production for the periods indicated. The estimates of mineral reserves of Urucum and Azul have been audited and verified by Pincock, Allen & Holt. We own 100% of all mines.

		Projected	Production
	Began	Exhaustion	For the Year Ended			Proven and Probable Reserves
	Operations	Date	December 31,				Ore Tonnage
			2002	2003	2004	Type	(1)	Grade(2)
Azul	1985	2013	1.8	1.5	2.0	Open Pit	36.8	36.0
Urucum(3)	1976	2022	0.3	0.4	0.4	Underground	10.0	45.5

Morro da Mina(4)	1902	n.a.	0.1	0.1	0.2	Open Pit	n.a.	n.a.

Coribe, Barnabé, Cobra and São Desidério(4)	1972	n.a.	0.1	0.2	0.1	Open Pit	n.a.	n.a.

Total			2.3	2.2	2.7		46.8	38.0

(1)	Reserves reported as run-of-mine wet tons, in millions of tons.

(2)	Reported as run-of-mine Mn% grade.

(3)	Based on the information gathered during the current drilling process as well as the expansion/erosion method of calculation.

(4)	There are no proven and probable manganese reserves at Morro da Mina, Coribe, Barnabé, Cobra or São Desidério.

     We currently operate eight mills that produce ferroalloys and special alloys – Santa Rita, Barbacena, Ouro Preto, São João del Rey (all located in the state of Minas Gerais), Simões Filho (in the state of Bahia), Corumbá (in the state of Mato Grosso do Sul), RDME (in Dunkerque, France) and RDMN (in Mo I Rana, Norway). The table below sets forth information regarding our production in 2004:

	Production	Production in
	Capacity	2004
	(In thousands of	(In thousands
	tons per year)	of tons)
Rio Doce Manganèse Europe (RDME) (1)(2)	136	106

Rio Doce Manganese Norway (RDMN)	110	106

Rio Doce Manganês S.A. (RDM) (3)	340	338

Urucum Mineração S.A.	20	19

Nova Era Silicon S.A. (NES)	45	40

Total	651	609

(1)	Production at RDME was interrupted for three months during 2004 to allow the plant furnace to be relined.

(2)	Includes production of 4 thousand tons of special alloys (cored wire).

(3)	Includes production of 26 thousand tons of special alloys (cored wire).

Competition (Manganese Ore and Ferroalloys)

     The markets for manganese ore and ferroalloys are highly competitive. Competition in the manganese ore market takes place in two sectors. High-grade (40% Mn or more) manganese ore competes on a seaborne basis, while low grade ore competes on a regional basis. For some ferroalloys high-grade ore is mandatory, while for some others high and low grade ores are complementary. Besides manganese ore content, cost and physical-chemical features play an important role in competition (e.g. moisture, impurities). The main suppliers of high-grade (HG) ores are South Africa, Gabon and Australia. The main producers of low-grade (LG) ores are Ukraine,

China, Ghana, Kazakhstan, India and Mexico. CVRD is the second largest worldwide supplier of manganese ores, with HG ores in Carajás and Urucum mines, and LG ores in the smaller mines in the states of Minas Gerais and Bahia. The ferroalloy market is characterized by a large number of market participants who compete primarily on the basis of price (which is a function of lower costs). CVRD produces several types of ferroalloys, such as manganese ferro-silicon alloys (SiMnFe), ferro-manganese high-carbon alloys (HCFeMn), ferro-manganese mediumcarbon alloys (MCFeMn) and cored wire (special alloys). The principal competitive factors in this market are costs of manganese ore, electricity, logistics and carbon. We compete both with standalone producers and integrated producers that also mine their own ore. Our competitors are located principally in manganese ore or steel producing countries.

Non-Ferrous Minerals

     Our non-ferrous minerals business segment includes the production of non-ferrous minerals, such as kaolin, potash, copper and gold. The table below sets forth information regarding our non-ferrous minerals gross revenues and sales by geographic market for the periods indicated.

	For the Year Ended December 31,
	2002		2003(2)		2004
	(in millions of US$)
Gross revenues classified by geographic destination

Americas, except Brazil	US$	35	US$	8	US$	1
Brazil		96		106		163
Europe/Middle East/Africa/Oceania		100		76		301
China		4		7		81
Japan		3		13		31
Asia, other than Japan and China		1		1		107

Subtotal	US$	239	US$	211	US$	684
Eliminations(1)		—		—		(195)

Total	US$	239	US$	211	US$	489

Gross revenues classified by category
Gold	US$	103	US$	21	US$	—
Potash		91		94		124
Copper		—		—		201

Kaolin		45		96		164

Total	US$	239	US$	211	US$	489

(1)	Eliminations of transactions between consolidated entities.

(2)	The operations of CAEMI are reflected in the above table as of September 2003, the date on which we acquired and began consolidating its operations.

Kaolin

     We conduct our kaolin business through CAEMI, which controls CADAM S.A. (“CADAM”), which began operations in 1976, and Pará Pigmentos S.A. (“PPSA”), which began operations in August 1996. PPSA and CADAM produce kaolin for paper coating. They also conduct research and development in other uses for kaolin products to create a more diversified portfolio.

	Our Direct or Indirect
	Share of Capital
	Voting	Total	Partners
	(%)
CADAM S.A.	100.00%	37.03%	Banco do Brasil S.A. BNDES

Pará Pigmentos S.A.	85.57%	82.05%	Mitsubishi Corporation International Finance Corporation

     In December 2004, we sold our interest in PPSA to CAEMI, consolidating the management of our kaolin business in CAEMI.

		Projected	Production
	Began	Exhaustion	For the Year Ended
	Operations	Date	December 31,			Proven and Probable Reserves
			(in tons per year)				Ore	Grade
			2002	2003	2004	Type	Tonnage	Brightness	Grit	PSD
Morro do Felipe	1976	2013	710.7	711.2	750.0	Open Pit	16.3	87.0	7	n.a.

Rio Capim (1)	1996	2008	330.0	423.0	460.1	Open Pit	36.7	82.9	34	66.3

Total			1,040.7	1,134.2	1,210.1		53.0	84.2	26	n.a.

(1)	Recovery is 37%.

     PPSA sold approximately 463 thousand tons of kaolin in 2004, generating revenues of US$ 72 million. PPSA’s open pit Rio Capim mine and beneficiation plant are located in Ipixuna, in the state of Pará. These operations are linked to the dry and port facilities in Barcarena, also in the state of Pará, via a 180km pipeline. The beneficiated kaolin is pumped through the slurry pipeline, which helps preserve the environment, guarantee the product quality and meet delivery schedules, besides being very cost efficient.

     PPSA is currently expanding its production and sales, aiming at operating at its full capacity of 600,000 tons per year. In July 2004, it signed a contract with International Paper, the world’s largest paper producer, for the supply of 110,000 tons of kaolin per year between 2005 and 2009. This agreement will allow PPSA to operate at a high level of capacity utilization from 2005 onwards. PPSA produces three products: Century HC, Century S and Paraprint, which are sold mainly in the European and Asian markets.

     CADAM sold approximately 744 thousand tons of kaolin in 2004, generating revenues of US$ 92 million. CADAM is located on the border of the states of Pará and Amapá, in the Amazon area in Northern Brazil. Due to the quality and logistics of its products, it has gained a solid competitive global position in its market segment. CADAM’s reserves are principally concentrated in the Felipe mine, in Mazagão, in the state of Amapá. The beneficiation plant and private port are situated on the west bank of the Jari river, in Munguba, in the state of Pará. CADAM extracts kaolin from its open pit mine.

     CADAM’s production process can be summarized as follows: the raw ore (run-of-mine) is extracted and mixed with water and chemicals to create a liquid (kaolin dispersed in water). This liquid is then pumped to a degritting station where natural impurities are removed. The kaolin in liquid form, or slurry, is transported by gravity through a 6-km pipeline to the beneficiation plant on the opposite side of the Jari river. The slurry is then processed by centrifuging, removing iron by magnetic separation and chemical bleaching, and the resulting material is filtered, evaporated and dried to produce lump or spray-dried kaolin. The kaolin is then shipped from CADAM’s private port, situated near the beneficiation plant on the west bank of the Jari river. The kaolin can also be shipped in its liquid form, slurry, just before the drying operations.

     Coating kaolin is loaded onto ships at CADAM’s port in Munguba. Some of the lump production is also processed into slurry form by CADAM’s subsidiary located in Antwerp, Belgium. In Holland, an advanced Technical Assistance Center is constantly researching the use of kaolin, offering technical and commercial support to European and Asian customers.

Potash

     We conduct our potash operations at the parent company level. We lease a potash mine (Taquari – Vassouras mine) in Rosario do Catete, in the state of Sergipe, Brazil, from Petrobras – Petróleo Brasileiro S.A. (Petrobras), the Brazilian oil company. The lease was signed in 1991 for a period of 25 years, and is renewable for another 25 years. The mine is the only potash mine in Brazil and has a current nominal capacity of 600,000 tons per year. Taquari – Vassouras is an underground mine with a depth that varies from 430 to 640 meters. In 2004, we produced 638 thousand tons of potash with total shipments of 630 thousand tons, and we had gross revenues of US$ 124 million. All sales from Taquari – Vassouras mine are destined for the domestic market.

     We have budgeted US$ 78 million in capital expenditures to expand the mine capacity to 850,000 tons per year. Expansion is scheduled to be completed by 2005. Our proven and probable reserves should be sufficient to ensure the estimated production for the next five years.

			Projected		Production
	Leased		Exhaustion		For the Year Ended
	Since		Date	December 31,			Proven and Probable Reserves
				(in thousands of tons per year)				Ore
				2002	2003	2004	Type	Tonnage	Grade

Taquari – Vassouras(1)	1992	(2)	2010	627	658	638	Underground	19.2	31.0

Total								19.2	31.0

(1)	Drill spacing is on nominal 200-meter intersections from vertical and sub horizontal drilling. Tons are expressed as ROM dry metric tons. Recovery is 90%.

(2)	The mine began operations in 1986.

     In November 2004, we won a concession to research and evaluate a potash deposit in the Neuquen Province, on the banks of the Colorado river, in Argentina.

Gold

     Our gold operations currently consist of gold produced as a by-product of our iron ore operations at Itabira, which we sell to third parties. In 2004, we produced 0.97 thousand troy ounces of gold as a by-product of iron ore production at our Itabira mine. The copper concentrate we produce at our Sossego copper mine also includes gold, but we do not sell the gold separately from the concentrate. The copper concentrate produced at our Sossego mine contained 56.76 thousand troy ounces of gold. Revenues related to gold contained in the copper concentrate are included in our copper revenues. We also continue to invest in mineral exploration aimed at the discovery of gold reserves. Gold sales generated less than US$ 1 million of revenues in 2004. The table below sets forth information regarding our gold mines and recent gold production for the periods indicated. The projected exhaustion date is based on 2004 production levels.

	Began	Exhaustion	Production
	Operations	Date	For the Year Ended December 31,
			2002	2003		2004
			(thousands of troy ounces)
Fazenda Brasileiro (1)	1984	n.a.	153.0	51.3	(2)	—
Igarapé Bahia	1991	2002	148.2	—		—
Itabira (3)	1984	n.a.	13.1	2.3		0.97

Total			314.5	53.6	(1)	0.97

(1)	Fazenda Brasileiro was sold in August 2003.

(2)	Includes production prior to the sale of Fazenda Brasileiro.

(3)	Gold in Itabira mine is produced together with iron ore. These are small gold bodies and their production depends on the level of iron ore production.

Copper

     Sossego. Sossego is our first copper mine and began commercial production of copper concentrate in June 2004. The Sossego copper mine is located in Carajás, in the state of Pará, in northern Brazil. We conduct our Sossego operation at the parent company level.

     The Sossego copper mine has two main ore bodies (Sossego and Sequeirinho). The copper ore is mined by open pit method and the run-of-mine is processed by means of standard primary crushing and conveying, SAG (a semi-autogenous grinding mill which uses a large rotating drum filled with ore, water and steel grinding balls which transforms the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out. Projected annual operating capacity is 15 million tons of run-of-mine, to produce an average of 140,000 tons of copper contained in concentrate (30% grade). The concentrate is trucked to a storage terminal in Parauapebas and then transported via the Carajás railroad to the Ponta da Madeira Maritime Terminal in São Luís, in the state of Maranhão.

				Proven and Probable Reserves
		Projected	Production 2004		Ore
	Began Operations	Exhaustion Date	(tons)	Type	Tonnage	Grade
Sossego(1)	2004	2021	73,000	Open pit	250.3	0.95% Cu and 0.27 Au (GPT)

(1)	Recovery for Sossego copper reserves is 92% of metal in concentrate. Drill spacing is on nominal 80-meter centers.

     We have constructed an 85-kilometer road to link Sossego to the Carajás air and rail facilities and a power line that allows us to purchase electrical power at market rates. We have a long-term energy supply contract with Eletronorte, which sells us energy from the Tucuruí hydroelectric power plant located on the Tocantins river.

     Copper exploration projects

     The table below sets forth information, at May 31, 2005, regarding our joint ventures and the status and potential productivity of our principal copper prospects, all but one of which features a gold by-product.

	Our Direct or
	Indirect Share		Total	Total
	of Capital		Expected	Expected
	(Voting and		Mineral	Capital	Anticipated
	Total) (1)	Status	Deposits	Expenditures	Start up Date
			(Millions of	(In millions of
	(%)		tons)	US$)
118	50.0	Feasibility concluded	64 at 0.95% Cu	218	2007

Salobo	100.0	Feasibility in progress	700 at 0.86% Cu and 0.52 g/t Au	n.a.	n.a.

Cristalino	50.0	Pre-feasibility in progress	375 at 0.64% Cu and 0.12 g/t Au	n.a.	n.a.

Alemão	67.0	Pre-feasibility in progress	161 at 1.3% Cu and 0.87 g/t Au	n.a.	n.a.

(1)	Where the project is not wholly owned, our partner in the project is BNDES.

     In addition, we and BNDES are prospecting the Carajás region for new copper exploration projects. See Item 4. Information on the Company—Lines of Business—Mining—Mineral Risk Contract.

     We will build a semi-industrial plant to process copper using the hydrometallurgical route. The objective of this plant, which will have capacity to produce 10,000 tons of copper cathodes per year, is to test a new technological route to produce the metal from copper sulphide concentrates.

     We will use copper concentrate from the Sossego mine to feed the plant, which is expected to start up by the second quarter of 2007 and be productive for two years. We estimate that this period will be sufficient to prove the feasibility of industrial production through the hydrometallurgical route, supporting the construction of a larger plant to process copper ore from other deposits owned by CVRD, including the Salobo project. The capital expenditures estimated for the construction of this semi-industrial plant amount to US$ 58 million.

Exploration

     As part of our mineral prospecting and development activities in Brazil, we have acquired extensive experience in exploration techniques and processes specifically designed for use in tropical areas of the world. Our current mineral exploration efforts are mainly in Brazil, Peru, Chile, Mongolia, Gabon, Mozambique, Angola and Argentina and focus primarily on copper, gold, nickel, manganese ore, kaolin, bauxite, coal, potash, diamond and platinum group metals. Exploration costs are recorded as expenses until viability of mining activities is established (see Note 3 to our financial statements). The capital expenditures budget for research and development for 2005 is US$ 375 million.

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

     Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$ 205 million, which represents half of the US$ 410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. In April 2004, the Mineral Risk Contract was renewed for an additional period of five years or until the total value of US$ 410 million is spent (including disbursements already made, which amounted to US$ 357.6 million in December 31, 2004) whichever occurs first.

     We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2004, the remaining contributions towards exploration and development activities totaled US$ 52.4 million. The contract provides that each party may choose not to contribute and have its financial interest proportionally diluted. If a party’s participation in the Mineral Risk Contract is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then it provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

     Under the Mineral Risk Contract, BNDES has agreed to compensate us for our contribution of existing development and ownership rights in the Carajás region through a finder’s fee production royalty on mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered in the Serra Leste region, for which the finder’s fee is equal to 6.5% of revenues.

Logistics

     We operate our logistics business, which is comprised of the transportation of third-party products and passengers, through the following subsidiaries and joint ventures as of May 31, 2005:

	Principal	Our Direct or Indirect
	Activity	Share of Capital		Partners
		Voting	Total
		(%)
Cia. Portuária Baía de Sepetiba (CPBS)	Ports and Terminals	100.00%	100.00%
DCNDB Overseas S.A. (DCNDB)	Shipping	79.00	79.0	Mitsui
Navegação Vale do Rio Doce S.A- Docenave (Docenave)	Shipping	100.00	100.00
Ferrovia Centro-Atlântica S.A. (FCA)	Railroad	99.99	99.99	Employees Others
Terminal de Vila Velha S.A. (TVV)	Ports and Terminals	99.89	99.89	Employees
MRS Logística S.A. (MRS) (Includes CVRD and MBR stakes)	Railroad	37.2	29.35	CSN Usiminas Gerdau Employees Others
Ferroban-Ferrovias Bandeirantes S.A. (Ferroban)	Railroad	0.00	3.75	Nova Ferroban Others

     The table below sets forth information regarding our third-party logistics gross revenues and sales by geographic market for the periods indicated.

	For the Year Ended December 31,
	2002		2003(2)		2004
	(in millions of US$)
Gross Revenues classified by geographic destination:
Americas, except Brazil and United States	US$	25	US$	38	US$	65
Brazil		374		472		871
United States		3		—		15
Europe		9		30		12
Middle East		—		4		—
Japan		1		—		—
Asia, other than Japan		3		3		—

Subtotal		415		547		963
Eliminations(1)		43		57		(86)

Total	US$	458	US$	604	US$	877

Revenues classified by category
Railroads		286		373		612
Ports		107		144		173
Ships		65		87		92

Total	US$	458	US$	604	US$	877

(1)	Eliminations of transactions between consolidated entities.

(2)	The operations of CAEMI and FCA are reflected in the above table as of September 2003, the date on which we acquired and began consolidating their operations.

Railroads

     Vitória a Minas railroad. The Vitória a Minas railroad links our Southern System mines in the Iron Quadrangle in the state of Minas Gerais with the Tubarão Port, in Vitória, in the state of Espírito Santo. We operate this 905 kilometer railroad under a 30-year renewable concession, which expires in 2027. The Vitória a Minas railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located near this area and major agricultural regions are adjacent and accessible to the Vitória a Minas railroad. The Vitória a Minas has a daily capacity of 310,000 tons of iron ore. In 2004, the Vitória a Minas railroad carried a total of 64.8 billion ntk of iron ore and other cargo (of which 18.5 billion ntk, or 28%, consisted of cargo transported for third parties). The Vitória a Minas railroad also carried approximately 1.1 million passengers in 2004.

     The principal cargo of the Vitória a Minas railroad consists of:

•	iron ore and pellets, carried for us and third parties;

•	steel, coal, pig iron, limestone and other raw material carried for steel manufacturers located along the railroad;

•	agricultural products, such as soybean and soybean meal; and

•	other general cargo, such as building materials, pulp, fuel and chemical products.

     We charge market rates (which are limited by the tariffs fixed by ANTT) for third-party freight, including pellets originating from joint ventures and other enterprises in which we do not own 100% of the equity interest. Market rates vary based upon the distance traveled, the kind of product and the weight of the freight in question.

     Carajás railroad. We operate the Carajás railroad under a 30-year renewable concession, which expires in 2027. This railroad, located in the Northern System, starts at our Carajás iron ore mine in the state of Pará, and extends 892 kilometers to our Ponta da Madeira Maritime Terminal Complex facilities located near the São Luís Port in the state of Maranhão. The Carajás railroad consists of one line of track, with spur tracks and turnouts to permit the passage of trains in opposite directions. The Carajás railroad has a daily capacity of 200,000 tons of iron ore. In 2004, the Carajás railroad carried a total of 63.5 billion ntk of iron ore and other cargo (of which 6.5 billion ntk, or 10.2%, consisted of cargo transported for third parties). The Carajás railroad also carried approximately 347,000 passengers in 2004. The principal cargo of the Carajás railroad consists of iron ore, principally carried for us.

     Ferrovia Centro-Atlântica. Our subsidiary FCA operates the central east regional railway network of the Brazilian national railway system under a 30-year renewable concession granted in 1996. The central east network contains approximately 7,000 kilometers of track extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro, Goiás and Distrito Federal, Brazil. It connects with our Vitória a Minas railroad near the cities of Belo Horizonte, in the state of Minas Gerais and Vitória, in the state of Espírito Santo. FCA operates on the same track gauge as our Vitória a Minas railroad. The section of the network of Ferroban-Ferrovias Bandeirantes S.A. (Ferroban) between Araguari and Vale Fértil rail station, near the city of Uberaba, in the state of Minas Gerais, has been operated by FCA since 1998 and in January 2002, FCA began operating the section between Vale Fértil in the state of Minas Gerais and Boa Vista in the state of São Paulo, Brazil. This connection allows FCA to reach the Santos Port, in the state of São Paulo. In 2004, the FCA railroad transported a total of 10.5 billion ntk of cargo for third parties.

     Other investments. We currently hold 3.8% of the total capital and none of the voting capital of Ferroban. Ferroban operates a 4,236-kilometer railroad linking the states of São Paulo, Minas Gerais, Mato Grosso do Sul and Paraná, Brazil. In 2004, Ferroban reported net revenues of US$ 57 million and a net loss of US$ 37 million.

     As a result of our acquisition of CAEMI and incorporation of Ferteco, we own, directly and indirectly, 37.2% of the voting capital and 29.4% of the total capital in MRS. MRS is a 1,674-kilometer railroad, which links the states of Rio de Janeiro, São Paulo and Minas Gerais with a capacity to transport 110 million tons per year. MRS operates under a 30-year renewable concession granted in 1996. Under the terms of the concession bid rules, no person may, directly or indirectly, own more than 20% of the voting capital of MRS, unless approved by the ANTT. We are currently discussing the shareholding structure with ANTT and our partners in MRS in order to comply with the applicable requirements. We are also engaged in discussions with CADE regarding our shareholding in MRS.

Ports and Terminals

     We operate ports and terminals principally as a means to complete the distribution of our iron ore and pellets to seaborne vessels serving the export market. See Item 4. Information on the Company—Lines of Business—Mining—Ferrous Minerals—Pellets—Distribution (Iron Ore and Pellets). We also use our ports and terminals to handle third-party cargo. In 2004, 22% of the cargo handled by our ports and terminals represented cargo handled for third parties.

     Tubarão Port. The Tubarão Port, which covers an area of approximately 18 square kilometers, is located near the Vitória Port in the state of Espírito Santo. The iron ore maritime terminal located in this area has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 360,000 DWT at a time, limited at 20 meters draft plus tide. In Pier I there are two ship loaders, which can load up to a combined total of 14,000 tons per hour. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 tons per hour. In 2004, 77.7 million tons of iron ore and pellets were shipped through the terminal for us. Praia Mole Terminal, also located in the Tubarão Port, is principally a coal terminal and shipped 13.1 million tons in 2004. We operate a grain terminal called Terminal de Produtos Diversos, in the Tubarão area, which shipped 5.2 million tons of grains and fertilizers in 2004. We also operate a bulk liquid terminal that shipped 0.8 million tons in 2004. Until August 2005, CVRD is authorized to operate the Paul Terminal, which specializes in pig iron handling and is located near the Vitória Port, in the state of Espírito Santo. This terminal has one pier that can accommodate one vessel of up to 75,000 DWT, which can load up to 900 tons per hour. The Paul Terminal shipped 2.5 million tons of pig iron in 2004.

     Ponta da Madeira maritime terminal. The Ponta da Madeira maritime terminal is located near the São Luís Port in the state of Maranhão. The terminal facilities can accommodate three vessels. Pier I can accommodate vessels displacing up to 420,000 DWT. Pier II can accommodate vessels of up to 155,000 DWT. The two berths have a maximum loading rate of 16,000 tons per hour at Pier I and 8,000 tons per hour at Pier II. In February 2004, Pier III began operations. Pier III can accommodate vessels of up to 220,000 DWT and has a maximum loading rate of 8,000 tons per hour.

     Cargo shipped through our Ponta da Madeira maritime terminal consists principally of our own iron ore production. Other cargo includes manganese ore and copper concentrate produced by us and pig iron and soybeans for third parties. In 2004, 63.1 million tons were shipped through the terminal for us and 3.5 million tons for third parties.

     Other investments. Since November 1994, CVRD has operated the Inácio Barbosa maritime terminal located in the state of Sergipe. This terminal was built by Petrobras and transferred to Sergiportos, a state-owned company. In December 2002, Petrobras took over control of Inácio Barbosa maritime terminal in exchange for the cancellation of a liability of the state of Sergipe. CVRD and Petrobras entered into an agreement in 2002, which will allow CVRD to run this terminal for a period of ten years ending on December 30, 2012.

     In May 1998, we entered into a 25-year lease for the Capuaba maritime terminal in Vitória, in the state of Espírito Santo. To run this terminal CVRD established Terminal de Vila Velha S.A. (TVV). TVV is a port for loading and unloading of containers, in addition to being an alternative for general cargo (import and export operations) and automobile operations in Southeast and Midwest Brazil. It is connected to the Vitória a Minas railroad and with easy access to the BR101 and BR262 highways. The terminal is formed by berths 203 and 204 at the Capuaba Quay, has a 450-meter berth area and retro-area measuring nearly 100 thousand square meters. It has a covered storage area measuring 13,300 square meters and a yard with capacity for 3,300 containers. TVV is equipped with two quays cranes, two portainers and four transtainers. In 2004, TVV shipped over 144.4 thousand containers and approximately 725.3 thousand tons of general cargo.

     Cia. Portuária Baía de Sepetiba (CPBS), a company created to operate a terminal in the Sepetiba Port, in the state of Rio de Janeiro, is one of our subsidiaries. CPBS’s maritime terminal has a pier that allows the loading of ships of up to 18.1 meters and up to 230,000 DWT. In 2004, the terminal uploaded approximately 16.8 million tons of iron ore, of which only 3.4 tons were uploaded for companies unrelated to CVRD.

     MBR has its own maritime terminal on Guaiba Island, also in the Sepetiba Port. The iron ore terminal has a pier that allows the loading of ships of up to 300,000 DWT. In 2004, the terminal uploaded approximately 34 million tons of iron ore.

     Shipping

     We operate in three distinct shipping areas: seaborne dry bulk services, cabotage liner service and tug boat services.

     In seaborne dry bulk service, we carried 6.7 million tons of dry bulk, generating a revenue of US$ 84 million in 2004. The table below sets forth information on the volume of cargo that our seaborne dry bulk shipping service carried for the periods indicated.

	For the Year Ended December 31,
	2002	2003	2004
	(thousands of tons)
Iron ore:
CVRD	4,287	4,386	5,291
Third party	1,888	1,860	312
Coal	437	256	306
Other	1,294	2,819	830

Total	7,906	9,321	6,739

     For the transportation of the cargo shown above for 2004, we operated a fleet of bulk vessels which is comprised of three capesize vessels owned by us, one panamax and one capesize vessel that we operate on a chartered basis. Furthermore, we have also contracted for the transportation of steel slabs from Brazil to the United States and for the transportation of iron ore from Ponta da Madeira maritime terminal to Praia Mole terminal, in the Tubarão Port. To perform these contracts, other vessels have been chartered either for short or long periods. We intend to sell our three capesize vessels in the near future.

     The cabotage liner service is operated by five vessels, chartered on a bare boat basis from Frota Oceânica S/A, and generated revenues of US$ 62 million with 98,687 twenty equivalent units (teus) transported in 2004. The container business services ports of Brazil and Argentina, from the city of Fortaleza to Buenos Aires.

     We also operate a fleet of sixteen tug boats (seven owned and nine chartered) in the ports of Vitória in the state of Espírito Santo, Trombetas in the state of Pará, São Luís in the state of Maranhão and Aracaju in the state of Sergipe. The services in Vitória and Trombetas generated revenue of US$ 16 million corresponding to 4,568 operations (maneuvers) in 2004, compared to US$ 18 million corresponding to 4,892 operations (maneuvers) in 2003. In São Luís and Aracaju we operate through a tug boat consortium with 50% participation in each operation, generating revenue of US$ 5 million in 2004, which corresponds to 4,274 operations (maneuvers), compared to revenue of US$ 3 million in 2003, which corresponds to 3,710 operations (maneuvers).

     Competition in the logistics industry. Our railroads compete with road transport, including trucks, with the main factors being cost, safety and shipping time. We also have many international competitors in the cabotage liner service.

Aluminum-Related Operations

     The table below sets forth information regarding our consolidated bauxite, alumina and aluminum revenues and sales by geographic market for the periods indicated. These figures do not include the revenues of our unconsolidated joint ventures.

	For the Year Ended December 31,
			(in millions of US$)
	2002		2003		2004
Revenues classified by geographic destination

Americas, except Brazil and United States	US$	27	US$	156	US$	221
Brazil		75		165		227
Europe/Middle East/Africa/Oceania		318		378		738
Japan		11		96		361
United States		10		32		186
Asia, other than Japan		21		96		129

Subtotal		462		923		1,862
Eliminations(1)		—		(71)		(612)

Total	US$	462	US$	852	US$	1,250

Revenues classified by category
Bauxite		23		37		53
Alumina		159		495		458
Aluminum		280		320		739

Total	US$	462	US$	852	US$	1,250

(1)	Eliminations of transactions between consolidated entities.

     We operate our aluminum-related businesses through the following subsidiaries and joint ventures, as of May 31, 2005:

		Our Direct or Indirect
		Share of Capital
	Business	(Voting, Total)		Partners
		Voting	Total
		(%)
Albras-Alumínio Brasileiro S.A. (Albras)	Aluminum	51.00%	51.00%	Nippon Amazon

Alunorte-Alumina do Norte do Brasil S.A. (Alunorte)	Alumina	60.12	57.03	Companhia Brasileira de Aluminio - CBA JAIC Mitsui Mitsubishi Nippon Amazon Norsk Hydro

Mineração Rio do Norte S.A. (MRN)	Bauxite	40.00	40.00	Abalco Alcoa Alcan BHP Billiton Metais Companhia Brasileira de Aluminio — CBA Norsk Hydro

Valesul Alumínio S.A. (Valesul)	Aluminum	54.50	54.50	BHP Billiton Metais

     These subsidiaries and joint ventures engage in:

•	mining bauxite,

•	refining bauxite into alumina, and

•	smelting alumina to produce primary aluminum and aluminum alloys.

     In 2004, net revenues from aluminum-related products totaled US$ 1,229 million.

Bauxite

     MRN. MRN, one of the largest bauxite producers in the world, produces bauxite for sale to our joint venture partners and us. Excess production may be sold to third parties. MRN operates three open pit bauxite mines, which produce high quality bauxite. In addition, MRN controls substantial additional high quality bauxite resources that it believes can be produced economically in the future. MRN had net revenues of US$ 325 million and net income of US$ 142 million in 2004. MRN’s mines are located in the northern region of the state of Pará.

     The table below sets forth information regarding MRN’s bauxite reserves as of December 31, 2004. The estimates of mineral reserves have been audited and verified by Pincock Allen & Holt.

	Projected	Proven and Probable Reserves(1)
	Exhaustion Date	Type	Ore Tonnage	Grade(2)
			(millions of tons)	(% Al203)
Mineração Rio do Norte S.A.
Almeidas	2009	Open pit	19.8	51.2
Aviso	2011	Open pit	63.8	51.1
Saraca V	2009	Open pit	7.4	47.6

Total			91.0	50.8	(3)

(1)	Reported as recoverable product, with moisture content of approximately 12% at a wet basis. CVRD’s ownership of MRN’s bauxite reserves is 40%.

(2)	Expressed as extractable Al203.

(3)	Average grade for the three mines.

     Operations at MRN’s mines commenced in 1979. For 2002, 2003 and 2004 production equaled 9.9, 14.4, and 16.7 million tons, respectively.

     MRN operates ore beneficiation facilities at its mines, which are connected by rail to a loading terminal and port facilities on the Trombetas river. The Trombetas river is a tributary of the Amazon river and MRN’s port facilities can handle vessels of up to 60,000 DWT. MRN owns and operates the rail and the port facilities serving its mines. The MRN bauxite mines are accessible by road from the port area and obtain electricity from their own thermoelectric power station. MRN completed the expansion of its capacity from 11.0 million tons to 16.3 million tons in 2003.

     Our MRN bauxite joint venture produces bauxite for sale on a take-or-pay basis to us and our joint venture partners at a price that is determined by a formula linked to the prevailing world prices of aluminum and alumina. Our Alunorte alumina subsidiary, which we began consolidating in July 2002, purchases all of its bauxite requirements from MRN. Our annual purchase commitment for 2004 was approximately US$ 60 million.

     Paragominas project. In July 2002, we acquired the remaining outstanding capital of Mineração Vera Cruz, or MVC, which increased our interest to 100% of MVC’s total capital. MVC was subsequently merged into CVRD. Through the acquisition of MVC’s assets, we hold active mining rights in the Paragominas region in the state of Pará. A new wholly owned bauxite mine located in Paragominas, is expected to begin commercial production in the first half of 2007 to supply Alunorte’s new expansion with 4.5 million tons per year of wet 12% moisture bauxite. The bauxite quality will be similar to MRN’s, and the project will use the strip mining method of extraction, and have a beneficiation plant including milling and a 244-kilometer long slurry pipeline. We expect that total capital expenditures on this project will be approximately US$ 352 million.

     The table below sets forth information regarding the Paragominas bauxite reserves as of December 31, 2004. The estimates of mineral reserves have been audited and verified by Pincock Allen & Holt.

	Proven and Probable Reserves
	Ore Tonnage	Grade
	(millions of tons)	(% Al203)
Miltonia III	68.0	49.6

Alumina

     Alunorte began operations in July 1995 and produces alumina by refining bauxite that MRN supplies. The Alunorte plant concluded an expansion of capacity in 2003 and now has a nominal production capacity of 2.4 million tons of alumina per year. In 2004, Alunorte produced 2.5 million tons. Alunorte sells the major portion of its production to Albras, Valesul and third-party aluminum companies for the production of aluminum. The Alunorte plant is located near Belém, in the state of Pará, next to Albras’ aluminum production facilities. This allows Alunorte and its principal customer, Albras, to share infrastructure and other resources. Alunorte had net revenues of US$ 545 million and net income of US$ 166 million in 2004. This refinery has one of the lowest conversion costs in the world (US$ 67.70 per ton in 2004).

     Each Alunorte joint venture partner must purchase on a take-or-pay basis all alumina produced by Alunorte in proportion to its respective interest. The joint ventures each pay the same price, which is determined by a formula based on prevailing world market prices of aluminum.

     The table below sets forth information regarding Alunorte’s alumina production for the periods indicated.

	For the Year Ended December 31,
	2002	2003	2004
	(millions of tons)
Alunorte production	1.656	2.323	2.548

     Alunorte capacity expansions. In April 2003, Alunorte inaugurated its third production line, which has a capacity of 825,000 tons per year. With this third line, Alunorte increased its production capacity to 2.4 million tons of alumina per year.

     In July 2003, Alunorte began work on a new capacity expansion for its alumina refinery. This brownfield project, estimated to start up by 2006, involves the construction of stages 4 and 5 of the plant, and is expected to increase its annual capacity from 2.4 million to 4.2 million tons of alumina per year. Alunorte’s total investment in this project is expected to be approximately US$ 583 million of which US$ 310 million was financed in July 2004.

Aluminum

     Albras and Valesul each produce aluminum using alumina provided by Alunorte. Alunorte supplied all of Albras’ alumina requirements and 54.5% of Valesul’s alumina requirements from October 1995 through December 2004. Albras produces aluminum ingots and Valesul produces aluminum ingots, slabs, bars, billets and alloys. Aluminum is produced from alumina by means of a continuous electro-chemical process, which requires substantial amounts of electricity.

     Albras. The Albras plant is one of the largest aluminum plants in Latin America, with a capacity of approximately 430,000 tons per year. Albras started its operations in 1985 at a plant located near Belém in the state of Pará. Albras had net revenues of US$ 705 million and net income of US$ 145 million in 2004.

     The Albras joint venture partners must purchase on a take-or-pay basis all aluminum produced by Albras in proportion to their ownership interests. We generally market our aluminum in international export markets to third-party aluminum processing companies.

     The table below sets forth information regarding Albras’ recent aluminum production.

	For the Year Ended December 31,
	2002	2003	2004
	(thousands of tons)
Albras production	407.7	432.1	435.0

     The production of aluminum requires a continuous flow of substantial amounts of electricity. Albras purchases electrical power from Eletronorte, a state-owned electric power utility. Eletronorte generates electricity at the Tucuruí hydroelectric power plant located on the Tocantins river. This plant is the sole source of electrical power in the region in the quantities required for Albras’ operations. Albras consumes approximately one-quarter of the non-peak period output of the Eletronorte plant.

     In May 2004, Albras successfully executed an auction to purchase electricity for a 20-year period. This agreement became effective beginning June 2004. The basic purchase price is R$ 53.00 per MWh, indexed to the general market price index, IGP-M, as calculated by Fundação Getúlio Vargas. In addition to the basic price, a premium is paid that is linked to the amount by which the price of primary aluminum exceeds US$ 1,450.00 per ton, as registered at the London Metal Exchange (LME). See Item 4. Information on the Company—Regulatory Matters—Energy.

     Valesul. Valesul started its operations in 1982 and operates a plant located in the state of Rio de Janeiro. Valesul produces primary aluminum and aluminum alloys in the form of ingots and billets. Valesul’s aluminum is sold primarily in the domestic Brazilian market on a spot basis. Valesul had net revenues of US$ 185 million and net income of US$ 26 million in 2004. Valesul sells directly to its own clients.

     The table below sets forth information regarding Valesul’s recent production and third-party scrap recycled by it.

	For the Year Ended December 31,
	2002	2003	2004
	(thousands of tons)
Valesul production	92.9	94.0	95.8
Third-party scrap recycled	19.6	16.7	14.4

     Valesul currently obtains a portion of its electrical energy requirements from four wholly owned small hydroelectric power plants located in the state of Minas Gerais, a portion from the Machadinho hydroelectric power plant, in the state of Santa Catarina, in which Valesul has a share of 7%, and the remainder from a third-party power company at market rates. Valesul is able to supply 40% of its own energy requirements. Valesul is currently engaged in litigation regarding the rates that Light charges Valesul for the transmission of electricity. See Item 8. Financial Information—Legal Proceedings.

Competition in Bauxite, Alumina and Aluminum

     The global aluminum market is highly competitive. The largest producers are Alcoa, Rusal, Alcan, Norsk Hydro, BHP Billiton and Chalco. The alumina and bauxite markets are also competitive, but are much smaller, because many of the major aluminum-producing companies have integrated bauxite, alumina and aluminum operations.

     Bauxite. Most of global bauxite production is not traded, as it is dedicated to integrated alumina refineries. Competition in the bauxite export market is based primarily on two key factors: quality of bauxite and reliability of supply. We believe that MRN remains competitive in this market because of the high quality of Brazilian bauxite, and our aluminum production system, which ensures internal use of our bauxite production. We use a major part of our take of MRN’s bauxite production to supply Alunorte.

     Alumina. Competition in the alumina market is based primarily on quality, reliability of supply and price, which is directly related to lower costs. We believe that Alunorte is competitive in the alumina market because of the high quality of its alumina, its advantages in scale and technology, low conversion cost, its efficient port facilities, and the ongoing commitment of its owners to purchase a substantial portion of its annual production. We use a substantial portion of our share of Alunorte’s alumina production to supply the domestic market (Albras and Valesul), and sell the remainder on the foreign market. In 2004, the main foreign markets where we sold alumina to were Argentina, China and Canada.

     Aluminum. As primary aluminum is a commodity, competition in the aluminum market is based primarily on the economics of transportation and the costs of production. We believe that Albras is competitive in the aluminum market because of its relatively efficient and accessible port facilities, and its generally prevailing lower costs of production. We generally market aluminum to third-party aluminum processing companies in Asia and Europe.

Steel Investments

     We have investments in the following joint ventures in the steel business, as of May 31, 2005:

	Our Direct or Indirect
	Share of Capital			2004 Net		Principal
	(Voting—Total)		Partners	Revenues		Products
	Voting	Total	(in millions of US$)
	(%)
CSI (California, United States)	50.0%	50.0%	JFE Steel	US$	1,257	Hot-rolled steel; cold-rolled steel; galvanized steel; steel tubes

Siderar (Argentina)	4.85	4.9	Techint Group Employees Usiminas Others		1,205	Steel slabs; hot-rolled steel; cold-rolled steel; galvanized steel; tin plates

Usiminas (Brazil)	23.0	11.5	Nippon Usiminas Previ Caixa dos Empregados da Usiminas Others		4,180	Hot-rolled steel; cold-rolled steel; heavy steel plates; electro galvanized steel

     The market value of our investments in Usiminas and Siderar, both of which are publicly traded companies, was US$ 483 million and US$ 110 million, respectively, at December 31, 2004. The aggregate net book value of these investments was US$ 250 million at December 31, 2004. The aggregate net book value of our total investments in steel producing companies (including CSI, a privately held company) was US$ 399 million at December 31, 2004. We earned US$ 22 million in dividends from these investments in 2004.

     In line with our strategy to consolidate and focus on mining and logistics, in March 2001, we unwound our cross-holding relationships with CSN. As part of the unwinding transaction, CSN granted us the following rights of first refusal relating to CSN’s Casa de Pedra iron ore mine, each of which lasts for a period of 30 years:

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

     The unwinding transaction with CSN, as a whole, is subject to post-notification review by CADE. See Item 8. Financial Information—Legal Proceedings.

     CVRD and Nucor Corporation signed an agreement to construct and operate an environmentally friendly pig iron project in Northern Brazil in April 2003. The project will utilize two conventional mini-blast furnaces to produce approximately 380,000 metric tons of pig iron per year in its initial phase, using iron ore from our Carajás mines in Northern Brazil. The charcoal source will be exclusively from eucalyptus trees grown in a cultivated forest of 82,000 acres with the total project encompassing approximately 200,000 acres. We and Nucor own a joint venture company, Ferro Gusa, to operate the facility. It is anticipated that Nucor Corporation will purchase all of the production of the plant, which is estimated to start-up by the third quarter of 2005.

     Approximately 78% and 22% of the voting shares are held by CVRD and Nucor, respectively, see Item 4. Information on the Company—Acquisitions, Asset Sales and Significant Changes in 2003 and 2004—Steel.

     In 2004, we sold our entire participation in CST, see Item 4. Information on the Company—Acquisitions, Assets Sales and Significant Changes in 2003 and 2004—Dispositions and Asset Sales.

Energy Investments

     In 2004, we consumed 16.7 TWh of electricity. Energy management and efficient supply have become priorities for us, driven by the uncertainties associated with changes in the regulatory framework, which increased the risk of rising electricity prices and energy shortages, such as the one Brazil experienced in the second half of 2001. We perceived favorable investment opportunities in the Brazilian electricity sector and took advantage of them by investing in the nine hydroelectric power generation projects set forth in the table below. We plan to use the electricity produced by these projects for our internal needs. We could experience construction delays in certain generation projects due to environmental and regulatory issues, which could consequently, lead to higher costs. Analysis of each project’s feasibility and investments will depend on the new laws and regulations applicable to the electricity sector, which are currently under review by the Brazilian Federal government, and their impact on electricity prices and supply. As a large consumer of electricity, we expect that investing in power projects will help to reduce costs and protect us against energy price volatility.

     Currently we have four hydroelectric power plants under operation and three under construction.

     The following table sets forth information regarding our power generation projects as of May 31, 2005:

		Our
		Ownership		Begins/Began	Projected
	Location	Interest	Partners	Operations	Capacity	Our Investment
						As of
						December		Projected
		(%)			(in MW)	31, 2004		Total
						(in millions of US$)
Aimorés	Rio Doce basin, in the state of Minas Gerais.	51.00%	Cemig G/T	July 2005(1)	330MW	US$	119	US$	144

Candonga	Rio Doce basin, in the state of Minas Gerais.	50.00	Novelís	September 2004	140		45		48

Capim Branco I	Araguari river, in the state of Minas Gerais.	48.42	Cemig-Capim Branco Paineiras CMM	February 2006(1)	240		40		90

Capim Branco II	Araguari river, in the state of Minas Gerais.	48.42	Cemig-Capim Branco Paineiras CMM	December 2006(1)	210		20		90

Estreito	Tocantins river, on the border of the states of Maranhão and Tocantins.	30.00	Tractebel Alcoa BHP Billiton Camargo Energia S.A.	August 2009(1)	1,087		1		258

Foz do Chapecó	Uruguai river, on the border of the states of Santa Catarina and Rio Grande do Sul.	40.00	CPFL–G CEEE	June 2009(1)	855		2		247

Funil	Rio Grande river, in the state of Minas Gerais.	51.00	Cemig G/T	December 2002	180		49		53

Igarapava	Rio Grande, on the border of the states of São Paulo and Minas Gerais.	38.15	CMM CSN Cemig G/T Anglogold	January 1999	210		88		88

Porto Estrela	Santo Antonio river, in the state of Minas Gerais.	33.33	Cemig G/T Coteminas	September 2001	112		20		20

Total (2)					3,364MW	US$	384	US$	1,038

(1)	Projected date for commencement of the first unit of the project.

(2)	We also hold 43.85% of a consortium that has the concession right to build the Santa Isabel hydroelectric power plant at the Araguaia river, which would have a projected capacity of 1,087 MW. In view of difficulties in obtaining the necessary environmental license to begin its construction, we are currently negotiating with ANEEL to return this concession

Our partners in our energy investments include:

•	Cemig Geração e Transmissão S.A., known as Cemig G/T, a subsidiary of Cemig, which is a state owned company;

•	Cemig Capim Branco Energia S.A., known as Cemig-Capim Branco, a subsidiary of Cemig;

•	Comercial e Agrícola Paineiras Ltda., known as Paineiras, which is an affiliate of Suzano Participações S.A.;

•	BHP Billiton Metais S.A., a wholly owned subsidiary of BHP Billiton;

•	Companhia Mineira de Metais, known as CMM, which is an affiliate of Votorantim Participações S.A.;

•	Alcoa Alumínio S.A., known as Alcoa, which is an affiliate of Alcoa Inc.;

•	Mineração Anglogold Ltda., known as Anglogold, which is an affiliate of Anglo American Brasil Ltda., which in turn is affiliated with Anglo American Plc.;

•	Companhia de Tecidos do Norte de Minas, known as Coteminas, which is an affiliate of Coteminas International Ltd.;

•	Tractebel Egi South America Ltda., known as Tractebel, which is a subsidiary of Tractebel S.A., a SUEZ group energy division;

•	CPFL Geração de Energia S.A., known as CPFLs-G, a subsidiary of CPFL Energia, a subsidiary of VBC Participações;

•	Companhia Estadual de Energia Elétrica, known as CEEE, is a state-owned power company;

•	Novelís do Brasil Ltda., known as Novelís, which is an affiliate of Novelís, Inc.;

•	Companhia Siderúrgica Nacional, known as CSN, a subsidiary of Vicunha Siderurgia; and

•	Camargo Corrêa Energia S.A., known as Camargo Energia S.A., a subsidiary of Camargo Corrêa S.A.

     Our total projected investment in these hydroelectric projects is estimated at approximately US$ 1 billion. We cannot assure you that the aggregate cost will not escalate or that the projects will be completed on schedule.

     In the second half of 2004, Candonga began operations with the start up of three turbines. CVRD has a 50% stake in the Candonga hydroelectric power plant Consortium. The plant is located on the Doce river, in the state of Minas Gerais. It has an installed capacity of 140 MW and generation capacity of 64.5 average MW, equivalent to 565,020 MWh per annum.

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

     Pursuant to Article 20 of the Brazilian Constitution of 1988, as implemented by Law No. 8001/1990, the Brazilian government charges us a royalty, known as Compensação Financeira pela Exploração de Recursos Minerais (CFEM), on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The annual rates paid on our products are:

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

Railroads

     The Brazilian government, acting through the Ministry of Transportation and the ANTT, regulates and supervises the policies for the railroad transportation sector. The Federal government may grant private companies concessions for the construction, operation or commercial exploration of railroads. Railroad concession contracts granted by the Federal government impose certain shareholder ownership limitations. For FCA and MRS, the concession contracts provide that each shareholder can only own up to 20% of the voting capital of the concessionaire, unless otherwise permitted by ANTT. We are in compliance with the requirements imposed by the concession contracts for our railroad operations. We have received an authorization from the ANTT for our current 99.99% ownership stake in FCA. As part of our acquisition of CAEMI in September 2003, we increased our stake in MRS to 37.2% of the voting capital and 29.4% of the total capital. We are currently discussing the shareholding structure with ANTT, CADE and our partners in MRS in order to comply with the applicable requirements. See Item 4. Information on the Company—Lines of Business—Logistics and Item 8. Financial Information—Legal Proceedings. The ownership limitation does not apply in the cases of Vitória a Minas and Carajás railroads.

     The ANTT also sets different tariff limits for railroad services for each of the concessionaires and each of the different products transported. So long as these limits are respected, the actual prices charged can be negotiated directly with the users of such services.

Electric Energy

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

     Under the law governing the electricity sector, concessions grant exclusive rights to generate and transmit or to distribute electricity in a particular area for a period of time that should be sufficient for the concessionaire to recover its investment. The concessions for power generation are granted for up to 35 years and may be renewed at the Federal government’s discretion for an additional period of up to 35 years. Concessionaires are required to supply electricity for public services, on a continuing basis, in sufficient quantity and within approved standards of quality, provided, however, that concessionaires may be allowed to supply to themselves or sell electricity to non-public third party consumers under certain circumstances.

     Given the hydrologic and integrated nature of the Brazilian electricity generation matrix, ANEEL has implemented regulations that created the Mecanismo de Realocação de Energia (Energy Reallocation Mechanism), known as MRE, a mechanism for sharing hydrological risk, and consequently reducing generation volatility among all generators. In order to implement the MRE, ANEEL designates a level of energy production, known as Assured Energy, for each generator, every five years. Assured Energy is calculated in accordance with a statistical model based on average rainfalls in the relevant region, water flows of rivers and water levels in each plant’s reservoir over a multi-year time frame. Each generator is allowed to enter into contracts to sell up to 100% of its Assured Energy. To the extent a generator has signed contracts for the sale of its Assured Energy, and as long as MRE members as a whole are able to meet MRE Assured Energy levels, it receives payments based on these contractual terms, regardless of its level of actual generation. If all MRE members meet their contracted energy and there is a surplus of energy remaining, the net regional surplus generation is allocated among generators in different regions and this energy surplus may be sold in the wholesale market.

     All contracts for wholesale energy purchases and sales are currently recorded in the wholesale market, Câmara de Comercialização de Energia Elétrica, or CCEE. The CCEE is a nonprofit private entity subject to the authorization, regulation and supervision of ANEEL, and is responsible for operating the wholesale energy market and for ensuring that energy transactions in the short-term market are settled and cleared in an efficient manner. The CCEE is primarily designed to effect the settlement of differences between the amount of energy contracted under bilateral contracts of the several market agents (generators, distributors, traders and large consumers), and the amount of energy actually consumed and produced. The settlement is done in accordance with the CCEE spot prices, which are expressed in R$/MWh and are calculated for each settlement period for each sub-market.

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

     The new energy trading commission, CCEE, also called pool, created by the new law in substitution to MAE, will be responsible for settling all energy transactions between distributors and generators. Besides CCEE replaced MAE as the wholesale energy market, we do not expect significant changes in the settlement procedures regarding short-term transactions. Self-generators of energy, such as CVRD, may be required to provide a certain percentage of their generated energy from new concessions acquired after 2004 to the pool. The exact percentage, in addition to any tax on the amount of energy used by self-generators, has not yet been determined. Other factors which have not yet been determined and are the subject of pending regulation include sectorial contributions, included into the regulated prices that ANEEL will charge self-generators for the use of transmission lines, and the way in which energy projects will be auctioned.

     Because the regulation for the sector is recent and not yet fully implemented, we cannot be certain of all the material impacts that this new law could have on our energy business. Changes in the regulatory environment could negatively affect our energy investments. Valesul is currently engaged in litigation regarding the rates that Light charges Valesul for the transmission of electricity. See Item 8. Financial Information—Legal Proceedings.

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

     In order to conduct our mining, energy generation and industrial activities, we must prepare environmental impact assessments and submit them to authorities that oversee the granting of environmental permits. We seek to comply with all legal requirements and to achieve good relationships with interested parties, especially communities located near our operations. Our environmental management system is designed to provide a systematic approach to environmental issues.

     Under Brazilian Federal Law No. 9,605/1998, non-compliance with environmental laws and regulations can result in criminal penalties, such as imprisonment and other restrictions for individuals (including directors, officers and managers of companies), and fines and the mandatory rendering of public services by companies. Administrative penalties range from warnings and fines to the suspension of corporate activities, and may also include the loss or reduction of incentives, or the cancellation or interruption of credit facilities granted by governmental institutions.

     Issuance of Environmental Licenses. We must obtain environmental licenses in order to build, develop, expand and operate facilities that use natural resources or may pollute the environment. We seek to obtain the legally required licenses for each of our facilities and activities. In some cases, this process requires a significant amount of time for the preparation of comprehensive environmental reports and their evaluation, as well as for the establishment of appropriate programs for environmental education of communities residing in areas affected by the proposed projects. We have entered into agreements with the appropriate federal and state governmental environmental authorities with respect to facilities where environmental non-compliance has been detected in order to make these facilities compliant.

     Environmental Compensation. Environmental Law No. 9,985/2000 requires us to pay “environmental compensation” to state and federal authorities, in order to create and maintain protected sites, in the amount of at least 0.5% of the total investment of each venture with a material environmental impact. There are a number of uncertainties regarding the scope and application of this law, including what rate will be applied by the federal or state governments’ environmental agencies, how such a rate will be applied and under what basis an investment will be valued.

     Legal Reserve. Under the Brazilian Forest Code, as amended, the exploration of economic activities in the Amazon basin can only reach 20% of a project’s land. We have a number of projects in the Amazônia Legal region (comprised by the states of Acre, Amazonas, Amapá, Pará, Rondônia, Roraima and Tocantins, Brazil, as well as part of the states of Mato Grosso and Maranhão), such as the mining sites of MRN, PPSA, Paragominas and CADAM. We are currently below the exploitation threshold in all of these projects. However, some of our mines may approach this threshold as we expand our operations. There are a number of uncertainties regarding the scope and application of the Brazilian Forest Code, as amended, in particular where a company has pre-existing operations, as is the case with our current mining operations.

     Prevention and Environmental Control Measures. Our environmental policies also aim to prevent, control and reduce the environmental impact caused by our business operations. To that end, we have made significant environment-related investments in our facilities and in employee training programs (approximately US$ 29.2 million in 2004). We are also investing to develop environmental projects directed at the communities located near our facilities (approximately US$ 6.5 million in 2004).

     Water Use. We are intensive water users in eleven states with hydrological resources that vary from very high water availability in the Amazon region to the scarcity in the northeast of Brazil. The Hydrological Resources Management System that is being implemented throughout CVRD includes evaluation of the availability of water in the areas where we operate and programs to rationalize and control water use. We continually monitor new water legislation and regulations and take particular interest in requirements adopted under the National Policy of Hydrological Resources, established by Law No. 9433/1997, which defines the conditions for obtaining water use grants and for effluents disposal. CVRD also participates in the National Council of Hydrological Resources and the Local River Basin Committees, which provides the strategic approach and taxation criteria for each basin. Water use taxation has been discussed since 2002. Valesul, which is located in the Paraíba river basin, is the first of our affiliates to be requested to pay a fee for water use and began paying nominal fees in 2004. No decision has yet been made in any other region where CVRD operates.

     ISO Certifications. Our environmental management system is based on International Organization for Standardization (ISO) standard 14001. We have obtained 14 certificates covering iron ore, manganese ore and ferroalloys production, pelletizing plants, port operations and our research center. All of the operations of the aluminum production cycle (bauxite, alumina and aluminum) and kaolin production facilities from our subsidiaries and affiliated companies, are also certified by this standard.

     Environmental Control Systems: As a mining company, air emissions control is one of our main objectives, including in our pelletizing plants. Control equipment and systems, such as stockpiles and road water aspersion and use of chemical dust suppressants or installation of filters and electrostatic precipitators at our facilities are complemented by comprehensive monitoring systems and control software. Besides achievement of legal compliance, air quality in the installations and its effects in the communities in the vicinities is continuously evaluated and the necessary investments for air quality improvement are made whenever needed.

     With respect to improvements in water quality, we strive to treat and control the pollutants disposed into the sea and local rivers or other water sources and also use extensive water recycling in our operations. We are researching new processes and technologies for the improvement of water use and recycling and treatment.

     Through our comprehensive waste management system, we aim to achieve greater control of the generation and disposal of our waste, to develop opportunities to reuse, recycle and to reduce waste.

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

     Our environmental program also includes reforestation projects, which are intended to protect the soil against erosion and to create buffers between our activities and communities in the surrounding areas. We partner with universities and governmental research entities to conduct extensive research to develop procedures for reforestation, soil protection using native species of the managed regions and for the improvement of the growth and growth rate of seedlings. Comprehensive fauna and flora investigations are performed, mainly in the Carajás region, to comprehend and avoid the environmental risks involved in investing in potentially sensitive areas.

     In 2004, we spent US$ 14.4 million on these activities. We also participate in the maintenance and preservation of approximately 1.3 million hectares of Brazilian forests, including the National Carajás Forest in the Amazon, and we own and preserve the Vale do Rio Doce Natural Reserve, one of the remaining areas of the Atlantic Forest in the state of Espírito Santo. In 2004, US$ 0.7 million were spent in this activity. In the last twenty years we have provided support to the indigenous communities in the areas of education, health, infrastructure development and technical assistance with the aim of enhancing life quality and self-sustainability of these communities. Expenditures on these programs amounted to US$ 6.5 million in 2004.

PATENTS AND TRADEMARKS

     We hold, or have applied for, a significant number of patents with legal intellectual property agencies in 38 countries and in Brazil’s Instituto Nacional de Propriedade Industrial (INPI), the governmental agency responsible for granting patents and registering trademarks. Most of our patents relate to proprietary rights over iron ore dressing. One of our most successful patents relates to lower grade iron ore concentration, generally known as itabirite, which is widely used by other iron ore mining companies the world over. We are currently conducting technological research to investigate commercial exploration of our hard itabirites. We also hold registration certificates of our marks, including both trademark (logotype) and brand names, filed with INPI and 61 other countries. These registrations are systematically renewed every ten years in Brazil and abroad in accordance with each country’s current legislation.

INSURANCE

     We carry insurance covering various types of risks, such as property, liability, vehicles, liability of maritime terminals and transportation, as well as a group life insurance policy for our employees. We believe that our policies are in such amounts and cover such risks as are usually carried by companies in our industry. In 2002, we established SRV Insurance Company Limited, a “captive reinsurance” subsidiary incorporated in the Cayman Islands to enable us to obtain insurance and reinsurance at more competitive rates by assuming a portion of the risk under our insurance policies.

CAPITAL EXPENDITURES

     The table below sets forth our historical capital expenditures by business area for the periods indicated. Our capital expenditures have historically been more intensive in the second half of the year. See Item 5. Overview—Key Factors Affecting Revenues and Results of Operations—Divestitures and Asset Sales, for a description of our divestitures.

	For the Year Ended December 31,
	2002		2003		2004
	(in millions of US$)
Ferrous Minerals	US$	435	US$	698	US$	636
Non-ferrous Minerals		132		332		302
Logistics		33		274		484
Aluminum		63		79		224
Coal		—		—		10
Energy		72		40		79

Corporate center		31		120		178

Acquisitions and other investments		46		448		143

Total	US$	812	US$	1,991	US$	2,056

2004 Capital Expenditures and Budgeted Capital Expenditures for 2005

     During the year 2004, CVRD made capital expenditures and other investments of US$ 2,056 million.

     In 2004, CVRD concluded five important projects: the Sossego copper mine, the expansion of iron ore production capacity at Carajás to 70 million tons per year, Pier III at the Ponta de Madeira Maritime Terminal, the Candonga hydroelectric power plant and the start up of Capão Xavier iron ore mine.

     We have budgeted US$ 3,332 million for capital expenditures in 2005. Of this total, 77.9%, or US$ 2,596 million, will be capital expenditures on items for promoting growth (“growth capital expenditures”) and the remaining US$ 736 million will be capital expenditures on items for maintaining existing operations (“stay-in-business capital expenditures”).

     The following table describes our expenditures for our main investment projects in 2004 and our budgeted expenditures for projects in 2005, together with estimated total expenditures for each project:

		Actual	Budgeted
		2004	2005	Total
Area	Project	(in millions of US$)			Status

Ferrous Minerals	Expansion of Carajás iron ore mines (Northern System)	104	140	296	We expect to complete Carajás’ expansion in 2006 with a resulting increase of 15 million tons per year in capacity, bringing total capacity to 85 million tons per year.

	Brucutu iron ore mine (Southern System)	39	205	448	We expect the new installation in Brucutu to begin production and to produce 15 million tons of iron ore in 2006. Phase II is expected to be concluded in 2007, resulting in an increase in capacity to 24 million tons of iron ore per year.

	Fábrica Nova iron ore mine (Southern System)	35	37	106	Fábrica Nova started its operations in April 2005. The Samarco pipeline is currently being moved to increase the mining area. We expect to complete this project by the end of 2005.

	Timbopeba iron ore mine	—	25	25	Project to extend the useful life of Timbopeba mine to 2008 with an estimated annual production of 2.7 million tons per year.

	Expansion and modernization of Itabira iron ore mines (Southern System)	17	16	75	Mine leveling is in progress and work on the processing plant is scheduled to begin in the first half of 2005. This project is expected to increase the production capacity of Itabira from the current 43 million tons per year to 46 million tons per year, and is expected to be completed in 2006.

	Expansion of Fazendão iron ore mine (Southern System)	—	52	100	Work is scheduled to begin in the first half of 2005 on the implementation of the Fazendão mine and be completed in 2006. Fazendão is expected to have a production capacity of 14 million tons per year of ROM (run-of-mine).

	Expansion of Fábrica iron ore mine (Southern System)	—	38	144	The expansion of the Fábrica mine is expected to begin operations in early 2007, with an estimated capacity increase of 5 million tons per year, from 12 million tons per year to 17 million tons per year.

	Expansion of the Tubarão Port (Southern System)	9	22	65	The expansion of the conveyor belt system and loading machinery and the construction of new stockyards are expected to be completed in 2006.

	Expansion of the São Luís pelletizing plant (Northern System)	—	18	18	We expect the expansion of the plant’s capacity to 7 million tons per year to be completed in the second half of 2005.

Coal	Longyu anthracite mine	—	86	86	We have agreed to acquire 25% of the Chinese anthracite producer Henan Longyu Energy Resources Ltd., in partnership with Yongcheng and Baosteel. We expect this mine to produce 1.7 million tons in 2005.

	Shandong Yankuang metallurgical coke plant	10	16	26	We own 25% of the joint venture Shandong Yankuang International Coking Ltd. to produce metallurgical coke. The plant is expected to begin production in 2006 with an estimated capacity of 2 million tons per year of coke and 200,000 tons per year of methanol.

Non-ferrous Minerals	Expansion of the Taquari-Vassouras potash mine	29	9	78	Our project to expand the nominal production from 600,000 to 850,000 tons per year is approximately 90% complete. We expect the complete the expansion in the second half of 2005.

	118 copper mine	6	32	218	Construction will begin in the second half of 2005 with projected completion in 2007. The mine is expected to have an annual production capacity of 36,000 tons of copper cathodes.

	Vermelho nickel mine	—	34	875	Construction of the mine, with an estimated capacity of 45,000 tons of nickel cathode and 2,000 tons of cobalt per year is expected to be completed in 2007.

Aluminum	Expansion of Alunorte: stages 4 and 5—alumina	187	306	583	Stages 4 and 5 will increase the alumina refinery’s capacity to 4.2 million tons per year from the current 2.4 million tons per year and are expected to be completed in 2006.

	Paragominas I bauxite mine	29	154	352	Our construction of a mine with estimated production capacity of 4.5 million tons per year is scheduled to be completed in 2006.

Logistics	EFVM, EFC, FCA: acquisition of locomotives and wagons	284	559	559	In 2004, we purchased 109 locomotives (79 for general cargo and 30 for iron ore) and 4,276 wagons (2,212 for general cargo and 2,064 for iron ore). We expect to purchase 123 locomotives (82 for iron ore and 41 for general cargo) and 5,606 wagons (4,742 for iron ore and 864 for general cargo) in 2005.

Power Generation	Aimorés hydroelectric power plant	27	12	144	We expect the 330MW plant on the Doce river, in the state of Minas Gerais, to begin operations in the third quarter of 2005. We have a 51% stake in this project.

	Capim Branco I and II hydroelectric power plants	45	73	181	Both plants are scheduled to begin operation in 2006, with a generation capacity of 240 MW and 210 MW, respectively.

     In addition to these projects, CVRD has budgeted US$ 375 million for research and development. Of the total budgeted, 36% is expected to be spent in the Carajás mineral province and 27% in other areas of Brazil. The remaining 37% is budgeted for exploration overseas.

Item 5. Operating and Financial Review and Prospects

Overview

     The year 2004 was another record year for CVRD. We generated net income of US$ 2,573 million in 2004, a 66.2% increase over the amount recorded in 2003.

     This performance was driven primarily by a sharp increase in operating income, which rose by 90.0% to US$ 3,123 million in 2004. The increase in net operating income reflected improved operating margins, which increased from 30.7% in 2003 to 38.7% in 2004, caused by a 50.8% increase in net revenues with costs and expenses decreasing from 69.3% of net revenue in 2003 to 61.3% in 2004. The improved overall margins reflected improvements in our iron ore, pellets and ferroalloy businesses due primarily to higher prices and an increase in our aluminum operating margins due to the consolidation of Albras. These improvements were partially offset by margin declines in our alumina business, as a result of the consolidation of Albras, and in our logistics business, due primarily to the consolidation of FCA. The increase in revenues reflected strong demand and rising prices for our principal products driven principally by continued strong demand from China and expanded demand from our other markets in Asia and Europe, as well as production increases and the impact of consolidating a full year’s results from CAEMI, Albras and FCA in 2004.

     Our higher operating income was partially offset by net non-operating expenses of US$ 120 million in 2004, compared with a gain of US$ 10 million in 2003, resulting primarily from the appreciation of the real against the US dollar and higher income taxes of US$ 749 million in 2004 compared to US$ 297 million in 2003 due to higher operating income.

     Other highlights of 2004 include:

•	Start up of copper mining operations. The Sossego mine, our first copper project, began shipping copper concentrate in June 2004. In its first seven months of operations, Sossego, which is still in the initial ramp-up phase, contributed US$ 201 million to our gross revenues and US$ 92 million to our operating income.

•	Exchange rate effects. Changes in exchange rates had a negative effect on our operating income in 2004. The average R$/US$ exchange rate was R$ 3.0722 during 2003 and R$ 2.9257 during 2004, representing a 5.0% appreciation of the real. This appreciation had a negative effect on our operating income, because most of our revenues are denominated in U.S. dollars and most of our costs are denominated in reais. The U.S. dollar depreciated by 8.1% from year-end 2003 to year-end 2004, compared to 18.2% from year-end 2002 to year-end 2003 resulting in lower foreign exchange and monetary gains in 2004 than in 2003.

•	Consolidation of Albras. Effective January 1, 2004, we began consolidating Albras, a primary aluminum producer in which we hold 51% of the voting capital, in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46R. For more information, see Note 4 to our financial statements. Albras accounted for US$ 388 million of our aluminum gross revenues and US$ 250 million of our aluminum operating income during 2004, and led to a reduction in alumina volumes reflecting the elimination by consolidation of the alumina sales by Alunorte to Albras.

•	Consolidation of FCA and CAEMI. Our results of operations in 2004 also reflect the consolidation of a full year of FCA and CAEMI’s results, compared to only four months in 2003. In 2004, CAEMI contributed US$ 840 million to our iron ore revenue, US$ 288 million to our iron ore operating income and US$ 92 million to our kaolin revenues and US$ 33 million to our kaolin operating income. FCA contributed US$ 217 million to our railroad revenues and US$ 29 million in railroad operating losses.

•	Sale of CST. In 2004, we sold our stake in CST for US$ 579 million. The resultant gain was US$ 404 million.

Key Factors Affecting Revenue and Results of Operations

Demand

     Demand for iron ore and pellets

     In recent years, we have experienced a significant increase in demand from China and, in 2004, we continued to see a recovery of demand in Europe and Japan. Demand for our iron ore products is a function of worldwide demand for steel, which is, in turn, heavily influenced by worldwide economic activity. A slowdown in global economic activity will generally affect demand for our iron ore products. Worldwide demand for steel has been growing since 2002. Global seaborne demand for iron ore grew at a rate of approximately 12.1% in 2004. In 2005, we expect demand to continue to grow, albeit at a lower growth rate than in 2004.

     Demand for iron ore and pellets exceeded our production capacity throughout 2004, and we expect that demand will continue to exceed our production capacity in 2005. We plan to invest US$ 1,266 million in 2005 in the ferrous minerals division. This amount includes expenditures on seven iron ore projects that will add approximately 90 million tons to our iron ore production capacity, in addition to expanding the capacity of our ports and one of our pelletizing plants. Although our programmed iron ore production for this year is 10% greater than 2004, we still face excess demand. To the extent demand exceeds our production capacity, we expect to purchase and resell iron ore and pellets from third parties to attempt to meet any shortfall. In 2004, we purchased 15.9 million tons of iron ore and pellets from third parties. We expect our purchases from third parties to remain at similar levels in 2005.

     Demand for aluminum-related products

     Demand for aluminum-related products is driven primarily by world economic conditions. In recent years, China has been the primary driver of demand in the aluminum sector. World demand for bauxite, alumina and aluminum currently exceeds supply, and we expect this trend to continue throughout 2005.

     Demand for third-party transportation services

     Demand for our third-party transportation services in Brazil is primarily driven by the lack of efficient logistics services and by growth in the Brazilian economy. Demand for third-party transportation services in Brazil continued to exceed supply in 2004 and we expect this trend to continue in 2005 as the Brazilian economy continues to expand. We believe our ability to increase our revenues will be largely dependent on our ability to increase our wagon and locomotive fleets and other equipment to service the excess demand.

Production Capacity

     Capacity expansions are a key factor influencing our revenues. In 2004, we completed the following main capacity expansions:

•	Expansion of Carajás’ annual production capacity to 70 million tons per year from 56 million tons per year. This capacity expansion offset the closure of our Capanema mine, which produced 6.4 million tons of iron ore in 2003 prior to ceasing operations in December 2003;

•	Launch of copper concentrate production at our Sossego mine in June 2004; and

•	Purchase of 109 locomotives and 4,276 wagons in 2004 to expand the general cargo and iron ore transportation capacity of our railroads.

     The principal capacity expansions we expect to complete in 2005 include:

•	Capacity expansion of our São Luís pelletizing plant from 6 million tons per year to 7 million tons per year;

•	In the first half of 2005, the construction of a greenfield iron ore project at Fábrica Nova, which is expected to have an annual production capacity of 15 million tons per year and to produce approximately 10 million tons in 2005;

•	Capacity expansion project at the Taquari-Vassouras potash mine from 600,000 tons per year to 850,000 tons per year;

•	Installation of a new ship loader at Pier III at Ponta da Madeira Maritime Terminal;

•	Expansion of Guaiba Island Maritime Terminal’s capacity to 19 million tons from 16 million tons; and

•	Purchase of 123 locomotives and 5,606 wagons in 2005 to expand the general cargo and iron ore transportation capacity of our railroads.

     See Item 4. Information on the Company—Capital Expenditures for more details concerning our 2005 capital expenditures budget.

Prices

     Ores and metals

     Iron ore. Our iron ore export sales are made pursuant to long-term supply contracts, which provide for annual price adjustments. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content and the type and concentration of contaminants (such as phosphorus, alumina and manganese ore) in the ore, influence prices for iron ore. Fines, lump ore and pellets typically command different prices. We generally conduct annual price negotiations beginning in November of each year and ending early in the following year. Due to the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are not considered commodities. This factor combined with the structure of the market has prevented the development of an iron ore futures market. We do not hedge our exposure to iron ore price volatility and there is no iron ore futures market.

Reference Prices for Europe in US$ cents/metric ton Fe unit
Year	Carajás fines	Standard sinter feed	Blast furnace pellets
2002	29.31	28.62	47.36
2003	31.95	31.04	52.00
2004	37.90	36.45	61.88
2005	65.00	62.51	115.51

     Our reference prices per Fe unit for Carajás iron ore fines increased across-the-board in 2004 by 18.6% from 2003 levels, after increasing by 9% in 2003 from 2002 levels. We experienced similar trends in the market for pellets, where reference prices increased by 19% in 2004, after increasing by 9.8% in 2003. We have reached agreements with major steelmakers under which our iron ore prices for 2005 will increase by an average of 71.5% and our pellet prices will increase by an average of 86.6%. Prices for lump ore will increase by an average of 79.0%.

     Aluminum-related operations. We operate our aluminum operations through a combination of subsidiaries and unconsolidated joint ventures. We consolidate the revenues of (i) Alunorte, which refines and sells alumina, (ii) Albras, which produces and sells aluminum and (iii) our wholly owned trading subsidiary Itabira Rio Doce Company Ltd., which we refer to as Itaco, which resells bauxite, alumina and aluminum. Our remaining bauxite and aluminum operations are reflected in the line item “Equity in results of affiliates and joint ventures and change in provision for losses on equity investments” in our consolidated income statement.

     Through Itaco, we sell our aluminum in an active world market where prices are determined by reference to prices prevailing on terminal markets, such as the London Metals Exchange and the Commodity Exchange, Inc., or COMEX, at the time of delivery. The following table sets forth the three-month average market prices for aluminum on the London Metals Exchange for the periods indicated.

Aluminum
($ per ton)
1Q02	1,394.48
2Q02	1,377.17
3Q02	1,330.35
4Q02	1,356.92
1Q03	1,392.04
2Q03	1,379.55
3Q03	1,419.94
4Q03	1,519.80
1Q04	1,667.37
2Q04	1,687.60
3Q04	1,716.60
4Q04	1,813.80
1Q05	1,888.60

Source:	Bloomberg.

     Albras and Alunorte seek to manage the risks associated with changes in aluminum prices by hedging. For more information about aluminum-related hedging, see Item 11. Quantitative and Qualitative Disclosures About Market Risk. During the first quarter of 2005, average market prices for aluminum on the London Metals Exchange rose by 4.1% compared to the previous quarter. Alumina prices remained at high levels during the first quarter of 2005, and we believe that the current structural imbalance between supply and demand in the alumina market will continue to have a positive impact on alumina prices in the near term.

     Our unconsolidated joint venture MRN sells a substantial proportion of its bauxite to our consolidated subsidiary Alunorte, which in turn sells a portion of its alumina production to our unconsolidated joint venture Valesul. The basic arrangements under which these sales are made are as follows:

•	Our MRN bauxite joint venture produces bauxite for sale on a take-or-pay basis to us and our joint venture partners at a price that is determined by a formula based on prevailing world prices of aluminum and alumina. Our Alunorte alumina subsidiary purchases all of its bauxite requirements from MRN. Our annual purchase commitment for 2004 was approximately US$ 60 million.

•	Each Alunorte partner must purchase on a take-or-pay basis all alumina produced by Alunorte in proportion to its respective interest. Each partner pays the same price, which is determined by a formula linked to the prevailing world prices of aluminum. On June 30, 2002, we increased our stake in and acquired control of Alunorte and began consolidating it in our financial statements. As a result, since that date, payments we make to Alunorte under our take-or-pay commitment are eliminated in preparing our consolidated financial statements. In 2004, we used 51% of our share of Alunorte’s production at Albras, sold 47% to the foreign market and sold the remainder in our aluminum operations to Valesul.

•	Each Albras aluminum joint venture partner must purchase on a take-or-pay basis all aluminum produced by Albras in proportion to its ownership interest. In 2004, we began consolidating Albras in our financial statements. As a result, we include 100% of Albras’ results in our financial statements, and payments made by Itaco to Albras under our take-or-pay commitment are eliminated in preparing our consolidated financial statements for 2004. Prior to 2004, our aluminum sales consisted of the resale by Itaco of our share of Albras’ production. We do not have a take-or-pay commitment to Valesul, which sells aluminum products directly to its customers.

     Manganese ore and ferroalloys. Manganese ore and ferroalloy prices are strongly influenced by trends in the steel market. Manganese ore prices are generally negotiated on an annual basis using a benchmark established in the Japanese market based on the reference price for the related ferroalloys. Ferroalloy prices are negotiated in open bids, quarterly contracts (particularly in Europe) or on a spot basis. They are influenced by a number of factors and are more volatile than prices for manganese ore. Among the principal factors are the price of manganese ore, the inventories held by producers or traders, occasional interruptions in production and anti-dumping tariffs in the principal markets (U.S., Europe, Japan and South Korea). Average manganese ore prices increased 36.8%, rising from US$ 55.4 per ton in 2003 to US$ 75.8 per ton in 2004. Average ferroalloy prices increased 74.7%, from US$ 547.8 per ton in 2003 to US$ 957.1 per ton in 2004, reflecting the general increase in the price of raw materials for steel. Ferroalloys are not a standardized product since we sell several kinds of alloys with various prices.

     Potash and kaolin. Potash prices increased 41.1%, from US$ 139.5 per ton in 2003 to US$ 196.8 per ton in 2004, primarily reflecting increased demand for fertilizers. Our average kaolin prices decreased 3.9% from US$ 142.2 per ton in 2003 to US$ 136.7 per ton in 2004, primarily reflecting higher international freight costs.

     Copper. We sell our copper in an active world market where prices are determined by reference to prices prevailing on terminal markets, such as the London Metals Exchange and the COMEX, at the time of delivery. Copper prices increased 57.0% in 2004, relative to 2003. These high prices reflect increased global demand, primarily from China, the weakness of the US dollar and the low level of inventories. Our copper operations began in 2004 and we sold 269 thousand tons, generating revenue of US $201 million.

     Logistics

     We earn our logistics revenues primarily from fees charged to customers for the transportation of cargo via our railroads, ports and ships. Most of these revenues are earned by our railways, and nearly all of our logistics revenues are denominated in reais. Prices in the Brazilian railroad market are subject to maximum levels set by the Brazilian regulatory authorities but, in practice, have historically fallen well below the maximum levels permitted by law, primarily reflecting railroads’ need to remain competitive with the trucking industry. Prices vary depending on the type of cargo and the distances shipped.

Currency Volatility

     Most of our revenues are dollar-denominated, while most of our costs (other than debt expenses) are denominated in reais. As a result, when the real is relatively strong against the dollar, this tends to have a negative effect on our reported financial results from operations, and vice versa. On the other hand, because most of our debt (and debt at the joint venture and affiliate level) is dollar-denominated, a decline in the value of the real causes us to record foreign exchange losses.

     Changes in exchange rates had a negative effect on our operating income in 2004. The average R$/US$ exchange rate was R$ 3.0722 during 2003 and R$ 2.9257 during 2004, representing a 5.0% appreciation of the real. This appreciation had a negative effect on our operating income, because most of our revenues are denominated in U.S. dollars and most of our costs are denominated in reais. The U.S. dollar depreciated by 8.1% from year-end 2003 to year-end 2004, compared to 18.2% from year-end 2002 to year-end 2003, resulting in lower foreign exchange and monetary gains in 2004 than in 2003.

Acquisitions

     We completed several significant acquisitions in 2003, 2004 and the first months of 2005.

•	In February 2003, we acquired for US$ 17.6 million 100% of Elkem Rana AS, a Norwegian ferrochrome producer, which we subsequently renamed RDMN. We invested US$ 16.7 million to convert RDMN’s plant to allow production of ferro manganese alloys. The plant started operations with one furnace in June 2003 and brought its second furnace online in November 2003.

•	In September 2003, we completed the acquisition of Mitsui’s interest in CAEMI, and now own 100% of CAEMI’s common shares and 40% of its preferred shares, totaling 60.2% of CAEMI’s share capital. We began consolidating CAEMI as from that date. CAEMI contributed US$ 840 million to our gross revenues from iron ore for 2004 and US$ 288 million to our total operating income for iron ore. CAEMI contributed US$ 92 million to our gross revenues from kaolin for 2004 and US$ 33 million to our total operating income for kaolin.

•	Our acquisition of CAEMI has increased our iron ore revenues, but has had a negative impact on our operating margins. The lower margins at CAEMI result primarily from the fact that unlike our Northern and Southern systems, which include their own railroads, MBR uses the services of a third-party railway operator, MRS, to transport iron ore from its mines to its ports.

•	In September 2003, we began consolidating FCA. FCA has lower operating margins than our other railways, principally due to higher concession costs and older infrastructure.

•	At the end of 2004 and in the beginning of 2005, we entered into agreements with Yongcheng Coal & Electricity Group and Shanghai Baosteel International Economic & Trading Co., Ltd to acquire a 25% stake in the Chinese anthracite producer Henan Longyu Energy Resources Co. Ltd, or Longyu, for US$ 86 million. Longyu is engaged in the development, operation and maintenance of coal mines and sales of coal and related products in China. The partnership contemplates that we will have guaranteed off-take rights to a portion of the production of the mines, which we intend to consume at our pelletizing plants and to sell to clients in the Brazilian market. The transaction remains subject to the negotiation of final documentation, as well as to the approval of the Chinese government and is expected to close in July 2005.

•	In July 2004, we agreed to acquire for US$ 26 million a 25% stake in a joint venture with the Yankuang Group (Yankuang), one of the largest coal producers in China, and with Itochu Corporation. We made the initial US$ 10.6 million of the US$ 26 million investment in December 2004 upon the incorporation of the joint venture. The joint venture, named Shandong Yankuang International Coking Company Limited, has an estimated production capacity of two million tons of coke and 200,000 tons of methanol per year and is expected to begin operations in 2006. We are also exploring with Yankuang the possibility of participating in a joint venture to develop a new coal mine in the Shandong province in China which would be expected to begin operations in 2007 and have a production capacity of approximately three million tons of coal per year.

•	On March 18, 2005, we acquired Estrela de Apolo for US$ 9.3 million. Estrela de Apolo is a mining company that has iron ore and bauxite mineral rights in the state of Minas Gerais. We will develop feasibility studies to estimate the annual production capacity of the deposit.

•	We obtained mineral exploration rights in several countries, including:

o	Coal in the Moatize region of Mozambique;

o	Potash in Argentina;

o	Phosphates in Peru; and

o	Bauxite in the state of Amazonas, Brazil.

Divestitures and Asset Sales

     We completed the following principal divestitures and asset sales in 2003 and 2004.

•	In August 2003, we sold our last remaining gold mine, Fazenda Brasileiro, to Yamana Resources Inc., for US$ 21 million.

•	In November 2003, we sold our interest in Sepetiba Tecon S.A. to CSN and our interest in Companhia CFN to CSN and Taquari Participações S.A. These sales were made in connection with the purchase of FCA described above.

•	In October 2003, we sold our interest in Fosfértil to Bunge Fertilizantes S.A. for US$84 million.

•	In 2004, we sold our stake in CST for US$579 million. The resultant gain was US$404 million.

Effects of Certain Equity Method Affiliates and Investments Carried at Cost

     The financial condition and results of operations of our joint ventures, affiliated companies and investments can have a significant effect on our results of operations and financial condition. See Note 13 to our consolidated financial statements for information on these effects.

Rising Unit Extraction Costs

     Several of our mines have operated for long periods and will likely experience rising extraction costs per unit in the future. Increases in extraction costs at each of these mines have not materially affected our results of operations as such increases were offset by productivity gains.

Electricity Costs

     In May 2004, Albras successfully executed an auction, resulting in a contract to purchase electricity for a 20-year period, effective June 2004. The basic purchase price is R$ 53.00 MWh, indexed to the general market price index, IGP-M, as calculated by Fundação Getúlio Vargas. In addition to the basic price, the electricity seller will have the right to participate in earnings from our sale of primary aluminum when the price exceeds US$ 1,450.00 per ton, as registered at the London Metal Exchange (LME). As noted above, to date, the LME price has exceeded the threshold LME price during the entire contract so far.

Inflation Rates in Brazil

     As measured by the IGP-M Index, the Brazilian inflation rate was approximately 25.3% in 2002, 8.7% in 2003 and 12.4% in 2004. In the first four months of 2005, the Brazilian inflation rate was approximately 2.4%. Most of our costs are incurred in Brazil in reais, while most of our revenues are earned outside of Brazil in U.S. dollars. Inflation has a negative impact on our operating margins, although it may be offset by devaluation of the real against the U.S. dollar.

Operating expenses

     Our principal operating expenses consist of cost of goods sold, selling, general and administrative expenses and research and development expenses.

•	Cost of goods sold. Our cost of goods sold consists principally of costs for raw materials, bauxite purchased under take-or-pay arrangements from MRN, iron ore and pellets purchased from third parties, logistics services purchased from third parties, labor costs, fuel costs, energy costs, and depreciation and exhaustion. Our cost of goods sold declined as a percentage of net operating revenues in 2004, driven principally by higher prices and the consolidation of Albras.

•	Selling, general and administrative expenses. Our selling, general and administrative expenses consist principally of the expenses of our corporate headquarters.

•	Research and development expenses. Our research and development expenses consist primarily of investments related to mineral exploration and studies for the development of projects. We expect our research and development investments to increase in 2005.

Brazilian Taxes

     We are subject to a number of Brazilian taxes. The principal taxes we pay are:

•	Value-Added Tax and Revenue Taxes. Our gross revenues consist of total revenues from sales, net of discounts, returns and allowances, together with amounts we collect in respect of value-added tax (ICMS). Net operating revenues represent revenues less value-added tax, which we collect on behalf of, and must remit to, state taxing authorities. We also collect other revenue taxes for social programs (PIS and COFINS) that are recorded under the line items value-added tax and other financial expenses in our financial statements. Export sales are currently exempt from both the value-added tax and the social taxes.

•	Income Tax and Social Contribution on Profits. We pay income taxes, which include a tax called the social contribution on profits. The social contribution on profits tax rate is currently 9% and income tax rate is 25% representing a statutory composite rate of 34%.

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

Translation Adjustments

     Our reporting currency is the U.S. dollar, but our functional currency for the majority of our operations is the real. In accordance with Statement of Financial Accounting Standards (SFAS) 52 – “Foreign Currency Translation,” we translate statement of income items to reflect the approximate results that would have occurred if each transaction had been translated using the exchange rate in effect on the date that the transaction was recognized. Because the separate translation of every transaction is impractical, an appropriate weighted average exchange rate for the period is used. In most cases, we translate our statement of income accounts and those of subsidiaries that use the real as their functional currency into U.S. dollars at weighted average monthly rates for the relevant reporting period. In the case of material exceptional items, we translate the amounts into U.S. dollars using the exchange rate on the date of the transaction. Additionally, during periods of high exchange rate volatility, we use estimated daily rates to translate our foreign exchange and monetary losses or gains, financial income and financial expenses. The determination of the appropriate weighted average exchange rate requires significant management judgment and estimates. From January 1 to December 31, 2004, the dollar depreciated by approximately 8.1% against the real and generated a credit for the year recorded directly in the cumulative translation adjustment account of US$ 580 million.

Mineral Reserves and Life of Mines

     We regularly evaluate and update our estimates of proven and probable mineral reserves. Our proven and probable mineral reserves are determined using generally accepted estimation techniques and are audited by Pincock, Allen & Holt, an expert in mineral engineering. Calculating our reserves requires us to make assumptions about future conditions that are highly uncertain, including future ore prices, foreign currency exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some or all of these assumptions could have a significant impact on our recorded proven and probable reserves.

     One of the ways we use our ore reserve estimates is to determine the mine closure dates used in recording the fair value liability for our asset retirement obligations and the periods over which we amortize our mining assets. Any change in our estimates of total expected future mine or asset lives could have an impact on the depreciation, depletion and amortization charges recorded in our consolidated financial statements under cost of goods sold. Changes in the estimated lives of our mines could also significantly impact our estimates of environmental and site reclamation costs, which are described in greater detail below.

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

     To evaluate our asset retirement obligations, our Environmental Department developed a guide which defines the rules and procedures that should be used to evaluate such obligations. The future costs of retirement of all of our mines and sites are estimated annually, considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate. At December 31, 2004, we estimated the fair value of our aggregate total asset retirement obligations to be approximately US$ 134 million.

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

     In relation to goodwill, each year on September 30, we use a two-step process to test for the recoverability of goodwill for each of our reporting units. Step one requires a comparison of the fair value of the reporting unit to the book value of its net assets. The fair value of the net assets is based on discounted cash flows using assumptions similar to those used in the process described above. Step two requires an estimate of the fair value of the individual assets and liabilities within the reporting unit. In the year ended December 31, 2004, after conducting impairment tests, we concluded that no write-down was necessary.

Derivatives and Hedging Activity

     As of January 1, 2001, we adopted SFAS 133 – “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137, SFAS 138 and SFAS 149. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income (outside net income), in the latter case depending on whether a transaction is designated as an effective hedge. In 2003 and 2004, we did not designate any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in current net income. Had we designated our hedging instruments as permitted under SFAS 133, there would have been corresponding fair value adjustments, for certain of our hedging instruments, to the related hedged items in the case of fair value hedges or directly to shareholders’ equity in the case of cash flow hedges. During the year ended December 31, 2004, we recorded a charge of US$ 83 million in relation to fair value adjustments on derivative instruments.

Income Taxes

     In accordance with SFAS 109 — “Accounting for Income Taxes,” we recognize deferred tax effects of tax loss carryforwards and temporary differences in our consolidated financial statements. We record a valuation allowance when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

     When we prepare our consolidated financial statements, we estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a tax expense in our statement of income. When we reduce the valuation allowance, as occurred in 2003 and in 2004, we record a tax benefit in our statement of income.

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

     The provision for contingencies at December 31, 2004, totaling US$ 914 million, consists of provisions of US$ 221 million, US$ 185 million, US$ 502 million and US$ 6 million for labor, civil, tax and other claims, respectively.

Employee Post-retirement Benefits

     We sponsor a defined benefit pension plan covering substantially all of our employees. We account for these benefits in accordance with SFAS No. 87 “Employers’ Accounting for Pensions.”

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

Consolidation of Variable Interest Entities

     We perform evaluations of each of our equity affiliates and joint ventures to determine if they constitute variable interest entities, or VIEs, as defined under Interpretation No. 46R, “Consolidation of Variable Interest Entities,” or FIN 46R. Applying FIN 46R, we determined that Albras is a VIE and that we are its primary beneficiary. We accordingly have consolidated Albras with effect from January 1, 2005.

     FIN 46R requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Expected losses are the expected negative variability of an entity’s net assets exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity’s assets, exclusive of variable interests. Prior to the issuance of FIN 46R, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.

     Quantifying the variability of VIEs is complex and subjective, requiring consideration and estimates of a significant number of possible future outcomes as well as the probability of each outcome occurring. The results of each possible outcome are allocated to the parties holding interests in the VIE and, based on the allocation, a calculation is performed to determine which party, if any, has a majority of the potential negative outcomes (expected losses) or a majority of the potential positive outcomes (expected residual returns). Calculating expected losses and expected residual returns requires modeling potential future results of the entity, assigning probabilities to each potential outcome, and allocating those potential outcomes to the VIE’s interest holders. If our estimates of possible outcomes and probabilities are incorrect, it could result in the inappropriate consolidation or deconsolidation of the VIE.

Results of Operations—2004 Compared to 2003

Revenues

     Our gross operating revenues rose to US$ 8,479 million in 2004, a 52.9% increase over 2003. Our net operating revenues increased 50.8% to US$ 8,066 million in 2004. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

	Year ended December 31,
	2004		2003		% Change
	(in millions of US$)
Iron ore and pellets
Iron ore	US$	3,995	US$	2,662	50.1%
Pellets		1,148		838	37.0

Subtotal		5,143		3,500	46.9
Manganese and Ferroalloys		701		349	100.9
Potash		124		94	31.9
Kaolin		164		96	70.8
Copper		201		—	100.0
Gold		—		21	—
Minerals and metals		6,333		4,060	56.0
Revenues from logistic services		877		604	45.2
Aluminum-related products		1,250		852	46.7
Other products and services		19		29	(34.5)

Gross revenues		8,479		5,545	52.9
Value-added tax		(413)		(195)	111.8

Net operating revenues	US$	8,066	US$	5,350	50.8%

     Iron ore and pellets

     In 2004, the global seaborne iron ore market continued to experience high levels of demand. Reflecting these global market conditions, customer demand for iron ore and pellets continued to exceed CVRD’s production capacity. We increased our shipments of iron ore by 40.9 million tons, or 25.1%, compared to the prior year and our shipments of pellets by 3.9 million tons, or 16.4%. These increases reflect higher production at our existing mines, the effect of consolidating CAEMI for a full year in 2004, compared to only four months in 2003, and higher purchases from third parties. Our gross revenues for 2004 were also positively affected by price increases. We reached agreements with major steelmakers in January 2004 under which our reference prices for iron ore and pellets increased by an average of 18% and 19% respectively. Reflecting these positive volume and pricing trends, our gross revenues from iron ore and pellets increased 46.9%, from US$ 3,500 million in 2003 to US$ 5,143 million in 2004.

     Iron ore. Gross revenues from iron ore increased by 50.1% from US$ 2,662 million in 2003 to US$ 3,995 million in 2004, driven primarily by a 25.1% increase in shipments of iron ore and a 19.9% increase in average selling prices. The increase in shipments was driven primarily by the consolidation of CAEMI for the entire year in 2004 compared to only four months in 2003. CAEMI accounted for 42.7 million tons of shipments and gross revenues of US$ 840 million in 2004, compared with 13.9 million tons of shipments and gross revenues of (US$ 240 million) in 2003. The remaining increase in shipments resulted from higher production at our existing mines (primarily Carajás) and an increase in purchases from third parties from 9.2 million tons to 15.9 million tons. The prices reflect the iron ore price increases agreed with major steelmakers in January 2004.

     Pellets. Gross revenues from pellets increased by 37.0%, from US$ 838 million in 2003 to US$ 1,148 million in 2004. The increase was driven by an 16.4% increase in volume shipped, reflecting the demand for our pellets as well as the full operation of our pelletizing plant in São Luís, which contributed 2.4 million tons, and an 18.7% increase in average selling prices. The price increases reflect the pellet prices agreed with major steelmakers in January 2004.

     Manganese ore and ferroalloys

     Gross revenues of manganese ore and ferroalloys increased by 100.9%, from US$ 349 million in 2003 to US$ 701 million in 2004. This increase resulted from:

•	A 108.3% increase in gross revenues from ferroalloys, from US$ 300 million in 2003 to US$ 625 million in 2004. The increase was driven by strong demand for our principal ferroalloy products from the steel industry and the impact of a full year of ferroalloy production from RDMN in 2004, which drove a 22.7% increase in sales volume, and a 74.7% increase in average selling prices.

•	A 55.1% increase in gross revenues of manganese ore, from US$ 49 million in 2003 to US$ 76 million in 2004. Revenues were positively affected by 36.8% increase in average selling prices compared to 2003 while volumes increased by 13.2%.

     Potash

     Gross revenues from sales of potash increased by 31.9%, from US$ 94 million in 2003 to US$ 124 million in 2004, driven by a 41.1% increase in average selling prices, reflecting strong demand. The higher average selling prices were partially offset by lower sales volume, which decreased 6.5% in 2004. Shipments were lower in 2004 because the production was limited as a result of the expansion project at our Taquari-Vassouras potash mine, which is designed to increase its annual production capacity from 600,000 tons to 850,000 tons.

     Kaolin

     Gross revenues from sales of kaolin increased by 70.8%, from US$ 96 million in 2003 to US$ 164 million in 2004. US$ 92 million of our kaolin revenues derives of the consolidation of CADAM through CAEMI, for a full year in 2004, as opposed to US$ 31 million over four months in 2003. Total volume shipped increased by 84.6%, driven primarily by the CAEMI acquisition. The volume growth was partially offset by a 3.9% decrease in average selling prices, reflecting higher international freight costs.

     Copper

     We began selling copper concentrate from our Sossego copper mine in June 2004. During the period from June 2004 to the end of 2004, gross revenues from sales of copper concentrate amounted to US$ 201 million.

     Logistic services

     Gross revenues from logistic services increased by 45.2% from US$ 604 million in 2003 to US$ 877 million in 2004. The improved performance in logistics revenues reflects our efforts to add railroad capacity to exploit opportunities provided by agricultural production, especially grains, and increased shipments due to higher Brazilian steel production in 2004. Our gross revenues were also positively affected by the consolidation of FCA beginning September 2003. In particular, the increase in gross revenues from logistic services reflects:

•	A 64.1% increase in gross revenues from railroad transportation, from US$ 373 million in 2003 to US$ 612 million in 2004. Of the US$ 239 million increase in revenues, US$ 156 million resulted from our consolidation of FCA. The increase reflects a 37.1% increase in volume transported, reflecting the FCA acquisition, the strong demand for general cargo services, which continued to exceed supply, and the expansion of our rolling stock through the addition of wagons and locomotives, as well as a 19.4% increase in average selling prices, reflecting higher prices due to the appreciation of the real, as well as higher real-denominated prices due to increased demand and inflation.

•	A 20.1% increase in gross revenues from port operations, from US$ 144 million in 2003 to US$ 173 million in 2004. The increase in port operations gross revenues was driven by a 15.0% increase in average selling prices, reflecting the appreciation of the real as well as higher real-denominated prices due to high demand and inflation.

•	A 5.7% increase in gross revenues from shipping, from US$ 87 million in 2003 to US$ 92 million in 2004.

     Aluminum-related products

     Gross revenues from aluminum-related products increased 46.7%, from US$ 852 million in 2003 to US$ 1,250 million in 2004. The main drivers were:

•	A 130.9% increase in gross revenues from sales of aluminum, from US$ 320 million in 2003 to US$ 739 million in 2004. Of the US$ 419 million increase, the consolidation of Albras was responsible for US$ 384 million, and the remainder is largely due to the increased worldwide demand for aluminum and improvements that helped expand production. Sales volume increased by 104.8% and the average selling price rose by 20.0%. The price increase primarily reflects strong worldwide demand for aluminum.

•	A 43.2% increase in gross revenues from sales of bauxite, from US$ 37 million in 2003 to US$ 53 million in 2004. This increase was largely the result of a 41.0% increase in volume sold. The price remained relatively stable, reflecting that bauxite prices are established based on the aluminum and alumina prices of the three previous quarters, excluding the quarter immediately preceding price negotiations.

•	A 7.5% decrease in gross revenues from sales of alumina, from US$ 495 million in 2003 to US$ 458 million in 2004. The decrease in alumina gross revenues resulted primarily from a 32.6% decrease in sales volume due to the consolidation of Albras beginning January 1, 2004 and to higher revenues in 2003 due to resales of alumina purchased in the spot market. The decline in sales volume more than offset a 37.1% increase in average selling prices for alumina driven by the increase in worldwide demand for alumina.

     Gold

     Our gold production declined significantly effective August 15, 2003, with the selling of our Fazenda Brasileiro mine. Our gold production now consists solely of gold produced as a by-product of our iron ore operations at Itabira. The copper concentrate we produce in our Sossego mine contains gold. We record all revenues received in respect of the copper concentrate under copper revenues.

     Other products and services

     Gross revenues from other products and services decreased 34.5%, from US$ 29 million in 2003 to US$ 19 million in 2004, primarily reflecting the sale, in 2003, by RDMN of excess energy to third parties in the Norwegian market during the conversion of its plants in 2003.

Operating costs and expenses

     The following table summarizes our operating costs and expenses for the periods indicated.

	Year ended December 31,
	2004		2003		% change
	(in millions of US$)
Cost of ores and metals	US$	2,881	US$	2,066	39.4
Cost of logistic services		513		370	38.6
Cost of aluminum-related products		674		678	(0.6)
Others		13		14	(7.1)

Cost of goods sold		4,081		3,128	30.5
Selling, general and administrative expenses		452		265	70.6
Research and development		153		82	86.6
Employee profit sharing plan		69		32	115.6
Other costs and expense		188		199	(5.5)

Total operating costs and expenses	US$	4,943	US$	3,706	33.4

     Cost of goods sold

     General. Total cost of goods sold increased 30.5%, from US$ 3,128 million in 2003 to US$ 4,081 million in 2004. This increase resulted, in part, from the consolidation of Albras, CAEMI and FCA for the full year in 2004, compared with only four months for CAEMI and FCA in 2003 and no consolidation of Albras in 2003. CAEMI and FCA accounted for US$ 236 million of our cost of goods sold in 2003 and Albras, CAEMI and FCA accounted for US$ 708 million in 2004. The other major factors behind the increase in cost of goods sold during 2004 were:

•	Material costs, including fuel and gas, increased by US$ 301 million, or 39.6%, in 2004, driven primarily by the significant increase in our total production, resulting primarily from the consolidation of CAEMI, FCA and Albras which accounted for US$ 123 million of the total US$ 301 million increase, as well as increased prices of fuel and gas.

•	Appreciation of the real against the U.S. dollar and the concurrent increase in inflation as measured by the IGP-M, which reached 12.4% in 2004, led to increased costs, when translated into U.S. dollars, because the majority of our costs and expenses are denominated in reais.

•	Cost of outsourced services increased by US$ 239 million, or 42.6%, in 2004, resulting mainly from an increase in costs for outsourced logistics services resulting from our consolidation of CAEMI beginning in September 2003. Unlike our Northern and Southern systems, where we use our own railroads, CAEMI uses a third-party logistics provider—MRS—to transport its iron ore to the port. CAEMI accounted for US$ 184 million in outsourced logistics costs in 2004 compared with US$ 94 million in 2003. In 2004, our Minas do Meio mines in the Southern System also transported a portion of their output via MRS, for a total freight cost of US$ 73 million in 2004 compared with US$ 39 million in 2003, reflecting higher volumes transported as well as higher prices.

•	Expenditures on purchases of products other than iron ore and pellets decreased by 32.0% from US$ 604 million in 2003 to US$ 411 million in 2004 due mainly to the consolidation of Albras, which contributed US$ 240 million.

•	Energy expenses increased by US$ 172 million in 2004 compared to 2003, driven primarily by the consolidation of Albras, which accounted for US$ 137 million of the total increase.

•	Demurrage costs increased from US$ 46 million in 2003 to US$ 83 million in 2004, reflecting congestion in the ports due to high demand.

     Cost of ores and metals. Cost of ores and metals sold increased by 39.4% to US$ 2,881 million in 2004 from US$ 2,066 million in 2003, primarily due to increased sales volumes of iron ore and pellets, copper and manganese and ferroalloys. A portion of the increase in the cost of ores and metals sold also reflects the higher costs associated with purchases of iron ore from third parties to meet excess demand. We purchased 15.9 million tons in 2004, up from 9.2 million tons in 2003. The cost of ores and metals during 2004 also includes US$ 484 million in costs generated by the full consolidation of CAEMI, compared with four months in 2003, and the beginning of copper operations.

     Cost of logistic services. Cost of logistic services increased by 38.6%, from US$ 370 million in 2003 to US$ 513 million in 2004. Of the US$ 143 million increase, US$ 125 million relates to the consolidation of FCA for the full 2004 compared with four months in 2003.

     Cost of aluminum-related products. Cost of aluminum-related products remained stable, from US$ 678 million in 2003 to US$ 674 million in 2004.

     Cost of other products and services. Cost of other products and services remained stable, from US$ 14 million in 2003 to US$ 13 million in 2004.

     Selling, general and administrative expenses

     Selling, general and administrative expenses increased 70.6%, from US$ 265 million in 2003 to US$ 452 million in 2004. This increase resulted primarily from the full consolidation of CAEMI, FCA and Albras over the full year in 2004, compared to four months of results from CAEMI and FCA and no results for Albras for 2003. Taken together, CAEMI, FCA and Albras accounted for US$ 88 million of the US$ 187 million increase. The remainder primarily reflects increase in sales expenses due to the increase in revenues sales and increase in salaries as well as the monetary exchange variation.

     Research and development

     Research and development expenses increased 86.6%, from US$ 82 million in 2003 to US$ 153 million in 2004. This increase is in line with CVRD’s expansion plans intended to diversify its production and expand production of existing products to meet world demand.

     Other costs and expenses

     Other costs and expenses decreased by US$ 199 million in 2003 to US$ 188 million in 2004. These costs and expenses primarily reflect provisions for contingencies.

Operating Income by Segment

     The following table provides information concerning our operating income by segment and as a percentage of revenues for the periods indicated.

	Year ended December 31,
	2004			2003
	Operating income		% of net operating	Operating income		% of net operating
	(loss)		revenues	(loss)		revenues
	(in millions of US$)			(in millions of US$)
Ferrous minerals
Iron ore	US$	1,836	47.5%	US$	1,164	45.0%
Pellets		268	24.3		169	22.0
Manganese ore		26	36.1		7	—
Ferroalloys		243	42.4		34	28
Non-ferrous minerals
Gold		(2)	—		17	81.0
Potash		53	48.6		35	43.0
Kaolin		51	32.3		4	4.0
Copper		92	46.5		—	—
Aluminum-related
Alumina		71	16.1		109	24.0
Aluminum		435	59.1		25	8.0
Bauxite		5	9.4		3	8.0
Logistics
Railroads		150	29.3		111	33.0
Ports		51	35.4		46	35.0
Ships		(39)	—		(38)	—
Others		(117)	—		(42)	—

Total	US$	3,123	38.7	US$	1,644	30.7

     Our operating income increased as a percentage of net operating revenues from 30.7% in 2003 to 38.7% in 2004. This increase was driven primarily by higher operating margins in the iron ore, pellets, manganese and ferroalloy businesses due to higher prices, higher operating margins in the aluminum business due to the consolidation of Albras, and the start up of copper operations. We also experienced a substantial improvement in the operating margins of our kaolin business, reflecting an increase in volume sold and lower unit costs due to the consolidation of CADAM for a full year in 2004, compared to only four months in 2003, which more than offset a decline in average selling prices. The improvement in these businesses was partially offset by declines in margins in the railroad segment reflecting the consolidation of FCA and declines in alumina segment operating profitability due to the consolidation of Albras.

Non-operating income (Expenses)

     The following table details our non-operating income (expenses) for the periods indicated.

	Year ended December 31,
	2004		2003
	(millions of US$)
Financial income	US$	82	US$	102
Financial expenses		(671)		(351)
Foreign exchange and monetary gains (losses) net		65		242
Gain on sale of investments		404		17

Non-operating income (expenses)	US$	(120)	US$	10

     We had net non-operating expenses of US$ 120 million in 2004, compared to net non-operating income of US$ 10 million in 2003. This change primarily reflects:

•	The effect of the 8.1% depreciation of the U.S. dollar from year-end 2003 to year-end 2004 on our net U.S. dollar-denominated liabilities (mainly short and long-term debt, less cash and cash equivalents), which generated a net foreign exchange gain of US$ 79 million in 2004, compared to a gain of US$ 222 million in 2003 (where the depreciation from year-end 2002 to year-end 2003 was 18.2%).

•	A decrease in financial income from US$ 102 million in 2003 to US$ 82 million in 2004 due to reductions in interest rates and the balance of cash equivalents from bonds.

•	An increase in financial expenses from US$ 351 million in 2003 to US$ 671 million in 2004, principally due to the consolidation of CAEMI, FCA and Albras, which accounted for US$ 165 million of the increase. The remainder of the increase reflects an increase in average outstanding debt and losses on derivative contracts for alumina and aluminum during 2004 and the premium paid related to the repurchase by us of a portion of Vale Overseas’ outstanding 8.625% Enhanced Guaranteed Notes due 2007.

•	A gain of US$ 404 million in 2004, reflecting the sale of our stake in CST compared to a net gain of US$ 17 million reflecting the selling of Fosfertil.

Income Taxes

     In 2004, we recorded a net tax expense of US$ 749 million, compared to a net tax expense of US$ 297 million in 2003. The difference resulted primarily from:

•	An increase in tax expense at nominal statutory rates from US$ 562 million in 2003 to US$ 1,021 million in 2004 due to higher pre-tax income.

•	A tax benefit of US$ 247 million in respect of exempt foreign income in 2004, compared to a US$ 59 million expense in 2003. This change resulted primarily from the effects of the foreign exchange variations on exempt foreign assets.

•	Accrual of a US$ 240 million expense related to the difference on tax basis of equity investments in 2004, compared to a US$ 56 million expense in 2003. This resulted mainly from effect of the sale of CST.

•	Accrual of a US$ 57 million expense related to write-offs of derivative-related deferred tax assets as a result of a change in the applicable tax legislation under which we can no longer deduct payments or losses on derivative investments, effective January 1, 2005.

•	A tax benefit of US$ 77 million compared to US$ 53 million registered in 2003. The US$ 77 million tax benefit relates primarily to a reversal of tax valuation allowances at Albras and Alunorte due to an increase in actual and expected future taxable income that made it more likely than not that Albras and Alunorte would be able to use their tax loss carryforwards.

Affiliates and Joint Ventures

     Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments resulted in a gain of US$ 542 million in 2004, compared to a gain of US$ 306 million in 2003. The following table summarizes the composition of our equity in results of affiliates and joint ventures and provisions for losses on equity investments for the periods indicated.

	Year ended December 31,
	2004		2003
	(in millions of US$)
Equity in results of affiliates and joint ventures and provision for losses on equity investments
Ferrous	US$	170	US$	133
Logistics		33		(52)
Aluminum-related products		71		147
Steel		271		81
Others		(3)		(3)

Total equity in results of affiliates and joint ventures and provisions for losses	US$	542	US$	306

     Ferrous. Our equity in the results of iron ore and pellet affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$ 170 million in 2004, compared to a gain of US$ 133 million in 2003. The improvements at each of these affiliates were due to strong demand in the market for iron ore and pellets. Samarco contributed US$ 117 million in 2004 compared to US$ 70 million in 2003, reflecting higher prices and a write-off of value-added tax credits due to agreements with the local government, which amounted to US$ 37 million which was recorded in 2003.

     Logistics. In 2004, our equity in the results of logistics affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$ 33 million, compared with a net loss of US$ 52 million in 2003. The net loss in 2003 primarily reflected a provision for losses related to impairment of assets registered by FCA prior to its consolidation in September 2003.

     Aluminum-related. Our equity in the results of our aluminum-related affiliates and joint ventures and provisions for losses on equity investments was US$ 71 million in 2004, compared to US$ 147 million in 2003. This decrease is due to the consolidation of Albras in 2004, partially offset by improvements in the performance of the other aluminum-related companies.

     In 2004, our aluminum-related affiliates recorded exchange gains due to the effects of the appreciation of the real on their foreign currency denominated debt. In addition to exchange rate effects, the operating results of Valesul and MRN in 2004 were influenced by the following factors:

•	Valesul. In 2004, Valesul generated net income of US$ 26 million on gross revenues of US$ 204 million, compared to net income of US$ 18 million in 2003 on gross revenues of US$ 172 million. CVRD’s portion of the net income of Valesul was US$ 14 million in 2004, compared to US$ 10 million in 2003. The improvement of the results was driven by higher average selling prices.

•	MRN. In 2004, MRN generated net income of US$ 142 million on gross revenues of US$ 351 million, compared to net income of US$ 81 million in 2003 on gross revenues of US$ 276 million. Our portion of the net income of MRN was US$ 57 million in 2004 and US$ 33 million in 2003. The revenue increase was driven by a 16.5% increase in sales volume, driven primarily by higher demand, as well as an 11% increase in average selling price.

     Steel. In 2004, we recorded a net gain of US$ 271 million in respect of our equity in the results of steel affiliates and joint ventures, compared to a net gain of US$ 81 million in 2003. The improved performance at Usiminas, CST (during the period prior to the sale of our interest) and CSI were due to strong demand in the market for steel, which drove an increase in sales volumes and average selling prices. The improved performance at CST also reflects the reversal of US$ 23 million of provisions for contingencies and the final court decision in the “Plano Verão” lawsuit (income tax deductibility of certain charges) for US$ 75 million. The improved performance at Usiminas primarily reflects higher selling prices and sales volumes. CSI’s net income increased in 2004 primarily due to an 11.7% increase in sales volume and a 47.7% increase in average selling prices, reflecting better margins.

Results of Operations—2003 Compared to 2002

Revenues

     Our gross operating revenues increased from US$ 4,282 million in 2002 to US$ 5,545 million in 2003. Our net operating revenues increased 29.8% from US$ 4,123 million in 2002 to US$ 5,350 million in 2003. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

	Year ended December 31,
	2003		2002		% Change
	(in millions of US$)
Iron ore and pellets
Iron ore	US$	2,662	US$	2,147	24.0%
Pellets		838		673	24.5

Subtotal		3,500		2,820	24.1
Gold		21		103	(79.6)
Manganese ore and ferroalloys		349		283	23.3
Potash		94		91	3.3
Kaolin		96		45	113.3
Revenues from logistic services		604		458	31.9
Aluminum-related products		852		462	84.4
Other products and services		29		20	45.0

Gross revenues		5,545		4,282	29.5
Value-added tax		(195)		(159)	22.6

Net operating revenues	US$	5,350	US$	4,123	29.8

     Iron ore and pellets

     The global seaborne iron ore market is experiencing the highest demand pressure it has faced in the past two decades. Reflecting these global market conditions, in 2003, customer demand for iron ore and pellets exceeded CVRD’s production capacity, continuing the trend experienced in the second half of 2002. Our gross revenues for 2003 were also positively affected by price increases. We reached agreements with major steelmakers in May and June 2003 (retroactive to January 2003 for sales to Europe and April 2003 for sales to Asia), respectively, under which our reference prices for iron ore and pellets increased by an average of 9% and 9.8% respectively. Reflecting these positive volume and pricing trends, our gross revenues from iron ore and pellets increased 24.1%, from US$ 2,820 million in 2002 to US$ 3,500 million in 2003.

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

     On August 15, 2003, we sold Fazenda Brasileiro to Yamana Resources for US$ 21 million. After completion of the sale, our gold operations now consist only of gold produced as a by-product of our iron ore operations at Itabira and our copper operations in Carajás.

     Manganese ore and ferroalloys

     Gross revenues from sales of manganese ore and ferroalloys increased by 23.3%, from US$ 283 million in 2002 to US$ 349 million in 2003. This increase resulted from:

•	A 36.1% increase in sales of manganese ore, from US$ 36 million in 2002 to US$ 49 million in 2003. The sales increase was driven primarily by higher sales volume, which rose by 33.1%, mainly reflecting higher shipments of manganese ore sinter feed from our Carajás mine to China. Revenues were also positively affected by higher average selling prices, which increased by 2.3% compared to the same period in 2002.

•	A 21.5% increase in gross revenues from ferroalloys, from US$ 247 million in 2002 to US$ 300 million in 2003. The increase was driven by strong demand for our principal ferroalloy products from the steel industry, which experienced an 18.0% increase in average selling prices and a 5.5% increase in volume. This increase was also impacted by the acquisition of RDMN. The plant started operations with one furnace in June 2003 and bought its second furnace in November 2003.

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

     The major factors behind the increase in cost of goods sold during 2003 were:

•	Material costs increased by US$ 283 million in 2003 due to the significant increase in our total production, combined with a 43% increase in the price of fuel. Fuel and gas expenses accounted for 46.1% of our total materials cost in 2003, compared with 40.5% in 2002.

•	Cost of outsourced services increased by US$ 248 million in 2003. The principal component of this line was an increase in costs for outsourced logistics services resulting from our consolidation of CAEMI beginning in September 2003. Unlike our Northern and Southern systems, where we use our own railroads, CAEMI uses a third-party logistics provider—MRS—to transport its iron ore to the port. CAEMI accounted for US$ 94 million in outsourced logistics costs in 2003. In 2003, our western mines in the Southern System also transported a portion of their output via MRS, for a total freight cost of US$ 39 million in 2003 compared with US$ 28 million in 2002.

•	Expenditures on purchases of products other than iron ore and pellets increased from US$ 422 million in 2002 to US$ 604 million in 2003. The 40.3% increase in alumina production meant proportional growth in purchases of bauxite from MRN, accounting for US$ 115 million in expenses. Similarly an increase in sales volume and prices of primary aluminum translated into an increase of approximately US$ 39 million in our take-or-pay commitment to Albras.

•	We incurred US$ 46 million in demurrage expenses in 2003 due to congestion in our ports resulting from excess demand for iron ore and the resulting pressure on our logistics system.

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

     Other costs and expenses

     Other costs and expenses increased from US$ 119 million in 2002 to US$ 199 million in 2003. The US$ 80 million increase was primarily attributable to a US$ 31 million increase in provisions for ICMS taxes, a US$ 12 million write-off of assets at the São Luís pelletizing plant and US$ 8 million of contingencies. In 2002, we recorded US$ 49 million of income due to the sale of certain forestry assets of our subsidiary Florestas Rio Doce S.A.

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

     Our margins in our kaolin business dropped sharply in 2003, driven both by a significant increase in operating costs at PPSA in 2003 and by the recording of write-offs in 2003 relating to value-added taxes which proved to be uncollectible at both CADAM and PPSA.

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

     Net non-operating income in 2003 amounted to US$ 10 million, compared to net non-operating expenses of US$ 828 million in 2002. This change primarily reflects:

•	The effect of exchange rate movements on our net U.S. dollar-denominated liabilities (mainly short and long-term debt, less cash and cash equivalents), which generated a net foreign exchange gain of US$ 222 million in 2003, compared to a loss of US$ 515 million in 2002.

•	A decrease in financial income from US$ 127 million in 2002 to US$ 102 million in 2003 due to lower cash balances and reductions in interest rates.

•	A decrease in financial expenses from US$ 375 million in 2002 to US$ 351 million in 2003, principally due to the recognition, in 2002, of US$ 60 million relative to losses on interest rate derivatives against only US$ 3 million in 2003 and lower interest rates.

•	A net gain of US$ 17 million, reflecting a gain of US$ 61 million on the sale of Fosfértil in October 2003, less a loss of US$ 44 million on the sale of CFN in November 2003.

Income Taxes

     In 2003, we recorded a net tax expense of US$ 297 million, compared to a net tax benefit of US$ 149 million in 2002. The difference resulted primarily from:

•	An increase in tax expense at nominal statutory rates from US$ 204 million in 2002 to US$ 562 million in 2003 due to higher pre-tax income.

•	Accrual of a US$ 59 million expense in respect of exempt foreign income in 2003, compared to a tax benefit of US$ 196 million in 2002. This change resulted primarily from the effects of the foreign exchange variations on the foreign assets that are exempt for tax purposes.

•	Accrual of a US$ 56 million expense related to the difference on tax basis of equity investees in 2003, compared to a tax benefit of US$ 20 million in 2002. This resulted mainly from effect of the deductible amortization of goodwill for local tax purposes.

•	An increase in tax incentives from US$ 4 million in 2002 to US$ 60 million in 2003 due to the iron ore and alumina incentives on the higher income tax basis in 2003.

•	The primary driver for our reversal of approximately US$ 53 million in tax valuation allowances in fiscal year 2003 was a US$ 39 million reversal of tax valuation allowances at Rio Doce Manganês S.A. (RDM), a subsidiary involved in the manganese business. In 2003, after we had bought out significant minority interests in 2002, we planned and carried out a restructuring of our manganese operations in which we centralized all of our manganese operations in RDM. As a result of the restructuring, production at RDM increased, as did RDM’s profits. Under Brazilian tax law, each entity in the consolidated group is considered an independent entity for tax purposes, and the increase in taxable income at RDM made it more likely that RDM would be able to use its tax loss carryforwards. We accordingly revised our estimates of RDM’s ability to use its tax loss carryforwards and reversed US$ 39 million in tax valuation allowances. For comparative purposes, RDM’s income before income tax increased to US$ 77 million in 2003 compared to $ 40 million in 2002. During the first nine months of 2004, RDM’s income before income tax was US$ 116 million.

•	The remaining US$ 14 million of the US$ 53 million tax valuation allowance not attributable to RDM relates to reversals of tax valuation allowances by two other subsidiaries as a result of the generation of taxable profits in these separate legal entities, neither of which was individually greater than US$ 10 million.

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

     Logistics. In 2003, our equity in the results of logistics affiliates and joint ventures and provisions for losses on equity investments amounted to a net loss of US$ 52 million, compared with a net loss of US$ 88 million in 2002. The lower net loss in 2003 was driven primarily by improved results at MRS, which partially offset the recording of higher provisions for losses related to FCA in 2003 than in 2002. We recorded higher provisions for losses related to FCA in 2003 due to asset impairment provisions.

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

     Steel. In 2003, we recorded a net gain of US$ 81 million in respect of our equity in the results of steel affiliates and joint ventures, compared to a net gain of US$ 23 million in 2002. The increase reflects improved performance at Usiminas and CST, which more than offset lower returns at CSI. The improved performance at CST primarily reflects a 23.4% increase in average selling prices, reflecting higher slab prices and the start up of sales of hot-rolled coils (HRC), a higher value product. The improved performance at Usiminas primarily reflects the positive impact of exchange rate variations on Usiminas’ U.S. dollar-denominated debt. CSI’s net income declined in 2003 primarily due to a sharp increase in the cost of steel slabs, an important raw material for its operations, which reduced CSI’s gross margins.

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

     In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments directly or through subsidiaries, joint ventures or affiliated companies, and fund these investments through internally generated funds, the issuance of debt or a combination of these methods. We also may dispose of assets. Our sale of our stake in CST in 2004 generated cash flows of US$ 579 million.

     In 2005, we expect our major cash needs to include repayment or refinancing of US$ 730 million in long-term debt that matures by the end of 2005, as well as budgeted capital expenditures of US$ 3.3 billion and announced minimum dividend payments for 2005 of US$ 1 billion. We expect to meet these cash needs through a combination of operating cash flow, cash and cash equivalents on hand, and new debt.

Sources of Funds

     Our principal sources of liquidity are cash and cash equivalents on hand and cash flow from operating activities. At December 31, 2004, we had cash and cash equivalents of US$ 1,249 million. Our operating activities generated positive cash flows of US$ 3,471 million in 2004. In 2005, we expect our cash flow from operations to increase due to the price increases discussed above, see Item 5. Operating and Financial Review and Prospects—Overview—Key Factors Affecting Revenue and Results of Operations—Prices—Ores and metals.

     In addition to the above sources of liquidity, CVRD has a committed credit line facility for the purpose of improving the efficiency of its cash management and reducing debt refinancing risks during moments of instability in financial markets. In April 2005, the program was increased to US$ 750 million from US$ 500 million. This increase was accompanied by an extension in tenor and a cost reduction. The changes result from the rollover of the US$ 400 million tranche which was signed by CVRD in May 2004 and was due in May 2005. This tranche was increased to US$ 650 million on a committed bank facility with a syndicate of 11 commercial banks from the United States, Europe and Asia. The transaction was structured to prevent any restrictions related to sovereign risk on the disbursement of committed funds. The new facility has a utilization term of two years, and a payback period, if drawn down, of two years. Since the beginning of the program in May of 2004, CVRD has never made use of the funds available under the facility.

     We believe we are well positioned to raise additional capital in the debt markets to the extent needed. At December 31, 2004, under our shelf registration statement with the SEC, we had remaining capacity of approximately US$ 1.5 billion. In addition, we are among the most highly rated Brazilian corporate borrowers, which we believe enhances our ability to access the debt markets. Currently, CVRD is rated Ba1 by Moody’s Investors Service. Increasing our credit rating is a major strategic objective.

     In July 2004, we, through our subsidiary Alunorte, obtained a loan of US$ 310 million for the financing of stages 4 and 5 of the expansion of the refinery. This financing has a tenor of 10 years, grace period of four years, average life of 7.3 years and a cost of six-month LIBOR plus 2% per year until the conclusion of the project, and six-month LIBOR plus 3% thereafter. The loan carries political risk insurance provided by the German government (GKA) and the Norwegian government (GIEK). The financing, underwritten by a syndicate of banks, will be disbursed in several installments.

     In September 2004, we entered into a new tranche of a loan underwritten by a syndicate of commercial banks with political risk insurance provided by the Japanese agency Nippon Export and Investment Insurance (NEXI). This agreement was increased from US$ 300 million to US$ 400 million. The term of this tranche is seven years, with an average life of 4.5 years. The cost is 6-month LIBOR plus 0.5% per year. In March and April of 2005, we drew the remaining US$ 200 million under this facility.

Uses of Funds

     Capital Expenditures

     In 2004, our net cash flow used in investing activities was US$ 1,541 million. Capital expenditures amounted to US$ 2,056 million. In 2005, we have budgeted US$ 3.3 billion for capital expenditures. This amount includes expenditures on projects as well as expenditures for maintenance and exploration. For more information about the specific projects for which we have budgeted funds, see Item 4. Information on the Company—Capital Expenditures.

     Dividends

     We paid total dividends and interest on shareholders equity of US$ 787 million in 2004.

     In accordance with our dividend policy, our Executive Officers will announce by January 31 of each year, a proposal to be approved by the Board of Directors, of a minimum dividend to be paid to CVRD shareholders during the year. The minimum value announced, expressed in US dollars (USD), will be based on CVRD’s expected performance in the year of distribution. The proposal will establish payment in two semiannual installments, under the form of dividends and/or interest on shareholders equity, to be paid respectively in April and October. If the proposal is approved, the value established will be paid in Brazilian Reais (BRL).

     The amount will be obtained from the conversion of the USD amount to BRL using the USD/BRL exchange rate bid value (Ptax – option 5) informed by the Central Bank of Brazil the day prior to the Board meeting regarding the declaration and payment of dividends. During the year, our Executive Officers may propose to our Board of Directors, based on their analysis of our cash flow, the payment of an extra installment, in addition to the minimum dividend announced in January. If approved by the Board of Directors, this extra installment can be paid together with either of the other two installments previously established. The announced minimum dividend amount for 2005 is US$ 1 billion. In April 2005, the first installment of this dividend was approved by our Board of Directors in the amount of US$ 500 million and was paid on April 29, 2005.

Debt

     At December 31, 2004, we had aggregate outstanding debt of US$ 4,088 million, consisting of short-term debt (including US$ 730 million in current portion of long-term debt and US$ 52 million of loans from related parties) of US$ 856 million, and long-term debt (excluding current portion) of US$ 3,232 million (including US$ 18 million of loans from related parties). At December 31, 2004, approximately US$ 1,197 million of our debt was secured by liens on some of our assets.

     Our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with foreign and Brazilian financial institutions.

     Our major categories of long-term indebtedness (including the current portion of long-term debt and excluding the accrued charges) are as follows:

•	U.S. dollar-denominated foreign loans and financing (US$ 1,555 million at December 31, 2004). These loans primarily include export financing lines, import finance from export credit agencies, loans from commercial banks and multilateral organizations. The loans generally bear floating rate interest at spreads over LIBOR. In April 2004, we drew US$ 200 million under a syndicated loan facility.

•	U.S. dollar-denominated fixed rate notes (US$ 913 million at December 31, 2004). We have issued several series of fixed rate bonds through our finance subsidiary Vale Overseas Limited with a CVRD guarantee. The US$ 913 million outstanding at December 31, 2004 includes US$ 500 million of 8.25% Notes due 2034 issued by Vale Overseas in January 2004, US$ 300 million of 9.0% Notes due 2013 issued by Vale Overseas in August 2003 and the remaining US$ 113 million of 8.625% Enhanced Guaranteed Notes due 2007 issued by Vale Overseas in March 2002 that remain outstanding after the cash tender offer described below.

•	U.S. dollar-denominated export securitizations (US$ 480 million outstanding at December 31, 2004). We have a US$ 550 million securitization program based on existing and future receivables generated by our subsidiary CVRD Overseas Ltd that relates to exports of iron ore and pellets to six of our customers in Europe, Asia and the United States. The securitization transaction is divided into three fixed rate tranches and one floating rate tranche.

•	Perpetual notes (US$ 65 million at December 31, 2004). We have issued perpetual notes that are exchangeable for 48,000 million preferred shares of MRN. Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares relating to periods beginning with the 2000 fiscal year.

•	Local debt (US$ 821 million at December 31, 2004). We have a series of Brazilian loans, principally from BNDES, most of which are indexed to U.S. dollars, and the remainder of which are linked to baskets of currencies or floating rates in Brazil.

     On December 15, 2004 Vale Overseas finalized the cash tender offer for its US$ 300 million principal amount outstanding 8.625% Enhanced Guaranteed Notes due 2007. The US$ 186.9 million of Notes were repurchased leaving US$ 113.1 million outstanding.

     Of the total amount of long-term debt outstanding at December 31, 2004:

•	US$ 193 million relates to debt obligations of CAEMI, which we began consolidating on September 1, 2003;

•	US$ 134 million relates to debt obligations of FCA, which we began consolidating on September 1, 2003; and

•	US$ 192 million relates to debt obligations of Albras, which we began consolidating on January 1, 2004.

     Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, net debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of December 31, 2004, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent company level.

     For additional information about our debt, please see Notes 14 and 15 to our financial statements.

Shareholder debentures

     At the time of the first stage of our privatization in 1997, we issued debentures to our shareholders. The terms of the debentures were established to ensure that our pre-privatization shareholders, including the Brazilian government, would participate alongside us in potential future financial benefits that we derive from exploiting certain mineral resources that were not taken into account in determining the minimum purchase price of our shares in the privatization. In accordance with the debentures deed, holders have the right to receive semiannual payments equal to an agreed percentage of our net revenues (revenues less value-added tax, transport fee and insurance expenses related to the trading of the products) from certain identified mineral resources that we owned at the time of the privatization, to the extent that we exceed defined thresholds of sales volume relating to certain mineral resources, and from the sale of mineral rights that we owned at that time. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted. We made no payments under the shareholder debentures in 2003. The total payments made under the shareholder debentures amounted to US$ 2 million in 2004, relating to 2003 results. We also made a payment of US$ 3 million in April 2005, relating to 2004 results. See Note 18 to our consolidated financial statements for a description of the terms of the debentures.

Contractual Obligations

     The following table summarizes our long-term debt, short-term debt, operating lease obligations, purchase obligations and Alunorte take-or-pay obligations at December 31, 2004. This table excludes other obligations that we may have, including pension obligations (discussed in Note 17 to our consolidated financial statements).

	Payments Due by Period
	Total		Less than 1 year		2006-2007		2008-2009		Thereafter
			(in millions of US$)
Long-term debt (1)	US$	3,962	US$	748	US$	1,201	US$	510	US$	1,503
Short-term debt (2)		126		126		—		—		—
Operating lease obligations		1,025		50		99		96		780
Purchase obligations (3)		6,639		2,016		732		339		3,552
Take-or-pay obligation (MRN)(4)		853		57		114		114		568

Total	US$	12,605	US$	2,979	US$	2,164	US$	1,059	US$	6,403

(1)	Includes US$ 18 million of long-term debt to related parties.

(2)	Includes US$ 52 million of short-term debt to related parties.

(3)	Amounts, including for purchases of iron ore, are based on 2005 prices.

(4)	We are committed under a take-or-pay agreement to purchase bauxite from MRN at a price that is determined by a formula based on prevailing world prices of aluminum.

Off-balance Sheet Arrangements

     At December 31, 2004, our off-balance sheet arrangements consisted solely of guarantees. At December 31, 2004, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$ 7 million, of which US$ 6 million is denominated in U.S. dollars and the remaining US$ 1 million is denominated in reais. We expect no losses to arise as a result of these guarantees. We have made charges for extending these guarantees in the case of Samarco. See Note 18 to our consolidated financial statements for more information concerning these guarantees.

Recent Accounting Pronouncements

     In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005. We do not expect SFAS 123R to have any material impact on our financial position, result of operations or cash flows.

     In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. We will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for 2005. Also, this Statement requires that allocation of fixed production overheads to inventories by June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. We are analyzing the requirements of this new Statement and believe that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

     In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary. Application of these paragraphs has been deferred pending issuance, of proposed FSP EITF Issue 03-1a. We do not expect EITF Issue No. 03-01 to have any impact on our financial position, results of operations or cash flows.

     At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company. The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. We do not expect that this consensus will have any impact on our calculation of Basic and Diluted EPS.

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

     Ten of our current directors and nine of our current alternate directors were appointed to their positions directly by Valepar, our principal shareholder, pursuant to Valepar’s shareholders’ agreement and the provisions of the Brazilian Corporate Law. For a description of the procedures under which our directors are appointed, see Item 10. Additional Information—Memorandum and Articles of Incorporation—Common Shares and Preferred Shares—General. For a description of Valepar’s shareholders’ agreement, see Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Principal Shareholder.

Directors of CVRD

     The table below lists the current members of the Board of Directors. All of our directors were elected or re-elected, as the case may be, in 2005, and their terms will expire in 2007.

	Year
	First
	Elected	Position	Age
Sérgio Ricardo Silva Rosa (1)	2003	Chairman	45
Erik Persson (1)	2001	Director	51
Jorge Luiz Pacheco (1)	2005	Director	50
Arlindo Magno de Oliveira (1)	2003	Director	54
Jaques Wagner (1)	2003	Director	55
Renato da Cruz Gomes (1)	2001	Director	52
Mário da Silveira Teixeira Júnior (1)	2003	Vice-Chairman	59
Hiroshi Tada (1)	2005	Director	60
Oscar Augusto de Camargo Filho (1)	2003	Director	67
Francisco Augusto da Costa e Silva (1)	2005	Director	56
Eduardo Fernando Jardim Pinto (2)	2005	Director	42

(1)	Appointed by Valepar and approved at the annual shareholders’ meeting.

(2)	Appointed by our employees and approved at the annual shareholders’ meeting.

     The table below lists the alternate members of the Board of Directors.

	Year
	First
	Elected	Position	Age
Gerardo Xavier Santiago (1)	2003	Director	45
Rita de Cássia Paz Andrade Robles (1)	2005	Director	38
Sérgio Ricardo Lopes de Farias (1)	2005	Director	40
José Mauro Guahyba de Almeida (1)	2005	Director	60
Luiz Antonio Santos Baptista (1)	2004	Director	48
Rômulo de Mello Dias (1)	2003	Director	43
João Moisés de Oliveira (1)	2003	Director	60
Hidehiro Takahashi (1)	2005	Director	49
Wanderlei Viçoso Fagundes (1)	2003	Director	59
Vacant
José Horta Mafra Costa (2)	2005	Director	58

(1)	Appointed by Valepar and approved at the annual shareholders’ meeting.

(2)	Appointed by our employees and approved at the annual shareholders’ meeting.

We have summarized below the business experience, areas of expertise, and principal outside business interests of our current directors:

     Sérgio Ricardo Silva Rosa. Mr. Rosa joined our Board of Directors in April 2003 and was designated as Chairman in May 2003. Mr. Rosa is currently the chief executive officer of PREVI — Caixa de Previdêcia dos Funcionários do Banco do Brasil, or Previ, where he has been an executive officer since 2000. He is also a director of Valepar S.A., or Valepar, and chief executive officer of Litel Participações S.A., or Litel. Mr. Rosa has been a director of Brasil Telecom Participações since December 2000, and of Sauípe S.A. since May 2001. Prior to joining Previ, Mr. Rosa served as President of the Confederação Nacional dos Bancários from June 1994 to May 2000. From January 1995 to December 1996, Mr. Rosa was an alderman of the municipality of São Paulo. He received his degree in journalism from Universidade de São Paulo.

     Erik Persson. Mr. Persson joined our Board of Directors in April 2001. Mr. Persson was a planning officer at Previ from June 2000 to May 2003 and has been serving as a pension officer since June 2003. He has worked at Banco do Brasil S.A. since 1977. Mr. Persson has also served as a director of Valepar and Previ since April 2001, and has held an officer position in SEEB and FEEB, both in Rio Grande do Sul, since 1990. He received his degree in economics from Universidade Federal do Rio Grande do Sul – UFRGS.

     Jorge Luiz Pacheco. Mr. Pacheco joined our Board of Directors in April 2002. Mr. Pacheco has been manager of strategic investments at Previ since December 2000, and prior to this time worked at Banco do Brasil S.A. since 1973. He has also served as a director of Valepar and a director of Litel, and has held an officer position in the fiscal council of Compania Siderúrgica Belgo-Mineira. He received his degree in economics from Faculdade de Ciências Econômicas — FCPE — Cândido Mendes/RJ, and post-graduate degrees in finance and business management from IBMEC/RJ.

     Arlindo Magno de Oliveira. Mr. Oliveira joined our Board of Directors in April 2003. Since 1974, he has served in a variety of positions at Banco do Brasil S.A. such as customer service manager. Mr. Oliveira also joined Previ in 1974, and since then, has served as member of the fiscal council, officer for deliberations and executive officer for planning, and currently he serves as Previ’s deliberative board member. From April to October 2002, Mr. Oliveira was the executive officer in charge of finance and management at CEDAE – Companhia Estadual de Água e Esgoto. He also acted as a director of several companies, including Companhia de Eletricidade do Estado da Bahia — COELBA, Companhia Energética do Rio Grande do Norte — COSERN, CPFL Energia S.A., CPFL Geração de Energia S.A. and ENERCAN - Campos Novos Energia S.A. He received a degree on economics from Universidade Federal Fluminense – UFF and his post-graduate degree in finance from IBMEC/RJ.

     Jaques Wagner. Mr. Wagner joined our Board of Directors in December 2003. As of January 23, 2004, Mr. Wagner serves as Minister of the Council on Economic Development Special Administrative Office. From 1999 to 2003, he was a member of the Parliament and served as the Minister of Labor from 2003 to 2004. He received his degree in engineering from Pontifícia Universidade Católica in Rio de Janeiro.

     Renato da Cruz Gomes. Mr. Gomes joined our Board of Directors in April 2001. Mr. Gomes has been an executive officer of Bradespar S.A. since 2000. From 1976 through 2000, Mr. Gomes held a variety of positions within BNDES and has participated on the boards of directors of many companies, in the last 15 years, namely Aracruz, Iochpe Maxion, Bahia Sul, Globo Cabo and Latasa. He was also a member of the advisory board of Fator Sinergia — Fundo de Investimento de Valores Mobiliários em Ações and the investment committee of Bradesco Templeton Value and Liquidity Fund. Mr. Gomes has been an executive officer of Valepar since April 2001 and is an alternate member of Valepar’s Board of Directors. He received his degree in engineering from Universidade Federal do Estado do Rio de Janeiro – UFRJ, and his post-graduate degree in management development from SDE.

     Mário da Silveira Teixeira Júnior. Mr. Teixeira joined our Board of Directors in May 2003. In July 1971, Mr. Teixeira joined Bradesco S.A. Corretora de Títulos e Valores Mobiliários, where he served as an executive officer from March 1983 to January 1984, when he was appointed as chief department officer of Banco Bradesco S.A. In 1992 he became chief managing officer, in 1998 vice-president and from March

1999 until July 2001 he was a member of the Board of Directors. From July 2001 to March 2002, Mr. Teixeira was CEO of Bradespar and, in March 2002, he returned to the Board of Directors of Banco Bradesco S.A. In addition, he is a director of Valepar S.A., VBC Participações S.A., VBC Energia S.A., Companhia Paulista de Força e Luz — CPFL, CPFL Energia S.A., CPFL Geração de Energia S.A., Companhia Piratininga de Força e Luz, Vice-chairman of the Board of Directors of Banco Bradesco S.A., non-voting member of the Managing Board of Banco Espírito Santo S.A., located in Lisbon, Portugal, and Vice-chairman of the Board of Directors of BES Investimento do Brasil S.A. – Banco de Investimento. He also served as Vice-President of ANBID – Associação Nacional dos Bancos de Investimento, member of the Management Board of ABRASCA – Associação Brasileira das Companhias Abertas, and director of Companhia Siderúrgica Nacional — CSN, Latasa S.A., Globo Cabo S.A., São Paulo Alpargatas S.A. and Tigre S.A. Tubos e Conexões. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University.

     Hiroshi Tada. Mr. Tada joined our Board of Directors in April 2005. Since 1968, Mr. Tada has served in a variety of positions at Mitsui & Co. Ltd., or Mitsui, where he is currently the Senior Executive Managing Officer. He received his degree in engineering from the University of Kyoto and an Advanced Management degree from Harvard.

     Oscar Augusto de Camargo Filho. Mr. Camargo Filho joined our Board of Directors in September 2003. He is currently a partner of CWA Consultoria Empresarial. From 1999 to 2003, Mr. Camargo Filho served as Chairman of the Board of Directors of MRS Logística. From 1973 to 2003, he held various positions with CAEMI, including CEO and member of its Board of Directors. From 1963 until 1973, he held a variety of positions within Motores Perkins S.A., including commercial officer and sales and services manager. He received his law degree from Faculdade de São Francisco at the Universidade de São Paulo.

     Francisco Augusto da Costa e Silva. Mr. Costa e Silva joined our Board of Directors in April 2005. He is also a partner of Bocater, Camargo, Costa e Silva — Advogados Associados, a law firm in Rio de Janeiro. Mr. Costa e Silva also serves as a director of Banco do Brasil S.A., Comitê de Ética da Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (APIMEC), and the development committee of Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ). He started his career at Banco Nacional do Desenvolvimento Econômico e Social — BNDES, where he held a variety of positions, including executive officer. Previously, he served on the Board of Directors of several companies and entities namely Solpart Participações S.A., Aracruz Celulose S.A., Pisa Papel de Imprensa S.A., Fundação de Assistência e Previdência Social do BNDES -FAPES and Rio de Janeiro Stock Exchange – BVRJ. Mr. Costa e Silva also served as President of the CVM and of the Council of Securities Regulators of the Americas – COSRA, joined Comissão da Moeda e do Crédito - COMOC and the Supplemental Pension Plan Council and served on the executive committee of the International Organization of Securities Commissions – IOSCO. Mr. Costa e Silva received his law degree from Universidade do Estado da Guanabara, currently Universidade do Estado do Rio de Janeiro – UERJ, and his MBA degree from COPPEAD, at Universidade Federal do Rio de Janeiro – UFRJ.

     Eduardo Fernando Jardim Pinto. Mr. Jardim Pinto joined our Board of Directors in April 2005. Since 1983 he has held several positions with us and currently he serves as a specialized train conductor and President of STEFEM, the railroad employees union in the State of Maranhão. He received his degree in electronic engineering from CEFET, and is currently pursuing a law degree at Faculdade São Luiz.

Directors of Vale Overseas

     Vale Overseas’ directors are as follows:

	Position	Age
Fabio de Oliveira Barbosa	Director	44
Fernando Ramos Nóbrega	Director	46
Bernardeth Vieira de Souza	Director	53
Leonardo Moretzsohn de Andrade	Director	47

     Mr. Barbosa also serves as Vale Overseas’ principal executive officer and Mr. Moretzsohn also serves as Vale Overseas’ principal financial officer. Mr. Barbosa’s experience is summarized below under ¯Executive Officers.

     Fernando Ramos Nóbrega. Mr. Nóbrega serves as the Executive Coordinator for Investment Analysis. From 1999 to 2005, he served as the general manager – Finance of CVRD. He has been a board member at Itabrasco, Nibrasco, Hispanobras and Kobrasco since 1998. During the year 2000, Mr. Nóbrega was the financial and administrative director of FCA. Prior to that he held a variety of positions at CVRD and Rio Doce America, Inc., New York. Mr. Nóbrega obtained an engineering degree from Universidade Federal do Rio de Janeiro (UFRJ) and an Executive MBA from New York University in 1997.

     Bernardeth Vieira de Souza. Mrs. Vieira de Souza is the general manager – Treasury for CVRD. Mrs. Vieira de Souza obtained an Accounting and Business Administration degree from Universidade do Estado do Rio de Janeiro — UERJ and a masters degree in Management and Administration of Cash Flow from Fundação Getúlio Vargas (FGV-RJ).

     Leonardo Moretzsohn de Andrade. Mr. Moretzsohn joined Vale Overseas’s Board of Directors in March 2005. Mr. Moretzsohn joined CVRD in 1983, and since then has held several positions within CVRD. He is currently CVRD’s internal controls officer. He is also a member of the Board of Directors of Valesul, Nova Era Silicon, a member of the board of trustees of Valia and a member of the Financial and Operational Committee of CSI. From 1998 until 2001, he worked at RDI as manager in the pulp department, and during that period he was also a member of BENECEL – BENELUX Pulp and Paper Agents Association. He received his degree in economics from Universidade de Brasilia and has a post-graduate degree in engineering projects from COPPE/UFRJ and an MBA in Company Management from FGV.

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

Executive Officers

     The table below lists our current executive officers. The term of each of our executive officers expires in 2005.

	Year of
	Appointment	Position	Age
Roger Agnelli	2001	Chief Executive Officer	46
José Carlos Martins	2005	Executive Officer (Ferrous Minerals)	55
Murilo Ferreira	2005	Executive Officer (Holdings, Energy and Business Development)	51
José Lancaster	2004	Executive Officer (Non-Ferrous Minerals)	58
Guilherme Rodolfo Laager	2001	Executive Officer (Logistics)	48
Fabio de Oliveira Barbosa	2002	Executive Officer (Finance and Investor Relations)	44
Gabriel Stoliar	2001	Executive Officer (Planning and Control)	51
Carla Grasso	2001	Executive Officer (Human Resources and Corporate Services)	43

We have summarized below the experience, areas of expertise, and principal outside business interests of our current executive officers.

     Roger Agnelli. Mr. Agnelli was appointed President and CEO of Companhia Vale do Rio Doce in July 2001. He developed his professional career at the Bradesco financial group from 1981 to 2001, where he reached the position of executive director of Banco Bradesco in 1998, remaining in that office until the year 2000; he also was President and CEO of Bradespar S.A., from March 2000 to July 2001. Due to his activities in the areas of investments, mergers and acquisitions, and asset management, he was a member of the board of directors of several major companies in Brazil, such as Companhia Paulista de Força e Luz, Companhia Siderúrgica Nacional, Latas de Alumínio S.A. – LATASA, VBC Energia S.A., Brasmotor S.A., Mahle Metal Leve S.A., Rio Grande Energia S.A. and Serra da Mesa Energia S.A. Mr. Agnelli was also a director of UGB Participações S.A. and Vice-President of ANBID – Brazil’s National Association of Investment Banks. Mr. Agnelli was the Chairman of the board of directors of Companhia Vale do Rio Doce, from May 2000 until July 2001 and is presently a member of the board of directors of Asea Brown Boveri, Duke Energy Corporation and Suzano Petroquímica S.A. Mr. Agnelli is a full member of the Economic and Social Development Council (“CDES”), an advisory council to the President of Brazil. He is also President of the Chinese-Brazilian Business Council, and a member of the International Investments Council, formed to advise the President of South Africa, Dr. Thabo Mbeki. Mr. Agnelli has a degree in economics from the Fundação Armando Álvares Penteado, in São Paulo.

     José Carlos Martins. Mr. Martins was appointed as an executive officer of our ferrous minerals division in April 2005, and he was originally appointed as an executive officer of holdings, energy and business development in April 2004. He has over 30 years of experience in the metals industry. He was an officer and president of Aços Villares from 1986 to 1996 and chief managing officer of the steel area at CSN, from 1997 to 1999. In 1999, Mr. Martins became President of Latasa, one of the largest aluminum can producers in Latin America. Upon the purchase of Latasa by Rexam, a United Kingdom company, in 2003, he became president and CEO of Rexam’s South American beverage can division, Rexam Beverage Can South America. Mr. Martins has a B.A. degree in Economics from Pontifícia Universidade Católica de São Paulo.

     Murilo Ferreira. Mr. Ferreira was appointed as an executive officer of our holdings, energy and business development areas in April 2005. He joined us in 1977 and has vast experience in several areas of CVRD, particularly Aluminum and Ferroalloys, and in 1998 he was appointed executive officer of commerce and finance at Vale do Rio Doce Alumínio S.A. – ALUVALE, a holding company of CVRD that was merged into CVRD in December 2003. Aside from being the Director of the Department of Aluminum since December 2003, Mr. Ferreira is also the CEO of ALBRAS – Alumínio Brasileiro S.A., and a member of the Board of Directors of MRN — Mineração Rio do Norte S.A., Valesul Alumínio S.A. and ALUNORTE – Alumina do Norte do Brasil S.A. Mr. Ferreira has a B.A. degree from Escola de Administração de Empresas, Fundação Getulio Vargas (FGV), and an MBA from EBAP-FGV.

     José Lancaster. Mr. Lancaster was appointed as an executive officer of our non-ferrous minerals division in September 2004. He is also a Chairman of the Board of Directors of Cadam S.A. and Pará Pigmentos S.A., a member of the Board of Directors of Cordillera de Las Minas S.A. and an officer of Compañia Minera Andino Brasileira Ltd., Compañia Minera Latino Americana Ltda., Tethys Mining LLC and Vale do Rio Doce Kaolin S.A. — Valekao. Previously, Mr. Lancaster served as CEO of Mineração Serra do Sossego S.A., and exploration manager of the Brazilian subsidiary of British Petroleum. He graduated from the Federal University of Minas Gerais, Brazil, with a degree in Geology and holds a Ph.D in Economic Geology by Mackay School of Mines, from the University of Nevada, Reno (United States).

     Guilherme Rodolfo Laager. Mr. Laager was appointed as an executive officer of our logistics division in September 2001. Mr. Laager served as logistics, procurement and technology information director for Companhia de Bebidas das Américas – AMBEV from 1989 until August 2000. From 1982 until 1988, Mr. Laager worked for Andersen Consulting and, from 1979 until 1981, for IESA, International de Engenharia S.A. Mr. Laager has a B.S. degree in civil engineering from the Universidade Federal do Rio de Janeiro — UFRJ and obtained an MBA from COPPEAD, also at UFRJ.

     Fabio de Oliveira Barbosa. Mr. Barbosa was appointed as our chief financial officer in May 2002. He is also an officer of Docepar S.A. and Chairman of the Board of Directors of CAEMI. Prior to that, Mr. Barbosa served as a member of our Board of Directors from April 2000 to March 2002. Previously, he served as chairman of the Board of Directors of BANESPA – Banco do Estado de São Paulo S.A., and also served as a board member of the following companies: Banco do Brasil S.A., Caixa Econômica Federal, CST and TELESP—Telecomunicações de São Paulo. Prior to joining us, Mr. Barbosa has served as secretary of the National Treasury at the Ministry of Finance since July 1999, after serving as assistant secretary in the previous four years. From 1992 to 1995, he served as adviser to the Executive Board of the World Bank, in Washington D.C. From 1990 to 1992, he was Deputy and Head of the Fiscal Policy Unit at the Ministry of Economy and Finance. From 1988 to 1990, he was economic advisor and head of the Economic Analysis Unit, both at the Ministry of Planning. Prior to that time, Mr. Barbosa held a variety of positions at the Ministry of Industry and Commerce, the Paraná State Development Institute, the Ministry of Labor and the Institute for Applied Economic Research. He has a B.A. degree in Economics from Universidade Federal de Minas Gerais and a M.A. in Economics from the Universidade de Brasília (UnB).

     Gabriel Stoliar. Since October 2001, Mr. Stoliar has served as the chief planning and control officer of CVRD. In September 1997, he was originally appointed as an executive officer of the Corporate Center. He is also director of Usiminas, CAEMI and PPSA. In 1994, he was appointed director of BNDESPAR. In 1991, Mr. Stoliar assumed the position of superintendent of the operational division responsible for the areas of mining, metallurgy, chemicals, petrochemicals, pulp and paper of BNDESPAR. He was appointed by BNDESPAR in 1988 as manager of operations in the area of capital, electronic and consumer goods. In 1982, he was promoted to manager of BNDES for the project area of FINSOCIAL. In 1978, he was hired by BNDES as an analyst in the area of pulp, paper and petrochemicals. Mr. Stoliar began his career as a business organization consultant at the Institute of Economic and Management Development of the Federation of Industries of Rio de Janeiro. Mr. Stoliar obtained an engineering degree from Universidade Federal do Rio de Janeiro — UFRJ, a post-graduate degree in production engineering and an MBA from PDG/EXE-SDE in Rio de Janeiro.

     Carla Grasso. Ms. Grasso was appointed as an executive officer of the human resources and corporate services area in October 2001. From December 1997 to October 2001, Ms. Grasso served as the personnel, management and IT officer to CVRD’s Corporate Centre. Before joining CVRD, she acted as secretary of the Brazilian supplementary social security office, from January 1994 to November 1997; as advisor to the Ministry of Social Security, from December 1992 to December 1993; as deputy coordinator of fiscal policy at the Ministry of Finance, from October to December 1992; as finance advisor and coordinator of the Macroeconomics and Social areas of the Brazilian Presidency office, from March 1990 to October 1992; as advisor to the Ministry of Planning, from November 1988 to March 1990; and as advisor to the Presidency of Sebrae – Serviço Brasileiro de Apoio à Pequena e Média Empresa, from January to November 1988. In 1997, she was appointed as an executive officer of Fundação Vale do Rio Doce de Habitação e Desenvolvimento Social. Ms. Grasso has both a B.A. degree in Economics and a M.A. in Economics from UnB.

FISCAL COUNCIL

     Under the Brazilian Corporate Law, we may appoint a fiscal council, as a corporate body independent of our management and external auditors. The primary responsibility of the fiscal council under the Brazilian Corporate Law is to review management’s activities and the financial statements, and to report its findings to the shareholders. We have established a permanent fiscal council, which may have from three to five members.

     At present, our Board of Directors serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we must either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). We expect to take the steps necessary to designate our fiscal council to perform this role and to give it the necessary powers on or before July 31, 2005. At that time, we expect that at least one of the members of the fiscal council will be determined to be a financial expert.

     On April 27, 2005, the shareholders appointed or re-appointed the current members of the fiscal council and their respective alternates. Holders of preferred class A shares, including the golden shares, may elect one member of the fiscal council and the respective alternate. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the fiscal council and the respective alternate. The terms of the members of the fiscal council expire at the next annual shareholders’ meeting following their election.

     The table below lists the current members of the fiscal council.

First Year of
Appointment
José Bernardo de Medeiros Neto (2)	2005
Marcelo Amaral Moraes (2)	2004
Oswaldo Mário Pêgo de Amorim (2)	2004
Joaquim Vieira Ferreira Levy (1)	2005

(1)	Appointed by the preferred shareholders.

(2)	Appointed by Valepar.

     The table below lists the alternate members of the fiscal council.

First Year of
Appointment
Milton Lourenço Cabral (2)	2004
Carlos Tsuyoshi Yamashita (2)	2005
Anibal Moreira dos Santos (2)	2005
Tarcísio José Massote de Godoy (1)	2004

(1)	Appointed by the preferred shareholders.

(2)	Appointed by Valepar.

ADVISORY COMMITTEES

Advisory Committees

     Our bylaws establish five technical and advisory committees to the Board of Directors, as follows: Executive Development, Strategic, Finance, Audit, and Governance and Ethics. Some committee members are not members of the Board of Directors.

•	The Executive Development Committee is responsible for reporting on general human resources policies; recommending compensation levels for our executive officers; and establishing guidelines for evaluating the performance of our executive officers. The members of the executive development committee are: Francisco Valadares Póvoa, João Moisés de Oliveira, Arlindo Magno de Oliveira, Olga Loffredi and Oscar Augusto de Camargo Filho.

•	The Strategic Committee is responsible for reviewing and making recommendations to the Board of Directors concerning the strategic guidelines and strategic plan submitted annually to the board by our executive officers; the company’s annual and multi-annual investment budgets; investment and/or divestiture opportunities submitted by executive officers; and mergers and acquisitions. The members of the strategic committee are: Roger Agnelli, Gabriel Stoliar, Luciano Coutinho, José Roberto Mendonça de Barros and Cezar Manoel de Medeiros.

•	The Finance Committee is responsible for reviewing and making recommendations to the Board of Directors concerning: the financial policies and the internal financial control systems of the company; compatibility between the level of distributions to shareholders and the parameters established in the annual budget; and consistency with the general policy on dividends and the capital structure of the company. The members of the finance committee are: Roger Agnelli, Fabio de Oliveira Barbosa, Rômulo de Mello Dias, Wanderley Rezende de Souza and Wanderlei Viçoso Fagundes.

•	The Audit Committee is responsible for recommending the appointment of the independent auditors and the employee responsible for internal auditing of the company to the Board of Directors; reporting on the policies and the company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution; tracking the results of the company’s internal auditing, and identifying, prioritizing, and submitting actions to be accompanied by the executive officers; and analyzing the annual report, as well as the financial statements of the company and making recommendations to the Board of Directors. The members of the audit committee are: Inácio Clemente da Silva, Antonio José de Figueiredo Ferreira, Heitor Ribeiro Filho and Paulo Roberto Ferreira de Medeiros. None of the members of our audit committee is a member of the Board of Directors. Accordingly, the entire Board of Directors is serving as the audit committee for purposes of our obligations under the Sarbanes-Oxley Act of 2002, see—Fiscal Council.

•	The Governance and Ethics Committee is responsible for evaluating our corporate governance practices and the workings of the Board of Directors, and recommending improvements to the code of ethics and our system of management in order to avoid conflicts of interests between the company and its shareholders or administrators; issuing reports on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the executive officers; and issuing reports on potential conflicts of interest between the company and its shareholders or administrators. The members of the governance and ethics committee are: Renato da Cruz Gomes, Ricardo Carvalho Giambroni and Ricardo Simonsen.

Significant Corporate Governance Differences

     Pursuant to Section 303A.11 of the New York Stock Exchange Listed Company manual, we have prepared a chart summarizing the ways in which our corporate governance practices differ from those of U.S. domestic companies under the New York Stock Exchange’s corporate governance rules. This chart can be accessed on our web site at http://www.cvrd.com.br/cvrd_us/media/0311NYSEDifferencesChartRevisedi.pdf.

COMPENSATION OF DIRECTORS, EXECUTIVE OFFICERS, FISCAL COUNCIL MEMBERS AND ADVISORY COMMITTEES

General

     Under our bylaws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our Board of Directors and our executive officers. Our shareholders determine this annual aggregate compensation at the general shareholders’ meeting each year. In order to establish aggregate director and officer compensation, our shareholders usually take into account various factors, which range from attributes, experience and skills of our directors and executive officers to the recent performance of our operations. Once aggregate compensation is established, the members of our Board of Directors are then responsible for distributing such aggregate compensation in compliance with our bylaws among the directors and executive officers, in the latter case, at the recommendation of the Chief Executive Officer. The executive development committee of our Board of Directors makes recommendations to the board concerning the annual aggregate compensation of the executive officers.

     For the year ended December 31, 2004, we paid approximately US$ 7.2 million in aggregate (including fixed and variable remuneration and benefits in kind granted) to the executive officers and US$ 533 thousand in aggregate (including fixed and variable remuneration and benefits in kind granted) to the members of our Board of Directors for services in all capacities. For the year ended December 31, 2004, none of our board members and executive officers had any financial or other interests in transactions involving us, which was not in the ordinary course of business.

     The total number of common shares owned by our directors and executive officers as of April 30, 2005, was 77,762. The total number of preferred class A shares owned by our directors and executive officers as of April 30, 2005, was 174,517. None of our directors or executive officers beneficially owns one percent or more of any class of our shares.

Incentive Compensation

     In addition to fixed compensation, our executive officers are also eligible for bonuses and incentive payments which are recorded as an expense when incurred. Each executive officer may receive a bonus based on his or her individual performance and our performance during the fiscal year. The Board of Directors determines the maximum annual amount of compensation for that year and such amount is approved at the shareholders’ meeting. Incentive payments are then calculated with respect to a portion of the bonuses determined at the end of each year. Whereas bonuses are distributed at the beginning of the following year, the incentive payments, which are tied to a number of preferred shares at that time, are made approximately one year after the number of preferred shares has been determined. The executive officers are entitled, however, to any dividends paid on those shares during such time period. The executive officers are required to use the incentive payments to acquire preferred shares based on the market price at the time of payment. As the executive officers are not required to remain with the company to benefit from such incentive payments after their calculation, the incentive payments are not considered to be share-based entitlement during this period.

Fiscal Council

     During 2004, the monthly amount we paid to the members of the fiscal council was US$ 1,606 to each member, excluding benefits. We paid an aggregate of US$ 61,645 to members of the fiscal council in 2004. In addition, the members of the fiscal council are reimbursed for travel expenses related to the performance of their functions.

Advisory Committees

     We paid an aggregate of US$ 233,291 to members of CVRD’s advisory committees in 2004. In addition, the members of CVRD’s advisory committees are reimbursed for travel expenses related to the performance of their functions.

EMPLOYEES

General

     The table below sets forth the number of our employees by category as of the dates indicated.

	At December 31,
	2002	2003	2004
Ferrous Minerals	10,622	13,107	14,845
Logistics	7,613	8,820	9,842
Non-Ferrous Minerals	1,104	1,332	1,957
Aluminum, Steel and Business Development	733	810	979
Administrative	7,503	5,563	2,915

Total	27,575	29,632	30,538

Wages and Benefits

     Wages and benefits for CVRD and its subsidiaries are generally established on a company-by-company basis. CVRD establishes its annual wage and benefits programs in July of each year following negotiations with its unions. In July 2004, CVRD reached an agreement with the unions for a 4.5% salary increase and maintenance of current benefits, which is valid until June 2005. The provisions of CVRD’s collective bargaining agreements with its unions also apply to CVRD’s non-union employees. CVRD has never suffered any material economic loss as a result of labor strikes or stoppages.

Pension Plans

     Employees of CVRD and most of its subsidiaries are eligible to participate in pension plans managed by Fundação Vale do Rio Doce de Seguridade Social-VALIA (“Valia”). Sponsored by CVRD, Valia is a closed, nonprofit, complementary social security plan with financial and administrative autonomy. Substantially all of the participants in plans sponsored by Valia are participants in a new plan Valia implemented in May 2000. The new plan is primarily a defined contribution plan with a defined benefit feature relating to service prior to May 2000. Valia also sponsors the “old plan” which is a defined benefit plan, with benefits based on years of service, salary and social security benefits. This plan covers retired participants and their beneficiaries, as well as a relatively small number of employees that declined to transfer from the old plan to the new plan when it was established in May 2000.

     Employees of CAEMI and its subsidiaries, MBR and CADAM, and employees of Alunorte participate in different pension plans. CAEMI and MBR contribute to an open supplementary pension plan that is principally a defined contribution, maintained by Bradesco Vida e Previdência S.A. This plan had its origin in the social security and pension plan maintained by Fundação CAEMI de Previdência Social and sponsored by CAEMI and MBR. The benefits granted by CAEMI and MBR include pensions for retirement, disability and death. Benefits related to health care and group life insurance provided by CAEMI and its subsidiaries to the employees come to an end when the beneficiary leaves the company, whether retired or not. On December 1, 2001, CADAM joined a defined contribution supplementary pension plan managed by Bradesco Vida e Previdência S.A. Alunorte’s employees are covered by a pension plan managed by Bradesco Previdência Privada.

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

Equity Ownership

     CVRD’s employees previously had an equity stake in our business through Clube de Investimentos dos Empregados da Vale, or Investvale, an association of our current and retired employees. During 2002, Investvale contributed all of its shares in CVRD in exchange for an interest in Valepar S.A., our principal shareholder. On November 14, 2003, Investvale sold its stake in Valepar to BNDESPAR and now has no remaining direct or indirect stake in CVRD.

     CVRD’s bylaws authorize us to establish stock option plans, but to date we have not done so.

Employee Profit Sharing

     All CVRD employees receive incentive compensation each year in an amount based on the performance of CVRD, the performance of the employee’s department and the employee’s individual performance. Similar incentive compensation arrangements are in place in other companies within the CVRD group.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Overview

     Major CVRD Shareholders. The table below sets forth certain information regarding beneficial ownership of our common and preferred class A shares as of April 30, 2005, by each person we know to be the beneficial owner of more than 5% of any class of our outstanding capital stock, and by all directors and executive officers as a group.

	Shares Owned	Percent of Class
Common Shares
Valepar S.A(1)	392,147,133	53.3%
BNDESPAR(2)	52,189,680	7.1
Directors and executive officers as a group	77,762	*

Preferred Class A Shares(3)
Directors and executive officers as a group	174,517	*

Golden Shares
Brazilian government	3	100.0

(1)	See the table below for more information on Valepar’s shareholders. Because each of the shareholders of Valepar has the right to veto the transfer by Valepar of any shares it holds in CVRD, each of the Valepar shareholders may be deemed a beneficial owner of the entire Valepar stake under the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership.

(2)	Excludes common shares owned directly by Valepar, in which BNDESPAR has an ownership interest.

(3)	The Brazilian government (National Treasury) owns 15,226,023 preferred class A shares representing 3.7% of the outstanding preferred class A shares, and BNDESPAR owns 3,054,645 preferred class A shares representing 0.7% of the outstanding preferred class A shares.

(*)	Represents less than 1% of the outstanding shares of the class.

     Valepar Shareholders. The tables below set forth information as of April 30, 2005 regarding share ownership of the common shares of Valepar S.A. and Litel Participações S.A.

	Number of Valepar	Percent of Valepar
	Common Shares Owned	Common Shares Owned
Valepar S.A.
Litel Participações S.A(1)	157,991,298	49.00%
Eletron S.A.	94,359	0.03
Bradespar S.A. (2)	1,977,852	0.61
Bradesplan Participações S.A.(2)	66,420,639	20.60
Mitsui & Co. Ltda.	58,822,071	18.24
BNDESPAR	37,125,000	11.51

Total	322,431,219	100.00%

(1)	Litel owns 49,784,472 preferred Class B shares of Valepar, which represents 71.41% of the preferred shares. Litela, an affiliate of Litel owns 19,931,442 preferred Class B shares of Valepar, which represents 28.59% of the preferred shares.

(2)	Bradespar and Bradesplan are controlled by a control group consisting of Cidade de Deus – Cia Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Nova Cidade de Deus Participações S.A.

Litel Participações S.A.
BB Carteira Ativa 0(1)	202,753,508	73.59%
BB Carteira Ativa II(1)	53,388,025	19.38%
BB Renda Fixa IV(1)	19,371,990	7.03%
Others	822	—
Directors and Executive Officers as a group	4	—

Total	275,514,349	100.00%

(1)	Each of BB Carteira Ativa 0, BB Carteira Ativa II and BB Renda Fixa IV is a Brazilian investment fund. BB Carteira Ativa 0 is 100% owned by Previ. BB Carteira Ativa II is 59.36% owned by Funcef, 35.8% owned by Petros and 4.84% owned by Fundação Cesp. BB Renda Fixa IV is 100% owned by Previ. Each of Previ, Petros, Funcef and Fundação Cesp is a Brazilian pension fund.

     Brazilian Government Holdings. In 1997, we were privatized by the Brazilian government, which sold its voting control to Valepar. As part of the privatization process, the National Treasury and BNDES, the government-owned development bank, together retained 32% of our common shares and 4% of our preferred class A shares. On March 20, 2002, as the final step of the privatization process, the Brazilian government and BNDES each sold 39,393,919 shares, in the form of common shares or American Depositary Shares, which together represented 32.1% of our outstanding common shares. Currently, BNDESPAR, a wholly owned subsidiary of BNDES, owns common shares representing approximately 7.1% of our outstanding common shares and 0.7% of our outstanding preferred class A shares. The Brazilian government now owns approximately 3.7% of our outstanding preferred class A shares (not counting shares held by BNDESPAR), and three golden shares in us, which gives it veto powers over certain actions that we could propose to take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of the golden share, see Item 10. Additional Information—Common and Preferred Shares—General.

     Stock Split. Our shareholders approved a forward stock split at an Extraordinary General Shareholders’ Meeting held on August 18, 2004. Therefore, on August 19, 2004, each of our shares listed on the São Paulo Stock Exchange (Bovespa), both common (VALE3) and preferred (VALE5), was split into three shares.

     On September 7, 2004 each ADR representing our common shares (RIO) or preferred shares (RIOPR) of the Company listed on the New York Stock Exchange had a similar forward split. As a result, the proportion of one ADR to one underlying common or preferred share was maintained.

Principal Shareholder

     Our principal shareholder is Valepar. The shareholders of Valepar have entered into a shareholders’ agreement, ending in 2017. This agreement:

•	grants rights of first refusal on any transfer of Valepar shares and preemptive rights on any new issue of Valepar shares;

•	prohibits the direct acquisition of CVRD shares by Valepar’s shareholders unless authorized by the other shareholders;

•	prohibits encumbrances on Valepar shares (other than in connection with financing our acquisition);

•	requires each party generally to retain control of its special purpose company holding its interest in shares of Valepar, unless the rights of first refusal mentioned above are observed;

•	allocates Valepar’s and our board seats;

•	provides for the maintenance by CVRD of a dividend policy requiring CVRD to distribute a specific percentage of CVRD’s net profit for each fiscal year;

•	provides for the maintenance by CVRD of a capital structure that does not exceed specified debt to equity thresholds;

•	requires the Valepar shareholders to vote their indirectly held CVRD shares and to cause their representatives on CVRD’s Board of Directors to vote only in accordance with decisions made at Valepar pre-meetings held prior to meetings of CVRD’s Board of Directors or shareholders; and

•	establishes supermajority voting requirements for certain significant actions relating to Valepar or to us.

     Pursuant to the shareholders’ agreement, holders of at least 75% of the Valepar shares must agree to any of the following matters:

•	any amendment of CVRD’s bylaws;

•	any increase of CVRD’s capital stock by share subscription, creation of a new class of shares, change in the characteristics of the existing shares or any capital reduction of CVRD;

•	any issuance of any debentures of CVRD, whether convertible into shares of CVRD, participation certificates upon compensation, call options or any other security of CVRD;

•	any determination of issuance price for any new shares of capital stock or other security of CVRD;

•	any amalgamation, spin-off or merger to which CVRD is a party, as well as any change to CVRD’s corporate form;

•	any dissolution, receivership, bankruptcy or any other voluntary act for financial reorganization or any suspension thereof;

•	the election and replacement of CVRD’s Board of Directors, including the chairman of the board, and any officer of CVRD;

•	the disposal or acquisition of equity participation in any other company by CVRD, as well as the acquisition of any shares of capital stock of CVRD by Valepar, or of Valepar by CVRD, to be held in the acquirer’s treasury;

•	the participation by CVRD in a group of companies or in a consortium of any kind;

•	the execution of distribution, investment, sales exportation, technology transfer, trademark license, patent exploration, license to use and lease agreements, to which CVRD will be a party;

•	the approval and amendment of CVRD’s business plan;

•	the determination of the compensation of the directors of CVRD, as well as the duties of the board;

•	any profit sharing among the administrators of CVRD;

•	the determination of the compensation of CVRD’s officers;

•	any change in the corporate purpose of CVRD;

•	the distribution or non-distribution of any dividends on any shares of capital stock of CVRD other than as provided in CVRD’s bylaws and any payment of interest on the net equity of CVRD;

•	the appointment and replacement of CVRD’s independent auditor;

•	the creation of any “in rem” guarantee, granting of guarantees including rendering of sureties by CVRD with respect to obligations of any third party, including any related companies or subsidiaries;

•	the passing of any resolution on any matter which, pursuant to applicable law, entitle a shareholder to cease being a shareholder upon return of its shares to CVRD;

•	the appointment and replacement by the Board of Directors of any representative of CVRD in subsidiaries, companies related to CVRD or other companies in which CVRD is entitled to appoint administrators; and

•	any change in the debt to equity threshold, as defined in the shareholders’ agreement.

     In addition, the shareholders’ agreement provides that any issuance of participation certificates by CVRD or any disposition of CVRD’s shares held by Valepar requires the unanimous consent of all of Valepar’s shareholders.

American Depositary Shares

     As of April 30, 2005, American Depositary Shares represented 27.4% of our outstanding common shares and 43.9% of our outstanding preferred class A shares.

RELATED PARTY TRANSACTIONS

     At December 31, 2004, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$ 7 million, of which US$ 6 million is denominated in U.S. dollars and the remaining US$ 1 million in Brazilian currency. See Note 18 to our consolidated financial statements.

     We have commercial relationships in the ordinary course of our business with a number of companies that are affiliated with Previ and Bradespar S.A., which may be deemed to beneficially own the shares owned by Valepar, our principal shareholder. The most significant of these are our relationships with CST and Usiminas, in which both we and Previ hold an interest. In 2004, CST accounted for approximately 3.0% of our total operating revenues, 3.2% of our sales of iron ore and metals and 5.7% of our logistics revenue and Usiminas accounted for approximately 1.3% of our total operating revenues and 1.7% of our sales of iron ore and metals. All of our sales to CST and Usiminas are made on arms’ length terms.

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

     We are currently involved in 14 proceedings before the Conselho Administrativo de Defesa Econômica, or CADE, which is the primary Brazilian antitrust regulator. 11 of these proceedings involve post-transaction review of acquisition or joint venture transactions, which is required for nearly all of our acquisitions and joint ventures. The remaining 3 proceedings are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our iron ore, logistics and aluminum businesses. We intend to defend these claims vigorously, but cannot predict their outcome. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and/or to pay fines, which could be substantial.

     Our principal pending post-transaction review proceedings involve CVRD’s acquisitions of Socoimex, Samitri, Ferteco, Belém and CAEMI, and the agreement to unwind the cross-shareholdings between CVRD and Companhia Siderúrgica Nacional, or CSN. CADE may decline to approve these transactions or may place conditions on its approval that would have a material adverse effect on our business. In connection with CADE’s review, the Brazilian Economic Law Secretariat of the Ministry of Justice, or SDE, and the Brazilian Secretariat for Economic Monitoring, or SEAE, have each issued reports to CADE recommending that CADE condition its approval of these transactions on actions that could have an adverse effect on our business, including maintenance of certain pricing policies, divestiture of certain of our mines, the termination of our rights regarding the Casa de Pedra iron ore mine and the sale and restructuring of certain of our logistics interests. Prior to rendering its decision, CADE must also receive and consider the recommendations of the Ministério Público Federal. CADE may adopt some, all or none of the recommendations made by such bodies, or choose to impose other conditions pursuant to its approval that would be harmful to our business, but it may also decide to impose no restrictions.

     The CAEMI acquisition was approved by the European Commission subject to certain conditions, including the sale of the Quebec Cartier Mining Company (QCM). We are still in the process of disposing of Class B Preferred Shares retained by CAEMI in QCM. For more details, see Note 7(a) to our consolidated financial statements.

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

     We are a defendant in a public civil action seeking to annul the concession agreement through which we and certain other defendants operate the Praia Mole port terminal. The case, which was first filed in 1998, is still in its pre-trial stages and we believe the claim to be without merit.

     We are currently a defendant in two separate actions brought by the municipality of Itabira, in the state of Minas Gerais. It alleges that our Itabira iron ore mining operations have caused environmental and social damages. In one of the actions, filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social damages and claims damages with respect to the degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to approximately US$ 1.0 billion. We believe that this amount is significantly higher than the amount we would actually be responsible for in the event that we were found liable. We have requested the annulment of this action as it represents no actual controversy. In fact, on June 5, 2000, the local environmental authorities granted an operating license to our Itabira iron ore mining operations. This license sets forth conditions regarding the environmental restoration of the degraded site and the performance of compensatory environmental programs. We intend to continue to comply with these conditions. In the other action, the municipality of Itabira is claiming the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately US$ 986 million. We believe that this action is without merit. We are vigorously defending both pending actions.

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

     In accordance with ANEEL Resolution No. 591, dated as of November 2003, ANEEL authorized LIGHT — Serviços de Eletricidade S.A. (“Light”) to charge consumidores livres or free consumers in the state of Rio de Janeiro, and among them Valesul, several additional fees included in the tariff for the use of the distribution system. Valesul has commenced litigation contesting the legality of this charge. Valesul had an injunction under which it could either make judicial deposits or pay directly to Light the amounts requested. In May 2004, Valesul obtained a favorable decision relieving it from the payment of such fees and the judicial deposits. Light appealed from this decision and the final outcome is still pending. In the meantime, the injunction was lifted, forcing Valesul to resume making payments pending the resolution of the matter.

DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY

     Under the Brazilian Corporate Law, shareholders are generally entitled to receive an annual mandatory dividend set forth in the company’s bylaws, and according to our bylaws, such mandatory dividends may not be lower than 25% of adjusted net income for the relevant year, calculated in accordance with the Brazilian Corporate Law. For a discussion on dividend distribution provisions in our bylaws, see Item 10. Additional Information.

     Under our dividend policy, our management proposes to our Board of Directors, no later than January 31 of each year, a minimum value per share, expressed in U.S. dollars that will be distributed in that year to our shareholders. Dividends and/or interest on shareholders equity are determined in U.S. dollars, considering our expected free cash flow generation in the year of distribution. The proposal establishes two semiannual installments to be paid in the months of April and October of each year. It is submitted to the Board of Directors in the meetings scheduled for the months of April and October. Once approved, dividends and/or interest on shareholders equity are paid in Brazilian reais, and converted at prevailing exchange rates on the last business day before the board meetings in April and October of each year. Management can also propose to the Board of Directors, depending on the evolution of our cash flow performance, a further payment to shareholders of an additional amount per share over and above the minimum dividend initially established. For 2005, our management proposed to the Board of Directors a minimum dividend of US$ 1 billion. Our normal practice is to pay the same dividend or interest on shareholders equity on both common and preferred class A shares. The announced minimum dividend amount for 2005 is US$ 1 billion. In April 2005, the first installment of this dividend representing US$ 500 million was approved by our Board of Directors. The first installment was paid on April 29, 2005.

     In addition, since our privatization in 1997, and following a recommendation from Valepar, our principal shareholder, we have distributed a minimum dividend equal to at least 50% of the amount of net income for distribution with respect to each fiscal year.

     We may make distributions either in the form of dividends or in the form of interest on shareholders’ equity. Dividends with respect to the American Depositary Shares, and to non-resident holders of common shares or preferred class A shares, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995. These dividends will be subject to Brazilian withholding tax at varying rates. Distributions of interest on shareholders’ equity to shareholders, including holders of American depositary receipts, are currently subject to the applicable Brazilian law related to withholding tax. See Item 10. Additional Information—Taxation—Brazilian Tax Considerations

     By law, we are required to hold an annual shareholders’ meeting by April 30 of each year at which an annual dividend may be declared. Additionally, our Board of Directors may declare interim dividends. Under the Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or payments of interest on shareholders’ equity) in respect of its shares, after which we will have no liability for such payments. From 1997 to 2003, all distributions took the form of interest on shareholders’ equity. In 2004, part of the distribution was made in the form of interest on shareholders’ equity and part as dividends. See Item 10. Additional Information—Common Shares and Preferred Shares—Payments on Shareholders’ Equity.

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

     The table below sets forth the cash distributions we paid to holders of common shares and preferred class A shares for the periods indicated. Amounts subsequent to August 19, 2004 reflect a 3 for 1 stock split that occurred in August 2004. We have calculated U.S. dollar conversions using the commercial selling rate in effect on the date of payment. We stated amounts gross of any applicable withholding tax.

	Payment	Reais per Share at	U.S. Dollars per Share at
Year	Date	Payment Date	Payment Date
2000	March 1	1.17	0.66
2001	February 20	3.33	1.66
	December 10	2.305	0.98
2002	April 30	2.305	0.98
	December 10	2.68	0.71
2003	April 30	1.62	0.56
	October 31	3.42	1.20
2004	April 30	2.06	0.70
	October 29 (1) (2)	1.27	0.45
2005	April 29 (2)	1.11	0.43

(1)	On October 29, 2004, we paid 1.03 reais per share in interest on shareholders equity and 0.24 reais per share in dividends.

(2)	Reflects a 3 for 1 stock split.

Item 9. The Offer and Listing

SHARE PRICE HISTORY

     The table below sets forth trading information for our preferred and common American Depositary Shares, as reported by the New York Stock Exchange (and for periods prior to June 2000, reported by the National Quotations Bureau, Inc.), and our preferred class A shares and our common shares, as reported by the BOVESPA, for the periods indicated. Share prices in the table for periods after August 19, 2004 (for our common and preferred shares) and after September 7, 2004 (for our common and preferred ADSs) reflect a 3 for 1 stock split.

					U.S. Dollars per Preferred				U.S. Dollars per Common
	Reais per Common		Reais per Preferred		Class A American				American Depositary
	Share		Class A Share		Depositary Share				Share
	High	Low	High	Low	High		Low		High	Low
2000	R$52.40	R$33.00	R$59.00	R$38.82	US$	33.13	US$	19.75	US$—	US$—
2001	55.00	42.70	58.70	44.00		26.98		18.65	—	—
2002	109.00	50.00	102.20	50.90		29.51		20.51	30.00	21.75
2003	170.80	80.90	148.00	77.45		51.90		24.30	59.59	25.71
2004	77.50	43.33	64.19	37.67		24.38		12.10	29.01	14.08
1Q03	104.00	91.00	100.00	87.50		27.87		24.30	29.50	25.71
2Q03	91.99	80.90	88.78	77.45		28.70		25.66	30.80	26.85
3Q03	119.00	85.00	108.60	79.10		37.49		28.02	41.60	29.92
4Q03	170.80	121.50	148.00	108.79		51.90		37.35	59.59	42.00
1Q04	180.00	145.10	159.00	124.40		55.50		42.45	62.87	49.96
2Q04	163.92	129.99	142.74	113.01		49.77		36.30	57.09	42.24
3Q04 (1)	65.00	47.00	55.50	39.38		19.41		12.88	22.66	15.47
4Q04	77.50	58.50	64.19	50.61		24.38		17.68	29.01	20.32
1Q05	95.75	71.00	79.02	59.50		30.00		22.05	36.55	26.05
December 2004	77.50	65.00	64.19	54.20		24.38		19.77	29.01	23.70
January 2005	81.75	71.00	69.18	59.50		25.76		22.05	30.69	26.05
February 2005	95.75	75.71	78.79	64.58		30.00		24.59	36.55	29.00
March 2005	95.50	80.20	79.02	68.20		29.74		25.01	36.10	29.61
April 2005	84.50	67.70	72.00	58.10		26.90		22.50	32.00	26.60
May 2005	95.75	64.00	61.25	55.00		29.70		25.60	25.40	21.93

(1)	3 for 1 stock split took place during this quarter.

Source:	Bloomberg LLP.

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

     Our common American Depositary Shares, each representing one common share, have been traded on the New York Stock Exchange since March 2002, under the ticker symbol RIO. Our preferred American Depositary Shares, each representing one preferred class A share, have been traded on the New York Stock Exchange since June 2000, under the ticker symbol RIOPR. Since 1994, the preferred class A American Depositary Shares traded in the over-the-counter market. JPMorgan Chase Bank serves as the depositary for both the common and the preferred American Depositary Shares. At April 30, 2005, there were 383,989,885 American Depositary Shares outstanding, representing 43.9% of our preferred class A shares, 27.4% of our common shares or 33.3% of our total share capital.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Company Objects and Purposes

     Our corporate purpose is defined by our bylaws to include:

•	the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral goods;

•	the building and operation of railways and the exploitation of own or third-party rail traffic;

•	the building and operation of own or third-party maritime terminals, and the exploitation of nautical activities for the provision of support within the harbor;

•	the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

•	the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and sub products;

•	the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; and

•	constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.

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

General

     Our bylaws authorize the issuance of up to 900 million common shares and up to 1,800 million preferred class A shares, in each case based solely on the approval of the Board of Directors without any additional shareholder approval.

     Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions.

     Holders of preferred class A shares and the golden shares are generally entitled to the same voting rights as holders of common shares, except with respect to the election of members of the Board of Directors, and are entitled to a minimum annual non-cumulative preferential dividend of (i) at least 3% of the book value per share, calculated in accordance with the financial statements, which serve as reference for the payment of dividends, or (ii) 6% of their pro rata share of our paid-in capital, whichever is higher. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred class A shares representing at least 10% of our total share capital, have the right to appoint each one member and an alternate to our Board of Directors. If no group of common or preferred class A shareholders meets the thresholds described above, shareholders holding preferred class A or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our Board of Directors. Holders of preferred class A shares and the golden shares may elect one member of the permanent fiscal council and the respective alternate. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the fiscal council and an alternate.

     The Brazilian government holds three golden shares in us. The golden shares are preferred shares that entitles its holder to the same rights (including with respect to voting and dividend preference) as holders of preferred class A shares. In addition, the holder of the golden shares is entitled to veto any proposed action relating to the following matters:

(1)	a change in our name;

(2)	a change in the location of our head office;

(3)	a change in our corporate purpose as regards the mining activities;

(4)	any liquidation of our company;

(5)	any disposal or winding up of activities of any one or more of the following stages of our iron ore mining integrated systems:

(a)	mineral deposits, ore deposits, mines;

(b)	railways; or

(c)	ports and maritime terminals;

(6)	any change in the bylaws relating to the rights accorded to the classes of capital stock issued by us; and

(7)	any change in the bylaws relating to the rights accorded the golden shares.

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

     Discretionary reserves. Under the Brazilian Corporate Law, a company may also provide for discretionary allocations of “net profits” to the extent set forth in its bylaws. Our bylaws provide for one discretionary depletion reserve, which may be taken into account in allocating net profits for any fiscal year. We currently maintain a tax incentive depletion reserve established in respect of certain mining operations. Appropriations to the tax incentive depletion reserve are deductible for tax purposes. The discretionary depletion reserve has not been used since 1996, when the related tax incentive expired. For more details, see Note 16 to our consolidated financial statements. There are no limits on the size or amount of proceeds that may be retained in the discretionary depletion reserve. However, the sum of the legal reserve, the depletion reserve and the reserve for investment projects may not exceed the amount of our paid-in capital.

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

     Reserve for investment projects. Under the Brazilian Corporate Law, we may allocate a portion of our “net profits” for discretionary appropriations for plant expansion and other capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by shareholders. Under Law No. 10,303/2001, capital budgets with a duration longer than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.

     Unrealized income reserve. As of March 1, 2002, under Law No. 10,303/2001, which amended the Brazilian Corporate Law, the amount by which the mandatory dividend exceeds the “realized” portion of net profits for any particular year may be allocated to the unrealized income reserve. The “realized” portion of net profits is the amount by which “net profits” exceed the sum of (i) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (ii) the profits, gains or return obtained on transactions completed after the end of the following fiscal year.

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

Dividend Preference of Preferred Shares

     Pursuant to our bylaws, holders of preferred class A shares and the golden shares are entitled to a minimum annual non-cumulative preferential dividend equal to (i) at least 3% of the book value per share, calculated in accordance with the financial statements which serve as reference for the payment of dividends, or (ii) 6% of their pro rata share of our paid-in capital, whichever is higher. To the extent that we declare dividends in any particular year in amounts which exceed the preferential dividends on preferred class A shares, and after holders of common shares have received distributions equivalent, on a per share basis, to the preferential dividends on preferred class A shares, holders of common shares and preferred class A shares shall receive the same additional dividend amount per share. Since the first step of our privatization in 1997, we have had sufficient distributable amounts to be able to distribute equal amounts to both common and preferred shareholders.

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

     The golden shares entitle the holder thereof to the same voting rights as holders of preferred class A shares. The golden shares also confer certain other significant voting rights in respect of particular actions, as described under Item 10. Additional Information—Common Shares and Preferred Shares—General.

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

Shareholders’ Meetings

     A general shareholders’ meeting convenes each year to decide all matters relating to our corporate purposes and to pass such resolutions as they deem necessary for our protection and well being.

     Pursuant to the Brazilian Corporate Law, shareholders voting at a general shareholders’ meeting have the power, among other powers, to:

•	amend the bylaws;

•	elect or dismiss members of the Board of Directors and members of the fiscal council at any time;

•	receive annual reports by management and accept or reject management’s financial statements and recommendations including the allocation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts;

•	authorize the issuance of debentures;

•	suspend the rights of a shareholder in default of obligations established by law or by the bylaws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions to reorganize our legal form, to merge, consolidate or split us, to dissolve and liquidate us, to elect and dismiss our liquidators and to examine their accounts; and

•	authorize management to file for bankruptcy or to request a concordata.

     All shareholders’ meetings, including the annual shareholders’ meeting, are convened by publishing, no fewer than fifteen days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, which is Rio de Janeiro. Our shareholders have previously designated Jornal do Commercio for this purpose. Also, as our shares are traded on BOVESPA, we must publish a notice in a São Paulo based newspaper. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter. In addition, under our bylaws, the holder of the golden share is entitled to a minimum of 15 days prior formal notice to its legal representative of any general shareholders’ meeting to consider any proposed action subject to the veto rights accorded to the golden shares. See Item 10. Additional Information—Common Shares and Preferred Shares—General.

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

Redemption Rights

     Our common shares and preferred class A shares are not redeemable, except that a dissenting shareholder is entitled under the Brazilian Corporate Law to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

(1)	to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares (unless such actions are provided for or authorized by the bylaws);

(2)	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

(3)	to reduce the mandatory distribution of dividends;

(4)	to change our corporate purposes;

(5)	to merge us with another company or consolidate us;

(6)	to transfer all of our shares to another company in order to make us a wholly owned subsidiary of such company, an incorporação de ações;

(7)	to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law;

(8)	to approve our participation in a centralized group of companies as defined under the Brazilian Corporate Law; or

(9)	in the event that the entity resulting from (a) a merger, (b) an incorporação de ações as described in clause (6) above or (c) a spin-off that we conduct fails to become a listed company within 120 days of the general shareholders’ meeting at which such decision was taken.

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

     We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457 dated May 5, 1997, which amended the Brazilian Corporate Law, contains provisions, which, among other provisions, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. Our bylaws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to the Brazilian Corporate Law would be made at no less than the book value per share, determined on the basis of the last balance sheet approved by the shareholders; provided that if the general shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such general shareholders’ meeting.

Preemptive Rights

     Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her shareholding. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is negotiable. Under our bylaws, our Board of Directors may decide not to extend preemptive rights to our shareholders or, under Law No. 10,303/2001, to reduce the 30-day period for the exercise of preemptive rights, in each case with respect to any issuance of shares, debentures convertible into shares and warrants in the context of a public offering, subject to the limit on the number of shares that may be issued with the approval of the board without any additional shareholder approval. In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred class A shares, holders of preferred American depositary receipts will have preemptive rights to subscribe only to newly issued preferred class A shares. In the event of a capital increase that would reduce the proportion of capital represented by preferred class A shares, shareholders will have preemptive rights to subscribe for preferred class A shares, in proportion to their shareholdings, and for common shares only to the extent necessary to prevent dilution of their overall interest in us. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, shareholders will have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of common shares will have preemptive rights to subscribe for preferred class A shares only to the extent necessary to prevent dilution of their overall interest in us.

Tag-along rights

     According to the Brazilian Corporate Law, in the event of a sale of control of the Company, the acquirer is obliged to offer to holders of common voting shares the right to sell their shares for a price equal to at least 80% of the price paid for the common voting shares representing control.

Form and Transfer

     Our preferred class A shares and common shares are in book-entry form registered in the name of each shareholder or its nominee. The transfer of such shares is made under the Brazilian Corporate Law, which provides that a transfer of shares is effected by our transfer agent, Banco Bradesco S.A., upon presentation of valid share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are made in the same way and are executed by the investor’s local agent, who is also responsible for updating the information relating to the foreign investment furnished to the Central Bank.

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

     Under Resolution No. 2,689/2000, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689/2000, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Under Resolution No. 2,689/2000, a foreign investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

•	complete the appropriate foreign investor registration form,

•	register as a foreign investor with the CVM, and

•	register its foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689/2000 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689/2000 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

     Resolution No. 1,927/1992 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289/1997, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of American Depositary Shares by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of American Depositary Shares who are not resident in a tax haven jurisdiction (i.e. a country or location that does not impose taxes on income or where the maximum income tax rate is lower than 20%, or where the legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment) will be entitled to favorable tax treatment.

     An electronic registration has been issued by the custodian in the name of JPMorgan Chase Bank, the depositary, with respect to the American Depositary Shares. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred class A shares or common shares represented by American Depositary Shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges American Depositary Shares for preferred class A shares or common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank under Law No. 4,131/1962 or Resolution No. 2,689/2000. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred class A shares or common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American Depositary Shares. See Item 10. Additional Information—Taxation—Brazilian Tax Considerations.

     As of March 14, 2005, there is a single foreign exchange market in Brazil. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in this market. In the past, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. Although rates are freely negotiated in the foreign exchange market, they may be strongly influenced by the Central Bank’s intervention. See Item 3. Key Information—Exchange Rates.

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred class A shares, common shares or American Depositary Shares by a holder not deemed to be domiciled in Brazil for purposes of Brazilian taxation (“non-Brazilian holder”). It is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in preferred class A shares, common shares, or American Depositary Shares.

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

     Distributions of interest on shareholders’ equity. Since January 1, 1996, Brazilian corporations may attribute interest on shareholders’ equity as an alternative form of making dividend distributions, which they may pay in cash. They base the calculation on shareholders’ equity as stated in the statutory accounting records. The interest rate applied may not exceed the TJLP as determined by the Central Bank of Brazil from time to time. Also, the amount paid may not be higher, for tax purposes, than the greater of (1) 50% of net income (after the deduction of the provision of social contribution on net profits but before taking into account such payment of interest and the provision of corporate income tax) for the relevant period or (2) 50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which the payment is made.

     The amount of interest attributed to shareholders is deductible for corporate income tax and social contribution on net profit purposes, as far as the limits described above are observed. Therefore, the benefit to us, as opposed to making a dividend payment, is a reduction in our corporate taxes charge equivalent to 34% of such amount. Subject to certain limitations, income tax is withheld from the shareholders on interest payments at the rate of 15%, except if the beneficiary is exempt from tax in Brazil, which payments are free of Brazilian tax, and except if the beneficiary is located in a tax haven jurisdiction (as defined below), in which case the applicable rate is 25%.

     Taxation of capital gains. For purposes of Brazilian taxation, two types of non-Brazilian holders should be considered: (1) non-Brazilian holders that are not resident or domiciled in tax haven jurisdictions (as defined below), which are registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with Resolution No. 2,689 or are holders of American Depositary Shares; and (2) other non-Brazilian holders, which include any and all non-residents in Brazil who invest in the country through any other means and all type of investors that are located in a tax haven jurisdiction (i.e., a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20% and/or where internal legislation imposes restrictions on the disclosure of share or investment ownership),. The investors identified in item (1) are subject to a favorable tax treatment, as described below.

     According to the Law No. 10,833, dated December 29, 2003, capital gains earned abroad derived from the disposition of assets located in Brazil by non-residents to other non-residents may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of this rule, considering the general and unclear scope of the rule and the lack of judicial court rulings in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

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

     Non-Brazilian holders are subject to income tax imposed at a rate of 15%, or 25% in the case of a resident of a tax haven jurisdiction, on gains realized on sales or dispositions of preferred class A shares or common shares other than on the Brazilian stock, future and commodities exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to the preferred class A shares or common shares, the difference between the amount received and the acquisition cost of the corresponding shares will be treated as a sale or disposition carried out outside of the Brazilian stock, future and commodities exchange.

     Gains realized arising from transactions on a Brazilian stock, future and commodities exchange, by an investor under Resolution No. 2,689 and not located in a tax haven jurisdiction are exempt from income tax. The preferential treatment under Resolution No. 2,689 is no longer applicable if the non-Brazilian holder of preferred class A shares or common shares is resident in a tax haven jurisdiction or if the non-Brazilian holder invest in preferred class A shares or common shares through any mechanism different from the Resolution No. 2,689. As a consequence, gains realized on transactions performed by such holder on the Brazilian stock, futures and commodities exchange are subject to income tax at a rate of 15%, being also subject to a withholding income tax of 0.005% on the value of the transaction (to be offset against tax due on eventual capital gains).

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

     As used herein, the term “United States holder” means a beneficial owner of preferred class A shares, common shares, or American Depositary Shares that is for U.S. federal income tax purposes:

•	a citizen or resident alien individual of the United States,

•	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or

•	an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the American depository shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the American depository shares will be treated as qualified dividends if (i) the American depository shares are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The American depository shares are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on CVRD’s audited financial statements and relevant market and shareholder data, CVRD believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on CVRD’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for its 2005 taxable year.

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

     The asset (liability) balances at December 31, 2004 and 2003 and the movement in fair value of derivative financial instruments is as follows:

			Interest
			rates
	Gold		(LIBOR)		Currencies		Alumina		Aluminum		Total
Initial unrealized gains and (losses) at January 1, 2003	US$	(15)	US$	(60)	US$	(1)	US$	3	US$	—	US$	(73)
Financial settlement		8		30		—		—		—		38
Unrealized gains (losses) in the period		(24)		(3)		6		(22)		—		(43)
Effect of exchange rate changes		(1)		(13)		—		1		—		(13)

Unrealized gains and (losses) at December 31, 2003	US$	(32)	US$	(46)	US$	5	US$	(18)	US$	—	US$	(91)

Loss recognized upon consolidation of Albras		—		—		—		—		(20)		(20)
Financial settlement		4		29		(2)		—		—		31
Unrealized gains (losses) in the period		(5)		1		1		(33)		(98)		(134)
Effect of exchange rate changes		(4)		(1)		—		(4)		(9)		(18)

Unrealized gains and (losses) at December 31, 2004	US$	(37)	US$	(17)	US$	4	US$	(55)	US$	(127)	US$	(232)

INTEREST RATE AND EXCHANGE RATE RISK

     The table below sets forth our floating and fixed rate long-term debt, categorized by local and foreign currency, and as a percentage of our total long-term debt portfolio at the dates indicated, including loans from both related and unrelated parties, as reflected in our consolidated financial statements.

	At December 31,
	2003			2004
	(in millions of US$, except percentages)
Floating rate debt:
Real-denominated	US$	208	7.5%	US$	104	3.2%
Foreign currency denominated		1,427	51.6		1,640	51.0
Fixed rate debt:
Foreign currency denominated		1,132	40.9		1,464	45.6
Real-denominated		—	—		6	0.2

Total	US$	2,767	100.0	US$	3,214	100.0

     The table below provides information about our total debt obligations as of December 31, 2004, which are sensitive to changes in interest rates and exchange rates. The table presents the principal cash flows and related weighted average interest rates of these obligations by expected maturity date. Weighted average variable interest rates are based on the applicable reference rate at December 31, 2004. The debt obligations’ actual cash flows are denominated mainly in U.S. dollars or Brazilian reais or other currencies, as indicated.

								Fair Value	Fair Value
	Weighted							Cash Flow	Accounting
	average							at	at
	interest rate					To		December	December
	(%)(1)(2)	2006	2007	2008	2009	2034	Total	31, 2004	31, 2004
	(in millions of US$)
U.S. dollar-denominated
Fixed rate
Bonds	8.54	0	113	0	0	800	913	996	1,054
Loans	5.02	95	37	18	11	10	171	167	171
Securitization Notes	5.61	55	57	53	55	150	370	370	370
Trade Finance	4.87	5	2	0	0	0	7	7	7
Floating Rate
Loans	5.02	215	225	180	158	322	1,100	965	1,100
Securitization Notes	5.61	27	29	0	0	0	56	52	56
Trade Finance	4.87	266	14	0	0	0	280	269	280

Subtotal		663	477	251	224	1,282	2,897	2,826	3,038

Real-denominated
Fixed rate loans	10.76	4	2	0	0	0	6	6	6
Floating Rate Loans	10.76	24	21	15	12	32	104	102	104

Subtotal		28	23	15	12	32	110	108	110

Other currency-denominated
Fixed rate loan	3.9	1	1	1	0	0	3	3	3
Floating rate loan	5.57	4	4	4	3	7	22	22	22

Subtotal		33	28	20	15	39	135	133	135

No maturity		0	0	0	0	0	182	182	182

Total		696	505	271	239	1,321	3,214	3,141	3,355

(1)	Weighted average interest rates do not take into account the effect of the derivatives.

(2)	Weighted average variable interest rates are based on the applicable reference rate at December 31, 2004.

Interest Rate Risk

     We are exposed to interest rate risk on our outstanding borrowing and in future debt issuances. Our floating rate debt consists principally of U.S. dollar borrowings related to trade finance and loans from commercial banks and multilateral organizations. In general, our foreign currency floating rate debt is principally subject to changes in the London Interbank Offered Rate, (USD LIBOR). Our floating rate debt denominated in reais is mainly subject to changes in the TJLP, as fixed by the Central Bank.

     We enter into interest rate derivative transactions primarily to hedge the exposure we hold on our USD floating rate debt. In the case we issue debt in a currency other than USD or reais, we usually enter into derivative contracts to protect against interest rate movements in the other currencies against USD. We generally do not hedge our TJLP-based debt. Our interest rate derivatives portfolio consists of options and interest rate swaps to convert floating rate exposures to fixed rate exposures or to cap our exposure to interest rate fluctuations. A cap is the maximum rate we will be required to pay on the notional amount of the debt. Conversely, a floor is the minimum rate we will be required to pay on the notional amount of the debt. In our current portfolio, there is a swap subject to knock-out provisions, which, if triggered, eliminate the protection provided by it. The table below sets forth certain information with respect to our interest rate derivatives portfolio at December 31, 2003 and 2004:

       Libor

	At December 31, 2003				At December 31, 2004
	Notional	Interest Rate		Unrealized	Notional	Interest Rate		Unrealized	Final
	Value	Range		Gain (Loss)	Value	Range		Gain (Loss)	Maturity
	(in millions of US$, except interest rate ranges)
Floor	500	5.7 – 6.0%		(16)	150	5.7 – 6.0%		(3.5)	Nov 2006
Cap	850	5.75 – 11.0%		0	300	5.75 – 11.0%		0.0	Oct 2007
Swap	454	5.8 – 6.7%		(30)	231	5.8 – 6.7%		(13.4)	Oct 2007

Total			US$	(46)			US$	(16.9)

     The unrealized loss in the amount of US$ 46 million and US$ 16.9 million represents the amount payable if all transactions had been settled on December 31, 2003 and 2004, respectively.

Exchange Rate Risk

     We are exposed to exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while the majority of our costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When devaluation occurs, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows. In light of this framework, we generally do not use derivative instruments to manage the currency exposure on our long-term dollar-denominated debt. However, we do monitor market fluctuations and occasionally use derivatives to minimize the effects of the volatility of the exchange rates in the cash flow.

     From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, and they have been designated as cash flow hedging transactions. All such deals are marked-to-market daily, and the respective results are reflected in the P&L account at the end of each reporting period. During the years ended December 31, 2004 and 2003 our use of such instruments was not significant.

     We have other exposures associated with our outstanding debt portfolio. We have currency exposure associated with a BNDES credit line linked to a basket of currencies, including US dollars, Euros and Japanese Yens and we have Euro exposure associated with a credit line extended by KFW (Kreditanstalt fur Wiedeaufbau). To mitigate the foreign currency risk, we entered into some forward transactions that will be specified in the next table. The table below sets forth certain information with respect to our exchange rate derivatives portfolio at December 31, 2003 and 2004.

     Exchange Rate Risk

     Tibor-Libor (JPY—USD)

	At December 31, 2003				At December 31, 2004
	Notional		Unrealized		Notional		Unrealized	Final
	Value	Rate Range	Gain (Loss)		Value	Rate Range	Gain (Loss)	Maturity
	(in millions, except rate ranges)
Floating Rate purchased	¥3,178	Tibor + Spread 1			—	—	—	—
Floating Rate sold	USD 26	Libor + Spread 2			—	—	—	—

Total			US$	3.6			—

     Euribor-Libor (EUR—USD)

	At December 31, 2003				At December 31, 2004
	Notional		Unrealized		Notional		Unrealized		Final
	Value	Rate Range	Gain (Loss)		Value	Rate Range	Gain (Loss)		Maturity
	(in millions, except rate ranges)
Floating Rate purchased	€19.13	Euribor + Spread 1			€16.74	Euribor + Spread 1			Dec 2011
Floating Rate sold	USD 21.59	Libor + Spread 2			USD 18.89	Libor + Spread 2			Dec 2011
Total			US$	2.4			US$	3.7

	At December 31, 2003					At December 31, 2004
	Notional			Unrealized		Notional				Unrealized	Final
	Value	Price Range		Gain (Loss)		Value	Price Range			Gain (Loss)	Maturity
	(in millions, except rate ranges)
Yen purchased	¥206.6	¥79 – 83 per US$		US$	(0.59)	¥64.7	¥79 – 83 per US$			(0.2)	Apr 2005
Euro purchased	€2.87	US$	1.22 – 1.23 per €	US$	0.11	€0.90	US$	1.22 – 1.23 per		0.1	Apr 2005
Euro sold						€3.3		€1.327		(0.1)	Jan 2005

Total				US$	(0.48)				US$	(0.2)

     The unrealized gains in the amount of US$ 5.52 million and the unrealized gain of US$ 3.5 million represent the amounts received if all transactions had been settled on December 31, 2003 and 2004, respectively.

PRODUCTS PRICE RISK

     We are also exposed to various market risks relating to the volatility of world market prices for:

•	iron ore and pellets, which represented 60.7% of our 2004 gross consolidated revenues;

•	manganese ore and ferroalloys, which represented 8.3% of our 2004 gross consolidated revenues;

•	aluminum-related products, which represented 14.7% of our 2004 gross consolidated revenues;

•	gold, which represented less than 0.1% of our 2004 gross consolidated revenues; and

•	copper, which we began producing in 2004 as copper concentrate and represented 2.4% of our 2004 gross consolidated revenues.

     We do not enter into derivatives transactions to hedge our iron ore, copper, manganese ore or ferroalloys exposure. See Item 5. Operating and Financial Review and Prospects.

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

     The table below sets forth certain information with respect to Albras’ derivatives portfolio at December 31, 2003 and 2004. Effective January 1, 2004, Albras is consolidated in our financial statements.

	At December 31, 2003					At December 31, 2004
	Notional			Unrealized		Notional			Unrealized		Final
	Value	Price Range		Gain (Loss)		Value	Price Range		Gain (Loss)		Maturity
	(tons of			(in millions		(tons of			(in millions
	aluminum)	(US$ per ton)		of US$)		aluminum)	(US$ per ton)		of US$)
Puts purchased	148,500	US$	1,390-1,450	US$	1.9	104,000	US$	1,395-1,400	US$	0.1	Sep 2006
Forwards sold	27,000		1,400-1,600		(5.4)	9,000		1,545-1,650		(23.7)	Dec 2006
Calls sold	160,500		1,570-1,630		(9.8)	116,000		1,540-1,590		(27.2)	Sep 2006
Other instruments	246,000		1,390-1,680		(6.9)	155,000		1,395-1,700		(8.0)	Dec 2008

Total				US$	(20.2)				US$	(58.8)

     The table below sets forth certain information with respect to Alunorte’s derivatives portfolio at December 31, 2003 and 2004. We consolidate Alunorte’s operations in our financial statements.

	At December 31, 2003					At December 31, 2004
	Notional			Unrealized		Notional			Unrealized		Final
	Value	Price Range		Gain (Loss)		Value	Price Range		Gain (Loss)		Maturity
	(tons of			(in millions		(tons of			(in millions
	aluminum)	(US$ per ton)		of US$)		aluminum)	(US$ per ton)		of US$)
Puts purchased	101,000	US$	1,390 – 1,400	US$	0.7	113,000	US$	1,385 – 1,395	US$	0.1	Sep 2006
Forwards sold	—				—	—		—		—	—
Calls sold	113,000		1,540 – 1,580		(6.1)	125,000		1,535 – 1,590		(29.7)	Sep 2006
Other instruments	240,000		1,380 – 1,690		(12.6)	108,000		1,390 – 1,625		(25.9)	Dec 2008

Total				US$	(18.0)				US$	(55.5)

     To manage the risk associated with fluctuations in gold prices, we enter into derivative instruments, which allow us to establish a minimum price level for future gold production or the content of gold associated with the copper concentrate production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold.

     The table below sets forth certain information with respect to our gold derivatives portfolio at December 31, 2003 and 2004.

	At December 31, 2003				At December 31, 2004
			Unrealized				Unrealized	Final
	Quantity	Price Range	Gain (Loss)		Quantity	Price Range	Gain (Loss)	Maturity
	(oz.)	(US$ per oz.)	(in millions of US$)		(oz.)	(US$ per oz.)	(in millions of US$)
Puts purchased	393,000	270 – 385	US$	1.1	303,000	285 – 385	0.7	Dec 2008
Calls sold	423,000	317 – 440		(31.5)	393,000	330 – 440	(37.4)	Dec 2008
Other instruments	20,000	—		(1.4)	—	—	—	—

Total			US$	(31.8)			US (36.7)

     The unrealized loss in the amount of US$ 32 million and US$ 37 million represents the amount payable if all transactions had been settled on December 31, 2003 and 2004, respectively.

CREDIT RISK

Financial Institutions Risk & Exposure

     We have a strict policy regarding financial credit risk arising from derivative and other financial transactions executed with Financial Institutions. The credit policy was approved by the Board and makes the Executive Board responsible for selecting institutions and setting the exposure limits for each institution as well as for the global portfolio. On a semiannual basis, our credit exposures on the portfolio of institutions are required to be submitted to the financial committee and to the Executive Board.

     The credit quality of each institution is evaluated based on its financial strength, foreign currency ratings published by international rating agencies, shareholder’s equity size and range of financial products provided.

     The policy only allows CVRD to perform financial transactions with institutions that hold at least an A- foreign currency credit rating. In the case the rating of the institution is capped by the sovereign ceiling, the rating of the country in which the institution is incorporated has to be at least equal to Brazil rating, and the local currency rating of the institution has to be at least A-. In addition, we can only invest our cash holdings and enter into derivative transactions with institutions whose limits are consistent with our credit policy.

Commercial Credit Exposure

     CVRD’s commercial credit policy establishes a set of rules under which the Executive Board approves an Annual Commercial Exposure Limit, representing the maximum commercial credit exposure CVRD is willing to take. This exposure limit is applied to each business segment of CVRD. The policy outlines a procedure for measuring, granting and controlling commercial credit within CVRD which requires that each customer seeking commercial credit has to be evaluated considering its credit quality measured by the strength of its financial statements, company size, past payment performance and country risk. In 2005, we expect to extend the commercial credit policy to all of CVRD’s consolidated companies. For those companies in which CVRD is the controlling shareholder, the limits are established according to such policy. For the other companies, CVRD’s Executive Board recommended a credit limit in line with CVRD’s policy.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

     CVRD has carried out an evaluation under the supervision and with the participation of CVRD’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of CVRD’s disclosure controls and procedures as of the end of the period covered by this annual report. Vale Overseas carried out a similar evaluation that relied primarily on CVRD’s evaluation of its controls. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer of CVRD and the Director and Principal Executive Officer and Director and Principal Financial Officer of Vale

Overseas concluded that, as of the end of the period covered by this annual report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports CVRD or Vale Overseas, as applicable, files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

Changes in Internal Controls

     Our management identified no change in CVRD’s or Vale Overseas’ internal control over financial reporting during CVRD’s and Vale Overseas fiscal year ended December 31, 2004 that has materially affected or is reasonably likely to materially affect CVRD’s or Vale Overseas’ internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our Board of Directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. CVRD’s Board of Directors has determined that CVRD board members Arlindo Magno de Oliveira, Mário da Silveira Teixeira Júnior and Renato da Cruz Gomes are audit committee financial experts.

     As described in Item 6. Directors, Senior Management and Employees — fiscal council, on or before July 31, 2005, we expect to designate and empower CVRD’s fiscal council to act as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. At that time, we expect that at least one of the members of the fiscal council will be determined by our Board of Directors to be an audit committee financial expert.

Item 16B. Code of Ethics

     CVRD has adopted a code of ethics that applies to all board members, executive officers and employees, including the Chief Executive Officer and the Chief Financial Officer and Principal Accounting Officer of CVRD. CVRD’s code of ethics is also applicable to Vale Overseas and applies to its directors. We have posted copies of these codes of ethics on our website: http://www.cvrd.com.br/cvrd_us/media/CVRD_%20Codigodeetica_i.pdf. Copies of our codes of ethics may be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. Neither CVRD nor Vale Overseas has granted any implicit or explicit waivers from any provision of its code of ethics to the officers described above since adoption of the code.

Item 16C. Principal Accountant Fees and Services

Principal Accountant Fees

     PricewaterhouseCoopers Auditores Independentes billed the following fees to us for professional services in 2003 and 2004.

	Year ended December 31,
	2003		2004
	(thousands of US$)
Audit Fees	US$	673	US$	1,075
Audit-Related Fees		—		2,455
Tax Fees		—		94
All Other Fees		—		—

Total Fees	US$	673	US$	3,624

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

     “Audit-Related Fees” refers primarily to internal control-related expenses related to CVRD’s preparation for the assessment required under Section 404 of the Sarbanes-Oxley Act.

Audit Committee Pre-Approval Policies and Procedures

     Our Board of Directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our Board of Directors requires management to obtain the board’s approval before engaging independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, our Board of Directors is required to pre-approve all audit and non-audit services provided to CVRD and its subsidiaries by their respective independent auditors.

     Our Board of Directors has adopted a pre-approval policy for audit and non-audit services provided to CVRD and its consolidated subsidiaries. Under the policy, the Board of Directors has pre-approved a detailed list of services based on detailed proposals from our auditors up to specified monetary limits set forth in the policy. Services that are not listed or that exceed the specified limits must be separately pre-approved by the Board of Directors. The Board of Directors is provided with reports on the services provided under the policy on a periodic basis, and the list of pre-approved services is updated periodically. The policy also sets forth a list of prohibited services. Internal control related services must be specifically pre-approved by the Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we must comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). We expect to take the steps necessary to designate and empower our fiscal council to perform this role on or before July 31, 2005. In our assessment, our fiscal council will be able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     In 2004, neither CVRD nor any affiliated purchaser purchased or repurchased any of CVRD’s equity securities.

PART III

Item 17. Financial Statements

     The Registrant has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

     Reference is made to pages F-1 to F-48.

Item 19. Exhibits

Exhibit
Number
1.1	Bylaws of Companhia Vale do Rio Doce, as amended April 27, 2005 (English translation)

1.2 (*)	Memorandum & Articles of Association of Vale Overseas Limited

1.3 (**)	Amendment to the Memorandum & Articles of Association of Vale Overseas Limited dated March 6, 2002.

1.4 (**)	Amendment to the Memorandum & Articles of Association of Vale Overseas Limited dated July 23, 2003.

1.5 (**)	Amendment to the Memorandum & Articles of Association of Vale Overseas Limited dated January 7, 2004

Exhibit
Number
8	List of Subsidiaries

12.1	Certification of Chief Executive Officer of CVRD pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer of CVRD pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.3	Certification of Director and Principal Executive Officer of Vale Overseas pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.4	Certification of Director and Principal Financial Officer of Vale Overseas pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer and Chief Financial Officer of CVRD, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Director and Principal Executive Officer and Director and Principal Financial Officer of Vale Overseas, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of PricewaterhouseCoopers (CVRD and Vale Overseas).

14.2	Consent of Trevisan (Albras).

14.3	Consent of Deloitte Touche Tohmatsu (Albras).

14.4	Consent of Trevisan (Alunorte).

14.5	Consent of Deloitte Touche Tohmatsu (Alunorte).

14.6	Consent of KPMG LLP (CSI).

14.7	Consent of Deloitte Touche Tohmatsu (Docenave).

14.8	Consent of Deloitte Touche Tohmatsu (Hispanobras).

14.9	Consent of Deloitte Touche Tohmatsu (Itabrasco).

14.10	Consent of Deloitte Touche Tohmatsu (Kobrasco).

14.11	Consent of Deloitte Touche Tohmatsu (MRN).

14.12	Consent of Deloitte Touche Tohmatsu (Nibrasco).

14.13	Consent of Deloitte Touche Tohmatsu (Valesul).

14.14	Consent of KPMG Auditores Independentes (Valesul).

14.15	Consent of Deloitte Touche Tohmatsu (RDM).

14.16	Consent of Deloitte Touche Tohmatsu (Urucum).

14.17	Consent of Pincock, Allen & Holt

(*)	Incorporated by reference to the annual report on Form 20-F of CVRD and Vale Overseas Limited for the year ended December 31, 2002.

(**)	Incorporated by reference to the annual report on Form 20-F of CVRD and Vale Overseas Limited for the year ended December 31, 2003.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA VALE DO RIO DOCE

By:	/s/ Roger Agnelli

Name: Roger Agnelli
Title: Chief Executive Officer

By:	/s/ Fabio de Oliveira Barbosa

Name: Fabio de Oliveira Barbosa
Title: Chief Financial Officer

VALE OVERSEAS LIMITED

By:	/s/ Fabio de Oliveira Barbosa

Name: Fabio de Oliveira Barbosa
Title: Director and Principal Executive Officer

By:	/s/ Leonardo Moretzsohn de Andrade

Name: Leonardo Moretzsohn de Andrade
Title: Director and Principal Financial Officer

Date: June 2, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity, present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investments in which total US$ 376 million at December 31, 2003 and equity in earnings of US$157 million and US$60 million for 2003 and 2002, respectively. Also, we did not audit the financial statements of certain majority-owned subsidiaries as at and for the years ended December 31, 2003, which statements reflect total assets of US$1,352 million at December 31, 2003 and total revenues of US$839 million and US$426 million for 2003 and 2002, respectively. The financial statements of these affiliates and subsidiaries were audited by other auditors whose reports there on have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts for these affiliates and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
March 21, 2005

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December 31,
	2004	2003
Assets

Current assets
Cash and cash equivalents	1,249	585
Accounts receivable
Related parties	124	115
Unrelated parties	905	703
Loans and advances to related parties	56	56
Inventories	849	505
Deferred income tax	203	91
Recoverable taxes	285	214
Others	219	205

	3,890	2,474

Property, plant and equipment, net	9,063	6,484
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,159	1,034
Other assets
Goodwill on acquisition of subsidiaries	486	451
Loans and advances
Related parties	55	40
Unrelated parties	56	68
Prepaid pension cost	170	82
Deferred income tax	70	234
Judicial deposits	531	407
Unrealized gain on derivative instruments	4	5
Others	231	155

	1,603	1,442

TOTAL	15,715	11,434

Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

(Continued)

	As of December 31,
	2004	2003
Liabilities and stockholders’ equity
Current liabilities
Suppliers	689	482
Payroll and related charges	141	78
Interest attributed to stockholders	11	118
Current portion of long-term debt - unrelated parties	730	1,009
Short-term debt	74	129
Loans from related parties	52	119
Provision for income taxes	433	21
Others	325	297

	2,455	2,253

Long-term liabilities
Employees post-retirement benefits	215	198
Long-term debt - unrelated parties	3,214	2,767
Loans from related parties	18	4
Provisions for contingencies (Note 18)	914	635
Unrealized loss on derivative instruments	236	96
Others	484	268

	5,081	3,968

Minority interests	788	329

Stockholders’ equity
Preferred class A stock - 1,800,000,000 no-par-value shares authorized and 415,727,739 issued	1,176	1,055
Common stock - 900,000,000 no-par-value shares authorized and 749,949,429 issued	2,121	1,902
Treasury stock - 11,951 (2003 - 12,549) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(3,774)	(4,375)
Appropriated retained earnings	4,143	3,035
Unappropriated retained earnings	3,315	2,857

	7,391	4,884

TOTAL	15,715	11,434

See notes to consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Year ended December 31,
	2004	2003	2002
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	6,333	4,060	3,342
Revenues from logistic services	877	604	458
Aluminum products	1,250	852	462
Other products and services	19	29	20

	8,479	5,545	4,282
Taxes on revenues	(413)	(195)	(159)

Net operating revenues	8,066	5,350	4,123

Operating costs and expenses
Cost of ores and metals sold	(2,881)	(2,066)	(1,579)
Cost of logistic services	(513)	(370)	(252)
Cost of aluminum products	(674)	(678)	(412)
Others	(13)	(14)	(20)

	(4,081)	(3,128)	(2,263)
Selling, general and administrative expenses	(452)	(265)	(224)
Research and development	(153)	(82)	(50)
Employee profit sharing plan	(69)	(32)	(38)
Others	(188)	(199)	(119)

	(4,943)	(3,706)	(2,694)

Operating income	3,123	1,644	1,429

Non-operating income (expenses)
Financial income	82	102	127
Financial expenses	(671)	(351)	(375)
Foreign exchange and monetary gains (losses), net	65	242	(580)
Gain on sale of investments	404	17	—

	(120)	10	(828)

Income before income taxes, equity results and minority interests	3,003	1,654	601

Income taxes
Current	(433)	(90)	(12)
Deferred	(316)	(207)	161

	(749)	(297)	149

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	542	306	(87)
Minority interests	(223)	(105)	17

Income from continuing operations	2,573	1,558	680

Change in accounting practice for asset retirement obligations (Note 4)	—	(10)	—

Net income	2,573	1,548	680

Basic and diluted earnings per Preferred Class A Share	2.23	1.34	0.59

Basic and diluted earnings per Common Share	2.23	1.34	0.59

Weighted average number of shares outstanding (thousands of shares)
Common shares	735,804	735,804	749,592
Preferred Class A shares	415,716	415,714	405,126

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Year ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	2,573	1,548	680
Adjustments to reconcile net income to cash provided by operating activities :
Depreciation, depletion and amortization	399	238	214
Dividends received	200	197	91
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(542)	(306)	87
Deferred income taxes	316	207	(161)
Provisions for contingencies	137	9	53
Impairment of property, plant and equipment	34	51	62
Gain on sale of investments	(404)	(17)	—
Change in accounting practice for asset retirement obligations (Note 4)	—	10	—
Foreign exchange and monetary losses (gains)	112	(382)	1,031
Unrealized derivative losses, net	134	43	83
Minority interests	223	105	(17)
Interest payable, net	93	24	—
Others	(123)	(27)	57
Decrease (increase) in assets:
Accounts receivable	(98)	37	(123)
Inventories	(216)	(22)	(69)
Others	(78)	(9)	(105)
Increase (decrease) in liabilities :
Suppliers	230	(18)	102
Payroll and related charges	28	(25)	23
Income taxes	348	—	—
Others	105	94	94

Net cash provided by operating activities	3,471	1,757	2,102

Cash flows from investing activities :
Loans and advances receivable
Related parties
Additions	(33)	(157)	(101)
Repayments	51	71	75
Others	18	35	20
Guarantees and deposits	(111)	(99)	(78)
Additions to investments	(34)	(68)	(1)
Additions to property, plant and equipment	(2,022)	(1,543)	(766)
Proceeds from disposal of investments	579	83	—
Proceeds from disposals of property, plant and equipment	11	58	7
Cash used to acquire subsidiaries, net of cash acquired	—	(380)	(45)

Net cash provided by (used in) investing activities	(1,541)	(2,000)	(889)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(60)	(38)	(345)
Loans
Related parties
Additions	21	72	54
Repayments	(27)	(26)	(75)
Issuances of long-term debt
Related parties	20	14	17
Others	1,031	1,025	698
Repayments of long-term debt
Related parties	(3)	(4)	(15)
Others	(1,283)	(766)	(330)
Interest attributed to stockholders	(787)	(675)	(602)

Net cash used in financing activities	(1,088)	(398)	(598)

Increase (decrease) in cash and cash equivalents	842	(641)	615
Effect of exchange rate changes on cash and cash equivalents	(204)	135	(641)
Initial cash in new consolidated subsidiary	26	—	—
Cash and cash equivalents, beginning of period	585	1,091	1,117

Cash and cash equivalents, end of period	1,249	585	1,091

Cash paid during the period for:
Interest on short-term debt	(5)	(7)	(46)
Interest on long-term debt	(295)	(178)	(157)
Income tax	(108)	(55)	(12)
Non-cash transactions
Conversion of loans to investments	—	(187)	(55)
Income tax paid with credits	(100)	(81)	—
Interest capitalized	(31)	(19)	(27)

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Year ended December 31,
	2004	2003	2002
Preferred class A stock (including one special share)
Beginning of the period	1,055	904	820
Transfer from appropriated retained earnings	121	151	84

End of the period	1,176	1,055	904

Common stock
Beginning and end of the period	1,902	1,630	1,479
Transfer from appropriated retained earnings	219	272	151

End of the period	2,121	1,902	1,630

Treasury stock
Beginning and end of the period	(88)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(4,449)	(5,185)	(3,475)
Change in the period	580	736	(1,710)

End of the period	(3,869)	(4,449)	(5,185)

Unrealized gain on available-for-sale securities
Beginning of the period	74	—	—
Change in the period	21	74	—

End of the period	95	74	—

Adjustments relating to investments in affiliates
Beginning of the period	—	10	10
Transfer to retained earnings	—	(10)	—

Beginning and end of the period	—	—	10

Total other cumulative comprehensive deficit	(3,774)	(4,375)	(5,175)

Appropriated retained earnings
Beginning of the period	3,035	2,230	3,212
Transfer (to) from retained earnings	1,448	1,228	(747)
Transfer to capital stock	(340)	(423)	(235)

End of the period	4,143	3,035	2,230

Unappropriated retained earnings
Beginning of the period	2,857	3,288	2,184
Net income	2,573	1,548	680
Interest attributed to stock holders
Preferred class A stock	(241)	(275)	(117)
Common stock	(426)	(486)	(206)
Appropriation (to) from reserves	(1,448)	(1,218)	747

End of the period	3,315	2,857	3,288

Total stock holders’ equity	7,391	4,884	3,287

Comprehensive income (deficit) is comprised as follows:
Net income	2,573	1,548	680
Cumulative translation adjustments	580	736	(1,710)
Unrealized gain (loss) on available-for-sale securities	21	74	—

Total comprehensive income (deficit)	3,174	2,358	(1,030)

Shares
Preferred class A stock (including three special share)	415,727,739	415,727,739	415,727,739

Common stock	749,949,429	749,949,429	749,949,429

Treasury stock (1)
Beginning of the period	(14,158,059)	(14,158,953)	(14,145,783)
Acquisitions	—	—	(13,170)
Sales	598	894	—

End of the period	(14,157,461)	(14,158,059)	(14,158,953)

	1,151,519,707	1,151,519,109	1,151,518,215

Interest attributed to stockholders (per share)
Preferred class A stock (including three special share)	0.58	0.66	0.28
Common stock	0.58	0.66	0.28

(1)	As of December 31, 2004, 14,145,510 common shares and 11,951 preferred shares were held in treasury in the amount of US$ 88. The 14,145,510 common shares guarantee a loan to our subsidiary Alunorte.

Notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1	The Company and its operations

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

The main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. - Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. - Albras (“Albras”) (8)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (2) (4)	37	100	Brazil	Kaolin
CELMAR S.A. - Indústria de Celulose e Papel (3)	100	100	Brazil	Forestry
CVRD Overseas Ltd.	100	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	100	Brazil	Logistics
Ferteco Mineração S.A. - FERTECO (3)	100	100	Brazil	Iron ore and Pellets
Itabira Rio Doce Company Ltd. - ITACO	100	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (5)	100	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. - MBR (4) (7)	56	90	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A.	76	86	Brazil	Kaolin
Rio Doce International Finance Ltd. - RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A. (6)	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe - RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway - RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and
				Manganese

(1)	Development stage companies
(2)	Through Caemi Mineração e Metalurgia S.A. Caemi holds 61.48% of the total capital and 100% of the voting capital of Cadam. CVRD holds 60.2% of the total capital and 100% of the voting capital of Caemi.
(3)	Merged with CVRD on August 29, 2003
(4)	Consolidated as from September 2003
(5)	Merged with CVRD on December 30, 2003
(6)	Formerly Sibra-Eletrosiderúrgica Brasileira S.A.
(7)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.
(8)	Consolidated as from January 1, 2004 (See Note 4)

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Additionally variable interest entities in which are the primary beneficiary (Note 4(b)) are consolidated as from January 1, 2004. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (Note 13).

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

Our condensed consolidated interim financial information for the three-month periods ended December 31, 2004, September 30, 2004, and December 31, 2003 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. Certain interim footnotes have been excluded due of the inclusion of the footnote for the annual information.

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

The U.S. dollar amounts for the years presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 – “Foreign Currency Translation” (SFAS 52).

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

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.6544 and R$2.8892 to US$1.00 at December 31, 2004 and 2003, respectively), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

The net exchange transaction gain (loss) included in our statement of income was US$79, US$222 and (US$515) in 2004, 2003 and 2002, respectively, included within the line “Foreign exchange and monetary losses, net”.

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

Goodwill was amortized in a systematic manner over the periods estimated to be benefited through December 31, 2001. As required by SFAS 142 - “Goodwill and Other Intangible Assets” from January 1, 2002 goodwill resulting from the acquisitions is no longer amortized, but is tested for impairment at least annually and reduced to fair value to the extent any such impairment is identified.

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

Equity securities classified as “available-for-sale” are recorded in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them, net of tax effects, as a separate component of stockholders’ equity until realized.

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

We fully accrue the employees’ compensation liability for vacations vested during the year.

(i)	Income taxes

In accordance with SFAS 109 - “Accounting for Income Taxes”, the deferred tax effects of tax loss carryforwards and temporary differences have been recognized in the consolidated financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

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

Under Brazilian law, interest attributable to stockholders is considered as part of the annual minimum dividend (Note 16). Accordingly such distributions are treated as dividends for accounting purposes.

We have opted to pay such tax-deductible interest to our stockholders and have therefore accrued the amounts due as of December 31, 2004, 2003 and 2002, with a direct charge to stockholders’ equity.

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

(o)	Reclassification

Certain minor reclassifications have been made to the financial statements for 2003 and 2002 to make them comparable with the 2004 presentation.

(p)	Stockpiled inventory

We classify proven and probable reserve quantities attributable to stockpiled inventory as inventory and account for them as processed when they are removed from the mine. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.

(q)	Removal of waste materials to access mineral deposits

During the development of a mine, before production commences, stripping costs (i.e., the costs associated with the removal of overburden and other waste materials) are capitalized as part of the depreciable cost of building and constructing the mine. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are recorded as cost of sales when incurred.

4	Change in accounting practice

(a) 2003 – SFAS 143

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143 - “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional US$26 for asset retirement obligations was recorded as “Others - long-term liabilities”, a net increase of US$11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of US$10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax (US$15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.

(b) 2004 – FIN 46R

As from January 1, 2004 we have consolidated Albras based on our 51% interest in that entity under FASB Interpretation (FIN) “Consolidation of Variable Interest Entities (revised December 2003)”. Albras is an Aluminum company with revenues of US$707 and total assets of US$805 for the year ended December 31, 2004 which sells all of its output to its shareholders based in its participation.

Albras purchases its principal raw material, alumina, from Alunorte and obtains financing principally from CVRD and its subsidiaries. None of Albras or CVRD’s assets guarantee Albras’ obligations except for industrial property, plant and equipment of US$316 given in guarantee of US$192 of third party basis but CVRD has provided financial guarantees for Albras financings. Had Albras been consolidated at and for the year ended December 31, 2003 CVRD’s consolidated statement of income would have been is follows:

	2003
			Pro Forma
	CVRD	Albras	(unaudited)
Net revenues	5,350	165	5,515
Cost of sales	(3,128)	58	(3,070)
Operating costs	(578)	(16)	(594)
Non-operating income (expense)	10	34	44
Income taxes	(297)	(36)	(333)
Equity in results of affiliates and joint ventures	306	(105)	201
Change in accounting practice	(10)	—	(10)
Minority interests	(105)	(100)	(205)

Net income	1,548	—	1,548

5	Recently-issued accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005. We do not expect FASB No. 123R to have a significant impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. We will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for 2005. Also, this Statement requires that allocation of fixed production overheads to inventories by June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. We are analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary. Application of these paragraphs has been deferred pending issuance, of proposed FSP EITF Issue 03-1a. We do not expect EITF Issue No. 03-01 to have any impact on our financial position, results of operations or cash flows.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under F ASB Statement No. 128, Earnings per Share. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has

(1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company;

The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. We do not expect that this consensus will have any impact on our calculation of Basic and Diluted EPS.

6	Our privatization

In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:

.	Preferred Special Share. The Brazilian Government holds three preferred special shares of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) headquarters location, (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

.	Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits (Note 18(f)).

7	Major acquisitions and disposals during the years presented

We made the following acquisitions during the periods presented. Pro forma information with respect to our acquisitions of the control of Alunorte in June 2002 and Caemi in September 2003 is shown in items (b) and (c) below:

(a)	In December 2001, acting through our wholly-owned foreign subsidiary Itabira Rio Doce Company Ltd. - ITACO, we acquired common shares of Caemi Mineração e Metalurgia S.A. (Caemi), corresponding to 16.82% of its total capital and 50% of its voting capital from a wholly-owned subsidiary of Mitsui & Co., Ltd. (MITSUI) for US$ 279. Caemi is a Brazilian company headquartered in Rio de Janeiro, which operates in the iron ore, kaolin, refractory bauxite and railroad sectors and was accounted for as an equity investee up to September 2, 2003 (see below).

This acquisition was approved by the European Commission subject to the commitment for Caemi to sell its equity investment in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets. On December 31, 2003 Caemi sold its holding of QCM’s common shares to the Quebec Provincial Government for the symbolic amount of 100 Canadian dollars and converted loans to QCM of 20 million Canadian dollars into preferred stock with no voting rights (other than on matters required by law). Caemi will continue to guarantee certain financings of QCM until 2007 and has undertaken to provide further financial support to QCM, if necessary, in the form of subordinated loans up to 2010, limited to 34.5 million Canadian dollars (equivalent to US$27 at December 31, 2004 ). The fair value of this commitment has been fully provided.

CVRD and Mitsui, each of which held 50% of Caemi’s common shares, entered into a shareholder agreement requiring both shareholders to approve all major decisions affecting Caemi.

On September 2, 2003 we acquired a further 43.37% of the capital of Caemi for US$426, increasing our total participation to 60.23%. Caemi has been consolidated as from this date.

The acquisition cost of the 43.37% of Caemi, net of cash acquired, was as follows:

September 2, 2003
Estimated fair value of assets	1,699
Estimated fair value of liabilities	(716)

Net assets at fair value	983
Interest in total capital acquired	43.37%
Estimated fair value of net assets acquired	426

Purchase price	426
Less cash acquired	(46)

Acquisition cost of Caemi, net of cash acquired	380

Caemi Pro forma

The unaudited condensed pro forma statement of income below shows the impact of the acquisition of Caemi on the consolidated statements of income as if the current 60.23% participation in Caemi had been acquired on January 1, 2002 (instead of the 16.86% equity investment previously held, being 16.82% initially acquired and 0.04% purchased subsequently).

	2003			2002
		Pre-
	CVRD	acquisition		CVRD
	Consolidated	CAEMI (1)	Pro Forma	Consolidated	CAEMI (2)	Pro Forma
			(unaudited)			(unaudited)
Net operating revenues	5,350	424	5,774	4,123	572	4,695

Operating costs and expenses	(3,706)	(343)	(4,049)	(2,694)	(545)	(3,239)

Operating income (loss)	1,644	81	1,725	1,429	27	1,456
Non-operating income (expenses)	10	16	26	(828)	(101)	(929)

Income before income taxes, equity results and minority interests	1,654	97	1,751	601	(74)	527
Income taxes	(297)	(41)	(338)	149	12	161
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	306	(20)	286	(87)	(2) (3)	(89)
Minority interests	(105)	18	(87)	17	64	81

Income from continuing operations	1,558	54	1,612	680	—	680
Change in accounting practice for asset retirement obligations	(10)	—	(10)	—	—	—

Net income	1,548	54	1,602	680	—	680

(1)	Period from January to August, 2003 (Consolidated as from September 2003).
(2)	Period from January to December, 2002, net of consolidation adjustments.
(3)	Includes elimination of Caemi equity investment write-down based on quoted market price - US$86.

(b)	On June 27, 2002 we acquired a further 12.62% of the capital of ALUNORTE for US$42, increasing our participation to 57.03% (represented by 62.09% of total common stock and 19.05% of total preferred stock). ALUNORTE has been consolidated as from this date.

Unaudited pro forma information with respect to the effect on our consolidated statements of income, reflecting the consolidation of ALUNORTE as if control has been acquired as at January 1, 2002 is as follows:

	2002
	CVRD		Pro Forma
	Consolidated	ALUNORTE	(unaudited)
Net operating revenues	4,123	138	4,261

Operating costs and expenses	(2,694)	(151)	(2,845)

Operating income	1,429	(13)	1,416
Non-operating income (expenses)	(828)	(38)	(866)

Income before income taxes, equity results and minority interests	601	(51)	550
Income taxes	149	—	149
Equity in results of affiliates and joint ventures	(28)	23	(5)
Change in provision for losses on equity investments	(59)	—	(59)
Minority interests	17	28	45

Net income	680	—	680

(c)	On October 10, 2003, the subsidiary Companhia Paulista de Ferro Ligas (CPFL) finalized the sale of its shares in Fertilizantes Fosfatados S.A. (Fosfértil) to Bunge Fertilizantes S.A. for US$84. The profit on the operation was US$61.

(d)	On November 7, 2003 we sold our investment in Companhia Ferroviária do Nordeste (CFN) to CSN for a symbolic amount, recording a loss on this transaction of US$44.

(e)	On July, 2004 we sold part of our stake in Companhia Siderúrgica de Tubarão – CST representing 4.42% of the voting capital and 29.96% of the non-voting capital for US$415. In December 2004 we concluded the sale of our remaining 20.51% voting capital interest for US$164. The profit on the transaction was US$314 and US$90, respectively.

8	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Year ended December 31,
	2004	2003	2002
Income before income taxes, equity results and minority interests	3,003	1,654	601

Federal income tax and social contribution expense at statutory enacted rates	(1,021)	(562)	(204)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	214	271	99
Exempt foreign income (expenses)	247	(59)	196
Difference on tax basis of equity investees	(240)	(56)	20
Tax effect related to provision for losses and write-downs	—	—	29
Tax incentives	53	60	4
Valuation allowance reversal (provision)	77	53	(12)
Non-taxable losses on derivative	(57)	—	—
Other non-taxable gains (losses)	(22)	(4)	17

Federal income tax and social contribution expense in consolidated statements of income	(749)	(297)	149

We have certain tax incentives relative to our iron ore and manganese operations in Carajás, potash in Sergipe and relative to alumina in Alunorte. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. The incentive relative to potash expires in 2013 while incentives relative to alumina expire in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

The major components of the deferred tax accounts in the balance sheet are as follows:

	As of December 31
	2004	2003
Current deferred tax assets
Accrued expenses deductible only when disbursed	110	91
Interest attributed to stockholders	93

	203	91

Long-term deferred tax assets and liabilities
Assets
Deferred tax relative to temporary differences	—	3
Tax deductible goodwill in business combinations	10	79
Related to provision for losses and write-downs of investments	51	149
Employees post retirement benefits provision	83	73
Tax loss carryforwards	235	132
Other temporary differences	19	206

	398	642

Liabilities
Inflationary income	(23)	(26)
Relative to investments acquired	(115)	(202)
Prepaid retirement benefit	(58)	(28)
Fair value adjustments in business combinations	(55)	(40)

	(251)	(296)

Valuation allowance
Beginning balance	(112)	(230)
Translation adjustments	(42)	(37)
Business acquisition, sales and others	—	102
Change in allowance	77	53

Ending balance	(77)	(112)

Net long-term deferred tax assets	70	234

9	Cash and cash equivalents

	As of December 31
	2004	2003
Cash	123	88
Deposits in local currency	385	267
Deposits in United States dollars	741	230

	1,249	585

10	Accounts receivable

	As of December 31
	2004	2003
Customers
Domestic	236	195
Export, all denominated in United States dollars	847	665

	1,083	860
Allowance for doubtful accounts	(37)	(30)
Allowance for ore weight credits	(17)	(12)

Total	1,029	818

Accounts receivable from customers in the steel industry represent 29.2% and 27.5% of domestic receivables and export receivables represent 82.0% and 88.1% at December 31, 2004 and 2003, respectively.

No single customer accounted for more than 10% of total revenues in any of the years presented.

11	Inventories

	As of December 31
	2004	2003
Finished products
Iron ore and pellets	205	146
Manganese and ferroalloys	156	78
Alumina	20	20
Aluminum	54	—
Kaolin	17	16
Others	11	8
Spare parts and maintenance supplies	386	237

	849	505

12	Property, plant and equipment

a)	By business area:

	As of December 31, 2004			As of December 31, 2003
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Ferrous
Ferrous — Southern System
Mining	2,397	963	1,434	2,196	812	1,384
Railroads	1,047	447	600	866	389	477
Marine terminals	326	153	173	183	87	96

	3,770	1,563	2,207	3,245	1,288	1,957
Ferrous — Northern System
Mining	804	318	486	676	277	399
Railroads	1,072	446	626	924	376	548
Marine terminals	270	100	170	196	85	111

	2,146	864	1,282	1,796	738	1,058
Pelletizing	430	160	270	382	133	249
Ferroalloys	362	197	165	273	153	120
Energy	198	18	180	128	11	117
Construction in progress	1,546	—	1,546	914	—	914

	8,452	2,802	5,650	6,738	2,323	4,415

Non-Ferrous
Copper	578	71	507	—	—	—
Potash	65	30	35	54	22	32
Gold	6	2	4	27	25	2
Kaolin	254	97	157	220	75	145
Research and projects	33	19	14	86	62	24
Construction in progress	731	—	731	797	—	797

	1,667	219	1,448	1,184	184	1,000

Logistics
General cargo	769	232	537	575	188	387
Maritime transportation	31	8	23	8	6	2
Construction in progress	114	—	114	35	—	35

	914	240	674	618	194	424

Holdings
Aluminum	1,317	445	872	545	92	453
Others	1	—	1	2	1	1
Construction in progress	230	—	230	111	—	111

	1,548	445	1,103	658	93	565

Corporate Center
Corporate	68	43	25	67	28	39
Construction in progress	163	—	163	41	—	41

	231	43	188	108	28	80

Total	12,812	3,749	9,063	9,306	2,822	6,484

b)	By type of assets:

	As of December 31, 2004			As of December 31, 2003
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land and buildings	991	396	595	749	303	446
Installations	3,600	1,262	2,338	2,466	932	1,534
Equipment	1,218	574	644	883	405	478
Railroads	2,091	884	1,207	1,741	756	985
Mine development costs	1,345	150	1,195	931	123	808
Others	783	483	300	638	303	335

	10,028	3,749	6,279	7,408	2,822	4,586
Construction in progress	2,784	—	2,784	1,898	—	1,898

Total	12,812	3,749	9,063	9,306	2,822	6,484

Losses on disposals and impairments of property, plant and equipment totaled US$34, US$51 and US$62 in 2004, 2003 and 2002, respectively. Disposals and impairments mainly relate to impairment of gold mines, sales of ships and trucks, locomotives and other equipment which were replaced in the normal course of business.

In 2002 we sold certain forestry assets of our subsidiary Florestas Rio Doce S.A. for US$59 and recorded a gain on this sale of US$49. In 2003 we sold Fazenda Brasileiro a gold mining operation for US$ 21 the equivalent to its book value.

c)	Hydroelectric projects

We participate in several jointly-owned hydroelectric plants, already in operation or under construction. We have an undivided interest in these plants and are responsible for our proportionate share of the costs of construction and operation and are entitled to our proportionate share of the energy produced. We record our proportion of these assets as property, plant and equipment.

The situation of these projects at December 31, 2004 is as follows:

	Date of			Our share	Our share of		Our share of
	completion /	Our	Plant in	of plant in	accumulated	Plant under	plant under
	expected	interest	service	service	depreciation	construction	construction
Project	completion	%	$	$	$	$	$
Igarapava	September, 1999	38.1	148	56	(11)	—	—
Porto Estrela	November, 2001	33.3	63	21	(2)	—	—
Funil	January, 2003	51.0	129	66	(4)	—	—
Candonga	September, 2004	50.0	110	55	(1)	—	—
Aimorés	July, 2005	51.0	—	—	—	237	121
Capim Branco I	2006	48.4	—	—	—	69	33
Capim Branco II	2006	48.4	—	—	—	27	13
Foz do Chapecó	—	40.0	—	—	—	4	2
Estreito	—	30.0	—	—	—	7	2

Income and expenses relating to operating plants are not material.

13.	Investments in affiliated companies and joint ventures

	December 31,
													Quoted
	2004				Investments		Equity Adjustments			Dividends received			market
				Net
				income									December
	Participation		Net	for the			Year ended December 31,			Year ended December 31,			31,
	in capital (%)		equity	period	2004	2003	2004	2003	2002	2004	2003	2002	2004
	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	22.99	11.46	1,223	995	140	31	114	34	(15)	13	3	4	483
Companhia Siderúrgica de Tubarão — CST (1)			—	—	—	86	102	45	19	—	52	4	N/A
California Steel Industries Inc. — CSI	50.00	50.00	298	109	149	103	55	2	19	9	5	9	—
SIDERAR (cost $15) — available for sale investment	4.85	4.85	—	—	110	89	—	—	—	—	—	—	110

					399	309	271	81	23	22	60	17	593
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	427	142	171	168	57	33	38	54	27	31	—
Valesul Alumínio S.A. — VALESUL (6)	54.51	54.51	101	26	55	49	14	10	14	12	9	6	—
Alumínio Brasileiro S.A. — ALBRAS	51.00	51.00	—	—	—	112	—	104	—	—	—	—	—
Alumínio Brasileiro S.A. — ALBRAS — change in provision for losses					—	—	—	—	10	—	—	—	—
Alumina do Norte do Brasil S.A. — ALUNORTE (4)	62.09	57.03	—	—	—	—	—	—	(23)	—	—	—	—

					226	329	71	147	39	66	36	37	—
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	100.00	60.23	—	—	—	—	—	23	(102)	—	—	3	N/A
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (6)	51.11	51.00	60	25	30	18	13	3	4	—	—	2	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (6)	51.00	50.89	50	17	26	17	9	3	5	1	2	2	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	25	21	13	1	11	1	(2)	—	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO - change in provision for losses					—	—	—	17	(15)	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (6)	51.00	50.90	36	12	18	11	6	3	5	—	1	4	—
Gulf Industrial Investment Company — GIIC	50.00	50.00	90	32	45	40	16	12	5	11	9	6	—
SAMARCO Mineração S.A. — SAMARCO (5)	50.00	50.00	441	233	261	221	117	70	28	100	78	17	—
Minas da Serra Geral S.A. — MSG	50.00	50.00	36	(6)	18	15	(3)	2	4	—	1	1	—
Others	—	—	—	—	24	21	1	(1)	2		—	—	—

					435	344	170	133	(66)	112	91	35	—
Logistics
Companhia Ferroviária do Nordeste — CFN — change in provision for losses (2)	—	—	—	—	—	—	—	(3)	(4)	—	—	—	—
Ferroban — Ferrovias Bandeirantes S.A. — change in provision for losses	—	—	—	—	1	1	—	—	(1)	—	—	—	—
Ferrovia Centro-Atlântica S.A. — FCA — change in provision for losses (3)	—	—	—	—	—	—	—	(93)	(42)	—	—	—	—
MRS Logística S.A	37.23	29.35	266	112	78	39	33	39	(20)	—	—	—	—
MRS Logística S.A. — change in provision for losses	—	—	—	—	—	—	—	6	(7)	—	—	—	—
Sepetiba Tecon S.A. — change in provision for losses	—	—	—	—	—	—	—	(1)	(9)	—	—	—	—
Others, mainly investments sold in 2003	—	—	—	—		4		—	(5)

					79	44	33	(52)	(88)	—	—	—	—
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. — FOSFERTIL (2)			—	—	—	—	—	1	8	—	9	2	—
Others	—	—	—	—	20	8	(3)	(4)	(3)	—	1	—	—

					20	8	(3)	(3)	5	—	10	2	—

Total					1,159	1,034	542	306	(87)	200	197	91	593

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 5.17% of CST’s total capital for US$60. During 2004 CVRD sold its interest in CST (Note 7(e));
(2)	Investment sold in 2003;
(3)	Consolidated as from September 2003, after acquisition of control;
(4)	Consolidated as from June 30, 2002, after acquisition of control;
(5)	Investment includes goodwill of US$40 and US$37 in 2004 and 2003, respectively.
(6)	CVRD held more than a majority of the voting power of several entities that were accounted for under the equity method in accordance with EITF 96-16 due to veto rights held by minority shareholders under shareholders agreements.

14	Short-term debt

Our short-term borrowings are from commercial banks and relate export financing denominated in United States dollars.

Average annual interest rates on short-term borrowings were 2.33%, 3.19% and 3.97% at 2004, 2003 and 2002, respectively.

15	Long-term debt

			As of December 31
	Current liabilities		Long-Term liabilities
	2004	2003	2004	2003
Foreign debt
Loans and financing contracted in the following currencies:
United States dollars	376	470	1,179	1,151
Japanese Yen	1	30	2	2
Others	3	3	23	25
Fixed Rate Notes — US$ denominated	—	300	913	600
Securitization of export receivables — US$ denominated	55	44	425	481
Perpetual notes	—	—	65	65
Accrued charges	61	54	—	—

	496	901	2,607	2,324

Local debt
Indexed by Long-Term Interest Rate — TJLP	22	10	89	88
Indexed by General Price Index-Market (IGPM)	21	16	14	19
Basket of currencies	7	30	17	23
Non-convertible debentures	—	—	117	90
Indexed by U.S. dollars	166	33	368	221
Accrued charges	18	19	2	2

	234	108	607	443

Total	730	1,009	3,214	2,767

The long-term portion at December 31, 2004 becomes due in the following years:

2006	696
2007	505
2008	271
2009 thereafter	1,560
No due date (Perpetual notes and non-convertible debentures)	182

3,214

At December 31, 2004 annual interest rates on long-term debt were as follows:

Up to 7%	2,574
7.1% to 9%	1,202
9.1% to 11%	18
Over 11%	79
Variable (Perpetual notes)	71

3,944

The indexes applied to debt and respective percentage variations in each year were as follows:

	2004	2003	2002
TJLP — Long-Term Interest Rate (effective rate)	9.8	11.5	9.9
IGP-M — General Price Index — Market	12.4	8.7	25.3
United States Dollar	(8.1)	(18.2)	52.3

On December 15, 2004 Vale Overseas Limited finalized the cash tender offer for its US$ 300 million principal amount outstanding 8.625% Enhanced Guaranteed Notes due 2007. The amount of US$ 186.9 has been repurchased by the price of US$ 1,117.34 per US$ 1,000.00 of principal Notes remaining US$ 113.1 of amount outstanding.

At December 31, 2004 the US$ denominated Fixed Rate Notes of US$913 (2003 — US$900) and other debt of US$1,834 (2003 — US$1,634) are unsecured. The export securitization of US$480 (2003-US$525) is secured by existing and future accounts receivable of our subsidiary CVRD Overseas Ltd. Loans from international lenders of US$170 (2003-US$232) are guaranteed by the Federal Government, to which we have given counter-guarantees of US$170 (2003 — US$165) secured by our own shares and accounts receivable of a subsidiary. We also have loans from local and international institutions secured by property, plant and equipment in the amount of US$251 (2003 — US$165). The remaining long-term debt of US$296 (2003 — US$387) is secured mainly by assets of subsidiaries.

16	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 6, the Brazilian Government holds a preferred special share which confers to it permanent veto rights over certain matters.

A three for one stock split proposal was approved by the Extraordinary General Shareholders’ Meeting on August 18, 2004. Therefore, CVRD’s capital is composed of 1,165,677,168 shares, with 749,949,429 common shares and 415,727,739 preferred class “A” shares. All share numbers and per share amounts included herein reflect retroactive application of the stock.

As of December 31, 2004, we had acquired 14,157,461 shares to be held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$6.17 (minimum cost of US$ 2.67 and maximum of US$7.84).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual net income, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share. With respect to each of 2004, 2003 and 2002 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. At December 31, 2004 , we had no undistributed retained earnings. In addition, appropriated retained earnings at December 31, 2004 includes US$3,221, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

No withholding tax is payable on distribution of profits earned as from January 1, 1996, except for distributions in the form of interest attributed to stockholders (Note 3 (e)).

Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Year ended December 31
	2004	2003	2002
Appropriated retained earnings
Unrealized income reserve
Balance January 1	193	211	548
Transfer to retained earnings	(63)	(18)	(337)

Balance December 31	130	193	211
Expansion reserve
Balance January 1	2,090	1,494	1,667
Transfer to capital stock	(309)	(423)	—
Transfer from (to) retained earnings	1,310	1,019	(173)

Balance December 31	3,091	2,090	1,494
Legal reserve
Balance January 1	374	241	325
Transfer from (to) retained earnings	155	133	(84)

Balance December 31	529	374	241
Fiscal incentive depletion reserve
Balance January 1	347	284	649
Transfer to capital stock	—	—	(212)
Transfer to retained earnings	31	63	(153)

Balance December 31	378	347	284
Fiscal incentive investment reserve
Balance January 1	31	—	23
Transfer to capital stock	(31)	—	(23)
Transfer from retained earnings	15	31	—

Balance December 31	15	31	-

Total appropriated retained earnings	4,143	3,035	2,230

The purpose and basis of appropriation to such reserves is described below:

•	Unrealized income reserve — this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

•	Expansion reserve — this is a general reserve for expansion of our activities.

•	Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

•	Fiscal incentive depletion reserve — this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

•	Fiscal incentive investment reserve — this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve also contemplates tax incentives (Note 8).

Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

			Basic and
			diluted
			per-share
	Income	Thousand of	amount
	(Numerator)	Shares	(US$ per
	(US$ million)	(Denominator)	share)
Net income for the year ended December 31, 2004	2,573

Income available to preferred stockholders	929	415,716	2.23
Income available to common stockholders	1,644	735,804	2.23

Net income for the year ended December 31, 2003	1,548

Income available to preferred stockholders	559	415,714	1.34
Income available to common stockholders	989	735,804	1.34

Net income for the year ended December 31, 2002	680

Income available to preferred stockholders	239	405,126	0.59
Income available to common stockholders	441	749,592	0.59

17	Pension plans

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

Additionally we provide employees with supplementary pension payments through the Abono Complementação plan.

The following information details the status of the defined benefit elements of the Old Plan and supplementary pension plan (SPP) in accordance with SFAS 132 — “Employers’ Disclosure about Pensions and Other Post-retirement Benefits”, as amended.

(a)	Change in benefit obligation

	As of December 31
	2004	2003
Benefit obligation at beginning of year	1,485	1,476
Service cost	2	2
Interest cost	188	151
Benefits paid	(133)	(128)
Effect of exchange rate changes	137	20
Actuarial loss	40	(36)

Benefit obligation at end of year	1,719	1,485

We use a measurement date of December 31 for our pension and post-retirement benefit plans.

(b)	Change in plan assets

	As of December 31
	2004	2003
Fair value of plan assets at beginning of year	1,657	1,301
Actual return on plan assets	410	436
Employer contributions	37	31
Benefits paid	(133)	(128)
Effect of exchange rate changes	137	17

Fair value of plan assets at end of year	2,108	1,657

Old plan assets at December 31, 2004 include US$274 of portfolio investments in our own shares (US$194 at December 31, 2003) and US$37 of shares of related parties (US$20 at December 31, 2003), as well as US$303 of Federal Government Securities (US$323 at December 31, 2003).

Employer contributions expected for 2005 are US$ 16 (unaudited).

(c) Accrued pension cost liability (prepaid pension cost)

	As of December 31
	2004	2003
Funded status, excess of benefit obligation over plan assets	(389)	(172)
Unrecognized net transitory obligation	(51)	(56)
Unrecognized net actuarial loss	459	323

Accrued pension cost liability (prepaid pension cost)	19	95

(d)	Assumptions used in each year (expressed in nominal terms)

	2004	2003
Discount rate	13.40% p.a	13.40% p.a
Expected return on plan assets	13.40% p.a	13.40% p.a
Rate of compensation increase — up to 47 years	6.91% p.a	6.91% p.a
Inflation	5.00% p.a	5.00% p.a

(e)	Investment targets and composition of plan assets

The fair value of Old Plan assets for these plans is US$2,079 and US$1,637 at the end of 2004 and 2003, respectively. The asset allocation for the Company’s Old Plan at the end of 2004 and 2003, and the target allocation for 2005, by asset category, follows.

		Target	Percentage of plan assets at
		allocation	December 31,
	Asset category	for 2005	2004	2003
		(unaudited)
Equity securities		29%	29%	27%
Real estate		6%	6%	6%
Loans		3%	3%	2%
Fixed Income		62%	62%	65%

Total		100%	100%	100%

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

(f)	Pension costs

	Year ended December 31
	2005
	(unaudited)	2004	2003
Service cost	2	2	2
Interest cost	220	188	151
Estimated return on plan assets	(274)	(213)	(158)
Amortization of initial transitory obligation	9	9	9
Amortization of actuarial gain/loss	(15)	(24)	—

Net periodic pension cost	(58)	(38)	4

In addition to benefits provided under the SPP and Old Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$215 and US$198, at December 31, 2004 and 2003, respectively, plus US$37 and US$32, respectively, in current liabilities.

The cost recognized in the years 2004, 2003 and 2002 relative to the defined contribution element of the New Plan was US$7, US$5 and US$5, respectively.

18	Commitments and contingencies

(a)	At December 31, 2004, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$7, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	6	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	7

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	December 31, 2004		December 31, 2003
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	221	109	177	66
Civil claims	185	72	167	54
Tax — related actions	502	344	285	279
Others	6	6	6	8

	914	531	635	407

Labor — related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and of the tax on checking accountant transactions — CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in 2004, 2003 and 2002 aggregated US$67, US$182 and US$178, respectively, and additional provisions aggregated US$157, US$146 and US$264, respectively.

In addition to the contingencies for which we have made provisions we have possible losses totaling US$727 at December 31, 2004, for which based on the advice of our legal counsel, no provision is maintained.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to purchase approximately 42,391 thousand metric tons of bauxite from Mineração Rio do Norte S.A. — MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$ 20.45 per metric ton as of December 31, 2004, this arrangement represents the following total commitment:

2005	57
2006	57
2007	57
2008	57
2009 and thereafter	625

853

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$ 205 million, which represents half of the US$ 410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2004, the remaining contributions towards exploration and development activities totaled US$ 52 million. In the event that either of us wishes to conduct further exploration and development after having spent such US$ 205 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

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

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. During 2002 we registered the debentures with the Securities Commissions (CVM) in order to permit trading.

Under Brazilian Central Bank regulations, pre-privatization shareholders that held their shares through our preferred share American Depositary Receipt, or ADR, program and institutional investors that held their shares through rule 1,298/87 of Brazilian Central Bank were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank to distribute the debentures to these investors, but the Central Bank rejected our request. We renewed our request to the Central Bank, but we cannot be sure that we will succeed. Therefore, unless the Central Bank approves our request, the debentures will not have any value for ADR holders and foreign investors through Annex V of Brazilian Central Bank.

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we began payments referring to copper resources in 2004 and expect to start payments referring to iron ore resources in approximately 2020 for the Northern System and 2030 for the Southern System, and payments related to other mineral resources at the end of the current decade.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD
Southern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.7 billion tons.

Northern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego Igarapé Bahia and Alemão	Gold and copper Gold and copper	2.5% of net revenue from the beginning of commercialization. 2.5% of net revenue, after total sales from May 1997 exceeds 70 tons of gold.

Fazenda Brasileiro (*)	Gold	2.5% of net revenue after total sales from May 1997 exceeds 26 tons.

Other areas, excluding Carajás/ Serra Leste Other areas owned as of May 1997	Gold Other minerals	2.5% of net revenue. 1% of net revenue, 4 years after the beginning of the commercialization.

All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.

We sold Fazenda Brasileiro in August 2003 and paid the corresponding amount of US$2 to debenture holders in 2004.

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

	Year ended December 31
	2004	2003
Environmental liabilities beginning of period	81	15
Initial recognition of SFAS 143 as at January 1, 2003	—	26
Increase due to new subsidiaries acquired	—	11
Accretion expense	13	6
Liabilities settled in the current period	(3)	—
Revisions in estimated cash flows	31	15
Cumulative translation adjustment	12	8

Environmental liabilities end of period	134	81

Had SFAS 143 been applied prior to January 1, 2003, the pro forma asset retirement obligation at December 31, 2003, would have been US$41. Additionally, had SFAS 143 been applied previously, net income for the year ended December 31, 2002 on a pro forma basis would have been lower by US$8 (unaudited). Had SFAS 143 been applied in prior years the impact on net income and earnings per share have been as follows:

2002
Net income	680
Net income (pro forma — unaudited)	672

Basic and diluted earnings per Preferred Class A Share	1.77
Basic and diluted earnings per Common Share	1.77

Basic and diluted earnings per Preferred Class A Share (pro forma — unaudited)	1.75
Basic and diluted earnings per Common Share (pro forma — unaudited)	1.75

(h)	Description of Leasing Arrangements

We conduct part of our railroad operation from leased facilities. The lease, which is for 30 years expiring in August, 2026, is classified as an operating lease and can be renewable for a further 30 years. At the end of the lease term, we are required to return the concession and the lease assets. In most cases, management expects that in the normal course of business, leases will be renewed.

Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004:

Year ending December 31:

2005	44
2006	44
2007	44
2008	44
Later years	790

Total minimum payments required	966

The total expenses of operating leases in 2004 and 2003 was US$39 and US$37, respectively.

19	Segment and geographical information

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

Non-ferrous products — comprises the production of non-ferrous minerals.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:

•	Aluminum — comprises aluminum trading activities, alumina refining and investments in joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets in accordance with US GAAP are reconciled as follows:

Results by segment - before eliminations

	As of and for the year ended December 31,
	2004							2003							2002
				Holdings							Holdings							Holdings
		Non		(2)					Non							Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	7,589	521	92	1,635	—	(3,725)	6,112	5,256	105	75	758	—	(2,354)	3,840	4,200	143	41	387	—	(1,843)	2,928
Gross revenues — Domestic	1,424	163	871	227	—	(318)	2,367	1,142	107	472	165	—	(181)	1,705	996	96	374	75	3	(190)	1,354
Cost and expenses	(6,499)	(556)	(622)	(1,322)	(1)	4,043	(4,957)	(4,882)	(192)	(367)	(760)	3	2,535	(3,663)	(3,782)	(226)	(245)	(426)	7	2,033	(2,639)
Depreciation, depletion and amortization	(301)	(35)	(29)	(34)	—	—	(399)	(191)	(18)	(14)	(15)	—	—	(238)	(170)	(25)	(14)	(4)	(1)	—	(214)

Operating income	2,213	93	312	506	(1)	—	3,123	1,325	2	166	148	3	—	1,644	1,244	(12)	156	32	9	—	1,429
Financial income	251	2	15	16	3	(205)	82	195	1	14	10	4	(122)	102	193	1	11	11	4	(93)	127
Financial expenses	(637)	(6)	(15)	(218)	—	205	(671)	(406)	(4)	(9)	(49)	(5)	122	(351)	(433)	(6)	(5)	(15)	(9)	93	(375)
Foreign exchange and monetary gains (losses), net	20	5	(1)	39	2	—	65	150	16	(14)	93	(3)	—	242	(442)	(36)	(18)	(85)	1	—	(580)
Gain on sale of investments	—	—	8	—	396	—	404	17	—	—	—	—	—	17	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	170	—	33	71	268	—	542	133	—	(52)	147	78	—	306	(66)	—	(88)	39	28	—	(87)
Income taxes	(726)	(7)	(9)	(4)	(3)	—	(749)	(266)	(3)	(2)	(27)	1	—	(297)	145	—	(8)	22	(10)	—	149
Minority interests	(101)	(2)	—	(120)	—	—	(223)	(44)	(3)	—	(58)	—	—	(105)	2	(6)	—	21	—	—	17

Income from continuing operations	1,190	85	343	290	665	—	2,573	1,104	9	103	264	78	—	1,558	643	(59)	48	25	23	—	680
Change in accounting practice for asset retirement obligations (note 4)	—	—	—	—	—	—	—	(10)	—	—	—	—	—	(10)	—	—	—	—	—	—	—

Net income	1,190	85	343	290	665	—	2,573	1,094	9	103	264	78	—	1,548	643	(59)	48	25	23	—	680

Sales classified by geographic destination:
Export market
America, except United States	735	1	65	221	—	(426)	596	526	—	38	156	—	(329)	391	392	—	25	27	—	(207)	237
United States	533	—	15	186	—	(345)	389	337	8	—	32	—	(188)	189	340	35	3	10	—	(190)	198
Europe	3,223	194	12	730	—	(1,607)	2,552	2,213	76	30	378	—	(913)	1,784	1,799	100	9	318	—	(734)	1,492
Middle East/Africa/Oceania	412	107	—	8	—	(141)	386	292	—	4	—	—	(70)	226	239	—	—	—	—	(46)	193
Japan	683	31	—	361	—	(287)	788	569	13	—	96	—	(259)	419	488	3	1	11	—	(228)	275
China	1,392	81	—	129	—	(606)	996	897	7	—	77	—	(401)	580	574	4	1	21	—	(270)	330
Asia, other than Japan and China	611	107	—	—	—	(313)	405	422	1	3	19	—	(194)	251	368	1	2	—	—	(168)	203

	7,589	521	92	1,635	—	(3,725)	6,112	5,256	105	75	758	—	(2,354)	3,840	4,200	143	41	387	—	(1,843)	2,928
Domestic market	1,424	163	871	227	—	(318)	2,367	1,142	107	472	165	—	(181)	1,705	996	96	374	75	3	(190)	1,354

	9,013	684	963	1,862	—	(4,043)	8,479	6,398	212	547	923	—	(2,535)	5,545	5,196	239	415	462	3	(2,033)	4,282

Assets:

Property, plant and equipment, net	5,838	1,448	674	1,102	1	—	9,063	4,495	1,000	424	564	1	—	6,484	2,346	400	144	383	24	—	3,297
Additions to Property, plant and equipment	860	381	579	202	—	—	2,022	822	440	186	95	—	—	1,543	524	132	33	63	14	—	766
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	435	—	79	226	419	—	1,159	344	—	44	329	317	—	1,034	350	—	(10)	200	192	—	732

Capital employed	4,544	1,099	680	976	27	—	7,326	4,137	266	429	498	20	—	5,350	2,364	119	161	209	24	—	2,877

(1)	Control of Alunorte was acquired and consolidated from June 2002.
(2)	Albras was consolidated as from January 1, 2004 (note 4(b)).

Operating income by product – after eliminations

	Year ended December 31,
	2004										2003										2002
								Impairment/										Impairment/										Impairment/
								Gain on sale										Gain on sale										Gain on sale
	Revenues			Value				of property,	Depreciation,		Revenues			Value				of property,	Depreciation,		Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating				added	Net	Cost and		plant and	depletion and	Operating				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	3,146	849	3,995	(128)	3,867	(1,761)	2,106	—	(270)	1,836	2,108	554	2,662	(65)	2,597	(1,318)	1,279	(10)	(105)	1,164	1,642	505	2,147	(63)	2,084	(915)	1,169	—	(87)	1,082
Pellets	893	255	1,148	(44)	1,104	(824)	280	—	(12)	268	627	211	838	(19)	819	(627)	192	(12)	(11)	169	530	143	673	(19)	654	(548)	106	—	(5)	101
Manganese	61	15	76	(4)	72	(46)	26	—	—	26	38	11	49	(5)	44	(35)	9	—	(2)	7	24	12	36	(5)	31	(20)	11	—	(6)	5
Ferroalloys	423	202	625	(52)	573	(315)	258	—	(15)	243	201	99	300	(21)	279	(218)	61	(17)	(10)	34	176	71	247	(14)	233	(169)	64	—	(5)	59

	4,523	1,321	5,844	(228)	5,616	(2,946)	2,670	—	(297)	2,373	2,974	875	3,849	(110)	3,739	(2,198)	1,541	(39)	(128)	1,374	2,372	731	3,103	(101)	3,002	(1,652)	1,350	—	(103)	1,247

Non ferrous
Gold	—	—	—	—	—	(2)	(2)	—	—	(2)	21	—	21	—	21	(2)	19	—	(2)	17	103	—	103	—	103	(86)	17	(35)	(15)	(33)
Potash	—	124	124	(15)	109	(51)	58	—	(5)	53	—	94	94	(12)	82	(40)	42	—	(7)	35	—	91	91	(12)	79	(43)	36	—	(4)	32
Kaolin	142	22	164	(6)	158	(93)	65	—	(14)	51	83	13	96	(3)	93	(70)	23	(12)	(7)	4	40	5	45	(1)	44	(27)	17	—	(2)	15
Copper	184	17	201	(3)	198	(90)	108	—	(16)	92	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	326	163	489	(24)	465	(236)	229	—	(35)	194	104	107	211	(15)	196	(112)	84	(12)	(16)	56	143	96	239	(13)	226	(156)	70	(35)	(21)	14

Aluminum
Alumina	439	19	458	(18)	440	(350)	90	—	(19)	71	342	153	495	(8)	487	(363)	124	—	(15)	109	85	74	159	(4)	155	(119)	36	—	(4)	32
Aluminum	710	29	739	(3)	736	(286)	450	—	(15)	435	312	8	320	—	320	(295)	25	—	—	25	279	1	280	—	280	(254)	26	—	—	26
Bauxite	53	—	53	—	53	(48)	5	—	—	5	34	3	37	(1)	36	(33)	3	—	—	3	23	—	23	—	23	(22)	1	—	—	1

	1,202	48	1,250	(21)	1,229	(684)	545	—	(34)	511	688	164	852	(9)	843	(691)	152	—	(15)	137	387	75	462	(4)	458	(395)	63	—	(4)	59

Logistics
Railroads	—	612	612	(100)	512	(334)	178	—	(28)	150	—	373	373	(39)	334	(153)	181	—	(70)	111	—	286	286	(27)	259	(55)	204	(4)	(72)	128
Ports	—	173	173	(29)	144	(89)	55	—	(4)	51	1	143	144	(14)	130	(75)	55	—	(9)	46	—	107	107	(11)	96	(67)	29	—	(7)	22
Ships	52	40	92	(7)	85	(123)	(38)	—	(1)	(39)	54	33	87	(3)	84	(122)	(38)	—	—	(38)	26	39	65	(3)	62	(69)	(7)	(7)	(6)	(20)

	52	825	877	(136)	741	(546)	195	—	(33)	162	55	549	604	(56)	548	(350)	198	—	(79)	119	26	432	458	(41)	417	(191)	226	(11)	(85)	130
Others	10	9	19	(4)	15	(132)	(117)	—	—	(117)	19	10	29	(5)	24	(66)	(42)	—	—	(42)	—	20	20	—	20	(40)	(20)	—	(1)	(21)

	6,113	2,366	8,479	(413)	8,066	(4,544)	3,522	—	(399)	3,123	3,840	1,705	5,545	(195)	5,350	(3,417)	1,933	(51)	(238)	1,644	2,928	1,354	4,282	(159)	4,123	(2,434)	1,689	(46)	(214)	1,429

20	Related party transactions

Transactions with major related parties resulted in the following balances:

	As of December 31
	2004		2003
	Assets	Liabilities	Assets	Liabilities
AFFILIATED COMPANIES AND JOINT VENTURES
HISPANOBRAS	25	39	18	29
ITABRASCO	24	28	16	17
NIBRASCO	32	29	36	25
KOBRASCO	43	18	51	14
CST	—	—	31	—
USIMINAS	7	—	7	—
MSG	—	—	1	17
MRS	13	19	2	8
FERROBAN	39	8	1	4
MRN	1	20	3	20
SAMARCO	22	—	1	—
ALBRAS	—	—	14	95
Others	29	31	30	38

	235	192	211	267

Current	180	174	171	263

Long-term	55	18	40	4

These balances are included in the following balance sheet classifications:

	As of December 31
	2004		2003
	Assets	Liabilities	Assets	Liabilities
Current assets
Accounts receivable	124	—	115	—
Loans and advances to related parties	56	—	56	—

Other assets
Loans and advances to related parties	55	—	40	—

Current liabilities
Suppliers	—	122	—	144

Loans from related parties	—	52	—	119

Long-term liabilities
Long-term debt	—	18	—	4

	235	192	211	267

The principal amounts of business and financial operations carried out with major related parties are as follows:

	Year ended December 31
	2004		2003		2002
	Income	Expense	Income	Expense	Income	Expense
AFFILIATED COMPANIES AND JOINT VENTURES
CST	251	—	136	—	152	—
NIBRASCO	147	3	116	133	146	150
ALUNORTE (to June 2002)	—	—	—	—	6	—
SIDERAR	86		53	—	35	—
ITABRASCO	84	1	61	20	74	53
HISPANOBRAS	97	—	66	69	77	77
KOBRASCO	92	2	62	57	84	46
USIMINAS	109		79	—	76	—
ALBRAS (to December 2003)	—	—	149	286	73	265
VALESUL	16	—	10	—	7	1
MRN	—	154	—	—	—	56
Others	105	213	55	176	79	94
BRAZILIAN FEDERAL GOVERNMENT

Banco do Brasil S.A	—	—	—	—	3	—
BNDES	—	—	—	—	—	2

	987	373	787	741	812	744

These amounts are included in the following statement of income classifications:

2005	151
2006	151
2007	151
2008	151
2009 and thereafter	1,659

2,263

21	Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

The market value of our listed long-term investments, where available, is disclosed in Note 13 to these financial statements.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt (current portion not included) at December 31, 2004 and 2003 is estimated as follows:

	As of December 31
	2004	2003
Fair market value	3,355	2,839
Carrying value	3,214	2,767

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

The asset (liability) balances and the movement in fair value of derivative financial instruments are as follows:

		Interest
		rates
	Gold	(LIBOR)	Currencies	Alumina	Aluminum	Total
Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Loss recognized upon consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	4	29	(2)	—	—	31
Unrealized gains (losses) in the period	(5)	1	1	(33)	(98)	(134)
Effect of exchange rate changes	(4)	(1)	—	(4)	(9)	(18)

Unrealized gains (losses) at December 31, 2004	(37)	(17)	4	(55)	(127)	(232)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	—	(73)
Financial settlement	8	30	—	—	—	38
Unrealized gains (losses) in the period	(24)	(3)	6	(22)	—	(43)
Effect of exchange rate changes	(1)	(13)	—	1	—	(13)

Unrealized gains (losses) at December 31, 2003	(32)	(46)	5	(18)	—	(91)

Unrealized gains (losses) at January 1, 2002	7	(36)	(4)	—	—	(33)
Gain recognized upon consolidation of Alunorte	—	—	—	2	—	2
Financial settlement	(2)	21	3	1	—	23
Unrealized gains (losses) in the period	(22)	(60)	(1)	—	—	(83)
Effect of exchange rate changes	2	15	1	—	—	18

Unrealized gains (losses) at December 31, 2002	(15)	(60)	(1)	3	—	(73)

Unrealized gains (losses) in the period are included in our income statement under the financial expenses:

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2008

(a)	Interest Rate and Exchange Rate Risk

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

The following entities prepare financial statements accordance with US GAAP which are audited in accordance with auditing standards generally accept in the United States of America:

	Auditors	Years Audited	City	State	Country
Alumina do Norte do Brasil S.A. — ALUNORTE	Trevisan	2003	RJ	RJ	Brazil
Alumina do Norte do Brasil S.A. — ALUNORTE	Deloitte	2002	RJ	RJ	Brazil
Alumínio Brasileiro S.A. — ALBRAS (1)	Trevisan	2003	RJ	RJ	Brazil
			Orange
California Steel Industries, Inc.	KPMG LLP	2002	County	CA	USA
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	Deloitte	2003, 2002	RJ	RJ	Brazil
Companhia Coreano Brasileira de Pelotização — KOBRASCO	Deloitte	2003, 2002	Vitória	ES	Brazil
Companhia Hispano-Brasileira de Pelotização — HISPANOBRAS	Deloitte	2003, 2002	Vitória	ES	Brazil
Companhia ¥talo-Brasileira de Pelotização — ITABRASCO	Deloitte	2003, 2002	Vitória	ES	Brazil
Mineração Rio do Norte S.A.	Deloitte	2003, 2002	RJ	RJ	Brazil
Navegação Vale do Rio Doce S.A. — DOCENAVE	Deloitte	2003, 2002	RJ	RJ	Brazil
Rio Doce Manganês S.A.	Deloitte	2003, 2002	Salvador	BA	Brazil
Urucum Mineração S.A.	Deloitte	2003	Salvador	BA	Brazil
Valesul Alumínio S.A.	KPMG	2002	RJ	RJ	Brazil
Valesul Alumínio S.A.	Deloitte	2003	RJ	RJ	Brazil

(1)	Consolidated as from January, 1, 2004

Deloitte Touche Tohmatsu Auditores Idependentes
     RJ — Rio de Janeiro
     ES — Espírito Santo
     BA — Bahia

KPMG Auditores Independentes
Trevisan Auditores Independentes

* * *

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Pedro Carlos de Mello
Chairman

Arlindo Magno de Oliveira	Marcelo Amaral Moraes

Cláudio Bernardo Guimarães de Moraes	Oswaldo Mário Pêgo de Amorim Azevedo

Erik Persson	Joaquim Vieira Ferreira Levy

Francisco Valadares Póvoa

Jaques Wagner

Executive Officers

Katsuto Momii

Roger Agnelli
Mário da Silveira Teixeira Júnior	Chief Executive Officer

Oscar Augusto de Camargo Filho	José Carlos Martins
Executive Officer for Equity Holdings and
Renato da Cruz Gomes	Business Development

Ricardo Carvalho Giambroni	Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Advisory Committees of the Board of Directors	Carla Grasso
Executive Officer for Human Resources and
Audit Committee	Corporate Services
Antonio José de Figueiredo Ferreira
Heitor Ribeiro Filho	José Lancaster
Inácio Clemente da Silva	Executive Officer for Non-Ferrous Minerals
Paulo Roberto Ferreira de Medeiros
Fábio de Oliveira Barbosa
Executive Development Committee	Chief Financial Officer and Investor Relation
Arlindo Magno de Oliveira
Francisco Valadares Póvoa	Gabriel Stoliar
João Moisés de Oliveira	Executive Officer for Planning
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho	Guilherme Rodolfo Laager
Executive Officer for Logistics
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick
Otto de Souza Marques Junior
Finance Committee	Chief Officer of Control Department
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias	Marcus Vinícius Dias Severini
Wanderlei Viçoso Fagundes	Chief Accountant
Wanderley Rezende de Souza	CRC-RJ 093892/O-3

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

Report of Independent Registered
Public Accounting Firm

To the Board of Directors
and Stockholders of Vale Overseas Limited

In our opinion, the accompanying balance sheets and the related statements of income and changes in retained earnings and of cash flows, present fairly, in all material respects, the financial position of Vale Overseas Limited (the “Company”) at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers Auditores Independentes	Rio de Janeiro, Brazil March 21, 2005

VALE OVERSEAS LIMITED

Balance Sheets as of December 31
Expressed in thousands of United States dollars

	2004	2003
Assets

Current assets
Cash and cash equivalents	2	—
Advances to related parties
Itabira Rio Doce Ltd. — ITACO	824	678
Loans to related parties
Itabira Rio Doce Ltd. — ITACO	31,790	18,700
Deferred costs related to long term debt	2,498	1,585

	35,114	20,963

Other assets
Loans to related parties
Itabira Rio Doce Ltd. — ITACO	913,004	600,000
Deferred costs related to long term debt	13,692	7,390

	926,696	607,390

TOTAL	961,810	628,353

Liabilities and stockholders’ equity

Current liabilities
Advances from related parties
Rio Doce International Finance Ltd	832	680
CVRD Overseas	2	2
Interest on long-term debt	31,790	18,700
Deferred income related to loans to related parties	2,498	1,585

	35,122	20,967

Long-term liabilities
Long-term debt	913,004	600,000
Deferred income related to loans to related parties	13,692	7,390

	926,696	607,390

Stockholders’ equity

Paid-in capital	1	1
Additional paid-in capital	21,942	—
Retained earnings (accumulated losses)	(21,885)	61
Other cumulative comprehensive income
Cumulative translation adjustments	(66)	(66)

	(8)	(4)

TOTAL	961,810	628,353

See notes to financial statements.

VALE OVERSEAS LIMITED

Statement of Income and Changes in
Retained Earnings (Accumulated Losses)
For the year ended December 31
Expressed in thousands of United States dollars
(except number of shares and for share amounts)

	2004	2003	2002
Interest income	90,398	37,674	21,811
Interest expense	(90,399)	(37,675)	(21,813)
Loss on extinguishment of loan	(21,942)	—
Foreign exchange and monetary gains, net	—	1	6
General and administrative	(3)	—	(2)

Net income (loss) for the year	(21,946)	—	2

Retained earnings (accumulated losses):
Beginning of year	61	61	59
Net income (loss) for the year	(21,946)	—	2

End of year	(21,885)	61	61

See notes to financial statements.

VALE OVERSEAS LIMITED

Statement of Cash Flows
For the year ended December 31
Expressed in thousands of United States dollars

	2004	2003	2002
Cash flows from operating activities:
Net income (loss) for the year	(21,946)	—	2
Adjustments to reconcile net income for the year with cash provided by (used in) operating activities:
Loss on extinguishment of debt	21,942	—
Foreign exchange losses	—	(1)	(3)

Decrease (increase) in assets:
Advances to related parties	(146)	—	(678)

Increase (decrease) in liabilities:
Advances from related parties	152	—	682

Net cash provided by operating activities	2	(1)	3

Effect of exchange rate changes on cash and cash equivalents	—	—	(3)
Decrease in cash and cash equivalents	2	(1)	—
Cash and cash equivalents, beginning of year	—	1	1

Cash and cash equivalents, end of year	2	—	1

Interest paid	100,632	25,875	—

Non-cash transactions:
Long-term debt issued and passed through to related parties on the same date during 2004, in the amount of US$ 492,785 (US$ 295,179 in 2003).
Long-term debt repurchased and loss on extinguishment of debt via funds received on the same date from related parties in 2004, in the amounts of US$ 186,996 and US$ 21,942, respectively.

See notes to financial statements.

VALE OVERSEAS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1	The Company and its operations

Vale Overseas Limited (the “Company” or “we”), located in the Cayman Islands, was constituted in April, 2001 as a special-purpose wholly owned subsidiary of Companhia Vale do Rio Doce (CVRD) and operates principally as a finance company.

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

We adopt the functional currency of our parent company (Brazilian reais) as our functional currency, as we consider our operations as an extension of the parent company’s operations. Accordingly, we remeasured the U.S. dollar denominated assets, liabilities, income and expenses into reais at the transaction date exchange rates or using average period exchange rates.

Subsequently, we have translated all assets and liabilities from reais into U.S. dollars at the current exchange rate at each balance sheet date (R$ 2.6544 and R$ 2.8892 to US$ 1.00 at December 31, 2004 and 2003, respectively), and all accounts in the statement of income at the average rates prevailing during the year. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in the stockholders’ equity.

(b)	Income and expenses

Income and expenses are recognized on the accrual basis.

(c)	Income tax

The Company’s operations are exempt from taxes in the Cayman Islands.

(d)	Deferred cost related to long-term debt

Costs related to the issuance of long-term debt are capitalized and amortized to expense on a straight-line basis over the period of the respective Notes.

(e)	Statement of cash flows

Short-term investments that have a ready market and maturity to the Company, when purchased, of 90 days or less are considered cash equivalents.

3	Cash and cash equivalents

Cash and cash equivalents were all denominated in U.S. dollars and comprised short-term bank deposits.

4	Long-term debt

Long-term debt consists of:

(a)	US$ 113,004 (US$ 300,000 in 2003) — 8.625% enhanced guaranteed notes due March 8, 2007, unconditionally guaranteed by CVRD.

(b)	US$ 300,000 (US$ 300,000 in 2003) — 9% enhanced guaranteed notes due August 8, 2013, unconditionally guaranteed by CVRD.

(c)	US$ 500,000 — 8.25% enhanced guaranteed notes in January 2004 due January 17, 2034, unconditionally guaranteed by CVRD.

We and CVRD registered the long-term debt under the U.S. Securities Act of 1933 to be declared effective for an offer to exchange the notes for a new issue of registered notes and for resale.

The loan contracts obtained imposes certain limitations on the Company with respect to the incurrence of liens, indebtedness and mergers.

In March 2002, the Company issued and passed through to Itabira International Company — ITACO (Itaco), a subsidiary of CVRD, on the same date, US$ 300,000 8.625% enhanced guaranteed notes due March 8, 2007, which are unconditionally guaranteed by CVRD.

In December 2004, the Company commenced a cash tender offer for any and all of the US$ 300,000 aggregate principal amount outstanding 8.625% Enhanced Guaranteed Notes due 2007. As a result, the Company repurchased a total of US$186,996 of enhanced guaranteed notes at the price of US$ 1,117.34 per US$ 1,000.00 principal amount plus accrued and unpaid interest from the last interest payment date up to, but excluding, the settlement date, which was December 17, 2004. The repurchase of these notes generated an extinguishment of debt expense of US$ 21,942 in 2004.

Simultaneously, an equal amount of the loan receivable from Itaco, which had the same principal and terms, was repaid by Itaco at the same amount, and the resulting gain of US$ 21,942 generated by this transaction under common control was eliminated through the creation of a capital contribution in the same amount.

In 2004, the Company issued a US$ 500 million bond maturing in 2034 raising US$ 492,785, net of direct issuance costs. The bonds carry a coupon of 8.25% a year with semiannual payment and a yield to maturity of 8.35%, at a spread of 336 basis points over 30-year US Treasuries. The bonds mature in January 2034. The bonds are unsecured and non-subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD. The guarantee will be “pari passu” to all obligations of CVRD of a similar nature.

5	Other related party transactions

At December 31, 2004 the long term loan receivable of US$913,004 (US$600,000 in 2003) from Itaco has the same terms and maturities as the long-term debts obtained in the same amount.

6	Stockholders’ equity

The issued and authorized capital held exclusively by the immediate parent company CVRD is US$1, composed of 1,000 shares of US$1.00 each.

Additional paid-in capital is resulted from the elimination of the gain on extinguishment of a loan receivable from Itaco during 2004.

*     *     *

BOARD OF DIRECTORS

Fábio de Oliveira Barbosa Director	Bernardeth Vieira de Souza Director

Leonardo Moretzsohn de Andrade Director

Marcus Vinicius Dias Severini Chief Accountant CRC-RJ 093.982/O-3

INDEX TO AUDIT REPORTS FROM INDEPENDENT ACCOUNTANTS LISTED IN NOTE 23 TO THE
CONSOLIDATED FINANCIAL STATEMENTS OF COMPANHIA VALE DO RIO DOCE

Report of Trevisan Auditores Independentes dated January 21, 2004 with respect to the financial statements of Albras for the year ended December 31, 2003.	B-2

Report of Deloitte Touche Tohmatsu dated January 17, 2003 with respect to the financial statements of Albras for the three years ended December 31, 2002.	B-3

Report of Trevisan Auditores Independentes dated January 21, 2004 with respect to the financial statements of Alunorte for the year ended December 31, 2003.	B-4

Report of Deloitte Touche Tohmatsu dated January 17, 2003 with respect to the financial statements of Alunorte for the three years ended December 31, 2002.	B-5

2000 Report of KPMG LLP dated January 17, 2003 with respect to the financial statements of CSI for the three years ended December 31, 2002.	B-6

Report of Deloitte Touche Tohmatsu dated January 21, 2004 with respect to the financial statements of Docenave for the three years ended December 31, 2003.	B-7

Report of Deloitte Touche Tohmatsu dated January 15, 2004 with respect to the financial statements of Hispanobras for the two years ended December 31, 2003.	B-8

Report of Deloitte Touche Tohmatsu dated January 15, 2004 with respect to the financial statements of Itabrasco for the two years ended December 31, 2003.	B-9

Report of Deloitte Touche Tohmatsu dated January 16, 2004 with respect to the financial statements of Kobrasco for the three years ended December 31, 2003.	B-10

Report of Deloitte Touche Tohmatsu dated January 14, 2004 with respect to the financial statements of MRN for the two years ended December 31, 2003.	B-11

Report of Deloitte Touche Tohmatsu dated January 16, 2004 with respect to the financial statements of Nibrasco for the three years ended December 31, 2003.	B-12

Report of Deloitte Touche Tohmatsu dated January 12, 2004 with respect to the financial statements of Valesul for the year ended December 31, 2003.	B-13

Report of KPMG Auditores Independentes dated January 7, 2003 with respect to the financial statements of Valesul for the three years ended December 31, 2002.	B-14

Report of Deloitte Touche Tohmatsu dated January 26, 2004 with respect to the financial statements of Urucum for the three years ended December 31, 2003.	B-15

Report of Deloitte Touche Tohmatsu dated January 26, 2004 with respect to the financial statements of RDM for the three years ended December 31, 2003.	B-16

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the directors and stockholders
ALBRAS – Aluminio Brasileiro S.A.
Barcarena – PA

1.	We have audited the accompanying balance sheet of ALBRAS – Aluminio Brasileiro S.A. as of December 31, 2003, and the related statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the year then ended (all expressed in the United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ALBRAS – Aluminio Brasileiro S.A. as of December 31, 2002 and for the two years ended December 31, 2002 and 2001, were audited by other auditors whose report dated January 17, 2003, expressed an unqualified opinion on those statements.

2.	We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3.	In our opinion the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ALBRAS – Aluminio Brasileiro S.A. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rio de Janeiro, Brazil, January 21, 2004
/s/ Trevisan Auditores Independentes

INDEPENDENT AUDITORS’ REPORT

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

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 17, 2003

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

INDEPENDENT AUDITORS’ REPORT

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

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 17, 2003

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

/s/ KPMG LLP

Orange County, California
January 17, 2003

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
Navegaçâo Vale do Rio Doce S.A. – DOCENAVE
Rio de Janeiro – RJ

We have audited the accompanying consolidated balance sheets of Navegaçâo Vale do Rio Doce S.A. – DOCENAVE and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity and comprehensive loss for the three-year period ended December 31, 2003 (all expressed in United States dollars). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying financial statements referred to above presented fairly, in all material respects, the financial position of Navegaçâo Vale do Rio Doce S.A. – DOCENAVE and subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 21, 2004

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Companhia Hispano-Brasileira de Pelotizaçâo – HISPANOBRAS
Vitória – Brazil

1.	We have audited the accompanying balance sheets of Companhia Hispano-Brasileira de Pelotizaçâo – HISPANOBRAS (a Brazilian Corporation and an investee of Companhia Vale do Rio Doce – CVRD) as of December 31, 2003 and 2002, and the related statements of income and other comprehensive losses, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Companhia Hispano-Brasileira de Pelotizaçâo – HISPANOBRAS as of December 31, 2001, were audited by other auditors whose reports thereon, dated January 24, 2002 expressed an unqualified opinion on those statements.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of Companhia Hispano-Brasileira de Pelotizaçâo – HISPANOBRAS as of December 31, 2003 and 2002, and the results of its operations, changes in its stockholders’ equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 15, 2004

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Companhia Italo-Brasileira de Pelotizaçâo – ITABRASCO
Vitória – Brazil

1.	We have audited the accompanying balance sheets of Companhia Italo-Brasileira de Pelotizaçâo – ITABRASCO (a Brazilian Corporation and an investee of Companhia Vale do Rio Doce – CVRD) as of December 31, 2003 and 2002, and the related statements of income and other comprehensive losses, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Companhia Italo-Brasileira de Pelotizaçâo – ITABRASCO as of December 31, 2001, were audited by other auditors whose report dated January 24, 2002 expressed an unqualified opinion on those statements.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred in paragraph (1) present fairly, in all material respects, the financial position of Companhia Italo-Brasileira de Pelotizaçâo –ITABRASCO as of December 31, 2003 and 2002, and the results of its operations, changes in its stockholders’ equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 15, 2004

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Companhia Coreano-Brasileira de Pelotizaçâo – KOBRASCO
Vitória – Brazil

1.	We have audited the accompanying consolidated balance sheets of Companhia Coreano Brasileira de Pelotizaçâo – KOBRASCO as of December 31, 2003 and 2002, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. At audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our report dated January 18, 2002, we expressed an opinion that the 2001 financial statements did not present fairly the financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America, because the Company did not record an allowance for losses in the amount of US$24,758 thousand as of December 31, 2001, in respect of recoverable value added tax (ICMS) credits related to the purchase of raw materials and other supplies since such realization was uncertain. As described in note 16 to the consolidated financial statements, the Company has recorded the allowance and has restated its 2001 financial statements to conform with accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the restated 2001 financial statements, as expressed herein, is different from that expressed in our previous report.

4.	In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Coreano Brasileira de Pelotizaçâo – KOBRASCO as of December 31, 2003 and 2002, and the consolidated results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 16, 2004

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of
Mineraçâo Rio do Norte S.A.

1.	We have audited the accompanying balance sheets of Mineraçâo Rio do Norte SA. (a Brazilian corporation), as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of Mineraçâo Rio do Norte SA. as of December 31, 2003 and 2002, and the results of its operations, changes in its stockholders’ equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 14, 2004

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Companhia Nipo-Brasileira de Pelotizaçâo – NIBRASCO
Vitória – Brazil

1.	We have audited the accompanying balance sheets of Companhia Nipo-Brasileira de Pelotizaçâo – NIBRASCO as of December 31, 2003 and 2002, and the related statements of income and other comprehensive income; changes in shareholders equity and cash flows for each of the years in the three-year period ended December 31, 2003 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Companhia Nipo-Brasileira de Pelotizaçâo – NIBRASCO as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 16, 2004

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

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 12, 2004

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

January 7, 2003

/s/ KPMG Auditores Independentes

Rio de Janeiro, Brazil

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Administrative Council and Management of
URUCUM MINERAÇÂO S.A.
Corumbá – MS

1.	We have audited the accompanying balance sheets of URUCUM MINERAÇÂO S.A. as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders’ equity and comprehensive income (loss), aid cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of URUCUM MINERAÇÂO S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

4.	As discussed in Note 3 to the financial statements, effective January 1, 2003, URUCUM MINERAÇÂO S.A. adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

/s/ Deloitte Touche Tohmatsu

Salvador, Brazil, January 26, 2004

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Administrative Council and Management of
RIO DOCE MANGANÊS S.A. and Subsidiaries
Simões Filho – BA

1.	We have audited the accompanying consolidated balance sheets of RIO DOCE MANGANÊS S.A. (formerly SIBRA – ELETROSIDERÚRGICA BRASILEIRA S.A.) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2003. These financial statement are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used mid significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RIO DOCE MANGANÊS S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

4.	As discussed in note 1 to the financial statement, the controlling shareholder concluded the restructuring process of its manganese activities, which is intended to maximize management integration and simplify the corporate structure of the Company and its subsidiaries. In connection with this corporate restructuring, the shareholders decided at an Extraordinary Shareholders’ Meeting held on October 23 and 27, 2003, to transfer certain assets (including all of the ferro-alloy, manganese ore and reforestation operations) and liabilities from the subsidiary companies, Companhia Paulista de Ferro-Ligas, Sociedade Mineira de Mineraçâo S.A., Minérios Metalúrgicos do Nordeste S.A., Mineraçâo Urandi S.A. and Sibra Florestal S.A, in the net amount of US$88,883, to RIO DOCE MANGANÊS S.A., through a capital reduction which will occur on January 31, 2004. Conclusion of this process will affect the Company and its subsidiaries economically in the upcoming year.

5.	As mentioned in note 25 to the financial statements, a subsidiary company, Companhia Paulista de Ferro-Ligas, sold its investments in Fertilizantes Fosfatos S.A. – Fósfertil to Bunge Alimentos, generating a gain of US$40,073, net of taxes.

6.	As discussed in note 4 to the consolidated financial statements, effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”.

/s/ Deloitte Touche Tohmatsu

Salvador, Brazil, January 26, 2004