Form 20-F
period 2005-12-31
Companhia Vale do Rio Doce; VALE OVERSEAS LTD
filed 2006-05-25
CIK 917851, 1169446

As filed with the Securities and Exchange Commission on May 25, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
Commission file number: 001-15030

COMPANHIA VALE DO RIO DOCE	VALE OVERSEAS LIMITED
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil	Cayman Islands
(Jurisdiction of incorporation or organization)
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered
Preferred class A shares of CVRD, no par value per share	New York Stock Exchange*
American Depositary Shares (as evidenced by American depositary receipts) each representing one preferred class A share of CVRD	New York Stock Exchange
Common shares of CVRD, no par value per share	New York Stock Exchange*
American Depositary Shares (as evidenced by American depositary receipts) each representing one common share of CVRD	New York Stock Exchange
8.25% Guaranteed Notes due 2034, issued by Vale Overseas	New York Stock Exchange
6.25% Guaranteed Notes due 2016, issued by Vale Overseas	New York Stock Exchange

*	Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of CVRD as of December 31, 2005 was:
735,803,919 common shares, no par value per share
415,716,278 preferred class A shares, no par value per share
3 golden shares, no par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
CVRD: Yes ☑       No ☐
Vale Overseas: Yes ☑       No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
CVRD: Yes ☐       No ☑
Vale Overseas: Yes ☐       No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
CVRD: Yes ☑       No ☐
Vale Overseas: Yes ☑       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
CVRD: Large accelerated filer ☑       Accelerated filer ☐       Non-accelerated filer ☐
Vale Overseas: Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
CVRD: Item 17 ☐       Item 18 ☑
Vale Overseas: Item 17 ☐       Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
CVRD: Yes ☐       No ☑
Vale Overseas: Yes ☐       No ☑

i

(cont’d)

Page

Product Price Risk	120
Credit Risk	121
Item 12. Description of Securities Other than Equity Securities	121

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	121
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	121
Item 15. Controls and Procedures	122
Evaluation of Disclosure Controls and Procedures	122
Changes in Internal Controls	122
Item 16A. Audit Committee Financial Expert	122
Item 16B. Code of Ethics	122
Item 16C. Principal Accountant Fees and Services	122
Principal Accountant Fees	122
Audit Committee Pre-Approval Policies and Procedures	123
Item 16D. Exemptions from the Listing Standards for Audit Committees	123
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	123

PART III

Item 17. Financial Statements	123
Item 18. Financial Statements	123
Item 19. Exhibits	124
Signatures	125
Index to Consolidated Financial Statements	F-1
EX-1.1: BYLAWS
EX-8: LIST OF SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-12.3: CERTIFICATION
EX-12.4: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION
EX-14.1: CONSENT OF PRICEWATERHOUSECOOPERS
EX-14.2: CONSENT OF TREVISAN
EX-14.3: CONSENT OF TREVISAN
EX-14.4: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.5: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.6: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.7: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.8: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.9: CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.10:CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.11:CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.12:CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-14.13: CONSENT OF AMEC

ii

GLOSSARY

Alumina	Aluminum oxide. It is the main component of bauxite, and extracted from bauxite ore in a chemical refining process. It is the principal raw material in the electro-chemical process from which aluminum is produced.

ANEEL	Agência Nacional de Energia Elétrica, the Brazilian electrical energy regulatory agency.

Anthracite	The hardest coal type which contains a high percentage of fixed carbon and a low percentage of volatile matter. Anthracite is the highest rank coal and it contains approximately 90% fixed carbon, more than any other form of coal. Anthracite has a semi-metallic luster and is capable of burning with little smoke. Mainly used for metallurgical purposes.

ANTT	Agência Nacional de Transportes Terrestres, the Brazilian regulatory agency for the transportation sector.

Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.

Beneficiation	A variety of processes whereby extracted ore from mining is reduced to particles that can be separated into mineral and waste, the former suitable for further processing or direct use.

BNDES	Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian National Development Bank.

Coal	Coal is a black or brownish-black solid combustible substance formed by the decomposition of vegetable matter without access to air. The rank of coal, which includes anthracite, bituminous coal (both are called hard coal), subbituminous coal, and lignite, is based on fixed carbon, volatile matter, and heating value.

Coke	Coal that has been processed in a coke oven, for use as a reduction agent in blast furnaces and in foundries for the purposes of transforming iron ore into pig iron.

Coking coal	A bituminous hard coal with a quality that allows the production of coke. Normally used in coke ovens for metallurgical purposes.

Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.

Copper	A reddish brown metallic element. Copper is remarkably conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.

Copper concentrate	Material produced by concentration of copper minerals contained in the copper ore. It is the raw material used by the smelters to produce copper metal.

DR	Direct Reduction. Process that removes oxygen from iron ore by using natural gas. The resulting product has an iron content of 90% to 92%.

DRI	Direct Reduced Iron. Iron ore (lump or pellets) converted by the Direct Reduction process, used mainly as a scrap substitute in electric arc furnace steel making.

DWT	Deadweight ton. The measurement unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel’s total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Fe unit	A measure of the iron content in the iron ore that is equivalent to 1% iron content in one ton of iron ore.

Ferroalloys	Ferroalloys are alloys of iron that contain one or more other chemical elements. These alloys are used to add these other elements into molten metal, usually in steel making. The principal ferroalloys are those of chromium, manganese, and silicon.

FOB	Free on Board. It indicates that the purchaser pays for shipping, insurance and all the other costs associated with transportation of the goods to their destination.

Gold	A precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.

Grade	The proportion of metal or mineral present in ore or any other host material.

HBI	Hot Briquetted Iron. Direct reduced iron that has been processed into briquettes. Because DRI (direct reduced iron) may spontaneously combust during transportation, HBI is preferred when the metallic material must be stored or moved.

Kaolin	A fine white aluminum silicate clay used as a coating agent, filler, extender and absorbent in the paper, ceramics and pharmaceutical industries.

Lump ore	Iron ore or manganese ore with the coarsest particle size in the range of 6.35 mm to 50 mm diameter, but varying slightly between different mines and ores.

Manganese	A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganate. Manganese is essential to the production of virtually all steels and is important in the production of cast iron.

Methanol	An alcohol fuel largely used in the production of chemical and plastic compounds.

Mineral deposit(s) or mineralized material(s)	Refers to a mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.

Nickel	A silvery white metal that takes on a high polish. It is hard, malleable, ductible, somewhat ferromagnetic, and a fair conductor of heat and electricity. It belongs to the iron-cobalt group of metals and is chiefly valuable for the alloys it forms, such as stainless steel and other corrosion-resistant alloys.

Ntk	Net ton (the weight of the goods being transported excluding the weight of the wagon) kilometer.

Open pit mining	Method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden (surface material covering the valuable deposit) is relatively thin or the material of interest is structurally unsuitable for underground mining.

Oxides	Compounds of oxygen with another element. For example, magnetite is an oxide mineral formed by the chemical union of iron with oxygen.

Pellet feed fines or PFF (Ultra-fine)	Ultra-fine iron ore (less than 0.15 mm) generated by mining and grading. This material is aggregated into pellets through an agglomeration process.

Pellets	Agglomerated ultra-fine iron ore particles of a size and quality suitable for particular steel making processes. Our pellets range in size from 8 mm to 18 mm.

Pig iron	Product of smelting iron ore with coke and limestone in a blast furnace.

Potash	A potassium chloride compound, chiefly KCl, used as simple fertilizer and in the production of mixture fertilizer.

Primary aluminum	White metal that is obtained in the electro-chemical process of reduction of the aluminum oxide.

Probable reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proven reserves	Reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (2) grade and/or quality are computed from the results of detailed sampling; and (3) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reserve	Refers to that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Run-of-mine	Ore in its natural (unprocessed) state, as mined, without having been crushed.

Seaborne market	Comprises the total ore trade (exports) between countries using ocean bulk vessels.

Sinter feed (Fines)	Refers to iron ore with particles in the range of 0.15 mm to 6.35 mm diameter. Suitable for sintering.

Sintering	Refers to the agglomeration of small particles into a coherent mass by heating without melting.

Slabs	The most common type of semi-finished steel. Traditional slabs measure 10 inches thick and 30-85 inches wide (and average approximately 20 feet long), while the output of the recently developed “thin slab” casters is approximately two inches thick. Subsequent to casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.

Thermal coal	Refers to the type of hard coal that is suitable to energy generation after its steaming properties (for use in thermal power stations).

Ton	Metric ton, equaling 1,000 kilograms.

Troy ounce	One troy ounce equals 31.103 grams.

Underground mining	Mineral exploitation in which extraction operations are carried out beneath the earth’s surface.
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

     Unless otherwise specified, we use metric units. For example, “tons” refer to metric tons.
     References to “CVRD” are to Companhia Vale do Rio Doce. References to “Vale Overseas” are to Vale Overseas Limited. References to “us” or “we” are to CVRD and, unless where the context otherwise requires, its consolidated subsidiaries.
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
PRESENTATION OF INFORMATION CONCERNING RESERVES
     The estimates of the proven and probable reserves at our mines and the estimates of mine life, as of December 31, 2005, included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. Our staff of experienced geologists prepares our reserve estimates. We derived estimates of mine life described in this annual report from such reserve estimates. We periodically engage independent mining and geological consultants to review estimates of our mineral reserves. We have adjusted ore reserve estimates for extraction losses and metallurgical recoveries during extraction for manganese ore and bauxite deposits. Our reserve estimates of iron ore, kaolin, copper and potash are reported as in situ tons with adjustments for dilution and mining losses. See Item 3. Key Information—Risk Factors—Risks Relating to Our Business for a description of risks relating to reserves and reserves estimates. Except as otherwise indicated, AMEC E&C Services, Inc. (AMEC) has audited the estimates of proven and probable reserves as of December 31, 2005 presented in this annual report.
FORWARD-LOOKING STATEMENTS
     This annual report contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Those statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to:
•	our direction and future operation;

•	the implementation of our principal operating strategies, including our potential participation in privatization, acquisition or joint venture transactions or other investment opportunities;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the implementation of our operational excellence program;

•	the exploration of mineral reserves and development of mining facilities;

•	the depletion and exhaustion of mines and mineral reserves;

•	the declaration or payment of dividends;

•	industry trends, including the direction of prices and expected levels of supply and demand;

•	other factors or trends affecting our financial condition or results of operations; and

•	the factors discussed under Item 3. Key Information—Risk Factors.

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
Statement of Income Data

	For the year ended December 31,
	2001		2002		2003		2004		2005
	(in millions of US$)
Net operating revenues	US$	3,935	US$	4,123	US$	5,350	US$	8,066	US$	12,792
Cost of products and services		(2,272)		(2,263)		(3,128)		(4,081)		(6,229)
Selling, general and administrative expenses		(241)		(224)		(265)		(452)		(583)
Research and development		(43)		(50)		(82)		(153)		(277)
Employee profit sharing plan		(38)		(38)		(32)		(69)		(97)
Other expenses		(379)		(119)		(199)		(188)		(174)

Operating income		962		1,429		1,644		3,123		5,432

Non-operating income (expenses):
Financial income (expenses)		(200)		(248)		(249)		(589)		(437)
Foreign exchange and monetary losses, net		(426)		(580)		242		65		299
Gain on sale of investments		784		—		17		404		126

Subtotal		158		(828)		10		(120)		(12)

Income before income taxes, equity results and minority interests		1,120		601		1,654		3,003		5,420

Income taxes benefit (charge)		218		149		(297)		(749)		(880)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments		(53)		(87)		306		542		760
Minority interests		2		17		(105)		(223)		(459)
Change in accounting practice for asset retirement obligations		—		—		(10)		—		—

Net income	US$	1,287	US$	680	US$	1,548	US$	2,573	US$	4,841

Total cash paid to shareholders(1)	US$	1,066	US$	602	US$	675	US$	787	US$	1,300

(1)	Total cash paid to shareholders consists of cash paid during the period in respect to interest on shareholders’ equity and dividends.
Per Share Data — Earnings and Dividends

	For the year ended December 31,
	2001 (1)		2002 (1)		2003 (1)		2004 (1)		2005
	(in US$ except recorded dividends and interest on shareholders’
	equity per share in reais and share numbers)
Basic earnings per Common and Preferred Class A Share(2)	US$	1.11	US$	0.59	US$	1.34	US$	2.23	US$	4.20
Diluted Earnings per Common and Preferred Class A Share (2)	US$	1.11	US$	0.59	US$	1.34	US$	2.23	US$	4.20
Distributions on shareholders’ equity per share in US$(3)	US$	0.88	US$	0.56	US$	0.59	US$	0.68	US$	1.14
Distributions on shareholders’ equity per share in reais(3)	R$	1.88	R$	1.66	R$	1.68	R$	1.95	R$	2.68
Weighted average number of shares outstanding (in thousands):
Common shares(2)		749,592		749,592		734,804		735,804		735,804
Preferred class A shares(2)		405,126		405,126		415,714		415,716		415,716

Total		1,154,718		1,154,718		1,151,518		1,151,520		1,151,520

(1)	In August 2004, a three for one stock split was carried out. Share and per-share amounts for all periods give effect to the stock split. The share numbers set forth in this table do not give effect to the two for one stock split approved by our shareholders in April 2006.

(2)	Each common American depositary share represents one common share and each preferred American depositary share represents one preferred class A share.

(3)	Our distributions to shareholders may take the form of dividends or of interest on shareholders’ equity. From 1997 to 2003, all distributions were in the form of interest on shareholders’ equity. From 2004 to 2005, part of the distribution was made in the form of interest on shareholders’ equity and part as dividends. The amount shown represents distributions paid during the year.

Balance Sheet Data

	At December 31,
	2001		2002		2003		2004		2005
	(in millions of US$)
Current assets	US$	2,638	US$	2,589	US$	2,474	US$	3,890	US$	4,775
Property, plant and equipment, net		3,813		3,297		6,484		9,063		14,166
Investments in affiliated companies and joint ventures and other investments		1,218		732		1,034		1,159		1,672
Other assets		1,839		1,337		1,442		1,603		2,031

Total assets	US$	9,508	US$	7,955	US$	11,434	US$	15,715	US$	22,644

Current liabilities		1,921		1,508		2,253		2,455		3,325
Long-term liabilities (1)		772		774		1,201		1,867		2,410
Long-term debt (2)		2,170		2,359		2,767		3,214		3,714

Total liabilities		4,863		4,641		6,221		7,536		9,449

Minority interest		5		27		329		788		1,218

Shareholders’ equity:
Capital stock		2,211		2,446		2,869		3,209		5,868
Additional paid-in capital		498		498		498		498		498
Reserves and retained earnings		1,931		343		1,517		3,684		5,611

Total shareholders’ equity		4,640		3,287		4,884		7,391		11,977

Total liabilities and shareholders’ equity	US$	9,508	US$	7,955	US$	11,434	US$	15,715	US$	22,644

(1)	Excludes long-term debt.

(2)	Excludes current portion of long-term debt.

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
     Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling exchange rate prior to March 14, 2005.
     The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

			Average for
Year ended December 31,	Period-end		Period (1)		Low		High
2001	R$	2.320	R$	2.353	R$	1.936	R$	2.801
2002		3.533		2.998		2.271		3.955
2003		2.889		3.060		2.822		3.662
2004		2.654		2.917		2.654		3.205
2005		2.341		2.412		2.163		2.762

Month
December 2005		2.341				2.180		2.373
January 2006		2.216				2.212		2.346
February 2006		2.136				2.118		2.222
March 2006		2.172				2.107		2.224
April 2006		2.089				2.089		2.154
May 2006 (until May 23)		2.260				2.059		2.288

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period. Source: Central Bank of Brazil.
     On May 23, 2006, the selling exchange rate was R$2.260 per US$1.00.
RISK FACTORS
Risks Relating to Our Business
Due to our dependence on the global steel industry, fluctuations in the demand for steel could adversely affect our business.
     Sales prices and volumes in the seaborne iron ore market depend on the prevailing and expected level of demand for iron ore in the world steel industry. The world steel industry is cyclical. A number of factors, the most significant of these being the prevailing level of worldwide demand for steel products, influence the world steel industry. During periods of sluggish or declining regional or world economic growth, demand for steel products generally decreases, which usually leads to corresponding reductions in demand for iron ore.
     Driven primarily by strong demand from Chinese steel makers, together with a modest expansion in other markets, the global seaborne iron ore market experienced high demand and rising iron ore and pellet prices in 2005. We cannot guarantee how long that demand will remain at current high levels or the direction of future prices. Sustained declines in world contract prices or sales volumes for iron ore could have a material adverse effect on our revenues.

The mining industry is an intensely competitive industry, and we may have difficulty effectively competing with other mining companies in the future.
     Intense competition characterizes the worldwide iron ore industry. We compete with a number of large mining companies. Some of these competitors possess substantial iron ore mineral deposits at locations closer to our principal Asian and European customers. Competition from iron ore producers may result in our losing market share and revenues. Our aluminum, manganese ore, copper concentrate and other activities are also subject to intense competition and are subject to similar risks.
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
     The world economy is the primary driver of demand in the global seaborne market for iron ore and pellets. In recent years, China has been the main driver of our sales increases. In 2005, 20.0% of our iron ore and pellet gross revenues were attributable to customers in China, and customers in China accounted for 15.0% of our total gross revenues. During the same period, 14.2% of our gross revenues were attributable to customers from Asian countries other than China and 28.4% were attributable to sales to European customers. A weakened global economy or a weakened economy in specific markets where we sell our products, such as China, could reduce demand, leading to lower revenues and profitability.
Aluminum and copper are actively traded on world commodity exchanges and their prices are subject to significant fluctuations.
     Aluminum and copper are sold in an active world market and traded on commodity exchanges, such as the London Metal Exchange and the New York Mercantile Exchange (NYMEX). Prices for these metals are subject to wide fluctuations and are affected by many factors, including actual and expected global economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers, investments by commodity funds and others, and actions of participants in the commodity markets. Prices for these metals are more volatile than iron ore and pellet prices because they respond more quickly to actual and expected changes in market conditions.
A reduction of global demand for Brazilian steel and/or agriculture products could reduce the demand for our logistics services.
     The Brazilian agriculture and steel industries are currently the primary drivers of demand for our logistics services to customers. In 2005, approximately 78.6 % of our logistics revenues were attributable to these markets. A reduction in world demand for Brazilian steel and/or agriculture products could reduce demand for our logistics services and harm the profitability of our logistics business.
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

Reserve engineering is a subjective process of estimating underground deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates. Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors. For example, fluctuations in the market prices of ores and metals, reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of reserves.
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
     Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. Substantial time and expenditures are required to:
•	establish ore reserves through drilling;

•	determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•	obtain environmental and other licenses;

•	construct mining, processing facilities and infra-structure required for greenfield properties; and

•	obtain the ore or extract the metals from the ore.
     If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.
We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.
     We are investing heavily to further increase our production capacity, logistics capabilities and to expand the scope of minerals we produce. Our expansion and mining projects are subject to a number of risks that may make them less successful than anticipated, including:

•	we may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our projects;

•	we may fail to obtain or experience delays or higher than expected costs in obtaining the required environmental permits to build our projects;

•	changes in market conditions may make our projects less profitable than expected at the time we initiated work on the project; and

•	adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.
     If we are unable to successfully manage these risks, our growth prospects and profitability may suffer.
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
     Our operations rely in part on oil and gas, which represented 10.1% of our cost of goods sold in 2005. Fuel costs are a major component of our total costs in our logistics and pellets businesses, and indirectly affect numerous other areas of our business, including our mining and aluminum-related businesses. An increase in oil and gas prices adversely affects margins in our logistics, mining, pellets and aluminum-related businesses.
We are involved in ongoing antitrust proceedings that could result in divestitures, fines or other restrictions that could harm our business.
     We are currently involved in seven proceedings before the Conselho Administrativo de Defesa Econômica, or CADE, which is the primary Brazilian antitrust regulator. Five of these proceedings involve post-transaction review of acquisition or joint venture transactions, which is required for nearly all of our acquisitions and joint ventures. The remaining two proceedings are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our logistics business. We intend to defend these claims vigorously, but cannot predict their outcome. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and/or to pay fines.
     CADE recently rendered its decision in connection with its post-transaction review of our acquisitions of Socoimex, Samitri, Ferteco, Belém and CAEMI, and the agreement to unwind the cross-shareholdings between us and Companhia Siderúrgica Nacional, or CSN. On August 10, 2005, CADE issued a decision approving these acquisitions, subject to certain conditions. Under the conditions set forth in CADE’s decision, we must either (i) fully waive our preemptive rights relating to the Casa de Pedra iron ore mine and restructure our equity stake in MRS Logística or (ii) sell all our assets that were previously owned by Ferteco Mineração S.A., a company we acquired in 2001 and consolidated in August 2003. For more information, see Item 8. Financial Information—Legal Proceedings. If we are required to implement the steps called for in CADE’s decision, our iron ore and logistics operations may be adversely affected.
Our principal shareholder could have significant influence over our company.
     On April 30, 2006, Valepar owned 53.3% of our outstanding common stock and 32.3% of our total outstanding capital. For a description of the ownership of our shares, see Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Principal Shareholder. As a result of its share ownership, Valepar can control the outcome of any action requiring shareholder approval, except for the appointment of certain directors and certain members of our fiscal council. Further, the Brazilian government owned three golden shares of CVRD that give it limited veto powers over certain actions that we could otherwise take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of these golden shares, see Item 10. Additional Information—Common Shares and Preferred Shares—General.
Many of our operations depend on joint ventures; our business could be adversely affected if our joint venture partners do not observe their commitments.
     We currently operate important parts of our pelletizing, electric energy, aluminum, bauxite, coal and steel businesses through joint ventures with other companies. Our forecasts and plans for these joint ventures assume that our joint venture partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial talent. If any of our joint venture partners fails to observe its commitments, the affected joint venture may not be able to operate in accordance with its business plans or we may have to increase the level of our investment to give effect to these plans. For more information on our joint ventures, see Item 4. Information on the Company—Lines of Business.
Our market risk management strategy may not be effective.
     We are exposed to traditional market risks such as fluctuations in interest rates, exchange rates and commodity prices. In order to protect ourselves against market volatility, our Board of Directors has approved a risk management policy. See Item 11. Quantitative and Qualitative Disclosures About Market Risk. Our strategy may not be successful in minimizing our exposure to these fluctuations, and we may fail to identify correlations between the various market risks to which we are subject. In addition, to the extent we partially hedge our commodity price exposure, we may limit the upside benefits that we would otherwise experience if commodities prices were to increase.
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
     We operate in regions where tropical diseases are prevalent, and we are developing a potential coal mining operation in Mozambique, where AIDS, malaria and other contagious diseases endemic to that area are a major public health issue. If we are unable to adequately protect our employees from these diseases or are unable to ensure the health and safety of our employees, our business may be adversely affected.
We may face a shortage in our supply of mining equipment due to increased consumption by mining companies that exceeds suppliers’ capacity.
     Although manufacturers of mining and drilling equipment have increased their capacity in the last two years, the capacity increases were not sufficient to compensate for the significant increase in demand for mining equipment. The increase in delivery lead times is expected to continue, which may lead to higher costs and delays in our production.
     In particular, since early 2004, the global mining industry has experienced shortages of off-the-road (“OTR”) tires. There are only five radial tire factories worldwide and each is working at maximum capacity. Although the three major suppliers have announced more than US$300 million in investments to increase capacity over the next three years, these capacity increases are not expected to meaningfully reduce the risk of shortages before late 2007. In response to these shortages, mining industry participants are exploring alternatives, such as bias ply tires, which have lower performance ratings than radial tires. If we are unable to secure sufficient OTR tires or alternative tires to maintain our operations, we may suffer temporary reductions in our production capacity.
Actions by protestors, including from indigenous communities that live near our mining sites, may hamper our mining and logistic operations.
     Protestors, including from indigenous communities living in areas where we operate, may take actions to disrupt our operations in an effort to influence us to continue or increase the level of support we provide to such communities. Additionally, protestors from such communities may take actions to hamper the operations of certain of our railroads, in an effort to influence other institutions, such as local governments, to respond to their social claims. Future efforts by protestors to disrupt our operations could have an adverse impact on our results of operations.
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
     Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2.567% in 1993 (as measured by the Índice Geral de Preços do Mercado published by Fundação Getúlio Vargas, or IGP-M Index). More recently, Brazil’s rates of inflation were 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005 and 0.27% in the four months ended April 30, 2006 (as measured by the IGP-M Index). Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy, and have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence declines, the price of our securities may fall. Inflationary pressures may also curtail our ability to access global financial markets and may lead to further government intervention in the economy, which could involve the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.
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
     The real appreciated by 11.8% against the U.S. dollar in 2005, and appreciated by 10.7% during the first four months of 2006. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.
     Depreciation of the Brazilian real against the U.S. dollar reduces the U.S. dollar value of the dividends paid to holders of our American Depositary Shares. We attempt to mitigate this risk by setting our dividends in U.S. dollars. However, shareholders are still exposed to currency volatility risk for a period of at least two weeks, as the U.S. dollar value of dividends is converted into reais at least two weeks prior to its distribution due to operational requirements to process the dividend payment. Exchange rate volatility may have an impact on the price of our shares and bonds and can have a significant impact on our net income. Depreciation of the real relative to the U.S. dollar may require us to record substantial foreign exchange and monetary losses on our U.S. dollar-denominated debt, whereas appreciation of the real against the U.S. dollar generally leads to the opposite effect. These foreign exchange and monetary gains or losses can be substantial, which can make our earnings from one period to the next more volatile. Exchange rate variations also have a substantial impact on our revenues and costs, because most of our revenues are in U.S. dollars and most of our costs are in reais. As a result, appreciation of the real against the U.S. dollar generally results in lower revenues and higher costs, which can hurt our operating profitability. Exchange rate variations also influence the Brazilian economy and inflation rates, which may lead the Brazilian government to adopt policies that may have an adverse impact on our business. For additional information about historical exchange rates, see Item 3. Key Information—Exchange Rates.
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
     We are a significant consumer of Brazil’s electricity production, and accounted for 4.4% of total consumption in Brazil in 2005. Electricity costs are a significant component of the cost of producing aluminum and ferroalloys and represented 7.3% of our total cost of goods sold in 2005.
     Brazil faced a shortage of electric energy during the second half of 2001, which led to an energy-rationing program that required a decrease in electric energy consumption by at least 20%. As a result of this program, we experienced a temporary reduction in our aluminum and ferroalloy production, both of which use significant amounts of electricity. Although the electric energy shortages ended in late 2001, and energy-use restrictions were lifted in March 2002, we cannot assure you that Brazil will not experience future electric energy shortages. Future shortages and government policies to respond to or prevent shortages may have an adverse impact on the cost or supply of electricity for our aluminum and ferroalloy operations.
     The Brazilian power generation business depends on concessions granted by the government and is regulated and supervised by ANEEL. A new law for the electricity sector was approved by the Brazilian Congress in March 2004 and established public auctions in order to trade excess electric energy available in the market. Lower prices established in these auctions could discourage investments in additional generation capacity, which would increase the risk of energy shortages in the future. Changes in the laws, regulations or governmental policies regarding the power sector or concession requirements could lower the returns we are expecting from our investments in power generation. For more information on the regulations governing our energy production, see Item 4. Information on the Company—Regulatory Matters.
Our mining and logistics activities depend on authorizations of regulatory agencies, and changes in regulations could have an adverse effect on our business.
     Our mining and logistics activities in Brazil depend on authorizations and concessions by regulatory agencies of the Brazilian government. Our exploration, mining, mineral processing and logistics activities are also subject to Brazilian laws and regulations, which can change at any time. If these laws and regulations change in the future, modifications to our technologies and operations could be required, and we could be required to make unexpected capital expenditures. For a more detailed discussion about the authorizations and concessions by regulatory agencies of the Brazilian government upon which our mining and logistics activities depend, see Item 4. Information on the Company—Regulatory Matters.
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
     We are also subject to Brazilian environmental legislation that requires companies undertaking projects with significant environmental impact to pay an “environmental compensation” fee in the amount of at least 0.5% of the total investment in the venture. There are numerous uncertainties about how this law will be applied in practice. If the level of the fees actually charged were increased above 0.5%, it would significantly increase our costs and, depending on the magnitude of the fees involved, could have a material adverse effect on our liquidity and return on investments. Uncertainties regarding calculation and payment of these fees may strain our relations with the Brazilian environmental authorities or lead to delays in obtaining necessary environmental permits.
     Brazilian laws restricting development in the Amazon region for legal reserve purposes may place limits on our ability to expand certain of our operations and to fully exploit our mineral rights in those regions. See Item 4. Information on the Company—Regulatory Matters—Environmental Matters.
     Several Brazilian states in which we operate are currently considering implementing water usage fees under the National Hydrological Resources Policy. This may require us to pay usage fees in the future for water rights that we currently use for free, which could considerably increase our costs in areas where water resources are scarce.
     In addition, we are currently a defendant in an action brought by the municipality of Itabira, in the state of Minas Gerais, Brazil, which alleges that our iron ore mining operations have caused environmental and social damages in Itabira. If we do not prevail in this lawsuit, we could incur a substantial expense. For more information on environmental laws and the legal challenges we face, see Item 4. Information on the Company—Regulatory Matters—Environmental Matters and Item 8. Financial Information—Legal Proceedings.
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
     Holders of American depositary receipts that are residents of the United States may not be able to exercise preemptive rights, or exercise other types of rights, with respect to the underlying shares. Your ability to exercise preemptive rights is not assured unless a registration statement is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to the underlying shares or to undertake steps that may be needed to make exemptions from registration available, and we cannot assure you that we will file any registration statement or take such steps. If a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, as depositary for our American Depositary Shares, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the underlying shares, see Item 10. Additional Information—Common Shares and Preferred Shares—Preemptive Rights.
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
Item 4. Information on the Company
BUSINESS OVERVIEW
General
     We are the world’s largest producer and exporter of iron ore and pellets, the largest metals and mining company in the Americas and one of the largest private sector companies in Latin America by market capitalization. We hold exploration claims that cover 8.7 million hectares (21.5 million acres) in Brazil, and 19.8 million hectares (48.9 million acres) in Angola, Argentina, Australia, Chile, Gabon, Guinea, Mongolia, Mozambique, Peru and South Africa. We operate large logistics systems, including railroads and ports that are integrated with our mining operations. Directly and through affiliates and joint ventures, we have major investments in the aluminum-related, energy and steel businesses. We are investing in copper, nickel and coal exploration, and our first copper mine began operations in June 2004.
     Our main lines of business are:
•	Ferrous minerals (75% of 2005 consolidated gross operating revenues). We operate two fully integrated world-class systems in Brazil for producing and distributing iron ore (the Northern System and the Southern System), consisting of mines, railroads and port and terminal facilities, and a third system consisting of MBR’s mines and port facilities. At December 31, 2005, we had a total of 7,981 million tons of proven and probable iron ore reserves in our three systems in Brazil, with an average grade of 52.1% iron in our Southern System, 66.8% in our Northern System and 59.8% in MBR’s iron ore mines. We also operate ten pellet-producing facilities, six of which are joint ventures with partners, and have a 50% stake in a joint venture that owns and operates two pelletizing plants. We are one of the world’s largest producers of manganese ore and ferroalloys.

•	Non-ferrous minerals (5.4% of 2005 consolidated gross operating revenues). We are the world’s third largest producer of kaolin and Brazil’s sole producer of potash. Our Sossego copper mine in Carajás, in the state of Pará, Brazil, began production of copper concentrate in June 2004 and is Brazil’s largest producer of copper.

•	Aluminum-related operations (10.5% of 2005 consolidated gross operating revenues). Through subsidiaries and joint ventures, we conduct major operations in the production of aluminum-related products. They include:
o	Bauxite mining, which we conduct through our 40.0% interest in Mineração Rio do Norte S.A., or MRN, which holds substantial bauxite reserves with a low strip ratio and high recovery rate. MRN, one of the largest bauxite producers in the world, has a nominal production capacity of 16.3 million tons per year and produced 17.2 million tons of bauxite in 2005. We are developing a wholly owned bauxite mine in the Paragominas region, in the state of Pará, that is expected to begin commercial production in the first half of 2007.

o	Alumina refining, which we conduct via our 57.0% interest in our alumina refining subsidiary, Alunorte-Alumina do Norte do Brasil S.A., or Alunorte, which currently has a nominal production capacity of 4.4 million tons of alumina per year, including the latest expansion, through the construction of stages 4 and 5, which added 1.8 million tons to the plant’s annual capacity. We are currently developing another two stages, scheduled to start up by 2008, which are expected to bring the plant’s annual capacity to 6.3 million tons. We are also negotiating the terms of a potential joint venture with Aluminum Corporation of

China Limited (Chalco) to construct a new alumina refinery in the state of Pará.

o	Aluminum metal smelting, which we conduct through our subsidiary, Albras - Alumínio Brasileiro S.A., or Albras, which produces aluminum ingots and in which we have a 51.0% interest, and our joint venture, Valesul Alumínio S.A., or Valesul, which produces aluminum ingots, billets and alloys and in which we have a 54.5% interest. These companies currently have a combined production capacity of approximately 540,000 tons of aluminum per year.
•	Logistics (9.1% of 2005 consolidated gross operating revenues). We are a leading provider of logistics services in Brazil, with railroad, coastal shipping and port handling operations. Each of the iron ore complexes of our Northern and Southern Systems incorporates an integrated railroad network linked to automated port and terminal facilities, and is designed to provide our mining products, general cargo and passenger rail transportation, bulk terminal storage and ship loading services to us and third parties. In 2005, our railroads transported approximately 66% of the total freight tonnage transported by Brazilian railroads, or 146.5 billion ntk of cargo, of which 119.6 billion ntk were our iron ore and pellets.

•	Other investments. In addition to our core mining activities, we currently have investments in three steel companies, and our Board of Directors recently approved a joint venture, Ceará Steel, with Dongkuk, a Korean steelmaker, and Danieli, an Italian equipment provider. This slab plant will be located in the state of Ceará, Brazil and CVRD will invest US$25 million. Our Board of Directors has also approved an investment stake in Companhia Siderúrgica do Atlântico, a joint venture with ThyssenKrupp Stahl AG, to build a slab plant in the state of Rio de Janeiro, Brazil. We will invest a total of US$200 million in Companhia Siderúrgica do Atlântico. We are in the process of conducting feasibility studies to determine whether to implement joint ventures with Baosteel Shanghai Group Corporation (Baosteel), Arcelor Group (Arcelor) and Posco to construct and operate steel slab plants in São Luís, in the state of Maranhão. We also hold stakes in eight hydroelectric power generation projects with a total projected capacity of 2,509 MW (of which our share is 991.4 MW), six of which are already under operation, and the remainder of which are scheduled to start operations within the next four years.
     Through our mineral prospecting and development activities in Brazil, we have acquired extensive experience in exploration techniques and processes, and maintain an active mineral exploration program in Brazil and overseas. In 2005, our mineral exploration efforts were focused on copper, gold, nickel, manganese ore, iron ore, kaolin, bauxite, potash, phosphate, coal, diamond and platinum group metals.
CVRD and Vale Overseas
CVRD
     CVRD’s legal and commercial name is Companhia Vale do Rio Doce. CVRD is a stock corporation, or sociedade por ações, duly organized on January 11, 1943, and existing under the laws of the Federative Republic of Brazil.
     CVRD was privatized in three stages between 1997 and 2002, beginning with the sale by the Brazilian government of a controlling stake in CVRD to Valepar in 1997. The last stage of the privatization took place in 2002, when the Brazilian government sold a remaining minority stake of common shares through a global equity offering. CVRD is organized for an unlimited period of time. Its head offices are located at Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil, and its telephone number is 55-21-3814-4540.
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

Business Strategy
     Our goal is to strengthen our competitiveness among the leading global mining companies by focusing on diversified growth in mining operations, principally through organic growth. We are pursuing disciplined capital management in order to maximize return on invested capital and total return to shareholders. Although we are emphasizing organic growth in our core businesses, we may pursue strategic acquisitions in order to create value for our shareholders.
     Over the past several years, we have developed a robust long-term strategic planning process. We have ambitious long-range plans in each of our principal business areas, including substantial capital expenditures for organic growth through 2012.
     The following paragraphs provide some highlights of our major strategies.
Maintaining Our Leadership Position in the Iron Ore Market
     In 2005, we continued to consolidate our leadership in the seaborne iron ore market, with an estimated 32.2% of the total 670 million tons traded in the year. We are committed to maintaining our position in the global iron ore market by strengthening relationships with clients, focusing our product line to capture industry trends, increasing our production capacity in line with demand growth and controlling costs. We believe that our strong relationships with major customers (reinforced through long-term contracts), tailored product line and high quality products will help us to achieve this goal.
     We are also taking steps to encourage several steel makers to develop slab plants in Brazil in order to create additional demand for our iron ore.
Growing Our Logistics Business
     We believe that the quality of our railway assets and our many years of experience as a railroad and port operator, together with the lack of efficient transportation for general cargo in Brazil, position us as a leader in the logistics business in Brazil. We are also expanding the capacity of our railroads through the purchase of additional locomotives and wagons to serve the increasing needs of our own businesses and of our customers.
Increasing Our Aluminum-Related Activities
     We plan to develop and increase production capacity in our aluminum-related operations, focusing on the upstream portion of the production chain, developing low-cost bauxite and alumina projects. We have large undeveloped high-quality bauxite reserves and opportunities for low-cost expansions in our alumina refinery. We are working on the development of these opportunities. We are also investing in mineral exploration to increase our bauxite reserves. We may pursue acquisitions and/or partnerships in the production of primary aluminum to guarantee demand for our alumina.
Developing Our Copper Resources
     We believe that our copper projects, which are all situated in the Carajás region, in the state of Pará, can be among the most competitive in the world in terms of investment cost per ton of ore. Our copper mines will benefit from our infrastructure facilities serving the Northern System.
Investing in Nickel and Coal
     We are pursuing various opportunities to become a large global player in the nickel and coal businesses. As an important supplier of raw materials to the steel industry, nickel and metallurgical coal will complement our portfolio of products.
Globalization of Multi-Commodity Exploration Efforts
     We are engaged in an active mineral exploration program, with efforts in several countries and regions around the globe, including Angola, Argentina, Australia, Brazil, Chile, Gabon, Guinea, Mozambique, Mongolia, Peru and South Africa. We are mainly seeking new deposits of copper, gold, manganese ore, iron ore, nickel, kaolin, bauxite, phosphate, potash, coal, diamond and platinum group metals. Mineral exploration is an important part of our organic growth strategy.
Developing Power Generation Projects
     Energy management and efficient supply have become a priority for us. Driven by structural changes in the industry and regulatory uncertainties, and by the risk of rising electricity prices and energy shortages, we have invested in seven consortia to develop eight hydroelectric power generation plants and we plan to use the electricity from these projects for our internal needs. As a large consumer of electricity, we expect that investing in power projects will help protect us against volatility in the price of energy.
Recent Acquisitions, Dispositions and Significant Changes
     The following discussion describes significant acquisitions, dispositions and other changes in our business in 2005 and 2006 to date.
Iron Ore and Pellets
     Brucutu expansion project. We plan to expand the capacity of our Brucutu mine in two phases. Phase I of the Brucutu expansion project is expected to be completed in the third quarter of 2006, which would bring the nominal production capacity to 12 million tons per year. Phase II is expected to be completed in the third quarter of 2007, bringing capacity to 24 million tons per year. We are currently conducting studies in contemplation of expanding the production capacity at Brucutu to 30 million tons per year.
     Carajás expansion. We are expanding the iron ore production capacity of Carajás to 100 million tons per year. This project is in the detailed planning phase for engineering and related equipment, works and services supply processes. We expect that our total capital expenditures for this project will be approximately US$366 million. Conclusion of this project is scheduled for 2007.
     Samarco expansion. We are increasing pellet production capacity at Samarco, our 50% joint venture with BHP Billiton. The expansion at Samarco is expected to add 7.6 million tons per year of capacity to Samarco and to involve an investment of US$1,183 million including the construction of an iron ore concentration plant, a pelletizing plant and a second pipeline. Samarco has targeted startup for the first half of 2008. Samarco will obtain its own financing for the project.
     Fábrica Nova iron ore mine. Our greenfield iron ore project at Fábrica Nova, which has a capacity of 15 million tons per year, began operations in the second quarter of 2005 and produced 7.8 million tons in 2005.
     Itabiritos project. We are building a concentration plant (with a capacity of 10 million tons per year), an ore pipeline (4 km in length) and a pelletizing plant with a capacity to produce 7 million tons of pellets per year at an estimated cost of US$759 million, and have targeted startup for 2008.
     Acquisition of Rio Verde Mineração. In January 2006, we acquired the mineral resources, land and mining equipment of Rio Verde Mineração for US$47 million. Rio Verde Mineração is located in the Iron Quadrangle region of the state of Minas Gerais, near the operations of MBR in the municipality of Nova Lima.
     Stock merger with CAEMI. In May 2006, we completed a stock merger with our controlled company CAEMI. Pursuant to the stock merger, all preferred shares of CAEMI owned by its non-controlling shareholders were exchanged for new preferred shares issued by us, and CAEMI became our wholly-owned subsidiary. The exchange ratio was one CAEMI share per 0.04115 CVRD preferred class A share.
Aluminum-Related Operations
     Paragominas project. We are developing a new wholly owned bauxite mine located in Paragominas, in the state of Pará, which is expected to begin commercial production in the first half of 2007 with an initial capacity of 5.4 million tons per year and a capital expenditure of US$352 million. By 2008, its capacity will reach 9.9 million tons per year, which will require an additional investment of US$196 million. The bauxite produced at Paragominas will be used to supply Alunorte’s expansion needs. The bauxite quality will be similar to MRN’s, and the project will use the strip mining method of extraction and have a beneficiation plant including milling and a 244-kilometer long slurry pipeline.
     Alunorte expansion. We are increasing alumina production capacity at our Alunorte refinery, and we expect to increase capacity from 4.4 to 6.2 million tons per year at an estimated investment of US$846 million. Expected startup for this project is in 2008.
     ABC refinery project. We are discussing with Chalco a potential joint investment in an alumina greenfield refinery in the state of Pará, near the existing facilities of Alunorte in Brazil (ABC refinery), expected to have an initial capacity of 1.8 million tons per year. Bauxite for the project would be supplied from our Paragominas bauxite mine. If the terms of the project are agreed, the first stage of the refinery is expected to be completed and operational within three years. We signed a framework agreement and two memoranda of understanding with Chalco, but the project remains subject to the negotiation of final documentation and receipt of approvals from the Boards of Directors of both companies.
Copper
     118. We plan to develop the 118 copper mining project, located in the state of Pará, Brazil. In 2005, pursuant to our Mineral Risk Agreement with BNDES, we entered into a specific agreement under which we will pay to BNDES a variable percentage of any net revenues produced by 118. We currently estimate that capital expenditures for the project will amount to approximately US$232 million and have targeted startup for the first half of 2008. The estimated production capacity of the project is 36,000 tons of copper cathode per year.
Nickel
     Vermelho. In July 2005, our Board of Directors approved the investment to develop the Vermelho nickel project. The Vermelho nickel project is located in the Carajás region in the state of Pará, Brazil, 70 km south of our Carajás iron ore mines and 15 km east of our Sossego copper mine. As currently planned, its estimated production capacity is 46,000 tons per year of metallic nickel, and 2,800 tons per year of metallic cobalt. We estimate that our total capital expenditures to develop the project will amount to approximately US$1.2 billion, and currently expect the project to begin operations on or about the fourth quarter of 2008.
     Onça Puma. In a series of transactions in late 2005 and early 2006, we acquired all the shares of Canico Resources Corp. for US$806 million. Canico owns the Onça Puma nickel laterite project, an iron-nickel deposit located in the Brazilian state of Pará. According to a feasibility study, the plant will have a nominal capacity to produce 57,000 tons of nickel per year and we currently estimate that its development will require investments of US$1.1 billion. Production is scheduled to begin in 2008. We are developing the engineering project and studies to assess synergies between Onça Puma and the Vermelho nickel project.
Potash
     In September 2005, we completed our capacity expansion project at the Taquari-Vassouras potash mine, increasing its capacity from 600,000 tons per year to 850,000 tons per year. We expect a significant increase in production in 2006.
Phosphates
     In March 2005, CVRD won an international bidding process to explore the Bayóvar phosphate deposit located in the Piura region in Peru. CVRD will have the right to evaluate and develop a multipurpose maritime terminal in the Piura region to ship phosphate and leverage other projects in northern Peru. The feasibility study is expected to be completed in the second quarter of 2007.
Coal and Coke
     We are pursuing several efforts to become a large global player in the coal business.

•	Mozambique coal mine feasibility study. In November 2004, CVRD won an international auction to explore coal deposits in the Moatize region, in the north of Mozambique for US$122.8 million. We own 95% of the winning consortium; American Metals & Coal International (AMCI), an American coal producer, owns the remaining 5%. Moatize is believed to have coal reserves that might allow the extraction of coking and thermal coal. The project’s conceptual study has been concluded and the feasibility study is expected to be completed in the second half of 2006. If the project proceeds, the total investment will include mine development costs, the construction of a maritime terminal for ship loading, related investments and social projects.

•	Shandong coke and coal projects. In July 2004, we agreed to acquire a 25% stake in a joint venture with the Yankuang Group (Yankuang), one of the largest coal producers in China, and with Itochu Corporation, a Japanese trading company. Our equity investment commitment was approximately US$26 million. The purpose of the joint venture is to operate a plant in Jining City, Shandong province, China, that would produce two million tons of coke and 200,000 tons of methanol per year. In December 2004, the Chinese government approved the incorporation of the joint venture, which is named Shandong Yankuang International Coking Company Limited. After the incorporation, we made an initial capital contribution of US$10.6 million. Currently, we own a 25% interest, Yankuang holds a 70% equity interest and Itochu holds the remaining 5%. As currently planned, the plant would begin operations in 2006 and we have the right to off take approximately 25% of the plant’s production, which will be exported primarily to Brazil. We are also exploring with Yankuang the possibility of participating in a joint venture to develop a new coal mine in the city of Zhaolou, Shandong province, China. The Zhaolou mine has an expected production capacity of approximately 3.0 million tons of coal per year, and if the project proceeds, the mine is expected to start operations in 2007.

•	Belvedere. In July 2005, we signed an agreement with the Australian mining companies Aquila Resources Limited and AMCI Holdings for an exploration study of the Belvedere Coal Underground Project, or Belvedere. Belvedere is an estimated 2.7 billion ton hard coking coal resource located in the state of Queensland, Australia. At the conclusion of the pre-feasibility study, we have the option to acquire a 51% interest in Belvedere at a price of US$90 million. We have further options to increase our stake in the project to 100% by acquiring our partners’ interests at a fair market value determined at the time of our exercising each option.
Steel and Metallics
     Steel slab projects. We are taking steps to encourage several steel makers to develop slab plants in Brazil in order to create value and additional demand for our iron ore.
•	Ceará Steel. In November 2005, we agreed to acquire a minority stake in Ceará Steel, an export-oriented steel slab project in the state of Ceará, Brazil, with a nominal capacity of 1.5 million tons of slabs per year. The main shareholders are Dongkuk Steel, a Korean steel maker, and Danieli, an Italian equipment supplier, and we will invest US$25 million. The total cost of the project will be US$750 million and we will be the exclusive supplier of pellets for Ceará Steel. The plant is expected to start production in 2009 and we have put options to divest our stake in the future.

•	ThyssenKrupp — Companhia Siderúrgica do Atlântico (CSA). In December 2004, we signed a memorandum of understanding with ThyssenKrupp Stahl A.G., one of the largest European steel makers, for the construction of a 4.4 million ton integrated slab plant in state of Rio de Janeiro, Brazil. The project has been formally approved by both ThyssenKrupp Stahl A.G. and CVRD, and is now being implemented. Commissioning of the plant is foreseen for 2009, and our Board of Directors has approved an investment of US$200 million in CSA. We intend to have a put option to divest our stake in the future.

•	Baosteel. In February 2004, we agreed with Baosteel, China’s largest steel maker, to study the feasibility of a joint venture to build and operate an integrated steel plant to produce 4 million tons of slabs per year in São Luís, in the state of Maranhão. The basic engineering and formal feasibility study for the project have been concluded, but issues related to environmental licensing have delayed the final decision regarding this project. Arcelor has also participated in the feasibility study, but no agreement has been reached regarding its potential participation in the project.

•	Posco. In September 2004, we signed a memorandum of understanding with Posco, the largest Korean steel maker, to carry out a pre-feasibility study for the construction of an integrated slab plant in São Luís, in the state of Maranhão. The pre-feasibility has been concluded and submitted to Posco. The project is pending approval by Posco to proceed.
Electricity
     Aimorés hydroelectric power plant. In July 2005, the Aimorés hydroelectric power plant began operations with the start up of its first turbine. The plant reached full operation in December 2005 with the start of the third turbine.
     Start up of Capim Branco I. The Capim Branco I project obtained its operational license during December 2005, which allowed for the filling of the reservoir. This milestone allowed the project to begin commercial operations in February 2006.
     Power Purchases. Under new electricity sector regulations, we conducted a successful power purchase bid in a governmental auction in August 2005 for the supply of electricity to several of our units. We have also negotiated a new long-term supply agreement for the pelletization units of the Tubarão Complex, in the state of Espírito Santo, for the next 10 years. Both deals should generate savings for us of approximately US$80 million.
Dispositions and Asset Sales
     In line with our strategy, we have continued to pare down our holdings of non-strategic assets. We summarize below our key dispositions and asset sales since the beginning of 2005.
     QCM. In July 2005, our subsidiary CAEMI sold its shareholdings in Quebec Cartier Mining Company, or QCM, an iron ore and pellets producer with operations in Quebec, Canada, for US$126 million, to Dofasco Inc. This transaction completed our compliance with the undertakings required by the antitrust authorities of the European Union in connection with the acquisition of CAEMI.
     Foz do Chapecó and Santa Isabel hydroelectric power projects. In February 2006, we sold to Furnas Centrais Elétricas for approximately R$10 million our 40% stake in the consortium to build and operate the Foz do Chapecó hydroelectric power plant. The closing of this transaction is subject to certain conditions precedent, including ANEEL’s approval of the transfer of control and the revision of the timetable for the project. We are also continuing our efforts to return the concessions for the Santa Isabel hydroelectric power project to ANEEL due to difficulties related to environmental issues.
     Nova Era Silicon. In February 2006, we sold to our partner JFE Steel Corporation our 49% stake in Nova Era Silicon, a ferrosilicon producer with operations in the state of Minas Gerais, Brazil, for US$14 million.
LINES OF BUSINESS
     Our principal lines of business consist of mining and logistics. We also invest in energy to supply part of our consumption. For internal management purposes, we group our aluminum-related operations together with our other significant equity participations in other companies.

     The following map shows the location of our current operations in Brazil.

Roraima
Amapá
Amazonas
Pará
Maranhão
Ceará
Rio Grande do Norte
Paraíba
Pernambuco
Alagoas
Sergipe
Acre
Rondônia
Piauí
Tocantins
Bahia
Mato Grosso
Goiás
Minas Gerais
Espírito Santo
Mato Grosso do Sul
São Paulo
Rio de Janeiro
Paraná
Santa Catarina
Rio Grande do Sul
BRAZIL
São Luís
Fortaleza
Suape
Maceió
Salvador
Vitória
Rio de Janeiro
Santos
São Francisco do Sul
Rio Grande
BRAZIL MAP KEY
CVRD Head office
1 Northern System
RDM
2 MRN
3 PPSA
4 Albras
Alunorte
5 Ponta da Madeira Maritime Terminal
São Luís Pelletizing Plant
6 Inácio Barbosa Maritime Terminal
7 RDM
8 Igarapava Hydroelectric Plant
9 Usiminas
10 Southern System / MBR
Fábrica Pelletizing Plant
11 Funil Hydroelectric Plant
12 Porto Estrela Hydroelectric Plant
13 Candonga Hydroelectric Plant
14 Aimorés Hydroelectric Plant
15 Tubarão Port Complex
TVV
Hispanobras
Nibrasco
Itabrasco
Kobrasco
CVRD Pelletizing Plants
16 Samarco
17 CPBS
Guaíba Island Maritime Terminal
Valesul
18 Urucum
19 Cerrado Dry Port
Capim Branco I Hydroelectric Plant
20 CADAM
Carajás Railroad – EFC
Vitória a Minas Railroad – EFVM
Centro-Atlântica Railroad – FCA
Norte-Sul Railroad FNS
FERROBAN – FCA holds passage rights
FERROBAN – FCA operation
Coastal shipping services
Iron ore mining
Bauxite mining
Manganese mining
Copper mining
Kaolin mining
Potash mining
Pelletizing plant
Alumina refinery
Aluminum smelter
Steel mills
Ferroalloys
Shipping
Port facilities
Hydroelectric plants

Mining
Ferrous Minerals
     Our ferrous minerals business segment includes iron ore mining, pellet production, manganese ore mining and ferroalloy production.
     The table below sets forth our ferrous minerals gross revenues by category for the periods indicated.

	For the Year ended December 31,
	2003 (1)		2004		2005
	(in millions of US$)
Gross revenues classified by category

Iron ore	US$	2,662	US$	3,995	US$	7,396
Pellets		838		1,148		2,083
Manganese ore and ferroalloys		349		701		571

Total	US$	3,849		5,844	US$	10,050

(1)	The operations of MBR are reflected in the above table as of September 2003, the date on which we acquired and began consolidating its operations.
Iron Ore
     We conduct our iron ore business primarily at the parent company level and through our subsidiaries Urucum Mineração S.A., or Urucum, and MBR.
Reserves
     The table below sets forth information regarding our proven and probable iron ore reserves and projected exhaustion dates as of December 31, 2005. The projected exhaustion dates are estimated based on our estimates of future production levels.

						Proven and Probable
	Began	Projected/Actual	Production For the Year Ended			Reserves at
Mine(1)	Operations	Exhaustion Date	December 31,			December 31, 2005
						Ore
			2003	2004	2005	Tonnage(2)	Grade
						(in millions	(% Fe)
			(in millions of tons)			of tons)
Southern System
Itabira mines:
Cauê(3)	1942	2005	22.3	22.0	23.5	—	—
Conceição(4)	1957	2023	20.8	21.6	22.2	395.6	54.4
Minas do Meio(5)	1976	2023	—	—	—	635.7	54.8

Centrais mines
Água Limpa / Cururu(6)	2000	2013	4.0	4.1	3.9	63.8	45.0
Gongo Soco (7)	2000	2013	3.2	5.4	5.7	96.2	64.0
Brucutu(8)	1994	2027	1.6	6.0	7.2	736.6	51.8
Baú(9)	2006	2029	—	—	—	37.1	55.6
Maquiné(10)	2009	2029	—	—	—	278.7	58.3
Córrego do Meio (11)	2000	2005	1.2	1.9	0.9	—	—
Andrade (19)	2005	2027	—	—	1.5	129.2	59.0

Mariana mines
Alegria(12)	2000	2029	9.9	12.2	12.3	281.8	50.4
Fábrica Nova(12)	2005	2023	—	—	7.8	946.3	46.8
Fazendão(13)	1976	2032	0.3	0.6	0.8	351.3	50.0
Timbopeba(14)	1984	2008	5.8	6.2	4.6	81.7	55.0
Capanema/Ouro Fino(15)	1982	2003	6.4	—	—	—	—

Oeste mines
Córrego do Feijão(16)	2003	2014	7.2	7.7	8.1	51.3	66.5
Segredo/João Pereira(17)	2003	2025	9.9	11.1	11.5	501.5	50.7

Total Southern System			92.6	98.8	109.9	4,586.8	52.1

Urucum	1993	2024	0.8	0.7	1.1	64.3	61.1

Northern System (18)
Serra Norte
N4W	1994	2020	13.2	19.4	21.9	601.2	66.4
N4E	1984	2017	21.4	21.9	27.2	438.8	66.7
N5-W	1998	2023	6.1	5.0	8.4	325.4	66.3
N5E	1998	2017	17.9	21.7	12.7	55.7	67.3
N5E-N	2003	2016	0.3	1.4	2.4	28.2	65.9
N5S	2006	2024	—	—	—	607.0	67.5

Serra Leste	2007	2037	—	—	—	60.8	66.2

Total Northern System			58.9	69.4	72.5	2,117.1	66.8

MBR System
Pico Complex:
Pico / Sapecado/ Galinheiro(20)	1942	2030	12.6	13.1	14.1	662.0	54.6

Vargem Grande Complex
Tamanduá(21)	1993	2016	10.2	10.5	9.1	99.3	66.5
Capitão do Mato(21)	1997	2016	10.2	10.8	9.6	147.5	66.2
Abóboras(21)	2004	2024	—	0.2	2.5	32.2	66.0
Paraopeba Complex
Jangada(21)	2001	2017	3.0	3.6	4.0	92.8	66.0
Capão Xavier(21)	2004	2021	—	4.2	11.1	179.8	65.6

Total MBR System			35.9	42.4	50.4	1,213.6	59.8

Total CVRD			188.3	211.3	233.9	7,981.8	57.2

(1)	Open pit mines. CVRD’s equity interest in mines is 100% unless otherwise noted.

(2)	Reserves are in wet, run-of-mine (ROM) metric ore tons unless otherwise noted.

(3)	Reserves were not reported for 2005 due to the mine’s depleted state. The Cauê plant beneficiates iron ore from Minas do Meio mines.

(4)	Average product recovery after beneficiation is 76.2%. The Conceição plant beneficiates iron ore from Conceição mine and Minas do Meio mines.

(5)	Average product recovery after beneficiation is 73.2%. The run-of-mine is sent to Cauê Concentration Plant and Conceição Concentration Plant. The production is declared in Cauê and Conceição.

(6)	Average product recovery after beneficiation is 73.8%.

(7)	Average product recovery after beneficiation is 84%.

(8)	Average product recovery after beneficiation is 100% (direct shipping).

(9)	Average product recovery after beneficiation is 100% (direct shipping).

(10)	Average product recovery after beneficiation is 84%.

(11)	Reserves were not reported for 2005 due to the mine’s depleted state.

(12)	Average product recovery after beneficiation is 71.5%.

(13)	Average product recovery after beneficiation is 100% (direct shipping).

(14)	Average product recovery after beneficiation is 77.8%.

(15)	CVRD’s ownership interest is 51%. Reserves were not reported for 2005 due to the mine’s depleted state.

(16)	Average product recovery after beneficiation is 79%.

(17)	Average product recovery after beneficiation is 70%. The run-of-mine is sent to Fábrica Concentration Plant.

(18)	Average product recovery after beneficiation is 92%.

(19)	Average product recovery after beneficiation is 100% (direct shipping). In 2004, we entered into an agreement to lease the Andrade iron ore mine, but we only started to run this mine in January 2005.

(20)	Average product recovery after beneficiation for Pico and Sapecado is 82%. Average product recovery after beneficiation for Galinheiro is 81%.

(21)	Average product recovery after beneficiation is 81%.
     Integrated Systems
     Our iron ore mining and related operations are concentrated in three systems in Brazil, the Southern System, the Northern System and the MBR System. The Southern System is located in the states of Minas Gerais, Espírito Santo and Rio de Janeiro, and the Northern System is located in the states of Pará and Maranhão. Each of our Northern and Southern Systems includes iron ore reserves and other mineral deposits, mines, ore processing facilities and integrated railroad and terminal transportation facilities. Our railroads connect the Northern System mines to the Ponta da Madeira Maritime Terminal Complex and the Southern System mines to the Tubarão Maritime Terminal Complex. A small part of the iron ore produced in our Southern System is transported via MRS Logística, a railway company in which we have, directly and indirectly, 37.2% of the voting capital and 40.5% of the total capital, to our wholly owned CPBS maritime terminal (Sepetiba terminal). The operation of these separate systems, each with its own transportation capability, enhances the reliability of service to our customers. We also operate the MBR System which similarly contracts freight services from MRS Logística to transport all of its products from its mines in the Iron Quadrangle region in the state of Minas Gerais, to the Guaiba Island maritime terminal in the state of Rio de Janeiro.

     Southern System
     The Southern System is an integrated system consisting of iron ore mines, the Vitória a Minas railroad, and the Tubarão Maritime Terminal (located in Vitória, in the state of Espírito Santo). The iron ore mines of the Southern System are divided into four mining areas (Itabira, Centrais Mines, Mariana and Oeste Mines) and located in a region called the Iron Quadrangle in the state of Minas Gerais, in the southeast of Brazil. The Southern System is accessible by road or by spur tracks of the Vitória a Minas railroad. Transportation of the iron ore produced in the Southern System is discussed below in Item 4. Information on the Company—Line of Business—Logistics.
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
     In 2005, we produced 53% of the electric energy consumed in the Southern System at our Igarapava, Porto Estrela, Funil, Candonga and Aimorés hydroelectric power plants.

     Northern System
     The Northern System is an integrated system, including open pit mines and an ore processing complex in the Carajás region, in the state of Pará, the Carajás railroad and the Ponta da Madeira Maritime Terminal, in the state of Maranhão. The mines are located in the north of Brazil (in the Amazon river basin) on public lands for which we hold mining concessions. The Northern System’s reserves are among the largest iron ore deposits in the world. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the northern range, which is divided into five main mining bodies (N4E, N4W, N5W, N5E and N5EN). Industrial scale mining operations began in 1985.
     Because of the high iron content (66.8% on average) in the Northern System, we do not have to operate a concentration plant at Carajás. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. This allows us to produce marketable iron ore in the Northern System at a lower cost than in the Southern System. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore. After the beneficiation process, our Carajás railroad transports Northern System iron ore to the Ponta da Madeira Maritime Terminal.
     Our complex in Carajás is accessible by road, air and rail. It obtains electrical power at market rates from regional utilities. To support our Carajás operations we have housing and other facilities in a nearby township.

     MBR System
     We operate some of our iron ore activities through our subsidiary MBR. MBR operates mines in the Iron Quadrangle in the state of Minas Gerais and ships through its own maritime terminal on Guaiba Island in Sepetiba Bay, in the state of Rio de Janeiro. MRS Logística plays a major role in MBR’s operations, transporting all of MBR’s iron ore destined for the Guaíba Island maritime terminal.
     MBR presently operates three major mining complexes:
•	the Pico complex, which includes Pico, Sapecado and Galinheiro mines, with a major and three secondary plants;

•	the Vargem Grande complex, comprising Tamanduá, Capitão do Mato and Abóbodas mines, with one major beneficiation plant; and

•	the Paraopeba complex, consisting of Jangada (with a beneficiation plant) and Capão Xavier (Mutuca plant) mines.
     All MBR mines are served by MRS Logística. Lump ore, sinter feed fines and pellet feed fines, in addition to hematitinha, a product used essentially by domestic pig-iron producers, are produced mostly via wet beneficiation processes from run-of-mine of the open pit mining operations.
     Casa de Pedra Iron Ore Mine
     In March 2001, as part of the negotiation to unwind the cross-shareholdings with CSN, CSN granted us the following rights of first refusal relating to CSN’s Casa de Pedra iron ore mine, each of which lasts for a period of 30 years:
•	the right to purchase at market prices any iron ore produced by the mine beyond CSN’s internal requirements,

•	the right to purchase or lease the mine should CSN decide to sell or lease it, and

•	the right to become a joint venture partner should CSN decide to form a pelletizing joint venture with a third party with iron ore produced by the mine.
     On August 10, 2005, CADE issued a decision approving certain of our acquisitions, which imposed certain conditions on us, including a full waiver of our preemptive rights relating to the Casa de Pedra iron ore mine. See Item 3. Key Information – Risk Factors – We are involved in ongoing antitrust proceedings that could result in divestitures, fines or other restrictions that could harm our business.
Pellets
     The table below sets forth information regarding pellet production by our plants and our joint venture partners as of April 30, 2006.

		Our Direct or			Total Pellet Production (1)
		Indirect Share of			for the Year Ended			Nominal
	System	Capital		Partners	December 31,			Capacity
		Voting	Total		2003	2004	2005
		%			(in millions of tons)
CVRD	Tubarão, Fábrica and São Luis	n.a.	n.a.	—	13.0	16.3	16.4	16.7
GIIC	Bahrain	50.0	50.0	GIC	3.7	3.7	4.0	4.0
Hispanobras	Tubarão	51.0	50.9	Arcelor	3.6	4.0	4.2	3.8
Itabrasco	Tubarão	51.0	50.9	Ilva	3.3	3.5	3.9	3.3
Kobrasco	Tubarão	50.0	50.0	Posco	4.4	4.5	4.9	4.3
Nibrasco	Tubarão	51.1	51.0	Nippon Steel	7.7	8.3	9.0	8.4
				Sumitomo
				JFE Steel
				Kobe Steel
				Nisshin Steel
				SOJITZ Corp.
Samarco	Ponta do Ubú	50.0	50.0	BHP Billiton	13.3	13.8	13.7	14.0

Total					49.0	54.1	56.1	54.5

(1)	Total production by joint venture entity.
     In March 2006, we temporarily suspended operations of our São Luís pelletizing plant. Whereas we continue to see a persistent global excess demand for iron ore fines and lumps, with expansion in demand mainly driven by China, the seaborne demand for pellets, which is more concentrated in North America and Europe, has declined. We expect to resume operations at our São Luis pelletizing plant as soon as the current level of excess inventories is eliminated.
     We sell pellet feed to our pelletizing joint ventures at market-based prices. Historically, we have supplied all of the iron ore requirements of our wholly owned pelletizing plants and our joint ventures, except for Samarco and GIIC, to which we supply a portion of their needs. Besides blast furnace pellets, some of the pellets we and our pelletizing joint ventures produce are direct reduction pellets, which are used in steel mills that use the direct reduction process rather than blast furnace technology.
     We are the operator of the pelletizing joint ventures located in the Tubarão Port area. In 2005, we received US$66 million in fees for operating these joint ventures.

     The table below sets forth information regarding our iron ore sales to our pelletizing joint ventures for the periods indicated.

	For the Year Ended
	December 31,
	2003	2004	2005
	(in millions of tons)
GIIC	2.7	3.5	4.0
Hispanobras	3.8	4.2	4.5
Itabrasco	3.5	3.7	4.1
Kobrasco	4.7	4.8	5.2
Nibrasco	7.1	7.1	7.9
Samarco	2.0	2.0	2.0

Total	23.9	25.3	27.7

Customers, Sales and Marketing (Iron Ore and Pellets)
     We use all of our iron ore and pellets (including our share of joint venture pellet production) to supply the steel making industry. Prevailing and expected levels of demand for steel products affect demand for our iron ore and pellets. Demand for steel products is influenced by many factors, such as expected rates of economic growth.
     Most of our iron ore and pellets are shipped to Asia and Europe, with customers in China, Japan, South Korea, France and Germany accounting for approximately 48.7% of our total iron ore and pellets shipments in 2005. In 2005, China accounted for 21.2% of our iron ore and pellets sales, Brazil accounted for 22.6% and Europe 28.7%. Our 10 largest customers collectively purchased 125 million tons of iron ore and pellets from us, representing 49.2% of our 2005 iron ore and pellet shipments and 49% of our total iron ore and pellets revenues. With the exception of Arcelor, which accounted for 13.3% of our sales of iron ore and pellets in 2005, no individual customer accounted for more than 10% of our sales of iron ore and pellets for any of the three years ended December 31, 2005.
     We strongly emphasize customer service in order to improve our competitiveness. We work with our customers to understand their principal objectives and to provide them with iron ore solutions to meet specific customer needs. To provide tailored solutions, we take advantage of our large number of iron ore mines and pellet plants to produce multiple iron ore products with different grades of iron, silica and alumina, and varying physical properties. We believe that our ability to provide our customers with a total iron ore solution and the quality of our products are very important advantages helping us to improve our competitiveness in relation to competitors who may be more conveniently located geographically. In addition to offering technical assistance to our customers, CVRD operates sales support offices in Tokyo, Japan; Saint Prex, Switzerland; New York, U.S. and Shanghai, China. These offices allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries. Our central sales office in Rio de Janeiro coordinates the activities of these offices. MBR’s sales support offices are located in The Hague, The Netherlands and Shanghai, China.
Distribution (Iron Ore and Pellets)
     Our ownership and operation of transportation systems designed for the efficient transportation of iron ore products complement our iron ore mining business in the Northern and Southern Systems. We operate an integrated railroad and terminal network in each of our Northern and Southern Systems. These networks transport our iron ore products from interior mining locations to maritime terminals and Brazilian customers. For a more detailed description of the networks see –Logistics below.
     We do not own or operate an integrated transportation system for our MBR System. Instead we enter into freight contracts with MRS to transport our iron ore products at market rates from MBR’s mines to its maritime terminal on Guaiba Island.

Competition (Iron Ore and Pellets)
     In general, the international iron ore market is highly competitive. Several large producers operate in this market. The principal factors affecting competition are price, quality, range of products offered, reliability, operating costs and transportation costs. In 2005, the Asian market (primarily China, Japan and South Korea) and the European market were the primary markets for our iron ore.
     Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton PLC and Rio Tinto Ltd. Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia’s geographical proximity, we believe we are able to remain competitive in the Asian market for two principal reasons. First, steel producers generally seek to obtain the types (or blends) of iron ore that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, the alumina content of our iron ore is very low compared to Australian ore. Our ore also has high iron grade, which improves productivity in blast furnaces, which is important during periods of high demand. Second, steel mills often develop sales relationships based on a reliable supply of a specific mix of iron ore. We have a customer-oriented marketing policy and place specialized personnel in direct contact with our clients to determine the blend that best suits each particular client. We sell most of our products FOB from our ports, which means that the invoice price includes delivery at our expense to our ports and no further. In general, in the Northern and Southern Systems, our ownership of the process of transporting iron ore to our ports makes it easier for us to ensure that our products get to our ports on schedule and at competitive costs.
     We are competitive in the European market for the reasons we described above, as well as the proximity of the Ponta da Madeira and Tubarão port facilities to European customers. Our principal competitors in Europe are:
•	Kumba Resources (South Africa);

•	Luossavaara Kiirunavaara AB — LKAB (Sweden);

•	Sociétè Nationale Industrielle et Minière — SNIM (Mauritania);

•	Rio Tinto PLC (UK), Rio Tinto Ltd (Australia) and their subsidiaries and affiliates; and

•	BHP Billiton (Australia) and its subsidiaries and affiliates.
     The Brazilian iron ore market is competitive with a wide range of smaller producers and integrated steel producers such as CSN and Mannesmann. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in Brazilian sales. Prices to Brazilian customers are based on global reference prices discounted by the transportation costs to their facilities. Therefore, prices to these clients are lower than to customers located outside Brazil.
Manganese Ore and Ferroalloys
     We conduct our manganese ore and ferroalloy businesses through four subsidiaries, Rio Doce Manganèse Europe (RDME), Rio Doce Manganese Norway AS (RDMN), Rio Doce Manganês S.A. (RDM) and Urucum Mineração S.A. (Urucum). In 2005, we were one of the largest producers in the global seaborne market, with total shipments of approximately 907 thousand tons of manganese ore and 529 thousand tons of ferroalloys. We had US$571 million in gross revenues in 2005 from manganese ore and ferroalloy sales.
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
     The table below sets forth information regarding our manganese ore mines and manganese ore production for the periods indicated. We own 100% of all mines.

		Projected	Production
	Began	Exhaustion	For the Year Ended
	Operations	Date	December 31,			Proven and Probable Reserves
			In million of tons
							Ore
			2003	2004	2005	Type	Tonnage (1)	Grade(2)
Azul(3)	1985	2017	1.5	2.0	2.2	Open Pit	45.7	35.7
Urucum(4)	1976	2020	0.4	0.4	0.4	Underground	8.2	45.3
Morro da Mina(5)	1902	2030	0.1	0.2	0.3	Open Pit	9.6	23.0
Bahia mines (6).	1972	n.a.	0.2	0.1	0.1	Open Pit	n.a.	n.a.

Total			2.2	2.7	3.0		63.5	35.0

(1)	Reserves reported as run-of-mine wet tons, in millions of tons.

(2)	Reported as run-of-mine Mn% grade.

(3)	Average product recovery after beneficiation is 78% of ROM tons.

(4)	Average product recovery after beneficiation is 75% of ROM tons.

(5)	Morro da Mina mine is located in the state of Minas Gerais. Average product recovery after beneficiation is 88% of ROM tons.

(6)	There are no proven and probable manganese reserves at the mines located in the state of Bahia.
     We currently operate eight plants that produce ferroalloys and special alloys – Santa Rita, Barbacena, Ouro Preto, São João del Rey (all located in the state of Minas Gerais), Simões Filho (in the state of Bahia), Corumbá (in the state of Mato Grosso do Sul), RDME (in Dunkerque, France) and RDMN (in Mo I Rana, Norway). The production of ferroalloys consumes significant amounts of electricity corresponding to 11.8% of our total consumption in 2005. For information on the risks associated with potential energy shortages, see Item 3. Key Information—Risk Factors. The table below sets forth information regarding our production in 2005:

	Production	Production in
	Capacity	2005
	(In thousands of	(In thousands
	tons per year)	of tons)
Rio Doce Manganèse Europe (RDME)	136	118
Rio Doce Manganese Norway (RDMN)	110	77
Rio Doce Manganês S.A. (RDM)	368	347
Urucum Mineração S.A.	20	22
Nova Era Silicon S.A. (NES) (1)	45	38

Total	651	602

(1)	Sold in February 2006.
     Given the global excess supply that resulted in inventory accumulation and falling ferroalloy prices, we decided to shut down our ferroalloy plant in Norway between August and November 2005. We also decided to operate our ferroalloy plant in France below its nominal capacity. As ferroalloy inventories were consumed and prices stabilized, we resumed full capacity operation at our Norwegian and French plants in December 2005. On the other hand, given the weakness in Brazilian demand for ferroalloys, we have decided to shut down temporarily three furnaces of our Simões Filho plant, in the state of Bahia, Brazil, since January 2006.
Competition (Manganese Ore and Ferroalloys)
     The markets for manganese ore and ferroalloys are highly competitive. Competition in the manganese ore market takes place in two segments. High-grade (40% Mn or more) manganese ore competes on a global seaborne basis, while low grade ore competes on a regional basis. For some ferroalloys high-grade ore is mandatory, while for some others high and low grade ores are complementary. Besides manganese ore content, cost and physical-chemical features play an important role in competition (e.g. moisture, impurities). The main suppliers of high-grade (HG) ores are located in South Africa, Gabon and Australia. The main producers of low-grade (LG) ores are located in Ukraine, China, Ghana, Kazakhstan, India and Mexico. CVRD is one of the world’s largest suppliers of manganese ores, with HG ores in our Azul and Urucum mines, and LG ores in the smaller mines in the states of Minas Gerais and Bahia. The ferroalloy market is characterized by a large number of market players who compete primarily on the basis of price (which is a function of lower costs). CVRD produces several types of ferroalloys, such as manganese ferro-silicon alloys (SiMnFe), ferro-manganese high-carbon alloys (HCFeMn), ferro-manganese mediumcarbon alloys (MCFeMn) and cored wire (special alloys). The principal competitive factors in this market are costs of manganese ore, electricity, logistics and carbon. We compete both with standalone producers and integrated producers that also mine their own ore. Our competitors are located principally in manganese ore or steel producing countries.
Coal
     We have a 25% interest in Henan Longyu Energy Resources Co., Ltd. (Longyu), a joint venture with Yongcheng Coal & Energy Co, one of the largest coal producers in China, and Baosteel International, the largest steel producer in China. Longyu is located in the Henan province, China. We expect Longyu to produce around 4.5 million tons per year of coal when it is fully operational. We invested US$86.4 million for a 25% equity participation in Longyu, and have the right to off take 25% of coal produced by the joint venture. In January 2006, CVRD received its first trial shipment of coal, approximately 40 thousand tons, from China to Brazil.
Non-Ferrous Minerals
     Our non-ferrous minerals business segment includes the production of non-ferrous minerals, such as kaolin, potash and copper. The table below sets forth information regarding our non-ferrous minerals gross revenues for the periods indicated.

	For the Year Ended December 31,
	2003(1)		2004		2005
	(in millions of US$)
Gross revenues classified by category
Gold	US$	21	US$	—	US$	—
Potash		94		124		149
Copper		—		201		391

Kaolin		96		164		177

Total	US$	211	US$	489	US$	717

(1)	The operations of CADAM are reflected in the above table as of September 2003, the date on which we acquired and began consolidating its operations.
Kaolin
     We conduct our kaolin business through CADAM S.A. (“CADAM”), which began operations in 1976, and Pará Pigmentos S.A. (“PPSA”), which began operations in 1996. PPSA and CADAM are subsidiaries of CAEMI. CAEMI holds 82.04% of PPSA total capital and 61.48% of CADAM total capital. These companies produce kaolin for paper coating and conduct research and development in other uses for kaolin products to create a more diversified portfolio.

		Projected	Production
	Began	Exhaustion	For the Year Ended
	Operations	Date	December 31,			Proven and Probable Reserves(1)
			(in tons per year)					Grade(%)
							Ore
			2003	2004	2005	Type	Tonnage	Brightness	Grit	PSD
Morro do Felipe	1976	2013	711.2	750.0	701.0	Open Pit	36.7	86.7	n.a.	n.a.
Rio Capim (2)	1996	2008	423.0	460.1	517.0	Open Pit	33.5	82.8	34.5	66.6

Total			1,134.2	1,210.1	1,218		70.2	—	—	—

(1)	Expressed as dry in situ metric ore tons.

(2)	Average recovery of Century product is 55% of the ore tons.
     PPSA sold approximately 515 thousand tons of kaolin in 2005, generating revenues of US$68 million. PPSA’s open pit Rio Capim mine and beneficiation plant are located in Ipixuna, in the state of Pará. These operations are linked to the land and port facilities in Barcarena, also in the state of Pará, via an 180km pipeline. The beneficiated kaolin is pumped through a slurry pipeline. In 2005, PPSA reached the production capacity of 600,000 tons per year, which enhances the portfolio of products that may be offered to customers. In July 2004, PPSA signed a contract with International Paper, the world’s largest paper producer, to supply 110,000 tons of kaolin per year between 2005 and 2009. Sales under the contract started in July 2005. PPSA produces the following products: Century, Century S, Paraprint, Paraplate and Paralux. They are sold mainly in the European, Asian and North American markets.
     CADAM sold approximately 703 thousand tons of kaolin in 2005, generating revenues of US$109 million. CADAM is located on the border of the states of Pará and Amapá, in the Amazon area in Northern Brazil. CADAM’s reserves are principally concentrated in the open-pit Morro do Felipe mine, in Mazagão, in the state of Amapá. The beneficiation plant and private port are situated on the west bank of the Jari river, in Munguba, in the state of Pará.
Potash
     We conduct our potash operations at the parent company level. We lease a potash mine (Taquari-Vassouras mine) in Rosario do Catete, in the state of Sergipe, Brazil, from Petrobras – Petróleo Brasileiro S.A. (Petrobras), a Brazilian state-owned oil company. The lease was signed in 1991 for a period of 25 years, and is renewable for another 25 years. The mine is the only potash mine in Brazil and has a current nominal capacity of 850,000 tons per year. Taquari – Vassouras is an underground mine with a depth that varies from 430 to 640 meters. In 2005, we produced 641 thousand tons of potash with total shipments of 640 thousand tons, and we had gross revenues of US$149 million. All sales from Taquari – Vassouras mine are destined for the Brazilian market.

			Projected	Production
	Leased		Exhaustion	For the Year Ended
	Since		Date	December 31,			Proven and Probable Reserves
				(in thousands of tons per year)
								Ore
				2003	2004	2005	Type	Tonnage	Grade(%)
Taquari – Vassouras(1)	1992	(2)	2012	658	638	641	Underground	19.2	31.0

Total								19.2	31.0

(1)	Expressed as dry in situ metric tons; equivalent to 5.9Mt of KCl. Average mining extraction is 46% of the in situ ore, giving 8.8Mt of recoverable ore and 2.7Mt of recoverable KCl.

(2)	The mine began operations in 1986.
Copper
     Sossego is our first copper mine and began commercial production of copper concentrate in June 2004. The Sossego copper mine is located in Carajás, in the state of Pará. We conduct our Sossego operation at the parent company level. In 2005, we shipped 398 thousand tons of copper concentrate and we had gross revenues of US$391 million.
     The Sossego copper mine has two main ore bodies, Sossego and Sequeirinho. The copper ore is mined by open pit method and the run-of-mine is processed by means of standard primary crushing and conveying, SAG milling (a semi-autogenous mill which uses a large rotating drum filled with ore, water and steel grinding balls which transforms the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out. Projected annual operating capacity is 15 million tons of run-of-mine, to produce an average of 140,000 tons of copper contained in concentrate (30% grade). The operation is still in the ramp-up process, which will continue throughout 2006. The ramp-up phase has been longer than expected because of operational challenges requiring equipment changes. The concentrate is trucked to a storage terminal in Parauapebas and then transported via the Carajás railroad to the Ponta da Madeira maritime terminal in São Luís, in the state of Maranhão.

			Production of copper
		Projected	contained in
	Began	Exhaustion	concentrate for the
	Operations	Date	Year Ended (tons)		Proven and Probable Reserves
			2004	2005
						Ore
					Type	Tonnage	Grade
							0.98% Cu and 0.271
Sossego	2004	2021	73,000	107,000	Open pit	225.1	Au (GPT)
     We have constructed an 85-kilometer road to link Sossego to the Carajás air and rail facilities and a power line that allows us to purchase electrical power at market rates. We have a long-term energy supply contract with Eletronorte, which sells us energy from the Tucuruí hydroelectric power plant located on the Tocantins river.
     We have four copper projects: Salobo, Cristalino, Alemão and 118. Salobo, in which we own a 100% stake, has a feasibility study in progress, Cristalino, in which we own a 50% stake, has a pre-feasibility study concluded and Alemão, in which we own a 67% stake, has a pre-feasibility study in progress. BNDES is our partner in Cristalino and Alemão. In addition, we and BNDES are prospecting the Carajás region for new copper exploration projects. See Item 4. Information on the Company—Lines of Business—Mining—Mineral Risk Contract.
     We are constructing a semi-industrial plant to process copper using the hydrometallurgical route. The objective of this plant, which will have capacity to produce 10,000 tons of copper cathodes per year, is to test a new technological route to produce the metal from copper sulphide concentrates. We will use copper concentrate from the Sossego mine to feed the plant, which is expected to start up by the second quarter of 2007 and be productive for two years. We estimate that this period will be sufficient to prove the feasibility of industrial production through the hydrometallurgical route, supporting the construction of a larger plant to process copper ore from other deposits owned by CVRD, including the Salobo project. The capital expenditures estimated for the construction of this semi-industrial plant amount to US$58 million.
     In October 2005, our Board of Directors approved our investment in the 118 copper mining project, located in the state of Pará, Brazil. In 2005, in compliance with the Mineral Risk Contract we have with BNDES, we have entered into a specific agreement with BNDES, which establishes that CVRD shall pay to BNDES a specified percentage of 118 net revenues that varies in accordance with copper market prices. As an example, if the copper price on the London Metal Exchange is US$1.00 per pound, we must pay 3.8% of 118 net revenues to BNDES. We currently estimate that capital expenditures for the project will amount to approximately US$232 million and have targeted startup for the first half of 2008. The estimated production capacity of the project is 36,000 tons of copper cathode per year.
Mineral Prospecting and Development
     As part of our mineral prospecting and development activities in Brazil, we have acquired extensive experience in exploration techniques and processes specifically designed for use in tropical areas of the world. Our current mineral exploration efforts are mainly in Angola, Argentina, Australia, Brazil, Chile, Gabon, Guinea, Mozambique, Mongolia, Peru and South Africa and focus on copper, gold, nickel, manganese ore, kaolin, bauxite, coal, potash, phosphates, diamond and platinum group metals.
     Among the large variety of projects in which we are engaged in conceptual and feasibility studies, the most important are the following:
•	copper exploration projects in Salobo, Cristalino and Alemão sites, located in the state of Pará, Brazil;

•	a phosphates exploration project in Bayóvar deposit located in the department of Piura, Peru;

•	a potash exploration project in the province of Neuquen, on the banks of Colorado river in Argentina;

•	coal exploration projects in the Moatize region, in the north of Mozambique (Moatize Project), and in the state of Queensland, Australia (Belvedere Project); and

•	a bauxite exploration project in Pitinga region, in the state of Amazonas, Brazil.
     Feasibility studies were concluded for the following projects, for which our Board of Directors has already approved the investments:
•	Vermelho nickel project, located in the state of Pará, Brazil; and

•	118 copper project, also located in the state of Pará, Brazil.
     For the Onça Puma nickel project, we are reviewing the feasibility study prepared by Canico Resources Corp. before seeking Board of Directors approval for further investments.
     The costs of exploration and feasibility studies are recorded as expenses until the economic viability of mining activities is established (see Note 3 to our financial statements). The capital expenditures budget for mineral exploration (included in the research and development budget) for 2006 is US$491 million.
     Mineral Risk Contract
     We and BNDES entered into a Mineral Risk Contract in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately 2.5 million identified hectares of land in the Carajás region, which is part of the Northern System, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese ore deposits already identified and subject to development were specifically excluded from the Mineral Risk Contract.
     Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$205 million, which represents half of the US$410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. In April 2004, the Mineral Risk Contract was renewed for an additional period of five years or until the total value of US$410 million is spent (including disbursements already made, which amounted to US$392.8 million as of December 31, 2005), whichever occurs first.
     We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of March 31, 2006, the remaining contributions towards exploration and development activities totaled US$5 million. The contract provides that each party may choose not to contribute and have its financial interest proportionally diluted. If a party’s participation in the Mineral Risk Contract is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then it provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.
     Under the Mineral Risk Contract, BNDES has agreed to compensate us for our contribution of existing development and ownership rights in the Carajás region through a finder’s fee production royalty on mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered in the Serra Leste region, state of Pará, for which the finder’s fee is equal to 6.5% of revenues.
Aluminum-Related Operations
     The table below sets forth information regarding our consolidated bauxite, alumina and aluminum gross revenues for the periods indicated. These figures do not include the revenues of our unconsolidated joint ventures.

	For the Year Ended December 31,
	2003		2004		2005
	(in millions of US$)
Revenues classified by category
Bauxite	US$	37	US$	53	US$	54
Alumina		495		458		531
Aluminum		320		739		823

Total	US$	852	US$	1,250	US$	1,408

     We operate our aluminum-related businesses through the following subsidiaries and joint ventures, as of April 30, 2006:

		Our Direct or Indirect
		Share of Capital
	Business	(Voting, Total)		Partners
		Voting	Total
		(%)
Albras-Alumínio Brasileiro S.A. (Albras)	Aluminum	51.00%	51.00%	Nippon Amazon
Alunorte-Alumina do Norte do Brasil S.A. (Alunorte) (1)	Alumina	59.53	57.03	Companhia Brasileira de
				Alumínio – CBA
				JAIC
				Mitsui
				Mitsubishi
				Nippon Amazon
				Norsk Hydro
Mineração Rio do Norte S.A. (MRN)	Bauxite	40.00	40.00	Abalco
				Alcoa
				Alcan
				AWA
				BHP Billiton Metais
				Companhia Brasileira de
				Alumínio — CBA
				Norsk Hydro
Valesul Alumínio S.A. (Valesul)	Aluminum	54.51	54.51	BHP Billiton Metais

(1)	The percentages reflecting our direct or indirect share of capital for Alunorte refer to paid-in capital.
     These subsidiaries and joint ventures engage in:
•	mining bauxite,

•	refining bauxite into alumina, and

•	smelting alumina to produce primary aluminum and aluminum alloys.

Bauxite
     MRN. MRN, the largest bauxite operation in the world, produces bauxite for sale to our joint venture partners and us. Excess production may be sold to customers. MRN operates three open-pit bauxite mines, which produce high quality bauxite. In addition, MRN controls substantial additional high quality bauxite resources that it believes can be produced economically in the future. MRN had gross revenues of US$432 million and net income of US$160 million in 2005. MRN’s mines are located in the northern region of the state of Pará.
     The table below sets forth information regarding MRN’s bauxite reserves as of December 31, 2005.

		Proven and Probable Reserves(1)
	Projected
	Exhaustion Date	Type	Ore Tonnage	Grade(2)
			(millions of tons)	(% Al203)
Mineração Rio do Norte S.A.
Almeidas	2009	Open pit	11.7	51.2
Aviso	2012	Open pit	48.2	51.1
Bacaba	2009	Open pit	6.2	53.1
Saracá V	2010	Open pit	5.7	47.2
Saracá W	2015	Open pit	17.1	50.3

Total			88.9	50.8 (3)

(1)	CVRD’s ownership of MRN’s bauxite reserves is 40%.

(2)	Expressed as available Al203.

(3)	Expressed as dry product metric tons. Recovery of dry product from dry ROM bauxite ranges from 69 to 82%, depending on the deposit, with a weighted average of 74%.
     Operations at MRN’s mines commenced in 1979. For 2003, 2004 and 2005 production equaled 14.4, 16.7, and 17.2 million tons, respectively.
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
     Our MRN bauxite joint venture produces bauxite for sale on a take-or-pay basis to us and our joint venture partners at a price that is determined by a formula linked to the price of aluminum for three-month contracts in the London Metal Exchange and to the price of alumina exported from Australia. Our Alunorte alumina subsidiary, which we began consolidating in July 2002, purchases all of its bauxite requirements from MRN.
     Paragominas project. We hold active mining rights in the Paragominas region in the state of Pará, where a new wholly-owned bauxite mine is expected to begin commercial production in the first half of 2007 to supply Alunorte’s new expansion with 5.4 million tons per year of wet 12% moisture bauxite. The bauxite quality will be similar to MRN’s, and the project will use the strip mining method of extraction, and have a beneficiation plant including milling and a 244-kilometer long slurry pipeline. We expect that total capital expenditures on this project will be approximately US$352 million. Additionally, our Board of Directors has approved a further expansion at Paragominas, which will require an additional investment of approximately US$196 million to produce an additional 4.5 million tons. After the conclusion of these two stages of expansion, we expect the Paragominas mine to achieve a nominal production capacity of 9.9 million tons by 2008.
     The table below sets forth information regarding the Paragominas bauxite reserves as of December 31, 2005.

	Proven and Probable Reserves (1)
	Ore Tonnage	Grade
	(millions of tons)	(% Al203)
Miltonia 3	204.9	49.4
Miltonia 5	98.6	47.3

Total	303.5	48.7

(1)	Expressed as dry product metric tons. Planned product recovery is an average of 70% of the dry ROM tons.

Alumina
     Alunorte began operations in July 1995 and produces alumina by refining bauxite that MRN supplies. The Alunorte plant concluded its first expansion of capacity (stage 3) in 2003 and its second expansion (stages 4 and 5) in the first quarter of 2006, reaching a nominal production capacity of 4.4 million tons of alumina per year and becoming the largest alumina refinery in the world. In 2005, Alunorte produced 2.6 million tons. Alunorte sells alumina to Albras, Valesul and unaffiliated customers. The Alunorte plant is located in the city of Barcarena, in the state of Pará, next to Albras’ aluminum production facilities. This allows Alunorte and its principal customer, Albras, to share infrastructure and other resources. Alunorte had gross revenues of US$625 million and net income of US$121 million in 2005. This refinery has one of the lowest conversion costs in the world (US$79.16 per ton in 2005).
     Each Alunorte partner must purchase on a take-or-pay basis all alumina produced by Alunorte in proportion to its respective interest. The partners each pay the same price, which is determined by a formula based on the price of aluminum for three-month contracts on the London Metal Exchange.
     The table below sets forth information regarding Alunorte’s alumina production for the periods indicated.

	For the Year Ended December 31,
	2003	2004	2005
	(millions of tons)
Alunorte production	2.323	2.548	2.570
     We are currently investing in a further expansion through the construction of stages 6 and 7, which will require investments of US$846 million and add 1.8 million tons per year of capacity to the plant. Alunorte’s capacity is expected to reach 6.3 million tons per year by 2008.
Aluminum
     Albras and Valesul each produce aluminum using alumina provided by Alunorte. Alunorte supplied all of Albras’ alumina requirements and 54.5% of Valesul’s alumina requirements in 2005. Albras produces aluminum ingots and Valesul produces aluminum ingots, slabs, bars, billets and alloys. Aluminum is produced from alumina by means of a continuous electro-chemical process, which requires substantial amounts of electricity.
     Albras. The Albras plant is one of the largest aluminum plants in the Americas, with a nominal capacity of 445,000 tons per year. Albras started its operations in 1985 at a plant located in Barcarena, in the state of Pará. Albras had gross revenues of US$808 million and net income of US$101 million in 2005.
     The Albras partners must purchase on a take-or-pay basis all aluminum produced by Albras in proportion to their ownership interests. We generally market our aluminum in the global markets to clients in the aluminum industry.
     The table below sets forth information regarding Albras’ recent aluminum production.

	For the Year Ended December 31,
	2003	2004	2005
	(thousands of tons)
Albras production	432.1	435.0	445.8
     Albras purchases electrical power from Eletronorte, a state-owned electric power utility. Eletronorte generates electricity at the Tucuruí hydroelectric power plant located on the Tocantins river. This plant is the sole source of electrical power in the region in the quantities required for Albras’ operations. Albras consumes approximately one-quarter of the non-peak period output of the Tucuruí plant.
     In May 2004, Albras successfully executed an auction to purchase electricity for a 20-year period. This agreement became effective beginning June 2004. The basic purchase price is R$ 53.00 per MWh, indexed to the general market price index, IGP-M, as calculated by Fundação Getúlio Vargas. In addition to the basic price, a premium is paid that is linked to the amount by which the price of primary aluminum exceeds US$1,450.00 per ton, as registered at the London Metal Exchange (LME). See Item 4. Information on the Company—Regulatory Matters—Energy.
     Valesul. Valesul started its operations in 1982 and operates a plant located in the state of Rio de Janeiro with a nominal capacity of 95,000 tons per year. Valesul produces primary aluminum and aluminum alloys in the form of ingots and billets. Valesul’s aluminum products are sold primarily in the Brazilian market on a spot basis. Valesul had gross revenues of US$229 million and net income of less than US$1 million in 2005. Valesul sells directly to its own clients. Valesul produced 92.6, 95.8 and 94.0 tons of aluminum and aluminum alloys and recycled 11.7, 14.4 and 16.7 tons of third-party aluminum scrap in 2005, 2004 and 2003, respectively.
     Valesul currently obtains a portion of its electrical energy requirements from four wholly owned small hydroelectric power plants located in the state of Minas Gerais, a portion from the Machadinho hydroelectric power plant, in the state of Santa Catarina, in which Valesul has a share of 7.28%, and the remainder from a third-party power company at market rates. Valesul is able to supply 40% of its own energy requirements. Valesul is currently engaged in litigation regarding the rates that Light – Serviços de Eletricidade S.A., or Light, the electricity utility company of the state of Rio de Janeiro, charges Valesul for the transmission of electricity. See Item 8. Financial Information—Legal Proceedings.
Competition in Bauxite, Alumina and Aluminum
     The global aluminum market is highly competitive. The largest producers are Alcoa, Rusal, Alcan, Norsk Hydro, BHP Billiton and Chalco. The alumina and bauxite markets are also competitive, but are much smaller, because many of the major aluminum-producing companies have integrated bauxite, alumina and aluminum operations.
     Bauxite. Most of global bauxite production is not traded, as it is dedicated to integrated alumina refineries. Competition in the bauxite market is based primarily on two key factors: quality of bauxite and reliability of supply. We believe that MRN remains competitive in this market because of the high quality of Brazilian bauxite, and our aluminum production system, which ensures internal use of our bauxite production. We use a major part of our take of MRN’s bauxite production to supply Alunorte.
     Alumina. Competition in the alumina market is based primarily on quality, reliability of supply and price, which is directly related to lower costs. We believe that Alunorte is competitive in the alumina market because of the high quality of its alumina, its advantages in scale and technology, low conversion cost, its efficient port facilities, and the ongoing commitment of its shareholders to purchase a substantial portion of its annual production. We use a substantial portion of our share of Alunorte’s alumina production to supply the Brazilian market (Albras and Valesul), and sell the remainder to customers in other countries, such as Canada, Argentina and Norway.
     Aluminum. As primary aluminum is a commodity, competition in the aluminum market is based primarily on the economics of transportation and the costs of production. We believe that Albras is competitive in the aluminum market because of its relatively efficient and accessible port facilities, and its generally prevailing lower costs of production. We generally market aluminum to customers in Asia and Europe.
Logistics
     Our logistics business comprises the transportation of customers’ products and passengers. We conduct this business at the parent company level, by operating the Vitória a Minas and Carajás railroads, the Tubarão port complex, the Inácio Barbosa maritime terminal and the Ponta da Madeira maritime terminal, as well as through subsidiaries. Our subsidiaries include Cia. Portuária Baía de Sepetiba, or CPBS, and Terminal de Vila Velha S.A., or TVV, which operate ports and terminals; Navegação Vale do Rio Doce S.A. – Docenave, or Docenave, and DCNDB Overseas S.A., or DCNDB, which conduct shipping activities; and Ferrovia Centro-Atlântica S.A., or FCA, which operates railroads.

We also hold, directly and indirectly, 37.2% of the voting capital and 40.5% of the total capital in MRS Logística S.A., a railroad joint venture with Brazilian steel industries.
     The table below sets forth information regarding our third-party logistics gross revenues for the periods indicated.

	For the Year Ended December 31,
	2003(1)		2004		2005
Revenues classified by category
Railroads	US$	373	US$	612	US$	881
Ports		144		173		230
Ships		87		92		105

Total	US$	604	US$	877	US$	1,216

(1)	The operations of CAEMI and FCA are reflected in the above table as of September 2003, the date on which we acquired and began consolidating their operations.
Railroads
     Vitória a Minas railroad. The Vitória a Minas railroad links our Southern System mines in the Iron Quadrangle region in the state of Minas Gerais with the Tubarão Port, in Vitória, in the state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The Vitória a Minas railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located near this area and major agricultural regions are adjacent and accessible to the Vitória a Minas railroad. The Vitória a Minas has a daily capacity of 312,000 tons of iron ore. In 2005, the Vitória a Minas railroad carried a total of 68.7 billion ntk of iron ore and other cargo (of which 18.3 billion ntk, or 26.7%, consisted of cargo transported for customers, including iron ore for Brazilian customers). The Vitória a Minas railroad also carried approximately 1.1 million passengers in 2005.
     The principal cargo of the Vitória a Minas railroad consists of:
•	iron ore and pellets, carried for us and customers;

•	steel, coal, pig iron, limestone and other raw material carried for customers with steel mills located along the railroad;

•	agricultural products, such as soybean, soybean meal and fertilizers; and

•	other general cargo, such as building materials, pulp, fuel and chemical products.
     We charge market rates (which are limited by the tariffs fixed by ANTT) for customer freight, including pellets originating from joint ventures and other enterprises in which we do not own 100% of the equity interest. Market rates vary based upon the distance traveled, the kind of product and the weight of the freight in question.
     Carajás railroad. We operate the Carajás railroad under a 30-year renewable concession, which expires in 2027. This railroad, located in the Northern System, starts at our Carajás iron ore mine in the state of Pará, and extends 892 kilometers to our Ponta da Madeira Maritime terminal complex facilities located near the São Luís Port in the state of Maranhão. The Carajás railroad consists of one line of track, with spur tracks and turnouts to permit the passage of trains in opposite directions. The Carajás railroad has a daily capacity of 200,000 tons of iron ore. In 2005, the Carajás railroad carried a total of 69.5 billion ntk of iron ore and other cargo (of which 5.0 billion ntk, or 7.2%, consisted of cargo transported for customers, including iron ore for Brazilian customers). The Carajás railroad also carried approximately 369 thousand passengers in 2005. The main cargo of the Carajás railroad consists of iron ore, principally carried for us. In the third quarter of 2006, we also intend to begin operations of the largest capacity train in Latin America. This train, which will have 312 cars, measures 3.2 kilometers long and weighs 319 gross tons, will help us meet the growing demand for sources of the Carajás railroad.

     Ferrovia Centro-Atlântica. Our subsidiary FCA operates the central east regional railway network of the Brazilian national railway system under a 30-year renewable concession granted in 1996. The central east network contains approximately 7,000 kilometers of track extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro and Goiás and Brasília, the Federal District, Brazil. It connects with our Vitória a Minas railroad near the cities of Belo Horizonte, in the state of Minas Gerais and Vitória, in the state of Espírito Santo. FCA operates on the same track gauge as our Vitória a Minas railroad. The section of the network of Ferroban-Ferrovias Bandeirantes S.A. (Ferroban) between Araguari and Vale Fértil rail station, near the city of Uberaba, in the state of Minas Gerais, has been operated by FCA since 1998 and in January 2002, FCA began operating the section between Vale Fértil in the state of Minas Gerais and Boa Vista Nova in the state of São Paulo, Brazil. This connection allows FCA to reach the Santos Port, in the state of São Paulo. In November 2005, FCA consolidated a portion of Ferroban’s spun-off assets related to the operation of the section between Araguari, in the state of Minas Gerais, and Boa Vista Nova, in the state of São Paulo. As a result of this consolidation, FCA directly holds the railroad concession related to this section and no longer holds a stake in Ferroban’s capital. In 2005, the FCA railroad transported a total of 10.7 billion ntk of cargo for clients.
     MRS. We own, directly and indirectly, 37.2% of the voting capital and 40.5% of the total capital in MRS. MRS is a 1,674-kilometer railroad, which links the states of Rio de Janeiro, São Paulo and Minas Gerais and transported 107 million tons in 2005. MRS operates under a 30-year renewable concession granted in 1996. As a result of our acquisitions of CAEMI and Ferteco, our current participation in the voting capital of MRS is higher than the limit of 20%, imposed at the time of the bid for the MRS railroad concession. CADE has approved these acquisitions, subject to certain conditions, including restructuring of our equity stake in MRS. We are currently contesting certain procedural defects in the CADE decision. See Item 3. Risk Factors–Risks Related to Our Business – We are involved in ongoing antitrust proceedings that could result in divestitures, fines or other restrictions that could harm our business and Item 8. Financial Information—Legal Proceedings. On April 13, 2006, ANTT published a resolution requiring us to (i) sell those common shares we hold in MRS as a result of our acquisition and consolidation of Ferteco which are covered by the MRS Shareholders Agreement; or (ii) (a) cause the shareholders of MRS to approve certain changes in the capital structure of MRS, or (b) waive our voting and veto rights specifically in connection with the MRS shares we hold as a result of our acquisition and consolidation of Ferteco. The ANTT resolution also recommends that we comply with the CADE decision requirement that we unify our MRS shareholding in a single block. On May 10, 2006, we informed the ANTT of our decision to waive our voting and veto rights in connection with the MRS shares mentioned above, which represent 10.9% of the total capital stock and 19.3% of voting capital stock of MRS. See Item 4. Information on the Company – Regulatory Matters – Railroads.
Ports and Terminals
     We operate ports and terminals principally as a means to complete the distribution of our iron ore and pellets to seaborne vessels serving the export seaborne market. See Item 4. Information on the Company—Lines of Business—Mining—Ferrous Minerals—Pellets—Distribution (Iron Ore and Pellets). We also use our ports and terminals to handle third-party cargo. In 2005, 19% of the cargo handled by our ports and terminals represented cargo handled for third parties.
     Tubarão Port. The Tubarão Port, which covers an area of approximately 18 square kilometers, is located near the Vitória Port in the state of Espírito Santo. The iron ore maritime terminal located in this area has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 360,000 DWT at a time, limited at 20 meters draft plus tide. In Pier I there are two ship loaders, which can load up to a combined total of 14,000 tons per hour. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 tons per hour. In 2005, 84.1 million tons of iron ore and pellets were shipped through the terminal for us. Praia Mole Terminal, also located in the Tubarão Port, is principally a coal terminal and handled 11.3 million tons in 2005. We operate a grain terminal called Terminal de Produtos Diversos, in the Tubarão area, which handled 5.5 million tons of grains and fertilizers in 2005. We also operate a bulk liquid terminal that handled 1.1 million tons in 2005.
     Vitória Port. Until September 2006, CVRD is authorized to operate the Paul Terminal, which specializes in pig iron handling and is located near the Vitória Port, in the state of Espírito Santo. This terminal has one pier that can accommodate one vessel of up to 75,000 DWT, which can load up to 900 tons per hour. The Paul Terminal handled 2.2 million tons of pig iron in 2005.

     Ponta da Madeira maritime terminal. The Ponta da Madeira maritime terminal is located near the Itaqui Port in the state of Maranhão. The terminal facilities can accommodate three vessels. Pier I can accommodate vessels displacing up to 420,000 DWT. Pier II can accommodate vessels of up to 155,000 DWT. The two berths have a maximum loading rate of 16,000 tons per hour at Pier I and 8,000 tons per hour at Pier II. In February 2004, Pier III began operations. Pier III has two berths, can accommodate vessels of up to 220,000 DWT and has a maximum loading rate of 8,000 tons per hour in each berth.
     Cargo shipped through our Ponta da Madeira maritime terminal consists principally of our own iron ore production. Other cargo includes manganese ore and copper concentrate produced by us and pig iron and soybeans for third parties. In 2005, 70.1 million tons were handled through the terminal for us and 4.3 million tons for customers.
     Inácio Barbosa maritime terminal (TMIB). Since November 1994, CVRD has operated the Inácio Barbosa maritime terminal located in the state of Sergipe. This terminal was built by Petrobras – Petróleo Brasileiro S.A. and transferred to Sergiportos, a state-owned company. In December 2002, Petrobras took over control of Inácio Barbosa maritime terminal in exchange for the cancellation of a liability of the state of Sergipe. CVRD and Petrobras entered into an agreement in December 2002, which allows CVRD to run this terminal for a period of ten years ending in December 2012. In 2005, 954 thousand tons of fuel and agricultural and steel products were shipped through Inácio Barbosa maritime terminal.
     Terminal de Vila Velha S.A. (TVV). In May 1998, we entered into a 25-year lease for the Capuaba maritime terminal in Vitória, in the state of Espírito Santo. To run this terminal CVRD established Terminal de Vila Velha S.A. (TVV). TVV is a terminal for loading and unloading of containers, in addition to being an alternative for general cargo and automobile operations in Southeast and Midwest Brazil. It is connected to the Vitória a Minas railroad and with easy access to the BR101 and BR262 highways. The terminal is formed by berths 203 and 204 at the Capuaba Quay and has a 450-meter berth area and retro-area measuring nearly 100 thousand square meters. It has a covered storage area measuring 13,300 square meters and a yard with capacity for 3,300 containers. TVV is equipped with two quays cranes, two portainers and four transtainers. In 2005, 165.6 thousand containers and 54 thousand tons of general cargo were shipped through TVV.
     Cia. Portuária Baía de Sepetiba (CPBS) – Itaguaí maritime terminal, CPBS is a wholly-owned subsidiary that operates the Itaguaí terminal, in the Sepetiba Port, in the state of Rio de Janeiro. Itaguaí’s maritime terminal has a pier that allows the loading of ships of up to 18.1 meters and up to 230,000 DWT. In 2005, the terminal uploaded approximately 21 million tons of iron ore.
     Guaíba Island maritime terminal. MBR has its own maritime terminal on Guaiba Island, also in the Sepetiba Port. The iron ore terminal has a pier that allows the loading of ships of up to 300,000 DWT. In 2005, the terminal uploaded approximately 39 million tons of iron ore.
Shipping
     We operate in three distinct shipping areas: seaborne dry bulk transportation services, coastal shipping liner service and tug boat services.
     In seaborne dry bulk transportation service, we carried 4.325 million tons of dry bulk, generating gross revenues of US$30 million in 2005. The table below sets forth information on the volume of cargo that our seaborne dry bulk shipping service carried for the periods indicated.

	For the Year Ended December 31,
	2003	2004	2005
	(thousands of tons)
Iron ore:
CVRD	4,386	5,291	1,981
Third party	1,860	312	148
Coal	256	306	—
Other	2,819	830	2,196

Total	9,321	6,739	4,325

     For the transportation of the cargo shown above for 2005, we operated a fleet of bulk vessels, which is comprised of three capesize vessels owned by us and a few other capesize and panamax vessels chartered on a spot basis. Our own capesize vessels have been trading worldwide carrying primarily iron ore. The chartered vessels (two capesize and eight panamax) have been contracted for the transportation of iron ore from Ponta da Madeira maritime terminal, in the state of Maranhão, to Praia Mole Terminal, in the Tubarão Port, in the state of Espírito Santo. We intend to sell our remaining three capesize vessels by the end of 2006.
     The coastal shipping liner service is operated by five vessels, chartered on a bare boat basis, which cover the South American east coast from Buenos Aires, in Argentina to Fortaleza, in the state of Ceará, in the northeast of Brazil, providing weekly service. This service generated gross revenues of US$75 million with 93,813 twenty equivalent units (teus) transported in 2005.
     We also operate a fleet of sixteen tug boats (seven owned and nine chartered) in the ports of Vitória in the state of Espírito Santo, Trombetas in the state of Pará, São Luís in the state of Maranhão and Aracaju in the state of Sergipe. These services generated gross revenues of US$26 million in 2005.
     Competition in the logistics industry. Our railroads compete with road transport, including trucks, with the main factors being cost, safety and shipping time. We also have many competitors in the coastal shipping liner service.
Investments in Steelmaking
     We have investments in the following joint ventures in the steel business, as of April 30, 2006:

Our Direct or Indirect
	Share of Capital			2005 Net		Principal
	(Voting—Total)		Partners	Revenues		Products
	Voting	Total	(in millions of US$)
(%)
CSI (California, United States)	50.00%	50.00%	JFE Steel	US$	1,234	Hot-rolled steel;
cold-rolled steel;
galvanized steel;
steel tubes

Siderar (Argentina)	4.85	4.85	Ternium		1,454	Steel slabs;
			Employees			hot-rolled steel;
			Others			cold-rolled steel;
galvanized steel;
tin plates

Usiminas (Brazil)	22.99	11.46	Nippon Usiminas		5,548	Hot-rolled steel;
			Previ			cold-rolled steel;
			Caixa dos			heavy steel plates;
			Empregados			electro galvanized
			da Usiminas			steel
Others
     The market value of our investments in Usiminas and Siderar, both of which are publicly traded companies, was US$566 million and US$142 million, respectively, at December 31, 2005. The aggregate net book value of these investments was US$423 million at December 31, 2005. The aggregate net book value of our total investments in steel producing companies (including CSI, a privately held company) was US$584 million at December 31, 2005. We earned US$90 million in dividends from these investments in 2005.
     Since the third quarter of 2005, Nucor Corporation and we have jointly operated an environmentally friendly pig iron project in Northern Brazil. The project utilizes two conventional mini-blast furnaces to produce approximately 380,000 metric tons of pig iron per year, using iron ore from our Carajás mines in Northern Brazil. The charcoal source is exclusively from eucalyptus trees grown in a cultivated forest of 82,000 acres with the total project encompassing approximately 200,000 acres. We and Nucor own a joint venture company, Ferro Gusa Carajás S.A., to operate the facility. We have a 50% take of Ferro Gusa Carajás S.A. output. Approximately 78% and 22% of the voting shares are held by CVRD and Nucor, respectively.

Energy Investments
     In 2005, we consumed 16.9 TWh of electricity. Energy management and efficient supply have become priorities for us, driven by the uncertainties associated with changes in the regulatory framework, which increased the risk of rising electricity prices and electrical energy shortages, such as the one Brazil experienced in the second half of 2001. We perceived favorable investment opportunities in the Brazilian electricity sector and took advantage of them by investing in the eight hydroelectric power generation projects set forth in the table below. We plan to use the electricity produced by these projects for our internal needs. We may experience construction delays in certain generation projects due to environmental and regulatory issues, which may lead to higher costs. Analysis of each project’s feasibility and investments will depend on the new laws and regulations applicable to the electricity sector, which are currently under review by the Brazilian Federal government, and their impact on electricity prices and supply. As a large consumer of electricity, we expect that investing in power projects will help to reduce costs and protect us against energy price volatility.
     We currently have six hydroelectric power plants under operation and two under construction. Our total projected investment in these hydroelectric projects is estimated at approximately US$880 million. We cannot assure you that the aggregate cost will not escalate or that the projects will be completed on schedule. We also hold 43.85% of a consortium that has the concession right to build the Santa Isabel hydroelectric power plant at the Araguaia river, Brazil. In 2005, we continued our efforts to return the concessions for the Santa Isabel hydroelectric project to ANEEL due to difficulties in obtaining the necessary environmental license to begin its construction. In addition, some of our affiliates generate part of their own electric energy. The following table sets forth information regarding our power generation projects as of April 30, 2006:

		Our			Capacity/
		Ownership		Begins/Began	Projected
	Location	Interest (1)	Partners	Operations	Capacity	Our Investment
						As of
						December		Projected
		(%)			(in MW)	31, 2005		Total
						(in millions of US$)
Aimorés	Rio Doce basin, in the state of Minas Gerais.	51.00%	Cemig	July 2005	330	US$	136.5	US$	141

Candonga	Rio Doce basin, in the state of Minas Gerais.	50.00	Novelís	September 2004	140		46.0		—

Capim Branco I (3)	Araguari river, in the state of Minas Gerais.	48.42	Cemig Suzano Votorantim	February 2006	240		87.1		90

Capim Branco II (3)	Araguari river, in the state of Minas Gerais.	48.42	Cemig Suzano Votorantim	December 2006(2)	210		63.0		90

Estreito	Tocantins river, on the border of the states of Maranhão and Tocantins.	30.00	Suez Alcoa Camargo Correia	August 2009(2)	1,087		4.3		355

Funil	Rio Grande river, in the state of Minas Gerais.	51.00	Cemig	December 2002	180		49.0		—

Igarapava	Rio Grande, on the border of the states of São Paulo and Minas Gerais.	38.15	Votorantim CSN Cemig Anglo-American	January 1999	210		88.1		—

Porto Estrela	Santo Antonio river, in the state of Minas Gerais.	33.33	Cemig Coteminas	September 2001	112		20.0		—

(1)	In February 2006, we sold to Furnas Centrais Elétricas for approximately R$10 million our 40% stake in the consortium to build and operate the Foz do Chapecó hydroelectric power plant. The closing of this transaction is subject to certain conditions precedent, including ANEEL’s approval of the transfer of control.

(2)	Projected date for commencement of the first unit of the project.

(3)	Capim Branco I and Capim Branco II are two different plants operated by the same consortium.
     In July 2005, Aimorés began operations with the start up of three turbines. It has an installed capacity of 330 MW and generation capacity of 172 average MW, equivalent to 1,560,720 MWh per annum.
     The Capim Branco I project obtained its operational license during December 2005, which allowed for the filling of the reservoir. This milestone allowed the project to begin commercial operations in February of 2006.
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
     Pursuant to Article 20 of the Brazilian Constitution of 1988, as implemented by Law No. 8,001/1990, the Brazilian government charges us a royalty, known as Compensação Financeira pela Exploração de Recursos Minerais (CFEM), on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The annual rates we pay on our products are:
•	bauxite, potash and manganese ore, 3%;

•	iron ore, kaolin, copper, nickel and fertilizers, 2%; and

•	gold, 1%.

     The Mining Code and ancillary mining laws and regulations also impose other financial obligations. For example, mining companies must compensate landowners for the damages and loss of income caused by the use and occupation of the land (either for exploitation or exploration) and must also share with the landowners the results of the exploration based on 50% of the CFEM. Mining companies must also compensate the government for damages caused to public lands. A substantial majority of our mines and mining concessions are on lands owned by us or on public lands for which we hold mining concessions.
     We are currently engaged in a series of administrative and other legal proceedings alleging that we have failed to collect the proper amount of CFEM. In addition, we are discussing with DNPM what is the CFEM rate applicable to potash. Because potash is used as a fertilizer, we believe the applicable rate is the 2% rate that applies to fertilizers, but DNPM has asserted that CFEM should be levied on all potash products, regardless of how they are used, at the higher rate of 3% that generally applies to potash products. See Item 8. Financial Information—Legal Proceedings.
Railroads
     The Brazilian government, acting through the Ministry of Transportation and the ANTT, regulates and supervises the policies for the railroad transportation sector. The Federal government may grant private companies concessions for the construction, operation or commercial exploration of railroads. Railroad concession contracts granted by the Federal government impose certain shareholder ownership limitations. For FCA, the concession contract provides that each shareholder can only own up to 20% of the voting capital of the concessionaire, unless otherwise permitted by ANTT. The 20% ownership limitation does not apply to our Vitória a Minas and Carajás railroads. We are in compliance with the requirements imposed by the concession contracts for our FCA railroad operations, for which we have received an authorization from the ANTT for our current 99.99% ownership stake.
     The MRS concession contract also provides that each shareholder can only own up to 20% of the voting capital of the concessionaire, unless otherwise permitted by ANTT. However, as a consequence of our acquisitions of CAEMI and Ferteco in 2003, we increased our stake in MRS to 37.2% of the voting capital and 40.5% of the total capital. On April 13, 2006, ANTT published a resolution requiring us to (i) sell those common shares we hold in MRS as a result of our acquisition and consolidation of Ferteco which are covered by the MRS Shareholders Agreement; or (ii) (a) cause the shareholders of MRS to approve certain changes in the capital structure of MRS, or (b) waive our voting and veto rights specifically in connection with the MRS shares we hold as a result of our acquisition and consolidation of Ferteco. The ANTT resolution also recommends that we comply with the CADE decision requirement that we unify our MRS shareholding in a single block. On May 10, 2006, we informed the ANTT of our decision to waive our voting and veto rights in connection with the MRS shares mentioned above, which represent 10.9% of the total capital stock and 19.3% of voting capital stock of MRS. See Item 4. Information on the Company—Lines of Business—Logistics and Item 8. Financial Information—Legal Proceedings.
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
     Under the law governing the electricity sector, concessions grant exclusive rights to generate and transmit or to distribute electricity in a particular area for a period of time that should be sufficient for the concessionaire to recover its investment. The concessions for power generation are granted for up to 35 years and may be renewed at the Federal government’s discretion for an additional period of up to 35 years. Concessionaires (distributors) are required to supply electricity for public services, on a continuing basis, in sufficient quantity and within approved standards of quality, provided.

     Given the hydrologic and integrated nature of the Brazilian electricity generation matrix, Decree No. 2655/1998 created the Mecanismo de Realocação de Energia (Energy Reallocation Mechanism), known as MRE, as a mechanism for sharing hydrological risk, and consequently reducing generation volatility among all generators. In order to implement the MRE, ANEEL designates a level of energy production, known as Assured Energy, for each generator, every five years. Assured Energy is calculated in accordance with a statistical model based on average rainfalls in the relevant region, water flows of rivers and water levels in each plant’s reservoir over a multi-year time frame. Each generator is allowed to enter into contracts to sell up to 100% of its Assured Energy. To the extent a generator has signed contracts for the sale of its Assured Energy, and as long as MRE members as a whole are able to meet MRE Assured Energy levels, it receives payments based on these contractual terms, regardless of its level of actual generation. If all MRE members meet their contracted energy and there is a surplus of energy remaining, the net regional surplus generation is allocated among generators in different regions and this energy surplus may be sold in the wholesale market.
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
     In March 2004, the Brazilian government approved Law No. 10,848/2004, for the electricity sector. Although the full regulations under the law have not yet been enacted and some conditions are regulated in Decree No. 5163/2004, this law created an even tighter regulated sector, especially in the generation segment. The new law transfers jurisdiction of some regulatory areas from ANEEL to the Ministry of Mines and Energy. Under this new law, all consumers of electricity, including large consumers, such as CVRD, must contract the totality of their energy needs through contracts and penalties may apply for errors above 5% of consumed energy. This law created two parallel markets for energy: a regulated market, in which a distributor will enter into contracts to supply its regulated customers, subject to regulated prices, and an unregulated market, in which a consumidor livre, or free consumer, will enter contracts with independent power producers at prevailing market prices. Regulated consumers may migrate to the unregulated market. However, consumers must wait until the termination of their long-term contracts.
     The energy trading commission, CCEE, created by the new law to replace the Mercado Atacadista de Energia, or MAE, will be responsible for settling all energy transactions between distributors, consumers, traders and generators. Apart from the replacement of the MAE by CCEE as the wholesale energy market, we do not expect significant changes in the settlement procedures for short-term transactions. Other factors which have not yet been determined include sectorial contributions, including the regulated prices that ANEEL will charge self-generators for the use of transmission lines, and the way in which energy projects will be auctioned.
     In 2005, the new regulatory framework was consolidated, with the regulation of issues particularly relevant for CVRD, including Resolution No. 166, which exempts self-producers such as CVRD from certain regulatory fees levied on the energy used by the producers themselves, and Decree No. 5,597, which allows industrial units to opt between accessing the transmission systems directly or indirectly through a distributor. Decree No. 5,597 is particularly important for our operations, because it allows us to more efficiently access our energy supply, incurring lower costs and obtaining higher quality.
     Other important milestones were reached in 2005, such as the power purchase auctions for distribution companies and the competitive auctions for new generation licenses. The auction for new generation licenses should help ensure supply for the next few years but there is still uncertainty regarding the reliability of supply beyond 2010.
     Because the regulation for the sector is relatively recent and not yet fully implemented, we cannot be certain of the material impact that this new law could have on our energy business. Changes in the regulatory environment could adversely impact our energy investments. Valesul is currently engaged in litigation regarding the rates that Light charges Valesul for the transmission of electricity. See Item 8. Financial Information—Legal Proceedings.

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
     Legal Reserve. Under the Brazilian Forest Code, as amended, the exploration of economic activities in the Amazon basin can only reach 20% of a project’s land. We have a number of projects in the Amazônia Legal region (comprised by the states of Acre, Amazonas, Amapá, Pará, Rondônia, Roraima and Tocantins, as well as part of the states of Mato Grosso and Maranhão), such as the mining sites of CVRD, MRN, PPSA and CADAM. We are currently below the exploitation threshold in all of these projects. However, some of our mines may approach this threshold as we expand our operations. There are a number of uncertainties regarding the scope and application of the Brazilian Forest Code, as amended, in particular where a company has pre-existing operations, as is the case with our current mining operations.
     Prevention and Environmental Control Measures. Our environmental policies also aim to prevent, control and reduce the environmental impact caused by our business operations. To that end, we have made significant environment-related investments in our facilities and in employee training programs (approximately US$44.5 million in 2005). We are also investing to develop environmental projects directed at the communities located near our facilities (approximately US$9 million in 2005).
     Water Use. We are intensive water users in eleven states with hydrological resources that vary from very high water availability in the Amazon region to the scarcity in the northeast of Brazil. The Hydrological Resources Management System that is being implemented throughout CVRD includes evaluation of the availability of water in the areas where we operate and programs to rationalize and control water use. We continually monitor new water legislation and regulations and take particular interest in requirements adopted under the National Policy of Hydrological Resources, established by Law No. 9,433/1997, which defines the conditions for obtaining water use grants and for effluents disposal. CVRD also participates in the National Council of Hydrological Resources and the Local River Basin Committees, which provides the strategic approach and taxation criteria for each basin. Water use taxation has been discussed since 2002. Valesul, which is located in the Paraíba river basin, in the state of Rio de Janeiro is the first of our affiliates to be requested to pay a fee for water use and began paying nominal fees in 2004. No decision has yet been made in any other region where CVRD operates.
     ISO Certifications. Our environmental management system is based on International Organization for Standardization (ISO) standard 14001. We have obtained 20 certificates covering iron ore and manganese ore production, pelletizing and ferroalloys plants, port operations, our research center, operations of the aluminum production cycle (alumina and aluminum) and kaolin production facilities. Samarco and MRN are also certified under this standard.
     Environmental Control Systems: As a mining company, air emissions control is one of our main objectives, including in our pelletizing plants. Control equipment and systems, such as stockpiles and road water aspersion and use of chemical dust suppressants or installation of filters and electrostatic precipitators at our facilities are complemented by comprehensive monitoring systems and control software. Besides achievement of legal compliance, air quality in the installations and its effects in the neighboring communities are continuously evaluated and we make necessary investments for air quality improvement.
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
     Our environmental program also includes reforestation projects, which are intended to protect the soil against erosion and to create buffers between our activities and communities in the surrounding areas. We partner with universities and governmental research entities to conduct extensive research to develop procedures for reforestation, soil protection using native species of the managed regions and for the improvement of the growth and growth rate of seedlings. Comprehensive fauna and flora investigations are performed as an ongoing activity, mainly in the Carajás region, to comprehend and avoid the environmental risks involved in investing in potentially sensitive areas.
     We also participate in the maintenance and preservation of approximately 1.3 million hectares of Brazilian forests, including the National Carajás Forest in the Amazon, and we own and preserve the Vale do Rio Doce Natural Reserve, one of the remaining areas of the Atlantic Forest in the state of Espírito Santo. In 2005, US$1.4 million was spent on this activity.
     In the last twenty years we have provided support to the indigenous communities in the areas of education, health, infrastructure development and technical assistance with the aim of enhancing life quality and self-sustainability of these communities. Expenditures on these programs amounted to US$7.4 million in 2005.
     In the first quarter of 2006, protesters blocked the Carajás railroad on three occasions. These blockages had a negative impact on our iron ore shipments, causing a reduction of approximately one million tons. We immediately took all legal measures required to remove the protestors. Although we will defend ourselves vigorously against such actions, and will continue to provide support to the communities that live in the vicinity of the Carajás railroad, future efforts by protestors to disrupt our logistic operations could have a negative impact on our activities. See Item 3. Risk Factors–Risks Related to Our Business – Actions by protestors, including from indigenous communities that live near our mining sites, may hamper our mining and logistic operations.
CAPITAL EXPENDITURES
     The table below sets forth our historical capital expenditures by business area for the periods indicated. See Item 5. Overview—Key Factors Affecting Revenues and Results of Operations—Divestitures and Asset Sales, for a description of our divestitures.

	For the Year Ended December 31,
	2003		2004		2005
	(in millions of US$)
Ferrous Minerals	US$	698	US$	636	US$	1,584
Non-ferrous Minerals		332		302		264
Logistics		274		484		1,092
Aluminum		79		224		669
Coal		—		10		135
Energy		40		79		125

Corporate center		120		178		108

Acquisitions and other investments		448		143		840

Total	US$	1,991	US$	2,056	US$	4,817

2005 Capital Expenditures and Budgeted Capital Expenditures for 2006
     The information above on capital expenditures is based on average monthly exchange rates. The consolidated statement of cash flows presents information on additions to investments, additions to property, plant and equipment and acquisitions recognized on an accrual basis. The value of acquisitions still unpaid or partially paid is registered as “increase in liabilities, suppliers” in the consolidated statement of cash flow.
     We also track our capital expenditures on the basis of daily cash disbursements. On this basis, during the year 2005, CVRD made capital expenditures and other investments of US$4,161 million, of which US$2,604 million was in organic growth, composed of US$2,314 million in projects and US$290 million in research and development; while US$757 million was invested in maintaining existing business, and US$800 million in acquisitions. Total capital expenditures in 2005, excluding spending on acquisitions and other investments, were US$3,361 million. The difference between these figures and our accounting figures is due to carry over of due payments in the amount of US$258 million and differences in exchange rates of US$398 million.
     In 2005, CVRD concluded three important projects: the Aimorés hydroelectric power plant, the Fábrica Nova iron ore mine and the expansion of our Taquari-Vassouras potash mine. See Item 4 – Acquisitions, Asset Sales and Significant Changes in 2005 and 2006.
     In our financial planning for 2006, we have budgeted US$4,626 million for capital expenditures in 2006. Of this total, 86.2%, or US$3,558 million, will be growth capital expenditures and the remaining US$1,068 million will be capital expenditures for maintaining existing operations (“stay-in-business capital expenditures”).
     The following table describes our expenditures for our main investment projects in 2005 and our budgeted expenditures for projects in 2006, together with estimated total expenditures for each project:

Area	Project	Actual	Budgeted		Status
		2005	2006	Total
		(in millions of US$)
Ferrous Minerals	Expansion of Carajás iron ore mines to 85 million tons per year (Northern System)	168	41	296	This project will add 15 million tons per year to our production capacity and is scheduled to be completed in the third quarter of 2006.

	Expansion of Carajás iron ore mines to 100 million tons per year (Northern System)	—	289	366	This project will add 15 million tons per year to our production capacity and is scheduled to be completed in the second half of 2007.

	Brucutu iron ore mine (Southern System)	354	310	856	Phase I of the project is expected to be completed in the second quarter of 2006, bringing nominal production capacity to 12 million tons per year. Completion of Phase II is planned for the first quarter of 2007, bringing capacity to 24 million tons per year. Studies are in progress for expansion to 30 million tons per year.

	Expansion of Fazendão iron ore mine (Southern System)	3	39	100	Project for 14 million tons per year of run-of-mine (ROM) iron ore. Work is planned to begin in the first half of 2006, with targeted completion and start-up in the fourth quarter of 2007.

	Expansion of Fábrica iron ore mine (Southern System)	7	88	144	Project to expand capacity by 5 million tons per year from 12 to 17 million tons per year, with targeted start-up in the fourth quarter of 2007.

	Expansion of the Tubarão Port (Southern System)	31	20	65	Project to expand conveyor belt systems and cargo handling area machinery, and build new cargo handling areas. Completion scheduled for the first quarter of 2007.

	Itabiritos pelletizing plant (Southern System)	—	338	759	This project comprises a pelletizing plant, located in the state of Minas Gerais, with nominal capacity of 7 million tons per year, and an iron ore concentration plant. Start up is targeted for the second half of 2008.

	Tubarão VIII palletizing plant (Southern System)	—	31	516	Pelletizing plant with nominal capacity of 7 million tons per year located at the Tubarão Complex. Completion and start-up scheduled for 2008. This project is subject to CVRD Board of Directors approval.

Coal	Metallurgical coke plant	11	9	26	Acquisition of a 25% stake, in association with the Chinese coal producer Yankuang, in Shandong Yankuang International Coking Ltd, to produce metallurgical coke. The project has estimated production capacity of 2 million tons per year of coke and 200,000 tons per year of methanol. Start-up scheduled for the first half of 2006.

Non-ferrous minerals	118 copper mine	—	21	232	118 is expected to have production capacity of 36,000 tons per year of copper cathode. The principal equipment has been ordered. Start-up is scheduled for the first half of 2008.

	Vermelho nickel mine	5	97	1,200	The estimated production capacity of 46,000 tons per year of metallic nickel and 2,800 tons per year of cobalt. The main equipment has been ordered. The EPCM (Engineering, Procurement Construction Management) was contracted in December 2005. Work on obtaining the environmental license is in progress. Start-up of the mine is scheduled for the fourth quarter of 2008.

Aluminum	Expansion of Alunorte: stages 4 and 5—alumina	396	144	583	Stages 4 and 5 will increase the alumina refinery’s capacity to 4.4 million tons per year from the current 2.4 million tons per year. Stage 4 and 5 were completed in the first quarter of 2006.

	Paragominas I bauxite mine	182	210	352	Our construction of the first module of this mine with estimated production capacity of 5.4 million tons per year is scheduled to be completed in the first quarter of 2007. The construction of the 244-km ore pipeline, which will carry bauxite from the mine to the alumina refinery in Barcarena, state of Pará, is expected to be completed on March 2006.

	Expansion of Alunorte: stages 6 and 7—alumina	—	239	846	Stages 6 and 7 will increase alumina refinery capacity to 6.26 millions tons per year, with start-up planned for the second quarter of 2008.

Area	Project	Actual	Budgeted		Status
		2005	2006	Total
		(in millions of US$)
	Paragominas II bauxite mine	—	14	196	The second module of Paragominas will add 4.5 million tons per year of bauxite to the production capacity of 5.4 million tons per year achieved on the first module. Start-up is scheduled for the second quarter of 2008.

Logistics	EFVM, EFC, FCA: acquisition of locomotives and wagons	465	379	379	In 2006, we expect to purchase 22 locomotives (all of them for iron ore transportation) and 1,426 wagons (150 for general cargo transportation and 1,276 for iron ore transportation).

Power Generation	Capim Branco I and II hydroelectric power plants	90	61	181	These two power plants on the Araguari river in the state of Minas Gerais will have generation capacity of 240MW and 210MW respectively. Capim Branco I started operating in the first quarter of 2006, while the start-up of Capim Branco II is planned for the first quarter of 2007.

	Estreito hydroelectric power plant	—	68	355	Located on the Tocantins river, between the states of Maranhão and Tocantins. It will have generation capacity of 1,087 MW. Construction is planned for the first half of 2006, subject to obtaining operational license. The start-up of its first rotor is expected for the second half of 2009.

Steel joint ventures	Ceará Steel	—	11	25	Steel slab project located at Ceará state, with nominal production capacity of 1.5 million tons per year. Operations are scheduled to start in 2009.

	CSA	—	72	200	Steel slab project located at Rio de Janeiro state, with nominal production capacity of 4.4 million tons per year. Operations are scheduled to start in 2009.
     In addition to these projects, CVRD has budgeted US$491 million for research and development. Of the total budgeted, 57% is expected to be spent in Brazil and 43% in South America, Africa, Asia and Australasia.
     All figures reported in the table above are presented on a cash basis, according to our financial planning for 2005 and 2006.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
Overview
     In 2005, we saw our third consecutive year of record growth in revenues, operating income and net income. In spite of increasing cost pressures – due primarily to higher prices for equipment and raw materials reflecting the high production levels in the mining industry, higher costs for fuel and energy, and the appreciation of the real against the U.S. dollar – we generated net income of US$4,841 million in 2005, an 88.1% increase over 2004. Our results were driven primarily by a 73.9% increase in operating income, reflecting a 58.6% increase in net revenues and improved overall operating margins, which increased from 38.7% of net revenues in 2004 to 42.5% in 2005. The increase in revenues reflected strong demand and rising prices for our principal products driven principally by continued strong demand from China and expanded demand from our other markets in Asia and Europe, as well as high production levels supported by new projects coming on stream, operation at full capacity at most of our units and productivity gains. The higher overall operating income margins resulted primarily from a significant increase in average selling prices for iron ore and pellets. The increase in iron ore and pellet operating margins more than offset operating margin declines in our other operating segments.

Demand
     Demand for iron ore and pellets
     In recent years, we have experienced a significant increase in demand, particularly from China. Demand for our iron ore products is a function of global demand for steel, which is, in turn, heavily influenced by worldwide economic activity. Global demand for steel has been growing since 2002. Global demand for seaborne iron ore grew at a rate of approximately 11% in 2005.
     Demand for iron ore and pellets exceeded our production capacity throughout 2005, and we expect that this situation will also prevail in 2006. We continue to invest to increase capacity, and our programmed iron ore production for 2006 is higher than in 2005, but we continue to face excess demand. We expect to continue purchasing and reselling iron ore from third parties to meet the shortfall. In 2005, we purchased 16.4 million tons of iron ore and pellets from third parties, and we expect these purchases to remain at similar levels in 2006.
     Demand for aluminum-related products
     Demand for aluminum-related products is driven primarily by world economic conditions. In recent years, China has been the primary driver of demand in the aluminum sector. World demand continues to be strong, especially for alumina.
     Demand for transportation services
     Demand for our customers’ transportation services in Brazil is primarily driven by growth in the Brazilian economy, mainly in the agricultural and steel sectors. Demand for rail transportation grew more slowly in 2005 than in recent years, but we expect renewed growth in 2006 particularly due to the recovery in agricultural production. We are better positioned to meet demand after enlarging our wagon and locomotive fleets and improving the reliability of our rail networks, particularly FCA.
Production Capacity
     Capacity expansions are a key factor influencing our revenues. We continue to invest in expanding capacity at a large number of facilities. Completed expansions that had a significant effect on 2005 results included the following:
•	Our greenfield iron ore project at Fábrica Nova, which has a capacity of 15 million tons per year, began operations in the second quarter of 2005 and produced 7.8 million tons in 2005.

•	We completed our capacity expansion project at the Taquari-Vassouras potash mine in September 2005, increasing its capacity from 600,000 tons per year to 850,000 tons per year. We expect a significant increase in production in 2006.

•	We purchased 125 locomotives and 5,414 wagons in 2005 to expand the general cargo and iron ore transportation capacity of our railroads.

In 2006, we expect to complete the following major projects:

•	An expansion project at Carajás, designed to increase the nominal capacity of the mine to 85 million tons per year from the current 70 million tons per year, is expected to be completed in the second half of 2006.

•	Phase I of the Brucutu iron ore mine, with nominal production capacity of 12 million tons per year, is targeted for completion in the third quarter of 2006.

•	The expansion of our Tubarão Port in the Southern System is targeted for completion by December 2006.

•	Our Yankuang metallurgical coke plant, with an estimated production capacity of 2 million tons of coke per year and 200,000 tons per year of methanol, is targeted to begin production in the first half of 2006.

•	Stages 4 and 5 of the expansion of Alunorte, designed to increase nominal capacity to 4.4 million tons per year from the current 2.4 million tons per year, were completed in the first quarter of 2006.

•	We are purchasing an additional 22 locomotives (all for iron ore transportation) and 1,426 wagons (primarily for iron ore transportation).
     See Item 4. Information on the Company—Capital Expenditures for more details concerning our 2006 capital expenditures budget.
Prices
     Ores and metals
     Iron ore. Our iron ore sales are made pursuant to long-term supply contracts, which provide for annual price adjustments. Cyclical changes in the global demand for steel products affect sales prices and volumes in the world iron ore market. Different factors influence prices for iron ore, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content and the type and concentration of contaminants (such as phosphorus, alumina and manganese ore) in the ore. Fines, lump ore and pellets typically command different prices. We generally conduct annual price negotiations beginning in November of each year and ending early in the following year. Due to the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are not considered commodities. This factor combined with the structure of the market has prevented the development of an iron ore futures market. We do not hedge our exposure to iron ore price volatility.

Reference Prices for Europe in US$ cents/metric ton Fe unit
Year	Carajás fines	Standard sinter feed	Blast furnace pellets
2003	31.95	31.04	52.00
2004	37.90	36.45	61.88
2005	65.00	62.51	115.51
2006	77.35	74.39	112.05
     Driven by continued high levels of demand in the global seaborne iron ore market, customer demand for iron ore and pellets continued to exceed our production capacity in 2005. Reflecting this excess demand, we reached agreements with major steelmakers in February 2005 under which our reference prices for iron ore and pellets increased by an average of 71.5% and 86.67% respectively. These price increases had a significant positive effect on our gross revenues in 2005. Our reference prices per Fe unit for Carajás iron ore fines increased across-the-board in 2005 by 71.5% from 2004 levels, after increasing by 18.62% in 2004 from 2003 levels. We experienced similar trends in the market for pellets, where reference prices increased by 86.67% in 2005, after increasing by 20.1% in 2004.
     In May 2006, we reached agreements with major steelmakers under which our reference prices for Carajás (SFCJ) and Southern System (SSF) iron ore fines increased by 19.0% relative to 2005. Blast furnace pellet prices, both from the Tubarão and São Luís plants, will be reduced by 3.0% relative to 2005.
     Aluminum-related operations. Aluminum is sold in an active world market where prices are determined by reference to prices prevailing on terminal markets, such as the London Metal Exchange and the New York Mercantile Exchange or NYMEX, at the time of delivery. The following table sets forth the three-month average market prices for aluminum on the London Metal Exchange for the periods indicated.

Aluminum
1Q03	1,392.04
2Q03	1,379.55
3Q03	1,419.94
4Q03	1,519.80
1Q04	1,667.37
2Q04	1,687.60
3Q04	1,716.60
4Q04	1,813.80
1Q05	1,888.60
2Q05	1,796.32
3Q05	1,847.49
4Q05	2,066.54
1Q06	2,443.54

Source:	Bloomberg.

     We are engaged in the production and sale of bauxite, alumina and aluminum primarily through several joint ventures. Some of them are consolidated subsidiaries and others are unconsolidated, and we account for them on the equity method. The basic arrangements are as follows:
•	MRN (an unconsolidated joint venture) produces bauxite. It sells on a take-or-pay basis to us and the other joint venture partners, at a price that is determined by a formula linked to the price of aluminum for three-month contracts in the London Metal Exchange and to the price of alumina exported from Australia.

•	Alunorte (a consolidated subsidiary) produces alumina. It purchases all of its bauxite requirements from MRN, and its annual purchase commitment for 2005 was approximately US$150 million. It sells alumina on a take-or-pay basis to us and the other joint-venture partners in proportion to their respective interests, at a price which is determined by a formula based on the price of aluminum for three-month contracts on the London Metal Exchange. In 2005, Alunorte’s alumina production was sold 60.2% to clients located in other countries than Brazil, 33.4% to Albras, and 6.4% to Valesul.

•	Albras (a consolidated subsidiary) produces primary aluminum. It sells on a take-or-pay basis to us and the other joint-venture partners, in proportion to their respective interests. We sell the aluminum we purchase from Albras directly to customers.

•	Valesul (an unconsolidated joint venture) also produces aluminum. We do not have a take-or-pay commitment to Valesul, which sells aluminum products directly to its customers.
     Manganese ore and ferroalloys. Manganese ore and ferroalloy prices are influenced by trends in the steel market. Manganese ore prices are generally negotiated on an annual basis using a benchmark established in the Japanese market based on the reference price for the related ferroalloys. Ferroalloy prices are negotiated in open bids, quarterly contracts (particularly in Europe) or on a spot basis. They are influenced by a number of factors and are more volatile than prices for manganese ore. Among the principal factors are the price of manganese ore, the inventories held by producers or traders, occasional interruptions in production and anti-dumping tariffs in the main markets (U.S., Europe, Japan and South Korea). Average manganese ore prices increased 11.2%, rising from US$75.8 per ton in 2004 to US$84.3 per ton in 2005. Average ferroalloy prices decreased 11.5%, from US$957.1 per ton in 2004 to US$846.8 per ton in 2005, reflecting oversupply in the ferroalloy market due to significant global production growth in 2004.
     Given the global excess supply that resulted in inventory accumulation and falling ferroalloy prices, we decided to shut down our ferroalloy plant in Norway between August and November 2005. We also decided to operate our ferroalloy plant in France below its nominal capacity. As ferroalloy inventories were consumed and prices stabilized, we resumed full capacity operation at our Norwegian and French plants in December 2005. On the other hand, given the weakness in Brazilian demand for ferroalloys, we have decided to shut down temporarily three furnaces of our Simões Filho plant, in the state of Bahia, Brazil, since January 2006.
     Potash and kaolin. Our average selling prices for potash increased 18.3%, from US$196.8 per ton in 2004 to US$232.9 per ton in 2005. Our average kaolin prices increased 6.1% from US$136.7 per ton in 2004 to US$145.0 per ton in 2005.
     Copper. We sell our copper concentrate in an active world market where prices are determined on the basis of (i) prices on terminal markets, such as the London Metal Exchange and the COMEX, at the time of delivery and (ii) treatment and refining charges negotiated with each customer. World copper prices increased 40.5% in 2005 relative to 2004. These high prices reflect increased global demand, primarily from China, and the historically low level of inventories.
     Logistics. We earn our logistics revenues primarily from fees charged to customers for the transportation of cargo via our railroads, ports and ships. Most of these revenues are earned by our railways, and nearly all of our logistics revenues are denominated in reais.

Prices in the Brazilian railroad market are subject to maximum levels set by the Brazilian regulatory authorities, but they primarily reflect competition with the trucking industry.
Currency Exchange Rates
     Most of our revenues are U.S. dollar-denominated, while most of our costs (other than debt service expenses) are denominated in reais. As a result, the strength of the real in recent years has had a negative effect on our reported financial results from operations. On the other hand, because most of our debt is dollar-denominated, appreciation of the real causes us to record foreign exchange gains. Changes in exchange rates had a negative effect on our operating income in 2005. The average R$/US$ exchange rate was R$ 2.9257 during 2004 and R$ 2.4341 during 2005, representing a 16.8% appreciation of the real. The U.S. dollar depreciated by 11.0% from year-end 2004 to year-end 2005, compared to 8.1% from year-end 2003 to year-end 2004, resulting in higher foreign exchange and monetary gains in 2005 than in 2004.
Acquisitions and Dispositions
     We have made several significant acquisitions and dispositions in recent years. See Item 4. Information on the Company—Business Overview—Recent Acquisitions, Dispositions and Significant Changes in 2005 and 2006 for more details concerning our recent acquisitions and dispositions. Some of our acquisitions do not immediately affect our financial performance, because investments over a period of time are required before they produce revenues. The acquisition of CAEMI in September 2003, however, contributed substantially to our increased revenues in 2004. Our performance was also affected by our divestitures of our last remaining gold mine, Fazenda Brasileiro, in August 2003; Sepetiba Tecon S.A. and Companhia Ferroriária do Nordeste – CFN in November 2003; and our stake in CST in July and December 2004. We recorded gains on our sale of our stake in CST amounting to US$404 million in 2004 and gains of US$126 million on our sale of our stake in Quebec Cartier Mining in 2005.
Inflation in Brazil
     As measured by the IGP-M Index, the Brazilian inflation rate was approximately 8.7% in 2003, 12.4% in 2004 and 1.2% in 2005. In the first four months of 2006, the Brazilian inflation rate was approximately 0.27%. Most of our costs are incurred in Brazil in reais, while most of our revenues are earned outside of Brazil in U.S. dollars. Inflation has a negative impact on our operating margins, which has been accentuated in 2004 and 2005 by appreciation of the real against the U.S. dollar.
Operating expenses
     Our principal operating expenses consist of cost of goods sold, selling, general and administrative expenses and research and development expenses.
•	Cost of goods sold. Our cost of goods sold consists principally of costs for raw materials (especially bauxite purchased under take-or-pay arrangements from MRN, and iron ore and pellets purchased from third parties), services (especially mine waste removal and freight), materials and supplies, labor, fuel, energy, and depreciation and depletion.

•	Selling, general and administrative expenses. Our selling, general and administrative expenses consist principally of the expenses of our corporate headquarters.

•	Research and development expenses. Our research and development expenses consist primarily of investments related to mineral exploration and studies for the development of projects. We expect our research and development investments to increase in 2006.
Brazilian Taxes
     We are subject to a number of Brazilian taxes. The main taxes are:
•	Value-added taxes and revenue taxes – Our gross revenues include value-added taxes that we collect on our sales operations. Net operating revenues represent gross revenues less value-added taxes and revenue taxes. Value-added tax (ICMS) is paid to the state fiscal authorities and revenue taxes (PIS and COFINS) to the federal fiscal authorities. These taxes (ICMS, PIS and COFINS) are recorded under the line item “taxes on revenues”. Export sales are currently exempt from both value-added and revenue taxes.

•	Income tax and social contribution on profits – Income taxes in Brazil include the federal income tax and a social contribution on profits, which represents an additional federal tax. The statutory composite tax rate is 34%, composed of 25% federal income tax rate plus a 9% social contribution on profits rate.
Results of Operations—2005 Compared to 2004
Revenues
     Our gross operating revenues rose to US$13,405 million in 2005, a 58.1% increase over 2004. Our net operating revenues increased 58.6% to US$12,792 million in 2005. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

	Year ended December 31,
	2005		2004		% Change
	(in millions of US$)
Iron ore and pellets
Iron ore	US$	7,396	US$	3,995	85.1%
Pellets		2,083		1,148	81.4

Subtotal		9,479		5,143	84.3
Manganese and Ferroalloys		571		701	(18.5)
Potash		149		124	20.2
Kaolin		177		164	7.9
Copper		391		201	94.5

Minerals and metals		10,767		6,333	70.0
Revenues from logistic services		1,216		877	38.7
Aluminum-related products		1,408		1,250	12.6
Other products and services		14		19	(26.3)

Gross revenues		13,405		8,479	58.1
Value-added tax		(613)		(413)	48.4

Net operating revenues	US$	12,792	US$	8,066	58.6%

     Iron ore. Gross revenues from iron ore increased by 85.1% from US$3,995 million in 2004 to US$7,396 million in 2005, driven primarily by a 66.3% increase in average selling prices and a 11.4% increase in shipments of iron ore. The price increases resulted mainly from the 71.5% rise in iron ore prices agreed with major steelmakers in February 2005, which was retroactive to January for most clients in Europe and to April for most clients in Asia. We also increased our shipments of iron ore by 23.1 million tons, or 11.4%, compared to 2004. The increase in shipments was made possible by higher production at our existing mines, initial production increases under capacity expansion projects at Capão Xavier and Fábrica Nova, and an increase in iron ore purchases from third parties from 15.9 million tons to 16.4 million tons, in response to strong demand growth.
     Pellets. Gross revenues from pellets increased by 81.4%, from US$1,148 million in 2004 to US$2,083 million in 2005. The increase was driven primarily by a 77.8% rise in average selling prices. The price increases reflect the 86.67% rise in pellet prices we established with major steelmakers in February 2005, which was retroactive to January for most clients in Europe and to April for most clients in Asia. Total shipments in 2005 of 28.5 million tons were 3.6% higher than the 27.5 million tons in the same period in 2004, primarily reflecting higher production at our pelletizing plants in response to demand.
     Manganese ore and ferroalloys. Gross revenues from sales of manganese ore and ferroalloys decreased by 18.5%, from US$701 million in 2004 to US$571 million in 2005. Because of lower market prices for ferroalloys, we reduced production during 2005. See Item 5. Operating and Financial Review and Prospects—Overview—Prices—Manganese ore and ferroalloys. As a result:

•	Gross revenues from ferroalloys decreased by 21.0%, from US$625 million in 2004 to US$494 million in 2005, due to a 14.1% decrease in sales volume and an 11.5% decrease in average selling prices.

•	Gross revenues from manganese ore remained stable, at US$76 million in 2004 and US$77 million in 2005, reflecting an 11.2% increase in average selling prices and a 9.5% decrease in volume.
     Potash. Gross revenues from sales of potash increased by 20.2%, from US$124 million in 2004 to US$149 million in 2005. The increase was driven by an 18.3% rise in average selling prices, reflecting strong demand. Sales volume increased by 1.6%.
     Kaolin. Gross revenues from sales of kaolin increased by 7.9%, from US$164 million in 2004 to US$177 million in 2005 due principally to a 6.1% increase in average selling prices. Volume remained relatively stable.
     Logistics services. Gross revenues from logistics services increased by 38.7% from US$877 million in 2004 to US$1,216 million in 2005. The increase reflects the appreciation of the real, since our prices are generally denominated in reais, as well as price increases in reais. In particular:
•	Revenues from railroad transportation increased by 44.0%, from US$612 million in 2004 to US$881 million in 2005. Average prices increased by 50.0%. Volume shipped remained stable.

•	Revenues from port operations increased by 32.9%, from US$173 million in 2004 to US$230 million in 2005. Average prices increased by 25.7%. Volume increased by 6.7%.

•	Revenues from shipping increased by 14.1%, from US$92 million in 2004 to US$105 million in 2005. Average selling prices increased by 25.0%. Volume decreased by 5.0% due to operational problems with one of our ships.
     Aluminum-related products. Gross revenues from aluminum-related products increased 12.6%, from US$1,250 million in 2004 to US$1,408 million in 2005. The main drivers were:
•	An 11.4% increase in gross revenues from sales of aluminum, from US$739 million in 2004 to US$823 million in 2005. This increase was mainly driven by an 8.9% rise in average selling prices, reflecting strong worldwide demand for aluminum. Volume increased by 4.0% due to production increase.

•	A 15.9% increase in gross revenues from sales of alumina, from US$458 million in 2004 to US$531 million in 2005. The increase in alumina gross revenues resulted from a 2.2% increase in sales volume and an increase in worldwide demand for alumina that drove a 13.5% increase in average selling prices.

•	Gross revenues from sales of bauxite remained stable, at US$54 million in 2005, compared to US$53 million in 2004. An 11.3% increase in average selling prices due to a general rise in worldwide bauxite prices was partially offset by an 8.3% decrease in volume, reflecting higher consumption of bauxite by our Alunorte subsidiary, which reduced the amount of bauxite available for sale to clients.
     Copper. Copper production at CVRD started in June 2004. Gross revenues from sales of copper nearly doubled to US$391 million in 2005 from US$201 million in 2004, when we had only seven months of copper production. The output from our Sossego copper mine in 2005 was lower than initially expected due to the need to replace equipment because of harder than expected rock conditions. The new equipment started to operate in the fourth quarter of 2005. Problems with the ball mill caused significant production decreases in the first quarter of 2006. We do not expect to reach full capacity in 2006. Gross revenues in 2005 were also positively impacted by copper prices, which continue to post record levels, reflecting strong Chinese demand, disruptions in production worldwide and lower levels of reported inventories.
     Other products and services. Gross revenues from other products and services decreased 26.3%, from US$19 million in 2004 to US$14 million in 2005.

Operating costs and expenses
     Like other mining and metals companies, we are currently experiencing high prices for equipment, replacement parts, energy, raw materials and services. The appreciation of the real against the U.S. dollar has increased these pressures for us, because approximately 70% of our costs are denominated in reais. The following table summarizes our operating costs and expenses for the periods indicated.

	Year ended December 31,
	2005		2004		% change
	(in millions of US$)
Cost of ores and metals	US$	4,620	US$	2,881	60.4
Cost of logistic services		705		513	37.4
Cost of aluminum-related products		893		674	32.5
Others		11		13	(15.4)

Cost of goods sold		6,229		4,081	52.6
Selling, general and administrative expenses		581		452	28.5
Research and development		277		153	81.0
Employee profit sharing plan		97		69	40.6
Other costs and expense		176		188	(6.4)

Total operating costs and expenses	US$	7,360	US$	4,943	48.9

Cost of goods sold
     General. Total cost of goods sold increased 52.6%, from US$4,081 million in 2004 to US$6,229 million in 2005. This increase resulted primarily from the following factors:
•	The average value of the real increased 16.8% against the U.S. dollar in 2005 compared to the 2004. Because approximately 70% of our costs and expenses are denominated in reais, this led to increased U.S. dollar costs.

•	Material costs increased by US$646 million, or 58.3%, in 2005, driven primarily by the rise in the price of raw materials and fuel, as well as expanded production and an increase in prices for spare parts.

•	Outsourced services costs increased by US$670 million, or 82.4%, in 2005, driven primarily by higher sales volumes, increases in rail freight charges, increased waste material removal in the mines and higher prices for maintenance services.

•	Cost of iron ore and pellets purchased from other mining companies increased by 60.5%, reflecting price increases in 2005 as well as higher volumes purchased. Iron ore purchased from third party suppliers in 2005 increased to 16.4 million tons, 3.2% more than the 15.9 million tons purchased in 2004.

•	Energy costs increased by US$141 million, or 44.8%, in 2005 driven primarily by higher electricity prices under the Albras long-term energy supply contract. In addition to the basic price, the seller participates in earnings from our sale of primary aluminum when the price exceeds US$1,450.00 per ton, as registered at the London Metal Exchange (LME). The LME price has exceeded the threshold during the entire contract to date.
     Cost of ores and metals. Cost of ores and metals sold increased by 60.4% to US$4,620 million in 2005 from US$2,881 million in 2004, primarily due to higher input prices, the appreciation of real against the U.S. dollar and the increased production. The cost of ores and metals during 2005 also reflected a US$130 million increase in costs related to our Sossego copper mine, which began operations in June 2004.
     Cost of logistics services. Cost of logistics services increased by 37.4%, from US$513 million in 2004 to US$705 million in 2005 due to higher cargo volumes, higher fuel costs, higher freight costs charged by MRS and the appreciation of the real against the U.S. dollar.

     Cost of aluminum-related products. Cost of aluminum-related products increased by 32.5%, from US$674 million in 2004 to US$893 million in 2005, primarily reflecting higher prices for the bauxite Alunorte acquires from MRN, higher fuel prices, and higher prices under the Albras long-term energy supply contract.
     Cost of other products and services. Cost of other products and services decreased from US$13 million 2004 to US$11 million in 2005.
    Selling, general and administrative expenses
     Selling, general and administrative expenses increased 28.5%, from US$452 million in 2004 to US$581 million in 2005. The increase resulted primarily from higher selling expenses due to the increase in sales volume, an annual increase in the salary of administrative employees and the appreciation of the real against the U.S. dollar.
    Research and development expenses
     Research and development expenses increased by 81.0%, from US$153 million in 2004 to US$277 million in 2005, due to increase in mineral exploration and project studies in several regions, including South America, Asia, Africa and Australia.
    Other costs and expenses
     Other costs and expenses decreased from US$188 million in 2004 to US$176 million in 2005. The decrease resulted primarily from a lower loss provision relating to ICMS taxes.
Operating Income by Segment
     The following table provides information concerning our operating income by segment and as a percentage of revenues for the periods indicated.

	Year ended December 31,
	2005			2004
	Segment operating income (loss)			Segment operating income (loss)
			(% of segment net			(% of segment net
	(in millions of US$)		operating revenues)	(in millions of US$)		operating revenues)
Ferrous minerals
Iron ore	US$	4,085	57.0%	US$	1,836	47.5%
Pellets		661	33.0		268	24.3
Manganese ore		(11)	—		26	36.1
Ferroalloys		83	18.6		243	42.4
Non-ferrous minerals
Gold		—	—		(2)	—
Potash		44	31.9		53	48.6
Kaolin		(26)	—		51	32.3
Copper		146	38.1		92	46.5
Aluminum-related
Alumina		37	7.3		71	16.1
Aluminum		395	48.3		435	59.1
Bauxite		5	9.3		5	9.4
Logistics
Railroads		173	23.5		150	29.3
Ports		65	33.2		51	35.4
Ships		(7)	—		(39)	—
Others		(218)	—		(117)	—

Total	US$	5,432	42.5	US$	3,123	38.7

     Our operating income increased as a percentage of net operating revenues from 38.7% in 2004 to 42.5% in 2005. This increase was driven primarily by higher revenues and operating margins in the iron ore and pellets businesses. In each of these segments, higher prices more than offset the production cost increases described above.
     The improvement in the iron ore and pellet segments was partially offset by a decline in the operating margins of most of our other segments:

•	The decline in aluminum segment margins primarily reflects the appreciation of the real and higher energy and other raw material prices, which more than offset the impact of higher aluminum prices.

•	The decline in kaolin operating margins is due to higher storage and packaging costs and port expenses in Europe and higher fuel costs.

•	The decline in copper operating margins resulted primarily from higher unit operating costs and lower than expected volumes due to the adverse drilling conditions described above.

•	The decline in the railroad segment operating margins primarily reflects higher fuel prices, which were only partially offset by higher average selling prices.
Non-operating income (expenses)
     The following table details our net non-operating income (expenses) for the periods indicated.

	Year ended December 31,
	2005		2004
	(millions of US$)
Financial income	US$	123	US$	82
Financial expenses		(560)		(671)
Foreign exchange and monetary gains (losses) net		299		65
Gain on sale of investments		126		404

Non-operating income (expenses)	US$	(12)	US$	(120)

     We had net non-operating expenses of US$12 million in 2005, compared to net non-operating expenses of US$120 million in 2004. This change primarily reflects:
•	The positive impact of exchange rate movements on our net U.S.-dollar denominated liabilities caused by the appreciation of the real, which was 11.0% in 2005 and 8.1% in 2004.

•	An increase in financial income from US$82 million in 2004 to US$123 million in 2005 due mainly to an increase in treasury funds invested.

•	A decrease in financial expenses from US$671 million in 2004 to US$560 million in 2005, principally due to a reduction in average debt.

•	A gain on sale of investments in 2005 of US$126 million due to the sale of Quebec Cartier Mining Company in July 2005, compared to a gain of US$404 million in 2004, due to the sale of CST.
 Income Taxes
     In 2005, we recorded a net income tax expense of US$880 million, compared to US$749 million in 2004. The effective tax rate on our pretax income was 16.2% in 2005 and 24.9% in 2004. Our effective tax rate is lower than the statutory rate because (i) income of some non-Brazilian subsidiaries is subject to lower rates of tax, (ii) we are entitled to deduct the amount of our distributions that we characterize as interest on shareholders’ equity and (iii) we benefit from tax incentives applicable to our earnings on production in particular regions of Brazil. The effective tax rate decreased in 2005 because a higher proportion of our income was generated by non-Brazilian subsidiaries or eligible for tax incentives.
Affiliates and Joint Ventures
     Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments resulted in a gain of US$760 million in 2005, compared to a gain of US$542 million in 2004. The following table summarizes the composition of our equity in results of affiliates and joint ventures and provisions for losses on equity investments for the periods indicated.

	Year ended December 31,
	2005		2004
	(in millions of US$)
Equity in results of affiliates and joint ventures and provision for losses on equity investments
Ferrous	US$	435	US$	170
Logistics		54		33
Aluminum-related products		65		71
Steel		197		271
Coal		9		—
Others		—		(3)

Total equity in results of affiliates and joint ventures and provisions for losses	US$	760	US$	542

     Ferrous Minerals. Our equity in the results of iron ore and pellet affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$435 million in 2005, compared to a gain of US$170 million in 2004. The improvements at each of these affiliates were due to strong demand in the market for iron ore and pellets and higher prices.
     Logistics. In 2005, our equity in the results of logistics affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$54 million, compared with a gain of US$33 million in 2004, reflecting improved results at MRS Logística.
     Aluminum-related. Our equity in the results of our aluminum-related affiliates and joint ventures and provisions for losses on equity investments was US$65 million in 2005, compared to US$71 million in 2004. This decrease resulted primarily from lower results at Valesul due to higher fuel and energy costs, which more than offset improved results at MRN.
     Steel. In 2005, we recorded a net gain of US$197 million in respect of our equity in the results of steel affiliates and joint ventures, compared to a net gain of US$271 million in 2004. The decrease primarily reflects the impact of the sale of CST in 2004 and declining results at CSI in 2005, both of which were partially offset by improved 2005 performance at Usiminas resulting primarily from higher average selling prices.
     Coal. In 2005, we recorded equity in the results of our Longyu coal joint venture of US$9 million. In January 2006, CVRD received its first trial shipment of coal, approximately 40 thousand tons, from China to Brazil.
Results of Operations—2004 Compared to 2003
Revenues
     Our gross operating revenues rose to US$8,479 million in 2004, a 52.9% increase over 2003. Our net operating revenues increased 50.8% to US$8,066 million in 2004. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

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

     Iron ore. Gross revenues from iron ore increased by 50.1% from US$2,662 million in 2003 to US$3,995 million in 2004, driven primarily by a 25.1% increase in shipments of iron ore and a 19.9% increase in average selling prices. The increase in shipments was driven primarily by the consolidation of CAEMI for the entire year in 2004 compared to only four months in 2003. CAEMI accounted for 42.7 million tons of shipments and gross revenues of US$840 million in 2004, compared with 13.9 million tons of shipments and gross revenues of (US$240 million) in 2003. The remaining increase in shipments resulted from higher production at our existing mines (primarily Carajás) and an increase in purchases from third parties from 9.2 million tons to 15.9 million tons. The prices reflect the 18% increase in iron ore price agreed with major steelmakers in January 2004.
     Pellets. Gross revenues from pellets increased by 37.0%, from US$838 million in 2003 to US$1,148 million in 2004. The increase was driven by an 16.4% increase in volume shipped, reflecting the demand for our pellets as well as the full operation of our pelletizing plant in São Luís, which contributed 2.4 million tons, and an 18.7% increase in average selling prices. The price increases reflect the 19% increase in pellet prices agreed with major steelmakers in January 2004.
     Manganese ore and ferroalloys. Gross revenues of manganese ore and ferroalloys increased by 100.9%, from US$349 million in 2003 to US$701 million in 2004. This increase resulted from:
•	A 108.3% increase in gross revenues from ferroalloys, from US$300 million in 2003 to US$625 million in 2004. The increase was driven by strong demand for our principal ferroalloy products from the steel industry and the impact of a full year of ferroalloy production from RDMN in 2004, which drove a 22.7% increase in sales volume, and a 74.7% increase in average selling prices.

•	A 55.1% increase in gross revenues of manganese ore, from US$49 million in 2003 to US$76 million in 2004. Revenues were positively affected by 36.8% increase in average selling prices compared to 2003 while volumes increased by 13.2%.
     Potash. Gross revenues from sales of potash increased by 31.9%, from US$94 million in 2003 to US$124 million in 2004, driven by a 41.1% increase in average selling prices, reflecting strong demand. The higher average selling prices were partially offset by lower sales volume, which decreased 6.5% in 2004. Shipments were lower in 2004 because the production was limited as a result of the expansion project at our Taquari-Vassouras potash mine, which is designed to increase its annual production capacity from 600,000 tons to 850,000 tons.
     Kaolin. Gross revenues from sales of kaolin increased by 70.8%, from US$96 million in 2003 to US$164 million in 2004. US$92 million of our kaolin revenues derives of the consolidation of CADAM through CAEMI, for a full year in 2004, as opposed to US$31 million over four months in 2003. Total volume shipped increased by 84.6%, driven primarily by the CAEMI acquisition. The volume growth was partially offset by a 3.9% decrease in average selling prices, reflecting higher international freight costs.
     Copper. We began selling copper concentrate from our Sossego copper mine in June 2004. During the period from June 2004 to the end of 2004, gross revenues from sales of copper concentrate amounted to US$201 million.
     Logistic services. Gross revenues from logistic services increased by 45.2% from US$604 million in 2003 to US$877 million in 2004. The improved performance in logistics revenues reflects our efforts to add railroad capacity to exploit opportunities provided by agricultural production, especially grains, and increased shipments due to higher Brazilian steel production in 2004. Our gross revenues were also positively affected by the consolidation of FCA beginning September 2003. In particular, the increase in gross revenues from logistic services reflects:
•	A 64.1% increase in gross revenues from railroad transportation, from US$373 million in 2003 to US$612 million in 2004. Of the US$239 million increase in revenues, US$156 million resulted from our consolidation of FCA. The increase reflects a 37.1% increase in volume transported, reflecting the FCA acquisition, the strong demand for general cargo services, which continued to exceed supply, and the expansion of our rolling stock through the addition of wagons and locomotives, as well as a 19.4% increase in average selling prices, reflecting higher prices due to the appreciation of the real, as well as higher real-denominated prices due to increased demand and inflation.

•	A 20.1% increase in gross revenues from port operations, from US$144 million in 2003 to US$173 million in 2004. The increase in port operations gross revenues was driven by a 15.0% increase in average selling prices, reflecting the appreciation of the real as well as higher real-denominated prices due to high demand and inflation.

•	A 5.7% increase in gross revenues from shipping, from US$87 million in 2003 to US$92 million in 2004.
     Aluminum-related products. Gross revenues from aluminum-related products increased 46.7%, from US$852 million in 2003 to US$1,250 million in 2004. The main drivers were:
•	A 130.9% increase in gross revenues from sales of aluminum, from US$320 million in 2003 to US$739 million in 2004. Of the US$419 million increase, the consolidation of Albras was responsible for US$384 million, and the remainder is largely due to the increased worldwide demand for aluminum and improvements that helped expand production. Sales volume increased by 104.8% and the average selling price rose by 20.0%. The price increase primarily reflects strong worldwide demand for aluminum.

•	A 43.2% increase in gross revenues from sales of bauxite, from US$37 million in 2003 to US$53 million in 2004. This increase was largely the result of a 41.0% increase in volume sold. The price remained relatively stable, reflecting that bauxite prices are established based on the aluminum and alumina prices of the three previous quarters, excluding the quarter immediately preceding price negotiations.

•	A 7.5% decrease in gross revenues from sales of alumina, from US$495 million in 2003 to US$458 million in 2004. The decrease in alumina gross revenues resulted primarily from a 32.6% decrease in sales volume due to the consolidation of Albras beginning January 1, 2004 and to higher revenues in 2003 due to resales of alumina purchased in the spot market. The decline in sales volume more than offset a 37.1% increase in average selling prices for alumina driven by the increase in worldwide demand for alumina.
     Gold. Our gold production declined significantly effective August 15, 2003, with the selling of our Fazenda Brasileiro mine. Our gold production now consists solely of gold produced as a by-product of our iron ore operations at Itabira. The copper concentrate we produce in our Sossego mine contains gold. We record all revenues received in respect of the copper concentrate under copper revenues.
     Other products and services. Gross revenues from other products and services decreased 34.5%, from US$29 million in 2003 to US$19 million in 2004, primarily reflecting the sale, in 2003, by RDMN of excess energy to third parties in the Norwegian market during the conversion of its plants in 2003.
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

     Cost of goods sold
     General. Total cost of goods sold increased 30.5%, from US$3,128 million in 2003 to US$4,081 million in 2004. This increase resulted, in part, from the consolidation of Albras, CAEMI and FCA for the full year in 2004, compared with only four months for CAEMI and FCA in 2003 and no consolidation of Albras in 2003. CAEMI and FCA accounted for US$236 million of our cost of goods sold in 2003 and Albras,

CAEMI and FCA accounted for US$708 million in 2004. The other major factors behind the increase in cost of goods sold during 2004 were:
•	Material costs, including fuel and gas, increased by US$301 million, or 39.6%, in 2004, driven primarily by the significant increase in our total production, resulting primarily from the consolidation of CAEMI, FCA and Albras which accounted for US$123 million of the total US$301 million increase, as well as increased prices of fuel and gas.

•	Appreciation of the real against the U.S. dollar and the concurrent increase in inflation as measured by the IGP-M, which reached 12.4% in 2004, led to increased costs, when translated into U.S. dollars, because the majority of our costs and expenses are denominated in reais.

•	Cost of outsourced services increased by US$239 million, or 42.6%, in 2004, resulting mainly from an increase in costs for outsourced logistics services resulting from our consolidation of CAEMI beginning in September 2003. Unlike our Northern and Southern systems, where we use our own railroads, CAEMI uses a third-party logistics provider—MRS—to transport its iron ore to the port. CAEMI accounted for US$184 million in outsourced logistics costs in 2004 compared with US$94 million in 2003. In 2004, our Minas do Meio mines in the Southern System also transported a portion of their output via MRS, for a total freight cost of US$73 million in 2004 compared with US$39 million in 2003, reflecting higher volumes transported as well as higher prices.

•	Expenditures on purchases of products other than iron ore and pellets decreased by 32.0% from US$604 million in 2003 to US$411 million in 2004 due mainly to the consolidation of Albras, which contributed US$240 million.

•	Energy expenses increased by US$172 million in 2004 compared to 2003, driven primarily by the consolidation of Albras, which accounted for US$137 million of the total increase.

•	Demurrage costs increased from US$46 million in 2003 to US$83 million in 2004, reflecting congestion in the ports due to high demand.
     Cost of ores and metals. Cost of ores and metals sold increased by 39.4% to US$2,881 million in 2004 from US$2,066 million in 2003, primarily due to increased sales volumes of iron ore and pellets, copper and manganese and ferroalloys. A portion of the increase in the cost of ores and metals sold also reflects the higher costs associated with purchases of iron ore from third parties to meet excess demand. We purchased 15.9 million tons in 2004, up from 9.2 million tons in 2003. The cost of ores and metals during 2004 also includes US$484 million in costs generated by the full consolidation of CAEMI, compared with four months in 2003, and the beginning of copper operations.
     Cost of logistic services. Cost of logistic services increased by 38.6%, from US$370 million in 2003 to US$513 million in 2004. Of the US$143 million increase, US$125 million relates to the consolidation of FCA for the full 2004 compared with four months in 2003.
     Cost of aluminum-related products. Cost of aluminum-related products remained stable, from US$678 million in 2003 to US$674 million in 2004.
     Cost of other products and services. Cost of other products and services remained stable, from US$14 million in 2003 to US$13 million in 2004.
     Selling, general and administrative expenses
     Selling, general and administrative expenses increased 70.6%, from US$265 million in 2003 to US$452 million in 2004. This increase resulted primarily from the full consolidation of CAEMI, FCA and Albras over the full year in 2004, compared to four months of results from CAEMI and FCA and no results for Albras for 2003. Taken together, CAEMI, FCA and Albras accounted for US$88 million of the US$187 million increase. The remainder primarily reflects increase in sales expenses due to the increase in revenues sales and increase in salaries as well as the monetary exchange variation.

     Research and development
     Research and development expenses increased 86.6%, from US$82 million in 2003 to US$153 million in 2004. This increase is in line with CVRD’s expansion plans intended to diversify its production and expand production of existing products to meet world demand.
     Other costs and expenses
     Other costs and expenses decreased by US$199 million in 2003 to US$188 million in 2004. These costs and expenses primarily reflect provisions for contingencies.
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

     We had net non-operating expenses of US$120 million in 2004, compared to net non-operating income of US$10 million in 2003. This change primarily reflects:
•	The effect of the 8.1% depreciation of the U.S. dollar from year-end 2003 to year-end 2004 on our net U.S. dollar-denominated liabilities (mainly short and long-term debt, less cash and cash equivalents), which generated a net foreign exchange gain of US$79 million in 2004, compared to a gain of US$222 million in 2003 (where the depreciation from year-end 2002 to year-end 2003 was 18.2%).

•	A decrease in financial income from US$102 million in 2003 to US$82 million in 2004 due to reductions in interest rates and the balance of cash equivalents from bonds.

•	An increase in financial expenses from US$351 million in 2003 to US$671 million in 2004, principally due to the consolidation of CAEMI, FCA and Albras, which accounted for US$165 million of the increase. The remainder of the increase reflects an increase in average outstanding debt and losses on derivative contracts for alumina and aluminum during 2004 and the premium paid related to the repurchase by us of a portion of Vale Overseas’ outstanding 8.625% Enhanced Guaranteed Notes due 2007.

•	A gain of US$404 million in 2004, reflecting the sale of our stake in CST compared to a net gain of US$17 million reflecting the selling of Fosfertil.
Income Taxes
     In 2004, we recorded a net tax expense of US$749 million, compared to a net tax expense of US$297 million in 2003. The difference resulted primarily from:
•	An increase in tax expense at nominal statutory rates from US$562 million in 2003 to US$1,021 million in 2004 due to higher pre-tax income.

•	A tax benefit of US$247 million in respect of exempt foreign income in 2004, compared to a US$59 million expense in 2003. This change resulted primarily from the effects of the foreign exchange variations on exempt foreign assets.

•	Accrual of a US$240 million expense related to the difference on tax basis of equity investments in 2004, compared to a US$56 million expense in 2003. This resulted mainly from the effect of the sale of CST.

•	Accrual of a US$57 million expense related to write-offs of derivative-related deferred tax assets as a result of a change in the applicable tax legislation under which we can no longer deduct payments or losses on derivative investments, effective January 1, 2005.

•	A tax benefit of US$77 million compared to US$53 million registered in 2003. The US$77 million tax benefit relates primarily to a reversal of tax valuation allowances at Albras and Alunorte due to an increase in actual and expected future taxable income that made it more likely than not that Albras and Alunorte would be able to use their tax loss carryforwards.
Affiliates and Joint Ventures
     Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments resulted in a gain of US$542 million in 2004, compared to a gain of US$306 million in 2003. The following table summarizes the composition of our equity in results of affiliates and joint ventures and provisions for losses on equity investments for the periods indicated.

	Year ended December 31,
	2004		2003
	(in millions of US$)
Equity in results of affiliates and joint ventures and provision for losses on equity investments
Ferrous	US$	170	US$	133
Logistics		33		(52)
Aluminum-related products		71		147
Steel		271		81
Others		(3)		(3)

Total equity in results of affiliates and joint ventures and provisions for losses	US$	542	US$	306

     Ferrous Minerals. Our equity in the results of iron ore and pellet affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$170 million in 2004, compared to a gain of US$133 million in 2003. The improvements at each of these affiliates were due to strong demand in the market for iron ore and pellets. Samarco contributed US$117 million in 2004 compared to US$70 million in 2003, reflecting higher prices and a write-off of value-added tax credits due to agreements with the local government, which amounted to US$37 million which was recorded in 2003.
     Logistics. In 2004, our equity in the results of logistics affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$33 million, compared with a net loss of US$52 million in 2003. The net loss in 2003 primarily reflected a provision for losses related to impairment of assets registered by FCA prior to its consolidation in September 2003.
     Aluminum-related. Our equity in the results of our aluminum-related affiliates and joint ventures and provisions for losses on equity investments was US$71 million in 2004, compared to US$147 million in 2003. This decrease is due to the consolidation of Albras in 2004, partially offset by improvements in the performance of the other aluminum-related companies.
     In 2004, our aluminum-related affiliates recorded exchange gains due to the effects of the appreciation of the real on their foreign currency denominated debt. In addition to exchange rate effects, the operating results of Valesul and MRN in 2004 were influenced by the following factors:
•	Valesul. In 2004, Valesul generated net income of US$26 million on gross revenues of US$204 million, compared to net income of US$18 million in 2003 on gross revenues of US$172 million. CVRD’s portion of the net income of Valesul was US$14 million in 2004, compared to US$10 million in 2003. The improvement of the results was driven by higher average selling prices.

•	MRN. In 2004, MRN generated net income of US$142 million on gross revenues of US$351 million, compared to net income of US$81 million in 2003 on gross revenues of US$276 million. Our portion of the net income of MRN was US$57 million in 2004 and US$33 million in 2003. The revenue increase was driven by a 16.5% increase in sales volume, driven primarily by higher demand, as well as an 11% increase in average selling price.
     Steel. In 2004, we recorded a net gain of US$271 million in respect of our equity in the results of steel affiliates and joint ventures, compared to a net gain of US$81 million in 2003. The improved performance at Usiminas, CST (during the period prior to the sale of our interest) and CSI were due to strong demand in the market for steel, which drove an increase in sales volumes and average selling prices. The improved performance at CST also reflects the reversal of US$23 million of provisions for contingencies and the final court decision in the “Plano Verão” lawsuit (income tax deductibility of certain charges) for US$75 million. The improved performance at Usiminas primarily reflects higher selling prices and sales volumes. CSI’s net income increased in 2004 primarily due to an 11.7% increase in sales volume and a 47.7% increase in average selling prices, reflecting better margins.

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
     In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally fund acquisitions and investments through internally generated funds, the issuance of debt or a combination of these methods.
     In 2006, we expect our major cash needs to include repayment or refinancing of the US$1,218 million in current portion of long-term debt on our balance sheet at year-end 2005, as well as budgeted capital expenditures of US$4.6 billion and announced minimum dividend payments for 2006 of US$1.3 billion. We expect to meet these cash needs primarily through a combination of operating cash flow, cash and cash equivalents on hand, and new debt, including the $1.0 billion of guaranteed notes due 2016 issued by our finance subsidiary Vale Overseas Limited in January 2006.
Sources of Funds
     Our principal sources of liquidity are cash and cash equivalents on hand and cash flow from operating activities. At December 31, 2005, we had cash and cash equivalents of US$1,041 million. Our operating activities generated positive cash flows of US$5,161 million in 2005.
     In addition, CVRD has committed credit facilities for the purpose of improving the efficiency of its cash management and reducing debt refinancing risks during moments of instability in financial markets. Currently, we have a credit facility in an amount of US$650 million that is available through 2007, with an amortization period if drawn down of two years, and a US$500 million revolving credit line that is available through 2011. We have not made use of the funds available under our credit facilities.
     We believe we are well positioned to raise additional capital given our access to global capital markets. Currently, we are rated BBB+ by Standard & Poor’s, being the only Brazilian entity with such rating, Baa3 by Moody’s and BBBlow by Dominion Bond Rating Services. Improving our credit rating continues to be an important strategic goal.
Uses of Funds
     Capital Expenditures
     In 2005, our net cash flow used in investing activities was US$4,646 million. Capital expenditures amounted to US$4,817 million. In 2006, we have budgeted US$4,626 million for capital expenditures. This amount includes expenditures on projects as well as expenditures for maintenance and exploration. For more information about the specific projects for which we have budgeted funds, see Item 4. Information on the Company—Capital Expenditures.
     Dividends
     We paid total dividends and interest on shareholders equity of US$1.3 billion in 2005. The announced minimum dividend amount for 2006 is US$1.3 billion. In April 2006, the first installment of this dividend was approved by our Board of Directors in the amount of US$650 million and was paid on April 28, 2006. See Item 8. Financial Information—Dividends and Interest on Shareholders’ Equity.

Debt
     At December 31, 2005, we had aggregate outstanding debt of US$5,010 million, consisting of short-term debt of US$1,295 million (including US$1,218 million in current portion of long-term debt and US$62 million of loans from related parties), and long-term debt (excluding current portion) of US$3,715 million (including US$1 million of loans from related parties). At December 31, 2005, approximately US$1,015 million of our debt was secured by liens on some of our assets.
     Our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with foreign and Brazilian financial institutions.
     Our major categories of long-term indebtedness (including the current portion of long-term debt and excluding the accrued charges) are as follows:
•	U.S. dollar-denominated foreign loans and financing (US$2,442 million at December 31, 2005). These loans primarily include export financing lines, import finance from export credit agencies, loans from commercial banks and multilateral organizations. The loans generally bear floating rate interest at spreads over LIBOR.

•	U.S. dollar-denominated fixed rate notes (US$1,213 million at December 31, 2005). We have issued several series of fixed rate bonds through our finance subsidiary Vale Overseas Limited with a CVRD guarantee.

•	U.S. dollar-denominated export securitizations (US$427 million outstanding at December 31, 2005). We have a US$550 million securitization program based on existing and future receivables generated by our subsidiary CVRD Overseas Ltd from exports of iron ore and pellets to six of our customers in Europe, Asia and the United States. The securitization transaction is divided into three fixed rate tranches and one floating rate tranche.

•	Perpetual notes (US$75 million at December 31, 2005). We have issued perpetual notes that are exchangeable for 48,000 million preferred shares of MRN. Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares relating to periods beginning with the 2000 fiscal year.

•	Domestic debt (US$659 million at December 31, 2005). We have a series of Brazilian loans, principally from BNDES, most of which are indexed to U.S. dollars, and the remainder of which are linked to baskets of currencies or floating rates in Brazil.
     Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, net debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of December 31, 2005, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent company level.
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

     We made no payments under the shareholder debentures in 2003. The total payments made under the shareholder debentures amounted to US$2 million in 2004, relating to 2003 results. The total payments made under the shareholder debentures amounted to US$5 million in 2005, relating to 2004 results. We also made a payment of US$2 million in April 2006, relating to 2005 results. See Note 18 to our consolidated financial statements for a description of the terms of the debentures.
Contractual Obligations
     The following table summarizes our long-term debt, short-term debt, operating lease obligations, purchase obligations and Alunorte take-or-pay obligations at December 31, 2005. This table excludes other obligations that we may have, including pension obligations (discussed in Note 17 to our consolidated financial statements).

	Payments Due by Period
			Less than 1
	Total		year		2007-2008		2009-2010		Thereafter
	(in millions of US$)
Long-term debt (1)	US$	4,932	US$	1,218	US$	831	US$	712	US$	2,171
Short-term debt		15		15		—		—		—
Operating lease obligations		967		49		98		87		733
Purchase obligations (2)		12,313		2,552		1,599		1,323		6,839
Take-or-pay obligation (MRN)(3)		776		145		290		290		51

Total	US$	19,003	US$	3,979	US$	2,818	US$	2,412	US$	9,794

(1)	Figures do not reflect the January 2006 issuance of US$1 billion in 2016 notes.

(2)	Amounts, including for purchases of iron ore from mining companies located in Brazil, are based on 2005 prices.

(3)	We are committed under a take-or-pay agreement to purchase bauxite from MRN at a price that is determined by a formula based on prevailing world prices of aluminum.
Off-balance Sheet Arrangements
     At December 31, 2005, our off-balance sheet arrangements consisted solely of guarantees. At December 31, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$5 million, of which US$4 million is denominated in U.S. dollars and the remaining US$1 million is denominated in reais. We expect no losses to arise as a result of these guarantees. We have made fee charges for extending these guarantees in the case of Samarco. See Note 18 to our consolidated financial statements for more information concerning these guarantees.
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
Translation Adjustments
     Our reporting currency is the U.S. dollar, but our functional currency for the majority of our operations is the real. In accordance with Statement of Financial Accounting Standards (SFAS) 52 – “Foreign Currency Translation,” we translate statement of income items to reflect the approximate results that would have occurred if each transaction had been translated using the exchange rate in effect on the date that the transaction was recognized. Because the separate translation of every transaction is impractical, an appropriate weighted average exchange rate for the period is used. In most cases, we translate our statement of income accounts and those of subsidiaries that use the real as their functional currency into U.S. dollars at weighted average monthly rates for the relevant reporting period. In the case of material exceptional items, we translate the amounts into U.S. dollars using the exchange rate on the date of the transaction. Additionally, during periods of high exchange rate volatility, we use estimated daily rates to translate our foreign exchange and monetary losses or gains, financial income and financial expenses. The determination of the appropriate weighted average exchange rate requires significant management judgment and estimates. In 2005, the dollar depreciated by approximately 11.0% against the real and generated a credit for the year recorded directly in the cumulative translation adjustment account of US$1,013 million.
Mineral Reserves and Life of Mines
     We regularly evaluate and update our estimates of proven and probable mineral reserves. Our proven and probable mineral reserves are determined using generally accepted estimation techniques and are audited by AMEC E&C Services, Inc. (AMEC), an expert in mineral engineering. Calculating our reserves requires us to make assumptions about future conditions that are highly uncertain, including future ore prices, foreign currency exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some or all of these assumptions could have a significant impact on our recorded proven and probable reserves.
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
     Under SFAS 143 — “Accounting for Asset Retirement Obligations.” SFAS 143 requires that we recognize a liability for the fair value of our estimated asset retirement obligations in the period in which they are incurred, if a reasonable estimate can be made. We consider the accounting estimates related to reclamation and closure costs to be critical accounting estimates because:
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
     Our Environmental Department developed a guide which defines the rules and procedures that should be used to evaluate our asset retirement obligations. The future costs of retirement of all of our mines and sites are estimated annually, considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate. At December 31, 2005, we estimated the fair value of our aggregate total asset retirement obligations to be approximately US$225 million.
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
     In relation to goodwill, each year on September 30, we use a two-step process to test for the recoverability of goodwill for each of our reporting units. Step one requires a comparison of the fair value of the reporting unit to the book value of its net assets. The fair value of the net assets is based on discounted cash flows using assumptions similar to those used in the process described above. Step two requires an estimate of the fair value of the individual assets and liabilities within the reporting unit. In 2005, after conducting impairment tests, we concluded that no write-down was necessary.
Derivatives and Hedging Activity
     SFAS 133 – “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137, SFAS 138 and SFAS 149, requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income (outside net income), in the latter case depending on whether a transaction is designated as an effective hedge. We have not designated any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in current net income. If we had designated our hedging instruments as permitted under SFAS 133, there would have been corresponding fair value adjustments, for certain of our hedging instruments, to the related hedged items in the case of fair value hedges or directly to shareholders’ equity in the case of cash flow hedges. In 2005, we recorded a charge of US$101 million in relation to fair value adjustments on derivative instruments.
Income Taxes
     In accordance with SFAS 109 — “Accounting for Income Taxes,” we recognize deferred tax effects of tax loss carryforwards and temporary differences in our consolidated financial statements. We record a valuation allowance when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.
     When we prepare our consolidated financial statements, we estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a tax expense in our statement of income. When we reduce the valuation allowance, we record a tax benefit in our statement of income.
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
     The provision for contingencies at December 31, 2005, totaling US$1,286 million, consists of provisions of US$229 million, US$210 million, US$816 million and US$31 million for labor, civil, tax and other claims, respectively.
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
Consolidation of Variable Interest Entities
     We perform evaluations of each of our equity affiliates and joint ventures to determine if they constitute variable interest entities, or VIEs, as defined under Interpretation No. 46R, “Consolidation of Variable Interest Entities,” or FIN 46R. Applying FIN 46R, we determined that Albras is a VIE and that we are its primary beneficiary. We accordingly have consolidated Albras with effect from January 1, 2004.
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
Item 6. Directors, Senior Management and Employees
BOARD OF DIRECTORS
Overview
     Our Board of Directors, sets general guidelines and policies for our business and monitors the implementation of those guidelines and policies by our executive officers. The Board of Directors holds regularly scheduled meetings on a monthly basis and holds additional meetings when called by its chairman, vice-chairman or any two directors. Decisions of the Board of Directors require a quorum of a majority of the directors and are taken by majority vote.
     Under the Brazilian Corporate Law, the Board of Directors must have at least three members. Each director and his or her respective alternate are elected at a general shareholders’ meeting and are subject to removal at any time. Our bylaws state that the Board of Directors must consist of eleven members and eleven alternates. Our employees have the right to appoint one director and an alternate. Under the Brazilian Corporate Law, members of the Board of Directors must be shareholders of CVRD. Members of the Board of Directors are elected for two-year terms and can be re-elected. Each alternate director serves on behalf of a specific board member. In the absence of the director for whom an alternate director is acting, that alternate director may attend and vote at meetings of the Board of Directors.
     Ten of our current directors and nine of our current alternate directors were appointed to their positions by Valepar, our principal shareholder, pursuant to Valepar’s shareholders’ agreement and the provisions of the Brazilian Corporate Law. For a description of the procedures under which our directors are elected, see Item 10. Additional Information—Memorandum and Articles of Incorporation—Common Shares and Preferred Shares—General. For a description of Valepar’s shareholders’ agreement, see Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Principal Shareholder.
Directors of CVRD
     The table below lists the current members of the Board of Directors. All of our directors were elected or re-elected, as the case may be, in 2005, and their terms will expire in 2007.

	Year
	First
	Elected	Position	Age
Sérgio Ricardo Silva Rosa (1)	2003	Chairman	46
Erik Persson (1)	2001	Director	52
Jorge Luiz Pacheco (1)	2003	Director	51
Arlindo Magno de Oliveira (1)	2003	Director	54
Luciano Siani Pires (2)	2005	Director	36
Renato da Cruz Gomes (1)	2001	Director	53
Mário da Silveira Teixeira Júnior (1)	2003	Vice-Chairman	60
Hiroshi Tada (1)	2005	Director	61
Oscar Augusto de Camargo Filho (1)	2003	Director	68
Francisco Augusto da Costa e Silva (1)	2005	Director	57
Eduardo Fernando Jardim Pinto (3)	2005	Director	43

(1)	Appointed by Valepar and approved at the annual shareholders’ meeting.

(2)	Appointed by the members of the Board of Directors in April 2006 to replace Mr. Jaques Wagner, who resigned in March 2006. Mr. Pires’ appointment will be confirmed by the shareholders in the first shareholders’ meeting to take place after the annual shareholders meeting, held on April 27, 2006.

(3)	Appointed by our employees and approved at the annual general shareholders’ meeting.
     The table below lists the alternate members of the Board of Directors.

	Year
	First
	Elected	Position	Age
Gerardo Xavier Santiago (1)	2003	Director	46
Rita de Cássia Paz Andrade Robles (1)	2005	Director	39
Sérgio Ricardo Lopes de Farias (1)	2005	Director	41
José Mauro Guahyba de Almeida (1)	2005	Director	61
Vacant	—	—	—
Rômulo de Mello Dias (1)	2001	Director	44
João Moisés de Oliveira (1)	2001	Director	61
Hidehiro Takahashi (1)	2005	Director	50
Wanderlei Viçoso Fagundes (1)	2003	Director	60
Vacant	—	—	—
José Horta Mafra Costa (2)	2005	Director	59

(1)	Appointed by Valepar and approved at the annual shareholders’ meeting.

(2)	Appointed by our employees and approved at the annual shareholders’ meeting in 2005.
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
     Jorge Luiz Pacheco. Mr. Pacheco joined our Board of Directors in April 2003. Mr. Pacheco has been manager of strategic investments at Previ since December 2000, and prior to this time worked at Banco do Brasil S.A. since 1973. He has also served as a director of Valepar and a director of Litel, and has held an officer position in the fiscal council of Companhia Siderúrgica Belgo-Mineira.

He received his degree in economics from Faculdade de Ciências Econômicas — FCPE — Cândido Mendes/RJ, and post-graduate degrees in finance and business management from IBMEC/RJ.
     Arlindo Magno de Oliveira. Mr. Oliveira joined our Board of Directors in April 2003. Since 1974, he has served in a variety of positions at Banco do Brasil S.A. such as customer service manager. Mr. Oliveira also joined Previ in 1974, and since then, has served as member of the fiscal council, officer for deliberations and executive officer for planning, and currently he serves as Previ’s deliberative board member. From April to September 2002, Mr. Oliveira was the executive officer in charge of finance and management at CEDAE – Companhia Estadual de Água e Esgoto. He also acted as a director of several companies, including Companhia de Eletricidade do Estado da Bahia — COELBA, Companhia Energética do Rio Grande do Norte — COSERN, CPFL Energia S.A., CPFL Geração de Energia S.A. and ENERCAN — Campos Novos Energia S.A. He received a degree on economics from Universidade Federal Fluminense – UFF and his post-graduate degree in finance from IBMEC/RJ.
     Luciano Siani Pires. Mr. Pires joined our Board of Directors in May 2005. Mr. Pires is the chief of the Holding Management department at BNDES, the Brazilian development bank. From 2003 to 2005, Mr. Pires was a consultant at McKinsey & Company. Mr. Pires is a member of the Board of Directors of Suzano Bahia Sul Papel e Celulose S.A. and Tele Norte Leste Participações S.A. He received his degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ, and his MBA, summa cum laude, from New York Unversity Stern School of Business.
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
     Mário da Silveira Teixeira Júnior. Mr. Teixeira joined our Board of Directors in May 2003. In July 1971, Mr. Teixeira joined Bradesco S.A. Corretora de Títulos e Valores Mobiliários, where he served as an executive officer from March 1983 to January 1984, when he was appointed as head department officer of Banco Bradesco S.A. In 1992 he became managing officer, in 1998 vice-president and from March 1999 until July 2001 he was a member of the Board of Directors. From July 2001 to March 2002, Mr. Teixeira was CEO of Bradespar and, in March 2002, he returned to the Board of Directors of Banco Bradesco S.A. In addition, he is a director of Valepar S.A., VBC Participações S.A., VBC Energia S.A., Companhia Paulista de Força e Luz — CPFL, CPFL Energia S.A., CPFL Geração de Energia S.A., Companhia Piratininga de Força e Luz, Vice-chairman of the Board of Directors of Banco Bradesco S.A., non-voting member of the Managing Board of Banco Espírito Santo S.A., located in Lisbon, Portugal, and Vice-chairman of the Board of Directors of BES Investimento do Brasil S.A. – Banco de Investimento. He also served as Vice-President of ANBID – Associação Nacional dos Bancos de Investimento, member of the Management Board of ABRASCA – Associação Brasileira das Companhias Abertas, and director of Companhia Siderúrgica Nacional — CSN, Latasa S.A., Globo Cabo S.A., São Paulo Alpargatas S.A and Tigre S.A. Tubos e Conexões. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University, São Paulo.
     Hiroshi Tada. Mr. Tada joined our Board of Directors in April 2005. Since 1968, Mr. Tada has served in a variety of positions at Mitsui & Co. Ltd., or Mitsui, where he is currently the Executive Vice President. He received his degree in engineering from the University of Kyoto, Japan and an Advanced Management degree from Harvard University.
     Oscar Augusto de Camargo Filho. Mr. Camargo Filho joined our Board of Directors in October 2003. He is currently a partner of CWA Consultoria Empresarial. From 1999 to 2003, Mr. Camargo Filho served as Chairman of the Board of Directors of MRS Logística. From 1973 to 2003, he held various positions with CAEMI, including CEO and member of its Board of Directors. From 1963 until 1973, he held a variety of positions within Motores Perkins S.A., including commercial officer and sales and services manager. He received his law degree from Faculdade de Direito at the Universidade de São Paulo.
     Francisco Augusto da Costa e Silva. Mr. Costa e Silva joined our Board of Directors in April 2005. He is also a partner of Bocater, Camargo, Costa e Silva — Advogados Associados, a law firm in Rio de Janeiro. Mr. Costa e Silva also serves as a director of Banco do Brasil S.A., Comitê de Ética da Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (APIMEC), and the development committee of Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ). He started his career at Banco Nacional do Desenvolvimento Econômico e Social — BNDES, where he held a variety of positions, including executive officer. Previously, he served on the Board of Directors of several companies and entities namely Solpart Participações S.A., Aracruz Celulose S.A., Pisa Papel de Imprensa S.A., Fundação de Assistência e Previdência Social do BNDES -FAPES and Rio de Janeiro Stock Exchange — BVRJ. Mr. Costa e Silva also served as President of the CVM and of the Council of Securities Regulators of the Americas — COSRA, joined Comissão da Moeda e do Crédito - COMOC and the Supplemental Pension Plan Council and served on the executive committee of the International Organization of Securities Commissions — IOSCO. Mr. Costa e Silva received his law degree from Universidade do Estado da Guanabara, currently Universidade do Estado do Rio de Janeiro — UERJ, and his MBA degree from COPPEAD, at Universidade Federal do Rio de Janeiro — UFRJ.
     Eduardo Fernando Jardim Pinto. Mr. Jardim Pinto joined our Board of Directors in April 2005. Since 1983 he has held several positions with us and currently he serves as a specialized train conductor and President of STEFEM, the railroad employees union in the State of Maranhão. He received his degree in electronic engineering from CEFET, Rio de Janeiro, and is currently pursuing a law degree at Faculdade São Luiz.
Directors of Vale Overseas
     Vale Overseas’ directors are as follows:

	Position	Age
Fabio de Oliveira Barbosa	Director	45
Fernando Ramos Nóbrega	Director	47
Bernardeth Vieira de Souza	Director	54
Leonardo Moretzsohn de Andrade	Director	48
     Mr. Barbosa also serves as Vale Overseas’ principal executive officer and Mr. Moretzsohn also serves as Vale Overseas’ principal financial officer. Mr. Barbosa’s experience is summarized below under — Executive Officers.
     Fernando Ramos Nóbrega. Mr. Nóbrega serves as the general manager — Development of New Ventures. From 1999 to 2005, he served as the general manager — Finance of CVRD. He has been a board member at Itabrasco, Nibrasco, Hispanobras and Kobrasco since 1998 and a board member at GIIC since 2003. During the year 2000, Mr. Nóbrega was the financial and administrative director of FCA. Prior to that he held a variety of positions at CVRD and Rio Doce America, Inc., New York. Mr. Nóbrega obtained an engineering degree from Universidade Federal do Rio de Janeiro (UFRJ) and an Executive MBA from New York University in 1997.
     Bernardeth Vieira de Souza. Mrs. Vieira de Souza is the general manager — Treasury for CVRD. Mrs. Vieira de Souza obtained an Accounting and Business Administration degree from Universidade do Estado do Rio de Janeiro — UERJ and a masters degree in Management and Administration of Cash Flow from Fundação Getúlio Vargas (FGV-RJ).
     Leonardo Moretzsohn de Andrade. Mr. Moretzsohn joined Vale Overseas’s Board of Directors in March 2005. Mr. Moretzsohn joined CVRD in 1983, and since then has held several positions within CVRD. Currently he is the CVRD’s internal controls head officer. He is also a member of the Board of Directors of Valesul, the president of the board of trustees of Valia and a member of the Financial and Operational Committee of CSI. From 1998 until 2001, he worked at RDI as manager in the pulp department, and during that period he was also a member of BENECEL — BENELUX Pulp and Paper Agents Association. He received his degree in economics from Universidade de Brasilia and has a post-graduate degree in engineering projects from COPPE/UFRJ and an MBA in Company Management from FGV.

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
Executive Officers
     The table below lists our current executive officers. The term of each of our executive officers expires in 2007.

	Year of
	Appointment	Position	Age
Roger Agnelli	2001	Chief Executive Officer	47
Fabio de Oliveira Barbosa	2002	Chief Financial Officer	45
José Carlos Martins	2005	Executive Officer (Ferrous Minerals)	56
Murilo Ferreira	2005	Executive Officer (Holdings, Energy and Business Development)	52
José Auto Lancaster Oliveira	2004	Executive Officer (Non-Ferrous Minerals)	59
Guilherme Rodolfo Laager	2001	Executive Officer (Logistics)	49
Gabriel Stoliar	1997	Executive Officer (Planning and Control)	52
Carla Grasso	2001	Executive Officer (Human Resources and Corporate Services)	44
Tito Botelho Martins	2006	Executive Officer (Corporate Affairs)	43
     We have summarized below the experience, areas of expertise, and principal outside business interests of our current executive officers.
     Roger Agnelli. Mr. Agnelli was appointed CEO and President of CVRD in July 2001. Prior to his appointment, he was the Chairman of the Board of Directors of CVRD from May 2000 until July 2001. Mr. Agnelli developed his professional career at the Bradesco financial group from 1981 to 2001, where he reached the position of executive director of Banco Bradesco in 1998, remaining in that office until the year 2000; he was also President and CEO of Bradespar from March 2000 to July 2001. Due to his activities in the areas of investment, mergers and acquisitions, and asset management, he was a member of the board of directors of several major companies in Brazil, such as Companhia Paulista de Força e Luz, Companhia Siderúrgica Nacional, Latas de Alumínio S.A. — LATASA, VBC Energia, Brasmotor, Mahle Metal Leve, Rio Grande Energia and Serra da Mesa Energia. Mr. Agnelli also was a director of UGB Participações and Vice-President of ANBID — Brazil’s National Association of Investment Banks. He is a member of the Economic and Social Development Council (CDES), an advisory body to the President of Brazil, and a member of the International Investments Council, formed to advise the President of South Africa, Dr. Thabo Mbeki. Mr. Agnelli is the President of the China-Brazil Business Council and a member of the board of directors of Asea Brown Boveri (ABB), Duke Energy Corporation and Suzano Petroquímica S.A.. He recently became a member of the International Advisory Committee of the New York Stock Exchange (NYSE), a member of the board of directors of Petrobras — Petróleo Brasileiro S.A. and was invited to join the International Advisory Council of Brookings Institution. Mr. Agnelli has a degree in economics from the Fundação Armando Álvares Penteado, in São Paulo, Brazil.
     Fabio de Oliveira Barbosa. Mr. Barbosa was appointed as our chief financial officer in May 2002. Until May 2006, he was the Chairman of the Board of Directors of CAEMI. Prior to that, Mr. Barbosa served as a member of our Board of Directors from April 2000 to March 2002. Previously, he served as chairman of the Board of Directors of BANESPA — Banco do Estado de São Paulo S.A.,

and also served as a board member of the following companies: Banco do Brasil S.A., Caixa Econômica Federal, CST and TELESP—Telecomunicações de São Paulo. Prior to joining us, Mr. Barbosa has served as secretary of the National Treasury at the Ministry of Finance since July 1999, after serving as assistant secretary in the previous four years. From 1992 to 1995, he served as adviser to the Executive Board of the World Bank, in Washington D.C. From 1990 to 1992, he was Deputy and Head of the Fiscal Policy Unit at the Ministry of Economy and Finance. From 1988 to 1990, he was economic advisor and head of the Economic Analysis Unit, both at the Ministry of Planning. Prior to that time, Mr. Barbosa held a variety of positions at the Ministry of Industry and Commerce, the Paraná State Development Institute, the Ministry of Labor and the Institute for Applied Economic Research. He has a B.A. degree in Economics from Universidade Federal de Minas Gerais and a M.A. (abd) in Economics from the Universidade de Brasília (UnB).
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
     Murilo Ferreira. Mr. Ferreira was appointed as an executive officer of our holdings, energy and business development areas in April 2005. He joined us in 1977 and has vast experience in several areas of CVRD, particularly Aluminum and Ferroalloys, and in 1998 he was appointed executive officer of commerce and finance at Vale do Rio Doce Alumínio S.A. - ALUVALE, a holding company of CVRD that was merged into CVRD in December 2003. Mr. Ferreira was the CEO of ALBRAS — Alumínio Brasileiro S.A. Aside from being the Director of the Department of Aluminum since December 2003, Mr. Ferreira is also a member of the Board of Directors of MRN — Mineração Rio do Norte S.A., Valesul Alumínio S.A. and ALUNORTE — Alumina do Norte do Brasil S.A. Mr. Ferreira has a B.A. degree from Escola de Administração de Empresas, Fundação Getulio Vargas (FGV), and an MBA from EBAP-FGV.
     José Auto Lancaster Oliveira. Mr. Oliveira was appointed as an executive officer of our non-ferrous minerals division in September 2004. He is also a member of the Board of Directors of Canico Resources Corp. and an officer of Compañia Minera Andino Brasileira Ltd., Compañia Minera Latino Americana Ltda., Tethys Mining LLC and Vale do Rio Doce Kaolin S.A. — Valekao. Previously, Mr. Oliveira served as CEO of Mineração Serra do Sossego S.A., and exploration manager of the Brazilian subsidiary of British Petroleum. He graduated from the Federal University of Minas Gerais, Brazil, with a degree in Geology and holds a Ph.D in Economic Geology by Mackay School of Mines, from the University of Nevada, Reno (United States).
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
     Gabriel Stoliar. Since October 2001, Mr. Stoliar has served as the chief planning and control officer of CVRD. In September 1997, he was originally appointed as an executive officer of the Corporate Center. He is also director of Usiminas and PPSA. In 1994, he was appointed director of BNDESPAR. In 1991, Mr. Stoliar assumed the position of superintendent of the operational division responsible for the areas of mining, metallurgy, chemicals, petrochemicals, pulp and paper of BNDESPAR. He was appointed by BNDESPAR in 1988 as manager of operations in the area of capital, electronic and consumer goods. In 1982, he was promoted to manager of BNDES for the project area of FINSOCIAL. In 1978, he was hired by BNDES as an analyst in the area of pulp, paper and petrochemicals. Mr. Stoliar began his career as a business organization analyst at the Institute of Economic and Management Development of the Federation

of Industries of Rio de Janeiro. Mr. Stoliar obtained an engineering degree from Universidade Federal do Rio de Janeiro — UFRJ, a post-graduate degree in production engineering and an MBA from PDG/EXE-SDE in Rio de Janeiro.
     Carla Grasso. Ms. Grasso was appointed as an executive officer of the human resources and corporate services area in October 2001. From December 1997 to October 2001, Ms. Grasso served as the personnel, management and IT officer to CVRD’s Corporate Centre. Before joining CVRD, she acted as secretary of the Brazilian supplementary social security office, from January 1994 to November 1997; as advisor to the Ministry of Social Security, from December 1992 to December 1993; as deputy coordinator of fiscal policy at the Ministry of Finance, from October to December 1992; as finance advisor and coordinator of the Macroeconomics and Social areas of the Brazilian Presidency office, from March 1990 to October 1992; as advisor to the Ministry of Planning, from November 1988 to March 1990; and as advisor to the Presidency of Sebrae — Serviço Brasileiro de Apoio à Pequena e Média Empresa, from January to November 1988. In 1997, she was appointed as an executive officer of Fundação Vale do Rio Doce de Habitação e Desenvolvimento Social. Ms. Grasso has both a B.A. degree in Economics and an M.A. in Economics from UnB.
     Tito Botelho Martins. Mr. Martins was appointed as CVRD’s executive officer for corporate affairs in April 2006. Mr. Martins joined CVRD in 1985 and has broad experience in corporate finance issues. He was CVRD’s head officer of the Corporate Finance department and also chief financial officer of FCA between August 1999 and September 2003. Mr. Martins has worked in a variety of positions in companies affiliated with CVRD, such as FCA, Samarco, Ferroban, Açominas, Gulf Industrial Investment Corporation, Itabrasco and Hispanobrás. Since October 2003, Mr. Martins has been the chief executive officer of CAEMI and of MBR. Mr. Martins has a graduate degree in economics from the Universidade Federal de Minas Gerais and has conducted post-graduate studies at several institutions in Brazil and abroad.

FISCAL COUNCIL
     Under the Brazilian Corporate Law, corporations may have a fiscal council, a corporate body which members are elected by shareholders and are independent of our management and external auditors. The primary responsibility of the fiscal council under the Brazilian Corporate Law is to monitor management’s activities and review the financial statements, reporting its findings to the shareholders. We have established a permanent fiscal council, which may have from three to five members. In addition, CVRD’s by-laws have empowered our fiscal council to take responsibility for additional matters as described below.
     In compliance with the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we have designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). This measure was undertaken pursuant to an amendment to our by-laws approved by the shareholders on July 19, 2005. Our Board of Directors has determined that Mr. Aníbal Moreira dos Santos is a financial expert.
     Under our by-laws, our Fiscal Council is responsible for establishing procedures for the receipt, retention and treatment of any complaints related to accounting, controls and audit issues, as well as procedures for the confidential, anonymous submission of concerns regarding such matters; recommending and assisting our Board of Directors in the appointment, establishment of compensation and dismissal of the independent auditors; pre-approving the services to be rendered by our independent auditors; and overseeing the work performed by the external auditors, with powers to suspend the payment of compensation to the independent auditors and to resolve disagreements between management and the auditors regarding financial reporting.
     The members of our Fiscal Council must meet applicable eligibility requirements under Brazilian corporate law. A member of our Fiscal Council cannot (i) hold office as a member of the Board of Directors, fiscal council or advisory committee of any company that competes with CVRD or otherwise has conflicting interests with CVRD, unless compliance with this requirement is expressly waived by a decision taken by the shareholders in a shareholders’ meeting, (ii) be an employee or member of the management of CVRD or its subsidiaries and affiliates, or (iii) be a spouse or relative within the third degree by affinity or consanguinity of an officer or director of CVRD.
     On April 27, 2006, the shareholders elected or re-elected the current members of the Fiscal Council and their respective alternates. Holders of preferred class A shares, including the golden shares, may elect one member of the fiscal council and the respective alternate. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the fiscal council and the respective alternate. The terms of the members of the fiscal council expire at the next annual shareholders’ meeting following their election.
     The table below lists the current members of the fiscal council.

First Year of
Appointment
Bernard Appy (1)	2006
José Bernardo de Medeiros Neto (2)	2005
Marcelo Amaral Moraes (2)	2004
Aníbal Moreira dos Santos (2)	2005

(1)	Appointed by the preferred shareholders.

(2)	Appointed by Valepar.
     The table below lists the alternate members of the fiscal council.

First Year of
Appointment
Tarcísio José Massote de Godoy (1)	2004
Marcos Coimbra (2)	2006
Oswaldo Mário Pêgo de Amorim Azevedo (2)	2004
Vacant	—

(1)	Appointed by the preferred shareholders.

(2)	Appointed by Valepar.

     We have summarized below the experience, areas of expertise, and principal outside business interests of our current members of fiscal council.
     Bernard Appy. Mr. Appy was elected as a member of the fiscal council of CVRD in April 2006. Since April 2006 he holds the office of Secretary of the Ministry of Finance of Brazil, which he previously held from January 2003 to May 2005. From May 2005 to March 2006, he held the position of Secretary for Economic Policies at the Ministry of Finance of Brazil. Since 1997, Mr. Appy is a member of faculty of the Economics Department of the School of Business, Economics and Accounting of Pontifícia Universidade Católica de São Paulo — PUC-SP. From 1995 to 2002, he was a partner of LCA Consultores Ltda., a consulting firm in economics. Mr. Appy received a B.A. in Economics from the Universidade de São Paulo — USP, and concluded M.A. classes in Economics at Universidade Estadual de Campinas -UNICAMP.
     José Bernardo de Medeiros Neto. Since 2005, Mr. Medeiros Neto has served as a member of fiscal council of CVRD. He is currently the president of AFABB-RS, the association of former employees of Banco do Brasil S.A., and president of the fiscal council of Previ. From 1980 to 1982, he was the Chief Executive Officer of Banrisul Financeira S.A. From 1975 to 1980, he was Vice-President of Banco de Desenvolvimento do Estado do Rio Grande do Sul - BADESUL. He is a former employee of Banco do Brasil S.A., where he worked in various positions from 1957 to 1974. Mr. Medeiros Neto has a degree in Law from Universidade Federal do Rio Grande do Sul.
     Marcelo Amaral Moraes. Since 2004, Mr. Moraes has served as a member of fiscal council of CVRD. He is an investment manager of Bradespar S.A. since 2000. From 1995 to 2000, he worked in the mergers and acquisitions and capital markets departments of Banco Bozano, Simonsen. In 2004, he was an alternate member of the board of directors of Net Serviços S.A., and in 2003, he was an alternate member of the board of directors of CVRD. Mr. Moraes has a B.A. in Economics from Universidade Federal do Rio de Janeiro — UFRJ, and a MBA from COPPEAD, also at UFRJ.
     Aníbal Moreira dos Santos. Since 2005, Mr. Santos has served as a member of fiscal council of CVRD. He was an executive officer of Caemi Canada Inc., Caemi Canada Investments Inc., CMM Overseas, Ltd., Caemi International Holdings BV and Caemi International Investments NV, subsidiaries of CAEMI, from 1998 to 2003, when he retired. From 1983 to 2003, he was chief accounting officer of CAEMI. From 1999 to 2003, he was a member of the fiscal council of CADAM S.A., and he was an alternate member of the Board of Directors of MBR and Empreendimentos Brasileiros de Mineração S.A. from 1998 to 2003. Mr. Santos is an accountant with a degree from Escola Técnica de Comércio da Fundação Getúlio Vargas.

ADVISORY COMMITTEES
Advisory Committees
     Our bylaws establish five technical and advisory committees to the Board of Directors, as follows: Executive Development, Strategy, Finance, Accounting, and Governance and Sustainability. Not all committee members are members of the Board of Directors.
•	The Executive Development Committee is responsible for reporting on general human resources policies; recommending compensation levels for our executive officers; establishing guidelines for evaluating the performance of our executive officers; and reporting on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the executive officers. The members of the executive development committee are: João Moisés de Oliveira, Arlindo Magno de Oliveira, Olga Loffredi and Oscar Augusto de Camargo Filho.

•	The Strategy Committee is responsible for reviewing and making recommendations to the Board of Directors concerning the strategic guidelines and strategic plan submitted annually to the board by our executive officers; the company’s annual and multi-annual investment budgets; investment and/or divestiture opportunities submitted by executive officers; and mergers and acquisitions. The members of the strategy committee are: Roger Agnelli, Gabriel Stoliar, Sérgio Ricardo da Silva Rosa, Oscar Augusto de Camargo Filho, Demian Fiocca and Mario da Silva Teixeira.

•	The Finance Committee is responsible for reviewing and making recommendations to the Board of Directors concerning: the financial policies and the internal financial control systems of the company; compatibility between the level of distributions to shareholders and the parameters established in the annual budget; and consistency with the general policy on dividends and the capital structure of the company. The members of the finance committee are: Fabio de Oliveira Barbosa, Rômulo de Mello Dias, Ivan Luiz Modesto Schara and Wanderlei Viçoso Fagundes.

•	The Accounting Committee is responsible for recommending the appointment of the employee responsible for internal auditing of the company to the Board of Directors; reporting on the policies and the company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution; tracking the results of the company’s internal auditing, and identifying, prioritizing, and submitting actions to be accompanied by the executive officers; and analyzing the annual report, as well as the financial statements of the company and making recommendations to the Board of Directors. The members of the accounting committee are: Inácio Clemente da Silva, Antonio José de Figueiredo Ferreira and Paulo Roberto Ferreira de Medeiros. None of the members of our accounting committee is a member of the Board of Directors.

•	The Governance and Sustainability Committee is responsible for evaluating our corporate governance practices and the workings of the Board of Directors, and recommending improvements to the code of ethics and our system of management in order to avoid conflicts of interests between the company and its shareholders or administrators; and issuing reports on potential conflicts of interest between the company and its shareholders or administrators. The members of the governance and sustainability committee are: Renato da Cruz Gomes, Ricardo Carvalho Giambroni and Ricardo Simonsen.
Significant Corporate Governance Differences
     Pursuant to Section 303A.11 of the New York Stock Exchange Listed Company manual, we have prepared a chart summarizing the ways in which our corporate governance practices differ from those of U.S. domestic companies under the New York Stock Exchange’s corporate governance rules. This chart can be accessed on our web site at http://www.cvrd.com.br/cvrd_us/media/ 0311NYSEDifferencesChartRevisedi.pdf.

COMPENSATION OF DIRECTORS, EXECUTIVE OFFICERS, FISCAL COUNCIL MEMBERS AND
ADVISORY COMMITTEES
General
     Under our bylaws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our Board of Directors and our executive officers. Our shareholders determine this annual aggregate compensation at the general shareholders’ meeting each year. In order to establish aggregate director and officer compensation, our shareholders usually take into account various factors, which range from attributes, experience and skills of our directors and executive officers to the recent performance of our operations. Once aggregate compensation is established, the members of our Board of Directors are then responsible for distributing such aggregate compensation in compliance with our bylaws among the directors and executive officers, in the latter case, at the recommendation of the Chief Executive Officer. The executive development committee of our Board of Directors makes recommendations to the board concerning the annual aggregate compensation of the executive officers. In addition to fixed compensation, our executive officers are also eligible for bonuses and incentive payments.
     For the year ended December 31, 2005, we paid approximately US$14.1 million in aggregate (including fixed and variable remuneration and benefits in kind granted) to the executive officers and US$477.1 thousand in aggregate (including fixed and variable remuneration and benefits in kind granted) to the members of our Board of Directors for services in all capacities. For the year ended December 31, 2005, no board members or executive officers had any financial or other interests in transactions involving us, other than in his or her capacity as a board member or executive officer.
     As of April 30, 2006, the total number of common shares owned by our directors and executive officers, was 41,161, and the total number of preferred class A shares owned by our directors and executive officers, was 231,889. None of our directors or executive officers beneficially owns one percent or more of any class of our shares.
Fiscal Council
     During 2005, the monthly amount we paid to each of the members of the fiscal council was US$4.5 thousand to each member, excluding benefits. We paid an aggregate of US$128.7 thousand to members of the fiscal council in 2005. In addition, the members of the fiscal council are reimbursed for travel expenses related to the performance of their functions.
Advisory Committees
     We paid an aggregate of US$106.2 thousand to members of CVRD’s advisory committees in 2005. In addition, the members of CVRD’s advisory committees are reimbursed for travel expenses related to the performance of their functions.
EMPLOYEES
General
     The table below sets forth the number of our employees by category as of the dates indicated.

	At December 31,
	2003	2004	2005
Ferrous Minerals	13,107	14,845	17,858
Logistics	8,820	10,001	11,269
Non-Ferrous Minerals	1,332	1,957	2,307
Aluminum, Steel and Business Development	2,149	2,328	4,400
Administrative	5,563	2,915	2,726

Total	30,971	32,046	38,560

Wages and Benefits
     Wages and benefits for CVRD and its subsidiaries are generally established on a company-by-company basis. CVRD establishes its annual wage and benefits programs in July of each year following negotiations with its unions. In July 2005, CVRD reached an agreement with the unions for a 6.5% salary increase and maintenance of current benefits, which is valid until June 2006. The provisions of CVRD’s collective bargaining agreements with its unions also apply to CVRD’s non-union employees. CVRD has never suffered any material economic loss as a result of labor strikes or stoppages.
Pension Plans
     Employees of CVRD and most of its subsidiaries are eligible to participate in pension plans managed by Fundação Vale do Rio Doce de Seguridade Social-VALIA (“Valia”). Sponsored by CVRD, Valia is a closed, nonprofit, complementary social security plan with financial and administrative autonomy. Substantially all of the participants in plans sponsored by Valia are participants in a “new plan” Valia implemented in May 2000. The new plan is primarily a defined contribution plan with a defined benefit feature relating to service prior to May 2000. Valia also sponsors the “old plan” which is a defined benefit plan, with benefits based on years of service, salary and social security benefits. This plan covers retired participants and their beneficiaries, as well as a relatively small number of employees that declined to transfer from the old plan to the new plan when it was established in May 2000.
     Employees of CAEMI and its subsidiaries, MBR and CADAM, and employees of Alunorte participate in different pension plans. CAEMI and MBR contribute to an open supplementary pension plan that is principally a defined contribution, maintained by Bradesco Vida e Previdência S.A. This plan had its origin in the social security and pension plan maintained by Fundação CAEMI de Previdência Social and sponsored by CAEMI and MBR. The benefits granted by CAEMI and MBR include pensions for retirement, disability and death. Benefits related to health care and group life insurance provided by CAEMI and its subsidiaries to the employees come to an end when the beneficiary leaves the company, whether retired or not. Employees of CADAM and Alunorte are covered by pension plans managed by Bradesco Vida e Previdência.
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
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
Overview
     Major CVRD Shareholders. The table below sets forth certain information regarding beneficial ownership of our common and preferred class A shares as of April 30, 2006, by each person we know to be the beneficial owner of more than 5% of any class of our outstanding capital stock, and by all directors and executive officers as a group.

	Shares Owned	Percent of Class
Common Shares
Valepar S.A(1)	392,147,133	53.3%
BNDESPAR(2)	50,289,430	6.8
Directors and executive officers as a group	41,161	*

Preferred Class A Shares(3)
Directors and executive officers as a group	231,889	*

Golden Shares
Brazilian government	3	100.0

(1)	See the table below for more information on Valepar’s shareholders. Because each of the shareholders of Valepar has the right to veto the transfer by Valepar of any shares it holds in CVRD, each of the Valepar shareholders may be deemed a beneficial owner of the entire Valepar stake under the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. This does not imply that the person has the economic or other benefits of ownership.

(2)	Excludes common shares owned directly by Valepar, in which BNDESPAR has an ownership interest.

(3)	The Brazilian government (National Treasury) owns, through Fundo Garantidor das Parcerias Público-Privadas, 15,226,023 preferred class A shares representing 3.7% of the outstanding preferred class A shares, and BNDESPAR owns 364,333 preferred class A shares representing 0.1% of the outstanding preferred class A shares.

(*)	Represents less than 1% of the outstanding shares of the class.

     Valepar Shareholders. The tables below set forth information as of April 30, 2006 regarding share ownership of the common shares of Valepar S.A. and Litel Participações S.A, after giving effect to the stock split approved by the Valepar annual shareholders’ meeting on April 28, 2006.

	Number of Valepar	Percent of Valepar
	Common Shares Owned	Common Shares Owned
Valepar S.A.
Litel Participações S.A(1)	315,982,596	49.00%
Eletron S.A.	188,718	0.03
Bradespar S.A. (2)	136,796,982	21.21
Mitsui & Co. Ltd.	117,644,142	18.24
BNDESPAR	74,250,000	11.51

Total	644,862,438	100.00%

(1)	Litel owns 99,568,944 preferred Class B shares of Valepar, which represents 71.41% of the preferred shares. Litela, an affiliate of Litel owns 39,862,884 preferred Class B shares of Valepar, which represents 28.59% of the preferred shares.

(2)	Bradespar is controlled by a control group consisting of Cidade de Deus — Cia. Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Nova Cidade de Deus Participações S.A.

Litel Participações S.A.
BB Carteira Ativa 0(1)	202,753,508	73.59%
BB Carteira Ativa II(1)	53,388,025	19.38%
BB Renda Fixa IV(1)	19,371,990	7.03%
Others	822	—
Directors and Executive Officers as a group	4	—

Total	275,514,349	100.00%

(1)	Each of BB Carteira Ativa 0, BB Carteira Ativa II and BB Renda Fixa IV is a Brazilian investment fund. BB Carteira Ativa 0 is 100% owned by Previ. BB Carteira Ativa II is 59.36% owned by Funcef, 35.8% owned by Petros and 4.84% owned by Fundação Cesp. BB Renda Fixa IV is 100% owned by Previ. Each of Previ, Petros, Funcef and Fundação Cesp is a Brazilian pension fund.
     Brazilian Government Holdings. In 1997, we were privatized by the Brazilian government, which sold its voting control to Valepar. As part of the privatization process, the National Treasury and BNDES, the government-owned development bank, together retained 32% of our common shares and 4% of our preferred class A shares. On March 20, 2002, as the final step of the privatization process, the Brazilian government and BNDES each sold 39,393,919 shares, in the form of common shares or American Depositary Shares, which together represented 32.1% of our outstanding common shares. Currently, BNDESPAR, a wholly owned subsidiary of BNDES, owns common shares representing approximately 7.1% of our outstanding common shares and 0.7% of our outstanding preferred class A shares. The Brazilian government now owns approximately 3.7% of our outstanding preferred class A shares (not counting shares held by BNDESPAR), and three golden shares in us, which gives it veto powers over certain actions that we could propose to take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of the golden shares, see Item 10. Additional Information—Common and Preferred Shares—General.
     Stock Splits. Our shareholders approved a 3-for-1 stock split at an Extraordinary General Shareholders’ Meeting held on August 18, 2004. On August 19, 2004, each of our shares listed on the São Paulo Stock Exchange (BOVESPA), both common (VALE3) and preferred (VALE5), was split into three shares. In September 2004 each ADR representing our common shares (RIO) or preferred shares (RIOPR) had a similar split. As a result, the proportion of one ADR to one underlying common or preferred share was maintained.
     In the annual general shareholders’ meeting on April 27, 2006, our shareholders approved a 2-for-1 stock split. Our ADRs will also split 2-for-1, to be effective on June 7, 2006.

Principal Shareholder
     Our principal shareholder is Valepar. The shareholders of Valepar have entered into a shareholders’ agreement, ending in 2017. This agreement:
•	grants rights of first refusal on any transfer of Valepar shares and preemptive rights on any new issue of Valepar shares;

•	prohibits the direct acquisition of CVRD shares by Valepar’s shareholders unless authorized by the other shareholders;

•	prohibits encumbrances on Valepar shares (other than in connection with financing our acquisition);

•	requires each party generally to retain control of its special purpose company holding its interest in shares of Valepar, unless the rights of first refusal mentioned above are observed;

•	allocates Valepar’s and our board seats;

•	provides for the maintenance by CVRD of a dividend policy requiring CVRD to distribute 50% of CVRD’s net profit for each fiscal year;

•	provides for the maintenance by CVRD of a capital structure that does not exceed specified debt to equity thresholds;

•	requires the Valepar shareholders to vote their indirectly held CVRD shares and to cause their representatives on CVRD’s Board of Directors to vote only in accordance with decisions made at Valepar pre-meetings held prior to meetings of CVRD’s Board of Directors or shareholders; and

•	establishes supermajority voting requirements for certain significant actions relating to Valepar or to us.
     Pursuant to the shareholders’ agreement, holders of at least 75% of the Valepar common shares must agree to any of the following matters:
•	any amendment of CVRD’s bylaws;

•	any increase of CVRD’s capital stock by share subscription, creation of a new class of shares, change in the characteristics of the existing shares or any capital reduction of CVRD;

•	any issuance of any debentures of CVRD, whether convertible into shares of CVRD, participation certificates upon compensation, call options or any other security of CVRD;

•	any determination of issuance price for any new shares of capital stock or other security of CVRD;

•	any amalgamation, spin-off or merger to which CVRD is a party, as well as any change to CVRD’s corporate form;

•	any dissolution, receivership, bankruptcy or any other voluntary act for financial reorganization or any suspension thereof;

•	the election and replacement of CVRD’s Board of Directors, including the chairman of the board, and any officer of CVRD;

•	the disposal or acquisition of equity participation in any other company by CVRD, as well as the acquisition of any shares of capital stock of CVRD or Valepar;

•	the participation by CVRD in a group of companies or in a consortium of any kind;

•	the execution of distribution, investment, sales exportation, technology transfer, trademark license, patent exploration, license to use and lease agreements, to which CVRD will be a party;

•	the approval and amendment of CVRD’s business plan;

•	the determination of the compensation of the directors of CVRD, as well as the duties of the board;

•	any profit sharing among the administrators of CVRD;

•	the determination of the compensation of CVRD’s officers;

•	any change in the corporate purpose of CVRD;

•	the distribution or non-distribution of any dividends on any shares of capital stock of CVRD other than as provided in CVRD’s bylaws and any payment of interest on shareholders’ equity;

•	the appointment and replacement of CVRD’s independent auditor;

•	the creation of any “in rem” guarantee, granting of guarantees including rendering of sureties by CVRD with respect to obligations of any third party, including any affiliates or subsidiaries;

•	the passing of any resolution on any matter which, pursuant to applicable law, entitles a shareholder to withdrawal rights;

•	the appointment and replacement by the Board of Directors of any representative of CVRD in subsidiaries, companies related to CVRD or other companies in which CVRD is entitled to appoint directors and officers; and

•	any change in the debt to equity threshold, as defined in the shareholders’ agreement.
     In addition, the shareholders’ agreement provides that any issuance of participation certificates by CVRD or any disposition of CVRD’s shares held by Valepar requires the unanimous consent of all of Valepar’s shareholders.
American Depositary Shares
     As of April 30, 2006, American Depositary Shares represented 27.3% of our outstanding common shares and 49.6% of our outstanding preferred class A shares.
RELATED PARTY TRANSACTIONS
     At December 31, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$5 million, of which US$4 million is denominated in U.S. dollars and the remaining US$1 million in Brazilian currency. See Note 18 to our consolidated financial statements.
     We have commercial relationships in the ordinary course of our business, on an arm’s-length basis, with a number of companies that are affiliated with shareholders of Valepar, our principal shareholder. The most significant of these are our sales of iron ore and pellets to CST, in which Previ holds interests, and to Usiminas, in which both Previ and we hold interests. We also have arm’s-length commercial relationships in the ordinary course of our business with Mitsui, a shareholder of Valepar.
     In addition, we have commercial relationships with Petrobras — Petróleo Brasileiro S.A. (Petrobras), a Brazilian state-owned oil company, in which our chief executive officer, Mr. Roger Agnelli, serves as a member of its board of directors. We lease a potash mine (Taquari-Vassouras mine) in Rosario do Catete, in the state of Sergipe, Brazil, from Petrobras, and we have an agreement with Petrobras, under which we operate the Inácio Barbosa maritime terminal for a period of ten years ending in December 2012. We also have commercial relationships with Petrobras Distribuidora S.A.-BR, a subsidiary of Petrobras. See Item 4. Information on the Company -Lines of Business — Non-Ferrous

Minerals — Potash and Item 4. Information on the Company -Lines of Business — Logistics — Ports and Terminals.
     For information regarding investments in affiliated companies and joint ventures and for information regarding transactions with major related parties, see Notes 18 and 20 to our consolidated financial statements.
Item 8. Financial Information
LEGAL PROCEEDINGS
     We and our subsidiaries are defendants in numerous legal actions in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We have set aside or deposited in court amounts to cover estimated contingency losses due to adverse legal judgments. We believe that the provisions made against contingent losses are sufficient to cover probable losses in connection with such actions.
     We are currently involved in seven proceedings before the Conselho Administrativo de Defesa Econômica, or CADE, which is the primary Brazilian antitrust regulator. Five of these proceedings involve post-transaction review of acquisition or joint venture transactions, which is required for nearly all of our acquisitions and joint ventures. The other two proceedings are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our logistics business. We intend to defend these claims vigorously, but we cannot predict their outcome. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and/or to pay fines.
     CADE recently rendered its decision in connection with its post-transaction review of our acquisitions of Socoimex, Samitri, Ferteco, Belém and CAEMI, and the agreement to unwind the cross-shareholdings between us and Companhia Siderúrgica Nacional, or CSN. On August 10, 2005, CADE issued a decision approving these acquisitions, subject to certain conditions. Under the conditions set forth in CADE’s decision, we must either (i) fully waive our preemptive rights relating to the Casa de Pedra iron ore mine and restructure our equity stake in MRS Logística or (ii) sell all our assets that were previously owned by Ferteco Mineração S.A., a company we acquired in 2001 and consolidated in August 2003. On the portion of the decision relating to the Casa de Pedra mine, the members of CADE were split 3 to 3 and the CADE president issued a tie-breaking vote against us. We filed a writ of mandamus with the federal courts to challenge the procedural defects in that part of CADE’s decision related to the Casa de Pedra iron ore mine and requested an injunction to suspend the effects of the entire decision pending a decision on the writ of mandamus. The injunction was granted on November 10, 2005 and confirmed, on a preliminary basis, by the Federal Circuit Court on December 19, 2005. However, on February 2, 2006, the court issued an unfavorable decision on the writ of mandamus, which we are now appealing. Pending our appeal of the Federal Circuit Court’s decision, the injunction suspending the effects of the CADE decision will remain in force. In addition to the writ of mandamus and as a precautionary measure should we be unsuccessful in our case, we filed a lawsuit with the Federal Court in the Federal District on May 19, 2006, requesting a declaration of our right to be indemnified for losses and damages incurred should we have to comply with the portion of the CADE decision relating to the Casa de Pedra mine, and a determination of the indemnification amount prior to our choosing between the sale of Ferteco and the Casa de Pedra/MRS option.
     The CAEMI acquisition was approved by the European Commission subject to certain conditions, including the sale of the Quebec Cartier Mining Company (QCM). We disposed of the class B preferred shares retained by CAEMI in QCM in July 2005. For more details, see Note 7(a) to our consolidated financial statements.
     Numerous lawsuits challenging the legality of the minimum auction price fixed in our 1997 privatization are still pending, including a number of class action lawsuits. The lower courts issued favorable decisions in these lawsuits that were appealed by their respective plaintiffs. In the end of 2005, in the cases in which plaintiffs are challenging the price paid for the controlling block of CVRD, the lower court decisions were overruled by higher courts, which determined that the proceedings must be submitted back to the lower courts to continue with the discovery phase under Brazilian rules of civil procedure, regarding the basis for establishing the minimum price in the privatization program. Such higher court decisions are still subject to appeal by all defendants. In the remaining cases, in which only irregular features of the invitation to bid were being argued, the higher courts upheld the favorable decisions. We do not believe that, individually or in the aggregate, these actions will adversely affect the outcome of the privatization process or otherwise have a material adverse effect on us.
     We are a defendant in a public civil action seeking to annul the concession agreement through which we and certain other defendants operate the Praia Mole port terminal in the state of Espírito Santo, Brazil. The case, which was first filed in 1998, is still in its pre-trial stages and we believe the claim to be without merit.
     We are currently a defendant in two separate actions brought by the municipality of Itabira, in the state of Minas Gerais. In one of the actions, filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social damages and claims damages with respect to the degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to approximately US$722 million. We have requested the annulment of this action, as it represents no actual controversy. In fact, on June 5, 2000, the local environmental authorities granted an operating license to our Itabira iron ore mining operations. This license sets forth conditions regarding the environmental restoration of the degraded site and the performance of compensatory environmental programs. Since then, we renewed the operating license and we intend to continue to comply with the conditions set out in the renewed operating license. In the other action, the municipality of Itabira is claiming the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately US$836 million. We believe that this action is without merit. We are vigorously defending both pending lawsuits.
     We are currently a defendant in a series of administrative proceedings brought by DNPM, the most significant of which were brought against us in March 2006, alleging that we have failed to pay the full amount of CFEM due in respect of revenues generated by our iron ore and manganese activities. We believe that the DNPM’s allegations are without merit and intend to vigorously contest them. The aggregate amount claimed in the administrative proceedings is approximately US$1.3 billion. If we are not successful in the administrative proceedings, we may be required to post judicial deposits of the amounts claimed in order to appeal any adverse decision. We are also a defendant in a similar judicial proceeding brought by the Municipality of Mariana, alleging that we have failed to pay the full amount of CFEM due with respect to revenues generated by our pelletization activities. We believe that the Municipality of Mariana’s allegations in the case are without merit and intend to vigorously contest them. We are also involved in litigation with the DNPM regarding the applicable percentage of revenues to be applied to calculate the CFEM due on potash. Please see Item 4. Information on the Company — Regulatory Matters — Mining.
     We are engaged in litigation with respect to certain aspects of recent tax regulation that requires earnings from foreign subsidiaries to be included in the determination of income taxes payable in Brazil. We obtained an injunction in February 2003, suspending our obligation to pay amounts in dispute. This injunction continues to be in effect by virtue of a pending appeal that we filed with the federal appellate courts on September 2005 against an unfavorable decision issued by lower federal courts on July 2005. We have not recorded provisions for these taxes in our financial statements.
     In accordance with ANEEL Resolution No. 591, dated as of November 2003, ANEEL authorized LIGHT - Serviços de Eletricidade S.A. (“Light”) to charge consumidores livres or free consumers in the state of Rio de Janeiro, and among them Valesul, several additional fees included in the tariff for the use of the distribution system. In January 2004, Valesul commenced litigation contesting the legality of this charge. In June 2004, Valesul obtained a favorable decision relieving it from the payment of such fees. Light appealed from this decision and in September 2004, Light obtained a decision from the higher courts that overruled the decision of the lower courts, thereby forcing Valesul to resume making payments pending the resolution of the matter. Valesul appealed to the Supreme Court (Superior Tribunal de Justiça), and is awaiting its decision.
DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY
     Under our dividend policy, our management proposes to our Board of Directors, no later than January 31 of each year, a minimum value per share, expressed in U.S. dollars that will be distributed in that year to our shareholders. Dividends and/or interest on shareholders equity are determined in U.S. dollars, considering our expected free cash flow generation in the year of distribution. The proposal establishes two semiannual installments to be paid in the months of April and October of each year. It is submitted to the Board of Directors in the meetings scheduled for the months of April and October. Once approved, dividends and/or interest on shareholders equity are paid in reais, and converted at prevailing exchange rates on the last business day before the board meetings in April and October of each year. Management can also propose to the Board of Directors, depending on the evolution of our cash flow performance, a further payment to shareholders of an additional amount per share over and above the minimum dividend initially established. For 2006, our management has proposed to the Board of Directors a minimum dividend of US$1.3 billion. Our normal practice is to pay the same dividend or interest on shareholders equity on both common and preferred class A shares. On April 12, 2006, the first installment of this dividend representing US$650 million was approved. This installment was paid on April 28, 2006.
     Dividend distributions based on our dividend policy are subject to two constraints:
•	Our bylaws prescribe that we must distribute to our shareholders in the form of dividends or interest on shareholders’ equity an annual amount equal to not less than 25% of the distributable amount, referred as the mandatory dividend, unless the Board of Directors advises our shareholders at our shareholders’ meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of our financial condition.

•	Valepar, our principal shareholder, recommends the distribution of a dividend equal to at least 50% of the amount of net income with respect to each fiscal year, except in 2005 when it recommended a dividend distribution equal to 43.68% of our net income.
     For a discussion on dividend distribution provisions under Brazilian corporate law and our bylaws, see Item 10. Additional Information.
     We may make distributions either in the form of dividends or in the form of interest on shareholders’ equity. Dividends with respect to the American Depositary Shares, and to non-resident holders of common shares or preferred class A shares, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995. These dividends will be subject to Brazilian withholding tax at varying rates. Distributions of interest on shareholders’ equity to shareholders, including holders of American depositary receipts, are currently subject to Brazilian withholding tax. See Item 10. Additional Information—Taxation—Brazilian Tax Considerations.
     By law, we are required to hold an annual shareholders’ meeting by April 30 of each year at which an annual dividend may be declared. Additionally, our Board of Directors may declare interim dividends. Under the Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or payments of interest on shareholders’ equity) in respect of its shares, after which we will have no liability for such payments. From 1997 to 2003, all distributions took the form of interest on shareholders’ equity. In 2004 and 2005, part of the distribution was made in the form of interest on shareholders’ equity and part as dividends. See Item 10. Additional Information—Common Shares and Preferred Shares—Payments on Shareholders’ Equity.
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
     The table below sets forth the cash distributions we paid to holders of common shares and preferred class A shares for the periods indicated. A 3-for-1 stock split occurred in August 2004, and amounts for prior periods have not been restated to give effect to the split. We have calculated U.S. dollar conversions using the commercial selling rate in effect on the date of payment. We stated amounts gross of any applicable withholding tax.

	Payment	Reais per Share at	U.S. Dollars per Share at
Year	Date	Payment Date	Payment Date
2001	February 20	3.33	1.66
	December 10	2.305	0.98
2002	April 30	2.305	0.98
	December 10	2.68	0.71
2003	April 30	1.62	0.56
	October 31	3.42	1.20
2004	April 30	2.06	0.70
	October 29 (1) (2)	1.27	0.45
2005	April 29	1.11	0.43
	October 31 (3)	1.57	0.70
2006	April 28 (4)	1.15	0.54

(1)	On October 29, 2004, we paid 1.03 reais per share in interest on shareholders equity and 0.24 reais per share in dividends.

(2)	A 3-for-1 stock split occurred in August 2004.

(3)	On October 31, 2005, we paid 0.68 reais per share in interest on shareholders equity and 0.89 reais per share in dividends.

(4)	On April 28, 2006, we paid 0.67 reais per share in interest on shareholders equity and 0.48 reais per share in dividends.

Item 9. The Offer and Listing
SHARE PRICE HISTORY
     The table below sets forth trading information for our preferred and common American Depositary Shares, as reported by the New York Stock Exchange and our preferred class A shares and our common shares, as reported by the BOVESPA, for the periods indicated. Share prices in the table for periods after August 19, 2004 (for our common and preferred shares) and after September 7, 2004 (for our common and preferred ADSs) reflect a 3-for-1 stock split.

					U.S. Dollars per Preferred				U.S. Dollars per Common
	Reais per Common		Reais per Preferred		Class A American				American Depositary
	Share		Class A Share		Depositary Share				Share
	High	Low	High	Low	High		Low		High	Low
2001	R$55.00	R$42.70	R$58.70	R$44.00	US$	26.98	US$	18.65	US$—	US$—
2002	109.00	50.00	102.20	50.90		29.51		20.51	30.00	21.75
2003	170.80	80.90	148.00	77.45		51.90		24.30	59.59	25.71
2004	77.50	43.33	64.19	37.67		24.38		12.10	29.01	14.08
2005	99.89	64.00	87.00	55.00		39.55		21.93	45.08	25.60
1Q04	180.00	145.10	159.00	124.40		55.50		42.45	62.87	49.96
2Q04	163.92	129.99	142.74	113.01		49.77		36.30	57.09	42.24
3Q04 (1)	65.00	47.00	55.50	39.38		19.41		12.88	22.66	15.47
4Q04	77.50	58.50	64.19	50.61		24.38		17.68	29.01	20.32
1Q05	95.75	71.00	79.02	59.50		30.00		22.05	36.55	26.05
2Q05	84.50	64.00	72.00	55.00		26.90		21.93	32.00	25.60
3Q05	99.89	70.04	86.85	59.76		39.55		25.31	44.78	29.51
4Q05	99.40	83.75	87.00	74.10		39.20		32.87	45.08	36.85
1Q06	112.80	91.01	97.80	79.90		44.38		36.99	51.27	42.28
December 2005	99.40	92.60	86.20	80.60		39.20		34.92	45.08	40.12
January 2006	112.80	95.80	97.80	84.20		44.38		37.75	51.27	43.00
February 2006	111.80	98.79	97.00	85.40		43.60		39.55	50.38	45.86
March 2006	105.90	91.00	94.00	79.90		43.23		36.99	48.53	42.28
April 2006	111.00	102.50	96.36	91.20		45.90		42.65	51.75	47.88
May 2006 (2)	59.55	50.90	49.08	42.13		48.39		36.96	58.18	45.02

(1)	3-for-1 stock split occurred during this quarter.

(2)	Until May 23, 2006. 2-for-1 stock split occurred during this month, only with respect to common and preferred Class A shares. Source: Bloomberg LLP.
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
     In December 2003, we agreed to comply with heightened corporate governance and disclosure requirements established by the BOVESPA in order to qualify as a company admitted to BOVESPA’s “Level 1 of Corporate Governance Requirements.”
     To become a Level 1 company, an issuer must agree to:
•	ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading;

•	adopt offering procedures that favor widespread ownership of shares whenever making a public offering;

•	comply with minimum quarterly disclosure standards;

•	follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer;

•	disclose any existing shareholders’ agreements and stock option plans; and

•	make a schedule of corporate events available to the shareholders.
     Our common American Depositary Shares, each representing one common share, have been traded on the New York Stock Exchange since March 2002, under the ticker symbol RIO. Our preferred American Depositary Shares, each representing one preferred class A share, have been traded on the New York Stock Exchange since June 2000, under the ticker symbol RIOPR. The preferred class A American Depositary Shares had previously traded in the over-the-counter market since 1994. JPMorgan Chase Bank serves as the depositary for both the common and the preferred American Depositary Shares. On April 30, 2006, there were 406,725,905 American Depositary Shares outstanding, representing 49.6% of our preferred class A shares, 27.3% of our common shares or 35.3% of our total share capital.
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
     The Brazilian government holds three golden shares in us. The golden shares are preferred shares that entitle its holder to the same rights (including with respect to voting and dividend preference) as holders of preferred class A shares. In addition, the holder of the golden shares is entitled to veto any proposed action relating to the following matters:
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
     Since our privatization in 1997 following a recommendation from Valepar, our principal shareholder, we have distributed a dividend equal to at least 50% of the amount of net income for distribution with respect to each fiscal year, except in 2005 when it recommended a dividend distribution equal to 43.68% of our net income.
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

     All shareholders’ meetings, including the annual shareholders’ meeting, are convened by publishing, no fewer than fifteen days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, which is Rio de Janeiro. Our shareholders have previously designated Jornal do Commercio for this purpose. Also, as our shares are traded on BOVESPA, we must publish a notice in a São Paulo based newspaper. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter. In addition, under our bylaws, the holder of the golden shares is entitled to a minimum of 15 days prior formal notice to its legal representative of any general shareholders’ meeting to consider any proposed action subject to the veto rights accorded to the golden shares. See Item 10. Additional Information—Common Shares and Preferred Shares—General.
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

Redemption Rights
     Our common shares and preferred class A shares are not redeemable, except that a dissenting shareholder is entitled under the Brazilian Corporate Law to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:
(1)	to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares (unless such actions are provided for or authorized by the bylaws);

(2)	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

(3)	to reduce the mandatory distribution of dividends;

(4)	to change our corporate purposes;

(5)	to merge us with another company or consolidate us;

(6)	to transfer all of our shares to another company in order to make us a wholly owned subsidiary of such company, a stock merger;

(7)	to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law;

(8)	to approve our participation in a centralized group of companies as defined under the Brazilian Corporate Law; or

(9)	in the event that the entity resulting from (a) a merger, (b) a stock merger as described in clause (6) above or (c) a spin-off that we conduct fails to become a listed company within 120 days of the general shareholders’ meeting at which such decision was taken.
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
     According to the Law No. 10,833, dated December 29, 2003, capital gains earned abroad derived from the disposition of assets located in Brazil by non-residents to other non-residents may become subject to taxation in Brazil. In this sense, upon the disposition of the preferred class A shares or of the common shares, defined as assets located in Brazil, the non-Brazilian holder may be subject to income tax on the gains assessed, following the rules described below, no matter if the transaction is conducted in Brazil or abroad, or with a Brazilian resident or not. Regarding American Depositary Shares, although we believe that the American Depositary Shares do not fall within the definition of assets located in Brazil for the purposes of this rule, considering the general and unclear scope of the rule and the lack of judicial court rulings in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.
     The deposit of preferred class A shares or common shares in exchange for American Depositary Shares is not subject to Brazilian income tax if the acquisition cost of the preferred class A shares or common shares is lower than (i) the average price per preferred class A share or common share on the Brazilian stock exchange in which the greatest number of such shares were sold on the day of deposit; or (ii) if no preferred class A shares or common shares were sold on that day, the average price on the Brazilian stock exchange in which the greatest number of preferred class A shares or common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred class A shares or common shares calculated as described above will be considered to be a capital gain subject to taxation. There are grounds to sustain that such taxation is not applicable in case of investors registered under Resolution No. 2,689, which are not domiciled in a tax haven jurisdiction. The withdrawal of American Depositary Shares in exchange for preferred class A shares or common shares is not subject to Brazilian income tax as long as the applicable regulations in respect to the registration of the investment before the Brazilian Central Bank are properly complied with.
     The gain realized as a result of a transaction on a Brazilian stock, future and commodities exchange is the difference between the amount in Brazilian currency realized on the sale or disposition and the acquisition cost, without any adjustment for inflation, of the shares sold.
     Gains assessed on the disposition of the preferred class A shares or common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):
•	are exempt from income tax when assessed by a non-Brazilian holder that (i) has registered its investment in Brazil before the Brazilian Central Bank under the rules of Resolution No. 2,689/2001 and (ii) is not a tax haven resident; or

•	are subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that (i) has not registered its investment in Brazil before the Brazilian Central Bank under the rules of Resolution No. 2,689/2001; or (ii) has registered its investment in Brazil before the Brazilian Central Bank under the rules of Resolution No. 2,689/2001 but is a tax haven resident. In these cases, a withholding income tax at a rate of 0.005% shall be levied on the transaction and can be offset with the eventual income tax due on the capital gain.
     Any other gains assessed on the disposition of the preferred class A shares or of the common shares that are not carried out on a Brazilian stock exchange are subject to income tax at a rate of 15%, except for tax haven residents which, in this case, are subject to income tax at a rate of 25%. In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market, with brokerage, a withholding income tax at a rate 0.005% shall also be levied on the transaction and can be offset with the eventual income tax due on the capital gain.

     With reference to proceeds of redemption or of a liquidating distribution with respect to the preferred class A shares or common shares, the difference between the amount received and the acquisition cost of the corresponding shares will be treated as a sale or disposition carried out outside of the Brazilian stock exchange.
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
     Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of the foreign currency to reais. Although the IOF/Exchange Tax rate is currently 0% with some few specific exceptions, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.
     Brazilian law imposes a Tax on Transactions Involving Bonds or Securities (the “IOF/Bonds Tax”), due on transactions involving bonds and securities, including those carried out on the Brazilian stock, futures or commodities exchange. The rate of the IOF/Bonds Tax with respect to preferred class A shares or common shares or American Depositary Shares is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day. Any such increase will be applicable only prospectively.
     In addition, as a general rule, transactions carried out in Brazil that result in the transfer of reais from an account maintained with a Brazilian financial institution are subject to the Temporary Contribution on Financial Transactions (“CPMF Tax”), at the rate of 0,38%. Currently, the funds transferred for the acquisition of shares on Brazilian stock exchanges and the remittance abroad of the proceeds earned from the disposition of shares in Brazil by means of a currency exchange transaction are exempt of the CPMF Tax. In addition to that, according to Provisory Measure No. 281, of February 15, 2006, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering, provided the public offering is registered with the CVM and that the issuer is listed in a Brazilian stock exchange. Such Provisory Measure is currently in force but it must be approved by the Congress within 120 days from the date of its publication and signed by the President to be converted into law.
U.S. Federal Income Tax Considerations
     This summary does not purport to be a comprehensive description of all the tax consequences of the acquisition, holding or disposition of the preferred class A shares or common shares or American Depositary Shares. This summary applies to U.S. holders, as defined below, who hold their preferred class A shares or common shares or American Depositary Shares as capital assets and does not apply to special classes of holders, such as:
•	certain financial institutions,

•	insurance companies,

•	dealers or traders in securities or foreign currencies,

•	persons holding preferred class A shares, common shares or American Depositary Shares as part of hedge, straddle, conversion or other integrated financial transaction for tax purposes,

•	holders whose functional currency for tax purposes is not the U.S. dollar,

•	partnerships or other pass-through entities for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax, or

•	persons owning, actually or constructively, 10% or more of our voting shares.
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
     As used herein, the term “United States holder” means a beneficial owner of preferred class A shares, common shares, or American Depositary Shares that is for U.S. federal income tax purposes:
•	a citizen or resident alien individual of the United States,

•	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the preferred class A shares, common shares, or American Depositary Shares.
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
     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the American Depositary Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the American Depositary Shares will be treated as qualified dividends if (i) the American Depositary Shares are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The American Depositary Shares are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on CVRD’s audited financial statements and relevant market and shareholder data, CVRD believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on CVRD’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for its 2006 taxable year.
     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred class A shares and common shares will be treated as qualified dividends, because the preferred class A shares and common shares are not themselves listed on a

U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of American Depositary Shares, preferred class A shares or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of American Depositary Shares, preferred class A shares and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
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
     Taxation of capital gains. Upon a sale or exchange of preferred class A shares, common shares or American Depositary Shares, you will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the preferred class A shares, common shares or American Depositary Shares. This gain or loss will be long-term capital gain or loss if your holding period in the preferred class A shares, common shares or American Depositary Shares exceeds one year. The net amount of long-term capital gain recognized by individual U.S. holders prior to January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Your ability to use capital losses to offset income is subject to limitations.
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
     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
DOCUMENTS ON DISPLAY
     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect CVRD’s reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which CVRD’s American Depositary Shares are listed. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. For further information on obtaining copies of CVRD’s public filings at the New York Stock Exchange, you should call (212) 656-5060.
     We also file financial statements and other periodic reports with the CVM.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Risk Management Policy
     We consider the effective management of risk a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise risk management policy and a risk management committee. Under the policy, we measure, monitor, and manage risk at the portfolio level, using a single framework, and consider the natural diversification of our portfolio. We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility. The risk management committee is composed of members of senior management and assists our Executive Directors in overseeing and reviewing information regarding our enterprise risk management and framework, including the significant policies, procedures and practices employed to manage risk. Our enterprise risk management policy is designed to promote an effective risk management system and to ensure that enterprise-level risks are reported at least quarterly to the risk management committee.
     The principal market risks we face are interest rate risk, exchange rate risk and commodity price risk. We manage some of these risks through the use of derivative instruments. Our risk management activities follow the risk management policy, which generally prohibits speculative trading and short selling and requires diversification of transactions and counter-parties. We monitor and evaluate our overall position regularly in order to evaluate financial results and impact on our cash flow. We also periodically review the credit limits and creditworthiness of our hedging counter-parties.
     Under SFAS 133 – “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138, we recognize all derivatives on our balance sheet at fair value, and the gain or loss in fair value is included in current earnings. The asset (liability) balances at December 31, 2005 and 2004 and the movement in fair value of derivative financial instruments are as follows:

			Interest
			rates
	Gold		(LIBOR)		Currencies		Alumina		Aluminum		Total
Unrealized gain (loss) at January 1, 2004	US$	(32)	US$	(46)	US$	5	US$	(18)	US$	—	US$	(91)

Loss recognized upon consolidation of Albras		—		—		—		—		(20)		(20)
Financial settlement		4		29		(2)		—		—		31
Unrealized gains (losses) in the period		(5)		1		1		(33)		(98)		(134)
Effect of exchange rate changes		(4)		(1)		—		(4)		(9)		(18)

Unrealized gain (loss) at December 31, 2004	US$	(37)	US$	(17)	US$	4	US$	(55)	US$	(127)	US$	(232)

Fair value at January 1, 2005	US$	(37)	US$	(17)	US$	4	US$	(55)	US$	(127)	US$	(232)
Financial settlement		11		9		(1)		34		36		89
Unrealized gains (losses) in the period		(17)		6		(2)		(28)		(60)		(101)
Effect of exchange rate changes		(3)		(2)		—		(4)		(6)		(15)

Unrealized gain (loss) at December 31, 2005	US$	(46)	US$	(4)	US$	1	US$	(53)	US$	(157)	US$	(259)

INTEREST RATE AND EXCHANGE RATE RISK
     The table below sets forth our floating and fixed rate long-term debt, categorized by local and foreign currency, and as a percentage of our total long-term debt portfolio at the dates indicated, including loans from unrelated parties, except for accrued charges, as reflected in our consolidated financial statements.

	At December 31,
	2004			2005
	(in millions of US$, except percentages)
Floating rate debt:
Real-denominated	US$	120	3.1%	100	2.1%
Foreign currency denominated		2,078	53.8	2,901	60.3
Fixed rate debt:
Real-denominated		74	1.9	32	0.6
Foreign currency denominated		1,593	41.2	1,778	37.0

Total	US$	3,865	100.0	4,811	100.0

     The table below provides information about our total debt obligations as of December 31, 2005, which are sensitive to changes in interest rates and exchange rates. The table presents the principal cash flows and related weighted average interest rates of these obligations by expected maturity date. Weighted average variable interest rates are based on the applicable reference rate at December 31, 2005. The debt obligations’ actual cash flows are denominated mainly in U.S. dollars or reais or other currencies, as indicated.

										Fair Value
	Weighted								Fair Value	Accounting at
	average interest						To		Cash Flow at	December 31,
	rate (%)(1)(2)	2006	2007	2008	2009	2010	2034	Total	December 31, 2005	2005
					(in millions of US$)
U.S. dollar-denominated
Fixed rate
Bonds	8.47	—	111.6	—	—	—	1,102.2	1,213.8	1,384.3	1,382.2
Loans	6.39	122.2	36.7	18.4	11.5	7.1	2.5	198.4	76.2	198.4
Securitization Notes	5.83	27.0	57.1	53.1	55.3	57.6	92.6	342.7	315.7	342.7
Trade Finance	5.53	20.0	1.8	—	—	—	—	21.8	1.8	21.8
Floating Rate
Loans	6.39	205.3	182.0	197.8	226.7	219.5	438.5	1,469.8	504.9	1,469.8
Securitization Notes	5.83	55.1	28.9	—	—	—	—	84.0	20.5	84.0
Trade Finance	5.53	613.0	81.8	23.7	4.0	99.2	290.5	1,112.2	160.3	1,112.2

Subtotal		1,042.6	499.9	293.0	297.5	383.4	1,926.3	4,442.7	2,463.7	4,611.1

Real-denominated
Fixed rate loans	12.49	29.0	2.6	0.1	0.1	0.1	0.3	32.2	2.8	32.2
Floating Rate Loans	12.49	22.0	14.4	14.2	12.4	12.4	24.7	100.1	78.0	100.1

Subtotal		51.0	17.0	14.3	12.5	12.5	25.0	132.3	80.8	132.3

Other currency-denominated
Fixed rate loan	3.9	0.5	0.5	0.5	—	—	—	1.5	1.0	1.5
Floating rate loan	6.35	3.0	2.8	2.8	2.8	2.8	2.8	17.0	14.0	17.0

Subtotal		3.5	3.3	3.3	2.8	2.8	2.8	18.5	15.0	18.5

No maturity		—	—	—	—	—	—	217.3	217.3	217.3

Total		1,097.1	520.2	310.6	312.8	398.7	1,954.1	4,810.8	2,776.8	4,979.2

(1)	Weighted average interest rates do not take into account the effect of the derivatives.

(2)	Weighted average variable interest rates are based on the applicable reference rate at December 31, 2005.
Interest Rate Risk
     We are exposed to interest rate risk on our outstanding borrowing and in future debt issuances. Our floating rate debt consists principally of U.S. dollar borrowings related to trade finance and loans from commercial banks and multilateral organizations. In general, our foreign currency floating rate debt is principally subject to changes in the London Interbank Offered Rate (USD LIBOR). Consequently, fluctuations in the USD LIBOR may adversely impact our cash flows. To mitigate the effects of interest rate volatility we sometimes make use of natural hedges allowed by the positive correlation between U.S. dollar floating interest rates and metals prices. When natural hedges are not present, we sometimes try to realize the same effect with the aid of financial instruments. Our floating rate debt denominated in reais is mainly subject to changes in the TJLP, as fixed by the BNDES.
     We have entered into interest rate derivative transactions primarily to hedge the exposure we hold on our USD floating rate debt. Our interest rate derivatives portfolio consists of options and interest rate swaps to convert floating rate exposures to fixed rate exposures or to cap our exposure to interest rate fluctuations. A cap is the maximum rate we will be required to pay on the notional amount of the debt. Conversely, a floor is the minimum rate we will be required to pay on the notional amount of the debt. In our current portfolio, there is a swap subject to knock-out provisions, which, if triggered, eliminate the protection it provides. The table below sets forth certain information with respect to our interest rate derivatives portfolio at December 31, 2004 and 2005:

	At December 31, 2004				At December 31, 2005
	Notional	Interest Rate		Unrealized	Notional	Interest Rate	Unrealized	Final
	Value	Range		Gain (Loss)	Value	Range	Gain (Loss)	Maturity
	(in millions of US$, except interest rate ranges)
Floor	150	5.7 – 6.0%		(3.5)	25	5.8%	0.0	Nov 2006
Cap	300	5.75 – 11.0%		0.0	175	5.7 – 11.0%	0.0	May 2007
Swap	231	5.8 – 6.7%		(13.4)	206	5.8 – 6.7%	(3.8)	Oct 2007

Total			US$	(16.9)			(3.8)

Exchange Rate Risk
     We are exposed to exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When devaluation occurs, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows. In light of this framework, we generally do not use derivative instruments to manage the currency exposure on our long-term dollar-denominated debt. However, we may occasionally use derivatives to minimize the effects of the volatility of the exchange rates between reais and U.S. dollars in the cash flow.
     We are also exposed to the volatility of the exchange rate between reais and U.S. dollars in our cash flows, considering that most of our revenues are denominated in U.S. dollars and a significant amount of our operating and capital expenditures are denominated in reais. Consequently, an appreciation of the real against the U.S. dollar would generally result in higher operating and investment costs, negatively affecting our cash flow.
     We have other exposures associated with our outstanding debt portfolio. We have a Euro exposure associated with a credit line extended by KFW (Kreditanstalt für Wiederaufbau). To mitigate the foreign currency risk, we have entered into some forward transactions that are specified in the next table. The table below sets forth certain information with respect to our exchange rate derivatives portfolio at December 31, 2004 and 2005.

	At December 31, 2004				At December 31, 2005
	Notional		Unrealized		Notional		Unrealized		Final
	Value	Rate Range	Gain (Loss)		Value	Rate Range	Gain (Loss)		Maturity
	(in millions, except rate ranges)
Floating Rate purchased	€16.74	Euribor + Spread 1			€14.35	Euribor + Spread 1			Dec 2011
Floating Rate sold	USD 18.89	Libor + Spread 2			USD 16.19	Libor + Spread 2			Dec 2011
Total			US$	3.7			US$	0.7

	At December 31, 2004				At December 31, 2005
	Notional			Unrealized	Notional				Unrealized		Final
	Value	Price Range		Gain (Loss)	Value		Price Range		Gain (Loss)		Maturity
	(in millions, except price ranges)
Japanese yen purchased	¥64.7	¥79 – 83 per US$		(0.2)	—		—		—		—
Euro purchased	€0.90	US$1.22 – 1.23 per €		0.1	—		—		—		—
Euro sold	€3.3	€1.327		(0.1)		—		—		—		—

Total			US$	(0.2)					—

PRODUCT PRICE RISK
     We are also exposed to various market risks relating to the volatility of world market prices for:
•	iron ore and pellets, which represented 70.7% of our 2005 gross consolidated revenues;

•	manganese ore and ferroalloys, which represented 4.3% of our 2005 gross consolidated revenues;

•	aluminum-related products, which represented 10.5% of our 2005 gross consolidated revenues;

•	kaolin, which represented less than 1.3% of our 2005 gross consolidated revenues; and

•	copper, which we began producing in 2004 as copper concentrate and represented 2.9% of our 2005 gross consolidated revenues.
     We do not enter into derivatives transactions to hedge our iron ore, pellets, copper, kaolin, manganese ore or ferroalloys exposure. Our strategy of not hedging our exposure to product price volatility is in accordance with the guidelines determined by our risk management policy, which relies primarily on the natural diversification of our portfolio. However, strategic product price risk hedging may be implemented from time to time to support our growth strategy and financial flexibility. See Item 5. Operating and Financial Review and Prospects.
     The risk mitigation strategies set for our aluminum products were developed and implemented in the past, when our subsidiaries Albrás and Alunorte were highly leveraged and hedging was needed to guarantee the cash flow stream to comply with their debt obligations. To manage the risk associated with fluctuations in aluminum prices, they engaged in hedging transactions involving put and call options, as well as forward contracts. These derivative instruments allowed Albras and Alunorte to establish minimum average profits for their future aluminum production in excess of their expected production costs and therefore ensure stable cash generation. However, they also have the effect of reducing potential gains from price increases in the spot market for aluminum. Our policy has been to settle all commodity derivatives contracts in cash without physical delivery of product. In 2005, we did not execute any new transactions.
     The table below sets forth certain information with respect to our aluminum derivatives portfolio at December 31, 2004 and 2005.

	At December 31, 2004				At December 31, 2005
	Notional		Unrealized		Notional			Unrealized	Final
	Value	Price Range	Gain (Loss)		Value	Price Range		Gain (Loss)	Maturity
	(tons of	(US$ per ton)	(in millions		(tons of	(US$ per ton)		(in millions
	aluminum)		of US$)		aluminum)			of US$)
Puts purchased	217,000	US$1,385 – 1,400	US$	0.2	78,500	US$1,375 – 1,625		0.0	Dec 2006
Forwards sold	9,000	1,545 – 1,650		(23.7)	3,000	1,502 – 1,700		(1.8)	Dec 2006
Calls sold	241,000	1,535 – 1,590		(56.9)	96,500	1,535 – 1,640		(19.3)	Dec 2006
Other instruments	263,000	1,390 – 1,700		(33.9)	147,000	1,400 – 1,700		(94.9)	Dec 2008

Total			US$	(114.3)			US$	(116.0)

     We currently hold a small position in gold derivative instruments, structured to manage the risks related to gold price fluctuations, inherent from the content of gold associated with copper concentrate production. The table below sets forth certain information with respect to our gold derivatives portfolio at December 31, 2004 and 2005.

	At December 31, 2004				At December 31, 2005
				Unrealized				Unrealized	Final
	Quantity	Price Range		Gain (Loss)	Quantity	Price Range		Gain (Loss)	Maturity
	(oz.)	(US$ per oz.)		(in millions of US$)	(oz.)	(US$ per oz.)		(in millions of US$)
Puts purchased	303,000	285 – 385		0.7	222,200	285 – 385		(1.4)	Dec 2008
Calls sold	393,000	330 – 440		(37.4)	286,240	343 – 440		(44.6)	Dec 2008
Other instruments	—	—		—	—	—		—	—

Total			US$	(36.7)			US$	(46.0)

     There is an embedded derivative related to energy for which market to market is US$(124.1) million as of December 31, 2005 and US$(68.0) million as of December 31, 2004.
CREDIT RISK
Financial Institutions Risk & Exposure
     We have a strict policy regarding financial credit risk arising from derivative and other financial transactions executed with financial institutions. The credit policy was approved by our Board of Directors, who delegated to the Executive Board the approval of individual limits and the total credit exposure of the portfolio, to be proposed by our finance department. On a semiannual basis, our financial institutions credit exposure is submitted to the finance committee and the Executive Board.
     The credit quality of each institution is evaluated based on its financial strength, foreign currency ratings published by international rating agencies, shareholder’s equity size and range of financial products provided.
     The credit policy only allows CVRD to perform financial transactions with institutions that hold at least an A- foreign currency credit rating. In the case the rating of the institution is capped by the sovereign ceiling, the rating of the country in which the institution is incorporated has to be at least equal to Brazil rating, and the local currency rating of the institution has to be at least A-. In addition, we can only invest our cash holdings and enter into derivative transactions with institutions whose limits are consistent with our credit policy.
Commercial Credit Exposure
     CVRD’s commercial credit policy establishes a set of rules under which the Executive Board approves an Annual Commercial Exposure Limit, representing the maximum commercial credit exposure CVRD is willing to take. This exposure limit is applied to each business segment of CVRD. For those companies in which CVRD is the controlling shareholder, the limits are established according to such policy. For the other companies, CVRD’s Executive Board recommends a credit limit in line with CVRD’s policy. The policy outlines a procedure for measuring, granting and controlling commercial credit within the group, which requires that each customer seeking commercial credit must be evaluated considering its credit quality measured by the strength of its financial statements, company size, past payment performance and country risk. In 2005, CVRD extended its commercial credit policy to all of its consolidated companies.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.

Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     CVRD’s disclosure committee, with the participation of CVRD’s chief executive officer, chief financial officer, investors relations officer, general counsel, chief accounting officer and internal controls officer, has evaluated the effectiveness of CVRD’s disclosure controls and procedures as of the end of the period covered by this annual report. Vale Overseas carried out a similar evaluation that relied primarily on CVRD’s evaluation of its controls. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer of CVRD and the Director and Principal Executive Officer and Director and Principal Financial Officer of Vale Overseas concluded that the disclosure controls and procedures adopted by CVRD and Vale Overseas were effective to provide reasonable assurance that information required to be disclosed by CVRD and Vale Overseas in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to CVRD’s and Vale Overseas’ management, including the Chief Executive Officer and Chief Financial Officer of CVRD and the Director and Principal Executive Officer and Director and Principal Financial Officer of Vale Overseas, as appropriate to allow timely decisions regarding required disclosure.
Changes in Internal Controls
     Our management identified no change in CVRD’s or Vale Overseas’ internal control over financial reporting during CVRD’s and Vale Overseas fiscal year ended December 31, 2005 that has materially affected or is reasonably likely to materially affect CVRD’s or Vale Overseas’ internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     As described in Item 16D of this Form 20-F, in lieu of establishing an independent audit committee, we have given our Fiscal Council the necessary powers to qualify for the exemption from the audit committee requirements set forth in Exchange Act Rule 10A-3(c)(3). Our Board of Directors has determined that one of the members of our Fiscal Council, Mr. Aníbal Moreira dos Santos, is the audit committee financial expert. Mr. Moreira dos Santos meets the applicable independence requirements for Fiscal Council membership under Brazilian law. He also meets the New York Stock Exchange independence requirements that would apply to audit committee members in the absence of our reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3).
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
Item 16C. Principal Accountant Fees and Services
Principal Accountant Fees
     PricewaterhouseCoopers Auditores Independentes billed the following fees to us for professional services in 2004 and 2005.

	Year ended December 31,
	2004		2005
	(thousands of US$)
Audit Fees	US$	1,075	US$	1,470
Audit-Related Fees		2,455		2,736
Tax Fees		94		85
All Other Fees		—		—

Total Fees	US$	3,624	US$	4,291

     “Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” In 2004 and 2005, Audit-Related Fees consisted primarily of fees for services related to CVRD’s preparation for the assessment required under Section 404 of the Sarbanes-Oxley Act. “Tax Fees” relate primarily to the review of the annual federal tax return and review of accuracy of the tax computation procedures with respect to income tax and sales taxes.
Audit Committee Pre-Approval Policies and Procedures
     Our Fiscal Council currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our Fiscal Council requires management to obtain the Fiscal Council’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our consolidated subsidiaries. Pursuant to this policy, our Fiscal Council is required to pre-approve all audit and non-audit services provided to CVRD and its consolidated subsidiaries by their respective independent auditors.
     Our Fiscal Council has adopted a pre-approval policy for audit and non-audit services provided to CVRD and its consolidated subsidiaries. Under the policy, the Fiscal Council has pre-approved a detailed list of services based on detailed proposals from our auditors up to specified monetary limits set forth in the policy. Services that are not listed or that exceed the specified limits must be separately pre-approved by the Fiscal Council. The Fiscal Council is provided with reports on the services provided under the policy on a periodic basis, and the list of pre-approved services is updated periodically. The policy also sets forth a list of prohibited services. Internal control related services must be specifically pre-approved by the Fiscal Council.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we are required to comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). We designated and empowered our Fiscal Council to perform this role on July 19, 2005, pursuant to an amendment to our by-laws approved by the shareholders’ meeting held at such date. In our assessment, our fiscal council will be able to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     In 2005, neither CVRD nor any affiliated purchaser purchased or repurchased any of CVRD’s equity securities.
PART III
Item 17. Financial Statements
     The Registrant has responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
     Reference is made to pages F-1 to F-46.

Item 19. Exhibits

Exhibit
Number
1.1	Bylaws of Companhia Vale do Rio Doce, as amended April 27, 2006 (English translation)

1.2 (*)	Memorandum & Articles of Association of Vale Overseas Limited

1.3 (**)	Amendment to the Memorandum & Articles of Association of Vale Overseas Limited dated March 6, 2002.

1.4 (**)	Amendment to the Memorandum & Articles of Association of Vale Overseas Limited dated July 23, 2003.

1.5 (**)	Amendment to the Memorandum & Articles of Association of Vale Overseas Limited dated January 7, 2004

8	List of Subsidiaries

12.1	Certification of Chief Executive Officer of CVRD pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer of CVRD pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.3	Certification of Director and Principal Executive Officer of Vale Overseas pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.4	Certification of Director and Principal Financial Officer of Vale Overseas pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer and Chief Financial Officer of CVRD, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Director and Principal Executive Officer and Director and Principal Financial Officer of Vale Overseas, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of PricewaterhouseCoopers (CVRD and Vale Overseas).

14.2	Consent of Trevisan (Albras).

14.3	Consent of Trevisan (Alunorte).

14.4	Consent of Deloitte Touche Tohmatsu (Docenave).

14.5	Consent of Deloitte Touche Tohmatsu (Hispanobras).

14.6	Consent of Deloitte Touche Tohmatsu (Itabrasco).

14.7	Consent of Deloitte Touche Tohmatsu (Kobrasco).

14.8	Consent of Deloitte Touche Tohmatsu (MRN).

14.9	Consent of Deloitte Touche Tohmatsu (Nibrasco).

14.10	Consent of Deloitte Touche Tohmatsu (Valesul).

14.11	Consent of Deloitte Touche Tohmatsu (RDM).

14.12	Consent of Deloitte Touche Tohmatsu (Urucum).

14.13	Consent of AMEC

(*)	Incorporated by reference to the annual report on Form 20-F of CVRD and Vale Overseas Limited for the year ended December 31, 2002.

(**)	Incorporated by reference to the annual report on Form 20-F of CVRD and Vale Overseas Limited for the year ended December 31, 2003.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA VALE DO RIO DOCE
By:	/s/ Roger Agnelli
	Name:	Roger Agnelli
	Title:	Chief Executive Officer

By:	/s/ Fabio de Oliveira Barbosa
	Name:	Fabio de Oliveira Barbosa
	Title:	Chief Financial Officer

VALE OVERSEAS LIMITED
By:	/s/ Fabio de Oliveira Barbosa
	Name:	Fabio de Oliveira Barbosa
	Title:	Director and Principal Executive Officer

By:	/s/ Leonardo Moretzsohn de Andrade
	Name:	Leonardo Moretzsohn de Andrade
	Title:	Director and Principal Financial Officer

Date: May 25, 2006

Index to Audit Reports from Independent Accountants listed in Note 23 to the Consolidated Financial Statements of Companhia Vale do Rio Doce	B-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Companhia Vale do Rio Doce
In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity, present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2003 financial statements of certain affiliates, the investments in which generated equity in earnings of US$157 million. Also, we did not audit the 2003 financial statements of certain majority-owned subsidiaries which presented total revenues of US$839 million. The financial statements of these affiliates and subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts for these affiliates and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
March 6, 2006

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December 31,
	2005	2004
Assets
Current assets
Cash and cash equivalents	1,041	1,249
Accounts receivable
Related parties	159	124
Unrelated parties	1,490	905
Loans and advances to related parties	22	56
Inventories	1,142	849
Deferred income tax	186	203
Recoverable taxes	362	285
Others	373	219

	4,775	3,890

Property, plant and equipment, net	14,166	9,063
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,672	1,159
Other assets
Goodwill on acquisition of subsidiaries	548	486
Loans and advances
Related parties	4	55
Unrelated parties	61	56
Prepaid pension cost	308	170
Deferred income tax	—	70
Judicial deposits	568	531
Unrealized gain on derivative instruments	1	4
Advances to suppliers — energy	311	98
Others	230	133

	2,031	1,603

TOTAL	22,644	15,715

Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	As of December 31,
	2005	2004
Liabilities and stockholders’ equity
Current liabilities
Suppliers	1,110	689
Payroll and related charges	229	141
Current portion of long-term debt — unrelated parties	1,218	730
Short-term debt	15	74
Loans from related parties	62	52
Provision for income taxes	297	459
Others	394	310

	3,325	2,455

Long-term liabilities
Employees post-retirement benefits	241	215
Long-term debt — unrelated parties	3,714	3,214
Loans from related parties	1	18
Provisions for contingencies (Note 18 (b))	1,286	914
Unrealized loss on derivative instruments	260	236
Deferred income tax	2	—
Provisions for environmental liabilities	225	134
Others	395	350

	6,124	5,081

Minority interests	1,218	788

Stockholders’ equity
Preferred class A stock — 1,800,000,000 no-par-value shares authorized and 415,727,739 issued	2,150	1,176
Common stock — 900,000,000 no-par-value shares authorized and 749,949,429 issued	3,806	2,121
Treasury stock — 11,458 (2004 — 11,951) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(2,729)	(3,774)
Appropriated retained earnings	4,357	4,143
Unappropriated retained earnings	3,983	3,315

	11,977	7,391

TOTAL	22,644	15,715

See notes to consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Year ended December 31,
	2005	2004	2003
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	10,767	6,333	4,060
Revenues from logistic services	1,216	877	604
Aluminum products	1,408	1,250	852
Other products and services	14	19	29

	13,405	8,479	5,545
Taxes on revenues	(613)	(413)	(195)

Net operating revenues	12,792	8,066	5,350

Operating costs and expenses
Cost of ores and metals sold	(4,620)	(2,881)	(2,066)
Cost of logistic services	(705)	(513)	(370)
Cost of aluminum products	(893)	(674)	(678)
Others	(11)	(13)	(14)

	(6,229)	(4,081)	(3,128)
Selling, general and administrative expenses	(583)	(452)	(265)
Research and development	(277)	(153)	(82)
Employee profit sharing plan	(97)	(69)	(32)
Others	(174)	(188)	(199)

	(7,360)	(4,943)	(3,706)

Operating income	5,432	3,123	1,644

Non-operating income (expenses)
Financial income	123	82	102
Financial expenses	(560)	(671)	(351)
Foreign exchange and monetary gains (losses), net	299	65	242
Gain on sale of investments	126	404	17

	(12)	(120)	10

Income before income taxes, equity results and minority interests	5,420	3,003	1,654

Income taxes
Current	(754)	(433)	(90)
Deferred	(126)	(316)	(207)

	(880)	(749)	(297)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	760	542	306
Minority interests	(459)	(223)	(105)

Income from continuing operations	4,841	2,573	1,558

Change in accounting pratice for asset retirement obligations (Note 4(a))	—	—	(10)

Net income	4,841	2,573	1,548

Basic and diluted earnings per Preferred Class A Share	4.20	2.23	1.34

Basic and diluted earnings per Common Share	4.20	2.23	1.34

Weighted average number of shares outstanding(thousands of shares)
Common shares	735,804	735,804	735,804
Preferred Class A shares	415,716	415,716	415,714
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	4,841	2,573	1,548
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	619	399	238
Dividends received	489	200	197
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(760)	(542)	(306)
Deferred income taxes	126	316	207
Provisions for contingencies	27	137	9
Loss on disposal of property, plant and equipment	26	34	51
Gain on sale of investments	(126)	(404)	(17)
Change in accounting pratice for asset retirement obligations (Note 4(a))	—	—	10
Foreign exchange and monetary losses (gains)	(237)	112	(382)
Unrealized derivative losses, net	101	134	43
Minority interests	459	223	105
Interest payable, net	62	93	24
Others	(159)	(123)	(27)
Decrease (increase) in assets:
Accounts receivable	(416)	(98)	37
Inventories	(138)	(216)	(22)
Others	(639)	(78)	(9)
Increase (decrease) in liabilities:
Suppliers	279	230	(18)
Payroll and related charges	40	28	(25)
Income taxes	413	348	—
Others	154	105	94

Net cash provided by operating activities	5,161	3,471	1,757

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(27)	(33)	(157)
Repayments	115	51	71
Others	—	18	35
Guarantees and deposits	(59)	(111)	(99)
Additions to investments	(103)	(34)	(68)
Additions to property, plant and equipment	(3,977)	(2,022)	(1,543)
Proceeds from disposal of investments	126	579	83
Proceeds from disposals of property, plant and equipment	16	11	58
Cash used to acquire subsidiaries, net of cash acquired	(737)	—	(380)

Net cash used in investing activities	(4,646)	(1,541)	(2,000)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(86)	(60)	(38)
Loans
Related parties
Additions	10	21	72
Repayments	(43)	(27)	(26)
Issuances of long-term debt
Related parties	15	20	14
Others	1,757	1,031	1,025
Repayments of long-term debt
Related parties	—	(3)	(4)
Others	(884)	(1,283)	(766)
Interest attributed to stockholders	(1,300)	(787)	(675)

Net cash used in financing activities	(531)	(1,088)	(398)

Increase (decrease) in cash and cash equivalents	(16)	842	(641)
Effect of exchange rate changes on cash and cash equivalents	(192)	(204)	135
Initial cash in new consolidated subsidiary	—	26	—
Cash and cash equivalents, beginning of year	1,249	585	1,091

Cash and cash equivalents, end of year	1,041	1,249	585

Cash paid during the year for:
Interest on short-term debt	(9)	(5)	(7)
Interest on long-term debt	(243)	(295)	(178)
Income tax	(481)	(108)	(55)
Non-cash transactions
Conversion of loans to investments	—	—	(187)
Income tax paid with credits	(161)	(100)	(81)

Interest capitalized	(86)	(31)	(19)
See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Year ended December 31,
	2005	2004	2003
Preferred class A stock (including three special share)
Beginning of the period	1,176	1,055	904
Transfer from appropriated retained earnings	974	121	151

End of the period	2,150	1,176	1,055

Common stock
Beginning of the period	2,121	1,902	1,630
Transfer from appropriated retained earnings	1,685	219	272

End of the period	3,806	2,121	1,902

Treasury stock

Beginning and end of the period	(88)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(3,869)	(4,449)	(5,185)
Change in the period	1,013	580	736

End of the period	(2,856)	(3,869)	(4,449)

Adjustments relating to investments in affiliates
Beginning of the period	—	—	10
Transfer to retained earnings	—	—	(10)

End of the period	—	—	—

Unrealized gain on available-for-sale securities
Beginning of the period	95	74	—
Change in the period	32	21	74

End of the period	127	95	74

Total other cumulative comprehensive deficit	(2,729)	(3,774)	(4,375)

Appropriated retained earnings
Beginning of the period	4,143	3,035	2,230
Transfer from retained earnings	2,873	1,448	1,228
Transfer to capital stock	(2,659)	(340)	(423)

End of the period	4,357	4,143	3,035

Unappropriated retained earnings
Beginning of the period	3,315	2,857	3,288
Net income	4,841	2,573	1,548
Dividends and interest attributed to stockholders
Preferred class A stock	(469)	(241)	(275)
Common stock	(831)	(426)	(486)
Appropriation to reserves	(2,873)	(1,448)	(1,218)

End of the period	3,983	3,315	2,857

Total stockholders’ equity	11,977	7,391	4,884

Comprehensive income is comprised as follows:
Net income	4,841	2,573	1,548
Cumulative translation adjustments	1,013	580	736
Unrealized gain (loss) on available-for-sale securities	32	21	74

Total comprehensive income	5,886	3,174	2,358

Shares
Preferred class A stock (including three special share)	415,727,739	415,727,739	415,727,739
Common stock	749,949,429	749,949,429	749,949,429
Treasury stock (1)
Beginning of the period	(14,157,461)	(14,158,059)	(14,158,953)
Sales	493	598	894

End of the period	(14,156,968)	(14,157,461)	(14,158,059)

	1,151,520,200	1,151,519,707	1,151,519,109

Dividends and interest attributed to stockholders (per share)
Preferred class A stock (including three special share)	1.13	0.58	0.66
Common stock	1.13	0.58	0.66

(1)	As of December 31, 2005, 14,145,510 common shares and 11,458 preferred shares were held in treasury in the amount of US$88. The 14,145,510 common shares are provided as collateral to secure a loan of our subsidiary Alunorte.

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated
1	The Company and its operation

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

The main operating subsidiaries we consolidate are as follows:

		% voting
Subsidiary	% ownership	capital	Head office location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1)	37	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
Itabira Rio Doce Company Ltd. — ITACO	100	100	Cayman Islands	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2)	56	90	Brazil	Iron ore
Mineração Onça Puma Ltda	99	99	Brazil	Nickel
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1)	76	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and Manganese

(1)	Through Caemi Mineração e Metalurgia S.A.. CVRD holds 60.2% of the total capital and 100% of the voting capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. As from January 1, 2004, our variable interest entities in which we are the primary beneficiary (Note 4(b)) are consolidated. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (Note 13).

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

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results could differ from those estimates.
(a)	Basis of presentation
We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that we use in preparing our statutory financial statements.
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
We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.3370 and R$2.6544 to US$1.00 or the first available exchange rate if exchange on December 31, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.
The net exchange transaction gain (loss) included in our statement of income was US$227, US$79 and US$222 in 2005, 2004 and 2003, respectively, included within the line “Foreign exchange and monetary gains (losses), net”.
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
Revenues are recognized when title has transferred to the customer or services are rendered. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from transportation services, other than shipping operations, is recognized when the service order has been fulfilled. Shipping operations are recorded on the completed voyage basis and net revenue, costs and expenses of voyages not completed at period-end are deferred. Anticipated losses on voyages are provided when probable and can be reasonably estimated. Expenses and costs are recognized on an accrual basis.
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
As from January 1, 1996 Brazilian corporations are permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year nor 50% of retained earnings plus revenue reserves.
The amount of interest attributed to stockholders is deductible for purposes of taxes on income. Accordingly, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge. Income tax is withheld from the stockholders relative to interest at the rate of 15%.
Under Brazilian law, interest attributable to stockholders is considered as part of the annual minimum dividend (Note 16). Accordingly such distributions are treated as dividends for accounting purposes.
We have opted to pay such tax-deductible interest to our stockholders and have therefore accrued the amounts due as of December 31, 2005, 2004 and 2003, with a direct charge to stockholders’ equity.
(m)	Derivatives and hedging activities
As of January 1, 2001 we adopted SFAS 133 — “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS 137, SFAS 138 and SFAS 149. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge. No contracts have been designed as an effective hedge in the years presented.
(n)	Comprehensive income
We have disclosed comprehensive income as part of the Statement of Changes in Stockholders’ Equity, in compliance with SFAS 130 – “Reporting Comprehensive Income”.
(o)	Stockpiled inventory
We classify proven and probable reserve quantities attributable to stockpiled inventory as inventory and account for them as processed when they are removed from the mine. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.
(p)	Removal of waste materials to access mineral deposits
During the development of a mine, before production commences, stripping costs (i.e., the costs associated with the removal of overburden and other waste materials) are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.
Post-production stripping costs are recorded as cost of production when incurred.

4	Change in accounting practice
(a) 2003 – SFAS 143
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143 — “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional US$26 for asset retirement obligations was recorded as “Others - long-term liabilities”, a net increase of US$11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of US$10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax (US$15 gross of deferred income tax). The liabilities will be accreted in the future for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.
(b) 2004 – FIN 46R
As from January 1, 2004 we have consolidated Albras based on our 51% interest in that entity under FASB Interpretation (FIN) “Consolidation of Variable Interest Entities (revised December 2003)”. Albras is an aluminum company with revenues of US$ 803, US$707 and US$ 805 in 2005, 2004 and 2003, respectively and total assets of US$ 1,144 for the year ended December 31, 2005 (US$805 in 2004) which sells all of its output to its shareholders based on their respective participations.
Had Albras been consolidated at and for the year ended December 31, 2003 CVRD’s consolidated statement of income would have been is follows:

	2003
			Pro Forma
	CVRD	(*)Albras	(unaudited)
Net revenues	5,350	165	5,515
Cost of sales	(3,128)	58	(3,070)
Operating costs	(578)	(16)	(594)
Non-operating income (expense)	10	34	44
Income taxes	(297)	(36)	(333)
Equity in results of affiliates and joint ventures	306	(105)	201
Change in accounting pratice	(10)	—	(10)
Minority interests	(105)	(100)	(205)

Net income	1,548	—	1,548

(*)	After eliminations of intercompany transactions.
5	Recently-issued accounting pronouncements
In February 2006, the FASB issued FAS 155, “Accounting for certain hybrid financial instruments”, which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” We will apply this statement in the event it occurs in fiscal periods beginning after September 15, 2006.
In November 2005, the FASB issued FSP Nos. FAS 115-1 e FAS 124-1, “The meaning of other-than-temporary impairment and its application to certain investments” which sets the determination as to when an investment is considered impaired, whether that impairment is temporary, and the measurement of an impairment loss. We will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.

In October 2005, the FASB issued FAS No. 13-1, “Accounting for rental costs incurred during a construction period” which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. We will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.
In October 2005, the FASB issued FAS No. 123(R)-2, “Practical accommodation to the application of grant date as defined in FASB Statement Nº 123(R)” which recent inquiries from constituents to provide guidance on the application of grant date as defined in FASB Statement Nº 123 (revised 2005), Share-Based Payment. We will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.
In July 2005, the FASB issued FSP No. APB 18-1, “Accounting by an investor for its proportionate share of accumulated other comprehensive income of an investee accounted for under the equity method in accordance with APB Opinion nº 18 upon a loss of significant influence”.
In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which sets reporting of a change in accounting principles or errors. We do not expect FASB No. 154 to have a significant impact on our financial position, results of operations or cash flows.
In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. We adopted FSP FIN 46(R)-5 which had no impact on our financial position, results of operations or cash flows.
In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which clarifies that the term conditional asset retirement obligations as used in FASB 143, Accounting for Asset Retirement Obligation, refers to a legal obligations to perform an asset retirement activity in which the timing or the method of settlement are conditional on a future event that may or may not be within the control of the entity. We do not expect FASB Interpretation No. 47 to have a significant impact on our financial position, results of operations or cash flows.
6	Our privatization
In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:
.	Preferred Special Share. The Brazilian Government holds three preferred special shares of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) location of our headquarters (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

.	Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits (Note 18(f)).
7	Major acquisitions and disposals during the years presented
We made the following acquisitions during the periods presented. Pro forma information with respect to our acquisition of the control of Caemi in September 2003 is shown in item (a) below:
(a)	In December 2001, acting through our wholly-owned foreign subsidiary Itabira Rio Doce Company Ltd. — ITACO, we acquired common shares of Caemi Mineração e Metalurgia S.A. (Caemi), corresponding to 16.82% of its total capital and 50% of its voting capital from a wholly-owned subsidiary of Mitsui & Co., Ltd. (“Mitsui”) for US$ 279. Caemi is a Brazilian company headquartered in Rio de Janeiro, which operates in the iron ore, kaolin, refractory bauxite and railroad sectors and was accounted for as an equity investee up to September 2, 2003 (see below).

This acquisition was approved by the European Commission subject to the commitment by Caemi to sell its equity investment in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets. On December 31, 2003 Caemi sold its holding of QCM ´s common shares to the Quebec Provincial Government for the symbolic amount of 100 Canadian dollars and converted loans to QCM totaling 20 million Canadian dollars into preferred stock with no voting rights other than on matters required by law. In July 2005, we sold our remaining QCM preferred shares to Dofasco Inc. (Dofasco) for US$ 126. The accounting value of the investment had previously been completely written-off with no equity pickup since acquisition and therefore all proceeds were recorded as gain.
On September 2, 2003, CVRD and Mitsui, each of which held 50% of Caemi’s common shares, entered into a shareholder agreement requiring both shareholders to approve all major decisions affecting Caemi.
At that time, we acquired a further 43.37% of the capital of Caemi for US$426, increasing our total participation to 60.23%. Caemi has been consolidated as from this date.
The acquisition cost of the 43.37% of Caemi, net of cash acquired, was as follows:

September 2, 2003
Estimated fair value of assets	1,699
Estimated fair value of liabilities	(716)

Net assets at fair value	983
Interest in total capital acquired	43.37%
Estimated fair value of net assets acquired	426

Purchase price	426
Less cash acquired	(46)

Acquisition cost of Caemi, net of cash acquired	380

Caemi Pro forma
The unaudited condensed pro forma statement of income below shows the impact of the acquisition of Caemi on the consolidated statements of income as if the current 60.23% participation in Caemi had been acquired on January 1, 2003.

	2003
		Pre-
	CVRD	acquisition
	Consolidated	CAEMI (1)	Pro Forma
			(unaudited)
Net operating revenues	5,350	424	5,774

Operating costs and expenses	(3,706)	(343)	(4,049)

Operating income	1,644	81	1,725
Non-operating income	10	16	26

Income before income taxes, equity results and minority interests	1,654	97	1,751
Income taxes	(297)	(41)	(338)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	306	(20)	286
Minority interests	(105)	18	(87)

Income from continuing operations	1,558	54	1,612
Change in accounting pratice for asset retirement obligations	(10)	—	(10)

Net income	1,548	54	1,602

(1) Period from January to August 2003 (consolidated as from September 2003).
In January 2006 The Board of Directors approved a proposal to exchange all remaining minority interest preferred shares of Caemi Mineração e Metalurgia S.A. (Caemi) for CVRD preferred shares (PNA) to be issued. Under Brazilian corporate law this procedure which is called “incorporação de ações”, or stock merger, is expected to result in Caemi becoming a wholly-owned subsidiary of CVRD.
(b)	On October 10, 2003, our subsidiary Companhia Paulista de Ferro Ligas (CPFL) finalized the sale of its shares in Fertilizantes Fosfatados S.A. (Fosfértil) to Bunge Fertilizantes S.A. for US$84 realizing a gain of US$61.
(c)	On November 7, 2003 we sold our investment in Companhia Ferroviária do Nordeste (CFN) to Companhia Siderurgica Nacional (CSN) for a symbolic amount, recording a loss on this transaction of US$44.
(d)	On July 2004 we sold part of our stake in Companhia Siderúrgica de Tubarão (CST) representing 4.42% of the voting capital and 29.96% of the non-voting capital for US$415. In December 2004 we concluded the sale of our remaining 20.51% voting capital interest for US$165. The gains on these transactions were US$314 and US$90, respectively.
(e)	In November 2005, we acquired 93.0% of the voting capital of Canico Resource Corp. (Canico) a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite, for US$ 750. In December 2005, we acquired an additional 6.20% of the voting capital of Canico for US$ 50. Canico ´s only significant asset other than US$ 63 of cash and cash equivalents was US$ 794 of mining rights. Mining rights will be amortized over the estimated life of the mine.

On February 10, 2006, we concluded the acquisition of the outstanding common shares of Canico, acquiring the remaining voting capital of Canico, 0.8% of its total capital for US$ 6, which is now a wholly-owned subsidiary.
8	Income taxes
Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.
The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Year ended December 31,
	2005	2004	2003
Income before income taxes, equity results and minority interests	5,420	3,003	1,654

Federal income tax and social contribution expense at statutory enacted rates	(1,843)	(1,021)	(562)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	307	214	271
Exempt foreign income (loss)	617	247	(59)
Difference on tax basis of equity investees	(58)	(240)	(56)
Tax incentives	109	53	60
Valuation allowance reversal (provision)	3	77	53
Non-taxable losses on derivative	—	(57)	—
Other non-taxable gains (losses)	(15)	(22)	(4)

Federal income tax and social contribution expense in consolidated statements of income	(880)	(749)	(297)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to iron ore comprise full income tax exemption on defined production levels up to 2005 and for manganese partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends. Tax loss carry forward have no expiration date.
The major components of the deferred tax accounts in the balance sheet are as follows:

		As of December 31
		2005	2004
Current deferred tax assets
Accrued expenses deductible only when disbursed		186	110
Interest attributed to stockholders		—	93

		186	203

Long-term deferred tax assets and liabilities
Assets
Deferred tax relative to temporary differences		—	—
Tax deductible goodwill in business combinations		—	10
Related to provision for losses and write-downs of investments		53	51
Employees post retirement benefits provision		82	83
Tax loss carryforwards		275	235
Other temporary differences		3	19

		413	398

Liabilities
Inflationary income		(30)	(23)
Relative to equity investments acquired		(144)	(115)
Prepaid retirement benefit		(105)	(58)
Fair value adjustments in business combinations		(52)	(55)

		(331)	(251)

Valuation allowance
Beginning balance	(2003 - (230))	(77)	(112)
Translation adjustments	(2003 - (37))	(10)	(42)
Business acquisition, sales and others	(2003 - 102)	—	—
Change in allowance	(2003 - 53)	3	77

Ending balance		(84)	(77)

Net long-term deferred tax assets		(2)	70

9	Cash and cash equivalents

	As of December 31
	2005	2004
Cash	177	123
Deposits denominated in local currency	297	385
Deposits denominated in United States dollars	567	741

	1,041	1,249

10	Accounts receivable

	As of December 31
	2005	2004
Customers
Domestic	349	236
Export, all denominated in United States dollars	1,355	847

	1,704	1,083
Allowance for doubtful accounts	(42)	(37)
Allowance for ore weight credits	(13)	(17)

Total	1,649	1,029

Accounts receivable from customers in the steel industry represent 48.7% of domestic receivables and 70.8% of export receivables at December 31, 2005.
No single customer accounted for more than 10% of total revenues and there were no changes in provisions or write-offs in any of the years presented.
11	Inventories

	As of December 31
	2005	2004
Finished products
Iron ore and pellets	271	205
Manganese and ferroalloys	151	156
Alumina	22	20
Aluminum	52	54
Kaolin	18	17
Others	28	11
Spare parts and maintenance supplies	600	386

	1,142	849

An inventory write down of US$ 39 was recorded in the year ended December 31, 2005.

12	Property, plant and equipment
a)	By business area:

	As of December 31, 2005			As of December 31, 2004
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Ferrous

Iron ore	8,488	3,190	5,298	5,916	2,427	3,489
Pelletizing	565	197	368	430	160	270
Ferroalloys	359	191	168	362	197	165
Energy	383	29	354	198	18	180
Construction in progress	2,049	—	2,049	1,546	—	1,546

	11,844	3,607	8,237	8,452	2,802	5,650

Non-Ferrous
Copper	748	114	634	578	71	507
Potash	175	45	130	65	30	35
Gold	6	2	4	6	2	4
Kaolin	329	130	199	254	97	157
Research and projects	33	10	23	33	19	14
Construction in progress	1,281	—	1,281	731	—	731

	2,572	301	2,271	1,667	219	1,448

Logistics
General cargo	1,222	306	916	769	232	537
Maritime transportation	14	5	9	31	8	23
Construction in progress	74	—	74	114	—	114

	1,310	311	999	914	240	674

Holdings
Aluminum	1,495	552	943	1,317	445	872
Others	72	5	67	1	—	1
Construction in progress	1,148	—	1,148	230	—	230

	2,715	557	2,158	1,548	445	1,103

Corporate Center
Corporate	322	82	240	68	43	25
Construction in progress	261	—	261	163	—	163

	583	82	501	231	43	188

Total	19,024	4,858	14,166	12,812	3,749	9,063

b)	By type of assets:

	As of December 31, 2005			As of December 31, 2004
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land and buildings	1,205	447	758	991	396	595
Installations	4,917	1,596	3,321	3,600	1,262	2,338
Equipment	1,855	711	1,144	1,218	574	644
Railroads	2,846	987	1,859	2,091	884	1,207
Mine development costs	1,945	281	1,664	1,345	150	1,195
Others	1,443	836	607	783	483	300

	14,211	4,858	9,353	10,028	3,749	6,279
Construction in progress	4,813	—	4,813	2,784	—	2,784

Total	19,024	4,858	14,166	12,812	3,749	9,063

Losses on disposals and impairments of property, plant and equipment totaled US$26, US$34 and US$51 in 2005, 2004 and 2003, respectively. Disposals and impairments mainly relate to impairment of gold mines, sales of ships and trucks, locomotives and other equipment which were replaced in the normal course of business.

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
The situation of these projects at December 31, 2005 is as follows:

	Date of			Our share	Our share of		Our share of
	completion /	Our	Plant in	of plant in	accumulated	Plant under	plant under
	expected	interest	service	service	depreciation	construction	construction
Project	completion	%	$	$	$	$	$
Igarapava	September, 1999	38.1	168	64	(15)	—	—
Porto Estrela	November, 2001	33.3	72	24	(3)	—	—
Funil	January, 2003	51.0	155	79	(7)	—	—
Candonga	September, 2004	50.0	122	61	(2)	—	—
Aimorés	August, 2005	51.0	304	155	(2)	—	—
Capim Branco I	February, 2006	48.4	—	—	—	194	94
Capim Branco II	January, 2007	48.4	—	—	—	140	68
Estreito	2009	30.0	—	—	—	20	6
Foz do Chapecó (a)	—	40.0	—	—	—	5	2
Income and expenses relating to operating plants are not material.

(a)	On February 10, 2006 we sold our interest to Furnas Centrais Elétricas S.A. for US$ 4.

13	Investments in affiliated companies and joint ventures

	2005				Investments		Equity Adjustments			Dividends received
													Quoted market
							Year ended December 31,			Year ended December 31,			value
				Net income
	Participation in		Net	(loss) for the									December
	capital (%)		equity	period	2005	2004	2005	2004	2003	2005	2004	2003	31,2005
	voting	total
Ferrous
Caemi Mineração e Metalurgia (5)	—	—	—	—	—	—	—	—	23	—	—	—	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (2)	51,11	51,00	118	77	60	30	39	13	3	16	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (2)	51,00	50,89	73	55	37	26	28	9	3	20	1	2	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50,00	50,00	82	53	41	13	26	11	18	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (2)	51,00	50,90	65	42	33	18	21	6	3	10	—	1	—
Gulf Industrial Investment Company — GIIC	50,00	50,00	123	134	62	45	67	16	12	51	11	9	—
SAMARCO Mineração S.A. — SAMARCO (3)	50,00	50,00	576	514	335	2 6 1	257	117	70	225	100	78	—
Minas da Serra Geral S.A. — MSG	50,00	50,00	42	(3)	21	18	(2)	(3)	2	—	—	1	—
Others	—	—	—	—	25	24	(1)	1	(1)	—	—	—	—

					614	435	435	170	133	322	112	91	—

Logistics
Ferrovia Centro-Atlântica S.A. — FCA — change in provision for losses (5)	—	—	—	—	—		—	—	(93)	—	—	—	—
MRS Logística S.A	37,23	29,35	352	167	109	78	54	33	45	11	—	—	—
Sepetiba Tecon S.A. — change in provision for losses	—	—	—	—	—		—	—	(1)	—	—	—	—
Others	—	—	—	—	—	1	—	—	(3)	—	—	—	—

					109	79	54	33	(52)	11	—	—	—

Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	22,99	11,46	2.441	1.533	281	140	176	114	34	62	13	3	566
Companhia Siderúrgica de Tubarão — CST (1)			—	—	—	—	—	102	45	—	—	52	—
California Steel Industries Inc. — CSI	50,00	50,00	320	43	161	149	21	55	2	28	9	5	—
SIDERAR (cost $15) — available for sale investments	4,85	4,85	—	—	142	110	—	—	—	—	—	—	142

					584	399	197	271	81	90	22	60	708

Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	442	160	178	171	64	57	33	58	54	27	—
Valesul Alumínio S.A. — VALESUL	54.51	54.51	107	—	58	55	1	14	10	8	12	9	—
Alumínio Brasileiro S.A. — ALBRAS	—	—	—	—	—	—	—	—	104	—	—	—	—

					236	226	65	71	147	66	66	36	—

Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	384	45	96	—	9	—	—	—	—	—	—
Shandong Yankuang International Company Ltd(4)	25.00	25.00	87	—	22	10	—	—	—	—	—	—	—

					118	10	9	—	—	—	—	—	—

Other affiliates and joint ventures
Others	—	—	—	—	11	10	—	(3)	(3)	—	—	10	—

					11	10	—	(3)	(3)	—	—	10	—

					949	6 4 5	271	339	225	156	88	106	708

Total	—	—	—	—	1,672	1,159	760	542	306	489	200	197	708

(1)	During 2004 CVRD sold its interest in CST (Note 7(d));

(2)	CVRD held a majority of the voting power of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(3)	Investment includes goodwill of US$46 and US$40 in 2005 and 2004, respectively;

(4)	Preoperating investment;

(5)	Consolidatd as from September 2003 after acquisition of control.

14	Short-term debt

Our short-term borrowings are from commercial banks and relate to export financing denominated in United States dollars.

Average annual interest rates on short-term borrowings were 4.25%, 2.33% and 3.19% at December 31, 2005, 2004 and 2003, respectively.

15	Long-term debt

	As of December 31
	Current liabilities		Long-Term liabilities
	2005	2004	2005	2004
Foreign debt
Loans and financing denominated in the following currencies:
United States dollars	825	376	1,617	1,179
Others	4	4	15	25
Fixed Rate Notes — US$ denominated	—	—	1,213	913
Securitization of export receivables — US$ denominated	82	55	345	425
Perpetual notes	—	—	75	65
Accrued charges	97	61	—	—

	1,008	496	3,265	2,607

Local debt
Denominated in Long-Term Interest Rate - TJLP	23	22	79	89
Denominated in General Price in Index-Market (IGPM)	29	21	3	14
Basket of currencies	2	7	9	17
Non-convertible debentures	—	—	141	117
Denominated by U.S. dollars	132	166	216	368
Accrued charges	24	18	1	2

	210	234	449	607

Total	1,218	730	3,714	3,214

The long-term portion at December 31, 2005 falls due in the following years:

2007	520
2008	311
2009	313
2010 thereafter	2,353
No due date (Perpetual notes and non-convertible debentures)	217

3,714

At December 31, 2005 annual interest rates on long-term debt were as follows:

3.1% to 5%	1,841
5.1% to 7%	1,174
7.1% to 9%	1,740
9.1% to 11%	24
Over 11%	69
Variable (Perpetual notes)	84

4,932

The indices applied to debt and respective percentage variations in each year were as follows (unaudited):

	%
	2005	2004	2003
TJLP — Long-Term Interest Rate (effective rate)	9.8	9.8	11.5
IGP-M — General Price Index — Market	1.2	12.4	8.7
Devaluation of United States Dollar against Real	(11.8)	(8.1)	(18.2)
On October 26, 2005, we issued US$ 300 notes due 2034, bearing interest of 7.65% per year in the same form as the US$ 500, 8.25% guaranteed notes issued on January 15, 2004.

On December 31, 2005 the US dollar denominated Fixed Rate Notes of US$1,256 (2004 - US$913) and other debt of US$2,661 (2004 — US$1,834) are unsecured. The export securitization of US$427 (2004 — US$480) is secured by existing and future accounts receivable of our subsidiary CVRD Overseas Ltd. Loans from international lenders of US$135 (2004- US$170) are guaranteed by the Brazilian Federal Government, to which we have given counter-guarantees in the same amounts secured by our own shares and accounts receivable of a subsidiary. We also have loans from local and international institutions secured by property, plant and equipment in the amount of US$123 (2004 — US$251). The remaining long-term debt of US$330 (2004 — US$296) is secured mainly by assets of subsidiaries.

16	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 6, the Brazilian Government holds three preferred special share which confers to it permanent veto rights over certain matters.

A three for one stock split proposal was approved by the Extraordinary General Shareholders ´ Meeting on August 18, 2004. Therefore, CVRD ´s capital is composed of 1,165,677,168 shares, with 749,949,429 common shares and 415,727,739 preferred class “A” shares. All numbers of share and per share amounts included herein reflect retroactive application of the stock split.

As of December 31, 2005, we had acquired 14,156,968 shares to be held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$6.17 (minimum cost of US$2.67 and maximum of US$7.84).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share. For each of the years 2005, 2004 and 2003 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders equity as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. At December 31, 2005 , we had no undistributed retained earnings. In addition, appropriated retained earnings at December 31, 2005 includes US$3,722, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

No withholding tax is payable on distribution of profits earned except for distributions in the form of interest attributed to stockholders (Note 3 (l)).
Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Year ended December 31
	2005	2004	2003
Appropriated retained earnings
Unrealized income reserve
Beginning of the period	130	193	211
Transfer (to) from retained earnings	(29)	(63)	(18)

End of the period	101	130	193
Expansion reserve
Beginning of the period	3,091	2,090	1,494
Transfer to capital stock	(2,036)	(309)	(423)
Transfer from retained earnings	2,566	1,310	1,019

End of the period	3,621	3,091	2,090
Legal reserve
Beginning of the period	529	374	241
Transfer to capital stock	(209)	—	—
Transfer from retained earnings	279	155	133

End of the period	599	529	374
Fiscal incentive depletion reserve
Beginning of the period	378	347	284
Transfer to capital stock	(398)	—	—
Transfer from retained earnings	20	31	63

End of the period	—	378	347
Fiscal incentive investment reserve
Beginning of the period	15	31	—
Transfer to capital stock	(16)	(31)	—
Transfer from retained earnings	37	15	31

End of the period	36	15	31

Total appropriated retained earnings	4,357	4,143	3,035

The purpose and basis of appropriation to such reserves is described below:
.	Unrealized income reserve — this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

.	Expansion reserve — this is a general reserve for expansion of our activities.

.	Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

.	Fiscal incentive depletion reserve — this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

.	Fiscal incentive investment reserve — this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve basically contemplates income tax incentives (Note 8).

Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

			Basic and
			diluted per
		Weighted	share
	Income	average	amount
	(Numerator)	(Thousands)	(US$ per
	(US$ million)	(Denominator)	share)
Net income for the year ended December 31, 2005	4,841

Income available to preferred stockholders	1,748	415,716	4.20
Income available to common stockholders	3,093	735,804	4.20

Net income for the year ended December 31, 2004	2,573

Income available to preferred stockholders	929	415,716	2.23
Income available to common stockholders	1,644	735,804	2.23

Net income for the year ended December 31, 2003	1,548

Income available to preferred stockholders	559	415,714	1.34
Income available to common stockholders	989	735,804	1.34
17	Pension plans

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

Additionally we provide employees with supplementary pension payments through the “Abono Complementação” or supplemented pension plan (SPP).

The following information details the status of the defined benefit elements of the Old Plan and SPP in accordance with SFAS 132 - “Employers’ Disclosure about Pensions and Other Post-retirement Benefits”, as amended.

(a)	Change in benefit obligation

	As of December 31
	2005	2004
Benefit obligation at beginning of year	1,719	1,485
Service cost	2	2
Interest cost	240	188
Benefits paid	(169)	(133)
Effect of exchange rate changes	234	137
Actuarial loss	7	40

Benefit obligation at end of year	2,033	1,719

We use a measurement date of December 31 for our pension and post-retirement benefit plans.

(b)	Change in plan assets

	As of December 31
	2005	2004
Fair value of plan assets at beginning of year	2,108	1,657
Actual return on plan assets	562	410
Employer contributions	64	37
Benefits paid	(169)	(133)
Effect of exchange rate changes	279	137

Fair value of plan assets at end of year	2,844	2,108

Old plan assets at December 31, 2005 include US$409 of portfolio investments in our own shares (US$274 at December 31, 2004) and US$42 of shares of related parties (US$37 at December 31, 2004), as well as US$455 of Federal Government Securities (US$303 at December 31, 2004).

(c)	Accrued pension cost liability (prepaid pension cost)

	As of December 31
	2005	2004
Funded status, excess of benefit obligation over plan assets	(811)	(389)
Unrecognized net transitory obligation	(46)	(51)
Unrecognized net actuarial loss	726	459

Accrued pension cost liability (prepaid pension cost)	(131)	19

(d)	Assumptions used in each year (expressed in nominal terms)

	2005	2004
Discount rate	13.40% p.a	13.40% p.a
Expected return on plan assets	13.40% p.a	13.40% p.a
Rate of compensation increase — up to 47 years	8.15% p.a	6.91% p.a
Inflation	5.00% p.a	5.00% p.a

(e)	Investment targets and composition of plan assets

The fair value of Old Plan assets for these plans is US$2,781 and US$2,079 at the end of 2005 and 2004, respectively. The asset allocation for the Company’s Old Plan at the end of 2005 and 2004, and the target allocation for 2006, by asset category, follows:

	Target	Percentage of plan assets at
	allocation	December 31,
	for 2006	2005	2004
	(unaudited)
Equity securities	27%	30%	29%
Real estate	6%	5%	6%
Loans	4%	4%	3%
Fixed Income	63%	61%	62%

Total	100%	100%	100%

The fixed income allocation target of 63% was established in order to match the asset with the benefit payments. The proposal for 2006 is to re-establish the investments in inflation-indexed funds up to 35%. The remaining investments in fixed income will be used for the payment of short-term plan benefits.

The target of 27% for equity securities reflects the expected appreciation of the Brazilian stock markets as well as the decrease in Brazilian interest rates.

(f)	Pension costs

	Year ended December 31
	2005	2004	2003
Service cost	2	2	2
Interest cost	240	188	151
Estimated return on plan assets	(299)	(213)	(158)
Amortization of initial transitory obligation	11	9	9
Amortization of actuarial gain/loss	(16)	(24)	—

Net periodic pension cost	(62)	(38)	4

In addition to benefits provided under the SPP and Old Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$68 and US$59, at December 31, 2005 and 2004, respectively, in addition to US$5 and US$5, respectively, in current liabilities.

The cost recognized 2005, 2004 and 2003 relative to the defined contribution element of the New Plan was US$10, US$7 and US$5, respectively.

(g)	Expected contributions and benefits

Employer contributions expected for 2006 are US$ 59 (unaudited).

The benefit payments, which reflect future service, as appropriate, are expected to be paid as follows (unaudited):

	Old Plan	SPP	Total
2006	166	30	196
2007	166	29	195
2008	165	28	193
2009	164	27	191
2010	164	26	190
2011 to 2015	805	118	923

18	Commitments and contingencies

(a)	At December 31, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$5, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	4	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	5

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	December 31, 2005		December 31, 2004
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	229	138	221	109
Civil claims	210	98	185	72
Tax — related actions	816	329	502	344
Others	31	3	6	6

	1,286	568	914	531

Labor — related actions principally comprise employee claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

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

Contingencies settled in 2005, 2004 and 2003 aggregated US$114, US$67 and US$182, respectively, and additional provisions aggregated US$141, US$157 and US$146, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible, which total US$1,033 at December 31, 2005, for which no provision has been made.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to purchase approximately 33,733 thousand metric tons of bauxite from Mineração Rio do Norte S.A. — MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$ 23.01 per metric ton as of December 31, 2005, this arrangement represents the following total commitment:

2006	145
2007	145
2008	145
2009	145
2010	145
2011 and thereafter	51

776

(e)	We and Banco Nacional de Desenvolvimento Econômico e Social — BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$ 205 million, which represents half of the US$ 410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2005, the remaining contributions towards exploration and development activities totaled US$ 17 million. In the event that either of us wishes to conduct further exploration and development after having spent such US$ 205 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

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

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. During 2002 we registered the debentures with the Securities Commission (CVM) in order to permit trading.

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

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we began payments relating to copper resources in 2004 and expect to start payments relating to iron ore resources from approximately 2020 for the Northern System and 2030 for the Southern System, and payments related to other mineral resources at the end of the current decade.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD

Southern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.7 billion tons.

1.8% of net revenue, after total sales from May
Northern System	Iron ore	1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercialization.

Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total sales from May 1997 exceeds 70 tons of gold.

Fazenda Brasileiro (*)	Gold	2.5% of net revenue after total sales from May 1997 exceeds 26 tons.

Other areas, excluding Carajás/ Serra Leste	Gold	2.5% of net revenue.

Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of the commercialization.

All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.
On March 22 and September 27, 2005 we declared a distribution on these “debentures” in the amount of US$3 and US$2, paid as from April 1 and October 3, 2005, respectively.

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

Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Year ended December 31
	2005	2004	2003
Environmental liabilities beginning of year	134	81	15
Initial recognition of SFAS 143 as at January 1, 2003	—	—	26
Increase due to new subsidiaries acquired	—	—	11
Accretion expense	14	13	6
Liabilities settled in the current year	(9)	(3)	—
Revisions in estimated cash flows	67	31	15
Cumulative translation adjustment	19	12	8

Environmental liabilities end of year	225	134	81

(h)	Description of Leasing Arrangements

We conduct part of our railroad operation from leased facilities. The lease, which is for 30 years expiring in August, 2026, is classified as an operating lease and can be renewable for a further 30 years. At the end of the lease term, we are required to return the concession and the lease assets. In most cases, management expects that in the normal course of business, leases will be renewed.

Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005:

Year ending December 31:

2006	42
2007	42
2008	42
2009	42
Later years	775

Total minimum payments required	943

The total expenses of operating leases in 2005, 2004 and 2003 was US$42, US$37 and US$39, respectively.

19	Segment and geographical information

We adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products — comprises the production of non-ferrous minerals, including potash, kaolin and copper.

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

Consolidated net income and principal assets in accordance with US GAAP are reconciled as follows:

Results by segment — before eliminations

	As of and for the year ended December 31,
	2005							2004							2003
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	12,655	787	75	1,784	—	(5,461)	9,840	7,589	521	92	1,635	—	(3,725)	6,112	5,256	105	75	758	—	(2,354)	3,840
Gross revenues — Domestic	2,197	213	1,215	345	—	(405)	3,565	1,424	163	871	227	—	(318)	2,367	1,142	107	472	165	—	(181)	1,705
Cost and expenses	(9,646)	(762)	(886)	(1,639)	(10)	5,866	(7,077)	(6,459)	(443)	(622)	(1,322)	(1)	4,043	(4,804)	(4,862)	(130)	(367)	(760)	3	2,535	(3,581)
Research and development	(87)	(73)	(4)	(5)	(108)		(277)	(40)	(113)	—	—	—	—	(153)	(20)	(62)	—	—	—	—	(82)
Depreciation, depletion and amortization	(458)	(65)	(45)	(51)	—	—	(619)	(301)	(35)	(29)	(34)	—	—	(399)	(191)	(18)	(14)	(15)	—	—	(238)

Operating income	4,661	100	355	434	(118)	—	5,432	2,213	93	312	506	(1)	—	3,123	1,325	2	166	148	3	—	1,644
Financial income	439	1	34	9	2	(362)	123	251	2	15	16	3	(205)	82	195	1	14	10	4	(122)	102
Financial expenses	(751)	(6)	(19)	(154)	8	362	(560)	(637)	(6)	(15)	(218)	—	205	(671)	(406)	(4)	(9)	(49)	(5)	122	(351)
Foreign exchange and monetary gains (losses), net	259	(44)	(13)	98	(1)	—	299	20	5	(1)	39	2	—	65	150	16	(14)	93	(3)	—	242
Gain on sale of investments	—	—	—	—	126	—	126	—	—	8	—	396	—	404	17	—	—	—	—	—	17
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	435	—	54	65	206	—	760	170	—	33	71	268	—	542	133	—	(52)	147	78	—	306
Income taxes	(808)	(1)	(17)	(55)	1	—	(880)	(726)	(7)	(9)	(4)	(3)	—	(749)	(266)	(3)	(2)	(27)	1	—	(297)
Minority interests	(337)	—	(1)	(121)	—	—	(459)	(101)	(2)	—	(120)	—	—	(223)	(44)	(3)	—	(58)	—	—	(105)

Income from continuing operations	3,898	50	393	276	224	—	4,841	1,190	85	343	290	665	—	2,573	1,104	9	103	264	78	—	1,558

Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10)	—	—	—	—	—	(10)

Net income	3,898	50	393	276	224	—	4,841	1,190	85	343	290	665	—	2,573	1,094	9	103	264	78	—	1,548

Sales classified by geographic destination:
Export market
America, except United States	1,313	—	45	320	—	(762)	916	735	1	65	221	—	(426)	596	526	—	38	156	—	(329)	391
United States	464	7	3	211	—	(268)	417	533	—	15	186	—	(345)	389	337	8	—	32	—	(188)	189
Europe	4,847	449	23	750	—	(2,256)	3,813	3,223	194	12	730	—	(1,607)	2,552	2,213	76	30	378	—	(913)	1,784
Middle East/Africa/Oceania	775	108	—	42	—	(148)	777	412	107	—	8	—	(141)	386	292	—	4	—	—	(70)	226
Japan	1,261	44	—	395	—	(469)	1,231	683	31	—	361	—	(287)	788	569	13	—	96	—	(259)	419
China	3,018	79	4	50	—	(1,135)	2,016	1,392	81	—	129	—	(606)	996	897	7	—	77	—	(401)	580
Asia, other than Japan and China	977	100	—	16	—	(423)	670	611	107	—	—	—	(313)	405	422	1	3	19	—	(194)	251

	12,655	787	75	1,784	—	(5,461)	9,840	7,589	521	92	1,635	—	(3,725)	6,112	5,256	105	75	758	—	(2,354)	3,840
Domestic market	2,197	213	1,215	345	—	(405)	3,565	1,424	163	871	227	—	(318)	2,367	1,142	107	472	165	—	(181)	1,705

	14,852	1,000	1,290	2,129	—	(5,866)	13,405	9,013	684	963	1,862	—	(4,043)	8,479	6,398	212	547	923	—	(2,535)	5,545

Assets:
Property, plant and equipment, net	8,738	2,271	999	1,930	228	—	14,166	5,838	1,448	674	1,102	1	—	9,063	4,495	1,000	424	564	1	—	6,484
Additions to Property, plant and equipment	2,877	175	271	625	29	—	3,977	860	381	579	202	—	—	2,022	822	440	186	95	—	—	1,543
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	614	—	109	236	713	—	1,672	435	—	79	226	419	—	1,159	344	—	44	329	317	—	1,034

Capital employed	7,582	1,118	990	1,039	85	—	10,814	4,544	1,099	680	976	27	—	7,326	4,137	266	429	498	20	—	5,350

Operating segment – after eliminations

	Year ended December 31,
	2005									2004									2003
								Depreciation,									Depreciation,					Value				Impairment/	Depreciation,
	Revenues			Value	Net	Cost and		depletion and	Operating	Revenues			Value	Net	Cost and	Value	depletion and	Operating	Revenues			added	Net	Cost and		Gain on sale	depletion and	Operating
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	of property,	amortization	income
Ferrous
Iron ore	5,890	1,506	7,396	(234)	7,162	(2,658)	4,504	(419)	4,085	3,146	849	3,995	(128)	3,867	(1,761)	2,106	(270)	1,836	2,108	554	2,662	(65)	2,597	(1,318)	1,279	(10)	(166)	1,103
Pellets	1,722	361	2,083	(78)	2,005	(1,321)	684	(23)	661	893	255	1,148	(44)	1,104	(824)	280	(12)	268	627	211	838	(19)	819	(627)	192	(12)	(11)	169
Manganese	56	21	77	(6)	71	(81)	(10)	(1)	(11)	61	15	76	(4)	72	(46)	26	—	26	38	11	49	(5)	44	(35)	9	—	(2)	7
Ferroalloys	318	176	494	(47)	447	(344)	103	(20)	83	423	202	625	(52)	573	(315)	258	(15)	243	201	99	300	(21)	279	(218)	61	(17)	(10)	34

	7,986	2,064	10,050	(365)	9,685	(4,404)	5,281	(463)	4,818	4,523	1,321	5,844	(228)	5,616	(2,946)	2,670	(297)	2,373	2,974	875	3,849	(110)	3,739	(2,198)	1,541	(39)	(189)	1,313

Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)	—	(2)	21	—	21	—	21	(2)	19	—	(2)	17
Potash	—	149	149	(11)	138	(86)	52	(8)	44	—	124	124	(15)	109	(51)	58	(5)	53	—	94	94	(12)	82	(40)	42	—	(7)	35
Kaolin	150	27	177	(7)	170	(176)	(6)	(20)	(26)	142	22	164	(6)	158	(93)	65	(14)	51	83	13	96	(3)	93	(70)	23	(12)	(7)	4
Copper	354	37	391	(8)	383	(203)	180	(34)	146	184	17	201	(3)	198	(90)	108	(16)	92	—	—	—	—	—	—	—	—	—	—

	504	213	717	(26)	691	(465)	226	(62)	164	326	163	489	(24)	465	(236)	229	(35)	194	104	107	211	(15)	196	(112)	84	(12)	(16)	56

Aluminum
Alumina	455	76	531	(24)	507	(445)	62	(25)	37	439	19	458	(18)	440	(350)	90	(19)	71	342	153	495	(8)	487	(363)	124	—	(15)	109
Aluminum	784	39	823	(5)	818	(397)	421	(26)	395	710	29	739	(3)	736	(286)	450	(15)	435	312	8	320	—	320	(295)	25	—	—	25
Bauxite	54	—	54	—	54	(49)	5	—	5	53	—	53	—	53	(48)	5	—	5	34	3	37	(1)	36	(33)	3	—	—	3

	1,293	115	1,408	(29)	1,379	(891)	488	(51)	437	1,202	48	1,250	(21)	1,229	(684)	545	(34)	511	688	164	852	(9)	843	(691)	152	—	(15)	137

Logistics
Railroads	—	881	881	(145)	736	(528)	208	(35)	173	—	612	612	(100)	512	(334)	178	(28)	150	—	373	373	(39)	334	(153)	181	—	(9)	172
Ports	—	230	230	(34)	196	(126)	70	(5)	65	—	173	173	(29)	144	(89)	55	(4)	51	1	143	144	(14)	130	(75)	55	—	(9)	46
Ships	56	49	105	(8)	97	(101)	(4)	(3)	(7)	52	40	92	(7)	85	(123)	(38)	(1)	(39)	54	33	87	(3)	84	(122)	(38)	—	—	(38)

	56	1,160	1,216	(187)	1,029	(755)	274	(43)	231	52	825	877	(136)	741	(546)	195	(33)	162	55	549	604	(56)	548	(350)	198	—	(18)	180

Others	1	13	14	(6)	8	(226)	(218)	—	(218)	10	9	19	(4)	15	(132)	(117)	—	(117)	19	10	29	(5)	24	(66)	(42)	—	—	(42)

	9,840	3,565	13,405	(613)	12,792	(6,741)	6,051	(619)	5,432	6,113	2,366	8,479	(413)	8,066	(4,544)	3,522	(399)	3,123	3,840	1,705	5,545	(195)	5,350	(3,417)	1,933	(51)	(238)	1,644

20	Related party transactions

Transactions with major related parties resulted in the following balances:

	As of December 31
	2005		2004
	Assets	Liabilities	Assets	Liabilities
AFFILIATED COMPANIES AND JOINT VENTURES
HISPANOBRAS	24	42	25	39
ITABRASCO	24	17	24	28
NIBRASCO	47	83	32	29
KOBRASCO	34	26	43	18
BAOVALE	—	18	—	13
USIMINAS	14	—	7	—
MSG	3	9	—	—
MRS	15	11	13	19
FERROBAN	—	—	39	8
MRN	—	34	1	20
SAMARCO	2	—	22	—
Others	22	13	29	18

	185	253	235	192

Current	181	252	180	174

Long-term	4	1	55	18

These balances are included in the following balance sheet classifications:

	As of December 31
	2005		2004
	Assets	Liabilities	Assets	Liabilities
Current assets

Accounts receivable	159	—	124	—
Loans and advances to related parties	22	—	56	—

Other assets

Loans and advances to related parties	4	—	55	—

Current liabilities

Suppliers	—	190	—	122
Loans from related parties	—	62	—	52

Long-term liabilities

Long-term debt	—	1	—	18

	185	253	235	192

The principal amounts of business and financial operations carried out with major related parties are as follows:

	Year ended December 31
	2005		2004		2003
	Income	Expense	Income	Expense	Income	Expense
AFFILIATED COMPANIES AND JOINT VENTURES

CST	—	—	251	—	136	—
NIBRASCO	280	310	147	80	116	133
SAMARCO	25	1	16	—	—	—
SIDERAR	11	—	86	—	53	—
ITABRASCO	158	65	84	1	61	20
HISPANOBRAS	170	185	97	—	66	69
KOBRASCO	170	113	92	2	62	57
USIMINAS	24	—	109	—	79	—
ALBRAS (to December 2003)	—	—	—	—	149	286
VALESUL	66	—	16	—	10	—
MRN	—	136	—	154	—	133
GIIC	157	—	74	—	—	—
MRS	4	385	—	80	—	—
Others	19	60	15	56	55	43

	1,084	1,255	987	373	787	741

These amounts are included in the following statement of income line items:

	Year ended December 31
	2005		2004		2003
	Income	Expense	Income	Expense	Income	Expense
Sales / Cost of iron ore and pellets	964	694	842	108	608	317
Revenues / expense from logistic services	4	387	95	80	13	—
Sales / Cost of aluminum products	66	136	16	144	153	421
Financial income/expenses	26	36	6	10	10	2
Others	24	2	28	31	3	1

	1,084	1,255	987	373	787	741

21	Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

The market value of our listed long-term investments, where available, is disclosed in Note 13 to these financial statements.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt (current portion not included) at December 31, 2005 and 2004 is estimated as follows:

	As of December 31
	2005	2004
Fair market value	4,076	3,355
Carrying value	3,714	3,214
Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.

22	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

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

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows:

	Interest
	rates	Currencies	Gold	Alumina	Aluminum	Total
	(LIBOR)
Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	(232)
Financial settlement	9	(1)	11	34	36	89
Unrealized gains (losses) in the year	6	(2)	(17)	(28)	(60)	(101)
Effect of exchange rate changes	(2)	—	(3)	(4)	(6)	(15)

Unrealized gains (losses) at December 31, 2005	(4)	1	(46)	(53)	(157)	(259)

Unrealized gains (losses) at January 1, 2004	(46)	5	(32)	(18)	—	(91)
Loss recognized upon consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	29	(2)	4	—	—	31
Unrealized gains (losses) in the year	1	1	(5)	(33)	(98)	(134)
Effect of exchange rate changes	(1)	—	(4)	(4)	(9)	(18)

Unrealized gains (losses) at December 31, 2004	(17)	4	(37)	(55)	(127)	(232)

Unrealized gains (losses) at January 1, 2003	(60)	(1)	(15)	3	—	(73)
Financial settlement	30	—	8	—	—	38
Unrealized gains (losses) in the year	(3)	6	(24)	(22)	—	(43)
Effect of exchange rate changes	(13)	—	(1)	1	—	(13)

Unrealized gains (losses) at December 31, 2003	(46)	5	(32)	(18)	—	(91)

Unrealized gains (losses) in the period are included in our income statement financial expenses and foreign exchange and monetary gains (losses), net:

Final maturity dates for the above instruments are as follows:

Interest rates (LIBOR)	Oct 2007
Gold	Dec 2008
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2008
(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the foreign debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate — LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate — TJLP, fixed quarterly by the Brazilian Central Bank. We have used derivative instruments to mitigate the volatility in the LIBOR rate. There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, the majority of our revenues is denominated in, or automatically indexed to, the U.S. dollar, while the majority of our costs is denominated in Reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When __________________

events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the floating exchange rate regime in Brazil, we adopt a strategy of monitoring market fluctuations, using derivatives to mitigate the volatility of exchange rate.

From time to time we enter into cross-currency interest rate swap transactions seeking to change the characteristics of our real-denominated cash investments for US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the periods presented our use of such instruments was not significant.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices and to ensure an average minimum profit level for future gold and alumina production. However, these may also have the effect of eliminating potential gains on certain price increases in the spot market. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold and alumina derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

23	Information about independent auditors

Our consolidated financial statements are audited by PricewaterhouseCoopers Auditores Independentes, Brazil. The 2003 financial statements of certain of our subsidiaries and affiliates have been audited by independent auditors other than PricewaterhouseCoopers Auditores Independentes as described below, and, as mentioned in their report, PricewaterhouseCoopers Auditores Independentes has relied on such audits when expressing their opinion on our consolidated financial statements.

The following entities prepare financial statements accordance with US GAAP which are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States):

	Auditors	City	State	Country
Alumina do Norte do Brasil S.A. — ALUNORTE	Trevisan	RJ	RJ	Brazil
Alumínio Brasileiro S.A. — ALBRAS	Trevisan	RJ	RJ	Brazil
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	Deloitte	RJ	RJ	Brazil
Companhia Coreano Brasileira de Pelotização — KOBRASCO	Deloitte	Vitória	ES	Brazil
Companhia Hispano-Brasileira de Pelotização — HISPANOBRAS	Deloitte	Vitória	ES	Brazil
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	Deloitte	Vitória	ES	Brazil
Mineração Rio do Norte S.A.	Deloitte	RJ	RJ	Brazil
Navegação Vale do Rio Doce S.A. — DOCENAVE	Deloitte	RJ	RJ	Brazil
Rio Doce Manganês S.A.	Deloitte	Salvador	BA	Brazil
Urucum Mineração S.A.	Deloitte	Salvador	BA	Brazil
Valesul Alumínio S.A.	Deloitte	RJ	RJ	Brazil

Deloitte — Deloitte Touche Tohmatsu Auditores Independentes
RJ — Rio de Janeiro
ES — Espírito Santo
BA — Bahia
Trevisan — Trevisan Auditores Independentes

24	Subsequent events
1.	On January 05, 2006 CVRD ´s wholly owned Finance subsidiary Vale Overseas Limited concluded a tender offer US$ 300 million 9.000% Guaranteed Notes due 2013.

2.	In January 2006, CVRD ´s wholly owned Finance subsidiary Vale Overseas Limited issued US$ 1 billion 10-year 6.250% notes, payable semi-annually due 2016, at a price of 99.97 % of the principal amount.
*     *     *

BOARD OF DIRECTORS, FISCAL COUNCIL AND EXECUTIVE OFFICERS

Board of Directors	Fiscal Council

Sergio Ricardo Silva Rosa Chairman	Marcelo Amaral Moraes Chairman

Arlindo Magno de Oliveira	Anibal Moreira dos Santos

Eduardo Fernando Jardim Pinto	Joaquim Vieira Ferreira Levy

Erik Persson	Jose Bernardo de Medeiros Neto

Jorge Luiz Pacheco	Executive Officers

Jaques Wagner	Roger Agnelli
Chief Executive Officer
Hiroshi Tada
Murilo de Oliveira Ferreira
Mario da Silveira Teixeira Junior	Executive Officer for Equity Holdings and
Business Development
Oscar Augusto de Camargo Filho
Jose Carlos Martins
Renato da Cruz Gomes	Executive Officer for Ferrous Minerals

Francisco Augusto da Costa e Silva	Carla Grasso
Executive Officer for Human Resources and
Advisory Committees of the Board of Directors	Corporate Services

Accounting Committee Antonio Jose de Figueiredo Ferreira Inacio Clemente da Silva Paulo Roberto Ferreira de Medeiros	Jose Lancaster Executive Officer for Non-ferrous Minerals Fabio de Oliveira Barbosa
Chief Financial Officer and Investor Relation
Executive Development Committee
Arlindo Magno de Oliveira	Gabriel Stoliar
Joao Moises de Oliveira	Executive Officer for Planning
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho	Guilherme Rodolfo Laager
Strategic Committee	Executive Officer for Logistics
Roger Agnelli
Gabriel Stoliar
Cezar Manoel de Medeiros
Jose Roberto Mendonca de Barros
Luciano Coutinho	Otto de Souza Marques Junior
Chief Officer of Control Department
Finance Committee
Roger Agnelli
Fabio de Oliveira Barbosa	Marcus Vinicius Dias Severini
Romulo de Mello Dias	Chief Accountant
Wanderlei Vicoso Fagundes	CRC-RJ 093982/O-3
Ivan Luiz Modesto Schara

Governance and Ethics Committee
Renato da Cruz Gomes Ricardo Simonsen Ricardo Carvalho Giambroni

Report of Independent Registered
Public Accounting Firm
To the Board of Directors
and Stockholders of Vale Overseas Limited
In our opinion, the accompanying balance sheets and the related statements of income, of cash flows and of changes in stockholders’ equity, present fairly, in all material respects, the financial position of Vale Overseas Limited (the “Company”) at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ
Rio de Janeiro, Brazil
March 6, 2006

Vale Overseas Limited
Balance Sheets
For the year ended December 31
Expressed in thousands of United States dollars

	2005	2004
Assets

Current assets
Cash and cash equivalents	9	2
Advances to related parties
Itabira Rio Doce Ltd. — ITACO	824	824
Loans to related parties
Itabira Rio Doce Ltd. — ITACO	42,922	31,790
Deferred costs related to long term debt	2,579	2,498

	46,334	35,114

Other assets
Loans to related parties
Itabira Rio Doce Ltd. — ITACO	1,211,446	913,004
Deferred costs related to long term debt	31,613	13,692

	1,243,059	926,696

TOTAL	1,289,393	961,810

Liabilities and stockholders’ equity

Current liabilities
Advances from related parties
Rio Doce International Finance Ltd.	832	832
CVRD Overseas	2	2
Interest on long-term debt	42,922	31,790
Deferred income related to loans to related parties	2,579	2,498

	46,335	35,122

Long-term liabilities
Long-term debt	1,211,446	913,004
Deferred income related to loans to related parties	31,613	13,692

	1,243,059	926,696

Stockholders’ equity

Paid-in capital	1	1
Additional paid-in capital	21,942	21,942
Accumulated losses	(21,878)	(21,885)
Other cumulative comprehensive income
Cumulative translation adjustments	(66)	(66)

	(1)	(8)

TOTAL	1,289,393	961,810

Vale Overseas Limited
Statement of Income and Changes in Retained Earnings (Accumulated Losses)
For the years ended December 31
Expressed in thousands of United States dollars

	2005	2004	2003
Interest income	84,122	90,398	37,674
Interest expense	(84,112)	(90,399)	(37,675)
Loss on extinguishment of loan		(21,942)
Foreign exchange and monetary gains, net			1
General and administrative	(3)	(3)

Net income (loss) for the year	7	(21,946)

Retained earnings (accumulated losses):
Beginning of year	(21,885)	61	61
Net income (loss) for the year	7	(21,946)

End of year	(21,878)	(21,885)	61

See notes to financial statements.

Vale Overseas Limited
Statement of Cash Flows
For the years ended December 31
Expressed in thousands of United States dollars

	2005	2004	2003
Cash flows from operating activities:
Net income (loss) for the year	7	(21,946)
Adjustments to reconcile net income for the year with cash provided by (used in) operating activities:
Loss on extinguishment of debt		21,942
Foreign exchange losses	(1)		(1)

Decrease (increase) in assets:
Advances to related parties		(146)

Increase (decrease) in liabilities:
Advances from related parties		152

Net cash provided by operating activities	6	2	(1)

Effect of exchange rate changes on cash and cash equivalents	1

Increase in cash and cash equivalents	7	2	(1)
Cash and cash equivalents, beginning of year	2		1

Cash and cash equivalents, end of year	9	2

Interest paid	73,375	100,632	25,875

Non-cash transactions:
Long-term debt issued and passed through to related parties on the same date during 2005, in the amount of US$ 326,400 (US$ 492,785 in 2004).
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

Subsequently, we have translated all assets and liabilities from reais into U.S. dollars at the current exchange rate at each balance sheet date (R$ 2.3370 and R$ 2.6544 to US$ 1.00 at December 31, or the first exchange rate available, if unavailable on December 31), and all accounts in the statement of income at the average rates prevailing during the year. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in the stockholders’ equity.

(b)	Income and expenses

Income and expenses are recognized on the accrual basis.

(c)	Income tax

The Company’s operations are exempt from taxes in the Cayman Islands.

(d)	Deferred cost related to long-term debt

Costs related to long-term debt are expensed using the effective interest rate method, over the period of the respective Notes.

(e)	Statement of cash flows

Short-term investments that have a ready market and maturity to the Company, when purchased, of 90 days or less are considered cash equivalents.

3	Cash and cash equivalents

Cash and cash equivalents were all denominated in U.S. dollars and comprised short-term bank deposits. Cash proceeds from issuance of long-term debt were passed through to Itabira International Company (Itaco) immediately and are not presented in the cash flows from financing activities.

4	Long-term debt

Long-term debt consists of :
a)	US$ 111,446 (US$ 300,000 in 2003) – 8.625% enhanced guaranteed notes due March 8, 2007, unconditionally guaranteed by CVRD.

b)	US$ 300,000 (US$ 300,000 in 2003) – 9% enhanced guaranteed notes due August 8, 2013, unconditionally guaranteed by CVRD.

c)	US$ 500,000 – 8.25% enhanced guaranteed notes in January 2004 due January 17, 2034, unconditionally guaranteed by CVRD.

d)	US$ 300,000 – 7.65% enhanced guaranteed notes in October 2005 due October 27, 2034, unconditionally guaranteed by CVRD.
The loan contracts impose certain limitations on the Company with respect to the incurrence of liens, indebtedness and mergers.

In March 2002, the company issued and passed through to Itabira International Company (Itaco), a subsidiary of CVRD, on the same date, a US$ 300,000 8,625% enhanced guaranteed notes due March 8, 2007, unconditionally guaranteed by CVRD.

In December 2004, the Company commenced a cash tender offer for any and all of our US$ 300,000 aggregate principal amount outstanding 8.625% Enhanced Guaranteed Notes due 2007. As a result, the Company repurchased a total of US$186,996 of Enhanced Guaranteed Notes for which we paid of US$ 1,117.34 per US$ 1,000.00 principal amount plus accrued and unpaid interest from the last interest payment date to, but excluding, the settlement date, for the notes accepted pursuant to the offer on the settlement date, which was December 17, 2004. The repurchase of these notes generated an extinguishment of debt loss of US$ 21,942 in 2004.

Simultaneously, an equal amount of the loan receivable from Itaco was extinguished and the resulting gain of US$ 21,942 was generated by this transaction under common control and eliminated through the creation of a capital contribution in the same amount.

On January 15, 2004, the Company issued a US$ 500 million bond maturing in 2034 raising US$ 492,785, net of direct issuance costs. The bonds carry a coupon of 8.25% a year with semiannual payment and a yield to maturity of 8.35%, at a spread of 336 basis points over 30-year US Treasuries. The bonds mature in January 2034. The bonds are unsecured and non-subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD. The guarantee will be “pari passu” to all obligations of CVRD of a similar nature.

On October 26, 2005, we issued notes of US$ 300 milion due 2034, bearing interest of 7.65% per year, which form a single series with the Company’s 8.25% Guaranteed Notes due 2034 (CVRD 2034) that were issued on January 15, 2004. The notes are unsecured and unsubordinated obligations of Company and are fully and unconditionally guaranteed by CVRD.

5	Other related party transactions

At December 31, 2005 the long term loan receivable of US$ 1,211,446 (US$ 913,004 in 2003) from Itaco has the same terms and maturities as the long-term debts obtained in the same amount.

6	Stockholders’ equity

The issued and authorized capital held exclusively by the immediate parent company CVRD is US$1, composed of 1,000 shares of US$1.00 each.

Additional paid-in capital is resulted from the elimination of the gain on extinguishment of a loan receivable from Itaco during 2004.
* * * * *

BOARD OF DIRECTORS
Fábio de Oliveira Barbosa
Director
Bernardeth Vieira de Souza
Director
Fernando Ramos Nóbrega
Director
Leonardo Moretzsohn de Andrade
Director
Marcus Vinicius Dias Severini
Chief Accountant
CRC-RJ 093.982/O-3

INDEX TO AUDIT REPORTS FROM INDEPENDENT ACCOUNTANTS LISTED IN NOTE 23 TO THE
CONSOLIDATED FINANCIAL STATEMENTS OF COMPANHIA VALE DO RIO DOCE

Report of Trevisan Auditores Independentes dated January 21, 2004 with respect to the financial statements of Albras for the year ended December 31, 2003.	B-2

Report of Trevisan Auditores Independentes dated January 21, 2004 with respect to the financial statements of Alunorte for the year ended December 31, 2003.	B-3

Report of Deloitte Touche Tohmatsu dated January 21, 2004 with respect to the financial statements of Docenave for the three years ended December 31, 2003.	B-4

Report of Deloitte Touche Tohmatsu dated January 15, 2004 with respect to the financial statements of Hispanobras for the two years ended December 31, 2003.	B-5

Report of Deloitte Touche Tohmatsu dated January 15, 2004 with respect to the financial statements of Itabrasco for the two years ended December 31, 2003.	B-6

Report of Deloitte Touche Tohmatsu dated January 16, 2004 with respect to the financial statements of Kobrasco for the three years ended December 31, 2003.	B-7

Report of Deloitte Touche Tohmatsu dated January 14, 2004 with respect to the financial statements of MRN for the two years ended December 31, 2003.	B-8

Report of Deloitte Touche Tohmatsu dated January 16, 2004 with respect to the financial statements of Nibrasco for the three years ended December 31, 2003.	B-9

Report of Deloitte Touche Tohmatsu dated January 26, 2004 with respect to the financial statements of RDM for the three years ended December 31, 2003.	B-10

Report of Deloitte Touche Tohmatsu dated January 26, 2004 with respect to the financial statements of Urucum for the three years ended December 31, 2003.	B-11

Report of Deloitte Touche Tohmatsu dated January 12, 2004 with respect to the financial statements of Valesul for the year ended December 31, 2003.	B-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the directors and stockholders
ALBRAS–Aluminio Brasileiro S.A.
Barcarena — PA
1.	We have audited the accompanying balance sheet of ALBRAS–Aluminio Brasileiro S.A. as of December 31, 2003, and the related statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the year then ended (all expressed in the United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ALBRAS–Aluminio Brasileiro S.A. as of December 31, 2002 and for the two years ended December 31, 2002 and 2001, were audited by other auditors whose report, dated January 17, 2003, expressed an unqualified opinion on those statements.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3.	In our opinion the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ALBRAS — Aluminio Brasileiro S.A. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Rio de Janeiro, Brazil, January 21, 2004
/s/ TREVISAN AUDITORES
TREVISAN AUDITORES INDEPENDENTES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the directors and stockholders
ALUNORTE — Alumina do Norte do Brasil S.A.
Barcarena — PA
1.	We have audited the accompanying balance sheet of ALUNORTE - Alumina do Norte do Brasil S.A. as of December 31, 2003, and the related statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the year then ended (all expressed in the United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ALUNORTE — Alumina do Norte do Brasil S.A. as of December 31, 2002 and for the two years ended December 31, 2002 and 2001, were audited by other auditors whose report, dated January 17, 2003, expressed an unqualified opinion on those statements.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3.	In our opinion the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ALUNORTE — Alumina do Norte do Brasil S.A. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Rio de Janeiro, Brazil, January 21, 2004
/s/ TREVISAN AUDITORES

TREVISAN AUDITORES INDEPENDENTES

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors and Stockholders
Navegaçâo Vale do Rio Doce S.A. – DOCENAVE
Rio de Janeiro — RJ
1.	We have audited the accompanying consolidated balance sheets of Navegaçâo Vale do Rio Doce S.A. – DOCENAVE and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity and comprehensive loss for the three-year period ended December 31, 2003 (all expressed in United States dollars). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

3.	In our opinion, the accompanying financial statements referred to above presented fairly, in all material respects, the financial position of Navegaçâo Vale do Rio Doce S.A. – DOCENAVE and subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
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
/s/ Deloitte Touche Tohmatsu
Rio de Janeiro, Brazil, January 15, 2004

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors and Stockholders of
Companhia Italo-Brasileira de Pelotizaçâo – ITABRASCO
Vitória – Brazil
1.	We have audited the accompanying balance sheets of Companhia Italo-Brasileira de Pelotizaçâo –ITABRASCO (a Brazilian Corporation and an investee of Companhia Vale do Rio Doce – CVRD) as of December 31, 2003 and 2002, and the related statements of income and other comprehensive losses, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Companhia Italo-Brasileira de Pelotizaçâo – ITABRASCO as of December 31, 2001, were audited by other auditors whose report dated January 24, 2002 expressed an unqualified opinion on those statements.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred in paragraph (1) present fairly, in all material respects, the financial position of Companhia Italo-Brasileira de Pelotizaçâo – ITABRASCO as of December 31, 2003 and 2002, and the results of its operations, changes in its stockholders’ equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
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
/s/ Deloitte Touche Tohmatsu
Rio de Janeiro, Brazil, January 14, 2004

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors and Shareholders of
Companhia Nipo-Brasileira de Pelotizaçâo – NIBRASCO
Vitória – Brazil
1.	We have audited the accompanying balance sheets of Companhia Nipo-Brasileira de Pelotizaçâo –NIBRASCO as of December 31, 2003 and 2002, and the related statements of income and other comprehensive income; changes in shareholders equity and cash flows for each of the years in the three-year period ended December 31, 2003 (all expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Companhia Nipo-Brasileira de Pelotizaçâo – NIBRASCO as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
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
/s/ Deloitte Touche Tohmatsu
Salvador, Brazil, January 26, 2004

INDEPENDENT AUDITORS’ REPORT
To the stockholders and Board of Directors of
Valesul Alumínio S.A.
1.	We have audited the accompanying balance sheet of Valesul Alumínio S.A. (the Company) as of December 31, 2003, and the related statements of income, changes in stockholders’ equity and comprehensive income/loss and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of Valesul Alumínio S.A. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

4.	The financial statements as of December 31, 2002 and 2001, were audited by other independent accountants, whose report, dated January 7, 2003, stated that they were not aware of any material modifications that should be made to those statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu
Rio de Janeiro, Brazil, January 12, 2004