Form 20-F
period 2006-12-31
Companhia Vale do Rio Doce
filed 2007-05-16
CIK 917851

As filed with the Securities and Exchange Commission on May 15, 2007.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
Commission file number: 001-15030

COMPANHIA VALE DO RIO DOCE
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Preferred class A shares of CVRD, no par value per share	New York Stock Exchange*
American Depositary Shares (evidenced by American depositary receipts) each representing one preferred class A share of CVRD	New York Stock Exchange
Common shares of CVRD, no par value per share	New York Stock Exchange*
American Depositary Shares (evidenced by American depositary receipts) each representing one common share of CVRD	New York Stock Exchange
6.875% Guaranteed Notes due 2036, issued by Vale Overseas	New York Stock Exchange
8.250% Guaranteed Notes due 2034, issued by Vale Overseas	New York Stock Exchange
6.250% Guaranteed Notes due 2017, issued by Vale Overseas	New York Stock Exchange
6.250% Guaranteed Notes due 2016, issued by Vale Overseas	New York Stock Exchange

*	Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of CVRD as of December 31, 2006 was:
1,471,607,838 common shares, no par value per share
944,585,684 preferred class A shares, no par value per share
6 golden shares, no par value per share

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
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

i

ii

GLOSSARY

Alumina	Aluminum oxide. It is the main component of bauxite, and extracted from bauxite ore in a chemical refining process. It is the principal raw material in the electro-chemical process from which aluminum is produced.

Anthracite	The hardest coal type which contains a high percentage of fixed carbon and a low percentage of volatile matter. Anthracite is the highest rank coal and it contains approximately 90% fixed carbon, more than any other form of coal. Anthracite has a semi-metallic luster and is capable of burning with little smoke. Mainly used for metallurgical purposes.

Austenitic stainless steel	Steel that contains significant amount of chromium and sufficient nickel to stabilize the austenite microstructure, giving to the steel good formability and ductibility and improving its high temperature resistance. On average, austenitic stainless steels usually contain approximately 8-10% nickel. They are used in a wide variety of applications, ranging from consumer products to industrial process equipment, as well as for power generation and transportation equipment, kitchen appliances and many other applications where strength, corrosion and high temperature resistance are required. Nickel use in nickel-bearing or austenitic stainless steels accounts for 60%-65% of annual global primary nickel consumption.

Austenitic stainless steel ratio	The ratio of nickel-based stainless steels (austenitic steels) relative to all stainless steels produced.

Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.

Beneficiation	A variety of processes whereby extracted ore from mining is reduced to particles that can be separated into mineral and waste, the former suitable for further processing or direct use.

Coal	Coal is a black or brownish-black solid combustible substance formed by the decomposition of vegetable matter without access to air. The rank of coal, which includes anthracite, bituminous coal (both are called hard coal), subbituminous coal, and lignite, is based on fixed carbon, volatile matter, and heating value.

Cobalt	Cobalt is a hard, lustrous, silver-gray metal found in ores, and used in the preparation of magnetic, wear-resistant, and high-strength alloys (particularly for jet engines and turbines). Its compounds are also used in the production of inks, paints, and varnishes.

Coke	Coal that has been processed in a coke oven, for use as a reduction agent in blast furnaces and in foundries for the purposes of transforming iron ore into pig iron.

Coking coal	A bituminous hard coal with a quality that allows the production of coke. Normally used in coke ovens for metallurgical purposes.

Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.

Copper	A reddish brown metallic element. Copper is highly conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.

Copper concentrate	Material produced by concentration of copper minerals contained in the copper ore. It is the raw material used in smelters to produce copper metal.

DR	Direct Reduction. Process that removes oxygen from iron ore by using natural gas or coal. The resulting product has an iron content of 90-92%.

DRI	Direct Reduced Iron. Iron ore (lump or pellets) converted by the Direct Reduction process, used mainly as a scrap substitute in electric arc furnace steel making.

DWT	Deadweight ton. The measurement unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel’s total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Fe unit	A measure of the iron content in the iron ore that is equivalent to 1% iron content in one metric ton of iron ore.

Ferritic steel	Steel that contains significant amount of chromium, but does not contain nickel to stabilize the austenite microstructure.

Ferroalloys	Ferroalloys are alloys of iron that contain one or more other chemical elements. These alloys are used to add these other elements into molten metal, usually in steel making. The principal ferroalloys are those of manganese, silicon and chromium.

FOB	Free on Board. It indicates that the purchaser pays for shipping, insurance and all the other costs associated with transportation of the goods to their destination.

Gold	A precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.

Grade	The proportion of metal or mineral present in ore or any other host material.

HBI	Hot Briquetted Iron. Direct reduced iron that has been processed into briquettes. Because DRI (direct reduced iron) may spontaneously combust during transportation, HBI is preferred when the metallic material must be stored or moved.

Iridium	A dense, hard, brittle, silvery-white transition metal of the platinum family that occurs in natural alloys with platinum or osmium. Iridium is used in high-strength alloys that can withstand high temperatures, primarily in high-temperature apparatus, electrical contacts, and as a hardening agent for platinum.

Kaolin	A fine white aluminum silicate clay used as a coating agent, filler, extender and absorbent in the paper, ceramics and pharmaceutical industries.

Lump ore	Iron ore or manganese ore with the coarsest particle size in the range of 6.35 mm to 50 mm diameter, but varying slightly between different mines and ores.

Manganese (Mn)	A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganate. Manganese is essential to the production of virtually all steels and is important in the production of cast iron.

Methanol	An alcohol fuel largely used in the production of chemical and plastic compounds.

Mineral deposit(s) or mineralized material(s)	A mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.

Mineral resource	A concentration or occurrence of minerals of economic interest in such form and quantity that could justify an eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence through drill holes, trenches and/or outcrops. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured Resources.

Nickel	A silvery white metal that takes on a high polish. It is hard, malleable, ductile, somewhat ferromagnetic, and a fair conductor of heat and electricity. It belongs to the iron-cobalt group of metals and is chiefly valuable for the alloys it forms, such as stainless steel and other corrosion-resistant alloys.

Nickel-in-matte	An intermediate smelter product that must be further refined to obtain pure metal.

Ntk	Net ton (the weight of the goods being transported excluding the weight of the wagon) kilometer.

Open-pit mining	Method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden (surface material covering the valuable deposit) is relatively thin or the material of interest is structurally unsuitable for underground mining.

Oxides	Compounds of oxygen with another element. For example, magnetite is an oxide mineral formed by the chemical union of iron with oxygen.

Palladium	A silver-white metal that is ductile and malleable, used primarily in automobile-emissions control devices, jewelry, electrical and chemical applications.

Pellet feed fines or PFF (Ultra-fine)	Ultra-fine iron ore (less than 0.15 mm) generated by mining and grinding. This material is aggregated into pellets through an agglomeration process.

Pellets	Agglomerated ultra-fine iron ore particles of a size and quality suitable for particular iron making processes. Our pellets range in size from 8 mm to 18 mm.

Pig iron	Product of smelting iron ore usually with coke and limestone in a blast furnace.

Platinum	A dense, precious, grey-white transition metal that is ductile and malleable and occurs in some nickel and copper ores. Platinum is resistant to corrosion and is used in jewelry, laboratory equipment, electrical contacts, dentistry, automobile-emissions control devices, flat panel TVs and hard disk drives.

Platinum-group metals (PGMs)	Consist of platinum, palladium, rhodium, ruthenium, osmium and iridium, of which osmium has no industrial application (no economic interest), while platinum and palladium have the greatest economic interest.

Potash	A potassium chloride compound, chiefly KCl, used as simple fertilizer and in the production of mixture fertilizer.

Precious metals	Metals valued for their color, malleability, and rarity, with a high economic value driven not only by their practical industrial use, but also by their role as investments and a store of value. The widely-traded precious metals are gold, silver, platinum and palladium.

Primary aluminum	White metal that is obtained in the electro-chemical process of reduction of the aluminum oxide.

Probable ore reserves	The economically mineable part of an Indicated, and in some circumstances, Measured Mineral Resource. It implies that appropriate assessments have been carried out, with consideration of mining, beneficiation process, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could be justified.

Proven ore reserves	The economically mineable part of a Measured Mineral Resource. It implies that appropriate assessments have been carried out, with consideration of mining, beneficiation process, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could be justified.

Reserve or ore reserve	The part of a mineral resource that could be economically and legally extracted or produced at the time of the reserve determination. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proven Ore Reserves.

Rhodium	A hard, silvery-white, durable metal that has a high reflectance and is primarily used in combination with platinum for automobile-emission control devices and as an alloying agent for hardening platinum.

Run-of-mine (ROM)	Ore in its natural (unprocessed) state, as mined, without having been crushed.

Ruthenium	A hard, white metal that can harden platinum and palladium used to make severe wear-resistant electrical contacts and in other applications in the electronics industry.

Secondary, or scrap, nickel	Stainless steel scrap containing small quantities of nickel.

Seaborne market	Comprises the total ore trade (exports) between countries using ocean bulk vessels.

Silver	A ductile and malleable metal used in photography, coins and medal fabrication, and in industrial applications.

Sinter feed (Fines)	Iron ore with particles in the range of 0.15 mm to 6.35 mm diameter. Suitable for sintering.

Sintering	The agglomeration of sinter feed, binder and other materials, into a coherent mass by heating without melting, to be used as metallic charge into a blast furnace.

Slabs	The most common type of semi-finished steel. Traditional slabs measure 10 inches thick and 30-85 inches wide (and average approximately 20 feet long), while the output of the recently developed “thin slab” casters is approximately two inches thick. Subsequent to casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.

Stainless steel	Alloy steel containing at least 10% chromium and with superior corrosion resistance. It may also contain other elements such as nickel, manganese, niobium, titanium, molybdenum, copper, in order to improve mechanical, thermal properties and service life. It is primarily classified as austenitic (200 and 300 series), ferritic (400 series), martensitic, duplex or precipitation hardening grades.

Stainless steel scrap ratio	The ratio of secondary nickel units (either in the form of nickel-bearing, stainless steel scrap, or in alloy steel, foundry and nickel-based alloy scrap) relative to all nickel units consumed in the manufacture of new stainless steel.

Thermal coal	Refers to the type of coal that is suitable to energy generation after its steaming properties (for use in thermal power stations).

Troy ounce	One troy ounce equals 31.103 grams.

Underground mining	Mineral exploitation in which extraction is carried out beneath the earth’s surface.

PRESENTATION OF FINANCIAL INFORMATION

We have prepared our financial statements appearing in this annual report in accordance with generally accepted accounting principles in the United States (U.S. GAAP), which differ in certain respects from accounting practices adopted in Brazil (Brazilian GAAP). Brazilian GAAP is determined by the requirements of Law No. 6,404, dated December 15, 1976, as amended, which we refer to as the Brazilian corporation law, and the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM. We also publish Brazilian GAAP financial statements in Brazil, which we refer to as our Brazilian corporation law financial statements. We use our Brazilian corporation law financial statements for:

•	reports to Brazilian shareholders;

•	filings with the CVM;

•	determination of dividend payments; and

•	determination of tax liability.

Our financial statements and the other financial information appearing in this annual report have been translated from Brazilian reais into U.S. dollars on the basis explained in Note 3 to our financial statements, unless we indicate otherwise.

References to “real,” “reais” or “R$” are to Brazilian reais (plural) and to the Brazilian real (singular), the official currency of Brazil. References to “U.S. dollars” or “US$” are to United States dollars.

Unless otherwise specified, we use metric units.

References to “CVRD” are to Companhia Vale do Rio Doce. References to “Vale Overseas” are to our subsidiary Vale Overseas Limited. References to “CVRD Inco” are to our subsidiary, CVRD Inco Limited. References to “Inco” are to Inco Limited, which we acquired and subsequently renamed “CVRD Inco Limited.” References to “us” or “we” are to CVRD and, except where the context otherwise requires, its consolidated subsidiaries.

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

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of proven and probable ore reserves at our mines and projects and the estimates of mine life, as of December 31, 2005 and 2006, included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. Our staff of experienced geologists and engineers prepares our reserve estimates. We derived estimates of mine life described in this annual report from such reserve estimates. For manganese ore and bauxite deposits, we have adjusted ore reserve estimates for extraction losses and metallurgical recoveries during extraction. For iron ore, kaolin, copper, potash, nickel, PGMs and cobalt, our reserve estimates are of in-place material after adjustments for mining depletion and mining losses (or screening and drying in the cases of PT International Nickel Indonesia Tbk, or PT Inco, and Goro) and recoveries, with no adjustments made for metal losses due to processing. See Item 3. Key information — Risk factors — Risks relating to our business for a description of risks relating to reserves and reserve estimates.

As part of our mineral reserves reporting strategy, we periodically engage independent mining and geological consultants to review estimates of our mineral reserves for all operations and new projects. Mineral reserves are subjected to outside review when significant changes in the reserve model occur due to the inclusion of new geological information, changes in production schedules, or changes in economic assumptions such as costs or product prices.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Many of those forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies, including our potential participation in privatization, acquisition or joint venture transactions or other investment opportunities;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the exploration of mineral reserves and development of mining facilities;

•	the depletion and exhaustion of mines and mineral reserves;

•	the future impact of competition and regulation;

•	the declaration or payment of dividends;

•	industry trends, including the direction of prices and expected levels of supply and demand;

•	other factors or trends affecting our financial condition or results of operations; and

•	the factors discussed under Item 3. Key information — Risk factors.

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include factors relating to the Brazilian and Canadian economies and securities markets, factors relating to the iron ore and nickel businesses and their dependence on the global steel industry, which is cyclical in nature, and factors relating to the highly competitive industries in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see Item 3. Key information — Risk factors. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments. All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement.

PART I

Item 1.	Identity of directors, senior management and advisors

Not applicable.

Item 2.	Offer statistics and expected timetable

Not applicable.

Item 3.	Key information

SELECTED FINANCIAL DATA

The table below presents selected consolidated financial information as of and for the periods indicated. You should read this information together with our consolidated financial statements appearing in this annual report.

Statement of income data

	For the Year Ended December 31,
	2002		2003		2004		2005		2006
	(US$ million)

Net operating revenues	US$	4,123	US$	5,350	US$	8,066	US$	12,792	US$	19,651
Cost of products and services		(2,263)		(3,128)		(4,081)		(6,229)		(10,147)
Selling, general and administrative expenses		(224)		(265)		(452)		(583)		(816)
Research and development		(50)		(82)		(153)		(277)		(481)
Other expenses		(157)		(231)		(257)		(271)		(570)

Operating income		1,429		1,644		3,123		5,432		7,637

Non-operating income (expenses):
Financial income (expenses)		(248)		(249)		(589)		(437)		(1,011)
Foreign exchange and monetary losses, net		(580)		242		65		299		529
Gain on sale of investments		—		17		404		126		674

Subtotal		(828)		10		(120)		(12)		192

Income before income taxes, equity results and minority interests		601		1,654		3,003		5,420		7,829
Income taxes benefit (charge)		149		(297)		(749)		(880)		(1,432)
Equity in results of affiliates and joint ventures and change in provision for gains and (losses) on equity investments		(87)		306		542		760		710
Minority interests		17		(105)		(223)		(459)		(579)
Change in accounting practice for asset retirement obligations		—		(10)		—		—		—

Net income	US$	680	US$	1,548	US$	2,573	US$	4,841	US$	6,528

Total cash paid to shareholders(1)	US$	602	US$	675	US$	787	US$	1,300	US$	1,300

(1)	Total cash paid to shareholders consists of cash paid during the period in respect of interest on shareholders’ equity and dividends.

Per share data — earnings and dividends

	For the Year Ended December 31,
	2002(1)		2003(1)		2004(1)		2005(1)		2006(1)
	(US$, except recorded dividends and interest on shareholders’
	equity per share in reais and share numbers)

Basic earnings per Common and Preferred Class A Share(2)	US$	0.30	US$	0.67	US$	1.12	US$	2.10	US$	2.69
Diluted Earnings per Common and Preferred Class A Share(2)		0.30		0.67		1.12		2.10		2.69
Distributions to shareholders per share in US$(3)		0.28		0.30		0.34		0.57		0.54
Distributions to shareholders per share in reais(3)	R$	0.83	R$	0.84	R$	0.98	R$	1.34	R$	1.15
Weighted average number of shares outstanding (in thousands):
Common shares(2)		1,499,184		1,471,608		1,471,608		1,471,608		1,471,608
Preferred class A shares(2)		810,252		831,428		831,432		831,432		954,426
Total		2,309,436		2,303,036		2,303,040		2,303,040		2,426,034

(1)	We carried out a two-for-one stock split in May 2006 and a three-for-one stock split in August 2004. Share and per-share amounts for all periods give effect to the stock splits.

(2)	Each common American depositary share represents one common share and each preferred American depositary share represents one preferred class A share.

(3)	Our distributions to shareholders may take the form of dividends or of interest on shareholders’ equity. From 1997 to 2003, all distributions were in the form of interest on shareholders’ equity. In 2004, 2005 and 2006, part of the distribution was made in the form of interest on shareholders’ equity and part as dividends. The amount shown represents distributions paid during the year.

Balance sheet data

	At December 31,
	2002		2003		2004		2005		2006
	(US$ million)

Current assets	US$	2,589	US$	2,474	US$	3,890	US$	4,775	US$	12,940
Property, plant and equipment, net		3,297		6,484		9,063		14,166		38,007
Investments in affiliated companies and joint ventures and other investments		732		1,034		1,159		1,672		2,353
Other assets		1,337		1,442		1,603		2,031		7,654

Total assets	US$	7,955	US$	11,434	US$	15,715	US$	22,644	US$	60,954

Current liabilities	US$	1,508	US$	2,253	US$	2,455	US$	3,325	US$	7,312
Long-term liabilities(1)		774		1,201		1,867		2,410		10,036
Long-term debt(2)		2,359		2,767		3,214		3,714		21,122

Total liabilities		4,641		6,221		7,536		9,449		38,470

Minority interest		27		329		788		1,218		2,811

Shareholders’ equity:
Capital stock		2,446		2,869		3,209		5,868		8,119
Additional paid-in capital		498		498		498		498		498
Reserves and retained earnings		343		1,517		3,684		5,611		11,056

Total shareholders’ equity		3,287		4,884		7,391		11,977		19,673

Total liabilities and shareholders’ equity	US$	7,955	US$	11,434	US$	15,715	US$	22,644	US$	60,954

(1)	Excludes long-term debt.

(2)	Excludes current portion of long-term debt.

RISK FACTORS

Risks relating to our business

Due to our dependence on the global steel industry, fluctuations in demand for steel could adversely affect our business.

Sales prices and volumes in the global iron ore market depend on the prevailing and expected levels of demand and supply for iron ore, and global iron ore demand depends on the global steel industry. In addition, the stainless steel sector is the largest global consumer of primary nickel. Primary nickel use in stainless steel production accounts for over 60% of total primary nickel demand. Global demand for steel is cyclical. A number of factors, the most significant of which is the prevailing level of global demand for steel products, influence the performance of the global steel industry. During periods of sluggish or declining regional or world economic growth, demand for steel products generally decreases, which usually leads to corresponding reductions in demand for iron ore and nickel.

Driven primarily by strong demand from Chinese steelmakers, together with a modest expansion in other markets, the global iron ore market experienced high demand and rising iron ore and pellet prices from 2003 to 2005. In 2006, the price of iron ore increased further, due to a continued imbalance between global demand and supply that was driven by a significant expansion in demand. However, in 2006 there was a reduction in the price of blast furnace and direct reduction pellets. For 2007, iron ore prices increased by 9.5%, while blast furnace and direct reduction pellet prices increased by 5.28%. Since 2001, global demand for iron ore has grown at an average annual rate of 9.8%. We cannot guarantee that iron ore demand will remain at its current high level or the direction of future prices. Sustained declines in world contract prices or sales volumes for iron ore could have a material adverse effect on our revenues. Consolidation in the steelmaking industry may also lead to backward integration, which might reduce global demand for iron ore.

Driven by strong global economic activity and customers’ need to replenish inventories, global stainless steel production grew 15.8% in 2006, with a significant portion of the increased production coming from China, which led the way in stainless steel capacity expansion in 2006. This expansion has driven an increase in global demand for nickel, which exceeds supply and has led to higher prices for nickel. We cannot guarantee that demand for nickel will remain at its current high level or the direction of future prices for nickel. Sustained declines in stainless steel production could have a material adverse effect on our revenues from nickel.

Increased substitution for nickel applications could adversely affect our nickel business.

Nickel prices and demand may be negatively impacted by an increase in scrap nickel usage and by the substitution of materials other than nickel in current applications. Scrap nickel competes directly with primary nickel as a source of nickel for use in the production of stainless steel, and the choice between them is largely driven by their relative prices and availability. In 2006, the stainless steel scrap ratio was 48%, compared to 49% in 2005. Recently, Chinese steelmakers have developed a pig-iron product containing low grades of nickel that competes with both primary and scrap nickel in the production of stainless steel.

A reduction of global demand for Brazilian steel and/or agriculture products could reduce the demand for our logistics services.

The Brazilian agriculture and steel industries are currently the primary drivers of demand for our logistics services to customers. The percentage of our logistics revenues attributable to these industries was approximately 78.6% in 2005, and 71.9% in 2006. A reduction in world demand for Brazilian steel and/or agriculture products could reduce demand for our logistics services and harm the profitability of our logistics business.

Adverse economic developments in our principal markets, especially China, could reduce demand for our products, leading to lower revenues and profitability.

The global economy is the primary driver of demand in the global market for iron ore and pellets. In recent years, China has been the main driver of our sales increases. The percentage of our total gross revenues attributable to sales to customers in China was 15.0% in 2005 and 16.7% in 2006 (including CVRD Inco sales as though we had acquired Inco on January 1, 2006). The percentage of our gross revenues attributable to sales to customers from Asian countries other than China was 14.9% in 2005 and 22.7% in 2006 (on the same basis). The percentage of our gross revenues attributable to sales to European customers was 28.5% in 2005 and 23.0% in 2006 (on the same basis). A weakened global economy or a weakened economy in specific markets where we sell our products, such as China, could reduce demand for our products, leading to lower revenues and profitability.

Nickel, aluminum and copper are actively traded on world commodity exchanges and their prices are subject to significant fluctuations.

Nickel, aluminum and copper are sold in an active global market and traded on commodity exchanges, such as the London Metal Exchange (LME) and the New York Mercantile Exchange (NYMEX). Prices for these metals are subject to wide fluctuations and are affected by many factors, including actual and expected global economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory, investments by commodity funds and others and actions of participants in the commodity markets. Prices for these metals are more volatile than iron ore and pellet prices because they respond more quickly to actual and expected changes in market conditions.

The mining industry is an intensely competitive industry, and we may have difficulty effectively competing with other mining companies in the future.

Intense competition characterizes the global iron ore and nickel industries. We compete with a number of large mining companies. Some of these competitors possess substantial iron ore and nickel deposits at locations closer to our principal Asian and European customers. Competition from iron ore and nickel producers may result in our loss of market share and revenues. Our aluminum, ferroalloys, copper and other businesses are also subject to intense competition and to similar risks.

Demand for our products in peak periods may outstrip our production capacity, rendering us unable to satisfy customer demand.

Our ability to rapidly increase production capacity to satisfy increases in demand for our products is limited. In periods when customer demand exceeds our production capacity, we generally meet excess customer demand by reselling iron ore, iron ore pellets or nickel purchased from joint ventures or third parties. If we are unable to satisfy excess customer demand by purchasing from joint ventures or third parties, we may lose customers. Similarly, because it takes time to increase production capacity, we may fail to complete expansion projects and greenfield projects in time to take advantage of the current high levels of worldwide demand for iron ore and nickel. In addition, operating at or above full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our mines, railroads and ports.

Political, economic, regulatory and social conditions in the countries in which we operate or have projects could adversely impact our business and the market price of our securities.

Our financial performance may be negatively affected by general economic, political, regulatory and social conditions in countries in which we have significant operations or projects, particularly Brazil, Canada, New Caledonia and Indonesia. Actual or potential political changes and changes in economic policy may undermine investor confidence, result in economic slowdowns and otherwise adversely affect the economic and other conditions under which we operate in ways that could have a material adverse effect on our business. Governments in emerging economies such as Brazil, New Caledonia and Indonesia frequently intervene in the economy and occasionally make substantial changes in policy that could adversely affect exchange rates, inflation, interest rates, rates of taxes or royalties and the economic and regulatory environment in which we operate. In New Caledonia, a planned referendum in 2014 may result in New Caledonia becoming fully independent from France, which could result in significant political and economic changes in New Caledonia and may adversely affect our Goro project. In addition, actions by non-governmental organizations or community activist groups may disrupt our operations or projects.

Acts by protestors may hamper our mining and logistics operations and projects.

Protestors, including protestors from indigenous communities living near areas where we operate, have taken actions to disrupt our operations and projects, and they may continue to do so in the future. Although we vigorously defend ourselves against illegal acts, while continuing to support the communities living near our operations, future attempts by protestors to harm our operations could adversely affect our business. For more information, see Item 4. Information on the company — Regulatory matters — Environmental matters — Brazil.

Our PT Inco operations are subject to significant risks.

In addition to political, economic and other risks described separately, our PT Inco nickel operations in Indonesia are subject to significant risks. In particular:

•	Groundwork on PT Inco’s new hydroelectric power project on the Larona River near the village of Karebbe has been suspended since January 2006 pending the amendment of a required permit issued by the Minister of Forestry on terms acceptable to PT Inco. Delays in obtaining the required permits may adversely affect the timing and cost of the Karebbe project, impair PT Inco’s ability to achieve planned increases in nickel-in-matte production and raise PT Inco’s production costs.

•	Under PT Inco’s Contract of Work with the Indonesian government, PT Inco is required, subject to economic and technical feasibility, to construct production plants at Pomalaa in Southeast Sulawesi and Bahodopi in Central Sulawesi. The obligation to build a commercial plant at Pomalaa is deemed satisfied through the later of 2008 or the termination of PT Inco’s Cooperative Resources Agreement with PT Antam Tbk (an agreement providing for the supply by PT Inco of saprolite ore to PT Antam), after which PT Inco must deliver a report evaluating the technical and economic feasibility of constructing a commercial plant at Pomalaa. Subject to technical and economic feasibility, the Contract of Work requires PT Inco to build the Bahodopi facility by about 2010. Failure to meet these commitments under the Contract of Work would entitle the Indonesian government, after a cure period of 180 days following the date of a notice of default, to close and require PT Inco to relinquish the mining areas related to the expansion project.

•	Regulations issued by the Indonesian Minister of Forestry relating to mining activities have imposed new restrictions on mining in protected forests. If these regulations restrict PT Inco’s ability to mine in certain areas included in its Contract of Work, they could result in a reduction of PT Inco’s estimated ore reserves and adversely affect PT Inco’s long-term mining plans.

•	PT Inco’s Contract of Work may not be extended beyond its scheduled expiration in 2025. For more information about the Contract of Work, see Item 4. Information on the company — Regulatory matters — Mining — Indonesia.

The requirement to build a nickel processing facility in the Canadian Province of Newfoundland and Labrador by the end of 2011 involves risks.

Under definitive agreements with the Canadian Province of Newfoundland and Labrador, we have agreed to build a commercial nickel processing facility in this Province by the end of 2011 to treat all nickel ores or intermediate products from our Voisey’s Bay operations for the production of finished nickel and cobalt products. This project involves several risks and challenges, including the following:

•	Failure to complete the facility on the timetable agreed with the Province of Newfoundland and Labrador could subject us to sanctions under our agreements with the Province, including the potential forfeiture of the lease to conduct our Voisey’s Bay operations.

•	As currently proposed, the new processing facility will rely on new hydrometallurgical processing and other technologies, and there can be no assurance that these technologies will be successful on a commercial basis. Unforeseen challenges in implementing these new technologies could lead to delays in the start-up of commercial production or lead to higher than expected capital or operating costs that could adversely affect the project’s profitability.

•	We currently rely on the availability of Voisey’s Bay nickel concentrates to maintain production levels at our facility in the Canadian Province of Manitoba, but such shipments must eventually cease under the agreement with the Province of Newfoundland and Labrador. If we are unable to develop sufficient low-cost sources of nickel concentrate to supply our Manitoba operations in the future, we may be unable to maintain nickel production levels at our Manitoba facility without purchasing third-party nickel intermediates, which could increase our overall unit production costs for nickel.

Our development projects are subject to risks that may result in increased costs, or delay or prevent their successful implementation.

We are investing heavily to further increase our production capacity, logistics capabilities and to expand the scope of minerals we produce. Our expansion and mining projects are subject to a number of risks that may cause them to be less successful than anticipated, including the following:

•	We may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our projects.

•	We may fail to obtain, or experience delays or higher than expected costs in obtaining, the required permits to build our projects. We have not yet obtained certain construction, environmental and operating permits for the Goro project, the most significant of which is an amended operating permit. Our ability to obtain the amended operating permit, given the expiration and cancellation of the prior permit, is crucial for the completion of the Goro project. While we currently anticipate that we will be able to obtain all necessary permits on a timely basis, including the amended operating permit, any failure to obtain, or any delay in the issuance of, such permits could adversely affect our ability to develop the Goro project.

•	Changes in market conditions may make our projects less profitable than expected at the time we initiated work on the project.

•	Adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

•	Some of our development projects are located in regions where tropical diseases, AIDS, malaria and other contagious diseases are a major public health issue and pose health and safety risks to our employees. If we are unable to ensure the health and safety of our employees, our business may be adversely affected.

If we are unable to successfully manage these risks, our growth prospects and profitability may suffer.

Our principal shareholder could have significant influence over our company.

At December 31, 2006, Valepar S.A., or Valepar, owned 53.3% of our outstanding common stock and 32.5% of our total outstanding capital. For a description of our ownership structure, see Item 7. Major shareholders and related party transactions — Major shareholders — Principal shareholder. As a result of its share ownership, Valepar can control the outcome of any action requiring shareholder approval, except for the appointment of certain directors and certain members of our fiscal council. Moreover, the Brazilian government owns six CVRD golden shares that give it limited veto power over certain actions that we could otherwise take. For a detailed description of the Brazilian government’s veto power by virtue of its ownership of these golden shares, see Item 10. Additional information — Common shares and preferred shares — General.

Many of our operations depend on joint ventures or consortia, and our business could be adversely affected if our partners fail to observe their commitments.

We currently operate important parts of our pelletizing, nickel, bauxite, coal and steel businesses through joint ventures with other companies. Important parts of our electricity business are operated through consortia. Our forecasts and plans for these joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial personnel. If any of our partners fails to observe its commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to effectuate these plans. For more information on our joint ventures, see Item 4. Information on the company — Lines of business.

Our mining and logistics activities depend on authorizations from regulatory agencies, and changes in regulations could adversely affect our business.

Our mining and logistics activities depend on authorizations from and concessions by governmental regulatory agencies of the countries in which we operate. Our exploration, mining, mineral processing and logistics activities are also subject to laws and regulations that can change at any time. If these laws and regulations change in the future, modifications to our technologies and operations could be required, and we could be required to make unexpected capital expenditures. For example, in Indonesia, the pending new mining legislation could have a material adverse effect on our PT Inco operations. For a more detailed description of the authorizations and concessions upon which our mining and logistics activities depend, see Item 4. Information on the company — Regulatory matters.

Our mining and energy businesses may be adversely affected by environmental regulation.

Our operations often involve using, handling, disposing and discharging hazardous materials into the environment or the use of natural resources, and nearly all aspects of our operations and development projects around the world are subject to environmental regulation. Such regulation requires us to obtain operating licenses, permits and other approvals and to conduct environmental assessments prior to initiating projects or undertaking significant changes to existing operations. Difficulties in obtaining licenses may lead to construction delays or cost increases, and in some cases may lead us to abandon a project. Environmental regulation also imposes standards and controls on activities relating to mining, exploration, development, production, reclamation, closure, and the refining, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities.

Environmental regulation in many countries in which we operate has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts. Some of the significant environmental risks that could affect our business are summarized below. For more information on environmental regulation applicable to our operations, see Item 4. Information on the company — Regulatory matters — Environmental matters and Item 8. Financial information — Legal proceedings.

•	Brazilian laws restricting development in the Amazon region may limit our ability to expand certain of our operations and to fully exploit our mineral rights in those regions.

•	We are subject to Brazilian environmental legislation requiring companies that undertake projects with a significant environmental impact to pay an “environmental compensation” fee in the amount of at least 0.5% of the total investment in the venture. There are numerous uncertainties regarding the application of this law. An increase in the level of the fees charged above 0.5% would significantly increase our costs and, depending on the magnitude of the fees involved, could have a material adverse effect on our liquidity and return on investments. Uncertainties regarding calculation and payment of these fees may strain our relations with the Brazilian environmental authorities or lead to delays in obtaining necessary environmental permits.

•	Several Brazilian states in which we operate are currently considering implementing water usage fees under the National Hydrological Resources Policy. This may require us to pay usage fees in the future for water rights that we currently use for free, which could considerably increase our costs in areas where water resources are scarce.

•	We are subject to limits on sulfur dioxide and nickel emissions, as a result of which we will be required to make significant investments. We may be subject to additional emission limits in the future, including potential limits on the emission of greenhouse gases under the Clean Air Act in both Canada and the United States. Complying with these or other future emission limits could require significant capital expenditures or the development of new technologies. Complying with such limits could also have an adverse impact on production levels, to the extent we are required to operate our facilities at reduced levels to comply with emission limits or are unable to bank or trade sufficient emission allowances in emissions trading markets (where available).

•	We have been working with regulatory authorities and other interested parties to evaluate elevated levels of nickel and other metals in soils in the vicinity of our processing facilities in Ontario, Canada that may have been affected by the historical emission of windblown metal-containing particulates. Any efforts we are required to undertake to remediate or investigate these matters may involve significant expenditures. We are also subject to related litigation in connection with soils near our Port Colborne, Ontario facilities, and environmental health studies and risk assessments are underway to evaluate risks from chemicals of concern found in soils near our smelters in Port Colborne and Sudbury. Given the existence of various legal appeals and scientific and medical studies currently underway, it is not possible to predict the effect these actions and studies could have on our business, results of operation or financial condition.

•	PT Inco’s facilities are subject to environmental regulations and permits issued by the Government of Indonesia. PT Inco has in the past exceeded regulatory limits on dust emission levels from its facilities and could be subject to regulatory actions by governmental authorities for any non-compliance.

•	Asset retirement obligations for our Canadian facilities and projects could differ materially from amounts currently estimated by us.

•	The European Commission has adopted draft legislation for a new policy (known as REACH) establishing an all-encompassing system for the management of both new and existing chemicals that are manufactured in or imported into the EU. The draft legislation contains a broad definition of “chemicals” that includes metals, alloys and all metal-containing compounds and establishes a complex authorization process that may apply to nickel and cobalt substances.

We are involved in ongoing antitrust proceedings that could result in divestitures, fines or other restrictions that could harm our business.

Nearly all of our acquisitions and joint ventures are subject to post-transaction review by the Brazilian antitrust regulator (the Conselho Administrativo de Defesa Econômica), or CADE. We are currently involved in five proceedings before CADE, three of which involve post-transaction review of acquisitions (including the acquisition of Inco) or joint venture transactions. The other two are administrative proceedings involving claims that we have violated antitrust laws in connection with our logistics business. If CADE were to rule against us, it could order us to cease the conduct in question and/or to pay fines. We intend to defend these claims vigorously, but we cannot predict their outcome.

We are appealing a CADE decision from August 2005 regarding various transactions completed by us. The CADE decision conditions approval of these transactions on our acceptance of one of the following alternatives: we must either (i) waive certain rights obtained from CSN (Companhia Siderúrgica Nacional) with respect to a particular iron ore mine (Casa de Pedra) and restructure our equity stake in the railway company MRS Logística S.A., or (ii) sell all the assets we obtained through our 2001 acquisition of Ferteco Mineração S.A. We are in the process of requesting an injunction to suspend the implementation of the CADE decision, but if we were ultimately required to comply with this decision our iron ore and logistics operations could be adversely affected. For more information, see Item 8. Financial information — Legal proceedings.

Our reserve estimates may materially differ from mineral quantities that we may be able to actually recover; our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves or mineral deposits uneconomical to mine.

Our reported ore reserves and mineral deposits are estimated quantities of ore and minerals that have the potential to be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering is a subjective process of estimating underground deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates. Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors. For example, fluctuations in the market prices of ores and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves.

We may not be able to replenish our reserves, which could adversely affect our mining prospects.

We engage in mineral exploration, which is highly speculative in nature, involves many risks and frequently is nonproductive. Our exploration programs, which involve significant capital expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If we do not develop new reserves, we will not be able to sustain our current level of production beyond the remaining lives of our existing mines.

Even if we discover mineral deposits, we remain subject to drilling and production risks, which could adversely affect the mining process.

Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. Substantial time and expenditures are required to:

•	establish mineral resources through drilling;

•	determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•	obtain environmental and other licenses;

•	construct mining, processing facilities and infrastructure required for greenfield properties; and

•	obtain the ore or extract the metals from the ore.

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

Reserves are gradually depleted in the ordinary course of a given mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper and underground operations become deeper. As a result, over time, we usually experience rising unit extraction costs with respect to each mine. Several of our mines have been operating for long periods, and we will likely experience rising extraction costs per unit in the future at these operations.

We may face a shortage in our supply of mining equipment due to increased consumption by mining companies that exceeds suppliers’ capacity.

Since early 2004, the global mining industry has experienced shortages of off-the-road (“OTR”) tires, and we do not expect an improvement in this situation in the short term. There are only five radial tire factories worldwide, and each is working at maximum capacity. Although the three major suppliers have announced investments to increase capacity over the next three years, these capacity increases are not expected to meaningfully reduce the risk of shortages before 2009. In response to the risk of shortages, mining industry participants are exploring alternatives, such as bias ply tires, which have lower performance ratings than radial tires. If we are unable to secure sufficient OTR tires or alternative tires to maintain our operations, we may suffer temporary reductions in our production capacity.

We have experienced labor disputes that have disrupted operations, and such disputes could recur.

A substantial number of our employees and some of the employees of our subcontractors are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic renegotiation. Strikes or work stoppages have occurred recently in Canada and could reoccur in connection with negotiations of new labor agreements or during other periods for other reasons. Moreover, we could be adversely affected by labor disruptions involving third parties who may provide us with goods or services. Strikes and other labor disruptions at any of our operations could adversely affect the operation of facilities, or the timing of completion and the cost of our capital projects.

An increase in fuel costs may adversely affect our business.

Our operations rely in part on oil by-products and gas, which represented 9.0% of our cost of goods sold in 2006. Fuel costs are a major component of our total costs in our logistics, pellets and nickel businesses and indirectly affect numerous other areas of our business, including our mining and aluminum businesses. An increase in oil and gas prices adversely affects margins in our logistics, mining, pellets, nickel and aluminum businesses.

If we are unable to maintain reliable access to electricity at acceptable prices, our operations may be adversely affected.

Electricity costs are a significant component of the cost of our production, representing 6.1% of our total cost of goods sold in 2006. If we are unable to secure reliable access to electric energy at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations.

Electricity shortages have occurred in Brazil in the past and could reoccur in the future, and there can be no assurance that Brazilian government policies will succeed in encouraging growth in generation capacity. Future shortages and government policies to respond to or prevent shortages may adversely impact the cost or supply of electricity for our Brazilian aluminum and ferroalloy operations. Changes in the laws, regulations or governmental policies regarding the power sector or concession requirements could reduce our expected returns from our investments in power generation.

Through our subsidiary PT Inco in Indonesia, we process lateritic nickel ores, which is energy-intensive. Although PT Inco currently generates a majority of the electricity for its operations from its own hydroelectric facilities, certain hydrological factors, such as low rainfalls or ineffective water management practices, could adversely affect electricity production at PT Inco’s plants in the future, which could significantly increase PT Inco’s costs or result in lower production. For more information on the regulations governing energy production, see Item 4. Information on the company — Regulatory matters.

Price volatility of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the prices of the currencies in which we conduct operations relative to the U.S. dollar. A substantial portion of our revenues and debt is denominated in U.S. dollars, and changes in exchange rates may result in losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2006, 2005 and 2004, changes in exchange rates led us to report foreign exchange gains of US$452 million, US$227 million and US$79 million, respectively. In addition, currency fluctuations between the Brazilian real, U.S. dollar, Canadian dollar, Indonesian rupiah and other currencies of our subsidiaries affect our results. Currency fluctuations are expected to continue to affect our financial income, expense and cash flow generation.

Major volatility of any such currencies may also result in disruption of the foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The governments of countries in which we operate could institute restrictive exchange rate policies in the future.

Investor perceptions of risk in Brazil and other emerging economies may undermine our ability to finance our operations at an acceptable cost or reduce the trading price of our securities.

Although our acquisition of Inco has significantly expanded the proportion of our non-Brazilian operations, our largest operations, corporate headquarters and senior management continue to be located in Brazil. Investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. Economic crises in one or more emerging market countries may reduce overall investor appetite for securities of emerging market issuers. Past economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, have resulted in significant outflows of U.S. dollars from Brazil and caused Brazilian companies to face higher costs for raising funds, both domestically and abroad, and have effectively impeded access to international capital markets for extended periods. We cannot assure you that global capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us. In addition, future financial crises in emerging market countries may have a negative impact on the Brazilian markets, which could adversely affect the trading price of our securities.

Our market risk management strategy may not be effective.

We are exposed to traditional market risks such as fluctuations in interest rates, exchange rates and commodity prices. We earn most of our revenues in U.S. dollars, but incur a substantial portion of our costs and expenses in currencies other than the U.S. dollar. The exchange rates for converting such currencies into U.S. dollars have varied substantially during the last three years. In order to protect ourselves against market volatility, our Board of Directors has approved a risk management policy. See Item 11. Quantitative and qualitative disclosures about market risk. Our strategy may not be successful in minimizing our exposure to these fluctuations, and we may fail to identify correlations between the various market risks to which we are subject. In addition, to the extent we partially hedge our commodity price exposure, we may limit the upside benefits that we would otherwise experience if commodities prices were to increase.

We may not have adequate, if any, insurance coverage for some business risks.

Our businesses are generally subject to a number of risks and hazards, including:

•	industrial accidents;

•	railroad accidents;

•	port accidents;

•	labor disputes;

•	slope or pit-wall failures, cave-ins or rock falls;

•	environmental hazards;

•	electricity stoppages;

•	equipment or vessel failures;

•	severe weather and other natural phenomena such as seismic events;

•	unavailability or late delivery of materials, supplies or equipment;

•	unexpected ground, grade or water conditions; and

•	unusual or unexpected geological formations or pressures.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, equipment or vessels. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost, or at all. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

Risks relating to our acquisition of Inco

We may experience difficulties integrating CVRD Inco and may fail to achieve the expected benefits from the acquisition.

Integrating CVRD Inco with our operations will be a complex, costly and time-consuming process, and may be made more difficult due to the unsolicited, cross-border nature of the acquisition. Risks and challenges that may impair our ability to achieve the benefits of the acquisition include the following:

•	Although we have experience integrating acquired companies into our operations, we lack experience integrating operations as substantial and geographically diverse as those of CVRD Inco. The acquisition of CVRD Inco is significantly larger than any other acquisition we have completed.

•	Integrating CVRD Inco and gaining familiarity with its operations and challenges will require significant management time and resources and may divert management’s attention from our day-to-day business.

•	Although we have two nickel projects under development, we have no significant prior experience producing or marketing nickel, cobalt or PGMs or operating businesses in Canada, Indonesia, New Caledonia, the United Kingdom, Japan, and China.

•	The successful integration of CVRD Inco will require us to assimilate personnel with diverse backgrounds, languages and cultures. We may have difficulty retaining and integrating key employees and may be required to make substantial payments to departing executives. The performance of CVRD Inco’s operations could be adversely affected if we cannot retain key employees to assist in the integration of CVRD and CVRD Inco and operation of CVRD Inco.

•	We may encounter difficulties or delays in implementing common information systems, operating procedures and financial controls.

If we are unable to successfully respond to these risks and challenges, we may experience higher than expected operating costs or fail to achieve the anticipated benefits of the acquisition.

If CVRD Inco’s business does not perform well or we do not integrate it successfully, we may incur significant charges to net income to write down the goodwill recognized as a result of the acquisition.

As a result of the acquisition, we recognized, on a preliminary basis, goodwill of US$3,876 million. Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we must test our goodwill annually for impairment and, if we determine that the goodwill has been impaired, we must write down the goodwill by the amount of the impairment, with a corresponding charge to net income. If CVRD Inco’s business does not perform well or if we are unable to successfully integrate it with our operations, we may incur significant charges to net income to write down the goodwill, which could have a material adverse effect on our results of operations and financial condition.

We have incurred a substantial amount of indebtedness in connection with the acquisition of CVRD Inco, which could limit our operating flexibility and make it more difficult for us to maintain our investment grade rating.

As of December 31, 2006, as a result of the consolidation of CVRD Inco’s indebtedness and the incurrence by CVRD of indebtedness of US$14,600 million to fund the purchase price for 100% of CVRD Inco’s shares, we had US$22,556 million of debt outstanding, compared to US$4,947 million outstanding at December 31, 2005. The substantial increase in our outstanding debt and related covenants could limit our operating flexibility. In particular:

•	A substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, reducing the funds available to us for other purposes.

•	Our higher levels of indebtedness and the need to comply with financial covenants may impair our ability to adjust to changing market conditions or withstand competitive pressures.

•	Our higher level of outstanding debt may make it more difficult to maintain the financial ratios the rating agencies require in order to maintain our investment grade credit rating.

Commitments made to Canadian government authorities in connection with the acquisition of CVRD Inco may limit our flexibility in managing CVRD Inco’s operations.

In connection with the approval under the Investment Canada Act of our acquisition of Inco, we made a series of commitments to the Canadian Minister of Industry, in the form of undertakings, including commitments to manage our global nickel business from Canada, to refrain from making layoffs at our Canadian operating facilities for three years and to maintain aggregate employment at these facilities at a specified level for an agreed period. We also committed to increase certain expenditures by specified amounts over previously existing levels and expressed our wish to accelerate the development of our Voisey’s Bay project. See Item 4. Information on the company — Regulatory matters — Investment Canada Act undertakings. These commitments could limit our flexibility in managing our business and responding to changing market conditions, which could adversely affect our results of operations.

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

The Brazilian custodian for the shares underlying our American Depositary Shares will obtain an electronic registration from the Central Bank to entitle it to remit U.S. dollars abroad for payments of dividends and other distributions relating to the shares underlying our American Depositary Shares or upon the disposition of the underlying shares. If you decide to exchange your American Depositary Shares for the underlying shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the custodian’s electronic registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of, or distributions relating to, the underlying shares unless you obtain your own electronic registration by registering your investment in the underlying shares under Resolution No. 2,689 of the National Monetary Council, which entitles foreign investors to buy and sell securities on the São Paulo stock exchange, or BOVESPA. For more information regarding these exchange controls, see Item 10. Additional information — Exchange controls and other limitations affecting security holders. If you attempt to obtain your own electronic registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the underlying shares or the return of your capital in a timely manner. We cannot assure you that the custodian’s electronic registration or any certificate of foreign capital registration obtained by you will not be affected by future legislative changes, or that additional restrictions applicable to you, the disposition of the underlying shares or the repatriation of the proceeds from disposition will not be imposed in the future.

Because we are not obligated to file a registration statement with respect to preemptive rights relating to our shares, you may be unable to exercise those preemptive rights.

Holders of American depositary receipts that are residents of the United States may not be able to exercise preemptive rights, or exercise other types of rights, with respect to the underlying shares. Your ability to exercise preemptive rights is not assured unless a registration statement is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to the underlying shares or to undertake steps that may be needed to make exemptions from registration available, and we cannot assure you that we will file any registration statement or take such steps. If a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, as depositary for our American Depositary Shares, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the underlying shares, see Item 10. Additional information — Common shares and preferred shares — Preemptive rights.

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

Our corporate affairs are governed by our bylaws and Brazilian corporation law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or elsewhere outside Brazil. Under Brazilian corporation law, holders of our common and preferred class A shares may have fewer and less well-defined rights to protect their interests relative to actions taken by our Board of Directors or by Valepar than under the laws of some jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less well-developed and enforced in Brazil than in the United States, which could potentially disadvantage you as a holder of the underlying shares and American Depositary Shares. For example, when compared to Delaware general corporation law, Brazilian corporate law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of- business transactions. In addition, shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

In addition, as a foreign private issuer, we are not required to follow many of the corporate governance rules that apply to U.S. domestic issuers with securities listed on the New York Stock Exchange, or the NYSE. For more information concerning our corporate governance policies, see Item 6. Directors, senior management and employees.

Depreciation of the Brazilian real against the U.S. dollar reduces the U.S. dollar value of dividends paid to holders of our American Depositary Shares.

Depreciation of the Brazilian real against the U.S. dollar reduces the U.S. dollar value of dividends paid to holders of our American Depositary Shares. We attempt to mitigate this risk by setting our dividends in U.S. dollars. However, shareholders are still exposed to currency volatility risk for a period of at least two weeks, as the U.S. dollar value of dividends is converted into reais at least two weeks prior to its distribution, due to operational requirements to process dividend payments.

Item 4.	Information on the Company

BUSINESS OVERVIEW

General

We are the second-largest diversified metals and mining company in the world, the largest metals and mining company in the Americas, and one of the largest private-sector companies in Latin America by market capitalization. We are the world’s largest producer and exporter of iron ore and pellets and one of the world’s largest producers of nickel. We also produce copper, manganese, ferroalloys, bauxite, precious metals, cobalt, kaolin, potash and other products. To support our growth strategy, we are actively engaged in mineral exploration efforts in 19 countries around the globe. We operate large logistics systems in Brazil, including railroads, maritime terminals and ports that are integrated with our mining operations. Directly and through affiliates and joint ventures, we have major investments in the aluminum, coal, energy and steel businesses.

The table below presents the breakdown of our total gross revenues attributable to each of our main lines of business, each of which is described following the table.

	Year Ended December 31,
	2005	2006	2006(1)

Iron ore, pellets, manganese, ferroalloys	75.0%	61.7%	48.9%
Nickel(2)	—	11.7	25.7
PGMs(2)	—	0.4	1.0
Other precious metals(2)	—	0.1	0.4
Copper (co-product)(2)	—	1.5	4.1
Copper concentrate	2.9	3.8	3.0
Other non-ferrous minerals	2.4	1.8	1.6
Aluminum and related products	10.5	11.7	9.3
Logistics	9.1	6.8	5.4
Other investments	0.1	0.5	0.6

Total	100.0%	100.0%	100.0%

(1)	Percentages determined by adding CVRD Inco 2006 pre-acquisition gross revenues to 2006 historical gross revenues.

(2)	Figures included in the nickel product segment in our consolidated financial statements.

•	Iron ore, pellets, manganese and ferroalloys. We operate two fully integrated systems in Brazil for producing and distributing iron ore (the Northern System and the Southeastern System), consisting of mines, railroads and port facilities. We operate a third system (the Southern System), consisting of the MBR and Oeste mines and the Guaíba Island and Itaguaí maritime terminals. We also operate nine pellet-producing facilities, five of which are joint ventures. We have a 50% stake in a joint venture that owns and operates two pelletizing plants. We are one of the world’s largest producers of manganese ore and ferroalloys.

•	Nickel. We are one of the world’s largest producers of nickel. Our principal nickel mines and processing operations are located in Canada, specifically in the Sudbury area of Ontario, the Thompson area of Manitoba and at Voisey’s Bay in Newfoundland and Labrador, and in Indonesia through our 61%-owned subsidiary, PT International Nickel Indonesia Tbk (“PT Inco”), on the Island of Sulawesi, Indonesia. We also operate a nickel refinery in the United Kingdom, own 67% of Inco TNC Limited, which operates a nickel refinery in Japan, and have interests in nickel refining operations in Taiwan and South Korea.

•	Copper. We have copper mining operations in Brazil and Canada. We are Brazil’s largest copper concentrate producer due to our operations at the Sossego copper mine in Carajás. We also produce copper in conjunction with our Canadian nickel mining operations at our Manitoba, Ontario and Voisey’s Bay operations.

•	PGMs. We produce platinum-group metals (platinum, palladium, rhodium, ruthenium and iridium) as by-products of our nickel mining and processing operations in Canada. The PGMs are concentrated at our facilities in Port Colborne, Ontario and refined at our precious metals refinery in Acton, England.

•	Other precious metals. We produce gold and silver as by-products of our nickel mining and processing operations in Canada. Some of these precious metals are upgraded at our facilities in Port Colborne, Ontario, and all are refined by third parties in Canada.

•	Other non-ferrous minerals. We are the world’s second-largest producer of kaolin in the paper industry and Brazil’s sole producer of potash. We produce and sell cobalt, sulphuric acid, liquid sulphur dioxide, and modest quantities of selenium and tellurium as by-products of our processing operations.

•	Aluminum operations. We conduct bauxite mining, alumina refining, and aluminum metal smelting.

•	Logistics. We are a leading provider of logistics services in Brazil, with railroad, coastal shipping and port handling operations. Two of our three iron ore complexes incorporate an integrated railroad network linked to automated port and terminal facilities, which provide rail transportation for our mining products, general cargo and passengers, bulk terminal storage, and ship loading services for our mining operations and for third parties.

•	Other investments. We currently have investments in three steel companies and two joint ventures to produce steel slab in Brazil. We have also invested in hydroelectric power generation projects.

CVRD’s legal and commercial name is Companhia Vale do Rio Doce. CVRD is a stock corporation, or sociedade por ações, duly organized on January 11, 1943, and existing under the laws of the Federative Republic of Brazil. CVRD was privatized in three stages between 1997 and 2002, beginning with the sale by the Brazilian government of a controlling stake in CVRD to Valepar in 1997. The last stage of the privatization took place in 2002, when the Brazilian government sold a remaining minority stake of common shares through a global equity offering. CVRD is organized for an unlimited period of time. Its head offices are located at Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil, and its telephone number is 55-21-3814-4477.

Business strategy

Our goal is to strengthen our position as one of the world’s leading diversified metals and mining companies by building on our strengths in iron ore and nickel and increasing our geographical and product diversification and logistics capabilities. Over the past several years, we have developed a robust long-term strategic planning process. Although we may pursue strategic acquisitions, following the Inco acquisition we are focused on organic growth in our core businesses. We are pursuing disciplined capital management in order to maximize return on invested capital and total return to shareholders. Below we highlight our major strategies.

Maintaining our leadership position in the global iron ore market

We continue to consolidate our leadership in the global iron ore market, having an estimated market share of 33% of the total volume traded in the seaborne market in 2006. We are committed to maintaining our position in the global iron ore market by strengthening relationships with clients, focusing our product line to capture industry trends, increasing our production capacity in line with demand growth and controlling costs. We believe that our strong relationships with major customers, reinforced through long-term contracts, high quality products and a strong technical marketing strategy, will help us achieve this goal. We are also taking steps to encourage several steel makers to develop steel slab plants in Brazil in order to create additional demand for our iron ore.

Achieving leadership in the nickel business

Following the acquisition of Inco in October 2006, we have become one of the world’s largest nickel producers, with large-scale, long-life, low-cost operations, a substantial resource base, and a robust growth profile. We believe our greenfield projects at Vermelho and Onça Puma in Brazil and Goro in New Caledonia will further support our leadership position in the nickel market.

Increasing our aluminum activities

We are developing and increasing production capacity in our aluminum operations, focusing on the upstream portion of the production chain and developing low-cost bauxite and alumina projects. We have large, undeveloped high-quality bauxite reserves and opportunities for low-cost expansions in our alumina refinery. We are working on the development of these opportunities. We are also investing in mineral exploration to increase our bauxite resources.

Improvements in our manganese ore and ferroalloys operations

We have been taking steps to improve our competitive position and reduce operating costs at our manganese ore and ferroalloys operations through divestments, reduction of personnel, and streamlining of the management structure.

Developing our copper resources

We believe that our Brazilian copper projects, which are all situated in the Carajás region, in the Brazilian state of Pará, could be among the most competitive in the world in terms of investment cost per metric ton of ore. We expect these copper mines to benefit from our infrastructure facilities serving the Northern System.

Investing in coal

We are pursuing various opportunities to become a large global player in coal businesses. In April 2007, we acquired AMCI Holdings Australia Pty (AMCI HA), which has coal operating assets and reserves in Australia. In the past several years, we have invested in two joint ventures in China, and we intend to continue pursuing organic growth in the coal business through development of the Moatize project in Mozambique and the Belvedere coal deposit in Australia.

Enhancing our logistics capacity

We believe that the quality of our railway assets and our many years of experience as a railroad and port operator, together with the lack of efficient transportation for general cargo in Brazil, position us as a leader in the logistics business in Brazil. We are expanding the capacity of our railroads through the purchase of additional locomotives and wagons to serve the increasing needs of our own businesses and those of our customers.

Global exploration efforts

We are engaged in an active mineral exploration program, with efforts in 19 countries around the globe. We are mainly seeking new deposits of copper, manganese ore, iron ore, nickel, kaolin, bauxite, phosphate, potash, coal, uranium and platinum group metals. Mineral exploration is an important part of our organic growth strategy.

Developing power generation projects

Energy management and efficient supply have become a priority for us. As a large consumer of electricity, we believe that investing in power projects to support our operations will help protect us against volatility in the price of energy, regulatory uncertainties and the risk of energy shortages. Accordingly, we have developed hydroelectric power generation plants in Brazil and in Indonesia, and we are using the electricity from these projects to supply our internal needs.

Recent acquisitions and significant changes

We describe below significant acquisitions and other changes in our business in 2006 and 2007 to date.

Acquisition of Inco

In October 2006, we acquired 75.66% of the outstanding common shares of Inco, then the world’s second-largest producer of nickel, in an unsolicited cash tender offer. Following a subsequent offering period and additional purchases, we increased our stake to 87.73% by December 31, 2006. In January 2007, the amalgamation of Inco with our subsidiary Itabira Canada Inc. resulted in our acquisition of 100% of the shares of Inco, and we formally changed Inco’s name to “CVRD Inco Limited” (“CVRD Inco”). CVRD Inco subsequently ceased to be a reporting issuer under both U.S. and Canadian securities laws. The total acquisition cost for Inco was US$18,931 million, which represents the purchase price of US$17,744 million plus net debt of US$1,187 million. US$15,691 million was paid to Inco shareholders due to stock acquisitions in 2006, and US$2,053 million was disbursed in 2007. Of the US$17,744 million paid, US$593 million is attributable to convertible debt and US$17,151 million to the acquisition of outstanding shares.

Stock merger with Caemi

In May 2006, we completed a stock merger with our controlled company CAEMI. Pursuant to the stock merger, all preferred shares of CAEMI owned by its public shareholders were exchanged for new preferred shares issued by us, and CAEMI became our wholly owned subsidiary. The exchange ratio was one CAEMI share per 0.04115 CVRD preferred class A share. In December 2006, we merged CAEMI into CVRD.

Iron ore and pellets

Acquisition and usufruct agreement for MBR shares.  In May 2007, we entered into a transaction by which we have effectively obtained 100% control of MBR during the next thirty years, allowing us to maximize our exposure to MBR, which we consider one of the best iron ore assets in the world and to exploit synergies between the companies. Prior to this transaction, we owned 89.9% of MBR, directly and through our 80% stake in Empreendimentos Brasileiros de Mineração S.A. (EBM), whose main asset is a 51% stake in MBR. We acquired a further 6.25% of EBM for US$231 million, and we simultaneously entered into a usufruct agreement with respect to the 13.75% of EBM’s total capital that we do not own. This agreement grants us during the next 30 years all rights and obligations with respect to these EBM shares, including the right to dividends. In exchange, CVRD will pay a total of US$61 million and an annual fee of US$48 million.

Development of a dedicated Brazil-China shuttle service.  In May 2007, CVRD entered into long-term freight contracts to develop dedicated shuttle service from Brazil to China. We expect this service to enhance in the future our ability to offer our products in the Chinese market at competitive prices and to increase our market share in China and the global seaborne market.

Start-up of Brucutu mine.  Our new Brucutu mine started operations in September 2006. When Brucutu reaches full capacity in 2008, it is expected to produce 30 million metric tons of iron ore. In 2007, we expect production to amount to 23 million metric tons.

Carajás expansion.  In January 2007, we completed the expansion of iron ore production capacity at Carajás to 100 million metric tons per year, after completing an expansion to 85 million metric tons per year in the third quarter of 2006. We are conducting studies for a possible further expansion to 130 million metric tons of iron ore per year by 2009.

Reclassification of operations in the Southern System.  In the third quarter of 2006, in order to maximize existing synergies and to continue to achieve efficiency gains, we divided the management of our former Southern System for producing and distributing iron ore into two departments: the Southeastern System and the Southern System, and we have begun reporting production separately for each system.

The Southeastern System consists of:

•	the Itabira mines,

•	the Mariana mines,

•	the Centrais mines,

•	the Vitória a Minas Railroad, and

•	the Tubarão port.

The new Southern System consists of:

•	the MBR mines,

•	the Oeste mines,

•	the Guaíba Island and Itaguaí maritime terminals, and

•	the MRS railroad.

Samarco expansion.  We are increasing pellet production capacity at Samarco, our 50% joint venture with BHP Billiton, located in the Brazilian state of Espírito Santo. The expansion at Samarco is expected to add 7.6 million metric tons per year of capacity. In 2006, the engineering and ground-leveling projects were completed. In 2007, construction works and the assembly of electrical and mechanical components will be undertaken, with operational start-up planned for the first half of 2008. Samarco obtained its own financing for the project.

Itabiritos project.  We are building a pellet plant, located in the Brazilian state of Minas Gerais, with a capacity of 7 million metric tons per year, an iron ore concentration plant, and a short iron ore slurry pipeline. The development of Itabiritos began in 2006, with the basic engineering project and the commencement of civil engineering works. Itabiritos’ operations are scheduled to begin in the second half of 2008.

Joint venture in China.  In September 2006, our subsidiary MBR acquired a 25% stake in a joint venture, Zhuhai YPM, to build a new pelletizing plant in Zhuhai, Guandong, China. Our expected investment in this project will be US$4 million and we will supply at least 70% of the iron ore used to feed the plant, pursuant to a 30-year contract. The plant is expected to become operational in 2008. The other partners in this joint venture are Zhuhai Yueyufeng Iron and Steel Co. Ltd. (with a 40% stake) and Pioneer Iron & Steel Group Co. Ltd. (with a 35% stake).

Acquisition of Rio Verde Mineração assets.  In January 2006, we acquired certain mineral resources, land and mining equipment of Rio Verde Mineração for US$47 million. Rio Verde Mineração is located in the Iron Quadrangle region of the Brazilian state of Minas Gerais, near the operations of MBR in the municipality of Nova Lima.

Nickel

Onça Puma.  In the third quarter of 2006, our Board of Directors approved our investment in the Onça Puma nickel project, in the Brazilian state of Pará, which is expected to have a nominal capacity of 58,000 metric tons per year of nickel in the form of ferro-nickel, its final product. Construction at the project site began in July 2006. We currently estimate that the total investment in the project will amount to US$1,437 million, and are targeting start-up of operations for the fourth quarter of 2008.

Goro.  Following the acquisition of Inco, we reviewed the Goro project and planned the implementation of measures to reduce environmental, operational and technology risks. The total cost of Goro is estimated to be US$3,212 million, of which US$1,435 million was spent from 2001 to 2006. The commissioning of Goro is scheduled for the end of 2008.

Aluminum

Acquisition of remaining interest in Valesul.  In July 2006, we exercised our right of first refusal under the Valesul Aluminio S.A. (“Valesul”) shareholders’ agreement and acquired BHP Billiton Metais S.A.’s 45.5% indirect interest in Valesul for US$28 million, as a result of which we now own 100% of Valesul’s shares. We began consolidating Valesul in our financial statements in the third quarter of 2006.

Paragominas project.  We are developing a bauxite mine in Paragominas, in the Brazilian state of Pará, which was commissioned in the first quarter 2007, with an initial capacity of 5.4 million metric tons per year.

We have completed the first bauxite pipeline in the world, for the transport of bauxite slurry from the Paragominas mine to the alumina refinery in Barcarena, state of Pará. By 2008, Paragominas’ capacity is expected to reach 9.9 million metric tons per year, which will require further investment of US$196 million. The bauxite produced at Paragominas will be used to supply Alunorte’s expansion needs.

Alunorte expansion.  In 2006 we completed our alumina production capacity expansion at our Alunorte refinery to 4.4 million metric tons per year, and we expect to increase capacity further to 6.26 million metric tons per year, at an estimated investment of US$846 million. Expected startup for this project is in 2008.

New refinery project.  We are studying a potential investment in a greenfield alumina refinery in the Brazilian state of Pará, near the existing facilities of Alunorte in Brazil, expected to have an initial capacity of 1.8 million metric tons per year. Bauxite for the project would be supplied from our Paragominas bauxite mine. If the terms of the project are agreed, the first stage of the refinery is expected to be completed and operational within three years. The project is subject to the approval from our Board of Directors.

Copper

Salobo.  The Salobo project is located in Brazil, in the Carajás region of the Brazilian state of Pará. The environmental license was obtained in December 2006 and our Board of Directors approved the development of this project in January 2007. However, the start-up of the development of the project is contingent on an appropriate tax structure, which is currently being discussed with government authorities. In its first stage, Salobo is expected to produce 100,000 metric tons of copper in concentrate per year.

Project 118.  The 118 copper project is scheduled to begin operations in the first half of 2009, but we are still awaiting the grant of a license without which construction cannot begin. Therefore, the timing of start-up could be revised. A preliminary license was obtained in April 2006, and key equipment was ordered at the end of 2006. Basic engineering for the project has been concluded.

Coal and coke

We are pursuing several efforts to become a large global player in the coal business.

•	Mozambique coal mine feasibility study. In November 2004, a consortium controlled by CVRD won an international auction to explore coal deposits in the Moatize region, in the north of Mozambique for US$122.8 million. In April 2005, Rio Doce Moçambique Limitada was incorporated by CVRD under the laws of Mozambique, as the local entity to hold the rights and obligations as developer of the Moatize project. The project’s financial and technical feasibility studies were completed in November 2006 and delivered to the government of Mozambique. In March 2007 we delivered the development plan to the government of Mozambique. Additional studies and reports are still being conducted to support the final decision expected to be made in 2007 regarding investment in the project. If the project proceeds, the total investment will include mine development costs, the construction of a maritime terminal for ship loading, related investments and social projects.

•	Belvedere Coal Underground Project. In July 2005, we signed an agreement with two Australian mining companies for an exploration study of the Belvedere Coal Underground Project, or Belvedere, located in the state of Queensland, Australia. At the conclusion of the pre-feasibility study this year, we have the option to acquire a 51% interest in Belvedere at a price of US$90 million. We have further options to increase our stake in the project to 100% by acquiring our partners’ interests at a fair market value determined at the time of our exercise of each option. We have also obtained exploration rights for related areas near Belvedere (referred to as Belvedere West and Belvedere South).

•	AMCI Holdings Australia. In April 2007, we paid US$656 million for the acquisition of 100% of AMCI Holdings Australia Pty (AMCI HA). AMCI HA controls and operates coal assets through unincorporated joint ventures, with nominal production capacity of 8.0 million metric tons of coal (predominantly coaking coal) and reserves of 103 million metric tons. AMCI HA had net debt of US$129 million as of April 30, 2007.

Steel and metallics

We are taking steps to encourage steel makers to develop steel slab plants in Brazil, in order to create value and additional demand for our iron ore.

•	Ceará Steel. In November 2005, we agreed to acquire a minority stake in Ceará Steel, an export-oriented steel slab project in the Brazilian state of Ceará, with a nominal capacity of 1.5 million metric tons of slabs per year. The main shareholders are Dongkuk Steel, a Korean steel maker, and Danieli S.P.A., an Italian equipment supplier. We expect to invest US$25 million in the project, which has an estimated total cost of US$750 million, and we have put options to divest our stake in the future. We will be the exclusive supplier of pellets for Ceará Steel. The plant is expected to start production in 2009.

•	ThyssenKrupp — Companhia Siderúrgica do Atlântico (“CSA”). In December 2004, we signed a memorandum of understanding with ThyssenKrupp Stahl A.G., one of the largest European steel makers, for the construction of a 5 million metric ton integrated steel slab plant in the Brazilian state of Rio de Janeiro. The project has been formally approved by both ThyssenKrupp Stahl A.G. and CVRD, and is now being implemented. Commissioning of the plant is foreseen for 2009, and our Board of Directors has approved an investment of US$200 million for a minority stake in CSA. We have a put option to divest our stake in the future.

•	Entry into Usiminas control group. In November 2006, we announced the restructuring of our equity interest in Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (“Usiminas”). In connection with this restructuring (i) we entered into a 15-year shareholders’ agreement with the other members of Usiminas’ control group, under which we will retain 6,608,608 common shares, and (ii) the Usiminas controlling shareholders have agreed to carry out a feasibility study regarding a potential investment by Usiminas in the construction of a new steel slab plant.

•	Acquisition of remaining interest in Ferro Gusa Carajás S.A. (“Ferro-Gusa”). In March 2007, we acquired the 18% interest in Ferro-Gusa held by Nucor do Brasil S.A. for US$20 million, as a result of which we now own 100% of Ferro-Gusa’s shares. Ferro-Gusa started operations in October 2005 and produces 300,000 metric tons of pig iron per year.

Divestitures and asset sales

In line with our strategy, we have continued to reduce our holdings of non-strategic assets. We summarize below our key dispositions and asset sales since the beginning of 2006.

•	Foz do Chapecó and Santa Isabel hydroelectric power projects. In February 2006, we sold to Furnas Centrais Elétricas for US$4 million our 40% stake in the consortium to build and operate the Foz do Chapecó hydroelectric power plant. This transaction has been approved by the Brazilian electricity regulatory agency (Agência Nacional de Energia Elétrica), or ANEEL, and is expected to close in 2007. We are also continuing our efforts to return the concessions for the Santa Isabel hydroelectric power project to ANEEL due to difficulties related to environmental issues.

•	Nova Era Silicon. In February 2006, we sold to our partner JFE Steel Corporation our 49% stake in Nova Era Silicon, a ferrosilicon producer with operations in the Brazilian state of Minas Gerais for US$14 million.

•	Sale of Interest in Gulf Industrial Investment Company. In May 2006, we sold our 50% interest in Gulf Industrial Investment Company (“GIIC”), a pellet producer based in Bahrain, to our joint venture partner, Gulf Investment Corporation, for US$418 million, due to conflicting views about how GIIC’s business should be managed. Although we have sold our interest in GIIC, we intend to continue our strategy of pursuing the consolidation of our global leadership position in the global market for pellets in order to maximize the benefits arising from the significant long-term growth potential we expect in pellet demand.

•	Usiminas. On November 13, 2006, we sold a total of 5,362,928 common shares of Usiminas to Nippon Steel, Votorantim Participações S.A. and Camargo Correa S.A. for approximately US$176 million. We will keep 6,608,608 common shares of Usiminas pursuant to the Usiminas shareholders’ agreement, which we signed in November 2006. In May 2007, we sold in a public offering registered with the CVM 13,802,499 Usiminas shares not subject to the shareholders’ agreement and received total proceeds of US$728 million. In connection with the offering, we entered into a lockup agreement for a period of 90 days from April 25, 2007. After the lockup period expires or is waived, we intend to sell 36,691 additional shares that were not sold pursuant to the offering’s overallotment option.

•	Siderar. In December 2006, we sold to Ternium S.A. our entire 4.85% stake in Siderar-S.A.I.C. (Siderar), a steel company located in Argentina, for US$108 million.

•	Gerdau. In the second half of 2006, we sold all of our shares of Gerdau S.A. for US$67 million.

LINES OF BUSINESS

Our principal lines of business consist of mining and logistics. We also invest in energy to supply part of our consumption. The following map shows the locations of our current operations worldwide.

Ferrous minerals

Our ferrous minerals business segment includes:

•	iron ore mining,

•	pellet production,

•	manganese ore mining, and

•	ferroalloy production.

Iron ore operations

We conduct our iron ore business primarily at the parent company level and through our subsidiaries MBR and Urucum Mineração S.A., or Urucum. Our iron ore mining and related operations are concentrated in three systems in Brazil, the Southeastern System, the Southern System and the Northern System, further described below. The operation of these separate systems, each with its own transportation capability, enhances the reliability of the service we provide our customers.

Southeastern System

The Southeastern System, carved out of our former Southern System, recently became a separately managed department. Located in the southeastern Brazilian state of Minas Gerais, in a region known as the Iron Quadrangle, the iron ore mines of the Southeastern System are divided into three mining areas: Itabira, Centrais Mines, and Mariana. Our railroad, the Vitória a Minas railroad, connects the mines in these areas to the Tubarão port in Vitória, in the Brazilian state of Espírito Santo.

Iron ore in the Southeastern System is mined by open-pit methods. These ore reserves have high ratios of itabirite ore relative to hematite ore. Itabirite is a quartz-hematite rock with an average iron content ranging from 35-60%, requiring concentration to achieve shipping grade, which is above a 64% average iron content. Hematite is a high-grade ore with an average iron content of approximately 66%.

Mines in the Southeastern System generally process their run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.

In 2006, we produced 100% of the electric energy consumed in the Southeastern System at our Igarapava, Porto Estrela, Funil, Candonga, Aimorés and Capim Branco I hydroelectric power plants. The Southeastern System is accessible by road or by spur tracks of the Vitória a Minas railroad.

Southern System

The new Southern System, located in the Brazilian states of Minas Gerais and Rio de Janeiro, consists of the Oeste mines and the mines of MBR. MBR presently operates three major mining complexes:

•	the Pico complex, comprised of the Pico, Sapecado and Galinheiro mines, with one major plant and three secondary plants;

•	the Vargem Grande complex, comprised of the Tamanduá, Capitão do Mato and Abóboras mines, and one major beneficiation plant; and

•	the Paraopeba complex, comprised of the Jangada mine (with a beneficiation plant), the Capão Xavier mine (with the Mutuca beneficiation plant) and the Mar Azul mine (with a beneficiation plant).

Wet beneficiation processes are used to convert run-of-mine obtained from open-pit mining operations into lump ore, sinter feed fines and pellet feed fines, in addition to hematitinha, a product used primarily by Brazilian pig-iron producers.

The iron ore produced in our Southern System is transported by MRS Logística S.A. (“MRS”), a railway company in which we hold, directly and indirectly, 37.2% of the voting capital and 40.5% of the total capital, to the Guaíba Island and Itaguaí maritime terminals, both located in the Brazilian state of Rio de Janeiro. In 2006, we produced 22% of the electric energy consumed in the Southern System at our Igarapava, Porto Estrela, Funil, Candonga, Aimorés and Capim Branco I hydroelectric power plants.

Northern System

The Northern System is comprised of open-pit iron ore mines and an ore-processing complex in the Carajás region of the Brazilian state of Pará. The mines are located in the north of Brazil on public lands for which we hold mining concessions. The Northern System’s reserves are among the largest iron ore deposits in the world. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the northern range, which is divided into five main mining bodies (N4E, N4W, N5W, N5E and N5EN).

Because of the high iron content (66.8% on average) in the Northern System deposits, we do not have to operate a concentration plant at Carajás. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. This allows us to produce marketable iron ore in the Northern System at a lower cost than in the Southern and Southeastern Systems. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore. After completion of the beneficiation process, our Carajás railroad transports Northern System iron ore to the Ponta da Madeira maritime terminal in the Brazilian state of Maranhão.

Our complex in Carajás is accessible by road, air and rail. It obtains electrical power at market rates from regional utilities. To support our Carajás operations, we have housing and other facilities in a nearby township.

Casa de Pedra

In March 2001, we acquired certain rights of first refusal with respect to the Casa de Pedra iron ore mine of CSN (Companhia Siderúrgica Nacional): the right, for thirty years, to purchase at market prices any excess iron ore as defined in the agreement; the right, for thirty years, to purchase or lease the mine if CSN decides to sell or lease it; and the right, for thirty years, to become a joint venture partner if CSN decides to form a pelletizing joint venture with a third party using iron ore produced by the mine. On August 10, 2005, CADE issued a decision approving certain of our acquisitions, which imposed certain conditions on us, including a full waiver of our preemptive rights relating to the Casa de Pedra iron ore mine. See Item 3. Key information — Risk factors — We are involved in ongoing antitrust proceedings that could result in divestitures, fines or other restrictions that could harm our business.

Iron ore projects

We are developing the following iron ore projects in Brazil:

•	Carajás expansion to 130 Mtpa. This expansion is a brownfield project to increase production capacity in the northern part of the Carajás mineral province. Investment in this project is estimated at US$1.8 billion, covering costs of mine expansion, a primary crushing plant, processing and classification units, locomotives and wagons. In 2007 the detailed engineering project is to be drawn up and completion is scheduled for 2009.

•	Fazendão. This project is expected to produce 15.8 million metric tons of run-of-mine (unprocessed ore) iron ore per year and will allow the commencement of operations at Samarco’s third pellet plant. Construction began in the second half of 2006, and operations are scheduled to begin in the first quarter of 2008.

Iron ore production and reserves

The table on the next page sets forth information regarding our proven and probable iron ore reserves and projected exhaustion dates for the periods indicated. The projected exhaustion dates are estimated based on our estimates of future production levels.

		Projected/
		Actual	Production for the			Proven and Probable Reserves as of December 31,
	Began	Exhaustion	Year Ended December 31,			2005		2006
Mine(1)	Operations	Date	2004	2005	2006	Ore Tonnage(2)	Grade	Ore Tonnage(2)	Grade
			(Million metric tons)			(Million metric tons)	(% Fe)	(Million metric tons)	(% Fe)

Southeastern System
Itabira mines:
Cauê(3)	1942	2005	22.0	23.5	23.7	—	—	—	—
Conceição(4)	1957	2023	21.6	22.2	23.3	395.6	54.4	367.7	54.3
Minas do Meio(5)	1976	2023	—	—	—	635.7	54.8	592.4	54.6
Centrais mines
Água Limpa / Cururu(6)	2000	2013	4.1	3.9	4.2	63.8	45.0	57.0	45.2
Gongo Soco(7)	2000	2013	5.4	5.7	6.7	96.2	64.0	86.7	64.4
Brucutu(8)	1994	2027	6.0	7.2	7.7	736.6	51.8	722.2	51.4
Baú(9)	2006	2029	—	—	—	37.1	55.6	37.1	55.6
Maquiné(10)	2009	2029	—	—	—	278.7	58.3	278.7	58.3
Córrego do Meio(11)	2000	2005	1.9	0.9	—	—	—	—	—
Andrade(19)	2005	2027	—	1.5	1.4	129.2	59.0	127.0	59.0
Mariana mines
Alegria(12)	2000	2029	12.2	12.3	12.9	281.8	50.4	258.0	50.1
Fábrica Nova(13)	2005	2023	—	7.8	13.2	946.3	46.8	920.5	46.8
Fazendão(14)	1976	2032	0.6	0.8	0.7	351.3	50.0	349.5	50.0
Timbopeba(15)	1984	2008	6.2	4.6	2.8	81.7	55.0	75.1	55.2
Total Southeastern System			80.0	90.4	96.6	4,029.4	52.1	3,871.8	51.9

Southern System
Oeste mines
Córrego do Feijão(16)	2003	2014	7.7	8.1	8.2	51.3	66.5	45.3	66.7
Segredo/João Pereira(17)	2003	2025	11.1	11.5	11.5	501.5	50.7	485.8	50.4

MBR System
Pico/Sapecado/Galinheiro(20)	1942	2030	13.1	14.1	17.1	662.0	54.6	633.2	54.2
Vargem Grande Complex Tamanduá(21)	1993	2016	10.5	9.1	10.0	99.3	66.5	86.1	66.5
Capitão do Mato(21)	1997	2016	10.8	9.6	11.4	147.5	66.2	133.0	66.2
Abóboras(22)	2004	2024	0.2	2.5	4.3	32.2	66.0	30.1	66.0
Paraopeba Complex Jangada(23)	2001	2017	3.6	4.0	4.8	92.8	66.0	87.6	66.1
Capão Xavier(24)	2004	2021	4.2	11.1	13.5	179.8	65.6	163.9	65.5
Mar Azul(25)	2006	2008	N/A	N/A	3.5	N/A	N/A	33.5	56.6
Total Southern System			61.2	70.0	84.3	1,766.4	57.4	1,698.3	57.0

Northern System(18)
Serra Norte
N4W	1994	2020	19.4	21.9	34.3	601.2	66.4	562.7	66.4
N4E	1984	2017	21.9	27.2	19.2	438.8	66.7	413.1	66.7
N5-W	1998	2023	5.0	8.4	15.2	325.4	66.3	308.8	66.3
N5E	1998	2017	21.7	12.7	10.2	55.7	67.3	43.1	67.2
N5E-N	2003	2016	1.4	2.4	2.9	28.2	65.9	25.5	65.9
N5S	2006	2024	—	—	—	607.0	67.5	607.0	67.5
Serra Leste	2007	2037	—	—	—	60.8	66.2	60.8	66.2
Total Northern System			69.4	72.6	81.8	2,117.1	66.8	2,021.0	66.8

Urucum	1993	2024	0.7	1.1	1.4	64.3	61.1	61.7	61.1
Total CVRD			211.3	233.9	264.2	7,981.8	57.2	7,619.3	57.0

(1)	Open pit mines. CVRD’s equity interest in mines is 100% unless otherwise noted.

(2)	Reserves are in wet, run-of-mine (ROM) ore metric tons unless otherwise noted.

(3)	Reserves were not reported for 2005 due to the mine’s depleted state. The Cauê plant beneficiates iron ore from Minas do Meio mines.

(4)	Average product recovery after beneficiation at the Conceição plant was 77.7%. The Conceição plant beneficiates iron ore from the Conceição mine and Minas do Meio mines.

(5)	Average product recovery after beneficiation at the Cauê plant was 70.5%. The run-of-mine from Minas do Meio is sent to the Cauê concentration plant and the Conceição concentration plant. The production is declared in Cauê and Conceição.

(6)	Average product recovery after beneficiation was 48.1%. Água Limpa is owned by Baovale, in which CVRD owns 100% of the voting shares and 50% of the total shares.

(7)	Average product recovery after beneficiation was 81.4%.

(8)	Average product recovery after beneficiation was 97%.

(9)	New project with audited reserves under feasibility review.

(10)	New project with audited reserves under feasibility review.

(11)	Reserves were not reported for 2006 due to the mine’s depleted state.

(12)	Average product recovery after beneficiation was 69.7%. The Alegria plant processes ore from the Alegria and Fabrica Nova mines.

(13)	Fabrica Nova ore is sent to the Alegria and Timbopeba plants for processing.

(14)	Average product recovery after beneficiation was 100% (direct shipping).

(15)	Average product recovery after beneficiation was 78.9%.

(16)	Average product recovery after beneficiation was 86.2%.

(17)	Average product recovery after beneficiation was 66%. The run-of-mine is sent to the Fábrica concentration plant.

(18)	Average product recovery after beneficiation was 90.1%.

(19)	Average product recovery after beneficiation was 100% (direct shipping). In 2004, we entered into an agreement to lease the Andrade iron ore mine, but we only started to run this mine in January 2005.

(20)	Average product recovery after beneficiation was 81.5%.

(21)	Average product recovery after beneficiation was 78.6%. Tamanduá ore and Capitão do Mato ore are processed at the Vargem Grande plant.

(22)	Average product recovery after beneficiation was 100% (direct shipping).

(23)	Average product recovery after beneficiation was 79.9%.

(24)	Average product recovery after beneficiation was 78.6%.

(25)	Acquired in the first quarter of 2006. Average product recovery after beneficiation was 87.1%.

Changes in iron ore reserves: 2005 versus 2006

Our 2006 iron ore reserve estimates reflect mining depletion in 2006 and the build-up of intermediate and buffer ore stocks, which are composed of ore that has been mined out of “in situ” reserves but has not been fed to the plants. These stocks may be partially reclaimed during operations. Our 2006 reserve estimates also reflect revisions to estimates in light of differences identified in reconciliation testing between estimated ore tonnages predicted by our reserves model and actual run-of-mine. We describe changes in reserves at our individual mines below.

•	Reserves at our Conceição mine decreased from 395.6 to 367.7 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Minas do Meio mine decreased from 635.7 to 592.4 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Água Limpa mine decreased from 63.8 to 57.0 million metric tons, primarily reflecting mining depletion in 2006, which was partially offset by an upward adjustment to our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model and by reclaimed stockpiles.

•	Reserves at our Gongo Soco mine decreased from 96.2 to 86.7 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, the build-up of buffer stockpiles and a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Brucutu mine decreased from 736.6 to 722.2 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, the build-up of buffer run-of-mine stockpiles and a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Andrade mine decreased from 129.2 to 127.0 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Alegria mine decreased from 281.8 to 258.0 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, and a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Fabrica Nova mine decreased from 946.3 to 920.5 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, a net upward adjustment to our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Fazendão mine decreased from 351.3 to 349.5 million metric tons, primarily reflecting a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model and, to a lesser extent, mining depletion in 2006.

•	Reserves at our Timbopeba mine decreased from 81.7 to 75.1 million metric tons, primarily reflecting a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model and, to a lesser extent, mining depletion in 2006.

•	Reserves at our Córrego do Feijão mine decreased from 51.3 to 45.3 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model, which decreases were partially offset by reclaimed stockpiles.

•	Reserves at our Segredo/João Pereira mine decreased from 501.5 to 485.8 million metric tons, primarily reflecting mining depletion in 2006, which was partially offset by an upward adjustment to our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Pico/Sapecado/Galinheiro mine decreased from 662.0 to 633.2 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, the build-up of buffer run-of-mine stockpiles and a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Tamanduá mine decreased from 99.3 to 86.1 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Abóboras mine decreased from 32.2 to 30.1 million metric tons, primarily reflecting mining depletion in 2006, which was partially offset by an upward adjustment to our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Jangada mine decreased from 92.8 to 87.6 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Capão Xavier mine decreased from 179.8 to 163.9 million metric tons, primarily reflecting mining depletion in 2006, which was partially offset by a net upward adjustment to our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Serra Norte mine decreased from 2,056.3 to 1,960.2 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, the build-up of buffer run-of-mine stockpiles and a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

•	Reserves at our Urucum mine decreased from 64.3 to 61.7 million metric tons, primarily reflecting mining depletion in 2006 and a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

Iron ore pellets

We produce iron ore pellets in our own plants and through joint ventures. The table below sets forth information regarding our iron ore pellet business as of April 30, 2007.

		Our Direct or Indirect Share of			Total Pellet Production
		Capital			as of December 31,(1)			Nominal
	System	Voting	Total	Partners	2004	2005	2006	Capacity
		(%)			(Million metric tons)

CVRD	Tubarão, Fábrica and São Luís	N/A	N/A	—	16.3	16.4	14.2	15.7
GIIC(2)	Bahrain	0	0	—	3.7	4.0	1.3	4.0
Hispanobras	Tubarão	51.0	50.9	Arcelor Mittal	4.0	4.2	4.5	3.8
Itabrasco	Tubarão	51.0	50.9	Ilva	3.5	3.9	4.0	3.3
Kobrasco	Tubarão	50.0	50.0	Posco	4.5	4.9	4.8	4.3
Nibrasco	Tubarão	51.1	51.0	Nippon Steel Sumitomo JFE Steel Kobe Steel Nisshin Steel SOJITZ Corp.	8.3	9.0	9.1	8.4
Samarco	Ponta do Ubú	50.0	50.0	BHP Billiton	13.8	13.7	13.9	14.0

Total					54.1	56.1	51.8	53.5

(1)	Total production by joint venture entity.

(2)	We sold our interest in GIIC in May 2006.

We suspended operations at our São Luís pelletizing plant from March to July 2006 due to a decrease in the global demand for pellets, which is more concentrated in North America and Europe.

We sell pellet feed to our pelletizing joint ventures at market-based prices. Historically, we have supplied all of the iron ore requirements of our wholly owned pelletizing plants and our joint ventures, except for Samarco and GIIC, to which we supply a portion of their needs. Of 2006 total pellet production, 69% was attributable to blast furnace pellets, and the remaining 31% to direct reduction pellets, which are used in steel mills that use the direct reduction process rather than blast furnace technology.

We are the operator of pelletizing joint ventures located in the Tubarão Port area. In 2006, we received US$72 million in fees for operating the plants of these joint ventures.

The table below sets forth information regarding our iron ore sales to our pelletizing joint ventures for the periods indicated.

	For the Year Ended December 31,
	2004	2005	2006
	(Million metric tons)

GIIC(1)	3.5	4.0	1.0
Hispanobras	4.2	4.5	4.9
Itabrasco	3.7	4.1	4.3
Kobrasco	4.8	5.2	5.3
Nibrasco	7.1	7.9	8.0
Samarco(2)	4.6	6.2	7.5

Total	25.3	27.7	25.4

(1)	We sold our interest in GIIC in May 2006.

(2)	In 2004 we sold 2.0 million metric tons of concentrate and 2.6 million metric tons of run-of-mine; in 2005 we sold 2.0 million metric tons of concentrate and 4.2 million metric tons of run-of-mine; and in 2006 we sold 1.9 million metric tons of concentrate and 5.6 million metric tons of run-of-mine.

Iron ore pellets projects

We are developing the following iron ore pellets projects in Brazil and in China:

Samarco expansion.  We are increasing pellet production capacity at Samarco, our 50% joint venture with BHP Billiton, which pellet plant is located in the Brazilian state of Espírito Santo. The expansion at Samarco is expected to add 7.6 million metric tons per year of capacity. In 2006, the engineering and ground-leveling projects were completed. In 2007, construction works and the assembly of electrical and mechanical components will be undertaken, with operational start-up planned for the first half of 2008. Samarco obtained its own financing for the project.

Itabiritos project.  We are building a pellet plant, located in the Brazilian state of Minas Gerais, with a capacity of 7 million metric tons per year, an iron ore concentration plant, and a short iron-ore slurry pipeline. The development of Itabiritos began in 2006, with the basic engineering project and the commencement of civil engineering works. Itabiritos’ operations are scheduled to begin in the first half of 2008.

Joint venture in China.  In September 2006 our subsidiary MBR acquired a 25% stake in a joint venture, called Zhuhai YPM, to build a new pelletizing plant in Zhuhai, Guandong, China. We expect to invest US$4 million in this project, and we will supply at least 70% of the iron ore used to feed the plant, pursuant to a 30-year contract. The plant is expected to become operational in 2008. The other partners in this joint venture are Zhuhai Yueyufeng Iron and Steel Co. Ltd. (with a 40% stake) and Pioneer Iron & Steel Group Co. Ltd. (with a 35% stake).

Customers, sales and marketing — iron ore and pellets

We use all of our iron ore and pellets (including our share of joint-venture pellet production) to supply the steel-making industry. Prevailing and expected levels of demand for steel products affect demand for our iron ore and pellets. Demand for steel products is influenced by many factors, such as expected rates of economic growth.

In 2006, China accounted for 27.4% of our iron ore and pellets shipments, Europe accounted for 24.8% and Brazil accounted for 21.3%. Sales to the Tubarão pelletizing joint ventures, at which most iron ore is transformed into pellets and then sent abroad, accounted for 8.1% of total shipments in 2006. Our 10 largest customers collectively purchased 145.2 million metric tons of iron ore and pellets from us, representing 52.6% of our 2006 iron ore and pellet shipments and 51.9% of our total iron ore and pellets revenues. With the exception of Arcelor Mittal, which accounted for 17.9% of our shipments of iron ore and pellets in 2006, no individual customer accounted for more than 10% of our shipments of iron ore and pellets for any of the three years ended December 31, 2006.

We strongly emphasize customer service in order to improve our competitiveness. We work with our customers to understand their principal objectives and to provide them with iron ore solutions to meet specific customer needs. Using our expertise in mining, agglomeration and iron-making processes, we search for technical solutions that will balance the best use of our world-class mining assets and the satisfaction of our clients. We believe that our ability to provide our customers with a total iron ore solution and the quality of our products are very important advantages helping us to improve our competitiveness in relation to competitors who may be more conveniently located geographically. In addition to offering technical assistance to our customers, CVRD operates sales support offices in Tokyo, Japan; Seoul, South Korea and Shanghai, China, which support the sales made by our international sales subsidiary located in Saint Prex, Switzerland. These offices also allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries.

Distribution — iron ore and pellets

Our ownership and operation of transportation systems designed for the efficient transportation of iron ore products complement our iron ore mining business in the Northern and Southeastern Systems where we operate an integrated railroad and terminal network in each of them. These networks transport our iron ore products from interior mining locations to maritime terminals and Brazilian customers. For a more detailed description of the networks, see — Logistics, below.

We do not own or operate an integrated transportation system for our Southern System. Instead, we enter into freight contracts with our affiliated company, MRS, to transport our iron ore products at market rates from MBR’s mines and Oeste mines to our Guaíba Island and Itaguaí maritime terminals.

Competition — iron ore and pellets

The global iron ore market is highly competitive. Several large producers operate in this market. The main factors affecting competition are price, quality, range of products offered, reliability, operating costs and shipping costs. In 2006, the Asian market (primarily China, Japan and South Korea) and the European market were the primary markets for our iron ore.

Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton PLC and Rio Tinto Ltd. Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia’s geographical proximity, we believe we are able to remain competitive in the Asian market for two main reasons. First, steel companies generally seek to obtain the types (or blends) of iron ore and pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, the alumina content of our iron ore is very low compared to Australian ore and has high iron content, improving productivity in blast furnaces, which is important especially during periods of high demand. Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and pellets. We have a customer-oriented marketing policy and place specialized personnel in direct contact with our clients to help determine the blend that best suits each particular customer. In general, in the Northern and Southeastern Systems, our ownership of the process of transporting iron ore to our ports makes it easier for us to ensure that our products get to our ports on schedule and at competitive costs.

We are competitive in the European market for the reasons we described above, as well as the proximity of the Ponta da Madeira and Tubarão port facilities to European customers. Our principal competitors in Europe are:

•	Kumba Resources (South Africa);

•	Luossavaara Kiirunavaara AB — LKAB (Sweden);

•	Société Nationale Industrielle et Minière — SNIM (Mauritania);

•	Rio Tinto PLC (UK), Rio Tinto Ltd (Australia) and their subsidiaries and affiliates; and

•	BHP Billiton (Australia) and its subsidiaries and affiliates.

The Brazilian iron ore market is competitive, with a wide range of smaller iron ore producers and integrated steel companies such as CSN and Mannesmann. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in Brazilian sales. Prices to Brazilian customers are based on global reference prices decreased by the transportation costs to their facilities.

Manganese ore and ferroalloys

In 2006, we were one of the largest producers in the global seaborne market, with total shipments of 779 thousand metric tons of manganese ore and 522 thousand metric tons of ferroalloys.

We conduct our manganese ore and ferroalloy businesses through four subsidiaries:

•	Rio Doce Manganèse Europe (RDME),

•	Rio Doce Manganese Norway AS (RDMN),

•	Rio Doce Manganês S.A. (RDM), and

•	Urucum Mineração S.A. (Urucum).

We produce manganese ore products from the Azul mine in the Carajás region of the Brazilian state of Pará, and from the Urucum mine of the Pantanal region of the Brazilian state of Mato Grosso do Sul. We operate on-site beneficiation plants at both the Azul and Urucum mines. Both mines are accessible by road, and the mines obtain electrical power at market rates from regional electric utilities. We also operate minor mines in the Brazilian states of Minas Gerais and Bahia. Our Azul and Urucum mines have high-grade ores, and our smaller mines in Minas Gerais and Bahia have low-grade ores.

Our manganese ore mines produce three types of manganese ore products:

•	metallurgical ore used primarily for the production of ferroalloys;

•	natural manganese dioxide suitable for the manufacture of electrolytic batteries; and

•	chemical ore used in several industries for the production of fertilizer, pesticides and animal food, and used as a pigment in the ceramics industry.

The table below sets forth information regarding our manganese ore production and reserves. We own 100% of all mines.

						Proven and Probable Reserves as of December 31,
		Projected					2005		2006
	Began	Exhaustion	Production for the Year Ended December 31,				Ore		Ore
	Operations	Date	2004	2005	2006	Type	Tonnage(1)	Grade(2)	Tonnage(1)	Grade(2)
			(Million metric tons)

Azul(3)	1985	2017	2.0	2.2	1.7	Open Pit	45.7	35.7	42.9	35.2
Urucum(4)	1976	2020	0.4	0.4	0.4	Underground	8.2	45.3	7.7	45.3
Morro da Mina(5)	1902	2030	0.2	0.3	0.2	Open Pit	9.6	23.0	9.4	22.8
Bahia mines(6)	1972	N/A	0.1	0.1	0.0	Open Pit	N/A	N/A	N/A	N/A

Total			2.7	3.0	2.3		63.5	35.0	60.0	34.5

(1)	Reserves reported as run-of-mine wet metric tons, in millions of metric tons.

(2)	Reported as run-of-mine Mn% grade.

(3)	Average product recovery after beneficiation was 69% of ROM metric tons.

(4)	Average product recovery after beneficiation was 75% of ROM metric tons.

(5)	Average product recovery after beneficiation was 88% of ROM metric tons.

(6)	There are no proven and probable manganese reserves at the mines located in the Brazilian state of Bahia.

Changes in manganese ore reserves: 2005 versus 2006

•	Reserves at our Azul mine decreased from 45.7 to 42.9 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, the build-up of buffer run-of-mine stockpiles, which are mined out of “in situ” reserves but have not been fed to the plants. These stocks may be partially reclaimed during operations.

•	Reserves at our Urucum mine decreased from 8.2 to 7.7 million metric tons, primarily reflecting mining depletion in 2006.

•	Reserves at our Morro da Mina mine decreased from 9.6 to 9.4 million metric tons, primarily reflecting mining depletion in 2006.

Ferroalloys

CVRD produces several types of ferroalloys, such as manganese ferro-silicon alloys (SiMnFe), ferro-manganese high-carbon alloys (HCFeMn), and ferro-manganese mediumcarbon alloys (MCFeMn). We currently operate eight plants that produce ferroalloys and special alloys:

•	the plants of Santa Rita, Barbacena, Ouro Preto and São João del Rey (all in the Brazilian state of Minas Gerais),

•	Simões Filho (in the Brazilian state of Bahia),

•	Corumbá (in the Brazilian state of Mato Grosso do Sul),

•	RDME (in Dunkerque, France), and

•	RDMN (in Mo I Rana, Norway).

The production of ferroalloys consumes significant amounts of electricity, representing 13.2% of our total consumption in 2006. For information on the risks associated with potential energy shortages, see Item 3. Key Information — Risk Factors. The table below sets forth information regarding our production in 2006.

	Annual Production	Production
	Capacity	in 2006
	(Thousand metric tons)

RDME (Rio Doce Manganèse Europe)	136	146
RDMN (Rio Doce Manganese Norway )	110	107
RDM (Rio Doce Manganês S.A.)	368	260
Urucum (Urucum Mineração S.A.)	20	21
NES (Nova Era Silicon S.A.)(1)	45	6

Total	651	540

(1)	We sold our interest in NES in February 2006.

Given the global excess supply that resulted in inventory accumulation and falling ferroalloy prices, we decided to shut down our ferroalloy plant in Norway between August and November 2005. We also decided to operate our ferroalloy plant in France below its nominal capacity. As ferroalloy inventories were consumed and prices stabilized, we resumed full capacity operation at our Norwegian and French plants in December 2005. On the other hand, given the weakness in Brazilian demand for ferroalloys, we have shut down three furnaces at our Simões Filho plant since January 2006.

Competition — manganese ore and ferroalloys

The markets for manganese ore and ferroalloys are highly competitive. Competition in the manganese ore market takes place in two segments. High-grade (40% Mn or more) manganese ore competes on a global seaborne basis, while low grade ore competes on a regional basis. For some ferroalloys, high-grade ore is mandatory, while for others high- and low-grade ores are complementary. Besides manganese ore content, cost and physical-chemical features play an important role in competition (e.g. moisture, impurities). The main suppliers of high-grade ores are located in South Africa, Gabon and Australia. The main producers of low-grade ores are located in Ukraine, China, Ghana, Kazakhstan, India and Mexico.

The ferroalloy market is characterized by a large number of market players who compete primarily on the basis of price (which is a function of the producer’s operating costs). The principal competitive factors in this market are costs of manganese ore, electricity, logistics and carbon. We compete both with standalone producers and integrated producers that also mine their own ore. Our competitors are located principally in manganese-ore or steel producing countries.

We are taking steps to improve our competitive position and reduce operating costs at our manganese ore and ferroalloys operations through divestments, reduction of personnel, and streamlining of the management structure.

Nickel

Nickel operations

We conduct our nickel business through our wholly owned subsidiary CVRD Inco and its 61%-owned subsidiary PT Inco. CVRD Inco operates two nickel production systems, one in North America and Europe, and another in Asia.

Our principal nickel operations in North America and Europe are set forth in the table below.

	Location	Operations

Canada:
Ontario	Sudbury, Ontario	Fully integrated mines, mill, smelter and refinery (producing finished nickel)
Manitoba	Thompson, Manitoba	Fully integrated mines, mill, smelter and refinery (producing finished nickel)
Voisey’s Bay	Voisey’s Bay, Newfoundland & Labrador	Mine and mill (producing an intermediate product: nickel concentrates)
U.K.	Clydach, Wales	Stand-alone nickel refinery (producing finished nickel)

At our Ontario, Manitoba and Voisey’s Bay operations, we mine nickel sulfide ore bodies. Sulfide deposits, which currently account for about 28% of the world’s estimated nickel resources, are generally found in bedrock, deep below the earth’s surface. They can contain significant co-deposits of copper, cobalt, platinum-group metals, and other precious metals. Our long-established mines in Ontario and Manitoba are primarily underground operations. Our newest mine, Voisey’s Bay, which commenced commercial production in late 2005, is an open-pit operation with the potential for underground operations at a later stage.

In Ontario and Manitoba, we produce finished nickel at our integrated mining, milling, smelting and refining operations. A nickel intermediate product from our Ontario operations (nickel oxide) is also shipped to our stand-alone nickel refinery in Clydach, Wales for processing into finished nickel. Our Voisey’s Bay ore is milled on site in Labrador and then shipped as an intermediate product (nickel concentrates) primarily to our Ontario and Manitoba operations for final processing. A portion of our Voisey’s Bay nickel concentrate is also toll-smelted and toll-refined by third parties in Europe. Under our agreement with the Government of Newfoundland & Labrador, we are committed to constructing a nickel refinery in that Province by the end of 2011.

Our principal nickel operations in Asia are set forth in the table below.

	Location	Operations

PT Inco (61%)	Sulawesi, Indonesia	Mining and processing operation (producing an intermediate product: nickel-in-matte)
Inco TNC Limited (67%)	Tokyo, Japan	Stand-alone nickel refinery (producing finished nickel)

Our 61%-owned subsidiary, PT Inco, operates an open-pit mine and related processing facility on the Island of Sulawesi, Indonesia. PT Inco mines nickel laterite ore. Laterite deposits, which currently account for around 72% of the world’s estimated nickel resources, are generally located at or near the surface and are amenable to open-pit production methods. PT Inco produces an intermediate product (nickel-in-matte), which is shipped primarily to nickel refineries in Japan. PT Inco is a public company whose shares are traded on the Jakarta Stock Exchange. 20% of PT Inco’s shares are held by Sumitomo Metal Mining Co., Ltd. (“Sumitomo”) of Japan, with the remaining shares (18%) being widely held. PT Inco sells 80% of its production to CVRD Inco and 20% of its production to Sumitomo, pursuant to life-of-mine off-take agreements.

Our 67%-owned subsidiary, Inco TNC Limited (“Inco TNC”), operates a refinery near Tokyo, Japan, which produces intermediate and finished nickel products primarily using nickel-in-matte sourced from PT Inco. Inco TNC is a private company. Thirteen percent (13%) of Inco TNC’s shares are held by Sumitomo, 7% are held by Mitsui & Co., Ltd. (“Mitsui”) of Japan, and the remaining shares (13%) are held by a number of Japanese investors.

We also have investment interests in nickel refining operations in Taiwan and South Korea, through Taiwan Nickel Refining Corporation (“TNRC”) (49.9%) and Korea Nickel Corporation (“KNC”) (25%). TNRC and KNC produce finished nickel for the local stainless steel industry in Taiwan and Korea, primarily using intermediate products from Inco TNC and a product containing about 75% nickel from our Ontario operations.

Through our Inco Special Products business unit, we develop, manufacture and sell value-added specialty nickel products, including powders, foams, flakes, oxides and nickel-coated graphite. These products, which are generally sold at premium prices, are used for such applications as consumer electronics, rechargeable batteries for consumer and hybrid vehicle use, fuel cells, powder metallurgy, automotive parts, electromagnetic interference shielding for computers and cellular telephones, catalysts and salts, metal injection molding, and hard metal binders. Our nickel specialty products offices and operations are located in Canada, in China, through our 76.7%-owned subsidiary Inco Advanced Technology Materials (Dalian) Co., Ltd., our 77%-owned subsidiary Inco Advanced Technology Materials (Shenyang) Co. Ltd. and our 65%-owned subsidiary Jinco Nonferrous Metals Co. Ltd.; in Japan, in the United Kingdom, in Germany, through our wholly-owned subsidiary Inco GmbH and our 50%-owned subsidiary Alantum GmbH & Co. KG; and in the United States, through our wholly-owned subsidiary Novamet Specialty Products Corporation.

Through our wholly-owned subsidiary The International Metals Reclamation Company, Inc. (“INMETCO”), we process stainless steel wastes, end-of-life batteries and other waste products primarily containing nickel, chromium, iron and cadmium and sell the resulting recovered metals as a remelt alloy ingot to the stainless steel industry. INMETCO’s facilities are located in the state of Pennsylvania in the United States.

Nickel projects

We are developing the following nickel projects in Brazil and New Caledonia:

•	Onça Puma. Construction at the project site, in the Brazilian state of Pará, began in the third quarter of 2006. Operations at Onça Puma are expected to begin in the fourth quarter of 2008. Onça Puma is expected to have a nominal capacity of 58,000 metric tons per year of nickel in the form of ferro-nickel, its final product. We currently estimate that the total investment in the project will amount to US$1,437 million.

•	Vermelho. The process of obtaining the necessary licenses for the development of this project, in the Brazilian Province of Carajás, is still ongoing. Vermelho has an estimated production capacity of 46,000 metric tons of nickel per year and 2,800 metric tons of cobalt per year, and has proven and probable reserves of 290 million metric tons. Its lateritic (limonitic) ores have an estimated nickel content of 0.8%. The technology to be used to extract the nickel from the ore is high-pressure acid leaching (HPAL), with a hydrometallurgical process. The project has an estimated cost of US$1,452 million.

•	Goro. As a result of our acquisition of Inco, we now hold a 74% interest in the Goro nickel-cobalt project in New Caledonia through the project company Goro Nickel S.A.S. The other investors are Sumic Nickel Netherlands, a joint venture between Sumitomo and Mitsui (with a 21% stake), and SPMSC (Société de Participation Minière du Sud Calédonien) (with a 5% stake). Goro is a major greenfield project consisting of an open-pit mine and processing facility, which is expected to have an annual production capacity of 60,000 metric tons of nickel upon completion. As a result of a recent review of the project, we have planned the implementation of measures to reduce environmental, operational and technology risks. The total cost of Goro is estimated to be US$3,212 million, of which

US$1,435 million was spent from 2001 to 2006. The commissioning of operations at Goro is scheduled for the end of 2008.

Nickel production and reserves

The table below sets forth information regarding production and reserve data for finished nickel.

						Proven and Probable Reserves as of December 31,(1)
		Projected	Production for the Year Ended				2005		2006
	Operating	Exhaustion	December 31,				Ore		Ore
	Since	Date	2004	2005	2006	Type	Tonnage	Grade	Tonnage	Grade
			(Thousand				(Million	(%)	(Million	(%)
			metric tons)				metric tons)		metric tons)

Ontario(2)	1885	2042	109.1	96.5	93.8	Underground	163	1.22	175	1.18
Manitoba(2)	1960	2017	52.4	48.6	34.9	Underground	25	1.90	24	1.88
Voisey’s Bay(3)	2005	2019	—	—	35.5	Open pit	32	2.75	31	2.67
PT Inco(4)(5)	1977	2039	75.1	73.9	70.0	Open pit	147	1.80	177	1.77
External(6)	N/A	N/A	0.2	0.7	0.7	N/A	N/A	N/A	N/A	N/A
Goro Project(5)(7)	N/A	2036	N/A	N/A	N/A	Open pit	120	1.48	120	1.48
Vermelho Project(8)	N/A	2050	N/A	N/A	N/A	Open pit	N/A	N/A	245	0.81
Onça Puma Project(9)	N/A	2039	N/A	N/A	N/A	Open pit	N/A	N/A	78	1.80
Total(6)			236.8	219.8	234.9		487	1.59	850	1.37

(1)	Ore reserves listed are totals for the operation and projects indicated and assume that we own, or have all of the necessary rights to mine, extract and process, all of such ore reserves and, accordingly, are not based upon our ownership interest in the operation or project or properties.

(2)	Includes some finished nickel produced by CVRD Inco from third-party purchased feeds. Primary nickel production only (does not include secondary nickel from INMETCO).

(3)	Includes finished nickel produced at CVRD Inco’s Ontario and Manitoba operations, as well as some finished nickel produced by third parties under toll-smelting and toll-refining arrangements.

(4)	We have a 61% interest in PT Inco (Indonesia) and these figures include the minority interests.

(5)	We have rights to other properties in Indonesia, New Caledonia and in other locations, which have not yet been fully explored.

(6)	Excludes finished nickel produced under toll-smelting and refining arrangements covering purchased intermediates with third parties. Third-party tolling of purchased intermediates was 1.0 thousand metric tons in 2005 and 16.1 thousand metric tons in 2006. There was no third-party tolling of purchased intermediates in 2004.

(7)	CVRD has a 74% interest in the Goro project through CVRD Inco. Completion of comprehensive project reviews, governmental or regulatory permitting and other approvals and/or significant capital expenditures would be required before operations could commence at this project.

(8)	New project. Reserve estimates are reported for “in situ” metric tons and grades, without adjustment.

(9)	New project.

Changes in nickel reserves: 2005 versus 2006

•	Reserves at our Ontario operations increased 7%, from 163 to 175 million metric tons, after mining depletion, as a result of exploration additions and mine plan re-evaluation due to increased metal values. Nickel grades declined by approximately 3% due to additions of lower grade material in the mine plan, which were previously considered marginal.

•	Reserves at our Manitoba operations decreased from 25 to 24 million metric tons, primarily due to mining depletion, which was partially offset by ore reserve additions resulting from exploration and mine plan re-evaluation. The estimated average nickel grade declined by 1%.

•	Reserves at our Voisey’s Bay operations decreased from 32 to 31 million metric tons, primarily due to mining depletion, which was partially offset by a reduction in the cut-off grade. The reduction in the cut-off grade has also contributed to a 3% decline in the estimated average nickel grade.

•	Reserves at PT Inco increased 29%, from 147 to 177 million metric tons, after adjustments for mining depletion of 5 million metric tons and a reclassification of ore reserve to mineral resource categories of 7 million metric tons due to an increase in the minimum distance required between mining activities and Lake Matano. The increase in reserves includes 12 million metric tons from recent detailed core drilling to meet processing feed plant chemistry, 10 million metric tons of estimated limonite reserves required for blending purposes, 9 million metric tons of added open pit contact dilution material and an estimated 11 million metric tons of reserves from the Petea deposit due to confirmation of a higher recovery factor established through reconciliation studies.

Customers, sales and marketing — nickel

Nickel is an exchange-traded commodity, listed on the London Metal Exchange, or the LME. Although only about 5% of global nickel consumption is physically delivered through the LME, the LME nickel price is used as a reference price in supply contracts for nickel products between nickel suppliers and their customers. Most nickel products are priced according to a discount or premium to the LME price, depending on the nickel product’s physical and technical characteristics.

CVRD Inco’s finished nickel products represent what is known in the industry as “primary” nickel, meaning nickel produced principally from nickel ores. Finished primary nickel products may be essentially distinguished in terms of purity level, shape and size. As regards purity, historically three broad categories of products have been identified: (i) ferronickel (20-40% nickel), (ii) standard LME grade nickel (minimum 99.8% nickel) and (iii) high purity nickel (99.9% nickel). In addition to nickel content, the presence or absence of specific elemental impurities (such as carbon, nitrogen, etc.) also play an important role in defining “high purity” nickel. The shape and size of a nickel product may affect its suitability for various end use applications. In 2006, a new primary nickel product entered the market, known as nickel-chromium pig iron. This is a low-grade nickel product made in China from imported lateritic ores (primarily from the Philippines, Indonesia and New Caledonia), suitable primarily for use in stainless steel production. The other type of nickel used in industrial applications is known as “secondary nickel,” also referred to as “recycled” or “scrap nickel.” Secondary nickel units are largely recovered from austenitic stainless steel manufacturing operations or other recycled nickel-containing material.

The principal end-use applications for nickel are the following:

•	Stainless steel (60-65% of global nickel consumption). Stainless steel is the main application of nickel. Approximately 75% of global stainless steel consumption consists of nickel-bearing or austenitic, grades of stainless steel, with an average of 8% nickel content. Austenitic stainless steel is used in consumer products, industrial processing equipment, power generation, transportation equipment and kitchen appliances, in addition to many other applications where strength, corrosion resistance and aesthetics are required. While austenitic stainless steel production drives global nickel demand, stainless steel is generally the least demanding end use application for nickel in terms of its technical requirements. Stainless steel producers can use a variety of nickel products, including secondary nickel and ferronickel as well as higher purity nickel products.

•	Melting applications (other than stainless steel) (15-20% of global nickel consumption). Nickel is used in a number of other melting applications, including low alloy steels, non-ferrous alloys and foundry industry castings. Low-alloy steels are used primarily in construction. Non-ferrous alloys, which contain no iron, are used typically in energy, oil, gas, aerospace and electronic applications. They offer superior strength, corrosion resistance and the ability to withstand high temperatures. Primary nickel and reverted scrap are the main source of nickel for these melting applications.

•	Plating and electroforming (10% of global nickel consumption). Electroplating is used to coat objects with nickel to achieve decorative and functional finishes. For these applications, malleability of the nickel is important as the materials must be adapted to customer equipment. Secondary nickel is not used in these applications.

•	Specialty applications (5-10% of global nickel consumption). Intermediate and finished nickel products may be processed to obtain a variety of specialty nickel products, such as powders, foams and oxides, which are used in a wide range of products, such as batteries, fuel cells, powder metallurgy and automotive parts. These specialty products generally do not use secondary nickel.

CVRD Inco has a well-established global marketing network for finished nickel, based at its head office in Toronto, Canada, with sales offices in Saddle Brook, New Jersey and San Antonio, Texas in the United States, in London, England, in Tokyo, Japan, in Hong Kong and Shanghai, China, in Kaohsiung,

Taiwan, in Bangkok, Thailand and in Bridgetown, Barbados. Over the years, we have built strong customer relationships and a brand name recognized for quality in the nickel market. We believe that our global market reach is one of our key strengths in the highly competitive global nickel industry. Our customers are broadly distributed on a global basis and our global marketing network works to direct our products to the regions with the most attractive market dynamics. In 2006, CVRD Inco made 26.0% of its total nickel deliveries to customers in the United States and Canada, 61.3% to customers in Asia, 9.8% to customers in Europe, and 2.9% to customers in other destinations.

In addition, we sell an above-average share of our products into higher value-added, differentiated applications (such as alloys, plating and specialty products). In 2006, approximately 61% of CVRD Inco’s sales were made into non-stainless steel applications, as compared to primary nickel producers’ industry average of approximately 37%. By virtue of our focus on higher-value segments, our average realized nickel prices have consistently exceeded LME cash nickel prices.

We have fixed-volume contracts with customers for a substantial portion of our expected annual nickel sales. These contracts, together with our sales of proprietary nickel products, provide stable demand for a significant portion of our annual production.

Competition — nickel

The global nickel market is highly competitive. In 2006, CVRD Inco’s nickel deliveries, including intermediates and purchased nickel, represented an estimated 20% of global demand for primary nickel.

In addition to us, the largest suppliers in the nickel industry, each with its own integrated facilities, including nickel mining, processing, refining and marketing operations, are:

•	MMC Norilsk Nickel (with operations in Russia),

•	BHP Billiton plc (with operations in Australia and Colombia),

•	Xstrata plc (with operations in Canada, Norway and the Dominican Republic), and

•	Jinchuan Nonferrous Metals Corporation (with operations in China).

Including us, these companies accounted for about 59% of global primary nickel production in 2006. In addition to these five industry participants, about 25 other producers in various countries also participate in the nickel industry.

The stainless steel and alloy sectors can satisfy their nickel requirements by choosing secondary nickel instead of primary nickel. The choice between primary and secondary nickel is largely based on their relative prices and availability. In recent years, secondary nickel has accounted for about 44-49% of total nickel used for austenitic stainless steels, and primary nickel has accounted for about 51-56%.

We believe that our key competitive strengths include our long-life mines, which are supported by an industry leading nickel ore reserve base; our low cash costs of production relative to other nickel producers; and technological leadership in nickel exploration, processing technology and specialty products research and development; and our global marketing reach, which directs our products to the applications and geographic regions which offer the highest margins for our products. We also offer sales and technical support to our customers on a global basis.

Copper

Copper operations

We conduct our copper operations in Brazil at the parent company level and in Canada through CVRD Inco.

Brazilian copper operations

Our Sossego copper mine is in Carajás, in the Brazilian state of Pará. The Sossego mine has two main copper ore bodies, Sossego and Sequeirinho. The copper ore is mined by open-pit method and the run-of-mine ore is processed by means of standard primary crushing and conveying, SAG milling (a semi-autogenous mill which uses a large rotating drum filled with ore, water and steel grinding balls which transforms the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.

Projected annual operating capacity is 15 million metric tons of run-of-mine ore, to produce an average of 140,000 metric tons of copper contained in concentrate (30% grade). The ramp-up process was completed in 2006. The concentrate is trucked to a storage terminal in Parauapebas and then transported via the Carajás railroad to the Ponta da Madeira maritime terminal in São Luís, in the Brazilian state of Maranhão.

We have constructed an 85-kilometer road to link Sossego to the Carajás air and rail facilities and a power line that allows us to purchase electrical power at market rates. We have a long-term energy supply contract with Eletronorte, which sells us energy from the Tucuruí hydroelectric power plant located on the Tocantins River.

We are constructing a semi-industrial scale plant for copper processing, Usina Hidrometalúrgica de Carajás — UHC, that is designed to produce copper cathode using the hydro-metallurgical technology process route. We will use Sossego copper concentrate to feed this plant, which is located at our Sossego mine in Carajás. Operations are scheduled to begin in the third quarter of 2007, with an annual production capacity of 10,000 metric tons of copper. If proven to be efficient, we believe this technology could be used to process the sulphide ore produced by the mines of Carajás region at a very competitive cost.

Canadian copper operations

In Canada, we recover copper in conjunction with our nickel operations, principally in Ontario and Voisey’s Bay. At our Ontario operations, we produce two intermediate copper products: copper concentrate and copper anodes. We expect to increase our production of copper concentrate (and proportionately decrease our production of copper anodes) over time as we streamline our Ontario operations to separate nickel and copper production streams. We also produce a lower-purity refined copper (electrowon copper) in Ontario as by-product of our nickel refining operations. At our Voisey’s Bay operations, we produce copper concentrate. CVRD Inco commenced commercial production of copper concentrate at Voisey’s Bay in September 2005 and sold its first shipment in January 2006.

Copper projects

We are developing the following copper projects in Brazil:

•	Salobo. We own a 100% stake in the Salobo project in Brazil, for which feasibility study was concluded in January 2007. Our Board of Directors has approved an investment in Salobo of US$855 million. However, the start-up of the development of the project is contingent to an appropriate tax structure, which is being currently discussed with government authorities.

•	Project 118. We are developing the 118 copper project, which has an average production capacity of approximately 36,000 metric tons of copper per year, and its estimated total cost is US$232 million. A preliminary license was obtained in April 2006, and key equipment was ordered at the end of 2006. Basic engineering for the project has been concluded. Project 118 is scheduled to begin operations in the first half of 2009, but we are still awaiting the grant of a license without which construction cannot begin. Therefore, the timing of start-up could be revised. In 2005, in accordance with the Mineral Risk Contract, we entered into a specific agreement with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, which establishes that CVRD shall pay to BNDES a specified percentage of Project 118’s net revenues that will vary in accordance with copper market prices.

Copper production and reserves

The following table shows copper production and reserves data for the periods indicated.

		Projected				Proven and Probable Reserves as of December 31,
	Operating	Exhaustion	Production for the Year Ended December 31,				2005		2006
	Since	Date	2004	2005	2006	Type	Ore tonnage	Grade	Ore tonnage	Grade
			(Thousand metric tons)				(Million	(%)	(Million	(%)
							metric tons)		metric tons)

Brazilian Operations
Sossego(1)	2004	2021	73	107	117	Open pit	225.1	0.98	214.8	0.97
Salobo(2)	N/A	2030	N/A	N/A	N/A	Open pit	N/A	N/A	385.3	0.83
118(2)	N/A	2022	N/A	N/A	N/A	Open pit	N/A	N/A	77.7	0.87
Canadian Operations
Ontario(3)	1885	2042	124	126	109	Underground	163.0	1.31	175.0	1.27
Manitoba	1960	2017	0	0	1	Underground	25.0	0.13	24.0	0.12
Voisey’s Bay	2005	2019	0	4	28	Open pit	32.0	1.59	31.0	1.53
External(3)	N/A	N/A	0	0	11	N/A	N/A	N/A	N/A	N/A
Total			197	237	267		445.1	1.10	907.8	0.96

(1)	Average metal recovery was 91.7%.

(2)	New project.

(3)	For 2004 and 2005, Ontario-source production includes copper produced from third-party-purchased feeds. For 2006, such “External-source” production is stated as a separate line item.

Changes in Copper Reserves: 2005 versus 2006

•	Reserves at the Sossego complex decreased 4.6%, from 225.1 to 214.8 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, the build-up of buffer run-of-mine stockpiles and a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model, which were partially offset by reclaimed stockpiles.

•	Reserves at our Ontario operations increased 7%, from 163 to 175 million metric tons, after mining depletion in 2006, as a result of exploration additions and mine plan re-evaluation due to increased metal values. Copper grades declined by approximately 3%, reflecting additions of lower grade material in the mine plan that had previously been considered marginal.

•	Reserves at our Manitoba operations decreased 5%, from 25.0 to 24.0 million metric tons, primarily reflecting mining depletion in 2006, which was partially offset by ore reserve additions due to exploration and mine plan re-evaluation. Copper grade declined by less than 1%.

•	Reserves at our Voisey’s Bay operations decreased from 32 to 31 million metric tons, primarily reflecting mining depletion in 2006, which was partially offset by a reduction in the cut-off grade. The reduction in the cut-off grade also contributed to a 3% decline in copper grade.

Customers and sales — copper

In June 2005, Inco (now CVRD Inco) entered into a long-term agreement with Noranda Inc. (now Xstrata Copper Canada, or “Xstrata”) under which Inco agreed to sell to Xstrata about 115,000 metric tons of copper in anode form each year for a period of 10 years beginning January 1, 2006 (the “Anode Agreement”). In addition, in August 2006, Inco entered into an interim agreement with Falconbridge Limited (now Xstrata) for the sale to Xstrata of approximately 150,000 metric tons of copper concentrate (containing about 46,500 metric tons of copper) each year for a term ending on the same date as the Anode Agreement. The parties are currently working towards replacing this interim agreement with a formal agreement. The sale of copper concentrate to Xstrata under this agreement reduces the quantity of copper anodes sold to Xstrata under the Anode Agreement by about 30%, with the total annual quantity of contained copper sold to Xstrata remaining fixed at approximately 115,000 metric tons per year for the term of these two agreements. Copper in concentrate from Voisey’s Bay is sold under long-term contracts to customers in Europe. Electrowon copper from Ontario is sold to a single customer in the United States.

PGMs and other precious metals

We recover significant quantities of platinum-group metals, as well as small quantities of gold and silver, as by-products of our Canadian nickel operations. We operate a precious metals upgrading facility at Port Colborne, Ontario, Canada, which produces PGMs, gold and silver intermediate products.

We refine our PGM intermediate products, as well as third-party-purchased and toll-refined materials, at our refinery in Acton, England. In 2006, about 29% of our PGM production was supplied by concentrates from our Canadian operations, while about 71% was supplied by third-party feeds (including purchased and toll-refined materials). CVRD Inco’s global marketing department sells our own PGMs and other precious metals, as well as third-party toll-refined products on a sales agency basis.

PGMs and precious metal production and reserves

The table below shows production and reserve data for PGMs and other precious metals produced at our Canadian operations.

			Production for			Proven and Probable Reserves as of December 31,
		Projected	the Year Ended				2005		2006
	Operating	Exhaustion	December 31,				Ore		Ore
	Since(1)	Date	2004	2005	2006	Type	Tonnage	Grade	Tonnage	Grade
			(Thousand troy ounces)				(Million	(Grams per	(Million metric	(Grams per
							metric tons)	metric ton)	tons)	metric ton)

Platinum	1885	2042	184	174	153	Underground	163	0.8	175	0.8
Palladium	1885	2042	223	222	209	Underground	163	0.8	175	0.8
Gold	1885	2042	81	81	78	Underground	163	0.3	175	0.3

(1)	Source of ore is Ontario operations and excludes third-party purchased or toll-refined materials.

Changes in PGM reserves: 2005 versus 2006

Our reserve estimates of platinum, palladium and gold are based on estimated amounts of these metals contained in extracted nickel ore. For a description of changes in nickel reserves between 2005 and 2006, see — Nickel — Nickel production and reserves — Changes in Nickel Reserves: 2005 versus 2006. We do not have the drill hole assays data required to update our estimate of their grades. As a result, no change has occurred in the reserve grade for these metals.

Other products

Kaolin

We conduct our kaolin business through our subsidiaries, CADAM S.A. (“CADAM”) and Pará Pigmentos S.A. (“PPSA”). We hold 82.04% of PPSA total capital and 61.48% of CADAM’s total capital. These companies produce kaolin for paper coating and conduct research and development in other uses for kaolin products to create a more diversified portfolio.

PPSA’s open-pit Rio Capim mine and beneficiation plant are located in Ipixuna, in the Brazilian state of Pará. These operations are linked to the land and port facilities in Barcarena, also in the Brazilian state of Pará, via a 180-km pipeline. The beneficiated kaolin is pumped through a slurry pipeline. PPSA produces the following products: Century, Century S, Paraprint, Paraplate and Paralux. They are sold mainly in the European, Asian and North American markets.

CADAM is located on the border of the Brazilian states of Pará and Amapá, in the Amazon area in northern Brazil. CADAM’s reserves are principally concentrated in the open-pit Morro do Felipe mine, in Mazagão, in the Brazilian state of Amapá. The beneficiation plant and private port are situated on the west bank of the Jari River, in Munguba, in the Brazilian state of Pará.

The table below sets forth information regarding our kaolin ore mines and kaolin ore production for the periods indicated.

			Production for		Proven and Probable Reserves as of December 31,(1)
		Projected	the Year Ended			2005		2006
	Began	Exhaustion	December 31,			Ore		Ore
	Operations	Date	2005	2006	Type	Tonnage	Grade	Tonnage	Grade
			(Thousand			(Million	Brightness	(Million	Brightness
			metric tons)			metric tons)	(%)	metric tons)	(%)

Morro do Felipe(2)	1976	2013	701.0	755.0	Open Pit	36.7	86.7	35.4	86.7
Rio Capim(3)	1996	2008	517.0	597.0	Open Pit	33.5	82.8	31.6	82.8

Total			1,218	1,352		70.2	—	67.0	—

(1)	Expressed as dry “in situ” ore metric tons.

(2)	Owned by CADAM.

(3)	Owned by PPSA. Average recovery of Century product is 55% of the ore metric tons.

Changes in kaolin reserves: 2005 versus 2006

•	Reserves at the Morro do Felipe mine decreased from 36.7 to 35.4 million metric tons, primarily reflecting mining depletion in 2006 and, to a lesser extent, a reduction in estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

Reserves at the Rio Capim mine decreased from 33.5 to 31.6 million metric tons, primarily reflecting mining depletion in 2006, the build-up of buffer run-of-mine stockpiles and a reduction in our reserves estimates to reflect differences between actual recoveries and amounts predicted by our reserves model.

Potash

We conduct our potash operations at the parent company level. We lease a potash mine (the Taquari-Vassouras mine) in Rosario do Catete, in the Brazilian state of Sergipe, from Petrobras — Petróleo Brasileiro S.A. (Petrobras), a Brazilian state-owned oil company. The lease was signed in 1991, but was effective from 1992 for a period of 25 years, and is renewable for another 25 years. The mine is the only potash mine in Brazil and has a current nominal capacity of 850,000 metric tons per year. Taquari-Vassouras is an underground mine. All sales from the Taquari-Vassouras mine are to the Brazilian market.

The table below sets forth information regarding reserves and production at the Taquari-Vassouras mine for the periods indicated.

				Production for			Proven and Probable Reserves as of December 31,
			Projected	the Year Ended				2005		2006
	Leased		Exhaustion	December 31,				Ore		Ore
	Since		Date	2004	2005	2006	Type	Tonnage	Grade	Tonnage	Grade
				(Thousand				(Million	(%)	(Million	(%)
				metric tons)				metric tons)		metric tons)

Taquari-Vassouras(1)	1992	(2)	2012	638.0	641.0	731.0	Underground	19.2	31.0	16.6	31.0

(1)	Average mining extraction was 46% of the “in situ” ore and average mass recovery was 87.5%.

(2)	The mine began operations in 1986.

Potash reserves at our Taquari-Vassouras mine decreased from 19.2 to 16.6 million metric tons, primarily reflecting mining depletion in 2006.

Cobalt

We recover significant quantities of cobalt as a by-product of our Canadian nickel operations and our reserve figures are based on estimated amounts of cobalt contained in extracted nickel ore.

In 2006, we produced 1,245 metric tons of refined cobalt metal at our cobalt refinery in Port Colborne, Ontario, Canada and 465 metric tons of cobalt hydrate at our nickel operations in Thompson, in the Canadian Province of Manitoba. Our remaining cobalt production consisted of 357 metric tons of cobalt contained in intermediate products (such as nickel concentrates).

Cobalt metal is used in the production of various alloys, particularly for aerospace applications, as well as the manufacture of cobalt-based chemicals. We sell our cobalt metal on a global basis. Our cobalt metal is of a very high purity (99.8%), which commands a premium in the market.

Cobalt hydrate is used by chemical producers to make cobalt-based chemicals. Our cobalt metal production is sold to a single customer, for use at its facilities in Europe and the United States. We expect to increase our production of cobalt when we complete our Goro and Vermelho nickel development projects, as the nickel laterite ore in these locations contains significant co-deposits of cobalt.

The table below sets forth information on our cobalt production and reserves.

			Production for			Proven and Probable Reserves as of December 31,(1)
		Projected	the Year Ended				2005		2006
	Operating	Exhaustion	December 31				Ore		Ore
	Since	Date	2004	2005	2006	Type	Tonnage	Grade	Tonnage	Grade
			(Thousand				(Million	(%)	(Million	(%)
			metric tons)				metric tons)		metric tons)

Ontario(2)	1885	2042	1,368	1,378	665	Underground	163	0.04	175	0.04
Manitoba	1960	2019	213	282	411	Underground	N/A	N/A	N/A	N/A
Voisey’s Bay	2005	2019	N/A	N/A	680	Open pit	32	0.14	31	0.13
External(2)	N/A	N/A	—	—	221	N/A	N/A	N/A	N/A	N/A
Goro Project(3)(4)(5)	N/A	2036	N/A	N/A	N/A	Open pit	120	0.11	120	0.11
Vermelho Project(6)	N/A	2050	N/A	N/A	N/A	Open pit	N/A	N/A	245	0.04
Total			1,581	1,660	1,977		315	0.08	572	0.06

(1)	Ore reserves listed are totals for the operation and projects indicated and assume that we own, or have all of the necessary rights to mine, extract and process, all of such ore reserves and, accordingly, are not based upon our ownership interest in the operation or project or properties. Ore reserves are of in-place material after adjustment for mining dilution and mining (or screening in the case of PT Inco) recoveries. However, no adjustments have been made for metal losses due to processing.

(2)	For 2004 and 2005, Ontario-sourced production includes cobalt produced from third-party purchased feeds. For 2006, such “External-source” production is stated as a separate line item and does not include third-party tolling of third-party purchased feeds.

(3)	We have rights to other properties in New Caledonia and in certain other locations, which have not yet been fully explored.

(4)	We have a 74% interest in the Goro Project through CVRD Inco.

(5)	Completion of comprehensive project reviews, governmental or regulatory permitting and other approvals and/or significant capital expenditures would be required before operations could commence at this project.

(6)	New project. Reserve estimates are reported for “in situ” metric tons and grades, without adjustment.

Changes in cobalt ore reserves: 2005 versus 2006

•	Reserves at our Ontario operations increased 7%, from 163 to 175 million metric tons, after mining depletion, as a result of exploration additions and mine plan re-evaluation due to increased metal values.

•	Reserves at our Voisey’s Bay operations decreased by 1.3 million metric tons from 32 to 31 million metric tons due to mining depletion in 2006, which was partially offset by a reduction in the cut-off grade. The reduction in the cut-off grade contributed to a less than 1% decline in cobalt grade.

Coal

In April 2007, we paid US$656 million for the acquisition of 100% of AMCI Holdings Australia Pty (AMCI HA). AMCI HA controls and operates coal assets through unincorporated joint ventures. Its stake is equivalent to nominal production capacity of 8.0 million metric tons of coal (predominantly coking coal) and reserves of 103 million metric tons. AMCI HA had net debt of US$129 million as of April 30, 2007.

We have a 25% equity interest in Henan Longyu Energy Resources Co., Ltd. (Longyu), a joint venture with Yongcheng Coal & Electricity Co., Ltd., one of the largest anthracite producers in China, and Baosteel

International, a subsidiary of the largest steel producer in China. Longyu is located in the Henan Province, China. We invested US$86.3 million for our participation in Longyu, and we have the right to purchase 25% of coal produced by the joint venture.

We have a 25% equity interest in Shandong Yankuang International Coking Company Ltd. (Yankuang), a joint venture with Yankuang Group Co., one of the main Chinese coal producers, and Itochu Corp., one of the leading Japanese trading companies. The Yankuang metallurgical coke plant, which has production capacity of 2 million metric tons of coke per year and 200,000 metric tons of methanol per year, began production in June 2006.

Mineral exploration

Our current mineral exploration efforts focus on copper, nickel, iron ore, manganese, bauxite, coal, uranium, platinum-group metals, potash and phosphates. We are actively exploring in 19 countries, with a large variety of projects. The costs of exploration and feasibility studies are recorded as expenses until the economic viability of mining activities is established (see Note 3 to our financial statements). For 2007, the capital expenditures budget for mineral exploration (included in the research and development budget) is US$120 million. The total research and development budget for 2007 is US$452 million.

Mineral Risk Contract

We and the Brazilian government development bank, BNDES, entered into a contract in March 1997 relating to authorizations for mining exploration. This contract, which we refer to as the Mineral Risk Contract, provides for the joint development of certain unexplored mineral deposits in approximately 2.5 million hectares of land in the Carajás region (which is part of our Northern System), as well as proportional participation in any profits earned from the development of such resources. Iron ore and manganese ore deposits already identified at the time we entered into the Mineral Risk Contract were specifically excluded from the contract. An investment of US$410 million was contemplated in the Mineral Risk Contract, which amount had been invested by July 2006. We are currently negotiating an extension of the Mineral Risk Contract.

Under the Mineral Risk Contract, BNDES has agreed to compensate us for the contribution of some of our existing development and ownership rights in the Carajás region by paying us a royalty on mineral resources that are discovered and placed into production. This royalty is equal to 3.5% of revenues from gold, silver and platinum-group metals and 1.5% of revenues from other minerals for extraction outside the Serra Leste region, and a royalty of 6.5% of revenues from products originating from the Serra Leste region.

Aluminum operations

As of April 30, 2007, we operate our aluminum products businesses through the subsidiaries and joint ventures in the following table:

		Our Direct or Indirect
		Share of Capital
	Business	Voting	Total	Partners
		(%)

Albras-Alumínio Brasileiro S.A. (Albras)	Aluminum	51.00	51.00	Nippon Amazon Aluminum Co., Ltd. — NAAC
Alunorte-Alumina do Norte do Brasil S.A. (Alunorte)(1)	Alumina	61.74	57.03	Companhia Brasileira de Alumínio — CBA JAIC Mitsui Mitsubishi Nippon Amazon Norsk Hydro
Mineração Rio do Norte S.A. (MRN)	Bauxite	40.00	40.00	Abalco Alcoa Alcan Alcoa World Alumina LLC — AWA BHP Billiton Metais Companhia Brasileira de Alumínio — CBA Norsk Hydro
Valesul Aluminio S.A. (Valesul)(2)	Aluminum	100.00	100.00	—

(1)	The percentages reflecting our direct or indirect share of capital for Alunorte refer to paid-in capital.

(2)	In July 2006, we exercised our right of first refusal under the Valesul shareholders’ agreement and acquired BHP Billiton Metais S.A.’s 45.5% interest in Valesul for US$28 million, as a result of which we now own 100% of Valesul’s shares. We began consolidating Valesul in our financial statements in the third quarter of 2006.

These subsidiaries and MRN engage in:

•	mining bauxite,

•	refining bauxite into alumina, and

•	smelting alumina to produce primary aluminum and aluminum alloys.

Bauxite

MRN.  Mineração Rio do Norte S.A. (“MRN”), one of the largest bauxite operations in the world, produces bauxite for sale to our joint venture partners and us. Excess production may be sold to customers. MRN’s production totaled 16.7 million metric tons in 2004, 17.2 million metric tons in 2005, and 17.8 million metric tons in 2006.

MRN operates five open-pit bauxite mines, which produce high quality bauxite. In addition, MRN controls substantial additional high quality bauxite resources that it believes can be produced economically in the future. MRN’s mines are located in the northern region of the Brazilian state of Pará.

MRN operates ore beneficiation facilities at its mines, which are connected by rail to a loading terminal and port facilities on the Trombetas River. The Trombetas River is a tributary of the Amazon River and MRN’s port facilities can handle vessels of up to 60,000 DWT. MRN owns and operates the rail and the port facilities serving its mines. The MRN bauxite mines are accessible by road from the port area and obtain electricity from their own thermoelectric power plant. Our MRN bauxite joint venture produces bauxite for sale on a take-or-pay basis to us and our joint venture partners at a price that is determined by a formula linked to the price of aluminum for three-month contracts in the London Metal Exchange and to the price of alumina sold from Australia. In 2006, our Alunorte alumina subsidiary purchased all of its bauxite requirements from MRN.

The table below sets forth information regarding MRN’s bauxite reserves as of December 31, 2005 and 2006.

		Proven and Probable Reserves as of December 31,(1)
	Projected		2005			2006
MRN	Exhaustion Date	Type	Ore Tonnage	Grade		Ore Tonnage	Grade
			(Million metric tons)	(% Al203)		(Million metric tons)	(% Al203)

Almeidas	2009	Open pit	11.7	51.2		6.7	50.7
Aviso	2012	Open pit	48.2	51.1		40.2	51.1
Bacaba	2009	Open pit	6.2	53.1		6.2	53.1
Saracá V	2010	Open pit	5.7	47.2		4.8	48.1
Saracá W	2015	Open pit	17.1	50.3		15.7	49.3

Total			88.9	50.8	(2)	73.6	50.7

(1)	CVRD’s ownership of MRN’s bauxite reserves is 40%.

(2)	Expressed as dry product metric tons. Recovery of dry product from dry ROM bauxite ranges from 69-82%, depending on the deposit, with a weighted average of 74%.

MRN’s bauxite reserve decreased from 11.7 to 6.7 million metric tons, primarily reflecting mining depletion in 2006.

Paragominas mine.  We hold active mining rights in the Paragominas region of the Brazilian state of Pará, where a new wholly-owned bauxite mine was commissioned in the first quarter of 2007 to supply Alunorte’s new expansion with 5.4 million metric tons per year of wet 12% moisture bauxite. The bauxite quality will be similar to MRN’s, and the project will use the strip mining method of extraction, and have a beneficiation plant including milling and a 244-kilometer long slurry pipeline. Total capital expenditures on this project was US$352 million. Our Board of Directors has approved a further expansion at Paragominas, which will require an additional investment of US$196 million to produce an additional 4.5 million metric tons. After the conclusion of the expansion, we expect the Paragominas mine to achieve a nominal production capacity of 9.9 million metric tons by 2008.

The table below sets forth information regarding Paragominas’ bauxite reserves as of December 31, 2005 and 2006.

	Proven and Probable Reserves as of December 31,(1)
	2005		2006
	Ore Tonnage	Grade	Ore Tonnage	Grade
	(Million metric tons)	(% Al203)	(Million metric tons)	(% Al203)

Miltonia 3	204.9	49.4	204.8	49.4
Miltonia 5	98.6	47.3	98.6	47.3

Total	303.5	48.7	303.6	48.7

(1)	Expressed as dry product metric tons. Planned product recovery is an average of 70% of the dry ROM metric tons.

There was no production at Paragominas mines in 2006. Consequently 2005 reserve estimates were not adjusted and remained the same for 2006.

Alumina

Alunorte produces alumina by refining bauxite supplied by MRN. The Alunorte plant concluded its first expansion of capacity (stage 3) in 2003 and its second expansion (stages 4 and 5) in the first quarter of 2006, reaching a nominal production capacity of 4.4 million metric tons of alumina per year and becoming the largest alumina refinery in the world. Alunorte sells alumina to Albras, Valesul and unaffiliated customers. The Alunorte plant is located in the city of Barcarena, in the Brazilian state of Pará, next to Albras’ aluminum production facilities. This allows Alunorte and its principal customer, Albras, to share infrastructure and other resources. This refinery has one of the lowest conversion costs in the world (US$98.85 per metric ton in 2006).

Each Alunorte partner must purchase on a take-or-pay basis all alumina produced by Alunorte in proportion to its respective interest. The partners each pay the same price, which is determined by a formula based on the price of aluminum for three-month contracts on the London Metal Exchange. Alunorte produced 3.939 million metric tons in 2006, 2.570 million metric tons in 2005 and 2.548 million metric tons in 2004.

A US$846 million expansion at Alunorte is in progress, which will increase refinery production capacity to 6.26 million metric tons of alumina per year, and is expected to be completed in mid-2008.

Aluminum

Albras and Valesul each produce aluminum using alumina provided by Alunorte. Alunorte supplied 100% of Albras’ alumina requirements and 50% of Valesul’s alumina requirements in 2006. Albras produces pure metal ingots and Valesul produces foundry alloy ingots and billets. Aluminum is produced from alumina by means of a continuous electro-chemical process, which requires substantial amounts of electricity.

Albras.  The Albras plant, located at Barcarena, in the Brazilian state of Pará, started operations in 1985 and is one of the largest aluminum plants in the Americas, with a nominal capacity of 445,000 metric tons per year. Albras produced 456, 446 and 435 thousand metric tons of aluminum ingots in 2006, 2005, 2004, respectively.

The Albras partners must purchase on a take-or-pay basis all aluminum produced by Albras in proportion to their ownership interests. We generally market our aluminum in the global markets to clients in the aluminum industry.

Albras purchases electric power from Eletronorte, a state-owned electric power utility. Eletronorte generates electricity at the Tucuruí hydroelectric power plant located on the Tocantins River. This plant is the sole source of electrical power in the region in the quantities required for Albras’ operations. Albras consumes approximately one-quarter of the non-peak period output of the Tucuruí plant.

In May 2004, Albras successfully executed an auction to purchase electricity for a 20-year period. This agreement became effective beginning June 2004. The basic purchase price is R$53.00 per MWh, indexed to the general market price index, IGP-M, as calculated by Fundação Getúlio Vargas, a Brazilian economic research institute. In addition to the basic price, a premium is paid that is linked to the amount by which the price of primary aluminum exceeds US$1,450.00 per metric ton on the London Metal Exchange. See Item 4. Information on the company — Regulatory matters — Energy.

Valesul.  Valesul operates a plant located in the Brazilian state of Rio de Janeiro with a nominal capacity of 95,000 metric tons per year. Valesul produces primary aluminum and aluminum alloys in the form of ingots and billets. Valesul’s aluminum products are sold primarily in the Brazilian market on a spot basis. Valesul produced 95, 93 and 96 thousand metric tons of aluminum and aluminum alloys and recycled 13, 11 and 14 thousand metric tons of third-party aluminum scrap in 2006, 2005, 2004, respectively.

Valesul currently obtains a portion of its electrical energy requirements from four wholly-owned small hydroelectric power plants located in the Brazilian state of Minas Gerais, a portion from the Machadinho hydroelectric power plant, in the Brazilian state of Santa Catarina, in which Valesul has a share of 7.28%, and the remainder from a third-party power company at market rates. Valesul is able to supply 40% of its own energy requirements. Valesul is engaged in litigation regarding the prices charged by the electricity company of the State of Rio de Janeiro (Light — Serviços de Eletricidade S.A.) for the transmission of electricity. See Item 8. Financial information — Legal proceedings.

Competition — bauxite, alumina and aluminum

The global aluminum market is highly competitive. The world’s largest producers are Alcoa, Rusal, Alcan, Norsk Hydro, BHP Billiton and Chalco. The alumina and bauxite markets are also competitive, but are much smaller, because many of the major aluminum-producing companies have integrated bauxite, alumina and aluminum operations.

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

Alumina.  Competition in the alumina market is based primarily on quality, reliability of supply and price, which is directly related to lower costs. We believe that Alunorte is competitive in the alumina market because of the high quality of its alumina, its advantages in scale and technology, low conversion cost, its efficient port facilities, and the ongoing commitment of its shareholders to purchase a substantial portion of its annual production. We use a portion of our share of Alunorte’s alumina production to supply the Brazilian market (Albras and Valesul), and sell the remainder to customers in other countries, such as Canada, Argentina, Norway and China.

Aluminum.  As primary aluminum is a commodity, competition in the aluminum market is based primarily on the economics of transportation and the costs of production. We believe that Albras is competitive in the aluminum market because of its relatively efficient and accessible port facilities, and its generally prevailing lower costs of production. We generally sell aluminum to customers in Asia and Europe.

Logistics

Our logistics business comprises the transportation of customers’ products and passengers. We conduct this business at the parent-company level, through subsidiaries and through joint ventures.

We have the following logistics businesses at the parent-company level:

•	Railroads: Vitória a Minas and Carajás;

•	A port complex: Tubarão;

•	Maritime terminals: Inácio Barbosa and Ponta da Madeira.

Our subsidiaries conduct the following logistics activities:

•	Operation of railroads (Ferrovia Centro-Atlântica S.A., or FCA);

•	Operation of ports and maritime terminals (Cia. Portuária Baía de Sepetiba, or CPBS, and Terminal de Vila Velha S.A., or TVV);

•	Shipping activities (Log-In Logística Intermodal S.A., or Log-In, previously Navegação Vale do Rio Doce, or Docenave, and DCNDB Overseas S.A., or DCNDB).

We also hold, directly and indirectly, 37.2% of the voting capital and 40.5% of the total capital in MRS Logística S.A., a railroad joint venture with Brazilian steel manufacturers.

Railroads

Vitória a Minas railroad.  The Vitória a Minas railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais with the Tubarão Port, in Vitória, in the Brazilian state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The Vitória a Minas railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located in this area and major agricultural regions are also accessible to it. The Vitória a Minas railroad has a daily capacity of 312,000 metric tons of iron ore. In 2006, the Vitória a Minas railroad carried a total of 71.7 billion ntk of iron ore and other cargo, of which 17.7 billion ntk, or 25%, consisted of cargo transported for customers, including iron ore for Brazilian customers. The Vitória a Minas railroad also carried approximately 1.1 million passengers in 2006.

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

We charge market rates for customer freight, including pellets originating from joint ventures and other enterprises in which we do not have a 100% equity interest. Market rates vary based on the distance traveled, the type of product transported and the weight of the freight in question, and are regulated by the Brazilian transportation regulatory agency (Agência Nacional de Transportes Terrestres, or ANTT).

Carajás railroad.  We operate the Carajás railroad under a 30-year renewable concession, which expires in 2027. This railroad, located in the Northern System, starts at our Carajás iron ore mine in the Brazilian state of Pará, and extends 892 kilometers to our Ponta da Madeira maritime terminal complex facilities located near the São Luís Port in the Brazilian state of Maranhão. The Carajás railroad consists of one line of track, with spur tracks and turnouts to permit the passage of trains in opposite directions. The Carajás railroad has a daily capacity of 255,000 metric tons of iron ore. In 2006, the Carajás railroad carried a total of 78.0 billion ntk of iron ore and other cargo (of which 7.0 billion ntk, or 9% consisted of cargo transported for customers, including iron ore for Brazilian customers). The Carajás railroad also carried approximately 372 thousand passengers in 2006. The main cargo of the Carajás railroad consists of iron ore, principally carried for us. In 2007, we also intend to begin operations of the largest capacity train in Latin America. This train will have 340 cars, measure 3.2 kilometers and weigh 37,900 gross metric tons when loaded.

Ferrovia Centro-Atlântica.  Our subsidiary FCA operates the central-east regional railway network of the Brazilian national railway system under a 30-year renewable concession, which expires in 2026. The central east network contains approximately 7,000 kilometers of track extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro and Goiás and Brasília, the Federal District, Brazil. It connects with our Vitória a Minas railroad near the cities of Belo Horizonte, in the Brazilian state of Minas Gerais and

Vitória, in the Brazilian state of Espírito Santo. FCA operates on the same track gauge as our Vitória a Minas railroad and provides access to the Santos Port in the Brazilian state of São Paulo. In 2006, the FCA railroad transported a total of 10.8 billion ntk of cargo for clients.

MRS railroad.  We own, directly and indirectly, 37.2% of the voting capital and 40.5% of the total capital of the company that operates the MRS railroad. MRS, which transported 113 million metric tons in 2006, is 1,674-kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. It is operated under a 30-year renewable concession granted in 1996.

As a result of our acquisitions of CAEMI and Ferteco, our current participation in the voting capital of MRS is higher than the limit of 20% imposed at the time of the bid for the MRS railroad concession. We are currently challenging a decision by the Brazilian antitrust authority requiring us to restructure our equity stake in MRS as a condition to its approval of other transactions we have completed. See Item 3. Risk factors — Risks related to our nusiness — We are involved in ongoing antitrust proceedings that could result in divestitures, fines or other restrictions that could harm our business and Item 8. Financial information — Legal proceedings.

In April 2006, the Brazilian agency that regulates ground transportation, or ANTT (Agência Nacional de Transportes Terrestres), published a resolution requiring us to: (i) sell those common shares we hold in MRS as a result of our acquisition and consolidation of Ferteco which are covered by the MRS Shareholders’ Agreement; or (ii) (a) cause the shareholders of MRS to approve certain changes in the capital structure of MRS, or (b) waive our voting and veto rights specifically in connection with the MRS shares we hold as a result of our acquisition and consolidation of Ferteco. In May 2006, we informed ANTT of our decision to waive our voting and veto rights with respect to such MRS shares, which represent 10.9% of the total capital stock and 19.3% of voting capital stock of MRS and ANTT approved our election and suspended its recommendation to consolidate our MRS shareholdings pending the outcome of the CADE proceeding. See Item 4. Information on the company — Regulatory matters — Railroads and Item 8. Financial information — Legal proceedings.

Ports and maritime terminals

We operate ports and terminals principally as a means to complete the distribution of our iron ore and pellets to seaborne vessels serving the export seaborne market. See Item 4. Information on the Company — Lines of business — Mining — Ferrous minerals — Pellets — Distribution — iron ore and pellets. We also use our ports and terminals to handle third-party cargo. In 2006, 15% of the cargo handled by our ports and terminals represented cargo handled for third parties.

Tubarão Port.  The Tubarão Port, which covers an estimated area of 18 square kilometers, is located near the Vitória Port in the Brazilian state of Espírito Santo. The iron ore maritime terminal located in this area has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 365,000 DWT at a time, limited at 20 meters draft plus tide. In Pier I there are two ship loaders, which can load up to a combined total of 14,000 metric tons per hour. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour. In 2006, 88.1 million metric tons of iron ore and pellets were shipped through the terminal for us. Praia Mole Terminal, also located in the Tubarão Port, is principally a coal terminal and handled 10.9 million metric tons in 2006. We operate a grain terminal called Terminal de Produtos Diversos, in the Tubarão area, which handled 4.8 million metric tons of grains and fertilizers in 2006. We also operate a bulk liquid terminal that handled 1.2 million metric tons in 2006.

Vitória Port.  CVRD operated the Paul Terminal, located near the Vitória Port in the Brazilian state of Espírito Santo, which specializes in the handling of pig iron. This terminal has one pier that can accommodate one vessel up to 75,000 DWT, which can load up to 900 tons per hour. The Paul Terminal handled 1.7 million metric tons of pig iron in 2006.

The lease for the terminal expired in February 2007, and the lessor, CODESA (Companhia Docas do Espírito Santos, a state-owned company), has postponed for over two years the bidding process for the right to operate the terminal. At the request of the labor union SINDIFER (Sindicato dos Ferroviários do Espírito Santo/Minas Gerais), the Federal Courts in the state of Espírito Santo granted an order under which CVRD operated the terminal from February 2007 until April 2007, and CVRD no longer operates it. CVRD subsequently entered into equipment leasing contracts with SINDIFER for a period of 180 days, with the possibility of sale to SINDIFER, CODESA or the new port operator.

Ponta da Madeira maritime terminal.  The Ponta da Madeira maritime terminal is located near the Itaqui Port in the Brazilian state of Maranhão. The terminal facilities can accommodate three vessels. Pier I can accommodate vessels displacing up to 420,000 DWT. Pier II can accommodate vessels of up to 155,000 DWT. The two berths have a maximum loading rate of 16,000 tons per hour at Pier I and 8,000 tons per hour at Pier II. In February 2004, Pier III began operations. Pier III has two berths, can accommodate vessels of up to 220,000 DWT and has a maximum loading rate of 8,000 metric tons per hour in each berth.

Cargo shipped through our Ponta da Madeira maritime terminal consists principally of our own iron ore production. Other cargo includes manganese ore and copper concentrate produced by us and pig iron and soybeans for third parties. In 2006, 77.0 million metric tons were handled through the terminal for us and 4.7 million metric tons for customers.

Inácio Barbosa maritime terminal (TMIB).  Since November 1994, CVRD has operated the Inácio Barbosa maritime terminal located in the Brazilian state of Sergipe. This terminal was built by Petrobras — Petróleo Brasileiro S.A. and transferred to Sergiportos, a state-owned company. In December 2002, Petrobras took over control of the Inácio Barbosa maritime terminal in exchange for the cancellation of a liability of the Brazilian state of Sergipe. CVRD and Petrobras entered into an agreement in December 2002, which allows CVRD to run this terminal for a period of 10 years ending in December 2012. In 2006, 1,000 metric tons of fuel and agricultural and steel products were shipped through the Inácio Barbosa maritime terminal.

Terminal de Vila Velha S.A. (TVV).  In May 1998, we entered into a 25-year lease for the Capuaba maritime terminal in Vitória, in the Brazilian state of Espírito Santo. To run this terminal CVRD established Terminal de Vila Velha S.A. (TVV). TVV is a terminal for loading and unloading of containers, in addition to being an alternative for general cargo and automobile operations in Southeast and Midwest Brazil. It is connected to the Vitória a Minas railroad and with easy access to the BR101 and BR262 highways. The terminal is formed by berths 203 and 204 at the Capuaba Quay and has a 450-meter berth area and retro-area measuring nearly 100,000 square meters. It has a covered storage area measuring 13,300 square meters and a yard with capacity for 3,300 containers. TVV is equipped with two quays cranes, two portainers and four transtainers. In 2006, 184.9 thousand containers and 500 metric tons of general cargo were shipped through TVV. CVRD has transferred its shares in TVV to Log-In, which holds assets related to container-based logistics services businesses.

Cia. Portuária Baía de Sepetiba (CPBS) — Itaguaí maritime terminal, CPBS is a wholly-owned subsidiary that operates the Itaguaí terminal, in the Sepetiba Port, in the Brazilian state of Rio de Janeiro. Itaguaí’s maritime terminal has a pier that allows the loading of ships up to 18.1 meters and up to 230,000 DWT. In 2006, the terminal uploaded approximately 21.8 million metric tons of iron ore.

Guaíba Island maritime terminal.  MBR has its own maritime terminal on Guaíba Island in the Sepetiba Bay, in the Brazilian state of Rio de Janeiro. The iron ore terminal has a pier that allows the loading of ships of up to 300,000 DWT. In 2006, the terminal uploaded approximately 45.7 million metric tons of iron ore.

Shipping

In December 2006, we reorganized our container-based logistics services business. TVV, Mineração Andirá and the intermodal terminal TERCAM were transferred to Docenave, which later became Log-In. In February 2007, CVRD and Log-In filed with the CVM a request for the registration of a primary and secondary offering to be listed in the Novo Mercado of the São Paulo Stock Exchange (Bovespa).

We operate in three distinct shipping areas: seaborne dry bulk transportation services, coastal shipping liner service and tug boat services. The table below sets forth information on the volume of cargo that our seaborne dry bulk shipping service carried for the periods indicated.

	For the Year Ended December 31,
	2004	2005	2006
	(Thousand metric tons)

Iron ore:
CVRD	5,291	1,981	160
Third party	312	148	148
Coal	306	—	0
Other	830	2,196	2,243

Total	6,739	4,325	2,551

For the transportation of the cargo shown above for 2006, we operated a fleet of bulk vessels, which is comprised of three capesize vessels owned by us and a few other capesize and panamax vessels chartered on a spot basis. Our own capesize vessels have been trading worldwide carrying primarily iron ore. The chartered vessels (two capesize and eight panamax) have been contracted for the transportation of iron ore from Ponta da Madeira maritime terminal, in the Brazilian state of Maranhão, to Praia Mole Terminal, in the Tubarão Port, in the Brazilian state of Espírito Santo.

The coastal shipping liner service is operated by five vessels, chartered on a bare boat basis, which cover the South American east coast from Buenos Aires, in Argentina to Fortaleza, in the Brazilian state of Ceará, in the northeast of Brazil, providing weekly service. This service transported 90,370 twenty-foot equivalent units (teus) in 2006.

We also operate a fleet of 19 tug boats (seven owned and 12 chartered) in the ports of Vitória in the Brazilian state of Espírito Santo, Trombetas in the Brazilian state of Pará, São Luís in the Brazilian state of Maranhão and Aracaju in the Brazilian state of Sergipe.

Competition in the logistics industry.  Our railroads compete with road transport, including trucks, with the main factors being cost, safety and shipping time. We also have many competitors in the coastal shipping liner service.

Investments in steelmaking

We have investments in the following joint ventures in the steel business, as of May 7, 2007.

	Our Direct or Indirect Share
	of Capital(4)			2006
	Voting	Total	Partners	Net Revenues	Principal Products
	(%)		(US$ million)

CSI (California, United States)	50	50	JFE Steel	1,358	Hot-rolled steel; cold-rolled steel; galvanized steel; steel tubes
Siderar (Argentina)(1)	0	0	Ternium Employees	1,658	Hot-rolled, cold-rolled, hot dip galvanized, sheet products
Ferro Gusa Carajás (Brazil)(2)	100	100	—	55	Pig iron

Usiminas (Brazil)(3)	6	3	Nippon Usiminas Previ Caixa dos Empregados da Usiminas Others	5,703	Hot-rolled steel; cold-rolled steel; heavy steel plates; electro galvanized steel

(1)	We sold our 4.85% interest in Siderar in December 2006.

(2)	In March 2007, we acquired Nucor’s 18% interest in Ferro Gusa Carajás for US$20 million, as a result of which we now own 100% of Ferro Gusa.

(3)	In November, we sold 5% of our voting shares and 2% of our total shares. As of December 2006, we had 18% of the voting capital and 9% of the total capital. In May, we sold 12% of our voting shares and 6% of our total shares, and we plan to sell a further 36,691 shares that were not sold pursuant to the overallotment option in the registered public offering of Usiminas shares concluded in May 2007.

(4)	We owned 4,740,925 shares of Gerdau S.A. until the end of the first half of 2006. Since our holdings represented only 0.7% of its total capital stock, Gerdau was not included in our financial results. We sold all of our shares of Gerdau S.A. in the second half of 2006.

The market value of our investments in Usiminas, which is a publicly traded company, was US$844 million at December 31, 2006. The net book value of this investment was US$744 million at December 31, 2006. We earned US$48 million in dividends from this investment in 2006. In November 2006, we sold a total of 5,362,928 common shares of Usiminas to Nippon Steel, Votorantim Participações S.A. and Camargo Correa S.A. for US$176 million. We applied the net proceeds from the sale of our Usiminas shares to reduce principal amounts payable under our senior acquisition facility.

We entered into a shareholders’ agreement with the other members of Usiminas’ control group, under which (i) we will retain 6,608,608 common shares, and (ii) the Usiminas controlling shareholders will conduct a feasibility study regarding a potential investment by Usiminas in the construction of a steel slab plant. In March 2007, we filed with the CVM an application for the registration of a public offering of our Usiminas’ shares not subject to the shareholders’ agreement. In May 2007, we sold in a public offering registered with the CVM 13,802,499 Usiminas shares and received total proceeds of US$728 million. In connection with the offering, we entered into a lockup agreement for a period of 90 days from April 25, 2007. After the lockup period expires or is waived, we intend to sell 36,691 additional shares that were not sold pursuant to the offering’s overallotment option.

We also operate an environmentally-friendly pig iron project in northern Brazil, through our subsidiary, Ferro Gusa Carajás S.A. (“Ferro-Gusa”). Ferro-Gusa was operated as a joint venture with Nucor Corporation (“Nucor”) until March 27, 2007, when we acquired Nucor’s entire interest (18%) in Ferro-Gusa for US$20 million. Ferro-Gusa utilizes two conventional mini-blast furnaces to produce approximately 400,000 metric tons of pig iron per year, using iron ore from our Carajás mines in Northern Brazil. The charcoal source is exclusively from eucalyptus trees grown in a cultivated forest of 82,000 acres, with the total project encompassing approximately 200,000 acres.

Energy

Brazil

Energy management and efficient supply in Brazil are priorities for us, driven by the uncertainties associated with changes in the regulatory framework, and the risk of rising electricity prices and electrical energy shortages, such as the one Brazil experienced in the second half of 2001. We perceived favorable investment opportunities in the Brazilian electricity sector and took advantage of them by investing in eight hydroelectric power generation projects in Brazil. See Note 12 to the consolidated financial statements. We plan to use the electricity produced by these projects for our internal needs. We may experience construction delays in certain generation projects due to environmental and regulatory issues, which may lead to higher costs. As a large consumer of electricity, we expect that investing in power projects will help to reduce costs and protect us against energy price volatility.

We currently have seven hydroelectric power plants in operation and one under construction in Brazil. We also hold 43.85% of a consortium that has a concession to build the Santa Isabel hydroelectric power plant at the Araguaia River, Brazil. In 2006, we continued our efforts to return the concessions for the Santa Isabel hydroelectric project to the Brazilian electricity regulatory agency (ANEEL) due to difficulties in obtaining the necessary environmental license to begin its construction. In addition, some of our affiliates generate part of their own electric energy.

The Capim Branco I began commercial operations in February 2006. Capim Branco II began operations in the first quarter of 2007, contributing to supply a portion of our electricity consumption needs in southeastern Brazil.

Valesul currently obtains a portion of its electrical energy requirements from four wholly-owned small hydroelectric power plants located in the Brazilian state of Minas Gerais, a portion from the Machadinho hydroelectric power plant, in the Brazilian state of Santa Catarina, in which Valesul has a share of 7.28%, and the remainder from a third-party power company at market rates. Valesul is able to supply 40% of its own energy requirements. Valesul is engaged in litigation regarding the rates that Light — Serviços de Eletricidade S.A., or Light, charges Valesul for the transmission of electricity. See Item 8. Financial information — Legal proceedings.

Canada

Energy requirements for production from our Canadian sulphide ores are generally only about one-fifth of the energy required to process lateritic ores. In addition, low-cost energy is available from our hydroelectric facilities in Ontario and from purchased hydroelectric power at our Manitoba operations. In 2006, our hydroelectric facilities in Ontario generated approximately 19% of our Ontario operations’ electricity requirements.

Indonesia

Nickel production is energy-intensive, and energy costs are a significant component of our nickel production costs, especially for the processing of lateritic ores at our PT Inco operations in Indonesia.

Virtually all of PT Inco’s electric furnace power requirements are supplied at low-cost by its hydroelectric generating facilities on the upper Larona River, generating an average of 165 megawatts, and its facilities near the village of Balambano which began operation in 2000, generating an average of 110 megawatts.

PT Inco announced plans in 2004 to construct a third dam on the Larona River near the village of Karebbe. The new dam is the first stage of a multi-year capital program aimed at raising PT Inco’s annual production by 25% to about 90 thousand metric tons of nickel-in-matte by 2010. The new dam is expected to increase PT Inco’s hydroelectric generating capacity by an average of 90 megawatts annually. In January 2006, PT Inco temporarily suspended groundwork at the new dam site, pending the receipt of a required permit issued by the Minister of Forestry on terms acceptable to PT Inco. While we are optimistic that we will receive the necessary approvals to continue the groundwork, any delay will affect the overall project timing and PT Inco’s ability to reach the annual 90 thousand metric tons of nickel-in-matte production by 2010 and increase PT Inco’s production costs.

REGULATORY MATTERS

Mining

Brazil

Under the Brazilian Constitution, all mineral resources in Brazil belong to the Brazilian government. The Brazilian Constitution requires that mining companies incorporate in accordance with Brazilian law.

The Brazilian Constitution and Mining Code impose on mining companies various regulatory restrictions relating to, among other things:

•	the manner in which mineral deposits are exploited,

•	the health and safety of workers and the safety of residential areas located near mining operations,

•	the protection and restoration of the environment,

•	the prevention of pollution, and

•	the promotion of local communities where mines are located.

Mining companies in Brazil can only prospect and mine for mineral resources pursuant to prospecting authorizations or mining concessions granted by the National Mineral Production Department (Departamento Nacional de Produção Mineral), or DNPM, an agency of the Ministry of Mines and Energy of the Brazilian government. DNPM grants prospecting authorizations to a requesting party for an initial period of three years. These authorizations are renewable at DNPM’s discretion for another period of one to three years, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities. On-site prospecting activities must start within 60 days of official publication of the issuance of a prospecting authorization. Upon completion of prospecting activities and geological exploration at the site, the grantee must submit a final report to DNPM. If the geological exploration reveals the existence of a mineral deposit that is economically exploitable, the grantee will have one year (which DNPM may extend) from approval of the report by DNPM to apply for a mining concession or to transfer its right to apply for a mining concession to a third party. When a mining concession is granted, the holder of the concession must begin on-site mining activities within six months. DNPM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit. Extracted minerals that are specified in the concession belong to the holder of the concession. With the prior approval of DNPM, the holder of a mining concession can transfer it to a third party that is qualified to own concessions. In some cases, mining concessions are challenged by third parties.

The Brazilian government charges us a royalty known as the CFEM (Compensação Financeira pela Exploração de Recursos Minerais) on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The current annual rates we pay on our products are listed below.

•	bauxite, potash and manganese ore: 3%;

•	iron ore, kaolin, copper, nickel, fertilizers and other minerals: 2%; and

•	gold: 1%.

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

We are currently engaged in a series of administrative and other legal proceedings alleging that we have failed to collect the proper amount of CFEM. In addition, we are discussing with DNPM the applicable rate for potash. Because potash is used as a fertilizer, we believe the applicable rate is the 2% rate that applies to fertilizers, but DNPM has asserted that CFEM should be levied on all potash products, regardless of how they are used, at the higher rate of 3% that generally applies to potash products. See Item 8. Financial information — Legal proceedings.

Canada

Licenses and permits.  The following discussion reflects a summary of the property rights, mining rights, licenses, leases or other concessionary rights to mine for or extract metals and other associated minerals from the areas that we currently mine or expect to mine as part of our long-term mine plans in Canada. With respect to those properties which are not currently owned but are subject to leases or licenses with finite terms that are not perpetual or cannot be automatically renewed or extended and on which estimated ore reserves are located and/or are covered by our current long-term mine plans, we currently believe that we will be able to obtain renewals or extensions of such leases or licenses, if required as part of our long-term mine plans on a timely basis.

Ontario operations.  All operating mines, non-operating mines and undeveloped properties which contain estimated proven and probable ore reserves for our Ontario operations are on lands owned by us, with the exception of a portion of Copper Cliff South Mine (known as Kelly Lake) and a portion of the Victor non-operating mine. These portions of the Copper Cliff South and Victor mines are located on lands under 21-year leases.

In the Canadian Province of Ontario, we also hold mining rights, surface rights, licenses of occupation and mining claims granted to us by the Province. Mining rights are rights to exploit and extract minerals on, in or under the land, and surface rights are rights to use the surface of the land. These rights remain in effect so long as we own the land to which these rights apply. We also own a combination of mining and surface rights covering land leased from the Province of Ontario. These leased lands, which include a combination of mining and surface rights, are leased for either 10 or 21 years. Annual rentals are paid to the Province of Ontario to keep the leases in good standing. These leases are renewed for further 10- or 21-year terms as they come up for renewal. CVRD Inco currently holds 165 licenses of occupation for mining, hydroelectric installations and various other industrial purposes in Ontario. These licenses of occupation allow CVRD Inco to use the land in the manner specified in each license, including the right to dig, excavate and remove ores and minerals from and under the land. CVRD Inco currently also has a number of mining claims in Ontario. Mining claims represent rights to explore the land covered by the claim.

The permission of the government of the Province of Ontario is required for CVRD Inco to export from Canada intermediate products derived from its Ontario ores. In December 2005, the Ontario government granted us permission to continue to export intermediate nickel products to our nickel refinery in Clydach, Wales until December 31, 2015. In December 2005, the Ontario government also granted us permission to continue to export semi-refined PGMs concentrate to our precious metals refinery in Acton, England until December 31, 2015. We are not aware of any information or other factors at this time that would prevent us from reaching an agreement with the Province of Ontario to extend these permits for additional periods upon their expiration.

Manitoba operations.  CVRD Inco’s landholdings or mining rights in Manitoba consist of order-in-council leases (“OIC Leases”), mineral leases and mining claims. OIC Leases were negotiated as part of an agreement entered into in 1956 between Inco and the Province of Manitoba covering the development of the Thompson, Manitoba nickel deposits. OIC Leases entitle the lessee to explore for, and mine, all minerals in the subsurface (except hydrocarbons, industrial minerals and superficial deposits that are not incidental to the mining, milling, smelting and refining processes). OIC Leases provide for an initial 21-year term and two subsequent guaranteed renewals of 21 years each, for a total guaranteed lease period of 63 years. Subsequent lease renewals beyond the three guaranteed 21-year terms, can be granted at the discretion of the Province of Manitoba. All of our current OIC Leases have now been renewed twice (each is in its third guaranteed 21-year term) and remain in effect through the 2020-2025 period. Mineral leases are 21-year leases that are renewable at the discretion of the Province of Manitoba. CVRD Inco holds seven mineral leases in the Thompson, Manitoba nickel belt. CVRD Inco also holds mining claims, a right issued by the Province of Manitoba under provincial legislation which conveys to the holder exclusive rights to the minerals (other than quarry minerals) that occur on or under the land covered by the claim and access rights to explore for and develop minerals owned by the Province. A mining claim does not, however, entitle the holder to extract minerals from the land covered by the claim. In order to extract minerals from the land covered by a mining claim, the holder must obtain a mineral lease from the Province of Manitoba.

Voisey’s Bay project.  Our wholly-owned subsidiary Voisey’s Bay Nickel Company Limited (“VBNC”), holds mineral claims (which have been grouped into mineral licenses), a mining lease and surface rights in the Province of Newfoundland and Labrador. All of the Voisey’s Bay project’s current estimated proven and probable ore reserves are located on lands covered by a 25-year mining lease. Since September 30, 2002, VBNC has had the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and development in, on or under the lands, or part of the lands, covered by the lease so long as it and CVRD Inco continue to meet the terms and conditions of the development agreement entered into in October 2002 between VBNC, Inco and Her Majesty the Queen in right of Newfoundland and Labrador. This mining lease can be renewed for further 10-year terms so long as VBNC has been in compliance with the terms of the lease and has applied for such renewal at least three months prior to the expiration of the then current lease. Under the terms of the mining lease, production cannot exceed on average 2.2 million metric tons of ore annually for the first 10 years of mining operations and on average 5.5 million metric tons of ore annually thereafter. We are not aware of any information at this time that would prevent us from reaching an agreement with the Province on a new mining lease or an extension when the current mining lease expires in September 2027. In conjunction with the mining lease, VBNC received a surface lease entitling it to use certain lands necessary for its mining operations. Like the mining lease, the surface lease came into effect September 30, 2002 for a period of 25 years, and may be renewed for further 10-year terms.

Pursuant to the terms of an option agreement originally entered into in 1993, a royalty is payable to a third party on a quarterly basis on the proceeds received by VBNC on the sale of its production, equal to 3% of net smelter returns from mining production from VBNC’s Labrador properties, including the Voisey’s Bay deposit, and a 3% gross royalty (also payable quarterly) is assessed on the gross value of raw diamonds and/or gemstones recovered from these properties.

There are also restrictions relating to the export of intermediate products from the Province of Newfoundland and Labrador. The mining lease for our Voisey’s Bay project is subject to an order issued by the provincial government requiring us to complete primary production (smelting, processing or refining) in the Province of all minerals extracted under the lease. However, as part of our agreement with the government for the development of the Voisey’s Bay project, the government has also issued an order allowing us to export from the Province nickel concentrates containing up to 355,000 metric tons of nickel until we have completed the construction of a processing plant in the Province.

Indonesia

PT Inco’s operations in Indonesia are conducted pursuant to a Contract of Work with the Indonesian government. The Contract of Work grants PT Inco all necessary licenses and permits to conduct its operations and gives PT Inco the exclusive right to mine certain areas on the Island of Sulawesi and to process and sell the nickel and associated minerals recovered from those areas. The original Contract of Work was signed in 1968 for a 40-year term ending in 2008. In January 1996, it was modified and extended by the parties and now continues until 2025.

Under the modified Contract of Work, PT Inco agreed to several undertakings with regard to future expansions of its operations, including an undertaking, subject to economic and technical feasibility, to construct production plants at Pomalaa in Southeast Sulawesi and Bahodopi in Central Sulawesi. One of these plants was to be in operation by 2005 and the second by 2010. PT Inco’s obligations with respect to the construction of a plant at Pomalaa has been deemed to be satisfied through 2008 under certain ore supply arrangements entered into with PT Antam Tbk, a government-controlled diversified Indonesian mining company. PT Inco’s obligation with respect to the construction of a commercial plant at Bahodopi by 2010, subject to economic and technical feasibility, remains in effect.

New Caledonia

New Caledonia is an overseas territorial community (collectivité territoriale) of France having special legal status under the French constitution with significant autonomy except in the areas of foreign relations, defense, judicial, currency and certain other related areas. In a move toward independence, the French government and two New Caledonian political movements (one of them representing the native population) entered into the Noumea Accord, setting forth a process and timetable for increasing the autonomy of New Caledonia over the coming years, culminating in a first referendum to be held by 2014 on whether New Caledonia will become fully independent from France. There is a possibility of a second referendum to be held in 2018 if the outcome of the first referendum is not in favor of independence. The initial phase of this accord could include the enactment of a new mining law. Although we do not believe that these developments will have an adverse effect on the Goro project, there can be no assurances in this regard.

Our 74%-owned subsidiary, Goro Nickel, currently holds 69 mining concessions in the Massif du Sud (part of the south Province of New Caledonia) covering 20,600 hectares and authorizing the mining of nickel, cobalt, chrome, iron ore and manganese, and approximately 26 surface rights. An additional 10 mining concessions are held by a subsidiary of CVRD Inco, outside the Goro project area, in a mining domain called Tiebaghi. Of the 69 concessions held by Goro Nickel, the Goro project covers 6,042 hectares within seven mining concessions, of which four are perpetual in term, two are renewable prior to their expiry dates in 2016 and one is renewable prior to its expiry date in 2051. Concessions generally represent long-term permits (usually 75-year terms, with some having longer or perpetual terms) granted for mining large deposits which entitle the holder the exclusive right to exploit, extract and mine. A concession applies to one or several minerals defined by the granting decision along with its geographical location. The granting of a concession is based on the delineation of an exploitable orebody made during exploration activities conducted pursuant to exploration permits. Surface rights can be granted independently of mineral rights. Goro Nickel holds surface rights, which are rights to use surfaces on or outside mining permits for mining-related activities, including surfaces of other owners.

With respect to exploration in New Caledonia, Goro was granted an exploration permit for an area next to the Goro deposit known as Prony West. Subsequently, following applications by nine different third parties, the exploration permits were annulled. Goro has appealed the decision to the Administrative Court of Appeal in Paris, but a hearing date has not yet been set. If the tribunal’s decision to annul the permit is upheld on appeal, we expect that the Prony West exploration rights would then be subject to the submission of a new application by Goro Nickel for an exploration permit.

In order to mine the concessions it currently holds (once the construction of the facilities are complete), Goro Nickel must hold an operating permit. Goro Nickel was granted an operating permit in October 2004 with an expiry of two years. Following lengthy proceedings based on claims of alleged adverse environmental impacts of the project brought by a New Caledonian indigenous group called Comité Rheebu Nuu, the New Caledonian Administrative Court cancelled Goro’s operating permit. Although we are appealing the decision to reinstate the operating permit, Goro Nickel had already begun an application for an amended operating permit because of the impending expiration of the original operating permit (October 2006) and the project’s revised configuration. We believe the process for obtaining a new operating permit is on track. The fact that the Goro project does not currently have an operating permit does not currently impact development because the operating permit does not cover construction. The Comité Rheebu Nuu and other individuals, however, have filed an action to obtain an injunction against construction at Goro based on the cancellation of the operating permit. Although we succeeded in challenging this action upon appeal, the plaintiffs have further appealed the decision.

Railroads

Brazil

The Brazilian Ministry of Transportation and the transportation regulatory agency (ANTT) regulate and supervise the policies for the railroad transportation sector. The federal government may grant private companies concessions for the construction, operation or commercial exploitation of railroads. Railroad concession contracts granted by the Federal government impose certain shareholder ownership limitations. For FCA, the concession contract provides that each shareholder can only own up to 20% of the voting capital of the concessionaire, unless otherwise permitted by ANTT. The 20% ownership limitation does not apply to our Vitória a Minas and Carajás railroads. We are in compliance with the requirements imposed by the concession contracts for our FCA railroad operations, for which we have received an authorization from ANTT for our current 99.99% ownership stake. ANTT also sets different tariff limits for railroad services for each of the concessionaires and each of the different products transported. So long as these limits are respected, the actual prices charged can be negotiated directly with the users of such services.

The MRS concession contract provides that each shareholder can only own up to 20% of the voting capital of the concessionaire, unless otherwise permitted by ANTT. As a result of our acquisitions of CAEMI and Ferteco in 2003, we increased our stake in MRS beyond the 20% threshold, to 37.2% of its voting capital and 40.5% of its total capital. In April 2006, ANTT published a resolution requiring us to (i) sell the MRS shares we hold as a result of our acquisition and consolidation of Ferteco which are covered by the MRS Shareholders’ Agreement; or (ii) either (a) cause the shareholders of MRS to approve certain changes in the capital structure of MRS, or (b) waive our voting and veto rights with respect to the MRS shares we hold as a result of our acquisitions and consolidation of Ferteco. The ANTT resolution also recommends that we comply with a CADE decision requirement to consolidate our MRS shareholding into a single block. In May 2006, we informed ANTT of our election to waive our voting and veto rights with respect to the such MRS shares, representing 10.9% of the total capital stock and 19.3% of voting capital stock of MRS. ANTT approved our election and suspended their recommendation to consolidate our MRS shareholdings pending the outcome of the CADE proceeding. See Item 4. Information on the company — Lines of business — Logistics and Item 8. Financial information — Legal proceedings.

Electric energy

Brazil

The power industry in Brazil is regulated by the Ministry of Mines and Energy and the regulatory agency ANEEL. The role of ANEEL is to implement and enforce policies and regulations designated by the Ministry of Mines and Energy and aimed at organizing and regulating the electricity sector and power companies. ANEEL is responsible for ensuring an efficient and economical energy market through regulation, enforcement, as well as monitoring prices and the operational efficiency of power companies.

Under the law governing the electricity sector, concessions grant exclusive rights to generate and transmit or to distribute electricity in a particular area for a period of time that should be sufficient for the concessionaire to recover its investment. The concessions for power generation before December 11, 2003 were granted for up to 35 years and may be renewed at the Federal Government’s discretion for an additional period of up to 20 years. Concessions granted after December 11, 2003 are granted for up to 35 years, without the possibility of renewal. Concessionaires (distributors) are required to supply electricity for public services, on a continuing basis, in sufficient quantity and within approved standards of quality.

Given the hydrologic and integrated nature of the Brazilian electricity generation matrix, Decree No. 2655/1998 created the Mecanismo de Realocação de Energia (Energy Reallocation Mechanism), known as MRE, a mechanism for sharing hydrological risk, and consequently reducing generation volatility among all generators. In order to implement the MRE, ANEEL designates a level of energy production, known as Assured Energy, for each generator that may be reviewed every five years. Assured Energy is calculated in accordance with a statistical model based on average rainfalls in the relevant region, water flows of rivers and water levels in each plant’s reservoir over a multi-year time frame. Each generator is allowed to enter into contracts to sell up to 100% of its Assured Energy. To the extent a generator has signed contracts for the sale of its Assured Energy, and as long as MRE members, as a whole, are able to meet MRE Assured Energy levels, it receives payments based on these contractual terms, regardless of its level of actual generation. If all MRE members meet their contracted energy and there is a surplus of energy remaining, the net regional surplus generation is allocated among generators in different regions and this energy surplus may be sold in the wholesale market.

All contracts for wholesale energy purchases and sales are currently recorded in the wholesale market, the Câmara de Comercialização de Energia Elétrica, known as the CCEE. The CCEE is a nonprofit private entity subject to the authorization, regulation and supervision of ANEEL, and is responsible for operating the wholesale energy market and for ensuring that energy transactions in the short-term market are settled and cleared in an efficient manner. The CCEE is primarily designed to effect the settlement of differences between the amount of energy contracted under bilateral contracts of the several market agents (generators, distributors, traders and large consumers), and the amount of energy actually consumed and produced. The settlement is done in accordance with the CCEE spot prices, which are expressed in R$/MWh and are calculated for each settlement period for each sub-market.

In March 2004, the Brazilian government heightened regulation of the electricity sector, especially in the generation segment, with the approval of Law No. 10,848/2004 and the regulations promulgated pursuant to it. The new law transfers jurisdiction of some regulatory areas from ANEEL to the Ministry of Mines and Energy. Under this new law, all consumers of electricity, including large consumers, such as CVRD, must contract the totality of their energy needs through contracts. This law created two parallel markets for energy: a regulated market, in which distributors enter into supply contracts with regulated customers, subject to regulated prices, and an unregulated market, in which a consumidores livres, or “free consumers,” enter into contracts with independent power producers at prevailing market prices. Regulated consumers may migrate to the unregulated market, but only after the termination of their long-term contracts.

The new law created an energy trading commission, or the CCEE, to replace the Mercado Atacadista de Energia (the “MAE”). Apart from the replacement of the MAE by the CCEE as the wholesale energy market, we do not expect significant changes in the settlement procedures for short-term transactions. Self-generators of energy, such as CVRD, are required to provide a pre-determined percentage of their generated energy from new concessions acquired after 2004 to the regulated market for distributors’ acquisition.

Because the regulation for the sector is subject to change, we cannot be certain of the material impact that this new law could have on our energy business. Changes in the regulatory environment could adversely impact our energy investments. Valesul is currently engaged in litigation regarding the rates that Light charges Valesul for the transmission of electricity. See Item 8. Financial information — Legal proceedings.

Indonesia

PT Inco’s existing hydroelectric facilities were constructed and are operated pursuant to a 1975 decree of the Indonesian government. These facilities generate virtually all of PT Inco’s electricity requirements. The 1975 decree gives the government the right to acquire PT Inco’s hydroelectric facilities upon two years’ notice to PT Inco. No such notice has been given by the government. If this right were to be exercised, the decree provides that the hydroelectric facilities would be acquired by the government at their depreciated value, subject to the government providing PT Inco with sufficient electricity to meet its operating requirements, at a rate based on cost plus a normal profit margin, for the remaining term of PT Inco’s Contract of Work. The new hydroelectric dam that is to be constructed as part of PT Inco’s latest expansion program is also expected to be subject to this decree.

Environmental matters

Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance, for instance if we are required to modify installations, develop new procedures or purchase new equipment.

Brazil

Federal, state and municipal legislation contain provisions for the control and protection of the environment in Brazil. These laws govern the use of natural resources, the reclamation and restoration of mined areas, the control of atmospheric emissions, the treatment of industrial effluents, as well as the use, handling and final disposal of hazardous materials and the control of water resources.

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

Issuance of environmental licenses.  We must obtain environmental licenses in order to build, develop, expand and operate facilities that use natural resources or may pollute the environment. License validities can vary from one to ten years, and have to be renewed for the life of the undertaking. We seek to obtain the legally required licenses for each of our facilities and activities. In some cases, this process requires a significant amount of time for the preparation of comprehensive environmental reports and their evaluation, as well as for the establishment of appropriate programs for environmental education of communities residing in areas affected by the proposed projects. We enter into agreements with the appropriate federal and state governmental environmental authorities with respect to facilities whenever environmental non-compliance is detected in order to make these facilities compliant.

Environmental compensation.  Environmental Law No. 9,985/2000 requires us to pay “environmental compensation” to state and federal authorities, in order to create and maintain protected sites, in the amount of at least 0.5% of the total investment of each venture with a material environmental impact. There are a number of uncertainties regarding the scope and application of this law, including what rate will be applied by the federal or state governments’ environmental agencies, how such a rate will be applied and under what basis an investment will be valued. We are therefore currently contesting this compensation payment requirement.

Amazônia Legal reserve.  Economic development in the Amazon basin is regulated under the Brazilian Forest Code. In order to develop projects in the Amazon basin, a certain threshold (80%) of each rural property must be allocated for the purpose of forestry preservation. With respect to mining operation projects under development, we are able to allocate the land where there are no exploration activities for preservation purposes, and we expect to be able to acquire additional undeveloped land if needed to comply with the Code. We have a number of projects in the Amazônia Legal reserve, such as the mining sites of CVRD, MRN, PPSA and CADAM. We are currently below the exploitation threshold in all of these projects. Some of our mines may approach this threshold as we expand our operations. There are a number of uncertainties regarding the scope and application of the Brazilian Forest Code.

Prevention and environmental control measures.  Our environmental policies also aim to prevent, control and reduce the environmental impact caused by our business operations. To that end, we have made significant environment-related investments in our facilities (approximately US$86 million in 2006). We are also investing to develop environmental projects directed at the communities located near our facilities (approximately US$2 million in 2006).

Water use.  We are intensive water users in 11 states with hydrological resources that vary from very high water availability in the Amazon region to the scarcity in the northeast of Brazil. The Hydrological Resources Management System implemented throughout CVRD includes evaluation of the availability of water in the areas where we operate and programs to rationalize and control water use. We continually monitor new water legislation and regulations and take particular interest in requirements adopted under the National Policy of Hydrological Resources, which defines the conditions for obtaining water use grants and the fees applicable to that use and for effluents disposal.

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

In 2003, our mine decommissioning manual was developed, which described a complete set of directives, including technical practices and procedures to be followed during mine closures. The manual outlines procedures for the rehabilitation and monitoring of degraded areas, the main steps and sequence to be followed during closure, and any liabilities that may result after mine closure. The manual also provides standardized basic criteria and procedures, based on the directives of the CVM and the SEC (FAS 143), for cost evaluation, the establishment of current budgets, future decommissioning and reclamation (see Note 3 to our consolidated financial statements).

The mines water and tailings storage dams and sterile deposits are classified according to a risk matrix involving all the parameters related to construction, operation and safety monitoring. A comprehensive audit program has been established, which evaluates the stability of all those structures and provides the inputs for the development of corrective or preventative action plans when necessary.

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

We also participate in the maintenance and preservation of approximately 1.3 million hectares of Brazilian forests, including the federal Conservation Units and Xikrin Indigenous Land located in the Carajás area in the Amazon, and we own and preserve the Vale do Rio Doce Natural Reserve in the Mata Atlântica forest in the Brazilian state of Espírito Santo. In the last 25 years we have provided support to the indigenous communities in the areas of education, health, infrastructure development and technical assistance with the aim of enhancing life quality and self-sustainability of these communities. Expenditures on these programs amounted to US$9 million in 2006.

In the first quarter of 2006, members of the indigenous Xikrin community blocked the Carajás railroad, disrupting our shipments of iron ore. In October 2006, protestors invaded our installations in Carajás, halting operations at this site for two days. On October 31, 2006, we announced the suspension of a voluntary financial aid package for the Xikrin community. In accordance with a judicial order, we have since deposited specified amounts with the court to establish a court-administered fund for the benefit of the Xikrin, and we are exploring with the Brazilian Indian Foundation other potential aid programs.

Mata Atlântica.  The Mata Atlântica forest is protected under the Brazilian constitution and other laws aimed at ensuring its sustainable development. Certain laws regulate activities that could interfere with the forest’s vegetation, which is classified in terms of “primary” and “secondary” stages of growth. The cutting of or other interference with primary vegetation by companies classified by law as “public utilities” (such as railroad and power companies) is permitted subject to certain conditions, and the law provides that mining activities are not conducted by “public utilities.” However, this law does permit interference with the forest’s secondary vegetation in order to enable mining activities. The law’s compensatory provisions require us to set aside land in the Mata Atlântica for preservation that is equivalent in area and ecological characteristics to any land that we use for mining activities in the forest. Our operations in the Brazilian states of São Paulo, Minas Gerais and Espírito Santo could be affected by such regulations

Canada

CVRD Inco’s operations in Canada are subject to numerous environmental laws and regulations relating to air emissions, water discharges, soils, recycling and waste management, decommissioning and reclamation, and employee health and safety, among other areas.

SO2 and CEPA metals emissions reduction.  Our Ontario smelting operations are subject to legislation of the Ontario government requiring CVRD Inco to significantly reduce its emissions of sulphur dioxide (“SO2”). In 2006, SO2 emissions from our Ontario operations were 183,000 metric tons, meeting the required limits. In 2007, we are required to comply with a reduced emissions limit of 175,000 metric tons (previously 265,000 metric tons) and to reduce SO2 ground level concentrations from the previous limit of 0.50 ppm to 0.34 ppm. From 2008 to 2014, emissions limits could be reduced below 175,000 metric tons depending on actual production rates over a three-year rolling period. In 2015, the limit will fall to 66,000 metric tons for SO2.

Based on our “life of business” plan, our production in Ontario can be maintained well beyond the 2015 timeline. We expect that our Sudbury operations will achieve the 2007 limits as a result of the installation in 2006 of fluid bed roaster off-gas scrubbing technology at our Ontario smelter. We believe that this technology, together with our ability to bank and purchase emission allowances as permitted by the 2005 legislation, should allow us to meet the limits in effect until 2014 without seriously affecting production rates at our

Ontario operations or requiring significant additional capital expenditures. Compliance with the 2015 limit will require significant capital expenditures, estimates of which are included in our five-year capital plan. We are currently investigating various technologies in order to meet the 2015 limit.

Emissions from our Manitoba smelting operations are also regulated under Manitoba legislation limiting SO2 emissions to 23,000 metric tons per month and 220,000 metric tons per calendar year. In 2006, emissions from our Manitoba operations were within these limits, at 191,000 metric tons for the year.

We also expect that the Canadian federal government will legislate emissions limits before 2015. In April 2006, the federal government, through the Environment Canada department, encouraged base metal smelters and refineries to voluntarily prepare “Pollution Prevention Plans,” addressing “limit targets” for SO2, particulate and other toxic metals. Following discussions with Environment Canada, the target limits for 2015 for our Ontario operations were set at 66,000 metric tons for SO2, matching the Ontario government requirements, 864 metric tons for particulate and a 90% reduction of the CEPA toxic metals (nickel, lead, arsenic and cadmium) from the 1988 baseline. For Manitoba, the limit targets for 2015 are 22,800 metric tons for SO2, 198 metric tons for particulate and a 90% reduction of the CEPA toxic metals from the 1988 baseline. These target levels are lower than the current emission limits and we will not be able to meet these targets without making significant capital expenditures, and compliance with these targets could adversely affect our production levels, financial results and cash flow particularly for our Manitoba operations.

Sudbury and Port Colborne soils.  CVRD Inco has been working with regulatory authorities and other interested parties to evaluate elevated levels of nickel and other metals in soils in the vicinity of our processing facilities in Sudbury and Port Colborne, Ontario that may be related to the historical emission of windblown metal-containing particulates. CVRD Inco voluntarily agreed to conduct detailed risk assessments and to remediate soils as necessary to reduce risks to negligible levels in both the Sudbury and Port Colborne areas. Any efforts we are required to undertake to remediate or investigate these matters may involve significant expenditures. Given the existence of various legal appeals and scientific and medical studies currently underway, it is not possible to predict the effect these actions and studies could have on our business, results of operation or financial condition.

Smelter emissions.  In 2010, a regulation promulgated by the Ontario government (called “Air Pollution Regulation — Local Air Quality”) will take effect with respect to base metal smelters. This regulation incorporates existing air quality standards, but the Ontario Ministry of the Environment plans to revise many of these standards on an ongoing basis for priority contaminants, which include nickel, lead, cadmium, arsenic and others. A proposed new standard for lead and cadmium was issued in 2006. If the proposed standard becomes law, compliance could require process modifications. Our five-year capital plan includes estimates for these changes. We expect the Ministry of the Environment to release its proposed new standard for nickel in 2007.

Clean Air Act and greenhouse gases.  The Canadian government is in the process of amending provisions of the Clean Air Act (“CAA”) related to control of emissions of greenhouse gases, SO2 and particulate matter, and metals. Some of the key proposals affecting our business include (i) substitution for carcinogenic substances (nickel and cobalt could be affected), (ii) mandatory emissions targets (gradually reducing targets every 15 years, reaching a reduction, based on 1990 levels, of an amount yet to be defined that will range from 60% to 80% by 2050), (iii) carbon trading for non-compliance and (iv) a proposal to regulate contaminants by sector and region. At this stage in the legislative process, we do not know what additional operating or capital expenditures will be required to comply with enacted amendments or what effect they would have on our business, financial results or cash flow from operations.

Canadian Environmental Protection Act (“CEPA”).  Pursuant to the Canadian Environmental Protection Act, in 2006 the government categorized approximately 23,000 chemical substances in terms of two criteria: (a) persistence, bioaccumulation, and inherent toxicity to the environment; and (b) high hazard to humans with a high likelihood of exposure to individuals in Canada. For substances that meet either or both criteria for categorization, screening or detailed assessments must be undertaken, and if deemed necessary, risk management measures may be required. In late 2006, the government began a study of 200 high-priority chemical substances. Cobalt and cobalt chloride are among these chemicals and specific studies with respect to them could begin in late 2007 or early 2008. We cannot predict what impact the CEPA data challenge will have on our business, financial results of cash flow from operations.

Silica (Canada and United States).  In 2006, the American Conference of Governmental Industrial Hygienists (“ACGIH”) adopted new exposure limits for silica, with TWA (time-weighted average) values of 0.025 µg/m3 for both crystalline crystobalite silica and crystalline α-quartz. These TWA values are half the value of the previous limits and represent a significant challenge for compliance. Meeting the proposed TWA values via engineering controls will require significant operational resources. In some jurisdictions, the ACGIH exposure limits become legal regulatory limits when they are published. Consequently, at Thompson, Manitoba and Voisey’s Bay, Newfoundland, the ACGIH values are legally binding. It is not clear at this time what impact, including in terms of compensation claims, the ACGIH Silica TWA values will have on our financial results.

Indonesia

PT Inco’s operations are subject to environmental regulations and permits issued by the Indonesian government. PT Inco is in compliance with these regulations and permits, except dust emission levels from its facilities. For several years, PT Inco has had a program in place with the Indonesian government to explore the most effective ways to further reduce PT Inco’s dust emissions. This program has included the installation of electrostatic precipitators, wet and dry scrubbers and other equipment to capture and reduce emissions of dust and particulates, from PT Inco’s dryers, reduction kilns and converters. In 2005, PT Inco installed dust control equipment on one of its four furnaces, which has reduced dust emissions to below the Indonesian emission limits and has also addressed workplace air quality concerns with respect to dust emissions. As a result of the success of this equipment on the first furnace, similar equipment was installed on another furnace in early 2007, and we plan to install such equipment on the other two furnaces by the end of 2007. While PT Inco has not received any indication from Indonesian governmental authorities that it would be subject to any penalties or sanctions for exceeding certain emissions limits as it works to correct these problems, PT Inco may still be subject to regulatory actions for non-compliance with these limits.

New Caledonia

Our Goro project is subject to environmental regulations in New Caledonia and in France. In preparation for the operation phase, a new tree nursery capable of producing over 500,000 seedlings was constructed and will begin operations in 2007. Environmental baseline monitoring, particularly for the marine environment, continued in 2006. Goro has also been subject to environmental protests by certain groups in New Caledonia. Comité Rheebu Nuu, a local environmental association opposed to the development of the Goro project, has been making applications to the governmental authorities in New Caledonia and in France, based on various environmental claims. One of the applications pertained to our operating permit. See — Mining — New Caledonia.

United States

Clean Air Act.  Nickel compounds are among the chemicals or chemical groups regulated as hazardous air pollutants (“HAPs”) under the U.S. Clean Air Act. Pursuant to this legislation, the EPA has been promulgating stringent technology-based standards for controlling emissions of HAPs from designated “major source” categories. This process will continue in the future and ultimately may include the promulgation of additional risk-based standards. Some of these standards may limit emissions of nickel and its compounds, most likely through limits on overall emissions of particulate matter. While it does not appear that the “major source” HAP control program will target emissions at nickel producing or using industries, it is possible that some nickel-emitting sources may ultimately be covered by such standards. We are unable to predict what capital expenditures or increases in operating costs CVRD Inco or its customers may incur if that proves to be the case.

European Union

REACH.  In October 2003, the European Commission adopted draft legislation intended to consolidate and streamline 30 different EU laws. The new European Chemicals Policy, better known as REACH (the acronym for “Registration, Evaluation, and Authorisation of Chemicals”), which takes effect on June 1, 2007, is designed to protect human health and the environment from risks posed by chemicals. Towards that end, it establishes an all-encompassing system for the management of both new and existing chemicals that are manufactured in or imported into the EU. The definition of chemicals is very broad and includes metals, alloys and all metal-containing compounds.

Under REACH, importers will be required to register certain chemicals prior to their entry into the European market. Certain substances, possibly including nickel and cobalt substances, will be subject to an authorization process prior to import. The authorization application must include an analysis of possible substitutes and, if suitable substitutes are deemed available, a substitution plan. If suitable substitutes are not available, information on relevant research and development activities must be provided, as appropriate. How this analysis of substitutes and the development of a substitution plan will work in practice remains to be seen. CVRD Inco and other companies that produce and sell nickel and cobalt products have created a number of consortia to manage the registration of similar products.

Comprehensive legislative review and risk assessment.  EU Regulation 793/93(EEC), a regulation covering the evaluation of the risks of and controls for existing substances, includes five nickel substances (nickel sulphate, nickel chloride, nickel nitrate, nickel carbonate and nickel metal) as targets. The Danish Environmental Protection Agency (the “Danish EPA”) has been appointed the principal agency for conducting risk assessments on these substances. The Human Health risk assessment was completed in early 2006 and the Danish EPA release a draft risk reduction strategy in late 2006. The main recommendation is a review of the occupational exposure limits for various nickel species. The environmental risk assessment for nickel is expected to be released in 2007.

International

ISO and OHSAS certifications.  Our environmental management system is based on the International Organization for Standardization (ISO) standard 14001 and under the Occupational Health and Safety Standards (OHSAS) 18001. We have obtained ISO 14001 certificates covering iron ore and pelletizing operations (Alegria, Timbopeba, Água Limpa, Fábrica Nova, Fazendão, Cauê, Conceição, Córrego do Feijão, Brucutu, Morro da Mina, Gongo Soco, Fábrica, Mutuca, Tamanduá, Capitão do Mato, Pico, Capão Xavier, Jangada and Carajás complex), manganese and ferroalloys plants (Azul mine, RDME and RDMN), nickel operations (Clydach Refinery, Acton Refinery, Inco TNC Limited, Jinco Nonferrous Metal, IATM Dalian & Shenyang), port operations (Tubarão complex and CPBS), our research center, aluminum operations (Alunorte, Albrás and Valesul) and kaolin production facilities (PPSA and CADAM). Samarco and MRN are also certified under this standard. We also have obtained OHSAS 18001 certificates for the MBR system, our Clydach refinery, Acton refinery, as well as the operations of our IATM Dalian & Shenyang and Jinco Nonferrous Metals Co. subsidiaries.

Harmonization of classification and labeling of chemicals.  In 1990, the International Labour Organization initiated a project to harmonize existing systems for the classification and labeling of chemicals. This ultimately led to the promulgation of a globally harmonized hazard classification and compatible labeling system called the Globally Harmonized System (“GHS”). Although adoption of the GHS by individual countries is voluntary, the goal of the Intergovernmental Forum on Chemical Safety is to promote widespread adoption of the GHS by 2008. Japan has recently implemented the GHS, while the United States will be enforcing the GHS for transportation purposes in January 2008. Other countries will implement the GHS over the next several years. We do not believe that the adoption of the GHS will have a material impact on our results of operations or financial condition.

Investment Canada Act undertakings

On October 20, 2006, we obtained approval under the Investment Canada Act, in the form of a “net benefit to Canada” ruling from the Canadian Minister of Industry, in connection with our offer to acquire the outstanding common shares of Inco Limited. In connection with that approval, we made a number of undertakings in furtherance of which we intend to take certain steps, including the following:

Creation of a Canadian-based global nickel business.  We have committed to base our global nickel business in Toronto, Ontario, with responsibility for the global nickel business and related activities of CVRD and a mandate to expand its business as a global leader in the nickel industry. In furtherance of this mandate, we will transfer management responsibility for our interest in existing and future nickel projects to CVRD Inco, including our interest in the Onça Puma and Vermelho projects in Brazil. CVRD Inco’s global activities will be managed from its Toronto, Ontario head office, which will continue to exercise head office functions and activities with significant Canadian participation. We have undertaken that there will be no layoffs at Canadian operating facilities for at least three years, and that, for an agreed period, aggregate employment at such facilities will not fall below 85% of the aggregate employment level as at the date on which the acquisition of CVRD Inco occurred.

Acceleration of Voisey’s Bay development project.  We have indicated that we fully support the Voisey’s Bay development project, and expressed our wish to accelerate its implementation. We also indicated our intention, upon completion of the acquisition of Inco Limited, to approach the Government of Newfoundland and Labrador to initiate discussions with respect to our desire to accelerate the Voisey’s Bay development project by a period of 12 to 18 months.

Enhanced investments in CVRD Inco’s long-term future.  To help strengthen CVRD Inco’s position as a leader in the global nickel mining business and contribute to ensuring the long-term viability of CVRD Inco’s operations in Sudbury, Ontario, and Thompson, Manitoba, Canadian expenditures will be increased in a number of areas, including exploration and research and development, for a three-year period.

Corporate social responsibility.  We will increase spending on apprenticeship programs for First Nations, student employment programs and employee recruitment, education, apprenticeship and training programs in Canada for a three-year period. We will increase spending on environmental compliance programs in Canada over that same period.

Continuing contributions to communities.  We will maintain our involvement and commitment to the growth of Ontario’s mining cluster, including its membership in the Mineral Industry Cluster Council. We will respect all agreements entered into by CVRD Inco with provincial governments, local governments, labor unions and aboriginal groups, including the Labrador Inuit Association and the Innu Nation, in Canada. We will also honor all commitments made by CVRD Inco with regard to the funding of educational institutions, including commitments made with respect to the Centre for Excellence in Mining Innovation at Laurentian University in Sudbury, Ontario.

Each of the undertakings made by us to the Canadian Minister of Industry is subject to the “Investment Canada Act, Guidelines — Administrative Procedures, Monitoring of Investments.” Among other things, these guidelines state that performance is judged in the context of overall results and that an investor who is unable to fulfill a commitment will not be held accountable where such inability is clearly beyond its control.

CAPITAL EXPENDITURES

The table below sets forth our historical capital expenditures by business area for the periods indicated. See Item 5. Overview — Key Factors Affecting Revenues and Results of Operations — Divestitures and Asset Sales, for a description of our divestitures.

	For the Year Ended December 31,
	2004	2005	2006
	(US$ million)

Ferrous Minerals	636	1,584	1,994
Non-ferrous Minerals	302	264	787
Logistics	484	1,092	649
Aluminum	224	669	850
Coal	10	135	83
Energy	79	125	92
Corporate center	178	108	220
Acquisitions and other investments	179	1,021	15,953

Total	2,092	4,998	20,628

2006 capital expenditures and budgeted capital expenditures for 2007

During 2006, CVRD made capital expenditures and other investments of US$20,628 million, of which US$3,464 million was on organic growth, composed of US$2,988 million on projects and US$476 million on research and development, while US$1,360 million was invested in maintaining existing business, and US$15,804 million in acquisitions. Total capital expenditures in 2006, excluding spending on acquisitions and other investments and including US$324 million arising from two-months of consolidation of CVRD Inco, were US$4,824 million. This information on capital expenditures includes research and development expenditures, which are treated as a current expense for accounting purposes.

In 2006, we acquired two companies: Inco (US$18,931 million) and Valesul (US$28 million). We also acquired certain assets of Rio Verde Mineração for US$47 million. See Item 4. Acquisitions, Asset Sales and Significant Changes in 2005 and 2006. The US$18,931 million invested in the acquisition of Inco reflects the purchase price of US$17,744 million plus Inco’s net debt of US$1,187 million. US$15,691 million was paid to Inco shareholders in 2006, and US$2,053 million was paid to Inco shareholders in 2007. The purchase of the 39.8% minority stake in Caemi belonging to minority shareholders, equivalent to US$2,552 million, involved a share exchange, so there was no financial disbursement.

In our financial planning for 2007, we have budgeted US$7,351 million for capital expenditures in 2007. Of this total, 72.9%, or US$5,356 million, will be allocated to growth capital expenditures — US$4,904 million on projects and US$452 million on research and development — and the remaining US$1,995 million will be allocated to capital expenditures for maintaining existing operations (“stay-in-business capital expenditures”). The acquisition of AMCI Holdings Australia Pty (announced in February 2007) for US$656 million, excluding net debt, was not included in the 2007 capital expenditure-budget figure.

The 2007 capital expenditure budget consolidates planned capital expenditure of CVRD Inco, which accounts for US$1,950 million of the investments programmed for this year. The stay-in-business capital expenditure budget for nickel operations in Ontario and Manitoba, Canada has been set at US$477 million, due to the age of these operations and the low level of investment in the period 2003-2005 (an annual average of US$208 million). These investments are important for the conservation of these operations and the extension of their useful lives.

Global economic growth, the resumption in investment by the mining and metals industry, rising raw material prices and the appreciation of mineral-exporting countries’ currencies against the U.S. dollar — such as the Brazilian real and the Canadian dollar — have contributed to a sharp increase in the cost of mining projects. The price of equipment and engineering services has risen substantially since 2003, which has contributed to a major increase in the unit cost of mining projects around the world. We have been making efforts to minimize the impact of this increase in investment costs.

Investment of US$1,869 million, or 25.4% of the total 2007 budget, has been earmarked for our ferrous minerals business. Investment of US$885 million is allocated to the aluminum division, while US$784 million is allocated to our logistics business. Investment of US$3,125 million is planned for our non-ferrous minerals businesses.

The following table describes our expenditures for our main investment projects in 2006 and our budgeted expenditures for projects in 2007, together with estimated total expenditures for each project.

		Actual	Budgeted
Area	Project	2006	2007	Total	Status
		(US$ million)

Ferrous minerals	Expansion to iron ore production capacity at Carajás to 85 Mtpa (Northern system)	87	—	296	This project has added 15 million metric tons per year of iron ore production capacity. It was completed in the third quarter of 2006.
	Expansion to iron ore production capacity at Carajás to 100 Mtpa (Northern System)	258	87	366	This project has added 15 million metric tons per year of production capacity. It was completed in January 2007.
	Expansion to iron ore production capacity at Carajás to 130 Mtpa (Northern System)	—	66	1,828	This project, which is subject to approval by our Board of Directors, is expected to add 30 million metric tons per year of production capacity, with the construction of a new plant, consisting of primary crushing, and processing and classification units. Completion is scheduled for 2009.
	Brucutu iron ore mine (Southeastern System)	415	43	856	This project has added 30 million metric tons per year of production capacity. It was completed in the third quarter of 2006.
	Expansion of Fazendão iron ore mine (Southeastern System)	23	111	129	Project for the production of 15.8 million metric tons per year of run-of-mine (ROM), or unprocessed, iron ore. This project will enable Samarco’s third pellet plant to begin operations. Work began in the second half of 2006 and is expected to be completed in the first quarter of 2008.
	Itabiritos pelletizing plant (Southern System)	98	417	759	This project involves construction of a pelletizing plant in the Brazilian state of Minas Gerais, with a nominal production capacity of 7 million metric tons per year, as well as construction of an iron ore concentration plant. Start-up is targeted for the second half of 2008.
Non-ferrous minerals	Salobo copper mine	—	78	855	This project is expected to have production capacity of 100,000 metric tons per year of copper in concentrate. Development start-up is contingent on obtaining an appropriate tax structure, which is currently being discussed with government authorities.
	Onça Puma nickel mine	64	658	1,437	Onça Puma is expected to have a nominal annual nickel production capacity of 58,000 metric tons. Construction began in July 2006 and the main equipment has already been contracted. Start-up is planned for the second half of 2008.

		Actual	Budgeted
Area	Project	2006	2007	Total	Status
		(US$ million)

	Vermelho nickel mine	62	97	1,452	Vermelho has an estimated production capacity of 46,000 metric tons per year of finished nickel, and 2,800 metric tons per year of cobalt. Work on obtaining required environmental license is still in progress.
	Goro nickel mine	N/A	938	3,212	Goro has an estimated production capacity of 60,000 metric tons per year of finished nickel and 4,600 metric tons of cobalt. Commissioning is scheduled for the end of 2008.
Aluminum	Expansion of Alunorte: stages 4 and 5 — alumina	219	—	583	Stages 4 and 5 began operations in the first half of 2006, expanding the alumina refinery’s capacity to 4.3 million metric tons per year from 2.4 million metric tons per year in 2005.
	Paragominas I bauxite mine	219	35	352	The mine’s first module has a nominal production capacity of 5.4 million metric tons per year of bauxite. Operations began in January 2007.
	Expansion of Alunorte: stages 6 and 7 — alumina	226	520	846	Stages 6 and 7 will increase alumina refinery capacity to 6.26 million metric tons per year. Completion of this project is scheduled for mid-2008.
	Paragominas II bauxite mine	16	115	196	The second phase of Paragominas will add 4.5 million metric tons per year of bauxite to the production capacity of 5.4 million metric tons per year achieved on the first phase. Completion is scheduled for the second quarter of 2008.

All figures reported in the table above are presented on a cash basis, according to our financial planning for 2006 and 2007.

In addition to these projects, CVRD has budgeted US$452 million for research and development. Of the total budgeted, 72% is expected to be spent in Brazil and 28% in South America, North America, Africa, Australasia and Europe.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

OVERVIEW

In the fourth quarter of 2006, we acquired 87.73% of Inco, the world’s second largest nickel producer. The acquisition has led us to become one of the world’s largest nickel producers, with more diversified revenues in terms of products, markets and geographical asset base, and the second largest mining and minerals company in the world by market value.

The year 2006 was our fourth consecutive year of record growth in revenues, operating income and net income. In spite of increasing cost pressures — due primarily to higher prices for equipment and raw materials reflecting the high production levels in the mining industry, higher costs for fuel and energy, and the appreciation of the real against the U.S. dollar — we generated net income of US$6,528 million in 2006, a

34.8% increase over 2005. Our results were driven primarily by a 40.6% increase in operating income, reflecting a 53.6% increase in net revenues that was partially offset by a decline in overall operating margins, from 42.5% of net revenues in 2005 to 38.9% in 2006.

The increase in revenues reflected strong demand and rising prices for our principal products driven principally by continued strong demand from China and expanded demand from our other markets in Asia and Europe, as well as high production levels supported by new projects coming on stream, operation at full capacity at most of our units, productivity gains and the acquisition of Inco in the fourth quarter of 2006. The decrease in overall operating income margins primarily reflects the impact of purchase accounting adjustments to inventory values in connection with the acquisition of Inco.

Demand

Demand for iron ore and pellets

Demand for our iron ore products is a function of global demand for steel, which is, in turn, heavily influenced by worldwide economic activity. In recent years, we have experienced a significant increase in demand, particularly from China. Global demand for steel has been growing since 2002, and global demand for iron ore grew at a rate of approximately 8.3% in 2006. In China, where we became the largest supplier of iron ore in 2006, we expect that although steel production will tend to grow at a more moderate rate in the near term than it has over the last ten years, demand for imported iron ore will continue to require additional quantities through the end of this decade, thus maintaining pressure on global supply.

Demand for iron ore exceeded our production capacity throughout 2006, and we expect that this situation will also prevail in 2007. We continue to invest to increase capacity and our programmed iron ore production for 2007 is higher than in 2006, but we continue to face excess demand. We expect to continue purchasing and reselling iron ore from third parties to meet the shortfall. In 2006, we purchased 10.2 million metric tons of iron ore and 8.9 million metric tons of pellets from third parties.

In early 2006, global demand for pellets, which is more concentrated in North America and the European Union, softened. In order to adjust to the new demand level, we decided to temporarily shut down our São Luís plant in late March and accelerate planned maintenance, and to reallocate the volume of iron ore fines. São Luís resumed operations in July. We believe there is significant long-term growth potential for pellet demand and are therefore expanding our pellet production through two projects — Itabiritos, in the Brazilian state of Minas Gerais, which involves the construction of a pellet plant with an expected production capacity of 7 million metric tons per year, and the third pellet plant of Samarco, with an expected production capacity of 7.6 million metric tons per year. Both of these projects are targeted for start-up in 2008.

Demand for nickel

Demand for primary nickel is driven primarily by world economic conditions and associated industrial production. World primary nickel demand increased by approximately 8% to an estimated 1.384 million metric tons in 2006. The main drivers of nickel demand in 2006 included strong global economic activity, a robust rebound in global stainless steel production, and solid nickel demand for non-stainless steel applications. Nickel demand was strong in all global regions in 2006, but particularly strong in China, which accounted for approximately half of world demand growth.

Primary nickel use in stainless steel production accounts for over 60% of total primary nickel demand. Global stainless steel production grew 15.8% to an estimated 28 million metric tons in 2006. We believe stainless steel production was aided by rising demand due to strong global economic activity as well as the need by consumers to replenish low stainless steel inventories. China led the way in new stainless steel capacity expansions in 2006, and we anticipate it will continue to lead the way in coming years. Chinese stainless steel production in 2006 is estimated to have grown by over 2 million metric tons to 5.3 million metric tons.

In 2006, the non-stainless steel sector contributed to strong demand for alloys with high nickel content in the United States and Europe, driven by the energy and aerospace sectors. The growth in the energy sector included strength in applications in the oil, liquid natural gas, and nuclear industries.

The global nickel market continues to face the effects of structural constraints on the supply side. The source of current global nickel production is mainly nickel sulphides, and as these traditional sources are depleted, future production growth will depend on laterite deposits. Development of greenfield laterite projects has continued to face major delays resulting from cost and technical and political challenges. The majority of new supply projects are forecast to ramp-up no sooner than 2009. In 2006, primary nickel supply grew by approximately 5% to 1.354 million metric tons. The increase in supply from traditional sources was limited to below 3%, as disruptions occurred at a number of producers. Traditional supply was augmented by a new source of primary nickel introduced during the year, known as NiCr pig iron.

Robust nickel demand, coupled with limited increases in nickel supply, resulted in an estimated worldwide supply deficit of about 30,000 metric tons in 2006. London Metal Exchange (LME) inventories declined to just 6,594 metric tons by the end of 2006 — a drop of 29,448 metric tons, or 82% — representing less than two days of world nickel consumption.

In 2007, we anticipate continued solid nickel demand from both stainless and non-stainless steel applications, with China continuing to drive nickel demand as its production of stainless steel increases to meet expected strong economic growth and domestic demand. We believe underlying nickel demand will continue to be constrained by available supply.

Demand for aluminum

Demand for aluminum products is driven primarily by world economic conditions. In recent years, China has been the primary driver of demand in the aluminum sector. Chinese producers have announced plans for significant growth in alumina production in the next few years. Growth in Chinese alumina production is supported by a sharp increase in bauxite imports, which could lead to upward pressure on the price of bauxite in the short term.

Demand for copper

Global demand for copper is driven primarily by world economic conditions. In recent years, growth in copper demand has been driven primarily by Chinese imports. The behavior of the copper market in 2006 was characterized by shortages of concentrates and refined metal. As in the nickel market, there are few shock absorbers on the supply side — inventories are relatively low, producers already operate at full capacity and significant increases in global capacity are not expected in the short term.

Demand for transportation services

Demand for our transportation services in Brazil is primarily driven by growth in the Brazilian economy, mainly in the agricultural and steel sectors. Demand for rail transportation grew more slowly in the last two years, due to lower Brazilian agricultural exports and lower Brazilian steel production. These two industries are the main users of our railroads. Each of these markets has begun to recover in 2007.

Production capacity

Capacity expansions are a key factor influencing our revenues. We continue to invest in expanding capacity at a large number of facilities. Completed expansions that had a significant effect on 2006 results included the following:

•	The expansion project at Carajás to 85 million metric tons per year was completed in the third quarter of 2006. In 2006 we produced 81.8 million metric tons of iron ore in Carajás.

•	Our greenfield iron ore project at Fábrica Nova, which has a capacity of 15 million metric tons per year, began operations in the second quarter of 2005 and produced 13.2 million metric tons in 2006.

•	Operations at our Brucutu iron ore mine began in September 2006. Production amounted to 7.7 million metric tons in 2006, and is expected to reach 23 million metric tons in 2007 and 30 million metric tons in 2008.

•	The expansion of our Tubarão Port in the Southeastern System was completed in December 2006.

•	Stages 4 and 5 of the expansion of Alunorte, designed to increase its nominal capacity to 4.4 million metric tons per year from the previous 2.4 million metric tons per year, were completed in the first quarter of 2006. Production amounted to 3.9 million metric tons in 2006 and is expected to reach full capacity in 2007.

•	We purchased 26 locomotives (all for iron ore transportation) and 1,416 wagons (primarily for iron ore transportation) in 2006.

•	We completed our capacity expansion project at the Taquari-Vassouras potash mine in September 2005, increasing its capacity from 600,000 metric tons per year to 850,000 metric tons per year. In 2006 we produced 731 thousand metric tons of potash.

•	Our Yankuang metallurgical coke plant, with an estimated production capacity of 2 million metric tons of coke per year and 200,000 metric tons per year of methanol, began trial production in June 2006. Total production in 2006 was 268,000 metric tons of coke and we expect to produce 1.2 million metric tons in 2007.

In addition to the above projects, the following major projects will affect our results in 2007:

•	The expansion of Carajás to 100 million metric tons per year was completed in January 2007.

•	The Paragominas mine, with an estimated production capacity of 5.4 million metric tons of bauxite per year, was commissioned in the first quarter of 2007. The bauxite from Paragominas will be used to supply Alunorte’s alumina refinery.

See Item 4. Information on the company — Capital expenditures for more details concerning our 2007 capital expenditure budget.

Prices

The following table sets forth our average realized prices for our principal products for each of the years indicated.

	Year Ended December 31,
	2004	2005	2006
	(US$ per metric ton, except where indicated)

Iron ore	19.63	32.63	40.00
Pellets	39.81	70.79	75.21
Manganese	75.85	84.90	70.60
Ferroalloys	956.49	846.88	886.97
Nickel(1)	—	—	31,981.53
Copper(1)	—	—	7,317.07
Copper concentrate	747.21	982.41	1,824.36
Kaolin	135.76	145.32	164.78
Potash	196.83	232.81	195.09
Platinum (US$/oz)(1)	—	—	1,115.59
Cobalt (US$/lb)(1)	—	—	14.93
Aluminum	1,686.05	1,841.16	2,558.76
Alumina	256.15	290.48	343.99
Bauxite	25.53	28.36	30.46

(1)	Represents only the last two months of 2006.

Ores and metals

Iron ore.  Our iron ore sales are made pursuant to long-term supply contracts, which provide for annual price adjustments. Cyclical changes in the global demand for steel products affect sales prices and volumes in the world iron ore market. Different factors influence price differences in US-dollar per metric ton terms between the various types of iron ore, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content and the type and concentration of contaminants (such as phosphorus, alumina and manganese ore) in the ore. Fines, lump ore and pellets typically command different prices. We generally conduct annual price negotiations beginning in November of each year. Due to the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are not considered commodities. This factor combined with the structure of the market has prevented the development of an iron ore futures market. We do not hedge our exposure to iron ore price volatility.

Driven by continued high levels of demand in the global iron ore market, customer demand for iron ore continued to exceed our production capacity in 2006. Reflecting this excess demand, we reached agreements with major steelmakers in May 2006 under which our reference prices for iron ore increased by an average of 19.0% and prices for pellets decreased by 3.0%. These price agreements had a significant positive effect on our gross revenues in 2006. Our reference prices per Fe unit for iron ore fines increased across-the-board in 2006 by 19.0%, after increasing by 71.5% in 2005 from 2004 levels. In December 2006, we reached agreements with major steelmakers under which our 2007 reference prices for Carajás (SFCJ) and Southern System (SSF) iron ore fines increased by 9.5% relative to 2006. Blast furnace and direct reduction pellet prices, both from the Tubarão and São Luís plants, will increase by 5.28% relative to 2006.

Nickel.  Prices for our nickel and other primary metals products generally reflect prices at the LME, the principal terminal market for primary nickel in the world, or prices at other metal markets. Nickel prices depend principally on the balance between demand for nickel products in the marketplace relative to the supply available from us and our competitors, including the supply of similar primary metals materials in various producer, merchant and consumer inventories, inventories of secondary or scrap materials containing nickel and other metals in usable or recyclable form, and supplies of other materials which may be substituted for nickel. Over the long term, a particularly important determinant of price will be the costs associated with bringing additional nickel supply to market to meet overall nickel demand.

Our nickel price realizations tend to lag LME cash nickel price movements, due primarily to the terms of our contractual sales arrangements with certain customers. We realize a premium over prevailing LME cash prices for our finished nickel products.

Aluminum products operations.  Aluminum is sold in an active world market where prices are determined by reference to prices prevailing on terminal markets, such as the London Metal Exchange and the New York Mercantile Exchange or NYMEX, at the time of delivery.

We are engaged in the production and sale of bauxite, alumina and aluminum primarily through several joint ventures. Some of them are consolidated subsidiaries and others are accounted for on the equity method. The basic arrangements are as follows:

•	MRN (an unconsolidated joint venture in which we own 40%) produces bauxite. It sells on a take-or-pay basis to us and the other joint venture partners, at a price that is determined by a formula linked to the price of aluminum for three-month contracts on the London Metal Exchange and to the price of alumina exported from Australia. We sell part of the bauxite we purchase from MRN to Alunorte and part to unaffiliated customers.

•	Alunorte (a consolidated subsidiary in which we own 57%) produces alumina. In 2006, it purchased substantially all of its bauxite requirements from MRN, and its annual purchase commitment for 2006 was approximately US$221 million. In 2007, Alunorte will also buy bauxite from the Paragominas mine. It sells alumina on a take-or-pay basis to us and the other joint-venture partners in proportion to their respective interests, at a price which is determined by a formula based on the price of aluminum for three-month contracts on the London Metal Exchange. In 2006, 23.3% of Alunorte’s alumina production was sold to unaffiliated customers.

•	Albras (a consolidated subsidiary in which we own 51%) produces primary aluminum. It sells on a take-or-pay basis to us and the other joint-venture partners, in proportion to their respective interests. We sell the aluminum we purchase from Albras directly to customers.

•	Valesul (a former unconsolidated joint venture which became a consolidated wholly-owned subsidiary in July 2006) also produces aluminum and sells aluminum products directly to its customers.

Manganese ore and ferroalloys.  Manganese ore and ferroalloy prices are influenced by trends in the steel market. Manganese ore prices are generally negotiated on an annual basis using a benchmark established in the Japanese market based on the reference price for the related ferroalloys. Ferroalloy prices are negotiated in open bids, quarterly contracts (particularly in Europe) or on a spot basis. They are influenced by a number of factors and are more volatile than prices for manganese ore. Among the principal factors are the price of manganese ore, the inventories held by producers or traders, occasional interruptions in production and anti-dumping tariffs in the main markets (U.S., Europe, Japan and South Korea). Average realized manganese ore prices decreased 16.8% in 2006. Average realized ferroalloy prices increased 4.7% in 2006.

In response to continued global excess supply that resulted in inventory accumulation and falling ferroalloy prices, we managed our manganese and ferroalloys business in 2006 with the aim of cutting costs and maximizing efficiency. In this context, we reduced production, in part by shutting down inefficient furnaces and some small manganese mines, and we also began combining ore from our Azul mine with that acquired from other producers, producing a blend capable of improving productivity in the alloy manufacturing process.

Copper.  We sell our copper concentrate in an active world market where prices are determined on the basis of (i) prices on terminal markets, such as the LME and the COMEX, at the time of delivery and (ii) treatment and refining charges negotiated with each customer. World copper prices on the LME increased 42.8% in 2006 relative to 2005. These high prices reflect increased global demand, primarily from China, and the historically low level of inventories.

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

Acquisitions and divestitures

We have made a number of significant acquisitions and divestitures in recent years. For more information, see Item 4. Information on the Company — Business overview — Recent acquisitions and significant changes and Divestitures and asset sales. During 2006 and 2007, the following transactions had a significant impact on our performance:

Acquisitions

•	In October 2006, we acquired 75.66% of Inco in an unsolicited cash tender offer. Following a subsequent offer period and additional purchases, we held 87.73% of the shares at December 31, 2006, and in January 2007 the amalgamation of Inco with our subsidiary resulted in our owning 100% of the shares. We paid a total purchase price of US$17,151 million, of which US$15,098 million was disbursed in 2006 and US$2,053 million in 2007.

•	In April 2007, we paid US$656 million for the acquisition of 100% of AMCI Holdings Australia Pty — AMCI HA, an Australian company that operates and controls coal assets through joint ventures.

•	In May 2007, we entered into a transaction by which we have effectively obtained control of 100% of MBR’s total capital during the next 30 years. Prior to this transaction, we owned 89.9% of MBR, directly and through our 80% stake in Empreendimentos Brasileiros de Mineração S.A. (EBM), whose main asset is a 51% stake in MBR. We acquired a further 6.25% of EBM for US$231 million, and we simultaneously entered into a usufruct agreement with respect to the 13.75% of EBM’s total capital that we do not own. This agreement grants us during the next 30 years all rights and obligations with respect to these EBM shares, including the right to dividends. In exchange, CVRD will pay a total of US$61 million and an annual fee of US$48 million. Because we already consolidate MBR, this transaction will not have a significant impact on our consolidated results of operations.

•	In July 2006 we acquired the remaining 45.5% of Valesul Alumínio S.A., which had previously been a joint venture with equal voting rights, for US$28 million. Upon the acquisition, we began consolidating Valesul. Valesul accounted for US$153 million of our sales of primary aluminum in 2006.

•	In March 2006, we acquired the outstanding minority interest in Caemi through a stock merger. In December 2006, Caemi was merged with and into CVRD.

Divestitures

•	In December 2006, we sold our 4.85% interest in Siderar — S.A.I.C, a steel plant located in Argentina, to Ternium S.A. for US$108 million.

•	In the second half of 2006, we sold all of our shares of Gerdau S.A. for US$67 million.

•	In November 2006, we announced our entry into the control group of Usiminas and the concurrent sale of a portion of the shares not subject to the controlling shareholders’ agreement for US$176 million. In May 2007, we sold in a public offering registered with the CVM 13,802,499 Usiminas shares and received total proceeds of US$728 million. In connection with the offering, we entered into a lockup agreement for a period of 90 days from April 25, 2007. After the lockup period expires or is waived, we intend to sell 36,691 additional shares that were not sold pursuant to the offering’s overallotment option.

•	In May 2006, we sold our 50% interest in Gulf Industrial Investment Company (GIIC), a pellet producer based in Bahrain, to our joint venture partner, Gulf Investment Corporation, for US$418 million.

•	In February 2006, we sold our 49% stake in Nova Era Silicon, a ferrosilicon producer with operations in the Brazilian state of Minas Gerais, to our partner JFE Steel Corporation for US$14 million.

•	In February 2006, we sold our 40% stake in the consortium to build and operate the Foz do Chapecó hydroelectric power plant to Furnas Centrais Elétricas for US$4 million.

Impact of Inco acquisition

Our 2006 results reflect just over two months of CVRD Inco’s operations, as shown in the table below.

	Year Ended December 31, 2006
			Attributable
	Total CVRD		to CVRD Inco
	(US$ million)

Gross revenues	US$	20,363	US$	2,802
Cost of goods sold		10,147		2,230
Operating income		7,637		411

Of the cost of goods sold attributable to CVRD Inco, US$953 million was generated by purchase accounting adjustments in accordance with SFAS 141 and 142. Under these standards, an acquired company’s assets, including inventories, must be adjusted to fair value upon acquisition. When the related inventories are sold, the difference between fair value and production cost is included in cost of goods sold. Applying these principles, the market value of Inco’s inventories at the time of acquisition was adjusted upward by

US$1,686 million at December 31, 2006, when we had acquired 87.73% of the shares. US$946 million of the market value difference was recognized in the fourth quarter of 2006 upon sale of a portion of the inventories. We booked US$984 million for the first quarter of 2007 and an adjustment of US$78 million will be made in the second quarter of 2007, due to the completion of the acquisition of Inco in January 2007 and a significant increase in nickel prices since October 2006.

As a result of the acquisition of Inco, we recognized, on a preliminary basis, US$3,876 million of goodwill at December 31, 2006, which increased in the first quarter of 2007 when we paid the balance of the purchase price. We also substantially increased our indebtedness to finance the acquisition, as discussed in more detail below.

Currency exchange rates

Most of our revenues are U.S. dollar-denominated, while most of our costs (other than debt service expenses) have historically been denominated in Brazilian reais. As a result, the strength of the real in recent years has had a negative effect on our reported financial results from operations. On the other hand, because most of our debt is dollar-denominated, appreciation of the real causes us to record foreign exchange gains.

The acquisition of Inco has significantly changed the composition of our non-debt service costs. As a result of the acquisition, a significant portion of our costs are now denominated in Canadian dollars and Indonesian rupiahs. The diversification of our cost base should reduce the impact of the appreciation of the real on our reported financial results from operations in future periods.

Changes in exchange rates had a negative effect on our operating income in 2006. The average R$/US$ exchange rate was R$2.4341 during 2005 and R$2.1771 during 2006, representing an 11.8% appreciation of the real. Although the U.S. dollar depreciated by 8.7% from year-end 2005 to year-end 2006, compared to depreciation of 11.0% from year-end 2004 to year-end 2005, our overall foreign exchange gains were higher in 2006 due primarily to the significant increase in debt incurred in connection with the Inco acquisition.

Inflation in Brazil

As measured by the IGP-M Index, the Brazilian inflation rate was approximately 12.4% in 2004, 1.2% in 2005, and 3.8% in 2006. In the first four months of 2007, the Brazilian inflation rate was 1.15%. Most of our costs are incurred in Brazil in reais, while most of our revenues are earned outside of Brazil in U.S. dollars. Brazilian inflation has a negative impact on our operating margins.

Operating expenses

Our principal operating expenses consist of cost of goods sold, selling, general and administrative expenses and research and development expenses.

•	Cost of goods sold. Our cost of goods sold consists principally of costs for raw materials (especially bauxite purchased under take-or-pay arrangements from MRN, and iron ore, pellets and nickel purchased from third parties), services (especially mine waste removal and freight), materials and supplies, labor, fuel, energy and depreciation and depletion. As described above, our cost of goods sold also reflect the non-cash effect of purchase accounting adjustments in connection with our acquisition of Inco.

•	Selling, general and administrative expenses. Our selling, general and administrative expenses consist principally of personnel expense, sales expense and depreciation.

•	Research and development expenses. Our research and development expenses consist primarily of investments related to mineral exploration and studies for the development of projects.

RESULTS OF OPERATIONS — 2006 COMPARED TO 2005

Revenues

Our gross operating revenues rose to US$20,363 million in 2006, a 51.9% increase over 2005. Our net operating revenues increased 53.6% to US$19,651 million in 2006. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated.

	Year Ended December 31,
	2006		2005		% Change
	(US$ million)

Iron ore and pellets
Iron ore	US$	10,027	US$	7,396	35.6%
Pellets		1,979		2,083	(5.0)

Subtotal		12,006		9,479	26.7
Nickel and other products(1)		2,802			100.0
Manganese and Ferroalloys		563		571	(1.4)
Potash		143		149	(4.0)
Kaolin		218		177	23.2
Copper concentrate(2)		779		391	99.2

Minerals and metals		16,511		10,767	53.3
Revenues from logistic services		1,376		1,216	13.2
Aluminum products		2,381		1,408	69.1
Other products and services		95		14	578.6

Gross revenues		20,363		13,405	51.9
Value-added tax		(712)		(613)	16.2

Net operating revenues	US$	19,651	US$	12,792	53.6%

(1)	Includes copper, precious metals, cobalt and other by-products produced by CVRD Inco.

(2)	Does not include copper produced by CVRD Inco.

Iron ore.  Gross revenues from iron ore increased by 35.6%, driven primarily by a 22.7% increase in average selling prices and a 10.6% increase in shipments of iron ore. The price increases resulted from agreements with major steelmakers in May 2006 under which our reference prices for iron ore increased by an average of 19%. This price increase, which was retroactive to January for most clients in Europe and to April for most clients in Asia, began to favorably affect our gross revenues in the latter half of the second quarter of 2006. The increase in shipments was made possible by higher production at our existing mines, the expansion of our Carajás mine, the startup of our Fábrica Nova mine in April 2005 and production from MBR’s Mar Azul mine, which we acquired in the first quarter of 2006. Our Brucutu mine began operations in the third quarter of 2006, further increasing our production capacity.

Pellets.  Gross revenues from pellets decreased by 5.0%. Total shipments in 2006 of 25,354 million metric tons were 11.0% lower than in 2005, primarily reflecting our decision to temporarily shut down our São Luís pellet plant from March until July 2006 in response to lower demand resulting from steel production cuts in Europe and North America. Reflecting the lower demand for pellets, we agreed to a 3% cut in the reference price for blast furnace and direct reduction pellets in our negotiations with major steelmakers in May 2006, which began to have an impact on gross revenues in the latter part of the second quarter of 2006. Despite this reduction in reference prices, average selling prices for 2006 were 6.8% higher in 2006 than in 2005. As described above, we reached agreements with major steelmakers under which prices for blast furnace and direct reduction pellets from our Tubarão and São Luís plants will increase by 5.28% relative to 2006.

Nickel and other products.  We acquired Inco in the second half of October 2006, and our 2006 results include two months of its operations. Nickel and other products sold by CVRD Inco accounted for revenues of US$2,802 million in 2006.

Manganese ore and ferroalloys.  Gross revenues from sales of manganese ore and ferroalloys decreased by 1.4%. Because of lower market prices for ferroalloys, we have reduced production since 2005. See Item 5. Operating and financial review and prospects — Overview — Prices — Manganese ore and ferroalloys.

•	Gross revenues from ferroalloys increased by 2.8%, from US$494 million in 2005 to US$508 million in 2006, due to a 4.7% increase in average selling prices partially offset by an 1.3% decrease in volume.

•	Gross revenues from manganese ore decreased by 28.6%, from US$77 million in 2005 to US$55 million in 2006, reflecting a 16.8% decrease in average selling prices and a 14.1% decrease in volume.

Potash.  Gross revenues from sales of potash decreased by 4.0%, from US$149 million in 2005 to US$143 million in 2006. The decrease was driven by a 16.2% decrease in average selling prices. Sales volume increased by 14.5%, reflecting a full year of operation at higher capacity of the Taquari-Vassouras mine.

Kaolin.  Gross revenues from sales of kaolin increased by 23.2%, from US$177 million in 2005 to US$218 million in 2006 due principally to a 13.4% increase in average selling prices. Volume increased by 8.6%.

Logistics services.  Gross revenues from logistics services increased by 13.2%. The increase reflects the appreciation of the real, since our prices are generally denominated in reais, as well as price increases in reais. In particular:

•	Revenues from railroad transportation increased by 14.8%, from US$881 million in 2005 to US$1,011 million in 2006. Average prices increased by 14.2%. Volume shipped remained stable.

•	Revenues from port operations increased by 13.5%, from US$230 million in 2005 to US$261 million in 2006. Average prices increased by 17.1%. Volume decreased by 3.1%.

•	Revenues from shipping remained stable, at US$105 million in 2005 and US$104 million in 2006.

Aluminum products.  Gross revenues from aluminum products increased by 69.1%. The main drivers were:

•	A 51.2% increase in gross revenues from sales of aluminum, from US$823 million in 2005 to US$1,244 million in 2006. This increase was mainly driven by a 39.0% rise in average selling prices, reflecting strong worldwide demand for aluminum. Volume increased by 8.5%, primarily due to the consolidation of Valesul beginning in July 2006.

•	A 108.7% increase in gross revenues from sales of alumina, from US$531 million in 2005 to US$1,108 million in 2006. The increase in alumina gross revenues resulted from a 76.2% increase in sales volume, reflecting the startup of Stages 4 and 5 of Alunorte’s Barcarena refinery in the first quarter of 2006. These expansion projects increased our annual production capacity from 2.5 million metric tons to 4.4 million metric tons. The growth in alumina production more than offset the accounting impact of eliminating sales of alumina by Alunorte to Valesul upon its consolidation beginning in July 2006. Higher LME prices for aluminum, the reference price for our alumina sales, drove an 18.4% increase in average selling prices.

•	Gross revenues from sales of bauxite decreased by 46.3%, from US$54 million in 2005 to US$29 million in 2006. Volume decreased by 50.0%, reflecting higher consumption of bauxite by our Alunorte subsidiary, which reduced the amount of bauxite available for sale to customers. This was partly offset by a 7.4% increase in average selling prices due to higher LME prices for aluminum, the reference price for our bauxite sales.

Copper.  Gross revenues from sales of copper almost doubled, due to an 85.7% increase in average selling prices and a 7.3% increase in sales volume. This reflects sales of copper concentrate from our Brazilian operations but not sales of copper from our CVRD Inco operations, which are included in nickel and other products.

Other products and services.  Gross revenues from other products and services increased from US$14 million in 2005 to US$95 million in 2006, primarily reflecting a coal shipment realized in the first quarter of 2006 and sales of pig iron.

Operating costs and expenses

Like other mining and metals companies, we are currently experiencing high prices for equipment, replacement parts, energy, raw materials and services. The appreciation of the real against the U.S. dollar has increased these pressures, because of our costs denominated in reais. The following table summarizes our operating costs and expenses for the periods indicated.

	Year Ended December 31,
	2006		2005		% Change
	(US$ million)

Cost of ores and metals	US$	7,946	US$	4,620	72.0
Cost of logistic services		777		705	10.2
Cost of aluminum products		1,355		893	51.7
Others		69		11	527.3

Cost of goods sold		10,147		6,229	62.9
Selling, general and administrative expenses		816		583	40.0
Research and development		481		277	73.6
Other costs and expense		570		271	110.3

Total operating costs and expenses	US$	12,014	US$	7,360	63.2

Cost of goods sold

The following table summarizes the components of our cost of goods sold for the periods indicated.

	Year Ended December,
	2006
			Attributable to
	Total		CVRD Inco		2005		% Change
	(US$ million)

Outsourced services	US$	2,056		132	US$	1,483	38.6
Materials costs		1,584		128		1,126	40.7
Energy
Fuel		912		91		630	44.8
Electric energy		623		31		456	36.6

Subtotal		1,535		122		1,086	41.3
Acquisition of iron ore and pellets		758		—		761	(0.4)
Acquisition of other products
Nickel		482		482		—	—
Aluminum products		336		—		299	12.4
Other		97		32		33	193.9

Subtotal		915		514		332	175.6
Personnel		917		210		514	78.4
Depreciation and depletion		899		124		585	53.7
Inventory adjustment		946		946		—	—
Others		537		54		342	57.0

Total	US$	10,147	US$	2,230	US$	6,229	62.9%

Our total cost of goods sold increased by 62.9%. This increase resulted primarily from the following factors:

•	Impact of Inco acquisition. CVRD Inco operations in the fourth quarter of 2006 contributed total cost of goods sold of US$2,230 million. As described above, US$946 million of this amount relates to purchase accounting adjustments under SFAS 141/142 that required us to mark to market the inventories of Inco upon acquisition. The excess of the market price over the production cost of these inventories is included in cost of goods sold when the inventories are sold. We expect to incur a further US$1,062 million in increased cost of goods sold in 2007 related to the remaining inventories.

•	Impact of appreciation of the real. The average value of the real increased 11.8% against the U.S. dollar in 2006 compared to 2005. Because the majority of our costs and expenses are denominated in reais, this led to increased U.S.-dollar costs.

•	Outsourced services. Outsourced services costs increased by 38.6% in 2006. Of the US$573 million increase, US$132 million was attributable to CVRD Inco. The remaining US$441 million increase was driven primarily by the appreciation of the real and higher rail freight costs due to higher iron ore production at our MBR subsidiary, which uses the MRS railway to transport its iron ore to the port. The higher outsourced services costs also reflect increased waste material removal at our mines and higher costs for maintenance services.

•	Material costs. Material costs increased by 40.7% in 2006. Of the US$573 million increase, CVRD Inco contributed US$128 million. The remaining US$330 million increase primarily reflected higher volumes and the appreciation of the real against the U.S. dollar.

•	Acquisition of iron ore and pellets. Cost of iron ore and pellets purchased from other mining companies remained stable, as price increases more than offset declines in metric tons purchased. Iron ore purchased from third-party suppliers in 2006 decreased by 33.8% to 10.2 million metric tons in 2006 compared to 15.4 million metric tons purchased in 2005. We purchased 8.9 million metric tons of pellets from third parties in 2006, a decrease of 7.1% compared to 9.7 million metric tons purchased in 2005.

•	Acquisition of other products. Acquisition of other products increased by US$583 million in 2006, of which US$514 million was attributable to CVRD Inco. The remaining US$69 million was driven primarily by higher purchases of bauxite from third parties by Alunorte to supply the expanded operation of Alunorte’s Barcarena alumina refinery. We expect third-party bauxite purchases to decline following the start-up of the Paragominas mine in 2007.

•	Energy costs. Energy costs increased by 41.3% in 2006. Of the US$449 million increase, US$122 million was attributable to CVRD Inco. Electricity costs increased by US$167 million, of which US$31 million was attributable to CVRD Inco. The remaining increase in electricity costs primarily reflects 31.1% higher electricity prices for aluminum production, driven by the Albras electricity contract, under which a portion of the price is indexed to the LME price for aluminum, and by the consolidation of Valesul, which pays higher prices for its supply of electricity. The volume of electricity consumed also increased by 17.6%. Fuel costs increased by US$282 million, of which CVRD Inco accounted for US$91 million. The remaining US$191 million increase was driven by higher production, the appreciation of the real and higher prices.

•	Personnel costs. Personnel costs increased by 78.4%. Of the US$403 million increase, US$210 million was attributable to CVRD Inco. The remainder of the increase reflects the impact in 2006 of salary increases agreed in July 2005, an increase in the number of our employees as a result of our expansion projects and our consolidation of Valesul, the appreciation of the real against the U.S. dollar, and the payment of a special bonus to employees in August 2006. In July 2006, we agreed on a 3% wage increase that took effect in January 2007.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 40.0%. Of the US$233 million increase, US$62 million was attributable to CVRD Inco. The remainder of the increase resulted primarily from higher selling expenses due to the increase in sales volume, an annual increase in the salary of administrative employees and the appreciation of the real against the U.S. dollar.

Research and development expenses

Research and development expenses increased by 73.6%. Of the US$204 million increase, US$39 million was attributable to CVRD Inco. The remainder of the increase primarily reflects an increase in mineral exploration and project studies in several regions, including South America, Asia, Africa and Australia. The increase also includes US$25 million of expenses relating to the construction of a hydrometallurgical plant for processing copper.

Other costs and expenses

Other costs and expenses more than doubled. The US$299 million increase was primarily attributable to a US$171 million provision for mine closure and other environmental remediation matters, resulting from a comprehensive review.

Operating income by segment

The following table provides information concerning our operating income by segment and as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2006			2005
	Segment Operating Income (Loss)			Segment Operating Income (Loss)
	(US$ million)		(% of net operating	(US$ million)		(% of net operating
			revenues)			revenues)

Ferrous minerals
Iron ore	US$	5,168	53.0%	US$	4,085	57.0%
Pellets		630	33.3		661	33.0
Manganese ore		(49)	—		(11)	—
Ferroalloys		3	0.6		83	18.6
Non-ferrous minerals
Nickel and other products		411	14.6		—	—
Potash		28	20.7		44	31.9
Kaolin		—	—		(26)	—
Copper concentrate		464	61.1		146	38.1
Aluminum products
Alumina		294	26.7		37	7.3
Aluminum		631	51.9		395	48.3
Bauxite		—	—		5	9.3
Logistics
Railroads		274	32.9		173	23.5
Ports		64	29.5		65	33.2
Ships		(6)	—		(7)	—
Others		(275)	—		(218)	—

Total	US$	7,637	38.9%	US$	5,432	42.5%

Our operating income decreased as a percentage of net operating revenues from 42.5% in 2005 to 38.9% in 2006.

•	This decrease was driven primarily by decreases in the margins on our iron ore, manganese, ferroalloys and potash businesses, which, together with the impact of consolidating Inco and its operating margin of 14.6%, more than offset higher margins in our copper, alumina and aluminum businesses.

•	The decrease in margins in our iron ore business primarily reflects the impact of the appreciation of the real against the U.S. dollar, higher research and development expenditures, higher depreciation charges due to the expansion of our asset base and higher freight and other outsourced services costs. Together, these factors more than offset the impact of higher average selling prices.

•	Revenues and operating margins increased in our copper, alumina and aluminum businesses. In each of these segments, higher prices more than offset the production cost increases described above.

•	The significant margin declines in the manganese and ferroalloys segments are due to lower market prices for these products and the higher production costs described above.

•	The margin decline in the potash segment is due to the lower potash prices noted above and higher production costs due primarily to the appreciation of the real against the U.S. dollar.

•	The operating margin for nickel and other products reflects in part the impact of the purchase accounting adjustments relating to inventories described above.

Non-operating income (expenses)

The following table details our net non-operating income (expenses) for the periods indicated.

	Year Ended December 31,
	2006		2005
	(US$ millions)

Financial income	US$	327	US$	123
Financial expenses		(1,338)		(560)
Foreign exchange and monetary gains (losses) net		529		299
Gain on sale of investments		674		126

Non-operating income (expenses)	US$	192	US$	(12)

We had net non-operating revenues of US$192 million in 2006, compared to net non-operating expenses of US$12 million in 2005. This change primarily reflects:

•	Higher exchange rate gains on our net U.S. dollar-denominated liabilities caused by the exchange rate variation of CVRD Inco’s debt.

•	An increase in financial income, due mainly to higher interest rates and higher average cash balances.

•	An increase in financial expenses, principally due to a significant increase in average debt incurred in connection with the Inco acquisition.

•	A US$674 million gain on sales of investments in 2006, from the sale of our interest in Siderar (US$96 million gain), Usiminas (US$175 million gain), GIIC (US$338 million gain), Nova Era Silicon (US$9 million gain) and Gerdau (US$56 million gain), compared to gains in 2005 related to the sale of the Quebec-Cartier Mining Company (US$126 million gain).

Income taxes

In 2006, we recorded a net income tax expense of US$1,432 million, compared to US$880 million in 2005. The effective tax rate on our pretax income was 18.3% in 2006 and 16.2% in 2005. Our effective tax rate is lower than the statutory rate because (i) income of some non-Brazilian subsidiaries is subject to lower rates of tax, (ii) we are entitled to deduct the amount of our distributions that we characterize as interest on shareholders’ equity and (iii) we benefit from tax incentives applicable to our earnings on production in particular regions of Brazil.

Affiliates and joint ventures

Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments resulted in a gain of US$710 million in 2006, compared to a gain of US$760 million in 2005. The following table summarizes the composition of our equity in results of affiliates and joint ventures for the periods indicated.

	Year Ended December 31,
	2006		2005
	(US$ millions)

Equity in results of affiliates and joint ventures
Ferrous	US$	312	US$	435
Logistics		95		54
Aluminum products		76		65
Steel		201		197
Coal		26		9

Total equity in results of affiliates and joint ventures and provisions for losses	US$	710	US$	760

The change from 2005 to 2006 primarily reflected lower results in ferrous minerals because of the sale of GIIC and higher results in logistics because of better performance at MRS Logistica.

RESULTS OF OPERATIONS — 2005 COMPARED TO 2004

Revenues

Our gross operating revenues rose to US$13,405 million in 2005, a 58.1% increase over 2004. Our net operating revenues increased 58.6% to US$12,792 million in 2005. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

	Year Ended December 31,
	2005		2004		% Change
	(US$ million)

Iron ore	US$	7,396	US$	3,995	85.1%
Pellets		2,083		1,148	81.4

Subtotal		9,479		5,143	84.3
Manganese and Ferroalloys		571		701	(18.5)
Potash		149		124	20.2
Kaolin		177		164	7.9
Copper		391		201	94.5

Minerals and metals		10,767		6,333	70.0
Revenues from logistic services		1,216		877	38.7
Aluminum products		1,408		1,250	12.6
Other products and services		14		19	(26.3)

Gross revenues		13,405		8,479	58.1
Value-added tax		(613)		(413)	48.4

Net operating revenues	US$	12,792	US$	8,066	58.6%

Iron ore.  Gross revenues from iron ore increased 85.1%, from US$3,995 million in 2004 to US$7,396 million in 2005, driven primarily by a 66.3% increase in average selling prices and a 11.4% increase in shipments of iron ore. The price increases resulted mainly from the 71.5% rise in iron ore prices agreed with major steelmakers in February 2005, which was retroactive to January for most clients in Europe and to April for most clients in Asia. We also increased our shipments of iron ore by 23.1 million metric tons, or 11.4%, compared to 2004. The increase in shipments was made possible by higher production at our existing mines, initial production increases under capacity expansion projects at Capão Xavier and Fábrica

Nova, and an increase in iron ore purchases from third parties, from 15.9 million metric tons to 16.4 million metric tons, in response to strong demand growth.

Pellets.  Gross revenues from pellets increased by 81.4%, from US$1,148 million in 2004 to US$2,083 million in 2005. The increase was driven primarily by a 77.8% rise in average selling prices. The price increases reflect the 86.67% rise in pellet prices we established with major steelmakers in February 2005, which was retroactive to January for most clients in Europe and to April for most clients in Asia. Total shipments in 2005 of 28.5 million metric tons were 3.6% higher than the 27.5 million metric tons in the same period in 2004, primarily reflecting higher production at our pelletizing plants in response to demand.

Manganese ore and ferroalloys.  Gross revenues from sales of manganese ore and ferroalloys decreased 18.5%, from US$701 million in 2004 to US$571 million in 2005. Because of lower market prices for ferroalloys, we reduced production during 2005. See Item 5. Operating and financial review and prospects — Overview — Prices — Manganese ore and ferroalloys. As a result:

•	Gross revenues from ferroalloys decreased 21.0%, from US$625 million in 2004 to US$494 million in 2005, due to a 14.1% decrease in sales volume and an 11.5% decrease in average selling prices.

•	Gross revenues from manganese ore remained stable, at US$76 million in 2004 and US$77 million in 2005, reflecting an 11.2% increase in average selling prices and a 9.5% decrease in volume.

Potash.  Gross revenues from sales of potash increased 20.2%, from US$124 million in 2004 to US$149 million in 2005. The increase was driven by an 18.3% rise in average selling prices, reflecting strong demand. Sales volume increased by 1.6%.

Kaolin.  Gross revenues from sales of kaolin increased 7.9%, from US$164 million in 2004 to US$177 million in 2005, due principally to a 6.1% increase in average selling prices. Volume remained relatively stable.

Logistics services.  Gross revenues from logistics services increased 38.7%, from US$877 million in 2004 to US$1,216 million in 2005. The increase reflects the appreciation of the real, since our prices are generally denominated in reais, as well as price increases in reais. In particular:

•	Revenues from railroad transportation increased 44.0%, from US$612 million in 2004 to US$881 million in 2005. Average prices increased 50.0%. Volume shipped remained stable.

•	Revenues from port operations increased 32.9%, from US$173 million in 2004 to US$230 million in 2005. Average prices increased 25.7%. Volume increased 6.7%.

•	Revenues from shipping increased 14.1%, from US$92 million in 2004 to US$105 million in 2005. Average selling prices increased 25.0%. Volume decreased 5.0% due to operational problems with one of our ships.

Aluminum products.  Gross revenues from aluminum products increased 12.6%, from US$1,250 million in 2004 to US$1,408 million in 2005. The main drivers were:

•	An 11.4% increase in gross revenues from sales of aluminum, from US$739 million in 2004 to US$823 million in 2005. This increase was mainly driven by an 8.9% rise in average selling prices, reflecting strong worldwide demand for aluminum. Volume increased 4.0% due to production increases.

•	A 15.9% increase in gross revenues from sales of alumina, from US$458 million in 2004 to US$531 million in 2005. The increase in alumina gross revenues resulted from a 2.2% increase in sales volume and an increase in worldwide demand for alumina that drove a 13.5% increase in average selling prices.

•	Gross revenues from sales of bauxite remained stable, at US$54 million in 2005, compared to US$53 million in 2004. An 11.3% increase in average selling prices due to a general rise in worldwide bauxite prices was partially offset by an 8.3% decrease in volume, reflecting higher consumption of bauxite by our Alunorte subsidiary, which reduced the amount of bauxite available for sale to clients.

Copper.  Copper production at CVRD started in June 2004. Gross revenues from sales of copper nearly doubled to US$391 million in 2005 from US$201 million in 2004, when we had only seven months of copper production. The output from our Sossego copper mine in 2005 was lower than initially expected due to the need to replace equipment because of harder than expected rock conditions. The new equipment started to operate in the fourth quarter of 2005. Problems with the ball mill caused significant production decreases in the first quarter of 2006. We did not reach full capacity in 2006. Gross revenues in 2005 were also positively impacted by copper prices, which continue to post record levels, reflecting strong Chinese demand, disruptions in production worldwide and lower levels of reported inventories.

Other products and services.  Gross revenues from other products and services decreased 26.3%, from US$19 million in 2004 to US$14 million in 2005.

Operating costs and expenses

Like other mining and metals companies, we experienced high prices for equipment, replacement parts, energy, raw materials and services. The appreciation of the real against the U.S. dollar increased these pressures for us, because approximately 70% of our costs are denominated in reais.  The following table summarizes our operating costs and expenses for the periods indicated.

	Year Ended December 31,
	2005		2004		% Change
	(US$ million)

Cost of ores and metals	US$	4,620	US$	2,881	60.4%
Cost of logistic services		705		513	37.4
Cost of aluminum products		893		674	32.5
Others		11		13	(15.4)

Cost of goods sold		6,229		4,081	52.6
Selling, general and administrative expenses		583		452	28.5
Research and development		277		153	81.0
Other costs and expense		271		257	5.4

Total operating costs and expenses	US$	7,360	US$	4,943	48.9%

Cost of goods sold

General.  Total cost of goods sold increased 52.6%, from US$4,081 million in 2004 to US$6,229 million in 2005. This increase resulted primarily from the following factors:

•	The average value of the real increased 16.8% against the U.S. dollar in 2005 compared to the 2004. Because approximately 70% of our costs and expenses are denominated in reais, this led to increased U.S. dollar costs.

•	Material costs increased by US$646 million, or 58.3%, in 2005, driven primarily by the rise in the price of raw materials and fuel, as well as expanded production and an increase in prices for spare parts.

•	Outsourced services costs increased by US$670 million, or 82.4%, in 2005, driven primarily by higher sales volumes, increases in rail freight charges, increased waste material removal in the mines and higher prices for maintenance services.

•	Cost of iron ore and pellets purchased from other mining companies increased by 60.5%, reflecting price increases in 2005 as well as higher volumes purchased. Iron ore purchased from third party suppliers in 2005 increased to 16.4 million metric tons, 3.2% more than the 15.9 million metric tons purchased in 2004.

•	Energy costs increased by US$141 million, or 44.8%, in 2005 driven primarily by higher electricity prices under the Albras long-term energy supply contract. In addition to the basic price, the seller participates in earnings from our sale of primary aluminum when the price exceeds US$1,450.00 per metric ton, as registered at the London Metal Exchange (LME). The LME price has exceeded the threshold during the entire contract to date.

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

Cost of aluminum products.  Cost of aluminum products increased by 32.5%, from US$674 million in 2004 to US$893 million in 2005, primarily reflecting higher prices for the bauxite Alunorte acquires from MRN, higher fuel prices, and higher prices under the Albras long-term energy supply contract.

Cost of other products and services.  Cost of other products and services decreased from US$13 million 2004 to US$11 million in 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 28.9%, from US$452 million in 2004 to US$583 million in 2005. The increase resulted primarily from higher selling expenses due to the increase in sales volume, an annual increase in the salary of administrative employees and the appreciation of the real against the U.S. dollar.

Research and development expenses

Research and development expenses increased by 81.0%, from US$153 million in 2004 to US$277 million in 2005, due to increase in mineral exploration and project studies in several regions, including South America, Asia, Africa and Australia.

Other costs and expenses

Other costs and expenses increased from US$257 million in 2004 to US$271 million in 2005.

Operating income by segment

The following table provides information concerning our operating income by segment and as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2005			2004
	Segment Operating Income (Loss)			Segment Operating Income (Loss)
	(US$ million)		(% of segment net	(US$ million)		(% of segment net
			operating revenues)			operating revenues)

Ferrous minerals
Iron ore	US$	4,085	57.0%	US$	1,836	47.5%
Pellets		661	33.0		268	24.3
Manganese ore		(11)	—		26	36.1
Ferroalloys		83	18.6		243	42.2
Non-ferrous minerals
Gold		—	—		(2)	—
Potash		44	31.9		53	48.6
Kaolin		(26)	—		51	32.3
Copper		146	38.1		92	46.5
Aluminum products
Alumina		37	7.3		71	16.1
Aluminum		395	48.3		435	59.1
Bauxite		5	9.3		5	9.4
Logistics
Railroads		173	23.5		150	29.3
Ports		65	33.2		51	35.4
Ships		(7)	—		(39)	—
Others		(218)	—		(117)	—

Total	US$	5,432	42.5	US$	3,123	38.7

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
	(US$ million)

Financial income	US$	123	US$	82
Financial expenses		(560)		(671)
Foreign exchange and monetary gains (losses) net		299		65
Gain on sale of investments		126		404

Non-operating income (expenses)	US$	(12)	US$	(120)

We had net non-operating expenses of US$12 million in 2005, compared to net non-operating expenses of US$120 million in 2004. This change primarily reflects:

•	The positive impact of exchange rate movements on our net U.S. dollar-denominated liabilities caused by the appreciation of the real, which was 11.0% in 2005 and 8.1% in 2004.

•	An increase in financial income from US$82 million in 2004 to US$123 million in 2005 due mainly to an increase in treasury funds invested.

•	A decrease in financial expenses from US$671 million in 2004 to US$560 million in 2005, principally due to a reduction in average debt.

•	A gain on sale of investments in 2005 of US$126 million due to the sale of the Quebec Cartier Mining Company in July 2005, compared to a gain of US$404 million in 2004, due to the sale of CST.

Income taxes

In 2005, we recorded a net income tax expense of US$880 million, compared to US$749 million in 2004. The effective tax rate on our pretax income was 16.2% in 2005 and 24.9% in 2004. Our effective tax rate is lower than the statutory rate because (i) income of some non-Brazilian subsidiaries is subject to lower rates of tax, (ii) we are entitled to deduct the amount of our distributions that we characterize as interest on shareholders’ equity and (iii) we benefit from tax incentives applicable to our earnings on production in particular regions of Brazil. The effective tax rate decreased in 2005 because a higher proportion of our income was generated by non-Brazilian subsidiaries or was eligible for tax incentives.

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

	Year Ended December 31,
	2005		2004
	(US$ million)

Equity in results of affiliates and joint ventures and provision for losses on equity investments
Ferrous	US$	435	US$	170
Logistics		54		33
Aluminum products		65		71
Steel		197		271
Coal		9		—
Others		—		(3)

Total equity in results of affiliates and joint ventures and provisions for losses	US$	760	US$	542

Ferrous Minerals.  Our equity in the results of iron ore and pellet affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$435 million in 2005, compared to a gain of US$170 million in 2004. The improvements at each of these affiliates were due to strong demand in the market for iron ore and pellets and higher prices.

Logistics.  In 2005, our equity in the results of logistics affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$54 million, compared with a gain of US$33 million in 2004, reflecting improved results at MRS Logística S.A.

Aluminum products.  Our equity in the results of our aluminum affiliates and joint ventures and provisions for losses on equity investments was US$65 million in 2005, compared to US$71 million in 2004. This decrease resulted primarily from lower results at Valesul due to higher fuel and energy costs, which more than offset improved results at MRN.

Steel.  In 2005, we recorded a net gain of US$197 million with respect to our equity in the results of steel affiliates and joint ventures, compared to a net gain of US$271 million in 2004. The decrease primarily reflects the impact of the sale of CST in 2004 and declining results at CSI in 2005, both of which were partially offset by improved 2005 performance at Usiminas resulting primarily from higher average selling prices.

Coal.  In 2005, we recorded equity in the results of our Longyu coal joint venture of US$9 million. In January 2006, CVRD received its first trial shipment of coal, approximately 40,000 metric tons, from China to Brazil.

LIQUIDITY AND CAPITAL RESOURCES

Overview

In the ordinary course of business, our principal uses of funds are: capital expenditures, dividend payments and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash and cash equivalents on hand, will continue to be adequate to meet our anticipated capital requirements.

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

Borrowings under our senior acquisition facility in connection with the acquisition of Inco and refinancing of those borrowings, together with debt of CVRD Inco, have led to a significant increase in the amount of our consolidated outstanding indebtedness and related debt service requirements. At December 31, 2006, we had US$21,833 million of long-term debt outstanding, compared with US$4,932 million of long-term debt outstanding at the end of 2005. Our financial expenses have increased as a result of these borrowings.

We financed the purchase price for Inco and related transaction expenses using drawings of US$14,600 million under our acquisition facility (all in 2006) and cash on hand. We began refinancing the acquisition facility in November 2006, and by December 31, 2006 we had arranged the refinancing of 84% of the amount originally drawn. We paid off the acquisition facility in full at the end of April 2007. The principal sources of funds were the following:

•	A US$3,750 million issuance of 10-year and 30-year guaranteed notes by our finance subsidiary Vale Overseas Limited that closed in November 2006;

•	A US$2,544 million issuance of four-year and seven-year real-denominated non-convertible debentures that closed in December 2006; and

•	A US$6,000 million issuance of five-year and seven-year pre-export finance transaction that closed in December 2006.

In 2007, in addition to the refinancing of the remaining balance of our acquisition facility, we expect our major cash needs to include repayment of long-term debt maturing during 2007, budgeted capital expenditures of US$7,351 million, announced minimum dividend payments for 2007 of US$1,650 million and the US$656 million purchase price for the acquisition of AMCI described below. We expect to meet these cash needs primarily through a combination of operating cash flow and cash and cash equivalents on hand.

Sources of funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flow from operating activities. At December 31, 2006, we had cash and cash equivalents of US$4,448 million. Our operating activities generated positive cash flows of US$7,232 million in 2006.

In addition, CVRD has committed credit facilities for the purpose of improving the efficiency of its cash management and reducing debt refinancing risks during moments of instability in financial markets. We currently have a committed credit facility of US$650 million that is available through May 2007, with an amortization period if drawn down of two years, and a US$500 million revolving credit line that is available through 2011. In May 2007, we concluded an agreement for a new revolving credit line in the amount of US$650 million. We have not used any of the funds available under either our committed or revolving credit facilities. CVRD Inco also has a revolving credit facility of US$750 million that is available through 2011. Currently, US$642 million is available under this credit facility, as the remaining portion has been used. Subject to the lender’s approval, certain commitments under the facility may be extended for an additional one-year period on each anniversary date. At December 31, 2006 there were no amounts drawn under the revolving credit facility. However, two letters of credit totaling US$108 million were issued and outstanding under this facility. We generated a total of US$837 million in cash through disposals of investments in 2006. On May 7, 2007, we closed a transaction for the sale of Usiminas shares for US$728 million.

We believe we are well positioned to raise additional capital, given our access to global capital markets and our investment grade rating. Following our acquisition of Inco, Moody’s confirmed our Baa3 foreign currency rating, Dominion Bond Rating Services confirmed our BBB (high) rating, Fitch Ratings confirmed our BBB- rating, and Standard & Poor’s downgraded our rating from BBB+ to BBB and placed us on credit watch with negative implications. In February 2007, Standard & Poor’s removed us from credit watch and affirmed our BBB rating.

Uses of funds

Acquisitions

In 2006, we used cash of US$13,201 million, net of cash acquired, to acquire subsidiaries. This amount includes cash used to acquire Inco in October 2006 as well as cash used to acquire the remaining 45.5% stake in Valesul for US$28 million in July 2006. In April 2007, we acquired AMCI Holdings Australia Pty-AMCI HA for US$656 million, excluding net debt. In May 2007, we increased our stake in EBM to 86.25% for US$231 million. EBM’s main asset is a 51% stake in our subsidiary MBR, in which we already had an 89.9% interest. We simultaneously entered into a usufruct agreement with respect to the 13.75% of EBM’s total capital that we do not own, which grants us all rights and obligations with respect to these shares during the next 30 years and consequently entitles us to 100% control of MBR. In exchange, we will pay US$61 million plus an annual fee of US$48 million to the owners of the shares.

Capital expenditures

Capital expenditures amounted to US$4,538 million in 2006. In 2007, we have budgeted US$7,351 million for capital expenditures. This amount includes expenditures on projects as well as expenditures for maintenance and exploration. For more information about the specific projects for which we have budgeted funds, see Item 4. Information on the company — Capital expenditures.

Dividends

We paid total dividends and interest on shareholders’ equity of US$1,300 million in 2006. The announced minimum dividend amount for 2007 is US$1,650 million. The first installment of this dividend was approved by our Board of Directors in the amount of US$825 million and was paid on April 30, 2007. See Item 8. Financial information — Dividends and interest on shareholders’ equity.

Share buyback

We repurchased our preferred shares in the open market from June through August 2006, pursuant to an announced repurchase program limited to 5% of our preferred shares. We repurchased a total of 15,149,600 shares under this program at a cost of US$301 million.

Debt

At December 31, 2006, we had an aggregate outstanding debt of US$22,581 million, consisting of short-term debt of US$1,459 million (including US$711 million in current portion of long-term debt and US$25 million of loans from related parties), and long-term debt (excluding current portion) of US$21,122 million. At December 31, 2006, approximately US$909 million of our debt was secured by liens on some of our assets.

Our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with foreign and Brazilian financial institutions.

Our major categories of long-term indebtedness (including the current portion of long-term debt and excluding accrued charges) are as follows:

•	U.S. dollar-denominated loans and financing (US$10,814 million at December 31, 2006). These loans include export financing lines, import finance from export credit agencies, and loans from commercial banks and multilateral organizations. They also included our acquisition facility for CVRD Inco, which was repaid in April 2007. The loans generally bear floating rate interest at spreads over LIBOR. The amount outstanding at December 31, 2006 does not include US$6,000 million drawn under a pre-export finance transaction in January 2007, proceeds of which were used to repay part of the drawings under our senior acquisition facility.

•	U.S. dollar-denominated fixed rate notes (US$6,897 million at December 31, 2006). We have issued several series of fixed-rate bonds through our finance subsidiary Vale Overseas Limited with a CVRD guarantee. These include the US$3,750 million of fixed-rate bonds issued in November 2006 to refinance a portion of the drawings under the senior acquisition facility.

•	U.S. dollar-denominated loans secured by future export receivables (US$345 million at December 31, 2006). We have a US$550 million securitization program based on existing and future receivables generated by our subsidiary CVRD Overseas Ltd from exports of iron ore and pellets to six of our customers in Europe, Asia and the United States. The securitization transaction is divided into three fixed-rate tranches and one floating-rate tranche.

•	Brazilian reais-denominated non-convertible debentures (US$2,774 million at December 31, 2006). In November 2006, we issued non-convertible debentures in the amount of approximately US$2,500 million, in two series, with four- and seven-year maturities. The first series, approximately US$700 million, matures in 2010 and bears interest at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate. The second series, approximately US$1,800 million, matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year. Proceeds from these issuances were used to repay part of the drawings under our senior acquisition facility.

•	Perpetual notes (US$86 million at December 31, 2006). We have issued perpetual notes that are exchangeable for 48,000 million preferred shares of MRN. Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares.

•	Other domestic debt. (US$728 million at December 31, 2006). We have several Brazilian loans, principally from BNDES and commercial banks, most of which are linked to floating rates in Brazil, with the balance mainly linked to U.S. dollars.

Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, net debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of December 31, 2006, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent company level.

SHAREHOLDER DEBENTURES

At the time of the first stage of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders. The terms of the debentures were established to ensure that our pre-privatization shareholders, including the Brazilian government, would participate alongside us in potential future financial benefits that we derive from exploiting certain mineral resources that were not taken into account in determining the minimum purchase price of our shares in the privatization. In accordance with the debentures deed, holders have the right to receive semiannual payments equal to an agreed percentage of our net revenues (revenues less value-added tax, transport fee and insurance expenses related to the trading of the products) from certain identified mineral resources that we owned at the time of the privatization, to the extent that we exceed defined thresholds of sales volume relating to certain mineral resources, and from the sale of mineral rights that we owned at that time. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted. Based on current production levels and estimates for new projects, we began payments relating to copper resources in 2004 and expect to start payments relating to iron ore resources beginning in approximately 2016 for the Northern System and approximately 2028 for the Southeastern System, and payments related to other mineral resources at the end of the current decade.

The total payments made under the shareholder debentures amounted to US$2 million in 2004, relating to 2003 results. The total payments made under the shareholder debentures amounted to US$5 million in 2005, relating to 2004 results. In 2006, we made total payments under the shareholder debentures in the amount of US$6 million. We also made a payment of US$6 million in March 30, 2007, relating to the second half of 2006 results. See Note 18 to our consolidated financial statements for a description of the terms of the debentures.

CONTRACTUAL OBLIGATIONS

The following table summarizes our long-term debt, short-term debt, operating lease obligations, purchase obligations and Alunorte take-or-pay obligations at December 31, 2006. This table excludes other obligations that we may have, including pension obligations (discussed in Note 17 to our consolidated financial statements).

	Payments Due by Period
	Total		Less Than 1 Year		2008-2009		2010-2011		Thereafter
	(US$ million)

Long-term debt	US$	21,833	US$	711	US$	8,990	US$	1,792	US$	10,340
Short-term debt		723		723		—		—		—
Interest payments(1)		12,005		1,186		1,880		1,371		7,568
Operating lease obligations		1,129		48		96		96		889
Purchase obligations(2)		12,292		3,653		2,668		1,398		4,573
Take-or-pay obligation (MRN)(3)		647		252		395		—		—

Total	US$	48,629	US$	6,573	US$	14,029	US$	4,657	US$	23,370

(1)	Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2006 and assuming (i) that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payments dates, and (ii) that our perpetual bonds are redeemed on the first permitted redemption date.

(2)	Amounts, including for purchases of iron ore from mining companies located in Brazil, are based on 2006 prices.

(3)	We are committed under a take-or-pay agreement to purchase bauxite from MRN at a price that is determined by a formula based on prevailing world prices of aluminum.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2006, our off-balance sheet arrangements consisted primarily of the following.

•	At December 31, 2006, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$3 million denominated in U.S. dollars. We expect no losses to arise as a result of these guarantees. We have made fee charges for extending these guarantees in the case of Samarco. See Note 18 to our consolidated financial statements for more information concerning these guarantees.

•	We have provided a guarantee covering certain termination payments to the supplier under an electricity supply agreement entered into in October 2004 for our Goro project in New Caledonia. The amount of the termination payment depends on a number of factors. If Goro defaults under the agreement, termination payments could reach up to an amount of Euro 145 million. Once the supply of electricity under the agreement begins, the guaranteed amounts will decrease over the life of the agreement.

•	In connection with the Girardin tax-advantaged lease financing related to the Goro project, we have provided certain guarantees pursuant to which we have guaranteed payments up to a maximum amount of US$100 million.

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

Mineral reserves and life of mines

We regularly evaluate and update our estimates of proven and probable mineral reserves. Our proven and probable mineral reserves are determined using generally accepted estimation techniques. Calculating our reserves requires us to make assumptions about future conditions that are highly uncertain, including future ore prices, foreign currency exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some or all of these assumptions could have a significant impact on our recorded proven and probable reserves.

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

SFAS 143, “Accounting for Asset Retirement Obligations,” requires that we recognize a liability for the fair value of our estimated asset retirement obligations in the period in which they are incurred, if a reasonable estimate can be made. We consider the accounting estimates related to reclamation and closure costs to be critical accounting estimates because:

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

Our Environmental Department developed a guide that defines the rules and procedures that should be used to evaluate our asset retirement obligations. The future costs of retirement of all of our mines and sites are estimated annually, considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate. At December 31, 2006, we estimated the fair value of our aggregate total asset retirement obligations to be approximately US$676 million.

Impairment of long-lived assets and goodwill

We have made acquisitions that included a significant amount of goodwill, intangible and tangible assets. Under generally accepted accounting principles, except for goodwill and indefinite-life intangible assets, these assets are amortized over their estimated useful lives, and are tested to determine if they are recoverable from operating earnings on an undiscounted cash flow basis over their useful lives whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results of entities or business units acquired;

•	significant changes in the manner in which we use the acquired assets or our overall business strategy; or

•	significant negative industry or economic trends.

When we determine that the carrying value of definite-life intangible assets and long-lived assets may not be recoverable based upon verification of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Beginning in 2002 we ceased to amortize the goodwill balance that existed at December 31, 2001. We are required to assign goodwill to reporting units and test each reporting unit’s goodwill for impairment at least annually, which we perform on September 30 of each year. In the first step of the test we compare a reporting unit’s fair value and carrying amount to identify any potential goodwill impairment loss. If the carrying amount of a reporting unit exceeds the unit’s fair value, we must carry out the second step of the impairment test to measure the amount, if any, of the unit’s goodwill impairment loss. Goodwill arising from a business combination with a continuing noncontrolling interest must be tested for impairment by using an approach that is consistent with the approach that the entity used to measure the noncontrolling interest at the acquisition date. For equity investees we determine annually whether there is an other-than-temporary decline in the fair value of the investment.

Purchase price allocation

As of December 31, 2006 we had acquired 87.73% of the outstanding shares of Inco Limited, for total consideration of US$15,009 million, generating US$3,876 million of estimated goodwill, after recognition of the identifiable (tangible and intangible) assets and liabilities acquired at their respective fair values. SFAS No. 142, “Goodwill and Other Intangible Asset,” was applied in connection with our acquisition, and no amortization of the goodwill generated as a result of this acquisition has been recorded.

We use the “purchase method” to account for our business combination transactions, which requires that we reasonably determine the fair value of the identifiable assets and liabilities of acquired companies individually, in order to determine the amount of goodwill to be recognized as an intangible asset. Upon the acquisition of assets, which include rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

The preliminary purchase price allocations based on the fair values of acquired assets and liabilities were based on management’s preliminary internal valuation estimates. Such allocations will be finalized based on valuation and other studies underway, performed by us with the assistance of external valuation specialists. Accordingly, the purchase price allocation adjustments recognized in our consolidated financial statements as of December 31, 2006 are preliminary and subject to revision, which could be material.

Derivatives and hedging activity

SFAS 133, “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137, SFAS 138 and SFAS 149, requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income (outside net income), in the latter case depending on whether a transaction is designated as an effective hedge. We have not designated any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in current net income. If we had designated our hedging instruments as permitted under SFAS 133, there would have been corresponding fair value adjustments, for certain of our hedging instruments, to the related hedged items in the case of fair value hedges or directly to shareholders’ equity in the case of cash flow hedges. In 2006, we recorded a charge of US$116 million in relation to fair value adjustments on derivative instruments.

Income taxes

In accordance with SFAS 109, “Accounting for Income Taxes,” we recognize deferred tax effects of tax loss carryforwards and temporary differences in our consolidated financial statements. We record a valuation allowance when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

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

We account for contingencies in accordance with SFAS 5, “Accounting for Contingencies,” which requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that a future event will confirm that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In particular, given the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. By their nature contingencies will only be resolved when one or more future events occur or fail to occur — and typically those events will occur a number of years in the future. Assessing such liabilities, particularly in the uncertain Brazilian legal environment, inherently involves the exercise of significant management judgment and estimates of the outcome of future events.

The provision for contingencies at December 31, 2006, totaling US$1,641 million, consists of provisions of US$378 million, US$260 million, US$972 million and US$31 million for labor, civil, tax and other claims, respectively.

Employee post-retirement benefits

We sponsor a defined benefit pension plan covering some of our retirees. We account for these benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and amendments.

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

Under Brazilian corporation law, the Board of Directors must have at least three members. Each director and his or her respective alternate are elected at a general shareholders’ meeting and are subject to removal at any time. Our bylaws state that the Board of Directors consists of eleven members and eleven alternates. Our employees have the right to appoint one director and an alternate. Under Brazilian corporation law, members of the Board of Directors must be shareholders of CVRD. Members of the Board of Directors are elected for two-year terms and can be re-elected. Each alternate director serves on behalf of a specific board member. In the absence of the director for whom an alternate director is acting, that alternate director may attend and vote at meetings of the Board of Directors.

Ten of our 11 current directors and nine of our current alternate directors were appointed to their positions by Valepar, our principal shareholder, pursuant to Valepar’s shareholders’ agreement and the provisions of Brazilian corporation law. For a description of the procedures under which our directors are elected, see Item 10. Additional information — Memorandum and Articles of Incorporation — Common shares and preferred shares — General.  For a description of Valepar’s shareholders’ agreement, see Item 7. Major shareholders and related party transactions — Major shareholders — Principal shareholder.

Directors of CVRD

The table below lists the current members of the Board of Directors. All of our directors were elected or re-elected, as the case may be, in 2007, and their terms will expire in 2009. In addition, Demian Fiocca has been elected as director, but he has not yet assumed office. The alternate position corresponding to Mr. Francisco Augusto da Costa e Silva is vacant.

	Year First
	Elected	Position	Age

Sérgio Ricardo Silva Rosa(1)	2003	Chairman	47
José Ricardo Sasseron(1)	2007	Director	51
Jorge Luiz Pacheco(1)	2003	Director	52
Sandro Kohler Marcondes(1)	2007	Director	43
Mário da Silveira Teixeira Júnior	2003	Vice-Chairman	61
Renato da Cruz Gomes(1)	2001	Director	54
Hiroshi Tada(1)	2005	Director	62
Oscar Augusto de Camargo Filho(1)	2003	Director	69
João Batista Cavaglieri(2)	2007	Director	51
Francisco Augusto da Costa e Silva(1)	2005	Director	58

(1)	Appointed by Valepar and approved at the annual shareholders’ meeting.

(2)	Appointed by our employees and approved at the annual general shareholders’ meeting.

The table below lists the alternate members of the Board of Directors.

	Year First
	Elected	Position	Age

Sérgio Ricardo Lopes de Farias(1)	2005	Alternate Director	42
Rita de Cássia Paz Andrade Robles(1)	2005	Alternate Director	40
Luiz Mariano de Campos(1)	2007	Alternate Director	65
José Mauro Guahyba de Almeida(1)	2005	Alternate Director	62
João Moisés de Oliveira(1)	2000	Alternate Director	62
Luiz Carlos de Freitas(1)	2007	Alternate Director	54
Hidehiro Takahashi(1)	2005	Alternate Director	51
Wanderlei Viçoso Fagundes(1)	2003	Alternate Director	61
Paulo Soares de Souza(2)	2007	Alternate Director	43
Caio Marcelo de Medeiros Melo(1)	2007	Alternate Director	34

(1)	Appointed by Valepar and approved at the annual shareholders’ meeting.

(2)	Appointed by our employees and approved at the annual general shareholders’ meeting.

Below is a summary of the business experience, areas of expertise, and principal outside business interests of our current directors.

Sérgio Ricardo Silva Rosa.  Mr. Rosa joined our Board of Directors in April 2003 and was designated as Chairman in May 2003. Mr. Rosa is currently the chief executive officer of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil, or Previ, where he has been an executive officer since 2000. He is also a director of Valepar and chief executive officer of Litel Participações S.A. Mr. Rosa has been a director of Brasil Telecom Participações since December 2000, and of Sauípe S.A. since May 2001. Prior to joining Previ, Mr. Rosa served as President of the Confederação Nacional dos Bancários from June 1994 to May 2000. From

January 1995 to December 1996, Mr. Rosa was an alderman of the municipality of São Paulo. He received his degree in journalism from Universidade de São Paulo.

José Ricardo Sasseron.  Mr. Sasseron joined our Board of Directors in April 2007. Mr. Sasseron began his career in 1980 at Banco do Brasil. From 1996 to 1998, he was chairman of the fiscal council of Previ. In 2001, he was a member of the Conselho de Gestão e Previdência Complementar (CGPC) and was president of the Associação Nacional dos Participantes de Fundo de Pensão (ANAPAR). From 2005 to 2007, he was chairman of the board of directors of Sauípe S.A., and in 2004 he returned to Previ, where he was a member of the Conselho Deliberativo until 2006. Mr. Sasseron is currently an officer of Previ. He received his bachelor’s degree in history from the Universidade de São Paulo.

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

Sandro Kohler Marcondes.  Mr. Marcondes joined our Board of Directors in April 2007. He is currently an officer of Banco do Brasil, where he has worked in various capacities both in Brazil and abroad since 1982. Since 2005, he has been an officer of BB Leasing, Banco do Brasil Securities in New York, BB Securities in London and BB Tur. Mr. Marcondes received his bachelor’s degree in business administration from the Universidade Estadual de Guarapuava and a master’s degree from the Fundação Getulio Vargas in São Paulo.

Renato da Cruz Gomes.  Mr. Gomes joined our Board of Directors in April 2001. Mr. Gomes has been an executive officer of Bradespar S.A. since 2000. From 1976 through 2000, Mr. Gomes held a variety of positions within BNDES and has participated on the boards of directors of many companies, in the last 15 years, namely Aracruz, Iochpe Maxíon, Bahia Sul, Globo Cabo and Latasa. He was also a member of the advisory board of Fator Sinergia — Fundo de Investimento de Valores Mobiliários em Ações and the investment committee of Bradesco Templeton Value and Liquidity Fund. Mr. Gomes has been an executive officer of Valepar since April 2001 and is a member of Valepar’s Board of Directors. He received his degree in engineering from Universidade Federal do Estado do Rio de Janeiro — UFRJ, and his post-graduate degree in management development from SDE.

Mário da Silveira Teixeira Júnior.  Mr. Teixeira joined our Board of Directors in May 2003. In July 1971, Mr. Teixeira joined Bradesco S.A. Corretora de Títulos e Valores Mobiliários, where he served as an executive officer from March 1983 to January 1984, when he was appointed as head department officer of Banco Bradesco S.A. In 1992 he became managing officer, in 1998 vice-president and from March 1999 until July 2001 he was a member of the Board of Directors. From July 2001 to March 2002, Mr. Teixeira was CEO of Bradespar and, in March 2002, he returned to the Board of Directors of Banco Bradesco S.A. In addition, he is a director of Valepar, VBC Participações S.A., VBC Energia S.A., Companhia Paulista de Força e Luz — CPFL, CPFL Energia S.A., CPFL Geração de Energia S.A., Companhia Piratininga de Força e Luz, Vice-chairman of the Board of Directors of Banco Bradesco S.A., non-voting member of the Managing Board of Banco Espírito Santo S.A., located in Lisbon, Portugal, and Vice-chairman of the Board of Directors of BES Investimento do Brasil S.A. — Banco de Investimento. He also served as Vice-President of ANBID — Associação Nacional dos Bancos de Investimento, member of the Management Board of ABRASCA — Associação Brasileira das Companhias Abertas, and director of Companhia Siderúrgica Nacional — CSN, Latasa S.A., Globo Cabo S.A., São Paulo Alpargatas S.A. and Tigre S.A. Tubos e Conexões. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University, São Paulo.

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

João Batista Cavaglieri.  Mr. Cavaglieri joined the Board of Directors in April 2007. Since 1990, Mr. Cavaglieri has been a union leader, and in 1996 he became president of the Espírito Santo and Minas Gerais Railway Employees Union, which represents the employees living in Vitória and along Estrada de Ferro Vitória-Minas (EFVM).

Francisco Augusto da Costa e Silva.  Mr. Costa e Silva joined our Board of Directors in April 2005. He is also a partner of Bocater, Camargo, Costa e Silva — Advogados Associados, a law firm in Rio de Janeiro. Mr. Costa e Silva also serves as a director of Banco do Brasil S.A., Comitê de Ética de Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (APIMEC), and the development committee of Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ). He started his career at Banco Nacional do Desenvolvimento Econômico e Social — BNDES, where he held a variety of positions, including executive officer. Previously, he served on the Board of Directors of several companies and entities namely Solpart Participações S.A., Aracruz Celulose S.A., Pisa Papel de Imprensa S.A., Fundação de Assistência e Previdência Social do BNDES — FAPES and Rio de Janeiro Stock Exchange — BVRJ. Mr. Costa e Silva also served as President of the CVM and of the Council of Securities Regulators of the Americas — COSRA, joined Comissão da Moeda e do Crédito — COMOC and the Supplemental Pension Plan Council and served on the executive committee of the International Organization of Securities Commissions — IOSCO. Mr. Costa e Silva received his law degree from Universidade do Estado da Guanabara, currently Universidade do Estado do Rio de Janeiro — UERJ, and his MBA degree from COPPEAD, at Universidade Federal do Rio de Janeiro — UFRJ.

EXECUTIVE OFFICERS

Overview

The executive officers are our legal representatives and are responsible for day-to-day operations and the implementation of the general policies and guidelines set forth by the Board of Directors. Our bylaws provide for a minimum of six and a maximum of nine executive officers. The Board of Directors appoints executive officers for two-year terms and may remove them at any time. According to Brazilian corporation law, executive officers must be Brazilian residents. The executive officers hold regularly scheduled meetings on a weekly basis and hold additional meetings when called by any executive officer.

Executive officers

The table below lists our current executive officers. The term of each of our executive officers expires in 2007.

	Year of
	Appointment	Position	Age

Roger Agnelli	2001	Chief Executive Officer	48
Fabio de Oliveira Barbosa	2002	Chief Financial Officer	46
José Carlos Martins	2004	Executive Officer (Ferrous Minerals)	57
Murilo Ferreira	2005	Executive Officer (Nickel, Marketing & Sales of Copper and Aluminum)	53
José Auto Lancaster Oliveira	2004	Executive Officer (Copper, Coal & Aluminum)	60
Eduardo de Salles Bartolomeo	2006	Executive Officer (Logistics)	42
Gabriel Stoliar	1997	Executive Officer (Planning & Business Development)	53
Carla Grasso	2001	Executive Officer (Human Resources and Corporate Services)	45
Tito Botelho Martins	2006	Executive Officer (Corporate Affairs & Energy)	44

We have summarized below the experience, areas of expertise, and principal outside business interests of our current executive officers.

Roger Agnelli.  Mr. Agnelli was appointed CEO and President of CVRD in July 2001. Prior to his appointment, he was the Chairman of the Board of Directors of CVRD from May 2000 until July 2001. Mr. Agnelli developed his professional career at the Bradesco financial group from 1981 to 2001, where he reached the position of executive director of Banco Bradesco in 1998, remaining in that office until the year 2000; he was also President and CEO of Bradespar from March 2000 to July 2001. Due to his activities in the areas of investment, mergers and acquisitions, and asset management, he was a member of the board of directors of several major companies in Brazil, such as Companhia Paulista de Força e Luz, Companhia Siderúrgica Nacional, Latas de Alumínio S.A. — LATASA, VBC Energia, Brasmotor, Mahle Metal Leve, Rio Grande Energia and Serra da Mesa Energia. Mr. Agnelli also was a director of UGB Participações and Vice-President of ANBID — Brazil’s National Association of Investment Banks. He is a member of the Economic and Social Development Council (CDES), an advisory body to the President of Brazil, and a member of the International Investments Council, formed to advise the President of the Republic of South Africa, Dr. Thabo Mbeki. Mr. Agnelli is a member of the board of directors of Asea Brown Boveri (ABB), Spectra Energy Corporation and Suzano Petroquímica S.A and vice-president of the board of the Brazilian Symphonic Orchestra and vice-president of the Centro Industrial of Rio de Janeiro. He recently became a member of the International Advisory Committee of the New York Stock Exchange (NYSE), a member of the board of directors of Petrobras — Petróleo Brasileiro S.A. and a member of the Conselho Consultivo do Setor Privado — Conex. Mr. Agnelli has a degree in economics from the Fundação Armando Álvares Penteado, in São Paulo, Brazil.

Fabio de Oliveira Barbosa.  Mr. Barbosa was appointed as our chief financial officer in May 2002. Until May 2006, he was the Chairman of the Board of Directors of CAEMI. Prior to that, Mr. Barbosa served as a member of our Board of Directors from April 2000 to March 2002. Previously, he served as chairman of the Board of Directors of BANESPA — Banco do Estado de São Paulo S.A., and also served as a board member of the following companies: Banco do Brasil S.A., Caixa Econômica Federal, CST and TELESP — Telecomunicações de São Paulo. Prior to joining us, Mr. Barbosa has served as secretary of the National Treasury at the Ministry of Finance since July 1999, after serving as assistant secretary in the previous four years. From 1992 to 1995, he served as advisor to the Executive Board of the World Bank, in Washington D.C. From 1990 to 1992, he was Deputy and Head of the Fiscal Policy Unit at the Ministry of Economy and Finance. From 1988 to 1990, he was economic advisor and head of the Economic Analysis Unit, both at the Ministry of Planning. Prior to that time, Mr. Barbosa held a variety of positions at the Ministry of Industry and Commerce, the Paraná State Development Institute, the Ministry of Labor and the Institute for Applied Economic Research. He has a B.A. degree in Economics from Universidade Federal de Minas Gerais and a M.A. (abd) in Economics from the Universidade de Brasília (UnB).

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

Murilo Ferreira.  Mr. Ferreira was appointed CVRD Inco’s President and Chief Executive Officer in January 2007 and continues to serve on the CVRD Executive Board. He oversees the Company’s nickel business, as well as marketing and sales of copper and aluminum products. He previously served as an executive officer of our holdings, energy and business development areas. He joined us in 1977 and has vast experience in several areas of CVRD, particularly aluminum and ferroalloys. In 1998 he was appointed executive officer of commerce and finance at Vale do Rio Doce Alumínio S.A. — ALUVALE, a holding company of CVRD that was merged into CVRD in December 2003. Mr. Ferreira was the CEO of

ALBRAS — Alumínio Brasileiro S.A. Aside from being the Director of the Department of Aluminum since December 2003, Mr. Ferreira is also a member of the Board of Directors of MRN — Mineração Rio do Norte S.A., Valesul Alumínio S.A. and ALUNORTE — Alumina do Norte do Brasil S.A. Mr. Ferreira has a B.A. degree from Escola de Administração de Empresas, Fundação Getulio Vargas (FGV), and an MBA from EBAP-FGV.

José Auto Lancaster Oliveira.  Mr. Oliveira was appointed as an executive officer of our non-ferrous minerals division in September 2004 and currently oversees the Company’s coal business and aluminum operations. He is also a member of the Board of Directors of Canico Resources Corp. and an officer of Compañia Minera Andino Brasileira Ltd., Compañia Minera Latino Americana Ltda., Tethys Mining LLC and Vale do Rio Doce Kaolin S.A. — Valekao. Previously, Mr. Oliveira served as CEO of Mineração Serra do Sossego S.A., and exploration manager of the Brazilian subsidiary of British Petroleum. He graduated from the Federal University of Minas Gerais, Brazil, with a degree in Geology and holds a Ph.D in Economic Geology by Mackay School of Mines, from the University of Nevada, Reno (United States).

Eduardo de Salles Bartolomeo.  Mr. Bartolomeo was appointed as an executive officer of our logistics division in December 2006. Previously, Mr. Bartolomeo served as logistics operations department officer from January 2004 to July 2006. Thereafter, Mr. Bartolomeo worked as Chief Executive Officer of PETROFLEX from August to December 2006. He started his career at COSIPA — Cia. Siderúrgica Paulista — as a trainee in 1988 and was promoted to head officer of the slab conditioning and conversion department, in 1989, where he stayed until1991. From 1994 to 2003, Mr. Bartolomeo worked for AMBEV — Cia. de Bebidas das Américas, where he held a variety of positions, including regional plant officer. Mr. Bartolomeo obtained a metallurgical engineering degree from the Universidade Federal Fluminense — UFF and an MBA from the Catholic University of Leuven, Belgium.

Gabriel Stoliar.  Since October 2001, Mr. Stoliar has served as the chief planning and control officer of CVRD, and currently oversees business development and investments in the steel industry. In September 1997, he was originally appointed as an executive officer of the Corporate Center. He is also director of Usiminas and PPSA. In 1994, he was appointed director of BNDESPAR. In 1991, Mr. Stoliar assumed the position of superintendent of the operational division responsible for the areas of mining, metallurgy, chemicals, petrochemicals, pulp and paper of BNDESPAR. He was appointed by BNDESPAR in 1988 as manager of operations in the area of capital, electronic and consumer goods. In 1982, he was promoted to manager of BNDES for the project area of FINSOCIAL. In 1978, he was hired by BNDES as an analyst in the area of pulp, paper and petrochemicals. Mr. Stoliar began his career as a business organization analyst at the Institute of Economic and Management Development of the Federation of Industries of Rio de Janeiro. Mr. Stoliar obtained an engineering degree from Universidade Federal do Rio de Janeiro — UFRJ, a post-graduate degree in production engineering and an MBA from PDG/EXE-SDE in Rio de Janeiro.

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

Tito Botelho Martins.  Mr. Martins was appointed as CVRD’s executive officer for corporate affairs in April 2006 and currently oversees the Company’s energy investments. Mr. Martins joined CVRD in 1985 and has broad experience in corporate finance issues. He was CVRD’s head officer of the Corporate Finance department and also chief financial officer of FCA between August 1999 and September 2003. Mr. Martins has worked in a variety of positions in companies affiliated with CVRD, such as FCA, Samarco, Ferroban,

Açominas, Gulf Industrial Investment Corporation, Itabrasco and Hispanobrás. From October 2003 until December 2006, Mr. Martins was the chief executive officer of CAEMI. Since October 2003, Mr. Martins has been the chief executive officer of MBR. Mr. Martins has a B.A. degree in economics from the Universidade Federal de Minas Gerais and has conducted post-graduate studies at several institutions in Brazil and abroad.

FISCAL COUNCIL

Under Brazilian corporation law, corporations may have a fiscal council, a corporate body whose members are elected by shareholders and are independent of our management and external auditors. The primary responsibility of the fiscal council under the Brazilian corporation law is to monitor management’s activities and review the financial statements, reporting its findings to the shareholders. We have established a permanent fiscal council, which may have from three to five members. In addition, CVRD’s bylaws have empowered our fiscal council to take responsibility for additional matters as described below.

In compliance with the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we have designated and empowered our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). This measure was undertaken pursuant to an amendment to our bylaws approved by the shareholders on July 19, 2005. Our Board of Directors has determined that Mr. Aníbal Moreira dos Santos is a financial expert.

Under our bylaws, our Fiscal Council is responsible for establishing procedures for the receipt, retention and treatment of any complaints related to accounting, controls and audit issues, as well as procedures for the confidential, anonymous submission of concerns regarding such matters; recommending and assisting our Board of Directors in the appointment, establishment of compensation and dismissal of the independent auditors; pre-approving the services to be rendered by our independent auditors; and overseeing the work performed by the external auditors, with powers to suspend the payment of compensation to the independent auditors and to resolve disagreements between management and the auditors regarding financial reporting.

The members of our Fiscal Council must meet applicable eligibility requirements under Brazilian corporation law. A member of our Fiscal Council cannot (i) hold office as a member of the Board of Directors, fiscal council or advisory committee of any company that competes with CVRD or otherwise has conflicting interests with CVRD, unless compliance with this requirement is expressly waived by a decision taken by the shareholders in a shareholders’ meeting, (ii) be an employee or member of the management of CVRD or its subsidiaries and affiliates, or (iii) be a spouse or relative within the third degree by affinity or consanguinity of an officer or director of CVRD.

On April 27, 2007, the shareholders re-elected the current members of the Fiscal Council and their respective alternates. The members of the Fiscal Council are elected for one-year terms. Holders of preferred class A shares, including the golden shares, may elect one member of the Fiscal Council and the respective alternate. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the Fiscal Council and the respective alternate. The terms of the members of the fiscal council expire at the next annual shareholders’ meeting following their election.

The table below lists the current members of the Fiscal Council.

First Year of
Appointment

Bernard Appy(1)	2006
José Bernardo de Medeiros Neto(2)	2005
Marcelo Amaral Moraes(2)	2004
Aníbal Moreira dos Santos(2)	2005

(1)	Appointed by the preferred shareholders.

(2)	Appointed by Valepar.

The table below lists the alternate members of the Fiscal Council.

First Year of
Appointment

Tarcísio José Massote de Godoy(1)	2004
Marcos Coimbra(2)	2006
Oswaldo Mário Pêgo de Amorim Azevedo(2)	2004
Vacant	—

(1)	Appointed by the preferred shareholders.

(2)	Appointed by Valepar.

We have summarized below the experience, areas of expertise, and principal outside business interests of the current members of our Fiscal Council.

Bernard Appy.  Mr. Appy was elected as a member of the Fiscal Council of CVRD in April 2006. Since April 2006 he holds the office of Deputy Minister of the Ministry of Finance of Brazil, which he previously held from January 2003 to May 2005. From May 2005 to March 2006, he held the position of Secretary for Economic Policies at the Ministry of Finance of Brazil. Since 1997, Mr. Appy is a member of faculty of the Economics Department of the School of Business, Economics and Accounting of Pontifícia Universidade Católica de São Paulo — PUC-SP. From 1995 to 2002, he was a partner of LCA Consultores Ltda., a consulting firm in economics. Mr. Appy received a B.A. in Economics from the Universidade de São Paulo — USP, and concluded M.A. classes in Economics at Universidade Estadual de Campinas — UNICAMP.

José Bernardo de Medeiros Neto.  Since 2005, Mr. Medeiros Neto has served as a member of Fiscal Council of CVRD. He is currently the president of AFABB-RS and ANABB, the association of former employees of Banco do Brasil S.A. He was the president of the fiscal council of Previ from 2002 to 2006 and of Gerdau from 2003 to 2005 and is currently editing a book about fiscal councils in companies and pension funds. From 1980 to 1982, he was the Chief Executive Officer of Banrisul Financeira S.A. From 1975 to 1980, he was Vice-President of Banco de Desenvolvimento do Estado do Rio Grande do Sul — BADESUL. He is a former employee of Banco do Brasil S.A., where he worked in various positions from 1957 to 1974. Mr. Medeiros Neto has a degree in Law from Universidade Federal do Rio Grande do Sul.

Marcelo Amaral Moraes.  Since 2004, Mr. Moraes has served as a member of the Fiscal Council of CVRD. He joined Darby Stratus in August 2006 as the officer responsible for the development of Darby Brazil Mezzazine Fund. Prior to joining Darby, Mr. Moraes worked at Bradespar S.A. as an Investment Manager for six years. From 1995 to 2000, he worked in the mergers and acquisitions and capital markets departments of Banco Bozano, Simonsen. In 2004, he was an alternate member of the board of directors of Net Serviços S.A., and in 2003, he was an alternate member of the Board of Directors of CVRD. Mr. Moraes has a B.A. in Economics from Universidade Federal do Rio de Janeiro — UFRJ, and a MBA from COPPEAD, also at UFRJ.

Aníbal Moreira dos Santos.  Since 2005, Mr. Santos has served as a member of the Fiscal Council of CVRD. He was an executive officer of Caemi Canada Inc., Caemi Canada Investments Inc., CMM Overseas, Ltd., Caemi International Holdings BV and Caemi International Investments NV, subsidiaries of CAEMI, from 1998 to 2003, when he retired. From 1983 to 2003, he was chief accounting officer of CAEMI. From 1999 to 2003, he was a member of the fiscal council of CADAM S.A., and he was an alternate member of the board of directors of MBR and Empreendimentos Brasileiros de Mineração S.A. from 1998 to 2003. Mr. Santos is an accountant with a degree from Escola Técnica de Comércio da Fundação Getúlio Vargas.

ADVISORY COMMITTEES

Advisory Committees

Our bylaws establish five technical and advisory committees to the Board of Directors, as follows: Executive Development, Strategy, Finance, Accounting, and Governance and Sustainability. Not all committee members are members of the Board of Directors. The membership of our advisory committees will be determined at the meeting of the Board of Directors to be held in May 2007.

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

For the year ended December 31, 2006, we paid approximately US$14.9 million in aggregate to the executive officers, of which approximately US$6.0 million was fixed remuneration and approximately US$8.9 million was variable remuneration and benefits in kind granted, and approximately US$605,000 in aggregate to the members of our Board of Directors for services in all capacities, all of which was fixed remuneration. The amounts accrued to provide pension, retirement or similar benefits for our executive officers was US$0.9 million. There is no similar benefits payment for the members of our Board of Directors.

For the year ended December 31, 2006, no board member or executive officer had any financial or other interest in transactions involving us, other than in his or her capacity as a board member or executive officer.

As of April 30, 2007, the total number of common shares owned by our directors and executive officers was 58,480, and the total number of preferred class A shares owned by our directors and executive officers was 285,341. None of our directors or executive officers beneficially owns one percent or more of any class of our shares.

Fiscal Council

During 2006, the monthly amount we paid to each of the members of the Fiscal Council was approximately US$5,000 excluding benefits. We paid an aggregate of approximately US$197,000 to members of the Fiscal Council in 2006. In addition, the members of the Fiscal Council are reimbursed for travel expenses related to the performance of their functions.

Advisory Committees

We paid an aggregate of approximately US$169,000 to members of CVRD’s advisory committees in 2006. In addition, the members of CVRD’s advisory committees are reimbursed for travel expenses related to the performance of their functions.

EMPLOYEES

General

The table below sets forth the number of our employees by category as of the dates indicated.

	At December 31,
	2004	2005	2006

Ferrous Minerals	13,107	17,858	21,279
Logistics	8,820	11,269	10,479
Non-Ferrous Minerals	1,332	2,307	14,644
Aluminum, Steel and Business Development	2,149	4,400	3,557
Administrative	5,563	2,726	2,687

Total	30,971	38,560	52,646

Mainly due to the acquisition of Inco Limited in October 2006, the total number of our employees increased by 14,086, from 38,650 in 2005 to 52,646 in 2006. Of these additional 14,086, 12,047 were employees of Inco Limited who are now CVRD Inco employees and considered part of CVRD’s non-ferrous minerals group.

Labor relations

Our employees are members of 40 different unions. We generally have good relations with our employees and their unions, although we have experienced strikes and work stoppages at our Voisey’s Bay operations as recently as September 2006 and at our Ontario operations as recently as April 2007. We have collective agreements with unionized employees at our Canadian, U.K., New Caledonian and Indonesian operations.

Wages and benefits

Wages and benefits for CVRD and its subsidiaries are generally established on a company-by-company basis. CVRD establishes its wage and benefits programs for CVRD and its subsidiaries other than CVRD Inco in periodic negotiations with its unions. In July 2006, CVRD reached an agreement with unions for a 3.0% salary increase and maintenance of current benefits, which is valid until November 2007. The provisions of CVRD’s collective bargaining agreements with its unions also apply to CVRD’s non-union employees. CVRD Inco establishes wages and benefits for unionized employees through collective agreements. For non-unionized employees, CVRD Inco establishes its annual wage program in January of each year for all locations other than the U.K., which establishes its annual wage program in August. CVRD and its subsidiaries provide their employees and their dependents with other benefits, including supplementary medical assistance.

Pension plans

Employees of CVRD and most of its Brazilian subsidiaries are eligible to participate in pension plans managed by Fundação Vale do Rio Doce de Seguridade Social-VALIA (Valia). Sponsored by CVRD and such subsidiaries, Valia is a closed, nonprofit, complementary social security foundation with financial and administrative autonomy. Substantially all of the participants in plans held by Valia are participants in a “new plan” Valia implemented in May 2000. The new plan is primarily a defined contribution plan with a defined benefit feature relating to service prior to May 2000. Valia also holds the “old plan” which is a defined benefit plan, with benefits based on years of service, salary and social security benefits. This plan covers retired participants and their beneficiaries, as well as a relatively small number of employees that declined to transfer from the old plan to the new plan when it was established in May 2000. Employees of Albras, Alunorte, MBR and CADAM participate in different pension plans maintained by Bradesco Vida e Previdência S.A. For new employees of CADAM and MBR, these companies sponsor the Valia plan.

CVRD Inco sponsors defined benefit pension plans principally in Canada, the United States, the United Kingdom and Indonesia. Each of the jurisdictions in which these plans are located has legislation and regulations which, among other statutory requirements, cover the minimum contributions to be made to these plans to meet their potential liabilities as calculated in accordance with such legislation and regulations. CVRD Inco’s subsidiary, Voisey’s Bay Nickel Company Limited, has a defined contribution pension plan. In addition, CVRD Inco provides supplemental retirement benefits arrangements for eligible employees.

Equity ownership

CVRD’s bylaws authorize us to establish stock option plans, but to date we have not done so.

Performance-based compensation

All CVRD parent-company employees receive incentive compensation each year in an amount based on the performance of CVRD, the performance of the employee’s department and the performance of the individual employee. Similar incentive compensation arrangements are in place in other companies within the CVRD group.

CVRD’s executives also receive annual cash bonuses based on individual and corporate performance, as well as deferred bonuses with vesting periods of three years based on CVRD’s performance as measured by total shareholder return relative to a group of peer companies over the vesting period.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Overview

Major CVRD Shareholders.  The table below sets forth certain information regarding beneficial ownership of our common and preferred class A shares as of April 30, 2007, by each person we know to be the beneficial owner of more than 5% of any class of our outstanding capital stock, and by all directors and executive officers as a group.

	Shares Owned	% of Class

Common Shares
Valepar(1)	784,294,266	53.3%
BNDESPAR(2)	100,578,860	6.8
Directors and executive officers as a group	58,480	*
Preferred Class A Shares (3)
Directors and executive officers as a group	285,341	*
Golden Shares
Brazilian government	6	100.0

(1)	See the table below for more information on Valepar’s shareholders. Because each of the shareholders of Valepar has the right to veto the transfer by Valepar of any shares it holds in CVRD, each of the Valepar shareholders may be deemed a beneficial owner of the entire Valepar stake under the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. This does not imply that the person has the economic or other benefits of ownership.

(2)	Excludes common shares owned directly by Valepar, in which BNDESPAR has an ownership interest.

(3)	The Brazilian government (National Treasury) owns, through Fundo Garantidor das Parcerias Público-Privadas, 30,452,046 preferred class A shares, representing 3.2% of the outstanding preferred class A shares, and BNDESPAR owns 728,668 preferred class A shares, representing 0.1%% of the outstanding preferred class A shares.

(*)	Represents less than 1% of the outstanding shares of the class.

Valepar shareholders.  The tables below set forth information as of April 30, 2007 regarding share ownership of the common shares of Valepar and Litel Participações S.A.

	Number of Valepar	Percent of Valepar
	Common Shares Owned	Common Shares Owned

Valepar
Litel Participações S.A(1)	315,982,596	49.00%
Eletron S.A.	188,718	0.03
Bradespar S.A.(2)	136,796,982	21.21
Mitsui & Co. Ltd.	117,644,142	18.24
BNDESPAR	74,250,000	11.51

Total	644,862,438	100.00%

(1)	Litel owns 99,568,944 preferred Class B shares of Valepar, which represents 71.41% of the preferred shares. Litela, an affiliate of Litel, owns 39,862,884 preferred Class B shares of Valepar, which represents 28.59% of the preferred shares.

(2)	Bradespar is controlled by a control group consisting of Cidade de Deus — Cia. Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Nova Cidade de Deus Participações S.A.

Litel Participações S.A.
BB Carteira Ativa 0(1)	202,753,508	73.59%
BB Carteira Ativa II(1)	53,388,026	19.38%
BB Renda Fixa IV(1)	19,371,990	7.03%
Others	822	—
Directors and Executive Officers as a group	3	—

Total	275,514,349	100.00%

(1)	Each of BB Carteira Ativa 0, BB Carteira Ativa II and BB Renda Fixa IV is a Brazilian investment fund. BB Carteira Ativa 0 is 100% owned by Previ. BB Carteira Ativa II is 59.36% owned by Funcef, 35.8% owned by Petros and 4.84% owned by Fundação Cesp. BB Renda Fixa IV is 100% owned by Previ. Each of Previ, Petros, Funcef and Fundação Cesp is a Brazilian pension fund.

Brazilian Government holdings.  In 1997, we were privatized by the Brazilian government, which sold its controlling share to Valepar. The National Treasury and BNDES, the state-owned development bank, subsequently sold additional shares in 2002. Currently, BNDESPAR, a wholly-owned subsidiary of BNDES, owns common shares representing approximately 6.8% of our outstanding common shares and 0.1% of our outstanding preferred class A shares. The Brazilian government now owns approximately 3.2% of our outstanding preferred class A shares (not counting shares held by BNDESPAR), and six golden shares of CVRD, which give it veto powers over certain actions that we could propose to take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of the golden shares, see Item 10. Additional information — Common and preferred shares — General.

Principal shareholder

Our principal shareholder is Valepar. The shareholders of Valepar have entered into a shareholders’ agreement, ending in 2017. This agreement:

•	grants rights of first refusal on any transfer of Valepar shares and preemptive rights on any new issue of Valepar shares;

•	prohibits the direct acquisition of CVRD shares by Valepar’s shareholders unless authorized by the other shareholders;

•	prohibits encumbrances on Valepar shares (other than in connection with financing our acquisition);

•	requires each party generally to retain control of its special purpose company holding its interest in shares of Valepar, unless the rights of first refusal mentioned above are observed;

•	allocates Valepar’s and our board seats;

•	commits the Valepar shareholders to support a dividend policy by CVRD of 50% distribution of CVRD’s net profit for each fiscal year, unless the Valepar shareholders commit to support a different dividend policy for a given year;

•	provides for the maintenance by CVRD of a capital structure that does not exceed specified debt to equity thresholds;

•	requires the Valepar shareholders to vote their indirectly held CVRD shares and to cause their representatives on CVRD’s Board of Directors to vote only in accordance with decisions made at Valepar pre-meetings held prior to meetings of CVRD’s Board of Directors or shareholders; and

•	establishes supermajority voting requirements for certain significant actions relating to Valepar or to us.

Pursuant to the Valepar shareholders’ agreement, holders of at least 75% of the Valepar common shares must agree to enable Valepar to support any of the following matters:

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

American Depositary Shares

As of April 30, 2007, American Depositary Shares represented 26.9% of our outstanding common shares and 49.4% of our outstanding preferred class A shares.

RELATED PARTY TRANSACTIONS

At December 31, 2006, we had extended guarantees for borrowings obtained by our affiliate Samarco in the amount of US$3 million. See Note 18 to our consolidated financial statements.

We have commercial relationships in the ordinary course of our business, on an arm’s-length basis, with a number of companies that are affiliated with shareholders of Valepar, our principal shareholder. The most significant of these are our sales of iron ore and pellets to Usiminas, in which both Previ and we hold interests. We also have arm’s-length commercial relationships in the ordinary course of our business with Mitsui, a shareholder of Valepar.

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

We are currently involved in five proceedings before the Conselho Administrativo de Defesa Econômica, or CADE, which is the primary Brazilian antitrust regulator. Three of these proceedings involve post-transaction review of acquisition or joint venture transactions, which is required for nearly all of our acquisitions and joint ventures. The other two proceedings are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our logistics business. We intend to defend these claims vigorously, but we cannot predict their outcome. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and/or to pay fines.

On August 10, 2005, CADE rendered its decision in connection with its post-transaction review of our acquisitions of Mineração Socoimex S.A., S.A. Mineração Trindade — Samitri, Ferteco Mineração S.A., Belém — Administrações e Participações Ltda., and CAEMI Mineração e Metalurgia S.A., and the agreement to unwind the cross-shareholdings between Companhia Siderúrgica Nacional and us. CADE approved these transactions, subject to the following conditions: we must either (i) fully waive our preemptive rights relating to the Casa de Pedra iron ore mine and restructure our equity stake in MRS Logística S.A. (MRS), or (ii) sell all our assets that were previously owned by Ferteco Mineração S.A., a company we acquired in 2001 and consolidated in August 2003. We filed a writ of mandamus with the federal courts to challenge the procedural defects in that part of CADE’s decision related to the Casa de Pedra mine and requested an injunction to suspend the effects of the entire decision pending a decision on the writ of mandamus. The injunction was granted on November 10, 2005 and confirmed, on a preliminary basis, by the Federal Circuit Court on December 19, 2005. However, on February 2, 2006, the federal court issued an unfavorable decision on the writ of mandamus, which was upheld on appeal by decision of the Federal Circuit Court on March 26, 2007. We are now appealing this decision to the Supreme Court (Superior Tribunal de Justiça) and requesting a new injunction suspending the effects of the CADE decision pending the outcome of our appeal. In addition to the writ of mandamus, and as a precautionary measure should we be unsuccessful in our case, we filed a lawsuit with the Federal Court in the Federal District on May 19, 2006, requesting a declaration of our right to be indemnified for losses and damages incurred should we have to comply with the portion of the CADE decision relating to the Casa de Pedra mine, and a determination of the indemnification amount prior to our choosing between the sale of Ferteco and the Casa de Pedra/MRS option.

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

We are a defendant in a public civil action seeking to annul the concession agreement through which we and certain other defendants operate the Praia Mole port terminal in the Brazilian state of Espírito Santo. The case, which was first filed in 1998, is still in its pre-trial stages and we believe the claim to be without merit.

We are a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In one of the actions, filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social damages and claims damages with respect to the degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to US$767 million. We have requested the annulment of this action, as it represents no actual controversy. In fact, on June 5, 2000, the local environmental authorities granted an operating license to our Itabira iron ore mining operations. This license sets forth conditions regarding the environmental restoration of the degraded site and the performance of compensatory environmental programs. Since then, we renewed the operating license and we intend to continue to comply with the conditions set out in the renewed operating license. In the other action, the municipality of Itabira is claiming the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to US$888 million. We believe that this action is without merit. We are vigorously defending both pending lawsuits.

We are currently a defendant in a series of administrative proceedings brought by DNPM, the most significant of which were brought against us in March 2006, alleging that we have failed to pay the full amount of CFEM due in respect of revenues generated by our iron ore and manganese activities. We believe that the DNPM’s allegations are without merit and intend to vigorously contest them. The aggregate amount claimed in the administrative proceedings is approximately US$1,300 million. If we are not successful in the administrative proceedings, we may be required to post judicial deposits of the amounts claimed in order to appeal any adverse decision. We are also a defendant in a similar judicial proceeding brought by the Municipality of Mariana, alleging that we have failed to pay the full amount of CFEM due with respect to revenues generated by our pelletization activities. We believe that the Municipality of Mariana’s allegations in the case are without merit and intend to vigorously contest them. We are also involved in litigation with the DNPM regarding the applicable percentage of revenues to be applied to calculate the CFEM due on potash. See Item 4. Information on the company — Regulatory matters — Mining.

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

In accordance with ANEEL Resolution No. 591, dated as of November 2003, ANEEL authorized LIGHT — Serviços de Eletricidade S.A. (Light) to charge certain persons in the Brazilian state of Rio de Janeiro, including Valesul, several additional fees included in the tariff for the use of the distribution system. In January 2004, Valesul commenced litigation contesting the legality of this charge. In June 2004, Valesul obtained a favorable decision relieving it from the payment of such fees. Light appealed from this decision and in September 2004, Light obtained a decision from the higher courts that overruled the decision of the lower courts, thereby forcing Valesul to resume making payments pending the resolution of the matter. Valesul appealed to the Supreme Court (Superior Tribunal de Justiça), and is awaiting its decision.

DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY

Under our dividend policy, our management proposes to our Board of Directors, no later than January 31 of each year, a minimum value per share, expressed in U.S. dollars that will be distributed in that year to our shareholders. Dividends and/or interest on shareholders’ equity are determined in U.S. dollars, considering our expected free cash flow generation in the year of distribution. The proposal establishes two semiannual installments to be paid in the months of April and October of each year. It is submitted to the Board of Directors in the meetings scheduled for the months of April and October. Once approved, dividends and/or interest on shareholders’ equity are paid in reais, and converted at prevailing exchange rates on the last business day before the board meetings in April and October of each year. Management can also propose to the Board of Directors, depending on the evolution of our cash flow performance, a further payment to shareholders of an additional amount per share over and above the minimum dividend initially established. For 2007, our management has proposed to the Board of Directors a dividend of US$1,650 million. Our normal practice is to pay the same dividend or interest on shareholders’ equity on both common and preferred class A shares. The first installment of this dividend representing US$825 million was approved on April 16, 2007 and paid on April 30, 2007.

Under Brazilian law and our bylaws, we are required to distribute to our shareholders, in the form of dividends or interest on shareholders’ equity, an annual amount equal to not less than 25% of the distributable amount, referred to as the mandatory dividend, unless the Board of Directors advises our shareholders at our shareholders’ meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of our financial condition. For a discussion of dividend distribution provisions under Brazilian corporation law and our bylaws, see Item 10. Additional information.

We may make distributions either in the form of dividends or in the form of interest on shareholders’ equity. Dividends with respect to the American Depositary Shares, and to non-resident holders of common shares or preferred class A shares, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995. These dividends will be subject to Brazilian withholding tax at varying rates. Distributions of interest on shareholders’ equity to shareholders, including holders of American depositary receipts, are currently subject to Brazilian withholding tax. See Item 10. Additional information — Taxation — Brazilian tax considerations.

By law, we are required to hold an annual shareholders’ meeting by April 30 of each year at which an annual dividend may be declared. Additionally, our Board of Directors may declare interim dividends. Under Brazilian corporation law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or payments of interest on shareholders’ equity) in respect of its shares, after which we will have no liability for such payments. From 1997 to 2003, all distributions took the form of interest on shareholders’ equity. In 2004, 2005 and 2006, part of the distribution was made in the form of interest on shareholders’ equity and part as dividends. See Item 10. Additional information — Common shares and preferred shares — Payments on shareholders’ equity.

We make cash distributions on the common shares and preferred class A shares underlying the American Depositary Shares in Brazilian currency to the custodian on behalf of the depositary. The custodian then converts such proceeds into U.S. dollars and transfers such U.S. dollars to be delivered to the depositary for distribution to holders of American depositary receipts. For more information on Brazilian tax policies regarding dividend distributions, see Item 10. Additional information — Taxation — Brazilian tax considerations.

The table below sets forth the cash distributions we paid to holders of common shares and preferred class A shares for the periods indicated. A three-for-one stock split occurred in August 2004, and amounts for prior periods have not been restated to give effect to the split. In May 2006, we carried out a two-for-one stock split, and amounts for prior periods have not been restated to give effect to this split. We have calculated U.S. dollar conversions using the commercial selling rate in effect on the date of payment. Amounts are stated gross of any applicable withholding tax.

		Reais per	U.S. Dollars per
		Share at	Share at
Year	Payment Date	Payment Date	Payment Date

2002	April 30	2.31	0.98
	December 10	2.68	0.71
2003	April 30	1.62	0.56
	October 31	3.42	1.20
2004	April 30	2.06	0.70
	October 29(1)(2)	1.27	0.45
2005	April 29	1.11	0.43
	October 31(3)	1.57	0.70
2006	April 28(4)(5)	1.15	0.54
	October 31(6)	0.57	0.27
2007	April 30(7)	0.69	0.34

(1)	On October 29, 2004, we paid 1.03 reais per share in interest on shareholders’ equity and 0.24 reais per share in dividends.

(2)	A 3-for-1 stock split occurred in August 2004.

(3)	On October 31, 2005, we paid 0.68 reais per share in interest on shareholders’ equity and 0.89 reais per share in dividends.

(4)	A 2-for-1 stock split occurred in May 2006.

(5)	On April 28, 2006, we paid 0.67 reais per share in interest on shareholders’ equity and 0.48 reais per share in dividends.

(6)	On October 31, 2006, we paid 0.56 reais per share in interest on shareholders’ equity and 0.02 reais per share in dividends.

(7)	On April 30, 2006, we paid 0.26 reais per share in interest on shareholders’ equity and 0.43 reais per share in dividends.

Item 9.	The Offer and Listing

SHARE PRICE HISTORY

The table below sets forth trading information for our preferred and common American Depositary Shares, as reported by the New York Stock Exchange and our preferred class A shares and our common shares, as reported by the BOVESPA, for the periods indicated. Share prices in the table have been adjusted to reflect stock splits.

					U.S. Dollars per
					Preferred Class A		U.S. Dollars per Common
	Reais per Common		Reais per Preferred		American Depositary		American Depositary
	Share		Class A Share		Share		Share
	High	Low	High	Low	High	Low	High	Low

2002	18.17	8.33	17.03	8.48	4.92	3.42	5.00	3.63
2003	28.47	13.48	24.67	12.91	8.65	4.05	9.93	4.29
2004	38.75	21.67	32.10	18.83	12.19	6.05	14.51	7.04
2005	49.95	32.00	43.50	27.50	19.78	10.97	22.54	12.80
2006	65.00	43.72	55.00	37.10	26.25	16.10	30.34	19.76
1Q05	47.88	35.50	39.51	29.75	15.00	11.03	18.28	13.03
2Q05	42.25	32.00	36.00	27.50	13.45	10.97	16.00	12.80
3Q05	49.95	35.02	43.43	29.88	19.78	12.66	22.39	14.76
4Q05	49.70	41.88	43.50	37.05	19.60	16.44	22.54	18.43
1Q06	56.40	45.51	48.90	39.95	22.19	18.50	25.64	21.14
2Q06	59.55	45.50	49.08	37.10	24.20	16.10	29.09	20.07
3Q06	53.40	43.72	45.50	37.33	20.95	16.86	24.43	19.76
4Q06	65.00	45.50	55.00	39.41	26.25	18.06	30.34	20.90
1Q07	77.15	58.80	65.90	50.84	31.82	23.65	37.60	27.51
December 2006	65.00	59.50	55.00	50.10	26.25	23.47	30.34	27.58
January 2007	71.65	58.80	60.53	50.84	28.73	23.65	33.93	27.51
February 2007	77.15	69.60	65.90	59.60	31.82	27.50	37.10	32.98
March 2007	76.85	67.50	64.61	56.85	31.55	26.76	37.60	31.85
April 2007	86.00	76.20	72.45	64.16	35.72	31.55	42.43	37.37
May 2007(1)	89.20	84.69	74.54	71.00	36.85	33.83	43.88	40.27

(1)	Until May 7, 2007.

STOCK TRADING MARKETS

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

Our common American Depositary Shares, each representing one common share, have been traded on the New York Stock Exchange since March 2002, under the ticker symbol RIO. Our preferred American Depositary Shares, each representing one preferred class A share, have been traded on the New York Stock Exchange since June 2000, under the ticker symbol RIOPR. The preferred class A American Depositary Shares had previously traded in the over-the-counter market since 1994. JPMorgan Chase Bank serves as the depositary for both the common and the preferred American Depositary Shares. On April 30, 2007, there were 862,645,444 American Depositary Shares outstanding, representing 49.4% of our preferred class A shares, 26.9% of our common shares or 35.7% of our total share capital.

Item 10.	Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Company objectives and purposes

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

Directors’ powers

Under Brazilian corporation law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Under our bylaws, shareholders set the aggregate compensation payable to directors and executive officers. The Board of Directors allocates the compensation among its members and the executive officers. See Item 6. Directors, management and employees — Compensation. Our bylaws do not establish any mandatory retirement age limits.

COMMON SHARES AND PREFERRED SHARES

Set forth below is certain information concerning our authorized and issued share capital and a brief summary of certain significant provisions of our bylaws and Brazilian corporation law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which has been filed with the SEC) and to Brazilian corporation law.

General

Our bylaws authorize the issuance of up to 1.8 billion common shares and up to 3.6 billion preferred class A shares, in each case based solely on the approval of the Board of Directors without any additional shareholder approval.

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

The Brazilian government holds six golden shares of CVRD. The golden shares are preferred shares that entitle its holder to the same rights (including with respect to voting and dividend preference) as holders of preferred class A shares. In addition, the holder of the golden shares is entitled to veto any proposed action relating to the following matters:

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

Calculation of distributable amount

At each annual shareholders’ meeting, the Board of Directors is required to recommend, based on the executive officers’ proposal, how to allocate our earnings for the preceding fiscal year. For purposes of Brazilian corporation law, a company’s net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “net profits” for such fiscal year. In accordance with Brazilian corporation law, an amount equal to our “net profits,” as further reduced by amounts allocated to the legal reserve, to the contingency reserve or to the unrealized income reserve established by us in compliance with applicable law (discussed below) and increased by reversals of reserves constituted in prior years, will be available for distribution to shareholders in any particular year. Such amount, the adjusted net profits, is herein referred to as the distributable amount. We may also establish discretionary reserves, reserves for investment projects and fiscal investment reserves, as discussed below.

Legal reserve.  Under Brazilian corporation law, we are required to maintain a legal reserve to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the legal reserve.

Discretionary reserves.  Under Brazilian corporation law, a company may also provide for discretionary allocations of “net profits” to the extent set forth in its bylaws. Our bylaws provide for one discretionary depletion reserve, which may be taken into account in allocating net profits for any fiscal year. We currently maintain a tax incentive depletion reserve established in respect of certain mining operations. Appropriations to the tax incentive depletion reserve are deductible for tax purposes. The discretionary depletion reserve has not been used since 1996, when the related tax incentive expired. For more details, see Note 16 to our consolidated financial statements. There are no limits on the size or amount of proceeds that may be retained in the discretionary depletion reserve. However, the sum of the legal reserve, the depletion reserve and the reserve for investment projects, in an amount not greater than 50% of distributable net profit up to a maximum of the company’s share capital, may not exceed the amount of our paid-in capital.

Contingency reserve.  Under Brazilian corporation law, a portion of our “net profits” may also be discretionally allocated to a “contingency reserve” for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or charged off in the event that the anticipated loss occurs. We have never allocated an amount to the contingency reserve.

Reserve for investment projects.  Under Brazilian corporation law, we may allocate a portion of our “net profits” for discretionary appropriations for plant expansion and other capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by shareholders. Under Law No. 10,303/2001, capital budgets with a duration longer than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.

Unrealized income reserve.  As of March 1, 2002, under Law No. 10,303/2001, the amount by which the mandatory dividend exceeds the “realized” portion of net profits for any particular year may be allocated to the unrealized income reserve. The “realized” portion of net profits is the amount by which “net profits” exceed the sum of (i) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (ii) the profits, gains or return obtained on transactions completed after the end of the following fiscal year.

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

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian corporation law. Our consolidated financial statements have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in these financial statements, investors will not be able to calculate such allocations or required dividend amounts from our consolidated financial statements.

Mandatory dividend

Brazilian corporation law and our bylaws prescribe that we must distribute to our shareholders in the form of dividends or interest on shareholders’ equity an annual amount equal to not less than 25% of the distributable amount, referred to as the mandatory dividend, unless the Board of Directors advises our shareholders at our general shareholders’ meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of our financial condition. The fiscal council must review any such determination and report it to the shareholders. In addition to the mandatory dividend, our Board of Directors may recommend to the shareholders payment of dividends from other funds legally available therefore. Any payment of interim dividends will be netted against the amount of the mandatory dividend for that fiscal year. The shareholders must also approve the recommendation of the Board of Directors with respect to any required distribution. The amount of the mandatory dividend is subject to the size of the legal reserve, the contingency reserve, and the unrealized income reserve. The amount of the mandatory dividend is not subject to the size of the discretionary depletion reserve. See Item 10. Additional information — Common shares and preferred shares — Calculation of distributable amount. To date, our Board of Directors has never determined that payment of the mandatory dividend was inadvisable.

In November 2002, our Board of Directors approved a new dividend policy. See Item 8. Financial information — Dividends and interest on shareholders’ equity.

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

Payments on shareholders’ equity

Pursuant to a change in Brazilian tax law effective January 1, 1996, Brazilian companies are permitted to pay limited amounts to shareholders and treat such payments as an expense for Brazilian income tax purposes. In accordance with Law No. 9,249 dated December 26, 1995, our bylaws provide for the distribution of interest on shareholders’ equity as an alternative form of payment to shareholders. The interest rate applied is limited to the Brazilian long-term interest rate, or TJLP, for the applicable period. The deduction of the amount of interest paid cannot exceed the greater of (1) 50% of net income (after the deduction of the provision of social contribution on net profits and before the deduction of the provision of the corporate income tax) before taking into account any such distribution for the period in respect of which the payment is made or (2) 50% of the sum of retained earnings and profit reserves. Any payment of interest on shareholders’ equity to shareholders is subject to Brazilian withholding income tax at the rate of 15%, except for a beneficiary located in a tax haven jurisdiction (i.e. a country that does not impose income tax or that imposes it at a maximum rate lower than 20%), in which case the rate is 25%. Under our bylaws, the amount paid to shareholders as interest on shareholders’ equity (net of any withholding tax) may be included as part of any mandatory and minimum dividend. Under Brazilian corporation law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory dividend.

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

The golden shares entitle the holder thereof to the same voting rights as holders of preferred class A shares. The golden shares also confer certain other significant voting rights in respect of particular actions, as described under Item 10. Additional information — Common shares and preferred shares — General.

Brazilian corporation law provides that non-voting or restricted-voting shares, such as the preferred class A shares, acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made. Our bylaws do not set forth any such shorter period.

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

Pursuant to Brazilian corporation law, shareholders voting at a general shareholders’ meeting have the power, among other powers, to:

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

All shareholders’ meetings, including the annual shareholders’ meeting, are convened by publishing, no fewer than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, which is Rio de Janeiro. Our shareholders have previously designated Jornal do Commercio for this purpose. Also, as our shares are traded on BOVESPA, we must publish a notice in a São Paulo based newspaper. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter. In addition, under our bylaws, the holder of the golden shares is entitled to a minimum of 15 days prior formal notice to its legal representative of any general shareholders’ meeting to consider any proposed action subject to the veto rights accorded to the golden shares. See Item 10. Additional information — Common shares and preferred shares — General.

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

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote, abstentions not being taken into account. Under Brazilian corporation law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of clause (a) and clause (b), a majority of issued and outstanding shares of the affected class:

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

(f) dissolving or liquidating us;

(g) participating in a centralized group of companies as defined under Brazilian corporation law; and

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

Redemption rights

Our common shares and preferred class A shares are not redeemable, except that a dissenting shareholder is entitled under Brazilian corporation law to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

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

(6) to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company, a stock merger;

(7) to approve the acquisition of control of another company at a price which exceeds certain limits set forth in Brazilian corporation law;

(8) to approve our participation in a centralized group of companies as defined under Brazilian corporation law; or

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

We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457, dated May 5, 1997, which amended Brazilian corporation law, contains provisions, which, among other provisions, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. Our bylaws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian corporation law would be made at no less than the book value per share, determined on the basis of the last balance sheet approved by the shareholders; provided that if the general shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such general shareholders’ meeting.

Preemptive rights

Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her shareholding. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is negotiable. Under our bylaws and Brazilian corporation law, our Board of Directors may decide not to extend preemptive rights to our shareholders, or to reduce the 30-day period for the exercise of preemptive rights, in each case with respect to any issuance of shares, debentures convertible into shares or warrants in the context of a public offering, subject to the limit on the number of shares that may be issued with the approval of the board without any additional shareholder approval. In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred class A shares, holders of preferred American depositary receipts will have preemptive rights to subscribe only to newly issued preferred class A shares. In the event of a capital increase that would reduce the proportion of capital represented by preferred class A shares, shareholders will have preemptive rights to subscribe for preferred class A shares, in proportion to their shareholdings, and for common shares only to the extent necessary to prevent dilution of their overall interest in us. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, shareholders will have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of common shares will have preemptive rights to subscribe for preferred class A shares only to the extent necessary to prevent dilution of their overall interest in us.

Tag-along rights

According to Brazilian corporation law, in the event of a sale of control of the Company, the acquirer is obliged to offer to holders of common voting shares the right to sell their shares for a price equal to at least 80% of the price paid for the common voting shares representing control.

Form and transfer

Our preferred class A shares and common shares are in book-entry form registered in the name of each shareholder or its nominee. The transfer of such shares is made under Brazilian corporation law, which provides that a transfer of shares is effected by our transfer agent, Banco Bradesco S.A., upon presentation of valid share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are made in the same way and are executed by the investor’s local agent, who is also responsible for updating the information relating to the foreign investment furnished to the Central Bank.

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

Resolution No. 1,927/1992 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289/1997, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of American Depositary Shares by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of American Depositary Shares who are not resident in a tax haven jurisdiction (i.e., a country or location that does not impose taxes on income or where the maximum income tax rate is lower than 20%, or where the legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment) will be entitled to favorable tax treatment.

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

As of March 14, 2005, there is a single foreign exchange market in Brazil. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in this market. In the past, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. Although rates are freely negotiated in the foreign exchange market, they may be strongly influenced by the Central Bank’s intervention. See Item 3. Key information — Exchange rates.

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

Taxation of dividends.  Dividends, including dividends paid in kind, paid by us from profits of periods beginning on or after January 1, 1996 (1) to the depositary in respect of the preferred class A shares or common shares underlying the American Depositary Shares or (2) to a non-Brazilian holder in respect of preferred class A shares or common shares will generally not be subject to Brazilian withholding income tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates depending on the year the profits were generated.

Distributions of interest on shareholders’ equity.  Since January 1, 1996, Brazilian corporations may attribute interest on shareholders’ equity as an alternative form of making dividend distributions, which they may pay in cash. They base the calculation on shareholders’ equity as stated in the statutory accounting records. The interest rate applied may not exceed the TJLP as determined by the Central Bank of Brazil from time to time. Also, the amount paid may not be higher, for tax purposes, than the greater of (1) 50% of net income (after the deduction of the provision of social contribution on net profits but before taking into account such payment of interest and the provision of corporate income tax) for the period in respect of which the payment is made or (2) 50% of the sum of retained earnings and profit reserves as of the date of the beginning of the fiscal year in respect of which the payment is made.

The amount of interest attributed to shareholders is deductible for corporate income tax and social contribution on net profit purposes, as far as the limits described above are observed. Therefore, the benefit to us, as opposed to making a dividend payment, is a reduction in our corporate taxes charge equivalent to 34% of such amount. Subject to certain limitations, income tax is withheld from the shareholders on interest payments at the rate of 15%, except if the beneficiary is exempt from tax in Brazil, which payments are free of Brazilian tax, and except if the beneficiary is located in a tax haven jurisdiction, i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment, (“tax haven holder”), in which case the applicable rate is 25%.

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

According to the Law No. 10,833, dated December 29, 2003, capital gains earned abroad derived from the disposition of assets located in Brazil by non-residents to other non-residents may become subject to taxation in Brazil. In this sense, upon the disposition of the preferred class A shares or of the common shares, defined as assets located in Brazil, the non-Brazilian holder may be subject to income tax on the gains assessed, following the rules described below, no matter if the transaction is conducted in Brazil or abroad, or with a Brazilian resident or not. Regarding American Depositary Shares, although we believe that the American Depositary Shares do not fall within the definition of assets located in Brazil for the purposes of this rule, considering the general and unclear scope of the rule and the lack of judicial court rulings in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. As a result, gains on a disposition of American Depositary Shares by a non-Brazilian holder to a Brazilian resident, or even to a non-Brazilian resident in the event that courts determine that the American Depositary Shares would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described ahead.

The deposit of preferred class A shares or common shares in exchange for American Depositary Shares may be subject to Brazilian income tax if the acquisition cost of the preferred class A shares or common shares is lower than (i) the average price per preferred class A share or common share on the Brazilian stock exchange in which the greatest number of such shares were sold on the day of deposit; or (ii) if no preferred class A shares or common shares were sold on that day, the average price on the Brazilian stock exchange in which the greatest number of preferred class A shares or common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred class A shares or common shares calculated as described above will be considered to be a capital gain subject to taxation. There are grounds to sustain that such taxation is not applicable in case of investors registered under the rules of Resolution No. 2,689/2000, which are not tax haven holders. The withdrawal of American Depositary Shares in exchange for preferred class A shares or common shares is not subject to Brazilian income tax as long as the applicable regulations in respect to the registration of the investment before the Brazilian Central Bank are properly complied with.

It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred class A shares or common shares vary depending on the domicile of the non-Brazilian holder, the form by which such non-Brazilian holder has registered its investment before the Central Bank and/or how the disposition is carried out, as described below. The gain realized as a result of a transaction on a Brazilian stock, future and commodities exchange is the difference between the amount in Brazilian currency realized on the sale or disposition and the acquisition cost, without any adjustment for inflation, of the shares sold.

Gains assessed on the disposition of the preferred class A shares or common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•	exempt from income tax when assessed by a non-Brazilian holder that (i) has registered its investment in Brazil before the Brazilian Central Bank under the rules of Resolution No. 2,689/2000 (“2,689 holder”) and (ii) is not a tax haven holder; or

•	subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that (i) is not a 2,689 holder or (ii) is a tax haven holder. In these cases, a withholding income tax at a rate of 0.005% of the sale value shall be levied on the transaction and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the preferred class A shares or of the common shares that are not carried out on a Brazilian stock exchange are subject to income tax at a rate of 15%, except for tax haven holder which, in this case, is subject to income tax at a rate of 25%. In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market, with brokerage, a withholding income tax at a rate 0.005% of the sale value shall also be levied on the transaction and can be offset with the eventual income tax due on the capital gain. There can be no assurance that the current favorable treatment of 2,689 holders will continue in the future.

In the case of a redemption of preferred class A shares, common shares, or the American Depositary Shares or a capital reduction by a Brazilian corporation, the positive difference between the amount received by the non-Brazilian holder and the acquisition cost of the preferred class A shares, common shares or the American Depositary Shares redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the preferred class A shares or common shares will not be subject to Brazilian taxation. Any gain on the transaction will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred class A shares or common shares.

Other Brazilian taxes.  There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred class A shares or common shares or American Depositary Shares by a non-Brazilian holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed non-Brazilian holder to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred class A shares or common shares or American Depositary Shares.

Brazilian law imposes a Tax on Foreign Exchange Transactions, (the “IOF/Exchange Tax”) on the conversion of reais into foreign currency and on the conversion of the foreign currency to reais. Although the IOF/Exchange Tax rate is currently 0% with some few specific exceptions, the Minister of Finance has the legal power to increase the rate to a maximum of 25%, but only in relation to transactions occurred after the relevant ruling (i.e. not on a retroactive basis).

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

In addition, as a general rule, transactions carried out in Brazil that result in the transfer of reais from an account maintained with a Brazilian financial institution are subject to the Temporary Contribution on Financial Transactions (“CPMF Tax”), at the rate of 0,38%. Currently, the funds transferred for the acquisition of preferred class A shares and common shares on Brazilian stock exchanges and the remittance abroad of the proceeds earned from the disposition of shares in Brazil by means of a currency exchange transaction are exempt of the CPMF Tax. In addition to that, according to Law No. 11,312, of June 27, 2006, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering, provided the public offering is registered with the CVM and that the issuer is listed in a Brazilian stock exchange. The CPMF Tax will be in effect until December 31, 2007. However, it may be extended. When applicable, the CPMF Tax must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the relevant financial transaction.

U.S. federal income tax considerations

This summary does not purport to be a comprehensive description of all the tax consequences of the acquisition, holding or disposition of the preferred class A shares or common shares or American Depositary Shares. This summary applies to U.S. holders, as defined below, who hold their preferred class A shares or common shares or American Depositary Shares as capital assets and does not apply to special classes of holders, such as:

•	certain financial institutions,

•	insurance companies,

•	dealers in securities or foreign currencies,

•	tax-exempt organizations,

•	securities traders who elect to account for their investment in preferred class A shares or common shares or American Depository Shares on a mark-to-market basis,

•	persons holding preferred class A shares, common shares or American Depositary Shares as part of hedge, straddle, conversion or other integrated financial transaction for tax purposes,

•	holders whose functional currency for tax purposes is not the U.S. dollar,

•	partnerships or other pass-through entities for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax, or

•	persons owning, actually or constructively, 10% or more of our voting shares.

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

You will be required to include dividends paid in reais in income in an amount equal to their U.S. dollar value calculated by reference to an exchange rate in effect on the date such distribution is received by the depositary, or by a United States holder in the case of a holder of common shares or preferred class A shares. If the depositary, or United States holder in the case of a holder of common or preferred class A shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code. If you hold American Depositary Shares, you will be considered to receive a dividend when the dividend is received by the depositary.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the American Depositary Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the American Depositary Shares will be treated as qualified dividends if (i) the American Depositary Shares are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The American Depositary Shares are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on CVRD’s audited financial statements and relevant market and shareholder data, CVRD believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 or 2006 taxable year. In addition, based on CVRD’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for its 2007 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred class A shares and common shares will be treated as qualified dividends, because the preferred class A shares and common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of American Depositary Shares, preferred class A shares or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of American Depositary Shares, preferred class A shares and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Subject to generally applicable limitations and restrictions, you will be entitled to a credit against your United States federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Brazilian income taxes withheld by us. You must satisfy minimum holding period requirements to be eligible to claim a foreign tax credit for Brazilian taxes withheld on dividends. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. For this purpose dividends paid by us on our shares will generally constitute “passive income” (or, for some holders, “financial services income”). Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a United States holder’s expected economic profit is insubstantial. United States holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

If a Brazilian tax is withheld on the sale or disposition of shares, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See Item 10. Additional information — Taxation — Brazilian tax considerations.

Information reporting and backup withholding.  Information returns may be filed with the Internal Revenue Service in connection with distributions on the preferred class A shares, common shares or American Depositary Shares and the proceeds from their sale or other disposition. You may be subject to United States backup withholding tax on these payments if you fail to provide your taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding.

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

RISK MANAGEMENT POLICY

We consider the effective management of risk a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise risk management policy and a risk management committee. Under the policy, we measure, monitor, and manage risk at the portfolio level, using a single framework, and consider the natural diversification of our portfolio. We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility. The members of the risk management committee in 2007 are Fabio de

Oliveira Barbosa, Chief Financial Officer, Gabriel Stoliar, Executive Officer (Planning and Control), Murilo Ferreira, Executive Officer (Nickel, Marketing & Sales of Copper and Aluminum), Guilherme Cavalcanti, Corporate Finance Director and Almir Ferreira, Procurement Director. The risk management committee assists our Executive Directors in overseeing and reviewing information regarding our enterprise risk management and framework, including the significant policies, procedures and practices employed to manage risk. Our enterprise risk management policy is designed to promote an effective risk management system and to ensure that enterprise-level risks are reported at least quarterly to the risk management committee.

With the Inco acquisition, we will have to broaden our risk management policy to ensure its effectiveness. During this transition period, CVRD Inco will maintain its own risk management policy, subject to the guidelines and strategies established by our risk management committee.

CVRD Inco’s risk management policy sets forth the responsibilities of its internal risk management committee, its membership and conduct, reporting requirements, controls, maximum hedging limits and related authorizations delegated by our Board of Directors. Under its policy, hedging activities are subject to maximum limits, which are specifically approved by our Board of Directors. The maximum limits are usually linked to a maximum percentage of forecasted annual production volume (or annual requirements, in the case of supplies or currencies) for current and future years, up to five years. These policies and procedures were established to reduce both the uncertainties associated with market risks specific to CVRD Inco’s business and operations, and the effect of market fluctuations on metals production and essential supplies on earnings and cash flow.

Considering the nature of our business and operations, the principal market risks we face are interest rate risk, exchange rate risk and commodity price risk. We address some of these risks through the use of derivative instruments. Our risk management activities follow the risk management policy, which generally prohibits speculative trading and short selling and requires diversification of transactions and counter-parties. We monitor and evaluate our overall position regularly in order to evaluate financial results and impact on our cash flow. We also periodically review the credit limits and creditworthiness of our hedging counter-parties.

Under SFAS 133 — “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138, we recognize all derivatives on our balance sheet at fair value, and the gain or loss in fair value is included in current earnings. The asset (liability) balances at December 31, 2006 and 2005 and the movement in fair value of derivative financial instruments are shown in the following table.

			Interest
			Rates				Aluminum
	Gold		(LIBOR)		Currencies		Products		Copper		Nickel		Platinum		Total

Fair value at January 1, 2005	US$	(37)	US$	(17)	US$	4	US$	(182)	US$	—	US$	—	US$	—	US$	(232)
Financial settlement		11		9		(1)		70		—		—		—		89
Unrealized gains (losses) in the year		(17)		6		(2)		(88)		—		—		—		(101)
Effect of exchange rate changes		(3)		(2)		—		(10)		—		—		—		(15)

Unrealized gain (loss) at December 31, 2005	US$	(46)	US$	(4)	US$	1	US$	(210)	US$	—	US$	—	US$	—	US$	(259)

Fair value at January 1, 2006	US$	(46)	US$	(4)	US$	1	US$	(210)	US$	—	US$	—	US$	—	US$	(259)
Gain (loss) recognized upon consolidation of Inco		—		4		9		—		(364)		62		(22)		(311)
Financial settlement		19		2		(6)		102		—		(87)		—		30
Unrealized gains (losses) in the year		(23)		4		(19)		(187)		65		42		2		(116)
Effect of exchange rate changes		(4)		—		—		(23)		—		—		—		(27)

Unrealized gain (loss) at December 31, 2006	US$	(54)	US$	6	US$	(15)	US$	(318)	US$	(299)	US$	17	US$	(20)	US$	(683)

INTEREST RATE AND CURRENCY RISK

The table below sets forth our floating and fixed rate long-term debt, categorized by local and foreign currency, and as a percentage of our total long-term debt portfolio at the dates indicated, including loans from unrelated parties, except for accrued charges and translation adjustments, as reflected in our consolidated financial statements.

	At December 31,
	2005		2006
	(US$ million, except percentages)

Floating rate debt:
Real-denominated	100	2.1%	3,125	14.5%
Denominated in other currencies	2,901	60.3	10,924	50.5
Fixed rate debt:
Real-denominated	32	0.6	21	0.1
Denominated in other currencies	1,778	37.0	7,543	34.9

Subtotal	4,811	100.0	21,613	100.0

Translation adjustments(1)	—	—	48	—

Accrued charges	121		172

Total	4,932	—	21,833	—

(1)	Adjustment due to accounting conversion method, which entails converting all assets and liabilities into U.S. dollars at the prevailing exchange rate at each balance sheet date or the first available exchange rate if a rate on December 31 is not available.

The table below provides information about our debt obligations as of December 31, 2006, which are sensitive to changes in interest rates and exchange rates. The table presents the principal cash flows and related weighted average interest rates of these obligations by expected maturity date. Weighted average variable interest rates are based on the applicable reference rate at December 31, 2006. The debt obligations’ actual cash flows are denominated mainly in U.S. dollars or reais or other currencies, as indicated.

	Weighted									Fair Value
	Average								Fair Value	Accounting at
	Interest Rate								Cash Flow at	December 31,
	(%)(1)(2)	2007	2008	2009	2010	2011	To 2036	Total	12/31/06(3)	2006(3)
	(US$ million)

US$-denominated
Fixed rate
Bonds	6.90%	111.4	—	—	—	—	6,774.4	6,885.8	7,185.2	7,509.5
Loans	5.91%	19.2	18.4	61.4	57.1	102.5	—	258.6	258.5	258.6
Securitization Notes	5.90%	57.0	53.0	55.2	57.5	30.0	62.5	315.2	315.2	315.2
Trade Finance	5.99%	1.5	—	—	—	—	—	1.5	1.5	1.5
Floating Rate
Loans	5.91%	197.9	8,455.4	254.1	254.3	359.2	563.2	10,084.1	10,260.1	10,084.1
Securitization Notes	5.90%	28.9	—	—	—	—	—	28.9	28.9	28.9
Trade Finance	5.99%	62.0	23.7	4.0	109.0	65.0	215.0	478.7	495.4	478.7

Subtotal		477.9	8,550.5	374.7	477.9	556.7	7,615.1	18,052.8	18,544.8	18,676.5
Real-denominated
Fixed Rate Loans	13.31%	20.0	0.1	0.1	0.1	0.1	0.2	20.6	20.6	20.6
Floating Rate Loans	13.31%	16.1	15.9	13.8	722.6	13.8	2,343.2	3,125.4	3,125.3	3,125.4

Subtotal		36.1	16.0	13.9	722.7	13.9	2,343.4	3,146.0	3,145.9	3,146.0
Denominated in other currencies
Fixed Rate Loan	7.14%	2.9	2.3	1.9	1.6	1.4	71.5	81.6	81.6	81.6
Floating Rate Loan	4.73%	7.2	7.2	7.3	7.3	3.1	42.4	74.5	74.4	74.5

Subtotal		10.1	9.5	9.2	8.9	4.5	113.9	156.1	156.0	156.1
No maturity		—	—	—	—	—	—	258.3	258.3	258.3
Total		524.1	8,576.0	397.8	1,209.5	575.1	10,072.4	21,613.2	22,105.0	22,236.9

(1)	Weighted average interest rates do not take into account the effect of the derivatives.

(2)	Weighted average variable interest rates are based on the applicable reference rate at December 31, 2006.

(3)	Includes only long-term debt obligations.

Interest rate risk

We are exposed to interest rate risk on our outstanding borrowings on future debt issuances. Our floating rate debt consists principally of U.S. dollar borrowings related to trade finance and loans from commercial banks and multilateral organizations and real borrowings related to the debentures and the property and services acquisition financing issued in the local market. In general, our foreign currency floating rate debt is principally subject to changes in the London Interbank Offered Rate (USD LIBOR). Consequently, fluctuations in the USD LIBOR may adversely impact our cash flows. To mitigate the effects of interest rate volatility we sometimes make use of natural hedges allowed by the positive correlation between U.S. dollar floating interest rates and metals prices. When natural hedges are not present, we sometimes try to realize the same effect with the aid of financial instruments. Our floating rate debt denominated in reais is mainly subject to changes in the CDI (Interbank Certificate of Deposit) and TJLP, as fixed by the BNDES.

We have entered into interest rate derivative transactions primarily to hedge the exposure we hold on our US-dollar floating rate debt. Our interest rate derivatives portfolio consists of options and interest rate swaps to convert floating rate exposures to fixed rate exposures or to cap our exposure to interest rate fluctuations. A cap is the maximum rate we will be required to pay on the notional amount of the debt. Conversely, a floor is the minimum rate we will be required to pay on the notional amount of the debt. The table below sets forth certain information with respect to our interest rate derivatives portfolio at December 31, 2005 and 2006.

	At December 31, 2005			At December 31, 2006
	Notional	Interest	Unrealized	Notional	Interest	Unrealized	Final
	Value	Rate Range	Gain (Loss)	Value	Rate Range	Gain (Loss)	Maturity
	(US$ million, except interest rate ranges)

Floor	25	5.8%	0.0	—	—%	—	Nov 2006
Cap	175	5.7 - 11.0%	0.0	150	5.7 - 11.0%	—	May 2007
Swap	206	5.8 - 6.7%	(3.8)	379	5.1 - 6.7%	6.2	Dec 2011

Total			(3.8)			6.2

Currency risk

We are exposed to exchange rate risk associated with the denomination of our debt in currencies other than the Brazilian real. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar. This provides a natural hedge against any changes in the Brazilian real against the U.S. dollar. For instance, when a devaluation of the Brazilian real occurs, the immediate negative impact on our non-Brazilian real-denominated debt is offset over time by the positive effect of devaluation on future cash flows. In light of this framework, we generally do not use derivative instruments to manage the currency exposure on our long-term dollar-denominated debt. However, we may occasionally use derivatives to minimize the effects of the volatility of the exchange rates between reais and U.S. dollars in the cash flow.

Our cash flows are also exposed to the volatility of other currencies against the U.S. dollar. While prices for most of our products are primarily in U.S. dollars, a substantial portion of our costs, expenses and investments are in currencies other than the U.S. dollar, in particular the reais and the Canadian dollar. In projects developed outside Brazil and Canada, we are also exposed to other currencies, such as the Euro, Australian dollar and the Chinese renminbi.

We use forward currency contracts to minimize the impact of exchange rate fluctuations on a portion of the construction costs for capital assets at our Ontario operations and the planned production facilities for the Goro project.

	At December 31, 2005			At December 31, 2006
	Notional	Average	Unrealized	Notional	Average	Unrealized	Final
	Value	Price	Gain (Loss)	Value	Price	Gain (Loss)	Maturity
	(US$ million, average price and notional amount in millions of local currency noted)

Chinese yuan forward purchase contracts	—	—	—	83	0.129	0.1	Dec 2007
Australian dollar forward purchase contracts	—	—	—	80	0.716	5.3	Dec 2007
Euro forward purchase contracts	—	—	—	55	1.237	5.0	Nov 2007

Pounds sterling forward purchase contracts				1	1.766	0.2	Mar 2007

Total			—			10.6

In connection with the acquisition of Inco, we used derivative instruments to minimize the effects of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, and hedged part of the acquisition amount. The outstanding Canadian-dollar derivative transactions at December 31,2006 are shown in the table below. These derivative transactions were settled on January 3, 2007, together with the acquisition of the remaining shares of Inco.

	At December 31, 2005			At December 31, 2006
	Notional	Price	Unrealized	Notional	Rate	Unrealized	Final
	Value	Range	Gain (Loss)	Value	Range	Gain (Loss)	Maturity
(US$ million, except rate ranges)

CAD forward purchase contracts	—	—	—	2,053	1.13 - 1.16	(28.5)	Jan 2007

In connection with the refinancing of the acquisition facility, we issued in the Brazilian capital markets debentures in reais, indexed to the CDI (“Interbank Certificate of Deposit”). During the last quarter of 2006, we also entered into a local credit line, also indexed to the CDI, to finance the acquisition of property and services. In order to protect against the possible impact on cash flow caused by fluctuations in the R$/US$ exchange rate on the Brazilian debt issuance, we have entered into swap transactions with respect to which we convert the cash flow in reais indexed to CDI to cash flows in U.S. dollars indexed to a fixed rate. In March 2007, the swap transaction was concluded and the first series, in the amount of US$700 million, maturing in 2010 and bearing an interest rate of 101.75% of the accumulated variation of the Brazilian CDI interest rate, was swapped into U.S. dollars at an average rate of 5.80%. The second series, in the amount of US$1,800 million, maturing in 2013 and bearing an interest at the Brazilian CDI interest rate plus 0.25% per year, was swapped into U.S. dollars at an average rate of 5.71%.

We have other exposures associated with our outstanding debt portfolio. We have a euro exposure associated with a credit line extended by KFW (Kreditanstalt für Wiederaufbau). To mitigate the foreign currency risk, we have entered into some forward transactions that are specified in the next table. The table below sets forth certain information with respect to our exchange rate derivatives portfolio at December 31, 2005 and 2006.

	At December 31, 2005					At December 31, 2006
	Notional			Unrealized		Notional			Unrealized		Final
	Value		Rate Range	Gain (Loss)		Value		Rate Range	Gain (Loss)		Maturity
	(US$ million, except rate ranges)

Floating Rate purchased		€14.35	Euribor + Spread 1		—		€11.96	Euribor + spread 1		—	Dec 2011
Floating Rate sold	US$	16.19	Libor + Spread 2		—	US$	13.49	Libor + spread 2		—	Dec 2011
Total				US $	0.7				US $	2.4

PRODUCT PRICE RISK

We are also exposed to various market risks relating to the volatility of world market prices for the following products:

•	iron ore and pellets, which represented 46.7% (including CVRD Inco 2006 pre-acquisition gross revenues in addition to 2006 historical gross revenues) of our 2006 gross consolidated revenues;

•	nickel, which represented 25.7% (on the same basis) of our 2006 gross consolidated revenues;

•	manganese ore and ferroalloys, which represented 2.2% (on the same basis) of our 2006 gross consolidated revenues;

•	aluminum products, which represented 9.3% (on the same basis) of our 2006 gross consolidated revenues; and

•	copper concentrate, which represented 3.8% (on the same basis) of our 2006 gross consolidated revenues.

Other products, such as platinum-group metals (PGMs) and potash, represented a minor percentage of our consolidated revenues.

We do not enter into derivative transactions to hedge our iron ore, pellets, kaolin, manganese ore or ferroalloys exposure. Our risk management policy permits us to hedge market risk only when necessary to support our corporate strategy or maintain financial flexibility. Currently, our derivatives transactions include nickel forward purchase and sale contracts, aluminum forward contracts and options, copper call and put options, as well as positions in gold, platinum and fuel oil derivative instruments.

Our Executive Board approved the hedging of a portion of our aluminum and copper production for 2007 and 2008 to reduce cash flow risk in connection with the change in our capital structure and the significant increase of our debt position after the acquisition of Inco.

Nickel

We do not generally use derivative instruments to hedge our exposure to fluctuations in nickel prices. However, we do enter into LME forward purchase contracts, which are substantially offset by fixed-price customer contracts, in order to maintain exposure to nickel price risk. We also enter into LME forward sales contracts to minimize nickel price risk associated with purchased nickel inventories of intermediates and finished nickel products.

The table below sets forth certain information with respect to our nickel derivatives portfolio at December 31, 2006.

	At December 31, 2005			At December 31, 2006
			Unrealized			Unrealized	Final
	Quantity	Price Range	Gain (Loss)	Quantity	Average Price	Gain (Loss)	Maturity
	(Metric tons)	(US$ per metric ton)	(US$ million)	(Metric tons)	(US$ per metric ton)	(US$ million)

Forward purchase contracts				6,780	30,283	19.6	Sep 2008
Forward sales contracts	—	—	—	996	31,580	(3.4)	April 2007

Total						16.2

Aluminum

In order to manage the risk associated with fluctuations in aluminum prices, we engaged in hedging transactions involving put and call options, as well as forward contracts. These derivative instruments allowed us to establish minimum average profits for our future aluminum production in excess of our expected production costs and therefore ensure stable cash generation. However, we also have the effect of reducing potential gains from price increases in the spot market for aluminum. Our policy has been to settle all commodity derivatives contracts in cash without physical delivery of product.

The table below sets forth certain information with respect to our aluminum derivatives portfolio at December 31, 2005 and 2006.

	At December 31, 2005			At December 31, 2006
	Notional		Unrealized	Notional		Unrealized	Final
	Value	Price Range	Gain (Loss)	Value	Price Range	Gain (Loss)	Maturity
	(Metric tons of	(US$ per metric ton)	(US$ million)	(Metric tons of	(US$ per metric ton)	(US$ million)
	aluminum)			aluminum)

Puts purchased	78,500	1,375 - 1,625	0.0	564,100	1,375-2,500	54.8	Dec 2008
Forwards sold	3,000	1,502 - 1,700	(1.8)	81,000	1,502-2,650	(21.2)	Dec 2008
Calls sold	96,500	1,535 - 1,640	(19.3)	582,100	1,565-2,815	(144.8)	Dec 2008
Other instruments	147,000	1,400 - 1,700	(94.9)	120,000	1,400-1,700	(130.4)	Dec 2008

Total			(116.0)			(241.6)

Copper

We had outstanding put option contracts, giving us the right — but not the obligation — to sell copper, and sold call option contracts, giving the buyer the right — but not the obligation — to purchase copper for time periods extending to 2008. A major part of the copper derivative position was added to our books as a result of the acquisition of Inco.

The following table sets forth certain information with respect to our copper derivatives portfolio at December 31, 2005 and 2006.

	At December 31, 2005			At December 31, 2006
			Unrealized			Unrealized	Final
	Quantity	Price Range	Gain (Loss)	Quantity	Price Range	Gain (Loss)	Maturity
	(Metric tons)	(US$ per	(US$ million)	(Metric tons	(US$ per	(US$ million)
		metric ton)		of copper)	metric ton)

Puts purchased	—	—	—	156,000	5,800 - 6,000	91.0	Dec 2008
Calls sold	—	—	—	156,000	7,650 - 8,500	(41.1)	Dec 2008
Forwards sold	—	—	—	1,136	7,040	0.8	Dec 2007

Range forward options	—	—	—	107,376	2,205 - 2,891	(349.2)	Dec 2008

Total	—	—	—			(298.5)

PGMs and other precious metals

We currently hold a small position in gold derivative instruments, structured to manage the risks related to gold price fluctuations, inherent from the content of gold associated with copper concentrate production.

The table below sets forth certain information with respect to our gold derivatives portfolio at December 31, 2005 and 2006.

	At December 31, 2005				At December 31, 2006
				Unrealized				Unrealized	Final
	Quantity	Price Range		Gain (Loss)	Quantity	Price Range		Gain (Loss)	Maturity
	(oz.)	(US$ per oz.)		(US$ million)	(oz.)	(US$ per oz.)		(US$ million)

Puts purchased	222,200	285 - 385		—	162,200	323-325		0.0	Dec 2008
Calls sold	286,240	343 - 440		(46.0)	199,240	376-388		(53.9)	Dec 2008
Other instruments	—	—		—	—	—		—	—

Total			US $	(46.0)			US $	(53.9)

We enter into platinum hedging contracts in order to manage the risk associated with the volatility of platinum prices. These contracts, which were included in our portfolio after the acquisition of Inco, are generally swap contracts or options, are intended to provide certain minimum price realizations for a portion of our future production of such metals. Under these swap contracts, we receive fixed prices for platinum and pay a floating price based on monthly average spot prices.

The table below set forth certain information with respect to our platinum derivatives portfolio at December 31, 2006.

	At December 31, 2005			At December 31, 2006
			Unrealized			Unrealized	Final
	Quantity	Price Range	Gain (Loss)	Quantity	Price Range	Gain (Loss)	Maturity
	(oz.)	(US$ per oz.)	(US$ million)	(oz.)	(US$ per oz.)	(US$ million)

Range forward options				58,818	708 - 814	(19.6)	Dec 2008

Total						(19.6)

Fuel oil

We use fuel oil swap contracts to minimize the impact of fluctuations in the prices of our energy requirements. These contracts were included in our derivatives portfolio after the acquisition of Inco. Under these contracts, we pay fixed prices for energy and receive amounts based on monthly average spot prices.

The table below set forth certain information about our energy derivatives portfolio at December 31, 2006.

	At December 31, 2005			At December 31, 2006
			Unrealized			Unrealized	Final
	Quantity	Price Range	Gain (Loss)	Quantity	Average Price	Gain (Loss)	Maturity
	(Metric tons)	(US$ per metric ton)	(US$ million)	(Metric tons)	(US$ per metric ton)	(US$ million)

Swaps				12,600	$312	(0.4)	Mar 2007

Total						(0.4)

There is an embedded derivative related to energy in our subsidiary Albras on which we have an unrealized loss of US$180.9 million as of December 31, 2006 and US$124.1 million as of December 31, 2005.

CREDIT RISK MANAGEMENT

Financial institutions risk & exposure

We have a strict policy regarding financial credit risk arising from derivative and other financial transactions executed with financial institutions. The credit policy was approved by our Board of Directors, who delegated to the Executive Board the approval of individual limits and the total credit exposure of the portfolio, to be proposed by our finance department. On a semiannual basis, our financial institutions credit exposure is submitted to the finance committee and the Executive Board. The credit quality of each institution is evaluated based on its financial strength, foreign currency ratings published by international rating agencies, shareholder’s equity size and range of financial products provided. The credit policy only allows CVRD to perform financial transactions with institutions that hold at least an A- foreign currency credit rating. In the case the rating of the institution is capped by the sovereign ceiling, the rating of the country in which the institution is incorporated has to be at least equal to Brazil rating, and the local currency rating of the institution has to be at least A-. In addition, we can only invest our cash holdings and enter into derivative transactions with institutions whose limits are consistent with our credit policy. After the acquisition of Inco, both the total credit exposure and the individual limits with financial institutions, including CVRD Inco’s portfolio, were evaluated under the credit policy terms and were submitted to the Executive Board for approval.

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

While we integrate CVRD Inco into our operations, CVRD Inco will maintain separate commercial credit procedures subordinated to CVRD Inco’s corporate credit policy, which outlines a procedure for measuring, granting and controlling commercial credit exposure limits for CVRD Inco. This credit policy is under review to ensure that the guidelines and objectives concerning commercial exposure risk management comply with CVRD’s policies.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure committee, with the participation of our chief executive officer, chief financial officer, investors relations officer, general counsel, chief accounting officer and internal controls officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CVRD is responsible for establishing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

CVRD’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, CVRD’s management has concluded that the company’s internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

CHANGES IN INTERNAL CONTROLS

Our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2006 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

As described in Item 16D of this Form 20-F, in lieu of establishing an independent audit committee, we have given our Fiscal Council the necessary powers to qualify for the exemption from the audit committee requirements set forth in Exchange Act Rule 10A-3(c)(3). Our Board of Directors has determined that one of the members of our Fiscal Council, Mr. Aníbal Moreira dos Santos, is an audit committee financial expert. Mr. Moreira dos Santos meets the applicable independence requirements for Fiscal Council membership under Brazilian law. He also meets the New York Stock Exchange independence requirements that would apply to audit committee members in the absence of our reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3).

Item 16B.	Code of Ethics

CVRD has adopted a code of ethics that applies to all board members, executive officers and employees, including the Chief Executive Officer and the Chief Financial Officer and Principal Accounting Officer of CVRD. We have posted copies of this code of ethics on our website, at: http://www.cvrd.com.br (under Investor Relations; Corporate Governance; Code of Ethics). Copies of our code of ethics may be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethics to the officers described above since adoption of the code.

Item 16C.	Principal Accountant Fees and Services

PRINCIPAL ACCOUNTANT FEES

PricewaterhouseCoopers Auditores Independentes billed the following fees to us for professional services in 2005 and 2006.

	Year Ended December 31,
	2005	2006
	(US$ thousand)

Audit Fees	1,470	5,072
Audit-Related Fees	2,736	1,295
Tax Fees	85	91
All Other Fees	—	14

Total Fees	4,291	6,472

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers for the audit of our consolidated and annual financial statements, the audit of management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” In 2005 and 2006, Audit-Related Fees consisted primarily of fees for services related to CVRD’s preparation for the assessment required under Section 404 of the Sarbanes-Oxley Act. “Tax Fees” relate primarily to the review of the annual federal tax return and review of accuracy of the tax computation procedures with respect to income tax and sales taxes.

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

Under the listed company audit committee rules of the NYSE and the SEC, we are required to comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our fiscal council to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). We have designated and empowered our Fiscal Council to perform this role. In our assessment, our fiscal council will be able to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares, up to 47,986,763 preferred shares, executed during 180 days. As of December 31, 2006, we had acquired 15,149,600 shares held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$19.98.

					Maximum Number (or
				Total Number of	Approximate Dollar
				Shares (or Units)	Value) of Shares
				Purchased as Part	(or Units) that may
	Total Number of	Average Price Paid		of Publicly	yet be Purchased
	Shares (or Units)	per Share (or		Announced Plans or	Under the Plans or
Period	Purchased	Units)		Programs	Programs

From June 22 to June 30, 2006	1,281,100	US$	19.20	1,281,100	46,705,663
From July 3 to July 17, 2006	13,868,500	US$	19.93	13,868,500	32,837,163
August 2006	—		N/A	—	32,837,163
September 2006	—		N/A	—	32,837,163
October 2006	—		N/A	—	32,837,163
November 2006	—		N/A	—	32,837,163
December 2006	—		N/A	—	—

Total	15,149,600	US$	19.98	15,149,600	—

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to S-1.

Item 19.	Exhibits

Exhibit
Number

1.1	Bylaws of Companhia Vale do Rio Doce, as amended April 27, 2006 (English translation)
8	List of Subsidiaries
12.1	Certification of Chief Executive Officer of CVRD pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2	Certification of Chief Financial Officer of CVRD pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of CVRD, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers.

The amount of long-term debt securities of CVRD or its subsidiaries authorized under any outstanding agreement does not exceed 10% of CVRD’s total assets on a consolidated basis. CVRD hereby agrees to furnish the SEC, upon its request, a copy of any instruments defining the rights of holders of its long-term debt or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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

Date: May 15, 2007

COMPANHIA VALE DO RIO DOCE

Report of independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Companhia Vale do Rio Doce

We have completed an integrated audit of Companhia Vale do Rio Doce’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries (“the Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17, to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other retirement plans in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing under item 15,, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
March 7, 2007

Consolidated Balance Sheets

Expressed in millions of United States dollars
(Except numbers of Shares)

	As of December 31,
	2006	2005

ASSETS
Current assets
Cash and cash equivalents	4,448	1,041
Accounts receivable
Related parties	675	159
Unrelated parties	2,929	1,490
Loans and advances to related parties	40	22
Inventories	3,493	1,142
Deferred income tax	410	186
Recoverable taxes	414	362
Others	531	373

	12,940	4,775

Property, plant and equipment, net	38,007	14,166
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	2,353	1,672
Other assets
Goodwill on acquisition of subsidiaries	4,484	548
Loans and advances
Related parties	5	4
Unrelated parties	109	61
Prepaid pension cost	977	308
Prepaid expenses	360	89
Judicial deposits	852	568
Advances to suppliers — energy	443	311
Recoverable taxes	305	110
Others	119	32

	7,654	2,031

TOTAL	60,954	22,644

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Suppliers	2,382	1,110
Payroll and related charges	451	229
Minimum annual dividends attributed to stockholders	1,494	—
Current portion of long-term debt — unrelated parties	711	1,218
Short-term debt	723	15
Loans from related parties	25	62
Provision for income taxes	817	244
Taxes payable	119	53
Employees post-retirement benefits	107	30
Others	483	364

	7,312	3,325

Long-term liabilities
Employees post-retirement benefits	1,841	241
Long-term debt — unrelated parties	21,122	3,714
Provisions for contingencies (Note 18(c))	1,641	1,286
Unrealized loss on derivative instruments	733	260
Deferred income tax	4,527	2
Provisions for asset retirement obligations	676	225
Others	618	396

	31,158	6,124

Minority interests	2,811	1,218

Commitments and contingencies (Note 18)
Stockholders’ equity
Preferred class A stock — 3,600,000,000 no-par-value shares authorized and 959,758,200 issued	4,702	2,150
Common stock — 1,800,000,000
no-par-value shares authorized and 1,499,898,858 issued	3,806	3,806
Treasury stock — 15,172,516 preferred and 28,291,020 common shares	(389)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(1,004)	(2,729)
Undistributed retained earnings	9,555	4,357
Unappropriated retained earnings	2,505	3,983

	19,673	11,977

TOTAL	60,954	22,644

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(Except number of shares and per-share amounts)

	Year Ended December 31,
	2006	2005	2004

Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	16,511	10,767	6,333
Revenues from logistic services	1,376	1,216	877
Aluminum products	2,381	1,408	1,250
Other products and services	95	14	19

	20,363	13,405	8,479
Taxes on revenues	(712)	(613)	(413)

Net operating revenues	19,651	12,792	8,066

Operating costs and expenses
Cost of ores and metals sold	(7,946)	(4,620)	(2,881)
Cost of logistic services	(777)	(705)	(513)
Cost of aluminum products	(1,355)	(893)	(674)
Others	(69)	(11)	(13)

	(10,147)	(6,229)	(4,081)
Selling, general and administrative expenses	(816)	(583)	(452)
Research and development	(481)	(277)	(153)
Others	(570)	(271)	(257)

	(12,014)	(7,360)	(4,943)

Operating income	7,637	5,432	3,123

Non-operating income (expenses)
Financial income	327	123	82
Financial expenses	(1,338)	(560)	(671)
Foreign exchange and monetary gains, net	529	299	65
Gain on sale of investments	674	126	404

	192	(12)	(120)

Income before income taxes, equity results and minority interests	7,829	5,420	3,003

Income taxes
Current	(1,134)	(754)	(433)
Deferred	(298)	(126)	(316)

	(1,432)	(880)	(749)

Equity in results of affiliates and joint ventures	710	760	542
Minority interests	(579)	(459)	(223)

Net income	6,528	4,841	2,573

Basic and diluted earnings per Preferred Class A Share	2.69	2.10	1.12
Basic and diluted earnings per Common Share	2.69	2.10	1.12
Weighted average number of shares outstanding (thousands of shares)
Common shares	1,471,608	1,471,608	1,471,608
Preferred Class A shares	954,426	831,432	831,432

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Year Ended December 31,
	2006	2005	2004

Cash flows from operating activities:
Net income	6,528	4,841	2,573
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	997	619	399
Dividends received	516	489	200
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(710)	(760)	(542)
Deferred income taxes	298	126	316
Provisions for contingencies	48	27	137
Loss on sale of property, plant and equipment	106	26	34
Gain on sale of investments	(674)	(126)	(404)
Foreign exchange and monetary losses (gains)	(917)	(237)	112
Unrealized derivative losses (gains), net	143	101	134
Minority interests	579	459	223
Interest payable (receivable), net	36	62	93
Others	(141)	(159)	(123)
Decrease (increase) in assets:
Accounts receivable	(438)	(416)	(98)
Inventories	859	(138)	(216)
Others	(12)	(639)	(78)
Increase (decrease) in liabilities:
Suppliers	(47)	279	230
Payroll and related charges	(86)	40	28
Income taxes	84	413	348
Others	63	154	105

Net cash provided by operating activities	7,232	5,161	3,471

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(18)	(27)	(33)
Repayments	11	115	51
Others	(16)	—	18
Guarantees and deposits	(78)	(59)	(111)
Additions to investments	(107)	(103)	(34)
Additions to property, plant and equipment	(4,431)	(3,977)	(2,022)
Proceeds from disposal of investments	837	126	579
Proceeds from disposals of property, plant and equipment	49	16	11
Cash used to acquire subsidiaries, net cash of acquired	(13,201)	(737)	—

Net cash used in investing activities	(16,954)	(4,646)	(1,541)

Cash flows from financing activities:
Short-term debt, additions	4,912	763	379
Short-term debt, repayments	(4,233)	(849)	(439)
Loans
Related parties
Additions	10	10	21
Repayments	(50)	(43)	(27)
Issuances of long-term debt
Related parties	14	15	20
Others	21,993	1,757	1,031
Stock treasury	(301)	—	—
Repayments of long-term debt
Related parties	—	—	(3)
Others	(7,635)	(884)	(1,283)
Interest attributed to shareholders	(1,300)	(1,300)	(787)
Dividends to minority interest	(65)	—	—

Net cash (used in) provided by financing activities	13,345	(531)	(1,088)

Increase (decrease) in cash and cash equivalents	3,623	(16)	842
Effect of exchange rate changes on cash and cash equivalents	(216)	(192)	(204)
Initial cash in new consolidated subsidiary	—	—	26
Cash and cash equivalents, beginning of year	1,041	1,249	585

Cash and cash equivalents, end of year	4,448	1,041	1,249

Cash paid during the year for:
Interest on short-term debt	(9)	(9)	(5)
Interest on long-term debt	(565)	(243)	(295)
Income tax	(586)	(481)	(108)
Non-cash transactions
Income tax paid with credits	(151)	(161)	(100)
Interest capitalized	(126)	(86)	(31)
Issuance of preferred stock for the acquisition of Caemi, net of cash acquired (Note 6)	(2,552)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
Expressed in millions of United States dollars
(Except number of shares and per-share amounts)

	Year Ended December 31,
	2006	2005	2004

Preferred class A stock (including six special shares)
Beginning of the year	2,150	1,176	1,055
Capital increase (Note 6)	2,552	—	—
Transfer from appropriated retained earnings	—	974	121

End of the year	4,702	2,150	1,176

Common stock
Beginning of the year	3,806	2,121	1,902
Transfer from appropriated retained earnings	—	1,685	219

End of the year	3,806	3,806	2,121

Treasury stock
Beginning of the year	(88)	(88)	(88)
Acquisitions	(301)	—	—

End of the year	(389)	(88)	(88)

Additional paid-in capital
Beginning and end of the year	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the year	(2,856)	(3,869)	(4,449)
Change in the year	1,228	1,013	580

End of the year	(1,628)	(2,856)	(3,869)

Unrealized gain on available-for-sale securities
Beginning of the year	127	95	74
Change in the year	144	32	21

End of the year	271	127	95

Superavit (deficit) accrued pension plan
Change in the year	460	—	—
Initial recognition effect	(107)	—	—

End of the year	353	—	—

Total other cumulative comprehensive deficit	(1,004)	(2,729)	(3,774)

Undistributed retained earnings
Beginning of the year	4,357	4,143	3,035
Transfer from unappropriated retained earnings	5,198	2,873	1,448
Transfer to capital stock	—	(2,659)	(340)

End of the year	9,555	4,357	4,143

Unappropriated retained earnings
Beginning of the year	3,983	3,315	2,857
Net income	6,528	4,841	2,573
Dividends and interest attributed to stockholders
Preferred class A stock	(1,098)	(469)	(241)
Common stock	(1,710)	(831)	(426)
Appropriation to reserves	(5,198)	(2,873)	(1,448)

End of the year	2,505	3,983	3,315

Total stockholders’ equity	19,673	11,977	7,391

Comprehensive income is comprised as follows:
Net income	6,528	4,841	2,573
Cumulative translation adjustments	1,228	1,013	580
Unrealized gain (loss) on available-for-sale securities	144	32	21
Superavit (deficit) accrued pension plan	(107)	—	—

Total comprehensive income	7,793	5,886	3,174

Taxes effect on other comprehensive income allocated to each component
Unrealized gain on investments available-for-sales
Tax (expense) benefit	(124)	—	—
Net effect	271	—	—
Superavit (deficit) accrued pension plan
Tax (expense) benefit	(187)	—	—
Net effect	353	—	—
Preferred class A stock (including six special shares)(1)	959,758,200	831,455,478	831,455,478
Common stock	1,499,898,858	1,499,898,858	1,499,898,858
Treasury stock(2)
Beginning of the year	(28,313,936)	(28,314,922)	(28,316,118)
Acquisitions	(15,149,600)	—	—
Sales	—	986	1,196

End of the year	(43,463,536)	(28,313,936)	(28,314,922)

	2,416,193,522	2,303,040,400	2,303,039,414

Dividends and interest attributed to stockholders (per share)
Preferred class A stock (including six special shares)	1.16	0.57	0.29
Common stock	1.16	0.57	0.29

(1)	Increase of 128,302,722 preferred shares (after split of shares) due to merger of shares from Caemi.

(2)	As of December 31, 2006, 28,291,020 common shares and 15,172,516 preferred shares were held in treasury in the amount of US$389. The 28,291,020 common shares are provided as collateral to secure a loan of our subsidiary Alunorte. On December 31, 2006 the market value of 3,617,821 of these shares would be sufficient to offset the balance of the debt.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1	The Company and its operation

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

On December 31, 2006 the main operating subsidiaries we consolidate are as follows:

		% Voting	Head Office	Principal
Subsidiary	% Ownership	Capital	Location	Activity

Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	61.74	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD International S.A.(1)	100.00	100.00	Swiss	Trading
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Inco Limited(3)	87.73	87.73	Canada	Nickel
Ferrovia Centro-Atlântica S. A	100.00	100.00	Brazil	Logistics
Minerações Brasileiras Reunidas S.A. — MBR	89.80	89.80	Brazil	Iron ore
Mineração Onça Puma Ltda	100.00	100.00	Brazil	Nickel
Navegação Vale do Rio Doce S.A. — DOCENAVE	100.00	100.00	Brazil	Shipping
Pará Pigmentos S.A. (“PPSA”)	82.05	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”)(4)	61.16	61.16	Indonesia	Nickel
Rio Doce Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100.00	100.00	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Urucum Mineração S.A.	100.00	100.00	Brazil	Iron ore, Ferroalloys and Manganese
Valesul Aumínio S.A.(2)	100.00	100.00	Brazil	Aluminum

(1)	Previously known as Itabira Rio Doce Company Ltd. — ITACO

(2)	Subsidiary consolidated as from July, 2006 (Note 6 and 13)

(3)	Subsidiary consolidated as from October, 2006 (Note 7)

(4)	Through Inco Limited

2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are

Notes to the Consolidated Financial Statements — (Continued)

reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative shareholders’ equity where applicable (Note 13).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority shareholder but with significant influence over the operating and financial policies of the investee.

Our investments in hydroelectric projects are made via consortium contracts under which we have an undivided interest in assets and are liable for our proportionate share of liabilities and expenses, which is based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities relate to the entities within our group. Since there is no separate legal entity for the project, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly provides that no separate legal entity exists as a result of a consortium contract, and our external legal counsel has confirmed this conclusion. So, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects described in Note 12 (c).

3	Summary of significant accounting policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post retirement benefits and other similar evaluations. Actual results could differ from those estimates.

(a)	Basis of presentation

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that we use in preparing our statutory financial statements.

For Brazilian operations the U.S. dollar amounts for the years presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 — “Foreign Currency Translation” (SFAS 52).

Prior to July 1, 1997, Brazil was considered under SFAS 52 to have a highly inflationary economy and accordingly, up to June 30, 1997, we adopted the U.S. dollar as both our functional currency and reporting currency.

As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the Brazil currency (Brazilian Reais), for Brazilian operations and extensions thereof. Accordingly, we translated the U.S. dollar amounts of

Notes to the Consolidated Financial Statements — (Continued)

non-monetary assets and liabilities into Reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.1342 and R$2.3370 to US$1.00 or the first available exchange rate if exchange on December 31, was not available), and all accounts in the statements of income (including amounts relative to Brazil currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remesurement process is included in the cumulative translation adjustments account in shareholders’ equity.

The net exchange transaction gain included in our statement of income was US$452, US$227 and US$79 in 2006, 2005 and 2004, respectively, included within the line “Foreign exchange and monetary gains (losses), net”.

(b)	Business combinations

We adopt the procedures determined by SFAS 141 — “Business Combinations” to recognize acquisitions of interests in other companies. The method of accounting used in our business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset. On the acquisition of assets, which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

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

Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at annual average rates which take into consideration the useful lives of the items, such as: 3.20% for the railroads, 2.78% for buildings, 2.97% for installations and 4.95% for mining development costs and 9.89% for other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed. After economic viability of mining activities

Notes to the Consolidated Financial Statements — (Continued)

is established, subsequent development costs are capitalized. We capitalize mine development costs as from the time we actually begin such development.

(e)	Available-for-sale equity securities

Equity securities classified as “available-for-sale” are recorded in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them, net of tax effects, as a separate component of shareholders’ equity until realized.

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

(g)	Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with SFAS 143 — “Accounting for Asset Retirement Obligations”. Our retirement obligations consist primarily of costs associated with closure activities whose initial measurement is recognized as liabilities at its fair value calculated based on a present value discount rate and accreted to full value over time through charges on earnings. An asset retirement cost equivalent to the liabilities is capitalized as part of the related asset’s carrying value and subsequently depreciated over the asset’s useful life.

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

(k)	Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

Notes to the Consolidated Financial Statements — (Continued)

(l)	Interest attributed to shareholders

As from January 1, 1996 Brazilian corporations are permitted to distribute interest attributable to shareholders’ equity. The calculation is based on the shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year neither 50% of retained earnings plus revenue reserves.

The amount of interest attributed to shareholders is deductible for purposes of taxes on income. Accordingly, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge. Income tax is withheld from the shareholders relative to interest at the rate of 15%.

Under Brazilian law, interest attributable to shareholders is considered as part of the annual minimum dividend (Note 16). Accordingly such distributions are treated as dividends for accounting purposes.

(m)	Derivatives and hedging activities

We apply SFAS 133 — “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS 137, SFAS 138 and SFAS 149. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge. No contracts have been designed as an effective hedge in the years presented.

(n)	Comprehensive income

We have disclosed comprehensive income as part of the Statement of Changes in Shareholders’ Equity, in compliance with SFAS 130 — “Reporting Comprehensive Income”. We disclose the components net of taxes and reconcile them at the Consolidation Statements of changes Shareholders’ equity.

(o)	Pension and other post retirement benefits

Private pension and other post retirement benefits sponsored by us for our employees are actuarially determined and recognized in asset or liability or both depending on the funded or unfunded status of each plan in accordance with SFAS 158 — “Employees’ Accounting for Defined Benefit Pension and Other Post retirement Plans” issued and adopted at the end of 2006. This statement amends previous related ones used by us for that purpose. The cost of our defined benefit and prior service costs or credits that arise during the period and are not components of net periodic benefit costs are recorded in other cumulative comprehensive deficit.

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

Post-production stripping costs are recorded as cost of production when incurred.

Notes to the Consolidated Financial Statements — (Continued)

4	Recently-issued accounting pronouncements

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No. 158 requires employers to recognize the over funded or under funded status of defined benefit postretirement plans as an asset or a liability and to recognize the changes in the funded status through comprehensive income. Statement No. 158 also requires that defined benefit plan assets and obligations be measured as of the fiscal year-end. This standard is effective for fiscal years ending on or after December 15, 2006. We adopted this Statement and its effects are disclosed at Note 17.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. Accordingly to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. This standard is effective as from January 1, 2007. We do not expect this statement to have any significant impact on our financial position, results of operation and cash flows.

5	Our privatization

In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:

•	Preferred Special Share. The Brazilian Government holds six preferred special shares of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) location of our headquarters

Notes to the Consolidated Financial Statements — (Continued)

(iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

•	Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits (Note 18(e)).

6	Major acquisitions and disposals

In February 2007, we entered into a purchase and sale agreement to acquire 100% of AMCI Holdings Australia Pty — AMCI HÁ, a private company held in Australia, which operates and controls coal assets through joint ventures, for AUD 835 million (approximately US$660).

In December 2006, we sold our total interest in Siderar — S.A.I.C, corresponding to 4.85%, a steel plant located in Argentina to Ternium S.A. for US$108 and a gain of US$96.

In November 2006, we keep the shares necessary to be in part of the control group at Usinas Siderúrgicas Minas Gerais — USIMINAS. Part of the remaining shares, corresponding to 5,362,928 common shares, we sold to Nippon Steel, Votorantim Participações S/A, and Camargo Corrêa S/A, in the amount of US$176 and a gain of US$175. We still have 13,839,192 Usiminas common shares that will be sold through a public offer.

During the third quarter of 2006, we sold 1,361,100 shares of Gerdau S.A. for US$19. During the fourth quarter we sold the remaining 3,379,825 shares of Gerdau S.A. for US$48. The total gain related to this operation amounted to US$56.

In July 2006 we acquired the remaining 45.5% of Valesul Alumínio S. A., which was a jointly controlled company with equal voting rights, for US$28, becoming our aluminum subsidiary and therefore we have been consolidating it since then.

During the second quarter of 2006, we sold our total interest in Gulf Industrial Investment Company for US$418, resulting in a net gain of US$338.

At an Extraordinary Shareholders’ Meeting on March 31, 2006, the Capital Stock increased by US$2,552, corresponding to 128,302,722 preferred shares (64,151,361 before split), due to the issuance of shares in relation to the acquisition of the outstanding minority interest in Caemi and at an our Extraordinary Shareholders’ Meeting held on December 29, 2006, Caemi was merged. Had the acquisition of the 39.77% preferred shares of CAEMI occurred on January 1, 2005, the only effects that would have changed were elimination of minority interest and consequently increase of net income by US$283 and a total amount concerning basic and diluted earnings per share of US$2.11 in 2005 and increase of net income by US$54 and a total amount concerning basic and diluted earnings per share of US$2.71 in 2006.

During the first quarter of 2006, we sold our total interest in Nova Era Silicon (49%) to JFE Steel Corporation for US$14, resulting in a net gain of US$9.

On November 2005, we acquired 93.0% of the voting capital of Canico Resource Corp. (Canico) a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite, for US$750. In December 2005, we acquired an additional 6.20% of the voting capital of Canico for US$50. Canico’s only significant asset other than US$63 of cash and cash equivalents was US$794 of mining rights. On February 10, 2006, we concluded the acquisition of the outstanding common shares of Canico, acquiring

Notes to the Consolidated Financial Statements — (Continued)

the remaining voting capital of Canico, 0.8% of its total capital for US$6, which is now a wholly owned subsidiary.

7	Acquisition of Inco

In October, 2006 we acquired Inco Limited (Inco), a Canadian-based nickel company, and the world’s largest nickel possessing capacity and reserve base, for US$13 billion, corresponding to 174,623,019 common shares for Cdn$86.00 each share, representing 75.66% of its outstanding shares. By November 3, 2006 we had already acquired a total of 196,078,276 shares by aproximatelly US$15 billion, representing 86.57% of Inco’s capital. Due to the issuing of new shares related to the convertible debt, on December 31, we had 87.73% of the outstanding shares. On January 3, 2007 the special meeting of shareholders of Inco, approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), our wholly-owned indirect subsidiary.

In December 2006 we concluded several transactions to take out the bridge loan aiming to extend our average debt maturity close to the pre-acquisition level, which is close to ten years, as described in Note 15.

Pursuant to the amalgamation, occurred in January, 2007, Inco changed its name to “CVRD Inco Limited” (CVRD Inco) and we had 100% of the outstanding shares, corresponding to US$2.1 billion.

The purchase price allocations based on the fair values of acquired assets and liabilities was based on management’s preliminary internal valuation estimates. Such allocations will be finalize based on valuation and other studies which are in course, performed by us with the assistance of outside valuation specialists. Accordingly, the purchase price allocation adjustments set forth bellow are preliminary and are subject to revision, which may be material.

Fair values used herein were calculated using current pension and post retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production, investment, costs, commodity prices and cash flows.

The purchase price allocation in relation to the fair value of assets and liabilities acquired will be finalize in 2007.

On the preparation of this information our acquisition is of 87.73%, in December 2006, of Inco’s shares.

Total disbursements	14,971
Transaction costs	38

Purchase price	15,009
Book value of assets acquired and liabilities assumed, net	(3,993)
Adjustment to fair value of inventory	(1,686)
Adjustment to fair value of property, plant and equipment	(9,044)
Change of control obligations	839
Adjustment to fair value of other liabilities assumed	223
Deferred taxes on the above adjustments	2,528

Goodwill	3,876

Notes to the Consolidated Financial Statements — (Continued)

Pro forma information considers that our acquisition of 87.73% of Inco as if it was completed at the beginning of each period (unaudited).

	As of and for the Year Ended December 31,
	2006			2005
	CVRD			CVRD
	Consolidated(1)	Inco	Pro Forma	Consolidated	Inco	Pro Forma

Net operating revenues	19,651	5,351	25,002	12,792	4,518	17,310
Operating costs and expenses	(12,014)	(3,738)	(15,752)	(7,360)	(3,645)	(11,005)

Operating income	7,637	1,613	9,250	5,432	873	6,305
Non-operating income	192	(486)	(294)	(12)	(1,065)	(1,077)

Income before income taxes, equity results and minority interests	7,829	1,127	8,956	5,420	(192)	5,228
Income taxes	(1,432)	(450)	(1,882)	(880)	23	(857)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	710	—	710	760	—	760
Minority interests	(579)	(229)	(808)	(459)	(141)	(600)

Net income	6,528	448	6,976	4,841	(310)	4,531

(1)	Includes consolidation of INCO as from October 23, 2006.

8	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

In other countries where we have operation the applicable nominal tax rate varied from 3.29% to 43.15%.

Notes to the Consolidated Financial Statements — (Continued)

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Year Ended December 31,
	2006	2005	2004

Income before income taxes, equity results and minority interests	7,829	5,420	3,003

Federal income tax and social contribution expense at statutory enacted rates	(2,662)	(1,843)	(1,021)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	343	307	214
Difference on tax rates of foreign income	1,004	617	247
Difference on tax basis of equity investees	(200)	(58)	(240)
Tax incentives	194	109	53
Valuation allowance reversal (provision)	(21)	3	77
Non-deductible losses on derivatives	—	—	(57)
Other non-taxable gains (losses)	(90)	(15)	(22)

Federal income tax and social contribution expense in consolidated statements of income	(1,432)	(880)	(749)

We have certain Brazilian tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within shareholders’ equity and may not be distributed in the form of cash dividends. Brazilian tax loss carry forwards have no expiration date.

We have also taxes incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not realized any net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

Notes to the Consolidated Financial Statements — (Continued)

The major components of the deferred tax accounts in the balance sheet are as follows:

	As of December 31,
	2006	2005

Current deferred tax assets
Accrued expenses deductible only when disbursed	410	186

	410	186

Long-term deferred tax assets and liabilities
Assets
Related to provision for losses and write-downs of investments	19	53
Employees post retirement benefits provision	991	82
Tax loss carryforwards	265	275
Other temporary differences	—	3

	1,275	413

Liabilities
Inflationary income	(56)	(30)
Relative to equity investments acquired	(224)	(144)
Prepaid retirement benefit	(332)	(105)
Fair value adjustments in business combinations	(4,892)	—
Other temporary differences	(185)	(52)

	(5,689)	(331)

Valuation allowance
Beginning balance	(84)	(77)
Translation adjustments	(8)	(10)
Change in allowance	(21)	3

Ending balance	(113)	(84)

Net long-term deferred tax assets	(4,527)	(2)

9	Cash and cash equivalents

	As of December 31,
	2006	2005

Cash	1,542	177
Deposits denominated in Brazilian Reais	237	297
Deposits denominated in other currencies mainly United States dollars	2,669	567

	4,448	1,041

Notes to the Consolidated Financial Statements — (Continued)

10	Accounts receivable

	As of December 31,
	2006	2005

Customers
Brazil	517	349
Other countries, all denominated in United States dollars	3,164	1,355

	3,681	1,704
Allowance for doubtful accounts	(61)	(42)
Allowance for ore weight credits	(16)	(13)

Total	3,604	1,649

Accounts receivable from customers in the steel industry represent 37.2% of Brazilian receivables and 53.0% of other countries receivables at December 31, 2006.

No single customer accounted for more than 10.0% of total revenues.

In 2006 and 2005 there were US$15 and US$0 regarding change in provisions, respectively. In 2006 and 2005 there were no write-offs in the year.

11	Inventories

	As of December 31,
	2006	2005

Finished products
Iron ore and pellets	325	271
Manganese and ferroalloys	94	151
Alumina	33	22
Aluminum	110	52
Kaolin	23	18
Copper concentrate	5	—
Nickel (co-products and by-products)	2,046	—
Others	40	28
Spare parts and maintenance supplies	817	600

	3,493	1,142

There was US$47 and US$39 million recorded as write down in 2006 and 2005, respectively.

Notes to the Consolidated Financial Statements — (Continued)

12	Property, plant and equipment

a)  By business area:

	As of December 31, 2006			As of December 31, 2005
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

Ferrous
In operation	15,440	4,550	10,890	9,795	3,607	6,188
Construction in progress	2,650	—	2,650	2,049	—	2,049

	18,090	4,550	13,540	11,844	3,607	8,237

Non-Ferrous
In operation	12,962	540	12,422	1,291	301	990
Construction in progress	7,425	—	7,425	1,281	—	1,281

	20,387	540	19,847	2,572	301	2,271

Logistics
In operation	1,262	372	890	1,236	311	925
Construction in progress	97	—	97	74	—	74

	1,359	372	987	1,310	311	999

Holdings
In operation	2,758	902	1,856	1,567	557	1,010
Construction in progress	1,239	—	1,239	1,148	—	1,148

	3,997	902	3,095	2,715	557	2,158

Corporate Center
In operation	580	193	387	322	82	240
Construction in progress	151	—	151	261	—	261

	731	193	538	583	82	501

Total	44,564	6,557	38,007	19,024	4,858	14,166

Notes to the Consolidated Financial Statements — (Continued)

(b)	By type of assets:

	As of December 31, 2006			As of December 31, 2005
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

Land and buildings	2,530	560	1,970	1,205	447	758
Installations	7,751	2,034	5,717	4,917	1,596	3,321
Equipment	3,301	1,016	2,285	1,855	711	1,144
Railroads	3,964	1,268	2,696	2,846	987	1,859
Mine development costs	12,703	584	12,119	1,945	281	1,664
Others	2,753	1,095	1,658	1,443	836	607

	33,002	6,557	26,445	14,211	4,858	9,353
Construction in progress	11,562	—	11,562	4,813	—	4,813

Total	44,564	6,557	38,007	19,024	4,858	14,166

Losses on disposals and impairments of property, plant and equipment totaled US$106, US$26 and US$34 in 2006, 2005 and 2004, respectively. Disposals and impairments mainly relate to impairment of sales of ships and trucks, locomotives and other equipment which were replaced in the normal course of business.

Assets given in guarantee to judicial processes totaled US$115.

(c)	Power generation assets

We participate in several jointly-owned hydroelectric power plants, already in operation or under construction. We have an undivided interest in these plants and are responsible for our proportionate share of the costs of construction and operation and entitled to our proportionate share of the energy produced. We record our undivided interest in these assets as property, plant and equipment.

The situation of these projects at December 31, 2006 is as follows:

	Cost of Plant in	Accumulated	Cost of Plant under
Project	Service	Depreciation	Construction

Igarapava	70	19	—
Porto Estrela	26	4	—
Funil	88	10	—
Candonga	68	5	—
Aimorés	190	9	—
Capim Branco I	117	3	—
Larona(*)	186	132	—
Balambano(*)	354	56	—
Machadinho	13	5	—
Capim Branco II	—	—	131

(*)	Through PT Inco

Income and expenses relating to operating plants are not material.

Notes to the Consolidated Financial Statements — (Continued)

13	Investments in affiliated companies and joint ventures

	2006
				Net
				Income
	Participation			(Loss)			Equity Adjustments			Dividends Received
	in Capital (%)		Net	for the	Investments		Year Ended December 31,			Year Ended December 31,
	Voting	Total	Equity	Year	2006	2005	2006	2005	2004	2006	2005	2004

Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO(1)	51.11	51.00	78	36	40	60	18	39	13	22	16	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS(1)	51.00	50.89	82	29	42	37	15	28	9	13	20	1
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	80	33	40	41	17	26	11	21	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO(1)	51.00	50.90	72	24	37	33	12	21	6	12	10	—
SAMARCO Mineração S.A. — SAMARCO(2)	50.00	50.00	640	458	370	335	229	257	117	225	225	100
Minas da Serra Geral S.A. — MSG	50.00	50.00	49	4	25	21	2	(2)	(3)	1	—	—
Gulf Industrial Investment Company — GIIC(4)	—	—	—	—	—	62	18	67	16	—	51	11
Others	—	—	—	—	23	25	1	(1)	1	1	—	—

					577	614	312	435	170	295	322	112
Logistics
MRS Logística S.A.	37.23	40.45	548	250	222	109	95	54	33	41	11	—

					222	109	95	54	33	41	11	—
Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS(3)	—	—	—	—	744	281	147	176	114	48	62	13
Companhia Siderúrgica de Tubarão — CST(6)	—	—	—	—	—	—	—	—	102	—	—	—
California Steel Industries Inc. — CSI	50.00	50.00	350	109	175	161	54	21	55	40	28	9
SIDERAR (cost $15) — available-for-sale investments	—	—	—	—	—	142	—	—	—	—	—	—

					919	584	201	197	271	88	90	22
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	410	160	164	178	64	64	57	77	58	54
Valesul Alumínio S.A. — VALESUL(5)	100.00	100.00	—	—	—	58	12	1	14	—	8	12

					164	236	76	65	71	77	66	66
Coal
Henan Longyu Resources Co. Ltd.	25.00	25.00	448	122	112	96	31	9	—	15	—	—
Shandong Yankuang International Company Ltd.	25.00	25.00	92	(21)	23	22	(5)	—	—	—	—	—

					135	118	26	9	—	15	—	—
Nickel — available-for-sale investments(7)
Jubilee Mines N.L (cost $30)	4.88	4.88	—	—	79	—	—	—	—	—	—	—
Lion Ore Mining International Ltd (cost $21)	1.80	1.80	—	—	45	—	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $12)	9.40	9.40	—	—	21	—	—	—	—	—	—	—
Skye Resources Inc (cost $-18)	9.60	9.60	—	—	36	—	—	—	—	—	—	—
Heron Resources Inc (cost $3)	9.80	9.80	—	—	12	—	—	—	—	—	—	—
Others					29	—	—	—	—	—	—	—

					222	—	—	—	—	—	—	—
Other affiliates and joint ventures
Others	—	—	—	—	114	11	—	—	(3)	—	—	—

					114	11	—	—	(3)	—	—	—

					1,554	949	303	271	339	180	156	88

Total	—	—	—	—	2,353	1,672	710	760	542	516	489	200

Notes to the Consolidated Financial Statements — (Continued)

(1)	CVRD hold a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$50 and US$46 in 2006 and 2005, respectively;

(3)	Equity method used through November 2006, and available-for-sale subsequently;

(4)	Sold for US$418 in May 2006;

(5)	Subsidiary consolidated as from July 2006 (see note 6);

(6)	CST was sold is 2004; and

(7)	Investments hold through Inco Limited.

14	Short-term debt

Our short-term borrowings are mainly from commercial banks and relate to export financing denominated in United States dollars.

Average annual interest rates on short-term borrowings were 5.5%, 4.2% and 2.3% at December 31, 2006 and 2005 and 2004, respectively.

15	Long-term debt

	As of December 31,
	Current Liabilities		Long-Term Liabilities
	2006	2005	2006	2005

Foreign debt
Loans and financing denominated in the following currencies:
United States dollars	192	825	10,483	1,617
Others	4	4	152	15
Fixed Rate Notes — US$ denominated	112	—	6,785	1,213
Securitization of export receivables — US$ denominated	86	82	259	345
Perpetual notes	—	—	86	75
Accrued charges	139	97	—	—

	533	1,008	17,765	3,265

Local debt
Denominated in Long-Term Interest Rate — TJLP/CDI	16	23	511	79
Denominated in General Price Index-Market (IGPM)	20	29	1	3
Basket of currencies	2	2	7	9
Non-convertible debentures	—	—	2,774	141
Denominated by U.S. dollars	107	132	64	216
Accrued charges	33	24	—	1

	178	210	3,357	449

Total	711	1,218	21,122	3,714

Notes to the Consolidated Financial Statements — (Continued)

The long-term portion at December 31, 2006 falls due in the following years:

2008	8,590
2009	400
2010	1,212
2011	580
2012 thereafter	10,084
No due date (Perpetual notes and non-convertible debentures)	256

21,122

At December 31, 2006 annual interest rates on long-term debt were as follows:

3.1% to 5%	741
5.1% to 7%	15,204
7.1% to 9%	5,620
9.1% to 11%	124
Over 11%	53
Variable (Perpetual notes)	91

21,833

The indices applied to debt and respective percentage variations at December 31 of each year were as follows (unaudited):

	%
	2006	2005	2004

TJLP — Long-Term Interest Rate (effective rate)	7.9	9.8	9.8
IGP-M — General Price Index — Market	3.8	1.2	12.4
Devaluation of United States Dollar against Real	(8.7)	(11.8)	(8.1)

Pursuant the acquisition of Inco we executed various operations through December, 2006. After the execution of three financing transactions totaling US$12.3 billion, completed a significant part of the take out of the initial US$14.6 billion bridge loan, used to finance the Inco acquisition.

In the first of these three transactions, on November 16, 2006, we issued a US$3.75 billion 10-year and 30-year notes. The US$1.25 billion notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually. The US$2.50 billion notes due in November 2036 bear a coupon rate of 6.875% per year, payable semi-annually, and were priced with a yield to maturity of 6.997% per year.

The second transaction involved the issue on December 20, 2006 in the Brazilian market of non-convertible debentures in the amount of US$2.5 billion, in two series, with four and seven-year maturities. The first series, due on November 20, 2010, approximately US$700, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually. The second series, due on November 20, 2013, approximately US$1.8 billion, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded in the secondary market, through the Sistema Nacional de Debêntures (SND).

The third transaction which closed on December 21, 2006, was a pre-export finance transaction of US$6.0 billion, defining the final allocation among the members of a bank syndicate. The transaction includes

Notes to the Consolidated Financial Statements — (Continued)

a US$5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year.

In January 2006, the subsidiary Vale Overseas Limited issued US$1 billion 10-year 6.250% per year notes, payable semi-annually due 2016, fully and unconditionally guaranteed by us.

In January, 2006, the subsidiary Vale Overseas Limited concluded its tender offer for any and all of its US$300 aggregate principal amount outstanding 9.00% p.a. guaranteed Notes due 2013.

In October, 2005, we issued US$300 notes due 2034, bearing interest of 7.65% per year in the same form as the US$500, 8.25% unconditionally guaranteed notes issued on January 15, 2004.

On December 31, 2006 the US dollar denominated Fixed Rate Notes of US$6,897 (2005 — US$1,256) and other debt of US$14,017 (2005 — US$2,661) are unsecured. The export securitization of US$345 (2005 — US$427) is debt securities secured by future receivables arising from certain export sales of our subsidiary CVRD Overseas Ltd. Loans from international lenders of US$106 (2005- US$135) are guaranteed by the Brazilian Federal Government, to which we have given counter-guarantees in the same amounts secured by our own shares and accounts receivable of a subsidiary. We also have loans from Brazil and international institutions secured by property, plant and equipment in the amount of US$0 (2005 — US$123). The remaining long-term debt of US$458 (2005 — US$330) is secured mainly by assets of subsidiaries.

Certain loan contracts impose certain limitations on the Company with respect to the incurrence of liens, indebtedness and mergers.

16	Shareholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a shareholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 5, the Brazilian Government holds six preferred special share which confers to it permanent veto rights over certain matters.

On May 22, 2006 a stock split was effected which had been approved by the Extraordinary General Shareholders’ Meeting on April 27, 2006. Each existing, common and preferred, share was split into two shares. After the split our capital comprises 2,459,657,058 shares, of which 1,499,898,858 common shares and 959,758,200 class “A” preferred shares, including six special class shares without par value (“Golden Share”). The share/ADR ratio was maintained at 1/1; therefore, each common and preferred share, continued to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively. All numbers of share and per share amounts included herein reflect retroactive application of the stock split.

On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares, executed during 180 days. As of December 31, 2006, we had acquired 15,149,600 shares held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$19.98 (minimum cost of US$18.89 and maximum of US$20.74).

During 2006 we paid US$1.3 billion to shareholders, the first installment of US$650 was paid on April 2006 and the second installment of US$650 was paid on October 2006. The distribution was made in the form of interest on shareholders’ equity and dividends.

Both common and preferred shareholders are entitled to receive a dividend of at least 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual shareholders’ meeting. In the case of preferred shareholders, this dividend cannot be less than 6% of the preferred capital as

Notes to the Consolidated Financial Statements — (Continued)

stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share. For the year ended December 31,2006, this annual minimum dividend achieve US$1,508 of which US$14 was paid on October 2006 and therefore we accrued the remaining value of US$1,494 with a direct charge to shareholders equity. For each of the years 2005 and 2004 we distributed dividends to preferred shareholders in excess of this limit. Interest attributed to shareholders equity as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. In addition, undistributed retained earnings at December 31, 2006 includes US$8,542, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the shareholders.

No withholding tax is payable on distribution of profits earned except for distributions in the form of interest attributed to shareholders (Note 3 (l)).

Notes to the Consolidated Financial Statements — (Continued)

Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Year Ended December 31,
	2006	2005	2004

Undistributed retained earnings
Unrealized income reserve
Beginning of the year	101	130	193
Transfer (to) from retained earnings	(44)	(29)	(63)

End of the year	57	101	130
Expansion reserve
Beginning of the year	3,621	3,091	2,090
Transfer to capital stock	—	(2,036)	(309)
Transfer from retained earnings	4,864	2,566	1,310

End of the year	8,485	3,621	3,091
Legal reserve
Beginning of the year	599	529	374
Transfer to capital stock	—	(209)	—
Transfer from retained earnings	371	279	155

End of the year	970	599	529
Fiscal incentive depletion reserve
Beginning of the year	—	378	347
Transfer to capital stock	—	(398)	—
Transfer from retained earnings	—	20	31

End of the year	—	—	378
Fiscal incentive investment reserve
Beginning of the year	36	15	31
Transfer to capital stock	—	(16)	(31)
Transfer from retained earnings	7	37	15

End of the year	43	36	15

Total undistributed retained earnings	9,555	4,357	4,143

The purpose and basis of appropriation to such reserves is described below:

•	Unrealized income reserve — this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

•	Expansion reserve — this is a general reserve for expansion of our activities.

•	Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

Notes to the Consolidated Financial Statements — (Continued)

•	Fiscal incentive depletion reserve — this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

•	Fiscal incentive investment reserve — this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve basically contemplates income tax incentives (Note 8).

Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

		Weighted
	Income	Average	Basic and Diluted
	(Numerator)	(Thousands)	per-Share Amount
	(US$ Million)	(Denominator)	(US$ per Share)

Net income for the year ended December 31, 2006	6,528
Income available to preferred stockholders	2,568	954,426	2.69
Income available to common stockholders	3,960	1,471,608	2.69
Net income for the year ended December 31, 2005	4,841
Income available to preferred stockholders	1,748	831,432	2.10
Income available to common stockholders	3,093	1,471,608	2.10
Net income for the year ended December 31, 2004	2,573
Income available to preferred stockholders	929	831,432	1.12
Income available to common stockholders	1,644	1,471,608	1.12

There are no securities outstanding with any diluted effect on earnings per shares.

17	Pension plans

Since 1973 we have sponsored a complementary security plan with characteristics of defined benefit plan (the “Old Plan”) covering substantially all employees, with benefits calculation based on years of service, age, contribution salary and complementary social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social — VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.

In May 2000, we implemented a new security complementary plan with characteristics of variable contribution, which complements to the earnings of programmed retirements and benefits from risks (death, physical invalidity, and sickness benefit). When the “New Plan” (a Benefit Mix Plan — Vale Mais) was created, our active employees had the opportunity of transferring to it. Over 98% of our active employees opted to be transfered. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

Additionally we provide supplementary payments to a specific group of ex-employees, in addition to the regular benefit from Valia, through the “Abono Complementação”, which represents a postretirement health care, odontological and pharmaceutical benefit to this group of participants.

Notes to the Consolidated Financial Statements — (Continued)

Pursuant the acquisition of Inco we assumed benefits through defined benefit pensions that cover essentially all its employees and postretirement benefits other than pensions that provide certain health care and life insurance benefits for retired employees as well.

The following information details the status of the defined benefit elements of all plans in accordance with SFAS 132 — “Employers’ Disclosure about Pensions and Other Post retirement Benefits” and SFAS 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, as amended.

(a)	Change in benefit obligation

	As of December 31,
	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	Pension Plans	Pension Plans	Other Benefits	Pension Plans	Pension Plans	Other Benefits

Benefit obligation at beginning of year	1,783	250	78	1,500	219	66
Liability recognized upon consolidation of Inco	—	3,619	1,225	—	—	—
Service cost	5	14	4	2	—	—
Interest cost	246	79	25	210	30	10
Plan amendment	—	(76)	—	—	—	—
Assumptions changes	465	52	13	10	—	—
Benefits paid	(173)	(85)	(22)	(145)	(24)	(5)
Effect of exchange rate changes	175	(108)	(41)	204	30	9
Actuarial loss	30	(2)	5	2	(5)	(2)

Benefit obligation at end of year	2,531	3,743	1,287	1,783	250	78

We use a measurement date of December 31 for our pension and post retirement benefit plans.

(b)	Change in plan assets

	As of December 31,
	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	Pension Plans	Pension Plans	Other Benefits	Pension Plans	Pension Plans	Other Benefits

Fair value of plan assets at beginning of year	2,781	63	—	2,079	29	—
Asset recognized upon consolidation of Inco	—	2,924	4	—	—	—
Actual return on plan assets	607	202	—	551	11	—
Employer contributions	25	84	22	22	42	5
Benefits paid	(173)	(85)	(22)	(145)	(24)	(5)
Effect of exchange rate changes	268	(110)	—	274	5	—

Fair value of plan assets at end of year	3,508	3,078	4	2,781	63	—

Notes to the Consolidated Financial Statements — (Continued)

Plan assets at December 31, 2006 include US$312 and US$46 of portfolio investments in our own shares (US$409 at December 31, 2005) and debentures, respectively, and US$36 and US$7 of shares of related parties (US$42 at December 31, 2005) and debentures, as well. They also include US$607 of Federal Government Securities (US$455 at December 31, 2005).

(C) Funded Status and Financial Position

	As of December 31,
	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	Pension Plans	Pension Plans	Other Benefits	Pension Plans	Pension Plans	Other Benefits

Other assets	977	—	—	308	—	—
Current liabilities	—	42	65	—	25	5
Long-term liabilities	—	623	1,218	—	173	68

Funded status	977	665	1,283	308	198	73

(d)	Assumptions used in each year (expressed in nominal terms)

	Brazil
	2006						2005
	Overfunded		Underfunded		Underfunded		Overfunded		Underfunded		Underfunded
	Pension Plans		Pension Plans		Other Benefits		Pension Plans		Pension Plans		Other Benefits

Discount rate	11.30	%p.a.	11.30	%p.a.	11.30	% p.a.	13.40	%p.a.	13.40	%p.a.	13.40	%p.a.
Expected return on plan assets	14.98	%p.a.	14.98	%p.a.	—		13.40	%p.a.	13.40	%p.a.	—
Rate of compensation increase — up to 47 years	8.15	%p.a.	—		—		8.15	%p.a.	—		—
Rate of compensation increase — over 47 years	5.00	%p.a.	—		—		5.00	%p.a.	—		—
Inflation	5.00	%p.a.	5.00	%p.a.	5.00	%p.a.	5.00	%p.a.	5.00	%p.a.	5.00	%p.a.
Health care cost trend rate	—		—		8.67	%p.a.	—		—		9.20	%p.a.

	Foreign
	2006
	Underfunded		Underfunded
	Pension Plans		Other Benefits

Discount rate	5.00	%p.a.	5.00	%p.a.
Expected return on plan assets	7.50	%p.a.	7.50	%p.a.
Rate of compensation increase — up to 47 years	3.00	%p.a.	3.00	%p.a.
Rate of compensation increase — over 47 years	3.00	%p.a.	3.00	%p.a.
Inflation	1.80	%p.a.	1.80	%p.a.
Health care cost trend rate	—		5.05	%p.a.

Notes to the Consolidated Financial Statements — (Continued)

(e)	Investment targets and composition of plan assets

•	Overfunded pension plans

The fair value of the Brazil overfunded pension plan assets is US$3,508 and US$2,781 at the end of 2006 and 2005, respectively. There are no foreign overfunded pension plans assets at the period. The asset allocation for these plans at the end of 2006 and 2005, and the target allocation for 2007, by asset category, follows:

	Brazil
	Target
	Allocation	Percentage of Plan Assets at
	for 2007	December 31,
	(Unaudited)	2006	2005

Equity securities	25%	30%	30%
Real estate	6%	5%	5%
Loans	4%	4%	4%
Fixed Income	65%	61%	61%

Total	100%	100%	100%

•	Underfunded pension plans

The fair value of the underfunded pension plans assets is US$91 and US$63 at the end of 2006 and 2005, respectively, for Brazilian plans and US$2,987 at the end of 2006 for non-brazilian plans. The asset allocation for these plans at the end of 2006 (Brazil and non-brazilian) and 2005 (Brazil), and the target allocation for 2007, by asset category, follows:

	Brazil
	Target
	Allocation	Percentage of
	for 2007	Plan Assets at December 31,
	(Unaudited)	2006	2005

Equity securities	12%	8%	9%
Real estate	4%	1%	2%
Loans	8%	1%	1%
Fixed Income	76%	90%	88%

Total	100%	100%	100%

	Foreign
		Percentage of
	Target	Plan Assets at
	Allocation	December 31,
	for 2007	2006
	(Unaudited)

Equity securities	60%	61%
Fixed Income	40%	39%

Total	100%	100%

Notes to the Consolidated Financial Statements — (Continued)

•	Underfunded other benefits

The fair value of the foreign underfunded other benefits assets is US$4 at the end of 2006. There are no Brazil underfunded other benefits assets in our postretirement benefits other than pensions at the period. The assets allocation for these benefits at the end of 2006 and target allocation for 2007, by asset category, follows:

	Foreign
		Percentage of
	Target	Plan Assets at
	Allocation	December 31,
	for 2007	2006
	(Unaudited)

Equity securities
Fixed Income	60%	61%
Total	40%	39%

	100%	100%

The fixed income allocation target for Brazil plans was established in order to match the asset with the benefit payments and to be used for the payment of short-term plans. The proposal for 2007 is to re-establish the investments in inflation-indexed funds.

The target for equity securities of these plans reflects the expected appreciation of the Brazilian stock markets as well as the volatility of market.

The asset allocation policy for the foreign plans 40% fixed income and 60% equity securities, is maintained fairly close to the policy mix at most times by the use of a rigorous rebalancing policy.

(f)	Pension costs

	As of December 31,
	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	Pension Plans	Pension Plans	Other Benefits	Pension Plans	Pension Plans	Other Benefits

Service cost — benefits earned during the year	5	14	4	2	—	—
Interest cost on projected benefit obligation	246	79	25	210	30	10
Expected return on assets	(391)	(63)	—	(295)	(4)	—
Amortization of initial transitory obligation	12	—	—	11	—	—
Net deferral	(28)	—	—	(16)	—	—

Net periodic pension cost	(156)	30	29	(88)	26	10

(g)	Expected contributions and benefits

Employer contributions expected for 2007 are US$238 (unaudited).

Notes to the Consolidated Financial Statements — (Continued)

The benefit payments, which reflect future service, as appropriate, are expected to be paid as follows (unaudited):

	2006
	Overfunded	Underfunded
	Pension	Pension	Underfunded
	Plans	Plans	Other Benefits	Total

2007	195	267	65	527
2008	194	271	68	533
2009	194	274	70	538
2010	193	272	72	537
2011	191	269	74	534
2012 and there after	932	1,286	376	2,594

(h)	Accumulated benefit obligation

	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	Pension Plans	Pension Plans	Other Benefits	Pension Plans	Pension Plans	Other Benefits

Accumulated benefit obligation	2,524	3,680	1,287	1,777	250	78
Projected benefit obligation	2,531	3,743	1,287	1,783	250	—
Fair value of plain asset	(3,508)	(3,078)	(4)	(2,781)	(63)	—

(i)	Impact of 1% variation in assumed health care cost trend rate

	1% increase		1% decrease
	2006	2005	2006	2005

Accumulated postretirement benefit obligation (APBO)	178	9	(145)	(7)
Interest and service costs	15	1	(12)	(1)

(j)	Effect of initial recognition provision of SFAS 158

		Adjustments			After
	Before	Overfunded	Underfunded	Underfunded	Aplication
	Aplication	Pension	Pension	Other	of
	of SFAS 158	Plans	Plans	Benefits	SFAS 158

Prepaid pension cost	523	454	—	—	977
Total assets	60,500	454	—	—	60,954
Employees postretirement benefits	2,034	—	33	(119)	1,948
Deferred income tax	4,340	154	(11)	44	4,527
Total liabilities	41,180	154	22	(75)	41,281
Other cumulative comprehensive deficit	(1,360)	300	(22)	75	(1,007)
Total stockholders’ equity	19,320	300	(22)	75	19,673

Notes to the Consolidated Financial Statements — (Continued)

(l)	Other Cumulative Comprehensive Deficit

	As of December 31, 2006
	Overfunded	Underfunded	Underfunded
	Pension	Pension	Other
	Plans	Plans	Benefits

Net transition obligation/(asset)	(34)	—	—
Net actuarial loss/(gain)	422	(34)	119
Effect of exchange rate changes	66	1	—
Deferred income tax	(154)	11	(44)

Amounts recognized in other cumulative comprehensive deficit	300	(22)	75

(m)	Change in Other Cumulative Comprehensive Deficit

	As of December 31, 2006
	Overfunded	Underfunded	Underfunded
	Pension	Pension	Other
	Plans	Plans	Benefits

Net transition obligation/(asset) not yet recognized in NPPC at beginnig of period	(46)	—	—
Net actuarial loss/(gain) not yet recognized in NPPC at beginning of period	736	10	(5)
Deferred income tax at beginning of period	(234)	(3)	2

Effect of initial recognition of cumulative comprehensive deficit	456	7	(3)
Change in the period Amortization of net transition obligation/(asset)	12	—	—
Amortization of net actuarial loss/(gain)	(28)	—	—
Total net actuarial loss/(gain) arising during period	(286)	(44)	124
Effect of exchange rate changes	66	1	—
Deferred income tax	80	14	(46)

Total recognized in other cumulative comprehensive deficit	300	(22)	75

Notes to the Consolidated Financial Statements — (Continued)

(n)	Net periodic pension cost for the next year

	2007
	Overfunded	Underfunded	Underfunded
	Pension	Pension	Other
	Plans	Plans	Benefits

Service cost	8	57	18
Interest cost	275	206	69
Expected return on plan assets	(513)	(239)	—
Net transition obligation/(asset) amortization	13	—	—
Net actuarial loss/(gain) amortization	(15)	—	—

	(232)	24	87

18	Commitments and contingencies

(a)  At December 31, 2006, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$3, as follows:

	Amount of	Denominated		Final	Counter
Joint Venture	Guarantee	Currency	Purpose	Maturity	Guarantees

SAMARCO	3	US$	Debt guarantee	2008	None

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees.

(b)  We provided a guarantee covering certain termination payments to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for our Goro nickel-cobalt development project in New Caledonia. The amount of the termination payments guaranteed depends upon a number of factors. If Goro defaults under the ESA, the termination payment could reach up to an amount of 145 million euros. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

Additionally, in connection with a special tax-advantage lease financing related with this project we provided certain guarantees pursuant to which we guaranteed, in certain events of default, payments up to a maximum amount of US$100.

(c)  Our subsidiaries and we are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	December 31, 2006		December 31, 2005
	Provision for	Judicial	Provision for	Judicial
	Contingencies	Deposits	Contingencies	Deposits

Labor and social security claims	378	234	229	138
Civil claims	260	117	210	98
Tax — related actions	972	500	816	329
Others	31	1	31	3

	1,641	852	1,286	568

Notes to the Consolidated Financial Statements — (Continued)

Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents.

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

Contingencies settled in 2006, 2005 and 2004 aggregated US$424, US$114 and US$67, respectively, and additional provisions aggregated US$439, US$141 and US$157, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses which total US$1,488 at December 31, 2006, for which no provision has been made.

(d)  We are committed under a take-or-pay agreement to purchase approximately 24,899 thousand metric tons of bauxite from Mineração Rio do Norte S.A. — MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$26.00 per metric ton as of December 31, 2006, this arrangement represents the following total commitment:

2007	252
2008	252
2009 and thereafter	143

647

(e)  At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

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

Notes to the Consolidated Financial Statements — (Continued)

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we began payments relating to copper resources in 2004 and expect to start payments relating to iron ore resources from approximately 2016 for the Northern System and 2028 for the Southern System, and payments related to other mineral resources at the end of the current decade.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD

Southern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.7 billion tons.
Northern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.2 billion tons.
Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercialization.
Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total sales from May 1997 exceeds 70 tons of gold.
Other areas, excluding Carajás/Serra Leste	Gold	2.5% of net revenue.
Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of the commercialization.
All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.

On March 27 and October 2, 2006 we paid a distribution on these “debentures” in the amount of US$2 and US$4, respectively.

Notes to the Consolidated Financial Statements — (Continued)

(f) We use various judgments and assumptions when measuring our asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Year Ended December 31,
	2006	2005	2004

Provisions for asset retirement obligations beginning of year	225	134	81
Liability recognized upon consolidation of Inco	178	—	—
Accretion expense	205	14	13
Liabilities settled in the current year	(9)	(9)	(3)
Revisions in estimated cash flows	59	67	31
Cumulative translation adjustment	18	19	12

Provisions for asset retirement obligations end of year	676	225	134

(g)	Description of Leasing Arrangements

We conduct part of our railroad operation from leased facilities. The lease, which is for 30 years expiring in August, 2026, is classified as an operating lease and can be renewable for a further 30 years. At the end of the lease term, we are required to return the concession and the lease assets. In most cases, management expects that in the normal course of business, leases will be renewed.

Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006:

Year Ending December 31:

2007	48
2008	48
2009	48
2010	48
2011	48
2012 and there after	889

Total minimum payments required	1,129

The total expenses of operating leases in 2006, 2005 and 2004 was US$48, US$42 and US$37, respectively.

19	Segment and geographical information

We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis

Notes to the Consolidated Financial Statements — (Continued)

that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous — comprises the production of non-ferrous minerals, including potash, kaolin, copper and nickel (co-products and by-products).

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:

•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Notes to the Consolidated Financial Statements — (Continued)

Consolidated net income and principal assets are reconciled as follows:

Results by segment — before eliminations (Aggregated)

	As of and for the Year Ended December 31,
	2006							2005							2004
		Non		Holdings					Non		Holdings					Non		Holdings
	Ferrous	Ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	Ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	Ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated

RESULTS
Gross revenues — Export	15,729	4,199	67	3,125	54	(7,029)	16,145	12,655	787	75	1,784	—	(5,461)	9,840	7,589	521	92	1,635	—	(3,725)	6,112
Gross revenues — Domestic	2,738	277	1,373	474	7	(651)	4,218	2,197	213	1,215	345	—	(405)	3,565	1,424	163	871	227	—	(318)	2,367
Cost and expenses	(12,004)	(3,301)	(970)	(2,597)	(56)	7,680	(11,248)	(9,646)	(762)	(886)	(1,639)	(10)	5,866	(7,077)	(6,459)	(443)	(622)	(1,322)	(1)	4,043	(4,804)
Research and development	(123)	(166)	(10)	—	(182)	—	(481)	(87)	(73)	(4)	(5)	(108)	—	(277)	(40)	(113)	—	—	—	—	(153)
Depreciation, depletion and amortization	(632)	(219)	(76)	(66)	(4)	—	(997)	(458)	(65)	(45)	(51)	—	—	(619)	(301)	(35)	(29)	(34)	—	—	(399)

Operating income	5,708	790	384	936	(181)	—	7,637	4,661	100	355	434	(118)	—	5,432	2,213	93	312	506	(1)	—	3,123
Financial income	789	97	28	20	2	(609)	327	439	1	34	9	2	(362)	123	251	2	15	16	3	(205)	82
Financial expenses	(1,541)	(86)	(8)	(294)	(18)	609	(1,338)	(751)	(6)	(19)	(154)	8	362	(560)	(637)	(6)	(15)	(218)	—	205	(671)
Foreign exchange and monetary gains (losses), net	206	214	(11)	119	1	—	529	259	(44)	(13)	98	(1)	—	299	20	5	(1)	39	2	—	65
Gain on sale of investments	443	—	—	—	231	—	674	—	—	—	—	126	—	126	—	—	8	—	396	—	404
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	312	—	96	76	226	—	710	435	—	54	65	206	—	760	170	—	33	71	268	—	542
Income taxes	(976)	(250)	(18)	(187)	(1)	—	(1,432)	(808)	(1)	(17)	(55)	1	—	(880)	(726)	(7)	(9)	(4)	(3)	—	(749)
Minority interests	(157)	(190)	—	(232)	—	—	(579)	(337)	—	(1)	(121)	—	—	(459)	(101)	(2)	—	(120)	—	—	(223)

Net income	4,784	575	471	438	260	—	6,528	3,898	50	393	276	224	—	4,841	1,190	85	343	290	665	—	2,573

Sales classified by geographic destination:
Export market
America, except United States	1,249	438	30	726	—	(823)	1,620	1,313	—	45	320	—	(762)	916	735	1	65	221	—	(426)	596
United States	506	450	—	95	54	(237)	868	464	7	3	211	—	(268)	417	533	—	15	186	—	(345)	389
Europe	5,465	1,020	19	1,346	—	(2,667)	5,183	4,847	449	23	750	—	(2,256)	3,813	3,223	194	12	730	—	(1,607)	2,552
Middle East/Africa/Oceania	767	218	1	263	—	(239)	1,010	775	108	—	42	—	(148)	777	412	107	—	8	—	(141)	386
Japan	1,779	523	—	548	—	(662)	2,188	1,261	44	—	395	—	(469)	1,231	683	31	—	361	—	(287)	788
China	4,781	499	16	126	—	(1,716)	3,706	3,018	79	4	50	—	(1,135)	2,016	1,392	81	—	129	—	(606)	996
Asia, other than Japan and China	1,182	1,050	1	21	—	(684)	1,570	977	100	—	16	—	(423)	670	611	107	—	—	—	(313)	405

	15,729	4,198	67	3,125	54	(7,028)	16,145	12,655	787	75	1,784	—	(5,461)	9,840	7,589	521	92	1,635	—	(3,725)	6,112
Domestic market	2,738	277	1,373	474	7	(651)	4,218	2,197	213	1,215	345	—	(405)	3,565	1,424	163	871	227	—	(318)	2,367

	18,467	4,475	1,440	3,599	61	(7,679)	20,363	14,852	1,000	1,290	2,129	—	(5,866)	13,405	9,013	684	963	1,862	—	(4,043)	8,479

Notes to the Consolidated Financial Statements — (Continued)

Operating segment — after eliminations (Disaggregated)

	As of and for the Year Ended December 31,
	2006
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		Depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	Added tax	Revenues	Expenses	Net	Amortization	Income	Net	Equipment	Investments

Ferrous
Iron ore	8,167	1,860	10,027	(271)	9,756	(4,060)	5,696	(528)	5,168	13,235	2,616	48
Pellets	1,590	389	1,979	(86)	1,893	(1,210)	683	(53)	630	593	110	529
Manganese	39	16	55	(3)	52	(97)	(45)	(4)	(49)	65	19	—
Ferroalloys	342	166	508	(43)	465	(443)	22	(19)	3	186	34	—

	10,138	2,431	12,569	(403)	12,166	(5,810)	6,356	(604)	5,752	14,079	2,779	577
Non ferrous
Nickel and other products(*)	2,786	16	2,802	—	2,802	(2,267)	535	(124)	411	17,193	483	222
Potash	—	143	143	(8)	135	(84)	51	(23)	28	178	16	—
Kaolin	188	30	218	(9)	209	(182)	27	(27)	—	249	19	—
Copper concentrate	690	89	779	(20)	759	(246)	513	(49)	464	1,386	150	—

	3,664	278	3,942	(37)	3,905	(2,779)	1,126	(223)	903	19,006	668	222
Aluminum
Alumina	1,098	10	1,108	(8)	1,100	(767)	333	(39)	294	1,805	433	—
Aluminum	1,093	151	1,244	(29)	1,215	(558)	657	(26)	631	415	43	—
Bauxite	29	—	29	—	29	(29)	—	—	—	609	273	164

	2,220	161	2,381	(37)	2,344	(1,354)	990	(65)	925	2,829	749	164
Logistics
Railroads	—	1,011	1,011	(177)	834	(488)	346	(72)	274	720	95	222
Ports	15	246	261	(44)	217	(137)	80	(16)	64	222	12	—
Ships	52	52	104	(8)	96	(97)	(1)	(5)	(6)	45	2	—

	67	1,309	1,376	(229)	1,147	(722)	425	(93)	332	987	109	222
Others	56	39	95	(6)	89	(352)	(263)	(12)	(275)	1,106	126	1,168

	16,145	4,218	20,363	(712)	19,651	(11,017)	8,634	(997)	7,637	38,007	4,431	2,353

(*)	Includes the product nickel co-products and by products (copper, precious metals, cobalt and others) see note 3 (c).

Notes to the Consolidated Financial Statements — (Continued)

Operating segment — after eliminations (Disaggregated)

	As of and for the Year Ended December 31,
	2005
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		Depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	Added Tax	Revenues	Expenses	Net	Amortization	Income	Net	Equipment	Investments

Ferrous
Iron ore	5,890	1,506	7,396	(234)	7,162	(2,658)	4,504	(419)	4,085	8,157	2,695	46
Pellets	1,722	361	2,083	(78)	2,005	(1,321)	684	(23)	661	461	75	568
Manganese	56	21	77	(6)	71	(81)	(10)	(1)	(11)	52	20	—
Ferroalloys	318	176	494	(47)	447	(344)	103	(20)	83	208	82	—

	7,986	2,064	10,050	(365)	9,685	(4,404)	5,281	(463)	4,818	8,878	2,872	614
Non ferrous
Potash	—	149	149	(11)	138	(86)	52	(8)	44	166	18	—
Kaolin	150	27	177	(7)	170	(176)	(6)	(20)	(26)	231	5	—
Copper concentrate	354	37	391	(8)	383	(203)	180	(34)	146	1,180	152	—

	504	213	717	(26)	691	(465)	226	(62)	164	1,577	175	—
Aluminum
Alumina	455	76	531	(24)	507	(445)	62	(25)	37	1,288	400	—
Aluminum	784	39	823	(5)	818	(397)	421	(26)	395	361	25	58
Bauxite	54	—	54	—	54	(49)	5	—	5	281	200	178

	1,293	115	1,408	(29)	1,379	(891)	488	(51)	437	1,930	625	236
Logistics
Railroads	—	881	881	(145)	736	(528)	208	(35)	173	612	247	109
Ports	—	230	230	(34)	196	(126)	70	(5)	65	244	22	—
Ships	56	49	105	(8)	97	(101)	(4)	(3)	(7)	3	2	—

	56	1,160	1,216	(187)	1,029	(755)	274	(43)	231	859	271	109
Others	1	13	14	(6)	8	(226)	(218)	—	(218)	922	34	713

	9,840	3,565	13,405	(613)	12,792	(6,741)	6,051	(619)	5,432	14,166	3,977	1,672

Notes to the Consolidated Financial Statements — (Continued)

Operating segment — after eliminations (Disaggregated)

	As of and for the Year Ended December 31,
	2004
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		Depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	Added Tax	Revenues	Expenses	Net	Amortization	Income	Net	Equipment	Investments

Ferrous
Iron ore	3,146	849	3,995	(128)	3,867	(1,761)	2,106	(270)	1,836	5,374	1,152	42
Pellets	893	255	1,148	(44)	1,104	(824)	280	(12)	268	357	26	393
Manganese	61	15	76	(4)	72	(46)	26	—	26	24	5	—
Ferroalloys	423	202	625	(52)	573	(315)	258	(15)	243	157	20	—

	4,523	1,321	5,844	(228)	5,616	(2,946)	2,670	(297)	2,373	5,912	1,203	435
Non ferrous
Gold	—	—	—	—	—	(2)	(2)	—	(2)	—	—	—
Potash	—	124	124	(15)	109	(51)	58	(5)	53	125	44	—
Kaolin	142	22	164	(6)	158	(93)	65	(14)	51	202	45	—
Copper concentrate	184	17	201	(3)	198	(90)	108	(16)	92	997	168	—

	326	163	489	(24)	465	(236)	229	(35)	194	1,324	257	—
Aluminum
Alumina	439	19	458	(18)	440	(350)	90	(19)	71	786	189	—
Aluminum	710	29	739	(3)	736	(286)	450	(15)	435	316	13	55
Bauxite	53	—	53	—	53	(48)	5	—	5	62	62	171

	1,202	48	1,250	(21)	1,229	(684)	545	(34)	511	1,164	264	226
Logistics
Railroads	—	612	612	(100)	512	(334)	178	(28)	150	351	172	79
Ports	—	173	173	(29)	144	(89)	55	(4)	51	185	1	—
Ships	52	40	92	(7)	85	(123)	(38)	(1)	(39)	3	1	—

	52	825	877	(136)	741	(546)	195	(33)	162	539	174	79
Others	10	9	19	(4)	15	(132)	(117)	—	(117)	124	124	419

	6,113	2,366	8,479	(413)	8,066	(4,544)	3,522	(399)	3,123	9,063	2,022	1,159

Notes to the Consolidated Financial Statements — (Continued)

20	Related party transactions

Transactions with major related parties resulted in the following balances:

	As of December 31,
	2006		2005
	Assets	Liabilities	Assets	Liabilities

AFFILIATED COMPANIES AND JOINT VENTURES
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	58	49	24	42
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	51	19	24	17
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	101	39	47	83
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	39	11	34	26
Baovale Mineração S.A.	1	24	—	18
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	37	—	14	—
Minas da Serra Geral S.A. — MSG	—	14	3	9
MRS Logística S.A.	—	19	15	11
Mineração Rio Norte S.A.	—	21	—	34
Samarco Mineração S.A.	4	—	2	—
TAIWAN NICKEL REFINING CORPORATION	362	—	—	—
KOREA NICKEL CORPORATION	56	—	—	—
MITSUI & CO. LTD	—	20	—	—
Others	11	8	22	12

	720	224	185	252

Current	715	224	181	252

Long-term	5	—	4	—

These balances are included in the following balance sheet classifications:

	As of December 31,
	2006		2005
	Assets	Liabilities	Assets	Liabilities

Current assets
Accounts receivable	675	—	159	—
Loans and advances to related parties	40	—	22	—
Other assets
Loans and advances to related parties	5	—	4	—
Current liabilities
Suppliers	—	199	—	190
Loans from related parties	—	25	—	62

	720	224	185	252

Notes to the Consolidated Financial Statements — (Continued)

The principal amounts of business and financial operations carried out with major related parties are as follows:

	Year Ended December 31,
	2006		2005		2004
	Income	Expense	Income	Expense	Income	Expense

AFFILIATED COMPANIES AND JOINT VENTURES
Companhia Siderúrgica de Tubarão — CST	—	—	—	—	251	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	363	292	280	310	147	80
Samarco Mineração S.A.	79	—	25	1	16	—
SIDERAR S.A.I.C	—	—	11	—	86	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	204	58	158	65	84	1
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	224	159	170	185	97	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	226	191	170	113	92	2
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	410	—	24	—	109	—
Valesul Alumínio S.A.	11	—	66	—	16	—
Mineração Rio Norte S.A.	—	234	—	136	—	154
Gulf Industrial Investment Company — GIIC	56	2	157	—	74	—
MRS Logística S.A.	14	516	4	385	—	80
Others	3	39	19	60	15	56

	1,590	1,491	1,084	1,255	987	373

These amounts are included in the following statement of income line items:

	Year Ended December 31,
	2006		2005		2004
	Income	Expense	Income	Expense	Income	Expense

Sales/Cost of iron ore and pellets	1,553	712	964	694	842	108
Revenues/expense from logistic services	13	516	4	387	95	80
Sales/Cost of aluminum products	11	234	66	136	16	144
Financial income/expenses	13	16	26	36	6	10
Others	—	13	24	2	28	31

	1,590	1,491	1,084	1,255	987	373

21	Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent of these instruments.

Notes to the Consolidated Financial Statements — (Continued)

The market value of our listed long-term investments, where available, is disclosed in Note 13 to these financial statements.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt (current portion not included) at December 31, 2006 and 2005 is estimated as follows:

	As of December 31,
	2006	2005

Fair market value	21,746	4,076
Carrying value	21,122	3,714

Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.

22	Derivative financial instruments

The main market risks we face are interest rate risk, exchange rate risk and commodity price risk. We manage some of these risks through the use of derivative instruments. Our risk management activities follow the risk management policy, which requires diversification of transactions and counter-parties. We monitor and evaluate our overall position regularly in order to evaluate financial results and impact on our cash flow. We also periodically review the credit limits and creditworthiness of our hedging counter-parties.

(a)	Interest Rate and Exchange Rate Risk

We are exposed to interest rate risk on our outstanding borrowing and in future debt issuances.

Our floating rate debt consists principally of U.S. dollar borrowings related to trade finance and loans from commercial banks and Real borrowings indexed to CDI (Interbank Certificate of Deposit), related to the debentures issued in 2006 in the Brazil market.

To mitigate the effects of interest rate volatility on our foreign debt we sometimes make use of natural hedges allowed by the positive correlation between floating interest rates and metals prices. When natural hedges are not effective, we try replicate the hedging effect by using derivatives.

Our floating rate debt denominated in reais is mainly subject to changes in CDI, related to the debentures issued in 2006, and associated with the takeout strategy of Inco acquisition.

To mitigate the foreign exchange exposure component in cash flows, associated with the issuance of debt in Brazilian reais, we have entered into swap agreements to convert cash flows in Brazilian reais indexed to CDI into U.S. dollar cash flows indexed to a fixed rate in dollars.

We are exposed to exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When devaluation occurs, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows. In light of this framework, we generally do not use derivative instruments to manage the currency exposure on our long-term dollar-denominated debt. However, we may occasionally use derivatives to minimize the effects of the volatility of the exchange rates between Brazilian reais and U.S. dollars in the cash flow.

Notes to the Consolidated Financial Statements — (Continued)

We use forward currency contracts to eliminate the risk of exchange rate movements on a portion of our future construction cost of capital assets at our Ontario operations and the planned production facilities for the Goro project. These transactions are performed under CVRD Inco. The outstanding transactions are mainly executed to protect the risks arising from the volatility of Euro, AUD, CNY and GBP.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to the fluctuation of commodity prices.

Nickel

We do not use derivatives instruments to hedge our exposure to fluctuating nickel prices. We do enter into LME forward purchase contracts which are substantially offset by fixed price customer contracts in order to maintain our exposure to nickel price risk.

Copper

We had outstanding put option contracts, giving us the right, but not the obligation, to sell copper, and sold call option contracts, giving the buyer the right, but not the obligation, to purchase copper, during the period extending to 2008.

Gold

We currently hold a small position in gold derivative instruments, structured to manage the exposure associated with the production of gold as a by-product of copper concentrate.

Aluminum

We had outstanding option contracts and forwards to protect our exposure to aluminum prices in our aluminum and alumina operations.

Platinum

We use derivatives to guaranty certain minimum price in respect of a portion of our production of that metal.

Fuel Oil and Natural Gas

We use fuel oil and natural gas swap contracts to reduce the effect of energy price volatility on the operational costs.

Most of our commodity derivative transactions have been settled in cash, without physical delivery of product.

The nickel, platinum, fuel oil and natural gas derivative trades are performed under CVRD Inco. Copper derivative trades are performed to protect CVRD and CVRD Inco production and provide minimum cash flow requirements in accordance with our risk management policy.

Notes to the Consolidated Financial Statements — (Continued)

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows:

	Interest
	Rates			Aluminum
	(LIBOR)	Currencies	Gold	Products	Copper	Nickel	Platinum	Total

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(210)	—	—	—	(259)
Gain (Loss) recognized upon consolidation of Inco	4	9	—	—	(364)	62	(22)	(311)
Financial settlement	2	(6)	19	102	—	(87)	—	30
Unrealized gains (losses) in the year	4	(19)	(23)	(187)	65	42	2	(116)
Effect of exchange rate changes	—	—	(4)	(23)	—	—	—	(27)

Unrealized gains (losses) at December 31, 2006	6	(15)	(54)	(318)	(299)	17	(20)	(683)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(182)	—	—	—	(232)
Financial settlement	9	(1)	11	70	—	—	—	89
Unrealized gains (losses) in the year	6	(2)	(17)	(88)	—	—	—	(101)
Effect of exchange rate changes	(2)	—	(3)	(10)	—	—	—	(15)

Unrealized gains (losses) at December 31, 2005	(4)	1	(46)	(210)	—	—	—	(259)

Unrealized gains (losses) at January 1, 2004	(46)	5	(32)	(18)	—	—	—	(91)
Loss recognized upon consolidation of Albras	—	—	—	(20)	—	—	—	(20)
Financial settlement	29	(2)	4	—	—	—	—	31
Unrealized gains (losses) in the year	1	1	(5)	(131)	—	—	—	(134)
Effect of exchange rate changes	(1)	—	(4)	(13)	—	—	—	(18)

Unrealized gains (losses) at December 31, 2004	(17)	4	(37)	(182)	—	—	—	(232)

Unrealized gains in the amount of US$50, US$1 and US$4 for December 31, 2006, 2005 and 2004, respectively, are recorded as “others” in Other assets.

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange and monetary gains (losses), net.

Notes to the Consolidated Financial Statements — (Continued)

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates(LIBOR)	December 2011
Currencies	December 2011
Products Aluminum	December 2008
Copper concentrate	December 2008
Nickel	September 2008
Platinum	December 2008

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman
Mário da Silveira Teixeira Júnior	Anibal Moreira dos Santos
Vice Chairman	Bernard Appy
Arlindo Magno de Oliveira	José Bernardo de Medeiros Neto
Eduardo Fernando Jardim Pinto
Erik Persson
Francisco Augusto da Costa e Silva	Executive Officers
Hiroshi Tada

Jorge Luiz Pacheco	Roger Agnelli
Julio Sérgio Gomes de Almeida	Chief Executive Officer
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Carla Grasso
Executive Officer for Human
Advisory Committees of the Board of Directors	Resources and Corporate
Services
Controlling Committee
Antonio José de Figueiredo Ferreira	Eduardo de Salles Bartolomeo
Paulo Roberto Ferreira de Medeiros	Executive Officer for Logistics

Executive Development Committee	Fabio de Oliveira Barbosa
Arlindo Magno de Oliveira	Chief Financial Officer
João Moisés de Oliveira
Oscar Augusto de Camargo Filho	Gabriel Stoliar
Executive Officer for Planning and Business Development
Strategic Committee
Roger Agnelli	José Carlos Martins
Gabriel Stoliar	Executive Officer for Ferrous
Demian Fiocca	Minerals
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho	José Lancaster
Sérgio Ricardo Silva Rosa	Executive Officer for Copper, Coal and Aluminum
Finance Committee
Fabio de Oliveira Barbosa	Murilo de Oliveira Ferreira
Wanderlei Viçoso Fagundes	Executive Officer for Nickel,
Ivan Luiz Modesto Schara	Marketing and Sales of Copper and Aluminum
Governance and Sustainability Committee
Renato da Cruz Gomes	Tito Botelho Martins
Ricardo Carvalho Giambroni	Executive Officer for
Ricardo Simonsen	Corporate Affairs and Energy

S-1

Marcus Vinícius Dias Severini Chief Officer of Control Department

Vera Lúcia de Almeida P. Elias Chief Accountant CRC-RJ - 043059/O-8

S-2