Form 20-F/A
period 2009-12-31
Vale S.A.
filed 2010-06-15
CIK 917851

As filed with the Securities and Exchange Commission on June 14, 2010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
Yes  ☐  No  ☑

EXPLANATORY NOTE
Our Interactive Data File filed with our annual report on Form 20-F for the year ended December 31, 2009 included an incorrect figure in the line item “Entity Public Float”. The sole purpose of this amendment is to provide the correct figure for this line item.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALE S.A.

By:	/s/ Roger Agnelli
Name: Roger Agnelli
Title: Chief Executive Officer

By:	/s/ Fabio de Oliveira Barbosa
Name: Fabio de Oliveira Barbosa
Title: Chief Financial Officer

Date: June 14, 2010

EXHIBIT INDEX

Exhibit No:	Exhibit Description
101
Our Interactive Data File filed with our annual report on Form 20-F for the year ended December 31, 2009 included an incorrect figure in the line item “Entity Public Float”. The sole purpose of this amendment is to provide the correct figure for this line item.