Form 20-F
period 2011-12-31
Vale S.A.
filed 2012-04-17
CIK 917851

As filed with the Securities and Exchange Commission on April 17, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011
Commission file number: 001-15030

VALE S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Tito Botelho Martins, Chief Financial Officer
phone: +55 21 3814 8888
fax: +55 21 3814 8820
tito.martins@vale.com

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

                 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Preferred class A shares of Vale, no par value per share	New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing one preferred class A share of Vale	New York Stock Exchange
Common shares of Vale, no par value per share	New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing one common share of Vale	New York Stock Exchange
6.75% Guaranteed Notes due 2012, Series VALE, issued by Vale Capital II	New York Stock Exchange
6.75% Guaranteed Notes due 2012, Series VALE.P, issued by Vale Capital II	New York Stock Exchange
9.0% Guaranteed Notes due 2013, issued by Vale Overseas	New York Stock Exchange
6.25% Guaranteed Notes due 2016, issued by Vale Overseas	New York Stock Exchange
6.250% Guaranteed Notes due 2017, issued by Vale Overseas	New York Stock Exchange
5 5/8% Guaranteed Notes due 2019, issued by Vale Overseas	New York Stock Exchange
4.625% Guaranteed Notes due 2020, issued by Vale Overseas	New York Stock Exchange
4.375% Guaranteed Notes due 2022, issued by Vale Overseas	New York Stock Exchange
8.25% Guaranteed Notes due 2034, issued by Vale Overseas	New York Stock Exchange
6.875% Guaranteed Notes due 2036, issued by Vale Overseas	New York Stock Exchange
6.875% Guaranteed Notes due 2039, issued by Vale Overseas	New York Stock Exchange

*
Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of Vale as of December 31, 2011 was:
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

Yes ☐    No ☒

i

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Page

1	Identity of directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information
	3A Selected financial data	Selected financial data	13
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	2

4	Information on the Company
	4A History and development of the company	Business Overview, Capital expenditures and projects	15, 64
	4B Business overview	Business overview, Lines of business, Reserves, Regulatory matters	15, 21, 52, 68
	4C Organizational structure	Exhibit 8	–
	4D Property, plant and equipment	Lines of business, Capital expenditures and projects, Regulatory matters	21, 64, 68

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects
	5A Operating results	Results of operations (2011 compared to 2010, and 2010 compared to 2009)	79, 85
	5B Liquidity and capital resources	Liquidity and capital resources	91
	5C Research and development, patents and licenses, etc.	Capital expenditures and projects	64
	5D Trend information	Results of operations (2011 compared to 2010, and 2010 compared to 2009)	79, 85
	5E Off-balance sheet arrangements	Off-balance sheet arrangements	95
		Critical accounting policies and estimates	95
	5F Tabular disclosure of contractual obligations	Contractual obligations	95
	5G Safe harbor	Forward-looking statements	1

6	Directors, senior management and employees		–
	6A Directors and senior management	Management	118
	6B Compensation	Management compensation	129
	6C Board practices	Management—Board of directors	118
	6D Employees	Employees	130
	6E Share ownership	Major shareholders, Employees—Performance-based compensation	110, 131

7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	110
	7B Related party transactions	Related party transactions	113
	7C Interests of experts and counsel	Not applicable	–

8	Financial information
	8A Consolidated statements and other financial information	Financial statements	F-1
		Distributions	113
		Legal proceedings	132
	8B Significant changes	Not applicable	–

9	The offer and listing
	9A Offer and listing details	Share price history	115
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	115

ii

Item	Form 20-F caption	Location in this report	Page

	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

10	Additional information
	10A Share capital	Memorandum and articles of association—Common shares and preferred shares	136
	10B Memorandum and articles of association	Memorandum and articles of association	136
	10C Material contracts	Lines of business; Results of operations; Related party transactions	21, 79, 113
	10D Exchange controls	Exchange controls and other limitations affecting security holders	143
	10E Taxation	Taxation	144
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Reserves	52
	10H Documents on display	Information filed with securities regulators	155
	10I Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Risk management	99

12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Depositary shares	116

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and procedures	Evaluation of disclosure controls and procedures	151
		Management's report on internal control over financial reporting	151

16	16A Audit Committee financial expert	Management—Fiscal Council	126
	16B Code of ethics	Code of ethics	154
	16C Principal accountant fees and services	Principal accountant fees and services	154
	16D Exemptions from the listing standards for audit committees	Management—Fiscal Council; Corporate governance	126, 152
	16E Purchase of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	117
	16F Change in registrant's certifying accountant	Not applicable	–
	16G Corporate governance	Corporate governance	152
	16H Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Financial statements	F-1

19	Exhibits	Exhibits	156

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

    •
    the payment of dividends or interest on shareholders' equity;

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

             The mining industry is primarily a supplier of industrial raw materials. Industrial production tends to be the most cyclical and volatile component of global economic activity, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand production capacity, build infrastructure and preserve the environment. The sensitivity to industrial production, together with the need for significant long-term capital investments, are important sources of risk for the financial performance and growth prospects of Vale and the mining industry generally.

    Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.

             China has been the main driver of global demand for minerals and metals over the last few years. In 2011, Chinese demand represented 63% of global demand for seaborne iron ore, 43% of global demand for nickel and 39% of global demand for copper. The percentage of our gross operating revenues attributable to sales to consumers in China was 32.4% in 2011. Although China largely withstood the global recession of 2008/2009, a contraction of China's economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, the largest consumer of carbon steel in China, could also negatively impact our results.

    Our business can be adversely affected by declines in demand for the products our customers produce, including steel (for our iron ore and coal business), stainless steel (for our nickel business) and agricultural commodities (for our fertilizer nutrients business).

             Demand for our iron ore, coal and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 71.5% of our 2011 operating revenues, are used to produce carbon steel. Nickel, which accounted for 9.5% of our 2011 gross operating revenues, is used mainly to produce stainless and alloy steels. Demand for steel depends heavily on global economic conditions, but it also depends on a variety of regional and sectoral factors. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products. In addition, vertical backward integration of the steel industry and the use of scrap could reduce the global seaborne trade of iron ore.

             The demand for fertilizers is affected by global prices of agricultural commodities. A sustained decline in the price of one or more agricultural commodities could negatively impact our fertilizer nutrients business.

    The prices we charge, including prices for iron ore, nickel and copper, are subject to volatility.

             Our iron ore prices are based on a variety of pricing options, which generally use spot price indices as a basis for determining the customer price. Our prices for nickel and copper are based on reported prices for these metals on commodity exchanges such as the London Metal Exchange ("LME") and the New York Mercantile Exchange ("NYMEX"). Our prices and revenues for these products are consequently volatile, which may adversely affect our cash flow. Global prices for metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels, investments by commodity funds and others and actions of participants in the commodity markets.

    Increased availability of alternative nickel sources or substitution of nickel from end-use applications could adversely affect our nickel business.

             Scrap nickel competes directly with primary nickel as a source of nickel for use in the production of stainless steel, and the choice between them is largely driven by their relative prices and availability. In 2011, the stainless steel scrap ratio remained relatively unchanged from 2010, at 43%. Nickel pig iron, a product developed by Chinese steel and alloy makers that utilizes lateritic nickel ores, competes with other nickel sources in the production of stainless steel. In 2011, estimated Chinese nickel pig iron and ferro-nickel production increased 67%, representing 16% of global nickel output. Demand for primary nickel may be negatively affected by the direct substitution of primary nickel with other materials in current applications. In response to high nickel prices or other factors, producers and consumers of stainless steel may partially shift from stainless steel with high nickel content (series 300) to stainless steels with either lower nickel content (series 200) or no nickel content (series 400), which would adversely affect demand for nickel.

    We may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in demand.

             During periods of high demand, our ability to rapidly increase production capacity is limited, which could render us unable to satisfy demand for our products. Moreover, we may be unable to complete expansions and greenfield projects in time to take advantage of rising demand for iron ore, nickel or other products. When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore, iron ore pellets or nickel from joint ventures or unrelated parties and reselling it, which would increase our costs and narrow our operating margins. If we are unable to satisfy excess customer demand in this way, we may lose customers. In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.

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

    Regulatory, political, economic and social conditions in the countries in which we have operations or projects could adversely impact our business and the market price of our securities.

             Our financial performance may be negatively affected by regulatory, political, economic and social conditions in countries in which we have significant operations or projects, particularly Argentina, Australia, Brazil, Canada, Chile, China, Colombia, France, Guinea, Indonesia, Japan, Liberia, Malawi, Mozambique, New Caledonia, Norway, Oman, Peru, the United Kingdom and Zambia.

             Our operations depend on authorizations and concessions from governmental regulatory agencies in the countries in which we operate. For details about the authorizations and concessions upon which our operations depend, see Information on the Company—Regulatory matters. We are subject to laws and regulations in many jurisdictions that can change at any time, and changes in laws and regulations may require modifications to our technologies and operations and result in unanticipated capital expenditures.

             Actual or potential political changes and changes in economic policy may undermine investor confidence, which may hamper investment and thereby reduce economic growth, and otherwise may adversely affect the economic and other conditions under which we operate in ways that could have a materially negative effect on our business.

    Disagreements with local communities in which we operate could adversely impact our business and reputation.

             Disputes with communities in which we operate may arise from time to time. Although we contribute to local communities with taxes, job and business opportunities and social programs, community expectations are complex and involve multiple stakeholders with different interests. Some of our operations and reserves are located on or near lands owned or used by indigenous or aboriginal tribes or other groups. These indigenous peoples may have rights to review or participate in natural resource management, and we negotiate with them to mitigate impacts of our operations or to obtain access to their lands.

             Disagreements or disputes with local groups, including indigenous or aboriginal groups, could cause delays or interruptions to our operations, adversely affect our reputation or otherwise hamper our ability to develop our reserves and conduct our operations. Protesters have taken actions to disrupt our operations and projects, and they may continue to do so in the future. Although we vigorously defend ourselves against illegal acts, future attempts by protesters to harm our operations could adversely affect our business.

    We could be adversely affected by changes in government policies, including the imposition of new taxes or royalties on mining activities.

             Mining is subject to government regulation in the form of taxes and royalties, which can have an important financial impact on our operations. In the countries where we are present, governments may impose new taxes, raise existing taxes and royalty rates, reduce tax exemptions and benefits, or change the basis on which taxes are calculated in a manner that is unfavorable to us. Governments that have committed to provide a stable taxation or regulatory environment may shorten the duration of those commitments.

    Concessions, authorizations, licenses and permits are subject to expiration, to limitation on renewal and to various other risks and uncertainties.

             Some of our mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period of time. Apart from mining concessions, we may need to obtain various authorizations, licenses and permits from governmental or other regulatory bodies in connection with the operation of our mines, which may be subject to fixed expiration dates or periodic review or renewal. While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be granted as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. Fees for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. If so, our business objectives might be impeded by the costs of holding or renewing our mining concessions. Accordingly, we need to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the mining concessions are justified by the results of operations to date, and might elect to let some of our concessions lapse. There can be no assurance that concessions will be obtained on terms favorable to us, or at all, for our future intended mining or exploration targets.

             In a number of jurisdictions where we have exploration projects, we may be required to retrocede to the state a certain portion of the area covered by the exploration license as a condition to obtaining a mining concession. This retrocession requirement can lead to a substantial loss of part of the mineral deposit originally identified in our feasibility studies. For more information on mining concessions and other similar rights, see Regulatory matters.

    Our projects are subject to risks that may result in increased costs or delay in their implementation.

             We are investing to maintain and further increase our production capacity, logistics capabilities and to expand the scope of the minerals we produce. Our projects are subject to a number of risks that may adversely affect our growth prospects and profitability, including the following:

    •
    We may encounter delays or higher than expected costs in obtaining the necessary equipment or services and in implementing new technologies to build and operate a project.

    •
    Our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply.

    •
    Suppliers and contractors may fail to meet their obligations to us.

    •
    We may face unexpected weather conditions or other force majeure events.

    •
    We may fail to obtain, or experience delays or higher than expected costs in obtaining, the required permits and licenses to build a project.

    •
    Changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it.

    •
    There may be accidents or incidents during project implementation.

    •
    We may face shortages of skilled personnel.

    Operational problems could materially and adversely affect our business and financial performance.

             Ineffective project management and operational breakdowns might require us to suspend or curtail operations, which could generally reduce our productivity. Ineffective project management could mean that we are not able to perform the continuous operation of our activities. Operational breakdowns could entail failure of critical plant and machinery. There can be no assurance that ineffective project management or other operational problems will not occur. Any damages to our projects or delays in our operations caused by ineffective project management or operational breakdowns could materially and adversely affect our business and results of operations.

             Our business is subject to a number of operational risks that may adversely affect our results of operations, such as:

    •
    We may face unexpected weather conditions or other force majeure events.

    •
    Adverse mining conditions may delay and hamper our ability to produce the expected quantity of minerals and to meet specifications required by customers.

    •
    There may be accidents or incidents during business operations involving our mines, plants, railroads, ports and ships.

    •
    We may experience delays or interruptions in the transportation of our products, including with railroads, ports and ships.

    •
    Some of our development projects are located in regions where tropical diseases, AIDS and other contagious diseases are a major public health issue and pose health and safety risks to our employees. If we are unable to ensure the health and safety of our employees, our operations may be adversely affected.

    •
    Labor disputes may disrupt our operations from time to time.

    Rules governing ocean transport of iron ore fines could affect our operations.

             A portion of our production is in the form of non-concentrate iron ore. This type of ore has been occasionally compared to fines, which are small particles of ore. Current studies are analyzing whether these ores, when transported with a high moisture content, may begin to act like a fluid, although we have no record of such an event occurring. This might cause cargo to become less stable, presenting potential dangers to navigation. The operational risks depend on many factors, including the characteristics of the ore, the circumstances under which they are transported and the type of vessel used. To manage these risks, the shipping industry and maritime insurers generally follow rules adopted under the International Maritime Solid Bulk Cargoes (IMSBC) Code, but those rules do not currently specifically address the transportation of non-concentrate iron ore such as we produce in the Carajás mineral province in our Northern System. Potential changes to the rules are currently under consideration under the auspices of the International Maritime Organization (IMO). We believe that the safety of our shipping practices is evidenced by our long track record of safe operations, but regulatory changes could require us to modify our practices for handling or shipping our Carajás production, and these measures could increase our costs, require new investment, and even limit the volume of our exports of Carajás iron ore.

    Our business could be adversely affected by the failure of our counterparties to perform their obligations.

             Customers, suppliers, contractors and other counterparties may fail to perform existing contracts and obligations, which may unfavorably impact our operations and financial results. The ability of suppliers and customers to perform their obligations may be adversely affected in times of financial stress and economic downturn. Suppliers are also subject to capacity constraints in times of high demand which may affect their ability to fulfill their commitments.

             We currently operate important parts of our pelletizing, bauxite, nickel, coal, copper and steel businesses through joint ventures with other companies. Important parts of our electricity investments and our oil and gas projects are operated through consortia. Our forecasts and plans for these joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide skilled and competent managerial personnel. If any of our partners fails to observe its commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans. For more information about our joint ventures, see Information on the Company—Lines of business.

    Our business is subject to environmental, health and safety incidents or accidents.

             Our operations involve the use, handling, discharge and disposal of hazardous materials into the environment and the use of natural resources, and the mining industry is generally subject to significant risks and hazards, including the potential for fire or explosion, gas leaks, escape of polluting substances or other hazardous materials, rockfall incidents in underground mining operations and incidents involving mobile equipment or machinery. This could occur by accident or by a breach of operating standards, and could result in a significant incident, including damage to or destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in production, monetary losses and possible legal liability. Vale has health, safety and environmental standards in place to mitigate the risk of such incidents or accidents. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents, which could adversely affect our business or reputation.

    Environmental, health and safety regulation, including regulation pertaining to climate change, may adversely affect our business.

             Nearly all aspects of our activities, products, services and projects around the world are subject to environmental, health and safety regulation, which may expose us to increased liability or increased costs. Such regulations require us to obtain environmental licenses, permits and authorizations for our operations, and to conduct environmental impact assessments in order to get approval for our projects and permission for initiating construction. Additionally, all significant changes to existing operations must also undergo the same procedures. Difficulties in obtaining permits may lead to construction delays or cost increases, and in some cases may lead us to postpone or even abandon a project. Environmental regulation also imposes standards and controls on activities relating to mineral research, mining, pelletizing activities, railway and marine services, ports, decommissioning, refining, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities. In addition, community activist groups and other stakeholders may increase demands for socially responsible and environmentally sustainable practices, which could entail significant costs and reduce our profitability. Private litigation relating to these or other matters may adversely affect our financial condition or cause harm to our reputation.

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

             Concern over climate change and efforts to comply with international undertakings could lead governments to impose limits on carbon emissions or carbon taxes and emissions trading schemes applicable to our operations, which could adversely affect our operating costs or our capital expenditure requirements. For example, the Brazilian government has adopted a decree under the carbon emissions law (Política Nacional de Mudanças Climáticas) that contemplates specific limits on carbon emissions to be established in 2012 and phased in through 2020, and the Australian government has introduced a carbon pricing mechanism that commences in July 2012.

    Natural disasters may inflict severe damage to our operations and projects in the countries where we operate and/or may cause a negative impact in our sales to countries adversely affected by such disasters.

             Natural disasters, such as wind storms, floods, earthquakes and tsunamis may adversely affect our operations and projects in the countries where we operate, and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. Moreover, although the physical impact of climate change on our business remains highly uncertain, we may experience changes in rainfall patterns, water shortages, rising sea levels, increased storm intensity and flooding as a result of climate change, which may adversely affect our operations. On January 11, 2012, we determined that force majeure had occurred under a number of our iron ore sales contracts due to high rainfall in the Brazilian states of Minas Gerais, Rio de Janeiro and Espírito Santo, which created serious challenges to the operations of our Southeastern and Southern Systems. The force majeure was lifted on January 23, 2012.

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

             Our reported ore reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and assumed future conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Estimates may vary, and results of our mining and production subsequent to the date of an estimate may lead to revisions of estimates. Reserve estimates and estimates of mine life may require revisions based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves. Such restatement could affect depreciation and amortization rates, and have an adverse effect on our financial performance.

    We may not be able to replenish our reserves, which could adversely affect our mining prospects.

             We engage in mineral exploration, which is highly speculative in nature, involves many risks and frequently is non-productive. Our exploration programs, which involve significant expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If we do not develop new reserves, we will not be able to sustain our current level of production beyond the remaining lives of our existing mines.

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

             Reserves are gradually depleted in the ordinary course of a given mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper and underground operations become deeper. In addition, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time, we usually experience rising unit extraction costs with respect to each mine. Several of our mines have been operating for long periods, and we will likely experience rising extraction costs per unit in the future at these operations in particular.

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

             Energy costs are a significant component of our cost of production, representing 13.4% of our total cost of goods sold in 2011. To fulfill our energy needs, we depend on the following sources: oil by-products, which represented 37% of total energy needs in 2011, electricity (21%), coal (19%), natural gas (15%) and other energy sources (8%), using figures converted into tons of oil equivalent ("TOE").

             Fuel costs represented 9.3% of our cost of goods sold in 2011. Increases in oil and gas prices adversely affect margins in our logistics services, mining, iron ore pellets and nickel businesses.

             Electricity costs represented 4.1% of our total cost of goods sold in 2011. If we are unable to secure reliable access to electricity at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations. We face the risk of energy shortages in the countries where we have operations and projects due to excess demand or weather conditions, such as floods or droughts.

             Electricity shortages have occurred throughout the world, and there can be no assurance that growth in power generation capacity in the countries in which we operate will be sufficient to meet future consumption increases. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for our operations. Through our subsidiary PT Vale Indonesia Tbk ("PTVI") (formerly known as PT International Nickel Indonesia Tbk), we process lateritic nickel ores using a pyrometallurgical process, which is energy-intensive. Although PTVI currently generates a majority of the electricity for its operations from its own hydroelectric power plants, low rainfall or other hydrological factors could adversely affect electricity production at PTVI's plants in the future, which could significantly increase the risk of higher costs or lower production volume.

    Price volatility—relative to the U.S. dollar—of the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

             A substantial portion of our revenues and debt is denominated in U.S. dollars, and changes in exchange rates may result in (i) losses or gains on our net U.S. dollar-denominated indebtedness and accounts receivable and (ii) fair value losses or gains on our currency derivatives used to stabilize our cash flow in U.S. dollars. In 2011, we had currency losses of US$1.382 billion, while in 2010 and 2009 we had currency gains of US$102 million and US$665 million, respectively. In addition, the price volatility of the Brazilian real, the Canadian dollar, the Australian dollar, the Indonesian rupiah and other currencies against the U.S. dollar affect our results since most of our costs of goods sold are denominated in currencies other than the U.S. dollar, principally the real (59% in 2011) and the Canadian dollar (15% in 2011), while our revenues are mostly U.S. dollar-denominated. We expect currency fluctuations to continue to affect our financial income, expense and cash flow generation.

             Significant volatility in currency prices may also result in disruption of foreign exchange markets and may limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions.

    The integration between the Company and those acquisition targets that are a key part of the Company's strategies might prove more difficult than anticipated.

             We may not be able to successfully integrate our acquired businesses. We have grown our business in part through acquisitions, and some of our future growth could depend on acquisitions. Integration of acquisition targets might take longer than expected and the costs associated with integration of acquisition targets might be higher than anticipated. In addition, if the focus on post-acquisition integration impacts the performance of our existing businesses, our results and operations may be adversely affected. Completed acquisitions could fail to achieve the increased revenues, cost savings or operational benefits that were anticipated at the time of their conception. Acquisitions could lead to the incurrence of substantial costs as a result of, for example, unforeseen liabilities arising from acquired businesses, inability to retain key staff, inconsistencies in standards, controls, procedures and policies between the Company and the acquisition target which could negatively affect our financial condition and results of operations. In addition, management attention could be diverted from ordinary responsibilities to integration issues.

    We are involved in several legal proceedings that could have a material adverse effect on our business in the event of an outcome that is unfavorable to us.

             We are involved in several legal proceedings in which adverse parties have claimed substantial amounts. Although we are vigorously contesting them, the outcomes of these proceedings are uncertain and may result in obligations that could materially adversely affect our business and the value of our shares, ADSs and HDSs. In addition, under Brazilian law, a taxpayer intending to challenge a tax assessment in the judicial system must ordinarily provide the court with a bond or security in the amount of the assessment in order to suspend collection efforts. In some of our tax litigation cases, we may be required to post bond or some form of security with the court, and, depending on the nature, amount and scope of such a bond or pledge, this may have a significant financial impact on our business. For additional information, see Additional information—Legal proceedings.

Risks relating to our corporate structure

    Our controlling shareholder has significant influence over Vale, and the Brazilian government has certain veto rights.

             As of March 31, 2012, Valepar S.A. ("Valepar") owned 52.7% of our outstanding common stock and 32.4% of our total outstanding capital. As a result of its share ownership, Valepar can control the outcome of some actions that require shareholder approval. For a description of our ownership structure and of the Valepar shareholders' agreement, see Share ownership and trading—Major shareholders.

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

             Our investors may be located in jurisdictions outside Brazil and could seek to bring actions against us or our directors or officers in the courts of their home jurisdictions. The Company is a Brazilian company, and the majority of our officers and directors are residents of Brazil. The vast majority of our assets and the assets of our officers and directors are likely to be located in jurisdictions other than the home jurisdictions of our investors. It might not be possible for the investors to effect service of process within their home jurisdictions on us or on our officers or directors who reside outside their home jurisdictions. In addition, foreign court orders will be enforceable in the courts of Brazil without a re-examination of the merits only if previously confirmed by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça), which confirmation will only be granted if such judgment: (a) fulfills all formalities required for its enforceability under the laws of the country where it was issued; (b) was issued by a competent court after due service of process on the Company or after sufficient evidence of the Company's absence has been given, as required under applicable law; (c) is not subject to appeal; (d) was authenticated by a Brazilian consulate in the country in which it was issued and is accompanied by a sworn translation into the Portuguese language; and (e) is not contrary to Brazilian national sovereignty, public policy or good morals. Therefore, investors might not be able to recover against us or our directors and officers on judgments of the courts of their home jurisdictions predicated upon the laws of such jurisdictions.

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

             ADR holders and HDR holders may not be able to exercise preemptive rights or other types of rights with respect to the underlying shares. The ability of ADR holders and HDR holders to exercise preemptive rights is not assured, particularly if the applicable law in the holder's jurisdiction (for example, the Securities Act in the United States or the Companies Ordinance in Hong Kong) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case in the United States, or that any document offering preemptive rights be registered as a prospectus, as is the case in Hong Kong. We are not obligated to file a registration statement in the United States, or to make any other similar filing in any other jurisdiction, relating to preemptive rights or to undertake steps that may be needed to make exemptions from registration available, and we cannot assure holders that we will file any registration statement or take such steps. We are also not obligated to extend the offer of preemptive rights to HDR holders through the depositary. For a more complete description of preemptive rights with respect to the underlying shares, see Additional information—Memorandum and articles of association—Preemptive rights.

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

Statement of income data

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(US$ million)
Net operating revenues	32,242	37,426	23,311	45,293	58,990
Cost of products and services	(16,463)	(17,641)	(13,621)	(18,814)	(23,573)
Selling, general and administrative expenses	(1,245)	(1,748)	(1,130)	(1,701)	(2,334)
Research and development	(733)	(1,085)	(981)	(878)	(1,674)
Impairment of goodwill	–	(950)	–	–	–
Gain on sale of assets	–	–	–	–	1,513
Other expenses	(607)	(1,254)	(1,522)	(2,205)	(2,810)

Operating income	13,194	14,748	6,057	21,695	30,112

Non-operating income (expenses):
Financial income (expenses), net	(1,291)	(1,975)	351	(1,725)	(1,672)
Exchange and monetary gains, net	2,553	364	675	344	(1,641)
Gain on sale of investments	777	80	40	–	–

Subtotal	2,039	(1,531)	1,066	(1,381)	(3,313)

Income before income taxes and equity results	15,233	13,217	7,123	20,314	26,799
Income taxes charge	(3,201)	(535)	(2,100)	(3,705)	(5,282)
Equity in results of affiliates and joint ventures and change in provision for gains on equity investments	595	794	433	987	1,135

Net income from continuing operations	12,627	13,476	5,456	17,596	22,652
Discontinued operations, net of tax	–	–	–	(143)	–
Net income	12,627	13,476	5,456	17,453	22,652

Net income (loss) attributable to non-controlling interests	802	258	107	189	(233)

Net income attributable to Company's shareholders	11,825	13,218	5,349	17,264	22,885

Total cash paid to shareholders(1)	1,875	2,850	2,724	3,000	9,000

(1)
Consists of total cash paid to shareholders during the period, whether classified as dividends or interest on shareholders' equity.

Earnings per share

	For the year ended December 31,(1)
	2007	2008	2009	2010	2011
	(US$, except as noted)
Earnings per share:
Per common share	2.41	2.58	0.97	3.23	4.33
Per preferred share	2.41	2.58	0.97	3.23	4.33
Weighted average number of shares outstanding (in thousands)(2)(3):
Common shares	2,943,216	3,028,817	3,181,706	3,210,023	3,197,063
Preferred shares	1,889,171	1,946,454	2,030,700	2,035,783	1,984,030
Treasury common shares underlying convertible notes	34,510	56,582	74,998	18,416	18,416
Treasury preferred shares underlying convertible notes	18,478	30,295	77,580	47,285	47,285

Total	4,885,375	5,062,148	5,364,984	5,311,507	5,246,794

Distributions to shareholders per share(4):
In US$	0.39	0.56	0.53	0.57	1.74
In R$	0.74	1.09	1.01	0.98	2.89

(1)
Share and per-share amounts for all periods give retroactive effect to all stock splits. We carried out a two-for-one stock split in September 2007.
(2)
Each common ADS represents one common share and each preferred ADS represents one preferred share.
(3)
Changes in the number of shares outstanding reflect a global equity offering in July 2008 and share repurchase programs conducted from October 2008 to May 2009, from September 2010 to October 2010 and from May 2011 to November 2011. For more information see Share ownership and trading—Purchases of equity securities by the issuer and affiliated purchasers.
(4)
Our distributions to shareholders may be classified as either dividends or interest on shareholders' equity. In many years, part of each distribution has been classified as interest on shareholders' equity and part has been classified as dividends. For information about distributions paid to shareholders, see Share ownership and trading—Distributions.

Balance sheet data

	At December 31,
	2007	2008	2009	2010	2011
	(US$ million)
Current assets	11,380	23,238	21,294	31,791	21,736
Property, plant and equipment, net and intangible assets	54,625	49,329	68,810	84,370	90,030
Investments in affiliated companies and joint ventures and other investments	2,922	2,408	4,585	4,497	8,093
Other assets	7,790	5,017	7,590	8,481	8,869

Total assets	76,717	79,992	102,279	129,139	128,728

Current liabilities	10,083	7,237	9,181	17,912	11,043
Long-term liabilities(1)	13,195	10,173	12,703	17,195	16,033
Long-term debt(2)	17,608	17,535	19,898	21,591	21,538

Total liabilities	40,886	34,945	41,782	56,698	48,614
Redeemable non-controlling interests	375	599	731	712	505
Shareholders' equity:
Capital stock	12,306	23,848	23,839	23,726	36,903
Additional paid-in capital	498	393	411	2,188	(61)
Mandatorily convertible notes—common ADSs	1,288	1,288	1,578	290	290
Mandatorily convertible notes—preferred ADSs	581	581	1,225	644	644
Reserves and retained earnings	18,603	16,446	29,882	42,051	39,939

Total Company shareholders' equity	33,276	42,556	56,935	68,899	77,715

Non-controlling interests	2,180	1,892	2,831	2,830	1,894

Total shareholders' equity	35,456	44,448	59,766	71,729	79,609

Total liabilities and shareholders' equity	76,717	79,992	102,279	129,139	128,728

(1)
Excludes long-term debt.
(2)
Excludes current portion of long-term debt.

I.  INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

Summary

             We are the second-largest metals and mining company in the world and the largest in the Americas, based on market capitalization. We are the world's largest producer of iron ore and iron ore pellets and the world's second-largest producer of nickel. We are one of the world's largest producers of manganese ore and ferroalloys. We also produce copper, thermal and metallurgical coal, phosphates, potash, cobalt and platinum group metals ("PGMs"). To support our growth strategy, we are actively engaged in mineral exploration efforts in 27 countries around the globe. We operate large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have a maritime freight portfolio to transport iron ore. Directly and through affiliates and joint ventures, we also have investments in energy and steel businesses.

             The following table presents the breakdown of our total gross operating revenues attributable to each of our main lines of business.

	Year ended December 31,
	2009		2010		2011
	(US$ million)	(% of total)	(US$ million)	(% of total)	(US$ million)	(% of total)
Bulk materials:
Iron ore	US$12,831	53.6%	US$26,384	56.8%	US$35,008	58.0%
Iron ore pellets	1,352	5.6	6,402	13.7	8,150	13.5
Manganese	145	0.6	258	0.6	171	0.3
Ferroalloys	372	1.6	664	1.4	561	0.9
Coal	505	2.1	770	1.6	1,058	1.7

Subtotal–bulk materials	US$15,205	63.5%	US$34,478	74.2%	US$44,948	74.4%
Base metals:
Nickel	US$ 3,260	13.6%	US$ 3,835	8.2%	US$ 5,720	9.5%
Copper	1,130	4.7	1,608	3.4	2,692	4.4
PGMs	132	0.6	101	0.2	492	0.8
Other precious metals	65	0.3	72	0.2	246	0.4
Cobalt	42	0.2	30	0.1	94	0.2
Aluminum	2,050	8.6	2,554	5.5	383	0.6

Subtotal–base metals	US$ 6,679	28.0%	US$ 8,200	17.6%	US$ 9,627	15.9%
Fertilizer nutrients	413	1.7	1,846	4.0	3,547	5.9
Logistics	1,104	4.6	1,465	3.2	1,726	2.9
Other products and services(1)	538	2.2	492	1.1	541	0.9

Total gross operating revenues	US$23,939	100.0%	US$46,481	100.0%	US$60,389	100.0%

(1)    Includes kaolin, pig iron and energy.

    •
    Bulk materials:

    o
    Iron ore and iron ore pellets.    We operate four systems in Brazil for producing and distributing iron ore, which we refer to as the Northern, Southeastern, Southern and Midwestern systems. The Northern and the Southeastern systems are fully integrated, consisting of mines, railroads, a maritime terminal and a port. The Southern System consists of three mining sites and two maritime terminals. We operate 10 pellet plants in Brazil and two in Oman, both of which have been ramping up since November 2011. We also have a 50% stake in a joint venture that owns three integrated pellet plants in Brazil and 25% stakes in two pellet companies in China.

      o
      Manganese and ferroalloys.    We conduct our manganese mining operations through subsidiaries in Brazil, and we produce several types of manganese ferroalloys through subsidiaries in Brazil, France and Norway.

      o
      Coal.    We produce coal through Vale Moçambique, S.A. ("Vale Moçambique"), which operates assets in Mozambique, and Vale Australia Holdings Pty Ltd ("Vale Australia"), which operates coal assets in Australia through wholly owned subsidiaries and unincorporated joint ventures. Through our subsidiary Vale Coal Colombia Ltd. Sucursal Colombia ("Vale Colombia") we produce thermal coal in the Cesar department of Colombia. In Mozambique, we are ramping up the Moatize coal operation, which includes both metallurgical and thermal coal. We also have minority interests in Chinese coal and coke producers.

    •
    Base metals:

    o
    Nickel.    Our principal nickel mines and processing operations are conducted by our wholly owned subsidiary Vale Canada Limited ("Vale Canada"), which has mining operations in Canada and Indonesia. We are ramping up nickel operations at Onça Puma in Brazil and nickel operations in New Caledonia. We own and operate, or have interests in, nickel refining facilities in the United Kingdom, Japan, Taiwan, South Korea and China.

    o
    Copper.    In Brazil, we produce copper concentrates at Sossego in Carajás, in the state of Pará. In Canada, we produce copper concentrates, copper anodes and copper cathodes in conjunction with our nickel mining operations at Sudbury and Voisey's Bay. In Chile, we produce copper cathodes at the Tres Valles operation, located in the Coquimbo region.

    o
    Aluminum.    We hold a 22.0% interest in Norsk Hydro ASA ("Hydro"), a major aluminum producer. In the past, we engaged in bauxite mining, alumina refining and aluminum smelting through subsidiaries in Brazil, our interests in which we transferred to Hydro in February 2011. We still own minority interests in two bauxite mining businesses, Mineração Rio do Norte S.A. ("MRN") and Mineração Paragominas S.A. ("Paragominas"). We will transfer our remaining interest in Paragominas to Hydro in two equal tranches in 2014 and 2016. Both MRN and Paragominas are located in Brazil.

    o
    Cobalt.    We produce cobalt as a by-product of our nickel mining and processing operations in Canada and refine the majority of it at our Port Colborne facilities, in the Province of Ontario, Canada. We also produce cobalt as a by-product of our nickel operations in New Caledonia, currently in the ramp up phase.

    o
    PGMs.    We produce platinum-group metals as by-products of our nickel mining and processing operations in Canada. The PGMs are concentrated at our Port Colborne facilities and refined at our precious metals refinery in Acton, England.

    o
    Other precious metals.    We produce gold and silver as by-products of our nickel and copper mining and processing operations in Canada, and gold as a by-product of our copper mining in Brazil. Some of the precious metals from our Canadian operations are upgraded at our Port Colborne facilities, and all such precious metals are refined by unrelated parties in Canada.

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

    •
    Logistics:    We are a leading operator of logistics services in Brazil and other regions of the world, with railroads, maritime terminals and ports. Two of our four iron ore systems incorporate an integrated railroad network linked to automated port and terminal facilities, which provide rail transportation for our mining products, general cargo and passengers, bulk terminal storage, and ship loading services for our mining operations and for customers. We also own a majority stake in Sociedade de Desenvolvimento do Corredor de Nacala—S.A. ("SDCN"), with railroad concessions in Malawi and Mozambique, and have plans to construct a world-class logistics infrastructure to support our operations in Central and Eastern Africa. In addition, since 2010 we have an agreement for partial assignment, subject to government approvals, of a 756-kilometer railroad concession to provide support to our Rio Colorado potash project in Argentina. We conduct seaborne dry bulk shipping and provide tug boat services. We own and charter vessels to transport iron ore that we sell on a cost and freight ("CFR") basis to customers. Our tug boat services provide an efficient and safe towing service at our terminals in Brazil. We also own a 31.3% interest in Log-In Logística Intermodal S.A. ("Log-In"), which provides intermodal logistics services in Brazil, Argentina and Uruguay, and a 45.8% interest in MRS Logística S.A. ("MRS"), which transports our iron ore products from the Southern System mines to our Guaíba Island and Itaguaí maritime terminals, in the state of Rio de Janeiro.

Business strategy

             Our mission is to transform natural resources into prosperity and sustainable development. Our vision is to become the number one global natural resources company, creating long-term value through excellence and passion for people and the planet. We aim to increase our demand driver, mineral and geographical diversification and logistics capabilities. Iron ore and nickel will continue to be our main businesses while we boost the production capacity of our copper, coking coal and fertilizer nutrients businesses. To enhance our competitiveness, we will continue to invest in our railroads, maritime terminals, maritime freight portfolio and power generation capacity. We continue to seek opportunities to make strategic acquisitions and partnerships, while focusing on disciplined capital management in order to maximize return on invested capital and total return to shareholders. We also dispose of assets from time to time that we have determined to be non-strategic or in order to optimize the structure of our business portfolio, but no such divestitures occurred in 2011. Below are the highlights of our major business strategies.

    Maintaining our leadership position in the global iron ore market

             We continue to consolidate our leadership in the global iron ore market. In 2011 and 2010, we had an estimated market share of 24.3% and 24.7%, respectively, of the total volume traded in the seaborne market. We are committed to maintaining our leadership position in the global iron ore market, by focusing our product line to capture industry trends, increasing our production capacity in line with demand growth, controlling costs, strengthening our logistics infrastructure of railroads, ports, shipping and distribution centers, and strengthening relationships with customers. Our diversified portfolio of high quality products, strong technical marketing strategy, efficient logistics and strong and long-standing relationships with major customers will help us achieve this goal. We have also encouraged steelmakers to develop steel projects in Brazil through joint ventures in which we may hold minority stakes, in order to create additional demand for our iron ore.

    Achieving leadership in the nickel business

             We are the world's second-largest nickel producer, with large-scale, long-life and low-cost operations, a substantial resource base, diversified mining operations producing nickel from nickel sulfides and laterites, advanced technology and a robust growth profile. We have refineries in North America, Europe and Asia, which produce an array of products for use in most nickel applications. We are a leading producer of high-quality nickel products for non-stainless steel applications, such as plating, alloy steels, high nickel alloys and batteries, which represented 66% of our nickel sales in 2011. Our long-term goal is to strengthen our leadership in the nickel business.

    Expanding our copper businesses

             We operate the Sossego copper mine in Carajás, in the Brazilian state of Pará, and the Tres Valles copper mine in Chile. We also recover copper in conjunction with our nickel operations, principally at Sudbury and Voisey's Bay, in Canada. We believe that our copper projects, most of which are situated in Carajás, could be among the most competitive in the world in terms of investment cost per metric ton of ore. We are in the final phase of construction of the Salobo project to produce copper concentrate. We expect these copper mines to benefit from our infrastructure facilities serving the Northern System. We are developing the Konkola North copper mine in Zambia, Africa through a joint venture with African Rainbow Minerals Limited ("ARM"), which has an 80% stake in the project, with the remaining 20% stake held by Zambia Consolidated Copper Mines Ltd. We are also engaged in mineral exploration in several countries in order to increase our reserve base.

    Investing in coal

             We are pursuing various opportunities to become a large global player in the coal business. We have coal operating assets and a portfolio of exploration projects in Mozambique, Australia and Colombia, and minority interests in two joint ventures in China. We intend to continue pursuing organic growth in the coal business through the expansion of the Moatize project in Mozambique, the development of more advanced coal exploration projects in Australia and Colombia, and mineral exploration initiatives in several countries.

    Investing in fertilizer nutrients

             We are actively investing to become one of the world's largest producers of potash and phosphate rock in order to benefit from rising global consumption of agricultural products, which is expected to grow significantly in coming years, especially in emerging market countries. We expect per capita income growth and the growing use of biofuels to drive demand for fertilizers. In this context, Brazil is expected to play a key role in the global agricultural market, given its position as a global agricultural powerhouse and its growth potential, mainly due to its access to water and arable land.

             We operate a potash mine in Brazil (Taquari-Vassouras) and the Bayóvar phosphate rock operation in Peru, and, in 2010, we expanded our fertilizer nutrients operations through the acquisition of Brazilian phosphate and nitrogen operations, now consolidated under our wholly owned subsidiary Vale Fertilizantes. Our portfolio also includes potash projects in Argentina, Brazil and Canada, as well as several phosphate rock and potash mineral exploration projects around the world as part of our growth strategy. For more information, see—Significant changes in our business below.

    Diversification and expansion of our resource base

             We are actively engaged in a mineral exploration program, with efforts in 27 countries around the globe. We are mainly seeking new deposits of coal, copper, iron ore, manganese ore, nickel, phosphates and potash. Mineral exploration is an important part of our organic growth strategy.

    Enhancing our logistics capacity to support our bulk materials business

             We believe that the quality of our railway assets and extensive experience as a railroad and port operator, together with the lack of efficient transportation for general cargo in Brazil, position us as a leader in the logistics business in Brazil. We have been expanding the capacity of our railroads, primarily to meet the needs of our iron ore business.

             To support our commercial strategy for our iron ore business, we continue to invest in a dedicated maritime freight shuttle service from Brazil to Asia and in the development of distribution centers in Asia and the Middle East, in order to minimize freight costs and maximize flexibility, so as to enhance the competitiveness of our iron ore business in these regions.

             In order to position ourselves for future expansion of our coal production in Mozambique and leverage our presence in Africa, we acquired an additional 16% of SDCN, bringing our total stake in SDCN to 67% at year-end, and we plan to expand its capacity, by rehabilitating the existing railroad. New railroads will be constructed to develop the logistics corridor from our mine to a new port to be built at Nacala-à-Velha.

    Optimizing our energy matrix

             Energy management and efficient supply have become a priority for us. As a large consumer of electricity, we believe that investing in power generation projects to support our operations will help protect us against volatility in the price of energy, regulatory uncertainties and the risk of energy shortages. Accordingly, we have developed hydroelectric power generation plants in Brazil, Canada and Indonesia, and we currently generate 48% of our worldwide electricity needs from our own plants, after accounting for the transfer of our aluminum production portfolio.

             We are seeking to develop a cleaner energy matrix by investing to develop clean energy sources such as biofuels and windpower, and focusing on reducing our carbon footprint.

Significant changes in our business

             We summarize below major acquisitions, divestitures and other significant developments since the beginning of 2011.

    Index-based pricing for iron ore

             Starting in the first half of 2010, we reached agreements with all our iron ore customers to move contracts from annual benchmark pricing to index-based pricing to better reflect market fundamentals. The previous annual benchmark pricing system for iron ore, based on annual bilateral negotiations, was initially replaced by a system under which iron ore prices were established quarterly, based on a three-month average of price indices for the period ending one month before the beginning of the new quarter. Since the last quarter of 2011, we have also reached agreements with some customers to price our products on a quarterly basis using the current quarter's three-month average of price indices and, with other customers, using the monthly average of the price indices or spot prices. The move towards increased price flexibility brings more efficiency and transparency to iron ore pricing and allows for the recognition of quality differences, which helps encourage long-term investment. In addition, many customers value the ability to know beforehand the price to be paid in each quarter.

    Consolidation of phosphate operations in Brazil

             On December 12, 2011, our wholly owned subsidiary Mineração Naque S.A. concluded a tender offer to acquire up to 100% of the publicly held shares of our subsidiary Vale Fertilizantes. As a result of the public offer, we acquired 211,014 common shares and 82,919,456 preferred shares of Vale Fertilizantes, representing 83.8% of the publicly held common shares and 94.0% of the publicly held preferred shares of Vale Fertilizantes, which correspond to 0.1% of the total common shares and 29.8% of the total preferred shares of Vale Fertilizantes. Both the common and preferred shares were acquired for R$25.00 per share, amounting to a total of R$2.1 billion (US$1.1 billion). Shortly thereafter, Vale Fertilizantes' registration as a publicly listed company in Brazil was cancelled. In January 2012, the shareholders of Vale Fertilizantes approved the redemption of the remaining free floating common and preferred shares. As a result, Vale holds 100% of the common shares and 100% of the preferred shares of Vale Fertilizantes.

    Acquisition of Biopalma in Brazil

             In February 2011, we invested US$173.5 million to acquire control of Biopalma, in the Brazilian state of Pará. Biopalma will produce palm oil, a raw material used to make biodiesel, and most of the production will be used for a B20 mix (a blend of 20% biodiesel and 80% regular diesel) to power our fleet of locomotives, heavy-duty machinery and equipment. Our investment in producing biodiesel is part of our strategic emphasis on global sustainability and greenhouse gas emissions reduction.

    Acquisition of stake in Belo Monte energy project

             In June 2011, we acquired 9% of Norte Energia S.A. ("NESA"). NESA was established to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará. Vale reimbursed the seller for capital invested in NESA and will assume future capital investment commitments related to the acquired stake, which are estimated at US$1.6 billion. The acquisition is consistent with our strategy of reducing operational costs and minimizing energy price and supply risks.

    Organic growth

             We have an extensive program of investments in the organic growth of our businesses. Our main investment projects are summarized under—Capital expenditures and projects. The most significant projects that have come on stream since the beginning of 2011 are summarized below:

    •
    Onça Puma—In March of 2011, we started the ramp-up of Onça Puma, a ferro-nickel operation (mine and processing plant) in the Brazilian state of Pará, built mostly on lateritic nickel deposits of saprolitic ore. Its nominal production capacity is 53,000 metric tons per year of nickel contained in ferro-nickel, its final product.

    •
    Oman—We started up production of direct reduction pellets in the industrial site of Sohar, Oman, with estimated aggregate capacity of 9.0 Mtpy. Each plant has capacity to produce 4.5 Mtpy. The first plant is producing at full capacity rates and the second plant has been ramping up since November 2011. The bulk terminal and a distribution center with the capacity to handle 40 Mt annually are fully operational.

    •
    Estreito—In 2011, four of the eight turbines of the Estreito hydroelectric power plant became operational. Estreito is our first hydroelectric power plant in the Northern region and is located in the Tocantins River, on the border of the Brazilian states of Maranhão and Tocantins. The plant will have an installed capacity of 1,087 megawatts. We have a 30% stake in the consortium that operates the plant.

    •
    Moatize—The first phase of the Moatize coal project began operations in August 2011. Total capacity is 11 Mtpy, 8.5 Mt of coking coal, chiefly premium hard coking coal, and 2.5 Mt of thermal coal. In November 2011, the Board of Directors approved Moatize II, which will increase coal production capacity in Mozambique to 22 Mtpy, as well as the implementation of the Nacala Corridor project, a world-class logistics railway and port infrastructure to support the expansion of production capacity at Moatize.

    •
    Karebbe—The Karebbe hydroelectric power plant in Sulawesi, Indonesia came on stream in September 2011 and is projected to add 90 megawatts of average generating capacity. The plant supplies power to our Indonesian operations, which reduces our production costs and enables the potential expansion of nickel matte production.

    Aluminum portfolio management

             In February 2011, we transferred a substantial part of our aluminum businesses to Hydro, an integrated aluminum company with operations in Norway and other countries that is listed on the Oslo Stock Exchange and the London Stock Exchange (ticker symbol: NHY). We transferred our interests in Alumínio Brasileiro S.A. ("Albras"), Alumina do Norte do Brasil S.A. ("Alunorte") and Companhia de Alumina do Pará ("CAP"), with net debt of US$655 million, along with off-take rights and outstanding commercial contracts, for US$503 million in cash and shares in Hydro representing a 22% interest in its equity. As part of the transaction, we transferred the Paragominas bauxite mine and all of our other Brazilian bauxite mineral rights (apart from rights owned through our stake in MRN) to the newly incorporated company Paragominas, 60% of which we transferred to Hydro in exchange for US$578 million in cash. We will transfer our interest in Paragominas in two equal tranches in 2014 and 2016, each in exchange for US$200 million in cash, subject to certain contingent adjustments. In addition, under the agreement, we have appointed one director to Hydro's board.

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

    1.1    Iron ore

    1.1.1    Operations

             We conduct our iron ore business in Brazil primarily at the parent-company level and through our wholly owned subsidiary Mineração Corumbaense Reunidas S.A. ("MCR"). Our mines, all of which are open-pit, and their related operations are mainly concentrated in three systems: the Southeastern System, the Southern System and the Northern System, each with its own transportation capabilities. We also conduct mining operations in the Midwestern System and through our joint venture Samarco Mineração S.A. ("Samarco").

		Our share of capital
Company	System	Voting	Total	Partners
		(%)
Vale	Northern, Southeastern, Southern and Midwestern	–	–	–
MCR	Midwestern	100.0	100.0	–
Samarco	–	50.0	50.0	BHP Billiton plc

    Southeastern System

             The Southeastern System mines are located in the Iron Quadrangle region of the state of Minas Gerais, where they are divided into three mining sites: Itabira (comprised of two mines, with two major beneficiation plants), Minas Centrais (comprised of three mines, with three major beneficiation plants and one secondary plant) and Mariana (comprised of three mines, with four major beneficiation plants).

             The ore reserves in these mining sites have high ratios of itabirite ore relative to hematite ore. Itabirite ore has iron grade of 35-60% and requires concentration to achieve shipping grade.

             We conduct open-pit mining operations in the Southeastern System. At the three mining sites, we generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites. In 2011, we produced 64% of the electric energy consumed in the Southeastern System at our hydroelectric power plants.

             We own and operate integrated railroad and terminal networks in the three mining sites, which are accessible by road or by spur tracks of our EFVM railroad. The EFVM railroad connects these mines to the Tubarão port in Vitória, in the state of Espírito Santo. For a more detailed description of the networks, see—Logistics.

    Southern System

             The Southern System mines are located in the Iron Quadrangle region of the state of Minas Gerais in Brazil. The mines of our subsidiary Minerações Brasileiras Reunidas S.A. ("MBR") are operated at the parent-company level pursuant to an asset lease agreement. The Southern System has three major mining sites: Minas Itabirito (comprised of four mines, with two major beneficiation plants and three secondary beneficiation plants); Vargem Grande (comprised of three mines and one major beneficiation plant); and Paraopeba (comprised of four mines and four beneficiation plants).

             We beneficiate run-of-mine obtained from open pit mining operations into sinter feed, lump ore and pellet feed. In 2011, we produced 94% of the electric energy consumed in the Southern System at our hydroelectric power plants.

             The ore reserves in the mining sites have high ratios of itabirite ore relative to hematite ore. Itabirite ore has iron grade of 35-60% and requires concentration to achieve shipping grade. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.

             We enter into freight contracts with MRS, an affiliate railway company in which we own a 45.8% stake, to transport our iron ore products at market prices from the mines to our Guaíba Island and Itaguaí maritime terminals in the state of Rio de Janeiro.

    Northern System

             The Northern System mines, located in the Carajás mineral province of the Brazilian state of Pará, contain some of the largest iron ore deposits in the world. The reserves are divided into Serra Norte, Serra Sul and Serra Leste (northern, southern and eastern ranges) situated 35 kilometers apart. Since 1985, we have been conducting mining activities in the northern range, which is divided into three main mining bodies (N4W, N4E and N5). The Northern System has open-pit mines and an ore-processing plant. The mines are located on public lands for which we hold mining concessions.

             The ore reserves in the Northern System are comprised of hematite. Because of the high grade (66.7% on average) of the Northern System deposits, we do not need to operate a concentration plant at Carajás. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. Output from the beneficiation process consists of sinter feed and pellet feed. We obtain all of the electrical power for the Northern System at market prices from regional utilities.

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

             We conduct open-pit mining operations in the Midwestern System. The Urucum ore reserves contain a high ratio of hematite ore. In September 2009, we concluded the acquisition of the Corumbá mine, where we produce lump ores. At the Urucum and Corumbá mines, we generally process the run-of-mine by means of standard crushing and classification steps, producing lumps and fines.

             Iron ore products from the Urucum and Corumbá mines are delivered to customers by barges traveling along the Paraguay and Paraná rivers.

    Samarco

             We own 50.0% of Samarco, which operates an integrated system comprised of a mine site, pipeline, three pellet plants and a port. Samarco's Alegria mine site, located in Mariana, Minas Gerais, is in the same region as our Mariana site in the Southeastern System.

             The ore reserves of Samarco are typically of itabirite type. Two beneficiation plants, located at the site, process the run-of-mine by means of standard crushing, milling and concentration steps, producing pellet feed and sinter feed.

             Iron ore from Alegria and Fazendão, in our Southeastern System, supplies the Samarco pellet plants using a 396-kilometer pipeline, the longest pipeline in the world for the conveyance of iron ore. Samarco has its own port facilities to transport its production.

    1.1.2    Production

             The following table sets forth information about our iron ore production.

		Production for the year ended December 31,
					Recovery rate
Mine/Plant	Type	2009	2010	2011
		(million metric tons)			(%)
Southeastern System
Itabira
Cauê(1)	Open pit	13.8	19.3	18.6	63.7
Conceição(1)	Open pit	17.3	19.4	21.4	74.2
Minas Centrais
Água Limpa(2)	Open pit	1.4	5.0	5.0	52.2
Gongo Soco	Open pit	2.7	6.8	5.3	100
Brucutu	Open pit	23.6	29.7	30.9	73.1
Andrade(3)	Open pit	0.7	–	–	–
Mariana
Alegria	Open pit	12.1	13.6	14.7	80.9
Fábrica Nova(4)	Open pit	13.7	12.5	13.2	72.4
Fazendão(5)	Open pit	3.1	10.6	11.1	100

Total Southeastern System		88.5	116.9	120.2
Southern System
Minas Itabirito
Segredo/João Pereira(6)	Open pit	8.4	12.4	11.8	72.2
Sapecado/Galinheiro(7)	Open pit	9.8	17.7	18.6	64.7
Vargem Grande
Tamanduá(8)	Open pit	7.3	8.6	8.8	79.7
Capitão do Mato(8)	Open pit	8.0	8.2	7.3	79.7
Abóboras	Open pit	5.4	5.2	5.3	100
Paraopeba
Jangada	Open pit	–	3.5	5.1	100
Córrego do Feijão	Open pit	5.6	6.8	6.8	77.9
Capão Xavier(9)	Open pit	10.9	9.3	8.4	78
Mar Azul	Open pit	–	3.0	4.1	100

Total Southern System		55.2	74.7	76.3
Midwestern System
Corumbá	Open pit	0.4	2.8	4.1	50.0
Urucum	Open pit	0.5	1.4	1.5	76.0

Total Midwestern System		1.0	4.2	5.6
Northern System
Serra Norte(10)
N4W	Open pit	30.9	33.4	38.9	92.4
N4E	Open pit	16.9	22.2	20.1	92.4
N5	Open pit	36.8	45.6	50.8	92.4

Total Northern System		84.6	101.2	109.8

Vale		229.3	297.0	311.8
Samarco(11)		8.6	10.8	10.8	57.6

Total		238.0	307.8	322.6

(1)
The run-of-mine from the Minas do Meio and Conceição mines is sent to the Cauê and Conceição concentration plants.
(2)
Água Limpa mine (previously named Água Limpa/Cururu mine) and plants are owned by Baovale, in which we own 100% of the voting shares and 50% of the total shares. Production figures for Água Limpa have not been adjusted to reflect our ownership interest.
(3)
The lease for the Andrade mine was terminated in 2009.
(4)
Fábrica Nova ore is sent to the Alegria and Fábrica Nova plants.
(5)
Fazendão ore is sent to Samarco's beneficiation plant.
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

    1.2    Iron ore pellets

    1.2.1    Operations

             Directly and through joint ventures, we produce iron ore pellets in Brazil, Oman and China, as set forth in the following table. Our total estimated nominal capacity is 43.7 Mtpy, not including the nominal capacity of our joint ventures of 22.2 Mtpy from Samarco, 4.5 Mtpy from Hispanobras, 1.2 Mtpy from Zhuhai YPM and 1.2 Mtpy from Anyang Yu Vale Yongtong Pellet Co., Ltd. ("Anyang"). After ramping up our pellet plants in Oman, we will add 9.0 Mtpy of nominal capacity.

		Our share of capital
Company	Site of operation	Voting (%)	Total	Partners
	Brazil:
Vale	Tubarão, Fábrica, Vargem Grande and São Luís	–	–	–
Hispanobras	Tubarão	51.0	50.9	Arcelor Mittal
Samarco	Mariana and Anchieta	50.0	50.0	BHP Billiton plc
	Oman:
Vale Oman Pelletizing Company LLC (VOPC)(1)	Sohar industrial complex	100.0	100.0	–
	China:
Zhuhai YPM	Zhuhai, Guangdong	25.0	25.0	Zhuhai Yueyufeng Iron and Steel Co. Ltd., Pioneer Iron and Steel Group Coo, Ltd.(2)
Anyang	Anyang, Henan	25.0	25.0	Anyang Iron & Steel Co. Ltd.

(1)
VOPC is currently 100% owned by Vale entities, but 30% of the shareholding of VOPC will be transferred to Oman Oil Company S.A.O.C. ("OOC") during 2012 pursuant to a Shareholders' Agreement dated 29 May 2010 between Vale International and OOC.
(2)
Based on the most recent publicly filed business license of Zhuhai YPM.

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

             We started up a pelletizing operation in the Sohar industrial complex in Oman, in the Middle East. The two pellet plants will each have production capacity of 4.5 Mtpy, totaling 9 Mtpy of capacity for direct reduction pellets. The first plant is producing at full capacity rates and the second plant has been ramping up since November 2011. The pellet plants are located in an area where we will have a distribution center with capacity to handle 40 Mtpy.

             Samarco operates three pellet plants in two operating sites with nominal capacity of 22.3 Mtpy. The pellet plants are located in the Ponta Ubu unit, in Anchieta, Espírito Santo. In April 2011, our Board of Directors approved the construction of a fourth pellet plant with capacity of 8.3 Mtpy, increasing Samarco's iron ore pellet capacity to 30.5 Mtpy.

             The Zhuhai YPM pellet plant, in China, is part of the Yueyufeng Steelmaking Complex. It has port facilities, which we use to receive feed from our mines in Brazil. Zhuhai YPM's main customer is Zhuhai Yueyufeng Iron & Steel ("YYF"), which is also located in the Yueyufeng Steelmaking Complex. We also own a 25.0% interest in Anyang, which is a pelletizing operation in China with the capacity to produce 1.2 Mtpy that started production in March 2011.

             We sell pellet feed to our pelletizing joint ventures at market prices. Historically, we have supplied all of the iron ore requirements of our wholly owned production pellet plants and joint ventures, except for Samarco, Zhuhai YPM and Anyang, to which we supply only part of their requirements. Of our total 2011 pellet production, 71.2% was blast furnace pellets and 28.8% was direct reduction pellets, which are used in steel mills that employ the direct reduction process rather than blast furnace technology.

             We sell iron ore to our pelletizing joint ventures. In 2011, we sold 4.5 million metric tons to Hispanobras, 12.0 million metric tons to Samarco and 1.2 million metric tons to Zhuhai YPM.

    1.2.2 Production

             The following table sets forth information about our main iron ore pellet production.

	Production for the year ended December 31,
Company	2009	2010	2011
	(million metric tons)
Vale(1)	15.3	36.3	39.0
Hispanobras(2)	0.6	1.9	2.1
Samarco(2)	8.0	10.8	10.7
Zhuhai YPM(2)	0.3	0.3	0.3
Anyang(2)	–	–	0.2

Total	24.2	49.3	52.3

(1)
Figure includes actual production, including production from the four pellet plants we leased in 2008. We signed a 10-year operating lease contract for Itabrasco's pellet plant in October 2008. We signed a five-year operating lease contract for Kobrasco's pellet plant in June 2008. We signed a 30-year operating lease contract for Nibrasco's two pellet plants in May 2008.
(2)
Production figures for Hispanobras, Samarco, Zhuhai YPM and Anyang have been adjusted to reflect our ownership interest.

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

             In 2011, China accounted for 44.1% of our iron ore and iron ore pellet shipments, and Asia as a whole accounted for 62.4%. Europe accounted for 18.9%, followed by Brazil with 13.4%. Our 10 largest customers collectively purchased 131.7 million metric tons of iron ore and iron ore pellets from us, representing 44.0% of our 2011 iron ore and iron ore pellet shipments and 46.0% of our total iron ore and iron ore pellet revenues. In 2011, no individual customer accounted for more than 10.0% of our iron ore and iron ore pellet shipments.

             In 2011, the Asian market (mainly Japan, South Korea and Taiwan) and the European market were the primary markets for our blast furnace pellets, while North America, the Middle East and North Africa were the primary markets for our direct reduction pellets.

             We strongly emphasize customer service in order to improve our competitiveness. We work with our customers to understand their main objectives and to provide them with iron ore solutions to meet specific customer needs. Using our expertise in mining, agglomeration and iron-making processes, we search for technical solutions that will balance the best use of our world-class mining assets and the satisfaction of our customers. We believe that our ability to provide customers with a total iron ore solution and the quality of our products are both very important advantages helping us to improve our competitiveness in relation to competitors who may be more conveniently located geographically. In addition to offering technical assistance to our customers, we operate sales support offices in Tokyo (Japan), Seoul (South Korea), Singapore, Dubai (UAE) and Shanghai (China), which support the sales made by our wholly owned subsidiary Vale International, located in St. Prex, Switzerland. These offices also allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries.

    1.3.2 Competition

             The global iron ore and iron ore pellet markets are highly competitive. The main factors affecting competition are price, quality and range of products offered, reliability, operating costs and shipping costs.

             Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton plc ("BHP Billiton") and Rio Tinto Ltd ("Rio Tinto"). Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia's geographical proximity, we are competitive in the Asian market for two main reasons. First, steel companies generally seek to obtain the types (or blends) of iron ore and iron ore pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, in addition to its high grade, the alumina grade of our iron ore is very low compared to Australian ores, reducing consumption of coke and increasing productivity in blast furnaces, which is particularly important during periods of high demand. When market demand is very strong, our quality differential is in many cases more valuable to customers than a freight differential. Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and iron ore pellets. We have a customer-oriented marketing policy and place specialized personnel in direct contact with our customers to help determine the blend that best suits each particular customer.

             In terms of reliability, our ownership and operation of logistics facilities in the Northern and Southeastern Systems help us ensure that our products are delivered on time and at a relatively low cost. In addition, we continue to develop a low-cost freight portfolio, aimed at enhancing our ability to offer our products in the Asian market at competitive prices and to increase our market share. To support this strategy, we ordered new ships, purchased used vessels and entered into medium- and long-term freight contracts.

             Our principal competitors in Europe are Kumba Iron Ore Limited, Luossavaara Kiirunavaara AB ("LKAB"), Société Nationale Industrielle et Minière ("SNIM") and Iron Ore Company of Canada ("IOC"), a subsidiary of Rio Tinto. We are competitive in the European market not only for the same reasons we are competitive in Asia, but also due to the proximity of our port facilities to European customers.

             The Brazilian iron ore market is also competitive. There are several small iron ore producers and new companies with developing projects, such as Anglo Ferrous Brazil, MMX, Ferrous Resources and Bahia Mineração. Some steel companies, including Gerdau S.A. ("Gerdau"), Companhia Siderúrgica Nacional ("CSN"), V&M do Brasil S.A. ("Mannesmann"), Usiminas and Arcelor Mittal, also have iron ore mining operations. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in the Brazilian market.

             The demand for iron ore is seasonally stronger in the months of December, March and April. Demand also tends to be moderately weaker in the first half of each year relative to the second half.

             With respect to pellets, our major competitors are LKAB, Cliffs Natural Resources Inc., Arcelor Mittal Mines Canada (formerly Quebec Cartier Mining Co.), IOC and Gulf Industrial Investment Co.

    1.4 Manganese ore

             We conduct our manganese mining operations in Brazil through our wholly owned subsidiaries Vale Manganês S.A. ("Vale Manganês"), Vale Mina do Azul S.A. ("Vale Mina do Azul") and MCR.

		Our share of capital
Company	Location	Voting	Total
		(%)
	Brazil:
Vale Manganês	Minas Gerais	100.0	100.0
MCR	Mato Grosso do Sul	100.0	100.0
Vale Mina do Azul(1)	Pará	100.0	100.0

(1)
In August 2011, we organized Vale Mina do Azul, an entity 100% owned by Vale, to operate our manganese mine in the Brazilian state of Pará. Before that, Mina do Azul mine was operated by Vale Manganês.

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

             We operate on-site beneficiation plants at our Azul mine and at the Urucum mines, which are accessible by road. The Azul and Urucum mines have high-grade ores (at least 40% manganese grade), while our Morro da Mina mine has low-grade ores (24% manganese grade). All of these mines obtain electrical power at market prices from regional electric utilities. The following table sets forth information about our manganese production.

		Production for the year ended December 31,
					Recovery rate
Mine	Type	2009	2010	2011
		(million metric tons)			(%)
Azul	Open pit	1.4	1.6	2.1	66.6
Morro da Mina	Open pit	0.1	0.1	0.1	88.0
Urucum	Underground	0.2	0.2	0.3	80.4

Total		1.7	1.8	2.5

    1.5 Ferroalloys

             The following table sets forth the subsidiaries through which we conduct our ferroalloys business.

		Our share of capital
Company	Location	Voting	Total
		(%)
Vale Manganês	Minas Gerais and Bahia, Brazil	100.0	100.0
Vale Manganèse France SAS	Dunkerque, France	100.0	100.0
Vale Manganese Norway AS	Mo I Rana, Norway	100.0	100.0

             We produce several types of manganese ferroalloys, such as high carbon and medium carbon ferro-manganese and ferro-silicon manganese. Our facilities have total nominal capacity of 651,000 metric tons per year. The production of ferroalloys consumes significant amounts of electricity, representing 11.7% of our total consumption in 2011. The electricity supply for our ferroalloy plant in the Brazilian states of Minas

Gerais and Bahia and Mo I Rana, Norway are provided through long-term contracts. For information on the risks associated with potential energy shortages, see Risk factors.

             The following table sets forth information about our ferroalloys production.

	Production for the year ended December 31,
Company	2009	2010	2011
	(thousand metric tons)
Vale Manganês(1)	99	207	204
Vale Manganèse France SAS(2)	45	138	131
Vale Manganese Norway AS	79	106	101

Total	223	451	436

(1)
Vale Manganês has three plants in Brazil: Barbacena and Ouro Preto in the state of Minas Gerais and Simões Filho in the state of Bahia.
(2)
Vale Manganèse France SAS shut down its only furnace in August 2008 due to technical problems, resuming production in September 2009.

    1.6 Manganese ore and ferroalloys: sales and competition

             The markets for manganese ore and ferroalloys are highly competitive. Competition in the manganese ore market takes place in two segments. High-grade manganese ore competes on a global seaborne basis, while low-grade ore competes on a regional basis. For some ferroalloys, high-grade ore is mandatory, while for others high- and low-grade ores are complementary. The main suppliers of high-grade ores are located in South Africa, Gabon, Australia and Brazil. The main producers of low-grade ores are located in the Ukraine, China, Ghana, Kazakhstan, India and Mexico.

             The ferroalloy market is characterized by a large number of participants who compete primarily on the basis of price. The principal competitive factors in this market are the costs of manganese ore, electricity, logistics and reductants. We compete both with stand-alone producers and integrated producers that also mine their own ore. Our competitors are located principally in countries that produce manganese ore or steel. For further information about demand and prices, see Operating and financial review and prospects—Demand and prices.

    1.7 Coal

    1.7.1 Operations

             We produce metallurgical and thermal coal through our subsidiaries Vale Moçambique, which operates Moatize, and Vale Australia, which operates coal assets in Australia through wholly owned companies and unincorporated joint ventures, and thermal coal through our subsidiary Vale Colombia.

             We also have a minority interest in two Chinese companies, Henan Longyu Energy Resources Co., Ltd. ("Longyu") and Shandong Yankuang International Coking Company Ltd. ("Yankuang"), as set forth in the following table.

Company	Business	Location	Our share of capital	Partners
			(%)
Vale Australia		Australia:
Integra Coal	Metallurgical and thermal coal	Hunter Valley, New South Wales	61.2	Nippon Steel ("NSC"), JFE Group ("JFE"), Posco, Toyota Tsusho Austrália, Chubu Electric Power Co. Ltd
Carborough Downs	Metallurgical coal	Bowen Basin, Queensland	85.0	JFE, Posco, Tata Steel
Isaac Plains	Metallurgical and thermal coal	Bowen Basin, Queensland	50.0	IP Coal Pty Ltd (a 100% owned subsidiary of Aquila Resources Limited)(1)
Broadlea	Metallurgical and thermal coal	Bowen Basin, Queensland	100.0	–
Vale Colombia
El Hatillo	Thermal coal	Colombia	100.0	–
Longyu	Coal and other related products	Henan Province, China	25.0	Yongmei Group Co., Ltd. (former Yongcheng Coal & Electricity (Group) Co. Ltd.), Shanghai Baosteel International Economic & Trading Co., Ltd. and other minority shareholders
Yankuang	Metallurgical coke and methanol	Shandong Province, China	25.0	Yankuang Group Co. Limited, Itochu Corporation
Vale Moçambique
Moatize	Metallurgical and thermal coal	Tete, Mozambique	95.0	Empresa Moçambicana de Exploração Mineira, S.A. ("EMEM")

(1)
Aquila Resources Limited has announced the sale, through IP Coal Pty Ltd, to Sumitomo Corporation of its joint venture interest in Isaac Plains, which is subject to our preferential rights to purchase within 60 days of receiving a notice of offer from IP Coal Pty Ltd.

             Integra Coal Operations (underground and open-cut).    The Integra Coal Operations are located 10 kilometers northwest of Singleton in the Hunter Valley of New South Wales, Australia. The operations are comprised of an underground coal mine that produces coal by longwall methods and an open-cut mine. Coal from the mines is processed at a coal handling and processing plant ("CHPP") with a capacity of 1,200 metric tons per hour, loaded onto trains at a purpose-built rail loadout facility for transport to the port of Newcastle, New South Wales, Australia.

             Carborough Downs.    Carborough Downs is located in the Central Bowen Basin in central Queensland, Australia, 15 kilometers east of the township of Moranbah and 180 kilometers southwest of the coastal city of Mackay. Carborough Downs mining leases overlie the Rangal Coal Measures of the Bowen Basin with the economic seams of Leichardt and Vermont. Both seams have coking properties and can be beneficiated to produce coking coal and pulverized coal injection ("PCI") products. The Leichardt seam is currently our main target for development and constitutes 100% of the current reserve and resource base. Carborough Downs coal is processed at the Carborough Downs CHPP, which is capable of processing 1,000 metric tons per hour, and which operates seven days per week. The product is loaded onto trains at a rail loadout facility and transported 172 kilometers to the Dalrymple Bay Coal Terminal, Queensland, Australia.

             Isaac Plains.    The Isaac Plains open-cut mine is located close to Carborough Downs in central Queensland. The mine is managed by Isaac Plains Coal Management on behalf of the joint venture parties. The coal is classified as a medium volatile bituminous coal with low sulfur content. Coal is processed at the Isaac Plains CHPP and railed 180 kilometers to the Dalrymple Bay Coal Terminal.

             El Hatillo.    The El Hatillo coal mine in Colombia is located in the central portion of the Cesar Department, 210 kilometers southeast of Santa Marta. The concession area is adjacent to the town of La Loma and encompasses an area of 9,693 hectares. El Hatillo is mined with truck-and-shovel methodology and uses crushing and screening to produce a thermal coal product that is loaded onto trains at a dedicated rail loading facility for transport to the port of SPRC. Most of the thermal coal product is exported to Europe and United States.

             Moatize.    Moatize is an open-cut mine located in the province of Tete, Mozambique. It started operations in August 2011 and is expected to reach full capacity in 2015 with a nominal production capacity of 11 Mtpy, comprising 8.5 Mtpy of metallurgical coal and 2.5 Mtpy of thermal coal. The coal production is being transported by the Linha do Sena railway to the Port of Beira. Currently, Moatize's main branded product is the Chipanga prime hard coking coal while a regular hard coking coal product is still being studied.

    1.7.2 Production

             The following table sets forth information on our coal production.

		Production for the year ended December 31,
Operation	Mine type	2009	2010	2011
		(thousand metric tons)
Thermal coal:
Vale Colombia
El Hatillo(1)	Open-cut	1,143	2,991	3,565
Vale Australia
Integra Coal(2)	Open-cut	702	305	325
Isaac Plains(3)	Open-cut	551	371	274
Broadlea(4)	Open-cut	497	165	0
Vale Moçambique
Moatize(5)	Open-cut	–	–	342

Total thermal coal		2,892	3,832	4,506

Metallurgical coal:
Vale Australia
Integra Coal(3)	Underground and open-cut	1,184	1,151	467
Isaac Plains(3)	Open-cut	487	590	635
Carborough Downs(6)	Underground	604	1,216	1,390
Broadlea	Open-cut	252	101	0
Vale Moçambique
Moatize(5)	Open-cut	–	–	275

Total metallurgical coal		2,527	3,057	2,766

(1)
We acquired El Hatillo in the first quarter of 2009. Figures for 2009 include production from April to December only.
(2)
These figures correspond to our 61.2% equity interest in Integra Coal, an unincorporated joint venture.
(3)
These figures correspond to our 50.0% equity interest in Isaac Plains, an unincorporated joint venture.
(4)
Broadlea Coal is in care and maintenance since December 2009. The washing of the ROM stockpiles was finalized in June 2010.
(5)
Moatize started production in August 2011.
(6)
These figures correspond to our 85.0% equity interest in Carborough Downs, an unincorporated joint venture.

             Longyu produces coal and other related products. Yankuang, a metallurgical coke plant, has production capacity of 2.0 Mtpy of coke and 200,000 metric tons per year of methanol.

    1.7.3 Customers and sales

             The coal sales from our Australian operations are primarily focused on East Asia. In 2011, our Chinese coal joint ventures directed their sales mainly to the Chinese domestic market. The coal sales from our Colombian operations are primarily destined for Europe and Central and South America. The coal sales from our Mozambican operations will be directed to the main seaborne coal markets, including East Asia, the Americas, Europe and India.

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

             Major participants in the coal seaborne market are subsidiaries and affiliates of Xstrata plc ("Xstrata"), BHP Billiton, PT Bumi Resources Tbk., Anglo Coal, Drummond Company, Inc., Rio Tinto, Teck Cominco, Peabody and the Shenhua Group, among others.

2.    Base metals

    2.1 Nickel

    2.1.1 Operations

             We conduct our nickel operations primarily through our wholly owned subsidiary Vale Canada, which operates two nickel production systems, one in the North Atlantic and the other in the Asia Pacific. In March

2011, we began production of nickel at the Onça Puma project in the Brazilian state of Pará. Our nickel operations are set forth in the following table.

System	Company	Location	Operations	Our share of capital (%)	Partners
North Atlantic	Vale Canada	Canada — Sudbury, Ontario	Fully integrated mines, mill, smelter and refinery (producer of intermediates and finished nickel and by-products)	100.0	–
	Vale Canada	Canada — Thompson, Manitoba	Fully integrated mines, mill, smelter and refinery (producer of finished nickel and by-products)	100.0	–
	Vale Newfoundland & Labrador Limited	Canada — Voisey's Bay, Newfoundland and Labrador	Mine and mill (producer of nickel and copper concentrates)	100.0	–
	Vale Europe Limited	U.K. — Clydach, Wales	Stand-alone nickel refinery (producer of finished nickel)	100.0	–
Asia Pacific	PT Vale Indonesia Tbk (previously PT International Nickel Indonesia Tbk)	Indonesia — Sorowako, Sulawesi	Mining and processing operations (producer of nickel matte, an intermediate product)	59.2	Sumitomo Metal Mining Co., Ltd, others
	Vale Nouvelle-Calédonie S.A.S	New Caledonia — Southern Province	Mining and processing operations (producer of nickel oxide and cobalt carbonate)	74.0	Sumic Nickel Netherlands B.V., Société de Participation Minière du Sud Caledonien SAS
	Vale Japan Limited	Japan — Matsuzaka	Stand-alone nickel refinery (producer of intermediate and finished nickel)	87.2	Sumitomo Metal Mining Co., Ltd
	Taiwan Nickel Refining Corporation	Taiwan — Kaoshiung	Stand-alone nickel refinery (producer of finished nickel)	93.7	Approx. 25 investors
	Vale Nickel (Dalian) Co. Ltd	China — Dalian, Liaoning	Stand-alone nickel refinery (producer of finished nickel)	98.3	Ningbo Sunhu Chem. Products Co., Ltd.
	Korea Nickel Corporation	South Korea—Onsan	Stand-alone nickel refinery (producer of finished nickel)	25.0	Korea Zinc Co., Ltd, Posteel Co., Ltd, Young Poong Co., Ltd., others
South Atlantic	Vale	Brazil — Ourilândia do Norte, Pará	Mining and processing operations (producer of ferro-nickel)	100.0	–

    North Atlantic

    Sudbury operations

             Our long-established mines in Sudbury, Ontario, are primarily underground operations with nickel sulfide ore bodies. These ore bodies also contain co-deposits of copper, cobalt, PGMs, gold and silver. We have integrated mining, milling, smelting and refining operations to process ore into finished nickel at Sudbury. We also smelt and refine nickel concentrates from our Voisey's Bay operations. We ship a nickel intermediate product, nickel oxide, from our Sudbury smelter to our nickel refineries in Wales, Taiwan, China and South Korea for processing into finished nickel. In 2011, we produced 16% of the electric energy consumed in Sudbury at our hydroelectric power plants there. The remaining electricity was purchased from Ontario's provincial electricity grid.

             In February 2011, we shut down one furnace at our Sudbury smelter due to an operational problem. The furnace was restarted in late June 2011. The furnace stoppage resulted in a negative impact of approximately 16,700 metric tons of production of nickel and 17,300 metric tons of copper.

    Thompson operations

             Our long-established mines in Thompson, Manitoba, are primarily underground operations with nickel sulfide ore bodies. The ore bodies also contain co-deposits of copper and cobalt. We currently have integrated mining, milling, smelting and refining operations to process ore into finished nickel at Thompson. We also smelt and refine an intermediate product, nickel concentrate, from our Voisey's Bay operations. Low-cost energy is available from purchased hydroelectric power at our Thompson operations.

             We are transitioning our Thompson operations to a mining and milling business, and phasing out smelting and refining by 2015. This enables us to better align processing capacity with mineral reserves while meeting our environmental commitments. The current mineral reserves in Thompson are not sufficient to sustain the operation of the smelter and refinery at full capacity over the long term and do not support the investment of the significant capital that would be required under new pending federal sulfur dioxide emission standards that are expected to come into effect in 2015.

    Voisey's Bay operations

             Our Voisey's Bay operation in Newfoundland and Labrador is comprised of the Ovoid mine, an open-pit mine, and deposits with the potential for underground operations at a later stage. We mine nickel sulfide ore bodies, which also contain deposits of copper and cobalt. Until 2013, we will mill Voisey's Bay ore on site and ship it as an intermediate product (nickel concentrates) primarily to our Sudbury and Thompson operations for final processing (smelting and refining), while copper concentrate produced is sold in the market. Beyond 2013, the nickel concentrates will be shipped to our hydrometallurgical plant being constructed at the Long Harbour site to produce finished nickel, while the copper concentrate will continue to be produced at Voisey's Bay and sold in the market. The electricity requirements of our Voisey's Bay operations are supplied through diesel generators.

    Clydach operations

             Clydach is a stand-alone nickel refinery in Wales, U.K., that processes a nickel intermediate product, nickel oxide, supplied from our Sudbury operations to produce finished nickel in the form of powders and pellets.

    Asia Pacific

    Sulawesi operations

             Our subsidiary PTVI operates an open cast mining area and related processing facility in Sorowako on the Island of Sulawesi, Indonesia. PTVI mines nickel saprolitic laterite ore and produces nickel matte, which is shipped primarily to our nickel refinery in Japan. Pursuant to life-of-mine off-take agreements, PTVI sells 80% of its production to our wholly owned subsidiary Vale Canada and 20% of its production to Sumitomo Metal Mining Co., Ltd. ("Sumitomo"). PTVI is a public company whose shares are traded on the Indonesia Stock Exchange. We hold 59.2% of its share capital, Sumitomo holds 20.3%, and 20.5% is publicly held.

             Energy costs are a significant component of our nickel production costs for the processing of lateritic saprolitic ores at our PTVI operations in Indonesia. A major part of the electric furnace power requirements of PTVI is supplied at low cost by its three hydroelectric power plants on the Larona River: Larona, Balambano and Karebbe. PTVI has thermal generating facilities in order to supplement its hydroelectric power supply with a source of energy that is not subject to hydrological factors. In 2011, the hydroelectric power plants provided 93% of the electric energy consumed at our Indonesian operations, with the thermal generators providing the remainder.

    Asian refinery operations

             Our 87.2%-owned subsidiary Vale Japan Limited ("Vale Japan") operates a refinery in Matsuzaka, Japan, which produces intermediate and finished nickel products, primarily using nickel matte sourced from PTVI. Vale Japan is a privately-owned company controlled by Vale, with the minority interest held by Sumitomo (12.8%).

             We also operate or have investments in nickel refining operations in Taiwan through our 93.7% stake in Taiwan Nickel Refining Corporation ("TNRC"), in China through our 98.3% interest in Vale Nickel (Dalian) Co. Ltd. ("VNDC") and in South Korea through our 25.0% stake in Korea Nickel Corporation ("KNC"). TNRC, VNDC and KNC produce finished nickel for the local stainless steel industry in Taiwan, China and South Korea, respectively, primarily using intermediate products containing about 75% nickel (in the form of nickel oxide) from our Matsuzaka Japan and Sudbury operations.

    New Caledonian operations

             We are ramping up our Vale Nouvelle-Calédonie S.A.S ("VNC") nickel operation in New Caledonia in the South Pacific. VNC utilizes a High Pressure Acid Leach ("HPAL") process to treat limonitic laterite and saprolitic laterite ores. We expect to ramp up VNC over a four-year period to reach nominal production capacity of 60,000 metric tons per year of nickel contained in nickel oxide and 4,600 metric tons of cobalt, once nickel oxide production starts. In order to accelerate cash generation, the resulting nickel and cobalt solution from HPAL is currently sold to customers as an intermediate product, nickel hydroxide cake ("NHC"). We hold 74% of the share capital of VNC, Sumic Nickel Netherlands B.V. ("Sumic") (a joint venture between Sumitomo and Mitsui) holds 21% and Société de Participation Minière du Sud Calédonien SAS holds 5%. Sumic has a put option to sell us 25%, 50%, or 100% of its shares, at a price based on the lower of the book value or the market value of the shares, and we are currently in discussions with Sumic concerning its continued participation in VNC.

    South Atlantic

             We are continuing to ramp up the Onça Puma project in Ourilândia do Norte, in the Brazilian state of Pará. The Onça Puma mine is built on lateritic nickel deposits of saprolitic laterite ore, and is expected to reach a nominal capacity of 53,000 metric tons per year of nickel contained in ferro-nickel, its final product.

    2.1.2 Production

             The following table sets forth our annual mine production by operating mine (or on an aggregate basis for PTVI because it has mining areas rather than mines) and the average percentage grades of nickel and copper. The mine production at PTVI represents the product from PTVI's dryer kilns delivered to PTVI's smelting operations and does not include nickel losses due to smelting. For our Sudbury, Thompson and Voisey's Bay operations, the production and average grades represent the mine product delivered to those operations' respective processing plants and do not include adjustments due to beneficiation, smelting or refining. The following table sets forth information about ore production at our nickel mining sites.

	2009			2010			2011
	(thousands of metric tons, except percentages)
		Grade			Grade			Grade
	Production	% Copper	% Nickel	Production	% Copper	% Nickel	Production	% Copper	% Nickel
Ontario operating mines
Copper Cliff North	524	0.96	1.06	326	1.13	1.13	892	1.15	1.03
Copper Cliff South(1)	78	1.45	1.40	–	–	–	–	–	–
Creighton	395	1.57	1.82	426	2.65	3.10	991	1.72	2.22
Stobie	1,198	0.64	0.72	775	0.59	0.69	1,568	0.61	0.74
Garson	328	1.93	1.45	246	2.16	1.60	640	1.78	2.08
Coleman	624	3.28	1.64	786	2.74	1.73	1,363	3.02	1.77
Ellen	–	–	–	86	0.56	0.75	131	0.45	0.90
Totten	–	–	–	16	2.54	1.74	28	1.01	0.97

Total Ontario operations	3,145	1.49%	1.19%	2,660	1.78%	1.53%	5,612	1.61%	1.45%

Manitoba operating mines
Thompson	1,270	–	1.98	1,325	–	1.83	1,182	–	1.76
Birchtree	769	–	1.48	832	–	1.41	721	–	1.36

Total Manitoba operations	2,040	–	1.79%	2,158	–	1.67%	1,903	–	1.61%

Voisey's Bay operating mines
Ovoid	990	2.57	3.20	1,510	2.44	3.20	2,366	2.39	3.38

Total Voisey's Bay operations	990	2.57%	3.20%	1,510	2.44%	3.20%	2,366	2.39	3.38%

Sulawesi operating mining areas
Sorowako	3,598	–	2.02	4,176	–	2.00	3,848	–	1.95

Total Sulawesi operations	3,598	–	2.02%	4,176	–	2.00%	3,848	–	1.95%

New Caledonia operating mines
VNC	–	–	–	326	–	1.31	1,043	–	1.29

Total New Caledonia Operations	–	–	–	326	–	1.31%	1,043	–	1.29%

Brazil operating mines
Onça Puma	–	–	–	1,259	–	1.93	1,466	–	1.86

Total Brazil operations	–	–	–	1,259	–	1.93%	1,466	–	1.86%

(1)    This mine has been closed indefinitely since January 2009.

             The following table sets forth information about our nickel production, including: (i) nickel refined through our facilities, (ii) nickel further refined into specialty products and (iii) intermediates designated for sale. The numbers below are reported on an ore-source basis.

		Production for the year ended December 31,
Mine	Type	2009	2010	2011
		(thousand metric tons)
Sudbury(1)	Underground	43.6	22.4	59.7
Thompson(1)	Underground	28.8	29.8	25.0
Voisey's Bay(2)	Open pit	39.7	42.3	68.9
Sorowako(3)	Open cast	68.8	78.4	67.8
Onça Puma(4)	Open pit	–	–	7.0
New Caledonia(5)	Open pit	–	–	5.1
External(6)	–	5.8	5.9	8.0

Total(7)		186.7	178.7	241.5

(1)
Primary nickel production only (i.e., does not include secondary nickel from unrelated parties).
(2)
Includes finished nickel produced at our Sudbury and Thompson operations, as well as some finished nickel produced by unrelated parties under toll-smelting and toll-refining arrangements.
(3)
We have a 59.2% interest in PTVI, which owns the Sorowako mines, and these figures include the minority interests.
(4)
Primary production only. Nickel contained in ferro-nickel.
(5)
Primary production only and adjusted for the payable nickel amount. Nickel contained in NHC.
(6)
Finished nickel processed at our facilities using feeds purchased from unrelated parties.
(7)
Excludes finished nickel produced under toll-smelting and refining arrangements covering purchased intermediates with unrelated parties. Unrelated-party tolling of purchased intermediates was 5.2 thousand metric tons in 2009, none in 2010 and none in 2011.

    2.1.3 Customers and sales

             Our nickel customers are broadly distributed on a global basis. In 2011, 53% of our total nickel sales were delivered to customers in Asia, 27% to North America, 17% to Europe and 3% to other markets. We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts generally provide stable demand for a significant portion of our annual production.

             Nickel is an exchange-traded metal, listed on the LME, and most nickel products are priced according to a discount or premium to the LME price, depending primarily on the nickel product's physical and technical characteristics. Our finished nickel products represent what is known in the industry as "primary" nickel, meaning nickel produced principally from nickel ores (as opposed to "secondary" nickel, which is recovered from recycled nickel-containing material). Finished primary nickel products are distinguishable in terms of the following characteristics, which determine the product price level and the suitability for various end-use applications:

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

    •
    size.

             In 2011, the principal end-use applications for nickel were:

    •
    austenitic stainless steel (64% of global nickel consumption);

    •
    non-ferrous alloys, alloy steels and foundry applications (19% of global nickel consumption);

    •
    nickel plating (9% of global nickel consumption); and

    •
    specialty applications, such as batteries, chemicals and powder metallurgy (9% of global nickel consumption).

             In 2011, 66% of our refined nickel sales were made which into non-stainless steel applications, compared to the industry average for primary nickel producers of 36%, which brings more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

             We offer sales and technical support to our customers on a global basis. We have a well-established global marketing network for finished nickel, based at our head office in Toronto, Canada. We also have sales and technical support offices in St. Prex (Switzerland), Saddle Brook, New Jersey (United States), Tokyo (Japan), Shanghai (China), Singapore, Kaohsiung (Taiwan), Bangkok (Thailand) and Bridgetown (Barbados). For information about demand and prices, see below Operating and financial review and prospects—Demand and prices.

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

             Our nickel deliveries represented 16% of global consumption for primary nickel in 2011. In addition to us, the largest suppliers in the nickel industry (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Mining and Metallurgical Company Norilsk Nickel, Jinchuan Nonferrous Metals Corporation, BHP Billiton and Xstrata. Together with us, these companies accounted for about 51% of global finished primary nickel production in 2011.

             While stainless steel production is a major driver of global nickel demand, stainless steel producers can use nickel products with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. In recent years, secondary nickel has accounted for about 43-48% of total nickel used for stainless steels, and primary nickel has accounted for about 52-57%. In 2006, a new primary nickel product entered the market, known as nickel pig iron. This low-grade nickel product made in China from imported lateritic ores (primarily from the Philippines and Indonesia) is primarily suitable for use in stainless steel production. With higher nickel prices and strong demand from the stainless steel industry, Chinese domestic production of nickel pig iron and low-grade ferro-nickel continues to expand. In 2011, Chinese nickel pig iron and ferro-nickel production is estimated to have been greater than 250,000 metric tons, representing 16% of world primary nickel supply.

             Competition in the nickel market is based primarily on quality, reliability of supply and price. We believe our operations are competitive in the nickel market because of the high quality of our nickel products and our relatively low production costs.

             There is no material seasonality in the demand for nickel, although demand for nickel has been slightly weaker in the third quarter.

    2.2  Copper

    2.2.1  Operations

             We conduct our copper operations at the parent-company level in Brazil and through our wholly owned subsidiaries in Canada and Chile.

		Our share of capital
Company	Location	Voting	Total	Partners
		(%)
Vale	Brazil	–	–	–
Vale Canada	Canada	100.0	100.0	–
Tres Valles	Chile	100.0	90.0	Compañia Minera Werenfried

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

    Canadian operations

             In Canada, we recover copper in conjunction with our nickel operations, principally at Sudbury and Voisey's Bay. At Sudbury, we produce two intermediate copper products, copper concentrates and copper anodes, and we also produce electrowon copper cathode as a by-product of our nickel refining operations. At Voisey's Bay, we produce copper concentrates.

    Chilean operations

             In Chile, we produce copper cathodes at the Tres Valles operation, located in Salamanca, in the Coquimbo region. The plant has an estimated annual production capacity of 18,500 metric tons of copper cathode (metal plate), and is our first industrial-scale cathode plant using a hydrometallurgical process. The Tres Valles operations include two copper oxide mines: Don Gabriel, an open-pit mine, and Papomono, an underground mine, as well as an SX-EW plant that produces copper cathodes.

    2.2.2  Production

             The following table sets forth information on our copper production.

		Production for the year ended December 31,
Mine	Type	2009	2010	2011
		(thousand metric tons)
Brazil:
Sossego	Open pit	117	117	109
Canada:
Sudbury	Underground	42	34	101
Voisey's Bay	Open pit	24	33	51
Thompson	Underground	1	1	1
External(1)	–	14	22	31
Chile:
Tres Valles	Open pit and underground	–	–	9

Total		198	207	302

(1)    We process copper at our facilities using feed purchased from unrelated parties.

    2.2.3  Customers and sales

             Copper concentrates from Sossego are sold under medium- and long-term contracts to copper smelters in South America, Europe and Asia. We have long-term off-take agreements to sell the entire production of copper concentrates from the first phase of the Salobo project to smelters. We have long-term copper supply agreements with Xstrata Copper Canada for the sale of copper anodes and most of the copper concentrates produced in Sudbury. Copper concentrates from Voisey's Bay are sold under medium-term contracts to customers in Europe. Electrowon copper from Sudbury is sold in North America under short-term sales agreements.

    2.2.4  Competition

             The global copper cathode market is highly competitive. Producers are integrated mining companies and custom smelters, covering all regions of the world, while consumers are principally wire rod and copper-alloy producers. Competition occurs mainly on a regional level and is based primarily on production costs, quality, reliability of supply and logistics costs. The world's largest copper cathode producers are Corporación Nacional del Cobre de Chile ("Codelco"), Aurubis AG, Freeport-McMoRan Copper & Gold Inc. ("Freeport-McMoRan"), Jiangxi Copper Corporation Ltd. and Xstrata, operating at the parent-company level or through subsidiaries. Our participation in the global copper cathode market is marginal.

             Copper concentrate and copper anode are intermediate products in the copper production chain. Both the concentrate and anode markets are competitive, having numerous producers but fewer participants and smaller volumes than in the copper cathode market due to high levels of integration by the major copper producers.

             In the copper concentrate market, the main producers are mining companies located in South America and Indonesia, while consumers are custom smelters located in Europe and Asia. Competition in the custom copper concentrate market occurs mainly on a global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are Freeport-McMoRan, Xstrata, BHP Billiton, Antofagasta plc and Anglo American plc, operating at the parent-company level or through subsidiaries. Our market share in 2011 was about 3.0% of the total custom copper concentrate market.

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

             There is no material seasonality in the demand for copper, although demand for copper is generally weaker throughout the second half of the year.

    2.3 Aluminum

             We hold a 22.0% interest in Hydro, a major aluminum producer, which we account for on the equity method. In the past, we engaged in bauxite mining, alumina refining and aluminum smelting through subsidiaries in Brazil, our interests in which we transferred to Hydro in February 2011. We still own minority interests in MRN and Paragominas, which are bauxite mining businesses located in Brazil, and which we also account for on the equity method. We will transfer our remaining interest in Paragominas to Hydro in two equal tranches in 2014 and 2016.

    2.4 PGMs and other precious metals

             As by-products of our Sudbury nickel operations in Canada, we recover significant quantities of PGMs, as well as small quantities of gold and silver. We also recover gold as a by-product of our operations at our Sossego copper mine in Carajás, in the Brazilian state of Pará. We operate a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products. We have a refinery in Acton, England, where we process our intermediate products, as well as feeds purchased from unrelated parties and toll-refined materials. In 2011, PGM concentrates from our Sudbury operations supplied about 54% of our PGM production, which also includes metals purchased from unrelated parties. Our base metals marketing department sells our own PGMs and other precious metals, as well as products from unrelated parties and toll-refined products, on a sales agency basis.

             The following table sets forth information on our precious metals production.

Mine(1)	Type	2009	2010	2011
		(thousand troy ounces)
Sudbury:
Platinum	Underground	103	35	174
Palladium	Underground	152	60	248
Gold	Underground	49	42	182
Sossego:
Gold	Open pit	98	102	90

(1)
Production figures exclude precious metals purchased from unrelated parties and toll-refined materials.

    2.5 Cobalt

             We recover significant quantities of cobalt as a by-product of our Canadian nickel operations. In 2011, we produced 1,469 metric tons of refined cobalt metal at our Port Colborne refinery and 594 metric tons of cobalt in a cobalt-based intermediate product at our Thompson nickel operations in Canada. Our remaining cobalt production consisted of 611 metric tons of cobalt contained in other intermediate products (such as nickel concentrates). We are increasing our production of cobalt as a by-product of our nickel production at the VNC operations in New Caledonia, which is currently ramping up. We sell cobalt on a global basis. Our cobalt metal, which is electro-refined at our Port Colborne refinery, has very high purity levels (99.8%). Cobalt metal is used in the production of various alloys, particularly for aerospace applications, as well as the manufacture of cobalt-based chemicals.

             The following table sets forth information on our cobalt production.

		Production for the year ended December 31,
Mine	Type	2009	2010	2011
		(metric tons)
Sudbury	Underground	359	302	593
Thompson	Underground	181	189	158
Voisey's Bay	Open pit	971	524	1,585
New Caledonia	Open pit	–	–	245
External(1)	–	64	51	93

Total		1,575	1,066	2,675

(1)
These figures do not include tolling of feeds purchased from unrelated parties.

3.    Fertilizer nutrients

    3.1 Phosphates

             We operate our phosphates business through subsidiaries and joint ventures, as set forth in the following table.

		Our share of capital
Company	Location	Voting	Total	Partners
		(%)
Vale Fertilizantes	Uberaba, Brazil	100.0%	100.0%	–
MVM Resources International, B.V.	Bayóvar, Peru	51.0%	40.0%	Mosaic, Mitsui & Co
Vale Cubatão.	Cubatão, Brazil	100.0%	100.0%	–

             Vale Fertilizantes is a producer of phosphate rock, phosphate fertilizers ("P") (e.g., monoammonium phosphate ("MAP"), dicalcium phosphate ("DCP"), triple superphosphate ("TSP") and single superphosphate ("SSP")) and nitrogen ("N") fertilizers (e.g., ammonium nitrate and urea). It is the largest producer of phosphate and nitrogen crop nutrients in Brazil. Vale Fertilizantes operates the following phosphate rock mines: Catalão, in the state of Goiás, and Tapira, Patos de Minas and Araxá, all in the state of Minas Gerais, and Cajati, in the state of São Paulo, in Brazil. In addition, Vale Fertilizantes has nine processing plants for the production of phosphate and nitrogen nutrients, located at Catalão, Goiás; Araxá and Uberaba, Minas Gerais; Guará, Cajati, and three plants in Cubatão, São Paulo; and Araucária, Paraná.

             Besides the phosphate and nitrogen operations of Vale Fertilizantes, since 2010 we have also operated the Bayóvar phosphate rock mine in Peru, which is expected to reach nominal capacity of 3.9 Mtpy by 2014. Bayóvar is a world-class resource with a low mining cost of phosphate rock production.

             The following table sets forth information about our phosphate rock production.

		Production for the year ended December 31,
Mine	Type	2010	2011
		(thousand metric tons)	(thousand metric tons)
Bayóvar	Open pit	791	2,544
Catalão	Open pit	626	947
Tapira	Open pit	2,068	2,011
Patos de Minas	Open pit	43	44
Araxá	Open pit	1,182	1,231
Cajati	Open pit	545	582

Total		5,255	7,359

             The following table sets forth information about our phosphate and nitrogen nutrients production.

	Production for the year ended December 31,
Product	2010	2011
	(thousand metric tons)	(thousand metric tons)
Monoammonium phosphate (MAP)	898	823
Triple superphosphate (TSP)	788	811
Single superphosphate (SSP)	2,239	2,638
Dicalcium phosphate (DCP)	491	580
Ammonia	508	619
Urea	511	628
Nitric acid	454	468
Ammonium nitrate	447	458

    3.2 Potash

             We conduct potash operations in Brazil at the parent-company level. We lease Taquari-Vassouras, the only potash mine in Brazil (in Rosario do Catete, in the state of Sergipe), from Petrobras—Petróleo Brasileiro S.A., the Brazilian state-owned oil company. The lease, signed in 1991, became effective in 1992 for an initial period of 25 years, and the parties have recently agreed upon an extension of the lease agreement for 30 more years. The following table sets forth information on our potash production.

		Production for the year ended December 31,
Mine	Type	2009	2010	2011	Recovery rate
		(thousand metric tons)			(%)
Taquari-Vassouras	Underground	717	662	625	85.7

    3.3 Customers and sales

             All potash sales from the Taquari-Vassouras mine are to the Brazilian market. In 2011, our production represented approximately 9% of total potash consumption in Brazil. We have a strong presence and long-standing relationships with the major players in Brazil, with more than 60% of our sales generated from four traditional customers.

             Our phosphate products are mainly sold to fertilizer blenders. In 2011, our production represented approximately 37% of total phosphate consumption in Brazil, with imports representing 35% of total supply. In the high-concentration segment, our production supplied more than 33% of total Brazilian consumption, with products like MAP and TSP. In the low-concentration phosphate nutrients segment, our production represented approximately 49% of total Brazilian consumption, with products like SSP and DCP.

    3.4 Competition

             Fertilizers have strong demand growth potential, which is anchored in market fundamentals similar to those underlying the global demand for minerals, metals and energy. Rapid per capita income growth in emerging economies causes diet changes towards an increasing consumption of proteins that ultimately contribute to boost fertilizer use. More recently, global output of biofuels has started to boom as they emerged as an alternative source of energy to reduce world reliance on sources of climate-changing greenhouse gases. Given that key inputs for the production of biofuels—sugar cane, corn, palm and soy beans—are intensive in the use of fertilizers, they are becoming another major driver of the global demand for crop nutrients.

             The industry is divided into three major nutrients: potash, phosphate and nitrogen. There are very limited resources of potash around the world, with Canada, Russia and Belarus being the most important sources. Due to the lack of mineral resources, the high level of investment and the long time required for a project to mature, it is unlikely that other regions will emerge as major potash producers over the next few years. In addition, the potash industry is highly concentrated, with the 10 major producers accounting for more than 94% of total world production capacity. While potash is a very scarce resource, phosphate is more available, but all major exporters are located in the northern region of Africa (Morocco, Algeria and Tunisia) and in the United States. The top five phosphate rock producers (China, Morocco, the United States, Russia and Tunisia) account for 76% of global production, of which roughly 9% is exported. However, higher value-added products such as MAP and DAP are usually traded instead of phosphate rock due to cost efficiency.

             Brazil is one of the largest agribusiness markets in the world due to its high production, exports and consumption of grains and biofuels. It is the fourth-largest consumer of fertilizers in the world and one of the largest importers of potash, phosphates, phosphoric acid and urea. Brazil imports 91% of its potash consumption, which amounted to 7.5 Mtpy of KCl (potassium chloride) in 2011, 44% higher than 2010, from Russian, Belarussian, Canadian and German producers, in descending order. In terms of global consumption, China, the United States, Brazil and India represent 59% of the total, with Brazil alone representing 13% of the total. Our project portfolios are highly competitive in terms of cost and logistics within these regions.

             Most phosphate rock concentrate is consumed locally by downstream integrated producers, with the seaborne market corresponding to 16% of total phosphate rock production. Major phosphate rock exporters are concentrated in North Africa, mainly through state-owned companies, with Moroccan OCP Group holding 37% of the total seaborne market. Brazil imports 19% of the total phosphate nutrients it needs through both phosphate fertilizer products and phosphate rock. The phosphate rock imports supply non-integrated producers of phosphate fertilizers products such as SSP, TSP and MAP.

             Nitrogen-based fertilizers are derived primarily from ammonia (NH3), which, in turn, is made from nitrogen present in the air and natural gas, making this an energy-intensive nutrient. Ammonia and urea are the main inputs for nitrogen-based fertilizers. Consumption of nitrogen-based fertilizers has a regional profile due to the high cost associated with transportation and storage of ammonia, which requires refrigerated and pressurized facilities. As a result, only 12% of the ammonia produced worldwide is traded. North America is the main importer, accounting for 35% of global trade. Main exporting regions are Central America, Russia, Eastern Europe and the Middle East.

4.    Infrastructure

    4.1 Logistics

             We have developed our logistics business based on the transportation needs of our mining operations and we also provide transportation services for other customers. We conduct our logistics businesses at the parent-company level and through subsidiaries and joint ventures, as set forth in the following table.

			Our share of capital
Company	Business	Location	Voting	Total	Partners
			(%)
Vale	Railroad (EFVM and EFC), port and maritime terminal operations	Brazil	100.0	100.0	–
FCA	Railroad operations	Brazil	100.0	99.9	–
FNS(1)	Railroad operations	Brazil	100.0	100.0	–
MRS	Railroad operations	Brazil	45.7	45.8	CSN, Usiminas and Gerdau
CPBS	Port and maritime terminal operations	Brazil	100.0	100.0	–
Log-In	Port and maritime terminal operations and intermodal logistics services	Brazil	31.3	31.3	Mitsui, public investors
PTVI	Port and maritime terminal operations	Indonesia	59.2	59.2	Sumitomo, public investors
SPRC	Port and maritime terminal operations	Colombia	100.0	100.0	–
FENOCO	Railroad operations	Colombia	8.4	8.4	Drummond, Glencore and Comercializadora Internacional Colombian Natural Resources I S.A.S.
Vale Logística Argentina	Port operations	Argentina	100.0	100.0	–
CEAR(2)	Railroad and maritime terminal operations	Mozambique	51.0	51.0	Portos e Caminhos de Ferro de Moçambique, P.E.
CDN(3)	Railroad and maritime terminal operations	Mozambique	51.0	51.0	Portos e Caminhos de Ferro de Moçambique, P.E.
Vale Logistics Limited	Railroad operations	Malawi	100.0	100.0	–
Transbarge Navigación	Paraná and Paraguay Waterway System (Convoys)	Paraguay	100.0	100.0	–

(1)
BNDESPAR holds debentures of FNS that, beginning in 2018, can be exchanged at its option for a number of FNS common shares representing a minority position in the company, as determined by a formula provided for in the instruments governing the debentures.
(2)
Vale controls its interest in CEAR through a 67% interest in SDCN.
(3)
Vale controls its interest in CDN through a 67% interest in SDCN.

    4.1.1 Railroads

    Brazil

             Vitória a Minas railroad ("EFVM").    The EFVM railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais to the Tubarão Port, in Vitória, in the Brazilian state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The EFVM railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located in this area and major agricultural regions are also accessible to it. The EFVM railroad has a daily capacity of 342,000 metric tons of iron ore. In 2011, the EFVM railroad carried a total of 69.3 billion ntk of iron ore and other cargo, of which 9.4 billion ntk, or 7.4%, consisted of cargo transported for customers, including iron ore for Brazilian customers. The EFVM railroad also carried 1.0 million passengers in 2011. In 2011, we had a fleet of 322 locomotives and 14,221 wagons at EFVM.

             Carajás railroad ("EFC").    We operate the EFC railroad under a 30-year renewable concession, which expires in 2027. EFC is located in the Northern System, beginning at our Carajás iron ore mines in the Brazilian state of Pará and extending 892 kilometers to our Ponta da Madeira maritime terminal complex facilities located near the Itaqui Port in the Brazilian state of Maranhão. Its main cargo is iron ore, principally carried for us. It has a daily capacity of 313,970 metric tons of iron ore. In 2011, the EFC railroad carried a total of 98.1 billion ntk of iron ore and other cargo, 2.8 billion ntk of which was cargo for customers, including iron ore for Brazilian customers. EFC also carried 352,928 passengers in 2011. EFC supports the largest capacity train in Latin America, which measures 3.4 kilometers, weighs 42,300 gross metric tons when loaded and has 330 cars. In 2011, EFC had a fleet of 234 locomotives and 14,261 wagons.

             Ferrovia Centro-Atlântica ("FCA").    Our subsidiary FCA operates the central-east regional railway network of the Brazilian national railway system under a 30-year renewable concession, which expires in 2026. The central east network has 8,023 kilometers of track extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro and Goiás and Brasília, the Federal District of Brazil. It connects with our EFVM railroad near the cities of Belo Horizonte, in the state of Minas Gerais and Vitória, in the state of Espírito Santo. FCA operates on the same track gauge as our EFVM railroad and provides access to the Santos Port in the state of São Paulo. In 2011, the FCA railroad transported a total of 10.7 billion ntk of cargo for customers. In 2011, FCA had a fleet of 481 locomotives and 12,413 wagons.

             Ferrovia Norte-Sul railroad ("FNS").    We have a 30-year renewable subconcession for the commercial operation of a 720-kilometer stretch of the FNS railroad in Brazil. Since 1989, we have operated a segment of the FNS, which connects to the EFC railroad, enabling access to the port of Itaqui, in São Luís, where our Ponta da Madeira maritime terminal is located. A 452-kilometer extension was concluded in December 2008. In 2011, the FNS railroad transported a total of 1.9 billion ntk of cargo for customers. This new railroad creates a new corridor for the transportation of general cargo, mainly for the export of soybeans, rice and corn produced in the center-northern region of Brazil. In 2011, FNS had a fleet of 6 locomotives and 375 wagons.

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

             MRS Logística S.A. ("MRS").    The MRS railroad is 1,643 kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. In 2011, the MRS railroad carried a total of 151.87 million metric tons of cargo, including 113.51 million metric tons of iron ore and other cargo from Vale.

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

    Africa

             Consistent with our decision to invest in the Nacala Corridor and following on our September 2010 acquisition of a 51.0% stake in SDCN, in June 2011, we acquired an additional 16% stake in SDCN for US$8 million, reaching a 67% total participation in the company at year end. In December 2011, we executed a concession agreement with the Republic of Malawi with respect to a 137-kilometer railroad to be built from Chikwawa to Nkaya Junction in Malawi. The SDCN acquisition and the concession in Malawi will allow the expansion of Moatize and facilitate the creation of a world-class logistics infrastructure to support our operations in Central and Eastern Africa. We will invest in the capacity expansion of the Nacala logistics corridor through the rehabilitation of the existing railroads in Mozambique and Malawi, respectively owned by Corredor de Desenvolvimento do Norte S.A. ("CDN") and Central East African Railway Company Limited ("CEAR"), each a 51%-owned subsidiary of SDCN, and through the construction of railway links from Moatize to a new deep water maritime terminal to be built in Nacala-à-Velha.

             We are currently studying the possible construction of an integrated railway-port system for transporting iron ore output from Simandou, in Guinea.

    4.1.2 Ports and maritime terminals

    Brazil

             We operate a port and six maritime terminals principally as a means to complete the delivery of our iron ore and iron ore pellets to bulk carrier vessels serving the seaborne market. See—Bulk materials—Iron ore pellets—Operations. We also use our port and terminals to handle customers' cargo. In 2011, 10% of the cargo handled by our port and terminals represented cargo handled for customers.

             Tubarão Port.    The Tubarão Port, which covers an area of 18 square kilometers, is located near the Vitória Port in the Brazilian state of Espírito Santo and contains four maritime terminals: (i) an iron ore maritime terminal, (ii) Praia Mole Terminal, (iii) Terminal de Produtos Diversos, and (iv) Terminal de Granéis Líquidos.

    •
    The iron ore maritime terminal has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 400,000 DWT at a time, limited at 20 meters draft plus tide. In Pier I there are two ship loaders, which can load up to a combined total of 26,700 metric tons per hour. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour. In 2011, 102.9 million metric tons of iron ore and iron ore pellets were shipped through the terminal for us. The iron ore maritime terminal has a stockyard capacity of 3.2 million metric tons.

    •
    Praia Mole terminal is principally a coal terminal and handled 10.9 million metric tons in 2011. See Additional information—Legal proceedings.

    •
    Terminal de Produtos Diversos handled 6.4 million metric tons of grains and fertilizers in 2011.

    •
    Terminal de Granéis Líquidos handled 1.0 million metric tons of bulk liquid in 2011.

             Ponta da Madeira maritime terminal.    The Ponta da Madeira maritime terminal is located near the Itaqui Port in the Brazilian state of Maranhão. The terminal facilities can accommodate four vessels. Pier I can accommodate vessels displacing up to 420,000 DWT. Pier II can accommodate vessels of up to 155,000 DWT. Pier I has a maximum loading rate of 16,000 tons per hour. Pier II has a maximum loading rate of 8,000 tons per hour. Pier III, which has two berths and three shiploaders, can accommodate vessels of up to 220,000 DWT at the south berths and 180,000 DWT at the north berths and has a maximum loading rate of 8,000 metric tons per hour in each shiploader. Cargo shipped through our Ponta da Madeira maritime terminal consists principally of our own iron ore production. Other cargo includes manganese ore, copper concentrate and pig iron produced by us and pig iron and soybeans for unrelated parties. In 2011, 100.5 million metric tons of iron ore were handled through the terminal. The Ponta da Madeira maritime terminal has a stockyard capacity of 6.2 million metric tons.

             Itaguaí maritime terminal—Cia. Portuária Baía de Sepetiba ("CPBS").    CPBS is a wholly owned subsidiary that operates the Itaguaí terminal, in the Sepetiba Port, in the Brazilian state of Rio de Janeiro. Itaguaí's maritime terminal has a pier that allows the loading of ships up to 18 meters of draft and up to 230,000 DWT. In 2011, the terminal uploaded 21.5 million metric tons of iron ore.

             Guaíba Island maritime terminal.    We operate a maritime terminal on Guaíba Island in the Sepetiba Bay, in the Brazilian state of Rio de Janeiro. The iron ore terminal has a pier that allows the loading of ships of up to 300,000 DWT. In 2011, the terminal uploaded 37.6 million metric tons of iron ore.

             Inácio Barbosa maritime terminal ("TMIB").    We operate the Inácio Barbosa maritime terminal, located in the Brazilian state of Sergipe. The terminal is owned by Petrobras. Vale and Petrobras entered into an agreement in December 2002, which allows Vale to operate this terminal for a period of 10 years. In 2011, 1.0 million metric tons of fuel and agricultural and steel products were shipped through TMIB.

             Santos maritime terminal ("TUF").    We operate a maritime terminal, through our subsidiary Vale Fertilizantes, in Santos, in the Brazilian state of São Paulo. The terminal has a pier that is equipped to receive ships of up to 67,000 DWT. In 2011, the terminal handled 2.6 million metric tons of ammonia and bulk solids, 21.4% higher than 2010. In July 2011, we signed an agreement to form a joint venture with Vale Fertilizantes to exploit the concession of TUF previously enjoyed by Vale Fertilizantes. Under the agreement, we will pay R$150 million (US$95 million) for the acquisition of 51% of the joint venture and will invest an additional R$432 million (US$274 million) to finance the investment program of TUF.

    Colombia

             Sociedad Portuaria Rio Cordoba ("SPRC").    SPRC is a seaport facility wholly owned by Vale and used to export coal from the El Hatillo operation, as well as other nearby mines. The port is located in Cienaga, on the Caribbean coast of Colombia, in the Magdalena Department, about 67 kilometers from Barranquilla and 31 kilometers from Santa Marta.

    Argentina

             Vale Logística Argentina S.A. ("Vale Logística Argentina") operates a terminal at the San Nicolas port located in the province of Buenos Aires, Argentina, where Vale Logística Argentina has a permit to use a stockyard of 20,000 square meters until October 2016 and an agreement with third parties for an extra stockyard of 27,000 square meters. We expect to handle 1.9 million metric tons of iron and manganese ore through this port in 2012, which will come from Corumbá, Brazil, through the Paraguay and Paraná rivers, for shipment to Asian and European markets. The loading rate of this port is 15,000 tons per day and the unloading rate is 11,000 tons per day.

    Indonesia

             PTVI owns and operates two ports in Indonesia to support its nickel mining activities.

    •
    The Balantang Special Port is located in Balantang Village, South Sulawesi, and has two types of piers, with total capacity of 6,000 DWT: a barge slip for barges with capacity of up to 4,000 DWT for dry bulk cargo and a general cargo wharf for vessels of up to 2,000 DWT.

    •
    The Harapan Tanjung Mangkasa Special Port is located in Harapan Tanjung Mangkasa Village, South Sulawesi, with mooring buoys that can accommodate vessels displacing up to 20,000 DWT, and a terminal that can accommodate fuel tanker vessels with capacity of up to 2,000 DWT, totaling capacity of 22,000 DWT.

    4.1.3 Shipping

             In addition to the iron ore seaborne shipping conducted to support our iron ore and pellets business (See—Bulk Materials—Iron Ore—Operations), and the shipping and loading in the Paraná and Paraguay waterway system conducted to support our bulk material operations, we also operate tug boat services.

             We continue to develop and operate a low-cost fleet of vessels, comprised of our own ships and ships hired pursuant to medium and long-term contracts, to support our bulk materials business. Over the last few years, we purchased 22 used capesize vessels. We have also placed orders with shipyards for the construction of 19 very large ore carriers ("VLOC") each with a capacity of 400,000 DWT and 4 additional capesize vessels, each with a capacity of 180,000 DWT. The first 4 very large ore carriers and the 4 capesize vessels were delivered in 2011. At the end of 2011, 30 of our own vessels were in operation, along with 22 used capesizes, 4 VLOC and 4 new capesizes of 180,000 DWT. In addition to our VLOCs, another 16 have been ordered for construction by third party ship owners to be chartered by Vale and dedicated to transport Vale's iron ore to its customers. We expect this service to enhance our ability to offer our iron ore products in the Asian market at competitive prices and to increase our market share in China and the global seaborne market. In 2011, we shipped 89.9 million metric tons of iron ore and pellets on a CFR basis, of which 82.4 million metric tons were shipped to China.

             In the Paraná and Paraguay waterway system, we transport iron ore and manganese ores through our wholly owned subsidiary Transbarge Navigación, which transported 1.7 million tons through the waterway system in 2011, and our wholly owned subsidiary Vale Logística Argentina, which loaded 1.5 million tons of ore at Saint Nicolas Port into ocean-going vessels in 2011. In 2010, we also purchased two new convoys (two pushers and 32 barges) that will begin operations in 2012.

             We operate a fleet of 28 tug boats in maritime terminals in Brazil, specifically in Vitória (in the state of Espírito Santo), Trombetas and Vila do Conde (in the state of Pará), São Luís (in the state of Maranhão), Mangaratiba (in the state of Rio de Janeiro) and Aracaju (in the state of Sergipe).

             We own 31.3% of Log-In, which conducts intermodal logistics services. Log-In offers port handling and container transportation services by sea as well as container storage. It operates owned and chartered ships for coastal shipping, a container terminal (Terminal Vila Velha—TVV) and multimodal terminals. In 2011, Log-In's coastal shipping service transported 153,350 twenty-foot equivalent units ("teus") and TVV handled 276,245 teus.

    4.2    Energy

    4.2.1 Electric power

             We have developed our energy assets based on the current and projected energy needs of our mining operations, with the goal of reducing our energy costs and minimizing the risk of energy shortages.

    Brazil

             Energy management and efficient supply in Brazil are priorities for us, given the uncertainties associated with changes in the regulatory environment, and the risk of rising electricity prices and electric energy shortages (as experienced in Brazil in the second half of 2001). We currently have nine hydroelectric power plants and four smaller hydroelectric power plants in operation. The hydroelectric power plants of Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I, Capim Branco II and Machadinho are located in the Southeastern and Southern regions. Vale's first hydroelectric power plant in the Northern region, Estreito, started generating power in March 2011. In addition, in June 2011, we acquired a 9% stake in NESA, the entity established to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará. In 2011, our installed capacity in Brazil was 981 MW. We use the electricity produced by these plants for our internal consumption needs. As a large consumer of electricity, we expect that investing in power projects will help us reduce costs and will protect us against energy supply and price volatility. However, we may experience delays in the construction of certain generation projects due to environmental and regulatory issues, which may lead to higher costs.

    Canada

             In 2011, our wholly owned and operated hydroelectric power plants in Sudbury generated 16% of the electricity requirements of our Sudbury operations. The power plants consist of five separate generation stations with an installed generator nameplate capacity of 56 MW. The output of the plants is limited by water availability, as well as by constraints imposed by a water management plan regulated by the provincial government of Ontario. Over the course of 2011, the power system operator distributed electrical energy at the rate of 179 MW to all surface plants and mines in the Sudbury area.

             In 2011, diesel generation provided 100% of the electric requirements of our Voisey's Bay operations. We have six diesel generators on-site, of which normally only four are in operation, producing 12 MW.

    Indonesia

             Energy costs are a significant component of our nickel production costs for the processing of lateritic saprolitic ores at PTVI operations in Indonesia. A major portion of PTVI's electric furnace power requirements are supplied at a low cost by its three hydroelectric power plants on the Larona River: (i) the Larona plant, which generates an average of 136 MW, (ii) the Balambano plant, which generates an average of 97 MW and (iii) the Karebbe plant, which recently came on stream with 90 MW of average generating capacity. The Karebbe plant helps reduce production costs by substituting oil used for power generation with hydroelectric power, reduce CO2 emissions by replacing non-renewable power generation, as well as enable us to increase our current nickel production capacity in Indonesia. PTVI has thermal generating facilities with 77 MW, which includes 53 MW from 23 Caterpillar diesel generators with capacity of 1 MW each and five Mirrlees Blackstone diesel generators with a capacity of 6 MW each, as well as a 24 MW high sulfur fuel oil burning steam turbine generator located in Sorowako.

    4.2.2 Oil and natural gas

             Since 2007, we have developed a hydrocarbon exploration portfolio in Brazilian onshore and offshore basins. We believe that natural gas will play an important role in the global energy matrix in the future, given its advantages of lower carbon emissions and greater flexibility with regard to power generation.

5.    Other investments

             We own a 50.0% stake in California Steel Industries, Inc. ("CSI"), a producer of flat-rolled steel and pipe products located in the United States. The remainder is owned by JFE Steel. CSI successfully concluded the commissioning of a second reheating furnace with state-of-the-art environmental technology at a cost of US$71.0 million, which increased CSI's annual production capacity to approximately 2.8 million metric tons of flat rolled steel and pipe.

             We have a 26.9% stake in the ThyssenKrupp Companhia Siderúrgica do Atlântico ("TKCSA") integrated steel slab plant in the Brazilian state of Rio de Janeiro. The plant started operations during the third quarter of 2010, and produced 3.2 Mt in 2011. The plant will ultimately have a production capacity of 5.0 Mtpy and will consume 8.5 million metric tons of iron ore and iron ore pellets per year, supplied exclusively by Vale. We are also involved in three other steel projects in Brazil, Companhia Siderúrgica do Pecém ("CSP"), which was already approved by our Board of Directors, as well as Aços Laminados do Pará ("Alpa") and Companhia Siderúrgica Ubu ("CSU"), which are both in earlier stages of development.

             We have a 61.5% stake in CADAM S.A. ("CADAM"), located on the border of the Brazilian states of Pará and Amapá, in the Amazon area in northern Brazil. CADAM produces kaolin for paper coating and also conducts research into other uses for kaolin products in order to develop a more diversified portfolio. CADAM's reserves are principally concentrated in the open-pit Morro do Felipe mine, in Vitória do Jari, in the state of Amapá. The beneficiation plant and private port facilities are situated on the west bank of the Jari River, in Munguba, in the Brazilian state of Pará. CADAM produces the following products: Amazon SB, Amazon Premium and Amazon Plus. They are sold mainly in the European, Asian and Latin American markets. CADAM obtains electricity from its own thermal power plant. In 2011, CADAM produced 370,969 metric tons of kaolin.

             Until recently, we conducted a pig iron operation in northern Brazil, which utilized two conventional mini-blast furnaces to produce 350,000 metric tons of pig iron per year, using iron ore from our Carajás mines in northern Brazil. In February 2012, we began shutting down all of our pig iron operations.

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

             We periodically revise our reserve estimates when we have new geological data, economic assumptions or mining plans. During 2011, we performed an analysis of our reserve estimates for certain projects and operations, which is reflected in new estimates as of December 31, 2011. Reserve estimates for each operation assume that we either have or will obtain all of the necessary rights and permits to mine, extract and process ore reserves at each mine. Where we own less than 100% of the operation, reserve estimates have not been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to reserves and reserve estimates, see Risk factors.

             Our reserve estimates are based on certain assumptions about future prices. We have determined that our reported reserves could be economically produced if future prices for the products identified in the following table were equal to the three-year average historical prices through December 31, 2011. For this purpose, we used the three-year historical average prices set forth in the following table.

Commodity	Three-year average historical price	Pricing source
	(US$ per metric ton, unless otherwise stated)
Iron ore:
Lump ore—Midwestern System	78.42	Average realized price
Pellet feed—Samarco	111.83	Average realized price
Pellet feed—Southeastern System	106.23	Average realized price
Pellet feed—Southern System	95.58	Average realized price
Sinter feed—Northern System	102.56	Average realized price
Sinter feed—Southeastern System	100.37	Average realized price
Sinter feed—Southern System	95.63	Average realized price
Coal:
Hard metallurgical—Moatize	209.70	Reference price for standard hard coking coal
Metallurgical—Australia	177.26	Average realized price
Thermal—Australia	93.43	Average realized price
Thermal—El Hatillo	81.90	Average realized price
PCI—Australia	147.98	Average realized price
Base metals:
Nickel	19,775.44	Average LME spot price for nickel
Copper	7,165.02	Average LME spot price for copper
Nickel by-products:
Platinum	1,484.00/ t oz	Average realized price
Palladium	530.93/ t oz	Average realized price
Gold	1,310.23/ t oz	Average realized price
Cobalt	16.37/ lb	99.3% low cobalt metal (source: Metal Bulletin)
Fertilizer nutrients:
Phosphate	145.00	Average benchmark price for phosphate concentrate, FOB Morocco (source: Fertilizer Week)
Potash	466.00	Average benchmark price for potash, FOB Vancouver (source: Fertilizer Week)
Other:
Manganese	260.00	CIF China, 44% manganese grade (source: CRU)
Kaolin	238.00	Average realized price

Iron ore reserves

             The following tables set forth our iron ore reserves and other information about our iron ore mines. Total iron ore reserves increased 6.4% from 2010 to 2011, reflecting an updated geological model which incorporated new drilling data from Conceição, Galinheiro, Sapecado and Serra Leste deposits, which more than offset mining depletion.

	Summary of total iron ore reserves(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System	2,200.6	49.6	1,307.7	49.2	3,508.3	49.4	3,499.0	50.6
Southern System	2,085.2	49.0	2,124.9	46.6	4,210.1	47.8	3,271.3	50.3
Midwestern System	7.7	62.6	27.2	62.1	34.9	62.2	35.4	62.2
Northern System	4,928.7	66.7	2,453.9	66.6	7,382.7	66.7	7,260.0	66.7

Vale Total	9,222.2	58.6	5,913.7	55.6	15,135.9	57.4	14,065.7	58.9

Samarco(2)	1,104.2	42.3	925.2	39.8	2,029.4	41.2	2,068.9	41.2

Total	10,326.4	56.9	6,838.9	53.4	17,165.3	55.5	16,134.6	56.6

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture content: Southeastern System 4%; Southern System 5%; Midwestern System 3%; Northern System 6%; and Samarco 7%. Grade is % of Fe.
(2)
Reserves of Samarco's Alegria iron ore mines. Our equity interest in Samarco is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.

	Iron ore reserves per mine in the Southeastern System(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Itabira site
Conceição	524.6	46.1	105.9	47.9	630.5	46.4	295.5	51.9
Minas do Meio	235.8	51.7	81.6	48.5	317.4	50.9	471.6	54.6
Minas Centrais site
Água Limpa(2)	34.2	41.8	10.1	42.1	44.2	41.9	45.1	41.7
Gongo Soco	40.0	66.7	10.8	66.2	50.8	66.6	54.8	65.4
Brucutu	247.5	51.0	288.2	48.7	535.7	49.8	652.2	49.0
Apolo	292.4	57.4	339.7	55.1	632.1	56.1	632.1	56.1
Mariana site
Alegria	139.9	49.1	26.6	46.6	166.5	48.7	178.9	49.2
Fábrica Nova	451.1	45.6	349.0	44.1	800.1	45.0	830.9	45.2
Fazendão	235.2	49.8	95.7	50.1	330.9	49.9	337.8	49.9

Total Southeastern System	2,200.6	49.6	1,307.7	49.2	3,508.3	49.4	3,499.0	50.6

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture content: Itabira site 2%; Minas Centrais site 7%; Mariana site 4%. Grade is % of Fe. Approximate drill hole spacing used to classify the reserves were: 100m × 100m to proven reserves and 200m × 200m to probable reserves.
(2)
Vale's equity interest in Água Limpa is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.

	Iron ore reserves per mine in the Southern System(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Minas Itabiritos site
Segredo	131.9	51.7	162.3	48.2	294.3	49.8	299.4	49.8
João Pereira	217.0	42.4	300.4	41.4	517.4	41.8	527.6	41.9
Sapecado	354.3	46.3	208.7	42.9	563.0	45.0	231.7	53.0
Galinheiro	570.4	45.4	410.5	43.8	980.9	44.7	311.8	54.2
Vargem Grande site
Tamanduá	245.4	54.2	244.0	51.2	489.3	52.7	502.5	52.9
Capitão do Mato	190.5	55.2	557.0	50.6	747.5	51.8	761.3	52.0
Abóboras	224.3	45.2	216.5	43.5	440.8	44.4	446.8	44.5
Paraopeba site
Jangada	34.1	66.8	14.0	66.3	48.1	66.7	52.8	66.6
Córrego do Feijão	27.4	67.0	3.3	63.7	30.7	66.6	31.9	66.6
Capão Xavier	74.4	65.0	6.8	64.3	81.2	65.0	86.5	65.0
Mar Azul	15.5	58.1	1.4	58.2	16.8	58.1	19.0	58.1

Total Southern System	2,085.2	49.0	2,124.9	46.6	4,210.1	47.8	3,271.3	50.3

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine. Grade is % of Fe, based on the following moisture content: Minas Itabiritos site 5%; Vargem Grande site 5%; Paraopeba site 4%. Approximate drill hole spacing used to classify the reserves were: 100m × 100m to proven reserves and 200m × 200m to probable reserves.

	Iron ore reserves per mine in the Midwestern System(1)(2)(3)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Urucum	7.7	62.6	27.2	62.1	34.9	62.2	35.4	62.2

Total Midwestern System	7.7	62.6	27.2	62.1	34.9	62.2	35.4	62.2

(1)
The Midwestern System is comprised of the Urucum and Corumbá mine.
(2)
We are conducting a review of Corumbá's reserve model.
(3)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture content: 3%. Grade is % of Fe. Approximate drill hole spacings used to classify the reserves were: 70m × 70m to proven reserves and 140m × 140m to probable reserves.

	Iron ore reserves per mine in the Northern System(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Serra Norte site
N4W	1,167.0	66.5	279.2	66.1	1,446.2	66.5	1,486.7	66.5
N4E	275.5	66.5	88.7	66.0	364.2	66.4	384.6	66.4
N5	297.4	66.9	727.8	67.2	1,025.3	67.2	1,088.2	67.1
Serra Sul
S11	3,045.8	66.8	1,193.7	66.7	4,239.6	66.7	4,239.6	66.7
Serra Leste
SL1	143.0	65.7	164.4	65.1	307.4	65.4	60.9	66.2

Total Northern System	4,928.7	66.7	2,453.9	66.6	7,382.7	66.7	7,260.0	66.7

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture content: Serra Norte 8%; Serra Sul 5%; Serra Leste 4%. Grade is 66.7% of Fe. Approximate drill hole spacings used to classify the reserves are: 150m × 100m to proven reserves and 300m × 200m to probable reserves, except SL1 which is 100m × 100m to proven reserves and 200m × 200m to probable reserves.

	Iron ore reserves per Samarco(1)(2)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Samarco
Alegria Norte/Centro	681.3	44.0	548.0	40.7	1,229.3	42.5	1,252.1	42.6
Alegria Sul	423.0	39.6	377.1	38.5	800.1	39.1	816.8	39.1

Total Samarco	1,104.2	42.3	925.2	39.8	2,029.4	41.2	2,068.9	41.2

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine based on the following moisture content: 7%. Grade is % of Fe. Approximate drill hole spacings used to classify the reserves are: Alegria Norte/Centro, 150m × 100m to proven reserves and 200m × 300m to probable reserves; Alegria Sul, 100m × 100m to proven reserves and 200m × 200m to probable reserves.
(2)
Vale's equity interest in Samarco mines is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.

	Southeastern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Itabira site
Conceição	Open pit	1957	2025	100.0
Minas do Meio	Open pit	1976	2022	100.0
Minas Centrais site
Água Limpa	Open pit	2000	2016	50.0
Gongo Soco	Open pit	2000	2022	100.0
Brucutu	Open pit	1994	2023	100.0
Apolo	Open pit	–	2039	100.0
Mariana site
Alegria	Open pit	2000	2023	100.0
Fábrica Nova	Open pit	2005	2034	100.0
Fazendão	Open pit	1976	2044	100.0

	Southern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Minas Itabiritos site
Segredo	Open pit	2003	2035	100.0
João Pereira	Open pit	2003	2035	100.0
Sapecado	Open pit	1942	2037	100.0
Galinheiro	Open pit	1942	2036	100.0
Vargem Grande site
Tamanduá	Open pit	1993	2036	100.0
Capitão do Mato	Open pit	1997	2040	100.0
Abóboras	Open pit	2004	2033	100.0
Paraopeba site
Jangada	Open pit	2001	2019	100.0
Córrego do Feijão	Open pit	2003	2015	100.0
Capão Xavier	Open pit	2004	2018	100.0
Mar Azul	Open pit	2006	2017	100.0

	Midwestern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Urucum	Open pit	1994	2029	100.0

	Northern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Serra Norte
N4W	Open pit	1994	2037	100.0
N4E	Open pit	1984	2021	100.0
N5	Open pit	1998	2027	100.0
Serra Sul
S11	Open pit	–	2065	100.0
Serra Leste
SL1	Open pit	–	2064	100.0

	Samarco iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Samarco
Alegria Norte/Centro	Open pit	2000	2052	50.0
Alegria Sul	Open pit	2000	2052	50.0

Manganese ore reserves

             No new manganese ore reserves were added in 2011.

	Manganese ore reserves(1)(2)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Azul	37.1	40.7	8.3	39.50	45.4	40.5	48.5	40.7
Urucum	0.0	0.0	6.2	45.13	6.2	45.1	6.6	45.0
Morro da Mina	8.9	25.3	5.9	24.81	14.8	25.1	15.1	24.3

Total	46.0	37.7	20.4	36.94	66.5	37.5	70.1	37.6

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine. Grade is % of Mn.
(2)
The average moisture of the manganese ore reserves is: Azul (20.22%), Urucum (4.20%), Morro da Mina (3.38%).

             The operating lifetime and projected exhaustion date of the manganese mines is shown below.

	Manganese ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Azul	Open pit	1985	2022	100.0
Urucum	Underground	1976	2020	100.0
Morro da Mina	Open pit	1902	2045	100.0

Coal reserves

             Our coal reserve estimates have been provided on an in-place material basis after adjustments for mining depletion, moisture content, anticipated mining losses and dilution, but excluding any adjustment for losses associated with beneficiation of raw coal mined to meet saleable product requirements. Some of our coal reserve estimates were prepared by the following independent consultants: IMC Mining Services (Integra Coal—Open Cut and Integra—Underground), Echelon Mining services (Isaac Plains), SRK Consulting

(Carborough Downs) and Snowden Mining Industry Consultants Pty Ltd. (Moatize), each of whom has consented to the inclusion of these estimates herein.

	Coal ore reserves(1)
	Coal type	Proven – 2011	Probable – 2011	Total – 2011		Total – 2010
		(tonnage)		(tonnage)	(calorific value)	(tonnage)	(calorific value)
Integra Coal:
Integra Open-cut	Metallurgical & thermal	18.6	6.2	24.8	29.9	25.2	29.9
Integra Underground—Middle Liddell Seam	Metallurgical	–	10.7	10.7	–	12.5	–
Integra Underground—Hebden Seam	Metallurgical	–	30.8	30.8	–	30.8	–

Total Integra Coal		18.6	47.7	66.3		68.5

Carborough Downs—Underground	Metallurgical & PCI	35.1	5.2	40.3	31.7 (PCI)	42.3	31.7 (PCI)
Isaac Plains North Open Cut	Metallurgical, PCI & thermal	17.4	1.2	18.6	31.0 (PCI)	23.4	31.0 (PCI)
					27.8 (thermal)		27.8 (thermal)
El Hatillo	Thermal	32.7	–	32.7	25.2	46.7	25.8
Moatize	Metallurgical & thermal l	419.9	532.0	951.9	27.2	954.0	27.2

Total		523.7	586.1	1,109.8		1,134.9

(1)
Tonnage is stated in millions of metric tons. Reserves are reported on a variable basis in regard to moisture: Integra Open Cut on in-situ estimated basis, Integra Underground on in-situ estimated basis + 2%, Carborough Downs on air dried basis, and Isaac Plains North on in-situ estimated basis + 2%. El Hatillo reserves are based on in-situ moisture and Moatize is reported on an air-dried basis. Calorific value of product coal derived from beneficiation of ROM coal is typically stated in MJ/kg. Calorific value is used in marketing thermal and PCI coals.
(2)
The reserves stated above by deposit are on a 100% shareholding basis. Vale's ownership interest in accordance with the table below should be used to calculate the portion of reserves directly attributable to Vale.

             Reserves at Integra Open Cut, the Middle Liddell Seam for Integra Underground, Carborough Downs and Isaac Plains decreased in 2011 due to mining depletion. Reserves for the Hebden Seam for Integra Underground remained the same. The reduction in the El Hatillo reserves reflects the mine ROM production in 2011, but also revisions to the geological model, underlying economic assumptions and mining plans. The reduction of reserves at Moatize reflects the mine production in the second half of 2011.

	Coal mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Integra Coal:
Open-cut	Open pit	1991	2019	61.2
Middle Liddell Seam	Underground	1999	2016	61.2
Hebden Seam	Underground	–	2027	61.2
Carborough Downs	Underground	2006	2022	85.0
Isaac Plains	Open pit	2006	2026	50.0
El Hatillo	Open pit	2007	2018	100.0
Moatize	Open pit	2011	2046	95.0

Nickel ore reserves

             Our nickel reserve estimates are of in-place material after adjustments for mining depletion and mining losses (or screening and drying in the cases of PTVI and VNC) and recoveries, with no adjustments made for metal losses due to processing.

	Nickel ore reserves(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	59.8	1.20	45.6	1.14	105.4	1.18	112.3	1.20
Thompson	7.7	1.83	19.9	1.72	27.5	1.75	26.7	1.72
Voisey's Bay	18.7	2.80	3.1	0.65	21.8	2.50	24.1	2.58
Indonesia
PTVI	72.1	1.84	37.3	1.70	109.4	1.79	113.7	1.79
New Caledonia
VNC	100.4	1.34	26.4	1.85	126.8	1.44	126.4	1.44
Brazil
Onça Puma	47.1	1.74	35.8	1.25	82.9	1.52	82.7	1.73

Total	305.8	1.59	168.1	1.46	473.8	1.54	485.9	1.59

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of nickel.

             In Canada, reserves at our Sudbury operations decreased due primarily to mining depletion and reclassification of mineral reserves to mineral resources and certain re-interpretations. Reserves at our Thompson operations increased slightly due to resources-to-reserves conversion that offset mine depletions incurred during the year. Reserves at our Voisey's Bay operations decreased primarily due to mining depletion that was partially offset by resources being converted to reserves.

             Reserves at PTVI decreased as a result of adjustments for mining depletion and changes in ore modeling and pit designs that were partially offset by the conversion of resources to reserves.

             Reserves grades at Onça Puma changed from 2010 estimates due to re-evaluation of dilution factors. At VNC, there was a slight increase in the reserve estimates from 2010 due to a change in the plant feed constraint that allowed for more high magnesia material than in prior estimates.

	Nickel ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2040	100.0
Thompson	Underground	1961	2026	100.0
Voisey's Bay	Open pit	2005	2023	100.0
Indonesia
PTVI	Open cast	1977	2035	59.2
New Caledonia
VNC	Open pit	2011	2041	74.0
Brazil
Onça Puma	Open pit	2011	2044	100.0

Copper ore reserves

             Our copper reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Copper ore reserves(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	59.8	1.50	45.6	1.52	105.4	1.51	112.3	1.53
Thompson	–	–	–	–	–	–	26.7	0.10
Voisey's Bay	18.7	1.56	3.1	0.36	21.8	1.39	24.1	1.48
Brazil
Sossego	133.4	0.83	20.8	0.67	154.1	0.81	165.7	0.84
Salobo	569.2	0.74	543.5	0.64	1,112.8	0.69	1,116.0	0.69

Total	781.1	0.83	613.0	0.71	1,394.1	0.78	1,444.8	0.77

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of copper.

             In Canada, our copper ore reserve estimates decreased for the same reasons discussed above in connection with nickel reserves, since these deposits are also of polymetallic ore. In addition, we determined that there was not enough geological confidence to report copper as mineral reserves any longer in Thompson, although we have recovered there for many years and will continue to recover copper in concentrate as a by-product of the nickel operations. In Brazil, reserves at Sossego have decreased from last year due to mine depletions, partially offset by new drilling results that increased the mineral reserves. The change of reserves at Salobo is due to an updated mining plan that assumes higher operational costs relative to increases in assumed prices. The Salobo mine is currently in the pre-operating phase.

	Copper ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2040	100.0
Voisey's Bay	Open pit	2005	2023	100.0
Brazil
Sossego	Open pit	2004	2023	100.0
Salobo	Open pit	–	2046	100.0

PGMs and other precious metals reserves

             We expect to recover significant quantities of precious metals as by-products of our Canadian operations, Sossego and from the Salobo project. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Precious metals reserves(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury
Platinum	59.8	0.7	45.6	1.2	105.4	0.8	112.3	0.9
Palladium	59.8	0.8	45.6	1.4	105.4	1.1	112.3	1.1
Gold	59.8	0.3	45.6	0.5	105.4	0.4	112.3	0.4
Brazil
Sossego
Gold	133.4	0.2	20.8	0.2	154.1	0.2	165.7	0.3
Salobo
Gold	569.2	0.45	543.5	0.40	1,112.8	0.43	1,116.0	0.4

Total – Gold	762.4	0.39	609.9	0.40	1,372.3	0.40	1,394.0	0.4

(1)
Tonnage is stated in millions of dry metric tons. Grade is grams per dry metric ton.

             In Canada our mineral reserve estimates for platinum, palladium and gold decreased for the reasons discussed above in connection with nickel reserves. In Brazil, reserves at Sossego have decreased from last year due to mining depletions, partially offset by new drilling results that increased the mineral reserves. The change of reserves at Salobo is due to an updated mining plan that assumes higher operational costs relative to increases in assumed prices.

	Precious metals mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2040	100.0
Brazil
Sossego	Open pit	2004	2023	100.0
Salobo	Open pit	–	2046	100.0

Cobalt ore reserves

             We expect to recover significant quantities of cobalt as a by-product of our Canadian operations and from the VNC project. Our cobalt reserve estimates are of in-place material after adjustments for mining depletion and mining losses (or screening in the case of VNC) and recoveries, with no adjustments made for metal losses due to processing.

	Cobalt ore reserves(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	59.8	0.04	45.6	0.03	105.4	0.04	112.3	0.04
Voisey's Bay	18.7	0.14	3.1	0.03	21.8	0.12	24.1	0.12
New Caledonia
VNC	100.4	0.12	26.4	0.08	126.8	0.11	126.4	0.11

Total	178.9	0.10	75.1	0.05	254.0	0.08	262.8	0.08

(1)
Tonnage is stated in millions of metric tons. Grade is % of cobalt.

             Our cobalt reserve estimates decreased in 2011 for the reasons discussed above in connection with nickel reserves.

	Cobalt ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2040	100.0
Voisey's Bay	Open pit	2005	2023	100.0
New Caledonia
VNC	Open pit	–	2041	74.0

Phosphate reserves

             Our phosphate reserve estimates are of in-place material after adjustments for mining dilution, with no adjustments made for process recovery. The decrease in our phosphate reserve estimates reflects mine production and sales in 2011.

	Phosphate reserves(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Bayóvar	229.0	17.3	1.9	15.9	230.9	17.2	239.0	17.2
Catalão	52.9	10.3	7.6	10.2	60.5	10.3	66.7	10.4
Tapira	255.7	7.0	461.6	6.6	717.3	6.7	732.6	6.7
Araxá	142.8	11.7	4.7	9.4	147.5	11.6	155.9	11.6
Cajati	77.1	5.3	48.3	4.7	125.4	5.1	130.5	5.2
Salitre	–	–	205.7	11.4	205.7	11.4	206.0	11.4

Total	757.5	11.06	729.8	7.91	1,487.3	9.48	1,530.4	9.5

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of P2O5.

	Phosphate rock ore mine
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Bayóvar	Open pit	2010	2037	40.0(1)
Catalão	Open pit	1982	2020	100.0
Tapira	Open pit	1979	2054	100.0
Araxá	Open pit	1977	2027	100.0
Cajati	Open pit	1970	2035	100.0
Salitre	Open pit	–	2033	100.0

(1)
Vale holds 51% of the voting capital and 40% of the total capital of MVM Resources International, B.V., the entity that controls Bayóvar.

Potash ore reserves

             Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Potash ore reserves(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Taquari-Vassouras	8.5	28.0	3.0	28.0	11.5	28.0	13.4	28.0
Rio Colorado	–	–	360.8	34.2	360.8	34.2	360.8	34.2

Total	8.5	28.0	363.8	34.1	372.3	34.0	374.2	34.0

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of KCl.

	Potash ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Taquari-Vassouras(1)	Underground	1986	2016	100.0
Rio Colorado	Solution mining	–	2039	100.0

(1)
We have a 25-year lease, which was signed in 1991, with Petrobras.

Kaolin ore reserves

             Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Kaolin ore reserves(1)
	Proven – 2011		Probable – 2011		Total – 2011		Total – 2010
	Tonnage	Brightness	Tonnage	Brightness	Tonnage	Brightness	Tonnage	Brightness
Morro do Felipe	29.8	86.7	12.2	86.7	42.0	86.7	31.2	86.7

(1)
Tonnage is stated in millions of metric tons. Brightness is stated in percentage terms.

             Reserves at Morro do Felipe increased to 42.0 million metric tons, primarily reflecting an update to the geological model with detailed new deposits.

	Kaolin ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Morro do Felipe	Open pit	1976	2060	61.5

CAPITAL EXPENDITURES AND PROJECTS

             We have an extensive program of investments in the organic growth of our businesses. During 2011, we made capital expenditures and other investments of US$17.994 billion, of which US$13.426 billion was organic growth, while US$4.568 billion was invested in maintaining existing operations. As previously disclosed, the 2012 investment budget approved by our Board of Directors in November 2011 is US$12.949 billion for project execution, US$2.357 billion for research and development (R&D) and US$6.106 billion for sustaining existing operations. The capital expenditures, including R&D expenses, are reported on the basis of financial disbursements. A large part of the capital expenditures budget will be invested in Brazil (63.7%) and in Canada (11.7%). The remainder is allocated to investments in Argentina, Australia, Chile, China, Guinea, Indonesia, Malaysia, Mozambique, New Caledonia, and Peru, among other countries.

	2010 expenditures	2011 expenditures	2012 budget
	(US$ million)	(US$ million)	(US$ million)	(% of total)
Organic growth	US$9,375	US$13,426	US$15,309	71.5%
Project execution	8,239	11,684	12,949	60.5
Research and development	1,136	1,742	2,357	11.0
Investments to sustain existing operations	3,330	4,568	6,106	28.5

Total	US$12,705	US$17,994	US$21,411	100.0%

             The following table summarizes by major business area the breakdown of our capital expenditures in 2010 and 2011 and our investment budget for 2012.

	2010		2011		2012 budget
	(US$ million)	(% of total)	(US$ million)	(% of total)	(US$ million)	(% of total)
Bulk materials	US$7,046	55.5%	US$10,247	56.9%	US$11,903	55.6%
Ferrous minerals	6,079	47.8	9,049	50.3	10,002	46.7
Coal	967	7.6	1,197	6.7	1,901	8.9
Base metals	2,973	23.4	4,082	22.7	4,630	21.6
Fertilizer nutrients	843	6.6	1,347	7.5	2,050	9.6
Logistics for general cargo(1)	247	1.9	446	2.5	518	2.4
Energy	656	5.2	820	4.6	775	3.6
Steel	186	1.5	460	2.6	621	2.9
Other	755	5.9	592	3.3	914	4.3

Total	US$12,705	100.0%	US$17,994	100.0%	US$21,411	100.0%

(1)
Investments in logistics dedicated to a particular business segment are included with that segment in our capital expenditure data.

             The following table sets forth total expenditures in 2011 for our main investment projects and expenditures budgeted for those projects in 2012, together with estimated total expenditures for each project and the estimated start-up date of each project as of December 31, 2011. The information below describing the status of each project has generally not been updated to reflect developments since December 31, 2011.

		Estimated	Actual	Expected capex
Business area	Project(1)	Start-up	2011(2)	2012	Total(3)
			(US$ million)
Iron ore mining and logistics	Carajás – Additional 40 Mtpy	2H13	496	622	2,968
	CLN 150 Mtpy	1H14	1,486	890	3,477
	Carajás Serra Sul S11D	2H16	736	794	8,039
	Serra Leste	1H13	116	239	478
	Conceição Itabiritos	2H13	366	184	1,174
	Vargem Grande Itabiritos	1H14	371	429	1,645
	Conceição Itabiritos II	2H14	150	297	1,189
	Simandou I – Zogota	1H12	178	380	1,260
	Teluk Rubiah	1H14	168	367	1,371
	Oman(4)	2011	278	17	1,356
Pellet plants	Tubarão VIII	2H12	187	239	968
	Samarco IV(5)	1H14	–	–	1,693
Coal mining and logistics	Moatize(4)	2011	696	64	1,882
	Moatize II	2H14	73	499	2,068
	Nacala Corridor	2H14	38	691	4,444
	Eagle Downs(5)	1H16	19	87	875
Copper mining	Salobo	1H12	586	296	2,337
	Salobo II	2H13	267	581	1,427
Nickel mining and refining	Long Harbour	2H13	1,066	1,208	3,600
	Totten	2H13	124	157	759
Potash mining and logistics	Rio Colorado	2H14	608	1,081	5,915
Energy	Biodiesel	2015	208	227	633
	Estreito(4)	2011	83	53	878
	Karebbe(4)	2011	93	5	410
	Belo Monte(5)	1H15	86	48	1,628
Steelmaking	CSP(4)	1H15	261	563	2,648

(1)
Projects approved by the Board of Directors.
(2)
All figures presented on a cash basis.
(3)
Estimated total capital expenditure cost for each project.
(4)
Projects delivered in 2011.
(5)
Expected capex is relative to Vale's stake in each project.

Bulk materials and logistics projects

Iron ore mining and logistics projects:

  •
  Carajás—Additional 40 Mtpy.    Construction of an iron ore dry processing plant located in Carajás, in the Brazilian state of Pará. The installation license was issued and civil engineering works and earthworks services to install the conveyor belt are in progress. The project has an estimated nominal capacity of 40 Mtpy. The project is 48% complete, with total realized expenditures of US$1.5 billion. Start-up is expected for the second half of 2013.

  •
  CLN 150 Mtpy.    Expansion of Northern system railway and port capacity, including the construction of a fourth pier at the Ponta da Madeira maritime terminal in the Brazilian state of Maranhão. Offshore civil engineering works at Ponta da Madeira maritime terminal have started, and we are assembling the ship loaders and conveyor belts. The civil engineering necessary for the installation of the car dumpers has concluded, and mechanical assembly has begun. Earthworks in the railway line and terminal are in progress. One of the required railway installation licenses is expected to be issued in the second half of 2012. The project will increase EFC's logistics nominal capacity to approximately 150 Mtpy. The project is 67% complete, with total realized expenditures of US$2.3 billion. Start-up is expected for the first half of 2014.

  •
  Carajás Serra Sul S11D.    Development of a mine and processing plant, located in the Southern range of Carajás, in the Brazilian state of Pará. We are investing capital for earthworks services and building the access road, prior to the issuance of environmental permits. We expect to receive the preliminary environmental license in the first half of 2012, with the installation license expected to be issued in the first half of 2013. The project has an estimated nominal capacity of 90 Mtpy. The project is 25% complete, with total realized expenditures of US$1.1 billion. Start-up is expected for the second half of 2016.

  •
  Serra Leste.    Construction of a new processing plant located in Carajás, in the Brazilian state of Pará. Civil engineering works for the plant and excavation are underway. We expect the installation licenses to be issued in the first half of 2012. The project has an estimated nominal capacity of 6 Mtpy. The project is 26% complete, with total realized expenditures of US$143 million. Start-up is expected for the first half of 2013.

  •
  Conceição Itabiritos.    Construction of a concentration plant, located in the Southeastern System. The mills assembly was finalized and the issuance of the pending installation license for the energy transmission line is expected in the first half of 2012. The project has an estimated nominal capacity of 12 Mtpy. The project is 86% complete, with total realized expenditures of US$553 million. Start-up is expected for the second half of 2013.

  •
  Vargem Grande Itabiritos.    Construction of a new iron ore treatment plant in the Southern System, with an estimated nominal capacity of 10 Mtpy. The installation license was issued in 2009. We expect to receive the installation license for the energy transmission line and for the electrical sub-station in the first half of 2012. The project is 46% complete, with total realized expenditures of US$429 million. Start-up is expected for the first half of 2014.

  •
  Conceição Itabiritos II.    Adaptation of the plant to process low-grade itabirites, located in the Southeastern System. The heavy equipment was received and assembly has started. Civil engineering works for the installation of primary crushers are ongoing. The installation license has been issued. The project has an estimated nominal capacity of 19 Mtpy. The project is 20% complete, with total realized expenditures of US$159 million. Start-up is expected for the second half of 2014.

  •
  Simandou I—Zogota.    Development of the Zogota mine and processing plant in Simandou South, Guinea. The project has an estimated nominal capacity of 15 Mtpy. The project is in an early stage of development and first production is expected in 2012.

  •
  Teluk Rubiah.    Construction of a maritime terminal with enough depth for the 400,000 dwt vessels and a stockyard in Teluk Rubiah, Malaysia. The stockyard will be capable of handling up to 30 Mtpy of iron ore products. The preliminary environmental license, construction and installation licenses have been issued. The operation license is expected to be issued in the first half of 2014. The project is on schedule and we are executing earthworks. The project is 14% complete, with total realized expenditures of US$215 million. Start-up is expected in the first half of 2014.

Pellet plant projects:

  •
  Tubarão VIII.    Eighth pellet plant at our existing complex at the Tubarão Port, Espírito Santo, Brazil. We are assembling equipment and metallic structures. Issuance of the operation license is expected for the second half of 2012. We expect the plant to have production capacity of 7.5 Mtpy. The plant is 80% complete, with total realized expenditures of US$612 million. Start-up is expected in the second half of 2012.

  •
  Samarco IV.    Construction of Samarco's fourth pellet plant, and an expansion of the mine, pipeline and maritime terminal infrastructure. The project has an estimated nominal capacity of 8.3 Mtpy, increasing Samarco's capacity to 30.5 Mtpy. The project is 18% complete. The budget is fully sourced by Samarco. Start-up is expected for the first half of 2014.

Coal mining and logistics projects:

  •
  Moatize II.    New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique. Geological research studies and a detailed engineering project are in progress. There are no pending installation licenses. The project will increase Moatize's total nominal capacity to 22 Mtpy (70% coking coal and 30% thermal). The project is 4% complete, with total realized expenditures of US$73 million. Start-up is expected in the second half of 2014.

  •
  Nacala Corridor.    Railway and port infrastructure connecting Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. The project comprises the recovery of 682 km of the existing railway in Malawi and Mozambique, the construction of a maritime terminal and 230 km of new railways, composed by a 201 km stretch connecting Moatize to Nkaya, Malawi, and 29 km linking the railway to Nacala-à-Velha. The concession agreement with the government of Malawi for a railway crossing the country has been signed. Development of the engineering project is in progress. Vegetation clearing licenses were obtained for the construction of the railway and maritime terminal in Mozambique. The project has an estimated nominal capacity of 18 Mtpy. The project is in an early stage of development, with total realized expenditures of US$38 million. Start-up is expected in the second half of 2014.

  •
  Eagle Downs.    New underground mine development including CHPP, as well as all related infrastructure, located in the Bowen Basin, Queensland, Australia. The project is planned to be developed in a 50/50 JV with Aquila Coal Pty Ltd, a subsidiary of Aquila Resources Limited. The project has an estimated nominal capacity of 4 Mtpy (100% coking coal). The project was approved by both JV participant boards and is in an early stage of development, with total realized expenditures of US$19 million. Start-up is expected for the first half of 2016.

Base metal projects

Copper mining projects:

  •
  Salobo.    Development of mine, plant and related infrastructure, located in Marabá, in the Brazilian state of Pará. The primary and secondary crushers, primary screening and conveyor belt have been commissioned. The project has an estimated nominal capacity of 100,000 tpy of copper in concentrate. The project is 97% complete, with total realized expenditures of US$2.0 billion. Start-up is expected for the first half of 2012.

  •
  Salobo II.    Salobo expansion, raising of the tailing dam height and increasing the mine capacity, located in Marabá, in the Brazilian state of Pará. Civil works at the flotation circuit are in progress and the construction of the ball mill was initiated. The plant operating license is expected to be issued in the second half of 2013. The project is expected to provide an additional estimated nominal capacity of 100,000 tpy of copper in concentrate. The project is 49% complete, with total realized expenditures of US$354 million. Start-up is expected in the second half of 2013.

Nickel mining and refining projects:

  •
  Long-Harbour.    Construction of a hydrometallurgical facility in Long Harbour, Newfoundland and Labrador, Canada. The plant is under construction and electromechanical assembly is in progress. The plant will have an estimated nominal refining capacity of 50,000 tpy of finished nickel, and associated copper and cobalt. The project is 59% complete, with total realized expenditures of US$1.7 billion. Start-up is expected in the second half of 2013.

  •
  Totten.    Nickel mine (re-opening) in Sudbury, Ontario, Canada. The project has an estimated nominal capacity of 8,200 tpy. The project is 51% complete, and US$402 million of expenditures have been realized. Start-up is expected for the second half of 2013.

Fertilizers nutrients projects

Potash mining and logistics projects:

  •
  Rio Colorado.    Investments in a solution mining system, located in Mendoza, Argentina, including the renovation of railway tracks (440 km), construction of a railway spur (350 km) and a maritime terminal in Bahia Blanca, Argentina. An employee camp has been built in Malargue, Mendoza. The environmental licenses for the construction of the new railway and agreements with four Argentinian provinces have been obtained. The issuance of an installation license is expected for the first half of 2012. The project has an estimated nominal capacity of 4.3 Mtpy of potash (KCl). The project is 27% complete, with total realized expenditures of US$826 million. Start-up is expected in the second half of 2014.

Energy projects

  •
  Biodiesels.    Project to produce biodiesel from palm oil. Plantation of 80,000 ha of palm trees located in the Brazilian state of Pará. The biodiesel plant's FEL III is expected for July 2013, while the preliminary environmental license and construction and installation license issuance are all expected for the second half of 2013. The project has an estimated nominal capacity of 360,000 tpy of biodiesel. US$343 million of expenditures have been realized. Start-up is expected for 2015.

  •
  Belo Monte.    The Belo Monte Hydroelectric Power Plant will be built on the Xingu River, in the Brazilian state of Pará and will have an installed capacity of 11,233 MW. Vale has a 9% stake in NESA, the company established to develop and operate the Belo Monte hydroelectric plant. Vale's share of Belo Monte capacity will supply Vale's demand on the northern region of Brazil. The project is in an early stage of development, with total realized expenditures of US$85 million. Start-up is expected in the first half of 2015.

Steel projects

  •
  Companhia Siderúrgica do Pecém ("CSP").    Development of a steel slab plant in the Brazilian state of Ceará in partnership with Dongkuk Steel Mill Co. ("Dongkuk") and Posco, two major steel producers in South Korea. Vale holds 50% of the joint venture. The project implementation started in December 2011. Preliminary environmental and installation licenses were already obtained. The project will have an estimated nominal capacity of 3.0 Mtpy. Start-up is expected in the first half of 2015.

REGULATORY MATTERS

             We are subject to a wide range of governmental regulation in all the jurisdictions in which we operate worldwide. The following discussion summarizes the kinds of regulation that have the most significant impact on our operations.

Mining rights

             In order to conduct mining activities, we are generally required to obtain some form of governmental permits, which differ in form depending on the jurisdiction but may include concessions, licenses, claims, tenements, leases or permits (all of which we refer to below as "concessions"). Some concessions are of indefinite duration, but many have specified expiration dates and may not be renewable. The legal and regulatory regime governing concessions differs among jurisdictions, often in important ways. For example in many jurisdictions, including Brazil, mineral resources belong to the State and may only be extracted pursuant to a concession. In other jurisdictions, including Canada, a substantial part of our mining operations is conducted pursuant to mining rights we own or pursuant to leases, often from government agencies.

             The table below summarizes our principal mining concessions and other similar rights. In addition to the concessions described below, we have exploration licenses and Brazilian exploration applications with priority covering 7.03 million hectares in Brazil and 18.2 million hectares in other countries.

Location	Concession or other right	Approximate area covered (in hectares)	Expiration date
Brazil	Mining concessions(1)	650,810	Indefinite

Canada	Mining concessions (total)	265,804	2011-2032
Ontario	Mineral leases	20,994	2012-2032
	Patented mineral rights	82,969	None
	Mining license of occupation	3,075	Indefinite
Manitoba	Order in Council leases	109,043	2020-2025
	Mineral leases	4,854	2013
	Potash leases	6,533	2016-2030
	Patented mining claims	378
Newfoundland and Labrador	Mining leases	1,599	2027
Saskatchewan	Potash leases	27,404	2029-2032
	Petroleum and natural gas leases	8,955	2013-2016

Indonesia	Contract of work(2)	190,510	2025

Australia	Mining tenements	26,917	2011-2041

New Caledonia	Mining concessions	21,269	2016-2051

Peru	Mining concessions(3)	187,617	Indefinite

Colombia	Mining concessions	10,730	2028-2032

Argentina	Mining concessions	88,707	Indefinite

Chile	Mining concessions	58,903	Indefinite

Mozambique	Mining concessions	23,780	2032

Zambia	Mining concessions(4)	68,550	2012-2033

China	Mining concessions(5)	12,383	2034

DRC	Mining concessions(4)	9,200	2039

Guinea	Mining concessions	102,400	2035

(1)
Includes mining applications.
(2)
Under the Mining Law that came into effect in 2009, we may be entitled to apply for at least one 10-year extension.
(3)
The Peruvian mining regime comprises only a single license type. The area reported reflects only licenses involving mining activities.
(4)
50-50 joint venture with African Rainbow Minerals Limited.
(5)
Joint Venture with Henan Longyu Energy Resources Co., Ltd. Vale has a minority equity interest of 25%.

             Many concessions impose specific obligations on the concessionaire governing such matters as how operations are conducted and what investments are required to be made. Our ability to maintain our mineral rights depends on meeting these requirements, which often involve significant capital expenditures and operating costs.

Regulation of mining activities

             Mining and mineral processing are subject to extensive regulation, which differs in each jurisdiction in which we operate. Our major operations are subject to legislation and regulations that apply to mining activities, which in many countries include state or provincial law in addition to national or federal law. Many of our concessions, particularly for large operations, impose additional obligations on us as the concessionaire.

             The jurisdictions in which we operate typically have government agencies that are charged with granting mining concessions and monitoring compliance with mining law and regulations. For example, mining activities in Brazil are supervised by the National Department of Mineral Production (Departamento Nacional de Produção Mineral—DNPM), an agency of the federal Ministry of Mines and Energy.

             Changes in mining legislation can have significant effects on our operations. Among the jurisdictions in which we currently have major operations, there are several proposed or recently adopted changes in mining legislation that could materially affect us. These include the following:

    •
    The Brazilian government is planning to propose changes to the Brazilian Mining Code, which if adopted may have important implications for mining operations in Brazil or require additional capital expenditures.

    •
    In Indonesia, a Mining Law, which came into effect in January 2009, introduced a new licensing regime and called for certain adjustments to mining contracts with the Indonesian government. Regulations implementing the Mining Law have gradually been promulgated by the government, but more are expected. The trend is towards a more regulated environment in the country, including benchmark price or reference price rules for nickel products, which have previously been unregulated. In addition, regulations requiring mining companies to process commodities before exporting them and mandating foreign companies to divest a portion of their stake to domestic entities have also recently been promulgated. In addition, the Indonesian Government has issued a list of nine principal items it intends to adjust in existing contracts of work, including area adjustments, taxes and non-tax state revenue obligations, domestic value added requirements, the duration of any extension, application of a license form for any extensions, priority for local and national contractors and restrictions on use of affiliated companies for mining services. PTVI has submitted to the government its positions regarding these nine items, but no further discussions were initiated by the government during 2011. PTVI continues to monitor developments with respect to the Mining Law and its implementing regulations and assess the impacts that these may have on PTVI's current operations and its future prospects in Indonesia. Until all of the implementing regulations are promulgated, we will be unable to fully determine how and to what extent PTVI's Contract of Work and operations will be affected.

    •
    In New Caledonia, a mining law was passed in March 2009 requiring new mining projects to obtain formal authorization rather than simply a declaration. Our application for authorization (replacing a 2005 declaration) must be made by April 2012 and, once submitted, we should obtain the authorization by April 2015. We believe it is unlikely that the application for the authorization will be rejected, but there is a risk that new conditions will be imposed.

    •
    In Guinea, a mining code adopted in 2011 imposes on all mining projects a requirement for 15% government participation. Additionally, the new code creates an obligation for an applicant for a mining concession to present a retrocession plan under which 50% of the area it researched during the exploration phase is retroceded to the government.

    •
    In Mozambique, the Ministry of Natural Resources is following other African countries in proposing a new mining code with more detailed provisions that reinforce the rights of local communities, give preference to domestic services and establish the possibility of government participation in the case of strategic projects, which have not yet been defined.

Environmental regulations

             We are also subject to environmental regulations that apply to the specific types of mining and processing activities we conduct. We require approvals, licenses, permits or authorizations from governmental authorities to operate, and in most jurisdictions the development of new facilities requires us to submit environmental impact statements for approval and often to make additional investments to mitigate environmental impacts. We must also operate our facilities in compliance with the terms of the approvals, licenses, permits or authorizations. We are taking several steps to improve the efficiency of the licensing process, including stronger integration of our environmental and project development teams, the development of a Best Practices Guide for Environmental Licensing and the Environment, the deployment of highly-skilled specialist teams, closer interaction with environmental regulators and the creation of an Executive Committee to expedite internal decisions regarding licensing.

             Environmental regulations affecting our operations relate, among other matters, to emissions into the air, soil and water; recycling and waste management; protection and preservation of forests, coastlines, natural caverns, watersheds and other features of the ecosystem; water use; climate change and decommissioning and reclamation. In many cases, the mining concessions or environmental permits under which we operate impose specific environmental requirements on our operations. Environmental regulations can sometimes change and ongoing compliance can require significant costs for capital expenditures, operating costs, reclamation costs and compliance. For example, in Brazil, a suit challenging a Brazilian environmental decree that permits mining in certain subterraneous areas may adversely affect our ability to conduct some mining operations or even our reserves.

             Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. For instance, if we are required to modify installations, substitute carbon-intensive fuels and process inputs, develop new operational procedures or purchase new equipment, our environmental compliance costs could increase. In particular, we expect heightened attention from various governments to reducing greenhouse gas emissions as a result of concern over climate change. Some important environmental regulation and compliance initiatives are described below, but it is unclear whether additional operating or capital expenditures will be required to comply with enacted amendments or what effect these regulations will have on our business, financial results or cash flow from operations:

    •
    Our operations in Canada and at PTVI in Indonesia are subject to air emission regulations that address, among other things, sulfur dioxide ("SO2"), particulates and metals. In Canada, we are making significant capital investments to ensure compliance with these emissions standards. In Indonesia, PTVI and the Ministry of Environment have agreed upon an SO2 emission reduction plan, which is currently being implemented and is scheduled for completion in 2013.

    •
    The Canadian federal government's efforts to legislate greenhouse gas emission reduction targets for the industrial sectors have slowed down. The three provinces in which Vale operates, Ontario, Manitoba and Newfoundland, have made limited progress in setting greenhouse gas emission targets, with the exception of Manitoba, which has set a provincial target based on 1990 levels. The legislation enacted by the Manitoba government is not anticipated to impact our operations. The Ontario government has enacted legislation that requires annual reporting of greenhouse gas emissions. The provinces of Ontario and Manitoba are considering emissions trading schemes to limit greenhouse gas emissions. The three provinces have begun consulting with various stakeholders with respect to climate change initiatives and are also focusing on adaptation strategies.

    •
    In Canada, a number of studies have been completed or are in progress in Sudbury and Port Colborne related to contamination of soil and water from past and continuing activities. We are taking steps, in partnership with other stakeholders, to remediate the ecological impact of our activities.

    •
    The Australian government has recently introduced a carbon pricing scheme which will operate initially like a carbon tax with a fixed (but increasing) carbon permit price and will then transition into a cap and trade scheme after three years. The scheme takes effect on July 1, 2012 and will impact Vale's Australian operations.

    •
    In October 2009, Indonesia adopted legislation on Environmental Protection and Management. It sets out a broad regulatory structure and provides that many important details will be clarified in later implementing regulations.

    •
    Brazil adopted a decree under the federal carbon emissions law in December 2010 that contemplates specific limits on carbon emissions to be established in late 2011 and phased in through 2020. The law establishes a voluntary commitment to cut Brazil's greenhouse gas emissions between 36.1% and 38.9% by 2020, based on 2020 projected emissions, and several regulated industries, including the steel, forestry, agriculture and power generation sectors, have designed plans to reduce their greenhouse gas emissions. By 2012, the government plans to issue rules establishing specific limits on carbon emissions from other sectors of the economy, including mining and fertilizers. The Mining and Energy Ministry, with the participation of the Brazilian Mining Association (Instituto Brasileiro de Mineração—IBRAM) presented the mining sector plan in December 2011.

    •
    As part of the Global Reporting Initiative, which provides a reporting framework for economic, environmental and social sustainability, we launched a Sustainability Action Plan (PAS) in 2008. The PAS deals with issues related to water resources, waste treatment and disposal, emissions and energy, which are also associated with the target variable compensation of all employees. The outcome of the PAS indicators provides the Board with relevant inputs for its decision-making process regarding the investments needed for improvement in these areas as well as further exploring their potential.

Royalties and other taxes on mining activities

             We are required in many jurisdictions to pay royalties or taxes on our revenues or profits from mineral extractions and sales. These payments are an important element of the economic performance of a mining operation. The following royalties and taxes apply in some of the jurisdictions in which we have our largest operations:

    •
    In Brazil, we pay a royalty known as the CFEM (Compensação Financeira pela Exploração de Recursos Minerais) on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The current rates on our products are: 2% for iron ore, copper, nickel, fertilizers and other materials; 3% on bauxite, potash and manganese ore; and 1% on gold. The Brazilian government is preparing to propose changes in the CFEM regime. Any changes must be incorporated into a final proposal by the DNPM, which is then subject to approval by the Brazilian National Congress. We are currently engaged in several administrative and legal proceedings alleging that we have failed to pay the proper amount of CFEM. See Additional information—Legal proceedings—CFEM-related proceedings.

    •
    The Canadian provinces in which we operate charge us a tax on profits from mining operations. Profit from mining operations is generally determined by reference to gross revenue from the sale of mine output and deducting certain costs, such as mining and processing costs and investment in processing assets. The statutory mining tax rates are 10% in Ontario; with graduated rates up to 17% in Manitoba; and a combined mining and royalty tax rate of 16% in Newfoundland and Labrador. The mining tax paid is deductible for company income tax purposes.

    •
    In Indonesia, our subsidiary PTVI pays a royalty fee on, among other items, its nickel production on the concession area and has made certain other commitments. The royalty payment was based on sales volume (US$78 per metric ton of contained nickel matte, and US$140 or US$156 per metric ton of contained cobalt, based on total production). During 2011, the royalty payment was equal to 0.44% of revenues from the sale of nickel in matte products, while the average yearly royalty payment for the period from 2008 to 2011 was equal to 0.5% of revenues from the sale of nickel in matte.

    •
    In Australia, royalty is payable on revenues from the sale of minerals. In Queensland, it is 7% of the value (net of freight and late dispatch costs) up to A$100 per ton and 10% of the value thereafter. In New South Wales, it is a percentage of the value of production—total revenue (which is net of certain costs and levies) less allowable deductions—of 6.2% for deep underground mines, 7.2% for underground mines and 8.2% for open cut mines.

    •
    The Australian government has introduced a mineral resource rent tax ("MRRT"), which applies beginning in July 2012. The MRRT will tax profits generated from the exploitation of coal and iron ore resources in Australia. The tax will be levied at an effective rate of 22.5% of assessable profit and will be deductible for company income tax purposes. The difference between the MRRT and royalties paid to each state government is that the royalties are based on the volume and value of the resource, whereas the MRRT is based on profits. However, companies will be given a credit for any state-based royalties paid where the MRRT is payable.

    •
    In December 2011, the Brazilian states of Pará and Minas Gerais created a new tax on mineral production (Taxa de Fiscalização de Recursos Minerais—TFRM), due beginning in April 2012. For 2012, the rate of TFRM will be (i) R$6.906 per ton of mineral produced in the state of Pará, and (ii) R$2.3291 per ton of mineral transferred or sold in the state of Minas Gerais. Industry associations believe that the TFRM is unconstitutional and plan to initiate legal proceedings challenging the applicability of the legislation.

Regulation of other activities

             In addition to mining and environmental regulation, we are subject to comprehensive regulatory regimes for some of our other activities, including rail transport, electricity generation, and oil and gas. We are also subject to more general legislation on workers' health and safety, safety and support of communities near mines, and other matters.

             Our Brazilian railroad business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the transportation regulatory agency (Agência Nacional de Transportes Terrestres—ANTT), and operates pursuant to concession contracts granted by the federal government. The concession contracts impose certain shareholder ownership limitations. The concession contract for FCA limits shareholder ownership to 20% of the voting capital of the concessionaire, unless such limit is waived by ANTT. We own 99.9% of FCA, which ANTT has authorized. The 20% ownership limitation does not apply to our EFVM, EFC and FNS railroads. ANTT also sets different tariff ceilings for railroad services for each of the concessionaires and each of the different products transported. So long as these limits are respected, the actual prices charged can be negotiated directly with the users of such services.

             The MRS concession contract provides that each shareholder can only own up to 20% of the voting capital of the concessionaire, unless otherwise permitted by ANTT. As a result of our acquisitions of CAEMI and Ferteco, our share in the voting capital of MRS surpassed this threshold. As a result, Vale waived its voting and veto rights with respect to MRS shares in accordance with a 2006 ANTT resolution. We continue to have some voting rights with respect to shares owned by a subsidiary.

             Our railroad concession contracts have a duration of 30 years and are renewable. The FCA and MRS concessions expire in 2026, and the concessions for EFC and EFVM expire in 2027. We also own the subconcession for commercial operation for 30 years of a 720-kilometer segment of the FNS railroad, in Brazil. This concession expires in 2037.

             In 2011, ANTT approved new resolutions, which (i) expanded the trackage rights for concessionaires operating in the railway network and confirmed the ability of non-concessionaires to make investments in the railway network in order to accommodate increased demand, (ii) increased concessionaire obligations and customers rights, (iii) redefined the methodology for assessment of productivity targets by concessionaires and (iv) established a mechanism for ANTT to adjudicate disputes among concessionaires and between concessionaires and non-concessionaires with respect to railway use. Rail concessionaires and the National Association of Rail Carriers (Associação Nacional dos Transportadores Ferroviários—ATNF), filed a petition with ANTT claiming that such regulatory changes would violate the concession agreements. Additionally, rail concessionaires are discussing with ANTT certain technical and economic aspects of these recent regulations in order to clarify the content of the new regulations, to conform them with Brazilian federal law and the relevant concession agreements, and to protect the investments made by concessionaires.

             In January 2012, ANTT submitted for public comment a proposed regulation to the tariffs charged by the rail concessionaires that would reduce the ceiling for the tariffs able to be charged by concessionaires, which could affect some of our contracts. We will provide comments to ANTT and will continue to work with ANTT so that any approved regulation conforms to the terms and conditions set forth at the time our concession contracts were executed and to applicable law.

             In connection with the approval in 2006 of our acquisition of Vale Canada, we made a number of undertakings that expired in October 2011 to the Canadian Minister of Industry under the Investment Canada Act. We believe we were substantially in compliance with these undertakings, which included locating our global nickel business in Toronto, Canada; enhancing investments in a number of areas in Canada; and honoring agreements with provincial governments, local governments, labor unions and aboriginal groups.

             Some of our products are subject to regulations applicable to the marketing and distribution of chemicals and other substances. For example, the European Commission has adopted a European Chemicals Policy, known as REACH ("Registration, Evaluation, and Authorization of Chemicals"). Under REACH, manufacturers and importers were required to register new substances prior to their entry into the European market and in some cases may be subject to an authorization process. A company that fails to comply with the REACH regulations could face restrictions to commercialize its products in Europe. We have complied with registration requirements for the substances we import into or manufacture in the EU in 2011 and continue to take measures to manage our exposure to the authorization process.

II.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

             We recorded strong performance in 2011, which is reflected in all-time high figures for operating revenue, operating margin, cash generation and net earnings. Our shipments of iron ore and pellets, which totaled almost 300 million metric tons, were our highest ever, while our sales of nickel and copper were the highest since 2008.

             Vale is deeply committed to creating shareholder value, with a strong focus on efficient capital management. To that end, we have implemented several initiatives aimed at minimizing risks of delays and cost overruns in the execution of our projects and have taken a more proactive stance towards returning excess cash to shareholders.

             In successfully generating record levels of cash while prudently allocating our capital resources we continue to meet the challenge for growth companies: to finance growth, to maintain a sound balance sheet and to meet shareholders' expectations for capital return.

             Below are the main highlights of Vale's performance in 2011:

    •
    gross operating revenue of US$60.4 billion;

    •
    operating income of US$30.1 billion;

    •
    operating margin, measured as the ratio of operating income to net operating revenues, of 48.5% excluding the gain on the sale of our aluminum assets in February 2011;

    •
    record return of capital to shareholders of US$12.0 billion, through cash dividends of US$9.0 billion, equal to US$1.74 per share, and US$3.0 billion in share repurchases;

    •
    net income of US$22.9 billion, or US$4.33 per preferred and common share; and

    •
    strong financial position, supported by cash holdings of US$3.5 billion, availability of significant medium and long-term credit lines and a low-risk debt portfolio.

Demand and prices

             The following table sets forth our average realized prices for our principal products for each of the periods indicated.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(US$ per metric ton, except where indicated)
Iron ore	45.33	67.32	55.99	103.50	136.07
Iron ore pellets	78.62	131.76	73.75	161.29	193.79
Manganese	107.34	350.46	147.06	230.22	165.70
Ferroalloys	1,311.48	2,709.60	1,395.26	1,547.84	1,443.01
Nickel	37,442.28	21,662.14	14,596.55	21,980.19	22,680.41
Copper	6,611.27	6,331.07	5,229.39	7,730.09	8,420.73
Potash	264.09	591.18	521.46	410.56	505.28
Platinum (US$/oz)	1,314.25	1,557.07	1,073.98	1,661.20	1,716.81
Cobalt (US$/lb)	24.56	31.01	10.03	15.09	15.63
Coal:
Thermal coal	53.73	85.38	66.60	70.40	95.54
Metallurgical coal	67.37	170.55	115.55	149.96	235.27
Phosphates:
MAP	–	–	–	565.34	679.65
TSP	–	–	–	451.80	585.98
SSP	–	–	–	221.36	281.53
DCP	–	–	–	570.49	679.63
Nitrogen	–	–	–	450.86	612.01

    Iron ore and iron ore pellets

             Demand for our iron ore and iron ore pellets is a function of global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by global industrial production. Iron ore and iron ore pellets are priced based on a wide array of quality levels and physical characteristics. Various factors influence price differences among the several types of iron ore, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content and the type and concentration of contaminants (such as phosphorus, alumina and manganese ore) in the ore. Fines, lump ore and pellets typically command different prices.

             Demand from China has been a principal driver of world demand and of prices. Chinese iron ore imports reached 686.1 million metric tons in 2011, 10.8% above the 619.1 million metric tons imported in 2010 and 9.3% higher than 2009 levels, due mainly to the continued growth in Chinese steel production throughout 2011. We expect China's economic growth to continue at a high rate during 2012, mainly driven by domestic demand.

             Our iron ore prices are based on a variety of pricing options, which generally use spot price indices as a basis for determining the customer price.

    Manganese and ferroalloys

             The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. Ferroalloy prices are also influenced by the prices of the main production inputs, including manganese ore, power and coke. We sell manganese ore mainly at spot prices or at prices established on a quarterly basis. Ferroalloy prices are negotiated on a quarterly basis.

    Nickel

             Nickel is an exchange-traded metal, listed on the LME. Most nickel products are priced using a discount or premium to the LME price, depending on the nickel product's physical and technical characteristics. Demand for nickel is strongly affected by stainless steel production, which represents, on average, 60-65% of global nickel consumption.

             We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with our sales for non-stainless steel applications (alloy steels, high nickel alloys, plating and batteries), provide stable demand for a significant portion of our annual production. In 2011, 66% of our refined nickel sales were made into non-stainless steel applications, compared to the industry average for primary nickel producers of 36%, bringing more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

             Primary nickel (including ferro-nickel, nickel pig iron and nickel cathode) and secondary nickel (i.e., scrap) are competing nickel sources for stainless steel production. The choice between different types of primary and secondary nickel is largely driven by their relative price and availability. In recent years, secondary nickel has accounted for about 43-48% of total nickel used for stainless steels, and primary nickel has accounted for about 52-57%. In 2011, Chinese nickel pig iron and ferro-nickel production is estimated to have exceeded 250,000 metric tons, representing 16% of world primary nickel supply, compared to 11% of the world's supply in 2010.

             Long-term market fundamentals for nickel are expected to remain positive. While a number of nickel projects will be ramping-up in the short-term, future project development is becoming increasingly challenging. Nickel is widely used in consumer and industrial applications, and its use tends to grow as a country's economy develops. We anticipate continued income growth within emerging economies will drive higher nickel consumption over the medium-term.

    Copper

             Growth in copper demand in recent years has been driven primarily by Chinese imports, given the important role copper plays in construction in addition to electrical and consumer applications. Copper prices are determined on the basis of (i) prices of copper metal on terminal markets, such as the LME and the NYMEX, and (ii) in the case of intermediate products such as copper concentrate (which comprise most of our sales) and copper anode, treatment and refining charges negotiated with each customer. Under a pricing system referred to as MAMA ("month after month of arrival"), sales of copper concentrates and anodes are provisionally priced at the time of shipment, and final prices are settled on the basis of the LME price for a future period, generally one to three months after the shipment date.

             Supply growth has struggled to keep pace with growing copper demand, with average mine growth of only 1.4% per annum over the past five years. These circumstances led to a strong 17% rise in copper prices in 2011, relative to 2010. We anticipate market fundamentals to remain strong as demand growth continues and the supply response remains challenging.

    Fertilizer nutrients

             Demand for fertilizers is based on market fundamentals similar to those underlying global demand for minerals, metals and energy. Rapid per capita income growth in emerging economies generally causes dietary changes marked by an increase in the consumption of proteins, which ultimately contributes to increased demand for fertilizer nutrients. Demand is also driven by the demand for bio-fuels, which have emerged as an alternative source of energy to reduce world reliance on sources of climate-changing greenhouse gases, because key inputs for the production of biofuels—sugar cane, corn and palm—are intensive in the use of fertilizers.

             Sales of fertilizers are mainly on a spot basis using international benchmarks, although some large importers in China and India often sign annual contracts. Seasonality is an important factor for price determination throughout the year, since agricultural production in each region depends on climate conditions for crop production.

    Aluminum

             We have a 22.0% interest in Hydro, a major aluminum producer, which we acquired in February 2011 when we transferred the major part of our aluminum businesses to Hydro. For the periods prior to the transaction, our sales of aluminum were made at prices based on the LME of the previous month. Our sales of alumina were based on a percentage of the aluminum price traded on the LME, and our prices for bauxite were determined by a formula linked to the price of aluminum for the three-month futures contracts on the LME and to the price of alumina FOB Australia.

    Coal

             Demand for metallurgical coal is driven by demand for steel, with growth expected especially in Asia. Demand for thermal coal is closely related to electricity consumption, which will continue to be driven by global economic growth, particularly in emerging market economies. Since April 2010, prices for metallurgical coal have been established on a quarterly basis for the majority of the seaborne term contract volumes, although some sellers have begun introducing monthly pricing and a minority of the seaborne trade volumes continue to employ annual pricing. Most of our term contracts have been priced on a quarterly basis since April 2010. Price negotiations for thermal coal are held both on a spot and an annual basis.

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

Production and sales volumes

             Our financial performance depends, among other factors, on the volume of production at our facilities. We publish a quarterly production report, which is available on our website and filed with the SEC on Form 6-K. Increases in the capacity of our facilities resulting from our capital expenditure program have an important effect on our performance. Our results are also affected by acquisitions and dispositions of businesses or assets, and they may be affected in the future by new acquisitions or dispositions. For more information on acquisitions since the beginning of 2011, see Information on the Company—Business overview—Significant changes in our business. We had no dispositions of businesses in 2011.

             The following table sets forth, for our principal products, the total volumes we sold in each of the periods indicated.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(thousand metric tons)
Iron ore	262,687	264,023	229,174	254,902	257,287
Iron ore pellets	33,670	32,218	18,087	39,512	41,861
Manganese	708	759	986	1,119	1,032
Ferroalloys	488	396	253	401	386
Nickel	268	276	223	174	252
Copper	300	320	216	208	302
Potash	674	499	792	682	568
Platinum	345	411	233	97	446
Cobalt	2.494	3.087	1.854	0.902	2.721
Coal:
Thermal coal	603	1,405	3,083	4,234	5,342
Metallurgical coal	1,894	2,682	2,590	3,150	2,330
Phosphates:
MAP	–	–	–	703	907
TSP	–	–	–	461	594
SSP	–	–	–	1,533	2,501
DCP	–	–	–	284	556
Nitrogen	–	–	–	747	1,278

Currency price changes

             Our results of operations are affected in several ways by changes in currency exchange rates. The most important of these are the following:

    •
    Most of our revenues are denominated in U.S. dollars, while most of our costs of goods sold are denominated in other currencies, principally the real (59% in 2011), the U.S. dollar (19% in 2011) and the Canadian dollar (15% in 2011). As a result, changes in exchange rates affect our costs and operating margins. Our margins are adversely affected by a decline in the value of the U.S. dollar.

    •
    Most of our long-term debt is denominated in currencies other than the real (US$14.703 billion at December 31, 2011), principally the U.S. dollar. Because our functional currency for accounting purposes is the Brazilian real, changes in the value of the U.S. dollar against the real result in an exchange gain or loss on our net liabilities.

    •
    We had real-denominated debt of US$7.997 billion at December 31, 2011. Since most of our revenue is in U.S. dollars, we use swaps to convert our debt service from reais to U.S. dollars. Changes in the value of the U.S. dollar against the real result in fair value variation on these derivatives, affecting our financial results. For more information on our use of derivatives, see—Risk management.

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

             The U.S. dollar depreciated against both the real and the Canadian dollar during the first half of 2011 but began to appreciate in the second half of the year, after the aggravation of the Eurozone's debt crisis in late July. As of December 31, 2011, the U.S. dollar had appreciated 12.1% against the real and 2.2% against the Canadian dollar relative to December 31, 2010. The average value of the U.S. dollar in 2011, compared to 2010, was 4.8% lower against the real and 4.4% lower against the Canadian dollar. These currency price changes affected our operating margins and resulted in higher foreign exchange gains and gains on derivatives, as described under—Critical accounting policies and estimates—Derivatives.

Operating expenses

             Our principal operating expenses consist of: (i) cost of goods sold, (ii) selling, general and administrative expenses and (iii) research and development expenses. Our cost of goods sold consists of costs of energy (fuel and electric energy), materials (such as components for railroad and mining equipment), outsourced services (especially ore and waste removal, transportation and maintenance), purchased products for processing or resale (such as iron ore, iron ore pellets, nickel and aluminum products), personnel, and depreciation and depletion. Our selling, general and administrative expenses consist principally of personnel expense, sales expense and depreciation. Our research and development expenses consist primarily of investments related to mineral exploration and studies for the development of projects, which are recorded as expenses until the economic viability of the related mining activities can be established.

Results of operations—2011 compared to 2010

    Revenues

             Our net operating revenues increased 30.2%, to US$58.990 billion, in 2011, primarily as a result of (i) higher prices for our major products, especially for iron ore and other bulk materials, (ii) the increase in nickel volumes following the end of labor strikes and resumption of our nickel production in Ontario and (iii) the inclusion of a full year of results for fertilizers compared to seven months in 2010. These effects were partly offset by the effect of the sale of our aluminum assets in February 2011. Of a total increase of US$13.697 billion in gross revenues, US$9.575 billion was attributable to higher prices for iron ore and iron ore pellets.

             The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated.

	Year ended December 31,
	2010	2011	% change
	(US$ million)
Bulk Materials:
Iron ore	US$26,384	US$35,008	32.7
Iron ore pellets	6,402	8,150	27.3
Manganese	258	171	(33.7)
Ferroalloys	664	561	(15.5)
Coal	770	1,058	37.4

Subtotal	34,478	44,948	30.4
Base Metals:
Nickel and other products(1)	4,712	8,118	72.3
Copper concentrate(2)	934	1,126	20.6
Aluminum products(3)	2,554	383	(85.0)

Subtotal	8,200	9,627	17.4
Fertilizers:
Potash	280	287	2.5
Phosphates	1,211	2,395	97.8
Nitrogen	337	782	132.0
Others fertilizer products	18	83	361.1

Subtotal	1,846	3,547	92.1
Logistics:
Railroads	1,107	1,265	14.3
Ports	353	461	30.6
Shipping	5	–	–

Subtotal	1,465	1,726	17.8
Other products and services(4)	492	541	10.0

Gross revenues	46,481	60,389	29.9
Value added tax	(1,188)	(1,399)	17.8

Net operating revenues	US$45,293	US$58,990	30.2

(1)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Reflects aluminum operations sold in February 2011.
(4)
Includes kaolin, pig iron and energy.

             The following table summarizes, for the periods indicated, the distribution of our operating revenues based on the geographical location of our customers.

	Operating revenue by destination
	2010		2011
	(US$ million)	(% of total)	(US$ million)	(% of total)
North America
Canada	US $1,126	2.4%	US $1,403	2.3%
United States	828	1.8	1,672	2.8
Mexico	74	0.2	102	0.2

	2,028	4.4	3,177	5.3
South America
Brazil	8,150	17.5	10,914	18.1
Other	810	1.7	1,108	1.8

	8,960	19.3	12,022	19.9
Asia
China	15,379	33.1	19,571	32.4
Japan	5,240	11.3	7,238	12.0
South Korea	1,934	4.2	2,779	4.6
Taiwan	1,179	2.5	1,281	2.1
Other	1,059	2.2	989	1.6

	24,791	53.3	31,858	52.8
Europe
Germany	3,092	6.7	3,792	6.3
United Kingdom	1,060	2.3	1,351	2.2
Italy	1,043	2.2	1,908	3.2
France	716	1.5	801	1.3
Other	3,001	6.4	3,585	5.9

	8,912	19.2	11,437	18.9
Rest of the world	1,790	3.9	1,895	3.1

Total	US$ 46,481	100.0%	US$ 60,389	100.0%

    Revenues by segment

    Bulk materials

             The 30.4% increase in revenues from sales of bulk materials primarily reflected higher prices for iron ore and iron ore pellets. Our average realized prices were up 31.5% for iron ore and 20.2% for iron ore pellets, due primarily to strong demand from China while demand remained slow elsewhere, particularly in Europe. Volume sold was also up for iron ore (0.9%) and for iron ore pellets (5.9%).

             Revenues from bulk materials were also positively affected by higher prices for coal. Our average realized prices were up 35.7% for thermal coal, based on demand from the power industry, and 56.9% for metallurgical coal, based on demand from the steel industry, especially in China. The volume of metallurgical coal sold was adversely affected by heavy rains and flooding in Australia in the early part of 2011, while the volume of thermal coal sold increased based on higher production in Colombia and the start of production at Moatize.

             Revenues from sales of both manganese and ferroalloys declined on lower prices and lower volumes sold.

    Base metals

             The 17.4% increase in gross revenues from sales of base metals primarily reflected higher volumes of nickel sold. With the end of labor strikes at our production sites in Sudbury and Voisey's Bay in the second half of 2010, the volume of nickel sold was 44.8% higher in 2011. The average sale price for nickel also increased 3.2%, reflecting an increase in the LME price due to continued strong demand. Revenues from sales of copper concentrate were also higher, based on higher prices. These effects were partly offset by the sale of our aluminum business in February 2011, because for 2011 we had only two months of aluminum sales.

    Fertilizers

             We acquired our principal phosphate operations in May 2010, and the 92.1% increase in revenues from sales of fertilizers in 2011 primarily reflects a full year of these operations compared to seven months in 2010. In addition, prices were up for both phosphates (13.1% higher average realized price) and nitrogen (35.7% higher average realized price), due to strong demand especially from the Brazilian agricultural sector.

    Logistics

             Gross revenues from sales of logistics services increased 17.8%. Revenues from railroad transportation increased 14.3%. Revenues from port operations increased 30.6% due to higher imports for the steel industry.

Operating costs and expenses

	Year ended December 31,
	2010	2011	% change
	(US$ million)
Cost of ores and metals	US$ 13,326	US$ 17,898	34.3
Cost of aluminum products	2,108	289	(86.3)
Cost of logistic services	1,040	1,402	34.8
Cost of fertilizer products	1,556	2,701	73.6
Others	784	1,283	63.6

Cost of goods sold	18,814	23,573	25.3
Selling, general and administrative expenses	1,701	2,334	37.2
Research and development	878	1,674	90.7
Gain on sale of assets	–	(1,513)	–

Other costs and expenses	2,205	2,810	27.4

Total operating costs and expenses	US$ 23,598	US$ 28,878	22.4

Cost of goods sold

             The following table summarizes the components of our cost of goods sold for the periods indicated.

	Year ended December 31,
	2010	2011	% change
	(US$ million)
Outsourced services	US$ 2,740	US$ 4,244	54.9
Materials costs	2,861	3,758	31.4
Energy:
Fuel	1,880	2,182	16.1
Electric energy	1,211	967	(20.1)

Subtotal	3,091	3,149	1.9
Acquisition of iron ore and pellets	963	1,411	46.5
Acquisition of other products:
Nickel	358	606	69.3
Aluminum	285	18	(93.7)
Other	58	239	312.1

Subtotal	701	863	23.1
Personnel	2,081	3,138	50.8
Depreciation and depletion	2,803	3,735	33.3
Others	3,574	3,275	(8.4)

Total	US$ 18,814	US$ 23,573	25.3

    •
    The largest factors in the 25.3% increase in cost of goods sold were the resumption of normal nickel operations in Ontario, the inclusion of a full year of the phosphate business acquired in 2010 and the start-up of Onça Puma. Out of the total increase of US$4.759 billion, these three factors accounted for US$3.501 billion. Additional important factors were the appreciation on average of the Brazilian real against the U.S. dollar during 2011, which accounted for US$764 million of additional cost of goods sold, and higher sales volumes, which accounted for US$268 million of additional cost of goods sold.

    •
    The increases in costs of goods sold attributable to the resumption of Ontario operations and the start-up of Onça Puma were primarily in the following line items: outsourced services (US$441 million), materials (US$367 million), energy (US$242 million), personnel (US$492 million) and depreciation (US$502 million).

    •
    The increases in costs of goods sold attributable to the full year of fertilizer operations were primarily in the following line items: outsourced services (US$277 million), materials (US$656 million), energy (US$237 million), personnel (US$159 million) and depreciation (US$230 million), partially offset by the purchase price allocation in inventories in connection with our acquisition in 2010.

    •
    The increases in costs were partially offset by the sale of our aluminum assets, which reduced costs by US$1.819 billion, primarily in these line items: energy costs (US$712 million), materials (US$494 million) and product acquisitions (US$268 million). The reduction in energy costs was particularly significant.

    •
    These factors were partially offset by our efforts to reduce costs by optimizing the flow of materials, optimizing plant and labor utilization, and cutting administrative costs, among other measures.

    •
    In addition to the general factors described above: (i) higher outsourced services costs were affected by increased freight prices, (ii) higher costs for acquisition of products from third parties reflected higher nickel purchases because of operational problems at the Copper Cliff smelter and higher prices of iron ore and iron ore pellets, and (iii) higher personnel costs reflected the signing of a new collective agreement in Brazil.

    Selling, general and administrative expenses

             Selling, general and administrative expenses increased by 37.2%, or US$633 million, as a result of higher head count due to acquisitions, the signing of a new collective bargaining agreement in Brazil and the appreciation of the Brazilian real against the U.S. dollar.

    Research and development expenses

             Research and development expenses increased by 90.7%, which reflects expenditures for feasibility and other studies for new projects, mineral exploration, natural gas exploration and the development of new processes and technological improvements.

    Other costs and expenses

             Other costs and expenses increased by US$605 million, mainly due to pre-operating and start-up expenses related to our Onça Puma and Vale New Caledonia projects and contingency expenses.

    Operating income by segment

             The following table provides information about our operating income by segment and as a percentage of revenues for the years indicated.

	Year ended December 31,
	2010 Segment operating income (loss)		2011 Segment operating income (loss)
	(US$ million)	(% of net operating revenues)	(US$ million)	(% of net operating revenues)
Bulk materials:
Iron ore	US$ 17,347	66.7%	US$ 24,030	69.6%
Iron ore pellets	3,511	57.2	4,427	56.2
Manganese ore	105	41.8	(39)	–
Ferroalloys	270	44.9	52	10.1
Coal	(169)	–	(484)	–
Base metals:
Nickel and other products	165	3.5	1,073	13.2
Copper concentrate	197	21.8	146	13.2
Aluminum products	286	11.3	73	19.3
Fertilizers:
Potash	(29)	–	(87)	–
Phosphates	(27)	–	243	10.6
Nitrogen	(41)	–	6	0.9
Other fertilizer products	1	8.3	70	100.0
Logistics:
Railroads	85	9.2	(139)	–
Ports	47	15.4	48	11.6
Shipping	(8)	–	–	–
Other products and services	(45)	–	(820)	–

Subtotal	21,695	47.9%	28,599	48.5%
Gain on sale of assets	–	–	1,513	–

Total	US$ 21,695	47.9%	US$ 30,112	51.0%

             Operating income as a percentage of net operating revenues increased from 47.9% in 2010 to 51.0% in 2011. In general, all segments benefited from higher prices and volumes sold. The improvement in operating margin in nickel also reflected the resumption of normal operations after the end of the labor disruption in Canada. Lower margins for manganese and ferroalloys reflected weak markets and lower volumes.

        Non-operating income (expenses)

             The following table details our net non-operating income (expenses) for the periods indicated.

	Year ended December 31,
	2010	2011
	(US$ million)
Financial income	US$ 290	US$ 718
Financial expenses	(2,646)	(2,465)
Gains on derivatives, net	631	75
Foreign exchange and monetary gains (losses), net	344	(1,641)

Non-operating income (expenses)	(US$ 1,381)	(US$ 3,313)

             We had net non-operating expenses of US$3.313 billion in 2011, compared to net US$1.381 billion in 2010. The principal factor in the change was the high level of foreign exchange losses in 2011. This and the other factors in the change are described below:

    •
    The net impact of foreign exchange and monetary variations was a charge of US$1.641 billion, due to appreciation of the U.S. dollar (in which most our debt is denominated) against the Brazilian real (which is our functional currency). This compares with a gain of US$344 million in 2010, when there was a small depreciation of the U.S. dollar.

    •
    The increase in financial income reflected the high level of cash we built up during late 2010 and 2011, prior to our dividend payments and share repurchases in the fourth quarter of 2011.

    •
    Financial expenses declined by 6.8%, mainly due to a favorable change in the amount recognized for change in the fair value of our outstanding shareholder debentures.

    •
    The net effect of fair value changes in derivatives had a positive impact on earnings of US$75 million in 2011 and US$631 million in 2010. This reflected the following categories of derivatives transactions:

    •
    Currency and interest rate swaps—We recognized net expense of US$59 million in 2011, compared to net income of US$771 million in 2010. These swaps are primarily to convert debt denominated in other currencies into U.S. dollars to protect our cash flow from exchange rate volatility.

    •
    Nickel derivatives—We recognized net income of US$103 million in 2011 and net expense of US$84 million in 2010. These derivatives are entered into as part of our nickel price protection program.

    •
    Bunker oil derivatives—We recognized net income of US$37 million in 2011. These derivatives were structured to minimize the volatility of the cost of maritime freight.

Income taxes

             For 2011, we recorded net income tax expense of US$5.282 billion, compared to US$3.705 billion in 2010. The effective tax rate on our pretax income was 19.7%, lower than the statutory rate, mainly because of the tax benefit of shareholder distributions categorized as interest on shareholders' equity. For more information, see Note 6 to our consolidated financial statements. Exchange variations directly impact the exchange gains or losses recognized on transactions between the parent company and certain subsidiaries with lower statutory tax rates. Although those gains and losses are eliminated from reported consolidated pretax amounts in the consolidation and currency re-measurement process, they are not eliminated for tax purposes since in Brazil there is no consolidated income tax regime. Our effective tax rate has historically been lower than the Brazilian statutory rate because: (i) income of some non-Brazilian subsidiaries is subject to lower rates of tax; (ii) we are entitled under Brazilian law to deduct the amount of our distributions to shareholders that we classify as interest on shareholders' equity; (iii) we benefit from tax incentives applicable to our earnings on production in certain regions of Brazil; and (iv) functional currency movements on some non-Brazilian subsidiaries are not taxable under Brazilian law. In addition, some of the foreign exchange variations that affect our operating results are not taxable.

Affiliates and joint ventures

             Our equity in the results of affiliates and joint ventures resulted in a net gain of US$1.135 billion in 2011, compared to a net gain of US$987 million in 2010. Our joint venture Samarco represented US$878 million of the 2011 amount, and the increase in 2011 is attributable to higher sales volumes and higher prices for iron ore pellets.

Results of operations—2010 compared to 2009

        Revenues

             Our net operating revenues increased 94.3%, to US$45.293 billion, in 2010, primarily as a result of higher prices for our major products. In response to strong demand, volumes sold increased for iron ore and other bulk materials, but not for nickel and copper due largely to the effect of the labor dispute at our Sudbury and Voisey's Bay operations, which has now ended. Of a total increase of US$22.542 billion in gross revenues, US$15.571 billion was attributable to higher prices for iron ore and iron ore pellets.

             The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated.

	Year ended December 31,
	2009	2010	% change
	(US$ million)
Bulk Materials:
Iron ore	US$ 12,831	US$ 26,384	105.6
Iron ore pellets	1,352	6,402	373.5
Manganese	145	258	77.9
Ferroalloys	372	664	78.5
Coal	505	770	52.5

Subtotal	15,205	34,478	126.8
Base Metals:
Nickel and other products (1)	3,947	4,712	19.4
Copper concentrate (2)	682	934	37.0
Aluminum products	2,050	2,554	24.6

Subtotal	6,679	8,200	22.8
Fertilizers:
Potash	413	280	(32.2)
Phosphates	–	1,211	–
Nitrogen	–	337	–
Other fertilizer products	–	18	–

Subtotal	413	1,846	347.0
Logistics:
Railroads	838	1,107	32.1
Ports	264	353	33.7
Shipping	2	5	–

Subtotal	1,104	1,465	32.7
Other products and services (3)	538	492	(8.6)

Gross revenues	23,939	46,481	94.2
Value added tax	(628)	(1,188)	89.2

Net operating revenues	US$ 23,311	US$ 45,293	94.3

(1)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Includes kaolin, pig iron and energy.

             The following table summarizes, for the periods indicated, the distribution of our operating revenues based on the geographical location of our customers.

	Operating revenue by destination
	2009		2010
	(US$ million)	(% of total)	(US$ million)	(% of total)
North America
Canada	US$ 886	3.7%	US$ 1,126	2.4%
United States	832	3.5	828	1.8
Mexico	24	0.1	74	0.2

	1,742	7.3	2,028	4.4
South America
Brazil	3,655	15.3	8,150	17.5
Other	342	1.4	810	1.7

	3,997	16.7	8,960	19.3
Asia
China	9,003	37.6	15,379	33.1
Japan	2,412	10.1	5,240	11.3
South Korea	883	3.7	1,934	4.2
Taiwan	681	2.8	1,179	2.5
Other	654	2.7	1,059	2.2

	13,633	56.9	24,791	53.3
Europe
Germany	1,085	4.5	3,092	6.7
United Kingdom	492	2.1	1,060	2.3
Italy	335	1.4	1,043	2.2
France	336	1.4	716	1.5
Belgium	336	1.4	440	0.9
Other	1,452	6.1	2,562	5.5

	4,036	16.9	8,912	19.2
Rest of the world	531	2.2	1,790	3.9

Total	US$ 23,939	100.0%	US$ 46,481	100.0%

Revenues by segment

             Iron ore.    Gross revenues from sales of iron ore increased 105.6% in 2010 compared to 2009, primarily as a result of an 84.9% increase in the average sale price and an 11.2% increase in volume sold. The increase in the average sales price resulted from strong demand for iron ore. The increase in volume was a consequence of the worldwide economic recovery. Given strong demand pressure, the market for iron ore has been very tight, with rising spot prices and a decreasing stock-to-consumption ratio in China relative to last year.

             Iron ore pellets.    Gross revenues from sales of iron ore pellets increased 373.5%, driven by a 118.5% increase in volume sold due to increased utilization of production capacity and a 118.7% increase in the average sales price due to strong demand.

             Manganese ore.    Gross revenues from sales of manganese ore increased 77.9%, driven by a 56.5% increase in the average sale price and a 13.5% increase in volume sold due to the demand from the steel industry, partially offset by stoppage occurred in mines for operational maintenance.

             Ferroalloys.    Gross revenues from sales of ferroalloys increased 78.5%, due primarily to a 60.7% increase in volume sold in connection with the recovery of the steel industry and a 10.9% increase in the average sales price.

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

             Nickel and other products.    Gross revenues from this segment increased 19.4%, mainly due to an increase in prices, partially offset by a decrease in volumes as a result of the labor strikes at our production plants in Sudbury and Voisey's Bay. The segment includes sales of nickel (representing 57.5% of base metals gross revenues for 2010) and sales of copper that is a by-product of our nickel operations. Gross revenues from nickel sales increased 17.6%, primarily due to a 50.6% increase in the average sales price due to an increase in the LME price, which was partially offset by a 22.8% decrease in volume sold. Gross revenues from copper sales increased 50.1%, primarily due to a 59.5% increase in the average sales price, which was partially offset by a 23.0% decrease in the volume sold.

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

    •
    Our total cost of goods sold increased 38.1% from 2009 to 2010. The increase is attributable to the increase in volume sold and to exchange rate variations, partially offset by our continuous efforts to reduce costs. Of the US$5.193 billion increase in cost of goods sold, higher volume sold and exchange rate variations were responsible for US$1.775 billion and US$1.323 billion, respectively. Also contributing to the increase was a higher level of purchases of third-party products for resale in order to meet excess demand, as well as our acquisition of fertilizer assets. These factors were partially offset by our efforts to reduce costs by optimizing the flow of materials, optimizing plant and labor utilization, and cutting administrative costs, among other measures.

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

    Operating income by segment

             The following table provides information about our operating income by segment and as a percentage of revenues for the years indicated.

	Year ended December 31,
	2009 Segment operating income (loss)		2010 Segment operating income (loss)
	(US$ million)	(% of net operating revenues)	(US$ million)	(% of net operating revenues)
Bulk materials:
Iron ore	US$6,659	52.6%	US$17,347	66.7%
Iron ore pellets	19	1.5	3,511	57.2
Manganese ore	31	21.7	105	41.8
Ferroalloys	34	10.4	270	44.9
Coal	(105)	–	(169)	–
Base metals:
Nickel and other products	(361)	–	165	3.5
Copper concentrate	129	19.5	197	21.8
Aluminum products	(191)	–	286	11.3
Fertilizers:
Potash	180	45.5	(29)	–
Phosphates	–	–	(27)	–
Nitrogen	–	–	(41)	–
Others fertilizer products	–	–	1	8.3
Logistics:
Railroads	65	9.3	85	9.2
Ports	36	15.9	47	15.4
Shipping	(7)	–	(8)	–
Other products and services	(432)	–	(45)	–

Total	US$6,057	26.0%	US$21,695	47.9%

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

        Non-operating income (expenses)

             The following table details our net non-operating income (expenses) for the periods indicated.

	Year ended December 31,
	2009	2010
	(US$ million)
Financial income	US$ 381	US$ 290
Financial expenses	(1,558)	(2,646)
Gains (losses) on derivatives, net	1,528	631
Foreign exchange and monetary gains, net	675	344
Gain on sale of assets	40	–

Non-operating income (expenses)	US$ 1,066	US$ (1,381)

             We had net non-operating expenses of US$1.381 billion in 2010, compared to net non-operating income of US$1.066 billion in 2009. The change in net non-operating income (expenses) was affected by the following factors:

    •
    A decrease in financial income of US$91 million, mainly due to a lower average cash balance.

    •
    An increase in financial expenses of US$1.088 billion, principally due to fair value changes in our liability under our shareholder debentures, IOF (financial operations tax) charges related to the conversion of our mandatorily convertible notes due June 2010 and higher financial interest due to a higher average level of debt.

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

        Income taxes

             For 2010, we recorded net income tax expense of US$3.705 billion, compared to US$2.100 billion in 2009. The effective tax rate on our pretax income was 18%, lower than the statutory rate, mainly because of a retroactive tax benefit eligible for recognition this year related to our Carajás iron ore operations and the tax benefit of shareholder distributions categorized as interest on shareholders' equity. For more information, see Note 6 to our consolidated financial statements.

             Exchange variations directly impact the exchange gains or losses recognized on transactions between the parent company and certain subsidiaries with lower statutory tax rates. Although those gains and losses are eliminated from reported consolidated pretax amounts in the consolidation and currency re-measurement process, they are not eliminated for Brazilian tax purposes since in Brazil there is no consolidated income tax regime. Our effective tax rate has historically been lower than the Brazilian statutory rate because: (i) income of some non-Brazilian subsidiaries is subject to lower statutory rates of tax; (ii) we are entitled under Brazilian law to deduct the amount of our distributions to shareholders that we classify as interest on shareholders' equity; (iii) we benefit from tax incentives applicable to our earnings on production in certain regions of Brazil; and (iv) functional currency movements on some non-Brazilian subsidiaries are not taxable under Brazilian law. In addition, some of the foreign exchange variations that affect our operating results are not taxable.
        Affiliates and joint ventures

             Our equity in the results of affiliates and joint ventures resulted in a net gain of US$987 million in 2010, compared to a net gain of US$433 million in 2009. Our joint venture Samarco represents US$798 million of the 2010 amount, and the increase in 2010 is attributable to higher sales volume and higher prices for iron ore pellets.

LIQUIDITY AND CAPITAL RESOURCES

Overview

             In the ordinary course of business, our principal funding requirements are for capital expenditures, dividend payments and debt service. We have historically met these requirements by using cash generated from operating activities and through borrowings, supplemented occasionally by dispositions of assets.

             For 2012, we have budgeted capital expenditures of US$21.4 billion, and announced a minimum dividend payment of US$6.0 billion to be paid in two installments of US$3.0 billion, with the first installment in April and the second in October. We paid US$9.0 billion in dividends during 2011 and repurchased US$3.0 billion of our common and preferred shares during the second half of 2011.

             We expect our operating cash flow and cash holdings to be sufficient to meet these anticipated requirements. We also regularly review acquisition and investment opportunities and, when suitable opportunities arise, we make acquisitions and investments to implement our business strategy. We may fund these investments with borrowings.

Sources of funds

             Our principal sources of funds are operating cash flow and borrowings. Our operating activities generated cash flows of US$24.5 billion in 2011.

             Our major new borrowing transactions in 2011 and to date in 2012 are summarized below:

    •
    In January 2012, our wholly owned finance subsidiary Vale Overseas issued US$1 billion notes due 2022, guaranteed by Vale, with a coupon of 4.375% per year, payable semi-annually. In April 2012, Vale Overseas reopened the notes and issued an additional US$1.250 billion.

    •
    In August 2011, we entered into an agreement with a syndicate of financial institutions to finance the acquisition of five large ore carriers of 400,000 DWT and two capesize bulkers of 180,000 DWT. The agreement provides a secured term loan facility of up to approximately US$530 million, which corresponds to 80% of the contract price of the vessels. As of December 31, 2011, Vale had drawn US$178 million under the facility. The banks also have the benefit of an insurance policy provided by K-Sure (Korea Trade Insurance Corporation).

    •
    In January 2011, we entered into an agreement with a group of commercial banks with the guarantee of the official Italian credit agency, Servizi Assicurativi Del Commercio Estero S.p.A—SACE, to provide us with a US$300 million facility with a final tenor of 10 years to guarantee lines of credit provided by commercial banks. As of December 31, 2011, we had drawn down all amounts available under this facility.

             In addition to the transactions described above, during 2011 we also borrowed US$1.761 billion under our existing financing agreements.

             In February 2011, we concluded the transfer to Hydro of a substantial portion of our aluminum assets, including our interests in Albras, Alunorte and CAP, together with off-take rights, outstanding commercial contracts and net debt of US$655 million. In this transaction we received US$503 million in cash and 22% of Hydro's outstanding common shares. Also as part of the transaction, we transferred the Paragominas bauxite mine and all of our other Brazilian bauxite mineral rights (apart from rights owned through our stake in MRN) to Paragominas, 60% of which we transferred to Hydro in exchange for US$578 million in cash. We will transfer our remaining interest in Paragominas to Hydro in two equal tranches in 2014 and 2016, each in exchange for US$200 million, subject to certain contingent adjustments.

             In April 2011, we entered into a new revolving credit agreement with a syndicate of banks that added US$3 billion to the total amount available under our revolving credit facilities, which can be drawn by Vale S.A., Vale Canada and Vale International. As of December 31, 2011, none of the borrowers had drawn any amounts under these facilities.

Uses of funds

    Capital expenditures

             Capital expenditures amounted to US$18.0 billion in 2011, and we have budgeted US$21.4 billion for 2012. Our actual capital expenditures may differ from the budgeted amount for a variety of reasons, including unexpected changes in currency prices. These capital expenditure figures include some amounts that are treated as current expenses for accounting purposes, such as expenses for project development, maintenance of existing assets and research and development. For more information about the specific projects for which we have budgeted funds, see—Capital expenditures and projects.

    Distributions

             We paid total dividends of US$9 billion in 2011 (including distributions classified as interest on shareholders' equity). In January 2011, we paid an extraordinary dividend of US$1 billion and announced a minimum dividend for the year of US$4 billion, consisting of US$2 billion in April 2011 and US$2 billion in October 2011. Subsequently, we also paid additional dividends of US$3 billion in August 2011 and

US$1 billion in October 2011. The minimum dividend we have announced for 2012 is US$6.0 billion, payable in two equal installments in April and October.

    Tax payments

             We paid US$7.293 billion in income tax during 2011. This amount includes US$3.746 billion in social contribution tax (Contribuição Social sobre o Lucro Líquido—CSLL) that we paid as a result of a recent adverse decision by a Brazilian court, in order to avoid a penalty that would otherwise have applied 30 days after the decision. Vale continues to dispute the merits of this proceeding, which relates to the exemption from CSLL for export revenues. The amount we paid had previously been provisioned.

    Share repurchases

             We repurchased US$3 billion of our common and preferred shares during the second half of 2011. For more information, see—Purchase of equity securities by the issuer and affiliated purchasers.

    Acquisitions

             In December 2011, we concluded a tender offer to acquire up to 100% of the publicly held shares of our subsidiary Vale Fertilizantes. As a result of the public offer, we acquired 83.8% of the publicly held common shares and 94.0% of the publicly held preferred shares of Vale Fertilizantes, which correspond to 0.1% of the total common shares and 29.8% of the total preferred shares of Vale Fertilizantes. Both the common and preferred shares were acquired for R$25.00 per share, amounting to a total of R$2.1 billion (US$1.1 billion). Shortly thereafter, Vale Fertilizantes' registration as a publicly listed company in Brazil was cancelled. The shareholders of Vale Fertilizantes held a general shareholders meeting in January 2012 and approved the redemption of the remaining free floating common and preferred shares. As a result, Vale holds 100% of the common shares and 100% of the preferred shares of Vale Fertilizantes. For more information, see—Significant changes in our business.

Debt

             At December 31, 2011, we had aggregate outstanding debt of US$23.055 billion. Our outstanding long-term debt (including the current portion of long-term debt and accrued charges) was US$23.033 billion, compared with US$24.414 billion at the end of 2010. At December 31, 2011, US$648 million of our debt was secured by liens on some of our assets. At December 31, 2011, the average debt maturity was 9.81 years, compared to 9.92 years in 2010.

             Our short-term debt consists primarily of U.S. dollar-denominated trade financing with commercial banks. At December 31, 2011, we had US$22 million of outstanding short-term debt.

             Our major categories of long-term indebtedness are as follows. The amounts given below include the current portion of long-term debt and exclude accrued charges.

    •
    U.S. dollar-denominated loans and financing (US$3.189 billion at December 31, 2011).    This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations. The largest facility is a pre-export financing facility linked to future receivables from export sales, which was originally entered in the amount of US$6.0 billion. The outstanding amount at December 31, 2011 was US$650 million.

    •
    U.S. dollar-denominated fixed rate notes (US$10.483 billion at December 31, 2011).    Through our finance subsidiary Vale Overseas Limited, we have issued in public offerings several series of fixed-rate debt securities with a Vale guarantee, totaling US$9.131 billion. Our subsidiary Vale Canada has outstanding fixed rate debt in the amount of US$1.351 billion.

    •
    Euro-denominated fixed rate notes (US$970 million at December 31, 2011).    On March 24, 2010, we issued €750 million of fixed-rate notes in a global public offering. These notes are due in 2018 and have a coupon of 4.375% per year, payable annually.

    •
    Real-denominated non-convertible debentures (US$2.505 billion at December 31, 2011).    In November 2006, we issued non-convertible debentures in the amount of approximately US$2.600 billion, in two series, with four- and seven-year maturities. The first series, approximately US$700 million at issuance, matured in 2010. The second series, approximately US$1.900 billion at issuance, matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year. At December 31, 2011, the total amount of the second series was US$2.157 billion.

    •
    Other debt (US$5.553 billion at December 31, 2011).    We have outstanding debt, principally owed to BNDES and Brazilian commercial banks, denominated in Brazilian reais and other currencies.

             We also have a variety of credit lines. At December 31, 2011, these included the following:

    •
    A credit line for US$530 million with a syndicate of financial institutions to finance the acquisition of five large ore carriers and two capesize bulkers at two Korean shipyards. As of December 31, 2011, we had drawn US$178 million under this facility.

    •
    A credit line for US$1 billion with Export Development Canada to finance our investment program. As of December 31, 2011, we had drawn US$500 million under this facility.

    •
    A US$1.2 billion facility with The Export-Import Bank of China and the Bank of China Limited to finance the construction of 12 very large ore carriers. As of December 31, 2011, we had drawn US$467 million under this facility.

    •
    Framework agreements signed in May 2008 with the Japan Bank for International Cooperation ("JBIC") and Nippon Export and Investment Insurance ("NEXI") for US$5 billion of financing for mining, logistics and power generation projects. We have a fully drawn US$300 million export facility, through our subsidiary PTVI, with Japanese financial institutions to finance the construction of the Karebbe hydroelectric power plant on the Larona River in Sulawesi, Indonesia.

    •
    Credit lines for R$7.3 billion, or US$4.0 billion, with BNDES to help finance our investment program. As of December 31, 2011, we had drawn the equivalent of US$1.496 billion under this facility.

    •
    Facilities with BNDES totaling R$877 million, or US$492 million, to finance the acquisition of domestic equipment. As of December 31, 2011, we had drawn the equivalent of US$329 million under these facilities.

             We have revolving credit facilities with syndicates of international banks. At December 31, 2011, the total amount available under these facilities was US$4.1 billion. A portion of these facilities, US$1.1 billion, will expire in May 2012. As of December 31, 2011, we had not drawn any amounts under these facilities, but US$107 million of letters of credit were issued and outstanding under a facility of Vale Canada.

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

             We have been making semi-annual payments to holders of shareholder debentures, which reached US$7 million in 2009, US$10 million in 2010 and US$14 million in 2011. See Note 20 to our consolidated financial statements for a description of the terms of the debentures.

CONTRACTUAL OBLIGATIONS

             The following table summarizes our contractual obligations at December 31, 2011. This table excludes other common non-contractual obligations that we may have, including pension obligations, deferred tax liabilities and contingent obligations arising from uncertain tax positions, all of which are discussed in the notes to our consolidated financial statements.

	Payments due by period
	Total	Less than 1 year	2013-2014	2015-2016	Thereafter
	(US$ million)
Long-term debt(1)	US$22,700	US$1,162	US$4,415	US$2,559	US$14,564
Short-term debt	22	22	–	–	–
Short-term debt associated with assets held for sale	8	8	–	–	–
Interest payments(2)	14,324	1,311	2,353	1,891	8,769
Operating lease obligations(3)	1,537	153	255	220	909
Purchase obligations(4)	16,396	7,858	4,640	1,753	2,145

Total	US$54,987	US$10,514	US$11,663	US$6,423	US$26,387

(1)
Amounts include the current portion of long-term debt and do not include accrued charges.
(2)
Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2011 and assuming (i) that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payments dates, and (ii) that our perpetual bonds are redeemed on the first permitted redemption date.
(3)
Amounts include fixed payments related to the operating lease contracts for the pellet plants.
(4)
Obligations to purchase materials. Amounts are based on contracted prices, except for purchases of iron ore from mining companies located in Brazil, which are based on Q1 2012 average prices.

OFF-BALANCE SHEET ARRANGEMENTS

             At December 31, 2011, we did not have any off-balance sheet arrangements as defined in the SEC's Form 20-F. For information on our contingent liabilities see Note 20 to our consolidated financial statements.

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

             Our Environmental Department defines the rules and procedures that should be used to evaluate our asset retirement obligations. The future costs of retirement of our mines and sites are reviewed annually, in each case considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate. At December 31, 2011, we estimated the fair value of our aggregate total asset retirement obligations to be US$1.77 billion.

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

             We are required to assign goodwill to reporting units and to assess each reporting unit's goodwill for impairment at least annually and whenever circumstances indicating that recognized goodwill might not be fully recovered are identified. On September 15, 2011, FASB issued Accounting Standards Update (ASU) No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The standard provides the option to first assess qualitative factors to determine whether it is necessary to further perform the first and second steps of the goodwill impairment test. In assessing the qualitative factors, if it is more likely than not that the fair value of the reporting unit exceeds its carrying amount, the first and second steps of the goodwill impairment test are not required and no goodwill impairment charge is required. Otherwise, the entity will be required to perform the first and second steps of the goodwill impairment test to assess whether an impairment exists. In the first step of a goodwill impairment test, we compare a reporting unit's fair value with its carrying amount to identify any potential goodwill impairment loss. If the carrying amount of a reporting unit exceeds the unit's fair value, we carry out the second step of the impairment test to measure the amount, if any, of the unit's goodwill impairment loss. Goodwill arising from a business combination with a continuing non-controlling interest is tested for impairment by using an approach that is consistent with the approach that the entity used to measure the non-controlling interest at the acquisition date. For equity investees we determine annually whether there is an other-than-temporary decline in the fair value of the investment.

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

             Recognition of additional goodwill impairment charges in the future would depend on several estimates, including market conditions, recent actual results and management's forecasts. This information will be obtained when our assessment is updated during the fourth quarter of 2012, or earlier if impairment indicators are identified. It is not possible at this time to determine whether an impairment charge will be taken in the future and if it were to be taken, whether such charge would be material.

Derivatives

             We are required to recognize all derivative financial instruments, whether designated in hedging relationships or not, on our balance sheet and to measure such instruments at fair value. The gain or loss in fair value is included in current earnings, unless the derivative to which the gain or loss is attributable qualifies for hedge accounting. We have entered into cash flow hedges that qualify for hedge accounting. Unrealized fair value adjustments to cash flow hedges are recognized in other comprehensive income. We use well-known market participants' valuation methodologies to compute the fair value of instruments. To evaluate the financial instruments, we use estimates and judgments related to present values, taking into account market curves, projected interest rates, exchange rates, forward market prices and their respective volatilities, when applicable. We evaluate the impact of credit risk on financial instruments and derivative transactions, and we enter into transactions with financial institutions that we consider to have a high credit quality. The exposure limits to financial institutions are proposed annually by the Executive Risk Committee and approved by the Board of Executive Officers. The financial institution's credit risk tracking is performed making use of a credit risk valuation methodology that considers, among other information, published ratings provided by international rating agencies and other management judgments. During 2011, we implemented hedge accounting partially for strategic nickel hedge and for a foreign exchange hedge. At December 31, 2011, we had US$37 million of realized gains related to derivative instruments designated as cash flow hedges. In 2011, we recorded to the income statement gains of US$75 million in relation to derivative instruments.

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

             Determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax assets requires significant management judgment, estimates and assumptions about matters that are highly uncertain. For each income tax asset, we evaluate the likelihood of whether some portion or the entire asset will not be realized. The valuation allowance made in relation to accumulated tax loss carryforwards depends on our assessment of the probability of generation of future taxable profits within the legal entity in which the related deferred tax asset is recorded, based on our production and sales plans, selling prices, operating costs, environmental costs, group restructuring plans for subsidiaries and site reclamation costs and planned capital costs.

Contingencies

             We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and we disclose material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Note 20 to our consolidated financial statements.

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

             The provision for contingencies at December 31, 2011, totaling US$1.686 billion, consists of provisions of US$751 million for labor, US$248 million for civil, US$654 million for tax and US$33 million for other claims.

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

RISK MANAGEMENT

             The aim of our risk management strategy is to promote enterprise-wide risk management that supports our growth strategy, strategic plan, corporate governance practices and financial flexibility to support maintenance of investment grade status. We developed an integrated framework for managing risk, which considers the impact on our business of not only market risk factors (market risk), but also risks arising from third party obligations (credit risk), risks associated with inadequate or failed internal processes, people, systems or external events (operational risk) and risks associated with political and regulatory conditions in countries in which we operate (political risk).

             In furtherance of this objective and in order to further improve our corporate governance practices, our Board of Directors has established a company-wide risk management policy and an Executive Risk Management Committee. The risk management policy requires that we regularly evaluate and monitor the corporate risk on a consolidated basis in order to guarantee that our overall risk level remains in line with the guidelines defined by the Board of Directors and the Executive Board.

             The Executive Risk Management Committee is responsible for supporting the Board of Executive Officers in performing risk analysis and for issuing opinions regarding proper risk management. The committee is also responsible for the supervision and revision of the principles and instruments of company-wide risk management, in addition to reporting periodically to the Board of Executive Officers regarding the major risks we are exposed to and the impact of new investments, projects and disinvestments in our risk profile. As of April 2012, the members of the Executive Risk Management Committee were: Tito Botelho Martins, Chief Financial Officer and Executive Director for Investor Relations, Procurement and Shared Services, José Carlos Martins, Executive Officer responsible for Ferrous Minerals Operations and Marketing, Sonia Zagury, Corporate Finance Director, Efrem José Daumas Junior, Planning, Development and Continuous Improvement Director and Roberto Moretzsohn, Marketing and Sales Base Metals Director.

             Under our risk management policy, we may assign specific risk limits to certain management activities that require market, credit or sovereign risk limits. Those limits will be observed and evaluated using certain risk metrics, including Value at Risk (VaR).

Market risk

             We are exposed to various market risk factors that can impact our financial stability and cash flow. An assessment of the potential impact of the consolidated market risk exposure is performed periodically to inform our decision making processes and growth strategy, ensure financial flexibility and monitor future cash flow volatility.

             When necessary, market risk mitigation strategies are evaluated and implemented. Some of these strategies may incorporate financial instruments, including derivatives. The financial instrument portfolios are monitored on a monthly basis, enabling us to properly monitor financial results and their impact on cash flow, and ensure correlation between the strategies implemented and the proposed objectives.

             Considering the nature of our business and operations, the main market risk factors that we are exposed to are: interest rates, foreign exchange rates, product prices and input costs.

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

             Under the Standard Accounting for Derivative Financial Instruments and Hedging Activities, all derivatives, whether designated as hedging relationships or not, are required to be recorded on the balance sheet at fair value, and the gain or loss in fair value is included in current earnings, unless the derivative is designated as in a hedging relationship, thereby qualifying as hedge accounting. In order to be deemed an effective hedging relationship, a change in the fair value of the derivative must be offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, we perform effectiveness tests in order to assess the effectiveness of the hedging relationships and quantify ineffectiveness for all designated hedges.

             At December 31, 2011, Vale had outstanding positions designated as hedging relationships, or more specifically, cash flow hedges. A cash flow hedge is a hedge of the exposure to the variability in expected future cash flows that is attributable to a particular risk, such as a forecasted purchase or sale. If a derivative is designated as cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement at the time the hedged item is recorded, enabling gains and losses on the hedging instrument to be recognized in the income statement in the same period as offsetting losses or gains on the hedged item. However, the ineffective portion of changes in the fair value of the derivatives designated as hedges is recognized in the income statement. Consequently, if a portion of a derivative contract is excluded for purposes of effectiveness testing, the value of such excluded portion is recognized on the income statement.

             The asset (liability) balances at December 31, 2011 and 2010 and the movement in fair value of derivative financial instruments are shown in the following table.

	Interest rates (LIBOR)/ Currencies	Aluminum products	Copper/ Coal	Nickel	Freight	Fuel/ Natural gas	Total
Fair value at January 1, 2010	US$870	US$(87)	US$–	US$(28)	US$29	US$49	US$833
Financial settlement	(1,329)	63	3	97	(25)	(35)	(1,226)
Unrealized gains (losses) in the year	832	(36)	(5)	(137)	(5)	3	652
Effect of exchange rate changes	18	(1)	–	1	(1)	(1)	16

Unrealized gain (loss) at December 31, 2010	US$391	US$(61)	US$(2)	US$(67)	US$(2)	US$16	US$275

Fair value at January 1, 2011	US$391	US$(61)	US$(2)	US$(67)	US$(2)	US$16	US$275
Financial settlement	(435)	4	2	(89)	2	(49)	(565)
Unrealized gains (losses) in the year	(95)	–	–	317	–	37	259
Effect of exchange rate changes	(107)	57	–	–	–	–	(50)

Unrealized gain (loss) at December 31, 2011	US$(246)	US$–	US$–	US$161	US$–	US$4	US$(81)

Foreign exchange rate and interest rate risks

             Our cash flows are exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar. We frequently use derivative instruments, primarily forward transactions and swaps, in order to reduce our potential cash flow volatility arising from this currency mismatch.

             We use swap transactions to effectively convert debt linked to Brazilian reais into U.S. dollars. These transactions typically have similar—or sometimes earlier—settlement dates than the final maturity dates of the associated debt instruments. Likewise, the notional amounts of the swap transactions are similar to the principal and interest payments of the debt, subject to liquidity market conditions. The swaps with shorter settlement dates are then renegotiated over time so that their final maturity matches, or approaches, the debt's final maturity. At each settlement date, the results of the swap transactions partially offset the impact of the foreign exchange rate in Vale's obligations, helping stabilize the cash disbursements in U.S. dollars.

             In the event of an appreciation (depreciation) of the Brazilian real against the U.S. dollar, the negative (positive) impact on our real-denominated debt obligations (interest and/or principal payment) measured in U.S. dollars will be partially offset by an associated positive (negative) effect from any existing swap transaction, regardless of the U.S. dollar/real exchange rate on the payment date. The same rationale applies to debt denominated in other currencies and their respective swaps.

             We are also exposed to interest rate risk on loans and financings. Our floating rate debt consists mainly of loans including export pre-payments, commercial bank loans and multilateral organization loans. In general, the U.S. dollar floating rate debt is subject to changes in LIBOR (London Interbank Offer Rate) in U.S. dollars. To mitigate the impact of interest rate volatility on our cash flows, we take advantage of natural hedges resulting from the correlation between commodity prices and U.S. dollar floating interest rates. If such natural hedges are not present, we may opt to obtain the same effect by using financial instruments.

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

	At December 31,
	2010		2011
	(US$ million, except percentages)
Floating rate debt:
Real-denominated	7,476	30.2%	7,595	33.5%
Denominated in other currencies	4,969	20.1%	3,250	14.3%
Denominated in other currencies associated with assets held for sale(1)	702	2.8%	–	–

Fixed rate debt:
Real-denominated	123	0.5%	400	1.8%
Denominated in other currencies	11,503	46.4%	11,455	50.4%

Subtotal	24,773	100.0%	22,700	100.0%
Accrued charges	343	–	333	–
Accrued charges associated with assets held for sale(1)	3	–	–	–

Total	25,118	–	23,033	–

(1)
We transferred our aluminum business in Albras, Alunorte and CAP, among other items, to Hydro in February 2011, in exchange for a 22.0% equity interest in Hydro as part of the consideration.

             The following table provides information about our debt obligations as of December 31, 2011. It presents the principal cash flows and related weighted average interest rates of these obligations by expected maturity date. Weighted average variable interest rates are based on the applicable reference rate at December 31, 2011. Actual cash flows of these debt obligations are denominated mainly in U.S. dollars or reais, as indicated.

	Weighted average interest rate(1)(2)	2012	2013	2014	2015	2016	To 2040	Total	Fair value cash flow at December 31, 2011(3)
	(%)	(US$ million)
US$-denominated
Fixed rate:
Bonds	6.49	402	124	–	300	952	8,461	10,239	11,597
Loans	8.50	–	–	–	–	–	39	39	39
Floating rate:
Loans	6.63	123	145	173	173	173	828	1,615	1,705
Trade finance	1.86	375	435	35	35	35	660	1,575	1,598

Subtotal		900	704	208	508	1,160	9,988	13,468	14,939

Real-denominated
Fixed rate loans	3.95	9	29	42	51	53	216	400	474
Floating rate loans	8.52	235	2,440	952	364	362	2,878	7,231	7,235

Subtotal		244	2,469	994	415	415	3,094	7,631	7,709

Denominated in other currencies
Fixed rate
Eurobonds	4.93	–	–	–	–	–	970	970	1,034
Loans	8.67	9	3	23	24	27	121	207	207
Floating rate loans	3.31	9	8	6	5	5	28	61	61

Subtotal		18	11	29	29	32	1,119	1,238	1,301

No maturity		–	–	–	–	–	363	363	363

Total		1,162	3,184	1,231	952	1,607	14,564	22,700	24,312

(1)
Weighted average interest rates do not take into account the effect of the derivatives.
(2)
Weighted average variable interest rates are based on the applicable reference rate at December 31, 2011.
(3)
Includes only long-term debt obligations.

             As of December 31, 2011, the total principal amount and interest of our real-denominated debt converted through swaps into U.S. dollars was US$6.0 billion and the total principal amount and interest of our euro-denominated debt converted through swaps into U.S. dollars was US$649 million, with an average cost in U.S. dollars of 3.22% per year after swap transactions and with maturity until September 2029. Most of those contracts are subject to semi-annual interest payments.

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

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2011	2010	Index			2011	2010
	(million)					(US$ million)
CDI vs. fixed rate swap
Receivable	R$ 5,542	R$ 5,542	CDI	103.03%	2015	3,049	3,447
Payable	US$3,144	US$3,144	USD	3.87%		(3,252)	(3,248)

Total						(203)	199

CDI vs. floating rate swap
Receivable	R$ 428	R$ 428	CDI	103.51%	2015	242	272
Payable	US$ 250	US$ 250	LIBOR	0.99%		(260)	(262)

Total						(18)	10

    Protection program for real-denominated debt indexed to TJLP

             In order to reduce cash flow volatility, we entered into swap transactions to convert to U.S. dollars the cash flows related to indebtedness to BNDES indexed to TJLP. In these swaps, we pay either fixed or floating rates in U.S. dollars and receive payments linked to TJLP.

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2011	2010	Index			2011	2010
	(million)					(US$ million)
TJLP vs. fixed rate swap(1)
Receivable	R$ 3,107	R$ 2,418	TJLP	1.37%	2019	1,567	1,244
Payable	US$1,611	US$1,228	USD	2.65%		(1,576)	(1,180)

Total						(9)	64

TJLP vs. floating rate swap(1)
Receivable	R$ 774	R$ 739	TJLP	0.96%	2019	372	371
Payable	US$ 365	US$ 372	LIBOR	(1.14)%		(309)	(343)

Total						63	28

(1)
Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

    Protection program for real-denominated fixed debt

             In order to hedge against cash flow volatility, we entered into a swap transaction to convert the cash flows from loans with BNDES in Brazilian reais linked to a fixed rate into U.S. dollars linked to a fixed rate. In these swaps, we receive fixed rates in reais and pay fixed rates in U.S. dollars.

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2011	2010	Index			2011	2010
	(million)					(US$ million)
BRL fixed rate vs. USD fixed rate swap
Receivable	R$ 615	R$ 204	Fixed	4.64%	2016	277	94.2
Payable	US$355	US$121	USD	(1.20)%		(300)	(93.6)

Total						(23)	0.6

    Foreign exchange cash flow hedges

             We entered into swap transactions to mitigate our exchange rate exposure arising from the currency mismatch between our revenues in U.S. dollars and our disbursements and investments in reais. Those transactions were designated as cash flow hedges.

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2011	2010	Index			2011	2010
	(million)					(US$ million)
Receivable	R$ 820	R$ 880	Fixed	6.2%	2011	427	522
Payable	US$450	US$510	USD	0%		(440)	(500)

Total						(13)	22

    Protection program for euro-denominated floating rate debt

             We entered into a swap transaction to convert the cash flows from a 2003 euro-denominated loan linked to EURIBOR (Euro Interbank Offered Rate) to U.S. Dollars linked to LIBOR. In this trade, we received floating rates in euros (EURIBOR) and paid floating rates in U.S. dollars (LIBOR). This program ended in 2011.

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2011	2010	Index			2011	2010
	(million)					(US$ million)
Receivable	–	€ 2	EUR	–	2011	–	3.2
Payable	–	US$3	USD	–		–	(2.7)

Total						–	0.5

    Protection program for euro-denominated fixed rate debt

             We entered into a swap transaction to convert cash flows from loans in euros linked to a fixed rate to U.S. dollars linked to a fixed rate. In this swap, we receive fixed rates in euros and pay fixed rates in U.S. dollars. This trade was used to convert the cash flow of a debt denominated in euros, with a notional amount of €750 million that was issued in 2010.

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2011	2010	Index			2011	2010
	(million)					(US$ million)
Receivable	€ 500	€ 500	EUR	4.375%	2014	723	760
Payable	US$675	US$675	USD	4.712%		(759)	(769)

Total						(36)	(9)

    Protection program for US$ floating rate debt

             Our wholly owned subsidiary Vale Canada entered into a swap to convert U.S. dollar floating rate debt into U.S dollar fixed rate debt in connection with debt issued in 2004 with a notional amount of US$200 million. In this swap, we paid fixed rates in U.S. dollars and received floating rates in LIBOR. This program ended in 2011.

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2011	2010	Index			2011	2010
	(million)					(US$ million)
Receivable	–	US$100	USD	–	2011	–	100
Payable			USD	–		–	(104)

Total						–	(4)

    Protection program for interest rates

             In the fourth quarter of 2011, we entered into a forward transaction relating to 10-year U.S. treasury notes in order to help protect against certain insurance debt costs that are indexed to this rate.

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2011	2010	Buy/Sell			2011	2010
	(million)					(US$ million)
Forward	US$900	–	Buy	1.9423%	2012	(5.3)	–

    Foreign exchange protection program for fixed price coal sales

             In order to reduce cash flow volatility associated with a fixed price coal contract, we entered into an Australian dollar forward purchase contract to equalize production cost and revenue currencies exposure. This program ended in 2011.

	Notional value at December 31,					Fair value at December 31,
				Average rate (AUD/USD)	Final maturity
Flow	2011	2010	Buy/Sell			2011	2010
	(million)					(US$ million)
Forward	–	AUD$7	Buy	–	2011	–	2

    Protection program for cash investment yield exposure

             In order to link the returns of part of the cash invested on the Brazilian market to U.S. dollar yield, we entered into a swap transaction to convert real-denominated cash investments in CDI to a fixed rate in U.S. dollars. In these swaps, we received U.S. dollars at fixed rates and paid reais linked to CDI. This program ended in December 2011.

    Foreign exchange protection program for Vale's bid offer for assets in the African copperbelt

             In order to reduce the volatility of South African rands on the value of a bid, denominated in U.S. dollars, we had placed for assets in the African copperbelt, we entered into rand-denominated forward purchase transactions in April 2011. On July 2011, we terminated our offer to purchase these assets. The transactions relative to this program were settled on July 2011.

    Foreign exchange protection program for cash flow

             In order to hedge cash flow volatility, we entered into a swap transaction to convert part of our cash flow linked to reais to a fixed rate in U.S. dollars. In those swaps, Vale paid fixed rates in U.S. dollars and received fixed rates in reais. This program ended in December 2011.

Product price and input cost risk

             We are also exposed to market risks associated with commodity price volatility. In line with our risk management policy, we also employ risk mitigation strategies, including forward transactions, futures contracts and zero-cost collars, to mitigate against the effects of commodity price volatility on our cash flows.

    Nickel sales hedging program

             In order to reduce cash flow volatility in 2011 and 2012, we entered into forward-sale transactions that were accounted for as cash flow hedges. These transactions fixed the prices of part of the sales in the period.

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/ton)	Final maturity
Flow	2011	2010	Buy/Sell			2011	2010
	(ton)					(US$ million)
Forward	19,998	18,750	Sell	25,027	2012	125	(52)

    Nickel fixed price program

             We entered into derivatives in connection with fixed price nickel sales contracts to preserve exposure to nickel price fluctuations. These transactions are intended to achieve a minimum price equal to the average LME price on the date of product delivery. These transactions normally involve buying nickel forwards (over-the-counter) or futures (exchange traded) contracts and are usually settled on the settlement dates of the related commercial contracts. We also have contracts subject to margin calls for some nickel trades executed by Vale Canada, but the total cash amount as of December 2011 was not material. Whenever the "Nickel sales hedging program", described above, is executed, this program is interrupted.

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/ton)	Final maturity
Flow	2011	2010	Buy/Sell			2011	2010
	(ton)					(US$ million)
Nickel futures	162	2,172	Buy	21,346	2012	(0.4)	13

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

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/ton)	Final maturity
Flow	2011	2010	Buy/Sell			2011	2010
	(ton)					(US$ million)
Nickel futures	228	108	Sell	18,744	2012	0.03	(0.2)

    Bunker oil purchase protection program

             In order to reduce the impact of bunker oil price fluctuation on our freight costs, we have entered into bunker oil derivatives, usually through forward purchases and swaps. We had no open positions on December 31, 2011.

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/metric ton)	Final maturity
Flow	2011	2010	Buy/Sell			2011	2010
	(metric ton)					(US$ million)
Forward	–	240,000	Buy	–	2011	–	11

    Copper scrap purchase protection program

             This program was implemented in order to reduce cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of sale of final products to customers. Copper scrap, combined with other raw materials or inputs, is used to produce copper by Vale Canada, our wholly owned subsidiary. This program usually is implemented by the sale of forwards or futures on the LME or over-the-counter operations.

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/lbs)	Final maturity
Flow	2011	2010	Buy/Sell			2011	2010
	(lbs)					(US$ million)
Forward	892,869	386,675	Sell	3.5	2012	0.1	(0.3)

    Embedded derivatives—raw material and intermediate products purchase

             Our cash flow is also exposed to various market risks associated with certain of our contracts that contain embedded derivatives or behave as derivatives. These derivatives may be embedded in, but are not limited to, commercial contracts, purchase agreements, leases, bonds, insurance policies and loans.

             Our wholly owned subsidiary Vale Canada has nickel concentrate and raw materials purchase agreements, in which there are provisions tied to the movement of nickel and copper prices, which function as embedded derivatives.

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/ton)	Final maturity
Flow	2011	2010	Buy/Sell			2011	2010
	(ton)					(US$ million)
Nickel forwards	1,951	1,960	Sell	18,337	2012	(0.36)	(1.0)
Copper forwards	6,653	6,389		7,495		0.48	(3.2)

Total						0.12	(4.2)

Credit risk

    Commercial credit risk management

             We are exposed to credit risk arising from trade receivables, derivative transactions, payment guarantees and cash investments. Our credit risk management process provides a framework for assessing and managing counterparties' credit risk and for maintaining our risk at an acceptable level. In order to protect against commercial credit exposure, our Board of Executive Officers sets annually global credit risk limits and working capital limits, both monitored on a monthly basis, and the risk management department approves credit risk limits for each counterparty.

             We assign an internal credit rating to each counterparty using our own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty's strategic position and history of commercial relations.

             Based on the counterparty's credit risk, or based on our consolidated credit risk profile, risk mitigation strategies may be used to minimize credit risk in order to meet the risk level approved by the Board of Executive Officers. The main credit risk mitigation strategies include credit risk insurance, mortgages, letters of credit and corporate guarantees, among others.

             From a geographic standpoint, we have a well-diversified accounts receivable portfolio, with China, Europe, Brazil and Japan the regions with most significant exposure. According to each region, different guarantees can be used to enhance the credit quality of the receivables. Each counterparty position in the portfolio is periodically monitored and we automatically block additional sales to customers in delinquency.

    Treasury credit risk management

             To manage the credit exposure arising from cash investments and derivative instruments, our Executive Board approves, on an annual basis, credit limits by counterparty. Furthermore, the risk management department controls our portfolio diversification, the aggregate exposure related to counterparty credit spread volatility and the overall credit risk of the treasury portfolio. All positions are monitored daily and are reported monthly to the Executive Risk Management Committee and to the Board of Executive Officers.

             To calculate the exposure we face to a counterparty that has entered into several derivative transactions with us, we consider the aggregate exposure of each derivative transaction executed with this counterparty. We also assess the creditworthiness of its counterparties in treasury operations, employing an internal methodology similar to that used for commercial credit risk management, which aims to define a default probability for each counterparty based on market prices, credit ratings and the counterparty's financial information.

             Our credit risk management processes provide a framework for assessing and managing counterparty credit risk and for maintaining our risk at an acceptable level. The Executive Risk Management Committee analyzes and recommends to the Board of Executive Officers the maximum credit risk exposure to trade receivables and the maximum credit risk exposure to financial institutions that are acceptable at both the counterparty and at the portfolio level.

Operational risk

             Operational risk management is the structured approach we take to manage uncertainty related to inadequate or failed internal processes, people and systems and to external events.

             We mitigate operational risk with new controls and improvement of existing ones, with transfer of risk through insurance and establishment of financial provisions. As a result, the Company seeks to have a clear view of its major risks, the best cost-benefit mitigation plans it must invest in and the controls in place to monitor the impact of operational risk closely and to efficiently allocate capital to reduce it.

             More specifically, our operational risk management involves a consistent and systematic process to assess and manage risks that could prevent the Company from reaching its business objectives. The most important events are analyzed to understand the causes and respective controls that can prevent the event and/or respond and recover from the event. Standard risk measures such as the Most Foreseeable Loss and the Residual Risk, both based on Vale's Risk Matrix, are part of the risk management process, which enables consistent discussions by our management regarding whether additional resources are required to lower risk levels. The most significant risks identified in the process are reported to the Executive Risk Management Committee where decisions are made and action plans approved to further reduce risks where necessary.

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

             The following table sets forth information regarding ownership of Vale shares as of March 31, 2012 by the shareholders we know beneficially own more than 5% of any class of our outstanding capital stock, and by our directors and executive officers as a group.

	Common shares owned	% of class	Preferred shares owned	% of class
Valepar(1)	1,716,435,045	52.7%	20,340,000	1.0%
BNDESPAR(2)	218,386,481	6.7%	69,432,771	3.3%
Aberdeen Asset Managers Limited(3)	1,257,000	Less than 1.0%	105,832,561	5.0%
Directors and executive officers as a group	54,344	Less than 1.0%	931,154	Less than 1.0%

(1)
See the following tables for information about Valepar's shareholders.
(2)
BNDESPAR is a wholly owned subsidiary of BNDES. The figures do not include common shares beneficially (as opposed to directly) owned by BNDESPAR.
(3)
Based on a reported beneficial ownership dated March 23, 2012. Aberdeen Asset Managers Limited is a subsidiary of Aberdeen Asset Management plc.

             The Brazilian government also owns 12 golden shares of Vale, which give it veto powers over certain actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities.

             The table below set forth information regarding ownership of Valepar common shares as of March 31, 2012.

	Common shares owned	% of class
Valepar shareholders
Litel Participações S.A.(1)	637,443,857	49.00%
Eletron S.A.(2)	380,708	0.03
Bradespar S.A.(3)	275,965,821	21.21
Mitsui(4)	237,328,059	18.24
BNDESPAR(5)	149,787,385	11.51

Total	1,300,905,830	100.00%

(1)
Litel owns 200,864,272 preferred class A shares of Valepar, which represents 71.41% of the preferred class A shares. LitelA, an affiliate of Litel, owns 80,416,931 preferred class A shares of Valepar, which represents 28.59% of the preferred class A shares. LitelB, also an affiliate of Litel, owns 21,932,068 preferred class C shares of Valepar, which represents 29.25% of the preferred class C shares.
(2)
Eletron owns 27,755 preferred class C shares of Valepar, which represents 0.04% of the preferred class C shares.
(3)
Bradespar is controlled by a control group consisting of Cidade de Deus—Cia. Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Nova Cidade de Deus Participações S.A. Bradespar owns 12,532,065 preferred class C shares of Valepar, which represents 16.71% of the preferred class C shares. Brumado Holdings Ltda., a subsidiary of Bradespar, owns 7,587,000 preferred class A shares of Valepar, which represents 10.12% of the class.
(4)
Mitsui owns 17,302,209 preferred class C shares of Valepar, which represents 23.08% of the preferred class C shares.
(5)
BNDESPAR owns 15,598,969 preferred class C shares of Valepar, which represents 20.80% of the preferred class C shares.

             The table below sets forth information regarding ownership of Litel Participações S.A., one of Valepar's shareholders, as of March 31, 2012.

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

    •
    requires each party generally to retain control of its special purpose company holding its interest in shares of Valepar, unless the rights of first refusal previously mentioned are observed;

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

             BNDES is the parent company of one of our major shareholders, BNDESPAR. We and BNDES, the Brazilian state-owned development bank, are parties to a contract relating to authorizations for mining exploration. This contract, which we refer to as the Mineral Risk Contract, provides for the joint development of certain unexplored mineral deposits that form part of our Northern System (Carajás), as well as proportional participation in any profits earned from the development of such resources. Iron ore and manganese ore deposits already identified at the time we entered into the Mineral Risk Contract (in March 1997) were specifically excluded from the contract. In 2007, the Mineral Risk Contract was extended indefinitely, with specific rules for all exploration projects and exploration targets and mineral rights covered under the contract. In addition, BNDES has provided us with a R$7.3 billion, or US$4.3 billion, credit facility to help us finance our investment programs; BNDES holds a total of R$679.4 million, or US$363.6 million, in debentures of our subsidiary Salobo Metais S.A. with a subscription right, subject to certain conditions, for Salobo's preferred shares in exchange for such debentures; and its subsidiary BNDESPAR holds a total of R$1.406 billion, or US$816 million, in debentures, exchangeable into FNS shares, that were issued to finance the expansion of the FNS railroad. BNDES has also participated in certain of our other financing arrangements. For more information on our transactions with BNDES, see Operating and financial review and prospects—Liquidity and capital resources.

             For information regarding investments in affiliated companies and joint ventures and for information regarding transactions with major related parties, see Notes 14 and 24 to our consolidated financial statements.

DISTRIBUTIONS

             Under our dividend policy, our Board of Executive Officers announces, by no later than January 31 of each year, a proposal to be approved by our Board of Directors of a minimum amount, expressed in U.S. dollars, that will be distributed in that year to our shareholders. Distributions may be classified either as dividends or interest on shareholders' equity, and references to "dividends" should be understood to include all distributions regardless of their classification, unless stated otherwise. We determine the minimum dividend payment in U.S. dollars, considering our expected free cash flow generation in the year of distribution. The proposal establishes two installments, to be paid in April and October of each year. Each installment is submitted to the Board of Directors for approval at meetings in April and October. Once approved, dividends are converted into and paid in reais at the Brazilian real/U.S. dollar exchange rates announced by the Central Bank of Brazil on the last business day before the Board meetings in April and October of each year. The Board of Executive Officers can also propose to the Board of Directors, depending on the evolution of our cash flow performance, an additional payment to shareholders of an amount over and above the minimum dividend initially established.

             For 2012, our Board of Executive Officers has proposed a minimum dividend of US$6.0 billion. We pay the same amount per share on both common and preferred shares in accordance with our bylaws. This dividend is payable in two equal installments in April and October 2012. The first installment of this dividend, in the amount of US$3.0 billion, will be paid on April 30, 2012.

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

             Distributions classified as dividends which are paid to ADR and HDR holders and to non-resident shareholders will not be subject to Brazilian withholding tax, except that a distribution from profits generated prior to December 31, 1995 will be subject to Brazilian withholding tax at varying rates. Distributions classified as interest on shareholders' equity which are paid to ADR and HDR holders and to non-resident shareholders are currently subject to Brazilian withholding tax. See Additional information—Taxation—Brazilian tax considerations.

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

             We make cash distributions on the common shares and preferred shares underlying the ADSs in reais to the custodian on behalf of the depositary. The custodian then converts such proceeds into U.S. dollars and transfers such U.S. dollars to be delivered to the depositary for distribution to holders of ADRs and HDRs, net of the depositary's fees. For information on taxation of dividend distributions, see Additional information—Taxation—Brazilian tax considerations.

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

		Reais per share
					U.S. dollars per share at payment date
Year	Payment date	Dividends	Interest on equity	Total
2005	April 29	0.28	–	0.28	0.11
	October 31	0.22	0.17	0.39	0.18
2006	April 28	0.12	0.17	0.29	0.14
	October 31	0.01	0.28	0.29	0.14
2007	April 30	0.22	0.13	0.35	0.17
	October 31	0.01	0.38	0.39	0.22
2008	April 30	0.20	0.24	0.44	0.26
	October 31	0.14	0.51	0.65	0.30
2009	April 30	0.52	–	0.52	0.24
	October 30	–	0.49	0.49	0.29
2010	April 30	–	0.42	0.42	0.24
	October 31	–	0.56	0.56	0.34
2011	January 31	–	0.32	0.32	0.19
	April 29	–	0.61	0.61	0.38
	August 26	0.93	–	0.93	0.58
	October 31	0.39	0.63	1.02	0.58

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

             Our common ADSs, each representing one common share, and our preferred ADSs, each representing one preferred share, are traded on the New York Stock Exchange ("NYSE"), under the ticker symbols VALE and VALE.P, respectively. Our common ADSs and preferred ADSs are traded on Euronext Paris, under the ticker symbols VALE3 and VALE5, respectively. JPMorgan Chase Bank serves as the depositary for both the common and the preferred ADSs. On March 31, 2012, there were 1,479,147,397 ADSs outstanding, 737,366,804 common ADSs and 741,780,593 preferred ADSs, representing 22.6% of our common shares and 35.2% of our preferred shares, or 27.6% of our total share capital.

             Our common HDSs, each representing one common share, and our preferred HDSs, each representing one class A preferred share, are traded on the HKEx, under the stock codes 6210 and 6230, respectively. JPMorgan Chase Bank serves as the depositary for both the common and the preferred HDSs. On March 31, 2012, there were 1,153,600 HDSs outstanding, consisting of 1,122,200 common HDSs and 31,400 preferred HDSs.

SHARE PRICE HISTORY

             The following table sets forth trading information for our ADSs, as reported by the New York Stock Exchange and our shares, as reported by the BM&FBOVESPA, for the periods indicated. Share prices in the table have been adjusted to reflect stock splits.

	BM&F BOVESPA (Reais per share)				NYSE (US$ per share)
	Common share		Preferred share		Common ADS		Preferred ADS
	High	Low	High	Low	High	Low	High	Low
2007	65.90	29.40	55.62	25.42	37.75	13.76	31.59	11.83
2008	72.09	22.10	58.70	20.24	43.91	8.80	35.84	7.95
2009	50.30	27.69	43.37	23.89	29.53	11.90	25.66	10.36
2010	59.85	42.85	51.34	37.50	34.65	23.98	30.50	20.20
1Q	57.45	47.16	49.55	40.80	32.29	25.18	27.76	21.91
2Q	59.85	43.65	51.34	37.50	34.55	23.98	29.46	20.20
3Q	52.30	42.85	46.30	37.52	31.27	24.34	27.75	21.09
4Q	58.19	52.80	50.92	46.75	34.65	31.47	30.50	27.88
2011	60.92	38.59	53.41	36.54	37.08	20.51	32.50	19.58
1Q	60.92	50.75	53.41	44.70	37.08	31.04	32.50	27.01
2Q	54.40	47.22	48.30	42.15	34.27	29.40	30.40	26.14
3Q	52.35	39.81	47.05	36.54	33.55	22.80	30.39	21.00
4Q	46.00	38.59	42.64	36.80	26.62	20.51	24.86	19.58
Q4 2011 and Q1 2012
October 2011.	44.81	39.65	41.69	37.21	26.62	21.86	24.86	20.28
November 2011.	46.00	41.30	42.64	38.85	26.47	21.90	24.54	20.58
December 2011	43.20	38.59	40.53	36.80	24.20	20.51	22.74	19.58
January 2012	44.70	39.45	42.69	37.82	25.30	21.45	24.21	20.60
February 2012.	45.87	42.93	43.97	41.98	26.61	24.96	25.53	24.42
March 2012	44.45	40.62	43.30	39.47	25.68	22.48	25.04	21.85

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

             ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance, cancellation and delivery of ADRs, including in connection with share distributions, stock splits	US$5.00 or less per 100 ADSs (or portion thereof)
Distribution of dividends	US$0.02 or less per ADS
Withdrawal of shares underlying ADSs	US$5.00 or less per 100 ADSs (or portion thereof)
Transfers, combining or grouping of ADRs	US$1.50 or less per ADS

             HDR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by HDR holders
Issuance, cancellation and delivery of HDRs, including in connection with share distributions, stock splits	HK$0.40 or less per HDS (or portion thereof)
Distribution of dividends and other cash distributions	HK$0.40 or less per HDS
Transfer of certificated or direct registration HDRs	HK$2.50 or less per HDS
Administration fee assessed annually	HK$0.40 or less per HDS (or portion thereof)

             The depositary reimburses us for certain expenses we incur in connection with the ADR and HDR programs, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders and HDR holders. For the year ended December 31, 2011, the depositary reimbursed us US$19 million in connection with the ADR and HDR programs.

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

             On November 25, 2011, we announced the completion of the US$3 billion share repurchase program approved by the Board of Directors on June 30, 2011. Vale acquired 39,536,080 common shares, at an average price of US$26.25 per share, and 81,451,900 preferred shares, at an average price of US$24.09 per share (including shares of each class in the form of American Depositary Receipts), for a total aggregate purchase price of US$3.0 billion. The repurchased shares represent 3.10% of the free float of common shares, and 4.24% of the free float of preferred shares, outstanding before the launching of the program. The shares acquired will be held in treasury for cancellation. See Note 17 to our consolidated financial statements for further information.

             The results of our share repurchase program for 2011 are set forth below.

Period	Total number of shares (or units) purchased	Average price paid per share (or units) (US$)	Minimum price paid per share (or units) (US$)	Maximum price paid per share (or units) (US$)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate US$ value) of shares (or units) that may yet be purchased under the program
Common shares
August 2011	13,737,500	27.32	25.60	31.98	13,737,500	–
September 2011	12,251,380	26.37	23.27	27.98	12,251,380	–
November 2011	13,547,200	25.04	22.40	26.18	13,547,200	–

Total	39,536,080	26.25	22.40	31.98	39,536,080	–

Preferred shares
August 2011	27,425,300	24.81	23.48	29.10	27,425,300	–
September 2011	25,680,600	24.20	21.60	25.47	25,680,600	–
November 2011	28,346,000	23.30	21.03	24.34	28,346,000	–

Total	81,451,900	24.09	21.03	29.10	81,451,900	–

             On October 11, 2010, we completed a US$2 billion share repurchase program under which we acquired 21,682,700 common shares, at an average price of US$31.31 per share, and 48,197,700 preferred shares, at an average price of US$27.40 per share, corresponding respectively to 1.67% and 2.45% of the free float of each class at the outset of the program.

             On May 29, 2009, we terminated a US$762 million share repurchase program under which we acquired 18,415,859 common shares, at an average price of US$12.35 per share, and 47,284,800 preferred class A shares, at an average price of US$11.31 per share, corresponding respectively to 1.5% and 2.4% of the outstanding shares of each class on the date the program was launched.

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

    •
    The Executive Development Committee is responsible for reporting on general human resources policies, analyzing and reporting on the adequacy of compensation levels for our executive officers, proposing and updating guidelines for evaluating the performance of our executive officers and reporting on policies relating to health and safety.

    •
    The Strategy Committee is responsible for reviewing and making recommendations to the Board of Directors concerning the strategic guidelines and plan submitted annually to the Board by our executive officers, our annual and multi-annual investment budgets, investment or divestiture opportunities submitted by executive officers and mergers and acquisitions.

    •
    The Finance Committee is responsible for reviewing and making recommendations to the Board of Directors concerning our corporate risks and financial policies and the internal financial control systems, compatibility between the level of distributions to shareholders and the parameters established in the annual budget and the consistency between our general dividend policy and capital structure.

    •
    The Accounting Committee is responsible for nominating an employee to be responsible for our internal auditing, reporting on auditing policies and the execution of our annual auditing plan, tracking the results of our internal auditing, and identifying, prioritizing, and submitting recommendations to the executive officers and analyzing and making recommendations with regard to our annual report and financial statements.

    •
    The Governance and Sustainability Committee is responsible for evaluating and recommending improvements to the effectiveness of our corporate governance practices and the functioning of our Board of Directors, recommending improvements to the code of ethical conduct and our management system in order to avoid conflicts of interests between Vale and its shareholders or management, issuing reports on potential conflicts of interest between Vale and its shareholders or management and reporting on policies relating to corporate responsibility, such as environmental and social responsibility.

             Ten of our 11 current directors (and nine of their respective alternates) were appointed by Valepar, our controlling shareholder, pursuant to Valepar's shareholders' agreement. One Director and his alternate were appointed by the employees, pursuant to our bylaws. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred shares representing at least 10% of our total share capital, have the right to appoint one member and an alternate to our Board of Directors. Our employees and our non-controlling shareholders each have the right, as a class, to appoint one director and an alternate. All of our current directors were elected or re-elected, as the case may be, at our annual shareholders' meeting held on April 19, 2011. Their terms will expire in 2013.

             The following table lists the current members of the Board of Directors and each director's alternate.

Director(1)	Year first elected	Alternate director(1)	Year first elected
Ricardo José da Costa Flores (chairman)	2010	Marco Geovanne Tobias da Silva	2011
Mario da Silveira Teixeira Júnior (vice-chairman)	2003	João Moisés de Oliveira	2000
José Ricardo Sasseron	2007	Deli Soares Pereira	2009
Robson Rocha	2011	Sandro Kohler Marcondes	2011
Nelson Henrique Barbosa Filho	2011	Eustáquio Wagner Guimarães Gomes	2011
Renato da Cruz Gomes	2001	Luiz Carlos de Freitas	2007
Fuminobu Kawashima	2011	Hajime Tonoki	2009
Oscar Augusto de Camargo Filho	2003	Eduardo de Oliveira Rodrigues Filho	2011
Luciano Galvão Coutinho	2007	Paulo Sergio Moreira da Fonseca	2008
José Mauro Mettrau Carneiro da Cunha	2010	Vacant	–
Paulo Soares de Souza(2)	2011	Raimundo Nonato Alves Amorim(2)	2009

(1)
Appointed by Valepar and approved at the shareholders' meeting unless otherwise indicated.
(2)
Appointed by our employees and approved at the shareholders' meeting.

             Below is a summary of the business experience, activities and areas of expertise of our current directors.

             Ricardo José da Costa Flores, 48:    Chairman of Vale's Board of Directors since November 2010.

             Other current director or officer positions:    Chief Executive Officer of Previ, the pension fund of the employees of Banco do Brasil, since June 2010; Chairman of the Board of Directors, since December 2010; and Chief Executive Officer of Valepar since November 2010.

             Professional experience:    President of Federação Nacional de Capitalização ("FENACAP") and Vice-President of Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Complementar e Capitalização ("CNSeg"), both of which are insurance industry trade associations, from January 2008 to March 2011; Chairman of the Board of Directors of Brasilcap Capitalização S.A. ("Brasilcap"), a financial institution affiliated with Banco do Brasil, from October 2007 to March 2011; Vice-President of the Credit, Accounting and Global Risk Management committee of Banco do Brasil, a Brazilian state-owned and publicly held financial institution, from April 2009 to May 2010, where he also served as the Vice-President of Government Relations from June 2008 to April 2009, as the officer responsible for insurance, pension plans and capitalization from August 2007 to June 2008 and as the officer responsible for operational assets restructuring from May 2004 to July 2007; Chairman of the Board of Directors of Banco Nossa Caixa S.A. ("Nossa Caixa") from January 2009 to November 2009, and Ativos S.A.—Securitizadora de Créditos Financeiros from May 2004 to August 2007; Director of Brasilveículos Companhia de Seguros S.A. ("Brasilveículos") from October 2007 to September 2008; Director of Brasilprev Seguros e Previdência S.A. ("Brasilprev"), and Brasilsaúde Companhia de Seguros S.A. from October 2007 to August 2008, both private companies engaged in insurance activity; member of the Fiscal Council of various energy companies, namely, Companhia Energética do Rio Grande do Norte ("COSERN") from April 2006 to January 2008, Companhia Energética de Pernambuco ("CELPE") from March 2004 to March 2006, CPFL Geração de Energia S.A. ("CPFL Geração") and Companhia Paulista de Força e Luz ("CPFL") from April 2006 to January 2008. Mr. Flores was also the Executive Officer of Federação Brasileira de Bancos ("FEBRABAN") from June 2009 to November 2009.

             Academic background:    Degree in Economics from the Centro de Ensino Unificado de Brasília ("CEUB"), Faculdade de Ciências Econômicas, Contábeis e Administração in Brasília; post-graduate degrees in Project Analysis from Fundação Getúlio Vargas ("FGV") and in Project Development from the Instituto de Planejamento Econômico e Social; Executive MBA degree from Universidade de São Paulo ("USP") and MBA Controller degree from FIPECAFI/USP.

             Mario da Silveira Teixeira Júnior, 66:    Director of Vale since April 2003, Vice-Chairman of Vale's Board of Directors since May 2003.

             Other current director or officer positions:    Vice-Chairman of the Board of Directors of Valepar since 2003; Member of the Board of Directors of Banco Bradesco S.A. ("Banco Bradesco"), a publicly-held financial institution, since 1999; Member of the Board of Directors of Bradespar S.A. ("Bradespar"), a publicly-held investment holding company; and Member of the Board of Directors of Bradesco Leasing S.A.—Arrendamento Mercantil, a subsidiary of Banco Bradesco engaged in the provision of financial leasing operations.

             Professional experience:    President of Bradespar; Executive Vice-President, Executive Managing Officer and Department Officer at Banco Bradesco; Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, a subsidiary of Banco Bradesco that provides securities brokerage and research services, from March 1983 to January 1984; Executive Vice-President of the Associação Nacional dos Bancos de Investimento ("ANBID"), an association of investment banks; Member of the Board of Directors of the Associação Brasileira das Companhias Abertas ("ABRASCA"), an association of Brazilian publicly held companies; Vice-Chairman of the Board of Directors of BES Investimento do Brasil S.A.—Banco de Investimento, an investment bank and subsidiary of Banco Espírito Santo, from 2001 to 2007; Member of the Board of Directors of CSN, a publicly-held steel company, Latasa S.A. ("Latasa"), now called Rexam Beverage Can South America S.A., an aluminum products manufacturer, São Paulo Alpargatas S.A., a clothing and sporting goods manufacturer, Tigre S.A.—Tubos e Conexões, a pipe and construction materials manufacturer, Everest Leasing S.A. Arrendamento Mercantil, a leasing company affiliated with Banco Bradesco, as well as the electric utility companies CPFL, CPFL Geração, and Companhia Piratininga de Força e Luz and the electric utility holding companies CPFL Energia S.A. ("CPFL Energia") and VBC Energia S.A.

             Academic background:    Degree in Civil Engineering and post-graduate degree in Business Administration from Universidade Presbiteriana Mackenzie, São Paulo.

             José Ricardo Sasseron, 56:    Director of Vale since April 2007.

             Other current director or officer positions:    Social Security Officer of Previ since June 2006; Member of the Board of Directors of Valepar since April 2007.

             Professional experience:    Chairman of the Board of Directors of Sauípe S.A., a private hotel and resort development and management company, from 2005 to 2007; Member of the Advisory Board of Previ, from 2004 to 2006 and Chairman of the Fiscal Council of Previ from 1996 to 1998.

             Academic background:    Degree in History from USP.

             Robson Rocha, 53:    Director of Vale since April 2011.

             Other current director or officer positions:    Vice-President for Human Resources Management and Sustainable Development of Banco do Brasil since April 2009.

             Professional experience:    Vice-Chairman of CPFL Energia from April 2010 to April 2011; Member of the Board of Directors of Nossa Caixa from May to November 2009; Officer of Banco do Brasil from May 2008 to April 2009.

             Academic background:    Degree in Business Administration from UNICENTRO—Newton Paiva, Belo Horizonte; post-graduate degree in Strategic Management from Universidade Federal de Minas Gerais

("UFMG"); Master's degree in Marketing from Fundação Ciências Humanas—Pedro Leopoldo; and an MBA degree in Finance from Fundação Dom Cabral.

             Nelson Henrique Barbosa Filho, 42:    Director of Vale since April 2011.

             Other current director or officer positions:    Executive Secretary of the Ministry of Finance since 2011; Chairman of the Board of Directors of Banco do Brasil since 2009; Director of Brasilveículos, an insurance company affiliated with Banco do Brasil, since 2011.

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

             Renato da Cruz Gomes, 59:    Director of Vale since April 2001.

             Other current director or officer positions:    Executive Officer and Member of the Board of Directors of Valepar since 2001; Investor Relations Executive Officer of Bradespar since 2000.

             Professional experience:    Various positions at BNDES from 1976 to 2000; Member of the Board of Directors of Iochpe Maxion S.A., a publicly-held company with investments in the auto parts and railway equipment industries, Globo Cabo S.A., now called Net Serviços de Comunicação S.A. ("Net"), a Brazilian cable TV operator, Latasa and the Brazilian pulp and paper manufacturers Aracruz Celulose S.A., now called Fibria S.A., and Bahia Sul Celulose S.A., now called Suzano Celulose S.A.

             Academic background:    Degree in Engineering from UFRJ and post-graduate degree in Management Development from Sociedade de Desenvolvimento Empresarial ("SDE").

             Fuminobu Kawashima, 59:    Director of Vale since April 2011.

             Other current director or officer positions:    Representative Director of Mitsui, a publicly-held trading company, since June 2011.

             Professional experience:    Senior Executive Managing Officer at Mitsui from April 2011 to March 2012, where he also served as Executive Managing Officer and Chief Operating Officer of the Marine & Aerospace business unit from April 2010 to March 2011, Managing Officer and Chief Operating Officer of the Energy business unit from 2007 to 2010, General Manager of the Energy business unit of the LNG project division from 2005 to 2007 and General Manager of the Energy business unit of the Natural Gas division from May to September 2005; Director of Japan Australia LNG (MIMI) Pty Ltd., an oil and gas company, from 2005 to 2007; Director of Mitsui Oil Co. Ltd., a petroleum products company, from 2007 to 2009 and Director of Kyokuto Petroleum Industries Ltd., an oil refinery, from 2007 to 2009.

             Academic background:    Degree in Economics from Hitotsubashi University in Japan; post-graduate degree in Economic Development from Keble College, Oxford.

             Oscar Augusto de Camargo Filho, 74:    Director of Vale since September 2003.

             Other current director or officer positions:    Director of Valepar since 2003; partner of CWH Consultoria Empresarial, a business consulting firm since 2003.

             Professional experience:    Chairman of the Board of Directors of MRS from 1999 to 2003 and Chief Executive Officer and Member of the Board of Directors of CAEMI—Mineração e Metalurgia S.A. ("CAEMI"), a mining holding company that was acquired by Vale in 2006, from 1990 to 2003, where Mr. Camargo Filho also held various positions from 1973 to 2003; various positions at Motores Perkins S.A., including commercial officer and sales and services manager, from 1963 to 1973.

             Academic background:    Law degree from USP.

             Luciano Galvão Coutinho, 65:    Director of Vale since August 2007.

             Other current director or officer positions:    President of BNDES since 2007.

             Professional experience:    Partner of LCA Consultores, a business consulting firm, from 1995 until 2007 and partner of Macrotempo Consultoria, also a business consulting firm, from 1990 to 2007; member of the Board of Directors of Petrobras from 2009 to 2011, of Ripasa S.A. Celulose e Papel, a paper manufacturer, from 2002 to 2005, and of Guaraniana, now Neoenergia S.A., an energy company, from 2003 to 2004, and Executive Secretary of the Ministry of Science and Technology from 1985 to 1988. Mr. Coutinho is an invited professor at the Universidade Estadual de Campinas ("UNICAMP") and has been a visiting professor at USP, the University of Paris XIII, the University of Texas and the Ortega y Gasset Institute.

             Academic background:    Degree in Economics from USP; Master's degree in Economics from the Economic Research Institute of USP and a Ph.D. in Economics from Cornell University.

             José Mauro Mettrau Carneiro da Cunha, 62:    Director of Vale since June 2010.

             Other current director or officer positions:    Chairman of the Board of Directors of a number of publicly-held Brazilian telecommunication companies, including Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Calais Participações S.A. since 2007, Tele Norte Celular Participações S.A. since 2008, and Brasil Telecom S.A. since 2009; Chairman of the Board of Directors of TNL PCS S.A. ("TNL"), a telecommunications company, since 2007; Member of the Board of Directors of Santo Antonio Energia S.A., a Brazilian energy company, since 2008, Log-In since 2007 and Lupatech S.A., a publicly-held oil and gas production support company, since 2006; Alternate Memer of the Board of Directors of Telemar Participações S.A., a Brazilian telecommunications company, since 2008.

             Professional experience:    Member of the Board of Directors of Braskem S.A., a Brazilian petrochemical company, from 2007 to April 2010, where he previously served as Vice-President of Strategic Planning from 2003 to 2005, Politeno Indústria e Comércio S.A., a manufacturer of polyethylene and thermoplastic resins, from 2003 to 2004, Banco do Estado do Espírito Santo ("BANESTES"), a financial institution, from 2008 to 2009, LIGHT Serviços de Eletricidade S.A., an energy distributor, from 1997 to 2000, Aracruz Celulose S.A., a paper manufacturer, from 1997 to 2002, and TNL from 1999 to 2003, where he also served as an Alternate Member of the Board of Directors in 2006.

             Academic background:    Degree in Mechanical Engineering from Universidade Católica de Petrópolis in Rio de Janeiro; executive education program in management at the Anderson School of Management at the University of California at Los Angeles.

             Paulo Soares de Souza, 46:    Director of Vale since April 2011.

             Professional experience:    Alternate Member of the Board of Directors of Vale from 2007 to 2009; union leader since 1997, and President of Itabira's Labor Union (Sindicato dos Trabalhadores nas Indústrias de Extração Mineral e de Pesquisa, Prospecção, Extração e Beneficiamento do Ferro e Metais Básicos e demais Minerais Metálicos e não Metálicos) since 2003.

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

	Year of appointment	Position	Age
Murilo Pinto de Oliveira Ferreira	2011	Chief Executive Officer	58
Tito Botelho Martins	2006	Chief Financial Officer and Executive Director for Investor Relations, Procurement and Shared Services	49
José Carlos Martins	2004	Executive Officer (Ferrous Minerals Operations and Marketing)	62
Eduardo de Salles Bartolomeo	2006	Executive Officer (Fertilizer and Coal Operations and Marketing)	48
Galib Abrahão Chaim	2011	Executive Officer (Implementation of Capital Projects)	61
Humberto Ramos de Freitas	2011	Executive Officer (Logistics and Mineral Exploration)	58
Gerd Peter Poppinga	2011	Executive Officer (Base Metals Operations, Marketing and Information Technology)	52
Vânia Lucia Chaves Somavilla	2011	Executive Officer (Human Resources, Health and Safety, Sustainability, Energy and Corporate Affairs)	52

             Below is a summary of the business experience, activities and areas of expertise of our current executive officers.

             Murilo Pinto de Oliveira Ferreira, 58:    Chief Executive Officer of Vale and Member of Vale's Strategy and Disclosure Committees since May 2011.

             Other current director or officer positions:    President of the Board of Directors (Conselho de Gestor) of Associação Instituto Tecnológico Vale—ITV, a non-profit entity sponsored by Vale engaged in technological development, since 2011.

             Professional experience:    Executive Officer of Vale with responsibility over several different departments from 2005 to 2008, including Aluminum, Holdings, Business Development, Energy, Nickel and Base Metals; Chief Executive Officer of Vale Canada from 2007 to 2008 and member of the Board of Directors from 2006 to 2007; Chairman of the Board of Directors of Alunorte from 2005 to 2008, MRN from 2006 to 2008 and Valesul Alumíno S.A., a subsidiary of Vale involved in the production of aluminum, from 2006 to 2008; Member of the Board of Commissioners of PTVI, from 2007 to 2008. Mr. Ferreira has been a Member of the Board of Directors of several companies, including Usiminas, a Brazilian steel company, from 2006 to 2008, and was a partner at Studio Investimentos, an asset management firm with a focus on the Brazilian stock market, from October 2009 to March 2011.

             Academic background:    Degree in Business Administration from FGV in São Paulo; post-graduate degree in Business Administration and Finance from FGV in Rio de Janeiro and an executive education program in M&A at the IMD, Lausanne, Switzerland.

             Tito Botelho Martins, 49:    Chief Financial Officer and Executive Officer for Investor Relations, Procurement and Shared Services of Vale since November 2011.

             Other current director or officer positions:    Chairman of the Board of Directors of MRN; Member of the Board of Directors of Hydro, a publicly held aluminum company in Norway.

             Professional experience:    Executive Officer of Vale with responsibility over several different departments since 2006, including Base Metals, Nonferrous Minerals, Energy, and Corporate Affairs; Chief Executive Officer of CAEMI, a mining company acquired by Vale, and Chairman and Chief Executive Officer of MBR from 2003 to 2006; and Managing Officer of the corporate finance department of Vale from August 1999 to September 2003. Previously, Mr. Martins was a Member of the Board of Directors of Fundação Vale do Rio Doce de Seguridade Social ("Valia"), a pension plan for Brazilian employees of Vale, Ferrovias Bandeirantes S.A. ("Ferroban"), a railway company, Aço Minas Gerais S.A. ("Açominas"), a steel company, Gulf Industrial Investment Company ("GIIC"), an iron ore pelletizing company in the country of Bahrain, and at our affiliated companies FCA, Samarco, Itabrasco and Hispanobras.

             Academic background:    Degree in Economics from the Universidade Federal de Minas Gerais; Master's degree in Business Administration from UFRJ; executive education programs at INSEAD (France) and at the Kellogg School of Management at Northwestern University.

             José Carlos Martins, 62:    Executive Officer for Ferrous Minerals Operations and Marketing of Vale since November 2011.

             Other current director or officer positions:    Member of the Board of Directors of Samarco.

             Professional experience:    Executive Officer of Vale with responsibility over several different departments since 2004, including Marketing, Sales and Strategy, Ferrous Minerals, and New Business Development. Member of the Board of Directors of Usiminas from 2005 to 2006 and from 2008 to 2009; President of South America Aluminum Can Production and Marketing for Rexam PLC, a global consumer packaging group; President of Latasa from 1999 until Rexam PLC bought Latasa in 2003; Executive Officer for Steel Production of CSN from 1997 until 1999; and Chief Executive Officer at Aços Villares, a steel manufacturer, where Mr. Martins also held several other important positions from 1986 until 1996.

             Academic background:    Degree in Economics from Pontifícia Universidade Católica in São Paulo.

             Eduardo de Salles Bartolomeo, 48:    Executive Officer for Fertilizer and Coal Operations and Marketing of Vale since November 2011.

             Other current director or officer positions:    Member of the Board of Directors of Log-In since 2007.

             Professional experience:    Executive Officer of Vale with responsibility over several different departments since 2007, including Integrated Operations, Logistics, Project Management, Sustainability, and Engineering. Mr. Bartolomeo was also President of Petroflex, a polyethylene duct and conduit manufacturer, from August to December 2006; Officer of the logistics operations department of Vale between January 2004 and July 2006; Manager of Corporate Planning, Plant Manager, Corporate Logistics Manager and Regional Director at Companhia de Bebidas das Américas ("Ambev"), a brewery company, from 1994 to 2003; and head of the steel conversion sector at COSIPA, a Brazilian steel producer, until 1991.

             Academic background:    Degree in Metallurgical Engineering from the Universidade Federal Fluminense and MBA from the Katholieke Universiteit in Leuven, Belgium.

             Galib Abrahão Chaim, 61:    Executive Officer for Implementation of Capital Projects of Vale since November 2011.

             Professional experience:    Project Director of Vale for the Department of Coal for projects in Australia, Mozambique, Zambia and Indonesia and Country Manager for Mozambique from 2005 to 2011; Industrial

Director for Alunorte from 1994 to 2005; Industrial Superintendent for Albras from 1984 to 1994; and Technical Superintendent of MRN from 1979 to 1984.

             Academic Background:    Degree in Engineering from the Universidade Federal de Minas Gerais; Master's degree in Business Administration from Fundação Getulio Vargas.

             Humberto Ramos de Freitas, 58:    Executive Officer for Logistics and Mineral Exploration of Vale since November 2011.

             Other current director or officer positions:    Member of the Board of Directors of MRS since December 2010; Chairman of the Board of ABTP—Associação Brasileira de Terminais Portuários, a non-profit organization that deals with issues related to Brazilian ports, since May 2009.

             Professional experience:    Logistics Operations Director of Vale from September 2009 to June 2010; Director for Ports and Navigation of Vale from March 2007 to August 2009; President, from August 2003 to February 2007 and Chief Executive Officer, from August 2003 to February 2007, of Valesul Alumínio S.A., a subsidiary of Vale involved in the production of aluminum; General Superintendent of Ports for CSN from December 1997 to November 1998.

             Academic background:    Degree in Metallurgical Engineering from the Ouro Preto School of Mines; Executive Development Program at the Kellogg School of Management at Northwestern University; Business Development Partnership (EDP) from Fundação Dom Cabral; senior executive education program at M.I.T.

             Gerd Peter Poppinga, 52:    Executive Officer for Base Metals Operations, Marketing and Information Technology of Vale since November 2011.

             Other current director or officer positions:    President Commissioner of PTVI since March 2010 and Member of the Board of Commissioners since April 2009; President and Chief Executive Officer of Vale Canada since January 2012; Chairman of the Board of Directors of VNC since June 2011, and a Member since November 2007.

             Professional experience:    Executive Vice President for Asia Pacific of Vale Canada from November 2009 to November 2011; Director for Strategy, Business Development, Human Resources and Sustainability of Vale Canada from May 2008 to October 2009; Director for Strategy and Information Technology of Vale Canada from November 2007 to April 2008. From 1985 until 1999, Mr. Poppinga also held several positions at Mineração da Trinidade S.A.—SAMITRI, a publicly held mining company that was acquired by Vale in 2001.

             Academic Background:    Degree in Geology from Universidade Federal do Rio de Janeiro (UFRJ) and Universität Erlangen, Germany; post-graduate degree in Geology and Mining Engineering from the Universität Clausthal—Zellerfeld, Germany; specialization in Geostatistics from the Universidade Federal de Ouro Preto (UFOP); Executive MBA from Fundação Dom Cabral; Senior Leadership Program at M.I.T.; Leadership Program at IMD Business School, Lausanne, Switzerland; and Strategic Megatrends with Asia Focus program at Kellogg Singapore.

             Vânia Lucia Chaves Somavilla, 52:    Executive Officer for Human Resources, Health and Safety, Sustainability, Energy and Corporate Affairs of Vale since May 2011.

             Other current director or officer positions:    Chairman of the Board of Directors of Vale Florestar S.A. since 2011.

             Professional experience:    Director of the Department of the Environment Sustainability at Vale from January 2010 until May 2011; Director for Energy Commercialization of Vale from March 2004 until January 2010; Chief Executive Officer of the Instituto Ambiental Vale from 2010 until 2011; Member of the Board of

Directors of Albras from 2009 to 2011; Chief Executive Officer of Vale Florestar S.A., during 2010. In connection with her roles at Vale, Ms. Somavilla was also member of the executive board of several companies and consortia in the energy sector from 2004 until 2010. She was also head of New Business Development for Energy Generation and of Project Development and Implementation for large and small hydroelectric plant projects at Companhia Energética de Minas Gerais—CEMIG, a publicly held company involved in the generation, transmission, distribution and sale of electricity, from 1995 until 2001.

             Academic Background:    Degree in Civil Engineering from UFMG; post-graduate degree in Dam Engineering from UFOP; specialization in Management of Hydro Power Utilities from SIDA, Stockholm, Sweden; MBA degree in Corporate Finance from IBMEC/Belo Horizonte; Transformational Leadership program from M.I.T. and Mastering Leadership program from IMD.

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

Fiscal Council

             We have a fiscal council established in accordance with Brazilian law. The primary responsibilities of the fiscal council under Brazilian corporate law are to monitor management's activities, review the Company's financial statements, and report its findings to the shareholders. Pursuant to a written policy, our Fiscal Council requires management to obtain the Fiscal Council's approval before engaging any external auditor to provide any audit or permitted non-audit services to Vale or its consolidated subsidiaries. Under the policy, the Fiscal Council has pre-approved a detailed list of services based on detailed proposals from our auditors up to specified monetary limits. The list of pre approved services is updated periodically. Services that are not listed, that exceed the specified limits, or that relate to internal controls must be separately pre-approved by the Fiscal Council. The policy also sets forth a list of prohibited services. The Fiscal Council is provided with reports on the services provided under the policy on a periodic basis, review and monitor the Company's external auditor's independence and objectivity. The Fiscal Council has the power to review and evaluate the performance of the Company's external auditors on an annual basis and make a recommendation to the Board of Directors on whether the Company should remove and replace its existing external auditors. The Fiscal Council may also recommend withholding the payment of compensation to the independent auditors and has the power to mediate disagreements between management and the auditors regarding financial reporting.

             Under our bylaws, our Fiscal Council is also responsible for establishing procedures for the receipt, retention and treatment of any complaints related to accounting, controls and audit issues, as well as procedures for the confidential, anonymous submission of concerns regarding such matters.

             Brazilian law requires the members of a fiscal council to meet certain eligibility requirements. A member of our Fiscal Council cannot (i) hold office as a member of the board of directors, fiscal council or advisory committee of any company that competes with Vale or otherwise has a conflicting interest with Vale, unless compliance with this requirement is expressly waived by shareholder vote, (ii) be an employee or member of senior management or the Board of Directors of Vale or its subsidiaries or affiliates, or (iii) be a spouse or relative within the third degree by affinity or consanguinity of an officer or director of Vale.

             We are required by both the SEC and the NYSE listed company audit committee rules to comply with Exchange Act Rule 10A-3, which requires, absent an exemption, a standing audit committee composed of members of the Board of Directors that meet specified requirements. In lieu of establishing an independent audit committee, we have given our Fiscal Council the necessary powers to qualify for the exemption set forth in Exchange Act Rule 10A-3(c)(3). We believe our Fiscal Council satisfies the independence and other requirements of Exchange Act Rule 10A-3 that would apply in the absence of our reliance on the exemption. Pursuant to our undertakings to the HKEx, the Fiscal Council must be comprised of at least three members who satisfy specified independence requirements set out in the HKEx Listing Rules. We have received a written confirmation of independence pursuant to Rule 3.13 of the HKEx Listing Rules from eaech of the members of our Fiscal Council appointed by Valepar and consider them able to satisfy these independence requirements.

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

             Two members of our Fiscal Council (and the respective alternates) may be elected by non-controlling shareholders: one member may be appointed by our preferred shareholders and one member may be appointed by minority holders of common shares pursuant to applicable CVM rules.

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

             Antônio Henrique Pinheiro Silveira, 47:    Member of Vale's Fiscal Council since April 2011.

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

             Academic Background:    Bachelor's, Master's and Ph.D. degrees in Economics from UFRJ.

             Arnaldo José Vollet, 63:    Member of Vale's Fiscal Council since April 2011.

             Professional experience:    Executive Officer of BB DTVM, a subsidiary of Banco do Brasil, from 2002 to 2009; Finance and Investor Relations Officer of Companhia de Energia Elétrica da Bahia—Coelba, a publicly held electricity company, from 2000 to 2002; Member of the Fiscal Council of Telesp Celular Participações, a publicly held telecommunications company, from 1999 to 2000; Member of the Fiscal Council of CELP—Companhia de Eletricidade de Pernambuco, a publicly held electricity company, from 2004 to 2009; Director of Guaraniana, now called Neoenergia S.A., a publicly held electricity holding company, from 2002 to 2003; Alternate Member of the Board of Directors of CEMIG—Companhia de Energia de Minas Gerais, a publicly held electricity company, from 2003 to 2005; Member of the Board of Directors of Pronor and Nitrocarbono, both chemical companies, from 1997 to 1998.

             Academic background:    Degree in Mathematics from USP and MBA degree in Finance from IBMEC/RJ.

             Marcelo Amaral Moraes, 44:    Member of Vale's Fiscal Council since April 2004.

             Other director or officer positions:    Managing Executive Officer at Capital Dynamics Investimentos Ltda. since January 2012; Member of the Deliberative Council of ABVCAP since 2010.

             Professional experience:    Managing Executive Officer and partner responsible for specialized funds at Stratus Investimentos Ltda., a private equity and venture capital firm, from 2006 to 2010; Investment Manager at Bradespar from 2000 to 2006; worked in the mergers and acquisitions and capital markets departments of Banco Bozano, Simonsen from 1995 to 2000; Alternate Member of the Board of Directors of Net from 2004 to 2005; Alternate Member of the Board of Directors of Vale in 2003.

             Academic background:    Degree in Economics from UFRJ, an MBA with emphasis in finance from UFRJ/COPPEAD, and a post-graduate degree in business law and arbitration from FGV in São Paulo.

             Aníbal Moreira dos Santos, 73:    Member of Vale's Fiscal Council since April 2005.

             Other director or officer positions:    Member of Fiscal Council of Log-In since 2009.

             Professional experience:    From 1998 until his retirement in 2003, Mr. Moreira dos Santos served as Executive Officer of several CAEMI subsidiaries, including Caemi Canada Inc., Caemi Canada Investments Inc., CMM Overseas, Ltd., Caemi International Holdings BV and Caemi International Investments NV, and as Chief Accounting Officer of CAEMI from 1983 to 2003. He also served as Member of the Fiscal Council of CADAM from 1999 to 2003 and as an Alternate Member of the Board of Directors of MBR and Empreedimentos Brasileiros de Mineração, an iron ore asset holding company, from 1998 to 2003.

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

             Our shareholders determine this annual aggregate compensation at the general shareholders' meeting each year. In order to establish aggregate director and officer compensation, our shareholders usually take into account various factors, which range from attributes, experience and skills of our directors and executive officers to the recent performance of our operations. Once aggregate compensation is established, the members of our Board of Directors are then responsible for distributing such aggregate compensation in compliance with our bylaws among the directors and executive officers. The Executive Development Committee makes recommendations to the Board concerning the annual aggregate compensation of the executive officers. In addition to fixed compensation, our executive officers are also eligible for bonuses and incentive payments.

             For the year ended December 31, 2011, the amount paid to the executive officers is set forth in the table below.

For the year ended December 31, 2011
(US$ million)
Fixed compensation and in kind benefits	11.7
Variable compensation	25.3
Pension, retirement or similar benefits	2.1
Severance	59.0
Social security contributions(1)	19.1

Total paid to the executive officers	117.1

(1)
Social security contributions to the Brazilian government with respect to the executive officers.

             We paid US$2.8 million in aggregate to the members of our Board of Directors for services in all capacities, all of which was fixed compensation. There are no pension, retirement or similar benefits for the members of our Board of Directors. As of March 31, 2012, the total number of common shares owned by our directors and executive officers was 54,344, and the total number of preferred shares owned by our directors and executive officers was 931,154. None of our directors or executive officers beneficially owns 1% or more of any class of our shares.

Fiscal Council

             We paid an aggregate of US$660,409 to members of the Fiscal Council in 2011. In addition, the members of the Fiscal Council are reimbursed for travel expenses related to the performance of their functions.

Advisory committees

             We paid an aggregate of US$189,538 to members of our advisory committees in 2011. Under Article 15 of our bylaws, those members who are directors or officers of Vale are not entitled to additional compensation for participating on a committee. Members of our advisory committees are reimbursed for travel expenses related to the performance of their functions.

 EMPLOYEES

             The following tables set forth the number of our employees by business and by location as of the dates indicated.

	At December 31,
By business:	2009	2010	2011
Bulk materials	35,760	40,986	48,362
Base metals operations	18,031	17,855	18,168
Fertilizer nutrients	1,156	6,054	6,903
Corporate activities	5,089	5,890	6,213

Total	60,036	70,785	79,646

	At December 31,
By location:	2009	2010	2011
South America	47,242	57,525	64,766
North America	6,972	6,390	6,617
Europe	660	598	615
Asia	4,007	3,797	4,088
Oceania	1,040	1,845	2,186
Africa	115	630	1,374

Total	60,036	70,785	79,646

             We negotiate wages and benefits with a large number of unions worldwide that represent our employees. We have collective agreements with unionized employees at our Argentine, Australian, Brazilian, Canadian, French, Indonesian, Malawian, Mozambican, New Caledonian, Norwegian, Paraguayan, Peruvian and U.K. operations.

             We recently resolved two labor disputes that affected our Canadian operations. These were resolved in July 2010, with striking employees at our Canadian nickel operations in Sudbury and Port Colborne, Ontario, and in January 2011, with striking employees working in mining and mill operations at Voisey's Bay, Newfoundland, with the entering into of new five-year collective bargaining agreements with the unions representing the employees previously on strike. In September 2011, we entered into a three year collective agreement with the union representing the employees in our Thompson Manitoba Operations. The collective agreements include a defined contribution pension plan for new employees and adjustments in variable compensation programs that support the achievement of strategic objectives and rewards performance, among various other improvements to the collective bargaining agreement.

Wages and benefits

             Wages and benefits for Vale and its subsidiaries are generally established on a company-by-company basis. Vale establishes its wage and benefits programs for Vale and its subsidiaries, other than Vale Canada, in periodic negotiations with unions. In November 2011, Vale reached a two-year agreement with the Brazilian unions. A salary increase of 8.6% was implemented in November 2011, and another salary increase of 8% will be implemented in November 2012 for our employees in Brazil as part of that agreement. The provisions of Vale's collective bargaining agreements with its unions also apply to Vale's non-unionized employees. Vale Canada establishes wages and benefits for its unionized employees through collective agreements. For non-unionized employees, Vale Canada undertakes an annual review of salaries. Vale and its subsidiaries provide their employees and their dependents with other benefits, including supplementary medical assistance.

Pension plans

             Brazilian employees of Vale and of most of its Brazilian subsidiaries are eligible to participate in pension plans managed by Valia. Sponsored by Vale and such subsidiaries, Valia is a nonprofit, complementary social security foundation with both financial and administrative autonomy.

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

             Our wholly-owned subsidiary Vale Canada sponsors defined benefit pension plans and defined contribution pension plans, principally for employees in Canada, the United States, the United Kingdom and Indonesia. As a result of the collective bargaining agreement reached with the union representing employees at our Canadian nickel operations in Thompson, Manitoba, in September 2011, all of the defined benefit plans of Vale Canada are now closed to new employees. All new employees of Vale Canada participate in defined contribution pension plans. In addition, Vale Canada provides post-retirement benefits for eligible employees, including post-retirement health, dental and ophthalmological benefits.

             In the Asia-Pacific region, the types of pension plans we provide varies. Defined benefit plans exist in Singapore, Mongolia, Malaysia, Kazakhstan, South Korea, and Japan. Defined contribution plans exist in China, Philippines, India, Hong Kong and Thailand, with Hong Kong having no company match and China having various plans with a company match portion, based on city. One location, Taiwan, offers a hybrid plan with a mix of a defined benefit and defined contribution plan.

Performance-based compensation

             All Vale parent-company employees receive incentive compensation each year in an amount based on the performance of Vale, the performance of the employee's department and the performance of the individual employee. Similar incentive compensation arrangements are in place at our subsidiaries.

             Certain Vale employees are also eligible to receive deferred bonuses with vesting periods of three years based on Vale's performance as measured by total shareholder return relative to a group of peer companies over the vesting period. Since 2008, qualifying management personnel have been eligible to participate at their option in a bonus program tied to preferred share ownership. Under the program, each qualified employee may elect to invest part of their bonus either in Vale preferred shares for eligible employees receiving an incentive payment in Brazil, or in ADRs representing Vale preferred shares for eligible employees receiving an incentive payment outside Brazil. If the employee continues to be employed by us and has held the preferred shares (or ADRs) for the entire duration of the relevant cycle of the matching program, at the expiration of the applicable three year term of the program, the employee will receive a cash payment to be applied to purchase in the open market a number of additional preferred shares (or ADRs) equal to the number of preferred shares (or ADRs) purchased by the employee pursuant to the program. During the three-year term of the incentive program, participating employees have the right to sell all or part of the preferred shares (or ADRs) purchased through the program, however such employees forfeit the right to the matching reward for all shares sold prior to the expiration of the term of the program. For the 2011-2013 cycle, 1,122 employees participated in the program.

V.           ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

             We and our subsidiaries are defendants in numerous legal actions in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The most significant proceedings are discussed below. Except as otherwise noted below, the amounts claimed, and the amounts of our provisions for possible losses, are stated as of December 31, 2011. See Note 20 to our consolidated financial statements for further information.

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

    Itabira suits

             We are a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action, filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to approximately R$2.686 billion (US$1.438 billion). There have been hearings in this action, a report favorable to Vale was issued, and a request for additional expert evidence presented by the municipality has been granted. A final decision is still pending.

             In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately R$3.111 billion (US$1.665 billion). This case had been suspended pending consideration of our request to include favorable evidence from a separate lawsuit. In January 2012, our request was denied and, once the court is notified, the lawsuit will resume.

    CFEM-related proceedings

             We are engaged in numerous administrative and judicial proceedings relating to the mining royalty known as the CFEM. For more information about CFEM, see Regulatory Matters—Royalties and other taxes on mining activities. These arise out of a large number of assessments by the DNPM, an agency of the Ministry of Mines and Energy of the Brazilian government. The proceedings concern different interpretations of the deductibility of tax and transportation expenditures, DNPM's method of estimating sales, the statute of limitations, due process of law, payment of royalties on pellet sales and CFEM charges on the revenues generated by our subsidiaries abroad.

             We believe that the DNPM's claims are without merit, and we are contesting them using the available avenues of recourse under Brazilian law, beginning with challenges in administrative tribunals and proceeding with challenges in the judicial courts. We have received some favorable decisions and some unfavorable decisions, but none of the disputes has been finally resolved and we cannot predict the amount of time required before final judicial resolutions. The federal government has established a working group with representatives of Vale and DNPM to review the basis of calculation of the CFEM, which is among the issues in dispute.

             The aggregate amount claimed in the pending assessments is approximately R$5.640 billion (US$3.019 billion) (including interest and penalties through December 31, 2011).

    ICMS tax assessments

             In December 2011, the tax authority of the Brazilian state of Minas Gerais issued six tax assessments (autos de infração) against us for additional payments of the value-added tax on services and circulation of goods (ICMS) on the iron ore we transport from our mining sites in the state of Minas Gerais to our facilities in the state of Espírito Santo. The tax authority asserts that the calculation of ICMS should be based on the market value of the iron ore transported, as opposed to the cost of production of the ore, which is the manner by which we calculated the ICMS owed in years past. These tax assessments cover the year 2006, in an aggregate amount of R$1.2 billion (US$642 million). We have already presented our defense against each of these assessments at the administrative level. While this issue remains unresolved, the tax authority is likely to issue additional assessments covering years subsequent to 2006.

    Tax litigation in Switzerland

             We are engaged in a dispute with Swiss authorities concerning the application of a tax exemption to our Swiss subsidiary Vale International. The exemption provides for a 60% tax exemption, which increases to 80% if certain employment and investment conditions are met. Our position is that these conditions have been met, and the Swiss federal authority contends that they were not met for the tax years from 2006 through 2009. The Vaud cantonal authority had originally accepted our position, but reversed itself after the federal authority commenced litigation challenging its application of the exemption. In March 2012, the cantonal tax authority issued tax assessments against Vale International in the aggregate amount of 212 million Swiss francs (US$226 million), reflecting the position that the conditions for the additional 20% exemption were not met. We believe these assessments are unjustified, and we will contest them before the Swiss courts.

    Tax litigation

             We are engaged in legal proceedings concerning the contention of the Brazilian federal tax authority (Receita Federal) that we should pay Brazilian corporate income tax and social security contributions on the net income of our non-Brazilian subsidiaries and affiliates. The position of the tax authority is based on Article 74 of Brazilian Provisional Measure 2,158-34/2001 ("Article 74"), a tax regulation issued in 2001 by Brazil's President, and on implementing regulations adopted by the tax authority under Article 74.

             For accounting purposes, we have determined that the payment of additional taxes under Article 74 is reasonably possible, but not probable, and accordingly we have not established any provision. We intend to continue to vigorously defend our interests in all the related proceedings.

    Our direct judicial challenge

             In 2003, prior to receiving any assessment of taxes under Article 74, we initiated a legal proceeding (mandado de segurança) challenging the applicability of the regulation based on the following arguments: (i) Article 74 disregards certain provisions on the taxation of profits in double taxation treaties between Brazil and the countries where some of our subsidiaries and affiliates are based; (ii) the Brazilian Tax Code prohibits the establishment of conditions and timing of any such tax by means of a provisional measure; (iii) even if Article 74 is valid, currency exchange gains and losses must be excluded from the net income of our foreign subsidiaries and affiliates in the calculation of taxes owed; and (iv) the application of the regulation to net income generated before December 2001 would violate the constitutional principle prohibiting retroactive application of tax laws.

             In 2005, the court of first instance ruled against us on the merits of the case, and we appealed. In 2011, our appeal was rejected by the Federal Court of Appeals (Tribunal Regional Federal da 2a Região).

             In December 2011, we filed new appeals before the Superior Court of Justice, with respect to our arguments regarding the violations to federal law and international treaties, and the Supreme Court (Supremo Tribunal Federal), with respect to our constitutional arguments. In March 2012, we obtained a new ruling from the Superior Court of Justice suspending all collection efforts by the tax authorities in respect of Article 74 assessments, pending a final ruling on the merits of our challenge. The Brazilian federal tax authority has appealed from this decision.

             Constitutional challenges to Article 74 are pending before Brazil's Supreme Court. CNI (Confederação Nacional da Indústria), a major national industry association, filed a direct constitutional challenge (ação direta de inconstitucionalidade) in 2001, and a decision in that case would have general applicability with respect to the constitutional arguments against Article 74. Other taxpayers and groups have also appealed from lower courts to the Supreme Court in cases challenging Article 74, and in April 2012 the Supreme Court determined that its decision to be made in an appeal brought by Cooperativa Agropecuária Mourãoense (Coamo) will be generally applicable with respect to the constitutional arguments. Even if the Supreme Court decides the constitutional questions against the taxpayers, we intend to continue pursuing our other legal arguments.

    Tax assessments and our administrative claims

             The tax authority has issued four tax assessments (autos de infração) against us for payment of taxes in accordance with Article 74, as follows (including interest and penalties through December 31, 2011):

    •
    Notice of assessment issued in 2007 covering the years 1996—2002, for taxes of R$992 million, plus interest and penalties of R$2.101 billion.

    •
    Notice of assessment issued in 2008 covering the years 2003—2006, for taxes of R$4.076 billion, plus interest and penalties of R$6.778 billion.

    •
    Notice of assessment issued in 2009 covering the year 2007, for taxes of R$5.742 billion, plus interest and penalties of R$7.497 billion.

    •
    Notice of assessment issued in 2010 covering the year 2008, for taxes of R$1.604 billion, plus interest and penalties of R$1.897 billion.

             We have challenged each assessment with the tax authority and on appeal to the CARF (Conselho Administrativo de Recursos Fiscais), which is an appellate administrative tribunal within the tax authority. Although each assessment relates to different factual circumstances and not all of our arguments apply to all four assessments, these challenges generally assert that Article 74 conflicts with certain provisions of Brazil's international tax treaties on the taxation of dividends, and they dispute the application and calculation of fines on the claimed amounts. We have raised other arguments in respect of the validity of Article 74 in our direct judicial challenge to the regulation, as discussed above. While challenges to Article 74 remain unresolved, the tax authority is likely to issue additional assessments covering years subsequent to 2008 in order to preserve its rights in light of the applicable statute of limitations. We intend to challenge any such assessments.

             Decisions of the tax administration may be challenged in judicial courts, with two or sometimes three levels of judicial review. While tax claims are being contested in administrative proceedings, the tax authority cannot seek to collect the assessed amounts. However, if the administrative review process concludes without dismissing the assessment, the tax authority can seek to collect payment, and the taxpayer can only suspend collection efforts if it challenges the administrative decision in the judicial courts. Under Brazilian law, a taxpayer that appeals to the courts must ordinarily provide a bond or security in commensurate amount with the court in order to suspend collection efforts. Although we may contest the application and scope of the bond requirement under the circumstances of our challenges to Article 74 if in the future we need to appeal administrative decisions to the judicial courts, it is likely that in such circumstances we would be required to post bond or some form of security with the court, and, depending on the nature, amount and scope of such bond, this may have a significant financial impact.

             During the first quarter of 2012, we received demands for payment in respect of these assessments, because the tax authorities asserted that no further disputes were pending at the administrative level with respect to those amounts. These demands are suspended by the March 2012 injunction of the Superior Court of Justice in our direct judicial challenge to Article 74. While this injunction remains in force, the tax authorities cannot seek collection from us in respect of any Article 74 assessments and, for such time, we are thus not required to post bond in order to avoid collection.

    Railway litigation

             In August 2006, the Brazilian federal rail network, Rede Ferroviária Federal S.A.—RFFSA, filed a breach of contract claim against us for R$3.054 billion (US$1.641 billion) in damages, stemming from a 1994 agreement regarding the construction of two railway networks. The RFFSA has since been succeeded as plaintiff by the Brazilian government.

             In 1994, prior to its privatization, Vale entered into a contract with RFFSA to build two railway networks in Belo Horizonte, Brazil, which were to be incorporated into an existing railway segment, in a project called "Transposição de Belo Horizonte." We subsequently entered into a related agreement with the Brazilian government to begin the construction of an alternative railway segment, because the initially agreed upon segments could not be built.

             Before the RFFSA lawsuit was filed, we filed a claim against RFFSA, now succeeded as defendant by the Brazilian government, which challenged the inflation adjustment provisions in the contract with RFFSA. We contend that the method of calculation employed by the Brazilian government is not lawful under Brazilian law.

             Pursuant to a partial settlement, the construction costs of the new segment will be set off against the damages sought under the original RFFSA claim, which would significantly reduce the amount we would be required to pay in damages if such claim is decided in the Brazilian government's favor.

    Gold forward contracts litigation

             We were a defendant in a case brought by the pension fund Petros with respect to certain gold forward contracts entered into in 1988 and 1989, which, following a resolution passed by the Brazilian government, through the Brazilian Central Bank, we were obligated to settle in cash instead of by physical delivery. In its suit, Petros claimed that the inflation adjustment provided for in the contracts did not adequately compensate it for monetary losses arising from the government's measures to control inflation.

             In April 2011, the Superior Court of Justice ruled against us in this matter. Although this decision can still be reversed, we were required to pay the total amount of R$346.8 million (US$185.6 million) claimed by Petros in the lawsuit. If the decision is reversed, we will be entitled to recover this amount under a bank guarantee.

             There are ten other cases arising under similar facts. The total amount claimed in these cases is R$130.4 million (US$69.8 million).

    Transger suit

             One of our subsidiaries, FCA, is a defendant in a suit first filed in state court in Minas Gerais by Transger S.A. ("Transger") and later moved to federal court. Transger seeks money damages and the annulment of certain General Meetings that occurred in early 2003, at which shareholders approved an increase in FCA's share capital, on the grounds of allegedly abusive acts by FCA's controlling group. The court of first instance initially ruled against the defendants, but subsequently rescinded the judgment to allow for the preparation of an additional expert report.

 MEMORANDUM AND ARTICLES OF ASSOCIATION

Company objectives and purposes

             Our corporate purpose is defined by our bylaws to include:

    •
    the exploration of mineral deposits in Brazil and abroad by means of research, extraction, processing, industrialization, transportation, shipment and commerce of mineral goods;

    •
    the building and operation of railways and the provision of our own or unrelated-party rail traffic;

    •
    the building and operation of our own or unrelated-party maritime terminals, and the provision of shipping activities and port services;

    •
    the provision of logistics services integrated with cargo transport, including inflow management, storage, transshipment, distribution and delivery, all within a multimodal transport system;

    •
    the production, processing, transport, industrialization and commercialization of any and all sources and forms of energy, including the production, generation, transmission, distribution and commercialization of our own products, derivatives and sub products;

    •
    the engagement, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of our corporate purposes, including research, industrialization, purchases and sales, importation and exportation, the development, industrialization and commercialization of forest resources and the provision of services of any kind whatsoever; and

    •
    the establishment or participation, in any fashion, in other companies, consortia or associations directly or indirectly related to our business purpose.

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

             Holders of preferred shares and the golden shares are generally entitled to the same voting rights as holders of common shares, except with respect to the election of members of the Board of Directors, and are entitled to a preferential dividend as described below. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred shares representing at least 10% of our total share capital, have the right to appoint each one member and an alternate to our Board of Directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our Board of Directors. Holders of preferred shares, including the golden shares, may elect one member of the permanent Fiscal Council and the respective alternate. Non-controlling holders of common shares may also elect one member of the Fiscal Council and an alternate, pursuant to applicable CVM rules.

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

    (a)
    mineral deposits, ore deposits, mines;

    (b)
    railways; or

    (c)
    ports and maritime terminals;

    •
    any change in the bylaws relating to the rights afforded to the classes of capital stock issued by us; and

    •
    any change in the bylaws relating to the rights afforded the golden shares.

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

Voting rights

             Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of preferred shares are entitled to the same voting rights as holders of common shares except for the election of members of the Board of Directors, which will no longer apply in the event of any dividend arrearage, as described below. One of the members of the permanent Fiscal Council and his or her alternate are elected by majority vote of the holders of preferred shares. Holders of preferred shares and common shares may, in certain circumstances, combine their respective holdings to elect members of our Board of Directors, as described under—Common shares and preferred shares.

             The golden shares entitle the holder thereof to the same voting rights as holders of preferred shares. The golden shares also confer certain other significant veto rights in respect of particular actions, as described under—Common shares and preferred shares.

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

    •
    pass resolutions to reorganize our legal form, to merge, consolidate or split us, to dissolve and liquidate us, to elect and dismiss our liquidators and to examine their accounts; and

    •
    authorize management to file for bankruptcy or to request a judicial restructuring.

             Pursuant to CVM recommendations and as stipulated in our undertakings to the HKEx, all general shareholders' meetings, including the annual shareholders' meeting, require no fewer than 30 days notice to shareholders prior to the scheduled meeting date. Where any general shareholders' meeting is adjourned, 15 days prior notice to shareholders of the reconvened meeting is required. Pursuant to Brazilian corporate law, this notice to shareholders is required to be published no fewer than three times, in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, in Rio de Janeiro. Our shareholders have previously designated Jornal do Commercio for this purpose. Also, because our shares are traded on the BM&FBOVESPA, we must publish a notice in a São Paulo based newspaper. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the meeting's subject matter. In addition, under our bylaws, the holder of the golden shares is entitled to a minimum of 15 days prior formal notice to its legal representative of any general shareholders' meeting to consider any proposed action subject to the veto rights accorded to the golden shares. See—Common shares and preferred shares.

             A shareholders' meeting may be held if shareholders representing at least one-quarter of the voting capital are present, except as otherwise provided, including for meetings convened to amend our bylaws, which require a quorum of at least two-thirds of the voting capital. If no such quorum is present, notice must again be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as discussed below. A shareholder without a right to vote may attend a general shareholders' meeting and take part in the discussion of matters submitted for consideration.

             Except as otherwise provided by law, resolutions of a shareholders' meeting are passed by a simple majority vote, abstentions not being taken into account. Under Brazilian corporate law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of the first two items below, a majority of issued and outstanding shares of the affected class:

    •
    creating a new class of preferred shares or disproportionately increasing an existing class of preferred shares relative to the other classes of preferred shares, other than to the extent permitted by the bylaws;

    •
    changing a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creating a new class of shares with greater privileges than the existing classes of preferred shares;

    •
    reducing the mandatory dividend;

    •
    changing the corporate purposes;

    •
    merging us with another company or consolidating or splitting us;

    •
    participating in a centralized group of companies as defined under Brazilian corporate law;

    •
    dissolving or liquidating us; and

    •
    canceling any ongoing liquidation of us.

             Whenever the shares of any class of capital stock are entitled to vote, each share is entitled to one vote. Annual shareholders' meetings must be held by April 30 of each year. Shareholders' meetings are called, convened and presided over by the chairman or, in case of his absence, by the vice-chairman of our Board of Directors. In the case of temporary impediment or absence of the chairman or vice-chairman of the Board of Directors, the shareholders' meetings may be chaired by their respective alternates, or in the absence or impediment of such alternates, by a director especially appointed by the chairman of the Board of Directors. A shareholder may be represented at a general shareholders' meeting by a proxy appointed in accordance with applicable Brazilian law not more than one year before the meeting, who must be a shareholder, a company officer, a lawyer or a financial institution.

Redemption rights

             Our common shares and preferred shares are not redeemable, except that a dissenting shareholder is entitled under Brazilian corporate law to obtain redemption upon a decision made at a shareholders' meeting approving any of the items listed above, as well as:

    •
    any decision to transfer all of our shares to another company in order to make us a wholly owned subsidiary of such company, a stock merger;

    •
    any decision to approve the acquisition of control of another company at a price which exceeds certain limits set forth in Brazilian corporate law; or

    •
    in the event that the entity resulting from (a) a merger, (b) a stock merger as described in clause (i) above or (c) a spin-off that we conduct fails to become a listed company within 120 days of the general shareholders' meeting at which such decision was taken.

             Only holders of shares adversely affected by shareholder decisions altering the rights, privileges or priority of a class of shares or creating a new class of shares may require us to redeem their shares. The right of redemption triggered by shareholder decisions to merge, consolidate or to participate in a centralized group of companies may only be exercised if our shares do not satisfy certain tests of liquidity, among others, at the time of the shareholder resolution. The right of redemption lapses 30 days after publication of the minutes of the relevant general shareholders' meeting, unless, as in the case of resolutions relating to the rights of preferred shares or the creation of a new class of preferred shares, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the publication of the minutes of the special meeting.

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

Preemptive rights

             Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her shareholding. A minimum period of 30 days following the publication of notice of a capital increase is assured for the exercise of the right, and the right is transferable. Under our bylaws and Brazilian corporate law, and subject to the requirement for shareholder approval of any necessary increase to our authorized share capital, our Board of Directors may decide not to extend preemptive rights to our shareholders, or to reduce the 30-day period for the exercise of preemptive rights, in each case with respect to any issuance of shares, debentures convertible into shares or warrants in the context of a public offering. In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred shares, holders of preferred shares will have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase that would reduce the proportion of capital represented by preferred shares, shareholders will have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings, and for common shares only to the extent necessary to prevent dilution of their overall interest in us. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, shareholders will have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of common shares will have preemptive rights to subscribe for preferred shares only to the extent necessary to prevent dilution of their overall interest in us.

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

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

             Under Brazilian corporate law, there are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. These restrictions on the remittance of foreign capital abroad could hinder or prevent the depositary bank and its agents for the preferred shares or common shares represented by ADSs and HDSs from converting dividends, distributions or the proceeds from any sale of preferred shares, common shares or rights, as the case may be, into U.S. dollars or Hong Kong dollars and remitting such amounts abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs and HDSs could adversely affect holders of ADRs and HDRs.

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

             Under Resolution No. 2,689/2000, a foreign investor must:

  (1)
  appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

  (2)
  complete the appropriate foreign investor registration form,

  (3)
  register as a foreign investor with the CVM, and register its foreign investment with the Central Bank of Brazil, and

  (4)
  appoint a custodian, duly licensed by the Central Bank of Brazil, if the Brazilian representative in item (1) is not a financial institution.

             Resolution No. 2,689/2000 specifies the manner of custody and the permitted means for trading securities held by foreign investors under the resolution.

             Moreover, the offshore transfer or assignment of securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689/2000 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

             Resolution No. 1,927/1992 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of ADSs by holders of ADRs outside Brazil are not subject to Brazilian foreign investment controls and holders of ADSs who are not residents of a low-tax jurisdiction (país com tributação favorecida), as defined by Brazilian law, will be entitled to favorable tax treatment.

             An electronic registration has been issued to the custodian in the name of the depositary with respect to the ADSs and HDSs. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the underlying shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs or HDSs for preferred shares or common shares, the holder must, within five business days, seek to obtain its own electronic registration with the Central Bank of Brazil under Law No. 4,131/1962 and Resolution No. 2,689/2000. Thereafter, unless the holder has registered its investment with the Central Bank of Brazil, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares or common shares.

             Under Brazilian law, whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs or HDSs for underlying preferred shares or common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars or Hong Kong dollars and remitting such U.S. dollars or Hong Kong dollars abroad. In the event the custodian is prevented from converting and remitting amounts owed to foreign investors, the custodian will hold the reais it cannot convert for the account of the holders of ADRs or HDRs who have not been paid. The depositary will not invest the reais and will not be liable for interest on those amounts. Any reais so held will be subject to devaluation risk against the U.S. dollar or Hong Kong dollar.

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

Shareholder distributions

             For Brazilian corporations, such as the Company, distributions to shareholders are classified as either dividend or interest on shareholders' equity.

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

             Interest on shareholders' equity is calculated as a percentage of shareholders' equity, as stated in the statutory accounting records. The interest rate applied may not exceed TJLP, the benchmark Brazilian long-term interest rate. In addition, the amount of distributions classified as interest on shareholders' equity may not be more than the greater of (1) 50% of net income (after the deduction of social contribution on net profits but before taking into account such payment of interest and the provision for corporate income tax) for the period in respect of which the payment is made and (2) 50% of the sum of retained earnings and profit reserves.

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

    •
    the method by which such Non-Brazilian Holder has registered his investment with the Central Bank of Brazil; and

    •
    how the disposition is carried out, as described below.

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

             Effective as of December 1, 2011, the inflow of resources into Brazil for the acquisition or subscription of common shares through public offerings in Brazilian financial and capital markets by a Non-Brazilian Holder are exempt from the IOF/Exchange rate, provided that the issuer has registered its shares for trading on the Brazilian stock exchange, as well as the inflow of resources into Brazil originating from the cancellation of depository receipts, provided that they are invested in the Brazilian stock exchange.

             The outflow of resources from Brazil related to investments carried out by a Non-Brazilian Holder in the Brazilian financial and capital markets is currently subject to IOF/Exchange at a zero percent rate. In any case, the Brazilian government may increase such rates at any time, up to 25%, with no retroactive effect.

    Transactions involving bonds and securities

             Brazilian law imposes a tax on transactions involving bonds and securities, or an IOF/Bonds Tax, including those carried out on the Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving publicly traded bonds and securities in Brazil is currently zero. However, the Brazilian Government may increase such rate at any time up to 1.5% of the transaction amount per day, but the tax cannot be applied retroactively. In addition, the transfer of shares traded on the Brazilian stock exchange to back the issuance of depositary receipts are subject to IOF/Bonds Tax at a rate of 1.5% starting November 19, 2009.

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

             Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain noncorporate taxpayers, including individuals, prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on Vale's audited financial statements and relevant market and shareholder data, Vale believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2010 or 2011 taxable year. In addition, based on Vale's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Vale does not anticipate becoming a PFIC for its 2012 taxable year.

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

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

             Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

             Our management has assessed the effectiveness of Vale's internal control over financial reporting as of December 31, 2011 based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

             Our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2011 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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
• is not a representative of the controlling shareholders;
• has not been an employee of the controlling shareholder or of entities affiliated with a controlling shareholder; and
• has not been an executive officer of the controlling shareholder.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
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
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian corporate law, shareholder pre-approval is required for the adoption of any equity compensation plans.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We have not published formal corporate governance guidelines.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

             PricewaterhouseCoopers Auditores Independentes billed the following fees to us for professional services in 2010 and 2011.

	Year ended December 31,
	2010	2011
	(US$ thousand)
Audit fees	11,752	10,354
Audit-related fees	496	794
Tax fees	106	–

Total fees	12,354	11,148

             "Audit fees" are the aggregate fees billed by PricewaterhouseCoopers for the audit of our annual financial statements, for the audit of the statutory financial statements of our subsidiaries, and reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. They also include billed fees, which are services that only the independent auditor reasonably can provide, including the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. "Audit-related fees" are fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees." In 2011 and 2010, "Audit-related fees"

consisted primarily of fees for services related to due diligence and special reviews. "Tax fees" relate primarily to the review of annual tax returns and review of accuracy of the tax computation procedures with respect to income tax and sales taxes.

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

EXHIBITS

Exhibit Number
1	Bylaws of Vale S.A., as amended on May 18, 2011, incorporated by reference to the current report on Form 6-K furnished to the Securities and Exchange Commission on May 18, 2011 (File No. 001-15030)
8	List of subsidiaries
12.1	Certification of Chief Executive Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Vale, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers
15.2	Consent of IMC Mining Services
15.3	Consent of SRK Consulting
15.4	Consent of Echelon Mining Services
15.5	Consent of Snowden Mining Industry Consultants Pty Ltd
(101)	Interactive Data File*

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

A$	The Australian dollar.
Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.
Beneficiation	A variety of processes whereby extracted ore from mining is reduced to particles that can be separated into ore-mineral and waste, the former suitable for further processing or direct use.
CAD	The Canadian dollar.
CFR	Cost and freight. Indicates that all costs related to the transportation of goods up to a named port of destination will be paid by the seller of the goods.
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

Emissions trading	Emissions trading is a market-based scheme for environmental improvement that allows parties to buy and sell permits for emissions or credits for reductions in emissions of certain pollutants.
Fe unit	A measure of the iron grade in the iron ore that is equivalent to 1% iron grade in one metric ton of iron ore.
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
Manganese

A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganite. Manganese is essential to the production of virtually all steels and is important in the production of cast iron.

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

Nickel laterite	Deposits are formed by intensive weathering of olivine-rich ultramafic rocks such as dunite, peridotite and komatite.
Nickel limonitic laterite	Type of nickel laterite located at the top of the laterite profile. It consists largely of goethite and contains 1-2% nickel. Also contains concentrations on cobalt.
Nickel matte	An intermediate smelter product that must be further refined to obtain pure metal.

Nickel pig iron

A low-grade nickel product, made from lateritic ores, suitable primarily for use in stainless steel production. Nickel pig iron typically has a nickel grade of 1.5-6% produced from blast furnaces. Nickel pig iron can also contain chrome, manganese, and impurities such as phosphorus, sulfur and carbon. Low grade ferro-nickel (FeNi) produced in China through electric furnaces is often also referred to as nickel pig iron.

Nickel saprolitic laterite	Type of nickel laterite located at the bottom of the laterite profile and contains on average 1.5-2.5% nickel.
Nickel sulfide

Formed through magmatic processes where nickel combines with sulphur to form a sulphide phase. Pentlandite is the most common nickel sulphide ore mineral mined and often occurs with chalcopyrite, a common copper sulphide mineral.

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

PGMs	Platinum group metals. Consist of platinum, palladium, rhodium, ruthenium, osmium and iridium.
Phosphate	A phosphorous compound, which occurs in natural ores and is used as a raw material for primary production of fertilizer nutrients, animal feeds and detergents.
Pig iron	Product of smelting iron ore usually with coke and limestone in a blast furnace.

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

Thermal coal	A type of coal that is suitable for energy generation in thermal power stations.
Troy ounce	One troy ounce equals 31.103 grams.
Underground mining	Mineral exploitation in which extraction is carried out beneath the earth's surface.
U.S. dollars or US$	The United States dollar.

SIGNATURES

             The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALE S.A.
By:	/s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Chief Executive Officer
By:	/s/ Tito Botelho Martins
Name: Tito Botelho Martins
Title: Chief Financial Officer

Date: April 17, 2012

Vale S.A.

Report of independent registered
public accounting firm

To the Board of Directors and Stockholders
Vale S.A.

             In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Vale S.A. and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

             A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

             Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rio de Janeiro, February 15, 2012

/s/ PricewaterhouseCoopers PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 "F" RJ
Marcos Donizete Panassol Contador CRC 1SP155975/O-8 "S" RJ

Management's Report on Internal Control over Financial Reporting

             The management of Vale S.A (Vale) is responsible for establishing and maintaining adequate internal control over financial reporting.

             The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

             Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

             Vale's management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission—COSO. Based on such assessment and criteria, Vale's management has concluded that the company's internal control over financial reporting was effective as of December 31, 2011.

             The effectiveness of the company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 15, 2012

/s/ Murilo Ferreira Murilo Ferreira Chief Executive Officer
/s/ Tito Martins Tito Martins Chief Financial Officer

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December 31,
	2011	2010
Assets
Current assets
Cash and cash equivalents	3,531	7,584
Short-term investments	–	1,793
Accounts receivable
Related parties	288	435
Unrelated parties	8,217	7,776
Loans and advances to related parties	82	96
Inventories	5,251	4,298
Deferred income tax	203	386
Unrealized gains on derivative instruments	595	52
Advances to suppliers	393	188
Recoverable taxes	2,230	1,603
Assets held for sale	–	6,987
Others	946	593

	21,736	31,791

Non-current assets
Property, plant and equipment, net	88,895	83,096
Intangible assets	1,135	1,274
Investments in affiliated companies, joint ventures and others investments	8,093	4,497
Other assets:
Goodwill on acquisition of subsidiaries	3,026	3,317
Loans and advances
Related parties	509	29
Unrelated parties	210	165
Prepaid pension cost	1,666	1,962
Prepaid expenses	321	222
Judicial deposits	1,464	1,731
Recoverable taxes	587	361
Deferred income tax	594	–
Unrealized gains on derivative instruments	60	301
Deposit on incentive / reinvestiment	229	144
Others	203	249

	106,992	97,348

Total	128,728	129,139

Consolidated Balance Sheets (Continued)
Expressed in millions of United States dollars
(Except number of shares)

	As of December 31,
	2011	2010
Liabilities and stockholders' equity
Current liabilities
Suppliers	4,814	3,558
Payroll and related charges	1,307	1,134
Minimum annual remuneration attributed to stockholders	1,181	4,842
Current portion of long-term debt	1,495	2,823
Short-term debt	22	139
Loans from related parties	24	21
Provision for income taxes	507	751
Taxes payable and royalties	524	264
Employees postretirement benefits	147	168
Railway sub-concession agreement payable	66	76
Unrealized losses on derivative instruments	73	35
Provisions for asset retirement obligations	73	75
Liabilities associated with assets held for sale	–	3,152
Others	810	874

	11,043	17,912

Non-current liabilities
Employees postretirement benefits	2,446	2,442
Loans from related parties	91	2
Long-term debt	21,538	21,591
Provisions for contingencies (Note 20 (b))	1,686	2,043
Unrealized losses on derivative instruments	663	61
Deferred income tax	5,654	8,085
Provisions for asset retirement obligations	1,697	1,293
Debentures	1,336	1,284
Others	2,460	1,985

	37,571	38,786

Redeemable noncontrolling interest	505	712
Commitments and contingencies (Note 20)
Stockholders' equity
Preferred class A stock—7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2010—2,108,579,618) issued	16,728	10,370
Common stock—3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2010—3,256,724,482) issued	25,837	16,016
Treasury stock—181,099,814 (2010—99,649,571) preferred and 86,911,207 (2010—47,375,394) common shares	(5,662)	(2,660)
Additional paid-in capital	(61)	2,188
Mandatorily convertible notes—common shares	290	290
Mandatorily convertible notes—preferred shares	644	644
Other cumulative comprehensive loss	(5,673)	(333)
Undistributed retained earnings	41,130	42,218
Unappropriated retained earnings	4,482	166

Total Company stockholders' equity	77,715	68,899
Noncontrolling interests	1,894	2,830

Total stockholders' equity	79,609	71,729

Total	128,728	129,139

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(Except per share amounts)

	Year ended as of December 31,
	2011	2010	2009
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	53,200	39,422	19,502
Aluminum products	383	2,554	2,050
Revenues from logistic services	1,726	1,465	1,104
Fertilizer products	3,547	1,845	413
Others	1,533	1,195	870

	60,389	46,481	23,939
Taxes on revenues	(1,399)	(1,188)	(628)

Net operating revenues	58,990	45,293	23,311

Operating costs and expenses
Cost of ores and metals sold	(17,898)	(13,326)	(9,853)
Cost of aluminum products	(289)	(2,108)	(2,087)
Cost of logistic services	(1,402)	(1,040)	(779)
Cost of fertilizer products	(2,701)	(1,556)	(173)
Others	(1,283)	(784)	(729)

	(23,573)	(18,814)	(13,621)
Selling, general and administrative expenses	(2,334)	(1,701)	(1,130)
Research and development expenses	(1,674)	(878)	(981)
Gain on sale of assets	1,513	–	–
Others	(2,810)	(2,205)	(1,522)

	(28,878)	(23,598)	(17,254)

Operating income	30,112	21,695	6,057

Non-operating income (expenses)
Financial income	718	290	381
Financial expenses	(2,465)	(2,646)	(1,558)
Gains (losses) on derivatives, net	75	631	1,528
Foreign exchange and indexation gains (losses), net	(1,641)	344	675
Gain (loss) on sale of investments	–	–	40

	(3,313)	(1,381)	1,066
Income before discontinued operations, income taxes and equity results	26,799	20,314	7,123

Income taxes
Current	(5,547)	(4,996)	(2,084)
Deferred	265	1,291	(16)

	(5,282)	(3,705)	(2,100)

Equity in results of affiliates, joint ventures and other investments	1,135	987	433
Net income from continuing operations	22,652	17,596	5,456
Discontinued operations, net of tax	–	(143)	–

Net income	22,652	17,453	5,456

Net income (loss) attributable to noncontrolling interests	(233)	189	107
Net loss attributable to redeemable noncontrolling interests

Net income attributable to the Company's stockholders	22,885	17,264	5,349

Earnings per share attributable to Company's stockholders:
Earnings per preferred share	4.33	3.23	0.97
Earnings per common share	4.33	3.23	0.97
Earnings per convertible note linked to preferred share	6.39	4.76	1.71
Earnings per convertible note linked to common share	8.15	6.52	2.21

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income (deficit)
Expressed in millions of United States dollars

	Year ended as of December 31,
	2011	2010	2009
Comprehensive income is comprised as follows:
Company's stockholders:
Net income attributable to Company's stockholders	22,885	17,264	5,349
Cumulative translation adjustments	(4,985)	1,519	9,721
Available-for-sale securities
Gross balance as of the period/year end	(13)	12	(47)
Tax (expense) benefit	11	(9)	30

	(2)	3	(17)
Surplus (deficit) accrued pension plan
Gross balance as of the period/year end	(740)	(53)	10
Tax (expense) benefit	232	32	(14)

	(508)	(21)	(4)
Participation on other comprehensive income from affiliated company
Cash flow hedge
Gross balance as of the period	130	(16)	11
Tax (expense) benefit	25	(10)	(9)

	155	(26)	2

Total comprehensive income attributable to Company's stockholders	17,545	18,739	15,051

Noncontrolling interests:
Net income attributable to noncontrolling interests	(233)	189	107
Cumulative translation adjustments	(210)	104	823
Pension plan	4	–	–
Cash flow hedge	1	40	(18)

Total comprehensive income (deficit) attributable to Noncontrolling interests	(438)	333	912

Total comprehensive income	17,107	19,072	15,963

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Year ended as of December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income	22,652	17,453	5,456
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	4,122	3,260	2,722
Dividends received	1,038	1,161	386
Equity in results of affiliates, joint ventures and other investments	(1,135)	(987)	(433)
Deferred income taxes	(265)	(1,291)	16
Loss on disposal of property, plant and equipment	223	623	293
Gain on sale of assets available for sale	(1,513)	–	(40)
Discontinued operations, net of tax	–	143	–
Foreign exchange and indexation gains, net	2,879	(787)	(1,095)
Unrealized derivative losses (gains), net	490	594	(1,382)
Unrealized interest (income) expense, net	194	187	(25)
Others	(183)	58	20
Decrease (increase) in assets:
Accounts receivable	(821)	(3,800)	616
Inventories	(1,343)	(425)	530
Recoverable taxes	(563)	42	108
Others	(315)	307	(455)
Increase (decrease) in liabilities:
Suppliers	1,076	928	121
Payroll and related charges	285	214	159
Income taxes	(2,478)	1,311	(234)
Others	153	192	373

Net cash provided by operating activities	24,496	19,183	7,136

Cash flows from investing activities:
Short term investments	1,793	1,954	(1,439)
Loans and advances receivable
Related parties
Loan proceeds	–	(28)	(181)
Repayments	–	–	7
Others	(178)	(30)	(25)
Judicial deposits	(186)	(94)	(132)
Investments	(504)	(87)	(1,947)
Additions to property, plant and equipment	(16,075)	(12,647)	(8,096)
Proceeds from disposal of investments	1,081	–	606
Acquisition (sale) of subsidiaries	–	(6,252)	(1,952)

Net cash used in investing activities	(14,069)	(17,184)	(13,159)

Consolidated Statements of Cash Flows (Continued)
Expressed in millions of United States dollars

	Year ended as of December 31,
	2011	2010	2009
Cash flows from financing activities:
Short-term debt
Additions	859	2,233	1,285
Repayments	(955)	(2,132)	(1,254)
Loans
Related parties
Proceeds	19	24	16
Repayments	(1)	(25)	(373)
Issuances of long-term debt
Third parties
Proceeds	1,564	4,436	3,104
Repayments	(2,621)	(2,629)	(307)
Treasury stock	(3,002)	(1,510)	(9)
Mandatorily convertible notes	–	–	934
Transactions of noncontrolling interest	(1,134)	660	–
Dividends and interest attributed to Company's stockholders	(9,000)	(3,000)	(2,724)
Dividends and interest attributed to noncontrolling interest	(100)	(140)	(47)

Net cash provided by (used in) financing activities	(14,371)	(2,083)	625

Increase (decrease) in cash and cash equivalents	(3,944)	(84)	(5,398)
Effect of exchange rate changes on cash and cash equivalents	(109)	375	2,360
Cash and cash equivalents, beginning of period	7,584	7,293	10,331

Cash and cash equivalents, end of period	3,531	7,584	7,293

Cash paid during the period for:
Interest on short-term debt	(3)	(5)	(1)
Interest on long-term debt	(1,143)	(1,097)	(1,113)
Income tax	(7,293)	(1,972)	(1,331)
Non-cash transactions
Income tax paid with credits	(681)	–	–
Interest capitalized	234	164	266
Conversion of mandatorily convertible notes using 75,435,238 treasury stock (see note 17)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars
(Except number of shares)

	Year ended as of December 31,
	2011	2010	2009
Preferred class A stock (including twelve golden shares)
Beginning of the period	10,370	9,727	9,727
Capital increase	6,358		–
Transfer from undistributed retained earnings	–	643	–

End of the period	16,728	10,370	9,727

Common stock
Beginning of the period	16,016	15,262	15,262
Capital increase	9,821		–
Transfer from undistributed retained earnings	–	754	–

End of the period	25,837	16,016	15,262

Treasury stock
Beginning of the period	(2,660)	(1,150)	(1,141)
Sales (acquisitions)	(3,002)	(1,510)	(9)

End of the period	(5,662)	(2,660)	(1,150)

Additional paid-in capital
Beginning of the period	2,188	411	393
Change in the period	(2,249)	1,777	18

End of the period	(61)	2,188	411

Mandatorily convertible notes—common shares
Beginning of the period	290	1,578	1,288
Change in the period	–	(1,288)	290

End of the period	290	290	1,578

Mandatorily convertible notes—preferred shares
Beginning of the period	644	1,225	581
Change in the period	–	(581)	644

End of the period	644	644	1,225

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	(253)	(1,772)	(11,493)
Change in the period	(4,985)	1,519	9,721

End of the period	(5,238)	(253)	(1,772)

Unrealized gain (loss)—available-for-sale securities, net of tax
Beginning of the period	3	–	17
Change in the period	(2)	3	(17)

End of the period	1	3	–

Surplus (deficit) of accrued pension plan
Beginning of the period	(59)	(38)	(34)
Change in the period	(508)	(21)	(4)

End of the period	(567)	(59)	(38)

Participation on other comprehensive income of subsidiaries
Cash flow hedge
Beginning of the period	(24)	2	–
Change in the period	155	(26)	2

End of the period	131	(24)	2

Total other cumulative comprehensive income (deficit)	(5,673)	(333)	(1,808)

Consolidated Statements of Changes in Stockholders' Equity (Continued)
Expressed in millions of United States dollars
(Except number of shares)

	Year ended as of December 31,
	2011	2010	2009
Undistributed retained earnings
Beginning of the period	42,218	28,508	18,340
Transfer from/to unappropriated retained earnings	13,221	15,107	10,168
Transfer to capitalized earnings	(14,309)	(1,397)	–

End of the period	41,130	42,218	28,508

Unappropriated retained earnings
Beginning of the period	166	3,182	9,616
Net income attributable to the Company's stockholders	22,885	17,264	5,349
Remuneration of mandatorily convertible notes
Preferred class A stock	(97)	(72)	(58)
Common stock	(70)	(61)	(93)
Dividends and interest attributed to stockholders' equity
Preferred class A stock	(2,143)	(1,940)	(570)
Common stock	(3,038)	(3,100)	(894)
Appropriation from/to undistributed retained earnings	(13,221)	(15,107)	(10,168)

End of the period	4,482	166	3,182

Total Company stockholders' equity	77,715	68,899	56,935

Noncontrolling interests
Beginning of the period	2,830	2,831	1,892
Disposals (acquisitions) of noncontrolling interests	(631)	1,629	83
Cumulative translation adjustments	(210)	104	823
Cash flow hedge	1	40	(18)
Net income (loss) attributable to noncontrolling interests	(233)	189	107
Net income (loss) attributable to redeemable noncontrolling interests	207	–	–
Dividends and interest attributable to noncontrolling interests	(105)	(104)	(56)
Capitalization of stockholders advances	31	27	–
Pension plan	4	–	–
Assets and liabilities held for sale	–	(1,886)	–

End of the period	1,894	2,830	2,831

Total stockholders' equity	79,609	71,729	59,766

Number of shares issued and outstanding:
Preferred class A stock (including twelve golden shares)	2,108,579,618	2,108,579,618	2,108,579,618
Common stock	3,256,724,482	3,256,724,482	3,256,724,482
Beginning of the period	(147,024,965)	(152,579,803)	(151,792,203)
Acquisitions	(120,987,980)	(69,880,400)	(831,400)
Conversions	1,924	75,435,238	43,800

End of the period	(268,011,021)	(147,024,965)	(152,579,803)

	5,097,293,079	5,218,279,135	5,212,724,297

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

Expressed in millions of United States dollars, unless otherwise stated

1    The Company and its operations

             Vale S.A., ("Vale", "Company" or "we") is a limited liability company incorporated in Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, basic metals production, fertilizers, logistics and steel activities.

             At December 31, 2011, our principal consolidated operating subsidiaries are the following:

Subsidiary	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C.	40.00	51.00	Peru	Fertilizer
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
Mineração Corumbaense Reunida S.A.—MCR	100.00	100.00	Brazil	Iron Ore and Manganese
PT International Nickel Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Austria Holdings GMBH	100.00	100.00	Austria	Holding and Exploration
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Coal Colombia Ltd.	100.00	100.00	Colombia	Coal
Vale Fertilizantes S.A	99.05	99.98	Brazil	Fertilizer
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S. A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	100.00	100.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	74.00	74.00	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	100.00	100.00	Oman	Pellets
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapore	Logistics

2    Basis of consolidation

             All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if we hold less than 51% of voting capital. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted under the equity method (Note 14).

             We evaluate the carrying value of our equity investments in relation to publicly quoted market prices when available. If the quoted market price is lower than book value, and such decline is considered other than temporary, we write-down our equity investments to the level of the quoted market value.

             We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a stockholders agreement. We define affiliates as businesses in which we participate as a noncontrolling interest but with significant influence over the operating and financial policies of the investee.

             Our participation in hydroelectric projects in Brazil is made via consortium contracts under which we have undivided interests in the assets, and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under the Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects (note 12).

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

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

a) Basis of presentation

             We have prepared our consolidated financial statements in accordance with United States generally accepted accounting principles ("US GAAP"), which differ in certain respects from the accounting practices adopted in Brazil ("BR GAAP"), compliant with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB"), which are the basis for our statutory financial statements.

             The Brazilian Real is the parent Company's functional currency. We have selected the US dollar as our reporting currency.

             In 2011, based on entity business assessment, the subsidiary Vale International had its functional currency changed from Brazilian Real to US dollar. This change did not cause significant effects in the financial statements presented.

             All assets and liabilities have been translated to US dollars at the closing rate of exchange at each balance sheet date (or, if unavailable, the first available exchange rate). All statement of income accounts have been translated to US dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account ("CTA") in stockholders' equity.

             The results of operations and financial position of our entities that have a functional currency other than the US dollar, have been translated into US dollars and adjustments to translate those statements into US dollars are recorded in the CTA in stockholders' equity.

             The exchange rates used to translate the assets and liabilities of the Brazilian operations at December 31, 2011 and 2010, were R$1.8683 and R$1.6662, respectively.

             The net transaction gain (loss) included in our statement of income ("Foreign exchange and indexation gains (losses), net") was US$ (1,382), US$102 and US$665 in the years ended December 31, 2011, 2010 and 2009, respectively.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

3    Summary of significant accounting policies (Continued)

b) Information by Segment and Geographic Area

             The company discloses information by consolidated operational business segment and revenues by consolidated geographic area, in accordance with the principles and concepts used by decision makers in evaluating performance. The information is analyzed by segment as follows:

             Bulk Material—includes the extraction of iron ore and pellet production and transport systems of North, South and Southeast, including railroads, ports and terminals, related to mining operations. The manganese ore and ferroalloys are also included in this segment.

             Basic metals—comprises the production of non-ferrous minerals, including nickel operations (co-products and byproducts), copper and aluminum—includes the trading of aluminum, alumina refining and aluminum smelting metals and investments in joint ventures and associated bauxite mining.

             Fertilizers—comprises three major groups of nutrients: potash, phosphate and nitrogen. This business is being formed through a combination of acquisitions and organic growth. This is a new business reported in 2010.

             Logistic services—includes our system of cargo transportation for third parties divided into rail transport, port and shipping services.

             Others—comprises our investments in joint ventures and associate in other businesses.

c) Cash equivalents and short-term investments

             Cash flows from overnight investments and fundings are reported net. Short-term investments that have a ready market and original maturities of 90 days or less are classified as "Cash equivalents". The remaining investments, between 91 day and 360 day maturities are stated at fair value and presented as "Short-term investments".

d) Non-current assets and liabilities

             Assets and liabilities that are realizable or due more than 12 months after the balance sheet date are classified as non-current.

e) Inventories

             Inventories are recorded at the average cost of purchase or production, reduced to market value (net realizable value less a reasonable margin) when lower. Stockpiled inventories are accounted as processed when they are removed from the mine. The cost of finished goods is comprised of depreciation and all direct costs necessary to convert stockpiled inventories into finished goods.

             We classify proven and probable reserve quantities attributable to stockpiled inventories as inventories. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

3    Summary of significant accounting policies (Continued)

             We periodically assess our inventories to identify obsolete or slow-moving inventories and, if needed, we recognize definitive allowances for them.

f) Removal of waste materials to access mineral deposits

             Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production takes place, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized during the useful life of the mine based on proven and probable reserves.

             Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.

g) Property, plant and equipment and intangible assets

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

h) Business combinations

             We apply accounting for business combinations to record acquisitions of interests in other companies. The "purchase method", requires that we reasonably determine the fair value of the identifiable tangible and intangible assets and liabilities assumed of acquired companies and segregate goodwill as an intangible asset.

             We assign goodwill to reporting units and test each reporting unit's goodwill for impairment at least annually, and whenever circumstances indicating that recognized goodwill may not be fully recovered are identified. We perform the annual goodwill impairment tests during the last quarter of each year.

             Goodwill is reviewed for impairment utilizing a two step process. In the first step, we compare a reporting unit's fair value with its carrying amount to identify any potential goodwill impairment loss. If the carrying amount of a reporting unit exceeds the unit's fair value, based on a discounted cash flow analysis, we

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

3    Summary of significant accounting policies (Continued)

carry out the second step of the impairment test, measuring and recording the amount, if any, of the unit's goodwill impairment loss.

i) Impairment of long-lived assets

             All long-lived assets are tested to determine if they are recoverable from operating earnings on an undiscounted cash flow basis over their useful lives whenever events or changes in circumstance indicate that the carrying value may not be recoverable.

             When we determine that the carrying value of long-lived assets and definite-life intangible assets may not be recoverable, we measure any impairment loss based on a projected discounted cash flow method using a discount rate determined to be commensurate with the inherent risk of our current business model.

j) Available-for-sale equity securities

             Equity securities classified as "available-for-sale" are recorded pursuant to accounting for certain investments in debt and equity securities. Accordingly, we classify unrealized holding gains and losses, net of taxes, as a separate component of stockholders' equity until realized.

k) Compensated absences

             The liability for future compensation for employee vacations is fully accrued as earned.

l) Derivatives and hedging activities

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

m) Asset retirement obligations

             Our asset retirement obligations consist primarily of estimated closure costs. The initial measurement is recognized as a liability discounted to present value and subsequently accreted through earnings. An asset retirement cost equal to the initial liability is capitalized as part of the related asset's carrying value and depreciated during the asset's useful life.

n) Revenues and expenses

             Revenues are recognized when title is transferred to the customer or services are rendered. Revenue from exported products is recognized when such products are loaded on board the ship. Revenues from products sold in the domestic market are recognized when delivery is made to the customer. Revenues from logistic services are recognized when the service order is fulfilled. Expenses and costs are recognized on the accrual basis.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

3    Summary of significant accounting policies (Continued)

o) Income taxes

             The deferred tax effects of tax loss carryforwards and temporary differences are recognized pursuant to accounting for income taxes. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recovered in the future.

p) Earnings per share

             Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

q) Interest attributed to stockholders' equity (dividend)

             Brazilian corporations are permitted to distribute interest attributable to stockholders' equity. The calculation is based on the stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year nor 50% of retained earnings plus revenue reserves as determined by "Brazilian GAAP".

             The notional interest charge is tax deductible in Brazil. The benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders' equity is considered as part of the annual minimum mandatory dividend (Note 17). This notional interest distribution is treated for accounting purposes as a deduction from stockholders' equity in a manner similar to a dividend and the tax credit recorded in income.

r) Pension and other post retirement benefits

             We sponsor private pensions and other post retirement benefits for our employees which are actuarially determined and recognized as an asset or liability or both depending on the funded or unfunded status of each plan in accordance with "employees' accounting for defined benefit pension and other post retirement plans". The cost of our defined benefit and prior service costs or credits that arise during the period and are not components of net periodic benefit costs are recorded in other cumulative comprehensive income (deficit).

4    Accounting pronouncements

Accounting standards adopted in 2011

             Accounting Standards Update—ASU number 2011-12 Comprehensive Income (Topic 220). The amendments in this update supersede certain pending paragraphs in Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments in this Update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

4    Accounting pronouncements (Continued)

             ASU number 2011-11 Balance Sheet: Disclosures about Offsetting Assets and Liabilities (Topic 210). Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This pronouncement will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.

             ASU number 2011-08 Intangibles—Goodwill and Other (Topic 350). The objective of this Update is to simplify how entities, both public and nonpublic, test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.

             ASU number 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The objective of this update is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income, so an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

             ASU number 2011-04: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in USGAAP and IFRSs. The amendments in this update generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The amendments are effective during interim and annual periods beginning after December 15, 2011.

             ASU number 2011-03: Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The amendments in this update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The Company adopted this standard with no impact on our financial position, results of operations or liquidity. The amendments in this update are effective for the first interim or annual period beginning on or after December 15, 2011.

             ASU number 2011-02: Receivables (Topic 310)—A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this update would provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. The Company adopted this standard with no impact on its financial position, results of operations or liquidity. The amendments in this update are effective for the first interim or annual period beginning on or after June 15, 2011.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

5    Major acquisitions and disposals

a) Sale of aluminum assets

             In February 2011, we concluded the transaction announced in May, 2010 with Norsk Hydro ASA (Hydro), to transfer all of our stakes in Albras-Alumínio Brasileiro S.A. (Albras), Alunorte-Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with its respective off-take rights and outstanding commercial contracts, and 60% of Mineração Paragominas S.A (Paragominas), and all our other Brazilian bauxite mineral rights. On December 31, 2010 these assets were demonstrated as assets held for sale in our balance sheet.

             For this transaction we received US$ 1,081 in cash and 22% equivalent to 447,834,465 shares of Hydro's outstanding common shares outstanding (approximately US$ 3.5 billion according to Hydro's closing share price at the date of the transaction). Three and five years after the closing of the transaction, we will receive two equal tranches of US$ 200 each in cash, related to the remaining payment of 40% of Mineração Paragominas S.A. From the date of the transaction, Hydro has been accounted for by the equity method.

             The gain on this transaction, of US$ 1,513 was recorded in the income statement in the line Gain on sale of assets.

b) Fertilizers Businesses

             In 2010, we acquired 78.92% of the total capital and 99.83% of the voting capital of Vale Fertilizantes S.A and 100% of the total capital of Vale Fosfatados. In 2011 we concluded several transactions including a public offer to acquire the free floating shares of Vale Fertilizantes S.A. During this offer both the common and preferred shares were acquired for R$ 25.00 per share, amounting to a total of R$ 2,078 billion, equivalent to US$ 1,134 at the date the financial settlement of the transaction. After the public offer, we hold 99.05% of the total shares of Vale Fertilizantes S.A.

             The purchase price allocation based on the fair values of acquired assets and liabilities was based on studies performed by us with the assistance of external valuation specialists and was finalized during 2011.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

5    Major acquisitions and disposals (Continued)

             The goodwill balance arises primarily due to the synergies between the acquired assets and the potash operations in Taquari-Vassouras, Carnalita, Rio Colorado and Neuquém and phosphates in Bayóvar I and II, in Peru, and Evate, in Mozambique. The future development of our projects combined with the acquisition of the portfolio of fertilizer assets will allow Vale to be one of the top players in the global fertilizer business.

Purchase price	5,795
Non-controlling consideration	767
Book value of property, plant and equipment and mining rights	(1,987)
Book value of other assets acquired and liabilities assumed, net	(395)
Adjustment to fair value of property, plant and equipment and mining rights	(5,146)
Adjustment to fair value of inventories	(98)
Deferred taxes on the above adjustments	1,783

Goodwill	719

c) Acquisition of NESA

             In 2011, we acquired 9% of Norte Energia S.A. (NESA) from Gaia Energia e Participações S.A. (Gaia) for US$ 70. NESA was established with the sole purpose of implementing, operating and exploring the Belo Monte hydroelectric plant, which is still in the early development stage. Vale estimated an investment of R$ 2,300 billion (Equivalent to US$ 1.2 billion) of future capital contributions arising from the acquired stake, until December 31, 2011 the total capital contribution was US$ 84.

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

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

6    Income taxes (Continued)

             The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Year ended as of
	December 31, 2011			December 31, 2010			December 31, 2009
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before discontinued operations, income taxes, equity results and noncontrolling interests	21,267	5,532	26,799	16,586	3,728	20,314	10,024	(2,901)	7,123
Exchange variation (not taxable) or not deductible	–	26	26	–	265	265	–	5,162	5,162

	21,267	5,558	26,825	16,586	3,993	20,579	10,024	2,261	12,285

Tax at Brazilian composite rate	(7,231)	(1,890)	(9,121)	(5,639)	(1,358)	(6,997)	(3,408)	(769)	(4,177)
Tax benefit on interest attributed to stockholders	1,655	–	1,655	995	–	995	502	–	502
Difference on tax rates of foreign income	–	1,415	1,415	–	1,673	1,673	–	1,079	1,079
Tax incentives	704	–	704	642	–	642	148	–	148
Social contribution contingency payment	506	–	506	–	–	–	–	–	–
Reversal/Constitution of provisions for loss of tax loss carryforwards	129	(426)	(297)	–	–	–	–	–	–
Other non-taxable, income/non deductible expenses	48	(192)	(144)	13	(31)	(18)	100	248	348

Income tax per consolidated statements of income	(4,189)	(1,093)	(5,282)	(3,989)	284	(3,705)	(2,658)	558	(2,100)

             Vale and some subsidiaries in Brazil were granted with tax incentives that provide for a partial reduction of the income tax due related to certain regional operations of iron ore, railroad, manganese, copper, bauxite, alumina, aluminum, kaolin and potash. The tax benefit is calculated based on taxable profit adjusted by the tax incentive (so-called "exploration profit") taking into consideration the operational profit of the projects that benefit from the tax incentive during a fixed period. In general such tax incentives last for 10 years. The Company's tax incentives will expire in 2020. The tax savings must be registered in a special capital (profit) reserve in the Stockholders' equity of the entity that benefits from the tax incentive and cannot be distributed as dividends to the stockholders.

             We are also allowed to reinvest part of the tax savings in the acquisition of new equipment to be used in the operations that have the tax benefit subject to subsequent approval from the Brazilian regulatory agencies Superintendência de Desenvolvimento da Amazônia—SUDAM and Superintendência de Desenvolvimento do Nordeste—SUDENE. When the reinvestment is approved, the corresponding tax benefit must also be accounted for in a special profit reserve and is also subject to the same restrictions with respect to future dividend distributions to the stockholders.

             We also have income tax incentives related to our Goro project under development in New Caledonia ("The Goro Project"). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

6    Income taxes (Continued)

construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out, should the project achieves a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro Project is in operation. We obtained tax incentives for our projects in Mozambique, Oman and Malaysia, that will take effects when those projects start their commercial operation.

             We are subject to an examination by the tax authorities for up to five years regarding our operations in Brazil, up to ten years for Indonesia, and up to seven years for Canada for income taxes.

             Tax loss carry forwards in Brazil and in most of the jurisdictions where we have tax loss carry forwards have no expiration date, though in Brazil, offset is restricted to 30% of annual taxable income.

             The Company adopts the provision accounting for Uncertainty in Income Taxes.

             The reconciliation of the beginning and ending amounts is as follows: (see note 20(b)) tax—related actions)

	Year ended as of December 31,
	2011	2010	2009
Beginning of the period	2,555	396	657

Increase resulting from tax positions taken	1,076	2,130	47
Decrease resulting from tax positions taken(a)	(3,409)	(24)	(474)
Cumulative translation adjustments	41	53	166

End of the period	263	2,555	396

(a)
In July 2011, we made a payment as a consequence of a Brazilian court decision in a case related to the exemption of the Social Contribution (Contribuição Social sobre o Lucro Líquido).

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

6    Income taxes (Continued)

	December 31, 2011	December 31, 2010
Current deferred tax assets
Accrued expenses deductible only when disbursed	203	386
Assets
Related to provision for losses and write-downs of investments
Employee postretirement benefits provision	640	665
Tax loss carryforwards	916	732
Fair value of financial instruments	610	379
Asset retirement obligation	389	322
Other temporary differences (mainly contingencies provisions)	794	855

	3,349	2,953
Liabilities
Prepaid retirement benefit	(509)	(617)
Fair value adjustments in business combinations	(7,311)	(7,745)
Social contribution	–	(2,145)
Other temporary differences	(463)	(421)

	(8,283)	(10,928)
Valuation allowance
Beginning balance	(110)	(106)
Change in allowance	(16)	(4)

Ending balance	(126)	(110)

Net long-term deferred tax liabilities	(5,060)	(8,085)

Asset	594	–
Liabilities	(5,654)	(8,085)

Total	(5,060)	(8,085)

7    Cash and cash equivalents

	As of December 31,
	2011	2010
Cash	945	560
Cash equivalents	2,586	7,024

	3,531	7,584

             All the above mentioned short-term investments are made through the use of low risk fixed income securities, in a way that those denominated in Brazilian Reais are concentrated in investments indexed to the CDI, and those denominated in US dollars are mainly time deposits, with the original due date less than three months.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

8    Short-term investments

	As of December 31,
	2011	2010
Time deposit	–	1,793

             Represent low risk investments with original due date over three months.

9    Accounts receivable

             Accounts receivable from customers in the steel industry represent 70.36% of receivables at December 31, 2011.

             No single customer accounted for more than 10% of total revenues.

             Additional allowances for doubtful accounts charged to the statement of income as expenses in 2011, 2010 and 2009 totaled US$2, US$23 and US$48, respectively. We wrote-off US$1 in 2011, US$37 in 2010 and US$8 in 2009.

	As of December 31,
	2011	2010
Customers
Denominated in Brazilian Reais	1,228	1,227
Denominated in other currencies, mainly US dollars	7,382	7,102

	8,610	8,329
Allowance for doubtful accounts	(105)	(118)

Total	8,505	8,211

10    Inventories

	As of December 31,
	2011	2010
Products
Nickel (co-products and by-products)	1,771	1,310
Iron ore and pellets	1,137	825
Manganese and ferroalloys	240	203
Fertilizer	387	171
Copper concentrate	72	28
Coal	277	74
Others	91	143
Spare parts and maintenance supplies	1,276	1,544

	5,251	4,298

             On December 31, 2011, the inventory includes provision for adjustment to market value for the products nickel and manganese in the amount of US$ 14 and US$ 9, respectively, there were no adjustments at December 31, 2010.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

11    Recoverable taxes

	As of December 31,
	2011	2010
Income tax	814	459
Value-added tax	997	484
Others brazilian federal contributions	1,006	1,021

Total	2,817	1,964

Current	2,230	1,603
Non-current	587	361

	2,817	1,964

12    Property, plant and equipment and intangible assets

By type of assets:

	As of December 31, 2011			As of December 31, 2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	695	–	695	356	–	356
Buildings	7,912	(1,890)	6,022	6,087	(1,110)	4,977
Installations	14,886	(3,708)	11,178	14,904	(4,231)	10,673
Equipment	12,549	(4,243)	8,306	10,948	(3,637)	7,311
Railroads	6,575	(1,930)	4,645	7,337	(2,357)	4,980
Mine development costs	26,955	(5,180)	21,775	28,010	(4,071)	23,939
Others	14,556	(4,126)	10,430	12,088	(2,987)	9,101

	84,128	(21,077)	63,051	79,730	(18,393)	61,337
Intangible assets	1,201	(67)	1,134	1,316	(42)	1,274
Construction in progress	25,845	–	25,845	21,759	–	21,759

Total	111,174	(21,144)	90,030	102,805	(18,435)	84,370

             Losses on disposal of property, plant and equipment totaled US$ 223, US$623 and US$ 293 in December 31, 2011, 2010 and 2009 respectively. This mainly related to write-offs of ships and trucks, locomotives and other equipment, which were replaced in the normal course of business.

             Assets given in guarantee of judicial processes totaled US$ 97 as at December 31, 2011 (US$ 149 as at December 31, 2010).

Hydroelectric assets

             We participate in several jointly-owned hydroelectric plants, already in operation or under construction, in which we record our undivided interest in these assets as Property, plant and equipment.

             At December 31, 2011 the cost of hydroelectric plants in service totals US$2,261 (December 31, 2010 US$1,432) and the related depreciation in the year was US$428 (December 31, 2010 US$422). The cost

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

12    Property, plant and equipment and intangible assets (Continued)

of hydroelectric plant under construction totaled at December 31, 2011 totals US$59 (December 31, 2010 US$804). Income and operating expenses for such plants are not material.

Intangibles

             All of the intangible assets recognized in our financial statements were acquired from third parties, either directly or through a business combination and have definite useful lives from 6 to 30 years.

             At December 31, 2011 the intangibles amount to US$ 1,135 (December 31, 2010—US$1,274), and are comprised of rights granted by the government—Ferrovia Norte Sul of US$ 896 and off take-agreements of US$ 239.

13    Impairment of goodwill and long-lived assets

             As described in note 3(h), we test goodwill and long-lived assets for impairment when events or changes in circumstances indicate that they might be impaired. For impairment test purposes, goodwill is allocated to reporting units and are tested at least annually.

             No impairment charges were recognized in 2011 and 2010, as a result of the annual goodwill impairment tests performed.

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

             Recognition of additional goodwill impairment charges in the future would depend on several estimates including market conditions, recent actual results and management's forecasts. This information shall be obtained at the time when our assessment is to be updated. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Notes to the Consolidated Financial Statements (Continued)
Expressed in millions of United States dollars, unless otherwise stated

14    Investments in affiliated companies and joint ventures

	December 31, 2011				Investments		Equity in earnings (losses) of investee adjustments			Dividends Received
	Participation in capital (%)		Net equity	Net income (loss) of the period	2011	2010	2011	2010	2009	2011	2010	2009
	Voting	Total
Bulk Material
Iron ore and pellets
Companhia Nipo-Brasileira de Pelotização—NIBRASCO(1)	51.11	51.00	341	89	173	171	45	48	(12)	22	3	20
Companhia Hispano-Brasileira de Pelotização—HISPANOBRÁS(1)	51.00	50.89	225	36	115	128	19	40	(12)	20	–	–
Companhia Coreano-Brasileira de Pelotização—KOBRASCO(1)	50.00	50.00	155	65	78	87	32	43	(17)	32	11	–
Companhia Ítalo-Brasileira de Pelotização—ITABRASCO(1)	51.00	50.90	158	93	80	86	47	18	12	38	25	–
Minas da Serra Geral SA—MSG	50.00	50.00	57	7	29	36	3	6	2	–	–	–
SAMARCO Mineração SA—SAMARCO(2)	50.00	50.00	941	1,754	528	561	878	798	299	812	950	190
Baovale Mineração SA—BAOVALE	50.00	50.00	69	16	35	31	8	4	(3)	–	–	–
Zhuhai YPM Pellet e Co,Ltd—ZHUHAI	25.00	25.00	90	1	23	25	–	9	3	–	–	–
Tecnored Desenvolvimento Tecnológico SA	43.04	43.04	107	(13)	48	40	(7)	(10)	–	–	–	–

					1,109	1,165	1,025	956	272	924	989	210
Coal
Henan Longyu Resources Co Ltd	25.00	25.00	1,128	336	282	250	85	76	74	–	83	–
Shandong Yankuang International Company Ltd	25.00	25.00	(170)	(58)	(43)	(27)	(15)	(19)	(18)	–	–	–

					239	223	70	57	56	–	83	–
Base Metals
Bauxite
Mineração Rio do Norte SA—MRN	40.00	40.00	357	19	144	152	8	(2)	(10)	–	10	42

					144	152	8	(2)	(10)	–	10	42
Copper
Teal Minerals Incorporated	50.00	50.00	469	(12)	234	90	(6)	(10)	(18)	–

					234	90	(6)	(10)	(18)	–	–	–
Nickel
Heron Resources Inc(3)	–	–	–	–	6	7	–	–	–	–	–	–
Korea Nickel Corp	25.00	25.00	16	–	4	11	–	2	–	–	–	–
Others(3)	–	–	–	–	1	5	–	–	–	–	–	–

					11	23	–	2	–	–	–	–

Notes to the Consolidated Financial Statements (Continued)
Expressed in millions of United States dollars, unless otherwise stated

14    Investments in affiliated companies and joint ventures (Continued)

	December 31, 2011				Investments		Equity in earnings (losses) of investee adjustments			Dividends Received
	Participation in capital (%)		Net equity	Net income (loss) of the period	2011	2010	2011	2010	2009	2011	2010	2009
	Voting	Total
Aluminium
Norsk Hydro ASA(4)	22.00	22.00	14,668	449	3,227	–	99	–	–	52	–	–

					3,227	–	99	–	–	52	–	–
Logistic
LOG-IN Logística Intermodal SA	31.33	31.33	338	(20)	114	135	(7)	4	2	–	–	3
MRS Logística SA	45.68	45.84	1,200	316	551	511	132	90	141	55	72	124

					665	646	125	94	143	55	72	127
Others
Steel
California Steel Industries Inc—CSI	50.00	50.00	322	27	161	155	14	12	(10)	7	7	–
CSP—Companhia Siderurgica do PECEM	50.00	50.00	539	(7)	267	18	(3)	–	–	–	–	–
THYSSENKRUPP CSA Companhia Siderúrgica do Atlântico	26.87	26.87	5,982	(658)	1,607	1,840	(177)	(85)	(6)	–	–	–
Usinas Siderúrgicas de Minas Gerais SA—USIMINAS	–	–	–	–	–	–	–	–	8	–	–	7

					2,035	2,013	(166)	(73)	(8)	7	7	7
Other affiliates and joint ventures
Norte Energia S.A.	9.00	9.00	837	–	75	–	–	–	–	–	–	–
Vale Soluções em Energia S.A.(1)	52.77	52.77	276	(32)	145	115	(16)	(33)	–	–	–	–
Others	–	–	–	–	209	70	(4)	(4)	(2)	–	–	–

					429	185	(20)	(37)	(2)	–	–	–

Total					8,093	4,497	1,135	987	433	1,038	1,161	386

(1)
Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders.
(2)
Investment includes goodwill of US$ 58 in December, 2011 and US$64 in December, 2010.
(3)
Available for sale.
(4)
The investment is adjusted based on our acquisition and the net income refers to the period from March onwards.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

15    Short-term debt

             Short-term borrowings outstanding on December 31, 2011 are from commercial banks for import financing denominated in US dollars with average annual interest rates of 1.81%.

16    Long-term debt

	Current liabilities		Non-current liabilities
	2011	2010	2011	2010
Foreign debt
Loans and financing denominated in the following currencies:
US dollars	496	2,384	2,693	2,530
Others	9	18	52	217
Fixed Rate Notes
US dollars	410	–	10,073	10,242
EUR		–	970	1,003
Perpetual notes	–	–	–	78
Accrued charges	221	233	–	–

	1,136	2,635	13,788	14,070

Brazilian debt
Brazilian Reais indexed to Long-Term Interest Rate—TJLP/CDI and General Price Index-Market (IGP-M)	246	76	5,245	3,891
Basket of currencies	1	1	–	125
Non-convertible debentures	–	–	2,505	2,767
US dollars denominated	–	1	–	738
Accrued charges	112	110	–	–

	359	188	7,750	7,521

Total	1,495	2,823	21,538	21,591

             The long-term portion at December 31, 2011 was as follows:

2013	3,184
2014	1,231
2015	952
2016	1,607
2017 and after	14,200
No due date	364

21,538

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

16    Long-term debt (Continued)

             At December 31, 2011 annual interest rates on long-term debt were as follows:

Up to 3%	4,738
3.1% to 5%(*)	2,301
5.1% to 7%	8,802
7.1% to 9%(**)	2,793
9.1% to 11%(**)	2,365
Over 11%(**)	2,033
Variable	1

23,033

(*)
Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4.71% per year in US dollars.

(**)
Includes non-convertible debentures and other Brazilian Real denominated debt that bear interest at the Brazilian Interbank Certificate of Deposit (CDI) and Brazilian Government Long-term Interest Rates (TJLP) plus a spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$ 6,005 of which US$ 5,041 has an original interest rate above 7% per year. The average cost after taking into account the derivative transactions is 2.98% per year in US dollars.

             The average cost of all derivative transactions is 3.22% per year in US dollars.

             Vale has non-convertible debentures in Brazilian Real denominated as follows:

	Quantity as of December 31, 2011				Balance
Non Convertible Debentures					December 31, 2011	December 31, 2010
	Issued	Outstanding	Maturity	Interest
2nd Series	400,000	400,000	November 20, 2013	100% CDI + 0.25%	2,167	2,429
Tranche "B"	5	5	No date	6.5% p.a + IGP-DI	364	367

					2,531	2,796

Long-term portion					2,505	2,767
Accrued charges					26	29

					2,531	2,796

             The indexation indices/rates applied to our debt were as follows (unaudited):

	Year ended as of December 31,
	2011	2010
TJLP—Long-Term Interest Rate (effective rate)	–	6.0
IGP-M—General Price Index-Market	4.1	10.9
Appreciation (devaluation) of Real against US dollar	25.3	4.7

             On January 4, 2012, (subsequent event) we issued US$1 billion notes due 2022 sold at a price of 98.804% of the principal amount and will bear a coupon of 4.375% per year, payable semi-annually though our wholly-owned subsidiary Vale Overseas Limited.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

16    Long-term debt (Continued)

Credit Lines

             Vale has available revolving credit lines that can be disbursed and paid at any time, during its availability period. On December 31, 2011, the total amount available under the revolving credit lines was US$4.1 billion, of which US$3 billion can be drawn by Vale S.A., Vale Canada Limited and Vale International, US$350 can be drawn by Vale International and the balance by Vale Canada Limited. As of December 31, 2011, none of the borrowers had drawn any amounts under these facilities, but letters of credit totaling US$107 had been issued and remained outstanding pursuant Vale Canada Limited's facility.

             In August 2011, we entered into an agreement with a syndicate of financial institutions to finance the acquisition of five large ore carriers and two capesize bulkers at two Korean shipyards. The agreement provides a credit line of up to US$530. As of December 31, 2011, Vale had drawn US$178 under the facility.

             In October 2010, we signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to US$1 billion. As of December 31, 2011, Vale disbursed US$ 500. In September 2010, Vale entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing to build 12 very large ore carriers comprising a facility for an amount of up to US$1,229. The financing has a 13-year total term to be repaid, and the funds will be disbursed during 3 years according to the construction schedule. As of December 31, 2011, we had drawn US$467 under this facility.

             In June 2010, Vale established certain facilities with Banco Nacional de Desenvolvimento Econômico Social—BNDES for a total amount of R$774, (US$430), to finance the acquisition of domestic equipments. On March 31, 2011, Vale increased this facility through a new agreement with BNDES for R$ 103 (US$ 62). As of December 31, 2011, we had drawn the equivalent of US$329 under these facilities.

             In May 2008, the Company has signed agreements with Japanese long term financing credit agencies in the amount of US$ 5 billion, being US$ 3 billion with Japan Bank for International Cooperation (JIBC) and US$ 2 billion with Nippon Export and Investment Insurance (NEXI), to finance mining projects, logistics and energy generation. Until December 31, 2011, Vale through its subsidiary PT International Nickel Indonesia Tbk (PTI) withdrew US$300, under the credit facility from NEXI to finance the construction of the hydroelectric plant of Karebbe, Indonesia.

             In April 2008, Vale has signed a credit line in the amount of R$ 7.3 billion (US$ 4 billion) with Banco Nacional de Desenvolvimento Econômico e Social—BNDES to finance its investment program. Until December 31, 2011, Vale withdrew R$ 2,795 (US$1,496) in this line.

Guarantee

             On December 31, 2011, US$ 648 of the total aggregate outstanding debt was secured by fixed assets.

Covenants

             Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of December 31, 2011.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

17    Stockholders' equity

             Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders' meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.

             Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders' meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share.

             During 2011, Vale paid the minimum annual remuneration attributed to stockholder in 2010, as of interest on capital and dividends, and Vale paid the additional remuneration in amount of US$ 1,000. Additionally, we anticipate US$ 4,141 relating to dividends of annual remuneration attributed to stockholder in 2011.

             In November 2011, as part of the share buy-back program approved in June 2011, we concluded the acquisition of 39,536,080 common shares, at an average price of US$ 26.25 per share, and 81,451,900 preferred shares, at an average price of US$ 24.09 per share (including shares of each class in the form of American Depositary Receipts), for a total aggregate purchase price of US$ 3.0 billion. The repurchased shares represent 3.10% of the free float of common shares, and 4.24% of the free float of preferred shares, outstanding before the launch of the program. The shares acquired will be held in treasury for cancellation.

             In September, 2010, the Board of Directors approved a share buy-back program. The shares are to be held in treasury for subsequent sale or cancellation, amounting up to US$2 billion and involving up to 64,810,513 common shares and up to 98,367,748 preferred shares. As of December 31, 2010 we had acquired 21,682,700 common shares and 48,197,700 preferred shares.

             In June 2010, the notes series Rio and Rio P were converted into ADS and represent an aggregate of 49,305,205 common shares and 26,130,033 preferred class A shares respectively. The conversion was made using 75,435,238 treasury stocks held by the Company. The difference between the conversion amount and the book value of the treasury stocks of US$ 1,379 was accounted for in additional paid-in capital in the stockholder's equity.

             The outstanding issued mandatory convertible notes as of December 31, 2011, are as follows:

			Value
	Date
				Net of charges
Headings	Emission	Expiration	Gross		Coupon
Tranches Vale and Vale P-2012	July/2009	June/2012	942	934	6.75% p.a.

             The notes pay a quarterly coupon and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory. Consequently, they were recognized as a specific component of shareholders' equity, net of financial charges.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

17    Stockholders' equity (Continued)

             The funds linked to future mandatory conversion, net of charges are equivalent to the maximum of common shares and preferred shares, are as follows. All the shares are currently held in treasury.

	Maximum amount of action		Value
Headings	Common	Preferred	Common	Preferred
Tranches Vale and Vale P-2012	18,415,859	47,284,800	293	649

             In November 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 1.657454 and US$ 1.917027 per note, respectively.

             In September 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 1.806046 and US$ 2.088890 per note, respectively.

             In April 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 0.985344 and US$ 1.139659 per note, respectively.

             In January 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, US$ 0.462708 and US$ 0.535173 per note, respectively.

             Brazilian law permits the payment of cash dividends only from retained earnings as stated in the BR GAAP statutory records and such payments are made in Brazilian reais. Pursuant to the Company's statutory books, undistributed retained earnings at December 31, 2011, total US$36,145, comprising of the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders, after deducting of the minimum annual mandatory dividend, which is 25% of net income of the parent Company.

             No withholding tax is payable on distribution of profits earned, except for distributions in the form of interest attributed to stockholders' equity (Note 3 (q)).

             Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records.

             The purpose and basis of appropriation to such reserves is described below:

             Unrealized income reserve—this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

             Expansion reserve—this is a general reserve for expansion of our activities.

             Legal reserve—this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of capital stock all determined under Brazilian GAAP.

             Fiscal incentive investment reserve—this reserve results from an option to designate a portion of income tax otherwise payable, for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve basically contemplates income tax incentives (Note 6).

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

17    Stockholders' equity (Continued)

Earnings per share

             Earnings per share amounts have been calculated as follows:

	Year ended as of December 31,
	2011	2010	2009
Net income from continuing operations	22,885	17,407	5,349
Discontinued operations, net of tax	–	(143)	–

Net income for the period	22,885	17,264	5,349
Remuneration attributed to preferred convertible notes	(97)	(72)	(58)
Remuneration attributed to common convertible notes	(70)	(61)	(93)

Net income for the period adjusted	22,718	17,131	5,198

Earnings per share
Income available to preferred stockholders	8,591	6,566	1,967
Income available to common stockholders	13,842	10,353	3,082
Income available to convertible notes linked to preferred	205	153	75
Income available to convertible notes linked to common	80	59	73

	22,718	17,131	5,197

Weighted average number of shares outstanding (thousands of shares)—preferred shares	1,984,030	2,035,783	2,030,700
Weighted average number of shares outstanding (thousands of shares)—common shares	3,197,063	3,210,023	3,181,706

Total	5,181,093	5,245,806	5,212,406

Weighted average number of convertibles outstanding (thousands of shares)—linked to preferred shares	47,285	47,285	77,580
Weighted average number of convertibles outstanding (thousands of shares)—linked to common shares	18,416	18,416	74,998

Total	65,701	65,701	152,578

Total
Earnings per preferred share	4.33	3.23	0.97
Earnings per common share	4.33	3.23	0.97
Earnings per convertible note linked to preferred	6.39	4.76	1.71
Earnings per convertible note linked to common share	8.15	6.52	2.21
Continuous operation
Earnings per preferred share	4.33	3.25	0.97
Earnings per common share	4.33	3.25	0.97
Earnings per convertible note linked to preferred	6.39	4.77	1.71
Earnings per convertible note linked to common share	8.15	6.56	2.21
Discontinuous operation
Earnings per preferred share		(0.02)
Earnings per common share		(0.02)
Earnings per convertible note linked to preferred		(0.01)
Earnings per convertible note linked to common share		(0.04)

The Company does not include a calculation for diluted earnings per share because the effect is anti-dilutive.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans

             The Company is the sponsor of pension plans mixed with characteristics of benefit and defined contribution (such as benefit plan Vale Mais), which includes retirement income and the risk benefits (death pension, retirement for disability and sickness benefit). These plans are calculated based on length of service, age, salary base and supplement to Social Security benefits. These plans are administered by Fundação Vale do Rio Doce de Seguridade Social—VALIA.

             The Company also sponsors a pension plan with defined benefit characteristics. This plan was funded by monthly contributions made by the sponsor and employees, calculated on the basis of periodic actuarial estimates. With the creation of the plan Vale Mais in May 2000, more than 98% of active employees opted to transfer. The defined benefit is still there, covering almost exclusively retired participants and their beneficiaries. This plan is also administered by VALIA.

             Additionally, a specific group of former employees are entitled to additional payments to the normal benefits of VALIA through Complementation Bonus plus a post-retirement benefit that covers medical, dental and pharmaceutical assistance to that specific group.

             Vale Fertilizantes and its wholly owned subsidiaries pay to employees who are eligible to the FGTS' fine according to union agreement and provide certain health benefits for retired employees who are eligible.

             The Company also has defined benefit plans and other post-employment benefits administered by other foundations and social security entities which, together, benefiting all employees.

             The following information details the status of the defined benefit elements of all plans in accordance with employers disclosure about pensions and other post retirement benefits, as well as costs related to them.

             We use a measurement date December 31 for our pension and post retirement benefit plans.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

a) Change in benefit obligation

	As of December 31, 2011			As of December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Benefit obligation at beginning of year	3,623	5,667	1,601	3,661	3,923	1,431
Benefit initial recognized consolidation	–	–	–	385	12	58
Transfers	1,132	(1,132)	–	(936)	936	–
Service cost	18	79	32	2	59	26
Interest cost	517	272	102	329	360	102
Plan amendment	–	2	(23)	(28)	10	(2)
Assumptions changes	141	39	10	87	65	6
Benefits paid/ Actual distribution	(345)	(363)	(82)	(237)	(364)	(78)
Plan settlements	–	(26)	(8)	–	–	–
Effect of exchange rate changes	(539)	(138)	(67)	126	241	71
Actuarial loss	64	162	129	234	425	(13)

Benefit obligation at end of year	4,611	4,562	1,694	3,623	5,667	1,601

b) Change in plan assets

	As of December 31, 2011			As of December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Fair value of plan assets at beginning of year	5,585	4,645	13	4,996	3,229	11
Fair value initial recognized consolidation	–	–	–	451	10	–
Transfers	1,105	(1,105)	–	(866)	866	–
Actual return on plan assets	573	125	–	1,094	541	1
Employer contributions	65	512	82	2	169	80
Benefits paid/ Actual distribution	(345)	(363)	(82)	(265)	(364)	(80)
Plan settlements	–	(26)	(11)	–	–	–
Effect of exchange rate changes	(706)	(126)	(1)	173	194	1

Fair value of plan assets at end of year	6,277	3,662	1	5,585	4,645	13

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

             A special contribution was made to the Vale Canada Limited defined underfunded benefit plans of US$342 during the period. The contribution was made to bring the adequate ratios which provide Vale Canada with more certain funding requirements for 2011-2013.

             Plan assets managed by Valia on December 31, 2011, December 31, 2010 and January 1, 2010 include investments in portfolio of our own stock of US$340, US$519 and US$587, investments in debentures worth US$63, US$64 and US$69 and equity investments from related parties amounting to US$84, US$81 and US$164, respectively. They also include on December 31, 2011, 31 December 2010 and January 1, 2010, US$3,552, US$4,150 and US$3,261 of securities of the Federal Government. The assets of the pension plans of Vale Canada Limited in securities of the Government of Canada on December 31, 2011, 2010 and January 1, 2010, amounted to US$653, US$436 and US$391, respectively. The assets of Vale Fertilizantes and Ultrafértil on December 31, 2011 and December 31, 2010 in securities of the Federal Government were worth US$149 and US$158, respectively.

c) Funded Status and Financial Position

	As of December 31, 2011			As of December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Noncurrent assets	1,666	–	–	1,962	–	–
Current liabilities	–	(69)	(78)	–	(35)	(133)
Non-current liabilities	–	(831)	(1,615)	–	(987)	(1,455)

Funded status	1,666	(900)	(1,693)	1,962	(1,022)	(1,588)

d) Assumptions used (nominal terms)

             All calculations involve future actuarial projections for some parameters, such as salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc. No actuarial results can be analyzed without prior knowledge of the scenario of assumptions used in the assessment.

             The economic actuarial assumptions adopted were formulated considering the long life of the plan and should therefore be examined in that light. So, in the short term, they may not necessarily be realized.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

             For the evaluations the following economic assumptions were adopted:

Brazil
	December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Discount rate	10.78% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	14.25% p.a.	13.79% p.a.	N/A	12.00% p.a.	11.50% p.a.	N/A
Rate of compensation increase—up to 47 years	8.15% p.a.	8.15% p.a.	N/A	8.15% p.a.	8.15% p.a.	N/A
Rate of compensation increase—over 47 years	5.00% p.a.	5.00% p.a.	N/A	5.00% p.a.	5.00% p.a.	N/A
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
Health care cost trend rate	N/A	N/A	8.15% p.a.	N/A	N/A	8.15% p.a.

Foreign
	December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Discount rate	N/A	5.43% p.a.	5.10% p.a.	N/A	6.21% p.a.	5.44% p.a.
Expected return on plan assets	N/A	6.51% p.a.	6.50% p.a.	N/A	7.02% p.a.	6.50% p.a.
Rate of compensation increase—up to 47 years	N/A	4.10% p.a.	3.00% p.a.	N/A	4.11% p.a.	3.58% p.a.
Rate of compensation increase—over 47 years	N/A	4.10% p.a.	3.00% p.a.	N/A	4.11% p.a.	3.58% p.a.
Inflation	N/A	2.00% p.a.	2.00% p.a.	N/A	2.00% p.a.	2.00% p.a.
Initial Health care cost trend rate	N/A	N/A	7.22% p.a.	N/A	N/A	7.35% p.a.
Ultimate Health care cost trend rate	N/A	N/A	4.49% p.a.	N/A	N/A	4.49% p.a.

e) Pension costs

	Year ended as of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost—benefits earned during the period	18	79	32
Interest cost on projected benefit obligation	517	272	102
Expected return on assets	(785)	(258)	–
Amortizations and (gain) / loss	–	24	(35)

Net periodic pension cost (credit)	(250)	117	99

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

	Year ended as of December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost—benefits earned during the period	2	59	27
Interest cost on projected benefit obligation	329	361	97
Expected return on assets	(531)	(321)	–
Amortizations and (gain) / loss	–	18	(14)
Net deferral	(1)	–	–

Net periodic pension cost (credit)	(201)	117	110

	Year ended as of December 31, 2009
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost—benefits earned during the period	11	43	17
Interest cost on projected benefit obligation	313	255	88
Expected return on assets	(431)	(202)	(1)
Amortizations and (gain)/loss	14	3	(19)
Net deferral	–	14	(14)

Net periodic pension cost (credit)	(93)	113	71

f) Accumulated benefit obligation

	December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Accumulated benefit obligation	4,610	4,404	1,694	3,612	5,540	1,601
Projected benefit obligation	4,611	4,562	1,694	3,623	5,667	1,601
Fair value of plan assets	(6,277)	(3,662)	(1)	(5,585)	4,645	(13)

g) Impact of 1% variation in assumed health care cost trend rate

	1% increase		1% decrease
	2011	2010	2011	2010
Accumulated postretirement benefit obligation (APBO)	258	213	(206)	(172)
Interest and service costs	22	12	(18)	(17)

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

h) Other Cumulative Comprehensive Income (Deficit)

	As of December 31, 2011			As of December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Net prior service (cost)/credit	–	(15)	–	–	(15)	–
Net actuarial (loss)/gain	(181)	(885)	292	243	(628)	335
Effect of exchange rate changes	(24)	3	–	(1)	–	(1)
Deferred income tax	70	249	(76)	(82)	201	(111)

Amounts recognized in other cumulative comprehensive income (deficit)	(135)	(648)	216	160	(442)	223

i) Change in Other Cumulative Comprehensive Income (Deficit)

	As of December 31, 2011			As of December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Net prior service (cost)/credit not yet recognized in NPPC at beginning of period	–	(14)	–	–	–	–
Net actuarial (loss)/gain not yet recognized in NPPC at beginning of period	242	(629)	334	(18)	(337)	297
Transfers	–	–	–	8	(8)	–
Deferred income tax at beginning of period	(82)	201	(111)	3	111	(94)

Effect of initial recognition of cumulative comprehensive income (deficit)	160	(442)	223	(7)	(234)	203
Reclassifications
Amortization of net transition (obligation)/asset	–	(5)	–	–	–	–
Amortization of net prior service (cost)/credited	–	5	–	–	–	–
Amortization of net actuarial (loss)/gain	–	19	2	–	(1)	9
Total net actuarial (loss)/gain arising during period	(423)	(290)	(48)	261	(277)	11
Transfers	–	–	–	(8)	8	–
Effect of exchange rate changes	(24)	17	4	(1)	(28)	17
Deferred income tax	152	48	35	(85)	90	(17)

Total recognized in other cumulative comprehensive income (deficit)	(135)	(648)	216	160	(442)	223

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

j) Plan assets

Brazilian Plans

             The Investment Policy Statements of pension plans sponsored for Brazilian employees are based on a long term macroeconomic scenario and expected returns. An Investment Policy Statement was established for each obligation by following results of a strategic asset allocation study.

             Plan asset allocations comply with pension funds local regulation issued by CMN—Conselho Monetário Nacional (Resolução CMN 3792/09). We are allowed to invest in six different asset classes, defined as Segments by the law, as follows: Fixed Income, Equity, Structured Investments (Alternative Investments and Infra-Structure Projects), International Investments, Real Estate and Loans to Participants.

             The Investment Policy Statements are approved by the Board, the Executive Directors and two Investments Committees. The internal and external portfolio managers are allowed to exercise investment discretion under the limitations imposed by the Board and the Investment Committees.

             The pension fund has a risk management process with established policies that intend to identify measure and control all kind of risks faced by our plans, such as: market, liquidity, credit, operational, systemic and legal.

Foreign plans

             The strategy for each of the pension plans sponsored by Vale Canada is based upon a combination of local practices and the specific characteristics of the pension plans in each country, including the structure of the liabilities, the risk versus reward trade-off between different asset classes and the liquidity required to meet benefit payments.

Overfunded pension plans

Brazilian Plans

             The Defined Benefit Plan (the "Old Plan") has the most part of its assets allocated in fixed income, mainly in Brazilian government bonds (such as TIPS) and corporate long term inflation linked corporate bonds with the objective of reducing the asset-liability volatility. The target is 55% of the total assets. This LDI (Liability Driven Investments) strategy, when considered together with the Loans to Participants segment, aims to hedge the plan's liabilities against inflation risk and volatility. The target allocation for each investment segment or asset class is as follows:

	December 31, 2011	December 31, 2010
Fixed income	57%	52%
Equity	24%	28%
Structured investments	6%	6%
International investments	1%	2%
Real estate	8%	7%
Loans to participants	4%	5%

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

             The Investment Policy has the objective of achieving the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations with the adequate level of risk. This plan has an average nominal return of 20% p.a. in dollars terms in the last 11 years.

             The Vale Mais Plan (the "New Plan") has obligations with both characteristics of defined benefit and variable contribution, as mentioned. The most part of its investments is in fixed income. It also implemented a LDI (Liability Driven Investments) strategy to reduce asset-liability volatility of the defined benefits plan's component by using inflation linked bonds (like TIPS). The target allocation for this strategy is 55% of total assets of this sub-plan. The target allocation for each investment segment or asset class is as follows:

	December 31, 2011	December 31, 2010
Fixed income	56%	59%
Equity	24%	24%
Structured investments	3.5%	2%
International investments	0.5%	1%
Real estate	6%	4%
Loans to participants	10%	10%

             The Defined Contribution Vale Mais component offers three options of asset classes mix that can be chosen by participants. The options are: Fixed Income—100%; 80% Fixed Income and 20% Equities and 65% Fixed Income and 35% Equities. Loan to participants is included in the fixed income options. Equities management is done through investment fund that targets Ibovespa index.

             The Investment Policy has the objective of achieving the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations with the adequate level of risk. This plan has an average nominal return of 16% p.a. in dollars terms in the last 11 years.

—Fair value measurements by category—Overfunded Plans

	As of December 31, 2011				As of December 31, 2010
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Asset by category
Cash and cash equivalents	2	2	–	–	6	6	–	–
Accounts Receivable	15	15	–	–	81	81	–	–
Equity securities—liquid	1,508	1,425	83	–	1,396	1,321	75	–
Debt securities—Corporate bonds	560	–	560	–	420	–	420	–
Debt securities—Government bonds	2,134	2,134	–	–	2,114	2,114	–	–
Investment funds—Fixed Income	2,292	2,292	–	–	1,610	1,610	–	–
Investment funds—Equity	539	539	–	–	513	513	–	–
International investments	13	13	–	–	23	23	–	–
Structured investments—Private Equity funds	194	–	–	194	128	–	–	128
Structured investments—Real estate funds	21	–	–	21	19	–	–	19
Real estate	482	–	–	482	288	–	–	288
Loans to Participants	345	–	–	345	182	–	–	182

Total	8,105	6,420	643	1,042	6,780	5,668	495	617

Funds not related to risk plans	(1,828)				(1,195)
Fair value of plan assets at end of year	6,277				5,585

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

—Fair value measurements using significant unobservable inputs—Level 3 (Overfunded)

	As of December 31, 2011					As of December 31, 2010
	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Beginning of the year	128	19	288	182	617	97	–	249	282	628
Actual return on plan assets	(8)	–	79	49	120	(3)	1	49	25	72
Initial recognized consolidation of Fosfertil	–	–	–	–	–	–	–	22	5	27
Assets sold during the period	(1)	–	(22)	(117)	(140)	(3)	(1)	(24)	(75)	(103)
Assets purchases, sales and settlements	37	–	135	116	288	43	–	25	62	130
Cumulative translation adjustment	(16)	(2)	(35)	(36)	(89)	4	1	9	7	21
Transfers in and/or out of Level 3	54	4	37	151	246	(10)	18	(42)	(124)	(158)

End of the year	194	21	482	345	1,042	128	19	288	182	617

             The target return for private equity assets in 2012 is 11.94% p.a. for the Old Plan and 11.51% p.a.for the New Plan. The target allocation is 6% for the Old Plan and 5.3% for the New Plan, ranging between 2% and 10% for the Old Plan and ranging between 1% and 10% for the New Plan. These investments have a longer investment horizon and low liquidity that aim to profit from economic growth, especially in the infrastructure sector of the Brazilian economy. The fair value of usually non-liquid assets is close to acquisition cost or book value. Some private equity funds, alternatively, apply the following methodologies: discounted cash flows analysis or analysis based on multiples.

             The target return for loans to participants in 2012 is 16% p.a. The fair value pricing of these assets includes provisions for non-paid loans, according to the local pension fund regulation.

             The target return for real estate assets in 2012 is 12.80% p.a. Fair value for these assets is close to book value. The pension fund hires companies specialized in real estate valuation that do not act in the market as brokers. All valuation techniques follow the local regulation.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

Underfunded pension plans

Brazilian Obligation

             The obligation has an exclusive allocation in fixed income. A LDI (Liability Driven Investments) was also used strategy for this plan. Most of the resources were invested in long term Brazilian government bonds (similar to TIPS) and inflation linked corporate bonds with the objective of minimizing asset-liability volatility and reduce inflation risk.

             The Investment Policy Statement has the objective of achieving the adequate diversification, current income and long term capital growth to fulfill its obligations with the adequate level of risk. This obligation has an average nominal return of 16% p.a. in local currency in the last 6 years.

Foreign plans

             All pension plans except PT Inco, have resulted in a target asset allocation of 60% in equity investments and 40% in fixed income investments, with all securities being traded in the public markets. Fixed income investments are in domestic bonds for each plan's market and involve a mixture of government and corporate bonds. Equity investments are primarily global in nature and involve a mixture of large, mid and small capitalization companies with a modest explicit investment in domestic equities for each plan. The Canadian plans also use a currency hedging strategy (each developed currency's exposure is 50% hedged) due to the large exposure to foreign securities. For PT Inco, the target allocation is 20% equity investment and the remainder in fixed income, with the vast majority of these investments being made within the domestic market.

—Fair value measurements by category—Underfunded Pension Plans

	As of December 31, 2011				As of December 31, 2010
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Asset by category
Cash and cash equivalents	41	17	24	–	52	22	30	–
Accounts Receivable	11	11	–	–	20	20	–	–
Equity securities	1,232	1,231	1	–	1,628	1,623	5	–
Debt securities	259	–	259	–	175	–	175	–
Debt securities—Government bonds	660	33	627	–	786	370	416	–
Investment funds—Fixed Income	1,007	439	568	–	1,799	1,079	720	–
Investment funds—Equity	450	74	376	–	437	91	346	–
International investments	2	–	2	–	6	3	3	–
Investment funds—Private Equity	–	–	–	–	216	216	–	–
Structured investments—Private Equity funds	–	–	–	–	15	–	–	15
Structured investments—Real estate funds	–	–	–	–	1	–	–	1
Real estate	–	–	–	–	37	–	–	37
Loans to Participants	–	–	–	–	151	–	–	151

Total	3,662	1,805	1,857	–	5,323	3,424	1,695	204

Funds not related to risk plans	–				(678)

Fair value of plan assets at end of year	3,662				4,645

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

—Fair value measurements using significant unobservable inputs—Level 3 (Underfunded)

	As of December 31, 2011					As of December 31, 2010
	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Beginning of the year	15	1	37	151	204	–	–	–	–	–
Actual return on plan assets	–	–	–	–	–	(2)	–	4	20	22
Assets sold during the period	–	–	–	–	–	7	–	(2)	(57)	(52)
Assets purchases, sales and settlements	–	–	–	–	–	–	–	10	58	68
Cumulative translation adjustment	–	–	–	–	–	–	–	1	6	7
Transfers in and/or out of Level 3	(15)	(1)	(37)	(151)	(204)	10	1	24	124	159

End of the year	–	–	–	–	–	15	1	37	151	204

Underfunded other benefits

—Fair value measurements by category—Other Benefits

	As of December 31, 2011		As of December 31, 2010
	Total	Level 1	Total	Level 1
Asset by category
Cash	1	1	13	13

Total	1	1	13	13

k)    Cash flow contributions

             Employer contributions expected for 2012 are US$262.

l)    Estimated future benefit payments

             The benefit payments, which reflect future service, are expected to be made as follows:

	As of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
2012	282	403	89
2013	279	393	93
2014	279	387	96
2015	272	387	99
2016	269	383	101
2017 and thereafter	1,269	1,917	494

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Pension plans (Continued)

m)    Summary of participant data

	As of December 31, 2011			As of December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Active participants
Number	202	67,951	74,729	245	59,923	67,990
Average age—years	50.0	36	35.9	49.8	36	36.4
Average service—years	27.2	7	7.7	27.1	8	8.5
Terminated vested participants
Number	–	5,815	–	–	4,876	–
Average age—years	–	39	–	–	40	–
Retirees and beneficiaries
Number	18,380	18,189	32,633	18,496	18,078	32,765
Average age—years	66.3	71	63.7	65.6	71	62.5

19    Long-term incentive compensation plan

             Under the terms of the long-term incentive compensation plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.

             The shares purchased by each executive are unrestricted and may, at the participant's discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period. The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on the market rates. The total shares linked to the plan at December 31, 2011 and December 31, 2010, are 3,012,538 and 2,458,627, respectively.

             Additionally, as a long-term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle, a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.

             We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements for Accounting for Stock-Based Compensation. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At December 31, 2011, December 31, 2010 and December 31, 2009, we recognized a liability of US$109, US$120 and US$72, respectively, through the Statement of Income.

20    Commitments and contingencies

             a) In connection with the Girardin Act tax—advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from VNC, associated with the Girardin Act lease financing. We also committed that

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

20    Commitments and contingencies (Continued)

assets associated with the Girardin Act lease financing would be substantially complete by December 31, 2011. In light of the delay in the start-up of the VNC processing facilities, we have proposed an extension to the previously agreed substantial completion date of December 31, 2011 to December 31, 2012. The French Government and tax investors have been briefed on this request and a formal request for extension has been submitted to them. We believe the likelihood of the guarantee being called upon to be remote.

             Sumic Nickel Netherlands B.V. ("Sumic"), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC if the defined cost of the initial nickel cobalt development project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin Act lease financing, shareholder loans and equity contributions by shareholders to VNC, exceeded US$4.6 billion and an agreement cannot be reached on how to proceed with the project. On May 27, 2010 the threshold was reached. The put option discussion and decision period was stayed to January 1, 2012. We are currently in discussions with Sumic on their continued participation in VNC, and expect to reach a resolution during the second or third quarter of 2012 following a prescribed process which occurs over a five month period.

             In addition, in the course of our operations we have provided letters of credit and guarantees in the amount of US$465 million that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, community service commitments and import and export duties.

             b) We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

             The provision for contingencies and the related judicial deposits is as follows:

	As of December 31,
	2011		2010
	Provision for contingencies	Judicial deposits	Provision for contingencies	Judicial deposits
Labor and social security claims	751	895	748	874
Civil claims	248	151	510	410
Tax—related actions	654	413	746	442
Others	33	5	39	5

	1,686	1,464	2,043	1,731

             Labor and social security related actions principally comprise of claims by Brazilian current and former employees for (i) payment of time spent travelling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

             Civil actions principally relate to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans, during

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

20    Commitments and contingencies (Continued)

which full inflation indexation of contracts was not permitted, as well as for accidents and land appropriation disputes.

             Tax related actions principally comprise of challenges initiated by us, on certain taxes on revenues and uncertain tax positions. We continue to vigorously pursue our interests in all these actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

             Judicial deposits are made by us following court requirements in order to be entitled to either initiate or continue a legal action. These amounts are released to us upon receipt of a final favorable outcome from the legal action, and in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.

             Contingencies settled during the year ended December 31, 2011, December 31, 2010 and December 31, 2009, totaled US$658, US$352 and US$236, respectively. Provisions recognized in the year ended December 31, 2011, December 31, 2010 and December 31, 2009, totaled US$526, US$112 and US$294, respectively, classified as other operating expenses.

             In addition to the contingencies for which we have made provisions, we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is reasonably possible but not probable, in the total amount of US$ 22,449 at December 31, 2011, and for which no provision has been made (December 31, 2010—US$4,787). The increase in the values of reasonably possible tax contingencies refers mainly to tax assessments against us for regarding the payment of Income Tax and Social Contribution calculated based on the equity method in foreign subsidiaries.

             c) At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of these debentures were set to ensure that the pre-privatization stockholders, including the Brazilian Government, would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

             A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed. In December 31, 2011 the total amount of these debentures was US$ 1,336 (US$ 1,284 in December 31, 2010).

             The debenture holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture.

             During 2011 we paid remuneration on these debentures of US$ 14.

d)    Description of Leasing Arrangements

             Part of our railroad operations include leased facilities. The 30-year lease is renewable for a further 30 years and expires in August, 2026 and is classified as an operating lease. At the end of the lease term, we are required to return the concession and the leased assets. In most cases, management expects that in the normal course of business, leases will be renewed.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

20    Commitments and contingencies (Continued)

             The following is a schedule by year of future minimum rental payments required under the railroad operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2011.

2012	87
2013	87
2014	87
2015	87
2016 thereafter	955

Total minimum payments required	1,303

             The total expenses of operating leases for the years ended December 31, 2011, 2010 and 2009 were US$87, US$90 and US$80, respectively.

             During 2008, we entered into operating lease agreements with our joint ventures Nibrasco, Itabrasco and Kobrasco, under which we leased four pellet plants. The lease terms are from 5 to 30 years.

             The following is a schedule by year of future minimum rental payments required under the pellet plants operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2011:

2012	66
2013	58
2014	23
2015	23
2016 thereafter	64

Total minimum payments required	234

             The total expenses of operating leases for the years ended December 31, 2011, 2010 and 2009 were US$66, US$107 and US$114, respectively.

e)    Asset retirement obligations

             We use various judgments and assumptions when measuring our asset retirement obligations.

             Changes in circumstances, law or technology may affect our cash flow estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

20    Commitments and contingencies (Continued)

             The changes in the provisions for asset retirement obligations are as follows:

	Year ended as of December 31,
	2011	2010	2009
Beginning of period	1,368	1,116	887
Accretion expense	125	113	75
Liabilities settled in the current period	(57)	(45)	(46)
Revisions in estimated cash flows	420	125	(23)
Cumulative translation adjustment	(86)	59	223

End of period	1,770	1,368	1,116

Current liabilities	73	75	89
Non-current liabilities	1,697	1,293	1,027

Total	1,770	1,368	1,116

21    Other expenses

             The income statement line "Other operating expenses" totaled US$2,810 for the year ended December 31, 2011, (US$2,205 in 2010 and US$1,522 in 2009). It includes pre operational expenses of US$439 (US$360 in 2010 and US$0 in 2009), loss of materials of US$49 (US$108 in 2010 and US$9 in 2009) and idle capacity and stoppage operations expenses of US$854 (US$757 in 2010 and US$880 in 2009).

22    Fair value disclosure of financial assets and liabilities

             The Financial Accounting Standards Board, through Accounting Standards Codification and Accounting Standards Updates, defines fair value and sets out a framework for measuring fair value, which refers to valuation concepts and practices and requires certain disclosures about fair value measurements.

a)    Measurements

             The pronouncements define fair value as the exchange price that would be received for an asset, or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the inherent risks in the inputs to the valuation technique.

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

    Level 1—Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

22    Fair value disclosure of financial assets and liabilities (Continued)

    Level 2—Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability;

    Level 3—Assets and liabilities, for which quoted prices do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point, fair market valuation becomes highly subjective.

b)    Measurements on a recurring basis

             The description of the valuation methodologies used for recurring assets and liabilities measured at fair value in the Company's Consolidated Balance Sheet at December 31, 2011 and December 31, 2010 are summarized below:

  •
  Available-for-sale securities

             They are securities that are not classified either as held-for-trading or as held-to-maturity for strategic reasons and have readily available market prices. We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available. When there is no market value, we use inputs other than quoted prices.

  •
  Derivatives

             The market approach is used to estimate the fair value of the swaps discounting their cash flows using the interest rate of the currency they are denominated it is also used for the commodities contracts, since the fair value is computed by using forward curves for each commodity.

  •
  Debentures

             The fair value is measured by the market approach method, and the reference price is available on the secondary market.

             The tables below presents the balances of assets and liabilities measured at fair value on a recurring basis as follows:

	December 31, 2011
	Carrying amount	Fair value	Level 1	Level 2
Available-for-sale securities	7	7	7	–
Unrealized losses on derivatives	(81)	(81)	–	(81)
Debentures	(1,336)	(1,336)	–	(1,336)

	December 31, 2010
	Carrying amount	Fair value	Level 1	Level 2
Available-for-sale securities	12	12	12	–
Unrealized losses on derivatives	257	257	1	256
Debentures	(1,284)	(1,284)	–	(1,284)

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

22    Fair value disclosure of financial assets and liabilities (Continued)

c)    Measurements on a non-recurring basis

             The Company also has assets under certain conditions that are subject to measurement at fair value on a non-recurring basis. These assets include goodwill and assets acquired and liabilities assumed in business combinations. During the year ended December 31, 2011, we have not recognized any impairment for those items.

d)    Financial Instruments

Long-term debt

             The valuation method used to estimate the fair value of our debt is the market approach for the contracts that are quoted on the secondary market, such as bonds and debentures. The fair value of both fixed and floating rate debt is determined by discounting future cash flows of Libor and Vale's bonds curves (income approach).

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

             Our long-term debt is reported at amortized cost, and the income of time deposits is accrued monthly according to the contract rate. The estimated fair value measurement is disclosed as follows:

	December 31, 2011
	Carrying amount	Fair value	Level 1	Level 2
Long-term debt (less interests)(*)	(22,700)	(24,312)	(18,181)	(6,131)
Perpetual Notes(**)	(80)	(80)	–	(80)

	December 31, 2010
	Carrying amount	Fair value	Level 1	Level 2
Time deposits	1,793	1,793	–	1,793
Long-term debt (less interests)(*)	(24,071)	(25,264)	(19,730)	(5,534)

(*)
Less accrued charges of US$333 and US$343 as of December 31, 2011 and December 31, 2010, respectively.
(**)
Classified on "LT Loans and related parties".

Notes to the Consolidated Financial Statements (Continued)
Expressed in millions of United States dollars, unless otherwise stated

23    Segment and geographical information

             The information presented to the Executive Board with the respective performance of each segment are usually derived from the accounting records maintained in accordance with the best accounting practices, with some reallocation between segments.

             Consolidated net income and principal assets are reconciled as follows:

Results by segment

	Year ended as of
	December 31, 2011						December 31, 2010						December 31, 2009
	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Consolidated	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Consolidated	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Consolidated
RESULTS
Gross revenues	44,948	9,627	3,547	1,726	541	60,389	34,478	8,200	1,845	1,465	493	46,481	15,205	6,679	413	1,104	538	23,939
Cost and expenses	(14,466)	(6,350)	(2,753)	(1,467)	(958)	(25,994)	(11,589)	(5,916)	(1,669)	(1,120)	(354)	(20,648)	(7,127)	(5,580)	(158)	(812)	(502)	(14,179)
Research and development	(649)	(413)	(104)	(121)	(387)	(1,674)	(289)	(277)	(72)	(75)	(165)	(878)	(235)	(207)	(46)	(57)	(436)	(981)
Gain on sale of assets	–	1,513	–	–	–	1,513	–	–	–	–	–	–	–	–	–	–	–	–
Depreciation, depletion and amortization	(1,847)	(1,572)	(458)	(229)	(16)	(4,122)	(1,536)	(1,359)	(200)	(146)	(19)	(3,260)	(1,205)	(1,322)	(29)	(126)	(40)	(2,722)

Operating income	27,986	2,805	232	(91)	(820)	30,112	21,064	648	(96)	124	(45)	21,695	6,638	(430)	180	109	(440)	6,057
Financial result	(2,966)	(1)	(55)	(207)	(84)	(3,313)	(332)	(80)	32	(43)	(958)	(1,381)	625	369	–	24	8	1,026
Discontinued operations, net of tax	–	–	–	–	–	–	–	(143)	–	–	–	(143)	–	–	–	–	–	–
Gain (loss) on sale of investments	–	–	–	–	–	–	–	–	–	–	–	–	87	(108)	–	–	61	40
change in provision for losses on equity investments	1,095	101	–	125	(186)	1,135	1,013	(10)	–	94	(110)	987	328	(28)	–	143	(10)	433
Income taxes	(4,202)	(954)	(114)	(12)	–	(5,282)	(3,980)	240	(12)	20	27	(3,705)	(2,613)	525	–	(11)	(1)	(2,100)
Noncontrolling interests	105	88	(31)	–	71	233	5	(209)	19	–	(4)	(189)	17	(121)	–	–	(3)	(107)

Net income attributable to the Company's stockholders	22,018	2,039	32	(185)	(1,019)	22,885	17,770	446	(57)	195	(1,090)	17,264	5,082	207	180	265	(385)	5,349

Sales classified by geographic destination:
Foreign market
America, except United States	1,168	1,380	44	–	21	2,613	792	1,170	32	12	4	2,010	296	942	–	3	11	1,252
United States	98	1,571	1	–	2	1,672	73	740	–	–	15	828	15	744	–	–	73	832
Europe	8,766	2,456	153	–	62	11,437	6,797	2,067	4	–	44	8,912	2,184	1,755	–	–	97	4,036
Middle East/Africa/Oceania	1,743	150	1	–	1	1,895	1,562	217	11	–	–	1,790	413	118	–	–	–	531
Japan	5,987	1,243	–	–	8	7,238	3,859	1,371	–	–	10	5,240	1,473	913	–	–	26	2,412
China	18,237	1,235	–	–	99	19,571	14,432	923	–	–	24	15,379	8,171	821	–	–	11	9,003
Asia, other than Japan and China	3,619	1,394	35	–	1	5,049	2,710	1,445	8	–	9	4,172	1,074	1,107	–	–	37	2,218
Brazil	5,330	198	3,313	1,726	347	10,914	4,253	267	1,790	1,453	387	8,150	1,579	279	413	1,101	283	3,655

	44,948	9,627	3,547	1,726	541	60,389	34,478	8,200	1,845	1,465	493	46,481	15,205	6,679	413	1,104	538	23,939

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

23    Segment and geographical information (Continued)

Results by segment

	Year ended as of December 31, 2011
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment	Additions to property, plant and equipment	Investments
Bulk Material
Iron ore	35,008	(494)	34,514	(9,066)	25,448	(1,418)	24,030	32,944	7,409	112
Pellets	8,150	(266)	7,884	(3,261)	4,623	(196)	4,427	2,074	624	997
Manganese	171	(8)	163	(187)	(24)	(15)	(39)	81	137	—
Ferroalloys	561	(48)	513	(407)	106	(54)	52	252	40	—
Coal	1,058	—	1,058	(1,378)	(320)	(164)	(484)	4,081	1,141	239

	44,948	(816)	44,132	(14,299)	29,833	(1,847)	27,986	39,432	9,351	1,348
Base Metals
Nickel and other products (*)	8,118	—	8,118	(5,558)	2,560	(1,487)	1,073	29,097	2,637	11
Copper (**)	1,126	(23)	1,103	(873)	230	(84)	146	4,178	1,226	234
Aluminum products	383	(5)	378	(304)	74	(1)	73	—	16	3,371

	9,627	(28)	9,599	(6,735)	2,864	(1,572)	1,292	33,275	3,879	3,616
Fertilizers
Potash	287	(14)	273	(315)	(42)	(45)	(87)	2,137	532	—
Phosphates	2,395	(95)	2,300	(1,760)	540	(297)	243	6,430	316	—
Nitrogen	782	(103)	679	(557)	122	(116)	6	896	180	—
Others fertilizers products	83	(13)	70	—	70	—	70	364	—	—

	3,547	(225)	3,322	(2,632)	690	(458)	232	9,827	1,028	—
Logistics
Railroads	1,265	(222)	1,043	(1,003)	40	(179)	(139)	1,307	213	551
Ports	461	(48)	413	(315)	98	(50)	48	576	347	—
Ships	—	—	—	—	—	—	—	2,485	308	114

	1,726	(270)	1,456	(1,318)	138	(229)	(91)	4,368	868	665
Others	541	(60)	481	(1,285)	(804)	(16)	(820)	1,993	949	2,464
Gain on sale of assets	—	—	—	1,513	1,513	—	1,513	—	—	—

	60,389	(1,399)	58,990	(24,756)	34,234	(4,122)	30,112	88,895	16,075	8,093

(*)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(**)
Includes copper concentrate.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

23    Segment and geographical information (Continued)

Results by segment

	Year ended as of December 31, 2010
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment	Additions to property, plant and equipment	Investments
Bulk Material
Iron ore	26,384	(366)	26,018	(7,364)	18,654	(1,307)	17,347	30,412	4,015	107
Pellets	6,402	(266)	6,136	(2,515)	3,621	(110)	3,511	1,445	353	1,058
Manganese	258	(7)	251	(136)	115	(10)	105	24	2	—
Ferroalloys	664	(62)	602	(306)	296	(26)	270	292	26	—
Coal	770	—	770	(856)	(86)	(83)	(169)	3,020	499	223

	34,478	(701)	33,777	(11,177)	22,600	(1,536)	21,064	35,193	4,895	1,388
Base Metals
Nickel and other products (*)	4,712	—	4,712	(3,402)	1,310	(1,145)	165	28,623	1,880	23
Copper (**)	934	(29)	905	(621)	284	(87)	197	3,579	1,072	90
Aluminum products	2,554	(32)	2,522	(2,109)	413	(127)	286	395	342	152

	8,200	(61)	8,139	(6,132)	2,007	(1,359)	648	32,597	3,294	265
Fertilizers
Potash	280	(11)	269	(269)	—	(29)	(29)	474	355	—
Phosphates	1,211	(47)	1,164	(1,070)	94	(121)	(27)	7,560	438	—
Nitrogen	337	(43)	294	(285)	9	(50)	(41)	809	47	—
Others fertilizers products	17	(5)	12	(11)	1	—	1	146	3	—

	1,845	(106)	1,739	(1,635)	104	(200)	(96)	8,989	843	—
Logistics
Railroads	1,107	(183)	924	(716)	208	(123)	85	1,278	160	511
Ports	353	(47)	306	(236)	70	(23)	47	297	36	—
Ships	5	—	5	(13)	(8)	—	(8)	747	747	135

	1,465	(230)	1,235	(965)	270	(146)	124	2,322	943	646
Others	493	(90)	403	(429)	(26)	(19)	(45)	3,995	2,672	2,198

	46,481	(1,188)	45,293	(20,338)	24,955	(3,260)	21,695	83,096	12,647	4,497

(*)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(**)
Includes copper concentrate.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

23    Segment and geographical information (Continued)

Results by segment

	Year ended as of December 31, 2009
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment	Additions to property, plant and equipment	Investments
Bulk Material
Iron ore	12,831	(172)	12,659	(4,956)	7,703	(1,044)	6,659	21,736	3,361	107
Pellets	1,352	(92)	1,260	(1,165)	95	(76)	19	947	84	1,050
Manganese	145	(2)	143	(103)	40	(9)	31	25	4	—
Ferroalloys	372	(45)	327	(278)	49	(15)	34	261	112	—
Coal	505	—	505	(549)	(44)	(61)	(105)	1,723	362	243

	15,205	(311)	14,894	(7,051)	7,843	(1,205)	6,638	24,692	3,923	1,400
Base Metals
Nickel and other products (*)	3,947	—	3,947	(3,292)	655	(1,016)	(361)	23,967	1,464	30
Copper (**)	682	(19)	663	(470)	193	(71)	122	4,127	558	80
Aluminum products	2,050	(37)	2,013	(1,969)	44	(235)	(191)	4,663	143	143

	6,679	(56)	6,623	(5,731)	892	(1,322)	(430)	32,757	2,165	253
Fertilizers
Potash	413	(17)	396	(187)	209	(29)	180	159	—	—

	413	(17)	396	(187)	209	(29)	180	159	—	—
Logistics
Railroads	838	(137)	701	(524)	177	(97)	80	1,045	96	468
Ports	264	(38)	226	(161)	65	(29)	36	1,441	106	—
Ships	2	—	2	(9)	(7)	—	(7)	1,104	738	125

	1,104	(175)	929	(694)	235	(126)	109	3,590	940	593
Others	538	(69)	469	(869)	(400)	(40)	(440)	6,439	1,068	2,339

	23,939	(628)	23,311	(14,532)	8,779	(2,722)	6,057	67,637	8,096	4,585

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

24    Related party transactions

             Balances from transactions with major related parties are as follows:

	December 31, 2011		December 31, 2010
	Assets	Liabilities	Assets	Liabilities
Affiliated Companies and Joint Ventures
Companhia Hispano-Brasileira de Pelotização—HISPANOBRÁS	177	162	264	300
Companhia Ítalo-Brasileira de Pelotização—ITABRASCO	—	—	—	10
Companhia Nipo-Brasileira de Pelotização—NIBRASCO	1	13	—	23
Companhia Coreano-Brasileira de Pelotização—KOBRASCO	—	5	—	4
Baovale Mineração SA	8	20	3	30
Minas da Serra Geral SA—MSG	—	9	—	9
MRS Logística SA	50	20	1	15
Mineração Rio Norte SA	—	—	—	25
Norsk Hydro ASA	489	80	2	—
Samarco Mineração SA	47	—	61	—
Mitsui & CO, LTD	—	37	—	61
Others	107	49	229	84

	879	395	560	561

Current	370	304	531	559
Long-term	509	91	29	2

Total	879	395	560	561

             These balances are included in the following balance sheet classifications:

	December 31, 2011		December 31, 2010
	Assets	Liabilities	Assets	Liabilities
Current assets
Accounts receivable	288	—	435	—
Loans and advances to related parties	82	—	96	—
Non-current assets
Loans and advances to related parties	509	—	29	—
Current liabilities
Suppliers	—	280	—	538
Loans from related parties	—	24	—	21
Non-current liabilities
Long-term debt	—	91	—	2

	879	395	560	561

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

24    Related party transactions (Continued)

             Income and expenses from the principal transactions and financial operations carried out with major related parties are as follows:

	December 31, 2011		December 31, 2010		December 31, 2009
	Income	Expense	Income	Expense	Income	Expense
Affiliated Companies and Joint Ventures
Companhia Nipo-Brasileira de Pelotização—NIBRASCO	—	151	—	149	29	47
Samarco Mineração SA	511	—	448	—	97	—
Companhia Ítalo-Brasileira de Pelotização—ITABRASCO	—	150	—	50	—	18
Companhia Hispano-Brasileira de Pelotização—HISPANOBRÁS	729	521	462	513	85	75
Companhia Coreano-Brasileira de Pelotização—KOBRASCO	—	98	—	117	—	29
Usinas Siderúrgicas de Minas Gerais SA—USIMINAS(*)	—	—	—	—	46	—
Mineração Rio Norte SA	—	—	—	156	—	210
MRS Logística SA	16	759	16	561	12	484
Others	103	53	17	18	19	29

	1,359	1,732	943	1,564	288	892

(*)
Sold in April 2009.

             These amounts are included in the following statement of income line items:

	December 31, 2011		December 31, 2010		December 31, 2009
	Income	Expense	Income	Expense	Income	Expense
Sales/Cost of iron ore and pellets	1,337	952	910	785	233	193
Revenues/expense from logistic services	16	759	23	603	26	457
Sales/Cost of aluminum products	—	18	—	156	—	210
Financial income/expenses	6	3	10	20	29	32

	1,359	1,732	943	1,564	288	892

             Additionally we have loans payable to Banco Nacional de Desenvolvimento Social and BNDES Participações S.A in the amounts of US$ 2,954 and US$ 902 respectively, accruing interest at market rates, which fall due through 2029. These operations generated interest expenses of US$ 138 and US$ 57. We also maintain cash equivalent balances with Banco Bradesco S.A. in the amount of US$ 16 in December 31, 2011. The effect of these operations in results was US$ 73.

25    Derivative financial instruments

Risk management policy

             Vale considers that the effective management of risk is a key objective to support its growth strategy, strategic planning and financial flexibility. Therefore Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. To do that, Vale evaluates not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk), those inherent to inadequate or failed internal processes, people, systems or external events (operational risk), those arising from liquidity risk, among others.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

25    Derivative financial instruments (Continued)

             The Board of Directors established the corporate risk management policy in order to support the growth strategy, strategic planning and business continuity of the Company, strengthening its capital structure and asset management, ensure flexibility and consistency on the financial management and strengthen corporate governance practices.

             The corporate risk management policy determines that Vale measures and monitors its corporate risk on a consolidated approach in order to guarantee that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

             The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk analysis and for issuing opinion regarding the Company's risk management. It is also responsible for the supervision and revision of the principles and instruments of corporate risk management.

             The Executive Board is responsible for the approval of the policy deployment into norms, rules and responsibilities and for reporting to the Board of Directors about such procedures.

             The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities in the Company regarding risk management.

             The Company may, when necessary, allocate specific risk limits to management activities that need them, including but not limited to, market risk limit and corporate and sovereign credit limit, in accordance with the acceptable corporate risk limit.

Market Risk Management

             Vale is exposed to the behavior of various market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process and the growth strategy of the Company, ensure its financial flexibility and monitor the volatility of future cash flows.

             When necessary, market risk mitigation strategies are evaluated and implemented in line with these objectives. Some of these strategies may incorporate financial instruments, including derivatives. The portfolios of the financial instruments are monitored on a monthly basis, enabling surveillance of financial results and then impact on cash flow, and ensuring adherence to the objectives of the strategies proposed.

             Considering the nature of Vale's business and operations, the main market risk factors which the Company is exposed to are:

  •
  Interest rates;

  •
  Foreign exchange;

  •
  Product prices and input costs

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

25    Derivative financial instruments (Continued)

Foreign exchange rate and interest rate risk

             Vale's cash flows are exposed to volatility of several currencies. While most of the product prices are indexed to US dollars, most of the costs, disbursements and investments are indexed to currencies other than the US dollar, namely the Brazilian Real and the Canadian dollar.

             Derivative instruments may be used to reduce Vale's potential cash flow volatility arising from its currency mismatch.

             For hedges of revenue, costs, expenses and investment cash flows, the main risk mitigation strategies used are currency forward transactions and swaps.

             The swap transactions used to convert debt linked to Brazilian Real into US dollar have similar—or sometimes shorter—settlement dates than the final maturity of the debt instruments. Their notional amounts are similar to the principal and interest payments, subject to liquidity market conditions.

             The swaps with shorter settlement dates are renegotiated through time so that their final maturity matches—or becomes closer—to the debts` final maturity. At each settlement date, the results of the swap transactions partially offset the impact of the foreign exchange rate in Vale's obligations, contributing to stabilize the cash disbursements in US dollar.

             In the event of an appreciation (depreciation) of the Brazilian Real against the US dollar, the negative (positive) impact on Brazilian Real denominated debt obligations (interest and/or principal payment) measured in US dollars will be partially offset by a positive (negative) effect from a swap transaction, regardless of the US dollar/Brazilian Real exchange rate in the payment date. The same rationale applies to debt denominated in other currencies and their respective swaps.

             Vale is also exposed to interest rate risks on loans and financings. Its floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the US dollar floating rate debt is subject to changes in the LIBOR (London Interbank Offer Rate in US dollar). To mitigate the impact of the interest rate volatility on its cash flows, Vale considers the natural hedges resulting from the correlation of commodities prices and US dollar floating rates. If such natural hedges are not present, Vale may search for the same effect by using financial instruments.

Product price and Input Cost risk

             Vale is also exposed to several market risks associated with commodities price volatilities. In line with the risk management policy, risk mitigation strategies involving commodities can also be used to adjust its risk profile and reduce the volatility of cash flow. In these cases, the mitigation strategies used are primarily forward transactions, futures contracts or zero-cost collars.

Embedded derivatives

             The cash flow of the Company is also exposed to various market risks associated with contracts that contain embedded derivatives or behave as derivatives. The derivatives may be embedded in, but are not limited to, commercial contracts, purchase agreements, leases, bonds, insurance policies and loans.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

25    Derivative financial instruments (Continued)

             Vale's wholly-owned subsidiary Vale Canada Ltd has nickel concentrate and raw materials purchase agreements, in which there are provisions based on the movement of nickel and copper prices. These provisions are considered embedded derivatives.

Hedge Accounting

             Under the Standard Accounting for Derivative Financial Instruments and Hedging Activities, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in the statement of income, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

             At December 31, 2011, Vale has outstanding positions designated as cash flow hedge. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk, such as a forecasted purchase or sale. If a derivative is designated as cash flow hedge, the effective portion of the changes in the fair value of the derivative is recorded in other comprehensive income and recognized in earnings when the hedged item affects earnings. However, the ineffective portion of changes in the fair value of the derivatives designated as hedges is recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, the value of such excluded portion is included in earnings.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

25    Derivative financial instruments (Continued)

             The assets and liabilities balances of derivatives measured at fair value and the effects of their recognition are shown in the following tables:

	Assets				Liabilities
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swap	410	60	–	300	49	590	–	–
EURO floating rate vs. USD floating rate swap	–	–	1	–	–	–	–	–
USD floating rate vs. fixed USD rate swap	–	–	–	–	–	–	4	–
EuroBond Swap	–	–	–	–	4	32	–	8
Pre Dollar Swap	19	–	–	1	–	41	–	–
AUD floating rate vs. fixed USD rate swap	–	–	2	–	–	–	–	–
Treasury future	–	–	–	–	5	–	–	–

	429	60	3	301	58	663	4	8
Commodities price risk
Nickel
Fixed price program	1	–	13	–	1	–	12	–
Purchase program	–	–	–	–	–	–	15	–
Bunker Oil Hedge	4	–	16	–	–	–	–	–
Coal	–	–	–	–	–	–	2	–
Maritime Freight Hiring Protection Program	–	–	–	–	–	–	2	–

	5	–	29	–	1	–	31	–
Embedded derivatives:
Derivatives designated as hedge
Strategic Nickel	161	–	–	–	–	–	–	53
Foreign exchange cash flow hedge	–	–	20	–	14	–	–	–

	161	–	20	–	14	–	–	53

Total	595	60	52	301	73	663	35	61

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

25    Derivative financial instruments (Continued)

	Amount of gain or (loss) recognized as financial income (expense)			Financial settlement (Inflows)/ Outflows			Amount of gain or (loss) recognized in OCI
	Year ended as of December 31,			Year ended as of December 31,			Year ended as of December 31,
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swap	(92)	451	1,598	(337)	(956)	(243)	–	–	–
EURO floating rate vs. USD floating rate swap	–	(1)	–	–	1	(1)	–	–	–
USD floating rate vs. fixed USD rate swap	–	(2)	(2)	4	3	8	–	–	–
EuroBond Swap	(30)	(5)	–	1	(1)	–	–	–	–
Pre Dollar Swap	(23)	4	–	(1)	(2)	–	–	–	–
Swap USD fixed rate vs. CDI	69	–	–	(68)	–	–	–	–	–
South African Rande Forward	(8)	–	–	8	–	–	–	–	–
AUD floating rate vs. fixed USD rate swap	–	3	14	(2)	(9)	(5)	–	–	–
Treasury Future	(12)	–	–	6	–	–	–	–	–
Swap Convertibles	–	37	–	–	(37)	–	–	–	–

	(96)	487	1,610	(389)	(1,001)	(241)	–	–	–
Commodities price risk
Nickel
Fixed price program	39	4	5	(41)	(7)	79	–	–	–
Strategic program	15	(87)	(95)	–	105	73	–	–	–
Copper	1	–	–	–	–	–	–	–	–
Aluminum	–	–	–	7	16	–	–	–	–
Bunker Oil Hedge	37	4	50	(48)	(34)	(16)	–	–	–
Coal	–	(4)	–	2	3	–	–	–	–
Maritime Freight Hiring Protection Program	–	(5)	66	2	(24)	(37)	–	–	–
Natural gas	–	–	(4)	–	–	6	–	–	–

	92	(88)	22	(78)	59	105	–	–	–
Embedded derivatives:
For nickel concentrate costumer sales	–	–	(25)	–	–	(14)	–	–	–
Customer raw material contracts	–	–	(76)	–	–	–	–	–	–
Energy—Aluminum options	(7)	(51)	–	–	–	–	–	–	–

	(7)	(51)	(101)	–	–	(14)	–	–	–
Derivatives designated as hedge
Bunker Oil Hedge	–	–	(16)	–	47	4	–	–	–
Aluminum	–	–	13	–	–	–	4	31	(36)
Strategic Nickel	49	(1)	–	(48)	–	–	211	(52)	–
Foreign exchange cash flow hedge	37	284	–	(50)	(330)	–	(60)	(5)	38

	86	283	(3)	(98)	(283)	4	155	(26)	2

Total	75	631	1,528	(565)	(1,225)	(146)	155	(26)	2

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

25    Derivative financial instruments (Continued)

             Unrealized gains (losses) in the period are included in our income statement under the caption of gains (losses) on derivatives, net.

             Final maturity dates for the above instruments are as follows:

Interest rates/Currencies	December 2019
Bunker Oil	December 2011
Nickel	December 2012