Form 20-F
period 2012-12-31
Vale S.A.
filed 2013-04-02
CIK 917851

As filed with the Securities and Exchange Commission on April 2, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012
Commission file number: 001-15030

VALE S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Luciano Siani Pires, Chief Financial Officer
phone: +55 21 3814 8888
fax: +55 21 3814 8820

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Preferred class A shares of Vale, no par value per share	New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing one preferred class A share of Vale	New York Stock Exchange
Common shares of Vale, no par value per share	New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing one common share of Vale	New York Stock Exchange
9.0% Guaranteed Notes due 2013, issued by Vale Overseas	New York Stock Exchange
6.25% Guaranteed Notes due 2016, issued by Vale Overseas	New York Stock Exchange
6.250% Guaranteed Notes due 2017, issued by Vale Overseas	New York Stock Exchange
5 5/8% Guaranteed Notes due 2019, issued by Vale Overseas	New York Stock Exchange
4.625% Guaranteed Notes due 2020, issued by Vale Overseas	New York Stock Exchange
4.375% Guaranteed Notes due 2022, issued by Vale Overseas	New York Stock Exchange
8.25% Guaranteed Notes due 2034, issued by Vale Overseas	New York Stock Exchange
6.875% Guaranteed Notes due 2036, issued by Vale Overseas	New York Stock Exchange
6.875% Guaranteed Notes due 2039, issued by Vale Overseas	New York Stock Exchange
5.625% Notes due 2042, issued by Vale S.A.	New York Stock Exchange

*
Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of Vale as of December 31, 2012 was:
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
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
Yes ☐ No ☒

i

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Page

1	Identity of directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information
	3A Selected financial data	Selected financial data	13
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	1

4	Information on the Company
	4A History and development of the company	Business overview, Capital and R&D expenditures	15, 68
	4B Business overview	Business overview, Lines of business, Reserves, Regulatory matters	15, 23, 57, 73
	4C Organizational structure	Exhibit 8	–
	4D Property, plant and equipment	Lines of business, Capital and R&D expenditures, Regulatory matters	23, 68, 73

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects
	5A Operating results	Results of operations	84
	5B Liquidity and capital resources	Liquidity and capital resources	94
	5C Research and development, patents and licenses, etc.	Capital and R&D expenditures	68
	5D Trend information	Results of operations	84
	5E Off-balance sheet arrangements	Off-balance sheet arrangements	98
		Critical accounting policies and estimates	98
	5F Tabular disclosure of contractual obligations	Contractual obligations	98
	5G Safe harbor	Forward-looking statements	iv

6	Directors, senior management and employees		–
	6A Directors and senior management	Management	118
	6B Compensation	Management compensation	129
	6C Board practices	Management—Board of directors	118
	6D Employees	Employees	131
	6E Share ownership	Major shareholders, Employees—Performance-based compensation	111, 132

7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	111
	7B Related party transactions	Related party transactions	114
	7C Interests of experts and counsel	Not applicable	–

8	Financial information
	8A Consolidated statements and other financial information	Financial statements	F-1
		Distributions	115
		Legal proceedings	132
	8B Significant changes	Not applicable	–

9	The offer and listing
	9A Offer and listing details	Share price history	117
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	116

Item	Form 20-F caption	Location in this report	Page

	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

10	Additional information
	10A Share capital	Memorandum and articles of association—Common shares and preferred shares	138
	10B Memorandum and articles of association	Memorandum and articles of association	137
	10C Material contracts	Lines of business; Results of operations; Related party transactions	23, 84, 114
	10D Exchange controls	Exchange controls and other limitations affecting security holders	145
	10E Taxation	Taxation	147
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Reserves	57
	10H Documents on display	Information filed with securities regulators	158
	10I Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Risk management	102

12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Depositary shares	117

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and procedures	Evaluation of disclosure controls and procedures	154
		Management's report on internal control over financial reporting	154

16	16A Audit Committee financial expert	Management—Fiscal Council	127
	16B Code of ethics	Code of ethics	157
	16C Principal accountant fees and services	Principal accountant fees and services	157
	16D Exemptions from the listing standards for audit committees	Management—Fiscal Council; Corporate governance	127, 155
	16E Purchase of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	118
	16F Change in registrant's certifying accountant	Not applicable	–
	16G Corporate governance	Corporate governance	155
	16H Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Financial statements	F-1

19	Exhibits	Exhibits	159

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

          We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements as a result of various factors. These risks and uncertainties include factors relating to (a) the countries in which we operate, mainly Brazil and Canada, (b) the global economy, (c) capital markets, (d) the mining and metals businesses, which are cyclical in nature, and their dependence upon global industrial production, which is also cyclical, and (e) the high degree of global competition in the markets in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see Risk factors. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments. All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement.

          Vale S.A. is a stock corporation, or sociedade por ações, that was organized on January 11, 1943 under the laws of the Federative Republic of Brazil for an unlimited period of time. Its head office is located at Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil, and its telephone number is 55-21-3814-4477.

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

          China has been the main driver of global demand for minerals and metals over the last few years. In 2012, Chinese demand represented 66% of global demand for seaborne iron ore, 48% of global demand for nickel and 41% of global demand for copper. The percentage of our gross operating revenues attributable to sales to customers in China was 36.2% in 2012. A contraction of China's economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, the largest consumer of carbon steel in China, could also negatively impact our results.

  Our business may be adversely affected by declines in demand for the products our customers produce, including steel (for our iron ore and coal business), stainless steel (for our nickel business) and agricultural commodities (for our fertilizer nutrients business).

          Demand for our iron ore, coal and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 69.7% of our 2012 gross operating revenues, are used to produce carbon steel. Nickel, which accounted for 8.5% of our 2012 gross operating revenues, is used mainly to produce stainless and alloy steels. Demand for steel depends heavily on global economic conditions, but it also depends on a variety of regional and sectoral factors. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products. In addition, vertical backward integration of the steel and stainless steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for fertilizers is affected by global prices of agricultural commodities. A sustained decline in the price of one or more agricultural commodities could negatively impact our fertilizer nutrients business.

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

          The nickel industry has experienced strong supply growth in recent years, which continued to put nickel prices under pressure in 2012. Nickel refining in China, especially imported nickel ores, increased an estimated 390,000 metric tons from 2006 to 2012. In 2012, estimated Chinese nickel pig iron and ferro-nickel production increased 23%, representing 20% of global nickel output. Other long lead-time nickel projects outside China also began to ramp up production in 2012, and the increase in nickel supply may continue in coming years because of the ramp-up of new nickel projects.

  We may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in demand.

          During periods of high demand, our ability to rapidly increase production capacity is limited, which could prevent us from meeting demand for our products. Moreover, we may be unable to complete expansions and greenfield projects in time to take advantage of rising demand for iron ore, nickel or other products. When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore, iron ore pellets or nickel from joint ventures or unrelated parties and reselling it, which would increase our costs and narrow our operating margins. If we are unable to satisfy excess customer demand in this way, we may lose customers. In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.

          Conversely, operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or previous labor or government agreements.

  Regulatory, political, economic and social conditions in the countries in which we have operations or projects could adversely impact our business and the market price of our securities.

          Our financial performance may be negatively affected by regulatory, political, economic and social conditions in countries in which we have significant operations or projects. In many of these jurisdictions, we are exposed to various risks such as renegotiation, nullification or forced modification of existing contracts, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies, political instability, bribery, extortion, corruption, civil strife, acts of war, guerilla activities and terrorism. We also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory.

          Actual or potential political or social changes and changes in economic policy may undermine investor confidence, which may hamper investment and thereby reduce economic growth, and otherwise may adversely affect the economic and other conditions under which we operate in ways that could have a materially negative effect on our business.

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

          Disputes with communities in which we operate may arise from time to time. Although we contribute to local communities with taxes, employment and business opportunities and social programs, expectations are complex and involve multiple stakeholders with different and constantly evolving interests. In some instances, our operations and mineral reserves are located on or near lands owned or used by indigenous or aboriginal people or other groups of stakeholders. Some of these indigenous peoples may have rights to review or participate in natural resource management, and we consult and negotiate with them to mitigate the impact of our operations or to obtain access to their lands. Some of our mining and other operations are located in territories where title may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with landowners, local communities and the government. We consult and negotiate with these groups to come to common agreement on land access and how to mitigate the impact of our operations.

          Disagreements or disputes with local groups, including indigenous or aboriginal groups, could cause delays or interruptions to our operations, adversely affect our reputation or otherwise hamper our ability to develop our reserves and conduct our operations. Protesters have taken actions to disrupt our operations and projects, and they may continue to do so in the future. Although we engage in active dialogue with all stakeholders and vigorously defend ourselves against illegal acts, future attempts by protesters to harm our operations could adversely affect our business.

  We could be adversely affected by changes in government policies or resource nationalism, including the imposition of new taxes or royalties on mining activities.

          Mining is subject to government regulation in the form of taxes and royalties, which can have a significant financial impact on our operations. In the countries where we are present, governments may impose new taxes, raise existing taxes and royalty rates, reduce tax exemptions and benefits, or change the basis on which taxes are calculated in a manner that is unfavorable to us. Governments that have committed to provide a stable taxation or regulatory environment may alter those commitments or shorten their duration.

          We may also be required to meet domestic beneficiation requirements in certain countries in which we operate, such as local processing rules or increased export taxes on unprocessed ores. Such requirements can significantly increase the risk profile and costs of operations in those jurisdictions. We and the mining industry are subject to rising resource nationalism in certain countries in which we operate that can result in constraints on our operations, increased taxation or even expropriations and nationalizations.

  Concessions, authorizations, licenses and permits are subject to expiration, limitation on renewal and various other risks and uncertainties.

          Our operations depend on authorizations and concessions from governmental regulatory agencies in the countries in which we operate. We are subject to laws and regulations in many jurisdictions that can change at any time, and changes in laws and regulations may require modifications to our technologies and operations and result in unanticipated capital expenditures.

          Some of our mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period of time. Apart from mining concessions, we may need to obtain various authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance and operation of our mines and related logistics infrastructure, which may be subject to fixed expiration dates or periodic review or renewal. While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be granted as a matter of course and there is no assurance that new conditions will not be imposed in connection with renewal. Fees for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. If so, the costs of holding or renewing our mining concessions might impede our business objectives. Accordingly, we need to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the concession is justified by the results of operations to date, and we might elect to let some of our concessions lapse. There can be no assurance that concessions will be obtained on terms favorable to us, or at all, for our future intended mining or exploration targets.

          In a number of jurisdictions where we have exploration projects, we may be required to retrocede to the state a certain portion of the area covered by the exploration license as a condition to obtaining a mining concession. This requirement can lead to a substantial loss of part of the mineral deposit originally identified in our feasibility studies. For more information on mining concessions and other similar rights, see Regulatory matters.

  Our projects are subject to risks that may result in increased costs or delay in their implementation.

          We are investing to maintain and further increase our production capacity and logistics capabilities and to expand the scope of the minerals we produce. We regularly review the economic viability of our projects. As a result of this review, we may decide to postpone, suspend or interrupt the implementation of certain projects. Our projects are also subject to a number of risks that may adversely affect our growth prospects and profitability, including the following:

  •
  We may encounter delays or higher than expected costs in obtaining the necessary equipment or services and in implementing new technologies to build and operate a project.

  •
  Our efforts to develop projects on schedule may be hampered by a lack of infrastructure, including reliable telecommunications services and power supply.

  •
  Suppliers and contractors may fail to meet their contractual obligations to us.

  •
  We may face unexpected weather conditions or other force majeure events.

  •
  We may fail to obtain the required permits and licenses to build a project, or we may experience delays or higher than expected costs in obtaining them.

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

          Ineffective project management and operational breakdowns might require us to suspend or curtail operations, which could generally reduce our productivity. Operational breakdowns could entail failure of critical plant and machinery. There can be no assurance that ineffective project management or other operational problems will not occur. Any damages to our projects or delays in our operations caused by ineffective project management or operational breakdowns could materially and adversely affect our business and results of operations. Our business is subject to a number of operational risks that may adversely affect our results of operations, such as:

  •
  Unexpected weather conditions or other force majeure events.

  •
  Adverse mining conditions delaying or hampering our ability to produce the expected quantity of minerals and to meet specifications required by customers, which can trigger price adjustments.

  •
  Accidents or incidents involving our mines, plants, railroads, ports and ships.

  •
  Delays or interruptions in the transportation of our products, including with railroads, ports and ships.

  •
  Tropical diseases, HIV/AIDS and other contagious diseases in regions where some of our development projects are located, which pose health and safety risks to our employees.

  •
  Labor disputes that may disrupt our operations from time to time.

  •
  Changes in market conditions or regulations may affect the economic prospects of an operation and make it inconsistent with our business strategy.

  Rules governing ocean transport of iron ore fines could affect our operations.

          A portion of our production is in the form of non-concentrate iron ore. This type of ore has been occasionally compared to fines, which are small particles of ore. Current studies are analyzing whether these ores, when transported with a high moisture content, may begin to act like a fluid, although we have no record of such an event occurring, based on more than 50 years of safe shipping as a company. This might cause cargo to become less stable, presenting potential dangers to navigation. The operational risks depend on many factors, including the characteristics of the ore, the circumstances under which they are loaded and transported and the type of vessel used. To manage these risks, the shipping industry and maritime insurers generally follow rules adopted under the International Maritime Solid Bulk Cargoes (IMSBC) Code, but those rules do not currently specifically address the transportation of non-concentrate iron ore such as we produce in the Carajás mineral province in our Northern System. Potential changes to the rules are currently under consideration under the auspices of the International Maritime Organization (IMO). We believe that the safety of our shipping practices is evidenced by our long track record of safe operations, but regulatory changes could require us to modify our practices for handling or shipping our production, and these measures could increase our costs, require new investment, and even limit the volume of our exports.

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

          We currently operate important parts of our pelletizing, bauxite, nickel, coal, copper and steel businesses through joint ventures with other companies. Important parts of our electricity investments and projects are operated through consortia. Our forecasts and plans for these joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide skilled and competent managerial personnel. If any of our partners fails to observe its commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans.

  Our business is subject to environmental, health and safety incidents or accidents.

          Our operations involve the use, handling, discharge and disposal of hazardous materials into the environment and the use of natural resources, and the mining industry is generally subject to significant risks and hazards, including the potential for fire or explosion, gas leaks, escape of polluting substances or other hazardous materials, rockfall incidents in underground mining operations and incidents involving mobile equipment or machinery. This could occur by accident or by a breach of operating standards, and could result in a significant incident, including damage to or destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in production, monetary losses and possible legal liability. Vale has health, safety and environmental standards and management systems in place to mitigate the risk of such incidents or accidents. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business or reputation.

  Our business may be adversely affected by environmental regulation, including regulations pertaining to climate change.

          Nearly all aspects of our activities, products, services and projects around the world are subject to environmental, health and safety regulations, which may expose us to increased liability or increased costs. These regulations require us to obtain environmental licenses, permits and authorizations for our operations, and to conduct environmental impact assessments in order to get approval for our projects and permission for initiating construction. Significant changes to existing operations are also subject to these requirements. Difficulties in obtaining permits may lead to construction delays or cost increases, and in some cases may lead us to postpone or even abandon a project. Environmental regulation also imposes standards and controls on activities relating to mineral research, mining, pelletizing activities, railway and marine services, ports, decommissioning, refining, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities. In addition, community activist groups and other stakeholders may increase demands for socially responsible and environmentally sustainable practices, which could entail significant costs and reduce our profitability. Private litigation relating to these or other matters may adversely affect our financial condition or cause harm to our reputation.

          Environmental regulation in many countries in which we operate has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities and products, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts. For example, changes in Brazilian legislation for the protection of underground cavities have required us to conduct extensive technical studies and to engage in complex discussions with Brazilian environmental regulators, which are continuing. As a result, we cannot yet assess the final impact of these regulations on our operations, but it is possible that in certain of our iron ore mining operations or projects we may be required to limit mining or to incur additional costs to preserve underground cavities or to compensate for the impact on them, and the consequences could be material to production volumes, costs or reserves in our iron ore business.

          Concern over climate change and efforts to comply with international undertakings could lead governments to impose limits on carbon emissions, carbon taxes or emissions trading schemes applicable to our operations, which could adversely affect our operating costs or our capital expenditure requirements. For example, in 2012, the Brazilian government conducted public hearings to present and discuss certain proposed controls on carbon emissions for mining activities under the carbon emissions law (Política Nacional de Mudanças Climáticas), and the Australian government introduced a carbon pricing mechanism in July 2012 that requires certain companies, including us, to purchase carbon emissions permits. In addition, the IMO is studying mechanisms such as carbon pricing to reduce greenhouse gases emissions from international shipping, which may increase our international transportation costs.

  Natural disasters may inflict severe damage to our operations and projects in the countries where we operate and may cause a negative impact in our sales to countries adversely affected by such disasters.

          Natural disasters, such as wind storms, floods, earthquakes and tsunamis may adversely affect our operations and projects in the countries where we operate, and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. The physical impact of climate change on our business remains highly uncertain, but we may experience changes in rainfall patterns, water shortages, rising sea levels, increased storm intensity and flooding as a result of climate change, which may adversely affect our operations. On certain occasions in recent years, we have determined that force majeure events have occurred due to severe weather.

  We may not have adequate insurance coverage for some business risks.

          Our businesses are generally subject to a number of risks and hazards, which could result in damage to, or destruction of, mineral properties, facilities and equipment. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost, or at all. Even when it is available, we may self-insure where we determine that is more cost-effective to do so. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

  Our reserve estimates may materially differ from mineral quantities that we are actually able to recover; our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

          Our reported ore reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and assumed future conditions. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Reserve estimates and estimates of mine life may require revisions based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, changes in regulatory requirements or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves. Such a restatement could affect depreciation and amortization rates and have an adverse effect on our financial performance.

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

  We face rising extraction costs or investment requirements over time as reserves deplete.

          Reserves are gradually depleted in the ordinary course of a given open pit or underground mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper, mines move from being open pit to underground, and underground operations become deeper. In addition, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time, we usually experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailing dams. Several of our mines have been operating for long periods, and we will likely experience rising extraction costs per unit in the future at these operations in particular.

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

          The mining industry has faced worldwide shortages of mining and construction equipment, spare parts, contractors and other skilled personnel during periods of high demand for minerals and metals and intense development of mining projects. We may experience longer lead times for mining equipment and problems with the quality of contracted engineering, construction and maintenance services. We compete with other mining and extractive sector companies for highly skilled management and staff with relevant industry and technical experience, and we may not be able to attract and retain such people. Shortages during peak periods could negatively impact our operations, resulting in higher production or capital expenditure costs, production interruptions, higher inventory costs, project delays and potentially lower production and revenues.

  Higher energy costs or energy shortages would adversely affect our business.

          Energy costs are a significant component of our cost of production, representing 11.1% of our total cost of goods sold in 2012. To fulfill our energy needs, we depend on the following sources: oil by-products, which represented 48% of total energy needs in 2012, electricity (21%), coal (9%), natural gas (15%) and other energy sources (7%), using figures converted into tons of oil equivalent ("TOE").

          Fuel costs represented 7.8% of our cost of goods sold in 2012. Increases in oil and gas prices adversely affect margins in our logistics services, mining, iron ore pellets, fertilizers and nickel businesses.

          Electricity costs represented 3.3% of our total cost of goods sold in 2012. If we are unable to secure reliable access to electricity at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations. We face the risk of energy shortages in the countries where we have operations and projects due to excess demand or weather conditions, such as floods or droughts.

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

          A substantial portion of our revenues and our debt is denominated in U.S. dollars, and changes in exchange rates may result in (i) losses or gains on our net U.S. dollar-denominated indebtedness and accounts receivable and (ii) fair value losses or gains on currency derivatives we use to stabilize our cash flow in U.S. dollars. In 2012 and 2011, we had currency losses of US$1.915 billion and US$1.382 billion, respectively, while in 2010 we had currency gains of US$102 million. In addition, the price volatility of the Brazilian real, the Canadian dollar, the Australian dollar, the Indonesian rupiah and other currencies against the U.S. dollar affect our results since most of our costs of goods sold are denominated in currencies other than the U.S. dollar, principally the real (57% in 2012) and the Canadian dollar (14% in 2012), while our revenues are mostly U.S. dollar-denominated. We expect currency fluctuations to continue to affect our financial income, expense and cash flow generation.

          Significant volatility in currency prices may also result in disruption of foreign exchange markets, which could limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions.

  The integration between the Company and acquired companies might prove more difficult than anticipated.

          We may not be able to successfully integrate our acquired businesses. We have grown our business in part through acquisitions, and some of our future growth could depend on acquisitions. Integration of acquisition targets might take longer than expected, and the costs associated with integration of acquisition targets might be higher than anticipated. Completed acquisitions could fail to achieve the increased revenues, cost savings or operational benefits that were anticipated at the time of their conception. Acquisitions could lead to the incurrence of substantial costs as a result of, for example, impairment of goodwill, unforeseen liabilities arising from acquired businesses, inability to retain key staff, inconsistencies in standards, controls, procedures and policies between the Company and the acquisition target which could negatively affect our financial condition and results of operations. In addition, management attention could be diverted from ordinary responsibilities to integration issues.

Risks relating to our corporate structure

  Our controlling shareholder has significant influence over Vale, and the Brazilian government has certain veto rights.

          As of February 28, 2013, Valepar S.A. ("Valepar") owned 52.7% of our outstanding common stock and 32.4% of our total outstanding capital. As a result of its share ownership, Valepar can elect the majority of our board of directors and control the outcome of some actions that require shareholder approval. For a description of our ownership structure and of the Valepar shareholders' agreement, see Share ownership and trading—Major shareholders.

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

          We operate in a global environment, and our activities straddle multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future breaches of legal, accounting or governance standards. We may be subject to breaches of our Code of Ethical Conduct and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm.

  It could be difficult for investors to enforce any judgment obtained outside Brazil against us or any of our associates.

          Our investors may be located in jurisdictions outside Brazil and could seek to bring actions against us or our directors or officers in the courts of their home jurisdictions. The Company is a Brazilian company, and the majority of our officers and directors are residents of Brazil. The vast majority of our assets and the assets of our officers and directors are likely to be located in jurisdictions other than the home jurisdictions of our investors. It might not be possible for investors to effect service of process within their home jurisdictions on us or on our officers or directors who reside outside their home jurisdictions. In addition, a foreign judgment will be enforceable in the courts of Brazil without a re-examination of the merits only if previously confirmed by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça), and confirmation will only be granted if the judgment: (a) fulfills all formalities required for its enforceability under the laws of the country where it was issued; (b) was issued by a competent court after due service of process on the defendant, as required under applicable law; (c) is not subject to appeal; (d) was authenticated by a Brazilian consulate in the country in which it was issued and is accompanied by a sworn translation into the Portuguese language; and (e) is not contrary to Brazilian national sovereignty, public policy or good morals. Therefore, investors might not be able to recover against us or our directors and officers on judgments of the courts of their home jurisdictions predicated upon the laws of such jurisdictions.

Risks relating to our depositary shares

  If ADR holders or HDR holders exchange ADSs or HDSs, respectively, for the underlying shares, they risk losing the ability to remit foreign currency abroad.

          The custodian for the shares underlying our ADSs and HDSs maintains a registration with the Central Bank of Brazil entitling it to remit U.S. dollars outside Brazil for payments of dividends and other distributions relating to the shares underlying our ADSs and HDSs or upon the disposition of the underlying shares. If an ADR holder or HDR holder exchanges its ADSs or HDSs for the underlying shares, it will be entitled to rely on the custodian's registration for only five business days from the date of exchange. Thereafter, an ADR holder or HDR holder may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the underlying shares unless it obtains its own registration under Resolution No. 2,689 of the National Monetary Council ("CMN"), which permits qualifying institutional foreign investors to buy and sell securities on the BM&FBOVESPA. For more information regarding these exchange controls, see Additional information—Exchange controls and other limitations affecting security holders. If an ADR holder or HDR holder attempts to obtain its own registration, it may incur expenses or suffer delays in the application process, which could delay the receipt of dividends or other distributions relating to the underlying shares or the return of capital in a timely manner.

          The custodian's registration or any registration obtained could be affected by future legislative changes, and additional restrictions applicable to ADR holders or HDR holders, the disposition of the underlying shares or the repatriation of the proceeds from disposition could be imposed in the future.

  ADR holders and HDR holders may be unable to exercise preemptive rights relating to the shares underlying their ADSs and HDSs.

          The ability of ADR holders and HDR holders to exercise preemptive rights is not assured, particularly if the applicable law in the holder's jurisdiction (for example, the Securities Act in the United States or the Companies Ordinance in Hong Kong) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case in the United States, or that any document offering preemptive rights be registered as a prospectus, as is the case in Hong Kong. We are not obligated to extend the offer of preemptive rights to holders of ADRs or HDRs, to file a registration statement in the United States, or to make any other similar filing in any other jurisdiction, relating to preemptive rights or to undertake steps that may be needed to make exemptions from registration available, and we cannot assure holders that we will file any registration statement or take such steps.

  ADR holders and HDR holders may encounter difficulties in the exercise of voting rights.

          ADR holders and HDR holders do not have the rights of shareholders. They have only the contractual rights set forth for their benefit under the deposit agreements. ADR holders and HDR holders are not permitted to attend shareholders' meetings, and they may only vote by providing instructions to the depositary. In practice, the ability of a holder of ADRs or HDRs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary either directly or through the holder's custodian and clearing system. With respect to ADSs for which instructions are not received, the depositary may, subject to certain limitations, grant a proxy to a person designated by us.

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

          Beginning in 2013, we will cease to prepare and publish financial statements in accordance with U.S. GAAP. During 2013, we will publish interim financial statements under IFRS only, and beginning with our annual report on Form 20-F for the year 2013, we will present our audited annual financial statements in accordance with IFRS.

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

Statement of income data

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(US$ million)
Net operating revenues	37,884	25,437	47,029	60,946	47,694
Cost of products and services	(18,099)	(15,747)	(20,550)	(25,529)	(26,591)
Selling, general and administrative expenses	(1,748)	(1,130)	(1,701)	(2,334)	(2,240)
Research and development	(1,085)	(981)	(878)	(1,674)	(1,478)
Impairment of goodwill	(950)	–	–	–	–
Impairment on assets	–	–	–	–	(4,023)
Gain (loss) on sale of assets	–	–	–	1,513	(491)
Other expenses	(1,254)	(1,522)	(2,205)	(2,810)	(3,648)

Operating income	14,748	6,057	21,695	30,112	9,223

Non-operating income (expenses):
Financial income (expenses), net	(1,975)	351	(1,725)	(1,672)	(2,013)
Exchange and monetary gains (losses), net	364	675	344	(1,641)	(1,788)
Gain on sale of investments	80	40	–	–	–
Subtotal	(1,531)	1,066	(1,381)	(3,313)	(3,801)

Income before discontinued operations, income taxes and equity results	13,217	7,123	20,314	26,799	5,422
Income taxes charge	(535)	(2,100)	(3,705)	(5,282)	833
Equity in results of affiliates, joint ventures and other investments	794	433	987	1,135	640
Impairment on investments	–	–	–	–	(1,641)

Net income from continuing operations	13,476	5,456	17,596	22,652	5,254

Discontinued operations, net of tax	–	–	(143)	–	–
Net income	13,476	5,456	17,453	22,652	5,254

Net income (loss) attributable to non-controlling interests	258	107	189	(233)	(257)

Net income attributable to Company's shareholders	13,218	5,349	17,264	22,885	5,511

Total cash paid to shareholders(1)	2,850	2,724	3,000	9,000	6,000

(1)
Consists of total cash paid to shareholders during the period, whether classified as dividends or interest on shareholders' equity.

Earnings per share

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(US$, except as noted)
Earnings per share:
Per common share	2.58	0.97	3.23	4.33	1.07
Per preferred share	2.58	0.97	3.23	4.33	1.07
Weighted average number of shares outstanding (in thousands)(1)(2):
Common shares	3,028,817	3,181,706	3,210,023	3,197,063	3,172,179
Preferred shares	1,946,454	2,030,700	2,035,783	1,984,030	1,933,491
Treasury common shares underlying convertible notes	56,582	74,998	18,416	18,416	–
Treasury preferred shares underlying convertible notes	30,295	77,580	47,285	47,285	–

Total	5,062,148	5,364,984	5,311,507	5,246,794	5,105,670

Distributions to shareholders per share(3):
Expressed in US$	0.56	0.53	0.57	1.74	1.17
Expressed in R$	1.09	1.01	0.98	2.89	2.26

(1)
Each common ADS represents one common share and each preferred ADS represents one preferred share.
(2)
Changes in the number of shares outstanding reflect a global equity offering in July 2008 and share repurchase programs conducted from October 2008 to May 2009, from September 2010 to October 2010 and from May 2011 to November 2011. For more information see Share ownership and trading—Purchases of equity securities by the issuer and affiliated purchasers.
(3)
Our distributions to shareholders may be classified as either dividends or interest on shareholders' equity. In many years, part of each distribution has been classified as interest on shareholders' equity and part has been classified as dividends. For information about distributions paid to shareholders, see Share ownership and trading—Distributions.

Balance sheet data

	At December 31,
	2008	2009	2010	2011	2012
	(US$ million)
Current assets	23,238	21,294	31,791	21,736	22,897
Property, plant and equipment, net and intangible assets	49,329	68,810	84,370	90,030	91,766
Investments in affiliated companies and joint ventures and other investments	2,408	4,585	4,497	8,093	6,492
Other assets	5,017	7,590	8,481	8,869	10,323

Total assets	79,992	102,279	129,139	128,728	131,478

Current liabilities	7,237	9,181	17,912	11,043	12,585
Long-term liabilities(1)	10,173	12,703	17,195	16,033	15,731
Long-term debt(2)	17,535	19,898	21,591	21,538	26,799

Total liabilities	34,945	41,782	56,698	48,614	55,115
Redeemable non-controlling interests	599	731	712	505	487
Shareholders' equity:
Capital stock	23,848	23,839	23,726	36,903	38,088
Additional paid-in capital	393	411	2,188	(61)	(529)
Mandatorily convertible notes—common ADSs	1,288	1,578	290	290	–
Mandatorily convertible notes—preferred ADSs	581	1,225	644	644	–
Reserves and retained earnings	16,446	29,882	42,051	39,939	36,682

Total Company shareholders' equity	42,556	56,935	68,899	77,715	74,241

Non-controlling interests	1,892	2,831	2,830	1,894	1,635

Total shareholders' equity	44,448	59,766	71,729	79,609	75,876

Total liabilities and shareholders' equity	79,992	102,279	129,139	128,728	131,478

(1)
Excludes long-term debt.
(2)
Excludes current portion of long-term debt.

I.  INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

Summary

          We are one of the largest metals and mining companies in the world and the largest in the Americas, based on market capitalization. We are the world's largest producer of iron ore and iron ore pellets and the world's second-largest producer of nickel. We also produce manganese ore, ferroalloys, coal, copper, platinum group metals ("PGMs"), gold, silver, cobalt and potash, phosphates and other fertilizer nutrients. To support our growth strategy, we are engaged in mineral exploration efforts in 15 countries around the globe. We operate large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have a portfolio of maritime freight assets to transport iron ore. Directly and through affiliates and joint ventures, we also have investments in energy and steel businesses.

          The following table presents the breakdown of total gross operating revenues attributable to each of our main lines of business.

	Year ended December 31,
	2010		2011		2012
	US$ million	% of total	US$ million	% of total	US$ million	% of total
Bulk materials:
Iron ore	US$28,120	58.3%	US$36,910	59.2%	US$27,202	55.8%
Iron ore pellets	6,402	13.3	8,204	13.1	6,776	13.9
Manganese and ferroalloys	922	1.9	732	1.2	592	1.2
Coal	770	1.6	1,058	1.7	1,092	2.3

Subtotal—bulk materials	US$36,214	75.1%	US$46,904	75.2%	US$35,662	73.2%

Base metals:
Nickel and other products(1)	US$ 4,712	9.8%	US$ 8,118	13.0%	US$ 5,975	12.2%
Copper(2)	934	1.9	1,126	1.8	1,158	2.4
Aluminum(3)	2,554	5.3	383	0.6	–	–

Subtotal—base metals	US$ 8,200	17.0%	US$ 9,627	15.4%	US$ 7,133	14.6%

Fertilizer nutrients	1,845	3.8	3,547	5.7	3,777	7.7
Logistics services	1,465	3.0	1,726	2.8	1,644	3.4
Other products and services(4)	493	1.1	541	0.9	537	1.1

Total gross operating revenues	US$48,217	100.0%	US$62,345	100.0%	US$48,753	100.0%

(1)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Reflects aluminum operations we sold in February 2011.
(4)
Includes pig iron and energy.
  •
  Bulk materials:

  o
  Iron ore and iron ore pellets.    We operate four systems in Brazil for producing and distributing iron ore, which we refer to as the Northern, Southeastern, Southern and Midwestern Systems. The Northern and the Southeastern Systems are fully integrated, consisting of mines, railroads and a maritime terminal and a port. The Southern System consists of three mining sites and two maritime terminals. We operate 10 pellet plants in Brazil and two in Oman. Three of our pellet plants in Brazil have been suspended since the fourth quarter of 2012 in response to market conditions. We also have a 50% stake in a joint venture that owns three integrated pellet plants in Brazil, and we have 25% stakes in two pellet companies in China.

    o
    Manganese and ferroalloys.    We conduct our manganese mining operations through subsidiaries in Brazil, and we produce several types of manganese ferroalloys through a wholly-owned subsidiary in Brazil.

    o
    Coal.    We produce metallurgical and thermal coal through Vale Moçambique, S.A. ("Vale Moçambique"), which operates assets in Mozambique, and Vale Australia Holdings Pty Ltd ("Vale Australia"), which operates coal assets in Australia through wholly-owned subsidiaries and unincorporated joint ventures. In Mozambique, we are ramping up operations in Moatize, which includes both metallurgical and thermal coal. We also have minority interests in Chinese coal and coke producers.

  •
  Base metals:

  o
  Nickel.    Our principal nickel mines and processing operations are conducted by our wholly-owned subsidiary Vale Canada Limited ("Vale Canada"), which has mining operations in Canada and Indonesia. We also own and operate, or have interests in, nickel refining facilities in the United Kingdom, Japan, Taiwan, South Korea and China. We have completed our nickel mine and processing facility in New Caledonia and are currently ramping up operations. The ramp-up of our nickel operations in Onça Puma, Brazil was suspended in June 2012 due to equipment damage and is expected to resume in the second half of 2013. For more information about these interruptions, see Significant changes in our business.

  o
  Copper.    In Brazil, we produce copper concentrates at Sossego and Salobo, in Carajás, in the state of Pará. Salobo operations are ramping up. In Canada, we produce copper concentrates, copper anodes and copper cathodes in conjunction with our nickel mining operations at Sudbury and Voisey's Bay. In Chile, we produce copper cathodes at the Tres Valles operation, located in the Coquimbo region. Our joint venture to produce copper concentrates at Lubambe, Zambia, started production at the end of 2012.

  o
  Aluminum.    We hold a 22% interest in Norsk Hydro ASA ("Hydro"), a major aluminum producer. We still own minority interests in two bauxite mining businesses, Mineração Rio do Norte S.A. ("MRN") and Mineração Paragominas S.A. ("Paragominas"). We will transfer our remaining interest in Paragominas to Hydro in two equal tranches in 2014 and 2016. Both MRN and Paragominas are located in Brazil.

  o
  Cobalt, PGMs and other precious metals.    We produce cobalt as a by-product of our nickel mining and processing operations in Canada and refine the majority of it at our Port Colborne facilities, in the Province of Ontario, Canada. We also produce cobalt as a by-product of our nickel operations in New Caledonia, which we are currently ramping up. We produce PGM as by-products of our nickel mining and processing operations in Canada. The PGMs are concentrated at our Port Colborne facilities and refined at our precious metals refinery in Acton, England. We produce gold and silver as by-products of our nickel mining and processing operations in Canada, and gold as a by-product of our copper mining in Brazil. Some of the precious metals from our Canadian operations are upgraded at our Port Colborne facilities, and all such precious metals are refined by unrelated parties in Canada.

  •
  Fertilizer nutrients:    We produce potash in Brazil, with operations in Rosario do Catete, in the state of Sergipe. Our main phosphate operations are conducted by our subsidiary Vale Fertilizantes S.A. ("Vale Fertilizantes"), which holds most of our fertilizer assets in Brazil and is the largest Brazilian producer of phosphate rock, phosphate and nitrogen fertilizers. In addition, we are ramping up operations at Bayóvar, a phosphate rock mine in Peru.

  •
  Logistics infrastructure:    We are a leading operator of logistics services in Brazil and other regions of the world, with railroads, maritime terminals and ports. Two of our four iron ore systems include an integrated railroad network linked to automated port and terminal facilities, which provide rail transportation for our mining products, general cargo and passengers, bulk terminal storage, and ship loading services for our mining operations and for customers. We are constructing a world-class logistics infrastructure to support our operations in Central and Eastern Africa. We conduct seaborne dry bulk shipping and provide tug boat services. We own and charter vessels to transport the iron ore that we sell on a cost and freight ("CFR") basis to customers. We also have interests in Log-In Logística Intermodal S.A. ("Log-In"), which provides intermodal logistics services in Brazil, Argentina and Uruguay, and in MRS Logística S.A. ("MRS"), which transports our iron ore products from the Southern System mines to our Guaíba Island and Itaguaí maritime terminals, in the state of Rio de Janeiro.

Business strategy

          Our mission is to transform natural resources into prosperity and sustainable development. Our vision is to be the best global natural resources company at creating long-term value through excellence and passion for people. We are committed to investing only in world-class assets, with long life, low cost, expandability and high quality output, capable of creating value through the cycles. A lean management organization, with teamwork and accountability, excellence in project execution and firm commitment to transparency and shareholder value creation are principles of paramount importance that guide us towards the achievement of our goals. Health and safety, investment in human capital, a positive work environment and sustainability are also critical to our long-term competitiveness.

          We aim to maintain our leadership position in the global iron ore market and to grow through world-class assets, disciplined capital allocation and lower costs. Our priority has shifted from marginal volume to capital efficient volume, a move that has significant implications for the way we manage our capital. Iron ore and nickel will continue to be our main businesses while we work to maximize the value of our copper, coking coal and fertilizer nutrients businesses. To enhance our competitiveness, we will continue to invest in our railroads and our global distribution network. We seek opportunities to make strategic partnerships and complement our portfolio through acquisitions, while focusing on disciplined capital management in order to maximize return on invested capital and total return to shareholders. We have also disposed of assets that we have determined to be non-strategic or in order to optimize the structure of our business portfolio. The divestiture of assets improves capital allocation and unlocks funds to finance the execution of top priority projects, contributing to moderate the use of our balance sheet. The preservation of our credit ratings is one of our basic commitments. Below are the highlights of our major business strategies.

  Maintaining our leadership position in the global iron ore market

          We continue to consolidate our leadership in the global iron ore market. In 2012, we had an estimated market share of 23.8% of the total volume traded in the seaborne market, in line with the previous year. We are committed to maintaining our leadership position in the global iron ore market, by focusing our product line to capture industry trends, increasing our production capacity in line with demand growth, controlling costs, strengthening our logistics infrastructure of railroads, ports, shipping and distribution centers, and strengthening relationships with customers. Our diversified portfolio of high quality products, strong technical marketing strategy, efficient logistics and long-standing relationships with major customers will help us achieve this goal. We have also encouraged steelmakers to develop steel projects in Brazil through joint ventures in which we may hold minority stakes, in order to create additional demand for our iron ore.

  Maximization of value in the nickel and copper businesses

          We are one of the world's largest nickel producers, with large-scale, long-life and low-cost operations, a substantial resource base, diversified mining operations producing nickel from nickel sulfides and laterites and advanced technology. We have refineries in North America, Europe and Asia, which produce an array of products for use in most nickel applications. We are a leading producer of high-quality nickel products for non-stainless steel applications, such as plating, alloy steels, high nickel alloys and batteries, which represented 67% of our nickel sales in 2012. Our long-term goal is to strengthen our leadership in the nickel business. We are currently optimizing our operational flowsheet and reviewing our asset utilization aiming at cost efficiency and improving returns.

          We operate the Sossego copper mine in Carajás, in the Brazilian state of Pará, and the Tres Valles copper mine in Chile. We also recover copper in conjunction with our nickel operations, principally at Sudbury and Voisey's Bay, in Canada. We are ramping up Salobo, located in the Brazilian state of Pará, which has a nominal capacity of 100,000 tons of copper in concentrate with its first stage, Salobo I. The copper mines, situated in Carajás, benefit from our infrastructure facilities serving the Northern System. We have started copper production at the Lubambe (previously Konkola North) copper mine in Zambia through a joint venture.

  Developing the coal business

          We have coal operations in Moatize (Mozambique) and Australia, and we hold minority interests in two joint ventures in China. We intend to continue pursuing organic growth in the metallurgical coal business mainly through the expansion of the Moatize operations in Mozambique.

  Investing in fertilizer nutrients

          We are investing in potash and phosphate rock in order to benefit from rising global consumption of proteins, which is expected to grow significantly in coming years, especially in emerging market countries. We operate a potash mine in Brazil (Taquari-Vassouras) and a phosphate rock operation in Peru (Bayóvar). Our portfolio also includes potash projects and mineral exploration initiatives to meet the increasing Brazilian demand for fertilizers, as part of our growth strategy. For more information, see Significant changes in our business below.

  Development of our resource base

          We are engaged in mineral exploration initiatives in 15 countries, and we focus on exploration and project development efforts that we believe have the potential to create the most value for our investment. Our exploration activities encompass iron ore, nickel, copper, coal, potash and phosphates. Iron ore and nickel, given our sizable existing deposits, are the main priorities for brownfield exploration, while our greenfield exploration efforts focus on copper deposits.

  Enhancing our logistics capacity to support our bulk materials business

          We believe that the quality of our railway assets and extensive experience as a railroad and port operator, together with the shortage of efficient transportation for general cargo in Brazil, position us as a leader in the logistics business in Brazil. We have been expanding the capacity of our railroads, primarily to meet the needs of our iron ore business.

          To support our commercial strategy for our iron ore business, we are building a global distribution network. We operate a distribution center in Oman and a floating transfer station ("FTS") in the Philippines, and we continue to invest in a fleet of Valemax vessels primarily dedicated to maritime freight service from Brazil to Asia. We are also investing in the development of a distribution center in Malaysia and a second FTS in Asia in order to enhance the competitiveness of our iron ore business in the region.

          In order to position ourselves for the future expansion of our coal production in Mozambique and leverage our presence in Africa, we plan to expand railroad capacity by rehabilitating the existing one and building new railroad tracks to develop the logistics corridor from our mine to a new port to be built at Nacala-à-Velha.

  Optimizing our energy matrix

          As a large consumer of electricity, we have invested in power generation projects to support our operations and to reduce our exposure to the volatility of energy prices and regulatory uncertainties. Accordingly, we have developed hydroelectric power generation plants in Brazil, Canada and Indonesia, and we currently generate 68% of our worldwide electricity needs from our own plants.

          We are seeking to develop a cleaner energy matrix by investing to develop clean energy sources such as biofuels and focusing on reducing our carbon footprint.

Significant changes in our business

          We summarize below major events related to our organic growth, divestitures, acquisitions, and other significant developments in our business since the beginning of 2012.

  Organic growth

          We have an extensive program of investments in the organic growth of our businesses. Our main investment projects are summarized under —Capital and R&D expenditures. The most significant projects that have come on stream since the beginning of 2012 are summarized below:

  •
  Salobo I—In June 2012, we started production at the Salobo I processing plant, with an estimated nominal capacity of 100,000 tpy of copper in concentrate. The planned expansion of Salobo in 2014, by starting up Salobo II, is expected to increase nominal capacity to 200,000 tpy of copper in concentrate and up to 327,000 ounces per year of gold by-product.

  •
  Lubambe (previously Konkola North)—In October 2012, we started operations at Lubambe with TEAL Exploration & Mining Inc. ("TEAL"), a 50-50 joint venture with African Rainbow Minerals Limited ("ARM"). The project consists of an underground copper mine, plant and related infrastructure in the Zambian Copperbelt. TEAL has an 80% stake in the project, and Zambia Consolidated Copper Mines PLC holds the remaining 20% stake. The estimated nominal capacity of the project is 45,000 tpy of copper in concentrate.

  •
  Oman—We reached full production capacity of our direct reduction pellet operations in the industrial site of Sohar, Oman, with estimated aggregate capacity of 9.0 Mtpy. Our two plants each have capacity to produce 4.5 Mtpy, and the bulk terminal and a distribution center have throughput capacity of 40 Mt annually.

  •
  Estreito—In March 2013, the last of the eight turbines of the Estreito hydroelectric power plant became operational. Estreito is located in the Tocantins River, on the border of the northern Brazilian states of Maranhão and Tocantins. The plant will have an installed capacity of 1,087 megawatts. We have a 30% stake in the consortium that operates the plant.

  Divestitures

          We are always seeking to optimize the structure of our portfolio of businesses in order to achieve the most efficient allocation of capital. To that end, we dispose of assets that we have determined to be non-strategic. We summarize below our most significant dispositions and asset sales since the beginning of 2012.

  •
  Kaolin business—In May 2012, we sold our 61.5% stake in CADAM S.A. ("CADAM") to KaMin LLC for US$30.1 million, thereby divesting our entire kaolin business. CADAM operates an open-pit kaolin mine in the state of Amapá, Brazil, as well as a processing plant and a private port, both in the state of Pará, Brazil.

  •
  Colombian thermal coal assets—In June 2012, we concluded the sale of our thermal coal operations in Colombia to CPC S.A.S., an affiliate of Colombian Natural Resources S.A.S., for US$407 million in cash. The thermal coal operations in Colombia consisted of the El Hatillo coal mine and the Cerro Largo coal deposit, the Sociedad Portuaria Rio Cordoba coal port facility and an 8.43% equity stake in the Ferrocarriles del Norte de Colombia S.A. railway connecting the coal mines to the port facility.

  •
  Sale of ore carriers—In August 2012, we signed an agreement to sell and charter 10 large ore carriers with Polaris Shipping Co. Ltd. ("Polaris") for US$600 million. We had purchased these vessels in 2009 and 2010 and converted them from oil tankers into ore carriers, each with a capacity of approximately 300,000 DWT, in order to provide us with a fleet of vessels dedicated to the transport of iron ore to our customers. We will charter back the vessels sold to Polaris under long-term charter contracts, which preserve our capacity for maritime transportation of iron ore without the related ownership and operational risks.

  •
  European manganese ferroalloy operations—In October 2012, we concluded the sale of Vale Manganèse France SAS and Vale Manganese Norway AS, which constituted all of our manganese ferroalloy operations in Europe, to subsidiaries of Glencore International Plc for US$160 million in cash.

  •
  Fertilizer assets—In December 2012, we signed with Petróleo Brasileiro S.A ("Petrobras") an agreement to sell Araucária Nitrogenados S.A. ("Araucária"), a producer of nitrogens, located in Araucária, in the Brazilian state of Paraná, for US$234 million. The purchase price will be paid by Petrobras in quarterly installments with interest. The sale is subject to conditions precedent, including the approval by the Conselho Administrativo de Defesa Econômica ("CADE"), the Brazilian antitrust authority.

  •
  Stake in oil and gas exploration concession—In December 2012, we signed an agreement with Statoil Brasil Óleo e Gás Ltda. ("Statoil") to sell our 25% participation in the BM-ES-22A oil and gas exploration concession in the Espírito Santo Basin, Brazil, for US$40 million in cash. The sale also eliminates Vale's commitment to expenditures of approximately US$80 million through the end of 2013. The closing of the transaction is subject to customary conditions precedent and regulatory approvals.

  Acquisitions

  •
  Increased stake in our subsidiary EBM—In the second quarter of 2012, we acquired for US$437 million an additional 10.46% of Empreendimentos Brasileiros de Mineração S. A. ("EBM"), whose main asset is its stake in Minerações Brasileiras Reunidas S.A. ("MBR"), which owns three mining sites in Brazil, including Itabirito, Vargem Grande and Paraopeba (Southern System). As a result of the acquisition, we increased our stake in EBM to 96.7% and in MBR to 98.3%.

  •
  Completion of the Belvedere acquisition—In February 2013, we concluded the acquisition from Aquila Resources Limited ("Aquila") of the remaining 24.5% stake that we did not own in the Belvedere underground coal project ("Belvedere") in Queensland, Australia. The price of A$150 million was the fair market value determined by an independent expert engaged by Vale and Aquila. Belvedere is still in an early stage of development and, consequently, its implementation is subject to approval by our Board of Directors. According to our preliminary estimates, Belvedere has the potential to reach a production capacity up to 7.0 million metric tons per year of mainly coking coal.

  •
  Increased stake in Capim Branco I and II hydroelectric power plants. In March 2013, we agreed to acquire an additional 12.47% stake in Capim Branco I and II hydroelectric power plants from Suzano Papel e Celulose S.A. for R$223 million. The completion of this transaction is subject to customary conditions, including approvals by CADE and the Brazilian electricity regulatory agency. Upon completion of this acquisition, our stake in Capim Branco I and II will increase to 60.89%, which stake will give us the right to receive around 1,524 gigawatt hours of energy per year until the end of the concession in 2036.

  Sale of gold streams from Salobo and Sudbury mines

          In February 2013, we entered into an agreement with Silver Wheaton Corp. ("Silver Wheaton") to sell 25% of the gold produced as a by-product at our Salobo copper mine, in Brazil, for the life of that mine and to sell 70% of the gold produced as a by-product at our Sudbury nickel mines, in Canada, for the next 20 years. We received an initial cash payment of US$1.9 billion and 10 million warrants exercisable into Silver Wheaton shares, with a strike price of US$65.0 and a 10-year term, and ongoing payments of the lesser of US$400 (which in the case of Salobo is subject to a 1% annual inflation adjustment) and the prevailing market price, for each ounce of gold that we deliver under the agreement.

  Adjustment of pellet production

          We suspended operations at our São Luís pellet plant in October 2012 and at our Tubarão I and II pellet plants in November 2012. We implemented these suspensions due to the changes we observed in steel industry demand for raw materials, which involved a contraction in pellet consumption in favor of greater use of sinter feed. We allocated an additional portion of our iron ore production to the supply of sinter feed, reducing the availability of pellet feed for the pelletizing process. Employees at the affected pellet plants were reassigned to other operational activities.

  Nickel mines put on care and maintenance status

          In October 2012, we placed our Frood mine (which is a part of the Stobie mine) in Sudbury, Canada, on care and maintenance status, because it was operating at a loss under prevailing nickel prices. We expect a minimal or no adverse impact on our production of finished nickel, because mine output losses could be offset by higher production in our existing nickel operations in Canada and Indonesia. When an operation is on care and maintenance status, the mine is not in production, but scheduled infrastructure and other maintenance continue so that production activity can resume when required.

  Onça Puma furnace reconstruction

          Our nickel operations at Onça Puma have been suspended since June 2012 due to damage to the two furnaces. We are rebuilding one of the furnaces and plan to resume the ramp-up of operations in the second half of 2013. The nominal capacity of Onça Puma with only one furnace operating will be approximately 25,000 tpy. As a result, and in view of the weak current market environment for ferronickel, we have recognized an impairment charge in 2012 of US$2.849 billion before tax.

  Resumption of operations at Vale New Caledonia

          In November 2012, our nickel operation in New Caledonia resumed production after a shut-down due to an incident in the acid plant in May 2012. Repairs to the acid plant and the installation of the refining columns of the solvent extraction circuit were concluded, and the integrated operation is ramping up. Our principal goal for New Caledonia is to achieve process stability and continue to increase throughput. In the fourth quarter of 2012, we produced 812 tons of nickel in nickel oxide, which will be accounted for as production once it is processed as utility nickel™ at our Dalian plant in China. In January 2013, we produced 1,380 tons of nickel, with 87% of it contained in nickel oxide and 13% contained in nickel hydroxide cake (NHC).

  Suspension of the Rio Colorado project in Argentina

          In March 2013, we suspended the implementation of the Rio Colorado project in Argentina, because the circumstances of the project under current conditions would not enable results in line with our commitment to discipline in capital allocation and value creation. We will keep honoring our commitments related to the concessions and reviewing alternatives to enhance the prospects for the project, and we will subsequently evaluate whether to resume it.

LINES OF BUSINESS

          Our principal lines of business consist of mining and related logistics. We also have energy assets to supply part of our consumption. This section presents information about operations, production, sales and competition and is organized as follows.

1.    Bulk materials

    1.1   Iron ore and iron ore pellets
        1.1.1   Iron ore operations
        1.1.2   Iron ore production
        1.1.3   Iron ore pellets operations
        1.1.4   Iron ore pellets production
        1.1.5   Customers, sales and marketing
        1.1.6   Competition

    1.2   Coal
        1.2.1   Operations
        1.2.2   Production
        1.2.3   Customers and sales
        1.2.4   Competition

    1.3   Manganese ore and ferroalloys
        1.3.1   Manganese ore operations and production
        1.3.2   Ferroalloys operations and production
        1.3.2   Manganese ore and ferroalloys: sales and competition

 2.   Base metals

    2.1   Nickel
        2.1.1   Operations
        2.1.2   Production
        2.1.3   Customers and sales
2.1.4 Competition	2.2 Copper
        2.2.1   Operations
        2.2.2   Production
        2.2.3   Customers and sales
        2.2.4   Competition

    2.3   Aluminum

    2.4   PGMs and other precious metals

    2.5   Cobalt

 3.   Fertilizer nutrients

    3.1   Phosphates

    3.2   Potash

    3.3   Customers and sales

    3.4   Competition

 4.   Infrastructure

    4.1   Logistics
        4.1.1   Railroads
        4.1.2   Ports and maritime terminals
        4.1.3   Shipping

    4.2   Energy
        4.2.1   Electric power

5. Other investments

1.    Bulk materials

          Our bulk materials business includes iron ore mining, iron ore pellet production, coal production, manganese ore mining and ferroalloy production. Each of these activities is described below.

  1.1    Iron ore and Iron ore pellets

  1.1.1    Iron ore operations

          We conduct our iron ore business in Brazil primarily at the parent-company level, through our wholly-owned subsidiary Mineração Corumbaense Reunida S.A. ("MCR") and through our subsidiary MBR. Our mines, all of which are open pit, and their related operations are mainly concentrated in three systems: the Southeastern, Southern and Northern Systems, each with its own transportation capabilities. We also conduct mining operations in the Midwestern System and through Samarco Mineração S.A. ("Samarco"), a joint venture with BHP Billiton plc in which we have a 50% equity stake. We conduct each of our iron ore operations in Brazil under concessions from the federal government granted for an indefinite period. For more information about these concessions, see Regulatory matters—Mining rights and regulation of mining activities.

Company/ Mining System	Location	Description/History	Mineralization	Operations	Power Source	Access/Transportation
Vale
Northern System	Carajás, state of Pará	Open-pit mines and ore-processing plants. Divided into Serra Norte, Serra Sul and Serra Leste (northern, southern and eastern ranges). Since 1985, we have been conducting mining activities in the northern range, which is divided into three main mining areas (N4W, N4E and N5).	High grade hematite (66.7% on average).	Open-pit mining operations. Beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. Output from the beneficiation process consists of sinter feed and pellet feed.	Supplied through the national electricity grid. Acquired from regional utility companies.	EFC railroad transports the iron ore to the Ponta da Madeira maritime terminal in the state of Maranhão.
Southeastern System	Iron Quadrangle, state of Minas Gerais	Three sites: Itabira (two mines, with two major beneficiation plants), Minas Centrais (three mines, with three major beneficiation plants and one secondary plant) and Mariana (three mines, with four major beneficiation plants).	Ore reserves with high ratios of itabirite ore relative to hematite ore. Itabirite ore has iron grade of 35-60% and requires concentration to achieve shipping grade.	Open-pit mining operations. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	EFVM railroad connects these mines to the Tubarão port.

Company/ Mining System	Location	Description/History	Mineralization	Operations	Power Source	Access/Transportation
Southern System	Iron Quadrangle, state of Minas Gerais	Three major sites: Minas Itabirito (four mines, two major beneficiation plants and three secondary beneficiation plants); Vargem Grande (three mines and one major beneficiation plant); and Paraopeba (four mines and four beneficiation plants).	Ore reserves with high ratios of itabirite ore relative to hematite ore. Itabirite ore has iron grade of 35-60% and requires concentration to achieve shipping grade.	Open-pit mining operations. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	MRS, an affiliate railway company, transports our iron ore products from the mines to our Guaíba Island and Itaguaí maritime terminals in the state of Rio de Janeiro.
Midwestern System(1)	State of Mato Grosso do Sul	Comprised of the Urucum and Corumbá mines. Open-pit mining operations.	Urucum and Corumbá ore reserves comprised by hematite ore, which generates lump ore predominantly.	Open-pit mining operations. The beneficiation process for the run of mine consists of standard crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Products delivered to customers through barges traveling along the Paraguay and Paraná rivers.
Samarco	Iron Quadrangle, state of Minas Gerais	Integrated system comprised of two mines, two beneficiation plants, pipeline, three pellet plants and a port.	Itabirite type.	Open-pit mining operations. The two beneficiation plants, located at the site, process the run-of-mine by means of standard crushing, milling and concentration steps, producing pellet feed and sinter feed.	Supplied through the national electricity grid. Acquired from regional utility companies.	Samarco mines supply the Samarco pellet plants using two pipelines extending approximately 400 kilometers. These pipelines transport the iron ore from the beneficiation plants to the pelletizing plants, and from the pelletizing plants to the port in the state of Espírito Santo.

(1)
Part of our operations in the Midwestern System is conducted through MCR.

  1.1.2    Iron ore production

          The following table sets forth information about our iron ore production.

		Production for the year ended December 31,
					Recovery rate
Mine/Plant	Type	2010	2011	2012
		(million metric tons)			(%)
Southeastern System
Itabira
Cauê	Open pit	19.3	18.6	17.8	63.4
Conceição	Open pit	19.4	21.4	19.9	76.0
Minas Centrais
Água Limpa(1)	Open pit	5.0	5.0	4.6	46.6
Gongo Soco	Open pit	6.8	5.3	4.4	99.7
Brucutu	Open pit	29.7	30.9	31.7	76.8
Mariana
Alegria	Open pit	13.6	14.7	14.7	84.2
Fábrica Nova	Open pit	12.5	13.2	13.0	70.1
Fazendão	Open pit	10.6	11.1	9.5	100.0

Total Southeastern System		116.9	120.2	115.6

Southern System
Minas Itabirito
Segredo/João Pereira	Open pit	12.4	11.8	12.2	75.7
Sapecado/Galinheiro	Open pit	17.7	18.6	19.6	69.6
Vargem Grande
Tamanduá	Open pit	8.6	8.8	9.7	80.6
Capitão do Mato	Open pit	8.2	7.3	7.3	80.6
Abóboras	Open pit	5.2	5.3	5.6	100.0
Paraopeba
Jangada	Open pit	3.5	5.1	6.1	100.0
Córrego do Feijão	Open pit	6.8	6.8	6.8	79.8
Capão Xavier	Open pit	9.3	8.4	9.6	84.8
Mar Azul	Open pit	3.0	4.1	3.3	100.0

Total Southern System		74.7	76.3	80.3

Midwestern System
Corumbá	Open pit	2.8	4.1	4.6	76.6
Urucum	Open pit	1.4	1.5	1.8	77.9

Total Midwestern System		4.2	5.6	6.4

Northern System
Serra Norte
N4W	Open pit	33.4	38.9	39.3	91.4
N4E	Open pit	22.2	20.1	18.7	91.4
N5	Open pit	45.6	50.8	48.8	91.4

Total Northern System		101.2	109.8	106.8	106.8

Vale		297.0	311.8	309.0
Samarco(2)		10.8	10.8	10.9	56.8

Total		307.8	322.6	320.0

(1)
Água Limpa mine and plants are owned by Baovale, in which we own 100% of the voting shares and 50% of the total shares. Production figures for Água Limpa have not been adjusted to reflect our ownership interest.
(2)
Production figures for Samarco, in which we have a 50% interest, have been adjusted to reflect our ownership interest.

          1.1.3    Iron ore pellets operations

          Directly and through joint ventures, we produce iron ore pellets in Brazil, Oman and China, as set forth in the following table. Our total estimated nominal capacity is 57.2 Mtpy, including the full capacity of Oman plants, but not including our joint ventures Samarco, Zhuhai YPM Pellet Co., Ltd. ("Zhuhai YPM") and Anyang Yu Vale Yongtong Pellet Co., Ltd. ("Anyang"). Of our total 2012 pellet production, including the production of our joint ventures, 65.3% was blast furnace pellets and 34.7% was direct reduction pellets, which are used in steel mills that employ the direct reduction process rather than blast furnace technology. We supply all of the iron ore requirements of our wholly-owned pellet plants and joint ventures, except for Samarco, Zhuhai YPM and Anyang, to which we supply only part of their requirements. In 2012, we sold 2.4 million metric tons to Hispanobras, 10.2 million metric tons to Samarco and 0.9 million metric tons to Zhuhai YPM.

Company/ Plant	Description / History	Nominal Capacity (Mtpy)	Power Source	Other Information	Vale's Share (%)	Partners
Brazil:
Vale
Tubarão (state of Espírito Santo)	Two wholly owned pellet plants (Tubarão I and II) and five leased plants, including Hispanobras as of July 1, 2012. Receives iron ore from our Southeastern System mines and distribution is made though our logistics infrastructure.	29.2	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	Operations at the Tubarão I and II pellet plants have been suspended since November 13, 2012 in response to changes in steel industry demand for raw materials (contraction in pellet consumption in favor of greater use of sinter feed).	–	–
Fábrica (state of Minas Gerais)	Part of the Southern System. Receives iron ore from the Fábrica mine. Production is transported by MRS and EFVM.	4.5	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	–	–	–
Vargem Grande (state of Minas Gerais)	Part of the Southern System. Receives iron ore from the Pico mine and production is transported by MRS.	7.0	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	–	–	–
São Luís (state of Maranhão)	Part of the Northern System. Receives iron ore from Carajás and production is shipped to customers through our Ponta da Madeira maritime terminal.	7.5	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	On October 8, 2012, we temporarily suspended operations at the São Luís pellet plant for reasons similar to those supporting our suspension of operations at the Tubarão I and II plants.	–	–

Company/ Plant	Description / History	Nominal Capacity (Mtpy)	Power Source	Other Information	Vale's Share (%)	Partners
Samarco	Three pellet plants in two operating sites with nominal capacity of 22.3 Mtpy. The pellet plants are located in the Ponta Ubu unit, in Anchieta, state of Espírito Santo.	22.3	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Samarco.	Building a fourth pellet plant with a capacity of 8.3 Mtpy, which will increase Samarco's total nominal pellet capacity to 30.5 Mtpy.	50.0	BHP Billiton plc
Oman:
Vale Oman Pelletizing Company LLC ("VOPC")	Sohar industrial complex. Two pellet plants (totaling 9.0 Mtpy of capacity for direct reduction pellets). The pellet plants are located in an area where we will have a distribution center with capacity to handle 40.0 Mtpy.	9.0	Supplied through the national electricity grid.	Both plants have been producing at full capacity since March 2012. In October 2012, pursuant to a shareholders' agreement dated May 29, 2010 between Vale International and Oman Oil Company S.A.O.C. ("OOC"), 30% of the shareholding of VOPC was transferred to OOC for US$71 million.	70.0	Oman Oil Company S.A.O.C.
China:
Zhuhai YPM	Part of the Yueyufeng Steelmaking Complex. It has port facilities, which we use to receive feed from our mines in Brazil. The main customer is Zhuhai Yueyufeng Iron & Steel Co., Ltd. ("YYF"), which is also located in the Yueyufeng Steelmaking Complex.	1.2	Supplied through the national electricity grid.	–	25.0	Zhuhai Yueyufeng Iron and Steel Co. Ltd., Pioneer Iron and Steel Group Co, Ltd.(1)
Anyang	Pelletizing operation in China with the capacity to produce 1.2 Mtpy that started production in March 2011.	1.2	Supplied through the national electricity grid.	–	25.0	Anyang Iron & Steel Co., Ltd.

(1)
Based on the most recent publicly filed business license of Zhuhai YPM.

  1.1.4 Iron ore pellets production

          The following table sets forth information about our main iron ore pellet production.

	Production for the year ended December 31,
Company	2010	2011	2012
	(million metric tons)
Vale(1)	36.3	39.0	40.2
Hispanobras(2)	1.9	2.1	4.3
Samarco(3)	10.8	10.7	10.7
Zhuhai YPM(3)	0.3	0.3	0.2
Anyang(3)	–	0.2	0.2

Total	49.3	52.3	55.6

(1)
Figure includes actual production, including full production from our pellet plants in Oman and from the four pellet plants we leased in Brazil in 2008. We signed a 10-year operating lease contract for Itabrasco's pellet plant in October 2008. We signed a five-year operating lease contract for Kobrasco's pellet plant in June 2008. We signed a 30-year operating lease contract for Nibrasco's two pellet plants in May 2008.
(2)
Production figures for 2012 are being consolidated 100% on a pro forma basis. On July 1, 2012, we signed a three-year operating lease for Hispanobras' pellet plant.
(3)
Production figures for Samarco, Zhuhai YPM and Anyang have been adjusted to reflect our ownership interest.

  1.1.5 Customers, sales and marketing

          We supply all of our iron ore and iron ore pellets (including our share of joint-venture pellet production) to the steel industry. Prevailing and expected levels of demand for steel products affect demand for our iron ore and iron ore pellets. Demand for steel products is influenced by many factors, such as global manufacturing production, civil construction and infrastructure spending. For further information about demand and prices, see Operating and financial review and prospects—Major factors affecting prices.

          In 2012, China accounted for 49.0% of our iron ore and iron ore pellet shipments, and Asia as a whole accounted for 66.2%. Europe accounted for 17.1%, followed by Brazil with 11.7%. Our 10 largest customers collectively purchased 112.0 million metric tons of iron ore and iron ore pellets from us, representing 37% of our 2012 iron ore and iron ore pellet shipments and 35% of our total iron ore and iron ore pellet revenues. In 2012, no individual customer accounted for more than 10.0% of our iron ore and iron ore pellet shipments.

          In 2012, the Asian market (mainly Japan, South Korea and Taiwan) and the European market were the primary markets for our blast furnace pellets, while the Middle East, North America and North Africa were the primary markets for our direct reduction pellets.

          We strongly emphasize customer service in order to improve our competitiveness. We work with our customers to understand their main objectives and to provide them with iron ore solutions to meet specific customer needs. Using our expertise in mining, agglomeration and iron-making processes, we search for technical solutions that will balance the best use of our world-class mining assets and the satisfaction of our customers. We believe that our ability to provide customers with a total iron ore solution and the quality of our products are both very important advantages helping us to improve our competitiveness in relation to competitors who may be more conveniently located geographically. In addition to offering technical assistance to our customers, we operate sales support offices in Tokyo (Japan), Seoul (South Korea), Singapore, Dubai (UAE) and Shanghai (China), which support the sales made by Vale International, located in St. Prex, Switzerland, which is a wholly-owned subsidiary of Vale International Holdings GmbH (formerly Vale Austria Holdings GmbH). These offices also allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries.

          We sell iron ore and iron ore pellets under different arrangements, including long-term contracts with customers and on a spot basis through tenders and trading platforms. We adopt different pricing mechanisms for our sales, generally linked to the Chinese spot market, including quarterly pricing (based on either the current quarter or lagged averages of price indices), monthly average of price indices, and daily prices set on specific dates.

  1.1.6 Competition

          The global iron ore and iron ore pellet markets are highly competitive. The main factors affecting competition are price, quality and range of products offered, reliability, operating costs and shipping costs.

          Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton plc ("BHP Billiton"), Rio Tinto Ltd ("Rio Tinto") and Fortescue Metals Group Ltd ("FMG"). Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia's geographical proximity, we are competitive in the Asian market for two main reasons. First, steel companies generally seek to obtain the types (or blends) of iron ore and iron ore pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, in addition to its high grade, the alumina grade of our iron ore is very low compared to Australian ores, reducing consumption of coke and increasing productivity in blast furnaces, which is particularly important during periods of high demand. When market demand is very strong, our quality differential is in many cases more valuable to customers than a freight differential. Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and iron ore pellets. We have a customer-oriented marketing policy and place specialized personnel in direct contact with our customers to help determine the blend that best suits each particular customer.

          In terms of reliability, our ownership and operation of logistics facilities in the Northern and Southeastern Systems help us ensure that our products are delivered on time and at a relatively low cost. In addition, we continue to develop a low-cost freight portfolio, aimed at enhancing our ability to offer our products in the Asian market at competitive prices and to increase our market share. To support this strategy, we have built a distribution center in Oman and a FTS in the Philippines, which are operating. We are also building another FTS in Asia, which is scheduled to be delivered in 2013, and we are investing in a distribution center in Malaysia. We have also ordered new ships, purchased used vessels and entered into medium- and long-term freight contracts. These investments improve speed and flexibility for customization, and they shorten the time to market required for our products.

          Our principal competitors in Europe are Kumba Iron Ore Limited, Luossavaara Kiirunavaara AB ("LKAB"), Société Nationale Industrielle et Minière ("SNIM") and Iron Ore Company of Canada ("IOC"), a subsidiary of Rio Tinto. We are competitive in the European market for the same reasons as in Asia, but also due to the proximity of our port facilities to European customers.

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

          1.2    Coal

          1.2.1 Operations

          We produce metallurgical and thermal coal through our subsidiaries Vale Moçambique, which operates Moatize, and Vale Australia, which operates coal assets in Australia through wholly-owned companies and unincorporated joint ventures. From 2009 until June 2012, we also conducted thermal coal operations in Colombia. In June 2012, we sold our thermal coal operations in Colombia for US$407 million in cash. We also have a minority interest in two Chinese companies, Henan Longyu Energy Resources Co., Ltd. ("Longyu") and Shandong Yankuang International Coking Company Limited. ("Yankuang"), as set forth in the following table.

Company/Mining Site	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Vale Moçambique
Moatize	Tete, Mozambique

Open-cut mine, which was developed directly by Vale. Operations started in August 2011 and are expected to reach a nominal production capacity of 11 Mtpy, mostly comprised of metallurgical coal. Vale has a 95.0% stake, and the remaining is owned by Empresa Moçambicana de Exploração Mineira, S.A.

Produces metallurgical and thermal coal. Moatize's main branded product is the Chipanga premium hard coking coal, but there is operational flexibility for multiple products. The optimal product portfolio will come as a result of market trials.

				Mining concessions expiring in 2032, renewable thereafter.	Supplied by local utility company. Back up supply on site.	The coal is transported from the mine by the Linha do Sena railway to the port of Beira.
Vale Australia
Integra Coal	Hunter Valley, New South Wales

Open-cut mine and underground coal mine, acquired from AMCI in 2007, located 10 kilometers northwest of Singleton in the Hunter Valley of New South Wales, Australia. Vale has a 61.2% stake and the remaining is owned by Nippon Steel ("NSC"), JFE Group ("JFE"), Posco, Toyota Tsusho Austrália, Chubu Electric Power Co. Ltd.

Produces metallurgical and thermal coal. The operations are comprised of an underground coal mine that produces coal by longwall methods and an open-cut mine. Coal from the mines is processed at a coal handling and processing plant ("CHPP") with a capacity of 1,200 metric tons per hour.

				Mining tenements expiring in 2026 and 2030.	Supplied through the national electricity grid. Acquired from local utility companies.	Production is loaded onto trains at a purpose-built rail loadout facility for transport to the port of Newcastle, New South Wales, Australia.
Carborough Downs	Bowen Basin, Queensland

Acquired from AMCI in 2007. Carborough Downs mining leases overlie the Rangal Coal Measures of the Bowen Basin with the seams of Leichardt and Vermont. Both seams have coking properties and can be beneficiated to produce coking coal and pulverized coal injection ("PCI") products. Vale has a 85.0% stake and the remaining is owned by JFE, Posco, Tata Steel.

Metallurgical coal. The Leichardt seam is currently our main target for development and constitutes 100% of the current reserve and resource base. Carborough Downs coal is processed at the Carborough Downs CHPP, which is capable of processing 1,000 metric tons per hour, and which operates seven days per week.

				Mining tenements expiring in 2035 and 2039.	Supplied through the national electricity grid. Acquired from local utility companies.	The product is loaded onto trains at a rail loadout facility and transported 172 kilometers to the Dalrymple Bay Coal Terminal, Queensland, Australia.

Company/Mining Site	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Isaac Plains	Bowen Basin, Queensland

The Isaac Plains open-cut mine, acquired from AMCI in 2007, is located close to Carborough Downs in central Queensland. The mine is managed by Isaac Plains Coal Management on behalf of the joint venture parties. Vale has a 50.0% stake, and the remaining shares are owned by a subsidiary of Sumitomo.

			Metallurgical and thermal coal. The coal is classified as a medium volatile bituminous coal with low sulfur content. Coal is processed at the Isaac Plains CHPP.	Mining tenements expiring in 2025.	Supplied through the national electricity grid. Acquired from local utility companies.	Railed 180 kilometers to the Dalrymple Bay Coal Terminal.
China
Longyu	Henan Province, China

Longyu has two operational coal mines, which are located 10km and 5km from Yongcheng city, Henan Province. Vale has a 25.0% stake and the remaining is owned by Yongmei Group Co., Ltd. (former Yongcheng Coal & Electricity (Group) Co. Ltd.), Shanghai Baosteel International Economic & Trading Co., Ltd. and other minority shareholders. Vale acquired a stake in Longyu by purchasing newly issued shares.

			Metallurgical and thermal coal and other related products.	Mining concessions expiring in 2034	Supplied through the national electricity grid. Acquired from local utility companies.	Products are trucked or railed directly to customers in China or railed or trucked to Lianyungang port.
Yankuang	Shandong Province, China	Metallurgical coke plant located 10km from Yanzhou city, Shandong Province. Vale has a 25.0% stake and the remaining is owned by Yankuang Group Co. Ltd. and Itochu Corporation. Yankuang was formed by the three shareholders.	Metallurgical coke, methanol, tar oil and benzene. Yankuang has production capacity of 1.7 Mtpy of coke and 200,000 tpy of methanol.	–	Supplied through the national electricity grid. Acquired from local utility companies.	Most coke products are railed while other products are trucked directly to customers in China or railed to Rizhao port.

  1.2.2 Production

          The following table sets forth information on our coal production.

		Production for the year ended December 31,
Operation	Mine type	2010	2011	2012
		(thousand metric tons)
Metallurgical coal:
Vale Australia
Integra Coal(5)	Underground and open-cut	1,151	467	962
Isaac Plains(1)	Open-cut	590	635	709
Carborough Downs(2)	Underground	1,216	1,390	911
Broadlea	Open-cut	101	0	0
Vale Moçambique
Moatize(3)	Open-cut	–	275	2,501

Total metallurgical coal		3,057	2,766	5,083

Thermal coal:
Vale Colombia
El Hatillo(4)	Open-cut	2,991	3,565	–
Vale Australia
Integra Coal(5)	Open-cut	305	325	351
Isaac Plains(1)	Open-cut	371	274	381
Broadlea(6)	Open-cut	165	0	0
Vale Moçambique
Moatize(3)	Open-cut	–	342	1,267

Total thermal coal		3,832	4,506	1,999

(1)
These figures correspond to our 50.0% equity interest in Isaac Plains, an unincorporated joint venture.
(2)
These figures correspond to our 85.0% equity interest in Carborough Downs, an unincorporated joint venture.
(3)
Moatize started production in August 2011.
(4)
We sold the El Hatillo mine in the second quarter of 2012.
(5)
These figures correspond to our 61.2% equity interest in Integra Coal, an unincorporated joint venture.
(6)
Broadlea Coal has been on care and maintenance status since December 2009. The washing of the ROM stockpiles was finalized in June 2010.

  1.2.3 Customers and sales

          The coal sales from our Australian operations are primarily focused on East Asia. In 2012, our Chinese coal joint ventures directed their sales mainly to the Chinese domestic market. The coal sales from our Colombian operations, prior to our divestiture of our Colombian assets in June 2012, were primarily destined for Europe and Central and South America. The coal sales from our Mozambican operations will be directed to the main seaborne coal markets, including East Asia, the Americas, Europe and India.

  1.2.4 Competition

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

          Major participants in the coal seaborne market are subsidiaries and affiliates of BHP Billiton Mitsubishi Alliance ("BMA"), Xstrata plc ("Xstrata"), Anglo Coal, Rio Tinto, Teck Cominco, Peabody and the Shenhua Group, among others.

  1.3 Manganese ore and ferroalloys

  1.3.1 Manganese ore operations and production

          We conduct our manganese mining operations in Brazil through our wholly-owned subsidiaries Vale Manganês S.A. ("Vale Manganês"), Vale Mina do Azul S.A. and MCR. Our mines produce three types of manganese ore products:

  •
  metallurgical ore, used primarily for the production of ferroalloys;

  •
  natural manganese dioxide, suitable for the manufacture of electrolytic batteries; and

  •
  chemical ore, used in several industries for the production of fertilizer, pesticides and animal feed, and used as a pigment in the ceramics industry.

Mining Site	Company	Location	Description/History	Mineralization	Operations	Power Source	Access/Transportation
Azul	Vale Mina do Azul S.A.	State of Pará	Open-pit mining operations and on-site beneficiation plant.	High-grade ores (at least 40% manganese grade).	Crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported by truck and EFC railroad to the Ponta da Madeira maritime terminal.
Morro da Mina	Vale Manganês	State of Minas Gerais	Open-pit mining operations.	Low-grade ores (24% manganese grade).	Crushing and classification steps, producing lumps and fines to the Barbacena and Ouro Preto ferroalloy plants.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported by trucks to the Ouro Preto and Barbacena ferroalloy plants.
Urucum	MCR	State of Mato Grosso do Sul	Underground mining operations and on-site beneficiation plant.	High-grade ores (at least 40% manganese grade).	Crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported to the port of Rosario (Argentina) by barges traveling along the Paraguay and Paraná rivers.

          The following table sets forth information about our manganese production.

		Production for the year ended December 31,
					Recovery rate
Mine	Type	2010	2011	2012
		(million metric tons)			(%)
Azul	Open pit	1.6	2.1	1.9	66.0
Morro da Mina	Open pit	0.1	0.1	0.2	82.5
Urucum	Underground	0.2	0.3	0.3	84.0

Total		1.8	2.5	2.4

  1.3.2 Ferroalloys operations and production

          We conduct our ferroalloys business through our wholly-owned subsidiary Vale Manganês. Until October 2012, we also conducted manganese ferroalloy operations in Europe through our wholly-owned subsidiaries Vale Manganèse France SAS and Vale Manganese Norway AS. These subsidiaries were sold to affiliates of Glencore International Plc for US$160 million in cash in October 2012.

          The production of ferroalloys consumes significant amounts of electricity, representing 6.3% of our total consumption in 2012. The electricity supply to our ferroalloy plants is provided through long-term contracts. For information on the risks associated with potential energy shortages, see Risk factors.

          We produce several types of manganese ferroalloys, such as high carbon and medium carbon ferro-manganese and ferro-silicon manganese.

Plant	Location	Description/History	Nominal Capacity	Power Source
Minas Gerais Plants	Cities of Barbacena and Ouro Preto	Barbacena has 6 furnaces, medium carbon ferro-manganese refining stations and a briquetting plant. Ouro Preto has 3 furnaces.	74,000 tons per year at Barbacena plant and 65,000 tons per year at Ouro Preto plant	Supplied through the national electricity grid. Energy acquired from independent producers through long term contracts.
Bahia Plant	City of Simões Filho	4 furnaces, medium carbon ferro-manganese converter process and a sintering plant.	150,000 tons per year	Supplied through the national electricity grid. Energy acquired from independent producers through long term contracts.

          The following table sets forth information about our ferroalloys production.

	Production for the year ended December 31,
Plant	2010	2011	2012
	(thousand metric tons)
Barbacena	71	67	65
Ouro Preto	62	61	62
Simões Filho	73	76	79

Total	207	204	206

  1.3.3 Manganese ore and ferroalloys: sales and competition

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

          The ferroalloy market is characterized by a large number of participants who compete primarily on the basis of price. The principal competitive factors in this market are the costs of manganese ore, electricity, logistics and reductants. We compete with both stand-alone producers and integrated producers that also mine their own ore. Our competitors are located principally in countries that produce manganese ore or steel. For further information about demand and prices, see Operating and financial review and prospects—Major factors affecting prices.

2.    Base metals

          2.1 Nickel

          2.1.1 Operations

          We conduct our nickel operations primarily through our wholly-owned subsidiary Vale Canada, which operates two nickel production systems, one in the North Atlantic and the other in the Asia Pacific. Our nickel operations are set forth in the following table.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
North Atlantic
Vale Canada	Canada — Sudbury, Ontario	Integrated mining, milling, smelting and refining operations to process ore into finished nickel with a nominal capacity of 66,000 metric tons of refined nickel per year and additional nickel oxide feed for the refinery in Wales. Mining operations in Sudbury began in 1885. Vale acquired Sudbury when it acquired Inco Ltd. in 2006.	Primarily underground mining operations with nickel sulfide ore bodies, which also contain co-deposits of copper, cobalt, PGMs, gold and silver. Frood mine (in Sudbury) was placed on care and maintenance status in October 2012.

We also smelt and refine an intermediate product, nickel concentrate, from our Voisey's Bay operations. We ship a nickel intermediate product, nickel oxide, from our Sudbury smelter to our nickel refinery in Wales for processing into finished nickel.

				Patented mineral rights with no expiration date; mineral leases expiring between 2014 and 2032; and mining license of occupation with indefinite expiration date.	Supplied by Ontario's provincial electricity grid and produced directly by Vale.	Located by the Trans-Canada highway and the two major railways pass through the Sudbury area. Finished products are delivered to the North American market by truck. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) through both east and west coast Canadian ports.
Vale Canada	Canada — Thompson, Manitoba	Integrated mining, milling, smelting and refining operations to process ore into finished nickel with a nominal capacity of 45,000 metric tons of refined nickel per year. Thompson was discovered in 1956 and was acquired by Vale when it acquired Inco Ltd. in 2006.	Primarily underground mining operations with nickel sulfide ore bodies. The ore bodies also contain co-deposits of copper and cobalt. We are considering placing the Birchtree mine on care and maintenance status.

We also smelt and refine an intermediate product, nickel concentrate, from our Voisey's Bay operations. Smelting and refining are being considered for phase out in Thompson given the significant capital investment required under the pending federal sulfur dioxide emission standards that are expected to come into effect in 2015, and the lower prioritization of this project relative to other investment alternatives.

				Order in Council leases expiring between 2020 and 2025; mineral leases expiring in 2013.	Supplied by the Provincial utility company.	Finished products are delivered to market by truck in North America. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) to final destination through both west coast and east coast Canadian ports.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
Vale Newfoundland & Labrador Limited	Canada — Voisey's Bay, Newfoundland and Labrador	Open-pit mining and milling of ore into intermediate products-nickel and copper concentrates. Voisey's Bay's operations started in 2005 and were purchased by Vale with the acquisition of Inco Ltd. in 2006.	Comprised of the Ovoid mine, an open-pit mine, and deposits with the potential for underground operations at a later stage. We mine nickel sulfide ore bodies, which also contain deposits of copper and cobalt. Nickel concentrates are currently shipped to our Sudbury and Thompson operations for final processing (smelting and refining) while copper concentrate is sold in the market. Once Long Harbour plant is operational, our nickel concentrate from Labrador will be redirected to Long Harbour.	Mining lease expiring in 2027.	100% supplied through Vale owned diesel generators.	The nickel and copper concentrates are transported to the port by haulage trucks and then shipped.
Vale Europe Limited	U.K. — Clydach, Wales	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 40,000 metric tons per year. Clydach's refinery commenced operations in 1902 and was acquired by Vale in 2006.	Processes a nickel intermediate product, nickel oxide, supplied from our Sudbury operations or Matsuzaka operations to produce finished nickel in the form of powders and pellets.	–	Supplied through the national electricity grid.	Transported to final customer in the UK and continental Europe by truck. Product for overseas customers are trucked to the ports of Southhampton and Liverpool.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
Asia Pacific
PT Vale Indonesia Tbk ("PTVI," previously PT International Nickel Indonesia Tbk)	Indonesia — Sorowako, Sulawesi	Open cast mining area and related processing facility (producer of nickel matte, an intermediate product) with a nominal capacity of 80,000 metric tons per year. PTVI's shares are traded on the Indonesia Stock Exchange. We hold 59.2% of its share capital, Sumitomo Metal Mining Co., Ltd ("Sumitomo") holds 20.3% and the public holds 20.5%. PTVI commenced operations in 1968 and was acquired by Vale in 2006.	PTVI mines nickel laterite ore and produces nickel matte, which is shipped primarily to nickel refineries in Japan. Pursuant to life-of-mine off-take agreements, PTVI sells 80% of its production to our wholly-owned subsidiary Vale Canada and 20% of its production to Sumitomo.	Contract of work expiring in 2025, which is currently being renegotiated with the Indonesian government.	Produced directly by Vale. A major part is supplied at low cost by its three hydroelectric power plants on the Larona River. PTVI has thermal generating facilities in order to supplement its hydroelectric power supply with a source of energy that is not subject to hydrological factors.	Trucked approximately 40 km to the river port at Malili and then loaded onto barges in order to load break-bulk vessels for onward shipment to Japan.
Vale Nouvelle-Calédonie S.A.S ("VNC")	New Caledonia — Southern Province	Mining and processing operations (producer of nickel oxide and cobalt carbonate). VNC's shares are held by Vale (80.5%), Sumic (14.5%) and Société de Participation Minière du Sud Caledonien SAS ("SPMSC") (5%). Sumic, a joint venture between Sumitomo and Mitsui, has a put option to sell us all of its shares, at the lower of (1) net book value, as per French GAAP, and (2) fair market value, if VNC does not achieve commercial production (60 days of continuous production at 80% of full capacity) by December 31, 2014. Sumic also has a purchase option for the 6.5% dilution that occurred in December 2012 after the start-up of commercial production at VNC. SPMSC has an obligation to increase its share in VNC to 10% within two years as of the start-up of commercial production.	We are currently ramping up our nickel operation in New Caledonia. VNC utilizes a High Pressure Acid Leach ("HPAL") process to treat limonitic laterite and saprolitic laterite ores. We expect to ramp up VNC over a four-year period to reach nominal production capacity of 57,000 metric tons per year of nickel contained in nickel oxide, which will be further processed in our facilities in Asia, and hydroxide cake form, and 4,500 metric tons of cobalt in carbonate form.	Mining concessions expiring between 2016 and 2051.	Supplied through the national electricity grid and by independent producers.	Products are packed into containers and are trucked approximately 4km to Prony port.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
Vale Japan Limited	Japan — Matsuzaka	Stand-alone nickel refinery (producer of intermediate and finished nickel), with nominal capacity of 60,000metric tons per year. Vale owns 87.2% of the share, and Sumitomo owns the remaining shares. The refinery was built in 1965 and was acquired by Vale in 2006.	Produces intermediate products for further processing in our refineries in China, Korea and Taiwan, and finished nickel products using nickel matte sourced from PTVI.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Products trucked over public roads to customers in Japan. For overseas customers, the product is stuffed containers at the plant and shipped from the ports of Yokkaichi and Nagoya.
Vale Taiwan Ltd	Taiwan — Kaoshiung	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 18,000 metric tons per year. The refinery commenced production in 1983 and was acquired by Vale in 2006.	Produces finished nickel primarily for the local stainless steel industry in Taiwan, using intermediate products from our Matsuzaka operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Trucked over public roads to customers in Taiwan. For overseas customers, the product is stuffed into containers at the plant and shipped from the port of Kaoshiung.
Vale Nickel (Dalian) Co., Ltd	China — Dalian, Liaoning	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 32,000 metric tons per year. Vale owns 98.3% of the shares and Ningbo Sunhu Chemical Products Co., Ltd. owns the remaining 1.7%. The refinery commenced production in 2008.	Produces finished nickel for the local stainless steel industry primarily in China, using intermediate products from our Matsuzaka and New Caledonian operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Product moved over public roads by truck and by railway to customers in China. It is also shipped over water in containers to some domestic customers.
Korea Nickel Corporation	South Korea — Onsan	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 30,000 metric tons per year. Vale owns 25.0% of the shares, and the remaining shares are held by Korea Zinc Co., Ltd, Posteel Co., Ltd, Young Poong Co., Ltd. and others.The refinery commenced production in 1989.	Produces finished nickel for the local stainless steel industry in Korea, primarily using intermediate products containing about 75% nickel (in the form of nickel oxide) from our Matsuzaka operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	KNC's production is moved by truck over public roads to customers in Korea and is exported in containers to overseas customers from the ports of Busan and Ulsan.
South Atlantic
Vale/Onça Puma	Brazil — Ourilândia do Norte, Pará	Mining and processing operations (producer of ferro-nickel).	The Onça Puma mine is built on lateritic nickel deposits of saprolitic laterite ore. We have temporarily interrupted the ramp-up of the Onça Puma project in Ourilândia do Norte, in the Brazilian state of Pará, but expect to resume production initially with one furnace in the second half of 2013 to reach a nominal capacity of approximately 25,000 metric tons per year. We expect to build a second furnace, which will be in operation after 2017.	Mining concession for indefinite period.	Supplied through the national electricity grid. Acquired from regional utility companies. or produced directly by Vale.	The ferro-nickel is transported by public paved road and EFC railroad to the Itaqui maritime terminal in the state of Maranhão.

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

	2010			2011			2012
	(thousands of metric tons, except percentages)
		Grade			Grade			Grade
	Production	% Copper	% Nickel	Production	% Copper	% Nickel	Production	% Copper	% Nickel
Ontario operating mines
Copper Cliff North	326	1.13	1.13	892	1.15	1.03	792	1.09	0.92
Creighton	426	2.65	3.10	991	1.72	2.22	797	1.80	1.84
Stobie(1)	775	0.59	0.69	1,568	0.61	0.74	2,006	0.56	0.66
Garson	246	2.16	1.60	640	1.78	2.08	643	1.56	1.61
Coleman	786	2.74	1.73	1,363	3.02	1.77	1,062	2.58	1.51
Ellen	86	0.56	0.75	131	0.45	0.90	371	0.44	0.93
Totten	16	2.54	1.74	28	1.01	0.97	6	2.37	1.15
Gertrude	–	–	–	–	–	–	36	0.27	0.72

Total Ontario operations	2,660	1.78%	1.53%	5,612	1.61%	1.45%	5,714	1.29%	1.14%

Manitoba operating mines
Thompson	1,325	–	1.83	1,182	–	1.76	1,160	–	1.86
Birchtree(2)	832	–	1.41	721	–	1.36	643	–	1.34

Total Manitoba operations	2,158	–	1.67%	1,903	–	1.61%	1,804	–	1.67%

Voisey's Bay operating mines
Ovoid	1,510	2.44	3.20%	2,366	2.39%	3.38%	2,351	1.94%	3.11%

Sulawesi operating mining areas
Sorowako	4,176	–	2.00%	3,848	–	1.95%	3,678	–	2.02%

New Caledonia operating mines
VNC	326	–	1.31%	1,043	–	1.29%	1,179	–	1.27%

Brazil operating mines
Onça Puma	1,259	–	1.93%	1,466	–	1.86%	1,975	–	1.87%

(1)
The Frood mine (which is part of the Stobie mine) was placed on care and maintenance status at the end of 2012.
(2)
The Birchtree mine is currently being considered for care and maintenance status.

          The following table sets forth information about our nickel production, including: (i) nickel refined through our facilities, (ii) nickel further refined into specialty products and (iii) intermediates designated for sale. The numbers below are reported on an ore-source basis.

		Production for the year ended December 31,
Mine	Type	2010	2011	2012
		(thousand metric tons)
Sudbury(1)	Underground	22.4	59.7	65.5
Thompson(1)	Underground	29.8	25.0	24.2
Voisey's Bay(2)	Open pit	42.3	68.9	61.9
Sorowako(3)	Open cast	78.4	67.8	69.0
Onça Puma(4)	Open pit	–	7.0	6.0
New Caledonia(5)	Open pit	–	5.1	4.5
External(6)	–	5.9	8.0	5.9

Total(7)		178.7	241.5	237.0

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
(5)
Primary production only adjusted for the payable nickel amount. Nickel contained in NHC and NiO.
(6)
Finished nickel processed at our facilities using feeds purchased from unrelated parties.
(7)
These figures do not include tolling of feeds for unrelated parties.

  2.1.3 Customers and sales

          Our nickel customers are broadly distributed on a global basis. In 2012, 51% of our total nickel sales were delivered to customers in Asia, 28% to North America, 19% to Europe and 2% to other markets. We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts generally provide stable demand for a significant portion of our annual production.

          Nickel is an exchange-traded metal, listed on the LME, and most nickel products are priced according to a discount or premium to the LME price, depending primarily on the nickel product's physical and technical characteristics. Our finished nickel products represent what is known in the industry as "primary" nickel, meaning nickel produced principally from nickel ores (as opposed to "secondary" nickel, which is recovered from recycled nickel-containing material). Finished primary nickel products are distinguishable in terms of the following characteristics, which determine the product price level and the suitability for various end-use applications:

  •
  nickel content and purity level: (i) intermediates has various levels of nickel content, (ii) nickel pig iron has 1.5-6% nickel, (iii) ferro-nickel has 10-40% nickel, (iv) refined nickel with less than 99.8% nickel, including products such as Tonimet™ and utility nickel™, (v) standard LME grade nickel has a minimum of 99.8% nickel, and (v) high purity nickel has a minimum of 99.9% nickel and does not contain specific elemental impurities;

  •
  shape (such as pellets, discs, squares, strips and foams); and

  •
  size.

          In 2012, the principal end-use applications for nickel were:

  •
  austenitic stainless steel (66% of global nickel consumption);

  •
  non-ferrous alloys, alloy steels and foundry applications (18% of global nickel consumption);

  •
  nickel plating (8% of global nickel consumption); and

  •
  specialty applications, such as batteries, chemicals and powder metallurgy (8% of global nickel consumption).

          In 2012, 67% of our refined nickel sales were made into non-stainless steel applications, compared to the industry average for primary nickel producers of 34%, which brings more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

          We offer sales and technical support to our customers on a global basis. We have a well-established global marketing network for finished nickel, based at our head office in Toronto, Canada. We also have sales and technical support offices in St. Prex (Switzerland), Saddle Brook, New Jersey (United States), Tokyo (Japan), Shanghai (China), Singapore, Kaohsiung (Taiwan), Bangkok (Thailand) and Bridgetown (Barbados). For information about demand and prices, see Operating and financial review and prospects—Major factors affecting prices.

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

          Our nickel deliveries represented 14% of global consumption for primary nickel in 2012. In addition to us, the largest suppliers in the nickel industry (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Mining and Metallurgical Company Norilsk Nickel ("Norilsk"), Jinchuan Nonferrous Metals Corporation ("Jinchuan"), BHP Billiton and Xstrata. Together with us, these companies accounted for about 49% of global refined primary nickel production in 2012.

          While stainless steel production is a major driver of global nickel demand, stainless steel producers can use nickel products with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. In recent years, secondary nickel has accounted for about 41-46% of total nickel used for stainless steels, and primary nickel has accounted for about 54-59%. Nickel pig iron, a low-grade nickel product made in China from imported lateritic ores (primarily from the Philippines and Indonesia), is primarily suitable for use in stainless steel production. With higher nickel prices and strong demand from the stainless steel industry, Chinese domestic production of nickel pig iron and low-grade ferro-nickel continues to expand. In 2012, Chinese nickel pig iron and ferro-nickel production is estimated to have been greater than 300,000 metric tons, representing 20% of world primary nickel supply.

          Competition in the nickel market is based primarily on quality, reliability of supply and price. We believe our operations are competitive in the nickel market because of the high quality of our nickel products and our relatively low production costs.

          2.2    Copper

          2.2.1    Operations

          We conduct our copper operations at the parent-company level in Brazil and through our subsidiaries in Canada and Chile.

Mining Site/Location	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Brazil
Vale/Sossego	Carajás, state of Pará.	Two main copper ore bodies, Sossego and Sequeirinho and a processing facility to concentrate the ore. Sossego was developed by Vale and started production in 2004.	The copper ore is mined using the open-pit method, and the run-of-mine is processed by means of standard primary crushing and conveying, SAG milling (a semi-autogenous mill that uses a large rotating drum filled with ore, water and steel grinding balls to transform the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.	Mining concession for indefinite period.	Supplied through the national electricity grid. Acquired from Eletronorte, pursuant to long-term agreements.	We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Ponta da Madeira maritime terminal in São Luís, in the state of Maranhão. We constructed an 85-kilometer road to link Sossego to Parauapebas.
Vale/Salobo	Carajás, state of Pará.	Salobo I processing plant is ramping up to a total capacity of 100,000 tpy of copper. Salobo is expected to reach a total capacity of 200,000 tpy by 2016, after Salobo II expansion.	Our Salobo copper and gold mine is mined using the open-pit method and follows the same processing and transportation model as Sossego.	Mining concession for indefinite period.	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Ponta da Madeira maritime terminal in São Luís, in the state of Maranhão. We constructed an 90-kilometer road to link Salobo to Parauapebas.

Mining Site/Location	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Canada
Vale Canada	Canada — Sudbury, Ontario	See —Base metals—Nickel—Operations	We produce two intermediate copper products, copper concentrates and copper anodes, and we also produce electrowon copper cathode as a by-product of our nickel refining operations.	Please refer to the table in our Nickel Operations
Vale Canada/ Voisey's Bay	Canada — Voisey's Bay, Newfoundland and Labrador	See —Base metals—Nickel—Operations	At Voisey's Bay, we produce copper concentrates.	Please refer to the table in our Nickel Operations
Chile
Tres Valles	Coquimbo region, Chile	Two copper oxide mines: Don Gabriel, an open-pit mine, and Papomono, an underground mine, as well as an SX-EW plant that produces copper cathodes. Vale has 90.0% of the total capital and 100% of the voting capital, and the remaining is owned by Compañia Minera Werenfried.	We produce copper cathodes at the Tres Valles operation, located in Salamanca, in the Coquimbo region. The plant has an estimated annual production capacity of 18,500 metric tons of copper cathode (metal plate), and is our first industrial-scale cathode plant using a hydrometallurgical process.	Mining concession for indefinite period.	Supplied through the national electricity grid.	We truck the copper cathodes from the plant to a warehouse in the port of San Antonio.
Zambia
Lubambe	Zambian Copperbelt	Lubambe (previously Konkola North) copper mine, which includes an underground mine, plant and related infrastructure. TEAL (our 50/50 joint venture with ARM) has an 80% stake in Lubambe. Zambia Consolidated Copper Mines Investment Holding PLC Ltd. (20%)	Nominal production capacity of 45,000 metric tons per year of copper in concentrates. Production started in October 2012.	Mining concessions expiring in 2033.	Long-term energy supply contract with Zesco (Zambian state owned power supplier).	Copper concentrates are transported by truck to local smelters.

  2.2.2 Production

          The following table sets forth information on our copper production.

		Production for the year ended December 31,
Mine	Type	2010	2011	2012
		(thousand metric tons)
Brazil:
Salobo	Open pit	-	-	13
Sossego	Open pit	117	109	110
Canada:
Sudbury	Underground	34	101	79
Voisey's Bay	Open pit	33	51	42
Thompson	Underground	1	1	3
External(1)	-	22	31	29
Chile:
Tres Valles	Open pit and underground	-	9	14
Zambia:
Lubambe(2)	Underground	-	-	1

Total		207	302	290

(1)    We process copper at our facilities using feed purchased from unrelated parties.
(2)    Vale's attributable production capacity of 40%.

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

  2.2.4 Competition

          The global copper market is highly competitive. Producers are integrated mining companies and custom smelters, covering all regions of the world, while consumers are principally wire rod and copper-alloy producers. Competition occurs mainly on a regional level and is based primarily on production costs, quality, reliability of supply and logistics costs. The world's largest copper cathode producers are Corporación Nacional del Cobre de Chile ("Codelco"), Aurubis AG, Freeport-McMoRan Copper & Gold Inc. ("Freeport-McMoRan"), Jiangxi Copper Corporation Ltd. and Xstrata, operating at the parent-company level or through subsidiaries. Our participation in the global copper market is marginal.

          Copper concentrate and copper anode are intermediate products in the copper production chain. Both the concentrate and anode markets are competitive, having numerous producers but fewer participants and smaller volumes than in the copper cathode market due to high levels of integration by the major copper producers.

          In the copper concentrate market, the main producers are mining companies located in South America and Indonesia, while consumers are custom smelters located in Europe and Asia. Competition in the custom copper concentrate market occurs mainly on a global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are BHP Billiton, Freeport McMoRan, Antofagasta plc, Anglo American, Rio Tinto and Xstrata, operating at the parent-company level or through subsidiaries. Our market share in 2012 was about 4% of the total custom copper concentrate market.

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

  2.3 Aluminum

          We hold a 22% interest in Hydro, a major aluminum producer, which we account for on the equity method. In the past, we engaged in bauxite mining, alumina refining and aluminum smelting through subsidiaries in Brazil, our interests in which we transferred to Hydro in February 2011. We still own minority interests in MRN and Paragominas, which are bauxite mining businesses located in Brazil, and which we also account for on the equity method. We will transfer our remaining interest in Paragominas to Hydro in two equal tranches in 2014 and 2016.

  2.4 PGMs and other precious metals

          As by-products of our Sudbury nickel operations in Canada, we recover significant quantities of PGMs, as well as small quantities of gold and silver. We also recover gold as a by-product of our operations at our Salobo and Sossego copper mines in Carajás, in the Brazilian state of Pará. We operate a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products. We have a refinery in Acton, England, where we process our intermediate products, as well as feeds purchased from unrelated parties and toll-refined materials. In 2012, PGM concentrates from our Canadian operations supplied about 53% of our PGM production, which also includes metals purchased from unrelated parties. Our base metals marketing department sells our own PGMs and other precious metals, as well as products from unrelated parties and toll-refined products, on a sales agency basis.

          In February 2013, we entered into an agreement with Silver Wheaton to sell 25% of the gold produced as a by-product at our Salobo copper mine, in Brazil, for the life of that mine and to sell 70% of the gold produced as a by-product at our Sudbury nickel mines, in Canada, for the next 20 years. See Significant changes in our business.

          The following table sets forth information on our precious metals production.

Mine(1)	Type	2010	2011	2012
		(thousand troy ounces)
Sudbury:
Platinum	Underground	35	174	134
Palladium	Underground	60	248	251
Gold	Underground	42	182	69
Salobo:
Gold	Open pit	-	-	20
Sossego:
Gold	Open pit	102	90	75

(1)    Production figures exclude precious metals purchased from unrelated parties and toll-refined materials.

  2.5 Cobalt

          We recover significant quantities of cobalt, classified as a minor metal, as a by-product of our nickel operations. In 2012, we produced 1,284 metric tons of refined cobalt metal at our Port Colborne refinery, 606 metric tons of cobalt in a cobalt-based intermediate product at our Thompson nickel operations in Canada, and our remaining cobalt production consisted of 452 metric tons of cobalt contained in other intermediate products (such as nickel concentrates). We are increasing our production of cobalt intermediate as a by-product of our nickel production at the VNC operations in New Caledonia, which is currently ramping up. We sell cobalt on a global basis. Our cobalt metal is electro-refined at our Port Colborne refinery and has very high purity levels (99.8%), which is superior to the LME contract specification. Cobalt metal is used in the production of various alloys, particularly for aerospace applications, as well as the manufacture of cobalt-based chemicals.

          The following table sets forth information on our cobalt production.

		Production for the year ended December 31,
Mine	Type	2010	2011	2012
		(metric tons)
Sudbury	Underground	302	593	589
Thompson	Underground	189	158	96
Voisey's Bay	Open pit	524	1,585	1,221
New Caledonia	Open pit	–	245	385
External sources(1)	-	51	93	52

Total		1,066	2,675	2,343

(1)    These figures do not include tolling of feeds for unrelated parties.

3. Fertilizer nutrients

  3.1 Phosphates

          We operate our phosphates business through subsidiaries and joint ventures, as set forth in the following table.

		Our share of capital
Company	Location	Voting	Total	Partners
		(%)
Vale Fertilizantes	Uberaba, Brazil	100.0	100.0	–
MVM Resources International, B.V.	Bayóvar, Peru	51.0	40.0	Mosaic, Mitsui & Co
Vale Cubatão.	Cubatão, Brazil	100.0	100.0	–

          Vale Fertilizantes is a producer of phosphate rock, phosphate fertilizers ("P") (e.g., monoammonium phosphate ("MAP"), dicalcium phosphate ("DCP"), triple superphosphate ("TSP") and single superphosphate ("SSP")) and nitrogen ("N") fertilizers (e.g., ammonium nitrate and urea). It is the largest producer of phosphate and nitrogen crop nutrients in Brazil. Vale Fertilizantes operates the following phosphate rock mines, through concessions for indefinite period: Catalão, in the state of Goiás, and Tapira, Patos de Minas and Araxá, all in the state of Minas Gerais, and Cajati, in the state of São Paulo, in Brazil. In addition, Vale Fertilizantes has ten processing plants for the production of phosphate and nitrogen nutrients, located at Catalão, Goiás; Araxá, Patos de Minas and Uberaba, Minas Gerais; Guará, Cajati, and three plants in Cubatão, São Paulo; and Araucária, Paraná. In December 2012, we signed with Petrobras an agreement to sell Araucária operations for US$234 million, which is subject to certain conditions precedent, including approval by CADE.

          In addition to the phosphate and nitrogen operations of Vale Fertilizantes, since 2010 we have also operated the Bayóvar phosphate rock mine in Peru, which is expected to reach nominal capacity of 3.9 Mtpy by 2014 and is operated through a concession for indefinite period.

          The following table sets forth information about our phosphate rock production.

		Production for the year ended December 31,
Mine	Type	2010	2011	2012
		(thousand metric tons)
Bayóvar	Open pit	791	2,544	3,209
Catalão	Open pit	626	947	1,026
Tapira	Open pit	2,068	2,011	2,068
Patos de Minas	Open pit	43	44	44
Araxá	Open pit	1,182	1,231	1,084
Cajati	Open pit	545	582	550

Total		5,255	7,359	7,982

          The following table sets forth information about our phosphate and nitrogen nutrients production.

	Production for the year ended December 31,
Product	2010	2011	2012
	(thousand metric tons)
Monoammonium phosphate (MAP)	898	823	1,201
Triple superphosphate (TSP)	788	811	913
Single superphosphate (SSP)	2,239	2,638	2,226
Dicalcium phosphate (DCP)	491	580	511
Ammonia	508	619	475
Urea	511	628	483
Nitric acid	454	468	478
Ammonium nitrate	447	458	490

  3.2 Potash

          We conduct potash operations in Brazil at the parent-company level, with mining concessions of indefinite duration. We have leased Taquari-Vassouras, the only potash mine in Brazil (in Rosario do Catete, in the state of Sergipe), from Petrobras since 1992. In April 2012, we extended the lease for 30 more years. The following table sets forth information on our potash production.

		Production for the year ended December 31,
Mine	Type	2010	2011	2012	Recovery rate
		(thousand metric tons)			(%)
Taquari-Vassouras	Underground	662	625	549	85.9

  3.3 Customers and sales

          All potash sales from the Taquari-Vassouras mine are to the Brazilian market. In 2012, our production represented approximately 6.9% of total potash consumption in Brazil. We have a strong presence and long-standing relationships with the major market participants in Brazil, with more than 60% of our sales generated from four long-term customers.

          Our phosphate products are mainly sold to fertilizer blenders. In 2012, our production represented approximately 34.9% of total phosphate consumption in Brazil, with imports representing 49.9% of total supply. In the high-concentration segment our production supplied more than 33% of total Brazilian consumption, with products like MAP and TSP. In the low-concentration phosphate nutrients segment our production represented approximately 38.2% of total Brazilian consumption, with products like SSP and DCP.

  3.4 Competition

          The industry is divided into three major nutrients: potash, phosphate and nitrogen. There are limited resources of potash around the world, with Canada, Russia and Belarus being the most important sources, each of which having only a few producers. The industry presents a high level of investment and a long time required for a project to mature. In addition, the potash industry is highly concentrated, with the 10 major producers accounting for more than 94% of total world production capacity. While potash is a scarcer resource, phosphate is more available, but all major exporters are located in the northern region of Africa (Morocco, Algeria and Tunisia) and in the United States. The top five phosphate rock producers (China, Morocco, the United States, Russia and Tunisia) account for 76% of global production, of which roughly 10% is exported. However, higher value-added products such as MAP and DAP are usually traded instead of phosphate rock due to cost efficiency.

          Brazil is one of the largest agribusiness markets in the world due to its high production, exports and consumption of grains and biofuels. It is the fourth-largest consumer of fertilizers in the world and one of the largest importers of potash, phosphates, phosphoric acid and urea. Brazil imports 93% of its potash consumption, which amounted to 6.88 Mtpy of KCl (potassium chloride) in 2012, 2.6% lower than 2011, from Canadian, Belarussian, German, Israeli, and Russian producers, in descending order. In terms of global consumption, China, the United States, Brazil and India represent 59% of the total, with Brazil alone representing 16% of the total. Our fertilizer projects are highly competitive in terms of cost and logistics to supply the Brazilian market.

          Most phosphate rock concentrate is consumed locally by downstream integrated producers, with the seaborne market corresponding to 17% of total phosphate rock production. Major phosphate rock exporters are concentrated in North Africa, mainly through state-owned companies, with Moroccan OCP Group holding 34% of the total seaborne market. Brazil imports 50% of the total phosphate nutrients it needs through both phosphate fertilizer products and phosphate rock. The phosphate rock imports supply non-integrated producers of phosphate fertilizer products such as SSP, TSP and MAP.

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

			Our share of capital
Company	Business	Location	Voting	Total	Partners
			(%)
Vale	Railroad (EFVM and EFC), port and maritime terminal operations	Brazil	–	–	–
VLI	Railroad, port, inland terminal and maritime terminal operations. Holding of certain cargo logistics assets	Brazil	100.0	100.0	–
FCA(1)	Railroad operations	Brazil	99.9	99.9	–
FNS(1)	Railroad operations	Brazil	100.0	100.0	–
MRS	Railroad operations	Brazil	46.8	47.6	CSN, Usiminas and Gerdau
CPBS	Port and maritime terminal operations	Brazil	100.0	100.0	–
PTVI PTV	Port and maritime terminal operations	Indonesia	59.2	59.2	Sumitomo, public investors
Vale Logística Argentina	Port operations	Argentina	100.0	100.0	–
CEAR(2)	Railroad	Malawi	43.4	43.4	Portos e Caminhos de Ferro de Moçambique, P.E.
CDN(3)	Railroad and maritime terminal operations	Mozambique	43.4	43.4	Portos e Caminhos de Ferro de Moçambique, P.E.
CLIN	Railroad and port operations	Mozambique	80.0	80.0	Portos e Caminhos de Ferro de Moçambique, P.E.
Vale Logistics Limited	Railroad operations	Malawi	100.0	100.0	–
Transbarge Navigación	Paraná and Paraguay Waterway System (Convoys)	Paraguay	100.0	100.0	–
VNC	Port and maritime terminal operations	New Caledonia	80.5	80.5	Sumic, SPMSC

(1)
Vale controls its interest in FCA and FNS through VLI.
(2)
Vale controls its interest in CEAR through a 85% interest in SDCN.
(3)
Vale controls its interest in CDN through a 85% interest in SDCN.

          We created a subsidiary, VLI S.A. ("VLI"), to hold our general cargo business, including our interests in FCA and FNS, rights to use railroad transportation capacity on our EFVM and EFC railroads and other logistics assets. VLI provides integrated logistics solutions through 10,540 km of railroads (FCA, FNS, EFVM and EFC), four inland terminals with a total storage capacity of 220,000 t and three maritime terminals and ports operations. In 2012, VLI transported a total of 28.1 billion ntk of general cargo, including 14.8 billion ntk from FCA and FNS and 13.3 billion ntk through operational agreements with Vale. We are exploring the possibility of seeking one or more equity investors that would provide outside funding for VLI's capital requirements in exchange for an equity interest in the company. If we pursue such a transaction, we would expect to retain either control or significant influence over VLI.

  4.1.1 Railroads

  Brazil

          Vitória a Minas railroad ("EFVM").    The EFVM railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais to the Tubarão Port, in Vitória, in the Brazilian state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The EFVM railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located in this area and major agricultural regions are also accessible to it. The EFVM railroad has a daily capacity of 342,000 metric tons of iron ore. In 2012, the EFVM railroad carried a total of 74.3 billion ntk of iron ore and other cargo, of which 67.0 billion ntk, or 90%, consisted of cargo transported for customers, including iron ore for Brazilian customers. The EFVM railroad also carried 0.9 million passengers in 2012. In 2012, we had a fleet of 322 locomotives and 19,111 wagons at EFVM.

          Carajás railroad ("EFC").    The EFC railroad links our Northern System mines in the Carajás region in the Brazilian state of Pará to the Ponta da Madeira maritime terminal, in São Luis, in the Brazilian state of Maranhão. We operate the EFC railroad under a 30-year renewable concession, which expires in 2027. EFC extends for 892 kilometers from our Carajás mines to our Ponta da Madeira maritime terminal complex facilities located near the Itaqui Port. Its main cargo is iron ore, principally carried for us. It has a daily capacity of 311,707 metric tons of iron ore. In 2012, the EFC railroad carried a total of 103.3 billion ntk of iron ore and other cargo, 3.5 billion ntk of which was cargo for customers, including iron ore for Brazilian customers. EFC also carried 360,367 passengers in 2012. EFC supports the largest capacity train in Latin America, which measures 3.4 kilometers, weighs 41,640 gross metric tons when loaded and has 330 cars. In 2012, EFC had a fleet of 247 locomotives and 14,975 wagons.

          Ferrovia Centro-Atlântica ("FCA").    Our subsidiary FCA operates the central-east regional railway network of the Brazilian national railway system under a 30-year renewable concession, which expires in 2026. The central east network has 8,023 kilometers of track extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro and Goiás and Brasília, the Federal District of Brazil. It connects with our EFVM railroad near the cities of Belo Horizonte, in the state of Minas Gerais and Vitória, in the state of Espírito Santo. FCA operates on the same track gauge as our EFVM railroad and provides access to the Santos Port in the state of São Paulo. In 2012, the FCA railroad transported a total of 12.4 billion ntk of cargo, essentially all of it for customers. In 2012, FCA had a fleet of 494 locomotives and 10,535 wagons.

          Ferrovia Norte-Sul railroad ("FNS").    We have a 30-year renewable subconcession for the commercial operation of a 720-kilometer stretch of the FNS railroad in Brazil. Since 1989, we have operated a segment of FNS, which connects to the EFC railroad, enabling access to the port of Itaqui, in São Luís, where our Ponta da Madeira maritime terminal is located. A 452-kilometer extension was concluded in December 2008. In 2012, the FNS railroad transported a total of 2.37 billion ntk of cargo for customers. This new railroad creates a new corridor for the transportation of general cargo, mainly for the export of soybeans, rice and corn produced in the center-northern region of Brazil. In 2012, FNS had a fleet of 38 locomotives and 587 wagons.

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

          MRS Logística S.A. ("MRS").    The MRS railroad is 1,643 kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. In 2012, the MRS railroad carried a total of 155.42 million metric tons of cargo, including 68.76 million metric tons of iron ore and other cargo from Vale.

  Argentina

          On August 24, 2010, through our subsidiary Potasio Río Colorado S.A., we executed an agreement with Ferrosur Roca S.A. for partial assignment, subject to governmental approvals, of a 756-kilometer railroad administrative concession. This concession is important to the support of the Rio Colorado potash project, which is currently under review.

  Africa

          We are developing the Nacala Corridor, which will connect Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. In July 2012, our subsidiary Corredor Logístico Integrado de Nacala ("CLIN") entered into two concession agreements with the Government of Mozambique with respect to greenfield railways and a new coal port, which will form part of the Nacala Corridor. In December 2011, our subsidiary Vale Logistics Limited ("VLL") entered into a concession agreement with the Republic of Malawi with respect to a 137-kilometer railroad to be built from Chikwawa to Nkaya Junction in Malawi. These concessions in Malawi and Mozambique will allow for the expansion of Moatize and facilitate the creation of a world-class logistics infrastructure to support our operations in Central and Eastern Africa. We will invest in the capacity expansion of the Nacala Corridor through the rehabilitation of the existing railroads in Mozambique and Malawi, respectively owned by Corredor de Desenvolvimento do Norte S.A. ("CDN") and the Central East African Railway Company Limited ("CEAR"), each a 51%-owned subsidiary of Sociedade de Desenvolvimento Corredor Nacala, SA ("SCDN"). We will also invest in the construction of railway links from Moatize to a new deep water maritime terminal to be built in Nacala-à-Velha through CLIN. We continue to consider partnerships for the utilization and potential future development of the Nacala Corridor.

  4.1.2 Ports and maritime terminals

  Brazil

          We operate a port and maritime terminals principally as a means to complete the delivery of our iron ore and iron ore pellets to bulk carrier vessels serving the seaborne market. See Bulk materials—Iron ore pellets—Operations. We also use our port and terminals to handle customers' cargo. In 2012, 10% of the cargo handled by our port and terminals represented cargo handled for customers.

          Tubarão Port.    The Tubarão Port, which covers an area of 18 square kilometers, is located near the Vitória Port in the Brazilian state of Espírito Santo and contains three maritime terminals that we operate: (i) an iron ore maritime terminal, (ii) Praia Mole Terminal and (iii) Terminal de Produtos Diversos.

  •
  The iron ore maritime terminal has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 400,000 DWT at a time, limited at 20 meters draft plus tide. In Pier I there are two ship loaders, which can load up to a combined total of 26,700 metric tons per hour. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour. In 2012, 102.6 million metric tons of iron ore and iron ore pellets were shipped through the terminal for us. The iron ore maritime terminal has a stockyard capacity of 3.4 million metric tons.

  •
  Praia Mole terminal is principally a coal terminal and handled 9.2 million metric tons in 2012. See Additional information—Legal proceedings.

  •
  Terminal de Produtos Diversos handled 6.8 million metric tons of grains and fertilizers in 2012.

          Ponta da Madeira maritime terminal.    The Ponta da Madeira maritime terminal is located near the Itaqui Port in the Brazilian state of Maranhão. Pier I can accommodate vessels of up to 420,000 DWT and has a maximum loading rate of 16,000 tons per hour. Pier II can accommodate vessels of up to 155,000 DWT and has a maximum loading rate of 8,000 tons per hour. Pier III, which has two berths and three shiploaders, can accommodate vessels of up to 220,000 DWT at the south berth and 180,000 DWT at the north berth and has a maximum loading rate of 8,000 metric tons per hour in each shiploader. Pier IV (south berth) will be able to accommodate vessels of up to 420,000 DWT and will have a maximum loading rate of 16,000 tons per hour. Cargo shipped through our Ponta da Madeira maritime terminal consists principally of our own iron ore production. Other cargo includes manganese ore produced by us and pig iron and soybeans for unrelated parties. In 2012, 105.35 million metric tons of iron ore were handled through the terminal. The Ponta da Madeira maritime terminal has a stockyard capacity of 6.2 million metric tons, which will be expanded to 7.4 million metric tons.

          Itaguaí maritime terminal—Cia. Portuária Baía de Sepetiba ("CPBS").    CPBS is a wholly-owned subsidiary that operates the Itaguaí terminal, in the Sepetiba Port, in the Brazilian state of Rio de Janeiro. Itaguaí's maritime terminal has a pier that allows the loading of ships up to 18 meters of draft and approximately 200,000 DWT of capacity. In 2012, the terminal uploaded 22.9 million metric tons of iron ore.

          Guaíba Island maritime terminal.    We operate a maritime terminal on Guaíba Island in the Sepetiba Bay, in the Brazilian state of Rio de Janeiro. The iron ore terminal has a pier that allows the loading of ships of up to 350,000 DWT. In 2012, the terminal uploaded 39.7 million metric tons of iron ore.

          Inácio Barbosa maritime terminal ("TMIB").    We operate the Inácio Barbosa maritime terminal, located in the Brazilian state of Sergipe. The terminal is owned by Petrobras. Vale and Petrobras are parties to an agreement , which provides for the operation of this terminal by Vale until December 2013. The parties are currently negotiating the extension of this agreement. In 2012, 1.1 million metric tons of petroleum coke, fertilizers and agricultural products were shipped through TMIB.

          Santos maritime terminal ("TUF").    We operate a maritime terminal in Santos, in the Brazilian state of São Paulo. The terminal has a pier that is equipped to receive ships of up to 67,000 DWT. In 2012, the terminal handled 2.6 million metric tons of ammonia and bulk solids, in line with 2011.

  Argentina

          Vale Logística Argentina S.A. ("Vale Logística Argentina") operates a terminal at the San Nicolas port located in the province of Buenos Aires, Argentina, where Vale Logística Argentina has a permit to use a stockyard of 20,000 square meters until October 2016 and an agreement with third parties for an extra stockyard of 27,000 square meters. We handled 1.7 million metric tons of iron and manganese ore through this port in 2012, which came from Corumbá, Brazil, via the Paraguay and Paraná rivers, for shipment to Asian and European markets. The loading rate of this port is 15,000 tons per day and the unloading rate is 11,000 tons per day.

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

  New Caledonia

          We own and operate a port in Prony Bay, Province Sud, New Caledonia. This port has three terminals, including a passenger ferry terminal able to berth two ships up to 50m long, a dry bulk wharf where vessels of up to 55,000 DWT can unload at a rate of 10,000 tons per day and a general cargo wharf where vessels up to 215m long can berth. The general cargo wharf can move containers at a rate of 10 per hour and liquid fuels (LPG, HFO, Diesel) at a rate of 600 cubic meters per hour, and break-bulk. The port's container yard, covering an area of approximately 13,000 square meters, can receive up to 800 units. A bulk stockyard is linked to the port by a conveyor and has a storage capacity of 90,000 tons of limestone, 95,000 tons of sulfur, and 60,000 tons of coal.

  4.1.3 Shipping

          We continue to develop and operate a low-cost fleet of vessels, comprised of our own ships and ships hired pursuant to medium and long-term contracts, to support our bulk materials business. At the end of 2012, 25 of our vessels were in operation, including 11 Valemax vessels, with a capacity of 400,000 DWT each, and 14 vessels of Capesize capacity and over, with capacities ranging from150,000 to 250,000 DWT. We also leased 10 Valemax vessels under long-term contracts. We expect the delivery of eight more owned and six more leased Valemax vessels from Chinese and Korean shipyards in 2013. To support our iron ore delivery strategy, Vale owns and operates a floating transfer station at Subic Bay, Philippines that transfers iron ore from VLOCs to smaller vessels that deliver the cargo to its destinations. We expect this service to enhance our ability to offer our iron ore products in the Asian market at competitive prices and to increase our market share in China and the global seaborne market. In 2012, we shipped 121.5 million metric tons of iron ore and pellets on a CFR basis.

          In August 2012, we sold 10 large ore carriers to Polaris for US$600 million. These vessels were purchased by Vale in 2009 and 2010 and converted from oil tankers into ore carriers, each with a capacity of approximately 300,000 DWT, in order for Vale to have at its disposal a fleet of vessels dedicated to the transport of iron ore to its customers. The vessels sold were chartered back by Vale from Polaris under long-term charter contracts, which preserves Vale's capacity for maritime transportation of iron ore without ownership and operational risks.

          In the Paraná and Paraguay waterway system, we transport iron ore and manganese ores through our subsidiary Transbarge Navigación, which transported 1.0 million tons through the waterway system in 2012, and our subsidiary Vale Logística Argentina, which loaded 1.0 million tons of ore at San Nicolas port into ocean-going vessels in 2012. In 2010, we also purchased two new convoys (two pushers and 32 barges) that will begin operations in 2013.

          We operate a fleet of 24 tug boats in maritime terminals in Brazil, specifically in Vitória (in the state of Espírito Santo), Trombetas and Vila do Conde (in the state of Pará), São Luís (in the state of Maranhão), Mangaratiba (in the state of Rio de Janeiro) and Aracaju (in the state of Sergipe).

  4.1.4 Energy

          We have developed our energy assets based on the current and projected energy needs of our operations, with the goal of reducing our energy costs and minimizing the risk of energy shortages.

  Brazil

          Energy management and efficient supply in Brazil are priorities for us, given the uncertainties associated with changes in the regulatory environment and the risk of rising electricity prices. In 2012, our installed capacity in Brazil was 1.1 GW. We use the electricity produced by these plants for our internal consumption needs. We currently have nine hydroelectric power plants and four small hydroelectric power plants in operation. The hydroelectric power plants of Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I, Capim Branco II and Machadinho are located in the Southeastern and Southern regions, and Estreito is located in the Northern region.

          In June 2011, we acquired a 9% stake in Norte Energia S.A. ("Norte Energia"), the company established to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará. Our equity stake at Norte Energia gives us the right to purchase 9% of the electricity generated by the plant.

  Canada

          In 2012, our wholly-owned and operated hydroelectric power plants in Sudbury generated 11% of the electricity requirements of our Sudbury operations. The power plants consist of five separate generation stations with an installed generator nameplate capacity of 56 MW. The output of the plants is limited by water availability, as well as by constraints imposed by a water management plan regulated by the provincial government of Ontario. Over the course of 2012, average demand for electrical energy was 196 MW to all surface plants and mines in the Sudbury area.

          In 2012, diesel generation provided 100% of the electric requirements of our Voisey's Bay operations. We have six diesel generators on-site, of which normally only four are in operation, producing 12 MW.

  Indonesia

          Energy costs are a significant component of our nickel production costs for the processing of lateritic saprolitic ores at PTVI operations in Indonesia. A major portion of PTVI's electric furnace power requirements is supplied at a low cost by its three hydroelectric power plants on the Larona River: (i) the Larona plant, which has an average generating capacity of 165 MW, (ii) the Balambano plant, which has an average capacity of 110 MW and (iii) the Karebbe plant, with 90 MW of average generating capacity. The Karebbe plant helps reduce production costs by substituting oil used for power generation with hydroelectric power, reduce CO2 emissions by replacing non-renewable power generation, and enables us to increase our current nickel production capacity in Indonesia.

5.    Other investments

          We own a 50.0% stake in California Steel Industries, Inc. ("CSI"), a producer of flat-rolled steel and pipe products located in the United States. The remainder is owned by JFE Steel. CSI's annual production capacity is approximately 2.8 million metric tons of flat rolled steel and pipe. We have a 26.9% stake in the ThyssenKrupp Companhia Siderúrgica do Atlântico ("TKCSA") integrated steel slab plant in the Brazilian state of Rio de Janeiro. The plant started operations during the third quarter of 2010, and produced 3.4 Mt in 2012. The plant will ultimately have a production capacity of 5.0 Mtpy and will consume 8.5 million metric tons of iron ore and iron ore pellets per year, supplied exclusively by Vale. We are also involved in three other steel projects in Brazil, Companhia Siderúrgica do Pecém ("CSP"), which was already approved by our Board of Directors, as well as Aços Laminados do Pará ("Alpa") and Companhia Siderúrgica Ubu ("CSU"), which are both in earlier stages of development.

          We own 31.3% of Log-In, which conducts intermodal logistics services. Log-In offers port handling and container transportation services by sea as well as container storage. It operates owned and chartered ships for coastal shipping, a container terminal (Terminal Vila Velha—TVV) and multimodal terminals. In 2012, Log-In's coastal shipping service transported 198.565 twenty-foot equivalent units ("teus") and TVV handled 267.510 teus.

          We also have an onshore and offshore hydrocarbon exploration portfolio in Brazil, which is currently under review.

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

          We periodically revise our reserve estimates when we have new geological data, economic assumptions or mining plans. During 2012, we performed an analysis of our reserve estimates for certain projects and operations, which is reflected in new estimates as of December 31, 2012. Reserve estimates for each operation assume that we either have or will obtain all of the necessary rights and permits to mine, extract and process ore reserves at each mine. For some of our operations, the projected exhaustion date includes stockpile reclamation that occurs after mining has ceased. Where we own less than 100% of the operation, reserve estimates have not been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to reserves and reserve estimates, see Risk factors.

          Our reserve estimates are based on certain assumptions about future prices. We have determined that our reported reserves could be economically produced if future prices for the products identified in the following table were equal to the three-year average historical prices through December 31, 2012. For this purpose, we used the three-year historical average prices set forth in the following table.

Commodity	Three-year average historical price	Pricing source
	(US$ per metric ton, unless otherwise stated)
Iron ore(1):
Lump ore—Midwestern System	80.92	Average realized price
Pellet—Samarco(2)	175.74	Average realized price
Pellet feed—Southeastern System	125.51	Average realized price
Pellet feed—Southern System	109.60	Average realized price
Sinter feed—Northern System	117.77	Average realized price
Sinter feed—Southeastern System	114.65	Average realized price
Sinter feed—Southern System	109.50	Average realized price
Coal:
Metallurgical—Moatize	211.74	Medium volatile hard coking coal FOB Queensland (source: Platts)
Metallurgical—Integra underground	160.96	Average realized semi hard coking coal price
Metallurgical—Integra open cut	143.54	Average semi soft coking coal realized price
Metallurgical—Carborough Downs	218.12	Average hard coking coal realized price
Metallurgical—Isaac Plains	168.26	Average semi hard coking coal realized price
PCI—Carborough Downs	169.20	Average PCI realized price
PCI—Isaac Plains	141.88	Average PCI realized price
Thermal—Integra open cut	92.52	Average thermal realized price
Thermal—Isaac Plains	94.99	Average thermal realized price
Base metals:
Nickel(3)	20,746	Average realized price
Copper	8,102	Average realized price
Nickel by-products:
Platinum	1,649.83/ t oz	Average realized price
Palladium	702.63/ t oz	Average realized price
Gold	1,591.50/ t oz	Average realized price
Cobalt(3)	15.66/ lb	99.3% low cobalt metal (source: Metal Bulletin)
Fertilizer nutrients:
Phosphate	165	Average benchmark price for phosphate concentrate, FOB Morocco (source: Fertilizer Week)
Potash	429	Average benchmark price for potash, FOB Vancouver (source: Fertilizer Week)
Other:
Manganese lump ore	203.72	Average realized price
Manganese sinter feed	179.35	Average realized price

(1)
Prices on an FOB Brazil basis.
(2)
US$ per dry metric ton of iron ore pellets is used for pricing at Samarco, and we have adopted that pricing measure for Samarco's average historical prices.
(3)
Premiums (or discounts) are applied to the nickel and cobalt spot prices at certain operations to derive realized prices. These premiums (or discounts) are based on product form, long-term contracts, packaging and market conditions.

Iron ore reserves

          The following tables set forth our iron ore reserves and other information about our iron ore mines. Total iron ore reserves increased 11% from 2011 to 2012, reflecting updated geological and reserve models to incorporate new drilling data for deposits at João Pereira, Abóboras, Capitão do Mato and Samarco (Alegria Norte/Centro and Alegria Sul), which more than offset mining depletion. In addition, we are disclosing reserves at Germano (Samarco) for the first time.

	Summary of total iron ore reserves(1)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System	2,050.1	49.1	1,268.1	49.0	3,318.3	49.1	3,508.3	49.4
Southern System	2,440.6	46.1	2,994.8	43.8	5,435.4	44.8	4,210.1	47.8
Midwestern System	7.2	62.7	26.4	62.1	33.6	62.2	34.9	62.2
Northern System	4,841.0	66.7	2,437.2	66.6	7,278.2	66.7	7,382.7	66.7

Vale Total	9,339.0	57.4	6,726.5	53.1	16,065.5	55.6	15,135.9	57.4

Samarco(2)	1,894.0	40.2	1,082.5	38.9	2,976.5	39.7	2,029.4	41.2

Total	11,233.0	54.5	7,809.0	51.1	19,042.0	53.1	17,165.3	55.5

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture content: Southeastern System 4%; Southern System 5%; Midwestern System 3%; Northern System 6%; and Samarco 6%. Grade is % of Fe.
(2)
Reserves of Samarco's Alegria iron ore mines. Our equity interest in Samarco is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.

	Iron ore reserves per mine in the Southeastern System(1)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Itabira site
Conceição	503.5	45.9	104.1	47.7	607.5	46.3	630.5	46.4
Minas do Meio	217.9	51.7	77.8	48.3	295.7	50.8	317.4	50.9
Minas Centrais site
Água Limpa(2)	25.0	42.1	8.0	42.3	33.0	42.2	44.2	41.9
Gongo Soco	–	–	–	–	–	–	50.8	66.6
Brucutu	227.8	50.7	273.6	48.5	501.4	49.5	535.7	49.8
Apolo	292.4	57.4	339.7	55.1	632.1	56.1	632.1	56.1
Mariana site
Alegria	131.7	48.7	26.1	46.3	157.8	48.3	166.5	48.7
Fábrica Nova	425.5	45.3	345.5	44.0	770.9	44.7	800.1	45.0
Fazendão	226.4	49.8	93.4	50.1	319.8	49.9	330.9	49.9

Total Southeastern System	2,050.1	49.1	1,268.1	49.0	3,318.3	49.1	3,508.3	49.4

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture content: Itabira site 2%; Minas Centrais site 7%; Mariana site 4%. Grade is % of Fe. Approximate drill hole spacings used to classify the reserves were: 100m × 100m to proven reserves and 200m × 200m to probable reserves.
(2)
Vale's equity interest in Água Limpa is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.

	Iron ore reserves per mine in the Southern System(1)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Minas Itabiritos site
Segredo	150.7	51.7	98.5	44.4	249.2	48.8	294.3	49.8
João Pereira	670.9	41.2	340.3	40.9	1,011.2	41.1	517.4	41.8
Sapecado	342.0	46.0	208.0	42.9	550.0	44.8	563.0	45.0
Galinheiro	563.1	45.4	410.5	43.8	973.6	44.7	980.9	44.7
Vargem Grande site
Tamanduá	58.8	60.3	353.5	47.5	412.3	49.4	489.3	52.7
Capitão do Mato	238.1	52.0	960.0	45.4	1,198.1	46.7	747.5	51.8
Abóboras	320.2	42.1	604.4	40.2	924.6	40.8	440.8	44.4
Paraopeba site
Jangada	29.5	66.8	13.6	66.3	43.1	66.6	48.1	66.7
Córrego do Feijão	–	–	–	–	–	–	30.7	66.6
Capão Xavier	67.3	65.1	6.0	64.2	73.3	65.0	81.2	65.0
Mar Azul	–	–	–	–	–	–	16.8	58.1

Total Southern System	2,440.6	46.1	2,994.8	43.8	5,435.4	44.8	4,210.1	47.8

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine. Grade is % of Fe, based on the following moisture content: Minas Itabiritos site 5%; Vargem Grande site 5%; Paraopeba site 4%. Approximate drill hole spacings used to classify the reserves were: 100m × 100m to proven reserves and 200m × 200m to probable reserves.

	Iron ore reserves per mine in the Midwestern System(1)(2)(3)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Urucum	7.2	62.7	26.4	62.1	33.6	62.2	34.9	62.2

Total Midwestern System	7.2	62.7	26.4	62.1	33.6	62.2	34.9	62.2

(1)
The Midwestern System is comprised of the Urucum and Corumbá mines.
(2)
We are conducting a review of Corumbá's reserve model.
(3)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture content: 3%. Grade is % of Fe. Approximate drill hole spacings used to classify the reserves were: 70m × 70m to proven reserves and 140m × 140m to probable reserves.

	Iron ore reserves per mine in the Northern System(1)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Serra Norte site
N4W	1,128.4	66.5	277.1	66.1	1,405.5	66.5	1,446.2	66.5
N4E	258.2	66.5	86.9	66.0	345.1	66.4	364.2	66.4
N5	265.6	67.0	715.0	67.3	980.6	67.2	1,025.3	67.2
Serra Sul
S11	3,045.8	66.8	1,193.7	66.7	4,239.6	66.7	4,239.6	66.7
Serra Leste
SL1	143.0	65.7	164.4	65.1	307.4	65.4	307.4	65.4

Total Northern System	4,841.0	66.7	2,437.2	66.6	7,278.2	66.7	7,382.7	66.7

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

	Iron ore reserves per Samarco(1)(2)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Samarco
Alegria Norte/Centro	1,073.8	42.1	706.7	40.2	1,780.5	41.4	1,229.3	42.5
Alegria Sul	761.4	37.6	354.4	36.2	1,115.8	37.1	800.1	39.1
Germano	58.8	39.7	21.4	39.8	80.2	39.8	–	–

Total Samarco	1,894.0	40.2	1,082.5	38.9	2,976.5	39.7	2,029.4	41.2

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine based on the following moisture content: 7%. Grade is % of Fe. Approximate drill hole spacings used to classify the reserves were: Alegria Norte/Centro, 150m × 100m to proven reserves and 200m × 300m to probable reserves; Alegria Sul, 100m × 100m to proven reserves and 200m × 200m to probable reserves.
(2)
Vale's equity interest in Samarco mines is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.

	Southeastern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Itabira site
Conceição	Open pit	1957	2025	100.0
Minas do Meio	Open pit	1976	2022	100.0
Minas Centrais site
Água Limpa	Open pit	2000	2016	50.0
Brucutu	Open pit	1994	2023	100.0
Apolo	Open pit	–	2038	100.0
Mariana site
Alegria	Open pit	2000	2024	100.0
Fábrica Nova	Open pit	2005	2034	100.0
Fazendão	Open pit	1976	2044	100.0

	Southern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Minas Itabiritos site
Segredo	Open pit	2003	2047	100.0
João Pereira	Open pit	2003	2046	100.0
Sapecado	Open pit	1942	2037	100.0
Galinheiro	Open pit	1942	2036	100.0
Vargem Grande site
Tamanduá	Open pit	1993	2039	100.0
Capitão do Mato	Open pit	1997	2058	100.0
Abóboras	Open pit	2004	2050	100.0
Paraopeba site
Jangada	Open pit	2001	2017	100.0
Capão Xavier	Open pit	2004	2018	100.0

	Midwestern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Urucum	Open pit	1994	2029	100.0

	Northern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Serra Norte
N4W	Open pit	1994	2032	100.0
N4E	Open pit	1984	2028	100.0
N5	Open pit	1998	2034	100.0
Serra Sul
S11	Open pit	–	2064	100.0
Serra Leste
SL1	Open pit	–	2065	100.0

	Samarco iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Samarco
Alegria Norte/Centro	Open pit	2000	2053	50.0
Alegria Sul	Open pit	2000	2053	50.0
Germano	Open pit	–	2037	50.0

Manganese ore reserves

          No new manganese ore reserves were added in 2012. The operating lifetime and projected exhaustion date of the manganese mines are shown below. The exhaustion date for Urucum mine was extended to 2024 after taking into account the new mining plan, and the exhaustion date for Morro da Mina was extended to 2053 based on the actual production level going forward.

	Manganese ore reserves(1)(2)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Azul	33.9	40.3	8.1	39.5	42.0	40.2	45.4	40.5
Urucum	0.0	0.0	5.9	45.1	5.9	45.1	6.2	45.1
Morro da Mina	8.76	25.3	5.8	24.8	14.6	25.1	14.8	25.1

Total	42.7	37.3	19.8	36.9	62.5	37.1	66.5	37.5

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine. Grade is % of Mn.
(2)
The average moisture of the manganese ore reserves is: Azul (16.2%), Urucum (4.2%), Morro da Mina (3.4%).

	Manganese ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Azul	Open pit	1985	2022	100.0
Urucum	Underground	1976	2024	100.0
Morro da Mina	Open pit	1902	2053	100.0

Coal reserves

          Our coal reserve estimates have been provided on an in-place material basis after adjustments for mining depletion, moisture content, anticipated mining losses and dilution, but excluding any adjustment for losses associated with beneficiation of raw coal mined to meet saleable product requirements. Some of our coal reserve estimates were prepared by the following independent consultants: IMC Mining Services (Integra Coal—Open Cut and Integra—Underground) and Echelon Mining services (Isaac Plains), each of which has consented to the inclusion of these estimates herein.

	Coal ore reserves(1)(2)
	Coal type	Proven – 2012	Probable – 2012	Total – 2012		Total – 2011
		(tonnage)		(tonnage)	(calorific value)	(tonnage)	(calorific value)
Integra Coal:
Integra Open-cut(3)(4)	Metallurgical & thermal	16.4	4.6	21	30.1	24.8	29.9
Integra Underground—Middle Liddell Seam	Metallurgical	3.1	5.6	8.7	–	10.7	–
Integra Underground—Hebden Seam	Metallurgical	–	30.8	30.8	–	30.8	–

Total Integra Coal		19.5	41.0	60.5		66.3

Carborough Downs—Underground(5)	Metallurgical & PCI	25.6	1.9	27.5	31.2 (PCI)	40.3	31.7 (PCI)
Isaac Plains North Open Cut	Metallurgical, PCI & thermal	14.3	1.2	15.5	30.1 (PCI)	18.6	31.0 (PCI)
					28.3 (thermal)		27.8 (thermal)
El Hatillo	Thermal	–	–	–	(thermal)	46.7	25.8
Moatize(6)	Metallurgical & thermal l	300.4	1,198.2	1,498.6	25.9	951.9	27.2

Total		359.8	1,242.3	1,602.1		1,123.8

(1)
Tonnage is stated in millions of metric tons. Reserves are reported on a variable basis in regard to moisture: Integra Open Cut on ROM estimated basis, Integra Underground on ROM estimated basis, Carborough Downs on air dried basis, and Isaac Plains North on in-situ estimated basis + 2%.Moatize is reported on in situ 6.5% moisture basis. Calorific value of product coal derived from beneficiation of ROM coal is typically stated in MJ/kg. Calorific value is used in marketing thermal and PCI coals.
(2)
The reserves stated above by deposit are on a 100% shareholding basis. Vale's ownership interest in accordance with the table below should be used to calculate the portion of reserves directly attributable to Vale.
(3)
We determined the calorific value based on a theoretical ash versus calorific value curve.
(4)
ROM moisture has been adjusted upwards year on year from 5.5% to 7.0%.
(5)
In calculating reserves, gas drainage is assumed to have been completed in accordance with the mine plan. Reduced reserves reflect the omission of certain blocks and related development as a result of adverse economic conditions.
(6)
In early 2013, the Mozambican authorities approved a new land use license that effectively reduces the area available for future mining works and consequently will limit our reserves. We are evaluating the impact but expect a reduction of 10% to 20% in our reported reserves at Moatize.

          Reserves at Integra Open Cut, the Middle Liddell Seam for Integra Underground, Carborough Downs and Isaac Plains decreased in 2012 due to mining depletion. Reserves for the Hebden Seam for Integra Underground remained the same. Total Moatize ROM reserves increased 57% from 2011 to 2012 reflecting updated geological models, which incorporated new drilling data, and revised mining lay-outs. However, its life of mine decreased consistently with the planned production expansion from Moatize II. The sale of Colombian thermal coal assets explains the remaining yearly change in coal reserves.

	Coal mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Integra Coal:
Open-cut	Open pit	1991	2019	61.2
Middle Liddell Seam	Underground	1999	2016	61.2
Hebden Seam	Underground	–	2027	61.2
Carborough Downs	Underground	2006	2020	85.0
Isaac Plains	Open pit	2006	2019	50.0
Moatize	Open pit	2011	2042	95.0

Nickel ore reserves

          Our nickel reserve estimates are of in-place material after adjustments for mining depletion and mining losses (or screening and drying in the cases of PTVI and VNC) and recoveries, with no adjustments made for metal losses due to processing.

	Nickel ore reserves(1)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	57.8	1.19	40.1	1.12	97.9	1.16	105.4	1.18
Thompson	6.2	1.93	19.4	1.69	25.6	1.74	27.5	1.75
Voisey's Bay	16.3	2.78	3.2	0.67	19.5	2.43	21.8	2.50
Indonesia
PTVI	65.8	1.84	39.1	1.70	104.8	1.78	109.4	1.79
New Caledonia
VNC	101.3	1.34	21.2	1.89	122.5	1.44	126.8	1.44
Brazil
Onça Puma	47.2	1.73	35.2	1.23	82.4	1.52	82.9	1.52

Total	294.6	1.58	158.2	1.45	452.7	1.53	473.8	1.54

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of nickel.

          In Canada, reserves at our Sudbury operations decreased primarily due to mining depletion and changes to our mining plans at Creighton Mine, Copper Cliff Mine and Totten Project. Reserves at our Thompson and Voisey's Bay operations decreased due to mining depletions. Reserves at PTVI decreased as a result of mining depletion and minor changes to our mining plans, while revisions to ore models and pit designs partially offset these losses. Mineral reserves at VNC changed slightly from 2011 due to a new plant production schedule and minor mining depletions. Reserves at Onça Puma decreased marginally due to mining depletions.

	Nickel ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2040	100.0
Thompson	Underground	1961	2026	100.0
Voisey's Bay	Open pit	2005	2023	100.0
Indonesia
PTVI	Open pit	1977	2035	59.2
New Caledonia
VNC	Open pit	2011	2042	80.5
Brazil
Onça Puma	Open pit	2011	2048	100.0

Copper ore reserves

          Our copper reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Copper ore reserves(1)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	57.8	1.55	40.1	1.37	97.9	1.48	105.4	1.51
Voisey's Bay	16.3	1.56	3.2	0.37	19.5	1.36	21.8	1.39
Brazil
Sossego	132.62	0.81	18.06	0.69	150.68	0.79	154.1	0.81
Salobo	636.75	0.77	485.8	0.66	1,122.6	0.72	1,112.8	0.69

Total	843.47	0.85	547.16	0.71	1,390.7	0.79	1,394.1	0.78

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of copper.

          In Canada, our copper ore reserve estimates decreased for the same reasons discussed above in connection with nickel reserves, since these deposits are polymetallic. In Brazil, reserves at Sossego have decreased from last year due to mine depletions, partially offset by new drilling results that increased the mineral reserves and changes on pit optimization parameters. The increase of reserves at Salobo is due to an updated resource estimation, pit optimization parameters and changes on life of mining plan. The Salobo mine is currently ramping up.

	Copper ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2040	100.0
Voisey's Bay	Open pit	2005	2023	100.0
Brazil
Sossego	Open pit	2004	2023	100.0
Salobo	Open pit	2012	2043	100.0

PGMs and other precious metals reserves

          We expect to recover significant quantities of precious metals as by-products of our Sudbury operations, Sossego and Salobo. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Precious metals reserves(1)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury
Platinum	57.8	0.7	40.1	1.1	97.9	0.8	105.4	0.8
Palladium	57.8	0.9	40.1	1.2	97.9	1.0	105.4	1.1
Gold	57.8	0.3	40.1	0.4	97.9	0.4	105.4	0.4
Brazil
Sossego
Gold	132.62	0.24	18.06	0.19	150.68	0.23	154.1	0.2
Salobo
Gold	636.75	0.42	485.8	0.32	1,122.6	0.38	1,112.8	0.43

Total—Gold	942.8	0.43	624.2	0.43	1,567.0	0.43	1,583.1	0.47

(1)
Tonnage is stated in millions of dry metric tons. Grade is grams per dry metric ton.

          In Sudbury our mineral reserve estimates for platinum, palladium and gold decreased for the reasons discussed above in connection with nickel reserves. In Brazil, reserves at Sossego and Salobo have decreased from last year, both in line with changes in copper reserves mentioned above.

	Precious metals mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2040	100.0
Brazil
Sossego	Open pit	2004	2023	100.0
Salobo	Open pit	2012	2043	100.0

Cobalt ore reserves

          We expect to recover significant quantities of cobalt as a by-product of our Canadian operations and from the VNC project. Our cobalt reserve estimates are of in-place material after adjustments for mining depletion and mining losses (or screening in the case of VNC) and recoveries, with no adjustments made for metal losses due to processing.

	Cobalt ore reserves(1)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	57.8	0.04	40.1	0.03	97.9	0.04	105.4	0.04
Voisey's Bay	16.3	0.13	3.2	0.03	19.5	0.12	21.8	0.12
New Caledonia
VNC	101.3	0.12	21.2	0.08	122.5	0.11	126.8	0.11

Total	175.4	0.09	64.5	0.05	239.9	0.08	254.0	0.08

(1)
Tonnage is stated in millions of metric tons. Grade is % of cobalt.

          Our cobalt reserve estimates decreased in 2012 for the reasons discussed above in connection with nickel reserves.

	Cobalt ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2040	100.0
Voisey's Bay	Open pit	2005	2023	100.0
New Caledonia
VNC	Open pit	2011	2042	80.5

Phosphate reserves

          Our phosphate reserve estimates are of in-place material after adjustments for mining dilution, with no adjustments made for process recovery. The decrease in our phosphate reserve estimates reflects mine production and sales in 2012.

	Phosphate reserves(1)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Bayóvar	223.5	17.2	1.9	15.9	225.4	17.2	230.9	17.2
Catalão	49.5	10.6	8.4	10.3	57.9	10.6	60.5	10.3
Tapira	245.6	7.2	445.6	6.7	691.2	6.8	717.3	6.7
Araxá	133.2	11.7	5.4	9.2	138.6	11.6	147.5	11.6
Cajati	72.5	5.6	47.5	4.6	120.0	5.2	125.4	5.1
Salitre	0	0	205.7	11.4	205.7	11.4	205.7	11.4

Total	724.3	11.2	714.5	8.0	1,438.8	9.58	1487.3	9.48

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of P2O5.

	Phosphate rock ore mine
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Bayóvar	Open pit	2010	2037	40.0(1)
Catalão	Open pit	1982	2020	100.0
Tapira	Open pit	1979	2054	100.0
Araxá	Open pit	1977	2027	100.0
Cajati	Open pit	1970	2035	100.0
Salitre	Open pit	–	2033	100.0

(1)
Vale holds 51% of the voting capital and 40% of the total capital of MVM Resources International, B.V., the entity that controls Bayóvar.

Potash ore reserves

          Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. We have not included our Rio Colorado potash project in proven and probable reserves, based on the circumstances of the project under current conditions. See Significant changes in our business. The Rio Colorado project is currently under review.

	Potash ore reserves (1)
	Proven – 2012		Probable – 2012		Total – 2012		Total – 2011
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Taquari-Vassouras	6.8	28.0	3.0	28.0	9.8	28.0	11.5	28.0
Rio Colorado	–	–	–	–	–	–	360.8	34.2

Total	6.8	28.0	3.0	28.0	9.8	28.0	372.3	34.0

(1)
Tonnage is before processing recovery.

	Potash ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Taquari-Vassouras(1)	Underground	1986	2016	100.0

(1)
We have a 30-year lease with Petrobras, which was signed in 2012.

CAPITAL AND R&D EXPENDITURES

          We have an extensive program of investments in the organic growth of our businesses. The figures discussed in this section are for capital expenditures and research and development (R&D) expenses, which include mineral exploration and conceptual, pre-feasibility and feasibility studies, as well as development of new processes, technological innovation and adaptation.

          During 2012, we made capital and R&D expenditures and other investments of US$17.729 billion, of which US$11.580 billion was organic growth, US$4.616 billion was invested in maintaining existing operations and US$1.533 billion was for R&D. The 2013 investment budget approved by our Board of Directors is US$10.126 billion for project execution, US$5.117 billion for sustaining existing operations and US$1.053 billion for R&D, which is comprised of US$382 million for mineral exploration, US$465 million for conceptual, pre-feasibility and feasibility studies and US$206 million to be invested in new processes, technological innovation and adaptation. Compared to the 2012 investment budget, the amount allocated in 2013 for project execution decreased by 22%, sustaining existing operations by 16% and R&D by 55%, reflecting a stricter discipline in capital allocation, a stronger focus on maximizing efficiency and minimizing costs and a future project pipeline that is smaller, but with higher potential to generate substantial value for our shareholders.

          R&D expenses are recognized in the income statement when they are incurred, while capital expenditures are generally capitalized and then depreciated over the useful lives of the related assets. Investors seeking to compare the funds we generate with our funding requirements should bear that in mind.

          A large part of the capital expenditure budget will be invested in Brazil (63.1%) and in Canada (14.4%). The remainder was allocated to investments in Australia, China, Indonesia, Malaysia, Malawi, Mozambique, New Caledonia, and Peru, among other countries.

	2011 expenditures	2012 expenditures	2013 budget
	(US$ million)	(US$ million)	(US$ million)	(% of total)
Project execution	11,684	11,580	10,126	62.1
Investments to sustain existing operations	4,568	4,616	5,117	31.4
Research and development	1,742	1,533	1,053	6.5

Total	US$17,994	US$17,729	US$16,296	100.0%

          The following table summarizes by major business area the breakdown of our capital and R&D expenditures in 2011 and 2012 and our investment budget for 2013.

	2011		2012		2013 budget
	(US$ million)	(% of total)	(US$ million)	(% of total)	(US$ million)	(% of total)
Ferrous minerals	9,049	50.3	8,453	47.7	7,650	46.9
Coal	1,197	6.7	1,252	7.1	1,735	10.6
Base metals	4,082	22.7	4,179	23.6	3,783	23.2
Fertilizer nutrients	1,347	7.5	1,981	11.2	1,331	8.2
Logistics for general cargo(1)	446	2.5	600	3.4	532	3.3
Energy	820	4.6	388	2.2	271	1.7
Steel	460	2.6	366	2.1	520	3.2
Other	592	3.3	511	2.9	475	2.9

Total	US$17,994	100.0%	US$17,729	100.0%	US$16,296	100.0%

(1)
Investments in logistics dedicated to a particular business segment are included with that segment in our capital expenditure data.

          Vale is developing a focused organic growth portfolio, with fewer projects but with higher expected rates of return. Our main initiatives are responsible for 70% of the US$10.126 billion budgeted for project execution in 2013. These programs include:

  •
  the Carajás expansion of our top-quality integrated iron ore operations in the Northern System;

  •
  the Itabiritos projects, involving capacity replacement, increase and quality improvement in the iron ore from the Southern/Southeastern Systems;

  •
  the expansion of our global logistics distribution network of distribution centers, floating transfer stations, ships and barges;

  •
  the construction and ramp-up of our world-class integrated Moatize/Nacala coal operations;

  •
  the Salobo project, which increases our exposure to copper and gold; and

  •
  the Long Harbour integrated nickel hydrometallurgical processing plant, with cleaner and more efficient operations than our conventional processing facilities.

          The following table sets forth total expenditures in 2012 for our main investment projects and expenditures budgeted for those projects in 2013, together with estimated total expenditures for each project and the estimated start-up date of each project as of December 31, 2012.

		Estimated	Executed CAPEX		Expected CAPEX
Business area	Main projects(1)	Start-up	2012(2)	Total	2013	Total(3)
			(US$ million)
Iron ore mining and logistics	Carajás – Additional 40 Mtpy	2H13	957	2,473	548	3,475
	CLN 150 Mtpy	1H13 to 2H14	1,013	3,261	498	4,114
	Carajás Serra Sul S11D	2H16	739	1,813	658	8,039
	Serra Leste	2H14	149	292	166	478
	Conceição Itabiritos	2H13	228	781	208	1,174
	Vargem Grande Itabiritos	1H14	487	916	518	1,645
	Conceição Itabiritos II	2H14	265	424	197	1,189
	Cauê Itabiritos	2H15	98	119	206	1,504
	Teluk Rubiah	1H14	298	513	443	1,371
Pellet plants	Tubarão VIII	2H13	277	889	158	1,088
	Samarco IV(4)(5)	1H14	–	–	–	1,693
Coal mining and logistics	Moatize II	2H15	383	456	344	2,068
	Nacala Corridor	2H14	371	409	1,079	4,444
Copper mining	Salobo I(6)	1H12	294	2,290	123	2,507
	Salobo II	1H14	407	760	401	1,707
	Lubambe(6)(7)	2H12	21	77	13	235
Nickel mining and refining	Long Harbour	2H13	1,457	3,156	1,094	4,250
	Totten	2H13	138	540	171	759
Energy	Biodiesel	2015	83	427	75	633
Steelmaking	CSP(5)	2H15	294	576	439	2,648

(1)
Projects approved by the Board of Directors.
(2)
All figures presented on a cash basis.
(3)
Estimated total capital expenditure cost for each project, including expenditures in prior periods.
(4)
Budget fully funded by Samarco.
(5)
Expected CAPEX and funding is relative to Vale's stake in each project.
(6)
Projects delivered in 2012.
(7)
Expected CAPEX is relative to Vale's stake in the project. Executed CAPEX figures include Vale's direct contribution only, not including debt-financed amounts.

          The paragraphs below describe the status of each project as of December 31, 2012 and have not been updated to reflect any developments after that date.

Bulk materials and logistics projects

Iron ore mining and logistics projects:

  •
  Carajás—Additional 40 Mtpy.    Construction of an iron ore dry processing plant located in Carajás, in the Brazilian state of Pará, with an estimated nominal capacity of 40 Mtpy. The project is in the final stage of electromechanical assembly of the processing plant and loading line. Assembly of the steel structure for the screening phase has concluded. The project is 85% complete, with total realized expenditures of US$2.5 billion. The issuance of an operating license and the start-up are expected for the second half of 2013.

  •
  CLN 150 Mtpy.    Expansion of Northern System railway and port capacity, including the construction of a fourth pier at the Ponta da Madeira maritime terminal in the Brazilian state of Maranhão. The project will increase EFC's logistics nominal capacity to approximately 150 Mtpy. The first ship was berthed and first ship loader test of Pier IV was completed. We have already performed operational tests with the car dumpers, reclaimers and a stacker, and we have concluded the rail access to the car dumpers. One of the required railway installation environmental licenses was issued in November 2012. The project is 86% complete, with total realized expenditures of US$3.3 billion. The start-up is expected from the first half of 2013 through the second half of 2014.

  •
  Carajás Serra Sul S11D.    Development of a mine and processing plant, located in the Southern range of Carajás, in the Brazilian state of Pará. The project has an estimated nominal capacity of 90 Mtpy. We have already finished construction of the access road. We are continuing the off-site assembly of modules and receiving equipment for the truckless mining system. We received the preliminary environmental license in June 2012, and we expect the installation license to be issued in the first half of 2013. The project is 41% complete, with total realized expenditures of US$1.8 billion. The start-up is expected for the second half of 2016. In addition, we will submit the CLN S11D project for approval of our Board of Directors, which consists of the construction of a rail spur, the expansion of the Northern System railway, acquisition of wagons and locomotives and onshore and offshore expansions at Ponta da Madeira maritime terminal. The project is expected to increase the Northern System logistics capacity to 230 Mtpy and has an estimated total capital expenditure of US$11.4 billion.

  •
  Serra Leste.    Construction of a new processing plant located in Carajás, in the Brazilian state of Pará. The project has an estimated nominal capacity of 6 Mtpy. The road and railroad construction are in progress; we are continuing the civil engineering and assembly of steel structures of the beneficiation plant. The installation license has already been issued. The project is 59% complete, with total realized expenditures of US$292 million. We have redefined the start-up to the second half of 2014, in order to alleviate pressure on resources.

  •
  Conceição Itabiritos.    Construction of a concentration plant, located in the Southeastern System, with estimated nominal additional capacity of 12 Mtpy. The project is in the final phase of electromechanical assembly and the issuance of the operating license for the plant is expected for the first half of 2013. The project is 95% complete, with total realized expenditures of US$781 million. The start-up is expected for the second half of 2013.

  •
  Vargem Grande Itabiritos.    Construction of a new iron ore treatment plant in the Southern System, with an estimated nominal additional capacity of 10 Mtpy. The installation license has been issued. The civil engineering work of the main operational areas was finalized and the installation of steel structures for the screening building is in progress. The project is 76% complete, with total realized expenditures of US$916 million. The start-up is expected for the first half of 2014.

  •
  Conceição Itabiritos II.    Adaptation of the plant to process low-grade itabirites, located in the Southeastern System. The project has an estimated nominal capacity of 19 Mtpy, without net additional capacity. The assembly of the mills is in progress and commissioning of the hematite primary crushing has been concluded. The project is 58% complete, with total realized expenditures of US$424 million. The start-up is expected for the second half of 2014.

  •
  Cauê Itabiritos.    Adaptation of the plant to process low-grade itabirites, located in the Southeastern System. The earthworks and civil work are in progress. The project has an estimated nominal capacity of 24 Mtpy, with net additional capacity of 4 Mtpy in 2017. The preliminary and the installation environmental licenses for new primary crusher are expected for the first half of 2014. The project is 15% complete, with total realized expenditures of US$119 million. The start-up is expected for the second half of 2015.

  •
  Teluk Rubiah.    Construction of a maritime terminal with enough depth for the 400,000 dwt vessels and a stockyard in Teluk Rubiah, Malaysia. The stockyard will be capable of handling up to 30 Mtpy of iron ore products. The preliminary environmental license, construction and installation licenses have been issued. The operating license is expected to be issued in the first half of 2014. The earthworks are in final stage, and we are continuing the main jetty construction, with majority of the piles driven. The project is 54% complete, with total realized expenditures of US$513 million. The start-up is expected for the first half of 2014.

Pellet plant projects:

  •
  Tubarão VIII.    Eighth pellet plant at our existing complex at the Tubarão Port, Espírito Santo, Brazil, with expected production capacity of 7.5 Mtpy. The assembly of furnace refractory was finalized. The assembly and commissioning of the equipment are in progress. The issuance of the operating license is expected for the first half of 2013. The plant is 91% complete, with total realized expenditures of US$889 million. The start-up is expected for the second half of 2013.

  •
  Samarco IV.    Construction of Samarco's fourth pellet plant with a nominal capacity of 8.3 Mtpy, a concentrator with a nominal capacity of 10.5 Mtpy, a pipeline with a nominal capacity of 20 Mtpy, and expansion of related mine and maritime terminal infrastructure. The mechanical equipment, steel structure assembly and civil engineering work are in progress. We achieved 71% of physical progress of the pellet plant. The budget is fully sourced by Samarco. The start-up is expected for the first half of 2014.

Coal mining and logistics projects:

  •
  Moatize II.    New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique. The project will increase Moatize's total nominal capacity to 22 Mtpy, mostly comprised of coking coal. Civil engineering work in the stockyard and primary crusher are ongoing. The project is 27% complete, with total realized expenditures of US$456 million. The start-up is expected for the second half of 2015.

  •
  Nacala Corridor.    Railway and port infrastructure connecting Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. The project has an estimated nominal capacity of 18 Mtpy. Earthwork services on rail spur and onshore port are ongoing. We have completed detailed engineering of the port offshore construction, and are receiving offshore equipment for the port construction. The projects for railway and port are 12% and 15% complete, respectively, with total realized expenditures of US$409 million. The start-up is expected for the second half of 2014.

Base metals projects

Copper mining project:

  •
  Salobo II.    Salobo expansion, raising of the tailing dam height and increasing the mine capacity, located in Marabá, in the Brazilian state of Pará. The project is expected to provide an additional estimated nominal capacity of 100,000 tpy of copper in concentrate. We have completed civil engineering work of floating, milling and crushing, and are progressing on the electromechanical assembly of equipment in these areas. The plant operating license is expected for the first half of 2014. The project is 68% complete, with total realized expenditures of US$760 million. The start-up is expected for the first half of 2014.

Nickel mining and refining projects:

  •
  Long Harbour.    Construction of a hydrometallurgical facility in Long Harbour, Newfoundland and Labrador, Canada. The plant will have an estimated nominal capacity of refining 50,000 tpy of finished nickel, and associated copper and cobalt. The project is 84% complete, with total realized expenditures of US$3.156 billion. The infrastructure and civil engineering work are substantially complete. The project is moving towards final stages of electromechanical assembly and commissioning. The start-up is expected for the second half of 2013.

  •
  Totten.    Nickel mine (re-opening) in Sudbury, Ontario, Canada. The project has an estimated nominal capacity of 8,200 tpy. We have completed the return air raise and mine dewatering systems. The project is 76% complete, and US$540 million of expenditures have been realized. The start-up is expected for the second half of 2013.

Fertilizer nutrients projects

  •
  Rio Colorado.    Investments in a solution mining system, located in Mendoza, Argentina, including the renovation of railway tracks (440 km), construction of a railway spur (350 km) and a maritime terminal in Bahia Blanca, Argentina. The project has an estimated nominal capacity of 4.3 Mtpy of potash (KCl). In December 2012, the project was 45% complete, with total realized expenditures of US$2.229 billion. In March 2013, we suspended the implementation of the Rio Colorado project in Argentina, because the circumstances of the project under current conditions would not enable results in line with our commitment to discipline in capital allocation and value creation. We will keep honoring our commitments related to the concessions and reviewing alternatives to enhance the prospects for the project, and we will subsequently evaluate whether to resume it.

Energy projects

  •
  Biodiesel.    Project to produce biodiesel from palm oil. Plantation of 80,000 hectares of palm trees located in the Brazilian state of Pará, with an estimated nominal capacity of 360,000 tpy of biodiesel. The first palm oil plant has been commissioned and is operating. We are currently conducting earthworks for biodiesel plant and second palm oil plant. The installation license is expected for the second half of 2013 and the operating license for the second half of 2015. US$427 million of expenditures have been realized.

Steel projects

  •
  Companhia Siderúrgica do Pecém ("CSP").    Development of a steel slab plant in the Brazilian state of Ceará in partnership with Dongkuk Steel Mill Co. ("Dongkuk") and Posco, two major steel producers in South Korea. The project will have an estimated nominal capacity of 3.0 Mtpy. Vale holds 50% of the joint venture. The earthworks on site are final stage and pile driving is in progress. We have already obtained preliminary environmental and installation licenses. US$576 million of expenditures have been realized. The start-up is expected for the second half of 2015.

REGULATORY MATTERS

          We are subject to a wide range of governmental regulation in all the jurisdictions in which we operate worldwide. The following discussion summarizes the kinds of regulation that have the most significant impact on our operations.

Mining rights and regulation of mining activities

          Mining and mineral processing are also subject to extensive regulation, and in order to conduct mining activities, we are generally required to obtain and maintain some form of governmental permits, which may include concessions, licenses, claims, tenements, leases or permits (all of which we refer to below as "concessions"). The legal and regulatory regime applicable to the mining industry and governing concessions differs among jurisdictions, often in important ways. For example in many jurisdictions, including Brazil, mineral resources belong to the State and may only be exploited pursuant to a governmental concession. In other jurisdictions, including Canada, a substantial part of our mining operations is conducted pursuant to mining rights we own or pursuant to leases, often from government agencies. Government agencies are typically in charge of granting mining concessions and monitoring compliance with mining law and regulations.

          The table below summarizes our principal concessions and other similar rights. In addition to the concessions described below, we have exploration licenses and exploration applications covering 6.07 million hectares in Brazil and 12.4 million hectares in other countries.

Location	Concession or other right	Approximate area covered (in hectares)	Expiration date
Brazil	Mining concessions (including applications)	660,715	Indefinite

Canada	Mining concessions (terminology varies among provinces)	275,764	2013-2033(1)

Indonesia	Contract of work	190,510	2025(2)

Australia	Mining leases	19,200	2015-2041

New Caledonia	Mining concessions	21,269	2015-2051

Peru	Mining concessions	153,968(3)	Indefinite

Argentina	Mining concessions	167,073	Indefinite

Chile	Mining concessions	64,697	Indefinite

Mozambique	Mining concessions	23,780(4)	2032

Guinea	Mining concessions	102,400	2035

(1)
Certain mining concessions are for an indefinite period.
(2)
May be entitled to at least one 10-year extension.
(3)
The area reported reflects only licenses involving mining activities.
(4)
Our mining concession covers 23,780 hectares. The definitive land license granted by the Council of Ministers, which is required to mine and utilize our concession, currently covers 22,096 hectares.

          There are several proposed or recently adopted changes in mining legislation and regulations in the jurisdiction where we have operations that could materially affect us. These include the following:

  •
  Brazil.    The Brazilian government is planning to propose changes to the Brazilian Mining Code, which if adopted may have important implications for our mining operations in Brazil or require additional capital expenditures.

  •
  Indonesia.    A mining law that came into effect in 2009 introduced a new licensing regime (Ijin Usaha Pertambangan, or IUP) and called for certain adjustments to, and ultimate replacement of, existing mining contracts with the Indonesian government. Regulations implementing that law have gradually been promulgated by the government, but more are expected. PTVI does not currently hold any licenses under the IUP regime. In September 2012, PTVI started the renegotiation of its contract of work, as required by the 2009 mining law. The Indonesian government intends to adjust the size of the area, the term and form of contract extension and financial obligations (royalties and taxes), and it seeks to introduce domestic processing and refining requirements and priority for use of domestic goods and services. PTVI has provided its position on each of these points, and the negotiation is expected to be completed by December 2013. In 2012, the Indonesian government also established a new tax regime for raw ore exports.

  •
  New Caledonia.    A mining law passed in 2009 requires mining projects to obtain authorization, rather than a declaration, from governmental authorities. We submitted an application for authorization (replacing the 2005 mining declaration) in April 2012, and the authorities may take up to three years to issue the authorization. Our existing mining declaration will remain valid and effective until our application is approved. Although we believe it is unlikely that our application will be rejected, the authorities may impose new conditions in connection with the authorization.

  •
  Guinea.    A mining code adopted in 2011 imposes on all iron ore mining projects a requirement for 15% government participation free of charge, and allows the government to purchase an additional 20% stake. The new mining code has also introduced more stringent requirements for all mining companies with existing operations in Guinea, including as regards mining tax, customs duties, employment, training, transparency and anti-corruption obligations. Additionally, the Government of Guinea has launched a contract review process which purports to harmonize existing mining contracts with the new mining code. According to the regulations adopted by the Government, the contract review process may result in the cancellation or the renegotiation of mining rights depending on the findings and the recommendations of the technical committee responsible for conducting the contract review process. Our subsidiary's mining project in Guinea is currently being reviewed by the technical committee, which has initiated a comprehensive investigation into the conditions under which our subsidiary's mining rights in Guinea were granted and have been operated before and after our investment in the project. Until this review process is completed and the legal uncertainty relating to the application of the new mining code to existing projects is clarified, we will be unable to determine how and to what extent our subsidiary in Guinea will be affected. Our subsidiary has recently decided to put its Guinean operations on hold pending resolution of the regulatory uncertainties affecting the project.

  •
  Mozambique.    The government completed a new mining code proposal in December 2012 that will be submitted to Parliament for approval. Expected changes in the new code include introducing national preference for procurement, subjecting transfers of mining rights and share capital participation to Mozambican law and governmental approval, requiring foreign companies to partner with local service providers and reducing periods for exploration activities. Additionally, a new resettlement regulation enacted in June 2012 contains stricter requirements that may result in increased costs and delays in the implementation of our projects.

Royalties and other taxes on mining activities

          We are required in many jurisdictions to pay royalties or taxes on our revenues or profits from mineral extractions and sales. These payments are an important element of the economic performance of a mining operation. The following royalties and taxes apply in some of the jurisdictions in which we have our largest operations:

  •
  Brazil.    We pay a royalty known as the CFEM (Compensação Financeira pela Exploração de Recursos Minerais) on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The current rates on our products are: 2% for iron ore, copper, nickel, fertilizers and other materials; 3% on bauxite, potash and manganese ore; and 1% on gold. The Brazilian government is preparing to propose changes in the CFEM regime. Any changes must be incorporated into a final proposal by the DNPM, which is then subject to approval by the Brazilian National Congress. We are currently engaged in several administrative and legal proceedings alleging that we have failed to pay the proper amount of CFEM. See Additional information—Legal proceedings—CFEM-related proceedings.

  •
  Brazilian states.    The Brazilian states of Minas Gerais and Pará introduced a tax on mineral production (Taxa de Fiscalização de Recursos Minerais—TFRM) in December 2011. In 2012, those states implemented legislative changes that reduced the amounts due under the TFRM (i) from R$6.906 to R$2.302 per metric ton of mineral produced in the state of Pará, and (ii) from R$2.3291 to R$0.9316 per metric ton of mineral transferred or sold in the state of Minas Gerais. Vale paid the TRFM due in 2012. A Brazilian industry association (Confederação Nacional da Indústria—CNI) is currently challenging the constitutionality of the TFRM imposed by Minas Gerais and Pará before the Brazilian Supreme Court. If the CNI's claim is successful, we believe that the TFRM could be eliminated. In December 2012, a similar TFRM was introduced by the state of Mato Grosso do Sul, and we are currently evaluating whether to challenge it.

  •
  Canada.    The Canadian provinces in which we operate charge us a tax on profits from mining operations. Profit from mining operations is generally determined by reference to gross revenue from the sale of mine output and deducting certain costs, such as mining and processing costs and investment in processing assets. The statutory mining tax rates are 10% in Ontario; with graduated rates up to 17% in Manitoba; and a combined mining and royalty tax rate of 16% in Newfoundland and Labrador. The mining tax paid is deductible for corporate income tax purposes.

  •
  Indonesia.    Our subsidiary PTVI pays a royalty fee on, among other items, its nickel production from the concession area. The royalty payment was based on sales volume (US$78 per metric ton of contained nickel matte, and US$140 per metric ton for a total production below 500 tons or US$156 per metric ton for a total production above 500 tons of contained cobalt below or above 500 tons, respectively). In 2012, the royalty payment was equal to 0.54% of revenues from the sale of nickel in matte products, while the average yearly royalty payment for the period from 2009 to 2012 was equal to 0.63% of revenues from the sale of nickel in matte products, including the additional royalty payment in 2011 for production beyond 160 mlbs in 2010.

  •
  Australia.    Royalties are payable on revenues from the sale of minerals. In the state of Queensland, for coal, the applicable royalty is 7% of the value (net of freight, late dispatch and other certain costs) up to A$100 per ton; 12.5% of the value between A$100 and A$150 per ton; and 15% thereafter. In the state of New South Wales, for coal, the applicable royalty is a percentage of the value of production—total revenue (which is net of certain costs and levies) less allowable deductions—of 6.2% for deep underground mines, 7.2% for underground mines and 8.2% for open cut mines. There is also a supplementary royalty payable of 1.95% (for coal recovered between December 1, 2012 and June 30, 2013) and 1% (for coal recovered on or after July 1, 2013) of the value of coal recovered (less the mineral resource rent tax ("MRRT")) for a mining lease holder who pays a MRRT installment during the relevant period. In July 2012, the Australian government introduced a mineral resource rent tax, MRRT. The MRRT taxes profits over a certain threshold generated from the exploitation of coal and iron ore resources in Australia. The tax is levied at an effective rate of 22.5% of assessable profit and is deductible for corporate income tax purposes. The difference between the MRRT and royalties paid to each state government is that the royalties are based on the volume and value of the resource, whereas the MRRT is based on profits. However, companies will be given a credit for any state-based royalties paid where the MRRT is payable. For the year ended December 31, 2012, Vale Australia was not liable for any MRRT.

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

          Environmental regulations affecting our operations relate, among other matters, to emissions into the air, soil and water; recycling and waste management; protection and preservation of forests, coastlines, natural caverns, watersheds and other features of the ecosystem; water use; climate change and decommissioning and reclamation. Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. In particular, we expect heightened attention from various governments to reducing greenhouse gas emissions as a result of concern over climate change. There are several examples of environmental regulation and compliance initiatives that could affect our operations. In Canada and Indonesia, we are making significant capital investments to ensure compliance with air emission regulations that address, among other things, sulfur dioxide, particulates and metals. In Australia, starting in June 2013 we expect to start acquiring permits under a recently-introduced carbon pricing scheme which will operate initially like a carbon tax with a fixed (but increasing) carbon permit price.

Regulation of other activities

          In addition to mining and environmental regulation, we are subject to comprehensive regulatory regimes for some of our other activities, including rail transport, port operations and electricity generation. We are also subject to more general legislation on workers' health and safety, safety and support of communities near mines, and other matters. The following descriptions relate to some of the other regulatory regimes applicable to our operations:

  •
  Brazilian railway regulation.    Our Brazilian railroad business operates pursuant to concession contracts granted by the federal government and our railroad concessions are subject to regulation and supervision by the Brazilian Ministry of Transportation and the transportation regulatory agency (Agência Nacional de Transportes Terrestres—ANTT). Our railroad concession contracts have duration of 30 years and may be renewed at the federal government's discretion. The FCA and MRS concessions expire in 2026, and the concessions for EFC and EFVM expire in 2027. We also own a subconcession for commercial operation of a 720-kilometer segment of the FNS railroad in Brazil, which expires in 2037. The actual prices we charge can be negotiated directly with the users of such services, subject to tariff ceilings approved by ANTT for each of the concessionaires and each of the different products transported. ANTT regulations also require concessionaires to give trackage rights to other concessionaires, make investments in the railway network, meet certain productivity requirements, among other obligations. In January 2012, ANTT changed the regulation of tariffs charged by rail concessionaires and reduced the ceiling for tariffs. Those changes have not significantly affected our contracts.

  •
  Brazilian port regulation.    Port operations in Brazil are subject to regulation and supervision by ANTAQ, the federal agency in charge of maritime transportation, and SEP, the Brazilian Ministry of Transportation's department for ports. In December 2012, a provisional measure approved by the Brazilian government established new rules for new projects and existing terminals. This measure removed certain restrictions on servicing third party cargo and permitted ANTAQ's involvement in determining third party access to private terminals, different from the previous regime. Although the measure came into effect immediately, it still need to be confirmed by the Brazilian Congress, which could repeal, amend or approve it.

  •
  Regulation of chemicals.    Some of our products are subject to regulations applicable to the marketing and distribution of chemicals and other substances. For example, the European Commission has adopted a European Chemicals Policy, known as REACH ("Registration, Evaluation, and Authorization of Chemicals"). Under REACH, manufacturers and importers were required to register new substances prior to their entry into the European market and in some cases may be subject to an authorization process. A company that fails to comply with the REACH regulations could face restrictions to commercialize its products in Europe. We have complied with registration requirements for the substances we import into or manufacture in the EU in 2012 and continue to take measures to manage our exposure to the authorization process.

II.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

          The year 2012 was challenging for the global economy, with a second consecutive year of low growth. One of the consequences of the adverse macroeconomic environment was a general decline in prices for minerals and metals, with the exception of gold. Iron ore prices were much more volatile than in previous years, particularly showing high downward volatility in the third quarter of the year.

          Our iron ore and pellet shipments reached an all-time high of 303.4 million metric tons. In addition to the sales increase, our iron ore marketing strategy based on the utilization of a global distribution network is contributing to our ability to capture more value through higher sales prices.

          We have begun to deliver on several major commitments we have made. First, we have made progress in environmental permitting, with more than 100 licenses obtained in Brazil. These will allow for the uninterrupted continuation of our operations and the execution of important projects, such as Carajás Serra Sul S11D, which will mean an increased supply of iron ore at lower costs and higher quality, creating more value and strengthening our undisputed leadership in the global market. Simultaneously, we have been gradually solving issues related to tax litigation, which is an important advance, as it eliminates financial risks and frees resources to focus our attention on managing the business.

          The successful ramp-up of projects will be critical to realize the large upside in the performance of our base metals business, alongside various initiatives being developed to extract maximum value from existing operations. The ramp-up of Moatize, Oman I & II and Bayóvar allowed for record output of coal, pellets and phosphate rock. Iron ore production in the fourth quarter of 2012 was the biggest for a fourth quarter, helping to amplify our exposure to the V-shaped recovery of iron ore prices that has been taking place since mid-September 2012.

          Two new copper projects commenced operations in 2012: Salobo and Lubambe. Salobo, in Carajás, is a world-class copper with gold operation. Lubambe, developed through a joint venture, is our first copper mine in the heart of the rich African copper belt, the area with the largest growth potential in the world for copper supply expansion. VNC, our nickel and cobalt project in New Caledonia, is ramping up and proving to be technically feasible. The operation of the second line began in 2013, and we will soon be able to assess its economic viability.

          Innovation is becoming an important driver of competitiveness in the global mining industry. The CORe project was implemented at the Sudbury operations, involving a simpler flowsheet with lower operating costs and higher metal recovery. Long Harbour, in Canada, is expected to come on stream in 2013, with a new technological approach to nickel production. It has an integrated hydrometallurgical flowsheet, which entails lower costs, higher efficiency and elimination of emission of SO2 and particulates. The use of truckless mining in our future operations at Serra Sul S11D is another major technological change that also reconciles the goals of cost minimization and sustainability.

          We are actively pursuing initiatives to lower our cost structure on a permanent basis, although some time will be needed to show a material difference from the past. We strongly believe that we are on track to deliver, and some early progress can already be seen in 2012 SG&A expenses and costs for materials and outsourced services, two important cost items.

          Health and safety are key company priorities, together with sustainability and support for the communities where we operate. The frequency of accidents continues to decline, as we pursue a much safer environment for our employees. In 2012, we invested US$1.0 billion in environmental protection and conservation and US$318 million in social projects, destined to improve quality of life and to provide opportunities for social and economic mobility.

Sales volumes

          Our financial performance depends, among other factors, on the volume of production at our facilities. We publish a quarterly production report, which is available on our website and filed with the SEC on Form 6-K. Increases in the capacity of our facilities resulting from our capital expenditure program have an important effect on our performance. Our results are also affected by acquisitions and dispositions of businesses or assets, and they may be affected in the future by new acquisitions or dispositions. For more information on acquisitions since the beginning of 2012, see Information on the company—Business overview—Significant changes in our business.

          The following table sets forth, for our principal products, the total volumes we sold in each of the periods indicated.

	Year ended December 31,
	2010	2011	2012
	(thousand metric tons)
Iron ore	254,902	257,287	258,061
Iron ore pellets	39,512	41,861	45,382
Manganese	1,119	1,032	1,745
Ferroalloys	401	386	267
Coal:
Thermal coal	4,234	5,342	3,134
Metallurgical coal	3,150	2,330	4,864
Nickel	174	252	232
Copper	208(1)	302	285
PGMs (oz)	97	446	386
Gold (oz)	138	198	168
Silver (oz)	882	2,626	1,862
Cobalt	0.902	2.721	2.033
Potash	682	568	581
Phosphates:
MAP	703	907	1,221
TSP	461	594	713
SSP	1,533	2,501	2,446
DCP	284	556	474
Phosphate rock	550	2,652	3,314
Nitrogen	747	1,278	1,342

(1)
Only includes copper produced as a by-product of our nickel operations.

Average realized prices

          The following table sets forth our average realized prices for our principal products for each of the periods indicated. We determine average realized prices based on gross operating revenues, which reflect the price charged to customers including items, principally value-added tax, that we deduct in arriving at net operating revenues.

	Year ended December 31,
	2010		2011	2012
	(US$ per metric ton, except where indicated)
Iron ore	110.31		143.46	105.41
Iron ore pellets	162.03		195.98	149.31
Manganese	230.22		165.70	134.10
Ferroalloys	1,547.84		1,443.01	1,340.82
Coal:
Thermal coal	70.40		95.54	82.39
Metallurgical coal	149.96		235.27	171.38
Nickel	21,980.19		22,680.41	17,866.38
Copper	7,730.09	(1)	8,420.73	7,594.31
Platinum (US$/oz)	1,661.20		1,716.81	1,590.87
Gold (US$/oz)	1,259.51		1,558.55	1,755.52
Silver (US$/oz)	25.59		31.64	33.82
Cobalt (US$/lb)	15.09		15.63	12.27
Potash	410.56		505.28	530.12
Phosphates:
MAP	565.34		679.65	646.58
TSP	451.80		585.98	526.67
SSP	221.36		281.53	268.58
DCP	570.49		679.63	628.36
Phosphate rock	85.01		112.80	124.82
Nitrogen	450.86		612.01	597.01

(1)
Only includes copper produced as a by-product of our nickel operations.

Major factors affecting prices

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

          Demand from China has been a principal driver of world demand and of prices. Chinese iron ore imports reached 745.5 million metric tons in 2012, 8.5% above the 687.0 million metric tons imported in 2011 and 20.4% higher than 2010 levels, due mainly to the continued growth in Chinese steel production throughout 2012. We expect China's economic growth to continue at a high rate during 2013, mainly driven by domestic demand.

          Our iron ore prices are based on a variety of pricing options, which generally use spot price indices as a basis for determining the customer price. In 2012, there was a significant shift from agreements to price our iron ore on a quarterly basis using the current quarter's three-month average of price indices to using pricing options based on spot prices. That shift exposed us to greater price volatility, but it also allowed us to capture more value by bringing our point of sale closer to key Asian markets.

  Coal

          Demand for metallurgical coal is driven by demand for steel, with future growth expected especially in Asia. Demand for thermal coal is closely related to electricity consumption, which will continue to be driven by global economic growth, particularly in emerging market economies. Since April 2010, prices for metallurgical coal have been established on a quarterly basis for the majority of the seaborne term contract volumes, although some sellers have begun introducing monthly pricing and a minority of the seaborne trade volumes continue to employ annual pricing. Most of our term contracts have been priced on a quarterly basis since April 2010. Price negotiations for thermal coal are held both on a spot and an annual basis.

  Nickel

          Nickel is an exchange-traded metal, listed on the LME. Most nickel products are priced using a discount or premium to the LME price, depending on the nickel product's physical and technical characteristics. Demand for nickel is strongly affected by stainless steel production, which represents, on average, 63-66% of global nickel consumption.

          We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with our sales for non-stainless steel applications (alloy steels, high nickel alloys, plating and batteries), provide stable demand for a significant portion of our annual production. In 2012, 67% of our refined nickel sales were made into non-stainless steel applications, compared to the industry average for primary nickel producers of 34%, bringing more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

          Primary nickel (including ferro-nickel, nickel pig iron and nickel cathode) and secondary nickel (i.e., scrap) are competing nickel sources for stainless steel production. The choice between different types of primary and secondary nickel is largely driven by their relative price and availability. In recent years, secondary nickel has accounted for about 41-46% of total nickel used for stainless steels, and primary nickel has accounted for about 54-59%. In 2012, Chinese nickel pig iron and ferro-nickel production is estimated to have exceeded 300,000 metric tons, representing 20% of world primary nickel supply, compared to 16% and 11% of the world's supply in 2011 and 2010, respectively.

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

  Fertilizers

          Demand for fertilizers is based on market fundamentals similar to those underlying global demand for minerals, metals and energy. Rapid per capita income growth in emerging economies generally causes dietary changes marked by an increase in the consumption of proteins, which ultimately contributes to increased demand for fertilizer nutrients, including potash and phosphates. Demand is also driven by the demand for bio-fuels, which have emerged as an alternative source of energy to reduce world reliance on sources of climate-changing greenhouse gases, because key inputs for the production of biofuels—sugar cane, corn and palm—are intensive in the use of fertilizers.

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

Currency price changes

          Our results of operations are affected in several ways by changes in currency exchange rates. The most important of these are the following:

  •
  Most of our revenues are denominated in U.S. dollars, while most of our costs of goods sold are denominated in other currencies, principally the real (57% in 2012), the U.S. dollar (26% in 2012) and the Canadian dollar (14% in 2012). As a result, changes in exchange rates, particularly with respect to the U.S. dollar, affect our costs and operating margins.

  •
  Most of our long-term debt is denominated in currencies other than the real (US$21.253 billion at December 31, 2012, not considering accrued charges), principally the U.S. dollar. Because our functional currency for accounting purposes is the Brazilian real, changes in the value of the U.S. dollar against the real result in exchange gain or loss on our net liabilities.

  •
  We had real-denominated debt of US$8.589 billion at December 31, 2012, excluding accrued charges. Since most of our revenue is in U.S. dollars, we use swaps to convert our debt service from reais to U.S. dollars. Changes in the value of the U.S. dollar against the real result in fair value variation on these derivatives, affecting our financial results. For more information on our use of derivatives, see —Risk management.

          A decline in the value of the U.S. dollar tends to result in: (i) lower operating margins and (ii) higher financial results due to currency gains on our net U.S. dollar-denominated liabilities and fair value gains on our currency derivatives. Conversely, an increase in the value of the U.S. dollar tends to result in: (i) better operating margins and (ii) lower financial results due to exchange losses on our net U.S. dollar-denominated liabilities and fair value losses on our currency derivatives.

          The U.S. dollar depreciated against the real during the first quarter of 2012, as Eurozone-related uncertainties diminished. Several factors, including lower output growth in Brazil, led to a sharp nominal appreciation of the U.S. dollar against the real during the second quarter of 2012, after which it remained roughly stable. On average, the U.S. dollar was 16.7% stronger in 2012 against the real than in 2011. As of December 31, 2012, the U.S. dollar had appreciated 8.9% against the real relative to December 31, 2011.

          Compared to the Canadian dollar, the average value of the U.S. dollar in 2012 was 1.1% higher than in 2011, but as of December 31, 2012, the U.S. dollar had depreciated 2.9% against the Canadian currency relative to December 31, 2011.

          Overall, in 2012 exchange rate fluctuations affected our operating margins positively but resulted in net foreign exchange losses and losses on derivatives, as described under —Critical accounting policies and estimates—Derivatives.

New Brazilian transfer pricing rules

          Beginning in 2013, we are subject to new Brazilian tax legislation that establishes new transfer pricing rules for transactions between Brazilian companies and foreign related parties. Under the new rules, for income tax purposes the price of commodities exported to foreign related parties must be consistent with an export pricing quotation ("PECEX"), varying by not more than 3%. PECEX for a particular commodity is the daily average price quoted on a recognized commodities exchange or published by a recognized source on the day of the transaction, adjusted by a market premium or discount based on differences in the quality, characteristics or nature of the products. Where the quoted or published price considers delivery at a specific destination, transportation costs to that destination may be deducted for purposes of the comparison with PECEX. We are evaluating the application of the new rules to our business, and we believe the impact on our income taxes may be material, but there are significant uncertainties about the scope of the rules and the effect of applying them. It is possible that a determination of the effects will require substantial time.

Presentation of freight costs

          In recent years, we have sold an increasing proportion of our iron ore and pellets on a CFR or "cost and freight" basis, under which we pay the cost of transportation to a specified destination. Other sales are typically on an FOB or "free on board" basis, under which we deliver to the port of shipment but the customer pays the cost of transportation. Selling on a CFR basis enhances the competitiveness of our products in meeting the needs of our customers, particularly in Asia. As we have made more CFR sales, we have increasingly taken on the management and the economic risk of maritime transportation, and we have determined that beginning in 2012 we act as a principal rather than our customer's agent in contracting for freight services. Consequently, when we sell on a CFR basis, we recognize the related freight costs (US$2.299 billion in 2012) in operating costs and expenses, under cost of ores and metals sold. In past years, we recognized the freight cost (US$1.955 billion in 2011 and US$1.735 billion in 2010) as a reduction of our revenues. In our consolidated financial statements and elsewhere in this Annual Report, we have adjusted our financial statements for 2011 and 2010 to apply the same treatment as in 2012. The adjustment does not affect operating income, and it is not material to our results for 2011 to 2008. In our earnings release for the fourth quarter and the year ended December 31, 2012, which we included in the current report on Form 6-K furnished to the SEC on February 27, 2013, we presented our operating revenues before correcting our accounting presentation. See Note 3(b) to our consolidated financial statements.

Change in accounting presentation

          Beginning in 2013, we will cease to prepare and publish financial statements in accordance with U.S. GAAP. During 2013, we will publish interim financial statements under IFRS only, and beginning with our annual report on Form 20-F for the year 2013 we will present our audited annual financial statements in accordance with IFRS.

RESULTS OF OPERATIONS

          In 2012, we generated net income attributable to the Company's stockholders of US$5.511 billion, a decrease of 75.9%, or US$17.374 billion, compared to 2011. The decrease in net income was partly due to certain major non-recurring items in 2012, including (i) US$4.023 billion (before a deferred tax benefit of US$1.327 billion) in charges for impairment of assets, related primarily to our Onça Puma nickel operations and our Australian coal assets, (ii) US$1.641 billion in charges for impairment of investments in affiliates and joint ventures (net of the deferred tax benefit), related primarily to our investments in Norsk Hydro and Thyssenkrupp CSA, (iii) US$491 million in loss on sales of assets, arising from the sale of coal, manganese and fertilizer assets (while in 2011 we had a US$1.513 billion gain on the sale of our aluminum assets). These items were offset a deferred tax credit of US$1.236 billion arising from an internal reorganization.

          The decrease in net income in 2012 also reflected a US$20.889 billion decrease in operating income, primarily due to lower prices and slightly higher costs. Operating cash flow in 2012 was US$16.595 billion, a decline of 32.3%, or US$7.901 billion, compared to 2011, again primarily due to decreases in the prices for our major products.

Revenues

          In 2012, our net operating revenues decreased 21.7% to US$47.694 billion, primarily as a result of decreases in the prices for our major products, mainly iron ore and nickel. Of a total decrease of US$13.252 billion in net revenues, US$12.438 billion was attributable to iron ore, iron ore pellets and nickel. Net operating revenues of each business segment are discussed below under —Results of operations by segment.

          The following table summarizes our net operating revenues by product for the periods indicated.

	Year ended December 31,
	2010	% change	2011	% change	2012
	(US$ million, except for %)
Bulk materials:
Iron ore	US$27,754	31.2%	US$36,416	(26.0)%	US$26,931
Iron ore pellets	6,136	29.4	7,938	(17.4)	6,560
Manganese	251	(35.1)	163	40.5	229
Ferroalloys	602	(14.8)	513	(38.8)	314
Coal	770	37.4	1,058	3.2	1,092

Subtotal	35,513	29.8	46,088	(23.8)	35,126

Base metals:
Nickel and other products(1)	4,712	72.3	8,118	(26.4)	5,975
Copper concentrate(2)	905	21.9	1,103	4.8	1,156
Aluminum products(3)	2,522	(85.0)	378	–	–

Subtotal	8,139	17.9	9,599	(25.7)	7,131

Fertilizers:
Potash	269	1.5	273	6.2	290
Phosphates	1,164	97.6	2,300	9.0	2,507
Nitrogen	294	131.0	679	2.9	699
Others fertilizer products	12	483.3	70	5.7	74

Subtotal	1,739	91.0	3,322	7.5	3,570

Logistics:
Railroads	924	12.9	1,043	(10.3)	936
Ports	306	35.0	413	9.2	451
Shipping	5	–	–	–	–

Subtotal	1,235	17.9	1,456	(4.7)	1,387
Other products and services:(4)	403	19.4	481	(0.2)	480

Net operating revenues	US$47,029	29.6%	US$60,946	(21.7)%	US$47,694

(1)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Reflects aluminum operations sold in February 2011.
(4)
Includes pig iron and energy.

          The following table summarizes, for the periods indicated, the distribution of our net operating revenues based on the geographical location of our customers.

	Net operating revenues by destination
	2010		2011		2012
	(US$ million)	(% of total)	(US$ million)	(% of total)	(US$ million)	(% of total)
North America
Canada	US$1,126	2.4%	US$1,403	2.3%	US$1,015	2.1%
United States	831	1.7	1,672	2.7	1,334	2.8
Mexico	78	0.2	114	0.2	29	0.1

	2,035	4.3	3,189	5.2	2,378	5.0

South America
Brazil	6,962	14.8	9,515	15.6	8,066	16.9
Other	838	1.8	1,110	1.8	779	1.6

	7,800	16.6	10,625	17.4	8,845	18.5

Asia
China	17,034	36.2	21,420	35.1	17,638	37.0
Japan	5,240	11.1	7,238	11.9	4,931	10.3
South Korea	1,934	4.1	2,780	4.6	2,103	4.4
Taiwan	1,179	2.5	1,282	2.1	900	1.9
Other	1,061	2.3	1,007	1.6	1,047	2.2

	26,448	56.2	33,727	55.3	26,619	55.8

Europe
Germany	3,094	6.6	3,839	6.3	2,935	6.2
United Kingdom	1,060	2.3	1,351	2.2	920	1.9
Italy	1,043	2.2	1,908	3.1	1,310	2.7
France	716	1.5	804	1.3	658	1.4
Other	3,035	6.4	3,584	5.9	2,376	5.0

	8,948	19.0	11,486	18.8	8,199	17.2
Rest of the world	1,798	3.9	1,919	3.3	1,653	3.5

Total	US$47,029	100.0%	US$60,946	100.0%	US$47,694	100.0%

Operating costs and expenses

          The following table summarizes the components of our operating costs and expenses for the periods indicated.

	Year ended December 31,
	2010	% change	2011	% change	2012
	(US$ million, except for %)
Cost of goods sold:
Cost of ores and metals	US$ 15,062	31.8	US$ 19,854	3.7	US$ 20,581
Cost of aluminum products	2,108	(86.3)	289	–	–
Cost of logistic services	1,040	34.8	1,402	(0.2)	1,399
Cost of fertilizer products	1,556	73.6	2,701	10.5	2,984
Others	784	63.6	1,283	26.8	1,627

Total cost of goods sold	20,550	24.2	25,529	4.2	26,591

Selling, general and administrative expenses	1,701	37.2	2,334	(4.0)	2,240
Research and development	878	90.7	1,674	(11.7)	1,478
Impairment on assets	–	–	–	–	4,023
Gain (loss) on sale of assets	–	–	(1,513)	132.5	491
Other	2,205	27.4	2,810	29.8	3,648

Total operating costs and expenses	US$ 25,334	21.7	US$ 30,834	24.8	US$ 38,471

Cost of goods sold

          The following table summarizes, for the periods indicated, the components of our cost of goods sold by their nature.

	Year ended December 31,
	2010	% change	2011	% change	2012
	(US$ million)
Outsourced services	US$ 2,740	54.9	US$ 4,244	12.4	US$ 4,771
Materials costs	2,861	31.4	3,758	13.4	4,263
Energy:
Fuel	1,880	16.1	2,182	(5.1)	2,071
Electric energy	1,211	(20.1)	967	(10.4)	866

Subtotal	3,091	1.9	3,149	(6.7)	2,937
Acquisition of products:
Iron ore and pellets	963	46.5	1,411	(50.4)	700
Nickel	358	69.3	606	(44.2)	338
Aluminum	285	(93.7)	18	–	–
Other	58	312.1	239	37.7	329

Subtotal	1,664	36.7	2,274	(39.9)	1,367
Personnel	2,081	50.8	3,138	13.0	3,545
Depreciation and depletion	2,803	33.3	3,735	4.3	3,896
Others	5,310	(1.5)	5,231	11.1	5,812

Total	US$ 20,550	24.2	US$ 25,529	4.2	US$ 26,591

          2012 compared to 2011.    In 2012, the cost of goods sold was US$26.591 billion, an increase of 4.2%, or US$1.062 billion, compared to 2011. The increase primarily resulted from US$4.565 billion related to equipment maintenance, enhancements to iron ore, pellets and nickel operations, the start-up of Salobo and higher personnel costs, which were only partially offset by decreases of US$1.246 billion in costs resulting from lower volumes sold, mainly base metals, and of US$2.258 billion from exchange rate variations.

  •
  Outsourced services costs (primarily for operational services such as waste removal, cargo freight and maintenance of equipment and facilities) increased 12.4%, which was primarily driven by (i) increased maintenance services after heavy rainfall in Brazil during the first months of 2012 and (ii) higher maintenance costs for our nickel operations in Canada during the first half of 2012, after the suspension of mining activities at Sudbury to address certain safety concerns. The increase was partially offset by the reallocation of some of our employees in the fourth quarter of 2012 as part of our effort to lower costs with outsourced services.

  •
  Materials costs increased 13.4% as result of maintenance work on our iron ore, pellet and nickel operations and higher prices for ammonia and oil products, which are key inputs in our fertilizer operations.

  •
  Energy costs decreased 6.7%, primarily reflecting the depreciation of the Brazilian real against the U.S. dollar and the divestment of our aluminum assets in February 2011. These factors were partially offset by increased prices of fuel (principally used in our nickel operations).

  •
  Costs of purchasing products from third parties decreased 39.9%, mainly driven by lower purchases of nickel and reduced iron ore and iron ore pellet prices. Unlike in 2012, we purchased a large amount of finished nickel in the first half of 2011 to fill contracts because of problems with our Copper Cliff smelter in Sudbury.

  •
  Personnel costs increased 13.0%, primarily as a result of the higher number of employees we hired for project execution, and due to a new, two-year collective bargaining agreement in Brazil that included an 8.0% wage increase and a retention bonus for employees working in remote areas in Brazil.

  •
  Depreciation and depletion expense increased 4.3% due to the ramp-up of new projects in 2012. It was partially offset by the depreciation of the Brazilian real against the U.S. dollar.

  •
  Other costs of goods sold increased 11.1% in 2012. These costs consist mainly of freight, leasing fees related to our joint-venture pelletizing assets, demurrage and royalties.

          2011 compared to 2010.    Our total cost of goods sold increased 24.2% from 2010 to 2011. Of the US$4.979 billion increase in cost of goods sold, US$3.501 billion was attributable to the start-up of Onça Puma and the resumption of normal nickel operations in Canada and US$268 million was due to higher sales volumes and US$764 million was attributable to the average appreciation of the Brazilian real against the U.S. dollar. The remaining US$446 million increase refers mainly to increase of iron ore and nickel acquired from third parties.

  •
  Outsourced services costs (primarily for operational services such as waste removal, cargo freight and maintenance of equipment and facilities) increased 54.9%, driven primarily by the acquisition of fertilizer assets, the start-up of Onça Puma, the resumption of normal nickel operations in Canada, the appreciation of the Brazilian real against the U.S. dollar and also by increase freight prices.

  •
  Materials costs increased 31.4%, driven primarily by higher volumes sold and the appreciation of the Brazilian real against the U.S. dollar, as well as by the acquisition of the fertilizer assets and the resumption of normal nickel operations in Canada.

  •
  Energy costs increased 1.9%, primarily reflecting (i) the appreciation of the Brazilian real against the U.S. dollar, (ii) the acquisition of the fertilizer assets, (iii) the start-up of Onça Puma and (iv) the resumption of normal nickel operations in Canada, partially offset by a decline in electricity consumption due to the sale of aluminum assets.

  •
  Costs for the acquisition of products from third parties increased 36.7%, driven primarily by the purchase of iron ore, iron ore pellets and nickel. Increased nickel purchases reflected operational problems at the Copper Cliff smelter. Higher prices of iron ore and iron ore pellets also affected the cost of purchasing these products.

  •
  Personnel costs increased 50.8%, due primarily to (i) the acquisition of the fertilizer assets, (ii) the resumption of normal nickel operations in Canada, (iii) the signing of a new collective agreement in Brazil and (iv) the appreciation of the Brazilian real against the U.S. dollar.

  •
  Depreciation and depletion expense increased 33.3%, driven primarily by the impact of the acquired fertilizer assets, the resumption of normal nickel operations in Canada and the appreciation of the Brazilian real against the U.S. dollar.

  •
  Other costs of goods sold decreased 1.5%.

  Selling, general and administrative expenses

          2012 compared to 2011.    Selling, general and administrative expenses decreased 4.0%, or US$94 million, mainly as a result of the depreciation of the Brazilian real against the U.S. dollar, which was partially offset by the effects of a new two-year collective bargaining agreement in Brazil that increased wages by 8.0%.

          2011 compared to 2010.    Selling, general and administrative expenses increased 37.2%, or US$633 million, as a result of higher head count due to acquisitions, the signing of a new collective bargaining agreement in Brazil and the appreciation of the Brazilian real against the U.S. dollar.

  Research and development

          Our research and development expenses consist primarily of (i) expenditures for feasibility and other studies for new projects, (ii) expenditures on mineral exploration, which are recorded as expenses until the economic viability of the related mining activities can be established and (iii) expenditures to develop new processes and technological innovation and adaptation.

          2012 compared to 2011.    Research and development expenses decreased 11.7%, which reflects our focus on our most promising exploration projects and on a smaller number of projects under active study due to significant decreases in expenditures for feasibility and other studies for new project and mineral exploration, while expenditures for the development of new processes and technological improvements increased. The change reflected our renewed focus on long-term growth opportunities.

          2011 compared to 2010.    Research and development expenses increased 90.7%, which reflects a substantial increase in the scope of our mineral exploration activities and in the number of projects in development.

  Impairment of assets

          In 2012, we recognized impairments of assets amounting to US$4.023 billion. We identified impairments of (i) US$2.849 billion with respect to our nickel assets at Onça Puma, triggered by the failure of a furnace, (ii) US$1.029 billion with respect to coal assets in Australia due to increasing costs, falling market prices and reduced production levels, among other factors, and (iii) US$145 million with respect to other assets. See Note 14 to our consolidated financial statements. We had no impairment of assets in 2011 or 2010.

  Gain (loss) on sale of assets

          In 2012 we had a loss of US$491 million on the sale of assets, including (i) a US$22 million loss from the sale of our European manganese ferroalloy operations, (ii) a US$355 million loss from the sale of our coal operations in Colombia and (iii) a US$114 million loss from the sale of our fertilizer company, Araucaria. In 2011, we had a gain of US$1.513 billion from the sale of our aluminum operations to Norsk Hydro, while we had no gain or loss on sale of assets in 2010.

  Other expenses

          Other expenses include pre-operating expenses, which are expenses incurred by a project shortly before initial sales are made, and start-up expenses, which are expenses incurred by new operations before the initial sales target has been reached. They also include provisions for loss assets, litigation and contingencies, among other items.

          2012 compared to 2011.    Other expenses increased by US$838 million, mainly due to (i) a US$299 million increase in pre-operating and start-up expenses related to our Onça Puma and Vale New Caledonia projects and (ii) recognition of US$519 million as a probable loss related to the deductibility of transportation costs in determining the amount of CFEM payments.

          2011 compared to 2010.    Other expenses increased by US$605 million, mainly due to pre-operating and start-up expenses related to our Onça Puma and Vale New Caledonia projects and contingency expenses.

Operating income

          The following table provides, for the years indicated, information about our operating income and loss by product and, for each product, as a percentage of net operating revenues from sales of that product. Operating income of each business segment is discussed below under —Results of operations by segment.

	Year ended December 31,
	2010 Segment operating income (loss)		2011 Segment operating income (loss)		2012 Segment operating income (loss)
	(US$ million)	(% of net operating revenues)	(US$ million)	(% of net operating revenues)	(US$ million)	(% of net operating revenues)
Bulk materials:
Iron ore	US$ 17,347	62.5%	US$ 24,030	66.0%	US$ 12,266	45.5%
Iron ore pellets	3,511	57.2	4,427	55.8	3,617	55.1
Manganese ore	105	41.8	(39)	–	88	38.4
Ferroalloys	270	44.9	52	10.1	57	18.2
Coal	(169)	–	(484)	–	(1,676)	–
Base metals:
Nickel and other products	165	3.5	1,073	13.2	(3,816)	–
Copper concentrate	197	21.8	146	13.2	(76)	–
Aluminum products	286	11.3	73	19.3	–	–
Fertilizers:
Potash	(29)	–	(87)	–	23	7.9
Phosphates	(27)	–	243	10.6	100	4.0
Nitrogen	(41)	–	6	0.9	(28)	–
Other fertilizer products	1	8.3	70	100.0	74	100.0
Logistics:
Railroads	85	9.2	(139)	–	(270)	–
Ports	47	15.4	48	11.6	73	16.2
Shipping	(8)	–	–	–	–	–
Other products and services	(45)	–	(820)	–	(718)	–

Subtotal	21,695	47.9%	28,599	48.5%	9,714	20.4
Gain (loss) on sale of assets	–	–	1,513	–	(491)	–

Total	US$ 21,695	47.9%	US$ 30,112	51.0%	US$ 9,223	19.3%

          2012 compared to 2011.    Operating income as a percentage of net operating revenues (before gain or loss on sale of assets) decreased from 48.5% in 2011 to 20.4% in 2012. Without the impact of the US$4.023 billion impairment of fixed assets in 2012, operating income as a percentage of net operating revenues would have been 27.8% in 2012. The decline primarily resulted from significantly lower prices for all of our main products, while sales volumes showed little or no growth in 2012, except for iron ore pellets, metallurgical coal, manganese and fertilizers. Other factors contributing to the decrease include the temporary stoppage of our nickel operations at Sudbury, start-up costs at Onça Puma and start-up costs and inventory adjustments at VNC.

          2011 compared to 2010.    Operating income as a percentage of net operating revenues (before gain or loss on sale of assets) increased from 47.9% in 2010 to 48.5% in 2011. In general, all segments benefited from higher prices and volumes sold. The improvement in operating margin in nickel also reflected the resumption of normal operations after the end of the labor disruption in Canada. Lower margins for manganese and ferroalloys reflected weak markets and lower volumes.

Non-operating income (expenses)

          The following table details our net non-operating income (expenses) for the periods indicated.

	Year ended December 31,
	2010	2011	2012
	(US$ million)
Financial income	US$ 290	US$ 718	US$ 401
Financial expenses	(2,646)	(2,465)	(2,414)
Gains (losses) on derivatives, net	631	75	(120)
Foreign exchange gains (losses), net	102	(1,382)	(1,915)
Indexation gains (losses), net	242	(259)	247

Non-operating income (expenses)	US$ (1,381)	US$ (3,313)	US$ (3,801)

          2012 compared to 2011.    We had net non-operating expenses of US$3.801 billion in 2012, a 14.7% increase compared to net non-operating expenses of US$3.313 billion in 2011. This increase principally resulted from:

  •
  A decrease in financial income of US$317 million, mainly due to a lower average cash balance.

  •
  A decrease in financial expenses of US$51 million, attributable in part to lower interest expense on domestic debt.

  •
  The net effect of fair value changes in derivatives, which represented a loss of US$120 million in 2012 compared to a gain of US$75 million in 2011. This reflected the following main categories of derivatives transactions:

    •
    Currency and interest rate swaps—We recognized a net loss of US$263 million in 2012 from currency and interest rate swaps, compared to net loss of US$96 million in 2011. These swaps are primarily made to convert debt denominated in other currencies into U.S. dollars in order to protect our cash flow from exchange rate volatility.

    •
    Nickel derivatives—We recognized a net gain of US$171 million in 2012 compared to a gain of US$103 million in 2011. These derivatives are part of our nickel price protection program.

    •
    Bunker oil derivatives—We recognized a net gain of US$1 million in 2012 compared to a net gain of US$37 million in 2011. These derivatives were structured to minimize the volatility of the cost of maritime freight.

  •
  Net foreign exchange losses of US$1.915 billion in 2012 compared to net foreign exchange losses of US$1.382 billion in 2011, principally due to the depreciation of the Brazilian real against the U.S. dollar in 2012 and 2011.

  •
  A net indexation gain of US$247 million in 2012 compared to a loss of US$149 million in 2011, primarily due to the monetary variation in social contribution taxes paid in the third quarter of 2011, which offset increases in assets subject to indexation. This net variation is mainly due to judicial deposits, which are adjusted by a Brazilian inflation index.

          2011 compared to 2010.    We had net non-operating expenses of US$3.313 billion in 2011, compared to US$1.381 billion in 2010. The principal factor in the significant increase was the high level of foreign exchange losses in 2011, which is described further below along with other factors:

  •
  The increase in financial income reflected the high level of cash we built up during late 2010 and 2011, prior to our dividend payments and share repurchases in the fourth quarter of 2011.

  •
  Financial expenses declined by US$181 million, mainly due to a favorable change in the amount recognized for change in the fair value of our outstanding shareholder debentures.

  •
  The net effect of fair value changes in derivatives had a positive impact on earnings of US$75 million in 2011 and US$631 million in 2010. This reflected the following main categories of derivatives transactions:

    •
    Currency and interest rate swaps—We recognized net loss of US$96 million in 2011, compared to net income of US$487 million in 2010.

    •
    Nickel derivatives—We recognized net income of US$103 million in 2011 and net expense of US$84 million in 2010.

    •
    Bunker oil derivatives—We recognized net income of US$37 million in 2011.

  •
  The net impact of foreign exchange and monetary variations was a charge of US$1.382 billion, due to appreciation of the U.S. dollar (in which most our debt is denominated) against the Brazilian real (which is our functional currency). This compares with a gain of US$102 million in 2010, when there was a small depreciation of the U.S. dollar.

  •
  A net indexation loss of US$259 million in of 2011 compared to a gain of US$242 million in 2010, primarily due to the monetary variation in the social contribution taxes paid in the third quarter of 2011, which offset increases in assets subject to indexation. This net variation is mainly due to judicial deposits which are adjusted by a Brazilian inflation index.

Income taxes

          2012 compared to 2011.    For 2012, we recorded an income tax gain of US$833 million, compared to an income tax expense of US$5.282 billion in 2011. The tax gain resulted from the reversal of the US$1.236 billion deferred tax liability generated by the acquisition of Vale Fertilizantes S.A. (Vale Fertilizantes) by our subsidiary Mineração Naque S.A. (Naque) in 2010, which was followed by the merger of Naque and Vale Fertilizantes in June 2012—see Note 6 to our consolidated financial statements. We also had a tax benefit of US$1.327 billion resulting from impairment of fixed assets recognized in 2012. Excluding these factors, our effective tax rate was 18.3% in 2012 and 19.7% in 2011.

          2011 compared to 2010.    For 2011, we recorded net income tax expense of US$5.282 billion, compared to US$3.705 billion in 2010. The effective tax rate on our pretax income was 19.7%, lower than the statutory rate, mainly because of the tax benefit of shareholder distributions categorized as interest on shareholders' equity. For more information, see Note 6 to our consolidated financial statements. Exchange variations directly impact the exchange gains or losses recognized on transactions between the parent company and certain subsidiaries with lower statutory tax rates. Although those gains and losses are eliminated from reported consolidated pretax amounts in the consolidation and currency re-measurement process, they are not eliminated for tax purposes since in Brazil there is no consolidated income tax regime. Our effective tax rate has historically been lower than the Brazilian statutory rate because: (i) income of some non-Brazilian subsidiaries is subject to lower rates of tax; (ii) we are entitled under Brazilian law to deduct the amount of our distributions to shareholders that we classify as interest on shareholders' equity; and (iii) we benefit from tax incentives applicable to our earnings on production in certain regions of Brazil. In addition, some of the foreign exchange variations that affect our operating results are not taxable.

Equity in results of affiliates, joint ventures and other investments

          2012 compared to 2011.    Our equity in the results of affiliates and joint ventures was a net gain of US$640 million in 2012, compared to a net gain of US$1.135 billion in 2011. This decrease was principally attributable to lower sales prices for iron ore pellets through our joint venture Samarco.

          2011 compared to 2010.    Our equity in the results of affiliates and joint ventures was a net gain of US$1.135 billion in 2011, compared to a net gain of US$987 million in 2010. Our joint venture Samarco represented US$878 million of the 2011 amount, and the increase in 2011 was attributable to higher sales volumes and higher prices for iron ore pellets.

Impairment on investments

          In 2012, we recognized an impairment of US$1.641 billion on our investments, including (i) US$975 million on our interest in Norsk Hydro, due to volatility of aluminum prices and uncertainties about the European economy, (ii) US$583 million on our interest in CSA Thyssenkrupp due to changed expectations about future performance and (iii) US$83 million corresponding to Vale Soluções em Energia due to changes in our investment strategy. We had no impairment of investments in 2011 and 2010.

Results of operations by segment

  Bulk materials

          2012 compared to 2011.    Net operating revenues from sales of bulk materials were US$35.126 billion in 2012 and US$46.088 billion in 2011. The 23.8% decrease primarily reflected lower prices for iron ore and iron ore pellets.

          Our average realized prices were down 26.5% for iron ore and 23.7% for iron ore pellets due a decline in the average price premium and the general slowdown in global economic growth in 2012. After a sharp downward trend in prices in the third quarter of 2012 associated with a destocking cycle that resulted primarily from weak global demand for steel, market conditions improved in the last quarter. Both the supply response by high-cost producers to lower prices and the resumption of growth in Chinese demand influenced by investments in infrastructure and construction and sales of cars set the stage for a V-shaped recovery in prices. The volume of our iron ore sales in 2012 increased slightly (0.3%), and significantly higher iron ore pellet sales volume (8.4%) was mainly due to the ramp-up of our pellet plants in Oman.

          Our revenues from bulk materials in 2012 were positively affected by the 108.8% increase in metallurgical coal volumes that resulted from the ramp-up of Moatize and the recovery of Australian output. After the 2011 supply shock arising from the disruption of Australian production and exports due to heavy rains and flooding, prices of metallurgical coal have trended down, in line with the slower growth of global steel consumption, and the average realized price for metallurgical coal declined 27.2% in 2012. The volume of thermal coal we sold in 2012 decreased 41.3%, and our average realized prices for thermal coal fell 13.8%. Both of those trends primarily resulted from the sale of our coal assets in Colombia.

          Operating income on sales of bulk materials was US$14.352 billion in 2012 and US$27.986 billion in 2011. The 48.7% decrease reflects lower operating income on iron ore and iron ore pellets, which decreased because of lower prices. Margins were negatively affected by wage increases, higher maintenance and higher freight cost, which were partially offset by the decrease in prices of iron ore and iron ore pellets acquired from third parties. We had a small operating loss on sales of coal in both periods.

          2011 compared to 2010.    Net operating revenues from sales of bulk materials increased to US$46.088 billion in 2011 from US$35.513 billion in 2010. This 29.8% increase primarily reflected higher prices for iron ore and iron ore pellets. Our average realized prices were up 30.1% for iron ore and 21.0% for iron ore pellets, due primarily to strong demand from China while demand remained slow elsewhere, particularly in Europe. Volume sold was also up for iron ore (0.9%) and for iron ore pellets (5.9%).

          Revenues from bulk materials were also positively affected by higher prices for coal. Our average realized prices were up 35.7% for thermal coal, based on demand from the power industry, and 56.9% for metallurgical coal, based on demand from the steel industry, especially in China. The volume of metallurgical coal sold was adversely affected by heavy rains and flooding in Australia in the early part of 2011, while the volume of thermal coal sold increased based on higher production in Colombia and the ramp-up output at Moatize.

          Operating income on sales of bulk materials was US$27.986 billion in 2011 and US$21.064 billion in 2010. The 32.9% increase reflects higher operating income on iron ore and iron ore pellets, which increased because of higher prices. We had a small operating loss on sales of coal in both periods.

  Base metals

          2012 compared to 2011.    Net operating revenues from sales of base metals decreased to US$7.131 billion in 2012 from US$9.599 billion in 2011. The 25.7% decrease primarily reflected lower prices and volumes of nickel sold due to weaker demand from the stainless steel industry. Positive expectations led to a price recovery in the fourth quarter of 2012, but the decline in our sales volume was due to the longer than expected temporary suspension of mining operations in Sudbury for a health and safety review, a decrease of in-process inventory sales and lower purchased finished nickel sales. Although revenues from sales of copper concentrate also declined due to lower prices, the decrease was partially offset by higher volumes sold as a result of the start-up of Salobo.

          We recorded an operating loss on sales of base metals of US$3.892 billion in 2012, while we had operating income of US$1.292 billion in 2011. This significant decline was primarily due to (i) the US$3.816 billion operating loss on nickel and other products, which mainly resulted from lower prices for those products, and (ii) the US$2.848 billion impairment of our Onça Puma nickel assets.

          2011 compared to 2010.    Net operating revenues from sales of base metals increased to US$9.599 billion in 2011 from US$8.139 billion in 2010. The 17.9% increase primarily reflected higher volumes of nickel sold. With the end of labor strikes at our production sites in Sudbury and Voisey's Bay in the second half of 2010, the volume of nickel sold was 44.8% higher in 2011. The average sale price for nickel also increased 3.2%, reflecting an increase in the LME price due to continued strong demand. Revenues from sales of copper concentrate were also higher, based on higher prices. These effects were partly offset by the sale of our aluminum business in February 2011, because for 2011 we had only two months of aluminum sales.

          Operating income on sales of base metals was US$1.292 billion in 2011 and US$648 million in 2010. The 99.4% increase primarily reflected higher revenues from the significant increase in the volume of nickel sold, which was partially offset from the 74.5% decrease in operating income from the sale of aluminum products due to the transfer of a substantial part of our aluminum operations to Hydro in February 2011.

  Fertilizers

          2012 compared to 2011.    Net operating revenues from sales of fertilizers increased to US$3.570 billion in 2012 from US$3.322 billion in 2011. The 7.5% increase was mainly a result of an overall increase in sales volume of phosphate nutrients and the increase in phosphates production at our operations in Bayóvar, Peru and our plant in Uberaba, state of Minas Gerais. The increase in sales volume was partially offset by lower realized prices of most of the phosphate nutrients.

          Operating income on sales of fertilizers was US$169 million in 2012 and US$232 million in 2011. The 27.2% decrease primarily reflected the 58.9% decrease in operating income from the sale of phosphates as a result of higher costs and expenses. We had a small operating loss on sales of nitrogen in 2012.

          2011 compared to 2010.    Net operating revenues from sales of fertilizers increased to US$3.322 billion in 2011 from US$1.739 billion in 2010. We acquired our principal phosphate operations in May 2010, and the 91.0% increase in net operating revenues from sales of fertilizers in 2011 primarily reflects a full year of these operations compared to seven months in 2010. In addition, prices were up for both phosphates (13.1% higher average realized price) and nitrogen (35.7% higher average realized price), due to strong demand especially from the Brazilian agricultural sector.

          Operating income on sales of fertilizers was US$232 million in 2011, and we recorded an operating loss of US$96 million in 2010. We had operating losses on sales of all of our principal fertilizer products in 2010.

  Logistics

          2012 compared to 2011.    Net operating revenues from sales of logistics services decreased to US$1.387 billion in 2012 from US$1.456 billion in 2011. The 4.7% decline was primarily due to decreases in revenues from railroad transportation, by 10.3%, only partially offset by slightly higher revenues from port operations due to higher imports for the steel industry.

          We recorded an operating loss on sales of logistics services of US$197 million in 2012 compared to an operating loss of US$91 million in 2011. The greater losses were mainly due to the 94.2% increase in operating losses of our railroad services business.

          2011 compared to 2010.    Net operating revenues from sales of logistics services decreased to US$1.456 billion in 2011 from US$1.235 billion in 2010. Gross revenues from sales of logistics services increased 17.9%. Revenues from railroad transportation increased 14.3%, while revenues from port operations increased 30.6% due to higher imports for the steel industry.

          We recorded an operating loss on sales of logistics services of US$91 million in 2011 compared to operating income of US$124 million in 2010. The losses resulted primarily from operating losses of our railroad services business.

LIQUIDITY AND CAPITAL RESOURCES

Overview

          In the ordinary course of business, our principal funding requirements are for capital expenditures, dividend payments and debt service. We have historically met these requirements by using cash generated from operating activities and through borrowings, supplemented occasionally by dispositions of assets.

          For 2013, we have budgeted capital expenditures of US$16.3 billion, including US$10.1 billion for project execution, US$5.1 billion for sustaining existing operations and US$1.1 billion for R&D expenditures. Our Board of Executive Officers has proposed a minimum dividend payment for 2013 of US$4.0 billion, subject to approval by our Board of Directors. We paid US$6.0 billion in dividends in 2012.

          We expect our operating cash flow and cash holdings to be sufficient to meet these anticipated requirements. We also regularly review acquisition and investment opportunities and, when suitable opportunities arise, we make acquisitions and investments to implement our business strategy. We may fund these investments with borrowings.

Sources of funds

          Our principal sources of funds are operating cash flow and borrowings. The amount of operating cash flow is strongly affected by global prices for our products. In 2012, our operating activities generated cash flows of US$16.595 billion in 2012, compared to US$24.496 billion in 2011, reflecting lower prices.

          Our major new borrowing transactions in 2012 and to date in 2013 are summarized below:

  •
  In October 2012, we issued a R$2.5 billion export credit note to a Brazilian commercial bank that will mature in 2022.

  •
  In September 2012, we entered into a financing agreement with BNDES of R$3.9 billion to implement the CLN 150 Mtpy project, which will expand logistics infrastructure in Vale's Northern System.

  •
  In September 2012, we issued US$1.5 billion notes due 2042, with a coupon of 5.625% per year, payable semi-annually.

  •
  In July 2012, we issued €750 million notes due 2023, with a coupon of 3.750% per year, payable annually.

  •
  In January 2012, our wholly-owned finance subsidiary Vale Overseas issued US$1 billion notes due 2022, guaranteed by Vale, with a coupon of 4.375% per year, payable semi-annually. In April 2012, Vale Overseas reopened the notes and issued an additional US$1.250 billion.

          In addition to the transactions described above, during 2012 we also borrowed US$2.679 billion under our existing financing agreements.

          In March 2013, we received US$1.9 billion as part of the consideration for our sale to Silver Wheaton of 25% of the gold produced as a by-product at our Salobo copper mine for the life of that mine and 70% of the gold produced as a by-product at our Sudbury nickel mines for the next 20 years. We will also receive ongoing payments of the lesser of US$400 (which in the case of Salobo is subject to a 1% annual inflation adjustment) and the prevailing market price, for each ounce of gold that we deliver in connection with the transaction. As further consideration, we also received 10 million warrants exercisable into Silver Wheaton shares, with a strike price of US$65.0 and a 10-year term.

          In 2012, we received proceeds from the disposal of various assets that we determined were non-strategic, including (i) our stake in CADAM, representing our entire kaolin business, (ii) our thermal coal operations in Colombia, (iii) 10 large ore carriers, (iv) our interest in Vale Manganèse France SAS and Vale Manganese Norway AS, which constituted all of our manganese ferroalloy operations in Europe and (v) our stake in Araucária and (vi) our 25% participation in the BM-ES-22A concession in the Espírito Santo Basin, Brazil. See Information on the company—Business overview—Significant changes in our business. These dispositions produced cash for us in 2012 and in 2013; the portion that we received during 2012 was US$974 million.

Uses of funds

  Capital and R&D expenditures

          Capital and R&D expenditures in 2012 amounted to US$17.7 billion, including US$11.6 billion for project execution, US$4.6 billion dedicated to sustaining existing operations and US$1.5 billion for R&D expenditures. Our actual capital expenditures may differ from those reported in our cash flow statements, because actual figures include some amounts that are treated as current expenses for accounting purposes, such as expenses for project development, maintenance of existing assets and research and development. There may also be differences due to the fact that some actual figures are converted into U.S. dollars at the exchange rate on the date of each cash disbursement, whereas figures reported in our cash flow statements are converted into U.S. dollars based on average exchange rates. For more information about the specific projects for which we have budgeted funds, see —Capital and R&D expenditures.

  Distributions and repurchases

          We paid total dividends of US$6.0 billion in 2012 (including distributions classified as interest on shareholders' equity), consisting of US$3.0 billion in April and US$3.0 billion in October. The minimum dividend proposed by our Board of Executive Officers for 2013 is US$4.0 billion, including a proposed first installment of US$2.25 billion to be paid on April 30, 2013, subject to approval by our Board of Directors.

          We did not repurchase any of our shares in 2012, while we spent US$3.0 billion on repurchases in 2011.

  Tax payments

          We paid US$1.238 billion in income tax during 2012, compared with US$7.293 billion in 2011. The amount relating to 2011 includes US$3.746 billion in social contribution tax (contribuição social sobre o lucro líquido—CSLL) that we paid as a result of an adverse decision by a Brazilian court in order to avoid a penalty that would otherwise have applied 30 days after the decision.

Debt

          At December 31, 2012, our outstanding debt was US$30.267 billion (including US$29.842 billion of principal and US$425 million of accrued interest) compared with US$23.033 billion at the end of 2011. At December 31, 2012, US$1.450 billion of our debt was secured by liens on some of our assets. At December 31, 2012, the average debt maturity was 10.14 years, compared to 9.81 years in 2011.

          At December 31, 2012, we had no outstanding short-term debt.

          Our major categories of long-term indebtedness are as follows. The principal amounts given below include the current portion of long-term debt and exclude accrued charges.

  •
  U.S. dollar-denominated loans and financing (US$3.981 billion at December 31, 2012).    This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations. The largest facility is a pre-export financing facility linked to future receivables from export sales, which was originally entered in the amount of US$6.0 billion, of which US$400 million was outstanding at December 31, 2012.

  •
  U.S. dollar-denominated fixed rate notes (US$13.581 billion at December 31, 2012).    We have issued in public offerings several series of fixed-rate debt securities, directly by Vale and through our finance subsidiary Vale Overseas Limited, guaranteed by Vale, totaling US$12.881 billion. Our subsidiary Vale Canada has outstanding fixed rate debt in the amount of US$700 million.

  •
  Euro-denominated fixed rate notes (US$1.979 billion at December 31, 2012).    On March 24, 2010, we issued €750 million of fixed-rate notes in a global public offering. These notes are due in 2018 and have a coupon of 4.375% per year, payable annually. In July 2012, we issued €750 million of fixed-rate notes in a global public offering. These notes are due in 2023 and have a coupon of 3.75% per year, payable annually.

  •
  Real-denominated non-convertible debentures (US$2.336 billion at December 31, 2012).    This category includes the debentures issued in the Brazilian market. The largest is a non-convertible debenture issued in November 2006 that matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year. At December 31, 2012, the total outstanding amount was US$1.957 billion.

  •
  Other debt (US$7.965 billion at December 31, 2012).    We have outstanding debt, principally owed to BNDES and Brazilian commercial banks, denominated in Brazilian reais and other currencies.

          In addition to our sources of long-term indebtedness described above, we have a variety of credit lines. At December 31, 2012, these included the following:

  •
  A credit line for US$528 million with a syndicate of financial institutions to finance the acquisition of five large ore carriers and two capesize bulkers at two Korean shipyards. As of December 31, 2012, we had drawn US$409 million under this facility and the remaining portion of the Facility was canceled.

  •
  A credit line for US$1.0 billion with Export Development Canada to finance our investment program. As of December 31, 2012, we had drawn US$975 million under this facility.

  •
  A US$1.2 billion facility with The Export-Import Bank of China and the Bank of China Limited to finance the construction of 12 very large ore carriers. As of December 31, 2012, we had drawn US$837 million under this facility.

  •
  Framework agreements signed in May 2008 with the Japan Bank for International Cooperation ("JBIC") and Nippon Export and Investment Insurance ("NEXI") for US$5.0 billion of financing for mining, logistics and power generation projects. Under the NEXI framework agreement, we have signed and fully drawn a US$300 million export facility, through our subsidiary PTVI, with Japanese financial institutions to finance the construction of the Karebbe hydroelectric power plant on the Larona River in Sulawesi, Indonesia.

  •
  Credit lines for R$7.3 billion, or US$3.6 billion, with BNDES to finance our investment program. As of December 31, 2012, we had drawn the equivalent of US$1.8 billion under this facility.

  •
  A facility with BNDES totaling R$877 million, or US$429 million, to finance the acquisition of domestic equipment and investments in projects. As of December 31, 2012, we had drawn the equivalent of US$386 million under this facility.

          We have a revolving credit facility with a syndicate of international banks, which will mature in April 2016. At December 31, 2012, the total amount available under this facility was US$3.0 billion, which can be drawn by Vale, Vale Canada and Vale International. As of December 31, 2012, we had not drawn any amounts under this facility. Some of our long-term debt instruments contain financial covenants.

          Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements.

          In addition to our indebtedness, we have outstanding shareholder debentures issued in 1997 in connection with our privatization. The debentures provide for payments to holders based on certain revenues from certain of our Brazilian operations. See Additional information—Shareholder debentures and Note 21 to our consolidated financial statements.

          We have a 9% interest in Norte Energia, a company formed to build the Belo Monte hydroelectric facility. We have committed to guarantee a portion, equal to our share ownership percentage, of the debt incurred by Norte Energia under a R$22.5 billion credit facility from BNDES and other lenders to finance the construction. We have also agreed to pledge our interest in Norte Energia to secure the financing.

 CONTRACTUAL OBLIGATIONS

          The following table summarizes our contractual obligations at December 31, 2012. This table excludes other common non-contractual obligations that we may have, including pension obligations, deferred tax liabilities and contingent obligations arising from uncertain tax positions, all of which are discussed in the notes to our consolidated financial statements.

	Payments due by period
	Total	Less than 1 year	2014-2015	2016-2017	Thereafter
	(US$ million)
Long-term debt, including current portion, less accrued interest	US$29,842	US$3,043	US$2,575	US$4,182	US$20,042
Interest payments(1)	18,813	1,585	2,830	2,480	11,918
Operating lease obligations(2)	1,538	159	324	284	771
Purchase obligations(3)	9,755	5,285	2,967	550	953

Total	US$59,948	US$10,072	US$8,696	US$7,496	US$33,684

(1)
Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2012 and assuming that (i) all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payments dates, and (ii) our perpetual bonds are redeemed on the first permitted redemption date.
(2)
Amounts include fixed payments related to the operating lease contracts for the pellet plants.
(3)
Obligations to purchase materials. Amounts are based on contracted prices, except for purchases of iron ore from mining companies located in Brazil.

OFF-BALANCE SHEET ARRANGEMENTS

          At December 31, 2012, we did not have any off-balance sheet arrangements as defined in the SEC's Form 20-F. For information on our contingent liabilities see Note 21 to our consolidated financial statements.

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

          Our Environmental Department defines the rules and procedures that should be used to evaluate our asset retirement obligations. The future costs of retirement of our mines and sites are reviewed annually, in each case considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate. At December 31, 2012, we estimated the fair value of our aggregate total asset retirement obligations to be US$2.403 billion.

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

          We are required to assign goodwill to reporting units and to assess each reporting unit's goodwill for impairment at least annually and whenever circumstances indicating that recognized goodwill might not be fully recovered are identified. On September 15, 2011, FASB issued Accounting Standards Update (ASU) No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The standard provides the option to first assess qualitative factors to determine whether it is necessary to further perform the first and second steps of the goodwill impairment test. In assessing the qualitative factors, if it is more likely than not that the fair value of the reporting unit exceeds its carrying amount, the first and second steps of the goodwill impairment test are not required and no goodwill impairment charge is required. Otherwise, the entity will be required to perform the first and second steps of the goodwill impairment test to assess whether an impairment exists. In the first step of a goodwill impairment test, we compare a reporting unit's fair value with its carrying amount to identify any potential goodwill impairment loss. If the carrying amount of a reporting unit exceeds the unit's fair value, we carry out the second step of the impairment test to measure the amount, if any, of the unit's goodwill impairment loss. Goodwill arising from a business combination with a continuing non-controlling interest is tested for impairment by using an approach that is consistent with the approach that the entity used to measure the non-controlling interest at the acquisition date. For equity investees we determine annually whether there is another-than-temporary decline in the fair value of the investment.

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

          Recognition of additional goodwill impairment charges depend on several estimates, including market conditions, recent actual results and management's forecasts. It is not possible at this time to determine whether an impairment charge will be taken in the future and if it were to be taken, whether such charge would be material. In 2012, we recognized substantial impairments on fixed assets and on investments. See Note 14 to our consolidated financial statements.

Derivatives

          We are required to recognize all derivative financial instruments, whether designated in hedging relationships or not, on our balance sheet and to measure such instruments at fair value. The gain or loss in fair value is included in current earnings, unless the derivative to which the gain or loss is attributable qualifies for hedge accounting. We have entered into cash flow hedges that qualify for hedge accounting. Unrealized fair value adjustments to cash flow hedges are recognized in other comprehensive income. We use well-known market participants' valuation methodologies to compute the fair value of instruments. To evaluate the financial instruments, we use estimates and judgments related to present values, taking into account market curves, projected interest rates, exchange rates, forward market prices and their respective volatilities, when applicable. We evaluate the impact of credit risk on financial instruments and derivative transactions, and we enter into transactions with financial institutions that we consider to have a high credit quality. The exposure limits to financial institutions are proposed annually by the Executive Risk Committee and approved by the Board of Executive Officers. The financial institution's credit risk tracking is performed making use of a credit risk valuation methodology that considers, among other information, published ratings provided by international rating agencies and other management judgments. During 2012, we implemented hedge accounting partially for strategic nickel hedge, foreign exchange hedge and bunker costs hedge. At December 31, 2012, we had US$27 million of realized losses related to derivative instruments designated as cash flow hedges. In 2012, we recorded to the income statement net losses of US$120 million in relation to derivative instruments.

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

          The provision for contingencies at December 31, 2012, totaling US$21.016 billion, consists of provisions of US$1.728 billion for labor, US$1.124 billion for civil, US$16.492 billion for tax and US$1.672 billion for other claims.

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
          In furtherance of this objective and in order to further improve our corporate governance practices, our Board of Directors has established a company-wide risk management policy and an Executive Risk Management Committee. The risk management policy requires that we regularly evaluate and monitor the corporate risk on a consolidated basis in order to guarantee that our overall risk level remains in line with the guidelines defined by the Board of Directors and the Board of Executive Officers.

          The Executive Risk Management Committee is responsible for supporting the Board of Executive Officers in performing risk analysis and for issuing opinions regarding corporate risk management. The committee is also responsible for the supervision and revision of the principles and instruments of company-wide risk management, in addition to reporting periodically to the Board of Executive Officers regarding the major risks we are exposed to and the impact of new investments, projects and disinvestments in our risk profile. As of March 2013, the members of the Executive Risk Management Committee were: Luciano Siani Pires, Chief Financial Officer and Executive Director for Investor Relations, José Carlos Martins, Executive Officer responsible for Ferrous Minerals Operations and Marketing, Sonia Zagury, Global Head of Treasury and Finance, Efrem José Daumas Junior, Planning, Development and Continuous Improvement Director and Roberto Moretzsohn, Fertilizers Commercial and Marketing Director.

          Under our risk management policy, we may assign specific risk limits to certain management activities that require market, credit or sovereign risk limits, in accordance with the acceptable corporate risk limit.

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

          At December 31, 2012, Vale had outstanding positions designated as hedging relationships, or more specifically, cash flow hedges. A cash flow hedge is a hedge of the exposure to the variability in expected future cash flows that is attributable to a particular risk, such as a forecasted purchase or sale. If a derivative is designated as cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement at the time the hedged item is recorded, enabling gains and losses on the hedging instrument to be recognized in the income statement in the same period as offsetting losses or gains on the hedged item. However, the ineffective portion of changes in the fair value of the derivatives designated as hedges is recognized in the income statement. Consequently, if a portion of a derivative contract is excluded for purposes of effectiveness testing, the value of such excluded portion is recognized on the income statement.

          The asset (liability) balances at December 31, 2012 and 2011 and the movement in fair value of derivative financial instruments are shown in the following table.

	Interest rates (LIBOR)/ Currencies	Aluminum products	Copper/ Coal	Nickel	Freight	Fuel	Gas	Total
Fair value at January 1, 2011	US$ 391	US$(61)	US$(2)	US$ (67)	US$(2)	US$ 16	–	US$ 275
Financial settlement	(435)	4	2	(89)	2	(49)	–	(565)
Unrealized gains (losses) in the year	(95)	–	–	317	–	37	–	259
Effect of exchange rate changes	(107)	57	–	–	–	–	–	(50)

Unrealized gain (loss) at December 31, 2011	US$(246)	US$ –	US$ –	US$ 161	US$ –	US$ 4	US$ –	US$ (81)

Fair value at January 1, 2012	US$(246)	–	–	US$ 161	–	US$ 4	–	US$ (81)
Financial settlement	(317)	–	–	(170)	–	(6)	–	(493)
Unrealized gains (losses) in the year	(269)	–	–	21	–	1	(2)	(249)
Effect of exchange rate changes	19	–	–	–	–	–	–	19

Unrealized gain (loss) at December 31, 2012	US$(813)	US$ –	US$ –	US$ 12	US$ –	US$ (1)	US$(2)	US$(804)

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

          We use swap transactions to effectively convert debt linked to Brazilian reais and Euros into U.S. dollars. These transactions typically have similar—or sometimes earlier—settlement dates than the final maturity dates of the associated debt instruments. Likewise, the notional amounts of the swap transactions are similar to the principal and interest payments of the debt, subject to liquidity market conditions. The swaps with shorter settlement dates are then renegotiated over time so that their final maturity matches, or approaches, the debt's final maturity. At each settlement date, the results of the swap transactions partially offset the impact of the foreign exchange rate in Vale's obligations, helping stabilize the cash disbursements in U.S. dollars.

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

	At December 31,
	2011			2012
	(US$ million, except percentages)
Floating rate debt:
Real-denominated	US$	7,595	33.5%	US$	9,509	31.9%
Denominated in other currencies		3,250	14.3%		3,989	13.4%

Fixed rate debt:
Real-denominated		400	1.8%		517	1.7%
Denominated in other currencies		11,455	50.4%		15,828	53.0%

Subtotal		22,700	100.0%		29,842	100.0%
Accrued charges		333			425

Total	US$	23,033		US$	30,267

          The following table provides information about our debt obligations as of December 31, 2012. It presents the principal cash flows and related weighted average interest rates of these obligations by expected maturity date. Weighted average variable interest rates are based on the applicable reference rate at December 31, 2012. Actual cash flows of these debt obligations are denominated mainly in U.S. dollars or reais, as indicated.

	Weighted average interest rate(1)(2)	2013	2014	2015	2016	2017	To 2040	Total	Fair value cash flow at December 31, 2012(3)
	(%)	(US$ million)
US$-denominated
Fixed rate:
Bonds	5.97%	US$ 124	–	US$ 300	US$ 951	US$1,212	US$10,977	US$13,585	US$15,898
Loans	8.50%	–	–	–	–	–	42	42	42
Floating rate:
Loans	2.04%	166	266	281	281	281	1,309	2,585	2,832
Trade finance	1.63%	435	35	35	35	185	624	1,350	1,407

Subtotal		725	302	616	1,268	1,679	12,971	17,561	20,180

Real-denominated
Fixed rate loans	4.55%	44	65	66	66	66	208	517	519
Floating rate loans	6.87%	2,260	980	497	520	523	4,350	9,130	9,228

Subtotal		2,304	1,045	563	586	590	4,559	9,647	9,748

Denominated in other currencies
Fixed rate
Eurobonds	4.07%	–	–	–	–	–	1,980	1,980	2,143
Loans	11.57%	5	18	18	23	23	135	221	221
Floating rate loans	3.14%	9	7	6	7	6	19	54	54

Subtotal		14	25	24	30	29	2,133	2,255	2,418

No maturity		–	–	–	–	–	379	379	379

Total		US$3,043	US$1,371	US$1,203	US$1,884	US$2,298	US$20,042	US$29,842	US$32,724

(1)
Weighted average interest rates do not take into account the effect of the derivatives.
(2)
Weighted average variable interest rates are based on the applicable reference rate at December 31, 2012.
(3)
Includes only long-term debt obligations.

          As of December 31, 2012, the total principal amount and interest of our real-denominated debt converted through swaps into U.S. dollars was US$8.2 billion and the total principal amount and interest of our euro-denominated debt converted through swaps into U.S. dollars was US$2.0 billion, with an average cost in U.S. dollars of 3.16% per year after swap transactions and with maturity until September 2029. Most of those contracts are subject to semi-annual interest payments.

  Protection program for real-denominated debt indexed to CDI

          In order to reduce cash flow volatility, we entered into swap transactions to convert to U.S. dollars the cash flows on debt instruments denominated in reais linked to CDI. In those swaps, Vale pays either fixed rates or floating LIBOR rates in U.S. dollars and receives payments linked to CDI.

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2012	2011	Index			2012	2011
	(million)					(US$ million)
CDI vs. fixed rate swap
Receivable	R$ 8,184	R$ 5,542	CDI	106.33%	2017	US$ 4,110	US$ 3,049
Payable	US$4,425	US$3,144	USD	3.64%		(4,633)	(3,252)

Total						US$ (523)	US$ (203)

CDI vs. floating rate swap
Receivable	R$ 428	R$ 428	CDI	103.50%	2015	US$ 217	US$ 242
Payable	US$ 250	US$ 250	LIBOR	0.99%		(257)	(260)

Total						US$ (40)	US$ (18)

  Protection program for real-denominated debt indexed to TJLP

          In order to reduce cash flow volatility, we entered into swap transactions to convert to U.S. dollars the cash flows related to indebtedness to BNDES indexed to TJLP. In these swaps, we pay either fixed or floating rates in U.S. dollars and receive payments linked to TJLP.

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2012	2011	Index			2012	2011
	(million)					(US$ million)
TJLP vs. fixed rate swap(1)
Receivable	R$ 3,268	R$ 3,107	TJLP	1.38%	2019	US$ 2,244	US$ 1,567
Payable	US$1,694	US$1,611	USD	2.34%		(2,427)	(1,576)

Total						US$ (184)	US$ (9)

TJLP vs. floating rate swap(1)
Receivable	R$ 626	R$ 774	TJLP	0.90%	2019	US$ 282	US$ 372
Payable	US$ 356	US$ 365	LIBOR	(1.15)%		(324)	(309)

Total						US$ (42)	US$ 63

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

	Notional value at December 31,					Fair value at December 31,
				Average rate	Final maturity
Flow	2012	2011	Index			2012	2011
	(million)					(US$ million)
BRL fixed rate vs. USD fixed rate swap
Receivable	R$ 795	R$ 615	Fixed	4.64%	2016	US$ 359	US$ 277
Payable	US$ 442	US$ 355	USD	(1.03)%		(406)	(300)

Total						US$ (47)	US$ (23)

  Foreign exchange cash flow hedges

          From time to time, we enter into swap transactions to mitigate our exchange rate exposure arising from the currency mismatch between our revenues in U.S. dollars and our disbursements and investments in reais. Those transactions were designated as cash flow hedges. We had no open positions on December 31, 2012.

	Notional value at December 31,
						Fair value at December 31,
				Average rate	Final maturity
Flow	2012	2011	Index			2012	2011
	(million)					(US$ million)
Receivable	–	R$ 820	Fixed	–	–	–	US$427
Payable	–	US$450	USD	–		–	(440)

Total						–	US$(13)

  Protection program for euro-denominated fixed rate debt

          In order to hedge the cash flow volatility, we entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars.

	Notional value at December 31,
						Fair value at December 31,
				Average rate	Final maturity
Flow	2012	2011	Index			2012	2011
	(million)					(US$ million)
Receivable	€1,000	€500	EUR	4.063%	2023	US$ 1,521	US$ 723
Payable	US$1,288	US$675	USD	4.511%		(1,504)	(759)

Total						US$ 17	US$ (36)

  Foreign exchange hedging program for disbursements in Canadian dollars

          In order to reduce the cash flow volatility, we entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

	Notional amount at December 31,
						Fair value at December 31,
				Average rate (CAD/USD)	Final maturity
Flow	2012	2011	Buy/Sell			2012	2011
	(million)					(US$ million)
Forward	CAD1,362	–	Buy	1.013	2016	8	–

  Protection program for interest rate exposure

          In order to reduce our exposure to certain debt maintenance costs, we entered into a treasury 10-year forward transaction (buyer) in the last quarter of 2011 indexed to the interest rate on that debt. This program ended in January 2012.

	Notional amount at December 31,
						Fair value at December 31,
				Average rate (%p.a.))	Final maturity
Flow	2012	2011	Buy/Sell			2012	2011
	(million)					(US$ million)
Forward	–	US$900	Buy	–	–	–	(5.3)

Product price and input cost risk

          We are also exposed to market risks associated with commodities price volatilities. In line with our risk management policy, we also employ risk mitigation strategies against this risk that can include forward transactions, futures contracts and zero-cost collars.

  Nickel sales hedging program

          In order to reduce cash flow volatility, we entered into forward-sale transactions that were accounted for as cash flow hedges. These transactions fixed the prices of part of the sales in the period. We had no open positions on December 31, 2012.

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/ton)	Final maturity
Flow	2012	2011	Buy/Sell			2012	2011
	(ton)					(US$ million)
Forward	–	19,998	Sell	–	–	–	125

  Nickel fixed price program

          In order to maintain the exposure to nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying nickel forwards (over-the-counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the "Nickel sales hedging program", described above, is executed, this program is interrupted. We had no open positions on December 31, 2012.

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/ton)	Final maturity
Flow	2012	2011	Buy/Sell			2012	2011
	(ton)					(US$ million)
Nickel futures	–	162	Buy	–	–	–	(0.4)

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

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/ton)	Final maturity
Flow	2012	2011	Buy/Sell			2012	2011
	(ton)					(US$ million)
Nickel futures	210	228	Sell	17,045	2013	0	0.03

  Copper scrap purchase protection program

          This program was implemented in order to reduce cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of sale of final products to customers. Copper scrap, combined with other raw materials or inputs, is used to produce copper by Vale Canada, our wholly-owned subsidiary. This program usually is implemented by the sale of forwards or futures on the LME or over-the-counter operations.

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/lbs)	Final maturity
Flow	2012	2011	Buy/Sell			2012	2011
	(lbs)					(US$ million)
Forward	937,517	892,869	Sell	3.66	2013	0	0.1

  Embedded derivatives—raw material and intermediate products purchase

          Our cash flow is also exposed to various market risks associated with certain of our contracts that contain embedded derivatives or behave as derivatives. These derivatives may be embedded in, but are not limited to, commercial contracts, purchase agreements, leases, bonds, insurance policies and loans.

          Our wholly-owned subsidiary Vale Canada has nickel concentrate and raw materials purchase agreements, in which there are provisions tied to the movement of nickel and copper prices, which function as embedded derivatives.

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/ton)	Final maturity
Flow	2012	2011	Buy/Sell			2012	2011
	(ton)					(US$ million)
Nickel forwards	2,475	1,951	Buy	16,968	2013	(1.08)	0.36
Copper forwards	7,272	6,653		7,899		(0.46)	(0.48)

Total						(1.54)	(0.12)

          Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there?s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

	Notional amount at December 31,					Fair value at December 31,
				Average strike (USD/ton)	Final maturity
Flow	2012	2011	Buy/Sell			2012	2011
	(volume)					(US$ million)
Call options	746,667	–	Sell	179.36	2016	(2.3)	–

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

  Treasury credit risk management

          To manage the credit exposure arising from cash investments and derivative instruments, our Board of Executive Officers approves, on an annual basis, credit limits by counterparty. Furthermore, the risk management department controls our portfolio diversification, the aggregate exposure related to counterparty credit spread volatility and the overall credit risk of the treasury portfolio. All positions are monitored and reported periodically to the Executive Risk Management Committee and to the Board of Executive Officers.

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

          We mitigate operational risk with new controls and improvement of existing ones, new mitigation plans and transfer of risk through insurance. As a result, the Company seeks to have a clear view of its major risks, the best cost-benefit mitigation plans it must invest in and the controls in place to monitor the impact of operational risk closely and to efficiently allocate capital to reduce it.

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

          The following table sets forth information regarding ownership of Vale shares as of December 31, 2012 by the shareholders we know beneficially own more than 5% of any class of our outstanding capital stock, and by our directors and executive officers as a group.

	Common shares owned	% of class	Preferred shares owned	% of class
Valepar(1)	1,716,435,045	52.7%	20,340,000	1.0%
BNDESPAR(2)	206,378,881	6.3%	67,342,071	3.2%
Aberdeen Asset Management PLC	1,330,000(3)	Less than 1.0%	156,956,731(4)	7.44%
Directors and executive officers as a group	30,345	Less than 1.0%	583,135	Less than 1.0%

(1)
See the following tables for information about Valepar's shareholders.
(2)
BNDESPAR is a wholly-owned subsidiary of BNDES. The figures do not include common shares beneficially (as opposed to directly) owned by BNDESPAR.
(3)
Information provided by Aberdeen Asset Management PLC on March 15, 2013.
(4)
Based on a beneficial ownership report dated March 12, 2013.

          The Brazilian government also owns 12 golden shares of Vale, which give it veto powers over certain actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities.

          The table below set forth information regarding ownership of Valepar common shares as of February 28, 2013.

	Common shares owned	% of class
Valepar shareholders
Litel Participações S.A.(1)	637,443,857	49.00%
Eletron S.A.(2)	380,708	0.03%
Bradespar S.A.(3)	275,965,821	21.21%
Mitsui(4)	237,328,059	18.24%
BNDESPAR(5)	149,787,385	11.51%

Total	1,300,905,830	100.00%

(1)
Litel owns 200,864,272 preferred class A shares of Valepar, which represents 71.41% of the preferred class A shares. LitelA, an affiliate of Litel, owns 80,416,931 preferred class A shares of Valepar, which represents 28.59% of the preferred class A shares. LitelB, also an affiliate of Litel, owns 18,796,602 preferred class C shares of Valepar, which represents 29.25% of the preferred class C shares.
(2)
Eletron owns 23,787 preferred class C shares of Valepar, which represents 0.037% of the preferred class C shares.
(3)
Bradespar is controlled by a control group consisting of Cidade de Deus—Cia. Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Nova Cidade de Deus Participações S.A. Bradespar owns 9,655,791 preferred class C shares of Valepar, which represents 15.026% of the preferred class C shares. Brumado Holdings Ltda., a subsidiary of Bradespar, owns 7,587,000 preferred class C shares of Valepar, which represents 11.81% of the class.
(4)
Mitsui owns 14,828,641 preferred class C shares of Valepar, which represents 23.08% of the preferred class C shares.
(5)
BNDESPAR owns 13,368,899 preferred class C shares of Valepar, which represents 20.80% of the preferred class C shares.

          The table below sets forth information regarding ownership of Litel Participações S.A., one of Valepar's shareholders, as of February 28, 2013.

	Common shares owned	% of class
Litel Participações S.A. shareholders(1)
BB Carteira Ativa	193,740,121	78.40%
Carteira Ativa II	31,688,443	12.82%
Carteira Ativa III	19,115,620	7.74%
Singular	2,583,919	1.046%
Caixa de Previdência dos Funcionários do Banco do Brasil	22	–
Others	219	–

Total	247,128,345	100.00%

(1)
Each of BB Carteira Ativa and Carteira Ativa II is a Brazilian investment fund. BB Carteira Ativa is 100.00% owned by Caixa de Previdência dos Funcionários do Banco do Brasil ("Previ"). Carteira Ativa II is 100% owned by Funcef. Carteira Ativa III is 100% owned by Petros. Singular is 100% owned by Fundo de Investimentos em Cotas de Fundo de Investimento em Ações VRD ("FIC de FI em Ações VRD"). FIC de FI em Ações VRD is 100% owned by Fundação Cesp. Each of Previ, Petros, Funcef and Fundação Cesp is a Brazilian pension fund.

          The shareholders of Valepar are parties to a shareholders' agreement, which expires in 2017. The Valepar shareholders' agreement also:

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

 RELATED PARTY TRANSACTIONS

          We have engaged, and expect to continue to engage, in arm's-length transactions with certain entities controlled by, or affiliated with, our controlling shareholders.

  •
  Bradesco—Bradespar, a controlling shareholder of Valepar, is controlled by a group of entities that also control Banco Bradesco S.A. ("Bradesco"). Bradesco and its affiliates are full service financial institutions that have performed, and may perform in the future, certain investment banking, advisory or general financing and banking services for us and our affiliates, from time to time, in ordinary course of business.

  •
  Banco do Brasil—Previ, a pension fund of the employees of Banco do Brasil, owns 100% of the investment fund BB Carteira Ativa, which holds the majority of the common equity of Litel Participações S.A., which holds 49% of the common equity of Valepar. Banco do Brasil appoints three out of the six members of Previ's senior management. An affiliate of Banco do Brasil is the manager of BB Carteira Ativa. Banco do Brasil is also a full service financial institution, and Banco do Brasil and its affiliates have performed, and may perform in the future, certain investment banking, advisory or general financing and banking services for us and our affiliates, from time to time, in ordinary course of business.

  •
  Mitsui—We have commercial relationships in the ordinary course of our business with Mitsui, a large Japanese conglomerate and a shareholder of Valepar.

  •
  BNDES—BNDES is the parent company of one of our major shareholders, BNDESPAR. We and BNDES, the Brazilian state-owned development bank, are parties to a contract relating to authorizations for mining exploration. This contract, which we refer to as the Mineral Risk Contract, provides for the joint development of certain unexplored mineral deposits that form part of our Northern System, except for our iron ore and manganese deposits which were specifically excluded from the contract, as well as proportional participation in any profits earned from the development of such resources. In 2007, the Mineral Risk Contract was extended indefinitely, with specific rules for all exploration projects and exploration targets and mineral rights covered under the contract. In addition, BNDES has provided us with a R$7.3 billion, or US$3.6 billion, credit facility to finance our investment programs and has participated in many of our other financing arrangements. BNDES holds a total of R$774.5 million, or US$379.0 million, in debentures of our subsidiary Salobo Metais S.A. with a right to subscribe for Salobo's preferred shares in exchange for part of the outstanding debentures, which right expires two years after Salobo reaches an accumulated revenue equivalent to 200,000 tons of copper. BNDESPAR also holds a total of R$1.685 billion, or US$824 million, in debentures that we issued to finance the expansion of the FNS railroad, which are exchangeable into FNS common shares beginning in December 2017, or at BNDESPAR's option, into a certain number of VLI common shares, after the eleventh anniversary of each issuance date. For more information on our transactions with BNDES, see Operating and financial review and prospects—Liquidity and capital resources. BNDESPAR is in the control group of several Brazilian companies with which we have commercial relationships in ordinary course of our business.

          Our controlling shareholders Mitsui and BNDESPAR have direct investments in some of our subsidiaries. Mitsui has a minority stake in our subsidiary MVM Resources International B.V., which controls the Bayóvar (Peru) phosphate operations, and our subsidiary Log-In and is part of a joint venture that holds an equity stake in our subsidiary VNC. BNDESPAR has direct stake in our subsidiaries Tecnored Desenvolvimento Tecnológico S.A., Vale Soluções em Energia S.A. and Vale Florestar Fundo de Investimento em Participações.

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

          For 2013, our Board of Executive Officers has proposed a minimum dividend of US$4.0 billion, including a proposed first installment of US$2.25 billion to be paid on April 30, 2013, subject to approval by our Board of Directors. We pay the same amount per share on both common and preferred shares in accordance with our bylaws.

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

		Reais per share
					U.S. dollars per share at payment date	U.S. dollars total at payment date (US$ million)(1)
Year	Payment date	Dividends	Interest on equity	Total
2006	April 28	0.12	0.17	0.29	0.14	650
	October 31	0.01	0.28	0.29	0.14	650
2007	April 30	0.22	0.13	0.35	0.17	825
	October 31	0.01	0.38	0.39	0.22	1,050
2008	April 30	0.20	0.24	0.44	0.26	1,250
	October 31	0.14	0.51	0.65	0.30	1,600
2009	April 30	0.52	–	0.52	0.24	1,255
	October 30	–	0.49	0.49	0.29	1,469
2010	April 30	–	0.42	0.42	0.24	1,250
	October 31	–	0.56	0.56	0.34	1,750
2011	January 31	–	0.32	0.32	0.19	1,000
	April 29	–	0.61	0.61	0.38	2,000
	August 26	0.93	–	0.93	0.58	3,000
	October 31	0.39	0.63	1.02	0.58	3,000
2012	April 30	–	1.08	1.08	0.59	3,000
	October 31	0.66	0.53	1.19	0.58	3,000

(1)
The amounts actually paid to ADR holders may differ from the amounts informed in the table because of exchange variation between the announcement and the payment date.

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

          Our common ADSs, each representing one common share, and our preferred ADSs, each representing one preferred share, are traded on the New York Stock Exchange ("NYSE"), under the ticker symbols VALE and VALE.P, respectively. Our common ADSs and preferred ADSs are traded on Euronext Paris, under the ticker symbols VALE3 and VALE5, respectively. JPMorgan Chase Bank serves as the depositary for both the common and the preferred ADSs. On February 28, 2013, there were 1,430,996,021 ADSs outstanding, 696,438,670 common ADSs and 734,557,351 preferred ADSs, representing 21.38% of our common shares and 34.84% of our preferred shares, or 26.67% of our total share capital.

          Our common HDSs, each representing one common share, and our preferred HDSs, each representing one class A preferred share, are traded on the HKEx, under the stock codes 6210 and 6230, respectively. JPMorgan Chase Bank serves as the depositary for both the common and the preferred HDSs. On February 28, 2013, there were 786,200 HDSs outstanding, consisting of 754,800 common HDSs and 31,400 preferred HDSs.

 SHARE PRICE HISTORY

          The following table sets forth trading information for our ADSs, as reported by the New York Stock Exchange and our shares, as reported by the BM&FBOVESPA, for the periods indicated. Share prices in the table have been adjusted to reflect stock splits.

	BM&F BOVESPA (Reais per share)				NYSE (US$ per share)
	Common share		Preferred share		Common ADS		Preferred ADS
	High	Low	High	Low	High	Low	High	Low
2008	72.09	22.10	58.70	20.24	43.91	8.80	35.84	7.95
2009	50.30	27.69	43.37	23.89	29.53	11.90	25.66	10.36
2010	59.85	42.85	51.34	37.50	34.65	23.98	30.50	20.20
2011	60.92	38.59	53.41	36.54	37.02	20.51	32.50	19.58
1Q	60.92	50.75	53.41	44.70	37.02	31.04	32.50	27.01
2Q	54.40	47.22	48.30	42.15	34.27	29.40	30.40	26.14
3Q	52.35	39.81	47.05	36.54	33.55	22.80	30.39	21.00
4Q	46.00	38.59	42.64	36.80	26.62	20.51	24.86	19.58
2012	45.87	32.45	53.41	32.12	37.08	15.88	32.50	15.67
1Q	45.87	39.45	43.97	37.82	26.61	21.45	25.53	20.60
2Q	44.01	35.83	42.85	34.78	23.93	17.93	24.25	17.39
3Q	44.01	32.45	42.85	32.12	23.93	15.88	24.25	15.67
4Q	42.82	35.32	41.00	34.29	20.96	17.11	20.29	16.60
Q4 2012 and Q1 2013
October 2012.	38.11	35.52	36.95	34.29	18.77	17.44	18.11	16.85
November 2012.	38.39	35.48	37.20	34.65	18.86	17.11	18.22	16.60
December 2012	42.82	36.70	41.00	36.06	20.96	17.18	20.29	16.86
January 2013	44.10	38.75	42.60	37.29	21.49	19.35	20.88	18.70
February 2013.	40.85	35.72	39.20	34.10	20.52	18.01	19.66	17.18

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

          The depositary reimburses us for certain expenses we incur in connection with the ADR and HDR programs, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders and HDR holders. For the year ended December 31, 2012, the depositary reimbursed us US$15 million in connection with the ADR and HDR programs.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Vale did not engage in any share repurchase program during 2012.

          In 2011, we completed a US$3 billion share repurchase program under which we acquired 39,536,080 common shares, at an average price of US$26.25 per share, and 81,451,900 preferred shares, at an average price of US$24.09 per share (including shares of each class in the form of American Depositary Receipts), which represented 3.10% of the free float of common shares, and 4.24% of the free float of preferred shares, outstanding before the launching of the program. See Note 18 to our consolidated financial statements for further information.

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

  •
  The Accounting Committee is responsible for recommending to the Board of the Directors the name of an employee to be responsible for our internal auditing, reporting on auditing policies and the execution of our annual auditing plan, tracking the results of our internal auditing, and identifying, prioritizing, and submitting recommendations to the executive officers and analyzing and making recommendations with regard to our annual report and financial statements.

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

          Ten of our 11 current directors (and their respective alternates) were appointed by Valepar. This includes an additional director appointed by Valepar, because no individual or group of common and preferred shareholders met the thresholds described under our bylaws and Brazilian corporate law. One director and his respective alternate are appointed by our employees, pursuant to our bylaws. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred shares representing at least 10% of our total share capital, have the right to appoint one member and an alternate to our Board of Directors. Our employees and our non-controlling shareholders each have the right, as a class, to appoint one director and an alternate. All of our current directors were elected or re-elected, as the case may be, at our annual shareholders' meeting held on April 19, 2011, except for Dan Antonio Marinho Conrado and Marcel Juviniano Barros, who were elected at the Board of Directors meeting held on October 16, 2012, and Luiz Maurício Leuzinger (alternate of Mário da Silveira Teixeira Júnior), who was elected at the Board of Directors meeting held on May 24, 2012. Their terms will expire at the Ordinary General Shareholder's meeting of 2013.

          The following table lists the current members of the Board of Directors and each director's alternate.

Director(1)	Year first elected	Alternate director(1)	Year first elected
Dan Antonio Marinho Conrado (chairman)	2012	Marco Geovanne Tobias da Silva	2011
Mario da Silveira Teixeira Júnior (vice-chairman)	2003	Luiz Maurício Leuzinger	2012
Marcel Juviniano Barros	2012	Deli Soares Pereira	2009
Robson Rocha	2011	Sandro Kohler Marcondes	2011
Nelson Henrique Barbosa Filho	2011	Eustáquio Wagner Guimarães Gomes	2011
Renato da Cruz Gomes	2001	Luiz Carlos de Freitas	2007
Fuminobu Kawashima	2011	Hajime Tonoki	2009
Oscar Augusto de Camargo Filho	2003	Eduardo de Oliveira Rodrigues Filho	2011
Luciano Galvão Coutinho	2007	Paulo Sergio Moreira da Fonseca	2008
José Mauro Mettrau Carneiro da Cunha	2010	Vacant	—
Paulo Soares de Souza(2)	2011	Raimundo Nonato Alves Amorim(2)	2009

(1)
Appointed by Valepar and approved at the shareholders' meeting unless otherwise indicated.
(2)
Appointed by our employees and approved at the shareholders' meeting.

          Below is a summary of the business experience, activities and areas of expertise of our current directors.

          Dan Antonio Marinho Conrado, 48: Chairman of Vale's Board of Directors since October 2012.

          Other current director or officer positions:    Chief Executive Officer of Previ, the pension fund of the employees of Banco do Brasil, since June 2012; Chief Executive Officer of Valepar since October 2012; Member of the Board of Directors of FRAS-LE S.A., a publicly-held friction materials manufacturer, since April 2010; Alternate Member of the Board of Directors of Mapfre BBSH2 Participações S.A., a publicly-held insurance company, since June 2011.

          Professional experience:    Alternate Member of the Board of Directors of Aliança do Brasil S.A., a publicly-held insurance company, from June 2010 to June 2011; Alternate Member of the Board of Directors of BRASILPREV S.A., a publicly-held pension fund, from January 2010 to March 2010; Director for Marketing and Communications for Banco do Brasil S.A., a publicly-held financial institution, in 2009, where he also served as Director of Distribution, from 2010 to 2011, and Vice-President for Retail, Distribution and Operations, from December 2011 to May 2012; Member of the Fiscal Council of Centrais Elétricas de Santa Catarina S.A., a publicly-held electric utility company, from April 2000 to April 2002; Member of the Fiscal Council of WEG S.A., a publicly-held engines manufacturer and full industrial electrical systems provider, from April 2002 to April 2005.

          Academic background:    Degree in Law from Universidade Dom Bosco, Mato Grosso do Sul; MBA degree from COPPEAD /Universidade Federal do Rio de Janeiro ("UFRJ") and an MBA degree from Instituto de Ensino e Pesquisa em Administração ("INEPAD").

          Mario da Silveira Teixeira Júnior, 67: Director of Vale since April 2003, Vice-Chairman of Vale's Board of Directors since May 2003.

          Other current director or officer positions:    Vice-Chairman of the Board of Directors of Valepar since 2003; Member of the Board of Directors of Banco Bradesco S.A. ("Banco Bradesco"), a publicly-held financial institution, since 1999; Member of the Board of Directors of Bradespar S.A. ("Bradespar"), a publicly-held investment holding company, since April 2002; and Member of the Board of Directors of Bradesco Leasing S.A.—Arrendamento Mercantil, a subsidiary of Banco Bradesco engaged in the provision of financial leasing operations, since July 2004.

          Professional experience:    President of Bradespar; Executive Vice-President, Executive Managing Officer and Department Officer at Banco Bradesco; Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, a subsidiary of Banco Bradesco that provides securities brokerage and research services, from March 1983 to January 1984; Executive Vice-President of the Associação Nacional dos Bancos de Investimento ("ANBID"), an association of investment banks; Member of the Board of Directors of the Associação Brasileira das Companhias Abertas ("ABRASCA"), an association of Brazilian publicly held companies; Vice-Chairman of the Board of Directors of BES Investimento do Brasil S.A.—Banco de Investimento, an investment bank and subsidiary of Banco Espírito Santo, from 2001 to 2007; Member of the Board of Directors of CSN, a publicly-held steel company, Latasa S.A. ("Latasa"), now called Rexam Beverage Can South America S.A., an aluminum products manufacturer, São Paulo Alpargatas S.A., a clothing and sporting goods manufacturer, Tigre S.A.—Tubos e Conexões, a pipe and construction materials manufacturer, Everest Leasing S.A. Arrendamento Mercantil, a leasing company affiliated with Banco Bradesco, as well as the electric utility companies Companhia Paulista de Força e Luz, CPFL Geração, and Companhia Piratininga de Força e Luz and the electric utility holding companies CPFL Energia S.A. ("CPFL Energia") and VBC Energia S.A.

          Academic background:    Degree in Civil Engineering and post-graduate degree in Business Administration from Universidade Presbiteriana Mackenzie, São Paulo.

          Marcel Juviniano Barros, 50: Director of Vale since October 2012.

          Other current director or officer positions:    Officer of Securities of Previ since June 2012.

          Professional experience:    Held several positions in over 34 years at Banco do Brasil S.A., a publicly-held financial institution, including the positions of Union Auditor and General-Secretary of the National Confederation of Financial Branch Workers, where he coordinated international networks.

          Academic background:    Degree in History from Fundação Municipal de Ensino Superior de Bragança Paulista.

          Robson Rocha, 54: Director of Vale since April 2011.

          Other current director or officer positions:    Vice-President for Human Resources Management and Sustainable Development of Banco do Brasil since April 2009.

          Professional experience:    Vice-Chairman of CPFL Energia from April 2010 to April 2011; Member of the Board of Directors of Banco Nossa Caixa S.A. from May to November 2009; Officer of Banco do Brasil from May 2008 to April 2009.

          Academic background:    Degree in Business Administration from UNICENTRO—Newton Paiva, Belo Horizonte; post-graduate degree in Strategic Management from Universidade Federal de Minas Gerais ("UFMG"); Master's degree in Marketing from Fundação Ciências Humanas—Pedro Leopoldo; and an MBA degree in Finance from Fundação Dom Cabral.

          Nelson Henrique Barbosa Filho, 43: Director of Vale since April 2011.

          Other current director or officer positions:    Executive Secretary of the Ministry of Finance since 2011; Chairman of the Board of Directors of Banco do Brasil since 2009; Director of Brasil Veículos Companhia de Seguros, an insurance company affiliated with Banco do Brasil, since 2011.

          Professional experience:    Director of Brasilcap—Capitalização S.A. from 2010 to 2011; adviser to the Presidency of BNDES from 2005 to 2006; Director of EPE—Empresa de Pesquisa Energética, a state-owned energy research company, from 2007 to 2009; Secretary of Economic Policy of the Ministry of Finance from 2008 to 2010, where he also served as Secretary of Economic Monitoring from 2007 to 2008 and Assistant Secretary for Economic Policy from 2006 to 2007.

          Academic background:    Degree and Master's degree in Economics from UFRJ and a Ph.D. in Economics from New School for Social Research.

          Renato da Cruz Gomes, 60: Director of Vale since April 2001.

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

          Fuminobu Kawashima, 60: Director of Vale since April 2011.

          Other current director or officer positions:    Representative Director and Executive Vice President of Mitsui, a publicly-held trading company, since June 2011.

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

          Oscar Augusto de Camargo Filho, 75: Director of Vale since September 2003.

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

          Academic background:    Law degree from USP and post graduate degree in International Marketing from Cambridge University.

          Luciano Galvão Coutinho, 66: Director of Vale since August 2007.

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

          José Mauro Mettrau Carneiro da Cunha, 63: Director of Vale since June 2010.

          Other current director or officer positions:    Chief Executive Officer of Oi S.A. since 2013; Member of the Board of Directors of a number of publicly-held Brazilian telecommunication companies, including Calais Participações S.A. since 2007, and Brasil Telecom S.A. since 2009; Member of the Board of Directors of Santo Antonio Energia S.A., a Brazilian energy company, since 2008; Chairman of the Board of Directors of Dommo Empreendimentos Imobiliários, since 2007, a holding company; Alternate Memer of the Board of Directors of Telemar Participações S.A., a Brazilian telecommunications company, since 2008.

          Professional experience:    Member of the Board of Directors of Oi S.A. from 2009 to 2013, Tele Norte Celular Participações S.A., from 2008 to 2012, Tele Norte Leste Participações S.A. from 2007 to 2012, Telemar Norte Leste S.A. from 2007 to 2012, Caori Participações S.A. from 2007 to 2012, TNL PCS S.A. from 2007 to 2012, where he served as chairman, Lupatech S.A., a publicly-held oil and gas production support company, from 2006 to 2012, Log-In from 2007 to 2011, Braskem S.A., a Brazilian petrochemical company, from 2007 to April 2010, where he previously served as Vice-President of Strategic Planning from 2003 to 2005, Politeno Indústria e Comércio S.A., a manufacturer of polyethylene and thermoplastic resins, from 2003 to 2004, Banco do Estado do Espírito Santo ("BANESTES"), a financial institution, from 2008 to 2009, LIGHT Serviços de Eletricidade S.A., an energy distributor, from 1997 to 2000, Aracruz Celulose S.A., a paper manufacturer, from 1997 to 2002, and TNL from 1999 to 2003, where he also served as an Alternate Member of the Board of Directors in 2006.

          Academic background:    Degree in Mechanical Engineering from Universidade Católica de Petrópolis in Rio de Janeiro; executive education program in management at the Anderson School of Management at the University of California at Los Angeles.

          Paulo Soares de Souza, 48:    Director of Vale since April 2011.

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

	Year of appointment	Position	Age
Murilo Pinto de Oliveira Ferreira	2011	Chief Executive Officer	59
Luciano Siani Pires	2012	Chief Financial Officer and Executive Director for Investor Relations	43
José Carlos Martins	2004	Executive Officer (Ferrous Minerals Operations and Marketing)	63
Galib Abrahão Chaim	2011	Executive Officer (Implementation of Capital Projects)	62
Humberto Ramos de Freitas	2011	Executive Officer (Logistics and Mineral Exploration)	59
Gerd Peter Poppinga	2011	Executive Officer (Base Metals Operations, Marketing and Information Technology)	53
Vânia Lucia Chaves Somavilla	2011	Executive Officer (Human Resources, Health and Safety, Sustainability, Energy and Corporate Affairs)	53
Roger Allan Downey	2012	Executive Officer (Fertilizer and Coal Operations and Marketing)	46

          Below is a summary of the business experience, activities and areas of expertise of our current executive officers.

          Murilo Pinto de Oliveira Ferreira, 59:    Chief Executive Officer of Vale and Member of Vale's Strategy and Disclosure Committees since May 2011.

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

          Luciano Siani Pires, 43:    Chief Financial Officer and Executive Officer for Investor Relations of Vale since August 2012 and Member of Vale's Executive Risk Management, Finance and Disclosure Committees since August 2012.

          Professional experience:    Alternate Member of the Board of Directors of Vale, from 2005 to 2007; Global Director of Strategic Planning, from 2008 to 2009 and in 2011, and Global Director of Human Resources, from 2009 to 2011 of Vale; Member of the Board of Directors of Valepar, from 2007 to 2008; Several executive positions at BNDES, including Executive Secretary and Chief of Staff of the Presidency, Head of Capital Markets and Head of Export Finance, from 1992 to 2008; Consultant at McKinsey & Company from 2003 to 2005; Member of the Board of Directors of Telemar Participações S.A., from 2005 to 2008; Member of the Board of Directors of Suzano Papel e Celulose S.A., from 2005 to 2008.

          Academic background:    Degree in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA degree in Finance from the Stern School of Business, New York University.

          José Carlos Martins, 63:    Executive Officer for Ferrous Minerals Operations and Marketing of Vale since November 2011.

          Other current director or officer positions:    Member of the Board of Directors of Samarco.

          Professional experience:    Executive Officer of Vale with responsibility over several different departments since 2004, including Marketing, Sales and Strategy, Ferrous Minerals, and New Business Development; Member of the Board of Directors of Usiminas from 2005 to 2006 and from 2008 to 2009; President of South America Aluminum Can Production and Marketing for Rexam PLC, a global consumer packaging group; President of Latasa from 1999 until Rexam PLC bought Latasa in 2003; Executive Officer for Steel Production of CSN from 1997 until 1999; and Chief Executive Officer at Aços Villares, a steel manufacturer, where Mr. Martins also held several other important positions from 1986 until 1996.

          Academic background:    Degree in Economics from Pontifícia Universidade Católica in São Paulo.

          Galib Abrahão Chaim, 62:    Executive Officer for Implementation of Capital Projects of Vale since November 2011.

          Professional experience:    Project Director of Vale for the Department of Coal for projects in Australia, Mozambique, Zambia and Indonesia and Country Manager for Mozambique from 2005 to 2011; Industrial Director for Alunorte from 1994 to 2005; Industrial Superintendent for Albras from 1984 to 1994; and Technical Superintendent of MRN from 1979 to 1984.

          Academic Background:    Degree in Engineering from the Universidade Federal de Minas Gerais; Master's degree in Business Administration from Fundação Getúlio Vargas.

          Humberto Ramos de Freitas, 59:    Executive Officer for Logistics and Mineral Exploration of Vale since November 2011.

          Other current director or officer positions:    Chairman of the Board of ABTP—Associação Brasileira de Terminais Portuários, a non-profit organization that deals with issues related to Brazilian ports, since May 2009.

          Professional experience:    Member of the Board of Directors of MRS from December 2010 to October 2012; Logistics Operations Director of Vale from September 2009 to June 2010; Director for Ports and Navigation of Vale from March 2007 to August 2009; President and Chief Executive Officer, from August 2003 to February 2007, of Valesul Alumínio S.A., a subsidiary of Vale involved in the production of aluminum; General Superintendent of Ports for CSN from December 1997 to November 1998.

          Academic background:    Degree in Metallurgical Engineering from the Ouro Preto School of Mines; Executive Development Program at the Kellogg School of Management at Northwestern University; Advanced Management and Business Development Partnership (EDP) programs from Fundação Dom Cabral; senior executive education program at M.I.T.

          Gerd Peter Poppinga, 53:    Executive Officer for Base Metals Operations, Marketing and Information Technology of Vale since November 2011.

          Other current director or officer positions:    Member of the Board of Commissioners of PTVI since April 2009; President and Chief Executive Officer of Vale Canada since January 2012.

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

          Vânia Lucia Chaves Somavilla, 53:    Executive Officer for Human Resources, Health and Safety, Sustainability, Energy and Corporate Affairs of Vale since May 2011.

          Other current director or officer positions:    Chairman of the Board of Directors of Vale Florestar S.A. since 2011. President of the Board of Directors (Conselho de Curadores) of Fundação Vale, since January 2013.

          Professional experience:    Director of the Department of the Environment and Sustainability at Vale from April 2010 until May 2011; Director for Energy Commercialization of Vale from March 2004 until March 2010; Chief Executive Officer of the Instituto Ambiental Vale from 2010 until 2011; Member of the Board of Directors of Albras from 2009 to 2011; Chief Executive Officer of Vale Florestar S.A., from November 2010. In connection with her roles at Vale, Ms. Somavilla was also member of the board of directors and the executive board of several companies and consortia in the energy sector from 2004 until 2010. She was also head of New Business Development for Energy Generation and of Project Development and Implementation for large and small hydroelectric plant projects at Companhia Energética de Minas Gerais—CEMIG, a publicly held company involved in the generation, transmission, distribution and sale of electricity, from 1995 until 2001.

          Academic Background:    Degree in Civil Engineering from UFMG; post-graduate degree in Dam Engineering from UFOP; specialization in Management of Hydro Power Utilities from SIDA, Stockholm, Sweden; MBA degree in Corporate Finance from IBMEC, Belo Horizonte; Transformational Leadership program from M.I.T. and Mastering Leadership program from IMD.

          Roger Allan Downey, 46:    Executive Officer for Fertilizer and Coal Operations and Marketing of Vale since May 2012.

          Professional experience:    Managing partner of CWH Consultoria Empresarial SC Ltda., a privately-held consulting company, from January 2012 to April 2012; Alternate Member of the Board of Directors of Valepar from February 2012 to April 2012; Chief Executive Officer and Executive Officer for Investor Relations of MMX Mineração e Metálicos S.A., a publicly-held mining company, from August 2009 to October 2011; Director of Equity Research for Banco de Investimentos Credit Suisse (Brasil) S.A., a privately-held brokerage and investment bank, from August 2005 to August 2009; Commercial and New Business Manager for Rio Tinto, a publicly-held mining company, from October 1996 to September 2002; Market Coordinator for CAEMI, from December 1991 to October 1996.

          Academic background:    Degree in Business Management from the University of Western Australia, degree in Business Administration from the Australian National Business School and an MBA degree from the University of Western Australia.

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

Fiscal Council

          We have a fiscal council established in accordance with Brazilian law. The primary responsibilities of the fiscal council under Brazilian corporate law are to monitor management's activities, review the Company's financial statements, and report its findings to the shareholders. Pursuant to a written policy, our Fiscal Council requires management to obtain the Fiscal Council's approval before engaging the independent auditors to provide any audit or permitted non-audit services to Vale or its consolidated subsidiaries. Under the policy, the Fiscal Council has pre-approved a detailed list of services based on detailed proposals from our auditors up to specified monetary limits. The list of pre-approved services is updated from time to time. Services that are not listed, that exceed the specified limits, or that relate to internal controls must be separately pre-approved by the Fiscal Council. The policy also sets forth a list of prohibited services. The Fiscal Council is provided with reports on the services provided under the policy on a periodic basis, review and monitor the Company's external auditor's independence and objectivity. The Fiscal Council has the power to review and evaluate the performance of the Company's external auditors on an annual basis and make a recommendation to the Board of Directors on whether the Company should remove and replace its existing external auditors. The Fiscal Council may also recommend withholding the payment of compensation to the independent auditors and has the power to mediate disagreements between management and the auditors regarding financial reporting.

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

          We are required by both the SEC and the NYSE listed company audit committee rules to comply with Exchange Act Rule 10A-3, which requires, absent an exemption, a standing audit committee composed of members of the Board of Directors that meet specified requirements. In lieu of establishing an independent audit committee, we have given our Fiscal Council the necessary powers to qualify for the exemption set forth in Exchange Act Rule 10A-3(c)(3). We believe our Fiscal Council satisfies the independence and other requirements of Exchange Act Rule 10A-3 that would apply in the absence of our reliance on the exemption. Pursuant to our undertakings to the HKEx, the Fiscal Council must be comprised of at least three members who satisfy specified independence requirements set out in the HKEx Listing Rules. We have received a written confirmation of independence pursuant to Rule 3.13 of the HKEx Listing Rules from each of the members of our Fiscal Council appointed by Valepar and consider them able to satisfy these independence requirements.

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

          Members of the Fiscal Council are elected by our shareholders for one-year terms. The current members of the Fiscal Council and their respective alternates were elected on April 18, 2012. The terms of the members of the Fiscal Council expire at the next annual shareholders' meeting following election.

          Two members of our Fiscal Council (and the respective alternates) may be elected by non-controlling shareholders: one member may be appointed by our preferred shareholders and one member may be appointed by minority holders of common shares pursuant to applicable CVM rules.

          The following table lists the current and alternate members of the Fiscal Council.

Current member	First year of appointment	Alternate	First year of appointment
Antônio Henrique Pinheiro Silveira(1)	2011	Paulo Fontoura Valle(1)	2012
Arnaldo José Vollet(2)	2011	Cícero da Silva(2)	2009
Marcelo Amaral Moraes(2)	2004	Oswaldo Mário Pêgo de Amorim Azevedo(2)	2004
Aníbal Moreira dos Santos(2)	2005	Vacant	–

(1)
Appointed by preferred shareholders.
(2)
Appointed by Valepar.

          Below is a summary of the business experience, activities and areas of expertise of the members of our Fiscal Council.

          Antônio Henrique Pinheiro Silveira, 48:    Member of Vale's Fiscal Council since April 2011.

          Other director or officer positions:    Secretary of Economic Management of the Ministry of Finance since 2008.

          Professional experience:    Director of Companhia de Seguros Aliança do Brasil, a private insurance company, from March 2010 to April, 2011, Director of Norte Energia, a private energy company, from July 2010 to March 2011, Assistant Secretary for Economic Management of the Ministry of Finance from 2007 to 2008 and Assistant Chief Economic Advisor of the Ministry of Planning, Budget and Management of Brazil from 2004 to 2007. He also served as Chairman of Banco Nordeste do Brasil, a privately-held bank, from 2008 to 2010; Director of Empresa Gestora de Ativos—EMGEA, a private asset management entity, from 2007 to 2008; and member of the senior management of Companhia Docas do Estado da Bahia, a port services provider, from 2005 to 2007.

          Academic Background:    Bachelor's, Master's and Ph.D. degrees in Economics from UFRJ.

          Arnaldo José Vollet, 64:    Member of Vale's Fiscal Council since April 2011.

          Professional experience:    Executive Officer of BB DTVM, a subsidiary of Banco do Brasil, from 2002 to 2009; Financial and Investor Relations Officer of Companhia de Energia Elétrica da Bahia—COELBA, a publicly held electricity company, from 2000 to 2002; Member of the Fiscal Council of Telesp Celular Participações, a publicly held telecommunications company, from 1999 to 2000; Member of the Fiscal Council of CELPE—Companhia de Eletricidade de Pernambuco, a publicly held electricity company, from 2004 to 2009; Director of Guaraniana, now Neoenergia S.A., a publicly held electricity holding company, from 2002 to 2003; Alternate Member of the Board of Directors of CEMIG—Companhia de Energia de Minas Gerais, a publicly held electricity company, from 2003 to 2005; Member of the Board of Directors of Pronor and Nitrocarbono, both chemical companies, from 1997 to 1998.

          Academic background:    Degree in Mathematics from USP and MBA degree in Finance from IBMEC/RJ.

          Marcelo Amaral Moraes, 45:    Member of Vale's Fiscal Council since April 2004.

          Other director or officer positions:    Managing Executive Officer at Capital Dynamics Investimentos Ltda. since January 2012.

          Professional experience:    Member of the Deliberative Council of ABVCAP from 2010 to 2012; Managing Executive Officer and partner responsible for specialized funds at Stratus Investimentos Ltda., a private equity and venture capital firm, from 2006 to 2010; Investment Manager at Bradespar from 2000 to 2006; worked in the mergers and acquisitions and capital markets departments of Banco Bozano, Simonsen from 1995 to 2000; Alternate Member of the Board of Directors of Net Serviços de Telecomunicação S.A. from 2004 to 2005; Alternate Member of the Board of Directors of Vale in 2003.

          Academic background:    Degree in Economics from UFRJ, an MBA with emphasis in Finance from UFRJ/COPPEAD, and a post-graduate degree in Business law and Arbitration from FGV in São Paulo.

          Aníbal Moreira dos Santos, 74:    Member of Vale's Fiscal Council since April 2005.

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

          For the year ended December 31, 2012, the amount paid to the executive officers is set forth in the table below.

For the year ended December 31, 2012
(US$ million)
Fixed compensation and in kind benefits	11.3
Variable compensation	17.4
Pension, retirement or similar benefits	2.1
Severance	14.5
Social security contributions(1)	8.3

Total paid to the executive officers	53.6

(1)
Social security contributions to the Brazilian government with respect to the executive officers.

          We paid US$2.5 million in aggregate to the members of our Board of Directors for services in all capacities, all of which was fixed compensation. There are no pension, retirement or similar benefits for the members of our Board of Directors. As of February 28, 2013, the total number of common shares owned by our directors and executive officers was 30,845, and the total number of preferred shares owned by our directors and executive officers was 583,155. None of our directors or executive officers beneficially owns 1% or more of any class of our shares.

Fiscal Council

          We paid an aggregate of US$615,883 to members of the Fiscal Council in 2012. In addition, the members of the Fiscal Council are reimbursed for travel expenses related to the performance of their functions.

Advisory committees

          We paid an aggregate of US$124,911 to members of our advisory committees in 2012. Under Article 15 of our bylaws, those members who are directors or officers of Vale are not entitled to additional compensation for participating on a committee. Members of our advisory committees are reimbursed for travel expenses related to the performance of their functions.

 EMPLOYEES

          The following tables set forth the number of our employees by business and by location as of the dates indicated.

	At December 31,
By business:	2010	2011(1)	2012
Bulk materials	40,986	51,059	55,074
Base metals operations	17,855	15,027	16,116
Fertilizer nutrients	6,054	7,283	7,476
Corporate activities	5,890	6,277	6,639

Total	70,785	79,646	85,305

	At December 31,
By location:	2010	2011	2012
South America	57,525	64,766	69,625
North America	6,390	6,617	6,766
Europe	598	615	395
Asia	3,797	4,088	4,232
Oceania	1,845	2,186	2,265
Africa	630	1,374	2,022

Total	70,785	79,646	85,305

(1)
For ease of comparison, employees by business were adjusted vis-a-vis 2011 Form 20-F to reflect the new corporate structure implemented in 2012.

          We negotiate wages and benefits with a large number of unions worldwide that represent our employees. We have collective agreements with unionized employees at our Argentine, Australian, Brazilian, Canadian, Indonesian, Malawian, Mozambican, New Caledonian, Paraguayan, Peruvian and U.K. operations.

Wages and benefits

          Wages and benefits for Vale and its subsidiaries are generally established on a company-by-company basis. Vale establishes its wage and benefits programs for Vale and its subsidiaries, other than Vale Canada, in periodic negotiations with unions. In November 2011, Vale reached a two-year agreement with the Brazilian unions. A salary increase of 8.6% was implemented in November 2011, and another salary increase of 8.0% was implemented in November 2012 for our employees in Brazil as part of that agreement. A new collective agreement will be negotiated in November 2013. The provisions of Vale's collective bargaining agreements with its unions also apply to Vale's non-unionized employees. Vale Canada establishes wages and benefits for its unionized employees through collective agreements. For non-unionized employees, Vale Canada undertakes an annual review of salaries. Vale and its subsidiaries provide their employees and their dependents with other benefits, including supplementary medical assistance.

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

          Our wholly-owned subsidiary Vale Canada sponsors defined benefit pension plans and defined contribution pension plans, principally for employees in Canada, the United States, the United Kingdom and Indonesia. All of these defined benefit plans of Vale Canada are closed to new employees, who now participate in defined contribution pension plans. Vale Canada also provides post-retirement benefits for eligible employees, including post-retirement health, dental and ophthalmological benefits.

          In the Asia-Pacific region, the types of pension plans we provide varies. Defined benefit plans exist in Singapore, Malaysia, South Korea and Japan. Defined contribution plans exist in China, Philippines, India and Thailand, with China having various plans with a company match portion, based on city. One location, Taiwan, offers a hybrid plan with a mix of a defined benefit and defined contribution plan.

Performance-based compensation

          All Vale parent-company employees receive incentive compensation each year in an amount based on the performance of Vale, the performance of the employee's department and the performance of the individual employee. Similar incentive compensation arrangements are in place at our subsidiaries.

          Certain Vale employees are also eligible to receive deferred bonuses with vesting periods of three years based on Vale's performance as measured by total shareholder return relative to a group of peer companies over the vesting period. Since 2008, qualifying management personnel have been eligible to participate at their option in an incentive program tied to preferred share ownership. Under the program, each participating employee may elect to invest part of their bonus either in Vale preferred shares, for participating employees receiving an incentive payment in Brazil, or in ADRs representing Vale preferred shares for participating employees receiving an incentive payment outside Brazil. If the participating employee continues to be employed by us and has held all the preferred shares (or ADRs) for the duration of the relevant three-year cycle of the incentive program, at the expiration of the applicable three-year cycle, the employee will receive a number of additional preferred shares (or ADRs) purchased on the open market equal to the number of preferred shares (or ADRs) purchased by the employee pursuant to the incentive program. During the three-year term of the incentive program, participating employees have the right to sell any or all of the preferred shares (or ADRs) they purchased at the start of the three-year cycle, however such employees then forfeit the right to any additional shares or ADRs at the end of the program. For the 2012-2014 cycle, 1,901 employees participated in the program.

V.           ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

          We and our subsidiaries are defendants in numerous legal actions in the ordinary course of business, including civil, administrative, tax, social security and labor proceedings. The most significant proceedings are discussed below. Except as otherwise noted below, the amounts claimed, and the amounts of our provisions for possible losses, are stated as of December 31, 2012. See Note 21 to our consolidated financial statements for further information.

  Praia Mole suit

          We are among the defendants in a public civil action filed by the Federal Public Prosecutor's Office (Ministério Público Federal) in November 1997 seeking to annul the concession agreements under which the defendants operate the Praia Mole maritime terminal in the Brazilian state of Espírito Santo. In July 2012, the Federal Court of Appeals ("Tribunal Regional Federal") affirmed the November 2007 decision that rejected the prosecutor's claim and recognized the validity of those concession agreements. The prosecutor has appealed that ruling, and final disposition of the appeal is still pending.

  Itabira suits

          We are a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action, filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to approximately R$3.007 billion (US$1.471 billion). There have been hearings in this action, a report favorable to Vale was issued and a request for additional expert evidence presented by the municipality has been granted. In November 2012, this action was suspended by the judge until May 2013 in order to give the parties an opportunity to reach an agreement.

          In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately R$3.483 billion (US$1.704 billion). This case had been suspended pending consideration of our request to include favorable evidence from our other Itabira action described above. In January 2012, that request was denied, and once the court is notified, the lawsuit will resume.

  CFEM-related proceedings

          We are engaged in numerous administrative and judicial proceedings related to the mining royalty known as the CFEM. For more information about CFEM, see Regulatory matters—Royalties and other taxes on mining activities. These arise out of a large number of assessments by the DNPM, an agency of the Ministry of Mines and Energy of the Brazilian government. The proceedings concern different interpretations of the deductibility of tax and transportation expenditures, DNPM's method of estimating sales, the statute of limitations, due process of law, payment of royalties on pellet sales and CFEM charges on the revenues generated by our subsidiaries abroad.

          We are contesting DNPM's claims using the available avenues under Brazilian law, beginning with challenges in administrative tribunals and proceeding with challenges in the judicial courts. We have received some favorable and unfavorable decisions, and none of the disputes has been finally resolved and we cannot predict the amount of time required before final judicial resolutions.

          We determined that we have a probable loss in connection with the dispute related to the deductibility of transportation expenditures in arriving at the amount upon which the CFEM is calculated. In the fourth quarter of 2012, we made a R$301 million CFEM payment, and at December 31, 2012 we had a provision of approximately R$1.1 billion for this probable loss. During 2013, we have made additional payments of R$443.9 million.

          The aggregate amount claimed in the pending assessments is approximately R$5.756 billion (US$2.817 billion) (including interest and penalties through December 31, 2012). A working group of representatives from Vale and DNPM reviewed the documentation related to the basis of calculation of the CFEM, which was among the issues in dispute, and agreed in 2012 on a R$846.0 million reduction in the amounts in dispute, and the related assessments will be reduced accordingly. We remain in ongoing discussions with the Brazilian authorities to resolve the outstanding issues relating to this dispute.

  ICMS tax assessments

          The tax authorities of the Brazilian states of Minas Gerais and Pará have issued tax assessments (autos de infração) against us for additional payments of the value-added tax on services and circulation of goods (ICMS) on the iron ore we transport from our mining sites in the states of Minas Gerais and Pará to our facilities in the states of Espírito Santo and Maranhão, respectively. The tax authorities assert that the calculation of ICMS should be based on the market value of the iron ore transported, as opposed to the cost of production of the ore, which we have used to calculate the ICMS owed in years past.

          The assessments issued by the state of Minas Gerais for the year 2006 amounted to an aggregate of R$1.2 billion (US$587 million), and additional tax assessments for the year 2007 issued in June 2012 amounted to an aggregate amount of R$858 million (US$420 million). We presented administrative challenges to each of these assessments. The amount charged was subsequently reduced as result of legislative changes (from R$2.1 billion, or US$1.03 billion, to R$168 million, or US$82 million), and in December 2012, we paid the total amount of these assessments, resolving these disputes.

          In August 2012, the tax authorities of the state of Pará issued three tax assessments covering the years 2007, 2008 and 2009 in an aggregate amount of R$544 million. We presented our administrative defenses against those assessments and are awaiting a decision.

  Tax litigation in Switzerland

          We were engaged in a dispute with the Swiss authorities concerning the application of a tax exemption granted to our Swiss subsidiary, Vale International. The dispute was resolved in December 2012. Vale International will pay the additional federal taxes claimed by the Swiss federal authorities, in a total amount of 212 million Swiss francs, (US$233.2 million), in four installments. The first installment of 53.2 million Swiss francs (US$58.3 million) was paid in January 2013, and we expect to pay the final installment in 2015.

          The federal and cantonal tax exemptions of Vale International were renewed at a rate of 80% until the end of 2015, subject to certain conditions related to employment, investment in real estate and cooperation with Swiss universities.

  Litigation on Brazilian taxation of foreign subsidiaries

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

          In December 2011, we filed new appeals before the Superior Court of Justice, with respect to our arguments regarding the violations to federal law and international treaties, and the Supreme Court (Supremo Tribunal Federal), with respect to our constitutional arguments. In May 2012, we obtained a new ruling from the Supreme Court suspending all collection efforts by the tax authorities in respect of Article 74 assessments, pending a final ruling on the merits of the case. The Brazilian federal tax authority has appealed from this decision.

          Constitutional challenges to Article 74 are pending before Brazil's Supreme Court. CNI (Confederação Nacional da Indústria), a major national industry association, filed a direct constitutional challenge (ação direta de inconstitucionalidade) in 2001, and a decision in that case would have general applicability with respect to the constitutional arguments against Article 74. Other taxpayers and groups have also appealed from lower courts to the Supreme Court in cases challenging Article 74, and in April 2012 the Supreme Court determined that its decision to be made in an appeal brought by Cooperativa Agropecuária Mourãoense (Coamo) will be generally applicable with respect to the constitutional arguments. The Supreme Court announced that in early April 2013 it would begin the judgment phase of these cases, including the appeals by Vale and Coamo and the constitutional challenge by CNI. The Supreme Court will also adjudicate another matter, brought on similar grounds, related to Empresa Brasileira de Compressores S.A. (Embraco). Even if the Supreme Court decides the constitutional questions against the taxpayers, we intend to continue pursuing our other legal arguments.

  Tax assessments and our administrative claims

          The tax authority has issued four tax assessments (autos de infração) against us for payment of taxes in accordance with Article 74. In September 2012, the tax authority recognized a reduction of approximately R$1.6 billion related to the notice of assessment issued in 2007 based on the Federal Court of Appeals' finding that currency exchange gains and losses must be excluded from the net income of our foreign subsidiaries and affiliates in the calculation of taxes owed. The four tax assessments amount to R$30.545 billion (including interest and penalties through December 31, 2012), comprising R$11.885 billion of taxes and R$18.660 billion of interest and penalties, with details as follows:

  •
  Notice of assessment issued in 2007 covering the years 1996—2002, for taxes of R$461 million, plus interest and penalties of R$1.004 billion.

  •
  Notice of assessment issued in 2008 covering the years 2003—2006, for taxes of R$4.076 billion, plus interest and penalties of R$7.274 billion.

  •
  Notice of assessment issued in 2009 covering the year 2007, for taxes of R$5.742 billion, plus interest and penalties of R$8.272 billion.

  •
  Notice of assessment issued in 2010 covering the year 2008, for taxes of R$1.604 billion, plus interest and penalties of R$2.109 billion.

          We have challenged each assessment with the tax authority and on appeal to the CARF (Conselho Administrativo de Recursos Fiscais), which is an appellate administrative tribunal within the tax authority. Although each assessment relates to different factual circumstances and not all of our arguments apply to all assessments, these challenges generally assert that Article 74 conflicts with certain provisions of Brazil's international tax treaties on the taxation of dividends, and they dispute the application and calculation of fines on the claimed amounts. We have raised other arguments in respect of the validity of Article 74 in our direct judicial challenge to the regulation, as discussed above. While challenges to Article 74 remain unresolved, the tax authority is likely to issue additional assessments covering years subsequent to 2008 in order to preserve its rights in light of the applicable statute of limitations. We intend to challenge any such assessments.

          Decisions of the tax administration may be challenged in judicial courts, with two or sometimes three levels of judicial review. While tax claims are being contested in administrative proceedings, the tax authority cannot seek to collect the assessed amounts. However, if the administrative review process concludes without dismissing the assessment, the tax authority can seek to collect payment, and the taxpayer can only suspend collection efforts if it challenges the administrative decision in the judicial courts. Under Brazilian law, a taxpayer that appeals to the courts must ordinarily provide a bond or security in commensurate amount with the court in order to suspend collection efforts. It is likely that in such circumstances, we would be required to post bond or some form of security with the court. We may contest the application and scope of the bond requirement under the circumstances of our challenges to Article 74 if in the future we need to appeal administrative decisions in the judicial courts. However, depending on the nature, amount and scope of such bond, this may have a significant financial impact on us.

          During the first quarter of 2012, we received demands for payment in respect of these assessments, because the tax authorities asserted that no further disputes were pending at the administrative level with respect to those amounts. In May 2012, the tax authority initiated formal tax enforcement actions for the payment. Because tax enforcement actions in Brazil are conducted before judicial courts, the total amount involved in the dispute was increased by R$6.109 billion to include the statutory legal fees in connection with judicial demands. These demands, including the tax enforcement actions, have been suspended by the May 2012 injunction of the Supreme Court in our direct judicial challenge to Article 74. While this injunction remains in force, the tax authorities cannot seek collection from us in respect of any Article 74 assessments and, for such time, we are thus not required to post bond in order to avoid collection.

          The assessments discussed above are against the parent company Vale S.A. In addition, our Brazilian subsidiary MBR has received an assessment from the tax authority under Article 74. We have challenged this assessment on a variety of grounds, and our challenge is still pending at the administrative level. The aggregate amount of the assessment received by MBR (including interest and penalties through December 31, 2012) is R$535 million.

  Railway litigation

          In August 2006, the Brazilian federal rail network, Rede Ferroviária Federal S.A.—RFFSA (which was succeeded as plaintiff by the Brazilian government) filed a breach of contract claim against us stemming from a 1994 agreement regarding the construction of two railway networks. As of December 31, 2012, the amount claimed, including adjustments for inflation and interest, was approximately R$3.461 billion (US$1.70 billion) in damages.

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

          Pursuant to a partial settlement of the original RFFSA lawsuit, if the claim is decided in the Brazilian government's favor, then the construction costs of the new railway segment assumed by Vale will offset the damages due from Vale under such claim, representing a significant reduction in the amount we would be required to pay.

          In June 2012, the federal judge rejected both RFFSA's claims and our contractual claim for review of the inflation adjustment provisions. Both parties have appealed from these decisions.

  Transger suit

          One of our subsidiaries, FCA, is a defendant in a suit by Transger S.A. ("Transger"), a minority shareholder in FCA. Transger seeks money damages and the annulment of certain general shareholders' meetings that occurred in early 2003, at which shareholders approved an increase in FCA's share capital, on the grounds of allegedly abusive acts by FCA's controlling group. The court of first instance initially ruled against the defendants, but subsequently rescinded the judgment to allow for the preparation of an additional expert report.

  Simandou project review in Guinea

          We hold a 51% interest in VBG—Vale BSGR Limited, which holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. VBG's mining project is currently being reviewed by a technical committee established by the government of Guinea, and we have suspended work on the project. See Regulatory matters—Mining rights and regulation of mining activities—Guinea. We acquired our interest in 2010 for US$2.5 billion, pursuant to an agreement providing for payment of US$500 million upon closing and the balance upon achievement of specific milestones, as well as additional consideration of US$180 million payable if specified conditions had been met by December 2012. The seller, which holds the remaining 49% of VBG, has demanded payment of the additional consideration, claiming that the conditions to payment have been met. We contend that the demand is without merit, because the conditions to payment have not been met and a force majeure event under the agreement has occurred, and we intend to defend our position vigorously in the event the seller asserts any claim.

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

Mandatory dividend

          The Brazilian corporate law and our bylaws prescribe that we must distribute to our shareholders in the form of dividends or interest on shareholders' equity an annual amount equal to not less than 25% of the distributable amount, referred to as the mandatory dividend, unless the Board of Directors advises our shareholders at our general shareholders' meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of our financial condition. To date, our Board of Directors has never determined that payment of the mandatory dividend was inadvisable. The Fiscal Council must review any such determination and report it to the shareholders. In addition to the mandatory dividend, our Board of Directors may recommend to the shareholders payment of dividends from other funds legally available therefore. Any payment of interim dividends will be netted against the amount of the mandatory dividend for that fiscal year. The shareholders must also approve the recommendation of the Board of Directors with respect to any required distribution. The amount of the mandatory dividend is subject to the size of the legal reserve, the contingency reserve, and the unrealized income reserve. The amount of the mandatory dividend is not subject to the size of the discretionary depletion reserve. See Calculation of distributable amount.

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

Voting rights

          Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of preferred shares are entitled to the same voting rights as holders of common shares except for the election of members of the Board of Directors, which will no longer apply in the event of any dividend arrearage, as described below. One of the members of the permanent Fiscal Council and his or her alternate are elected by majority vote of the holders of preferred shares. Holders of preferred shares and common shares may, in certain circumstances, combine their respective holdings to elect members of our Board of Directors, as described under —Common shares and preferred shares.

          The golden shares entitle the holder thereof to the same voting rights as holders of preferred shares. The golden shares also confer certain other significant veto rights in respect of particular actions, as described under —Common shares and preferred shares.

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

Form and transfer of shares

          Our preferred shares and common shares are in book-entry form registered in the name of each shareholder. The transfer of such shares is made under Brazilian corporate law, which provides that a transfer of shares is effected by our transfer agent, Banco Bradesco S.A., upon presentation of valid share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange's clearing system. Transfers of shares by a foreign investor are made in the same way and are executed by the investor's local agent, who is also responsible for updating the information relating to the foreign investment furnished to the Central Bank of Brazil.

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

          We have been making semi-annual payments to holders of shareholder debentures, which reached US$10 million in 2010, US$14 million in 2011 and US$10 million in 2012. See Note 21 to our consolidated financial statements for a description of the terms of the debentures.

MANDATORILY CONVERTIBLE NOTES

          In 2009, our wholly-owned subsidiary Vale Capital II issued two series of mandatorily convertible notes due June 15, 2012, designated VALE-2012 and VALE.P-2012, which were converted into common and preferred ADSs on that date. The conversion rate was 2.7082 common ADSs per series VALE-2012 note and 3.0993 preferred ADSs per series VALE.P-2012 note. The ADSs into which the series VALE-2012 notes were converted represented an aggregate of 15,836,884 common shares, equivalent to 1.3% of the then-outstanding common shares, and the series VALE.P-2012 notes represented an aggregate of 40,241,968 preferred class A shares, equivalent to 2.2% of the then-outstanding preferred class A shares.

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

          Under Brazilian corporate law, there are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. These restrictions on the remittance of foreign capital abroad could hinder or prevent the depositary bank and its agents for the preferred shares or common shares represented by ADSs and HDSs from converting dividends, distributions or the proceeds from any sale of preferred shares, common shares or rights, as the case may be, into U.S. dollars or Hong Kong dollars and remitting such amounts abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs and HDSs could adversely affect holders of ADRs and HDRs.

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

          In general, if you are the beneficial owner of American depositary receipts evidencing ADSs, you will be treated as the beneficial owner of the preferred shares or common shares represented by those ADSs for U.S. federal income tax purposes. Deposits and withdrawals of preferred shares or common shares by you in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Your tax basis in such preferred shares or common shares will be the same as your tax basis in such ADSs, and the holding period in which preferred shares or common shares will include the holding period in such ADSs.

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

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain noncorporate taxpayers, including individuals, will be subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on Vale's audited financial statements and relevant market and shareholder data, Vale believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2012 taxable year. In addition, based on Vale's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Vale does not anticipate becoming a PFIC for its 2013 taxable year.

          Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares and common shares will be treated as qualified dividends (and therefore whether such dividends will qualify for the preferential rates of taxation applicable to long-term capital gains), because the preferred shares and common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs, preferred shares or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is unclear whether we will be able to comply with them. You should consult your own tax advisors regarding the availability of the reduced dividend tax rate in light of your own particular circumstances.

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

  Taxation of capital gains

          Upon a sale or exchange of preferred shares, common shares or ADSs, you will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the preferred shares, common shares or ADSs. This gain or loss will be long-term capital gain or loss if your holding period in the preferred shares, common shares or ADSs exceeds one year. The net amount of long-term capital gain recognized by individual U.S. holders generally is subject to taxation at preferential rates. Your ability to use capital losses to offset income is subject to limitations.

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

          If a Brazilian tax is withheld on the sale or disposition of shares, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See Brazilian tax considerations above.

  Information reporting and backup withholding

          Information returns may be filed with the IRS in connection with distributions on the preferred shares, common shares or ADSs and the proceeds from their sale or other disposition. You may be subject to United States backup withholding tax on these payments if you fail to provide your taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding. If you are required to make such a certification or to establish such an exemption, you generally must do so on IRS Form W-9.

          The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

          Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

          Our management has assessed the effectiveness of Vale's internal control over financial reporting as of December 31, 2012 based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

          Our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2012 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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
We do not have a nominating committee. As a controlled company, we would not be required to comply with the nominating/corporate governance committee requirements if we were a U.S. domestic issuer. However, we do have a Governance and Sustainability Committee, which is an advisory committee to the Board of Directors and may include members who are not directors. According to its charter, this committee is responsible for:
		•	evaluating and recommending improvements to the effectiveness of our corporate governance practices and the functioning of the Board of Directors;
		•	recommending improvements to our code of ethical conduct and management system in order to avoid conflicts of interest between us and our shareholders or management;
		•	issuing reports on potential conflicts of interest between us and our shareholders or management; and
		•	reporting on policies relating to corporate responsibility, such as environmental and social responsibility
		•	The committee's charter requires at least one of its members to be independent. For this purpose, an independent member is a person who:
		•	does not have any current relationship with us other than being part of a committee, or being a shareholder of the Company;
		•	does not participate, directly or indirectly, in the sales efforts or provision of services by Vale;
		•	is not a representative of the controlling shareholders;
		•	has not been an employee of the controlling shareholder or of entities affiliated with a controlling shareholder; and
		•	has not been an executive officer of the controlling shareholder.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. "Controlled companies" are not required to comply with this requirement.	As a controlled company, we would not be required to comply with the compensation committee requirements if we were a U.S. domestic issuer.
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

CODE OF ETHICS

          We have adopted a code of ethical conduct that applies to all members of our Board of Directors, Board of Executive Officers and employees, including the chief executive officer, the chief financial officer and the principal accounting officer. We have posted this code of ethical conduct on our website, at: http://www.vale.com (under English Version/Investors/Corporate Governance/Code of Ethics). Copies of our code of ethical conduct may be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethical conduct since its adoption.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

          PricewaterhouseCoopers Auditores Independentes billed the following fees to us for professional services in 2011 and 2012.

	Year ended December 31,
	2011	2012
	(US$ thousand)
Audit fees	10,354	9,114
Audit-related fees	794	936

Total fees	11,148	10,050

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

EXHIBITS

Exhibit Number
1	Bylaws of Vale S.A., as amended on May 18, 2011, incorporated by reference to the current report on Form 6-K furnished to the Securities and Exchange Commission on May 18, 2011 (File No. 001-15030)
8	List of subsidiaries
12.1	Certification of Chief Executive Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Vale, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers
15.2	Consent of IMC Mining Services
15.3	Consent of Echelon Mining Services

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

Cobalt

Cobalt is a hard, lustrous, silver-gray metal found in ores, and used in the preparation of magnetic, wear-resistant, and high-strength alloys (particularly for jet engines and turbines). Its compounds are also used in the production of inks, paints, catalysts and battery materials.

Coke	Coal that has been processed in a coke oven, for use as a reduction agent in blast furnaces and in foundries for the purposes of transforming iron ore into pig iron.
Coking Coal	See metallurgical coal.
Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.

Copper	A reddish brown metallic element. Copper is highly conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.
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

Mtpy	Million metric tons per year.
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
Nickel sulfide

Formed through magmatic processes where nickel combines with sulfur to form a sulfide phase. Pentlandite is the most common nickel sulfide ore mineral mined and often occurs with chalcopyrite, a common copper sulfide mineral.

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

Oxides	Compounds of oxygen with another element. For example, magnetite is an oxide mineral formed by the chemical union of iron with oxygen.
Ozpy	Troy ounces per year.
Palladium	A silver-white metal that is ductile and malleable, used primarily in automobile-emissions control devices, and electrical applications.
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
Platinum

A dense, precious, grey-white transition metal that is ductile and malleable and occurs in some nickel and copper ores. Platinum is resistant to corrosion and is used primarily in jewelry, and automobile-emissions control devices.

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

Thermal coal	A type of coal that is suitable for energy generation in thermal power stations.
Tpy	Metric tons per year.
Troy ounce	One troy ounce equals 31.103 grams.
Underground mining	Mineral exploitation in which extraction is carried out beneath the earth's surface.
U.S. dollars or US$	The United States dollar.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALE S.A.
By:	/s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Chief Executive Officer
By:	/s/ Luciano Siani Pires
Name: Luciano Siani Pires
Title: Chief Financial Officer

          Date: April 2, 2013

Vale S.A.

Report of independent registered
public accounting firm

To the Board of Directors and Stockholders
Vale S.A.

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Vale S.A. and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Auditores Independentes
PricewaterhouseCoopers Auditores Independentes
Rio de Janeiro, Brazil February 27, 2013

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

          Vale's management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission—COSO. Based on such assessment and criteria, Vale's management has concluded that the company's internal control over financial reporting was effective as of December 31, 2012.

          The effectiveness of the company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 27th, 2013

/s/ Murilo Ferreira
Murilo Ferreira Chief Executive Officer
/s/ Luciano Siani
Luciano Siani Chief Financial Officer

Consolidated Balance Sheets

Expressed in millions of United States dollars

	As of December 31,
	2012	2011
Assets
Current assets
Cash and cash equivalents	5,832	3,531
Short-term investments	246	–
Accounts receivable
Related parties	134	288
Third parties	6,661	8,217
Loans and advances to related parties	384	82
Inventories	5,052	5,251
Deferred income tax	356	203
Unrealized gains on derivative instruments	281	595
Advances to suppliers	256	393
Recoverable taxes	2,260	2,230
Assets held for sale	479	–
Others	956	946

	22,897	21,736

Non-current assets
Property, plant and equipment, net	90,744	88,895
Intangible assets	1,022	1,135
Investments in affiliated companies, joint ventures and others investments	6,492	8,093
Other assets
Goodwill on acquisition of subsidiaries	2,947	3,026
Loans and advances
Related parties	408	509
Third parties	246	210
Prepaid pension cost	844	1,666
Judicial deposits	1,515	1,464
Recoverable taxes	658	587
Deferred income tax	2,886	594
Unrealized gains on derivative instruments	45	60
Deposit on incentive / reinvestment	160	229
Others	614	524

	108,581	106,992

Total	131,478	128,728

 Consolidated Balance Sheets (Continued)
Expressed in millions of United States dollars
(Except number of shares)

	As of December 31,
	2012	2011
Liabilities and stockholders' equity
Current liabilities
Suppliers	4,529	4,814
Payroll and related charges	1,481	1,307
Minimum annual remuneration attributed to stockholders	–	1,181
Current portion of long-term debt	3,468	1,495
Short-term debt	–	22
Loans from related parties	207	24
Provision for income taxes	641	507
Taxes payable and royalties	324	524
Employee postretirement benefits	205	147
Railway sub-concession agreement payable	65	66
Unrealized losses on derivative instruments	347	73
Provisions for asset retirement obligations	70	73
Liabilities associated with assets held for sale	181	–
Others	1,067	810

	12,585	11,043

Non-current liabilities
Employee postretirement benefits	3,256	2,446
Loans from related parties	72	91
Long-term debt	26,799	21,538
Provisions for contingencies (Note 21 (b))	2,065	1,686
Unrealized losses on derivative instruments	783	663
Deferred income tax	3,538	5,654
Provisions for asset retirement obligations	2,333	1,697
Stockholders' debentures	1,653	1,336
Others	2,031	2,460

	42,530	37,571

Redeemable noncontrolling interest	487	505
Commitments and contingencies (Note 21)
Stockholders' equity
Preferred class A stock—7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2011—2,108,579,618) issued	16,728	16,728
Common stock—3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2011—3,256,724,482) issued	25,837	25,837
Treasury stock—140,857,692 (2011—181,099,814) preferred and 71,071,482 (2011—86,911,207) common shares	(4,477)	(5,662)
Additional paid-in capital	(529)	(61)
Mandatorily convertible notes—common shares	–	290
Mandatorily convertible notes—preferred shares	–	644
Other cumulative comprehensive deficit	(9,613)	(5,673)
Undistributed retained earnings	38,997	41,130
Unappropriated retained earnings	7,298	4,482

Total Company stockholders' equity	74,241	77,715
Noncontrolling interests	1,635	1,894

Total stockholders' equity	75,876	79,609

Total	131,478	128,728

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(Except per share amounts)

	Year ended as of December 31,
	2012	2011	2010
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	41,730	55,156	41,158
Aluminum products	–	383	2,554
Revenues from logistic services	1,644	1,726	1,465
Fertilizer products	3,777	3,547	1,845
Others	1,602	1,533	1,195

	48,753	62,345	48,217
Taxes on revenues	(1,059)	(1,399)	(1,188)

Net operating revenues	47,694	60,946	47,029

Operating costs and expenses
Cost of ores and metals sold	(20,581)	(19,854)	(15,062)
Cost of aluminum products	–	(289)	(2,108)
Cost of logistic services	(1,399)	(1,402)	(1,040)
Cost of fertilizer products	(2,984)	(2,701)	(1,556)
Others	(1,627)	(1,283)	(784)

	(26,591)	(25,529)	(20,550)
Selling and administrative expenses	(2,240)	(2,334)	(1,701)
Research and development expenses	(1,478)	(1,674)	(878)
Impairment on assets	(4,023)	–	–
Gain (loss) on sale of assets	(491)	1,513	–
Others	(3,648)	(2,810)	(2,205)

	(38,471)	(30,834)	(25,334)

Operating income	9,223	30,112	21,695

Non-operating income (expenses)
Financial income	401	718	290
Financial expenses	(2,414)	(2,465)	(2,646)
Gains (losses) on derivatives, net	(120)	75	631
Foreign exchange gains (losses), net	(1,915)	(1,382)	102
Indexation gains (losses), net	247	(259)	242

	(3,801)	(3,313)	(1,381)
Income before discontinued operations, income taxes and equity results	5,422	26,799	20,314

Income taxes
Current	(2,529)	(5,547)	(4,996)
Deferred
In the year	799	265	1,291
On impairment	1,327	–	–
Reversal of liabilities (Note 5b.)	1,236	–	–

	833	(5,282)	(3,705)
Equity in results of affiliates, joint ventures and other investments	640	1,135	987
Impairment on investments	(1,641)	–	–

Net income (loss) from continuing operations	5,254	22,652	17,596

Discontinued operations, net of tax	–	–	(143)

Net income	5,254	22,652	17,453

Net income (loss) attributable to noncontrolling interests	(257)	(233)	189
Net income attributable to the Company's stockholders	5,511	22,885	17,264

Earnings per share attributable to Company's stockholders:
Earnings per preferred share	1.07	4.33	3.23
Earnings per common share	1.07	4.33	3.23
Earnings per convertible note linked to preferred share	–	6.39	4.76
Earnings per convertible note linked to common share	–	8.15	6.52

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income
Expressed in millions of United States dollars

	Year ended as of December 31,
	2012	2011	2010
Comprehensive income is comprised as follows:
Company's stockholders:
Net income attributable to Company's stockholders	5,511	22,885	17,264
Cumulative translation adjustments	(2,882)	(4,985)	1,519
Unrealized gain (loss) on available-for-sale securities
Gross balance as of the year end	–	(13)	12
Tax (expense) benefit	(1)	11	(9)

	(1)	(2)	3
Surplus (deficit) accrued pension plan
Gross balance as of the year end	(1,322)	(740)	(53)
Tax (expense) benefit	386	232	32

	(936)	(508)	(21)
Cash flow hedge
Gross balance as of the year end	(113)	130	(16)
Tax (expense) benefit	(8)	25	(10)

	(121)	155	(26)

Total comprehensive income attributable to Company's stockholders	1,571	17,545	18,739

Noncontrolling interests:
Income (losses) attributable to noncontrolling interests	(257)	(233)	189
Cumulative translation adjustments	46	(210)	104
Pension plan	–	4	–
Cash flow hedge	–	1	40

Total comprehensive income (deficit) attributable to Noncontrolling interests	(211)	(438)	333

Total comprehensive income	1,360	17,107	19,072

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Year ended as of December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income	5,254	22,652	17,453

Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	4,396	4,122	3,260
Dividends received	460	1,038	1,161
Equity in results of affiliates, joint ventures and other investments	(640)	(1,135)	(987)
Deferred income taxes	(799)	(265)	(1,291)
Reversal of deferred tax liability (Note 5a.)	(1,236)	–	–
Deferred taxes on assets Impairment	(1,327)	–	–
Asset and investment impairment charge	5,664	–	–
Loss on disposal of property, plant and equipment	216	223	623
Loss (gain) on sale of assets held for sale	491	(1,513)	–
Discontinued operations, net of tax	–	–	143
Unrealized foreign exchange and indexation	1,012	2,879	(787)
Unrealized derivative losses (gains), net	613	490	594
Unrealized interest (income) expense, net	(24)	194	187
Stockholders' debentures	109	246	449
Others	(310)	(183)	58
Decrease (increase) in assets:
Accounts receivable	1,900	(821)	(3,800)
Inventories	(296)	(1,343)	(425)
Recoverable taxes	177	(563)	42
Others	530	(315)	307
Increase (decrease) in liabilities:
Suppliers	(168)	1,076	928
Payroll and related charges	185	285	214
Income taxes	(143)	(2,478)	1,311
Others	531	(93)	(257)

Net cash provided by operating activities	16,595	24,496	19,183

Cash flows from investing activities:
Short term investments	(246)	1,793	1,954
Loans and advances receivable
Related parties
Loan proceeds	–	–	(28)
Others	292	(178)	(30)
Judicial deposits	(116)	(186)	(94)
Investments	(474)	(504)	(87)
Additions to property, plant and equipment	(15,777)	(16,075)	(12,647)
Proceeds from disposal of investments	974	1,081	–
Acquisition (sale) of subsidiaries	–	–	(6,252)

Net cash used in investing activities	(15,347)	(14,069)	(17,184)

Consolidated Statements of Cash Flows (Continued)
Expressed in millions of United States dollars

	Year ended as of December 31,
	2012	2011	2010
Cash flows from financing activities:
Short-term debt
Additions	593	859	2,233
Repayments	(526)	(955)	(2,132)
Loans
Related parties
Proceeds	–	19	24
Repayments	–	(1)	(25)
Issuances of long-term debt
Third parties
Proceeds	8,740	1,564	4,436
Repayments	(1,186)	(2,621)	(2,629)
Treasury stock	–	(3,002)	(1,510)
Transactions with noncontrolling interest	(411)	(1,134)	660
Dividends and interest attributed to Company's stockholders	(6,000)	(9,000)	(3,000)
Dividends and interest attributed to noncontrolling interest	(45)	(100)	(140)

Net cash provided by (used in) financing activities	1,165	(14,371)	(2,083)

Increase (decrease) in cash and cash equivalents	2,413	(3,944)	(84)
Effect of exchange rate changes on cash and cash equivalents	(112)	(109)	375
Cash and cash equivalents, beginning of year	3,531	7,584	7,293

Cash and cash equivalents, end of year	5,832	3,531	7,584

Cash paid during the year for:
Interest on short-term debt	(8)	(3)	(5)
Interest on long-term debt	(1,308)	(1,143)	(1,097)
Income tax	(1,238)	(7,293)	(1,972)
Non-cash transactions
Income tax paid with credits	(1,129)	(681)	301
Interest capitalized	335	234	164
Conversion of mandatorily convertible notes using 56,081,560 treasury stock (Note 18)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars
(Except number of shares)

	Year ended as of December 31,
	2012	2011	2010
Preferred class A stock (including 12 golden shares)
Beginning of the year	16,728	10,370	9,727
Capital increase	–	6,358	–
Transfer from undistributed retained earnings	–	–	643

End of the year	16,728	16,728	10,370

Common stock
Beginning of the year	25,837	16,016	15,262
Capital increase	–	9,821	–
Transfer from undistributed retained earnings	–	–	754

End of the year	25,837	25,837	16,016
Treasury stock
Beginning of the year	(5,662)	(2,660)	(1,150)
Sales (acquisitions)	1,185	(3,002)	(1,510)

End of the year	(4,477)	(5,662)	(2,660)

Additional paid-in capital
Beginning of the year	(61)	2,188	411
Change in the year	(468)	(2,249)	1,777

End of the year	(529)	(61)	2,188

Mandatorily convertible notes—common shares
Beginning of the year	290	290	1,578
Change in the year	(290)	–	(1,288)

End of the year	–	290	290

Mandatorily convertible notes—preferred shares
Beginning of the year	644	644	1,225
Change in the year	(644)	–	(581)

End of the year	–	644	644

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the year	(5,238)	(253)	(1,772)
Change in the year	(2,882)	(4,985)	1,519

End of the year	(8,120)	(5,238)	(253)

Unrealized gain (loss)—available-for-sale securities, net of tax
Beginning of the year	1	3	–
Change in the year	(1)	(2)	3

End of the year	–	1	3

Surplus (deficit) of accrued pension plan
Beginning of the year	(567)	(59)	(38)
Change in the year	(936)	(508)	(21)

End of the year	(1,503)	(567)	(59)

Cash flow hedge
Beginning of the year	131	(24)	2
Change in the year	(121)	155	(26)

End of the year	10	131	(24)

Total other cumulative comprehensive income (deficit)	(9,613)	(5,673)	(333)

Consolidated Statements of Changes in Stockholders' Equity (Continued)
Expressed in millions of United States dollars
(Except number of shares)

	Year ended as of December 31,
	2012	2011	2010
Undistributed retained earnings
Beginning of the year	41,130	42,218	28,508
Transfer from unappropriated retained earnings	(2,133)	13,221	15,107
Transfer to capitalized earnings	–	(14,309)	(1,397)

End of the year	38,997	41,130	42,218

Unappropriated retained earnings
Beginning of the year	4,482	166	3,182
Net income attributable to the Company's stockholders	5,511	22,885	17,264
Remuneration of mandatorily convertible notes
Preferred class A stock	(44)	(97)	(72)
Common stock	(19)	(70)	(61)
Dividends and interest attributed to stockholders' equity
Preferred class A stock	(1,929)	(2,143)	(1,940)
Common stock	(2,836)	(3,038)	(3,100)
Appropriation to undistributed retained earnings	2,133	(13,221)	(15,107)

End of the year	7,298	4,482	166

Total Company stockholders' equity	74,241	77,715	68,899

Noncontrolling interests
Beginning of the year	1,894	2,830	2,831
Disposals (acquisitions) of noncontrolling interests	(198)	(631)	1,629
Cumulative translation adjustments	46	(210)	104
Cash flow hedge	–	1	40
Losses attributable to noncontrolling interests	(257)	(233)	189
Net income attributable to redeemable noncontrolling interests	181	207	–
Dividends and interest attributable to noncontrolling interests	(74)	(105)	(104)
Capitalization of stockholders advances	43	31	27
Pension plan	–	4	–
Assets and liabilities held for sale	–	–	(1,886)

End of the year	1,635	1,894	2,830

Total stockholders' equity	75,876	79,609	71,729

Number of shares issued and outstanding:
Preferred class A stock (including 12 golden shares)	2,108,579,618	2,108,579,618	2,108,579,618
Common stock	3,256,724,482	3,256,724,482	3,256,724,482
Buy-backs
Beginning of the year	(268,011,021)	(147,024,965)	(152,579,803)
Acquisitions	–	(120,987,980)	(69,880,400)
Conversions	56,081,847	1,924	75,435,238

End of the year	(211,929,174)	(268,011,021)	(147,024,965)
	5,153,374,926	5,097,293,079	5,218,279,135

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

Expressed in millions of United States dollars, unless otherwise stated

1    The Company and its operations

          Vale S.A., ("Vale", "Company" or "we") is a limited liability company incorporated in Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, base metals production, fertilizers, logistics and steel activities.

          Our principal consolidated operating subsidiaries at December 31, 2012 are the following:

Subsidiaries	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C.	40.00	51.00	Peru	Fertilizer
Ferrovia Centro-Atlântica S.A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron Ore and Manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Fertilizantes S.A.	100.00	100.00	Brazil	Fertilizer
Vale International Holdings GMBH	100.00	100.00	Austria	Holding and Exploration
Vale International S.A.	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	80.50	80.50	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	70.00	70.00	Oman	Pellets
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapore	Logistics

2    Basis of consolidation

          All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if we hold less than 51% of voting capital. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted under the equity method (Note 15).

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

          Our participation in hydroelectric projects in Brazil is made via consortium contracts under which we have undivided interests in the assets, and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations. No separate legal or tax status is granted to unincorporated consortia under Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects (Note 13).

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

          The Brazilian Real ("R$") is the Parent Company's functional currency. We have selected the US dollar ("US$") a convenience to facilitate analysis by our international investor.

          In 2011, based on entity business assessment, Vale International changed its functional currency from the Brazilian Real to the US dollar. This change did not cause significant effects in the financial statements presented.

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

          The exchange rates used to translate the assets and liabilities of the Brazilian operations at December 31, 2012 and 2011, were R$2.0435 and R$1.8683, respectively.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

3    Summary of significant accounting policies (Continued)

b) Revision of prior year revenue presentation

          For certain contracts, we carry the risks concerning the transportation of the products and determine the freight price directly to our customer. However, for these contracts in 2011 and 2010 the major part of the freight related to CFR (Incoterm for cost and freight) for iron ore and pellets sales, was recorded as if Vale was acting as an agent, resulting in the net presentation of freight revenues. We revised the 2011 and 2010 income statement presentation to appropriately reflect the revenue of such sales by the total amount billed to customers and as a consequence present the related freight costs as cost of product sold and therefore we increase the 2011 sales of ore and metals in amount of US$ 1,955 (US$1,735 in 2010) with the corresponding increase in cost of ores and metals sold. The revision did not result in any other changes in the income statement presentation.

c) Information by Segment and Geographic Area

          The Company discloses information by consolidated operational business segment and revenues by consolidated geographic area, in accordance with the principles and concepts used by decision makers in evaluating performance. The information is analyzed by segment as follows:

          Bulk Material—includes the extraction of iron ore and pellet production and the transport systems of Brazil, including railroads, ports and terminals, linked to mining operations. The manganese ore, ferroalloys and coal are also included in this segment.

          Base metals—includes the production of non-ferrous minerals, including nickel operations (co-products and by-products), copper and investment in aluminum affiliate.

          Fertilizers—comprises three major groups of nutrients: potash, phosphate and nitrogen.

          Logistical services—includes our system of cargo transportation for third parties divided into rail transport, port and shipping services.

          Other—comprises sales and expenses of other products and investments in joint ventures and associate in other businesses.

d) Current and non-current assets and liabilities

          We classify assets and liabilities as current when it expects to realize the assets and to settle the liabilities, within twelve months after the reporting period. Others assets and liabilities are classified as non-current.

e) Cash equivalents and short-term investments

          The amounts recorded as cash and cash equivalents correspond to the values available in cash, bank deposits and investments in the short-term that have immediate liquidity and original maturity within 90 days. Other investments with between 91 and 360 day maturities are recognized at fair value through income and presented in short-term investments.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

3    Summary of significant accounting policies (Continued)

f) Accounts Receivable

          Represent receivables from sales of products and services. Receivables are initially recorded at fair value and subsequently measured at amortized cost, net of impairment losses, when applicable.

g) Inventory

          Inventories are recorded at the average cost of purchase or production, reduced to market value (net realizable value less a reasonable margin) when lower. Stockpiled inventories are accounted in process when they are removed from the mine. The cost of finished goods is comprised of depreciation and all direct costs necessary to convert stockpiled inventories into finished goods.

          We classify proven and probable reserve quantities attributable to stockpiled inventories as inventories. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.

          We periodically assess our inventories to identify obsolete or slow-moving inventories and, if needed, we record allowances as considered necessary.

h) Stripping costs

          Stripping costs (the cost associated with the removal of overburden and other waste materials) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of developing the property. These costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

          Post-production stripping costs are included in the cost of inventory, except when a campaign is launched to permit the access to a significant new ore body. In such cases, the cost is capitalized as non-current asset and amortized during the extraction of the ore body.

i) Property, plant and equipment and intangible assets

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

j) Business combinations

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

          Goodwill is reviewed for impairment utilizing a two step process. In the first step, we compare a reporting unit's fair value with its carrying amount to identify any potential goodwill impairment loss. If the carrying amount of a reporting unit exceeds the unit's fair value, based on a discounted cash flow analysis, we carry out the second step of the impairment test, measuring and recording the amount, if any, of the unit's goodwill impairment loss.

k) Impairment

          The Company assesses, at each reporting date whether there is evidence that the carrying amount of financial assets measured through amortized cost and long-live non-financial asset, should be impaired.

          For financial assets measured through amortized cost, Vale compares the carrying amount with expected cash flows for the asset, and if there when appropriate, the carrying value is adjusted to the cash flow value.

          Vale reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Long-lived assets, other than indefinite-lived intangible assets, are evaluated for impairment under the two-step model. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Once it is determined that an impairment exists, an impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. Fair value is generally determined using valuation techniques, such as estimated future cash flows.

          The Company determines its cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance, sale prices consistent with the projections used in reports published by industry considering the market price when available and appropriate. Cash flows used are designed based on the life of each reporting unit (consumption of reserve units in the case of minerals) and considering discount rates that reflect specific risks relating to the relevant assets in each reporting unit, depending on their composition and location.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

3    Summary of significant accounting policies (Continued)

          Regardless the indication of impairment of its carrying value, goodwill balances arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year.

l) Available-for-sale equity securities

          Equity securities classified as "available-for-sale" are recorded pursuant to accounting for certain investments in debt and equity securities. Accordingly, we classify unrealized holding gains and losses, net of taxes, as a separate component of stockholders' equity until realized.

m) Compensated absences

          The liability for future compensation for employee vacations is fully accrued as earned.

n) Derivatives and hedging activities

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

o) Asset retirement obligations

          Our asset retirement obligations consist primarily of estimated closure costs. The initial measurement is recognized as a liability discounted to present value and subsequently accreted through earnings. An asset retirement cost equal to the initial liability is capitalized as part of the related asset's carrying value and depreciated during the asset's useful life.

p) Revenues and expenses

          Revenue is recognized when Vale transfers to its customers all significant risks and rewards of ownership of the product sold and services rendered. Revenue excludes any applicable sales taxes and is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to Vale and the revenues and costs can be reliably measured.

          In most instances sales revenue is recognized when the product is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer's premises. However, when the model negotiated with the customer is transferring risks and benefits of the product in shipment, revenue is recognized at the time.

          In some cases, the sale price is determined on a provisional basis at the date of sale as the final selling price is subject to escalation clauses in contracts up to the date of final pricing. Revenue from the sale of provisionally priced is recognized when risks and rewards of ownership are transferred to the customer and revenue can be measured reliably. At this date, the amount of revenue to be recognized are estimated based on the forward price of product sold.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

3    Summary of significant accounting policies (Continued)

          Expenses and costs are recognized on the accrual basis.

q) Income taxes

          The deferred tax effects of tax loss carryforwards and temporary differences are recognized pursuant to accounting for income taxes. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recovered in the future.

r) Earnings per share

          Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year.

s) Interest attributed to stockholders' equity (dividend)

          Brazilian corporations are permitted to distribute interest attributable to stockholders' equity. The calculation is based on the stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year or 50% of retained earnings plus revenue reserves as determined by Brazilian corporate law.

          The notional interest charge is tax deductible in Brazil. The benefit to us, as opposed to making a dividend payment, is a reduction in our income tax burden. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders' equity is considered as part of the annual minimum mandatory dividend (Note 18). This notional interest distribution is treated for accounting purposes as a deduction from stockholders' equity in a manner similar to a dividend and the tax credit recorded in income.

t) Pension and other post retirement benefits

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

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

4    Accounting pronouncements

a) Newly issued accounting pronouncements

          Accounting Standards Update ("ASU") number 2013-02: Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income: The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP. The amendments in this ASU are effective for public entities for fiscal years beginning after December 15, 2012.

          ASU number 2013-01: Balance Sheet (Topic 210): The main objective in developing this Update is to address implementation issues about the scope of Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The effective date is the same as the effective date of Update 2011-11.

          ASU number 2012-02: Intangibles—Goodwill and Other (Topic 350). The objective of this ASU is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments in this ASU are effective for annual and interim impairment tests performed for public entities for fiscal years and interim periods beginning after September 15, 2012.

          The Company does not expect these updates to have a significant impact on its financial statements.

5    Major acquisitions and divestitures

a) Belvedere Coal Project

          In 2012, Vale concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited ("Aquila") in the amount of AUD150 million (US$156).

          The acquisition is subject to approvals from the government of Queensland, Australia. As a result of this transaction, Vale will increase its participation in Belvedere to 100%. Additionally, Vale agreed to pay AUD20 million (US$21) to end litigations and disputes relating to the Belvedere with Aquila.

          The project is still in stage of development and, consequently, subject to approval of the Board of Directors of Vale. At the end of transaction, Vale will have paid US$338 for 100% of Belvedere.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

5    Major acquisitions and divestitures (Continued)

b) Fertilizer Business

          In 2010, through our wholly owned subsidiary Mineração Naque S.A. ("Naque"), we acquired 78.92% of the total capital (being 99.83% of the voting capital) of Vale Fertilizantes S.A. ("Vale Fertilizantes") and 100% of the total capital of Vale Fosfatados S.A.. In 2011 and beginning of 2012, we concluded several transactions including a public tender to acquire the free float of Vale Fertilizantes shares, and the subsequent delisting of its shares which resulted in the Company owning of 100% of the its capital.

          The purchase consideration of the business combination effected in 2010, when control was obtained, amounted to US$5,795. The purchase price allocation exercise was concluded in 2011 and generated a deferred tax liability on the fair value adjustments, determined based on the temporary differences between the accounting basis of those assets and liabilities at fair values, substantially represented by Property Plant and Equipment, and their tax basis represented by the historical carrying values at the acquired entity. Pursuant to current Brazilian tax regulations, goodwill generated in connection with a business combination as well as the fair values of assets and liabilities acquired are only tax deductible post a legal merger between the acquirer and the acquiree.

          In June 2012, we have decided to legally merge Naque and Vale Fertilizantes. As a result, the carrying amounts of acquired assets and liabilities accounted for in Naque's consolidated financial statements, represented by their amortized fair values from acquisition date, became their tax basis.

          Therefore, upon concluding the merger, there are no longer differences between tax basis and carrying amounts of the net assets acquired, and consequently there is no longer deferred tax liability amount to be recognized. The outstanding balance of the initially recognized deferred tax liability (accounted for in connection with the purchase accounting) totaling US$1,236 was entirely recycled through P&L for the year ended December 31, 2012, in connection with the legal merger of Vale Fertilizantes into Naque. In addition, Naque was then renamed as Vale Fertilizantes.

c) Sale of coal

          In June 2012, we concluded the sale of our thermal coal operations in Colombia to CPC S.A.S., an affiliate of Colombian Natural Resources S.A.S. ("CNR").

          The thermal coal operations in Colombia constitute a fully-integrated mine-railway-port system consisting of a coal mine and a coal deposit; a coal port facility; and an equity participation in a railway connecting the coal mines to the port.

          The loss on this transaction, of US$355 was recorded in the income statement in the line "Gain (loss) on sale of assets"

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

5    Major acquisitions and divestitures (Continued)

d) Acquisition of EBM shares

          As part of its strategy to optimize its corporate structure, Vale acquired additional 10.46% of Empreendimentos Brasileiros de Mineração S.A. ("EBM") in 2012, whose main asset is an interest in Minerações Brasileiras Reunidas S.A. ("MBR"), which owns the Itabirito, Vargem Grande and Paraopeba mining properties. As a result of the acquisition, we increased our share in EBM to 96.7% and in MBR to 98.3%. We recorded US$62 as result from operations with noncontrolling interest in "Stockholders Equity".

e) Manganese and ferroalloys

          In October 2012, we concluded the sale of the manganese ferroalloys operations in Europe to subsidiaries of Glencore International Plc., a company listed on the London and Hong Kong Stock Exchanges, for US$160 in cash, subject to the fulfillment of certain precedent conditions. We recognized a loss of US$22 presented in our statement of income as "gain (loss) on sale of assets".

          The manganese ferroalloys operations in Europe consist of: (a) 100% of Vale Manganèse France SAS, located in Dunkirk France; and (b) 100% of Vale Manganese Norway AS, located in Mo I Rana, Norway.

f) Participation of Vale Oman Pelletizing

          In October 2012, Vale sold 30% of participation in Vale Oman Pelletizing LLC for the Oman Oil Company, wholly owned subsidiary of the Government of the Sultanate of Oman, for US$71. We recognized a gain of US$63 recorded in equity.

6    Income taxes

          We analyze the potential tax impact associated with undistributed earnings of each of our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates for which no deferred income tax has been recognized for possible future remittances to the parent company totaled approximately US$26,800 on December 31, 2012 and US$26,300 on December 31, 2011. These amounts are considered to be permanently reinvested in the Company's international business. It is not practicable to determine the amount of the unrecognized deferred tax liability associated with these amounts. If we did determine to repatriate these earnings, there would be various methods available to us, each with different tax consequences. There would also be uncertainty as to the timing and amount, if any, of foreign tax credits that would be available, as the calculation of the available foreign tax credit is dependent upon the timing of the repatriation and projections of significant future uncertain events. The wide range of potential outcomes that could result due to these factors, among others, makes it impracticable to calculate the amount of tax that hypothetically would be recognized on these earnings if they were repatriated.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

6    Income taxes (Continued)

          There were no changes in the rates of taxes in the countries where we operate in the years reported. The income tax expense in the statement of income is reconciled with the Brazilian nominal statutory composite rate, as follows:

	Year ended as of December 31,
	2012			2011			2010
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before discontinued operations, income taxes, equity results and noncontrolling interests	6,210	(788)	5,422	21,267	5,532	26,799	16,586	3,728	20,314

Tax at Brazilian composite rate	(2,111)	268	(1,843)	(7,231)	(1,881)	(9,112)	(5,639)	(1,268)	(6,907)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	1,337	–	1,337	1,655	–	1,655	995	–	995
Difference on foreign tax jurisdiction rates	–	168	168	–	1,406	1,406	–	1,583	1,583
Tax incentives	204	–	204	704	–	704	642	–	642
Social contribution contingency payment	–	–	–	506	–	506	–	–	–
Reversal/Constitution of allowance for tax loss carryfoward	–	(228)	(228)	129	(426)	(297)	–	–	–
Reversal of deferred tax liability (Note 5a.)	1,236	–	1,236	–	–	–	–	–	–
Other non-taxable, income/non deductible expenses	(41)	–	(41)	48	(192)	(144)	13	(31)	(18)

Income taxes per consolidated statements of income	625	208	833	(4,189)	(1,093)	(5,282)	(3,989)	284	(3,705)

          Vale and some subsidiaries in Brazil were granted tax incentives that provide for a partial reduction of the income tax due related to certain regional operations of iron ore, railroad, manganese, copper, bauxite, alumina, aluminum, kaolin and potash. The tax benefit is calculated based on taxable profit adjusted by the tax incentive (so-called "exploration profit") taking into consideration the operational profit of the projects that benefit from the tax incentive during a fixed period. Generally these tax incentives last for 10 years. The Company's tax incentives will expire in 2020. The tax savings must be recorded in a non distributable capital (profit) reserve in the Stockholders' equity.

          We can also reinvest part of the tax savings from the acquisition of new equipment to be used in the operations, once approved, and covered by the Brazilian regulatory agencies Superintendência de Desenvolvimento da Amazônia—SUDAM and Superintendência de Desenvolvimento do Nordeste—SUDENE. When the reinvestment is approved, the tax benefit must also be accounted for in a non distributable profit reserve.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

6    Income taxes (Continued)

          We also have income tax incentives related to our Goro project under development in New Caledonia (the "Goro Project"). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out, should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro Project is in operation. We obtained tax incentives for our projects in Mozambique, Oman and Malaysia, that will take effects when those projects start their commercial operation.

          The Company's income taxes are subject to audit by the tax authorities for up to five years in Brazil, up to ten years in Indonesia and up to seven years in Canada.

          Tax loss carry forwards in Brazil and in most of the jurisdictions where we have tax loss carry forwards have no expiration date, though in Brazil, offset is restricted to 30% of annual taxable income.

          The Company's uncertain income tax positions were as follows: (Note 21(b)) tax—related actions).

	Year ended as of December 31,
	2012	2011	2010
Beginning of the year	263	2,555	396

Increase resulting from tax positions taken	20	1,076	2,130
Decrease resulting from tax positions taken(a)	(26)	(3,409)	(24)
Cumulative translation adjustments	7	41	53

End of the year	264	263	2,555

(a)
The decrease in the tax positions taken in 2011, was a consequence of the payment we made as a consequence of a Brazilian court decision in a case related to the exemption of the Social Contribution (Contribuição Social sobre o Lucro Líquido).

          For the year ended December 31, 2012 and December 31, 2011 there were US$11 and US$12, respectively, of unrecognized tax benefits that, if recognized, would affect the Company's annual effective tax rate.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

6    Income taxes (Continued)

          The Company recognizes interest accrued related to unrecognized tax benefits in financial expense and penalties in other operating expenses. The interest and penalties recognized in the statement of income for the year ended December 31, 2012 and December 31, 2011 there were US$9 and US$(17), respectively. The Company accrued US$84 at December 31, 2012 and US$73 at December 31, 2011 for the payment of interest and penalties.

	Year ended as of
	December 31, 2012	December 31, 2011
Current deferred tax assets
Accrued expenses deductible only when disbursed	356	203

Assets
Employee postretirement benefits provision	855	640
Tax loss carryforwards	2,610	1,709
Fair value of financial instruments	796	610
Impairment	1,269	–
Assets retirement obligation	450	389
Other temporary differences (mainly contingencies provisions)	686	794

	6,666	4,142
Liabilities
Prepaid retirement benefit	(226)	(509)
Fair value adjustments in business combinations	(5,622)	(7,311)
Other temporary differences	(326)	(463)

	(6,174)	(8,283)
Valuation allowance
Beginning balance	(126)	(110)
Translation adjustments	10	–
Change in allowance	(1,328)	(809)

Ending balance	(1,444)	(919)

Net non-current deferred tax liabilities	(952)	(5,060)

Assets	2,586	594
Liabilities	(3,538)	(5,654)

Total	(952)	(5,060)

7    Cash and cash equivalents

	As of December 31,
	2012	2011
Cash	1,194	945
Short-term investments	4,638	2,586

	5,832	3,531

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

7    Cash and cash equivalents (Continued)

          All the above mentioned short-term investments are made through the use of low risk fixed income securities with highly-rated institutions. The investments denominated in Brazilian Reais are mostly investments indexed to the Brazilian Interbank Interest rate ("CDI"), and those denominated in US dollars are mainly time deposits, with the original maturities of less than three months.

          The increase in cash equivalents during the 2012, is mainly related to the cash provided by operating activities and the notes issued during 2012 (Note 17).

8    Short-term investment

	As of December 31,
	2012	2011
Time Deposits	246	–

	246	–

9    Account receivable

          Accounts receivable from customers in the steel industry represent 71.2% and 70.36% of receivables at December 31, 2012 and December 31, 2011.

          No single customer accounted for more than 10% of total revenues.

          Additional allowances for doubtful accounts charged to the statement of income as expenses in 2012, 2011 and 2010 totaled US$34, US$ 2 and US$ 23, respectively. We wrote-off US$16 in 2012, US$ 1 in 2011 and US$ 37 in 2010.

	As of December 31,
	2012	2011
Customers
Denominated in Brazilian Reais	849	1,228
Denominated in other currencies, mainly US dollars	6,060	7,382

	6,909	8,610
Allowance for doubtful accounts	(114)	(105)

Total	6,795	8,505

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

10    Inventories

	As of December 31,
	2012	2011
Products
Nickel (co-products and by-products)	1,662	1,771
Iron ore and pellets	1,086	1,137
Manganese and ferroalloys	90	240
Fertilizer	373	387
Copper concentrate	64	72
Coal	311	277
Others	11	91
Spare parts and maintenance supplies	1,455	1,276

	5,052	5,251

          On December 31, 2012 and 2011 inventory balances include a provision for adjustment to market value of nickel, in the amount of US$ 0 and US$ 14, respectively, manganese in the amount of US$ 3 and US$9, respectively and copper in the amount of US$ 3 and US$0, respectively.

11    Recoverable Taxes

	As of December 31,
	2012	2011
Income tax	1,161	814
Value-added tax	1,023	997
Others brazilian federal contributions	734	1,006

Total	2,918	2,817

Current	2,260	2,230
Non-current	658	587

	2,918	2,817

12    Assets and liabilities held for sale

          In December 2012, we executed an agreement with Petróleo Brasileiro S.A. (Petrobras) to sell our operation for production of nitrogens, located in Araucária, in the Brazilian state of Paraná, for US$234. The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the CDI, in amounts equivalent to the royalties due by Vale related to the leasing of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

12    Assets and liabilities held for sale (Continued)

          The major classes of assets and liabilities reclassified as held for sale as at December 31, 2012 are as follows:

2012
Assets held for sale
Accounts receivable	14
Recoverable taxes	28
Inventories	20
Property, plant and equipment	404
Other	13

Total	479

Liabilities related to assets held for sale
Suppliers	12
Deferred income tax	109
Others	60

Total	181

13    Property, plant and equipment and intangible assets

By type of assets:

	December 31, 2012			December 31, 2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	676	–	676	695	–	695
Buildings	8,075	(2,104)	5,971	7,912	(1,890)	6,022
Installations	15,748	(4,096)	11,652	14,886	(3,708)	11,178
Equipment	11,640	(4,373)	7,267	12,549	(4,243)	8,306
Railroads	6,504	(2,047)	4,457	6,574	(1,930)	4,644
Mine development costs	27,778	(6,102)	21,676	26,955	(5,180)	21,775
Others	14,530	(4,535)	9,995	14,556	(4,126)	10,430

	84,951	(23,257)	61,694	84,127	(21,077)	63,050

Intangible assets	1,126	(104)	1,022	1,202	(67)	1,135
Construction in progress	29,050	–	29,050	25,845	–	25,845

Total	115,127	(23,361)	91,766	111,174	(21,144)	90,030

          Losses on disposal of property, plant and equipment totaled US$216, US$223 and US$623 in December 31, 2012, 2011 and 2010 respectively. This mainly related to write-offs of ships and trucks, locomotives and other equipment, which were replaced in the normal course of business.

          Assets given in guarantee of judicial processes totaled US$ 96 as at December 31, 2012 (US$ 97 as at December 31, 2011).

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

13    Property, plant and equipment and intangible assets (Continued)

Hydroelectric assets

          We participate in several jointly-owned hydroelectric plants, already in operation or under construction, in which we record our undivided interest in these assets as Property, plant and equipment.

          At December 31, 2012 the cost of hydroelectric plants in service totals US$ 2,165 (December 31, 2011 US$2,261) and the related depreciation in the year was US$ 480 (December 31, 2011 US$ 428). The cost of hydroelectric plant under construction totaled at December 31, 2012 totals US$ 10 (December 31, 2011 US$ 59). Income and operating expenses for such plants are not material.

Intangibles

          All of the intangible assets recognized in our financial statements were acquired from third parties, either directly or through a business combination and have definite useful lives from 6 to 30 years.

          At December 31, 2012 the intangibles amount to US$ 1,022 (December 31, 2011—US$ 1,135), and are comprised of rights granted by the government—Ferrovia Norte Sul of US$ 788 and off take-agreements of US$ 234.

14    Impairment

          In 2012 we identified evidence of impairment in relation to certain investments in affiliates and joint ventures and property, plant and equipment of the nickel, aluminum, coal and other reporting units. The following impairment charges were recorded:

		December 31, 2012
Product	Reporting unit	Carrying amount	Recoverable amount	Impairment charge
Investment in affiliates and joint ventures
Aluminum	Norsk Hydro ASA	3,212	2,237	975
Steel	Thyssenkrupp CSA	936	353	583
Energy	Vale Soluções de Energia	100	17	83

		4,248	2,607	1,641
Property, plant and equipment
Nickel	Onça Puma	3,779	930	2,849
Coal	Australia	1,619	590	1,029
Other		185	40	145

		5,583	1,560	4,023

		9,831	4,167	5,664

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

14    Impairment (Continued)

(a)
Investment

  •
  Investment in Norsk Hydro

          Volatility of aluminum prices and uncertainties regarding the prospects of the European economy contributed to a decrease in the traded market value of our 22% stake in Norsk Hydro, a Norwegian-listed aluminum producer, to a level below our carrying value of the equity accounted investment.

          At December 31, 2012 Norsk Hydro's shares at the close of trading were quoted at US$ 4.99 per share resulting in a market value of US$ 2,237.

    •
    Investment in Thyssenkrupp CSA

          We recorded an impairment charge against the carrying value of our 26.87% interest in Thyssenkrupp CSA to reflect a reduction in the investment recoverable amount. The fair value based on future cash flow and does not take into account the inherent value o our rights as the exclusive suppliers of ore to the mill which comprise an integral component of our investment strategy.

    •
    Investment in Vale Soluções de Energia ("VSE")

          Changes in the Company?s investment strategy have altered the expected cash flows from operations of our joint venture VSE.

          The recoverable amount for VSE was ascertained from the new cash flow projections from financial budgets recently approved by management for the joint venture.

(b)
Property plant and equipment

  •
  Onça Puma nickel assets

          The two Onça Puma iron-nickel project furnaces developed problems which led to their total stoppage from June 2012. Vale has decided to rebuild one of the furnaces and plans to resume operations in the fourth quarter of 2013. As a result of this incident and the current market environment for iron-nickel, we recorded an impairment charge to reduce the net carrying value of Onça Puma's assets.

          The recoverable amount of Onça Puma's assets once we determined these would not be recovered though undiscounted cash flow was ascertained by determining their value from discounted of cash flow projections based on financial budgets approved by management over the life of the mine. The projected cash flow was adjusted to reflect the effects of the quantities sold at the commodity futures prices and on the expected demand for the product.

          The key assumptions used by management to calculate the impairment are the sales values of the commodities and the discount rate, reflecting the volatile nature of the business.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

14    Impairment (Continued)

          The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply to comply with the risk of the assets under valuation. Vale?s weighted average cost of capital is used as a starting point for determining the discount rates, adjusted for the risk profile of the countries in which the individual cash-generating units operate.

    •
    Coal assets in Australia

          Increasing costs, falling market prices, reduced production levels and financially unfavorable regulatory changes were identified in the coal sector, leading us to carry out impairment tests.

          The recoverable amount for the Australian assets was ascertained by determining through the calculation of value from discounted cash flow projections based on financial budgets approved by management over the life of the mine. The discounted net cash flows to reflect quantities expected to be sold at future commodity prices based on projected demand for the product.

          The key assumptions used by management to calculate the impairment of coal assets in Australia include estimates of commodity prices and the discount rate, reflecting the volatile nature of the business.

    •
    Others

          Changes in the Company's strategy have altered the expected cash flows from operations for certain other operations, including oil and gas and other projects.

          The recoverable amount of these assets was ascertained from new cash flow projections based on financial budgets recently revised and approved by management.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

15    Investments in affiliated companies, joint ventures and others investments (Continued)

	December 31, 2012				Investments		Equity in earnings (losses) of investee adjustments			Dividends Received
					Year ended as of December 31,		Year ended as of December 31,			Year ended as of December 31,
	Interest in capital (%)		Net equity	Net income (loss) of the year
					2012	2011	2012	2011	2010	2012	2011	2010
	Voting	Total
Bulk Material
Iron ore and pellets
Companhia Nipo-Brasileira de Pelotização—NIBRASCO(1)	51.11	51.00	349	42	178	173	22	45	48	26	22	3
Companhia Hispano-Brasileira de Pelotização—HISPANOBRÁS(1)	51.00	50.89	205	74	104	115	38	19	40	36	20	–
Companhia Coreano-Brasileira de Pelotização—KOBRASCO(1)	50.00	50.00	214	52	107	78	26	32	43	20	32	11
Companhia Ítalo-Brasileira de Pelotização—ITABRASCO(1)	51.00	50.90	125	17	64	80	8	47	18	18	38	25
Minas da Serra Geral SA—MSG	50.00	50.00	53	8	26	29	2	3	6	–	–	–
SAMARCO Mineração SA—SAMARCO(2)	50.00	50.00	1,380	1,280	743	528	639	878	798	179	812	950
Baovale Mineração SA—BAOVALE	50.00	50.00	55	12	28	35	6	8	4	1	–	–
Zhuhai YPM Pellet e Co,Ltd—ZHUHAI	25.00	25.00	93	3	23	23	1	–	9	–	–	–
Tecnored Desenvolvimento Tecnológico SA	49.21	49.21	74	(43)	38	48	(20)	(7)	(10)	–	–	–

					1,311	1,109	722	1,025	956	280	924	989
Coal
Henan Longyu Resources Co Ltd	25.00	25.00	1,365	234	341	282	59	85	76	60	–	83
Shandong Yankuang International Company Ltd	25.00	25.00	(239)	(62)	(60)	(43)	(16)	(15)	(19)	–	–	–

					281	239	43	70	57	60	–	83
Base Metals
Bauxite
Mineração Rio do Norte SA—MRN	40.00	40.00	332	53	132	144	21	8	(2)	7	–	10

					132	144	21	8	(2)	7	–	10
Copper
Teal Minerals Incorporated	50.00	50.00	505	(9)	252	234	(5)	(6)	(10)	–	–	–

					252	234	(5)	(6)	(10)	–	–	–

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

15    Investments in affiliated companies, joint ventures and others investments (Continued)

	December 31, 2012				Investments		Equity in earnings (losses) of investee adjustments			Dividends Received
					Year ended as of December 31,		Year ended as of December 31,			Year ended as of December 31,
	Interest in capital (%)		Net equity	Net income (loss) of the year
					2012	2011	2012	2011	2010	2012	2011	2010
	Voting	Total
Nickel
Heron Resources Inc(3)	–	–	–	–	6	6	–	–	–	–	–	–
Korea Nickel Corp	25.00	25.00	96	–	24	4	–	–	2	–	–	–
Others(3)	–	–	–	–	1	1	–	–	–	–	–	–

					31	11	–	–	2	–	–	–
Aluminum
Norsk Hydro ASA(4)	–	–	–	–	2,237	3,227	(35)	99	–	47	52	–

					2,237	3,227	(35)	99	–	47	52	–
Logistic
LOG-IN Logística Intermodal SA	31.33	31.33	281	(29)	94	114	(10)	(7)	4	–	–	–
MRS Logística SA	46.75	47.59	1,231	259	586	551	122	132	90	57	55	72

					680	665	112	125	94	57	55	72
Others
Steel
California Steel Industries Inc—CSI	50.00	50.00	334	31	167	161	16	14	12	9	7	7
Companhia Siderúrgica do PECEM—CSP	50.00	50.00	998	(13)	499	267	(7)	(3)	–	–	–	–
THYSSENKRUPP CSA Companhia Siderúrgica do Atlântico	26.87	26.87	5,273	(628)	534	1,607	(169)	(177)	(85)	–	–	–

					1,200	2,035	(160)	(166)	(73)	9	7	7
Other affiliates and joint ventures
Norte Energia S.A.	9.00	9.00	1,335	(23)	120	75	(2)	–	–	–	–	–
Vale Soluções em Energia S.A.(1)	53.13	53.13	134	(266)	71	145	(58)	(16)	(33)	–	–	–
Others	–	–	–	–	177	209	2	(4)	(4)	–	–	–

					368	429	(58)	(20)	(37)	–	–	–

Total					6,492	8,093	640	1,135	987	460	1,038	1,161

(1)
Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders.
(2)
Investment includes goodwill of US$ 53 in December 31, 2012 and US$58 in December, 2011.
(3)
Available for sale.
(4)
Investment at market value as at December, accounted for under the equity method until September. We recognized an impairment charge on this investment as described on (Note 14).

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

16    Short-term debt

          There were no short-term borrowings outstanding on December 31, 2012.

17    Long-term debt

	Current liabilities		Non-current liabilities
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Foreign debt
Loans and financing denominated in the following currencies:
US dollars	601	496	3,380	2,693
Others	14	9	261	52
Fixed Rate Notes
US dollars	124	410	13,457	10,073
EUR	–	–	1,979	970
Accrued charges	324	221	–	–

	1,063	1,136	19,077	13,788

Brazilian debt
Brazilian Reais indexed to Brazilian Government long-term interest rate—TJLP/CDI and General Price Index-Market (IGP-M)	175	247	6,066	5,245
Basket of currencies	2	–	10	–
Non-convertible debentures	1,957	–	379	2,505
US dollars denominated	170	–	1,267	–
Accrued charges	101	112	–	–

	2,405	359	7,722	7,750

Total	3,468	1,495	26,799	21,538

          The long-term portion at December 31, 2012 was as follows:

2014	1,371
2015	1,204
2016	1,884
2017 and after	22,340

26,799

          At December 31, 2012 annual interest rates on long-term debt were as follows:

Up to 3%	5,443
3.1% to 5%(*)	5,691
5.1% to 7%(**)	12,393
7.1% to 9%(**)	4,921
9.1% to 11%(**)	1,338
Over 11%(**)	481

30,267

(*)
Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4.51% per year in US dollars.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

17    Long-term debt (Continued)

(**)
Includes non-convertible debentures and other Brazilian Real denominated debt that bear interest at the CDI and TJLP plus a spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$ 8,227 of which US$ 7,890 has an original interest rate above 5.1% per year. The average cost of debts not denominated in U.S. Dollars after derivatives contracting is 3.16% per year in US dollars.

          Vale has non-convertible debentures at Brazilian Real denominated as follows:

	Quantity as of December 31, 2012				Balance
					December 31, 2012	December 31, 2011
Non Convertible Debentures	Issued	Outstanding	Maturity	Interest
2nd Series	400,000	400,000	November 20, 2013	100% CDI + 0.25%	1,973	2,167
Tranche "B"—Salobo	5	5	No date	6.5% p.a + IGP-DI	379	364

					2,352	2,531

Short-term portion					1,957
Long-term portion					379	2,505
Accrued charges					16	26

					2,352	2,531

          The indexation indices/rates applied to our debt were as follows:

	Year ended as of
	2012	2011	2010
TJLP—Long-Term Interest Rate (effective rate)	5.7	6.0	6.0
IGP-M—General Price Index-Market	7.6	5.0	10.9
Appreciation (devaluation) of Real against US dollar	(8.6)	(10.8)	4.5

          In October 2012, Vale issued a R$2.5 billion (US$1.2 billion) export credit note to a Brazilian commercial bank that will mature in 2022. As of December 31, 2012, we had withdrawn the total amount of this facility.

          In September 2012, Vale entered into a R$3.9 billion financing agreement (US$1.9 billion) with Banco Nacional de Desenvolvimento Econômico Social ("BNDES") to finance the implementation of the CLN 150 Mtpy project, which will increase Vale's northern system railway estimated nominal capacity to approximately 150 million tons per year. As of December 31, 2012, we had drawn R$2.1 billion (US$1 billion) under this facility.

          In September 2012, Vale issued US$1.5 billion notes due 2042. The notes were sold at a price of 99.198% of the principal amount and will bear a coupon of 5.625% per year, payable semi-annually.

          In August 2012, Vale International entered into a bilateral Pre-export Financing Agreement with a commercial bank in an amount of US$ 150 maturing in five years from its disbursement date. As of December 31, 2012, Vale International had drawn down the total amount of this facility.

          On July 10, 2012 we issued €750 million, equivalent to US$919, euro-denominated notes due 2023. These notes will bear a coupon of 3.75% per year, payable annually, at 99.608% of the principal amount.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

17    Long-term debt (Continued)

          In April 2012, through our wholly-owned subsidiary Vale Overseas Limited, we received the amount related to the issue of US$1,250 notes due 2022 that were priced in March at 101.345% of the principal amount. The notes will bear a coupon of 4.375% per year, payable semi-annually and will be consolidated with, and form a single series with, Vale Overseas's US$1 billion 4.375% notes due 2022 issued on January 2012. Those notes issued in January, 2012 were issued at of 98.804% of the principal amount.

          All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

Credit Lines and Revolving Credit Lines

		Credit line
						Amounts drawn at December 31,
	Contractual Currency			Available until	Total amount available
Financial Institution		Date of agreement				2012	2011	2010
Revolving Credit Lines
Revolving Credit Facility—Vale/Vale International/ Vale Canada	US$	April 2011		5 years	3,000	–	–	–
Credit Lines
Nippon Export and investment Insurance ("Nexi")	US$	May 2008*(a	)	5 years**	2,000	300	300	150
Japan Bank for International Cooperation ("JBIC")	US$	May 2008*(b	)	5 years**	3,000	–	–	–
Banco Nacional de Desenvolvimento Econômico Social ("BNDES")	R$	April 2008*(c	)	5 years**	3,572	1,753	1,368	941
Loans
Export-Import Bank of China e Bank of China Limited	US$	September 2010(d	)	13 years	1,229	837	467	291
Export Development Canada ("EDC")	US$	October 2010(e	)	10 years	1,000	975	500	250
Korean Trade Insurance Corporation ("K-Sure")	US$	August 2011(f	)	12 years	528	409	161	–
Banco Nacional de Desenvolvimento Econômico Social ("BNDES")
Vale Fertilizantes	R$	November 2009(g	)	9 years	20	20	18	18
PSI 4.50%	R$	June 2010(h	)	10 years	379	343	258	100
Vale Fertilizantes	R$	October 2010(i	)	8 years	121	110	109	91
PSI 5.50%	R$	March 2011(j	)	10 years	50	43	43	–
CLN 150	R$	September 2012(k	)	10 years	1,900	1,032	–	–
Vale Fertilizantes	R$	October 2012(l	)	6 years	44	44	–	–
PSI 2.50%	R$	December 2012(m	)	10 years	89	–	–	–

*
Memorandum of Understanding ("MOU") signature date
**
The availability for application of projects is 5 years.
(a)
Mining projects, logistics and energy generation. Vale through its subsidiary PT Vale Indonesia Tbk (PTVI) applied in the amount of US$ 300 million for the financing of the construction of the hydroelectric plant of Karebbe, Indonesia and withdrew totally.
(b)
Mining projects, logistics and energy generation.
(c)
Credit Lines to finance projects.
(d)
Acquisition of twelve large ore carriers from Chinese shipyards.
(e)
Financing investments in Canada and Canadian exports.
(f)
Acquisition of five large ore carriers and two capesize bulkers from two Korean shipyards. The maturity period is counted from each vessel delivery.
(g)
Gypsum storage in Uberaba plant.
(h)
Acquisition of domestic equipments.
(i)
Expansion of production capacity of phosphoric and sulfuric acids at Uberaba plant (Phase III).

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

17    Long-term debt (Continued)

(j)
Acquisition of domestic equipments.
(k)
Capacitação Logística Norte 150 Project (CLN 150).
(l)
Supplemental resources to expand production capacity of phosphoric and sulfuric acids at Uberaba plant (Phase III).
(m)
Acquisition of wagons by VLI Multimodal.

Guarantee

          On December 31, 2012, US$1,450 (US$648 in 2011) of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

Covenants

          Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of December 31, 2012.

18    Stockholders' equity

Stockholders

          Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders' meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds 12 preferred special golden shares which confer permanent veto rights over certain matters.

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

          In October 2012 we paid gross dividends and interest on own capital ("JCP"), the total gross amount of R$3,405 (US$1,670) and R$2,710 (US$1,330), respectively, equivalent to US$0.324136216 and US$0.258006563 per common and preferred share outstanding.

          In April 2012, we paid interest on capital in the total amount of US$3 billion, corresponding to US$0.588547644 per outstanding, common or preferred share.

          In November 2011, as part of the share buy-back program approved in June 2011, we concluded the acquisition of 39,536,080 common shares, at an average price of US$26.25 per share, and 81,451,900 preferred shares, at an average price of US$24.09 per share (including shares of each class in the form of American Depositary Receipts), for a total aggregate purchase price of US$3 billion.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

18    Stockholders' equity (Continued)

Mandatorily convertible

          In June 2012, the notes series VALE and VALE.P-2012 were converted into American Depositary Shares ("ADS") and represent an aggregate of 15,839,592 common shares and 40,241,968 preferred class A shares respectively. The Conversion was made using 56,081,560 treasury stocks held by the Company. The difference between the conversion amount and the book value of the treasury stocks of US$(251) was accounted for in additional paid-in capital in the stockholder's equity.

          In May 2012, Vale paid additional remuneration to holders of those mandatorily convertible notes, in the amount of US$1.463648 and US$1.692869 per note, respectively.

Earnings per share

          Earnings per share amounts have been calculated as follows:

	Year ended as of December 31,
	2012	2011	2010
Net income from continuing operations	5,511	22,885	17,407

Discontinued operations, net of tax	–	–	(143)

Net income for the year	5,511	22,885	17,264
Remuneration attributed to preferred convertible notes	(44)	(97)	(72)
Remuneration attributed to common convertible notes	(19)	(70)	(61)

Net income for the year adjusted	5,448	22,718	17,131

Earnings per share
Income available to preferred stockholders	2,063	8,591	6,566
Income available to common stockholders	3,385	13,842	10,353
Income available to convertible notes linked to preferred	–	205	153
Income available to convertible notes linked to common	–	80	59

	5,448	22,718	17,131

Weighted average number of shares outstanding (thousands of shares)—preferred shares	1,933,491	1,984,030	2,035,783
Weighted average number of shares outstanding (thousands of shares)—common shares	3,172,179	3,197,063	3,210,023

Total	5,105,670	5,181,093	5,245,806

Weighted average number of convertibles outstanding (thousands of shares)—linked to preferred shares	–	47,285	47,285
Weighted average number of convertibles outstanding (thousands of shares)—linked to common shares	–	18,416	18,416

Total	–	65,701	65,701

Earnings per preferred share	1.07	4.33	3.23
Earnings per common share	1.07	4.33	3.23
Earnings per convertible note linked to preferred	–	6.39	4.76
Earnings per convertible note linked to common share	–	8.15	6.52

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans

          In Brazil, the management of the pension plans of the Company is the responsibility of the Fundação Vale do Rio Doce de Seguridade Social ("Valia") nonprofit private entity with administrative and financial autonomy.

          Certain of the Company's employees, participant in variable contribution defined benefit plan ("Plano de Benefício Vale Mais e Plano de Benefício VALIAPREV" or the "New Plan"), specific coverage for death pension and disability retirement and other defined contributions for programmable benefits. The defined benefit plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participant.

          The Company also maintains sponsorship of a pension plan with defined benefit characteristics, covering almost exclusively retirees and their beneficiaries, due to the migration of more than 98% of active employees for the Vale Mais Plan in May 2000. This plan was funded by monthly contributions made by the Company and participants, calculated based on periodic actuarial valuations.

          Certain former employees are entitled to payments over and above the normal Valia benefits from a Complementation Bonus plus a post-retirement benefit that covers medical, dental and pharmaceutical assistance.

          Vale Fertilizantes and its wholly owned subsidiaries pay eligible employees the FGTS penalty pursuant to an union agreement and provide certain health benefits for retired eligible employees.

          The Company also has defined benefit plans and other post-employment benefits administered by other foundations and social security entities benefiting all employees.

          Employers' disclosure about pensions and other post retirement benefits on the status of the defined benefit elements of all plans is provided.

          We use a measurement date December 31 for our pension and post retirement benefit plans.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

Change in benefit obligation

	As of December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Benefit obligation at beginning of year	4,611	4,562	1,694
Transfers	(1,500)	1,500	–
Service cost	–	115	35
Interest cost	310	408	102
Plan amendment	–	4	–
Assumptions changes	432	375	58
Effect of curtailment	–	–	(34)
Benefits paid/ Actual distribution	(236)	(435)	(76)
Plan settlements	–	(119)	(26)
Effect of exchange rate changes	(272)	(83)	3
Actuarial loss	222	717	266

Benefit obligation at end of year	3,567	7,044	2,022

	As of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Benefit obligation at beginning of year	3,623	5,667	1,601
Transfers	1,132	(1,132)	–
Service cost	18	79	32
Interest cost	517	272	102
Plan amendment	–	2	(23)
Assumptions changes	141	39	10
Benefits paid/ Actual distribution	(345)	(363)	(82)
Plan settlements	–	(26)	(8)
Effect of exchange rate changes	(539)	(138)	(67)
Actuarial loss	64	162	129

Benefit obligation at end of year	4,611	4,562	1,694

b) Change in plan assets

	As of December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Fair value of plan assets at beginning of year	6,277	3,662	1
Transfers	(1,612)	1,612	–
Actual return on plan assets	372	745	–
Employer contributions	–	222	76
Benefits paid/ Actual distribution	(236)	(435)	(76)
Plan settlements	–	(109)	–
Effect of exchange rate changes	(390)	(93)	–

Fair value of plan assets at end of year	4,411	5,604	1

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

	As of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Fair value of plan assets at beginning of year	5,585	4,645	13
Transfers	1,105	(1,105)	–
Actual return on plan assets	573	125	–
Employer contributions	65	512	82
Benefits paid/ Actual distribution	(345)	(363)	(82)
Plan settlements	–	(26)	(11)
Effect of exchange rate changes	(706)	(126)	(1)

Fair value of plan assets at end of year	6,277	3,662	1

          A special contribution was made to the Vale Canada Limited defined underfunded benefit plans of US$342 during 2011 to secure adequate funding requirements for 2011-2013.

          Plan assets managed by Valia on December 31, 2012 and December 31, 2011 include investments in portfolio of our own stock of US$300 and US$340, investments in debentures of US$57 and US$63 and equity investments from related parties amounting to US$2 and US$84, respectively. They also include at December 31, 2012 and 31 December 2011, US$3,882 and US$3,552 of Brazilian Federal Government Securities. The Vale Canada Limited pension plan assets at December 31, 2012 and 2011 included Canadian Government securities amounted to US$483 and US$653, respectively. The Vale Fertilizantes and Ultrafértil pension plan assets at December 31, 2012 and December 31, 2011 include Brazilian Federal Government securities of US$191 and US$149, respectively.

c) Funded Status and Financial Position

	As of December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Noncurrent assets	844	–	–
Current liabilities	–	(116)	(89)
Non-current liabilities	–	(1,324)	(1,932)

Funded status	844	(1,440)	(2,021)

	As of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Noncurrent assets	1,666	–	–
Current liabilities	–	(69)	(78)
Non-current liabilities	–	(831)	(1,615)

Funded status	1,666	(900)	(1,693)

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

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

          For the evaluations the following economic assumptions were adopted:

Brazil
As of December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Discount rate to determine benefit obligation	8.90% p.a.	9.04% p.a.	9.05% p.a.
Discount rate to determine net cost	8.90% p.a.	9.45% p.a.	9.40% p.a.
Expected return on plan assets	12.48% p.a.	12.55% p.a.	N/A
Rate of compensation increase—up to 47 years	8.15% p.a.	8.15% p.a.	N/A
Rate of compensation increase—over 47 years	5.00% p.a.	5.00% p.a.	N/A
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.
Health care cost trend rate	N/A	N/A	8.15% p.a.

Brazil
As of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Discount rate to determine benefit obligation	10,78% p.a.	11,30% p.a.	11,30% p.a.
Discount rate to determine net cost	10,78% p.a.	11,30% p.a.	11,30% p.a.
Expected return on plan assets	14,25% p.a.	13,79% p.a.	N/A
Rate of compensation increase—up to 47 years	8,15% p.a.	8,15% p.a.	N/A
Rate of compensation increase—over 47 years	5,00% p.a.	5,00% p.a.	N/A
Inflation	5,00% p.a.	5,00% p.a.	5,00% p.a.
Health care cost trend rate	N/A	N/A	8,15% p.a.

Foreign
As of December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Discount rate to determine benefit obligation	N/A	4.16% p.a.	4.20% p.a.
Discount rate to determine net cost	N/A	5.08% p.a.	4.20% p.a.
Expected return on plan assets	N/A	6.21% p.a.	6.50% p.a.
Rate of compensation increase—up to 47 years	N/A	4.04% p.a.	3.00% p.a.
Rate of compensation increase—over 47 years	N/A	4.04% p.a.	3.00% p.a.
Inflation	N/A	2.00% p.a.	2.00% p.a.
Initial health care cost trend rate	N/A	N/A	7.01% p.a.
Ultimate health care cost trend rate	N/A	N/A	4.49% p.a.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

Foreign
As of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Discount rate to determine benefit obligation	N/A	5.08% p.a.	5.10% p.a.
Discount rate to determine net cost	N/A	5.43% p.a.	5.10% p.a.
Expected return on plan assets	N/A	6.51% p.a.	6.50% p.a.
Rate of compensation increase—up to 47 years	N/A	4.10% p.a.	3.00% p.a.
Rate of compensation increase—over 47 years	N/A	4.10% p.a.	3.00% p.a.
Inflation	N/A	2.00% p.a.	2.00% p.a.
Initial health care cost trend rate	N/A	N/A	7.22% p.a.
Ultimate Health care cost trend rate	N/A	N/A	4.49% p.a.

e) Pension costs

	Year ended in December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost—benefits earned during the year	26	87	36
Interest cost on projected benefit obligation	424	296	102
Expected return on assets	(766)	(312)	–
Amortizations and (gain) / loss	–	47	(17)
Transfer	4	(4)	–

Net pension cost (credit)	(312)	114	121

	Year ended in December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost—benefits earned during the year	18	79	32
Interest cost on projected benefit obligation	517	272	102
Expected return on assets	(785)	(258)	–
Amortizations and (gain) / loss	–	24	(35)

Net pension cost (credit)	(250)	117	99

	Year ended in December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost—benefits earned during the year	2	59	27
Interest cost on projected benefit obligation	329	361	97
Expected return on assets	(531)	(321)	–
Amortizations and (gain) / loss	–	18	(14)
Net deferral	(1)	–	–

Net pension cost (credit)	(201)	117	110

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

f) Accumulated benefit obligation

	As of December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Accumulated benefit obligation	3,567	6,935	2,022
Projected benefit obligation	3,567	7,044	2,022
Fair value of plan assets	(4,411)	(5,604)	(1)

	As of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Accumulated benefit obligation	4,610	4,404	1,694
Projected benefit obligation	4,611	4,562	1,694
Fair value of plan assets	(6,277)	(3,662)	(1)

g) Impact of 1% variation in assumed health care cost trend rate

	As of December 31,
	1% Increase		1% Decrease
	2012	2011	2012	2011
Accumulated postretirement benefit obligation (APBO)	360	258	(281)	(206)
Interest and service costs	31	22	(19)	(18)

h) Other Cumulative Comprehensive Income (Deficit)

	As of December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Net prior service (cost)/credit	–	(9)	–
Net actuarial (loss)/gain	(1,052)	(1,272)	193
Effect of exchange rate changes	13	(5)	–
Deferred income tax	353	346	(70)

Amounts recognized in other cumulative comprehensive income (deficit)	(686)	(940)	123

	As of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Net prior service (cost)/credit	–	(15)	–
Net actuarial (loss)/gain	(181)	(885)	292
Effect of exchange rate changes	(24)	3	–
Deferred income tax	70	249	(76)

Amounts recognized in other cumulative comprehensive income (deficit)	(135)	(648)	216

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

i) Change in Other Cumulative Comprehensive Income (Deficit)

	As of December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Net prior service (cost)/credit not yet recognized in NPPC (a) at beginning of year	–	(9)	–
Net actuarial (loss)/gain not yet recognized in NPPC (a) at beginning of year	(205)	(888)	292
Deferred income tax at beginning of year	70	249	(76)

Effect of initial recognition of cumulative comprehensive income (deficit)	(135)	(648)	216
Amortization of net prior service (cost)/credited	–	4	–
Amortization of net actuarial (loss)/gain	–	106	80
Total net actuarial (loss)/gain arising during year	(874)	(468)	(179)
Transfers	18	(18)	–
Effect of exchange rate changes	13	(4)	–
Deferred income tax	292	88	6

Total recognized in other cumulative comprehensive income (deficit)	(686)	(940)	123

	As of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Net prior service (cost)/credit not yet recognized in NPPC (a) at beginning of year	–	(14)	–
Net actuarial (loss)/gain not yet recognized in NPPC (a) at beginning of year	242	(629)	334
Deferred income tax at beginning of year	(82)	201	(111)

Effect of initial recognition of cumulative comprehensive income (deficit)	160	(442)	223
Amortization of net transition (obligation)/asset	–	(5)	–
Amortization of net prior service (cost)/credited	–	5	–
Amortization of net actuarial (loss)/gain	–	19	2
Total net actuarial (loss)/gain arising during year	(423)	(290)	(48)
Effect of exchange rate changes	(24)	17	4
Deferred income tax	152	48	35

Total recognized in other cumulative comprehensive income (deficit)	(135)	(648)	216

(a)
Net periodic pension cost.

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

19    Pension plans (Continued)

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

Overfunded pension plans

Brazilian Plans

          The Defined Benefit Plan (the "Old Plan") has the most part of its assets allocated in fixed income, mainly in Brazilian government bonds (such as TIPS) and corporate long term inflation linked corporate bonds with the objective of reducing the asset-liability volatility. The target is 55% of the total assets. This LDI (Liability Driven Investments) strategy, when considered together with the Loans to Participants segment, aims to hedge the plan's liabilities against inflation risk and volatility. The target allocation for each investment segment or asset class in the following:

	December 31, 2012	December 31, 2011
Fixed income	56%	57%
Equity	25%	24%
Structured investments	6%	6%
International investments	1%	1%
Real estate	8%	8%
Loans to participants	4%	4%

          The Investment Policy has the objective of achieving the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations with the adequate level of risk.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

          The Vale Mais Plan (the "New Plan") has obligations with both characteristics of defined benefit and variable contribution, as mentioned. The most part of its investments is in fixed income. It also implemented a LDI (Liability Driven Investments) strategy to reduce asset-liability volatility of the defined benefits plan's component by using inflation linked bonds (like TIPS). The target allocation for this strategy is 55% of total assets of this sub-plan. The target allocation for each investment segment or asset class in the following:

	December 31, 2012	December 31, 2011
Fixed income	55%	56%
Equity	24%	24%
Structured investments	4%	3.5%
International investments	1%	0.5%
Real estate	7%	6%
Loans to participants	10%	10%

          The Defined Contribution Vale Mais component offers four options of asset classes mix that can be chosen by participants. The options are: Fixed Income—100%; 80% Fixed Income and 20% Equities, 65% Fixed Income and 35% Equities and 60% Fixed Income and 40% Equities. Loan to participants is included in the fixed income options. Equities management is done through investment fund that targets Ibovespa index.

          The Investment Policy has the objective of achieving the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations with the adequate level of risk.

—Fair value measurements by category—Overfunded Plans

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Asset by category
Accounts Receivable	5	–	–	5
Equity securities—liquid	1,128	1	–	1,129
Debt securities—Corporate bonds	–	272	–	272
Debt securities—Government bonds	1,976	–	–	1,976
Investment funds—Fixed Income	1,678	–	–	1,678
Investment funds—Equity	252	–	–	252
International investments	14	–	–	14
Structured investments—Private Equity funds	–	–	192	192
Structured investments—Real estate funds	–	–	8	8
Real estate	–	–	458	458
Loans to Participants	–	–	195	195

Total	5,053	273	853	6,179

Funds not related to risk plans				(1,768)

Fair value of plan assets at end of year				4,411

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Asset by category
Cash and cash equivalents	2	–	–	2
Accounts Receivable	15	–	–	15
Equity securities—liquid	1,425	83	–	1,508
Debt securities—Corporate bonds	–	560	–	560
Debt securities—Government bonds	2,134	–	–	2,134
Investment funds—Fixed Income	2,292	–	–	2,292
Investment funds—Equity	539	–	–	539
International investments	13	–	–	13
Structured investments—Private Equity funds	–	–	194	194
Structured investments—Real estate funds	–	–	21	21
Real estate	–	–	482	482
Loans to Participants	–	–	345	345

Total	6,420	643	1,042	8,105

Funds not related to risk plans				(1,828)

Fair value of plan assets at end of year				6,277

—Fair value measurements using significant unobservable inputs—Level 3 (Overfunded)

	As of December 31, 2012
	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Beginning of the year	194	21	482	345	1,042

Actual return on plan assets	13	(8)	120	26	151
Assets sold during the year	(19)	–	(31)	(84)	(134)
Assets purchases, sales and settlements	75	–	27	93	195
Cumulative translation adjustment	(15)	(1)	(38)	(17)	(71)
Transfers in and/or out of Level 3	(56)	(4)	(102)	(168)	(330)

End of the year	192	8	458	195	853

	As of December 31, 2011
	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Beginning of the year	128	19	288	182	617

Actual return on plan assets	(8)	–	79	49	120
Assets sold during the year	(1)	–	(22)	(117)	(140)
Assets purchases, sales and settlements	37	–	135	116	288
Cumulative translation adjustment	(16)	(2)	(35)	(36)	(89)
Transfers in and/or out of Level 3	54	4	37	151	246

End of the year	194	21	482	345	1,042

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

          The target return for private equity assets in 2013 is 11% p.a. for the Old Plan and 11% p.a. for the New Plan. The target allocation is 6% for the Old Plan and 3.5% for the New Plan, ranging between 2% and 10% for the Old Plan and ranging between 1% and 10% for the New Plan. These investments have a longer investment horizon and low liquidity that aim to profit from economic growth, especially in the infrastructure sector of the Brazilian economy. The fair value of usually non-liquid assets' is closed to acquisition cost or book value. Some private equity funds, alternatively, apply the following methodologies: discounted cash flows analysis or analysis based on multiples.

          The target return for loans to participants in 2013 is 12% p.a. The fair value pricing of these assets includes provisions for non-paid loans, according to the local pension fund regulation.

          The target return for real estate assets in 2013 is 12% p.a. Fair value for these assets is closed to book value. The pension fund hires companies specialized in real estate valuation that do not act in the market as brokers. All valuation techniques follow the local regulation.

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

          The Investment Policy Statement has the objective of achieving the adequate diversification, current income and long term capital growth to fulfill its obligations with the adequate level of risk. This obligation had an average nominal return of 17% p.y. in local currency in the last 7 years.

Foreign plans

          All pension plans except PT Vale Indonesia TBK, have resulted in a target asset allocation of 60% in equity investments and 40% in fixed income investments, with all securities being traded in the public markets. Fixed income investments are in domestic bonds for each plan's market and involve a mixture of government and corporate bonds. Equity investments are primarily global in nature and involve a mixture of large, mid and small capitalization companies with a modest explicit investment in domestic equities for each plan. The Canadian plans also use a currency hedging strategy (each developed currency's exposure is 50% hedged) due to the large exposure to foreign securities. For PT Vale Indonesia TBK, the target allocation is 20% equity investment and the remainder in fixed income, with the vast majority of these investments being made within the domestic market.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

—Fair value measurements by category—Underfunded Pension Plans

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Asset by category
Cash and cash equivalents	55	34	–	89
Accounts Receivable	4	–	–	4
Equity securities—liquid	1,566	19	–	1,585
Debt securities—Corporate bonds	–	511	–	511
Debt securities—Government bonds	509	484	–	993
Investment funds—Fixed Income	1,592	426	–	2,018
Investment funds—Equity	510	412	–	922
International investments	4	–	–	4
Structured investments—Private Equity funds	–	–	43	43
Real estate	–	–	138	138
Loans to Participants	–	–	207	207

Total	4,240	1,886	388	6,514

Funds not related to risk plans				(910)

Fair value of plan assets at end of year				5,604

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Asset by category
Cash and cash equivalents	17	24	–	41
Accounts Receivable	11	–	–	11
Equity securities—liquid	1,231	1	–	1,232
Debt securities—Corporate bonds	–	259	–	259
Debt securities—Government bonds	33	627	–	660
Investment funds—Fixed Income	439	568	–	1,007
Investment funds—Equity	74	376	–	450
International investments	–	2	–	2

Total	1,805	1,857	–	3,662

Funds not related to risk plans				–

Fair value of plan assets at end of year				3,662

—Fair value measurements using significant unobservable inputs—Level 3 (Underfunded)

	As of December 31, 2012
	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Beginning of the year	–	–	–	–	–

Actual return on plan assets	1	–	35	27	63
Assets sold during the year	(6)	(1)	(3)	(71)	(81)
Assets purchases, sales and settlements	34	–	12	106	152
Cumulative translation adjustment	(3)	–	12	(16)	(7)
Transfers in and/or out of Level 3	17	1	82	161	261

End of the year	43	–	138	207	388

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

	As of December 31, 2011
	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Beginning of the year	15	1	37	151	204

Transfers in and/or out of Level 3	(15)	(1)	(37)	(151)	(204)

End of the year	–	–	–	–	–

Underfunded other benefits

—Fair value measurements by category—Other Benefits

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Asset by category
Cash and cash equivalents	1	–	–	1

Total	1	–	–	1

Funds not related to risk plans				–

Fair value of plan assets at end of year				1

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Asset by category
Cash and cash equivalents	1	–	–	1

Total	1	–	–	1

Funds not related to risk plans				–

Fair value of plan assets at end of year				1

k)
Cash flows contributions

          Employer contributions expected for 2013 are US$407.

l)
Estimated future benefit payments

          The benefit payments, which reflect future service, are expected to be disbursed as follows:

	As of December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
2013	226	565	95
2014	223	457	96
2015	219	464	99
2016	215	472	100
2017	211	479	101
2018 and thereafter	981	2,398	490

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

19    Pension plans (Continued)

m)
Summary of participant data

	As of December 31, 2012
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Active participants
Number	14	76,511	11,727
Average age—years	52	36	40
Average service—years	28	7	7
Terminated vested participants
Number	–	6,519	–
Average age—years	–	47	–
Retirees and beneficiaries
Number	16,740	19,245	31,737
Average age—years	67	70	68

	As of December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Active participants
Number	202	67,951	74,729
Average age—years	50	36	36
Average service—years	27	7	8
Terminated vested participants
Number	–	5,815	–
Average age—years	–	39	–
Retirees and beneficiaries
Number	18,380	18,189	32,663
Average age—years	66	71	64

20    Long-term incentive compensation plan

          Under the terms of the long-term incentive compensation plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.

          The shares purchased by each executive are unrestricted and may, at the participant's discretion, be sold at any time. However if, the shares are held for a three-year period and the executive is continually employed by Vale during that period, the participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on the market rates. The total shares linked to the plan at December 31, 2012 and December 31, 2011, are 4,426,046 and 3,012,538, respectively.

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

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

20    Long-term incentive compensation plan (Continued)

          We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements for Accounting for Stock-Based Compensation. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At December 31, 2012, December 31, 2011 and December 31, 2010 we recognized a liability of US$87, US$109 and US$120, respectively.

21    Commitments and Litigation provisions

a)
Nickel project—New Caledonia

          In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements which are outlined below.

          In connection with the Girardin Act tax—advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from Vale Nowvelle-Calédonie SAS ("VNC"), associated with the Girardin Act lease financing. Consistent with our commitments, the assets are substantially complete as of December 31, 2012. We also committed that assets associated with the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remain consistent with our current plans, accordingly. We believe the likelihood of the guarantee being called upon is remote.

          In October 2012, we entered into an agreement with Nickel Netherland B.V. ("Sumic"), a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own of VNC if the defined cost of the initial nickel project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded US$4.6 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended to July 31, 2012. As a result of the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The possibility to exercise the put option has been deferred to the first quarter of 2015.

          In addition, in the course of our operations we have provided letters of credit and guarantees in the amount of US$820 million that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

          In the course of our operations, we are subject to routine claims and litigation incidental to our business and various environmental proceedings. With respect to the environmental proceedings currently pending or threatened against us, they include (i) claims for personal injuries, (ii) enforcement actions and (iii) alleged violations of, including exceeding regulatory limits relating to discharges under, certain environmental or similar laws and regulations applicable to our operations. We believe that the ultimate resolution of such proceedings, claims, and litigation will not significantly impair our operations or have material adverse effect on our financial position or results of operations.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

21    Commitments and Litigation provisions (Continued)

b)
Provision for litigation

          We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

          The provision for litigation and the related judicial deposits is as follows:

	December 31, 2012		December 31, 2011
	Provision for litigation	Judicial deposits	Provision for litigation	Judicial deposits
Labor and social security claims	748	903	751	895
Civil claims	287	172	248	151
Tax—related actions	996	435	654	413
Others	34	5	33	5

	2,065	1,515	1,686	1,464

          Labor and social security related actions principally comprise claims by Brazilian current and former employees for (i) payment of time spent travelling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

          Civil actions principally relate to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans, during which full inflation indexation of contracts was not permitted, as well as for accidents and land appropriation disputes.

          Tax related actions principally comprise challenges initiated by us, on certain taxes on revenues and uncertain tax positions. We continue to vigorously pursue our interests in all these actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

          On September 2012, we has considered as probable the loss related to the deductibility of transportation expenditures in the amount upon which the Compensação Financeira pela Exploração—CFEM is calculated, increasing the provision of US$542 (R$ 1.1 billion). During the fourth quarter we paid US$147. At December 31, 2012 the total liability in relation to CFEM was US$519.

          Judicial deposits are made by us following court requirements in order to be entitled to either initiate or continue a legal action. These amounts are released to us upon receipt of a final favorable outcome from the legal action, and in the case of an unfavorable outcome, the deposits are transferred to the prevailing part.

          Contingencies settled during the year ended December 31, 2012 and December 31, 2011 totaled US$182 and US$331, respectively. Provisions net recognized in the year ended December 31, 2012 and December 31, 2011 totaled US$694 and US$284, respectively, classified as other operating expenses.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

21    Commitments and Litigation provisions (Continued)

          In addition to the contingencies for which we have made provisions, we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is reasonably possible but not probable, in the total amount of US$21,016 at December 31, 2012, and for which no provision has been made (December 31, 2011—US$22,449). The main categories of claims are as follows:

	December 31, 2012	December 31, 2011
Labor and social security claims	1,728	1,922
Civil claims	1,124	1,484
Tax—related actions	16,492	17,967
Others	1,672	1,076

	21,016	22,449

          The largest individual claim classified as reasonably possible tax contingencies refers to tax assessments against us regarding the payment of Income Tax and Social Contribution calculated based on the equity method in foreign subsidiaries.

          The Brazilian federal tax authority (Receita Federal do Brasil) contends that we should pay those taxes and contributions on the net income of our non-Brazilian subsidiaries and affiliates. The position of the tax authority is based on Article 74 of Brazilian Provisional Measure 2,158-35/2001, a tax regulation issued in 2001 by Brazil's President, and on implementing regulations adopted by the tax authority under Article 74. The tax authority has issued five tax assessments (autos de infração) against us for payment of US$5,933 at December 31, 2012 (US$ 6,644 at December 31 2011) in taxes in accordance with Article 74 for the tax years 1996 through 2008, plus interest and penalties of US$9,277 at December 31, 2012 (US$ 9,781 at December 31, 2011) through December 31, 2012, amounting to a total of US$ 15,210 (US$ 16,425 at December 31, 2011). The decline in the value from December 31, 2011, was caused by the cancelation by the tax authority of the claim related to the exchange variation over the foreign subsidiaries, in amount of US$ 815.

c)
Participative Stockholders' Debentures

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

          A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index ("IGP-M"), as set forth in the Issue Deed. As at December 31, 2012 the total amount of these debentures was US$1,653 (US$ 1,336 in December 31, 2011).

          The debenture holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture.

          In October 2012 we paid second semester remuneration in the amount of US$4. In April 2012 we paid first semester remuneration on these debentures in the amount of US$6.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

21    Commitments and Litigation provisions (Continued)

d)    Description of Leasing Arrangements

          Vale has operating lease agreements with its joint ventures Nibrasco, Itabrasco, and Kobrasco, in which Vale leases its pelletizing plants. These operating lease agreements have duration between 3 and 10 years, renewable.

          In July 2012 the Company entered into an operating lease agreement with its joint venture Hispanobrás. The contract has duration of 3 years, renewable.

          The following table presents of the annual future minimum lease payments required under the four pellet plants (Hispanobrás, Nibrasco, and Itabrasco Kobrasco), that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2012:

2013	74
2014	78
2015	76
2016	74
2017 thereafter	51

Total minimum payments required	353

          The total expenses of these operating leases for the year ended December 31, 2012, 2011 and 2010 were US$205, US$349 and US$365, respectively.

          Part of our railroad operation includes leased facilities. The 30-year lease is renewable for a further 30 years and expires in August 2026, and is classified as an operating lease. At the end of the lease term, we are required to return the concession and the leased assets. In most cases, management expects that in the normal course of business, leases will be renewed.

          The following table presents of the annual future minimum rental payments required under the railroad operating leases that have initial or remaining non-cancelable lease terms in excess of one year as December 31, 2012.

2013	85
2014	85
2015	85
2016	85
2017 thereafter	845

Total minimum payments required	1,185

          The total expenses of these operating leases for the year ended December 31, 2012, 2011 and 2010 were US$89, US$87 and US$ 90, respectively.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

21    Commitments and Litigation provisions (Continued)

e)    Guarantee issued to affiliates

          The Associate Norte Energia acquired in 2012 a credit line from BNDES, Caixa Economica Federal and Banco BTG Pactual in order to finance his investments in energy in the totaling up to R$22.5 billion (US$11.01 billion). About this facility, Vale, like other stockholders, is committed to providing a corporate guarantee on the amount withdrawn, limited to his participation of 9% in the entity. In addition to this guarantee, the Company also offered all shares in Norte Energia in pledge to financial institutions, limited to R$4.1 billion (US$2.0 billion).

          At December 31, 2012 Vale guaranteed on the value drawn the amount of R$282 (US$126).

          On January 2, 2013 (Subsequent Events) Norte Energia withdrawn of another installment of your loan, increasing the amount guaranteed by Vale for R$188 (US$92) to R$470 (US$218).

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

          The changes in the provisions for asset retirement obligations are as follows:

	Year ended as of December 31,
	2012	2011	2010
Beginning of year	1,770	1,368	1,116
Accretion expense	167	125	113
Liabilities settled in the current year	(25)	(57)	(45)
Revisions in estimated cash flows	560	420	125
Cumulative translation adjustment	(69)	(86)	59

End of year	2,403	1,770	1,368

Current liabilities	70	73	75
Non-current liabilities	2,333	1,697	1,293

Total	2,403	1,770	1,368

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

22    Other expenses

	Year ended as of December 31,
	2012	2011	2010
Litigation(*)	694	284	141
Provision for loss assets	366	278	108
Fundação Vale do Rio Doce—FVRD	37	123	55
Damage cost	65	98	–
Pre operating, stoppage and start up	1,592	1,293	1,117
Others	894	734	784

	3,648	2,810	2,205

(*)
See note 21 (b)

23    Fair value disclosure of financial assets and liabilities

          The Financial Accounting Standards Board, through Accounting Standards Codification and Accounting Standards Updates, defines fair value and sets out a framework for measuring fair value, including valuation concepts and practices and requires certain disclosures about fair value measurements.

a)    Measurements

          The standards define fair value as the price that would be received for an asset, or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the inherent risks in the inputs to the valuation technique.

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

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

23    Fair value disclosure of financial assets and liabilities (Continued)

b)    Measurements on a recurring basis

          The description of the Company's valuation methodologies used for assets and liabilities measured at fair value are summarized below:

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

    •
    Derivatives

          The market approach is used to estimate the fair value of the swaps discounting their cash flows using the interest rate of the currency they are denominated in. It is also used for the commodities contracts, since the fair value is computed by using forward curves for each commodity.

    •
    Stockholders' debentures

          The fair value is measured by the market approach method, and the reference price is available on the secondary market.

          The tables below presents the balances of assets and liabilities measured at fair value on a recurring basis as follows:

	December 31, 2012
	Carrying amount	Fair value	Level 1	Level 2
Available-for-sale securities	7	7	7	–
Unrealized losses on derivatives	(804)	(804)	–	(804)
Stockholders' debentures	(1,653)	(1,653)	–	(1,653)

	December 31, 2011
	Carrying amount	Fair value	Level 1	Level 2
Available-for-sale securities	7	7	7	–
Unrealized losses on derivatives	(81)	(81)	–	(81)
Stockholders' debentures	(1,336)	(1,336)	–	(1,336)

c)    Measurements on a non-recurring basis

          The Company also has assets under certain conditions that are subject to measurement at fair value on a non-recurring basis. These assets include goodwill and assets acquired and liabilities assumed in business combinations. During the year ended at December 31, 2012, we have not recognized any impairment for those items. However, we did recognized impairment of our investee Norsk Hydro based on fair value. (Note14).

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

23    Fair value disclosure of financial assets and liabilities (Continued)

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

          Our long-term debt is reported at amortized cost, and the income of time deposits is accrued monthly according to the contract rate. The estimated fair value measurement is disclosed as follows:

	December 31, 2012
	Carrying amount	Fair value	Level 1	Level 2
Long-term debt (less interests)(a)	(29,842)	(32,724)	(25,817)	(6,907)
Perpetual Notes(b)	(72)	(72)	–	(72)

	December 31, 2011
	Carrying amount	Fair value	Level 1	Level 2
Long-term debt (less interests)(a)	(22,700)	(24,312)	(18,181)	(6,131)
Perpetual Notes(b)	(80)	(80)	–	(80)

(a)
Less accrued charges of US$ 425 and US$ 333 as of December 31, 2012 and December 31, 2011, respectively.
(b)
Classified on "LT Loans and related parties" (Non-current liabilities).

Notes to the Consolidated Financial Statements (Continued)
Expressed in millions of United States dollars, unless otherwise stated

24    Segment and geographical information

          The information presented to the Executive Board with the respective performance of each segment are usually derived from the accounting records maintained in accordance with the best accounting practices, with some reallocation between segments.

          Consolidated net income and principal assets are reconciled as follows:

Results by segment

	Year ended as of December 31,
	2012						2011						2010
	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Consolidated	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Consolidated	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Consolidated
RESULTS
Gross revenues	35,662	7,133	3,777	1,644	537	48,753	46,904	9,627	3,547	1,726	541	62,345	36,214	8,200	1,845	1,465	493	48,217
Cost and expenses	(17,542)	(6,135)	(3,036)	(1,591)	(838)	(29,142)	(16,422)	(6,350)	(2,753)	(1,467)	(958)	(27,950)	(13,325)	(5,916)	(1,669)	(1,120)	(354)	(22,384)
Research and development	(732)	(395)	(109)	(12)	(230)	(1,478)	(649)	(413)	(104)	(121)	(387)	(1,674)	(289)	(277)	(72)	(75)	(165)	(878)
Depreciation, depletion and amortization	(2,007)	(1,647)	(463)	(238)	(41)	(4,396)	(1,847)	(1,572)	(458)	(229)	(16)	(4,122)	(1,536)	(1,359)	(200)	(146)	(19)	(3,260)
Gain (Loss) on sale of assets	(377)	–	(114)	–	–	(491)	–	1,513	–	–	–	1,513	–	–	–	–	–	–
Impairment on assets	(1,029)	(2,848)	–	–	(146)	(4,023)	–	–	–	–	–	–	–	–	–	–	–	–

Operating income	13,975	(3,892)	55	(197)	(718)	9,223	27,986	2,805	232	(91)	(820)	30,112	21,064	648	(96)	124	(45)	21,695
Financial Result	(3,902)	195	(48)	(60)	14	(3,801)	(2,966)	(1)	(55)	(207)	(84)	(3,313)	(332)	(80)	32	(43)	(958)	(1,381)
Foreign exchange and monetary gains (losses), net
Discontinued operations, net of tax	–	–	–	–	–	–	–	–	–	–	–	–	–	(143)	–	–	–	(143)
Impairment on investments	–	(975)	–	–	(666)	(1,641)	–	–	–	–	–	–	–	–	–	–	–	–
Equity in results of affiliates and joint ventures and others investments	765	(19)	–	112	(218)	640	1,095	101	–	125	(186)	1,135	1,013	(10)	–	94	(110)	987
Income taxes	(389)	69	1,203	(18)	(32)	833	(4,202)	(954)	(114)	(12)	–	(5,282)	(3,980)	240	(12)	20	27	(3,705)
Noncontrolling interests	65	207	(54)	–	39	257	105	88	(31)	–	71	233	5	(209)	19	–	(4)	(189)

Net income attributable to the Company's stockholders	10,514	(4,415)	1,156	(163)	(1,581)	5,511	22,018	2,039	32	(185)	(1,019)	22,885	17,770	446	(57)	195	(1,090)	17,264

Sales classified by geographic destination:
Foreign market
America, other than United States	715	996	60	36	16	1,823	1,181	1,380	44	–	21	2,626	823	1,170	32	12	4	2,041
United States	108	1,137	53	–	36	1,334	98	1,571	1	–	2	1,672	77	740	–	–	15	832
Europe	5,834	2,194	148	–	23	8,199	8,815	2,456	153	–	62	11,486	6,833	2,067	4	–	44	8,948
Middle East/Africa/Oceania	1,550	96	7	–	–	1,653	1,767	150	1	–	1	1,919	1,569	217	11	–	–	1,797
Japan	4,202	722	–	–	7	4,931	5,987	1,243	–	–	8	7,238	3,859	1,371	–	–	10	5,240
China	16,743	895	–	–	–	17,638	20,086	1,235	–	–	99	21,420	16,088	923	–	–	24	17,035
Asia, other than Japan and China	2,947	1,009	91	–	2	4,049	3,640	1,394	35	–	1	5,070	2,712	1,445	8	–	9	4,174
Brazil	3,563	84	3,418	1,608	453	9,126	5,330	198	3,313	1,726	347	10,914	4,253	267	1,790	1,453	387	8,150

	35,662	7,133	3,777	1,644	537	48,753	46,904	9,627	3,547	1,726	541	62,345	36,214	8,200	1,845	1,465	493	48,217

Notes to the Consolidated Financial Statements (Continued)
Expressed in millions of United States dollars, unless otherwise stated

24    Segment and geographical information (Continued)

Operating segment

	Year ended in December 31, 2012
	Revenue	Value added tax	Net revenues	Cost and expenses	Research and Development	Pre Operating and Idle Capacity	Operating profit	Depreciation, depletion and amortization	Impairment on assets	Operating income	Property, plant and equipment	Additions to property, plant and equipment	Investments
Bulk Material
Iron ore	27,202	(271)	26,931	(12,519)	(617)	–	13,795	(1,529)	–	12,266	35,849	7,691	92
Pellets	6,776	(216)	6,560	(2,387)	–	(321)	3,852	(235)	–	3,617	1,997	383	1,219
Manganese	592	(49)	543	(353)	–	–	190	(45)	–	145	299	177	–
Coal	1,092	–	1,092	(1,398)	(115)	(28)	(449)	(198)	(1,029)	(1,676)	3,496	1,082	281

	35,662	(536)	35,126	(16,657)	(732)	(349)	17,388	(2,007)	(1,029)	14,352	41,641	9,333	1,592
Base Metals
Nickel and other products(a)	5,975	–	5,975	(4,107)	(299)	(1,029)	540	(1,508)	(2,848)	(3,816)	28,060	2,792	31
Copper(b)	1,158	(2)	1,156	(876)	(96)	(121)	63	(139)	–	(76)	4,539	819	252
Aluminum products	–	–	–	–	–	–	–	–	–	–	–	–	2,369

	7,133	(2)	7,131	(4,983)	(395)	(1,150)	603	(1,647)	(2,848)	(3,892)	32,599	3,611	2,652
Fertilizers
Potash	308	(18)	290	(171)	(73)	–	46	(23)	–	23	2,228	1,333	–
Phosphates	2,583	(76)	2,507	(1,947)	(36)	(93)	431	(331)	–	100	7,539	293	–
Nitrogen	801	(102)	699	(618)	–	–	81	(109)	–	(28)	–	40	–
Others fertilizers products	85	(11)	74	–	–	–	74	–	–	74	331	12	–

	3,777	(207)	3,570	(2,736)	(109)	(93)	632	(463)	–	169	10,098	1,678	–
Logistics
Railroads	1,135	(199)	936	(1,012)	(12)	–	(88)	(182)	–	(270)	1,543	455	586
Ports	509	(58)	451	(322)	–	–	129	(56)	–	73	600	94	94
Ships	–	–	–	–	–	–	–	–	–	–	2,353	213	–

	1,644	(257)	1,387	(1,334)	(12)	–	41	(238)	–	(197)	4,496	762	680
Others	537	(57)	480	(781)	(230)	–	(531)	(41)	(146)	(718)	1,910	393	1,568
Loss on sale of assets	–	–	–	(491)	–	–	(491)	–	–	(491)	–	–	–

	48,753	(1,059)	47,694	(26,982)	(1,478)	(1,592)	17,642	(4,396)	(4,023)	9,223	90,744	15,777	6,492

(a)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(b)
Includes copper concentrate.

Notes to the Consolidated Financial Statements (Continued)
Expressed in millions of United States dollars, unless otherwise stated

24    Segment and geographical information (Continued)

Operating segment

	Year ended in December 31, 2011
	Revenue	Value added tax	Net revenues	Cost and expenses	Research and development	Pre operating and idle capacity	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment	Additions to property, plant and equipment	Investments
Bulk Material
Iron ore	36,910	(494)	36,416	(10,471)	(497)	–	25,448	(1,418)	24,030	32,944	7,409	112
Pellets	8,204	(266)	7,938	(3,209)	–	(106)	4,623	(196)	4,427	2,074	624	997
Manganese and ferroalloys	732	(56)	676	(594)	–	–	82	(69)	13	333	177	–
Coal	1,058	–	1,058	(1,125)	(152)	(101)	(320)	(164)	(484)	4,081	1,141	239

	46,904	(816)	46,088	(15,399)	(649)	(207)	29,833	(1,847)	27,986	39,432	9,351	1,348
Base Metals
Nickel and other products(a)	8,118	–	8,118	(4,328)	(254)	(976)	2,560	(1,487)	1,073	29,097	2,637	11
Copper(b)	1,126	(23)	1,103	(702)	(159)	(12)	230	(84)	146	4,178	1,226	234
Aluminum products	383	(5)	378	(304)	–	–	74	(1)	73	–	16	3,371

	9,627	(28)	9,599	(5,334)	(413)	(988)	2,864	(1,572)	1,292	33,275	3,879	3,616
Fertilizers
Potash	287	(14)	273	(239)	(50)	(26)	(42)	(45)	(87)	2,137	532	–
Phosphates	2,395	(95)	2,300	(1,634)	(54)	(72)	540	(297)	243	6,430	316	–
Nitrogen	782	(103)	679	(557)	–	–	122	(116)	6	896	180	–
Others fertilizers products	83	(13)	70	–	–	–	70	–	70	364	–	–

	3,547	(225)	3,322	(2,430)	(104)	(98)	690	(458)	232	9,827	1,028	–
Logistics
Railroads	1,265	(222)	1,043	(882)	(121)	–	40	(179)	(139)	1,307	213	551
Ports	461	(48)	413	(315)	–	–	98	(50)	48	576	347	–
Ships	–	–	–	–	–	–	–	–	–	2,485	308	114

	1,726	(270)	1,456	(1,197)	(121)	–	138	(229)	(91)	4,368	868	665
Others	541	(60)	481	(898)	(387)	–	(804)	(16)	(820)	1,993	949	2,464
Gain on sale of assets	–	–	–	1,513	–	–	1,513	–	1,513	–	–	–

	62,345	(1,399)	60,946	(23,745)	(1,674)	(1,293)	34,234	(4,122)	30,112	88,895	16,075	8,093

(a)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(b)
Includes copper concentrate.

Notes to the Consolidated Financial Statements (Continued)
Expressed in millions of United States dollars, unless otherwise stated

24    Segment and geographical information (Continued)

Operating segment

	Year ended in December 31, 2010
	Revenue	Value added tax	Net revenues	Cost and expenses	Research and development	Pre operation and idle capacity	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment	Additions to property, plant and equipment	Investments
Bulk Material
Iron ore	28,120	(366)	27,754	(8,856)	(226)	(18)	18,654	(1,307)	17,347	30,412	4,015	107
Pellets	6,402	(266)	6,136	(2,510)	–	(5)	3,621	(110)	3,511	1,445	353	1,058
Manganese and ferroalloys	922	(69)	853	(442)	–	–	411	(36)	375	316	28	–
Coal	770	–	770	(684)	(63)	(109)	(86)	(83)	(169)	3,020	499	223

	36,214	(701)	35,513	(12,492)	(289)	(132)	22,600	(1,536)	21,064	35,193	4,895	1,388
Base Metals
Nickel and other products(a)	4,712	–	4,712	(2,297)	(171)	(934)	1,310	(1,145)	165	28,623	1,880	23
Copper(b)	934	(29)	905	(475)	(95)	(51)	284	(87)	197	3,579	1,072	90
Aluminum products	2,554	(32)	2,522	(2,098)	(11)	–	413	(127)	286	395	342	152

	8,200	(61)	8,139	(4,870)	(277)	(985)	2,007	(1,359)	648	32,597	3,294	265
Fertilizers
Potash	280	(11)	269	(213)	(56)	–	–	(29)	(29)	474	355	–
Phosphates	1,211	(47)	1,164	(1,054)	(16)	–	94	(121)	(27)	7,560	438	–
Nitrogen	337	(43)	294	(285)	–	–	9	(50)	(41)	809	47	–
Others fertilizers products	17	(5)	12	(11)	–	–	1	–	1	146	3	–

	1,845	(106)	1,739	(1,563)	(72)	–	104	(200)	(96)	8,989	843	–
Logistics
Railroads	1,107	(183)	924	(641)	(75)	–	208	(123)	85	1,278	160	511
Ports	353	(47)	306	(236)	–	–	70	(23)	47	297	36	–
Ships	5	–	5	(13)	–	–	(8)	–	(8)	747	747	135

	1,465	(230)	1,235	(890)	(75)	–	270	(146)	124	2,322	943	646
Others	493	(90)	403	(264)	(165)	–	(26)	(19)	(45)	3,995	2,672	2,198

	48,217	(1,188)	47,029	(20,079)	(878)	(1,117)	24,955	(3,260)	21,695	83,096	12,647	4,497

(a)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(b)
Includes copper concentrate.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

25    Related party transactions

          Balances from transactions with major related parties are as follows:

	December 31, 2012		December 31, 2011
	Assets	Liabilities	Assets	Liabilities
Affiliated Companies and Joint Ventures
Companhia Hispano-Brasileira de Pelotização—HISPANOBRÁS	2	10	177	162
Companhia Nipo-Brasileira de Pelotização—NIBRASCO	2	175	1	13
Companhia Coreano-Brasileira de Pelotização—KOBRASCO	–	33	–	5
Baovale Mineração S.A.	14	28	8	20
Minas da Serra Geral S.A. ("MSG")	–	8	–	9
MRS Logística S.A.	44	45	50	20
Norsk Hydro ASA	405	72	489	80
Samarco Mineração S.A.	213	–	47	–
Mitsui & CO, LTD	22	46	–	37
Others	224	8	107	49

	926	425	879	395

Current	518	353	370	304
Long-term	408	72	509	91

Total	926	425	879	395

          These balances are included in the following balance sheet classifications:

	December 31, 2012		December 31, 2011
	Assets	Liabilities	Assets	Liabilities
Current assets
Accounts receivable	134	–	288	–
Loans and advances to related parties	384	–	82	–
Non-current assets
Loans and advances to related parties	408	–	509	–
Current liabilities
Suppliers	–	146	–	280
Loans from related parties	–	207	–	24
Non-current liabilities
Long-term debt	–	72	–	91

	926	425	879	395

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

25    Related party transactions (Continued)

          Income and expenses from the principal transactions and financial operations carried out with major related parties are as follows:

	As of December 31,
	2012		2011		2010
	Income	Expenses	Income	Expenses	Income	Expenses
Affiliated Companies and Joint Ventures
Companhia Nipo-Brasileira de Pelotização—NIBRASCO	–	80	–	151	–	149
Samarco Mineração S.A.	371	–	511	–	448	–
Companhia Ítalo-Brasileira de Pelotização—ITABRASCO	–	32	–	150	–	50
Companhia Hispano-Brasileira de Pelotização—HISPANOBRÁS	266	265	729	521	462	513
Companhia Coreano-Brasileira de Pelotização—KOBRASCO	–	70	–	98	–	117
Mineração Rio Norte S.A.	–	–	–	–	–	156
MRS Logística S.A.	14	702	16	759	16	561
Others	142	101	103	53	17	18

	793	1,250	1,359	1,732	943	1,564

          These amounts are included in the following statement of income line items:

	As of December 31,
	2012		2011		2010
	Income	Expenses	Income	Expenses	Income	Expenses
Sales / Cost of iron ore and pellets	624	469	1,337	952	910	785
Revenues / expense from logistic services	14	706	16	759	23	603
Sales / Cost of aluminum products	–	–	–	18	–	156
Financial income/expenses	14	7	6	3	10	20
Others	141	68	–	–	–	–

	793	1,250	1,359	1,732	943	1,564

          Additionally we have loans payable to Banco Nacional de Desenvolvimento Econômico Social and BNDES Participações S.A in the amounts of US$ 3,951 and US$ 825 respectively, accruing interest at market rates, which fall due through 2029. These operations generated interest expenses of US$41 and US$14. We also maintain cash equivalent balances with Banco Bradesco S.A. in the amount of US$33 in December 31, 2012. The effect of these operations on our results was US$1.

26    Derivative financial instruments

Risk management policy

          Vale considers that the effective management of risks is a key objective to support its growth strategy, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. Vale evaluates not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk), those inherent to inadequate or failed internal processes, people, systems or external events (operational risk), those arising from liquidity risk, among others.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

26    Derivative financial instruments (Continued)

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

          The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk analysis and for issuing opinion regarding the Company's risk management. It's also responsible for the supervision and revision of the principles and instruments of corporate risk management.

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

          The Company may, when necessary, allocate specific risk limits to management activities, including but not limited to, market risk limit, corporate and sovereign credit limit, in accordance with the acceptable corporate risk limit.

Market Risk Management

          Vale is exposed to the various market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process and the growth strategy of the Company, ensure its financial flexibility and monitor the volatility of future cash flows.

          When necessary, market risk mitigation strategies are evaluated and implemented in line with these objectives. Some strategies may incorporate financial instruments, including derivatives. The portfolios of the financial instruments are monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow, and ensuring strategies adherence to the proposed objectives.

          Considering the nature of Vale's business and operations, the main market risk factors which the Company is exposed to are:

    •
    Interest rates;

    •
    Foreign exchange;

    •
    Product prices and input costs.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

26    Derivative financial instruments (Continued)

Foreign exchange rate and interest rate risk

          Vale's cash flows are exposed to volatility of several currencies. While most of the product prices are indexed to US dollars, most of the costs, disbursements and investments are indexed to currencies other than the US dollar, primarily the Brazilian real and the Canadian dollar.

          Derivative instruments may be used to mitigate Vale's potential cash flow volatility arising from its currency mismatch.

          For hedging revenues, costs, expenses and investment cash flows, the main risk mitigation strategies used are currency forward transactions and swaps.

          Vale implemented hedge transactions to protect its cash flow from market risks that arises from its debt obligations—mainly currency volatility. We use swap transactions to convert debt linked to Brazilian real into US dollar that have similar—or sometimes shorter—settlement dates than the final maturity of the debt instruments. Their notional amounts are similar to the principal and interest payments, subjected to liquidity market conditions.

          Swaps with shorter settlement dates are renegotiated through time so that their final maturity matches—or becomes closer—to the debts` final maturity. At each settlement date, the results of the swap transactions partially offset the impact of the foreign exchange rate in Vale's obligations, contributing to stabilize the cash disbursements in US dollar.

          In the event of an appreciation (depreciation) of the Brazilian real against the US dollar, the negative (positive) impact on Brazilian real denominated debt obligations (interest and/or principal payment) measured in US dollars will be partially offset by a positive (negative) effect from a swap transaction, regardless of the US dollar / Brazilian real exchange rate in the payment date. The same rationale applies to debt denominated in other currencies and their respective swaps.

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

Product price and Input Cost risk

          Vale is also exposed to several market risks associated with commodities prices volatility. In line with the risk management policy, risk mitigation strategies involving commodities can also be used to adjust its risk profile and reduce the volatility of cash flow. In these cases, the mitigation strategies used are primarily forward transactions, futures contracts or zero-cost collars.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

26    Derivative financial instruments (Continued)

Embedded derivatives

          The cash flow of the Company is also exposed to market risks associated with contracts that contain embedded derivatives or behave as derivatives. The derivatives may be embedded in, but are not limited to, commercial contracts, purchase agreements, leases, bonds, insurance policies and loans.

          Vale's wholly-owned subsidiary Vale Canada Ltd has nickel concentrate and raw materials purchase agreements, in which there are provisions based on the movement of nickel and copper prices. These provisions are considered embedded derivatives.

Hedge Accounting

          The Accounting for Derivative Financial Instruments and Hedging Activities Standard determines that all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in current earnings, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

26    Derivative financial instruments (Continued)

          At December 31, 2012, Vale had outstanding positions designated as cash flow hedge. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk, such as a forecasted purchase or sale. If a derivative is designated as cash flow hedge, the effective portion of the changes in the fair value of the derivative is recorded in other comprehensive income and recognized in earnings when the hedged item affects earnings. However, the ineffective portion of changes in the fair value of the derivatives designated as hedges is recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, the value of such excluded portion is included in earnings.

	Assets				Liabilities
	December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swap	249	1	410	60	340	700	49	590
EuroBond Swap	–	39	–	–	4	18	4	32
Pre Dollar Swap	16	–	19	–	–	63	–	41
Treasury future	–	–	–	–	–	–	5	–

	265	40	429	60	344	781	58	663
Commodities price risk
Nickel
Fixed price program	–	–	1	–	2	–	1	–
Bunker Oil	–	–	4	–	–	–	–	–

	–	–	5	–	2	–	1	–
Embedded derivatives:
Gas	–	–	–	–	–	2	–	–

	–	–	–	–	–	2	–	–
Derivatives designated as hedge
Bunker Oil	–	–	–	–	1	–	–	–
Strategic Nickel	13	–	161	–	–	–	–	–
Foreign exchange cash flow hedge	3	5	–	–	–	–	14	–

	16	5	161	–	1	–	14	–

Total	281	45	595	60	347	783	73	663

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

26    Derivative financial instruments (Continued)

	Gain or (loss) recognized as financial income (expense)			Financial settlement (Inflows)/ Outflows			Gain or (loss) recognized in OCI
	Year ended as of December 31,			Year ended as of December 31,			Year ended as of December 31,
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swap	(315)	(92)	451	(325)	(337)	(956)	–	–	–
EURO floating rate vs. USD floating rate swap	–	–	(1)	–	–	1	–	–	–
USD floating rate vs. fixed USD rate swap	–	–	(2)	–	4	3	–	–	–
EuroBond Swap	50	(30)	(5)	4	1	(1)	–	–	–
Pre Dollar Swap	(7)	(23)	4	(19)	(1)	(2)	–	–	–
Swap USD fixed rate vs. CDI	–	69	–	–	(68)	–	–	–	–
South African Rande Forward	–	(8)	–	–	8	–	–	–	–
AUD floating rate vs. fixed USD rate swap	–	–	3	–	(2)	(9)	–	–	–
Treasury Future	9	(12)	–	(3)	6	–	–	–	–
Swap Convertibles	–	–	37	–	–	(37)	–	–	–

	(263)	(96)	487	(343)	(389)	(1,001)	–	–	–
Commodities price risk
Nickel
Fixed price program	(1)	39	4	2	(41)	(7)	–	–	–
Strategic program	–	15	(87)	–	–	105	–	–	–
Copper	–	1	–	–	–	–	–	–	–
Aluminum	–	–	–	–	7	16	–	–	–
Bunker Oil	1	37	4	(5)	(48)	(34)	–	–	–
Coal	–	–	(4)	–	2	3	–	–	–
Maritime Freight Protection Program	–	–	(5)	–	2	(24)	–	–	–

	–	92	(88)	(3)	(78)	59	–	–	–
Embedded derivatives:
Gas	(2)	–	–	–	–	–	–	–	–
Energy—Aluminum options	–	(7)	(51)	–	–	–	–	–	–

	(2)	(7)	(51)	–	–	–	–	–	–
Derivatives designated as hedge
Bunker Oil	–	–	–	(1)	–	47	(1)	–	–
Aluminum	–	–	–	–	–	–	–	4	31
Strategic Nickel	172	49	(1)	(172)	(48)	–	(149)	211	(52)
Foreign exchange cash flow hedge	(27)	37	284	26	(50)	(330)	29	(60)	(5)

	145	86	283	(147)	(98)	(283)	(121)	155	(26)

Total	(120)	75	631	(493)	(565)	(1,225)	(121)	155	(26)

          Unrealized gains (losses) in the period are included in our income statement under the gains (losses) on derivatives, net.

Notes to the Consolidated Financial Statements (Continued)

Expressed in millions of United States dollars, unless otherwise stated

26    Derivative financial instruments (Continued)

          Final maturity dates for the above instruments are as follows:

Interest rates / Currencies	January 2023
Gas	April 2016
Nickel	April 2013
Copper	April 2013

27    Subsequent events

Sales of Gold by-product

          At February 5, 2013, Vale informed that it has entered into an agreement with Silver Wheaton Corp. ("SLW"), to sell 25% of the payable gold by-product stream from the Salobo copper mine for the life of the mine and 70% of the payable gold by-product stream from its Sudbury nickel mines—Coleman, Copper Cliff, Creighton, Garson, Stobie, Totten and Victor—for 20 years.

          Vale will receive an initial cash payment of US$ 1.9 billion plus ten million warrants of SLW with a strike price of US$ 65 and a 10-year term, valued at US$ 100. US$ 1.33 billion will be paid for 25% of the gold by-product stream from Salobo while US$ 570 plus ten million SLW warrants will be paid for 70% of the Sudbury gold by-product stream.

          In addition, Vale will also receive future cash payments for each ounce (oz) of gold delivered to SLW under the agreement, equal to the lesser of US$ 400 per oz (plus a 1% annual inflation adjustment from 2016 in the case of Salobo) and the prevailing market price. Vale may also receive an additional cash payment contingent on its decision to expand the capacity to process Salobo copper ores to more than 28 Mtpy before 2031. The additional amount would range from US$ 67 to US$ 400 depending on timing and size of the expansion.

          There is no firm commitment from Vale to quantities of gold delivered—SLW is entitled not to specific volumes but to a percentage of the gold by-product stream from Salobo and Sudbury. Company will be subject to gold price risk for the SLW?s deliveries only if the price of gold drops below the US$ 400/oz trailing payment.