Form 20-F/A
period 2012-12-31
Vale S.A.
filed 2013-04-12
CIK 917851

As filed with the Securities and Exchange Commission on April 12, 2013

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
Yes ☐ No ☒

 EXPLANATORY NOTE

          The amounts of our provisions for contingencies are stated in Note 21 to our consolidated financial statements, as included in a Form 6-K furnished to the U.S. Securities and Exchange Commission (the "SEC") on February 28, 2013 and in our Annual Report on Form 20-F for the year ended December 31, 2012 (the "Annual Report" as originally filed with the SEC on April 2, 2013). The discussion of critical accounting policies on page 101 of our Annual Report incorrectly referred to those amounts. The sole purpose of this amendment is to provide the correct amounts on page 101.

          Other than the foregoing, this Form 20-F/A does not amend, update or restate the information in the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any developments since the Annual Report was filed on April 2, 2013.

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

          The provision for contingencies at December 31, 2012, totaling US$2.065 billion, consists of provisions of US$748 million for labor, US$287 million for civil, US$996 million for tax and US$34 million for other claims. Claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is reasonably possible but not probable, and for which we have not made provisions, amounted to a total of US$21.016 billion at December 31, 2012, including claims of US$1.728 billion for labor, US$1.124 billion for civil, US$16.492 billion for tax and US$1.672 billion for other claims.

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

EXHIBITS

Exhibit Number
1	Bylaws of Vale S.A., as amended on May 18, 2011, incorporated by reference to the current report on Form 6-K furnished to the Securities and Exchange Commission on May 18, 2011 (File No. 001-15030)
8*	List of subsidiaries
12.1	Certification of Chief Executive Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1*	Certification of Chief Executive Officer and Chief Financial Officer of Vale, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers
15.2*	Consent of IMC Mining Services
15.3*	Consent of Echelon Mining Services

*
Previously filed as an exhibit to Vale's annual report on Form 20-F for the year ended December 31, 2012 on April 2, 2013.

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

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALE S.A.
By:	/s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Chief Executive Officer
By:	/s/ Luciano Siani Pires
Name: Luciano Siani Pires
Title: Chief Financial Officer

          Date: April 12, 2013

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