Form 20-F
period 2013-12-31
Vale S.A.
filed 2014-03-27
CIK 917851

As filed with the Securities and Exchange Commission on March 27, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013
Commission file number: 001-15030

VALE S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Luciano Siani Pires, Chief Financial Officer
phone: +55 21 3814 8888
fax: +55 21 3814 8820

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Preferred class A shares of Vale, no par value per share	New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing one preferred class A share of Vale	New York Stock Exchange
Common shares of Vale, no par value per share	New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing one common share of Vale	New York Stock Exchange
6.25% Guaranteed Notes due 2016, issued by Vale Overseas	New York Stock Exchange
6.250% Guaranteed Notes due 2017, issued by Vale Overseas	New York Stock Exchange
5.625% Guaranteed Notes due 2019, issued by Vale Overseas	New York Stock Exchange
4.625% Guaranteed Notes due 2020, issued by Vale Overseas	New York Stock Exchange
4.375% Guaranteed Notes due 2022, issued by Vale Overseas	New York Stock Exchange
8.25% Guaranteed Notes due 2034, issued by Vale Overseas	New York Stock Exchange
6.875% Guaranteed Notes due 2036, issued by Vale Overseas	New York Stock Exchange
6.875% Guaranteed Notes due 2039, issued by Vale Overseas	New York Stock Exchange
5.625% Notes due 2042, issued by Vale S.A.	New York Stock Exchange

*
Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
 The number of outstanding shares of each class of stock of Vale as of December 31, 2013 was:
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
Large accelerated filer ☒ Accelerated filer ☐Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

i

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Page

1	Identity of directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information
	3A Selected financial data	Selected financial data	13
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	1

4	Information on the Company
	4A History and development of the company	Business overview, Capital expenditures	15, 69
	4B Business overview	Business overview, Lines of business, Reserves, Regulatory matters	15, 23, 58, 73
	4C Organizational structure	Exhibit 8	–
	4D Property, plant and equipment	Lines of business, Capital expenditures, Regulatory matters	15, 69, 73

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects
	5A Operating results	Results of operations	84
	5B Liquidity and capital resources	Liquidity and capital resources	94
	5C Research and development, patents and licenses, etc.	Capital expenditures	69
	5D Trend information	Results of operations	84
	5E Off-balance sheet arrangements	Off-balance sheet arrangements	98
		Critical accounting policies and estimates	98
	5F Tabular disclosure of contractual obligations	Contractual obligations	98
	5G Safe harbor	Forward-looking statements	iv

6	Directors, senior management and employees		–
	6A Directors and senior management	Management	112
	6B Compensation	Management compensation	124
	6C Board practices	Management—Board of directors	112
	6D Employees	Employees	125
	6E Share ownership	Major shareholders, Employees—Performance-based compensation	104, 126

7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	104
	7B Related party transactions	Related party transactions	107
	7C Interests of experts and counsel	Not applicable	–

8	Financial information
	8A Consolidated statements and other financial information	Financial statements	F-1
		Distributions	109
		Legal proceedings	126
	8B Significant changes	Not applicable	–

9	The offer and listing
	9A Offer and listing details	Share price history	111
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	110

Item	Form 20-F caption	Location in this report	Page

	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

10	Additional information
	10A Share capital	Memorandum and articles of association—Common shares and preferred shares	131
	10B Memorandum and articles of association	Memorandum and articles of association	131
	10C Material contracts	Lines of business; Results of operations; Related party transactions	23, 84, 107
	10D Exchange controls	Exchange controls and other limitations affecting security holders	139
	10E Taxation	Taxation	141
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Reserves	58
	10H Documents on display	Information filed with securities regulators	153
	10I Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Risk management	102

12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Depositary shares	111

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and procedures	Evaluation of disclosure controls and procedures	148
		Management's report on internal control over financial reporting	148

16	16A Audit Committee financial expert	Management—Fiscal Council	121
	16B Code of ethics	Code of ethics	151
	16C Principal accountant fees and services	Principal accountant fees and services	151
	16D Exemptions from the listing standards for audit committees	Management—Fiscal Council; Corporate governance	121, 149
	16E Purchase of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	112
	16F Change in registrant's certifying accountant	Change in registrant's certifying accountant	152
	16G Corporate governance	Corporate governance	149
	16H Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Financial statements	F-1

19	Exhibits	Exhibits	154

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

          We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements as a result of various factors. These risks and uncertainties include factors relating to (a) the countries in which we operate, especially Brazil and Canada, (b) the global economy, (c) capital markets, (d) the mining and metals businesses, which are cyclical in nature, and their dependence upon global industrial production, which is also cyclical, and (e) the high degree of global competition in the markets in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see Risk factors. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments. All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement.

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

          The mining industry is primarily a supplier of industrial raw materials. Industrial production tends to be the most cyclical and volatile component of global economic activity, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand and maintain production capacity, build infrastructure and preserve the environment. Sensitivity to industrial production, together with the need for significant long-term capital investments, are important sources of risk for the financial performance and growth prospects of Vale and the mining industry generally.

  Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.

          China has been the main driver of global demand for minerals and metals over the last few years. In 2013, Chinese demand represented 64.3% of global demand for seaborne iron ore, 50% of global demand for nickel and 43% of global demand for copper. The percentage of our net operating revenues attributable to sales to customers in China was 40.5% in 2013. Therefore, any contraction of China's economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, the largest consumer of carbon steel in China, would also negatively impact our results.

  Our business may be adversely affected by declines in demand for the products our customers produce, including steel (for our iron ore and coal business), stainless steel (for our nickel business) and agricultural commodities (for our fertilizer nutrients business).

          Demand for our iron ore, coal and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 73.0% of our 2013 net operating revenues, are used to produce carbon steel. Nickel, which accounted for 8.3% of our 2013 net operating revenues, is used mainly to produce stainless and alloy steels. Demand for steel depends heavily on global economic conditions, but it also depends on a variety of regional and sectorial factors. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products. In addition, vertical backward integration of the steel and stainless steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a sustained decline in the construction industry could have a negative impact on our copper business. The demand for fertilizers is affected by prices of agricultural commodities in the international and Brazilian markets, and a sustained decline in the price of one or more agricultural commodities could negatively impact our fertilizer nutrients business.

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

          The nickel industry has experienced strong supply growth in recent years, which continued to put nickel prices under pressure in 2013. Nickel refining in China, primarily using imported nickel ores and related raw material, increased an estimated 560,000 metric tons from 2006 to 2013. In 2013, estimated Chinese nickel pig iron and ferro-nickel production continued to increase, representing 25% of global nickel output. Other long lead-time nickel projects are also ramping up and will continue to increase the global supply of nickel in the coming years.

          In January 2014, the Indonesian government approved a law that restricts the sale and export of unprocessed nickel. Indonesia is currently a major producer of nickel, and as a result of the new law, we expect that the nickel supply on international markets will decline, causing nickel prices to increase. In the event that this measure does not take effect or has an impact different from our expectations, we may need to revise our projections of future prices of nickel.

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

          Our financial performance may be negatively affected by regulatory, political, economic and social conditions in countries in which we have significant operations or projects. In many of these jurisdictions, we are exposed to various risks such as potential renegotiation, nullification or forced modification of existing contracts, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies, political instability, bribery, extortion, corruption, civil strife, acts of war, guerilla activities and terrorism. We also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory.

          Actual or potential political or social changes and changes in economic policy may undermine investor confidence, which may hamper investment and thereby reduce economic growth, and otherwise may adversely affect the economic and other conditions under which we operate in ways that could have a materially negative effect on our business.

  We are involved in legal proceedings that could have a material adverse effect on our business in the event of an outcome that is unfavorable to us.

          We are involved in legal proceedings in which adverse parties have claimed substantial amounts. Although we are vigorously contesting them, the outcomes of these proceedings are uncertain and may result in obligations that could materially adversely affect our business and the value of our shares, ADSs and HDSs. For additional information, see Additional information—Legal proceedings.

  Disagreements with local communities in which we operate could adversely impact our business and reputation.

          Disputes with communities where we operate may arise from time to time. Although we contribute to local communities with taxes, royalties, employment and business opportunities and social programs, expectations are complex and involve multiple stakeholders with different and constantly evolving interests. In some instances, our operations and mineral reserves are located on or near lands owned or used by indigenous or aboriginal people or other groups of stakeholders. Some of these indigenous peoples may have rights to review or participate in natural resource management, and we consult and negotiate with them to mitigate the impact of our operations or to obtain access to their lands. Some of our mining and other operations are located in territories where title may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with landowners, local communities and the government. We consult and negotiate with these groups to come to common agreement on land access and how to mitigate the impact on our operations.

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

  We could be adversely affected by changes in government policies or trends such as resource nationalism, including the imposition of new taxes or royalties on mining activities.

          Mining is subject to government regulation in the form of taxes and royalties, which can have a significant financial impact on our operations. In the countries where we are present, governments may impose new taxes, raise existing taxes and royalty rates, reduce tax exemptions and benefits, request or force renegotiation of tax stabilization agreements or change the basis on which taxes are calculated in a manner that is unfavorable to us. Governments that have committed to provide a stable taxation or regulatory environment may alter those commitments or shorten their duration.

          We are also required to meet domestic beneficiation requirements in certain countries in which we operate, such as local processing rules, export taxes or restrictions, or charges on unprocessed ores. The imposition of or increase in such taxes or charges can significantly increase the risk profile and costs of operations in those jurisdictions. We and the mining industry are subject to rising trends of resource nationalism in certain countries in which we operate that can result in constraints on our operations, increased taxation or even expropriations and nationalizations.

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

          Some of our mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period of time. Apart from mining concessions, we may need to obtain various authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance and operation of our mines and related logistics infrastructure, which may be subject to fixed expiration dates or periodic review or renewal. While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be granted as a matter of course and on a timely basis, and there is no assurance that new conditions will not be imposed in connection with renewal. Fees for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. If so, the costs of holding or renewing our mining concessions might impede our business objectives. Accordingly, we need to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the concession is justified by the results of operations to date, and we might elect to let some of our concessions lapse. There can be no assurance that concessions will be obtained on terms favorable to us, or at all, for our future intended mining or exploration targets.

          In a number of jurisdictions where we have exploration projects, we may be required to retrocede to the state a certain portion of the area covered by the exploration license as a condition to renewing the license or obtaining a mining concession. This requirement can lead to a substantial loss of part of the mineral deposit originally identified in our feasibility studies. For more information on mining concessions and other similar rights, see Regulatory matters.

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

  •
  Accidents or incidents involving our mines and related infrastructure, plants, railroads, ports and ships.

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

  •
  Disruptions to or unavailability of critical information technology systems or services resulting from accidents or malicious acts.

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

          In addition, some of our assets may be controlled and managed by joint venture partners that may not fully comply with our standards, controls and procedures, including our health, safety, environment and community standards. Failure by any of our partners to adopt standards, controls and procedures equivalent to ours could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect our results and reputation.

  Our business is subject to environmental, health and safety incidents or accidents.

          Our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment and the use of natural resources, and the mining industry is generally subject to significant risks and hazards, including the potential for fire or explosion, toxic gas leaks, escape of polluting substances or other hazardous materials, rockfall incidents in underground mining operations and incidents involving mobile equipment or machinery. This could occur by accident or by a breach of operating standards, and could result in a significant incident, including damage to or destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in production, monetary losses and possible legal liability. We have health, safety and environmental standards and risk management systems and processes in place to mitigate the risk of such incidents or accidents. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business or reputation.

  Our business may be adversely affected by environmental regulation, including regulations pertaining to climate change.

          Nearly all aspects of our activities, products, services and projects around the world are subject to environmental, health and safety regulations, which may expose us to increased liability or increased costs. These regulations require us to obtain environmental licenses, permits and authorizations for our operations, and to conduct environmental impact assessments in order to get approval for our projects and permission for initiating construction. Significant changes to existing operations are also subject to these requirements. Difficulties in obtaining permits may lead to construction delays or cost increases. Environmental regulation also imposes standards and controls on activities relating to mineral research, mining, pelletizing activities, railway and marine services, ports, decommissioning, refining, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities. In addition, community activist groups and other stakeholders may increase demands for socially responsible and environmentally sustainable practices, and their efforts may lead to the creation or revision of government regulations and policies, which could entail significant costs and reduce our profitability. Private litigation relating to these or other matters may adversely affect our financial condition or cause harm to our reputation.

          Environmental regulation in many countries in which we operate has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities and products, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts. For example, changes in Brazilian legislation for the protection of caves have required us to conduct extensive technical studies and to engage in complex discussions with Brazilian environmental regulators, which are continuing. We cannot yet assess the final impact of these regulations on our operations, but it is possible that in certain of our iron ore mining operations or projects, we may be required to limit or modify our mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in our iron ore business. For more information about Brazilian environmental regulations related to caves, see Regulatory matters—Environmental regulations.

          National policies and international regulations regarding climate change may affect a number of our businesses in different countries, because we operate worldwide. For example, there is legislation in many countries where we operate that limits greenhouse gas emissions in the mining industry. Regulatory initiatives at the national and international levels that affect our shipping practices could increase our costs or require us to make new capital expenditures.

  Natural disasters may inflict severe damage to our operations and projects in the countries where we operate and may cause a negative impact in our sales to countries adversely affected by such disasters.

          Natural disasters, such as wind storms, droughts, floods, earthquakes and tsunamis may adversely affect our operations and projects in the countries where we operate, and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. The physical impact of climate change on our business remains highly uncertain, but we may experience changes in rainfall patterns, water shortages, rising sea levels, increased storm intensity and flooding as a result of climate change, which may adversely affect our operations. On certain occasions in recent years, we have determined that force majeure events have occurred due to severe weather. On December 27, 2013, we declared force majeure under a number of our iron ore sales contracts as a result of the adverse weather conditions in southeastern Brazil, which resulted in the suspension of the mining and transport, creating serious challenges to the operations of our Southeastern System. The force majeure was lifted on January 6, 2014.

  We may not have adequate insurance coverage for some business risks.

          Our businesses are generally subject to a number of risks and hazards, which could result in damage to, or destruction of, properties, facilities and equipment. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost, or at all. Even when it is available, we may self-insure where we determine that is more cost-effective to do so. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

  Our reserve estimates may materially differ from mineral quantities that we are actually able to recover; our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

          Our reported reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and assumed future conditions. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Reserve estimates and estimates of mine life may require revisions based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, changes in regulatory requirements or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves. Such a restatement could affect depreciation and amortization rates and have an adverse effect on our financial performance.

  We may not be able to replenish our reserves, which could adversely affect our mining prospects.

          We engage in mineral exploration, which is highly uncertain in nature, involves many risks and frequently is non-productive. Our exploration programs, which involve significant expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If we do not develop new reserves, we will not be able to sustain our current level of production beyond the remaining lives of our existing mines.

  The feasibility of new mineral projects may change over time.

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

          Energy costs are a significant component of our cost of production, representing 10.2% of our total cost of goods sold in 2013. To fulfill our energy needs, we depend on the following sources: oil by-products, which represented 46% of total energy needs in 2013, electricity (25%), coal (7%), natural gas (16%) and other energy sources (6%), using figures converted into tons of oil equivalent ("TOE").

          Fuel costs represented 7.5% of our cost of goods sold in 2013. Increases in oil and gas prices adversely affect margins in our logistics services, mining, iron ore pellets, fertilizers and nickel businesses.

          Electricity costs represented 2.7% of our total cost of goods sold in 2013. If we are unable to secure reliable access to electricity at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations. We face the risk of energy shortages in the countries where we have operations and projects due to excess demand, lack of infrastructure or weather conditions, such as floods or droughts.

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

          A substantial portion of our revenues and our debt is denominated in U.S. dollars, and changes in exchange rates may result in (i) losses or gains on our net U.S. dollar-denominated indebtedness and accounts receivable and (ii) fair value losses or gains on currency derivatives we use to stabilize our cash flow in U.S. dollars. In 2013, 2012 and 2011, we had foreign exchange losses of US$2.8 billion, US$1.9 billion and US$1.4 billion, respectively. In addition, the price volatility of the Brazilian real, the Canadian dollar, the Australian dollar, the Indonesian rupiah and other currencies against the U.S. dollar affect our results since most of our costs of goods sold are denominated in currencies other than the U.S. dollar, principally the real (54% in 2013) and the Canadian dollar (14% in 2013), while our revenues are mostly U.S. dollar-denominated. We expect currency fluctuations to continue to affect our financial income, expense and cash flow generation.

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

  Failures in our information technology systems or difficulties in integrating new enterprise resource planning software may interfere with the normal functioning of our business.

          We rely on information technology ("IT") systems for the operation of many of our business processes. Failures in our IT systems, whether caused by accident or malicious acts, may result in the disclosure or theft of sensible information, misappropriation of funds and disruptions to our business operations.

          In addition, we are in the process of integrating new enterprise resource planning software into our IT systems. If we are unable to replace, upgrade or modify our IT systems to adapt to this new software in a timely and cost-effective manner, our ability to capture and process financial transactions may be negatively affected. Implementing the software may prove more costly or take longer than expected, result in the loss of data or lead to system malfunctions that interfere with the normal functioning of our business. If we are unable to successfully manage the process of implementing the new software, our results of operations may be adversely affected.

Risks relating to our corporate structure

  Our controlling shareholder has significant influence over Vale, and the Brazilian government has certain veto rights.

          As of February 28, 2014, Valepar S.A. ("Valepar") owned 52.7% of our outstanding common stock and 32.4% of our total outstanding capital. As a result of its share ownership, Valepar can elect the majority of our board of directors and control the outcome of some actions that require shareholder approval. For a description of our ownership structure and of the Valepar shareholders' agreement, see Share ownership and trading—Major shareholders.

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

          We operate in a global environment, and our activities straddle multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future breaches of legal, accounting or governance standards. We may be subject to breaches of our Code of Ethics and Conduct and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm.

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

          We are a global company with securities traded in several different markets and investors located in many different countries. The legal regime for the protection of investors varies around the world, sometimes in important ways, and investors in our securities should recognize that the protections and remedies available to them may be different from those to which they are accustomed in their home markets. We are subject to securities legislation in several countries, which have different rules, supervision and enforcement practices. The only corporate law applicable to us is the law of Brazil, with its specific substantive rules and judicial procedures. We are subject to corporate governance rules in several jurisdictions where our securities are listed, but as a foreign private issuer, we are not required to follow many of the corporate governance rules that apply to U.S. domestic issuers with securities listed on the New York Stock Exchange, and we are not subject to the U.S. proxy rules. Similarly, we have been granted waivers and exemptions from certain requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKEx Listing Rules"), the Codes on Takeovers and Mergers and Share Repurchases and the Securities and Futures Ordinance of Hong Kong that are generally applicable to issuers listed in Hong Kong.

PRESENTATION OF FINANCIAL INFORMATION

          Our financial statements as of and for each of the years ended in December 31, 2013, 2012 and 2011 contained in this annual report have been presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

          We have discontinued the preparation of financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). We have adopted IFRS, as issued by the IASB, as the basis for the preparation and presentation of our financial statements and reporting to the SEC beginning with our financial statements as of and for the year ending December 31, 2013 presented in this annual report. This annual report and future reports filed with the SEC will only present financial information prepared in accordance with IFRS.

          We first adopted IFRS, as issued by the IASB, for our financial statements for the year ended December 31, 2010, which we published and filed with the CVM. Our transition date from Brazilian GAAP to IFRS was January 1, 2009, and we used certain mandatory or elective exceptions under IFRS 1 in those financial statements. For a reconciliation of our financial statements in accordance with IFRS from U.S. GAAP, see Note 33 to our consolidated financial statements.

SELECTED FINANCIAL DATA

          The tables below present selected consolidated financial information as of and for the periods indicated. You should read this information together with our consolidated financial statements in this annual report.

Consolidated statement of income data

	For the year ended December 31,
	2009	2010	2011	2012	2013
	(US$ million)
Net operating revenues	24,771	46,424	60,075	46,553	46,767
Cost of products and services	(15,035)	(19,829)	(24,528)	(25,390)	(24,245)
Selling, general and administrative expenses	(1,064)	(1,663)	(2,271)	(2,172)	(1,302)
Research and development	(976)	(876)	(1,671)	(1,465)	(801)
Other operating expenses, net	(1,553)	(2,214)	(2,775)	(3,588)	(2,843)
Impairment of non-current assets	–	–	–	(4,023)	(2,298)
Gain (loss) on measurement or sales of non-current assets	–	–	1,494	(506)	(215)

Operating income	6,143	21,842	30,324	9,409	15,063

Non-operating income (expenses):
Financial income (expenses), net	874	(1,533)	(3,549)	(4,022)	(8,332)
Equity results from associates and joint controlled entities	440	983	1,138	645	469
Results on sale of investments from associates and joint controlled entities	17	–	–	–	41
Impairment on investments	–	–	–	(1,941)	–

Income before income taxes	7,474	21,292	27,913	4,091	7,241
Income taxes	(2,080)	(3,712)	(5,265)	1,174	(6,833)
Income from continuing operations	5,394	17,580	22,648	5,265	408
Income (loss) attributable to non-controlling interests	107	190	(233)	(257)	(178)

Net income attributable to Company's shareholders, from continuing operations	5,287	17,390	22,881	5,522	586

Loss from discontinued operations, net of tax	(6)	(133)	(86)	(68)	(2)
Net income attributable to Company's shareholders	5,281	17,257	22,795	5,454	584

Income (loss) attributable to non-controlling interests	107	190	(233)	(257)	(178)

Net income	5,388	17,447	22,562	5,197	406

Total cash paid to shareholders(1)	2,724	3,000	9,000	6,000	4,500

(1)
Consists of total cash paid to shareholders during the period, whether classified as dividends or interest on shareholders' equity.

Earnings per share

	For the year ended December 31,
	2009	2010	2011	2012	2013
	(US$, except as noted)
Earnings per share:
Per common share	0.98	3.25	4.34	1.06	0.11
Per preferred share	0.98	3.25	4.34	1.06	0.11
Weighted average number of shares outstanding (in thousands)(1)(2):
Common shares	3,181,706	3,210,023	3,197,063	3,172,179	3,185,653
Preferred shares	2,030,700	2,035,783	1,984,030	1,933,491	1,967,722
Treasury common shares underlying convertible notes	74,998	18,416	18,416	–	–
Treasury preferred shares underlying convertible notes	77,580	47,285	47,285	–	–

Total	5,364,984	5,311,507	5,246,794	5,105,670	5,153,375

Distributions to shareholders per share(3):
Expressed in US$	0.53	0.57	1.74	1.17	0.87
Expressed in R$	1.01	0.98	2.89	2.26	1.81

(1)
Each common ADS represents one common share and each preferred ADS represents one preferred share.
(2)
Changes in the number of shares outstanding reflect share repurchase programs conducted from May 2011 to November 2011. For more information see Share ownership and trading—Purchases of equity securities by the issuer and affiliated purchasers.
(3)
Our distributions to shareholders may be classified as either dividends or interest on shareholders' equity. In many years, part of each distribution has been classified as interest on shareholders' equity and part has been classified as dividends. For information about distributions paid to shareholders, see Share ownership and trading—Distributions.

Balance sheet data

	At December 31,
	2009	2010	2011	2012	2013
	(US$ million)
Current assets	20,459	31,559	21,538	22,069	20,611
Property, plant and equipment, net and intangible assets	69,042	86,115	91,863	94,093	88,536
Investments in affiliated companies and joint ventures and other investments	4,446	4,394	8,013	6,384	3,584
Other assets	5,527	4,559	5,502	8,031	11,866

Total assets	99,474	126,627	126,916	130,577	124,597

Current liabilities	9,208	17,987	11,093	12,402	9,164
Liabilities directly associated with non-current assets held for sale and discontinued operations	–	–	–	169	448
Long-term liabilities(1)	12,764	17,214	16,470	16,380	22,379
Long-term debt(2)	19,902	21,591	21,538	26,799	27,670

Total liabilities	41,874	56,792	49,101	55,750	59,661
Results from operations with non-controlling shareholders	(98)	1,413	7	(400)	(400)
Shareholders' equity:
Capital stock	43,869	45,266	60,578	60,578	60,578
Additional paid-in capital	(98)	1,413	7	(552)	(552)
Mandatorily convertible notes—common ADSs	1,350	236	191	–	–
Mandatorily convertible notes—preferred ADSs	1,048	528	422	–	–
Retained earnings and revenue reserves	8,826	19,866	14,902	13,213	3,299

Total Company shareholders' equity	54,995	67,309	76,100	73,239	63,325

Noncontrolling interests	2,605	2,526	1,715	1,588	1,611

Total shareholders' equity	57,600	69,835	77,815	74,827	64,936

Total liabilities and shareholders' equity	99,474	126,627	126,916	130,577	124,597

(1)
Excludes long-term debt.
(2)
Excludes current portion of long-term debt.

          In 2013, we started to account for our employment benefits according to the revised IAS 19—Employee benefits ("IAS 19R"). In accordance with its transition provisions, we applied this standard retrospectively as of and for the years ended December 31, 2012 and 2011. For further details on the effects of retroactive application of IAS 19R, see Note 6 to our consolidated financial statements. We have not restated our selected consolidated financial information set forth above as of and for the years ended December 31, 2010 and 2009, because we do not consider the impact of IAS 19R material for those periods.

I.  INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

Summary

          We are one of the largest metals and mining companies in the world and the largest in the Americas, based on market capitalization. We are the world's largest producer of iron ore and iron ore pellets and the world's second-largest producer of nickel. We also produce manganese ore, ferroalloys, coal, copper, platinum group metals ("PGMs"), gold, silver, cobalt and potash, phosphates and other fertilizer nutrients. To support our growth strategy, we are engaged in mineral exploration efforts in 11 countries around the globe. We operate large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have a portfolio of maritime freight assets, floating transfer stations and a distribution center to support the distribution of iron ore worldwide. Directly and through affiliates and joint ventures, we also have investments in energy and steel businesses.

          The following table presents the breakdown of total net operating revenues attributable to each of our main lines of business.

	Year ended December 31,
	2011		2012		2013
	US$ million	% of total	US$ million	% of total	US$ million	% of total
Bulk materials:
Iron ore	36,416	60.6%	26,931	57.9%	28,137	60.2%
Iron ore pellets	7,938	13.2	6,560	14.1	6,000	12.8
Manganese and ferroalloys	676	1.1	543	1.2	523	1.1
Coal	1,058	1.8	1,092	2.3	1,010	2.2
Other ferrous products and services	585	1.0	246	0.5	132	0.3

Subtotal—bulk materials	46,673	77.7	35,372	76.0	35,802	76.6

Base metals:
Nickel and other products(1)	8,118	13.5	5,975	12.8	5,839	12.5
Copper(2)	1,103	1.8	1,156	2.5	1,447	3.1
Subtotal—base metals	9,221	15.3	7,131	15.3	7,286	15.6

Fertilizer nutrients	3,322	5.5	3,570	7.7	2,814	6.0
Other(3)	859	1.4	480	1.0	865	1.8

Total net operating revenues	60,075	100.0%	46,553	100.0%	46,767	100.0%

(1)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Includes pig iron and energy.
  •
  Bulk materials:

  o
  Iron ore and iron ore pellets.    We operate four systems in Brazil for producing and distributing iron ore, which we refer to as the Northern, Southeastern, Southern and Midwestern Systems. The Northern and the Southeastern Systems are fully integrated, consisting of mines, railroads and a maritime terminal and a port. The Southern System consists of three mining sites and two maritime terminals. We operate 10 pellet plants in Brazil and two in Oman. The operations of three of our pellet plants in Brazil have been suspended since the fourth quarter of 2012 in response to market conditions. We also have a 50% stake in a joint venture that owns three integrated pellet plants in Brazil, and we have 25% stakes in two pellet companies in China.

    o
    Manganese and ferroalloys.    We conduct our manganese mining operations through subsidiaries in Brazil, and we produce several types of manganese ferroalloys through a wholly-owned subsidiary in Brazil.

    o
    Coal.    We produce metallurgical and thermal coal through Vale Moçambique, S.A. ("Vale Moçambique"), which operates assets in Mozambique, and Rio Doce Australia Pty Ltd ("Vale Australia"), which operates coal assets in Australia through wholly-owned subsidiaries and unincorporated joint ventures. In Mozambique, we are ramping up operations in Moatize, which includes both metallurgical and thermal coal. We also have minority interests in Chinese coal and coke producers.

  •
  Base metals:

  o
  Nickel.    Our principal nickel mines and processing operations are conducted by our wholly-owned subsidiary Vale Canada Limited ("Vale Canada"), which has mining operations in Canada and Indonesia. We also own and operate, or have interests in, nickel refining facilities in the United Kingdom, Japan, Taiwan, South Korea and China. We are currently ramping up our operations in New Caledonia. At the end of 2013, we resumed the ramp-up of our nickel operations in Onça Puma, Brazil.

  o
  Copper.    In Brazil, we produce copper concentrates at Sossego and Salobo, in Carajás, in the Brazilian state of Pará. Salobo operations are ramping up. In Canada, we produce copper concentrates, copper anodes and copper cathodes in conjunction with our nickel mining operations at Sudbury and Voisey's Bay. In Zambia, our joint venture produces copper concentrates at Lubambe, located in the Zambian Copperbelt.

  o
  Cobalt, PGMs and other precious metals.    We produce cobalt as a by-product of our nickel mining and processing operations in Canada and refine the majority of it at our Port Colborne facilities, in the Province of Ontario, Canada. We also produce cobalt as a by-product of our nickel operations in New Caledonia, which we are currently ramping up. We produce PGM as by-products of our nickel mining and processing operations in Canada. The PGMs are concentrated at our Port Colborne facilities and refined at our precious metals refinery in Acton, England. We produce gold and silver as by-products of our nickel mining and processing operations in Canada, and gold as a by-product of our copper mining in Brazil. Some of the precious metals from our Canadian operations are upgraded at our Port Colborne facilities, and all such precious metals are refined by unrelated parties in Canada and other countries.

  •
  Fertilizer nutrients:

  o
  We produce potash in Brazil, with operations in Rosario do Catete, in the state of Sergipe.    Our main phosphate operations are conducted by our subsidiary Vale Fertilizantes S.A. ("Vale Fertilizantes"), which holds most of our fertilizer assets in Brazil and is the largest Brazilian producer of phosphate rock, phosphate and nitrogen fertilizers. We also have operations in Bayóvar, a phosphate rock mine in Peru.

  •
  Logistics infrastructure:

  o
  We are a leading operator of logistics services in Brazil and other regions of the world, with railroads, maritime terminals, distribution centers and ports.    Two of our four iron ore systems include an integrated railroad network linked to port and terminal facilities. We also have an interest in MRS Logística S.A. ("MRS"), which transports our iron ore products from the Southern System mines to our maritime terminals. We are constructing a world-class logistics infrastructure to support our operations in Central and Eastern Africa. We own and charter dry bulk vessels to transport the products that we sell on a cost and freight ("CFR") basis to customers.

Business strategy

          Our mission is to transform natural resources into prosperity and sustainable development. Our vision is to be the number one global natural resources company in creating long-term value through excellence and passion for people and the planet. We are committed to investing only in world-class assets, with long life, low cost, expandability and high quality output, capable of creating value through the cycles. A lean management organization, with teamwork and accountability, excellence in project execution and firm commitment to transparency and shareholder value creation are principles of paramount importance that guide us towards the achievement of our goals. Health and safety, investment in human capital, a positive work environment and sustainability are also critical to our long-term competitiveness.

          We aim to maintain our leadership position in the global iron ore market and to grow through world-class assets while exercising disciplined capital management and maintaining a low cost structure. Iron ore and nickel will continue to be our main businesses while we work to maximize the value of our copper, coking coal and fertilizer nutrients businesses. To enhance our competitiveness, we will continue to invest in our railroads and our global distribution network. We seek opportunities to make strategic partnerships and complement our portfolio through acquisitions, while focusing on disciplined capital management. We have also disposed of assets that we have determined to be non-strategic or in order to optimize the structure of our business portfolio. The divestiture of assets improves capital allocation and unlocks funds to finance the execution of top priority projects. The preservation of our credit ratings is one of our basic commitments. Below are the highlights of our major business strategies.

  Maintaining our leadership position in the global iron ore market

          We continue to consolidate our leadership in the global iron ore market. In 2013, we had an estimated market share of 21.9% of the total volume traded in the seaborne market, slightly below the previous year. We are committed to maintaining our leadership position in the global iron ore market, by focusing our product line to capture industry trends, increasing our production capacity in line with demand growth, controlling costs, strengthening our logistics infrastructure of railroads, ports, shipping and distribution centers, and strengthening relationships with customers. Our diversified portfolio of high quality products, strong technical marketing strategy, efficient logistics and long-standing relationships with major customers will help us achieve this goal.

  Enhancing our logistics capacity to support our bulk materials business

          We believe that the quality of our railway assets and extensive experience as a railroad and port operator position us as a leader in the logistics business in Brazil. We have been expanding the capacity of our railroads primarily to meet the needs of our iron ore business.

          To support our commercial strategy for our iron ore business, we are building a global distribution network. We operate a distribution center in Oman and two floating transfer stations ("FTS") in the Philippines, and we continue to invest in a fleet of Valemax vessels primarily dedicated to transporting iron ore from Brazil to Asia on a shuttle basis. We are also investing in the development of a distribution center in Malaysia in order to enhance the competitiveness of our iron ore business in the region.

          In order to position ourselves for the future expansion of our coal production in Mozambique and leverage our presence in Africa, we are currently expanding railroad capacity by rehabilitating the existing network and building new railroad tracks to develop the logistics corridor from our mine to a new port to be built at Nacala-à-Velha.

  Maximization of value in the nickel and copper businesses

          We are one of the world's largest nickel producers, with large-scale, long-life and low-cost operations, a substantial resource base, diversified mining operations producing nickel from nickel sulfides and laterites and advanced technology. We have refineries in North America, South America, Europe and Asia, which produce an array of products for use in most nickel applications. We are a leading producer of high-quality nickel products for non-stainless steel applications, such as plating, alloy steels, high nickel alloys and batteries, which represented 63% of our nickel sales in 2013. Our long-term goal is to strengthen our leadership in the nickel business. We continue to optimize our operational flowsheet and to review our asset utilization aiming to increase cost efficiency and improve returns.

          The growth of our copper business will allow us to leverage the processing plants in our Sossego and Salobo operations by using existing facilities and minimizing capital expenditures. We operate the Sossego copper mine and are ramping up our copper operations at Salobo, both located in the Carajás region. These copper mines benefit from our infrastructure facilities serving the Northern System. The gold we produce at Sossego and Salobo increases the total aggregated value of those operations. We are also ramping up our copper operations at Lubambe, in Zambia, through a joint venture. We also recover copper in conjunction with our nickel operations, principally at Sudbury and Voisey's Bay, in Canada.

  Developing the coal business

          We have coal operations in Moatize (Mozambique) and Australia, and we hold minority interests in two joint ventures in China. We intend to continue pursuing organic growth in the metallurgical coal business mainly through the expansion of the Moatize operations in Mozambique.

  Maintaining growth options in fertilizer nutrients business

          We have potash and phosphate rock operations as well as potential investments in greenfield and brownfield projects that we believe will allow us to benefit from certain demographic trends: the growing world population, an increase in per capita income in emerging economies, higher global consumption of proteins and fertilizer-driven agricultural expansion in Brazil. We operate phosphate assets and a potash mine in Brazil (Taquari-Vassouras) and a phosphate rock operation in Peru (Bayóvar). Our portfolio also includes potash and phosphate projects and mineral exploration initiatives.

  Development of our resource base

          We are taking advantage of our global presence to develop mineral exploration initiatives. We conduct brownfield exploration to maximize results from existing mining areas and to support both projects and operations. We conduct our greenfield exploration activities in 11 countries, with Brazil, Peru, Chile, Australia and Indonesia representing 82% of our expenditures budgeted for 2014. In particular, we seek to identify opportunities and develop deposits with the potential for large scale production at low cost. Our exploration activities include iron ore, nickel, copper, coal, potash and phosphates.

  Optimizing our energy matrix

          As a large consumer of electricity, we have invested in power generation projects to support our operations and to reduce our exposure to the volatility of energy prices and regulatory uncertainties. Accordingly, we have developed hydroelectric power generation plants in Brazil, Canada and Indonesia, and we currently generate 59% of our worldwide electricity needs from our own plants. We are seeking to develop a cleaner energy matrix by investing to develop clean energy sources such as biofuels and focusing on reducing our carbon footprint.

  Integrating sustainability into our business

          We are committed to integrating sustainability considerations into our business strategy, as we cannot grow without taking into account the physical limits of our planet or the well-being of communities in which we operate. Since 2013, we have incorporated environmental and social projects directly into our strategic planning, moving away from a stand-alone investment model. We practice sustainable mining by dedicating resources to education and research on applying technologies to use natural resources efficiently. In addition, we actively support an open dialogue with our main stakeholders (governments, communities, customers, suppliers, employees and others), because we recognize that only by acting together can we achieve sustainable growth and contribute to social welfare.

Significant changes in our business

          We summarize below major events related to our organic growth, divestitures, acquisitions and other significant developments in our business since the beginning of 2013.

  Organic growth

          We have an extensive program of investments in the organic growth of our businesses. Our main investment projects are summarized under—Capital expenditures. The most significant projects that have come on stream since the beginning of 2013 are summarized below:

  •
  Carajás plant 2 (formerly known as Carajás Additional 40 Mtpy).—In the second half of 2013, we completed the construction of an iron ore dry processing plant in Carajás, in the Brazilian state of Pará, which is expected to reduce our operating costs and increase our productivity. The estimated nominal capacity of this project is 40 Mtpy.

  •
  Carajás CLN 150Mtpy.—In the second half of 2013, we completed the Carajás CLN 150 Mtpy project, which resulted in the increase of the Northern System's railway and port capacity. The project included the construction of a fourth pier at the Ponta da Madeira maritime terminal, located in the Brazilian state of Maranhão, increasing the terminal's capacity to 150 Mtpy. This project raised EFC's estimated nominal logistics capacity to 128 Mtpy.

  •
  Conceição Itabiritos.—In the second half of 2013, we also completed the construction of a concentration plant in the Southeastern System, in the Brazilian state of Minas Gerais. The estimated additional nominal capacity of the project is 12 Mtpy of pellet feed.

  •
  Long Harbour.—In the second half of 2013, we completed the construction of our hydrometallurgical facility in Long Harbour, in the province of Newfoundland and Labrador, Canada. The refinery has an estimated nominal capacity of 50,000 tpy of finished nickel with associated copper and cobalt co-product streams, without additional capacity. We have initiated commissioning activities and expect to commence production in the second quarter of 2014.

  •
  Totten.—In the second half of 2013, we also concluded construction of our nickel-copper mine in Sudbury, Ontario, Canada. The project has an estimated nominal capacity of 8,000 tpy nickel and 10,000 tpy of copper.

  Dispositions and asset sales

          We are always seeking to optimize the structure of our portfolio of businesses in order to achieve the most efficient allocation of capital. To that end, we dispose of assets that we have determined to be non-strategic. We summarize below our most significant dispositions and asset sales since the beginning of 2013.

  •
  Sale of gold streams from Salobo and Sudbury mines—In February 2013, we sold to Silver Wheaton Corp. and Silver Wheaton (Caymans) Ltd. (together, "Silver Wheaton") 25% of the gold produced as a by-product at our Salobo copper mine, in Brazil, for the life of that mine, and 70% of the gold produced as a by-product at our Sudbury nickel-copper mines, in Canada, for 20 years. We received an initial cash payment of US$1.9 billion and 10 million warrants exercisable into Silver Wheaton shares, with a strike price of US$65.0 and a 10-year term, and ongoing payments of the lesser of US$400 (which in the case of Salobo is subject to a 1% annual inflation adjustment) and the prevailing market price, for each ounce of gold that we deliver under the agreement.

  •
  Sale of interests in Hydro—In November 2013, we sold our entire 22% interest in Norsk Hydro ASA ("Hydro"), a major aluminum producer listed on the Oslo Stock Exchange and the London Stock Exchange, in an offering that generated gross cash proceeds of US$1.811 billion. We originally acquired the interest in 2011, as part of the consideration for transferring a substantial part of our aluminum business in Brazil to Hydro.

  •
  Sale of stake in oil and gas concessions—In November 2013, we entered into an agreement to sell our 20% stake in onshore concessions BT-PN-2 and BT-PN-3 in the Parnaíba Basin, Brazil to a subsidiary of GDF Suez. The transaction amounts to US$8 million in cash plus potential proceeds of up to US$22 million, subject to the purchaser's final investment decision to develop and produce under these concessions. The conclusion of this sale will relieve us from committed capital expenditures of approximately US$16 million until June of 2014. The closing of this transaction is subject to customary conditions precedent and regulatory approvals.

  •
  Sale of Tres Valles—In December 2013, we concluded the sale of Sociedad Contractual Minera Tres Valles ("Tres Valles"), a copper mine business in the Coquimbo region in Chile, to Inversiones Porto San Giorgio S.A, controlled by Vecchiola S.A, for US$25 million. The transaction includes the sale of all of our 90%-equity interest in Tres Valles and other mineral rights we held in the Coquimbo region.

  •
  Sale of Log-in—In December 2013, we sold our entire 31.3% stake in Log-in Logística Intermodal S.A. ("Log-in") through an auction on the BM&FBOVESPA. We received a total of US$94 million from this sale.

  •
  Sale of Fosbrasil—In December 2013, we agreed to sell our entire 44.25% stake in Fosbrasil, a company that produces purified phosphoric acid in Cajati, in the Brazilian state of São Paulo, to Israel Chemicals Ltd ("ICL") for US$45 million. The conclusion of this transaction is subject to customary conditions precedent and regulatory approvals.

  •
  Sale of stakes in VLI—In 2013, we agreed to sell an aggregate of 62.4% of our wholly-owned subsidiary VLI S.A. ("VLI"). In September 2013, we agreed to transfer 20% of the total share capital to Mitsui & Co., Ltd. ("Mitsui"), for R$1.5 billion, and 15.9% to the investment fund of a Brazilian employee benefits fund called Fundo de Garantia por Tempo de Serviço—FGTS ("FI-FGTS"), for R$1.2 billion. All of the cash proceeds from the sale to FI-FGTS and R$800.0 million of the proceeds from Mitsui will consist of a cash contribution to VLI in consideration of the issue of new shares to Mitsui and FI-FGTS. The cash contribution to VLI will be used to finance part of VLI's investment plan. We will receive the remaining R$709.0 million directly from Mitsui in consideration of the transfer of VLI shares held by Vale. In December 2013, we entered into an agreement with an investment fund managed by Brookfield Asset Management ("Brookfield") for the sale of an additional 26.5% stake in VLI, for R$2.0 billion, which we will receive directly from Brookfield in consideration of the transfer of VLI shares held by Vale. Each of these transactions is subject to conditions precedent, including, in the case of the transaction with Brookfield, approval by the antitrust authorities. On March 20, 2014, the antitrust authorities approved the transactions with Mitsui and FI-FGTS. Upon completion of these transactions, we will hold 37.6% of VLI's total share capital, and will enter into a shareholders' agreement with Mitsui, FI-FGTS and Brookfield.

  Acquisitions

  •
  Completion of the Belvedere acquisition—In February 2013, we concluded the acquisition from a subsidiary of Aquila Resources Limited ("Aquila") of the remaining 24.5% stake that we did not own in the Belvedere underground coal project ("Belvedere") in Queensland, Australia. The price of A$150 million (US$156million) was the fair market value determined by an independent expert engaged by Vale and Aquila. Belvedere is still in an early stage of development and, consequently, its implementation is subject to approval by our Board of Directors. According to our preliminary estimates, Belvedere has the potential to reach a production capacity up to 7.0 million metric tons per year of mainly coking coal.

  •
  Increased stake in Capim Branco I and II hydroelectric power plants—In March 2013, we acquired an additional 12.47% stake in Capim Branco I and II hydroelectric power plants from Suzano Papel e Celulose S.A. for US$112 million. Through this acquisition, our stake in Capim Branco I and II increased to 60.89%, which stake gives us the right to receive around 1,524 gigawatt hours of energy per year until the end of the concession in 2036.

  Restructuring our investments in power generation

          In December 2013, we entered into several agreements with CEMIG Geração e Transmissão S.A. ("CEMIG GT") to: (i) sell 49% of our 9% stake in Norte Energia S.A. ("Norte Energia"), the company established to develop and operate the Belo Monte hydroelectric plant, in the Brazilian state of Pará, to CEMIG GT, for approximately R$206 million; and (ii) create two distinct joint ventures, which will hold the power generation assets and projects described below:

  •
  The first joint venture is Aliança Norte Energia Participações S.A. ("Aliança Norte Energia"), which will be 51% owned by us and 49% by CEMIG GT. We will convey our current direct 9.0% interest in Norte Energia to Aliança Norte Energia. As a result, our interest in the Belo Monte project will be reduced to 4.59%, and we are seeking to reduce our guarantee of the financing for the Belo Monte project to the corresponding percentage.

  •
  The second joint venture is Aliança Geração de Energia S.A. ("Aliança Geração"). We will own 55% of Aliança Geração, which will hold our and CEMIG GT's interests in the following hydroelectric power plants: Porto Estrela, Igarapava, Funil, Capim Branco I e II, Aimorés and Candonga. These plants have an aggregate attributable installed capacity of 1,158 MW and assured energy of 652 average MW. We will enter into long-term contracts with Aliança Geração in order to maintain the same amount of energy supplied to our operations.

          These transactions are subject to regulatory approvals and other conditions precedent. The final amounts of these transactions are subject to certain adjustments in accordance with the terms and conditions established in the investment agreements.

  Suspension of the Rio Colorado project in Argentina

          In March 2013, we suspended the implementation of the Rio Colorado project in Argentina, because the circumstances of the project under current conditions would not enable results in line with our commitment to discipline in capital allocation and value creation. We have been and will keep honoring our commitments related to the concessions and reviewing alternatives to enhance the prospects for the project, and we will subsequently evaluate whether to resume it. In 2013, we recognized an impairment on our potash assets related to the Rio Colorado project. For more information see Note 16 to our consolidated financial statements.

  Obtaining environmental licenses for S11D and CLN S11D projects

          In May 2013, we received the environmental license to construct a 101 km rail spur that will connect the Carajás S11D project to the Carajás railroad ("EFC"), which is part of the CLN S11D project. In July 2013, we obtained the installation license for our Carajás S11D iron ore project, which authorizes construction of the plant and development of the mine. The S11D project consists of development of a mine, processing plant, railway and a port, with an estimated nominal capacity of 90 Mtpy of iron ore. The CLN S11D project is expected to increase EFC's estimated nominal logistics capacity to approximately 230 Mtpy.

  Participation in the REFIS

          In November 2013, we elected to participate in the federal tax settlement program ("REFIS") for payment of Brazilian corporate income tax and social contribution on the net income of our non-Brazilian subsidiaries and affiliates from 2003 to 2012.

          Under the program, we paid US$2.6 billion in 2013, including an upfront payment and an initial installment, and the remaining US$7.0 billion to be paid in 178 further monthly installments, accruing interest based on the Central Bank of Brazil's overnight interest rate ("SELIC"). Our participation in the REFIS resulted in a substantial reduction in the amounts in dispute and is consistent with our goal of eliminating uncertainties and focusing on our core businesses, while preserving potential benefits from legal challenges to the tax regime for foreign subsidiaries. Our participation in the REFIS had a substantial effect on our 2013 financial performance. For more information about the REFIS, see Legal proceedings—Litigation on Brazilian taxation of foreign subsidiaries.

  Resumption of Onça Puma operations

          At the end of 2013, we resumed our nickel operations at Onça Puma, which had been suspended since June 2012 as a result of damages to the facility's two furnaces. We rebuilt one of the furnaces, and the nominal capacity of Onça Puma with only one furnace operating will be approximately 25,000 tpy.

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
        1.3.3   Manganese ore and ferroalloys: sales and competition

    2.   Base metals

    2.1   Nickel
        2.1.1   Operations
        2.1.2   Production
        2.1.3   Customers and sales
2.1.4 Competition	2.2 Copper
        2.2.1   Operations
        2.2.2   Production
        2.2.3   Customers and sales
        2.2.4   Competition

    2.3   PGMs and other precious metals

    2.4   Cobalt

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

Company/Mining System	Location	Description/History	Mineralization	Operations	Power Source	Access/Transportation
Vale
Northern System	Carajás, state of Pará	Open-pit mines and ore-processing plants. Divided into Serra Norte, Serra Sul and Serra Leste (northern, southern and eastern ranges). Since 1985, we have been conducting mining activities in the northern range, which is divided into three main mining areas (N4W, N4E and N5). A new beneficiation plant started up in the last quarter 2013.	High grade hematite (66.7% on average).	Open-pit mining operations. Beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. Output from the beneficiation process consists of sinter feed, pellet feed and lump ore.	Supplied through the national electricity grid. Acquired from regional utility companies.	EFC railroad transports the iron ore to the Ponta da Madeira maritime terminal in the state of Maranhão.
Southeastern System	Iron Quadrangle, state of Minas Gerais	Three sites: Itabira (two mines, with three major beneficiation plants), Minas Centrais (three mines, with three major beneficiation plants and one secondary plant) and Mariana (three mines, with four major beneficiation plants).	Ore reserves with high ratios of itabirite ore relative to hematite ore. Itabirite ore has iron grade of 35-60% and requires concentration to achieve shipping grade.	Open-pit mining operations. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	EFVM railroad connects these mines to the Tubarão port.

Company/Mining System	Location	Description/History	Mineralization	Operations	Power Source	Access/Transportation
Southern System	Iron Quadrangle, state of Minas Gerais	Three major sites: Minas Itabirito (four mines, three major beneficiation plants and three secondary beneficiation plants); Vargem Grande (three mines and two major beneficiation plants); and Paraopeba (four mines and four beneficiation plants).	Ore reserves with high ratios of itabirite ore relative to hematite ore. Itabirite ore has iron grade of 35-60% and requires concentration to achieve shipping grade.	Open-pit mining operations. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	MRS, an affiliate railway company, transports our iron ore products from the mines to our Guaíba Island and Itaguaí maritime terminals in the state of Rio de Janeiro.
Midwestern System(1)	State of Mato Grosso do Sul	Comprised of the Urucum and Corumbá mines. Open-pit mining operations.	Urucum and Corumbá ore reserves comprised by hematite ore, which generates lump ore predominantly.	Open-pit mining operations. The beneficiation process for the run of mine consists of standard crushing and classification steps, producing lump and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Products delivered to customers through barges traveling along the Paraguay and Paraná rivers.
Samarco	Iron Quadrangle, state of Minas Gerais	Integrated system comprised of two mines, two beneficiation plants, two pipelines, three pellet plants and a port.	Itabirite type.	Open-pit mining operations. The two beneficiation plants, located at the site, process the run-of-mine by means of standard crushing, milling and concentration steps, producing pellet feed and sinter feed.	Supplied through the national electricity grid. Acquired from regional utility companies.	Samarco mines supply the Samarco pellet plants using two pipelines extending approximately 400 kilometers. These pipelines transport the iron ore from the beneficiation plants to the pelletizing plants, and from the pelletizing plants to the port in the state of Espírito Santo.

(1)
Part of our operations in the Midwestern System is conducted through MCR.

  1.1.2    Iron ore production

          The following table sets forth information about our iron ore production.

		Production for the year ended December 31,
					2013 Process Recovery
Mine/Plant	Type	2011	2012	2013
		(million metric tons)			(%)
Southeastern System
Itabira
Cauê	Open pit	18.6	17.8	15.9	62.3
Conceição	Open pit	21.4	19.9	18.1	68.8
Minas Centrais
Água Limpa(1)	Open pit	5.0	4.6	4.4	47.5
Gongo Soco(3)	Open pit	5.3	4.4	4.7	100.0
Brucutu	Open pit	30.9	31.7	28.7	73.7
Mariana
Alegria	Open pit	14.7	14.7	15.8	82.7
Fábrica Nova	Open pit	13.2	13.0	12.5	67.3
Fazendão	Open pit	11.1	9.5	9.3	100.0

Total Southeastern System		120.2	115.6	109.5

Southern System
Minas Itabirito
Segredo/João Pereira	Open pit	11.8	12.2	12.0	75.6
Sapecado/Galinheiro	Open pit	18.6	19.6	19.0	69.2
Vargem Grande
Tamanduá	Open pit	8.8	9.7	6.7	81.3
Capitão do Mato	Open pit	7.3	7.3	9.9	81.3
Abóboras	Open pit	5.3	5.6	5.4	100.0
Paraopeba
Jangada	Open pit	5.1	6.1	6.9	94.2
Córrego do Feijão(3)	Open pit	6.8	6.8	5.8	94.2
Capão Xavier	Open pit	8.4	9.6	9.2	87.1
Mar Azul(3)	Open pit	4.1	3.3	4.2	100.0

Total Southern System		76.3	80.3	79.0

Midwestern System
Corumbá	Open pit	4.1	4.6	4.5	79.8
Urucum	Open pit	1.5	1.8	2.0	69.3

Total Midwestern System		5.6	6.4	6.5

Northern System
Serra Norte
N4W	Open pit	38.9	39.3	31.3	93.5
N4E	Open pit	20.1	18.7	19.9	93.5
N5	Open pit	50.8	48.8	53.6	93.5

Total Northern System		109.8	106.8	104.9

Vale		311.8	309.0	299.8
Samarco(2)		10.8	10.9	10.9	56.8

Total		322.6	320.0	310.7

(1)
Água Limpa mine and plants are owned by Baovale, in which we own 100% of the voting shares and 50% of the total shares. Production figures for Água Limpa have not been adjusted to reflect our ownership interest.
(2)
Production figures for Samarco, in which we have a 50% interest, have been adjusted to reflect our ownership interest.
(3)
Production figures for these mines or plants include minor operations at other sites with low levels of production and total reserves.

          1.1.3    Iron ore pellets operations

          Directly and through joint ventures, we produce iron ore pellets in Brazil, Oman and China, as set forth in the following table. Our total estimated nominal capacity is 57.2 Mtpy, including the full capacity of our pelletizing plants in Oman, but not including our joint ventures Samarco, Zhuhai YPM Pellet Co., Ltd. ("Zhuhai YPM") and Anyang Yu Vale Yongtong Pellet Co., Ltd. ("Anyang"). Of our total 2013 pellet production, including the production of our joint ventures, 61.4% was blast furnace pellets and 38.6% was direct reduction pellets, which are used in steel mills that employ the direct reduction process rather than blast furnace technology. We supply all of the iron ore requirements of our wholly-owned pellet plants and part of the iron ore requirements for Samarco and Zhuhai YPM. In 2013, we sold 10.2 million metric tons to Samarco and 1.2 million metric tons to Zhuhai YPM.

Company/Plant	Description / History	Nominal Capacity (Mtpy)	Power Source	Other Information	Vale's Share (%)	Partners
Brazil:
Vale
Tubarão (state of Espírito Santo)	Two wholly owned pellet plants (Tubarão I and II) and five leased plants. Receives iron ore from our Southeastern System mines and distribution is made though our logistics infrastructure.	29.2	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	Operations at the Tubarão I and II pellet plants have been suspended since November 13, 2012 in response to changes in steel industry demand for raw materials (contraction in pellet consumption in favor of greater use of sinter feed).	100.0	–
Fábrica (state of Minas Gerais)	Part of the Southern System. Receives iron ore from the Fábrica mine. Production is transported by MRS and EFVM.	4.5	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	–	100.0	–
Vargem Grande (state of Minas Gerais)	Part of the Southern System. Receives iron ore from the Pico and Vargem Grande mines and the production is transported by MRS.	7.0	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	–	100.0	–
São Luís (state of Maranhão)	Part of the Northern System. Receives iron ore from Carajás and production is shipped to customers through our Ponta da Madeira maritime terminal.	7.5	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	On October 8, 2012, we suspended operations at the São Luís pellet plant for reasons similar to those supporting our suspension of operations at the Tubarão I and II plants.	100.0	–

Company/Plant	Description / History	Nominal Capacity (Mtpy)	Power Source	Other Information	Vale's Share (%)	Partners
Samarco	Three pellet plants with nominal capacity of 22.3 Mtpy. The pellet plants are located in the Ponta Ubu unit, in Anchieta, state of Espírito Santo.	22.3	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Samarco.	In 2014, we will start up the fourth pellet plant with a capacity of 8.3 Mtpy, which will increase Samarco's total nominal pellet capacity to 30.5 Mtpy.	50.0	BHP Billiton plc
Oman:
Vale Oman Pelletizing Company LLC ("VOPC")	Vale's industrial complex. Two pellet plants (totaling 9.0 Mtpy of capacity) for direct reduction pellets. The pelletizing plants are integrated with our distribution center that has a nominal capacity to handle 40.0 Mtpy.	9.0	Supplied through the national electricity grid.	In the last quarter of the year, the site reached the monthly nominal capacity. The total volume produced in 2013 was 8.28 Mtpy.	70.0	Oman Oil Company S.A.O.C.
China:
Zhuhai YPM	Part of the Yueyufeng Steelmaking Complex. It has port facilities, which we use to receive feed from our mines in Brazil. The main customer is Zhuhai Yueyufeng Iron & Steel Co., Ltd. ("YYF"), which is also located in the Yueyufeng Steelmaking Complex.	1.2	Supplied through the national electricity grid.	–	25.0	Zhuhai Yueyufeng Iron and Steel Co. Ltd., Halswell Enterprises Limited
Anyang	Pelletizing operation in China with the capacity to produce 1.2 Mtpy that started production in March 2011.	1.2	Supplied through the national electricity grid.	–	25.0	Anyang Iron & Steel Co., Ltd.

  1.1.4 Iron ore pellets production

          The following table sets forth information about our main iron ore pellet production.

	Production for the year ended December 31,
Company	2011	2012	2013
	(million metric tons)
Vale(1)	39.0	43.3	39.0
Hispanobras(2)	2.1	1.1	–
Samarco(3)	10.7	10.7	10.6
Zhuhai YPM(3)	0.3	0.2	0.2
Anyang(3)	0.2	0.2	0.2

Total	52.3	55.6	50.0

(1)
Figure includes actual production, including full production from our pellet plants in Oman and from the four pellet plants we leased in Brazil in 2008. We signed a 10-year operating lease contract for Itabrasco's pellet plant in October 2008. We signed a five-year operating lease contract for Kobrasco's pellet plant in June 2008, renewed for additional five years in 2013. We signed a 30-year operating lease contract for Nibrasco's two pellet plants in May 2008.
(2)
On July 1, 2012, we signed a three-year operating lease for Hispanobras' pellet plant and started to consolidate its output with our production.
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

          In 2013, China accounted for 47.7% of our iron ore and iron ore pellet shipments, and Asia as a whole accounted for 64.9%. Europe accounted for 18.0%, followed by Brazil with 11.8%. Our 10 largest customers collectively purchased 143.6 million metric tons of iron ore and iron ore pellets from us, representing 47.0% of our 2013 iron ore and iron ore pellet sales volumes and 42.4% of our total iron ore and iron ore pellet revenues. In 2013, no individual customer accounted for more than 10.0% of our iron ore and iron ore pellet shipments.

          In 2013, the Asian market (mainly Japan, South Korea and Taiwan) and the European market were the primary markets for our blast furnace pellets, while the Middle East, North America and North Africa were the primary markets for our direct reduction pellets.

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

          We sell iron ore and iron ore pellets under different arrangements, including long-term contracts with customers and on a spot basis through tenders and trading platforms. We adopt different pricing mechanisms for our sales, generally linked to the Chinese spot market, including basically the following systems: (i) daily spot prices, (ii) spot price after delivery, consisting of a provisional pricing and an adjustment invoice following delivery; (iii) current quarter and monthly averages; and (iv) three-month average with a lag of one month.

  1.1.6 Competition

          The global iron ore and iron ore pellet markets are highly competitive. The main factors affecting competition are price, quality and range of products offered, reliability, operating costs and shipping costs.

          Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton plc ("BHP Billiton"), Rio Tinto Ltd ("Rio Tinto") and Fortescue Metals Group Ltd ("FMG"). Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia's geographical proximity, we are competitive in the Asian market for two main reasons. First, steel companies generally seek to obtain the types (or blends) of iron ore and iron ore pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, in addition to its high grade, the alumina grade of our iron ore is very low compared to Australian ores, reducing consumption of coke and increasing productivity in blast furnaces, which is particularly important during periods of high demand. When market demand is strong, our quality differential generally becomes more valuable to customers. Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and iron ore pellets.

          In terms of reliability, our ownership and operation of logistics facilities in the Northern and Southeastern Systems help us ensure that our products are delivered on time and at a relatively low cost. In addition, we continue to develop a low-cost freight portfolio aimed at enhancing our ability to offer our products in the Asian market at competitive prices and to increase our market share. To support this strategy, we have built a distribution center in Oman and two FTS in the Philippines, and we are investing in a distribution center in Malaysia. We are party to medium- and long-term freight contracts, and we own vessels, including new ships called Valemax. They reduce energy consumption and greenhouse emissions by carrying an increased amount of cargo in a single trip, offering lower freight rates. These investments improve speed and flexibility for customization, and they shorten the time to market required for our products.

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

Produces metallurgical and thermal coal. Moatize's main branded product is the Chipanga premium hard coking coal, but there is operational flexibility for multiple products. The optimal product portfolio will come as a result of market trials. Coal from the mines is processed at a coal handling and processing plant ("CHPP") with a capacity of 4,000 metric tons per hour.

				Mining concession expiring in 2032, renewable thereafter.	Supplied by local utility company. Back up supply on site.	The coal is transported from the mine by the Linha do Sena railway to the port of Beira.
Vale Australia
Integra Coal	Hunter Valley, New South Wales

Open-cut mine and underground coal mine, acquired from AMCI in 2007, located 10 kilometers northwest of Singleton in the Hunter Valley of New South Wales, Australia. Vale has a 61.2% stake and the remaining is owned by Nippon Steel ("NSC"), JFE Group ("JFE"), Posco, Toyota Tsusho Austrália, Chubu Electric Power Co. Ltd.

Produces metallurgical and thermal coal. The operations are comprised of an underground coal mine that produces coal by longwall methods and an open-cut mine. Coal from the mines is processed at a CHPP with a capacity of 1,200 metric tons per hour.

				Mining tenements expiring in 2023, 2026, 2030 and 2032.	Supplied through the national electricity grid. Acquired from local utility companies.	Production is loaded onto trains and transported 83km to the port of Newcastle, New South Wales, Australia.
Carborough Downs	Bowen Basin, Queensland

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

				Mining tenements expiring in 2035 and 2039.	Supplied through the national electricity grid. Acquired from local utility companies.	The product is loaded onto trains at a rail loadout facility and transported 163 kilometers to the Dalrymple Bay Coal Terminal, Queensland, Australia.

Company/Mining Site	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Isaac Plains	Bowen Basin, Queensland

The Isaac Plains open-cut mine, acquired from AMCI in 2007, is located close to Carborough Downs in central Queensland. The mine is managed by Isaac Plains Coal Management on behalf of the joint venture parties. Vale has a 50.0% stake, and the remaining shares are owned by a subsidiary of Sumitomo.

Metallurgical and thermal coal. The coal is classified as a medium volatile bituminous coal with low sulfur content. Coal is processed at the Isaac Plains CHPP, which has a capacity of 500 metric tons per hour.

				Mining tenements expiring in 2025.	Supplied through the national electricity grid. Acquired from local utility companies.	Railed 172 kilometers to the Dalrymple Bay Coal Terminal.
China
Longyu	Henan Province, China

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

			Metallurgical and thermal coal and other related products.	Mining concessions expiring in 2034	Supplied through the national electricity grid. Acquired from local utility companies.	Products are trucked or railed directly to customers in China or railed or trucked to Lianyungang port.
Yankuang	Shandong Province, China	Metallurgical coke plant located 10km from Yanzhou city, Shandong Province. Vale has a 25.0% stake and the remaining is owned by Yankuang Group Co. Ltd. and Itochu Corporation. Yankuang was formed by the three shareholders.	Metallurgical coke, methanol, tar oil and benzene. Yankuang has production capacity of 1.7 Mtpy of coke and 200,000 tpy of methanol.	–	Supplied through the national electricity grid. Acquired from local utility companies.	Most coke products are railed while other products are trucked directly to customers in China or railed to Rizhao port.

  1.2.2 Production

          The following table sets forth information on our markeatable coal production.

		Production for the year ended December 31,
Operation	Mine type	2011	2012	2013
		(thousand metric tons)
Metallurgical coal:
Vale Australia
Integra Coal(1)	Underground and open-cut	467	962	1,410
Isaac Plains(2)	Open-cut	635	709	656
Carborough Downs(3)	Underground	1,390	911	2,447
Broadlea(4)	Open-cut	0	0	0
Vale Moçambique
Moatize(5)	Open-cut	275	2,501	2,373

Total metallurgical coal		2,766	5,083	6,885

Thermal coal:
Vale Colombia
El Hatillo(6)	Open-cut	3,565	–	–
Vale Australia
Integra Coal(1)	Open-cut	325	351	87
Isaac Plains(2)	Open-cut	274	381	347
Broadlea(4)	Open-cut	0	0	0
Vale Moçambique
Moatize(5)	Open-cut	342	1,267	1,444

Total thermal coal		4,506	1,999	1,878

(1)
These figures correspond to our 61.2% equity interest in Integra Coal, an unincorporated joint venture.
(2)
These figures correspond to our 50.0% equity interest in Isaac Plains, an unincorporated joint venture.
(3)
These figures correspond to our 85.0% equity interest in Carborough Downs, an unincorporated joint venture.
(4)
Broadlea Coal has been on care and maintenance status since December 2009.
(5)
Moatize started production in August 2011.
(6)
We sold the El Hatillo mine in the second quarter of 2012.

  1.2.3 Customers and sales

          Coal sales from our Australian operations are primarily focused on East Asia. Coal sales from our Moatize operations, in Mozambique, target global steel markets, including Asia, India, Africa, Europe and the Americas. Our Chinese coal joint ventures direct their sales into the Chinese domestic market.

  1.2.4 Competition

          The global coal industry comprises markets for black (metallurgical and thermal) and brown (lignite) coal, and is highly competitive.

          Growth in the demand for steel, especially in Asia, underpins strong demand for both metallurgical and thermal coal. We expect robust supply and lower prices for metallurgical coal in the next few years, which will reduce investments in new greenfield projects and may result in supply imbalances in the long term. Port and rail constraints in certain supply regions could lead to limited availability of incremental metallurgical coal production without significant capital expenditures.

          Competition in the coal industry is based primarily on the economics of production costs, coal quality and transportation costs. Our key competitive strengths include the strategic geographic location of our current and future supply bases and our production cash costs relative to other producers.

          Major participants in the seaborne coal market are subsidiaries, affiliates and joint ventures of BHP Billiton, Glencore Xstrata, Anglo American, Rio Tinto, Teck Cominco, Peabody, Walter Energy and the Shenhua Group, among others.

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

Mining Site	Company	Location	Description/History	Mineralization	Operations	Power Source	Access/Transportation
Azul	Vale Mina do Azul S.A.	State of Pará	Open-pit mining operations and on-site beneficiation plant.	High-grade ores (at least 40% manganese grade).	Crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported by truck and EFC railroad to the Ponta da Madeira maritime terminal.
Morro da Mina	Vale Manganês	State of Minas Gerais	Open-pit mining operations and one major beneficiation plant.	Low-grade ores (24% manganese grade).	Crushing and screening/dense medium classification steps, producing lumps and fines to the Barbacena and Ouro Preto ferroalloy plants.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported by trucks to the Ouro Preto and Barbacena ferroalloy plants.
Urucum	MCR	State of Mato Grosso do Sul	Underground mining operations and on-site beneficiation plant.	High-grade ores (at least 40% manganese grade).	Crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported to the port of Rosario (Argentina) by barges traveling along the Paraguay and Paraná rivers.

          The following table sets forth information about our manganese production.

		Production for the year ended December 31,
					2013 Process Recovery
Mine	Type	2011	2012	2013
		(million metric tons)			(%)
Azul	Open pit	2.1	1.9	1.9	57.8
Morro da Mina	Open pit	0.1	0.2	0.1	65.6
Urucum	Underground	0.3	0.3	0.4	81.9

Total		2.5	2.4	2.4

  1.3.2 Ferroalloys operations and production

          We conduct our ferroalloys business through our wholly-owned subsidiary Vale Manganês.

          The production of ferroalloys consumes significant amounts of electricity, representing 5.7% of our total consumption in 2013. The electricity supply to our ferroalloy plants is provided through power purchase agreements. For information on the risks associated with potential energy shortages, see Risk factors.

          We produce several types of manganese ferroalloys, such as high carbon and medium carbon ferro-manganese and ferro-silicon manganese.

Plant	Location	Description/History	Nominal Capacity	Power Source
Minas Gerais Plants	Cities of Barbacena and Ouro Preto	Barbacena has six furnaces, two refining stations and a briquetting plant. Ouro Preto has three furnaces.	74,000 tons per year at Barbacena plant and 65,000 tons per year at Ouro Preto plant.	Supplied through the national electricity grid. Energy acquired from independent producers through power purchase agreements.
Bahia Plant	City of Simões Filho	Four furnaces, two converters and a sintering plant.	150,000 tons per year.	Supplied through the national electricity grid. Energy acquired from independent producers through power purchase agreements.

          The following table sets forth information about our ferroalloys production.

	Production for the year ended December 31,
Plant	2011	2012	2013
	(thousand metric tons)
Barbacena	67	65	45
Ouro Preto	61	62	48
Simões Filho	76	79	82

Total	204	206	175

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

2.    Base metals

          2.1 Nickel

          2.1.1 Operations

          We conduct our nickel operations primarily through our wholly-owned subsidiary Vale Canada, which operates two nickel production systems, one in the North Atlantic and the other in the Asia Pacific. A third nickel production system, Onça Puma, in the South Atlantic, resumed its ramp-up activities in late 2013. Our nickel operations are set forth in the following table.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
North Atlantic
Vale Canada	Canada — Sudbury, Ontario	Integrated mining, milling, smelting and refining operations to process ore into finished nickel with a nominal capacity of 66,000 metric tons of refined nickel per year and additional nickel oxide feed for the refinery in Wales. Mining operations in Sudbury began in 1885. Vale acquired the Sudbury operations in 2006.	Primarily underground mining operations with nickel sulfide ore bodies, which also contain some copper, cobalt, PGMs, gold and silver. Construction of the Totten mine was completed in 2013.

We also smelt and refine an intermediate product, nickel concentrate, from our Voisey's Bay operations. In addition to producing finished nickel in Sudbury, we ship a nickel oxide intermediate product to our nickel refinery in Wales for processing to final products. We also have capabilities to ship nickel oxide to our Asian refineries.

				Patented mineral rights with no expiration date; mineral leases expiring between 2014 and 2025; and mining license of occupation with indefinite expiration date.	Supplied by Ontario's provincial electricity grid and produced directly by Vale.	Located by the Trans-Canada highway and the two major railways that pass through the Sudbury area. Finished products are delivered to the North American market by truck. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) through both east and west coast Canadian ports.
Vale Canada	Canada — Thompson, Manitoba	Integrated mining, milling, smelting and refining operations to process ore into finished nickel with a nominal capacity of 45,000 metric tons of refined nickel per year. Thompson mineralization was discovered in 1956 and was acquired by Vale in 2006.	Primarily underground mining operations with nickel sulfide ore bodies, which also contain some copper and cobalt.

Local concentrate combines with nickel concentrate from our Voisey's Bay operations for smelting and refining to high quality nickel plate product. Smelting and refining are being considered for phase out in Thompson, due to pending federal sulfur dioxide emission standards that are expected to come into effect in 2015.

				Order in Council leases expiring between 2020 and 2030; mineral leases expiring in 2034.	Supplied by the Provincial utility company.	Finished products are delivered to market by truck in North America. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) to final destination through both west coast and east coast Canadian ports.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
Vale Newfoundland & Labrador Limited	Canada — Voisey's Bay, Newfoundland and Labrador	Open-pit mining and milling of ore into intermediate products-nickel and copper concentrates. Voisey's Bay's operations started in 2005 and were purchased by Vale in 2006.	Comprised of the Ovoid open pit mine, and deposits with the potential for underground operations at a later stage. We mine nickel sulfide ore bodies, which also contain some copper and cobalt. Nickel concentrates are currently shipped to our Sudbury and Thompson operations for final processing (smelting and refining) while copper concentrate is sold in the market. Once the Long Harbour refinery is operational, our nickel concentrate from Labrador will be redirected to the facility and processed on a prioritized basis.	Mining lease expiring in 2027.	100% supplied through Vale owned diesel generators.	The nickel and copper concentrates are transported to the port by haulage trucks and then shipped by drybulk vessels to either overseas markets or to our Canadian operations for further refining.
Vale Europe Limited	U.K. — Clydach, Wales	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 40,000 metric tons per year. Clydach's refinery commenced operations in 1902 and was acquired by Vale in 2006.	Processes a nickel intermediate product, nickel oxide, supplied from either our Sudbury or Matsuzaka operations to produce finished nickel in the form of powders and pellets.	–	Supplied through the national electricity grid.	Transported to final customer in the UK and continental Europe by truck. Product for overseas customers are trucked to the ports of Southhampton and Liverpool and shipped by ocean container.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
Asia Pacific
PT Vale Indonesia Tbk ("PTVI", previously PT International Nickel Indonesia Tbk)	Indonesia — Sorowako, Sulawesi	Open cast mining area and related processing facility (producer of nickel matte, an intermediate product) with a nominal capacity of approximately 80,000 metric tons of nickel in matte per year. PTVI's shares are traded on the Indonesia Stock Exchange. We indirectly hold 59.3% of PTVI's share capital, Sumitomo Metal Mining Co., Ltd ("Sumitomo") holds 20.1%, Sumitomo Corporation holds 0.1% and the public holds 20.5%. PTVI was established in 1968, commenced its commercial operations in 1978 and was acquired by Vale in 2006.	PTVI mines nickel laterite ore and produces nickel matte, which is shipped primarily to nickel refineries in Japan. Pursuant to life-of-mine off-take agreements, PTVI sells 80% of its production to our wholly-owned subsidiary Vale Canada and 20% of its production to Sumitomo.	Contract of work expiring in 2025, which is currently being renegotiated with the Indonesian government.	Produced primarily by PVTI's low cost hydroelectric power plants on the Larona River (there are currently three facilities). PTVI has thermal generating facilities in order to supplement its hydroelectric power supply with a source of energy that is not subject to hydrological factors.	Trucked approximately 55 km to the river port at Malili and then loaded onto barges in order to load break-bulk vessels for onward shipment to Japan.
Vale Nouvelle- Calédonie S.A.S ("VNC")	New Caledonia — Southern Province	Mining and processing operations (producer of nickel oxide and cobalt carbonate). VNC's shares are held by Vale (80.5%), Sumic (14.5%) and Société de Participation Minière du Sud Caledonien SAS ("SPMSC") (5%). (1)	We are currently ramping up our nickel operation in New Caledonia. VNC utilizes a High Pressure Acid Leach ("HPAL") process to treat limonitic laterite and saprolitic laterite ores. We expect to continue to ramp-up VNC over the next three years to reach nominal production capacity of 57,000 metric tons per year of nickel contained in nickel oxide, which will be further processed in our facilities in Asia, and hydroxide cake form, and 4,500 metric tons of cobalt in carbonate form.	Mining concessions expiring between 2015 and 2051.	Supplied through the national electricity grid and by independent producers.	Products are packed into containers and are trucked approximately 4km to Prony port.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
Vale Japan Limited	Japan — Matsuzaka	Stand-alone nickel refinery (producer of intermediate and finished nickel), with nominal capacity of 60,000 metric tons per year. Vale owns 87.2% of the shares, and Sumitomo owns the remaining shares. The refinery was built in 1965 and was acquired by Vale in 2006.	Produces intermediate products for further processing in our refineries in China, Korea and Taiwan, and finished nickel products using nickel matte sourced from PTVI.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Products trucked over public roads to customers in Japan. For overseas customers, the product is stuffed into containers at the plant and shipped from the ports of Yokkaichi and Nagoya.
Vale Taiwan Ltd	Taiwan — Kaoshiung	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 18,000 metric tons per year. The refinery commenced production in 1983 and was acquired by Vale in 2006.	Produces finished nickel primarily for the stainless steel industry, using intermediate products from our Matsuzaka and New Caledonian operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Trucked over public roads to customers in Taiwan. For overseas customers, the product is stuffed into containers at the plant and shipped from the port of Kaoshiung.
Vale Nickel (Dalian) Co., Ltd	China — Dalian, Liaoning	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 32,000 metric tons per year. Vale owns 98.3% of the shares and Ningbo Sunhu Chemical Products Co., Ltd. owns the remaining 1.7%. The refinery commenced production in 2008.	Produces finished nickel for the stainless steel industry, using intermediate products primarily from our Matsuzaka and New Caledonian operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Product moved over public roads by truck and by railway to customers in China. It is also shipped in ocean containers to overseas and some domestic customers.
Korea Nickel Corporation	South Korea — Onsan	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 30,000 metric tons per year. Vale owns 25.0% of the shares, and the remaining shares are held by Korea Zinc Co., Ltd, Posteel Co., Ltd, Young Poong Co., Ltd. and others. The refinery commenced production in 1989.	Produces finished nickel for the local stainless steel industry in Korea, primarily using intermediate products containing about 75% nickel (in the form of nickel oxide) primarily from our Matsuzaka operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	KNC's production is moved by truck over public roads to customers in Korea and is exported in containers to overseas customers from the ports of Busan and Ulsan.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
South Atlantic
Vale/Onça Puma	Brazil — Ourilândia do Norte, Pará	Mining, smelting and refining operation producing a high quality ferronickel for application within the stainless steel industry.	The Onça Puma mine is built on lateritic nickel deposits of saprolitic laterite ore. The operation produces ferronickel via the rotary kiln-electric furnace process. We resumed operations with a single line in 2013, with first metal being produced in the fourth quarter of 2013. The nominal capacity of the single line operation is estimated at 25,000 metric tons per year. We will evaluate opportunities to restart the second line operations in light of market outlook and single line furnace performance considerations.	Mining concession for indefinite period.	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Vale.	The ferro-nickel is transported by public paved road and EFC railroad to the Itaqui maritime terminal in the state of Maranhão. It is exported in ocean containers.

(1)
Sumic, a joint venture between Sumitomo and Mitsui, has a put option to sell us all of its shares in VNC under certain conditions—see Note 31 to our consolidated financial statements. Once the start-up of commercial production is reached at VNC, Sumic will have an option to purchase 6.5% of VNC, which represents the dilution in Sumic's shareholding that occurred as a result of an October 2012 agreement. SPMSC has an obligation to increase its stake in VNC to 10% within two years after the start-up of commercial production.

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

	2011			2012			2013
	(thousands of metric tons, except percentages)
		Grade			Grade			Grade
	Production	% Copper	% Nickel	Production	% Copper	% Nickel	Production	% Copper	% Nickel
Ontario operating mines
Copper Cliff North	892	1.15	1.03	792	1.09	0.92	913	1.32	1.28
Creighton	991	1.72	2.22	797	1.80	1.84	915	2.01	2.19
Stobie	1,568	0.61	0.74	2,006	0.56	0.66	1,887	0.59	0.65
Garson	640	1.78	2.08	643	1.56	1.61	815	1.42	1.75
Coleman	1,363	3.02	1.77	1,062	2.58	1.51	1,515	3.15	1.52
Ellen	131	0.45	0.90	371	0.44	0.93	109	0.49	1.00
Totten	28	1.01	0.97	6	2.37	1.15	64	1.84	1.92
Gertrude	-	-	-	36	0.27	0.72	196	0.32	0.89

Total Ontario operations	5,612	1.61%	1.45%	5,714	1.29%	1.14%	6,414	1.61%	1.33%

Manitoba operating mines
Thompson	1,182	-	1.76	1,160	-	1.86	1,175	-	2.07
Birchtree	721	-	1.36	643	-	1.34	613	-	1.39

Total Manitoba operations	1,903	-	1.61%	1,804	-	1.67%	1,788	-	1.84%

Voisey's Bay operating mines
Ovoid	2,366	2.39%	3.38%	2,351	1.94%	3.11%	2,318	1.68%	2.89%

Sulawesi operating mining areas
Sorowako	3,848	-	1.95%	3,678	-	2.02%	4,369	-	2.00%

New Caledonia operating mines
VNC	1,043	-	1.29%	1,179	-	1.27%	1,860	-	1.36%

Brazil operating mines
Onça Puma	1,466	-	1.86%	1,975	-	1.87%	263	-	2.28%

          The following table sets forth information about our nickel production, including: nickel refined through our facilities and intermediates designated for sale. The numbers below are reported on an ore-source basis.

		Production for the year ended December 31,
Mine	Type	2011	2012	2013
		(thousand metric tons)
Sudbury(1)	Underground	59.7	65.5	69.4
Thompson(1)	Underground	25.0	24.2	24.5
Voisey's Bay(2)	Open pit	68.9	61.9	63.0
Sorowako(3)	Open cast	67.8	69.0	78.8
Onça Puma(4)	Open pit	7.0	6.0	1.9
New Caledonia(5)	Open pit	5.1	4.5	16.3
External(6)	-	8.0	5.9	6.4

Total(7)		241.5	237.0	260.2

(1)
Primary nickel production only (i.e., does not include secondary nickel from unrelated parties).
(2)
Includes finished nickel produced at our Sudbury and Thompson operations.
(3)
We have a 59.3% interest in PTVI, which owns the Sorowako mines, and these figures include the minority interests.
(4)
Primary production only. Nickel contained in ferro-nickel.
(5)
We have a 80.5% interest in VNC, and these figures include minority interests. Nickel contained in NHC and NiO.
(6)
Finished nickel processed at our facilities using feeds purchased from unrelated parties.
(7)
These figures do not include tolling of feeds for unrelated parties.

  2.1.3 Customers and sales

          Our nickel customers are broadly distributed on a global basis. In 2013, 44% of our total nickel sales were delivered to customers in Asia, 28% to North America, 27% to Europe and 1% to other markets. We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts generally provide stable demand for a significant portion of our annual production.

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

  •
  shape (such as pellets, discs, squares, and strips); and

  •
  size.

          In 2013, the principal end-use applications for nickel were:

  •
  austenitic stainless steel (66% of global nickel consumption);

  •
  non-ferrous alloys, alloy steels and foundry applications (17% of global nickel consumption);

  •
  nickel plating (7% of global nickel consumption); and

  •
  specialty applications, such as batteries, chemicals and powder metallurgy (10% of global nickel consumption).

          In 2013, 63% of our refined nickel sales were made into non-stainless steel applications, compared to the industry average for primary nickel producers of 34%, which brings more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

          We offer sales and technical support to our customers on a global basis. We have a well-established global marketing network for finished nickel, based at our head office in Toronto, Canada. We also have sales and technical support offices in St. Prex (Switzerland), Saddle Brook, New Jersey (United States), Tokyo (Japan), Shanghai (China), Singapore and Kaohsiung (Taiwan). For information about demand and prices, see Operating and financial review and prospects—Major factors affecting prices.

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

          Our nickel deliveries represented 13% of global consumption for primary nickel in 2013. In addition to us, the largest suppliers in the nickel industry (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Mining and Metallurgical Company Norilsk Nickel ("Norilsk"), Jinchuan Nonferrous Metals Corporation ("Jinchuan"), Glencore Xstrata and BHP Billiton. Together with us, these companies accounted for about 47% of global refined primary nickel production in 2013.

          While stainless steel production is a major driver of global nickel demand, stainless steel producers can use nickel products with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. In recent years, secondary nickel has accounted for about 44-47% of total nickel used for stainless steels, and primary nickel has accounted for about 53-56%. Nickel pig iron, a low-grade nickel product made in China from imported lateritic ores (primarily from the Philippines and Indonesia), is primarily suitable for use in stainless steel production. With higher nickel prices and strong demand from the stainless steel industry, Chinese domestic production of nickel pig iron and low-grade ferro-nickel continues to expand. In 2013, Chinese nickel pig iron and ferro-nickel production is estimated to have been 490,000 metric tons, representing 25% of world primary nickel supply. We expect that the implementation of the Indonesian mining law, which restricts the export of unprocessed ores, may affect Chinese nickel pig iron and ferro-nickel production going forward.

          Competition in the nickel market is based primarily on quality, reliability of supply and price. We believe our operations are competitive in the nickel market because of the high quality of our nickel products and our relatively low production costs.

Lines of business

          2.2    Copper

          2.2.1    Operations

          We conduct our copper operations at the parent-company level in Brazil and through our subsidiaries in Canada and Chile.

Mining Site/Location	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Brazil
Vale/Sossego	Carajás, state of Pará.	Two main copper ore bodies, Sossego and Sequeirinho and a processing facility to concentrate the ore. Sossego was developed by Vale and started production in 2004.	The copper ore is mined using the open-pit method, and the run-of-mine is processed by means of standard primary crushing and conveying, SAG milling (a semi-autogenous mill that uses a large rotating drum filled with ore, water and steel grinding balls to transform the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.	Mining concession for indefinite period.	Supplied through the national electricity grid. Acquired from Eletronorte, pursuant to power purchase agreements or produced directly by Vale.	We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Ponta da Madeira maritime terminal in São Luís, in the state of Maranhão. We constructed an 85-kilometer road to link Sossego to Parauapebas.
Vale/Salobo	Carajás, state of Pará.	Salobo I processing plant is ramping up to a total capacity of 100,000 tpy of copper in concentrates. Salobo is expected to reach a total capacity of 200,000 tpy by 2016, after Salobo II expansion.	Our Salobo copper and gold mine is mined using the open-pit method, and the run-of-mine is processed by means of standard primary and secondary crushing, conveying, roller press grinding, ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.	Mining concession for indefinite period.	Supplied through the national electricity grid. Acquired from Eletronorte, pursuant to power purchase agreements or produced directly by Vale.	We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Ponta da Madeira maritime terminal in São Luís, in the state of Maranhão. We constructed a 90-kilometer road to link Salobo to Parauapebas.

Mining Site/Location	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Canada
Vale Canada	Canada — Sudbury, Ontario	See —Base metals—Nickel—Operations	We produce two intermediate copper products, copper concentrates and copper anodes, and we also produce electrowon copper cathode as a by-product of our nickel refining operations.	Please refer to the table in our Nickel Operations
Vale Canada/ Voisey's Bay	Canada — Voisey's Bay, Newfoundland and Labrador	See —Base metals—Nickel—Operations	At Voisey's Bay, we produce copper concentrates.	Please refer to the table in our Nickel Operations
Zambia
Lubambe	Zambian Copperbelt	Lubambe (previously Konkola North) copper mine, which includes an underground mine, plant and related infrastructure. TEAL (our 50/50 joint venture with ARM) has an 80% stake in Lubambe. Zambia Consolidated Copper Mines Investment Holding PLC Ltd. holds the remaining (20%) stake.	Nominal production capacity of 45,000 metric tons per year of copper in concentrates. Production started in October 2012.	Mining concessions expiring in 2033.	Long-term energy supply contract with Zesco (Zambian state owned power supplier).	Copper concentrates are transported by truck to local smelters.

  2.2.2 Production

          The following table sets forth information on our copper production.

		Production for the year ended December 31,
Mine	Type	2011	2012	2013
		(thousand metric tons)
Brazil:
Salobo	Open pit	-	13	65
Sossego	Open pit	109	110	119
Canada:
Sudbury	Underground	101	79	103
Voisey's Bay	Open pit	51	42	36
Thompson	Underground	1	3	2
External(1)	-	31	29	24
Chile:
Tres Valles(2)	Open pit and underground	9	14	11
Zambia:
Lubambe(3)	Underground	-	1	9

Total		302	290	370

(1)
We process copper at our facilities using feed purchased from unrelated parties.
(2)    We sold Tres Valles mine in December 2013. The 2013 production is by the end of October.
(3)    Vale's attributable production capacity of 40%.

  2.2.3 Customers and sales

          We sell copper concentrates from Sossego and Salobo phase I under medium and long-term contracts to copper smelters in South America, Europe, India and Asia. We have medium-term copper supply agreements with Glencore Canada Corporation for the sale of copper anodes and most of the copper concentrates produced in Sudbury. We sell copper concentrates from Voisey's Bay under medium-term contracts to customers in Europe. We sell electrowon copper from Sudbury in North America under short-term sales agreements.

  2.2.4 Competition

          The global copper market is highly competitive. Producers are integrated mining companies and custom smelters, covering all regions of the world, while consumers are principally wire rod and copper-alloy producers. Competition occurs mainly on a regional level and is based primarily on production costs, quality, reliability of supply and logistics costs. The world's largest copper cathode producers are Corporación Nacional del Cobre de Chile ("Codelco"), Aurubis AG, Glencore Xstrata, Freeport-McMoRan Copper & Gold Inc. ("Freeport-McMoRan") and Jiangxi Copper Corporation Ltd., operating at the parent-company level or through subsidiaries. Our participation in the global copper market is marginal.

          Copper concentrate and copper anode are intermediate products in the copper production chain. Both the concentrate and anode markets are competitive, having numerous producers but fewer participants and smaller volumes than in the copper cathode market due to high levels of integration by the major copper producers.

          In the copper concentrate market, mining occurs on a world basis with a predominant share from South America, while consumers are custom smelters located in Europe and Asia. Competition in the custom copper concentrate market occurs mainly on a global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are BHP Billiton, Antofagasta plc, Freeport McMoRan, Glencore Xstrata, Codelco and Rio Tinto, operating at the parent-company level or through subsidiaries. Our market share in 2013 was about 4% of the total custom copper concentrate market.

          The copper anode/blister market has very limited trade within the copper industry; generally, anodes are produced to supply each company's integrated refinery. The trade in anodes/blister is limited to those facilities that have more smelting capacity than refining capacity or to those situations where logistics cost savings provide an incentive to source anodes from outside smelters. The largest competitors in the copper anode market in 2013 included Codelco, Glencore Xstrata, China Nonferrous Metals and Anglo American, operating at the parent-company level or through subsidiaries.

  2.3 PGMs and other precious metals

          As by-products of our Sudbury nickel operations in Canada, we recover significant quantities of PGMs, as well as small quantities of gold and silver. We also recover gold as a by-product of our operations at our Salobo and Sossego copper mines in Carajás, in the Brazilian state of Pará. We operate a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products using feed from our Sudbury operation. We have a refinery in Acton, England, where we process our intermediate products, as well as feeds purchased from unrelated parties and toll-refined materials. In 2013, PGM concentrates from our Canadian operations supplied about 55% of our PGM production, which also includes metals purchased from unrelated parties. Our base metals marketing department sells our own PGMs and other precious metals, as well as products from unrelated parties and toll-refined products, on a sales agency basis.

          In February 2013, we sold to Silver Wheaton 25% of the gold produced as a by-product at our Salobo copper mine, in Brazil, for the life of that mine, and 70% of the gold produced as a by-product at our Sudbury nickel mines, in Canada, for 20 years. Pursuant to the gold stream contract, Silver Wheaton received 34,325 oz of gold in 2013.

          The following table sets forth information on our precious metals production.

Mine(1)	Type	2011	2012	2013
		(thousand troy ounces)
Sudbury:
Platinum	Underground	174	134	145
Palladium	Underground	248	251	352
Gold	Underground	182	69	91
Salobo:
Gold	Open pit	-	20	117
Sossego:
Gold	Open pit	90	75	78

(1)
Production figures exclude precious metals purchased from unrelated parties and toll-refined materials.

  2.4 Cobalt

          We recover significant quantities of cobalt, classified as a minor metal, as a by-product of our nickel operations. In 2013, we produced 1,550 metric tons of refined cobalt metal at our Port Colborne refinery, 685 metric tons of cobalt in a cobalt-based intermediate product at our nickel operations in Canada and New Caledonia, and our remaining cobalt production consisted of 1,297 metric tons of cobalt contained in other intermediate products (such as nickel concentrates). As a result of the ramp-up of VNC operations in New Caledonia, our production of cobalt intermediate as a by-product of our nickel production will increase. We sell cobalt on a global basis. Our cobalt metal is electro-refined at our Port Colborne refinery and has very high purity levels (99.8%), which is superior to the LME contract specification. Cobalt metal is used in the production of various alloys, particularly for aerospace applications, as well as the manufacture of cobalt-based chemicals.

          The following table sets forth information on our cobalt production.

		Production for the year ended December 31,
Mine	Type	2011	2012	2013
		(metric tons)
Sudbury	Underground	593	589	853
Thompson	Underground	158	96	292
Voisey's Bay	Open pit	1,585	1,221	1,256
New Caledonia	Open pit	245	385	1,117
External sources(1)	-	93	52	13

Total		2,675	2,343	3,532

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

          Vale Fertilizantes is a producer of phosphate rock, phosphate fertilizers ("P") (e.g., monoammonium phosphate ("MAP"), dicalcium phosphate ("DCP"), triple superphosphate ("TSP") and single superphosphate ("SSP")) and nitrogen ("N") fertilizers (e.g., ammonia and ammonium nitrate). It is the largest producer of phosphate and nitrogen crop nutrients in Brazil. Vale Fertilizantes operates the following phosphate rock mines, through concessions for indefinite period: Catalão, in the state of Goiás, and Tapira, Patos de Minas and Araxá, all in the state of Minas Gerais, and Cajati, in the state of São Paulo, in Brazil. In addition, Vale Fertilizantes has nine processing plants for the production of phosphate and nitrogen nutrients, located at Catalão, Goiás; Araxá, Patos de Minas and Uberaba, Minas Gerais; Guará, Cajati, and three plants in Cubatão, São Paulo. In July 2013, we concluded the sale of Araucária operations for US$234 million to Petrobras.

          Since 2010 we have also operated the Bayóvar phosphate rock mine in Peru, with nominal capacity of 3.9 Mtpy, through a concession for indefinite period.

          The following table sets forth information about our phosphate rock production.

		Production for the year ended December 31,
Mine	Type	2011	2012	2013
		(thousand metric tons)
Bayóvar	Open pit	2,544	3,209	3,546
Catalão	Open pit	947	1,026	1,057
Tapira	Open pit	2,011	2,068	1,869
Patos de Minas	Open pit	44	44	53
Arax	Open pit	1,231	1,084	1,111
Cajati	Open pit	582	550	640

Total		7,359	7,982	8,277

          The following table sets forth information about our phosphate and nitrogen nutrients production.

	Production for the year ended December 31,
Product	2011	2012	2013
	(thousand metric tons)
Monoammonium phosphate (MAP)	823	1,201	1,128
Triple superphosphate (TSP)	811	913	905
Single superphosphate (SSP)	2,638	2,226	2,102
Dicalcium phosphate (DCP)	580	511	444
Ammonia	619	475	347
Urea	628	483	219
Nitric acid	468	478	416
Ammonium nitrate	458	490	419
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

		Production for the year ended December 31,
					2013 Process Recovery
Mine	Type	2011	2012	2013
		(thousand metric tons)			(%)
Taquari-Vassouras	Underground	625	549	492	85.9

  3.3 Customers and sales

          All potash sales from the Taquari-Vassouras mine are to the Brazilian market. In 2013, our production represented approximately 6% of total potash consumption in Brazil. We have a strong presence and long-standing relationships with the major market participants in Brazil, with more than 60% of our sales generated from four long-term customers.

          Our phosphate products are mainly sold to fertilizer blenders. In 2013, our sales represented approximately 27% of total phosphate consumption in Brazil, with imports representing 56% of total supply. In the high-concentration segment our production supplied more than 32% of total Brazilian consumption, with products like MAP and TSP. In the low-concentration phosphate nutrients segment our sales represented approximately 33% of total Brazilian consumption, with products like SSP.

  3.4 Competition

          The industry is divided into three major nutrients: potash, phosphate and nitrogen. There are limited resources of potash around the world, with Canada, Russia and Belarus being the most important sources, each of which having only a few producers. The industry presents a high level of investment and a long time required for a project to mature. In addition, the potash industry is highly concentrated, with the 10 major producers accounting for more than 95% of total world production capacity. While potash is a scarcer resource, phosphate is more available, but all major exporters are located in the northern region of Africa (Morocco, Algeria and Tunisia) and in the United States. The top five phosphate rock producers (China, Morocco, United States, Russia and Brazil) account for 79% of global production, of which roughly 14% is exported. However, higher value-added products such as MAP and DAP are usually traded instead of phosphate rock due to cost efficiency.

          Brazil is one of the largest agribusiness markets in the world due to its high production, exports and consumption of grains and biofuels. It is the fourth-largest consumer of fertilizers in the world and one of the largest importers of potash, phosphates, phosphoric acid and urea. Brazil imports 93% of its potash consumption, which amounted to 8.1 Mtpy of KCl (potassium chloride) in 2013, 15% higher than 2012, from Canadian, German, Russian, Belarusian and Israeli producers, in descending order. In terms of global consumption, China, the United States, Brazil and India represent 58% of the total, with Brazil alone representing 17% of the total. Our fertilizer projects are highly competitive in terms of cost and logistics to supply the Brazilian market.

          Most phosphate rock concentrate is consumed locally by downstream integrated producers, with the seaborne market corresponding to 14% of total phosphate rock production. Major phosphate rock exporters are concentrated in North Africa, mainly through state-owned companies, with Moroccan OCP Group holding 30% of the total seaborne market. Brazil imports 56% of the total phosphate nutrients it needs through both phosphate fertilizer products and phosphate rock. The phosphate rock imports supply non-integrated producers of phosphate fertilizer products such as SSP, TSP and MAP.

          Nitrogen-based fertilizers are derived primarily from ammonia (NH3), which, in turn, is made from nitrogen present in the air and natural gas, making this an energy-intensive nutrient. Ammonia and urea are the main inputs for nitrogen-based fertilizers. Consumption of nitrogen-based fertilizers has a regional profile due to the high cost associated with transportation and storage of ammonia, which requires refrigerated and pressurized facilities. As a result, only 11% of the ammonia produced worldwide is traded. North America is the main importer, accounting for 33% of global trade. Main exporting regions are Central America, Russia, Eastern Europe and the Middle East.

4.    Infrastructure

  4.1    Logistics

          We have developed our logistics business based on the transportation needs of our mining operations and we also provide transportation services for other customers.

          We conduct our logistics businesses at the parent-company level and through subsidiaries and joint ventures, as set forth in the table below. One of these subsidiaries is VLI, which provides integrated logistics solutions through 9,742 km of railroads (FCA, FNS, EFVM and EFC), five inland terminals with a total storage capacity of 509,320 tons and three maritime terminals and ports operations. We currently own 100% of the stock of VLI, but we have agreed to sell interests in VLI to Mitsui, FI-FGTS and Brookfield, and upon closing, we will hold a 37.6% stake in VLI. We currently account for VLI in our financial statements as an asset held for sale. For more information, see Business overview—Significant changes in our business—Sale of stakes in VLI.

			Our share of capital
Company	Business	Location	Voting	Total	Partners
			(%)
Vale	Railroad (EFVM and EFC), port and maritime terminal operations	Brazil	–	–	–
VLI(1)	Railroad, port, inland terminal and maritime terminal operations. Holding of certain cargo logistics assets	Brazil	37.6	37.6	FI-FGTS, Mitsui and Brookfield
FCA(1)(2)	Railroad operations	Brazil	37.6	37.6	FI-FGTS, Mitsui and Brookfield
FNS(1)(2)	Railroad operations	Brazil	37.6	37.6	FI-FGTS, Mitsui and Brookfield
MRS	Railroad operations	Brazil	46.8	47.6	CSN, Usiminas and Gerdau
CPBS	Port and maritime terminal operations	Brazil	100.0	100.0	–
PTVI	Port and maritime terminal operations	Indonesia	59.3	59.3	Sumitomo, public investors

			Our share of capital
Company	Business	Location	Voting	Total	Partners
			(%)
Vale Logística Argentina	Port operations	Argentina	100.0	100.0	–
CEAR(3)	Railroad	Malawi	43.4	43.4	Portos e Caminhos de Ferro de Moçambique, E.P.
CDN(4)	Railroad and maritime terminal operations	Mozambique	43.4	43.4	Portos e Caminhos de Ferro de Moçambique, E.P.
CLN	Railroad and port operations	Mozambique	80.0	80.0	Portos e Caminhos de Ferro de Moçambique, E.P.
Vale Logistics Limited	Railroad operations	Malawi	100.0	100.0	–
Transbarge Navegación	Paraná and Paraguay Waterway System (Convoys)	Paraguay	100.0	100.0	–
VNC	Port and maritime terminal operations	New Caledonia	80.5	80.5	Sumic, SPMSC

(1)
Vale currently owns 100% of the total and voting stock of VLI. Upon completion of the sales to Mitsui, FI-FGTS and Brookfield, Vale will hold the voting and total stakes indicated in this table. Vale, Mitsui, FI-FGTS and Brookfield will jointly control VLI through a shareholders' agreement.
(2)
FCA and FNS are controlled by VLI.
(3)
Vale controls its interest in CEAR through an 85% interest in SDCN.
(4)
Vale controls its interest in CDN through an 85% interest in SDCN.

  4.1.1 Railroads

  Brazil

          Vitória a Minas railroad ("EFVM").    The EFVM railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais to the Tubarão Port, in Vitória, in the Brazilian state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The EFVM railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located in this area and major agricultural regions are also accessible to it. VLI has rights to use railroad transportation capacity on our EFVM railroad. In 2013, the EFVM railroad transported a daily average of 321,890 metric tons of iron ore, or a total of 77.53 billion ntk of iron ore and other cargo, of which 15.56 billion ntk, or 20.1%, consisted of cargo transported for customers, including iron ore for Brazilian customers. The EFVM railroad also carried 890 thousand passengers in 2013. In 2013, we had a fleet of 321 locomotives and 15,212 wagons at EFVM.

          Carajás railroad ("EFC").    The EFC railroad links our Northern System mines in the Carajás region in the Brazilian state of Pará to the Ponta da Madeira maritime terminal, in São Luis, in the Brazilian state of Maranhão. We operate the EFC railroad under a 30-year renewable concession, which expires in 2027. EFC extends for 892 kilometers from our Carajás mines to our Ponta da Madeira maritime terminal complex facilities located near the Itaqui Port. Its main cargo is iron ore, principally carried for us. VLI has rights to use railroad transportation capacity on our EFC railroad. In 2013, the EFC railroad transported a daily average of 296,155 metric tons of iron ore. In 2013, the EFC railroad carried a total of 102.03 billion ntk of iron ore and other cargo, 3.50 billion ntk of which was cargo for customers, including iron ore for Brazilian customers. EFC also carried 308 thousand passengers in 2013. EFC supports the largest train, in terms of capacity, in Latin America, which measures 3.4 kilometers, weighs 41,838 gross metric tons when loaded and has 330 cars. In 2013, EFC had a fleet of 266 locomotives and 16,434 wagons.

          The principal items of cargo of the EFVM and EFC railroads are:

  •
  iron ore and iron ore pellets, carried for us and customers;

  •
  steel, coal, pig iron, limestone and other raw materials carried for customers with steel mills located along the railroad;

  •
  agricultural products, such as soybeans, soybean meal and fertilizers; and

  •
  other general cargo, such as pulp, fuel and chemical products.

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

          Ferrovia Centro-Atlântica ("FCA").    FCA is a subsidiary of VLI, which operates the central-east regional railway network of the Brazilian national railway system under a 30-year renewable concession, which expires in 2026. The central east network has 7,220 kilometers of track, extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro, Goiás and the Federal District of Brazil. It connects with our EFVM railroad near the cities of Belo Horizonte, in the state of Minas Gerais, and Vitória, in the state of Espírito Santo. FCA operates on the same track gauge as our EFVM railroad and provides access to the port of Santos, in the state of São Paulo. In 2013, the FCA railroad transported a total of 13.92 billion ntk of cargo, essentially all of it for customers. In 2013, FCA had a fleet of 891 locomotives and 16,744 wagons, including owned and leased.

          Ferrovia Norte-Sul railroad ("FNS").    FNS is a wholly-owned subsidiary of VLI, which has a 30-year renewable subconcession for the commercial operation of a 724-kilometer stretch of the FNS railroad in Brazil. Since 1989, we have operated a segment of FNS, which connects to the EFC railroad, enabling access to the port of Itaqui, in São Luís, where our Ponta da Madeira maritime terminal is located. A 452-kilometer extension was concluded in December 2008. In 2013, the FNS railroad transported a total of 2.46 billion ntk of cargo for customers. This new railroad creates a new corridor for the transportation of general cargo, mainly for the export of soybeans, rice and corn produced in the center-northern region of Brazil. In 2013, FNS had a fleet of 41 locomotives and 639 wagons, including owned and leased.

          MRS Logística S.A.    ("MRS"). The MRS railroad is 1,643 kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. In 2013, the MRS railroad carried a total of 156.1 million metric tons of cargo, including 68.4 million metric tons of iron ore and other cargo from Vale.

  Africa

          We are developing the Nacala Corridor, which will connect the Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique, and which crosses into the Republic of Malawi. The Nacala Corridor consists of railway and port infrastructure, including greenfield and existing railways in Mozambique and Malawi and a new coal port in Mozambique. These projects will allow for the expansion of Moatize and support our operations in Central and Eastern Africa. In Mozambique, we are developing the greenfield projects under two concession agreements held by our subsidiary Corredor Logístico Integrado de Nacala S.A. ("CLN"), which will expire in 2043, subject to renewal, and we will rehabilitate existing railroads under a concession held by our subsidiary Corredor de Desenvolvimento do Norte S.A. ("CDN"), which will expire in 2035. In Malawi, we are developing a greenfield railroad under a concession held by our subsidiary Vale Logistics Limited ("VLL"), which will expire in 2041, subject to renewal, and we will rehabilitate existing railroads under a concession held by our subsidiary Central East African Railway Company Limited ("CEAR"), which was extended in 2013 for a 30-year period from the commencement of rail services under VLL's greenfield railway concession. We will also invest in the construction of railway links from Moatize to a new deep water maritime terminal to be built in Nacala-à-Velha by CLN. We continue to consider partnerships for the utilization and potential future development of the Nacala Corridor.

  4.1.2 Ports and maritime terminals

  Brazil

          We operate a port and maritime terminals principally as a means to complete the delivery of our iron ore and iron ore pellets to bulk carrier vessels serving the seaborne market. See Bulk materials—Iron ore pellets—Operations. We also use our port and terminals to handle customers' cargo. In 2013, 1.2% of the cargo handled by our port and terminals represented cargo handled for customers.

          Tubarão Port.    The Tubarão Port, which covers an area of 18 square kilometers, is located near the Vitória Port in the Brazilian state of Espírito Santo and contains the iron ore maritime terminal, which we operate directly, and the Praia Mole Terminal and the Terminal de Produtos Diversos, which are operated by VLI.

  •
  The iron ore maritime terminal has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 405,000 DWT at a time, limited at 23 meters draft. In Pier I there are two ship loaders, which can load up to 13,500 metric tons per hour each. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour continuously. In 2013, 101.6 million metric tons of iron ore and iron ore pellets were shipped through the terminal for us. The iron ore maritime terminal has a storage yard with a capacity of 3.4 million metric tons.

  •
  Praia Mole terminal is principally a coal terminal and handled 9.8 million metric tons in 2013.

  •
  Terminal de Produtos Diversos handled 7.4 million metric tons of grains and fertilizers in 2013.

          Ponta da Madeira maritime terminal.    Our Ponta da Madeira maritime terminal is located near the port of Itaqui, in the Brazilian state of Maranhão. Pier I can accommodate vessels of up to 420,000 DWT and has a maximum loading rate of 16,000 tons per hour. Pier II can accommodate vessels of up to 155,000 DWT and has a maximum loading rate of 8,000 tons per hour. Pier III, which has two berths and three shiploaders, can accommodate vessels of up to 200,000 DWT at the south berth and 180,000 DWT at the north berth (or two vessels of 180,000 DWT simultaneously), subject to tide conditions, and has a maximum loading rate of 8,000 metric tons per hour in each shiploader. Pier IV (south berth) is able to accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 tons per hour. Cargo shipped through our Ponta da Madeira maritime terminal consists principally of our own iron ore production, with the exception of Pier II, which is used for general cargo. Other cargo includes manganese ore produced by us and pig iron and soybeans for unrelated parties. In 2013, 107 million metric tons of iron ore were handled through the terminal. The Ponta da Madeira maritime terminal has a storage yard with a static capacity of 8.9 million tons, which will be expanded to 10.7 million tons.

          Itaguaí maritime terminal—Cia.    Portuária Baía de Sepetiba ("CPBS"). CPBS is a wholly-owned subsidiary that operates the Itaguaí terminal, in the Sepetiba Port, in the Brazilian state of Rio de Janeiro. Itaguaí's maritime terminal has a pier with one berth that allows the loading of ships up to 18 meters of draft and approximately 200,000 DWT of capacity. In 2013, the terminal uploaded 21.9 million metric tons of iron ore.

          Guaíba Island maritime terminal.    We operate a maritime terminal on Guaíba Island in the Sepetiba Bay, in the Brazilian state of Rio de Janeiro. The iron ore terminal has a pier with two berths that allows the loading of ships of up to 350,000 DWT. In 2013, the terminal uploaded 39.9 million metric tons of iron ore.

          Inácio Barbosa maritime terminal ("TMIB").    Vale operates the Inácio Barbosa maritime terminal, located in the Brazilian state of Sergipe. The terminal is owned by Petrobras. Vale and Petrobras are parties to a service agreement that provides for the operation of this terminal by Vale until June 2014. VLI and Petrobras have entered into a consortium agreement that provides for the operation of TMIB by VLI for a 25-year period beginning after all governmental approvals are received. This consortium agreement has been approved by both CADE and the National Agency of Waterway Transportation ("ANTAQ") and is still subject to approval by the Brazilian Secretary of Ports ("SEP").

          Santos maritime terminal ("TIPLAM").    VLI operates a maritime terminal in Santos, in the Brazilian state of São Paulo. The terminal has a pier that is equipped to receive ships of up to 67,000 DWT. In 2013, the terminal handled 2.3 million metric tons of ammonia and bulk solids.

  Argentina

          Vale Logística Argentina S.A. ("Vale Logística Argentina") operates a terminal at the San Nicolas port located in the province of Buenos Aires, Argentina, where Vale Logística Argentina has a permit to use a storage yard covering 20,000 square meters until October 2016 and an agreement with third parties for an extra storage yard of 27,000 square meters. We handled 1.17 million metric tons of iron and manganese ore through this port in 2013, which came from Corumbá, Brazil, via the Paraguay and Paraná rivers, for shipment to Brazilian, Asian and European markets. The loading rate of this port is 15,000 tons per day and the unloading rate is 11,000 tons per day.

  Oman

          Vale Oman Distribuition Center LLC ("VODC") operates a distribution center in Liwa, Sultanate of Oman. The maritime terminal has a 1.4 kilometer deep water jetty, which is integrated with a storage yard that has a throughput capacity to handle 40 Mtpy of iron ore and pellets per year. The loading nominal capacity is 10,000 tons per hour and the unloading nominal capacity is 9,000 tons per hour.

  Indonesia

          PTVI owns and operates two ports in Indonesia to support its nickel mining activities.

  •
  The Balantang Special Port is located in Balantang Village, South Sulawesi, and has two types of piers, with total capacity of 6,000 DWT: a barge slip for barges with capacity of up to 4,000 DWT for dry bulk cargo and a general cargo wharf for vessels of up to 2,000 DWT.

  •
  The Tanjung Mangkasa Special Port is located in Lampia Village, South Sulawesi, with mooring buoys that can accommodate vessels with capacity of up to 20,000 DWT, and a terminal that can accommodate fuel tanker vessels with capacity of up to 2,000 DWT, totaling capacity of 22,000 DWT.

  New Caledonia

          We own and operate a port in Prony Bay, Province Sud, New Caledonia. This port has three terminals, including a passenger ferry terminal able to berth two ships up to 50m long, a dry bulk wharf where vessels of up to 55,000 DWT can unload at a rate of 10,000 tons per day and a general cargo wharf where vessels up to 215m long can berth. The general cargo wharf can move containers at a rate of 10 per hour and liquid fuels (LPG, HFO, Diesel) at a rate of 600 cubic meters per hour, and break-bulk. The port's container yard, covering an area of approximately 13,000 square meters, can receive up to 800 units. A bulk storage yard is linked to the port by a conveyor and has a storage capacity of 90,000 tons of limestone, 95,000 tons of sulfur, and 60,000 tons of coal.

  4.1.3 Shipping

          We continue to develop and operate a low-cost fleet of vessels, comprised of our own ships and ships hired pursuant to medium and long-term contracts, to support our bulk materials business. At the end of 2013, 29 of our vessels were in operation, including 15 Valemax vessels, with a capacity of 400,000 DWT each, and 14 other vessels (capesizes, ore carriers and very large ore carriers) with capacities ranging from150,000 to 250,000 DWT. We also leased 16 Valemax vessels under long-term contracts. We expect the delivery of four more owned Valemax vessels from Chinese shipyard in 2014. To support our iron ore delivery strategy, Vale owns and operates two floating transfer stations in Subic Bay, Philippines that transfer iron ore from Valemax vessels to smaller vessels that deliver the cargo to its destinations. We expect this service to enhance our ability to offer our iron ore products in the Asian market at competitive prices and to increase our market share in China and the global seaborne market. In 2013, we shipped approximately 135 million metric tons of iron ore and pellets on a CFR basis.

          In the Paraná and Paraguay waterway system, we transport iron ore and manganese ores through our subsidiary Transbarge Navegación, which transported 2.09 million tons through the waterway system in 2013, and our subsidiary Vale Logística Argentina, which loaded 1.17 million tons of ore at San Nicolas port into ocean-going vessels in 2013. In 2010, we also purchased two new convoys (two pushers and 32 barges) that will begin operations in 2014.

          We operate a fleet of 24 tug boats in maritime terminals in Brazil, specifically in Vitória (in the state of Espírito Santo), Trombetas and Vila do Conde (in the state of Pará), São Luís (in the state of Maranhão), Mangaratiba (in the state of Rio de Janeiro) and Aracaju (in the state of Sergipe).

  4.2 Energy

          We have developed our energy assets based on the current and projected energy needs of our operations, with the goal of reducing our energy costs and minimizing the risk of energy shortages.

  Brazil

          Energy management and efficient supply in Brazil are priorities for us, given the uncertainties associated with changes in the regulatory environment and the risk of rising electricity prices. In 2013, our installed capacity in Brazil was 1.2 GW. We use the electricity produced by these plants for our internal consumption needs. We currently have stakes in nine hydroelectric power plants and four small hydroelectric power plants in operation. The hydroelectric power plants of Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I, Capim Branco II and Machadinho are located in the Southeastern and Southern regions, and Estreito is located in the Northern region. Once the transactions we have undertaken with CEMIG GT are complete, the joint venture Aliança Geração will hold our and CEMIG GT's interests in the following hydroelectric power plants: Porto Estrela, Igarapava, Funil, Capim Branco I e II, Aimorés and Candonga. See Business Overview—Significant changes in our business—Restructuring our investments in power generation.

          We currently have a 9% stake in Norte Energia, the company established to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará. Upon completion of the transactions we entered into with CEMIG GT, we will indirectly hold a 4.59% stake in Norte Energia through Aliança Norte Energia. Our participation in the Belo Monte project gives us the right to purchase 9% of the electricity generated by the plant, which has already been contracted through a long term power purchase agreement entered into with Norte Energia. This power purchase agreement will not be affected by the transactions described in Business Overview—Significant changes in our business—Restructuring our investments in power generation.

          We also produce palm oil in the Brazilian state of Pará, which will be used to produce biodiesel. The biodiesel will be blended with regular diesel to produce a fuel called B20 (with 20% of biodiesel), which will be used to power our fleet of locomotives, trucks and heavy-duty machinery in the Northern System operations.

  Canada

          In 2013, our wholly-owned and operated hydroelectric power plants in Sudbury generated 20% of the electricity requirements of our Sudbury operations. The power plants consist of five separate generation stations with an installed generator nameplate capacity of 56 MW. The output of the plants is limited by water availability, as well as by constraints imposed by a water management plan regulated by the provincial government of Ontario. Over the course of 2013, average demand for electrical energy was 197 MW to all surface plants and mines in the Sudbury area.

          In 2013, diesel generation provided 100% of the electric requirements of our Voisey's Bay operations. We have six diesel generators on-site, of which normally only four are in operation, producing 12 MW.

  Indonesia

          Energy costs are a significant component of our nickel production costs for the processing of lateritic and saprolitic ores at PTVI operations in Indonesia. A major portion of PTVI's electric furnace power requirements is supplied at a low cost by its three hydroelectric power plants on the Larona River: (i) the Larona plant, which has an average generating capacity of 165 MW, (ii) the Balambano plant, which has an average capacity of 110 MW and (iii) the Karebbe plant, with 90 MW of average generating capacity. These plants help reduce production costs by substituting oil used for power generation with hydroelectric power, reduce CO2 emissions by replacing non-renewable power generation, and enable us to increase our current nickel production capacity in Indonesia.

5.    Other investments

          We own a 50.0% stake in California Steel Industries, Inc. ("CSI"), a producer of flat-rolled steel and pipe products located in the United States. The remainder is owned by JFE Steel. CSI's annual production capacity is approximately 2.8 million metric tons of flat rolled steel and pipe. In addition, we have a 26.9% stake in the ThyssenKrupp Companhia Siderúrgica do Atlântico ("TKCSA") integrated steel slab plant in the Brazilian state of Rio de Janeiro. The plant started operations in 2010, and produced 3.6 Mt in 2013. The plant will ultimately have a production capacity of 5.0 Mtpy and will consume 8.5 million metric tons of iron ore and iron ore pellets per year, supplied exclusively by Vale. We are also involved in two other steel projects in Brazil: Companhia Siderúrgica do Pecém ("CSP"), which is currently under construction, and Aços Laminados do Pará ("Alpa"), which is under review pending discussions with the Brazilian government.

          We own minority interests in two bauxite mining businesses that are both located in Brazil: Mineração Rio do Norte S.A. ("MRN") and Mineração Paragominas S.A. ("Paragominas"). We have agreed to transfer our interests in Paragominas to Hydro in two equal tranches in 2014 and 2016.

          We also have an onshore and offshore hydrocarbon exploration portfolio in Brazil and Peru. This portfolio is under review, and some concessions are being relinquished while others are in the process of being assigned, subject to regulatory approvals.

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

          We periodically revise our reserve estimates when we have new geological data, economic assumptions or mining plans. During 2013, we performed an analysis of our reserve estimates for certain projects and operations, which is reflected in new estimates as of December 31, 2013. Reserve estimates for each operation assume that we either have or expect to obtain all of the necessary rights and permits to mine, extract and process ore reserves at each mine. For some of our operations, the projected exhaustion date includes stockpile reclamation that occurs after mining has ceased. Where we own less than 100% of the operation, reserve estimates have not been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to reserves and reserve estimates, see Risk factors.

          Our reserve estimates are based on certain assumptions about future prices. We have determined that our reported reserves could be economically produced if future prices for the products identified in the following table were equal to the three-year average historical prices through December 31, 2013. For this purpose, we used the three-year historical average prices set forth in the following table.

Commodity	Three-year average historical price	Pricing source
	(US$ per metric ton, unless otherwise stated)
Iron ore:
Vale(1)	144.87	Average Platts IODEX (62% Fe CFR China, US$/dmt)
Samarco(2) 147	166.29	Average realized price for pellets (US$/dmt)
Coal:
Metallurgical—Moatize	187.00	Medium volatile hard coking coal FOB Queensland (source: Platts)
Metallurgical—Integra underground	143.65	Average realized semi hard coking coal price
Metallurgical—Integra open cut	124.98	Average semi soft coking coal realized price
Metallurgical—Carborough Downs	188.20	Average hard coking coal realized price
Metallurgical—Isaac Plains	150.08	Average semi hard coking coal realized price
PCI—Carborough Downs	156.16	Average PCI realized price
PCI—Isaac Plains(3)	141.99	Average PCI realized price
Thermal—Integra open cut	101.00	Average thermal realized price
Thermal—Isaac Plains	93.77	Average thermal realized price
Base metals:
Nickel(4)	8.38	LME Ni (US$/lb)
Copper	3.64	Average realized price (US$/lb)
Nickel by-products:
Platinum	1,590.00	Average realized price (US$/oz)
Palladium	718.00	Average realized price (US$/oz)
Gold	1,543.00	Average realized price (US$/oz)
Cobalt(4)	13.75	99.3% low cobalt metal (US$/lb) (source: Metal Bulletin)
Fertilizer nutrients:
Phosphate	174.00	Average benchmark price for phosphate concentrate, FOB Morocco (source: Fertilizer Week)
Potash	425	Average benchmark price for potash, FOB Vancouver (source: Fertilizer Week)
Manganese(5):
Manganese lump ore	203.72	Average realized price (US$/dmt)
Manganese sinter feed	179.35	Average realized price (US$/dmt)

(1)
The economic assessment of our iron ore reserves is based on the average Platts IODEX prices, as adjusted to reflect the effects of freight, moisture and the quality premium for our iron ore.
(2)
US$ per dry metric ton of iron ore pellets is used for pricing at Samarco.
(3)
Both semi soft coking coal (SSCC) and PCI are considered the same product at the operation in compiling the average three yearly sales price.
(4)
Premiums (or discounts) are applied to the nickel and cobalt spot prices at certain operations to derive realized prices. These premiums (or discounts) are based on product form, long-term contracts, packaging and market conditions.
(5)
Prices mostly on a Delivery Duty Unpaid (DDU) China basis.

Iron ore reserves

          The following tables set forth our iron ore reserves and other information about our iron ore mines. Total iron ore reserves increased 10% from 2012 to 2013, reflecting new reserves from the Capanema and Conta História deposits and the updated geological and reserve models to incorporate new cutoff limits and drilling data for deposits at Alegria, Fábrica Nova and Fazendão (Southeastern System). In addition, we included reserves supported by a new process to treat hard itabirites from Galinheiro and Sapecado (Southern System). Other modifications reflect depletion from 2013 operations.

	Summary of total iron ore reserves(1)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System	2,112.0	48.0	3,135.7	45.5	5,247.7	46.5	3,318.3	49.1
Southern System	2,081.2	45.7	3,518.4	43.6	5,599.6	44.4	5,435.4	44.8
Midwestern System	6.6	62.8	24.8	62.2	31.4	62.3	33.6	62.2
Northern System	4,760.5	66.7	2,423.4	66.6	7,184.0	66.7	7,278.2	66.7

Vale Total	8,960.3	57.4	9,102.3	50.5	18,062.7	53.9	16,065.5	55.6

Samarco(2)	1,867.7	40.1	1,078.4	38.8	2,946.1	39.7	2,976.5	39.7

Total	10,828.0	54.4	10,180.7	49.2	21,008.8	51.9	19,042.0	53.1

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture contents: Southeastern System 4.1%; Southern System 4.2%; Midwestern System 5.9%; Northern System 6.0%; and Samarco 6.5%. Grade is % of Fe.
(2)
Reserves of Samarco's Alegria iron ore mines. Our equity interest in Samarco is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.

	Iron ore reserves per mine in the Southeastern System(1)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Itabira site
Conceição	482.4	45.8	102.4	47.7	584.8	46.1	607.5	46.3
Minas do Meio	202.7	51.5	69.8	48.8	272.6	50.8	295.7	50.8
Minas Centrais site
Água Limpa(2)	20.3	42.0	6.7	42.7	27.0	42.2	33.0	42.2
Brucutu	210.1	50.4	260.3	48.3	470.3	49.3	501.4	49.5
Apolo	292.4	57.4	339.7	55.1	632.1	56.1	632.1	56.1
Mariana site
Alegria	213.3	46.3	143.5	44.0	356.8	45.4	157.8	48.3
Fábrica Nova	379.2	43.6	779.1	40.9	1,158.3	41.8	770.9	44.7
Fazendão	311.6	45.7	307.6	40.7	619.2	43.2	319.8	49.9
Capanema	–	–	610.7	47.1	610.7	47.1	–	–
Conta História	–	–	515.9	45.4	515.9	45.4	–	–

Total Southeastern System	2,112.0	48.0	3,135.7	45.5	5,247.7	46.5	3,318.3	49.1

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture contents: Itabira site 1.5%; Minas Centrais site 6.8%; Mariana site 3.9%. Grade is % of Fe. Approximate drill hole spacings used to classify the reserves were: 100m × 100m to proven reserves and 200m × 200m to probable reserves.
(2)
Vale's equity interest in Água Limpa is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.

	Iron ore reserves per mine in the Southern System(1)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Minas Itabiritos site
Segredo	147.6	51.6	98.0	44.3	245.5	48.7	249.2	48.8
João Pereira	648.5	41.0	338.2	40.8	986.7	40.9	1,011.2	41.1
Sapecado	345.1	45.1	261.5	42.6	606.6	44.0	550.0	44.8
Galinheiro	260.9	45.6	892.8	43.5	1,153.8	44.0	973.6	44.7
Vargem Grande site
Tamanduá	52.7	59.9	350.0	47.5	402.8	49.2	412.3	49.4
Capitão do Mato	229.1	51.2	957.4	45.3	1,186.5	46.5	1,198.1	46.7
Abóboras	314.9	41.8	602.3	40.1	917.1	40.7	924.6	40.8
Paraopeba site
Jangada	23.0	66.7	12.7	66.4	35.7	66.6	43.1	66.6
Capão Xavier	59.4	65.0	5.5.	64.1	64.9	65.0	73.3	65.0

Total Southern System	2,081.2	45.7	3,518.4	43.6	5,599.6	44.4	5,435.4	44.8

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine. Grade is % of Fe, based on the following moisture contents: Minas Itabiritos site 5.1%; Vargem Grande site 3.2%; Paraopeba site 3.7%. Approximate drill hole spacings used to classify the reserves were: 100m × 100m to proven reserves and 200m × 200m to probable reserves.

	Iron ore reserves per mine in the Midwestern System(1)(2)(3)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Urucum	6.6	62.8	24.8	62.2	31.4	62.3	33.6	62.2

Total Midwestern System	6.6	62.8	24.8	62.2	31.4	62.3	33.6	62.2

(1)
The Midwestern System is comprised of the Urucum and Corumbá mines.
(2)
We are conducting a review of Corumbá's reserve estimate, which we expect to disclose in the next cycle.
(3)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture contents: 5.9%. Grade is % of Fe. Approximate drill hole spacings used to classify the reserves were: 70m × 70m to proven reserves and 140m × 140m to probable reserves.

	Iron ore reserves per mine in the Northern System(1)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Serra Norte site
N4W	1,099.6	66.5	275.1	66.1	1,374.7	66.5	1,405.5	66.5
N4E	240.8	66.5	84.4	66.0	325.2	66.4	345.1	66.4
N5	231.3	67.0	705.8	67.3	937.1	67.2	980.6	67.2
Serra Sul
S11	3,045.8	66.8	1,193.7	66.7	4,239.6	66.7	4,239.6	66.7
Serra Leste
SL1	143.0	65.7	164.4	65.1	307.4	65.4	307.4	65.4

Total Northern System	4,760.5	66.7	2,423.4	66.6	7,184.0	66.7	7,278.2	66.7

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture contents: Serra Norte 8.3%; Serra Sul 4.6%; Serra Leste 4.3%. Grade is % of Fe. Approximate drill hole spacings used to classify the reserves were: 150m × 100m to proven reserves and 300m × 200m to probable reserves, except SL1 which is 100m × 100m to proven reserves and 200m × 200m to probable reserves.

	Iron ore reserves per Samarco(1)(2)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Samarco
Alegria Norte/Centro	1,058.1	42.0	704.2	40.2	1,762.3	41.3	1,780.5	41.4
Alegria Sul	750.8	37.6	352.8	36.1	1,103.6	37.1	1,115.8	37.1
Germano	58.8	39.7	21.4	39.8	80.2	39.8	80.2	39.8

Total Samarco	1,867.7	40.1	1,078.4	38.8	2,946.1	39.7	2,976.5	39.7

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine based on moisture content of 6.5%. Grade is % of Fe. Approximate drill hole spacings used to classify the reserves were: Alegria Norte/Centro, 150m × 100m to proven reserves and 300m × 200m to probable reserves; Alegria Sul, 100m × 100m to proven reserves and 200m × 200m to probable reserves.
(2)
Vale's equity interest in Samarco mines is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.

	Southeastern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Itabira site
Conceição	Open pit	1957	2025	100.0
Minas do Meio	Open pit	1976	2022	100.0
Minas Centrais site
Água Limpa	Open pit	2000	2016	50.0
Brucutu	Open pit	1994	2023	100.0
Apolo	Open pit	–	2038	100.0
Mariana site
Alegria	Open pit	2000	2033	100.0
Fábrica Nova	Open pit	2005	2040	100.0
Fazendão	Open pit	1976	2048	100.0
Capanema	Open pit	–	2057	100.0
Conta História	Open pit	–	2052	100.0

	Southern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Minas Itabiritos site
Segredo	Open pit	2003	2047	100.0
João Pereira	Open pit	2003	2046	100.0
Sapecado	Open pit	1942	2047	100.0
Galinheiro	Open pit	1942	2047	100.0
Vargem Grande site
Tamandu	Open pit	1993	2038	100.0
Capitão do Mato	Open pit	1997	2058	100.0
Abóboras	Open pit	2004	2050	100.0
Paraopeba site
Jangada	Open pit	2001	2018	100.0
Capão Xavier	Open pit	2004	2018	100.0

	Midwestern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Urucum	Open pit	1994	2029	100.0

	Northern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Serra Norte
N4W	Open pit	1994	2032	100.0
N4E	Open pit	1984	2028	100.0
N5	Open pit	1998	2035	100.0
Serra Sul
S11	Open pit	–	2064	100.0
Serra Leste
SL1	Open pit	–	2065	100.0

	Samarco iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Samarco
Alegria Norte/Centro	Open pit	2000	2053	50.0
Alegria Sul	Open pit	2000	2053	50.0
Germano	Open pit	–	2037	50.0

Manganese ore reserves

          The following tables set forth manganese reserves and other information about our mines. Total manganese reserves increased 2% from 2012 to 2013. This increase in Urucum's reserves in 2013 reflects an updated geological model to incorporate new drilling data and an additional seam.

	Manganese ore reserves(1)(2)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Azul	30.1	40.3	7.8	39.5	37.9	40.1	42.0	40.2
Urucum	9.8	46.2	1.8	46.5	11.6	46.3	5.9	45.1
Morro da Mina	8.7	25.3	5.7	24.8	14.4	25.1	14.6	25.1

Total	48.6	38.8	15.3	34.9	63.9	37.9	62.5	37.1

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine. Grade is % of Mn.
(2)
The average moisture of the manganese ore reserves is: Azul (16.2%), Urucum (4.2%), Morro da Mina (3.4%).

	Manganese ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Azul	Open pit	1985	2022	100.0
Urucum	Underground	1976	2026	100.0
Morro da Mina	Open pit	1902	2053	100.0

Coal reserves

          Our coal reserve estimates have been provided on an in-place material basis after adjustments for depletion, moisture content, anticipated mining losses and dilution, but excluding any adjustment for losses associated with beneficiation of raw coal mined to meet saleable product requirements.

	Coal ore reserves(1)
	ROM(2)
								Marketable Reserves(3)
		Proven – 2013	Probable – 2013
	Coal type			Total – 2013		Total – 2012		2013	2012
		(tonnage)		(tonnage)	(calorific value)	(tonnage)	(calorific value)	(tonnage)	(tonnage)
Integra Coal:
Integra Open-cut	Metallurgical & thermal	14.9	4.5	19.4	29.7 (thermal)	21	30.1	10.1	10.9
Integra Underground—Middle Liddell Seam	Metallurgical	0.6	6.3	6.9	–	8.7	–	4.7	5.7
Integra Underground—Hebden Seam	Metallurgical	0.0	29.5	29.5	–	30.8	–	20.6	2.8

Total Integra Coal		15.5	40.3	55.8	–	60.5	–	35.4	19.4

Carborough Downs—Underground(4)	Metallurgical & PCI	24.0	2.8	26.8	31.2 (PCI)	27.5	31.2 (PCI)	17.4	18.9
Isaac Plains North Open Cut	Metallurgical, PCI &	10.7	0.1	10.8	30.1 (PCI)	15.5	30.1 (PCI)	8.2	11.9
	thermal				28.3 (thermal)		28.3 (thermal)
Moatize	Metallurgical & thermal l	288.8	1,148.2	1,437.0		1,498.6	25.9	515.0	537.1

Total		339	1,191.4	1,530.4		1,602.1		576.0	605.3

(1)
The reserves stated above by deposit are on a 100% shareholding basis. Vale's ownership interest in accordance with the table below should be used to calculate the portion of reserves directly attributable to Vale.
(2)
Tonnage is stated in millions of metric tons. Reserves are reported on a variable basis in regard to moisture: Integra Open Cut on ROM estimated basis, Integra Underground on ROM estimated basis, Carborough Downs on air dried basis, and Isaac Plains North on ROM estimated basis + 2%.Moatize is reported on in situ 6.5% moisture basis. Calorific value of product coal derived from beneficiation of ROM coal is typically stated in MJ/kg. Calorific value is used in marketing thermal and PCI coals.
(3)
Tonnage is stated in millions of metric tons.
(4)
In calculating reserves, gas drainage is assumed to have been completed in accordance with the mine plan. Reduced reserves reflect the omission of certain blocks and related development as a result of adverse economic conditions.

          Reserves at Integra Open Cut, the Middle Liddell Seam for Integra Underground, Carborough Downs and Isaac Plains decreased in 2013 mainly due to depletion. Reserves for the Hebden Seam for Integra Underground decreased slightly following an update to the reserve model. Total Moatize ROM reserves decreased 4.1% from 2012 to 2013 reflecting depletion and adjustments due to the revised land use license agreement.

	Coal mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Integra Coal:
Open-cut	Open pit	1991	2021	61.2
Middle Liddell Seam	Underground	1999	2016	61.2
Hebden Seam	Underground	–	2031	61.2
Carborough Downs	Underground	2006	2020	85.0
Isaac Plains	Open pit	2006	2017	50.0
Moatize	Open pit	2011	2042	95.0

Nickel ore reserves

          Our nickel reserve estimates are of in-place material after adjustments for depletion and mining losses (or screening and drying in the cases of PTVI and VNC) and recoveries, with no adjustments made for metal losses due to processing.

	Nickel ore reserves(1)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	52.4	1.26	49.0	1.23	101.4	1.25	97.9	1.16
Thompson	3.9	2.03	20.0	1.70	23.9	1.75	25.6	1.74
Voisey's Bay	14.0	2.77	3.2	0.67	17.2	2.38	19.5	2.43
Indonesia
PTVI	94.2	1.81	33.3	1.74	127.5	1.79	104.8	1.78
New Caledonia
VNC	57.2	1.34	67.0	1.49	124.2	1.42	122.5	1.44
Brazil
Onça Puma	57.3	1.74	38.1	1.41	95.3	1.61	82.4	1.52

Total	279.0	1.65	210.6	1.46	489.5	1.57	452.7	1.53

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of nickel.

          In Canada, reserves at our Sudbury operations increased due primarily to mineral reserve additions at Copper Cliff Mine, specifically from Kelly Lake and 178 orebodies. Reserves at our Thompson and Voisey's Bay operations decreased due to depletions. Mineral reserves at PTVI increased mainly due to the addition of new block reserves, which was partially offset by losses caused by depletion, pit designs and updates to ore block models. Mineral reserves at VNC increased slightly due to the conversion of mineral resources to mineral reserves in the north portion of the Goro Plateau. Reserves at Onça Puma increased due to mine optimization work, including a new mine dilution strategy.

	Nickel ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Thompson	Underground	1961	2033	100.0
Voisey's Bay	Open pit	2005	2022	100.0
Indonesia
PTVI	Open pit	1977	2035	59.3
New Caledonia
VNC	Open pit	2011	2043	80.5
Brazil
Onça Puma	Open pit	2011	2054	100.0

Copper ore reserves

          Our copper reserve estimates are of in-place material after adjustments for depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Copper ore reserves(1)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	52.4	1.70	49.0	1.32	101.4	1.51	97.9	1.48
Voisey's Bay	14.0	1.56	3.2	0.37	17.2	1.34	19.5	1.36
Brazil
Sossego	121.7	0.78	15.8	0.70	137.5	0.77	150.7	0.79
Salobo	641.6	0.76	494.8	0.64	1,136.4	0.71	1,122.6	0.72

Total	829.7	0.84	562.8	0.70	1,392.5	0.78	1,390.7	0.79

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of copper.

          In Canada, our copper ore reserve estimates at our Sudbury operations increased. At our Voisey's Bay operations, reserves decreased for the same reasons discussed above in connection with the nickel reserves. This is because these deposits are polymetallic. In Brazil, reserves at Sossego decreased compared to 2012 due to mine depletions. The increase of reserves at Salobo is due to cutoff grade changes and an improved pit design.

	Copper ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Voisey's Bay	Open pit	2005	2022	100.0
Brazil
Sossego	Open pit	2004	2024	100.0
Salobo	Open pit	2012	2065	100.0

PGMs and other precious metals reserves

          We expect to recover significant quantities of precious metals as by-products of our Sudbury, Sossego and Salobo operations. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Precious metals reserves(1)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury
Platinum	52.4	0.8	49.0	1.1	101.4	0.9	97.9	0.8
Palladium	52.4	1.0	49.0	1.3	101.4	1.1	97.9	1.0
Gold	52.4	0.4	49.0	0.4	101.4	0.4	97.9	0.4
Brazil
Sossego
Gold	121.7	0.2	15.8	0.2	137.5	0.2	150.68	0.2
Salobo
Gold	641.6	0.4	494.8	0.3	1,136.4	0.4	1,122.6	0.4

Total—Gold	920.5	0.4	657.6	0.4	1,578.1	0.5	1,567.0	0.4

(1)
Tonnage is stated in millions of dry metric tons. Grade is grams per dry metric ton.

          In Sudbury our mineral reserve estimates for platinum, palladium and gold increased for the reasons discussed above in connection with the nickel reserves. In Brazil, reserves at Sossego decreased from last year due to mine depletions. The increase of reserves at Salobo is due to cutoff grade changes and an improved pit design.

	Precious metals mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Brazil
Sossego	Open pit	2004	2024	100.0
Salobo	Open pit	2012	2065	100.0

Cobalt ore reserves

          We expect to recover significant quantities of cobalt as a by-product of our Canadian operations and from the VNC project. Our cobalt reserve estimates are of in-place material after adjustments for depletion and mining losses (or screening in the case of VNC) and recoveries, with no adjustments made for metal losses due to processing.

	Cobalt ore reserves(1)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	52.4	0.04	49.0	0.04	101.4	0.04	97.9	0.04
Voisey's Bay	14.0	0.13	3.2	0.03	17.2	0.11	19.5	0.12
New Caledonia
VNC	57.2	0.12	67.0	0.11	124.2	0.11	122.5	0.11

Total	123.6	0.09	119.2	0.08	242.8	0.08	239.9	0.08

(1)
Tonnage is stated in millions of metric tons. Grade is % of cobalt.

          Our cobalt reserve estimates increased in 2013 for the reasons discussed above in connection with the nickel reserves.

	Cobalt ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Voisey's Bay	Open pit	2005	2022	100.0
New Caledonia
VNC	Open pit	2011	2043	80.5

Phosphate reserves

          Our phosphate reserve estimates reflect mine production and sales in 2013. Reserves at Bayovar increased by 84% due to the inclusion of two additional phosphate seams in the mining plan and a new mining strategy that uses a higher dilution in order to maximize recovery. Our phosphate reserves estimates are of in-place material after adjustments for mining dilution.

	Phosphate reserves(1)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Bayóvar	166.0	16.3	249.9	14.9	415.9	15.5	225.4	17.2
Catalão	44.5	10.5	8.3	10.2	52.8	10.4	57.9	10.6
Tapira	235.6	7.1	445.4	6.7	680.9	6.8	691.2	6.8
Araxá(2)	89.2	12.0	42.8	11.0	132.1	11.7	138.6	11.6
Cajati	68.0	5.6	46.4	4.7	114.4	5.2	120.0	5.2
Salitre	–	–	205.7	11.4	205.7	11.4	205.7	11.4

Total	603.3	10.4	998.5	9.8	1601.8	10.1	1438.8	9.58

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of P2O5.
(2)
Proven reserves of secondary ore for Araxá were reclassified as probable reserves as a result of new process flowsheet development.

	Phosphate rock ore mine
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Bayóvar	Open pit	2010	2045	40.0(1)
Catalão	Open pit	1982	2020	100.0
Tapira	Open pit	1979	2054	100.0
Araxá	Open pit	1977	2027	100.0
Cajati	Open pit	1970	2035	100.0
Salitre	Open pit	–	2033	100.0

(1)
Vale holds 51% of the voting capital and 40% of the total capital of MVM Resources International, B.V., the entity that controls Bayóvar.

Potash ore reserves

          Our reserve estimates are of in-place material after adjustments for depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. Tonnage at Taquari-Vassouras increased by 32% due to a new mine design, with higher dilution to maximize ore recovery and which reduces the cutoff grade to have a higher volume of products. Our total potash reserves also increased due to the inclusion of Carnalita Project, located at Sergipe state, Brazil, which is still subject to approval of our Board of Directors.

	Potash ore reserves(1)(2)
	Proven – 2013		Probable – 2013		Total – 2013		Total – 2012
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Taquari-Vassouras(3)	7.8	26.0	5.1	21.1	12.9	24.1	9.8	28.0
Carnalita Project(4)	247.1	12.1	54.1	12.1	301.5	12.1	–

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of KCl.
(2)
Tonnage is before processing recovery.
(3)
Silvinite potash reserves.
(4)
Carnalite potash reserves.

	Potash ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Taquari-Vassouras(1)	Underground	1986	2018	100.0
Carnalita Project	Solution mining	–	2042	100.0

(1)
We have a 30-year lease with Petrobras, which was signed in 2012.

CAPITAL EXPENDITURES

          We have an extensive program of investments in the organic growth of our businesses. The figures discussed in this section are for project execution and sustaining existing operations.

          The 2014 investment budget approved by our Board of Directors is US$9.3 billion for project execution, reflecting a 8.2% decrease compared to the 2013 investment budget, and US$4.5 billion for sustaining existing operations, reflecting a 11.1% decrease compared to 2013. These decreases reflect stricter discipline in capital allocation, a stronger focus on maximizing efficiency and minimizing costs and a future project pipeline that is smaller, but with higher potential to generate substantial value for our shareholders.

          A large part of the capital expenditure budget will be invested in Brazil (62.7%) and in Mozambique (22.2%). The remainder has been allocated to investments in Australia, Canada, China, Indonesia, Malaysia, Malawi, New Caledonia and Peru, among other countries.

	2012 expenditures	2013 expenditures	2014 budget
	(US$ million)	(US$ million)	(US$ million)	(% of total)
Project execution	11,580	9,648	9,299	67.2%
Investments to sustain existing operations	4,616	4,585	4,547	32.8%

Total	US$16,196	US$14,233	US$13,847	100.0%

          The following table summarizes by major business area the breakdown of our capital expenditures in 2012 and 2013 and our investment budget for 2014.

	2012		2013		2014 budget
	(US$ million)	(% of total)	(US$ million)	(% of total)	(US$ million)	(% of total)
Ferrous minerals	7,882	48.7	7,150	50.3	8,313	60.0
Coal	1,150	7.1	1,511	10.6	2,779	20.1
Base metals	3,693	22.8	3,027	21.3	1,813	13.1
Fertilizer nutrients	1,836	11.3	1,159	8.1	452	3.3
Logistics for general cargo(1)	592	3.7	603	4.2	-	-
Energy	292	1.8	214	1.5	188	1.4
Steel	348	2.1	315	2.2	264	1.9
Other	403	2.5	254	1.8	37	0.3

Total	US$16,196	100.0%	US$14,233	100.0%	US$13,847	100.0%

(1)
Investments in logistics dedicated to a particular business segment are included with that segment in our capital expenditure data. In 2014, we excluded logistics for general cargo from the total budget.

          We are developing a focused organic growth portfolio, with fewer projects but with higher expected rates of return. Our main initiatives are responsible for 83% of the US$9.3 billion budgeted for project execution in 2014. These programs include:

  •
  The expansion of our top-quality integrated iron ore operations in Carajás, with 2014 budgeted expenditures in the amount of US$3.3 billion, consisting of S11D, CLN S11D, Serra Leste projects and the conclusion of Carajás plant 2 (formerly known as Additional 40 Mtpy) and CLN 150;

  •
  Construction and ramp-up of our world-class integrated Moatize/Nacala coal operation, with 2014 budgeted expenditures in the amount of US$2.6 billion;

  •
  Capacity replacement, increase and quality improvement in the iron ore from the Southern and Southeastern Systems, with 2014 budgeted expenditures in the amount of US$1.1 billion, including the Conceição Itabiritos II, Vargem Grande Itabiritos, Cauê Itabiritos projects and the conclusion of Conceição Itabiritos;

  •
  Global distribution network of iron ore in the amount of US$436 million, including investments in the construction of the Teluk Rubiah distribution center (in the amount of US$278 million), vessels (in the amount of US$155 million) and barges (in the amount of US$3 million); and

  •
  Salobo II, with 2014 budgeted expenditures in the amount of US$332 million, which will increase our production of copper and gold.

          The following table sets forth total expenditures in 2013 for our main investment projects and expenditures budgeted for those projects in 2014, together with estimated total expenditures for each project and the estimated start-up date of each project as of December 31, 2013.

			Executed CAPEX		Expected CAPEX
		Actual or Estimated Start-up
Business area	Main projects(1)		2013(2)	Total	2014	Total(3)
			(US$ million)
Iron ore	Carajás Plant 2(4)	2H13	547	3,020	174	3,475
	Carajás Serra Sul S11D	2H16	818	2,631	1,091	8,089
	CLN 150(4)	2H13	518	3,778	69	3,931
	CLN S11D	1H14 to 2H18	696	1,156	1,914	11,582
	Serra Leste	2H14	140	432	34	478
	Conceição Itabiritos(4)	2H13	249	1,030	73	1,174
	Vargem Grande Itabiritos	2H14	376	1,292	376	1,910
	Conceição Itabiritos II	2H14	228	652	240	1,189
	Cauê Itabiritos	2H15	233	353	373	1,504
	Teluk Rubiah	2H14	490	1,003	278	1,371
Pellet plants	Tubarão VIII	1H14	194	1,084	154	1,321
Coal mining and logistics	Moatize II	2H15	383	839	761	2,068
	Nacala Corridor	2H14	932	1,341	1,812	4,444
Copper mining	Salobo II	1H14	294	1,054	332	1,707
Nickel mining and refining	Long Harbour(5)	1H14	1,030	4,186	40	4,250
	Totten(4)	2H13	172	712	47	759
Steelmaking	CSP(6)	2H15	297	873	197	2,570

(1)
Projects approved by the Board of Directors.
(2)
All figures presented on a cash basis.
(3)
Estimated total capital expenditure cost for each project, including expenditures in prior periods.
(4)
Projects delivered in 2013.
(5)
We completed the construction in 2013, have initiated commissioning activities and expect to commence production in the second quarter of 2014.
(6)
Expected CAPEX and funding is relative to Vale's stake in the project.

          The paragraphs below describe the status of each project as of December 31, 2013 and have not been updated to reflect any developments after that date.

Bulk materials and logistics projects

Iron ore mining and logistics projects:

  •
  Carajás Serra Sul S11D.    Development of a mine and processing plant, located in the southern range of Carajás, in the Brazilian state of Pará. The project has an estimated nominal capacity of 90 Mtpy. We are continuing the off-site electromechanical assembly of modules. We received the installation license in July 2013. The project is 48% complete, with total realized expenditures of US$2.6 billion. The start-up is expected in the second half of 2016.

  •
  CLN S11D.    Increase in the logistics capacity of the Northern System to support the S11D project, including the duplication of approximately 570 km of railway, construction of a rail spur with 101 km, acquisition of wagons and locomotives and onshore and offshore expansions at Ponta da Madeira maritime terminal. This project is expected to increase EFC's estimated nominal logistics capacity to approximately 230 Mtpy. We have obtained the environmental installation license and the authorization from ANTT for civil works required for the construction. Earthworks for railway duplication and civil works of the rail spur to connect the mine to the EFC are in progress. The project is 13% complete, with total realized expenditures of US$1.2 billion. The start-up is expected from the first half of 2014 to second half of 2018.

  •
  Serra Leste.    Construction of a new processing plant located in Carajás, in the Brazilian state of Pará. The project has an estimated nominal capacity of 6 Mtpy. The installation license has already been issued. We have concluded eletromechanical assembly of the substation and energizing the processing plant, and we have intiated the pre-stripping and commissioning of the iron ore treatment facility. The project is 78% complete, with total realized expenditures of US$432 million. The start-up is expected in the second half of 2014.

  •
  Vargem Grande Itabiritos.    Construction of a new iron ore treatment plant in the Southern System, with an estimated nominal additional capacity of 10 Mtpy. We are currently assembling steel structures and equipment for the iron ore beneficiation plant and conducting civil works for the long distance conveyor belt and Andaime railway terminal. We expect to receive the environmental operating license in the second half of 2014. The project is 80% complete, with total realized expenditures of US$1.3 billion. The start-up is expected in the second half of 2014.

  •
  Conceição Itabiritos II.    Adaptation of the plant to process low-grade itabirites, located in the Southeastern System. The project has an estimated nominal capacity of 19 Mtpy, without net additional capacity. We have completed the assembly of steel structures of the flotation cells and civil works for the ball mill with feed type system. We are currently conducting civil engineering work and steel structure and equipment electromechanical assembly. The project is 79% complete, with total realized expenditures of US$652 million. The start-up is expected in the second half of 2014.

  •
  Cauê Itabiritos.    Adaptation of the plant to process low-grade itabirites, located in the Southeastern System. The project has an estimated nominal capacity of 24 Mtpy, with net additional capacity of 4 Mtpy in 2017. We have started the electromechanical assembly of the quaternary screening and grinding. We are conducting civil works and have received the steel structure and equipment. The project is 47% complete, with total realized expenditures of US$353 million. The start-up is expected in the second half of 2015.

  •
  Teluk Rubiah.    Construction of a distribution center in Teluk Rubiah, Malaysia, with a private jetty with enough depth to receive 400,000 DWT vessels and a storage yard. The distribution center will have a throughput of 30 Mtpy of iron ore products. The import system is already commissioned and ready to receive the first vessel. The preliminary, construction and installation environmental licenses have been issued. The operating license is expected to be issued in the first half of 2014. The project is 94% complete, with total realized expenditures of US$1.0 billion. The start-up of the integrated system (import and export systems) is expected in the second half of 2014.

Pellet plant projects:

  •
  Tubarão VIII.    Eighth pellet plant at our existing complex at the Tubarão Port, Espírito Santo, Brazil, with expected production capacity of 7.5 Mtpy. We have performed tests with pelletizing cargo and are in the final stage of the commissioning activities. We expect to receive the operating license in the first half of 2014. The plant is 95% complete, with total realized expenditures of US$1.1 billion. The start-up is expected in the first half of 2014.

Coal mining and logistics projects:

  •
  Moatize II.    New pit and duplication of the Moatize coal handling processing plant (CHPP), as well as all related infrastructure, located in Tete, Mozambique. The project will increase Moatize's total nominal capacity to 22 Mtpy, mostly comprised of coking coal. We concluded earthworks and are well advanced in civil works, with concrete foundations at the primary crusher, CHPP and heavy duty vehicles area. The project is 53% complete, with total realized expenditures of US$839 million. The start-up is expected in the second half of 2015.

  •
  Nacala Corridor.    Railway and port infrastructure connecting Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. The total realized expenditures is US$1.3 billion. The greenfield sections in Mozambique and Malawi are 56% complete, and the first train is expected to be operational by the end of 2014 with rail capacity at 11 Mtpy. Construction on rehabilitating existing railway sections will extend through 2016 and increase capacity up to 18 Mtpy.

Base metals projects

Copper mining project:

  •
  Salobo II.    Salobo expansion, raising of the tailing dam height and increasing the mine capacity, located in Marabá, in the Brazilian state of Pará. The project is expected to provide an additional estimated nominal capacity of 100,000 tpy of copper in concentrate. We have concluded testing of the pipes from the filtering facility and are progressing on the electromechanical assembly of the plant. The project is 93% complete, with total realized expenditures of US$1.1 billion. The start-up is expected in the first half of 2014.

Steel projects

  •
  Companhia Siderúrgica do Pecém ("CSP").    Construction of a steel slab plant in the Brazilian state of Ceará in partnership with Dongkuk Steel Mill Co. and Posco, two major steel producers in South Korea. The project will have an estimated nominal capacity of 3.0 Mtpy. Vale holds 50% of the joint venture. The civil construction and electromechanical work are in progress. We have already obtained preliminary and installation environmental licenses. US$873 million of expenditures have been realized. The start-up is expected in the second half of 2015.

REGULATORY MATTERS

          We are subject to a wide range of governmental regulation in all the jurisdictions in which we operate worldwide. The following discussion summarizes the kinds of regulation that have the most significant impact on our operations.

Mining rights and regulation of mining activities

          Mining and mineral processing are subject to extensive regulation. In order to conduct these activities, we are generally required to obtain and maintain some form of governmental or private permits, which may include concessions, licenses, claims, tenements, leases or permits (all of which we refer to below as "concessions"). The legal and regulatory regime applicable to the mining industry and governing concessions differs among jurisdictions, often in important ways. In most jurisdictions, including Brazil, mineral resources belong to the State and may only be exploited pursuant to a governmental concession. In other jurisdictions, such as Ontario in Canada, a substantial part of our mining operations is conducted pursuant to mining rights we own (private permits). Government agencies are typically in charge of granting mining concessions and monitoring compliance with mining law and regulations.

          The table below summarizes our principal concessions and other similar rights. In addition to the concessions described below, we have exploration licenses and exploration applications covering 5.63 million hectares in Brazil and 10.6 million hectares in other countries.

Location	Concession or other right	Approximate area covered (in hectares)	Expiration date
Brazil	Mining concessions (including applications)	662,076	Indefinite

Canada	Mining concessions (terminology varies among provinces)	279,977	2014-2034

Indonesia(1)	Contract of work	190,510	2025

Australia	Mining leases	19,209	2015-2041

New Caledonia	Mining concessions	21,269	2015-2051

Peru(2)	Mining concessions	154,867	Indefinite

Argentina	Mining concessions	161,628	Indefinite

Chile	Mining concessions	71,433	Indefinite

Mozambique(3)	Mining concessions	23,780	2032

Guinea	Mining concessions	102,400	2035

(1)
May be entitled to at least one 10-year extension.
(2)
The area reported reflects only licenses involving mining activities.
(3)
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

          There are several proposed or recently adopted changes in mining legislation and regulations in the jurisdiction where we have operations that could materially affect us. These include the following:

  •
  Brazil.    In June 2013, the Brazilian government sent to Congress a bill with proposed changes to the Brazilian mining law. This bill provides for: the preservation of the main provisions for existing mining rights as of the date of its enactment; a new royalties regime; a new regime for mining concessions; and the creation of a mining agency. The bill is under discussion in Congress.

  •
  Indonesia.    A mining law that came into effect in 2009 introduced a new licensing regime (Ijin Usaha Pertambangan, or IUP) and called for certain adjustments to, and ultimate replacement of, existing mining contracts with the Indonesian government. Regulations implementing that law have gradually been promulgated by the government, but more are expected in 2014. PTVI does not currently hold any licenses under the IUP regime. As required by the 2009 mining law, PTVI started the renegotiation of its contract of work in 2012, which is expected to be completed in the first half of 2014. The Indonesian government seeks to renegotiate six strategic issues with each contract of work holder: (1) size of the concession area; (2) term and form of contract extension; (3) financial obligations (royalties and taxes); (4) divestment; (5) domestic processing and refining; and (6) priority use of domestic goods and services. See additional comments below on mining royalties.

  •
  New Caledonia.    A mining law passed in 2009 requires mining projects to obtain authorization, rather than a declaration, from governmental authorities. We submitted an updated application for this authorization in March 2014. While under the law the authorities may take up to three years to issue the authorization, we currently expect to receive it within the next twelve months. Our existing mining declaration will remain valid and effective until our application is approved. Although we believe it is unlikely that our application will be rejected, the authorities may impose new conditions in connection with the authorization. The local authorities of New Caledonia proposed the creation of a protected wetland area, which will cover 27% of the surface area of the total VNC tenements and could affect potential mining activities. The proposed protected wetland area boundary also overlaps with the footprint of the next tailings storage facility, which may result in additional capital costs.

  •
  Guinea.    We own a 51% interest in VBG—Vale BSGR Limited, which holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. VBG has also made an application for concession rights over Simandou North Blocks 1 & 2 and is awaiting a determination from the Government of Guinea. VBG has suspended work pending the outcome of the review of its concession described below.

  A mining code adopted in 2011 and amended in 2013 imposes on all iron ore mining projects a requirement for 15% government participation free of charge, and allows the government to purchase an additional 20% stake. The mining code has also introduced more stringent requirements for all mining companies with existing operations in Guinea, including as regards mining tax, customs duties, employment, training, transparency and anti-corruption obligations. The 2013 amendments, which were aimed at addressing certain legal uncertainties created by the 2011 mining code, introduced new restrictive rules on matters such as taxes and royalties, foreign exchange regulations, transfers of interests in mining rights and marketing rights.

  Additionally, the Government of Guinea has launched a contract review process to harmonize existing mining contracts with the new mining code. Regulations provide that the contract review process may result in the cancellation or the renegotiation of mining rights depending on the findings and the recommendations of a technical committee responsible for conducting the contract review process. Following its review of the mining titles, the technical committee has notified VBG that it intends to recommend that the Government of Guinea revoke the mining rights held by VBG. We do not have access to the full report of the technical committee, but we understand that its determination is based on corrupt practices in relation to the award of the VBG mining rights, before Vale acquired its interests in VBG. As far as we are aware, the technical committee has not alleged any wrongdoing by Vale. Vale acquired its interest in VBG after the completion of extensive due diligence conducted by outside advisors and on the basis of representations that VBG had obtained its mining rights lawfully and without any improper promises or payments. If the technical committee recommends revocation and the Government decides to accept that recommendation, Vale may lose its entire investment in the Simandou project subject to any rights to recourse Vale may have.

  •
  Mozambique.    The government proposed to Congress a bill with a new mining code in December 2012. Expected changes in the new code include introducing national preference for procurement, subjecting transfers of mining rights and share capital participation to Mozambican law and governmental approval, requiring foreign companies to partner with local service providers and reducing periods for exploration activities. Additionally, the resettlement regulation enacted in June 2012 contains stricter requirements that may result in increased costs and delays in the implementation of our projects. In addition, the Government of Mozambique passed a new regulation on explosives that came into effect in August 2013, which may result in significant increases in the cost of importing explosives critical to the operation of our mining activities in Tete. Following concerns from various companies in the extractive sector, the Government is currently reviewing the possibility of decreasing these new taxes, but it is not yet certain if and when such changes will be implemented.

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

  •
  Brazilian states.    Several Brazilian states impose a tax on mineral production (Taxa de Fiscalização de Recursos Minerais—TFRM), which is assessed at rates ranging from R$0.50 to R$2.5697 per metric ton of minerals produced in or transferred from the state.

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

  •
  Indonesia.    Our subsidiary PTVI pays a royalty fee on, among other items, nickel produced in its concession area. The royalty payment is based on sales volume (for contained nickel matte, US$78 per metric ton, and for contained cobalt, US$140 per metric ton for total production below 500 tons, or US$156 per metric ton for total production above 500 tons). In 2013, the royalty payment was equal to 0.68% of revenues from the sale of nickel in matte products, while the average yearly royalty payment for the period from 2010 to 2013 was equal to 0.63% of revenues from the sale of nickel in matte products, including the additional royalty payment in 2011 for production beyond 160 million pounds in 2010. As part of ongoing renegotiations of our existing mining contract, as required by the new mining law, the Indonesian government is seeking to review our royalty regime.

  •
  Australia.    Royalties are payable on revenues from the sale of minerals. In the state of Queensland, for coal, the applicable royalty is 7% of the value (net of freight, late dispatch and other certain costs) up to A$100 per ton; 12.5% of the value between A$100 and A$150 per ton; and 15% thereafter. In the state of New South Wales, for coal, the applicable royalty is a percentage of the value of production—total revenue (which is net of certain costs and levies) less allowable deductions—of 6.2% for deep underground mines, 7.2% for underground mines and 8.2% for open cut mines. There is also a supplementary royalty payable of 1.95% (for coal recovered between December 1, 2012 and June 30, 2013) and 1% (for coal recovered on or after July 1, 2013) of the value of coal recovered. In July 2012, the Australian government introduced a mineral resource rent tax, MRRT. The MRRT taxes profits over a certain threshold generated from the exploitation of coal and iron ore resources in Australia. The tax is levied at an effective rate of 22.5% of assessable profit and is deductible for corporate income tax purposes. Unlike state royalties, which are based on the volume and value of the resource, the MRRT is based on profits. However, companies may credit state-based royalties against the MRRT. For the year ended December 31, 2013, Vale Australia was not liable for any MRRT.

  •
  Mozambique.    The Government proposed a new tax regime for the mining and oil sectors in September 2013. With regards to the mining tax regime, the proposal has concepts and provisions that can affect mining projects in Mozambique, including a new royalty assessment rule, increase of mining production taxes, separate accounting for each mining title, among others. The new proposal is not clear with respect to the stabilization and security of the mining contracts signed prior to the proposed tax regime.
Environmental regulations

          We are also subject to environmental regulations that apply to the specific types of mining and processing activities we conduct. We require approvals, licenses, permits or authorizations from governmental authorities to operate, and in most jurisdictions the development of new facilities requires us to submit environmental impact statements for approval and often to make investments to mitigate environmental impacts. We must also operate our facilities in compliance with the terms of the approvals, licenses, permits or authorizations.

          We are taking several steps to improve the efficiency of the licensing process, including stronger integration of our environmental and project development teams, the implementation of a Best Practices Guide for Environmental Licensing and the Environment, the deployment of highly-skilled specialist teams, closer interaction with environmental regulators and the creation of an Executive Committee to expedite internal decisions regarding licensing.

          Environmental regulations affecting our operations relate, among other matters, to emissions into the air, soil and water; recycling and waste management; protection and preservation of forests, coastlines, caves, watersheds and other features of the ecosystem; water use; climate change and decommissioning and reclamation. Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. In particular, we expect heightened attention from various governments to reducing greenhouse gas emissions as a result of concern over climate change. There are several examples of environmental regulation and compliance initiatives that could affect our operations. In Canada and Indonesia, we are making significant capital investments to ensure compliance with air emission regulations that address, among other things, sulfur dioxide, particulates and metals. In Australia, we started acquiring and acquitting permits from the federal government in June 2013 under the carbon pricing scheme. This scheme may be repealed under the new federal government (elected in 2013) and replaced with a new carbon reduction scheme. The details and timing for this new scheme are yet to be finalized.

          A proposed new law in the South Province of New Caledonia will impose stricter limits on emissions of nitrogen oxide and sulphur oxide and particulates from large combustion power stations, which will affect the power station that supplies electricity to VNC. To meet these standards, this 100 MW power station will need to be upgraded, which is expected to result in the increase in the price of power paid by VNC.

          In Canada, more stringent water effluent regulations are being proposed, which may affect our operations. In the UK, a recent effluent regulatory change has been introduced, which resulted in a significant increase in soil disposal and other environmental compliance costs at our Clydach facility.

          In Brazil, there is legislation for the protection of caves, including a broad decree published in October 1990 and revised in 2008. As a consequence of that revision, the Ministry of Environment published an ordinance in 2009 that established a methodology to classify the relevance of caves. These regulations require us to conduct extensive technical studies and to engage in complex discussions with Brazilian environmental regulators. These discussions are ongoing, and as a result, we cannot yet assess the final impact of these regulations on our operations. However, it is possible that in certain of our iron ore mining operations or projects, we may be required to limit or modify our mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in our iron ore business.

Regulation of other activities

          In addition to mining and environmental regulation, we are subject to comprehensive regulatory regimes for some of our other activities, including rail transport, port operations and electricity generation. We are also subject to more general legislation on workers' health and safety, safety and support of communities near mines, and other matters. The following descriptions relate to some of the other regulatory regimes applicable to our operations:

  •
  Brazilian railway regulation.    Our Brazilian railroad business operates pursuant to concession contracts granted by the federal government, and our railroad concessions are subject to regulation and supervision by the Brazilian Ministry of Transportation and the transportation regulatory agency (ANTT). Our railroad concession contracts have duration of 30 years and may be renewed at the federal government's discretion. The FCA and MRS concessions expire in 2026, and the concessions for EFC and EFVM expire in 2027. VLI also owns a subconcession for commercial operation of a 720-kilometer segment of the FNS railroad in Brazil, which expires in 2037. The actual prices we charge can be negotiated directly with the users of such services, subject to tariff ceilings approved by ANTT for each of the concessionaires and each of the different products transported. ANTT regulations also require concessionaires to give trackage rights to other concessionaires, make investments in the railway network, meet certain productivity requirements, among other obligations.

  •
  Brazilian port regulation.    Port operations in Brazil are subject to regulation and supervision by ANTAQ, the federal agency in charge of maritime transportation, and the Secretary of Ports of the Federal Government (SEP). In June 2013, a new law provided a new set of rules for projects and existing terminals. The statute removed restrictions on servicing third party cargo and permitted ANTAQ's involvement in determining third party access to private terminals. In 2014, the private terminals will execute new contracts with SEP in order to adapt the provisions to the new regime.

  •
  Regulation of chemicals.    Some of our products are subject to regulations applicable to the marketing, distribution and use of chemical substances present in their composition. For example, the European Commission has adopted a European Chemicals Policy, known as REACH ("Registration, Evaluation and Authorization of Chemicals"). Under REACH, European manufacturers and importers are required to register substances prior to their entry into the European market and in some cases may be subject to an authorization process. A company that fails to comply with the REACH regulations could face fines and penalties.

  •
  Regulation of the seaborne transport of iron ore and iron ore fines.    The International Maritime Organization has prepared amendments to existing rules governing safe shipping of products, including iron ore.

II.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

          We delivered a strong operational performance in 2013, with solid results across all of our lines of business. Our cost-cutting efforts, discipline in capital expenditures and focus on our core business throughout the year improved our financial position, and we were able to lay the foundations for future growth in volume and free cash flow.

          We registered record sales volumes in 2013 in iron ore and pellets, with 306 Mt, along with record sales of copper, gold and coal, and our highest nickel sales since 2008. Even as our sales volumes increased, we achieved substantial reductions in costs and expenses, in part through the simplification of our organizational structure.

          By continuing to focus selectively on a narrower exploration and project development portfolio, we have been able to maintain our commitment to growth while reducing both 2013 research and development expenditures and capital expenditures. We also successfully sold non-core assets and investments in 2013 totaling US$6.0 billion, which demonstrated our continued commitment to the simplification of our asset base and management focus. Our cash generation allowed us to distribute dividends of US$4.5 billion in 2013.

          We succeeded in mitigating some significant uncertainties in our business in 2013, allowing management to focus on our operational and strategic objectives. In particular, we elected to participate in the REFIS, a federal tax settlement program for payment of amounts relating to Brazilian corporate income tax and social contribution, in order to settle the claims related to the net income of our non-Brazilian subsidiaries and affiliates from 2003 to 2012.

          Our receipt of implementation licenses for the S11D project and associated logistics was an important advance in a key part of our plan to increase our iron ore production beyond 2016. We also received authorization to mine additional areas around the N4 mine, which will support our production plans for 2014 and our growth program for 2015 and 2016.

          We completed a number of projects necessary to expand our iron ore production in the period from 2014 to 2016: Conceição Itabiritos, Carajás plant 2 (formerly known as Additional 40 Mtpy), and CLN 150, including Pier IV with its first berth in Ponta da Madeira. In addition, we ramped up base metals projects at Salobo I, Onça Puma and New Caledonia, and we completed other key projects at Long Harbour and Totten. These investments mark the end of an investment cycle and position our business to achieve our cash generation target in the coming years.

          Underpinning our solid performance this year is a relentless focus on health and safety. Our health and safety indicators improved in 2013, with our total recordable injury frequency rate (TRIFR) decreasing from 2.8 to 2.6 per million hours worked. We remain focused on achieving a record of zero harm in our operations.

Sales volumes

          Our financial performance depends, among other factors, on the volume of production at our facilities. We publish a quarterly production report, which is available on our website and filed with the SEC on Form 6-K. Increases in the capacity of our facilities resulting from our capital expenditure program have an important effect on our performance. Our results are also affected by acquisitions and dispositions of businesses or assets, and they may be affected in the future by new acquisitions or dispositions. For more information on acquisitions since the beginning of 2013, see Information on the company—Business overview—Significant changes in our business.

          The following table sets forth, for our principal products, the total volumes we sold in each of the periods indicated.

	Year ended December 31,
	2011	2012	2013
	(thousand metric tons)
Iron ore	257,287	258,061	264,631
Iron ore pellets	41,861	45,382	40,991
Manganese	1,032	1,745	2,115
Ferroalloys	386	267	183
Coal:
Thermal coal	5,342	3,134	726
Metallurgical coal	2,330	4,864	7,353
Nickel	252	232	261
Copper	302	285	353
PGMs (oz)	446	386	510
Gold (oz)	198	168	297
Silver (oz)	2,626	1,862	2,154
Cobalt	2.721	2.033	2,939
Potash	568	581	531
Phosphates:
MAP	907	1,221	1,133
TSP	594	713	681
SSP	2,501	2,446	1,969
DCP	556	474	461
Phosphate rock	2,652	3,314	3,154
Nitrogen	1,278	1,342	890

Average realized prices

          The following table sets forth our average realized prices for our principal products for each of the periods indicated. We determine average realized prices based on gross operating revenues, which reflect the price charged to customers including items, principally value-added tax, that we deduct in arriving at net operating revenues.

	Year ended December 31,
	2011	2012	2013
	(US$ per metric ton, except where indicated)
Iron ore	143.46	105.41	107.43
Iron ore pellets	195.98	148.89	150.22
Manganese	165.70	134.10	157.37
Ferroalloys	1,443.01	1,340.82	1,303.92
Coal:
Thermal coal	95.54	82.39	81.17
Metallurgical coal	235.27	171.38	129.34
Nickel	22,680.41	17,866.38	14,900.24
Copper	8,420.73	7,595.44	6,709.18
Platinum (US$/oz)	1,716.81	1,590.87	1,469.78
Gold (US$/oz)	1,558.55	1,755.52	1,339.37
Silver (US$/oz)	31.64	33.82	20.02
Cobalt (US$/lb)	15.63	12.27	10.95
Potash	505.28	530.12	417.32
Phosphates:
MAP	679.65	646.58	571.86
TSP	585.98	526.67	472.51
SSP	281.53	268.58	271.88
DCP	679.63	628.36	611.54
Phosphate rock	112.80	124.82	90.68
Nitrogen	612.01	597.01	610.27

Major factors affecting prices

  Iron ore and iron ore pellets

          Demand for our iron ore and iron ore pellets is a function of global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by global industrial production. Iron ore and iron ore pellets are priced based on a wide array of quality levels and physical characteristics. Various factors influence price differences among the several types of iron ore, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content and the type and concentration of contaminants (such as phosphorus, alumina, silica and manganese ore) in the ore. Fines, lump ore and pellets typically command different prices.

          Demand from China has been a principal driver of world demand and prices. Chinese iron ore imports reached 820 million metric tons in 2013, 10.1% above the 745.5 million metric tons imported in 2012 and 19.4% higher than 2011 levels, due mainly to the continued growth in Chinese steel production throughout 2013. We expect China's economic growth to continue during 2014, mainly driven by domestic demand. The reforms announced by the national government of China at the end of 2013 may affect demand for steel, as local governments will likely face budgetary restrictions on investments in infrastructure construction. On the other hand, demand from the property sector is expected to continue to grow, supported by continued urbanization. As a result, we expect iron ore demand from the steel industry to continue to grow, but at a slower pace.

          Our iron ore prices are based on a variety of pricing options, which generally use spot price indices as a basis for determining the customer price. In 2012, there was a significant shift from agreements to price our iron ore on a quarterly basis, using the current quarter's three-month average of price indices, to using pricing options based on spot prices. That shift exposed us to greater price volatility, but it also allowed us to capture more value by bringing our point of sale closer to key Asian markets.

  Coal

          Demand for metallurgical coal is driven by steel demand, and future growth continues to be expected across Asia and the Indian sub-continent. Asia accounts for more than half of the steel market and consumes 75% of seaborne metallurgical coal. Chinese seaborne demand increased by 48%, to 77 million metric tons in 2013 compared to 52 million metric tons in 2012.

          Despite firm demand, prices have remained depressed by the excess of supply. Seaborne exports grew by 11% in 2013, fueled by Australian exports, which grew by 9% in 2012 and 18% in 2013, gaining market share and accounting for 58% of seaborne trade. Due to the current over-supplied market, there is no incentive to expand metallurgical coal supply in the short term. Moreover, high-cost production has been displaced, which resulted in mine closures in 2013.

          Demand for thermal coal is closely related to electricity consumption, which continues to be driven by global economic growth and urbanization, with the highest levels of growth found in Asia and emerging markets. Demand decreased recently as natural gas gained market share. The appeal of natural gas increases as pollution concerns rise. In 2013, the production of shale gas in the United States reduced supply costs, and the gas price has a direct impact on coal prices. These trends are exacerbated by the oversupply of thermal coal, further depressing coal prices.

          Various other factors influence coal prices, including changing trends in mechanisms used to price metallurgical coal. Quarterly pricing remains predominant, but short term pricing trends continue to evolve slowly with more monthly pricing on term business, and a larger spot market in volume terms has been notable in 2013. The spot market for coal is mostly cleared in China, with some volume in India as well, although liquidity in the spot market is still limited. In 2013, there was only modest growth in the derivative market for metallurgical coal. Most of our term contracts are still priced on a quarterly basis, and alternate mechanisms are gradually being removed from the market. Price negotiations for thermal coal, which accounts for less than 10% of our coal sales, are held on spot and annual basis.

  Nickel

          Nickel is an exchange-traded metal, listed on the LME. Most nickel products are priced using a discount or premium to the LME price, depending on the nickel product's physical and technical characteristics. Demand for nickel is strongly affected by stainless steel production, which represents, on average, 66% of global nickel consumption.

          We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with our sales for non-stainless steel applications (alloy steels, high nickel alloys, plating and batteries), provide stable demand for a significant portion of our annual production. In 2013, 63% of our refined nickel sales were made for non-stainless steel applications, compared to the industry average for primary nickel producers of 34%, bringing more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

          Primary nickel (including ferro-nickel, nickel pig iron and nickel cathode) and secondary nickel (i.e., scrap) are competing nickel sources for stainless steel production. The choice between different types of primary and secondary nickel is largely driven by their relative price and availability. In recent years, secondary nickel has accounted for about 45% of total nickel used for stainless steels, and primary nickel has accounted for about 55%. In 2013, Chinese nickel pig iron and ferro-nickel production is estimated at 590,000 metric tons, representing 25% of world primary nickel supply, compared to 20% and 16% of the world's supply in 2012 and 2011, respectively. However, the implementation of the Indonesian mining law restricting the export of unprocessed ores may affect Chinese nickel pig iron and ferro-nickel production going forward. We estimate that Indonesia represents more than 80% of the critical saprolite ores used in the production of ferro-nickel in China and over 20% of world refined production. If it remains in place, the ban on Indonesian ore exports enacted in January 2014 is expected to have a significant impact on the market in the coming years.

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

          Demand for refined copper grew by an estimated 5% in 2013, and China was responsible for an equivalent of 44% of worldwide consumption. The supply of refined copper increased with the 8% growth in global mine output in 2013, which reflect both the ramp-up of new projects and improvements at existing operations. Throughout 2013, prices remained under pressure. For 2014 and 2015, we expect mine production to continue expanding based on prior investments.

  Fertilizers

          Demand for fertilizers is based on market fundamentals similar to those underlying global demand for minerals, metals and energy. Rapid per capita income growth in emerging economies generally causes dietary changes marked by an increase in the consumption of proteins, which ultimately contributes to increased demand for fertilizer nutrients, including potash and phosphates, as they help boost production of grains to feed more livestock. Demand is also driven by the demand for bio-fuels, which have emerged as an alternative source of energy to reduce world reliance on sources of climate-changing greenhouse gases, because key inputs for the production of biofuels—sugar cane, corn and palm—are intensive in the use of fertilizers.

          Sales of fertilizers are mainly on a spot basis using international benchmarks, although some large importers in China and India often sign annual contracts. Seasonality is an important factor for price determination throughout the year, since agricultural production in each region depends on climate conditions for crop production.

          In 2013, global fertilizer market conditions were weak as a result of lower prices due to declining demand for in India and China. As a result, some production was redirected from these markets to Brazil, where seasonal effects determined by the end of crop season were already weighing on prices.

Currency price changes

          Our results of operations are affected in several ways by changes in currency exchange rates. The most important of these are the following:

  •
  Most of our revenues are denominated in U.S. dollars, while most of our costs of goods sold are denominated in other currencies, including the real (54% in 2013) and the Canadian dollar (14% in 2013). In 2013, 27% of our costs of goods sold were denominated in U.S. dollars. As a result, changes in exchange rates, particularly with respect to the U.S. dollar, affect our costs and operating margins.

  •
  Most of our long-term debt is denominated in currencies other than the real (US$20.539 billion at December 31, 2013, not considering accrued charges), principally the U.S. dollar. Because our functional currency for accounting purposes is the Brazilian real, changes in the value of the U.S. dollar against the real result in exchange gain or loss on our net liabilities.

  •
  We had real-denominated debt of US$7.131 billion at December 31, 2013, excluding accrued charges. Since most of our revenue is in U.S. dollars, we use swaps to convert our debt service from reais to U.S. dollars. Changes in the value of the U.S. dollar against the real result in fair value variation on these derivatives, affecting our financial results. For more information on our use of derivatives, see—Risk management.

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

          The U.S. dollar appreciated against the real during the first quarter of 2013, as Eurozone-related uncertainties diminished. Several factors, including lower output growth in Brazil, led to a sharp nominal appreciation of the U.S. dollar against the real during the second quarter of 2013. This escalation of the dollar was partially reversed for a short period, but resumed in the fourth quarter of 2013, remaining roughly stable thereafter. On average, the U.S. dollar was 10.5% stronger in 2013 against the real than in 2012. As of December 31, 2013, the U.S. dollar had appreciated 15.1% against the real relative to December 31, 2012.

          Compared to the Canadian dollar, the average value of the U.S. dollar in 2013 was 2.9% lower than in 2012, but as of December 31, 2013, the U.S. dollar had appreciated 7% against the Canadian currency relative to December 31, 2012.

          Overall, in 2013 exchange rate fluctuations affected our operating margins positively but resulted in net foreign exchange losses and losses on derivatives, as described under—Critical accounting policies and estimates—Derivatives.

Effects of the REFIS in 2013

          In November 2013, we elected to participate in the REFIS, a federal tax settlement program for payment of amounts relating to Brazilian corporate income tax and social contribution, in order to settle the claims related to the net income of our non-Brazilian subsidiaries and affiliates from 2003 to 2012. Before this settlement, the total amount of tax contingency for the period from 2003 to 2012, including the years for which tax assessments had not yet been issued, was estimated at US$19.4 billion (equivalent to R$45.0 billion, including R$17.1 billion in principal, R$9.8 billion in penalties, R$12.0 billion in interest and interest on penalties and R$6.0 billion in statutory fees).

          Participating in the REFIS had an impact of US$6.7 billion (R$14.8 billion) on net income in 2013 as described in note 20 to our consolidated financial statements. In future years, financial expenses will include the interest component of the REFIS payments. Our future cash flows will be affected by the monthly installments. For more information about the REFIS, see Legal proceedings—Litigation on Brazilian taxation of foreign subsidiaries.

Change in accounting presentation

          We have discontinued the preparation of financial statements in accordance with U.S. GAAP. We have adopted IFRS, as issued by the IASB, as the basis for the preparation and presentation of our financial statements and reporting to the SEC beginning with our financial statements as of and for the year ending December 31, 2013 presented in this annual report. This annual report and future reports filed with the SEC will only present financial information prepared in accordance with IFRS.

          We first adopted IFRS, as issued by the IASB, for our financial statements for the year ended December 31, 2010, which we published and filed with the CVM. Our transition date from Brazilian GAAP to IFRS was January 1, 2009, and we used certain mandatory or elective exceptions under IFRS 1 in those financial statements. Since we have previously adopted IFRS in Brazil, we are not a "first time adopter" of IFRS for purposes of this annual report on Form 20-F.

          For a reconciliation of our financial statements in accordance with IFRS from U.S. GAAP, see Note 33 to our consolidated financial statements.

Change in accounting policies

          In 2013, we started to account for our employment benefits according to IAS 19R. In accordance with its transition provisions, we applied this standard restrospectively to the years 2011 and 2012 as well. The revisions under IAS 19R (i) eliminated the "corridor" method for recognition of actuarial gains and losses; (ii) simplified the accounting for changes in the assets and liabilities of plans, recognizing in the income statement service costs and net interest cost based on the net benefit asset or liability; and (iii) provided for recognition in comprehensive income of remeasurements of actuarial gains and losses, return on plan assets (net of interest income on assets) and changes in the effect of the asset ceiling. For more information, see Note 6 to our consolidated financial statements.

RESULTS OF OPERATIONS

          In 2013, we generated net income attributable to the Company's stockholders of US$584 million compared to US$5.454 billion in 2012. This decrease was partly due to certain major non-recurring items in 2013, including: (i) US$4.048 billion of income taxes from continued operations paid in connection with the REFIS, after deductions, (ii) US$2.637 billion of net financial expenses related to the REFIS, (iii) US$2.940 billion of foreign exchange and monetary losses, (iv) US$2.298 billion in charges for impairment on assets, mainly related to the Rio Colorado potash project and (v) US$861 million of net fair value losses on foreign exchange and interest rate risk derivatives.

          The following discussion addresses our continuing operations only, except as otherwise specified.

Revenues

          In 2013, our net operating revenues increased 0.5% to US$46.767 billion, primarily as a result of increases in the sales volumes of base metals, iron ore and metallurgical coal and higher prices of iron ore, which were partially offset by lower prices for base metals, fertilizers and metallurgical coal, and a decrease in the sales volume of iron ore pellets and fertilizers. Net operating revenues of each business segment are discussed below under—Results of operations by segment.

          The following table summarizes our net operating revenues by product for the periods indicated.

	Year ended December 31,
	2011	% change	2012	% change	2013
		(US$ million, except for %)
Bulk materials:
Iron ore	US$36,416	(26.0)%	US$26,931	4.5%	US$28,137
Iron ore pellets	7,938	(17.4)	6,560	(8.5)	6,000
Ferroalloys and manganese	676	(19.7)	543	(3.7)	523
Coal	1,058	3.2	1,092	(7.5)	1,010
Other ferrous products and services	585	(57.9)	246	(46.3)	132

Subtotal	46,673	(24.2)	35,372	1.2	35,802

Base metals:
Nickel and other products(1)	8,118	(26.4)	5,975	(2.3)	5,839
Copper concentrate(2)	1,103	4.8	1,156	25.2	1,447

Subtotal	9,221	(22.7)	7,131	2.2	7,286

Fertilizers:
Potash	273	6.2	290	(30.7)	201
Phosphates	2,300	9.0	2,507	(17.6)	2,065
Nitrogen	679	2.9	699	(32.9)	469
Others fertilizer products	70	5.7	74	6.8	79

Subtotal	3,322	7.5	3,570	(21.2)	2,814

Other products and services:(3)	859	(44.1)	480	80.2	865

Net operating revenues	US$60,075	(22.5)%	US$46,553	0.5%	US$46,767

(1)
Includes nickel co-products and by-products (copper, precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Includes pig iron and energy.

          The following table summarizes, for the periods indicated, the distribution of our net operating revenues based on the geographical location of our customers.

	Net operating revenues by destination
	2011		2012		2013
	(US$ million)	(% of total)	(US$ million)	(% of total)	(US$ million)	(% of total)
North America
Canada	US$1,403	2.3%	US$1,015	2.2%	US$1,043	2.2%
United States	1,672	2.8	1,334	2.9	1,311	2.8
Mexico	114	0.2	29	0.1	29	0.1

	3,189	5.3	2,378	5.2	2,383	5.1

South America
Brazil	8,644	14.4	6,926	14.9	6,190	13.2
Other	1,110	1.8	779	1.7	776	1.7

	9,754	16.2	7,705	16.6	6,966	14.9

Asia
China	21,420	35.7	17,636	37.9	18,920	40.5
Japan	7,238	12.0	4,931	10.6	4,035	8.6
South Korea	2,780	4.6	2,103	4.5	1,795	3.8
Taiwan	1,281	2.1	901	1.9	982	2.1
Other	1,007	1.7	1,047	2.2	825	1.8

	33,726	56.1	26,617	57.1	26,558	56.8

Europe
Germany	3,839	6.4	2,935	6.3	3,285	7.0
United Kingdom	1,351	2.2	920	2.0	1,003	2.1
Italy	1,908	3.2	1,310	2.8	1,055	2.3
France	804	1.3	658	1.4	977	2.1
Other	3,584	6.0	2,376	5.1	2,442	5.2

	11,486	19.1	8,199	17.6	8,762	18.7
Rest of the world	1,919	3.2	1,653	3.6	2,099	4.5

Total	US$60,075	100.0%	US$46,553	100.0%	US$46,767	100.0%

Operating costs and expenses

          The following table summarizes the components of our operating costs and expenses for the periods indicated.

	Year ended December 31,
	2011	% change	2012	% change	2013
	(US$ million, except for %)
Cost of goods sold and services rendered	US$ (24,528)	3.5%	US$ (25,390)	(4.5)%	US$ (24,245)
Selling, general and administrative expenses	(2,271)	(4.4)	(2,172)	(40.1)	(1,302)
Research and evaluation expenses	(1,671)	(12.3)	(1,465)	(45.3)	(801)
Pre-operating and stoppage expenses	(1,293)	23.1	(1,592)	16.8	(1,859)
Other operating expenses, net	(1,482)	34.7	(1,996)	(50.7)	(984)
Impairment on non-current assets	–	–	(4,023)	(42.9)	(2,298)
Gain (loss) on measurement or sales of non-current assets	1,494	–	(506)	(57.5)	(215)

Total operating costs and expenses	US$ (29,751)	24.8%	US$ (37,144)	(14.6)%	US$ (31,704)

  Cost of goods sold and services rendered

          The following table summarizes, for the periods indicated, the components of our cost of goods sold by their nature.

	Year ended December 31,
	2011	% change	2012	% change	2013
	(US$ million)
Outsourced services	US$ 4,156	11.8%	US$ 4,645	(18.1)%	US$ 3,805
Materials costs	3,716	13.6	4,222	(2.6)	4,112
Energy:
Fuel	2,066	(5.8)	1,947	(7.3)	1,804
Electric energy	966	(10.7)	863	(23.2)	663

Subtotal	3,032	(7.3)	2,810	(12.2)	2,467
Acquisition of products:
Iron ore and pellets	1,411	(50.4)	700	(42.1)	405
Nickel	606	(44.2)	338	36.7	462
Other	257	28.0	329	64.7	542

Subtotal	2,274	(39.9)	1,367	3.1	1,409
Personnel	3,017	13.1	3,413	(4.3)	3,265
Depreciation and depletion	2,452	49.2	3,659	1.8	3,724
Freight	1,956	43.2	2,801	13.9	3,189
Others	3,925	(37.0)	2,473	(8.0)	2,274

Total	US$24,528	3.5%	US$ 25,390	(4.5)%	US$ 24,245

          2013 compared to 2012.    In 2013, our cost of goods sold was US$24.245 billion, a decrease of 4.5%, or US$1.145 billion, compared to 2012. The decrease in costs was mainly a result of US$1.638 billion in nominal exchange rate variations and US$1.198 billion primarily from the renegotiation of contracts and the increased supply of energy from our own plants. Those effects were partially offset by an increase of US$1.691 billion in costs resulting from higher volumes sold, especially of iron ore, base metals and metallurgical coal.

  •
  Outsourced services costs (primarily for operational services such as waste removal, cargo freight and maintenance of equipment and facilities) decreased 18.1%, which was primarily driven by the depreciation of the Brazilian real against the U.S. dollar, reassessment of contracts with suppliers and the relocation of some personnel of our outsourced service providers to other operational activities due to the stoppage of some of our plants.

  •
  Materials costs decreased 2.6% reflecting the depreciation of the Brazilian real against the U.S. dollar, partially offset by an increase in costs of maintenance materials in our iron ore and phosphates operations, as a result of the maintenance activities we conducted in 2013.

  •
  Energy costs decreased 12.2%, primarily reflecting the depreciation of the Brazilian real against the U.S. dollar, lower prices and the increased use of energy from our power plants, which have a lower cost in our energy portfolio, despite higher fuel prices.

  •
  Costs of purchasing products from third parties increased 3.1%, primarily driven by increased purchases of precious metals to be processed at our refinery in Acton, England, to reduce idle capacity and sales of surplus energy at the spot market that we receive from our long-term energy contracts.

  •
  Personnel costs decreased 4.3%, primarily due to the depreciation of the Brazilian real against the U.S. dollar, partially offset by a 6% increase in wages.

  •
  Depreciation and depletion increased 1.8% reflecting the ramp-up of new projects, partially offset by the depreciation of the Brazilian real against the U.S. dollar.

  •
  Freight costs increased 13.9%, primarily due to the increased volume of iron ore and iron ore pellets we sold on a CFR basis relative to sales on an FOB basis.

  •
  Other costs of goods sold decreased 8.0% in 2013. These costs consist mainly of leasing fees related to our joint-venture pelletizing assets, demurrage and royalties and a full year of TFRM, which is a tax on mineral production created by certain Brazilian states in 2012.

          2012 compared to 2011.    In 2012, our cost of goods sold was US$25.390 billion, an increase of 3.5%, or US$862 million, compared to 2011. The increase primarily resulted from US$4.414 billion related to equipment maintenance, enhancements to iron ore, pellets and nickel operations, the start-up of Salobo and higher personnel costs, which were only partially offset by decreases of US$1.246 billion in costs resulting from lower volumes sold, mainly base metals, and of US$2.258 billion from exchange rate variations.

  •
  Outsourced services costs (primarily for operational services such as waste removal, cargo freight and maintenance of equipment and facilities) increased 11.8%, which was primarily driven by (i) increased maintenance services after heavy rainfall in Brazil during the first months of 2012 and (ii) higher maintenance costs for our nickel operations in Canada during the first half of 2012, after the suspension of mining activities at Sudbury to address certain safety concerns. The increase was partially offset by the reallocation of some of our employees in the fourth quarter of 2012 as part of our effort to lower costs with outsourced services.

  •
  Materials costs increased 13.6% as result of maintenance work on our iron ore, pellet and nickel operations and higher prices for ammonia and oil products, which are key inputs in our fertilizer operations.

  •
  Energy costs decreased 7.3%, primarily reflecting the depreciation of the Brazilian real against the U.S. dollar and the divestment of our aluminum assets in February 2011. These factors were partially offset by increased prices of fuel (principally used in our nickel operations).

  •
  Costs of purchasing products from third parties decreased 39.9%, mainly driven by lower purchases of nickel and reduced iron ore and iron ore pellet prices. In the first half of 2011, we purchased a large amount of finished nickel to fill contracts because of problems with our Copper Cliff smelter in Sudbury.

  •
  Personnel costs increased 13.1%, primarily as a result of the higher number of employees we hired for project execution and an 8.0% wage increase in Brazil.

  •
  Depreciation and depletion expense increased 49.2% due to the ramp-up of new projects in 2012. It was partially offset by the depreciation of the Brazilian real against the U.S. dollar.

  •
  Other costs of goods sold decreased 37.0% in 2012. These costs consist mainly of freight, leasing fees related to our joint-venture pelletizing assets, demurrage and royalties.

  Selling, general and administrative expenses

          2013 compared to 2012.    In 2013, selling, general and administrative expenses decreased 40.1%, or US$870 million, mainly as a result of the simplification of our organizational structure and the depreciation of the Brazilian real against the U.S. dollar, which was partially offset by the effects of a new two-year collective bargaining agreement in Brazil that increased wages by 6.0%.

          2012 compared to 2011.    In 2012, selling, general and administrative expenses decreased 4.4%, or US$99 million, mainly as a result of the depreciation of the Brazilian real against the U.S. dollar, which was partially offset by the impact of increased wages in Brazil by 8.0%.

  Research and development expenses

          Our research and development expenses consist primarily of (i) expenditures for feasibility and other studies for new projects, (ii) expenditures on mineral exploration, which are recorded as expenses until the economic viability of the related mining activities can be established and (iii) expenditures to develop new processes and technological innovation.

          2013 compared to 2012.    In 2013, research and development expenses decreased 45.3%, which reflects the reduction of our portfolio of projects and the closure of certain exploration activities.

          2012 compared to 2011.    In 2012, research and development expenses decreased 12.3%, which reflects our focus on our most promising exploration projects and on a smaller number of projects under active study due to significant decreases in expenditures for feasibility and other studies for new project and mineral exploration, while expenditures for the development of new processes and technological improvements increased. The change reflected our renewed focus on long-term growth opportunities.

  Pre-operating and stoppage expenses

          Pre-operating expenses refers to expenses incurred by a project shortly before initial sales are made, and stoppage expenses are expenses incurred by suspension of projects and shut down of operations.

          2013 compared to 2012.    Pre operating and stoppage expenses increased by US$267 million in 2013, from US$1.592 billion in 2012 to US$1.859 billion in 2013, mainly due to the expense of US$381 million related to stoppage of our Rio Colorado project.

          2012 compared to 2011.    Pre operating and stoppage operation increased by US$299 million in 2012, from US$1.293 billion in 2011 to US$1.592 billion in 2012, mainly due to our Onça Puma and Vale New Caledonia projects.

  Other operating expenses, net

          Other operating expenses, net, include provisions for losses, litigation and contingencies, among other items.

          2013 compared to 2012.    Other operating expenses, net, decreased by US$1.012 billion in 2013, from US$1.996 billion in 2012 to US$984 million in 2013, mainly due to the one-off effect of CFEM expenses incurred in 2012, as described below.

          2012 compared to 2011.    Other operating expenses, net, increased by US$514 million in 2012, from US$1.482 billion in 2011 to US$1.996 billion in 2012, mainly due to the recognition of US$542 million as a probable loss related to the deductibility of transportation costs in determining the amount of CFEM payments.

  Impairment of non-current assets

          2013 compared to 2012.    In 2013, we recognized impairments of non-current assets amounting to US$2.298 billion. We recognized impairments of (i) US$2.116 billion with respect to our potash assets at the Rio Colorado project, following our decision to cancel the implementation of the project and (ii) US$182 million with respect to the temporary stoppage and uncertainty regarding the resumption of pelletizing plants in Brazil. See Note 16 to our consolidated financial statements.

          2012 compared to 2011.    In 2012, we recognized impairments of non-current assets amounting to US$4.023 billion. We recognized impairments of (i) US$2.848 billion with respect to our nickel assets at Onça Puma, triggered by the failure of a furnace, (ii) US$1.029 billion with respect to coal assets in Australia due to increasing costs, falling market prices and reduced production levels, among other factors, and (iii) US$145 million with respect to other assets. See Note 14 to our 2012 consolidated financial statements.

  Gain (loss) on measurement or sales of non-current assets

          2013 compared to 2012.    In 2013 we had a loss of US$215 million on the sale of assets at Tres Valles, while in 2012 we had a loss of US$506 million on the sale of assets, including (i) a US$22 million loss from the sale of our European manganese ferroalloy operations, (ii) a US$355 million loss from the sale of our coal operations in Colombia and (iii) a US$129 million loss from the sale of a wholly-owned subsidiary in the fertilizer business, Araucaria.

          2012 compared to 2011.    In 2012 we had a loss of US$506 million on the sale of assets, while in 2011 we had a gain of US$1.494 billion from the sale of our aluminum operations to Norsk Hydro.

Operating income

          The following table provides, for the years indicated, information about our operating income (loss) by product and, for each product, as a percentage of net operating revenues from sales of that product. Operating income of each business segment is discussed below under—Results of operations by segment.

	Year ended December 31,
	2011 Segment operating income (loss)		2012 Segment operating income (loss)		2013 Segment operating income (loss)
	(US$ million)	(% of net operating revenues)	(US$ million)	(% of net operating revenues)	(US$ million)	(% of net operating revenues)
Bulk materials:
Iron ore	US$ 24,192	66.4%	US $12,482	46.3%	US$ 15,754	56.0%
Iron ore pellets	4,325	54.5	3,556	54.2	3,083	51.4
Manganese ore and ferroalloys	13	1.9	123	22.7	130	24.9
Coal	(484)	–	(2,031)	18.2	(668)	–
Other ferrous products and services	109	18.6	(148)	–	(67)	–
Base metals:
Nickel and other products	1,044	13.1	(3,817)	–	(459)	–
Copper concentrate	146	13.2	(76)	–	(127)	–
Other	–	–	–	–	244	–
Fertilizers:
Potash	(87)	–	23	7.9	(2,525)	–
Phosphates	243	10.6	100	4.0	(133)	–
Nitrogen	6	0.9	(159)	–	(20)	–
Other fertilizer products	70	100.0	74	100.0	77	97.5
Other	747	87.0	(718)		(226)

Total	US$ 30,324	50.5%	US$ 9,409	20.2%	US$ 15,063	32.2%

          2013 compared to 2012.    Operating income as a percentage of net operating revenues increased from 20.2% in 2012 to 32.2% in 2013. Disregarding the impact of impairment of non-current assets (US$4.023 billion in 2012 and US$2.298 billion in 2013), our operating income as a percentage of net operating revenues would have been 28.9% in 2012 and 37.1% in 2013. The principal elements in the improved margin were our efforts to cut costs and expenses, followed by higher prices and sales volumes for iron ore and the sale of the mineral rights related to the gold stream transaction with Silver Wheaton. These elements were partially offset by lower prices of base metals, fertilizers and metallurgical coal and volumes of iron ore pellets, the stoppage and impairment of our potash project in Argentina (Rio Colorado), the shutdown of Tubarão I and II and São Luis plants and the loss on the sale of Tres Valles.

          2012 compared to 2011.    Operating income as a percentage of net operating revenues decreased from 50.5% in 2011 to 20.2% in 2012. Without the impact of the US$4.023 billion impairment of fixed assets in 2012, operating income as a percentage of net operating revenues would have been 28.9% in 2012. The decline primarily resulted from significantly lower prices for all of our main products, while sales volumes showed little or no growth in 2012 for most of our operations. Other factors contributing to the decrease include the temporary stoppage of our nickel operations at Sudbury, pre-operating costs at Onça Puma and pre-operating costs and inventory adjustments at VNC.

Non-operating income (expenses)

          The following table details our net non-operating income (expenses) for the periods indicated.

	Year ended December 31,
	2011	2012	2013
	(US$ million)
Financial income	US$ 701	US$ 411	US$ 643
Financial expenses	(2,715)	(2,421)	(5,002)
Gains (losses) on derivatives, net	75	(120)	(1,033)
Foreign exchange gains (losses), net	(1,382)	(1,918)	(2,765)
Indexation gains (losses), net	(228)	26	(175)

Non-operating income (expenses)	US$ (3,549)	US$ (4,022)	US$ (8,332)

          2013 compared to 2012.    Our non-operating expenses increased 107.2%, to US$8.332 billion in 2013 from US$4.022 billion in 2012. This increase principally resulted from:

  •
  An increase in financial expenses of US$2.581 billion, attributable primarily to the US$2.637 billion net effect of fines and interest recognized under the REFIS.

  •
  The net effect of fair value changes in derivatives, which represented a loss of US$1.033 billion in 2013 compared to a loss of US$120 million in 2012. This reflected the following main categories of derivatives transactions:

  ◦
  Currency and interest rate swaps. We recognized a net loss of US$861 million in 2013 from currency and interest rate swaps, compared to net loss of US$263 million in 2012. These swaps are primarily made to convert debt denominated in other currencies into U.S. dollars in order to protect our cash flow from exchange rate volatility.

  ◦
  Nickel derivatives. We recognized a net gain of US$11 million in 2013 compared to a gain of US$171 million in 2012. These derivatives are part of our nickel price protection program.

  ◦
  Bunker oil derivatives. We recognized a net loss of US$114 million in 2013 compared to a net gain of US$14 million in 2012. These derivatives are structured to minimize the volatility of the cost of maritime freight.

    ◦
    Warrants. We recognized a net loss of US$60 million in 2013. These derivatives were part of the payment received under the 2013 gold sale contract with Silver Wheaton.

  •
  Net foreign exchange losses of US$2.765 billion in 2013 compared to net foreign exchange losses of US$1.918 billion in 2012, principally due in both years to the depreciation of the Brazilian real against the U.S. dollar.

  •
  A net indexation loss of US$175 million in 2013 compared to a gain of US$26 million in 2012, primarily due to the retrospective application of IAS 19 resulting in a gain for 2012.

  •
  An increase in other financial income of US$232 million, mainly due to fair value gains of US$214 million as a result of the sale of Hydro shares, which was classified as held for sale.

          2012 compared to 2011.    Our non-operating increased 13.3%, to US$4.022 billion in 2012 from US$3.549 billion in 2011. This increase principally resulted from:

  •
  A decrease in financial income of US$290 million, mainly due to a lower average cash balance.

  •
  A decrease in financial expenses of US$294 million, attributable in part to lower interest expense on domestic debt.

  •
  The net effect of fair value changes in derivatives, which represented a loss of US$120 million in 2012 compared to a gain of US$75 million in 2011. This reflected the following main categories of derivatives transactions:

  ◦
  Currency and interest rate swaps. We recognized a net loss of US$263 million in 2012 from currency and interest rate swaps, compared to net loss of US$96 million in 2011. These swaps are primarily made to convert debt denominated in other currencies into U.S. dollars in order to protect our cash flow from exchange rate volatility.

  ◦
  Nickel derivatives. We recognized a net gain of US$171 million in 2012 compared to a gain of US$103 million in 2011. These derivatives are part of our nickel price protection program.

  ◦
  Bunker oil derivatives. We recognized a net gain of US$1 million in 2012 compared to a net gain of US$37 million in 2011. These derivatives are structured to minimize the volatility of the cost of maritime freight.

  •
  Net foreign exchange losses of US$1.918 billion in 2012 compared to net foreign exchange losses of US$1.382 billion in 2011, principally due to the depreciation of the Brazilian real against the U.S. dollar in 2012 and 2011.

  •
  A net indexation gain of US$26 million in 2012 compared to a loss of US$228 million in 2011, primarily due to the monetary variation in social contribution taxes paid in the third quarter of 2011, which offset increases in assets subject to indexation. This net variation is mainly due to judicial deposits, which are adjusted by a Brazilian inflation index.

Income taxes

          For 2013, we recorded net income tax expense of US$6.833 billion, compared to an income tax expense of US$1.174 billion in 2012. In 2013, we had a tax expense from continued operations of US$4.048 billion in connection with the REFIS, a federal tax settlement program for payment of amounts relating to Brazilian corporate income tax and social contribution, in order to settle the claims related to the net income of our non-Brazilian subsidiaries and affiliates from 2003 to 2012. Our participation in the REFIS resulted in a substantial reduction in the amounts in dispute. For more information, see Legal proceedings—Litigation on Brazilian taxation of foreign subsidiaries and Notes 6, 20 and 21 to our consolidated financial statements. The effective tax rate on our pretax income, excluding the income tax expense and financial expenses in connection with the REFIS, as well as the impairment of fixed assets, was 23.3%, which is lower than the statutory rate, mainly because of the tax benefit of shareholder distributions categorized as interest on shareholders' equity.

          For 2012, we recorded an income tax gain of US$1.174 billion, resulting from the reversal of the US$1.236 billion deferred tax liability generated by the acquisition of Vale Fertilizantes S.A. (Vale Fertilizantes) by our subsidiary Mineração Naque S.A. (Naque) in 2010, which was followed by the merger of Naque and Vale Fertilizantes in June 2012. Excluding this factor, as well as the impact of the impairment of fixed assets, our effective tax rate was 17.2% in 2012.

          In 2011, we had income tax expense of US$5.265 billion, and our effective tax rate was 18.9%.

Equity in results of affiliates, joint ventures and other investments

          Our equity in the results of affiliates and joint ventures was a net gain of US$469 million in 2013, compared to a net gain of US$645 million in 2012 and US$1.138 billion in 2011. The decrease from 2011 to 2012 and from 2012 to 2013 was principally attributable to lower sales prices and lower results, respectively, for iron ore pellets through our joint venture Samarco.

Impairment on investments

          In 2013, we recognized no impairment. In 2012, we recognized an impairment of US$1.941 billion on our investments, including (i) US$975 million on our interest in Norsk Hydro, due to volatility of aluminum prices and uncertainties about the European economy, (ii) US$883 million on our interest in CSA Thyssenkrupp due to changed expectations about future performance and (iii) US$83 million corresponding to Vale Soluções em Energia due to changes in our investment strategy.

Results of operations by segment

  Bulk materials

          2013 compared to 2012.    Net operating revenues from sales of bulk materials increased to US$35.802 billion in 2013, from US$35.372 billion in 2012. The 1.2% increase primarily reflected higher prices and volumes of iron ore and higher metallurgical coal volumes, partly offset by lower volumes of iron ore pellets.

          Our average realized prices were 1.9% higher for iron ore and 0.9% for iron ore pellets, reflecting the increase in the average value of Platt's IODEX 62% CFR China index in 2013 and higher sales on a CFR basis. The volume of our iron ore pellets sales in 2013 decreased by 9.7% due to the stoppage of our Tubarão I and II and São Luis pelletizing plant.

          Our revenues from bulk materials in 2013 were positively affected by the 51.2% increase in metallurgical coal volumes that resulted from the ramp-up of Moatize and better performance at Carborough Downs due to improvements in mine operations. Although the demand for coal has increased in Asia due to higher consumption of steel, prices for coal have remained depressed by excess supply.

          Operating income on sales of bulk materials was US$18.232 billion in 2013 and US$13.982 billion in 2012. The 30.4% increase reflects higher operating income on iron ore, resulting from higher prices and sales volume. Margins were negatively affected by the impairment at pelletizing plant and lower coal prices.

          2012 compared to 2011.    Net operating revenues from sales of bulk materials decreased to US$35.372 billion in 2012 from US$46.673 billion in 2011. The 24.2% decrease primarily reflected lower prices for iron ore and iron ore pellets.

          Our average realized prices were down 28.9% for iron ore and 23.7% for iron ore pellets due a decline in the average price premium and the general slowdown in global economic growth in 2012. After a sharp downward trend in prices in the third quarter of 2012 associated with a destocking cycle that resulted primarily from weak global demand for steel, market conditions improved in the last quarter. Both the supply response by high-cost producers to lower prices and the resumption of growth in Chinese demand influenced by investments in infrastructure and construction and sales of cars set the stage for a V-shaped recovery in prices. The volume of our iron ore sales in 2012 increased slightly (0.3%).

          Our revenues from bulk materials in 2012 were positively affected by the 108.8% increase in metallurgical coal volumes that resulted from the ramp-up of Moatize and the recovery of Australian output. After the 2011 supply shock arising from the disruption of Australian production and exports due to heavy rains and flooding, prices of metallurgical coal have trended down, in line with the slower growth of global steel consumption, and the average realized price for metallurgical coal declined 27.2% in 2012. The volume of thermal coal we sold in 2012 decreased 41.3%, primarily resulting from the sale of our coal assets in Colombia, and our average realized prices for thermal coal fell 13.8%.

          Operating income on sales of bulk materials was US$13.982 billion in 2012 and US$28.155 billion in 2011. The 50.3% decrease reflects lower operating income on iron ore and iron ore pellets, which decreased because of lower prices. Margins were negatively affected by wage increases, higher maintenance and higher freight cost, which were partially offset by the decrease in prices of iron ore and iron ore pellets acquired from third parties. We had a small operating loss on sales of coal in both periods.

  Base metals

          2013 compared to 2012.    Net operating revenues from sales of base metals increased to US$7.286 billion in 2013 from US$7.131 billion in 2012. The 2.2% increase primarily reflected higher volume sold from Salobo operations, partially offset by lower prices for the segment.

          We recorded an operating loss on sales of base metals of US$342 million in 2013, while we had an operating loss of US$3.893 billion in 2012. The decrease in SG&A and other expenses contributed positively to the result in 2013, while the loss on sale of Tres Valles contributed negatively with US$215 million. In 2012 we registered the US$2.848 billion impairment of our Onça Puma nickel assets.

          2012 compared to 2011.    Net operating revenues from sales of base metals decreased to US$7.131 billion in 2012 from US$9.221 billion in 2011. The 22.7% decrease primarily reflected lower prices and volumes of nickel sold due to weaker demand from the stainless steel industry. Positive expectations led to a price recovery in the fourth quarter of 2012, but the decline in our sales volume was due to the longer than expected temporary suspension of mining operations in Sudbury for a health and safety review, a decrease of in-process inventory sales and lower purchased finished nickel sales. Although revenues from sales of copper concentrate also declined due to lower prices, the decrease was partially offset by the start-up of Salobo.

          We recorded an operating loss on sales of base metals of US$3.893 billion in 2012, while we had operating income of US$1.190 billion in 2011. This significant decline was primarily due to lower prices for base metals products, and the US$2.848 billion impairment of our Onça Puma nickel assets.

  Fertilizers

          2013 compared to 2012.    Net operating revenues from sales of fertilizers decreased to US$2.814 billion in 2013 from US$3.570 billion in 2012. The 21.2% decrease was a result of lower sales prices and volumes. The main reason for reduced volumes was the sale of Araucária, a nitrogen producing operation, on June 1, 2013.

          Operating loss on sales of fertilizers was US$2.601 billion in 2013 compared to an operating income of US$38 million in 2012. The change primarily reflected the impairment of the Rio Colorado project amounting to US$2.116 billion.

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

          Operating income on sales of fertilizers was US$38 million in 2012 and US$232 million in 2011. The 83.6% decrease primarily reflected the 58.8% decrease in operating income from the sale of phosphates as a result of higher costs and expenses. We had a small operating loss on sales of nitrogen in 2012.

LIQUIDITY AND CAPITAL RESOURCES

Overview

          In the ordinary course of business, our principal funding requirements are for capital expenditures, dividend payments and debt service. We have historically met these requirements by using cash generated from operating activities and through borrowings, supplemented occasionally by dispositions of assets.

          For 2014, we have budgeted capital expenditures of US$13.8 billion, including US$9.3 billion for project execution and US$4.5 billion for sustaining existing operations. Our Board of Executive Officers has proposed a minimum dividend payment for 2014 of US$4.2 billion, subject to approval by our Board of Directors. We paid US$4.5 billion in dividends in 2013.

          We expect our operating cash flow and cash holdings to be sufficient to meet these anticipated requirements. We also regularly review acquisition and investment opportunities and, when suitable opportunities arise, we make acquisitions and investments to implement our business strategy. We may fund these investments with borrowings.

Sources of funds

          Our principal sources of funds are operating cash flow and borrowings. The amount of operating cash flow is strongly affected by global prices for our products. In 2013, our operating activities generated cash flows from continued operations of US$14.542 billion, compared to US$15.721 billion in 2012, reflecting primarily the initial payment of US$2.594 billion we made under the REFIS in November 2013.

          Our major new borrowing transactions in 2013 and 2014 are summarized below:

  •
  In June 2013, we entered into a new credit facility with Banco Nacional de Desenvolvimento Econômico Social ("BNDES") of R$109 million, or US$47 million, to finance the acquisition of equipment in Brazil.

  •
  In November and December 2013, we entered into pre-export financing facilities that are linked to future receivables from export sales, in the total amount of US$1.38 billion. These facilities will mature in five and seven years.

  •
  In December 2013, we issued R$650 million (approximately US$276 million) in export credit notes that will mature in 2023 to Brazilian commercial banks.

  •
  In February 2014, we issued R$1.0 billion in infrastructure debentures that will mature between 2021 and 2029 to finance part of our CLN S11D Project.

          In addition to the transactions described above, during 2013 we also borrowed US$1.24 billion under our existing financing agreements.

          In March 2013, we received US$1.9 billion as part of the consideration for our sale to Silver Wheaton of 25% of the gold produced as a by-product at our Salobo copper mine for the life of that mine and 70% of the gold produced as a by-product at our Sudbury nickel mines for the next 20 years. We will also receive ongoing payments of the lesser of US$400 (which in the case of Salobo is subject to a 1% annual inflation adjustment) and the prevailing market price for each ounce of gold that we deliver in connection with the transaction. As further consideration, we also received ten million warrants exercisable into Silver Wheaton shares, with a strike price of US$65.0 and a 10-year term.

          In July 2013, we entered into a five-year revolving credit facility with a syndicate of 16 commercial banks that added US$2.0 billion to the total amount available under our revolving credit facilities. Considering the existing US$3.0 billion facility that will mature in 2016, the total amount we have available under revolving credit lines is currently US$5.0 billion.

          In 2013, we received proceeds of US$2.030 billion from the disposal of assets, including our minority stake in Hydro. See Information on the company—Business overview—Significant changes in our business.

Uses of funds

  Capital expenditures

          Capital expenditures in 2013 amounted to US$14.2 billion, including US$9.6 billion for project execution and US$4.6 billion dedicated to sustaining existing operations. Our actual capital expenditures may differ from those reported in our cash flow statements, because actual figures include some amounts that are treated as current expenses for accounting purposes, such as expenses for project development and maintenance of existing assets. There may also be differences due to the fact that some actual figures are converted into U.S. dollars at the exchange rate on the date of each cash disbursement, whereas figures reported in our cash flow statements are converted into U.S. dollars based on average exchange rates. For more information about the specific projects for which we have budgeted funds, see—Capital expenditures.

  Distributions and repurchases

          We paid total dividends of US$4.5 billion in 2013 (including distributions classified as interest on shareholders' equity), consisting of US$2.250 billion in April and US$2.250 billion in October. The minimum dividend proposed by our Board of Executive Officers for 2014 is US$4.2 billion, subject to approval by our Board of Directors.

          We did not repurchase any of our shares in 2013.

  Tax payments

          We paid US$2.405 billion in income tax in 2013, disregarding the payments in connection with REFIS, compared with US$1.238 billion in 2012. In connection with our participation in the REFIS, we paid US$2.6 billion in income tax during 2013 and the remaining US$7.0 billion will be paid in 178 monthly installments.

Debt

          At December 31, 2013, our outstanding debt was US$29.445 billion (including US$28.996 billion of principal and US$449 million of accrued interest) compared with US$30.270 billion at the end of 2012. At December 31, 2013, US$1.456 billion of our debt was secured by liens on some of our assets. At December 31, 2013, the debt amortization average term was 9.89 years, compared to 10.14 years in 2012.

          At December 31, 2013, we had no outstanding short-term debt.

          Our major categories of long-term indebtedness are as follows. The principal amounts given below include the current portion of long-term debt and exclude accrued charges.

  •
  U.S. dollar-denominated loans and financing (US$4.996 billion at December 31, 2013).    This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations.

  •
  U.S. dollar-denominated fixed rate notes (US$13.820 billion at December 31, 2013).    We have issued in public offerings several series of fixed-rate debt securities, directly by Vale and through our finance subsidiary Vale Overseas Limited, guaranteed by Vale, totaling US$12.757 billion. Our subsidiary Vale Canada has outstanding fixed rate debt in the amount of US$700 million.

  •
  Euro-denominated fixed rate notes (US$2.066 billion at December 31, 2013).    We have issued in public offerings two series of fixed-rate debt securities denominated in Euro totaling €1.500 billion.

  •
  Other debt (US$8.114 billion at December 31, 2013).    We have outstanding debt, principally owed to BNDES and Brazilian commercial banks, denominated in Brazilian reais and other currencies.

          In addition to the indebtedness described above, we have a variety of credit lines. At December 31, 2013, these included the following:

  •
  A US$1.2 billion facility with The Export-Import Bank of China and the Bank of China Limited to finance the construction of 12 very large ore carriers. As of December 31, 2013, we had drawn US$985.5 million under this facility.

  •
  Credit lines for R$7.3 billion, or US$3.116 billion, with BNDES to finance our investment program. As of December 31, 2013, we had drawn the equivalent of US$1.97 billion under these facilities.

  •
  Facilities with BNDES totaling R$985 million, or US$421 million, to finance the acquisition of equipment in Brazil. As of December 31, 2013, we had drawn the equivalent of US$388 million under these facilities.

  •
  A R$3.9 billion, or US$1.7 billion, financing agreement with BNDES to finance part of the implementation of the CLN 150 Mtpy project, which will expand the logistics infrastructure in Vale's Northern System. As of December 31, 2013, we had drawn the equivalent of US$1.3 billion under this facility.

          In addition the credit lines described above, in January 2014, we signed a new credit line amounting to US$775 million with Export Development Canada that can be disbursed until July 2014. As of February 28, 2014, we had not made any drawing under this facility.

          We have two revolving credit facilities with syndicates of international banks, which will mature in April 2016 and July 2018. At December 31, 2013, the total amount available under these facilities was US$5.0 billion, which can be drawn by Vale, Vale Canada and Vale International. As of December 31, 2013, we had not drawn any amounts under this facility.

          Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements.

          We have a 9% interest in Norte Energia, a joint venture formed to build the Belo Monte hydroelectric facility. We have committed to guarantee a portion, equal to our share ownership percentage, of the debt incurred by Norte Energia under a R$22.5 billion credit facility from BNDES and other lenders to finance the construction. We have also agreed to pledge our interest in Norte Energia to secure the financing. As part of the restructuring of our investments in power generation, we are in the process of selling 49% of our 9% interest in Norte Energia. As a result, our interest in the Belo Monte project will be reduced to 4.59%, and we are seeking to reduce our guarantee of the debt under the credit facility to the corresponding percentage.

CONTRACTUAL OBLIGATIONS

          The following table summarizes our contractual obligations at December 31, 2013. This table excludes other common non-contractual obligations that we may have, including pension obligations, deferred tax liabilities and contingent obligations arising from uncertain tax positions, all of which are discussed in the notes to our consolidated financial statements.

	Payments due by period
	Total	Less than 1 year	2015-2016	2017-2018	Thereafter
	(US$ million)
Long-term debt, including current portion, less accrued interest	US$28,996	US$1,326	US$3,226	US$6,436	US$18,008
Interest payments(1)	18,544	1,545	3,007	2,766	11,226
Operating lease obligations(2)	1,278	152	298	219	609
Purchase obligations(3)	13,074	6,602	3,895	1,319	1,258

Total	US$61,892	US$9,625	US$10,426	US$10,740	US$31,101

(1)
Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2013 and assuming that (i) all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payments dates, and (ii) our perpetual bonds are redeemed on the first permitted redemption date.
(2)
Amounts include fixed payments related to the operating lease contracts for the pellet plants.
(3)
Obligations to purchase materials. Amounts are based on contracted prices, except for purchases of iron ore from mining companies located in Brazil.

OFF-BALANCE SHEET ARRANGEMENTS

          At December 31, 2013, we did not have any off-balance sheet arrangements as defined in the SEC's Form 20-F. For information on our contingent liabilities see Note 31 to our consolidated financial statements.

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

Mineral reserves and useful life of mines

          We regularly evaluate and update our estimates of proven and probable mineral reserves. Our proven and probable mineral reserves are determined using generally accepted estimation techniques. Calculating our reserves requires us to make assumptions about future conditions that are highly uncertain, including future ore and metal prices, currency prices, inflation rates, mining technology, availability of permits, production and capital costs. Changes in some or all of these assumptions could have a significant impact on our recorded proven and probable reserves.

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

          Our Environmental Department defines the rules and procedures that should be used to evaluate our asset retirement obligations. The future costs of retirement of our mines and sites are reviewed annually, in each case considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate. At December 31, 2013, we estimated the fair value of our aggregate total asset retirement obligations to be US$2.644 billion.

Impairment of long-lived assets and goodwill

          We annually assess whether there is any objective evidence of impairment of our financial assets and long-lived, non-financial assets. For financial assets measured through amortized cost, we compare the carrying amount with the expected cash flows of the asset, adjusted to reflect the present value. For long-lived, non-financial assets (such as intangible assets or property plant and equipment), when there are indications of possible impairment, we conduct the test by comparing the recoverable value of these assets (which are grouped at the lowest levels for which there are separately identifiable cash flows of the corresponding cash-generating unit) to their carrying amount. If we identify the need for adjustment for a particular asset, we apply that adjustment consistently for the corresponding cash-generating unit. The recoverable amount for an asset is the higher of (i) its value in use and (ii) its fair value less the cost of selling it.

          We determine our discounted cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments. These determinations also take into account our past performance, sales prices consistent with projections used in industry reports and information about market prices when available and appropriate. Cash flows used in our impairment testing are based on the life of each cash-generating unit, or on the consumption of reserve units in the case of minerals, and considering discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit, depending on their composition and location.

          For investments in affiliated companies with publicly-traded stock, we assess recoverability of assets when there is a prolonged or significant decline in market value. The balance of these investments is compared to the market value of the shares, when available. If the market value is less than the carrying value of these investments, and the decrease is considered prolonged and significant, we make the adjustment to the realizable value based on the price quoted in the market.

          Goodwill balances arising from business combinations, intangible assets with indefinite useful lives and lands are tested for impairment at least once a year, regardless of any indication of impairment of their carrying value.

Derivatives

          We are required to recognize all derivative financial instruments, whether designated in hedging relationships or not, on our balance sheet and to measure such instruments at fair value. The gain or loss in fair value is included in current earnings, unless the derivative to which the gain or loss is attributable qualifies for hedge accounting. We have entered into some cash flow hedges that qualify for hedge accounting. Unrealized fair value adjustments to cash flow hedges are recognized in other comprehensive income. We use well-known market participants' valuation methodologies to compute the fair value of instruments. To evaluate the financial instruments, we use estimates and judgments related to present values, taking into account market curves, projected interest rates, exchange rates, counterparty (credit) risk adjustments, forward market prices and their respective volatilities, when applicable. We evaluate the impact of credit risk on financial instruments and derivative transactions, and we enter into transactions with financial institutions that we consider to have a high credit quality. The exposure limits to financial institutions are proposed annually by the Executive Risk Committee and approved by the Board of Executive Officers. The financial institution's credit risk tracking is performed making use of a credit risk valuation methodology that considers, among other information, published ratings provided by international rating agencies and other management judgments. During 2013, we implemented hedge accounting for foreign exchange hedge and bunker costs hedge. At December 31, 2013, we had US$11 million of realized losses related to derivative instruments designated as cash flow hedges. In 2013, we recorded to the income statement net losses of US$1.033 billion in relation to derivative instruments.

Income taxes

          We recognize deferred tax effects of tax loss carryforwards and temporary differences in our consolidated financial statements. We record a valuation allowance when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

          When we prepare our consolidated financial statements, we estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from deferring treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not likely, we record a provision against a tax expense in our statement of income. When we reduce the provision, we record a tax benefit in our statement of income.

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

Litigation

          We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and we disclose material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Note 19 to our consolidated financial statements.

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

          The provision for litigation at December 31, 2013, totaling US$1.276 billion, consists of provisions of US$709 million for labor, US$209 million for civil, US$330 million for tax and US$28 million for other claims. Claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is reasonably possible but not probable, and for which we have not made provisions, amounted to a total of US$8.622 billion at December 31, 2013, including claims of US$2.900 billion for labor, US$768 million for civil, US$3.789 billion for tax and US$1.165 billion for other claims.

Employee post-retirement benefits

          We sponsor defined benefit pension and other post-retirement benefit plans covering some of our employees. The determination of the amount of our obligations for these benefits depends on certain actuarial assumptions. These assumptions are described in Note 22 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries.

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

          In furtherance of this objective and in order to further improve our corporate governance practices, our Board of Directors has established a company-wide risk management policy and an Executive Risk Management Committee. The risk management policy requires that we regularly evaluate and monitor the corporate risk on a consolidated basis in order to guarantee that our overall risk level remains in accordance with the acceptable corporate risk guidelines.

          See Note 25 to our consolidated financial statements for quantitative information about risks relating to financial instruments, including financial instruments entered into pursuant to our risk management policies.

Market risk

          We are exposed to various market risk factors that can impact our financial stability and cash flow. An assessment of the potential impact of the consolidated market risk exposure is performed periodically to inform our decision making processes and growth strategy, ensure financial flexibility and monitor future cash flow volatility.

          When necessary, market risk mitigation strategies are evaluated and implemented. Some of these strategies may incorporate financial instruments, including derivatives. The financial instrument portfolios are monitored on a monthly basis, enabling us to properly evaluate financial results and their impact on cash flow, and ensure correlation between the strategies implemented and the proposed objectives.

          Considering the nature of our business and operations, the main market risk factors that we are exposed to are:

  •
  Foreign exchange rates and interest rates:  our cash flows are exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar. We frequently use derivative instruments, primarily forward transactions and swaps, in order to reduce our potential cash flow volatility arising from this currency mismatch.

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

  •
  Product prices and input costs:  we are also exposed to market risks associated with commodities price volatilities. In line with our risk management policy, we may also employ risk mitigation strategies to manage this risk that can include forward transactions, futures contracts and zero-cost collars.

Credit risk

          We are exposed to credit risk arising from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. Our credit risk management process provides a framework for assessing and managing counterparties' credit risk and for maintaining our risk at an acceptable level.

  Commercial credit risk management

          We assign an internal credit rating to each counterparty using our own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty's strategic position and history of commercial relations.

          Based on the counterparty's credit risk, or based on our consolidated credit risk profile, risk mitigation strategies may be used to manage credit risk. The main credit risk mitigation strategies include credit risk insurance, letters of credit, corporate guarantees, mortgages, among others.

          From a geographic standpoint, we have a diversified accounts receivable portfolio, with China, Europe, Brazil and Japan the regions with the most significant exposure. According to each region, different guarantees can be used to enhance the credit quality of the receivables. We monitor counterparty position in the portfolio periodically and we block additional sales to customers in delinquency.

  Treasury credit risk management

          To manage the credit exposure arising from cash investments and derivative instruments, our Board of Executive Officers approves, on an annual basis, credit limits by counterparty. Furthermore, the risk management department controls the portfolio diversification, the overall credit risk of the treasury portfolio and the risk of each counterparty by monitoring market information such as Credit Default Swaps (CDS) and Moody's Expected Default Frequency (EDF).

Operational risk

          Operational risk management is the structured approach we take to manage uncertainty related to inadequate or failed internal processes, people and systems and to external events.

          We mitigate operational risk with new controls and improvement of existing ones, new mitigation plans and transfer of risk through insurance. As a result, the Company seeks to have a clear view of its major risks, the cost-benefit on mitigation plans and the controls in place to monitor the impact of operational risk closely and to efficiently allocate capital to reduce it.

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

          The following table sets forth information regarding ownership of Vale shares as of December 31, 2013 by the shareholders we know beneficially own more than 5% of any class of our outstanding capital stock, and by our directors and executive officers as a group.

	Common shares owned	% of class	Preferred shares owned	% of class
Valepar(1)	1,716,435,045	52.7%	20,340,000	1.0%
BNDESPAR(2)	206,378,881	6.3%	67,342,083	3.1%
Directors and executive officers as a group	31,816	Less than 1.0%	829,771	Less than 1.0%

(1)
See the tables below for information about Valepar's shareholders.
(2)
BNDESPAR is a wholly-owned subsidiary of BNDES. The figures do not include common shares beneficially (as opposed to directly) owned by BNDESPAR.

          The Brazilian government also owns 12 golden shares of Vale, which give it veto powers over certain actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities.

          The table below sets forth information regarding ownership of Valepar common shares as of December 31, 2013.

	Common shares owned	% of class
Valepar shareholders
Litel Participações S.A.(1)	637,443,857	49.00%
Eletron S.A.(2)	380,708	0.03%
Bradespar S.A.(3)	275,965,821	21.21%
Mitsui(4)	237,328,059	18.24%
BNDESPAR(5)	149,787,385	11.51%

Total	1,300,905,830	100.00%

(1)
Litel owns 200,864,272 preferred class A shares of Valepar, which represents 71.41% of the preferred class A shares. LitelA, an affiliate of Litel, owns 80,416,931 preferred class A shares of Valepar, which represents 28.59% of the preferred class A shares. LitelB, also an affiliate of Litel, owns 15,175,602 preferred class C shares of Valepar, which represents 29.25% of the preferred class C shares.
(2)
Eletron owns 19,205 preferred class C shares of Valepar, which represents 0.04% of the preferred class C shares.
(3)
Bradespar is controlled by a control group consisting of Cidade de Deus—Cia. Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Nova Cidade de Deus Participações S.A. Bradespar owns 6,334,119 preferred class C shares of Valepar, which represents 12.21% of the preferred class C shares. Brumado Holdings Ltda., a subsidiary of Bradespar, owns 7,587,000 preferred class C shares of Valepar, which represents 14.62% of the preferred class C shares.
(4)
Mitsui owns 11,972,033 preferred class C shares of Valepar, which represents 23.08% of the preferred class C shares.
(5)
BNDESPAR owns 10,793,499 preferred class C shares of Valepar, which represents 20.80% of the preferred class C shares.

          The table below sets forth information regarding ownership of Litel Participações S.A., one of Valepar's shareholders, as of December 31, 2013.

	Common shares owned	% of class
Litel Participações S.A. shareholders(1)
BB Carteira Ativa	193,740,121	78.40%
Carteira Ativa II	31,688,443	12.82%
Carteira Ativa III	19,115,620	7.74%
Singular	2,583,919	1.05%
Caixa de Previdência dos Funcionários do Banco do Brasil	22	–
Others	220	–

Total	247,128,345	100.00%

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

RELATED PARTY TRANSACTIONS

          We have engaged, and expect to continue to engage, in arm's-length transactions with certain entities controlled by, or affiliated with, our controlling shareholders, including the following:

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

  •
  BNDES, the Brazilian state-owned development bank, is the parent company of one of our major shareholders, BNDESPAR.

  We and BNDES are parties to a contract relating to authorizations for mining exploration. This contract, which we refer to as the Mineral Risk Contract, provides for the joint development of certain unexplored mineral deposits that form part of our Northern System, except for our iron ore and manganese deposits which were specifically excluded from the contract, as well as proportional participation in any profits earned from the development of such resources. In 2007, the Mineral Risk Contract was extended indefinitely, with specific rules for all exploration projects and exploration targets and mineral rights covered under the contract.

  BNDES has provided us with credit lines of R$7.3 billion to finance our investment program, facilities totaling R$985 million to finance the acquisition of equipment in Brazil and a R$3.9 billion financing for our CLN 150 Mtpy project.

  BNDES holds a total of R$871 million, or US$372 million, in debentures of our subsidiary Salobo Metais S.A. with a right to subscribe for Salobo's preferred shares in exchange for part of the outstanding debentures, which right expires two years after Salobo reaches an accumulated revenue equivalent to 200,000 tons of copper.

  BNDESPAR also holds a total of R$1.407 billion, or US$601 million, in debentures that we issued to finance the expansion of the FNS railroad, which are exchangeable into FNS common shares beginning in December 2017, or at BNDESPAR's option, into a certain number of VLI common shares, after the eleventh anniversary of each issuance date.

    For more information on our transactions with BNDES, see Operating and financial review and prospects—Liquidity and capital resources. BNDESPAR is in the control group of several Brazilian companies with which we have commercial relationships in the ordinary course of our business.

          Our controlling shareholders Mitsui and BNDESPAR have direct investments in some of our subsidiaries. Mitsui has a minority stake in our subsidiary MVM Resources International B.V., which controls the Bayóvar (Peru) phosphate operations, and is part of a joint venture that holds an equity stake in our subsidiary VNC. BNDESPAR has a direct stake in our subsidiaries Vale Soluções em Energia S.A. and Vale Florestar Fundo de Investimento em Participações.

          In December 2013, our Board of Directors approved our Policy on Related Party Transactions, which sets forth rules and principles to ensure transparency and arm's-length conditions in our transactions with related parties and other situations of potential conflicts of interest. Pursuant to that policy and our bylaws, our Governance and Sustainability Committee is responsible for issuing reports about potential conflicts of interest between us and our shareholders or management and for reviewing the procedure and terms of related party transactions that are submitted to our Board of Directors for approval. Under the policy, if we identify a conflict of interest with a shareholder, then that shareholder or its representative may not participate in any discussions related to the transaction at any shareholders' meeting and will only have access to publicly available information about the matter. The policy also prohibits the extension of any loans to related parties other than our subsidiaries and affiliated companies.

          For information regarding investments in affiliated companies and joint ventures and for information regarding transactions with major related parties, see Notes 13 and 32 to our consolidated financial statements.

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

          For 2014, our Board of Executive Officers has proposed a minimum dividend of US$4.2 billion, subject to approval by our Board of Directors. We pay the same amount per share on both common and preferred shares in accordance with our bylaws.

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

          The tax regime applicable to distributions to ADR and HDR holders and to non-resident shareholders will depend on whether those distributions are classified as dividends or as interest on shareholders' equity. See Additional information—Taxation—Brazilian tax considerations.

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

		Reais per share
					U.S. dollars per share at payment date	U.S. dollars total at payment date (US$ million)
Year	Payment date	Dividends	Interest on equity	Total
2008	April 30	0.20	0.24	0.44	0.26	1,250
	October 31	0.14	0.51	0.65	0.30	1,600
2009	April 30	0.52	–	0.52	0.24	1,255
	October 30	–	0.49	0.49	0.29	1,469
2010	April 30	–	0.42	0.42	0.24	1,250
	October 31	–	0.56	0.56	0.34	1,750
2011	January 31	–	0.32	0.32	0.19	1,000
	April 29	–	0.61	0.61	0.38	2,000
	August 26	0.93	–	0.93	0.58	3,000
	October 31	0.39	0.63	1.02	0.58	3,000
2012	April 30	–	1.08	1.08	0.59	3,000
	October 31	0.66	0.53	1.19	0.58	3,000
2013	April 30	0.15	0.71	0.86	0.44	2,250
	October 31	0.12	0.82	0.94	0.44	2,250

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

          Our common ADSs, each representing one common share, and our preferred ADSs, each representing one preferred share, are traded on the New York Stock Exchange ("NYSE"), under the ticker symbols VALE and VALE.P, respectively. Our common ADSs and preferred ADSs are traded on Euronext Paris, under the ticker symbols VALE3 and VALE5, respectively. JPMorgan Chase Bank serves as the depositary for both the common and the preferred ADSs. On February 28, 2014, there were 1,366,373,079 ADSs outstanding, 749,787,770 common ADSs and 616,585,309 preferred ADSs, representing 23.02% of our common shares and 29.24% of our preferred shares, or 25.47% of our total share capital.

          Our common HDSs, each representing one common share, and our preferred HDSs, each representing one class A preferred share, are traded on the HKEx, under the stock codes 6210 and 6230, respectively. JPMorgan Chase Bank serves as the depositary for both the common and the preferred HDSs. On February 28, 2014, there were 593,700 HDSs outstanding, consisting of 562,300 common HDSs and 31,400 preferred HDSs.

 SHARE PRICE HISTORY

          The following table sets forth trading information for our ADSs, as reported by the New York Stock Exchange and our shares, as reported by the BM&FBOVESPA, for the periods indicated. Share prices in the table have been adjusted to reflect stock splits.

	BM&F BOVESPA (Reais per share)				NYSE (US$ per share)
	Common share		Preferred share		Common ADS		Preferred ADS
	High	Low	High	Low	High	Low	High	Low
2009	50.30	27.69	43.37	23.89	29.53	11.90	25.66	10.36
2010	59.85	42.85	51.34	37.50	34.65	23.98	30.50	20.20
2011	60.92	38.59	53.41	36.54	37.02	20.51	32.50	19.58
2012	45.87	32.45	53.41	32.12	37.08	15.88	32.50	15.67
1Q	45.87	39.45	43.97	37.82	26.61	21.45	25.53	20.60
2Q	44.01	35.83	42.85	34.78	23.93	17.93	24.25	17.39
3Q	44.01	32.45	42.85	32.12	23.93	15.88	24.25	15.67
4Q	42.82	35.32	41.00	34.29	20.96	17.11	20.29	16.60
2013	44.10	28.39	42.60	26.00	21.49	12.63	20.88	11.47
1Q	44.1	33.58	42.60	32.39	21.49	16.98	20.88	16.23
2Q	36.19	28.45	34.08	26.70	18.25	12.94	17.14	11.97
3Q	37.85	28.39	33.68	26.00	16.81	12.63	14.98	11.47
4Q	38.47	33.2	34.44	30.47	17.08	14.43	15.33	13.28
Q4 2013 and Q1 2014
October 2013.	35.89	33.45	32.84	30.47	16.66	15.07	15.12	13.78
November 2013.	38.47	33.54	34.44	30.87	17.08	14.72	15.33	13.45
December 2013	35.90	34.27	33.13	31.74	15.45	14.43	14.23	13.28
January 2014	34.81	30.93	31.92	28.15	14.53	12.90	13.26	11.82
February 2014.	34.92	32.13	30.96	29.00	14.73	13.18	12.99	11.88

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

          The depositary reimburses us for certain expenses we incur in connection with the ADR and HDR programs, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders and HDR holders. For the year ended December 31, 2013, the depositary reimbursed us US$12 million in connection with the ADR and HDR programs.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Vale did not engage in any share repurchase program during 2013.

IV.  MANAGEMENT AND EMPLOYEES

MANAGEMENT

Board of Directors

          Our Board of Directors sets general guidelines and policies for our business and monitors the implementation of those guidelines and policies by our executive officers. Our bylaws provide that the Board of Directors consist of 11 members and 11 alternates, each of whom serves on behalf of a particular director. All members (and their respective alternate) are elected for the same two-year term at a general shareholders' meeting, can be re-elected, and are subject to removal at any time. Our bylaws provide that the chief executive officer cannot serve as chairman of the Board of Directors.

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

  •
  The Accounting Committee is responsible for recommending to the Board of the Directors the name of an employee to be responsible for our internal auditing, reporting on auditing policies and the execution of our annual auditing plan, tracking the results of our internal auditing, and identifying, prioritizing, and submitting recommendations to the executive officers.

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

          Nine of our 10 current directors (and nine of our 10 alternate directors) were appointed by Valepar. This includes an additional director appointed by Valepar, because no individual or group of common and preferred shareholders met the thresholds described under our bylaws and Brazilian corporate law. One director and his respective alternate are appointed by our employees, pursuant to our bylaws. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred shares representing at least 10% of our total share capital, have the right to appoint one member and an alternate to our Board of Directors. Our employees and our non-controlling shareholders each have the right, as a class, to appoint one director and an alternate. All of our current directors were elected or re-elected, as the case may be, at our annual shareholders' meeting held on April 17, 2013, except for (i) Hidehiro Takahashi, who was elected alternate director of Fuminobu Kawashima at the Board of Directors meeting held on May 25, 2013 and (ii) Laura Bedeschi Rego de Mattos, who was elected alternate director of Luciano Coutinho at the Board of Directors meeting on February 26, 2014. Their terms will expire at the Ordinary General Shareholder's meeting of 2015, except for Ms. Laura Bedeschi and Mr. Hidehiro Takahashi whose term will expire at the General Shareholder's meeting of 2014.

          The following table lists the current members of the Board of Directors and each director's alternate.

Director(1)	Year first elected	Alternate director(1)	Year first elected
Dan Antonio Marinho Conrado (chairman)	2012	Marco Geovanne Tobias da Silva	2011
Mário da Silveira Teixeira Júnior (vice-chairman)	2003	Luiz Maurício Leuzinger	2012
Marcel Juviniano Barros	2012	Francisco Ferreira Alexandre	2013
Robson Rocha	2011	Sandro Kohler Marcondes	2011
Vacant(3)	–	Hayton Jurema da Rocha	2013
Renato da Cruz Gomes	2001	Luiz Carlos de Freitas	2007
Fuminobu Kawashima	2011	Hidehiro Takahashi(4)	2013
Oscar Augusto de Camargo Filho	2003	Eduardo de Oliveira Rodrigues Filho	2011
Luciano Galvão Coutinho	2007	Laura Bedeschi Rego de Mattos(5)	2014
José Mauro Mettrau Carneiro da Cunha	2010	Vacant	–
João Batista Cavaglieri(2)	2013	Eduardo Fernando Jardim Pinto(2)	2013

(1)
Appointed by Valepar and approved at the shareholders' meeting unless otherwise indicated.
(2)
Appointed by our employees and approved at the shareholders' meeting.
(3)
Vacant since August 2013. Mr. Hayton Jurema da Rocha has been attending the Board of Directors' meetings during the vacancy of the respective effective member position.
(4)
Mr. Hidehiro Takahashi was elected alternate director of Fuminobu Kawashima at the Board of Directors meeting held on May 25, 2013.
(5)
As a result of the resignation of Mr. Caio Marcelo de Medeiros Melo in February 2014, Ms. Laura Bedeschi was appointed by the Board of Directors as alternate of Mr. Luciano Coutinho, until the General Shareholder's Meeting of 2014.

          Below is a summary of the business experience, activities and areas of expertise of our current directors.

          Dan Antonio Marinho Conrado, 49: Chairman of Vale's Board of Directors since October 2012.

          Other current director or officer positions:    Chief Executive Officer of Previ, the pension fund of the employees of Banco do Brasil S.A. ("Banco do Brasil"), since June 2012; Chairman of Valepar since November 2012; Chief Executive Officer of Valepar since October 2012; Alternate Member of the Board of Directors of Mapfre BBSH2 Participações S.A., a publicly-held insurance company, since June 2011.

          Professional experience:    Member of the Board of Directors of FRAS-LE S.A., a publicly-held friction materials manufacturer, from April 2010 to March 2013; Alternate Member of the Board of Directors of Aliança do Brasil, a publicly-held insurance company, from June 2010 to June 2011; Alternate Member of the Board of Directors of BRASILPREV S.A., a publicly-held pension fund, from January 2010 to March 2010; Director for Marketing and Communications for Banco do Brasil S.A., a publicly-held financial institution, in 2009, where he also served as Director of Distribution, from 2010 to 2011, and Vice-President for Retail, Distribution and Operations, from December 2011 to May 2012; Member of the Fiscal Council of Centrais Elétricas de Santa Catarina S.A., a publicly-held electric utility company, from April 2000 to April 2002; Member of the Fiscal Council of WEG S.A. ("WEG"), a publicly-held engines manufacturer and full industrial electrical systems provider, from April 2002 to April 2005.

          Academic background:    Degree in Law from Universidade Dom Bosco, Mato Grosso do Sul; MBA degree from COPPEAD /Universidade Federal do Rio de Janeiro ("UFRJ") and an MBA degree from Instituto de Ensino e Pesquisa em Administração ("INEPAD").

          Mário da Silveira Teixeira Júnior, 68: Director of Vale since April 2003, Vice-Chairman of Vale's Board of Directors since May 2003.

          Other current director or officer positions:    Vice-Chairman of the Board of Directors of Valepar since May 2007; Member of Vale's Strategy Committee since March 2006; Member of the Board of Directors of Banco Bradesco S.A. ("Banco Bradesco"), a publicly-held financial institution, since March 1999; Member of the Board of Directors of Bradespar S.A. ("Bradespar"), a publicly-held investment holding company, since April 2002; Member of the Board of Directors of Bradesco Leasing S.A.—Arrendamento Mercantil, a subsidiary of Banco Bradesco engaged in the provision of financial leasing operations, since July 2004; Member of the Board of Directors of BBD Participações S.A. since August 2006; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A. since October 2011 and April 2013; and Member of the Board of Directors of BSP Park Estacionamentos e Participações S.A since November 2012.

          Professional experience:    Chief Executive Officer of Bradespar, from July 2001 to March 2002; Executive Vice-President, from March 1998 to march 1999; Executive Managing Officer, from March 1992 to March 1998; and Department Officer at Banco Bradesco from January 1984 to March 1992; Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, a subsidiary of Banco Bradesco that provides securities brokerage and research services, from March 1983 to January 1984; Executive Vice-President of the Associação Nacional dos Bancos de Investimento ("ANBID"), an association of investment banks, from August 1994 to August 1996; Member of the Board of Directors of the Associação Brasileira das Companhias Abertas ("ABRASCA"), an association of Brazilian publicly held companies, from May 1996 to July 2000; Vice-Chairman of the Board of Directors of BES Investimento do Brasil S.A.—Banco de Investimento, an investment bank and subsidiary of Banco Espírito Santo, from February 2001 to February 2007; Member of the Board of Directors of Companhia Siderúrgica Nacional—CSN, a publicly-held steel company, from March 1996 to April 2000; of Latasa S.A. ("Latasa"), now called Rexam Beverage Can South America S.A., an aluminum products manufacturer, from April 1992 to April 2000; of São Paulo Alpargatas S.A., a clothing and sporting goods manufacturer, from March 1996 to April 1999; of Tigre S.A.—Tubos e Conexões, a pipe and construction materials manufacturer, from April 1997 to April 1998; of Everest Leasing S.A. Arrendamento Mercantil, a leasing company affiliated with Banco Bradesco, from February 2004 to July 2004; as well as the electric utility companies Companhia Paulista de Força e Luz—CPFL, from November 1997 to April 2005; CPFL de Energia S.A., from August 2001 to April 2005; Companhia Piratininga de Força e Luz, from April 2003 to April 2005; and the electric utility holding companies CPFL Energia S.A. ("CPFL Energia"), from March 2000 to April 2006; and VBC Energia S.A. from March 1997 to April 2005.

          Academic background:    Degree in Civil Engineering and in Business Administration from Universidade Presbiteriana Mackenzie, São Paulo.

          Marcel Juviniano Barros, 51: Director of Vale since October 2012.

          Other current director or officer positions:    Officer of Securities of Previ since June 2012 and Member of Vale's Executive Development Committee since February 2013.

          Professional experience:    Held several positions in over 34 years at Banco do Brasil, a publicly-held financial institution, including the positions of Union Auditor and General-Secretary of the National Confederation of Financial Branch Workers, where he coordinated international networks.

          Academic background:    Degree in History from Fundação Municipal de Ensino Superior de Bragança Paulista.

          Robson Rocha, 55: Director of Vale since April 2011.

          Other current director or officer positions:    Vice-President for Human Resources Management and Sustainable Development of Banco do Brasil since April 2010.

          Professional experience:    Vice-Chairman of CPFL Energia from April 2010 to April 2011; Member of the Board of Directors of Banco Nossa Caixa S.A. from May to November 2009; Officer of Banco do Brasil from May 2008 to April 2009.

          Academic background:    Degree in Business Administration from UNICENTRO—Newton Paiva, Belo Horizonte; post-graduate degree in Strategic Management and Basic General Training for Senior Executives from Universidade Federal de Minas Gerais ("UFMG"); Master's degree in Marketing from Fundação Ciências Humanas—Pedro Leopoldo; and an MBA degree in Finance from Fundação Dom Cabral.

          Hayton Jurema da Rocha, 56: Alternate member of the board of directors of Vale since April 2013.

          Other current director or officer positions:    Director for Marketing and Communications for Banco do Brasil.

          Professional Experience:    Chief Executive Officer of the healthcare company CASSI—Caixa de Assistência de Funcionários do Branco do Brasil from 2010 to 2011; Superintendent of Banco do Brasil for the states of Alagoas (1995), Pernambuco (1996 to 1998), Bahia (1999 to 2000) and the Federal District (2003 to 2005); Human Resources director of Banco do Brasil (from 2000 to 2002); member of the fiscal council of WEG from 2010 to 2013.

          Academic background:    Degree in Economics from the Federal University of the State of Alagoas; MBA degree from the Federal University of the State of Pernambuco; specialization in Marketing from the Pontifícia Universidade Católica do Rio de Janeiro.

          Renato da Cruz Gomes, 61: Director of Vale since April 2001.

          Other current director or officer positions:    Executive Officer and Member of the Board of Directors of Valepar since 2001; Investor Relations Executive Officer of Bradespar since 2000; and Member of Vale's Governance and Sustainability Committee since December 2001.

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

          Fuminobu Kawashima, 61: Director of Vale since April 2011.

          Other current director or officer positions:    Representative Director and Executive Vice President of Mitsui, a publicly-held trading company, since June 2012.

          Professional experience: Senior Executive Managing Officer at Mitsui from June 2011 to May 2012, where he also served as Executive Managing Officer and Chief Operating Officer of the Marine & Aerospace business unit from April 2010 to March 2011, Managing Officer and Chief Operating Officer of the Energy business unit from 2007 to 2010; Director of Japan Australia LNG (MIMI) Pty Ltd., an oil and gas company, from 2005 to 2007; Director of Mitsui Oil Co. Ltd., a petroleum products company, from 2007 to 2009 and Director of Kyokuto Petroleum Industries Ltd., an oil refinery, from 2007 to 2009.

          Academic background:    Degree in Economics from Hitotsubashi University in Japan; post-graduate degree in Economic Development from Keble College, Oxford.

          Oscar Augusto de Camargo Filho, 76: Director of Vale since September 2003.

          Other current director or officer positions:    Director of Valepar since 2003; Member of Vale's Strategy and Executive Development Committee since 2003; partner of CWH Consultoria Empresarial, a business consulting firm since 2003.

          Professional experience:    Chairman of the Board of Directors of MRS from 1996 to 2003 and Chief Executive Officer and Member of the Board of Directors of CAEMI—Mineração e Metalurgia S.A. ("CAEMI"), a mining holding company that was acquired by Vale in 2006, from 1990 to 2003, where Mr. Camargo Filho also held various positions from 1973 to 2003; various positions at Motores Perkins S.A., including commercial officer and sales and services manager, from 1963 to 1973.

          Academic background:    Law degree from USP and post graduate degree in International Marketing from Cambridge University.

          Luciano Galvão Coutinho, 67: Director of Vale since August 2007.

          Other current director or officer positions:    President of BNDES since 2007; Member of the Board of Directors of Petróleo Brasileiro S.A.—Petrobras since April 2013 and Member of Vale's Strategic Committee, since May 2009.

          Professional experience:    Partner of LCA Consultores, a business consulting firm, from 1995 until 2007 and partner of Macrotempo Consultoria, also a business consulting firm, from 1990 to 2007; Member of the Board of Directors of Ripasa S.A. Celulose e Papel, a paper manufacturer, from 2002 to 2005, and of Guaraniana, now Neoenergia S.A., an energy company, from 2003 to 2004, and Executive Secretary of the Ministry of Science and Technology from 1985 to 1988. Mr. Coutinho is an invited professor at the Universidade Estadual de Campinas ("UNICAMP") and has been a visiting professor at USP, the University of Paris XIII, the University of Texas and the Ortega y Gasset Institute.

          Academic background:    Degree in Economics from USP; Master's degree in Economics from the Economic Research Institute of USP and a Ph.D. in Economics from Cornell University.

          José Mauro Mettrau Carneiro da Cunha, 64: Director of Vale since June 2010.

          Other current director or officer positions:    Member of the Board of Directors of a number of publicly-held Brazilian telecommunication companies, including Calais Participações S.A. since 2007, Telemar Participações S.A. since 2008 and Oi S.A. since 2009 (as Chairman); Member of the Board of Directors of Santo Antonio Energia S.A., a Brazilian energy company, since 2008; Chairman of the Board of Directors since 2007 of Dommo Empreendimentos Imobiliários, a holding company.

          Professional experience:    Chief Executive Officer of Oi S.A. in 2013; Member of the Board of Directors of Tele Norte Celular Participações S.A., from 2008 to 2012, Tele Norte Leste Participações S.A. from 2007 to 2012, Telemar Norte Leste S.A. from 2007 to 2012, Coari Participações S.A. from 2007 to 2012, TNL PCS S.A. from 2007 to 2012, where he served as chairman, Lupatech S.A., a publicly-held oil and gas production support company, from 2006 to 2012, Log-In from 2007 to 2011, Braskem S.A., a Brazilian petrochemical company, from 2007 to April 2010, where he previously served as Vice-President of Strategic Planning from 2003 to 2005 and as Director, from 2007 to 2010, Politeno Indústria e Comércio S.A., a manufacturer of polyethylene and thermoplastic resins, from 2003 to 2004, Banco do Estado do Espírito Santo ("BANESTES"), a financial institution, from 2008 to 2009, LIGHT Serviços de Eletricidade S.A., an energy distributor, from 1997 to 2000, Aracruz Celulose S.A., a paper manufacturer, from 1997 to 2002, and TNL from 1999 to 2003, where he also served as an Alternate Member of the Board of Directors in 2006.

          Academic background:    Degree in Mechanical Engineering from Universidade Católica de Petrópolis in Rio de Janeiro; executive education program in management at the Anderson School of Management at the University of California at Los Angeles.

          João Batista Cavaglieri, 57: Director of Vale since April 2013

          Professional experience:    Vale employee since 1973, when he was licensed to hold the position of treasurer of SINDFER ES/MG (Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Espírito Santo e Minas Gerais). Interim president of SINDFER ES/MG from 2002 to 2005, and since then current president of SINDFER ES/MG. Member of the Board of Directors of Vale from 2007 to 2009.

          Academic background:    High school diploma and degree in mechanical maintenance from SENAI.

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

	Year of appointment	Position	Age
Murilo Pinto de Oliveira Ferreira	2011	Chief Executive Officer	60
Luciano Siani Pires	2012	Chief Financial Officer and Executive Officer for Investor Relations	44
José Carlos Martins	2004	Executive Officer (Ferrous Minerals and Strategy)	64
Galib Abrahão Chaim	2011	Executive Officer (Implementation of Capital Projects)	63
Humberto Ramos de Freitas	2011	Executive Officer (Logistics and Mineral Research)	60
Gerd Peter Poppinga	2011	Executive Officer (Base Metals Operations and Information Technology)	54
Vânia Lucia Chaves Somavilla	2011	Executive Officer (Human Resources, Health and Safety, Sustainability and Energy)	53
Roger Allan Downey	2012	Executive Officer (Fertilizer and Coal)	46

          Below is a summary of the business experience, activities and areas of expertise of our current executive officers.

          Murilo Pinto de Oliveira Ferreira, 60: Chief Executive Officer of Vale and Member of Vale's Strategy and Disclosure Committees since May 2011.

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

          Luciano Siani Pires, 44: Chief Financial Officer and Executive Officer for Investor Relations of Vale since August 2012 and Member of Vale's Executive Risk Management, Finance and Disclosure Committees since August 2012.

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

          José Carlos Martins, 64: Executive Officer for Ferrous Minerals and Strategy of Vale since November 2011.

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

          Academic background:    Degree in Economics from Pontifícia Universidade Católica in São Paulo.

          Galib Abrahão Chaim, 63: Executive Officer for Implementation of Capital Projects of Vale since November 2011.

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

          Humberto Ramos de Freitas, 60: Executive Officer for Logistics and Mineral Research of Vale since November 2011.

          Other current director or officer positions:    Chairman of the Board of ABTP—Associação Brasileira de Terminais Portuários, a non-profit organization that deals with issues related to Brazilian ports, since May 2009.

          Professional experience:    Member of the Board of Directors of MRS from December 2010 to October 2012; Logistics Operations Director of Vale from September 2009 to June 2010; Director for Ports and Navigation of Vale from March 2007 to August 2009; President and Chief Executive Officer, from August 2003 to February 2007, of Valesul Alumínio S.A., a subsidiary of Vale involved in the production of aluminum; General Superintendent of Ports for CSN from December 1997 to November 1999.

          Academic background:    Degree in Metallurgical Engineering from the Ouro Preto School of Mines; Executive Development Program at the Kellogg School of Management at Northwestern University; Advanced Management and Business Development Partnership (EDP) programs from Fundação Dom Cabral; senior executive education program at M.I.T.

          Gerd Peter Poppinga, 54: Executive Officer for Base Metals Operations and Information Technology of Vale since November 2011.

          Other current director or officer positions:    Member of the Board of Commissioners of PTVI since April 2009; President and Chief Executive Officer of Vale Canada since January 2012.

          Professional experience:    Executive Vice President for Asia Pacific of Vale Canada from November 2009 to November 2011; Director for Strategy, Business Development, Human Resources and Sustainability of Vale Canada from May 2008 to October 2009; Director for Strategy and Information Technology of Vale Canada from November 2007 to April 2008. In connection with his roles at Vale, Mr. Poppinga was also member of the board of directors and the executive board of several companies from 2005 to 2009. From 1985 until 1999, Mr. Poppinga also held several positions at Mineração da Trinidade S.A.—SAMITRI, a publicly held mining company that was acquired by Vale in 2001.

          Academic Background:    Degree in Geology from UFRJ and Universität Erlangen, Germany; Post-graduate degree in Geology and Mining Engineering from the Universität Clausthal—Zellerfeld, Germany; Specialization in Geostatistics from the Universidade Federal de Ouro Preto (UFOP); Executive MBA from Fundação Dom Cabral; Industrial Marketing, Negotiation Dynamics Supply Chain Management at INSEAD; Senior Leadership Program at M.I.T.; Leadership Program at IMD Business School, Lausanne, Switzerland; and Strategic Megatrends with Asia Focus program at Kellogg Singapore.

          Vânia Lucia Chaves Somavilla, 54: Executive Officer for Human Resources, Health and Safety, Sustainability and Energy of Vale since May 2011.

          Other current director or officer positions:    President of the Board of Directors (Conselho de Curadores) of Fundação Vale, since January 2013.

          Professional experience:    Director of the Department of the Environment and Sustainability at Vale from April 2010 until May 2011; Director for Energy Commercialization of Vale from March 2004 until March 2010; Member of the Board of Directors of Albras from 2009 to 2011; Chief Executive Officer of Vale Florestar S.A., from November 2010 to August 2011. In connection with her roles at Vale, Ms. Somavilla was also member of the board of directors and the executive board of several companies and consortia in the energy sector from 2004 until 2010. She was also head of New Business Development for Energy Generation and of Project Development and Implementation for large and small hydroelectric plant projects at Companhia Energética de Minas Gerais—CEMIG, a publicly held company involved in the generation, transmission, distribution and sale of electricity, from 1995 until 2001.

          Academic Background:    Degree in Civil Engineering from UFMG; post-graduate degree in Dam Engineering from UFOP; specialization in Management of Hydro Power Utilities from SIDA, Stockholm, Sweden; MBA degree in Corporate Finance from IBMEC, Belo Horizonte; Transformational Leadership program from M.I.T. and Mastering Leadership program from IMD.

          Roger Allan Downey, 46: Executive Officer for Fertilizer and Coal of Vale since May 2012.

          Professional experience:    Managing partner of CWH Consultoria Empresarial SC Ltda., a privately-held consulting company, from January 2012 to April 2012; Alternate Member of the Board of Directors of Valepar from February 2012 to April 2012; Chief Executive Officer and Executive Officer for Investor Relations of MMX Mineração e Metálicos S.A., a publicly-held mining company, from August 2009 to November 2011; Director of Equity Research for Banco de Investimentos Credit Suisse (Brasil) S.A., a privately-held brokerage and investment bank, from August 2005 to August 2009; Commercial and New Business Manager for Rio Tinto, a publicly-held mining company, from October 1996 to September 2002; Market Coordinator for CAEMI, from December 1991 to October 1996.

          Academic background:    Degree in Business Management from the University of Western Australia, degree in Business Administration from the Australian National Business School and an MBA degree from the University of Western Australia.

Conflicts of interest

          Under Brazilian corporate law, if a director or an executive officer has a conflict of interest with the Company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the Board of Executive Officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting, and under our Policy on Related Party Transactions, the director or executive officer should not receive any relevant documentation or information and should not participate in any related discussions. In any case, a director or an executive officer may not transact any business with the Company, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by unrelated parties. For more details about our Policy on Related Party Transactions see Related party transactions.

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

          We are subject to Exchange Act Rule 10A-3, which requires, absent an exemption, that a listed company maintains a standing audit committee composed of members of the Board of Directors that meet specified requirements. In lieu of establishing an independent audit committee, we have given our Fiscal Council the necessary powers to qualify for the exemption set forth in Exchange Act Rule 10A-3(c)(3). We believe our Fiscal Council satisfies the independence and other requirements of Exchange Act Rule 10A-3 that would apply in the absence of our reliance on the exemption. Pursuant to our undertakings to the HKEx, the Fiscal Council must be comprised of at least three members who satisfy specified independence requirements set out in the HKEx Listing Rules. We have received a written confirmation of independence pursuant to Rule 3.13 of the HKEx Listing Rules from each of the members of our Fiscal Council appointed by Valepar and consider them able to satisfy these independence requirements.

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

          Members of the Fiscal Council are elected by our shareholders for one-year terms. The current members of the Fiscal Council and their respective alternates were elected on April 17, 2013. The terms of the members of the Fiscal Council expire at the next annual shareholders' meeting following election.

          Two members of our Fiscal Council (and the respective alternates) may be elected by non-controlling shareholders: one member may be appointed by our preferred shareholders and one member may be appointed by minority holders of common shares pursuant to applicable CVM rules.

          The following table lists the current and alternate members of the Fiscal Council.

Current member	First year of appointment	Alternate	First year of appointment
Vacant(1)	–	Paulo Fontoura Valle(2)	2012
Arnaldo José Vollet(3)	2011	Valeriano Durval Guimarães Gomes(3)	2013
Marcelo Amaral Moraes(3)	2004	Oswaldo Mário Pêgo de Amorim Azevedo(3)	2004
Aníbal Moreira dos Santos(3)	2005	Vacant	–

(1)
Vacant since the resignation of Mr. Antônio Henrique Pinheiro Silveira, with effect from October 2013. Mr. Paulo Fontoura Valle, as alternate member of the Fiscal Council, has been attending Fiscal Council meetings.
(2)
Appointed by preferred shareholders.
(3)
Appointed by Valepar.

          Below is a summary of the business experience, activities and areas of expertise of the members of our Fiscal Council.

          Paulo Fontoura Valle, 50: Alternate member of Vale's Fiscal Council since April 2012. Mr. Valle is the alternate member of Mr. Antônio Henrique Pinheiro Silveira, who resigned from his position on the fiscal council of Vale in October 2013.

          Other director or officer positions:    Member of Petrobrás Distribuidora S.A.—BR Distribuídora's Fiscal Council since 2012 and Member of Banco Nacional de Desenvolvimento—BNDES' Fiscal Council since 2011.

          Professional experience:    Member of the fiscal council of Petrobras Gás S.A.—Gaspetro from 2010 to 2011, a Brazilian publicly-held oil and gas company; Member of the board of directors of Brasilprev Seguros e Previdência, from 2007 to 2009, a Brazilian privately-held insurance company.

          Academic background:    Degree in Physical Education from Faculdade Dom Bosco de Educação Física; MBA degree from Instituto Brasileiro de Mercado de Capitais—IBMEC; specialization in Economics from the George Washington University, in the United States.

          Arnaldo José Vollet, 65: Member of Vale's Fiscal Council since April 2011.

          Other director or officer positions:    Member of Caixa Econômica Federal's Audit Committee since October 2013.

          Professional experience:    Executive Officer of BB DTVM, a subsidiary of Banco do Brasil, from 2002 to 2009; Financial and Investor Relations Officer of Companhia de Energia Elétrica da Bahia—COELBA, a publicly held electricity company, from 2000 to 2002; Member of the Fiscal Council of Telesp Celular Participações, a publicly held telecommunications company, from 1999 to 2000; Member of the Fiscal Council of CELPE—Companhia de Eletricidade de Pernambuco, a publicly held electricity company, from 2004 to 2009; Director of Guaraniana, now Neoenergia S.A., from 2002 to 2003; Alternate Member of the Board of Directors of CEMIG, a publicly held electricity company, from 2003 to 2005; Member of the Board of Directors of Pronor and Nitrocarbono, both chemical companies, from 1997 to 1998.

          Academic background:    Degree in Mathematics from USP and MBA degree in Finance from IBMEC/RJ.

          Marcelo Amaral Moraes, 46: Member of Vale's Fiscal Council since April 2004.

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

          Aníbal Moreira dos Santos, 75: Member of Vale's Fiscal Council since April 2005.

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

          Our shareholders determine this annual aggregate compensation at the general shareholders' meeting each year. In order to establish aggregate director and officer compensation, our shareholders usually take into account various factors, which range from attributes, experience and skills of our directors and executive officers to the recent performance of our operations. Once aggregate compensation is established, our Board of Directors is then responsible for distributing such aggregate compensation in compliance with our bylaws among the directors and executive officers. The Executive Development Committee makes recommendations to the Board concerning the annual aggregate compensation of the executive officers. In addition to fixed compensation, our executive officers are also eligible for bonuses and incentive payments.

          For the year ended December 31, 2013, the amount paid to the executive officers is set forth in the table below.

For the year ended December 31, 2013
(US$ million)
Fixed compensation and in kind benefits	11.4
Variable compensation	9.7
Pension, retirement or similar benefits	2.1
Severance	0.5
Social security contributions(1)	3.9

Total paid to the executive officers	27.6

(1)
Social security contributions to the Brazilian government with respect to the executive officers.

          We paid US$2.2 million in aggregate to the members of our Board of Directors for services in all capacities, all of which was fixed compensation. There are no pension, retirement or similar benefits for the members of our Board of Directors. As of February 28, 2014, the total number of common shares owned by our directors and executive officers was 31,816, and the total number of preferred shares owned by our directors and executive officers was 821,271. None of our directors or executive officers beneficially owns 1% or more of any class of our shares.

Fiscal Council

          We paid an aggregate of US$0.6 million to members of the Fiscal Council in 2013. In addition, the members of the Fiscal Council are reimbursed for travel expenses related to the performance of their functions.

Advisory committees

          We paid an aggregate of US$0.12 million to members of our advisory committees in 2013. Under Article 15 of our bylaws, those members who are directors or officers of Vale are not entitled to additional compensation for participating on a committee. Members of our advisory committees are reimbursed for travel expenses related to the performance of their duties.

 EMPLOYEES

          The following tables set forth the number of our employees by business and by location as of the dates indicated.

	At December 31,
By business:	2011(1)	2012	2013
Bulk materials	51,059	55,074	54,898
Base metals operations	15,027	16,116	15,772
Fertilizer nutrients	7,283	7,476	6,772
Corporate activities	6,277	6,639	5,844

Total	79,646	85,305	83,286

	At December 31,
By location:	2011	2012	2013
South America	64,766	69,625	67,392
North America	6,617	6,766	6,681
Europe	615	395	397
Asia	4,088	4,232	4,235
Oceania	2,186	2,265	2,279
Africa	1,374	2,022	2,302

Total	79,646	85,305	83,286

(1)
For purposes of comparison, the information for 2011 about our employees by business was to reflect our new corporate structure implemented in 2012.

          We negotiate wages and benefits with a large number of unions worldwide that represent our employees. We have collective agreements with unionized employees at our operations in Argentina, Australia, Brazil, Canada, France, Indonesia, Malawi, Mozambique, New Caledonia, Norway, Paraguay, Peru and the United Kingdom.

Wages and benefits

          Wages and benefits for Vale and its subsidiaries are generally established on a company-by-company basis. Vale establishes its wage and benefits programs for Vale and its subsidiaries, other than Vale Canada, in periodic negotiations with unions. In November 2013, Vale reached a two-year agreement with the Brazilian unions. A salary increase of 6% was implemented in November 2013, and another salary increase of 5.4% will be implemented in November 2014 for our employees (except managers and above) in Brazil as part of that agreement. The provisions of Vale's collective bargaining agreements with its unions also apply to Vale's non-unionized employees. Vale Canada establishes wages and benefits for its unionized employees through collective bargaining agreements. For non-unionized employees, Vale Canada undertakes an annual review of salaries. Vale and its subsidiaries provide their employees and their dependents with other benefits, including supplementary medical assistance.

Pension plans

          Brazilian employees of Vale and of most of its Brazilian subsidiaries are eligible to participate in pension plans managed by Valia. Sponsored by Vale and such subsidiaries, Valia is a nonprofit, complementary social security foundation with both financial and administrative autonomy.

          Most of the participants in plans held by Valia are participants in a plan named "Vale Mais", which Valia implemented in May 2000. This plan is primarily a defined contribution plan with a defined benefit feature relating to service prior to May 2000 and another defined benefit feature to cover temporary or permanent disability, pension and financial protection to dependents in case of death. Valia also operates a defined benefit plan, closed to new participants since May 2000, with benefits based on years of service, salary and social security benefits. This plan covers retired participants and their beneficiaries, as well as a relatively small number of employees that declined to transfer from the old plan to the "Vale Mais" plan when it was established in May 2000.

          Employees within our Base Metals operations, principally in Canada, the United States, the United Kingdom and Indonesia, participate in defined benefit pension plans and defined contribution pension plans. All new employees within our Base Metals operations participate in defined contribution pension plans. We have also private pension plans with defined contribution in Switzerland, Malawi and Zambia. Since December 1, 2012, PTVI is no longer managing the defined benefit pension plans. As a result, all participants of the pension plans have transferred entirely to the defined contribution pension plans.

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

          Since 2008, qualifying management personnel have been eligible to participate at their option in a bonus program tied to preferred share ownership. Under the program, each qualified employee may elect to invest part of their bonus either in Vale preferred shares for eligible employees receiving an incentive payment in Brazil, or in ADRs representing Vale preferred shares for eligible employees receiving an incentive payment outside Brazil. If the employee continues to be employed by us and has held the preferred shares (or ADRs) for the entire duration of the relevant cycle of the matching program, at the expiration of the applicable three year term of the program, the employee will receive a cash payment to be applied to purchase in the open market a number of additional preferred shares (or ADRs) equal to the number of preferred shares (or ADRs) purchased by the employee pursuant to the program. During the three-year term of the incentive program, participating employees have the right to sell all or part of the preferred shares (or ADRs) purchased through the program, however such employees forfeit the right to the matching reward for all shares sold prior to the expiration of the term of the program. For the 2013 cycle, 1.912 employees participated in the program.

V.           ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

          We and our subsidiaries are defendants in numerous legal actions in the ordinary course of business, including civil, administrative, tax, social security and labor proceedings. The most significant proceedings are discussed below. Except as otherwise noted below, the amounts claimed, and the amounts of our provisions for possible losses, are stated as of December 31, 2013. See Note 19 to our consolidated financial statements for further information.

  Itabira suits

          We are a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action, filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to approximately R$3.123 billion (US$1.333 billion). There have been hearings in this action, a report favorable to Vale was issued and a request for additional expert evidence presented by the municipality has been granted. A decision is pending.

          In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately R$3.616 billion (US$1.543 billion). This case had been suspended pending consideration of our request to include favorable evidence from our other Itabira action described above. In January 2012, that request was denied, and once the court is notified, the lawsuit will resume.

  CFEM-related proceedings

          We are engaged in numerous administrative and judicial proceedings related to the mining royalty known as the CFEM. For more information about CFEM, see Regulatory matters—Royalties and other taxes on mining activities. These arise out of a large number of assessments by the DNPM, an agency of the Ministry of Mines and Energy of the Brazilian government. The proceedings concern different interpretations of DNPM's method of estimating sales, the statute of limitations, due process of law, payment of royalties on pellet sales and CFEM charges on the revenues generated by our subsidiaries abroad.

          We are contesting DNPM's claims using the available avenues under Brazilian law, beginning with challenges in administrative tribunals and proceeding with challenges in the judicial courts. We have received some favorable and unfavorable decisions, and we cannot predict the amount of time required before final judicial resolutions.

          We determined that we have a probable loss in connection with the dispute related to the deductibility of transportation expenditures in arriving at the amount upon which the CFEM is calculated. At December 31, 2013 we had a provision of approximately R$141 million (US$60 million) for this probable loss. The aggregate amount claimed in the pending assessments is approximately R$4.568 billion (US$1.950 billion) (including interest and penalties through December 31, 2013).

  ICMS tax assessments

          The tax authorities of the Brazilian state of Pará have issued tax assessments (autos de infração) against us for additional payments of the value-added tax on services and circulation of goods (ICMS) on the iron ore we transport from our mining sites in the state of Pará to our facilities in the state of Maranhão. The tax authorities assert that the calculation of ICMS should be based on the market value of the iron ore transported, as opposed to the cost of production of the ore, which we have used to calculate the ICMS owed in years past.

          We are engaged in a legal proceeding challenging three tax assessments issued by the tax authorities of the state of Pará, covering the years 2007, 2008 and 2009, in an aggregate amount of R$679.7 million (as of December 2013).

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

  Participation in the REFIS

          In November 2013, we elected to participate in the REFIS, a federal tax settlement program for payment of amounts relating to Brazilian corporate income tax and social contribution, in order to settle the claims related to the net income of our non-Brazilian subsidiaries and affiliates from 2003 to 2012. Before this settlement, the total amount of tax contingency for the period from 2003 to 2012, including the years for which tax assessments had not yet been issued, was estimated at US$19.4 billion (R$45.0 billion, including R$17.1 billion in principal, R$9.8 billion in penalties, R$12.0 billion in interest and interest on penalties and R$6.0 billion in statutory fees).

          Under the REFIS statute, there is a full waiver of penalties, interest and statutory fees for payments upfront, and a reduction of 80% of penalties, 50% of interest and 100% of statutory fees for payments in installments. We decided to pay upfront the taxes for the years 2003, 2004 and 2006, and in installments the principal, penalties and interest for the years 2005 and 2007 to 2012, resulting in an obligation of US$9.6 billion, net of accumulated losses. We paid US$2.6 billion in 2013, including the upfront payment and an initial installment, and we agreed to pay the remaining US$7.0 billion in 178 further installments, bearing interest at the SELIC rate. See Note 19 to our consolidated financial statements for further information.

          Our participation in the REFIS resulted in the termination of three of the tax assessments (autos de infração) against our parent company Vale S.A. and the tax assessment against our subsidiary MBR for payment of taxes in accordance with Article 74. As required by the REFIS statute, we waived our legal arguments with respect to the periods 2003 to 2012 in our direct challenge against the applicability of Article 74 (which is described below), but we will continue the dispute with respect to 1996 to 2002 and 2013. In the event that our direct challenge, or another party's claims with general applicability, is eventually successful with respect to matters that are also applicable to the periods that we have settled, we could be entitled to stop the payment of any further installment and to seek recovery of the amounts we have paid, in the form of tax credits.

          Participating in the REFIS had an impact of US$6.7 billion (R$14.8 billion) on net income in 2013 as described in note 20 to our consolidated financial statements. In future years, financial expenses will include the interest component of the REFIS payments. Our future cash flows will be affected by the monthly installments.

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

          In 2005, the court of first instance ruled against us on the merits of the case, and we appealed. In 2011, our appeal was rejected by the Federal Court of Appeals (Tribunal Regional Federal da 2? Região). In December 2011, we filed new appeals before the Brazilian Superior Court of Justice, with respect to our arguments regarding the violations to federal law and international treaties, and the Brazilian Supreme Court (Supremo Tribunal Federal), with respect to our constitutional arguments. In May 2012, we obtained a new ruling from the Supreme Court suspending all collection efforts by the tax authorities in respect of Article 74 assessments, pending a final ruling on the merits of the case. In April 2013, the Supreme Court decided that Article 74 cannot be retroactively applied and therefore the tax authorities cannot collect taxes based on Article 74 for periods before 2001.

          In December 2013, as required by the REFIS statute, we waived the legal arguments with respect to the periods 2003 to 2012 in our direct challenge against the applicability of Article 74. We will continue the dispute related to the periods 1996 to 2002, which were not included in the REFIS. A decision by the Superior Court of Justice on the three remaining issues is still pending. The total amount discussed for the period between 1996 and 2002 is R$1.832 billion.

  PIS/COFINS fines

          In November 2013, we received two assessments from the Brazilian federal tax authority imposing penalties related to PIS and COFINS. PIS and COFINS are taxes imposed by the Brazilian government on our gross revenues, which may be partially offset by credits resulting from PIS and COFINS payments made by our suppliers. The tax authority contends that we incorrectly claimed PIS and COFINS tax credits for 2008, 2009 and 2010 (an assessment of R$600 million) and that we failed to comply with certain information requirements in claiming those tax credits (an assessment of R$1.2 billion). The amounts of the assessments are related entirely to penalties, which we consider excessive. We have presented a written response to the tax authority, and a decision is pending. If the tax authorities do not agree to review the penalties, we intend to take the matter to the judicial courts.

  Railway litigation

          In 1994, prior to our privatization, we entered into a contract with Rede Ferroviária Federal S.A. ("RFFSA"), the Brazilian federal rail network, to build two railway networks in Belo Horizonte, Brazil, which were to be incorporated into an existing railway segment, in a project called "Transposição de Belo Horizonte." We subsequently entered into a related agreement with the Brazilian government to begin the construction of an alternative railway segment, because the initially agreed segments could not be built. In August 2006, RFFSA (now succeeded as defendant by the Brazilian government) filed a breach of contract claim against us stemming from the 1994 contract regarding the construction of two railway networks. As of December 31, 2013, the amount claimed, including adjustments for inflation and interest, was approximately R$3.855 billion (US$1.645 billion) in damages.

          Before the RFFSA lawsuit was filed, we filed a claim against RFFSA challenging the inflation adjustment provisions in the contract with RFFSA. We contend that the method of calculation employed by the Brazilian government is not lawful under Brazilian law. Pursuant to a partial settlement of the original RFFSA lawsuit, if the claim is decided in the Brazilian government's favor, then the construction costs of the new railway segment assumed by Vale will offset the damages due from Vale under such claim, representing a significant reduction in the amount we would be required to pay.

          In June 2012, the federal judge rejected both RFFSA's claims and our contractual claim for review of the inflation adjustment provisions. Both parties have appealed from these decisions.

  Transger suit

          VLI's subsidiary FCA is a defendant in a suit by Transger S.A. ("Transger"), a minority shareholder in FCA. Transger seeks money damages and the annulment of certain general shareholders' meetings that occurred in early 2003, at which shareholders approved an increase in FCA's share capital, on the grounds of allegedly abusive actions by FCA's controlling group. The court of first instance initially ruled against the defendants, but subsequently rescinded the judgment to allow for the preparation of an additional expert report. A decision is pending.

  Praia Mole suit

          We are among the defendants in a public civil action filed by the Federal Public Prosecutor's Office (Ministério Público Federal) in November 1997 seeking to annul the concession agreements under which the defendants operate the Praia Mole maritime terminal in the Brazilian state of Espírito Santo. In July 2012, the Federal Court of Appeals (Tribunal Regional Federal) affirmed the November 2007 decision that rejected the prosecutor's claim and recognized the validity of those concession agreements. The prosecutor has appealed that ruling, and final disposition of the appeal is still pending.

  Simandou project review in Guinea

          We own a 51% interest in VBG, which holds iron ore concession rights and exploration permits in Simandou in Guinea. The Government of Guinea has launched a contract review process that may result in the cancellation of VBG's mining rights. See Regulatory Matters.

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

          Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of the unconsolidated financial statements of our parent company, Vale S.A., in reais, prepared in accordance with Brazilian corporate law. Our consolidated financial statements have been prepared in accordance with IFRS using U.S. dollars as the reporting currency and, although our allocations to reserves and dividends will be reflected in these financial statements, investors will not be able to calculate such allocations or required dividend amounts from our consolidated financial statements in U.S. dollars.

Mandatory dividend

          The Brazilian corporate law and our bylaws prescribe that we must distribute to our shareholders in the form of dividends or interest on shareholders' equity an annual amount equal to not less than 25% of the distributable amount, referred to as the mandatory dividend, unless the Board of Directors advises our shareholders at our general shareholders' meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of our financial condition. To date, our Board of Directors has never determined that payment of the mandatory dividend was inadvisable. The Fiscal Council must review any such determination and report it to the shareholders. In addition to the mandatory dividend, our Board of Directors may recommend to the shareholders payment of dividends from other funds legally available therefore. Any payment of interim dividends will be netted against the amount of the mandatory dividend for that fiscal year. The shareholders must also approve the recommendation of the Board of Directors with respect to any required distribution. The amount of the mandatory dividend is subject to the size of the legal reserve, the contingency reserve, and the unrealized income reserve. The amount of the mandatory dividend is not subject to the size of the discretionary tax incentive reserve. See Calculation of distributable amount.

Dividend preference of preferred shares

          Pursuant to our bylaws, holders of preferred shares and the golden shares are entitled to a minimum annual non-cumulative preferential dividend equal to (i) at least 3% of the book value per share, calculated in accordance with the financial statements which serve as reference for the payment of dividends, or (ii) 6% of their pro rata share of our paid-in capital, whichever is higher. To the extent that we declare dividends in any particular year in amounts which exceed the preferential dividends on preferred shares, and after holders of common shares have received distributions equivalent, on a per share basis, to the preferential dividends on preferred shares, holders of common shares and preferred shares shall receive the same additional dividend amount per share. We regularly have had sufficient distributable amounts to be able to distribute equal amounts to both common and preferred shareholders.

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

          We have been making semi-annual payments to holders of shareholder debentures, which reached US$14 million in 2011, US$10 million in 2012 and US$11 million in 2013. In October 2013, the accumulated sales volume of iron ore from the Northern System reached the relevant threshold established in the debentures deed, which triggered our obligation to make additional semi-annual payments of the premium on iron ore products, starting in 2014. See Note 31 to our consolidated financial statements for a description of the terms of the debentures.

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

          Although there is at present no treaty to avoid double taxation between Brazil and the United States, but only a common understanding between the two countries according to which income taxes paid in one may be offset against taxes to be paid in the other, both countries' tax authorities have been having discussions that may result in the execution of such a treaty. In this regard, the two countries signed a Tax Information Exchange Agreement on March 20, 2007, which the Brazilian government approved in May 2013. We cannot predict whether or when such a treaty will enter into force or how, if entered into, such a treaty will affect the U.S. holders, as defined below, of preferred shares, common shares or ADSs.

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

  Dividends

          Amounts distributed as dividends will generally not be subject to Brazilian withholding income tax if the distribution is paid only from profits for the corresponding year, as determined under Brazilian tax principles. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates depending on the year the profits were generated. Dividends paid from sources other than profits as determined under Brazilian tax principles may be subject to withholding tax.

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

  Taxation of capital gains

          Taxation of Non-Brazilian Holders on capital gains depends on the status of the holder as either:

  •
  (i) not resident or domiciled in a Low Tax Jurisdiction or where internal legislation imposes restrictions on the disclosure of shareholding structure or the ownership of the investment and registered its investment in Brazil in accordance with Resolution No. 2,689 (a 2,689 Holder), or (ii) a holder of ADSs or HDSs; or

  •
  any other Non-Brazilian Holder.

          Investors identified in items (i) or (ii) are subject to favorable tax treatment, as described below.

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

          There is some uncertainty as to whether ADSs or HDSs qualify as "assets located in Brazil" for this purpose. Arguably, neither ADSs nor HDSs constitute assets located in Brazil and therefore the gains realized by a Non-Brazilian Holder on the disposition of ADSs or HDSs to another Non-Brazilian resident should not be subject to income tax in Brazil. However, it is not certain that the Brazilian courts will uphold this interpretation of the definition of "assets located in Brazil" in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs or HDSs. Consequently, gains on a disposition of ADSs or HDSs by a Non-Brazilian Holder (whether in a transaction carried out with another Non-Brazilian Holder or a person domiciled in Brazil) may be subject to income tax in Brazil in accordance with the rules applicable to a disposition of shares.

          Although there are grounds to sustain otherwise, the deposit of preferred shares or common shares in exchange for ADSs or HDSs may be subject to Brazilian income tax if the acquisition cost of the shares being deposited is lower than the average price, determined as either:

  •
  the average price per preferred share or common share on the Brazilian stock exchange in which the greatest number of such shares were sold on the day of deposit; or

  •
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

          The gain realized as a result of a transaction on a Brazilian stock exchange is the difference between: (i) the amount in Brazilian currency realized on the sale or disposition and (ii) the acquisition cost, without any adjustment for inflation, of the securities that are the subject of the transaction.

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

          The outflow of resources from Brazil related to investments held by a Non-Brazilian Holder in the Brazilian financial and capital markets is currently subject to IOF/Exchange at a zero percent rate. In any case, the Brazilian government may increase such rates at any time, up to 25%, with no retroactive effect.

  Transactions involving securities

          Brazilian law imposes a tax on transactions involving securities, or an IOF/Securities Tax, including those carried out on the Brazilian stock exchange. The rate of IOF/Securities Tax applicable to transactions involving publicly traded securities in Brazil is currently zero. The rate of IOF/Securities Tax applicable to a transfer of shares traded on the Brazilian stock exchange to back the issuance of depositary receipts has also been zero since December 24, 2013. However, the Brazilian Government may increase such rates at any time up to 1.5% of the transaction amount per day, but the tax cannot be applied retroactively.

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

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

          Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

          Our management has assessed the effectiveness of Vale's internal control over financial reporting as of December 31, 2013 based on the criteria established in "Internal Control—Integrated Framework (1992)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

          Our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2013 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

CORPORATE GOVERNANCE

          Under NYSE rules, foreign private issuers are subject to more limited corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (1) we must satisfy the requirements of Exchange Act Rule 10A-3 relating to audit committees; (2) our chief executive officer must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (3) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (4) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. The table below briefly describes the significant differences between our practices and the practices of U.S. domestic issuers under NYSE corporate governance rules.

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	As a controlled company, we would not be required to comply with the compensation committee requirements if we were a U.S. domestic issuer.
	"Controlled companies" are not required to comply with this requirement.	However, we have an Executive Development Committee, which is an advisory committee to the Board of Directors and may include members who are not directors. This committee is responsible for:
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
Under our bylaws, the Fiscal Council shall have between three and five members. Under Brazilian corporate law, which provides standards for the independence of the Fiscal Council from us and our management, none of the members of the Fiscal Council may be a member of the Board of Directors or an executive officer. Management does not elect any Fiscal Council member. Our Board of Directors has determined that one of the members of our Fiscal Council meets the New York Stock Exchange independence requirements that would apply to audit committee members in the absence of our reliance on Exchange Act Rule 10A-3(c)(3).
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

CODE OF ETHICS AND CONDUCT

          In January 2013 we adopted a new code of ethics and conduct that applies to our employees and to the members of our Board of Directors and our Board of Executive Officers, including the chief executive officer, the chief financial officer and the principal accounting officer. We have posted this code of ethics and conduct on our website, at: http://www.vale.com (under English Version/Investors/Corporate Governance/Code of Ethics). Copies of our code of ethics and conduct may be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our new code of ethics and conduct since its adoption, and we did not grant any implicit or explicit waivers from any provision of the previous version of our code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

          PricewaterhouseCoopers Auditores Independentes billed us for the following fees for professional services in 2012 and 2013.

	Year ended December 31,
	2012	2013
	(US$ thousand)
Audit fees	9,114	10,438
Audit-related fees	936	295
Other fees	–	137

Total fees	10,050	10,870

          "Audit fees" are the aggregate fees billed by PricewaterhouseCoopers for the audit of our annual financial statements, the audit of the statutory financial statements of our subsidiaries, and reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. They also include fees for services that only the independent auditor reasonably can provide, including the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. "Audit-related fees" are fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees".

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

          We expect that KPMG Auditores Independentes ("KPMG") will replace PricewaterhouseCoopers Auditores Independentes as our independent public accountants and will audit our financial statements for the fiscal years starting January 1, 2014. The change in auditors is being made pursuant to a regulation of the CVM that limits the consecutive terms that certain service providers may serve. Because of the limitations set forth in this law, we did not seek to renew PricewaterhouseCoopers' contract when it expired and PricewaterhouseCoopers did not attempt to stand for reelection. The replacement of PricewaterhouseCoopers by KPMG was approved by our Board of Directors and Fiscal Council on November 8, 2013. PricewaterhouseCoopers is engaged as our auditor for the fiscal years ended December 31, 2013 and 2012 until the filing of this Form 20-F with the Securities and Exchange Commission and will perform a limited review of our interim financial statements for the three-month period ended March 31, 2014.

          PricewaterhouseCoopers audited our financial statements for the fiscal years ended December 31, 2013 and December 31, 2012. None of the reports of PricewaterhouseCoopers on our financial statements for either of such fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years and through the date hereof, there have been no disagreements with PricewaterhouseCoopers, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PricewaterhouseCoopers' satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no "reportable events" as that term is defined in Item 16F(a)(1)(v) of Form 20-F. PricewaterhouseCoopers did not audit any of our financial statements for any period subsequent to December 31, 2013.

          We have provided PricewaterhouseCoopers with a copy of the foregoing disclosure, and have requested that it furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. We are including as Exhibit 15.2 to this Form 20-F a copy of the letter from PricewaterhouseCoopers as required by Item 16F(a)(3) of Form 20-F.

          During the fiscal years ended December 31, 2013 and December 31, 2012, we did not consult with KPMG regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by KPMG on our financial statements. Further, KPMG did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or "reportable event" or any other matter as defined in Item 16F(a)(v) of Form 20-F.

INFORMATION FILED WITH SECURITIES REGULATORS

          We are subject to various information and disclosure requirements in those countries in which our securities are traded, and we file financial statements and other periodic reports with the CVM, BM&FBOVESPA, the SEC, the French securities regulator Autorité des Marchés Financiers, and the HKEx.

  •
  Brazil.    Vale's Common Shares and Class A Preferred Shares are listed on BM&FBOVESPA in São Paulo, Brazil. As a result, we are subject to the information and disclosure requirements of Brazilian Corporate Law, as amended. We are also subject to the periodic disclosure requirements of CVM rules applicable to listed companies and to BM&FBOVESPA's "Level 1" Corporate Governance Requirements. Our CVM filings are available from the CVM at http://www.cvm.gov.br or from BM&FBOVESPA at http://www.bmfbovespa.com.br. In addition, as with all of our security filings, they may be accessed at our website, http://www.vale.com.

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

  •
  France.    As a result of the admission of the ADSs to listing and trading on NYSE Euronext Paris, we must comply with certain French periodic and ongoing disclosure rules (for example, annual report with audited financial statements and interim financial statements). In general, the Company is deemed to comply with the French periodic and ongoing disclosure rules through its compliance with U.S. disclosure rules.

  •
  Hong Kong.    As a result of the listing and trading of our HDSs on the HKEx, we must comply with the HKEx Listing Rules, subject to certain waivers granted by the HKEx, including certain periodic and ongoing disclosure rules, such as annual reports with audited financial statements and interim financial statements. In accordance with the HKEx Listing Rules, we upload reports and other information to the website of the HKEx, which are available to the public from the HKEx at http://www.hkexnews.hk.

EXHIBITS

Exhibit Number
1	Bylaws of Vale S.A., as amended on May 7, 2013, incorporated by reference to the current report on Form 6-K furnished to the Securities and Exchange Commission on May 8, 2013 (File No. 001-15030)
8	List of subsidiaries
12.1	Certification of Chief Executive Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Vale, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers
15.2	Letter from PricewaterhouseCoopers required by Item 16F(a)(3)

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

GLOSSARY

Alumina	Aluminum oxide. It is the main component of bauxite, and extracted from bauxite ore in a chemical refining process. It is the principal raw material in the electro-chemical process from which aluminum is produced.
Aluminum	A white metal that is obtained in the electro-chemical process of reducing aluminum oxide.
Anthracite	The hardest coal type, which contains a high percentage of fixed carbon and a low percentage of volatile matter. Anthracite is the highest ranked coal and it contains 90% fixed carbon, more than any other form of coal. Anthracite has a semi-metallic luster and is capable of burning with little smoke. Mainly used for metallurgical purposes.
Austenitic stainless steel	Steel that contains a significant amount of chromium and sufficient nickel to stabilize the austenite microstructure, giving to the steel good formability and ductility and improving its high temperature resistance. They are used in a wide variety of applications, ranging from consumer products to industrial process equipment, as well as for power generation and transportation equipment, kitchen appliances and many other applications where strength, corrosion and high temperature resistance are required.
A$	The Australian dollar.
Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.
Beneficiation	A variety of processes whereby extracted ore from mining is reduced to particles that can be separated into ore-mineral and waste, the former suitable for further processing or direct use.
CAD	The Canadian dollar.
CFR	Cost and freight. Indicates that all costs related to the transportation of goods up to a named port of destination will be paid by the seller of the goods.
Coal	Coal is a black or brownish-black solid combustible substance formed by the decomposition of vegetable matter without access to air. The rank of coal, which includes anthracite, bituminous coal (both are called hard coal), sub-bituminous coal, and lignite, is based on fixed carbon, volatile matter, and heating value.
Cobalt	Cobalt is a hard, lustrous, silver-gray metal found in ores, and used in the preparation of magnetic, wear-resistant, and high-strength alloys (particularly for jet engines and turbines). Its compounds are also used in the production of inks, paints, catalysts and battery materials.
Coke	Coal that has been processed in a coke oven, for use as a reduction agent in blast furnaces and in foundries for the purposes of transforming iron ore into pig iron.
Coking Coal	See metallurgical coal.
Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.

Copper	A reddish brown metallic element. Copper is highly conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.
Copper anode	Copper anode is a metallic product of the converting stage of smelting process that is cast into blocks and generally contains 99% copper grade, which requires further processing to produce refined copper cathodes.
Copper cathode	Copper plate with purity higher than or equal to 99.9% that is produced by an electrolytic process.
Copper concentrate	Material produced by concentration of copper minerals contained in the copper ore. It is the raw material used in smelters to produce copper metal.
CVM	The Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission).
DRI	Direct reduced iron. Iron ore lumps or pellets converted by the direct reduction process, used mainly as a scrap substitute in electric arc furnace steelmaking.
DWT	Deadweight ton. The measurement unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel's total deadweight is the total weight the vessel can carry when loaded to a particular load line.
Electrowon copper cathode	Refined copper cathode is a metallic product produced by an electrochemical process in which copper is recovered from an electrolyte and plated onto an electrode. Electrowon copper cathodes generally contain 99.99% copper grade.
Embedded derivatives	A financial instrument within a contractual arrangement such as leases, purchase agreements and guarantees. Its function is to modify some or all of the cash flow that would otherwise be required by the contract, such as caps, floors or collars.
Emissions trading	Emissions trading is a market-based scheme for environmental improvement that allows parties to buy and sell permits for emissions or credits for reductions in emissions of certain pollutants.
Fe unit	A measure of the iron grade in the iron ore that is equivalent to 1% iron grade in one metric ton of iron ore.
Ferroalloys	Ferroalloys are alloys of iron that contain one or more other chemical elements. These alloys are used to add these other elements into molten metal, usually in steelmaking. The principal ferroalloys are those of manganese, silicon and chromium.
FOB	Free on board. It indicates that the purchaser pays for shipping, insurance and all the other costs associated with transportation of the goods to their destination.
Gold	A precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.
Grade	The proportion of metal or mineral present in ore or any other host material.

Hard metallurgical coal	Metallurgical coking coal with the required properties to produce a stronger/harder metallurgical coke.
Hematite Ore	Hematite is an iron oxide mineral, but also denotes the high-grade iron ore type within the iron deposits.
Iridium	A dense, hard, brittle, silvery-white transition metal of the platinum family that occurs in natural alloys with platinum or osmium. Iridium is used in high-strength alloys that can withstand high temperatures, primarily in high-temperature apparatus, electrical contacts, and as a hardening agent for platinum.
Iron ore pellets	Agglomerated ultra-fine iron ore particles of a size and quality suitable for particular iron making processes. Our iron ore pellets range in size from 8 mm to 18 mm.
Itabirite ore	Itabirite is a banded iron formation and denotes the low-grade iron ore type within the iron deposits.
Lump ore	Iron ore or manganese ore with the coarsest particle size in the range of 6.35 mm to 50 mm in diameter, but varying slightly between different mines and ores.
Manganese	A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganite. Manganese is essential to the production of virtually all steels and is important in the production of cast iron.
Metallurgical coal	A bituminous hard coal with a quality that allows the production of coke. Normally used in coke ovens for metallurgical purposes.
Methanol	An alcohol fuel largely used in the production of chemical and plastic compounds.
Mineral deposit(s)	A mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.
Mineral resource	A concentration or occurrence of minerals of economic interest in such form and quantity that could justify an eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence through drill holes, trenches and/or outcrops. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured Resources.
Mtpy	Million metric tons per year.
Nickel	A silvery white metal that takes on a high polish. It is hard, malleable, ductile, somewhat ferromagnetic, and a fair conductor of heat and electricity. It belongs to the iron-cobalt group of metals and is chiefly valuable for the alloys it forms, such as stainless steel and other corrosion-resistant alloys.
Nickel laterite	Deposits are formed by intensive weathering of olivine-rich ultramafic rocks such as dunite, peridotite and komatite.
Nickel limonitic laterite	Type of nickel laterite located at the top of the laterite profile. It consists largely of goethite and contains 1-2% nickel. Also contains concentrations on cobalt.

Nickel matte	An intermediate smelter product that must be further refined to obtain pure metal.
Nickel pig iron	A low-grade nickel product, made from lateritic ores, suitable primarily for use in stainless steel production. Nickel pig iron typically has a nickel grade of 1.5-6% produced from blast furnaces. Nickel pig iron can also contain chrome, manganese, and impurities such as phosphorus, sulfur and carbon. Low grade ferro-nickel (FeNi) produced in China through electric furnaces is often also referred to as nickel pig iron.
Nickel saprolitic laterite	Type of nickel laterite located at the bottom of the laterite profile and contains on average 1.5-2.5% nickel.
Nickel sulfide	Formed through magmatic processes where nickel combines with sulfur to form a sulfide phase. Pentlandite is the most common nickel sulfide ore mineral mined and often occurs with chalcopyrite, a common copper sulfide mineral.
Ntk	Net ton (the weight of the goods being transported excluding the weight of the wagon) kilometer.
Open-pit mining	Method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden (surface material covering the valuable deposit) is relatively thin or the material of interest is structurally unsuitable for underground mining.
Oxides	Compounds of oxygen with another element. For example, magnetite is an oxide mineral formed by the chemical union of iron with oxygen.
Ozpy	Troy ounces per year.
Palladium	A silver-white metal that is ductile and malleable, used primarily in automobile-emissions control devices, and electrical applications.
PCI	Pulverized coal injection. Type of coal with specific properties ideal for direct injection via the tuyeres of blast furnaces. This type of coal does not require any processing or coke making, and can be directly injected into the blast furnaces, replacing lump cokes to be charged from the top of the blast furnaces.
Pellet feed fines	Ultra-fine iron ore (less than 0.15 mm) generated by mining and grinding. This material is aggregated into iron ore pellets through an agglomeration process.
Pelletizing	Iron ore pelletizing is a process of agglomeration of ultra-fines produced in iron ore exploitation and concentration steps. The three basic stages of the process are: (i) ore preparation (to get the correct fineness); (ii) mixing and balling (additive mixing and ball formation); and (iii) firing (to get ceramic bonding and strength).
PGMs	Platinum group metals. Consist of platinum, palladium, rhodium, ruthenium, osmium and iridium.
Phosphate	A phosphorous compound, which occurs in natural ores and is used as a raw material for primary production of fertilizer nutrients, animal feeds and detergents.
Pig iron	Product of smelting iron ore usually with coke and limestone in a blast furnace.

Platinum	A dense, precious, grey-white transition metal that is ductile and malleable and occurs in some nickel and copper ores. Platinum is resistant to corrosion and is used primarily in jewelry, and automobile-emissions control devices.
Potash	A potassium chloride compound, chiefly KCl, used as simple fertilizer and in the production of mixture fertilizer.
Precious metals	Metals valued for their color, malleability, and rarity, with a high economic value driven not only by their practical industrial use, but also by their role as investments. The widely-traded precious metals are gold, silver, platinum and palladium.
Primary nickel	Nickel produced directly from mineral ores.
Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
Proven (measured) reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Real, reais or R$	The official currency of Brazil is the real (singular) (plural: reais).
Reserves	The part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
Rhodium	A hard, silvery-white, durable metal that has a high reflectance and is primarily used in combination with platinum for automobile-emission control devices and as an alloying agent for hardening platinum.
ROM	Run-of-mine. Ore in its natural (unprocessed) state, as mined, without having been crushed.
Ruthenium	A hard, white metal that can harden platinum and palladium used to make severe wear-resistant electrical contacts and in other applications in the electronics industry.
Secondary or scrap nickel	Stainless steel or other nickel-containing scrap.
Seaborne market	Comprises the total ore trade between countries using ocean bulk vessels.
Silver	A ductile and malleable metal used in photography, coins and medal fabrication, and in industrial applications.
Sinter feed (also known as fines)	Iron ore fines with particles in the range of 0.15 mm to 6.35 mm in diameter. Suitable for sintering.
Sintering	The agglomeration of sinter feed, binder and other materials, into a coherent mass by heating without melting, to be used as metallic charge into a blast furnace.

Slabs	The most common type of semi-finished steel. Traditional slabs measure 10 inches thick and 30-85 inches wide (and average 20 feet long), while the output of the recently developed "thin slab" casters is two inches thick. Subsequent to casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.
Stainless steel	Alloy steel containing at least 10% chromium and with superior corrosion resistance. It may also contain other elements such as nickel, manganese, niobium, titanium, molybdenum, copper, in order to improve mechanical, thermal properties and service life. It is primarily classified as austenitic (200 and 300 series), ferritic (400 series), martensitic, duplex or precipitation hardening grades.
Stainless steel scrap ratio	The ratio of secondary nickel units (either in the form of nickel-bearing, stainless steel scrap, or in alloy steel, foundry and nickel-based alloy scrap) relative to all nickel units consumed in the manufacture of new stainless steel.
Thermal coal	A type of coal that is suitable for energy generation in thermal power stations.
Tpy	Metric tons per year.
Troy ounce	One troy ounce equals 31.103 grams.
Underground mining	Mineral exploitation in which extraction is carried out beneath the earth's surface.
U.S. dollars or US$	The United States dollar.

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

          Date: March 27, 2014

 Vale S.A.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders
Vale S.A.

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Vale S.A. and its subsidiaries (the "Company") at December 31, 2013, December 31, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework, 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

          As discussed in Note 6 to the consolidated financial statements, the Company changed the manner in which it accounts for employee benefits in 2013.

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

Rio de Janeiro, February 26, 2014

/s/ PricewaterhouseCoopers Auditores Independentes
CRC 2SP000160/O-5 "F" RJ
/s/ Ivan Michael Clark
Contador CRC 1MG061100/O-3 "S" RJ

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

          Vale's management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission—COSO. Based on such assessment and criteria, Vale's management has concluded that the company's internal control over financial reporting was effective as of December 31, 2013.

          The effectiveness of the company's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 26th, 2014

/s/ Murilo Ferreira
Chief Executive Officer
/s/ Luciano Siani
Chief Financial Officer and Investors Relations

Consolidated Balance Sheet
In millions of United States Dollars

	Notes	December 31, 2013	December 31, 2012	January 1, 2012
			(i)	(i)
Assets
Current assets
Cash and cash equivalents	9	5,321	5,832	3,531
Short-term investments		3	246	–
Derivative financial instruments	25	201	281	595
Accounts receivable	10	5,703	6,795	8,505
Related parties	32	261	384	82
Inventories	11	4,125	5,052	5,251
Prepaid income taxes		2,375	720	464
Recoverable taxes	12	1,579	1,540	1,771
Advances to suppliers		125	256	393
Others		918	963	946

		20,611	22,069	21,538
Non-current assets held for sale and discontinued operation	7	3,766	457	–

		24,377	22,526	21,538

Non-current assets
Related parties	32	108	408	509
Loans and financing agreements receivable		241	246	210
Judicial deposits	19	1,490	1,515	1,464
Recoverable income taxes		384	440	336
Deferred income taxes	21	4,523	4,053	1,909
Recoverable taxes	12	285	218	258
Derivative financial instruments	25	140	45	60
Deposit on incentive and reinvestment		191	160	229
Others		738	489	527

		8,100	7,574	5,502
Investments	13	3,584	6,384	8,013
Intangible assets, net	14	6,871	9,211	9,521
Property, plant and equipment, net	15	81,665	84,882	82,342

		100,220	108,051	105,378

Total		124,597	130,577	126,916

(i)
Recast according to Note 6.

 Consolidated Balance Sheet (Continued)
In millions of United States Dollars

	Notes	December 31, 2013	December 31, 2012	January 1, 2012
			(i)	(i)
Liabilities
Current liabilities
Suppliers and contractors		3,772	4,529	4,814
Payroll and related charges		1,386	1,481	1,307
Derivative financial instruments	25	238	347	73
Loans and financing	17	1,775	3,471	1,517
Related parties	32	205	207	24
Income Taxes Settlement Program	19 and 20	470	–	–
Taxes and royalties payable		327	324	524
Provision for income taxes		378	641	507
Employee postretirement obligations	22	97	205	169
Asset retirement obligations	18	96	70	73
Dividends and interest on capital		–	–	1,181
Others		420	1,127	904

		9,164	12,402	11,093
Liabilities directly associated with non-current assets held for sale and discontinued operation	7	448	169	–

		9,612	12,571	11,093

Non-current liabilities
Derivative financial instruments	25	1,492	783	663
Loans and financing	17	27,670	26,799	21,538
Related parties	32	5	72	91
Employee postretirement obligations	22	2,198	3,310	2,477
Provisions for litigation	19	1,276	2,065	1,686
Income Taxes Settlement Program	19 and 20	6,507	–	–
Deferred income taxes	21	3,228	3,427	5,465
Asset retirement obligations	18	2,548	2,678	1,849
Stockholders' Debentures	31(d)	1,775	1,653	1,336
Redeemable noncontrolling interest		276	487	505
Goldstream transaction	30	1,497	–	–
Others		1,577	1,905	2,398

		50,049	43,179	38,008

Total liabilities		59,661	55,750	49,101

Stockholders' equity	26
Preferred class A stock—7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2,108,579,618 in 2012 and 2,108,579,618 in 2011) issued		22,907	22,907	22,907
Common stock—3,600,000,000 no-par-value shares authorized and 3,256,724,482 (3,256,724,482 in 2012 and 3,256,724,482 in 2011) issued		37,671	37,671	37,671
Mandatorily convertible notes—common shares		–	–	191
Mandatorily convertible notes—preferred shares		–	–	422
Treasury stock—140,857,692 (140,857,692 in 2012 and 181,099,814 in 2011) preferred and 71,071,482 (71,071,482 in 2012 and 86,911,207 in 2011) common shares		(4,477)	(4,477)	(5,662)
Results from operations with noncontrolling stockholders		(400)	(400)	7
Results on conversion of shares		(152)	(152)	–
Unrealized fair value gain (losses)		(1,202)	(2,044)	(753)
Cumulative translation adjustments		(20,588)	(18,663)	(20,411)
Retained earnings and revenue reserves		29,566	38,397	41,728

Total company stockholders' equity		63,325	73,239	76,100
Noncontrolling interests		1,611	1,588	1,715

Total stockholders' equity		64,936	74,827	77,815

Total liabilities and stockholders' equity		124,597	130,577	126,916

(i)
Recast according to Note 6.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income
In millions of United States Dollars, except as otherwise stated

	Year ended as at December 31,
	Notes	2013	2012	2011
			(i)	(i)
Continued operations
Net operating revenue	27	46,767	46,553	60,075
Cost of goods sold and services rendered	28	(24,245)	(25,390)	(24,528)

Gross profit		22,522	21,163	35,547

Operating (expenses) income
Selling and administrative expenses	28	(1,302)	(2,172)	(2,271)
Research and evaluation expenses		(801)	(1,465)	(1,671)
Pre operating and stoppage operation		(1,859)	(1,592)	(1,293)
Other operating expenses, net	28	(984)	(1,996)	(1,482)

		(4,946)	(7,225)	(6,717)
Impairment of non-current assets	16	(2,298)	(4,023)	–
Gain (loss) on measurement or sales of non-current assets	8	(215)	(506)	1,494

Operating income		15,063	9,409	30,324

Financial income	29	2,699	1,595	1,890
Financial expenses	29	(11,031)	(5,617)	(5,439)
Equity results from associates and joint controlled entities	13	469	645	1,138
Results on sale investments from associates and joint controlled entities	8	41	–	–
Impairment of investment	16	–	(1,941)	–

Net income before income taxes		7,241	4,091	27,913
Income taxes	21
Current tax		(7,786)	(2,503)	(5,539)
Deferred tax		953	3,677	274

		(6,833)	1,174	(5,265)

Income from continuing operations		408	5,265	22,648

Loss attributable to noncontrolling interests		(178)	(257)	(233)
Net income attributable to the Company's stockholders		586	5,522	22,881

Discontinued Operations	7
Loss from discontinued operations		(2)	(68)	(86)

Loss attributable to the Company's stockholders		(2)	(68)	(86)

Net income		406	5,197	22,562

Loss attributable to noncontrolling interests		(178)	(257)	(233)
Net income attributable to the Company's stockholders		584	5,454	22,795

Earnings per share attributable to the Company's stockholders:	26e)
Basic and diluted earnings per share:
Common share		0.11	1.06	4.34
Preferred share		0.11	1.06	4.34

(i)
Recast according to Note 6.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Other Comprehensive Income
In millions of United States Dollars

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Net income	406	5,197	22,562

Other comprehensive income
Item that will not be reclassified subsequently to income
Cumulative translation adjustments	(9,830)	(7,695)	(9,849)
Retirement benefit obligations
Gross balance as of the year	914	(929)	(472)
Effect of tax	(284)	274	139

	630	(655)	(333)

Total items that will not be reclassified subsequently to income	(9,200)	(8,350)	(10,182)

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance as of the year	2,822	5,290	5,322
Transfer results realized to the net income	435	117	–

	3,257	5,407	5,322
Unrealized results on available-for-sale investments
Gross balance as of the year	193	(1)	3
Transfer results realized to the net income	(194)	–	–

	(1)	(1)	3
Cash flow hedge
Gross balance as of the year	(103)	34	216
Effect of tax	12	(8)	11
Transfer results realized to the net income, net of taxes	40	(147)	(98)

	(51)	(121)	129

Total of items that will be reclassified subsequently to income	3,205	5,285	5,454

Total other comprehensive income	(5,589)	2,132	17,834

Other comprehensive income attributable to noncontrolling interests	(175)	(223)	(308)
Other comprehensive income attributable to the Company's stockholders	(5,414)	2,355	18,142

	(5,589)	2,132	17,834

(i)
Recast according to Note 6.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Stockholder's Equity

In millions of United States Dollars

	Capital	Results on conversion of shares	Mandatorily convertible notes	Results from operation with noncontrolling stockholders	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder's equity	Noncontrolling stockholders' interests	Total stockholder's equity
December 31, 2010	45,266	1,002	764	411	43,504	(2,660)	(15)	(20,963)	–	67,309	2,515	69,824

Changes in accounting policies (Note 6)	–	–	–	–	–	–	(642)	263	(93)	(472)	–	(472)

January 1, 2011(i)	45,266	1,002	764	411	43,504	(2,660)	(657)	(20,700)	(93)	66,837	2,515	69,352

Net income	–	–	–	–	–	–	–	–	22,795	22,795	(233)	22,562
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	–	(333)	–	–	(333)	–	(333)
Cash flow hedge	–	–	–	–	–	–	128	–	–	128	1	129
Unrealized fair value results	–	–	–	–	–	–	3	–	–	3	–	3
Translation adjustments	–	–	–	–	(2,778)	–	106	289	(2,068)	(4,451)	(76)	(4,527)
Contribution and distribution—stockholders:
Acquisitions and disposal of noncontrolling stockholders	–	–	–	(404)	–	–	–	–	–	(404)	(625)	(1,029)
Additional remuneration for mandatorily convertible notes	–	–	(151)	–	–	–	–	–	–	(151)	–	(151)
Capitalization of noncontrolling stockholders advances	–	–	–	–	–	–	–	–	–	–	31	31
Capitalization of reserves	15,312	(1,002)	–	–	(14,310)	–	–	–	–	–	–	–
Repurchases of stock	–	–	–	–	–	(3,002)	–	–	–	(3,002)	–	(3,002)
Redeemable noncontrolling stockholders' interest	–	–	–	–	–	–	–	–	–	–	207	207
Dividends to noncontrolling stockholders	–	–	–	–	–	–	–	–	–	–	(105)	(105)
Dividends and interest on capital to Company's stockholders	–	–	–	–	–	–	–	–	(5,322)	(5,322)	–	(5,322)
Appropriation to undistributed retained earnings	–	–	–	–	15,389	–	–	–	(15,389)	–	–	–

December 31, 2011(i)	60,578	–	613	7	41,805	(5,662)	(753)	(20,411)	(77)	76,100	1,715	77,815

Net income	–	–	–	–	–	–	–	–	5,454	5,454	(257)	5,197
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	–	(655)	–	–	(655)	–	(655)
Cash flow hedge	–	–	–	–	–	–	(121)	–	–	(121)	–	(121)
Unrealized fair value results	–	–	–	–	–	–	(1)	–	–	(1)	–	(1)
Translation adjustments	–	–	–	–	(3,585)	–	(26)	1,748	(459)	(2,322)	34	(2,288)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Stockholder's Equity (Continued)

In millions of United States Dollars

	Capital	Results on conversion of shares	Mandatorily convertible notes	Results from operation with noncontrolling stockholders	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder's equity	Noncontrolling stockholders' interests	Total stockholder's equity
Contribution and distribution—stockholders:
Acquisitions and disposal of noncontrolling stockholders	–	–	–	(407)	–	–	–	–	–	(407)	(54)	(461)
Additional remuneration for mandatorily convertible notes	–	–	(68)	–	–	–	–	–	–	(68)	–	(68)
Capitalization of noncontrolling stockholders advances	–	–	–	–	–	–	–	–	–	–	43	43
Realization of reserves	–	–	–	–	(362)	–	–	–	362	–	–	–
Results on conversion of shares	–	(152)	(545)	–	–	1,185	(488)	–	–	–	–	–
Redeemable noncontrolling stockholders' interest	–	–	–	–	–	–	–	–	–	–	181	181
Dividends to noncontrolling stockholders	–	–	–	–	–	–	–	–	–	–	(74)	(74)
Dividends and interest on capital to Company's stockholders	–	–	–	–	–	–	–	–	(4,741)	(4,741)	–	(4,741)
Appropriation to undistributed retained earnings	–	–	–	–	531	–	–	–	(531)	–	–	–

December 31, 2012(i)	60,578	(152)	–	(400)	38,389	(4,477)	(2,044)	(18,663)	8	73,239	1,588	74,827

Net income	–	–	–	–	–	–	–	–	584	584	(178)	406
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	–	630	–	–	630	–	630
Cash flow hedge	–	–	–	–	–	–	(51)	–	–	(51)	–	(51)
Unrealized fair value results	–	–	–	–	–	–	(1)	–	–	(1)	–	(1)
Translation adjustments	–	–	–	–	(4,901)	–	264	(1,925)	(14)	(6,576)	3	(6,573)
Contribution and distribution—stockholders:
Capitalization of noncontrolling stockholders advances	–	–	–	–	–	–	–	–	–	–	78	78
Realization of reserves	–	–	–	–	(3,936)	–	–	–	3,936	–	–	–
Redeemable noncontrolling stockholders' interest	–	–	–	–	–	–	–	–	–	–	211	211
Dividends to noncontrolling stockholders	–	–	–	–	–	–	–	–	–	–	(91)	(91)
Dividends and interest on capital to Company's stockholders	–	–	–	–	–	–	–	–	(4,500)	(4,500)	–	(4,500)
Appropriation to undistributed retained earnings	–	–	–	–	14	–	–	–	(14)	–	–	–

December 31, 2013	60,578	(152)	–	(400)	29,566	(4,477)	(1,202)	(20,588)	–	63,325	1,611	64,936

(i)
Recast according to Note 6.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows
In millions of United States Dollars

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Cash flow from operating activities:
Net income from continuing operations	408	5,265	22,648
Adjustments to reconcile net income with cash from continuing operations
Equity results from associates and joint venture	(469)	(645)	(1,138)
Loss (gain) on measurement or sales of non-current assets	215	506	(1,494)
Results on sale investments from associates and joint controlled entities	(41)	–	–
Loss on disposal of property, plant and equipment	508	197	189
Impairment on non-current assets	2,298	5,964	–
Depreciation, amortization and depletion	4,150	4,155	3,836
Deferred income taxes	(953)	(3,677)	(274)
Foreign exchange and indexation, net	724	1,314	3,178
Unrealized derivative losses, net	791	613	490
Stockholders' Debentures	368	109	210
Other	74	(452)	(122)
Decrease (increase) in assets:
Accounts receivable	608	1,951	(768)
Inventories	346	(675)	(1,562)
Recoverable taxes	(2,405)	229	(560)
Other	(132)	537	(288)
Increase (decrease) in liabilities:
Suppliers and contractors	(124)	(229)	1,068
Payroll and related charges	59	170	263
Taxes and contributions	843	(163)	(2,490)
Gold stream transaction	1,319	–	–
Income taxes—settlement program	7,030	–	–
Other	(1,075)	552	20

Net cash provided by operating activities from continuing operations	14,542	15,721	23,206
Net cash provided by operating activities from discontinued operations	250	414	252

Net cash provided by operating activities	14,792	16,135	23,458

Cash flow from continuing investing activities:
Short-term investments	357	(246)	1,793
Loans and advances	(14)	293	(178)
Guarantees and deposits	(147)	(135)	(169)
Additions to investments	(378)	(474)	(504)
Additions to property, plant and equipment and intangible	(13,105)	(15,322)	(15,862)
Dividends and interest on capital received from associates and joint venture	834	460	1,038
Proceeds from disposal of assets\ Investments	2,030	974	1,081
Proceeds from Gold stream transaction	581	–	–

Net cash used in investing activities from continuing operations	(9,842)	(14,450)	(12,801)
Net cash used in investing activities from discontinued operations	(766)	(437)	(230)

Net cash used in investing activities	(10,608)	(14,887)	(13,031)

 Consolidated Statement of Cash Flows (Continued)
In millions of United States Dollars

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Cash flow from continuing financing activities:
Financial institutions—Loans and financing
Additions	3,310	9,333	2,442
Repayments	(3,347)	(1,712)	(3,577)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(4,500)	(6,000)	(9,000)
Dividends and interest on capital attributed to noncontrolling interest	(20)	(45)	(100)
Transactions with noncontrolling stockholders	–	(411)	(1,134)
Treasury stock	–	–	(3,002)

Net cash provided by (used in) financing activities from continuing operations	(4,557)	1,165	(14,371)
Net cash used in financing activities from discontinued operations	87	–	–

Net cash provided by (used in) used in financing activities	(4,470)	1,165	(14,371)

Increase in cash and cash equivalents	(286)	2,413	(3,944)
Cash and cash equivalents of cash, beginning of the year	5,832	3,531	7,584
Effect of exchange rate changes on cash and cash equivalents	(225)	(112)	(109)

Cash and cash equivalents, end of the year	5,321	5,832	3,531

Cash paid during the year for (ii):
Interest on Loans and financing	(1,535)	(1,316)	(1,146)
Income taxes	(2,405)	(1,238)	(7,293)
Income taxes—settlement program	(2,594)	–	–
Non-cash transactions:
Additions to property, plant and equipment—interest capitalization	235	335	234
Additions to property, plant and equipment—Costs of assets retirement obligations	190	299	197
Additions to investments	–	–	3,817

(i)
Recast according to Note 6.
(ii)
Amounts paid are classified as cash flows from operating activities.

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Expressed in millions of United States Dollars, unless otherwise stated

1.    Operational Context

          Vale S.A. (the "Parent Company") is a public limited liability company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the Brazilian ("BM&F BOVESPA"), New York ("NYSE"), Paris ("NYSE Euronext") and Hong Kong ("HKEx") stock exchanges.

          Vale S.A. and its direct and indirect subsidiaries ("Vale", "Group", "Company" or "we") are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in Note 27.

          Our principal consolidated operating subsidiaries at December 31, 2013 were as follow:

Entities	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and Manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Salobo Metais S.A.	100.00	100.00	Brazil	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Fertilizantes S.A.	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GmbH	100.00	100.00	Austria	Holding and Research
Vale International S.A.	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	80.50	80.50	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	70.00	70.00	Oman	Pellet
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapore	Logistics of iron ore

          As explained in Note 7, the Company is discontinuing its General Cargo Logistic segment, which includes the following entities:

Entities	% ownership	% voting capital	Location
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil
VLI Multimodal S.A.	100.00	100.00	Brazil
VLI Operações de Terminais S.A.	100.00	100.00	Brazil
VLI Operações Portuárias S.A.	100.00	100.00	Brazil
VLI Participações S.A.	100.00	100.00	Brazil
VLI S.A.	100.00	100.00	Brazil
Ultrafértil S.A	100.00	100.00	Brazil
TUF Empreendimentos e Participações S.A.	100.00	100.00	Brazil
SL Serviços Logísticos S.A.	100.00	100.00	Brazil

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates

a) Basis of preparation

          Consolidated financial statements of the Company ("Financial Statements") have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

          Financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trade financial instruments measured at fair value through Statement of Income and available for sale financial instruments measured at fair value through Statement of Comprehensive Income; and (ii) the impairment loss.

          We evaluated subsequent events through February 26, 2014, which was the date of the Financial statement were approved by the Board of Directors.

b) Functional currency and presentation currency

          Financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"), which in the case of the Parent Company is the Brazilian Real ("BRL" or "R$"). For presentation purposes, these financial statements are presented in United States Dollars ("USD" or "US$") as we understand this is how our international investors are used to analyze our financial statements in order to take their decisions.

          Operations in other currencies are translated into the functional currency of each entity using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the year are recognized in the Statement of Income as financial expense or income. The exceptions are transactions for which gains and losses are recognized in the Statement of Comprehensive Income.

          Statement of Income and Balance Sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders' equity (except components described in item (iii)) for each Balance Sheet presented are translated at the closing rate at the Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the dates of the transactions and; (iii) capital, capital reserves and treasury stock are translated at the rate at the dates of each transaction. All resulting exchange differences are recognized in a separate component of the Statement of Comprehensive Income, the "Cumulative Translation Adjustment" account, and subsequently transferred to the Statement of Income when the assets are realized.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

          The exchange rates of the major currencies that impact our operations against the functional currency were:

	Exchange rates used for conversions in Brazilian Reais
	Year ended as at December 31,
	2013	2012	2011
US Dollar—US$	2.3426	2.0435	1.8683
Canadian Dollar—CAD	2.2031	2.0546	1.8313
Australian Dollar—AUD	2.0941	2.1197	1.9092
Euro—EUR or €	3.2265	2.6954	2.4165

c) Consolidation and investments

          Financial statements reflect balances of assets and liabilities and the transactions of the Parent Company and its direct and indirect controlled entities ("Subsidiaries"), eliminating intercompany transactions. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if the Company does not own a majority of the voting capital.

          For entities over which the Company has joint control ("Joint Ventures") or significant influence, but not control ("Associates"), the investments are measured using the equity method.

          The accounting practices of subsidiaries, joint ventures and associated companies are set to ensure consistency with the policies adopted by the Parent Company. Transactions between consolidated companies, as well as balances, unrealized profits and losses on these transactions are eliminated. Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated fully or proportionately to the extent of the Company.

          We evaluate the carrying values of our equity investments with reference to the publicly quoted market prices when available. If the quoted market price is lower than book value and this decline is considered other than temporary, we will write-down our equity investments to the level of the quoted market value.

          For interests in joint arrangements operations ("joint operations"), Vale recognizes its share of assets, liabilities and transactions.

d) Business combinations

          When Vale acquires control over an entity, the identifiable assets acquired the liabilities and contingent liabilities assumed and the noncontrolling stockholders' interests recognized are measured initially at their fair values as at the acquisition date.

          The excess of the consideration transferred plus the fair value of assets acquired the liabilities and contingent liabilities assumed and the noncontrolling stockholders' interests recognized is recorded as goodwill, which is allocated to each cash-generating unit acquired.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

e) Noncontrolling stockholders' interests

          Investments held by investors in entities controlled by Vale are classified as noncontrolling stockholders' interests. The Company treats transactions with noncontrolling stockholders' interests as transactions with equity owners of the Group.

          For purchases of noncontrolling stockholders' interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders' equity. Gains or losses, on disposals of noncontrolling stockholders' interest, are also recorded in stockholders' equity.

          When the Company ceases to hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in the Statement of Income. Any amounts previously recognized in Gain/ (loss) from operations with noncontrolling stockholders' interests relating to that entity are accounted for as if the Group had directly sold the related assets or liabilities. This means that the amounts previously recognized in Gain/ (loss) from operations with noncontrolling stockholders' interests are reclassified to the Statement of Income.

f) Segment information and revenues by geographic area

          The Company discloses information by business segment and revenue by geographic unit, in accordance with the principles and concepts used by the chief operating decision makers in evaluating performance and allocating resources. The information is analyzed by operating segment as follows:

          Bulk Material—Includes the extraction of iron ore and pellet production and logistic (including railroads, ports and terminals) linked to bulk material mining operations. The manganese ore, ferroalloys and coal are also included in this segment.

          Base metals—Includes the production of non-ferrous minerals, including nickel operations (co-products and by-products) and copper.

          Fertilizers—Includes three major groups of nutrients: potash, phosphate and nitrogen.

          General Cargo Logistics—comprises the logistics services provided to third parties (including rail, port and shipping service) not linked to the other Vale Operating Segments. Assets and liabilities related to this segment are classified as assets and liabilities held for sale and discontinued operations (Note 7).

          Other—comprises sales and expenses of other products and investments in joint ventures and associate in other businesses.

g) Current and non-current assets or liabilities

          We classify assets and liabilities as current when it expects to realize the assets or to settle the liabilities, within twelve months from the end of the reporting period. Others assets and liabilities are classified as non-current.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

h) Cash equivalents and short-term investments

          The amounts recorded as cash and cash equivalents correspond to the amount available in cash, bank deposits and short-term investments that have immediate liquidity and original maturities within three months. Other investments with maturities after three months are recognized at fair value through income and presented in short-term investments.

i) Accounts receivables

          Account receivables are financial instruments classified in the category Loan and Receivables and represent the total amount due from sale of products and services rendered by the Company. The receivables are initially recognized at fair value and subsequently measured at amortized cost, net of impairment losses, when applicable.

j) Inventories

          Inventory of products is stated at the lower of the average cost of acquisition or production and the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. An allowance for losses on obsolete or slow-moving inventory is recognized.

          Ore Piles are counted as processed when the ore is extracted from the mine. The cost of the finished product is composed of depreciation and any direct cost required converting ore heaps finished products.

          Inventory of maintenance supplies are measured at the lower of cost and net realizable value and, where applicable, an estimate of losses on obsolete or slow-moving inventory is recognized.

k) Non-current assets and liabilities held for sale

          When the Company is committed to a sale plan of a set of assets and liabilities available for immediate disposal, these assets and liabilities are classified as Non-current Assets and Liabilities held for sale. If this group of assets and liabilities represent a major line of business are classified as discontinued operations.

          The non-current assets and liabilities held for sale and discontinued operations are recognized in current, separate from the other assets and liabilities being measured at the lower of carrying amount and fair value less costs to sell.

          Discontinued operations transactions are presented separately from the balances of Company's continuing operations in Statement of Income, Statement of Comprehensive Income and Statement of Cash Flows.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

l) Stripping Costs

          The cost associated with the removal of overburden and other waste materials ("stripping costs") incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of developing the mining property. These costs are subsequently amortized over the useful life of the mine.

          Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant body of ore. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the body of ore, and amortized during the useful life of the body of ore.

          Stripping costs are measured at fixed and variable costs directly and indirectly attributable to its removal and, when applicable, net of any impairment losses measured in same basis adopted for the cash generating unit which he is part.

m) Intangible assets

          Intangible assets are evaluated at the acquisition cost, less accumulated amortization and impairment losses, when applicable.

          Intangible assets with finite useful lives are amortized over their effective use and are tested for impairment whenever there is an indication that the asset may be devalued. Assets with indefinite useful lives are not amortized and are tested for impairment at least annually.

          Company holds concessions to exploit railway assets over a certain period of time. Railways are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

          Intangible assets acquired in a business combination are recognized separately from goodwill.

n) Property, plant and equipment

          Property, plant and equipment are evaluated at cost of acquisition or construction, less accumulated amortization and impairment losses, when applicable.

          The cost of mining assets developed internally are determined by direct and indirect costs attributed to building the mining plant, financial charges incurred during the construction period, depreciation of other fixed assets used into building, estimated decommissioning and site restoration expenses and other capitalized expenditures occurred during the development phase (phase when the project proves generator of economic benefit and the Company have ability and intention to complete the project).

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

          The depletion of mineral assets is determined based on the ratio between production and total proven and probable mineral reserves. Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use, except for land which is not depreciated. Following estimated useful lives:

Property, plant and equipment	Useful lives
Buildings	between 15 and 50 years
Installations	between 8 and 50 years
Equipment	between 3 and 33 years
Computer Equipment	5 years
Mineral rights	production
Locomotives	between 12.5 and 25 years
Wagon	between 33 and 44 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Other	between 2 and 50 years

          The residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each fiscal year.

          Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

o) Research and evaluation

i. Expenditures on mining research

          Expenditure on mining research is considered operating expenses until the effective proof of the economic feasibility of commercial exploration of a given field. From then on, the expenditures incurred are capitalized as mine development costs.

ii. Expenditures on feasibility studies and new technologies and others research

          Vale also conducts feasibility study for many whose business which we operates and researching new technologies to optimize the mining process. After proven to generate future benefits to the Company, the expenditures incurred are capitalized.

p) Impairment of assets

          The Company assesses, at each reporting date whether there is evidence that the carrying amount of financial assets measured through amortized cost and long-live non-financial asset, should be impaired.

          For financial assets measured through amortized cost, Vale compares the carrying amount with the expected cash flows of the asset, and when appropriate, the carrying value is adjusted to reflect the present value of future cash flows.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

          For long-live non-financial assets (such as intangible or property plant and equipment), when impairment indication are identified, the test is conducted by comparing the recoverable value of these assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit to which the asset belongs to their carrying amount. If we identify the need for adjustment, it is consistently appropriate to each asset's cash-generating unit. The recoverable amount is the higher of value in use and fair value less costs to sell.

          The Company determines its cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance, sale prices consistent with the projections used in reports published by industry considering the market price when available and appropriate. Cash flows used are designed based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit, depending on their composition and location.

          For investments in affiliated companies with publicly traded stock, Vale assesses recoverability of assets when there is prolonged or significant decline in market value. The balance of their investments is compared in relation to the market value of the shares, when available. If the market value is less than the carrying value of investments, and the decrease is considered prolonged and significant, the Company performs the adjustment of the investment to the realizable value quoted in the market.

          Regardless the indication of impairment of its carrying value, goodwill balances arising from business combinations, intangible assets with indefinite useful lives and lands are tested for impairment at least once a year.

q) Accounts payable to suppliers and contractors

          Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

r) Loans and financing

          Loans and Financing are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Statement of Income over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

          Note mandatory convertible into preferred of common stock are compound financial instruments issued by the Company which include financial liability (debt) components and Stockholders' equity. The liability component of a compound financial instrument is initially recognized at fair value that is determined using discounted cash flow, considering the interest rate market for a non-convertible debt instrument with similar characteristics (period, value, credit risk). After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The Stockholders' equity component is recognized as the difference between the total values received by the Company from the issue of the securities, and the initially recognized amount of the liability component. Following initial recognition, the equity component of a compound financial instrument is not remeasured until its conversion.

s) Leases

          The Company classifies its contracts as finance leases or operating leases based on the substance of the contract as to whether it is linked to the transfer of substantially all risks and benefits of the assets ownership to the Company during their useful life.

          For finance leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets and the corresponding obligation recorded in liabilities. For operating leases, payments are recognized on a straight line basis during the term of the contract as a cost or expense in the Statement of Income.

t) Provisions

          Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that the settlement of this obligation will result in an outflow of resources, and the amount of the obligation cam be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.

i. Provision for asset retirement obligations

          The provision made by the Company refers basically to costs in order to mine closure, with the completion of mining activities and decommissioning of assets related to mine. The provision is set initially recording a liability for long-term return on fixed asset item. The long-term liability is subsequently measured using a long-term discount rate recorded at Statement of income, as financial expenses until start payment or contraction of obligation related to mine closure and decommissioning of assets mining. Assets retirement obligation are depreciated in same basis over assets mining and recorded at Statement of income.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

ii. Provision for litigation

          The provision refers to litigation and fines incurred by the Company. The obligation is recognized when it is considered probable and can be measured with reasonable certainty. The accounting counterpart for the obligation is an expense in Statement of Income. This obligation is updated according to the evolution of the judicial process or interest incurred and can be reversed if the estimate of loss is not probable or settled when the obligation is paid.

u) Employee benefits

i. Current benefits—wages, vacations and related taxes

          Payments of benefits such as wages, vacation past due or accrued vacation, as well the related social security taxes over those benefits, are recognized monthly in income, on an accruals basis.

ii. Current benefits—profit sharing

          The Company has an overall corporate performance-based profit sharing policy, based on the achievement of the Company is whole, specific areas as well as employees individual performance goals. The Company recognizes provision based on the recurring measurement of the compliance with goals, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The counter entry of the provision is recorded as cost of sales or service rendered or operating expenses in accordance with the activity of each employee.

iii. Non-current benefits—non-current incentive

          The Company has established a procedure for awarding certain eligible executives (Matching Plan and Long-Term Incentive Plan—ILP) with the goal of encouraging employee retention and optimum performance. The Matching Plan establishes that these executives eligible for the plan are entitled to a specific number of preferred class A stocks of the Company, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially linked by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives' performance and the Company's results in relation to a group of companies of similar size (per group). Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the three-year vesting period as defined.

iv. Non-current benefits—pension costs and other post-retirement benefits

          The Company operates several retirement plans for its employees.

          For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in to these plans.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

          For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company's obligation. The liability recognized in the Balance Sheet represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The remeasurement gains and losses, and return on plan assets (excluding the amount of interest on return of assets recognized in income) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income and consequently in equity.

          For plans presenting a surplus, the Company does not recognize any assets or benefits in the Balance Sheet or Statement of Income until such time as the use of this surplus is clearly defined. For plans presenting a deficit, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

v) Derivative financial instruments and hedge operations

          The Company uses derivative instruments to manage its financial risks as a way of hedging against these risks. The Company does not use derivative instruments for speculative purposes. Derivative financial instruments are recognized as assets or liabilities in the Balance Sheet and are measured at their fair values. Changes in the fair values of derivatives are recorded in each year as gains or losses in the statements of income or in unrealized fair value gain or losses in stockholders' equity when the transaction is eligible to be characterized as an effective cash flow hedge.

          The Company documents the relationship between hedging instruments and hedged items with the objective of risk management and strategy for carrying out hedging operations. The Company also documents, both initially and on a continuously basis, that its assessment of whether the derivatives used in hedging transactions are highly effective.

          The effective components of changes in the fair values of derivative financial instruments designated as cash flow hedges are recorded as unrealized fair value gain/(losses) and recognized in stockholders' equity; and their non-effective components recorded in income. The amounts recorded in Statement of Comprehensive Income, will only be transferred to Statement of Income (costs, operating expenses or financial expenses) when the hedged item is actually realized.

w) Financial Assets

          The Company classifies its financial assets in accordance with the purpose for which they were purchased, and determines the classification and initial recognition according to the following categories:

          Financial assets measured at fair value through the Statement of Income—Financial assets held for trading acquired for the purpose of selling in the short-term. These instruments are measured at fair value, except for derivative financial instruments not classified as hedge accounting; the fair value is measured considering the inclusion of the credit risk of counterparties the calculation of the instruments.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

          Loans and receivables—Non-derivative financial instruments, with fixed or determinable payments, that are not quoted in an active market. They are initially measured at fair value and subsequently at amortized cost using the effective interest method.

          Held to maturity—Are non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Company has the intent and ability to hold them to maturity. They are initially measured at fair value and subsequently at amortized cost.

          Available for sale—Non-derivative financial assets not classified in other category of financial instrument. Financial instruments in this category are measured at fair value, with changes in fair value until the moment of realization then recorded in Statement of Comprehensive Income. On disposal of financial asset, fair value is reclassified to Statement of Income.

x) Capital

          The Company periodically repurchases shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders? equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of type of shares.

          Incremental costs directly attributable to the issue of new shares or options are recognized in Stockholders' equity as a deduction from the amount raised, net of taxes.

y) Government grants and support

          Government grants and support are accounted for when Company has reasonably complied with conditions set by the government in relation to the grants. Company recognizes the grants in Statement of Income, as reductions in taxes expenses, according to the nature of the item, and classified through retained earnings in stockholders' equity during allocation of net income.

z) Revenue recognition

          Revenue is recognized when Vale transfers to its customers all of the significant risks and rewards of ownership of the product sold or when services are rendered. Net revenue excludes any applicable sales taxes and is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to Vale and the revenues and costs can be reliably measured.

          In most instances sales revenue is recognized when the product is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer's premises. Revenue from services is recognized in the amount by which the services are rendered and accepted by the customer's.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

          In some cases, the sale price is determined on a provisional basis at the date of sale as the final selling price is subject to escalation clauses through date of final pricing. Revenue from the sale of provisionally priced products is recognized when the risks and rewards of ownership are transferred to the customer and the revenue can be measured reliably. At this date, the amount of revenue to be recognized are estimated based on the forward price of the product sold.

          Amounts billed to customers for shipping corresponds to products sold by the Company are recognized as revenue when that is responsible for shipping. Shipping costs are recognized as operating costs.

aa) Current and deferred income taxes

          The amount of income taxes are recognized in the Statement of Income, except for items recognized directly in stockholders' equity, in which cases the tax is also recognized in stockholder's equity.

          The provision for income taxes are calculated individually for each entity in the Group based on tax rates and tax rules in force in the location of the entity. The recognition of deferred taxes are based on temporary differences between carrying value and the tax basis of assets and liabilities as well as taxes losses carry forwards. Deferred tax liabilities are fully recognized. The deferred income taxes assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against fiscal current liabilities and when the deferred income taxes assets and liabilities are related to income taxes recorded by the same taxation authority on the same taxable entity.

bb) Basic and diluted earnings per share

          Basic earnings per share are calculated by dividing the income attributable to the stockholders of the Company, after accounting for the remuneration to the holders of equity securities, by the weighted average number of shares outstanding (total shares less treasury shares).

          Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding for the conversion of all dilutive potential shares. Vale does not have mandatory convertible securities that could result in the dilution of the earning per share.

cc) Stockholder's remuneration

          The stockholder's remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company, based on bylaws. Any amount above the minimum compulsory remuneration approved the bylaws shall only be recognized in current liabilities on the date it is approved by stockholder.

          Vale is permitted to distribute interest attributable to stockholders' equity. The calculation is based on the stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate ("TJLP") determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of net income for the year or 50% of retained earnings plus revenue reserves as determined by Brazilian corporate law.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

          The benefit to Vale, as opposed to making a dividend payment, is a reduction in our income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders' equity is considered as part of the annual minimum mandatory dividend (Note 26-f). This notional interest distribution is treated for accounting purposes as a deduction from stockholders' equity in a manner similar to a dividend and the tax credit recorded in income.

3.    Critical Accounting Estimates and Assumptions

          The preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the management of the Company.

          These estimates are based on the best knowledge and information existing in the Balance Sheet date. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from the estimates.

          The significant estimates and assumptions used by Company in these financial statements are as follow:

a) Mineral reserves and mine useful life

          The estimates of proven reserves and probable reserves are regularly evaluated and updated. The proven and probable reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to take positions on expected future conditions that are highly uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on the proven and probable reserves recorded.

          The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mines, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation and environmental recovery of mines. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges included in cost of goods sold. Changes in the estimated useful life of the mine have a significant impact on the estimates of environmental provision and impairment analysis.

b) Asset Retirement

          The Company recognizes an obligation under the fair value for asset retirement obligations in the period in which they occur, as Note 2t-i. The Company considers the accounting estimates related to closure costs of a mine as a critical accounting policy because they involve significant values for the provision and are estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of closure and the projected date of depletion of each mine. The estimates are reviewed annually.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

3.    Critical Accounting Estimates and Assumptions (Continued)

c) Impairment

          The Company annually tests impairment of tangible and intangible assets segregated by cash-generating units, usually using discounted cash flow that depends on several estimates, which are influenced by market conditions prevailing at the time the impairment test, is performed.

d) Litigation losses

          Provisions are recorded when the possibility of loss relating to legal proceedings or contingent liabilities is considered probable by the Company's legal department and legal advisors.

          The provisions are recorded when the amount of loss can be reasonably estimated. By their nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside the Company's control. Because of the legal uncertainties inherent in the environments, involves the exercise of significant estimates and judgments of management regarding the results of future events.

e) Post-retirement benefits for employees

          The amount recognized and disclosed depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and, liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

          At the end of each year the Company and external actuaries reviews the assumptions that should be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and to the future values of estimated cash outflows, which are recorded in the plan obligations.

f) Fair values of derivatives and others financial instruments

          The fair values of financial instruments not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods and assumptions are based on the market conditions, at the end of the year.

          A sensitivity analysis present potential impact on results from different from management's estimates. (Note 25)

g) Deferred income taxes

          The Company recognizes the effects of deferred taxes arising from tax losses and temporary differences. It recognizes impairment where it believes that tax credits recoverable are not probable.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

3.    Critical Accounting Estimates and Assumptions (Continued)

          The determination of the provision for income tax or deferred income tax, assets and liabilities, and any impairment of tax credits amount require the use of estimates. For each tax asset, the Company assesses the probability that some or all of the tax assets may not be recoverable. The impairment recorded in relation to the accumulated tax losses depends on the assessment of the probability of the generation of future taxable profits based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.

4.    Accounting Standards

          Company prepared its financial statements under IFRS. Pronouncements issued by the IASB, with adoption required for years ending after December 31, 2013.

Standards, interpretations or amendments issued by the IASB and effective in 2013

          There are new standards, interpretations and amendments to the IFRS effective in 2013. The impacts retrospective of the new standards are limited to the effects of the revised IAS 19 employee benefits—IAS 19, described in Note 6.

Standards, interpretations or amendments issued by the IASB for adoption after December 31, 2013

          Annual Improvements to IFRSs: 2010-2012 Cycle—In December 2013 the IASB issued a series of non-urgent updates to some statements, with application prospective or for periods after July 1, 2014. Vale is reviewing possible impacts related to this update on its financial statements.

          Defined Benefit Plans: Employee Contributions—In November 2013 the IASB issued an update statement to IAS 19—Employee Benefit which aims to simplify the accounting treatment of contributions made by employees and third parties, in defined benefit plans. The adoption of the updates will be applied from July 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

          Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39—In June 2013 o IASB issued an amendment to IAS 39—Financial Instruments: Recognition and Measurement, IFRS 7—Financial Instruments: Disclosures and IFRS 9—Financial Instruments that brings a comprehensive review of hedge accounting, aligning the accounting aspects to the management of risk, to bring more useful information to the financial statements. These updates cancel IFRIC 9—Reassessment of Embedded Derivative. The adoption of the updates will be applied immediately to those who have already adopted IFRS 9. Whose adoption is mandatory from January 1, 2015. We are analyzing potential impacts regarding IFRS 9 and this update on our financial statements.

          Novation of Derivatives and Continuation of Hedge Accounting—In June 2013 IASB issued an amendment to IAS 39—Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting do not terminate or expire when as consequence of law or regulation, a derivative financial instrument replace their original counterparty to become the new counterparty to each of the parties. The adoption of the amendment will be required from January 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

4.    Accounting Standards (Continued)

          IFRIC 21 Levies—In May 2013 IASB issued an interpretation about the recognition of a government imposition (levies). The adoption of the interpretation will be required from January 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

          Recoverable Amount Disclosures for Non-Financial Assets—In May 2013 IASB issued an amendment to IAS 36—Impairment of Asset that clarifies the IASB intention about the disclosure of non- financial assets impairment. The adoption of the amendment will be required from January 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

5.    Risk Management

          Vale considers that effective risk management is key to its growth, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks to which the Company is exposed. In order to do this, Vale evaluates not only the impact in the results of the business caused by variables traded in financial markets (market risk) and those arising from liquidity risk, but also the risk from counterparties obligations (credit risk), those relating to inadequate or failed internal processes, people, systems or external events (operational risk), among others.

a) Risk management policy

          The Board of Directors has established a risk management policy in order to support the company's growth plan, strategic planning and Company's business continuity, besides to improve its capital structure and management of Vale Group, ensure adequate degree of flexibility in financial management while maintaining the level of robustness required for investment grade and to strengthen its corporate governance practices.

          The corporate risk management policy requires that Vale should regularly measure and monitor its corporate risk on a consolidated basis in order to ensure that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

          The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk assessments and for issuing an opinion regarding the Company's risk management profile. It's also responsible for the supervision and revision of the principles and instruments of corporate risks management.

          The Executive Board is responsible for the approval of the adoption of norms, rules and responsibilities and for reporting to the Board of Directors.

          The risk management norms and instructions complement the corporate risk management policy and define the Company practices, processes, controls, roles and responsibilities in relation to risk management.

          The Company may, where necessary, allocate specific risks limits to management activities, including but not limited to, market risk limit, corporate and sovereign credit limits, in accordance with the acceptable corporate risk limit.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

5.    Risk Management (Continued)

b) Liquidity risk management

          Liquidity risk arises from the possibility that Vale might not perform its obligations by the due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

          To mitigate this risk, Vale has a revolving credit facility in order to assist the short term liquidity management and to enable more efficient cash management, this is consistent with the strategic focus on cost of capital. The revolving current credit facilities were obtained from a syndicate of several global commercial banks.

c) Credit risk management

          Vale's credit risk arises from potential negative impacts on its cash flow due to uncertainty regarding the ability of counterparties to meet their contractual obligations. Vale has various procedures and processes to manage this risk, such as the control of credit limits, the obligation to diversity exposure diversification across several counterparties and the monitoring of the portfolio's credit risk.

          Vale's counterparties can be divided into three main categories: customers (responsible by obligations regarding receivables from payment term sales); financial institutions (with whom Vale keeps its cash investments or negotiates derivatives transactions); and suppliers of equipment, products and services (in the case of payments in advance).

    •
    Commercial Credit Risk Management

          For commercial credit exposure, which arises from sales to final customers, the risk management department approves or requests the approval of credit risk limits for each counterpart. Further, the Executive Board sets annually global commercial credit risk limits for the customer's portfolio.

          Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, based on three main sources of information: (i) Expected Default Frequency ("EDF") provided by KMV (Moody's); (ii) credit ratings from the main international rating agencies; and (iii) customer financial statements from which financial ratios are determined.

          As at 31 December 2013, 65% of accounts receivable due to Vale commercial sales had low or insignificant risk, 31% had moderate risk and only 4% high risk.

          Whenever considered necessary, the quantitative credit risk analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, its commercial relationship with Vale and the customer's strategic position in its economic sector, among others variables.

          Based on the counterparty's credit risk or based on Vale's consolidated credit risk profile, risk mitigation strategies are used to minimize the Company`s credit risk in order to meet the acceptable level of risk approved by the Executive Board. The main credit risk mitigation strategies used by the Company are credit insurance, mortgage, letter of credit and corporate guarantees, among others.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

5.    Risk Management (Continued)

          Vale has abroad and diversified accounts receivable portfolio from a geographical standpoint, with China, Europe, Brazil and Japan being the regions of most significant exposures. According to the region, different types of guarantees can be used to enhance the credit quality of the receivables.

          Vale controls its account receivables portfolio through the Credit and Cash Collection committees, though which representatives from the risk management, cash collection and commercial departments monitor each counterparty`s position. Finally, Vale has an automatic control that blocks additional sales to customers who are in default.

    •
    Treasury Credit Risk Management

          The management of exposure arising from cash investments and derivatives instruments is realized through the following procedures: annual approval by the Executive Board of the credit limits per counterparty, controls of portfolio diversification, counterparties` credit spread variations and the treasury portfolio overall credit risk. There's also a monitoring of all positions, exposure versus limit control and periodic report to the Executive Risk Management Committee.

          The calculation of the exposure to a counterparty that has several derivative transactions with Vale, the sum of exposure of each derivative contracted with this counterparty is considered. The exposure for each derivative is defined as the future value calculated within the life of the derivative, considering the variation of the market risk factors that affect the value of the derivative instrument.

          Vale also assess the creditworthiness of its counterparties in treasury operations following an internal methodology similar to commercial credit risk management that aims to define a default probability for each counterparty.

          Depending on the counterparty's nature (banks, insurance companies, countries or corporations), different inputs will be considered: (i) expected default probability given by KMV; (ii) Credit Default Swaps ("CDS") and bond market spreads; (iii) credit ratings defined by the main international rating agencies; and (iv) financial statements data and indicators analysis.

d) Market risk management

          Vale is exposed to various market risk factors that could impact its cash flows. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process and the growth strategy of the Company, ensure its financial flexibility and monitor the volatility of future cash flows.

          When necessary, market risk mitigation strategies are evaluated and implemented in line with these objectives. Some strategies may incorporate financial instruments, including derivatives. The portfolios of the financial instruments are monitored on a monthly basis, enabling the monitoring of financial results and their impact on cash flow.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

5.    Risk Management (Continued)

          Considering the nature of Vale's business and operations, the main market risk factors which the Company is exposed to are:

  •
  Foreign exchange and Interest rates;

  •
  Product prices and input costs.

e) Foreign exchange and interest rate risk

          The company's cash flow is subjected to volatility of several currencies, once its product prices are predominantly indexed to US Dollar, while most of the costs, disbursements and investments are indexed to other currencies, mainly Brazilian Real and Canadian Dollar.

          In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments can be used as a risk mitigation strategy.

          In the case of cash flow foreign exchange protection regarding revenues, costs, disbursements and investments, the main risk mitigation strategies used are forwards and swaps.

          Vale implemented hedge transactions to protect its cash flow against the market risks arising from its debt obligations—mainly currency volatility. We use swap transactions to convert debt linked to Brazilian Real and Euros into US Dollar that have similar—or sometimes shorter—settlement periods than the final maturities of the debt instruments. Their notional amounts are similar to the principal and interest payments, subjected to liquidity market conditions.

          Swaps with shorter settlement dates are renegotiated over time so that their final maturity matches—or becomes closer—to the debts` final maturity. At each settlement date, the results of the swap transactions partially offset the impact of the foreign exchange rate in Vale's obligations, to mitigate the effects of the cash disbursements in US Dollar.

          In the case of debt instruments denominated in Brazilian Real, in the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale`s debt service (interest and/or principal payment) measured in US Dollars will be partially offset by the positive (or negative) effect from the swaps, regardless of the US$/R$ exchange rate on the payment date. The same rationale is applicable to debts denominated in other currencies and their respective swaps.

          Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the London Interbank Offer Rate in US dollar ("LIBOR"). Considering the impact of interest rate volatility on the cash flow, Vale observes the potential natural hedges effects between US Dollar floating rates and commodities prices in the decision process of acquiring financial instruments. Sensitivity analysis is disclosed in Note 25.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

5.    Risk Management (Continued)

f) Risk of product and Input prices

          Vale is also exposed to market risks regarding commodity price and input volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale's cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

g) Operational risk management

          Operational risk management is the structured approach that Vale uses to manage uncertainty related to possibly inadequate or failure in internal processes, people and systems and to external events, in accordance with the principles and guidelines of ISO31000.

          Operational risks are periodically monitored, ensuring the effectiveness of prevention / mitigation key controls in operation and execution of the risk treatment strategy (creation of new controls, changes in the risk environment, transfer part of the risk by contracting insurance, provisioning of resources, etc.).

          Therefore, the Company seeks to have a clear view of its major risks, of the best cost-benefit mitigation plans and of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

h) Capital Management

          The Company's aim, its capital, to seek a structure that will ensure the continuity of your business in the long term, as well as, delivering value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable to its activities, with amortization well distributed over years, on average 10 years, thus avoiding a concentration in one specific period.

i) Insurance

          Vale has taken out several types of insurance, such as operating risk insurance, civil responsibility, engineering risks insurance (projects) and life insurance policies for employees, among others. The coverage of these policies is similar those commonly used by the mining industry and was contract in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market.

          Insurance management is carried out with the support of the existing insurance committees in the various operational areas of the Company. Among its management instruments, Vale uses captive reinsurance companies that allow it to contract insurances on a competitive basis as well as giving it direct access to key international insurance and reinsurance markets.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

6.    Changes in accounting policies

          From 2013 Vale adopted the revised IAS 19 Employee benefits—IAS 19 to account employment benefits. The Company has applied the standard retrospectively in accordance with the transition provisions of the standard which eliminated the method of the "corridor"; simplified the changes between the assets and liabilities of plans, recognizing in the statement of income, service cost, interest expense on benefit obligation and interest income on plan assets; and recognizing in comprehensive income, the remeasurements of actuarial gains and losses, return on plan assets (net of interest income on assets) and changes in the effect of the asset ceiling and onerous liabilities.

          The impact on the Company has been as follow:

	December 31, 2012			January 1, 2012
Balance Sheet	Original balance(i)	Effect of changes	Adjusted balance	Original balance(i)	Effect of changes	Adjusted balance
Assets
Current assets
Cash and cash equivalents	5,832	–	5,832	3,531	–	3,531
Others	16,694	–	16,694	18,007	–	18,007

	22,526	–	22,526	21,538	–	21,538
Non-current
Deferred income tax and social contribution	3,981	72	4,053	1,893	16	1,909
Others	104,113	(115)	103,998	103,469	–	103,469

	108,094	(43)	108,051	105,362	16	105,378

Total assets	130,620	(43)	130,577	126,900	16	126,916

Liabilities and stockholders' equity
Current
Employee post-retirement benefits obligations	205	–	205	169	–	169
Liabilities directly associated with non-current assets held for sale	160	9	169	–	–	–
Others	12,197	–	12,197	10,924	–	10,924

	12,562	9	12,571	11,093	–	11,093
Non-current
Employee post-retirement benefits obligations	1,660	1,650	3,310	1,550	927	2,477
Deferred income tax and social contribution	3,795	(368)	3,427	5,681	(216)	5,465
Others	36,442	–	36,442	30,066	–	30,066

	41,897	1,282	43,179	37,297	711	38,008
Stockholders' equity
Capital	60,578	–	60,578	60,578	–	60,578
Unrealized fair value gain (losses)	(696)	(1,348)	(2,044)	(40)	(713)	(753)
Cumulative translation adjustments	(18,683)	20	(18,663)	(20,520)	109	(20,411)
Retained earnings	38,403	(6)	38,397	41,819	(91)	41,728
Others	(5,029)	–	(5,029)	(5,042)	–	(5,042)

Total Company stockholders' equity	74,573	(1,334)	73,239	76,795	(695)	76,100
Noncontrolling interests	1,588	–	1,588	1,715	–	1,715

Total of stockholders' equity	76,161	(1,334)	74,827	78,510	(695)	77,815

Total liabilities and stockholders' equity	130,620	(43)	130,577	126,900	16	126,916

(i)
Recast according to note 7.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

6.    Changes in accounting policies (Continued)

	Year ended as at December 31, 2012
Statement of income	Original balance(i)	Effect of changes	Adjusted balance
Net operating revenue	46,553	–	46,553
Cost of goods sold and services rendered	(25,424)	34	(25,390)

Gross operating profit	21,129	34	21,163
Operational expenses	(13,695)	–	(13,695)
Financial expenses, net	(4,106)	84	(4,022)
Equity results	645	–	645

Earnings before income taxes	3,973	118	4,091
Current and deferred Income taxes, net	1,211	(37)	1,174

Net income from continued operations	5,184	81	5,265

Loss attributable to noncontrolling interests	(257)	–	(257)
Net income attributable to stockholders	5,441	81	5,522

Discontinued Operations (note 7)	(68)	–	(68)
Net income	5,116	81	5,197

Net loss attributable to noncontrolling interests	(257)	–	(257)
Net income attributable to stockholders	5,373	81	5,454

(i)
Recast according to Note 7.

	Year ended as at December 31, 2011
Statement of income	Original balance(i)	Effect of changes	Adjusted balance
Net operating revenue	60,075	–	60,075
Cost of goods sold and services rendered	(24,509)	(19)	(24,528)

Gross operating profit	35,566	(19)	35,547
Operational expenses	(5,223)	–	(5,223)
Financial expenses, net	(3,581)	32	(3,549)
Equity results	1,138	–	1,138

Earnings before income taxes	27,900	13	27,913
Current and deferred income taxes, net	(5,259)	(6)	(5,265)

Net income from continued operations	22,641	7	22,648

Loss attributable to noncontrolling interests	(233)	–	(233)
Net income attributable to stockholders	22,874	7	22,881

Discontinued Operations (note 7)	(86)	–	(86)
Net income	22,555	7	22,562

Net loss attributable to noncontrolling interests	(233)	–	(233)
Net income attributable to stockholders	22,788	7	22,795

(i)
Recast according to Note 7.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

6.    Changes in accounting policies (Continued)

	Year ended as at December 31, 2012
Other comprehensive income	Original balance(i)	Effect of changes	Adjusted balance
Net income	5,116	81	5,197
Translation adjustment	(2,226)	(62)	(2,288)
Unrealized results on valuation at market	(1)	–	(1)
Retirement benefit obligations, net	–	(655)	(655)
Cash flow hedge, net	(121)	–	(121)

Total other comprehensive income	2,768	(636)	2,132

Attributable to noncontrolling interests	(223)	–	(223)
Attributable to the Company's stockholders	2,991	(636)	2,355

(i)
Recast according to note 7.

	Year ended as at December 31, 2011
Other comprehensive income	Original balance(i)	Effect of changes	Adjusted balance
Net income	22,555	7	22,562
Translation adjustment	(4,626)	99	(4,527)
Unrealized results on valuation at market	3	–	3
Retirement benefit obligations, net	–	(333)	(333)
Cash flow hedge, net	129	–	129

Total other comprehensive income	18,061	(227)	17,834

Attributable to noncontrolling interests	(308)	–	(308)
Attributable to the Company's stockholders	18,369	(227)	18,142

(i)
Recast according to note 7.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

7.    Discontinued operations and assets and liabilities held for sale

          Below shows the amounts of assets and liabilities held for sale and discontinued operations reclassified during the year:

	December 31, 2013
				December 31, 2012
	General Cargo—Logistic(a)
		Energy(b)	Total	Araucária(b)	Total
Assets held for sale and discontinued operations
Accounts receivable	141	–	141	14	14
Other current assets	271	–	271	54	54
Investment	–	79	79	–	–
Intangible, net	1,687	–	1,687	–	–
Property, plant and equipment, net	1,027	561	1,588	389	389

Total assets	3,126	640	3,766	457	457

Liabilities associated with assets held for sale and discontinued operations
Suppliers and contractors	85	–	85	12	12
Payroll and related charges	61	–	61	–	–
Other current liabilities	112	–	112	51	51
Other non-current Liabilities	190	–	190	106	106

Total Liabilities	448	–	448	169	169

Assets and liabilities with discontinued operation	2,678	640	3,318	288	288

a) Discontinued operations

          In September 2013, Vale announced its intention to dispose the control over its subsidiary VLI S.A. ("VLI"), which aggregates all operations of General cargo logistic segment. As consequence, the General Cargo logistic segment has been treated as discontinued operations and assets and liabilities were reclassified to non-current asset / liabilities held for sale.

          As part of the disposal process, we entered into agreements to transfer its 20% stock on VLI capital to Mitsui & Co. in the amount of US$677; 15.9% for Fundo de Garantia de Tempo de Serviço ("FGTS") by amount US$538; and 26.5% to investment fund managed by Brookfield Asset Management by an amount of US$853. The operation is subject to revision by the Brazilian Administrative Council for Economic Defense agency ("Conselho Administrativo de Defesa Econômica" or "CADE").

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

7.    Discontinued operations and assets and liabilities held for sale (Continued)

          The net income and cash flows for the year of discontinued operations represent the General Cargo Logistic segments results, which differ from the results generated by VLI in such year, and are presented as follow:

	Year ended as at December 31,
	2013	2012	2011
Net income of Discontinued operations
Net revenue of services	1,283	1,141	871
Cost of services rendered	(1,232)	(1,059)	(862)
Operating expense	(90)	(132)	(91)

Operating profit	(39)	(50)	(82)
Financial Results	(2)	(1)	8

Income (loss) before income taxes	(41)	(51)	(74)
Income taxes	182	(17)	(12)

Income (loss) after income taxes	141	(68)	(86)

Gross income from fair value measurement	(209)	–	–
Income taxes of fair value measurement	66	–	–

Net income (loss) from discontinued operations	(2)	(68)	(86)

	Year ended as at December 31,
	2013	2012	2011
Cash flow from discontinued operations
Operating activities
Net (loss) income from discontinued operation	(2)	(68)	(86)
Adjustments for Conciliation
Depreciation and amortization	157	133	108
Deferred income taxes	(286)	(9)	4
Fair value adjustments	209	–	–
Others	123	14	(5)
Decrease (increase) in assets	(45)	270	156
Increase (decrease) in liabilities	94	74	75

Net cash provided by operating activities	250	414	252

Investing activities
Additions to property, plant and equipment	(763)	(455)	(213)
Others	(3)	18	(17)

Net cash used in investing activities	(766)	(437)	(230)

Financing activities
Additions	87	–	–

Net cash provided by financing activities	87	–	–

Net cash provided (used) by discontinued operations	(429)	(23)	22

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

7.    Discontinued operations and assets and liabilities held for sale (Continued)

b) Assets and liabilities held for sale

    •
    Energy Generation Assets

          In December 2013, the company signed agreements with CEMIG Geração e Transmissão S.A. (CEMIG GT), as follow : (i) to sell 49% of it stakes of 9% over Norte Energia S.A. ("Norte Energia"), company responsible for construction, operation and exploration of Hydroelectric facility of Belo Monte ("Belo Monte"), and (ii) Creation of a Joint venture (Aliança Geração de Energia S/A) to be constituted by Vale and CEMIG through contribution of their holdings within following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I e II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% of this new company and the supply of electricity to Vale operations, previously guaranteed by their own generation, will be secured by long-term contract.

          The operation above is still pending approval from regulatory agencies (ANEEL). The assets were transferred to assets held for sale with no impact in the Statement Income.

    •
    Araucária Assets

          In December 2012, we executed an agreement with Petróleo Brasileiro S.A. ("Petrobras") to sell Araucária, operation for production of nitrogens based fertilizes, located in Araucária, in the Brazilian state of Paraná, for US$234 and recognized a loss of US$129 recorded within "Gain (loss) on measurement or sales of non-current assets" in Statement of Income. The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the Brazilian Interbank Interest rate ("CDI"), in amounts equivalent to the royalties due by Vale related to the operation of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

          The sale was concluded in June 2013 and no additional effects occurred in the Statement of Income for the year.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

8.    Acquisitions and Divestitures

          The results on divestitures are presented as follow:

	Year ended as at December 31,
	2013	2012	2011
Gain (loss) on measurement or sales of non-current assets
Tres Valles	(215)	–	–
Manganese and Ferroalloys	–	(22)	–
Coal	–	(355)	–
Araucária	–	(129)	–
Aluminum Assets	–	–	(1,494)

	(215)	(506)	(1,494)

Financial income
Hydro	214	–	–

	214	–	–

Results on sale investments from associates and joint controlled entities
Log-In	14	–	–
Fosbrasil	27	–	–

	41	–	–

    •
    2013

a) Divestitures of Hydro

          As part of Vale's strategy of reducing its exposure to non-core assets, in November 2013, we sold Norsk Hydro common shares for US$1,811. Since February 2013 when the lock-up period for trading Hydro shares ended, the investment could be traded in the market and therefore we had started classifying this investment as a financial asset available for sale. As result of this operation we recognized a gain calculated as bellow of US$214 that is presented in our Statement of Income as "Financial Income":

Hydro
Balance in the date of sale	1,845
Cumulative translation adjustment recycling	(442)
Results on available for sale investments recycling	194

1,597
Amount received	1,811

Gain on sale	214

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

8.    Acquisitions and Divestitures (Continued)

b) Divestitures of Tres Valles

          In December 2013, we sold our total participation in Sociedade Contractual Minera Tres Valles ("Tres Vales") for US$25. This transaction is consistent with Vale's strategy of focusing on world-class assets, with scale compatible with its existing operations. In this transaction, Vale recognized a loss of US$215 presented in our Statement of Income as "Gain (loss) on measurement or sale of non-current assets". The total loss includes an amount of US$7 transferred from "Cumulative translation adjustments".

c) Divestitures of Fosbrasil

          In December 2013, we entered into an agreement to sale of Vale's minority participation in the associate Fosbrasil, producer of purified phosphoric acid, for US$45. In this transaction Vale recognized a gain of US$27 presented in our Statement of Income as "Result on sale investments from associates and joint controlled entities".

d) Divestitures of Log-In

          In December 2013, Vale promoted an auction to sell its common shares of Log-in Logística Intermodal S.A. ("Log-in"). All the shares were sold US$94 and the gain of US$14 on this transaction was recorded in our Statement of Income as "Result on sale investments from associates and joint controlled entities".

    •
    2012

a) Acquisition of additional participation in the Belvedere

          During 2012, we concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited ("Aquila") in the amount of AUD150 million (US$156). In 2013, after the approval of the local government, Vale has 100% of Belvedere and paid the total amount of US$ 338 for wholly participation.

b) Sales of Coal

          In June 2012, we have concluded the sale of our thermal coal operations in Colombia to CPC S.A.S., an affiliate of Colombian Natural Resources S.A.S. ("CNR"). The loss on this transaction, of US$355 was recorded in the income statement in the line "Gain (loss) on measurement or sales of non-current assets".

c) Acquisition of EBM stocks

          At 2012, we acquired additional 10.46% of Empreendimentos Brasileiros de Mineração ("EBM"). As result of the acquisition, we increased our share in EBM to 96.7% and we recorded US$62 as result from operation with non-controlling interest in Stockholders Equity.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

8.    Acquisitions and Divestitures (Continued)

d) Divestitures of manganese and ferroalloys

          In October 2012, we concluded the sale of manganese and ferroalloys operations in Europe for US$160. In this transactions Vale recognized a loss of US$22 presented in our Statement of Income as "Gain (loss) on measurement or sales of non-current assets".

e) Divestitures of participation on Vale Oman Pelletizing

          In October 2012, we sold 30% of participation in Vale Oman Pelletizing LLC for US$71. In this transactions Vale recognized a gain of US$63 in Stockholders Equity.

    •
    2011

a) Divestitures of aluminum assets

          In February 2011, we concluded the sale of Albras-Alumínio Brasileiro ("Albras"), Alunorte-Alumina do Norte do Brasil ("Alunorte"), Companhia de Alumina do Pará ("CAP"), 60% of Mineração Paragominas S.A. ("Paragominas") and other Brazilian bauxite mineral rights. For these transactions we received US$1,081 in cash and 22% of Hydro's outstanding common shares. The gain of US$1,494 was recorded in Statement of Income as "Gain (loss) on measurement or sales of non-current assets".

b) Acquisition of NESA

          In 2011, we acquired 9% of participation in Norte Energia S.A. ("NESA") for US$70.

9.    Cash and Cash Equivalents

	December 31, 2013	December 31, 2012	January 1, 2012
Cash and bank deposits	1,558	1,194	945
Short-term investments	3,763	4,638	2,586

	5,321	5,832	3,531

          Cash and cash equivalents includes cash, demand deposits, and financial investments with an insignificant risk of changes in value, being in part Brazilian Reais indexed to the Brazilian Interbank Interest rate ("DI Rate" or "CDI") and those denominated in US Dollars are mainly in time deposits, with the original maturities of less than three months.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

10.    Accounts Receivables

	December 31, 2013	December 31, 2012	January 1, 2012
Denominated in BRL	509	849	1,228
Denominated in other currencies, mainly US$	5,283	6,060	7,382

	5,792	6,909	8,610
Allowance for doubtful accounts	(89)	(114)	(105)

	5,703	6,795	8,505

          Accounts receivables related to the steel sector represented 79.70%, 71.26% and 67.90% of total receivable as at December 31, 2013, December 31, 2012 and January 1, 2012, respectively.

          No individual customer represents over 10% of receivables or revenues.

          The estimated losses for accounts receivable recorded in the Statement of Income as at December 31, 2013, 2012 and 2011 totaled US$4, US$22 and US$2, respectively. Write offs as at December 31, 2013, 2012 and 2011, totaled US$15, US$16 and US$1, respectively.

11.    Inventory

          Inventories are comprised as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Inventories of products
Bulk Material
Iron ore	646	854	819
Pellets	88	95	164
Manganese and ferroalloys	75	92	236
Coal	318	248	268

	1,127	1,289	1,487
Base Metals
Nickel and other products	1,398	1,894	1,973
Copper	23	29	38

	1,421	1,923	2,011
Fertilizers
Potash	8	20	–
Phosphates	313	332	322
Nitrogen	19	22	63

	340	374	385
Others products	8	11	92

	2,896	3,597	3,975

Materials supplies	1,229	1,455	1,276

Total of inventories	4,125	5,052	5,251

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

11.    Inventory (Continued)

          As at December 31, 2013, December 31, 2012 and January 1, 2012 inventory balances included a provision to adjust at market value of nickel, amounting to US$14 , US$0 and US$14, respectively, manganese in the amount of US$1 , US$3 and US$9, respectively, copper in the amounts of US$0 , US$3 and US$0 , respectively, and coal in the amount of US$117 , US$0 and US$0 , respectively.

	Year ended as at December 31,
Inventories of product	2013	2012	2011
Balance at beginning of the year	3,597	3,975	2,754
Production/acquisition	18,936	19,935	21,749
Transfer from materials supplies inventory	4,112	4,262	3,758
Sales	(22,991)	(24,197)	(23,383)
Provision/ reversal of the write-off by inventory adjustment(a)	(221)	(38)	(604)
Translation adjustments	(537)	(340)	(299)

Balance at end of year	2,896	3,597	3,975

(a)
Include provision for adjustments to market value

	Year ended as at December 31,
Materials supplies	2013	2012	2011
Balance at beginning of year	1,455	1,276	1,544

Acquisition	4,083	4,550	3,635
Transfer to use	(4,112)	(4,262)	(3,758)
Translation adjustments	(197)	(109)	(145)

Balance at end of year	1,229	1,455	1,276

12.    Recoverable Taxes

	December 31, 2013	December 31, 2012	January 1, 2012
Value-added tax	1,129	1,023	1,024
Brazilian Federal Contributions	680	670	946
Others	55	65	59

Total	1,864	1,758	2,029

Current	1,579	1,540	1,771
Non-current	285	218	258

Total	1,864	1,758	2,029

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

13.    Investments

          The movement of investments in associate and joint ventures are as follow:

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Balance at beginning of year	6,384	8,013	4,394

Additions	378	474	4,321
Disposals(a)	(98)	(32)	(17)
Translation adjustment for the period	(582)	(223)	(686)
Equity results	469	645	1,138
Equity other comprehensive income	(204)	35	(1)
Dividends declared	(747)	(587)	(1,136)
Impairment	–	(1,941)	–
Transfers to held for sale(b)	(2,016)	–	–

Balance at end of period	3,584	6,384	8,013

(i)
Recast according to Note 6.

(a)
The 2013 disposals refers to investments in Log-in US$80 and Fosbrasil US$18. (Note 8)
(b)
The transfers to available for sale refers to investments in Hydro US$1,937 (Note 7-a) and transfer to held for sale refers to Norte Energia US$79 (Note 8-b).

Notes to Consolidated Financial Statements (Continued)

Expressed in Millions of United States Dollars, Unless Otherwise Stated

13.    Investments (Continued)

					Investments			Equity results			Received dividends
					As of			Year ended as at December 31,			Year ended as at December 31,
				% voting capital	December 31, 2013	December 31, 2012	January 1, 2012
	Location	Relationship	% ownership					2013	2012	2011	2013	2012	2011
Bulk Material						(i)	(i)	(i)	(i)	(i)
Iron Ore and pellets
Baovale Mineração S.A.—BAOVALE	Brazil	Joint venture	50.00	50.00	24	28	35	(7)	6	8	1	1	–
Companhia Nipo-Brasileira de Pelotização—NIBRASCO(c)	Brazil	Joint Venture	51.00	51.11	159	178	199	19	22	45	24	26	22
Companhia Hispano-Brasileira de Pelotização—HISPANOBRÁS(c)	Brazil	Joint Venture	50.89	51.00	83	104	115	1	38	19	10	36	20
Companhia Coreano-Brasileira de Pelotização—KOBRASCO(c)	Brazil	Joint Venture	50.00	50.00	91	107	112	18	26	32	22	20	32
Companhia Ítalo-Brasileira de Pelotização—ITABRASCO(c)	Brazil	Joint Venture	50.90	51.00	62	64	80	7	8	47	–	18	38
MRS Logística S.A.(f)	Brazil	Joint Venture	47.59	46.75	564	586	551	101	122	132	63	57	55
Minas da Serra Geral S.A.—MSG	Brazil	Joint Venture	50.00	50.00	22	26	29	–	2	3	–	–	–
Samarco Mineração S.A.(d)	Brazil	Joint Venture	50.00	50.00	437	630	399	499	645	881	595	179	812
Tecnored Desenvolvimento Tecnológico S.A.(b)	Brazil	Associate	49.21	49.21	38	38	48	(11)	(20)	(7)	–	–	–
Zhuhai YPM Pellet Co	China	Associate	25.00	25.00	25	23	23	–	1	–	–	–	–

					1,505	1,784	1,591	627	850	1,160	715	337	979
Coal
Henan Longyu Energy Resources CO., LTD.	China	Associate	25.00	25.00	357	341	282	42	59	85	40	60	–

					357	341	282	42	59	85	40	60	–
Base Metals
Copper
Teal Minerals Incorporated	Zambia	Associate	50.00	50.00	228	252	234	(24)	(5)	(6)	–	–	–
Nickel
Korea Nickel Corp	Korea	Associate	25.00	25.00	22	24	4	(2)	–	–	–	–	–

Notes to Consolidated Financial Statements (Continued)

Expressed in Millions of United States Dollars, Unless Otherwise Stated

13.    Investments (Continued)

					Investments			Equity results			Received dividends
					As of			Year ended as at December 31,			Year ended as at December 31,
				% voting capital	December 31, 2013	December 31, 2012	January 1, 2012
	Location	Relationship	% ownership					2013	2012	2011	2013	2012	2011
Others
Aluminum
Norsk Hydro ASA(e)	Norway	Associate	–	–	–	2,237	3,227	–	(35)	99	56	47	52
Bauxite
Mineração Rio Grande do Norte S.A.—MRN	Brazil	Associate	40.00	40.00	111	136	133	10	20	8	17	7	–
Steel
California Steel Industries, INC	USA	Joint Venture	50.00	50.00	181	167	161	20	16	14	6	9	7
CSP—Companhia Siderúrgica do PECEM(g)	Brazil	Joint Venture	50.00	50.00	686	499	267	(10)	(7)	(3)	–	–	–
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Associate	26.87	26.87	321	534	1,607	(158)	(169)	(177)	–	–	–

					1,188	1,200	2,035	(148)	(160)	(166)	6	9	7
Other affiliates and joint ventures
Norte Energia S.A.	Brazil	Joint Venture	4.59	4.59	83	120	75	(2)	(2)	–	–	–	–
LOG-IN—Logística Intermodal S/A(a)	Brazil	Associate	–	–	–	94	114	(1)	(10)	(7)	–	–	–
Others					90	196	318	(33)	(72)	(35)	–	–	–

					173	410	507	(36)	(84)	(42)	–	–	–

					3,584	6,384	8,013	469	645	1,138	834	460	1,038

(i)
Recast according to Note 6.

(a)
Company sold in December 2013;
(b)
Investment balance includes the values of advances for future capital increase;
(c)
Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders;
(d)
Main data of Samarco in 2013: total Assets US$5,581, Liabilities US$4,707, Operational Result US$1.724, Financial Result US$(513), Income tax US$(221);
(e)
Investment classified as financial assets available for sale during 2013 and sold in November 2013 (Note 8).
(f)
Main data of MRS in 2013: Total Assets US$2,871, Liabilities US$1,685, Operational Result US$386, Financial Result US$(52), Income tax US$(114); and
(g)
Pre-operational stage.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

14.    Intangible Assets

	December 31, 2013			December 31, 2012			January 1, 2012
	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	4,140	–	4,140	4,603	–	4,603	4,812	–	4,812

Finite useful life
Concession and subconcession	3,099	(1,192)	1,907	5,375	(1,618)	3,757	5,351	(1,506)	3,845
Right of use	328	(75)	253	358	(56)	302	606	(43)	563
Others	1,295	(724)	571	1,225	(676)	549	900	(599)	301

	4,722	(1,991)	2,731	6,958	(2,350)	4,608	6,857	(2,148)	4,709

Total	8,862	(1,991)	6,871	11,561	(2,350)	9,211	11,669	(2,148)	9,521

          The rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right of use will expires in 2037 and Vale Canada's intangible will end in September 2046. The concessions and subconcessions are the agreements with the Brazilian government for the exploration and the development the ports and rails. (Note 31-f)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

14.    Intangible Assets (Continued)

          The table below shows the movement of intangible assets during the year:

	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance as at January 1, 2011	5,194	3,909	632	365	10,100

Addition	–	178	–	179	357
Disposals	–	(19)	–	(1)	(20)
Amortization	–	(193)	(15)	(111)	(319)
Translation adjustments	(382)	(472)	(54)	15	(893)
Others	–	146	–	(146)	–
Effect of discontinued operations					–
Net movements of the year	–	296	–	–	296
Transfer to held for sale	–	–	–	–	–

Balance as at December 31, 2011	4,812	3,845	563	301	9,521

Addition	–	275	–	420	695
Disposals	–	(8)	(232)	–	(240)
Amortization	–	(175)	(10)	(134)	(319)
Translation adjustments	(209)	(348)	(19)	(38)	(614)
Effect of discontinued operations					–
Net movements of the year	–	168	–	–	168
Transfer to held for sale	–	–	–	–	–

Balance as at December 31, 2012	4,603	3,757	302	549	9,211

Addition	–	412	–	229	641
Disposals	–	(13)	–	(2)	(15)
Amortization	–	(181)	(27)	(133)	(341)
Transfer to non-current assets held for sale	–	–	–	–	–
Translation adjustments	(463)	(508)	(22)	(72)	(1,065)
Others	–	–	–	–	–
Effect of discontinued operations					–
Net movements of the year	–	126	–	–	126
Transfer to held for sale	–	(1,686)	–	–	(1,686)

Balance as at December 31, 2013	4,140	1,907	253	571	6,871

15.    Property, plant and equipment

	December 31, 2013			December 31, 2012			January 1, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	945	–	945	676	–	676	695	–	695
Buildings	9,916	(2,131)	7,785	7,710	(1,617)	6,093	8,058	(1,925)	6,133
Facilities	15,659	(4,722)	10,937	16,320	(4,564)	11,756	14,835	(3,695)	11,140
Computer equipment	679	(496)	183	985	(609)	376	1,208	(842)	366
Mineral properties	21,603	(5,327)	16,276	23,705	(4,838)	18,867	22,949	(4,410)	18,539
Others	27,149	(8,409)	18,740	26,754	(8,576)	18,178	27,471	(7,839)	19,632
Construction in progress	26,799	–	26,799	28,936	–	28,936	25,837	–	25,837

	102,750	(21,085)	81,665	105,086	(20,204)	84,882	101,053	(18,711)	82,342

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

15.    Property, plant and equipment (Continued)

	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance as at January 1, 2011	356	4,872	15,062	263	24,403	9,300	21,759	76,015

Addition(i)	–	–	–	–	–	–	15,936	15,936
Disposals	–	(38)	(13)	(1)	(22)	(38)	(114)	(226)
Depreciation and amortization	–	(118)	(492)	(70)	(150)	(1,752)	–	(2,582)
Translation adjustments	(83)	(733)	(2,777)	(39)	(1,697)	1,953	(3,447)	(6,823)
Transfers	416	2,131	(640)	217	(3,995)	10,176	(8,305)	–
Effect of discontinued operations
Net movements of the year	6	19	–	(4)	–	(7)	8	22

Balance as at December 31, 2011	695	6,133	11,140	366	18,539	19,632	25,837	82,342

Addition(i)	–	–	–	–	–	–	15,261	15,261
Disposals	(1)	(63)	(49)	(9)	(57)	(348)	(549)	(1,076)
Depreciation and amortization	–	(319)	(921)	(90)	(808)	(1,898)	–	(4,036)
Transfer to non-current assets held for sale	–	(25)	(33)	–	(2)	(940)	(12)	(1,012)
Impairment	–	(1,083)	(269)	(1)	(522)	(1,330)	(818)	(4,023)
Translation adjustments	(161)	(237)	(1,090)	136	(177)	(950)	(289)	(2,768)
Transfers	143	1,677	2,977	(28)	1,894	3,953	(10,616)	–
Effect of discontinued operations
Net movements of the year	–	10	1	2	–	59	122	194

Balance as at December 31, 2012	676	6,093	11,756	376	18,867	18,178	28,936	84,882

Addition(i)	–	–	–	–	–	–	12,889	12,889
Disposals	(1)	(3)	(74)	(2)	(33)	(68)	(312)	(493)
Depreciation and amortization	–	(289)	(756)	(74)	(799)	(1,757)	–	(3,675)
Impairment	–	(13)	(172)	–	–	(3)	(2,110)	(2,298)
Translation adjustments	(143)	(768)	(1,305)	(182)	(1,163)	(623)	(4,518)	(8,702)
Transfers	413	2,802	2,068	72	(592)	3,592	(8,355)	–
Effect of discontinued operations
Net movements of the year	–	9	7	(1)	(4)	252	431	694
Transfer to held for sale	–	(46)	(587)	(6)	–	(831)	(162)	(1,632)

Balance as at December 31, 2013	945	7,785	10,937	183	16,276	18,740	26,799	81,665

(i)
The total amount of Capital Expenditures recognized as additions of construction in progress in December 31, 2013, 2012 and 2011 correspond to US$9,645, US$11,580 and US$11,684, respectively.

          The property, plant and equipment (net book value) given as guarantees for judicial claims at December 31, 2013, 2012 and 2011 correspond to US$77, US$96 and US$97, respectively.

          In December 2013, US$1.4 billion refers to iron ore Project—Guinea (Note 31 d).

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

16.    Impairment

          We identified evidence of impairment in relation to certain investments and property, plant and equipment. The following impairment charges were recorded:

		December 31, 2013			December 31, 2012
Assets	Cash-generating unit	Net carrying amount	Recoverable amount	Impairment adjustment	Net carrying amount	Recoverable amount	Impairment adjustment
Property, plant and equipment
Fertilizers	PRC	2,767	651	2,116	–	–	–
Nickel	Onça Puma	–	–	–	3,779	930	2,849
Coal	Australia assets	–	–	–	1,619	590	1,029
Pellets	Pelletizing asset	225	43	182	–	–	–
Other		–	–	–	185	40	145

		2,992	694	2,298	5,583	1,560	4,023

Investment
Aluminum	Norsk Hydro ASA	–	–	–	3,212	2,237	975
Steel	Thyssenkrupp	–	–	–	1,418	535	883
Energy	VSE	–	–	–	100	17	83

		–	–	–	4,730	2,789	1,941

a)
Property plant and equipment

  •
  2013

  •
  Fertilizer of PRC

          In 2013, the Company suspended the implementation of the Rio Colorado project in Argentina ("PRC"). The underlying project parameters were not sufficiently favorable to the project meets the Company's capital allocation and the value creations targets. The company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development.

          In the fourth quarter of 2013, the Company concluded its analyses in relation to the PRC investment and used its best estimate, which approximated the original cost of the investment, in determining the "fair value less cost to sell" for purposes of the impairment charge.

    •
    Pellets

          The Company analyzed the temporary stoppage of pelletizing plants in Brazil and the uncertainty resumption of operations resulted in the revaluations of these assets with the respectively impairment.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

16.    Impairment (Continued)

    •
    2012

    •
    Onça Puma nickel assets

          Problems with the two furnaces in the Onça Puma project have led to the total stoppage of its iron-nickel operations since June 2012. After reviewing the case, Vale decided to rebuild one of the furnaces. Given this event, the carrying value of Onça Puma's assets required an adjustment for impairment to reflect its fair value.

          The recoverable amount of Onça Puma's assets, once we determined these would not be recovered through undiscounted cash flows, was ascertained by determining their value from discounted cash flow projections based on financial budgets approved by management for the life of the mine. The projected cash flow was adjusted to reflect the effects of the quantities sold at the commodity futures prices and on the expected demand for the product.

          The key assumptions used by management to calculate the impairment are the sales values of the commodities and the discount rate, reflecting the volatile nature of the business.

          The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply to comply with the risk of the assets under valuation, Vale weighted average cost of capital is used as a basic point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual reporting unit operate.

    •
    Coal assets in Australia

          Increasing costs, falling market prices, reduced production levels and financially unfavorable regulatory changes were identified in the coal sector, leading us to carry out impairment tests.

          The recoverable amount for the Australian assets was ascertained by determining through the calculation of value from discounted cash flow projections based on financial budgets approved by management for the life of the mine. The projected cash flow was adjusted to reflect the effects of the quantities sold at the commodity futures prices and on the expected demand for the product.

          The key assumptions used by management to calculate the impairment of coal assets in Australia are the commodities prices and the discount rate, reflecting the volatile nature of the business.

    •
    Other

          In 2012 changes in the Company's strategy have altered the expected cash flows from some of our other operations, such as of oil and gas and other projects.

          The recoverable amount of these assets was ascertained from the new cash flow projections from financial budgets recently revised and approved by management.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

16.    Impairment (Continued)

b)
Investment

  •
  2012

  •
  Investment in Norsk Hydro ASA

          The Company held 22% stake in the affiliated Norsk Hydro ASA ("Norsk Hydro"), which is accounted for the equity method.

          The volatility of aluminum prices and uncertainties about the European economy contributed to a reduction in the traded market value of Norsk Hydro.

          The Company assessed that the reduction of the market value of Norsk Hydro as "other than temporary" and thus recognized an impairment charge in this affiliated, adjusting the book value for its fair value.

          At December 31, 2012 Norsk Hydro's shares at the close of trading were quoted at US$ 4.99 per share resulting in a value of US$ 2,237.

    •
    Investment in Thyssenkrupp CSA

          We recorded an impairment charge against the carrying value of our 26.87% interest in Thyssenkrupp CSA to reflect a reduction in the investment recoverable amount. The fair value based on future cash flow and does not take into account the inherent value of our rights as the exclusive suppliers of ore to the mill which comprise an integral component of our investment strategy.

    •
    Investment in Vale Soluções de Energia

          Changes in the investment strategy of the Company have altered the expected cash flows from operations of our joint venture Vale Soluções de Energia.

          The carrying value for VSE was ascertained from the new cash flow projections from financial budgets recently approved by management for the joint venture.

c)
Goodwill and intangible assets of indefinite life

          The goodwill arose from the process of acquisition of part of our business mainly represented by of iron ore and pellets (US$1,829), nickel (US$1,744) and fertilizer (US$567).

          The annual impairment review resulted in no impairment charge both for 2013 and 2012. For impairment testing purpose, we used a specific discount rate by asset, which consider a premium for country and business segment risk.

          The key assumption to which the discounted cash flow is more sensitive is the sales prices and production cost.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

17.    Loans and Financing

a) Total debt

	Current liabilities			Noncurrent liabilities
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
Debt contracts abroad
Working capital	–	–	22	–	–	–
Loans and financing in:
United States Dollars	334	604	897	4,662	3,379	2,345
Others currencies	2	14	18	3	261	242
Fixed rates:
Notes indexed in United Stated Dollars	12	124	–	13,808	13,458	10,231
Euro	–	–	–	2,066	1,979	970
Accrued charges	350	324	221	–	–	–

	698	1,066	1,158	20,539	19,077	13,788

Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M and CDI	750	140	138	5,000	5,679	4,136
Basket of currencies, Libor	175	165	–	1,365	1,192	–
Non-convertible debentures	–	1,958	–	372	379	2,505
Fixed rates:
Loans in United States Dollars	6	6	–	80	86	1,109
Loans in Reais	47	35	109	314	386	–
Accrued charges	99	101	112	–	–	–

	1,077	2,405	359	7,131	7,722	7,750

	1,775	3,471	1,517	27,670	26,799	21,538

          All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

          The long-term portion as at December 31, 2013 has maturities as follows:

2015	1,245
2016	1,981
2017	2,407
2018	4,029
2019 onwards	18,008

27,670

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

17.    Loans and Financing (Continued)

          As at December 31, 2013, the annual interest rates on the long-term debts were as follows:

Up to 3%	6,616
3,1% to 5%(a)	5,873
5,1% to 7%(b)	12,463
7,1% to 9%(b)	1,166
9,1% to 11%(b)	572
Over 11%(b)	2,636
Variable	119

29,445

(a)
Includes Eurobonds. For this operation we have entered into derivative transactions at a coupon of 4.51% per year in US dollars.
(b)
Includes Brazilian Real denominated debt that bears interest at the CDI and TJLP, plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$6,102 of which US$5,785 has an original interest rate above 5.1% per year. The average cost of debts not denominated in U.S. Dollars after entering derivatives transactions is 2.29% per year.

	Quantity as at December 31, 2013				Balance sheet
					December 31, 2013	December 31, 2012	January 1, 2012
Non-convertible Debentures	Issued	Outstanding	Maturity	Interest
2nd Series	400,000	400,000	November 20, 2013	100% CDI + 0.25%	–	1,973	2,167
Tranche "B"—Salobo	5	5	No date	6.5% p.a + IGP-DI	372	379	364

					372	2,352	2,531

Short-term portion					–	1,958	–
Long-term portion					372	379	2,505
Accrued charges					–	15	26

					372	2,352	2,531

b) Funding

          In November and December 2013, Vale issued five and seven years pre-export financing facilities linked to future receivables from export sales totaling US$1,380 billion. The amounts related to these contracts were fully disbursed.

          In December 2013, Vale issued US$277 in export credit notes to Brazilians commercial banks that will mature in 2023.

          On January 15, 2014 (subsequent event), Vale issued infrastructure debentures in the total amount of US$427. In last quarter of 2013 Vale paid approximately US$1,708 of its total debt.

c) Revolving credit lines

          In June 2013 Vale entered into a new facility with Banco Nacional de Desenvolvimento Econômico Social ("BNDES") for a total amount of US$47, to finance the acquisition of domestic equipment in Brazil.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

17.    Loans and Financing (Continued)

          In July 2013, Vale entered into a five-year revolving credit facility with a syndicate of 16 commercial banks that added US$2 billion to the total amount available under our revolving credit facilities. Considering the existing US$3 billion facility that will mature in 2016, the total amount Vale has available under revolving credit lines is currently US$5 billion.

						Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	Total amount available to be drawn	December 31, 2013	December 31, 2012	January 1, 2012
Revolving Credit Lines
Revolving Credit Facility—Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	3,000	–	–	–
Revolving Credit Facility—Vale/ Vale International/ Vale Canada	US$	July 2013		5 years	2,000	–	–	–
Credit Lines
Export-Import Bank of China and Bank of China Limited	US$	September 2010(a	)	13 years	1,229	985	837	467
BNDES	R$	April 2008(b	)	10 years	3,116	1,975	1,529	1,193
BNDES—CLN 150	R$	September 2012(c	)	10 years	1,658	1,314	900	–
BNDES—Investment Sustenance Program ("PSI") 3.0%	R$	June 2013(d	)	10 years	47	37	–	–
BNDES—Tecnored 3.5%	R$	December 2013(e	)	8 years	58	–	–	–

(a)
Acquisition of twelve large ore carriers from Chinese shipyards.
(b)
Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.
(c)
CLN 150 project.
(d)
Acquisition of domestic equipment.
(e)
Support to Tecnored's investment plan from 2013 to 2015.

          The currency of total amount available and disbursed different from reporting currency is affected by exchange rate variation among periods.

          These credit lines from Nexi, JBIC, K-Sure, EDC, BNDES: Vale Fertilizantes, PSI 4.50% and 5.50% were taken off this note, because they have been used in its entirety.

          On January 30, 2014 (subsequent event) Vale entered into a new facility with the Canadian agency EDC for a total amount of US$775. No withdrawn occurred.

d) Guarantee

          On December 31, 2013, US$1,456 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

17.    Loans and Financing (Continued)

e) Covenants

          Our principal covenants require us to maintain certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. We have not identified any instances of noncompliance as at December 31, 2013.

18.    Asset retirement obligation

          The Company uses various judgments and assumptions when measuring its obligations related to the retirement of assets. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

          Long term interest rates used to discount these obligations to their present values and to update the provisions as at December 31, 2013, 2012 and 2011 were 6.39%, 5.03% p.a. and 5.82% p.a. respectively. The liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period.

          The changes in the provision for asset retirement obligation are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Balance at beginning of year	2,748	1,922	1,518

Increase expense	201	170	127
Settlement in the current period	(40)	(14)	(57)
Revisions in estimated cash flows	15	782	420
Translation adjustments for the year	(276)	(112)	(86)
Effect of discontinued operations
Transfer to held for sale	(4)	–	–

Balance at end of year	2,644	2,748	1,922

Current	96	70	73
Non-current	2,548	2,678	1,849

	2,644	2,748	1,922

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

19.    Provision for litigation

          Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court. When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of January 1, 2011	746	510	748	39	2,043

Additions	154	72	397	7	630
Reversals	(82)	(202)	(57)	(10)	(351)
Payments	(67)	(79)	(242)	(4)	(392)
Monetary adjustment	64	(10)	(10)	4	48
Translation adjustment	(162)	(43)	(89)	(3)	(297)
Effect of discontinued operations
Net movements of the year	1	–	4	–	5

Balance as of December 31, 2011	654	248	751	33	1,686

Additions	626	78	307	11	1,022
Reversals	(76)	(28)	(208)	(6)	(318)
Payments	(155)	(3)	(22)	(2)	(182)
Monetary adjustment	34	16	(7)	2	45
Translation adjustment	(87)	(18)	(62)	(4)	(171)
Effect of discontinued operations
Net movements of the year	–	(6)	(9)	–	(15)
Transfer to held for sale	–	–	(2)	–	(2)

Balance as of December 31, 2012	996	287	748	34	2,065

Additions	19,459	79	252	7	19,797
Reversals	(10,083)	(72)	(160)	(12)	(10,327)
Payments	(2,924)	(154)	(82)	–	(3,160)
Indexation and interest	(30)	121	75	3	169
Translation adjustment	(110)	(43)	(95)	(5)	(253)
Transfer to income taxes—settlement program	(6,977)	–	–	–	(6,977)
Effect of discontinued operations
Net movements of the year	(1)	(3)	(2)	–	(6)
Transfer to held for sale	–	(6)	(27)	1	(32)

Balance as of December 31, 2013	330	209	709	28	1,276

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

19.    Provision for Litigation (Continued)

          Provisions for tax litigation—The nature of tax contingencies balances refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources ("CFEM") and denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes in our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation ("AITP") and questions about the location for the purpose of incidence of Service Tax ("ISS").

          In November 2013 we elected to participate in the REFIS, a federal tax settlement program with respect to most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates which the expectation of loss was classified as possible (Note 20). See below the REFIS changes initially recognized as provisions for tax litigation.

REFIS changes in tax litigation
Balance as at December 31, 2012	–
Additions	19,356
Reversals—REFIS benefit acquired	(9,798)
Payments:	(2,594)
Indexation and interest	66
Translation adjustment	(53)
Transfer to income taxes—settlement program:
Current liabilities	(470)
Non-current liabilities	(6,507)

Balance as at December 31, 2013	–

          As a consequence the amount of possible tax contingent liabilities has been reduced in 2013.

          On September 2012, we have considered as probable the loss related to the deductibility of transportation expenditures in arriving at the amount upon which the CFEM is calculated, increasing the provision of US$542. Since then we paid US$410 of CFEM. As at December 31, 2013, December 31, 2012 and January 1, 2012 the total liability to CFEM recognized was US$60, US$519 and US$151, respectively.

          Provisions for civil litigation—They are related to the demands that involve contracts between Vale and unrelated companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and still others related to monetary compensation in action vindicatory.

          Provisions for labor and social security litigation—Consist of lawsuits filed by employees and service providers, from employment relationship. The most recurring claims are payment of overtime, hours in intinere, and health and safety. The social security contingencies are from legal and administrative disputes between the INSS and the Vale companies, relating to compulsory social security or not.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

19.    Provision for Litigation (Continued)

          In addition to those provisions, there are judicial deposits. These court-ordered deposits are accruing interest and are reported in noncurrent assets. Judicial deposits are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Tax litigations	433	435	413
Civil litigations	176	172	151
Labor litigations	870	903	895
Environmental litigations	11	5	5

Total	1,490	1,515	1,464

          The Company is challenging at administrative and judicial levels, claims where the expectation of loss is classified as possible and considers that there is no need to recognize a provision.

          These possible contingent liabilities are split between tax, civil, labor and social security, and are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Tax litigation	3,789	16,492	17,967
Civil litigation	768	1,124	1,483
Labor litigation	2,900	1,728	1,923
Environmental litigation	1,165	1,672	1,076

Total	8,622	21,016	22,449

          The most significant possible loss tax risk relates to the deductibility of social contribution payments on the Income Tax Bases.

20.    Income Tax Settlement Program ("REFIS")

          In October 2013 the Brazilian tax authority established a corporate Income Tax Settlement Program ("REFIS"), related to the collection of Income tax and Social Contribution on equity earning of foreign subsidiaries of Brazilian companies. Under the terms of this REFIS, the amounts due through December 31, 2012 may be paid as follows: (i) upfront payment with 100% reduction of penalty, interest and other legal charges or (ii) in 180 monthly installments, with 20% down payment at the time of joining the program, with 80% reduction of penalty, 50% reduction of interest and 100% reduction of legal charges.

          As mentioned in Note 19, Vale is subject to claim by the Brazilian tax authorities related to the collection of Income taxes on equity gain on foreign subsidiaries and affiliates. The classification of those claims as possible loss remains unchanged, and as a consequence, no provision had been recorded.

          In November 2013, The Company elected to participate in the REFIS for payment of amounts relating to income tax and social contribution on the net income of its non-Brazilian subsidiaries and affiliates from 2003 to 2012. Our participation in the REFIS resulted in a substantial reduction in the amounts in dispute and is consistent with our goal of eliminating uncertainties and focusing on our core businesses while preserving potential benefits from legal challenges to the tax regime for foreign subsidiaries.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

20.    Income Tax Settlement Program ("REFIS") (Continued)

          Among the options offered by the REFIS legislation, we elected to settle the 2003, 2004 and 2006 obligation, and pay in monthly installments with penalties and interest the remaining years 2005 and 2007 to 2012.

          As detailed in Note 19, following the REFIS, Vale's total obligation is US$9.6 billion. Including the upfront payments and the first installment, Vale paid US$2.6 billion in 2013 and the remaining US$7 billion will be paid in 178 monthly installments, bearing interest at the SELIC rate.

          The effects of the Statement of Income as at December 31, 2013 are summarized as follows:

Finance expense
Initial recognition of interest/fines	(12,162)
Reversal of interest /fines—benefit from electing to join the program	9,525

Net increase on financial expenses	(2,637)

Income tax expense
Recognition of obligation	(7,460)
Tax effect of deductibility of interest/fines	2,841
Other effects	786

(3,832)

Amount related to discontinued operation	(216)

Net effect on income tax expense—continued operations	(4,048)

Total effect on Statement of Income	(6,685)

21.    Deferred Income Taxes

          We analyze the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates totaled approximately US$25,086 on December 31, 2013 based on international accounting Standards (IFRS). As described in Note 20, in 2013 we entered in the Brazilian REFIS program to pay the amounts relating to the collection of income taxes on equity gain on foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Deferred Income Taxes (Continued)

          The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
		(i)	(i)
Taxes losses carryforward	2,053	1,274	915

Temporary differences:
Pension plan	643	867	708
Provision for litigation	341	574	467
Impairment of Assets	962	845	791
Fair value of financial instruments	1,075	806	530
Allocated goodwill	(4,774)	(5,030)	(6,578)
Impairment	1,222	1,569	–
Others	(227)	(279)	(389)

	(758)	(648)	(4,471)

Total	1,295	626	(3,556)

Assets	4,523	4,053	1,909
Liabilities	(3,228)	(3,427)	(5,465)

	1,295	626	(3,556)

(i)
Recast according to Note 6.

	Assets	Liabilities	Total
Balance as at January 1, 2011(i)	1,358	7,587	(6,229)

Net income effect	648	374	274
Subsidiary acquisition (sale)	–	76	(76)
Translation adjustment for the year	(146)	(333)	187
Deferred social contribution	–	(2,134)	2,134
Other comprehensive income	49	(101)	150
Effect of discontinued operations
Net movements of the year	–	(4)	4

Balance as at December 31, 2011(i)	1,909	5,465	(3,556)

Net income effect	2,216	(1,461)	3,677
Subsidiary acquisition (sale)	(18)	(105)	87
Translation adjustment for the year	(146)	(198)	52
Other comprehensive income	92	(174)	266
Effect of discontinued operations
Net movements of the year	–	(9)	9
Transfer to held for sale	–	(91)	91

Balance as at December 31, 2012(i)	4,053	3,427	626

Net income effect	791	(162)	953
Translation adjustment for the year	(463)	(182)	(281)
Constitution/Reversal of Tax Carryforward	187	–	187
Other comprehensive income	(45)	227	(272)
Effect of discontinued operations
Net movements of the year	283	(3)	286
Transfer to held for sale	(283)	(79)	(204)

Balance as at December 31, 2013	4,523	3,228	1,295

(i)
Recast according to Note 6.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Deferred Income Taxes (Continued)

          The deferred assets liabilities of income taxes arising from tax losses, negative social contribution and temporary differences are recognized in the accounts, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on assumptions internal and macroeconomic, trade and tax scenarios that may suffer changes in the future.

          These temporary differences that will be performed upon the occurrence of the corresponding relevant facts generators have the following expectations:

Deferred income taxes	December 31, 2013	December 31, 2012(i)	January 1, 2012(i)
To be recovered after than 12 months	535	270	(3,823)
To be recovered within 12 months	760	356	267

Total	1,295	626	(3,556)

(i)
Recast according to Note 6.

          The income tax in Brazil comprises the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations, we are subject to various rates depending on jurisdiction.

          The total amount presented as income taxes results in the financial statements is reconciled with the rates established by law, as follows:

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Net income before income taxes	7,241	4,091	27,913
Income taxes at statutory rates—34%	(2,462)	(1,391)	(9,490)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders' equity	1,167	1,337	1,655
Tax incentive	–	204	704
Results of overseas companies taxed by different rates which differs from the parent company rate	146	208	1,356
Results of equity investments	173	219	386
Undeductible impairment	(719)	(359)	–
Reversal of deferred tax liabilities	–	1,236	–
Constitution/reversal for tax loss carryforward	180	(228)	(297)
Income taxes statement program—REFIS (Note 20)	(4,954)	–
Other (ii)	(364)	(52)	421

Income taxes on the profit for the year	(6,833)	1,174	(5,265)

(i)
Recast according to Note 6.
(ii)
Include mainly provisional tax on export sale.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Deferred Income Taxes (Continued)

    •
    Tax Incentives

          In Brazil, Vale has a tax incentive for the partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the North and Northeast regions with iron, pellets, railroad, manganese, copper and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally, for 10 years and are in the case of Company expire until 2020. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders' equity, and may not be distributed as dividends to Stockholders.

          Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment in incentive operation, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia (SUDAM) and the Superintendence for the Development of Northeast (SUDENE). When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which impaired is the distribution as dividends to Stockholders

          Vale also has tax incentives related to the production of nickel from Vale New Caledonia (VNC). These incentives include temporary exemptions of the total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5 years with refund of 50% of temporary. In addition, VNC is eligible for certain exemptions from indirect taxes such as import tax during the construction phase and throughout the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier interruption if the project achieves a specified cumulative rate of return. VNC is taxable for a portion of profits starting in the first year that commercial production is reached, as defined by applicable law. So far, there has been no taxable income realized in New Caledonia. Vale also received tax incentives for projects in Mozambique, Oman and Malaysia.

          Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

22.    Employee Benefits Obligations

a) Retirement Benefits Obligations

          In Brazil, the management of the pension plans of the Company is the responsibility of the Fundação Vale do Rio Doce de Seguridade Social ("Valia") a nonprofit private entity with administrative and financial autonomy.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

          Certain of the Company's employees are, participants in variable contribution defined benefit plans ("Plano de Benefício Vale Mais e Plano de Benefício VALIAPREV" or the "New Plan"), specific coverage for death, pensions and disability allowances and other defined contributions for programmable benefits. The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants.

          The Company also maintains sponsor a pension plan with defined benefit characteristics, covering almost exclusively retirees and their beneficiaries, the plan is in surplus and contributions by the Company are not expressive.

          Due to the migration of assets to Vale Mais Plan in May 2000 the Company employees maintained a defined benefit plan (proportional benefit) for these employees and beneficiaries. This plan is funded by monthly contributions made by the Company, calculated based on periodic actuarial valuations.

          Additionally, the Company sponsors a specific group of former employees entitled to receive additional benefits from Valia normal payments, through the so called Complementation Bonus plus post-retirement benefit that covers medical, dental and pharmaceutical assistance.

          The Company also has defined benefit plans and other post-employment benefits administered by other foundations and social security entities benefit all employees.

          Employers' disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided.

          We use a measurement date December 31, 2013 for our pension and post-retirement benefit plans.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

i. Change in benefit obligation:

	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Benefit obligation as at January 1, 2011(i)	3,623	5,662	1,595

Service Costs	18	78	18
Interest Costs	513	272	98
Benefits paid	(344)	(363)	(83)
Participant contributions	3	–	–
Plan amendments	–	5	–
Transfers	1,126	(1,126)	–
Effects of change in financial assumptions	157	26	11
Effects of setting the experiment	67	307	131
Effect of business combinations	–	8	2
Effect of exchange rate changes	(552)	(277)	(54)

Benefit obligation as at December 31, 2011(i)	4,611	4,592	1,718

Service Costs	–	114	35
Interest Costs	309	403	99
Benefits paid	(237)	(439)	(76)
Participant contributions	–	2	–
Plan amendments	–	(35)	23
Plan settlements	–	(30)	–
Transfers	(1,434)	1,495	16
Effects of change in financial assumptions	452	501	75
Effects of setting the experiment	232	618	253
Effect of business combinations	–	2	(27)
Effect of exchange rate changes	(366)	(67)	(71)

Benefit obligation as at December 31, 2012(i)	3,567	7,156	2,045

Service Costs	49	97	42
Interest Costs	461	220	131
Benefits paid	(312)	(334)	(76)
Participant contributions	1	–	–
Plan amendments	–	–	(16)
Transfers	1,910	(1,907)	–
Effects of change in demographic assumptions	(6)	145	21
Effects of change in financial assumptions	(659)	(446)	(227)
Effects of setting the experiment	(394)	32	(43)
Effect of business combinations	–	2	–
Effect of exchange rate changes	(537)	(559)	(184)

Benefit obligation as at December 31, 2013	4,080	4,406	1,693

(i)
Recast according to Note 6.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

ii. Evolution of the fair value of assets

	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Fair value of plan assets as at January 1, 2011(i)	5,586	4,637	13

Interest income	731	107	–
Employer contributions	65	512	83
Participant contributions	3	–	–
Benefits paid	(344)	(363)	(83)
Transfers	1,099	(1,099)	–
Plan settlements	–	(14)	(11)
Return on plan assets (excluding interest income)	(109)	22	–
Effect of exchange rate changes	(754)	(139)	(1)

Fair value of plan assets as at December 31, 2011(i)	6,277	3,663	1

Transfers	(1,541)	1,541	–
Interest income	469	384	–
Employer contributions	1	223	76
Participant contributions	–	2	–
Benefits paid	(237)	(439)	(76)
Plan settlements	–	(44)	–
Return on plan assets (excluding interest income)	(79)	412	–
Effect of exchange rate changes	(478)	(57)	–

Fair value of plan assets as at December 31, 2012(i)	4,412	5,685	1

Transfers	1,765	(1,763)	–
Interest income	523	168	–
Employer contributions	141	190	76
Participant contributions	1	–	–
Benefits paid	(312)	(334)	(76)
Plan settlements	–	(91)	–
Return on plan assets (excluding interest income)	(576)	315	–
Effect of exchange rate changes	(683)	(366)	(1)

Fair value of plan assets as at December 31, 2013	5,271	3,804	–

(i)
Recast according to Note 6.

          Plan assets managed by Valia on December 31, 2013, December 31, 2012 and January 1, 2012 include investments in a portfolio of our own stock amounting to US$206, US$300 and US$340, investments in debentures amounting to US$66, US$57 and US$63 and equity investments from related parties amounting to US$6, US$2 and US$84, respectively. They also include at December 31, 2013, December 31, 2012 and January 1, 2012, US$3,110, US$3,882 and US$3,552 of Brazilian Federal Government Securities. The Vale Canada Limited pension plan assets as at December 31, 2013, December 31, 2012 and January 1, 2012 included Canadian Government securities amounted to US$789, US$483 and US$653, respectively. The Vale Fertilizantes and Ultrafértil at December 31, 2013, December 31, 2012 and January 1, 2012 include Brazilian Federal Government in securities of US$183, US$191 and US$149, respectively.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

iii. Reconciliation of assets and liabilities recognized in the Balance Sheet

	Plans in Brazil
	December 31, 2013			December 31, 2012			January 1, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset/ onerous liability
Beginning of the year	844	–	–	1,596	–	–	1,931	–	–

Transfers	–	–	–	(40)	40	–	–	–	–
Interest income	71	–	–	160	5	–	217	–	–
Changes in asset ceiling/ onerous liability	422	–	–	(762)	(45)	–	(357)	–	–
Effect of exchange rate changes	(146)	–	–	(109)	–	–	(194)	–	–

Ended of the year	1,191	–	–	845	–	–	1,597	–	–

Amount recognized in the balance sheet
Present value of actuarial liabilities	(4,080)	(442)	(276)	(3,567)	(2,622)	(461)	(4,611)	(547)	(346)
Fair value of assets	5,271	423	–	4,412	2,381	–	6,277	427	–
Effect of the asset ceiling	(1,191)	–	–	(845)	–	–	(1,666)	–	–

Assets (liabilities) to be provisioned	–	(19)	(276)	–	(241)	(461)	–	(120)	(346)

Current liabilities	–	–	(23)	–	(86)	(20)	–	(11)	(64)
Non-current liabilities	–	(19)	(253)	–	(155)	(441)	–	(109)	(282)

Assets (liabilities) to be provisioned	–	(19)	(276)	–	(241)	(461)	–	(120)	(346)

	Foreign plan
	December 31, 2013			December 31, 2012			January 1, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Amount recognized in the balance sheet
Present value of actuarial liabilities	–	(3,964)	(1,417)	–	(4,534)	(1,584)	–	(4,045)	(1,372)
Fair value of assets	–	3,381	–	–	3,304	1	–	3,236	1

Assets (liabilities) to be provisioned	–	(583)	(1,417)	–	(1,230)	(1,583)	–	(809)	(1,371)

Current liabilities	–	(9)	(65)	–	(29)	(70)	–	(28)	(66)
Non-current liabilities	–	(574)	(1,352)	–	(1,201)	(1,513)	–	(781)	(1,305)

Assets (liabilities) to be provisioned	–	(583)	(1,417)	–	(1,230)	(1,583)	–	(809)	(1,371)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

	Total
	December 31, 2013			December 31, 2012			January 1, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	844	–	–	1,596	–	–	1,931	–	–

Transfers	–	–	–	(40)	40	–	–	–	–
Interest income	71	–	–	160	5	–	217	–	–
Changes in asset ceiling/ onerous liability	422	–	–	(762)	(45)	–	(357)	–	–
Effect of exchange rate changes	(146)	–	–	(109)	–	–	(194)	–	–

Ended of the year	1,191	–	–	845	–	–	1,597	–	–

Amount recognized in the balance sheet
Present value of actuarial liabilities	(4,080)	(4,406)	(1,693)	(3,567)	(7,156)	(2,045)	(4,611)	(4,592)	(1,718)
Fair value of assets	5,271	3,804	–	4,412	5,685	1	6,277	3,663	1
Effect of the asset ceiling	(1,191)	–	–	(845)	–	–	(1,666)	–	–

Assets (liabilities) to be provisioned	–	(602)	(1,693)	–	(1,471)	(2,044)	–	(929)	(1,717)

Current liabilities	–	(9)	(88)	–	(115)	(90)	–	(39)	(130)
Non-current liabilities	–	(593)	(1,605)	–	(1,356)	(1,954)	–	(890)	(1,587)

Assets (liabilities) to be provisioned	–	(602)	(1,693)	–	(1,471)	(2,044)	–	(929)	(1,717)

(i)
Recast according to Note 6.

iv. Recorded costs in the Statement of Income

	Year ended as at December 31,
	2013			2012(i)			2011(i)
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	49	97	42	–	114	35	18	78	18
Interest on expense on liabilities	461	220	131	309	403	99	513	272	98
Interest income on plan assets	(523)	(169)	–	(469)	(384)	–	(731)	(107)	–
Interest expense on effect of (asset ceiling)/ onerous liability	13	–	–	160	12	–	200	–	–

Total of cost, net	–	148	173	–	145	134	–	243	116

(i)
Recast according to Note 6.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

v. Costs recognized in the statement of other comprehensive income for the year

	Year ended as at December 31,
	2013			2012(i)			2011(i)
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
beginning of the year	(3)	(964)	(381)	(4)	(529)	(180)	7	(309)	(91)

Effect of changes in financial assumptions	666	301	206	(452)	(501)	(75)	(157)	(26)	(18)
Effect of experience adjustments	394	(34)	43	(232)	(620)	(226)	(67)	(315)	(133)
Return on plan assets (excluding interest income)	(576)	315	–	(79)	412	–	(109)	22	–
Change of asset ceiling / costly liabilities (excluding interest income)	(424)	–	–	763	83	–	327	–	–

	60	582	249	–	(626)	(301)	(6)	(319)	(151)
Income tax	(19)	(167)	(75)		182	90	6	92	45

Others comprehensive income	41	415	174	–	(444)	(211)	–	(227)	(106)
Effect of conversion	10	11	12	1	(21)	10	(11)	7	17
Transfers/ low	(142)	143	(1)	–	–	–	–	–	–

Accumulated other comprehensive income	(94)	(395)	(196)	(3)	(994)	(381)	(4)	(529)	(180)

(i)
Recast according to Note 6.

v. Actuarial and economic assumptions

          All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc.

          The economic actuarial assumptions adopted were formulated considering the long-term period for maturity and should therefore be examined in that light. So, in the short term, they may not necessarily be realized.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

          In the evaluations were adopted the following economic assumptions:

	Brazil
	December 31, 2013			December 31, 2012			December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate to determine benefit obligation	12.13%	12.46%	12.57%	8.90%	9.04%	9.05%	10.91%	10.78%	10.90%
Discount rate to determine net cost	9.98%	8.12%	8.12%	8.90%	9.45%	9.40%	10.78%	11.30%	10.30%
Rate of compensation increase—up to 47 years	6.00%	6.00%	N/A	8.15%	8.15%	N/A	8.15%	N/A	N/A
Rate of compensation increase—over 47 years	6.00%	6.00%	N/A	5.00%	5.00%	N/A	5.00%	5.00%	N/A
Inflation	6.00%	6.00%	6.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Health care cost trend rate	N/A	N/A	9.18%	N/A	N/A	8.15%	N/A	8.15%	8.15%

	Foreign
	December 31, 2013		December 31, 2012		December 31, 2011
	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate to determine benefit obligation	4.80%	5.40%	4.16%	4.20%	5.08%	5.10%
Discount rate to determine net cost	4.80%	5.40%	5.08%	4.20%	5.43%	5.43%
Rate of compensation increase—up to 47 years	4.00%	3.00%	4.10%	3.00%	4.10%	3.00%
Rate of compensation increase—over 47 years	4.00%	3.00%	4.10%	3.00%	4.10%	3.00%
Inflation	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Health care cost trend rate	N/A	7.00%	N/A	7.22%	N/A	7.22%
Ultimate health care cost trend rate	N/A	4.45%	N/A	4.49%	N/A	4.49%

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

vi. Data from participants:

	Year ended as at December 31,
	2013			2012			2011
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Active participants
Number	61,216	20,236	9,852	14	81,324	11,727	54,367	17,616	9,682
Average age—years	35.2	37.4	41.7	52.0	35.5	40.2	34.70	39.00	41.00
Average service—years	6.9	7.4	7.8	27.7	7.00	6.6	6.50	12.10	7.90
Terminated vested participants(i)
Number	6,829	1,573	–	–	6,519	–	4,141	1,674	–
Average age—years	36.9	49.5	–	–	47.1	–	35.1	49.1	–
Retirees and beneficiaries
Number	21,714	16,556	32,426	16,740	19,253	31,737	19,538	17,019	32,633
Average age—years	66.9	71.4	66.4	67.4	70.3	67.7	65.5	72.1	63.7

(i)
Off employees of the Company retaining the right to the plane.

vii. Assets of pension plans

Brazilian Plans

          The Investment Policy Statements of pension plans sponsored for Brazilian employees are based on a long term macroeconomic scenario and expected returns. An Investment Policy Statement was established for each obligation by following results of a strategic asset allocation (ALM—Asset Liability Management) study.

          Plan asset allocations comply with pension funds local regulation (CMN Resolution 3,792/09). The plans are allowed to invest in six different asset classes, defined as "Segments" by the law, as follows: Fixed Income, Equity, Structured Investments (Alternative Investments and Infra-Structure Projects), International Investments, Real Estate and Loans to Participants in compliance with pre-approved policies.

          The investment policy aims to achieve the adequate diversification, income and long-term appreciation, by combining all classes of assets to meet the obligations of the various plans with appropriate level of risk.

          The pension fund has a risk management process with established policies aimed to identify measure and control all kinds of risk they are exposed benefit plans, such as market risk, liquidity, credit, operational, systemic and legal.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

Foreign plans

          The strategy for each of the pension plans sponsored by Vale Canada is based upon a combination of local practices and the specific characteristics of the pension plans in each country, including the structure of the liabilities, the risk versus reward trade-off between different asset classes and the liquidity required to meet benefit payments obligations.

viii. Overfunded pension plans

Brazilian Plans

          The Defined Benefit Plan (the "Old Plan") has most of its assets allocated to fixed income, mainly in Brazilian government bonds (such as TIPS) and long term inflation linked corporate bonds with the objective of reducing the asset-liability volatility. This Liability Driven Investments strategy, together with the Loans to Participants segment, aims to hedge the plan's liabilities against inflation risk and volatility, with allocation limited to 70% of the plans' assets. This plan had an average nominal income of 19% per annum, over the past 12 years. The target allocations for each investment segment or asset class are as follow:

	Year ended as at December 31,
	2013	2012	2011
Fixed income investments	63.18%	59.86%	59.84%
Variable income investments	18.24%	24.25%	27.42%
Structures investments	4.21%	3.66%	2.85%
Foreign investments	0.19%	0.25%	0.20%
Real Estate	9.71%	8.34%	6.97%
Operations with participants (loans)	4.68%	3.56%	3.26%

          The Vale Mais plan has obligations with the characteristics of defined benefit plans and defined contribution plans. Most investments are in fixed income. To reduce the volatility of assets and liabilities from the components with defined benefit's characteristics, we used Brazilian government bonds indexed to inflation. The following table shows the target allocations for each investment segment or asset class:

	Year ended as at December 31,
	2013	2012	2011
Fixed income investments	64.96%	61.71%	65.52%
Variable income investments	16.52%	20.73%	22.73%
Structures investments	2.21%	2.08%	1.00%
Foreign investments	0.07%	0.10%	0.10%
Real Estate	5.20%	5.40%	4.60%
Operations with participants (loans)	11.09%	9.88%	9.07%

          The Defined Contribution Vale Mais component offers four asset class" mix options that can be chosen by participants. The options are: 100% Fixed Income; 80% Fixed Income and 20% Equities, 65% Fixed Income and 35% Equities or 60% Fixed Income and 40% Equities. Equities management is done through investment funds with Ibovespa (IBrX-50) index.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

          Assets by category are as follows:

	December 31, 2013				December 31, 2012				January 1, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Cash and cash equivalents	–	–	–	–	–	–	–	–	2	–	–	2
Accounts Receivable	3	–	–	3	5	–	–	5	16	–	–	16
Equity securities	870	–	–	870	1,128	–	–	1,128	1,425	83	–	1,508
Debt securities—Corporate bonds	–	197	–	197	–	273	–	273	–	559	–	559
Debt securities—Government bonds	1,730	–	–	1,730	1,976	–	–	1,976	2,133	–	–	2,133
Investments funds—Fixed Income	2,702	–	–	2,702	1,678	–	–	1,678	2,292	–	–	2,292
Investments funds—Equity	340	–	–	340	252	–	–	252	539	–	–	539
International investments	10	–	–	10	15	–	–	15	13	–	–	13
Structured investments—Private Equity funds	–	–	227	227	–	–	192	192	–	–	194	194
Structured investments—Real estate funds	–	–	8	8	–	–	8	8	–	–	21	21
Real estate	–	–	547	547	–	–	458	458	–	–	482	482
Loans to participants	–	–	431	431	–	–	195	195	–	–	345	345

Total	5,655	197	1,213	7,065	5,054	273	853	6,180	6,420	642	1,042	8,104

Funds not related to risk plans				(1,794)				(1,768)				(1,827)

Fair value of plan assets at end of year				5,271				4,412				6,277

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

          Measurement of overfunded plan assets at fair value with no observable market variables—level 3

	Private Equity Funds	Real Estate Funds	Real Estate	Loans to Participants	Total
Balance as of January 1, 2011	128	19	288	182	617

Actual return on plan assets	(9)	–	88	55	134
Assets purchases, sales and settlements	41	–	149	130	320
Assets sold during the period	(1)	–	(23)	(130)	(154)
Cumulative translation adjustment	(23)	(1)	(57)	(42)	(123)
Transfers in and/ out of Level 3	58	3	37	150	248

Balance as of December 31, 2011	194	21	482	345	1,042

Actual return on plan assets	13	(8)	120	26	151
Assets purchases, sales and settlements	75	–	27	92	194
Assets sold during the period	(19)	–	(31)	(84)	(134)
Cumulative translation adjustment	(18)	(1)	(41)	(25)	(85)
Transfers in and/ out of Level 3	(53)	(4)	(99)	(159)	(315)

Balance as of December 31, 2012	192	8	458	195	853

Actual return on plan assets	13	–	95	48	156
Assets purchases, sales and settlements	29	–	–	236	265
Assets sold during the period	(18)	–	(42)	(196)	(256)
Cumulative translation adjustment	(30)	–	(71)	(47)	(148)
Transfers in and/ out of Level 3	41	–	107	195	343

Balance as of December 31, 2013	227	8	547	431	1,213

          The targeted return on private equity assets in 2014 is 10.83% p.a. for the Old Plan and 11.06% p.a. for the New Plan. The targeted allocation is 5% for the Old Plan and 2.2% for the New Plan, ranging between 3% and 5% for the Old Plan and ranging between 1% and 2.5% for the New Plan. These investments have a longer investment horizon and lower liquidity that aim to profit from economic growth, especially in the infrastructure sector of the Brazilian economy. Usually the fair value of non-liquid assets' is similar to their acquisition cost or book value. Some private equity funds, alternatively, apply the following methodologies: discounted cash flow analysis or analysis based on multiples.

          The targeted return on loans to participants in 2014 is 10.83% p.a. for the Old Plan and 11.06% p.a. for the New Plan. The fair values pricing of these assets include provisions for non-paid loans, according to the local pension fund regulation.

          The targeted return on real estate assets in 2014 is 10.83% p.a. for the Old Plan and 11.06% p.a. for the New Plan. The fair values of these assets are near to their carrying values. The pension fund hires companies specialized in real estate valuation that do not act in the market as brokers. All valuation techniques follow the local regulations.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

ix. Underfunded pension plans

Foreign plans

          For all pension plans except that of PT Vale Indonesia tbk, a target asset allocation was 60% in equity investments and 40% in fixed income investments, with all securities being traded in the public markets. Fixed income investments are in domestic bonds for each plan's market and represent a mixture of government and corporate bonds. Equity investments are primarily global in nature and involve a mixture of large, mid and small capitalization companies with a modest explicit investment in domestic equities for each plan. The Canadian plans also use a currency hedging strategy (each currency exposure is 50% hedged) due to the large exposure to foreign securities. For PT Vale Indonesia tbk, the target allocation is 20% equity investment and the remainder fixed income.

          Assets by category are shown below:

	December 31, 2013				December 31, 2012				January 1, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Cash and cash equivalents	105	(32)	–	73	131	(34)	–	97	65	(24)	–	41
Accounts Receivable	–	–	–	–	4	–	–	4	11	–	–	11
Equity securities	1,527	8	–	1,535	1,565	19	–	1,584	1,231	2	–	1,233
Debt securities—Corporate bonds	–	370	–	370	–	510	–	510	–	259	–	259
Debt securities—Government bonds	182	790	–	972	545	484	–	1,029	33	627	–	660
Investments funds—Fixed Income	112	–	–	112	1,594	426	–	2,020	440	568	–	1,008
Investments funds—Equity	249	469	–	718	543	413	–	956	73	375	–	448
International investments	–	–	–	–	4	–	–	4	–	3	–	3
Structured investments—Private Equity funds	–	–	–	–	–	–	43	43	–	–	–	–
Structured investments—Real estate funds	24	–	–	24	–	–	–	–	–	–	–	–
Real estate	–	–	–	–	–	–	142	142	–	–	–	–
Loans to participants	–	–	–	–	–	–	207	207	–	–	–	–

Total	2,199	1,605	–	3,804	4,386	1,818	392	6,596	1,853	1,810	–	3,663

Funds not related to risk plans				–				(911)				–

Fair value of plan assets at the end of the year				3,804				5,685				3,663

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

          Measurement of overfunded plan assets at fair value with no observable market variables—Level 3

	Private Equity Funds	Real Estate Funds	Real Estate	Loans to Participants	Total
Balance as at January 1, 2011	14	1	37	151	203

Transfers in and/ out of Level 3	(14)	(1)	(37)	(151)	(203)

Balance as at December 31, 2011	–	–	–	–	–

Actual return on plan assets	1	(1)	35	28	63
Assets purchases, sales and settlements	34	–	13	105	152
Assets sold during the year	(6)	–	(3)	(71)	(80)
Cumulative translation adjustments	(2)	–	(1)	(9)	(12)
Transfers in and/ out of Level 3	16	1	98	154	269

Balance as at December 31, 2012	43	–	142	207	392

Cumulative translation adjustments	(2)	–	(35)	(12)	(49)
Transfers in and/ out of Level 3	(41)	–	(107)	(195)	(343)

Balance as at December 31, 2013	–	–	–	–	–

Assets of underfunded benefits plans

          Underfunded other benefits by asset category:

	December 31, 2013				December 31, 2012				January 1, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Cash and cash equivalents	–	–	–	–	1	–	–	1	1	–	–	1

xi. Disbursement of future cash flow

          Vale expects to disburse US$354 in 2014 in relation to pension plans and other benefits.

xii. Sensitivity analysis

	December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Nominal discount rate
1% increase	8,611	8,242	3,543
Assumptions made	13.10%	5.84%	7.48%
Average duration of the obligation—(Years)	10.43	16.98	15.78
1% Reduction	10,700	10,529	4,533
Assumptions made	11.12%	3.84%	5.44%
Average duration of the obligation—(Years)	11.29	15.99	15.18

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

xiii. Estimated future benefit payments

          The following table presents the expected benefit payments, which reflect future services:

	December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
2014	287	247	79
2015	305	244	81
2016	323	240	84
2017	341	237	86
2018	360	551	88
2019 and thereafter	2,097	2,722	176

b) Incentive Plan in Results

          The Company, Participation in Results Program ("PPR") measured on the evaluation of individual and collective performance of its employees.

          The Participation in the Results of the Company for each employee is calculated individually according to the achievement of goals previously established using of indicators for the, performance of the Company, Business Unit, Team and individual. The contribution of each performance unit to the performance scores of employees is discussed and agreed each year, between the Company and the unions representing the employees.

          The Company accrued expenses/costs related to participation in the results as follow:

	Year ended as at December 31,
	2013	2012	2011
Operational expenses	215	414	384
Cost of goods sold and services rendered	423	488	494

Total	638	902	878

c) Long-term stock option compensation plan

          In order to promote stockholder cultures, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a Long-term Compensation Plan, for some executives of the Company, covering 3-year cycles.

          Under the terms of the plan, the participants may allocate a portion of their annual bonus to the plan. Part of the bonus allocated to the plan is used by the executive to purchase preferred stock of Vale, through a prescribed financial institution under market conditions and without any benefit being provided by Vale.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Employee Benefits Obligations (Continued)

          The shares purchased by executive have no restrictions and can be sold at any time. However, the shares need to be held for a period of three years, and the executives need to maintained their employment relationship with the Vale during this period the participant shall be entitled, as long as the shares are not sold and employment relationship is maintained, to receive from the Vale, a payment in cash equivalent to the value of their stock holdings based under this scheme on market quotations. The total number of stocks linked to the plan as at December 31, 2013, December 31, 2012 and January 1, 2012 was 6,214,288, 4,426,046 and 3,012,538, respectively.

          Additionally, certain executives eligible for long-term incentives have the opportunity to receive at the end of a three years cycle a monetary value equivalent to market value of a determined number of stocks based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.

          Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. On December 31, 2013, 2012, 2011we recorded a liability of US$84, US$87 and US$109 respectively, in the Statement of Income.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

23.    Classification of financial instruments

          The classification of financial assets and liabilities is shown in the following tables:

	December 31, 2013
Financial assets	Loans and receivables(a)	At fair value through profit or loss(b)	Derivatives designated as hedge(c)	Available for sale	Total
Current
Cash and cash equivalents	5,321	–	–	–	5,321
Short-term investments	3	–	–	–	3
Derivative financial instruments	–	196	5	–	201
Accounts receivable	5,703	–	–	–	5,703
Related parties	261	–	–	–	261

	11,288	196	5	–	11,489

Non-current
Related parties	108	–	–	–	108
Loans and financing agreements	241	–	–	–	241
Derivative financial instruments	–	140	–	–	140
Others	–	–	–	5	5

	349	140	–	5	494

Total of Assets	11,637	336	5	5	11,983

Financial liabilities
Current
Suppliers and contractors	3,772	–	–	–	3,772
Derivative financial instruments	–	199	39	–	238
Loans and financing	1,775	–	–	–	1,775
Related parties	205	–	–	–	205

	5,752	199	39	–	5,990

Non-current
Derivative financial instruments	–	1,480	12	–	1,492
Loans and financing	27,670	–	–	–	27,670
Related parties	5	–	–	–	5
Stockholders' Debentures	–	1,775	–	–	1,775

	27,675	3,255	12	–	30,942

Total of Liabilities	33,427	3,454	51	–	36,932

(a)
Non-derivative financial instruments with identifiable cash flow.
(b)
Financial instruments for trading in short-term.
(c)
See Note 25-a.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

23.    Classification of financial instruments (Continued)

	December 31, 2012
Financial assets	Loans and receivables(a)	At fair value through profit or loss(b)	Derivatives designated as hedge(c)	Available for sale	Total
Current
Cash and cash equivalents	5,832	–	–	–	5,832
Short-term investments	–	246	–	–	246
Derivative financial instruments	–	265	16	–	281
Accounts receivable	6,795	–	–	–	6,795
Related parties	384	–	–	–	384

	13,011	511	16	–	13,538

Non-current
Related parties	408	–	–	–	408
Loans and financing agreements	246	–	–	–	246
Derivative financial instruments	–	40	5	–	45
Others	–	–	–	7	7

	654	40	5	7	706

Total of Assets	13,665	551	21	7	14,244

Financial liabilities
Current
Suppliers and contractors	4,529	–	–	–	4,529
Derivative financial instruments	–	346	1	–	347
Loans and financing	3,471	–	–	–	3,471
Related parties	207	–	–	–	207

	8,207	346	1	–	8,554

Non-current
Derivative financial instruments	–	783	–	–	783
Loans and financing	26,799	–	–	–	26,799
Related parties	72	–	–	–	72
Stockholders' Debentures	–	1,653	–	–	1,653

	26,871	2,436	–	–	29,307

Total of Liabilities	35,078	2,782	1	–	37,861

(a)
Non-derivative financial instruments with identifiable cash flow.
(b)
Financial instruments for trading in short-term.
(c)
See Note 25-a.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

23.    Classification of financial instruments (Continued)

	January 1, 2012
Financial assets	Loans and receivables(a)	At fair value through profit or loss(b)	Derivatives designated as hedge(c)	Available for sale	Total
Current
Cash and cash equivalents	3,531	–	–	–	3,531
Derivative financial instruments	–	434	161	–	595
Accounts receivable	8,505	–	–	–	8,505
Related parties	82	–	–	–	82

	12,118	434	161	–	12,713

Non-current
Related parties	509	–	–	–	509
Loans and financing agreements	210	–	–	–	210
Derivative financial instruments	–	60	–	–	60
Others		–	–	7	7

	719	60	–	7	786

Total of Assets	12,837	494	161	7	13,499

Financial liabilities
Current
Suppliers and contractors	4,814	–	–	–	4,814
Derivative financial instruments	–	59	14	–	73
Loans and financing	1,517	–	–	–	1,517
Related parties	24	–	–	–	24

	6,355	59	14	–	6,428

Non-current
Derivative financial instruments	–	663	–	–	663
Loans and financing	21,538	–	–	–	21,538
Related parties	91	–	–	–	91
Stockholders' Debentures	–	1,336	–	–	1,336

	21,629	1,999	–	–	23,628

Total of Liabilities	27,984	2,058	14	–	30,056

(a)
Non-derivative financial instruments with identifiable cash flow.
(b)
Financial instruments for trading in short-term.
(c)
See Note 25-a.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

23.    Classification of financial instruments (Continued)

          The classification of financial assets and liabilities of currencies following tables:

	December 31, 2013
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	1,856	3,243	47	92	34	49	5,321
Short-term investments	3	–	–	–	–	–	3
Derivative financial instruments	161	40	–	–	–	–	201
Accounts receivable	465	5,107	11	56	1	63	5,703
Related parties	182	79	–	–	–	–	261

	2,667	8,469	58	148	35	112	11,489

Non-current
Related parties	9	99	–	–	–	–	108
Loans and financing agreements	82	159	–	–	–	–	241
Derivative financial instruments	–	140	–	–	–	–	140
Others	–	5	–	–	–	–	5

	91	403	–	–	–	–	494

Total of Assets	2,758	8,872	58	148	35	112	11,983

Financial liabilities
Current
Suppliers and contractors	1,880	1,030	607	118	99	38	3,772
Derivative financial instruments	186	52	–	–	–	–	238
Loan and financing	890	800	–	2	83	–	1,775
Related parties	204	1	–	–	–	–	205

	3,160	1,883	607	120	182	38	5,990

Non-current
Derivative financial instruments	1,361	131	–	–	–	–	1,492
Loan and financing	5,686	19,915	–	3	2,066	–	27,670
Related parties	–	5	–	–	–	–	5
Stockholders' Debentures	1,775	–	–	–	–	–	1,775

	8,822	20,051	–	3	2,066	–	30,942

Total of Liabilities	11,982	21,934	607	123	2,248	38	36,932

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

23.    Classification of financial instruments (Continued)

	December 31, 2012
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	963	4,680	–	139	2	48	5,832
Short-term investments	–	246	–	–	–	–	246
Derivative financial instruments	245	36	–	–	–	–	281
Accounts receivable	785	5,772	8	112	55	63	6,795
Related parties	209	166	–	–	9	–	384

	2,202	10,900	8	251	66	111	13,538

Non-current
Related parties	6	141	–	–	261	–	408
Loans and financing agreements	92	154	–	–	–	–	246
Derivative financial instruments	2	43	–	–	–	–	45
Others	–	7	–	–	–	–	7

	100	345	–	–	261	–	706

Total of Assets	2,302	11,245	8	251	327	111	14,244

Financial liabilities
Current
Suppliers and contractors	2,185	711	1,109	361	115	48	4,529
Derivative financial instruments	273	74	–	–	–	–	347
Loans and financing	2,231	1,160	11	4	65	–	3,471
Related parties	207	–	–	–	–	–	207

	4,896	1,945	1,120	365	180	48	8,554

Non-current
Derivative financial instruments	690	93	–	–	–	–	783
Loans and financing	6,444	18,115	256	5	1,979	–	26,799
Related parties	–	72	–	–	–	–	72
Stockholders' Debentures	1,653	–	–	–	–	–	1,653

	8,787	18,280	256	5	1,979	–	29,307

Total of Liabilities	13,683	20,225	1,376	370	2,159	48	37,861

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

23.    Classification of financial instruments (Continued)

	January 1, 2012
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	1,026	2,322	3	48	–	132	3,531
Derivative financial instruments	307	288	–	–	–	–	595
Accounts receivable	1,159	7,095	33	145	–	73	8,505
Related parties	57	25	–	–	–	–	82

	2,549	9,730	36	193	–	205	12,713

Non-current
Related parties	20	135	–	–	354	–	509
Loans and financing agreements	87	123	–	–	–	–	210
Derivative financial instruments	52	8	–	–	–	–	60
Others	–	7	–	–	–	–	7

	159	273	–	–	354	–	786

Total of Assets	2,708	10,003	36	193	354	205	13,499

Financial liabilities
Current
Suppliers and contractors	2,384	1,097	702	393	116	122	4,814
Derivative financial instruments	63	10	–	–	–	–	73
Loans and financing	255	1,244	14	4	–	–	1,517
Related parties	7	17	–	–	–	–	24

	2,709	2,368	716	397	116	122	6,428

Non-current
Derivative financial instruments	510	153	–	–	–	–	663
Loans and financing	6,641	13,685	234	8	970	–	21,538
Related parties	–	91	–	–	–	–	91
Stockholders' Debentures	1,336	–	–	–	–	–	1,336

	8,487	13,929	234	8	970	–	23,628

Total of Liabilities	11,196	16,297	950	405	1,086	122	30,056

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Fair Value Estimative

          Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability. The financial assets and liabilities recorded at fair value classified and disclosed in accordance with the following levels:

  Level 1—Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

  Level 2—Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

  Level 3—Assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

          The tables below present the assets and liabilities of measured at fair value as follow:

	December 31, 2013	December 31, 2012			January 1, 2012
	Level 2(i)	Level 1	Level 2	Total(ii)	Level 2(i)
Financial Assets
Current
Derivatives:
Derivatives at fair value through profit or loss	196	–	265	265	434
Derivatives designated as hedges	5	–	16	16	161

	201	–	281	281	595
Non-Current
Derivatives:
Derivatives at fair value through profit or loss	140	–	40	40	60
Derivatives designated as hedges	–	–	5	5	–

	140	–	45	45	60

Total of Assets	341	–	326	326	655

Financial Liabilities
Current
Derivatives:
Derivatives at fair value through profit or loss	199	2	344	346	59
Derivatives designated as hedges	39	–	1	1	14

	238	2	345	347	73
Non-Current
Derivatives:
Derivatives at fair value through profit or loss	1,480	–	783	783	663
Derivatives designated as hedges	12	–	–	–	–
Stockholders' debentures	1,775	–	1,653	1,653	1,336

	3,267	–	2,436	2,436	1,999

Total of Liabilities	3,505	2	2,781	2,783	2,072

(i)
No classification according to levels 1 and 3 at December 31, 2013 and January 1, 2012.
(ii)
No classification according to level 3.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Fair Value Estimative (Continued)

a)    Methods and Techniques of Evaluation

i. Assets and liabilities at fair value through profits or loss

          Comprise derivatives not designated as hedges and stockholders' debentures.

    •
    Derivatives designated or not as hedge

          The financial instruments were evaluated by calculating their present value through the use of instrument yield curves at the verification dates. The curves and prices used in the calculation for each group of instruments are detailed in the "market curves".

          The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over the period of the option, we use Turnbull & Wakeman model. In this model, besides the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

          In the case of swaps, both the present value of the assets and liability tip are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

          In the case of swaps tied to the TJLP, the calculation of the fair value considers the TJLP are constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

          Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange ("LME"), the Commodity Exchange ("COMEX") or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

    •
    Stockholders' Debentures

          Comprise the debentures issued during the privatization process (Note 31d), whose fair values are measured based on the market approach. Reference prices are available on the secondary market.

b)    Fair value measurement compared to book value

          For the loans allocated to Level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. For the loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the LIBOR rate and the curve of Vale's Bonds (income approach).

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Fair Value Estimative (Continued)

          The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	December 31, 2013
Financial liabilities	Balance	Fair value(ii)	Level 1	Level 2
Loans and financing(i)	28,996	30,005	15,964	14,041

(i)
Net interest of US$449.
(ii)
No classification according to level 3.

	December 31, 2012
Financial liabilities	Balance	Fair value(ii)	Level 1	Level 2
Loans and financing(i)	29,845	32,724	25,817	6,907
Perpetual notes(iii)	72	72	–	72

(i)
Net interest of US$425.
(ii)
No classification according to level 3.
(iii)
Classified as "Related parties" (Non-current liabilities).

	January 1, 2012
Financial liabilities	Balance	Fair value(ii)	Level 1	Level 2
Loans and financing(i)	22,722	24,312	18,181	6,131
Perpetual notes(iii)	80	80	–	80

(i)
Net interest of US$333.
(ii)
No classification according to level 3.
(iii)
Classified as "Related parties" (Non-current liabilities).

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments

a)    Derivatives effects on balance sheet

	Assets
	December 31, 2013		December 31, 2012		January 1, 2012
	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	174	–	249	1	410	60
Eurobonds Swap	13	101	–	39	–	–
Treasury future	–	–	–	–	19	–
Pre dollar swap	5	–	16	–	–	–

	192	101	265	40	429	60
Commodities price risk
Nickel:
Nickel fixed price program	4	–	–	–	1	–
Bunker oil	–	–	–	–	4	–

	4	–	–	–	5	–
Warrants
SLW options (Note 30)	–	39	–	–	–	–

	–	39	–	–	–	–
Derivatives designated as hedge
Bunker Oil Hedge	5	–	–	–	–	–
Strategic nickel	–	–	13	–	161	–
Foreign exchange cash flow hedge	–	–	3	5	–	–

	5	–	16	5	161	–

Total	201	140	281	45	595	60

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

	Liabilities
	December 31, 2013		December 31, 2012		January 1, 2012
	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	185	1,369	340	700	49	590
Eurobonds Swap	1	–	4	18	4	32
Treasury future	–	–	–	–	5	–
Pre dollar swap	1	110	–	63	–	41

	187	1,479	344	781	58	663
Commodities price risk
Nickel:
Nickel fixed price program	3	–	2	–	1	–
Bunker oil	9	–	–	–	–	–

	12	–	2	–	1	–
Embedded derivatives
Gas	–	1	–	2	–	–

	–	1	–	2	–	–
Derivatives designated as hedge
Bunker oil hedge	12	–	1	–	–	–
Foreign exchange cash flow hedge	27	12	–	–	14	–

	39	12	1	–	14	–

Total	238	1,492	347	783	73	663

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

b)    Effects of derivatives in the statement of income, cash flow and other comprehensive income

	Year ended as at December 31,
	Amount of gain or (loss) recognized as financial income (expense)			Financial settlement (inflows)/ Outflows			Amount of gain or (loss) recognized in OCI
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(897)	(315)	(92)	146	(325)	(337)	–	–	–
US$ floating rate vs. US$ fixed rate swap	–	–	–	–	–	4	–	–	–
AUD Forward	–	–	–	–	–	(2)	–	–	–
Eurobonds Swap	91	50	(30)	5	4	1	–	–	–
US$ fixed rate vs. CDI swap	–	–	69	–	–	(68)	–	–	–
Treasury future	–	9	(12)	–	(3)	6	–	–	–
Pre dollar swap	(55)	(7)	(23)	(16)	(19)	(1)	–	–	–
South African Randes Forward	–	–	(8)	–	–	8	–	–	–

	(861)	(263)	(96)	135	(343)	(389)	–	–	–
Commodities price risk
Nickel:
Nickel fixed price program
Purchase program	(2)	(1)	39	5	2	(41)	–	–	–
Strategic program	–	–	15	–	–	–	–	–	–
Copper:
Purchased scrap protection program	–	–	1	–	–	–	–	–	–
Maritime Freight Hiring Protection Program	–	–	–	–	–	2	–	–	–

Bunker oil	(72)	1	37	62	(5)	(48)	–	–	–
Aluminum	–	–	–	–	–	7	–	–	–
Coal	–	–	–	–	–	2	–	–	–

	(74)	–	92	67	(3)	(78)	–	–	–
Warrants
SLW options (Note 30)	(60)	–	–	–	–	–	–	–	–

	(60)	–	–	–	–	–	–	–	–
Embedded derivatives
Gas Oman	2	(2)	–	–	–	–	–	–	–
Energy—Aluminum options	–	–	(7)	–	–	–	–	–	–

	2	(2)	(7)	–	–	–	–	–	–
Derivatives designated as hedge
Bunker Oil Hedge	(42)	–	–	42	(1)	–	(10)	(1)	–
Strategic nickel	13	172	49	(13)	(172)	(48)	(13)	(149)	184
Foreign exchange cash flow hedge	(11)	(27)	37	11	26	(50)	(28)	29	(60)
Aluminum	–	–	–	–	–	–	–	–	5

	(40)	145	86	40	(147)	(98)	(51)	(121)	129

Total	(1,033)	(120)	75	242	(493)	(565)	(51)	(121)	129

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

          The maturities dates of the consolidated financial instruments are as follows:

Maturities dates
Currencies/ Interest Rates (LIBOR)	July 2023
Gas	April 2016
Nickel	November 2015
Copper	March 2014
Warrants	February 2023
Bunker Oil	December 2014

Additional information about derivatives financial instruments

Value at Risk computation methodology

          The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors—and its correlations—tends to present the same statistic properties verified in the historical data. The value at risk of Vale's derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

          Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was not cash amount subject to margin calls on December 31, 2013.

Initial Cost of Contracts

          The financial derivatives negotiated by Vale and its controlled companies described in this document didn't have initial costs (initial cash flow) associated.

          The following tables show as of December 31, 2013, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty (credit) risk)1, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

Foreign Exchange and Interest Rates Derivative Positions

Protection program for the Real denominated debt indexed to CDI

  •
  CDI vs. USD fixed rate swap—In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

(1)
The "Adjusted net/total for credit risk" as of 12/31/2013 considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46). The inclusion of counterparty credit risk in the instruments fair value are prospective from 2013, while values of December 2012 were hold without credit risk adjustments.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

  •
  CDI vs. USD floating rate swap—In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor—London Interbank Offered Rate) and receives payments linked to CDI.

	US$ Million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk
									Fair value by year
	December 31, 2013	December 31, 2012		Average rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Index						2014	2015	2016	2017
CDI vs. fixed rate swap
Receivable	R$ 5,096	R$ 8,184	CDI	109.45%	2,391	4,110	1,658
Payable	US$2,603	US$4,425	US$ +	3.82%	(2,799)	(4,633)	(1,974)

Net					(408)	(523)	(316)	32	39	(131)	(259)	(57)

Adjusted Net for credit risk					(411)				39	(132)	(260)	(58)

CDI vs. floating rate swap
Receivable	R$ 428	R$ 428	CDI	103.50%	190	217	13
Payable	US$250	US$250	Libor +	0.99%	(254)	(257)	(3)

Net					(64)	(40)	10	3	14	(78)	–	–

Adjusted Net for credit risk					(64)				14	(78)	–	–

Type of contracts: OTC Contracts
 Protected Item: Debts linked to BRL

          The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale's receivables (mainly linked to USD) with Vale's payables.

Protection program for the real denominated debt indexed to TJLP

  •
  TJLP vs. USD fixed rate swap—In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

(2)
Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

  •
  TJLP vs. USD floating rate swap—In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

	US$ Million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk
									Fair value by year
	December 31, 2013	December 31, 2012		Average rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Index						2014	2015	2016	2017-2023
Swap TJLP vs. fixed rate swap
Receivable	R$ 6,456	R$ 3,268	TJLP +	1.41%	2,401	2,244	741
Payable	US$3,310	US$1,694	USD +	1.93%	(3,172)	(2,427)	(611)

Net					(771)	(184)	130	42	(24)	(72)	(127)	(548)

Adjusted Net for credit risk					(803)				(24)	(73)	(128)	(578)

Swap TJLP vs. floating rate swap
Receivable	R$ 615	R$ 626	TJLP +	0.95%	224	282	19
Payable	US$350	US$356	Libor +	-1.20%	(324)	(324)	(2)

Net					(100)	(42)	17	4	(39)	1	(2)	(60)

Adjusted Net for credit risk					(102)				(39)	1	(2)	(62)

Type of contracts: OTC Contracts
 Protected Item: Debts linked to BRL

          The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale's receivables (mainly linked to USD) with Vale's payables.

Protection program for the Real denominated fixed rate debt

  •
  BRL fixed rate vs. USD fixed rate swap:  In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

	US$ Million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk
									Fair value by year
	December 31, 2013	December 31, 2012		Average rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Index						2014	2015	2016	2017-2023
R$ fixed rate vs. US$ fixed rate swap
Receivable	R$ 824	R$ 795	Fix	4.47%	309	359	47
Payable	US$446	US$442	US$–	-1.16%	(411)	(406)	(33)

Net					(102)	(47)	14	5	5	(23)	(62)	(22)

Adjusted Net for credit risk					(106)				5	(24)	(63)	(24)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

Type of contracts: OTC Contracts
 Protected Item: Debts linked to BRL

          The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale's receivables (mainly linked to USD) with Vale's payables.

Protection program for Euro denominated debt

  •
  EUR fixed rate vs. USD fixed rate swap:  In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars.

	US$ million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk
									Fair value by year
	December 31, 2013	December 31, 2012			December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Index	Average rate					2014	2015	2016-2023
Receivable	€ 1,000	€ 1,000	EUR	4.063%	1,530	1,521	35
Payable	US$1,288	US$1,288	US$	4.511%	(1,411)	(1,504)	(39)

Net					119	17	(4)	11	12	(1)	108

Adjusted Net for credit risk					113				12	(1)	102

Type of contracts: OTC Contracts
 Protected Item: Vale's Debt linked to EUR

          The P&L shown in the table above is offset by the hedged items' P&L due to EUR/USD exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

  •
  Canadian Dollar Forward—In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

	US$ million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk
									Fair value by year
	December 31, 2013	December 31, 2012		Average rate (CAD/USD)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Buy/ Sell						2014	2015	2016
Forward	CAD 786	CAD 1,362	B	1.006	(38)	8	–	5	(27)	(11)	(0)

Adjusted total for credit risk					(39)				(27)	(11)	(1)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

Type of contracts: OTC Contracts
 Hedged Item: part of disbursements in Canadian Dollars

          The P&L shown in the table above is offset by the hedged items' P&L due to CAD/USD exchange rate.

Commodity Derivative Positions

          The Company's cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Purchase Protection Program

          In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

	US$ million
							Realized Gain/Loss
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2013	December 31, 2012		Average Strike (US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Buy/ Sell						2014
Nickel Futures	168	210	S	14,079	0.03	0.02	0.5	0.05	0.03

Adjusted total for credit risk					0.03				0.03

Type of contracts: LME Contracts and OTC contracts
 Protected Item: part of Vale's revenues linked to Nickel price.

          The P&L shown in the table above is offset by the protected items' P&L due to Nickel price.

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

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

	US$ million
							Realized Gain/Loss
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2013	December 31, 2012		Average Strike (US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Buy/ Sell						2014	2015
Nickel Futures	6,317	–	B	14,274	(2)	–	(3)	2	(2)	0

Adjusted total for credit risk					(2)				(2)	0

Type of contracts: LME Contracts and OTC contracts
 Protected Item: part of Vale's revenues linked to fixed price sales of Nickel.

          The P&L shown in the table above is offset by the protected items' P&L due to Nickel price.

Copper Scrap Purchase Protection Program

          This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

	US$ million
							Realized Gain/Loss
	Notional (lbs)				Fair value			Value at Risk	Fair value by year
	December 31, 2013	December 31, 2012		Average Strike (US$/lbs)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Buy/ Sell						2014
Forward	1,101,029	937,517	S	3.27	(0.14)	0.005	0.38	0.07	(0.14)

Adjusted total for credit risk					(0.14)				(0.14)

Type of contracts: OTC Contracts
 Protected Item: of Vale's revenues linked to Copper price.

          The P&L shown in the table above is offset by the protected items' P&L due to copper price.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

Bunker Oil Purchase Hedging Program

          In order to reduce the impact of bunker oil price fluctuation on Vale's freight hiring/supply and consequently reducing the company's cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

	US$ million
							Realized Gain/Loss
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2013	December 31, 2012		Average Strike (US$/mt)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Buy/ Sell						2014
Forward	1,590,000	–	B	606	(3)	–	(42)	14	(3)

Adjusted total for credit risk					(3)				(3)

Type of contracts: OTC Contracts
 Protected Item: part of Vale's costs linked to bunker oil price

          The P&L shown in the table above is offset by the protected items' P&L due to bunker oil price.

Sell of part of future gold production (subproduct) from Vale

          The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants with strike price of US$ 65 and 10 years term, where this last part configures an American call option.

	US$ million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk	Fair value by year
	December 31, 2013	December 31, 2012		Average Strike (US$/stock)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Buy/ Sell						2023
Call Option	10	–	B	65	40	–	–	3	40

Adjusted total for credit risk					40				40

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

Embedded Derivative Positions

          The Company's cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale's perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in December 31, 2013:

Raw material and intermediate products purchase

          Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	US$ million
							Realized Gain/Loss
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2013	December 31, 2012		Average Strike (US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Buy/ Sell						2014
Nickel Forwards	2,111	2,475		13,895	0.04	1.0	(2.3)		0.04
			S
Copper Forwards	6,277	7,272		7,141	0.35	0.4	(2.9)		0.35

Total					0.39	1.4	(5.2)	1	0.39

Gas purchase for Pelletizing Company in Oman

          Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there's a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

	US$ million
							Realized Gain/Loss	Value at Risk
	Notional (volume/month)				Fair value
									Fair value by year
	December 31, 2013	December 31, 2012		Average Strike (US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
Flow			Buy/ Sell						2014	2015	2016
Call Options	746,667	746,667	S	179.36	(1.54)	(2)	–	2	(0.21)	(0.94)	(0.39)

a) Market Curves

          To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	13,970.00	JUN14	13,967.49	DEC14	14,083.45
JAN14	13,855.01	JUL14	13,987.19	DEC15	14,317.77
FEB14	13,875.91	AUG14	14,006.82	DEC16	14,552.63
MAR14	13,901.43	SEP14	14,027.17	DEC17	14,788.75
APR14	13,923.96	OCT14	14,046.79
MAY14	13,945.99	NOV14	14,065.35

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.40	JUN14	3.33	DEC14	3.31
JAN14	3.34	JUL14	3.32	DEC15	3.28
FEB14	3.34	AUG14	3.32	DEC16	3.27
MAR14	3.34	SEP14	3.32	DEC17	3.25
APR14	3.34	OCT14	3.31
MAY14	3.33	NOV14	3.31

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	613.79	JUN14	602.52	DEC14	595.25
JAN14	610.71	JUL14	601.91	DEC15	581.56
FEB14	607.99	AUG14	601.26	DEC16	587.66
MAR14	604.94	SEP14	600.77	DEC17	590.61
APR14	603.60	OCT14	600.25
MAY14	603.11	NOV14	599.46

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

2. Rates

US$—Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/03/14	6.45	04/01/16	2.50	10/01/18	3.53
03/05/14	3.98	07/01/16	2.56	01/02/19	3.72
04/01/14	3.30	10/03/16	2.61	04/01/19	3.87
07/01/14	2.64	01/02/17	2.72	07/01/19	4.00
10/01/14	2.52	04/03/17	2.82	10/01/19	4.17
01/02/15	2.51	07/03/17	2.94	01/02/20	4.27
04/01/15	2.46	10/02/17	3.06	07/01/20	4.43
07/01/15	2.44	01/02/18	3.19	01/04/21	4.77
10/01/15	2.41	04/02/18	3.31	07/01/21	5.02
01/04/16	2.46	07/02/18	3.41	01/03/22	5.25

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.17	US$6M	0.29	US$11M	0.31
US$2M	0.21	US$7M	0.30	US$12M	0.31
US$3M	0.25	US$8M	0.30	US$2Y	0.49
US$4M	0.27	US$9M	0.30	US$3Y	0.89
US$5M	0.28	US$10M	0.31	US$4Y	1.39

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/03/14	5.00	04/01/16	5.00	10/01/18	5.00
03/05/14	5.00	07/01/16	5.00	01/02/19	5.00
04/01/14	5.00	10/03/16	5.00	04/01/19	5.00
07/01/14	5.00	01/02/17	5.00	07/01/19	5.00
10/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	07/01/20	5.00
07/01/15	5.00	01/02/18	5.00	01/04/21	5.00
10/01/15	5.00	04/02/18	5.00	07/01/21	5.00
01/04/16	5.00	07/02/18	5.00	01/03/22	5.00

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/03/14	9.98	04/01/16	11.84	10/01/18	12.74
03/05/14	10.08	07/01/16	12.03	01/02/19	12.83
04/01/14	10.14	10/03/16	12.17	04/01/19	12.81
07/01/14	10.28	01/02/17	12.28	07/01/19	12.79
10/01/14	10.45	04/03/17	12.36	10/01/19	12.86
01/02/15	10.58	07/03/17	12.48	01/02/20	12.91
04/01/15	10.83	10/02/17	12.57	07/01/20	13.00
07/01/15	11.15	01/02/18	12.63	01/04/21	13.07
10/01/15	11.44	04/02/18	12.63	07/01/21	13.09
01/04/16	11.62	07/02/18	12.70	01/03/22	13.11

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0.20	EUR6M	0.36	EUR11M	0.40
EUR2M	0.23	EUR7M	0.37	EUR12M	0.40
EUR3M	0.27	EUR8M	0.38	EUR2Y	0.54
EUR4M	0.31	EUR9M	0.39	EUR3Y	0.74
EUR5M	0.34	EUR10M	0.39	EUR4Y	1.02

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1.22	CAD6M	1.37	CAD11M	1.28
CAD2M	1.25	CAD7M	1.34	CAD12M	1.27
CAD3M	1.27	CAD8M	1.32	CAD2Y	1.41
CAD4M	1.32	CAD9M	1.30	CAD3Y	1.69
CAD5M	1.35	CAD10M	1.29	CAD4Y	2.08

Currencies—Ending rates

CAD/US$	0.9398	US$/BRL	2.3426	EUR/US$	1.3789

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

Sensitivity Analysis

          We present below the sensitivity analysis for all derivatives outstanding positions as of December 31, 2013 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

  •
  Fair Value: the fair value of the instruments as at December 31, 2013;

  •
  Scenario I: Potential change in fair value of Vale's financial instruments' positions considering a 25% depreciation of market curves for underlying market risk factors;

  •
  Scenario II: Potential change in fair value of Vale's financial instruments' positions considering a 25% appreciation of market curves for underlying market risk factors;

  •
  Scenario III: Potential change in fair value of Vale's financial instruments' positions considering a 50% depreciation of market curves for underlying market risk factors;

  •
  Scenario IV: Potential change in fair value of Vale's financial instruments' positions considering a 50% appreciation of market curves for underlying market risk factors;

Sensitivity Analysis—Summary of the USD/BRL fluctuation—Debt, Cash Investments and Derivatives

Sensitivity analysis—Summary of the USD/BRL fluctuation Amounts in US$ million
Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	–	–	–	–
Funding	Debt denominated in USD	USD/BRL fluctuation	5,210	(5,210)	10,419	(10,419)
Cash Investments	Cash denominated in BRL	USD/BRL fluctuation	1	(1)	2	(2)
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	0	0	0	0
Derivatives*	Consolidated derivatives portfolio	USD/BRL fluctuation	(1,740)	1,740	(3,481)	3,481

Net result			3,470	(3,470)	6,941	(6,941)

(*)
Detailed information of derivatives block is described below.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

Sensitivity Analysis—Consolidated Derivative Position

Sensitivity analysis—Foreign Exchange and Interest Rate Derivative Positions Amounts in US$ million
Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for	CDI vs. USD fixed	USD/BRL fluctuation		(700)	700	(1,400)	1,400
the Real	rate swap	USD interest rate		(34)	32	(68)	64
denominated debt		inside Brazil variation	(411)
indexed to CDI		Brazilian interest rate fluctuation		(10)	9	(21)	18
		USD Libor variation		(0.1)	0.1	(0.2)	0.2

	CDI vs. USD floating	USD/BRL fluctuation		(64)	64	(127)	127
	rate swap	Brazilian interest rate fluctuation	(64)	(0.2)	0.2	(0.3)	0.3
		USD Libor variation		(0.01)	0.01	(0.02)	0.02

	Protected Items—Real denominated debt	USD/BRL fluctuation	n.a.	–	–	–	–

Protection program for	TJLP vs. USD fixed	USD/BRL fluctuation		(793)	793	(1,586)	1,586
the Real	rate swap	USD interest rate		(71)	66	(147)	128
denominated debt		inside Brazil variation
indexed to TJLP		Brazilian interest rate fluctuation	(803)	184	(160)	395	(301)
		TJLP interest rate fluctuation		(85)	82	(169)	161

	TJLP vs. USD floating	USD/BRL fluctuation		(81)	81	(162)	162
	rate swap	USD interest rate inside Brazil variation		(7)	6	(15)	13
		Brazilian interest rate fluctuation	(102)	15	(13)	32	(24)
		TJLP interest rate fluctuation		(7)	7	(14)	13
		USD Libor variation		4	(4)	8	(8)

	Protected Items—Real denominated debt	USD/BRL fluctuation	n.a.	–	–	–	–

Protection program for	BRL fixed rate vs.	USD/BRL fluctuation		(103)	103	(206)	206
the Real	USD	USD interest rate	(106)	(7)	6	(14)	12
denominated fixed		inside Brazil variation
rate debt		Brazilian interest rate fluctuation		19	(17)	40	(32)

	Protected Items—Real denominated debt	USD/BRL fluctuation	n.a.	–	–	–	–

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

Sensitivity analysis—Foreign Exchange and Interest Rate Derivative Positions Amounts in US$ million
Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection Program	EUR fixed rate vs.	EUR/USD fluctuation		382	(382)	765	(765)
for the Euro	USD fixed rate swap	EUR Libor variation	113	30	(27)	62	(53)
denominated debt		USD Libor variation		(36)	32	(76)	60

	Protected Items—Euro denominated debt	EUR/USD fluctuation	n.a.	(382)	382	(765)	765

Foreign Exchange	CAD Forward	USD/CAD fluctuation		(194)	194	(388)	388
hedging program for		CAD Libor variation	(39)	2	(2)	4	(4)
disbursements in Canadian dollars (CAD)		USD Libor variation		(0.6)	0.6	(1.1)	1.1

	Protected Items—Disbursement in Canadian dollars	USD/CAD fluctuation	n.a.	194	(194)	388	(388)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

Sensitivity analysis—Commodity Derivative Positions Amounts in US$ million
Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase	Sale of nickel future/	Nickel price fluctuation		0.6	(0.6)	1.2	(1.2)
protection program	forward contracts	Libor USD fluctuation	0.03	0	0	0	0
		USD/CAD fluctuation		0.01	(0.01)	0.02	(0.02)

	Protected Item: Part of Vale's revenues linked to Nickel price	Nickel price fluctuation	n.a.	(0.6)	0.6	(1.2)	1.2

Nickel fixed price	Purchase of nickel	Nickel price fluctuation		(22)	22	(44)	44
program	future/forward	Libor USD fluctuation	(2)	(0.03)	0.03	(0.05)	0.05
	contracts	USD/CAD fluctuation		(0.6)	0.6	(1.1)	1.1

	Protected Item: Part of Vale's nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	22	(22)	44	(44)

Copper Scrap Purchase Protection	Sale of copper future/forward contracts	Copper price fluctuation		1	(1)	2	(2)
Program		Libor USD fluctuation	(0.14)	0	0	0	0
		USD/CAD fluctuation		(0.03)	0.03	(0.1)	0.1

	Protected Item: Part of Vale's revenues linked to Copper price	Copper price fluctuation	n.a.	(1)	1	(2)	2

Bunker Oil Hedge	Bunker Oil forward	Bunker Oil price		(240)	240	(480)	480
Protection Program		fluctuation	(3)
		Libor USD fluctuation		(0.3)	0.3	(0.6)	0.6

	Protected Item: part of Vale's costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	240	(240)	480	(480)

Sell of part of future	10 million of SLW	SLW stock price		(17)	21	(30)	44
gold production	warrants	fluctuation	40
(subproduct) from		Libor USD fluctuation		(2)	2	(5)	4

	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	17	(21)	30	(44)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

Sensitivity analysis—Embedded Derivative Positions Amounts in US$ million
Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded	Embedded	Nickel price		7	(7)	(15)	(15)
derivatives—Raw	derivatives—Raw	fluctuation	0.04
material purchase	material purchase	USD/CAD fluctuation		0.01	(0.01)	0.02	(0.02)
(Nickel)

Embedded	Embedded	Copper price		11	(11)	23	(23)
derivatives—Raw	derivatives—Raw	fluctuation	0.35
material purchase	material purchase	USD/CAD fluctuation		0.1	(0.1)	0.2	(0.2)
Copper

Embedded derivatives—Gas purchase for Pelletizing	Embedded derivatives—Gas purchase	Pellet price fluctuation	(1.54)	1	(3)	2	(8)

Sensitivity Analysis—Cash Investments—Other currencies

          The Company's cash investments linked to other different currencies are also subjected to volatility of foreign exchange currencies.

Sensitivity analysis—Cash Investments (Other currencies) Amounts in US$ million
Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(9)	9	(17)	17
Cash Investments	Cash denominated in CAD	CAD	(1)	1	(1)	1
Cash Investments	Cash denominated in GBP	GBP	(1)	1	(3)	3
Cash Investments	Cash denominated in AUD	AUD	(1)	1	(1)	1
Cash Investments	Cash denominated in Other Currencies	Others	(64)	64	(129)	129

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Derivatives financials instruments (Continued)

Financial counterparties ratings

          Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody's and S&P agencies for the financial institutions that we had outstanding trades as of December 31, 2013.

Vale's Counterparty	Moody's*	S&P*
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	–	–
Banco Bradesco	Baa2	BBB
Banco de Credito del Peru	Baa2	BBB+
Banco do Brasil	Baa2	BBB
Banco do Nordeste	Baa3	BBB
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB
Banco Votorantim	Baa2	BBB-
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB+
Barclays	A3	A-
BNP Paribas	A2	A+
BTG Pactual	Baa3	BBB-
Caixa Economica Federal	Baa2	BBB
Canadian Imperial Bank	Aa3	A+
Citigroup	Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A2	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Itau Unibanco	Baa2	BBB
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
National Australia Bank NAB	Aa2	AA-
Rabobank	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Standard Bank	Baa1	–
Standard Chartered	A2	A+

*
Long Term Rating / LT Foreign Issuer Credit

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

26.    Stockholders' Equity

a) Capital

          The Stockholders' Equity is represented by common shares ("ON") and preferred non-redeemable shares ("PNA") without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issuing new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

          In December 31 2013, the capital was US$60,578 corresponding to 5,365,304,100 shares (3,256,724,482 ON and 2,108,579,618 PNA) with no par value.

	December 31, 2013
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	–	12	12
Foreign investors—ADRs	683,540,482	636,876,650	1,320,417,132
FMP—FGTS	86,795,430	–	86,795,430
PIBB—BNDES	1,693,106	2,510,536	4,203,642
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	271,753,995	501,332,642	773,086,637
Institutional investors	167,038,824	369,297,845	536,336,669
Retail investors in Brazil	52,017,236	371,178,969	423,196,205
Treasure stock in Brazil	71,071,482	140,857,692	211,929,174

Total	3,256,724,482	2,108,579,618	5,365,304,100

b) Revenue reserves

          The amount of revenue reserves are distributed as follow:

	Investments reserve	Legal reserve	Tax incentive reserve	Total of undistributed revenue reserves
Balance as of January 1, 2011	39,422	3,421	661	43,504

Capitalization of reserves	(14,168)	–	(142)	(14,310)
Allocation of income	13,844	1,012	533	15,389
Cumulative translation adjustments	(2,338)	(370)	(70)	(2,778)

Balance as of December 31, 2011	36,760	4,063	982	41,805

Realization of reserves	(362)	–	–	(362)
Allocation of income	–	238	293	531
Cumulative translation adjustments	(3,150)	(348)	(87)	(3,585)

Balance as of December 31, 2012	33,248	3,953	1,188	38,389

Realization of reserves	(3,936)	–	–	(3,936)
Allocation of income	–	3	11	14
Cumulative translation adjustments	(4,246)	(505)	(150)	(4,901)

Balance as of December 31, 2013	25,066	3,451	1,049	29,566

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

26.    Stockholders' Equity (Continued)

          Investment reserve aims to ensure the maintenance and development for activities that comprise the Company's purpose in an amount not exceeding 50% of net income.

          Legal reserve is a requirement for all Brazilian public companies and represents ownership of 5% of annual net income based on Brazilian law, up to 20% of the capital.

          Tax incentive reserve resulting from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives (Note 21).

c) Resources linked to the future mandatory conversion in shares

          In June 2012, the convertible notes series VALE and VALE.P-2012 were converted into ADS and represent an aggregate of 15,839,592 common shares and 40,241,968 preferred class A shares. The Conversion was made using 56,081,560 treasury stocks held by the Company. The difference between the book value of the treasury stocks US$1,185 and the total amount received US$1,033 was recognized in the stockholder's equity, with no profit or loss impact.

d) Treasury stocks

          In November 2011, as part of the buy-back program approved in June 2011, we concluded the acquisitions of 39,536,080 common shares, at an average price of US$ 26.25 per share, and 81,451,900 preferred shares, at an average price of US$ 24.09 per share (including shares of each class in the form of ADR), for a total aggregate purchase price of US$3,000. The repurchased shares represent 3.1% of the free float of common shares, and 4.24% of the free float of preferred shares, outstanding before the launch of the program. These shares acquired will be cancelled in the future.

          In December 31, 2013, there are 211,929,174 treasury stocks, in the amount of US$4,477, as follows:

	Classes of shares
	Common	Preferred	Total
Balance as of January 1, 2011	99,649,571	47,375,394	147,024,965

Addition	81,451,900	39,536,080	120,987,980
Reduction	(1,657)	(267)	(1,924)

Balance as of December 31, 2011	181,099,814	86,911,207	268,011,021

Addition	–	–	–
Reduction	(40,242,122)	(15,839,725)	(56,081,847)

Balance as of December 31, 2012	140,857,692	71,071,482	211,929,174

Addition	–	–	–
Reduction	–	–	–

Balance as of December 31, 2013	140,857,692	71,071,482	211,929,174

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

26.    Stockholders' Equity (Continued)

	Common	Preferred
Unit Price to acquire shares in 2011
Low	10.27	7.17
Average	18.40	19.18
High	28.05	24.27

e) Basic and diluted earnings per share

          The value of basic earnings per shares and diluted were calculated as follows:

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Net income from continuing operations attributable to the Company's stockholders	586	5,522	22,881
Basic and diluted earnings per share:
Income available to preferred stockholders	224	2,091	8,858
Income available to common stockholders	362	3,431	14,023

Total	586	5,522	22,881

Weighted average number of shares outstanding (thousands of shares)—preferred shares	1,967,722	1,933,491	2,031,315
Weighted average number of shares outstanding (thousands of shares)—common shares	3,185,653	3,172,179	3,215,479

Total	5,153,375	5,105,670	5,246,794

Basic and diluted earnings per share from continuing operations
Basic earnings per preferred share	0.11	1.08	4.36
Basic earnings per common share	0.11	1.08	4.36

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Loss from discontinuing operations attributable to the Company's stockholders	(2)	(68)	(86)
Basic and diluted earnings per share:
Loss available to preferred stockholders	(1)	(26)	(34)
Loss available to common stockholders	(1)	(42)	(52)

Total	(2)	(68)	(86)

Weighted average number of shares outstanding (thousands of shares)—preferred shares	1,967,722	1,933,491	2,031,315
Weighted average number of shares outstanding (thousands of shares)—common shares	3,185,653	3,172,179	3,215,479

Total	5,153,375	5,105,670	5,246,794

Basic and diluted earnings per share from discontinuing operations
Basic earnings per preferred share	–	(0.02)	(0.02)
Basic earnings per common share	–	(0.02)	(0.02)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

26.    Stockholders' Equity (Continued)

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Net income attributable to the Company's stockholders	584	5,454	22,795
Basic and diluted earnings per share:
Income available to preferred stockholders	223	2,065	8,825
Income available to common stockholders	361	3,389	13,970

Total	584	5,454	22,795

Weighted average number of shares outstanding (thousands of shares)—preferred shares	1,967,722	1,933,491	2,031,315
Weighted average number of shares outstanding (thousands of shares)—common shares	3,185,653	3,172,179	3,215,479

Total	5,153,375	5,105,670	5,246,794

Basic and diluted earnings per share
Basic earnings per preferred share	0.11	1.06	4.34
Basic earnings per common share	0.11	1.06	4.34

(i)
Recast according to Note 6.

f) Remuneration of stockholders

          Vale's by-laws determine the minimum remuneration to stockholders of 25% of net income, after adjustments from Brazil's legal requirements. The minimum remuneration includes the rights of stockholders Class "A" of preferred shares which provides priority to receive of 3% of the equity or 6% on the portion of capital formed by these classes of shares, whichever higher.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

26.    Stockholders' Equity (Continued)

          The proposal distribution of net income and stockholders' remuneration were calculated in R$, below is the equivalent amounts in US$:

2013
Net income	584
Legal reserve	(3)
Tax incentive reserve	(11)

Adjusted net income	570
Realization of reserves	3,936
Adjustments of Cumulative pension plan (Note 6)	8
Cumulative translation adjustments	(14)

4,500

Remuneration:
Mandatory minimum (includes the rights of the preferred shares)	794
Additional remuneration	3,706

4,500

Remuneration nature:
Interest on capital	3,813
Dividends	687

4,500

Total remuneration per share	0.87321417

          The amounts paid to stockholders, by nature of remuneration, are as follows:

	Remuneration attributed to Stockholders
	Dividends	Interest on capital	Total	Amount per outstanding common or preferred share
Amount paid in 2011
Extraordinary remuneration—January	–	998	998	0.191279009
First installment—April	–	2,017	2,017	0.386605539
Additional remuneration—August	3,000	–	3,000	0.576780063
Second installment—October	138	1,844	1,982	0.385815028
Additional remuneration—October	1,003	–	1,003	0.195473565

	4,141	4,859	9,000

Amount paid in 2012
First installment—April	–	3,000	3,000	0.588547644
Second installment—October	1,670	1,330	3,000	0.582142779

	1,670	4,330	6,000

Amount paid in 2013
First installment—April	400	1,850	2,250	0.436607084
Second installment—October	287	1,963	2,250	0.436607084

	687	3,813	4,500

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

27.    Information by Business Segment and Consolidated Revenues by Geographic Area

          The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a) Results by segment

	Year ended as at December 31, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	35,802	7,286	2,814	865	46,767	1,283	48,050
Cost and expenses	(15,469)	(5,647)	(2,868)	(1,057)	(25,041)	(1,164)	(26,205)
Impairment of assets	(182)	–	(2,116)	–	(2,298)	–	(2,298)
Gain (loss) on measurement or sales of non-current assets	–	(215)	–	–	(215)	(209)	(424)
Depreciation, depletion and amortization	(1,919)	(1,766)	(431)	(34)	(4,150)	(158)	(4,308)

Operating income (loss)	18,232	(342)	(2,601)	(226)	15,063	(248)	14,815
Financial results, net	(8,515)	(50)	(18)	251	(8,332)	(2)	(8,334)
Results on sale of investments from joint controlled and associates	–	–	27	14	41	–	41
Equity results from associates	655	(26)	–	(160)	469	–	469
Income taxes	(6,906)	62	56	(45)	(6,833)	248	(6,585)

Net income (loss)	3,466	(356)	(2,536)	(166)	408	(2)	406

Net income (loss) attributable to noncontrolling interests	(77)	(58)	13	(56)	(178)	–	(178)
Income attributable to the company's stockholders	3,543	(298)	(2,549)	(110)	586	(2)	584

Sales classified by geographic area:
America, except United States	733	1,045	60	10	1,848	–	1,848
United States of America	30	1,070	–	212	1,312	–	1,312
Europe	5,996	2,647	120	–	8,763	–	8,763
Middle East/Africa/Oceania	1,981	93	17	7	2,098	–	2,098
Japan	3,417	618	–	–	4,035	–	4,035
China	18,070	851	–	–	18,921	–	18,921
Asia, except Japan and China	2,656	883	61	–	3,600	–	3,600
Brazil	2,919	79	2,556	636	6,190	1,283	7,473

Net operating revenue	35,802	7,286	2,814	865	46,767	1,283	48,050

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

27.    Information by Business Segment and Consolidated Revenues by Geographic Area (Continued)

	Year ended as at December 31, 2012(i)
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	35,372	7,131	3,570	480	46,553	1,141	47,694
Cost and expenses	(17,980)	(6,529)	(2,940)	(1,011)	(28,460)	(1,058)	(29,518)
Impairments of assets	(1,029)	(2,848)	–	(146)	(4,023)	–	(4,023)
Gain (loss) on measurement or sales of non-current assets	(377)	–	(129)	–	(506)	–	(506)
Depreciation, depletion and amortization	(2,004)	(1,647)	(463)	(41)	(4,155)	(133)	(4,288)

Operating income (loss)	13,982	(3,893)	38	(718)	9,409	(50)	9,359
Financial results, net	(4,268)	278	(46)	14	(4,022)	(1)	(4,023)
Impairments on investments	–	(975)	–	(966)	(1,941)	–	(1,941)
Equity results from associates and joint controlled entities	893	(5)	–	(243)	645	–	645
Income taxes	(338)	38	1,206	268	1,174	(17)	1,157

Net income (loss)	10,269	(4,557)	1,198	(1,645)	5,265	(68)	5,197

Net loss attributable to noncontrolling interests	(65)	(207)	54	(39)	(257)	–	(257)
Income attributable to the company's stockholders	10,334	(4,350)	1,144	(1,606)	5,522	(68)	5,454

Sales classified by geographic area:
America, except United States	751	996	60	16	1,823	–	1,823
United States of America	108	1,137	53	36	1,334	–	1,334
Europe	5,834	2,194	148	23	8,199	–	8,199
Middle East/Africa/Oceania	1,550	96	7	–	1,653	–	1,653
Japan	4,202	722	–	7	4,931	–	4,931
China	16,743	895	–	–	17,638	–	17,638
Asia, except Japan and China	2,947	1,009	91	2	4,049	–	4,049
Brazil	3,237	82	3,211	396	6,926	1,141	8,067

Net operating revenue	35,372	7,131	3,570	480	46,553	1,141	47,694

(i)
Recast according Note 6.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

27.    Information by Business Segment and Consolidated Revenues by Geographic Area (Continued)

	Year ended as at December 31, 2011(i)
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo Logistics)	Total
Results
Net operating revenue	46,673	9,221	3,322	859	60,075	871	60,946
Cost and expenses	(16,728)	(6,460)	(2,632)	(1,589)	(27,409)	(845)	(28,254)
Gain (loss) on measurement or sales of non-current assets	–	–	–	1,494	1,494	–	1,494
Depreciation, depletion and amortization	(1,790)	(1,571)	(458)	(17)	(3,836)	(108)	(3,944)

Operating income (loss)	28,155	1,190	232	747	30,324	(82)	30,242
Financial results, net	(3,448)	53	(70)	(84)	(3,549)	8	(3,541)
Equity results from associates and joint controlled entities	1,230	(6)	–	(86)	1,138	–	1,138
Income taxes	(4,202)	(954)	(109)	–	(5,265)	(12)	(5,277)

Net income (loss)	21,735	283	53	577	22,648	(86)	22,562

Net income (loss) attributable to noncontrolling interests	(105)	(88)	31	(71)	(233)	–	(233)
Income attributable to the company's stockholders	21,840	371	22	648	22,881	(86)	22,795

Sales classified by geographic area:
America, except United States	1,181	1,279	44	122	2,626	–	2,626
United States of America	98	1,550	1	23	1,672	–	1,672
Europe	8,815	2,316	153	202	11,486	–	11,486
Middle East/Africa/Oceania	1,767	150	1	1	1,919	–	1,919
Japan	5,987	1,156	–	95	7,238	–	7,238
China	20,086	1,235	–	99	21,420	–	21,420
Asia, except Japan and China	3,640	1,394	35	1	5,070	–	5,070
Brazil	5,099	141	3,088	316	8,644	871	9,515

Net operating revenue	46,673	9,221	3,322	859	60,075	871	60,946

(i)
Recast according Note 6.

Notes to Consolidated Financial Statements (Continued)
Expressed in millions of United States dollars, unless otherwise stated

27.    Information by business segment and consolidated revenues by geographic area (Continued)

	Year ended as at December 31, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Gain (loss) on measurement or sales of non-current assets	Impairment	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	28,137	(9,153)	(1,261)	(314)	(244)	17,165	(1,411)	–	–	15,754	37,124	6,993	648
Pellets	6,000	(2,299)	(110)	(12)	(130)	3,449	(184)	–	(182)	3,083	1,702	262	857
Ferroalloys and manganese	523	(317)	(34)	–	(13)	159	(29)	–	–	130	272	36	–
Coal	1,010	(1,147)	(262)	(49)	(47)	(495)	(173)	–	–	(668)	4,307	1,411	282
Others ferrous products and services	132	(80)	3	–	–	55	(122)	–	–	(67)	537	30	–

	35,802	(12,996)	(1,664)	(375)	(434)	20,333	(1,919)	–	(182)	18,232	43,942	8,732	1,787
Base Metals
Nickel and other products(a)	5,839	(3,657)	(123)	(173)	(753)	1,133	(1,592)	–	–	(459)	29,739	2,258	22
Copper(b)	1,447	(1,008)	(122)	(45)	(10)	262	(174)	(215)	–	(127)	3,712	608	228
Others	–	–	244	–	–	244	–	–	–	244	–	–	–

	7,286	(4,665)	(1)	(218)	(763)	1,639	(1,766)	(215)	–	(342)	33,451	2,866	250
Fertilizers
Potash	201	(127)	(29)	(16)	(394)	(365)	(44)	–	(2,116)	(2,525)	176	401	–
Phosphates	2,065	(1,681)	(146)	(30)	(29)	179	(312)	–	–	(133)	7,342	451	–
Nitrogen	469	(382)	(22)	(5)	(5)	55	(75)	–	–	(20)	–	–	–
Others fertilizers products	79	–	–	(2)	–	77	–	–	–	77	–	–	–

	2,814	(2,190)	(197)	(53)	(428)	(54)	(431)	–	(2,116)	(2,601)	7,518	852	–
Others	865	(669)	(233)	(155)	–	(192)	(34)	–	–	(226)	3,625	655	1,547

Total of continued operations	46,767	(20,520)	(2,095)	(801)	(1,625)	21,726	(4,150)	(215)	(2,298)	15,063	88,536	13,105	3,584

Discontinued operations (General Cargo)	1,283	(1,078)	(72)	(14)	–	119	(158)	(209)	–	(248)	1,027	763	–

Total	48,050	(21,598)	(2,167)	(815)	(1,625)	21,845	(4,308)	(424)	(2,298)	14,815	89,563	13,868	3,584

(a)
Includes nickel by-products and by-products (copper, precious metal, cobalt and others).
(b)
Includes copper concentrate and does not include the cooper by-product of nickel.

Notes to Consolidated Financial Statements (Continued)
Expressed in millions of United States dollars, unless otherwise stated

27.    Information by business segment and consolidated revenues by geographic area (Continued)

	Year ended as at December 31, 2012(i)
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Gain (loss) on measurement or sales of non-current assets	Impairment	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	26,931	(9,880)	(2,336)	(616)	(196)	13,903	(1,421)	–	–	12,482	37,488	7,904	678
Pellets	6,560	(2,644)	–	–	(125)	3,791	(235)	–	–	3,556	2,019	383	1,106
Ferroalloys and manganese	543	(352)	(1)	–	–	190	(45)	(22)	–	123	302	177	–
Coal	1,092	(1,046)	(352)	(115)	(28)	(449)	(198)	(355)	(1,029)	(2,031)	3,616	1,082	281
Others ferrous products and services	246	(234)	(55)	–	–	(43)	(105)	–	–	(148)	602	94	–

	35,372	(14,156)	(2,744)	(731)	(349)	17,392	(2,004)	(377)	(1,029)	13,982	44,027	9,640	2,065
Base Metals
Nickel and other products(a)	5,975	(3,835)	(511)	(299)	(791)	539	(1,508)	–	(2,848)	(3,817)	30,474	2,792	24
Copper(b)	1,156	(854)	(40)	(96)	(103)	63	(139)	–	–	(76)	4,536	819	252

	7,131	(4,689)	(551)	(395)	(894)	602	(1,647)	–	(2,848)	(3,893)	35,010	3,611	276
Fertilizers
Potash	290	(158)	(13)	(73)	–	46	(23)	–	–	23	2,209	1,333	–
Phosphates	2,507	(1,790)	(157)	(36)	(93)	431	(331)	–	–	100	8,209	293	–
Nitrogen	699	(575)	(45)	–	–	79	(109)	(129)	–	(159)	–	40	–
Others fertilizers products	74	–		–	–	74	–	–	–	74	331	12	–

	3,570	(2,523)	(215)	(109)	(93)	630	(463)	(129)	–	38	10,749	1,678	–
Others	480	(363)	(418)	(230)	–	(531)	(41)	–	(146)	(718)	1,937	393	4,043

Total of continued operations	46,553	(21,731)	(3,928)	(1,465)	(1,336)	18,093	(4,155)	(506)	(4,023)	9,409	91,723	15,322	6,384

Discontinued operations (General Cargo)	1,141	(930)	(115)	(13)	–	83	(133)	–	–	(50)	2,370	455

Total	47,694	(22,661)	(4,043)	(1,478)	(1,336)	18,176	(4,288)	(506)	(4,023)	9,359	94,093	15,777	6,384

(a)
Includes nickel by-products and by-products (copper, precious metal, cobalt and others).
(b)
Includes copper concentrate and does not include the cooper by-product of nickel.

(i)
Recast according to Note 6.

Notes to Consolidated Financial Statements (Continued)
Expressed in millions of United States dollars, unless otherwise stated

27.    Information by business segment and consolidated revenues by geographic area (Continued)

	Year ended as at December 31, 2011(i)
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Gain (loss) on measurement or sales of non- current assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	36,416	(8,443)	(1,926)	(615)	–	25,432	(1,240)	–	24,192	33,512	7,717	663
Pellets	7,938	(3,311)	–	–	(106)	4,521	(196)	–	4,325	2,841	624	928
Ferroalloys and manganese	676	(494)	(100)	–	–	82	(69)	–	13	337	177	–
Coal	1,058	(804)	(321)	(152)	(101)	(320)	(164)	–	(484)	4,081	1,141	239
Others ferrous products and services	585	(419)	64	–	–	230	(121)	–	109	946	347	–

	46,673	(13,471)	(2,283)	(767)	(207)	29,945	(1,790)	–	28,155	41,717	10,006	1,830
Base Metals
Nickel and other products(a)	8,118	(4,067)	(470)	(254)	(796)	2,531	(1,487)	–	1,044	31,455	2,637	4
Copper(b)	1,103	(664)	(38)	(159)	(12)	230	(84)	–	146	4,178	1,226	234

	9,221	(4,731)	(508)	(413)	(808)	2,761	(1,571)	–	1,190	35,633	3,863	238
Fertilizers
Potash	273	(155)	(84)	(50)	(26)	(42)	(45)	–	(87)	1,982	532	–
Phosphates	2,300	(1,580)	(54)	(54)	(72)	540	(297)	–	243	6,363	316	–
Nitrogen	679	(516)	(41)	–	–	122	(116)	–	6	1,337	180	–
Others fertilizers products	70	–	–	–	–	70	–	–	70	364	–	–

	3,322	(2,251)	(179)	(104)	(98)	690	(458)	–	232	10,046	1,028	–
Others	859	(600)	(602)	(387)	–	(730)	(17)	1,494	747	2,218	965	5,945

Total of continued operations	60,075	(21,053)	(3,572)	(1,671)	(1,113)	32,666	(3,836)	1,494	30,324	89,614	15,862	8,013

Discontinued operations (General Cargo)	871	(759)	(83)	(3)	–	26	(108)	–	(82)	2,249	213	–

Total	60,946	(21,812)	(3,655)	(1,674)	(1,113)	32,692	(3,944)	1,494	30,242	91,863	16,075	8,013

(a)
Includes nickel by-products and by-products (copper, precious metal, cobalt and others).
(b)
Includes copper concentrate and does not include the cooper by-product of nickel.

(i)
Recast according to Note 6.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

28.    Cost of goods sold and services rendered, and Sales and Administrative Expenses and Other Operational Expenses (Income), net, by Nature

a) Costs of goods sold and services rendered

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Personnel	3,265	3,413	3,017
Material	4,112	4,222	3,716
Fuel oil and gas	1,804	1,947	2,066
Outsourcing services	3,805	4,645	4,156
Energy	663	863	966
Acquisition of products	1,409	1,367	2,274
Depreciation and depletion	3,724	3,659	2,452
Freight	3,189	2,801	1,956
Others	2,274	2,473	3,925

Total	24,245	25,390	24,528

(i)
Recast according to Note 6.

b) Selling and administrative expenses

	Year ended as at December 31,
	2013	2012	2011
Personnel	495	782	688
Services (consulting, infrastructure and others)	331	480	526
Advertising and publicity	44	101	87
Depreciation	192	236	206
Travel expenses	19	63	59
Taxes and rents	26	27	45
Selling	85	274	329
Others	110	209	331

Total	1,302	2,172	2,271

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

28.    Cost of goods sold and services rendered, and Sales and Administrative Expenses and Other Operational Expenses (Income), net, by Nature (Continued)

c) Others operational expenses (incomes), net

	Year ended as at December 31,
	2013	2012	2011
Provision for litigation	(88)	704	279
Provision for loss with VAT credits (ICMS)	120	238	50
VAT—settlement program	166	–	–
Provision for profit sharing	215	414	384
Vale do Rio Doce Foundation ("FVRD")	24	37	123
Provision for disposal of materials/inventories	171	128	49
Loss with prepayment to contractors	49	–	–
Other	327	475	597

Total	984	1,996	1,482

29.    Financial result

          The financial results, by nature, are as follows:

	Year ended as at December 31,
Financial expenses	2013	2012	2011
		(i)	(i)
Interest	(1,335)	(1,251)	(1,388)
Labor, tax and civil contingencies	(109)	(79)	(41)
Derivatives	(1,443)	(634)	(172)
Indexation and exchange rate variation (a)	(4,586)	(2,562)	(2,552)
Stockholders' debentures	(381)	(466)	(222)
Net expenses of REFIS	(2,637)	–	–
Others	(540)	(625)	(1,064)

	(11,031)	(5,617)	(5,439)

Financial income
Derivatives	410	514	247
Indexation and exchange rate variation (b)	1,646	670	942
Others	643	411	701

	2,699	1,595	1,890

Financial results, net	(8,332)	(4,022)	(3,549)

Summary of indexation and exchange rate
Cash and cash equivalents	–	32	(7)
Loans and financing	(3,335)	(1,622)	(2,577)
Related parties	13	10	–
Others	382	(312)	974

Net (a + b)	(2,940)	(1,892)	(1,610)

(i)
Recast according to Note 6.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

30.    Gold stream transaction

          In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. ("SLW") to sell 25% of the gold extracted during the life of the mine as a by-product of the Salobo copper mine and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines.

          In March 2013, we received up-front cash proceeds of US$1.9 billion, plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value is US$100. The amount of US$1,330 was received for the Salobo transaction and US$570 plus the ten million warrants of SLW were received for the Sudbury transaction.

          In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

          This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

          The result of the sale of the mineral rights, was estimated in the amount of US$244 and was recognized in the statement of income under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During 2013, the Company recognized US$31 in Statement of Income related to rendered services.

          The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

  •
  Discount rates used to measure the present value of future inflows and outflows;

  •
  Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

  •
  Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on our best estimative.

          Changes in the assumptions above could significantly change the initial gain recognition.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

31.    Commitments

a) Nickel project—New Caledonia

          In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements which are outlined below. Pursuant to the Girardin Act tax—advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. ("VNC"), associated with Girardin Act lease financing. Consistent with our commitments, the assets were substantially complete as at December 31, 2012. We also committed that assets associated the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remain consistent with our current plans. We believe the likelihood of the guarantee being called upon is remote.

          In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC if the defined cost of the initial nickel project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded US$4.6 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b) Nickel Plant—Indonesia

          During 2012, our subsidiary PT Vale Indonesia Tbk ("PTVI"), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work ("CoW"). During the process, the government identified the following points for renegotiation: (i) size of the CoW area; (ii) term and form of CoW extension; (iii) financial obligations (royalties and taxes); (iv) domestic processing and refining; (v) mandatory divestment; and (vi) priority use of domestic goods and services. As part of the ongoing CoW renegotiation, PTVI submitted an updated growth strategy to high level government officials in June 2013. The CoW renegotiation progressed throughout 2013 and is on-going. Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected. The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

31.    Commitments (Continued)

c) Nickel Plant—Canada

          On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited ("VNLL") and the Province of Newfoundland and Labrador ("Province") entered into a Fifth Amendment to the Voisey's Bay Development Agreement, which governs all of our development and operations in the Province. Under the amendment, the Company has obtained additional time to complete the construction of the Long Harbour Processing Plant and reaffirmed its commitment to construct an underground mine at Voisey's Bay, subject to certain terms and conditions. To maintain operational continuity at the Voisey's Bay mine pending the completion of the construction and ramp-up of the Long Harbour Processing Plant, the Province has agreed to exempt an additional 84,000 tons of nickel-in-concentrate from the requirement to complete primary processing in the province, over and above the previous 440,000 limit. These exports may take place between 2013 and 2015. Additionally, during this period, if Vale Canada imports up to 15,000 tons of nickel-in-matte for early stage processing at the Long Harbour Processing Plant, then Vale Canada may be permitted a further exemption from the primary processing requirements, on a ton-for-ton basis. Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year. In April 2013, VNLL surpassed the 440,000 tons export limit and consequently, as at December 31, 2013 VNLL has accrued US$33 for payments to be paid related to the additional export exemption. In addition, Vale will build up a litigation liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met. In this regard, letters of credit in the amount of US$95 have been issued as at December 31, 2013.

          In the course of our operations we have provided other letters of credit and guarantees in the amount of US$889 that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

d) Guinea—Iron ore projects

          Our 51%-owned subsidiary VBG-Vale BSGR Limited ("VBG") holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. These concessions are under review by a technical committee established pursuant to Guinean legislation, which is evaluating whether to recommend that the Government of Guinea take action to revoke VBG's concessions. At December 31, 2013, the book value of the Company's investment in VBG, which is in its pre-operating phase, was US$ 1.1 billion. Revocation of the concession could adversely affect the value of the Company's investment, subject to any legal challenge or other recourse on the part of VBG or Vale.

e) Participative stockholders' debentures

          At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures' terms were set to ensure that our pre-privatization stockholders would participate in potential future benefits that might be obtained from exploiting our mineral resources.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

31.    Commitments (Continued)

          A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real), whose value will be inflation-indexed the General Market Price Index ("IGP-M"), as set out in the Issue Deed. As at December 31, 2013, December 31, 2012 and January 1, 2012 the total amount of these debentures was US$1,775, US$1,653 and US$1,336, respectively.

          The debenture holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture. In April and October of 2013 we paid semester remuneration in the amount of US$7 and US$4, respectively.

f) Operating lease

  •
  Pelletize Operations

          Vale has operating lease agreements with its joint ventures Nibrasco, Itabrasco, and Kobrasco, in which Vale leases its pelletizing plants. These renewable operating lease agreements have duration between 3 and 10 years.

          In July 2012 the Company entered into an operating lease agreement with its joint venture Hispanobrás. The contract has duration of 3 years, renewable.

          The table below shows the minimum future annual payments, and required non-cancelable operating lease for the four pellet plants (Hispanobrás, Nibrasco, and Itabrasco Kobrasco), as at December 31, 2013.

2014	74
2015	72
2016	70
2017	37
2018 thereafter	26

Total minimum payments required	279

          The total amount of operational leasing expenses on pelletizing operations on 31 December 2013, 2012 and 2011 were US$162, US$206 and US$399, respectively.

g) Concession and Sub-concession Agreements

i. Rail companies

          The Company entered into not onerous concession agreements with the Brazilian Federal Government through the Ministry of Transport, for the exploration and development of the public rail transportation of cargo. The accounting records of grants and sub-concessions are presented in Note 14.

Railroad	End of the concession period
Vitória a Minas e Carajás	June 2027

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

31.    Commitments (Continued)

          The grant will be terminated with the completion of one of the following events: the termination of the contract term, expropriation, forfeiture, cancellation, annulment or dissolution and bankruptcy of the concessionaire.

ii. Port

          The Company has the following specialized port terminals:

Terminals	Location	End of the concession period
Port of Tubarão and bulk líquids	Vitória—ES	2020
Port of Vila Velha	Vila Velha—ES	2023
Ponta da Madeira Terminal—Píer I e III	S. Luiz—MA	2018
Ponta da Madeira Terminal—Píer II	S. Luiz—MA	(i) 2028
Port of Ore Exportation—Itaguaí Terminal	Itaguaí—RJ	2021
Guaíba Island Terminal—TIG—Mangaratiba	Mangaratiba—RJ	2018

(i)
Concession contract ended in 2010, was extended for 36 months and renewed in March 2013 for another 15 years.

          The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

iii. Rail and port concessions of discontinued operations

          The discontinued operations detailed in Note 7 include rail and port terminal concessions, as follows:

Railroad	End of the concession period
Malha Centro-Leste (FCA)	August 2026
Ferrovia Norte Sul S.A. (FNS)	December 2037

Terminals	End of the concession period
Praia Mole (i)	2020
Terminal of Several Products (i)	2020
Inácio Barbosa Terminal (i)	2018
Ultrafértil S.A	2040
VLI Operações Portuárias S.A.	2028

(i)
Vale has the concession but they exclusively for the operations of general cargo

h) Guarantee issued to affiliates

          The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On December 31, 2013, 2011 and 2011 the amount guaranteed by Vale was US$377, US$92 and US$0, respectively.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

32.    Related parties

          Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

          In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, through prices agreed between the parties.

          The balances of these related party transactions and their effect on the financial statements may be identified as follows:

	Consolidated
	Assets
	December 31, 2013		December 31, 2012		January 1, 2012
	Customers	Related parties	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	4	–	5	9	6	2
Companhia Hispano-Brasileira de Pelotização–HISPANOBRÁS	1	–	2	–	177	–
Companhia Nipo-Brasileira de Pelotização–NIBRASCO	–	–	2	–	1	–
Minas da Serra Geral S.A.	–	1	–	–	–	–
Mitsui Co.	47	–	22	–	–	–
MRS Logistica S.A.	6	6	8	36	9	41
Norsk Hydro ASA	–	–	–	405	–	489
Samarco Mineração S.A.	29	162	33	180	40	7
Others	29	200	62	162	56	52

Total	116	369	134	792	289	591
Current	116	261	134	384	289	82
Non-current	–	108	–	408	–	509

Total	116	369	134	792	289	591

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

32.    Related parties (Continued)

	Consolidated
	Liabilities
	December 31, 2013		December 31, 2012		January 1, 2012
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	15	–	28	–	20	–
Companhia Coreano-Brasileira de Pelotização–KOBRASCO	2	59	–	33	5	–
Companhia Hispano-Brasileira de Pelotização–HISPANOBRÁS	15	–	10	–	162	–
Companhia Ítalo-Brasileira de Pelotização–ITABRASCO	2	16	–	–	–	–
Companhia Nipo-Brasileira de Pelotização–NIBRASCO	–	128	–	175	2	11
Minas da Serra Geral S.A.	7	–	8	–	9	–
Mitsui Co.	2	–	46	–	37	–
MRS Logistica S.A.	22	–	45	–	20	–
Norsk Hydro ASA	–	–	–	71	–	80
Samarco Mineração S.A.	1	–	–	–	–	–
Others	–	7	9	–	25	24

Total	66	210	146	279	280	115
Current	66	205	146	207	280	24
Non-current	–	5	–	72	–	91

Total	66	210	146	279	280	115

	Income			Cost/ expense
	Year ended as at December 31,
	2013	2012	2011	2013	2012	2011
California Steel Industries	211	16	–	–	–	–
Companhia Siderurgica do Atlântico		–	–	146	–	–
Companhia Coreano-Brasileira de Pelotização–KOBRASCO	–	–	–	33	70	98
Companhia Hispano-Brasileira de Pelotização–HISPANOBRÁS	–	266	729	7	265	521
Companhia Ítalo-Brasileira de Pelotização–ITABRASCO	–	–	–	24	32	150
Companhia Nipo-Brasileira de Pelotização–NIBRASCO	–	–	–	10	80	151
MRS Logistica S.A.	4	14	16	478	702	759
Samarco Mineração S.A.	419	371	511	–	–	–
Others	188	126	103	6	101	53

Total	822	793	1,359	704	1,250	1,732

	Year ended as at December 31,
	2013		2012		2011
	Income	Cost/ expense	Income	Cost/ expense	Income	Cost/ expense
Sales/Cost of iron ore and pellets	419	80	624	469	1,337	952
Revenues/ expense from logistic services	–	478	14	706	16	759
Sales/ Cost of steel products	211	146	–	–	–	–
Financial income/ expenses	23	–	14	7	6	3
Others	169	–	141	68	–	18

	822	704	793	1,250	1,359	1,732

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

32.    Related parties (Continued)

	Balance sheet			Statement of income
	Year ended as at December 31,
	December 31, 2013	December 31, 2012	January 1, 2012	2013	2012	2011
Cash and cash equivalents
Bradesco	25	33	16	3	–	73

	25	33	16	3	–	73

Loan payable
BNDES	4,297	3,951	2,954	180	41	138
BNDESPar	718	825	902	48	14	57

	5,015	4,776	3,856	228	55	195

          Remuneration of key management personnel:

	Year ended as at December 31,
	2013	2012	2011
Short-term benefits:	27	36	49

Wages or pro-labor	11	11	11
Direct and indirect benefits	7	11	21
Bonus	9	14	17
Long-term benefits:	1	11	13

Based on stock	1	11	13
Termination of position	1	9	54

	29	56	116

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

32.    Presentation of Financial Information—transition from US GAAP to IFRS

          Beginning in 2013, we discontinued the preparation and filing with the SEC of financial statements under US GAAP. During 2013, we have prepared and presented interim financial statements under IFRS only and, beginning with our annual report on Form 20-F for the year ended December 31, 2013, we will present our audited annual financial statements in accordance with IFRS. We present below a reconciliation from US GAAP to IFRS of our condensed consolidated balance sheet and statement of income as of and for the year ended December 31, 2012.

	December 31, 2012
	US GAAP as presented in 2012	2012 reconciliation adjustments	IFRS as presented in 2012	IAS 19R retrospective adjustment	IFRS
Assets
Current assets
Cash and cash equivalents	5,832	–	5,832	–	5,832
Others	16,586	(349)(a)	16,237	–	16,237

	22,418	(349)	22,069	–	22,069
Non-current assets held for sale and discontinued operation	479	(22)	457	–	457

	22,897	(371)	22,526	–	22,526
Non-current assets
Investments	6,492	(108)(b)	6,384	–	6,384
Property, plant and equipment, net	91,766	2,327(c)	94,093	–	94,093
Others	10,323	(2,706)(d)	7,617	(43)	7,574

	108,581	(487)	108,094	(43)	108,051

Total assets	131,478	(858)	130,620	(43)	130,577

Liabilities and stockholders' equity
Current
Accounts payable	4,529	–	4,529	–	4,529
Loans and finances	3,468	3(e)	3,471	–	3,471
Others	4,407	(5)(f)	4,402	–	4,402

	12,404	(2)	12,402	–	12,402
Liabilities directly associated with non-current assets held for sale and discontinued operation	181	(21)(f)	160	9	169

	12,585	(23)	12,562	9	12,571
Non-current
Loans and finances	26,799	–	26,799	–	26,799
Deferred income tax and social contribution	3,538	257(g)	3,795	(368)	3,427
Others	12,680	(1,375)(h)	11,305	1,650	12,953

	43,017	(1,118)	41,899	1,282	43,179
Stockholders' equity
Capital stock	37,559	17,990(i)	55,549	–	55,549
Noncontrolling interests	1,635	(47)(i)	1,588	–	1,588
Others	36,682	(17,660)(i)	19,022	(1,334)	17,690

	75,876	283	76,159	(1,334)	74,827

Total liabilities and Stockholders' equity	131,478	(858)	130,620	(43)	130,577

(a)
Difference is mainly due to the reclassification of current deferred income tax in US GAAP to non-current assets in accordance with IFRS (US$356). The reconciling amount also includes minor difference on assets held for sale (US$22) net of financial assets available for sale, which under US GAAP is recognized as an investment (US$7).

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

32.    Presentation of Financial Information—transition from US GAAP to IFRS (Continued)

(b)
Difference between noncontrolled entities recognized under the equity method.
(c)
Difference relates to the effects of a business combination accounted for under the Brazilian GAAP and not restated for IFRS, as the Company used the exemption available for IFRS first-time adopters. Under US GAAP, the Company applied the purchase price allocation and therefore recorded the assets acquired at fair values. Goodwill in US GAAP is included in "Others" and therefore the effect is also in (d).
(d)
As mentioned in (c), part of the difference arises from Goodwill in US GAAP (US$2,947) classified in this line item, whereas the goodwill in IFRS (US$4,603) is classified in intangible assets. The effect is partially offset by the pension plan assets from overfunded plans (US$844) recorded for US GAAP only, and the effects of deferred income tax between IFRS (US$3,981) and US GAAP (US$2,866).
(e)
Minor adjustment related to lease arrangements.
(f)
Differences are mainly due to the effects of pension plan liabilities. Under US GAAP the Company applies the full liability method, whereas for IFRS the Company adopts the corridor approach. There are also differences related to liabilities directly associated with assets held for sale and mandatory convertible notes.
(g)
Effects on deferred tax liabilities related to the differences between US GAAP and IFRS.
(h)
Differences are mainly due to the effects of pension plan liabilities. Under US GAAP the Company applies the full liability method, whereas for IFRS the Company adopts the corridor approach. There are also differences related to asset retirement obligations.
(i)
Difference between US GAAP and IFRS relating to translation adjustment of current and historical currency.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

32.    Presentation of Financial Information—transition from US GAAP to IFRS (Continued)

	January 1, 2012
	US GAAP as presented in 2012	2012 reconciliation adjustments	IFRS as presented in 2012	IAS 19R retrospective adjustment	IFRS
Assets
Current assets
Cash and cash equivalents	3,531	–	3,531	–	3,531
Other	18,205	(198)(a)	18,007	–	18,007

	21,736	(198)	21,538	–	21,538
Non-current assets
Investments	8,093	(80)(b)	8,013	–	8,013
Property, plant and equipment, net	90,030	1,833(c)	91,863	–	91,863
Other	8,869	(3,383)(d)	5,486	16	5,502

	106,992	(1,630)	105,362	16	105,378

Total assets	128,728	(1,828)	126,900	16	126,916

Liabilities and stockholders' equity
Current
Accounts payable	4,814	–	4,814	–	4,814
Loans and finances	1,517	–	1,517	–	1,517
Other	4,712	50(e)	4,762	–	4,762

	11,043	50	11,093	–	11,093

	11,043	50	11,093	–	11,093
Non-current
Loans and finances	21,538	–	21,538	–	21,538
Deferred income tax and social contribution	5,654	27(f)	5,681	(216)	5,465
Other	10,884	(806)(g)	10,078	927	11,005

	38,076	(779)	37,297	711	38,008
Stockholders' equity
Capital stock	37,776	17,753(h)	55,529	–	55,529
Noncontrolling interests	1,894	(179)(h)	1,715	–	1,715
Other	39,939	(18,673)(h)	21,266	(695)	20,571

	79,609	(1,099)	78,510	(695)	77,815

Total liabilities and Stockholders' equity	128,728	(1,828)	126,900	16	126,916

(a)
Difference is mainly due to the reclassification of current deferred income tax in US GAAP to non-current assets in accordance with IFRS (US$205). The reconciling amount also includes minor difference on financial assets available for sale, which under US GAAP is recognized as an investment (US$7).
(b)
Difference between noncontrolled entities recognized under the equity method.
(c)
Difference relates to the effects of a business combination accounted for under the Brazilian GAAP and not restated for IFRS, as the Company used the exemption available for IFRS first-time adopters. Under US GAAP, the Company applied the purchase price allocation and therefore recorded the assets acquired at fair values. Goodwill in US GAAP is included in "Others" and therefore the effect is also in (d).
(d)
As mentioned in (c), part of the difference arises from Goodwill in US GAAP (US$3,026) classified in this line item, whereas the goodwill in IFRS (US$4,812) is classified in intangible assets. The effect is partially offset by the pension plan assets from overfunded plans (US$844) recorded for US GAAP only, and the effects of deferred income tax between IFRS (US$3,981) and US GAAP (US$2,866).
(e)
Differences are mainly due to the effects of pension plan liabilities. Under US GAAP the Company applies the full liability method, whereas for IFRS the Company adopts the corridor approach. There are also differences related to liabilities directly associated with assets held for sale and mandatory convertible notes.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

32.    Presentation of Financial Information—transition from US GAAP to IFRS (Continued)

(f)
Effects on deferred tax liabilities related to the differences between US GAAP and IFRS.
(g)
Differences are mainly due to the effects of pension plan liabilities. Under US GAAP the Company applies the full liability method, whereas for IFRS the Company adopts the corridor approach. There are also differences related to asset retirement obligations.
(h)
Difference between US GAAP and IFRS relating to translation adjustment of current and historical currency.

	December 31, 2012
	US GAAP as presented in 2012	2012 reconciliation adjustments	IFRS as presented in 2012	Retrospective IAS 19R adjustment	Retrospective presentation of discontinued operation	IFRS
Net revenue	47,694	–	47,694	–	(1,141)	46,553
Cost	(26,591)	108(a)	(26,483)	34	1,059	(25,390)

Gross operating profit	21,103	108	21,211	34	(82)	21,163
Operational expenses	(7,351)	(6)(b)	(7,357)	–	132	(7,225)
Financial expenses	(3,801)	(306)(c)	(4,107)	84	1	(4,022)
Equity results	640	5(d)	645	–	–	645
Impairment on Investments	(6,170)	(300)(d)	(6,470)	–	–	(6,470)

	(16,682)	(607)	(17,289)	84	133	(17,072)

Earnings before taxes	4,421	(499)	3,922	118	51	4,091

Current and deferred income tax and social contribution, net	833	361(e)	1,194	(37)	17	1,174

Net income of the year	5,254	(138)	5,116	81	68	5,265
Discontinued Operations	–	–	–	–	(68)	(68)

Net income	5,254	(138)	5,116	81	–	5,197

Loss attributable to noncontrolling interests	(257)	–	(257)	–	–	(257)
Net income attributable to shareholders	5,511	(138)	5,373	81	–	5,454

(a)
Amortization of the difference between the book value and fair value of the MBR in US GAAP (US$153) and pension plan and asset retirement obligation at Vale Canada (US$4 and US$41);
(b)
Adjustment of pension plan and asset retirement obligation at Vale Canada (US$10) and profit and sale of Araucária assets (US$16);
(c)
Recognition of surplus on overfunded pension plans at Vale and Vale Fertilizantes;
(d)
Difference between IFRS and US GAAP relates to the impairment on affiliates that for US GAAP was grouped within "Current and deferred income tax and social contribution, net". There is no difference on the impairment recorded in both GAAPs; and
(e)
The difference is partially due to the effects described in (d) above (US$300) and to the effects on deferred income taxes on the difference between US GAAP and IFRS.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

32.    Presentation of Financial Information—transition from US GAAP to IFRS (Continued)

	December 31, 2011
	US GAAP as presented in 2012	2012 reconciliation adjustments	IFRS as presented in 2012	Retrospective IAS 19R adjustment	Retrospective presentation of discontinued operation	IFRS
Net revenue	60.946	–	60.946	–	(871)	60.075
Cost	(25.529)	158(a)	(25.371)	(19)	862	(24.528)

Gross operating profit	35.417	158	35.575	(19)	(9)	35.547
Operational expenses	(5.305)	(1.503)(b)	(6.808)	–	91	(6.717)
Financial expenses	(3.313)	(260)(c)	(3.573)	32	(8)	(3.549)
Equity results	1.135	3(d)	1.138	–	–	1.138
Impairment on Investments	–	1.494	1.494	–	–	1.494

	(7.483)	(266)	(7.749)	32	83	(7.634)

Earnings before taxes	27.934	(108)	27.826	13	74	27.913

Current and deferred income tax and social contribution, net	(5.282)	11(e)	(5.271)	(6)	12	(5.265)

Net income of the year	22.652	(97)	22.555	7	86	22.648
Discontinued Operations	–	–	–	–	(86)	(86)

Net income	22.652	(97)	22.555	7	–	22.562

Loss attributable to noncontrolling interests	(233)	–	(233)	–	–	(233)
Net income attributable to shareholders	22.885	(97)	22.788	7	–	22.795

(a)
Amortization of the difference between the book value and fair value of the MBR in US GAAP (US$178) and pension plan and asset retirement obligation at Vale Canada (US$17 and US$3);
(b)
Adjustment of pension plan and asset retirement obligation at Vale Canada (US$10) and profit and sale of Araucária assets (US$19);
(c)
Recognition of surplus on overfunded pension plans at Vale and Vale Fertilizantes;
(d)
Difference between IFRS and US GAAP relates to the on affiliates; and
(e)
The difference is partially due to the effects on deferred income taxes on the difference between US GAAP and IFRS.