Form 20-F
period 2014-12-31
Vale S.A.
filed 2015-03-20
CIK 917851

Use these links to rapidly review the document

Index to the Financial Statements

As filed with the Securities and Exchange Commission on March 20, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
 The number of outstanding shares of each class of stock of Vale as of December 31, 2014 was:
3,185,653,000 common shares, no par value per share
1,967,722,926 preferred class A shares, no par value per share
12 golden shares, no par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☐ No ☒

i

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Page

1	Identity of directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information
	3A Selected financial data	Selected financial data	14
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	1

4	Information on the Company
	4A History and development of the company	Business overview, Capital expenditures	16, 72
	4B Business overview	Business overview, Lines of business, Reserves, Regulatory matters	16, 23, 60, 75
	4C Organizational structure	Exhibit 8	–
	4D Property, plant and equipment	Lines of business, Capital expenditures, Regulatory matters	23, 72, 75

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects
	5A Operating results	Results of operations	86
	5B Liquidity and capital resources	Liquidity and capital resources	98
	5C Research and development, patents and licenses, etc.	Capital expenditures	72
	5D Trend information	Results of operations	86
	5E Off-balance sheet arrangements	Off-balance sheet arrangements	101
		Critical accounting policies and estimates	101
	5F Tabular disclosure of contractual obligations	Contractual obligations	101
	5G Safe harbor	Forward-looking statements	iv

6	Directors, senior management and employees		–
	6A Directors and senior management	Management	115
	6B Compensation	Management compensation	127
	6C Board practices	Management—Board of directors	115
	6D Employees	Employees	129
	6E Share ownership	Major shareholders, Employees—Performance-based compensation	107, 130

7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	107
	7B Related party transactions	Related party transactions	110
	7C Interests of experts and counsel	Not applicable	–

8	Financial information
	8A Consolidated statements and other financial information	Financial statements	F-1
		Distributions	112
		Legal proceedings	130
	8B Significant changes	Not applicable	–

9	The offer and listing
	9A Offer and listing details	Share price history	114
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	113

Item	Form 20-F caption	Location in this report	Page

	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

10	Additional information
	10A Share capital	Memorandum and articles of association—Common shares and preferred shares	134
	10B Memorandum and articles of association	Memorandum and articles of association	134
	10C Material contracts	Lines of business; Results of operations; Related party transactions	23, 86, 110
	10D Exchange controls	Exchange controls and other limitations affecting security holders	142
	10E Taxation	Taxation	144
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Reserves	60
	10H Documents on display	Information filed with securities regulators	156
	10I Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Risk management	105

12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Depositary shares	114

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and procedures	Evaluation of disclosure controls and procedures	151
		Management's report on internal control over financial reporting	151

16	16A Audit Committee financial expert	Management—Fiscal Council	124
	16B Code of ethics	Code of ethics and conduct	154
	16C Principal accountant fees and services	Principal accountant fees and services	155
	16D Exemptions from the listing standards for audit committees	Management—Fiscal Council; Corporate governance	124, 152
	16E Purchase of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	115
	16F Change in registrant's certifying accountant	Not applicable	–
	16G Corporate governance	Corporate governance	152
	16H Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Financial statements	F-1

19	Exhibits	Exhibits	157

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
  compliance with financial covenants;

  •
  industry trends, including the direction of prices and expected levels of supply and demand;

  •
  other factors or trends affecting our financial condition or results of operations; and

  •
  the factors discussed under Risk factors.

          We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements as a result of various factors. These risks and uncertainties include factors relating to (a) economic, political and social issues in the countries in which we operate, (b) the global economy, (c) commodity prices, (d) financial and capital markets, (e) the mining and metals businesses, which are cyclical in nature, and their dependence upon global industrial production, which is also cyclical, (f) regulation and taxation, and (g) the high degree of global competition in the markets in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see Risk factors. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments. All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement.

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

RISK FACTORS

Risks relating to our business

  Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

          As a mining company, we are a supplier of industrial raw materials. Industrial production tends to be the most cyclical and volatile component of global economic activity, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand and maintain production capacity, build infrastructure and preserve the environment. Sensitivity to industrial production, together with the need for significant long-term capital investments, are important sources of risk for our financial performance and growth prospects.

  Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.

          China has been the main driver of global demand for minerals and metals over the last few years. In 2014, Chinese demand represented 69% of global demand for seaborne iron ore, 52% of global demand for nickel and 44% of global demand for copper. The percentage of our net operating revenues attributable to sales to customers in China was 33.7% in 2014. Therefore, any contraction of China's economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, the largest consumer of carbon steel in China, would also negatively impact our results.

  Our business may be adversely affected by declines in demand for and prices of the products our customers produce, including steel (for our iron ore and coal business), stainless steel (for our nickel business), copper wire (for copper) and agricultural commodities (for our fertilizer nutrients business).

          Demand for our iron ore, coal and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 65.4% of our 2014 net operating revenues, are used to produce carbon steel. Nickel, which accounted for 11.9% of our 2014 net operating revenues, is used mainly to produce stainless and alloy steels. Demand for steel depends heavily on global economic conditions, but it also depends on a variety of regional and sectorial factors. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products. In addition, vertical backward integration of the steel and stainless steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a sustained decline in the construction industry could have a negative impact on our copper business. The demand for fertilizers is affected by prices of agricultural commodities in the international and Brazilian markets, and a sustained decline in the price of one or more agricultural commodities could negatively impact our fertilizer nutrients business.

  The prices we charge, including prices for iron ore, nickel, copper, coal and fertilizers, are subject to volatility.

          Our iron ore prices are based on a variety of pricing options, which generally use spot price indices as a basis for determining the customer price. Our prices for nickel and copper are based on reported prices for these metals on commodity exchanges such as the London Metal Exchange ("LME") and the New York Mercantile Exchange ("NYMEX"). Our prices and revenues for these products are consequently volatile, which may adversely affect our cash flow. Global prices for metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels, investments by commodity funds and others and actions of participants in the commodity markets. A continuous decrease in the market prices for the products we sell may result in the suspension of certain of our projects and operations and the impairment of assets, and it would adversely affect our financial position and results of operations.

          We are especially exposed to movements in iron ore prices. Average iron ore prices decreased 28.1%, from US$135 per dry metric ton unit ("dmt") in 2013 to US$97 per dmt in 2014, according to the average Platts IODEX (62% Fe CFR China). On February 27, 2015 the year to date average Platts IODEX iron ore price was US$65.4 per dmt. In addition to reduced demand for iron ore, an excess in supply has adversely affected our prices since 2014. The expected conclusion of certain iron ore projects in the coming years may result in additional pressure on prices.

          The nickel industry has experienced strong supply growth in recent years. Nickel refining in China, primarily using imported nickel ores and related raw materials, increased an estimated 536,000 metric tons from 2006 to 2014, with Chinese nickel pig iron production representing 23% of global nickel output. In January 2014, the Indonesian government approved a law restricting the export of unprocessed nickel. Since Indonesia has in recent years supplied the majority of high grade nickel ores to China, we expect this new export restriction to contribute to a decline in Chinese domestic nickel production in the coming years, leading to an increase in refined nickel imports and in international nickel prices. In the event that this measure is reversed or has an impact different from what we expect, nickel prices may not reflect our expectations.

          For additional information about the average realized prices for the products we sell, see Operating and financial review and prospects—Overview—Average realized prices and —Major factors affecting prices.

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

          Our financial performance may be negatively affected by regulatory, political, economic and social conditions in countries in which we have significant operations or projects. In many of these jurisdictions, we are exposed to various risks such as potential renegotiation, nullification or forced modification of existing contracts and licenses, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies, political instability, bribery, extortion, corruption, civil strife, acts of war, guerilla activities, piracy in international shipping lanes and terrorism. We also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory.

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

          Disputes with communities where we operate may arise from time to time. Although we contribute to local communities with taxes, royalties, employment and business opportunities, and social programs, and have a team dedicated to mitigate the social impacts, expectations are complex and involve multiple stakeholders with different and constantly evolving interests. In some instances, our operations and mineral reserves are located on or near lands owned or used by indigenous or aboriginal people or other groups of stakeholders. Some of these indigenous peoples may have rights to review or participate in natural resource management, and we consult and negotiate with them to mitigate the impact of our operations or to obtain access to their lands. Some of our mining and other operations are located in territories where title may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with landowners, local communities and the government. We consult and negotiate with these groups to come to common agreement on land access and how to mitigate the impact on our operations.

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

          Mining is subject to government regulation, including taxes and royalties, which can have a significant financial impact on our operations. In the countries where we are present, governments may impose new taxes, raise existing taxes and royalty rates, reduce tax exemptions and benefits, request or force renegotiation of tax stabilization agreements or change the basis on which taxes are calculated in a manner that is unfavorable to us. Governments that have committed to provide a stable taxation or regulatory environment may alter those commitments or shorten their duration.

          We are also required to meet domestic beneficiation requirements in certain countries in which we operate, such as local processing rules, export taxes or restrictions, or charges on unprocessed ores. The imposition of or increase in such requirements, taxes or charges can significantly increase the risk profile and costs of operations in those jurisdictions. We and the mining industry are subject to rising trends of resource nationalism in certain countries in which we operate that can result in constraints on our operations, increased taxation or even expropriations and nationalizations.

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

          Some of our mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period of time. Apart from mining concessions, we may need to obtain various authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance, operation and closure of our mines and related logistics infrastructure, which may be subject to fixed expiration dates or periodic review or renewal. While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be granted as a matter of course and on a timely basis, and there is no assurance that new conditions will not be imposed in connection with renewal. Fees for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. If so, the costs of holding or renewing our mining concessions might impede our business objectives. Accordingly, we need to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the concession are justified by the results of operations to date, and we might elect to let some of our concessions lapse. There can be no assurance that concessions will be obtained on terms favorable to us, or at all, for our future intended mining or exploration targets.

          In a number of jurisdictions where we have exploration projects, we may be required to retrocede to the state a certain portion of the area covered by the exploration license as a condition to renewing the license or obtaining a mining concession. This requirement can lead to a substantial loss of part of the mineral deposit originally identified in our feasibility studies. For more information on mining concessions and other similar rights, see Information on the Company—Regulatory matters.

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

  A deterioration in our cash flows, credit ratings and ability to raise capital may adversely affect our planned investments.

          A continuous decrease in the prices of our products and the volatility in the global economy may adversely affect our future cash flows, credit ratings and ability to secure financing in the capital markets at attractive rates. In addition, a downturn in the Brazilian economy may result in a downgrade of the Brazilian sovereign credit rating and, consequently, our credit ratings. A deterioration in our cash flows, credit rating and ability to access the capital markets may adversely affect our ability to fund our capital investments, pay dividends and comply with the financial covenants existing in some of our long-term debt instruments.

  Our business could be adversely affected by the failure of our counterparties to perform their obligations.

          Customers, suppliers, contractors, joint venture partners and other counterparties may fail to perform existing contracts and obligations, which may unfavorably impact our operations and financial results. The ability of suppliers and customers to perform their obligations may be adversely affected in times of financial stress and economic downturn. Suppliers are also subject to capacity constraints in times of high demand which may affect their ability to fulfill their commitments.

          We currently operate important parts of our pelletizing, bauxite, nickel, coal, copper, fertilizers and steel businesses through joint ventures with other companies. Important parts of our electricity investments and projects are operated through consortia. Our forecasts and plans for these joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide skilled and competent managerial personnel. If any of our partners fails to observe its commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans.

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

  Our business is subject to environmental, health and safety incidents.

          Our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment and the use of natural resources, and the mining industry is generally subject to significant risks and hazards, including fire, explosion, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfall incidents in mining operations and incidents involving mobile equipment or machinery. This could occur by accident or by breach of operating and maintenance standards, and could result in a significant environmental impact, damage to or destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in production, monetary losses and possible legal liability. We have health, safety and environmental standards and risk management programs and procedures in place to mitigate such risks. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business or reputation.

  Our business may be adversely affected by environmental and health and safety regulation, including regulations pertaining to climate change.

          Nearly all aspects of our activities, products, services and projects around the world are subject to environmental, health and safety regulations, which may expose us to increased liability or increased costs. These regulations require us to obtain environmental licenses, permits and authorizations for our operations, and to conduct environmental and social impact assessments in order to get approval for our projects and permission for initiating construction. Significant changes to existing operations are also subject to these requirements. Difficulties in obtaining permits may lead to construction delays or cost increases. Environmental and health and safety regulations also impose standards and controls on activities relating to mineral research, mining, pelletizing activities, railway and marine services, ports, decommissioning, refining, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities. In addition, communities and other stakeholders may increase demands for socially responsible and environmentally sustainable practices, and their efforts may lead to the creation or revision of government regulations and policies, which could entail significant costs and reduce our profitability. Private litigation relating to these or other matters may adversely affect our financial condition or cause harm to our reputation.

          Environmental and health and safety regulation in many countries in which we operate has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities and products, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts. For example, changes in Brazilian legislation for the protection of caves have required us to conduct extensive technical studies and to engage in complex discussions with Brazilian environmental regulators, which are continuing. We cannot yet assess the final impact of these regulations on our operations, but it is possible that in certain of our iron ore mining operations or projects, we may be required to limit or modify our mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in our iron ore business. For more information about Brazilian environmental regulations related to caves, see Information on the Company—Regulatory matters—Environmental regulations.

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

  Natural disasters may cause severe damage to our operations and projects in the countries where we operate and may cause a negative impact on our sales to countries adversely affected by such disasters.

          Natural disasters, such as wind storms, droughts, floods, earthquakes and tsunamis may adversely affect our operations and projects in the countries where we operate, and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. The physical impact of climate change on our business remains highly uncertain, but we may experience changes in rainfall patterns, water shortages, rising sea levels, increased storm intensity and flooding as a result of climate change, which may adversely affect our operations. On certain occasions in recent years, we have determined that force majeure events have occurred due to effect of severe weather on our mining and logistics activities. A current drought in the Southeast region of Brazil may result in water shortage in the most populous region in the country, which may adversely affect the Brazilian economy and our activities in Brazil.

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

          Energy costs are a significant component of our cost of production, representing 8.9% of our total cost of goods sold in 2014. To fulfill our energy needs, we depend on the following sources: oil by-products, which represented 41% of total energy needs in 2014, electricity (27%), natural gas (19%), coal (12%) and other energy sources (1%), using figures converted into terajoule ("TJ").

          Fuel costs represented 6.5% of our cost of goods sold in 2014. Increases in oil and gas prices adversely affect margins in our logistics services, mining, iron ore pellets, fertilizers and nickel businesses.

          Electricity costs represented 2.4% of our total cost of goods sold in 2014. If we are unable to secure reliable access to electricity at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations. We face the risk of energy shortages in the countries where we have operations and projects, especially Brazil, due to excess demand, lack of infrastructure or weather conditions, such as floods or droughts. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for our operations.

  Price volatility—relative to the U.S. dollar—of the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

          A substantial portion of our revenues and our debt is denominated in U.S. dollars, and changes in exchange rates may result in (i) losses or gains on our net U.S. dollar-denominated indebtedness and accounts receivable and (ii) fair value losses or gains on currency derivatives we use to stabilize our cash flow in U.S. dollars. In 2014, 2013 and 2012 we had foreign exchange losses of US$2.1 billion, US$2.8 billion and US$1.9 billion, respectively. In addition, the price volatility of the Brazilian real, the Canadian dollar, the Australian dollar, the Indonesian rupiah and other currencies against the U.S. dollar affect our results since most of our costs of goods sold are denominated in currencies other than the U.S. dollar, principally the real (54% in 2014) and the Canadian dollar (13% in 2014), while our revenues are mostly U.S. dollar-denominated. We expect currency fluctuations to continue to affect our financial income, expense and cash flow generation.

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

          As of February 27, 2015, Valepar S.A. ("Valepar") owned 53.9% of our outstanding common stock and 33.7% of our total outstanding capital. As a result of its share ownership, Valepar can elect the majority of our board of directors and control the outcome of some actions that require shareholder approval. For a description of our ownership structure and of the Valepar shareholders' agreement, see Share ownership and trading—Major shareholders.

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

          We operate in a global environment, and our activities straddle multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future breaches of legal, accounting or governance standards. We may be subject to breaches of our Code of Ethics and Conduct, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm.

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

          The custodian for the shares underlying our ADSs and HDSs maintains a registration with the Central Bank of Brazil entitling it to remit U.S. dollars outside Brazil for payments of dividends and other distributions relating to the shares underlying our ADSs and HDSs or upon the disposition of the underlying shares. If an ADR holder or HDR holder exchanges its ADSs or HDSs for the underlying shares, it will be entitled to rely on the custodian's registration for only five business days from the date of exchange. Thereafter, an ADR holder or HDR holder may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the underlying shares unless it obtains its own registration under applicable regulation, which permits qualifying institutional foreign investors to buy and sell securities on the BM&FBOVESPA. For more information regarding these exchange controls, see Additional information—Exchange controls and other limitations affecting security holders. If an ADR holder or HDR holder attempts to obtain its own registration, it may incur expenses or suffer delays in the application process, which could delay the receipt of dividends or other distributions relating to the underlying shares or the return of capital in a timely manner.

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

Consolidated statement of income data

	For the year ended December 31,
	2010	2011	2012	2013	2014
	(US$ million)
Net operating revenues	46,424	60,075	46,553	46,767	37,539
Cost of products and services	(19,829)	(24,528)	(25,390)	(24,245)	(25,064)
Selling, general and administrative expenses	(1,663)	(2,271)	(2,172)	(1,302)	(1,099)
Research and development	(876)	(1,671)	(1,465)	(801)	(734)
Other operating expenses, net	(2,214)	(2,775)	(3,588)	(2,843)	(2,145)
Impairment of non-current assets	–	–	(4,023)	(2,298)	(1,152)
Gain (loss) on measurement or sales of non-current assets	–	1,494	(506)	(215)	(167)

Operating income	21,842	30,324	9,409	15,063	7,178

Non-operating income (expenses):
Financial income (expenses), net	(1,533)	(3,549)	(4,022)	(8,332)	(6,069)
Equity results from associates and joint controlled entities	983	1,138	645	469	505
Results on sale of investments from associates and joint controlled entities	–	–	–	41	(30)
Impairment on investments	–	–	(1,941)	–	(31)

Income before income taxes	21,292	27,913	4,091	7,241	1,553
Income taxes	(3,712)	(5,265)	1,174	(6,833)	(1,200)
Income from continuing operations	17,580	22,648	5,265	408	353
Income (loss) attributable to non-controlling interests	190	(233)	(257)	(178)	(304)

Net income attributable to Company's shareholders, from continuing operations	17,390	22,881	5,522	586	657

Loss from discontinued operations, net of tax	(133)	(86)	(68)	(2)	–
Net income attributable to Company's shareholders	17,257	22,795	5,454	584	657

Income (loss) attributable to non-controlling interests	190	(233)	(257)	(178)	(304)

Net income	17,447	22,562	5,197	406	353

Total cash paid to shareholders(1)	3,000	9,000	6,000	4,500	4,200

(1)
Consists of total cash paid to shareholders during the period, whether classified as dividends or interest on shareholders' equity.

Earnings per share

	For the year ended December 31,
	2010	2011	2012	2013	2014
	(US$, except as noted)
Earnings per share:
Per common share	3.25	4.34	1.06	0.11	0.13
Per preferred share	3.25	4.34	1.06	0.11	0.13
Weighted average number of shares outstanding (in thousands)(1)(2):
Common shares	3,210,023	3,197,063	3,172,179	3,185,653	3,185,653
Preferred shares	2,035,783	1,984,030	1,933,491	1,967,722	1,967,722
Treasury common shares underlying convertible notes	18,416	18,416	–	–	–
Treasury preferred shares underlying convertible notes	47,285	47,285	–	–	–

Total	5,311,507	5,246,794	5,105,670	5,153,375	5,153,375

Distributions to shareholders per share(3):
Expressed in US$	0.57	1.74	1.17	0.87	0.81
Expressed in R$	0.98	2.89	2.26	1.81	1.89

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

Balance sheet data

	At December 31,
	2010	2011	2012	2013	2014
	(US$ million)
Current assets	31,559	21,538	22,069	20,611	16,594
Property, plant and equipment, net and intangible assets	86,115	91,863	94,093	88,536	84,942
Investments in affiliated companies and joint ventures and other investments	4,394	8,013	6,384	3,584	4,133
Other assets	4,559	5,502	8,031	11,866	10,820

Total assets	126,627	126,916	130,577	124,597	116,489

Current liabilities	17,987	11,093	12,402	9,164	10,626
Liabilities directly associated with non-current assets held for sale and discontinued operations	–	–	169	448	111
Long-term liabilities(1)	17,214	16,470	16,380	22,379	22,043
Long-term debt(2)	21,591	21,538	26,799	27,670	27,388

Total liabilities	56,792	49,101	55,750	59,661	60,168

Shareholders' equity:
Capital stock	45,266	60,578	60,578	60,578	61,614
Additional paid-in capital	1,413	7	(552)	(552)	(601)
Mandatorily convertible notes—common ADSs	236	191	–	–	–
Mandatorily convertible notes—preferred ADSs	528	422	–	–	–
Retained earnings and revenue reserves	19,866	14,902	13,213	3,299	(5,891)

Total Company shareholders' equity	67,309	76,100	73,239	63,325	55,122

Non-controlling interests	2,526	1,715	1,588	1,611	1,199

Total shareholders' equity	69,835	77,815	74,827	64,936	56,321

Total liabilities and shareholders' equity	126,627	126,916	130,577	124,597	116,489

(1)
Excludes long-term debt.
(2)
Excludes current portion of long-term debt.

I.  INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

Summary

          We are one of the largest metals and mining companies in the world and the largest in the Americas, based on market capitalization. We are the world's largest producer of iron ore and iron ore pellets and the world's largest producer of nickel. We also produce manganese ore, ferroalloys, metallurgical and thermal coal, copper, platinum group metals ("PGMs"), gold, silver, cobalt, potash, phosphates and other fertilizer nutrients. To support our growth strategy, we are engaged in mineral exploration efforts in six countries around the globe. We operate large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have a portfolio of maritime freight assets, floating transfer stations and distribution centers to support the distribution of iron ore worldwide. Directly and through affiliates and joint ventures, we also have investments in energy and steel businesses.

          The following table presents the breakdown of total net operating revenues attributable to each of our main lines of business.

	Year ended December 31,
	2012		2013		2014
	US$ million	% of total	US$ million	% of total	US$ million	% of total
Ferrous minerals:
Iron ore	26,691	57.3%	27,844	59.6%	19,301	51.4%
Iron ore pellets	6,560	14.1	6,000	12.8	5,263	14.0
Manganese and ferroalloys	543	1.2	523	1.1	392	1.0
Other ferrous products and services	486	1.0	425	0.9	741	2.0

Subtotal—ferrous minerals	34,280	73.6	34,792	74.4	25,697	68.4

Coal	1,092	2.4	1,010	2.2	739	2.0
Base metals: Nickel and other products(1)	5,975	12.8	5,839	12.5	6,241	16.6
Copper(2)	1,156	2.5	1,447	3.1	1,451	3.9

Subtotal—base metals	7,131	15.3	7,286	15.6	7,692	20.5

Fertilizer nutrients	3,570	7.7	2,814	6.0	2,415	6.4
Other(3)	480	1.0	865	1.8	996	2.7

Total net operating revenues from continued operations	46,553	100.0%	46,767	100.0%	37,539	100.0%

(1)
Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Includes pig iron and energy.
  •
  Ferrous minerals:

  o
  Iron ore and iron ore pellets.    We operate four systems in Brazil for producing and distributing iron ore, which we refer to as the Northern, Southeastern, Southern and Midwestern Systems. The Northern and the Southeastern Systems are fully integrated, consisting of mines, railroads and a maritime terminal and a port. The Southern System consists of three mining sites and two maritime terminals. We operate 11 pellet plants in Brazil and two in Oman. The operations of three of our pellet plants in Brazil have been suspended since the fourth quarter of 2012 in response to market conditions, and their capacity was partially replaced by Tubarão VIII, a more efficient plant. We also have a 50% stake in Samarco Mineração S.A. ("Samarco"), which operates an integrated system in the Brazilian states of Minas Gerais and Espírito Santo, and we have 25% stakes in two pellet companies in China.

    o
    Manganese ore and ferroalloys.    We conduct our manganese mining operations through subsidiaries in Brazil, and we produce several types of manganese ferroalloys through a wholly-owned subsidiary in Brazil.

  •
  Base metals:

  o
  Nickel.    Our principal nickel mines and processing operations are conducted by our wholly-owned subsidiary Vale Canada Limited ("Vale Canada"), which has operations in Canada and Indonesia. We also have nickel operations in Onça Puma, in the Brazilian state of Pará. We also own and operate, or have interests in, nickel refining facilities in the United Kingdom, Japan, Taiwan, South Korea and China. We are currently ramping up nickel operations in New Caledonia.

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

  •
  Coal:

  o
  We conduct our coal operations primarily in Mozambique through Vale Moçambique, S.A. ("Vale Moçambique"), where we produce metallurgical and thermal coal, and we are ramping up our operations. We also have a coal operation in Australia through Rio Doce Australia Pty Ltd ("Vale Australia"), where we produce metallurgical coal in Carborough Downs. We suspended operations in the Isaac Plains and Integra Coal mines in 2014 in response to market conditions. We also have minority interests in Chinese coal and coke producers.

  •
  Fertilizer nutrients:

  o
  We produce potash in Brazil, with operations in Rosario do Catete, in the state of Sergipe. Our main phosphate operations are conducted by our subsidiary Vale Fertilizantes S.A. ("Vale Fertilizantes"), which holds most of our fertilizer assets in Brazil, is the largest Brazilian producer of phosphate rock and phosphate fertilizers and the second-largest Brazilian producer of nitrogen fertilizers. We also have operations in Bayóvar, a phosphate rock mine in Peru.

  •
  Logistics infrastructure:

  o
  We are a leading operator of logistics services in Brazil and other regions of the world, with railroads, maritime terminals, distribution centers and ports. Two of our four iron ore systems include an integrated railroad network linked to port and terminal facilities. We also have an interest in MRS Logística S.A. ("MRS"), which transports our iron ore products from the Southern System mines to our maritime terminals, and VLI S.A. ("VLI"), which provides integrated logistics solutions to general cargo through railroads, inland and maritime terminals in Brazil. We are constructing logistics infrastructure to support our operations in Southeastern Africa. We own and charter dry bulk vessels to transport the products that we sell on a cost and freight ("CFR") basis to customers.

Business strategy

          Our mission is to transform natural resources into prosperity and sustainable development. Our vision is to be the number one global natural resources company in creating long-term value through excellence and passion for people and the planet. We are committed to investing mainly in world-class assets, with long life, low cost, expandability and high quality output, capable of creating value through the cycles. A lean management organization, with teamwork and accountability, excellence in project execution and firm commitment to transparency and shareholder value creation, are principles of paramount importance that guide us towards the achievement of our goals. Health and safety, investment in human capital, a positive work environment and sustainability are also critical to our long-term competitiveness.

          We aim to maintain our competitive position in the global iron ore market and to grow through world-class assets while exercising disciplined capital management and maintaining a low cost structure. Iron ore and nickel will continue to be our main businesses while we work to maximize the value of our copper, coal and fertilizer nutrients businesses. To enhance our competitiveness, we will continue to invest in our railroads and our global distribution network. We seek opportunities to make strategic partnerships focusing on disciplined capital management. We have also suspended operations of assets in response to market conditions, and disposed of assets that we have determined to be non-strategic or in order to optimize the structure of our business portfolio. The divestiture of assets improves capital allocation and unlocks funds to finance the execution of top priority projects. The preservation of our credit ratings is one of our basic commitments. Below are the highlights of our major business strategies.

  Maintaining our competitiveness in the global iron ore market

          We continue to consolidate our competitiveness in the global iron ore market. In 2014, we had an estimated market share of 20.4% of the total volume traded in the seaborne market, slightly below the previous year. We are committed to maintaining our competitiveness in the global iron ore market, by focusing our product line to capture industry trends, improving quality and productivity, controlling costs, strengthening our logistics infrastructure of railroads, ports, shipping and distribution centers, and strengthening relationships with customers. Our diversified portfolio of high quality products, strong technical marketing strategy, efficient logistics and long-standing relationships with major customers will help us achieve this goal.

  Enhancing our logistics capacity to support our iron ore and coal businesses

          We believe that the quality of our railway assets, our extensive experience as a railroad and port operator, and our stakes in MRS and VLI position us as a leader in the logistics business in Brazil. We have been expanding the capacity of our railroads and ports primarily to meet the needs of our iron ore business.

          To support our commercial strategy for our iron ore business, we have developed a distribution center in Malaysia. We also operate a distribution center in Oman and two floating transfer stations ("FTS") in the Philippines, and we continue to increase the fleet of very large ore carriers of 400,000 deadweight tons ("DWT") dedicated to Vale, which are primarily used to transport iron ore from Brazil to Asia on a shuttle basis.

          In order to position ourselves for the future expansion of our coal production in Mozambique and leverage our presence in Africa, we are currently expanding the local railroad capacity by rehabilitating the existing network and building new railroad tracks to develop the logistics corridor from our mine to a new port under construction at Nacala-à-Velha, in Mozambique.

  Maximization of value in the nickel and copper businesses

          We are the world's largest nickel producer, with large-scale, long-life and low-cost operations, a substantial resource base, diversified mining operations producing nickel from nickel sulfides and laterites and advanced technology. We have refineries in North America, South America, Europe and Asia, which produce an array of products for use in most nickel applications. We are a leading producer of high-quality nickel products for non-stainless steel applications, such as plating, alloy steels, high nickel alloys and batteries, which represented 61% of our nickel sales in 2014. Our long-term goal is to strengthen our competitiveness in the nickel business. We continue to optimize our operational flowsheet and to review our asset utilization aiming to increase productivity and improve returns.

          We produce copper concentrates from our Sossego and Salobo facilities located in the Carajás region. These copper mines benefit from our infrastructure facilities serving the Northern System. The gold we produce at Sossego and Salobo increases the total aggregated value of those operations. Our strategy for our copper assets in the Carajás region is to develop new mines that can directly supply our existing processing facilities. We are also ramping up our copper operations at Lubambe, in Zambia, through a joint venture. We also recover copper as a co-product from our nickel operations, principally at Sudbury and Voisey's Bay, in Canada.

  Optimizing the coal business

          We have coal operations in Moatize (Mozambique) and Australia, and we hold minority interests in two joint ventures in China. We intend to continue pursuing organic growth in the coal business mainly through the expansion of the Moatize operations in Mozambique, where we have entered into a strategic partnership with Mitsui.

  Maintaining growth options in fertilizer nutrients business

          We have potash and phosphate rock operations as well as potential investments in greenfield and brownfield projects that we believe will allow us to benefit from certain demographic trends: the growing world population, an increase in per capita income in emerging economies and higher global consumption of proteins. We also take advantage of our strategic position to provide goods to the fertilizer-driven agricultural expansion in Brazil.

  Development of our resource base

          We are taking advantage of our global presence to develop mineral exploration initiatives. We conduct brownfield exploration to maximize results from existing mining areas and to support both projects and operations. We conduct our greenfield exploration activities in six countries, which are Brazil, Peru, Chile, Canada, Australia and Indonesia. In particular, we seek to identify opportunities and develop deposits with the potential for large scale production at low cost. Our exploration activities include iron ore, nickel, copper, coal, potash and phosphates.

  Optimizing our energy matrix

          As a large consumer of electricity, we have invested in power generation projects to support our operations and to reduce our exposure to the volatility of energy prices and regulatory uncertainties. Accordingly, we have developed hydroelectric power generation plants in Brazil, Canada and Indonesia, and we currently generate 51% of our worldwide electricity needs from our own plants. We are seeking to develop a clean energy mix by investing to develop low carbon energy sources such as biofuels and focusing on reducing our carbon footprint.

  Integrating sustainability into our business

          We are committed to sustainability, as we cannot grow without taking into account the physical limits of our planet or the well-being of communities in which we operate. Since 2013, we have incorporated environmental and social actions directly into our strategic planning, moving away from a stand-alone investment model. We practice sustainable mining by dedicating resources to education and researching the application of technologies to use natural resources efficiently. We are also committed to reduce the consumption of water in our activities and to use it more efficiently, especially through reuse and recirculation of water. In addition, we actively support an open dialogue with our main stakeholders (governments, communities, customers, suppliers, employees and others), because we recognize that only by acting together we can achieve sustainable growth and contribute to social welfare. We follow standards for social action and principles on business and human rights, which are based on the guidelines of the United Nations Human Rights Council.

Significant changes in our business

          We summarize below major events related to our organic growth, divestitures, acquisitions and other significant developments in our business since the beginning of 2014.

  Organic growth

          We have an extensive program of investments in the organic growth of our businesses. Our main investment projects are summarized under—Capital expenditures. The most significant projects that have come on stream since the beginning of 2014 are summarized below:

  •
  Tubarão VIII pellet plant.  In the first half of 2014, we completed the Tubarão VIII pelletizing plant in our existing site at Tubarão port, in the Brazilian state of Espírito Santo. We currently have an environmental operating license for 7.0 Mtpy of pellets, and the nominal capacity of this project is 7.5 Mtpy.

  •
  Salobo II.  In the first half of 2014, we completed the Salobo II project, located in the Brazilian state of Pará. The expansion brings an additional nominal capacity of 100,000 tpy of copper in concentrate.

  •
  Serra Leste.  In the first half of 2014, we concluded the Serra Leste project, a new processing plant located in Carajás, in the Brazilian state of Pará. The project has a nominal capacity of 6 Mtpy of sinter feed.

  •
  Vargem Grande Itabiritos.  In the second half of 2014, we completed the construction of a new iron ore processing plant in the Brazilian state of Minas Gerais. The additional nominal capacity of this project is 10 Mtpy of pellet feed.

  •
  Expansion of Brucutu plant.  In the second half of 2014, we completed the expansion of the Brucutu plant, which is part of our Southeastern System. The additional nominal capacity of this project is 9.5 Mtpy of pellet and sinter feed.

  •
  Teluk Rubiah Distribution Center.  In the second half of 2014, we completed the construction of a maritime terminal located in Teluk Rubiah, Malaysia. The terminal has a private jetty with enough depth to receive vessels with capacity of 400,000 DWT and a storage yard with capacity of 3 Mt. The distribution center has a throughput of 30 Mtpy of iron ore products.

  •
  Nacala Corridor.  The Nacala Corridor project consists of railway and port infrastructure connecting the Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. In the second half of 2014, we completed the greenfield and the brownfield sections of the railway and successfully transported the first coal shipment from Moatize to the Nacala à Velha port. We expect the upgrade of a 500-kilometer portion of the brownfield section of the railway, which is already operational, to be completed in the third quarter of 2015. The nominal capacity of the project is initially 18 Mtpy. The start-up of the port infrastructure is expected for the first half of 2015.

  Dispositions and asset sales

          We are always seeking to optimize the structure of our portfolio of businesses in order to achieve the most efficient allocation of capital. To that end, we disposed of assets that we have determined to be non-strategic. We summarize below our most significant dispositions since the beginning of 2014.

  •
  Sale of stakes in VLI—In August 2014, we concluded the sale of an aggregate of 62.4% of VLI. We sold 20% of the total share capital of VLI to Mitsui & Co., Ltd. ("Mitsui"), for R$1.5 billion; 15.9% to the investment fund of a Brazilian employee benefits fund called Fundo de Garantia por Tempo de Serviço—FGTS ("FI-FGTS"), for R$1.2 billion; and 26.5% to an investment fund managed by Brookfield Asset Management ("Brookfield"), for R$2.0 billion. All of the cash proceeds from the sale to FI-FGTS and R$800 million of the proceeds from Mitsui consisted of a cash contribution to VLI in consideration of the issue of new shares to Mitsui and FI-FGTS. The cash contribution to VLI will be used to finance part of VLI's investment plan. We received the remaining R$709 million from Mitsui and the total amount of R$2.0 billion from Brookfield in consideration of the transfer of VLI shares held by Vale. We may be required to pay a further amount to Brookfield six years after closing, to provide a specified minimum return on its investment. We hold 37.6% of VLI's total share capital following completion of these transactions and are party to a shareholders' agreement with FI-FGTS, Mitsui and Brookfield.

  •
  Sale of gold stream from Salobo copper mine—In March 2015, we sold to Silver Wheaton (Caymans) Ltd. an additional 25% of the gold produced as a by-product at our Salobo copper mine, in Brazil, for the life of that mine. We will receive an initial cash payment of US$900 million and ongoing payments of the lesser of US$400 (subject to a 1% annual inflation adjustment after 2017) and the prevailing market price, for each ounce of gold that we deliver under the agreement. We may receive an additional cash payment, ranging from US$88 million to US$720 million, if we expand our capacity to process Salobo copper ores to more than 28 Mtpy before 2036.

  Partnership in coal assets in Mozambique

          In December 2014, we entered into an investment agreement with Mitsui, pursuant to which Mitsui will acquire 15% of our stake in Vale Moçambique, which owns 95% of Moatize mine, and half of our equity stake in the companies holding the railroad and port concessions in the Nacala Corridor, in Mozambique and Malawi. Mitsui investment is subject to conditions precedent, and is expected to close in 2015.

  •
  Moatize—Mitsui has agreed to invest US$450 million, as a capital increase to Vale Moçambique and also by acquiring part of Vale's equity stake and funding instruments currently in place. Such funds will be used to fund part of the capital expenditures required for the expansion of the Moatize mine. The agreement provides for the Mitsui investment to increase by up to US$30 million or decrease by up to US$120 million, based on certain yield and production targets, through 2021. Mitsui will also fund future capital expenditures for the expansion of Moatize mine, pro-rata to its 15% equity stake, in an estimated additional amount of US$188 million. Upon completion of the transaction, we will indirectly own 81% of the Moatize mine.

  •
  Nacala Corridor—Our equity stake in the companies holding the concessions in the Nacala Corridor will be transferred to a holding company jointly owned (50% each) and controlled by Vale and Mitsui. Mitsui will invest US$313 million, in equity and quasi-equity instruments in this holding company, which will be used to fund the project. Vale and Mitsui are seeking non-recourse project financing to fund the remaining capital expenditures required for the Nacala Corridor project and to replace part of the financing provided by Vale. See Lines of Business—Infrastructure—Railroads.

  Restructuring our investments in iron ore shipping

          We have been revising our business strategy with respect to maritime shipping for our iron ore. The strategy involves securing long-term access to shipping capacity for the transportation of our iron ore from Brazil to Asia and protecting against volatility in freight pricing, without incurring the costs relating to building and owning the ships. In 2014, we entered into framework agreements for strategic cooperation in iron ore transportation with three shipping companies and financial institutions based in China and Hong Kong. Pursuant to these framework agreements, we are negotiating long-term affreightment agreements and agreements for the sale of six of our very large ore carriers of 400,000 DWT.

  Obtaining environmental licenses for N4WS ore body in Carajás

          In November 2014, we obtained the environmental license for expanding our N4WS mine pit located in Carajás, Brazil. This license supports our iron ore production growth process, especially the production plan for 2015 and 2016.

  Restructuring our investments in power generation

          In December 2013, we entered into several agreements with CEMIG Geração e Transmissão S.A. ("CEMIG GT") to (i) sell 49% of our 9% stake in Norte Energia S.A. ("Norte Energia"), the company established to develop and operate the Belo Monte hydroelectric plant, in the Brazilian state of Pará, to CEMIG GT, for approximately R$304 million; and (ii) create two distinct joint ventures: Aliança Geração de Energia S.A. ("Aliança Geração"), which will hold the participations previously held by us and CEMIG GT in power generation assets and projects, and Aliança Norte Energia Participações S.A. ("Aliança Norte"), which will hold our and CEMIG GT's interests in Norte Energia. Our interest in these joint ventures will be 55% and 51%, respectively. The final amounts of these transactions are subject to certain adjustments in accordance with the terms and conditions established in the investment agreements. The transaction to create Aliança Geração was concluded in February 2015. The transaction to create Aliança Norte is still subject to certain conditions precedent, and we expect to conclude it in the first half of 2015.

  Suspension of operations at Integra and Isaac Plains coal mines in Australia

          In 2014, we suspended operations at our Integra and Isaac Plains mines in Australia, because they were not economically feasible under current market conditions. The decision is consistent with our strategy to focus on discipline in capital allocation and maximizing value for our shareholders.

LINES OF BUSINESS

          Our principal lines of business consist of mining and related logistics. We also have energy assets to supply part of our consumption. This section presents information about operations, production, sales and competition and is organized as follows.

1.   Ferrous minerals

    1.1   Iron ore and iron ore pellets
        1.1.1   Iron ore operations
        1.1.2   Iron ore production
        1.1.3   Iron ore pellets operations
        1.1.4   Iron ore pellets production
        1.1.5   Customers, sales and marketing
        1.1.6   Competition

    1.2   Manganese ore and ferroalloys
        1.2.1   Manganese ore operations and production
        1.2.2   Ferroalloys operations and production
        1.2.3   Manganese ore and ferroalloys: sales and competition

 2.   Base metals

    2.1   Nickel
        2.1.1   Operations
        2.1.2   Production
        2.1.3   Customers and sales
        2.1.4   Competition

    2.2   Copper
        2.2.1   Operations
        2.2.2   Production
        2.2.3   Customers and sales
        2.2.4   Competition

    2.3   PGMs and other precious metals

    2.4   Cobalt
3. Coal

    3.1   Operations

    3.2   Production

    3.3   Customers and sales

    3.4   Competition

 4.   Fertilizer nutrients

    4.1   Phosphates

    4.2   Potash

    4.3   Customers and sales

    4.4   Competition

 5.   Infrastructure

    5.1   Logistics
        5.1.1   Railroads
        5.1.2   Ports and maritime terminals
        5.1.3   Shipping

    5.2   Energy

6. Other investments

1.    Ferrous minerals

          Our ferrous minerals business includes iron ore mining, iron ore pellet production, manganese ore mining and ferroalloy production. Each of these activities is described below.

  1.1    Iron ore and Iron ore pellets

  1.1.1    Iron ore operations

          We conduct our iron ore business in Brazil primarily at the parent-company level, through our wholly-owned subsidiary Mineração Corumbaense Reunida S.A. ("MCR") and through our subsidiary MBR. Our mines, all of which are open pit, and their related operations are mainly concentrated in three systems: the Southeastern, Southern and Northern Systems, each with its own transportation capabilities. We also conduct mining operations in the Midwestern System and through Samarco, a joint venture with an affiliate of BHP Billiton plc in which we have a 50% equity stake. We conduct each of our iron ore operations in Brazil under concessions from the federal government granted for an indefinite period. For more information about these concessions, see Regulatory matters—Mining rights and regulation of mining activities.

Company/ Mining System	Location	Description/History	Mineralization	Operations	Power Source	Access / Transportation
Vale
Northern System	Carajás, state of Pará	Open-pit mines and ore-processing plants. Divided into Serra Norte, Serra Sul and Serra Leste (northern, southern and eastern ranges). Since 1985, we have been conducting mining activities in the northern range, which is divided into three main mining areas (N4W, N4E and N5) and two major beneficiation plants. In first quarter of 2014, we started a new mine and beneficiation plant in Serra Leste.	High grade hematite ore type (iron grade of more than 66% on average).	Open-pit mining operations. Beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. Output from the beneficiation process consists of sinter feed, pellet feed and lump ore.	Supplied through the national electricity grid. Acquired from regional utility companies or supplied by Aliança Geração or directly by Vale.	EFC railroad transports the iron ore to the Ponta da Madeira maritime terminal in the state of Maranhão. Serra Leste iron ore is transported by trucks from the mine site to EFC railroad.
Southeastern System	Iron Quadrangle, state of Minas Gerais	Three sites: Itabira (two mines, with three major beneficiation plants), Minas Centrais (three mines, with three major beneficiation plants and one secondary plant) and Mariana (three mines, with four major beneficiation plants).	Ore reserves with high ratios of itabirite ore relative to hematite ore type. Itabirite ore type has iron grade of 35-60% and requires concentration to achieve shipping grade.	Open-pit mining operations. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.	Supplied through the national electricity grid. Acquired from regional utility companies or supplied by Aliança Geração or directly by Vale.	EFVM railroad connects these mines to the Tubarão port.

Company/ Mining System	Location	Description/History	Mineralization	Operations	Power Source	Access / Transportation
Southern System	Iron Quadrangle, state of Minas Gerais	Three major sites: Minas Itabirito (four mines, three major beneficiation plants and three secondary beneficiation plants); Vargem Grande (three mines and two major beneficiation plants); and Paraopeba (four mines and four beneficiation plants).	Ore reserves with high ratios of itabirite ore type relative to hematite ore type. Itabirite ore has iron grade of 35-60% and requires concentration to achieve shipping grade.	Open-pit mining operations. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.	Supplied through the national electricity grid. Acquired from regional utility companies or supplied by Aliança Geração or directly by Vale.	MRS, an affiliate railway company, transports our iron ore products from the mines to our Guaíba Island and Itaguaí maritime terminals in the state of Rio de Janeiro.
Midwestern System	State of Mato Grosso do Sul	Comprised of the Corumbá mines (two mines and two plants). Open-pit mining operations.	Corumbá ore reserves are comprised of hematite ore type, which generates lump ore predominantly.	Open-pit mining operations. The beneficiation process for the run of mine consists of standard crushing and classification steps, producing lump and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Part of the sales are transported through barges traveling along the Paraguay river to the ports in Argentina, moving to Europe and Asia markets from there. Another part of the sales is transported by the customers, which pick up the products in the Corumbá ports.
Samarco	Iron Quadrangle, state of Minas Gerais	Integrated system comprised of two mines, three beneficiation plants, three pipelines, four pellet plants and a port.	Itabirite ore type.
				Open-pit mining operations. The three beneficiation plants, located at the site, process the run-of-mine by means of standard crushing, milling and concentration steps, producing pellet feed and sinter feed.	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Samarco.
Samarco mines supply Samarco pellet plants using three pipelines extending approximately 400 kilometers. These pipelines transport the iron ore from the beneficiation plants to the pelletizing plants, and from the pelletizing plants to the port in the state of Espírito Santo.

  1.1.2    Iron ore production

          The following table sets forth information about our iron ore production.

		Production for the year ended December 31,
					2014 Process Recovery
Mine/Plant	Type	2012	2013	2014
		(million metric tons)			(%)
Southeastern System
Itabira	Open pit	37.7	34.0	35.5	58.4
Minas Centrais(1)	Open pit	40.7	37.8	33.0	68.9
Mariana	Open pit	37.2	37.6	38.9	82.6

Total Southeastern System		115.6	109.5	107.5

Southern System
Minas Itabirito	Open pit	31.8	31.0	33.0	71.5
Vargem Grande	Open pit	22,6	22,0	25,0	82.7
Paraopeba	Open pit	25.8	26.0	28.2	92.8

Total Southern System		80.3	79.0	86.3

Midwestern System
Corumbá (MCR/Urucum)	Open pit	6.4	6.5	5.8	73.7
Total Midwestern System		6.4	6.5	5.8

Northern System
Serra Norte	Open pit	106.8	104.9	117.4	94.4
Serra Leste	Open pit	–	–	2.2	98.1

Total Northern System		106.8	104.9	119.7

Vale Systems		309.0	299.8	319.2
Samarco(2)		10.9	10.9	13.1	55.1

Total		320.0	310.7	332.4

(1)
Água Limpa mine and plants are part of the Minas Centrais operations and are owned by Baovale, in which we own 100% of the voting shares and 50% of the total shares. Production figures for Água Limpa have not been adjusted to reflect our ownership interest.
(2)
Production figures for Samarco, in which we have a 50% interest, have been adjusted to reflect our ownership interest.

          1.1.3    Iron ore pellets operations

          We produce iron ore pellets in Brazil and Oman, directly and through joint ventures, as set forth in the following table. We also have a 25% interest in two iron ore pelletizing plants in China, Zhuhai YPM Pellet Co., Ltd. ("Zhuhai YPM") and Anyang Yu Vale Yongtong Pellet Co., Ltd. ("Anyang"). Our total estimated nominal capacity is 64.2 Mtpy, including the full capacity of our pelletizing plants in Oman, but not including our joint ventures Samarco, Zhuhai YPM and Anyang. Of our total 2014 pellet production, including the production of our joint ventures, 61.5% was blast furnace pellets and 38.5% was direct reduction pellets, which are used in steel mills that employ the direct reduction process rather than blast furnace technology. We supply all of the iron ore requirements of our wholly-owned pellet plants and part of the iron ore requirements for Samarco and Zhuhai YPM. In 2014, we sold 10.2 million metric tons of run of mine to Samarco and 0.7 million metric tons to Zhuhai YPM.

Company/Plant	Description / History	Nominal Capacity (Mtpy)	Power Source	Other Information	Vale's Share (%)	Partners
Brazil:
Vale
Tubarão (state of Espírito Santo)	Three wholly owned pellet plants (Tubarão I, II and VIII) and five leased plants. Receives iron ore from our Southeastern System mines and distribution is made though our logistics infrastructure. Tubarão VIII plant started up in the first half of 2014.	36.7(1)	Supplied through the national electricity grid. Acquired from regional utility companies or supplied by Aliança Geração or directly by Vale.	Operations at the Tubarão I and II pellet plants have been suspended since November 13, 2012 in response to changes in steel industry demand for raw materials, and replaced by Tubarão VIII, a more efficient plant.	100.0	–
Fábrica (state of Minas Gerais)	Part of the Southern System. Receives iron ore from the João Pereira and Segredo mines. Production is transported by MRS and EFVM.	4.5	Supplied through the national electricity grid. Acquired from regional utility companies or supplied by Aliança Geração or directly by Vale.	–	100.0	–
Vargem Grande (state of Minas Gerais)	Part of the Southern System. Receives iron ore from the Sapecado, Galinheiro and Vargem Grande mines and the production is transported by MRS.	7.0	Supplied through the national electricity grid. Acquired from regional utility companies or supplied by Aliança Geração or directly by Vale.	–	100.0	–
São Luís (state of Maranhão)	Part of the Northern System. Receives iron ore from Carajás mines and production is shipped to customers through our Ponta da Madeira maritime terminal.	7.5	Supplied through the national electricity grid. Acquired from regional utility companies or supplied by Aliança Geração or directly by Vale.	On October 8, 2012, we suspended operations at the São Luís pellet plant for reasons similar to those supporting our suspension of operations at the Tubarão I and II plants.	100.0	–

Company/Plant	Description / History	Nominal Capacity (Mtpy)	Power Source	Other Information	Vale's Share (%)	Partners
Samarco	Four pellet plants with nominal capacity of 30.5 Mtpy. The pellet plants are located in the Ponta Ubu unit, in Anchieta, state of Espírito Santo. The fourth pellet plant started up in the first half of 2014.	30.5	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Samarco.	In 2014, we started up the fourth pellet plant with a capacity of 8.3 Mtpy, increasing Samarco's total nominal pellet capacity to 30.5 Mtpy.	50.0	BHP Billiton Brasil Ltda.
Oman:
Vale Oman Pelletizing Company LLC ("VOPC")	Vale's industrial complex. Two pellet plants (totaling 9.0 Mtpy of capacity) for direct reduction pellets. The pelletizing plants are integrated with our distribution center that has a nominal capacity to handle 40.0 Mtpy.	9.0	Supplied through the national electricity grid.	–	70.0	Oman Oil Company S.A.O.C.

(1)
Our environmental operating licenses for Tubarão pellet plants provide for 36.2 Mtpy capacity.

  1.1.4 Iron ore pellets production

          The following table sets forth information about our main iron ore pellet production.

	Production for the year ended December 31,
Company	2012	2013	2014
	(million metric tons)
Vale(1)	43.3	39.0	43.0
Hispanobras(2)	1.1	–	–
Samarco(3)	10.7	10.6	12.1

Total	55.1	49.6	55.1

(1)
Figure indicates actual production, including full production from our pellet plants in Oman and from the four pellet plants we leased in Brazil in 2008. We signed a 10-year operating lease contract for Itabrasco's pellet plant in October 2008. We signed a five-year operating lease contract for Kobrasco's pellet plant in June 2008, renewed for additional five years in 2013. We signed a 30-year operating lease contract for Nibrasco's two pellet plants in May 2008.
(2)
On July 1, 2012, we signed a three-year operating lease for Hispanobras' pellet plant and started to consolidate its output with our production.
(3)
Production figures for Samarco have been adjusted to reflect our ownership interest.

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

          In 2014, China accounted for 50% of our iron ore and iron ore pellet shipments, and Asia as a whole accounted for 67%. Europe accounted for 16%, followed by Brazil with 12%. Our 10 largest customers collectively purchased 139.5 million metric tons of iron ore and iron ore pellets from us, representing 44% of our 2014 iron ore and iron ore pellet sales volumes and 44% of our total iron ore and iron ore pellet revenues. In 2014, no individual customer accounted for more than 10.0% of our iron ore and iron ore pellet shipments.

          In 2014, the Asian market (mainly Japan, South Korea and Taiwan), the European market and the Brazilian market were the primary markets for our blast furnace pellets, while the Middle East, North America and North Africa were the primary markets for our direct reduction pellets.

          We strongly emphasize customer service in order to improve our competitiveness. We work with our customers to understand their main objectives and to provide them with iron ore solutions to meet specific customer needs. Using our expertise in mining, agglomeration and iron-making processes, we search for technical solutions that will balance the best use of our world-class mining assets and the satisfaction of our customers. We believe that our ability to provide customers with a total iron ore solution and the quality of our products are both very important advantages helping us to improve our competitiveness in relation to competitors who may be more conveniently located geographically. In addition to offering technical assistance to our customers, we operate sales support offices in Tokyo (Japan), Seoul (South Korea), Singapore, Dubai (UAE) and Shanghai (China), which support the sales made by Vale International. These offices also allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries.

          We sell iron ore and iron ore pellets under different arrangements, including long-term contracts with customers and on a spot basis through tenders and trading platforms. Our pricing is generally linked to the IODEX spot market price index, and uses a variety of mechanisms, including current spot prices and average prices over an agreed period. In cases where the products are delivered before the final price is determinable, we recognize the sale based on a provisional price with a subsequent adjustment reflecting the final price.

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

          In terms of reliability, our ownership and operation of logistics facilities in the Northern and Southeastern Systems help us ensure that our products are delivered on time and at a relatively low cost. In addition, we continue to develop a low-cost freight portfolio aimed at enhancing our ability to offer our products in the Asian market at competitive prices on a CFR basis, despite the higher transportation costs compared to Australian producers. To support this strategy, we have built two distribution centers, one in Oman and another in Malaysia, and two FTS in the Philippines. We are party to medium- and long-term freight contracts, and we own vessels, including very large ore carriers called Valemax. They reduce energy consumption and greenhouse emissions by carrying an increased amount of cargo in a single trip, offering lower freight rates. These investments improve speed and flexibility for customization, and they shorten the time to market required for our products.

          Our principal competitors in the European market are Kumba Iron Ore Limited, Luossavaara Kiirunavaara AB ("LKAB"), Société Nationale Industrielle et Minière ("SNIM") and Iron Ore Company of Canada ("IOC"), a subsidiary of Rio Tinto. We are competitive in the European market for the same reasons as in Asia, but also due to the proximity of our port facilities to European customers.

          The Brazilian iron ore market is also competitive. There are several small iron ore producers and new companies with developing projects, such as Anglo Ferrous Brazil, Ferrous Resources and Bahia Mineração. Some steel companies, including Gerdau S.A. ("Gerdau"), Companhia Siderúrgica Nacional ("CSN"), V&M do Brasil S.A., Usiminas and Arcelor Mittal, also have iron ore mining operations. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in the Brazilian market.

          With respect to pellets, our major competitors are LKAB, Arcelor Mittal Mines Canada (former Quebec Cartier Mining Co.), Iron Ore Company of Canada (IOC) and Bahrain Steel (former Gulf Industrial Investment Co).

  1.2 Manganese ore and ferroalloys

  1.2.1 Manganese ore operations and production

          We conduct our manganese mining operations in Brazil through Vale S.A. and our wholly-owned subsidiaries Vale Manganês S.A. ("Vale Manganês") and MCR. Our mines produce three types of manganese ore products:

  •
  metallurgical ore, used primarily for the production of manganese ferroalloys, raw material to produce carbon and stainless steel;

  •
  natural manganese dioxide, suitable for the manufacture of electrolytic batteries; and

  •
  chemical ore, used in several industries for the production of fertilizer, water treatment, pesticides and animal feed, and used as a pigment in the ceramics industry.

Mining Site	Company	Location	Description/History	Mineralization	Operations	Power Source	Access/ Transportation
Azul(1)	Vale S.A.	State of Pará	Open-pit mining operations and on-site beneficiation plant.	High-grade ores (at least 40% manganese grade).	Crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported by truck and EFC railroad to the Ponta da Madeira maritime terminal.
Morro da Mina	Vale Manganês	State of Minas Gerais	Open-pit mining operations and one major beneficiation plant.	Low-grade ores (24% manganese grade).	Crushing and screening/dense medium classification steps, producing lumps and fines to the Barbacena and Ouro Preto ferroalloy plants.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported by trucks to the Ouro Preto and Barbacena ferroalloy plants.
Urucum	MCR	State of Mato Grosso do Sul	Underground mining operations and on-site beneficiation plant.	High-grade ores (at least 40% manganese grade).	Crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported to the port of Rosario (Argentina) by barges traveling along the Paraguay and Paraná rivers.

(1)
Vale Mina do Azul S.A. was merged into Vale S.A. in December 2014.

          The following table sets forth information about our manganese ore production.

		Production for the year ended December 31,
					2014 Process Recovery
Mine	Type	2012	2013	2014
		(million metric tons)			(%)
Azul	Open pit	1.9	1.9	1.7	52.4
Morro da Mina	Open pit	0.2	0.1	0.1	57.9
Urucum	Underground	0.3	0.4	0.6	81.4

Total		2.4	2.4	2.4

  1.2.2 Manganese ferroalloys operations and production

          We conduct our manganese ferroalloys business through our wholly-owned subsidiary Vale Manganês.

          The production of manganese ferroalloys consumes significant amounts of electricity, representing 7% of our total consumption in Brazil in 2014. The electricity supply to our ferroalloy plants is provided through power purchase agreements. For information on the risks associated with potential energy shortages, see Risk factors.

          We produce several types of manganese ferroalloys, such as high carbon and medium carbon ferro-manganese and ferro-silicon manganese.

Plant	Location	Description/History	Nominal Capacity	Power Source
Minas Gerais Plants	Cities of Barbacena and Ouro Preto	Barbacena has six furnaces, two refining stations and a briquetting plant. Ouro Preto has three furnaces.	74,000 tons per year at Barbacena plant and 65,000 tons per year at Ouro Preto plant.	Supplied through the national electricity grid. Energy acquired from independent producer through power purchase agreements.
Bahia Plant	City of Simões Filho	Four furnaces, two converters and a sintering plant.	150,000 tons per year.	Supplied through the national electricity grid. Energy acquired from independent producer through power purchase agreements.

          The following table sets forth information about our manganese ferroalloys production.

	Production for the year ended December 31,
Plant	2012	2013	2014
	(thousand metric tons)
Barbacena	65	45	50
Ouro Preto	62	48	8
Simões Filho	79	82	113

Total	206	175	171

          We suspended operations at the Ouro Preto plant in February 2014, due to market conditions. In January 2015 the power purchase agreement pursuant to which we acquire energy for our Barbacena and Ouro Preto plants expired, and we also suspended operations in our Barbacena plant. We are considering alternatives for power supply to these plants, taking into consideration the energy prices and current market conditions for manganese ferroalloys.

  1.2.3 Manganese ore and ferroalloys: sales and competition

          The markets for manganese ore and ferroalloys are highly competitive. Competition in the manganese ore market takes place in two segments. High-grade manganese ore competes on a global seaborne basis, while low-grade ore competes on a regional basis. For some manganese ferroalloys, high-grade ore is mandatory, while for others high- and low-grade ores are complementary. The main suppliers of high-grade ores are located in South Africa, Gabon, Australia and Brazil. The main producers of low-grade ores are located in the Ukraine, China, Ghana, Kazakhstan, India and Mexico.

          The manganese ferroalloy market is characterized by a large number of participants who compete primarily on the basis of price. The principal competitive factors in this market are the costs of manganese ore, electricity, logistics and reductants. We compete with both stand-alone producers and integrated producers that also mine their own ore. Our competitors are located principally in countries that produce manganese ore or steel. For further information about demand and prices, see Operating and financial review and prospects—Major factors affecting prices.

2.    Base metals

          2.1 Nickel

          2.1.1 Operations

          We conduct our nickel operations primarily through our wholly-owned subsidiary Vale Canada, which operates two nickel production systems, one in the North Atlantic region and the other in the Asia Pacific region. We operate a third nickel production system, Onça Puma, in the South Atlantic region. Our nickel operations are set forth in the following table.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
North Atlantic
Vale Canada	Canada—Sudbury, Ontario	Integrated mining, milling, smelting and refining operations to process ore into finished nickel with a nominal capacity of 66,000 metric tons of refined nickel per year and additional nickel oxide feed for the refinery in Wales. Mining operations in Sudbury began in 1885. Vale acquired the Sudbury operations in 2006.	Primarily underground mining operations with nickel sulfide ore bodies, which also contain some copper, cobalt, PGMs, gold and silver.

We also smelt and refine an intermediate product, nickel concentrate, from our Voisey's Bay operations. In addition to producing finished nickel in Sudbury, we ship a nickel oxide intermediate product to our nickel refinery in Wales for processing to final products. We also have capabilities to ship nickel oxide to our Asian refineries.

				Patented mineral rights with no expiration date; mineral leases expiring between 2015 and 2033; and mining license of occupation with indefinite expiration date.	Supplied by Ontario's provincial electricity grid and produced directly by Vale.	Located by the Trans-Canada highway and the two major railways that pass through the Sudbury area. Finished products are delivered to the North American market by truck. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) through both east and west coast Canadian ports.
Vale Canada	Canada—Thompson, Manitoba	Integrated mining, milling, smelting and refining operations to process ore into finished nickel with a nominal capacity of 50,000 metric tons of refined nickel per year. Thompson mineralization was discovered in 1956 and Thompson operations were acquired by Vale in 2006.	Primarily underground mining operations with nickel sulfide ore bodies, which also contain some copper and cobalt.

Local concentrate is combined with nickel concentrate from our Voisey's Bay operations for smelting and refining to high quality nickel plate product. Smelting and refining are being considered for phase out in Thompson, due to pending federal sulfur dioxide emission standards that are expected to come into effect in 2015. Vale has secured an agreement in principle with Environment Canada on emissions, which may permit continued smelting and refining through 2019, subject to negotiating an environment performance agreement in 2015.

				Order in Council leases expiring between 2020 and 2030; mineral leases expiring in 2034.	Supplied by the Provincial utility company.	Finished products are delivered to market by truck in North America. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) to final destination through both west coast and east coast Canadian ports.

Lines of business

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
Vale Newfoundland & Labrador Limited	Canada—Voisey's Bay, Newfoundland and Labrador	Integrated open-pit mining, milling, refining of ore into intermediate and finished nickel products and copper concentrates with a nominal capacity of 50,000 metric tons refined nickel per year. Voisey's Bay's operations started in 2005 and were purchased by Vale in 2006.	Comprised of the Ovoid open pit mine, and deposits with the potential for underground operations at a later stage. We mine nickel sulfide ore bodies, which also contain copper and cobalt. Nickel concentrates are currently shipped to our Sudbury and Thompson operations for final processing (smelting and refining) while copper concentrate is sold to the market. Long Harbour refinery started up in July 2014. Initially, Long Harbour is processing a blend of Voisey's Bay high grade nickel concentrates with nickel in matte from PTVI.	Mining lease expiring in 2027, with a right of further renewals for ten year periods.	Power at Voisey's Bay is 100% supplied through Vale owned diesel generators. Power at the Long Harbour refinery is supplied by the provincial utility company.	The nickel and copper concentrates are transported to the port by haulage trucks and then shipped by drybulk vessels to either overseas markets or to our Canadian operations for further refining.
Vale Europe Limited	U.K.—Clydach, Wales	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 40,000 metric tons per year. Clydach's refinery commenced operations in 1902 and was acquired by Vale in 2006.	Processes a nickel intermediate product, nickel oxide, supplied from either our Sudbury or Matsuzaka operation to produce finished nickel in the form of powders and pellets.	–	Supplied through the national electricity grid.	Transported to final customer in the UK and continental Europe by truck. Product for overseas customers are trucked to the ports of Southampton and Liverpool and shipped by ocean container.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
Asia Pacific
PT Vale Indonesia Tbk ("PTVI")	Indonesia—Sorowako, Sulawesi	Open cast mining area and related processing facility (producer of nickel matte, an intermediate product) with a nominal capacity of approximately 80,000 metric tons of nickel in matte per year. PTVI's shares are traded on the Indonesia Stock Exchange. We indirectly hold 59.2% of PTVI's share capital, Sumitomo Metal Mining Co., Ltd ("Sumitomo") holds 20.2%, Sumitomo Corporation holds 0.1% and the public holds 20.5%. PTVI was established in 1968, commenced its commercial operations in 1978 and was acquired by Vale in 2006.	PTVI mines nickel laterite ore and produces nickel matte, which is shipped primarily to nickel refineries in Japan. Pursuant to life-of-mine off-take agreements, PTVI sells 80% of its production to our wholly-owned subsidiary Vale Canada and 20% of its production to Sumitomo.	Contract of work expiring in 2025, entitled to two consecutive ten-year extensions, subject to approval of the Indonesian government. See Regulatory matters—Mining rights and regulation of mining activities.	Produced primarily by PVTI's low cost hydroelectric power plants on the Larona River (there are currently three facilities). PTVI has thermal generating facilities in order to supplement its hydroelectric power supply with a source of energy that is not subject to hydrological factors.	Trucked approximately 55 km to the river port at Malili and then loaded onto barges in order to load break-bulk vessels for onward shipment.
Vale Nouvelle- Calédonie S.A.S ("VNC")	New Caledonia—Southern Province	Mining and processing operations (producer of nickel oxide, nickel hydroxide and cobalt carbonate). VNC's shares are held by Vale (80.5%), Sumic (14.5%) and Société de Participation Minière du Sud Caledonien SAS ("SPMSC") (5%). (1)	We are currently ramping up our nickel operation in New Caledonia. VNC utilizes a High Pressure Acid Leach ("HPAL") process to treat limonitic laterite and saprolitic laterite ores. We expect to continue to ramp-up VNC over the next two years to reach nominal production capacity of 57,000 metric tons per year of nickel oxide, which will be further processed in our refineries in Asia, and hydroxide cake form (IPNM), and 4,500 metric tons of cobalt in carbonate form.	Mining concessions expiring between 2015 and 2051.	Supplied through the national electricity grid and by independent producers.	Products are packed into containers and are trucked approximately 4 km to Prony port.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
Vale Japan Limited	Japan—Matsuzaka	Stand-alone nickel refinery (producer of intermediate and finished nickel), with nominal capacity of 60,000 metric tons per year. Vale owns 87.2% of the shares, and Sumitomo owns the remaining shares. The refinery was built in 1965 and was acquired by Vale in 2006.	Produces intermediate products for further processing in our refineries in Asia and the UK, and finished nickel products using nickel matte sourced from PTVI.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Products trucked over public roads to customers in Japan. For overseas customers, the product is loaded into containers at the plant and shipped from the ports of Yokkaichi and Nagoya.
Vale Taiwan Limited	Taiwan—Kaoshiung	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 18,000 metric tons per year. The refinery commenced production in 1983 and was acquired by Vale in 2006.	Produces finished nickel primarily for the stainless steel industry, using intermediate products from our Matsuzaka and New Caledonian operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Trucked over public roads to customers in Taiwan. For overseas customers, the product is loaded into containers at the plant and shipped from the port of Kaoshiung.
Vale Nickel (Dalian) Co., Ltd	China—Dalian, Liaoning	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 32,000 metric tons per year. Vale indirectly owns 98.3% of the shares and Ningbo Sunhu Chemical Products Co., Ltd. owns the remaining 1.7%. The refinery commenced production in 2008.	Produces finished nickel for the stainless steel industry, using intermediate products from our Matsuzaka and New Caledonian operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Product transported over public roads by truck and by railway to customers in China. It is also shipped in ocean containers to overseas and some domestic customers.
Korea Nickel Corporation	South Korea—Onsan	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 30,000 metric tons per year. Vale indirectly owns 25.0% of the shares, and the remaining shares are held by Korea Zinc Co., Ltd, Posteel Co., Ltd, Young Poong Co., Ltd. and others. The refinery commenced production in 1989.	Produces finished nickel for the stainless steel industry using intermediate products from our Matsuzaka and New Caledonia operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	KNC's production is transported by truck over public roads to customers in Korea and is exported in containers to overseas customers from the ports of Busan and Ulsan.

Mining System/Company	Location	Description/History	Operations	Mining Title	Power Source	Access/Transportation
South Atlantic
Vale/Onça Puma	Brazil—Ourilândia do Norte, Pará	Mining, smelting and refining operation producing a high quality ferronickel for application within the stainless steel industry.	The Onça Puma mine is built on lateritic nickel deposits of saprolitic laterite ore. The operation produces ferronickel via the rotary kiln-electric furnace process. We are currently operating with a single line, with nominal capacity estimated at 25,000 metric tons per year. We will evaluate opportunities to restart the second line operations in light of market outlook and single line furnace performance considerations.	Mining concession for indefinite period.	Supplied through the national electricity grid. Acquired from regional utility companies or supplied by Aliança Geração or directly by Vale.	The ferro-nickel is transported by public paved road and EFC railroad to the Itaqui maritime terminal in the state of Maranhão.It is exported in ocean containers.

(1)
Sumic is a joint venture between Sumitomo and Mitsui. Pursuant to the shareholders agreement between Vale Canada and Sumic, amended in February 2015, if VNC does not start commercial production by December 2015, Sumic will sell its entire equity interest in VNC to Vale Canada for a pre-determined purchase price. If VNC achieves commercial production by December 2015, Sumic will have the option to repurchase from Vale Canada equity interests in VNC equivalent to the dilution in Sumic's shareholding that occurred as a result of an agreement in October 2012, which may increase Sumic's shareholding in VNC up to 21%. See note 30 to our consolidated financial statements. The shareholder SPMSC has an obligation to increase its stake in VNC to 10% within two years after the startup of commercial production.

  2.1.2 Production

          The following table sets forth our annual mine production by operating mine (or on an aggregate basis for Sulawesi operating mining areas, in Indonesia, operated by PTVI, because it has mining areas rather than mines) and the average percentage grades of nickel and copper. The mine production at Sulawesi represents the product from PTVI's screening station delivered to PTVI's processing plant and does not include nickel losses due to drying and smelting. For our Sudbury, Thompson and Voisey's Bay operations, the production and average grades represent the mine product delivered to those operations' respective processing plants and do not include adjustments due to beneficiation, smelting or refining. For VNC's operation, in New Caledonia, the production and average grade represents in-place ore production and does not include losses due to processing.

	2012			2013			2014
	(thousands of metric tons, except percentages)
		Grade			Grade			Grade
	Production	% Copper	% Nickel	Production	% Copper	% Nickel	Production	% Copper	% Nickel
Ontario operating mines
Copper Cliff North	792	1.09	0.92	913	1.32	1.28	1,053	1.45	1.34
Creighton	797	1.80	1.84	915	2.01	2.19	903	1.81	2.47
Stobie	2,006	0.56	0.66	1,887	0.59	0.65	2,089	0.58	0.66
Garson	643	1.56	1.61	815	1.42	1.75	678	1.39	1.75
Coleman	1,062	2.58	1.51	1,515	3.15	1.52	1,385	3.10	1.52
Ellen	371	0.44	0.93	109	0.49	1.00	181	0.62	1.07
Totten	6	2.37	1.15	64	1.84	1.92	303	1.98	1.50
Gertrude	36	0.27	0.72	196	0.32	0.89	–	–	–

Total Ontario operations	5,714	1.29%	1.14%	6,414	1.61%	1.3%	6,591	1.57%	1.36%

Manitoba operating mines
Thompson	1,160	–	1.86	1,175	–	2.07	1,184	–	1.95
Birchtree	643	–	1.34	613	–	1.39	545	–	1.39

Total Manitoba operations	1,804	–	1.67%	1,788	–	1.84%	1,729	–	1.78%

Voisey's Bay operating mines
Ovoid	2,351	1.94%	3.11%	2,318	1.68%	2.89%	2,243	1.54%	2.58%

Sulawesi operating mining areas
Sorowako	3,678	–	2.02%	4,369	–	2.00%	4,391	–	1.99%

New Caledonia operating mines
VNC	1,179	–	1.27%	1,860	–	1.36%	2,134	–	1.44%

Brazil operating mines
Onça Puma	1,975	–	1.87%	263	–	2.28%	1,358	–	2.19%

          The following table sets forth information about our nickel production, including: nickel refined through our facilities and intermediates designated for sale. The numbers below are reported on an ore-source basis.

		Production for the year ended December 31,
Mine	Type	2012	2013	2014
		(thousand metric tons)
Sudbury(1)	Underground	65.5	69.4	64.3
Thompson(1)	Underground	24.2	24.5	26.1
Voisey's Bay(2)	Open pit	61.9	63.0	48.3
Sorowako(3)	Open cast	69.0	78.8	78.7
Onça Puma(4)	Open pit	6.0	1.9	21.4
New Caledonia(5)	Open pit	4.5	16.3	18.7
External(6)	–	5.9	6.4	17.5

Total(7)		237.0	260.2	274.9

(1)
Primary nickel production only (i.e., does not include secondary nickel from unrelated parties).
(2)
Includes finished nickel produced at our Sudbury and Thompson operations.
(3)
These figures have not been adjusted to reflect our ownership. We have a 59.2% interest in PTVI, which owns the Sorowako mines.
(4)
Primary production only. Nickel contained in ferro-nickel.
(5)
Nickel contained in NHC and NiO. These figures have not been adjusted to reflect our ownership. We have an 80.5% interest in VNC.
(6)
Finished nickel processed at our facilities using feeds purchased from unrelated parties.
(7)
These figures do not include tolling of feeds for unrelated parties.

  2.1.3 Customers and sales

          Our nickel customers are broadly distributed on a global basis. In 2014, 41% of our refined nickel sales were delivered to customers in Asia, 30% to North America, 28% to Europe and 1% to other markets. We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts generally provide stable demand for a significant portion of our annual production.

          Nickel is an exchange-traded metal, listed on the LME, and most nickel products are priced according to a discount or premium to the LME price, depending primarily on the nickel product's physical and technical characteristics. Our finished nickel products represent what is known in the industry as "primary" nickel, meaning nickel produced principally from nickel ores (as opposed to "secondary" nickel, which is recovered from recycled nickel-containing material). Finished primary nickel products are distinguishable in terms of the following characteristics, which determine the product price level and the suitability for various end-use applications:

  •
  nickel content and purity level: (i) intermediates has various levels of nickel content, (ii) nickel pig iron has 1.5-6% nickel, (iii) ferro-nickel has 10-40% nickel, (iv) refined nickel with less than 99.8% nickel, including products such as Tonimet™ and Utility™ nickel, (v) standard LME grade nickel has a minimum of 99.8% nickel, and (vi) high purity nickel has a minimum of 99.9% nickel and does not contain specific elemental impurities;

  •
  shape (such as pellets, discs, squares, and strips); and

  •
  size.

          In 2014, the principal end-use applications for nickel were:

  •
  stainless steel (68% of global nickel consumption);

  •
  non-ferrous alloys, alloy steels and foundry applications (16% of global nickel consumption);

  •
  nickel plating (7% of global nickel consumption); and

  •
  specialty applications, such as batteries, chemicals and powder metallurgy (9% of global nickel consumption).

          In 2014, 61% of our refined nickel sales were made into non-stainless steel applications, compared to the industry average for primary nickel producers of 32%, which brings more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

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

          Our nickel deliveries represented 14% of global consumption for primary nickel in 2014. In addition to us, the largest suppliers in the nickel industry (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Mining and Metallurgical Company Norilsk Nickel ("Norilsk"), Jinchuan Nonferrous Metals Corporation ("Jinchuan"), Glencore Xstrata and BHP Billiton. Together with us, these companies accounted for about 46% of global refined primary nickel production in 2014.

          While stainless steel production is a major driver of global nickel demand, stainless steel producers can use nickel products with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. In recent years, secondary nickel has accounted for about 40-43% of total nickel used for stainless steels, and primary nickel has accounted for about 57-60%. Nickel pig iron, a low-grade nickel product made in China from imported lateritic ores, is primarily suitable for use in stainless steel production. In recent years, Chinese domestic production of nickel pig iron accounted for the majority of world nickel supply growth. From January 2014 onwards, Chinese nickel pig iron production was adversely affected by export restriction of unprocessed ores from Indonesia. As a result, nickel pig iron production is estimated to have declined 8% year-over-year to approximately 460,000 metric tons, representing 23% of world primary nickel supply. The delivery of previously shipped ores and the significant stockpiles of Indonesian ores within China mitigated the effect of this decrease in nickel pig iron production in 2014. We anticipate that Chinese nickel pig iron production will decline further in 2015 and 2016, with the depletion of Indonesian ore stockpiles in China.

          Competition in the nickel market is based primarily on quality, reliability of supply and price. We believe our operations are competitive in the nickel market because of the high quality of our nickel products and our relatively low production costs.

          2.2    Copper

          2.2.1    Operations

          We conduct our copper operations at the parent-company level in Brazil and through our subsidiaries in Canada.

Mining Site/Location	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Brazil
Vale/Sossego	Carajás, state of Pará.	Two main copper ore bodies, Sossego and Sequeirinho and a processing facility to concentrate the ore. Sossego was developed by Vale and started production in 2004.	The copper ore is mined using the open-pit method, and the run-of-mine is processed by means of standard primary crushing and conveying, SAG milling (a semi-autogenous mill that uses a large rotating drum filled with ore, water and steel grinding balls to transform the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.	Mining concession for indefinite period.	Supplied through the national electricity grid. Acquired from Eletronorte, pursuant to power purchase agreements or supplied by Aliança Geração or directly by Vale.	We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Ponta da Madeira maritime terminal in São Luís, in the state of Maranhão. We constructed an 85-kilometer road to link Sossego to Parauapebas.
Vale/Salobo	Carajás, state of Pará.	Salobo I processing plant is ramping up to a total capacity of 100,000 tpy of copper in concentrates. Salobo is expected to reach a total capacity of approximately 200,000 tpy by 2016, after Salobo II expansion.	Our Salobo copper and gold mine is mined using the open-pit method, and the run-of-mine is processed by means of standard primary and secondary crushing, conveying, roller press grinding, ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.	Mining concession for indefinite period.	Supplied through the national electricity grid. Acquired from Eletronorte, pursuant to power purchase agreements.	We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Ponta da Madeira maritime terminal in São Luís, in the state of Maranhão. We constructed a 90-kilometer road to link Salobo to Parauapebas.

Mining Site/Location	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Canada
Vale Canada	Canada—Sudbury, Ontario	See —Base metals—Nickel—Operations	We produce two intermediate copper products, copper concentrates and copper anodes, and we also produce electrowon copper cathode as a by-product of our nickel refining operations.	Please refer to the table in our Nickel Operations
Vale Canada/ Voisey's Bay	Canada—Voisey's Bay, Newfoundland and Labrador	See —Base metals—Nickel—Operations	At Voisey's Bay, we produce copper concentrates.	Please refer to the table in our Nickel Operations
Zambia
Lubambe	Zambian Copperbelt	Lubambe (previously Konkola North) copper mine, which includes an underground mine, plant and related infrastructure. TEAL (our 50/50 joint venture with ARM) has an 80% indirect stake in Lubambe. Zambia Consolidated Copper Mines Investment Holding PLC Ltd. holds the remaining (20%) stake.	Nominal production capacity of 45,000 metric tons per year of copper in concentrates. Production started in October 2012 and is ramping up.	Mining concessions expiring in 2033.	Long-term energy supply contract with Zesco (Zambian state owned power supplier).	Copper concentrates are transported by truck to local smelters.

  2.2.2 Production

          The following table sets forth information on our copper production.

		Production for the year ended December 31,
Mine	Type	2012	2013	2014
		(thousand metric tons)
Brazil:
Salobo	Open pit	13	65	98
Sossego	Open pit	110	119	110
Canada:
Sudbury	Underground	79	103	98
Voisey's Bay	Open pit	42	36	33
Thompson	Underground	3	2	2
External(1)	–	29	24	29
Chile:
Tres Valles(2)	Open pit and underground	14	11	–
Zambia:
Lubambe(3)	Underground	1	9	10

Total		290	370	380

(1)
We process copper at our facilities using feed purchased from unrelated parties.
(2)
We sold the Tres Valles mine in December 2013. The 2013 production level in the table is through the end of October.
(3)
Vale's attributable production capacity of 40%.

  2.2.3 Customers and sales

          We sell copper concentrates from Sossego and Salobo under medium and long-term contracts to copper smelters in South America, Europe, India and Asia. We have medium-term copper supply agreements with Glencore Canada Corporation for the sale of copper anodes and most of the copper concentrates produced in Sudbury. We sell copper concentrates from Voisey's Bay under medium-term contracts to customers in Europe. We sell electrowon copper from Sudbury in North America under short-term sales agreements.

  2.2.4 Competition

          The global refined copper market is highly competitive. Producers are integrated mining companies and custom smelters, covering all regions of the world, while consumers are principally wire rod and copper-alloy producers. Competition occurs mainly on a regional level and is based primarily on production costs, quality, reliability of supply and logistics costs. The world's largest copper cathode producers are Corporación Nacional del Cobre de Chile ("Codelco"), Freeport-McMoRan Copper & Gold Inc. ("Freeport-McMoRan"), Aurubis AG, Jiangxi Copper Corporation Ltd. and Glencore, operating at the parent-company level or through subsidiaries. Our participation in the global refined copper market is marginal as we position ourselves more competitively in the copper concentrate market.

          Copper concentrate and copper anode are intermediate products in the copper production chain. Both the concentrate and anode markets are competitive, having numerous producers but fewer participants and smaller volumes than in the copper cathode market due to the high levels of integration by the major copper producers.

          In the copper concentrate market, mining occurs on a world basis with a predominant share from South America, while consumers are custom smelters located in Europe and Asia. Competition in the custom copper concentrate market occurs mainly on a global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are BHP Billiton, Antofagasta plc, Codelco, Freeport McMoRan, Glencore Xstrata and Anglo American, operating at the parent-company level or through subsidiaries. Our market share in 2014 was about 3% of the total custom copper concentrate market.

          The copper anode/blister market has very limited trade within the copper industry; generally, anodes are produced to supply each company's integrated refinery. The trade in anodes/blister is limited to those facilities that have more smelting capacity than refining capacity or to those situations where logistics cost savings provide an incentive to source anodes from outside smelters. The largest competitors in the copper anode market in 2014 included Codelco, Glencore Xstrata and China Nonferrous Metals, operating at the parent-company level or through subsidiaries.

  2.3 PGMs and other precious metals

          As by-products of our Sudbury nickel operations in Canada, we recover significant quantities of PGMs, as well as small quantities of gold and silver. We operate a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products using feed from our Sudbury operation. We have a refinery in Acton, England, where we process our intermediate products, as well as feeds purchased from unrelated parties and toll-refined materials. In 2014, PGM concentrates from our Canadian operations supplied about 46.1% of our PGM production, which also includes metals purchased from unrelated parties. Our base metals marketing department sells our own PGMs and other precious metals, as well as products from unrelated parties and toll-refined products, on a sales agency basis. Our copper concentrates from our Salobo and Sossego mines in Carajás, in the Brazilian state of Pará, also contain gold, the value of which we realize in the sale of those concentrates.

          In February 2013, we sold to Silver Wheaton 25% of the gold produced as a by-product at our Salobo copper mine, in Brazil, for the life of that mine, and 70% of the gold produced as a by-product at our Sudbury nickel mines, in Canada, for 20 years. Pursuant to the gold stream contract, Silver Wheaton received 74,325 oz. of gold in 2014.

          In March 2015, we agreed to sell to Silver Wheaton an additional 25% of the gold produced as a by-product at our Salobo copper mine. See Business Overview—Significant changes in our business.

          The following table sets forth information on our precious metals production.

Mine	Type	2012	2013	2014
		(thousand troy ounces)
Sudbury:
Platinum	Underground	134	145	182
Palladium	Underground	251	352	398
Gold	Underground	69	91	83
Salobo:
Gold	Open pit	20	117	160
Sossego:
Gold	Open pit	75	78	78

  2.4 Cobalt

          We recover significant quantities of cobalt as a by-product of our nickel operations. In 2014, we produced 1,362 metric tons of refined cobalt metal at our Port Colborne refinery, 1,124 metric tons of cobalt in a cobalt-based intermediate product at our nickel operations in Canada and New Caledonia, and our remaining cobalt production consisted of 1,257 metric tons of cobalt contained in other intermediate products (such as nickel concentrates). As a result of the ramp-up of VNC operations in New Caledonia, our production of cobalt intermediate as a by-product of our nickel production will increase. We sell cobalt on a global basis. Our cobalt metal is electro-refined at our Port Colborne refinery and has very high purity levels (99.8%), which is superior to the LME contract specification. Cobalt metal is used in the production of various alloys, particularly for aerospace applications, as well as the manufacture of cobalt-based chemicals.

          The following table sets forth information on our cobalt production.

		Production for the year ended December 31,
Mine	Type	2012	2013	2014
		(metric tons)
Sudbury	Underground	589	853	833
Thompson	Underground	96	292	489
Voisey's Bay	Open pit	1,221	1,256	952
New Caledonia	Open pit	385	1,117	1,384
External sources(1)	–	52	13	84

Total		2,343	3,532	3,743

(1)
These figures do not include tolling of feeds for unrelated parties.

Lines of business

3. Coal

          3.1 Operations

          We produce metallurgical and thermal coal through our subsidiaries Vale Moçambique, which operates the Moatize mine, and Vale Australia, which operates coal assets in Australia through wholly-owned companies and unincorporated joint ventures. We also have a minority interest in two Chinese companies, Henan Longyu Energy Resources Co., Ltd. ("Longyu") and Shandong Yankuang International Coking Company Limited ("Yankuang").

Company/Mining Site	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Vale Moçambique
Moatize	Tete, Mozambique	Open-cut mine, which was developed directly by Vale. Operations started in August 2011, and are expected to reach a nominal production capacity of 22 Mtpy, considering the Moatize expansion, comprised of metallurgical and thermal coal and the Nacala Logistics Corridor ramp up. Vale has an indirect 95.0% stake, and the remaining is owned by Empresa Moçambicana de Exploração Mineira, S.A. Upon conclusion of the agreement signed in December 2014, Mitsui will acquire 15% of Vale's stake in Vale Moçambique.	Produces metallurgical and thermal coal. Moatize's main branded product is the Chipanga premium hard coking coal, but there is operational flexibility for multiple products. The optimal product portfolio will come as a result of market trials. Coal from the mines is currently processed at a coal handling and processing plant ("CHPP") with a capacity of 4,000 metric tons per hour. An additional CHPP is under construction, which will increase capacity by additional 4,000 metric tons per hour.	Mining concession expiring in 2032, renewable thereafter.	Supplied by local utility company. Back up supply on site.	The coal is transported from the mine by the Linha do Sena railway to the port of Beira and in the future also by the Nacala Corridor to the port of Nacala.
Vale Australia
Integra Coal	Hunter Valley, New South Wales	Open-cut and underground coal mines, acquired from AMCI in 2007, located 10 kilometers northwest of Singleton in the Hunter Valley of New South Wales, Australia. Vale had a 61.2% stake until December 2014, when it increased its stake to 64.8%. The remaining stakes are owned by Nippon Steel ("NSC"), JFE Group ("JFE"), Posco, Toyota Tsusho Australia, Chubu Electric Power Co. Ltd.	Produces metallurgical and thermal coal. The operations are comprised of an underground coal mine that produces coal by longwall methods and an open-cut mine. Coal from the mines is processed at a CHPP with a capacity of 1,200 metric tons per hour. Operations at Integra coal mine were suspended in May 2014, as they were not economically feasible under current market conditions.	Mining tenements expiring in 2023, 2026, 2030 and 2033.	Supplied through the national electricity grid. Acquired from local utility companies.	Production is loaded onto trains and transported 83km to the port of Newcastle, New South Wales, Australia.
Carborough Downs	Bowen Basin, Queensland	Acquired from AMCI in 2007. Carborough Downs mining leases overlie the Rangal Coal Measures of the Bowen Basin with the seams of Leichardt and Vermont. Both seams have coking properties and can be beneficiated to produce coking coal and pulverized coal injection ("PCI") products. Vale has a 90.0% stake and the remaining is owned by JFE and Posco.	Metallurgical coal mined by longwall methods. The Leichardt seam is currently our main target for development and constitutes 100% of the current reserve and resource base. Carborough Downs coal is processed at the Carborough Downs CHPP, which is capable of processing 1,000 metric tons per hour	Mining tenements expiring in 2035 and 2039.	Supplied through the national electricity grid. Acquired from local utility companies.	The product is loaded onto trains at a rail loadout facility and transported 163 kilometers to the Dalrymple Bay Coal Terminal, Queensland, Australia.

Company/Mining Site	Location	Description/History	Mineralization/Operations	Mining Title	Power Source	Access/Transportation
Isaac Plains	Bowen Basin, Queensland	The Isaac Plains open-cut mine, acquired from AMCI in 2007, is located close to Carborough Downs in central Queensland. The mine is managed by Isaac Plains Coal Management on behalf of the joint venture parties. Vale has a 50.0% stake, and the remaining shares are owned by a subsidiary of Sumitomo.	Metallurgical and thermal coal mined predominantly using dragline method. The coal is classified as a medium volatile bituminous coal with low sulfur content. Coal is processed at the Isaac Plains CHPP, which has a capacity of 500 metric tons per hour. Operations at Isaac Plains mine were suspended in November 2014, as they were not economically feasible under current market conditions.	Mining tenements expiring in 2025.	Supplied through the national electricity grid. Acquired from local utility companies.	Railed 172 kilometers to the Dalrymple Bay Coal Terminal.

  3.2 Production

          The following table sets forth information on our marketable coal production.

		Production for the year ended December 31,
Operation	Mine type	2012	2013	2014
		(thousand metric tons)
Metallurgical coal:
Vale Australia
Integra Coal(1)(4)	Underground and open-cut	962	1,410	715
Isaac Plains(2)	Open-cut	709	656	746
Carborough Downs(3)	Underground	911	2,447	1,857
Vale Moçambique
Moatize(5)	Open-cut	2,501	2,373	3,124

Total metallurgical coal		5,083	6,885	6,443

Thermal coal:
Vale Australia
Integra Coal(1)	Open-cut	351	87	92
Isaac Plains(2)	Open-cut	381	347	326
Vale Moçambique
Moatize(5)	Open-cut	1,267	1,444	1,784

Total thermal coal		1,999	1,878	2,202

(1)
These figures correspond to our 61.2% equity interest in Integra Coal, an unincorporated joint venture. Our equity interest in Integra Coal increased to 64.8% in December 2014.
(2)
These figures correspond to our 50.0% equity interest in Isaac Plains, an unincorporated joint venture.
(3)
These figures correspond to our 85.0% equity interest in Carborough Downs, an unincorporated joint venture. Our equity interest in Carborough Downs increased to 90% in December 2014.
(4)
Operations at Integra Coal and Isaac Plains have been suspended since May and November 2014, respectively.
(5)
These figures correspond to 100% production at Moatize, and are not adjusted to reflect our ownership.

  3.3 Customers and sales

          Coal sales from our Australian operations are primarily focused on Asia. Coal sales from our Moatize operations, in Mozambique, target global steel markets, including Asia, Africa, Europe and the Americas. Our Chinese coal joint ventures direct their sales into the Chinese domestic market.

  3.4 Competition

          The global coal industry comprises markets for black (metallurgical and thermal) and brown (lignite) coal, and is highly competitive.

          Growth in the demand for steel, especially in Asia, underpins demand for metallurgical coal, while growth in demand for electricity supports demand for thermal coal. We expect robust supply and lower prices for metallurgical coal in the next few years, which will reduce investments in new greenfield projects and may result in supply imbalances in the long term. Port and rail constraints in certain supply regions, which cannot be solved without significant capital expenditures, could lead only to limited availability of incremental metallurgical coal production.

          Competition in the coal industry is based primarily on the economics of production costs, coal quality and transportation costs. Our key competitive strengths are the ownership of a transportation corridor, the proximity to the Atlantic and Indian markets (as compared to our main competitors) and our lower production costs (as compared to other producers).

          Major participants in the seaborne coal market are subsidiaries, affiliates and joint ventures of BHP Billiton, Glencore Xstrata, Anglo American, Rio Tinto, Teck Cominco, Peabody, Walter Energy and the Shenhua Group, among others.

4. Fertilizer nutrients

  4.1 Phosphates

          We operate our phosphates business through subsidiaries and joint ventures, as set forth in the following table.

		Our share of capital
Company	Location	Voting	Total	Partners
		(%)
Vale Fertilizantes	Uberaba, Brazil	100.0	100.0	–
MVM Resources International, B.V.	Bayóvar, Peru	51.0	40.0	Mosaic, Mitsui

          Vale Fertilizantes is a producer of phosphate rock, phosphate fertilizers ("P") (e.g., monoammonium phosphate ("MAP"), dicalcium phosphate ("DCP"), triple superphosphate ("TSP") and single superphosphate ("SSP") and nitrogen ("N") fertilizers (e.g., ammonia and ammonium nitrate). It is the largest producer of phosphate and nitrogen crop nutrients in Brazil. Vale Fertilizantes operates the following phosphate rock mines, through concessions for indefinite period: Catalão, in the state of Goiás, Tapira, Patos de Minas and Araxá, all in the state of Minas Gerais, and Cajati, in the state of São Paulo, in Brazil. In addition, Vale Fertilizantes has nine processing plants for the production of phosphate and nitrogen nutrients, located at Catalão, Goiás; Araxá, Patos de Minas and Uberaba, Minas Gerais; Guará, Cajati, and three plants in Cubatão, São Paulo.

          Since 2010 we have also operated the Bayóvar phosphate rock mine in Peru, with nominal capacity of 3.9 Mtpy, through a concession for indefinite period.

          The following table sets forth information about our phosphate rock production.

		Production for the year ended December 31,
Mine	Type	2012	2013	2014
		(thousand metric tons)
Bayóvar	Open pit	3,209	3,546	3,801
Catalão	Open pit	1,026	1,057	1,055
Tapira	Open pit	2,068	1,869	2,005
Patos de Minas	Open pit	44	53	73
Araxá	Open pit	1,084	1,111	883
Cajati	Open pit	550	640	605

Total		7,982	8,277	8,421

          The following table sets forth information about our phosphate and nitrogen nutrients production.

	Production for the year ended December 31,
Product	2012	2013	2014
	(thousand metric tons)
Monoammonium phosphate (MAP)	1,201	1,128	1,065
Triple superphosphate (TSP)	913	905	910
Single superphosphate (SSP)	2,226	2,102	1,854
Dicalcium phosphate (DCP)	511	444	502
Ammonia(1)	475	347	178
Urea(2)	483	219	0
Nitric acid	478	416	469
Ammonium nitrate	490	419	485

(1)
After the sale of Araucária in June 2013, we only produce ammonia in our Cubatão plant.
(2)
After the sale of Araucária in June 2013, we no longer produce urea.

  4.2 Potash

          We conduct potash operations in Brazil at the parent-company level, with mining concessions of indefinite duration. We have leased Taquari-Vassouras, the only potash mine in Brazil (in Rosario do Catete, in the state of Sergipe), from Petrobras since 1992. In April 2012, we extended the lease for 30 more years. The following table sets forth information on our potash production.

		Production for the year ended December 31,
					2014 Process Recovery
Mine	Type	2012	2013	2014
		(thousand metric tons)			(%)
Taquari-Vassouras	Underground	549	492	492	82.9

  4.3 Customers and sales

          All potash sales from the Taquari-Vassouras mine are to the Brazilian market. In 2014, our sales represented approximately 5% of total potash sold in Brazil. We have a strong presence and long-standing relationships with the major market participants in Brazil, with more than 50% of our sales in 2014 generated from four long-term customers.

          Our phosphate products are mainly sold to fertilizer blenders. In 2014, our sales represented approximately 27% of total phosphate sold in Brazil, with imports representing around 58% of total supply. In the high-concentration segment our production represented 86% of total Brazilian production, with products like MAP and TSP. In the low-concentration phosphate nutrients segment our production represented 71% of total Brazilian production, with products like SSP.

  4.4 Competition

          The industry is divided into three major nutrients: potash, phosphate and nitrogen. There are limited resources of potash around the world, with Canada, Russia and Belarus being the most important sources, each of which having only a few producers. The industry presents a high level of investment and a long time required for a project to mature. In addition, the potash industry is highly concentrated, with the five major producers accounting for 83% of total world production capacity. While potash is a scarcer resource, phosphate is more available, but the major exporters are located in the northern region of Africa (Morocco, Algeria and Tunisia) and in the United States. The top five phosphate rock producing countries (China, Morocco, United States, Russia and Jordan) account for 77% of global production in 2014, of which roughly 11% is exported. However, higher value-added products such as MAP and DAP are usually traded instead of phosphate rock due to cost efficiency.

          Brazil is one of the largest agribusiness markets in the world due to its high production, exports and consumption of grains and biofuels. It is the fourth-largest consumer of fertilizers in the world and one of the largest importers of potash, phosphates, phosphoric acid and urea. Brazil imports 95% of its potash consumption, which amounted to approximately 9 Mtpy of KCl (potassium chloride) in 2014, 14% higher than 2013, from Belarusian, Canadian, Russian, German, Chilean and Israeli producers, in descending order. In terms of global consumption, China, the United States, Brazil and India represent 61% of the total, with Brazil alone representing 15% of the total. Our fertilizer projects are highly competitive in terms of cost and logistics to supply the Brazilian market.

          Most phosphate rock concentrate is consumed locally by downstream integrated producers, with the seaborne market corresponding to 14% of total phosphate rock production. Major phosphate rock exporters are concentrated in North Africa, mainly through state-owned companies, with Moroccan OCP Group holding 33% of the total seaborne market. Brazil imports 58% of the total phosphate nutrients it needs through phosphate fertilizer products. The phosphate rock imports supply non-integrated producers of phosphate fertilizer products such as SSP, TSP and MAP.

          Nitrogen-based fertilizers are derived primarily from ammonia (NH3), which, in turn, is made from nitrogen present in the air and natural gas, making this an energy-intensive nutrient. Ammonia and urea are the main inputs for nitrogen-based fertilizers. Consumption of nitrogen-based fertilizers has a regional profile due to the high cost associated with transportation and storage of ammonia, which requires refrigerated and pressurized facilities. As a result, only 10% of the ammonia produced worldwide is traded. Asia receives the largest volume of imports, accounting for 37% of global trade. Main exporting countries are Russia, Trinidad and Saudi Arabia.

5. Infrastructure

  5.1 Logistics

          We have developed our logistics business based on the transportation needs of our mining operations and we also provide transportation services for other customers.

          We conduct our logistics businesses at the parent-company level and through subsidiaries and joint ventures, as set forth in the table below.

			Our share of capital
Company	Business	Location	Voting	Total	Partners
			(%)
Vale	Railroad (EFVM and EFC), port and maritime terminal operations	Brazil	–	–	–
VLI(1)	Railroad, port, inland terminal and maritime terminal operations. Holding of certain general cargo logistics assets	Brazil	37.6	37.6	FI-FGTS, Mitsui and Brookfield
MRS	Railroad operations	Brazil	46.8	47.6	CSN, Usiminas and Gerdau
CPBS	Port and maritime terminal operations	Brazil	100	100	–
PTV	Port and maritime terminal operations	Indonesia	59.2	59.2	Sumitomo, public investors
Vale Logística Argentina	Port operations	Argentina	100	100	–
CEAR(2)(4)	Railroad	Malawi	43.4	43.4	Portos e Caminhos de Ferro de Moçambique, E.P.
CDN(3)(4)	Railroad and maritime terminal operations	Mozambique	43.4	43.4	Portos e Caminhos de Ferro de Moçambique, E.P.
CLN(4)	Railroad and port operations	Mozambique	80.0	80.0	Portos e Caminhos de Ferro de Moçambique, E.P.
Vale Logistics Limited(4)	Railroad operations	Malawi	100	100	–
Transbarge Navegación	Paraná and Paraguay Waterway System (Convoys)	Paraguay	100	100	–
VNC	Port and maritime terminal operations	New Caledonia	80.5	80.5	Sumic, SPMSC
VMM	Port and maritime terminal operations	Malaysia	100	100	–

(1)
BNDES holds debentures issued by Vale that are exchangeable into part of Vale's stake in VLI. Vale's equity interests in VLI may be reduced by up to 8% if BNDES exercises its rights under those debentures.
(2)
Vale controls its interest in CEAR through an 85% interest in SDCN, which owns 51% of CEAR.
(3)
Vale controls its interest in CDN through an 85% interest in SDCN, which owns 51% of CDN.
(4)
Upon completion of the transaction with Mitsui, we will hold 21.7% of the voting and total capital of CEAR, 21.7% of the voting and total capital of CDN, 40% of the voting and total capital of CLN and 50% of the voting and total capital of VLL.

  5.1.1 Railroads

  Brazil

          Vitória a Minas railroad ("EFVM").    The EFVM railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais to the Tubarão Port, in Vitória, in the Brazilian state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The EFVM railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located in this area and major agricultural regions are also accessible to it. VLI has rights to use railroad transportation capacity on our EFVM railroad. In 2014, the EFVM railroad transported a daily average of 326.8 metric tons of iron ore, or a total of 79.4 billion ntk of iron ore and other cargo, of which 17.2 billion ntk, or 21.7%, consisted of cargo transported for customers, including iron ore for Brazilian customers. The EFVM railroad also carried 955 thousand passengers in 2014. In 2014, we had a fleet of 323 locomotives and 15,146 wagons at EFVM.

          Carajás railroad ("EFC").    The EFC railroad links our Northern System mines in the Carajás region in the Brazilian state of Pará to the Ponta da Madeira maritime terminal, in São Luis, in the Brazilian state of Maranhão. We operate the EFC railroad under a 30-year renewable concession, which expires in 2027. EFC extends for 892 kilometers from our Carajás mines to our Ponta da Madeira maritime terminal complex facilities located near the Itaqui Port. Its main cargo is iron ore, principally carried for us. VLI has rights to use railroad transportation capacity on our EFC railroad. In 2014, the EFC railroad transported a daily average of 319.0 metric tons of iron ore. In 2014, the EFC railroad carried a total of 105.9 billion ntk of iron ore and other cargo, 3.5 billion ntk of which was cargo for customers, including iron ore for Brazilian customers. EFC also carried 307 thousand passengers in 2014. EFC supports the largest train, in terms of capacity, in Latin America, which measures 3.5 kilometers, weighs 42.01 gross metric tons when loaded and has 330 cars. In 2014, EFC had a fleet of 277 locomotives and 16,158 wagons.

          The principal items of cargo of the EFVM and EFC railroads are:

  •
  iron ore and iron ore pellets and manganese ore, carried for us and customers;

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

          VLI.    VLI provides integrated logistics solutions through 7,920 kilometers of railroads in Brazil (FCA and FNS), five inland terminals with a total storage capacity of 240,000 tons and three maritime terminals and ports operations. We hold a 37.6% stake in VLI, and are party to a shareholders' agreement with FI-FGTS, Mitsui and Brookfield. VLI's main railroad assets are:

  •
  Ferrovia Centro-Atlântica ("FCA").  Central-east regional railway network of the Brazilian national railway system, held under a 30-year renewable concession, which expires in 2026. The central east network has 7,220 kilometers of track, extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro, Goiás and the Federal District of Brazil;

  •
  Ferrovia Norte-Sul railroad ("FNS").  A 30-year renewable subconcession for the commercial operation of a 720-kilometer stretch of the North-South railroad in Brazil, between the cities Açailandia, in the state of Maranhão, and Porto Nacional, in the state of Tocantins. This railway is connected to EFC railroad, and creates a new corridor for the transportation of general cargo, mainly for the export of soybeans, rice and corn produced in the center-northern region of Brazil; and

  •
  Right to use capacity of our EFVM and EFC railroads for general cargo.

          In 2014, VLI transported a total of 31.95 billion ntk of general cargo, including 18.7 billion ntk from FCA and FNS and 13.3 billion ntk through operational agreements with Vale.

          MRS Logística S.A.    ("MRS"). The MRS railroad is 1,643 kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. In 2014, the MRS railroad carried a total of 164 million metric tons of cargo, including 70.5 million metric tons of iron ore and other cargo from Vale.

  Africa

          We are ramping up the Nacala Corridor, which connects the Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique, and which crosses into the Republic of Malawi. The Nacala Corridor consists of railway and port infrastructure, including greenfield and existing railways in Mozambique and Malawi and a new coal port in Mozambique. The Nacala Corridor will allow for the expansion of the Moatize mine and support our operations in Southeastern Africa. In Mozambique, we are operating under two concession agreements held by our subsidiary Corredor Logístico Integrado de Nacala S.A. ("CLN"), which will expire in 2043, subject to renewal, and we are rehabilitating existing railroads under a concession held by our subsidiary Corredor de Desenvolvimento do Norte S.A. ("CDN"), which will expire in 2035. In Malawi, we are operating under a concession held by our subsidiary Vale Logistics Limited ("VLL"), which will expire in 2041, subject to renewal, and we are rehabilitating existing railroads under a concession held by our subsidiary Central East African Railway Company Limited ("CEAR"), which was extended in 2013 for a 30-year period from the commencement of rail services under VLL's greenfield railway concession.

          In December 2014, we entered into an investment agreement providing for Mitsui to acquire half of our stake in the Nacala Corridor. Our equity stake in CLN, CDN, VLL and CEAR will be transferred to a holding company jointly owned (50% each) and controlled by Vale and Mitsui. Mitsui will invest US$313 million in this holding company, in equity and quasi-equity instruments, which will be used to fund the project. Vale and Mitsui are seeking project financing, without recourse to Vale or Mitsui, to fund the remaining capital expenditures required for the Nacala Corridor project and to replace part of the funding provided by Vale. The transaction is subject to certain conditions precedent, and closing is expected for 2015.

  5.1.2 Ports and maritime terminals

  Brazil

          We operate a port and maritime terminals principally as a means to complete the delivery of our iron ore and iron ore pellets to bulk carrier vessels serving the seaborne market. See Ferrous Minerals—Iron ore and pellets—Iron ore operations. We also use our port and terminals to handle customers' cargo.

          Tubarão Port.    The Tubarão Port, which covers an area of 18 square kilometers, is located near the Vitória Port in the Brazilian state of Espírito Santo and contains the iron ore maritime terminal and the general cargo terminals (Praia Mole Terminal and the Terminal de Produtos Diversos).

  •
  The iron ore maritime terminal has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 405,000 DWT at a time, limited at 23 meters draft. In Pier I there are two ship loaders, which can load up to 13,500 metric tons per hour each. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour continuously. In 2014, 101.5 million metric tons of iron ore and iron ore pellets were shipped through the terminal for us. The iron ore maritime terminal has a storage yard with a capacity of 3.4 million metric tons.

  •
  Praia Mole terminal is principally a coal terminal and handled 11.3 million metric tons in 2014. VLI has rights to use the capacity of the Praia Mole terminal.

  •
  Terminal de Produtos Diversos handled 7.4 million metric tons of grains and fertilizers in 2014. VLI has rights to use the capacity of the Terminal de Produtos Diversos.

          Ponta da Madeira maritime terminal.    Our Ponta da Madeira maritime terminal is located near the port of Itaqui, in the Brazilian state of Maranhão. Pier I can accommodate vessels of up to 420,000 DWT and has a maximum loading rate of 16,000 tons per hour. Pier III, which has two berths and three shiploaders, can accommodate vessels of up to 200,000 DWT at the south berth and 180,000 DWT at the north berth (or two vessels of 180,000 DWT simultaneously), subject to tide conditions, and has a maximum loading rate of 8,000 metric tons per hour in each shiploader. Pier IV (south berth) is able to accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 tons per hour. Cargo shipped through our Ponta da Madeira maritime terminal consists of our own iron ore production. Other cargo includes manganese ore produced by us and pig iron and soybeans for unrelated parties. In 2014, 112.3 million metric tons of iron ore were handled through the terminal. The Ponta da Madeira maritime terminal has a storage yard with a static capacity of 8.9 million tons, which will be expanded to 10.7 million tons.

          Itaguaí maritime terminal—Cia. Portuária Baía de Sepetiba ("CPBS"). CPBS is a wholly-owned subsidiary that operates the Itaguaí terminal, in the Sepetiba Port, in the Brazilian state of Rio de Janeiro. Itaguaí's maritime terminal has a pier with one berth that allows the loading of ships up to 17.8 meters of draft and approximately 200,000 DWT of capacity. In 2014, the terminal uploaded 23.8 million metric tons of iron ore.

          Guaíba Island maritime terminal.    We operate a maritime terminal on Guaíba Island in the Sepetiba Bay, in the Brazilian state of Rio de Janeiro. The iron ore terminal has a pier with two berths that allows the loading of ships of up to 350,000 DWT. In 2014, the terminal uploaded 40.6 million metric tons of iron ore.

          VLI also operates Inácio Barbosa maritime terminal (TMIB), owned by Petrobras, in the state of Sergipe; Santos maritime terminal (TIPLAM), in the state of São Paulo, which is jointly owned by VLI and Vale Fertilizantes; and Pier II in the Itaqui port, which can accommodate vessels of up to 155,000 DWT and has a maximum loading rate of 8,000 tons per hour.

  Argentina

          Vale Logística Argentina S.A. ("Vale Logística Argentina") operates a terminal at the San Nicolas port located in the province of Buenos Aires, Argentina, where Vale Logística Argentina has a permit to use a storage yard covering 20,000 square meters until October 2016 and an agreement with third parties for an extra storage yard of 15,000 square meters. We handled 1.12 million metric tons of iron and manganese ore through this port in 2014, which came from Corumbá, Brazil, via the Paraguay and Paraná rivers, for shipment to Brazilian, Asian and European markets. The loading rate of this port is 24,000 tons per day and the unloading rate is 13,200 tons per day.

  Oman

          Vale Oman Distribution Center LLC ("VODC") operates a distribution center in Liwa, Sultanate of Oman. The maritime terminal has a 1.4 kilometer deep water jetty, which is integrated with a storage yard that has a throughput capacity to handle 40 Mtpy of iron ore and pellets per year. The loading nominal capacity is 10,000 tons per hour and the unloading nominal capacity is 9,000 tons per hour.

  Indonesia

          PTVI owns and operates two ports in Indonesia to support its nickel mining activities.

  •
  The Balantang Special Port is located in Balantang Village, South Sulawesi, and has two types of piers, with total capacity of 10,000 DWT a two barge slips for barges with capacity of up to 4,000 DWT each for dry bulk cargo and a general cargo wharf for vessels of up to 2,000 DWT.

  •
  The Tanjung Mangkasa Special Port is located in Lampia Village, South Sulawesi, with mooring buoys that can accommodate vessels with capacity of up to 20,000 DWT, and a terminal that can accommodate fuel tanker vessels with capacity of up to 2,000 DWT, totaling capacity of 22,000 DWT.

  New Caledonia

          We own and operate a port in Prony Bay, Province Sud, New Caledonia. This port has three terminals, including a passenger ferry terminal able to berth two ships up to 50m long, a dry bulk wharf where vessels of up to 55,000 DWT can unload at a rate of 8,000 tons per day and a general cargo wharf where vessels up to 215m long can berth. The general cargo wharf can move containers at a rate of 10 per hour and liquid fuels (LPG, HFO, Diesel) at a rate of 350 cubic meters per hour, and break-bulk. The port's container yard, covering an area of approximately 13,000 square meters, can receive up to 1,000 units. A bulk storage yard is linked to the port by a conveyor and has a storage capacity of 94,000 tons of limestone, 95,000 tons of sulfur, and 60,000 tons of coal.

  Malaysia

          Teluk Rubiah Maritime Terminal ("TRMT"). TRMT is located in the Malaysian state of Perak and has a pier with two berths that allows the unloading of vessels of approximately 400,000 DWT of capacity and the loading of vessels up to 220,000 DWT of capacity. In 2014, the terminal unloaded 3.09 million metric tons of iron ore and uploaded 2.58 million metric tons of iron ore.

  5.1.3 Shipping

          We continue to develop and operate a low-cost fleet of vessels, comprised of our own ships and ships chartered pursuant to medium and long-term contracts to transport our cargoes from Brazil to our markets. We have 32 vessels in operation, including 19 Valemax vessels, with a capacity of 400,000 DWT each, and 13 capsize vessels with capacities ranging from 150,000 to 250,000 DWT. We have 16 Valemax vessels under long-term contracts. To support our iron ore delivery strategy, Vale owns and operates two floating transfer stations in Subic Bay, Philippines that transfer iron ore from Valemax vessels to smaller vessels that deliver the cargo to its destinations. We expect this service to enhance our ability to offer our iron ore products in the Asian market at competitive prices and to increase our market share in China and the global seaborne market. In 2014, we shipped approximately 158 million metric tons of iron ore and pellets on a CFR and CIF basis.

          In 2014, we entered into framework agreements for strategic cooperation in iron ore transportation with shipping companies and financial institutions based in China and Hong Kong. Pursuant to these framework agreements, we are negotiating (i) long-term contracts for affreightment to secure long-term access to shipping capacity for the transportation of our iron ore from Brazil to Asia and to protect against volatility in freight, and (ii) the sale of six of our very large ore carriers of 400,000 DWT.

          In the Paraná and Paraguay waterway system, we transport iron ore and manganese ores through our subsidiary Transbarge Navegación, which transported 2.35 million tons through the waterway system in 2014, and other chartered convoys. The barges are discharged in our local customers' terminals, in contracted terminals in Argentina or in the facilities of our subsidiary Vale Logística Argentina, which load the ore into ocean-going vessels. Vale Logística Argentina loaded 1.05 million tons of ore, of a total loading capacity of 3 million tons, at San Nicolas port into ocean-going vessels in 2014. In 2010, we purchased two tugboats, Morro Alto and Morro Azul, that will begin operations in 2015.

          We manage a fleet of 26 tug boats in total, of which we own 25 and one is leased. We directly operate ten tug boats, which are operated in the ports of Vitória and Mangaratiba, in the states of Espírito Santo and Rio de Janeiro, respectively. Six tug boats, operated in the ports of São Luís and Aracaju, in the Brazilian states of Maranhão and Sergipe respectively, are operated by consortium companies, in which we have a 50% stake. Ten other tug boats are freighted to and operated by third parties, under their responsibility, in other ports in Brazil.

  5.2 Energy

          We have developed our energy assets based on the current and projected energy needs of our operations, with the goal of reducing our energy costs and minimizing the risk of energy shortages.

  Brazil

          Energy management and efficient supply in Brazil are priorities for us, given the uncertainties associated with changes in the regulatory environment and the risk of rising electricity prices. In 2014, our installed capacity in Brazil was 1.3 GW. We use the electricity produced by these plants for our internal consumption needs. We currently have stakes in nine hydroelectric power plants and four small hydroelectric power plants in operation. The hydroelectric power plants of Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I, Capim Branco II and Machadinho are located in the Southeastern and Southern regions, and Estreito is located in the Northern region. The small hydroelectric power plants of Ituerê, Melo, Glória and Nova Maurício are localized in the Southeastern region. Our joint venture Aliança Geração holds our and CEMIG GT's interests in the following hydroelectric power plants: Porto Estrela, Igarapava, Funil, Capim Branco I e II, Aimorés and Candonga. See Business Overview—Significant changes in our business.

          In 2014, we have a 9% stake in Norte Energia, the company established to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará. Upon completion of the transaction we entered into with CEMIG GT, we will indirectly hold a 4.59% stake in Norte Energia through Aliança Norte Energia. Our participation in the Belo Monte project gives us the right to purchase 9% of the electricity generated by the plant, which has already been contracted through a long term power purchase agreement entered into with Norte Energia. This power purchase agreement will not be affected by the transactions described in Business Overview—Significant changes in our business—Restructuring our investments in power generation.

          We also produce palm oil in the Brazilian state of Pará, which will be used to produce biodiesel, through an extraction plant with an installed capacity of 100,000 tons of palm oil per year. The biodiesel is blended with regular diesel to produce a fuel called B20 (containing 20% biodiesel), which will be used to power our fleet of mining trucks, heavy machinery and locomotives in the Northern System operations.

  Canada

          In 2014, our wholly-owned and operated hydroelectric power plants in Sudbury generated 17% of the electricity requirements of our Sudbury operations. The power plants consist of five separate generation stations with an installed generator nameplate capacity of 56 MW. The output of the plants is limited by water availability, as well as by constraints imposed by a water management plan regulated by the provincial government of Ontario. Over the course of 2014, average demand for electrical energy was 195 MW to all surface plants and mines in the Sudbury area.

          In 2014, diesel generation provided 100% of the electric requirements of our Voisey's Bay operations. We have six diesel generators on-site producing 12 MW.

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

6.    Other investments

          We have a 25% stake in two iron ore pelletizing plants in China, Zhuhai YPM and Anyang. The remaining stake in Zhuhai YPM is owned by Zhuhai Yueyufeng Iron and Steel Co. Ltd. and Halswell Enterprises Limited, and the remaining stake in Anyang is owned by Anyang Iron & Steel Co., Ltd.

          We have a 25% stake in coal operations in China, Longyu (in the Henan province) and Yankuang (in the Shandong Province). Longyu produces metallurgical and thermal coal and other related products, and the remaining interests are owned by Yongmei Group Co., Ltd. (former Yongcheng Coal & Electricity (Group) Co. Ltd.), Shanghai Baosteel International Economic & Trading Co., Ltd. and other minority shareholders. Yankuang produces metallurgical coke, methanol, tar oil and benzene, the remaining interests are owned by Yankuang Group Co. Ltd. and Itochu Corporation.

          We own a 50% stake in California Steel Industries, Inc. ("CSI"), a producer of flat-rolled steel and pipe products located in California, United States. The remainder is owned by JFE Steel. CSI's annual production capacity is approximately 2.8 million metric tons of flat and pipe products. In addition, we have a 26.9% stake in the ThyssenKrupp Companhia Siderúrgica do Atlântico ("TKCSA") integrated steel slab plant in the Brazilian state of Rio de Janeiro. The plant started operations in 2010, and produced 4.1 Mt of slabs in 2014. TKCSA production capacity of 5.0 Mtpy of slabs and will consume 8.5 million metric tons of iron ore and iron ore pellets per year, when at full capacity, supplied exclusively by Vale. We are also involved in two other steel projects in Brazil: Companhia Siderúrgica do Pecém ("CSP"), which is currently under construction, and Aços Laminados do Pará ("Alpa"), which is under review pending discussions with the Brazilian government.

          We own minority interests in two bauxite mining businesses that are both located in Brazil: Mineração Rio do Norte S.A. ("MRN") and Mineração Paragominas S.A. ("Paragominas"). We have agreed to transfer our interests in Paragominas to Hydro in two equal tranches in 2014 and 2016. We completed the transfer of the 2014 tranche in December, and we currently have a 13.63% indirect interest in Paragominas.

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

          We periodically revise our reserve estimates when we have new geological data, economic assumptions or mining plans. During 2014, we performed an analysis of our reserve estimates for certain projects and operations, which is reflected in new estimates as of December 31, 2014. Reserve estimates for each operation assume that we either have or expect to obtain all of the necessary rights and permits to mine, extract and process ore reserves at each mine. For some of our operations, the projected exhaustion date includes stockpile reclamation that occurs after mining has ceased. Where we own less than 100% of the operation, reserve estimates have not been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to reserves and reserve estimates, see Risk factors.

          Our reserve estimates are based on certain assumptions about future prices. We have determined that our reported reserves could be economically produced if future prices for the products identified in the following table were equal to the three-year average historical prices through December 31, 2014. For this purpose, we used the three-year historical average prices set forth in the following table.

Commodity	Three-year average historical price	Pricing source
(US$ per metric ton, unless otherwise stated)
Iron ore:
Vale(1)	120.76	Average Platts IODEX (62% Fe CFR China, US$/dmt)
Samarco(2)	141.94	Average realized price for pellets and pellet feeds (US$/dmt)
Coal:
Metallurgical—Moatize	134.40	Average realized hard metallurgical coal price
Metallurgical—Integra underground	125.18	Average realized semi hard metallurgical coal price
Metallurgical—Integra open cut	97.28	Average semi soft metallurgical coal realized price
Metallurgical—Carborough Downs	135.16	Average hard metallurgical coal realized price
Metallurgical—Isaac Plains	113.50	Average semi hard metallurgical coal realized price
PCI—Carborough Downs	116.84	Average PCI realized price
PCI—Isaac Plains(3)	119.80	Average PCI realized price
Thermal—Integra open cut	88.09	Average thermal realized price
Thermal—Isaac Plains	84.39	Average thermal realized price
Thermal—Moatize	68.80	Average thermal realized price
Base metals:
Nickel(4)	7.47	LME Ni (US$/lb)
Copper	3.35	LME Cu (US$/lb)
Nickel by-products:
Platinum	1,475.00	Average realized price (US$/oz)
Palladium	724.00	Average realized price (US$/oz)
Gold	1,449.00	Average realized price (US$/oz)
Cobalt(4)	12.95	99.3% low cobalt metal (US$/lb) (source: Metal Bulletin)
Fertilizer nutrients:
Phosphate	148.09	Average benchmark price for phosphate concentrate, FOB Morocco (source: Fertilizer Week)
Potash	378.60	Average benchmark price for potash, FOB Vancouver (source: Fertilizer Week)
Manganese ore(5):
Manganese lump ore	177.53	Average realized price (US$/dmt)
Manganese sinter feed	147.08	Average realized price (US$/dmt)

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
(5)
Prices mostly on a Delivery Duty Unpaid (DDU) and Cost, Insurance & Freight (CIF) China basis.

Iron ore reserves

          The following tables set forth our iron ore reserves and other information about our iron ore mines. Total iron ore reserves increased 0.2% from 2013 to 2014, after mine production depletion, reflecting new reserves from MCR, Jangada and Apolo. These reserves increased as a result of updated geological models based on new drilling and revisions in some grade cutoffs and pit limits.

	Summary of total iron ore reserves(1)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System	1,768.2	46.5	3,371.9	46.5	5,140.0	46.5	5,247.7	46.5
Southern System	2,072.1	45.8	3,509.8	43.6	5,581.9	44.4	5,599.6	44.4
Midwestern System	85.7	63.3	254.0	61.8	339.7	62.2	31.4	62.3
Northern System	4,674.8	66.7	2,405.9	66.6	7,080.7	66.7	7,184.0	66.7

Total Systems	8,600.8	57.5	9,541.5	51.0	18,142.3	54.0	18,062.7	53.9

Samarco(2)	1,384.2	40.5	1,525.5	38.8	2,909.7	39.6	2,946.1	39.7

Total	9,985.1	55.1	11,067.1	49.3	21,052.0	52.0	21,008.8	51.9

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture contents: Southeastern System 3.9%; Southern System 4.3%; Midwestern System 8.1%; Northern System 5.8%; and Samarco 6%. Grade is % of Fe.
(2)
Our equity interest in Samarco is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.

	Iron ore reserves per mine in the Southeastern System(1)(2)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Itabira
Conceição	456.6	45.6	93.3	47.9	549.9	46.0	584.8	46.1
Minas do Meio	189.5	50.5	60.9	48.9	250.4	50.1	272.6	50.8
Minas Centrais
Água Limpa(3)	15.3	41.9	5.2	42.8	20.5	42.1	27.0	42.2
Brucutu	192.1	50.1	240.3	48.1	432.4	49.0	470.3	49.3
Apolo(4)	47.9	57.4	622.3	56.3	670.2	56.3	632.1	56.1
Mariana
Alegria	203.3	45.9	141.8	43.8	345.1	45.1	356.8	45.4
Fábrica Nova	363.9	43.3	775.3	40.9	1,139.2	41.6	1,158.3	41.8
Fazendão	299.6	45.7	306.2	40.6	605.8	43.1	619.2	43.2
Capanema	–	–	610.7	47.1	610.7	47.1	610.7	47.1
Conta História	–	–	515.9	45.4	515.9	45.4	515.9	45.4

Total Southeastern System	1,768.2	46.5	3,371.9	46.5	5,140.0	46.5	5,247.7	46.5

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture contents: Itabira 1.5%; Minas Centrais 5.9%; Mariana 3.9%. Grade is % of Fe. Approximate drill hole spacing used to classify the reserves were: 100m × 100m to proven reserves and 200m × 200m to probable reserves.
(2)
Average product recovery (tonnage basis) is: 57% for Itabira, 71% for Minas Centrais and 54% for Mariana.
(3)
Vale's equity interest in Água Limpa is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.
(4)
Apolo increased reserves due to updated geological resource model and new final pit limits.

	Iron ore reserves per mine in the Southern System(1)(2)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Minas Itabiritos
Segredo	144.3	51.6	96.8	44.3	241.1	48.7	245.5	48.7
João Pereira	623.4	40.8	336.6	40.8	960.0	40.8	986.7	40.9
Sapecado	325.3	44.7	260.1	42.6	585.4	43.7	606.6	44.0
Galinheiro	255.7	45.5	889.0	43.5	1,144.7	43.9	1,153.8	44.0
Vargem Grande
Tamanduá	48.4	59.5	349.0	47.5	397.4	49.0	402.8	49.2
Capitão do Mato	217.9	50.6	954.0	45.3	1,171.9	46.3	1,186.5	46.5
Abóboras	313.8	41.6	596.4	40.0	910.1	40.5	917.1	40.7
Paraopeba
Jangada(3)	90.1	61.3	23.4	58.5	113.4	60.7	35.7	66.6
Capão Xavier	53.4	65.0	4.4	64.0	57.7	64.9	64.9	65.0

Total Southern System	2,072.1	45.8	3,509.8	43.6	5,581.9	44.4	5,599.6	44.4

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine. Grade is % of Fe, based on the following moisture contents: Minas Itabirito 5.0%; Vargem Grande 3.1%; Paraopeba 5%. Approximate drill hole spacing used to classify the reserves were: 100m × 100m to proven reserves and 200m × 200m to probable reserves.
(2)
Average product recovery (tonnage basis) is: 48% for Minas Itabirito, 49% for Vargem Grande and 91% for Paraopeba.
(3)
Jangada mine reserves increased due to new cut off limits and new product definition.

	Iron ore reserves per mine in the Midwestern System(1)(2)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Corumbá
Urucum	6.1	63.0	22.8	62.2	28.9	62.4	31.4	62.3
MCR	79.7	63.3	231.2	61.8	310.8	62.2

Total Midwestern System	85.7	63.3	254.0	61.8	339.7	62.2	31.4	62.3

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture contents: 8.1%. Grade is % of Fe. Approximate drill hole spacing used to classify the reserves were: 70m × 70m to proven reserves and 140m × 140m to probable reserves.
(2)
Average product recovery (tonnage basis) for Corumbá is 82%.

	Iron ore reserves per mine in the Northern System(1)(2)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Serra Norte
N4W	1,072.0	66.5	273.8	66.1	1,345.8	66.5	1,374.7	66.5
N4E	220.2	66.5	81.5	66.0	301.7	66.4	325.2	66.4
N5	194.9	66.9	693.1	67.3	887.9	67.2	937.1	67.2
Serra Sul
S11	3,045.8	66.8	1,193.7	66.7	4,239.6	66.7	4,239.6	66.7
Serra Leste
SL1	141.9	65.7	163.7	65.2	305.6	65.4	307.4	65.4

Total Northern System	4,674.8	66.7	2,405.9	66.6	7,080.7	66.7	7,184.0	66.7

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
(2)
Average product recovery (tonnage basis) is 100%.

	Iron ore reserves per Samarco(1)(2)(3)(4)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Samarco
Alegria Norte/Centro	818.70	42.1	925.3	40.4	1,744.0	41.2	1,762.3	41.3
Alegria Sul	511.8	38.0	573.6	36.2	1,085.4	37.0	1,103.6	37.1
Germano	53.7	40.0	26.5	39.2	80.2	39.8	80.2	39.8

Total Samarco	1,384.2	40.5	1,525.5	38.8	2,909.7	39.6	2,946.1	39.7

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
(3)
Samarco's probable reserves increased due to the conversion of proved to probable reserves in areas impacted by environmental uncertainties.
(4)
Samarco recovery was 82% (metal basis).

	Southeastern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Itabira
Conceição	Open pit	1957	2025	100.0
Minas do Meio	Open pit	1976	2022	100.0
Minas Centrais
Água Limpa	Open pit	2000	2017	50.0
Brucutu	Open pit	1994	2023	100.0
Apolo	Open pit	–	2046	100.0
Mariana
Alegria	Open pit	2000	2033	100.0
Fábrica Nova	Open pit	2005	2040	100.0
Fazendão	Open pit	1976	2048	100.0
Capanema	Open pit	–	2057	100.0
Conta História	Open pit	–	2052	100.0

	Southern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Minas Itabiritos
Segredo	Open pit	2003	2047	100.0
João Pereira	Open pit	2003	2045	100.0
Sapecado	Open pit	1942	2046	100.0
Galinheiro	Open pit	1942	2046	100.0
Vargem Grande
Tamanduá	Open pit	1993	2039	100.0
Capitão do Mato	Open pit	1997	2059	100.0
Abóboras	Open pit	2004	2050	100.0
Paraopeba
Jangada	Open pit	2001	2027	100.0
Capão Xavier	Open pit	2004	2018	100.0

	Midwestern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Corumbá
Urucum	Open pit	1994	2029	100.0
MCR	Open pit	1978	2060	100.0

	Northern System iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Serra Norte
N4W	Open pit	1994	2033	100.0
N4E	Open pit	1984	2028	100.0
N5	Open pit	1998	2035	100.0
Serra Sul
S11	Open pit	–	2064	100.0
Serra Leste
SL1	Open pit	2014	2065	100.0

	Samarco iron ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Samarco
Alegria Norte/Centro	Open pit	2000	2053	50.0
Alegria Sul	Open pit	2000	2053	50.0
Germano	Open pit	–	2037	50.0

Manganese ore reserves

          The following tables set forth manganese ore reserves and other information about our mines. Total manganese reserves increased 6% from 2013 to 2014, after mine production depletion, reflecting the revision of the Azul ore reserves.

	Manganese ore reserves(1)(2)(3)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Azul(4)	44.6	29.6	2.4	25.8	47.0	29.4	37.9	40.1
Urucum	9.4	46.3	1.8	46.5	11.2	46.4	11.6	46.3
Morro da Mina	8.7	25.5	5.6	25.3	14.3	25.4	14.4	25.1

Total	62.6	31.5	9.8	29.3	72.4	31.2	63.9	37.9

(1)
The average moisture of the manganese ore reserves is: Azul 16.2%, Urucum 4.2%, Morro da Mina 3.4%.
(2)
The average recovery of the manganese ore reserves is: Azul 58%, Urucum 80%, Morro da Mina 58%.
(3)
The Statement of Ore Reserves as of December 31, 2014 has been reported as wet metric tons and dry % Mn grade.
(4)
Up to 2013 Azul's reserves were reported as product manganese grade. In 2014, reserves are reported as ROM manganese grade.

	Manganese ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Azul	Open pit	1985	2028	100.0
Urucum	Underground	1976	2026	100.0
Morro da Mina	Open pit	1902	2053	100.0

Coal reserves

          Our coal reserve estimates have been provided on an in-place material basis after adjustments for depletion, moisture content, anticipated mining losses and dilution, but excluding any adjustment for losses associated with beneficiation of raw coal mined to meet saleable product requirements.

	Coal ore reserves(1)
	ROM(2)
								Marketable Reserves(3)
		Proven – 2014	Probable – 2014
	Coal type			Total – 2014		Total – 2013		2014	2013
		(tonnage)		(tonnage)	(calorific value)	(tonnage)	(calorific value)	(tonnage)	(tonnage)
Integra Coal:
Integra Open-cut	Metallurgical & thermal	0	0	0	n/a	19.4	29.7 (thermal)	0	10.1
Integra Underground—Middle Liddell Seam	Metallurgical	0	0	0	n/a	6.9	–	0	4.7
Integra Underground—Hebden Seam	Metallurgical	0	0	0	n/a	29.5	–	0	20.6

Total Integra Coal		0	0	0	n/a	55.8	–	0	35.4

Carborough Downs—Underground(4)	Metallurgical & PCI	21.2	2.5	23.7	31.2 (PCI)	26.8	31.2 (PCI)	15.7	17.4
Isaac Plains North Open Cut	Metallurgical, PCI & thermal	0	0	0	n/a	10.8	30.1 (PCI)	0	8.2
Moatize	Metallurgical & thermal l	276.3	1,148.2	1,424.5	28.3 (thermal)	1,437.0	28.3 (thermal)	510.5	515.0

Total		297.5	1,150.7	1,448.2		1,530.4		526.2	576.0

(1)
The reserves stated above by deposit are on a 100% shareholding basis. Vale's ownership interest in accordance with the table below should be used to calculate the portion of reserves directly attributable to Vale.
(2)
Tonnage is stated in millions of metric tons. Reserves are reported on a variable basis in regard to moisture: Integra Open Cut on ROM estimated basis, Integra Underground on ROM estimated basis, Carborough Downs on air dry basis, and Isaac Plains North on ROM estimated basis + 2%.Moatize is reported on in situ 6.5% moisture basis. Calorific value of product coal derived from beneficiation of ROM coal is typically stated in MJ/kg. Calorific value is used in marketing thermal (th) and PCI coals.
(3)
Tonnage is stated in millions of metric tons.
(4)
In calculating reserves, gas drainage is assumed to have been completed in accordance with the mine plan. Reduced reserves are primarily a function of mining depletion during the year.

          Reserves at Integra Open Cut, the Middle Liddell Seam for Integra Underground and Isaac Plains decreased to zero in 2014 partially due to depletion but mainly on account primarily of the coal price forecast. Reserves for the Hebden Seam for Integra Underground were depleted to zero on account of the coal price forecast. Reserves at Carborough Downs and Moatize were reduced due to production depletion.

	Coal mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Integra Coal:
Open-cut(1)	Open pit	1991	n/a	64.8
Middle Liddell Seam(1)	Underground	1999	n/a	64.8
Hebden Seam(1)	Underground	–	n/a	64.8
Carborough Downs(2)	Underground	2006	2021	90.0
Isaac Plains	Open pit	2006	n/a	50.0
Moatize	Open pit	2011	2042	95.0

(1)
Vale's stakes in Integra Open-cut, Middle Liddell Seam and Hebden Seam increased to 64.8% as of December 19, 2014.
(2)
Vale's stake in Carborough Downs increased to 90.0% in December 2014.

Nickel ore reserves

          Our nickel mineral reserve estimates are of in-place material after adjustments for depletion and mining losses (or screening and drying in the cases of PTVI and VNC) and recoveries, with no adjustments made for metal losses due to processing.

	Nickel ore reserves(1)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	47.2	1.25	37.9	1.27	85.2	1.26	101.4	1.25
Thompson	6.2	1.97	15.5	1.67	21.8	1.76	23.9	1.75
Voisey's Bay	11.9	2.76	2.8	0.70	14.7	2.37	17.2	2.38
Indonesia
PTVI	108.0	1.80	17.4	1.75	125.4	1.79	127.5	1.79
New Caledonia
VNC	55.3	1.34	67.0	1.49	122.3	1.42	124.2	1.42
Brazil
Onça Puma	58.7	1.68	40.0	1.39	98.7	1.56	95.3	1.61

Total	287.4	1.64	180.6	1.45	468.0	1.57	489.5	1.57

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of nickel.

          In Canada, our Sudbury operations mineral reserves decreased due to mining depletions, and the reclassification of mineral reserves to mineral resource at Stobie and at Copper Cliff Mine. Mineral reserves at Thompson and Voisey's Bay operations decreased mainly due to mining depletion. Mineral reserves changes at PTVI were due to mining depletion, block model update, reclassification of mineral resources into mineral reserves at Soroako East and, West Blocks and Petea E and F Blocks, and reclassification of mineral reserves to mineral resources in at Lantoa North, Lantoa South and Petea. Mineral reserves at VNC decreased due to mining depletion of the Goro Plateau. Mineral reserves at Onça Puma increased due to the inclusion of unplanned dilution offset by mining depletion.

	Nickel ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Thompson	Underground	1961	2033	100.0
Voisey's Bay	Open pit	2005	2022	100.0
Indonesia
PTVI	Open pit	1977	2035	59.2
New Caledonia
VNC	Open pit	2011	2044	80.5
Brazil
Onça Puma	Open pit	2011	2056	100.0

Copper ore reserves

          Our copper mineral reserve estimates are of in-place material after adjustments for depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Copper ore reserves(1)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	47.2	1.75	37.9	1.44	85.2	1.61	101.4	1.51
Voisey's Bay	11.9	1.54	2.8	0.39	14.7	1.32	17.2	1.34
Brazil
Sossego	111.5	0.70	15.2	0.71	126.6	0.70	137.5	0.77
Salobo	663.3	0.71	515.8	0.61	1,179.1	0.67	1,136.4	0.71
Zambia
Lubambe(2)	2.6	2.22	40.5	2.24	43.1	2.24	n/a	n/a

Total	836.5	0.78	612.2	0.77	1,448.7	0.78	1,392.5	0.78

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of copper.
(2)
Prior to 2014, the Lubambe operation mineral reserves were not reported.

          In Canada, our Sudbury operations mineral reserves decreased due to mining depletion, and the reclassification of mineral reserves to mineral resource at Stobie and at Copper Cliff Mine. Mineral reserves at the Voisey's Bay operations decreased due to mining depletion. In Brazil, the Sossego operations mineral reserves decreased due to mining depletion and a cutoff grade re-evaluation. The mineral reserve estimates at the Salobo operation increased due to the inclusion of unplanned dilution offset by cutoff grade changes and mining depletion.

	Copper ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Voisey's Bay	Open pit	2005	2022	100.0
Brazil
Sossego	Open pit	2004	2024	100.0
Salobo	Open pit	2012	2065	100.0
Zambia
Lubambe	Underground	2013	2038	40.0

PGMs and other precious metals reserves

          We expect to recover significant quantities of precious metals as by-products of our Sudbury, Sossego and Salobo operations. Our mineral reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Precious metals reserves(1)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury
Platinum	47.2	0.9	37.9	1.1	85.2	1.0	101.4	0.9
Palladium	47.2	1.0	37.9	1.3	85.2	1.2	101.4	1.1
Gold	47.2	0.4	37.9	0.4	85.2	0.4	101.4	0.4
Brazil
Sossego
Gold	111.5	0.2	15.2	0.2	126.6	0.2	137.5	0.2
Salobo
Gold	663.3	0.4	515.8	0.3	1,179.1	0.4	1,136.4	0.4

Total Pt + Pd(2)	47.2	1.9	37.9	2.4	85.2	2.2	101.4	2.0
Total Gold	822.0	0.4	568.9	0.3	1,390.9	0.4	1,375.3	0.4

(1)
Tonnage is stated in millions of dry metric tons. Grade is grams per dry metric ton.
(2)
Pt+Pd is the sum of Platinum and Palladium grades

          In Sudbury our mineral reserve estimates for platinum, palladium and gold decreased for the same reasons discussed above in connection with the nickel mineral reserves. In Brazil, mineral reserve estimates for gold changed for the same reasons discussed above in connection with the copper mineral reserves.

	Precious metals mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Brazil
Sossego	Open pit	2004	2024	100.0
Salobo	Open pit	2012	2065	100.0

Cobalt ore reserves

          We expect to recover significant quantities of cobalt as a by-product of our Canadian operations and from the VNC project. Our cobalt reserve estimates are of in-place material after adjustments for depletion and mining losses (or screening in the case of VNC) and recoveries, with no adjustments for metal losses due to processing.

	Cobalt ore reserves(1)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury	47.2	0.04	37.9	0.04	85.2	0.04	101.4	0.04
Voisey's Bay	11.9	0.13	2.8	0.03	14.7	0.11	17.2	0.11
New Caledonia
VNC	55.3	0.12	67.0	0.11	122.3	0.11	124.2	0.11

Total	114.4	0.09	107.7	0.08	222.2	0.08	242.8	0.08

(1)
Tonnage is stated in millions of metric tons. Grade is % of cobalt.

          Our cobalt reserve estimates decreased in 2014 for the same reasons discussed above in connection with the nickel mineral reserves.

	Cobalt ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Voisey's Bay	Open pit	2005	2022	100.0
New Caledonia
VNC	Open pit	2011	2043	80.5

Phosphate reserves

          The total phosphate reserves have increased due to new reserves estimation for Catalão mine and also for Patrocínio project. We had a growth of 49.2% of proven reserves, mostly at Patrocínio project, but also Tapira mine had probable reserves converted into proven reserves as result of new drilling and studies. Our phosphate reserves estimates are of in-place material after adjustments for depletion and mining dilution.

	Phosphate reserves(1)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Bayóvar(2)	159.7	16.3	249.6	14.9	409.3	15.4	415.9	15.5
Catalão	67.5	10.5	30.3	10.6	97.9	10.5	52.8	10.4
Tapira	301.0	7.8	378.1	7.4	679.2	7.6	680.9	6.8
Araxá	124.3	11.7	6.3	9.5	130.6	11.6	132.1	11.7
Cajati	63.9	5.6	45.7	4.7	109.6	5.2	114.4	5.2
Patrocinio project(3)	183.8	13.7	302.3	11.1	486.1	12.1	205.7	11.4

Total	900.2	11.1	1012.3	10.3	1912.5	10.7	1601.8	10.1

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of P2O5.
(2)
Vale holds 51% of the voting capital and 40% of the total capital of MVM Resources International, B.V., the entity that controls Bayóvar. The reserves figures have not been adjusted to reflect our ownership interest.
(3)
Patrocínio project refers to Salitre project and is still subject to approval of our Board of Directors.

	Phosphate rock ore mine
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Bayóvar	Open pit	2010	2045	40.0
Catalão	Open pit	1982	2033	100.0
Tapira	Open pit	1979	2054	100.0
Arax	Open pit	1977	2027	100.0
Cajati	Open pit	1970	2035	100.0
Patrocinio project	Open pit	–	2045(1)	100.0

(1)
Projected exhaustion date limited to economic feasibility study. The life of mine is higher than 2045.

Potash ore reserves

          The reserve estimates are of in-place material after adjustments for depletion, mining losses and recoveries, with no adjustments made for metal losses due to processing. Carnalita project, located at Sergipe state, Brazil, is still subject to approval of our Board of Directors.

	Potash ore reserves(1)(2)
	Proven – 2014		Probable – 2014		Total – 2014		Total – 2013
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Taquari-Vassouras(3)	5.9	25.6	4.6	22.4	10.6	24.2	12.9	24.1
Carnalita Project(4)	247.1	12.2	54.5	12.2	301.6	12.2	301.5	12.1

Total	253.0	12.5	59.1	13.0	312.2	12.6	314.4	12.6

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

          The 2015 investment budget approved by our Board of Directors is US$6.358 billion for project execution, reflecting a 31.2% decrease compared to the 2014 investment budget, and US$3.809 billion for sustaining existing operations, reflecting a 15.6% decrease compared to 2014. This is the fourth consecutive year in which we reduce our capital expenditures, maintaining capital discipline and focusing only on world class projects.

          Most of the capital expenditures budget for project execution will be invested in Brazil (87.3%) and in Mozambique (9.3%). The remaining part has been allocated to investments in Canada, New Caledonia and Indonesia, among others.

	2013 expenditures	2014 expenditures	2015 budget
	(US$ million)	(US$ million)	(US$ million)	(% of total)
Project execution	9,648	7,920	6,358	62.5%
Investments to sustain existing operations	4,585	4,059	3,809	37.5%

Total	US$14,233	US$11,979	US$10,167	100.0%

          We are developing a focused organic growth portfolio with fewer projects, but higher expected rates of return. Our main initiatives, which are described below, account for 71% of the US$6.358 billion budgeted for project execution in 2015.

  •
  Expansion of our integrated iron ore operations in Carajás (US$3.696 billion) through the S11D and CLN S11D projects.

  •
  Completion of the Itabirites projects for the replacement of capacity, increase in production and quality improvement in the iron ore production from the Southern and Southeastern Systems (US$659 million), including the Conceição Itabiritos II, Vargem Grande Itabiritos and Cauê Itabiritos projects.

          The following table sets forth total expenditures in 2014 for our main investment projects and expenditures budgeted for those projects in 2015, together with estimated total expenditures for each project and the estimated start-up date of each project as of December 31, 2014.

			Executed CAPEX		Expected CAPEX
Business area	Main projects(1)	Actual or Estimated Start-up	2014(2)	Total Executed(3)	2015(2)	Total Expected(4)
			(US$ million)
Iron ore	Carajás Serra Sul S11D(5)	2H16	973	3,492	1,321	6,878
	CLN S11D(6)	1H14 to 2H18	1,559	2,653	2,375	9,484
	Serra Leste(7)	1H14	32	440	–	478
	Vargem Grande Itabiritos(7)	2H14	433	1,683	129	1,910
	Conceição Itabiritos II	1H15	228	863	179	1,189
	Cauê Itabiritos	2H15	346	686	350	1,504
	Teluk Rubiah(7)	2H14	236	1,217	5	1,371
Pellet plants	Tubarão VIII(7)	1H14	141	1,187	30	1,321
Coal mining and logistics	Moatize II	2H15	570	1,384	629	2,068
	Nacala Corridor(7)	2H14 to 1H15	1,584	2,892	648	4,444
Copper mining	Salobo II(7)	1H14	350	1,371	72	1,707
Nickel mining and refining	Long Harbour(8)	2H14	65	4,250	–	4,331
Steelmaking	CSP(9)	2H15	182	1,055	185	2,570

(1)
Projects approved by the board of directors.
(2)
All figures presented on a cash basis.
(3)
Total executed CAPEX through December 31, 2014, including capital expenditures in prior periods.
(4)
Estimated total capital expenditure cost for each project, including capital expenditures in prior periods. Total expected CAPEX includes expenses, in line with the budget approved by our Board of Directors, while these expenses are not included in the expected CAPEX for the year or in the total executed CAPEX figures.
(5)
Original expected CAPEX for S11D was US$8.089 billion.
(6)
Original expected CAPEX for CLN S11D was US$11.582 billion.
(7)
Projects delivered in 2014.
(8)
We completed construction in 2013 and started up in the second half of 2014.
(9)
Expected CAPEX and funding is relative to Vale's stake in the project.

          The paragraphs below describe the status of each project as of December 31, 2014 and have not been updated to reflect any developments after that date.

Ferrous minerals and logistics projects

Iron ore mining and logistics projects:

  •
  Carajás Serra Sul S11D.  Development of a mine and processing plant, located in the southern range of Carajás, in the Brazilian state of Pará. The project has a nominal capacity of 90 Mtpy. The project is 56% complete, with total realized expenditures of US$3,492 million. We have received all electrocenters of the truckless system, and we initiated electromechanical assembly services of the mine and the long-distance conveyor belts. The start-up is expected for the second half of 2016.

  •
  CLN S11D.  Increase in the logistics capacity of the Northern System to support the S11D project, including the duplication of approximately 570 km of railway (70 km of which we have already built), construction of a rail spur with 101 km, acquisition of wagons and locomotives and onshore and offshore expansions at Ponta da Madeira maritime terminal. This project is expected to increase EFC's nominal logistics capacity to approximately 230 Mtpy. We have obtained the environmental installation license and the authorization from ANTT required for civil construction. Civil foundation construction on the port expansion are ongoing, with 43% completion of pile driving in the offshore north berth. Regarding the onshore expansion, nine of the 48 duplication segments of the railroad were delivered in 2014. The project is 32% complete, with total realized expenditures of US$2,653 million. The start-up is expected from the first half of 2014 to second half of 2018.

  •
  Conceição Itabiritos II.  Adaptation of the plant, located in the Southeastern System, to process low-grade itabirites. The project has a nominal capacity of 19 Mtpy, without net additional capacity. We have concluded commissioning and powering the secondary and tertiary crushing substations of the hematite and initiated testing on dry grinding the hematite. The project is 94% complete, with total realized expenditures of US$863 million. The start-up is expected for the first half of 2015.

  •
  Cauê Itabiritos.  Adaptation of the plant, located in the Southeastern System, to process low-grade itabirites. We finalized civil engineering work of the main operational areas, and the assembly of equipment's is in progress. We have also finalized commissioning the grinding substation. The project has a nominal capacity of 24 Mtpy. The project is 78% complete, with total realized expenditures of US$686 million. The start-up is expected for the second half of 2015.

Coal mining and logistics projects:

  •
  Moatize II.  New pit and duplication of the Moatize coal handling processing plant (CHPP), as well as all related infrastructure, located in Tete, Mozambique. The project will increase Moatize's total nominal capacity to 22 Mtpy. We have received the first train from the Nacala corridor in the rail loop. The civil works scope and primary crusher installation are complete. The electromechanical assembly of the CHPP (coal handling and preparation plant) is in progress. The project is 79% complete, with total realized expenditures of US$1,384 million. The start-up is expected for the second half of 2015.

  •
  Nacala Corridor.  Railway and port infrastructure connecting Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. The total realized expenditure is US$2,892 million. In the second half of 2014, we completed the greenfield and the brownfield sections of the railway and successfully transported the first coal shipment from Moatize to the Nacala à Velha port. We expect the upgrade of a 500-kilometer portion of the brownfield section of the railway, which is already operational, to be completed in the third quarter of 2015. The nominal capacity after completion is initially 18 Mtpy. The start-up of the port infrastructure is expected for the first half of 2015.

Steel projects

  •
  Companhia Siderúrgica do Pecém ("CSP"). Construction of a steel integrated slab plant in the Brazilian state of Ceará in partnership with Dongkuk Steel Mill Co. ("Dongkuk") and Posco, two major steel producers in South Korea. We own 50% of the joint venture, while Dongkuk owns 30% and Posco owns 20%. The project will have a nominal capacity of 3.0 Mtpy. We have already obtained preliminary and installation environmental licenses, and assembly of the steel structure and rails are in progress. We have realized US$1,055 million of expenditures, and the start-up is expected for the second half of 2015.

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

          The table below summarizes our principal concessions and other similar rights. In addition to the concessions described below, we have exploration licenses and exploration applications covering 5.1 million hectares in Brazil and 7.6 million hectares in other locations.

Location	Mining title	Approximate area covered (in hectares)	Expiration date
Brazil	Mining concessions (including under applications)	662,932	Indefinite

Canada	Mining concessions (terminology varies among provinces)	278,208	2015(5)-2035

Indonesia(1)	Contract of work	118,435	2025

Australia	Mining leases	19,209	2015-2041

New Caledonia	Mining concessions	20,157	2015-2051

Peru(2)	Mining concessions	199,398	Indefinite

Argentina(3)	Mining concessions	40,108	Indefinite

Mozambique(4)	Mining concessions	23,780	2032

(1)
Entitled to two 10-year extensions, subject to approval of the Indonesian government.
(2)
Non-producing concessions have expiration dates between 2023 and 2028.
(3)
We returned part of our mining rights in Argentina, due to market conditions. We have been and will keep honoring our commitments related to the Rio Colorado potash concession and reviewing alternatives to enhance the prospects for the project.
(4)
Entitled to 25-year extensions, subject to approval by the Government of Mozambique.
(5)
In Sudbury, expiry is subject to current renewal applications that take years to approve but are in process. In Newfoundland & Labrador, mineral licenses were reorganized and some were surrendered in 2014.

          There are several proposed or recently adopted changes in mining legislation and regulations in the jurisdiction where we have operations that could materially affect us. These include the following:

  •
  Brazil.    In June 2013, the Brazilian government sent to Congress a bill with proposed changes to the Brazilian mining law. This bill provides for the preservation of the main provisions applicable to the existing mining rights as of the date of its enactment, a new royalties regime, a new regime for mining concessions and the creation of a mining agency. The bill is under discussion in Congress.

  •
  Indonesia.    As required by the 2009 mining law, PTVI renegotiated the terms of its contract of work with the government, which resulted in the execution of an amendment in October 2014. The renegotiation primarily focused on six government-identified strategic items: (1) size of the area under of contract of work; (2) continuity of business operations; (3) state revenues; (4) domestic processing and refining; (5) divestment; and (6) priority use of domestic manpower, goods and services. The executed amendment secures PTVI's future and our business strategy; it provides investment certainty in respect of our rights and obligations. Under the terms of the amendment, PTVI's contract of work is set to expire in 2025 and PTVI may apply to extend its operations by way of business license for a period of two consecutive ten-year extensions upon approval of the Indonesian government. Under the amendment, we secured a detailed land package, reduced our contract of work area from 190,510 hectares to 118,435 hectares, increased Vale's divestment obligation in PTVI to 15% in the next five years and agreed to pay a royalty rate tied to the nickel market price, ranging from 2% to 3%. Further, the amendment outlines investment commitments consistent with PTVI's growth strategy and which reflects PTVI's commitment to prioritize domestic manpower, goods and services.

  •
  New Caledonia.    A mining law passed in 2009 requires mining projects to obtain authorization from governmental authorities, rather than a declaration, as required under the former statute. We submitted an updated application for this authorization in March 2014 and our authorization is expected by April 2015. A recently proposed bill of law, if approved, may delay the approval of our authorization to April 2016. Our existing mining declaration will remain valid and effective until our application is approved. Although we believe it is unlikely that our application will be rejected, the authorities may impose new conditions in connection with the authorization. Also, in 2014, the local authorities of New Caledonia created a protected wetland area, which covers 27% of the surface area of the total VNC tenements and could affect potential mining activities. Part of this protected wetland area is adjacent to the location of VNC's next tailings storage facility, and may impact the design of the facility, which, in turn may result in additional capital costs.

  •
  Guinea.    We owned a 51% interest in VBG—Vale BSGR Limited, which held iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. In connection with the Guinean mining code adopted in 2011 and amended in 2013, the Government of Guinea launched in 2012 a contract review process to harmonize existing mining contracts with the new mining code. After the technical committee set up by the Government of Guinea began the review of the VBG mining rights, VBG suspended work on the ground.

  In April 2014, the Government of Guinea revoked the mining rights held by VBG following the recommendation of the technical committee, which concluded from its investigation that VBG's mining rights had been acquired through corrupt practices committed by BSGR, Vale's joint venture partner in VBG, prior to Vale's investment in the project. Vale acquired its interest in VBG after the completion of extensive due diligence conducted by outside advisors and on the basis of representations that VBG had obtained its mining rights lawfully and without any improper promises or payments. The Government of Guinea's decision does not indicate any involvement by Vale in the alleged corrupt practices and does not prohibit Vale from participating in any reallocation of the mining titles in the future. We are pursuing remedies against BSGR.

  In March 2015, we transferred our equity interest in VGB to BSGR. This transfer does not represent any form of settlement with BSGR, and we have retained rights to pursue BSGR with respect to the loss of our investment in VBG.

  •
  Mozambique.    The Congress approved a new mining law in August 2014. Although the new mining law revoked the previous mining law, it preserved the mining rights granted under the previous regime. So, we do not expect that our operations will be adversely affected by this change. The holders of mining rights granted under the previous regime have the option to convert their titles into mining rights subject to the new mining law regime. The regulation of the new mining law is still pending.

Royalties and other taxes on mining activities

          We are required in many jurisdictions to pay royalties or taxes on our revenues or profits from mineral extractions and sales. These payments are an important element of the economic performance of a mining operation. The following royalties and taxes apply in some of the jurisdictions in which we have our largest operations:

  •
  Brazil.    We pay a royalty known as the CFEM (Compensação Financeira pela Exploração de Recursos Minerais) on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The current rates on our products are: 2% for iron ore, copper, nickel, fertilizers and other materials; 3% for bauxite, potash and manganese ore; and 1% for gold.

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

  •
  Indonesia.    Our subsidiary PTVI pays a royalty fee on, among other items, nickel produced in its concession area. The royalty payment has been based on sales volume (for contained nickel matte, US$78 per metric ton, and for contained cobalt, US$140 per metric ton for total production below 500 tons, or US$156 per metric ton for total production above 500 tons). In 2014, the royalty payment was equal to 1.13% of revenues from the sale of nickel in matte products, while the average yearly royalty payment for the period from 2011 to 2014 was equal to 0.80% of revenues from the sale of nickel in matte products, including the additional royalty payment in 2014 for production beyond 160 million pounds in 2013, as agreed in the previous regime. As a result of the amendment of its Contract of Work in October 2014, PTVI started to pay mining royalties of 2% of its nickel matte revenue when LME nickel prices are below US$21,000 per metric ton and 3% of its nickel matte revenue when LME nickel prices are above or equal to US$21,000 per metric ton.

  •
  Australia.    Royalties are payable on revenues from the sale of minerals. In the state of Queensland, the applicable royalty for coal is 7% of the value (net of freight, late dispatch and other certain costs) up to A$100 per ton; 12.5% of the value between A$100 and A$150 per ton; and 15% thereafter. In the state of New South Wales, for coal, the applicable royalty is a percentage of the value of production—total revenue (which is net of certain costs and levies) less allowable deductions—of 6.2% for deep underground mines, 7.2% for underground mines and 8.2% for open cut mines. There is also a supplementary royalty payable of 1.95% (for coal recovered between December 1, 2012 and June 30, 2013) and 1% (for coal recovered on or after July 1, 2013) of the value of coal recovered, payable only by holders of mining leases who are liable to pay minerals resource rent tax.

  •
  Mozambique.    The Congress approved, in September 2014, a new tax regime for the mining and oil sectors that could affect mining projects in Mozambique. The new law granted the stabilization and security of the tax regimes prescribed on the mining contracts signed prior to the new tax law. We are still assessing the effect of this change in our operations in Mozambique.

  •
  Zambia.    Zambia's government recently enacted substantial changes to the fiscal regime for the mining industry. These changes became effective on January 1, 2015. The government has replaced corporate income taxes applicable to mining operations with an 8% mineral royalty on the revenue from underground mining operations and a 20% mineral royalty on the revenue from open-pit operations. Operations generating income from tolling and the processing of purchased mineral ores, concentrates and any other semi-processed minerals will be subject to 30% corporate income tax. Previously, royalty rates for both underground and open-pit operations were 6%. The impact of these changes on mine operators will depend on the copper price and their operating costs. An increased mineral royalty will place a greater burden on high-cost operators, especially when copper prices are low, as compared to the previous profit-based corporate income tax. As our joint venture's operations are underground, it will be subject to an 8% mineral royalty.

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

          Environmental regulations affecting our operations relate, among other matters, to emissions into the air, soil and water; recycling and waste management; protection and preservation of forests, coastlines, caves, watersheds and other features of the ecosystem; water use; financial provisions and closure plans needed since the mining license; climate change and decommissioning and reclamation. Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. In particular, we expect heightened attention from various governments to reducing greenhouse gas emissions as a result of concern over climate change. There are several examples of environmental regulation and compliance initiatives that could affect our operations.

  •
  Canada and Indonesia.    In Canada, more stringent water effluent regulations are being proposed, which may affect our operations. In Canada and Indonesia, we are making significant capital investments to ensure compliance with air emission regulations that address, among other things, sulfur dioxide, particulates and metals.

  •
  China.    An amendment to the environment protection law was approved in April 2014, imposing stricter pollution prevention and control obligations on companies and providing for more severe penalties.

  •
  New Caledonia.    A new law enacted by the South Province of New Caledonia in February 2014 imposes stricter limits on emissions of nitrogen oxide and sulfur oxide and particulates from large combustion power stations, which will affect the power station that supplies electricity to VNC. To meet these standards, this 100 MW power station will need to be upgraded, which is expected to result in the increase in the price of power paid by VNC.

  •
  United Kingdom.    A recent effluent regulatory change has been introduced, which resulted in a material increase in the closure cost of the Clydach facility associated with landfill tax.

  •
  Brazil.    There is legislation for the protection of caves, including a broad decree published in October 1990 and revised in 2008. As a consequence of that revision, the Ministry of Environment published an ordinance in 2009 that established a methodology to classify the relevance of caves. These regulations require us to conduct extensive technical studies and to engage in complex discussions with Brazilian environmental regulators. These discussions are ongoing, and as a result, we cannot yet assess the final impact of these regulations on our operations. However, it is possible that in certain of our iron ore mining operations or projects, we may be required to limit or modify our mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in our iron ore business.

Regulation of other activities

          In addition to mining and environmental regulation, we are subject to comprehensive regulatory regimes for some of our other activities, including rail transport, port operations and electricity generation. We are also subject to more general legislation on workers' health and safety, safety and support of communities near mines, and other matters. The following descriptions relate to some of the other regulatory regimes applicable to our operations:

  •
  Brazilian railway regulation.    Our Brazilian railroad business operates pursuant to concession contracts granted by the federal government, and our railroad concessions are subject to regulation and supervision by the Brazilian Ministry of Transportation and the transportation regulatory agency (ANTT). Our railroad concession contracts have duration of 30 years and may be renewed at the federal government's discretion. The FCA and MRS concessions expire in 2026, and the concessions for EFC and EFVM expire in 2027. VLI also owns a subconcession for commercial operation of a 720-kilometer segment of the FNS railroad in Brazil, which expires in 2037. Rail transportation prices can be negotiated directly with the users of such services, subject to tariff ceilings approved by ANTT for each of the concessionaires and each of the different products transported. ANTT regulations also require concessionaires to give trackage rights to other concessionaires, and authorized railway independent operators, to make investments in the railway network, and to meet certain productivity requirements, among other obligations.

  •
  Brazilian port regulation.    Port operations in Brazil are subject to regulation and supervision by ANTAQ, the federal agency in charge of maritime transportation, and the Secretary of Ports of the Federal Government (SEP). In June 2013, a new law provided a new set of rules for projects and existing terminals. The statute removed restrictions on servicing third party cargo and provides for ANTAQ's involvement in determining third party access to private terminals. In 2014, we entered into new contracts with SEP related to its private terminals, adapting the provisions to the new regime.

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

  •
  Regulation of the seaborne transport of iron ore and iron ore fines.    We are subject to rules issued by the International Maritime Organization ("IMO") governing safe shipping of products, including iron ore. The IMO is discussing the harmful impact of certain substances on to marine environment, which may result in changes to the waste management procedures currently employed in the seaborne transportation.

II.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

          We had a strong operational performance in 2014, with record annual production of iron ore, copper and gold, and the highest production of nickel since 2008. We also had a sound financial performance, despite the decline of commodity prices in the international market, reflecting our cost-cutting efforts and discipline in capital expenditures.

          In 2014, we reduced our expenses by more than US$1.2 billion, building on the significant reduction in costs and expenses we had achieved in 2013. Our selling and administrative expenses decreased approximately 15%, and our pre-operating and stoppage expenses decreased approximately 40%. We reduced our capital expenditures for the fourth consecutive year, from US$14.2 billion in 2013 to US$12.0 billion in 2014.

          We had many important accomplishments in 2014, such as obtaining the environmental license to open the N4WS mine pit in Carajás; completing eight projects, most on time and on budget; and concluding the renegotiation of PTVI's Contract of Work in Indonesia. We also negotiated investment agreements with Mitsui and are negotiating a non-recourse project financing in connection with our coal operations in Mozambique and the Nacala Corridor, with an expected impact of up to US$3.7 billion, including both sharing capital expenditure costs and cash inflow once the transactions are completed.

          Our health and safety indicators continued to improve in 2014, with our total recordable injury frequency rate (TRIFR) decreasing from 2.6 to 2.3 per million hours worked. We remain focused on achieving a record of zero harm in our operations.

          Finally, in spite of declining commodity prices and still high capital expenditures, we paid US$4.2 billion in dividends in 2014, without increasing our net debt.

Sales volumes

          Our financial performance depends, among other factors, on the volume of production at our facilities. We publish a production report in a quarterly basis, which is available on our website and furnished to the SEC on Form 6-K. Increases in the capacity of our facilities resulting from our capital expenditure program have an important effect on our performance. Our results are also affected by acquisitions and dispositions of businesses or assets, and they may be affected in the future by new acquisitions or dispositions. For more information on dispositions since the beginning of 2014, see Information on the company—Business overview—Significant changes in our business.

          The following table sets forth, for our principal products, the total volumes we sold in each of the periods indicated.

	Year ended December 31,
	2012	2013	2014
	(thousand metric tons)
Iron ore fines	244,911	251,029	255,877
Iron ore pellets	45,382	40,991	43,682
Manganese	1,745	2,115	1,879
Ferroalloys	267	183	150
Coal:
Thermal coal	3,134	726	1,152
Metallurgical coal	4,864	7,353	6,330
Nickel	232	261	272
Copper	285	352	353
PGMs (oz)	386	510	577
Gold (oz)	168	297	351
Silver (oz)	1,862	2,154	1,889
Cobalt	2.033	2,939	3,188
Potash	581	531	475
Phosphates:
MAP	1,221	1,133	1,040
TSP	713	681	749
SSP	2,446	1,969	2,091
DCP	474	461	493
Phosphate rock	3,314	3,154	3,259
Nitrogen	1,342	890	680

Average realized prices

          The following table sets forth our average realized prices for our principal products for each of the periods indicated. We determine average realized prices based on gross operating revenues, which consist of the price charged to customers and certain items that we deduct in arriving at net operating revenues, mainly value-added tax.

	Year ended December 31,
	2012	2013	2014
	(US$ per metric ton, except where indicated)
Iron ore	109.99	112.05	75.97
Iron ore pellets	148.89	150.22	124.17
Manganese	134.10	157.37	120.28
Ferroalloys	1,340.82	1,303.92	1,453.33
Coal:
Thermal coal	82.39	81.17	67.65
Metallurgical coal	171.38	129.34	104.37
Nickel	17,866.38	14,900.24	16,426.47
Copper	7,595.44	6,709.18	6,015.47
Platinum (US$/oz)	1,590.87	1,469.78	1,261.87
Gold (US$/oz)	1,755.52	1,339.37	1,192.51
Silver (US$/oz)	33.82	20.02	19.42
Cobalt (US$/lb)	12.27	10.95	10.67
Potash	530.12	417.32	355.79
Phosphates:
MAP	646.58	571.86	542.44
TSP	526.67	472.51	428.98
SSP	268.58	271.88	212.61
DCP	628.36	611.54	591.51
Phosphate rock	124.82	90.68	70.88
Nitrogen	597.01	610.27	604.41

Major factors affecting prices

  Iron ore and iron ore pellets

          Demand for our iron ore and iron ore pellets is a function of global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by global industrial production. Iron ore and iron ore pellets are priced based on a wide array of quality levels and physical characteristics. Various factors influence price differences among the several types of iron ore, such as the iron content of specific ore deposits, the various beneficiation processes required to produce the desired final product, particle size, moisture content and the type and concentration of contaminants (such as phosphorus, alumina, silica and manganese ore) in the ore. Fines, lump ore and pellets typically command different prices.

          Demand from China has been a principal driver of world demand and prices. We expect China's economic growth to continue in 2015, still driven by domestic demand, but in a slower pace. We expect that certain measures adopted by the Chinese government at the end of 2014, such as the simplification of the mortgage requirements and drop of interest rates, will benefit certain industries in 2015, particularly the real estate industry. The facilitation of approval processes for infrastructure projects, effective since November 2014, is also expected to contribute to the economic growth and steel consumption. We also expect that the Chinese real estate sector will continue to grow, driven by urbanization.

          Prices are also influenced by the supply of iron ore and iron ore pellets in the international market. In 2014, an excess in the iron ore supply, resulting from an estimated net additional volume of 140 Mt supplied in the seaborne market, had a negative impact in our prices. The expected conclusion of certain iron ore projects in the coming years, especially in Australia in 2015 and 2016 and in Brazil in 2016, may result in additional pressures on prices.

          Our iron ore prices are based on a variety of pricing options, which generally use spot price indices as a basis for determining the customer price. Our pricing is generally linked to the IODEX spot market price index, and uses a variety of mechanisms, including current spot prices and average prices over an agreed period (quarter-lagged) and future prices on delivery. In cases where the final price is only determinable on a future date after shipment, we recognize the sale based on a provisional price at the time of shipment with a subsequent adjustment reflecting the final price.

  Coal

          Demand for metallurgical coal is driven by steel demand, and future growth continues to be expected across Asia. Asia, including India, accounts for more than half of the steel market and consumes approximately 70% of seaborne metallurgical coal. Chinese seaborne demand decreased by 25% to 60 million metric tons in 2014 compared to 77 million metric tons imported in 2013.

          A 3% drop in global metallurgical imports in 2014 resulted in oversupply and continuous price depression. Seaborne exports were steady, with a surge in Australian exports, which grew 9% in 2014, countered by decreases in the United States, due to mine closures, Indonesia and Colombia. Due to the excess supply, there is no incentive to expand metallurgical coal supply in the short term.

          Demand for thermal coal is closely related to electricity consumption, which continues to be driven by global economic growth and urbanization, with the highest levels of growth found in Asia and emerging markets. Global demand in 2014 was generally stable, compared to 2013, but there were significant changes in trade flows. Chinese demand declined by 13% due to lower electricity consumption and stronger contribution from hydropower, while Indian demand increased by 10% due to strong economic growth and legal developments that halted some domestic coal production.

          Various other factors influence coal prices. The latest trend is an increased use of short-term pricing mechanisms on coal sales agreements, as opposed to quarterly benchmark reference prices. Also, the depreciation of commodity currencies (such as Australian dollar, Canadian dollar, Russian ruble and South African rand) against the U.S. dollar in the second half of 2014 provided relief to producers and sustained the low price environment.

          A Chinese statute that became effective in January 2015 imposed certain quality standards on coal imported into China. Despite initial market uncertainty, we do not expect a significant impact on coal imports. However, the full effect might only be felt in the second half of 2015, as stricter standards are expected to be implemented after July 2015. If this occurs, prices in the seaborne market may suffer downward pressure as volumes will have to be redirected from China to other markets.

  Nickel

          Nickel is an exchange-traded metal, listed on the LME. Most nickel products are priced using a discount or premium to the LME price, depending on the nickel product's physical and technical characteristics. Demand for nickel is strongly affected by stainless steel production, which represents, on average, 68% of global nickel consumption.

          We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with our sales for non-stainless steel applications (alloy steels, high nickel alloys, plating and batteries), provide stable demand for a significant portion of our annual production. In 2014, 61% of our refined nickel sales were made for non-stainless steel applications, compared to the industry average for primary nickel producers of 32%, bringing more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

          Primary nickel (including ferro-nickel, nickel pig iron and nickel cathode) and secondary nickel (i.e., scrap) are competing nickel sources for stainless steel production. The choice between different types of primary and secondary nickel is largely driven by their relative price and availability. In recent years, secondary nickel has accounted for about 40-43% of total nickel used for stainless steels, and primary nickel has accounted for about 57-60%. In 2014, Chinese nickel pig iron production is estimated at approximately 460,000 metric tons, representing 23% of world primary nickel supply, compared to 25% and 19% of the world's supply in 2013 and 2012, respectively. The implementation of the Indonesian mining law, which restricts the export of unprocessed ores, adversely affected Chinese nickel pig iron production in 2014. We estimate that Indonesia represented as much as 80% of the saprolite ores used in the production of nickel pig iron in China and over 20% of world refined production in 2013. We anticipate that Chinese nickel pig iron production will decline, as previously imported stockpiles of Indonesian ores within China are depleted. The restriction on Indonesian ore exports, if it remains in place, is expected to have an increasing impact on the market in the coming years.

  Copper

          Growth in copper demand in recent years has been driven primarily by China, given the important role copper plays in construction in addition to electrical and consumer applications. Copper prices are determined on the basis of (i) prices of copper metal on terminal markets, such as the LME and the NYMEX, and (ii) in the case of intermediate products such as copper concentrate (which comprise most of our sales) and copper anode, treatment and refining charges negotiated with each customer. Under a pricing system referred to as MAMA ("month after month of arrival"), sales of copper concentrates and anodes are provisionally priced at the time of shipment, and final prices are settled on the basis of the LME price for a future period, generally one to three months after the shipment date.

          Demand for refined copper grew by an estimated 4% in 2014, and China was responsible for an equivalent of 44% of worldwide consumption. The supply of refined copper increased with the 5% growth in global mine output in 2014, as a result of the ramp up of new projects. Throughout 2014, prices remained under pressure. For 2015, we expect mine production to continue expanding based on prior investments.

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

          In 2014, global fertilizer market conditions were weak due to lower agriculture commodities prices. Global grain inventories sharply increased since 2013, due to two consecutives bumper crops. In this scenario, despite the declining crop prices, India and Brasil had a key role in sustaining the demand in the international market throughout the year.

Currency price changes

          Our results of operations are affected in several ways by changes in currency exchange rates. The most important of these are the following:

  •
  Most of our revenues are denominated in U.S. dollars, while most of our costs of goods sold are denominated in other currencies, including the real (54% in 2014) and the Canadian dollar (13% in 2014). In 2014, 30% of our costs of goods sold were denominated in U.S. dollars. As a result, changes in exchange rates, particularly with respect to the U.S. dollar, affect our costs and operating margins.

  •
  Most of our long-term debt is denominated in currencies other than the real (US$22.160 billion at December 31, 2014, not considering accrued charges), principally the U.S. dollar. Because the functional currency of our parent company for accounting purposes is the Brazilian real, changes in the value of the U.S. dollar against the real result in exchange gain or loss on our net liabilities.

  •
  We had real-denominated debt of US$6.210 billion at December 31, 2014, excluding accrued charges. Since most of our revenues are in U.S. dollars, we use swaps to convert our debt service from reais to U.S. dollars. Changes in the value of the U.S. dollar against the real result in fair value variation on these derivatives, affecting our financial results. For more information on our use of derivatives, see Risk management.

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

          Several factors, including lower output growth in Brazil, lower commodity prices and the recovery of the U.S. economy, led to a sharp nominal appreciation of the U.S. dollar against the real during the second half of 2014. On average, the U.S. dollar was 9.0% stronger in 2014 against the real than in 2013. As of December 31, 2014, the U.S. dollar had appreciated 13.4% against the real relative to December 31, 2013.

          Overall, in 2014 exchange rate fluctuations affected our operating margins positively but resulted in net foreign exchange losses and losses on derivatives, as described under—Critical accounting policies and estimates—Derivatives.

Recent changes in Brazilian tax law

          New Brazilian tax legislation that took effect in 2015 provides for changes in taxation of profits and income earned abroad by Brazilian companies through direct and indirect foreign subsidiaries. In general, the new law provides for taxation in Brazil, on an accrual basis, of the profits earned by direct and indirect subsidiaries in accordance with local practices and, on a cash basis, of the profits received from associates. Tax credits will be available for taxes paid abroad. If certain conditions under the law are met, the law permits: (1) the consolidation of income (profit and loss) of eligible direct and indirect subsidiaries for taxation purposes, until 2022, and (2) the deferred payment for up to eight years of taxes due on profits of eligible foreign companies. This change may result in an increase in our income tax, beginning in the year 2015.

Effect of freight on our financial performance

          The decrease in freight spot prices in the second half of 2014, mainly driven by the decline in bunker oil prices, did not directly impact our financial performance in 2014. Our freight costs are not totally correlated to freight spot market because: (i) we have a portfolio of short-, medium- and long-term chartering contracts, in addition to our own fleet, (ii) freight costs are impacted by changes in routes, resulting from sales to different geographical areas, and (iii) our freight cost is impacted by a time lag between the date of the spot contract and the date of recognition of the expenditure, which is booked when the revenue from the sale of the iron ore cargo is recognized.

          Also, the effect of bunker oil prices in our performance is mitigated by our hedge positions:

  •
  We hedge approximately 50% of our total exposure to bunker oil prices relating to our owned fleet and long-term charter agreements under our hedge accounting program. Fluctuations in the actual bunker oil prices affect out costs of goods sold, but they are offset by the hedge.

  •
  We hedge approximately 60% of our total exposure to bunker oil price relating to our FOB and domestic sales, which hedge does not qualify for our hedge accounting program. Fluctuations in the actual bunker oil prices are accounted as financial expenses and marked to market in each quarter.

RESULTS OF OPERATIONS

          In 2014, we generated net income attributable to the Company's stockholders of US$657 million compared to US$584 million in 2013. In 2014, the most relevant factors impacting our results were the decrease in average price for iron ore and pellets and certain non-recurring items, including (i) US$1.152 billion in charges for impairment of some iron ore, coal, fertilizers and nickel assets, partially offset by a reversal of impairment at Onça Puma due to recovery of the furnace, (ii) US$2.200 billion in foreign exchange and monetary losses and (iii) US$1.334 billion in net fair value losses on derivatives. In 2013, our results were also significantly impacted by non-recurring items, especially (i) US$4.049 billion of income taxes from continued operations paid in connection with the REFIS, after deductions, (ii) US$2.637 billion of net financial expenses related to the REFIS, (iii) US$2.940 billion of foreign exchange and monetary losses, and (iv) US$2.298 billion in charges for impairment on assets, mainly related to the Rio Colorado potash project.

          The following discussion addresses our continuing operations only, except as otherwise specified.

Revenues

          In 2014, our net operating revenues decreased 19.7% to US$37.539 billion, primarily resulting from lower iron ore and iron ore pellets sales prices, partially offset by higher sales volume of iron ore and iron ore pellets and higher prices for nickel. Net operating revenues of each business segment are discussed below under—Results of operations by segment.

          The following table summarizes our net operating revenues by product for the periods indicated.

	Year ended December 31,
	2012	% change	2013	% change	2014
		(US$ million, except for %)
Ferrous minerals:
Iron ore	US$26,691	4.3%	US27,844	(30.7)%	US$19,301
Iron ore pellets	6,560	(8.5)	6,000	(12.3)	5,263
Ferroalloys and manganese	543	(3.7)	523	(25.1)	392
Other ferrous products and services	486	(12.6)	425	74.4	741

Subtotal	34,280	1.5	34,792	(26.1)	25,697

Coal	1,092	(7.5)	1,010	(26.8)	739

Base metals:
Nickel and other products(1)	5,975	(2.3)	5,839	6.9	6,241
Copper concentrate(2)	1,156	25.2	1,447	0.3	1,451

Subtotal	7,131	2.2	7,286	5.6	7,692

Fertilizers:
Potash	290	(30.7)	201	(23.4)	154
Phosphates	2,507	(17.6)	2,065	(11.9)	1,820
Nitrogen	699	(32.9)	469	(25.6)	349
Others fertilizer products	74	6.8	79	16.5	92

Subtotal	3,570	(21.2)	2,814	(14.2)	2,415

Other products and services(3)	480	80.2	865	15.1	996

Net operating revenues	US$46,553	0.5%	US$46,767	(19.7)	US$37,539

(1)
Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Includes pig iron and energy.

          The following table summarizes, for the periods indicated, the distribution of our net operating revenues based on the geographical location of our customers.

	Net operating revenues by destination
	2012		2013		2014
	(US$ million)	(% of total)	(US$ million)	(% of total)	(US$ million)	(% of total)
North America
Canada	US$1,015	2.2%	US$1,043	2.2%	US$1,393	3.7%
United States	1,334	2.9	1,311	2.8	1,368	3.6
Mexico	29	0.1	29	0.1	10	0.1

	2,378	5.2	2,383	5.1	2,771	7.4

South America
Brazil	6,926	14.9	6,190	13.2	5,927	15.8
Other	779	1.7	776	1.7	685	1.8

	7,705	16.6	6,966	14.9	6,612	17.6

Asia
China	17,636	37.9	18,920	40.5	12,657	33.7
Japan	4,931	10.6	4,035	8.6	3,627	9.7
South Korea	2,103	4.5	1,795	3.8	1,555	4.1
Taiwan	901	1.9	982	2.1	721	1.9
Other	1,047	2.2	825	1.8	1,029	2.8

	26,617	57.1	26,558	56.8	19,589	52.2

Europe
Germany	2,935	6.3	3,285	7.0	2,111	5.6
United Kingdom	920	2.0	1,003	2.1	709	1.9
Italy	1,310	2.8	1,055	2.3	849	2.3
France	658	1.4	977	2.1	565	1.5
Other	2,376	5.1	2,442	5.2	2,463	6.5

	8,199	17.6	8,762	18.7	6,697	17.8

Rest of the world	1,653	3.6	2,099	4.5	1,870	5.0

Total	US$46,553	100.0%	US$46,767	100.0%	US$37,539	100.0%

Operating costs and expenses

          The following table summarizes the components of our operating costs and expenses for the periods indicated.

	Year ended December 31,
	2012	% change	2013	% change	2014
	(US$ million, except for %)
Cost of goods sold and services rendered	US$25,390	(4.5)%	US$24,245	3.4%	US$25,064
Selling, general and administrative expenses	2,172	(40.1)	1,302	(15.6)	1,099
Research and evaluation expenses	1,465	(45.3)	801	(8.4)	734
Pre-operating and stoppage expenses	1,592	16.8	1,859	(41.5)	1,088
Other operating expenses, net	1,996	(50.7)	984	7.4	1,057
Impairment on non-current assets	4,023	(42.9)	2,298	(49.9)	1,152
Loss on measurement or sales of non-current assets	506	(57.5)	215	(22.3)	167

Total operating costs and expenses	US$37,144	(14.6)%	US$31,704	(5.8)%	US$30,361

  Cost of goods sold and services rendered

          The following table summarizes, for the periods indicated, the components of our cost of goods sold by their nature.

	Year ended December 31,
	2012	% change	2013	% change	2014
	(US$ million)
Maintenance, materials and services:
Maintenance	US$1,878	(0.5)%	US$1,868	30.3%	US$2,434
Materials and services	6,990	(12.3)	6,128	(12.1)	5,389

Subtotal	8,868	(9.8)	7,996	(2.1)	7,823
Energy:
Fuel	1,947	(7.3)	1,804	(9.1)	1,639
Electric energy	863	(23.2)	663	(9.2)	602

Subtotal	2,810	(12.2)	2,467	(9.2)	2,241
Acquisition of products:
Iron ore and pellets	700	(42.1)	405	9.4	443
Nickel	338	37.6	465	45.2	675
Other	329	64.7	542	(8.3)	497

Subtotal	1,367	3.3	1,412	14.4	1,615
Personnel	3,413	(4.3)	3,265	(6.6)	3,051
Depreciation and depletion	3,659	1.8	3,724	3.5	3,856
Freight	2,801	13.9	3,189	12.6	3,592
Others	2,472	(11.3)	2,192	31.7	2,886

Total	US$25,390	(4.5)%	US$24,245	3.4%	US$25,064

          2014 compared to 2013.    In 2014, our cost of goods sold was US$25.064 billion, an increase of 3.4%, or US$819 million, compared to 2013, mainly due to higher volumes sold, partially offset by a net gain in nominal exchange rate variations.

  •
  Maintenance, materials and services decreased 2.1%, primarily reflecting the depreciation of the Brazilian real against the U.S. dollar and the suspension of Integra and Isaac Plains coal mines in Australia.

  •
  Energy costs decreased 9.2%, primarily reflecting the depreciation of the Brazilian real against the U.S. dollar. This effect was partially offset by the ramp-up of Salobo and Onça Puma.

  •
  Costs of purchasing products from third parties increased 14.4%, primarily driven by increased purchases of nickel to meet some customer demand.

  •
  Personnel costs decreased 6.6%, primarily due to the depreciation of the Brazilian real against the U.S. dollar, partially offset by a 5.4% increase in wages.

  •
  Depreciation and depletion increased 3.5% mainly reflecting the ramp-up of Serra Leste, Long Harbor, Salobo II, and Tubarão VIII pellet plant, partially offset by the depreciation of the Brazilian real against the U.S. dollar.

  •
  Freight costs increased 12.6%, primarily due to the 15% increased volume of iron ore and iron ore pellets we sold on a CFR basis.

  •
  Other costs of goods sold, which consist mainly of leasing fees relating to our joint-venture pelletizing assets, demurrage and royalties, increased 31.7% in 2014, mainly due to a US$199 million increase in leasing costs of pellet plant facilities, as a consequence of price adjustment based on pellet premiums and production.

          2013 compared to 2012.    In 2013, our cost of goods sold was US$24.245 billion, a decrease of 4.5%, or US$1.145 billion, compared to 2012. The decrease in costs was mainly a result of a US$1.638 billion gain in nominal exchange rate variations and a US$1.198 billion reduction in costs, primarily from the renegotiation of contracts and the increased supply of energy from our own plants. Those effects were partially offset by an increase of US$1.691 billion in costs resulting from higher volumes sold, especially of iron ore, base metals and metallurgical coal.

  •
  Maintenance, materials and services decreased 9.8%, which was primarily driven by the depreciation of the Brazilian real against the U.S. dollar, partially offset by an increase in costs of maintenance materials in our iron ore and phosphates operations, as a result of the maintenance activities we conducted in 2013, reassessment of contracts with suppliers and the relocation of some personnel of our outsourced service providers to other operational activities due to the stoppage of some of our plants.

  •
  Energy costs decreased 12.2%, primarily reflecting the depreciation of the Brazilian real against the U.S. dollar, lower prices and the increased use of energy from our power plants, which have a lower cost in our energy portfolio, despite higher fuel prices.

  •
  Costs of purchasing products from third parties increased 3.3%, primarily driven by increased purchases of precious metals to be processed at our refinery in Acton, England, to reduce idle capacity and sales of surplus energy at the spot market that we receive from our long-term energy contracts.

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

  •
  Other costs of goods sold decreased 11.3% in 2013. These costs consist mainly of leasing fees related to our joint-venture pelletizing assets, demurrage and royalties and a full year of TFRM, which is a tax on mineral production created by certain Brazilian states in 2012.

  Selling, general and administrative expenses

          2014 compared to 2013.    In 2014, selling, general and administrative expenses decreased 15.6%, or US$203 million, mainly as a result of the depreciation of the Brazilian real against the U.S. dollar and the continuation of our efforts to simplify our organizational structure, which were partially offset by the effects of a new two-year collective bargaining agreement in Brazil that increased wages by 5.4%.

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

  Research and development expenses

          Our research and development expenses consist primarily of (i) expenditures for feasibility and other studies for new projects, (ii) expenditures on mineral exploration, which are recorded as expenses until the economic viability of the related mining activities can be established, and (iii) expenditures to develop new processes and technological innovation.

          2014 compared to 2013.    In 2014, research and development expenses decreased 8.4%, as we focused our research on brownfield projects and productivity-focused research, rather than greenfield projects. The depreciation of the Brazilian real against the U.S. dollar also contributed to the decrease.

          2013 compared to 2012.    In 2013, research and development expenses decreased 45.3%, which reflects the reduction of our portfolio of projects and closure of certain exploration activities.

  Pre-operating and stoppage expenses

          Pre-operating expenses refer to expenses incurred by a project shortly before initial sales are made, and stoppage expenses are expenses incurred by suspension of projects and shut down of operations.

          2014 compared to 2013.    Pre-operating and stoppage expenses decreased US$771 million in 2014, from US$1.859 billion in 2013 to US$1.088 billion in 2014. While in 2013 we incurred in US$381 million expenses in connection with our Rio Colorado project in Argentina and US$120 million in connection with Onça Puma, in 2014 we had no pre-operating or stoppage expenses related to Onça Puma and only US$22 million related to Rio Colorado.

          2013 compared to 2012.    Pre-operating and stoppage expenses increased by US$267 million in 2013, from US$1.592 billion in 2012 to US$1.859 billion in 2013, mainly due to the expense of US$381 million related to stoppage of our Rio Colorado project in 2013.

  Other operating expenses, net

          Other operating expenses, net, include provisions for losses, litigation and contingencies, among other items.

          2014 compared to 2013.    Other operating expenses, net, increased from US$984 million in 2013 to US$1.057 billion in 2014. The increase mainly resulted from the non-recurring effects of US$244 million in income related to the gold stream transaction with Silver Wheaton in 2013.

          2013 compared to 2012.    Other operating expenses, net, decreased by US$1.012 billion in 2013, from US$1.996 billion in 2012 to US$984 million in 2013, mainly due to the one-off effect of CFEM expenses incurred in 2012.

  Impairment of non-current assets

          2014 compared to 2013.    In 2014, we recognized impairment of non-current assets amounting to US$1.152 billion, while in 2013 we recognized impairment of US$2.298 billion. In 2014, our impairment charges were (i) US$343 million relating to our Australian coal assets, (ii) US$1.053 billion relating to our fertilizers assets in Brazil, (iii) US$238 million relating to our nickel assets in New Caledonia, and (iv) US$1.135 billion relating to VBG's assets in Simandou, which were partially offset by (v) the reversal of Onça Puma impairment in the amount of US$1.617 billion. In 2013, we recognized impairment of (i) US$2.116 billion with respect to our potash assets at the Rio Colorado project, following our decision to cancel the implementation of the project, and (ii) US$182 million with respect to the temporary stoppage and uncertainty regarding the resumption of pelletizing plants in Brazil. See Note 15 to our consolidated financial statements.

          2013 compared to 2012.    In 2013, we recognized impairments of non-current assets amounting to US$2.298 billion, as discussed above, while in 2012 we recognized impairments of US$4.023 billion, mainly relating to Onça Puma and Australian coal assets. See Note 16 to our consolidated financial statements.

  Loss on measurement or sales of non-current assets

          2014 compared to 2013.    In 2014, we had a loss of US$167 million on measurement of non-current assets due to the reduction of the area under of contract of work in Indonesia, as a result of the renegotiation of our contract of work imposed by recent statutory change, while in 2013 we had a US$215 million loss on the sale of our Tres Valles copper assets in Chile.

          2013 compared to 2012.    In 2013, we had a loss of US$215 million on the sale of our Tres Valles copper assets, while in 2012 we had a loss of US$506 million, resulting from the sale of our (i) European manganese ferroalloy operations (US$22 million), (ii) coal operations in Colombia (US$355 million) and (iii) wholly-owned subsidiary in the fertilizer business, Araucaria (US$129 million).

Operating income

          The following table provides, for the years indicated, information about our operating income (loss) by product from continued operations and, for each product, as a percentage of net operating revenues from sales of that product.

	Segment operating income (loss)
	Year ended December 31,
	2012		2013		2014
	(US$ million)	(% of net operating revenues)	(US$ million)	(% of net operating revenues)	(US$ million)	(% of net operating revenues)
Ferrous Minerals:
Iron ore	US$12,327	46.2%	US$15,565	55.9%	US$5,383	27.9%
Iron ore pellets	3,556	54.2	3,083	51.4	2,225	42.3
Manganese ore and ferroalloys	123	22.7	130	24.9	63	16.1
Other ferrous products and services	7	1.4	122	28.7	59	8.0

Total	16,013	46.7	18,900	54.3	7,730	30.1
Coal	(2,031)	–	(668)	–	(1,160)	–
Base metals:
Nickel and other products	(3,817)	–	(459)	–	1,575	25.2
Copper concentrate	(76)	–	(127)	–	367	25.3
Other	–	–	244	–	–	–

Total	(3,893)		(342)		1,942
Fertilizers:
Potash	23	7.9	(2,525)	–	(61)	–
Phosphates	100	4.0	(133)	–	(1,264)	–
Nitrogen	(159)	–	(20)	–	39	11.1
Other fertilizer products	74	100.0	77	97.5	92	100.0

Total	38	100.0	(2,601)		(1,194)
Other	(718)		(226)		(140)	–

Total	US$9,409	20.2%	US$15,063	32.2%	US$7,178	19.1%

          We discuss the operating income for each business segment below under—Results of operations by segment.

Non-operating income (expenses)

          The following table details our net non-operating income (expenses) for the periods indicated.

	Year ended December 31,
	2012	2013	2014
	(US$ million)
Financial income	US$411	US$643	US$401
Financial expenses	(2,421)	(5,002)	(2,936)
Gains (losses) on derivatives, net	(120)	(1,033)	(1,334)
Foreign exchange gains (losses), net	(1,918)	(2,765)	(2,115)
Indexation gains (losses), net	26	(175)	(85)

Non-operating income (expenses)	US$(4,022)	US$(8,332)	US$(6,069)

          2014 compared to 2013.    Our non-operating expenses decreased 27.2%, to US$6.069 billion in 2014 from US$8.332 billion in 2013. This decrease principally resulted from:

  •
  A decrease in financial expenses of US$2.225 billion, from US$5.002 billion in 2013 to US$2.936 billion in 2014, attributable primarily to the US$2.637 billion net effect of fines and interest recognized under the REFIS in 2013, while the effect of interest on REFIS obligations in 2014 was US$683 million.

  •
  The net effect of fair value changes in derivatives, which represented a loss of US$1.334 billion in 2014 compared to a loss of US$1.033 billion in 2013. This reflected the following main categories of derivatives transactions:

  ◦
  Currency and interest rate swaps. We recognized a net loss of US$683 million in 2014 from currency and interest rate swaps, compared to net loss of US$861 million in 2013. These swaps are primarily used to convert debt denominated in other currencies into U.S. dollars in order to protect our cash flow from exchange rate volatility.

  ◦
  Nickel derivatives. We recognized a gain of US$9 million in 2014 compared to a gain of US$11 million in 2013. These derivatives are part of our nickel price protection program.

  ◦
  Bunker oil derivatives. We recognized a net loss of US$614 million in 2014 compared to a net loss of US$114 million in 2013. These derivatives are structured to minimize the volatility of the cost of maritime freight and the variation is due to the sharp decrease in the spot bunker oil price.

  ◦
  Warrants. We recognized a net loss of US$6 million in 2014 compared to a net loss of US$60 million in 2013. These derivatives were part of the consideration we received under the 2013 gold sale contract with Silver Wheaton.

  •
  Net foreign exchange losses of US$2.115 billion in 2014 compared to net foreign exchange losses of US$2.765 billion in 2013, principally due to the depreciation of the Brazilian real against the U.S. dollar in each year.

  •
  A net indexation loss of US$85 million in 2014 compared to a loss of US$175 million in 2013, mainly due to changes in the amount of certain tax assets.

  •
  A decrease in financial income of US$242 million to US$401 million in 2014, mainly due to fair value gains of US$214 million as a result of the sale of Hydro shares in 2013, which was classified as held for sale.

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

Income taxes

          For 2014, we recorded net income tax expense of US$1.200 billion, compared to an income tax expense of US$6.833 billion in 2013. In 2014, we had a nondeductible impairment related to VBG's operations in Guinea and our nickel operations in New Caledonia. Excluding the effect of these impairment charges and the reversal for tax loss carryforward, the effective tax rate would have been 35.5%.

          In 2013, we had a tax expense from continued operations of US$4.048 billion in connection with the REFIS, a federal tax settlement program for payment of amounts relating to Brazilian corporate income tax and social contribution, in order to settle the claims related to the net income of our non-Brazilian subsidiaries and affiliates from 2003 to 2012. Our participation in the REFIS resulted in a substantial reduction in the amounts in dispute. For more information, see Additional information—Legal proceedings—Litigation on Brazilian taxation of foreign subsidiaries and Notes 6, 20 and 21 to our consolidated financial statements. The effective tax rate on our pretax income, excluding the income tax expense and financial expenses in connection with the REFIS, as well as the impairment of fixed assets, was 23.3%, which is lower than the statutory rate, mainly because of the tax benefit of shareholder distributions categorized as interest on shareholders' equity.

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

Equity in results of affiliates, joint ventures and other investments

          We recorded a net gain in our equity in the results of affiliates and joint ventures of US$505 million in 2014, compared to a net gain of US$469 million in 2013 and US$645 million in 2012. The changes from 2013 to 2014 are mainly attributed to the positive results for VLI, which we began to account for as equity in results of affiliates, joint ventures and other investments in 2014, after the sale of part of our interest. The changes from 2012 to 2013 were principally attributable to lower results from our joint venture Samarco, resulting from lower sales prices for its iron ore pellets.

Impairment on investments

          In 2014 we recognized an impairment of US$31 million on our investment in Vale Soluções em Energia S.A. In 2013, we recognized no impairment. In 2012, we recognized an impairment of US$1.941 billion on our investments, including (i) US$975 million on our interest in Norsk Hydro, due to volatility of aluminum prices and uncertainties about the European economy, (ii) US$883 million on our interest in CSA Thyssenkrupp due to changed expectations about future performance and (iii) US$83 million corresponding to Vale Soluções em Energia due to changes in our investment strategy.

Results of operations by segment

          Our management assesses each segment's contribution to our performance using margin before depreciation and amortization, which is determined by adding back to the segment's operating income the amounts charged as (i) depreciation, depletion and amortization, (ii) impairment of non-current assets and (iii) loss on measurement or sale of non-current assets. See Note 26 to our consolidated financial statements. Our management also considers, in its performance analysis, the amount of dividends received from our joint ventures and associates operating in each of these segments. This management segment analysis is summarized as follows:

	Year ended December 31,
	2012		2013		2014
	Margin before depreciation and amortization (US$ million)	(% of net operating revenues)	Margin before depreciation and amortization (US$ million)	(% of net operating revenues)	Margin before depreciation and amortization (US$ million)	(% of net operating revenues)
Ferrous Minerals:
Iron ore	US$13,733	51.5%	US$16,958	60.9%	US$8.032	41.6%
Iron ore pellets	3,791	57.8	3,449	57.5	2,499	47.5
Manganese ore and ferroalloys	190	34.5	159	30.4	95	24.2
Other ferrous products and services	127	26.1	262	61.7	169	22.8

Total	17,841	52.0	20,828	59.9	10,795	42.0

Coal	(449)	–	(495)	–	(697)	–

Base metals:
Nickel and other products	539	9.0	1,133	19.4	1,980	31.7
Copper concentrate	63	5.5	262	18.1	541	37.3
Other	–	–	244	–	–

Total	602	8.4	1,639	22.5	2,521	32.8

Fertilizers:
Potash	46	15.9	(365)	–	(35)	–
Phosphates	431	17.2	179	8.7	134	7.4
Nitrogen	79	11.3	55	11.7	87	24.9
Other fertilizer products	74	100.0	77	97.5	92	100.0

Total	630	17.7	(54)	–	278	11.5

Other	(531)	–	(192)	–	(112)	–

Subtotal	18,093	38.9%	21,726	45.5%	12,785	34.1%
Dividends received	460		834		568

Total	US$18,553		US$22,560		US$13,353

          We discuss below the changes in each segment's net operating revenues, margin before depreciation and amortization (as explained above) and operating income.

  Ferrous minerals

          2014 compared to 2013.    Our net operating revenues from sales of ferrous minerals decreased 26.1%, from US$34.792 billion in 2013 to US$25.697 billion in 2014, reflecting lower prices, partially offset by higher sale volumes of iron ore and iron ore pellets. In 2014, our average realized prices were 32.2% lower for iron ore and 17.3% lower for iron ore pellets, reflecting the decrease in the average reference price index of Platt's IODEX 62% CFR China in 2014. The volume of our iron ore sales in 2014 increased by 2.0%, due to the ramp-up of Carajás plant 2 (formerly known as Carajás Additional 40 Mtpy), Serra Leste and Conceição Itabiritos, while the volume of our iron ore pellets sales increased by 6.6% due to the start-up of Tubarão VIII pelletizing plant and the ramp-up of the Oman pellet plants.

          For these reasons, margin before depreciation and amortization for the ferrous minerals segment was US$10.795 billion in 2014, 48.2% lower than in 2013. Dividends received from joint ventures and associates operating in the ferrous minerals segment totaled US$526 million in 2014 and US$715 million in 2013.

          Our operating income from the ferrous materials segment was US$7.730 billion in 2014 and US$18.900 billion in 2013. The 59.1% decrease reflects, in addition to the effects discussed in our management analysis, the impairment of Vale's equity stake in VBG's operations in Guinea.

          2013 compared to 2012.    Net operating revenues from sales of ferrous minerals increased to US$34.792 billion in 2013, from US$34.280 billion in 2012. The 1.5% increase primarily reflected higher iron ore prices and volumes, partially offset by lower volumes of iron ore pellets. Our average realized prices were 1.9% higher for iron ore and 0.9% for iron ore pellets, reflecting the increase in the average value of Platt's IODEX 62% CFR China index in 2013 and higher sales on a CFR basis. The volume of our iron ore pellets sales in 2013 decreased by 9.7% due to the stoppage of our Tubarão I and II and São Luis pelletizing plant.

          For the same reasons, margin before depreciation and amortization for the ferrous minerals segment was US$20.828 billion in 2014, 16.7% higher than in 2012. Dividends received from joint ventures and associates operating in ferrous minerals segment totaled US$715 million in 2013 and US$338 million in 2012.

          Our operating income from ferrous materials segment was US$18.900 billion in 2013 and US$16.013 billion in 2012. The 18.0% increase reflects the higher prices above discussed, partially offset by an impairment charge on our pelletizing plants recognized in 2013.

  Coal

          2014 compared to 2013.    Net operating revenues from sales of coal decreased to US$739 million in 2014, from US$1.010 billion in 2013. This 26.8% decrease primarily reflected lower prices for both thermal and metallurgical coal, and lower volume sold for metallurgical coal, partially offset by higher sales volume of thermal coal.

          Margin before depreciation and amortization for the coal segment was a loss of US$697 million in 2014, 40.8% higher than the US$495 million loss in 2013, reflecting lower prices and lower sales volume due to the suspension of the Integra and Isaac Plains mines in Australia. Dividends received from joint ventures and associates operating in the coal segment amounted to US$29 million in 2014 and US$40 million in 2013.

          Our operating loss from the coal segment increased 73.7%, from US$668 million in 2013 to US$1.160 billion in 2014, reflecting, in addition to the negative effects discussed above, a US$343 million impairment charge on our assets in Australia.

          2013 compared to 2012.    Net operating revenues from sales of coal decreased to US$1.010 billion in 2013, from US$1.092 billion in 2012. Our revenues from the coal segment were positively affected by the 51.2% increase in metallurgical coal sales volumes, resulting from the ramp-up of Moatize and better performance at Carborough Downs.

          Margin before depreciation and amortization for the coal segment was a loss of US$495 million in 2013, in line with the loss of US$449 million in 2012. Dividends received from joint ventures and associates operating in the coal segment totaled US$40 million in 2013 and US$60 million in 2012.

          Our operating loss from coal segment in 2013 decreased to US$668 million, from US$2.031 billion in 2012, primarily due to the effect of the US$1.029 billion impairment charge on our Australian coal assets and a US$355 million loss on the sale of our Colombian coal assets in 2012.

  Base metals

          2014 compared to 2013.    Net operating revenues from sales of base metals increased to US$7.692 billion in 2014 from US$7.286 billion in 2013. The 5.6% increase primarily reflected higher nickel prices, resulting from recovery of market after a cycle of decrease and higher nickel and copper sales volume due to the ramp-up of Onça Puma and Salobo operations.

          For the same reasons, margin before depreciation and amortization for the base metals segment was US$2.521 billion in 2014, 53.8% higher than in 2013. In addition to the lower costs and expenses, adjusted by the increase in sales volume, certain non-recurring items, such as insurance proceeds received in 2014 and the proceeds received in the gold stream transaction in 2013, contributed to our income generation.

          We recorded an operating income from the base metals segment of US$1.942 billion in 2014, while we had an operating loss of US$342 million in 2013. A partial reversal of the impairment on our Onça Puma nickel assets positively affected our operating income in 2014.

          2013 compared to 2012.    Net operating revenues from sales of base metals increased to US$7.286 billion in 2013, from US$7.131 billion in 2012. The 2.2% increase primarily reflected higher volume sold from Salobo operations, partially offset by lower prices for the segment.

          Margin before depreciation and amortization for the base metals segment was US$1.639 billion in 2013, 172.3% higher than in 2012, due to the increase in sales volume of copper, reduction in costs and expenses and recognition of a US$244 million revenue related to the gold stream transaction in 2013.

          We recorded an operating loss from base metals segment of US$342 million in 2013, while we had an operating loss of US$3.893 billion in 2012. The decrease in selling, general and administrative expenses and other expenses contributed positively to the result in 2013, while the loss on sale of Tres Valles contributed negatively with US$215 million. In 2012, we registered a US$2.848 billion impairment on our Onça Puma nickel assets.

  Fertilizers

          2014 compared to 2013.    Net operating revenues from sales of fertilizers decreased to US$2.415 billion in 2014, from US$2.814 billion in 2013. The 14.2% decrease was a result of lower prices and lower sales volumes due to the sale of our Araucaria nitrogen operation in June 2013.

          Margin before depreciation and amortization for the fertilizers segment was US$278 million in 2014, against a loss of US$54 million in 2013. The increase resulted from the reduction of costs and expenses of US$355 million, the reduction of the pre-operating and stoppage expenses with the Rio Colorado project (US$376 million), which were partially off-set by lower prices (approximately US$270 million).

          Our operating loss from the fertilizers segment was US$1.194 billion in 2014 compared to an operating loss of US$2.601 billion in 2013. These losses primarily reflected the impairment of fertilizers assets in 2014, in the amount of US$1.053 billion, and the impairment of the Rio Colorado project in 2013, in the amount of US$2.116 billion. Lower costs and lower pre-operating and stoppage expenses in the Rio Colorado project contributed to mitigate these operating losses.

          2013 compared to 2012.    Net operating revenues from sales of fertilizers segment decreased to US$2.814 billion in 2013, from US$3.570 billion in 2012. The 21.2% decrease was a result of lower sales prices and volumes. The main reason for reduced volumes was the sale of Araucaria, a nitrogen producing operation, in June 2013.

          Margin before depreciation and amortization for the fertilizers segment was a loss of US$54 million in 2013, compared to a gain of US$630 million in 2012, reflecting lower prices and the pre-operating and stoppage expenses recorded in 2013 related to Rio Colorado project, in the amount of US$398 million.

          Our operating loss on fertilizers segment was US$2.601 billion in 2013, compared to an operating income of US$38 million in 2012. The change primarily reflected the impairment of the Rio Colorado project in 2013, amounting to US$2.116 billion.

LIQUIDITY AND CAPITAL RESOURCES

Overview

          In the ordinary course of business, our principal funding requirements are for capital expenditures, dividend payments and debt service. We have historically met these requirements by using cash generated from operating activities and through borrowings, supplemented occasionally by dispositions of assets.

          For 2015, we have budgeted capital expenditures of US$10.167 billion, including US$6.358 billion for project execution and US$3.809 billion for sustaining existing operations. Our Board of Executive Officers has proposed a minimum dividend payment for 2015 of US$2.0 billion, subject to approval by our Board of Directors. Also, a principal amount of US$982 million of our debt will mature in 2015.

          We expect our cash flow, cash holdings and the proceeds we will receive from divestments and new joint venture investors to be sufficient to meet these anticipated requirements. As a result of the decrease in global commodity prices, we expect our operating cash flow to decrease in 2015. We have taken measures to reduce our capital expenditures, and we are constantly evaluating opportunities for additional cash generation, in order to mitigate the effect of this expected decrease in our operating cash flow. We entered into transactions that will reduce our funding requirements with respect to our business in Mozambique, including our 2014 investment agreements with Mitsui for the Moatize operations and the Nacala project, and we are seeking non-recourse project financing for the Nacala project. We expect to receive an upfront payment of US$900 million, and ongoing payments upon delivery of gold, as consideration for the sale to Silver Wheaton of an additional 25% of the gold stream from our Salobo copper mine. We are negotiating the sale of six of our very large ore carriers. We are also considering the issuance of redeemable non-voting shares in some of our subsidiaries, the sale of certain investments, and joint ventures for certain of our businesses. Finally, we are committed to continue the reduction in our expenses and to maintain discipline in capital expenditures. If necessary, we may fund our cash requirements for 2015 with additional borrowing.

          We also regularly review acquisition and investment opportunities and, when suitable opportunities arise, we make acquisitions and investments to implement our business strategy. We may fund these investments with borrowings.

Sources of funds

          Our principal sources of funds are operating cash flow and borrowings. The amount of operating cash flow is strongly affected by global prices for our products. In 2014, our operating activities generated cash flows from continued operations of US$12.807 billion, compared to US$14.542 billion in 2013, reflecting primarily the lower prices of iron ore and pellets.

          Our major new borrowing transactions in 2014 are summarized below:

  •
  In February 2014, we issued R$1.0 billion in infrastructure debentures that will mature between 2021 and 2029 to finance part of our CLN S11D Project.

  •
  In January 2014, we entered into a new credit line with Export Development Canada, in the amount of US$775 million.

  •
  In May 2014, we entered into a new credit facility with Banco Nacional de Desenvolvimento Econômico Social ("BNDES") of R$6.2 billion, which will mature in July 2024, to finance part of our Carajás Serra Sul S11D and CLN S11D projects.

          In 2014, we borrowed US$2.320 billion under our new and existing financing agreements.

          In April 2014, we received R$709 million from Mitsui, as part of the consideration for the sale of 20% of the total capital of VLI. In August 2014, we received R$2 billion from Brookfield, as consideration for the sale of 26.5% of the total capital of VLI. See Information on the company—Business overview—Significant changes in our business.

Uses of funds

  Capital expenditures

          Capital expenditures in 2014 amounted to US$12.0 billion, including US$7.8 billion for project execution and US$4.0 billion dedicated to sustaining existing operations. Our actual capital expenditures detailed in other part of these report may differ from those reported in our cash flow statements, because actual figures include some amounts that are treated as current expenses for accounting purposes, such as expenses for project development and maintenance of existing assets. There may also be differences due to the fact that some actual figures are converted into U.S. dollars at the exchange rate on the date of each cash disbursement, while figures reported in our cash flow statements are converted into U.S. dollars based on average exchange rates. For more information about the specific projects for which we have budgeted funds, see Information on the Company—Capital expenditures.

  Distributions and repurchases

          We paid total dividends of US$4.2 billion in 2014 (including distributions classified as interest on shareholders' equity), consisting of US$2.1 billion in April and US$2.1 billion in October. The minimum dividend proposed by our Board of Executive Officers for 2015 is US$2 billion, subject to approval by our Board of Directors.

          We did not repurchase any of our shares in 2014.

  Tax payments

          We paid US$504 million in income tax in 2014, disregarding the payments in connection with REFIS, compared to US$2.405 billion in 2013. In connection with our participation in the REFIS, our outstanding commitment totals US$6.3 billion, which will be paid in 166 monthly installments.

Debt

          At December 31, 2014, our outstanding debt was US$28.807 billion (including US$28.370 billion of principal and US$437 million of accrued interest) compared with US$29.445 billion at the end of 2013. At December 31, 2014, US$1.312 billion of our debt was secured by liens on some of our assets. At December 31, 2014, the debt amortization average term was 9.10 years, compared to 9.89 years in 2013.

          At December 31, 2014, the short term debt and the current portion of long-term debt was US$1.419 billion, including charges.

          Our major categories of indebtedness are as follows. The principal amounts given below exclude accrued charges.

          Our major categories of long-term indebtedness are as follows. The principal amounts given below include the current portion of long-term debt and exclude accrued charges.

  •
  U.S. dollar-denominated loans and financing (US$7.029 billion at December 31, 2014).  This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations.

  •
  U.S. dollar-denominated fixed rate notes (US$13.308 billion at December 31, 2014).  We have issued in public offerings several series of fixed-rate debt securities, directly by Vale and through our finance subsidiary Vale Overseas Limited, guaranteed by Vale, totaling US$12.757 billion. Our subsidiary Vale Canada has outstanding fixed rate debt in the amount of US$400 million.

  •
  Euro-denominated fixed rate notes (US$1.822 billion at December 31, 2014).  We have issued in public offerings two series of fixed-rate debt securities denominated in Euro totaling €1.500 billion.

  •
  Other debt (US$6.210 billion at December 31, 2014).  We have outstanding debt, principally owed to BNDES, Brazilian commercial banks and infrastructure debentures, denominated in Brazilian reais and other currencies.

          We have a variety of credit lines available, including the following, at December 31, 2014:

  •
  A US$1.2 billion facility with The Export-Import Bank of China and the Bank of China Limited to finance the construction of 12 very large ore carriers. As of December 31, 2014, we had drawn US$1.062 billion under this facility.

  •
  Credit lines for R$7.3 billion, or US$2.748 billion, with BNDES to finance our investment program. As of December 31, 2014, we had drawn the equivalent of US$1.831 billion under these facilities.

  •
  A R$3.9 billion, or US$1.462 billion, financing agreement with BNDES to finance part of the implementation of the CLN 150 Mtpy project, which will expand the logistics infrastructure in Vale's Northern System. As of December 31, 2014, we had drawn the equivalent of US$1.257 billion under this facility.

  •
  A R$6.2 billion, or US$2.320 billion, financing agreement with BNDES to finance part of the implementation of S11D project and its infrastructure (CLN S11D). As of December 31, 2014, we had drawn the equivalent of US$700 million under this facility.

          In November 2014, we redeemed certain bonds issued by Vale Canada with maturity in 2015, in the amount of US$300 million.

          We have two revolving credit facilities with syndicates of international banks, which will mature in April 2016 and July 2018. At December 31, 2014, the total amount available under these facilities was US$5 billion, which can be drawn by Vale, Vale Canada and Vale International. As of December 31, 2014, we had not drawn any amounts under this facility.

          Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage.

          We have a 9% interest in Norte Energia, a joint venture formed to build the Belo Monte hydroelectric facility. We have committed to guarantee a portion, equal to our share ownership percentage, of the debt incurred by Norte Energia under a R$22.5 billion credit facility from BNDES and other lenders to finance the construction. We have also agreed to pledge our interest in Norte Energia to secure the financing. As part of the restructuring of our investments in power generation, we are in the process of selling 49% of our 9% interest in Norte Energia. As a result, our interest in the Belo Monte project will be reduced to 4.59%, and we expect that our guarantee of the debt under the credit facility will be reduced accordingly.

CONTRACTUAL OBLIGATIONS

          The following table summarizes our contractual obligations at December 31, 2014. This table excludes other common non-contractual obligations that we may have, including pension obligations, deferred tax liabilities and contingent obligations arising from uncertain tax positions, all of which are discussed in the notes to our consolidated financial statements.

	Payments due by period
	Total	Less than 1 year	2016-2017	2018-2019	Thereafter
	(US$ million)
Debt less accrued interest	US$28,370	US$982	US$4,400	US$6,813	US$16,175
Interest payments(1)	17,035	1,523	2,954	2,451	10,108
Operating lease obligations(2)	220	72	105	43	–
Purchase obligations(3)	10,135	5,486	2,691	0,889	1,068

Total	US$55,760	US$8,063	US$10,150	US$10,196	US$27,351

(1)
Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2014 and assuming that (i) all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payments dates, and (ii) our perpetual bonds are redeemed on the first permitted redemption date.
(2)
Amounts include fixed payments related to the operating lease contracts for the pellet plants.
(3)
Obligations to purchase materials. Amounts are based on contracted prices, except for purchases of iron ore from mining companies located in Brazil.

OFF-BALANCE SHEET ARRANGEMENTS

          At December 31, 2014, we did not have any off-balance sheet arrangements as defined in the SEC's Form 20-F. For information on our contingent liabilities see Note 30 to our consolidated financial statements.

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

Mineral reserves and useful life of mines

          We regularly evaluate and update our estimates of proven and probable mineral reserves. Our proven and probable mineral reserves are determined using generally accepted estimation techniques. Calculating our reserves requires us to make assumptions about future conditions that are uncertain, including future ore and metal prices, currency prices, inflation rates, mining technology, availability of permits, production and capital costs. Changes in some or all of these assumptions could have a significant impact on our recorded proven and probable reserves.

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

Asset retirement obligation

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

          Our Environmental Department defines the rules and procedures that should be used to evaluate our asset retirement obligations. The future costs of retirement of our mines and sites are reviewed annually, in each case considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate. At December 31, 2014, we estimated the fair value of our aggregate total asset retirement obligations to be US$3.369 billion.

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

          Non-current assets (excluding goodwill) which we recognized an impairment are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Fair values of derivatives

          We are required to recognize all derivative financial instruments, whether designated in hedging relationships or not, on our balance sheet and to measure such instruments at fair value. The gain or loss in fair value is included in current earnings, unless the derivative to which the gain or loss is attributable qualifies for hedge accounting. We have entered into some cash flow hedges that qualify for hedge accounting. Unrealized fair value adjustments to cash flow hedges are recognized in other comprehensive income. We use well-known market participants' valuation methodologies to compute the fair value of instruments. To evaluate the financial instruments, we use estimates and judgments related to present values, taking into account market curves, projected interest rates, exchange rates, counterparty (credit) risk adjustments, forward market prices and their respective volatilities, when applicable. We evaluate the impact of credit risk on financial instruments and derivative transactions, and we enter into transactions with financial institutions that we consider to have a high credit quality. The exposure limits to financial institutions are proposed annually by the Executive Risk Committee and approved by the Board of Executive Officers. The financial institution's credit risk tracking is performed making use of a credit risk valuation methodology that considers, among other information, published ratings provided by international rating agencies and other management judgments. During 2014, we implemented hedge accounting for foreign exchange hedge and bunker costs hedge. At December 31, 2014, we had US$122 million of realized losses related to derivative instruments designated as cash flow hedges. In 2014, we recorded to the income statement net losses of US$1.334 billion in relation to derivative instruments.

Deferred income taxes

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

Litigation

          We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and we disclose material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Note 18 to our consolidated financial statements.

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

          The provision for litigation at December 31, 2014, totaling US$1.282 billion, consists of provisions of US$706 million for labor, US$118 million for civil, US$366 million for tax and US$92 million for other claims. Claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is reasonably possible but not probable, and for which we have not made provisions, amounted to a total of US$10.577 billion at December 31, 2014, including claims of US$1.955 billion for labor, US$1.406 billion for civil, US$6.094 billion for tax and US$1.122 billion for other claims.

Employee post-retirement benefits

          We sponsor defined benefit pension and other post-retirement benefit plans covering some of our employees. The determination of the amount of our obligations for these benefits depends on certain actuarial assumptions. These assumptions are described in Note 21 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries.

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

          In order to achieve this objective and to further improve our corporate governance practices, our Board of Directors has established a company-wide risk management policy and an Executive Risk Management Committee. The risk management policy requires that we regularly evaluate and monitor the corporate risk on a consolidated basis in order to guarantee that our overall risk level remains in accordance with the acceptable corporate risk guidelines.

          See Note 24 to our consolidated financial statements for quantitative information about risks relating to financial instruments, including financial instruments entered into pursuant to our risk management policies.

Market risk

          We are exposed to various market risk factors that can impact our financial stability and cash flow. An assessment of the potential impact of the consolidated market risk exposure is performed periodically to support our decision making processes and growth strategy, ensure financial flexibility and monitor future cash flow volatility.

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

          Considering the nature of our business and operations, the main market risk factors that we are exposed to are:

  •
  Foreign exchange rates and interest rates:  our cash flows are exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian reais and the Canadian dollar. We frequently use derivative instruments, primarily forward transactions and swaps, in order to reduce our potential cash flow volatility arising from this currency mismatch. We also use swaps to convert into U.S. dollars a portion of our debt service costs denominated in Brazilian reais.

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

  •
  Product prices and input costs:  we are also exposed to market risks associated with commodities price volatilities. In line with our risk management policy, we may also employ risk mitigation strategies to manage this risk that can include forward transactions, futures contracts and zero-cost collars. In 2014, we entered in to transactions to partially hedge our exposure to nickel and bunker oil prices.

Credit risk

          We are exposed to credit risk arising from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. Our credit risk management process provides a framework for assessing and managing counterparties' credit risk and for maintaining our risk at an acceptable level.

  Commercial credit risk management

          We assign an internal credit rating and a credit limit to each counterparty using our own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty's strategic position and history of commercial relations.

          Based on the counterparty's credit risk, or based on our consolidated credit risk profile, risk mitigation strategies may be used to manage credit risk. The main credit risk mitigation strategies include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

          From a geographic standpoint, we have a diversified accounts receivable portfolio, with China, Europe, Brazil and Japan the regions with the most significant exposure. According to each region, different guarantees can be used to enhance the credit quality of the receivables. We monitor the counterparty exposure in the portfolio periodically and we block additional sales to customers in delinquency.

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

          The following table sets forth information regarding ownership of Vale shares as of December 31, 2014 by the shareholders we know beneficially own more than 5% of any class of our outstanding capital stock, and by our directors and executive officers as a group.

	Common shares owned	% of class	Preferred shares owned	% of class
Valepar(1)	1,716,435,045	53.9%	20,340,000	1.0%
BNDESPAR(2)	206,378,882	6.5%	66,185,272	3.4%
Aberdeen Asset Management PLC(3)	n/a	n/a	182,585,243	9.01%
Directors and executive officers as a group	11,816	Less than 1.0%	857,797	Less than 1.0%

(1)
See the tables below for information about Valepar's shareholders.
(2)
BNDESPAR is a wholly-owned subsidiary of BNDES. The figures do not include common shares beneficially (as opposed to directly) owned by BNDESPAR.
(3)
Based on share ownership report on Schedule 13G filed by Aberdeen Asset Management PLC on January 6, 2015.

          The Brazilian government also owns 12 golden shares of Vale, which give it veto powers over certain actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities.

          The table below sets forth information regarding ownership of Valepar common shares as of December 31, 2014.

	Common shares owned	% of class
Valepar shareholders
Litel Participações S.A.(1)	637,443,857	49.00%
Eletron S.A.(2)	380,708	0.03%
Bradespar S.A.(3)	275,965,821	21.21%
Mitsui(4)	237,328,059	18.24%
BNDESPAR(5)	149,787,385	11.51%

Total	1,300,905,830	100.00%

(1)
Litel owns 200,864,272 preferred class A shares of Valepar, which represents 71.41% of the preferred class A shares. LitelA, an affiliate of Litel, owns 80,416,931 preferred class A shares of Valepar, which represents 28.59% of the preferred class A shares. LitelB, also an affiliate of Litel, owns 5,641,188 preferred class C shares of Valepar, which represents 29.25% of the preferred class C shares.
(2)
Eletron owns 7,139 preferred class C shares of Valepar, which represents 0.04% of the preferred class C shares.
(3)
Bradespar is controlled by a control group consisting of Cidade de Deus—Cia. Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Nova Cidade de Deus Participações S.A. Brumado Holdings Ltda., a subsidiary of Bradespar, owns 5,174,863 preferred class C shares of Valepar, which represents 26.83% of the preferred class C shares.
(4)
Mitsui owns 4,450,333 preferred class C shares of Valepar, which represents 23.08% of the preferred class C shares.
(5)
BNDESPAR owns 4,012,241 preferred class C shares of Valepar, which represents 20.80% of the preferred class C shares.

          The table below sets forth information regarding ownership of Litel Participações S.A., one of Valepar's shareholders, as of December 31, 2014.

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

  We and BNDES are parties to a contract relating to authorizations for mining exploration. This contract, which we refer to as the Mineral Risk Contract, provides for the joint development of certain unexplored mineral deposits that form part of our Northern System, except for our iron ore and manganese ore deposits which were specifically excluded from the contract, as well as proportional participation in any profits earned from the development of such resources. In 2007, the Mineral Risk Contract was extended indefinitely, with specific rules for all exploration projects and exploration targets and mineral rights covered under the contract.

  BNDES has provided us with credit lines of R$7.3 billion to finance our investment program, facilities totaling R$985 million to finance the acquisition of equipment in Brazil, a R$3.9 billion financing for our CLN 150 Mtpy project and a R$6.2 billion financing for our S11D project and its infrastructure (CLN S11D).

  BNDES holds a total of R$871 million, or US$328 million, in debentures of our subsidiary Salobo Metais S.A. with a right to subscribe for Salobo's preferred shares in exchange for part of the outstanding debentures, which right expires two years after Salobo reaches an accumulated revenue equivalent to 200,000 tons of copper.

  For more information on our transactions with BNDES, see Operating and financial review and prospects—Liquidity and capital resources. BNDESPAR is in the control group of several Brazilian companies with which we have commercial relationships in the ordinary course of our business.

          Mitsui and BNDESPAR have direct investments in some of our subsidiaries, joint ventures and associated companies. BNDESPAR has a direct stake in our subsidiary Vale Soluções em Energia S.A. Mitsui has a minority stake in our subsidiary MVM Resources International B.V., which controls the Bayóvar (Peru) phosphate operations, and is part of a joint venture that holds an equity stake in our subsidiary VNC. Mitsui is also our joint venture partner at VLI, and BNDES holds debentures issued by Vale exchangeable into common shares of VLI. In December 2014, we entered into an investment agreement with Mitsui in connection with our coal business in Mozambique (see Information on the Company—Business Overview—Significant changes in our business).

          We have a policy on Related Party Transactions, which sets forth rules and principles to ensure transparency and arm's-length conditions in our transactions with related parties and other situations of potential conflicts of interest. Pursuant to that policy and our bylaws, our Governance and Sustainability Committee is responsible for issuing reports about potential conflicts of interest between us and our shareholders or management and for reviewing the procedure and terms of related party transactions that are submitted to our Board of Directors for approval. Under the policy, if we identify a conflict of interest with a shareholder, then that shareholder or its representative may not participate in any discussions related to the transaction at any shareholders' meeting and will only have access to publicly available information about the matter. The policy also prohibits the extension of any loans to related parties other than our subsidiaries and affiliated companies.

          For information regarding investments in affiliated companies and joint ventures and for information regarding transactions with major related parties, see Notes 12 and 31 to our consolidated financial statements.

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

          For 2015, our Board of Executive Officers has proposed a minimum dividend of US$2.0 billion, subject to approval by our Board of Directors. We pay the same amount per share on both common and preferred shares in accordance with our bylaws.

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

		Reais per share
	Payment date				U.S. dollars per share at payment date	U.S. dollars total at payment date (US$ million)
Year		Dividends	Interest on equity	Total
2009	April 30	0.52	–	0.52	0.24	1,255
	October 30	–	0.49	0.49	0.29	1,469
2010	April 30	–	0.42	0.42	0.24	1,250
	October 31	–	0.56	0.56	0.34	1,750
2011	January 31	–	0.32	0.32	0.19	1,000
	April 29	–	0.61	0.61	0.38	2,000
	August 26	0.93	–	0.93	0.58	3,000
	October 31	0.39	0.63	1.02	0.58	3,000
2012	April 30	–	1.08	1.08	0.59	3,000
	October 31	0.66	0.53	1.19	0.58	3,000
2013	April 30	0.15	0.71	0.86	0.44	2,250
	October 31	0.12	0.82	0.94	0.44	2,250
2014	April 30	–	0.90	0.90	0.41	2,100
	October 31	0.34	0.65	0.99	0.41	2,100

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

          Our common ADSs, each representing one common share, and our preferred ADSs, each representing one preferred share, are traded on the New York Stock Exchange ("NYSE"), under the ticker symbols VALE and VALE.P, respectively. Our common ADSs and preferred ADSs are traded on Euronext Paris, under the ticker symbols VALE3 and VALE5, respectively. JPMorgan Chase Bank serves as the depositary for both the common and the preferred ADSs. On February 27, 2015, there were 1,396,634,819 ADSs outstanding, 767,932,992 common ADSs and 628,701,827 preferred ADSs, representing 55% of our common shares and 45% of our preferred shares, or 27% of our total share capital.

          Our common HDSs, each representing one common share, and our preferred HDSs, each representing one class A preferred share, are traded on the HKEx, under the stock codes 6210 and 6230, respectively. JPMorgan Chase Bank serves as the depositary for both the common and the preferred HDSs. On February 27, 2015, there were 665,850 HDSs outstanding, consisting of 619,300 common HDSs and 46,550 preferred HDSs.

 SHARE PRICE HISTORY

          The following table sets forth trading information for our ADSs, as reported by the New York Stock Exchange and our shares, as reported by the BM&FBOVESPA, for the periods indicated. Share prices in the table have been adjusted to reflect stock splits.

	BM&F BOVESPA (Reais per share)				NYSE (US$ per share)
	Common share		Preferred share		Common ADS		Preferred ADS
	High	Low	High	Low	High	Low	High	Low
2010	59.85	42.85	51.34	37.50	34.65	23.98	30.50	20.20
2011	60.92	38.59	53.41	36.54	37.02	20.51	32.50	19.58
2012	45.87	32.45	53.41	32.12	37.08	15.88	32.50	15.67
2013	44.10	28.39	42.60	26.00	21.49	12.63	20.88	11.47
1Q	44.1	33.58	42.60	32.39	21.49	16.98	20.88	16.23
2Q	36.19	28.45	34.08	26.70	18.25	12.94	17.14	11.97
3Q	37.85	28.39	33.68	26.00	16.81	12.63	14.98	11.47
4Q	38.47	33.2	34.44	30.47	17.08	14.43	15.33	13.28
2014
1Q	35.71	29.26	32.73	25.90	15.25	12.42	14.01	10.93
2Q	33.34	28.40	30.12	25.47	15.07	12.62	13.61	11.19
3Q	32.92	26.54	29.36	23.30	14.83	10.87	13.23	9.49
4Q	28.31	18.69	24.80	16.00	11.80	6.86	10.31	5.89
Q4 2014 and Q1 2015
October 2014	28.31	23.70	24.80	20.50	11.80	9.92	10.31	8.57
November 2014	25.00	22.03	21.55	18.83	10.09	8.53	8.76	7.27
December 2014	22.22	18.69	19.50	16.00	8.73	6.86	7.53	5.89
January 2015	22.84	18.05	20.10	16.19	8.69	6.91	7.63	6.23
February 2015	22.71	18.61	19.55	16.55	8.05	7.03	6.89	6.26

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

          The depositary reimburses us for certain expenses we incur in connection with the ADR and HDR programs, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders and HDR holders. For the year ended December 31, 2014, the depositary reimbursed us US$11 million in connection with the ADR and HDR programs.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Vale did not engage in any share repurchase program during 2014.

IV.  MANAGEMENT AND EMPLOYEES

MANAGEMENT

Board of Directors

          Our Board of Directors sets general guidelines and policies for our business and monitors the implementation of those guidelines and policies by our executive officers. Our bylaws provide for the Board of Directors to consist of 11 members and 11 alternates, each of whom serves on behalf of a particular director. All members (and their respective alternates) are elected for the same two-year term at a general shareholders' meeting, can be re-elected, and are subject to removal at any time. Our bylaws provide that the chief executive officer cannot serve as chairman of the Board of Directors.

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

  •
  The Governance and Sustainability Committee is responsible for evaluating and recommending improvements to the effectiveness of our corporate governance practices and the functioning of our Board of Directors, recommending improvements to the code of Ethics and Conduct and our management system in order to avoid conflicts of interests between Vale and its shareholders or management, issuing reports on potential conflicts of interest between Vale and its shareholders or management and reporting on policies relating to corporate responsibility, such as environmental and social responsibility.

          Ten of our 11 current directors (and nine of our 10 alternate directors) were appointed by Valepar. This includes an additional director appointed by Valepar, because no individual or group of common and preferred shareholders met the thresholds described under our bylaws and Brazilian corporate law. One director and his respective alternate are appointed by our employees, pursuant to our bylaws. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred shares representing at least 10% of our total share capital, have the right to appoint one member and an alternate to our Board of Directors. Our employees and our non-controlling shareholders each have the right, as a class, to appoint one director and an alternate. The terms of all of our directors and alternate directors will expire at the Ordinary General Shareholder's meeting of 2015.

          The following table lists the current members of the Board of Directors and each director's alternate.

Director(1)	Year first elected	Alternate director(1)	Year first elected
Dan Antonio Marinho Conrado (chairman)	2012	Marco Geovanne Tobias da Silva	2011
Mário da Silveira Teixeira Júnior (vice-chairman)	2003	Luiz Maurício Leuzinger	2012
Marcel Juviniano Barros	2012	Francisco Ferreira Alexandre	2013
Robson Rocha	2011	Sandro Kohler Marcondes	2011
Gueitiro Matsuo Genso(7)	2015	Hayton Jurema da Rocha	2013
Sérgio Alexandre Figueiredo Clemente(6)	2014	Luiz Carlos de Freitas	2007
Hiroyuki Kato(4)	2014	Isao Funaki(5)	2014
Oscar Augusto de Camargo Filho	2003	Eduardo de Oliveira Rodrigues Filho	2011
Luciano Galvão Coutinho	2007	Laura Bedeschi Rego de Mattos(3)	2014
José Mauro Mettrau Carneiro da Cunha	2010	Vacant	–
João Batista Cavaglieri(2)	2013	Eduardo Fernando Jardim Pinto(2)	2013

(1)
Appointed by Valepar and approved at the shareholders' meeting unless otherwise indicated.
(2)
Appointed by our employees and approved at the shareholders' meeting.
(3)
As a result of the resignation of Mr. Caio Marcelo de Medeiros Melo in February 2014, Ms. Laura Bedeschi was appointed by the Board of Directors as alternate of Mr. Luciano Coutinho, and such appointment confirmed at the Extraordinary and Ordinary General Shareholder's Meeting of April 2014.
(4)
As a result of the resignation of Mr. Fuminobu Kawashima in April 2014, Mr. Hiroyuki Kato was appointed by the Board of Directors as effective director, and such appointment confirmed at the Extraordinary Shareholder's Meeting held in December 2014.
(5)
As a result of the resignation of Mr. Hidehiro Takahashi in May 2014, Mr. Isao Funaki was appointed by the Board of Directors as alternate of Mr. Hiroyuki Kato, and such appointment confirmed at the Extraordinary Shareholder's Meeting held in December 2014.
(6)
As a result of the resignation of Mr. Renato Gomes in May 2014, Mr. Sergio Clemente was appointed by the Board of Directors as effective director, and such appointment confirmed at the Extraordinary Shareholder's Meeting held in December 2014.
(7)
As a result of the resignation of Mr. Paulo Rogério Caffarelli in March 2015, Mr. Gueitiro Matsuo Genso was appointed by the Board of Directors as effective director on March 12, 2015.

          Below is a summary of the business experience, activities and areas of expertise of our current directors.

          Dan Antonio Marinho Conrado, 50: Chairman of Vale's Board of Directors since October 2012.

          Other current director or officer positions:    Chief Executive Officer of Previ, the pension fund of the employees of Banco do Brasil S.A. ("Banco do Brasil"), since June 2012; Chairman of Valepar since November 2012; Chief Executive Officer of Valepar since October 2012.

          Professional experience:    Alternate Member of the Board of Directors of Mapfre BBSH2 Participações S.A. ("Mapfre"), a publicly-held insurance company, from June 2011 to April 2014; Member of the Board of Directors of FRAS-LE S.A., a publicly-held friction materials manufacturer, from April 2010 to March 2013; Member of the Board of Directors of Aliança do Brasil S.A., a publicly-held insurance company, from June 2010 to June 2011; Member of the Board of Directors of BRASILPREV S.A. ("BRASILPREV"), a publicly-held pension fund, from January 2010 to March 2010; Director for Marketing and Communications for Banco do Brasil S.A., a publicly-held financial institution, in 2009, where he also served as Director of Distribution, from 2010 to 2011, and Vice President for Retail, Distribution and Operations, from December 2011 to May 2012; Member of the Fiscal Council of Centrais Elétricas de Santa Catarina S.A.—CELESC, a publicly-held electric utility company, from April 2000 to April 2002; Member of the Fiscal Council of WEG S.A. ("WEG"), a publicly-held engines manufacturer and full industrial electrical systems provider, from April 2002 to April 2005; Member of the Board of Directors of Fras-le S.A., a publicly-held friction material production company, from April 2010 to March 2013.

          Academic background:    Degree in Law from Universidade Dom Bosco, Mato Grosso do Sul; MBA degree from COPPEAD /Universidade Federal do Rio de Janeiro ("UFRJ") and an MBA degree from Instituto de Ensino e Pesquisa em Administração ("INEPAD") of Universidade Federal de Mato Grosso—UFMT.

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

          Professional experience:    Chief Executive Officer of Bradespar, from July 2001 to March 2002; Executive Vice President, from March 1998 to march 1999; Executive Managing Officer, from March 1992 to March 1998; and Department Officer at Banco Bradesco from January 1984 to March 1992; Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, a subsidiary of Banco Bradesco that provides securities brokerage and research services, from March 1983 to January 1984; Executive Vice President of the Associação Nacional dos Bancos de Investimento ("ANBID"), an association of investment banks, from August 1994 to August 1996; Member of the Board of Directors of the Associação Brasileira das Companhias Abertas ("ABRASCA"), an association of Brazilian publicly held companies, from May 1996 to July 2000; Vice-Chairman of the Board of Directors of BES Investimento do Brasil S.A.—Banco de Investimento, an investment bank and subsidiary of Banco Espírito Santo, from February 2001 to February 2007; Member of the Board of Directors of Companhia Siderúrgica Nacional—CSN, a publicly-held steel company, from March 1996 to April 2000; of Latasa S.A. ("Latasa"), now called Rexam Beverage Can South America S.A., an aluminum products manufacturer, from April 1992 to April 2000; of São Paulo Alpargatas S.A., a clothing and sporting goods manufacturer, from March 1996 to April 1999; of Tigre S.A.—Tubos e Conexões, a pipe and construction materials manufacturer, from April 1997 to April 1998; of Everest Leasing S.A. Arrendamento Mercantil, a leasing company affiliated with Banco Bradesco, from February 2004 to July 2004; as well as the electric utility companies Companhia Paulista de Força e Luz—CPFL, from November 1997 to April 2005; CPFL de Energia S.A., from August 2001 to April 2005; Companhia Piratininga de Força e Luz, from April 2003 to April 2005; and the electric utility holding companies CPFL Energia S.A. ("CPFL Energia"), from March 2000 to April 2006; and VBC Energia S.A. from March 1997 to April 2005.

          Academic background:    Degree in Civil Engineering and in Business Administration from Universidade Presbiteriana Mackenzie, São Paulo.

          Marcel Juviniano Barros, 52: Director of Vale since October 2012.

          Other current director or officer positions:    Officer of Securities of Previ since 2012; Member of the Board of Directors of Valepar since 2012; Member of the Board of PRC-Principles for Responsible Investment of the UN since 2012.

          Professional experience:    Between 1987 and 2012 held several positions at Banco do Brasil, a publicly-held financial institution, including the position of Union Auditor; General-Secretary of the National Confederation of Financial Branch Workers, where he coordinated international networks from 2008 to 2011.

          Academic background:    Degree in History from Fundação Municipal de Ensino Superior de Bragança Paulista.

          Robson Rocha, 56: Director of Vale since April 2011.

          Other current director or officer positions:    Vice President for Human Resources Management and Sustainable Development of Banco do Brasil since April 2009.

          Professional experience:    Vice-Chairman of CPFL Energia S.A. from April 2010 to April 2011; Member of the Board of Directors of Banco Nossa Caixa S.A. from May to November 2009; Officer of Banco do Brasil from May 2008 to April 2009.

          Academic background:    Degree in Business Administration from UNICENTRO—Newton Paiva, Belo Horizonte; post-graduate degree in Strategic Management and Basic General Training for Senior Executives from Universidade Federal de Minas Gerais ("UFMG"); Master's degree in Marketing from Fundação Ciências Humanas—Pedro Leopoldo; and an MBA degree in Finance from Fundação Dom Cabral.

          Sérgio Alexandre Figueiredo Clemente, 55: Director of Vale since 2014.

          Other current director or officer positions:    Executive Vice President of Banco Bradesco since 2012; Vice President of Bradesco Leasing S.A.—Arrendamento Mercantil since 2012.

          Professional experience:    Department Officer of Banco Bradesco from 2000 to 2006; Executive Managing Officer of Banco Bradesco from 2006 to 2012.

          Academic background:    Degree in Mechanical Engineering from Pontifícia Universidade Católica de Minas Gerais; Executive MBA in Finance from IBMEC; Advanced Management program from Fundação Dom Cabral and INSEAD.

          Hiroyuki Kato, 58: Director of Vale since April 2014.

          Other current director or officer positions:    Representative Director and Senior Executive Managing Officer at Mitsui.

          Professional experience:    Executive Managing Officer and Chief Operating Officer of Energy Business Unit I at Mitsui, from April 2012 to March 2014; Managing Officer and Chief Operating Officer of Energy Business Unit I at Mitsui, from April 2010 to March 2012; General Manager, Exploration & Production Division, Energy Business Unit I, Tokyo head office of Mitsui, from May 2008 to March 2010; General Manager, Coal Division, Energy Business Unit I, Tokyo head office of Mitsui, from April 2007 to April 2008; Member of the Board of Directors of Mitsui Oil Exploration Co., Ltd., an Oil & Gas exploration company, from June 2008 to March 2014; Member of the Board of Directors of Mitsui Oil Exploration Co., Ltd., an Oil & Gas exploration company, from June 2008 to March 2014; Member of the Board of Directors of Canada Oil Sands Co., Ltd., an Oil & Gas company, from June 2010 to October 2013; Member of the Board of Directors of Mitsui Oil Co., Ltd., a domestic and overseas sales of petroleum products company, from June 2010 to June 2012.

          Academic background:    Degree in Commercial Science from Keio University; Master's degree in Business Administration from MIT Sloan School of Management.

          Gueitiro Matsuo Genso, 43: Director of Vale since 2015.

          Other current director or officer positions:    President of Previ since 2015; Member of the Board of Directors of the Brazilian Interbank Payment Chamber since August 2014; Member of the Fiscal Council of Grupo Segurador BB Mapfre since June 2011.

          Professional experience:    Executive Officer (Private Customers) of Banco do Brasil from 2014 to 2015; Executive Officer (Home Loans) of Banco do Brasil from 2011 to 2014; Executive Officer (Loans) of Banco do Brasil from 2010 to 2011; Executive Officer (Products) of Banco Nossa Caixa S.A. from 2009 to 2010.

          Academic background:    Degree in Business Administration from Faculdade SPEI—Curitiba; MBA degree from Fundação Getúlio Vargas in Cascavel; MBA degree in Agribusiness from Escola Superior de Agricultura Luiz de Queiroz—ESALQ in Piracicaba.

          Oscar Augusto de Camargo Filho, 77: Director of Vale since September 2003.

          Other current director or officer positions:    Director of Valepar since 2003; Member of Vale's Strategy and Executive Development Committee since 2003; managing partner of CWH Consultoria Empresarial, a business consulting firm, since 2003.

          Professional experience:    Chairman of the Board of Directors of MRS from 1996 to 2003 and Chief Executive Officer and Commercial Director of CAEMI—Mineração e Metalurgia S.A. ("CAEMI"), a mining holding company that was acquired by Vale in 2006, where Mr. Camargo Filho also held various positions from 1973 to 2003.

          Academic background:    Degree in Law degree from Universidade de São Paulo ("USP") and post graduate degree in International Marketing from Cambridge University.

          Luciano Galvão Coutinho, 68: Director of Vale since August 2007.

          Other current director or officer positions:    President of BNDES since 2007; Member of the Board of Directors of Petrobras since April 2013; and Member of Vale's Strategic Committee since May 2009.

          Professional experience:    Partner of LCA Consultores, a business consulting firm, from 1995 until 2007 and partner of Macrotempo Consultoria, also a business consulting firm, from 1990 to 2007; Member of the Board of Directors of Ripasa S.A. Celulose e Papel, a paper manufacturer, from 2002 to 2005, and Neoenergia, from 2003 to 2004, and Executive Secretary of the Ministry of Science and Technology from 1985 to 1988. Mr. Coutinho is an invited professor at the Universidade Estadual de Campinas ("UNICAMP") and has been a visiting professor at USP, the University of Paris XIII, the University of Texas and the Ortega y Gasset Institute.

          Academic background:    Degree in Economics from USP; Master's degree in Economics from the Economic Research Institute of USP and a Ph.D. in Economics from Cornell University.

          José Mauro Mettrau Carneiro da Cunha, 65: Director of Vale since June 2010.

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

          Professional experience:    Chief Executive Officer of Oi S.A. in 2013; Chairman of the Board of Directors of Tele Norte Celular Participações S.A., from 2008 to 2012, Tele Norte Leste Participações S.A. from 2007 to 2012, Telemar Norte Leste S.A. from 2007 to 2012, Coari Participações S.A. from 2007 to 2012, TNL PCS S.A. from 2007 to 2012; Member of the Board of Directors of Lupatech S.A., a publicly-held oil and gas production support company, from 2006 to 2012, Log-In from 2007 to 2011, Braskem S.A., a Brazilian petrochemical company, from 2007 to April 2010, where he previously served as Vice President of Strategic Planning from 2003 to 2005 and as Director, from 2007 to 2010, Politeno Indústria e Comércio S.A., a manufacturer of polyethylene and thermoplastic resins, from 2003 to 2004, Banco do Estado do Espírito Santo ("BANESTES"), a financial institution, from 2008 to 2009, LIGHT Serviços de Eletricidade S.A., an energy distributor, from 1997 to 2000, Aracruz Celulose S.A., a paper manufacturer, from 1997 to 2002, and TNL from 1999 to 2003, where he also served as an Alternate Member of the Board of Directors in 2006.

          Academic background:    Degree in Mechanical Engineering from Universidade Católica de Petrópolis in Rio de Janeiro; executive education program in management from the Anderson School of Management at the University of California.

          João Batista Cavaglieri, 59: Director of Vale since April 2013.

          Professional experience:    Vale employee since 1973, when he was licensed to hold the position of treasurer of SINDFER ES/MG (Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Espírito Santo e Minas Gerais); Interim president of SINDFER ES/MG from 2002 to 2005, and since then current president of SINDFER ES/MG; Member of the Board of Directors of Vale from 2007 to 2009.

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

	Year of appointment	Position	Age
Murilo Pinto de Oliveira Ferreira	2011	Chief Executive Officer	61
Luciano Siani Pires	2012	Chief Financial Officer and Executive Officer for Investor Relations	45
Gerd Peter Poppinga(1)	2014	Executive Officer (Ferrous Minerals)	55
Vacant(2)	–	Executive Officer (Base Metals Operations)	44
Galib Abrahão Chaim	2011	Executive Officer (Implementation of Capital Projects)	64
Humberto Ramos de Freitas	2011	Executive Officer (Logistics and Mineral Research)	61
Vânia Lucia Chaves Somavilla	2011	Executive Officer (Human Resources, Health and Safety, Sustainability and Energy)	55
Roger Allan Downey	2012	Executive Officer (Fertilizer and Coal)	47

(1)
Gerd Peter Poppinga was Executive Officer for Base Metals Operations and Information Technology of Vale from November 2011 to November 2014.
(2)
In November 2014, our Board of Directors appointed Ms. Jennifer Maki as Executive Officer for Base Metals Operations, subject to her obtaining a visa and relocating to Brazil, as required under Brazilian law.

          Below is a summary of the business experience, activities and areas of expertise of our current executive officers.

          Murilo Pinto de Oliveira Ferreira, 61: Chief Executive Officer of Vale and Member of Vale's Strategy and Disclosure Committees since May 2011.

          Professional experience:    Executive Officer of Vale with responsibility over several different departments from 2005 to 2008, including Business Development, M&A, Steel, Energy, Nickel and Base Metals; Chief Executive Officer of Vale Canada from 2007 to 2008 and member of the Board of Directors from 2006 to 2007; Chairman of the Board of Directors of Alunorte from 2005 to 2008, MRN from 2006 to 2008 and Valesul Alumíno S.A., a subsidiary of Vale involved in the production of aluminum, from 2006 to 2008; Member of the Board of Commissioners of PTVI, from 2007 to 2008. Mr. Ferreira has been a Member of the Board of Directors of several companies, including Usiminas, a Brazilian steel company, from 2006 to 2008, and was a partner at Studio Investimentos, an asset management firm with a focus on the Brazilian stock market, from October 2009 to March 2011.

          Academic background:    Degree in Business Administration from Fundação Getúlio Vargas in São Paulo; post-graduate degree in Business Administration and Finance from Fundação Getúlio Vargas in Rio de Janeiro and a senior executive education program at the IMD Business School in Lausanne, Switzerland.

          Luciano Siani Pires, 45: Chief Financial Officer and Executive Officer for Investor Relations of Vale since August 2012 and Member of Vale's Executive Risk Management, Finance and Disclosure Committees since August 2012.

          Professional experience:    Alternate Member of the Board of Directors of Vale, from 2005 to 2007; Global Officer of Strategic Planning, from 2008 to 2009 and in 2011, and Global Officer of Human Resources, from 2009 to 2011 of Vale; Member of the Board of Directors of Valepar, from 2007 to 2008; Several executive positions at BNDES, including Executive Secretary and Chief of Staff of the Presidency, Head of Capital Markets and Head of Export Finance, from 1992 to 2008; Consultant at McKinsey & Company from 2003 to 2005; Member of the Board of Directors of Telemar Participações S.A., from 2005 to 2008; Member of the Board of Directors of Suzano Papel e Celulose S.A., from 2005 to 2008.

          Academic background:    Degree in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA degree in Finance from the Stern School of Business, New York University.

          Gerd Peter Poppinga, 55: Executive Officer for Ferrous Minerals of Vale since November 2014.

          Other current director or officer positions:    Member of the Board of Commissioners of PTVI since April 2009.

          Professional experience:    Executive Officer for Base Metals Operations and Information Technology of Vale from November 2011 to November 2014; Executive Vice President for Asia Pacific of Vale Canada from November 2009 to November 2011; Director for Strategy, Business Development, Human Resources and Sustainability of Vale Canada from May 2008 to October 2009; Director for Strategy and Information Technology of Vale Canada from November 2007 to April 2008. In connection with his roles at Vale, Mr. Poppinga was also member of the board of directors and the executive board of several companies from 2005 to 2010. From 1985 until 1999, Mr. Poppinga also held several positions at Mineração da Trinidade S.A.—SAMITRI, a publicly held mining company that was acquired by Vale in 2001.

          Academic Background:    Degrees in Geology from UFRJ and Universität Erlangen, Germany; Post-graduate degree in Applied Geology from Universität Clausthal—Zellerfeld, Germany; Specialization in Geostatistics from Universidade Federal de Ouro Preto (UFOP); currently waiting for thesis approval for the Executive MBA from Fundação Dom Cabral; Negotiation Dynamics Supply Chain Management at INSEAD; Senior Leadership Program at M.I.T.; Leadership Program at IMD Business School, Lausanne, Switzerland; and Strategic Megatrends with Asia Focus program at Kellogg Singapore.

          Galib Abrahão Chaim, 64: Executive Officer for Implementation of Capital Projects of Vale since November 2011.

          Professional experience:    Director of Vale's Department of Coal Projects in Australia, Mozambique, Zambia and Indonesia and Country Manager for Mozambique from 2005 to 2011; Industrial Officer for Alunorte from 1994 to 2005; Industrial Superintendent for Albras from 1984 to 1994; and Technical Superintendent of MRN from 1979 to 1984.

          Academic Background:    Degree in Engineering from Universidade Federal de Minas Gerais; MBA in Business Management from Fundação Getúlio Vargas.

          Humberto Ramos de Freitas, 61: Executive Officer for Logistics and Mineral Research of Vale since November 2011.

          Other current director or officer positions:    Chairman of the Board of ABTP—Associação Brasileira de Terminais Portuários, a non-profit organization that deals with issues related to Brazilian ports, since May 2009.

          Professional experience:    Member of the Board of Directors of MRS from December 2010 to October 2012; Logistics Operations Officer of Vale from September 2009 to June 2010; Director for Ports and Navigation of Vale from March 2007 to August 2009; President and Chief Executive Officer, from August 2003 to February 2007, of Valesul Alumínio S.A., a subsidiary of Vale involved in the production of aluminum; General Superintendent of Ports for CSN from December 1997 to November 1999.

          Academic background:    Degree in Metallurgical Engineering from the Escola de Minas de Ouro Preto (Ouro Preto School of Mines); Executive Development Program at the Kellogg School of Management at Northwestern University; Advanced Management and Business Development Partnership programs from Fundação Dom Cabral/INSEAD; senior executive education program at M.I.T; Strategic Business Planning from McKinsey Consulting; Management Training Course from the Association of Overseas Technical Scholarship in Tokyo, Japan.

          Vânia Lucia Chaves Somavilla, 55: Executive Officer for Human Resources, Health and Safety, Sustainability and Energy of Vale since May 2011.

          Other current director or officer positions:    President of the Board of Trustees (Conselho de Curadores) of Fundação Vale, since January 2013; President of the Board of Directors of Vale Energia S.A., since August 2014; Officer of Vale Energia S.A., since May 2012.

          Professional experience:    Chief Executive Officer of Vale Energia S.A. from April 2009 to April 2010; Director of the Department of the Environment and Sustainability at Vale from April 2010 until May 2011; Director Vale's Energy Department from March 2004 until March 2010; Chief Executive Officer and Member of the Board of Directors of Vale Óleo e Gás from May 2009 to August 2010; Member of the Board of Directors of Albras from 2009 to 2013; Chief Executive Officer of Vale Florestar S.A., from November 2010 to August 2011. In connection with her roles at Vale, Ms. Somavilla was also member of the board of directors and the executive board of several companies and consortia in the energy sector from 2004 until 2010. She was also head of New Business Development for Energy Generation and of Project Development and Implementation for large and small hydroelectric plant projects at Companhia Energética de Minas Gerais—CEMIG, a publicly held company involved in the generation, transmission, distribution and sale of electricity, from 1995 until 2001.

          Academic Background:    Degree in Civil Engineering from UFMG; post-graduate degree in Dam Engineering from Universidade de Ouro Preto; specialization in Management of Hydro Power Utilities from SIDA, Stockholm, Sweden; MBA in Corporate Finance from IBMEC, Belo Horizonte; Transformational Leadership program from M.I.T. and Mastering Leadership program from IMD, Lausanne, Switzerland.

          Roger Allan Downey, 47: Executive Officer for Fertilizer and Coal of Vale since May 2012.

          Professional experience:    Managing partner of CWH Consultoria Empresarial SC Ltda., a privately-held consulting company, from January 2012 to April 2012; Alternate Member of the Board of Directors of Valepar from February 2012 to April 2012; Chief Executive Officer of MMX Mineração e Metálicos S.A., a publicly-held mining company, from August 2009 to November 2011; Director of Equity Research for Banco de Investimentos Credit Suisse (Brasil) S.A., a privately-held brokerage and investment bank, from August 2005 to August 2009; Strategic Marketing Manager for Iron Ore at Vale from 2002 to 2005; Commercial and New Business Manager for Rio Tinto, a publicly-held mining company, from October 1996 to September 2002; Market Coordinator for CAEMI, from December 1991 to October 1996.

          Academic background:    Graduate Certificate of Management and an MBA from the University of Western Australia, Graduate Diploma in Business Administration from the Australian National Business School.

Conflicts of interest

          Under Brazilian corporate law, if a director or an executive officer has a conflict of interest with the Company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the Board of Executive Officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting, and under our Policy on Related Party Transactions, the director or executive officer should not receive any relevant documentation or information and should not participate in any related discussions. In any case, a director or an executive officer may not transact any business with the Company, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by unrelated parties. For more details about our Policy on Related Party Transactions see Share ownership and trading—Related party transactions.

Fiscal Council

          We have a fiscal council established in accordance with Brazilian law. The primary responsibilities of the fiscal council under Brazilian corporate law are to monitor management's activities, review the Company's financial statements, and report its findings to the shareholders. Pursuant to a written policy, our Fiscal Council requires management to obtain the Fiscal Council's pre-approval before engaging the independent auditors to provide any audit or permitted non-audit services to Vale or its consolidated subsidiaries. Under the policy, the Fiscal Council has pre-approved a detailed list of services based on detailed proposals from our auditors up to specified monetary limits. The list of pre-approved services is updated as applicable. Services that are not listed, that exceed the specified limits, or that relate to internal controls must be separately pre-approved by the Fiscal Council. The policy also sets forth a list of prohibited services. The Fiscal Council is provided with reports on the services provided under the policy on a periodic basis, review and monitor the Company's external auditor's independence and objectivity. The Fiscal Council has the power to review and evaluate the performance of the Company's external auditors on an annual basis and make a recommendation to the Board of Directors on whether the Company should remove and replace its existing external auditors. The Fiscal Council may also recommend withholding the payment of compensation to the independent auditors and has the power to mediate disagreements between management and the auditors regarding financial reporting.

          Under our bylaws and internal regulations, our Fiscal Council is also responsible for evaluating the effectiveness of the procedures for the receipt, retention and treatment of any complaints related to accounting, controls and audit issues, as well as procedures for the confidential, anonymous submission of concerns regarding such matters.

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

          Members of the Fiscal Council are elected by our shareholders for one-year terms. The current members of the Fiscal Council and their respective alternates were elected on April 17, 2014. The terms of the members of the Fiscal Council expire at the next annual shareholders' meeting following election.

          Two members of our Fiscal Council (and the respective alternates) may be elected by non-controlling shareholders: one member may be appointed by our preferred shareholders and one member may be appointed by minority holders of common shares pursuant to applicable CVM rules.

          The following table lists the current and alternate members of the Fiscal Council.

Current member	First year of appointment	Alternate	First year of appointment
Dyogo Henrique de Oliveira(1)	2014	Paulo Fontoura Valle(1)	2012
Arnaldo José Vollet(2)	2011	Valeriano Durval Guimarães Gomes(2)	2013
Marcelo Amaral Moraes(2)	2004	Vacant(3)	–
Aníbal Moreira dos Santos(2)	2005	Oswald Mário Pêgo de Amorim Azevedo(2)	2004

(1)
Appointed by preferred shareholders.
(2)
Appointed by Valepar.
(3)
Vacant since the General Ordinary Shareholders' meeting of 2014.

          Below is a summary of the business experience, activities and areas of expertise of the members of our Fiscal Council.

          Dyogo Henrique de Oliveira, 39: Member of Vale's Fiscal Council since 2014.

          Other director or officer positions:    Executive Secretary of the Brazilian Ministry of Planning, Budget and Management since 2015; Chairman of the Board of Directors of Banco do Nordeste do Brasil S.A., a state-owned financial institution, since 2011.

          Professional experience:    Deputy Executive Secretary of the Brazilian Ministry of Finance from 2014 to 2015 and from 2008 to 2013; Interim Executive Secretary of the Ministry of Finance from 2013 to 2014.

          Academic background:    Degree in Economics from UNB, a post-graduate degree in Public Policy from ENAP—National School of Public Administration, an MBA degree from Fundação Getúlio Vargas and a PhD in Economics from UNB.

          Arnaldo José Vollet, 66: Member of Vale's Fiscal Council since April 2011.

          Other director or officer positions:    Member of Caixa Econômica Federal's Audit Committee since October 2013.

          Professional experience:    Executive Officer of BB DTVM, a subsidiary of Banco do Brasil, from 2002 to 2009; Financial and Investor Relations Officer of Companhia de Energia Elétrica da Bahia—COELBA, a publicly held electricity company, from 2000 to 2002; Member of the Fiscal Council of Telesp Celular Participações, a publicly held telecommunications company, from 1999 to 2000; Member of the Fiscal Council of CELPE, from 2004 to 2009; Director of Guaraniana, now Neoenergia S.A., from 2002 to 2003; Alternate Member of the Board of Directors of CEMIG, a publicly held electricity company, from 2003 to 2005; Member of the Board of Directors of Pronor and Nitrocarbono, both chemical companies, from 1997 to 1998.

          Academic background:    Degree in Mathematics from USP and MBA degree in Finance from IBMEC/RJ.

          Marcelo Amaral Moraes, 47: Member of Vale's Fiscal Council since April 2004.

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

          Academic background:    Degree in Economics from UFRJ, an MBA degree with emphasis in Finance from UFRJ/COPPEAD, and a post-graduate degree in Business law and Arbitration from Fundação Getúlio Vargas in São Paulo.

          Aníbal Moreira dos Santos, 76: Member of Vale's Fiscal Council since April 2005.

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

          Academic background:    Degree in Accounting from Fundação Getúlio Vargas in Rio de Janeiro.

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

Executive officers

          For the year ended December 31, 2014, the amount paid to the executive officers, including compensation accrued for the year and payable at a later date, is set forth in the table below.

For the year ended December 31, 2014
(US$ million)
Fixed compensation and in kind benefits	12.3
Variable compensation	12.9
Pension, retirement or similar benefits	1.2
Severance	0.0
Social security contributions	4.5

Total paid to the executive officers	30.9

          Fixed compensation and in kind benefits include a base salary in cash, paid on a monthly basis, reimbursement for certain investments in private pension plans, health care, relocation expenses, life insurance, driver and car expenses.

          Variable compensation consists of (i) an annual cash bonus, based on specific targets for each executive officer, approved by our Board of Directors, and (ii) payments tied to the performance of our shares under two programs, the Matching Program and the Performance Shares Units (PSU). Under our Matching Program, our executive officers receive a cash payment, vested after a three-year cycle, equivalent to the market value of the preferred shares or ADRs owned by them that are subject to the plan. Since 2014, the participation and vesting for a three-year cycle in our Matching Program has been mandatory for our executive officers. At the end of the three-year cycle, each executive officer receives a cash payment matching the market value of the vested shares. Under our PSU program, our executive officers receive payments in cash tied to Vale's position in a selected group of peer companies, based on the total return (dividend payments and share appreciation) on common shares of those companies in a four-year cycle.

          Pension, retirement or similar benefits consist of our contribution to Valia, the manager of pension plans sponsored by Vale. Social security contributions are mandatory contributions we are required to make to the Brazilian government for our executive officers.

Board of Directors

          In 2014, we paid US$1.9 million in aggregate to the members of our Board of Directors for services in all capacities, all of which was fixed compensation. There are no pension, retirement or similar benefits for the members of our Board of Directors. On February 27, 2015, the total number of common shares owned by our directors and executive officers was 11,816, and the total number of preferred shares owned by our directors and executive officers was 857,797. None of our directors or executive officers beneficially owns 1% or more of any class of our shares.

Fiscal Council

          We paid an aggregate of US$0.55 million to members of the Fiscal Council in 2014. In addition, the members of the Fiscal Council are reimbursed for travel expenses related to the performance of their functions.

Advisory committees

          We paid an aggregate of US$0.13 million to members of our advisory committees in 2014. Under Article 15 of our bylaws, those members who are directors or officers of Vale are not entitled to additional compensation for participating on a committee. Members of our advisory committees are reimbursed for travel expenses related to the performance of their duties.

EMPLOYEES

          The following tables set forth the number of our employees by business and by location as of the dates indicated.

	At December 31,(1)
By business:	2012	2013	2014
Ferrous minerals	52,900	52,542	46,832
Coal	2,174	2,356	1,897
Base metals	16,116	15,772	15,564
Fertilizer nutrients	7,476	6,772	6,773
Corporate activities	6,639	5,844	5,465

Total	85,305	83,286	76,531

(1)
The figures reported for 2012 and 2013 include VLI's employees, which amounted to 5,155 in 2012 and 5,442 in 2013. For 2014, we did not include VLI's employees.

	At December 31,
By location:	2012	2013	2014
South America	69,625	67,392	60,903
North America	6,766	6,681	6,673
Europe	395	397	395
Asia	4,232	4,235	4,476
Oceania	2,265	2,279	1,706
Africa	2,022	2,302	2,378

Total	85,305	83,286	76,531

          We negotiate wages and benefits with a large number of unions worldwide that represent our employees. We have collective agreements with unionized employees at our operations in Australia, Brazil, Canada, Indonesia, Malawi, Mozambique, New Caledonia, Peru and the United Kingdom.

Wages and benefits

          Wages and benefits for Vale and its subsidiaries are generally established on a company-by-company basis. We establish our wage and benefits programs for Vale S.A. and its subsidiaries, other than Vale Canada, in periodic negotiations with unions. In November 2013, we reached a two-year agreement with the Brazilian unions, providing for a salary increase of 6% beginning in November 2013, and another salary increase of 5.4% beginning in November 2014 for our employees in Brazil. The provisions of our collective bargaining agreements with unions also apply to our non-unionized employees. Vale Canada also establishes wages and benefits for its unionized employees through collective bargaining agreements. For non-unionized employees, Vale Canada undertakes an annual review of salaries. We also provide our employees and their dependents with other benefits, including supplementary medical assistance.

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

          Employees within our Base Metals operations, principally in Canada, the United States and the United Kingdom, participate in defined benefit pension plans and defined contribution pension plans. All new employees within our Base Metals operations participate in defined contribution pension plans. We have also private pension plans with defined contribution in Switzerland, Malawi and Zambia. Since December 1, 2012, PTVI is no longer managing the defined benefit pension plans. As a result, all participants of the pension plans have transferred entirely to the defined contribution pension plans. The termination, effective December 31, 2012 on a fully funded basis, of the defined benefit pension plan for employees in the United States, was completed in 2013. Employees in the United States participate in a defined contribution 401(k) plan.

Performance-based compensation

          All Vale parent-company employees may receive incentive compensation each year in an amount based on the performance of Vale, which can range from 0 to 200% of the annual fixed compensation of the individual employee. Similar incentive compensation arrangements are in place at our subsidiaries.

          Qualifying management personnel are eligible to participate in the PSU and Matching programs. See description of these programs under Management compensation—Executive officers.

V.           ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

          We and our subsidiaries are defendants in numerous legal actions in the ordinary course of business, including civil, administrative, tax, social security and labor proceedings. The most significant proceedings are discussed below. Except as otherwise noted below, the amounts claimed, and the amounts of our provisions for possible losses, are stated as of December 31, 2014. See Note 18 to our consolidated financial statements for further information.

  Itabira suits

          We are a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action, filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to approximately R$3.545 billion (US$1.337 billion). There have been hearings in this action and a report favorable to Vale was issued. Additional expert evidence will be presented, as requested by the municipality.

          In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately R$4.105 billion (US$1.549 billion). This proceeding is currently suspended, at the request of both parties, for a settlement negotiation.

  CFEM-related proceedings

          We are engaged in numerous administrative and judicial proceedings related to the mining royalty known as the CFEM. For more information about CFEM, see Information on the Company—Regulatory matters—Royalties and other taxes on mining activities. These proceedings arise out of a large number of assessments by the DNPM, an agency of the Ministry of Mines and Energy of the Brazilian government. The proceedings concern different interpretations of DNPM's method of estimating sales, the statute of limitations, due process of law, payment of royalties on pellet sales and CFEM charges on the revenues generated by our subsidiaries abroad.

          We are contesting DNPM's claims using the available avenues under Brazilian law, beginning with challenges in administrative tribunals and proceeding with challenges in the judicial courts. We have received some favorable and unfavorable decisions, and we cannot predict the amount of time required before final judicial resolutions.

          We determined that we have a probable loss in connection with the dispute related to the deductibility of transportation expenditures in arriving at the amount upon which the CFEM is calculated. On December 31, 2014, we had a provision of approximately R$302 million (US$113.7 million) for this probable loss. The aggregate amount claimed in the pending assessments is approximately R$4.837 billion (US$1.822 billion), including interest and penalties through December 31, 2014.

  ICMS tax assessments

          The tax authorities of the Brazilian states of Pará and Minas Gerais have issued tax assessments (autos de infração) against us for additional payments of the value-added tax on services and circulation of goods (ICMS) on the iron ore we transport from our mining sites in the state of Pará and Minas Gerais to our facilities in the state of Maranhão and Espírito Santo, respectively.

          The tax authorities of Pará assert that the calculation of ICMS should be based on the market value of the iron ore transported, as opposed to the cost of production of the ore, which we have used to calculate the ICMS owed in years past. We are engaged in legal proceedings challenging three tax assessments, covering the years 2007, 2008 and 2009, in an aggregate amount of R$760 million (US$286 million), as of December 2014. The case was decided against us in the administrative level, and we are pursuing our challenge in the courts. We have provided a bank guarantee in the full amount in dispute to suspend the collection proceeding while our judicial challenge is pending, as required by Brazilian law. In November 2014, the tax authorities rejected our administrative defense against the assessments for years 2010, 2011 and 2012, in the approximate amount of R$670 million (US$252 million), as of December 2014. We will challenge these tax assessments in court. We will have to provide a bank guarantee or security in the full amount in dispute to suspend the collection proceeding while our judicial challenge is pending.

          The tax authorities of Minas Gerais assert that we should also pay ICMS on the transportation cost of the iron ore, but we understand that such taxation is not applicable because the ore was transported directly by Vale. With respect to the tax assessments covering the years 2009 and 2010, in an aggregate amount of R$460 million (US$173 million), the case was decided against us in the administrative level, and we are challenging them in the courts. With respect to the tax assessments covering the years 2011 and 2013, in the aggregate amount of R$680 million (US$256 million), we are still contesting the assessment in the administrative level. We will have to provide a bank guarantee or security in the full amount in dispute to suspend the collection proceeding while our judicial challenge is pending.

  Litigation on Brazilian taxation of foreign subsidiaries

          We are engaged in legal proceedings concerning the contention of the Brazilian federal tax authority (Receita Federal) that we should pay Brazilian corporate income tax and social security contributions on the net income of our non-Brazilian subsidiaries and affiliates. The position of the tax authority is based on Article 74 of Brazilian Provisional Measure 2,158-34/2001 ("Article 74"), a tax regulation issued in 2001.

          In 2013, we significantly reduced the amount in dispute by participating in the REFIS, a federal tax settlement program for payment of amounts relating to Brazilian corporate income tax and social contribution. We settled the claims related to the net income of our non-Brazilian subsidiaries and affiliates from 2003 to 2012, and we continue to dispute the assessments with respect to 1996 to 2002. Under the REFIS, we paid US$2.6 billion in 2013, and we agreed to pay the remaining US$7.0 billion in monthly installments, bearing interest at the SELIC rate. As of December 31, 2014, the remaining balance was US$6.320 billion, to be paid in 166 further installments.

          We had initiated a direct legal proceeding (mandado de segurança) in 2003 challenging the tax authority's position. In December 2013, as required by the REFIS statute, we waived the legal arguments with respect to the period between 2003 and 2012.

          We are continuing our direct legal proceeding with respect to the years not included in the REFIS. The total amount in dispute for the period between 1996 and 2002 is R$1.931 billion (US$727 million). In 2014, the Superior Court of Justice (STJ) ruled in our favor on certain of our arguments against those assessments. In particular, the STJ ruled that: (a) Article 74 violates certain provisions under the international treaties against double taxation between Brazil and the countries where some of our subsidiaries are based, so profits realized by Vale's subsidiaries in those jurisdictions are not taxable in Brazil under Article 74; and (b) it is illegal to charge income tax and social contribution tax on our interest in the profits of affiliates that we account for under the equity method. The STJ also ruled that the profits realized by Vale's subsidiaries in the Bermuda are subject to taxation in Brazil under Article 74. The tax authorities filed an appeal before the Federal Supreme Court and a decision is pending.

  PIS/COFINS fines

          In November 2013, we received two assessments from the Brazilian federal tax authority imposing penalties related to PIS and COFINS. PIS and COFINS are taxes imposed by the Brazilian government on our gross revenues, which may be partially offset by credits resulting from PIS and COFINS payments made by our suppliers. The tax authority contends that we incorrectly claimed PIS and COFINS tax credits for 2008, 2009 and 2010 (an assessment of R$600 million, or US$226 million) and that we failed to comply with certain information requirements in claiming those tax credits (an assessment of R$1.2 billion, or US$452 million). The amounts of the assessments are related entirely to penalties, which we consider excessive.

          Our administrative defenses against these two assessments were successful. The first assessment (in the amount of R$600 million) was fully cancelled and the tax authorities did not appeal the decision. The penalty applied in the second assessment (in the amount of R$1.2 billion) was reduced to R$253 million (US$95 million), and the tax authorities appealed against this decision.

  Railway litigation

          In 1994, prior to our privatization, we entered into a contract with Rede Ferroviária Federal S.A. ("RFFSA"), the Brazilian federal rail network, to build two railway networks in Belo Horizonte, Brazil, which were to be incorporated into an existing railway segment, in a project called "Transposição de Belo Horizonte." We subsequently entered into a related agreement with the Brazilian government to begin the construction of an alternative railway segment, because the initially agreed segments could not be built. In August 2006, RFFSA (now succeeded as defendant by the Brazilian government) filed a breach of contract claim against us stemming from the 1994 contract regarding the construction of two railway networks. As of December 31, 2014, the amount claimed, including adjustments for inflation and interest, was approximately R$4.3 billion (US$1.6 billion) in damages.

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

  Legal proceedings related to Simandou project in Guinea

          We owned a 51% interest in VBG, which held iron ore concession rights and exploration permits in Simandou in Guinea. Following a contract review process, in April 2014 the Government of Guinea cancelled VBG's mining rights. See Information on the Company—Regulatory matters.

          On April 30, 2014, Rio Tinto plc ("Rio Tinto") filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto's loss of certain Simandou mining rights, the Government of Guinea's assignment of those rights to BSGR, and Vale's subsequent investment in VBG. Discovery has begun and under the current schedule will be completed in March 2016. Vale vigorously defends the action, which it believes to be without merit.

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

Mandatory dividend

          The Brazilian corporate law and our bylaws prescribe that we must distribute to our shareholders in the form of dividends or interest on shareholders' equity an annual amount equal to not less than 25% of the distributable amount, referred to as the mandatory dividend, unless the Board of Directors advises our shareholders at our general shareholders' meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of our financial condition. To date, our Board of Directors has never determined that payment of the mandatory dividend was inadvisable. The Fiscal Council must review any such determination and report it to the shareholders. In addition to the mandatory dividend, our Board of Directors may recommend to the shareholders payment of dividends from other funds legally available therefore. Any payment of interim dividends will be netted against the amount of the mandatory dividend for that fiscal year. The shareholders must also approve the recommendation of the Board of Directors with respect to any required distribution. The amount of the mandatory dividend is subject to the size of the legal reserve, the contingency reserve, and the unrealized income reserve. The amount of the mandatory dividend is not subject to the size of the discretionary tax incentive reserve. See —Calculation of distributable amount.

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

Distributions classified as shareholders' equity

          Brazilian companies are permitted to pay limited amounts to shareholders and treat such payments as an expense for Brazilian income tax purposes. Our bylaws provide for the distribution of interest on shareholders' equity as an alternative form of payment to shareholders. The interest rate applied is limited to the Brazilian long-term interest rate, or TJLP, for the applicable period. The deduction of the amount of interest paid cannot exceed the greater of (1) 50% of net income (after the deduction of the provision of social contribution on net profits and before the deduction of the provision of the corporate income tax) before taking into account any such distribution for the period in respect of which the payment is made or (2) 50% of the sum of retained earnings and profit reserves. Any payment of interest on shareholders' equity is subject to Brazilian withholding income tax. See Taxation. Under our bylaws, the amount paid to shareholders as interest on shareholders' equity (net of any withholding tax) may be included as part of any mandatory and minimum dividend. Under Brazilian corporate law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders' equity, is at least equal to the mandatory dividend.

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

          Pursuant to CVM recommendations and as stipulated in our undertakings to the HKEx, all general shareholders' meetings, including the annual shareholders' meeting, require no fewer than 30 days' notice to shareholders prior to the scheduled meeting date. Where any general shareholders' meeting is adjourned, 15 days' prior notice to shareholders of the reconvened meeting is required. Pursuant to Brazilian corporate law, this notice to shareholders is required to be published no fewer than three times, in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, in Rio de Janeiro. Our shareholders have previously designated Jornal do Commercio for this purpose. Also, because our shares are traded on the BM&FBOVESPA, we must publish a notice in a São Paulo based newspaper. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the meeting's subject matter. In addition, under our bylaws, the holder of the golden shares is entitled to a minimum of 15 days' prior formal notice to its legal representative of any general shareholders' meeting to consider any proposed action subject to the veto rights accorded to the golden shares. See —Common shares and preferred shares.

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

          We made available for withdrawal by holders of shareholder debentures the amounts of US$10 million in 2012, US$11 million in 2013 and US$118 million in 2014. In October 2013, the accumulated sales volume of iron ore from the Northern System reached the relevant threshold established in the debentures deed, which triggered our obligation to make additional semi-annual payments of the premium on iron ore products, starting in 2014. See Note 30 to our consolidated financial statements for a description of the terms of the debentures.

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

          On March 30, 2015, Resolution No. 4,373/2014 of the Central Bank of Brazil will become effective and replace Resolution No. 2,689/2000 and Resolution No. 1,927/1992. The exchange controls and other limitations described in this Section will be preserved under Resolution No. 4,373/2014.

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

  (2)
  the beneficiary is located in a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 17% (a "Low Tax Jurisdiction") or where internal legislation imposes restrictions on the disclosure of the shareholding structure or the ownership of the investment, in which case the applicable withholding income tax rate is 25%; or

  (3)
  the effective beneficiary is resident in Japan, in which case the applicable withholding income tax rate is 12.5%.

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

  Taxation of capital gains

          Taxation of Non-Brazilian Holders on capital gains depends on the status of the holder as either:

  •
  (i) not resident or domiciled in a Low Tax Jurisdiction or where internal legislation imposes restrictions on the disclosure of shareholding structure or the ownership of the investment and registered its investment in Brazil in accordance with Resolution No. 2,689 or, after it becomes effective, Resolution No. 4,373/2014 (a 2,689 Holder), or (ii) a holder of ADSs or HDSs; or

  •
  any other Non-Brazilian Holder.

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

          The withdrawal of preferred shares or common shares by holders in exchange for ADSs or HDSs is not subject to Brazilian income tax, subject to compliance with applicable regulations regarding the registration of the investment with the Central Bank of Brazil.

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

          The sale or disposition of common shares carried out on the Brazilian stock exchange is subject to withholding tax at the rate of 0.005% on the sale value. This withholding tax can be offset against the eventual income tax due on the capital gain. A 2,689 Holder that is not resident or domiciled in a Low Tax Jurisdiction is not subject to this withholding tax.

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

Tax on foreign exchange and financial transactions

  Foreign exchange transactions

          Brazilian law imposes a tax on foreign exchange transactions, or an IOF/Exchange Tax, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most foreign currency exchange transactions, the rate of IOF/Exchange Tax is 0.38%.

          The outflow of resources from Brazil related to investments held by a Non-Brazilian Holder in the Brazilian financial and capital markets is currently subject to IOF/Exchange Tax at a zero percent rate. In any case, the Brazilian government may increase such rates at any time, up to 25%, with no retroactive effect.

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

          In general, if you are the beneficial owner of American depositary receipts evidencing ADSs, you will be treated as the beneficial owner of the preferred shares or common shares represented by those ADSs for U.S. federal income tax purposes. Deposits and withdrawals of preferred shares or common shares by you in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Your tax basis in such preferred shares or common shares will be the same as your tax basis in such ADSs, and the holding period in such preferred shares or common shares will include the holding period in such ADSs.

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

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain noncorporate taxpayers, including individuals, will be subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on Vale's audited financial statements and relevant market and shareholder data, Vale believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2014 taxable year. In addition, based on Vale's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Vale does not anticipate becoming a PFIC for its 2015 taxable year.
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

          Subject to generally applicable limitations and restrictions, you will be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Brazilian income taxes withheld by us. You must satisfy minimum holding period requirements to be eligible to claim a foreign tax credit for Brazilian taxes withheld on dividends. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. For this purpose dividends paid by us on our shares will generally constitute "passive income." Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit is insubstantial. You should consult your own tax advisors concerning the implications of these rules in light of your particular circumstances.

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

          Any gain or loss will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of ADSs, preferred shares or common shares, and you do not receive significant foreign source income from other sources, you may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. You should consult your own tax advisor regarding the application of the foreign tax credit rules to your investment in, and disposition of, ADSs, preferred shares or common shares.

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

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

          Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

          Our management has assessed the effectiveness of Vale's internal control over financial reporting as of December 31, 2014 based on the criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

          Our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2014 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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
• recommending improvements to our code of Ethics and Conduct and management system in order to avoid conflicts of interest between us and our shareholders or management;
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

CODE OF ETHICS AND CONDUCT

          In November 2013, we adopted a new code of ethics and conduct that applies to our employees and to the members of our Board of Directors and our Board of Executive Officers, including the chief executive officer, the chief financial officer and the principal accounting officer. We have posted this Code of Ethics and Conduct on our website, at: http://www.vale.com (under English Version/Investors/Corporate Governance/Code of Ethics). Copies of our code of ethics and conduct may be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethics and conduct since its adoption, and we did not grant any implicit or explicit waivers from any provision of the previous version of our code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table summarizes the fees billed to us by our independent auditors KPMG Auditores Independentes for professional services in 2014 and PricewaterhouseCoopers Auditores Independentes ("PricewaterhouseCoopers") for professional services in 2013:

	Year ended December 31,
	2013	2014
	(US$ thousand)
Audit fees	10,438	2,569
Audit-related fees	295	36
Other fees(1)	137	3

Total fees	10,870	2,608

(1)
Other fees paid in 2014 consist of fees charged by KPMG Auditores Independentes in connection with tax compliance services performed in the fiscal year of 2013.

          "Audit fees" are the aggregate fees billed by KPMG Auditores Independentes and PricewaterhouseCoopers for the audit of our annual financial statements, the audit of the statutory financial statements of our subsidiaries, and reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. They also include fees for services that only the independent auditor reasonably can provide, including the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. "Audit-related fees" are fees charged by KPMG Auditores Independentes and PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees."

          KPMG Auditores Independentes, our principal accountant for the year of 2014, was engaged in the second quarter of 2014. The amounts reported for the year of 2014 do not include amounts paid to PricewaterhouseCoopers in connection with the review of our interim financial statements for the first quarter of 2014.

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

EXHIBITS

Exhibit Number
1	Bylaws of Vale S.A., as amended on May 7, 2013 and May 9, 2014, incorporated by reference to the current report on Form 6-K furnished to the Securities and Exchange Commission on May 9, 2014 (File No.: 001-15030)
8	List of subsidiaries
12.1	Certification of Chief Executive Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Vale, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG Auditores Independentes
15.2	Consent of PricewaterhouseCoopers

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

GLOSSARY

Alumina	Aluminum oxide. It is the main component of bauxite, and extracted from bauxite ore in a chemical refining process. It is the principal raw material in the electro-chemical process from which aluminum is produced.
Aluminum	A white metal that is obtained in the electro-chemical process of reducing aluminum oxide.
Anthracite	The hardest coal type, which contains a high percentage of fixed carbon and a low percentage of volatile matter. Anthracite is the highest ranked coal and it contains 90% fixed carbon, more than any other form of coal. Anthracite has a semi-metallic luster and is capable of burning with little smoke. Mainly used for metallurgical purposes.
Austenitic stainless steel	Steel that contains a significant amount of chromium and sufficient nickel to stabilize the austenite microstructure, giving to the steel good formability and ductility and improving its high temperature resistance. They are used in a wide variety of applications, ranging from consumer products to industrial process equipment, as well as for power generation and transportation equipment, kitchen appliances and many other applications where strength, corrosion and high temperature resistance are required.
A$	The Australian dollar.
Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.
Beneficiation	A variety of processes whereby extracted ore from mining is reduced to particles that can be separated into ore-mineral and waste, the former suitable for further processing or direct use.
CAD	The Canadian dollar.
CFR	Cost and freight. Indicates that all costs related to the transportation of goods up to a named port of destination will be paid by the seller of the goods.
Coal	Coal is a black or brownish-black solid combustible substance formed by the decomposition of vegetable matter without access to air. The rank of coal, which includes anthracite, bituminous coal (both are called hard coal), sub-bituminous coal, and lignite, is based on fixed carbon, volatile matter, and heating value.
Cobalt	Cobalt is a hard, lustrous, silver-gray metal found in ores, and used in the preparation of magnetic, wear-resistant, and high-strength alloys (particularly for jet engines and turbines). Its compounds are also used in the production of inks, paints, catalysts and battery materials.
Coke	Coal that has been processed in a coke oven, for use as a reduction agent in blast furnaces and in foundries for the purposes of transforming iron ore into pig iron.
Coking Coal	Hard coking coal is the highest value segment of the metallurgical coal market segments (see metallurgical coal) because of its high strength factors to form a strong coke.
Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.

Copper	A reddish brown metallic element. Copper is highly conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.
Copper anode	Copper anode is a metallic product of the converting stage of smelting process that is cast into blocks and generally contains 99% copper grade, which requires further processing to produce refined copper cathodes.
Copper cathode	Copper plate with purity higher than or equal to 99.9% that is produced by an electrolytic process.
Copper concentrate	Material produced by concentration of copper minerals contained in the copper ore. It is the raw material used in smelters to produce copper metal.
CVM	The Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission).
DRI	Direct reduced iron. Iron ore lumps or pellets converted by the direct reduction process, used mainly as a scrap substitute in electric arc furnace steelmaking.
DWT	Deadweight ton. The measurement unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel's total deadweight is the total weight the vessel can carry when loaded to a particular load line.
Electrowon copper cathode	Refined copper cathode is a metallic product produced by an electrochemical process in which copper is recovered from an electrolyte and plated onto an electrode. Electrowon copper cathodes generally contain 99.99% copper grade.
Embedded derivatives	A financial instrument within a contractual arrangement such as leases, purchase agreements and guarantees. Its function is to modify some or all of the cash flow that would otherwise be required by the contract, such as caps, floors or collars.
Emissions trading	Emissions trading is a market-based scheme for environmental improvement that allows parties to buy and sell permits for emissions or credits for reductions in emissions of certain pollutants.
Fe unit	A measure of the iron grade in the iron ore that is equivalent to 1% iron grade in one metric ton of iron ore.
Ferroalloys	Manganese ferroalloys are alloys of iron that contain one or more other chemical elements. These alloys are used to add these other elements into molten metal, usually in steelmaking. The principal ferroalloys are those of manganese, silicon and chromium.
FOB	Free on board. It indicates that the purchaser pays for shipping, insurance and all the other costs associated with transportation of the goods to their destination.
Gold	A precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.
Grade	The proportion of metal or mineral present in ore or any other host material.

Hard metallurgical coal	Coal used in the production of steel, comprising multiple segments, including hard coking coal (see hard coking coal), semi-hard coking coal, semi-soft coking coal, all used to produce coke to feed a blast furnace; and, PCI (pulverized coal injection) coal used for direct injection fuel source into the blast furnace (see PCI).
Hematite Ore	Hematite is an iron oxide mineral, but also denotes the high-grade iron ore type within the iron deposits.
Iridium	A dense, hard, brittle, silvery-white transition metal of the platinum family that occurs in natural alloys with platinum or osmium. Iridium is used in high-strength alloys that can withstand high temperatures, primarily in high-temperature apparatus, electrical contacts, and as a hardening agent for platinum.
Iron ore pellets	Agglomerated ultra-fine iron ore particles of a size and quality suitable for particular iron making processes. Our iron ore pellets range in size from 8 mm to 18 mm.
Itabirite ore	Itabirite is a banded iron formation and denotes the low-grade iron ore type within the iron deposits.
Lump ore	Iron ore or manganese ore with the coarsest particle size in the range of 6.35 mm to 50 mm in diameter, but varying slightly between different mines and ores.
Manganese ore	A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganite. Manganese ore is essential to the production of virtually all steels and is important in the production of cast iron.
Metallurgical coal	Coal used in the production of steel, comprising multiple segments, including hard coking coal (see hard coking coal), semi-hard coking coal, semi-soft coking coal, all used to produce coke to feed a blast furnace; and, PCI (pulverized coal injection) coal used for direct injection fuel source into the blast furnace (see PCI). A bituminous hard coal with a quality that allows the production of coke. Normally used in coke ovens for metallurgical purposes.
Methanol	An alcohol fuel largely used in the production of chemical and plastic compounds.
Mineral deposit(s)	A mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.
Mineral resource	A concentration or occurrence of minerals of economic interest in such form and quantity that could justify an eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence through drill holes, trenches and/or outcrops. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured Resources.
Mtpy	Million metric tons per year.

Nickel	A silvery white metal that takes on a high polish. It is hard, malleable, ductile, somewhat ferromagnetic, and a fair conductor of heat and electricity. It belongs to the iron-cobalt group of metals and is chiefly valuable for the alloys it forms, such as stainless steel and other corrosion-resistant alloys.
Nickel laterite	Deposits are formed by intensive weathering of olivine-rich ultramafic rocks such as dunite, peridotite and komatite.
Nickel limonitic laterite	Type of nickel laterite located at the top of the laterite profile. It consists largely of goethite and contains 1-2% nickel. Also contains concentrations on cobalt.
Nickel matte	An intermediate smelter product that must be further refined to obtain pure metal.
Nickel pig iron	A low-grade nickel product, made from lateritic ores, suitable primarily for use in stainless steel production. Nickel pig iron typically has a nickel grade of 1.5-6% produced from blast furnaces. Nickel pig iron can also contain chrome, manganese, and impurities such as phosphorus, sulfur and carbon. Low grade ferro-nickel (FeNi) produced in China through electric furnaces is often also referred to as nickel pig iron.
Nickel saprolitic laterite	Type of nickel laterite located at the bottom of the laterite profile and contains on average 1.5-2.5% nickel.
Nickel sulfide	Formed through magmatic processes where nickel combines with sulfur to form a sulfide phase. Pentlandite is the most common nickel sulfide ore mineral mined and often occurs with chalcopyrite, a common copper sulfide mineral.
Ntk	Net ton (the weight of the goods being transported excluding the weight of the wagon) kilometer.
Open-pit mining	Method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden (surface material covering the valuable deposit) is relatively thin or the material of interest is structurally unsuitable for underground mining.
Oxides	Compounds of oxygen with another element. For example, magnetite is an oxide mineral formed by the chemical union of iron with oxygen.
Ozpy	Troy ounces per year.
Palladium	A silver-white metal that is ductile and malleable, used primarily in automobile-emissions control devices, and electrical applications.
PCI	Pulverized coal injection. Type of coal with specific properties ideal for direct injection via the tuyeres of blast furnaces. This type of coal does not require any processing or coke making, and can be directly injected into the blast furnaces, replacing lump cokes to be charged from the top of the blast furnaces.
Pellet feed fines	Ultra-fine iron ore (less than 0.15 mm) generated by mining and grinding. This material is aggregated into iron ore pellets through an agglomeration process.

Pelletizing	Iron ore pelletizing is a process of agglomeration of ultra-fines produced in iron ore exploitation and concentration steps. The three basic stages of the process are: (i) ore preparation (to get the correct fineness); (ii) mixing and balling (additive mixing and ball formation); and (iii) firing (to get ceramic bonding and strength).
PGMs	Platinum group metals. Consist of platinum, palladium, rhodium, ruthenium, osmium and iridium.
Phosphate	A phosphorous compound, which occurs in natural ores and is used as a raw material for primary production of fertilizer nutrients, animal feeds and detergents.
Pig iron	Product of smelting iron ore usually with coke and limestone in a blast furnace.
Platinum	A dense, precious, grey-white transition metal that is ductile and malleable and occurs in some nickel and copper ores. Platinum is resistant to corrosion and is used primarily in jewelry, and automobile-emissions control devices.
Potash	A potassium chloride compound, chiefly KCl, used as simple fertilizer and in the production of mixture fertilizer.
Precious metals	Metals valued for their color, malleability, and rarity, with a high economic value driven not only by their practical industrial use, but also by their role as investments. The widely-traded precious metals are gold, silver, platinum and palladium.
Primary nickel	Nickel produced directly from mineral ores.
Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
Proven (measured) reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Real, reais or R$	The official currency of Brazil is the real (singular) (plural: reais).
Reserves	The part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
Rhodium	A hard, silvery-white, durable metal that has a high reflectance and is primarily used in combination with platinum for automobile-emission control devices and as an alloying agent for hardening platinum.
ROM	Run-of-mine. Ore in its natural (unprocessed) state, as mined, without having been crushed.
Ruthenium	A hard, white metal that can harden platinum and palladium used to make severe wear-resistant electrical contacts and in other applications in the electronics industry.

Secondary or scrap nickel	Stainless steel or other nickel-containing scrap.
Seaborne market	Comprises the total ore trade between countries using ocean bulk vessels.
Silver	A ductile and malleable metal used in photography, coins and medal fabrication, and in industrial applications.
Sinter feed (also known as fines)	Iron ore fines with particles in the range of 0.15 mm to 6.35 mm in diameter. Suitable for sintering.
Sintering	The agglomeration of sinter feed, binder and other materials, into a coherent mass by heating without melting, to be used as metallic charge into a blast furnace.
Slabs	The most common type of semi-finished steel. Traditional slabs measure 10 inches thick and 30-85 inches wide (and average 20 feet long), while the output of the recently developed "thin slab" casters is two inches thick. Subsequent to casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.
Stainless steel	Alloy steel containing at least 10% chromium and with superior corrosion resistance. It may also contain other elements such as nickel, manganese, niobium, titanium, molybdenum, copper, in order to improve mechanical, thermal properties and service life. It is primarily classified as austenitic (200 and 300 series), ferritic (400 series), martensitic, duplex or precipitation hardening grades.
Stainless steel scrap ratio	The ratio of secondary nickel units (either in the form of nickel-bearing, stainless steel scrap, or in alloy steel, foundry and nickel-based alloy scrap) relative to all nickel units consumed in the manufacture of new stainless steel.
Thermal coal	A type of coal that is suitable for energy generation in thermal power stations, cement plants and other coal fired ovens/kilns in general industry.
Tpy	Metric tons per year.
Troy ounce	One troy ounce equals 31.103 grams.
Underground mining	Mineral exploitation in which extraction is carried out beneath the earth's surface.
U.S. dollars or US$	The United States dollar.

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

          Date: March 20, 2015

Vale S.A.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of Vale S.A.
Rio de Janeiro – RJ

          We have audited the accompanying consolidated balance sheet of Vale S.A. and subsidiaries ("Vale" or "the Company") as of December 31, 2014, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the year then ended. We also have audited Vale's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Vale's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Vale's internal control over financial reporting based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

          A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vale S.A. and subsidiaries as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Vale maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

          The accompanying consolidated balance sheet of Vale S.A. as of December 31, 2013 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years ended December 31, 2013 and 2012, were audited by other auditors whose report thereon dated February 26, 2014, expressed an unqualified opinion on those statements.

/s/ KPMG Auditores Independentes KPMG Auditores Independentes
Rio de Janeiro, Brazil February 25, 2015

Report of Independent Registered Public Accounting Firm

To board of directors and shareholders of Vale S.A.:

          In our opinion, the consolidated balance sheet as of December 31, 2013 and the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows for each of two years in the period ended December 31, 2013 present fairly, in all material respects, the financial position of Vale S.A. and its subsidiaries at December 31, 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ivan Michael Clark Ivan Michael Clark Engagement Partner

PricewaterhouseCoopers
Rio de Janeiro, Brazil
February 26, 2014

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

          Vale's management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale's management has concluded that the company's internal control over financial reporting are effective as of December 31, 2014.

          The effectiveness of the company's internal control over financial reporting as of December 31, 2014 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 25, 2015

/s/ Murilo Ferreira
Chief Executive Officer
/s/ Luciano Siani
Chief Financial Officer and Investors Relations

Consolidated Balance Sheet
In millions of United States dollars

	Notes	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	8	3,974	5,321
Financial investments		148	3
Derivative financial instruments	24	166	201
Accounts receivable	9	3,275	5,703
Related parties	31	579	261
Inventories	10	4,501	4,125
Prepaid income taxes		1,581	2,375
Recoverable taxes	11	1,700	1,579
Advances to suppliers		96	125
Others		574	918

		16,594	20,611
Non-current assets held for sale and discontinued operation	6	3,640	3,766

		20,234	24,377

Non-current assets
Related parties	31	35	108
Loans and financing agreements receivable		229	241
Judicial deposits	18	1,269	1,490
Recoverable income taxes		478	384
Deferred income taxes	20	3,976	4,523
Recoverable taxes	11	401	285
Derivative financial instruments	24	87	140
Deposit on incentive and reinvestment		68	191
Others		637	738

		7,180	8,100
Investments	12	4,133	3,584
Intangible assets, net	13	6,820	6,871
Property, plant and equipment, net	14	78,122	81,665

		96,255	100,220

Total		116,489	124,597

Consolidated Balance Sheet (Continued)
In millions of United States dollars

	Notes	December 31, 2014	December 31, 2013
Liabilities
Current liabilities
Suppliers and contractors		4,354	3,772
Payroll and related charges		1,163	1,386
Derivative financial instruments	24	1,416	238
Loans and financing	16	1,419	1,775
Related parties	31	306	205
Income taxes settlement program	19	457	470
Taxes payable and royalties		550	327
Provision for income taxes		353	378
Employee postretirement obligations	21(a)	67	97
Asset retirement obligations	17	136	96
Others		405	420

		10,626	9,164
Liabilities directly associated with non-current assets held for sale and discontinued operation	6	111	448

		10,737	9,612

Non-current liabilities
Derivative financial instruments	24	1,610	1,492
Loans and financing	16	27,388	27,670
Related parties	31	109	5
Employee postretirement obligations	21(a)	2,236	2,198
Provisions for litigation	18	1,282	1,276
Income taxes settlement program	19	5,863	6,507
Deferred income taxes	20	3,341	3,228
Asset retirement obligations	17	3,233	2,548
Participative stockholders' debentures	30(c)	1,726	1,775
Redeemable noncontrolling interest		243	276
Gold stream transaction	29	1,323	1,497
Others		1,077	1,577

		49,431	50,049

Total liabilities		60,168	59,661

Stockholders' equity	25
Preferred class A stock—7,200,000,000 no-par-value shares authorized and 2,027,127,718 (2,108,579,618 in 2013) shares issued		23,089	22,907
Common stock—3,600,000,000 no-par-value shares authorized and 3,217,188,402 (3,256,724,482 in 2013) shares issued		38,525	37,671
Treasury stock—59,405,792 (140,857,692 in 2013) preferred and 31,535,402 (71,071,482 in 2013) common shares		(1,477)	(4,477)
Results from operations with noncontrolling stockholders		(449)	(400)
Results on conversion of shares		(152)	(152)
Unrealized fair value gain (losses)		(1,713)	(1,202)
Cumulative translation adjustments		(22,686)	(20,588)
Profit reserves		19,985	29,566

Total company stockholders' equity		55,122	63,325
Noncontrolling stockholders' interests	12	1,199	1,611

Total stockholders' equity		56,321	64,936

Total liabilities and stockholders' equity		116,489	124,597

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income
In millions of United States dollars, except as otherwise stated

	Year ended as at December 31,
	Notes	2014	2013	2012
Continuing operations
Net operating revenue	26	37,539	46,767	46,553
Cost of goods sold and services rendered	27(a)	(25,064)	(24,245)	(25,390)

Gross profit		12,475	22,522	21,163

Operating (expenses) income
Selling and administrative expenses	27(b)	(1,099)	(1,302)	(2,172)
Research and evaluation expenses		(734)	(801)	(1,465)
Pre operating and stoppage operation		(1,088)	(1,859)	(1,592)
Other operating expenses, net	27(c)	(1,057)	(984)	(1,996)

		(3,978)	(4,946)	(7,225)

Impairment of non-current assets	15	(1,152)	(2,298)	(4,023)
Loss on measurement or sales of non-current assets	7	(167)	(215)	(506)

Operating income		7,178	15,063	9,409

Financial income	28	3,770	2,699	1,595
Financial expenses	28	(9,839)	(11,031)	(5,617)
Equity results from joint ventures and associates	12	505	469	645
Results on sale or disposal of investments from joint ventures and associates	7	(30)	41	–
Impairment of investment from joint ventures and associates	15	(31)	–	(1,941)

Net income before income taxes		1,553	7,241	4,091
Income taxes	20
Current tax		(1,051)	(7,786)	(2,503)
Deferred tax		(149)	953	3,677

		(1,200)	(6,833)	1,174

Net income from continuing operations		353	408	5,265

Loss attributable to noncontrolling interests		(304)	(178)	(257)
Net income from continuing operations attributable to the Company's stockholders		657	586	5,522

Discontinued operations
Loss from discontinued operations		–	(2)	(68)

Loss from discontinued operations attributable to the Company's stockholders		–	(2)	(68)

Net income		353	406	5,197

Loss attributable to noncontrolling interests	12	(304)	(178)	(257)
Net income attributable to the Company's stockholders		657	584	5,454

Earnings per share attributable to the Company's stockholders:	25(e)
Basic and diluted earnings per share:
Preferred share (USD)		0.13	0.11	1.06
Common share (USD)		0.13	0.11	1.06

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income
In millions of United States dollars

	Year ended as at December 31,
	2014	2013	2012
Net income	353	406	5,197

Other comprehensive income
Item that will not be reclassified subsequently to income
Cumulative translation adjustments	(7,436)	(9,830)	(7,695)
Retirement benefit obligations
Gross balance for the year	(279)	914	(929)
Effect of taxes	85	(284)	274
Equity results from joint ventures and associates, net taxes	2	–	–

	(192)	630	(655)

Total items that will not be reclassified subsequently to income	(7,628)	(9,200)	(8,350)

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the year	3,407	2,822	5,290
Transfer results realized to the net income	–	435	117

	3,407	3,257	5,407
Available-for-sale financial instruments
Gross balance for the year	(4)	193	(1)
Transfer results realized to the net income	4	(194)	–

	–	(1)	(1)
Cash flow hedge
Gross balance for the year	(290)	(23)	(273)
Effect of taxes	(3)	12	(8)
Equity results from joint ventures and associates, net taxes	(1)	–	13
Transfer of realized results to income, net of taxes	(122)	(40)	147

	(416)	(51)	(121)

Total of items that will be reclassified subsequently to income	2,991	3,205	5,285

Total comprehensive income (loss)	(4,284)	(5,589)	2,132

Comprehensive loss attributable to noncontrolling interests	(330)	(175)	(223)
Comprehensive income (loss) attributable to the Company's stockholders	(3,954)	(5,414)	2,355

	(4,284)	(5,589)	2,132

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Stockholders' Equity

In millions of United States dollars

	Capital	Results on conversion of shares	Mandatorily convertible notes	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder's equity	Noncontrolling stockholders' interests	Total stockholder's equity
December 31, 2011	60,578	–	613	7	41,805	(5,662)	(753)	(20,411)	(77)	76,100	1,715	77,815

Net income	–	–	–	–	–	–	–	–	5,454	5,454	(257)	5,197
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	–	(655)	–	–	(655)	–	(655)
Cash flow hedge	–	–	–	–	–	–	(121)	–	–	(121)	–	(121)
Available-for-sale financial instruments	–	–	–	–	–	–	(1)	–	–	(1)	–	(1)
Translation adjustments	–	–	–	–	(3,585)	–	(26)	1,748	(459)	(2,322)	34	(2,288)
Contribution and distribution to stockholders:
Acquisitions and disposal of noncontrolling stockholders	–	–	–	(407)	–	–	–	–	–	(407)	(54)	(461)
Additional remuneration for mandatorily convertible notes	–	–	(68)	–	–	–	–	–	–	(68)	–	(68)
Capitalization of noncontrolling stockholders advances	–	–	–	–	–	–	–	–	–	–	43	43
Realization of reserves	–	–	–	–	(362)	–	–	–	362	–	–	–
Results on conversion of shares	–	(152)	(545)	–	–	1,185	(488)	–	–	–	–	–
Redeemable noncontrolling stockholders' interest	–	–	–	–	–	–	–	–	–	–	181	181
Dividends to noncontrolling stockholders	–	–	–	–	–	–	–	–	–	–	(74)	(74)
Dividends and interest on capital to Company's stockholders	–	–	–	–	–	–	–	–	(4,741)	(4,741)	–	(4,741)
Appropriation to undistributed retained earnings	–	–	–	–	531	–	–	–	(531)	–	–	–

December 31, 2012	60,578	(152)	–	(400)	38,389	(4,477)	(2,044)	(18,663)	8	73,239	1,588	74,827

Net income	–	–	–	–	–	–	–	–	584	584	(178)	406
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	–	630	–	–	630	–	630
Cash flow hedge	–	–	–	–	–	–	(51)	–	–	(51)	–	(51)
Available-for-sale financial instruments	–	–	–	–	–	–	(1)	–	–	(1)	–	(1)
Translation adjustments	–	–	–	–	(4,901)	–	264	(1,925)	(14)	(6,576)	3	(6,573)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Stockholders' Equity (Continued)

In millions of United States dollars

	Capital	Results on conversion of shares	Mandatorily convertible notes	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder's equity	Noncontrolling stockholders' interests	Total stockholder's equity
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	–	–	–	–	–	–	–	–	–	–	78	78
Realization of reserves	–	–	–	–	(3,936)	–	–	–	3,936	–	–	–
Redeemable noncontrolling stockholders' interest	–	–	–	–	–	–	–	–	–	–	211	211
Dividends to noncontrolling stockholders	–	–	–	–	–	–	–	–	–	–	(91)	(91)
Dividends and interest on capital to Company's stockholders	–	–	–	–	–	–	–	–	(4,500)	(4,500)	–	(4,500)
Appropriation to undistributed retained earnings	–	–	–	–	14	–	–	–	(14)	–	–	–

December 31, 2013	60,578	(152)	–	(400)	29,566	(4,477)	(1,202)	(20,588)	–	63,325	1,611	64,936

Net income	–	–	–	–	–	–	–	–	657	657	(304)	353
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	–	(192)	–	–	(192)	–	(192)
Cash flow hedge	–	–	–	–	–	–	(416)	–	–	(416)	–	(416)
Translation adjustments	–	–	–	–	(2,237)	–	97	(2,098)	235	(4,003)	(26)	(4,029)
Contribution and distribution to stockholders:
Acquisitions and disposal of noncontrolling stockholders	–	–	–	(49)	–	–	–	–	–	(49)	(201)	(250)
Cancellation of treasury stock	–	–	–	–	(3,000)	3,000	–	–	–	–		–
Capitalization of noncontrolling stockholders advances	–	–	–	–	–	–	–	–	–	–	127	127
Capitalization of reserves	1,036	–	–	–	(1,036)	–	–	–	–	–	–	–
Realization of reserves	–	–	–	–	(3,387)	–	–	–	3,387	–	–	–
Dividends to noncontrolling stockholders	–	–	–	–	–	–	–	–	–	–	(8)	(8)
Dividends and interest on capital to Company's stockholders	–	–	–	–	–	–	–	–	(4,200)	(4,200)	–	(4,200)
Appropriation to undistributed retained earnings	–	–	–	–	79	–	–	–	(79)	–	–	–

December 31, 2014	61,614	(152)	–	(449)	19,985	(1,477)	(1,713)	(22,686)	–	55,122	1,199	56,321

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flow
In millions of United States dollars

	Year ended as at December 31,
	2014	2013	2012
Cash flow from continuing operating activities:
Net income from continuing operations	353	408	5,265
Adjustments to reconcile net income with cash from continuing operations
Equity results from associates and joint ventures	(505)	(469)	(645)
Loss on measurement or sales of non-current assets	167	215	506
Results on sale or disposal of investments from joint ventures and associates	30	(41)	–
Loss on disposal of property, plant and equipment and intangibles	91	96	40
Impairment of non-current assets	1,183	2,298	5,964
Depreciation, amortization and depletion	4,288	4,150	4,155
Deferred income taxes	149	(953)	(3,677)
Foreign exchange and indexation, net	1,270	724	1,314
Unrealized derivative losses, net	1,155	791	613
Participative stockholders' debentures	315	368	109
Other	347	74	(452)
Decrease (increase) in assets:
Accounts receivable	2,546	608	1,951
Inventories	(535)	346	(675)
Recoverable taxes	11	(2,405)	229
Other	738	(132)	537
Increase (decrease) in liabilities:
Suppliers and contractors	1,013	(124)	(229)
Payroll and related charges	(77)	59	170
Taxes and contributions	113	843	(163)
Gold stream transaction	–	1,319	–
Income taxes—settlement program	188	7,030	–
Other	(33)	(663)	709

Net cash provided by operating activities from continuing operations	12,807	14,542	15,721
Net cash provided by operating activities from discontinued operations	–	250	414

Net cash provided by operating activities	12,807	14,792	16,135

Cash flow from continuing investing activities:
Financial investments redeemed (invested)	(148)	357	(246)
Loans and advances received (granted)	364	(17)	293
Guarantees and deposits received (granted)	59	(147)	(135)
Additions to investments	(244)	(378)	(474)
Additions to property, plant and equipment and intangible assets	(11,813)	(13,105)	(15,322)
Dividends and interest on capital received from associates and joint ventures	568	834	460
Proceeds from disposal of assets and Investments	1,246	2,030	974
Proceeds from gold stream transaction	–	581	–

Net cash used in investing activities from continuing operations	(9,968)	(9,845)	(14,450)
Net cash used in investing activities from discontinued operations	–	(763)	(437)

Net cash used in investing activities	(9,968)	(10,608)	(14,887)

 Consolidated Statement of Cash Flow (Continued)
In millions of United States Dollars

	Year ended as at December 31,
	2014	2013	2012
Cash flow from continuing financing activities:
Loans and financing
Additions	2,341	3,310	9,333
Repayments	(1,936)	(3,347)	(1,712)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(4,200)	(4,500)	(6,000)
Dividends and interest on capital attributed to noncontrolling interest	(66)	(20)	(45)
Transactions with noncontrolling stockholders	–	–	(411)

Net cash provided by (used in) financing activities from continuing operations	(3,861)	(4,557)	1,165
Net cash provided by financing activities from discontinued operations	–	87	–

Net cash provided by (used in) financing activities	(3,861)	(4,470)	1,165

Increase (decrease) in cash and cash equivalents	(1,022)	(286)	2,413
Cash and cash equivalents in the beginning of the year	5,321	5,832	3,531
Effect of exchange rate changes on cash and cash equivalents	(325)	(225)	(112)

Cash and cash equivalents at end of the year	3,974	5,321	5,832

Cash paid during the year for (i):
Interest on loans and financing	(1,560)	(1,535)	(1,316)
Income taxes	(504)	(2,405)	(1,238)
Income taxes—settlement program	(494)	(2,594)	–
Non-cash transactions:
Additions to property, plant and equipment—interest capitalization	588	235	335
Additions to property, plant and equipment—Costs of assets retirement obligations	842	190	299

(i)
Amounts paid are classified as cash flows from operating activities.

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Expressed in millions of United States Dollars, unless otherwise stated

1.    Operational context

          Vale S.A. (the "Parent Company") is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo ("BM&F BOVESPA"), New York ("NYSE"), Paris ("NYSE Euronext") and Hong Kong ("HKEx").

          Vale S.A. and its direct and indirect subsidiaries ("Vale", "Group" or "Company") are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in note 26.

          The principal consolidated operating subsidiaries of the Company at December 31, 2014 were as follow:

Entities	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Salobo Metais S.A.	100.00	100.00	Brazil	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Fertilizantes S.A.	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GmbH	100.00	100.00	Austria	Holding and research
Vale International S.A.	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and ferroalloys
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie S.A.S.	80.50	80.50	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	70.00	70.00	Oman	Pellet
Vale Shipping Holding Pte Ltd.	100.00	100.00	Singapore	Logistics of iron ore

2.    Summary of the main accounting practices and accounting estimates

a) Basis of presentation

          The consolidated financial statements of the Company ("financial statements") have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

          The financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trading financial instruments measured at fair value through the statement of income or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

          All numbers of the comparative financial statements of 2012 have been adjusted as a result of a change in accounting practices, disclosed in note 6 of the financial statements of 2013.

          The Company evaluated subsequent events through February 25, 2015, which was the date the financial statement was approved by the Board of Directors.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the main accounting practices and accounting estimates (Continued)

b) Functional currency and presentation currency

          The financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"), which in the case of the Parent Company is the Brazilian Real ("BRL" or "R$"). For presentation purposes, these financial statements are presented in United States dollar ("USD" or "US$") as the Company believes that this is how international investors analyze the financial statements.

          Operations in other currencies are translated into the functional currency using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the year are recognized in the statement of income as financial expense or financial income. The exceptions are transactions for which gains and losses are recognized in the statement of comprehensive income.

          The statement of income and balance sheet of the Group's entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders' equity (except components described in item (iii)) for each balance sheet presented are translated at the closing rate at the balance sheet date; (ii) income and expenses for each statement of income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in a separate component of the statement of comprehensive income as cumulative translation adjustment, and subsequently transferred to the statement of income when the operations are realized.

          The exchange rates of the major currencies that impact the operations are:

	Exchange rates used for conversions in Brazilian Reais
	Closing rate as of			Average rate for the year ended
	2014	2013	2012	2014	2013	2012
US dollar ("US$")	2.6562	2.3426	2.0435	2.3547	2.1605	1.9546
Canadian dollar ("CAD")	2.2920	2.2031	2.0546	2.1308	2.0954	1.9558
Australian dollar ("AUD")	2.1765	2.0941	2.1197	2.1205	2.0821	2.0233
Euro ("EUR" or "€")	3.2270	3.2265	2.6954	3.1205	2.8716	2.5114

c) Consolidation and investments

          The financial statements reflect the balance of assets and liabilities and the transactions of the Parent Company and its direct and indirect controlled entities ("subsidiaries"), eliminating intercompany transactions. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if the Company does not own a majority of the voting capital.

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

          The Company compares the carrying values of its equity investments with reference to the publicly quoted market prices when available. If the quoted market price is lower than book value and this decline is considered other than temporary, the Company accounts an impairment of the equity investments to the level of the quoted market value.

          For interests in joint arrangements operations ("joint operations"), the Company recognizes its share of assets, liabilities and transactions.

d) Business combinations

          When the Company acquires control over an entity, the identifiable assets acquired, the liabilities and contingent liabilities assumed and the noncontrolling stockholders' interests recognized are measured initially at their fair values as at the acquisition date.

          The excess of the consideration transferred plus the fair value of assets acquired and the liabilities assumed is recorded as goodwill, which is allocated to each cash-generating unit acquired.

e) Noncontrolling stockholders' interests

          Investments held by investors in entities controlled by Vale are classified as noncontrolling stockholders' interests. The Company treats transactions with noncontrolling stockholders' interests as transactions with equity owners of the Group.

          For purchases of noncontrolling stockholders' interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders' equity. Gains or losses on disposals of noncontrolling stockholders' interest are also recorded in stockholders' equity.

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

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the main accounting practices and accounting estimates (Continued)

f) Segment information and information by geographic area

          The Company discloses information by business segment and assets by geographic unit, in accordance with the principles and concepts used by the chief operating decision makers in evaluating performance and allocating resources. The information is analyzed by operating segment as follows:

          Bulk Material—Comprises (i) the production and extraction of ferrous minerals, as iron ore, pellets and its logistic services (railroads, ports and terminals), manganese, ferroalloys and others ferrous products and services; and (ii) the extraction of coal and its logistic services (railroads, ports and terminals).

          Base metals—Includes the production and extraction of non-ferrous minerals, including nickel operations (co-products and by-products) and copper.

          Fertilizers—Includes the production of the three major groups of nutrients: potash, phosphate and nitrogen.

          Other—Comprises sales and expenses of other products, services and investments in joint ventures and associate in other businesses.

g) Current and non-current assets or liabilities

          The Company classifies assets and liabilities as current when the expectation to realize the assets or to settle the liabilities is twelve months from the end of the reporting period. Others assets and liabilities are classified as non-current.

h) Cash equivalents and financial investments

          The amounts recorded as cash and cash equivalents correspond to the amount available in cash, bank deposits and short-term investments that have immediate liquidity and original maturities within three months and insignificant risk of variation on its fair value. Other investments with maturities after three months are recognized at fair value through income and presented in financial investments.

i) Accounts receivables

          Account receivables are financial instruments classified in the category loan and receivables and represent the total amount due from sale of products and services rendered by the Company. The receivables are initially recognized at fair value and subsequently measured at amortized cost, net of impairment losses, when applicable.

j) Inventories

          Inventories are stated at the lower of the average cost of acquisition or production and the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. An allowance for losses on obsolete or slow-moving inventory is recognized.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the main accounting practices and accounting estimates (Continued)

          Ore piles are counted as processed when the ore is extracted from the mine. The cost of the finished product is composed of depreciation and any direct cost required converting ore piles to finished products.

          Inventory of maintenance supplies are measured at the lower of cost and net realizable value and, where applicable, an estimate of losses on obsolete or slow-moving inventory is recognized.

k) Non-current assets and liabilities held for sale and discontinued operation

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

          Discontinued operations transactions are presented separately from the balance of Company's continuing operations in the statement of income, statement of comprehensive income and statement of cash flows.

l) Stripping Costs

          The cost associated with the removal of overburden and other waste materials ("stripping costs") incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of developing the mining property. These costs are subsequently amortized over the useful life of the mine.

          Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant body of ore. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the body of ore, over the useful life of the body of ore.

          Stripping costs are measured at fixed and variable costs directly and indirectly attributable to its removal and, when applicable, net of any impairment losses measured in same basis adopted for the cash generating unit of which it is part.

m) Intangible assets

          Intangible assets are carried at the acquisition cost, less accumulated amortization and impairment losses, when applicable.

          Intangible assets with finite useful lives are amortized over their effective use and are tested for impairment whenever there is an indication that the asset may be impaired. Assets with indefinite useful lives are not amortized and are tested for impairment at least annually.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the main accounting practices and accounting estimates (Continued)

          The Company holds concessions to exploit railway assets over a certain period of time. Those assets are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

          Intangible assets acquired in a business combination are recognized separately from goodwill.

n) Property, plant and equipment

          Property, plant and equipment are evaluated at the cost of acquisition or construction, less accumulated amortization and impairment losses, when applicable.

          The cost of mining assets developed internally are determined by direct and indirect costs attributed to building the mining and plant, financial charges incurred during the construction period, depreciation of other fixed assets used into building, estimated decommissioning and site restoration expenses and other capitalized expenditures occurred during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

          The depletion of mineral assets is determined based on the ratio between production and total proven and probable mineral reserves. Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use, except for land which is not depreciated. Following are to estimated useful lives:

Property, plant and equipment	Useful lives
Buildings	between 15 and 50 years
Facilities	between 8 and 50 years
Equipment	between 3 and 33 years
Mineral properties	Unit of production
Others:
Locomotives	between 12.5 and 25 years
Wagon	between 33 and 44 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Others	between 2 and 50 years

          The residual values and useful lives of assets are reviewed at the end of each fiscal year and adjusted if necessary.

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

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the main accounting practices and accounting estimates (Continued)

o) Research and evaluation

i. Exploration and evaluation expenditures

          Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial operation of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mine development costs.

ii. Expenditures on feasibility studies, new technologies and others research

          The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

p) Impairment of assets

          The Company assesses, at each reporting date, whether there is evidence that the carrying amount of financial assets measured through amortized cost and long-live non-financial asset, should be impaired.

          For financial assets measured through amortized cost, Vale compares the carrying amount with the expected cash flows of the asset, and when appropriate, the carrying value is adjusted to reflect the present value of future cash flows.

          For long-lived non-financial assets (such as intangible or property plant and equipment), when impairment indication are identified, a test is conducted by comparing the recoverable value of these assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit ("CGU") to which the asset belongs to their carrying amount. If the Company identifies the need for impairment, it is consistently applied to each asset's cash-generating unit. The recoverable amount is the higher of value in use and fair value less costs to sell.

          The Company determines its cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance and approved budgets, sale prices consistent with the projections used in reports published by industry considering the market price when available and appropriate. Cash flows used are designed based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit, depending on their composition and location.

          For investments in affiliated companies with publicly traded stock, the Company assesses the recoverability of its assets when there is prolonged or significant decline in market value. The balance of their investments is compared in relation to the market value of the shares, when available. If the market value is less than the carrying value of investments, and the decrease is considered prolonged and significant, the Company performs the adjustment of the investment to the realizable value quoted in the market.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the main accounting practices and accounting estimates (Continued)

          Regardless the indication of impairment of its carrying value, goodwill balances arising from business combinations, intangible assets with indefinite useful lives and land are tested for impairment at least once a year.

          Non-current assets (excluding goodwill) which the Company recognized an impairment are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

q) Suppliers and contractors

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

          Compound financial instruments include financial liability (debt) components and stockholders' equity. The liability component instrument is initially recognized at fair value that is determined using discounted cash flow, considering the interest rate market for a non-convertible debt instrument with similar characteristics (period, value, credit risk). After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The stockholders' equity component is recognized as the difference between the total values received by the Company from the issue of the securities, and the initially recognized amount of the liability component. Following initial recognition, the equity component of a compound financial instrument is not remeasured until its conversion.

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

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the main accounting practices and accounting estimates (Continued)

t) Provisions

          Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that the settlement of this obligation will result in an outflow of resources, and the amount of the obligation can be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.

i. Provision for asset retirement obligations

          The provision made by the Company refers to costs related to mine closure and reclamation, with the completion of mining activities and decommissioning of assets related to mine. When the provision is recognized, the corresponding cost is capitalized as part of property plant and equipment and is depreciated on the same basis over the related asset and recorded in the statement of income.

          The long-term liability is subsequently measured using a long-term discount rate and recorded in the statement of income, as a financial expenses until the Company makes payments related to mine closure and decommissioning of assets mining.

ii. Provision for litigation

          The provision refers to litigation and fines incurred by the Company. A provision is recognized when the obligation is considered probable and can be measured. The accounting counterpart for the obligation is an expense in statement of income. This obligation is updated according to the evolution of the judicial process or interest incurred and can be reversed if the estimate of loss is not considered probable or settled when the obligation is paid.

u) Employee benefits

i. Current benefits—wages, vacations and related taxes

          Payments of benefits such as wages, vacation past due or accrued vacation, as well the related social security taxes over those benefits, are recognized monthly in income, on an accruals basis.

ii. Current benefits—profit sharing program

          The Company has a profit sharing program based on the performance goals achievement of the Company and its employees. The Company recognizes the provision based on the recurring measurement of the compliance with goals and results, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The counter entry of the provision is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the main accounting practices and accounting estimates (Continued)

iii. Non-current benefits—long-term incentive programs

          The Company has established a procedure for awarding certain eligible executives (Matching Plan and Long-Term Incentive Plan—ILP) with the goal of encouraging employee retention and optimum performance. The Matching Plan establishes that these executives eligible for the plan are entitled to a specific number of preferred class A stocks of the Company, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially linked by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives' performance and the Company's results in relation to a group of companies of similar size (per group). Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the vesting period as defined.

iv. Non-current benefits—pension costs and other post-retirement benefits

          The Company has several retirement plans for its employees.

          For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in to these plans.

          For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company's obligation. The liability recognized in the balance sheet represents the present value of the defined benefit obligation as of that date, less the fair value of plan assets. The Company recognized in the statement of income the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

          For plans presenting a surplus, the Company does not recognize any assets or benefits in the balance sheet or statement of income until such time as the use of this surplus is clearly defined. For plans presenting a deficit, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

v) Derivative financial instruments and hedge operations

          The Company uses derivative instruments to manage its financial risks as a way of hedging against these risks. The Company does not use derivative instruments for speculative purposes. Derivative financial instruments are recognized as assets or liabilities in the balance sheet and are measured at their fair values. Changes in the fair values of derivatives are recorded in each year as gains or losses in the statements of income or in stockholders' equity when the transaction is eligible to be characterized as an effective cash flow hedge.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the main accounting practices and accounting estimates (Continued)

          On the beginning of the hedge operations, the Company documents the relationship between hedging instruments and hedged items with the objective of risk management and strategy for carrying out hedging operations. The Company also documents, both initially and on a continuously basis, that its assessment of whether the derivatives used in hedging transactions are highly effective.

          The effective components of changes in the fair values of derivative financial instruments designated as cash flow hedges are recorded as unrealized fair value gain/(losses) and recognized in stockholders' equity; and their non-effective components recorded in income. The amounts recorded in the statement of comprehensive income, will only be transferred to statement of income (costs, operating expenses or financial expenses) when the hedged item is actually realized.

w) Financial instruments classification

          The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

i. Financial assets

          Measured at fair value through the statement of income—Financial assets held for trading acquired for the purpose of selling in the short-term. These instruments are measured at fair value, except for derivative financial instruments not classified as hedge accounting, considering the inclusion of the credit risk of counterparties on the calculation of the instruments.

          Loans and receivables—Non-derivative financial instruments with fixed or defined payments, which are not quoted in an active market, are initially measured at fair value and subsequently at amortized cost using the effective interest method.

          Held to maturity—Non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Company has the intent and ability to hold them to maturity, are initially measured at fair value and subsequently at amortized cost.

          Available for sale—Non-derivative financial assets not classified in another category of financial instrument. Financial instruments in this category are measured at fair value, with changes in fair value until the moment of realization then recorded in statement of comprehensive income. On realization of the financial asset, its fair value is reclassified to statement of income.

ii. Financial liabilities

          Measured at fair value through the statement of income—Financial liabilities with the purpose of trading (repurchase) or which are initially measured at fair value by the Company, being irreversibly this method of classification.

          Measured at amortized cost—Non-derivative financial liabilities with fixed and determinable payments and fixed maturities, which were not classified as measured at fair value through the statement of income.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the main accounting practices and accounting estimates (Continued)

x) Capital

          The Company periodically repurchases its shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders' equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of type of shares.

          Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders' equity as a deduction from the amount raised, net of taxes.

y) Government grants and support

          Government grants and support are accounted for when Company has reasonably complied with conditions set by the government in relation to the grants. The Company recognizes the grants in the statement of income as a reduction in tax expense according to the nature of the item, and classified through retained earnings in stockholders' equity during allocation of net income.

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

          Depending on the contract, sales can be recognized when the product is available at the loading port, loaded on the ship or delivered to the destination. Service revenues are recognized in the amount by which the services are rendered and accepted by the customer.

          In some cases, the sale price is determined on a provisional basis at the date of sale and the final selling price is subject to escalation clauses through date of final pricing. Revenue from the sale of provisionally priced products is recognized when the risks and rewards of ownership are transferred to the customer and the revenue can be measured reliably. At this date, the amount of revenue to be recognized is estimated based on the forward price of the product sold.

          Amounts billed to customers for shipping related to products sold by the Company are recognized as revenue when the Company is responsible for shipping. Shipping costs are recognized as operating costs.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

2.    Summary of the Main Accounting Practices and Accounting Estimates (Continued)

aa) Current and deferred income taxes

          Income taxes are recognized in the statement of income, except for items recognized directly in stockholders' equity, in which the tax is also recognized in stockholder's equity.

          The provision for income tax is calculated individually for each entity in the Group based on tax rates and tax rules in force in the location of the entity. The recognition of deferred taxes are based on temporary differences between carrying value and the tax basis of assets and liabilities as well as taxes losses carry forwards. The deferred income taxes assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against fiscal current liabilities and when the deferred income taxes assets and liabilities are related to income taxes recorded by the same taxation authority on the same taxable entity.

bb) Basic and diluted earnings per share

          Basic earnings per share are calculated by dividing the income attributable to the stockholders of the Company, after accounting for the remuneration to the holders of equity securities, by the weighted average number of shares outstanding (total shares less treasury shares).

          Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding for the conversion of all dilutive potential shares. The Company does not have mandatory convertible securities that could result in the dilution of the earning per share.

cc) Stockholder's remuneration

          The stockholder's remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum compulsory remuneration approved by the bylaws shall only be recognized in current liabilities on the date that is approved by stockholders.

          The Company is permitted to distribute interest attributable to stockholders' equity. The calculation is based on the stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate ("TJLP") determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

          The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders' equity is considered as part of the annual minimum mandatory dividend (note 25-f). This notional interest distribution is treated for accounting purposes as a deduction from stockholders' equity in a manner similar to a dividend and the tax credit recorded in income.

3.    Critical Accounting Estimates and Judgment

          The preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the management of the Company.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

3.    Critical Accounting Estimates and Judgment (Continued)

          These estimates are based on the best knowledge and information existing on the balance sheet date. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from the estimates.

          The significant estimates and assumptions used by Company in these financial statements are as follow:

a) Mineral reserves and mine useful life

          The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to take positions on expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on the proven and probable reserves of the Company.

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

b) Asset retirement obligation

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

c) Impairment

          The Company tests impairment of tangible (whether there is evidence of impairment) and intangible (annually) assets segregated by cash-generating units using discounted cash flow model that depends on several estimates, which are influenced by market conditions prevailing at the time the impairment test is performed.

d) Litigation losses

          Provisions are recorded when the possibility of loss relating to legal proceedings or contingent liabilities is considered probable by the Company's legal department and its legal advisors.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

3.    Critical Accounting Estimates and Judgment (Continued)

          The provisions are recorded when the amount of loss can be reasonably estimated. By their nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside the Company's control. Legal uncertainties involve the exercise of significant estimates and judgments of management regarding the results of future events.

e) Post-retirement benefits for employees

          The amount recognized and disclosed depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

          At the end of each year the Company and external actuaries reviews the assumptions that should be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

f) Fair values of derivatives and others financial instruments

          The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods and assumptions are based on the market conditions, at the end of the year.

          An analysis of the impact if actual results are different from management's estimates is present on note 24 (sensibility analysis).

g) Deferred income taxes

          The Company recognizes the effects of deferred taxes arising from tax losses and temporary differences and derecognizes when believes that tax credits recoverable are not probable. Deferred tax liabilities are fully recognized.

          The determination of the recognition of income tax or deferred income tax, assets and liabilities, and any derecognition of tax credits requires the use of estimates. For each tax asset, the Company assesses the probability that some or all of the tax assets may not be recoverable. The impairment recorded in relation to the accumulated tax losses depends on the assessment of the probability of the generation of future taxable profits based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.

4.    Accounting Standards Issued But Not Yet Effective

          The standards and interpretations those are issued by IASB, but not yet effective, up to the date of issuance of the Company's financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

4.    Accounting Standards Issued But Not Yet Effective (Continued)

          Sale or Contribution of Assets between an Investor and its Associate or Joint Venture—In September 2014 the IASB issued narrow-scope amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The adoption of the amendment will be required from January 1, 2016 and the Company is analyzing potential impacts regarding this update on the financial statements.

          Equity Method in Separate Financial Statements—In August 2014 the IASB issued an amendment to IAS 27, which allows an entity to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The IASB clarifies that the changes will help some jurisdictions to register in their separate IFRS financial statements, reducing compliance costs without reducing the information available to investors. The adoption will be required for annual periods beginning from January 1, 2016 with retrospective application. The Group already uses in its individual financial statements the equity method of accounting to record investments in subsidiaries, joint ventures and associates.

          IFRS 9 Financial instruments—In July 2014 the IASB issued IFRS 9—Financial instruments, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

          Accounting for Acquisitions of Interests in Joint Operations—In May 2014 the IASB issued an amendment to IFRS 11—Joint Arrangements, to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The adoption of the amendment will be required from January 1, 2016 and the Company is analyzing potential impacts regarding this update on the financial statements.

          Clarification of Acceptable Methods of Depreciation and Amortization—In May 2014 the IASB issued an amendment to IAS 16—Property, Plant and Equipment and IAS 38—Intangible Assets, established the pattern of consumption of an asset´s expected future economic benefits as acceptable methods of depreciation and amortization of assets. The IASB clarifies that the use of methods based on revenues to calculate the depreciation of an asset and also to measure the consumption of the economic benefits embodied in an intangible asset, are not appropriate. The adoption of the amendment will be required from January 1, 2016 and the Company is currently analyzing potential impacts regarding this update on the financial statements.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

4.    Accounting Standards Issued But Not Yet Effective (Continued)

          IFRS 15 Revenue from Contracts with Customers—In May 2014 the IASB issued IFRS 15 statement—Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18—revenue, IAS 11—Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2017 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

5.    Risk Management

          The Company considers that an effective risk management is a key objective to support its growth plan, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to. To do that, evaluates not only the impact in the results of the business caused by variables traded in financial markets (market risk) and those arising from liquidity risk, but also the risk from counterparties obligations (credit risk), those relating to inadequate or failed internal processes, people, systems or external events (operational risk), among others.

a) Risk management policy

          The Board of Directors established a risk management policy in order to (i) support the Company's growth plan, strategic planning and Company's business continuity; (ii) improve its capital structure and asset management of the Group; (iii) ensure adequate degree of flexibility in financial management while maintaining the level of robustness required for investment grade; and (iv) improve corporate governance practices.

          The corporate risk management policy determines that Vale should measure and monitor regularly its corporate risk on a consolidated approach in order to guarantee that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

          The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk assessments and for issuing opinion regarding the Company's risk management. It's also responsible for the supervision and revision of the principles and instruments of corporate risks management.

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

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

5.    Risk Management (Continued)

b) Liquidity risk management

          The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

          To mitigate such risk, Vale has a revolving credit facility to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. The revolving credit facilities available today were acquired from a syndicate of several global commercial banks.

c) Credit risk management

          Vale's credit risk arises from potential negative impacts in its cash flows due to uncertainty in the ability of counterparties to meet their contractual obligations. To manage that risk, Vale has procedures and processes, such as the controlling of credit limits, the obligation of exposure diversification through several counterparties and the monitoring of the portfolio's credit risk.

          Vale's counterparties can be divided into three main categories: the customers, responsible by obligations regarding receivables from payment term sales; financial institutions with whom Vale keeps its cash investments or negotiates derivatives transactions; and suppliers of equipment, products and services in the case of payments in advance.

d) Commercial credit risk management

          For the commercial credit exposure, which arises from sales to final customers, the risk management department, in accordance with the current delegation level, approves or request the approval of credit risk limits for each counterpart. Besides that, the Executive Board sets annually global commercial credit risk limits for the customer's portfolio.

          The Company attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, based on three main sources of information: i) Expected Default Frequency (EDF) provided by KMV (Moody's); ii) credit ratings from the main international credit agencies; iii) costumer's financial statements for economic and financial evaluation based on financial indicators.

          On 31 December 2014, 82% of accounts receivable due to Vale commercial sales had insignificant or low risk, 16% had moderate risk and 2% high risk.

          Whenever considered necessary, the quantitative credit risk analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, its commercial relationship with Vale and the customer's strategic position in its economic sector, among others variables.

          Based on the counterparty's credit risk or based on Vale's consolidated credit risk profile, risk mitigation strategies are used to minimize the Company`s credit risk in order to meet the acceptable level of risk approved by the Executive Board. The main credit risk mitigation strategies include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

5.    Risk Management (Continued)

          The Company has a diversified accounts receivable portfolio from a geographical standpoint, being China, Europe, Brazil and Japan the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

          The Company controls its account receivables portfolio through Credit and Cash Collection committees, in which representatives from risk management, cash collection and commercial departments monitor periodically each counterparty's exposure. Finally, Vale has an automatic control that blocks additional sales to customers in default.

e) Treasury credit risk management

          The management of exposure arising from cash investments and derivatives instruments is realized through the following procedures: annual approval by the Executive Board of the credit limits by counterparty, controls of portfolio diversification, counterparties' credit spread variations and the treasury portfolio overall credit risk. There's also a monitoring of all positions, exposure versus limit control and periodic report to the Executive Risk Management Committee.

          The calculation of the exposure to a counterparty that has several derivative transactions with Vale it's considered the sum of exposures of each derivative acquired with this counterparty. The exposure for each derivative is defined as the future value calculated within the life of the derivative, considering the variation of the market risk factors that affect the value of the derivative instrument.

          The Company also assesses the creditworthiness of its counterparties in treasury operations following an internal methodology similar to commercial credit risk management that aims to define a default probability for each counterparty.

          Depending on the counterparty's nature (banks, insurance companies, countries or corporations), different inputs will be considered: i) expected default probability given by KMV; ii) CDS (Credit Default Swaps) and bond market spreads; iii) credit ratings defined by the main international rating agencies; iv) financial statements data and indicators analysis.

f) Market risk management

          The Company is exposed to the behavior of several market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process and the growth strategy of the Company, ensure its financial flexibility and monitor the volatility of future cash flows.

          When necessary, market risk mitigation strategies are evaluated and implemented in line with these objectives. Some strategies may incorporate financial instruments, including derivatives. The portfolios of the financial instruments are monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

5.    Risk Management (Continued)

          Considering the nature of Vale's business and operations, the main market risk factors which the Company is exposed to are:

  •
  Foreign exchange and Interest rates;

  •
  Product prices and input costs.

g) Foreign exchange and interest rate risk

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

          The Company implemented hedge transactions to protect its cash flow against the market risks that arises from its debt obligations—mainly currency volatility. The hedges cover most of the debts in reais and euros. The Company uses swap transactions to convert debt linked to Brazilian real and Euros into US dollar that have similar—or sometimes shorter—settlement dates than the final maturity of the debt instruments. Their notional amounts are similar to the principal and interest payments, subjected to liquidity market conditions.

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

          The Company has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR (London Interbank Offer Rate in US dollar). Considering the impact of interest rate volatility on the cash flow, Vale observes the potential natural hedges effects between US Dollar floating rates and commodities prices in the decision process of acquiring financial instruments.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

5.    Risk Management (Continued)

h) Risk of product and Input prices

          The Company is also exposed to market risks regarding commodities prices and input volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale's cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

i) Operational risk management

          The operational risk management is the structured approach that Vale uses to manage uncertainty related to possible inadequate or failure in internal processes, people, systems and external events, in accordance with the principles and guidelines of ISO 31000.

          The main operational risks are periodically monitored, ensuring the effectiveness of prevention / mitigation key controls in operation and execution of the risk treatment strategy (creation of new controls, changes in the risk environment, transfer part of the risk by contracting insurance, provisioning of resources, etc.).

          Therefore, the Company seeks to have a clear view of its major risks, of the best cost-benefit mitigation plans and of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

j) Capital management

          The Company's policy aims, to manage its capital, to seek a structure that will ensure the continuity of your business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, on average 9 years, thus avoiding a concentration in one specific period.

k) Insurance

          The Company hires several types of insurance, such as operational risks insurance, engineering risks insurance (projects), civil responsibility, life insurance policy for their employees, among others. The coverage of these policies is similar to the ones used in general by the mining industry and is contracted in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market. In general, the company's assets directly related with its operations are included in the coverage of insurance policies.

          Insurance management is performed with the support of existing insurance committees in the various operational areas of the Company. Among the management instruments, Vale uses captive reinsurance companies that allows to contract insurances on a competitive basis as well as direct access to key international markets of insurance and reinsurance.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

6.    Non-current assets and liabilities held for sale and discontinued operation

          Described below are the assets and liabilities held for sale and discontinued operation reclassified during the year:

				December 31, 2013
	December 31, 2014
				General Cargo—Logistic(ii)
	Energy(i)	Nacala(i)	Total		Energy(i)	Total
Assets held for sale and discontinued operation
Accounts receivable	–	8	8	141	–	141
Other current assets	–	157	157	271	–	271
Investments	88	–	88	–	79	79
Intangible, net	–	–	–	1,687	–	1,687
Property, plant and equipment, net	477	2,910	3,387	1,027	561	1,588

Total assets	565	3,075	3,640	3,126	640	3,766

Liabilities associated with assets held for sale and discontinued operation
Suppliers and contractors	–	54	54	85	–	85
Payroll and related charges	–	–	–	61	–	61
Other current liabilities	–	57	57	112	–	112
Other non-current liabilities	–	–	–	190	–	190

Total liabilities	–	111	111	448	–	448

Net assets held for sale and discontinued operation	565	2,964	3,529	2,678	640	3,318

(i)
Assets and liabilities held for sale
(ii)
Discontinued operation

a) Assets and liabilities held for sale

Nacala logistic corridor ("Nacala")

          In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. ("Mitsui") to sell 50% of its stake of 70% in Nacala, which comprises entities which holds a railroad and port concession under construction located in Mozambique and Malawi and are related to coal segment.

          The investment in Nacala was funded by Vale through equity and equity instruments of US$313, with the remaining balance funded through Vale's bridge shareholder loans. With the transaction, a new company will be incorporated to which Vale will contribute their investment in Nacala. Mitsui will then contribute to the new company the amount of US$313 in equity instruments and will therefore hold 50% of the participation of the new company. Vale and Mitsui are in negotiations to fund the remaining investment required and to take-out part of Vale's bridge shareholder loans.

          After completion of the transaction, Vale will share control of Nalaca with Mitsui and therefore will not consolidate the assets and liabilities of these entities. The assets were transferred to assets held for sale with no impact in the statement of income

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

6.    Non-current assets and liabilities held for sale and discontinued operation (Continued)

Energy generation assets

          In December 2013, the company signed agreements with CEMIG Geração e Transmissão S.A. ("CEMIG GT"), as follow: (i) to sell 49% of its stake of 9% in Norte Energia S.A. ("Norte Energia"), the company in charge of the construction, operation and exploration of the Belo Monte Hydroelectric facility, and (ii) to create a joint venture named Aliança Geração de Energia S.A. to be established by Vale and CEMIG GT through contribution of its shares on the following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% and will share control of the new company, which will supply energy to Vale operations, previously guaranteed by its own generation plant, ensured by a long-term contract.

          The transaction above has been approved by the Brazilian Electricity Regulatory Agency ("Agência Nacional de Energia Elétrica" or "ANEEL"), but is pending of a minor precedent condition. The conclusion of the transaction is expected to occur in the first quarter of 2015. The assets were transferred to assets held for sale with no impact in the statement of income. Once the transaction is completed, the Company will recognize a gain on sale of assets in the statement of income in the amount of US$195, approximately (based on balance sheet as of December 31, 2014).

b) Discontinued operation

General cargo—Logistic

          At the end of 2013, Vale entered to an agreement to dispose of control over its subsidiary VLI S.A. ("VLI"), which aggregates all operations of the general cargo segment. As a consequence, at the beginning of January 1, 2014, the investment in VLI has been accounted as an investment in associate (note 12).

          In April 2014, Vale finalized the sale of 35.9% of its stake in VLI capital to Mitsui and to Fundo de Investimento do Fundo de Garantia de Tempo de Serviço ("FGTS") for the amount of US$1,197, which US$896 was settled through a capital contribution directly in VLI.

          In August 2014, Vale completed the sale of 26.5% of its stake in VLI to a fund of Brookfield Asset Management Inc. ("Brookfield") for US$908 (R$2,000). At the completion of the transaction, Vale now holds 37.6% of VLI's total stockholder's equity.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

7.    Acquisitions and divestitures

          The results on divestitures are presented as follow:

	Year ended as at December 31,
	2014	2013	2012
Loss on measurement or sales of non-current assets
Sociedad Contractual Minera Tres Valles	–	(215)	–
Manganese and ferroalloys assets	–	–	(22)
Coal assets	–	–	(355)
Araucária Nitrogenados S.A.	–	–	(129)
Mineral rights—CoW Indonesia (note 30a)	(167)	–	–

	(167)	(215)	(506)

Financial income
Norsk Hydro ASA	–	214	–

	–	214	–

Results on sale or disposal of investments from associates and joint ventures
Vale Florestar Fundo de Investimento em Participações	(30)	–	–
Log-in Logística Intermodal S.A.	–	14	–
Fosbrasil S.A.	–	27	–

	(30)	41	–

    •
    2014

a) Divestitures of Vale Florestar Fundo de Investimento em Participações ("Vale Florestar")

          Vale signed an agreement with a subsidiary of Suzano Papel e Celulose S.A ("Suzano"), a company that produces eucalyptus pulp, for the sale of its entire stake in Vale Florestar for US$93 (R$205). The approval of this transaction by the Conselho Administrativo de Defesa Econômica ("CADE") has been obtained in July, 2014.

          A loss on this transaction, of US$30 (R$68) was recorded in the statement of income as results on sale or disposals of investments from joint ventures and associates.

b) Incorporation of Vale Mina do Azul S.A. ("VMA")

          In December 2014, Vale incorporated its wholly-owned subsidiary VMA, with no impact in the consolidated financial statements.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

7.    Acquisitions and divestitures (Continued)

    •
    2013

c) Divestitures of Norsk Hydro ASA ("Hydro")

          As part of Vale's strategy of reducing its exposure to non-core assets, in November 2013, the Company sold its Hydro common shares for US$1,811. Since February 2013 when the lock-up period for trading Hydro shares ended, the investment could be traded in the market and therefore the Company started classifying this investment as a financial asset available for sale. As result of this operation, the Company recognized a gain of US$214 in the statement of income as financial income for the year ended as at December 31, 2013, as below:

Hydro
Balance in the date of sale	1,845
Cumulative translation adjustment recycling	(442)
Results on available for sale investments recycling	194

1,597
Amount received	1,811

Gain on sale	214

d) Divestitures of Sociedad Contractual Minera Tres Valles ("Tres Valles")

          In December 2013, the Company sold its total participation in Tres Valles for US$25. This transaction is consistent with Vale's strategy of focusing on world-class assets, with scale compatible with its existing operations. In this transaction, Vale recognized a loss of US$215 presented in the statement of income as loss on measurement or sale of non-current assets of the year ended as at December 31, 2013. The total loss includes an amount of US$7 transferred from cumulative translation adjustments.

e) Divestitures of Fosbrasil S.A. ("Fosbrasil")

          In December 2013, the Company entered into an agreement to sale its minority participation in the associate Fosbrasil, producer of purified phosphoric acid, for US$45. On this transaction, Vale recognized a gain of US$27 presented in the statement of income as result on sale or disposal of investments from joint ventures and associates for the year ended as at December 31, 2013.

f) Divestitures of Log-In Logística Intermodal S.A. ("Log-in")

          In December 2013, Vale conducted an auction to sell its common shares of Log-in. All the shares were sold by US$94 and the gain of US$14 on this transaction was recorded in the statement of income as result on sale or disposal of investments from associates and joint ventures for the year ended as at December 31, 2013.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

7.    Acquisitions and divestitures (Continued)

    •
    2012

g) Acquisition of additional participation in Belvedere Coal Project

          During 2012, the Company completed the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited in the amount of AUD150 million (US$156). In 2013, after the approval of the local government, Vale acquired 100% of Belvedere and paid the total amount of US$338 for the wholly owned participation.

h) Sales of coal assets

          In June 2012, Vale completed the sale of its thermal coal operations in Colombia to CPC S.A.S., an affiliate of Colombian Natural Resources S.A.S. The loss on this transaction, of US$355 was recorded in the income statement as loss on measurement or sales of non-current assets for the year ended as at December 31, 2012.

i) Acquisition of Empreendimentos Brasileiros de Mineração ("EBM") shares

          At 2012, the Company acquired an additional of 10.46% of EBM. As result of the acquisition, Vale increased its share in EBM to 96.7% and recognized US$62 as result from operation with non-controlling interest in stockholders equity.

j) Divestitures of manganese and ferroalloys assets

          In October 2012, the Company completed the sale of its manganese and ferroalloys operations in Europe for US$160. On this transactions Vale recognized US$22 presented in statement of income as loss on measurement or sales of non-current assets for the year ended as at December 31, 2012.

k) Divestitures of participation in Vale Oman Pelletizing LLC ("Vale Oman")

          In October 2012, the Company sold 30% of its participation in Vale Oman for US$71. In this transaction, the Company recognized a gain of US$63 as result from operation with non-controlling interest in stockholders equity.

l) Divestitures of Araucária Nitrogenados S.A. ("Araucária")

          In December 2012, the Company finalized an agreement with Petróleo Brasileiro S.A. ("Petrobras") to sell Araucária, an operation for production of basic nitrogen for fertilizer, located in Araucária, in the Brazilian state of Paraná, for the amount of US$234 and recognized a loss of US$129 recorded on loss on measurement or sales of non-current assets in statement of income for the year ended as at December 31, 2012.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

8. Cash and cash equivalents

	December 31, 2014	December 31, 2013
Cash and bank deposits	2,109	1,558
Short-term investments	1,865	3,763

	3,974	5,321

          Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of changes in value and readily convertible to cash, part in Brazilian Real, indexed to the Brazilian Interbank Interest rate ("DI Rate" or "CDI") and part denominated in US dollar, mainly time deposits.

9. Accounts receivable

	December 31, 2014	December 31, 2013
Ferrous minerals	2,155	4,417
Coal	122	126
Base metals	777	962
Fertilizers	136	184
Others	172	103

	3,362	5,792
Provision for doubtful debts	(87)	(89)

	3,275	5,703

          Accounts receivable related to the steel sector represented 77.97% and 79.70% of total receivables on December 31, 2014 and 2013, respectively.

          No individual customer represents over 10% of receivables or revenues.

          The provision for doubtful debts recorded in the statement of income as at December 31, 2014, 2013 and 2012 totaled US$36, US$4 and US$22, respectively. The Company recognized write-off as at December 31, 2014, 2013 and 2012 in the amount of US$5, US$15 and US$16, respectively.

          Accounts receivable presented by currency are shown in note 22.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

10.    Inventories

          Inventories are comprised as follows:

	December 31, 2014	December 31, 2013
Inventories of products
Bulk Material
Ferrous minerals
Iron ore	1,110	646
Pellets	187	88
Manganese and ferroalloys	69	75

	1,366	809
Coal	155	318
Base Metals
Nickel and other products	1,435	1,398
Copper	26	23

	1,461	1,421
Fertilizers
Potash	12	8
Phosphates	309	313
Nitrogen	23	19

	344	340
Others products	4	8

Total of inventories of products	3,330	2,896

Inventory of consumables	1,171	1,229

Total	4,501	4,125

          As at December 31, 2014 and 2013 the Company had provisions to adjust inventories to market value for nickel in the amount of US$0 and US$14, respectively; manganese in the amount of US$0 and US$1, respectively; and coal in the amount of US$285 and US$117, respectively.

	Year ended as at December 31,
Inventories of products	2014	2013	2012
Balance at beginning of the year	2,896	3,597	3,975

Production/acquisition	23,060	20,008	21,167
Transfer from inventory of consumables	3,201	4,125	4,224
Cost of goods sold	(25,064)	(24,245)	(25,390)
Provision for market value adjustment	(285)	(132)	(38)
Translation adjustments	(478)	(457)	(341)

Balance at end of the year	3,330	2,896	3,597

	Year ended as at December 31,
Inventory of consumables	2014	2013	2012
Balance at beginning of the year	1,229	1,455	1,276

Acquisition	3,282	4,063	4,508
Transfer to inventories of products	(3,201)	(4,125)	(4,224)
Translation adjustments	(138)	(164)	(105)
Transfer to held for sale	(1)	–	–

Balance at end of the year	1,171	1,229	1,455

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

11.    Recoverable taxes

          The recoverable taxes, net of provision for losses of tax credits, are as follows:

	December 31, 2014	December 31, 2013
Value-added tax	1,057	1,129
Brazilian federal contributions	1,010	680
Others	34	55

Total	2,101	1,864

Current	1,700	1,579
Non-current	401	285

Total	2,101	1,864

12.    Investments

          The changes of investments in associates and joint ventures are as follow:

	Year ended as at December 31,
	2014	2013	2012
Balance at beginning of the year	3,584	6,384	8,013

Additions	220	378	474
Disposals	–	(98)	(32)
Transfer—Control acquisition	79	–	–
Translation adjustment	(536)	(582)	(223)
Equity results	505	469	645
Equity on other comprehensive income	(2)	(204)	35
Dividends declared	(831)	(747)	(587)
Impairment (note 15)	(31)	–	(1,941)
Transfers to held for sale/financial instruments—investments(i)	(110)	(2,016)	–
Transfers from held for sale(ii)	1,255	–	–

Balance at end of the year	4,133	3,584	6,384

(i)
The transfers to held for sale refers to investments in Vale Florestar of US$110 in 2014 and to investments in Hydro of US$2,016 in 2013.
(ii)
The transfers from held for sale refers to investments in VLI of US$1,255.

Notes to Consolidated Financial Statements (Continued)

Expressed in Millions of United States Dollars, Unless Otherwise Stated

12.    Investments (Continued)

			Investments		Equity results			Received dividends
			As of		Year ended as at December 31,			Year ended as at December 31,
		% voting capital	December 31, 2014	December 31, 2013
Joint ventures and associates	% ownership				2014	2013	2012	2014	2013	2012
Bulk Material
Iron Ore and pellets
Baovale Mineração S.A.	50.00	50.00	16	24	4	(7)	6	–	1	1
Companhia Nipo-Brasileira de Pelotização(i)	51.00	51.11	142	159	66	19	22	48	24	26
Companhia Hispano-Brasileira de Pelotização(i)	50.89	51.00	80	83	24	1	38	11	10	36
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	86	91	30	18	26	16	22	20
Companhia Ítalo-Brasileira de Pelotização(i)	50.90	51.00	61	62	25	7	8	5	–	18
MRS Logística S.A.	47.59	46.75	510	564	76	101	122	44	63	57
Minas da Serra Geral S.A.	50.00	50.00	20	22	1	–	2	–	–	–
Samarco Mineração S.A.	50.00	50.00	200	437	392	499	645	401	595	179
Tecnored Desenvolvimento Tecnológico S.A.(ii)	–	–	–	38	(1)	(11)	(20)	–	–	–
Zhuhai YPM Pellet Co.	25.00	25.00	24	25	–	–	1	–	–	–

			1,139	1,505	617	627	850	525	715	337
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	355	357	32	42	59	29	40	60
Base Metals
Copper
Teal Minerals Inc.	50.00	50.00	194	228	(35)	(24)	(5)		–	–
Nickel
Korea Nickel Corp.	25.00	25.00	21	22	–	(2)	–	–	–	–
Others
VLI S.A.(iii)	37.61	37.61	1,109	–	48	–	–	–	–	–

Notes to Consolidated Financial Statements (Continued)

Expressed in Millions of United States Dollars, Unless Otherwise Stated

12.    Investments (Continued)

			Investments		Equity results			Received dividends
			As of		Year ended as at December 31,			Year ended as at December 31,
		% voting capital	December 31, 2014	December 31, 2013
Joint ventures and associates	% ownership				2014	2013	2012	2014	2013	2012
Bauxite
Mineração Rio Grande do Norte S.A.	40.00	40.00	91	111	7	10	20	8	17	7
Steel
California Steel Industries, Inc.	50.00	50.00	184	181	12	20	16	6	6	9
Companhia Siderúrgica do Pecém(iv)	50.00	50.00	725	686	(44)	(10)	(7)	–	–	–
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	26.87	26.87	205	321	(60)	(158)	(169)	–	–	–

			1,114	1,188	(92)	(148)	(160)	6	6	9
Other associates and joint ventures
Norte Energia S.A.(iv)	4.59	4.59	91	83	(11)	(2)	(2)	–	–	–
Others			19	90	(61)	(33)	(72)	–	–	–

			110	173	(72)	(35)	(74)	–	–	–
Disposal investments
Norsk Hydro ASA			–	–	–	–	(35)	–	56	47
Logística Intermodal S.A.			–	–	–	(1)	(10)	–	–	–

			4,133	3,584	505	469	645	568	834	460

(i)
Although Vale held majority of the voting capital, the entities are accounted under equity method, due to existing veto rights held by other stockholders.
(ii)
Consolidated since March 2014.
(iii)
Considering the updated interest after the transaction described in note 6b.
(iv)
Pre-operational stage.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

12.    Investments (Continued)

			December 31, 2014					December 31, 2013
	Location	Principal activity	Assets	Liabilities	Adjusted stockholders equity	Adjusted operating results	Adjusted net income for the year	Adjusted net income for the year
Subsidiaries and affiliates
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	Brazil	Steel	125	–	125	–	–	(2)
Biopalma da Amazônia S.A.	Brazil	Energy	728	451	277	(82)	(148)	(145)
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	197	52	145	224	148	120
Compañia Minera Miski Mayo S.A.C.	Peru	Fertilizers	664	169	495	8	10	23
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	821	387	434	248	167	162
Minerações Brasileiras Reunidas S.A.	Brazil	Iron ore	2,977	649	2,328	158	150	(27)
Potasio Rio Colorado S.A.	Argentina	Fertilizers	583	28	555	(30)	(33)	(2,723)
Salobo Metais S.A.	Brazil	Copper	3,454	596	2,858	149	60	(31)
Tecnored Desenvolvimento Tecnológico S.A.	Brazil	Iron ore	67	35	32	(27)	(28)	(22)
Vale International Holdings GmbH	Austria	Holding and research	35,270	481	34,789	331	(6,108)	(913)
Vale Canada Holdings Inc.	Canada	Holding	12,359	10,429	1,930	(7)	(9)	(7)
Vale Canada Limited	Canada	Nickel	40,235	31,855	8,380	(449)	(229)	(812)
Vale Fertilizantes S.A. (Antiga Mineração Naque S.A.)	Brazil	Fertilizers	6,397	1,186	5,211	(1,254)	(897)	(2,801)
Vale International S.A.	Switzerland	Trading and holding	63,454	31,457	31,997	(1,879)	(3,865)	(918)
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	1,408	184	1,224	(51)	(43)	32
Vale Manganês S.A.	Brazil	Manganese and ferroalloys	381	109	272	62	24	(10)
Vale Moçambique S.A.	Mozambique	Coal	6,301	850	5,451	(6)	(161)	(34)
Vale Shipping Holding Pte. Ltd.	Singapore	Iron ore	3,034	236	2,798	43	224	175
Direct and indirect affiliates
California Steel Industries, Inc.	USA	Steel	870	502	368	40	24	40
Companhia Coreano-Brasileira de Pelotização	Brazil	Pellets	203	31	172	53	60	36
Companhia Hispano-Brasileira de Pelotização	Brazil	Pellets	180	22	158	64	48	3
Companhia Ítalo-Brasileira de Pelotização	Brazil	Pellets	157	37	120	64	49	14
Companhia Nipo-Brasileira de Pelotização	Brazil	Pellets	323	45	278	123	129	37
Companhia Siderúrgica do Pecém	Brazil	Steel	2,785	1,335	1,450	93	(88)	(22)
Henan Longyu Energy Resources Co., Ltd.	China	Coal	1,633	213	1,420	172	128	167
Mineração Rio Grande do Norte S.A.	Brazil	Bauxite	783	555	228	83	18	25
MRS Logística S.A.	Brazil	Iron ore	2,702	1,630	1,072	325	160	212
Norte Energia S.A.	Brazil	Energy	8,650	6,667	1,983	(32)	(122)	(19)
Samarco Mineração S.A.	Brazil	Pellets	6,048	5,648	400	1,503	784	998
Teal Minerals (Barbados) Inc.	Zambia	Copper	1,006	618	388	(51)	(70)	(47)
Thyssenkrupp Companhia Siderúrgica do Atlântico	Brazil	Steel	4,008	3,245	763	(120)	(223)	(588)
VLI S.A.	Brazil	Others	4,116	1,166	2,950	118	128	129
Zhuhai YPM Pellet Co	China	Pellets	233	137	96	1	2	1

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

12.    Investments (Continued)

Noncontrolling interests

	Stockholder's equity		Gain (loss) for the year
	As of		Year ended as at December 31,
	December 31, 2014	December 31, 2013	2014	2013	2012
Biopalma da Amazônia S.A.	34	20	(35)	(43)	(25)
Compañia Mineradora Miski Mayo S.A.C.	283	281	4	13	52
PT Vale Indonesia Tbk	736	705	65	18	27
Vale Moçambique S.A.	(57)	(38)	(26)	(13)	(10)
Vale Nouvelle Caledonie S.A.S.	176	152	(348)	(68)	(225)
Vale Oman Pelletizing LLC	67	67	7	12	–
Outros	(40)	424	29	(97)	(76)

	1,199	1,611	(304)	(178)	(257)

13.    Intangible assets

	December 31, 2014			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	3,760	–	3,760	4,140	–	4,140

Finite useful life
Concessions	3,421	(1,208)	2,213	3,099	(1,192)	1,907
Right of use	518	(221)	297	328	(75)	253
Software	1,356	(806)	550	1,295	(724)	571
	5,295	(2,235)	3,060	4,722	(1,991)	2,731

Total	9,055	(2,235)	6,820	8,862	(1,991)	6,871

          Rights of use refers to the usufruct contract entered into with noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares) and intangible assets identified in the business combination of Vale Canada Limited ("Vale Canada"). The amortization of the right of use will expire in 2037 and Vale Canada's intangible will end in September of 2046. The concessions refer to the agreements with the Brazilian government for the exploration and the development of ports and railways as shown in note 30d.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

13.    Intangible assets (Continued)

          The table below shows the changes of intangible assets during the year:

	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2012	4,603	3,757	302	549	9,211

Additions	–	412	–	229	641
Disposals	–	(13)	–	(2)	(15)
Amortization	–	(181)	(27)	(133)	(341)
Transfer to held for sale	–	(1,686)	–	–	(1,686)
Translation adjustments	(463)	(508)	(22)	(72)	(1,065)
Net effect of discontinued operation in the year	–	126	–	–	126

Balance on December 31, 2013	4,140	1,907	253	571	6,871

Additions	–	835	102	252	1,189
Disposals	–	(6)	–	–	(6)
Amortization	–	(202)	(31)	(174)	(407)
Impairment (note 15)	(460)	–	–	–	(460)
Translation adjustments	(411)	(321)	(27)	(99)	(858)
Others	491	–	–	–	491

Balance on December 31, 2014	3,760	2,213	297	550	6,820

          Of the total goodwill, US$2,103 is allocated to the Nickel CGU which was tested using the Value in use method determined by cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance and approved budgets and sales prices using a range of (21,000—23,000 US$/MT). Cash flows used are designed based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering a discount rates range of (7.5%—8.9%).

14.    Property, plant and equipment

	December 31, 2014			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,069	–	1,069	945	–	945
Buildings	14,144	(2,490)	11,654	9,916	(2,131)	7,785
Facilities	15,749	(4,936)	10,813	15,659	(4,722)	10,937
Equipment	14,381	(5,094)	9,287	13,296	(4,892)	8,404
Mineral properties	20,965	(6,036)	14,929	21,603	(5,327)	16,276
Others	14,888	(3,934)	10,954	14,532	(4,013)	10,519
Construction in progress	19,416	–	19,416	26,799	–	26,799

	100,612	(22,490)	78,122	102,750	(21,085)	81,665

          Property, plant and equipment (net book value) pledged as guarantees for judicial claims on December 31, 2014, 2013 and 2012 corresponds to US$68, US$77 and US$96, respectively.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

14.    Property, plant and equipment (Continued)

          The table below shows the movement of Property, plant and equipment during the year:

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	676	6,093	11,756	7,273	18,867	11,281	28,936	84,882

Additions(i)	–	–	–	–	–	–	12,889	12,889
Disposals	(1)	(3)	(74)	(26)	(33)	(44)	(312)	(493)
Depreciation and amortization	–	(289)	(756)	(1,132)	(799)	(699)	–	(3,675)
Translation adjustments	(143)	(768)	(1,305)	128	(1,163)	(933)	(4,518)	(8,702)
Transfers	413	2,802	2,068	2,161	(592)	1,503	(8,355)	–
Impairment (note 15)	–	(13)	(172)	–	–	(3)	(2,110)	(2,298)
Net effect of discontinued operation in the year	–	9	7	–	(4)	251	431	694
Transfer to held for sale	–	(46)	(587)	–	–	(837)	(162)	(1,632)

Balance on December 31, 2013	945	7,785	10,937	8,404	16,276	10,519	26,799	81,665

Additions(i)	–	–	–	–	–	–	12,054	12,054
Disposals(ii)	(3)	(50)	(10)	(9)	(264)	(28)	(232)	(596)
Depreciation and amortization	–	(454)	(818)	(1,025)	(1,083)	(723)	–	(4,103)
Transfer to non-current assets held for sale	–	–	(10)	(49)	(85)	(2)	(2,764)	(2,910)
Impairment (note 15)	–	533	(47)	112	(1,255)	(18)	(17)	(692)
Translation adjustments	(75)	(1,412)	(2,407)	(992)	(132)	(1,238)	(1,040)	(7,296)
Transfers	202	5,252	3,168	2,846	1,472	2,444	(15,384)	–

Balance on December 31, 2014	1,069	11,654	10,813	9,287	14,929	10,954	19,416	78,122

(i)
interest capitalized and ARO included, see cash flow.
(ii)
includes the disposal of CoW Indonesia (note 30).

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

15.    Impairment

          According to the accounting policy describe in note 2p, the Company identified evidence of impairment in relation to certain investments, intangible and property, plant and equipment. The following impairment charges and reversals were recorded:

		December 31, 2014
Assets	Cash-generating unit	Net carrying amount	Recoverable amount	Impairment (reversals) adjustment
Property, plant and equipment
Coal	Australian assets(i)	480	137	343
Fertilizers	Brazilian assets	4,054	3,461	593
Nickel	Onça Puma operations	845	2,462	(1,617)
Nickel	New Caledonia operations	5,674	5,436	238
Iron ore projects	VGB—Vale BSGR Limited	1,135		1,135

		12,188	11,496	692
Intangible
Fertilizers	Brazilian assets	460	–	460

		460	–	460

		12,648	11,496	1,152

Investment
Energy	Vale Soluções em Energia S.A.	31	–	31

		31	–	31

(i)
Refers to Integra e Isaac Plains mining complex

		December 31, 2013
Assets	Cash-generating unit	Net carrying amount	Recoverable amount	Impairment adjustment
Fertilizers	PRC	2,767	651	2,116
Pellets	Pelletizing asset	225	43	182

		2,992	694	2,298

a)
Property plant and equipment and intangible

i.
Coal

Australian assets

          In May 2014, the Company announced that is taking the necessary steps to place its Integra and Isaac Plains mining complex, both in Australia, into care and maintenance since the operation is not economically feasible under current market conditions. As a consequence, the Company recognized an impairment of US$343.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

15.    Impairment (Continued)

ii.
Fertilizers

Brazilian Assets

          In 2014, volatility of fertilizers products prices contributed to a decrease in the recoverable amount of the fertilizers assets.

          The recoverable amount was determined by using discounted cash flow projections based on financial budgets approved by management over the life of the mine.

          Management calculated the impairment using commodities prices based on market studies and a discount rate of 7.5%.

PRC

          In 2013, the Company suspended the implementation of the Rio Colorado project in Argentina ("PRC"). The company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development.

          In the fourth quarter of 2013, the Company concluded its analyses in relation to the PRC investment and used its best estimate, to determine the recoverable amount, in determining the "fair value less cost to sell" for purposes of the impairment charge. As a result the Company recognized an impairment charge of US$2,116.

iii.
Nickel

Onça Puma operations

          In 2012, due to incidents in both furnaces at Onça Puma, which resulted in a fifteen month stoppage of the operation, the Company recognized an impairment of US$ 2,849. After the rebuild of one of the furnaces, operations resumed towards the end of 2013 and have now operated normally for more than one year. Accordingly, the Company reviewed and updated the recoverable amount of the operations, which resulted in the recognition of a partial recovery of the impairment charged in 2012. The amount recovered in 2014 was US$1,617. For the test the Company used a price range (21,000—23,000 US$/MT) and a discount rate of 7.5%.

New Caledonia operations

          The operations of New Caledonia have experienced a number of challenges and incidents during the ramp-up period which has lead the Company to adopt a more conservative production ramp up curve that has resulted in the Company conducting an impairment test on the asset.

          The recoverable amount was determined using discounted cash flow projections based on financial budgets approved by management over the life of the mine.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

15.    Impairment (Continued)

          Management calculated the impairment using a commodity price range of (21,000—23,000 US$/MT) and a discount rate of 7.79%.

          As a result of the updated calculations an impairment charge of US$238 was recorded in 2014.

iv.
Pellets

Pelletizing assets

          The Company analyzed the temporary stoppage of pelletizing plants in Brazil and the uncertainty resumption of operations resulted in the revaluations of these assets with the respective impairment.

v.
Iron ore projects

VGB—Vale BSGR Limited

          Vale's 51%-owned subsidiary VBG-Vale BSGR Limited ("VBG") holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea revoked VBG'S mining concessions, based on the recommendation of a technical committee established pursuant to Guinean legislation. The decision is based on the allegations of fraudulent conduct in connection with the acquisition of licenses by BSGR (Vale's current partner in VBG) more than one year before Vale had made any investment in VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale to participate in any reallocation of the mining titles.

          Vale is actively considering its legal rights towards the Guinean Government and its partner at VBG and addressing options to guarantee the value of both the investments made in Guinea project development as well as the initial investment made in the VBG. Considering the uncertainties in this process the Company recognized an impairment of the total amount invested in the project.

b)
Investment

vi.
Energy

          Based on changes in the Company's strategy, which have affected the recoverable amount of this investment, Vale recognized an impairment.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

16.    Loans and financing

a) Total debt

	Current liabilities		Non-current liabilities
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Debt contracts in the international markets
Floating rates in:
US dollars	358	334	5,095	4,662
Others currencies		2	2	3
Fixed rates in:
US dollars	69	12	13,239	13,808
Euro		–	1,822	2,066
Accrued charges	334	350	–	–

	761	698	20,158	20,539

Debt contracts in Brazil
Floating rates in:
Reais, indexed to TJLP, TR, IPCA, IGP-M and CDI	296	750	5,503	5,372
Basket of currencies and US dollars indexed to LIBOR	211	175	1,364	1,365
Fixed rates in:
Reais	48	47	363	314
US dollars	–	6	–	80
Accrued charges	103	99	–	–

	658	1,077	7,230	7,131

	1,419	1,775	27,388	27,670

          Below are the payments flows futures of debt (principal and interest), per nature of funding:

	Bank loans(i)	Capital market(i)	Development agencies(i)	Debt principal(i)	Estimated future payments of interest(ii)
2015	95	–	886	982	1,523
2016	35	951	971	1,957	1,520
2017	185	1,212	1,046	2,443	1,434
2018	1,888	911	1,170	3,969	1,328
2019	511	1,000	1,333	2,844	1,123
2020	342	1,119	860	2,321	999
Between 2021 and 2025	1,204	3,387	2,133	6,724	3,283
2026 onwards	417	6,502	211	7,130	5,826

	4,677	15,082	8,610	28,370	17,036

(i)
Does not include accrued charges.
(ii)
Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rate curves and foreign exchange rates applicable at December 31, 2014 and assuming that all amortization payments and payments at maturity on loans, financings and debentures will be made on their scheduled payments dates. This amount compound of the estimated values of future payments not still recognized, in addition to amounts accrued interest already recognized in the financial statements.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

16.    Loans and financing (Continued)

          At December 31, 2014, the average annual interest rates by currency on the debt are as follows:

	Average interest rate(i)	Debt
Loans and financing in US dollars	4.54%	20,314
Loans and financing in Reais(ii)	9.55%	6,306
Loans and financing in Euros(iii)	4.06%	1,896
Loans and financing in others currencies	6.24%	291

		28,807

(i)
In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at December 31, 2014.
(ii)
Brazilian Real denominated debt that bears interest at IPCA, CDI and TJLP, plus spread. For a total of US$5,202, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in Brazilian Real, resulting in an average cost of 2.38% per year in US dollars.
(iii)
Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in Euros, resulting in an average cost of 4.42% per year in US dollars.

b) Credit lines

					Amounts drawn on
Type	Contractual currency	Date of agreement	Available until	Total amount	December 31, 2014	December 31, 2013
Revolving credit lines
Revolving Credit Facility—Vale/ Vale International/ Vale Canada	US$	April 2011	5 years	3,000	–	–
Revolving Credit Facility—Vale/ Vale International/ Vale Canada	US$	July 2013	5 years	2,000	–	–
Credit Lines
Export-Import Bank of China and Bank of China Limited	US$	September 2010(i)	13 years	1,229	1,062	985
BNDES	R$	April 2008(ii)	10 years	2,748	1,831	1,741
Financing
BNDES—CLN 150	R$	September 2012(iii)	10 years	1,462	1,257	1,159
BNDES—Investment Sustaining Program 3.0%	R$	June 2013(iv)	10 years	41	41	33
BNDES—Tecnored 3.5%	R$	December 2013(v)	8 years	51	28	–
BNDES—S11D / S11D Logística	R$	May 2014(vi)	10 years	2,320	703	–
Canadian agency Export Development Canada	US$	January 2014(vii)	5 and 7 years	775	775	–

(i)
Acquisition of twelve large ore carriers from Chinese shipyards.
(ii)
Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.
(iii)
Capacitação Logística Norte 150 Project ("CLN 150").
(iv)
Acquisition of domestic equipment.
(v)
Support to Tecnored's investment plan from 2013 to 2015.
(vi)
Iron ore project S11D and S11D Logistica implementation.
(vii)
General corporate purpose.

          Total amounts and amounts disbursed, when not contracted in the reporting currency, are affected by exchange rate variation among periods.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

16.    Loans and financing (Continued)

c) Guarantees

          As at December 31, 2014 and 2013, our financing and loans, in the amount of US$1,312 and US$1,456, respectively, was secured by property, plant and equipment and receivables.

          The securities issued through Vale's wholly-owned finance subsidiary Vale Overseas Limited, are all fully and unconditionally guaranteed by Vale.

d) Covenants

          The main covenants of the Company require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as of December 31, 2014 and 2013.

17.    Asset retirement obligations

          The Company applies judgments and assumptions when measuring its obligations related to its asset retirement obligation. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

          Long term interest rate used to discount these obligations to present values and to update the provisions on December 31, 2014 was of 5.51% p.a. (6.39%—2013) on Brazil, of 2.05% p.a. (3.23%—2013) on Canada and between 1.61%—8.81% p.a. for the others localities. The liability is periodically updated based on this discount rate plus the inflation index for the year of each locality.

          Changes in the provision for asset retirement obligation are as follows:

	December 31, 2014	December 31, 2013
Balance at beginning of the year	2,644	2,748

Increase expense	193	201
Settlement in the current year	(41)	(40)
Revisions in estimated cash flows	842	15
Translation adjustments	(269)	(276)
Transfer to held for sale	–	(4)

Balance at end of the year	3,369	2,644

Current	136	96
Non-current	3,233	2,548

	3,369	2,644

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

18.    Litigation

a) Provision for litigation

          Vale is party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both at administrative and court levels. When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by legal advice of the legal board of the Company and by its legal consultants.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	996	287	748	34	2,065

Additions	19,459	79	252	7	19,797
Reversals	(10,083)	(72)	(160)	(12)	(10,327)
Payments	(2,924)	(154)	(82)	–	(3,160)
Indexation and interest	(30)	121	75	3	169
Translation adjustment	(110)	(43)	(95)	(5)	(253)
Transfer to income taxes—settlement program	(6,977)	–	–	–	(6,977)
Net movements of discontinued operation in the year	(1)	(3)	(2)	–	(6)
Transfer to held for sale	–	(6)	(27)	1	(32)

Balance on December 31, 2013	330	209	709	28	1,276

Additions	103	54	237	32	426
Reversals	(2)	(104)	(133)	(13)	(252)
Payments	(37)	(20)	(48)	–	(105)
Indexation and interest	136	(6)	52	52	234
Translation adjustment	(164)	(15)	(111)	(7)	(297)

Balance on December 31, 2014	366	118	706	92	1,282

          Provisions for tax litigation—the nature of tax contingencies balances refer to discussions on the basis of calculations made for the Financial Compensation for Exploiting Mineral Resources ("CFEM") as well as denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes at the foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation ("AITP") and questioning about the location for the purpose of assessment of Service Tax ("ISS").

          Provisions for civil litigation—relates to demands concerning contracts between Vale and unrelated service suppliers companies, concerning differences in amounts due to alleged losses that have occurred due to various economic plans, while other demands are related to accidents, actions damages and other demands.

          Provisions for labor and social security litigation—consist of lawsuits filed by employees and service suppliers, related to employment relationships. The most recurring claims are related to payment of overtime, hours in itinerary, and health and safety. The social security ("INSS") contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

18.    Litigation (Continued)

b) Contingent liabilities

          The Company discusses, at administrative and judicial levels, claims where the expectation of loss is classified as possible and has determinate that there is no need to recognize a provision, based on legal support.

          These possible contingent liabilities are as follows:

	December 31, 2014	December 31, 2013
Tax litigation	6,094	3,789
Civil litigation	1,406	768
Labor litigation	1,955	2,900
Environmental litigation	1,122	1,165

Total	10,577	8,622

          The categories of contingent liabilities in the table above include the following:

          Tax litigation—the most significant claims relate to pending challenges by the Brazilian federal tax authority concerning the deductibility of Brazilian social contribution payments for income tax purposes (approximately US$1,995) and demands by Brazilian state tax authorities for additional payments of the value-added tax on services and circulation of goods ("ICMS") in relation to the use of ICMS credits from sales and energy transmission.

          Civil litigation—most of these claim have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims involve disputed contractual terms for inflation indexation.

          Labor litigation—these claims represent a very large number of individual claims by (i) employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and (ii) the Brazilian federal social security administration ("INSS") regarding contributions on compensation programs based on profits.

          Environmental litigation—the most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c) Judicial deposits

          In addition to those provisions and contingent liabilities, there are also judicial deposits. These court-ordered deposits are legally required and are monetarily updated and reported in non-current assets until a judicial decision to draw the deposit occurs, in case of a non-favorable decision to Vale.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

18.    Litigation (Continued)

          Judicial deposits are as follows:

	December 31, 2014	December 31, 2013
Tax litigations	354	433
Civil litigations	126	176
Labor litigations	789	870
Environmental litigations	–	11

Total	1,269	1,490

19.    Income taxes settlement program ("REFIS")

          In November 2013 the Company elected to participate in the REFIS, a federal tax settlement program with respect to most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates from 2003 to 2012.

          The total obligation for REFIS was US$9.6 billion, including the upfront payments and the first installment of US$2.6 billion in 2013 and during 2014, US$494 related to twelve monthly installments. On December 31, 2014, the balance of US$6,320 (US$457 in current and US$5,863 in non-current) is due in 166 monthly installments, bearing interest at the SELIC rate.

          The effects of the statement of income as at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Financial expense
Initial recognition of interest/fines	–	(12,162)
SELIC Rate charge on REFIS	(683)	9,525

Net increase on financial expenses	(683)	(2,637)
Income tax expense
Recognition of obligation	–	(7,460)
Tax effect of deductibility of interest/fines	232	2,841
Other effects	–	786

	232	(3,833)
Amount related to discontinued operation	–	(216)
Net effect on income tax expense—continued operations	232	(4,049)

Total effect on statement of income	(451)	(6,686)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

20.    Income taxes

          The Company analyzes the potential tax impact associated with undistributed earnings of each subsidiary. As described in note 19, the Company entered into the Brazilian REFIS program to pay the amounts related to the collection of income taxes on equity earning of foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences.

          The Law 12,973, 2014 brings changes in taxation of Brazilian companies on profits and income earned abroad through direct and indirect subsidiaries with effect from of the year 2015. As a rule, the new Brazilian tax legislation is intended tax on an accrual basis the profits earned by the direct and indirect subsidiaries in accordance with local practices and on a cash basis the profits of associated companies, being accepted the tax credit when it is paid abroad. Since met certain conditions of the law, is expected option to: (1) the consolidation of income (profit and loss) of direct and indirect subsidiaries eligible by the year 2022; (2) the payment within eight years of the tax generated by the taxation of profits of eligible companies.

          The net deferred balances were as follows:

	December 31, 2014	December 31, 2013
Taxes loss carryforwards	1,637	2,053

Temporary differences:
Pension plan	671	643
Provision for litigation	365	341
Provision for losses of assets	937	962
Fair value of financial instruments	1,341	1,075
Allocated goodwill	(4,831)	(4,774)
Impairment	733	1,222
Others	(218)	(227)

	(1,002)	(758)

Total	635	1,295

Assets	3,976	4,523
Liabilities	(3,341)	(3,228)

	635	1,295

	Assets	Liabilities	Total
Balance on December 31, 2012	4,053	3,427	626

Net income effect	791	(162)	953
Translation adjustment	(463)	(182)	(281)
Constitution/Reversal of Tax Carryforward	187	–	187
Other comprehensive income	(45)	227	(272)
Net movements of discontinued operation	283	(3)	286
Transfer to held for sale	(283)	(79)	(204)

Balance on December 31, 2013	4,523	3,228	1,295

Net income effect	(31)	118	(149)
Transfers	58	491	(433)
Translation adjustment	(452)	(292)	(160)
Transfer between assets and liabilities	(160)	(160)	–
Other comprehensive income	38	(44)	82

Balance on December 31, 2014	3,976	3,341	635

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

20.    Income taxes (Continued)

          Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

          The income tax in Brazil is comprised of taxation on income and social contribution on profit. The statutory rate applicable in the period presented is 34%. In other countries where the Company has operations, it is subject to various rates, depending on jurisdiction.

          The total amount presented as income taxes in the statement of income is reconciled to the rate established by law, as follows:

	Year ended as at December 31,
	2014	2013	2012
Net income before income taxes	1,553	7,241	4,091
Income taxes at statutory rates—34%	(528)	(2,462)	(1,391)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders' equity	1,123	1,167	1,337
Tax incentives	95	–	204
Results of overseas companies taxed by different rates which differs from the parent company rate	(1,200)	146	208
Results of equity investments	172	173	219
Undeductible impairment	(450)	(719)	(359)
Reversal of deferred tax liabilities	–	–	1,236
Constitution/reversal for tax loss carryforwards	(178)	180	(228)
Income taxes statement program—REFIS (note 19)	–	(4,954)	–
Other(i)	(234)	(364)	(52)

Income taxes on the profit for the year	(1,200)	(6,833)	1,174

(i)
Include mainly provisional tax on export sale.
    •
    Tax incentives

          In Brazil, Vale has a tax incentive for the partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the north and northeast regions with iron, pellets, railroad, manganese, copper, nickel and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally, for 10 years and in the case of the Company it does not expire until 2023. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders' equity, and may not be distributed as dividends to stockholders.

          Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia (SUDAM) and the Superintendence for the Development of Northeast (SUDENE). When the reinvestment is approved, the tax benefit is also appropriate in retained earnings reserve, which restricts the distribution as dividends to stockholders.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

20.    Income taxes (Continued)

          Vale also has tax incentives related to the production of nickel and cobalt from Vale Nouvelle Caledonie SAS (VNC). These incentives include the exemption of income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production, as defined by applicable law, followed by a 5 year 50% exemption of income tax. VNC is subject to a branch profit tax on its profits (after deducting available tax losses) starting in the first year that commercial production is reached, as defined by applicable law. To date, there has been no net taxable income realized in VNC.

          In Mozambique, the tax incentives applicable to Vale Mozambique SA for the Moatize Coal Mine Project include a 25% reduction of rate for five years counting from the first year the company has taxable profits. Vale also received tax incentives for projects in Oman and Malaysia.

          Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

21.    Employee benefits obligations

a) Employee postretirements obligations

          In Brazil, the management of the pension plans of the Company is the responsibility of the Fundação Vale do Rio Doce de Seguridade Social ("Valia") a nonprofit private entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais ("Vale Mais") and benefit plan Valiaprev ("Valiaprev")

          Certain of the Company's employees are participants in a plan (Vale Mais e Valiaprev) with components of defined benefit (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2014 and 2013.

Defined benefit plan ("Plano BD")

          The Company also sponsors a pension plan with defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. Currently the plan does not accept new participants, was overfunded as at December 31, 2014 and 2013 and contributions by the Company are not significant.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Employee benefits obligations (Continued)

Abono complementação

          The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia normal payments plus post-retirement benefit that covers medical, dental and pharmaceutical assistance. The abono complementação benefit was overfunded as at December 31, 2014 and 2013.

Other benefits

          The Company sponsors medical plans for employees that meet specific criteria and for employees who use the abono complementação benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2014 and 2013.

          The Foreign plans are managed in accordance with the region and centralized in Vale Canada Limited. They are divided between plans in Canada, United States of America, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component and are the most relevant. Currently the defined benefit plans in other regions do not allow new memberships. Plans abroad are underfunded as at December 31, 2014 and 2013.

          Employers' disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Change in benefit obligation

	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Benefit obligation as at December 31, 2012	3,567	7,156	2,045

Service costs	49	97	42
Interest costs	461	220	131
Benefits paid	(312)	(334)	(76)
Participant contributions	1	–	–
Plan amendments	–	–	(16)
Transfers	1,910	(1,907)	–
Effect of changes in the actuarial assumptions	(1,059)	(269)	(249)
Effect of business combinations	–	2	–
Translation adjustment	(537)	(559)	(184)

Benefit obligation as at December 31, 2013	4,080	4,406	1,693

Service Costs	29	96	23
Interest Costs	474	233	83
Benefits paid	(327)	(321)	(74)
Participant contributions	1	–	–
Effect of changes in the actuarial assumptions	(32)	454	(81)
Translation adjustment	(497)	(347)	(146)

Benefit obligation as at December 31, 2014	3,728	4,521	1,498

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Employee benefits obligations (Continued)

ii. Evolution of the fair value of assets

	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Fair value of plan assets as at December 31, 2012	4,412	5,685	1

Transfers	1,765	(1,763)	–
Interest income	523	168	–
Employer contributions	141	190	76
Participant contributions	1	–	–
Benefits paid	(312)	(334)	(76)
Plan settlements	–	(91)	–
Return on plan assets (excluding interest income)	(576)	315	–
Translation adjustment	(683)	(366)	(1)

Fair value of plan assets as at December 31, 2013	5,271	3,804	–

Interest income	625	201	–
Employer contributions	132	164	74
Participant contributions	1	–	–
Benefits paid	(327)	(321)	(74)
Plan settlements	–	(3)	–
Return on plan assets (excluding interest income)	(2)	169	–
Translation adjustment	(671)	(298)	–

Fair value of plan assets as at December 31, 2014	5,029	3,716	–

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Employee benefits obligations (Continued)

iii. Reconciliation of assets and liabilities in balance sheet

	Plans in Brazil
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling)/ onerous liability
Beginning of the year	1,191	–	–	844	–	–

Interest income	142	–	–	71	–	–
Changes in asset ceiling/ onerous liability	140	–	–	422	–	–
Translation adjustment	(172)	–	–	(146)	–	–

End of the year	1,301	–	–	1,191	–	–

Amount recognized in the balance sheet
Present value of actuarial liabilities	(3,728)	(387)	(246)	(4,080)	(442)	(276)
Fair value of assets	5,029	349	–	5,271	423	–
Effect of the asset ceiling	(1,301)	–	–	(1,191)	–	–

Liabilities provisioned	–	(38)	(246)	–	(19)	(276)

Current liabilities	–	–	(25)	–	–	(23)
Non-current liabilities	–	(38)	(221)	–	(19)	(253)

Liabilities provisioned	–	(38)	(246)	–	(19)	(276)

	Foreign plan
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Amount recognized in the balance sheet
Present value of actuarial liabilities	–	(4,134)	(1,252)	–	(3,964)	(1,417)
Fair value of assets	–	3,367	–	–	3,381	–

Liabilities provisioned	–	(767)	(1,252)	–	(583)	(1,417)

Current liabilities	–	(16)	(26)	–	(9)	(65)
Non-current liabilities	–	(751)	(1,226)	–	(574)	(1,352)

Liabilities provisioned	–	(767)	(1,252)	–	(583)	(1,417)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Employee benefits obligations (Continued)

	Total
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	1,191	–	–	844	–	–

Interest income	142	–	–	71	–	–
Changes in asset ceiling/ onerous liability	140	–	–	422	–	–
Translation adjustment	(172)	–	–	(146)	–	–

End of the year	1,301	–	–	1,191	–	–

Amount recognized in the balance sheet
Present value of actuarial liabilities	(3,728)	(4,521)	(1,498)	(4,080)	(4,406)	(1,693)
Fair value of assets	5,029	3,716	–	5,271	3,804	–
Effect of the asset ceiling	(1,301)	–	–	(1,191)	–	–

Liabilities provisioned	–	(805)	(1,498)	–	(602)	(1,693)

Current liabilities	–	(16)	(51)	–	(9)	(88)
Non-current liabilities	–	(789)	(1,447)	–	(593)	(1,605)

Liabilities provisioned	–	(805)	(1,498)	–	(602)	(1,693)

iv. Costs recognized in the statements of income

	Year ended as at December 31,
	2014			2013			2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	29	96	23	49	97	42	–	114	35
Interest on expense on liabilities	474	233	83	461	220	131	309	403	99
Interest income on plan assets	(625)	(201)	–	(523)	(169)	–	(469)	(384)	–
Interest expense on effect of (asset ceiling)/ onerous liability	142	–	–	13	–	–	160	12	–

Total of cost, net	20	128	106	–	148	173	–	145	134

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Employee benefits obligations (Continued)

v. Costs recognized in the statement of comprehensive income for the year

	Year ended as at December 31,
	2014			2013			2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the year	(94)	(395)	(196)	(3)	(994)	(381)	(4)	(529)	(180)

Effect of changes actuarial assumptions	32	(454)	81	1,059	267	249	(684)	(1,121)	(301)
Return on plan assets (excluding interest income)	(2)	169	–	(576)	315	–	(79)	412	–
Change of asset ceiling / costly liabilities (excluding interest income)	(133)	–	–	(423)	–	–	763	83	–
Others	–	28	–	–	–	–	–	–	–

	(103)	(257)	81	60	582	249	–	(626)	(301)
Deferred income tax	34	68	(17)	(19)	(167)	(75)	–	182	90

Others comprehensive income	(69)	(189)	64	41	415	174	–	(444)	(211)
Conversion effect	20	2	6	10	11	12	1	(21)	10
Transfers/ disposal	–	12	(6)	(142)	173	(1)	–	–	–

Accumulated other comprehensive income	(143)	(570)	(132)	(94)	(395)	(196)	(3)	(994)	(381)

vi. Risks related to plans

          The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is archive by conducting audits of internal controls, which aim to mitigate operational risks in routine management of market risk and credit activities.

Risks are presented as follow:

          Legal—lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisioning.

          Contracts, tax and decision-making process: previous legal analysis through technical advice.

          Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considered the impact of regulatory changes.

          Actuarial—the annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considered the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other).

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Employee benefits obligations (Continued)

          Market—profitability projections are performed for the various plans and profiles of investments for 10 years in the management study of assets and liabilities. These projections include the risks of investments in various market segments. Furthermore, the risks for short-term market of the plans are monitored monthly through metrics of VaR (Value at Risk) and stress testing. For exclusive investment funds of Valia, the market risk is measured daily by the custodian asset bank.

          Credit—assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies is conducted a monitoring of the company until the maturity of the security.

vii. Actuarial and economic assumptions and sensitivity analysis

          All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc.

          The economic actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be examined accordingly. So, in the short term, they may not necessarily be realized.

          In the evaluations were adopted the following assumptions:

	Brazil
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate to determine benefit obligation	12.70%	12.54%	12.39%	12.13%	12.46%	12.57%
Nominal average rate to determine expense/ (income)	12.37%	12.46%	N/A	9.98%	8.12%	N/A
Nominal average rate of salary increase	6.94%	8.12%	N/A	6.00%	6.00%	N/A
Nominal average rate of benefit increase	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Immediate health care cost trend rate	N/A	N/A	9.18%	N/A	N/A	9.18%
Ultimate health care cost trend rate	N/A	N/A	9.18%	N/A	N/A	9.18%
Nominal average rate of price inflation	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Employee benefits obligations (Continued)

	Foreign
	December 31, 2014		December 31, 2013
	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate to determine benefit obligation	3.89%	4.10%	4.80%	5.40%
Nominal average rate to determine expense/ (income)	4.80%	N/A	4.80%	N/A
Nominal average rate of salary increase	3.90%	N/A	4.00%	3.00%
Nominal average rate of benefit increase	3.90%	3.00%	4.00%	3.00%
Immediate health care cost trend rate	N/A	7.22%	N/A	7.00%
Ultimate health care cost trend rate	N/A	4.49%	N/A	4.45%
Nominal average rate of price inflation	2.00%	2.00%	2.00%	2.00%

          For the sensitivity analysis, the Company considers the effect of 1% in nominal discount rate to determine the actuarial liability. The effects of this change in actuarial liabilities in premise and adopted the average duration of the plan are shown below:

	December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Nominal discount rate—1% increase
Actuarial liability balance	3,368	3,646	1,297
Assumptions made	13.36%	4.91%	6.50%
Average duration of the obligation—(years)	10.17	12.43	15.61
Nominal discount rate—1% reduction	4,160	4,692	1,745
Assumptions made	11.36%	2.91%	4.36%
Average duration of the obligation—(years)	10.98	12.44	15.94

viii. Assets of pension plans

          Brazilian plan assets as at December 31, 2014 and 2013 include respectively (i) investments in a portfolio of Vale's stock amounting to US$94 and US$206; (ii) equity investments from related parties amounting to US$1 and US$6; and (iii) Brazilian Federal Government in securities of US$3,581 and US$3,293.

          Foreign plan assets as at December 31, 2014 and 2013 included Canadian Government securities amounted to US$852 and US$789, respectively.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Employee benefits obligations (Continued)

ix. Overfunded pension plans

          Assets by category are as follows:

	December 31, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Accounts Receivable	5	–	–	5	3	–	–	3
Equity securities	475	–	–	475	870	–	–	870
Debt securities—Corporate bonds	–	157	–	157	–	197	–	197
Debt securities—Government bonds	2,106	–	–	2,106	1,730	–	–	1,730
Investments funds—Fixed Income	2,272	–	–	2,272	2,702	–	–	2,702
Investments funds—Equity	333	–	–	333	340	–	–	340
International investments	–	–	–	–	10	–	–	10
Structured investments—Private Equity funds	–	–	253	253	–	–	227	227
Structured investments—Real estate funds	–	–	7	7	–	–	8	8
Real estate	–	–	498	498	–	–	547	547
Loans to participants	–	–	403	403	–	–	431	431

Total	5,191	157	1,161	6,509	5,655	197	1,213	7,065

Funds not related to risk plans				(1,480)				(1,794)

Fair value of plan assets at end of year				5,029				5,271

          Measurement of overfunded plan assets at fair value with no observable market variables—level 3:

	Private equity funds	Real state funds	Real state	Loans to participants	Total
Balance as at December 31, 2012	192	8	458	195	853

Actual return on plan assets	13	–	95	48	156
Assets purchases and settlements	29	–	–	236	265
Assets sold during the year	(18)	–	(42)	(196)	(256)
Translation adjustment	(30)	–	(71)	(47)	(148)
Transfers in and/ out of Level 3	41	–	107	195	343

Balance as at December 31, 2013	227	8	547	431	1,213

Actual return on plan assets	(12)	–	56	52	96
Assets purchases, sales and settlements	88	–	3	186	277
Assets sold during the year	(17)	–	(42)	(211)	(270)
Translation adjustment	(33)	(1)	(67)	(54)	(155)
Transfers in and/ out of Level 3	–	–	–	–	–

Balance as at December 31, 2014	253	7	497	404	1,161

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Employee benefits obligations (Continued)

x. Underfunded pension plans

          Assets by category are as follows:

	December 31, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Cash and cash equivalents	1	29	–	30	105	(32)	–	73
Equity securities	1,615	9	–	1,624	1,527	8	–	1,535
Debt securities—Corporate bonds	–	402	–	402	–	370	–	370
Debt securities—Government bonds	77	853	–	930	182	790	–	972
Investments funds—Fixed Income	189	–	–	189	112	–	–	112
Investments funds—Equity	95	397	–	492	249	469	–	718
Structured investments—Private Equity funds	–	–	18	18	–	–	–	–
Real estate	–	–	24	24	–	–	24	24
Loans to participants	–	–	7	7	–	–	–	–

Total	1,977	1,690	49	3,716	2,175	1,605	24	3,804

Fair value of plan assets at end of year				3,716				3,804

          Measurement of overfunded plan assets at fair value with no observable market variables—Level 3

	Private equity funds	Real state funds	Real state	Loans to participants	Total
Balance as at December 31, 2012	43	–	142	207	392

Translation adjustment	(2)	–	(35)	(12)	(49)
Transfers in and/ out of Level 3	(41)	–	(83)	(195)	(319)

Balance as at December 31, 2013	–	–	24	–	24

Actual return on plan assets	–	–	4	–	4
Assets purchases, sales and settlements	20	–	–	7	27
Translation adjustment	(2)	–	(4)	–	(6)
Transfers in and/ out of Level 3	–	–	–	–	–

Balance as at December 31, 2014	18	–	24	7	49

xi. Disbursement of future cash flow

          Vale expects to disburse US$257 in 2015 in relation to pension plans and other benefits.

xii. Expected benefit payments

          The following table presents the expected benefit payments, which reflect future services:

	December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
2015	287	237	69
2016	304	234	72
2017	323	230	74
2018	341	227	78
2019	361	224	81
2020 and thereafter	2,102	1,106	378

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

21.    Employee benefits obligations (Continued)

b) Profit sharing program ("PLR")

          The Company has a profit sharing program ("PLR") measured on the evaluation of individual and collective performance of its employees.

          The PPR is calculated according to the achievement of goals of the employees and to the results of the Company. The model of PLR was approved by the Board of Directors and discussed with the unions.

          The Company accrued expenses and costs related to participation in the results as follow:

	Year ended as at December 31,
	2014	2013	2012
Operational expenses	130	215	414
Cost of goods sold and services rendered	372	423	488

Total	502	638	902

c) Long-term stock option compensation plan

          In order to promote stockholder cultures, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a long-term incentive programs (Matching plan and long-term incentive plan–ILP) for some executives of the Company, covering 3 to 4 years cycles.

          For the Matching plan, the participants may acquire preferred stocks of Vale to participate on the plan, through a prescribed financial institution under market conditions and without any benefit being provided by Vale. Since 2014, the participation on the program has been mandatory for the executive officers.

          The shares purchased by executive have no restrictions and can be sold at any time. However, the shares need to be held for a period of three years, and the executives need to maintain their employment relationship with Vale during this period the participant shall be entitled, as long as the shares are not sold and employment relationship is maintained, to receive from Vale, a payment in cash equivalent to the value of their stock holdings under this scheme based on market quotations. The total number of stocks linked to the plan as at December 31, 2014 and 2013 was 6,710,413 and 6,214,288, respectively.

          For ILP plan, certain eligible executives have the opportunity to receive at the end of a four year cycle a monetary value equivalent to market value of a determined number of stocks based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.

          Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. At December 31, 2014, 2013 and 2012, the Company recorded a liability with impact in the statement of income of US$61, US$84 and US$87, respectively.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Classification of financial instruments

          The classification of financial assets and liabilities is as follows:

	December 31, 2014
Financial assets	Loans and receivables(i)	At fair value through profit or loss(ii)	Derivatives designated as hedge(iii)	Total
Current
Cash and cash equivalents	3,974	–	–	3,974
Financial investments	148	–	–	148
Derivative financial instruments	–	166	–	166
Accounts receivable	3,275	–	–	3,275
Related parties	579	–	–	579

	7,976	166	–	8,142

Non-current
Related parties	229	–	–	229
Derivative financial instruments	–	68	–	68

	229	68	–	384

Total of assets	8,205	234	–	8,526

Financial liabilities
Current
Suppliers and contractors	4,354	–	–	4,354
Derivative financial instruments	–	956	460	1,416
Loans and financing	1,419	–	–	1,419
Related parties	306	–	–	306

	6,079	956	460	7,495

Non-current
Derivative financial instruments	–	1,609	1	1,610
Loans and financing	27,388	–	–	27,388
Related parties	109	–	–	109
Participative stockholders' debentures	–	1,726	–	1,726
Others(iv)	–	115	–	115

	27,497	3,450	1	30,948

Total of liabilities	33,576	4,406	461	38,443

(i)
Non-derivative financial instruments with identifiable cash flow.
(ii)
Financial instruments for trading in short-term.
(iii)
See note 24a.
(iv)
See note 23a.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Classification of financial instruments (Continued)

	December 31, 2013
Financial assets	Loans and receivables(i)	At fair value through profit or loss(ii)	Derivatives designated as hedge(iii)	Available for sale	Total
Current
Cash and cash equivalents	5,321	–	–	–	5,321
Financial investments	3	–	–	–	3
Derivative financial instruments	–	196	5	–	201
Accounts receivable	5,703	–	–	–	5,703
Related parties	261	–	–	–	261

	11,288	196	5	–	11,489

Non-current
Related parties	108	–	–	–	108
Loans and financing agreements receivable	241	–	–	–	241
Derivative financial instruments	–	140	–	–	140
Others	–	–	–	5	5

	349	140	–	5	494

Total of assets	11,637	336	5	5	11,983

Financial liabilities
Current
Suppliers and contractors	3,772	–	–	–	3,772
Derivative financial instruments	–	199	39	–	238
Loans and financing	1,775	–	–	–	1,775
Related parties	205	–	–	–	205

	5,752	199	39	–	5,990

Non-current
Derivative financial instruments	–	1,480	12	–	1,492
Loans and financing	27,670	–	–	–	27,670
Related parties	5	–	–	–	5
Participative stockholders' debentures	–	1,775	–	–	1,775

	27,675	3,255	12	–	30,942

Total of liabilities	33,427	3,454	51	–	36,932

(i)
Non-derivative financial instruments with identifiable cash flow.
(ii)
Financial instruments for trading in short-term.
(iii)
See note 24a.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Classification of financial instruments (Continued)

          The classification of financial assets and liabilities by currencies are as follows:

	December 31, 2014
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	977	2,778	22	38	61	98	3,974
Financial investments	148	–	–	–	–	–	148
Derivative financial instruments	139	27	–	–	–	–	166
Accounts receivable	740	2,514	12	–	8	1	3,275
Related parties	397	182	–	–	–	–	579

	2,401	5,501	34	38	69	99	8,142

Non-current
Related parties	4	31	–	–	–	–	229
Loans and financing agreements receivable	39	190	–	–	–	–	–
Derivative financial instruments	11	57	–	–	–	–	68

	54	278	–	–	–	–	297

Total of assets	2,455	5,779	34	38	69	99	8,439

Financial liabilities
Current
Suppliers and contractors	2,183	2,142	1	1	27	–	4,354
Derivative financial instruments	357	1,059	–	–	–	–	1,416
Loans and financing	440	887	19	–	73	–	1,419
Related parties	305	1	–	–	–	–	306

	3,285	4,089	20	1	100	–	7,495

Non-current
Derivative financial instruments	1,456	154	–	–	–	–	1,610
Loans and financing	5,866	19,488	210	2	1,822	–	27,388
Related parties	109	–	–	–	–	–	109
Stockholders' Debentures	1,726	–	–	–	–	–	1,726
Others	115						115

	9,272	19,642	210	2	1,822	–	30,948

Total of liabilities	12,557	23,731	230	3	1,922	–	38,443

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

22.    Classification of financial instruments (Continued)

	December 31, 2013
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	1,856	3,243	47	92	34	49	5,321
Financial investments	3	–	–	–	–	–	3
Derivative financial instruments	161	40	–	–	–	–	201
Accounts receivable	465	5,107	11	56	1	63	5,703
Related parties	182	79	–	–	–	–	261

	2,667	8,469	58	148	35	112	11,489

Non-current
Related parties	9	99	–	–	–	–	108
Loans and financing agreements receivable	82	159	–	–	–	–	241
Derivative financial instruments	–	140	–	–	–	–	140
Others	–	5	–	–	–	–	5

	91	403	–	–	–	–	494

Total of assets	2,758	8,872	58	148	35	112	11,983

Financial liabilities
Current
Suppliers and contractors	1,880	1,030	607	118	99	38	3,772
Derivative financial instruments	186	52	–	–	–	–	238
Loans and financing	890	800	–	2	83	–	1,775
Related parties	204	1	–	–	–	–	205

	3,160	1,883	607	120	182	38	5,990

Non-current
Derivative financial instruments	1,361	131	–	–	–	–	1,492
Loans and financing	5,686	19,915	–	3	2,066	–	27,670
Related parties	–	5	–	–	–	–	5
Stockholders' Debentures	1,775	–	–	–	–	–	1,775

	8,822	20,051	–	3	2,066	–	30,942

Total of liabilities	11,982	21,934	607	123	2,248	38	36,932

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

23.    Fair value estimate

          Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable are close to their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability. The financial assets and liabilities recorded at fair value classified and disclosed in accordance with the following levels:

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

a) Assets and liabilities measured and recognized at fair value:

	December 31, 2014			December 31, 2013
Financial assets	Level 2	Level 3	Total	Level 2
Current
Derivatives at fair value through profit or loss	166	–	166	196
Derivatives designated as hedge	–	–	–	5

	166	–	166	201
Non-current
Derivatives at fair value through profit or loss	87	–	87	140

	87	–	87	140

Total of assets	253	–	253	341

Financial liabilities
Current
Derivatives at fair value through profit or loss	956	–	956	199
Derivatives designated as hedge	460	–	460	39

	1,416	–	1,416	238
Non-current
Derivatives at fair value through profit or loss	1,609	–	1,609	1,480
Derivatives designated as hedge	1	–	1	12
Participative stockholders' debentures	1,726	–	1,726	1,775
Others (minimum return instrument)	–	115	115	–

	3,336	115	3,451	3,267

Total of liabilities	4,752	115	4,867	3,505

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

23.    Fair value estimate (Continued)

Methods and techniques of evaluation

i)    Derivatives designated or not as hedge

          The financial instruments were evaluated by calculating their present value through the use of instrument yield curves at the verification dates. The curves and prices used in the calculation for each group of instruments are detailed in the "market curves".

          The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over the period of the option, the Company uses Turnbull & Wakeman model. In this model, besides the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

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

ii)    Participative stockholders' debentures

          Comprise the debentures issued during the privatization process (note 30b), whose fair values are measured based on the market approach. Reference prices are available on the secondary market.

iii)    Minimum return instrument

          Refers to a minimum return instrument held by Brookfield that under certain conditions can generate a disbursement obligation to Vale at the end of the sixth year of the completion of the acquisition of interest in VLI (Note 6b). The Company used internal assumptions in a probability model to calculate the fair value of this instrument.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

23.    Fair value estimate (Continued)

b)    Fair value measurement compared to book value

          For loans allocated to Level 1 market approach to the contracts listed on the secondary market is the evaluation method used to estimate debt fair value. For loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate debt is determined by on discounted cash flows using the future values of the LIBOR and the curve of Vale's Bonds (income approach).

          The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	December 31, 2014
Financial liabilities	Balance	Fair value(ii)	Level 1	Level 2
Loans (long term)(i)	28,370	29,479	15,841	13,638

(i)
Net interest of US$437
(ii)
No classification according to level 3.

	December 31, 2013
Financial liabilities	Balance	Fair value(ii)	Level 1	Level 2
Loans (long term)(i)	28,996	30,005	15,964	14,041

(i)
Net interest of US$449
(ii)
No classification according to level 3.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments

a)    Derivatives effects on balance sheet

	Assets
	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	137	11	174	–
IPCA swap	7	–	–	–
Eurobonds swap	–	41	13	101
Pre dollar swap	2	–	5	–

	146	52	192	101
Commodities price risk
Nickel	20	3	4	–

	20	3	4	–
Warrants
SLW options (note 29)	–	32	–	39

	–	32	–	39
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	–	–	5	–

	–	–	5	–

Total	166	87	201	140

	Liabilities
	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	442	1,355	185	1,369
IPCA swap	–	63	–	–
Eurobonds swap	9	90	1	–
Pre dollar swap	30	98	1	110

	481	1,606	187	1,479
Commodities price risk
Nickel	23	3	3	–
Bunker oil	452	–	9	–

	475	3	12	–
Embedded derivatives
Gas Oman	–	–	–	1

	–	–	–	1
Derivatives designated as hedge (cash flow hedge)
Bunker oil	434	–	12	–
Foreign exchange	26	1	27	12

	460	1	39	12

Total	1,416	1,610	238	1,492

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

b)    Derivatives effects in the statement of income, cash flow and other comprehensive income

	Year ended as at December 31,
	Amount of gain or (loss) recognized as financial income (expense)			Financial settlement inflows/ (Outflows)			Amount of gain (loss) recognized in OCI
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(437)	(897)	(316)	4	(146)	325	–	–	–
IPCA swap	(58)	–	–	–	–	–	–	–	–
Eurobonds swap	(160)	91	50	10	(5)	(4)	–	–	–
Treasury future	–	–	9	–	–	3	–	–	–
Pre dollar swap	(28)	(55)	(7)	7	16	19	–	–	–

	(683)	(861)	(264)	21	(135)	343	–	–	–
Commodities price risk
Nickel	9	(2)	(2)	12	(5)	(2)	–	–	–
Bunker oil	(533)	(72)	1	(90)	(62)	5	–	–	–

	(524)	(74)	(1)	(78)	(67)	3	–	–	–
Warrants
SLW options (note 29)	(6)	(60)	–	–	–	–	–	–	–

	(6)	(60)	–	–	–	–	–	–	–
Embedded derivatives
Gas Oman	1	2	(2)	–	–	–	–	–	–

	1	2	(2)	–	–	–	–	–	–
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(81)	(42)	1	(81)	(42)	1	(423)	(10)	(1)
Nickel	–	13	172	–	13	172	–	(13)	(149)
Foreign exchange	(41)	(11)	(26)	(41)	(11)	(26)	8	(28)	16

	(122)	(40)	147	(122)	(40)	147	(415)	(51)	(134)

Total	(1,334)	(1,033)	(120)	(179)	(242)	493	(415)	(51)	(134)

          The maturities dates of the consolidated financial instruments are as follows:

Maturities dates
Currencies/ Interest Rates	July 2023
Gas Oman	April 2016
Nickel	December 2016
Copper	March 2015
Warrants	February 2023
Bunker Oil	December 2015

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

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

Contracts subjected to margin calls

          Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Limited. There was not cash amount deposited for margin call on December 31, 2014.

Initial cost of contracts

          The financial derivatives negotiated by Vale and its controlled companies described in this document didn't have initial costs (initial cash flow) associated.

          The following tables show as of December 31, 2014, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty credit risk)(1), gains or losses in the period, value at risk and the fair value for the remaining years of the operations per each group of instruments.

(1)
The "Adjusted net/total for credit risk" considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46).

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Foreign exchange and interest rates derivative positions

Protection program for the Real denominated debt indexed to CDI

  •
  CDI vs. US$ fixed rate swap—In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to CDI.

  •
  CDI vs. US$ floating rate swap—In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays floating rates in US$ (Libor—London Interbank Offered Rate) and receives payments linked to CDI.

	US$ Million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk
									Fair value by year
	December 31, 2014	December 31, 2013			December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Index	Average rate					2015	2016	2017	2018
CDI vs. fixed rate swap
Receivable	R$ 4,511	R$ 5,096	CDI	109.55%	1,783	2,391	625
Payable	US$2,284	US$2,603	US$ +	3.82%	(2,327)	(2,799)	(592)

Net					(544)	(408)	33	32	(142)	(301)	(47)	(54)

Adjusted Net for credit risk					(547)	(411)			(142)	(302)	(48)	(55)

CDI vs. floating rate swap
Receivable	R$428	R$428	CDI	103.50%	169	190	16
Payable	US$250	US$250	Libor +	0.99%	(251)	(254)	(3)

Net					(82)	(64)	13	3	(82)	–	–	–

Adjusted Net for credit risk					(82)	(64)			(82)	–	–	–

Type of contracts: OTC Contracts
 Protected item: Debts linked to BRL

          The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale's receivables (mainly linked to US$) with Vale's payables.

Protection program for the real denominated debt indexed to TJLP

  •
  TJLP vs. US$ fixed rate swap—In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to TJLP.

(2)
Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

  •
  TJLP vs. US$ floating rate swap—In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to US$. In those swaps, Vale pays floating rates in US$ and receives payments linked to TJLP.

	US$ Million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk
									Fair value by year
	December 31, 2014	December 31, 2013			December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Index	Average rate					2015	2016	2017	2018-2023
Swap TJLP vs. fixed rate swap
Receivable	R$ 6,247	R$ 6,456	TJLP +	1.33%	2,050	2,401	664
Payable	US$3,051	US$3,310	USD +	1.75%	(2,937)	(3,172)	(746)

Net					(888)	(771)	(83)	96	(80)	(139)	(212)	(457)

Adjusted Net for credit risk					(953)	(803)			(81)	(141)	(222)	(509)

Swap TJLP vs. floating rate swap
Receivable	R$ 295	R$ 615	TJLP +	0.95%	91	224	17
Payable	US$173	US$350	Libor +	–1.20%	(155)	(324)	(12)

Net					(64)	(100)	5	6	1	(2)	(5)	(58)

Adjusted Net for credit risk					(66)	(102)			1	(2)	(5)	(60)

Type of contracts: OTC Contracts
 Protected item: Debts linked to BRL

          The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale's receivables (mainly linked to US$) with Vale's payables.

Protection program for the Real denominated fixed rate debt

  •
  BRL fixed rate vs. US$ fixed rate swap:  In order to reduce the cash flow volatility, Vale entered into a swap transactions to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in BRL linked to fixed rate to US$ linked to fixed. In those swaps, Vale pays fixed rates in US$ and receives fixed rates in BRL.

	US$ Million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk
									Fair value by year
	December 31, 2014	December 31, 2013		Average rate	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Index						2015	2016	2017	2018-2023
R$ fixed rate vs. US$ fixed rate swap
Receivable	R$ 735	R$ 824	Fix	4.47%	244	309	50
Payable	US$395	US$446	US$–	–1.15%	(366)	(411)	(44)

Net					(122)	(102)	6	9	(28)	(69)	(4)	(21)

Adjusted Net for credit risk					(127)	(106)			(28)	(70)	(4)	(25)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Type of contracts: OTC Contracts
 Protected item: Debts linked to BRL

          The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale's receivables (mainly linked to US$) with Vale's payables.

Protection program for the Real denominated debt indexed to IPCA

  •
  IPCA vs. US$ fixed rate swap—In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to IPCA into US$ on the debenture contracts issued by Vale in 2014 with a notional amount of BRL 1 billion. In those swaps, Vale pays fixed rates in US$ and receives payments linked to IPCA.

	US$ Million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk
									Fair value by year
	March 31, 2014	December 31, 2013		Average rate	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Index						2015	2016	2017	2018-2021
IPCA vs. US$ fixed rate swap
Receivable	R$1,000	–	IPCA +	6.55%	419	–	–
Payable	US$434	–	US$ +	3.98%	(474)	–	–

Net					(55)	–	–	8	7	7	6	(75)

Adjusted Net for credit risk					(56)	–			7	7	6	(76)

Type of contracts: OTC Contracts
 Protected item: Debts linked to BRL

          The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale's receivables (mainly linked to US$) with Vale's payables.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Protection program for Euro denominated debt

  •
  EUR fixed rate vs. US$ fixed rate swap:  In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to US$ linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in US$.

	US$ million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk
									Fair value by year
	December 31, 2014	December 31, 2013			December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Index	Average rate					2015	2016	2017-2023
Receivable	€ 1,000	€ 1,000	EUR	4.063%	1,431	1,530	652
Payable	US$1,302	US$1,288	US$	4.511%	(1,484)	(1,411)	(643)

Net					(53)	119	9	22	(9)	(89)	45

Adjusted Net for credit risk					(58)	113			(10)	(89)	41

Type of contracts: OTC Contracts
 Protected item: Vale's Debt linked to EUR

          The P&L shown in the table above is offset by the hedged items' P&L due to EUR/US$ exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

  •
  Canadian Dollar Forward—In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in US$ and the disbursements denominated in Canadian Dollars.

	US$ million
							Realized Gain/Loss
	Notional ($ million)				Fair value			Value at Risk	Fair value by year
	December 31, 2014	December 31, 2013		Average rate (CAD/USD)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Buy/ Sell						2015	2016
Forward	CAD 230	CAD 786	B	1.023	(27)	(38)	–	1	(26)	(1)

Adjusted total for credit risk					(27)	(39)			(26)	(1)

Type of contracts: OTC Contracts
 Hedged item: part of disbursements in Canadian Dollars

          The P&L shown in the table above is offset by the hedged items' P&L due to CAD/US$ exchange rate.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Commodity derivative positions

          The Company's cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel purchase protection program

          In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final or original product sold to the clients, hedging transactions were implemented. The trades are usually implemented by the sale and/or buy of nickel forward or future contracts at LME or over-the-counter operations.

	US$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2014	December 31, 2013	Buy/ Sell	Average Strike (US$/ton)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014	2015
Nickel Futures	140	168	S	16,174	0.15	0.03	(0.05)	0.05	0.15

Adjusted total for credit risk					0.15	0.03			0.15

Type of contracts: LME contracts and OTC contracts
 Protected item: part of Vale's revenues linked to nickel price.

          The P&L shown in the table above is offset by the protected items' P&L due to nickel price.

Nickel fixed price program

          In order to maintain the revenues exposure to nickel price fluctuations, the Company entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying nickel forwards (over-the-counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

	US$ million
							Realized Gain/Loss
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2014	December 31, 2013		Average Strike (US$/ton)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Buy/ Sell						2015	2016
Nickel Futures	11,264	6,317	B	17,110	(24)	(2)	5	4	(22)	(2)

Adjusted total for credit risk					(24)	(2)			(22)	(2)

Type of contracts: LME contracts and OTC contracts
 Protected item: part of Vale's revenues linked to fixed price sales of nickel.

          The P&L shown in the table above is offset by the protected items' P&L due to nickel price.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

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

	US$ million
							Realized Gain/Loss
	Notional (lbs)				Fair value			Value at Risk	Fair value by year
	December 31, 2014	December 31, 2013		Average Strike (US$/lbs)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Buy/ Sell						2015
Forward	793,665	1,101,029	S	2.96	0.1	(0.1)	0.1	0	0.1

Adjusted total for credit risk					0.1	(0.1)			0.1

Type of contracts: OTC contracts
 Protected item: of Vale's revenues linked to copper price.

          The P&L shown in the table above is offset by the protected items' P&L due to copper price.

Bunker Oil purchase protection program

          In order to reduce the impact of bunker oil price fluctuation on Vale's maritime freight hiring/supply and consequently reducing the Company's cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	US$ million
							Realized Gain/Loss
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2014	December 31, 2013		Average Strike (US$/mt)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Buy/ Sell						2015
Forward	2,205,000	–	B	483	(363)	–	(163)	7	(363)

Adjusted total for credit risk					(363)	–			(363)

Type of contracts: OTC Contracts
 Protected item: part of Vale's costs linked to bunker oil price

          The P&L shown in the table above is offset by the protected items' P&L due to bunker oil price.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Bunker Oil purchase hedging program

          In order to reduce the impact of bunker oil price fluctuation on Vale's maritime freight hiring/supply and consequently reducing the Company's cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	US$ million
							Realized Gain/Loss
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2014	December 31, 2013		Average Strike (US$/mt)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Buy/ Sell						2015
Forward	1,950,000	1,590,000	B	509	(371)	(3)	(130)	7	(371)

Adjusted total for credit risk					(371)	(3)			(371)

Type of contracts: OTC contracts
 Protected item: part of Vale's costs linked to bunker oil price

          The P&L shown in the table above is offset by the protected items' P&L due to bunker oil price.

Sale of part of future gold production (copper subproduct)

          The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants, where this last part configures an American call option.

	US$ million
							Realized Gain/Loss
	Notional (quantity)				Fair value			Value at Risk	Fair value by year
	December 31, 2014	December 31, 2013		Average Strike (US$/stock)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Buy/ Sell						2023
Call Option	10,000,000	10,000,000	B	65	33	40	–	3	33

Adjusted total for credit risk					33	40			33

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Embedded derivative positions

          The Company's cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale's perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in December 31, 2014:

Raw material and intermediate products purchase

          Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	US$ million
							Realized Gain/Loss
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2014	December 31, 2013		Average Strike (US$/ton)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Buy/ Sell						2015
Nickel Forwards	4.491	2.111		18.564	(0.6)	0.0	12.3		(0.6)
			S
Copper Forwards	6.310	6.277		6.974	1.1	0.3	(1.8)		1.1

Total					0.5	0.3	10.5	–	0.5

Gas purchase for pelletizing company in Oman

          Vale's subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

	US$ million
							Realized Gain/Loss	Value at Risk
	Notional (volume/month)				Fair value				Fair value by year
	December 31, 2014	December 31, 2013		Average Strike (US$/ton)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
Flow			Buy/ Sell						2015	2016
Call Options	746,667	746,667	S	179.36	(0.2)	(1.5)	–	0.1	(0.1)	(0.1)

Market curves

          To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	14,935.00	JUN15	15,208.64	DEC15	15,244.38
JAN15	15,098.18	JUL15	15,222.48	DEC16	15,249.96
FEB15	15,123.94	AUG15	15,229.50	DEC17	15,301.15
MAR15	15,149.77	SEP15	15,232.29	DEC18	15,351.91
APR15	15,170.68	OCT15	15,236.96
MAY15	15,189.89	NOV15	15,242.50

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.83	JUN15	2.85	DEC15	2.83
JAN15	2.88	JUL15	2.84	DEC16	2.82
FEB15	2.87	AUG15	2.84	DEC17	2.81
MAR15	2.86	SEP15	2.84	DEC18	2.80
APR15	2.85	OCT15	2.84
MAY15	2.85	NOV15	2.84

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	375.91	JUN15	312.66	DEC15	330.69
JAN15	335.42	JUL15	315.27	DEC16	367.54
FEB15	301.60	AUG15	318.25	DEC17	383.28
MAR15	303.94	SEP15	321.32	DEC18	390.28
APR15	306.71	OCT15	324.39
MAY15	309.91	NOV15	327.46

2. Rates

US$—Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	5.37	04/03/17	3.03	10/01/19	3.49
03/02/15	3.62	07/03/17	3.09	01/02/20	3.62
04/01/15	3.05	10/02/17	3.14	04/01/20	3.61
07/01/15	2.59	01/02/18	3.17	07/01/20	3.67
10/01/15	2.57	04/02/18	3.22	01/04/21	3.85
01/04/16	2.69	07/02/18	3.27	07/01/21	3.99
04/01/16	2.72	10/01/18	3.31	01/03/22	4.02
07/01/16	2.83	01/02/19	3.37	01/02/23	4.31
10/03/16	2.93	04/01/19	3.39	01/02/24	4.63
01/02/17	2.98	07/01/19	3.45	01/02/25	5.03

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.17	6M	0.38	11M	0.44
2M	0.21	7M	0.40	12M	0.44
3M	0.26	8M	0.41	2Y	0.89
4M	0.32	9M	0.42	3Y	1.32
5M	0.36	10M	0.43	4Y	1.64

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	5.00	04/03/17	5.00	10/01/19	5.00
03/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	04/01/20	5.00
07/01/15	5.00	01/02/18	5.00	07/01/20	5.00
10/01/15	5.00	04/02/18	5.00	01/04/21	5.00
01/04/16	5.00	07/02/18	5.00	07/01/21	5.00
04/01/16	5.00	10/01/18	5.00	01/03/22	5.00
07/01/16	5.00	01/02/19	5.00	01/02/23	5.00
10/03/16	5.00	04/01/19	5.00	01/02/24	5.00
01/02/17	5.00	07/01/19	5.00	01/02/25	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	11.80	04/03/17	12.87	10/01/19	12.42
03/02/15	11.99	07/03/17	12.86	01/02/20	12.44
04/01/15	12.24	10/02/17	12.84	04/01/20	12.37
07/01/15	12.62	01/02/18	12.75	07/01/20	12.31
10/01/15	12.86	04/02/18	12.73	01/04/21	12.30
01/04/16	12.97	07/02/18	12.71	07/01/21	12.18
04/01/16	13.01	10/01/18	12.67	01/03/22	12.23
07/01/16	13.03	01/02/19	12.60	01/02/23	12.23
10/03/16	12.99	04/01/19	12.54	01/02/24	12.19
01/02/17	12.90	07/01/19	12.51	01/02/25	12.11

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	6.61	04/03/17	6.48	10/01/19	5.91
03/02/15	6.79	07/03/17	6.41	01/02/20	5.93
04/01/15	7.03	10/02/17	6.36	04/01/20	5.86
07/01/15	7.39	01/02/18	6.25	07/01/20	5.81
10/01/15	7.61	04/02/18	6.21	01/04/21	5.80
01/04/16	7.72	07/02/18	6.19	07/01/21	5.69
04/01/16	7.34	10/01/18	6.14	01/03/22	5.74
07/01/16	7.06	01/02/19	6.08	01/02/23	5.73
10/03/16	6.82	04/01/19	6.02	01/02/24	5.70
01/02/17	6.59	07/01/19	5.99	01/02/25	5.62

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.01	6M	0.13	11M	0.16
2M	0.03	7M	0.14	12M	0.16
3M	0.06	8M	0.14	2Y	0.18
4M	0.09	9M	0.15	3Y	0.22
5M	0.11	10M	0.15	4Y	0.29

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.30	6M	1.38	11M	1.34
2M	1.30	7M	1.37	12M	1.34
3M	1.30	8M	1.36	2Y	1.45
4M	1.34	9M	1.35	3Y	1.59
5M	1.36	10M	1.34	4Y	1.73

Currencies—Ending rates

CAD/US$	0.8627	US$	/BRL	2.6562	EUR/US$	1.2100

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Sensitivity analysis(3)

          The table below comprises the sensitivity analysis for all derivatives outstanding positions as of December 31, 2014 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

  •
  Fair Value: the fair value of the financial instruments position as at December 31, 2014;

  •
  Scenario I: Potential change in fair value considering a 25% deterioration of market curves for main underlying market risk factors;

  •
  Scenario II: Potential change in fair value considering a 25% evolution of market curves for main underlying market risk factors;

  •
  Scenario III: Potential change in fair value considering a 50% deterioration of market curves for main underlying market risk factors;

  •
  Scenario IV: Potential change in fair value considering a 50% evolution of market curves for main underlying market risk factors;

Sensitivity analysis—Summary of the US$/BRL fluctuation—debt, cash investments and derivatives

Sensitivity analysis—Summary of the US$/BRL fluctuation Amounts in US$ million
Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	BRL fluctuation	–	–	–	–
Funding	Non hedged debt denominated in US$	BRL fluctuation	5,935	(5,935)	11,870	(11,870)
Cash Investments	Cash denominated in BRL	BRL fluctuation	–	–	–	–
Cash Investments	Cash denominated in US$	BRL fluctuation	2	(2)	3	(3)
Derivatives	Consolidated derivatives portfolio	BRL fluctuation	(1,628)	1,628	(3,255)	3,255

Net result			4,309	(4,309)	8,618	(8,618)

(3)
The deterioration scenario of "BRL fluctuation" on the tables of this section means the depreciation of BRL against the USD. The same is applicable for the other currencies fluctuations as risk factors. Specifically on "Sensitivity analysis—cash investments in other currencies" table, the depreciation of each currency is risk factor against another currencies in general, not only USD.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Sensitivity analysis—Consolidated derivatives portfolio

Sensitivity analysis—Foreign Exchange and Interest Rate Derivative Positions Amounts in US$ million
Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for	CDI vs. US$ fixed	BRL fluctuation		(582)	582	(1,163)	1,163
the Real	rate swap	USD interest rate		(27)	26	(55)	51
denominated debt		inside Brazil variation	(547)
indexed to CDI		Brazilian interest rate fluctuation		(8)	7	(16)	14
		USD Libor variation		(0.4)	0.4	(0.8)	0.7

	CDI vs. US$ floating	BRL fluctuation		(63)	63	(126)	126
	rate swap	Brazilian interest rate fluctuation	(83)	(0.01)	0.01	(0.02)	0.02
		USD Libor variation		(0.01)	0.01	(0.02)	0.02

	Protected Items—Real denominated debt	BRL fluctuation	n.a.	–	–	–	–

Protection program for	TJLP vs. US$ fixed	BRL fluctuation		(735)	735	(1,469)	1,469
the Real	rate swap	USD interest rate		(58)	55	(119)	107
denominated debt		inside Brazil variation
indexed to TJLP		Brazilian interest rate fluctuation	(953)	148	(131)	317	(247)
		TJLP interest rate fluctuation		(66)	64	(132)	126

	TJLP vs. US$ floating	BRL fluctuation		(39)	39	(78)	78
	rate swap	USD interest rate inside Brazil variation		(5)	4	(10)	8
		Brazilian interest rate fluctuation	(66)	9	(8)	19	(14)
		TJLP interest rate fluctuation		(4)	4	(8)	8
		USD Libor variation		3	(3)	5	(5)

	Protected Items—Real denominated debt	BRL fluctuation	n.a.	–	–	–	–

Protection program for	BRL fixed rate vs.	BRL fluctuation		(91)	91	(183)	183
the Real	US$ fixed rate swap	USD interest rate	(127)	(5)	4	(9)	8
denominated fixed		inside Brazil variation
rate debt		Brazilian interest rate fluctuation		11	(10)	24	(20)

	Protected Items—Real denominated debt	BRL fluctuation	n.a.	–	–	–	–

Protection program for	IPCA vs. US$ fixed	BRL fluctuation		(119)	119	(237)	237
the Real	rate swap	USD interest rate		(11)	10	(23)	19
denominated debt		inside Brazil variation
indexed to IPCA		Brazilian interest rate fluctuation	(56)	54	(46)	118	(85)
		IPCA index fluctuation		(24)	26	(48)	53
		USD Libor variation		(3)	3	(7)	6

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Sensitivity analysis—Foreign Exchange and Interest Rate Derivative Positions Amounts in US$ million
Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
	Protected Items—Real denominated debt	BRL fluctuation	n.a.	–	–	–	–

Protection program for	EUR fixed rate vs.	EUR fluctuation		(358)	358	(715)	715
the Euro	US$ fixed rate swap	EUR Libor variation	(58)	9	(9)	18	(17)
denominated debt		USD Libor variation		(27)	25	(56)	48

	Protected Items—Euro denominated debt	EUR fluctuation	n.a.	358	(358)	715	(715)

Foreign Exchange	CAD Forward	CAD fluctuation		(56)	56	(112)	112
hedging program for		CAD Libor variation	(27)	0	(0)	1	(1)
disbursements in Canadian dollars (CAD)		USD Libor variation		(0.1)	0.1	(0.2)	0.2

	Protected Items—Disbursement in Canadian dollars	CAD fluctuation	n.a.	56	(56)	112	(112)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Sensitivity analysis—Commodity Derivative Positions Amounts in US$ million
Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase	Pruchase/sale of	Nickel price fluctuation		0.5	(0.5)	1.1	(1.1)
protection program	nickel future/		0.2
	forward contracts	CAD fluctuation		0.04	(0.04)	0.07	(0.07)

	Protected Item: Part of Vale's revenues linked to Nickel price	Nickel price fluctuation	n.a.	(0.5)	0.5	(1.1)	1.1

Nickel fixed price	Purchase of nickel	Nickel price fluctuation		(43)	43	(85)	85
program	future/forward		(24)
	contracts	CAD fluctuation		(6)	6	(12)	12

	Protected Item: Part of Vale's nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	43	(43)	85	(85)

Copper Scrap Purchase	Sale of copper future	Copper price		0.6	(0.6)	1.1	(1.1)
Protection Program	/forward contracts	fluctuation	0.1
		CAD fluctuation		0.03	(0.03)	0.06	(0.06)

	Protected Item: Part of Vale's revenues linked to Copper price	Copper price fluctuation	n.a.	(0.6)	0.6	(1.1)	1.1

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(363)	(175)	175	(350)	350

	Protected Item: part of Vale's costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	175	(175)	350	(350)

Bunker Oil Hedge Program	Bunker Oil forward	Bunker Oil price fluctuation	(371)	(155)	155	(310)	310

	Protected Item: part of Vale's costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	155	(155)	310	(310)

Sell of part of future	10 million of	SLW stock price		(15)	18	(26)	40
gold production	SLW warrants	fluctuation	33
(subproduct)		Libor USD fluctuation		(1)	1	(3)	3
from Vale

	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	15	(18)	26	(40)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Sensitivity analysis—Embedded Derivative Positions Amounts in US$ million
Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded	Embedded	Nickel price		18	(18)	36	(36)
derivatives—Raw	derivatives—Raw	fluctuation	(0.6)
material purchase	material purchase	CAD fluctuation		(0.1)	0.1	(0.3)	0.3
(Nickel)

Embedded	Embedded	Copper price		10	(10)	20	(20)
derivatives—Raw	derivatives—Raw	fluctuation	1.1
material purchase	material purchase	CAD fluctuation		0.3	(0.3)	0.6	(0.6)
(Copper)

Embedded derivatives—Gas purchase for Pelletizing Company	Embedded derivatives—Gas purchase	Pellet price fluctuation	(0.2)	0.04	(0.20)	0.05	(0.75)

Sensitivity analysis—cash investments

          The cash investments are subjected to foreign exchange risk when the investment currency is other than the functional currency of the investor company.

Sensitivity analysis—Cash Investments (Other currencies) Amounts in US$ million
Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(9)	9	(17)	17
Cash Investments	Cash denominated in CAD	CAD	(0.02)	0.02	(0.04)	0.04
Cash Investments	Cash denominated in GBP	GBP	(4)	4	(7)	7
Cash Investments	Cash denominated in AUD	AUD	(1)	1	(1)	1
Cash Investments	Cash denominated in Other Currencies*	Others	(42)	42	(84)	84
(*)
Includes investments in other currencies and investments in USD as the functional currency of the investor is not USD or BRL.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

24.    Derivative financial instruments (Continued)

Financial counterparties ratings

          Derivative transactions and cash investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk tracking is performed making use of a methodology which considers, among other information, published ratings provided by international rating agencies. The table below presents the ratings in foreign currency published by Moody's and S&P agencies for the financial institutions that the Company has outstanding trades as of December 31, 2014.

Counterparties Long Term Ratings	Moody's	S&P
ANZ Australia and New Zealand Banking	Aa2	AA–
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB–
Banco do Nordeste	Baa3	BBB–
Banco Safra	Baa2	BBB–
Banco Santander	Baa2	BBB–
Banco Votorantim	Baa2	BB+
Bank of America	Baa2	A–
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	A3	A–
BBVA	Baa2	BBB
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+*
Caixa Economica Federal	Baa2	BBB–
Citigroup	Baa2	A–
Credit Agricole	A2	A
Deutsche Bank	A3	A
Goldman Sachs	Baa1	A–
HSBC	Aa3	A+
Intesa Sanpaolo Spa	Baa2	BBB–
Itau Unibanco	Baa2	BBB–
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A–
National Australia Bank NAB	Aa2	AA–
Royal Bank of Canada	Aa3	AA–
Societe Generale	A2	A
Standard Bank Group	Baa3	–
Standard Chartered	A2	A

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Stockholders' equity

a) Capital

          Stockholders' equity is represented by common shares ("ON") and preferred non-redeemable shares ("PNA") without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

          In May 2014 the Stockholders approved at the Extraordinary General Shareholders Meeting, the proposed increase in capital without issuance of shares, in the total amount of US$1,036, by the capitalization of profit reserves.

          On December 31, 2014, the capital was US$61,614 corresponding to 5,244,316,120 shares without par value.

	December 31, 2014
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	–	12	12
Foreign investors—ADRs	759,360,284	602,848,377	1,362,208,661
FMP—FGTS	81,586,650	–	81,586,650
PIBB—BNDES	1,351,264	2,184,794	3,536,058
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	273,535,660	605,136,074	878,671,734
Institutional investors	107,043,617	245,750,298	352,793,915
Retail investors in Brazil	39,961,598	425,277,099	465,238,697
Treasury stock	31,535,402	59,405,792	90,941,194

Total	3,217,188,402	2,027,127,718	5,244,316,120

b) Profit reserves

          The amount of profit reserves are distributed as follow:

	Investments reserve	Legal reserve	Tax incentive reserve	Total of profit reserves
Balance as of December 31, 2012	33,248	3,953	1,188	38,389

Realization of reserves	(3,936)	–	–	(3,936)
Allocation of income	–	3	11	14
Translation adjustment	(4,244)	(505)	(152)	(4,901)

Balance as of December 31, 2013	25,068	3,451	1,047	29,566

Capitalization of reserves	(13)	–	(1,023)	(1,036)
Cancellation of treasury stock	(3,000)	–	–	(3,000)
Realization of reserves	(3,387)	–	–	(3,387)
Allocation of income	–	18	61	79
Translation adjustment	(1,874)	(408)	45	(2,237)

Balance as of December 31, 2014	16,794	3,061	130	19,985

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Stockholders' equity (Continued)

          Investment reserve—aims to ensure the maintenance and development of activities that comprise the Company's operations in an amount not exceeding 50% of distributable annual net income, limited to the total capital.

          Legal reserve—is a requirement for all Brazilian Public Companies and represents the appropriation of 5% of annual net income based on Brazilian law, up to 20% of the capital.

          Tax incentive reserve—results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives (note 20).

c) Treasury stocks

          In May 2014, the Stockholders approved, at the Extraordinary General Shareholders Meeting, the proposed cancellation of 39,536,080 common shares and 81,451,900 preferred shares class "A" issued by Vale and held in treasury, arising from the buy-back program approved in June 2011.

          On December 31, 2014, there were 90,941,194 treasury stocks, in the total amount of US$1,477, as follows:

	Classes of Shares
	Preferred	Common	Total
Balance on December 31, 2013	140,857,692	71,071,482	211,929,174

Cancellation	(81,451,900)	(39,536,080)	(120,987,980)

Balance on December 31, 2014	59,405,792	31,535,402	90,941,194

d) Unrealized fair value gain (losses)

	Retirement benefit obligations	Cash flow hedge	Available-for-sale financial instruments	Conversion shares	Total gain (losses)
Balance as of December 31, 2012	(1,378)	(12)	(1)	(653)	(2,044)

Other comprehensive income	630	(51)	(1)	–	578
Translation adjustment	63	17	–	184	264

Balance as of December 31, 2013	(685)	(46)	(2)	(469)	(1,202)

Other comprehensive income	(192)	(416)	–	–	(608)
Translation adjustment	32	9	–	56	97

Balance as of December 31, 2014	(845)	(453)	(2)	(413)	(1,713)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Stockholders' equity (Continued)

e) Basic and diluted earnings per share

          Basic and diluted earnings per share were calculated as follows:

	Year ended as at December 31,
	2014	2013	2012
Net income from continuing operations attributable to the Company's stockholders	657	586	5,522
Basic and diluted earnings per share:
Income available to preferred stockholders	251	224	2,091
Income available to common stockholders	406	362	3,431

Total	657	586	5,522

Weighted average number of shares outstanding (thousands of shares)—preferred shares	1,967,722	1,967,722	1,933,491
Weighted average number of shares outstanding (thousands of shares)—common shares	3,185,653	3,185,653	3,172,179

Total	5,153,375	5,153,375	5,105,670

Basic and diluted earnings per share from continuing operations
Preferred share	0.13	0.11	1.08
Common share	0.13	0.11	1.08

	Year ended as at December 31,
	2013	2012
Loss from discontinuing operations attributable to the Company's stockholders	(2)	(68)
Basic and diluted earnings per share:
Loss available to preferred stockholders	(1)	(26)
Loss available to common stockholders	(1)	(42)

Total	(2)	(68)

Weighted average number of shares outstanding (thousands of shares)—preferred shares	1,967,722	1,933,491
Weighted average number of shares outstanding (thousands of shares)—common shares	3,185,653	3,172,179

Total	5,153,375	5,105,670

Basic and diluted earnings per share from discontinuing operations
Preferred share	–	(0.02)
Common share	–	(0.02)

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Stockholders' equity (Continued)

	Year ended as at December 31,
	2014	2013	2012
Net income attributable to the Company's stockholders	657	584	5,454
Basic and diluted earnings per share:
Income available to preferred stockholders	251	223	2,065
Income available to common stockholders	406	361	3,389

Total	657	584	5,454

Weighted average number of shares outstanding (thousands of shares)—preferred shares	1,967,722	1,967,722	1,933,491
Weighted average number of shares outstanding (thousands of shares)—common shares	3,185,653	3,185,653	3,172,179

Total	5,153,375	5,153,375	5,105,670

Basic and diluted earnings per share
Preferred share	0.13	0.11	1.06
Common share	0.13	0.11	1.06

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

          The proposal distribution of net income and stockholders' remuneration were calculated in R$, below is the equivalent amounts in US$:

2014
Net income	657
Legal reserve	(18)
Tax incentive reserve	(61)

Adjusted net income	578
Realization of reserves	3,387
Cumulative translation adjustments	235

4,200

Remuneration:
Mandatory minimum (includes the rights of the preferred shares)	675
Additional remuneration	3,525

4,200

Remuneration nature:
Interest on capital	3,483
Dividends	717

4,200

Total remuneration per share	0.814999890

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

25.    Stockholders' equity (Continued)

          The amounts paid to stockholders, by nature of remuneration, are as follows:

	Remuneration attributed to stockholders
	Dividends	Interest on capital	Total	Amount per outstanding preferred or common share
Amounts paid in 2012
First installment—April	–	3,000	3,000	0.588547644
Second installment—October	1,670	1,330	3,000	0.582142779

	1,670	4,330	6,000

Amounts paid in 2013
First installment—April	400	1,850	2,250	0.436607084
Second installment—October	287	1,963	2,250	0.436607084

	687	3,813	4,500

Amounts paid in 2014
First installment—April	–	2,100	2,100	0.407499945
Second installment—October	717	1,383	2,100	0.407499945

	717	3,483	4,200

26.    Information by business segment and information by geographic area

          The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a) Investment, intangible and property, plant and equipment by geographic area

	December 31, 2014				December 31, 2013
	Investments	Intangible	Property, plant & equipment	Total	Investments	Intangible	Property, plant & equipment	Total
Brazil	3,411	4,380	40,971	48,762	2,825	4,835	45,506	53,166
Canada	4	2,352	17,478	19,834	3	1,940	18,367	20,310
America, except Brazil and Canada	184	–	651	835	181	–	445	626
Europa	–	–	630	630	–	–	924	924
Asia	340	–	7,043	7,383	347	–	5,117	5,464
Australia	–	88	776	864	–	96	908	1,004
New Caledonia	–	–	4,140	4,140	–	–	3,814	3,814
Mozambique	–	–	5,376	5,376	–	–	3,602	3,602
Oman	–	–	1,057	1,057	–	–	1,099	1,099
Rest of world	194	–	–	194	228		1,883	2,111

Total	4,133	6,820	78,122	89,075	3,584	6,871	81,665	92,120

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

26.    Information by business segment and information by geographic area (Continued)

b) Results by segment and revenues by geographic area

	Year ended as at December 31, 2014
	Bulk Materials
	Ferrous minerals	Coal	Base Metals	Fertilizers	Others	Total
Results
Net operating revenue	25,697	739	7,692	2,415	996	37,539
Cost and expenses	(14,902)	(1,436)	(5,171)	(2,137)	(1,108)	(24,754)
Impairment of non-current assets	(1,135)	(343)	1,379	(1,053)	–	(1,152)
Loss on measurement or sales of non-current assets	–	–	(167)	–	–	(167)
Depreciation, depletion and amortization	(1,930)	(120)	(1,791)	(419)	(28)	(4,288)

Operating income (loss)	7,730	(1,160)	1,942	(1,194)	(140)	7,178
Financial results, net	(6,003)	194	(198)	(51)	(11)	(6,069)
Results on sale or disposal of investments from associates and joint ventures	–	–	–	–	(30)	(30)
Equity results from associates and joint ventures	617	32	(35)	–	(109)	505
Income taxes	(1,451)	81	(145)	403	(88)	(1,200)
Impairment of investments	–	–	–	–	(31)	(31)

Net income (loss)	893	(853)	1,564	(842)	(409)	353

Income (loss) attributable to noncontrolling interests	59	(49)	(284)	4	(34)	(304)
Income (loss) attributable to the company's stockholders	834	(804)	1,848	(846)	(375)	657

Sales classified by geographic area:
America, except United States and Brazil	652	3	1,373	39	21	2,088
United States of America	24	–	1,099	–	245	1,368
Europe	3,894	115	2,586	89	13	6,697
Middle East/Africa/Oceania	1,608	110	149	3	–	1,870
Japan	2,566	192	863	–	6	3,627
China	11,939	76	642	–	–	12,657
Asia, except Japan and China	2,189	235	828	53	–	3,305
Brazil	2,825	8	152	2,231	711	5,927

Net operating revenue	25,697	739	7,692	2,415	996	37,539

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

26.    Information by business segment and information by geographic area (Continued)

	Year ended as at December 31, 2013
	Bulk Materials
							Discontinued operations (General Cargo)
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total of continued operations		Total
Results
Net operating revenue	34,792	1,010	7,286	2,814	865	46,767	1,283	48,050
Cost and expenses	(13,964)	(1,505)	(5,647)	(2,868)	(1,057)	(25,041)	(1,164)	(26,205)
Impairments of non-current assets	(182)	–	–	(2,116)	–	(2,298)	–	(2,298)
Loss on measurement or sales of non-current assets	–	–	(215)	–	–	(215)	(209)	(424)
Depreciation, depletion and amortization	(1,746)	(173)	(1,766)	(431)	(34)	(4,150)	(158)	(4,308)

Operating income (loss)	18,900	(668)	(342)	(2,601)	(226)	15,063	(248)	14,815
Financial results, net	(8,559)	44	(50)	(18)	251	(8,332)	(2)	(8,334)
Results on sale or disposal of investments from joint ventures and associates	–	–	–	27	14	41	–	41
Equity results from associates and joint ventures	627	28	(26)	–	(160)	469	–	469
Income taxes	(7,200)	294	62	56	(45)	(6,833)	248	(6,585)

Net income (loss)	3,768	(302)	(356)	(2,536)	(166)	408	(2)	406

Net income (loss) attributable to noncontrolling interests	(42)	(35)	(58)	13	(56)	(178)	–	(178)
Income (loss) attributable to the company's stockholders	3,810	(267)	(298)	(2,549)	(110)	586	(2)	584

Sales classified by geographic area:
America, except United States and Brazil	733	–	1,045	60	10	1,848	–	1,848
United States of America	30	–	1,070	–	212	1,312	–	1,312
Europe	5,917	79	2,647	120	–	8,763	–	8,763
Middle East/Africa/Oceania	1,844	137	93	17	7	2,098	–	2,098
Japan	3,113	304	618	–	–	4,035	–	4,035
China	17,913	157	851	–	–	18,921	–	18,921
Asia, except Japan and China	2,340	316	883	61	–	3,600	–	3,600
Brazil	2,902	17	79	2,556	636	6,190	1,283	7,473

Net operating revenue	34,792	1,010	7,286	2,814	865	46,767	1,283	48,050

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

26.    Information by business segment and information by geographic area (Continued)

	Year ended as at December 31, 2012
	Bulk Materials
							Discontinued operations (General Cargo)
	Ferrous minerals	Coal	Base Metals	Fertilizers	Others	Total of continued operations		Total
Results
Net operating revenue	34,280	1,092	7,131	3,570	480	46,553	1,141	47,694
Cost and expenses	(16,439)	(1,541)	(6,529)	(2,940)	(1,011)	(28,460)	(1,058)	(29,518)
Impairments of non-current assets	–	(1,029)	(2,848)	–	(146)	(4,023)	–	(4,023)
Loss on measurement or sales of non-current assets	(22)	(355)	–	(129)	–	(506)	–	(506)
Depreciation, depletion and amortization	(1,806)	(198)	(1,647)	(463)	(41)	(4,155)	(133)	(4,288)

Operating income (loss)	16,013	(2,031)	(3,893)	38	(718)	9,409	(50)	9,359
Financial results, net	(4,327)	59	278	(46)	14	(4,022)	(1)	(4,023)
Equity results from associates and joint ventures	850	43	(5)	–	(243)	645	–	645
Income taxes	(823)	485	38	1,206	268	1,174	(17)	1,157
Impairments of investments	–	–	(975)	–	(966)	(1,941)	–	(1,941)

Net income (loss)	11,713	(1,444)	(4,557)	1,198	(1,645)	5,265	(68)	5,197

Net income (loss) attributable to noncontrolling interests	(55)	(10)	(207)	54	(39)	(257)	–	(257)
Income (loss) attributable to the company's stockholders	11,768	(1,434)	(4,350)	1,144	(1,606)	5,522	(68)	5,454

Sales classified by geographic area:
America, except United States and Brazil	715	36	996	60	16	1,823	–	1,823
United States of America	108	–	1,137	53	36	1,334	–	1,334
Europe	5,617	217	2,194	148	23	8,199	–	8,199
Middle East/Africa/Oceania	1,460	90	96	7	–	1,653	–	1,653
Japan	3,886	316	722	–	7	4,931	–	4,931
China	16,621	122	895	–	–	17,638	–	17,638
Asia, except Japan and China	2,662	285	1,009	91	2	4,049	–	4,049
Brazil	3,211	26	82	3,211	396	6,926	1,141	8,067

Net operating revenue	34,280	1,092	7,131	3,570	480	46,553	1,141	47,694

Notes to Consolidated Financial Statements (Continued)
Expressed in millions of United States Dollars, unless otherwise stated

26.    Information by business segment and information by geographic area (Continued)

	Year ended as at December 31, 2014
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Margin before depreciation(iv)	Depreciation, depletion and amortization	Loss on measurement or sales of non-current assets	Impairment	Operating income (loss)	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible(iii)	Investments
Bulk Material
Ferrous minerals
Iron ore	19,301	(9,532)	(1,258)	(319)	(160)	8,032	(1,514)	–	(1,135)	5,383	35,294	6,946	546
Pellets	5,263	(2,705)	(21)	–	(38)	2,499	(274)	–	–	2,225	1,617	214	593
Ferroalloys and manganese	392	(261)	(13)	–	(23)	95	(32)	–	–	63	262	56	–
Others ferrous products and services	741	(565)	3	(10)	–	169	(110)	–	–	59	305	39	–

	25,697	(13,063)	(1,289)	(329)	(221)	10,795	(1,930)	–	(1,135)	7,730	37,478	7,255	1,139
Coal	739	(1,071)	(309)	(18)	(38)	(697)	(120)	–	(343)	(1,160)	4,429	2,099	355
Base Metals
Nickel and other products(i)	6,241	(3,710)	101	(138)	(514)	1,980	(1,617)	(167)	1,379	1,575	29,615	1,522	21
Copper(ii)	1,451	(877)	(12)	(5)	(16)	541	(174)	–	–	367	3,664	563	194

	7,692	(4,587)	89	(143)	(530)	2,521	(1,791)	(167)	1,379	1,942	33,279	2,085	215
Fertilizers
Potash	154	(133)	(15)	(19)	(22)	(35)	(26)	–	–	(61)	156	–	–
Phosphates	1,820	(1,514)	(70)	(46)	(56)	134	(345)	–	(1,053)	(1,264)	5,509	36	–
Nitrogen	349	(238)	(10)	(7)	(7)	87	(48)	–	–	39	–	–	–
Others fertilizers products	92	–	–	–	–	92	–	–	–	92	–	–	–

	2,415	(1,885)	(95)	(72)	(85)	278	(419)	–	(1,053)	(1,194)	5,665	36	–
Others	996	(601)	(329)	(172)	(6)	(112)	(28)	–	–	(140)	4,091	338	2,424

Total	37,539	(21,207)	(1,933)	(734)	(880)	12,785	(4,288)	(167)	(1,152)	7,178	84,942	11,813	4,133

(i)
Includes nickel by-products and by-products (copper, precious metal, cobalt and others).
(ii)
Includes copper concentrate and does not include the cooper by-product of nickel.
(iii)
Includes only addictions realized with cash and cash equivalents.
(iv)
The Company adds US$568 of dividends received from joint ventures and associates to margin before depreciation, totaling US$13,353 for performance management.

Notes to Consolidated Financial Statements (Continued)
Expressed in millions of United States Dollars, unless otherwise stated

26.    Information by business segment and information by geographic area (Continued)

	Year ended as at December 31, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Margin before depreciation(iv)	Depreciation, depletion and amortization	Loss on measurement or sales of non-current assets	Impairment	Operating income (loss)	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible(iii)	Investments
Bulk Material
Ferrous minerals
Iron ore	27,844	(9,067)	(1,261)	(314)	(244)	16,958	(1,393)	–	–	15,565	37,124	6,993	648
Pellets	6,000	(2,299)	(110)	(12)	(130)	3,449	(184)	–	(182)	3,083	1,702	262	857
Ferroalloys and manganese	523	(317)	(34)	–	(13)	159	(29)	–	–	130	272	36	–
Others ferrous products and services	425	(166)	3	–	–	262	(140)	–	–	122	537	30	–

	34,792	(11,849)	(1,402)	(326)	(387)	20,828	(1,746)	–	(182)	18,900	39,635	7,321	1,505
Coal	1,010	(1,147)	(262)	(49)	(47)	(495)	(173)	–	–	(668)	4,307	1,411	282
Base Metals
Nickel and other products(i)	5,839	(3,657)	(123)	(173)	(753)	1,133	(1,592)	–	–	(459)	29,739	2,258	22
Copper(ii)	1,447	(1,008)	(122)	(45)	(10)	262	(174)	(215)	–	(127)	3,712	608	228
Others	–	–	244	–	–	244	–	–	–	244	–	–	–

	7,286	(4,665)	(1)	(218)	(763)	1,639	(1,766)	(215)	–	(342)	33,451	2,866	250
Fertilizers
Potash	201	(127)	(29)	(16)	(394)	(365)	(44)	–	(2,116)	(2,525)	176	401	–
Phosphates	2,065	(1,681)	(146)	(30)	(29)	179	(312)	–	–	(133)	7,342	451	–
Nitrogen	469	(382)	(22)	(5)	(5)	55	(75)	–	–	(20)	–	–	–
Others fertilizers products	79	–	–	(2)	–	77	–	–	–	77	–	–	–

	2,814	(2,190)	(197)	(53)	(428)	(54)	(431)	–	(2,116)	(2,601)	7,518	852	–
Others	865	(669)	(233)	(155)	–	(192)	(34)	–	–	(226)	3,625	655	1,547

Total of continued operations	46,767	(20,520)	(2,095)	(801)	(1,625)	21,726	(4,150)	(215)	(2,298)	15,063	88,536	13,105	3,584
Discontinued operations (General Cargo)	1,283	(1,078)	(72)	(14)	–	119	(158)	(209)	–	(248)	1,027	763	–

Total	48,050	(21,598)	(2,167)	(815)	(1,625)	21,845	(4,308)	(424)	(2,298)	14,815	89,563	13,868	3,584

(i)
Includes nickel by-products and by-products (copper, precious metal, cobalt and others).
(ii)
Includes copper concentrate and does not include the cooper by-product of nickel.
(iii)
Includes only addictions realized with cash and cash equivalents.
(iv)
The Company adds US$834 of dividends received from joint ventures and associates to margin before depreciation of continued operations, totaling US$22,560 for performance management.

Notes to Consolidated Financial Statements (Continued)
Expressed in millions of United States Dollars, unless otherwise stated

26.    Information by business segment and information by geographic area (Continued)

	Year ended as at December 31, 2012
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Margin before depreciation(iv)	Depreciation, depletion and amortization	Loss on measurement or sales of non-current assets	Impairment	Operating income (loss)	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible(iii)	Investments
Bulk Material
Ferrous minerals
Iron ore	26,691	(9,810)	(2,336)	(616)	(196)	13,733	(1,406)	–	–	12,327	37,488	7,904	678
Pellets	6,560	(2,644)	–	–	(125)	3,791	(235)	–	–	3,556	2,019	383	1,106
Ferroalloys and manganese	543	(352)	(1)	–	–	190	(45)	(22)	–	123	302	177	–
Others ferrous products and services	486	(304)	(55)	–	–	127	(120)	–	–	7	602	94	–

	34,280	(13,110)	(2,392)	(616)	(321)	17,841	(1,806)	(22)	–	16,013	40,411	8,558	1,784
Coal	1,092	(1,046)	(352)	(115)	(28)	(449)	(198)	(355)	(1,029)	(2,031)	3,616	1,082	281
Base Metals
Nickel and other products(i)	5,975	(3,835)	(511)	(299)	(791)	539	(1,508)	–	(2,848)	(3,817)	30,474	2,792	24
Copper(ii)	1,156	(854)	(40)	(96)	(103)	63	(139)	–	–	(76)	4,536	819	252

	7,131	(4,689)	(551)	(395)	(894)	602	(1,647)	–	(2,848)	(3,893)	35,010	3,611	276
Fertilizers
Potash	290	(158)	(13)	(73)	–	46	(23)	–	–	23	2,209	1,333	–
Phosphates	2,507	(1,790)	(157)	(36)	(93)	431	(331)	–	–	100	8,209	293	–
Nitrogen	699	(575)	(45)	–	–	79	(109)	(129)	–	(159)	–	40	–
Others fertilizers products	74	–	–	–	–	74	–	–	–	74	331	12	–

	3,570	(2,523)	(215)	(109)	(93)	630	(463)	(129)	–	38	10,749	1,678	–
Others	480	(363)	(418)	(230)	–	(531)	(41)	–	(146)	(718)	1,937	393	4,043

Total of continued operations	46,553	(21,731)	(3,928)	(1,465)	(1,336)	18,093	(4,155)	(506)	(4,023)	9,409	91,723	15,322	6,384
Discontinued operations (General Cargo)	1,141	(930)	(115)	(13)	–	83	(133)	–	–	(50)	2,370	455	–

Total	47,694	(22,661)	(4,043)	(1,478)	(1,336)	18,176	(4,288)	(506)	(4,023)	9,359	94,093	15,777	6,384

(i)
Includes nickel by-products and by-products (copper, precious metal, cobalt and others).
(ii)
Includes copper concentrate and does not include the cooper by-product of nickel.
(iii)
Includes only addictions realized with cash and cash equivalents.
(iv)
The Company adds US$460 of dividends received from joint ventures and associates to margin before depreciation of continued operations, totaling US$18,553 for performance management.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

27.    Cost of goods sold and services rendered, and selling and administrative expenses and other operational expenses (income), net, by nature

a) Costs of goods sold and services rendered

	Year ended as at December 31,
	2014	2013	2012
Personnel	3,051	3,265	3,413
Material and services	5,389	6,128	6,990
Fuel oil and gas	1,639	1,804	1,947
Maintenance	2,434	1,868	1,878
Energy	602	663	863
Acquisition of products	1,615	1,412	1,367
Depreciation and depletion	3,856	3,724	3,659
Freight	3,592	3,189	2,801
Others	2,886	2,192	2,472

Total	25,064	24,245	25,390

b) Selling and administrative expenses

	Year ended as at December 31,
	2014	2013	2012
Personnel	436	495	782
Services (consulting, infrastructure and others)	196	331	480
Advertising and publicity	40	44	101
Depreciation	223	192	236
Travel expenses	24	19	63
Taxes and rents	28	26	27
Selling	80	85	274
Others	72	110	209

Total	1,099	1,302	2,172

c) Others operational expenses (incomes), net

	Year ended as at December 31,
	2014	2013	2012
Provision for litigation	174	(88)	704
Provision for loss with VAT credits (ICMS)	117	120	238
VAT—settlement program	–	166	–
PPR	130	215	414
Vale do Rio Doce Foundation—FRVD	19	24	37
Provision for disposal of materials/inventories	187	171	128
Tax incentives not used	26	49	–
Results on sale or disposal of property, plant and equipment and intangible	91	98	40
Goldstream transaction	–	(244)	–
Other	313	473	435

Total	1,057	984	1,996

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

28.    Financial result

          The financial results, by nature, are as follows:

	Year ended as at December 31,
Financial expenses	2014	2013	2012
Interest	(1,148)	(1,335)	(1,251)
Labor, tax and civil lawsuits	(91)	(109)	(79)
Derivatives	(1,974)	(1,443)	(634)
Indexation and exchange rate variation (a)	(4,929)	(4,586)	(2,562)
Participative stockholders' debentures	(315)	(381)	(466)
Expenses of REFIS	(683)	(2,637)	–
Others	(699)	(540)	(625)

	(9,839)	(11,031)	(5,617)

Financial income
Short-term investments	193	101	125
Derivatives	640	410	514
Indexation and exchange rate variation (b)	2,729	1,646	670
Others	208	542	286

	3,770	2,699	1,595

Financial results, net	(6,069)	(8,332)	(4,022)

Summary of indexation and exchange rate variation
Cash and cash equivalents	–	–	32
Loans and financing	(3,251)	(3,335)	(1,622)
Related parties	5	13	10
Others	1,046	382	(312)

Net (a) + (b)	(2,200)	(2,940)	(1,892)

29.    Gold stream transaction

          In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. ("SLW") to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine ("Salobo transaction") and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines ("Sudbury transaction").

          In March 2013, the Company received up-front cash proceeds of US$1.9 billion, plus ten million warrants of SLW with an exercise price of US$65 exercisable in the next ten years, which fair value was determined to be US$100. The amount of US$1,330 was received for the Salobo transaction and US$570 plus the ten million warrants of SLW were received for the Sudbury transaction.

          As the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

          This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

29.    Gold stream transaction (Continued)

          The result of the sale of the mineral rights of US$244 was recognized in the statement of income under other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During 2014 and 2013, the Company recognized US$64 and US$31, respectively, in statement of income related to rendered services.

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

  •
  Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company's best estimative.

          Changes in the assumptions above could significantly change the initial gain recognition.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

30.    Commitments

a) Base metals operations

i. Nickel operations—New Caledonia

          In regards to the construction and installation of the nickel plant in New Caledonia, the Company has provided guarantees in respect of the financing arrangements. Pursuant to the Girardin Act tax, an advantaged lease financing arrangement sponsored by the French government, the Company provided guarantees to BNP Paribas as agent for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. ("VNC"), associated with Girardin Act lease financing. Consistent with the commitments, the assets were substantially complete as at December 31, 2012. The Company also committed that assets associated the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remain consistent with our current plans. The Company believes the likelihood of the guarantee being called upon is remote.

          In October 2012, the Company entered into an agreement with Sumic, a shareholder in VNC, to amend the shareholders agreement to reflect Sumic's agreement to the dilution of their interest in VNC from 21% to 14.5%. Sumic originally held a put option to sell to Vale the shares they own in VNC if the defined cost of the initial nickel project exceeded US$4.6 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010, the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option changed from a cost threshold to a production threshold which was to have been met by December 2014. VNC did not achieve the production test by December 2014. In February 2015, the Company concluded a further amendment to the shareholder's agreement with Sumic which modified the production test and extended it to December 2015. If VNC achieves the production test by December 2015, the put option automatically terminates and Sumic remains a shareholder in VNC. If VNC fails to achieve the production test by December 2015 then the put option is automatically triggered and Sumic sells their equity interest to Vale.

ii. Nickel Operations—Indonesia

          In October 2014, Vale subsidiary PT Vale Indonesia Tbk ("PTVI"), a public company in Indonesia, renegotiated its license to operate (known as the Contract of Work ("CoW")) with the Government of Indonesia. The renegotiation included the following main points: (i) Royalty—the royalty rate will be 2% of sales of nickel matte and will increase to 3% based on a defined nickel price threshold; (ii) Divestment—the Company agrees to further divest 15% of its interest within five years with its partner Sumitomo Mining Metal Co., Ltd. also divesting 5% of their interest; (iii) Continuity of Business Operations—as long as the Company complies with its obligations under the COW it can apply to continue the right to operate up to the year 2045; and (iv) Size of CoW Area—PTVI will reduce its the size of its CoW area by 72 kha which will not impact the implementation of its growth strategy; (v) Domestic Processing—PTVI is in compliance with its obligation to conduct domestic processing and refining; and (vi) Priority Use of Domestic Manpower, Goods and Services—PTVI is in compliance with its obligation to prioritize use of domestic manpower, goods and services. The renegotiated agreement had a net impact on the results, as loss on measurement or sales of non-current assets, of US$167 due to the reduction in the size of the COW area.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

30.    Commitments (Continued)

iii. Nickel Operations—Canada

          The Development Agreement, as amended, between Vale Canada, Vale Newfoundland & Labrador Limited ("VNLL") and the Province of Newfoundland and Labrador (the "Province") governs VNLL's rights and obligations with respect to the development and operation of the Voisey's Bay mine along with certain other obligations with respect to processing in the Province and the export of nickel and copper concentrate.

          On December 19, 2014, the Sixth Amendment to the Development Agreement was executed (the "Sixth Amendment"). The Sixth Amendment, amongst other things, (i) increases the amount of nickel-in-concentrate that VNLL can export from the Province by an additional 94,000 ton over and above the exiting limit of 539,000 ton, (ii) extends the time by which VNLL can export nickel-in-concentrate to December 31, 2020, and (iii) permits VNLL to export a mid-grade nickel in concentrate product ("middlings"), at VNLL's option, to meet its' ramp-up schedule for the Long Harbour Processing Plant (the "LHPP"). In return, VNLL has agreed, amongst other things, to (i) return to the Province an equivalent amount of nickel units for processing that it has exported, (ii) replace the middlings with an equivalent amount of nickel units within twelve months of the middlings having been exported, (iii) make certain payments to the Government in relation to the additional nickel-in-concentrate that VNLL exports, (iv) proceed diligently with constructing the LHPP, and (v) make a community investment in the Province. In addition to the commitments contained in the Sixth Amendment, other key commitments in the Development Agreement, as amended, remain binding. As such, under the Development Agreement, as amended, VNLL has a potential obligation secured by letters of credit and other security, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met.

          In the course of the operations the Company has provided other letters of credit and guarantees in the amount of US$1 billion that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b) VBG—Guinea

          On April 30, 2014, Rio Tinto plc ("Rio Tinto") filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto's loss of certain Simandou mining rights, the Government of Guinea's assignment of those rights to BSGR, and Vale's subsequent investment in VBG. Discovery, a pre-trial evidentiary procedure in which the parties are required to disclose information and produce documents to each other and can depose potential witnesses or take other steps to obtain relevant information, has begun and under the current schedule will be completed in March 2016. Vale intends to vigorously defend the action, which it believes to be without factual or legal merit.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

30.    Commitments (Continued)

c) Participative stockholders' debentures

          At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures' terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploiting mineral resources.

          A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real), whose value will be inflation-indexed the General Market Price Index ("IGP-M"), as set out in the Issue Deed. On December 31, 2014 and December 31, 2013 the value of the debentures at fair value totaled US$1,726 and US$1,775, respectively. The Company made available for withdrawal in March and October of 2014 the amount of US$52 and US$66 as annual compensation.

d) Operating lease—pelletizing operations

          Vale has operating lease agreements with its joint ventures Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização (together "pelletizing companies"), in which Vale leases their pelletizing plants. These renewable operating lease agreements have last between 3 and 10 years.

          The table below shows the minimum future annual payments and required non-cancelable operating lease for the pelletizing companies as at December 31:

2015	72
2016	58
2017	47
2018	43

Total minimum payments required	220

          The total amount of operational leasing expenses related to pelletizing operations for the period ended on December 31, 2014,2013 and 2012 were US$348, US$162 and US$206, respectively.

e) Concession agreements

i. Rail companies

          The Company entered into not onerous concession agreements with the Brazilian Federal Government through the Ministry of Transport, for the exploration and development of the public rail transportation of cargo. The accounting records of grants presented in note 13.

Railroad	End of the concession period
Vitória a Minas e Carajás	June 2027

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

30.    Commitments (Continued)

          The grant can be terminated with the completion of one of the following events: the termination of the contract term, expropriation, forfeiture, cancellation, annulment or dissolution and bankruptcy of the concessionaire.

ii. Port

          The Company has the following specialized port terminals:

Terminals	Location	End of the concession period
Port of Tubarão and bulk liquids	Vitória—ES	2020
Port of Vila Velha	Vila Velha—ES	2023
Ponta da Madeira Terminal—Píer I e III	S. Luiz—MA	2018
Ponta da Madeira Terminal—Píer II	S. Luiz—MA	(i) 2028
Port of Ore Exportation—Itaguaí Terminal	Itaguaí—RJ	2021
Guaíba Island Terminal—TIG—Mangaratiba	Mangaratiba—RJ	2018

(i)
Concession contract ended in 2010 was extended for 36 months and renewed in March 2013 for another 15 years.

          The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

f) Guarantee issued to affiliates

          The Company provided corporate guarantees, within the limits of its interest, a credit line acquired by its associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On December 31, 2014 the amount guaranteed by Vale was US$521. After the conclusion of the transaction of the energy generations assets (note 6), the guarantee will be shared with CEMIG GT.

          On December 31, 2014, the total amount guaranteed by the Company to Companhia Siderúrgica do Pecém S.A. ("CSP") bridge loan equals to US$450, within its participation threshold on CSP.

31.    Related parties

          Transactions with related parties are made by the Company at arm's-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

          In the normal course of operations, Vale contracts rights and obligations with related parties (associates, joint ventures and stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material and railway transportation services.

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

31.    Related parties (Continued)

          The balances of these related party transactions and their effects on the financial statements may be identified as follows:

	Assets
	December 31, 2014		December 31, 2013
	Accounts receivable	Related parties	Accounts receivable	Related parties
Mitsui & Co., Ltd.	9	–	47	–
MRS Logística S.A.	3	24	6	6
Samarco Mineração S.A.	24	310	29	162
Teal Minerals Inc.	–	216	–	175
VLI Multimodal S.A.	25	–	–	–
VLI S.A.	9	–	–	–
VLI Operações Portuárias S.A.	26	–	–	–
Others	69	64	34	26

Total	165	614	116	369
Current	165	579	116	261
Non-current	–	35	–	108

Total	165	614	116	369

	Liabilities
	December 31, 2014		December 31, 2013
	Suppliers and contractors	Related parties	Suppliers and contractors	Related parties
Baovale Mineração S.A.	4	–	15	–
Companhia Coreano-Brasileira de Pelotização	1	86	2	59
Companhia Hispano-Brasileira de Pelotização	32	–	15	–
Companhia Ítalo-Brasileira de Pelotização	1	47	2	16
Companhia Nipo-Brasileira de Pelotização	2	147	–	128
Ferrovia Centro-Atlântica S.A.	–	98	–	–
Mitsui and Co., Ltd.	11	–	–	–
MRS Logística S.A.	25	–	22	–
Others	32	37	10	7

Total	108	415	66	210
Current	108	306	66	205
Non-current	–	109	–	5

Total	108	415	66	210

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

31.    Related parties (Continued)

	Income			Cost/ expense
	Year ended as at December 31,
	2014	2013	2012	2014	2013	2012
California Steel Industries, Inc.	183	211	16	–	–	–
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	–	–	–	215	146	–
Companhia Coreano-Brasileira de Pelotização	–	–	–	97	33	70
Companhia Hispano-Brasileira de Pelotização	–	–	266	47	7	265
Companhia Ítalo-Brasileira de Pelotização	–	–	–	49	24	32
Companhia Nipo-Brasileira de Pelotização	–	–	–	155	10	80
Ferrovia Centro Atlântica S.A.	59	–	–	61	–	–
Mitsui & Co., Ltd.	111	121	102	35	–	–
MRS Logística S.A.	–	4	14	593	478	702
Samarco Mineração S.A.	210	419	371	–	–	–
VLI S.A.	156	–	–	–	–	–
VLI Multimodal S.A.	202	–	–	–	–	–
Others	121	67	24	42	6	101

Total	1,042	822	793	1,294	704	1,250

	Income			Cost/ expense
	Year ended as at December 31,
	2014	2013	2012	2014	2013	2012
Sales/Cost of iron ore and pellets	210	419	624	367	80	469
Revenues/ Expense from logistic services	433	–	14	655	478	706
Sales/ Cost of steel products	310	211	–	215	146	–
Financial income/ Expenses	27	23	14	–	–	7
Others	62	169	141	57	–	68

	1,042	822	793	1,294	704	1,250

	Balance sheet		Statement of income
	Year ended as at December 31,
	December 31, 2014	December 31, 2013	2014	2013	2012
Cash and cash equivalents
Bradesco	34	25	3	3	–

	34	25	3	3	–

Loans and financing payable
BNDES	4,511	4,297	201	180	41
BNDESPar	589	718	40	48	14

	5,100	5,015	241	228	55

Notes to Consolidated Financial Statements (Continued)

Expressed in millions of United States Dollars, unless otherwise stated

31.    Related parties (Continued)

          Remuneration of key management personnel

	Year ended as at December 31,
	2014	2013	2012
Short-term benefits:	30	27	36

Wages or pro-labor	11	11	11
Direct and indirect benefits	7	7	11
Bonus	12	9	14
Long-term benefits:	1	1	11

Based on stock	1	1	11
Termination of position	–	1	9

	31	29	56