Form 20-F
period 2015-12-31
Vale S.A.
filed 2016-03-31
CIK 917851

Use these links to rapidly review the document

Contents

As filed with the Securities and Exchange Commission on March 31, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015
Commission file number: 001-15030

VALE S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Luciano Siani Pires, Chief Financial Officer
phone: +55 21 3814 8888
fax: +55 21 3814 8820

Avenida das Américas, 700 – Bloco 8 – Loja 318
22640-100 Rio de Janeiro, RJ, Brazil
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
 The number of outstanding shares of each class of stock of Vale as of December 31, 2015 was:
3,185,653,000 common shares, no par value per share
1,967,721,914 preferred class A shares, no par value per share
12 golden shares, no par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☐ No ☒

i

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Page

1	Identity of directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information
	3A Selected financial data	Selected financial data	14
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	1

4	Information on the Company
	4A History and development of the company	Business overview, Capital expenditures	16, 74
	4B Business overview	Business overview, Lines of business, Reserves, Regulatory matters	16, 25, 63, 77
	4C Organizational structure	Exhibit 8	–
	4D Property, plant and equipment	Lines of business, Capital expenditures, Regulatory matters	25, 74, 77

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects
	5A Operating results	Results of operations	87
	5B Liquidity and capital resources	Liquidity and capital resources	101
	5C Research and development, patents and licenses, etc.	Capital expenditures	74
	5D Trend information	Results of operations	87
	5E Off-balance sheet arrangements	Off-balance sheet arrangements	104
		Critical accounting policies and estimates	104
	5F Tabular disclosure of contractual obligations	Contractual obligations	104
	5G Safe harbor	Forward-looking statements	iv

6	Directors, senior management and employees		–
	6A Directors and senior management	Management	120
	6B Compensation	Management compensation	132
	6C Board practices	Management—Board of directors	120
	6D Employees	Employees	134
	6E Share ownership	Major shareholders, Employees—Performance-based compensation	135

7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	111
	7B Related party transactions	Related party transactions	114
	7C Interests of experts and counsel	Not applicable	–

8	Financial information
	8A Consolidated statements and other financial information	Financial statements	F-1
		Distributions	116
		Legal proceedings	135
	8B Significant changes	Not applicable	–

9	The offer and listing
	9A Offer and listing details	Share price history	118
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	117
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

Item	Form 20-F caption	Location in this report	Page

10	Additional information
	10A Share capital	Memorandum and articles of association—Common shares and preferred shares	142
	10B Memorandum and articles of association	Memorandum and articles of association	142
	10C Material contracts	Lines of business, Results of operations, Related party transactions	25, 87, 114
	10D Exchange controls	Exchange controls and other limitations affecting security holders	150
	10E Taxation	Taxation	152
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Reserves	63
	10H Documents on display	Information filed with securities regulators	165
	10I Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Risk management	109

12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Depositary shares	118

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and procedures	Evaluation of disclosure controls and procedures	160
		Management's report on internal control over financial reporting	160

16	16A Audit Committee financial expert	Management—Fiscal Council	129
	16B Code of ethics	Code of ethics and conduct	163
	16C Principal accountant fees and services	Principal accountant fees and services	164
	16D Exemptions from the listing standards for audit committees	Management—Fiscal Council; Corporate governance	129, 161
	16E Purchase of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	120
	16F Change in registrant's certifying accountant	Not applicable	–
	16G Corporate governance	Corporate governance	161
	16H Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Financial statements	F-1

19	Exhibits	Exhibits	166

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

  •
  trends in commodity prices, supply and demand for commodities;

  •
  the future impact of competition and regulation;

  •
  the payment of dividends or interest on shareholders' equity;

  •
  compliance with financial covenants;

  •
  industry trends, including the direction of prices and expected levels of supply and demand;

  •
  the outcome of the various regulatory, governmental and legal proceedings in which we are involved;

  •
  other factors or trends affecting our financial condition or results of operations; and

  •
  the factors discussed under Risk factors.

          We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements as a result of various factors. These risks and uncertainties include factors relating to (a) economic, political and social issues in the countries in which we operate, (b) the global economy, (c) commodity prices, (d) financial and capital markets, (e) the mining and metals businesses, which are cyclical in nature, and their dependence upon global industrial production, which is also cyclical, (f) regulation and taxation, (g) operational incidents or accidents, and (h) the high degree of global competition in the markets in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see Risk factors. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments. All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement.

          Vale S.A. is a stock corporation, or sociedade por ações, that was organized on January 11, 1943 under the laws of the Federative Republic of Brazil for an unlimited period of time. Its head office is located at Avenida das Américas, 700 – bloco 8 – loja 318 – Barra da Tijuca, Rio de Janeiro, RJ, Brazil, and its telephone number is 55-21-3485-5000.

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

          China has been the main driver of global demand for minerals and metals over the last few years. In 2015, Chinese demand represented 69% of global demand for seaborne iron ore, 51% of global demand for nickel and 46% of global demand for copper. The percentage of our net operating revenues attributable to sales to customers in China was 35.5% in 2015. Therefore, any contraction of China's economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, the largest consumer of carbon steel in China, would also negatively impact our results.

  Our business may be adversely affected by declines in demand for and prices of the products our customers produce, including steel (for our iron ore and coal business), stainless steel (for our nickel business), copper wire (for copper) and agricultural commodities (for our fertilizer nutrients business).

          Demand for our iron ore, coal and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 62.2% of our 2015 net operating revenues, are used to produce carbon steel. Nickel, which accounted for 18.3% of our 2015 net operating revenues, is used mainly to produce stainless and alloy steels. Demand for steel depends heavily on global economic conditions, but it also depends on a variety of regional and sectorial factors. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products. In addition, vertical backward integration of the steel and stainless steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a sustained decline in the construction industry could have a negative impact on our copper business. The demand for fertilizers is affected by prices of agricultural commodities in the international and Brazilian markets, and a sustained decline in the price of one or more agricultural commodities could negatively impact our fertilizer nutrients business.

  The prices we charge, including prices for iron ore, nickel, copper, coal and fertilizers, are subject to volatility.

          Our iron ore prices are based on a variety of pricing options, which generally use spot price indices as a basis for determining the customer price. Our prices for nickel and copper are based on reported prices for these metals on commodity exchanges such as the London Metal Exchange ("LME") and the New York Mercantile Exchange ("NYMEX"). Our prices and revenues for these products are consequently volatile, which may adversely affect our cash flow. Global prices for metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels, investments by commodity funds and others and actions of participants in the commodity markets. A continuous decrease in the market prices for the products we sell may result in the suspension of certain of our projects and operations, decrease in our mineral reserves and the impairment of assets, and it would adversely affect our financial position and results of operations.

          In 2015, prices of steelmaking raw materials, such as iron ore, coal and nickel, decreased as supply grew more than demand. Additionally, copper prices dropped as a result of lower demand, in spite of some disruptions in supply.

          We are most exposed to movements in iron ore prices. For example, a price reduction of US$1 per dry metric ton unit ("dmt") in the average iron ore price would have reduced our operating income for the year ended December 31, 2015 by approximately US$320 million. Average iron ore prices decreased 59% in the last two years, from US$135 per dmt in 2013 to US$97 per dmt in 2014 and US$55.5 per dmt in 2015, according to the average Platts IODEX (62% Fe CFR China). On February 29, 2016 the year to date average Platts IODEX iron ore price was US$44.10 per dmt. In addition to reduced demand for iron ore, an excess in supply has adversely affected our prices since 2014 and may grow with the expected conclusion of certain iron ore projects in coming years.

          World nickel prices have also been adversely affected by lower demand and by strong supply growth in the nickel industry, especially in China. Nickel refining in China, primarily using imported nickel ores and related raw materials, increased by an estimated 417,000 metric tons from 2006 to 2015, with Chinese nickel pig iron production representing 19% of global nickel output. Chinese nickel pig iron production has been adversely affected by export restrictions in feed-producing countries, and prices could be further affected if these restrictions are revoked.

          For additional information about the average realized prices for the products we sell, see Operating and financial review and prospects—Overview—Major factors affecting prices.

          The financial performance and economic viability of certain of our operations may be significantly impacted by a continuing decline in the demand for and prices of our products. For instance, in 2015, we suspended certain iron ore and manganese operations, and other operations may be suspended in the future. Also, in the case of our nickel operations in New Caledonia, the impact of lower prices and demand for nickel is heightened due to the stage of the ramp up of that facility. We are considering various options to ensure the continuation of the operations in New Caledonia as it continues to ramp up. If those options are not available and current conditions continue to be adverse, we may consider a reduction or stoppage of production for a period of time.

  We may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in demand.

          Lower utilization of capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or previous labor or government agreements.

          Conversely, during periods of high demand, our ability to rapidly increase production capacity is limited, which could prevent us from meeting demand for our products. Moreover, we may be unable to complete expansions and greenfield projects in time to take advantage of rising demand for iron ore, nickel or other products. When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore, iron ore pellets or nickel from joint ventures or unrelated parties and reselling it, which would increase our costs and narrow our operating margins. If we are unable to satisfy excess customer demand in this way, we may lose customers. In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.

  Lower cash flows, resulting from decreased prices of our products, have adversely affected our credit ratings and the cost and availability of financing.

          A continuous decrease in the prices of our products and the volatility in the global economy may adversely affect our future cash flows, credit ratings and ability to secure financing at attractive rates. Decreased prices have resulted in lower cash flows, which have also adversely affected our credit rating and our costs to access the capital markets. This may negatively affect our ability to fund our capital investments, pay dividends and comply with the financial covenants in some of our long-term debt instruments.

          Also, certain Canadian provinces where we operate require us to provide financial assurances, such as letters of credit, surety bonds or cash collateral, to cover certain closure and remediation costs after we conclude our operations. We may be required to increase the amount of these financial assurances if our credit ratings are downgraded below certain levels. If we are unable to provide these financial assurances, we would need to have discussions with the relevant jurisdictions about other options and ultimately it could impact our ability to operate in these jurisdictions.

  The failure of a tailings dam of Samarco Mineração S.A. ("Samarco") in Minas Gerais could negatively impact our business.

          On November 5, 2015, one of Samarco's tailings dams (Fundão) failed unexpectedly, releasing muddy tailings downstream, reaching and flooding certain communities and causing environmental damage to the surrounding area. As a result of the failure of the Fundão tailings dam, our Alegria mine, located near the dam, is operating with a dry beneficiation process at a lower mine productivity, and a conveyor belt connecting our Fábrica Nova mine to our Timbopeba beneficiation plant was damaged, decreasing production at the Mariana mining complex in the Brazilian state of Minas Gerais. In addition, we have interrupted the sale of run of mine (ROM) from our Fazendão mine to Samarco. We are still exploring alternatives for these mines; however if we are unable to find adequate alternatives, this may negatively affect our overall production. See Information on the Company—Business overview—Significant changes in our business—Failure of Samarco's tailings dam in Minas Gerais.

  We are involved in legal proceedings that could have a material adverse effect on our business in the event of unfavorable outcomes.

          We are involved in legal proceedings in which adverse parties have claimed substantial amounts. These include several legal proceedings and investigations relating to the failure of Samarco's Fundão tailings dam. For additional information, see Additional information—Legal proceedings. Although we are vigorously contesting them, the outcomes of these proceedings are uncertain and may result in obligations that could materially adversely affect our business and the value of our securities.

  Our obligations under a settlement agreement arising from the failure of Samarco's tailings dam could have a material impact on our financial condition.

          Samarco and its shareholders, Vale and BHPB Brasil Ltda. ("BHPB"), a Brazilian subsidiary of BHP Billiton plc ("BHP Billiton"), entered into a settlement agreement on March 2, 2016 with governmental authorities, including the federal Attorney General of Brazil and the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais). Under the agreement, Samarco, Vale and BHPB will create a foundation to develop and implement remediation and compensation programs in substantial amounts over many years. See Information on the Company—Business overview—Significant changes in our business—Failure of Samarco's tailings dam in Minas Gerais.

          Samarco is currently unable to conduct ordinary mining and processing. Samarco's management is working on a plan that would permit it to resume operations, but the feasibility, timing and scope of restarting remain uncertain. If Samarco does not meet its funding obligations, each of Vale and BHPB is obligated to provide funding to the foundation in proportion to its 50% interest in Samarco. Vale does not currently expect to record a provision in its financial statements in respect of these obligations, but if Samarco is eventually unable to resume operations or to meet its funding obligations, Vale could determine that it should recognize a provision.

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

  Political and economic instability in Brazil could adversely impact our business and the market price of our securities.

          The Brazilian federal government's economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian federal government's response to these factors:

  •
  exchange rate movements and volatility;

  •
  inflation and high interest rates;

  •
  financing of the current account deficit;

  •
  liquidity of domestic capital and lending markets;

  •
  tax policy;

  •
  political instability resulting from allegations of corruption involving political parties, elected officials or other public officials; and

  •
  other political, diplomatic, social and economic developments in or affecting Brazil.

          Historically, the country's political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Ongoing corruption investigations have led to charges against public officials and members of several political parties. Political instability may aggravate economic uncertainties in Brazil and increase volatility in the Brazilian securities markets and securities issued by Brazilian issuers.

          In 2015, Brazil faced an economic recession, adverse fiscal developments and political instability, which have continued in 2016. Brazilian GDP declined by 3.85% in 2015 and unemployment increased to 6.9% in 2015 from 4.3% 2014. Inflation for the year of 2015 was 10.67% (as reported by IBGE, the Brazilian Institute of Geography and Statistics), as compared to 6.41% in 2014. The Brazilian Central Bank's base interest rate (SELIC) increased to 14.25% in December 31, 2015 from 11.75% in December 31, 2014. Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.

  Disagreements with local communities in which we operate could adversely impact our business and reputation.

          Disputes with communities where we operate may arise from time to time. In some instances, our operations and mineral reserves are located on or near lands owned or used by indigenous people or other groups of stakeholders. Some of these indigenous peoples may have rights to review or participate in natural resource management. Some of our mining and other operations are located in territories where title may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with landowners, local communities and the government. We may be required to consult and negotiate with these groups as part of the process to obtain licenses required to operate, to mitigate impact on our operations or to obtain access to their lands.

          Disagreements or disputes with local groups, including indigenous groups, could cause delays or interruptions to our operations, adversely affect our reputation or otherwise hamper our ability to develop our reserves and conduct our operations. Protesters have taken actions to disrupt our operations and projects, and they may continue to do so in the future, which may harm our operations and could adversely affect our business. As one of Samarco's shareholders, our reputation, particularly in the affected communities, has been adversely affected by the failure of Samarco's tailings dam in 2015. See Information on the Company—Business overview—Significant changes in our business—Failure of Samarco's tailings dam in Minas Gerais.

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

          We are also required to meet domestic beneficiation requirements in certain countries in which we operate, such as local processing rules, export taxes or restrictions or charges on unprocessed ores. The imposition of or increase in such requirements, taxes or charges can significantly increase the risk profile and costs of operations in those jurisdictions. We and the mining industry are subject to rising trends of resource nationalism in certain countries in which we operate that can result in constraints on our operations, increased taxation or even expropriations and nationalizations.

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

          After the failure of Samarco's Fundão tailings dam at its iron ore operations in the Brazilian state of Minas Gerais, Brazilian authorities ordered the suspension of its operations in Minas Gerais and other measures. See Information on the Company—Business overview—Significant changes in our business—Failure of Samarco's tailings dam in Minas Gerais.

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

  •
  Accidents or incidents involving our mines and related infrastructure, such as dams, plants, railroads, ports and ships.

  •
  Delays or interruptions in the transportation of our products, including with railroads, ports and ships.

  •
  Tropical diseases, HIV/AIDS and other contagious diseases in regions where some of our operations or projects are located, which pose health and safety risks to our employees.

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

          Customers, suppliers, contractors, financial institutions, joint venture partners and other counterparties may fail to perform existing contracts and obligations, which may unfavorably impact our operations and financial results. The ability of suppliers and customers to perform their obligations may be adversely affected in times of financial stress and economic downturn.

          We currently operate important parts of our iron ore, pelletizing, bauxite, nickel, coal, copper, fertilizers and steel businesses through joint ventures. Important parts of our electricity investments and projects are operated through consortia or joint ventures. Our forecasts and plans for these joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide skilled and competent managerial personnel. If any of our partners fails to observe its commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans.

          Some of our investments are controlled by joint venture partners or have separate and independent management. These investments may not fully comply with our standards, controls and procedures, including our health, safety, environment and community standards. Failure by any of our partners or joint ventures to adopt adequate standards, controls and procedures could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect our results and reputation.

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

          Nearly all aspects of our activities, products, services and projects around the world are subject to environmental regulations and health and safety regulations, which may expose us to increased liability or increased costs. These regulations require us to obtain environmental licenses, permits and authorizations for our operations, and to conduct environmental and social impact assessments in order to get approval for our projects and permission for initiating construction. Significant changes to existing operations are also subject to these requirements. Difficulties in obtaining permits may lead to construction delays, cost increases, and may adversely impact our production volumes. Environmental and health and safety regulations also impose standards and controls on activities relating to mineral research, mining, pelletizing activities, railway and marine services, ports, decommissioning, refining, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities.

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

          Environmental and health and safety regulation in many countries in which we operate has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities and products, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts. For example, changes in Brazilian legislation for the protection of caves have required us to conduct extensive technical studies and to negotiate compensatory measures with Brazilian environmental regulators in order to continue to operate in certain sites. It is possible that in certain of our iron ore mining operations or projects, we may be required to limit or modify our mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in our iron ore business. For more information about Brazilian environmental regulations related to caves, see Information on the Company—Regulatory matters—Environmental regulations.

          In response to the failure of Samarco's tailings dam in Minas Gerais, additional environmental and health and safety laws and regulations may be forthcoming in Brazil and authorities may impose more stringent conditions in connection with the licensing process of our projects and operations. Also, we may encounter delays in the receipt of environmental operating license for other tailings dams.

          National policies and international regulations regarding climate change may affect a number of our businesses in different countries, because we operate worldwide. For example, there is legislation in many countries where we operate that limits greenhouse gas emissions from the mining industry. There is increased pressure from international organizations for establishing a global carbon price, and for companies and governments to adopt carbon pricing strategies, which may adversely affect the coal business.

          Regulatory initiatives at the national and international levels that affect our shipping practices could increase our costs or require us to make new capital expenditures.

  Natural disasters may cause severe damage to our operations and projects in the countries where we operate and may have a negative impact on our sales to countries adversely affected by such disasters.

          Natural disasters, such as wind storms, droughts, floods, earthquakes and tsunamis may adversely affect our operations and projects in the countries where we operate, and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. The physical impact of climate change on our business remains highly uncertain, but we may experience changes in rainfall patterns, water shortages, rising sea levels, increased storm intensity and flooding as a result of climate change, which may adversely affect our operations. On some occasions in recent years, we have determined that force majeure events have occurred due to effect of severe weather on our mining and logistics activities.

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

          Our reported reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and assumed future conditions. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Reserve estimates and estimates of mine life may require revisions based on actual production experience, projects and other factors. For example, lower market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, changes in regulatory requirements or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves. Such a restatement could affect depreciation and amortization rates and have an adverse effect on our financial performance.

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

          Reserves are gradually depleted in the ordinary course of a given open pit or underground mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper, mines may move from being open pit to underground, and underground operations become deeper. In addition, for some types of reserves, mineralization grade decreases and hardness increases at greater depths. As a result, over time, we usually experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailings dams. Several of our mines have been operating for long periods, and we will likely experience rising extraction costs per unit in the future at these operations in particular.

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

          Energy costs are a significant component of our cost of production, representing 9.1% of our total cost of goods sold in 2015. To fulfill our energy needs, we depend on the following sources: oil by-products, which represented 43% of total energy needs in 2015, electricity (26%), natural gas (16%), coal (13%) and other energy sources (2%).

          Electricity costs represented 2.8% of our total cost of goods sold in 2015. If we are unable to secure reliable access to electricity at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations. We face the risk of energy shortages in the countries where we have operations and projects, especially Brazil, due to lack of infrastructure or weather conditions, such as floods or droughts. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for our operations.

  Price volatility—relative to the U.S. dollar—of the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

          A substantial portion of our revenues and our debt is denominated in U.S. dollars, and changes in exchange rates may result in (i) losses or gains on our net U.S. dollar-denominated indebtedness and accounts receivable and (ii) fair value losses or gains on currency derivatives we use to stabilize our cash flow in U.S. dollars. In 2015, 2014 and 2013 we had foreign exchange losses of US$7.2 billion, US$2.1 billion and US$2.8 billion, respectively. In addition, the price volatility of the Brazilian real, the Canadian dollar, the Australian dollar, the Indonesian rupiah and other currencies against the U.S. dollar affects our results since most of our costs of goods sold are denominated in currencies other than the U.S. dollar, principally the real (49% in 2015) and the Canadian dollar (13% in 2015), while our revenues are mostly U.S. dollar-denominated. We expect currency fluctuations to continue to affect our financial income, expense and cash flow generation.

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

          As of February 29, 2016, Valepar S.A. ("Valepar") owned 53.9% of our outstanding common stock and 33.7% of our total outstanding capital. As a result of its share ownership, Valepar can elect the majority of our board of directors and control the outcome of some actions that require shareholder approval. For a description of our ownership structure and of the Valepar shareholders' agreement, see Share ownership and trading—Major shareholders.

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

          We operate in a global environment, and our activities extend over multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future breaches of legal, accounting or governance standards. We may be subject to breaches of our Code of Ethics and Conduct, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm.

  It could be difficult for investors to enforce any judgment obtained outside Brazil against us or any of our associates.

          Our investors may be located in jurisdictions outside Brazil and could seek to bring actions against us or our directors or officers in the courts of their home jurisdictions. The Company is a Brazilian company, and the majority of our officers and directors are residents of Brazil. The vast majority of our assets and the assets of our officers and directors are likely to be located in jurisdictions other than the home jurisdictions of our investors. It might not be possible for investors to effect service of process within their home jurisdictions on us or on our officers or directors who reside outside their home jurisdictions. In addition, a foreign judgment will be enforceable in the courts of Brazil without a re-examination of the merits only if previously confirmed by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça), and confirmation will only be granted if the judgment: (a) fulfills all formalities required for its enforceability under the laws of the country where it was issued; (b) was issued by a competent court after due service of process on the defendant, as required under applicable law; (c) was authenticated by a Brazilian consulate in the country in which it was issued and is accompanied by a sworn translation into the Portuguese language; and (d) is not contrary to Brazilian national sovereignty, public policy or good morals. Therefore, investors might not be able to recover against us or our directors and officers on judgments of the courts of their home jurisdictions predicated upon the laws of such jurisdictions.

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

          We are a global company with securities traded in several different markets and investors located in many different countries. The legal regime for the protection of investors varies around the world, sometimes in important ways, and investors in our securities should recognize that the protections and remedies available to them may be different from those to which they are accustomed in their home markets. We are subject to securities legislation in several countries, which have different rules, supervision and enforcement practices. The only corporate law applicable to our parent company is the law of Brazil, with its specific substantive rules and judicial procedures. We are subject to corporate governance rules in several jurisdictions where our securities are listed, but as a foreign private issuer, we are not required to follow many of the corporate governance rules that apply to U.S. domestic issuers with securities listed on the New York Stock Exchange, and we are not subject to the U.S. proxy rules. Similarly, we have been granted waivers and exemptions from certain requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKEx Listing Rules"), the Codes on Takeovers and Mergers and Share Repurchases and the Securities and Futures Ordinance of Hong Kong that are generally applicable to issuers listed in Hong Kong.

SELECTED FINANCIAL DATA

          The tables below present selected consolidated financial information as of and for the periods indicated. You should read this information together with our consolidated financial statements in this annual report.

Consolidated statement of income data

	For the year ended December 31,
	2011	2012	2013	2014	2015
	(US$ million)
Net operating revenues	60,075	46,553	46,767	37,539	25,609
Cost of products and services	(24,528)	(25,390)	(24,245)	(25,064)	(20,513)
Selling, general and administrative expenses	(2,271)	(2,172)	(1,302)	(1,099)	(652)
Research and evaluation expenses	(1,671)	(1,465)	(801)	(734)	(477)
Pre-operating and operational stoppage and other operating expenses, net	(2,775)	(3,588)	(2,843)	(2,145)	(1,233)
Impairment of non-current assets and onerous contracts	–	(4,023)	(2,298)	(1,152)	(8,926)
Gain (loss) on measurement or sales of non-current assets	1,494	(506)	(215)	(167)	61

Operating income	30,324	9,409	15,063	7,178	(6,131)

Non-operating income (expenses):
Financial income (expenses), net	(3,549)	(4,022)	(8,332)	(6,069)	(10,801)
Equity results in associates and joint controlled entities	1,138	645	469	505	(439)
Results on sale of investments from associates and joint ventures	–	–	41	(30)	97
Impairment on investments	–	(1,941)	–	(31)	(446)

Income (loss) before income taxes	27,913	4,091	7,241	1,553	(17,720)
Income taxes	(5,265)	1,174	(6,833)	(1,200)	5,100
Income (loss) from continuing operations	22,648	5,265	408	353	(12,620)
Income (loss) attributable to non-controlling interests	(233)	(257)	(178)	(304)	(491)

Net income (loss) attributable to Company's shareholders, from continuing operations	22,881	5,522	586	657	(12,129)

Loss from discontinued operations, net of tax	(86)	(68)	(2)	–	–
Net income (loss) attributable to Company's shareholders	22,795	5,454	584	657	(12,129)

Income (loss) attributable to non-controlling interests	(233)	(257)	(178)	(304)	(491)

Net income (loss)	22,562	5,197	406	353	(12,620)

Total cash paid to shareholders(1)	9,000	6,000	4,500	4,200	1,500

(1)
Consists of total cash paid to shareholders during the period, whether classified as dividends or interest on shareholders' equity.

Earnings per share

	For the year ended December 31,
	2011	2012	2013	2014	2015
	(US$, except as noted)
Earnings (loss) per share:
Per common share	4.34	1.06	0.11	0.13	(2.35)
Per preferred share	4.34	1.06	0.11	0.13	(2.35)
Weighted average number of shares outstanding (in thousands)(1):
Common shares	3,197,063	3,172,179	3,185,653	3,185,653	3,185,653
Preferred shares	1,984,030	1,933,491	1,967,722	1,967,722	1,967,722
Treasury common shares underlying convertible notes	18,416	–	–	–	–
Treasury preferred shares underlying convertible notes	47,285	–	–	–	–

Total	5,246,794	5,105,670	5,153,375	5,153,375	5,153,375

Distributions to shareholders per share(2):
Expressed in US$	1.74	1.17	0.87	0.81	0.29
Expressed in R$	2.89	2.26	1.81	1.89	0.98

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

Balance sheet data

	At December 31,
	2011	2012	2013	2014	2015
	(US$ million)
Current assets	21,538	22,069	20,611	16,594	11,429
Property, plant and equipment, net and intangible assets	91,863	94,093	88,536	84,942	59,426
Investments in associated companies and joint ventures	8,013	6,384	3,584	4,133	2,940
Other assets	5,502	8,031	11,866	10,820	14,697

Total assets	126,916	130,577	124,597	116,489	88,492

Current liabilities	11,093	12,402	9,164	10,626	10,438
Liabilities associated with assets held for sale and discontinued operations	–	169	448	111	107
Long-term liabilities(1)	16,470	16,380	22,379	22,043	15,896
Long-term debt(2)	21,538	26,799	27,670	27,388	26,347

Total liabilities	49,101	55,750	59,661	60,168	52,788

Shareholders' equity:
Capital stock	60,578	60,578	60,578	61,614	61,614
Additional paid-in capital	7	(552)	(552)	(601)	(854)
Mandatorily convertible notes—common ADSs	191	–	–	–	–
Mandatorily convertible notes—preferred ADSs	422	–	–	–	–
Retained earnings and revenue reserves	14,902	13,213	3,299	(5,891)	(27,171)

Total Company shareholders' equity	76,100	73,239	63,325	55,122	33,589

Non-controlling interests	1,715	1,588	1,611	1,199	2,115

Total shareholders' equity	77,815	74,827	64,936	56,321	35,704

Total liabilities and shareholders' equity	126,916	130,577	124,597	116,489	88,492

(1)
Excludes long-term debt.
(2)
Excludes current portion of long-term debt.

I.  INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

Summary

          We are one of the largest metals and mining companies in the world, based on market capitalization. We are the world's largest producer of iron ore and iron ore pellets and the world's largest producer of nickel. We also produce manganese ore, ferroalloys, metallurgical and thermal coal, copper, platinum group metals ("PGMs"), gold, silver, cobalt, potash, phosphates and other fertilizer nutrients. We are engaged in greenfield mineral exploration in six countries around the globe. We operate large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have a portfolio of maritime freight assets, floating transfer stations and distribution centers to support the distribution of iron ore worldwide. Directly and through affiliates and joint ventures, we also have investments in energy and steel businesses.

          The following table presents the breakdown of total net operating revenues attributable to each of our main lines of business.

	Year ended December 31,
	2013		2014		2015
	US$ million	% of total	US$ million	% of total	US$ million	% of total
Ferrous minerals:
Iron ore	27,844	59.6%	19,301	51.4%	12,330	48.2%
Iron ore pellets	6,000	12.8	5,263	14.0	3,600	14.1
Manganese and ferroalloys	523	1.1	392	1.0	162	0.6
Other ferrous products and services	425	0.9	741	2.0	470	1.8

Subtotal—ferrous minerals	34,792	74.4	25,697	68.4	16,562	64.7

Coal	1,010	2.2	739	2.0	526	2.0
Base metals:
Nickel and other products(1)	5,839	12.5	6,241	16.6	4,693	18.3
Copper(2)	1,447	3.1	1,451	3.9	1,470	5.8

Subtotal—base metals	7,286	15.6	7,692	20.5	6,163	24.1

Fertilizer nutrients	2,814	6.0	2,415	6.4	2,225	8.7
Other(3)	865	1.8	996	2.7	133	0.5

Total net operating revenues from continued operations	46,767	100.0%	37,539	100.0%	25,609	100.0%

(1)
Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Includes pig iron and energy.

  •
  Ferrous minerals:

  o
  Iron ore and iron ore pellets.    We operate four systems in Brazil for producing and distributing iron ore, which we refer to as the Northern, Southeastern, Southern and Midwestern Systems. The Northern and the Southeastern Systems are fully integrated, consisting of mines, railroads, maritime terminals and a port. The Southern System consists of three mining complexes and two maritime terminals. We also have iron ore pellet operations in several locations, some of which are conducted through joint ventures. We operate 11 pellet plants in Brazil and two in Oman. The operations of three of our pellet plants in Brazil have been suspended since the fourth quarter of 2012 in response to market conditions, and their capacity was partially replaced by Tubarão VIII, a more efficient plant. Additionally, we have a 50% stake in Samarco, which operates an integrated system in the Brazilian states of Minas Gerais and Espírito Santo. Samarco's operations have been suspended following the failure of its tailings dam in November 2015 (see —Significant Changes in Our Business—Failure of Samarco's tailings dam in Minas Gerais). We also have 25% stakes in two pellet companies in China.

  o
  Manganese ore and ferroalloys.    We conduct our manganese mining operations through Vale S.A. and subsidiaries in Brazil, and we produce several types of manganese ferroalloys through a wholly-owned subsidiary in Brazil.

  •
  Base metals:

  o
  Nickel.    Our principal nickel mines and processing operations are conducted by our wholly-owned subsidiary Vale Canada Limited ("Vale Canada"), which has operations in Canada and Indonesia. We also have nickel operations in Onça Puma, in the Brazilian state of Pará. We also own and operate, or have interests in, nickel refining facilities in the United Kingdom, Japan, Taiwan, China and South Korea. We are currently ramping up nickel operations in New Caledonia.

  o
  Copper.    In Brazil, we produce copper concentrates at Sossego and Salobo, in Carajás, in the Brazilian state of Pará. We are concluding the ramp-up of Salobo operations. In Canada, we produce copper concentrates, copper anodes and copper cathodes in conjunction with our nickel mining operations at Sudbury and Voisey's Bay. In Zambia, our joint venture produces copper concentrates at Lubambe, located in the Zambian Copperbelt.

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

  •
  Coal:

  o
  We conduct our coal operations primarily in Mozambique, through Vale Moçambique, S.A. ("Vale Moçambique"), where we are ramping up our metallurgical and thermal coal operations. We also have a coal operation in Australia through Rio Doce Australia Pty Ltd ("Vale Australia"), where we produce metallurgical coal in Carborough Downs. We also have minority interests in a Chinese coal and coke producer.

  •
  Fertilizer nutrients:

  o
  We conduct our potash operations in Rosario do Catete, in the Brazilian state of Sergipe. We conduct our main phosphate operations through our subsidiary Vale Fertilizantes S.A. ("Vale Fertilizantes"), which holds most of our fertilizer assets in Brazil. Vale Fertilizantes is the largest Brazilian producer of phosphate rock and phosphate fertilizers and the second-largest Brazilian producer of nitrogen fertilizers. We also have a phosphate rock mine operation in Peru.

  •
  Logistics infrastructure:

  o
  We are a leading operator of logistics services in Brazil and other regions of the world, with railroads, maritime terminals, distribution centers and ports. Two of our four iron ore systems include an integrated railroad network linked to port and terminal facilities. We also have an interest in MRS Logística S.A. ("MRS"), which transports our iron ore products from the Southern System mines to our maritime terminals, and VLI S.A. ("VLI"), which provides integrated logistics solutions to general cargo through railroads, inland and maritime terminals in Brazil. We are ramping up the logistics infrastructure to support our operations in Southeastern Africa. We own and charter dry bulk vessels to transport the products that we sell on a cost and freight ("CFR") basis to customers.

Business strategy

          Our mission is to transform natural resources into prosperity and sustainable development. Our vision is to be the number one global natural resources company in creating long-term value through excellence and passion for people and the planet. We are committed to investing mainly in world-class assets, with long life, low cost, potential to expand and high quality output, capable of creating value through different economic cycles. A lean management organization, with teamwork and accountability, excellence in project execution and firm commitment to transparency and shareholder value creation, are principles of paramount importance that guide us towards the achievement of our goals. Health and safety, investment in human capital, a positive work environment and sustainability are also critical to our long-term competitiveness.

          We aim to maintain our competitive position in the global iron ore market and to grow through world-class assets while exercising disciplined capital management and maintaining a low cost structure. Iron ore and nickel will continue to be our main businesses while we work to maximize the value of our copper, coal and fertilizer nutrients businesses. To enhance our competitiveness, we will continue to improve our railroads and our global distribution network. We seek opportunities to make strategic partnerships focusing on disciplined capital management. We have also suspended operations of assets in response to market conditions, and disposed of assets that we have determined to be non-strategic or in order to optimize the structure of our business portfolio. The divestiture of assets improves capital allocation and unlocks funds to finance the execution of top priority projects. The preservation of our credit ratings is one of our basic commitments. Below are the highlights of our major business strategies.

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

          We continue to satisfy our transportation needs through a fleet of capesize vessels and very large ore carriers of 400,000 deadweight tons ("DWT"), primarily used to transport iron ore from Brazil to Asia, which is owned partly by us and partly by ship owners with which we have contracts of affreightment. To support our commercial strategy for our iron ore business, we operate two distribution centers in Malaysia and Oman, and two floating transfer stations ("FTS") in the Philippines.

          In order to position ourselves for the future expansion of our coal production in Mozambique and leverage our presence in Africa, we are currently ramping up the expansion of the local railroad capacity by rehabilitating the existing network and building new railroad tracks to develop the logistics corridor from our mine to the newly constructed port at Nacala-à-Velha, in Mozambique.

  Maximizing value in the nickel and copper businesses

          We are the world's largest nickel producer, with large-scale, long-life and low-cost operations, a substantial resource base, diversified mining operations producing nickel from nickel sulfides and laterites and advanced technology. We have refineries in North America, Europe and Asia, which produce an array of products for use in most nickel applications. We are a leading producer of high-quality nickel products for non-stainless steel applications, such as plating, alloy steels, high nickel alloys and batteries, which represented 58% of our refined nickel sales in 2015. Our long-term goal is to strengthen our competitiveness in the nickel business. We continue to optimize our operations and to review our asset utilization aiming to increase productivity and improve returns.

          We produce copper concentrates from our Sossego and Salobo facilities located in the Carajás region. These copper mines benefit from our infrastructure facilities serving the Northern System. The gold we produce at Sossego and Salobo increases the total aggregated value of those operations. Our strategy for our copper assets in the Carajás region is to develop new mines in order to maintain supply for our existing processing facilities. We also have copper operations at Lubambe, in Zambia, through a joint venture. Copper is recovered as a co-product from our nickel operations, principally at Sudbury and Voisey's Bay, in Canada.

  Optimizing the coal business

          We have coal operations in Moatize (Mozambique) and Australia, and we hold a minority interest in a joint venture in China. We intend to continue pursuing organic growth in the coal business mainly through the expansion of the Moatize operations in Mozambique, where we have entered into a strategic partnership with Mitsui.

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

  Developing our resource base

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

  Integrating sustainability into our business

          We are committed to sustainability, as we cannot grow without taking into account the physical limits of our planet or the well-being of communities in which we operate. Since 2013, we have incorporated environmental and social actions directly into our strategic planning, moving away from a stand-alone investment model. We practice sustainable mining by dedicating resources to education and researching the application of technologies to use natural resources efficiently. We are also committed to reducing the consumption of water in our activities and to use it more efficiently, especially through reuse and recirculation of water. We actively support an open dialogue with our main stakeholders (governments, communities, customers, suppliers, employees and others), because we recognize that only by acting together we can achieve sustainable growth and contribute to social welfare. We follow standards for social action and principles on business and human rights, which are based on the guidelines of the United Nations Human Rights Council. We are also committed to reducing greenhouse gas emissions.

Significant changes in our business

          We summarize below major events related to our organic growth, divestitures, acquisitions and other significant developments in our business since the beginning of 2015.

  Organic growth

          We have an extensive program of investments in the organic growth of our businesses. Our main investment projects are summarized under —Capital expenditures. The most significant projects that have come on stream since the beginning of 2015 are summarized below:

  •
  Conceição Itabiritos II.  In the second quarter of 2015, we completed the adaptation of the existing plant to process lower grade itabirites from the Conceição mine, located in the Southeastern System in Minas Gerais, Brazil. The nominal capacity is 13 Mtpy of pellet feed and 6 Mtpy of sinter feed.

  •
  Cauê Itabiritos.  In the fourth quarter of 2015, we concluded the adaptation of the plant to process low-grade itabirites from the Itabira mining complex, located in the Southeastern System in Minas Gerais, Brazil. The nominal capacity is 16.5 Mtpy of pellet feed and 7.2 Mtpy of sinter feed.

  •
  Nacala Logistics Corridor.  In the fourth quarter of 2014, we began the upgrade of brownfield sections of the railway, which was completed in the fourth quarter of 2015. The project, which consists of a railway and port infrastructure connecting the Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique, successfully transported and discharged 523,000 tons of thermal coal at the Nacala port, having completed four shipments of coal as of January 2016.

  Dispositions and asset sales

          We are always seeking to optimize the structure of our portfolio of businesses in order to achieve the most efficient allocation of capital. We summarize below our most significant dispositions since the beginning of 2015.

  •
  Sale of gold stream from Salobo copper mine—In March 2015, we sold to Silver Wheaton (Caymans) Ltd. ("Silver Wheaton") an additional 25% of the gold produced as a by-product at our Salobo copper mine, in Brazil, for the life of that mine. We had previously sold 25% of such gold in 2013. In consideration for the March 2015 sale, we received an initial cash payment of US$900 million and ongoing payments of the lesser of US$400 per ounce (subject to a 1% annual inflation adjustment after 2017) and the prevailing market price, for each ounce of gold that we deliver under the agreement. We may receive an additional cash payment, ranging from US$88 million to US$720 million, if we expand our capacity to process Salobo copper ores to more than 28 Mtpy before 2036.

  •
  Sale of minority interest in Minerações Brasileiras Reunidas S.A.—In September 2015, we sold preferred shares representing 36.4% of the total capital of our subsidiary Minerações Brasileiras Reunidas S.A. ("MBR") to an affiliate of Banco Bradesco S.A. for R$4.0 billion, or US$1.089 billion. After the sale, Vale holds 61.9% of the total capital and 98.3% of its voting capital. Vale has an option to repurchase the shares after an initial period.

  •
  Sale of Isaac Plains Coal mine—In November 2015, we completed the sale of our 50% stake in the Isaac Plains joint venture and all associated assets to Stanmore Coal Limited ("Stanmore"). Under this agreement, we will pay A$21.6 million in 12 installments to Stanmore, which will assume our liabilities under the joint venture agreement. Stanmore has agreed to pay us royalties of A$2.0 per ton on the coal produced and sold at the Isaac Plains coal mine for a period of ten years, subject to a certain price thresholds, up to an aggregate amount of A$21.6 million.

  •
  Sale of Integra coal operations—In December 2015, we completed the sale of our 68.4% stake in the Integra Coal Joint Venture ("ICJV") and all the associated assets to Glencore Plc ("Glencore"). As consideration, Glencore has agreed to pay us royalties of A$1.50 per ton on the coal produced and sold by ICJV, based on mineral rights currently held by ICJV, proportional to our stake in ICJV prior to the sale and limited to an annual volume of two million metric tons for ten years. As part of the transaction, Glencore has assumed some, but not all, ICJV liabilities, including certain "take or pay" logistics agreements.

  •
  Sale of very large ore carriers—In 2015, we concluded the sale of 12 very large ore carriers of 400,000 DWT for an aggregate amount of US$1.316 billion. See —Restructuring our investments in iron ore shipping.

  Partnership in coal assets in Mozambique

          In December 2014, we entered into an investment agreement with Mitsui, pursuant to which Mitsui will acquire 15% of our stake in Vale Moçambique, which owns 95% of Moatize mine, and half of our equity stake in the companies holding the railroad and port concessions in the Nacala Corridor, in Mozambique and Malawi. The Mitsui investment is subject to conditions precedent, and is expected to close in 2016.

  •
  Moatize—Mitsui has agreed to acquire a 15% stake in Vale Moçambique, partly in a capital increase and partly from Vale. Mitsui has agreed to pay US$450 million, which may be increased by up to US$30 million or reduced by up to US$120 million, based on certain yield and production targets, through 2021. Mitsui will also provide additional funding, proportional to its 15% stake, to replace part of the funding of capital expenditures for the expansion of the Moatize mine provided by Vale since July 2014. Upon completion of the transaction, we will indirectly own 81% of the Moatize mine.

  •
  Nacala Corridor—Our equity stake in the companies holding the concessions in the Nacala Corridor will be transferred to a holding company jointly owned (50% each) and controlled by Vale and Mitsui. Mitsui will invest US$313 million in equity and quasi-equity instruments of this holding company. Vale and Mitsui are currently negotiating project financing that would meet one of the conditions to Mitsui's investment and replace part of the financing provided by Vale. See Lines of Business—Infrastructure—Railroads.

  Restructuring our investments in iron ore shipping

          Our strategy with respect to maritime shipping for our iron ore includes securing long-term access to shipping capacity for the transportation of our iron ore from Brazil to Asia and protecting against volatility in freight pricing, without incurring the costs relating to building and owning the ships. In 2014, we entered into framework agreements for strategic cooperation in iron ore transportation with three shipping companies and financial institutions based in China and Hong Kong. Pursuant to these framework agreements, we (i) sold a total of 12 of our very large ore carriers of 400,000 DWT for an aggregate amount of US$1.316 billion and (ii) entered into long-term contracts of affreightment with the Chinese ship owners, to secure the long-term transportation capacity to ship our iron ore from Brazil to Asia and to protect against volatility in freight costs. We also sold three of our capesize vessels for approximately US$23 million in 2015.

  Obtaining environmental licenses for expansion of N5S ore body in Carajás

          In May 2015, we obtained the environmental license for the expansion of our N5S mine pit located in Carajás, Brazil. This license supports our iron ore production growth process, especially the production plan for 2016.

  Restructuring our investments in power generation

          In 2015, we concluded transactions with CEMIG Geração e Transmissão S.A. ("CEMIG GT") to (i) sell 49% of our 9% stake in Norte Energia S.A. ("Norte Energia"), the company established to develop and operate the Belo Monte hydroelectric plant, in the Brazilian state of Pará, to CEMIG GT, for approximately R$310 million; and (ii) create two distinct joint ventures: Aliança Geração de Energia S.A. ("Aliança Geração"), which holds the participations previously held by us and CEMIG GT in power generation assets and projects, and Aliança Norte Energia Participações S.A. ("Aliança Norte"), which holds our and CEMIG GT's interests in Norte Energia. Our interests in these joint ventures are 55% and 51%, respectively.

  Suspension of certain iron ore operations in the Southern System

          In July 2015, we temporarily suspended operations at certain iron ore processing plants with higher beneficiation costs and lower quality products in the Paraopeba mining complex and reduced production of lower quality products at certain mines at the Minas Itabiritos mining complex, both in the Southern System. We have resumed some of these operations, although at lower productivity. The decision is consistent with our strategy to improve product quality and increase profit margins.

  Failure of Samarco's tailings dam in Minas Gerais

          On November 5, 2015, one of Samarco's tailings dams (Fundão) failed unexpectedly, releasing tailings downstream, reaching and flooding certain communities, including Bento Rodrigues, a small district of 600 people. The failure resulted in 18 fatalities, with one person still missing, and caused property and environmental damage to the affected areas, primarily in the state of Minas Gerais.

          Immediately after the dam failure, Samarco, together with the Civil Defense, Fire Department, Military Police and other authorities, provided first aid, food, water, housing, social assistance and financial aid to the affected families and individuals, and both Vale and BHPB, Samarco's shareholders, have been actively involved in supporting Samarco during this crisis.

          In addition to these emergency actions, Samarco has been monitoring the affected area, performing emergency work to contain any movement of tailings, reinforcing the structures of its dams and dikes to ensure the safety of the region and mitigating the environmental and social impacts of the event.

          Samarco has been cooperating with the investigations being conducted by the Civil Police. Samarco, together with Vale and BHPB hired an external firm to conduct an independent investigation. In order to assess the environmental and socio-economic impacts of the dam failure and assist with the development of a remediation plan, Samarco has also engaged international consulting specialists in engineering, environment and environmental emergencies, health and safety, social and security services.

          The dam failure resulted in the immediate stoppage of Samarco's mining operations in the state of Minas Gerais pursuant to order of government authorities. With the exception of two of its dams (the Fundão tailings dam and the Santarém water dam, which was impacted by the overflow of tailings from the Fundão dam), all other Samarco production assets were undamaged.

          Vale's operation in the Mariana mining complex, near Samarco's mining area, was also negatively impacted by the failure of Samarco's tailings dam. A major conveyor belt connecting our Fábrica Nova mine to our Timbopeba beneficiation plant was damaged and the Alegria mine is operating with a dry beneficiation process, at lower productivity. These factors caused a decrease in production at the Mariana mining complex in Minas Gerais by 3.0 Mt in 2015, which was offset by increased production from our other mines. The expected impact in 2016 is a decrease of 9 Mt in production at the Mariana mining complex, which we expect to be partially offset by increased production at our other mines. In addition, we have interrupted the sale of run of mine (ROM) from our Fazendão mine to Samarco. We are still exploring alternatives for these mines.

          As a consequence of the Fundão dam failure, Samarco incurred expenses, wrote off assets and recognized provisions for remediation, which affected its balance sheet and income statement. Because Samarco is a joint venture, these impacts are reflected on Vale's financial statements under the equity method, limited to its interest in Samarco's capital. Vale's investment in Samarco was reduced to zero and no liability was recognized in Vale's financial statements.

          The dam failure had no effect on Vale's cash flow for the year ended December 31, 2015.

          Samarco and its shareholders, Vale and BHPB, entered into a settlement agreement on March 2, 2016 with the federal Attorney General of Brazil, the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais) and certain other parties. The settlement agreement, which includes no admission of civil, criminal or administrative liability for the Fundão dam failure, is expected to resolve the lawsuit brought in Brazilian courts by several Brazilian governmental authorities. The settlement agreement is already effective, though the resolution of claims pursuant to the agreement remains subject to judicial approval. See Additional information—Legal proceedings—Legal proceedings related to failure of Samarco's tailings dam in Minas Gerais—Public civil action by the Brazilian government and others. There is no assurance as to whether and when the court will approve the resolution of claims. The term of the agreement is 15 years, renewable for successive one-year periods until all obligations under the agreement have been performed.

          Under the settlement agreement, Samarco, Vale and BHPB will establish a foundation to develop and implement remediation programs to restore the environment, local communities and the social condition of the affected areas and compensation programs to provide compensation where remediation is not feasible and, in some cases, beyond strictly compensatory measures.

          Samarco has agreed to provide funding to the foundation in the amount of R$2.0 billion in 2016, R$1.2 billion in 2017 and R$1.2 billion in 2018. Amounts Samarco has already spent on remediation and compensation will be applied towards its funding obligations. From 2019 to 2021, Samarco has agreed to provide funding based on the amounts needed to complete remaining remediation and compensation projects, subject to an annual minimum of R$800 million and an annual maximum of R$1.6 billion. The foundation will allocate an annual amount of R$240 million over 15 years to the implementation of compensation programs, and these annual amounts are included in the annual contributions described above for the first six years. Through the end of 2018, the foundation will also set aside R$500 million for basic sanitation in the affected areas.

          Samarco is currently unable to conduct ordinary mining and processing. Samarco's management is working on a plan that would permit it to resume operations, but the feasibility, timing and scope of restarting remain uncertain. If Samarco is able to resume operations, we expect that it will be able to generate all or a substantial part of the funding required under the agreement.

          To the extent Samarco does not meet its funding obligations, each of Vale and BHPB is obligated to provide funding to the foundation in proportion to its 50% interest in Samarco. Vale does not currently expect to record a provision in its financial statements in respect of these obligations, but if Samarco is eventually unable to resume operations or to meet its funding obligations, Vale could determine that it should recognize a provision.

          To comply with the settlement agreement, Samarco will continue to conduct and fund the humanitarian and environmental remediation and compensation works until the foundation is operational, which is likely to occur before the end of 2016.

          Vale is subject to a number of other legal and administrative proceedings in connection with the Fundão dam's failure. See Additional information—Legal proceedings—Legal proceedings related to failure of Samarco's tailings dam in Minas Gerais.

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

    4.1   Phosphates and nitrogen
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

  1.1    Iron ore and Iron ore pellets

  1.1.1    Iron ore operations

          We conduct our iron ore business in Brazil primarily at the parent-company level, through our wholly-owned subsidiary Mineração Corumbaense Reunida S.A. ("MCR") and through our subsidiary MBR. Our mines, all of which are open pit, and their related operations are mainly concentrated in three systems: the Southeastern, Southern and Northern Systems, each with its own transportation capabilities. We also conduct mining operations in the Midwestern System, and we have a 50% stake in Samarco. Samarco's operations have been suspended following the failure of one of its tailings dams located in Minas Gerais in November 2015 (see Business overview—Significant changes in our business—Failure of Samarco's tailings dam in Minas Gerais). We conduct each of our iron ore operations in Brazil under concessions from the federal government granted for an indefinite period. For more information about these concessions, see Regulatory matters—Mining rights and regulation of mining activities.

Company/Mining System	Location	Description/History	Mineralization	Operations	Power source	Access/Transportation
Vale
Northern System	Carajás, state of Pará	Open-pit mines and ore-processing plants. Divided into Serra Norte, Serra Sul and Serra Leste (northern, southern and eastern ranges). Since 1985, we have been conducting mining activities in the northern range, which is divided into three main mining areas (N4W, N4E and N5) and two major beneficiation plants. In 2014, we started a new mine and beneficiation plant in Serra Leste. We expect our operations in Serra Sul, where we are implementing our S11D project, to start in 2016.	High-grade hematite ore type (iron grade of more than 66% on average).	Open-pit mining operations. Beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. Output from the beneficiation process consists of sinter feed, pellet feed and lump ore.	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	EFC railroad transports the iron ore to the Ponta da Madeira maritime terminal in the Brazilian state of Maranhão. Serra Leste iron ore is transported by trucks from the mine site to EFC railroad.
Southeastern System	Iron Quadrangle, state of Minas Gerais	Three mining complexes: Itabira (two mines, with three major beneficiation plants), Minas Centrais (three mines, with three major beneficiation plants and one secondary plant) and Mariana (three mines, with two major beneficiation plants).	Ore reserves with high ratios of itabirite ore relative to hematite ore type. Itabirite ore type has iron grade of 35-60% and requires concentration to achieve shipping grade.	Open-pit mining operations. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining complexes.	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	EFVM railroad connects these mines to the Tubarão port.

Company/Mining System	Location	Description/History	Mineralization	Operations	Power source	Access/Transportation
Southern System	Iron Quadrangle, state of Minas Gerais	Three major mining complexes: Minas Itabirito (four mines and three major beneficiation plants); Vargem Grande (three mines and two major beneficiation plants); and Paraopeba (four mines and two major beneficiation plants). Part of these operations is conducted through our subsidiary MBR.	Ore reserves with high ratios of itabirite ore type relative to hematite ore type. Itabirite ore has iron grade of 35-60% and requires concentration to achieve shipping grade.	Open-pit mining operations. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining complexes.	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	MRS transports our iron ore products from the mines to our Guaíba Island and Itaguaí maritime terminals in the Brazilian state of Rio de Janeiro. EFVM railroad connects certain mines to the Tubarão port.
Midwestern System	State of Mato Grosso do Sul	Open-pit mining operations. Two mines and two plants located in the city of Corumbá.	Hematite ore type, which generates lump ore predominantly.	Open-pit mining operations. The beneficiation process for the run of mine consists of standard crushing and classification steps, producing lump and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Part of the sales are transported through barges traveling along the Paraguay river to the ports in Argentina, moving to Europe and Asia markets from there. Another part of the sales is delivered to customers in the ports of Corumbá.
Samarco	Iron Quadrangle, state of Minas Gerais	Integrated system comprised of two mines, three beneficiation plants, three pipelines, four pellet plants and a port.	Itabirite ore type.	Open-pit mining operations. The three beneficiation plants, located at the site, process the run-of-mine by means of standard crushing, milling and concentration steps, producing pellet feed and sinter feed. Samarco's mining operations have been suspended following the failure of one of its tailings dams located in Minas Gerais in November 2015 (see Business overview—Significant changes in our business—Failure of Samarco's tailings dam in Minas Gerais)	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Samarco.	Samarco mines supply Samarco pellet plants using three pipelines extending approximately 400 kilometers. These pipelines transport the iron ore from the beneficiation plants to the pelletizing plants, and from the pelletizing plants to the port in the Brazilian state of Espírito Santo.

  1.1.2    Iron ore production

          The following table sets forth information about our iron ore production.

		Production for the year ended December 31,
					2015 process recovery
Mine/Plant	Type	2013	2014	2015
		(million metric tons)			(%)
Southeastern System
Itabira	Open pit	34.0	35.5	35.5	55.2
Minas Centrais(1)	Open pit	37.8	33.0	41.2	67.7
Mariana	Open pit	37.6	38.9	35.9	81.8

Total Southeastern System		109.4	107.4	112.6

Southern System
Minas Itabirito	Open pit	31.0	33.0	31.6	72.3
Vargem Grande	Open pit	22.0	25.0	29.3	70.7
Paraopeba	Open pit	26.0	28.2	25.8	95.1

Total Southern System		79.0	86.2	86.7

Northern System
Serra Norte	Open pit	104.9	117.4	127.6	98.2
Serra Leste	Open pit	–	2.2	2.0	98.7

Total Northern System		104.9	119.6	129.6

Midwestern System
Corumba	Open pit	4.5	3.8	2.8	64.1
Urucum	Open pit	2.0	2.1	1.7	82.6

Total Midwestern System		6.5	5.8	4.5

Total Vale Systems(2)		299.8	319.0	333.4

Samarco(3)	Open pit	10.9	13.1	12.7	53.6

Total		310.7	332.1	346.1

(1)
Agua Limpa mine and plants are part of the Minas Centrais operations and are owned by Baovale Mineração S.A. ("Baovale"). We own 100% of the voting shares and 50% of the total shares of Baovale. Production figures for Água Limpa have not been adjusted to reflect our ownership interest.
(2)
Production figures do not include third-party ore purchases of 12.5 Mt in 2015, 12.3 Mt in 2014 and 10.6 Mt in 2013.
(3)
Production figures for Samarco, in which we have a 50% interest, have been adjusted to reflect our ownership interest.

  1.1.3    Iron ore pellets operations

          We produce iron ore pellets in Brazil and Oman, directly and through joint ventures, as set forth in the following table. We also have a 25% interest in two iron ore pelletizing plants in China, Zhuhai YPM Pellet Co., Ltd. ("Zhuhai YPM") and Anyang Yu Vale Yongtong Pellet Co., Ltd. ("Anyang"). Our total estimated nominal capacity is 64.7 Mtpy, including the full capacity of our pelletizing plants in Oman, but not including our joint ventures Samarco, Zhuhai YPM and Anyang. Of our total 2015 pellet production, including the production of our joint ventures, 68.6% was blast furnace pellets and 31.4% was direct reduction pellets, which are used in steel mills that employ the direct reduction process rather than blast furnace technology. We supply all of the iron ore requirements of our wholly-owned pellet plants and part of the iron ore requirements for Samarco and Zhuhai YPM. In 2015, we sold 9.8 million metric tons of run of mine to Samarco and 0.9 million metric tons of pellet feed to Zhuhai YPM. We suspended our sales of run of mine to Samarco following the failure of Samarco's tailings dam in November 2015.

Company/Plant	Description/History	Nominal capacity (Mtpy)	Power source	Other information	Vale's share (%)	Partners
Brazil:
Vale
Tubarão (state of Espírito Santo)	Three wholly owned pellet plants (Tubarão I, II and VIII) and five leased plants. Receives iron ore from our Southeastern System mines and distribution is made though our logistics infrastructure. Tubarão VIII plant started up in the first half of 2014.	36.7(1)	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	Operations at the Tubarão I and II pellet plants have been suspended since November 13, 2012 in response to changes in steel industry demand for raw materials, and replaced by Tubarão VIII, a newer and more efficient plant.	100.0	–
Fábrica (state of Minas Gerais)	Part of the Southern System. Receives iron ore from the João Pereira and Segredo mines. Production is mostly transported by MRS and EFVM.	4.5	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	–	100.0	–
Vargem Grande (state of Minas Gerais)	Part of the Southern System. Receives iron ore from the Sapecado, Galinheiro, Capitão do Mato and Tamanduá mines and the production is mostly transported by MRS.	7.0	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	–	100.0	–
São Luís (state of Maranhão)	Part of the Northern System. Receives iron ore from the Carajás mines and production is shipped to customers through our Ponta da Madeira maritime terminal.	7.5	Supplied through the national electricity grid. Produced directly by Vale.	On October 8, 2012, we suspended operations at the São Luís pellet plant for reasons similar to those supporting our suspension of operations at the Tubarão I and II plants.	100.0	–
Samarco	Four pellet plants with nominal capacity of 30.5 Mtpy. The pellet plants are located in the Ponta Ubu unit, in Anchieta, state of Espírito Santo. The fourth pellet plant started up in the first half of 2014.	30.5	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Samarco.	In 2014, we started up the fourth pellet plant with a capacity of 8.3 Mtpy, increasing Samarco's total nominal pellet capacity to 30.5 Mtpy. In January 2016, Samarco suspended its pelletizing operations as pelletizing feed became unavailable as a result of the suspension of its mining operations in November 2015.	50.0	BHP Billiton Brasil Ltda.

Company/Plant	Description/History	Nominal capacity (Mtpy)	Power source	Other information	Vale's share (%)	Partners
Oman:
Vale Oman Pelletizing Company LLC	Vale's industrial complex. Two pellet plants with a total nominal capacity of 9.0 Mtpy. The pelletizing plants are integrated with our distribution center that has a nominal capacity to handle 40.0 Mtpy.	9.0	Supplied through the national electricity grid.	Oman plants are supplied by iron ore from the Iron Quadrangle, state of Minas Gerais through the Tubarão Port.	70.0	Oman Oil Company S.A.O.C.

(1)
Our environmental operating licenses for the Tubarão pellet plants provide for a capacity of 36.2 Mtpy.

  1.1.4 Iron ore pellets production

          The following table sets forth information about our main iron ore pellet production.

	Production for the year ended December 31,
Company	2013	2014	2015
	(million metric tons)
Vale(1)	39.0	43.0	46.2
Samarco(2)	10.6	12.1	12.3

Total	49.6	55.1	58.5

(1)
Figure indicates actual production, including full production from our pellet plants in Oman, from the four pellet plants we leased in Brazil in 2008 and from the one pellet plant we leased in Brazil in 2012. We signed a 10-year operating lease contract for Itabrasco's pellet plant in October 2008. We signed a five-year operating lease contract for Kobrasco's pellet plant in June 2008, renewed for additional five years in 2013. We signed a 30-year operating lease contract for Nibrasco's two pellet plants in May 2008. On July 1, 2012, we signed a three-year operating lease for Hispanobras' pellet plant, which was renewed for three additional years in 2015, and started to consolidate its output with our production.
(2)
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

          In 2015 China accounted for 54% of our iron ore and iron ore pellet shipments, and Asia as a whole accounted for 69%. Europe accounted for 15%, followed by Brazil with 11%. Our 10 largest customers collectively purchased 126 million metric tons of iron ore and iron ore pellets from us, representing 38% of our 2015 iron ore and iron ore pellet sales volumes and 35% of our total iron ore and iron ore pellet revenues. In 2015, no individual customer accounted for more than 10.0% of our iron ore and iron ore pellet shipments.

          In 2015, the Asian market (mainly Japan, South Korea and Taiwan), the European market and the Brazilian market were the primary markets for our blast furnace pellets, while the Middle East, North America and North Africa were the primary markets for our direct reduction pellets.

          We strongly emphasize customer service in order to improve our competitiveness. We work with our customers to understand their objectives and to provide them with iron ore solutions to meet specific customer needs. Using our expertise in mining, agglomeration and iron-making processes, we search for technical solutions that will balance the best use of our world-class mining assets and the satisfaction of our customers. We believe that our ability to provide customers with a total iron ore solution and the quality of our products are both very important advantages helping us to improve our competitiveness in relation to competitors that may be more conveniently located geographically. In addition to offering technical assistance to our customers, we operate sales support offices in St. Prex (Switzerland), Tokyo (Japan), Seoul (South Korea), Singapore, Dubai (UAE) and Shanghai (China), which support the sales made by Vale International. These offices also allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries.

          In 2015, we launched a new iron ore fines blended product to better meet market needs. The Brazilian Blend Fines is a mix of fines from Carajás and the Southern System, and has good metallurgical and sintering performance. It is sold from our Teluk Rubiah Maritime Terminal in Malaysia, which reduces the time to reach Asian markets and increases our distribution capillarity by using smaller vessels.

          We sell iron ore and iron ore pellets under different arrangements, including long-term contracts with customers and on a spot basis through tenders and trading platforms. Our pricing is generally linked to market price indexes such as IODEX, and uses a variety of mechanisms, including current spot prices and average prices over specified periods. In cases where the products are delivered before the final price is determinable, we recognize the sale based on a provisional price with a subsequent adjustment reflecting the final price.

          In 2015, we hedged part of our total exposure to bunker oil prices relating to our owned fleet and long-term contracts of affreightment (used in connection with our CFR sales) under our hedge accounting program and relating to our FOB and domestic sales. Beginning in 2016, we are no longer entering in new bunker oil hedge transactions. Our bunker oil hedge transactions relating to our owned fleet and long-term contracts of affreightment were all settled in 2015, but we still have open hedge positions relating to our FOB and domestic sales.

  1.1.6 Competition

          The global iron ore and iron ore pellet markets are highly competitive. The main factors affecting competition are price, quality and range of products offered, reliability, operating costs and shipping costs.

          Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton, Rio Tinto Ltd ("Rio Tinto") and Fortescue Metals Group Ltd ("FMG"). We are competitive in the Asian market for two main reasons. First, steel companies generally seek to obtain the types (or blends) of iron ore and iron ore pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, in addition to its high grade, the alumina content of our iron ore is very low compared to Australian ores, reducing consumption of coke and increasing productivity in blast furnaces, which is particularly important during periods of high demand. When market demand is strong, our quality differential generally becomes more valuable to customers. Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and iron ore pellets.

          Our ownership and operation of logistics facilities in the Northern and Southeastern Systems help us ensure that our products are delivered on time and at a relatively low cost. In addition, we continue to develop a low-cost freight portfolio aimed at enhancing our ability to offer our products in the Asian market at competitive prices on a CFR basis, despite higher transportation costs compared to Australian producers. To support this strategy, we have built two distribution centers, one in Oman and another in Malaysia, and operate two floating transshipment stations ("FTS") in the Philippines. We are party to medium- and long-term freight contracts, and we own or charter vessels, including very large ore carriers. They reduce energy consumption and greenhouse emissions by carrying an increased amount of cargo in a single trip, offering lower shipping costs. These investments improve speed and flexibility for customization, and they shorten the time to market required for our products.

          Our principal competitors in the European market are Kumba Iron Ore Limited, Luossavaara Kiirunavaara AB ("LKAB"), Société Nationale Industrielle et Minière ("SNIM") and Iron Ore Company of Canada ("IOC"), a subsidiary of Rio Tinto. We are competitive in the European market for the same reasons as in Asia, but also due to the proximity of our port facilities to European customers.

          The Brazilian iron ore market is also competitive, and includes several small iron ore producers. Anglo American is ramping up the Minas-Rio project. Some steel companies, including Gerdau S.A. ("Gerdau"), Companhia Siderúrgica Nacional ("CSN"), Vallourec Tubos do Brasil S.A., Usiminas and Arcelor Mittal, also have iron ore mining operations. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in the Brazilian market.

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

Mining complex	Company	Location	Description/History	Mineralization	Operations	Power source	Access/ Transportation
Azul	Vale S.A.	State of Pará	Open-pit mining operations and on-site beneficiation plant.	High-grade ores (at least 40% manganese grade).	Crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported by truck and EFC railroad to the Ponta da Madeira maritime terminal.
Morro da Mina	Vale Manganês	State of Minas Gerais	Open-pit mining operations and one major beneficiation plant. In January 2015, we suspended operations due to market conditions.	Low-grade ores (24% manganese grade).	Crushing and screening/dense medium classification steps, producing lumps and fines to the Barbacena and Ouro Preto ferroalloy plants.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported by trucks to the Ouro Preto and Barbacena ferroalloy plants.
Urucum	MCR	State of Mato Grosso do Sul	Underground mining operations and on-site beneficiation plant.	High-grade ores (at least 40% manganese grade).	Crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported to the port of Rosario (Argentina) by barges traveling along the Paraguay and Paraná rivers.

          The following table sets forth information about our manganese ore production.

		Production for the year ended December 31,
					2015 process recovery
Mine	Type	2013	2014	2015
		(million metric tons)			(%)
Azul	Open pit	1.9	1.7	1.7	54.0
Morro da Mina(1)	Open pit	0.1	0.1	–	–
Urucum	Underground	0.4	0.6	0.7	83.0

Total		2.4	2.4	2.4

(1)
We suspended operations at Morro da Mina Mine in 2015 due to market conditions.

  1.2.2 Manganese ferroalloys operations and production

          We conduct our manganese ferroalloys business through our wholly-owned subsidiary Vale Manganês.

          The production of manganese ferroalloys consumes significant amounts of electricity, representing 2.7% of our total consumption in Brazil in 2015. The electricity supply to our ferroalloy plants is provided through power purchase agreements. For information on the risks associated with potential energy shortages, see Risk factors.

          We produce several types of manganese ferroalloys, such as high carbon and medium carbon ferro-manganese and ferro-silicon manganese.

Plant	Location	Description/History	Nominal capacity	Power source
Minas Gerais Plants	Cities of Barbacena and Ouro Preto	Barbacena has six furnaces, two refining stations and a briquetting plant. Ouro Preto has three furnaces.	74,000 tons per year at Barbacena plant and 65,000 tons per year at Ouro Preto plant.	Supplied through the national electricity grid. Acquired from independent producer through power purchase agreements.
Bahia Plant	City of Simões Filho	Four furnaces, two converters and a sintering plant.	150,000 tons per year.	Supplied through the national electricity grid. Energy acquired from CHESF or through power purchase agreements.

          The following table sets forth information about our manganese ferroalloys production.

	Production for the year ended December 31,
Plant	2013	2014	2015
	(thousand metric tons)
Barbacena	45	50	6
Ouro Preto	48	8	1
Simões Filho	82	113	92

Total	175	171	99

          We suspended operations at the Ouro Preto plant in February 2014, due to market conditions. In January 2015, the power purchase agreement pursuant to which we acquire energy for our Barbacena and Ouro Preto plants expired, and we also suspended operations in our Barbacena plant. We are considering alternatives for power supply to these plants, taking into consideration the energy prices and current market conditions for manganese ferroalloys.

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

          The manganese ferroalloy market is characterized by a large number of participants who compete primarily on the basis of price. The principal competitive factors in this market are the costs of manganese ore, electricity, logistics and reductants such as coke, coal and charcoal. We compete with both stand-alone producers and integrated producers that also mine their own ore. Our competitors are located principally in countries that produce manganese ore or carbon steel. For further information about demand and prices, see Operating and financial review and prospects—Major factors affecting prices.

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

Company/Mining System	Location	Description/History	Operations	Mining title	Power source	Access/Transportation
North Atlantic
Vale Canada	Canada—Sudbury, Ontario	Integrated mining, milling, smelting and refining operations to process ore into finished nickel with a nominal capacity of 66,000 metric tons of refined nickel per year and additional nickel oxide feed for the refinery in Wales. Mining operations in Sudbury began in 1885. Vale acquired the Sudbury operations in 2006.	Primarily underground mining operations with nickel sulfide ore bodies, which also contain some copper, cobalt, PGMs, gold and silver. We also smelt and refine an intermediate product, nickel concentrate, from our Voisey's Bay operations. In addition to producing finished nickel in Sudbury, we ship a nickel oxide intermediate product to our nickel refinery in Wales for processing to final products. We also have capabilities to ship nickel oxide to our Asian refineries. As part of our efforts to reduce sulfur dioxide and other air emissions to meet regulatory changes in Ontario and Manitoba, and to rationalize our smelting and refining assets across Canada, we will modify our processes including switching to a single flash furnace in Sudbury in 2017.	Patented mineral rights with no expiration date; mineral leases expiring between 2016 and 2035; and mining license of occupation with indefinite expiration date(1).	Supplied by Ontario's provincial electricity grid and produced directly by Vale.	Located by the Trans-Canada highway and the two major railways that pass through the Sudbury area. Finished products are delivered to the North American market by truck. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) through both east and west coast Canadian ports.
Vale Canada	Canada—Thompson, Manitoba	Integrated mining, milling, smelting and refining operations to process ore into finished nickel with a nominal capacity of 50,000 metric tons of refined nickel per year. Thompson mineralization was discovered in 1956 and Thompson operations were acquired by Vale in 2006.	Primarily underground mining operations with nickel sulfide ore bodies, which also contain some copper and cobalt. Local concentrate is combined with nickel concentrate from our Voisey's Bay operations for smelting and refining to high quality nickel plate product. Smelting and refining are being considered for phase out in Thompson, due to federal sulfur dioxide emission standards that came into effect in 2015. Vale has secured an extension for implementation of its current Pollution Prevention Plan under the Canadian Environmental Protection Act with Environment Canada, which permits smelting and refining through 2018, subject to negotiated emission limits.

				Order in Council leases expiring between 2020 and 2025; mineral leases expiring in 2034.	Supplied by the Provincial utility company.	Finished products are delivered to market by truck in North America. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) to final destination through both west coast and east coast Canadian ports.

Company/Mining System	Location	Description/History	Operations	Mining title	Power source	Access/Transportation
Vale Newfoundland & Labrador Limited	Canada—Voisey's Bay and Long Harbour, Newfoundland and Labrador	Integrated open-pit mining, milling, refining of ore into intermediate and finished nickel products and copper concentrates with an expected nominal capacity of approximately 50,000 metric tons of refined nickel per year upon ramp-up of the Long Harbour facility. Voisey's Bay's operations started in 2005 and were purchased by Vale in 2006.	Comprised of the Ovoid open pit mine, and deposits for underground operations at a later stage. We mine nickel sulfide ore bodies, which also contain copper and cobalt. Most nickel concentrates are currently shipped to our Sudbury and Thompson operations for final processing (smelting and refining) while copper concentrate is sold to the market. The Long Harbour facility continued to ramp up in 2015. During commissioning in 2015, Long Harbour processed a blend of Voisey's Bay high-grade nickel concentrates with nickel in matte from PTVI and will transition to Voisey's Bay concentrates in 2016.	Mining lease expiring in 2027, with a right of further renewals for ten year periods.	Power at Voisey's Bay is 100% supplied through Vale owned diesel generators. Power at the Long Harbour refinery is supplied by the provincial utility company.	The nickel and copper concentrates from Voisey's Bay are transported to the port by haulage trucks and then shipped by drybulk vessels to either overseas markets or to our Long Harbour and other Canadian operations for further refining.
Vale Europe Limited	U.K.—Clydach, Wales	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 40,000 metric tons per year. Clydach's refinery commenced operations in 1902 and was acquired by Vale in 2006.	Processes a nickel intermediate product, nickel oxide, supplied from either our Sudbury or Matsuzaka operation to produce finished nickel in the form of powders and pellets.	–	Supplied through the national electricity grid.	Transported to final customer in the UK and continental Europe by truck. Product for overseas customers are trucked to the ports of Southampton and Liverpool and shipped by ocean container.

Company/Mining System	Location	Description/History	Operations	Mining title	Power source	Access/Transportation
Asia Pacific
PT Vale Indonesia Tbk ("PTVI")	Indonesia—Sorowako, Sulawesi
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
					Produced primarily by PTVI's low cost hydroelectric power plants on the Larona River (there are currently three facilities). PTVI has thermal generating facilities in order to supplement its hydroelectric power supply with a source of energy that is not subject to hydrological factors.	Trucked approximately 55 km to the river port at Malili and then loaded onto barges in order to load break-bulk vessels for onward shipment.
Vale Nouvelle- Calédonie S.A.S ("VNC")	New Caledonia—Southern Province	Mining and processing operations (producer of nickel oxide, nickel hydroxide and cobalt carbonate). VNC's shares are held by Vale (80.5%), Sumic (14.5%) and Société de Participation Minière du Sud Caledonien SAS ("SPMSC") (5%).(2)	We are currently ramping up our nickel operation in New Caledonia. VNC utilizes a High Pressure Acid Leach ("HPAL") process to treat limonitic laterite and saprolitic laterite ores. We expect to continue to ramp-up VNC over the next two years to reach nominal production capacity of 57,000 metric tons per year of nickel contained in nickel oxide, which will be further processed in our refineries in Asia, and hydroxide cake form (IPNM), and 4,500 metric tons of cobalt in carbonate form.	Mining concessions expiring between 2016 and 2051. VNC has requested a renewal of the only concession that was scheduled to expire in 2015.	Supplied through the national electricity grid and by independent producers.	Products are packed into containers and are trucked approximately 4 km to Prony port and shipped by ocean container.

Company/Mining System	Location	Description/History	Operations	Mining title	Power source	Access/Transportation
Vale Japan Limited	Japan—Matsuzaka	Stand-alone nickel refinery (producer of intermediate and finished nickel), with nominal capacity of 60,000 metric tons per year. Vale owns 87.2% of the shares, and Sumitomo owns the remaining shares. The refinery was built in 1965 and was acquired by Vale in 2006.	Produces intermediate products for further processing in our refineries in Asia and the UK, and finished nickel products using nickel matte sourced from PTVI.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Products trucked over public roads to customers in Japan. For overseas customers, the product is loaded into containers at the plant and shipped from the ports of Yokkaichi and Nagoya.
Vale Taiwan Limited	Taiwan—Kaoshiung	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 18,000 metric tons per year. The refinery commenced production in 1983 and was acquired by Vale in 2006.	Produces finished nickel primarily for the stainless steel industry, using intermediate products from our Matsuzaka and New Caledonian operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Trucked over public roads to customers in Taiwan. For overseas customers, the product is loaded into containers at the plant and shipped from the port of Kaoshiung.
Vale Nickel (Dalian) Co., Ltd	China—Dalian, Liaoning	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 32,000 metric tons per year. Vale owns 98.3% of the shares and Ningbo Sunhu Chemical Products Co., Ltd. owns the remaining 1.7%. The refinery commenced production in 2008.	Produces finished nickel for the stainless steel industry, using intermediate products from our Matsuzaka and New Caledonian operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Product transported over public roads by truck and by railway to customers in China. It is also shipped in ocean containers to overseas and some domestic customers.

Company/Mining System	Location	Description/History	Operations	Mining title	Power source	Access/Transportation
South Atlantic
Vale/Onça Puma	Brazil—Ourilândia do Norte, Pará	Mining and smelting operation producing a high quality ferronickel for application within the stainless steel industry.	The Onça Puma mine is built on lateritic nickel deposits of saprolitic laterite ore. The operation produces ferronickel via the rotary kiln-electric furnace process. We are currently operating with a single line, with nominal capacity estimated at 25,000 metric tons per year. We will evaluate opportunities to restart the second line operations in light of market outlook and single line furnace performance considerations.	Mining concession for indefinite period.	Supplied through the national electricity grid. Produced directly by Vale or Aliança Geração, or acquired through power purchase agreements.	The ferro-nickel is transported by railroad to the Vila do Conde maritime terminal in the Brazilian state of Pará. It is exported in ocean containers.

(1)
In Sudbury, eight leases will expire in 2016. We have submitted applications for renewal of these leases, but the approval process will take a number of years. We can continue to operate while the approval process is ongoing.
(2)
Sumic is a joint venture between Sumitomo and Mitsui. Because VNC did not achieve a certain production target by December 2015, Vale Canada will purchase Sumic's entire equity interest in VNC pursuant to the provisions of the VNC shareholders' agreement. The share purchase price is US$135 million and Vale Canada will repay a total amount of US$218 million in debt funding provided by Sumic to VNC. The transaction will conclude in March 2016, but Vale Canada's payment of the share purchase price and repayment of Sumic's debt funding are due in March 2017. After conclusion of the transaction in March 2016, Vale will hold 95% of the shares of VNC. The other shareholder, SPMSC, has an obligation to increase its stake in VNC to 10% within two years after the startup of commercial production.

  2.1.2 Production

          The following table sets forth our annual mine production by operating mine (or, on an aggregate basis in the case of the Sulawesi operating areas operated by PTVI in Indonesia, because it is organized by mining areas rather than individual mines) and the average percentage grades of nickel and copper. The mine production at Sulawesi represents the product from PTVI's screening station delivered to PTVI's processing plant and does not include nickel losses due to drying and smelting. For our Sudbury, Thompson and Voisey's Bay operations, the production and average grades represent the mine product delivered to those operations' respective processing plants and do not include adjustments due to beneficiation, smelting or refining. For VNC's operation, in New Caledonia, the production and average grade represents in-place ore production and does not include losses due to processing.

	2013			2014			2015
	(thousands of metric tons, except percentages)
		Grade			Grade			Grade
	Production	% Copper	% Nickel	Production	% Copper	% Nickel	Production	% Copper	% Nickel
Ontario operating mines
Copper Cliff North	913	1.32	1.28	1,053	1.45	1.34	1,138	1.42	1.38
Creighton	915	2.01	2.19	903	1.81	2.47	774	2.00	2.33
Stobie	1,887	0.59	0.65	2,089	0.58	0.66	1,471	0.63	0.73
Garson	815	1.42	1.75	678	1.39	1.75	778	1.39	1.94
Coleman	1,515	3.15	1.52	1,385	3.10	1.52	1,309	2.95	1.56
Ellen	109	0.49	1.00	181	0.62	1.07	165	0.70	0.95
Totten	64	1.84	1.92	303	1.98	1.50	528	1.88	1.62
Gertrude	196	0.32	0.89	–	–	–	–	–	–

Total Ontario operations	6,414	1.61%	1.3%	6,591	1.57%	1.36%	6,164	1.64%	1.46%

Manitoba operating mines
Thompson	1,175	–	2.07	1,184	–	1.95	1,163	–	1.82
Birchtree	613	–	1.39	545	–	1.39	564	–	1.47

Total Manitoba operations	1,788	–	1.84%	1,729	–	1.78%	1,727	–	1.71%

Voisey's Bay operating mines
Ovoid	2,318	1.68%	2.89%	2,243	1.54%	2.58%	2,328	1.51%	2.57%

Sulawesi operating mining areas
Sorowako	4,369	–	2.00%	4,391	–	1.99%	4,694	–	1.99%

New Caledonia operating mines
VNC	1,860	–	1.36%	2,134	–	1.44%	2,561	–	1.41%

Brazil operating mines
Onça Puma	263	–	2.28%	1,358	–	2.19%	1,024	–	2.13%

          The following table sets forth information about our nickel production, including: nickel refined through our facilities and intermediates designated for sale. The numbers below are reported on an ore-source basis.

		Production for the year ended December 31,
Mine	Type	2013	2014	2015
		(thousand metric tons)
Sudbury(1)	Underground	69.4	64.3	54.4
Thompson(1)	Underground	24.5	26.1	24.8
Voisey's Bay(2)	Open pit	63.0	48.3	53.0
Sorowako(3)	Open cast	78.8	78.7	79.5
Onça Puma(4)	Open pit	1.9	21.4	24.4
New Caledonia(5)	Open pit	16.3	18.7	26.9
External(6)	–	6.4	17.5	27.6

Total(7)		260.2	274.9	290.6

(1)
Primary nickel production only (i.e., does not include secondary nickel from unrelated parties).
(2)
Includes finished nickel produced at our Sudbury and Thompson operations but reported on an ore-source basis at Voisey's Bay.
(3)
These figures have not been adjusted to reflect our ownership. We have a 59.2% interest in PTVI, which owns the Sorowako mines.
(4)
Primary production only. Nickel contained in ferro-nickel.
(5)
Nickel contained in nickel hydroxide ("NHC") and nickel oxide ("NiO"). These figures have not been adjusted to reflect our ownership. We have an 80.5% interest in VNC.
(6)
Finished nickel processed at our facilities using feeds purchased from unrelated parties.
(7)
These figures do not include tolling of feeds for unrelated parties.

  2.1.3 Customers and sales

          Our nickel customers are broadly distributed on a global basis. In 2015, 48% of our refined nickel sales were delivered to customers in Asia, 24% to North America, 27% to Europe and 1% to other markets. We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts generally provide stable demand for a significant portion of our annual production.

          Nickel is an exchange-traded metal, listed on the LME, and most nickel products are priced according to a discount or premium to the LME price, depending primarily on the nickel product's physical and technical characteristics. Our finished nickel products represent what is known in the industry as "primary" nickel, meaning nickel produced principally from nickel ores (as opposed to "secondary" nickel, which is recovered from recycled nickel-containing material). Finished primary nickel products are distinguishable in terms of the following characteristics, which determine the product price level and the suitability for various end-use applications:

  •
  nickel content and purity level: (i) intermediates have various levels of nickel content, (ii) nickel pig iron has 1.5-6% nickel, (iii) ferro-nickel has 10-40% nickel, (iv) refined nickel with less than 99.8% nickel, including products such as Tonimet™ and Utility™ nickel, (v) standard LME grade nickel has a minimum of 99.8% nickel, and (vi) high purity nickel has a minimum of 99.9% nickel and does not contain specific elemental impurities;

  •
  shape (such as pellets, discs, squares, and strips); and

  •
  size (which varies with the type of product and range from spherical products such as sub-micron sized powders or 5mm in diameter granules to rectangular shapes such as cathode sheets that are 1,000mm by 750mm by 15 mm).

          In 2015, the principal end-use applications for nickel were:

  •
  stainless steel (67% of global nickel consumption);

  •
  non-ferrous alloys, alloy steels and foundry applications (17% of global nickel consumption);

  •
  nickel plating (7% of global nickel consumption); and

  •
  specialty applications, such as batteries, chemicals and powder metallurgy (9% of global nickel consumption).

          In 2015, 58% of our refined nickel sales were made into non-stainless steel applications, compared to the industry average for primary nickel producers of 33%, which brings more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

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

  2.1.4 Competition

          The global nickel market is highly competitive. Our key competitive strengths include our long-life mines, our low cash costs of production relative to other nickel producers, sophisticated exploration and processing technologies, and a diversified portfolio of products. Our global marketing reach, diverse product mix, and technical support direct our products into applications and geographic regions that offer the highest margins for our products.

          Our nickel deliveries represented 15% of global consumption for primary nickel in 2015. In addition to us, the largest suppliers in the nickel industry (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Mining and Metallurgical Company Norilsk Nickel, Jinchuan Nonferrous Metals Corporation, Glencore and South 32. Together with us, these companies accounted for about 46% of global refined primary nickel production in 2015.

          While stainless steel production is a major driver of global nickel demand, stainless steel producers can use nickel products with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. Between 2012 and 2015, secondary nickel has accounted for about 40-43% of total nickel used for stainless steels, and primary nickel has accounted for about 57-60%. Nickel pig iron, a low-grade nickel product made primarily in China from imported lateritic ores, is suitable for use in stainless steel production. In recent years, Chinese domestic production of nickel pig iron accounted for the majority of world nickel supply growth. From January 2014 onwards, Chinese nickel pig iron production was adversely affected by export restriction of unprocessed ores from Indonesia. As a result, nickel pig iron production is estimated to have declined 20% year-over-year to approximately 360,000 metric tons, representing 19% of world primary nickel supply. Significant stockpiles of Indonesian ores within China, as well as increased ore exports from the Philippines, mitigated the effect of this decrease in nickel pig iron production in 2015. We anticipate that Chinese nickel pig iron production will decline further in 2016 and 2017, with the depletion of high-grade ore stockpiles in China.

          Competition in the nickel market is based primarily on quality, reliability of supply and price. We believe our operations are competitive in the nickel market because of the high quality of our nickel products and our relatively low production costs.

          2.2    Copper

          2.2.1    Operations

          We conduct our copper operations at the parent-company level in Brazil and through our subsidiaries in Canada.

Mining complex/Location	Location	Description/History	Mineralization/Operations	Mining title	Power source	Access/Transportation
Brazil
Vale/Sossego	Carajás, state of Pará.	Two main copper ore bodies, Sossego and Sequeirinho and a processing facility to concentrate the ore. Sossego was developed by Vale, started production in 2004 and has a nominal capacity of 100,000 tpy of copper in concentrates.	The copper ore is mined using the open-pit method, and the run-of-mine is processed by means of standard primary crushing and conveying, SAG milling (a semi-autogenous mill that uses a large rotating drum filled with ore, water and steel grinding balls to transform the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.	Mining concession for indefinite period.	Supplied through the national electricity grid. Produced directly by Vale or Aliança Geração, or acquired through power purchase agreements.	We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Itaqui Port in São Luís, in the Brazilian state of Maranhão. We constructed an 85-kilometer road to link Sossego to Parauapebas.
Vale/Salobo	Carajás, state of Pará.	Salobo I processing plant started production in 2012 and has a total capacity of 100,000 tpy of copper in concentrates. The open pit mine and mill are concluding their ramp up to a capacity of 200,000 tpy of copper in concentrates with the full implementation of Salobo II expansion.	Our Salobo copper and gold mine is mined using the open-pit method, and the run-of-mine is processed by means of standard primary and secondary crushing, conveying, roller press grinding, ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.	Mining concession for indefinite period.	Supplied through the national electricity grid. Acquired through power purchase agreements.	We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Itaqui Port in São Luís, in the Brazilian state of Maranhão. We constructed a 90-kilometer road to link Salobo to Parauapebas.

Mining complex/Location	Location	Description/History	Mineralization/Operations	Mining title	Power source	Access/Transportation
Canada
Vale Canada	Canada—Sudbury, Ontario	See —Base metals—Nickel—Operations	We produce two intermediate copper products, copper concentrates and copper anodes, and we also produce final copper product, electrowon copper cathode as a by-product of our nickel refining operations. As part of our efforts to reduce sulfur dioxide and other air emissions to meet regulatory changes in Ontario and Manitoba, and to rationalize our smelting and refining assets across Canada, we will modify our processes including switching to a single flash furnace in Sudbury in 2017. To prepare for this change, we will shut down our Sudbury copper anode production facility in 2016 resulting in increased production of copper concentrate and copper intermediate.	See —Base metals—Nickel—Operations
Vale Canada/ Voisey's Bay	Canada—Voisey's Bay, Newfoundland and Labrador	See —Base metals—Nickel—Operations	At Voisey's Bay, we produce copper concentrates.	See —Base metals—Nickel—Operations
Zambia
Lubambe	Zambian Copperbelt	Lubambe copper mine, which includes an underground mine, plant and related infrastructure. Teal Minerals ("TEAL") (our 50/50 joint venture with African Rainbow Minerals ("ARM")) has an 80% indirect stake in Lubambe. ZCCM Investments Holdings PLC holds the remaining (20%) stake.	Nominal production capacity of 45,000 metric tons per year of copper in concentrates. Production started in October 2012.	Mining concessions expiring in 2033.	Long-term energy supply contract with Zesco (Zambian state owned power supplier).	Copper concentrates are transported by truck to local smelters.

  2.2.2 Production

          The following table sets forth information on our copper production.

		Production for the year ended December 31,
Mine	Type	2013	2014	2015
		(thousand metric tons)
Brazil:
Salobo	Open pit	65	98	155
Sossego	Open pit	119	110	104
Canada:
Sudbury	Underground	103	98	98
Voisey's Bay	Open pit	36	33	32
Thompson	Underground	2	2	1
External(1)	–	24	29	23
Chile:
Tres Valles(2)	Open pit and underground	11	–	–
Zambia:
Lubambe(3)	Underground	9	10	10

Total		370	380	424

(1)
We process copper at our facilities using feed purchased from unrelated parties.
(2)
We sold the Tres Valles mine in December 2013. The 2013 production level in the table is through the end of October.
(3)
Vale's attributable production capacity of 40%, which represents 80% of indirect interest through our 50% participation.

  2.2.3 Customers and sales

          We sell copper concentrates from Sossego and Salobo under medium and long-term contracts to copper smelters in Europe, India and Asia. We have medium-term copper supply agreements with Glencore Canada Corporation for the sale of copper anodes and most of the copper concentrates produced in Sudbury. We sell copper concentrates from Voisey's Bay under medium-term contracts to customers in Europe. We sell electrowon copper from Sudbury in North America under short-term sales agreements.

  2.2.4 Competition

          The global refined copper market is highly competitive. Producers are integrated mining companies and custom smelters, covering all regions of the world, while consumers are principally wire rod and copper-alloy producers. Competition occurs mainly on a regional level and is based primarily on production costs, quality, reliability of supply and logistics costs. The world's largest copper cathode producers are Corporación Nacional del Cobre de Chile ("Codelco"), Freeport McMoRan Copper & Gold Inc. ("Freeport-McMoRan"), Aurubis AG, Jiangxi Copper Corporation Ltd. and Glencore, operating at the parent-company level or through subsidiaries. Our participation in the global refined copper cathodes market is marginal as we position ourselves more competitively in the copper concentrate market.

          Copper concentrate and copper anode are intermediate products in the copper production chain. Both the concentrate and anode markets are competitive, having numerous producers but fewer participants and smaller volumes than in the copper cathode market due to the high levels of integration by the major copper producers.

          In the copper concentrate market, mining occurs on a world basis with a predominant share from South America, while consumers are custom smelters located mainly in Europe and Asia. Competition in the custom copper concentrate market occurs mainly on a global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are BHP Billiton, Glencore, Freeport McMoRan, Codelco and Antofagasta plc operating at the parent-company level or through subsidiaries. Our market share in 2015 was about 4% of the total custom copper concentrate market.

          The copper anode/blister market is very limited; generally, anodes are produced to supply each company's integrated refinery. The trade in anodes/blister is limited to those facilities that have more smelting capacity than refining capacity or to those situations where logistics cost savings provide an incentive to source anodes from outside smelters. The largest competitors in the copper anode market in 2015 included Glencore, Codelco, and China Nonferrous Metals, operating at the parent-company level or through subsidiaries.

  2.3 PGMs and other precious metals

          As by-products of our Sudbury nickel operations in Canada, we recover significant quantities of PGMs, as well as small quantities of gold and silver. We operate a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products using feed from our Sudbury operation. We have a refinery in Acton, England, where we process our intermediate products, as well as feeds purchased from unrelated parties and toll-refined materials. In 2015, PGM concentrates from our Canadian operations supplied about 60% of our PGM production, which also includes metals purchased from unrelated parties. Our base metals marketing department sells our own PGMs and other precious metals, as well as products from unrelated parties and toll-refined products, on a sales agency basis. Our copper concentrates from our Salobo and Sossego mines in Carajás, in the Brazilian state of Pará, also contain gold, the value of which we realize in the sale of those products.

          In February 2013, we sold to Silver Wheaton 25% of the gold produced as a by-product at our Salobo copper mine, in Brazil, for the life of that mine, and 70% of the gold produced as a by-product at our Sudbury nickel mines, in Canada, for 20 years. In March 2015, we sold to Silver Wheaton an additional 25% of the gold produced as a by-product at our Salobo copper mine. See Business overview—Significant changes in our business. Pursuant to the gold stream contract, Silver Wheaton received 141,879 oz. of gold in 2015.

          The following table sets forth information on our precious metals production.

Mine	Type	2013	2014	2015
		(thousand troy ounces)
Sudbury:
Platinum	Underground	145	182	154
Palladium	Underground	352	398	341
Gold(1)	Underground	91	83	89
Salobo:
Gold(1)	Open pit	117	160	251
Sossego:
Gold	Open pit	78	78	80

(1)
Figures represent 100% of Salobo and Sudbury gold production and do not deduct the portion of the gold sold to Silver Wheaton.

  2.4 Cobalt

          We recover significant quantities of cobalt as a by-product of our nickel operations. In 2015, we produced 1,448 metric tons of refined cobalt metal at our Port Colborne refinery, 2,926 metric tons of cobalt in a cobalt-based intermediate product at our nickel operations in Canada and New Caledonia, and our remaining cobalt production consisted of 159 metric tons of cobalt contained in other intermediate products (such as nickel concentrates). As a result of the ramp-up of VNC operations in New Caledonia, our production of cobalt intermediate as a by-product of our nickel production is increasing. We sell cobalt on a global basis. Our cobalt metal is electro-refined at our Port Colborne refinery and has very high purity levels (99.8%), which is superior to the LME contract specification. Cobalt metal is used in the production of various alloys, particularly for aerospace applications, as well as the manufacture of cobalt-based chemicals.

          The following table sets forth information on our cobalt production.

		Production for the year ended December 31,
Mine	Type	2013	2014	2015
		(metric tons)
Sudbury	Underground	853	833	751
Thompson	Underground	292	489	365
Voisey's Bay	Open pit	1,256	952	849
New Caledonia	Open pit	1,117	1,384	2,391
External sources(1)	–	13	84	177

Total		3,532	3,743	4,533

(1)
These figures do not include tolling of feeds for unrelated parties.

3. Coal

          3.1 Operations

          We produce metallurgical and thermal coal through our subsidiaries Vale Moçambique, which operates the Moatize mine, and Vale Australia, which operates the Carborough Downs mine. We also have a minority interest in a Chinese company, Henan Longyu Energy Resources Co., Ltd. ("Longyu").

          In December 2014, we entered into an investment agreement providing for Mitsui to acquire 15% of our stake in Vale Moçambique. Our equity stake in Vale Moçambique will be transferred to a holding company controlled by Vale (85%) and Mitsui (15%). The value attributed to Mitsui's 15% stake in Vale Moçambique is US$450 million, and Mitsui will be responsible for 15% of the capital expenditures incurred since the signing of the agreement. The transaction is subject to certain conditions precedent, and closing is expected for 2016.

Company/Mining complex	Location	Description/History	Mineralization/ Operations	Mining title	Power source	Access/ Transportation
Vale Moçambique
Moatize	Tete, Mozambique	Open-cut mine, which was developed directly by Vale. Operations started in August 2011 and are expected to reach a nominal production capacity of 22 Mtpy, considering the Moatize expansion, comprised of metallurgical and thermal coal and the Nacala Logistics Corridor ramp up. Vale has an indirect 95.0% stake, and the remaining is owned by Empresa Moçambicana de Exploração Mineira, S.A. Upon conclusion of the agreement signed in December 2014, Mitsui will acquire 15% of Vale's stake in Vale Moçambique.	Produces metallurgical and thermal coal. Moatize's main branded product is the Chipanga premium hard coking coal, but there is operational flexibility for multiple products. The optimal product portfolio will come as a result of market trials. Coal from the mines is currently processed at a coal handling and processing plant ("CHPP") with a capacity of 4,000 metric tons per hour. An additional CHPP is under construction, which will increase capacity by additional 4,000 metric tons per hour.	Mining concession expiring in 2032, renewable thereafter.	Supplied by local utility company. Back up supply on site.	The coal is transported from the mine to the Beira Port by the Linha do Sena railway and, starting in January 2016, to the port at Nacala-à-velha via the Nacala Corridor.
Vale Australia
Carborough Downs	Bowen Basin, Queensland	Acquired from AMCI in 2007. Carborough Downs mining leases overlie the Rangal Coal Measures of the Bowen Basin with the seams of Leichardt and Vermont. Both seams have coking properties and can be beneficiated to produce coking coal and pulverized coal injection ("PCI") products. Vale has a 90.0% stake and the remaining is owned by JFE and Posco.	Metallurgical coal mined by longwall methods. The Leichardt seam is currently our main target for development and constitutes 100% of the current reserve and resource base. Carborough Downs coal is processed at the Carborough Downs CHPP, which is capable of processing 1,000 metric tons per hour.	Mining tenements expiring in 2035 and 2039.	Supplied through the national electricity grid. Acquired from local utility companies.	The product is loaded onto trains at a rail loadout facility and transported 163 kilometers to the Dalrymple Bay Coal Terminal, Queensland, Australia.

  3.2 Production

          The following table sets forth information on our marketable coal production.

		Production for the year ended December 31,
Operation	Mine type	2013	2014	2015
		(thousand metric tons)
Metallurgical coal:
Vale Australia
Integra Coal(1)(4)	Underground and open-cut	1,410	715	–
Isaac Plains(2)(4)	Open-cut	656	746	–
Carborough Downs(3)	Underground	2,447	1,857	2,383
Vale Moçambique
Moatize(5)	Open-cut	2,373	3,124	3,401

Total metallurgical coal		6,885	6,443	5,784

Thermal coal:
Vale Australia
Integra Coal(1)	Open-cut	87	92	–
Isaac Plains(2)	Open-cut	347	326	–
Vale Moçambique
Moatize(5)	Open-cut	1,444	1,784	1,560

Total thermal coal		1,878	2,202	1,560

(1)
These figures correspond to our 64.8% equity interest in Integra Coal, as of the sale of our equity interest in December 2015.
(2)
These figures correspond to our 50.0% equity interest in Isaac Plains, as of the sale of our equity interest in November 2015.
(3)
The figures for 2013 and 2014 correspond to our 85.0% equity interest in Carborough Downs. Our equity interest in Carborough Downs increased to 90% in December 2014 ; the figures for 2015 correspond to our 90% equity interest in Carborough Downs.
(4)
Operations at Integra Coal and Isaac Plains have been suspended since May and November 2014, respectively, and our stake in each mine, as well as associated assets was sold in December and November 2015, respectively.
(5)
These figures correspond to 100% production at Moatize, and are not adjusted to reflect our ownership.

  3.3 Customers and sales

          Coal sales from our Australian operations are primarily focused on Asia. Coal sales from our Moatize operations, in Mozambique, target global steel and energy markets, including Asia, Africa, Europe and the Americas. Our Chinese coal joint venture directs its sales into the Chinese domestic market.

  3.4 Competition

          The global coal industry comprises markets for black (metallurgical and thermal) and brown (lignite) coal, and is highly competitive.

          The demand for steel, especially in Asia, underpins demand for metallurgical coal, while demand for electricity underpins demand for thermal coal. We expect robust supply and low prices for metallurgical coal in the next few years, which will reduce investments in new greenfield projects and may result in supply imbalances in the long term. Port and rail constraints in certain supply regions, which cannot be solved without significant capital expenditures, could lead only to limited availability of incremental metallurgical coal production.

          Competition in the coal industry is based primarily on the economics of production costs, coal quality and transportation costs. Our key competitive strengths are completion of a new and competitive transportation corridor, the proximity to the Atlantic and Indian markets (as compared to our main competitors) and the size and quality of our reserves.

          Major participants in the seaborne coal market are subsidiaries, affiliates and joint ventures of BHP Billiton, Glencore Xstrata, Anglo American, Rio Tinto, Teck Cominco, Peabody, Walter Energy and the Shenhua Group, among others.

4. Fertilizer nutrients

  4.1 Phosphates and nitrogen

          We operate our phosphates business through subsidiaries and joint ventures, as set forth in the following table.

		Our share of capital
Company	Location	Voting	Total	Partners
		(%)
Vale Fertilizantes	Uberaba, Brazil	100.0	100.0	–
Compañia Minera Miski Mayo S.R.L., located in Bayóvar, Peru.	Bayóvar, Peru(1)	51.0	40.0	Mosaic, Mitsui

(1)
Our participation in Compañia Minera Miski Mayo S.R.L is held through MVM Resources International, B.V.

          Vale Fertilizantes is a producer of phosphate rock, phosphate ("P") fertilizers (e.g., monoammonium phosphate ("MAP"), triple superphosphate ("TSP") and single superphosphate ("SSP")), dicalcium phosphate ("DCP") and nitrogen ("N") fertilizers (e.g., ammonia and ammonium nitrate). It is the largest producer of phosphate and nitrogen crop nutrients in Brazil. Vale Fertilizantes operates the following phosphate rock mines, through concessions for indefinite period: Catalão, in the Brazilian state of Goiás, Tapira, Patos de Minas and Araxá, all in the Brazilian state of Minas Gerais, and Cajati, in the Brazilian state of São Paulo. In addition, Vale Fertilizantes has nine processing plants for the production of phosphate and nitrogen nutrients, located in Catalão in the Brazilian state of Goiás; Araxá, Patos de Minas and Uberaba, which are all in the Brazilian state of Minas Gerais; and Guará, Cajati and three plants in Cubatão, which are all in the Brazilian state of São Paulo.

          Since 2010 we have also operated the Bayóvar phosphate rock mine in Peru, with nominal capacity of 3.9 Mtpy, through a concession for indefinite period.

          The following table sets forth information about our phosphate rock production.

		Production for the year ended December 31,
Mine	Type	2013	2014	2015
		(thousand metric tons)
Bayóvar	Open pit	3,546	3,801	3,881
Catalão	Open pit	1,057	1,055	1,000
Tapira	Open pit	1,869	2,005	1,970
Patos de Minas(1)	Open pit	53	73	23
Araxá	Open pit	1,111	883	707
Cajati	Open pit	640	605	581

Total		8,277	8,421	8,163

(1)
Patos de Minas operation was suspended in the third quarter of 2015 due to market conditions.

          The following table sets forth information about our phosphate and nitrogen nutrients production.

	Production for the year ended December 31,
Product	2013	2014	2015
	(thousand metric tons)
Monoammonium phosphate (MAP)	1,128	1,065	1,097
Triple superphosphate (TSP)	905	910	866
Single superphosphate (SSP)	2,102	1,854	1,953
Dicalcium phosphate (DCP)	444	502	480
Ammonia(1)	347	178	138
Urea(2)	219	–	–
Nitric acid	416	469	475
Ammonium nitrate	419	485	515

(1)
After the sale of Araucária in June 2013, we only produce ammonia in our Cubatão plant.
(2)
After the sale of Araucária in June 2013, we no longer produce urea.

  4.2 Potash

          We conduct potash operations in Brazil at the parent-company level, with mining concessions of indefinite duration. We have leased Taquari-Vassouras, the only potash mine in Brazil (in Rosario do Catete, in the Brazilian state of Sergipe), from Petrobras since 1992. In April 2012, we extended the lease for 30 more years. The following table sets forth information on our potash production.

		Production for the year ended December 31,
					2015 process recovery
Mine	Type	2013	2014	2015
		(thousand metric tons)			(%)
Taquari-Vassouras	Underground	492	492	481	82.9

  4.3 Customers and sales

          All potash sales from the Taquari-Vassouras mine are to the Brazilian market. In 2015, our sales represented approximately 5% of total potash delivered in Brazil. We have a strong presence and long-standing relationships with the major market participants in Brazil, with more than 50% of our sales in 2015 generated from four long-term customers.

          Our phosphate products (MAP, TSP, SSP) are mainly sold to fertilizer blenders. In 2015, our sales represented approximately 31% of total phosphate delivered in Brazil. In the high-concentration segment, our production represented 86% of total Brazilian production. In the low-concentration phosphate nutrients segment our production represented 38% of total Brazilian production, with products like SSP.

          Our nitrogen segment produces 100% of the ammonium nitrate produced in Brazil. Additionally we are a leading supplier of explosive-grade ammonium nitrate in the Brazilian market.

  4.4 Competition

          The industry is divided into three major nutrients: potash, phosphate and nitrogen. There are limited resources of potash around the world, with Canada, Russia and Belarus being the most important sources, each of them having only a few producers. The industry requires a high level of investment and a long time for a project to mature. In addition, the potash industry is highly concentrated, with the five major producers accounting for 69% of total world production capacity.

          Phosphate rock is more available, but the major exporters are located in Morocco, Algeria, Jordan, Egypt and Peru. The top five phosphate rock producing countries (China, Morocco, United States, Russia and Jordan) accounted for 78% of global production in 2015, of which roughly 10% was exported. However, higher value-added products such as MAP and DAP are usually traded instead of phosphate rock due to cost efficiency.

          Brazil is one of the largest agribusiness markets in the world due to its high production, exports and consumption of grains and biofuels. It is the fourth-largest consumer of fertilizers in the world and one of the largest importers of potash, phosphates and nitrogen. Brazil imports 95% of its potash consumption, which amounted to approximately 5.1 Mtpy of equivalent K2O (potassium oxide) in 2015, 8% lower than in 2014, from Canadian, Belarusian, Russian, German, Chilean and Israeli producers, in descending order. In terms of global consumption, China, the United States, Brazil and India represented 58% of the total, with Brazil alone representing 14% of total global consumption. Our potash operation and projects are highly competitive in terms of cost and logistics to supply the Brazilian market.

          Most phosphate rock concentrate is consumed locally by downstream integrated producers, with the seaborne market corresponding to 14% of total phosphate rock production. Major phosphate rock exporters are concentrated in North Africa, mainly through state-owned companies, with Moroccan OCP Group holding 29% of the total seaborne market. The seaborne trade of phosphate rock supplies non-integrated producers of phosphate fertilizer products such as SSP, TSP and MAP. Brazil imports 54% of its phosphate consumption, which amounted to approximately 2.6 Mtpy of equivalent P2O5 (phosphorus pentoxide) in 2015, 17% lower than in 2014, being the main sources: Morocco, Russia, USA and China, in descending order. Our phosphate operations are highly competitive in terms of cost and logistics to supply the Brazilian market.

          Nitrogen-based fertilizers are derived primarily from ammonia (NH3), which, in turn, is made from nitrogen present in the air and natural gas, making this an energy-intensive nutrient. Ammonia is the main component of nitrogen-based fertilizers like ammonium nitrate and urea. Production of nitrogen-based fertilizers has a regional profile due to the high cost associated with transportation and storage of ammonia, which requires refrigerated and pressurized facilities. As a result, only 10% of the ammonia produced worldwide is traded in global markets. Asia receives the largest volume of imports, accounting for 34% of global trade. The main exporting countries are Russia, Trinidad and Canada. Our nitrogen operation is highly competitive in terms of cost and logistics to supply the Brazilian market.

5. Infrastructure

  5.1 Logistics

          We have developed our logistics business based on the transportation needs of our mining operations and we also provide transportation services for other customers.

          We conduct our logistics businesses at the parent-company level and through subsidiaries and joint ventures, as set forth in the table below.

			Our share of capital
Company	Business	Location	Voting	Total	Partners
			(%)
Vale	Railroad (EFVM and EFC), port and maritime terminal operations	Brazil	–	–	–
VLI(1)	Railroad, port, inland terminal and maritime terminal operations. Holding of certain general cargo logistics assets	Brazil	37.6	37.6	FI-FGTS, Mitsui and Brookfield
MRS	Railroad operations	Brazil	47.1	48.2	CSN, Usiminas Participações e Logísticas and Gerdau
CPBS	Port and maritime terminal operations	Brazil	100	100	–
PTVI	Port and maritime terminal operations	Indonesia	59.2	59.2	Sumitomo, public investors
Vale Logística Argentina	Port operations	Argentina	100	100	–
CEAR(2)(4)	Railroad	Malawi	43.4	43.4	Portos e Caminhos de Ferro de Moçambique, E.P.
CDN(3)(4)	Railroad and maritime terminal operations	Mozambique	43.4	43.4	Portos e Caminhos de Ferro de Moçambique, E.P.
CLN(4)	Railroad and port operations	Mozambique	80.0	80.0	Portos e Caminhos de Ferro de Moçambique, E.P.
Vale Logistics Limited(4)	Railroad operations	Malawi	100	100	–
Transbarge Navegación	Paraná and Paraguay Waterway System (Convoys)	Paraguay	100	100	–
VNC(5)	Port and maritime terminal operations	New Caledonia	80.5	80.5	Sumic, SPMSC
VMM	Port and maritime terminal operations	Malaysia	100	100	–
Vale Newfoundland & Labrador Limited	Port operations	Voisey's Bay and Long Harbour, in Newfoundland and Labrador	100	100	–
Vale Oman Distribution Center LLC	Port and maritime terminal operations	Oman	100	100	–

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
(4)
Upon completion of the transaction with Mitsui, we will hold indirectly 21.7% of the voting and total capital of CEAR, 21.7% of the voting and total capital of CDN, 40% of the voting and total capital of CLN and 50% of the voting and total capital of VLL.
(5)
After the conclusion of the sale of Sumic's 10.5% stake in VNC to Vale in March 2016, Vale will hold 95% of the shares of VNC.

  5.1.1 Railroads

  Brazil

          Vitória a Minas railroad ("EFVM").    The EFVM railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais to the Tubarão Port, in Vitória, in the Brazilian state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The EFVM railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located in this area and major agricultural regions are also accessible to it. VLI has rights to use railroad transportation capacity on our EFVM railroad. In 2015, the EFVM railroad transported a daily average of 341.6 metric tons of iron ore, or a total of 80.2 billion ntk of iron ore and other cargo. The EFVM railroad also carried 967 thousand passengers in 2015. In 2015, we had a fleet of 333 locomotives and 15,263 wagons at EFVM.

          Carajás railroad ("EFC").    The EFC railroad links our Northern System mines in the Carajás region in the Brazilian state of Pará to the Ponta da Madeira maritime terminal, in São Luis, in the Brazilian state of Maranhão. We operate the EFC railroad under a 30-year renewable concession, which expires in 2027. EFC extends for 892 kilometers from our Carajás mines to our Ponta da Madeira maritime terminal complex facilities located near the Itaqui Port. Its main cargo is iron ore, principally carried for us. VLI has rights to use railroad transportation capacity on our EFC railroad. In 2015, the EFC railroad transported a daily average of 357.9 metric tons of iron ore. In 2015, the EFC railroad carried a total of 120.3 billion ntk of iron ore and other cargo. EFC also carried 301 thousand passengers in 2015. EFC supports the largest train, in terms of capacity, in Latin America, which measures 3.5 kilometers, weighs 42.01 gross metric tons when loaded and has 330 cars. In 2015, EFC had a fleet of 284 locomotives and 17,125 wagons.

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

          VLI.    VLI provides integrated logistics solutions through 7,920 kilometers of railroads in Brazil (FCA and FNS), eight inland terminals with a total storage capacity of 730,000 tons and three maritime terminals and ports operations. We hold a 37.6% stake in VLI, and are party to a shareholders' agreement with FI-FGTS, Mitsui and Brookfield, which hold the remaining equity interests in VLI. VLI's main assets are:

  •
  Ferrovia Centro-Atlântica ("FCA").  Central-east regional railway network of the Brazilian national railway system, held under a 30-year renewable concession, which expires in 2026. The central east network has 7,220 kilometers of track, extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro, Goiás and the Federal District of Brazil;

  •
  Ferrovia Norte-Sul railroad ("FNS").  A 30-year renewable subconcession for the commercial operation of a 720-kilometer stretch of the North-South railroad in Brazil, between the cities Açailandia, in the Brazilian state of Maranhão, and Porto Nacional, in the Brazilian state of Tocantins. This railway is connected to EFC railroad, and creates a new corridor for the transportation of general cargo, mainly for the export of soybeans, rice and corn produced in the center-northern region of Brazil; and

  •
  Right to use capacity of our EFVM and EFC railroads for general cargo.

  •
  Right to use capacity of our Tubarão e Praia Mole terminals for general cargo.

          In 2015, VLI transported a total of 34.8 billion ntk of general cargo, including 21.3 billion ntk from FCA and FNS and 13.5 billion ntk through operational agreements with Vale.

          MRS Logística S.A.    ("MRS"). The MRS railroad is 1,643 kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. In 2015, the MRS railroad carried a total of 167 million metric tons of cargo, including 80.7 million metric tons of iron ore and other cargo from Vale.

  Africa

          We are ramping up the Nacala Corridor, which connects the Moatize mine to the Nacala-à-velha maritime terminal, located in Nacala, Mozambique, and which crosses into the Republic of Malawi. The Nacala Corridor consists of railway and port infrastructure, including greenfield and rehabilitation of existing railways in Mozambique and Malawi and a new coal port terminal in Mozambique. The Nacala Corridor will allow for the expansion of the Moatize mine and support our operations in Southeastern Africa. In Mozambique, we are operating under two concession agreements, one related to the Mozambican greenfield railway and another related to the newly constructed coal port, both held by our subsidiary Corredor Logístico Integrado de Nacala S.A. ("CLN"), which will expire in 2042, subject to renewal. We are also rehabilitating existing railroads under a concession held by our subsidiary Corredor de Desenvolvimento do Norte S.A. ("CDN"), which will expire in 2035. In Malawi, we are operating under a concession held by our subsidiary Vale Logistics Limited ("VLL"), which will expire in 2044, subject to renewal, and we are rehabilitating existing railroads under a concession held by our subsidiary, Central East African Railway Company Limited ("CEAR"), which was extended in 2013 for a 30-year period from the commencement of rail services under VLL's greenfield railway concession.

          In December 2014, we entered into an investment agreement providing for Mitsui to acquire half of our stake in the Nacala Corridor. Our equity stake in CLN, CDN, VLL and CEAR will be transferred to a holding company jointly owned (50% each) and controlled by Vale and Mitsui. Mitsui will invest US$313 million in this holding company, in equity and quasi-equity instruments. Vale and Mitsui are seeking project financing to replace part of the financing provided by Vale. The transaction is subject to certain conditions precedent, and closing is expected for 2016.

  5.1.2 Ports and maritime terminals

  Brazil

          We operate a port and maritime terminals principally as a means to complete the delivery of our iron ore and iron ore pellets to bulk carrier vessels serving the seaborne market. See Ferrous minerals—Iron ore and pellets—Iron ore operations. We also use our port and terminals to handle customers' cargo.

          Tubarão and Praia Mole Ports.    The Tubarão Port, which covers an area of 18 square kilometers, is located near the Vitória Port in the Brazilian state of Espírito Santo and contains the iron ore maritime terminal and the general cargo terminals (Terminal de Granéis Líquidos and the Terminal de Produtos Diversos).

  •
  The iron ore maritime terminal has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 210,000 DWT on the northern side. Pier II can accommodate one vessel of up to 405,000 DWT at a time, limited at 23 meters draft. In Pier I there are two ship loaders, which can load up to 13,500 metric tons per hour each. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour continuously. In 2015, 105.4 million metric tons of iron ore and iron ore pellets were shipped through the terminal for us. The iron ore maritime terminal has a storage yard with a capacity of 3.4 million metric tons.

  •
  The Terminal de Produtos Diversos handled 8.1 million metric tons of grains and fertilizers in 2015. VLI has the right to use the capacity of the Terminal de Produtos Diversos.

  •
  The Terminal de Granéis Líquidos handled 614.6 thousand metric tons of fuel in 2015. VLI has the right to use the capacity of the Terminal de Granéis Líquidos.

  •
  The Praia Mole terminal is principally a coal terminal and handled 12.3 million metric tons of coal in 2015. VLI has the right to use the capacity of the Praia Mole terminal.

          Ponta da Madeira maritime terminal.    Our Ponta da Madeira maritime terminal is located near the Itaqui Port, in the Brazilian state of Maranhão. Pier I can accommodate vessels of up to 420,000 DWT and has a maximum loading rate of 16,000 tons per hour. Pier III, which has two berths and three shiploaders, can accommodate vessels of up to 200,000 DWT at the south berth and 180,000 DWT at the north berth (or two vessels of 180,000 DWT simultaneously), subject to tide conditions, and has a maximum loading rate of 8,000 metric tons per hour in each shiploader. Pier IV (south berth) is able to accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 tons per hour. Cargo shipped through our Ponta da Madeira maritime terminal consists of our own iron ore and manganese production. In 2015, 124.7 million metric tons of iron ore were handled through the terminal. The Ponta da Madeira maritime terminal has a storage yard with a static capacity of 8.9 million tons, which will be expanded to 10.7 million tons. VLI currently handles and stores fertilizers, grain, pig iron and manganese ore, which are then shipped through the Itaqui Port.

          Itaguaí maritime terminal—Cia. Portuária Baía de Sepetiba ("CPBS"). CPBS is a wholly-owned subsidiary that operates the Itaguaí terminal, at the Itaguaí Port, in Sepetiba in the Brazilian state of Rio de Janeiro, which is leased from Companhia Docas do Rio de Janeiro—CDRJ. The Itaguaí port terminal has a pier with one berth that allows the loading of ships up to 17.8 meters of draft and approximately 200,000 DWT of capacity. In 2015, the terminal loaded 22.0 million metric tons of iron ore.

          Guaíba Island maritime terminal.    We operate a maritime terminal on Guaíba Island in the Sepetiba Bay, in the Brazilian state of Rio de Janeiro. The iron ore terminal has a pier with two berths that allows the loading of ships of up to 350,000 DWT. In 2015, the terminal loaded 47.3 million metric tons of iron ore.

          VLI also operates Inácio Barbosa maritime terminal (TMIB), owned by Petrobras, in the Brazilian state of Sergipe; Santos maritime terminal (TIPLAM), in the Brazilian state of São Paulo, which is jointly owned by VLI and Vale Fertilizantes; and Pier II in the Itaqui Port, which can accommodate vessels of up to 155,000 DWT and has a maximum loading rate of 8,000 tons per hour.

  Argentina

          Vale Logística Argentina S.A. ("Vale Logística Argentina") operates a terminal at the San Nicolas port located in the province of Buenos Aires, Argentina, where Vale Logística Argentina has a permit to use a storage yard covering 20,000 square meters until October 2016 and an agreement with third parties for an extra storage yard of 15,000 square meters. We handled 2.7 million metric tons of iron and manganese ore through this port in 2015, which came from Corumbá, Brazil, via the Paraguay and Paraná rivers, for shipment to Brazilian, Asian and European markets. The loading rate of this port is 24,000 tons per day and the unloading rate is 13,200 tons per day.

  Canada

          Vale Newfoundland and Labrador Limited operates a port as part of our mining operation at Voisey's Bay, Labrador and a port as part of our processing operation at Long Harbour, Newfoundland. The port at Voisey's Bay is used for shipping nickel, copper and re-supply. The port at Long Harbour is used to receiving nickel concentrate from Voisey's Bay along with goods and materials required for the Long Harbour operation.

  Oman

          Vale Oman Distribution Center LLC operates a distribution center in Liwa, Sultanate of Oman. The maritime terminal has a large deep water jetty, a 600-meter long platform connected to the shore by means of a 700-meter long trestle, and is integrated with a storage yard that has a throughput capacity to handle 40 Mtpy of iron ore and pellets per year. The loading nominal capacity is 10,000 tons per hour and the nominal unloading capacity is 9,000 tons per hour.

  Indonesia

          PTVI owns and operates two ports in Indonesia to support its nickel mining activities.

  •
  The Balantang Special Port is located in Balantang Village, South Sulawesi, and has two types of piers, with total capacity of 10,000 DWT, two barge slips for barges with capacity of up to 4,000 DWT each for dry bulk cargo, and a general cargo wharf for vessels of up to 2,000 DWT.

  •
  The Tanjung Mangkasa Special Port is located in Lampia Village, South Sulawesi, with mooring buoys that can accommodate vessels with capacity of up to 20,000 DWT, and a terminal that can accommodate fuel tanker vessels with capacity of up to 2,000 DWT, totaling capacity of 22,000 DWT. Recently the jetty terminal of 2,000 DWT has been expanded to increase its capacity by 5,000 DWT and the commissioning is expected to occur in June 2016. By July 2016, Tanjung Mangkasa is expected to have a total capacity of 25,000 DWT.

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

  Malaysia

          Teluk Rubiah Maritime Terminal ("TRMT"). TRMT is located in the Malaysian state of Perak and has a pier with two berths that allows the unloading of vessels of approximately 400,000 DWT of capacity and the loading of vessels up to 220,000 DWT of capacity. In 2015, the terminal unloaded 15.2 million metric tons of iron ore and loaded 14.2 million metric tons of iron ore.

  5.1.3 Shipping

          We operate a low-cost fleet of vessels, comprised of our own ships and ships chartered pursuant to medium and long-term contracts to transport our cargoes from Brazil to our markets. We have 18 vessels in operation, including seven very large ore carriers, with a capacity of 400,000 DWT each, and 11 capesize vessels with capacities ranging from 150,000 to 250,000 DWT. We have 27 very large ore carriers under long-term contracts. To support our iron ore delivery strategy, Vale owns and operates two floating transfer stations in Subic Bay, Philippines that transfer iron ore from very large ore carriers to smaller vessels that deliver the cargo to its destinations. We expect this service to enhance our ability to offer our iron ore products in the Asian market at competitive prices. In 2015, we shipped approximately 188 million metric tons of iron ore and pellets on a CFR and Cost, Insurance & Freight (CIF) basis.

          In 2014, we entered into framework agreements for strategic cooperation in iron ore transportation with shipping companies and financial institutions based in China and Hong Kong. Pursuant to these framework agreements, we (i) sold 12 of our very large ore carriers of 400,000 for an aggregate amount of US$1.316 billion in December 2015 and (ii) negotiated long-term contracts of affreightment with Chinese ship owners to secure the long-term transportation capacity to ship our iron ore from Brazil to Asia and to protect against volatility in freight costs. In addition, we sold three of our capesize vessels for approximately US$23 million in 2015.

          In the Paraná and Paraguay waterway system, we transport iron ore and manganese ores through our subsidiary Transbarge Navegación, which transported 3.86 million tons through the waterway system in 2015, and other chartered convoys. The barges are discharged in our local customers' terminals, in contracted terminals in Argentina or in the facilities of our subsidiary Vale Logística Argentina, which load the ore into ocean-going vessels. Vale Logística Argentina loaded 2.1 million tons of ore, of a total loading capacity of 3 million tons, at San Nicolas port into ocean-going vessels in 2015.

          We manage a fleet of 25 tugboats in total, of which we own. We directly operate nine tugboats, which are operated in the ports of Vitória and Mangaratiba, in the Brazilian states of Espírito Santo and Rio de Janeiro, respectively. Four tug boats, operated in the ports of São Luís and Aracaju, in the Brazilian states of Maranhão and Sergipe respectively, are operated by consortium companies, in which we have a 50% stake. Twelve other tug boats are freighted to and operated by third parties, under their responsibility, in other ports in Brazil.

  5.2 Energy

          We have developed our energy assets based on the current and projected energy needs of our operations, with the goal of reducing our energy costs and minimizing the risk of energy shortages.

  Brazil

          Energy management and efficient supply in Brazil are priorities for us, given the uncertainties associated with changes in the regulatory environment and the risk of rising electricity prices. In 2015, our installed capacity in Brazil was 1.2 GW. We use the electricity produced by these plants for our internal consumption needs. We currently own direct stakes in three hydroelectric power plants and four small hydroelectric power plants in operation. The hydroelectric power plant of Candonga is located in the Southeastern region, Machadinho is located in the Southern region, and Estreito is located in the Northern region. The small hydroelectric power plants of Ituerê, Melo, Glória and Nova Maurício are located in the Southeastern region. We also have indirect stakes in the hydroelectric power plants of Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I, Capim Branco II, through our 55% participation in Aliança Geração. These hydroelectric power plants are located in the Southeastern region and part of its generated electricity are directed to Vale's operations through a power purchase agreement with Aliança Geração. See Business overview—Significant changes in our business.

          We also have a 4.59% indirect stake in Norte Energia, the company established to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará, which is expected to start operations in the first quarter of 2016. In April 2015, we sold 49% of our 9% stake in Norte Energia to CEMIG GT for approximately R$310 million, reducing our stake to 4.59%. Our participation in the Belo Monte project gives us the right to purchase 9% of the electricity generated by the plant, which has already been contracted through a long-term power purchase agreement entered into with Norte Energia. This power purchase agreement has not been affected by the transactions described in Business overview—Significant changes in our business—Restructuring our investments in power generation.

          We also produce, through our subsidiary Biopalma da Amazônia S.A. ("Biopalma"), palm oil in the Brazilian state of Pará, with the main objective to produce biodiesel in the future through an extraction plant to be installed by Biopalma. The biodiesel will be blended with regular diesel to produce a fuel called B20 (containing 20% biodiesel), which will be used to power our fleet of mining trucks, heavy machinery and locomotives in the Northern System operations.

  Canada

          In 2015, our wholly-owned and operated hydroelectric power plants in Sudbury generated 17% of the electricity requirements of our Sudbury operations. The power plants consist of five separate generation stations with an installed generator nameplate capacity of 56 MW. The output of the plants is limited by water availability, as well as by constraints imposed by a water management plan regulated by the provincial government of Ontario. Over the course of 2015, average demand for electrical energy was 195 MW to all surface plants and mines in the Sudbury area.

          In 2015, diesel generation provided 100% of the electric requirements of our Voisey's Bay operations. We also have six diesel generators on-site, with capacity ranging from 12 to 14 MW, in order to meet seasonal demands.

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

          We have a 25% stake in Longyu (in the Henan province) coal operations in China. Longyu produces metallurgical and thermal coal and other related products, and the remaining interests are owned by Yongmei Group Co., Ltd. (former Yongcheng Coal & Electricity (Group) Co. Ltd.), Shanghai Baosteel International Economic & Trading Co., Ltd. and other minority shareholders. In April 2015, we concluded the divestment of our 25% ownership in Yankuang International Coking Company Limited ("Yankuang"), which we held since 2004, with no impact in our cash flow or indebtedness.

          We have a 25% indirect stake in Korea Nickel Corporation, which operates a nickel refinery in South Korea. The remaining stake is held by Korea Zinc Co., Ltd, Posteel Co., Ltd., Young Poong Co., Ltd., Pohang Technology College and a number of individual investors. Korea Nickel Corporation produces finished nickel for the stainless steel industry using intermediate products from our Matsuzaka and New Caledonia operations.

          We own a 50% stake in California Steel Industries, Inc. ("CSI"), a producer of flat-rolled steel and pipe products located in California, United States. The remainder is owned by JFE Steel. CSI's annual production capacity is approximately 2.8 million metric tons of flat and pipe products. In addition, we have a 26.9% stake in the ThyssenKrupp Companhia Siderúrgica do Atlântico ("TKCSA") integrated steel slab plant in the Brazilian state of Rio de Janeiro. The plant started operations in 2010, and produced 4.0 Mt of slabs in 2015. TKCSA production capacity is 5.0 Mtpy of slabs and will consume 8.5 million metric tons of iron ore and iron ore pellets per year, when at full capacity, supplied exclusively by Vale. We are also involved in two other steel projects in Brazil: Companhia Siderúrgica do Pecém ("CSP"), which is currently under construction, and Aços Laminados do Pará ("Alpa"), which is under review pending discussions with the Brazilian government.

          We own minority interests in two bauxite mining businesses that are both located in Brazil: Mineração Rio do Norte S.A. ("MRN") and Mineração Paragominas S.A. ("Paragominas"). We have agreed to transfer our interests in Paragominas to Norsk Hydro ASA ("Hydro"). In 2014, we sold part of our interest in Paragominas to Hydro, and we will sell the remaining 13.63% indirect interest to Hydro in 2016. We expect to conclude the sale in 2016. We are also currently negotiating a potential sale of our 40% interest in MRN to Hydro.

          We have agreed to sell our onshore hydrocarbon exploration licenses in Peru, subject to regulatory approvals. We also have offshore exploration licenses in Brazil, which are being relinquished, subject to regulatory approvals.

RESERVES

Presentation of information concerning reserves

          The estimates of proven and probable ore reserves at our mines and projects and the estimates of mine life included in this annual report have been prepared by our staff of experienced geologists and engineers, unless otherwise stated, and in accordance with the technical definitions established by the SEC. Under the SEC's Industry Guide 7:

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

          We periodically revise our reserve estimates when we have new geological data, economic assumptions or mining plans. During 2015, we performed an analysis of our reserve estimates for certain projects and operations, which is reflected in new estimates as of December 31, 2015. Reserve estimates for each operation assume that we either have or expect to obtain all of the necessary rights and permits to mine, extract and process ore reserves at each mine. For some of our operations, the projected exhaustion date includes stockpile reclamation. Where we own less than 100% of the operation, reserve estimates have not been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to reserves and reserve estimates, see Risk factors.

          Our reserve estimates are based on certain assumptions about future prices. We have determined that our reported reserves could be economically produced if prices for the products identified in the following table were equal to the three-year average historical prices through December 31, 2015. For this purpose, we used the three-year historical average prices set forth in the following table.

Commodity	Three-year average historical price	Pricing source
Iron ore:
Vale(1)	US$96.1 per dry metric ton	Average Platts IODEX (62% Fe CFR China)
Coal(2):
Metallurgical—Moatize	US$114.9 per metric ton	Average hard metallurgical coal realized price
Metallurgical—Carborough Downs	US$108.58 per metric ton	Average hard metallurgical coal realized price
PCI—Carborough Downs	US$94.27 per metric ton	Average PCI realized price
Thermal—Moatize	US$66.3 per metric ton	Average thermal realized price
Base metals:
Nickel(3)	US$6.61 per lb	LME Ni
Copper	US$2.98 per lb	LME Cu
Nickel by-products:
Platinum	US$1,308 per oz	Average realized price
Palladium	US$740 per oz	Average realized price
Gold	US$1,279 per oz	Average realized price
Cobalt(3)	US$12.81 per lb	99.3% low cobalt metal (source: Metal Bulletin)
Fertilizer nutrients:
Phosphate	US$125.14 per dry metric ton	Average benchmark price for phosphate concentrate, FOB Morocco (source: Fertilizer Week)
Potash	US$326.7 per dry metric ton	Average benchmark price for potash, FOB Vancouver (source: Fertilizer Week)
Manganese ore(4):
Manganese lump ore	US$158.6 per dry metric ton	Average realized price
Manganese sinter feed	US$122.8 per dry metric ton	Average realized price

(1)
The economic assessment of our iron ore reserves is based on the average Platts IODEX prices, as adjusted to reflect the effects of freight, moisture and the quality premium for our iron ore.
(2)
As received basis (8% moisture).
(3)
Premiums (or discounts) are applied to the nickel and cobalt spot prices at certain operations to derive realized prices. These premiums (or discounts) are based on product form, long-term contracts, packaging and market conditions.
(4)
Prices on a Delivery Duty Unpaid (DDU) and CIF China basis.

Iron ore reserves

          The following tables set forth our iron ore reserves and other information about our iron ore mines. We have changed the presentation of our reserve table to better reflect our production and operational plans, which are based on the facilities (consisting of both mines and processing plants) within each system, rather than the individual mines.

          The decrease in total iron ore reserves from 2014 to 2015 is mainly due to depletion by mine production. We periodically review the economic viability of our iron ore reserves in light of changes in the iron ore industry. In our most recent annual review, we determined that our previously reported reserves at Urucum and Corumba are no longer economically viable based on expected long-term prices, and we are accordingly not reporting reserves at those facilities. We might further revise our reported reserves in the future as we continue to reassess the effects of changing price expectations.

          Following the failure of the Fundão tailings dam in November 2015 and the shutdown of its operations, Samarco is reviewing the operation's reserves. Under these circumstances, Vale is currently not in a position to report reserves for Samarco as of December 31, 2015.

	Iron ore reserves(1)
	Proven – 2015		Probable – 2015		Total – 2015		Total – 2014
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System(2)
Itabira(3)	605.5	47.0	141.2	48.3	746.7	47.2	800.3	47.3
Minas Centrais(4)	232.4	51.0	858.7	54.0	1,091.1	53.3	1,123.1	53.2
Mariana(5)	833.3	44.5	2,343.8	43.6	3,177.1	43.8	3,216.7	43.9

Total Southeastern System	1,671.3	46.3	3,343.6	46.5	5,014.9	46.4	5,140.1	46.5

Southern System(6)
Minas Itabirito(7)	1,315.6	43.7	1,571.4	42.8	2,887.0	43.2	2,931.2	43.2
Vargem Grande(8)	554.4	46.1	1,887.5	44.0	2,441.9	44.5	2,479.4	44.7
Paraopeba(9)	129.9	62.5	24.9	59.2	154.8	62.0	171.1	62.1

Total Southern System	1,999.9	45.6	3,483.8	43.5	5,483.7	44.3	5,581.7	44.5

Northern System(10)
Serra Norte(11)	1,408.4	66.6	1,018.0	66.9	2,426.4	66.7	2,535.4	66.7
Serra Sul (S11)(12)	3,045.8	66.8	1,193.7	66.7	4,239.6	66.7	4,239.6	66.7
Serra Leste	140.4	65.7	163.1	65.2	303.5	65.4	305.6	65.4

Total Northern System	4,594.6	66.7	2,374.8	66.6	6,969.4	66.7	7,080.6	66.6

Midwestern System(13)
Urucum	–	–	–	–	–	–	28.9	62.4
Corumba(MCR)	–	–	–	–	–	–	310.8	62.2

Total Midwestern System	–	–	–	–	–	–	339.7	62.2

Total Vale Systems	8,265.7	57.5	9,220.3	50.6	17,468.0	53.8	18,142.3	54.0

Samarco(14)
Alegria(15)	–	–	–	–	–	–	2,829.4	39.6
Germano	–	–	–	–	–	–	80.2	39.8

Total Samarco	–	–	–	–	–	–	2,909.7	39.6

Total	8,265.7	57.5	9,220.3	50.6	17,468.0	53.8	21,052.0	52.0

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following in-situ moisture contents: Itabira 1.5%; Minas Centrais 6.0%; Mariana 3.0%; Minas Itabirito 5.0%; Vargem Grande 3.0%; Paraopeba 5.0%; Corumbá and Urucum 8.0%; Serra Norte 8.3%; Serra Sul 4.6%; Serra Leste 4.3%; Samarco 6.50%.
(2)
Approximate drill hole spacing used to classify the reserves was: 100m × 100m for proven reserves and 200m × 200m for probable reserves. Average product recovery (tonnage basis) is: 57% for Itabira, 71% for Minas Centrais and 54% for Mariana.
(3)
The Itabira mining complex includes Conceição and Minas do Meio mines.
(4)
The Minas Centrais mining complex includes Brucutu and Agua Limpa mines and Apolo project. Vale's equity interest in Agua Limpa is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.
(5)
The Mariana mining complex includes Alegria, Fábrica Nova and Fazendão mines and Capanema and Conta História projects.
(6)
Approximate drill hole spacing used to classify the reserves was: 100m × 100m for proven reserves and 200m × 200m for probable reserves. Average product recovery (tonnage basis) is: 48% for Minas Itabirito, 49% for Vargem Grande and 91% for Paraopeba.
(7)
The Minas Itabirito mining complex includes Sapecado, Galinheiro, João Pereira and Segredo mines.
(8)
The Vargem Grande mining complex includes Tamanduá, Capitão do Mato and Abóboras mines.
(9)
The Paraopeba mining complex includes Capão Xavier and Jangada mines.
(10)
Approximate drill hole spacing used to classify the reserves was: 150m × 100m for proven reserves and 300m × 200m for probable reserves, except Serra Leste which is 100m × 100m for proven reserves and 200m × 200m for probable reserves. Average product recovery (tonnage basis) for Serra Norte, Serra Sul and Serra Leste is 100% .
(11)
The Serra Norte mining complex includes N4W, N4E and N5 mines.
(12)
The Serra Sul mining complex includes S11 C and D deposits.
(13)
Approximate drill hole spacing used to classify the 2014 reserves was: 70m × 70m for proven reserves and 140m × 140m for probable reserves. Average product recovery (tonnage basis) is 64.1% for Corumba and 82.6% for Urucum.
(14)
Approximate drill hole spacing used to classify the reserves was: Alegria Norte/Centro, 150m × 100m for proven reserves and 300m × 200m for probable reserves; Alegria Sul, 100m × 100m for proven reserves and 200m × 200m for probable reserves. Samarco recovery was 82% (metal basis). Vale's equity interest in Samarco mines is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.
(15)
The Alegria mining complex includes Alegria Norte/Centro and Alegria Sul mines.

          The mine exhaustion schedule has been adjusted due to our new production plan and our revision of project capacity. As a result of the Fundão dam failure, the Alegria and Germano operations' projected exhaustion dates are currently being reevaluated as part of Samarco's general review of its iron ore resources and reserves.

	Iron ore integrated operations
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Southeastern System
Itabira	Open pit	1957	2025	100.0
Minas Centrais(1)	Open pit	1994	2051	100.0
Mariana	Open pit	1976	2083	100.0
Southern System
Minas Itabirito	Open pit	1942	2050	100.0
Vargem Grande	Open pit	1993	2079	100.0
Paraopeba	Open pit	2001	2027	100.0
Northern System
Serra Norte	Open pit	1984	2034	100.0
Serra Sul (S11CD)	Open pit	–	2065	100.0
Serra Leste (SL1)	Open pit	2014	2066	100.0
Midwestern System
Urucum	Open pit	1994	–	100.0
Corumba (MCR)	Open pit	1978	–	100.0
Samarco
Alegria	Open pit	2000	–	50.0
Germano	Open pit	2000	–	50.0

(1)
Agua Limpa mine and plants are part of the Minas Centrais operations and are owned by Baovale. We own 100% of the voting shares and 50% of the total shares of Baovale.

Manganese ore reserves

          The following tables set forth manganese ore reserves and other information about our mines. In our most recent annual review, we determined that our previously reported manganese reserves at Urucum are no longer economically viable based on expected long-term prices, and we are accordingly not reporting reserves at this facility. Azul reserves decreased from 2014 to 2015 due to mine production depletion. Morro da Mina ore reserves decreased due to the revision of the mining design following new geotechnical studies.

	Manganese ore reserves(1)(2)
	Proven – 2015		Probable – 2015		Total – 2015		Total – 2014
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Azul	41.5	29.5	2.2	25.7	43.6	29.3	47.0	29.4
Urucum	–	–	–	–	–	–	11.2	46.4
Morro da Mina(3)	5.8	31.0	2.8	29.7	8.6	30.6	14.3	25.4

Total	47.3	29.7	5.0	27.9	52.2	29.6	72.4	31.2

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture contents: Azul 16.2%, Urucum 4.2%, Morro da Mina 3.4%. Manganese grade is reported on a dry basis. Approximate drill hole spacing used to classify the reserves was: 100m × 100m for proven reserves and 200m × 200m for probable reserves.
(2)
The average recovery of the manganese ore reserves is: Azul 54%, Urucum 83%, Morro da Mina 58%.
(3)
Morro da Mina mine reserves decreased 40% due to new geotechnical studies developed in 2014.

	Manganese ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Azul	Open pit	1985	2029	100.0
Urucum	Underground	1976	–	100.0
Morro da Mina	Open pit	1902	2050	100.0

          The mine exhaustion schedule has been adjusted due to our new production plan and our revision of project capacity.

Coal reserves

          Our coal reserve estimates have been provided on an in-place material basis after adjustments for depletion, moisture content, anticipated mining losses and dilution. Marketable reserves include adjustments for losses associated with beneficiation of raw coal mined to meet saleable product requirements.

	Coal ore reserves(1)
	ROM(2)
								Marketable reserves(3)
		Proven – 2015	Probable – 2015
	Coal type			Total – 2015		Total – 2014		2015	2014
		(tonnage)		(tonnage)	(calorific value)	(tonnage)	(calorific value)	(tonnage)	(tonnage)
Carborough Downs—Underground(4)	Metallurgical & PCI	4.0	–	4.0	31.2 (PCI)	23.7	31.2 (PCI)	3.0	15.7
Moatize	Metallurgical & thermal l	264.3	1,148.2	1,412.5	28.3 (thermal)	1,424.5	28.3 (thermal)	505.6	510.5

Total		268.3	1,148.2	1,416.5		1,448.2		508.6	526.2

(1)
The reserves stated above by deposit are on a 100% shareholding basis. Vale's ownership interest in accordance with the table below should be used to calculate the portion of reserves directly attributable to Vale.
(2)
Tonnage is stated in millions of metric tons. Carborough Downs reserves were reported on air dry basis. Moatize is reported on in situ 6.5% moisture basis. Calorific value of product coal derived from beneficiation of ROM coal is typically stated in MJ/kg. Calorific value is used in marketing thermal (th) and PCI coals.
(3)
Tonnage is stated in millions of metric tons.
(4)
In calculating reserves, gas drainage is assumed to have been completed in accordance with the mine plan.

          Reserves at Carborough Downs reduced based on updated economic price forecasts and Moatize decreased in 2015 due to production depletion.

	Coal mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Carborough Downs	Underground	2006	2017	90.0
Moatize(1)	Open pit	2011	2042	95.0

(1)
Vale's stake in Moatize will decrease to 81% upon completion of the transaction with Mitsui.

Nickel ore reserves

          Our nickel mineral reserve estimates are of in-place material after adjustments for depletion and mining losses (or screening and drying in the cases of PTVI and VNC) and recoveries, with no adjustments made for metal losses due to processing.

	Nickel ore reserves(1)
	Proven – 2015		Probable – 2015		Total – 2015		Total – 2014		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	range (%)
Canada
Sudbury	41.4	1.32	35.0	1.21	76.4	1.27	85.2	1.26	75 – 85
Thompson	6.5	1.86	14.1	1.64	20.6	1.71	21.8	1.76	85 – 90
Voisey's Bay	17.9	2.66	18.2	1.82	36.1	2.24	14.7	2.37	80 – 90
Indonesia
PTVI	96.9	1.80	22.3	1.73	119.3	1.78	125.4	1.79	85 – 90
New Caledonia
VNC	–	–	–	–	–	–	122.3	1.42	80 – 90
Brazil
Onça Puma	57.5	1.67	40.0	1.39	97.4	1.56	98.7	1.56	85 – 90

Total	220.2	1.75	129.6	1.49	349.8	1.65	468.1	1.57

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of nickel.

          In Canada, our Sudbury operations mineral reserves decreased due to mining depletions, the reclassification of mineral reserves to mineral resource at Garson, downgrading of mineral reserve to exploration target at Stobie and a decrease of mineral reserves at Copper Cliff due to re-interpretation and planning changes. Mineral reserves at Thompson decreased mainly due to mining depletion. The Voisey's Bay operations mineral reserves increased due to the addition of the Underground Project mineral reserves. The mineral reserves at PTVI decreased due to mining depletion, pit redesigns, reclassification to mineral resource, decreases at Petea to reflect the production reconciliation data, and sterilization related to the establishment of waste disposal areas. We are not reporting reserves of VNC as of December 31, 2015, because the mineral reserves for our operations in New Caledonia would not be economically viable at the three-year historical average price, due to the decline in nickel prices in the past three years. However, based on our expectations about future prices, our operations in New Caledonia continue to be economically viable. VNC continues to operate and is currently conducting studies to identify measures to reduce its costs of production.

	Nickel ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Thompson	Underground	1961	2032	100.0
Voisey's Bay	Open pit	2005	2032	100.0
Indonesia
PTVI	Open pit	1977	2035	59.2
New Caledonia
VNC	Open pit	2011	–	80.5
Brazil
Onça Puma	Open pit	2011	2056	100.0

Copper ore reserves

          Our copper mineral reserve estimates are of in-place material after adjustments for depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Copper ore reserves(1)
	Proven – 2015		Probable – 2015		Total – 2015		Total – 2014		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	range (%)
Canada
Sudbury	41.4	1.83	35.0	1.36	76.4	1.61	85.2	1.61	90 – 95
Voisey's Bay	17.9	1.29	18.2	0.81	36.1	1.05	14.7	1.32	90 – 95
Brazil
Sossego	103.9	0.66	13.9	0.70	117.8	0.67	126.6	0.70	90 – 95
Salobo	654.5	0.71	502.3	0.61	1,156.8	0.67	1,179.1	0.67	80 – 90
Zambia
Lubambe	5.1	2.27	43.5	2.25	48.6	2.25	43.1	2.24	85 – 90

Total	822.8	0.78	612.9	0.78	1,435.7	0.78	1,448.7	0.78

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of copper.

          In Canada, our Sudbury operations mineral reserves decreased due to mining depletions, the reclassification of mineral reserves to mineral resource at Garson, downgrading of mineral reserve to exploration target at Stobie and a decrease of mineral reserves at Copper Cliff due to re-interpretation and planning changes. The Voisey's Bay operations mineral reserves increased due to the addition of the Underground Project mineral reserves. In Brazil, the Sossego operations mineral reserves decreased due to mining depletion, partially offset by the addition of mineral reserves located in the bottom of the pits. The mineral reserve estimates at the Salobo operation decreased due to mining depletion. The Lubambe mineral reserves increased due to re-interpretation and changes in certain factors relating to mining recovery and dilution.

	Copper ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Voisey's Bay	Open pit	2005	2032	100.0
Brazil
Sossego	Open pit	2004	2024	100.0
Salobo	Open pit	2012	2065	100.0
Zambia
Lubambe	Underground	2013	2038	40.0

PGMs and other precious metals reserves

          We expect to recover significant quantities of precious metals as by-products of our Sudbury, Sossego and Salobo operations. Our mineral reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Precious metals reserves(1)
	Proven – 2015		Probable – 2015		Total – 2015		Total – 2014		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	range (%)
Canada
Sudbury
Platinum	41.4	1.0	35.0	1.2	76.4	1.1	85.2	1.0	80 – 90
Palladium	41.4	1.1	35.0	1.1	76.4	1.1	85.2	1.2	80 – 90
Gold	41.4	0.4	35.0	0.4	76.4	0.4	85.2	0.4	80 – 90
Brazil
Sossego
Gold	103.9	0.2	13.9	0.2	117.8	0.2	126.6	0.2	75 – 80
Salobo
Gold	654.5	0.4	502.3	0.4	1,156.8	0.4	1,179.1	0.4	60 – 70

Total Pt + Pd(2)	41.4	2.1	35.0	2.3	76.4	2.2	85.2	2.2

Total Gold	799.8	0.4	551.2	0.4	1,351.0	0.4	1,390.9	0.4

(1)
Tonnage is stated in millions of dry metric tons. Grade is grams per dry metric ton.
(2)
Pt+Pd is the sum of Platinum and Palladium grades.

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

Cobalt ore reserves

          We expect to recover significant quantities of cobalt as a by-product of our Sudbury and Voisey's Bay operations. Our cobalt reserve estimates are of in-place material after adjustments for depletion and mining losses, with no adjustments for metal losses due to processing.

	Cobalt ore reserves(1)
	Proven – 2015		Probable – 2015		Total – 2015		Total – 2014		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	range (%)
Canada
Sudbury	41.4	0.04	35.0	0.03	76.4	0.04	85.2	0.04	20 – 40
Voisey's Bay	17.9	0.15	18.2	0.11	36.1	0.13	14.7	0.11	70 – 80
New Caledonia
VNC	–	–	–	–	–	–	122.3	0.11	80 – 90

Total	59.3	0.07	53.2	0.06	112.5	0.07	222.2	0.08

(1)
Tonnage is stated in millions of metric tons. Grade is % of cobalt.

          Our cobalt reserve estimates decreased in 2015 for the same reasons discussed above in connection with the nickel mineral reserves.

	Cobalt ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2039	100.0
Voisey's Bay	Open pit	2005	2032	100.0
New Caledonia
VNC	Open pit	2011	–	80.5

Phosphate reserves

          Our phosphate reserves estimates are of in-place material after adjustments for depletion and mining dilution. The total phosphate reserves have decreased due to production and the reclassification of 40.2 million dmt of mineral reserves of secondary ore to mineral resources at Araxá. The remaining phosphate reserves decreased due to mine production depletion.

	Phosphate reserves(1)(2)
	Proven – 2015		Probable – 2015		Total – 2015		Total – 2014
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Bayóvar(3)	153.1	16.2	248.9	14.9	402.0	15.4	409.3	15.4
Catalão	63.3	10.5	30.3	10.6	93.5	10.5	97.9	10.5
Tapira	288.6	7.8	378.1	7.4	666.6	7.6	679.2	7.6
Araxá	84.5	11.9	2.1	8.4	86.6	11.9	130.6	11.6
Cajati	59.3	5.6	45.5	4.7	104.8	5.2	109.6	5.2
Patrocinio project(4)	183.8	13.7	302.3	11.1	486.1	12.1	486.1	12.1

Total	832.5	11.1	1,007.2	10.3	1,893.6	10.7	1,912.5	10.7

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of P2O5.
(2)
Average mass recoveries (tonnage basis) are: 14.7% for Araxá, 11.7% for Cajati, 14.0% for Catalão, 22.9% for Patrocínio, 14.6% for Tapira and 37.0% for Bayóvar.
(3)
Vale holds 51% of the voting capital and 40% of the total capital of MVM Resources International, B.V., the entity that controls Bayóvar. The reserves figures have not been adjusted to reflect our ownership interest.
(4)
Reserves reflect the original scope of the Patrocinio project. Due to the macroeconomic scenario, we recently modified the scope of this project in order to integrate it with the Araxá operation.

	Phosphate rock ore mine
	Type	Operating since	Projected exhaustion date		Vale interest
					(%)
Bayóvar	Open pit	2010	2045	(1)	40.0
Catalão	Open pit	1982	2033		100.0
Tapira	Open pit	1979	2054		100.0
Araxá	Open pit	1977	2024		100.0
Cajati	Open pit	1970	2035		100.0
Patrocinio project	Open pit	–	2045	(1)	100.0

(1)
Projected exhaustion date limited to economic feasibility study. The expected mine life is longer than indicated above.

Potash ore reserves

          The total potash reserves of the Taquari-Vassouras mine have decreased mainly due to mine production depletion and as result of a mine planning revision. The reserve estimates are of in-place material after adjustments for depletion, mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Potash ore reserves(1)(2)
	Proven – 2015		Probable – 2015		Total – 2015		Total – 2014
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Taquari-Vassouras(3)	3.2	25.6	4.5	22.4	7.7	23.7	10.6	24.2
Carnalita Project	247.1	12.2	54.5	12.2	301.6	12.2	301.6	12.2

Total	250.3	12.4	59.0	13.0	309.3	12.5	312.2	12.6

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of KCl.
(2)
Tonnage is before processing recovery.
(3)
Silvinite potash reserves.

	Potash ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Taquari-Vassouras(1)	Underground	1986	2018	100.0
Carnalita Project(2)	Solution mining	–	2042	100.0

(1)
We have a 30-year lease with Petrobras, which was signed in 2012.
(2)
The Carnalita project is subject to approval by our Board of Directors.

CAPITAL EXPENDITURES

          We have an extensive program of investments in the organic growth of our businesses. The figures discussed in this section are for project execution and sustaining existing operations and replacement projects.

          The 2016 investment budget approved by our Board of Directors is US$3.172 billion for project execution, reflecting a 50.1% decrease compared to the 2015 investment budget, and US$2.995 billion for sustaining existing operations and replacement projects, reflecting a 21.3% decrease compared to 2015. This is the fifth consecutive year of lower capital expenditures, maintaining capital discipline and focusing only on world class projects.

          In February 2016, our Board of Directors approved a contingency plan for 2016, pursuant to which we target reducing the investment budget for 2016 to US$5.561 billion, being US$3.130 billion for project execution and US$2.431 billion for sustaining existing operations and replacement projects.

          Most of the capital expenditures budget for project execution will be invested in Brazil (90%) and in Mozambique (10%).

	2014 expenditures	2015 expenditures	2016 budget
	(US$ million)	(US$ million)	(US$ million)	(% of total)
Project execution	7,920	5,548	3,172	51%
Investments to sustain existing operations and replacement projects	4,059	2,853	2,995	49%

Total	US$11,979	US$8,401	US$6,167	100%

          We are developing a focused organic growth portfolio with fewer projects, but higher expected rates of return. Our main initiative, the S11D project, accounts for 72.3% of the US$3.172 billion budgeted for project execution in 2016.

          The following table sets forth total expenditures in 2015 for our main investment projects and expenditures budgeted for those projects in 2016, together with estimated total expenditures for each project and the estimated start-up date of each project as of December 31, 2015.

			Executed CAPEX		Expected CAPEX
Business area	Main projects(1)	Actual or estimated start-up	2015(2)	Total executed(3)	2016(4)	Total expected(5)
			(US$ million)
Iron ore	Carajás Serra Sul S11D(6)	2H16	1,163	4,655	921	6,405
	CLN S11D(7)	1H14 to 2H18	1,814	4,467	1,372	7,850
	Conceição Itabiritos II(8)	1H15	153	1,016	34	1,137
	Cauê Itabiritos(8)(9)	2H15	240	926	85	1,066
Coal mining and logistics	Moatize II	1H16	558	1,942	105	2,068
	Nacala Corridor(8)	2H14 to 2H15	902	3,795	225	4,444
Steelmaking	CSP(10)	1H16	–	1,055	188	1,224
Fertilizers	Phosphate ROM(11)	1H17	2	66	115	209
Base Metals	Voisey's Bay Underground(11)	1H20	–	–	74	1,904

(1)
Projects approved by our Board of Directors.
(2)
All figures are presented on a cash basis.
(3)
Total executed CAPEX through December 31, 2015, including capital expenditures in prior periods.
(4)
All figures are presented on a cash basis and correspond to the figures approved in the US$6.167 billion investment budget.
(5)
Estimated total capital expenditure cost for each project, including capital expenditures in prior periods. Total expected CAPEX includes expenses, in line with the budget approved by our Board of Directors, while these expenses are not included in the expected CAPEX for the year or in the total executed CAPEX figures.
(6)
Original expected CAPEX for S11D was US$8.089 billion.
(7)
Original expected CAPEX for CLN S11D was US$11.582 billion.
(8)
Projects delivered in 2015.
(9)
Original expected CAPEX for Cauê Itabiritos was US$1.317 billion.
(10)
Expected CAPEX and funding is relative to Vale's stake in the project.
(11)
Replacement projects.

          The paragraphs below describe the status of each project as of December 31, 2015 and have not been updated to reflect any developments after that date.

Ferrous minerals and logistics projects

          Iron ore mining and logistics projects:

  •
  Carajás Serra Sul S11D.  Development of a mine and processing plant, located in the southern range of Carajás, in the Brazilian state of Pará. The project has a nominal capacity of 90 Mtpy. The project is 80% complete, with total realized expenditures of US$4.655 billion. In 2015, we concluded the assembly and transportation of all modules in the plant, and the transmission line connecting Carajás to Cannã was energized. In the beginning of 2016, we started the commissioning and testing of the long-distance conveyor belt. The start-up is expected for the second half of 2016.

  •
  CLN S11D.  Increase in the logistics capacity of the Northern System to support the S11D project, including the duplication of approximately 570 km of railway (106 km of which we have already built), construction of a rail spur of 101 km, acquisition of wagons and locomotives and port expansion (onshore and offshore expansions at Ponta da Madeira maritime terminal). This project is expected to increase EFC's nominal logistics capacity to approximately 230 Mtpy. Railway duplication was 41% complete and construction of the railway spur was 81% complete. Regarding the port expansion, physical progress was about 76%. The project is 57% complete, with total realized expenditures of US$4.467 billion. The start-up is expected to continue through the second half of 2018.

Base metals projects

  •
  Voisey's Bay Underground.  We completed, in March 2015, the study to replace the depletion of the open pit mine at Voisey's Bay with an underground mine. The project was approved to commence execution in 2016, and the first ore is expected to be delivered from the Reid Brook Deposit in 2020. The total expenditures in 2016 are expected to be US$74 million. When complete, the underground mine will produce an average of 46 ktpy contained nickel and extend the operational life until 2032.

Fertilizers projects

  •
  Phosphate ROM.  Development of a mine to increase the production of phosphate ROM in the municipality of Patrocínio. The ore will be transported to the Araxá plant, which is located approximately 200 kilometers from Patrocínio, through an existing railroad operated by VLI. The project capacity is 6.5 Mtpy of ROM. The phosphate concentrate produced in Araxá will be used in chemical plants located in Araxá and Uberaba to produce phosphate fertilizers. The start-up is expected for the first half of 2017.

Coal mining and logistics projects:

  •
  Moatize II.  New pit and duplication of the Moatize coal handling processing plant (CHPP), as well as all related infrastructure, located in Tete, Mozambique. The project will increase Moatize's total nominal capacity to 22 Mtpy. Moatize II was 99% complete in the fourth quarter of 2015 with total realized expenditures of US$1.942 billion. The commissioning on the handling system and cargo testing on one line of the CPP (Coal Preparation Plant) has been initiated. The start-up is expected for the first half of 2016.

Steel projects

  •
  Companhia Siderúrgica do Pecém ("CSP").  Construction of an integrated steel slab plant in the Brazilian state of Ceará in partnership with Dongkuk Steel Mill Co. ("Dongkuk") and Posco, two major steel producers in South Korea. We own 50% of the joint venture, while Dongkuk owns 30% and Posco owns 20%. The project will have a nominal capacity of 3.0 Mtpy. Assembly of the steel structure reached 97% physical progress and civil works reached 99% physical progress. We have realized US$1.055 billion of expenditures, and the start-up is expected for the first half of 2016.

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

          The table below summarizes our principal concessions and other similar rights.

Location	Mining title	Approximate area covered (in hectares)	Expiration date
Brazil	Mining concessions (including under applications)	682,913	Indefinite

Canada(1)	Mining concessions (terminology varies among provinces)	330,560	2016 – 2036

Indonesia(2)	Contract of work	118,435	2025

Australia	Mining leases	11,135	2021 – 2041

New Caledonia	Mining concessions	21,269	2016 – 2051

Peru(3)	Mining concessions	199,398	Indefinite

Argentina(4)	Mining concessions	33,866	Indefinite

Mozambique(5)	Mining concessions	23,780	2032

(1)
The expiration date of our leases in Sudbury is subject to current renewal applications. The approval process for these applications is in progress, but may take a number of years.
(2)
Entitled to two 10-year extensions, subject to approval of the Indonesian government.
(3)
Non-producing concessions have expiration dates between 2023 and 2028.
(4)
We returned part of our mining rights in Argentina, due to market conditions. We have been and will keep honoring our commitments related to the Rio Colorado potash concession and reviewing alternatives to enhance the prospects for the project.
(5)
Entitled to 25-year extensions, subject to approval by the Government of Mozambique.

          In addition to the concessions listed above, we have exploration licenses and exploration applications covering 4.8 million hectares in Brazil and 1.7 million hectares in other countries.

          There are several proposed or recently adopted changes in mining legislation and regulations in the jurisdictions where we have operations that could materially affect us. In 2013, the Brazilian government sent to Congress a bill with proposed changes to the Brazilian mining law. This bill provides for the preservation of the main provisions applicable to the existing mining rights as of the date of its enactment, a new royalties regime, a new regime for mining concessions and the creation of a mining agency. The bill is under discussion in Congress.

          Additionally, in New Caledonia, a mining law passed in 2009 requires mining projects to obtain authorization from governmental authorities, rather than a declaration, as required under the former statute. We submitted an updated application for this authorization in October 2015 and the official response is expected by December 2016. Our existing mining declaration will remain valid and effective until our application is approved. Although we believe it is unlikely that our application will be rejected, the authorities may impose new conditions in connection with the authorization. Also, in 2014, the local authorities of New Caledonia created a protected wetland area, which covers 27% of the surface area of the total VNC tenements and could affect potential mining activities. Part of this protected wetland area is adjacent to the location of VNC's next tailings storage facility, and may impact the design of the facility, which, in turn may result in additional capital costs.

Royalties and other taxes on mining activities

          We are required in many jurisdictions to pay royalties or taxes on our revenues or profits from mineral extractions and sales. These payments are an important element of the economic performance of a mining operation. The following royalties and taxes apply in some of the jurisdictions in which we have our largest operations:

  •
  Brazil.    We pay a royalty known as the CFEM (Compensação Financeira pela Exploração de Recursos Minerais) on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The current rates on our products are: 2% for iron ore, copper, nickel, fertilizers and other materials; 3% for bauxite, potash and manganese ore; and 1% for gold. In 2013, the Brazilian government sent to Congress a bill with proposed changes to the Brazilian mining law that could affect royalty rates.

  •
  Brazilian states.    Several Brazilian states impose a tax on mineral production (Taxa de Fiscalização de Recursos Minerais—TFRM), which is assessed at rates ranging from R$0.50 to R$3.025 per metric ton of minerals produced in or transferred from the state.

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

  •
  Indonesia.    Our subsidiary PTVI pays mining royalties of 2% on its nickel matte revenues when LME nickel prices are below US$21,000 per metric ton and 3% of its nickel matte revenues when LME nickel prices are above or equal to US$21,000 per metric ton.

  •
  Australia.    Royalties are payable on revenues from the sale of minerals. In the state of Queensland, the applicable royalty for coal is 7% of the value (net of freight, late dispatch and other certain costs) up to A$100 per ton; 12.5% of the value between A$100 and A$150 per ton; and 15% thereafter.

  •
  Zambia.    In 2015, Zambia's government implemented a series of changes in the fiscal regime applicable to the mining industry. For the period from January 1, 2015 to June 30, 2015, the government eliminated the corporate income taxes applicable to mining operations (with the exception of taxes associated with mineral processing) and increased mineral royalties applicable to underground mining operations, like our joint venture's operations, from 6% to 9%. In July 2015, the government (i) decreased mineral royalties on underground operations back to 6%, (ii) re-introduced a previously abolished 15% variable profit tax on income, applicable when taxable earnings exceed 8% of gross sales, and (iii) re-introduced tax on income at a 30% rate for income earned from mining operations and at a 35% rate for income earned from mineral processing.

Environmental regulations

          We are also subject to environmental regulations that apply to the specific types of mining and processing activities we conduct. We are required to obtain approvals, licenses, permits or authorizations from governmental authorities to operate. In most jurisdictions, the development of new facilities requires us to submit environmental impact statements for approval and often to make investments to mitigate environmental impacts, and we must operate our facilities in compliance with the terms of the approvals, licenses, permits or authorizations.

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

          Environmental regulations affecting our operations relate, among other matters, to emissions into the air, soil and water; recycling and waste management; protection and preservation of forests, coastlines, caves, watersheds and other features of the ecosystem; water use; financial provisions and closure plans needed since the mining license; climate change and decommissioning and reclamation. Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. In particular, we expect heightened attention from various governments to reducing greenhouse gas emissions as a result of concern over climate change, especially following the Paris Climate Conference in late 2015. There are several examples of environmental regulation and compliance initiatives that could affect our operations.

  •
  Canada.    In Canada, more stringent water effluent and a greenhouse gas cap and trade regime regulations are being proposed, which may affect our operations. In Canada, we are making significant capital investments to ensure compliance with air emission regulations that address, among other things, sulfur dioxide, greenhouse gas emissions, particulates and metals.

  •
  Indonesia.    Under the 2014 Indonesia Government Regulation on B3 waste, PTVI's slag is classified as hazardous waste and PTVI is implementing plans to achieve compliance.

  •
  China.    An amendment to the environment protection law was approved in April 2014, imposing stricter pollution prevention and control obligations on companies and providing for more severe penalties. This amendment may adversely impact our coal exports from Mozambique to China.

  •
  New Caledonia.    A law enacted by the South Province of New Caledonia in February 2014 imposes stricter limits on emissions of nitrogen oxide and sulfur oxide and particulates from large combustion power stations, which will affect the power station that supplies electricity to VNC. To meet these standards, this 100 MW power station will need to be upgraded, which is expected to result in the increase in the price of power paid by VNC.

  •
  Brazil.    Under applicable Brazilian regulations for the protection of caves, we are required to conduct extensive technical studies and negotiate compensatory measures with Brazilian environmental regulators in order to continue to operate in certain sites. In certain of our iron ore mining operations or projects, we may be required to limit or modify our mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in our iron ore business. Also, a Brazilian regulation for the protection of indigenous people, which was enacted in 2011 and revised in 2015, requires us to conduct specific studies of impact and sponsor mitigation programs in connection with operations and projects close to indigenous people's lands.

Regulation of other activities

          In addition to mining and environmental regulation, we are subject to comprehensive regulatory regimes for some of our other activities, including rail transport, port operations and electricity generation. We are also subject to more general legislation on workers' health and safety, safety and support of communities near mines, and other matters. The following descriptions relate to some of the other regulatory regimes applicable to our operations:

  •
  Brazilian railway regulation.    Our Brazilian railroad business operates pursuant to concession contracts granted by the federal government, and our railroad concessions are subject to regulation and supervision by the Brazilian Ministry of Transportation and the regulatory agency for ground transportation (ANTT). The concessions for EFC and EFVM expire in 2027 and may be renewed at the federal government's discretion. VLI has also been awarded a subconcession contract for commercial operation of a 720-kilometer segment of the FNS railroad in Brazil, which expires in 2037, and FCA and MRS concessions expire in 2026. Rail transportation prices can be negotiated directly with the users of such services, subject to tariff ceilings approved by ANTT for each of the concessionaires and each of the different products transported. ANTT regulations also require concessionaires to give trackage rights to other railway operators, to make investments in the railway network, and to meet certain productivity and safety requirements, among other obligations.

  •
  Brazilian port regulation.    Port operations in Brazil are subject to regulation and supervision by ANTAQ, the federal agency in charge of maritime transportation services, and the Secretary of Ports of the Federal Government (SEP). In 2014, we renewed the agreements pursuant to which the SEP grants us rights to operate our private terminals, with the exception of the agreement with CPBS, which will expire in 2026. These renewed agreements will be effective until 2039.

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

  •
  Regulation of the seaborne transport on bulk materials.    We are subject to health, safety and environmental rules issued by the International Maritime Organization ("IMO") governing shipping of products, including iron ore. The IMO is currently discussing further technical and operational measures for enhancing the energy efficiency of international shipping including developing a global monitoring, reporting and verification system, which will eventually enable market-based measures to curb greenhouse gas emissions. These measures may increase our freight cost in the future.

II.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

          Our financial performance in 2015 was strongly affected by declining commodity prices. Despite this impact, we had record annual production of iron ore, nickel and copper, we succeeded in reducing costs and expenses, we advanced our major capital expenditure projects, we proceeded with planned asset dispositions, and we maintained a stable net debt position. We reduced our capital expenditures for the fifth consecutive year, from US$11.979 billion in 2014 to US$8.401 billion in 2015.

          We had a net loss of US$12.129 billion in 2015 in spite of these achievements. The result was significantly affected by two primarily non-cash impacts: (i) US$9.372 billion in impairment charges on non-current assets and investments and provisions for onerous contracts, driven primarily by the use of lower price assumptions in our impairment testing, and (ii) US$7.480 billion due to exchange rate loss and US$2.916 billion due to loss on derivatives, driven primarily by the effect of a 47% decline during the year in the value of the Brazilian real against the U.S. dollar. These generally did not affect our short-term cash generation, and they could be reversed in part in the future if commodity prices recover or the Brazilian real recovers against the U.S. dollar.

          Our cash proceeds from asset sales in 2015 consisted of US$1.316 billion from the sale of 12 very large ore carriers to Chinese shipowners, US$900 million from the gold stream transaction and US$97 million from the sale of energy assets. Additionally, we received US$1.089 billion from our sale of preferred shares representing a 36.4% stake of MBR. The aggregate proceeds from these transactions totaled US$3.402 billion.

          Our accomplishments in a very challenging macro-economic environment were overshadowed by the tragic failure in early November 2015 of one of the tailings dams at Samarco, a 50-50 joint venture between Vale and BHPB. The failure resulted in 18 fatalities, with one person still missing, and caused property and environmental damage to the affected areas, primarily in the state of Minas Gerais. The full consequences of these events for the people of the region, and for Samarco and its shareholders, are not yet known for certain. See Information on the Company—Business overview—Significant changes in our business—Failure of Samarco's tailings dam in Minas Gerais.

Major factors affecting prices

  Iron ore and iron ore pellets

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

          Demand for our iron ore and iron ore pellets is a function of global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by real estate and infrastructure construction and global industrial production. Demand from China has been the principal driver of world demand and prices. We expect China's economic growth to slow down in 2016 principally due to lower fixed asset investment growth, especially in the real estate and manufacturing sectors, which will be partially offset by infrastructure investments.

          Prices are also influenced by the supply of iron ore and iron ore pellets in the international market. In 2015, an excess in the iron ore supply had a negative impact on prices. The expected conclusion of certain iron ore projects in the coming year, especially in Australia and in Brazil, may result in additional pressures on prices, posing additional challenges for higher cost producers of iron ore.

          Our iron ore prices are based on a variety of pricing options, which generally use spot price indices as a basis for determining the customer price. Our pricing is generally based on published indexes and uses a variety of mechanisms, including current spot prices and average prices over an agreed period (quarter-lagged) and future prices on delivery. In cases where the final price is only determinable on a future date after shipment, we recognize the sale based on a provisional price at the time of shipment with a subsequent adjustment reflecting the final price.

  Coal

          Demand for metallurgical coal is driven by steel demand, and future growth continues to be expected in Asia. Asia, including India, accounts for more than half of the steel market and consumes approximately 70% of seaborne metallurgical coal. Chinese seaborne demand decreased by 22% to 48 million metric tons in 2015 compared to 62 million metric tons imported in 2014. This was partially offset by a 14% increase in Indian demand from 40 million metric tons in 2014 to approximately 46 million metric tons in 2015.

          A 4% drop in global metallurgical imports in 2015 resulted in oversupply and continuous price depression. Seaborne exports were steady, with Australian exports holding a 65% global market share. In 2015, there was little growth in volume from Indonesia and Mozambique, offset by decreases in the United States, Canada and Russia due to mine closures, supply problems and political instability in Ukraine. Due to market conditions, there is no incentive to expand metallurgical coal supply in the short term beyond existing projects. We expect that there will be further supply adjustments before prices begin to recover.

          Demand for thermal coal is closely related to electricity consumption, which continues to be driven by global economic growth and urbanization, with the highest levels of growth found in Asia and emerging markets. Coal fired generation capacity growth in India drove thermal coal imports up in 2015, but did not offset the decline in China's imports. Preliminary data from China show a decrease of almost 33% in its imports by sea, while India's imports increased 10%. Improvement in the transmission infrastructure to coastal regions in China has contributed to a weaker thermal coal demand in the country. Additionally, there is an increased pressure from international organizations for establishing a global carbon price and for companies and governments to adopt carbon pricing strategies. This increased pressure, as well as the mid-term rise in non-coal fired power generation sources, has also contributed to weaker import thermal coal demand in China. Global seaborne demand decreased by approximately 5% in 2015 for the first time since 2008. The depreciation of the Chinese yuan and domestic protectionist policies put further downward pressure on the seaborne market.

          Various other factors influence coal prices. The depreciation of commodity currencies (such as the Australian dollar, Canadian dollar, Russian ruble and South African rand) against the U.S. dollar throughout 2015 provided ongoing relief to producers and sustained the low price environment.

  Nickel

          Nickel is an exchange-traded metal, listed on the LME and, as of 2015, the Shanghai Futures Exchange. Most nickel products are priced using a discount or premium to the LME price, depending on the nickel product's physical and technical characteristics. Demand for nickel is strongly affected by stainless steel production, which represents, on average, 67% of global nickel consumption.

          We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with our sales for non-stainless steel applications (alloy steels, high nickel alloys, plating and batteries), provide stable demand for a significant portion of our annual production. In 2015, 58% of our refined nickel sales were made for non-stainless steel applications, compared to the industry average for primary nickel producers of 33%, bringing more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

          Primary nickel (including ferro-nickel, nickel pig iron and nickel cathode) and secondary nickel (i.e., scrap) are competing nickel sources for stainless steel production. The choice between different types of primary and secondary nickel is largely driven by their relative price and availability. Between 2012 and 2015, secondary nickel has accounted for about 40-43% of total nickel used for stainless steels, and primary nickel has accounted for about 57-60%. In 2015, Chinese nickel pig iron production was estimated at approximately 360,000 metric tons, representing 19% of world primary nickel supply, compared to 23% and 25% of the world's supply in 2014 and 2013, respectively. The implementation of a mining law in Indonesia that restricts the export of unprocessed ores has adversely affected Chinese nickel pig iron production since 2014. We anticipate that Chinese nickel pig iron production will decline in 2016, as previously imported stockpiles of Indonesian ores within China are depleted. Development of processing plants, primarily smelters, in Indonesia to process ore is ongoing with a number of plants completed in 2015. We expect this increased development in Indonesia to impact the supply of nickel to the market in the future.

  Copper

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

          Demand for refined copper grew by an estimated 2% in 2015, and China was responsible for an equivalent of 46% of worldwide consumption. The supply of refined copper increased with a 3% growth in global mine output in 2015, as a result of the ramp up of new projects. During the year of 2015, prices remained under pressure. For 2016, we expect to see continued ramping up of production at mines where recent capital investments have been made.

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

          In 2015, global fertilizer market conditions were weak due to lower agriculture commodities prices. Demand in Brazil was further undermined by the depreciation of the Brazilian real against the U.S. dollar, and the shortage of credit to farmers.

Impairment charges

          In recent years we have recognized significant impairments of our assets and investments, attributable to a variety of factors. In 2015, the most important factor was the changing price environment, which affected our long-term pricing assumptions for iron ore, nickel and coal. As a result, in 2015 we recognized impairments on assets and investments, and a provision for losses on onerous contracts, in a total amount of US$8.926 billion, plus impairments of investments in associates and joint ventures of US$446 million.

          The main impairment charges we recognized in 2015 were:

  •
  US$3.460 billion on assets of our nickel operations in Newfoundland and Labrador, in Canada, and US$1.462 billion on assets of our nickel operations in New Caledonia, due to lower nickel prices;

  •
  US$2.403 billion on assets of our coal operations in Mozambique, due to lower coal prices and increased logistics costs;

  •
  US$635 million charge on assets of our coal operations in Australia, due to lower coal prices and the revision of mining plans in the Australian coal mines;

  •
  US$522 million on assets of our Midwestern iron ore system, as a result of lower iron ore prices and related production plan revision; and a US$357 million provision for losses associated with long-term river freight agreements for iron ore produced in our Midwestern system; and

  •
  US$548 million due to lower expectations on the recovery of amounts invested in the Rio Colorado potash project in Argentina.

          These amounts were partially offset by impairment reversals resulting from the recovery of Onça Puma's nickel production, in the amount of US$252 million, and from the devaluation of the Brazilian real against the U.S. dollar, which benefited the Brazilian phosphate operations (US$391 million).

          Impairments of investments in associates and joint ventures totaled US$446 million in 2015, of which US$132 million related to our investment in Samarco and US$314 million related to our investment in TEAL, the joint venture of Vale with ARM, which holds an 80% stake in the Lubambe copper operation in Zambia.

Failure of Samarco's Fundão tailings dam

          Vale owns a 50% interest in Samarco and accounts for it under the equity method. As a result of the November 2015 failure of Samarco's Fundão tailings dam, Samarco incurred expenses, wrote off assets and recognized provisions for remediation. Because Samarco is a joint venture, these impacts were accounted for under the equity method by Vale, limited to its interest in Samarco's capital. Vale's investment in Samarco was reduced to zero and no liability was recognized in Vale's financial statements.

          It is still possible, however, that the consequences of the dam failure could have a direct financial impact on Vale. Samarco and its shareholders, Vale and BHPB, entered into a settlement agreement on March 2, 2016 with governmental authorities, including the federal Attorney General of Brazil and the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais). Under the agreement, Samarco, Vale and BHPB will create a foundation to develop and implement remediation and compensation programs in substantial amounts over many years. See Information on the Company—Business overview—Significant changes in our business—Failure of Samarco's tailings dam in Minas Gerais.

          Samarco is currently unable to conduct ordinary mining and processing. Samarco's management is working on a plan that would permit it to resume operations, but the feasibility, timing and scope of restarting remain uncertain. If Samarco is able to resume operations, we expect that it will be able to generate all or a substantial part of the funding required under the agreement. If Samarco does not meet its funding obligations, each of Vale and BHPB is obligated to provide funding to the foundation in proportion to its 50% interest in Samarco.

          Vale does not currently expect to record a provision in its financial statements in respect of these obligations, but if Samarco is eventually unable to resume operations or to meet its funding obligations, Vale could determine that it should recognize a provision.

Effect of lower oil prices

          Global freight rates declined in 2015, primarily because of lower fuel costs, but our freight cost is not perfectly correlated with the freight spot market. We have a portfolio of short-, medium- and long-term affreightment agreements, in addition to our own fleet, and our freight cost is impacted by changes in routes, resulting from sales to different geographical areas. Our freight cost is also impacted by the time lag between the date of the spot contract and the date of recognition of the expenditure, which is booked when the revenue from the sale of the iron ore cargo is recognized.

          The effect of lower prices for bunker oil, the fuel used in ships, on our performance in 2015 was partially offset by the results of our hedge positions. The impact is recognized in two ways.

  •
  The hedge of bunker oil exposure associated with our CFR sales, which primarily use our owned fleet and long-term affreightment agreements, is designated as a cash flow hedge. The positions are marked to market, and a gain or loss is recorded under other comprehensive income, impacting our cost of goods sold when the hedge transaction is settled. In 2015, we recognized US$439 million in costs in connection with our cash flow hedge.

  •
  The hedge of bunker oil exposure associated with our FOB and domestic sales is accounted for as an economic hedge. The positions are marked to market and gain or loss is recognized in financial results. In 2015, we had a US$742 million fair value loss in connection with our hedge of bunker oil exposure accounted for as economic hedge.

          Beginning in 2016, we are no longer hedging our exposure to bunker oil prices relating to our owned fleet and long-term affreightment agreements, but we still have open hedge positions relating to our FOB and domestic sales.

Effect of devaluation of Brazilian currency

          Our results of operations are affected in several ways by changes in currency exchange rates. In 2015, the Brazilian real depreciated 47% against the U.S. dollar, from an exchange rate of R$2.66 to US$1.00 on December 31, 2014 to R$3.90 to US$1.00 on December 31, 2015. The most important effects are described below.

  •
  Most of our revenues are denominated in U.S. dollars, while most of our costs of goods sold are denominated in other currencies, including the Brazilian real (49% in 2015) and the Canadian dollar (13% in 2015). In 2015, 34% of our costs of goods sold were denominated in U.S. dollars. As a result, changes in exchange rates, particularly with respect to the U.S. dollar, affect our operating costs and operating margins.

  •
  Most of our long-term debt (US$22.977 billion at December 31, 2015, not including accrued charges) is denominated in currencies other than the Brazilian real, principally the U.S. dollar. Because the functional currency of our parent company for accounting purposes is the Brazilian real, changes in the value of the U.S. dollar against the Brazilian real result in exchange gain or loss on our net liabilities.

  •
  We had real-denominated debt of US$5.252 billion at December 31, 2015, excluding accrued charges. Since most of our revenues are in U.S. dollars, we may use swaps to convert our debt service from Brazilian reais to U.S. dollars. Changes in the value of the U.S. dollar against the Brazilian real result in fair value variation on these derivatives, affecting our financial results. For more information on our use of derivatives, see Risk management.

          An increase in the value of the U.S. dollar, such as occurred in 2015, adversely affects our financial results due to exchange losses on our net U.S. dollar-denominated liabilities (US$7.166 billion in 2015) and fair value losses on our currency derivatives (US$1.502 billion in 2015). It also generally has a positive effect on our operating costs, as it did in 2015.

RESULTS OF OPERATIONS

Consolidated Revenues

          In 2015, our net operating revenues decreased 31.8% to US$25.609 billion, primarily resulting from lower prices for iron ore fines (an impact of US$8.614 billion on net revenues), iron ore pellets (US$2.030 billion), nickel (US$1.394 billion) and other commodities. This was partially offset by higher sales volume (an impact of US$2.239 billion on net revenues) of iron ore fines, iron ore pellets and nickel, mainly due to increases in the capacity of our facilities resulting from our capital expenditures for expansion of mine life. Net operating results of each segment are discussed below under —Results of operations by segment.

          Our revenue depends, among other factors, on the volume of production at our facilities and the prices for our products. We publish a quarterly production report that is available on our website and furnished to the SEC on Form 6-K. Increases in the capacity of our facilities resulting from our capital expenditure program have an important effect on our performance. Our production is also affected by acquisitions and dispositions.

Net operating revenue by product

          The following table summarizes our net operating revenues by product for the periods indicated.

	Year ended December 31,
	2013	% change	2014	% change	2015
	(US$ million, except for %)
Ferrous minerals:
Iron ore	US$27,844	(30.7)%	US$19,301	(36.1)%	US$12,330
Iron ore pellets	6,000	(12.3)	5,263	(31.6)	3,600
Ferroalloys and manganese	523	(25.1)	392	(58.7)	162
Other ferrous products and services	425	74.4	741	(36.6)	470

Subtotal	34,792	(26.1)	25,697	(35.5)	16,562

Coal	1,010	(26.8)	739	(28.8)	526

Base metals:
Nickel and other products(1)	5,839	6.9	6,241	(24.8)	4,693
Copper concentrate(2)	1,447	0.3	1,451	1.3	1,470

Subtotal	7,286	5.6	7,692	(19.9)	6,163

Fertilizers:
Potash	201	(23.4)	154	(14.3)	132
Phosphates	2,065	(11.9)	1,820	(4.8)	1,733
Nitrogen	469	(25.6)	349	(13.2)	303
Other fertilizer products	79	16.5	92	(38.0)	57

Subtotal	2,814	(14.2)	2,415	(7.9)	2,225

Other products and services(3)	865	15.1	996	(86.6)	133

Net operating revenues	US$46,767	(19.7)%	US$37,539	(31.8)%	US$25,609

(1)
Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Includes pig iron (2013 and 2014) and energy.

Sales volumes

          The following table sets forth, for our principal products, the total volumes we sold in each of the periods indicated.

	Year ended December 31,
	2013	2014	2015
	(thousand metric tons)
Ferrous minerals:
Iron ore fines	251,029	255,877	276,393
Iron ore pellets	40,991	43,682	46,284
Manganese	2,115	1,879	1,764
Ferroalloys	183	150	69
Coal:
Thermal coal	726	1,152	892
Metallurgical coal	7,353	6,330	5,614
Base metals:
Nickel	261	272	292
Copper	352	353	397
PGMs (oz)	510	577	519
Gold (oz)	297	351	425
Silver (oz)	2,154	1,889	2,303
Cobalt	2,939	3,188	3,840
Fertilizers:
Potash	531	475	463
Phosphates:
MAP	1,133	1,040	1,081
TSP	681	749	744
SSP	1,969	2,091	1,847
DCP	461	493	459
Phosphate rock	3,154	3,259	3,193
Nitrogen	890	680	641

Average realized prices

          The following table sets forth our average realized prices for our principal products for each of the periods indicated. We determine average realized prices based on our net operating revenues, which consist of the price charged to customers, excluding certain items that we deduct in arriving at net operating revenues, mainly value-added tax.

	Year ended December 31,
	2013	2014	2015
	(US$ per metric ton, except where indicated)
Ferrous minerals:
Iron ore	112.05	75.43	44.61
Iron ore pellets	150.22	124.17	77.78
Manganese	157.37	120.28	56.44
Ferroalloys	1,303.92	1,453.33	904.16
Coal:
Thermal coal	81.17	67.65	52.42
Metallurgical coal	129.34	104.37	85.55
Base metals:
Nickel	14,900.24	16,426.47	11,684.30
Copper	6,709.18	6,015.47	4,363
Platinum (US$/oz)	1,469.78	1,261.87	1,020.14
Gold (US$/oz)	1,339.37	1,192.51	1,123.07
Silver (US$/oz)	20.02	19.42	12.63
Cobalt (US$/lb)	10.95	10.67	9.95
Fertilizers:
Potash	417.32	355.79	318.32
Phosphates:
MAP	571.86	542.44	511.70
TSP	472.51	428.98	398.05
SSP	271.88	212.61	204.45
DCP	611.54	591.51	554.88
Phosphate rock	90.68	70.88	82.55
Nitrogen	610.27	604.41	554.32

          The following table summarizes, for the periods indicated, the distribution of our net operating revenues based on the geographical location of our customers.

	Net operating revenues by destination
	2013		2014		2015
	(US$ million)	(% of total)	(US$ million)	(% of total)	(US$ million)	(% of total)
North America
Canada	US$1,043	2.2%	US$1,393	3.7%	US$1,122	4.4%
United States	1,311	2.8	1,368	3.6	855	3.3

	2,354	5.0	2,761	7.3	1,977	7.7

South America
Brazil	6,190	13.2	5,927	15.8	3,967	15.5
Other	776	1.7	685	1.8	298	1.1

	6,966	14.9	6,612	17.6	4,255	16.6

Asia
China	18,920	40.5	12,657	33.7	9,095	35.5
Japan	4,035	8.6	3,627	9.7	1,959	7.7
South Korea	1,795	3.8	1,555	4.1	790	3.1
Taiwan	982	2.1	721	1.9	620	2.4
Other	825	1.8	1,029	2.8	904	3.5

	26,558	56.8	19,589	52.2	13,368	52.2

Europe
Germany	3,285	7.0	2,111	5.6	1,433	5.6
United Kingdom	1,003	2.1	709	1.9	399	1.6
Italy	1,055	2.3	849	2.3	461	1.8
France	977	2.1	565	1.5	331	1.3
Other	2,442	5.2	2,463	6.5	2,032	7.9

	8,762	18.7	6,697	17.8	4,656	18.2

Rest of the world	2,128	4.6	1,880	5.1	1,353	5.3

Total	US$46,767	100.0%	US$37,539	100.0%	US$25,609	100.0%

Consolidated operating costs and expenses

          Our cost of goods sold declined by US$4.551 billion in 2015, reflecting an impact of US$4.152 billion due to the positive effect of exchange rate variation and other cost reductions of US$1.370 billion, including US$1.183 billion in lower freight expenses mainly due to lower fuel prices. In 2015, we successfully implemented measures that resulted in a reduction of our costs, including the ramp-up of the N4WS and N5S extension mines in Carajás, and Vargem Grande, Conceição I and II itabirites projects in Minas Gerais. These effects were partially offset by US$971 million of higher costs associated mainly with higher volume of iron ore sold and the recognition of bunker oil hedge costs totaling US$439 million.

          Our selling, general and administrative and other expenses (net of revenues) decreased by 33.9% in 2015, on a constant currency basis, mostly due to reduction in personnel expenses, conclusion of some IT projects (particularly the implementation of our SAP system) and other cost-cutting measures. We reduced our research and evaluation expenses by 35%, to US$477 million in 2015 from US$734 million in 2014. Our pre-operating and stoppage expenses reduced by US$61 million in 2015, primarily because the ramp-up of our nickel operation in New Caledonia is approaching the operational targets, partially offset by higher pre-operating expenses in Long Harbour and Nacala. Other operating expenses declined mainly due to a reversal of provisions for asset retirement obligations in the amount of US$331 million, as a result of mining plan revisions, which extended the life of some assets and the scope of work used to determine asset retirement costs.

          Impairment of non-current assets was US$8.926 billion in 2015 and US$1.152 billion in 2014. In 2015, we recognized impairment charges in connection with certain of our iron ore, nickel, coal and potash assets, primarily due to revised price assumptions, while in 2014 we recorded an impairment in connection with our iron ore project in Simandou, in Guinea. See —Impairment.

  Cost of goods sold by product

          The following table presents, for each indicated period, our cost of goods sold by product and the percentage change from year to year. The percentage change is presented both as reported in our financial statements and as adjusted to remove the effects of exchange rate variation (constant currency basis).

	Year ended December 31,
	2013	Change		2014	Change		2015
	Cost of goods sold (US$ million)	As reported (%)	Constant currency (%)	Cost of goods sold (US$ million)	As reported (%)	Constant currency (%)	Cost of goods sold (US$ million)
Ferrous minerals:
Iron ore	9,067	5.2	11.5	9,532	(20.2)	(6.0)	7,604
Iron ore pellets	2,299	17.7	26.6	2,705	(21.6)	(2.0)	2,121
Ferroalloys and manganese	317	(17.7)	(10.6)	261	(33.0)	(6.9)	175
Other ferrous products and services	166	240.4	279.2	565	(39.6)	(11.4)	341

Subtotal	11,849	10.3	17.4	13,063	(21.6)	(5.4)	10,241

Coal	1,147	(6.6)	(3.0)	1,071	(21.7)	(15.3)	839

Base metals:
Nickel and other products(1)	3,657	1.4	4.6	3,710	(8.5)	0.6	3,393
Copper (2)	1,008	(13.0)	(5.4)	877	3.0	45.9	903

Subtotal	4,665	(1.7)	2.5	4,587	(6.3)	7.7	4,296

Fertilizers:
Potash	127	4.7	13.7	133	(33.1)	(5.3)	89
Phosphates	1,681	(9.9)	(5.7)	1,514	(22.5)	(5.6)	1,173
Nitrogen	382	(37.7)	(35.1)	238	(13.0)	–	207
Other fertilizer products	–	–	–	–	–	–	–

Subtotal	2,190	(13.9)	(9.8)	1,885	(22.1)	(4.8)	1,469

Other(3)	669	(10.2)	(5.1)	601	(76.9)	(71.6)	139

Total (excluding depreciation)	20,520	3.3	9.2	21,207	(19.9)	(4.8)	16,984

Depreciation	3,724	3.5	5.3	3,856	(8.5)	15.1	3,529

(1)
Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(2)
Does not include copper produced as a nickel co-product.
(3)
Includes pig iron (2013 and 2014) and energy.

  Expenses by product (excluding impairment charges)

          The following table summarizes, for each indicated period, our expenses (including selling, general and administrative, research and evaluation, pre-operating, stoppage and other expenses, net of other revenues) by product and the percentage change from year to year. The percentage change is presented both as reported in our financial statements and as adjusted to remove the effects of exchange rate variation (constant currency basis). The table excludes the effect of impairment charges. See —Impairment.

	Year ended December 31,
	2013	Change		2014	Change		2015
	Expenses (US$ million)	As reported (%)	Constant currency (%)	Expenses (US$ million)	As reported (%)	Constant currency (%)	Expenses (US$ million)
Ferrous minerals:
Iron ore	1,819	(4.5)	(11.6)	1,737	(63.0)	(46.3)	643
Iron ore pellets	252	(76.6)	(77.7)	59	(67.8)	(60.4)	19
Ferroalloys and manganese	47	(23.4)	(28.0)	36	(50.0)	(33.3)	18
Other ferrous products and services	(3)	–	–	7	–	–	(3)

Subtotal	2,115	(13.0)	(19.2)	1,839	(63.2)	(47.1)	677

Coal	358	2.0	1.1	365	(38.9)	(37.5)	223

Base metals:
Nickel and other products(2)	1,049	(47.5)	(47.8)	551	21.2	27.5	668
Copper (3)	177	(81.4)	(81.9)	33	24.2	70.8	41
Other base metal products	(244)	–	–	–	–	–	(230)

Subtotal	982	(40.5)	(41.2)	584	(18.0)	(12.6)	479

Fertilizers:
Potash	439	(87.2)	(87.4)	56	26.8	31.5	71
Phosphates	205	(16.1)	(22.9)	172	(38.4)	(19.7)	106
Nitrogen	32	(25.0)	(29.4)	24	(50.0)	(29.4)	12
Other fertilizer products	2	–	–	–	–	–	–

Subtotal	678	(62.8)	(64.0)	252	(25.0)	(6.9)	189

Other(4)	388	30.7	23.1	507	(42.0)	(16.9)	294

Total (excluding depreciation)	4,521	(21.5)	(25.2)	3,547	(47.5)	(32.1)	1,862

Depreciation	425	1.4	(2.0)	431	16.0	0.4	500
Total with depreciation	4,946	(19.6)	(23.3)	3,978	(40.6)	(27.1)	2,362

(1)
Excluding impairment charges.
(2)
Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(3)
Does not include copper produced as a nickel co-product.
(4)
Includes pig iron (2013 and 2014) and energy.

Results of operations by segment

          Our management uses adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, to assess each segment's contribution to our performance and to support decisions about resource allocation. Adjusted EBITDA is a non-GAAP measure, calculated for each segment using operating income or loss plus dividends received from joint ventures and associates, and adding back the amounts charged as (i) depreciation, depletion and amortization, (ii) impairment of non-current assets and onerous contracts and (iii) results on measurement or sale of non-current assets. For more information and a reconciliation of our operating income or loss to adjusted EBITDA, see Note 3 to our consolidated financial statements.

          The following table summarizes operating income or loss and Adjusted EBITDA for each of our segments.

	Year ended December 31,
	2013			2014			2015
	Operating income (loss)	Adjustments (1)	Adjusted EBITDA	Operating income (loss)	Adjustments (1)	Adjusted EBITDA	Operating income (loss)	Adjustments (1)	Adjusted EBITDA
	(US$ million)
Ferrous minerals:
Iron ore	15,565	1,456	17,021	5,383	2,693	8,076	1,794	2,311	4,105
Iron ore pellets	3,083	1,018	4,101	2,225	756	2,981	1,075	610	1,685
Ferroalloys and manganese	130	29	159	63	32	95	(54)	23	(31)
Other ferrous products and services	122	140	262	59	110	169	35	105	140

Subtotal	18,900	2,643	21,543	7,730	3,591	11,321	2,850	3,049	5,899

Coal	(668)	213	(455)	(1,160)	491	(669)	(3,766)	3,258	(508)

Base metals:
Nickel and other products(2)	(459)	1,592	1,133	1,575	405	1,980	(5,712)	6,344	632
Copper(3)	(127)	389	262	367	174	541	297	229	526
Other	244	–	244	–	–	–	230	–	230

Subtotal	(342)	1,981	1,639	1,942	579	2,521	(5,185)	6,573	1,388

Fertilizers:
Potash	(2,525)	2,160	(365)	(61)	26	(35)	(607)	579	(28)
Phosphates	(133)	312	179	(1,264)	1,398	134	587	(133)	454
Nitrogen	(20)	75	55	39	48	87	63	21	84
Other fertilizer products	77	0	77	92	–	92	57	–	57

Subtotal	(2,601)	2,547	(54)	(1,194)	1,472	278	100	467	567

Other(4)	(226)	113	(113)	(140)	42	(98)	(130)	(135)	(265)

Total	15,063	7,497	22,560	7,178	6,175	13,353	(6,131)	13,212	7,081

(1)
Adding dividends received from associates and joint ventures and excluding (i) depreciation, depletion and amortization, (ii) impairment of non-current assets and onerous contracts and (iii) results on measurement or sale of non-current assets. See Note 3(a) to our consolidated financial statements.
(2)
Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(3)
Does not include copper produced as a nickel co-product.
(4)
Includes pig iron and energy.

          We discuss below, for each segment, the changes in our net operating revenues, cost of goods sold (excluding depreciation, depletion and amortization), expenses (excluding depreciation, depletion and amortization and excluding impairment charges), adjusted EBITDA and operating income.

  Ferrous minerals

  2015 compared to 2014.

          Our net operating revenues from sales of ferrous minerals decreased by 35.5%, from US$25.697 billion in 2014 to US$16.562 billion in 2015, reflecting lower iron ore and iron ore pellet prices, partially offset by higher sale volumes of iron ore and iron ore pellets. Our average realized prices in 2015 were 40.8% and 35.4% lower than our average realized prices in 2014 for iron ore and iron ore pellets, respectively, reflecting the decline in the average reference price index Platt's IODEX 62% CFR China. Our iron ore sales volume increased by 8.0% in 2015, due to the ramp-up of the Carajás plant 2, Vargem Grande and Conceição I and II Itabirites projects, and improvement of our distribution logistics, while the volume of our iron ore pellets sales increased by 6.0% due to the ramp-up of the Tubarão VIII pelletizing plant.

          Our cost of goods sold from ferrous minerals, excluding depreciation, decreased by 5.4% on a constant currency basis, mainly as a result of (i) a decrease in our freight costs, in the amount of US$1.246 billion, (ii) a reduction in the railroad transportation fees paid to MRS in the amount of US$104 million, (iii) US$233 million reduction in the cost of acquisition of iron ore, mainly due to lower prices, and (iv) a decrease in pellet plants leasing, in the amount of US$46 million mainly due to the decline in prices. These effects were partially offset by increased costs associated with the increase in volume sold, in the amount of US$1.173 billion. In addition, we implemented general cost-cutting measures, including the renegotiation and termination of contracts.

          Our net expenses from ferrous minerals, excluding depreciation and impairment charges, decreased by 47.1% on constant currency basis, from US$1.839 billion in 2014 to US$677 million in 2015, mainly due to a reversion of provisions for asset retirement obligations in the amount of US$322 million and a US$201 million reduction in research and evaluation expenses.

          Our adjusted EBITDA from ferrous minerals was US$5.899 billion in 2015, 47.9% lower than in 2014, for the reasons described above, partially offset by the positive impact of exchange rate variation, in the amount of US$2.794 billion. Dividends received from joint ventures and associates operating in the ferrous minerals segment totaled US$255 million in 2015 compared to US$525 million in 2014, reflecting lower dividends from Samarco.

          Our operating income from ferrous minerals was US$2.850 billion in 2015 and US$7.730 billion in 2014. This 63.1% decrease reflects, in addition to the effects discussed above, the effect of the US$992 million impairment charge on our Corumbá mines, provisions for losses associated with long-term river freight agreements in the Paraná and Paraguay waterway systems and stoppage of our pelletizing plants in the Northern System.

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

          Our cost of goods sold from ferrous minerals, excluding depreciation, increased 17.4% on a constant basis, basically as a result of higher costs of maintenance materials in iron ore, due to early incurrence of maintenance costs to prepare for additional increases in iron ore production volumes (particularly in connection with the N4WS mine pit in Carajás), increase in wages by 6%, higher freight costs due to an increase of CFR volume sales and leasing fees related to our joint-venture pelletizing assets, in the amount of US$199 million.

          Our net expenses from ferrous minerals, excluding depreciation and impairment charges, decreased 19.2% on constant currency basis, as a result of a reduction of pre-operating and stoppage expenses in the amount of US$166 million, as some of our projects were concluded during the year of 2014, such as Conceição Itabiritos. During 2014, we registered expenses related to pre-operating and stoppage expenses of our pellet plants in the amount of US$38 million, while in 2013 we registered US$130 million.

          Our adjusted EBITDA from ferrous minerals was US$11.321 billion in 2014, 47.4% lower than in 2013, for the reasons discussed above, partially offset by the depreciation of the Brazilian real against the U.S. dollar. Dividends received from joint ventures and associates operating in the ferrous minerals segment totaled US$525 million in 2014 compared to US$715 million in 2013, reflecting lower dividends from Samarco.

          Our operating income from ferrous minerals was US$7.730 billion in 2014 and US$18.900 billion in 2013. The 59.1% decrease reflects, in addition to the effects discussed above, the impairment of Vale's equity stake in VBG's operations in Guinea in the amount of US$1.135 billion.

  Coal

  2015 compared to 2014.

          Our net operating revenues from sales of coal decreased to US$526 million in 2015, from US$739 million in 2014. This 28.8% decrease primarily reflected lower prices and sales volume for both thermal and metallurgical coal. Our sales volumes decreased due to lower sales from our Isaac Plains and Integra Coal mines operations, which we suspended in May 2014, and eventually sold in the last quarter of 2015.

          Our cost of goods sold from coal, excluding depreciation, decreased to US$839 million in 2015, or 15.3% on a constant currency basis, due to the stoppage of our Isaac Plains and Integra Coal mines, partially offset by additional costs in our operations in Mozambique driven by higher sales volumes.

          Our net expenses from coal, excluding depreciation and impairment charges, decreased by 37.5% on a constant currency basis, from US$365 million in 2014 to US$223 million in 2015, due to (i) reduced selling, general and administrative expenses in Australia, (ii) the receipt of insurance proceeds of US$36 million in connection with a flood that occurred in Australia in 2010 and (iii) lower effects of inventory adjustments on thermal coal in Mozambique in 2015, as compared to 2014.

          Our adjusted EBITDA from coal was a loss of US$508 million in 2015, while in 2014 we had a loss of US$669 million, reflecting the decline in coal prices and lower sales volume due to the suspension of the Isaac Plains and Integra Coal mines in Australia. Dividends received from joint ventures and associates operating in the coal segment amounted to US$28 million in 2015 and US$29 million in 2014.

          Our operating loss from coal increased from US$1.160 billion in 2014 to US$3.766 billion in 2015, reflecting, in addition to the negative effects discussed above, (i) a US$635 million impairment charge on our assets in Australia, based on lower expected coal prices, and (ii) a US$2.403 billion impairment charge on our coal assets in Mozambique, due to the decrease in the net recoverable amount as a result of lower expected coal prices and increased logistic costs. In 2014, we recorded an impairment of US$343 million related to our Isaac Plans and Integra Coal mines.

  2014 compared to 2013.

          Our net operating revenues from sales of coal decreased to US$739 million in 2014, from US$1.010 billion in 2013. This 26.8% decrease primarily reflected lower prices for both thermal and metallurgical coal, and lower volume sold for metallurgical coal, partially offset by higher sales volume of thermal coal.

          Our cost of goods sold from coal, excluding depreciation, decreased to US$1.071 billion, or 3.0% on a constant currency basis, due to the increased participation from Mozambique sales and decreased participation from Australia sales.

          Our net expenses from coal, excluding depreciation and impairment charges, increased by 1.1% on a constant currency basis, to US$365 million in 2014, due to expenses registered in 2014 related to the suspension of certain operations in Australia and inventory adjustment in Mozambique.

          Our adjusted EBITDA from coal was a loss of US$669 million in 2014, 47.0% higher than the US$455 million loss in 2013, reflecting mainly lower prices. Dividends received from joint ventures and associates operating in the coal segment amounted to US$29 million in 2014 and US$40 million in 2013.

          Our operating loss from coal increased by 73.7%, from US$668 million in 2013 to US$1.160 billion in 2014, reflecting, in addition to the negative effects discussed above, a US$343 million impairment charge on our assets in Australia.

  Base metals

  2015 compared to 2014.

          Our net operating revenues from sales of base metals decreased to US$6.163 billion in 2015 from US$7.692 billion in 2014. The 19.9% decrease primarily reflected lower prices for nickel and copper, partially offset by higher nickel sales volumes, resulting from ramp-up of our operations in New Caledonia and of Onça Puma, in Brazil, and higher copper sales volume, resulting from the ramp-up of Salobo operations.

          Our cost of goods sold from base metals, excluding depreciation, increased 7.7% on a constant currency basis, due to higher costs related to ramp-up of Onça Puma and Salobo operations and increased allocation of VNC pre-operating expenses to costs of goods sold.

          Our net expenses from base metals, excluding depreciation and impairment charges, decreased 12.6% on constant currency basis, mainly due to lower pre-operating expenses and a US$230 million gain on the gold stream transaction in 2015, partly offset by lower insurance proceeds in 2015 of US$212 million (US$64 million in 2015 compared to US$276 million in 2014).

          Our adjusted EBITDA from base metals was US$1.388 billion in 2015, 44.9% lower than in 2014. Despite the lower nickel and copper prices, certain non-recurring items contributed to our income generation, such as insurance proceeds received in 2014 and the proceeds received in the gold stream transaction in 2015.

          Our operating loss from base metals was US$5.185 billion in 2015, while we generated an operating income of US$1.942 billion in 2014. In 2015, we had a US$4.984 billion impairment charge on our nickel assets in New Caledonia and in Newfoundland and Labrador, in Canada, as a result of the reduction of long term prices projections, partially offset by an additional reversal of the impairment on our Onça Puma nickel assets in the amount of US$252 million. In 2014, we benefited from a reversal of the impairment on our Onça Puma nickel assets in the amount of US$1.617 billion.

  2014 compared to 2013.

          Our net operating revenues from sales of base metals increased to US$7.692 billion in 2014 from US$7.286 billion in 2013. The 5.6% increase primarily reflected higher nickel prices, resulting from market recovery after a cycle of decrease, and higher nickel sales volume due to the ramp-up of Onça Puma operations.

          Our cost of goods sold from base metals, excluding depreciation increased 2.5%, on a constant currency basis, due to higher sales volumes of nickel, cobalt, PGMs and gold.

          Our net expenses from base metals, excluding depreciation and impairment charges, decreased 41.2% on a constant currency basis, due to a reduction of pre-operating expenses and higher insurance proceeds received.

          Our adjusted EBITDA from base metals was US$2.521 billion in 2014, 53.8% higher than in 2013. In addition to the lower costs and expenses, adjusted by the increase in sales volume, certain non-recurring items, such as insurance proceeds received in 2014 and the proceeds in the amount of US$244 million received in the gold stream transaction in 2013, contributed to our income generation.

          Our operating income from base metals was US$1.942 billion in 2014, while we had an operating loss of US$342 million in 2013. The partial reversal of the impairment on our Onça Puma nickel assets positively affected our operating income in 2014.

  Fertilizers

  2015 compared to 2014.

          Our net operating revenues from sales of fertilizers decreased 7.9%, to US$2.225 billion in 2015 from US$2.415 billion in 2014, due to reduction in prices and volumes of most of our fertilizer products, partially offset by an increase in phosphatic rock and sulfuric prices in the international market and better commercial performance.

          Our cost of goods sold from fertilizers, excluding depreciation, decreased 4.8% on a constant currency basis, due to decrease in volume sold and cost saving initiatives, which were partly offset by inflation.

          Our net expenses from fertilizers, excluding depreciation and impairment charges, decreased 6.9% on a constant currency basis, due to downsizing initiatives, which was partly offset by inflation. Also pre-operating and stoppage expenses decreased mainly as a result of a reduction in stoppage expenses in the amount of US$15 million.

          Our adjusted EBITDA from fertilizers increased from US$278 million in 2014 to a US$567 million in 2015. The increase resulted from exchange rate impacts in the amount of US$246 million, costs saving initiatives and expense reductions, partly offset by inflation, lower volumes, higher research and evaluation expenses and lower sales prices.

          Our operating result from fertilizers was an operating income of US$100 million in 2015 compared to an operating loss of US$1.194 billion in 2014. In 2015, we had a reversion of impairment on certain Brazilian phosphates operations of US$391 million due to depreciation of the Brazilian real against U.S. dollar and we had an impairment of US$548 million related to the Rio Colorado project. In 2014, we recorded an impairment of our Rio Colorado potash project in Argentina of US$1.053 billion.

  2014 compared to 2013.

          Our net operating revenues from sales of fertilizers decreased to US$2.415 billion in 2014, from US$2.814 billion in 2013. The 14.2% decrease was a result of lower prices and lower sales volumes due to the sale of our Araucaria nitrogen operation in June 2013.

          Our cost of goods sold from fertilizers, excluding depreciation, decreased 9.8%, on a constant currency basis, due to cost saving initiatives and lower ammonia/sulfur prices.

          Our net expenses from fertilizers, excluding depreciation and impairment charges, decreased 64.0%, on a constant currency basis, primarily due to a reduction of stoppage expenses associated with our Rio Colorado project in the amount of US$376 million.

          Our adjusted EBITDA from fertilizers was an income of US$278 million in 2014, against a loss of US$54 million in 2013. The increase resulted from the reduction of costs and expenses of US$355 million, the reduction of the stoppage expenses with the Rio Colorado project in the amount of US$376 million, which were partially off-set by lower prices (US$276 million).

          Our operating loss from fertilizers was US$1.194 billion in 2014 compared to an operating loss of US$2.601 billion in 2013. These losses primarily reflected the impairment of fertilizers assets in 2014, in the amount of US$1.053 billion, and the impairment of the Rio Colorado project in 2013, in the amount of US$2.116 billion. Lower costs and lower stoppage expenses in the Rio Colorado project contributed to mitigate these operating losses.

Financial results

          The following table details our net non-operating income (expenses) for the periods indicated.

	Year ended December 31,
	2013	2014	2015
	(US$ million)
Financial income	US$643	US$401	US$270
Financial expenses	(5,002)	(2,936)	(1,112)
Gains (losses) on derivatives, net	(1,033)	(1,334)	(2,478)
Foreign exchange gains (losses), net	(2,765)	(2,115)	(7,166)
Indexation gains (losses), net	(175)	(85)	(315)

Non-operating income (expenses)	US$(8,332)	US$(6,069)	US$(10,801)

          2015 compared to 2014.    Our non-operating expenses increased 78.0%, to US$10.801 billion in 2015 from US$6.069 billion in 2014. This principally resulted from:

  •
  Net foreign exchange losses of US$7.166 billion in 2015 compared to net foreign exchange losses of US$2.115 billion in 2014, principally due to the depreciation of the Brazilian real against the U.S. dollar.

  •
  The net effect of fair value changes in derivatives, which represented a loss of US$2.478 billion in 2015 compared to a loss of US$1.334 billion in 2014. This reflected the following main categories of derivatives transactions:

  ◦
  Currency and interest rate swaps. We recognized a net loss of US$1.502 billion in 2015 from currency and interest rate swaps, compared to net loss of US$683 million in 2014. These swaps are primarily used to convert debt denominated in other currencies into U.S. dollars in order to protect our cash flow from exchange rate volatility.

  ◦
  Nickel derivatives. We recognized a loss of US$49 million in 2015 compared to a gain of US$9 million in 2014. These derivatives are part of our nickel price protection program.

  ◦
  Bunker oil derivatives. We recognized a net loss of US$1.181 billion in 2015 compared to a net loss of US$614 million in 2014. These derivatives are structured to minimize the volatility of the cost of maritime freight, and the variation is due to the sharp decrease in the spot bunker oil price.

  ◦
  Warrants. We recognized a net loss of US$142 million in 2015 compared to a net loss of US$5 million in 2014. These derivatives were part of the consideration we received under the 2013 gold sale contract with Silver Wheaton.

  •
  A net indexation loss of US$315 million in 2015 compared to a loss of US$84 million in 2014, as a result of higher inflation in Brazil.

  •
  A decrease in financial income from US$401 million in 2014 to US$270 million in 2015, as a result of lower average cash position in 2015, as compared to 2014.

  •
  A decrease in financial expenses of US$1.824 billion, from US$2.936 billion in 2014 to US$1.112 billion in 2015, attributable primarily to the US$1.279 billion decrease in the amount of our participative debentures, which are marked-to-market, due to the decline in commodities price.

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

Equity results in associates and joint ventures

          2015 compared to 2014.    Our equity results in associates and joint ventures in 2015 decreased to a loss of US$439 million from an income of US$505 million in 2014, mostly due to the negative results from Companhia Siderúrgica do Pecém (US$307 million loss in 2015) and from Samarco (US$167 million loss in 2015) while in 2014 we had a positive result from Samarco (US$392 million income).

          2014 compared to 2013.    Our equity results in associates and joint ventures increased to a US$505 million income in 2014 from a US$469 million income in 2013, mostly related to a positive result from Samarco, while the results in 2013 were affected by the negative results of Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.

Results on sale or disposal of investments in associates and joint ventures

          2015 compared to 2014.    Our results on sale or disposal of investments in associates and joint ventures increased to an income of US$97 million in 2015 from loss of US$30 million in 2014. In 2015, we had positive results from coal asset sale in the amount of US$79 million and energy generation assets in the amount of US$18 million. In 2014, the US$30 million loss refers to Vale Florestar.

          2014 compared to 2013.    While in 2014 we registered a loss of US$30 million related to the sale of our interest at Vale Florestar, in 2013 the income of US$41 million is related to a gain on the sale of Log-In and a gain related to disposal of Fosbrasil, resulting in an income of US$27 million.

Impairment of investments in associates and joint ventures

          Impairments of investments in associates and joint ventures totaled US$446 million in 2015, of which US$132 million related to our investment in Samarco and US$314 million related to our investment in TEAL. In 2014, we recognized an impairment of US$31 million on our investment in Vale Soluções em Energia S.A. In 2013, we recognized no impairment of investments in associates and joint ventures.

Income taxes

          For 2015, we recorded net income tax gain of US$5.100 billion, compared to a net income tax expense of US$1.200 billion in 2014. In 2015, our effective tax rate was 28.8%. Tax legislation that became effective in 2015 provides that income of our foreign subsidiaries will be taxed in Brazil, on an accrual basis, applying the differential between the local rate and the Brazilian tax rates. Accordingly, the effective tax rate was different from the statutory rate mainly due to: (i) unrecognized tax losses and (ii) nondeductible impairment, partially offset by the constitution of tax loss forward related to losses at foreign subsidiaries that we were able to recognize due to change of law. Under the legislation that became effective in 2015, the accumulated losses of our foreign subsidiaries as of December 31, 2014 were available to offset their future profits. On September 30, 2015, we filed the required tax return and completed the review of the income tax loss carryforwards available in each foreign subsidiary as of December 31, 2014, which permitted us to recognize a deferred tax asset of US$2.952 billion related to accumulated losses in certain of our foreign subsidiaries.

          For 2014, we recorded net income tax expense of US$1.200 billion, compared to an income tax expense of US$6.833 billion in 2013. In 2014, we had a nondeductible impairment related to our iron ore operations in Guinea and our nickel operations in New Caledonia. Excluding the effect of these impairment charges and the reversal for tax loss carryforwards, the effective tax rate would have been 35.5%.

          In 2013, we had a tax expense from continued operations of US$4.048 billion in connection with the REFIS, a federal tax settlement program for payment of amounts relating to Brazilian corporate income tax and social contribution, in order to settle the claims related to the net income of our non-Brazilian subsidiaries and associates from 2003 to 2012. Our participation in the REFIS resulted in a substantial reduction in the amounts in dispute. For more information, see Additional information—Legal proceedings—Litigation on Brazilian taxation of foreign subsidiaries and Notes 6, 20 and 21 to our consolidated financial statements. The effective tax rate on our pretax income, excluding the income tax expense and financial expenses in connection with the REFIS, as well as the impairment of fixed assets, was 23.3%, which is lower than the statutory rate, mainly because of the tax benefit of shareholder distributions categorized as interest on shareholders' equity.

 LIQUIDITY AND CAPITAL RESOURCES

Overview

          In the ordinary course of business, our principal funding requirements are for capital expenditures, dividend payments and debt service. We have historically met these requirements by using cash generated from operating activities and through borrowings, supplemented by dispositions of assets.

          For 2016, we have budgeted capital expenditures of US$6.167 billion, including US$3.172 billion for project execution and US$2.995 billion for sustaining existing operations and replacement projects. Our Board of Directors approved a contingency plan for 2016, pursuant to which we target reducing the investment budget for 2016 to US$5.561 billion. Our Board of Executive Officers has proposed that we not make dividend payments in 2016, subject to approval by our Board of Directors. A principal amount of US$2.012 billion of our debt matures in 2016, including US$951 million which matured in January 2016.

          As a result of the decrease in global commodity prices, we expect our operating cash flow to decrease in 2016. We have taken measures to reduce our capital expenditures, and we are evaluating opportunities for additional cash generation, in order to mitigate the effect of this expected decrease in our operating cash flow. In 2015, for example, we entered into transactions to recover part of our investments in our business in Mozambique, and we are seeking project financing for the Nacala project. Additionally, we received an upfront payment of US$900 million and ongoing payments in consideration of the sale to Silver Wheaton of 25% of the gold stream from our Salobo copper mine, and we sold 12 of our very large ore carriers for US$1.316 billion. We continue to consider the sale of certain assets and investments, and joint ventures for certain of our businesses. Finally, we are committed to continue the reduction in our costs and expenses and to maintain discipline in capital allocation.

          We also regularly review acquisition and investment opportunities and, when suitable opportunities arise, we make acquisitions and investments to implement our business strategy. We may fund these investments with borrowings.

Sources of funds

          Our principal sources of funds are operating cash flow and borrowings. The amount of operating cash flow is strongly affected by global prices for our products. In 2015, our operating activities generated cash flows from continued operations of US$4.491 billion, compared to US$12.807 billion in 2014, reflecting primarily the lower prices of iron ore and pellets.

          In 2015, we borrowed US$4.0 billion under our new and existing financing agreements. Our major new borrowing transactions in 2015 are summarized below.

  •
  In 2015, we entered into pre-export financing facilities that are linked to future receivables from export sales, in the total amount of US$1.2 billion. These facilities will mature in 2018 and 2020.

  •
  In November 2015, we issued R$1.5 billion, or US$384 million, in export credit notes to a Brazilian commercial bank, which will mature in 2022.

  •
  In August 2015, we issued R$1.35 billion, or US$346 million, in infrastructure debentures maturing in 2020 and 2022 to finance part of the CLN S11D project.

  •
  In April 2015, we issued a bank credit note to a Brazilian bank in the amount of R$700 million, or US$179 million, maturing in 2022.

  •
  In 2015, we borrowed approximately US$750 million from BNDES to finance a variety of our iron ore and logistics infrastructure projects.

  •
  The remaining US$1.14 billion mostly relates to trade finance transactions to finance general corporate purposes.

          In 2015, we received approximately US$3.4 billion as a result of divestments and sales of interests in certain joint ventures and investments. The main divestment transactions in 2015 are described below:

  •
  In March 2015, we received an initial cash payment of US$900 million from Silver Wheaton, as part of the sale an additional 25% of the gold produced from the Salobo copper mine for the life of mine. As a consequence of this transaction, we recorded a deferred liability in the amount of US$532 million, which will be recognized in our income statement as the services are rendered and the gold is extracted.

  •
  In April 2015, we received a cash payment of R$306 million, equivalent to US$97 million, from Cemig CT, as part of the transaction pursuant to which we sold 49% of our 9% participation in the Belo Monte hydroelectric plant project.

  •
  As part of the sale of 12 very large ore carriers of 400,000 tons DWT previously owned and operated by Vale, we received cash payments of (i) US$445 million from China Ocean Shipping Company in June 2015; (ii) US$448 million from China Merchants Energy Shipping Co. Ltd. in September 2015; and (iii) US$423 million from a consortium led by ICBC Financial Leasing in December 2015. We used part of the proceeds to repay debt to the Export-Import Bank of China and the Bank of China Limited that was incurred to finance the construction of the very large ore carriers, reducing the total debt by US$284 million.

          In September 2015, we received a cash payment of R$4 billion (US$1.089 billion) from an affiliate of Banco Bradesco S.A., as proceeds from the sale of preferred shares representing 36.4% stake of MBR. See Information on the Company—Business overview—Significant changes in our business.

Uses of funds

  Capital expenditures

          Capital expenditures in 2015 amounted to US$8.401 billion, including US$5.548 billion for project execution and US$2.853 billion dedicated to sustaining existing operations. Our actual capital expenditures detailed in other part of these report may differ from those reported in our cash flow statements, because actual figures include some amounts that are treated as current expenses for accounting purposes, such as expenses for project development and maintenance of existing assets. There may also be differences due to the fact that some actual figures are converted into U.S. dollars at the exchange rate on the date of each cash disbursement, while figures reported in our cash flow statements are converted into U.S. dollars based on average exchange rates. For more information about the specific projects for which we have budgeted funds, see Information on the Company—Capital expenditures.

  Distributions and repurchases

          We paid total dividends of US$1.5 billion in 2015 (including distributions classified as interest on shareholders' equity), consisting of US$1 billion in April and US$500 million in October. Our Board of Executive Officers proposed that we not distribute dividends in 2016, subject to approval by our Board of Directors. We did not repurchase any of our shares in 2015.

  Tax payments

          We paid US$527 million in income tax in 2015, excluding the payments in connection with REFIS, compared to US$504 million in 2014. In connection with our participation in the REFIS, our outstanding commitment totals US$4.431 billion, which will be paid in 154 monthly installments. In 2015, we paid a total of US$384 million in connection with the REFIS.

Debt

          As of December 31, 2015, our outstanding debt was US$28.853 billion (including US$28.229 billion of principal and US$624 million of accrued interest) compared with US$28.807 billion at the end of 2014. As of December 31, 2015, US$495 million of our debt was secured by liens on some of our assets. As of December 31, 2015, the average remaining term of our debt was 8.13 years, compared to 9.10 years in 2014.

          As of December 31, 2015, the short term debt and the current portion of long-term debt was US$2.506 billion, including charges.

          Our major categories of long-term indebtedness are as follows. The principal amounts given below include the current portion of long-term debt and exclude accrued charges.

  •
  U.S. dollar-denominated loans and financing (US$7.047 billion at December 31, 2015).  This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations.

  •
  U.S. dollar-denominated fixed rate notes (US$14.114 billion at December 31, 2015).  We have issued in public offerings several series of fixed-rate debt securities, directly by Vale and through our finance subsidiary Vale Overseas Limited, guaranteed by Vale, totaling US$12.462 billion. Our subsidiary Vale Canada has outstanding fixed rate debt in the amount of US$400 million.

  •
  Euro-denominated fixed rate notes (US$1.633 billion at December 31, 2015).  We have issued in public offerings two series of fixed-rate debt securities denominated in Euro totaling €1.500 billion.

  •
  Other debt (US$5.435 billion at December 31, 2015).  We have outstanding debt, principally owed to BNDES, Brazilian commercial banks and infrastructure debentures, denominated in Brazilian reais and other currencies.

          We have a variety of credit lines available, including the following, as of December 31, 2015:

  •
  Credit lines for R$7.3 billion, or US$1.9 billion, to finance our investment program. As of December 31, 2015, the total amount available under these facilities was R$1.4 billion, or US$365 million.

  •
  A R$3.9 billion, or US$1.0 billion, financing agreement with BNDES to finance part of the implementation of the CLN 150 Mtpy project, which will expand the logistics infrastructure in Vale's Northern System. As of December 31, 2015, this facility was almost fully drawn.

  •
  A R$6.2 billion, or US$1.6 billion, financing agreement with BNDES to finance part of the implementation of the S11D project and its infrastructure (CLN S11D). As of December 31, 2015, the total amount available under this facility was R$2.9 billion, or US$730 million.

  •
  We have two revolving credit facilities with syndicates of international banks, which will mature in 2018 and 2020. As of December 31, 2015, the total amount available under these facilities was US$5.0 billion, which can be drawn by Vale, Vale Canada and Vale International. In January 2016, we drew US$3.0 billion under these facilities.

          Some of our long-term debt instruments contain financial covenants. In particular, instruments representing approximately 21% of the aggregate principal amount of our total debt require that we maintain, as of the end of each quarter, (a) a consolidated ratio of total debt to adjusted EBITDA for the past twelve months not exceeding 4.5 to one and (b) a consolidated interest coverage ratio of at least 2.0 to one. These covenants appear in our financing agreements with BNDES, with other export and development agencies, and with some other lenders. During the last quarter of 2015, we agreed with lenders under these agreements to amend the leverage ratio to require a ratio of 5.5 to one through the end of 2016, which will give us flexibility to finalize our investment cycle. On December 31, 2015, (i) our consolidated ratio of total debt to adjusted EBITDA for the past twelve months was 4.1 to one and (ii) our consolidated interest coverage ratio was 4.8 to one.

          As of December 31, 2015, the corporate guarantees we provided (corresponding to our direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled US$274 million and US$1.172 billion, respectively. As a result of the transfer of 49% of our 9% stake in Norte Energia S.A. to Cemig GT, the guarantee for Norte Energia S.A. is now shared with Cemig GT.

CONTRACTUAL OBLIGATIONS

          The following table summarizes our contractual obligations as of December 31, 2015. This table excludes other common non-contractual obligations that we may have, including pension obligations, deferred tax liabilities and contingent obligations arising from uncertain tax positions, all of which are discussed in the notes to our consolidated financial statements.

	Payments due by period
	Total	Less than 1 year	2017 – 2018	2019 – 2020	Thereafter
	(US$ million)
Debt less accrued interest	US$28,229	US$2,011	US$6,714	US$6,459	US$13,045
Interest payments(1)	17,393	1,477	3,064	2,669	10,183
Operating lease obligations(2)	286	56	121	109	–
Purchase obligations(3)	9,100	4,225	2,566	791	1,518

Total	US$55,008	US$7,769	US$12,465	US$10,028	US$24,746

(1)
Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2015 and assuming that (i) all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payments dates, and (ii) our perpetual bonds are redeemed on the first permitted redemption date. Amounts do not include derivatives transactions.
(2)
Amounts include fixed payments related to the operating lease contracts for the pellet plants.
(3)
Obligations to purchase materials. Amounts are based on contracted prices, except for purchases of iron ore from mining companies located in Brazil.

OFF-BALANCE SHEET ARRANGEMENTS

          At December 31, 2015, we did not have any off-balance sheet arrangements as defined in the SEC's Form 20-F. For information on our contingent liabilities see Note 30 to our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

          We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and if it requires significant judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see Note 32 to our consolidated financial statements.

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

          One of the ways we make our ore reserve estimates is to determine the mine closure dates used in recording the fair value of our asset retirement obligations for environmental and site reclamation costs and the periods over which we amortize our mining assets. Any change in our estimates of total expected future mine or asset lives could have an impact on the depreciation, depletion and amortization charges recorded in our consolidated financial statements under cost of goods sold and impairment test. Changes in the estimated lives of our mines could also significantly impact our estimates of environmental and site reclamation costs, which are described in greater detail below.

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

          Our Environmental Department defines the policies and procedures that should be used to evaluate our asset retirement obligations. The future costs of retirement of our mines and processing assets at all our sites are reviewed annually, in each case considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate.

          As of December 31, 2015, we estimated the fair value of our aggregate total asset retirement obligations to be US$2.474 billion.

Impairment of non-current assets

          We annually assess whether there is any objective evidence of impairment of our financial assets and long-lived, non-financial assets. For financial assets measured through amortized cost, we compare the carrying amount with the expected cash flows of the asset, adjusted to reflect the present value. For long-lived, non-financial assets (such as intangible assets or property plant and equipment), when there are indications of impairment, we conduct the test by comparing the recoverable value of these assets (which are grouped at the lowest levels for which there are separately identifiable cash flows of the corresponding cash-generating unit) to their carrying amount. If we identify the need for adjustment for a particular asset, we apply that adjustment consistently for the corresponding cash-generating unit. The recoverable amount for an asset is the higher of (i) its value in use and (ii) its fair value less the cost of selling it.

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

          Non-current assets (excluding goodwill) which we recognized as impairment are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Fair values of derivatives and other financial instruments

          Derivatives transactions that are not qualified as hedge accounting are classified and presented as economic hedge, as we use derivative instruments to manage our financial risks as a way of hedging against these risks. Derivative financial instruments are recognized as assets or liabilities in the balance sheet and are measured at their fair values. Changes in the fair values of derivatives are recorded in income statement or in stockholders' equity when the transaction is eligible to be characterized as effective hedge accounting.

          We have entered into some cash flow hedges that qualify for hedge accounting. We use well-known market participants' valuation methodologies to compute the fair value of instruments. To evaluate the financial instruments, we use estimates and judgments related to present values, taking into account market curves, projected interest rates, exchange rates, counterparty (credit) risk adjustments, forward market prices and their respective volatilities, when applicable. We evaluate the impact of credit risk on financial instruments and derivative transactions, and we enter into transactions with financial institutions that we consider to have a high credit quality. The exposure limits to financial institutions are proposed annually by the Executive Risk Committee and approved by the Board of Executive Officers. The financial institution's credit risk tracking is performed making use of a credit risk valuation methodology that considers, among other information, published ratings provided by international rating agencies and other management judgments. During 2015, we implemented hedge accounting for foreign exchange hedge and bunker costs hedge. In 2015, we recorded net losses on our income statement of US$2.916 billion in relation to derivative instruments, including US$481 million of realized losses relating to derivatives instruments designated as cash flow hedge accounting.

Deferred income taxes

          We recognize deferred tax effects of tax loss carryforwards and temporary differences in our consolidated financial statements. We record a valuation allowance when we believe that it is probable that tax assets will not be fully recoverable in the future.

          Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

          When we prepare our consolidated financial statements, the provision for income tax is calculated individually for each entity in the group based on Brazilian tax rates, on an accrual basis, by applying the differential between the nominal local tax rates (based on rules in force in the location of the entity) and the Brazilian rate. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from deferring treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not probable, we record a provision against a tax expense in our statement of income. When we reduce the provision, we record a tax benefit in our statement of income.

          Determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax assets requires significant management judgment, estimates and assumptions about matters that are highly uncertain. For each income tax asset, we evaluate the likelihood of whether some portion or the entire asset will not be realized. The valuation allowance made in relation to accumulated tax loss carryforwards depends on our assessment of the probability of generation of future taxable profits within the legal entity in which the related deferred tax asset is recorded, based on our production and sales plans, commodity prices, operating costs, environmental costs, group restructuring plans for subsidiaries and site reclamation costs and planned capital costs.

Litigation

          We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and we disclose material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Note 18 to our consolidated financial statements.

          We record an estimated loss from a loss contingency when information available prior to the issuance of our financial statements indicates that it is probable that an outflow of resources will be required to settle an obligation, and the amount of the loss can be reasonably estimated. In particular, given the nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. By their nature, contingencies will only be resolved when one or more future events occurs or fails to occur, and typically those events will occur a number of years in the future. Assessing such liabilities, particularly in the Brazilian legal environment, inherently involves the exercise of significant management judgment and estimates of the outcome of future events.

          The provision for litigation at December 31, 2015, totaling US$822 million, consists of provisions of US$454 million for labor, US$79 million for civil, US$269 million for tax and US$20 million for other claims. Claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is reasonably possible but not probable, and for which we have not made provisions, amounted to a total of US$9.908 billion at December 31, 2015, including claims of US$1.866 billion for labor, US$1.335 billion for civil, US$5.326 billion for tax and US$1.381 billion for other claims.

Employee post-retirement benefits

          We sponsor defined benefit pension and other post-retirement benefit plans covering some of our employees. The determination of the amount of our obligations for these benefits depends on certain actuarial assumptions. These assumptions are described in Note 21 to our consolidated financial statements and include, among others, the discount rate, the expected long-term rate of return on plan assets and increases in salaries.

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

          Considering the nature of our business and operations, the main market risk factors that we are exposed to are:

  •
  Foreign exchange rates and interest rates:  our cash flows are exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar. We may use derivative instruments, primarily forward transactions and swaps, in order to reduce our potential cash flow volatility arising from this currency mismatch. We also have debt instruments denominated in currencies other than U.S. dollars, mainly in Brazilian reais and euros. We may use swaps to convert into U.S. dollars a portion of the cash outflows from these debt instruments.

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

  •
  Product prices and input costs:  we are also exposed to market risks associated with commodities price volatilities. In line with our risk management policy, we may also employ risk mitigation strategies to manage this risk that can include forward transactions, futures contracts and zero-cost collars. In 2015, we entered into transactions to partially hedge our exposure to nickel, copper and bunker oil prices.

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

  Treasury credit risk management

          To manage the credit exposure arising from cash investments and derivative instruments, our Board of Executive Officers approves, on an annual basis, credit limits by counterparty. Furthermore, we control the portfolio diversification, the overall credit risk of the treasury portfolio and the risk of each counterparty by monitoring market credit risk.

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

          The following table sets forth information regarding ownership of Vale shares by the shareholders we know beneficially own more than 5% of any class of our outstanding capital stock, and by our directors and executive officers as a group.

	Common shares owned(1)	% of class	Preferred shares owned(1)	% of class
Valepar(2)	1,716,435,045	53.9%	20,340,000	1.0%
BNDESPAR(3)	206,378,882	6.5%	66,185,272	3.4%
Capital Group International, Inc.(4)	n/a	n/a	205,280,842	10.13%
Capital Research Global Investors(4)	n/a	n/a	214,275,432	10.57%
Directors and executive officers as a group	9,300	Less than 1.0%	1,593,367	Less than 1.0%

(1)
As of December 31, 2015.
(2)
See the tables below for information about Valepar's shareholders.
(3)
BNDESPAR is a wholly-owned subsidiary of BNDES. The figures do not include common shares beneficially (as opposed to directly) owned by BNDESPAR.
(4)
Based on notices provided to the Company pursuant to Brazilian law by Capital Group International, Inc. (CGII) and Capital Research Global Investors (CRGI). According to the notices, (a) CGII and CRGI are part of the same economic group, (b) the economic group also includes Capital World Investors (CWI), which together with CRGI is a division of Capital Research and Management Company, and (c) CWI holds 5,620,000 additional preferred shares, corresponding to 0.28% of Vale's preferred shares.

          The Brazilian government also owns 12 golden shares of Vale, which give it veto powers over certain actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities.

          The table below sets forth information regarding ownership of Valepar common shares as of December 31, 2015.

	Common shares owned	% of class
Valepar shareholders
Litel Participações S.A.(1)	637,443,857	49.00%
Eletron S.A.	380,708	0.03
Bradespar S.A.(2)	275,965,821	21.21
Mitsui	237,328,059	18.24
BNDESPAR	149,787,385	11.51

Total	1,300,905,830	100.00%

(1)
Litel also owns 200,864,272 preferred class A shares of Valepar, which represents 71.41% of the preferred class A shares. LitelA, an affiliate of Litel, also owns 80,416,931 preferred class A shares of Valepar, which represents 28.59% of the preferred class A shares.
(2)
Bradespar is controlled by a control group consisting of Cidade de Deus—Cia. Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Nova Cidade de Deus Participações S.A.

          The table below sets forth information regarding ownership of Litel Participações S.A., one of Valepar's shareholders, as of December 31, 2015.

	Common shares owned	% of class
Litel Participações S.A. shareholders(1)
BB Carteira Ativa	193,740,121	78.40
Carteira Ativa II	31,688,443	12.82
Carteira Ativa III	19,115,620	7.74
Singular	2,583,919	1.05
Caixa de Previdência dos Funcionários do Banco do Brasil	22	–
Others	220	–

Total	247,128,345	100.00%

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

 RELATED PARTY TRANSACTIONS

          We have engaged, and expect to continue to engage, in arm's-length transactions with certain entities controlled by, or affiliated with, our controlling shareholders, including the following:

  •
  Bradesco—Bradespar, a controlling shareholder of Valepar, is controlled by a group of entities that also control Banco Bradesco S.A. ("Bradesco"). Bradesco and its affiliates are full service financial institutions that have performed, and may perform in the future, certain investment banking, advisory or general financing and banking services for us and our affiliates, from time to time, in ordinary course of business. In September 2015, we sold preferred shares representing 36.4% of the total capital of our subsidiary MBR to an affiliate of Bradesco for R$4 billion (US$1.089 billion). See Information on the Company—Business overview—Significant changes in our business.

  •
  Banco do Brasil—Previ, a pension fund of the employees of Banco do Brasil S.A. ("Banco do Brasil"), owns 100% of the investment fund BB Carteira Ativa, which holds the majority of the common equity of Litel Participações S.A., which holds 49% of the common equity of Valepar. Banco do Brasil appoints three out of the six members of Previ's senior management. An affiliate of Banco do Brasil is the manager of BB Carteira Ativa. Banco do Brasil is also a full service financial institution, and Banco do Brasil and its affiliates have performed, and may perform in the future, certain investment banking, advisory or general financing and banking services for us and our affiliates, from time to time, in ordinary course of business.

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

  BNDES has provided us with credit lines of R$7.3 billion, or US$1.9 billion, to finance our investment program, facilities totaling R$985 million, or US$252 million, to finance the acquisition of equipment in Brazil, a R$3.9 billion, or US$1.0 billion, financing for our CLN 150 Mtpy project and a R$6.2 billion, or US$1.6 billion, financing for our S11D project and its infrastructure (CLN S11D).

  BNDES holds a total of R$1.163 billion, or US$298 million, in debentures of our subsidiary Salobo Metais S.A., with a right to subscribe for Salobo's preferred shares in exchange for part of the outstanding debentures, which right expires two years after Salobo reaches an accumulated revenue equivalent to 200,000 tons of copper.

  BNDESPAR is in the control group of several Brazilian companies with which we have commercial relationships in the ordinary course of our business.

  For more information on our transactions with BNDES, see Operating and financial review and prospects—Liquidity and capital resources.

          Mitsui has direct investments in some of our subsidiaries, joint ventures and associated companies. Mitsui has a minority stake in our subsidiary MVM Resources International B.V., which controls the Bayóvar (Peru) phosphate operations, and is part of a joint venture that holds an equity stake in our subsidiary VNC. Mitsui is also our joint venture partner at VLI, and BNDES holds debentures issued by Vale exchangeable into common shares of VLI. In December 2014, we entered into an investment agreement with Mitsui in connection with our coal business in Mozambique (see Information on the Company—Business overview—Significant changes in our business).

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

          For information regarding investments in associate companies and joint ventures and for information regarding transactions with major related parties, see Notes 11 and 30 to our consolidated financial statements.

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

          For 2016, our Board of Executive Officers has proposed that we not make dividend payments in 2016, subject to approval by our Board of Directors. We pay the same amount per share on both common and preferred shares in accordance with our bylaws.

          Also, we will submit a proposal to modify our current dividend policy for approval of our shareholders at our next shareholders' meeting.

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

          The following table sets forth the cash distributions we paid to holders of common shares and preferred shares for the periods indicated. Amounts have been restated to give effect to stock splits that we carried out in subsequent periods. Amounts are stated before any applicable withholding tax.

		Reais per share
Year	Payment date	Dividends	Interest on equity	Total	U.S. dollars per share(1)	U.S. dollars total (US$ million)(1)
2010	April 30	–	0.42	0.42	0.24	1,250
	October 31	–	0.56	0.56	0.34	1,750
2011	January 31	–	0.32	0.32	0.19	1,000
	April 29	–	0.61	0.61	0.38	2,000
	August 26	0.93	–	0.93	0.58	3,000
	October 31	0.39	0.63	1.02	0.58	3,000
2012	April 30	–	1.08	1.08	0.59	3,000
	October 31	0.66	0.53	1.19	0.58	3,000
2013	April 30	0.15	0.71	0.86	0.44	2,250
	October 31	0.12	0.82	0.94	0.44	2,250
2014	April 30	–	0.90	0.90	0.41	2,100
	October 31	0.34	0.65	0.99	0.41	2,100
2015	April 30	–	0.60	0.60	0.19	1,000
	October 31	0.37	–	0.37	0.10	500

(1)
As approved by the Board of Directors.

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

          Our common ADSs, each representing one common share, and our preferred ADSs, each representing one preferred share, are traded on the New York Stock Exchange ("NYSE"), under the ticker symbols VALE and VALE.P, respectively. Our common ADSs and preferred ADSs are traded on Euronext Paris, under the ticker symbols VALE3 and VALE5, respectively. Citibank N.A. serves as the depositary for both the common and the preferred ADSs, having replaced JPMorgan Chase Bank N.A. on December 22, 2015. On February 29, 2016, there were 1,499,728,215 ADSs outstanding, 835,578,121 common ADSs and 664,150,094 preferred ADSs, representing 26.2% of our outstanding common shares and 33.8% of our outstanding preferred shares, or 29.1% of our total share capital.

          Our common HDSs, each representing one common share, and our preferred HDSs, each representing one class A preferred share, are traded on the HKEx, under the stock codes 6210 and 6230, respectively. JPMorgan Chase Bank N.A. serves as the depositary for both the common and the preferred HDSs. On February 29, 2016, there were 2,019,850 HDSs outstanding, consisting of 1,813,300 common HDSs and 206,550 preferred HDSs.

 SHARE PRICE HISTORY

          The following table sets forth trading information for our ADSs, as reported by the New York Stock Exchange and our shares, as reported by the BM&FBOVESPA, for the periods indicated. Share prices in the table have been adjusted to reflect stock splits.

	BM&F BOVESPA (Reais per share)				NYSE (US$ per share)
	Common share		Preferred share		Common ADS		Preferred ADS
	High	Low	High	Low	High	Low	High	Low
2011	60.92	38.59	53.41	36.54	37.02	20.51	32.50	19.58
2012	45.87	32.45	53.41	32.12	37.08	15.88	32.50	15.67
2013	44.10	28.39	42.60	26.00	21.49	12.63	20.88	11.47
2014
1Q	35.71	29.26	32.73	25.90	15.25	12.42	14.01	10.93
2Q	33.34	28.40	30.12	25.47	15.07	12.62	13.61	11.19
3Q	32.92	26.54	29.36	23.30	14.83	10.87	13.23	9.49
4Q	28.31	18.69	24.80	16.00	11.80	6.86	10.31	5.89
2015
1Q	22.84	17.94	20.10	15.45	8.69	5.65	7.63	4.85
2Q	27.06	17.54	20.30	14.95	8.80	5.58	6.66	4.77
3Q	19.94	15.35	16.00	12.27	5.90	4.03	5.00	3.21
4Q	20.79	11.65	16.26	9.32	5.48	3.07	4.31	2.43
Last six months
September 2015	19.94	16.48	16.00	13.19	5.19	4.03	4.15	3.21
October 2015	20.79	16.14	16.26	13.33	5.48	4.19	4.31	3.46
November 2015	17.75	13.17	14.40	10.63	4.72	3.37	3.85	2.68
December 2015	13.25	11.65	10.52	9.32	3.45	3.07	2.73	2.43
January 2016	13.03	8.89	10.25	6.73	3.29	2.15	2.55	1.60
February 2016	13.14	8.60	9.40	6.57	3.34	2.16	2.37	1.63

DEPOSITARY SHARES

          Citibank N.A. serves as the depositary for our ADSs, having replaced JPMorgan Chase Bank N.A. on December 22, 2015. JPMorgan Chase Bank N.A. serves as the depositary for our HDSs. ADR holders and HDR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

          ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance of ADSs upon deposit of shares, excluding issuances as a result of distributions described in the following item	Up to US$5.00 or less per 100 ADSs (or fraction thereof) issued
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$5.00 or less per 100 ADSs (or fraction thereof) held
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$5.00 or less per 100 ADSs (or fraction thereof) held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$5.00 or less per 100 ADSs (or portion thereof) held
Delivery of deposited property against surrender of ADSs	Up to US$5.00 or less per 100 ADSs (or portion thereof) held
ADS services	Up to US$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary

          The depositary may deduct applicable depositary fees and charges from the funds being distributed in the case of cash distributions. For distributions other than cash, the depositary will invoice the amount of the applicable depositary fees to the applicable holders.

Additional Charges

          The holders, beneficial owners, persons depositing shares and persons surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities are also subject to the following charges: (i) taxes (including applicable interest and penalties) and other governmental charges; (ii) registration fees as may be applicable from time to time; (iii) reimbursement of certain expenses as provided in the deposit agreement; (iv) the expenses and charges incurred by the depositary in the conversion of foreign currency; (v) certain fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements; and (v) certain fees and expenses incurred in connection with the delivery or servicing of deposited shares, as provided for under the deposit agreement.

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

          The depositary reimburses us for certain expenses we incur in connection with the ADR and HDR programs, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders and HDR holders. For the year ended December 31, 2015, the JPMorgan Chase Bank N.A. reimbursed us US$12.167 million in connection with the ADR and HDR programs.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Vale did not engage in any share repurchase program during 2015.

IV.  MANAGEMENT AND EMPLOYEES

MANAGEMENT

Board of Directors

          Our Board of Directors sets general guidelines and policies for our business and monitors the implementation of those guidelines and policies by our executive officers. Our bylaws provide for a Board of Directors consisting of 11 members and 11 alternates, each of whom serves on behalf of a particular director. All members (and their respective alternates) are elected for the same two-year term at a general shareholders' meeting, can be re-elected, and are subject to removal at any time. Our bylaws provide that the chief executive officer cannot serve as chairman of the Board of Directors.

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

          Ten of our 11 current directors (and nine of our 10 alternate directors) were appointed by Valepar. This includes an additional director appointed by Valepar, because no individual or group of common and preferred shareholders met the thresholds described under our bylaws and Brazilian corporate law. One director and his respective alternate are appointed by our employees, pursuant to our bylaws. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred shares representing at least 10% of our total share capital, have the right to appoint one member and an alternate to our Board of Directors. Our employees and our non-controlling shareholders each have the right, as a class, to appoint one director and an alternate. The terms of all of our directors and alternate directors will expire at the Ordinary General Shareholder's meeting of 2017.

          The following table lists the current members of the Board of Directors and each director's alternate.

Director(1)	Year first elected	Alternate director(1)	Year first elected
Gueitiro Matsuo Genso (chairman)	2015	Gilberto Antonio Vieira	2015
Sérgio Alexandre Figueiredo Clemente (vice-chairman)	2014	Moacir Nachbar Junior	2015
Dan Antonio Marinho Conrado	2012	Arthur Prado Silva(4)	2015
Marcel Juviniano Barros	2012	Francisco Ferreira Alexandre	2013
Tarcísio José Massote de Godoy	2015	Robson Rocha	2011
Fernando Jorge Buso Gomes	2015	Luiz Mauricio Leuzinger	2012
Oscar Augusto de Camargo Filho	2003	Eduardo de Oliveira Rodrigues Filho	2011
Luciano Galvão Coutinho	2007	Victor Guilherme Tito	2015
Hiroyuki Kato	2014	Yoshitomo Nishimitsu	2015
Alberto Ribeiro Guth(2)	2015	Vacant	–
Lucio Azevedo(3)	2015	Carlos Roberto de Assis Ferreira	2015

(1)
Appointed by Valepar and approved at the shareholders' meeting unless otherwise indicated.
(2)
As a result of the resignation of a member, Mr. Alberto Ribeiro Guth was appointed by the Board of Directors as effective Director on June 25, 2015.
(3)
Appointed by our employees.
(4)
As a result of the resignation of an alternate member, Mr. Arthur Prado Silva was appointed by the Board of Directors as alternative member of Mr. Dan Antonio Marinho Conrado on July 29, 2015.

          Below is a summary of the business experience, activities and areas of expertise of our current directors.

          Gueitiro Matsuo Genso, 44: Chairman of Vale's Board of Directors since February 2016.

          Other current director or officer positions:    Member of Vale's Board of Directors since March 2015; Member of the Strategic Committee of Vale since April 2015; Chief executive officer and member of the board of directors of Valepar since April 2015; Chief executive officer of Previ since February 2015.

          Professional experience:    Executive officer of private customers of Banco do Brasil and member of the board of directors of the Brazilian Interbank Payment Chamber from 2014 to 2015; Member of the fiscal council of Grupo Segurador BB Mapfre from June 2011 to June 2015; Sector officer of the Brazilian Bank Federation (Febraban) from 2010 to 2015; Executive officer of home loans of Banco do Brasil from 2011 to 2014; Executive officer of loans of Banco do Brasil from 2010 to 2011; Executive officer of products of Banco Nossa Caixa S.A. from 2009 to 2010.

          Academic background:    Degree in business administration from Faculdade SPEI—Curitiba; MBA from Fundação Getúlio Vargas in Cascavel; MBA in agribusiness from Escola Superior de Agricultura Luiz de Queiroz in Piracicaba.

          Sérgio Alexandre Figueiredo Clemente, 56: Member of Vale's Board of Directors since May 2014.

          Other current director or officer positions:    Member of Valepar's board of directors since May 2015; Executive officer of Millenium Security Holdings Corp, a subsidiary of Bradespar, since June 2014; Executive officer of Antares Holdings Ltda. and Brumado Holdings Ltda., both subsidiaries of Bradespar, since April 2014; Executive officer of NCF Participações Ltda., a holding company with investments in Bradespar, since December 2013; Member of the board of directors of BBD Participações S.A., a holding company with investments in Bradespar, since April 2012; Executive vice president of Banco Bradesco since January 2012; Vice president of Bradesco Leasing S.A.—Arrendamento Mercantil since April 2012; member of the (i) integrated risk management and capital allocation committee (since March 2012); (ii) sustainability committee (since September 2014); (iii) ethical conduct committee (since April 2015); and (iv) internal control and compliance committee (since June 2015), all from Banco Bradesco; Officer of Bradespar since April 2014; Member of the board of directors of Cidade de Deus—Companhia Comercial de Participações since April 2012; Officer of Nova Cidade de Deus Participações S.A., a holding company with investments in Bradespar, since April 2012.

          Professional experience:    Department officer of Banco Bradesco from 2000 to 2006; Executive managing officer of Banco Bradesco from 2006 to 2012.

          Academic background:    Degree in mechanical engineering from Pontifícia Universidade Católica de Minas Gerais; Executive MBA in finance from IBMEC; Advanced management programs from Fundação Dom Cabral and INSEAD.

          Dan Antonio Marinho Conrado, 51: Member of Vale's Board of Directors since October 2012.

          Other current director or officer positions:    Chairman of Valepar's board of directors since October 2012; Alternate member of the board of directors of Mapfre BBSH2 Participações S.A., a publicly-held insurance company, since June 2011.

          Professional experience:    Chairman of Vale's Board of Directors from October 2012 to February 2016; Chief executive officer of Valepar from October 2012 to April 2015; Member of the Strategic Committee of Vale from October 2012 to April 2015; Member of the Strategic Committee of Vale from June 2015 to February 2016; Alternate member of the board of directors of Petrobras from July 2015 to November 2015; Member of the board of directors of Petrobras Distribuidora S.A., a private company wholly-owned by Petrobras, from July 2015 to November 2015; Member of the board of directors of FRAS-LE S.A., a publicly-held friction materials manufacturer, from April 2010 to March 2013; Member of the board of directors of Aliança do Brasil S.A., a publicly-held insurance company, from June 2010 to June 2011; Member of the board of directors of BRASILPREV S.A. ("BRASILPREV"), a publicly-held pension fund, from January 2010 to March 2010; Member of the fiscal council of Centrais Elétricas de Santa Catarina S.A. ("CELESC"), a publicly-held electric utility company, from April 2000 to April 2002; Member of the fiscal council of WEG S.A., a publicly-held engines manufacturer and full industrial electrical systems provider, from April 2002 to April 2005.

          Academic background:    Degree in law from Universidade Dom Bosco, Mato Grosso do Sul; MBA from COPPEAD/Universidade Federal do Rio de Janeiro ("UFRJ"); MBA from Instituto de Ensino e Pesquisa em Administração of Universidade Federal de Mato Grosso.

          Marcel Juviniano Barros, 53: Member of Vale's Board of Directors since October 2012; Member of the Executive Development Committee of Vale since February 2013.

          Other current director or officer positions:    Officer of securities of Previ since 2012; Member of the board of directors of Valepar since 2012; Member of the board of PRI—Principles for Responsible Investment of the UN since 2012.

          Professional experience:    Between 1987 and 2012 held several positions at Banco do Brasil, a publicly-held financial institution, including the position of union auditor; General secretary of the National Confederation of Financial Branch Workers, where he coordinated international networks from 2008 to 2011.

          Academic background:    Degree in history from Fundação Municipal de Ensino Superior de Bragança Paulista.

          Tarcísio José Massote de Godoy, 51: Member of Vale's Board of Directors since 2015.

          Professional experience:    Chairman of the board of directors of Banco do Brasil from February 2015 to January 2016; Executive treasury of the Brazilian ministry of finance from January 2015 to December 2015; General officer and executive officer of Bradesco Seguros S.A. ("Bradesco Seguros"), an insurance company, from March 2013 to January 2016; Vice president of Federação Nacional de Seguros Gerais, an insurance company, from 2013 to 2014; Member of the board of directors of IRB Brasil Resseguros ("IRB"), a Brazilian re-insurance company, from March to December 2014; Member of the fiscal council of CEABS—Instituto Brasileiro de Governança Corporativa from March to December 2014; Executive officer of Bradesco Seguros from November 2010 to March 2013; Vice president of Federação Nacional de Previdência Privada e Vida, a Brazilian private pension fund, from February to September 2010; Alternate Member of the Fiscal Council of Vale from 2003 to 2007.

          Academic background:    Degree in civil engineering from University of Brasília; post-graduate degree in geotechnical engineering; Master's degree in public economy from University of Brasília.

          Fernando Jorge Buso Gomes, 59: Member of Vale's Board of Directors since 2015; Coordinator of the Governance Sustainability Committee of Vale since April 2015; Member of the Financial Committee of Vale since April 2015; Member of the Executive Development Committee of Vale since April 2015;

          Other current director or officer positions:    Executive officer and director of Valepar since April 2015; Chief executive officer and investor relations executive officer of Bradespar since April 2015; Chief executive officer and member of the board of directors of 2b Capital S.A., an investment management company, since 2014.

          Professional experience:    Member of the board of directors of Sete Brasil S.A., a Brazilian company providing offshore oil and gas services, from 2011 to 2015; Chairman of the board of directors of Smartia Corretora de Seguros S.A., an insurance broker company, from 2012 to 2015; Chairman of the board of directors of SMR Grupo de Investimentos e Participações S.A., a holding company, from 2014 to 2015; Member of the board of directors of BCPAR S.A., a holding company, from 2013 to 2015; Member of the board of directors of BR Towers S.A. from 2013 to 2014; Member of the board of directors of CPFL Energias Renováveis S.A., a publicly-held utilities company, from 2011 to 2012; Member of the board of directors of LOG Commercial Properties S.A., a publicly-held company operating in the properties segment, from 2013 to 2015; Executive positions in the financial industry at Banco Chase Manhattan S.A. from 1978 to 1997, Banco BBV Brasil S.A. from 1999 to 2003, Banco Bradesco from 2003 to 2006, and Banco Bradesco BBI S.A. from 2006 to 2015.

          Academic background:    Bachelor's degree in economic sciences from Integrated College Bennett.

          Oscar Augusto de Camargo Filho, 78: Member of Vale's Board of Directors since September 2003.

          Other current director or officer positions:    Member of the board of directors of Valepar since 2003; Member of Vale's Strategy and Executive Development Committees since 2003; managing partner of CWH Consultoria Empresarial, a business consulting firm, since 2003.

          Professional experience:    Chairman of the board of directors of MRS from 1996 to 2003 and chief executive officer and commercial director of Mineração e Metalurgia S.A. ("CAEMI"), a mining holding company that was acquired by Vale in 2006, where Mr. Camargo Filho also held various positions from 1973 to 2003.

          Academic background:    Degree in law from Universidade de São Paulo ("USP"); post-graduate degree in international marketing from Cambridge University.

          Luciano Galvão Coutinho, 69: Member of Vale's Board of Directors since August 2007.

          Other current director or officer positions:    President of BNDES since 2007; Member of the board of directors of Petrobras since April 2013; and Member of Vale's Strategic Committee since May 2009; Member of the international advisory board of Fundação Dom Cabral since April 2009; Member of the board of trustees of Fundação Nacional de Qualidade since June 2013; Member of the board of directors of Fundo Nacional de Desenvolvimento Científico e Tecnológico since December 2007; Member of the international advisory board of Conselho Nacional de Desenvolvimento Industrial since 2011.

          Professional experience:    Mr. Coutinho is an invited professor at the Universidade Estadual de Campinas and has been a visiting professor at USP, the University of Paris XIII, the University of Texas and the Ortega y Gasset Institute.

          Academic background:    Degree in economics from USP; Master's degree in economics from the Economic Research Institute of USP; Ph.D. in economics from Cornell University.

          Hiroyuki Kato, 59: Member of Vale's Board of Directors since April 2014.

          Other current director or officer positions:    Representative director and senior executive managing officer of Mitsui.

          Professional experience:    Executive managing officer and chief operating officer of the energy business unit I of Mitsui from April 2012 to March 2014; Managing officer and chief operating officer of energy business unit I of Mitsui from April 2010 to March 2012; General manager of the exploration and production division, energy business unit I, of Mitsui from May 2008 to March 2010; General manager of the coal division, energy business unit I, of Mitsui from April 2007 to April 2008; Member of the board of directors of Canada Oil Sands Co., Ltd., an oil and gas company, from June 2010 to October 2013; Member of the board of directors of Mitsui Oil Co., Ltd., a domestic and overseas sales of petroleum products company, from June 2010 to June 2012.

          Academic background:    Degree in commercial science from Keio University; MBA from MIT Sloan School of Management.

          Alberto Ribeiro Guth, 56: Member of Vale's Board of Directors since 2015.

          Other current director or officer positions:    Founding partner of Angra Partners Gestão de Recursos Ltda., a Brazilian consulting firm and investment fund, since February 2003; Director of Angra Infraestrutura Gestão de Informações Ltda., a Brazilian resource management company, since October 2006; Member of the board of directors of Via Varejo S.A., a household appliances retail company, since May 2012; Member of the board of directors of CELESC since January 2015; Member of the board of executive officers of Futuretel S.A., an investment company, since October 2012; Member of the board of executive officers of Zain Participações S.A., a research and investing information company, since October 2012; Member of the board of executive officers of Sul 116 Participações S.A., a holding and investment company, since October 2012; Member of the board of executive officers of Newtel Participações S.A., a holding and investment company, since October 2012; Member of the board of executive officers of Invitel Legacy S.A., a holding and investment company, since October 2012.

          Professional experience:    Managing partner of Angra Partners Participações Ltda., from November 2010 to December 2014, and of Angra Partners Assessoria Financeira Ltda., from November 2010 to April 2015; Member of the board of directors of Ediouro Participações S.A., a publishing company, from March 2013 to October 2014; Member of the board of directors of Companhia Providência Indústria e Comércio S.A., a manufacturing company, from February 2013 to May 2014; Member of the board of executive officers of Daleth Participações S.A., a holding and investment company, from October 2012 to February 2015.

          Academic background:    Degree in engineering from IME; MBA in finance from Wharton Business School.

          Lucio Azevedo, 57: Member of Vale's Board of Directors since 2015.

          Professional experience:    Locomotive driver of Vale since 1985; Chairman of Railway Labor Unions in the Brazilian states of Maranhão, Pará and Tocantins since 2013.

          Academic background:    Incomplete secondary education.

          Our bylaws provide for the following technical and advisory committees to the Board of Directors:

          Executive Development Committee, which is responsible for (i) reporting on general human resources policies as submitted by the executive officers to the Board of Directors, (ii) analyzing and issuing reports to the Board of Directors on proposals relating to the annual, global budget for the remuneration of administrators and members of the executive officers, (iii) proposing and updating methodologies and goals for evaluating the performance of our executive officers, and (iv) monitoring the development of the executive officer succession plan.

          The Strategy Committee, which is responsible for reviewing and making recommendations to the Board of Directors concerning (i) the strategic guidelines and plan submitted annually to the Board of Directors by our executive officers, (ii) investment or divestiture opportunities submitted by executive officers and (iii) mergers and acquisitions and other reorganizations.

          The Finance Committee, which is responsible for (i) reviewing and making recommendations to the Board of Directors concerning our corporate risks and financial policies and the internal financial control systems, compatibility between the level of distributions to shareholders and the parameters established in the annual budget and the consistency between our general dividend policy and capital structure, (ii) evaluating our annual budget and investment plan as well as our annual funding plan and risk exposure limits , (iii) evaluating our risk management procedures and (iv) monitoring the execution of our capital expenditure projects and ongoing budget.

          The Accounting Committee, which is responsible for (i) issuing reports on the Company's annual auditing plan and policies, (ii) tracking and evaluating the Company's internal auditing results and procedures with respect to best practices, as requested by the Board of Directors, and (iii) assisting the Board of Directors, as requested, in appointing and evaluating the annual performance of the designated employee responsible for overseeing the Company's internal auditing procedures.

          The Governance and Sustainability Committee, which is responsible for (i) evaluating and recommending improvements to the effectiveness of our corporate governance practices and the functioning of our Board of Directors, (ii) recommending improvements to the code of Ethics and Conduct and our management system in order to avoid conflicts of interests between Vale and its shareholders or management, (iii) evaluating related party transactions submitted to our Board of Directors, (iv) issuing reports on potential conflicts of interest between Vale and its shareholders or management involving related parties, (v) evaluating proposals for modifying, analyzing and recommending improvements to our sustainability report, (vi) evaluating Vale's performance with respect to sustainability and recommending improvements based on our long-term strategic vision, (vii) assisting our Board of Directors, as requested, in appointing and evaluating the annual performance of our ombudsman (person in charge of receiving reports of violation of our Code of Ethics and Conduct), and (viii) assisting the Board of Directors, as requested, in evaluating our ombudsman in respect of matters involving the ombudsman channel and violations of the code of Ethics and Conduct.

Executive officers

          The executive officers are responsible for day-to-day operations and the implementation of the general policies and guidelines set forth by our Board of Directors. Our bylaws provide for a minimum of six and a maximum of 11 executive officers. The executive officers hold weekly meetings and hold additional meetings when called by any executive officer. Under Brazilian corporate law, executive officers must be Brazilian residents.

          The Board of Directors appoints executive officers for two-year terms and may remove them at any time. The following table lists our current executive officers.

Officer	Year of appointment	Position	Age
Murilo Pinto de Oliveira Ferreira	2011	Chief Executive Officer	62
Luciano Siani Pires	2012	Chief Financial Officer and Executive Officer for Investor Relations	46
Gerd Peter Poppinga(1)	2014	Executive Officer (Ferrous Minerals)	56
Jennifer Anne Maki	2015	Executive Officer (Base Metals Operations)	45
Galib Abrahão Chaim	2011	Executive Officer (Implementation of Capital Projects)	65
Humberto Ramos de Freitas	2011	Executive Officer (Logistics and Mineral Research)	62
Vânia Lucia Chaves Somavilla	2011	Executive Officer (Human Resources, Health and Safety, Sustainability and Energy)	56
Roger Allan Downey	2012	Executive Officer (Fertilizer, Coal and Strategy)	48

(1)
Gerd Peter Poppinga was Executive Officer for Base Metals Operations and Information Technology of Vale from November 2011 to November 2014.

          Below is a summary of the business experience, activities and areas of expertise of our current executive officers.

          Murilo Pinto de Oliveira Ferreira, 62: Chief Executive Officer of Vale and Participant of Vale's Strategy and Disclosure Committees since May 2011.

          Professional experience:    Executive Officer of Vale with responsibility over several different departments from 2005 to 2008, including business development, M&A, steel, energy, nickel and base metals; Chief executive officer of Vale Canada from 2007 to 2008 and member of its board of directors from 2006 to 2007; Chairman of the board of directors of Petrobras from May to November 2015, Alunorte from 2005 to 2008, MRN from 2006 to 2008 and Valesul Alumíno S.A. ("Valesul"), a subsidiary of Vale involved in the production of aluminum, from 2006 to 2008; Member of the board of commissioners of PTVI, from 2007 to 2008. Mr. Ferreira has been a member of the board of directors of several companies, including Usiminas, a Brazilian steel company, from 2006 to 2008, and was a partner at Studio Investimentos, an asset management firm with a focus on the Brazilian stock market, from October 2009 to March 2011.

          Academic background:    Degree in business administration from Fundação Getúlio Vargas in São Paulo; post-graduate degree in business administration and finance from Fundação Getúlio Vargas in Rio de Janeiro; senior executive education program at the IMD Business School in Lausanne, Switzerland.

          Luciano Siani Pires, 46: Chief Financial Officer and Executive Officer for Investor Relations of Vale since August 2012 and Member of Vale's Executive Risk Management and Disclosure Committees since August 2012.

          Professional experience:    Alternate Member of the Board of Directors of Vale, from 2005 to 2007; Global Officer of Strategic Planning, from 2008 to 2009 and in 2011, and Global Officer of Human Resources, from 2009 to 2011 of Vale; Member of the board of directors of Valepar, from 2007 to 2008; Member of the board of directors of Telemar Participações S.A., from 2005 to 2008; Member of the board of directors of Suzano Papel e Celulose S.A., from 2005 to 2008; Several executive positions at BNDES, including executive secretary and chief of staff of the presidency, head of capital markets and head of export finance, from 1992 to 2008; Consultant at McKinsey & Company from 2003 to 2005.

          Academic background:    Degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro; MBA in finance from the Stern School of Business, New York University.

          Gerd Peter Poppinga, 56: Executive Officer for Ferrous Minerals of Vale since November 2014.

          Other current director or officer positions:    Member of the board of commissioners of PTVI since April 2009.

          Professional experience:    Executive Officer for Base Metals Operations and Information Technology of Vale from November 2011 to November 2014; Executive vice president for Asia Pacific of Vale Canada from November 2009 to November 2011; Director for strategy, business development, human resources and sustainability of Vale Canada from May 2008 to October 2009; Director for strategy and information technology of Vale Canada from November 2007 to April 2008. From 2000 to 2007, Mr. Poppinga held several leadership positions at Vale's sales offices in Belgium and Switzerland. In connection with his roles at Vale, Mr. Poppinga was also member of the board of directors and the executive board of several companies from 2005 to 2010. From 1985 until 1999, Mr. Poppinga also held several positions at Mineração da Trinidade S.A.—SAMITRI, a publicly held mining company that was acquired by Vale in 2001.

          Academic Background:    Degree in geology from Universität Clausthal—Zellerfeld, Germany; Participated in geostatistics extension course at Universidade Federal de Ouro Preto (UFOP); participated in the executive MBA from Fundação Dom Cabral; negotiation dynamics at INSEAD; Senior leadership program at M.I.T.; Leadership program at IMD Business School, Lausanne, Switzerland; and strategic megatrends with Asia Focus program at Kellogg Singapore.

          Jennifer Anne Maki, 45: Executive Officer for Base Metals of Vale since November 2015.

          Other current director or officer positions:    President commissioner of PTVI; Member of the board of directors of Vale New Caledonia and Vale's Global Pension Committee; Chairwoman and member of the Canadian pension committee since 2009 and 2007, respectively.

          Professional experience:    Chief financial officer of Vale Canada from 2007 to 2013, prior to which Ms. Maki held positions in the base metals treasury and controllership areas. From 1993 to 2003, she worked at PricewaterhouseCoopers LLP in roles of increasing responsibility.

          Academic background:    Degree in business from Queens University; post-graduate degree in accounting from the Institute of Chartered Accountants of Ontario.

          Galib Abrahão Chaim, 65: Executive Officer for Implementation of Capital Projects of Vale since November 2011.

          Professional experience:    Director of Vale's Department of Coal Projects in Australia, Mozambique, Zambia and Indonesia and Country Manager for Mozambique from 2005 to 2011; Industrial officer of Alunorte from 1994 to 2005; Industrial superintendent of Albras from 1984 to 1994; technical superintendent of MRN from 1979 to 1984.

          Academic Background:    Degree in engineering from Universidade Federal de Minas Gerais; MBA in business management from Fundação Getúlio Vargas.

          Humberto Ramos de Freitas, 62: Executive Officer for Logistics and Mineral Research of Vale since November 2011.

          Other current director or officer positions:    Chairman of the board of the Brazilian Association of Port Terminals since May 2009.

          Professional experience:    Member of the board of directors of MRS from December 2010 to October 2012; Logistics Operations Officer of Vale from September 2009 to June 2010; Director for Ports and Navigation of Vale from March 2007 to August 2009; Chief executive officer of Valesul from August 2003 to February 2007; General superintendent of ports of CSN from December 1997 to November 1999.

          Academic background:    Degree in metallurgical engineering from the Escola de Minas de Ouro Preto; Executive development program at the Kellogg School of Management at Northwestern University; Advanced management and business development partnership programs from Fundação Dom Cabral/INSEAD; Senior executive program at MIT; Strategic business planning from McKinsey Consulting; Management training course from the Association of Overseas Technical Scholarship in Tokyo, Japan.

          Vânia Lucia Chaves Somavilla, 56: Executive Officer for Human Resources, Health and Safety, Sustainability and Energy of Vale since May 2011.

          Other current director or officer positions:    President of the board of trustees of Fundação Vale since January 2013; President of the board of directors of Vale Energia S.A. since August 2014; Officer of Vale Energia S.A. since May 2012.

          Professional experience:    Chief executive officer of Vale Energia S.A. from April 2009 to April 2010; Director of the Department of the Environment and Sustainability at Vale from April 2010 until May 2011; Director Vale's Energy Department from March 2004 until March 2010; Chief executive officer and member of the board of directors of Vale Óleo e Gás from May 2009 to August 2010; Member of the board of directors of Albras from 2009 to 2013; Chief executive officer of Vale Florestar S.A. from November 2010 to November 2012. In connection with her roles at Vale, Ms. Somavilla was also member of the board of directors and the executive board of several companies and consortia in the energy sector from 2004 until 2010. She was also head of new business development for energy generation and project development and implementation for large and small hydroelectric plant projects at Companhia Energética de Minas Gerais—CEMIG, a publicly held company involved in the generation, transmission, distribution and sale of electricity, from 1995 until 2001.

          Academic Background:    Degree in civil engineering from UFMG; post-graduate degree in dam engineering from Universidade de Ouro Preto; specialization in management of hydro power utilities from SIDA, Stockholm, Sweden; MBA in corporate finance from IBMEC, Belo Horizonte; Transformational leadership program from MIT and mastering leadership program from IMD, Lausanne, Switzerland.

          Roger Allan Downey, 48: Executive Officer for Fertilizer, Coal and Strategy of Vale (Executive Officer for Fertilizer and Coal since May 2012 and for Strategy since 2015).

          Professional experience:    Managing partner of CWH Consultoria Empresarial SC Ltda., a privately-held consulting company, from January 2012 to April 2012; Alternate member of the board of directors of Valepar from February 2012 to April 2012; Chief executive officer of MMX Mineração e Metálicos S.A., a publicly-held mining company, from August 2009 to November 2011; Director of equity research of Banco de Investimentos Credit Suisse (Brasil) S.A., a privately-held brokerage and investment bank, from August 2005 to August 2009; Strategic Marketing Manager for Iron Ore at Vale from 2002 to 2005; Commercial and new business manager of Rio Tinto, a publicly-held mining company, from October 1996 to September 2002; Market coordinator of CAEMI from December 1991 to October 1996.

          Academic background:    Graduate certificate of management and MBA from the University of Western Australia; Graduate diploma in business administration from the Australian National Business School.

Conflicts of interest

          Under Brazilian corporate law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, such director or executive officer may not vote in any decision of the board of directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. Under our Policy on Related Party Transactions, any director or executive officer who has a conflict of interest cannot receive any relevant documentation or information and should not participate in any related discussions. None of our directors or executive officers can transact any business with us, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by unrelated parties. For more details about our Policy on Related Party Transactions see Share ownership and trading—Related party transactions.

Fiscal Council

          We have a fiscal council established in accordance with Brazilian law. The primary responsibilities of the fiscal council under Brazilian corporate law are to monitor management's activities, review the Company's financial statements, and report its findings to the shareholders. Our management is required to obtain the Fiscal Council's pre-approval before engaging independent auditors to provide any audit or permitted non-audit services to Vale or its consolidated subsidiaries. Our Fiscal Council has pre-approved a detailed list of services based on detailed proposals from our auditors up to specified monetary limits. The list of pre-approved services is updated from time to time. Services that are included in this list, or that exceed the specified limits, or that relate to internal controls must be separately approved by the Fiscal Council. The policy also sets forth a list of prohibited services. The Fiscal Council is provided with reports on engagement and performance of the services included in the list on a periodic basis, and it also reviews and monitors the Company's external auditor's independence and objectivity. The Fiscal Council has the power to review and evaluate the performance of the Company's external auditors on an annual basis and make a recommendation to the Board of Directors on whether the Company should remove and replace its existing external auditors. The Fiscal Council may also recommend withholding the payment of compensation to the independent auditors and has the power to mediate disagreements between management and the auditors regarding financial reporting.

          Under our bylaws and internal regulations, our Fiscal Council is also responsible for evaluating the effectiveness of the procedures for the receipt, retention and treatment of any complaints related to accounting, controls and audit issues, as well as procedures for the confidential, anonymous submission of concerns regarding such matters.

          Brazilian law requires the members of a fiscal council to meet certain eligibility requirements. A member of our Fiscal Council cannot (i) hold office as a member of the board of directors, fiscal council or advisory committee of any company that is a competitor of Vale or otherwise has a conflicting interest with Vale, unless compliance with this requirement is expressly waived by shareholder vote, (ii) be an employee or member of senior management or the Board of Directors of Vale or its subsidiaries or affiliates, or (iii) be a spouse or relative within the third degree by affinity or consanguinity of an officer or director of Vale.

          We are subject to Rule 10A-3 under the Exchange Act, which requires, absent an exemption, that a listed company maintains a standing audit committee composed of members of the Board of Directors that meet specified requirements. In lieu of establishing an independent audit committee, we have given our Fiscal Council the necessary powers to qualify for the exemption set forth in Exchange Act Rule 10A-3(c)(3). We believe our Fiscal Council satisfies the independence and other requirements of Exchange Act Rule 10A-3 that would apply in the absence of our reliance on the exemption. Pursuant to our undertakings to the HKEx, the Fiscal Council must be comprised of at least three members who satisfy specified independence requirements set out in the HKEx Listing Rules. We have received a written confirmation of independence pursuant to Rule 3.13 of the HKEx Listing Rules from each of the members of our Fiscal Council appointed by Valepar and consider them able to satisfy these independence requirements.

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

          Members of the Fiscal Council are elected by our shareholders for one-year terms. The current members of the Fiscal Council and their respective alternates were elected on April 17, 2015. The terms of the members of the Fiscal Council expire at the next annual shareholders' meeting following election.

          Two members of our Fiscal Council (and the respective alternates) may be elected by non-controlling shareholders: one member may be appointed by our preferred shareholders and one member may be appointed by minority holders of common shares pursuant to applicable CVM rules.

          The following table lists the current and alternate members of the Fiscal Council.

Current member	Year first elected	Alternate	Year first elected
Marcelo Barbosa Saintive(1)	2015	Paulo Fontoura Valle(1)	2012
Raphael Manhães Martins(2)	2015	Pedro Paulo de Souza(2)	2015
Marcelo Amaral Moraes(4)	2004	Vacant(3)	–
Aníbal Moreira dos Santos(4)	2005	Oswaldo Mário Pêgo de Amorim Azevedo(4)	2004
Claudio José Zucco(4)	2015	Marcos Tadeu de Siqueira(4)	2015

(1)
Appointed by preferred shareholders.
(2)
Appointed by minority shareholders of common shares.
(3)
Vacant since the General Ordinary Shareholders' meeting of 2014.
(4)
Appointed by Valepar.

          Below is a summary of the business experience, activities and areas of expertise of the members of our Fiscal Council.

          Marcelo Barbosa Saintive, 49: Member of Vale's Fiscal Council since 2015.

          Other director or officer positions:    Treasury secretary of Brazil since 2015; General officer of Estruturadora Brasileira de Projetos ("EBP") since 2014; Chairman of the board of directors of IRB, since 2014.

          Professional experience:    Project officer of EBP from 2011 to 2013.

          Academic background:    Degree in economics; Master's degree in economic sciences from UFRJ.

          Raphael Manhães Martins, 33: Member of Vale's Fiscal Council since April 2015.

          Other director or officer positions:    Member of the board of directors of Eternit S.A., a public-held company operating in the construction segment, since 2015; Member of the fiscal council of Light S.A. ("Light"), a publicly-held utilities company, since 2014.

          Professional experience:    Alternate member of the fiscal council of Light from 2012 to 2013; Member of the fiscal council of Embratel Participações S.A., a publicly-held telecommunications company, from September to December 2014.

          Academic background:    Degree in law from Rio de Janeiro State University.

          Marcelo Amaral Moraes, 48: Member of Vale's Fiscal Council since April 2004.

          Professional experience:    Managing director of Capital Dynamics Investimentos Ltda., an investment company, from 2012 to 2015; Member of the deliberative council of the Brazilian Private Equity and Venture Capital Association—ABVCAP from 2010 to 2011; Managing director and partner of Stratus Investimentos Ltda., a private equity and venture capital firm, from 2006 to 2010; Alternate member of the board of directors of Net Serviços de Telecomunicação S.A., a cable television operator, from 2004 to 2005; Alternate Member of the Board of Directors of Vale in 2003.

          Academic background:    Degree in economics from UFRJ; MBA from UFRJ/COPPEAD; post-graduate degree in corporate law and arbitration from Fundação Getúlio Vargas in São Paulo.

          Aníbal Moreira dos Santos, 77: Member of Vale's Fiscal Council since April 2005.

          Professional experience:    From 1998 until his retirement in 2003, Mr. Moreira dos Santos served as executive officer of several CAEMI subsidiaries, including Caemi Canada Inc., Caemi Canada Investments Inc., CMM Overseas, Ltd., Caemi International Holdings BV and Caemi International Investments NV, and as chief accounting Officer of CAEMI from 1983 to 2003. He also served as member of the fiscal councils of Log-in (from April 2009 to April 2014), CADAM (from 1999 to 2003), and as an alternate member of the board of directors of MBR and Empreedimentos Brasileiros de Mineração, an iron ore asset holding company, from 1998 to 2003.

          Academic background:    Degree in accounting from Fundação Getúlio Vargas in Rio de Janeiro.

          Cláudio José Zucco, 63: Member of Vale's Fiscal Council since April 2015.

          Professional experience:    Alternate member of the fiscal council of Tupy S.A., a public-held company operating in the cement business, from 2012 to 2013.

          Academic background:    Degree in law from Univali; post-graduate degree in tax law from the Federal University of Santa Catarina.

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

Executive officers

          For the year ended December 31, 2015, the amount paid to the executive officers, including compensation accrued for the year and payable at a later date, is set forth in the table below.

For the year ended December 31, 2015
(US$ million)
Fixed compensation and in kind benefits	6.42
Variable compensation	7.29
Pension, retirement or similar benefits	1.24
Severance	5.41
Social security contributions	3.53

Total paid to the executive officers	23.89

          Fixed compensation and in kind benefits include a base salary in cash, paid on a monthly basis, reimbursement for certain investments in private pension plans, health care, relocation expenses, life insurance, driver and car expenses.

          Variable compensation consists of (i) an annual cash bonus, based on specific targets for each executive officer, approved by our Board of Directors, and (ii) payments tied to the performance of our shares under two programs, the Matching Program and the Performance Shares Units (PSU). Under our Matching Program, our executive officers receive a cash payment, vested after a three-year cycle, equivalent to the market value of the preferred shares or ADRs owned by them that are subject to the plan. Participation in our Matching Program is mandatory for our Board of Executive Officers in the years in which we pay cash bonuses. At the end of the three-year cycle, each executive officer receives a cash payment matching the market value of the vested shares. Under our PSU program, our executive officers receive payments in cash tied to Vale's performance, as compared to a selected group of peer companies, based on the total return (dividend payments and share appreciation) of the common shares of those companies in a four-year cycle.

          Pension, retirement or similar benefits consist of our contribution to Valia, the manager of pension plans sponsored by Vale. Social security contributions are mandatory contributions we are required to make to the Brazilian government for our executive officers.

Board of Directors

          In 2015, we paid US$1.2 million in aggregate to the members of our Board of Directors for services in all capacities, all of which was fixed compensation. There are no pension, retirement or similar benefits for the members of our Board of Directors. On February 29, 2016 the total number of common shares owned by our directors and executive officers was 16,000, and the total number of preferred shares owned by our directors and executive officers was 1,609,147. None of our directors or executive officers beneficially owns 1% or more of any class of our shares.

Fiscal Council

          We paid an aggregate of US$0.38 million to members of the Fiscal Council in 2015. In addition, the members of the Fiscal Council are reimbursed for travel expenses related to the performance of their functions.

Advisory committees

          We paid an aggregate of US$0.10 million to members of our advisory committees in 2015. Under our bylaws, those members who are directors or officers of Vale are not entitled to additional compensation for participating on a committee. Members of our advisory committees are reimbursed for travel expenses related to the performance of their duties.

EMPLOYEES

          The following tables set forth the number of our employees by business and by location as of the dates indicated.

	At December 31,(1)
By business:	2013	2014	2015
Ferrous minerals	52,542	46,832	42,838
Coal	2,356	1,897	1,608
Base metals	15,772	15,564	15,554
Fertilizer nutrients	6,772	6,773	9,181
Corporate activities	5,844	5,465	4,917

Total	83,286	76,531	74,098

(1)
The figures reported for 2013 include VLI's employees, which amounted to 5,442. For 2014 and 2015, we did not include VLI's employees.

	At December 31,
By location:	2013	2014	2015
South America	67,392	60,903	58,830
North America	6,681	6,673	6,773
Europe	397	395	385
Asia	4,235	4,476	4,516
Oceania	2,279	1,706	1,654
Africa	2,302	2,378	1,940

Total	83,286	76,531	74,098

          We negotiate wages and benefits with a large number of unions worldwide that represent our employees. We have collective agreements with unionized employees at our operations in Australia, Brazil, Canada, Indonesia, Malawi, Mozambique, New Caledonia, Peru and the United Kingdom.

Wages and benefits

          Wages and benefits for Vale and its subsidiaries are generally established on a company-by-company basis. We establish our wage and benefits programs for Vale S.A. and its subsidiaries, other than Vale Canada. In May 2015, Vale Canada reached a five-year agreement with the union representing the production and maintenance employees at the Sudbury and Port Colborne operations, providing for wage and pension enhancements. In December 2015, we reached a one-year agreement with the Brazilian unions providing for the payment of a bonus to compensate for the absence of salary increases. The provisions of our collective bargaining agreements with unions also apply to our non-unionized employees. Vale Canada also establishes wages and benefits for its unionized employees through collective bargaining agreements. For non-unionized employees, Vale Canada undertakes an annual review of salaries. We also provide our employees and their dependents with other benefits, including supplementary medical assistance.

Pension plans

          Brazilian employees of Vale and of most of its Brazilian subsidiaries are eligible to participate in pension plans managed by Valia.

          Most of the participants in plans held by Valia are participants in a plan named "Vale Mais", which Valia implemented in 2000. This plan is primarily a defined contribution plan with a defined benefit feature relating to service prior to 2000 and another defined benefit feature to cover temporary or permanent disability, pension and financial protection to dependents in case of death. Valia also operates a defined benefit plan, closed to new participants since May 2000, with benefits based on years of service, salary and social security benefits. This plan covers retired participants and their beneficiaries, as well as a relatively small number of employees that declined to transfer from the old plan to the "Vale Mais" plan when it was established in May 2000.

          Employees within our Base Metals operations, principally in Canada and the United Kingdom, participate in defined benefit pension plans and defined contribution pension plans. All new employees within our Base Metals operations participate in defined contribution pension plans. Employees in Japan and Taiwan participate in a defined benefit pension plan. Employees in other jurisdictions, including China, Indonesia, Malawi, Switzerland, the United States and Zambia, participate in defined contribution pension plans.

Performance-based compensation

          All Vale parent-company employees may receive incentive compensation each year in an amount based on the performance of Vale, which can range from 0 to 200% of a market-based reference amount, depending on certain targets set, and the cash generation in each period. Similar incentive compensation arrangements are in place at our subsidiaries.

          Qualifying management personnel are eligible to participate in the PSU and Matching programs. See description of these programs under Management compensation—Executive officers.

V.           ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

          We and our subsidiaries are defendants in numerous legal actions in the ordinary course of business, including civil, administrative, tax, social security and labor proceedings. The most significant proceedings are discussed below. Except as otherwise noted below, the amounts claimed, and the amounts of our provisions for possible losses, are stated as of December 31, 2015. See Note 18 to our consolidated financial statements for further information.

Legal proceedings related to failure of Samarco's tailings dam in Minas Gerais

          We are engaged in several legal proceedings in connection with the failure in Samarco's tailings dam in the city of Mariana, in the state of Minas Gerais. Vale has notified its insurers of the dam failure event and related complaints. See Information on the Company—Business overview—Significant changes in our business—Failure of Samarco's tailings dam in Minas Gerais. All of these proceedings are in early stages, and we cannot reasonably estimate the possible loss or range of losses or the timing for a decision.

  a) Putative class action in the United States

          Vale S.A. and certain of its officers have been named as defendants in civil class action suits in federal court in New York brought by holders of Vale's securities under U.S. federal securities laws. The lawsuits allege that Vale made false and misleading statements or omitted to make disclosures concerning the risks and dangers of the operations of Samarco's Fundão dam and the adequacy of the related programs and procedures. The plaintiffs have not specified an amount of alleged damages in these actions. We intend to vigorously defend these actions and mount a full defense against the allegations. The litigation is at a very early stage. On March 7, 2016, the judge overseeing the securities class action issued an order consolidating these actions and designating lead plaintiffs and counsel. As a consequence of the preliminary nature of these suits, it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time, and no provision has been recognized.

  b) Public civil action by the Brazilian government and others

          In November 2015, the Brazilian federal government, the states of Minas Gerais and Espírito Santo, certain federal and state authorities and certain entities collectively filed a public civil action before a federal court in Minas Gerais against Samarco and its shareholders, Vale and BHPB. The plaintiffs claimed approximately R$20.2 billion (US$5.2 billion) in monetary damages and a number of measures to remediate the environmental damages caused by the Fundão dam failure. Certain claims brought by the plaintiffs refer to specific defendants individually, while other claims are directed at all defendants.

          The federal court in Minas Gerais granted an injunction ordering Samarco to make a deposit of R$2.0 billion for use toward the remediation and compensation activities and preventing Vale from selling or otherwise transferring its mining rights in Brazil.

          In March 2016, Samarco and its shareholders, Vale and BHPB, entered into a settlement agreement (the "Settlement Agreement") with the federal Attorney General of Brazil, the state governments of Espírito Santo and Minas Gerais and certain other federal and state authorities for compensation for, and remediation of, the environmental and social impacts of the dam failure. Samarco, Vale and BHPB agreed to establish a foundation (the "Foundation") to develop and implement environmental and socio-economic programs to remediate and provide compensation, where remediation is not feasible, for damage caused by the Samarco dam failure.

          The Settlement Agreement has a term of 15 years, renewable for successive one-year periods until all the obligations under the Settlement Agreement have been performed. Samarco will fund the Foundation with contributions as follows:

  •
  R$2 billion in 2016, less the amount of funds already spent on, or allocated to, remediation and compensation activities (e.g. the amounts already paid by Samarco as well as the amounts in Samarco's accounts already seized or frozen by courts pursuant to this action);

  •
  R$1.2 billion in 2017; and

  •
  R$1.2 billion in 2018.

          From 2019 to 2021, annual contributions to the Foundation will be set based on an amount sufficient to complete remaining remediation and compensation projects, subject to an annual minimum amount of R$800 million and an annual maximum amount of R$1,600 million.

          Under the agreement, the Foundation will allocate an annual amount R$240 million over a period of 15 years to the compensation projects, and these amounts are included in the annual contributions described above for the first six years. Through the end of 2018, the foundation will also set aside R$500 million for basic sanitation in the affected areas. To the extent that Samarco does not meet its funding obligations, each of Vale and BHPB is obligated to provide funding to the Foundation in proportion to its 50% interest in Samarco. The Settlement Agreement, which does not include any admission of civil, criminal or administrative liability for the Fundão dam failure, is subject to court approval and, if approved, will settle the public civil action brought by the Brazilian government and others. The Settlement Agreement does not cover private civil claims, other public civil claims or criminal charges.

  c) Minas Gerais and Espírito Santo state prosecutor actions

          The state prosecutors in the city of Governador Valadares, in the state of Minas Gerais, commenced two lawsuits against Vale and Samarco, seeking (1) injunctions ordering (i) Samarco and Vale to conduct a series of monitoring and remediation interventions to secure water supply and management of solid waste in the city of Governador Valadares, located alongside the Doce River, (ii) the seizure of at least R$100 million in the defendants' bank accounts, in order to secure the implementation of the requested measures, and (2) an amount of at least R$5.0 billion (US$1.3 billion) in damages. The local court of Governador Valadares rejected the requests for injunctions against Vale, but ordered the local water agency, which is a co-defendant in one of the proceedings, to submit a plan for solid waste management and water supply. Both lawsuits are in preliminary stages.

          The state prosecutors in the city of Mariana, in the state of Minas Gerais, brought a public civil action against Samarco, Vale and BHPB, seeking damages and other measures for assistance of residents affected by the dam failure, including provision of healthcare and rescue of displaced people, goods and livestock. The local court of Mariana granted an injunction seizing R$300 million (US$77 million) in Samarco's bank accounts. This amount is still blocked, and has been applied to pay for settlement agreements between Samarco and people affected by the Fundão dam failure. The proceeding is in its preliminary stages.

          The state prosecutors in the city of Ponte Nova, in the state of Minas Gerais, and Colatina, in the state of Espírito Santo, have also commenced a lawsuits against Vale, BHPB and Samarco, seeking damages to compensate for the impact of the failure of Samarco's dam in each of these cities, as well as the attachment of the defendants' assets to secure payment of these damages. The estimated amounts claimed in each of these proceedings is R$2.0 billion. Both lawsuits are in preliminary stages.

  d) Civil associations proceedings

          Vale is also a defendant in certain public civil actions brought by civil associations seeking injunctive relief and damage payments in connection with the Fundão dam failure.

          In December 2015, a civil association named Sohumana Sociedade Humanitária Nacional commenced a public civil action in a federal court in Rio de Janeiro against Samarco, Vale and BHPB, seeking R$20 billion (US$5.0 billion) in environmental and property damages allegedly caused by the dam failure. The judge ruled that the federal courts in Rio de Janeiro lacked jurisdiction to hear this action, and the process will be transferred to the federal district court in Belo Horizonte.

          Also in December 2015, a civil association named NACAB brought a similar public civil action against Samarco, Vale and BHPB, before the state courts in the city of Ponte Nova, in Minas Gerais, requesting at least R$100 million (US$26 million) in environmental damages and injunctive relief ordering the defendants to implement certain remediation and monitoring measures.

  e) Other proceedings

          Vale has been named as a defendant in a number of other actions seeking environmental, property and personal damages resulting from the Fundão dam failure, in the estimated amount of R$134.4 million (US$34.4 million). Other proceedings and investigations in connection with the dam failure are expected.

          Samarco is engaged in several other investigations and proceedings claiming damages resulting from the dam failure. Immediately after the dam failure, the environmental authority of the state of Minas Gerais and the DNPM, an agency of the Ministry of Mines and Energy of the Brazilian government, commenced investigation into the causes of the dam failure, and determined the suspension of Samarco's operations pending the conclusion of these investigations.

Tubarão port litigation

          In January 2016, as part of an environmental investigation conducted by the Brazilian federal police, a federal court in the Brazilian state of Espírito Santo ordered the suspension of our activities in the Pier II and the coal pier of the Tubarão Port, due to potential environmental damages resulting from the release of iron ore in the sea area around the Pier II and the coal pier. Our operations in the Pier II and the coal pier of the Tubarão Port were suspended for four days, until the Federal Court of Appeals of the Second Region (Tribunal Regional Federal da Segunda Região) suspended the effects of the injunction. The Federal Court of Appeals granted us 60 days to implement certain measures to monitor, control and mitigate the release of iron ore in the terminal. This 60-day period expired on March 25, 2016, and we believe that we are in compliance with the requirements imposed by the Federal Court of Appeals. As part of this proceeding, we may be required to comply with certain additional requirements to prevent or mitigate the release of iron ore in the sea.

          The environmental investigation is still ongoing. Depending on the outcome of this investigation, the federal prosecutor may bring other legal proceedings against us in the future.

Onça Puma litigation

          In 2009, the federal prosecutor brought a public civil action against Vale and the Brazilian state of Pará, seeking the suspension of our nickel operations in Onça Puma, in the state of Pará, due to the alleged impact on the Xikrin and Kayapó indigenous communities located close to the mining site. The federal prosecutor contends (i) that our operations would be contaminating the water of the Catete River, which crosses the communities, (ii) that we have failed to comply with certain conditions under our environmental licenses, and (iii) that the state of Pará should not have granted environmental license to this operation.

          In 2015, the federal court in the city of Redenção, in the state of Pará, granted an injunction suspending our nickel operations in Onça Puma and ordering the payment of a cash compensation to the affected indigenous communities. We and the state attorneys representing the state of Pará filed separate appeals against this decision to the Federal Court of Appeals of the First Region, the Superior Court of Justice (STJ) and finally the Supreme Court (STF). On December 16, 2015, the Supreme Court suspended the injunction, and granted us 120 days to implement certain monitoring and other mitigating measures and to comply with certain requirements of our environmental license. We have been working together with the state of Pará and the federal prosecutor to implement these measures. We are vigorously contesting this action, which we believe to be without merits.

Itabira suits

          We are a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action, filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to approximately R$4.060 billion (US$1.010 billion). An expert report favorable to Vale has been issued, but the court granted the municipality's request for additional expert evidence. The elaboration of this additional expert evidence is pending.

          In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately R$4.702 billion (US$1.169 billion). This proceeding was suspended for a settlement negotiation, but resumed its normal course as the parties have not reached an agreement, and the evidence production phase will follow.

CFEM-related proceedings

          We are engaged in numerous administrative and judicial proceedings related to the mining royalty known as the CFEM. For more information about CFEM, see Information on the Company—Regulatory matters—Royalties and other taxes on mining activities. These proceedings arise out of a large number of assessments by the DNPM. The proceedings concern different interpretations of DNPM's method of estimating sales, the statute of limitations, due process of law, payment of royalties on pellet sales and CFEM charges on the revenues generated by our subsidiaries abroad. The aggregate amount claimed in the pending assessments is approximately R$4.954 billion (US$1.269 million), including interest and penalties through December 31, 2015.

          We are contesting DNPM's claims using the available avenues under Brazilian law, beginning with challenges in administrative tribunals and proceeding with challenges in the judicial courts. We have received some favorable and unfavorable decisions, and we cannot predict the amount of time required before final judicial resolutions.

          The DNPM's assessments cover a period of up to 20 years before their issuances, under the interpretation that the applicable statute of limitation for CFEM claims would be 20 years. We have challenged all the assessments contending that these claims are subject to a 5-year statute of limitation. In December 2015, the Attorney General's Office issued a legal opinion establishing that CFEM claims are subject to a 10-year statute of limitations. This legal opinion is consistent with recent decisions of the Superior Court of Justice (STJ). We expect that the DNPM will revise all the assessments to exclude charges that are time barred under this recent legal opinion.

          We have determined that we have a probable loss in connection with the dispute related to the deductibility of transportation expenditures in the calculation of CFEM. On December 31, 2015, we had a provision of approximately R$338 million (US$87 million) for this probable loss. We have paid the CFEM charges relating to the deductibility of transportation expenditures that were not time barred, assuming a five-year statute of limitation, and will supplement these payments to cover the charges that are not time barred under the recent interpretation of Attorney General's Office.

ICMS tax assessments

          We are engaged in several administrative and court proceedings relating to additional charges of value-added tax on services and circulation of goods (ICMS) by the tax authorities of different Brazilian states, in the total estimated amount of R$4.6 billion (US$1.2 billion). The most significant proceedings are described below.

          The tax authorities of the states of Pará and Minas Gerais have issued tax assessments (autos de infração) against us for additional payments of ICMS on the iron ore we transport from our mining complexes in the Brazilian states of Pará and Minas Gerais to our facilities in the states of Maranhão and Espírito Santo, respectively.

          The tax authorities of Pará assert that the calculation of ICMS should be based on the market value of the iron ore transported, as opposed to the cost of production of the ore, which we have used to calculate the ICMS owed in years past. We are engaged in two judicial proceedings challenging the tax assessments issued by the tax authorities of Pará, one of which covers the years 2007, 2008 and 2009, in an aggregate amount of R$777 million (US$199 million), and the other covering the years 2010, 2011 and 2012, in an aggregate amount of R$758 million (US$194 million), as of December 2015. We have provided a bank guarantee in the full amount in dispute to suspend the collection proceeding while our judicial challenge is pending, as required by Brazilian law.

          The tax authorities of Minas Gerais assert that we should also pay ICMS on the transportation cost of the iron ore, but we understand that such taxation is not applicable because the ore was transported directly by Vale. With respect to the tax assessments covering (i) the years 2009 and 2010, in an aggregate amount of R$507 million (US$130 million) and (ii) the years 2011 and 2013, in an aggregate amount of R$758 million (US$194 million). We are challenging these tax assessments in the courts.

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

          In 2013, we significantly reduced the amount in dispute by participating in the REFIS, a federal tax settlement program for payment of amounts relating to Brazilian corporate income tax and social contribution. We settled the claims related to the net income of our non-Brazilian subsidiaries and affiliates from 2003 to 2012, and we continue to dispute the assessments with respect to 1996 to 2002. Under the REFIS, we paid US$2.6 billion in 2013, and we agreed to pay the remaining US$7.0 billion in monthly installments, bearing interest at the SELIC rate. As of December 31, 2015, the remaining balance was US$4.431 billion to be paid in 154 further installments.

          We had initiated a direct legal proceeding (mandado de segurança) in 2003 challenging the tax authority's position. In December 2013, as required by the REFIS statute, we waived the legal arguments with respect to the period between 2003 and 2012.

          We are continuing our direct legal proceeding with respect to the years not included in the REFIS. The total amount in dispute for the period between 1996 and 2002 is R$2.051 billion (US$525 million). In 2014, the Superior Court of Justice (STJ) ruled in our favor on certain of our arguments against those assessments. In particular, the STJ ruled that: (a) Article 74 violates certain provisions under the international treaties against double taxation between Brazil and the countries where some of our subsidiaries are based, so profits realized by Vale's subsidiaries in those jurisdictions are not taxable in Brazil under Article 74; and (b) it is illegal to charge income tax and social contribution tax on our interest in the profits of affiliates that we account for under the equity method. The STJ also ruled that the profits realized by Vale's subsidiaries in the Bermuda are subject to taxation in Brazil under Article 74. The tax authorities filed an appeal before the Federal Supreme Court and a decision is pending.

PIS/COFINS assessments

          Between 2011 and 2013, we received tax assessments from the Brazilian federal tax authority contending that we incorrectly claimed PIS and COFINS tax credits for the period between 2004 and 2010. PIS and COFINS are taxes imposed by the Brazilian government on our gross revenues, which may be partially offset by credits resulting from PIS and COFINS payments made by our suppliers. The tax authorities claim that (i) some credits we have deducted from our payments of our PIS and COFINS were not deductible and (ii) we have not submitted adequate evidence of certain other credits. We are contesting these assessments in the administrative level. The total amount of these tax assessments is R$1.8 billion (US$461 million).

Income tax assessments

          In 2005, a decision of the Brazilian Supreme Court granted us the right to deduct the amounts we pay as social security contributions on the net income (CSLL) from our taxable income. In 2006, as a result of a change in the interpretation of the Brazilian Supreme Court on this matter, the Brazilian federal tax authorities commenced a rescission action (ação rescisória) against us, seeking the rescission of the 2004 decision. The rescission action was rejected by the federal court in Rio de Janeiro and by the Federal Court of Appeals of the Second Region. The tax authorities have appealed to the Superior Court of Justice (STJ) and to the Supreme Court (STF), and a decision on these appeals are pending. The total amount involved, as of December 31, 2015, was R$5.775 billion (US$1.479 billion).

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

          In June 2012, the federal judge rejected both RFFSA's claims and our contractual claim for review of the inflation adjustment provisions. On February 24, 2016, the Federal Court of Appeals (Tribunal Regional Federal) affirmed the June 2012 decision of the federal judge. The current amount claimed, including adjustments for inflation and interest, is approximately of R$4.1 billion (US$1.5 billion).

Praia Mole suit

          We are among the defendants in a public civil action filed by the federal prosecutor in November 1997 seeking to annul the concession agreements under which the defendants operate the Praia Mole maritime terminal in the Brazilian state of Espírito Santo. In July 2012, the Federal Court of Appeals affirmed the November 2007 decision that rejected the prosecutor's claim and recognized the validity of those concession agreements. The prosecutor has appealed that ruling, and a final decision of the appeal is still pending.

Legal proceedings related to Simandou project in Guinea

          We owned a 51% interest in VBG, which held iron ore concession rights and exploration permits in Simandou in Guinea. Following a contract review process, in April 2014 the Government of Guinea cancelled VBG's mining rights. See Information on the Company—Regulatory matters.

          On April 30, 2014, Rio Tinto filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto's loss of certain Simandou mining rights, the Government of Guinea's assignment of those rights to BSGR, and Vale's subsequent investment in VBG. On November 20, 2015, the District Court dismissed Rio Tinto's RICO claims with prejudice.

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

Form and transfer of shares

          Our preferred shares and common shares are in book-entry form registered in the name of each shareholder. The transfer of such shares is made under Brazilian corporate law, which provides that a transfer of shares is effected by our transfer agent, Banco Bradesco, upon presentation of valid share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange's clearing system. Transfers of shares by a foreign investor are made in the same way and are executed by the investor's local agent, who is also responsible for updating the information relating to the foreign investment furnished to the Central Bank of Brazil.

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

SHAREHOLDER DEBENTURES

          At the time of the first stage of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debêntures participativas" to our then-existing shareholders. The terms of the debentures were established to ensure that our pre-privatization shareholders, including the Brazilian government, would participate alongside us in potential future financial benefits that we derive from exploiting certain mineral resources that were not taken into account in determining the minimum purchase price of our shares in the privatization. In accordance with the debentures deed, holders have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value-added tax, transport fee and insurance expenses related to the trading of the products) from certain identified mineral resources that we owned at the time of the privatization, to the extent that we exceed defined thresholds of sales volume relating to certain mineral resources, and from the sale of mineral rights that we owned at that time. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted.

          We made available for withdrawal by holders of shareholder debentures the amounts of US$11 million in 2013, US$118 million in 2014 and US$65 million in 2015. In October 2013, the accumulated sales volume of iron ore from the Northern System reached the relevant threshold established in the debentures deed, which triggered our obligation to make additional semi-annual payments of the premium on iron ore products, starting in 2014. See Note 29 to our consolidated financial statements for a description of the terms of the debentures.

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

          Under Resolution No. 4,373/2014 of the CMN, which replaced the Central Bank Resolution No. 2,689/2000 and the CMN Resolution No. 1,927/1992, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 4,373/2014, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

          Under Resolution No. 4,373/2014, a foreign investor must:

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

          Resolution No. 4,373/2014 specifies the manner of custody and the permitted means for trading securities held by foreign investors under the resolution.

          Moreover, the offshore transfer or assignment of securities or other financial assets held by foreign investors pursuant to Resolution No. 4,373/2014 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

          Resolution No. 4,373/2014 also provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of ADSs by holders of ADRs outside Brazil are not subject to Brazilian foreign investment controls and holders of ADSs who are not residents of a low-tax jurisdiction (país com tributação favorecida), as defined by Brazilian law, will be entitled to favorable tax treatment.

          An electronic registration has been issued to the custodian in the name of the depositary with respect to the ADSs and HDSs. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the underlying shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs or HDSs for preferred shares or common shares, the holder must, within five business days, seek to obtain its own electronic registration with the Central Bank of Brazil under Law No. 4,131/1962 and Resolution No. 4,373/2014. Thereafter, unless the holder has registered its investment with the Central Bank of Brazil, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares or common shares.

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

          Interest on shareholders' equity is calculated as a percentage of shareholders' equity, as stated in the statutory accounting records. The interest rate applied may not exceed the TJLP, the benchmark Brazilian long-term interest rate. In addition, the amount of distributions classified as interest on shareholders' equity may not be more than the greater of (1) 50% of net income (after the deduction of social contribution on net profits but before taking into account such payment of interest and the provision for corporate income tax) for the period in respect of which the payment is made and (2) 50% of the sum of retained earnings and profit reserves.

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

  Taxation of capital gains

          Taxation of Non-Brazilian Holders on capital gains depends on the status of the holder as either:

  •
  (i) not resident or domiciled in a Low Tax Jurisdiction or where internal legislation imposes restrictions on the disclosure of shareholding structure or the ownership of the investment and registered its investment in Brazil in accordance with Resolution No. 4,373/2014 (a 4,373 Holder), or (ii) a holder of ADSs or HDSs; or

  •
  any other Non-Brazilian Holder.

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

          The positive difference between the average price of the preferred shares or common shares calculated as described above and their acquisition cost will be considered to be a capital gain subject to income tax in Brazil. In some circumstances, there are grounds to sustain that such taxation is not applicable with respect to any 4,373 Holder, provided he is not located in a Low Tax Jurisdiction.

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

          Any gain realized by a Non-Brazilian Holder on a sale or disposition of preferred shares or common shares carried out on the Brazilian stock exchange is currently:

  •
  exempt from income tax where the Non-Brazilian Holder (i) is a 4,373 Holder; and (ii) is not located in a Low Tax Jurisdiction;

  •
  subject to income tax at a rate of 15% where the Non-Brazilian Holder either (A) (i) is not a 4,373 Holder and (ii) is not resident or domiciled in a Low Tax Jurisdiction or (B) (i) is a 4,373 Holder and (ii) is resident or domiciled in a Low Tax Jurisdiction; or

  •
  subject to income tax at a rate of 25% where the Non-Brazilian Holder (i) is not a 4,373 Holder and (ii) is resident or domiciled in a Low Tax Jurisdiction.

          The sale or disposition of common shares carried out on the Brazilian stock exchange is subject to withholding tax at the rate of 0.005% on the sale value. This withholding tax can be offset against the eventual income tax due on the capital gain. A 4,373 Holder that is not resident or domiciled in a Low Tax Jurisdiction is not subject to this withholding tax.

          Any gain realized by a Non-Brazilian Holder on a sale or disposition of preferred shares or common shares that is not carried out on the Brazilian stock exchange is currently subject to income tax at a 15% rate, except for gain realized by a resident in a Low Tax Jurisdiction, which is currently subject to income tax at the rate of 25%.

          In September 2015, the Brazilian President issued a provisional measure, which was converted into Law in March 2016, significantly amending the taxation regime for capital gains in Brazil. Under the new regime, capital gains earned by non-Brazilian residents and individuals residents in Brazil will be subject to progressive taxation, and the rates will range from 15% to 22.5%. We expect the new taxation regime to become applicable in January 2017, but it is possible that the tax authorities will apply the new tax regime retroactively to January 2016. We expect that the Brazilian tax authorities will approve regulations to clarify, among other issues, the effective date of the new regime, whether the new regime applies to 4,373 Holders and the method for calculation of the tax. You should consult your own tax advisors concerning the implications of these rules in light of your particular circumstances. The levels of taxation under the new regime are described below:

  •
  15% on the portion of gains up to R$5 million;

  •
  17.5% on the portion of gains above R$5 million and below R$10 million;

  •
  20% on the portion of gains above R$10 million and below R$30 million; and

  •
  22.5% on the portion of gains exceeding R$30 million.

          With respect to transactions arranged by a broker that are conducted on the Brazilian non-organized over-the-counter market, a withholding income tax at a rate of 0.005% on the sale value is also levied on the transaction and can be offset against the eventual income tax due on the capital gain. There can be no assurance that the current favorable treatment of 4,373 Holders will continue in the future.

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

U.S. federal income tax considerations

          This summary does not purport to be a comprehensive description of all the U.S. federal income tax consequences of the acquisition, holding or disposition of the preferred shares, common shares or ADSs. This summary applies to U.S. holders, as defined below, who hold their preferred shares, common shares or ADSs as capital assets and does not apply to special classes of holders, such as:

  •
  certain financial institutions,

  •
  insurance companies,

  •
  dealers in securities or foreign currencies,

  •
  tax-exempt organizations,

  •
  securities traders who elect to account for their investment in preferred shares, common shares or ADSs on a mark-to-market basis,

  •
  persons holding preferred shares, common shares or ADSs as part of hedge, straddle, conversion or other integrated financial transactions for tax purposes,

  •
  holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar,

  •
  partnerships or other holders treated as "pass-through entities" for U.S. federal income tax purposes, or

  •
  persons owning, actually or constructively, 10% or more of our voting shares.

          This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as in effect on the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the U.S. Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences discussed herein or that a court will not sustain such a challenge in the event of litigation. This summary does not address the Medicare tax on net investment income, the alternative minimum tax, or any aspect of state, local or non-U.S. tax law.

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

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate taxpayers, including individuals, will be subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on Vale's audited financial statements and relevant market and shareholder data, Vale believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2015 taxable year. In addition, based on Vale's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Vale does not anticipate becoming a PFIC for its 2016 taxable year.

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

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

          Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

          Our management has assessed the effectiveness of Vale's internal control over financial reporting as of December 31, 2015 based on the criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

          Our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2015 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

CODE OF ETHICS AND CONDUCT

          We have a code of ethics and conduct that applies to our employees and to the members of our Board of Directors and our Board of Executive Officers, including the chief executive officer, the chief financial officer and the principal accounting officer. We have posted this Code of Ethics and Conduct on our website, at: http://www.vale.com (under English Version/Investors/The Company/Corporate Governance/Policies). Copies of our code of ethics and conduct may be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethics and conduct since its adoption, and we did not grant any implicit or explicit waivers from any provision of the previous version of our code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table summarizes the fees billed to us by our independent auditors KPMG Auditores Independentes for professional services in 2015 and 2014:

	Year ended December 31,
	2014	2015
	(US$ thousand)
Audit fees	2,569	4,844
Audit-related fees	36	206
Other fees(1)	3	–

Total fees	2,608	5,050

(1)
Other fees paid in 2014 consist of fees charged by KPMG Auditores Independentes in connection with tax compliance services performed in the fiscal year of 2013.

          "Audit fees" are the aggregate fees billed by KPMG Auditores Independentes for the audit of our annual financial statements, the audit of the statutory financial statements of our subsidiaries, and reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. They also include fees for services that only the independent auditor reasonably can provide, including the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. "Audit-related fees" are fees charged by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees."

          KPMG Auditores Independentes, our principal accountant for the years of 2014 and 2015, was engaged in the second quarter of 2014. The amounts reported for the year of 2014 do not include amounts paid to PricewaterhouseCoopers Auditores Independentes in connection with the review of our interim financial statements for the first quarter of 2014.

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

EXHIBITS

Exhibit Number
1	Bylaws of Vale S.A., as amended on May 13, 2015 incorporated by reference to the current report on Form 6-K furnished to the Securities and Exchange Commission on May 14, 2015 (File No.: 001-15030)
8	List of subsidiaries
12.1	Certification of Chief Executive Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Vale, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG Auditores Independentes
15.2	Consent of PricewaterhouseCoopers Auditores Independentes

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

GLOSSARY

Alumina	Aluminum oxide. It is the main component of bauxite, and extracted from bauxite ore in a chemical refining process. It is the principal raw material in the electro-chemical process from which aluminum is produced.
Aluminum	A white metal that is obtained in the electro-chemical process of reducing aluminum oxide.
Ammonium nitrate	Primarily the ammonium salt of nitric acid and contains no less than 33% nitrogen by weight. Predominantly used in agriculture as a high-nitrogen fertilizer. The compound is used as a component of explosives in mining and is the main component of ANFO, a popular explosive.
Anthracite	The hardest coal type, which contains a high percentage of fixed carbon and a low percentage of volatile matter. Anthracite is the highest ranked coal and it contains 90% fixed carbon, more than any other form of coal. Anthracite has a semi-metallic luster and is capable of burning with little smoke. Mainly used for metallurgical purposes.
Austenitic stainless steel	Steel that contains a significant amount of chromium and sufficient nickel to stabilize the austenite microstructure, giving to the steel good formability and ductility and improving its high temperature resistance. They are used in a wide variety of applications, ranging from consumer products to industrial process equipment, as well as for power generation and transportation equipment, kitchen appliances and many other applications where strength, corrosion and high temperature resistance are required.
A$	The Australian dollar.
Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.
Beneficiation	A variety of processes whereby extracted ore from mining is reduced to particles that can be separated into ore-mineral and waste, the former suitable for further processing or direct use.
CAD	The Canadian dollar.
CFR	Cost and freight. Indicates that all costs related to the transportation of goods up to a named port of destination will be paid by the seller of the goods.
Coal	Coal is a black or brownish-black solid combustible substance formed by the decomposition of vegetable matter without access to air. The rank of coal, which includes anthracite, bituminous coal (both are called hard coal), sub-bituminous coal, and lignite, is based on fixed carbon, volatile matter, and heating value.
Cobalt	Cobalt is a hard, lustrous, silver-gray metal found in ores, and used in the preparation of magnetic, wear-resistant, and high-strength alloys (particularly for jet engines and turbines). Its compounds are also used in the production of inks, paints, catalysts and battery materials.
Coke	Coal that has been processed in a coke oven, for use as a reduction agent in blast furnaces and in foundries for the purposes of transforming iron ore into pig iron.

Coking Coal	Hard coking coal is the highest value segment of the metallurgical coal market segments (see metallurgical coal) because of its high strength factors to form a strong coke.
Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.
Copper	A reddish brown metallic element. Copper is highly conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.
Copper anode	Copper anode is a metallic product of the converting stage of smelting process that is cast into blocks and generally contains 99% copper grade, which requires further processing to produce refined copper cathodes.
Copper cathode	Copper plate with purity higher than or equal to 99.9% that is produced by an electrolytic process.
Copper concentrate	Material produced by concentration of copper minerals contained in the copper ore. It is the raw material used in smelters to produce copper metal.
CVM	The Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission).
DRI	Direct reduced iron. Iron ore lumps or pellets converted by the direct reduction process, used mainly as a scrap substitute in electric arc furnace steelmaking.
DWT	Deadweight ton. The measurement unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel's total deadweight is the total weight the vessel can carry when loaded to a particular load line.
Electrowon copper cathode	Refined copper cathode is a metallic product produced by an electrochemical process in which copper is recovered from an electrolyte and plated onto an electrode. Electrowon copper cathodes generally contain 99.99% copper grade.
Embedded derivatives	A financial instrument within a contractual arrangement such as leases, purchase agreements and guarantees. Its function is to modify some or all of the cash flow that would otherwise be required by the contract, such as caps, floors or collars.
Emissions trading	Emissions trading is a market-based scheme for environmental improvement that allows parties to buy and sell permits for emissions or credits for reductions in emissions of certain pollutants.
Fe unit	A measure of the iron grade in the iron ore that is equivalent to 1% iron grade in one metric ton of iron ore.
Ferroalloys	Manganese ferroalloys are alloys of iron that contain one or more other chemical elements. These alloys are used to add these other elements into molten metal, usually in steelmaking. The principal ferroalloys are those of manganese, silicon and chromium.
FOB	Free on board. It indicates that the purchaser pays for shipping, insurance and all the other costs associated with transportation of the goods to their destination.

Gold	A precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.
Grade	The proportion of metal or mineral present in ore or any other host material.
Hard metallurgical coal	Coal used in the production of steel, comprising multiple segments, including hard coking coal (see hard coking coal), semi-hard coking coal, semi-soft coking coal, all used to produce coke to feed a blast furnace; and, PCI (pulverized coal injection) coal used for direct injection fuel source into the blast furnace (see PCI).
Hematite Ore	Hematite is an iron oxide mineral, but also denotes the high-grade iron ore type within the iron deposits.
Iridium	A dense, hard, brittle, silvery-white transition metal of the platinum family that occurs in natural alloys with platinum or osmium. Iridium is used in high-strength alloys that can withstand high temperatures, primarily in high-temperature apparatus, electrical contacts, and as a hardening agent for platinum.
Iron ore pellets	Agglomerated ultra-fine iron ore particles of a size and quality suitable for particular iron making processes. Our iron ore pellets range in size from 8 mm to 18 mm.
Itabirite ore	Itabirite is a banded iron formation and denotes the low-grade iron ore type within the iron deposits.
Lump ore	Iron ore or manganese ore with the coarsest particle size in the range of 6.35 mm to 50 mm in diameter, but varying slightly between different mines and ores.
Manganese ore	A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganite. Manganese ore is essential to the production of virtually all steels and is important in the production of cast iron.
Metallurgical coal	Coal used in the production of steel, comprising multiple segments, including hard coking coal (see hard coking coal), semi-hard coking coal, semi-soft coking coal, all used to produce coke to feed a blast furnace; and, PCI (pulverized coal injection) coal used for direct injection fuel source into the blast furnace (see PCI). A bituminous hard coal with a quality that allows the production of coke. Normally used in coke ovens for metallurgical purposes.
Methanol	An alcohol fuel largely used in the production of chemical and plastic compounds.
Mineral deposit(s)	A mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.

Mineral resource	A concentration or occurrence of minerals of economic interest in such form and quantity that could justify an eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence through drill holes, trenches and/or outcrops. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured Resources.
Mt	Million metric tons
Mtpy	Million metric tons per year.
Nickel	A silvery white metal that takes on a high polish. It is hard, malleable, ductile, somewhat ferromagnetic, and a fair conductor of heat and electricity. It belongs to the iron-cobalt group of metals and is chiefly valuable for the alloys it forms, such as stainless steel and other corrosion-resistant alloys.
Nickel laterite	Deposits are formed by intensive weathering of olivine-rich ultramafic rocks such as dunite, peridotite and komatite.
Nickel limonitic laterite	Type of nickel laterite located at the top of the laterite profile. It consists largely of goethite and contains 1-2% nickel. Also contains concentrations on cobalt.
Nickel matte	An intermediate smelter product that must be further refined to obtain pure metal.
Nickel pig iron	A low-grade nickel product, made from lateritic ores, suitable primarily for use in stainless steel production. Nickel pig iron typically has a nickel grade of 1.5-6% produced from blast furnaces. Nickel pig iron can also contain chrome, manganese, and impurities such as phosphorus, sulfur and carbon. Low grade ferro-nickel (FeNi) produced in China through electric furnaces is often also referred to as nickel pig iron.
Nickel saprolitic laterite	Type of nickel laterite located at the bottom of the laterite profile and contains on average 1.5-2.5% nickel.
Nickel sulfide	Formed through magmatic processes where nickel combines with sulfur to form a sulfide phase. Pentlandite is the most common nickel sulfide ore mineral mined and often occurs with chalcopyrite, a common copper sulfide mineral.
Nitrogen-based fertilizers	Derived primarily from ammonia (NH3) which, in turn, is made from nitrogen present in the air and natural gas forming an energy-intensive nutrient. The main derived fertilizers from ammonia are ammonium nitrate and urea.
Nitric acid	Nitric acid is manufactured from ammonia and is a key chemical in the manufacture of fertilizers. The acid from the absorption towers typically contains 53-61% nitric acid by mass. Uses for diluted nitric acid other than fertilizer production include metallurgy, cleaning (in food industries) and nylon for the textile industry.
Nitric acid concentrate	Acid required for the manufacture of materials such as organic-nitro compounds for the explosive and dye industries.
Ntk	Net ton (the weight of the goods being transported excluding the weight of the wagon) kilometer.

Open-pit mining	Method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden (surface material covering the valuable deposit) is relatively thin or the material of interest is structurally unsuitable for underground mining.
Oxides	Compounds of oxygen with another element. For example, magnetite is an oxide mineral formed by the chemical union of iron with oxygen.
Ozpy	Troy ounces per year.
Palladium	A silver-white metal that is ductile and malleable, used primarily in automobile-emissions control devices, and electrical applications.
PCI	Pulverized coal injection. Type of coal with specific properties ideal for direct injection via the tuyeres of blast furnaces. This type of coal does not require any processing or coke making, and can be directly injected into the blast furnaces, replacing lump cokes to be charged from the top of the blast furnaces.
Pellet feed fines	Ultra-fine iron ore (less than 0.15 mm) generated by mining and grinding. This material is aggregated into iron ore pellets through an agglomeration process.
Pelletizing	Iron ore pelletizing is a process of agglomeration of ultra-fines produced in iron ore exploitation and concentration steps. The three basic stages of the process are: (i) ore preparation (to get the correct fineness); (ii) mixing and balling (additive mixing and ball formation); and (iii) firing (to get ceramic bonding and strength).
PGMs	Platinum group metals. Consist of platinum, palladium, rhodium, ruthenium, osmium and iridium.
Phosphate	A phosphorous compound, which occurs in natural ores and is used as a raw material for primary production of fertilizer nutrients, animal feeds and detergents.
Pig iron	Product of smelting iron ore usually with coke and limestone in a blast furnace.
Platinum	A dense, precious, grey-white transition metal that is ductile and malleable and occurs in some nickel and copper ores. Platinum is resistant to corrosion and is used primarily in jewelry, and automobile-emissions control devices.
Potash	A potassium chloride compound, chiefly KCl, used as simple fertilizer and in the production of mixture fertilizer.
Precious metals	Metals valued for their color, malleability, and rarity, with a high economic value driven not only by their practical industrial use, but also by their role as investments. The widely-traded precious metals are gold, silver, platinum and palladium.
Primary nickel	Nickel produced directly from mineral ores.

Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
Proven (measured) reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Real, reais or R$	The official currency of Brazil is the real (singular) (plural: reais).
Reserves (ore/mineral)	The part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
Rhodium	A hard, silvery-white, durable metal that has a high reflectance and is primarily used in combination with platinum for automobile-emission control devices and as an alloying agent for hardening platinum.
ROM	Run-of-mine. Ore in its natural (unprocessed) state, as mined, without having been crushed.
Ruthenium	A hard, white metal that can harden platinum and palladium used to make severe wear-resistant electrical contacts and in other applications in the electronics industry.
Secondary or scrap nickel	Stainless steel or other nickel-containing scrap.
Seaborne market	Comprises the total ore trade between countries using ocean bulk vessels.
Silver	A ductile and malleable metal used in photography, coins and medal fabrication, and in industrial applications.
Sinter feed (also known as fines)	Iron ore fines with particles in the range of 0.15 mm to 6.35 mm in diameter. Suitable for sintering.
Sintering	The agglomeration of sinter feed, binder and other materials, into a coherent mass by heating without melting, to be used as metallic charge into a blast furnace.
Slabs	The most common type of semi-finished steel. Traditional slabs measure 10 inches thick and 30-85 inches wide (and average 20 feet long), while the output of the recently developed "thin slab" casters is two inches thick. Subsequent to casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.
Stainless steel	Alloy steel containing at least 10% chromium and with superior corrosion resistance. It may also contain other elements such as nickel, manganese, niobium, titanium, molybdenum, copper, in order to improve mechanical, thermal properties and service life. It is primarily classified as austenitic (200 and 300 series), ferritic (400 series), martensitic, duplex or precipitation hardening grades.

Stainless steel scrap ratio	The ratio of secondary nickel units (either in the form of nickel-bearing, stainless steel scrap, or in alloy steel, foundry and nickel-based alloy scrap) relative to all nickel units consumed in the manufacture of new stainless steel.
Thermal coal	A type of coal that is suitable for energy generation in thermal power stations, cement plants and other coal fired ovens/kilns in general industry.
Tpy	Metric tons per year.
Troy ounce	One troy ounce equals 31.103 grams.
Underground mining	Mineral exploitation in which extraction is carried out beneath the earth's surface.
U.S. dollars or US$	The United States dollar.

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

          Date: March 31, 2016

Vale S.A. Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Vale S.A.
Rio de Janeiro – RJ

          We have audited the accompanying consolidated balance sheet of Vale S.A. and subsidiaries ("Vale" or "the Company") as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. We also have audited Vale's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Vale's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Vale's internal control over financial reporting based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vale S.A. and subsidiaries as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Vale maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Auditores Independentes KPMG Auditores Independentes
Rio de Janeiro, Brazil February 24, 2016

Report of Independent Registered Public Accounting Firm

To board of directors and shareholders of Vale S.A.:

          In our opinion, the consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows for the year ended December 31, 2013 present fairly, in all material respects, the results of operations and cash flows of Vale S.A. and its subsidiaries for the year ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes PricewaterhouseCoopers Auditores Independentes Rio de Janeiro, Brazil February 26, 2014

Management's Report on Internal Control over Financial Reporting

          The management of Vale S.A (Vale) is responsible for establishing and maintaining adequate internal control over financial reporting.

          The Vale's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

          Vale's management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale's management has concluded that the company's internal control over financial reporting are effective as of December 31, 2015.

          The effectiveness of the company's internal control over financial reporting as of December 31, 2015 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 24, 2016

/s/ Murilo Ferreira
Murilo Ferreira Chief Executive Officer
/s/ Luciano Siani Luciano Siani Chief Financial Officer and Investors Relations

Consolidated Income Statement
In millions of United States dollars, except as otherwise stated

	Year ended December 31
	Notes	2015	2014	2013
Continuing operations
Net operating revenue	3(c)	25,609	37,539	46,767
Cost of goods sold and services rendered	26(a)	(20,513)	(25,064)	(24,245)

Gross profit		5,096	12,475	22,522

Operating expenses
Selling and administrative expenses	26(b)	(652)	(1,099)	(1,302)
Research and evaluation expenses		(477)	(734)	(801)
Pre operating and operational stoppage		(1,027)	(1,088)	(1,859)
Other operating expenses, net	26(c)	(206)	(1,057)	(984)

		(2,362)	(3,978)	(4,946)

Impairment of non-current assets and onerous contracts	15	(8,926)	(1,152)	(2,298)
Results on measurement or sale of non-current assets	5-6	61	(167)	(215)

Operating income (loss)		(6,131)	7,178	15,063

Financial income	27	7,850	3,770	2,699
Financial expenses	27	(18,651)	(9,839)	(11,031)
Equity results in associates and joint ventures	11	(439)	505	469
Results on sale or disposal of investments in associates and joint ventures	5-6	97	(30)	41
Impairment of investments in associates and joint ventures	15	(446)	(31)	–

Net income (loss) before income taxes		(17,720)	1,553	7,241
Income taxes	20
Current tax		(389)	(1,051)	(7,786)
Deferred tax		5,489	(149)	953

		5,100	(1,200)	(6,833)

Net income (loss) from continuing operations		(12,620)	353	408

Loss attributable to noncontrolling interests	12	(491)	(304)	(178)

Net income (loss) from continuing operations attributable to Vale's stockholders		(12,129)	657	586

Discontinued operations
Loss from discontinued operations		–	–	(2)

Loss from discontinued operations attributable to Vale's stockholders		–	–	(2)

Net income (loss)		(12,620)	353	406
Loss attributable to noncontrolling interests		(491)	(304)	(178)

Net income (loss) attributable to Vale's stockholders		(12,129)	657	584

Earnings per share attributable to Vale's stockholders:
Basic and diluted earnings per share:	25(d)
Preferred share (US$)		(2.35)	0.13	0.11
Common share (US$)		(2.35)	0.13	0.11

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income
In millions of United States dollars

	Year ended December 31
	2015	2014	2013
Net income (loss)	(12,620)	353	406

Other comprehensive income
Items that will not be reclassified subsequently to net income
Cumulative translation adjustments	(18,128)	(7,436)	(9,830)
Retirement benefit obligations
Gross balance for the year	66	(279)	914
Effect of taxes	3	85	(284)
Equity results from associates and joint ventures, net taxes	–	2	–

	69	(192)	630

Total items that will not be reclassified subsequently to net income	(18,059)	(7,628)	(9,200)

Items that may be reclassified subsequently to net income
Cumulative translation adjustments
Gross balance for the year	9,340	3,407	2,822
Effect of taxes	904	–	–
Transfer of realized results to net income	–	–	435

	10,244	3,407	3,257
Available-for-sale financial instruments
Gross balance for the year	1	(4)	193
Transfer of realized results to net income, net of taxes	–	4	(194)

	1	–	(1)
Cash flow hedge
Gross balance for the year	828	(290)	(23)
Effect of taxes	(7)	(3)	12
Equity results from associates and joint ventures, net taxes	(5)	(1)	–
Transfer of realized results to net income, net of taxes	(369)	(122)	(40)

	447	(416)	(51)

Total of items that may be reclassified subsequently to net income	10,692	2,991	3,205

Total comprehensive income	(19,987)	(4,284)	(5,589)

Comprehensive income attributable to noncontrolling interests	(543)	(330)	(175)
Comprehensive income attributable to Vale's stockholders	(19,444)	(3,954)	(5,414)

	(19,987)	(4,284)	(5,589)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flow
In millions of United States dollars

	Year ended December 31
	2015	2014	2013
Cash flow from continuing operating activities:
Net income (loss) from continuing operations	(12,620)	353	408
Adjustments for:
Equity results from associates and joint ventures	439	(505)	(469)
Results on measurement or sale of non-current assets	(61)	167	215
Results on sale or disposal of investments in associates and joint ventures	(97)	30	(41)
Results on disposal of property, plant and equipment and intangibles	(152)	91	(146)
Impairment of non-current assets and onerous contracts	9,372	1,183	2,298
Depreciation, amortization and depletion	4,029	4,288	4,150
Deferred income taxes	(5,489)	149	(953)
Foreign exchange and indexation, net	6,879	1,270	724
Unrealized derivative loss (gain), net	1,714	1,155	791
Participative stockholders' debentures	(965)	315	381
Others	189	347	303
Changes in assets and liabilities:
Accounts receivable	1,671	2,546	608
Inventories	(304)	(535)	346
Suppliers and contractors	740	1,013	(124)
Payroll and related charges	(603)	(77)	59
Income taxes (includes settlement program)	(99)	604	5,424
Net other taxes assets and liabilities	(258)	(292)	44
Deferred revenue—Gold stream (note 28)	532	–	1,319
Net other assets and liabilities	(426)	705	(795)

Net cash provided by continuing operating activities	4,491	12,807	14,542
Net cash provided by discontinued operating activities	–	–	250

Net cash provided by operating activities	4,491	12,807	14,792

Cash flow from continuing investing activities:
Financial investments redeemed (invested)	308	(148)	357
Loans and advances received (granted)	(65)	364	(17)
Guarantees and deposits received (granted)	(17)	59	(147)
Additions to investments	(66)	(244)	(378)
Acquisition of subsidiary (note 6(f))	(90)	–	–
Additions to property, plant and equipment and intangible (note 3(b))	(8,371)	(11,813)	(13,105)
Dividends and interest on capital received from associates and joint ventures (note 11)	318	568	834
Proceeds from disposal of assets and investments	1,456	1,246	2,030
Proceeds from gold stream transaction (note 28)	368	–	581

Net cash used in continuing investing activities	(6,159)	(9,968)	(9,845)
Net cash provided by discontinued investing activities	–	–	(763)

Net cash used in investing activities	(6,159)	(9,968)	(10,608)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flow (Continued)
In millions of United States dollars

	Year ended December 31
	2015	2014	2013
Cash flow from continuing financing activities:
Loans and borrowings
Additions	4,995	2,341	3,310
Repayments	(2,826)	(1,936)	(3,347)
Transactions with stockholders:
Dividends and interest on capital paid to Vale's stockholders (note 25(e))	(1,500)	(4,200)	(4,500)
Dividends and interest on capital paid to noncontrolling interest	(15)	(66)	(20)
Transactions with noncontrolling stockholders(i)	1,049	–	–

Net cash provided (used) by continuing financing activities	1,703	(3,861)	(4,557)
Net cash provided by discontinued financing activities	–	–	87

Net cash provided (used) in financing activities	1,703	(3,861)	(4,470)

Increase (decrease) in cash and cash equivalents	35	(1,022)	(286)
Cash and cash equivalents in the beginning of the year	3,974	5,321	5,832
Effect of exchange rate changes on cash and cash equivalents	(418)	(325)	(225)

Cash and cash equivalents at end of the year	3,591	3,974	5,321

Cash paid for(ii):
Interest on loans and borrowings	(1,462)	(1,560)	(1,535)
Derivatives received (paid), net	(1,202)	(179)	(242)
Income taxes	(527)	(504)	(2,405)
Income taxes—Settlement program	(384)	(494)	(2,594)
Non-cash transactions:
Additions to property, plant and equipment—capitalized loans and borrowing costs	761	588	235
Additions to property, plant and equipment—costs of assets retirement obligations	219	842	190

(i)
Comprises reduction of participation in MBR (note 6(a)) and other transactions.
(ii)
Amounts paid are classified as cash flows from operating activities.

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet
In millions of United States dollars

	Notes	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	7	3,591	3,974
Financial investments		28	148
Derivative financial instruments	24	121	166
Accounts receivable	8	1,476	3,275
Inventories	9	3,528	4,501
Prepaid income taxes		900	1,581
Recoverable taxes	10	1,404	1,700
Related parties	30	70	579
Others		311	670

		11,429	16,594
Assets held for sale	5	4,044	3,640

		15,473	20,234

Non-current assets
Derivative financial instruments	24	93	87
Loans		188	229
Prepaid income taxes		471	478
Recoverable taxes	10	501	401
Deferred income taxes	20	7,904	3,976
Judicial deposits	18(c)	882	1,269
Related parties	30	1	35
Others		613	705

		10,653	7,180
Investments in associates and joint ventures	11	2,940	4,133
Intangibles	13	5,324	6,820
Property, plant and equipment	14	54,102	78,122

		73,019	96,255

Total assets		88,492	116,489

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet (Continued)
In millions of United States dollars

	Notes	December 31, 2015	December 31, 2014
Liabilities
Current liabilities
Suppliers and contractors		3,365	4,354
Payroll and related charges		375	1,163
Derivative financial instruments	24	2,076	1,416
Loans and borrowings	16	2,506	1,419
Related parties	30	475	306
Income taxes—Settlement program	19	345	457
Taxes payable		250	550
Provision for income taxes		241	353
Employee postretirement obligations	21(a)	68	67
Asset retirement obligations	17	89	136
Others		648	405

		10,438	10,626
Liabilities associated with assets held for sale	5	107	111

		10,545	10,737

Non-current liabilities
Derivative financial instruments	24	1,429	1,610
Loans and borrowings	16	26,347	27,388
Related parties	30	213	109
Employee postretirement obligations	21(a)	1,750	2,236
Provisions for litigation	18(a)	822	1,282
Income taxes—Settlement program	19	4,085	5,863
Deferred income taxes	20	1,670	3,341
Asset retirement obligations	17	2,385	3,233
Participative stockholders' debentures	29(b)	342	1,726
Redeemable noncontrolling interest		–	243
Deferred revenue—Gold stream	28	1,749	1,323
Others		1,451	1,077

		42,243	49,431

Total liabilities		52,788	60,168

Stockholders' equity
Equity attributable to Vale's stockholders	25	33,589	55,122
Equity attributable to noncontrolling interests	12	2,115	1,199

Total stockholders' equity		35,704	56,321

Total liabilities and stockholders' equity		88,492	116,489

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity
In millions of United States dollars

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale's stockholders	Equity attributable to noncontrolling interests	Total stockholder's equity
Balance at December 31, 2012	60,578	(152)	(400)	38,389	(4,477)	(2,044)	(18,663)	8	73,239	1,588	74,827

Net income (loss)	–	–	–	–	–	–	–	584	584	(178)	406
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	630	–	–	630	–	630
Cash flow hedge	–	–	–	–	–	(51)	–	–	(51)	–	(51)
Available-for-sale financial instruments	–	–	–	–	–	(1)	–	–	(1)	–	(1)
Translation adjustments	–	–	–	(4,901)	–	264	(1,925)	(14)	(6,576)	3	(6,573)
Transactions with stockholders:
Dividends and interest on capital of Vale's stockholders	–	–	–	–	–	–	–	(4,500)	(4,500)	–	(4,500)
Dividends of noncontrolling interest	–	–	–	–	–	–	–	–	–	(91)	(91)
Redeemable noncontrolling interest	–	–	–	–	–	–	–	–	–	211	211
Capitalization of noncontrolling interest advances	–	–	–	–	–	–	–	–	–	78	78
Realization of reserves	–	–	–	(3,936)	–	–	–	3,936	–	–	–
Appropriation to undistributed retained earnings	–	–	–	14	–	–	–	(14)	–	–	–

Balance at December 31, 2013	60,578	(152)	(400)	29,566	(4,477)	(1,202)	(20,588)	–	63,325	1,611	64,936

Net income (loss)	–	–	–	–	–	–	–	657	657	(304)	353
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	(192)	–	–	(192)	–	(192)
Cash flow hedge	–	–	–	–	–	(416)	–	–	(416)	–	(416)
Translation adjustments	–	–	–	(2,237)	–	97	(2,098)	235	(4,003)	(26)	(4,029)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity (Continued)
In millions of United States dollars

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale's stockholders	Equity attributable to noncontrolling interests	Total stockholder's equity
Transactions with stockholders:
Dividends and interest on capital of Vale's stockholders	–	–	–	–	–	–	–	(4,200)	(4,200)	–	(4,200)
Dividends of noncontrolling interest	–	–	–	–	–	–	–	–	–	(8)	(8)
Acquisitions and disposal of participation of noncontrolling interest	–	–	(49)	–	–	–	–	–	(49)	(201)	(250)
Capitalization of noncontrolling interest advances	–	–	–	–	–	–	–	–	–	127	127
Capitalization of reserves	1,036	–	–	(1,036)	–	–	–	–	–	–	–
Cancellation of treasury stock	–	–	–	(3,000)	3,000	–	–	–	–	–	–
Realization of reserves	–	–	–	(3,387)	–	–	–	3,387	–	–	–
Appropriation to undistributed retained earnings	–	–	–	79	–	–	–	(79)	–	–	–

Balance at December 31, 2014	61,614	(152)	(449)	19,985	(1,477)	(1,713)	(22,686)	–	55,122	1,199	56,321

Loss	–	–	–	–	–	–	–	(12,129)	(12,129)	(491)	(12,620)
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	70	–	–	70	(1)	69
Cash flow hedge	–	–	–	–	–	447	–	–	447	–	447
Available-for-sale financial instruments	–	–	–	–	–	1	–	–	1	–	1
Translation adjustments	–	–	–	(5,371)	–	203	(2,665)	–	(7,833)	(51)	(7,884)
Transactions with stockholders:
Dividends and interest on capital of Vale's stockholders	–	–	–	(1,500)	–	–	–	–	(1,500)	–	(1,500)
Dividends of noncontrolling interest	–	–	–	–	–	–	–	–	–	(32)	(32)
Acquisitions and disposal of participation of noncontrolling interest	–	–	(253)	–	–	–	(336)	–	(589)	1,455	866
Capitalization of noncontrolling interest advances	–	–	–	–	–	–	–	–	–	36	36
Appropriation to undistributed retained earnings	–	–	–	(12,129)	–	–	–	12,129	–	–	–

Balance at December 31, 2015	61,614	(152)	(702)	985	(1,477)	(992)	(25,687)	–	33,589	2,115	35,704

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

1.    Corporate information

          Vale S.A. (the "Parent Company") is a public company headquartered at 700, Avenida das Américas, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo—BM&F BOVESPA (Vale3 and Vale5), New York—NYSE (VALE and VALE.P), Paris—NYSE Euronext (Vale3 and Vale5) and Hong Kong—HKEx (codes 6210 and 6230).

          Vale and its direct and indirect subsidiaries ("Vale", "Group" or "Company") are producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Group also produces copper, metallurgical and thermal coal, potash, phosphates and other fertilizer nutrients, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in notes 3 and 31(d).

2.    Basis for preparation of the financial statements

a) Statement of compliance

          The consolidated financial statements of the Company ("financial statements") present the accounts of the Group as described in note 31(b), and have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b) Basis of presentation

          The financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

          Subsequent events were evaluated through February 24, 2016, which is the date the financial statements were approved by the Board of Directors.

c) Accounting standards issued but not yet effective

          IFRS 9 Financial instruments—In July 2014 the IASB issued IFRS 9, which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption will be required from January 1, 2018 and the Company does not expect significant impact from the adoption of this standard.

          IFRS 15 Revenue from contracts with customers—In May 2014 the IASB issued IFRS 15, which sets out the requirements for revenue recognition that apply to all contracts with customer to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, and replaces IAS 18—revenue, IAS 11—Construction contracts and the related interpretations. The adoption will be required from January 1, 2018 and the Company is currently analyzing the potential impact regarding this pronouncement on the financial statements.

          IFRS 16 Leases—In January 2016 the IASB issued IFRS 16, which sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces IAS 17—Leases and the related interpretation. The adoption will be required from January 1, 2019 and the Company is currently analyzing the potential impact regarding this pronouncement on the financial statements.

d) Summary of main accounting practices and critical accounting estimates and judgments

          The summary of main accounting practices and the critical accounting estimates and judgments are disclosed in note 31 and 32, respectively.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area

          The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a) Operating income (loss) and adjusted EBITDA

          Adjusted EBITDA is used by management to support the decision making process for segments. The definition of adjusted EBITDA for the Company is the operating income or loss adding dividends received from associates and joint ventures, and excluding the depreciation, depletion and amortization, impairment, onerous contracts and results on measurement or sales of non-current assets.

	Year ended December 31, 2015
	Income statement							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and operational stoppage	Depreciation and other results	Operating income (loss)	Impairment of non-current assets and onerous contracts	Results on measurement or sale of non-current assets	Dividends received from associates and joint ventures	Depreciation, depletion and amortization	Adjusted EBITDA
Ferrous minerals
Iron ore	12,330	(7,604)	(398)	(121)	(124)	(2,289)	1,794	914	132	22	1,243	4,105
Pellets	3,600	(2,121)	9	(4)	(24)	(385)	1,075	58	–	225	327	1,685
Ferroalloys and manganese	162	(175)	1	–	(19)	(23)	(54)	–	–	–	23	(31)
Other ferrous products and services	470	(341)	8	(3)	(2)	(97)	35	21	–	8	76	140

	16,562	(10,241)	(380)	(128)	(169)	(2,794)	2,850	993	132	255	1,669	5,899
Coal	526	(839)	(140)	(22)	(61)	(3,230)	(3,766)	3,038	–	28	192	(508)
Base metals
Nickel and other products	4,693	(3,393)	(154)	(103)	(411)	(6,344)	(5,712)	4,696	–	–	1,648	632
Copper	1,470	(903)	(32)	(8)	(1)	(229)	297	36	–	–	193	526
Other base metals products	–	–	230	–	–	–	230	–	–	–	–	230

	6,163	(4,296)	44	(111)	(412)	(6,573)	(5,185)	4,732	–	–	1,841	1,388
Fertilizers
Potash	132	(89)	3	(50)	(24)	(579)	(607)	548	–	–	31	(28)
Phosphates	1,733	(1,173)	(34)	(29)	(43)	133	587	(391)	–	–	258	454
Nitrogen	303	(207)	(6)	(3)	(3)	(21)	63	–	–	–	21	84
Other fertilizers products	57	–	–	–	–	–	57	–	–	–	–	57

	2,225	(1,469)	(37)	(82)	(70)	(467)	100	157	–	–	310	567
Others	133	(139)	(160)	(134)	–	170	(130)	6	(193)	35	17	(265)

Total	25,609	(16,984)	(673)	(477)	(712)	(12,894)	(6,131)	8,926	(61)	318	4,029	7,081

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

	Year ended December 31, 2014
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and operational stoppage	Depreciation and other results	Operating income (loss)	Impairment of non-current assets and onerous contracts	Results on measurement or sale of non-current assets	Dividends received from associates and joint ventures	Depreciation, depletion and amortization	Adjusted EBITDA
Ferrous minerals
Iron ore	19,301	(9,532)	(1,258)	(319)	(160)	(2,649)	5,383	1,135	–	44	1,514	8,076
Pellets	5,263	(2,705)	(21)	–	(38)	(274)	2,225	–	–	482	274	2,981
Ferroalloys and manganese	392	(261)	(13)	–	(23)	(32)	63	–	–	–	32	95
Other ferrous products and services	741	(565)	3	(10)	–	(110)	59	–	–	–	110	169

	25,697	(13,063)	(1,289)	(329)	(221)	(3,065)	7,730	1,135	–	526	1,930	11,321
Coal	739	(1,071)	(309)	(18)	(38)	(463)	(1,160)	343	–	28	120	(669)
Base metals
Nickel and other products	6,241	(3,710)	101	(138)	(514)	(405)	1,575	(1,379)	167	–	1,617	1,980
Copper	1,451	(877)	(12)	(5)	(16)	(174)	367	–	–	–	174	541

	7,692	(4,587)	89	(143)	(530)	(579)	1,942	(1,379)	167	–	1,791	2,521
Fertilizers
Potash	154	(133)	(15)	(19)	(22)	(26)	(61)	–	–	–	26	(35)
Phosphates	1,820	(1,514)	(70)	(46)	(56)	(1,398)	(1,264)	1,053	–	–	345	134
Nitrogen	349	(238)	(10)	(7)	(7)	(48)	39	–	–	–	48	87
Other fertilizers products	92	–	–	–	–	–	92	–	–	–	–	92

	2,415	(1,885)	(95)	(72)	(85)	(1,472)	(1,194)	1,053	–	–	419	278
Others	996	(601)	(329)	(172)	(6)	(28)	(140)	–	–	14	28	(98)

Total	37,539	(21,207)	(1,933)	(734)	(880)	(5,607)	7,178	1,152	167	568	4,288	13,353

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

	Year ended December 31, 2013
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and operational stoppage	Depreciation and other results	Operating income (loss)	Impairment of non-current assets and onerous contracts	Results on measurement or sale of non-current assets	Dividends received from associates and joint ventures	Depreciation, depletion and amortization	Adjusted EBITDA
Ferrous minerals
Iron ore	27,844	(9,067)	(1,261)	(314)	(244)	(1,393)	15,565	–	–	63	1,393	17,021
Pellets	6,000	(2,299)	(110)	(12)	(130)	(366)	3,083	182		652	184	4,101
Ferroalloys and manganese	523	(317)	(34)	–	(13)	(29)	130	–	–	–	29	159
Other ferrous products and services	425	(166)	3	–	–	(140)	122	–	–	–	140	262

	34,792	(11,849)	(1,402)	(326)	(387)	(1,928)	18,900	182	–	715	1,746	21,543
Coal	1,010	(1,147)	(262)	(49)	(47)	(173)	(668)	–	–	40	173	(455)
Base metals
Nickel and other products	5,839	(3,657)	(123)	(173)	(753)	(1,592)	(459)	–	–	–	1,592	1,133
Copper	1,447	(1,008)	(122)	(45)	(10)	(389)	(127)	–	215	–	174	262
Other base metals products	–	–	244	–	–	–	244	–	–	–	–	244

	7,286	(4,665)	(1)	(218)	(763)	(1,981)	(342)	–	215	–	1,766	1,639
Fertilizers
Potash	201	(127)	(29)	(16)	(394)	(2,160)	(2,525)	2,116		–	44	(365)
Phosphates	2,065	(1,681)	(146)	(30)	(29)	(312)	(133)	–	–	–	312	179
Nitrogen	469	(382)	(22)	(5)	(5)	(75)	(20)	–	–	–	75	55
Other fertilizers products	79	–	–	(2)	–	–	77	–	–	–	–	77

	2,814	(2,190)	(197)	(53)	(428)	(2,547)	(2,601)	2,116	–	–	431	(54)
Others	865	(669)	(233)	(155)	–	(34)	(226)	–		79	34	(113)

Total of continued operations	46,767	(20,520)	(2,095)	(801)	(1,625)	(6,663)	15,063	2,298	215	834	4,150	22,560

Discontinued operations	1,283	(1,078)	(72)	(14)	–	(367)	(248)	–	209	–	158	119

Total	48,050	(21,598)	(2,167)	(815)	(1,625)	(7,030)	14,815	2,298	424	834	4,308	22,679

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

b) Assets by segment

	Year ended December 31, 2015
	Trade receivables	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible
Ferrous minerals
Iron ore	76	812	405	26,772	4,874
Pellets	715	159	296	1,079	39
Ferroalloys and manganese	52	63	–	140	13
Other ferrous products and services	77	2	778	211	15

	920	1,036	1,479	28,202	4,941
Coal	44	53	306	1,812	1,539
Base metals
Nickel and other products	411	1,142	17	21,286	1,315
Copper	17	24	–	2,236	240

	428	1,166	17	23,522	1,555
Fertilizers
Potash	–	13	–	146	–
Phosphates	101	272	–	3,720	257
Nitrogen	–	10	–	–	–

	101	295	–	3,866	257
Others	41	3	1,138	2,024	79

Total	1,534	2,553	2,940	59,426	8,371

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

	Year ended December 31, 2014
	Trade receivables	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible
Ferrous minerals
Iron ore	1,520	1,110	546	35,294	6,946
Pellets	434	187	593	1,617	214
Ferroalloys and manganese	151	69	–	262	56
Other ferrous products and services	68	–	1,109	305	39

	2,173	1,366	2,248	37,478	7,255
Coal	122	155	355	4,429	2,099
Base metals
Nickel and other products	658	1,435	21	29,615	1,522
Copper	119	26	194	3,664	563

	777	1,461	215	33,279	2,085
Fertilizers
Potash	–	12	–	156	–
Phosphates	136	309	–	5,509	36
Nitrogen	–	23	–	–	–

	136	344	–	5,665	36
Others	154	4	1,315	4,091	338

Total	3,362	3,330	4,133	84,942	11,813

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

c) Results by segment and revenues by geographic area

	Year ended December 31, 2015
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	16,562	526	6,163	2,225	133	25,609
Cost and expenses	(10,918)	(1,062)	(4,775)	(1,658)	(433)	(18,846)
Impairment of non-current assets and onerous contracts	(993)	(3,038)	(4,732)	(157)	(6)	(8,926)
Results on measurement or sale of non-current assets	(132)	–	–	–	193	61
Depreciation, depletion and amortization	(1,669)	(192)	(1,841)	(310)	(17)	(4,029)

Operating income (loss)	2,850	(3,766)	(5,185)	100	(130)	(6,131)
Financial result	(10,482)	151	(333)	(147)	10	(10,801)
Results on sale or disposal of investments in associates and joint ventures	–	–	–	–	97	97
Impairment of investment in associates and joint ventures	(132)	–	(314)	–	–	(446)
Equity results in associates and joint ventures	26	(3)	(132)	–	(330)	(439)
Income taxes	5,007	(835)	1,087	(149)	(10)	5,100

Loss	(2,731)	(4,453)	(4,877)	(196)	(363)	(12,620)

Income (loss) attributable to noncontrolling interests	69	(254)	(295)	10	(21)	(491)
Loss attributable to Vale's stockholders	(2,800)	(4,199)	(4,582)	(206)	(342)	(12,129)

Sales classified by geographic area:
America, except United States and Brazil	359	18	1,122	65	–	1,564
United States of America	30	–	804	–	21	855
Europe	2,506	102	1,921	127	–	4,656
Middle East/Africa/Oceania	1,009	97	84	9	–	1,199
Japan	1,512	74	373	–	–	1,959
China	8,400	44	651	–	–	9,095
Asia, except Japan and China	1,081	169	990	74	–	2,314
Brazil	1,665	22	218	1,950	112	3,967

Net operating revenue	16,562	526	6,163	2,225	133	25,609

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

	Year ended December 31, 2014
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	25,697	739	7,692	2,415	996	37,539
Cost and expenses	(14,902)	(1,436)	(5,171)	(2,137)	(1,108)	(24,754)
Impairment of non-current assets and onerous contracts	(1,135)	(343)	1,379	(1,053)	–	(1,152)
Results on measurement or sales of non-current assets	–	–	(167)	–	–	(167)
Depreciation, depletion and amortization	(1,930)	(120)	(1,791)	(419)	(28)	(4,288)

Operating income (loss)	7,730	(1,160)	1,942	(1,194)	(140)	7,178
Financial result	(6,003)	194	(198)	(51)	(11)	(6,069)
Results on sale or disposal of investments in associates and joint ventures	–	–	–	–	(30)	(30)
Impairment of investment in associates and joint ventures	–	–	–	–	(31)	(31)
Equity results in associates and joint ventures	665	32	(35)	–	(157)	505
Income taxes	(1,451)	81	(145)	403	(88)	(1,200)

Net income (loss)	941	(853)	1,564	(842)	(457)	353

Income (loss) attributable to noncontrolling interests	59	(49)	(284)	4	(34)	(304)
Income (loss) attributable to Vale's stockholders	882	(804)	1,848	(846)	(423)	657

Sales classified by geographic area:
America, except United States and Brazil	652	3	1,373	39	21	2,088
United States of America	24	–	1,099	–	245	1,368
Europe	3,894	115	2,586	89	13	6,697
Middle East/Africa/Oceania	1,608	110	149	3	–	1,870
Japan	2,566	192	863	–	6	3,627
China	11,939	76	642	–	–	12,657
Asia, except Japan and China	2,189	235	828	53	–	3,305
Brazil	2,825	8	152	2,231	711	5,927

Net operating revenue	25,697	739	7,692	2,415	996	37,539

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

	Year ended December 31, 2013
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total	Discontinued operations	Total
Results
Net operating revenue	34,792	1,010	7,286	2,814	865	46,767	1,283	48,050
Cost and expenses	(13,964)	(1,505)	(5,647)	(2,868)	(1,057)	(25,041)	(1,164)	(26,205)
Impairment of non-current assets and onerous contracts	(182)	–	–	(2,116)	–	(2,298)	–	(2,298)
Results on measurement or sale of non-current assets	–	–	(215)	–	–	(215)	(209)	(424)
Depreciation, depletion and amortization	(1,746)	(173)	(1,766)	(431)	(34)	(4,150)	(158)	(4,308)

Operating income (loss)	18,900	(668)	(342)	(2,601)	(226)	15,063	(248)	14,815
Financial result	(8,559)	44	(50)	(18)	251	(8,332)	(2)	(8,334)
Results on sale or disposal of investments in associates and joint ventures	–	–	–	27	14	41	–	41
Equity results in associates and joint ventures	627	28	(26)	–	(160)	469	–	469
Income taxes	(7,200)	294	62	56	(45)	(6,833)	248	(6,585)

Net income (loss)	3,768	(302)	(356)	(2,536)	(166)	408	(2)	406

Income (loss) attributable to noncontrolling interests	(42)	(35)	(58)	13	(56)	(178)	–	(178)
Income (loss) attributable to Vale's stockholders	3,810	(267)	(298)	(2,549)	(110)	586	(2)	584

Sales classified by geographic area:
America, except United States and Brazil	733	–	1,045	60	10	1,848	–	1,848
United States of America	30	–	1,070	–	212	1,312	–	1,312
Europe	5,917	79	2,647	120	–	8,763	–	8,763
Middle East/Africa/Oceania	1,844	137	93	17	7	2,098	–	2,098
Japan	3,113	304	618	–	–	4,035	–	4,035
China	17,913	157	851	–	–	18,921	–	18,921
Asia, except Japan and China	2,340	316	883	61	–	3,600	–	3,600
Brazil	2,902	17	79	2,556	636	6,190	1,283	7,473

Net operating revenue	34,792	1,010	7,286	2,814	865	46,767	1,283	48,050

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

d) Investment in associates and joint ventures, intangible and property, plant and equipment by geographic area

	December 31, 2015				December 31, 2014
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	2,408	3,285	32,190	37,883	3,411	4,380	40,971	48,762
Canada	2	2,039	10,589	12,630	4	2,352	17,478	19,834
America, except Brazil and Canada	157	–	456	613	184	–	651	835
Europe	–	–	608	608	–	–	630	630
Asia	367	–	5,219	5,586	340	–	7,043	7,383
Australia	–	–	74	74	–	88	776	864
New Caledonia	–	–	3,521	3,521	–	–	4,140	4,140
Mozambique	–	–	442	442	–	–	5,376	5,376
Oman	–	–	1,003	1,003	–	–	1,057	1,057
Other regions	6	–	–	6	194	–	–	194

Total	2,940	5,324	54,102	62,366	4,133	6,820	78,122	89,075

4.    Relevant event—Dam failure at Samarco Mineração S.A. ("Samarco")

          On November 5, 2015, Samarco experienced the failure of an iron ore tailings dam (Fundão) in the state of Minas Gerais—Brazil, which affected communities and ecosystems, including the Rio Doce river.

          Following the dam failure, the state government of Minas Gerais ordered the suspension of Samarco's operations. Samarco has been working together with the authorities in order to meet the legal and social requirements to mitigate the environmental and social impacts of the event.

a) Accounting effects at the investment due to the dam failure

          Samarco is a Brazilian entity jointly controlled by Vale and BHP Billiton Brasil Ltda. ("BHP"), in which each shareholder has a 50% ownership interest.

          As a consequence of the dam failure, Samarco incurred expenses, wrote off assets and recognized provisions for remediation, which affected its balance sheet and income statement. Because Samarco is a joint venture, the effects of the dam failure are accounted for under equity method by Vale, in which the balance sheet and income statement impact is limited to Vale's interest in Samarco's capital as per the Brazilian Corporation Law. The dam failure had no effect on Vale's cash flow for the year ended December 31, 2015.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

4.    Relevant event—Dam failure at Samarco Mineração S.A. ("Samarco") (Continued)

          The accounting impact of the investment in Samarco in Vale's financial statements, including the effects of the dam failure, are as follows:

	Investments in associates and joint ventures	Accounts receivable	Related parties	Total
Balance on December 31, 2014	200	24	310	534

Equity results on income statement	(167)	–	–	(167)
Dividends received	–	–	(146)	(146)
Royalties declared	–	31	–	31
Royalties received	–	(12)	–	(12)
Transfers	125	(38)	(87)	–
Impairment (note 15)	(132)	–	–	(132)
Translation adjustment	(26)	(5)	(77)	(108)

Balance on December 31, 2015	–	–	–	–

          Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Additionally, Vale has not received any requests for financial assistance from Samarco. As a result, Vale's investment in Samarco was reduced to zero and no liability was recognized in Vale's financial statements. The accounting impact of any future request for funding will be determined when it occurs.

          b) Social and environmental remediation—In 2015, Samarco recognized provisions for social and environmental remediation based on current available information. There is a high degree of uncertainty in these provisions since the impact of environmental and social economic assessment is at an early stage. Eventual unrecognized obligations, considered as contingent liabilities, and future possible exposures, including timing of payments cannot be reliably measured. The key assumptions used in the provision will be reviewed periodically considering the assessment of damage progress, which could results in a material change to the amount of Samarco's provision in future reporting periods. In addition, the remediation activities have been submitted to the regulators and other government authorities and are still subject to their approval.

          c) Contingencies—In December 2015, the Federal Government, the States of Minas Gerais and Espirito Santo and other entities jointly brought a public civil action against Samarco and its shareholders, Vale and BHP. The plaintiffs seek approximately R$20.2 billion in damages and a number of measures to remediate alleged damages caused by the Fundão dam failure. Due to the preliminary stage of the proceedings, it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposure for Vale in relation to this claim. In addition, Samarco and its shareholders are named as a defendant in several other lawsuits brought by individuals, corporations and governmental entities seeking damages for personal injury, wrongful death, commercial or economic injury, breach of contract and violations of statutes. Because these pending lawsuits are at the very early stages, it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time. Therefore, no provision has been recognized and no contingent liability has been quantified.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

4.    Relevant event—Dam failure at Samarco Mineração S.A. ("Samarco") (Continued)

          Vale S.A. and certain of its officers have been named as defendants in civil class action suits in federal court in New York brought by holders of Vale's securities under U.S. federal securities laws. The lawsuits allege that Vale made false and misleading statements or omitted to make disclosures concerning the risks and dangers of the operations of Samarco's Fundão dam and assert other causes of action against the defendants for the ownership in and supervision of the Fundão dam. The plaintiffs have not specified an amount of alleged damages in these actions. Vale has notified its insurers of the dam failure event and related civil complaints. Vale intends to defend these actions and mount a full defense against the allegations. The litigation is at a very early stage. Service has not been completed on all defendants, no lead plaintiff or lead plaintiffs' attorney has been named, and no schedule has been established for the filing of any responses, motions or answers. As a consequence of the preliminary nature of these suits, it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time, and no provision has been recognized.

          d) Insurance—Samarco is negotiating with insurers under its operational risk, general liability and engineering risk policies, but these negotiations are still at a preliminary stage. Any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. In light of the uncertainties, no indemnification was recognized in Samarco's financial statements.

5.    Assets held for sale

	December 31, 2015	December 31, 2014
	Nacala	Energy	Nacala	Total
Assets held for sale
Accounts receivable	3	–	8	8
Other current assets	134	–	157	157
Investments in associates and joint ventures	–	88	–	88
Intangible assets, net	21	–	–	–
Property, plant and equipment, net	3,886	477	2,910	3,387

Total assets	4,044	565	3,075	3,640

Liabilities associated with assets held for sale
Suppliers and contractors	93	–	54	54
Other current liabilities	14	–	57	57

Total liabilities	107	–	111	111

Net assets held for sale	3,937	565	2,964	3,529

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

5.    Assets held for sale (Continued)

          a) Coal—Nacala logistic corridor ("Nacala")—In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. ("Mitsui") to sell 50% of its stake of 70% in the Nacala corridor. Nacala is a combination of railroad and port concessions under construction located in Mozambique and Malawi. After completion of the transaction, Vale will share control of Nacala with Mitsui and therefore will not consolidate the assets, liabilities and results of those entities. The assets and liabilities were classified as assets held for sale with no impact in the income statement. As at December 2015, completion of the transaction remains dependent upon certain conditions. The Company remains committed to its plan to sell its 50% interest.

          b) Other—Energy generation assets—In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. ("CEMIG GT"), as follows:

          (i) A new entity Aliança Norte Participações S.A., was incorporated and Vale contributed its 9% investment in Norte Energia S.A. ("Norte Energia"), which is the company in charge of construction and operation of the Belo Monte Hydroelectric facility. Vale committed to sell 49% and share control of the new entity to CEMIG GT. In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions the Company concluded the transaction and received cash proceeds of US$97, recognizing a gain of US$18 as result on sale or disposal of investment in associates and joint ventures (note 6).

          (ii) A new entity Aliança Geração de Energia S.A. ("Aliança Geração") was incorporated and Vale committed to contribute its shares over several power generation assets which use to supply energy for the Company's operations. In exchange, CEMIG GT committed to contribute its stakes in some of its power generation assets. In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions, the exchange of assets was completed and Vale holds 55% and shares control of the new entity with CEMIG GT. A long term contract was signed between Vale and Aliança Geração for the energy supply. Due to the completion of this transaction, the Company (i) derecognized the assets held for sale related to this transaction; (ii) recognized as investment its share in the joint venture Aliança Geração; and (iii) recognized a gain of US$193 as results on measurement or sales of non-current assets (note 6) based on the fair value of the assets transferred by CEMIG GT. This transaction has no cash proceeds or disbursements.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

6.    Acquisitions and divestitures

          The effects of divestitures in the income statement are presented as follow:

	Year ended December 31
	2015	2014	2013
Results on measurement or sale of non-current assets
Shipping assets	(132)	–	–
Energy generation assets (note 5)	193	–	–
Mineral rights—CoW Indonesia (note 29(a))	–	(167)	–
Sociedad Contractual Minera Tres Valles	–	–	(215)

	61	(167)	(215)

Results on sale or disposal of investments in associates and joint ventures
Shandong Yankuang International Coking Co., Ltd.	79	–	–
Energy generation assets (note 5)	18	–	–
Vale Florestar Fundo de Investimento em Participações	–	(30)	–
Log-in Logística Intermodal S.A.	–	–	14
Fosbrasil S.A.	–	–	27

	97	(30)	41

Financial income
Norsk Hydro ASA	–	–	214

	–	–	214

2015

          a) Divestiture of participation in Minerações Brasileiras Reunidas S.A. ("MBR")—The Company and Fundo de Investimento em Participações Multisetorial Plus II, whose shares are held by Banco Bradesco BBI S.A. (related party), completed the sale of class A preferred shares of MBR, representing 36.4% of its share capital. The Company received cash proceeds of R$4 billion (US$1,089) and will keep a stake of 62.5% of the total capital of MBR, maintaining its stake in ordinary capital at 98.3%. The participation and rights of the new shareholder were recognized as noncontrolling interest in stockholders' equity.

          b) Divestiture of shipping assets—The Company completed the sale of 12 very large ore carriers with capacity of 400,000 tons each. The Company received cash proceeds of US$1,316 and recognized a loss of US$132 as results on measurement or sale of non-current assets.

          c) Integra and Isaac Plains mining complexes—The Company signed agreements to sell its participation in the Integra and Isaac Plains mining complexes which were put into care and maintenance in 2014 (note 15). The transaction had no impact in cash flow.

          d) Divestiture of Shandong Yankuang International Coking Co., Ltd. ("Yankuang")—The Company completed the sale of its participation in Yankuang, a producer of coking coal, methanol and other products. In this transaction, Vale recognized a gain of US$79 as results on sale or disposal of investments in associates and joint ventures.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

6.    Acquisitions and divestitures (Continued)

          e) Divestiture of VBG-Vale BSGR Limited ("VBG")—VBG is the holding company which held the Simandou mining rights located in Guinea. In April 2014, the Government of Guinea revoked VBG mining rights, without any finding of wrongdoing by Vale. During 2014, as a result of the loss of the mining rights, Vale recognized full impairment of the assets related to VBG (note 15). During the first quarter of 2015, the Company sold its stake in VBG to its partner in the project and kept the right to any recoverable amount it may derive from the Simandou project. The transaction had no impact on cash or in the income statement.

          f) Acquisition of Facon Construção e Mineração S.A. ("Facon")—The Company acquired all shares of Facon, a wholly owned subsidiary of Fagundes Construção e Mineração S.A. ("FCM"). FCM is a logistic service provider for Vale Fertilizantes S.A. The Facon business was carved out from FCM with assets and liabilities directly related to the fertilizer business being transferred to Vale Fertilizantes S.A. The purchase price allocation based on the fair value of acquired assets and liabilities was calculated based on studies performed by the Company. Subsequently, Facon was merged into Vale Fertilizantes S.A.

Purchase price	90
Book value of property, plant and equipment	77
Book value of other assets acquired and liabilities assumed, net	(69)
Adjustment to fair value of property, plant and equipment and mining rights	43

Goodwill	39

2014

          g) Divestiture of Vale Florestar Fundo de Investimento em Participações ("Vale Florestar")—The Company signed an agreement with a subsidiary of Suzano Papel e Celulose S.A. for the sale of its entire stake in Vale Florestar. A loss on this transaction of US$30 was recorded as a result on sale or disposal of investments in associates and joint ventures in 2014.

2013

          h) Divestitures of Sociedad Contractual Minera Tres Valles ("Tres Valles")—The Company sold its total participation in Tres Valles for US$25. On this transaction, Vale recognized a loss of US$215 presented in the income statement as results on measurement or sale of non-current assets of the year ended as at December 31, 2013. The total loss includes an amount of US$7 transferred from cumulative translation adjustments.

          i) Divestitures of Log-In Logística Intermodal S.A. ("Log-in")—Vale conducted an auction to sell its common shares of Log-in. All the shares were sold for US$94 and a gain of US$14 on this transaction was recorded in the income statement as result on sale or disposal of investments in associates and joint ventures for the year ended as at December 31, 2013.

          j) Divestitures of Fosbrasil S.A. ("Fosbrasil")—The Company entered into an agreement to sale its minority participation in the associate Fosbrasil, producer of purified phosphoric acid, for US$45. On this transaction, Vale recognized a gain of US$27 presented in the income statement as result on sale or disposal of investments in associates and joint ventures for the year ended as at December 31, 2013.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

6.    Acquisitions and divestitures (Continued)

          k) Divestitures of Norsk Hydro ASA ("Hydro")—The Company sold its Hydro common shares for US$1,811. As result of this operation, the Company recognized a gain of US$214 in the income statement as financial income for the year ended as at December 31, 2013, as below:

Balance on the date of sale	1,845
Cumulative translation adjustment	(442)
Results on available for sale investment	194
1,597

Amount received	1,811

Gain on sale	214

7.    Cash and cash equivalents

	December 31, 2015	December 31, 2014
Cash and bank deposits	2,018	2,109
Short-term investments	1,573	1,865

	3,591	3,974

          Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate ("DI Rate"or"CDI") and part denominated in US$, mainly time deposits.

8.    Accounts receivable

	December 31, 2015	December 31, 2014
Trade receivables	1,534	3,362
Provision for doubtful debts	(58)	(87)

	1,476	3,275

Trade receivables related to the steel sector—%	75.32%	77.79%
Reversal (provision) for doubtful debts recorded in the income statement	11	(36)
Trade receivables write-offs recorded in the income statement	(6)	(5)

          Trade receivables by segments are presented in note 3(b). No individual customer represents over 10% of receivables or revenues.

9.    Inventories

	December 31, 2015	December 31, 2014
Product inventory	2,553	3,330
Consumable inventory	975	1,171

Total	3,528	4,501

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

9.    Inventories (Continued)

          Product inventories by segments are presented in note 3(b).

          As at December 31, 2015 product inventory is stated net of provisions for nickel, coal, phosphate, manganese and iron ore in the amount of US$70 (US$19 as at December 31, 2014), US$423 (US$285 as at December 31, 2014), US$2 (US$0 as at December 31, 2014), US$4 (US$0 as at December 31, 2014) and US$19 (US$0 as at December 31, 2014), respectively.

10.    Recoverable taxes

          Recoverable taxes are presented net of provisions for losses on tax credits.

	December 31, 2015	December 31, 2014
Value-added tax	755	1,057
Brazilian federal contributions	1,125	1,010
Others	25	34

Total	1,905	2,101

Current	1,404	1,700
Non-current	501	401

Total	1,905	2,101

11.    Investments in associates and joint ventures

          Changes in investments in associates and joint ventures are as follows:

	2015	2014	2013
Balance at beginning of the year	4,133	3,584	6,384

Acquisitions(i)	584	–	–
Additions	30	220	378
Capitalizations	249	–	–
Disposals(ii)	79	–	(98)
Translation adjustment	(1,211)	(536)	(582)
Equity results on income statement	(439)	505	469
Equity results on statement of comprehensive income and others	(6)	(2)	(204)
Dividends declared	(95)	(831)	(747)
Impairment (note 15)	(446)	(31)	–
Transfer to held for sale—Others(iii)	–	1,145	(2,016)
Others	62	79	–

Balance at end of the year	2,940	4,133	3,584

(i)
Includes Aliança Geração transaction, see note 5.
(ii)
Refers to Yankuang, see note 6, for the year ended December 31, 2015.
(iii)
Refers to Vale Florestar and VLI for the year ended as at December 31, 2014 and Hydro for the year ended as at December 31, 2013.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

11.    Investments in associates and joint ventures (Continued)

			Investments in associates and joint ventures		Equity results in net income			Dividends received
			As at December 31		Year ended December 31			Year ended December 31
Associates and joint ventures	% ownership	% voting capital	2015	2014	2015	2014	2013	2015	2014	2013
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	24	16	–	4	(7)	–	–	1
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	62	86	25	30	18	19	16	22
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	57	80	14	24	1	16	11	10
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	50	61	21	25	7	14	5	–
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	104	142	46	66	19	30	48	24
Minas da Serra Geral S.A. (v)	50.00	50.00	13	20	(2)	1	–	–	–	–
MRS Logística S.A.	48.16	46.75	368	510	43	76	101	22	44	63
Samarco Mineração S.A. (iv)	50.00	50.00	–	200	(167)	392	499	146	401	595
VLI S.A.	37.60	37.60	778	1,109	46	48	–	8	–	–
Zhuhai YPM Pellet Co.	25.00	25.00	23	24	–	–	–	–	–	–
Others			–	–	–	(1)	(11)	–	–	–

			1,479	2,248	26	665	627	255	525	715
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	306	355	(3)	32	42	28	29	40
Base metals
Korea Nickel Corp.	25.00	25.00	17	21	(3)	–	(2)	–	–	–
Teal Minerals Inc.	50.00	50.00	–	194	(129)	(35)	(24)	–	–	–

			17	215	(132)	(35)	(26)	–	–	–
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	481	–	50	–	–	30	–	–
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	81	–	1	–	–	–	–	–
California Steel Industries, Inc.	50.00	50.00	157	184	(27)	12	20	–	6	6
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	225	725	(307)	(44)	(10)	–	–	–
Mineração Rio Grande do Norte S.A.	40.00	40.00	93	91	40	7	10	3	8	17
Norte Energia S.A. (ii) (iii)	–	–	–	91	–	(11)	(2)	–	–	–
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	26.87	26.87	–	205	(80)	(60)	(158)	–	–	–
Others			101	19	(7)	(61)	(34)	2	–	56

			1,138	1,315	(330)	(157)	(174)	35	14	79

Total			2,940	4,133	(439)	505	469	318	568	834

(i)
Although the Company held majority of the voting capital, the entities are accounted under equity method due to shareholders agreements.
(ii)
Pre-operational stage.
(iii)
The Company's interest in Norte Energia S.A. is indirectly owned by Aliança Norte Energia Participações S.A. (note 5).
(iv)
Note 4.
(v)
The Company offered US$17 to acquire the additional 50% interest. The transaction is expected to be completed in 2016.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

11.    Investments in associates and joint ventures (Continued)

          The information (100% basis) about relevant subsidiaries with noncontrolling interest (in which other investors have participation in the Group's activities), associates and joint-ventures are as follows:

	December 31, 2015
	Assets		Liabilities
	Current	Non-current	Current	Non-current	Stockholders' equity	Dividends paid	Net income (loss)
Subsidiaries that have noncontrolling interest
Minerações Brasileiras Reunidas S.A.	743	2,912	188	155	3,312	116	250
Associates and joint ventures
Aliança Geração de Energia S.A.	65	915	35	71	874	55	91
Companhia Siderúrgica do Pecém	265	3,057	528	2,344	450	–	(615)
Henan Longyu Energy Resources Co., Ltd.	883	529	108	80	1,224	112	(11)
MRS Logística S.A.	323	1,709	392	877	764	37	90
VLI S.A.	502	2,970	511	893	2,069	23	121

	December 31, 2014
	Assets		Liabilities
	Current	Non-current	Current	Non-current	Stockholders' equity	Dividends paid	Net income (loss)
Subsidiaries that have noncontrolling interest
Minerações Brasileiras Reunidas S.A.	433	2,544	245	404	2,328	–	150
Associates and joint ventures
Henan Longyu Energy Resources Co., Ltd.	1,149	484	65	148	1,420	116	128
MRS Logística S.A.	305	2,397	415	1,215	1,072	61	160
VLI S.A.	733	3,383	643	523	2,950	–	128

12.    Noncontrolling interest

	Stockholder's equity		Gain (loss) attributable to noncontrolling interest
	Balance on		Year ended December 31
	December 31, 2015	December 31, 2014	2015	2014	2013
Biopalma da Amazônia S.A.	6	34	(22)	(35)	(43)
Compañia Mineradora Miski Mayo S.A.C.	261	283	10	4	13
Minerações Brasileiras Reunidas S.A.	1,360	39	(66)	(3)	1
PT Vale Indonesia Tbk	741	736	6	65	18
Vale Nouvelle Caledonie S.A.S.	55	176	(301)	(348)	(68)
Vale Oman Pelletizing LLC	67	67	7	7	12
Outros	(375)	(136)	(125)	6	(111)

	2,115	1,199	(491)	(304)	(178)

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

13.    Intangibles

          Changes in intangibles are as follows:

	Indefinite useful life	Finite useful life
	Goodwill(i)	Concessions	Right of use(ii)	Software	Total
Balance on December 31, 2013	4,140	1,907	253	571	6,871

Additions	–	835	102	252	1,189
Disposals	–	(6)	–	–	(6)
Amortization	–	(202)	(31)	(174)	(407)
Impairment (note 15)	(460)	–	–	–	(460)
Translation adjustment	(411)	(321)	(27)	(99)	(858)
Others	491	–	–	–	491

Total	3,760	2,213	297	550	6,820

Cost	3,760	3,421	518	1,356	9,055
Accumulated amortization	–	(1,208)	(221)	(806)	(2,235)

Balance on December 31, 2014	3,760	2,213	297	550	6,820

Additions	–	549	–	128	677
Disposals	–	(20)	–	–	(20)
Amortization	–	(150)	(42)	(155)	(347)
Impairment (note 15)	(81)	–	–	–	(81)
Translation adjustment	(762)	(778)	(48)	(176)	(1,764)
Acquisition of subsidiary (note 6(f))	39	–	–	–	39

Total	2,956	1,814	207	347	5,324

Cost	2,956	2,588	464	1,025	7,033
Accumulated amortization	–	(774)	(257)	(678)	(1,709)

Balance on December 31, 2015	2,956	1,814	207	347	5,324

(i)
Goodwill is allocated mainly in iron ore and nickel segments in the amount of US$1,040 e US$1,863, respectively.
(ii)
Refers to the usufruct contract between the Company and noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares) and intangible assets identified in the business combination of Vale Canada Limited ("Vale Canada"). The amortization of the right of use will expire in 2037 and Vale Canada's intangible assets will end in September of 2046. The concessions refer to the agreements with the Brazilian government for the exploration and the development of ports and railways.

14.    Property, plant and equipment

          The net book value of property, plant and equipment pledged to secure judicial claims on December 31, 2015 and 2014 were US$44 and US$68, respectively.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

14.    Property, plant and equipment (Continued)

          Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2013	945	7,785	10,937	8,404	16,276	10,519	26,799	81,665

Additions(i)	–	–	–	–	–	–	12,054	12,054
Disposals(ii)	(3)	(50)	(10)	(9)	(264)	(28)	(232)	(596)
Depreciation and amortization	–	(454)	(818)	(1,025)	(1,083)	(723)	–	(4,103)
Transfer to non-current assets held for sale	–	–	(10)	(49)	(85)	(2)	(2,764)	(2,910)
Impairment (note 15)	–	533	(47)	112	(1,255)	(18)	(17)	(692)
Translation adjustment	(75)	(1,412)	(2,407)	(992)	(132)	(1,238)	(1,040)	(7,296)
Transfers	202	5,252	3,168	2,846	1,472	2,444	(15,384)	–

Total	1,069	11,654	10,813	9,287	14,929	10,954	19,416	78,122

Cost	1,069	14,144	15,749	14,381	20,965	14,888	19,416	100,612
Accumulated depreciation	–	(2,490)	(4,936)	(5,094)	(6,036)	(3,934)	–	(22,490)

Balance on December 31, 2014	1,069	11,654	10,813	9,287	14,929	10,954	19,416	78,122

Additions(i)	–	–	–	–	–	–	9,499	9,499
Disposals	(3)	(8)	(41)	(81)	(152)	(1,554)	(22)	(1,861)
Disposal of asset retirement obligation	–	–	–	–	(334)	–	–	(334)
Depreciation and amortization	–	(547)	(713)	(1,066)	(864)	(766)	–	(3,956)
Transfer to non-current assets held for sale	–	–	–	–	(127)	–	–	(127)
Impairment (note 15)	(13)	(1,828)	(838)	(1,100)	(982)	(1,979)	(1,748)	(8,488)
Translation adjustment	(292)	(3,383)	(3,182)	(1,846)	(2,404)	(2,439)	(5,327)	(18,873)
Transfers	5	3,213	2,253	2,112	238	2,871	(10,692)	–
Acquisition of subsidiary (note 6(f))	–	–	–	1	–	119	–	120

Total	766	9,101	8,292	7,307	10,304	7,206	11,126	54,102

Cost	766	13,707	13,152	12,230	17,054	10,617	11,126	78,652
Accumulated depreciation	–	(4,606)	(4,860)	(4,923)	(6,750)	(3,411)	–	(24,550)

Balance on December 31, 2015	766	9,101	8,292	7,307	10,304	7,206	11,126	54,102

(i)
Includes capitalized borrowing costs and asset retirement obligations, see cash flow.
(ii)
Includes the disposal of CoW Indonesia (note 29(a)).

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

15.    Impairment and onerous contracts

          According to the accounting policy described in note 31(l), the Company identified evidence of impairment in relation to certain investments in associates and joint ventures, intangible and property, plant and equipment. The following impairment charges and reversals were recorded:

			Impairment (reversals)
Segments by class of assets	Assets or cash-generating unit	Recoverable amount	2015	2014	2013
Property, plant and equipment
Iron ore	Midwest system	–	522	–	–
Iron ore	Simandou project	–	–	1,135	–
Iron ore	Others	–	34	–	–
Pellets	North system (stopped operations)	–	55	–	–
Pellets	Pelletizing asset	–	–	–	182
Pellets	Others	–	3	–	–
Other ferrous products and services	Others	–	21	–	–
Coal	Mozambique	1,729	2,403	–	–
Coal	Australia	74	554	343	–
Nickel	Newfoundland (VNL)	2,353	3,460	–	–
Nickel	New Caledonia (VNC)	3,725	1,462	238	–
Nickel	Onça Puma	2,331	(252)	(1,617)	–
Nickel	Others	–	26	–	–
Copper	Others	–	36	–	–
Potash	Potássio Rio Colorado	20	548	–	2,116
Phosphates	Phosphate	3,842	(391)	593	–
Others	Others	–	7	–	–

			8,488	692	2,298
Intangible
Coal	Australia	–	81	–	–
Phosphates	Phosphate	–	–	460	–

Impairment of non-current assets			8,569	1,152	2,298

Onerous contracts
Iron ore	Midwest system		357	–	–

Impairment of non-current assets and onerous contracts			8,926	1,152	2,298

Investments in associates and joint ventures
Pellets	Samarco Mineração S.A.	–	132	–	–
Copper	Teal Minerals Inc.	–	314	–	–
Others	Vale Soluções em Energia S.A.	–	–	31	–

Impairment of investments in associates and joint ventures			446	31	–

a) Impairment of non-current assets

          In accordance with the Company's accounting policy, each CGU is evaluated at each reporting period to determine whether there are any indicators of impairment. If any such indicators of impairment exist, an estimate of the recoverable amount is performed.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

15.    Impairment and onerous contracts (Continued)

          In assessing whether an impairment is required, the carrying value of the asset or CGU is compared with its recoverable amount. The recoverable amount is the higher of the CGU's fair value less costs to sell ("FVLCS") and value in use ("ViU"). If an impairment was recognized in previous years and actual circumstances indicate that the impairment is no longer be applicable, an impairment reversal is recognized.

          The FVLCS is calculated in each CGU and is estimated based on discounted future estimated cash flows, considering market based commodity price, the CGU five-year plans and life of mine plans, mineral reserves and mineral resources, costs and investments based on the best estimate of past performance and sale prices consistent with the projections used in reports published by industry considering the market price when available and appropriate.

          The determination of FVLCS for each CGU are considered to be Level 3 fair value measurements, as they are derived from valuation techniques that include inputs that are not based on observable market data. The most sensitive assumptions were the discount rate and prices. All assets were tested using FVLCS model, except for North system.

          These cash flows were discounted using a post-tax discount rate ranging from 6% to 10%. The discount rate was based on the weighted average cost of capital ("WACC") that reflected current market assessments of the time value of money and the risks specific to the CGU.

          The price assumptions for calculating the FVLCS were a range of (in US$ per ton) 48 to 65 for iron ore, 85 to 140 for coal, 13,000 to 20,000 for nickel and 105 to 125 for phosphate.

          Iron ore and pellets—The Midwest system is comprised of the Corumbá mines and Paraná and Paraguay Waterway Systems. In 2015, there was a significant restructuring of operations, which includes the reduction of production and the revision of the freight strategy. With this restructuring, the Midwest system is evaluated as an independent CGU from other iron ore operations. Until 2014, this CGU was part of the iron ore CGU. The reduction of iron ore prices and the logistics cost lead to an impairment of US$522. The impairment in the amount of US$55 relates to pelletizing plants that were stopped in North system.

          For the Simandou project, Vale recognized an impairment of US$1,135 in 2014 related to the revocation of Vale's former 51%-owned subsidiary VBG-Vale BSGR Limited ("VBG") mining concessions in Guinea. During the first quarter of 2015, the investment was sold (note 6(e)).

          For onerous contracts, provision is made for the present value of certain long term contracts where the unavoidable cost of meeting the Company's obligations is expected to exceed the benefits to be received. In 2015, the Company recognized provision for losses related to fluvial freight in the amount of US$357 in other liabilities in the balance sheet.

          Coal—The reduction in estimated future coal prices combined with the increase of logistics costs decreased the estimated net recoverable amount of Mozambique assets, causing an impairment of US$2,403. The Coal assets in Australia were also impacted by the prices and the revision to the future mining plans in 2015, recording an impairment of US$635. The impairment of US$343 registered in 2014 relates to Integra and Isaac Plans which were sold during the fourth quarter of 2015.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

15.    Impairment and onerous contracts (Continued)

          Nickel—During the impairment test for 2015, the Company identified that the indicators which caused an impairment to be recognized in previous years for Onça Puma were no longer applicable. This was mainly due to the recovery of Onça Puma's production returning to normal operations for more than two years. Part of the impairment in the amount of US$1,617 registered in 2012 was reversed in 2014. The amount of US$252 was reversed in 2015.

          In 2015, VNL was identified as a separate CGU (previously part of the Canada Nickel CGU) as there was a change in location of processed ore (feed of nickel concentrate) from the VNL mine that is now expected to be processed in Long harbor instead of Ontario's Sudbury operations.

          A reduction of long term nickel price projections, that significantly reduced the recoverable values of the VNC and VNL CGUs, combined with carrying values that reflect significant capital investments in new processing facilities in recent years, resulted in an impairment loss in the amount of US$4,922 for these CGU.

          Of the total goodwill (note 13), US$1,863 is allocated to the Nickel CGUs which was tested based on FVLCS determined using cash flows based on approved budgets and market assumptions, considering mineral reserves and resources and additional value calculated by experts, costs and investments based on the best estimate of past performance and sales nickel prices using a range from 13,000 to 20,000 (US$ per ton). Cash flows used are designed based on the life of each CGU and considering a discount rates range from 6% to 8%.

          Fertilizers—The scenario of depreciation of the R$ against the US$ had a favorable impact on the phosphate business in Brazil in 2015, reverting the total amount of the impairment that was previously recognized during 2014 in the amount of US$391.

          The majority of the remaining balance of the assets in PRC were impaired in 2015 as the management does not expect to be able to recover the amounts invested in the project. An impairment charge of US$548 and US$2,116 was recognized in 2015 and 2013, respectively.

b) Impairment of investments in associates and joint ventures

          In 2015, the Company recognized an impairment of US$132 in its investment in Samarco (note 4) and US$314 in Teal Minerals Inc. ("Teal"). Teal recognized an impairment of property, plant and equipment due to the revision of future mining plans and the decrease of the price of copper.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

16.    Loans and borrowings

a) Total debt

	Current liabilities		Non-current liabilities
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Debt contracts in the international markets
Floating rates in:
US$	241	358	5,174	5,095
Other currencies	–	–	–	2
Fixed rates in:
US$	1,191	69	12,923	13,239
EUR	–	–	1,633	1,822
Other currencies	14	–	169	–
Accrued charges	326	334	–	–

	1,772	761	19,899	20,158

Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	212	296	4,709	5,503
Basket of currencies and US$ indexed to LIBOR	290	211	1,342	1,364
Fixed rates in:
R$	63	48	268	363
Accrued charges	169	103	129	–

	734	658	6,448	7,230

	2,506	1,419	26,347	27,388

          The future flows of debt payments (principal and interest) per nature of funding are as follows:

	Bank loans(i)	Capital market(i)	Development agencies(i)	Debt principal(i)	Estimated future payments of interest(ii)
2016	262	951	799	2,012	1,476
2017	991	1,212	918	3,121	1,512
2018	1,719	816	1,058	3,593	1,553
2019	578	1,000	1,239	2,817	1,446
2020	1,553	1,282	808	3,643	1,222
2021	289	77	822	1,188	1,089
Between 2022 and 2025	973	3,276	912	5,161	2,801
2026 onwards	88	6,482	124	6,694	6,294

	6,453	15,096	6,680	28,229	17,393

(i)
Does not include accrued charges.
(ii)
Consists of estimated future payments of interest, calculated based on interest rate curves and foreign exchange rates applicable as at December 31, 2015 and considering that all amortization payments and payments at maturity on loans and borrowings will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

16.    Loans and borrowings (Continued)

          At December 31, 2015, the average annual interest rates by currency are as follows:

	Average interest rate(i)	Total debt
Loans and borrowings in
US$	4.63%	21,431
R$(ii)	10.78%	5,541
EUR(iii)	4.06%	1,698
Other currencies	5.94%	183

		28,853

(i)
In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at December 31, 2015.
(ii)
R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of US$3,772, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.07% per year in US$.
(iii)
Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.41% per year in US$.

b) Credit and financing lines

					Available amount
Type	Contractual currency	Date of agreement	Period of the agreement	Total amount	December 31, 2015
Credit lines
Revolving credit facility	US$	May 2015	5 years	3,000	3,000
Revolving credit facility	US$	July 2013	5 years	2,000	2,000
Financing lines
BNDES(i)	R$	April 2008	10 years	1,869	365
BNDES—CLN 150	R$	September 2012	10 years	994	5
BNDES—S11D e S11D Logística	R$	May 2014	10 years	1,578	384

(i)
Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment. This credit line supported or supports the Usina VIII, Onça Puma, Salobo I and II and capital expenditure of Itabira projects.

          In January 2016 (subsequent event), the Company drew down on US$3,000 of its revolving credit facilities. The amount of US$1,800 was drew down on by Vale International S.A. and US$1,200 (R$4,686) by the Parent Company.

c) Funding

          In 2015, Vale issued infrastructure debentures in the amount of R$1,350 (US$346) and export credit notes in the amount of R$1,500 (US$384).

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

16.    Loans and borrowings (Continued)

d) Guarantees

          As at December 31, 2015 and 2014, loans and borrowings are secured by property, plant and equipment and receivables in the amount of US$495 and US$1,312, respectively.

          The securities issued through Vale's 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

e) Covenants

          Some of the Company's debt agreements with lenders contain financial covenants. The main covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at December 31, 2015 and 2014.

17.    Asset retirement obligations

          The Company applies judgment and assumptions when measuring its asset retirement obligation. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

          The long term interest rates (per annum, used to discount these obligations to present value and to update the provisions) and the changes in the provision of asset retirement obligations are as follows:

	December 31, 2015	December 31, 2014
Balance at beginning of the year	3,369	2,644

Interest expense	109	193
Settlements	(88)	(41)
Revisions on cash flows estimates(i)	(135)	842
Translation adjustment	(781)	(269)

Balance at end of the year	2,474	3,369

Current	89	136
Non-current	2,385	3,233

	2,474	3,369

Brazil	7.28%	5.51%
Canada	0.59%	2.05%
Other regions	1.12%–5.91%	1.61%–8.81%

(i)
Includes only the impacts in operating expenses and property, plants and equipments.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

18.    Litigation

a) Provision for litigation

          Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company's legal consultants.

          Changes in provision for litigation are as follows:

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2013	330	209	709	28	1,276

Additions	103	54	237	32	426
Reversals	(2)	(104)	(133)	(13)	(252)
Payments	(37)	(20)	(48)	–	(105)
Indexation and interest	136	(6)	52	52	234
Translation adjustment	(164)	(15)	(111)	(7)	(297)

Balance on December 31, 2014	366	118	706	92	1,282

Additions	182	82	168	–	432
Reversals	(202)	(56)	(139)	(4)	(401)
Payments	(50)	(40)	(65)	(59)	(214)
Indexation and interest	52	13	7	3	75
Translation adjustment	(79)	(38)	(223)	(12)	(352)

Balance on December 31, 2015	269	79	454	20	822

i. Provisions for labor litigation

          Consist of lawsuits filed by employees and service suppliers, related to employment relationships. The most recurring claims are related to payment of overtime, hours in itinerary, and health and safety. The social security ("INSS") contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

b) Contingent liabilities

          Contingent liabilities consist of administrative and judicial claims, which expectation of loss is classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal support.

	December 31, 2015	December 31, 2014
Tax litigation	5,326	6,094
Civil litigation	1,335	1,406
Labor litigation	1,866	1,955
Environmental litigation	1,381	1,122

Total	9,908	10,577

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

18.    Litigation (Continued)

          i. Tax litigation—The most significant claims relate to pending challenges by the Brazilian federal tax authority concerning the deductibility of Brazilian social contribution payments for income tax purposes and demands by Brazilian state tax authorities for additional payments of the value-added tax on services and circulation of goods ("ICMS") in relation to the use of ICMS credits from sales and energy transmission.

          ii. Civil litigation—Most of these claim have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims involve disputed contractual terms for inflation indexation.

          iii. Labor litigation—These claims represent a very large number of individual claims by (i) employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and (ii) the Brazilian federal social security administration ("INSS") regarding contributions on compensation programs based on profits.

          iv. Environmental litigation—The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c) Judicial deposits

          In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	December 31, 2015	December 31, 2014
Tax litigations	211	354
Civil litigations	102	126
Labor litigations	553	789
Environmental litigations	16	–

Total	882	1,269

d) Others

          In the third quarter of 2015, the Company filed an enforceable action in the amount of R$524 (US$132) referring to the final court decision in favor of the Company of the accrued interest of compulsory deposits from 1987 to 1993. Currently it is not possible to estimate the economic benefit inflow as the counterparty can appeal on the calculation. Consequently, the asset was not recognized in the financial statements.

          On April 30, 2014, Rio Tinto plc ("Rio Tinto") filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York ("Court"), alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto's loss of certain Simandou mining rights, the Government of Guinea's assignment of those rights to BSGR, and Vale's subsequent investment in VBG. In November, 2015 Vale received the decision of the Court, which was for the dismissal of the lawsuit.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

19.    Income taxes—Settlement program ("REFIS")

          In November 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012.

          In December 31, 2015, the balance of US$4,430 (US$345 as current and US$4,085 as non-current) is due in 154 remaining monthly installments, bearing interest at the SELIC rate.

20.    Income taxes

a) Deferred income tax

	December 31, 2015	December 31, 2014
Taxes losses carryforwards	6,449	1,637

Temporary differences:
Pension plan	541	671
Provision for litigation	228	365
Provision for losses of assets	719	937
Fair value of financial instruments	823	1,341
Allocated goodwill	(2,578)	(4,831)
Others	52	515

	(215)	(1,002)

Total	6,234	635

Assets	7,904	3,976
Liabilities	(1,670)	(3,341)

	6,234	635

          Changes in deferred tax are as follows:

	Assets	Liabilities	Total
Balance on December 31, 2013	4,523	3,228	1,295

Effect in income statement	(31)	118	(149)
Transfers (including between assets and liabilities)	(102)	331	(433)
Translation adjustment	(452)	(292)	(160)
Other comprehensive income	38	(44)	82

Balance on December 31, 2014	3,976	3,341	635

Effect in income statement(i)	4,180	(1,309)	5,489
Transfers (including between assets and liabilities)	141	141	–
Translation adjustment	(1,296)	(517)	(779)
Other comprehensive income	914	14	900
Acquisition of subsidiary	(11)	–	(11)

Balance on December 31, 2015	7,904	1,670	6,234

(i)
From the total effect in income statement, US$4,671 refers to tax losses carryforward.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

20.    Income taxes (Continued)

          Brazilian corporate tax law was amended at the end of 2014 by the Law 12,973 and became effective for the fiscal year 2015. The change was to provide that profits from foreign subsidiaries will be taxed in Brazil, on an accrual basis, applying the differential between the nominal local tax rate and the Brazilian tax rates (34%). Accordingly, from January 1st, 2015 the results from foreign subsidiaries are recognized in this systematic.

          In accordance with paragraph 77 of the referred law, the accumulated losses of those subsidiaries, as at December 31, 2014, will be available to offset their future profits. On September 30, 2015, the Company filed the tax return and completed the review of the income tax loss carry-forwards available in each foreign subsidiary as at December 31, 2014. Accordingly, a deferred tax asset related to accumulated losses in certain of those foreign subsidiaries of US$2,952 was recognized as deferred income tax in the income statement.

b) Income tax reconciliation

          The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Year ended December 31
	2015	2014	2013
Net income (loss) before income taxes	(17,720)	1,553	7,241
Income taxes at statutory rates—34%	6,024	(528)	(2,462)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders' equity	356	1,123	1,167
Tax incentives	61	95	–
Results of overseas companies taxed by different rates which differs from the parent company rate	–	(1,200)	146
Equity results in income statement	(149)	172	173
Income taxes statement program—REFIS	–	–	(4,954)
Additions (reversals) of tax loss carry forward	1,498	(178)	180
Unrecognized tax losses of the year	(929)	–	–
Nondeductible effect of impairment	(1,857)	(450)	(719)
Others	96	(234)	(364)

Income taxes	5,100	(1,200)	(6,833)

c) Tax incentives

          In Brazil, Vale has a tax incentive for the partial reduction of income tax due, in the amount equivalent to the portion allocated by tax law to transactions in the North and Northeast regions with iron ore, manganese, copper, and nickel. The incentive is calculated based on the tax profit of the activity (called operating income) and takes into consideration the allocation of operating net income by incentive production levels during the periods specified for each product, generally 10 years, and in the case of the Company, they are expected to expire in 2024. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders' equity, and may not be distributed as dividends to stockholders.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

20.    Income taxes (Continued)

          In addition to those incentives, 30% of the income tax due based on the regional profit needs to be reinvested on the purchase of machinery and equipment, subject to subsequent approval by the regulatory agency responsible, Superintendência do Desenvolvimento da Amazonia (SUDAM) and the Superintendência do Desenvolvimento do Nordeste (SUDENE). When the reinvestment is approved, it is retained in an earnings reserve account, which restricts the distribution as dividends to stockholders.

          Vale also has tax incentives related to the production of nickel and cobalt from Vale Nouvelle Caledonie SAS ("VNC"). These incentives include the exemption of income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production, as defined by applicable law, followed by a 5-year 50% exemption of income tax. VNC is subject to a branch profit tax on its profits (after deducting available tax losses) starting in the first year that commercial production is reached. To date, there has been no net taxable income realized in VNC.

          In Mozambique, the tax incentives applicable to Vale Moçambique S.A. for the Moatize Coal Mine Project include a 25% reduction of rate for five years counting from the first year the company has taxable profits. Vale also received tax incentives for projects in Oman, Malaysia, Malawi and a logistic project in Mozambique.

          Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

21.    Employee benefits obligations

a) Employee postretirements obligations

          In Brazil, the management of the pension plans of the Company is the responsibility of Fundação Vale do Rio Doce de Seguridade Social ("Valia") a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

          Benefit plan Vale Mais ("Vale Mais") and benefit plan Valiaprev ("Valiaprev")—Certain of the Company's employees are participants in a plan (Vale Mais e Valiaprev) with components of defined benefit (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2015 and 2014.

          Defined benefit plan ("Plano BD")—The Plano BD has been closed to new entrants since the year 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as at December 31, 2015 and 2014 and the contributions made by the Company are not relevant.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Employee benefits obligations (Continued)

          Abono complementação benefit plan—The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia normal payments plus post-retirement benefit that covers medical, dental and pharmaceutical assistance. The contributions made by the Company finished in 2014. The abono complementação benefit was overfunded as at December 31, 2015 and 2014.

          Other benefits—The Company sponsors medical plans for employees that meet specific criteria and for employees who use the abono complementação benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2015 and 2014.

          The Foreign plans are managed in accordance with their region. They are divided between plans in Canada, United States of America, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans underfunded as at December 31, 2015 and 2014.

          Employers' disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Change in benefit obligation

	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as at December 31, 2013	4,080	4,406	1,693

Service costs	29	96	23
Interest costs	474	233	83
Benefits paid	(327)	(321)	(74)
Participant contributions	1	–	–
Effect of changes in the financial assumptions	(32)	454	(81)
Translation adjustment	(497)	(347)	(146)

Benefit obligation as at December 31, 2014	3,728	4,521	1,498

Service costs	20	94	28
Interest costs	359	178	66
Benefits paid	(244)	(258)	(65)
Participant contributions	1		–
Transfers	8	(8)	–
Effect of changes in the actuarial assumptions	(184)	(70)	(31)
Translation adjustment	(1,214)	(768)	(273)

Benefit obligation as at December 31, 2015	2,474	3,689	1,223

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Employee benefits obligations (Continued)

ii. Evolution of assets fair value

	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2013	5,271	3,804	–

Interest income	625	201	–
Employer contributions	132	164	74
Participant contributions	1	–	–
Benefits paid	(327)	(321)	(74)
Plan settlements	–	(3)	–
Return on plan assets (excluding interest income)	(2)	169	–
Translation adjustment	(671)	(298)	–

Fair value of plan assets as at December 31, 2014	5,029	3,716	–

Interest income	491	151	–
Employer contributions	63	132	65
Participant contributions	1	–	–
Benefits paid	(244)	(258)	(65)
Return on plan assets (excluding interest income)	(284)	(8)	–
Transfers	5	(5)	–
Translation adjustment	(1,626)	(634)	–

Fair value of plan assets as at December 31, 2015	3,435	3,094	–

iii. Reconciliation of assets and liabilities recognized in the balance sheet

	Plans in Brazil
	December 31, 2015			December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	1,301	–	–	1,191	–	–

Interest income	130	–	–	142	–	–
Changes on asset ceiling and onerous liability	(54)	–	–	140	–	–
Translation adjustment	(416)	–	–	(172)	–	–

Balance at end of the year	961	–	–	1,301	–	–

Amount recognized in the balance sheet
Present value of actuarial liabilities	(2,474)	(248)	(160)	(3,728)	(387)	(246)
Fair value of assets	3,435	214	–	5,029	349	–
Effect of the asset ceiling	(961)	–	–	(1,301)	–	–

Liabilities provisioned	–	(34)	(160)	–	(38)	(246)

Current liabilities	–	–	(19)	–	–	(25)
Non-current liabilities	–	(34)	(141)	–	(38)	(221)

Liabilities provisioned	–	(34)	(160)	–	(38)	(246)

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Employee benefits obligations (Continued)

	Foreign plan
	December 31, 2015			December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the balance sheet
Present value of actuarial liabilities	–	(3,441)	(1,063)	–	(4,134)	(1,252)
Fair value of assets	–	2,880	–	–	3,367	–

Liabilities provisioned	–	(561)	(1,063)	–	(767)	(1,252)

Current liabilities	–	(17)	(32)	–	(16)	(26)
Non-current liabilities	–	(544)	(1,031)	–	(751)	(1,226)

Liabilities provisioned	–	(561)	(1,063)	–	(767)	(1,252)

	Total
	December 31, 2015			December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	1,301	–	–	1,191	–	–

Interest income	130	–	–	142	–	–
Changes in asset ceiling / onerous liability	(54)	–	–	140	–	–
Translation adjustment	(416)	–	–	(172)	–	–

Balance at end of the year	961	–	–	1,301	–	–

Amount recognized in the balance sheet
Present value of actuarial liabilities	(2,474)	(3,689)	(1,223)	(3,728)	(4,521)	(1,498)
Fair value of assets	3,435	3,094	–	5,029	3,716	–
Effect of the asset ceiling	(961)	–	–	(1,301)	–	–

Liabilities provisioned	–	(595)	(1,223)	–	(805)	(1,498)

Current liabilities	–	(17)	(51)	–	(16)	(51)
Non-current liabilities	–	(578)	(1,172)	–	(789)	(1,447)

Liabilities provisioned	–	(595)	(1,223)	–	(805)	(1,498)

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Employee benefits obligations (Continued)

iv. Costs recognized in the income statements

	Year ended December 31
	2015			2014			2013
	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans
Current service cost	20	94	28	29	96	23	49	97	42
Interest on expense on liabilities	359	178	66	474	233	83	461	220	131
Interest income on plan assets	(491)	(151)	–	(625)	(201)	–	(523)	(169)	–
Interest expense on effect of (asset ceiling)/ onerous liability	132	–	–	142	–	–	13	–	–

Total of cost, net	20	121	94	20	128	106	–	148	173

v. Costs recognized in the statement of comprehensive income

	Year ended December 31
	2015			2014			2013
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(143)	(570)	(132)	(94)	(395)	(196)	(3)	(994)	(381)

Effect of changes actuarial assumptions	184	70	31	32	(454)	81	1,059	267	249
Return on plan assets (excluding interest income)	(284)	(8)	–	(2)	169	–	(576)	315	–
Change of asset ceiling / costly liabilities (excluding interest income)	70	–	–	(133)	–	–	(423)	–	–
Others	–	2	1	–	28	–	–	–	–

	(30)	64	32	(103)	(257)	81	60	582	249
Deferred income tax	10	2	(9)	34	68	(17)	(19)	(167)	(75)

Other comprehensive income	(20)	66	23	(69)	(189)	64	41	415	174
Translation adjustments	49	10	14	20	2	6	10	11	12
Transfers/ disposal	1	(1)	–	–	12	(6)	(142)	173	(1)

Accumulated other comprehensive income	(113)	(495)	(95)	(143)	(570)	(132)	(94)	(395)	(196)

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Employee benefits obligations (Continued)

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

vii. Actuarial and economic assumptions and sensitivity analysis

          All calculations involve future actuarial projections about some parameters, such as: salaries, interest, and inflation, the behavior of INSS benefits, mortality and disability.

          The economic actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be examined accordingly. In the short term they may not necessarily be realized.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Employee benefits obligations (Continued)

          In the evaluations were adopted the following assumptions:

	Brazil
	December 31, 2015			December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	13.63%	13.71%	13.63%	12.70%	12.54%	12.39%
Nominal average rate to determine expense/ (income)	12.36%	13.71%	N/A	12.37%	12.46%	N/A
Nominal average rate of salary increase	8.12%	8.12%	N/A	6.94%	8.12%	N/A
Nominal average rate of benefit increase	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Immediate health care cost trend rate	N/A	N/A	9.18%	N/A	N/A	9.18%
Ultimate health care cost trend rate	N/A	N/A	9.18%	N/A	N/A	9.18%
Nominal average rate of price inflation	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%

	Foreign
	December 31, 2015		December 31, 2014
	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	4.00%	3.90%	3.89%	4.1%
Nominal average rate to determine expense/ (income)	4.80%	N/A	4.80%	N/A
Nominal average rate of salary increase	3.90%	N/A	3.90%	N/A
Nominal average rate of benefit increase	3.90%	3.00%	3.90%	3.00%
Immediate health care cost trend rate	N/A	6.30%	N/A	7.22%
Ultimate health care cost trend rate	N/A	4.50%	N/A	4.49%
Nominal average rate of price inflation	2.00%	2.00%	2.00%	2.00%

          For the sensitivity analysis, the Company considers the effect of 1% in nominal discount rate to determine the actuarial liability. The effects of this change in actuarial liabilities in premise and adopted the average duration of the plan are as follows:

	December 31, 2015
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate—1% increase
Actuarial liability balance	2,263	3,024	1,065
Assumptions made	8.33%	5.01%	5.35%
Average duration of the obligation—(years)	8.70	11.76	15.29
Nominal discount rate—1% reduction
Actuarial liability balance	2,715	3,909	1,043
Assumptions made	10.01%	3.01%	3.90%
Average duration of the obligation—(years)	9.53	11.76	15.22

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Employee benefits obligations (Continued)

viii. Assets of pension plans

          Brazilian plan assets as at December 31, 2015 and 2014 includes respectively (i) investments in a portfolio of Vale's stock in the amount of US$4 and US$94; (ii) equity investments from related parties in the amount of US$0 and US$1; and (iii) Brazilian Federal Government securities in the amount of US$2,976 and US$3,581.

          Foreign plan assets as at December 31, 2015 and 2014 include Canadian Government securities in the amount of US$675 and US$852, respectively.

ix. Overfunded pension plans

          Assets by category are as follows:

	December 31, 2015				December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	1	–	–	1	–	–	–	–
Accounts Receivable	–	–	–	–	5	–	–	5
Equity securities	–	–	–	–	475	–	–	475
Debt securities—Corporate bonds	–	94	–	94	–	157	–	157
Debt securities—Government bonds	1,659	–	–	1,659	2,106	–	–	2,106
Investments funds—Fixed Income	1,799	–	–	1,799	2,272	–	–	2,272
Investments funds—Equity	44	–	–	44	333	–	–	333
International investments	29	–	–	29	–	–	–	–
Structured investments—Private Equity funds	138	–	136	274	–	–	253	253
Structured investments—Real estate funds	–	–	6	6	–	–	7	7
Real estate	–	–	319	319	–	–	497	497
Loans to participants	–	–	249	249	–	–	404	404

Total	3,670	94	710	4,474	5,191	157	1,161	6,509

Funds not related to risk plans				(1,039)				(1,480)

Fair value of plan assets at end of year				3,435				5,029

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Employee benefits obligations (Continued)

          Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2013	227	8	547	431	1,213

Return on plan assets	(12)	–	56	52	96
Assets purchases, sales and settlements	88	–	3	186	277
Assets sold during the year	(17)	–	(42)	(211)	(270)
Translation adjustment	(33)	(1)	(67)	(54)	(155)

Balance as at December 31, 2014	253	7	497	404	1,161

Return on plan assets	(84)	1	4	47	(32)
Assets purchases, sales and settlements	49	1	1	40	91
Assets sold during the year	(7)	–	(28)	(118)	(153)
Translation adjustment	(75)	(3)	(156)	(124)	(358)
Transfers in and/ out of Level 3	–	–	1	–	1

Balance as at December 31, 2015	136	6	319	249	710

x. Underfunded pension plans

          Assets by category are as follows:

	December 31, 2015				December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	–	49	–	49	1	29	–	30
Equity securities	1,106	–	–	1,106	1,615	9	–	1,624
Debt securities—Corporate bonds	–	12	–	12	–	402	–	402
Debt securities—Government bonds	56	684	–	740	77	853	–	930
Investments funds—Fixed Income	150	281	–	431	189	–	–	189
Investments funds—Equity	86	356	–	442	95	397	–	492
International investments	2	30	–	32	–	–	–	–
Structured investments—Private Equity funds	–	–	98	98	–	–	18	18
Real estate	–	–	20	20	–	–	24	24
Loans to participants	–	–	5	5	–	–	7	7
Others	–	–	159	159	–	–	–	–

Total	1,400	1,412	282	3,094	1,977	1,690	49	3,716

Funds not related to risk plans				–				–

Fair value of plan assets at end of year				3,094				3,716

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Employee benefits obligations (Continued)

          Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate	Loans to participants	Others	Total
Balance as at December 31, 2013	–	24	–	–	24
Return on plan assets	–	4	–	–	4
Assets purchases, sales and settlements	20	–	7	–	27
Translation adjustment	(2)	(4)	–	–	(6)

Balance as at December 31, 2014	18	24	7	–	49

Return on plan assets	–	5	1	–	6
Assets purchases, sales and settlements	102	–	–	186	288
Assets sold during the year	(1)	–	–	–	(1)
Translation adjustment	(21)	(8)	(3)	(27)	(59)
Transfers in and/ out of Level 3	–	(1)	–	–	(1)

Balance as at December 31, 2015	98	20	5	159	282

xi. Disbursement of future cash flow

          Vale expects to disburse US$183 in 2016 in relation to pension plans and other benefits.

xii. Expected benefit payments

          The expected benefit payments, which reflect future services, are as follows:

	December 31, 2015
	Overfunded pension plans	Underfunded pension plans	Other benefits
2016	228	205	57
2017	241	202	60
2018	255	200	62
2019	269	198	65
2020	283	196	67
2021 and thereafter	1,624	1,106	325

b) Profit sharing program ("PLR")

          The Company recorded as cost of goods sold and services rendered and other operating expenses related to the PLR US$68 and US$502 for the year ended on December 31, 2015 and 2014, respectively.

c) Long-term compensation plan

          Vale has long-term incentive programs such as Matching and Virtual Shares Programs ("PAV") for some executives of the Company, covering 3 to 4 year cycles, respectively.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Employee benefits obligations (Continued)

          For the Matching program, the participants may acquire preferred share of Vale to participate on the plan, through a prescribed financial institution under market conditions and without any benefit being provided by Vale. Since 2014, the participation on the program has been mandatory for the executive officers.

          Except for the executive officers, the shares purchased by executive have no restrictions and can be sold at any time. If the shares are held for a period of three years, and the participants maintains it employment relationship with Vale during this period, the participant is entitled to receive from Vale a payment in cash equivalent to the market value of their stock holdings under this program.

          For PAV program, certain eligible executives have the right to receive, during a four year cycle, a monetary value equivalent to market value of a determined number of stocks based on an the Company's performance measured as an indicator of total return to the Stockholders.

          Liabilities of the plans are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. At December 31, 2015, 2014 and 2013 the Company recognized in the income statement the amounts of US$29, US$61 and US$84, respectively, related to long term compensation plan.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

22.    Financial instruments classification

	December 31, 2015				December 31, 2014
Financial assets	Loans and receivables or amortized cost	At fair value through net income	Derivatives designated as hedge accounting	Total	Loans and receivables or amortized cost	At fair value through net income	Derivatives designated as hedge accounting	Total
Current
Cash and cash equivalents	3,591	–	–	3,591	3,974	–	–	3,974
Financial investments	28	–	–	28	148	–	–	148
Derivative financial instruments	–	121	–	121	–	166	–	166
Accounts receivable	1,476	–	–	1,476	3,275	–	–	3,275
Related parties	70	–	–	70	579	–	–	579

	5,165	121	–	5,286	7,976	166	–	8,142

Non-current
Derivative financial instruments	–	93	–	93	–	87	–	87
Loans	188	–	–	188	229	–	–	229
Related parties	1	–	–	1	35	–	–	35

	189	93	–	282	264	87	–	351

Total of financial assets	5,354	214	–	5,568	8,240	253	–	8,493

Financial liabilities
Current
Suppliers and contractors	3,365	–	–	3,365	4,354	–	–	4,354
Derivative financial instruments	–	2,023	53	2,076	–	956	460	1,416
Loans and borrowings	2,506	–	–	2,506	1,419	–	–	1,419
Related parties	475	–	–	475	306	–	–	306

	6,346	2,023	53	8,422	6,079	956	460	7,495

Non-current
Derivative financial instruments	–	1,429	–	1,429	–	1,609	1	1,610
Loans and borrowings	26,347	–	–	26,347	27,388	–	–	27,388
Related parties	213	–	–	213	109	–	–	109
Participative stockholders' debentures	–	342	–	342	–	1,726	–	1,726
Others(i)	–	141	–	141	–	115	–	115

	26,560	1,912	–	28,472	27,497	3,450	1	30,948

Total of financial liabilities	32,906	3,935	53	36,894	33,576	4,406	461	38,443

(i)
See note 23(a).

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

22.    Financial instruments classification (Continued)

          The classification of financial assets and liabilities by currencies are as follows:

	December 31, 2015
Financial assets	R$	US$	CAD	AUD	EUR	Other currencies	Total
Current
Cash and cash equivalents	816	2,528	12	54	11	170	3,591
Financial investments	–	28	–	–	–	–	28
Derivative financial instruments	50	71	–	–	–	–	121
Accounts receivable	251	1,084	125	10	4	2	1,476
Related parties	70	–	–	–	–	–	70

	1,187	3,711	137	64	15	172	5,286

Non-current
Derivative financial instruments	75	18	–	–	–	–	93
Loans	27	103	58	–	–	–	188
Related parties	1	–	–	–	–	–	1

	103	121	58	–	–	–	282

Total of assets	1,290	3,832	195	64	15	172	5,568

Financial liabilities
Current
Suppliers and contractors	1,499	1,389	335	9	115	18	3,365
Derivative financial instruments	911	1,165	–	–	–	–	2,076
Loans and borrowings	434	1,992	15	–	65	–	2,506
Related parties	255	–	220	–	–	–	475

	3,099	4,546	570	9	180	18	8,422

Non-current
Derivative financial instruments	1,215	214	–	–	–	–	1,429
Loans and borrowings	5,107	19,439	165	3	1,633	–	26,347
Related parties	73	140	–	–	–	–	213
Participative stockholders' debentures	342	–	–	–	–	–	342
Others	141	–	–	–	–	–	141

	6,878	19,793	165	3	1,633	–	28,472

Total of liabilities	9,977	24,339	735	12	1,813	18	36,894

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

22.    Financial instruments classification (Continued)

	December 31, 2014
Financial assets	R$	US$	CAD	AUD	EUR	Other currencies	Total
Current
Cash and cash equivalents	977	2,778	22	38	61	98	3,974
Financial investments	148	–	–	–	–	–	148
Derivative financial instruments	139	27	–	–	–	–	166
Accounts receivable	740	2,514	12	–	8	1	3,275
Related parties	397	182	–	–	–	–	579

	2,401	5,501	34	38	69	99	8,142

Non-current
Related parties	4	31	–	–	–	–	35
Loans	39	190	–	–	–	–	229
Derivative financial instruments	11	76	–	–	–	–	87

	54	297	–	–	–	–	351

Total of assets	2,455	5,798	34	38	69	99	8,493

Financial liabilities
Current
Suppliers and contractors	2,183	2,142	1	1	27	–	4,354
Derivative financial instruments	357	1,059	–	–	–	–	1,416
Loans and borrowings	440	887	19	–	73	–	1,419
Related parties	305	1	–	–	–	–	306

	3,285	4,089	20	1	100	–	7,495

Non-current
Derivative financial instruments	1,456	154	–	–	–	–	1,610
Loans and borrowings	5,866	19,488	210	2	1,822	–	27,388
Related parties	109	–	–	–	–	–	109
Participative stockholders' debentures	1,726	–	–	–	–	–	1,726
Others	115	–	–	–	–	–	115

	9,272	19,642	210	2	1,822	–	30,948

Total of liabilities	12,557	23,731	230	3	1,922	–	38,443

23.    Fair value estimate

          Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability. The financial assets and liabilities recorded at fair value classified and disclosed in accordance with the following levels:

          Level 1—unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

          Level 2—quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

23.    Fair value estimate (Continued)

          Level 3—assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

a) Assets and liabilities measured and recognized at fair value:

	December 31, 2015			December 31, 2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	214	–	214	253	–	253

Total	214	–	214	253	–	253

Financial liabilities
Derivative financial instruments	3,505	–	3,505	3,026	–	3,026
Participative stockholders' debentures	342	–	342	1,726	–	1,726
Others (minimum return instrument)	–	141	141	–	115	115

Total	3,847	141	3,988	4,752	115	4,867

Methods and techniques of evaluation

i) Derivative financial instruments

          Financial instruments are evaluated by calculating their present value through the use of instrument yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are detailed in the "market curves".

          The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options which income is a function of the average price of the underlying asset over the period of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

          In the case of swaps, both the present value of the assets and liability are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

          For to the TJLP swaps, the calculation of the fair value assumes that TJLP is constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

23.    Fair value estimate (Continued)

ii)    Participative stockholders' debentures—Consist of the debentures issued during the privatization process (note 29(b)), whose fair values are measured based on the market approach. Reference prices are available on the secondary market.

iii)   Minimum return instrument—Refers to a minimum return instrument held by Brookfield which under certain conditions can generate a disbursement obligation to Vale at the end of the sixth year of the completion of the acquisition of interest in VLI (note 6(b)). The Company used internal assumptions in a probability model to calculate the fair value of this instrument.

b) Fair value of financial instruments not measured at fair value

          The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated to level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flows basis using LIBOR future values and Vale's bonds curve.

          The fair values and carrying amounts of non-current loans (net of interest) are as follows:

Financial liabilities	Balance	Fair value	Level 1	Level 2
December 31, 2015
Debt principal	28,229	26,233	12,297	13,936
December 31, 2014
Debt principal	28,370	29,479	15,841	13,638

24. Derivative financial instruments

a) Derivatives effects on balance sheet

	Assets
	December 31, 2015		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives designated as economic hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	69	–	137	11
IPCA swap	2	16	7	–
Eurobonds swap	–	–	–	41
Pre dollar swap	–	–	2	–

	71	16	146	52
Commodities price risk
Nickel	50	11	20	3

	50	11	20	3
Others	–	66	–	32

	–	66	–	32

Total	121	93	166	87

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24. Derivative financial instruments (Continued)

	Liabilities
	December 31, 2015		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives designated as economic hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	799	1,131	442	1,355
IPCA swap	21	101	–	63
Eurobonds swap	146	29	9	90
Pre dollar swap	93	72	30	98

	1,059	1,333	481	1,606
Commodities price risk
Nickel	40	10	23	3
Bunker oil(i)	924	–	452	–

	964	10	475	3
Others	–	86	–	–

	–	86	–	–
Derivatives designated as cash flow hedge accounting
Bunker oil(i)	50	–	434	–
Foreign exchange	3	–	26	1

	53	–	460	1

Total	2,076	1,429	1,416	1,610

(i)
As at December 31, 2015 and 2014, includes US$102 and US$152, respectively, of transactions in which the financial settlement occurs subsequently of the closing month.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24. Derivative financial instruments (Continued)

b) Effects of derivatives on the income statement, cash flow and other comprehensive income

	Year ended December 31
	Gain (loss) recognized in the income statement			Financial settlement inflows (outflows)			Gain (loss) recognized in other comprehensive income
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Derivatives designated as economic hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,172)	(437)	(897)	(330)	4	(146)	–	–	–
IPCA swap	(61)	(58)	–	7	–	–	–	–	–
Eurobonds swap	(130)	(160)	91	(13)	10	(5)	–	–	–
Pre dollar swap	(139)	(28)	(55)	(42)	7	16	–	–	–

	(1,502)	(683)	(861)	(378)	21	(135)	–	–	–
Commodities price risk
Nickel	(49)	9	(2)	(62)	12	(5)	–	–	–
Bunker oil	(742)	(533)	(72)	(270)	(90)	(62)	–	–	–

	(791)	(524)	(74)	(332)	(78)	(67)	–	–	–
Others	(142)	(5)	(58)	–	–	–	–	–	–
Derivatives designated as cash flow hedge accounting
Bunker oil	(439)	(81)	(42)	(450)	(81)	(42)	435	(423)	(10)
Nickel	–	–	13	–	–	13	–	–	(13)
Foreign exchange	(42)	(41)	(11)	(42)	(41)	(11)	17	8	(28)

	(481)	(122)	(40)	(492)	(122)	(40)	452	(415)	(51)

Total	(2,916)	(1,334)	(1,033)	(1,202)	(179)	(242)	452	(415)	(51)

          Related to the effects of derivatives in the income statement, the Company recognized as cost of goods sold and services rendered and financial expense the amounts of US$439 and US$2,477, respectively, for the year ended December 2015.

          The maturities dates of the derivative financial instruments are as follows:

Maturity dates
Currencies and interest rates	July 2023
Bunker oil	December 2016
Nickel	February 2018
Others	December 2027

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Derivative financial instruments (Continued)

Additional information about derivatives financial instruments

          The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

          There was no cash amount deposited as margin call regarding derivative positions on December 31, 2015. The derivative positions described in this document did not have initial costs associated.

          The following tables detail the derivatives positions for Vale and its controlled companies as of December 31, 2015, with the following information: notional amount, fair value (including credit risk), gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a) Foreign exchange and interest rates derivative positions

(i) Protection programs for the R$ denominated debt instruments

          In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Derivative financial instruments (Continued)

          The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company's cash flows, by matching its receivables—mainly linked to US$—with its payables.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2015		December 31, 2014		Index	Average rate	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	2016	2017	2018	2019+
CDI vs. US$ fixed rate swap							(783)	(547)	(164)	40	(492)	(51)	(241)	–
Receivable	R$	5,239	R$	4,511	CDI	108.33%
Payable	US$	2,288	US$	2,284	Fix	3.39%
CDI vs. US$ floating rate swap							–	(83)	(77)	–	–	–	–	–
Receivable	–		R$	428	CDI	0.00%
Payable	–		US$	250	Libor +	0.00%
TJLP vs. US$ fixed rate swap							(1,015)	(953)	(102)	67	(234)	(285)	(141)	(355)
Receivable	R$	5,484	R$	6,247	TJLP +	1.32%
Payable	US$	2,611	US$	3,051	Fix	1.69%
TJLP vs. US$ floating rate swap							(63)	(66)	(1)	4	(4)	(6)	(7)	(46)
Receivable	R$	267	R$	295	TJLP +	0.93%
Payable	US$	156	US$	173	Libor +	–1.21%
R$ fixed rate vs. US$ fixed rate swap							(165)	(127)	(41)	19	(93)	(9)	3	(65)
Receivable	R$	1,356	R$	735	Fix	6.82%
Payable	US$	528	US$	395	Fix	–0.74%
IPCA vs. US$ fixed rate swap							(105)	(56)	7	10	2	1	0.2	(108)
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%
Payable	US$	434	US$	434	Fix	3.98%
IPCA vs. CDI swap							2	–	–	0.3	(21)	(21)	(15)	59
Receivable	R$	1,350	R$	0	IPCA +	6.62%
Payable	R$	1,350	US$	0	CDI	98.58%

(ii) Protection program for EUR denominated debt instruments

          In order to reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

          The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2015		December 31, 2014		Index	Average rate	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	2016	2017	2018	2019+
EUR fixed rate vs. US$ fixed rate swap							(175)	(58)	(13)	14	(146)	(5)	(4)	(19)
Receivable		€1,000		€1,000	Fix	4.06%
Payable	US$	1,302	US$	1,302	Fix	4.51%

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Derivative financial instruments (Continued)

(iii) Foreign exchange hedging program for disbursements in CAD

          In order to reduce the cash flow volatility, forward transactions were implemented to mitigate the foreign exchange exposure that arises from the currency mismatch between revenues denominated in US$ and disbursements denominated in CAD.

          The forward transactions were negotiated over-the-counter and the protected item is part of the CAD denominated disbursements. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to CAD/US$ exchange rate. This program is classified under the hedge accounting requirements.

							Financial Settlement Inflows (Outflows)
	Notional				Fair value			Value at Risk	Fair value by year
			Bought / Sold	Average rate (CAD / USD)
Flow	December 31, 2015	December 31, 2014			December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	2016
Forwards	CAD 10	CAD 230	B	1.028	(2)	(27)	–	0.1	(2)

b) Commodities derivative positions

(i) Bunker Oil purchase cash flows protection program

          In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company's cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

          The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale's costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to bunker oil prices changes. Part of this program is classified under the hedge accounting requirements.

							Financial settlement Inflows (Outflows)
									Fair value by year
	Notional (ton)				Fair value			Value at Risk
			Bought / Sold	Average strike (US$/ton)
Flow	December 31, 2015	December 31, 2014			December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	2016
Bunker Oil protection
Forwards	1,867,500	2,205,000	B	508	(577)	(363)	(172)	11	(577)
Call options	2,041,500	–	B	385	0.02	–	–	0.01	0.02
Put options	2,041,500	–	S	314	(297)	–	(60)	10	(297)

Total					(873)	(363)			(873)

Bunker Oil hedge
Forward	0	1,950,000	B	0	–	(371)	(439)	–	–

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Derivative financial instruments (Continued)

(ii) Protection programs for base metals raw materials and products

          In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards, which are unwind before the original maturity in order to match the settlement dates of the commercial contracts in which the prices were fixed.

          In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

          The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale's revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to nickel and copper prices changes.

							Financial settlement Inflows (Outflows)
	Notional (ton)				Fair value			Value at Risk	Fair value by year
			Bought / Sold	Average strike (US$/ton)
Flow	December 31, 2015	December 31, 2014			December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	2016	2017	2018
Fixed price sales protection
Nickel forwards	16,917	11,264	B	11,821	(46)	(24)	(63)	5	(37)	(9)	0
Raw material purchase protection
Nickel forwards	118	140	S	9,603	0.1	0.2	0.9	0.0	0.1	–	–
Copper forwards	385	360	S	4,938	0.1	0.1	0.6	0.0	0.1	–	–

Total					0.2	0.3			0.2	–	–

c) Silver Wheaton Corp. warrants

          The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years.

							Financial settlement Inflows (Outflows)
									Fair value by year
	Notional (quantity)				Fair value			Value at Risk
			Bought / Sold	Average strike (US$/share)
Flow	December 31, 2015	December 31, 2014			December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	2023
Call options	10,000,000	10,000,000	B	65	7	33	–	1	7

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Derivative financial instruments (Continued)

d) Call options from debentures

          The company has debentures in which lenders have call options of a specified quantity of Ferrovia Norte Sul ordinary shares, later changed to VLI SA shares. The call option's strike price is given by the debentures' remaining notional in each exercise date.

							Financial settlement Inflows (Outflows)
									Fair value by year
	Notional (quantity)				Fair value			Value at Risk
			Bought / Sold	Average strike (R$/share)
Flow	December 31, 2015	December 31, 2014			December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	2027
Call options	140,239	–	S	8,570	(39)	–	–	2	(39)

e) Options related to Minerações Brasileiras Reunidas S.A. ("MBR") shares

          The Company entered into a contract that has options related to MBR shares. Under certain restrict and contingent conditions, which are beyond the buyer's control, such as illegality due to changes in the law, the contract has a clause that gives the buyer the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares. On the other hand, the Company has the right to buy back this non-controlling interest in the subsidiary.

Financial settlement Inflows (Outflows)
Fair value by year
	Notional (quantity, in millions)				Fair value			Value at Risk
			Bought / Sold	Average strike (R$/share)
Flow	December 31, 2015	December 31, 2014			December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	2016+
Options	2,139	–	B/S	1.8	15	–	–	9	15

f) Embedded derivatives in commercial contracts

          The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

							Financial settlement Inflows (Outflows)
									Fair value by year
	Notional (ton)				Fair value			Value at Risk
			Bought / Sold	Average strike (US$/ton)
Flow	December 31, 2015	December 31, 2014			December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	2016
Nickel forwards	3,877	4,491	S	9,468	3.0	(0.6)			2.3
Copper forwards	5,939	6,310	S	4,961	2.0	1.1			0.3

Total					5.0	0.6	–	1.7	2.6

          The Company has also a natural gas purchase agreement in which there's a clause that defines that a premium can be charged if the Company's pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative and both his fair value and value at risk were not material as of December 31, 2015.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Derivative financial instruments (Continued)

g) Sensitivity analysis of derivative financial instruments

          The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

  •
  Scenario I: fair value calculation considering market prices as of December 31, 2015

  •
  Scenario II: fair value estimated considering a 25% deterioration in the associated risk variables

  •
  Scenario III: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Scenario I	Scenario II	Scenario III
CDI vs. US$ fixed rate swap	R$ depreciation	(783)	(1,369)	(1,954)
	US$ interest rate inside Brazil decrease	(783)	(798)	(813)
	Brazilian interest rate increase	(783)	(787)	(792)
Protected item: R$ denominated debt	R$ depreciation	n.a.	–	–
TJLP vs. US$ fixed rate swap	R$ depreciation	(1,015)	(1,647)	(2,279)
	US$ interest rate inside Brazil decrease	(1,015)	(1,057)	(1,100)
	Brazilian interest rate increase	(1,015)	(1,094)	(1,163)
	TJLP interest rate decrease	(1,015)	(1,057)	(1,101)
Protected item: R$ denominated debt	R$ depreciation	n.a.	–	–
TJLP vs. US$ floating rate swap	R$ depreciation	(63)	(98)	(134)
	US$ interest rate inside Brazil decrease	(63)	(66)	(70)
	Brazilian interest rate increase	(63)	(68)	(72)
	TJLP interest rate decrease	(63)	(65)	(68)
Protected item: R$ denominated debt	R$ depreciation	n.a.	–	–
R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(165)	(298)	(432)
	US$ interest rate inside Brazil decrease	(165)	(180)	(196)
	Brazilian interest rate increase	(165)	(195)	(219)
Protected item: R$ denominated debt	R$ depreciation	n.a.	–	–
IPCA vs. US$ fixed rate swap	R$ depreciation	(105)	(223)	(341)
	US$ interest rate inside Brazil decrease	(105)	(115)	(125)
	Brazilian interest rate increase	(105)	(133)	(157)
	IPCA index decrease	(105)	(120)	(134)
Protected item: R$ denominated debt	R$ depreciation	n.a.	–	–
IPCA vs. CDI swap	Brazilian interest rate increase	2	(39)	(73)
	IPCA index decrease	2	(20)	(40)
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	20	40
EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(175)	(489)	(803)
	Euribor increase	(175)	(215)	(187)
	US$ Libor decrease	(175)	(196)	(218)
Protected item: EUR denominated debt	EUR depreciation	n.a.	489	803
CAD Forward	CAD depreciation	(2)	(5)	(8)
Protected item: Disbursement in CAD	CAD depreciation	n.a.	5	8
Bunker Oil protection
Forwards and options	Bunker Oil price decrease	(873)	(1,038)	(1,202)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	1,038	1,202
Bunker Oil hedge
Forwards	Bunker Oil price decrease	–	–	–
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	–	–

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Derivative financial instruments (Continued)

Instrument	Instrument's main risk events	Scenario I	Scenario II	Scenario III
Nickel sales fixed price protection
Forwards	Nickel price decrease	(46)	(83)	(121)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	83	121
Purchase protection program
Nickel forwards	Nickel price increase	0.1	(0.2)	(0.4)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	0.2	0.4
Copper forwards	Copper price increase	0.1	(0.4)	(0.8)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	0.4	0.8
SLW warrants	SLW stock price decrease	7	3	0
VLI call options	VLI stock value increase	(39)	(62)	(86)
Options regarding non-controlling interest in subsidiary	Subsidiary stock value increase	15	(28)	(59)

Instrument	Main risks	Scenario I	Scenario II	Scenario III
Embedded derivatives—Raw material purchase (nickel)	Nickel price increase	3	(5)	(14)
Embedded derivatives—Raw material purchase (copper)	Copper price increase	2.0	(4.9)	(11.8)

h) Financial counterparties' ratings

          The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

          The table below presents the ratings in foreign currency published by agencies Moody's and S&P regarding the main financial institutions that we had outstanding positions as of December 31, 2015.

Long term ratings by counterparty	Moody's	S&P	Long term ratings by counterparty	Moody's	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-	Caixa Economica Federal	Baa3	BB+
Banco Bradesco	Baa3	BB+	Citigroup	Baa1	BBB+
Banco de Credito del Peru	Baa1	BBB	Credit Agricole	A2	A
Banco do Brasil	Baa3	BB+	Deutsche Bank	A3	BBB+
Banco do Nordeste	Ba1	BB+	Goldman Sachs	A3	BBB+
Banco Safra	Baa3	BB+	HSBC	A1	A
Banco Santander	Baa3	BB+	Intesa Sanpaolo Spa	Baa1	BBB-
Banco Votorantim	Ba1	BB+	Itau Unibanco	Ba1	BB+
Bank of America	Baa1	BBB+	JP Morgan Chase & Co	A3	A–
Bank of Nova Scotia	Aa2	A+	Macquarie Group Ltd	A3	BBB
Bank of Tokyo Mitsubishi UFJ	A2	A	Morgan Stanley	A3	BBB+
Banpara	Ba3	BB	National Australia Bank NAB	Aa2	AA–
Barclays	Baa3	BBB	Royal Bank of Canada	Aa3	AA–
BBVA	A3	BBB+	Societe Generale	A2	A
BNP Paribas	A1	A+	Standard Bank Group	Baa3	–
BTG Pactual	Ba2	BB-	Standard Chartered	Aa3	A–

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Derivative financial instruments (Continued)

i) Market curves

          The curves used on the pricing of derivatives instruments were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i) Products

Nickel
Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	8,665	JUN16	8,857	DEC16	8,907
JAN16	8,793	JUL16	8,868	DEC17	9,007
FEB16	8,807	AUG16	8,878	DEC18	9,106
MAR16	8,820	SEP16	8,885	DEC19	9,166
APR16	8,831	OCT16	8,892
MAY16	8,846	NOV16	8,900

Copper
Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.14	JUN16	2.13	DEC16	2.13
JAN16	2.14	JUL16	2.13	DEC17	2.14
FEB16	2.14	AUG16	2.13	DEC18	2.15
MAR16	2.14	SEP16	2.13	DEC19	2.16
APR16	2.13	OCT16	2.13
MAY16	2.13	NOV16	2.13

Bunker Oil
Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	160	JUN16	181	DEC16	209
JAN16	162	JUL16	186	DEC17	249
FEB16	164	AUG16	191	DEC18	301
MAR16	167	SEP16	196	DEC19	374
APR16	171	OCT16	201
MAY16	176	NOV16	205

(ii) Foreign exchange and interest rates

US$—Brazil Interest Rate
Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/16	2.03	12/01/16	4.07	10/01/18	4.27
03/01/16	2.28	01/02/17	4.15	01/02/19	4.28
04/01/16	2.63	02/01/17	4.13	04/01/19	4.19
05/02/16	2.79	03/01/17	4.16	07/01/19	4.18
06/01/16	3.00	04/03/17	4.26	10/01/19	4.23
07/01/16	3.24	07/03/17	4.26	01/02/20	4.31
08/01/16	3.55	10/02/17	4.22	04/01/20	4.26
09/01/16	3.80	01/02/18	4.35	07/01/20	4.25
10/03/16	3.96	04/02/18	4.18	10/01/20	4.17
11/01/16	4.05	07/02/18	4.36	01/04/21	4.43

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Derivative financial instruments (Continued)

US$ Interest Rate
Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.43	6M	0.78	11M	0.86
2M	0.51	7M	0.80	12M	0.86
3M	0.61	8M	0.82	2Y	1.19
4M	0.69	9M	0.84	3Y	1.45
5M	0.75	10M	0.85	4Y	1.64

TJLP
Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/16	7.00	12/01/16	7.00	10/01/18	7.00
03/01/16	7.00	01/02/17	7.00	01/02/19	7.00
04/01/16	7.00	02/01/17	7.00	04/01/19	7.00
05/02/16	7.00	03/01/17	7.00	07/01/19	7.00
06/01/16	7.00	04/03/17	7.00	10/01/19	7.00
07/01/16	7.00	07/03/17	7.00	01/02/20	7.00
08/01/16	7.00	10/02/17	7.00	04/01/20	7.00
09/01/16	7.00	01/02/18	7.00	07/01/20	7.00
10/03/16	7.00	04/02/18	7.00	10/01/20	7.00
11/01/16	7.00	07/02/18	7.00	01/04/21	7.00

BRL Interest Rate
Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/16	14.34	12/01/16	15.82	10/01/18	16.70
03/01/16	14.48	01/02/17	15.88	01/02/19	16.71
04/01/16	14.75	02/01/17	15.98	04/01/19	16.71
05/02/16	15.01	03/01/17	16.05	07/01/19	16.71
06/01/16	15.14	04/03/17	16.14	10/01/19	16.70
07/01/16	15.19	07/03/17	16.33	01/02/20	16.68
08/01/16	15.39	10/02/17	16.48	04/01/20	16.67
09/01/16	15.55	01/02/18	16.53	07/01/20	16.65
10/03/16	15.67	04/02/18	16.63	10/01/20	16.64
11/01/16	15.75	07/02/18	16.69	01/04/21	16.62

Implicit Inflation (IPCA)
Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/16	7.70	12/01/16	9.08	10/01/18	9.06
03/01/16	7.83	01/02/17	9.14	01/02/19	9.01
04/01/16	8.08	02/01/17	9.15	04/01/19	8.96
05/02/16	8.32	03/01/17	9.16	07/01/19	8.92
06/01/16	8.45	04/03/17	9.17	10/01/19	8.87
07/01/16	8.50	07/03/17	9.20	01/02/20	8.83
08/01/16	8.69	10/02/17	9.19	04/01/20	8.78
09/01/16	8.84	01/02/18	9.14	07/01/20	8.75
10/03/16	8.95	04/02/18	9.14	10/01/20	8.71
11/01/16	9.02	07/02/18	9.12	01/04/21	8.68

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Derivative financial instruments (Continued)

EUR Interest Rate
Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	–0.21	6M	–0.08	11M	–0.06
2M	–0.16	7M	–0.07	12M	–0.06
3M	–0.13	8M	–0.07	2Y	0.03
4M	–0.11	9M	–0.06	3Y	0.06
5M	–0.09	10M	–0.06	4Y	0.19

CAD Interest Rate
Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.88	6M	0.96	11M	0.81
2M	0.87	7M	0.92	12M	0.79
3M	0.87	8M	0.88	2Y	0.83
4M	0.92	9M	0.85	3Y	0.95
5M	0.95	10M	0.83	4Y	1.08

Currencies—Ending rates
CAD/US$	0.7212	US$/BRL	3.9048	EUR/US$	1.0934

25.    Stockholders' equity

a) Share capital

          Stockholders' equity is represented by common shares ("ON") and preferred non-redeemable shares ("PNA") without par value. Preferred shares have the same rights as common shares, with the exception of voting rights to elect members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

25.    Stockholders' equity (Continued)

          At December 31, 2015 and 2014, share capital was US$61,614 corresponding to 5,244,316,120 shares issued and fully paid without par value.

	December 31, 2015
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	–	12	12
Foreign investors—ADRs	814,888,084	664,356,644	1,479,244,728
FMP—FGTS	80,275,389	–	80,275,389
PIBB—BNDES	1,391,867	1,546,759	2,938,626
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	250,366,203	659,351,871	909,718,074
Institutional investors	77,393,251	146,982,509	224,375,760
Retail investors in Brazil	38,524,279	408,958,859	447,483,138

Shares outstanding	3,185,653,000	1,967,721,926	5,153,374,926
Shares in treasury	31,535,402	59,405,792	90,941,194

Total issued shares	3,217,188,402	2,027,127,718	5,244,316,120

Amounts per class of shares (in millions)	38,525	23,089	61,614

Total authorized shares	7,200,000,000	3,600,000,000	10,800,000,000

b) Profit reserves

          The amount of profit reserves are distributed as follow:

	Investments reserve	Legal reserve	Tax incentive reserve	Total of profit reserves
Balance on December 31, 2013	25,068	3,451	1,047	29,566

Capitalization of reserves	(13)	–	(1,023)	(1,036)
Cancellation of treasury stock	(3,000)	–	–	(3,000)
Realization of reserves	(3,387)	–	–	(3,387)
Allocation of income	–	18	61	79
Translation adjustment	(1,874)	(408)	45	(2,237)

Balance on December 31, 2014	16,794	3,061	130	19,985

Dividends and interest on capital of Vale's stockholders	(1,500)	–	–	(1,500)
Allocation of loss	(10,859)	(1,176)	(94)	(12,129)
Translation adjustment	(4,435)	(900)	(36)	(5,371)

Balance on December 31, 2015	–	985	–	985

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

25.    Stockholders' equity (Continued)

          Tax incentive reserve—results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives (note 20).

c) Unrealized fair value gain (losses)

	Retirement benefit obligations	Cash flow hedge	Available-for-sale financial instruments	Conversion shares	Total gain (losses)
Balance December 31, 2013	(685)	(46)	(2)	(469)	(1,202)

Other comprehensive income	(192)	(416)	–	–	(608)
Translation adjustment	32	9	–	56	97

Balance December 31, 2014	(845)	(453)	(2)	(413)	(1,713)

Other comprehensive income	70	447	1	–	518
Translation adjustment	72	–	–	131	203

Balance December 31, 2015	(703)	(6)	(1)	(282)	(992)

d) Basic and diluted earnings per share

          Basic and diluted earnings per share are as follows:

	Year ended December 31
	2015	2014	2013
Net income (loss) attributable to the Company's stockholders	(12,129)	657	584
Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	(4,631)	251	223
Income (loss) available to common stockholders	(7,498)	406	361

Total	(12,129)	657	584

Weighted average number of shares outstanding (thousands of shares)—preferred shares	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares)—common shares	3,185,653	3,185,653	3,185,653

Total	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	(2.35)	0.13	0.11
Common share	(2.35)	0.13	0.11

e) Remuneration to the Company's stockholders

          Vale's by-laws determine the minimum remuneration to stockholders of 25% of net income, after adjustments from Brazil's legal requirements. The minimum remuneration includes the rights of stockholders Class "A" of preferred shares which provides priority to receive of 3% of the equity or 6% on the portion of capital formed by these classes of shares, whichever higher.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

25.    Stockholders' equity (Continued)

          The proposal of stockholders' remuneration was calculated in R$. The equivalent amount in US$ are as follows:

2015
Loss	(12,129)
Realization of reserves	1,500
Allocation of loss	12,129

1,500

Remuneration:
Mandatory minimum (includes the rights of the preferred shares)	–
Additional remuneration	1,500

1,500

Remuneration by nature:
Interest on capital	1,000
Dividends	500

1,500

Total remuneration per share	0.291071389

          The amounts paid to stockholders, by nature of remuneration, are as follows:

	Dividends	Interest on capital	Total	Amount per share
Amounts paid in 2013
First installment—April	400	1,850	2,250	0.436607084
Second installment—October	287	1,963	2,250	0.436607084

Total	687	3,813	4,500

Amounts paid in 2014
First installment—April	–	2,100	2,100	0.407499945
Second installment—October	717	1,383	2,100	0.407499945

Total	717	3,483	4,200

Amounts paid in 2015
First installment—April	–	1,000	1,000	0.194047593
Second installment—October	500	–	500	0.097023796

Total	500	1,000	1,500

          In January, 2016 (subsequent event), Vale announced that, in compliance with its dividend policy and due to price volatility in mineral commodities, the Executive Board has approved and will submit to the Board of Directors a proposal for a minimum dividend equal to zero for 2016. As the scenario is clearly defined and there is sufficient cash flow, the Board of Directors may decide on the distribution of remuneration to shareholders.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

26.    Costs and expenses by nature

a) Cost of goods sold and services rendered

	Year ended December 31
	2015	2014	2013
Personnel	2,313	3,051	3,265
Material and service	3,859	5,389	6,128
Fuel oil and gas	1,299	1,639	1,804
Maintenance	2,587	2,434	1,868
Energy	569	602	663
Acquisition of products	829	1,615	1,412
Depreciation and depletion	3,529	3,856	3,724
Freight	3,496	3,592	3,189
Others	2,032	2,886	2,192

Total	20,513	25,064	24,245

Cost of goods sold	19,990	24,100	22,359
Cost of services rendered	523	964	1,886

Total	20,513	25,064	24,245

b) Selling and administrative expenses

	Year ended December 31
	2015	2014	2013
Personnel	267	436	495
Services (consulting, infrastructure and others)	113	196	331
Advertising and publicity	12	40	44
Depreciation and amortization	133	223	192
Travel expenses	12	24	19
Taxes and rents	16	28	26
Others	99	152	195

Total	652	1,099	1,302

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

26.    Costs and expenses by nature (Continued)

c) Other operational expenses (incomes), net

	Year ended December 31
	2015	2014	2013
Provision for litigation	31	174	(88)
Provision for loss with VAT credits (ICMS)	194	117	120
Provision for profit sharing program	22	130	215
Provision for disposal of materials and inventories(i)	194	187	171
Gold stream transaction	(230)	–	(244)
VAT—settlement program	–	–	166
Results on sale or disposal of property, plant and equipment and intangible	78	91	98
Others(ii)	(83)	358	546

Total	206	1,057	984

(i)
Includes depreciation in the amount of US$54 for the year ended December 31, 2015.
(ii)
The Company reviewed its mining plans, extending the life of some of its assets and the scope of work, and the excess of US$331 between the difference of the liability reduction and the related asset retirement obligation in property, plant and equipment was recognized as other expenses.

27.    Financial result

	Year ended December 31
	2015	2014	2013
Financial expenses
Loans and borrowings gross interest	(1,652)	(1,736)	(1,570)
Capitalized loans and borrowing costs	761	588	235
Labor, tax and civil lawsuits	(59)	(91)	(109)
Derivative financial instruments	(3,553)	(1,974)	(1,443)
Indexation and exchange rate variation (a)	(13,986)	(4,929)	(4,586)
Participative stockholders' debentures	965	(315)	(381)
Expenses of REFIS	(547)	(683)	(2,637)
Others	(580)	(699)	(540)

	(18,651)	(9,839)	(11,031)

Financial income
Short-term investments	157	193	101
Derivative financial instruments	1,076	640	410
Indexation and exchange rate variation (b)	6,506	2,729	1,646
Others	111	208	542

	7,850	3,770	2,699

Financial results, net	(10,801)	(6,069)	(8,332)

Summary of indexation and exchange rate variation
Loans and borrowings	(10,462)	(3,251)	(3,335)
Others	2,982	1,051	395

Net (a) + (b)	(7,480)	(2,200)	(2,940)

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

28. Deferred revenue—Gold stream

          In 2013, the Company entered into a gold stream transaction ("original transaction") with Silver Wheaton Corp. ("SLW") to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine ("Salobo transaction") and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines ("Sudbury transaction"). The Company received up-front cash proceeds of US$1,900.

          The original transaction was amended in March, 2015 to include an additional 25% of gold extracted during the life of the mine as a by-product of Salobo copper mine ("amended transaction"). The Company received up-front cash proceeds of US$900. The Company may also receive an additional cash payment contingent on its decision to expand the capacity to process Salobo copper ores until 2036. The additional amount could range from US$88 to US$720 depending on timing and size of the expansion.

          As the gold is delivered to SLW, Vale receives a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered (which payment will be subject to an annual increase of 1% per year commencing on January 1, 2017 for the original and amended transactions and each January 1 thereafter) and (ii) the reference market price on the date of delivery.

          This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

          The result of the sale of the mineral rights of US$230 was recognized in the income statement under other operating expenses, net. The portion related to the provision of future services for gold extraction was recorded as deferred revenue (liability) in the amount of US$532 and will be recognized in the income statement as the service is rendered and the gold extracted. During the year ended December 31, 2015 and 2014, the Company recognized in income statement US$106 and US$64, respectively, related to rendered services of the original and amended transactions.

          The deferred revenue is recognized based on the units of gold extracted compared to the total of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

  •
  Discount rates used to measure the present value of future inflows and outflows;

  •
  Allocation of costs between copper and gold based on relative prices;

  •
  Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company's best estimate.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29. Commitments

a) Base metals operations

i) Nickel Operations—New Caledonia

          In regards to the construction and installation of the nickel plant in New Caledonia, Vale Canada Limited ("Vale Canada") provided guarantees in respect of a special financing arrangement, structured under French tax law, to BNP Paribas (agent for the benefit of certain French institutional tax investors). The guarantees relate to lease finance payments due from Vale Nouvelle-Calédonie S.A.S. ("VNC") to a special purpose company held by the French tax investors in respect of certain assets of the plant. Consistent with VNC's commitments under the financing structure, these assets were substantially complete as at December 31, 2012. Vale Canada has committed that these assets will operate for a five year period following substantial completion. Vale Canada believes the likelihood of the guarantees being called upon is remote.

          In October 2012, Vale Canada entered into an agreement with Sumic Nickel Netherland B.V. ("Sumic"), a shareholder in VNC, to amend the shareholders' agreement to reflect Sumic's agreement to the dilution of their interest in VNC from 21% to 14.5%. Sumic originally held a put option to sell to Vale Canada the shares they own in VNC if the defined cost of the initial project exceeded a certain limit and an agreement could not be reached on how to proceed with the project. In October 2012, the trigger for the put option changed from a cost threshold to a production test and later the put option date was extended to December 31, 2015. VNC did not achieve the production test by December 31, 2015 and Sumic's put option was automatically triggered. Consequently, Sumic will sell its shares in VNC to Vale Canada in 2016. As the put option was automatically triggered in December 2015, Vale recognized in its equity the amount related to 14.5% of VNC and the liabilities for Sumic as related parties (note 30).

ii) Nickel Operations—Indonesia

          In October 2014, Vale subsidiary PT Vale Indonesia Tbk ("PTVI"), a public company in Indonesia, renegotiated its agreement with the Government to operate (known as the Contract of Work ("CoW")). The renegotiation included an undertaking by PTVI to further divest 20% of its shares to Indonesian participants (approximately 20% of PTVI's shares already being registered on the Indonesian stock exchange) within five years. This undertaking will be fulfilled by PTVI's existing major shareholders, being Vale Canada and Sumitomo Metal Mining, Co., Ltd., on a pro rata basis. The renegotiated CoW impacted 2014 income statement, recorded as a loss of US$167 as results on measurement or sales of non-current assets.

iii) Nickel Operations—Canada

          The subsidiaries Vale Canada, Vale Newfoundland & Labrador Limited ("VNLL") and the Province of Newfoundland and Labrador (the "Province") signed a Development Agreement under rights and obligations with respect to the development and operation of the Voisey's Bay mine along with certain other obligations with respect to processing in the Province and the export of nickel and copper concentrate. On December 19, 2014, the Sixth Amendment to the Development Agreement was executed. The Sixth Amendment includes operational and other key commitments in the Development Agreement. As such, under the Development Agreement, as amended, VNLL has a potential obligation secured by letters of credit and other security, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29. Commitments (Continued)

          In the course of the operations the Company has provided other letters of credit and guarantees in the amount of US$1 billion that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b) Participative stockholders' debentures

          At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures' terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploiting mineral resources.

          A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real), whose value will be inflation-indexed the General Market Price Index ("IGP-M"), as set out in the Issue Deed. The Company paid as semiannual remuneration the amount of R$207 (US$65) and R$285 (US$112), respectively, for the year ended December 31, 2015 and 2014.

c) Operating lease obligations

          The future payment commitments for operating lease are as follows:

2016	56
2017	59
2018	62
2019	53
2020 and thereafter	56

Total minimum payments required	286

d) Guarantees provided

          At December 31, 2015, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled US$274 and US$1,172, respectively. Due to the conclusion of the energy generation assets transaction (note 5), the guarantee of Norte Energia S.A. is shared with Cemig GT.

30. Related parties

          Transactions with related parties are made by the Company at arm's-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

          In the normal course of operations, Vale enters into contracts with related parties (subsidiaries, associates, joint ventures and stockholders), related to the sale and purchase of products and services, loans, leasing of assets, sale of raw material and railway transportation services.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

30. Related parties (Continued)

          The balances of these related party transactions and their effects on the financial statements are as follows:

	Assets
	December 31, 2015				December 31, 2014
	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties
Banco Bradesco S.A.	37	66	–	–	60	24	–	–
Banco do Brasil S.A.	395	16	–	–	427	35	–	–
Baovale Mineração S.A.	–	–	–	–	–	–	4	9
Companhia Coreano-Brasileira de Pelotização	–	–	–	6	–	–	–	–
Companhia Hispano-Brasileira de Pelotização	–	–	1	4	–	–	–	–
Companhia Italo-Brasileira de Pelotização	–	–	–	8	–	–	–	–
Companhia Nipo-Brasileira de Pelotização	–	–	–	9	–	–	–	–
Consórcio de Rebocadores da Baía de São Marcos	–	–	15	–	–	–	–	–
Ferrovia Norte Sul S.A.	–	–	3	–	–	–	9	–
Mitsui & Co., Ltd.	–	–	1	–	–	–	9	–
MRS Logística S.A.	–	–	–	17	–	–	3	24
Samarco Mineração S.A.	–	–	–	–	–	–	24	310
Teal Minerals Inc.	–	–	–	–	–	–	–	216
VLI Multimodal S.A.	–	–	9	–	–	–	25	–
VLI Operações Portuárias S.A.	–	–	25	–	–	–	26	–
VLI S.A.	–	–	–	10	–	–	9	–
Others	–	–	24	17	–	–	56	55

Total	432	82	78	71	487	59	165	614

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

30. Related parties (Continued)

	Liabilities
	December 31, 2015				December 31, 2014
	Derivative financial instruments	Suppliers and contractors	Related parties	Loans and borrowings	Derivative financial instruments	Suppliers and contractors	Related parties	Loans and borrowings
Aliança Geração de Energia S.A.	–	11	–	–	–	–	–	–
Baovale Mineração S.A.	–	8	–	–	–	4	–	–
Banco do Brasil S.A.	250	–	–	2,625	134	–	–	2,520
Banco Bradesco S.A.	205	–	–	370	154	–	–	10
Banco Nacional de Desenvolvimento Econômico e Social ("BNDES")	39	–	–	4,066	–	–	–	4,716
BNDES Participações S.A.	–	–	–	371	–	–	–	589
Companhia Coreano-Brasileira de Pelotização	–	4	70	–	–	1	86	–
Companhia Hispano-Brasileira de Pelotização	–	37	7	–	–	32	–	–
Companhia Ítalo-Brasileira de Pelotização	–	3	64	–	–	1	47	–
Companhia Nipo-Brasileira de Pelotização	–	9	112	–	–	2	147	–
Consórcio de Rebocadores da Baía de São Marcos	–	8	–	–	–	–	–	–
Ferrovia Centro-Atlântica S.A.	–	–	68	–	–	–	98	–
Mitsui & Co., Ltd.	–	11	–	–	–	11	–	–
MRS Logística S.A.	–	23	–	–	–	25	–	–
Sumic Nickel Netherland B.V.	–	–	352	–	–	–	–	–
Others	–	22	15	–	–	32	37	–

Total	494	136	688	7,432	288	108	415	7,835

	Year ended December 31
	2015			2014
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Aliança Geração de Energia S.A.	12	–	–	–	–	–
Banco Bradesco S.A.	–	–	(75)	–	–	(24)
Banco do Brasil S.A.	–	–	(374)	–	–	(110)
Banco Nacional de Desenvolvimento Econômico e Social ("BNDES")	–	–	(372)	–	–	(199)
Baovale Mineração S.A.	–	(24)		–	–	–
BNDES Participações S.A.	–	–	(50)	–	–	(41)
California Steel Industries, Inc.	–	–	–	183	(215)	–
Companhia Coreano-Brasileira de Pelotização	–	(80)	–	–	(97)	–
Companhia Hispano-Brasileira de Pelotização	–	(50)	–	–	(47)	–
Companhia Ítalo-Brasileira de Pelotização	–	(66)	–	–	(49)	–
Companhia Nipo-Brasileira de Pelotização	–	(106)	–	–	(155)	–
Ferrovia Centro Atlântica S.A.	47	(39)	(1)	59	(61)	–
Mitsui & Co., Ltd.	187	–	–	111	(35)	–
MRS Logística S.A.	–	(489)	–	–	(593)	–
Samarco Mineração S.A.	127	–	–	210	–	–
Teal Minerals Inc.	–	–	12	–	–	10
VLI Operações Portuárias S.A.	53	–	–	202	–	–
VLI S.A.	198	–	–	148	–	8
Others	55	(44)	(4)	102	(42)	9

Total	679	(898)	(864)	1,015	(1,294)	(347)

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

30. Related parties (Continued)

          The key management personnel remuneration is as follows:

	Year ended December 31
	2015	2014	2013
Short-term benefits
Wages or pro-labor	8	11	11
Direct and indirect benefits	6	7	7
Bonus	8	12	9

	22	30	27
Long-term benefits
Shares based	1	1	1
Termination of position	6	–	1

	29	31	29

31. Summary of the main accounting policies

a) Functional currency and presentation currency

          The financial statements of the Group and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates ("functional currency"), which in the case of the Parent Company is the Brazilian real ("BRL" or "R$"). For presentation purposes, these financial statements are presented in United States dollar ("USD" or "US$") as the Company believes that this is how international investors analyze the financial statements.

          Operations in other currencies are translated into the functional currency using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the year are recognized in the income statement as financial expense or income.

          The income statement and balance sheet of the Group's entities which functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders' equity (except components described in item (iii)) are translated at the closing rate at the balance sheet date; (ii) income and expenses are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in the comprehensive income as cumulative translation adjustment, and transferred to the income statement when the operations are realized.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

          The exchange rates used by the Group for major currencies to translate its operations are as follows:

	Exchange rates used for conversions into R$
	Closing rate			Average rate for the year ended
	2015	2014	2013	2015	2014	2013
US dollar ("US$")	3.9048	2.6562	2.3426	3.3387	2.3547	2.1605
Canadian dollar ("CAD")	2.8171	2.2920	2.2031	2.6020	2.1308	2.0954
Australian dollar ("AUD")	2.8532	2.1765	2.0941	2.4979	2.1205	2.0821
Euro ("EUR" or "€")	4.2504	3.2270	3.2265	3.6999	3.1205	2.8716

b) Consolidation and investments in associates and joint ventures

          The financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect controlled entities ("subsidiaries"). Intercompany balances and transactions, which include unrealized profits, are eliminated. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if the Company does not own a majority of the voting capital.

          For entities over which the Company has joint control ("joint ventures") or significant influence, but not control ("associates"), the investments are accounted for using the equity method. For interests in joint arrangements operations ("joint operations"), the Company recognizes its share of assets, liabilities and net income.

          Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated fully or proportionately to the extent of the Company.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

          The composition of the Group (relevant entities based on its operations for the Group) and its non-consolidated entities are as follows:

	Location	Principal activity	% ownership	% Voting capital	% Noncontrolling interest or other investors
Direct and indirect subsidiaries
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Compañia Minera Miski Mayo S.A.C.	Peru	Fertilizers	40.0%	51.0%	60.0%
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A.	Brazil	Iron ore	62.5%	98.3%	37.5%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
Vale International Holdings GmbH	Austria	Holding and research	100.0%	100.0%	0.0%
Vale Canada Holdings Inc.	Canada	Holding	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale Fertilizantes S.A.	Brazil	Fertilizers	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Manganês S.A.	Brazil	Manganese and ferroalloys	100.0%	100.0%	0.0%
Vale Moçambique S.A.	Mozambique	Coal	95.0%	95.0%	5.0%
Vale Nouvelle Caledonie S.A.S.	New Caledonia	Nickel	80.5%	80.5%	19.5%
Vale Shipping Holding Pte. Ltd.	Singapore	Iron ore	100.0%	100.0%	0.0%
Direct and indirect associates and joint ventures
Aliança Geração de Energia S.A.	Brazil	Energy	55.0%	55.0%	45.0%
Companhia Coreano-Brasileira de Pelotização	Brazil	Pellets	50.0%	50.0%	50.0%
Companhia Hispano-Brasileira de Pelotização	Brazil	Pellets	50.9%	51.0%	49.1%
Companhia Ítalo-Brasileira de Pelotização	Brazil	Pellets	50.9%	51.0%	49.1%
Companhia Nipo-Brasileira de Pelotização	Brazil	Pellets	51.0%	51.1%	49.0%
Companhia Siderúrgica do Pecém	Brazil	Steel	50.0%	50.0%	50.0%
Henan Longyu Energy Resources Co., Ltd.	China	Coal	25.0%	25.0%	75.0%
MRS Logística S.A.	Brazil	Iron ore	40.0%	40.0%	60.0%
Samarco Mineração S.A.	Brazil	Pellets	50.0%	50.0%	50.0%
VLI S.A.	Brazil	Logistics	37.6%	37.6%	62.4%

          The accounting practices of subsidiaries, associates and joint ventures are consistent with the policies adopted by the Parent Company.

c) Noncontrolling interests

          Investments held by investors in Vale's subsidiaries are classified as noncontrolling interests. The Company treats transactions with noncontrolling interests as transactions with equity owners of the Group.

          For purchases of noncontrolling interests, the difference between any amount paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders' equity. Gains or losses on disposals of noncontrolling interest are also recorded in stockholders' equity.

d) Segment information

          The Company discloses in note 3, segment information in accordance with the principles and concepts used by the chief operating decision makers in evaluating performance and allocating resources. The information is analyzed by operating segment as follows:

i. Ferrous minerals

          Ferrous minerals comprises the production and extraction of ferrous minerals, as iron ore, pellets and its logistic services (railroads, ports and terminals), manganese and ferroalloys, and other ferrous products and services.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

ii. Coal

          Coal comprises the extraction of coal and its logistic services (railroads, ports and terminals).

iii. Base metals

          Base metals include the production and extraction of non-ferrous minerals, and are presented as nickel and its by-products (ferro-nickel, copper, precious metals and others) and copper (copper concentrated).

iv. Fertilizers

          Fertilizers include the production of the three major groups of nutrients (potash, phosphate and nitrogen) and other fertilizers products.

v. Others

          The segments of others comprise sales and expenses of other products, services and investments in joint ventures and associate in other businesses.

e) Accounts receivables

          Account receivables are financial instruments classified in the category loan and receivables and represent the total amount due from sale of products and services rendered by the Company. The receivables are initially recognized at fair value and subsequently measured at amortized cost, net of impairment losses, when applicable.

f) Inventories

          Inventories are stated at the lower of cost or the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. An allowance for losses on obsolete or slow-moving inventory is recognized.

g) Assets and liabilities held for sale

          When the Company is committed to sale assets which (i) are available for immediate disposal; (ii) the sale is highly probable; and (iii) the carrying amount of these assets will be recovered through the sale rather than the continuing use, these assets and related liabilities are classified as assets and liabilities held for sale. The assets and related liabilities which are classified as held for sale are described in note 5.

          The non-current assets and related liabilities held for sale are recognized as current assets and are measured at the lower of carrying amount or fair value less costs to sell.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

h) Stripping Costs

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

i) Intangibles

          Intangibles are carried at the acquisition cost, net of amortization and impairment.

          Intangibles with finite useful lives are amortized over their effective use and are tested for impairment whenever there is an indication that the asset may be impaired. Assets with indefinite useful lives are not amortized and are tested for impairment at least annually.

          The Company holds railway concessions which are valid over a certain period of time. Those assets are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

          Intangibles acquired in a business combination are recognized separately from goodwill.

          The estimated useful lives are as follows:

Useful life
Concessions	3 to 12 years
Right of use	22 to 31 years
Software	3 to 5 years

j) Property, plant and equipment

          Property, plant and equipment are evaluated at the cost of acquisition or construction, net of amortization and impairment.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

          Mining assets developed internally are determined by (i) direct and indirect costs attributed to build the mine site and plant, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used into building, (iv) estimated decommissioning and site restoration expenses, and (iv) other capitalized expenditures occurred during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

          The depletion of mining assets is determined based on the ratio between production and total proven and probable mineral reserves. Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use, except for land which is not depreciated.

          The estimated useful lives are as follows:

Useful life
Buildings	15 to 50 years
Facilities	8 to 50 years
Equipment	3 to 33 years
Mining assets	Production
Others:
Locomotives	12.5 to 25 years
Wagon	33 to 44 years
Railway equipment	5 to 50 years
Ships	5 to 20 years
Others	2 to 50 years

          The residual values and useful lives of assets are reviewed at the end of each fiscal year and adjusted if necessary.

          Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

k) Research and evaluation

i. Exploration and evaluation expenditures

          Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mine development costs.

ii. Expenditures on feasibility studies, new technologies and other research

          The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

l) Impairment of assets

          The Company assesses, at each reporting date, whether there is evidence that the carrying amount of financial assets measured through amortized cost and long-live non-financial asset should be impaired.

          For financial assets measured through amortized cost, Vale compares the carrying amount with the expected cash flows of the asset, and when appropriate, the carrying value is adjusted to reflect the present value of future cash flows.

          For long-lived non-financial assets (such as intangible or property plant and equipment), when impairment indication are identified, a test is conducted by comparing the recoverable value of these assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit ("CGU") to which the asset belongs to their carrying amount. If the Company identifies the need for impairment, it is applied to each asset's cash-generating unit. The recoverable amount is the higher of value in use and fair value less costs to sell.

          The Company determines its cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance and approved budgets, sale prices consistent with the projections used in reports published by industry considering the market price when available and appropriate. Cash flows used are based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit, depending on their composition and location.

          Regardless the indication of impairment of its carrying value, goodwill balances arising from business combinations, intangible assets with indefinite useful lives and land are tested for impairment at least once a year.

          Non-current assets (excluding goodwill) which the Company recognized impairment are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

m) Suppliers and contractors

          Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

          The Company has transactions with payment terms up to 360 days. Under these circumstances, some suppliers discounts their receivables with financial institutions to a range of Libor+0.4% p.a. to Libor+1.3% p.a. These operations amount to US$270 and US$282 at December 31, 2015 and 2014, respectively, and are adjusted to present value, which the accrued interest is recognized as interest expense in the income statement.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

n) Loans and borrowings

          Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

          Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. The average capitalization rate is 46%. Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred.

o) Leases

          The Company classifies its contracts as a finance leases or operating leases based on the substance of the contract as to whether it is linked to the transfer of substantially all risks and benefits of the assets ownership to the Company during their useful life.

          For finance leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets and the corresponding obligation recorded in liabilities. For operating leases, payments are recognized on a straight line basis during the term of the contract as a cost or expense in the income statement.

p) Provisions

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

i. Provision for asset retirement obligations

          The provision made by the Company refers to costs related to mine closure and reclamation, with the completion of mining activities and decommissioning of assets related to mine. When the provision is recognized, the corresponding cost is capitalized as part of property plant and equipment and is depreciated on the same basis over the related asset and recorded in the income statement.

          The long-term liability is subsequently measured using a long-term risk free discount rate applicable to the liability and recorded in the income statement as financial expenses until the Company makes payments related to mine closure and decommissioning of assets mining.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

ii. Provision for litigation

          The provision refers to litigation and fines incurred by the Company. A provision is recognized when the obligation is considered probable and can be measured. The accounting counterpart for the obligation is an expense in income statement. This obligation is updated according to the evolution of the judicial process or interest incurred and can be reversed if the estimate of loss is not considered probable or settled when the obligation is paid.

q) Employee benefits

i. Current benefits—wages, vacations and related taxes

          Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accruals basis.

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

iii. Non-current benefits—long-term incentive programs

          The Company has established a procedure for awarding certain eligible executives (Matching and Virtual Shares Programs) with the goal of encouraging employee retention and optimum performance. Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the vesting period as defined.

iv. Non-current benefits—pension costs and other post-retirement benefits

          The Company has several retirement plans for its employees.

          For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in to these plans.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

          For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company's obligation. The liability recognized in the balance sheet represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

          For overfunded plans, the Company does not recognize any assets or benefits in the balance sheet or income statement until such time as the use of the surplus is clearly defined. For underfunded plans, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

r) Derivative financial instruments and hedge operations

          Derivatives transactions in which are not qualified as hedge accounting are classified and presented as economic hedge, as the Company uses derivative instruments to manage its financial risks as a way of hedging against these risks. Derivative financial instruments are recognized as assets or liabilities in the balance sheet and are measured at their fair values. Changes in the fair values of derivatives are recorded in income statement or in stockholders' equity when the transaction is eligible to be characterized as effective hedge accounting.

          On the beginning of the hedge accounting operations, the Company documents the relationship between hedging instruments and hedged items with the objective of risk management and strategy for carrying out hedging operations. The Company also documents, both initially and on a continuously basis, that its assessment of whether the derivatives used in hedging transactions are highly effective.

          The effective components of changes in the fair values of derivative financial instruments designated as cash flow hedges are recorded as unrealized fair value gain or losses and recognized in stockholders' equity; and their non-effective components recorded in income statement. The amounts recorded in the statement of comprehensive income, will only be transferred to income statement (costs, operating expenses or financial expenses) when the hedged item is actually realized.

s) Financial instruments classification

          The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

i. Financial assets

          Measured at fair value through net income—Financial assets held for trading acquired for the purpose of selling in the short-term. These instruments are measured at fair value, except for derivative financial instruments not classified as hedge accounting, considering the inclusion of the credit risk of counterparties on the calculation of the instruments.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

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

          Available for sale—Non-derivative financial assets not classified in another category of financial instrument. Financial instruments in this category are measured at fair value, with changes in fair value until the moment of realization then recorded in the stockholders' equity. On realization of the financial asset, its fair value is reclassified to income statement.

ii. Financial liabilities

          Measured at fair value through net income—Financial liabilities with the purpose of trading (repurchase) or which are initially measured at fair value by the Company, being irreversibly this method of classification.

          Measured at amortized cost—Non-derivative financial liabilities with fixed and determinable payments and fixed maturities, which were not classified as measured at fair value through the income statement.

t) Share capital

          The Company repurchases its shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders' equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of type of shares.

          Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders' equity as a deduction from the amount raised, net of taxes.

u) Government grants and support

          Government grants and support are accounted for when Company has reasonably complied with conditions set by the government in relation to the grants. The Company recognizes the grants in the income statement as a reduction in tax expense according to the nature of the item, and classified through retained earnings in stockholders' equity during allocation of net income.

v) Revenue recognition

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

          Depending on the contract, sales can be recognized when the product is available at the loading port, loaded on the ship or delivered to the destination. Service revenues are recognized in the amount by which the services are rendered and accepted by the customer.

          In some cases, the sale price is determined on a provisional basis at the date of sale and the final selling price is subject to escalation clauses through date of final pricing. Revenue from the sale of provisionally priced products is recognized when the risks and rewards of ownership are transferred to the customer and the revenue can be measured reliably. At this date, the amount of revenue to be recognized is estimated based on the forward price of the product sold and later adjusted to reflect the final price.

          Amounts billed to customers for shipping related to products sold by the Company are recognized as revenue when the Company is responsible for shipping. Shipping costs are recognized as operating costs.

w) Current and deferred income taxes

          Income taxes are recognized in the income statement, except for items recognized directly in stockholders' equity.

          The provision for income tax is calculated individually for each entity in the Group based on Brazilian tax rates, on an accrual basis, by applying the differential between the nominal local tax rates (based on rules in force in the location of the entity) and the Brazilian rate. The recognition of deferred taxes are based on temporary differences between carrying value and the tax basis of assets and liabilities as well as taxes losses carry forwards. The deferred income taxes assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against fiscal current liabilities and when the deferred income taxes assets and liabilities are related to income taxes recorded by the same taxation authority on the same taxable entity.

          Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

x) Basic and diluted earnings per share

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31. Summary of the main accounting policies (Continued)

y) Stockholder's remuneration

          The stockholder's remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum compulsory remuneration approved by the bylaws shall only be recognized in current liabilities on the date that is approved by stockholders.

          The Company is permitted to distribute interest attributable to stockholders' equity. The calculation is based on the stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate ("TJLP") determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

          The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders' equity is considered as part of the annual minimum mandatory dividend (note 25 (e)). This notional interest distribution is treated for accounting purposes as a deduction from stockholders' equity in a manner similar to a dividend and the tax credit recorded in income.

32. Critical accounting estimates and judgments

          The preparation of financial statements requires the use of certain critical accounting estimates and judgments by the management of the Company. These estimates are based on the best knowledge and information existing at the balance sheet date. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from the estimates.

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

32. Critical accounting estimates and judgments (Continued)

          The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mines, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation and environmental recovery of mines. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges included in cost of goods sold and calculation of impairment test. Changes in the estimated useful life of the mine have a significant impact on the estimates of environmental provision and impairment analysis.

b) Asset retirement obligation

          The Company recognizes an obligation under the fair value for asset retirement obligations in the period in which they occur. The Company considers the accounting estimates related to closure costs of a mine as a critical accounting policy because they involve significant values for the provision and are estimated using several assumptions, such as interest rate, useful life of the asset considering the current state of closure and the projected date of depletion of each mine. The estimates are reviewed annually.

c) Impairment

          The Company tests impairment of tangible (whether there is evidence of impairment) and intangible (annually) assets segregated by cash-generating units using discounted cash flow models that depends on several estimates, which are influenced by market conditions prevailing at the time the impairment test is performed.

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

          At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

32. Critical accounting estimates and judgments (Continued)

f) Fair values of derivatives and other financial instruments

          The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year.

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

33. Risk management

          Vale considers that an effective risk management is a key objective to support its growth plan, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to. To do that, Vale evaluates not only the impact in the results of the business caused by variables traded in financial markets (market risk) and those arising from liquidity risk, but also the risk from counterparties obligations (credit risk), those relating to inadequate or failed internal processes, people, systems or external events (operational risk), among others.

a) Risk management policy

          The Board of Directors established a risk management policy in order to support the Company's growth plan, strategic planning and Company's business continuity, besides to improve its capital structure and management of the Group, ensure adequate degree of flexibility in financial management while maintaining the level of robustness required for investment grade and to strengthen its corporate governance practices.

          The corporate risk management policy determines that Vale should measure and monitor regularly its corporate risk on a consolidated approach in order to guarantee that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

33. Risk management (Continued)

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

          The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities in the Company risk management function.

          The Company may, when necessary, allocate specific risk limits to management activities, including but not limited to, market risk limit, corporate and sovereign credit limit, in accordance with the acceptable corporate risk limit.

b) Liquidity risk management

          The liquidity risk arises from the possibility that Vale might not perform on its obligations at the due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

          To mitigate such risk, Vale has a revolving credit facility to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. The revolving credit facilities available today were acquired from a syndicate of several global commercial banks.

c) Credit risk management

          Vale's exposure to credit risk arises from trade receivables, derivative transactions, guarantees, payment to suppliers and cash investments. Vale's credit risk management process provides a framework for assessing and managing counterparties' credit risk and for maintaining Vale's risk at an acceptable level.

(i) Commercial credit risk management

          For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or request the approval of credit risk limits for each counterparty.

          Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparties' strategic position and history of commercial relations.

          As at 31 December 2015, 56% of accounts receivable due to Vale commercial sales had insignificant or low risk, 35% had moderate risk and 9% high risk.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

33. Risk management (Continued)

          Based on the counterparty's credit risk or based on Vale's consolidated credit risk profile, risk mitigation strategies may be used to manage the Company`s credit risk. The main credit risk mitigation strategies include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

          Vale has a diversified accounts receivable portfolio from a geographical standpoint, with China, Europe, Brazil and Japan the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

          Vale controls its account receivables portfolio through Credit and Cash Collection committees, in which representatives from risk management, cash collection and commercial departments monitor periodically each counterparty`s exposure. Finally, Vale has an automatic control that blocks additional sales to customers in default with Vale.

(ii) Treasury credit risk management

          To manage the credit exposure arising from cash investments and derivative instruments, Vale's Board of Executive Officers approves, on an annual basis, credit limits by counterparty. Furthermore, Vale controls the portfolio diversification, the overall credit risk of the treasury portfolio and the each counterparty risk by monitoring market credit risk information.

d) Market risk management

          Vale is exposed to the behavior of several market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process and the growth strategy of the Company, ensure its financial flexibility and monitor the volatility of future cash flows.

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

e) Foreign exchange and interest rate risk

          Vale's cash flow is subjected to volatility of several currencies, once its product prices are predominantly indexed to US dollar, while most of the costs, disbursements and investments are indexed to other currencies, mainly Brazilian real and Canadian dollar.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

33. Risk management (Continued)

          In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments may be used as a risk mitigation strategy.

          Vale implemented hedge transactions to protect its cash flow against the market risks that arises from its debt obligations—mainly currency volatility. The hedges cover most of the debts in Brazilian reais and Euros. Vale uses swap transactions to convert debt linked to Brazilian real and Euros into US dollar that have similar—or sometimes shorter—settlement dates than the final maturity of the debt instruments. Their notional amounts are similar to the principal and interest payments, subject to liquidity market conditions.

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

          Vale has also exposure to interest rates risks over loans and borrowings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR (London Interbank Offer Rate in US dollar). Vale has part of its debt in Brazilian reais floating rates, but use swap transactions to convert most of it to US Dollar fixed rates. After considering the interest rate swaps, the great majority of its debt is fixed rate.

f) Risk of product and input prices

          Vale is also exposed to market risks including commodities price and input price volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale's cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

g) Operational risk management

          The operational risk management is the structured approach that Vale uses to manage uncertainty related to possible inadequate or failure in internal processes, people, systems and external events, in accordance with the principles and guidelines of ISO 31000.

          The main operational risks are periodically monitored, ensuring the effectiveness of preventive and mitigating key controls in place and the execution of the risk treatment strategy (implementation of new or improved controls, changes in the risk environment, risk sharing by contracting insurance, provisioning of resources, etc.).

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

33. Risk management (Continued)

          Therefore, the Company seeks to have a clear view of its major risks, the best cost-benefit mitigation plans and the effectiveness of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

h) Capital management

          Vale's policy aims at establishing a capital structure that will ensure the continuity of your business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

i) Insurance

          Vale issues several types of insurance policies, such as operational risk policy, engineering risks insurance (projects), civil responsibility, life insurance policy for their employees, among others. The coverage of these policies is similar to the ones used in general by the mining industry and is issued in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market. In general, the company's assets directly related with its operations are included in the coverage of insurance policies.

          Insurance management is performed with the support of existing insurance committees in the various operational areas of the Company. Among the management instruments, Vale uses captive reinsurance to balance the price on reinsurance contracts with market, as well as enable access to key international markets of insurance and reinsurance.