Form 20-F
period 2016-12-31
Vale S.A.
filed 2017-04-11
CIK 917851

Use these links to rapidly review the document

Contents

As filed with the Securities and Exchange Commission on April 10, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016
Commission file number: 001-15030

VALE S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Luciano Siani Pires, Chief Financial Officer
phone: +55 21 3814 8888
fax: +55 21 3814 8820

Avenida das Américas, 700 – Bloco 8 – Loja 318
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Preferred class A shares of Vale, no par value per share	New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing one preferred class A share of Vale	New York Stock Exchange
Common shares of Vale, no par value per share	New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing one common share of Vale	New York Stock Exchange
5.625% Guaranteed Notes due 2019, issued by Vale Overseas	New York Stock Exchange
4.625% Guaranteed Notes due 2020, issued by Vale Overseas	New York Stock Exchange
5.875% Guaranteed Notes due 2021, issued by Vale Overseas	New York Stock Exchange
4.375% Guaranteed Notes due 2022, issued by Vale Overseas	New York Stock Exchange
6.250% Guaranteed Notes due 2026, issued by Vale Overseas	New York Stock Exchange
8.250% Guaranteed Notes due 2034, issued by Vale Overseas	New York Stock Exchange
6.875% Guaranteed Notes due 2036, issued by Vale Overseas	New York Stock Exchange
6.875% Guaranteed Notes due 2039, issued by Vale Overseas	New York Stock Exchange
5.625% Notes due 2042, issued by Vale S.A.	New York Stock Exchange

*
Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
 The number of outstanding shares of each class of stock of Vale as of December 31, 2016 was:
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
Yes ☐ No ☒

i

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Page

1	Identity of directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information
	3A Selected financial data	Selected financial data	15
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	1

4	Information on the Company
	4A History and development of the company	Business overview, Capital expenditures	17, 71
	4B Business overview	Business overview, Lines of business, Reserves, Regulatory matters	17, 27, 62, 73
	4C Organizational structure	Exhibit 8	–
	4D Property, plant and equipment	Lines of business, Capital expenditures, Regulatory matters	27, 71, 73

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects
	5A Operating results	Results of operations	87
	5B Liquidity and capital resources	Liquidity and capital resources	100
	5C Research and development, patents and licenses, etc.	Capital expenditures	71
	5D Trend information	Results of operations	87
	5E Off-balance sheet arrangements	Off-balance sheet arrangements	103
		Critical accounting policies and estimates	103
	5F Tabular disclosure of contractual obligations	Contractual obligations	103
	5G Safe harbor	Forward-looking statements	iv

6	Directors, senior management and employees		–
	6A Directors and senior management	Management	122
	6B Compensation	Management compensation	133
	6C Board practices	Management—Board of directors	122
	6D Employees	Employees	135
	6E Share ownership	Major shareholders,
		Major shareholders, Employees—Performance-based compensation	109, 136

7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	109
	7B Related party transactions	Related party transactions	116
	7C Interests of experts and counsel	Not applicable	–

8	Financial information
	8A Consolidated statements and other financial information	Financial statements	F-1
		Distributions	118
		Legal proceedings	136
	8B Significant changes	Not applicable	–

9	The offer and listing
	9A Offer and listing details	Share price history	120
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	119
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

Item	Form 20-F caption	Location in this report	Page

10	Additional information
	10A Share capital	Memorandum and articles of association—Common shares and preferred shares	144
	10B Memorandum and articles of association	Memorandum and articles of association	144
	10C Material contracts	Lines of business, Results of operations, Related party transactions	27, 87, 116
	10D Exchange controls	Exchange controls and other limitations affecting security holders	152
	10E Taxation	Taxation	154
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Reserves	62
	10H Documents on display	Information filed with securities regulators	166
	10I Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Risk management	107

12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Depositary shares	120

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and procedures	Evaluation of disclosure controls and procedures	161
		Management's report on internal control over financial reporting	161

16A	Audit Committee financial expert	Management—Fiscal Council	130

16B	Code of ethics	Code of ethics and conduct	164

16C	Principal accountant fees and services	Principal accountant fees and services	165

16D	Exemptions from the listing standards for audit committees	Management—Fiscal Council; Corporate governance	130, 162

16E	Purchase of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	121

16F	Change in registrant's certifying accountant	Not applicable	–

16G	Corporate governance	Corporate governance	162

16H	Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Financial statements	F-1

19	Exhibits	Exhibits	167

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

          Vale S.A. is a stock corporation, or sociedade por ações, that was organized on January 11, 1943 under the laws of the Federative Republic of Brazil for an unlimited period of time. Its head office is located at Avenida das Américas, 700 - bloco 8 - loja 318 - Barra da Tijuca, Rio de Janeiro, RJ, Brazil, and its telephone number is 55-21-3485-5000.

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

          References to "real," "reais" or "R$" are to the official currency of Brazil, the real (singular) or reais (plural). References to "U.S. dollars" or "US$" are to United States dollars. References to "A$" are to Australian dollars. References to "€" are to Euros.

RISK FACTORS

External risks

  Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

          As a mining company, we are a supplier of industrial raw materials. Industrial production tends to be the most cyclical and volatile component of global economic activity, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand and maintain production capacity, build infrastructure, preserve the environment and minimize social impacts. Sensitivity to industrial production, together with the need for significant long-term capital investments, are important sources of risk for our financial performance and growth prospects.

  Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.

          China has been the main driver of global demand for minerals and metals over the last few years. In 2016, Chinese demand represented 72% of global demand for seaborne iron ore, 52% of global demand for nickel and 48% of global demand for copper. The percentage of our net operating revenues attributable to sales to customers in China was 46.4% in 2016. Therefore, any contraction of China's economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, the largest consumer of carbon steel in China, would also negatively impact our results.

  Our business may be adversely affected by declines in demand for and prices of the products our customers produce.

          Demand for our iron ore, coal and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 71.5% of our 2016 net operating revenues, are used to produce carbon steel. Nickel, which accounted for 11.1% of our 2016 net operating revenues, is used mainly to produce stainless and alloy steels. Demand for steel depends heavily on global economic conditions, but it also depends on a variety of regional and sectorial factors. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products. In addition, vertical backward integration of the steel and stainless steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a sustained decline in the construction industry could have a negative impact on our copper business.

  The prices we charge, including prices for iron ore, nickel, copper and coal, are subject to volatility.

          Global prices for metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels, technological developments, regulatory and international trade matters, investments by commodity funds and others and actions of participants in the commodity markets. Sustained low market prices for the products we sell may result in the suspension of certain of our projects and operations, decrease in our mineral reserves, impairment of assets, and may adversely affect our cash flows, financial position and results of operations.

          We are mostly affected by movements in iron ore prices. For example, a price reduction of US$1 per dry metric ton unit ("dmt") in the average iron ore price would have reduced our operating income for the year ended December 31, 2016 by approximately US$325 million. Average iron ore prices significantly changed in the last four years, from US$135 per dmt in 2013 to US$97 per dmt in 2014, US$55.5 per dmt in 2015 and US$58.5 per dmt in 2016, according to the average Platts IODEX (62% Fe CFR China). On February 28, 2017 the year to date average Platts IODEX iron ore price was US$84.8 per dmt. In addition to reduced demand for iron ore, an excess in supply has adversely affected our prices since 2014 and supply may grow with the expected conclusion of certain iron ore projects in coming years.

          World nickel prices were adversely affected by lower demand in the first half of 2016, but benefited from increased demand, especially from the Chinese stainless steel sector, in the second half of 2016. Nickel refining in China, primarily using imported nickel ores and related raw materials, increased significantly between 2006 and 2015, with Chinese nickel pig iron production representing 19% of global nickel output. Since 2014, Chinese nickel pig iron production has been adversely affected by export restrictions in feed-producing countries, but the revocation or relaxation of export restrictions in feed producing countries, such as Indonesia, may benefit the production of nickel pig iron in China, which may in turn adversely affect global nickel prices. In January 2017, the Indonesian government issued a ministerial decree allowing for the controlled recommencement of nickel ore exports from Indonesia. For additional information about the average realized prices for the products we sell, see Operating and financial review and prospects—Overview—Major factors affecting prices.

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

  Changes in exchange rates for the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

          A substantial portion of our revenues and our debt is denominated in U.S. dollars, and given that our functional currency is the Brazilian real, changes in exchange rates may result in (i) losses or gains on our net U.S. dollar-denominated indebtedness and accounts receivable and (ii) fair value losses or gains on currency derivatives we use to stabilize our cash flow in U.S. dollars. In 2016, we had foreign exchange gains of US$3.3 billion, while in 2015 and 2014 we had foreign exchange losses of US$7.0 billion and US$2.1 billion, respectively. In addition, changing values of the Brazilian real, the Canadian dollar, the Australian dollar, the Indonesian rupiah and other currencies against the U.S. dollar affects our results since most of our costs of goods sold is denominated in currencies other than the U.S. dollar, principally the real (55% in 2016) and the Canadian dollar (12% in 2016), while our revenues are mostly U.S. dollar-denominated. We expect currency fluctuations to continue to affect our financial income, expense and cash flow generation.

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

Financial risks

  Lower cash flows, resulting from decreased prices of our products, have adversely affected our credit ratings and the cost and availability of financing.

          Lower prices of our products may adversely affect our future cash flows, credit ratings and our ability to secure financing at attractive rates. It may also negatively affect our ability to fund our capital investments, pay dividends and comply with the financial covenants in some of our long-term debt instruments.

          Also, certain Canadian provinces where we operate require us to provide financial assurances, such as letters of credit, surety bonds or cash collateral, to cover certain closure and remediation costs after we conclude our operations. We may be required to increase the amount of these financial assurances if our credit ratings are downgraded below certain levels. If we are unable to provide these financial assurances, we would need to have discussions with the relevant jurisdictions about other options and ultimately it could affect our ability to operate in these jurisdictions.

  We may not be able to implement our strategy with respect to divestments and strategic partnerships.

          In the past few years, we have entered into agreements to dispose of assets and to make strategic partnerships, in order to optimize our business portfolio and implement our financing strategy and capital expenditure plans. We may continue to seek opportunities for divestments and strategic partnerships in the future. We are exposed to a number of risks in connection with these transactions, including imposition of regulatory conditions, inability to satisfy conditions for completion or for receipt of additional payments, and negative market reactions. If we are unable to complete our dispositions or strategic partnerships, particularly the sale of our fertilizer business or our partnership in our coal assets in Mozambique, we may have to revise our business and financing strategy and incur additional costs, which could in turn adversely affect our results of operations, financial conditions or reputation.

Risks relating to legal proceedings and Samarco dam failure

  We are involved in legal proceedings that could have a material adverse effect on our business in the event of unfavorable outcomes.

          We are involved in legal proceedings in which adverse parties have claimed substantial amounts, including several legal proceedings and investigations relating to the failure of Samarco's Fundão tailings dam. Although we are vigorously contesting them, the outcomes of these proceedings are uncertain and may result in obligations that could materially adversely affect our business and the value of the securities issued by Vale and its subsidiaries. For additional information, see Additional information—Legal proceedings.

  Our obligations and potential liabilities arising from the failure of a tailings dam owned by Samarco Mineração S.A. ("Samarco") in Minas Gerais could negatively impact our business, our financial conditions and our reputation.

          In November 2015, the Fundão tailings dam owned by Samarco failed, causing environmental damage in the surrounding area. The failure of Samarco's tailings dam has adversely affected and will continue to affect our business, but the full impact is still uncertain and cannot be estimated. Below is a discussion of the main effects of the dam failure on our business.

  •
  Legal proceedings. We are involved in multiple legal proceedings and investigations relating to the failure of the Fundão tailings dam, and other proceedings and investigations may arise in the future. These proceedings include purported securities class actions in the United States against us and some of our officers, a criminal proceeding in Brazil, public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. Adverse results in these proceedings may adversely impact our liquidity and our financial condition. See Additional information—Legal proceedings.

  •
  Reparation obligations and other undertakings. In March 2016, Samarco and its shareholders, Vale and BHP Billiton Brasil Ltda. ("BHPB"), a Brazilian subsidiary of BHP Billiton plc, entered into a framework agreement (the "Framework Agreement") with certain governmental authorities, pursuant to which Samarco, Vale and BHPB agreed to create a foundation to develop and implement long-term remediation and compensation programs. Also, in January 2017, Samarco, Vale and BHPB entered into preliminary agreements with the federal prosecution office (the "MPF") providing for, among other things, the appointment of experts selected by the MPF to review and monitor the remediation programs provided under the Framework Agreement, the provision of collateral to secure certain remediation obligations, and a timetable for negotiation of a final agreement. See Business overview—Failure of Samarco's tailings dam in Minas Gerais. As Samarco is currently unable to resume its activities, we and BHPB have been funding the foundation and also providing funds directly to Samarco, to preserve its operations and to support certain remediation measures undertaken by Samarco. If Samarco is unable to resume operations or to generate sufficient cash flows to fund the remediation measures required under these agreements, we will be required to continue funding these remediation measures, which in turn may adversely affect our financial conditions and results of operations.

  •
  Risk of additional environmental damages. Samarco continues to reinforce and improve its dams to contain the remaining tailings. Failure to contain the remaining tailings could cause additional environmental damages, additional impacts on our operations, and additional claims, fines and proceedings against Samarco and against us. Failure to contain the remaining tailings could also impact the feasibility and timing for the restart of Samarco's operations.

  •
  Other impacts. We may encounter delays in the receipt of environmental operating license for other tailings dams, and Brazilian authorities may impose more stringent conditions in connection with the licensing process of our projects and operations. Also, as one of Samarco's shareholders, our reputation has been adversely affected by the failure of Samarco's tailings dam.

Political, economic, social and regulatory risks

  Political, economic and social conditions in the countries in which we have operations or projects could adversely impact our business.

          Our financial performance may be negatively affected by regulatory, political, economic and social conditions in countries in which we have significant operations or projects. In many of these jurisdictions, we are exposed to various risks such as political instability, bribery, extortion, corruption, robbery, sabotage, kidnapping, civil strife, acts of war, guerilla activities, piracy in international shipping routes and terrorism. These issues may adversely affect the economic and other conditions under which we operate in ways that could have a materially negative effect on our business. As an example, sections of our Carajás railroad (EFC) in the Brazilian state of Pará and other railways worldwide are subject to interruptions that can harm our operations and adversely affect our business.

  Political and economic instability in Brazil could adversely impact our business and the market price of our securities.

          The Brazilian federal government's economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of securities of Brazilian companies. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian federal government's response to these factors:

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

          Historically, the country's political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. In August 2016, the Brazilian Congress approved the impeachment of the Brazilian president. Also, ongoing corruption investigations have led to charges against public officials, members of several political parties and directors and officers of many Brazilian companies. Political instability may aggravate economic uncertainties in Brazil and increase volatility of securities of Brazilian issuers.

          In 2015 and 2016, Brazil faced an economic recession, adverse fiscal developments and political instability, which may continue in 2017. Brazilian GDP declined by 3.6% in 2016 and by 3.85% in 2015, while unemployment increased to 11.5% in 2016 from 6.9% in 2015. Inflation, as reported by the consumer price index (IPCA), was 6.29% in 2016, 10.67% in 2015 and 6.41% in 2014. The Brazilian Central Bank's base interest rate (SELIC) was 13.75% on December 31, 2016, 14.25% on December 31, 2015 and 11.75% on December 31, 2014. Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.

  Disagreements with local communities in which we operate could adversely impact our business and reputation.

          Disputes with communities where we operate may arise from time to time. In some instances, our operations and mineral reserves are located on or near lands owned or used by indigenous people or other groups of stakeholders. Some of our mining and other operations are located in territories where title may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with landowners, organized social movements, local communities and the government. We may be required to consult and negotiate with these groups as part of the process to obtain licenses required to operate, to mitigate impact on our operations or to obtain access to their lands.

          Disagreements or disputes with local groups, including indigenous groups, organized social movements and local communities, could cause delays or interruptions to our operations, adversely affect our reputation or otherwise hamper our ability to develop our reserves and conduct our operations. Protesters have taken actions to disrupt our operations and projects, and they may continue to do so in the future, which may harm our operations and could adversely affect our business.

  We could be adversely affected by changes in government policies or by trends such as resource nationalism, including the imposition of new taxes or royalties on mining activities.

          Mining is subject to government regulation, including taxes and royalties, which can have a significant financial impact on our operations. In the countries where we are present, we are subject to potential renegotiation, nullification or forced modification of existing contracts and licenses, expropriation or nationalization of property, foreign exchange controls, changes in local laws and regulations and policies. We are also subject to new taxes or raising of existing taxes and royalty rates, reduction of tax exemptions and benefits, renegotiation of tax stabilization agreements or changes on the basis on which taxes are calculated in a manner that is unfavorable to us. Governments that have committed to provide a stable taxation or regulatory environment may alter those commitments or shorten their duration. We also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory.

          We are also required to meet domestic beneficiation requirements in certain countries, such as local processing rules, export taxes or restrictions or charges on unprocessed ores. The imposition of or increase in such requirements, taxes or charges can significantly increase the risk profile and costs of operations in those jurisdictions. We and the mining industry are subject to rising trends of resource nationalism in certain countries in which we operate that can result in constraints on our operations, increased taxation or even expropriations and nationalizations.

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

          Some of our mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period of time. Apart from mining concessions, we may need to obtain various authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance, operation and closure of our mines and related logistics infrastructure, which may be subject to fixed expiration dates or periodic review or renewal. There is no assurance that renewals will be granted as and when sought, and there is no assurance that new conditions will not be imposed in connection with renewal. Fees for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. If so, the costs of holding or renewing our mining concessions may render our business objectives not viable. Accordingly, we need to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the concession are justified by the results of operations to date, and we might elect to let some of our concessions lapse. There can be no assurance that concessions will be obtained on terms favorable to us, or at all, for our future intended mining or exploration targets.

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

Operational risks

  Our projects are subject to risks that may result in increased costs or delay in their implementation

          We are investing to maintain and further increase our production capacity and logistics capabilities. We regularly review the economic viability of our projects. As a result of this review, we may decide to postpone, suspend or interrupt the implementation of certain projects. Our projects are also subject to a number of risks that may adversely affect our growth prospects and profitability, including the following:

  •
  We may not be able to obtain financing at attractive rates.

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

  •
  We may fail to obtain or renew the required permits and licenses to build a project, or we may experience delays or higher than expected costs in obtaining or renewing them.

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

  •
  Accidents or incidents involving our mines, industrial facilities and related infrastructure, such as dams, plants, railway and railway bridges, ports and ships.

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

  •
  Failure to obtain the renewal of required permits and licenses, or delays or higher than expected costs in obtaining them.

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

          We currently operate important parts of our iron ore, pelletizing, nickel, coal, copper, fertilizers, bauxite and steel businesses through joint ventures. Important parts of our electricity investments and projects are operated through consortia or joint ventures. Our forecasts and plans for these joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide skilled and competent managerial personnel. If any of our partners fails to observe its commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans.

          Some of our investments are controlled by partners or have separate and independent management. These investments may not fully comply with our standards, controls and procedures, including our health, safety, environment and community standards. Failure by any of our partners or joint ventures to adopt adequate standards, controls and procedures could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect our results and reputation.

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

          Costs of fuel oil, gas and electricity are a significant component of our cost of production, representing 10.9% of our total cost of goods sold in 2016. To fulfill our energy needs, we depend on the following sources: oil byproducts, which represented 36% of total energy needs in 2016, electricity (32%), natural gas (15%), coal (15%) and other energy sources (2%).

          Electricity costs represented 3.9% of our total cost of goods sold in 2016. If we are unable to secure reliable access to electricity at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations. We face the risk of energy shortages in the countries where we have operations and projects, especially Brazil, due to lack of infrastructure or weather conditions, such as floods or droughts. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for our operations.

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

Health, safety and environmental risks

  Our business is subject to environmental, health and safety incidents.

          Our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment and the use of natural resources, and the mining industry is generally subject to significant risks and hazards, including fire, explosion, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of other operational structures and incidents involving mobile equipment, vehicles or machinery. This could occur by accident or by breach of operating and maintenance standards, and could result in a significant environmental and social impacts, damage to or destruction of mineral properties or production facilities, personal injury, illness or death of employees, contractors or community members close to operations, environmental damage, delays in production, monetary losses and possible legal liability. Additionally, in remote localities, our employees may be exposed to tropical and contagious diseases that may affect their health and safety. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business, stakeholders or reputation.

  Our business may be adversely affected by environmental and health and safety regulation, including regulations pertaining to climate change.

          Nearly all aspects of our activities, products, services and projects around the world are subject to environmental regulations and health and safety regulations, which may expose us to increased liability or increased costs. These regulations require us to have environmental licenses, permits and authorizations for our operations and projects, and to conduct environmental and social impact assessments in order to get approval for our projects and permission for initiating construction. Significant changes to existing operations are also subject to these requirements. Difficulties in obtaining or renewing permits may lead to construction delays, cost increases, and may adversely impact our production volumes. Environmental and health and safety regulations also impose standards and controls on activities relating to mineral research, mining, pelletizing activities, railway and marine services, ports, decommissioning, refining, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities. Litigation relating to these or other matters may adversely affect our financial condition or cause harm to our reputation.

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

          National policies and international regulations regarding climate change may affect a number of our businesses in various countries. The ratification of the Paris Agreement in 2016 increased international pressure for the establishment of a global carbon price, and on companies to adopt carbon pricing strategies. The pricing of greenhouse gas emissions may impact our operational costs, mainly through higher price for fossil fuels as mining is an energy intensive industry. Consumption of coal, one of the products we sell, in particular, is facing pressure from international institutions due to its carbon intensity.

          Regulatory initiatives at the national and international levels that affect our shipping practices could increase our costs or require us to make new capital expenditures.

  Natural disasters may cause severe damage to our operations and projects in the countries where we operate and may have a negative impact on our sales to countries affected by such disasters.

          Natural disasters, such as wind storms, droughts, floods, earthquakes and tsunamis may adversely affect our operations and projects in the countries where we operate, and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. The physical impact of climate change on our business remains uncertain, but we are likely to experience changes in rainfall patterns, increased temperatures, water shortages, rising sea levels, increased storm frequency and intensity as a result of climate change, which may adversely affect our operations. On some occasions in recent years, we have determined that force majeure events have occurred due to effect of severe weather on our mining and logistics activities.

Risks relating to our mining reserves

  Our reserve estimates may materially differ from mineral quantities that we are actually able to recover; our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

          Our reported reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and assumed future conditions. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Reserve estimates and estimates of mine life may require revisions based on actual production experience, projects, updated exploration drilling data and other factors. For example, lower market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, changes in regulatory requirements or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a reduction of reserves. Such a reduction could affect depreciation and amortization rates and have an adverse effect on our financial performance.

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

Risks relating to our corporate structure

  Our controlling shareholder has significant influence over Vale and the Brazilian Government has certain veto rights.

          As of March 31, 2017, Valepar S.A. ("Valepar") owned 53.9% of our outstanding common stock and 33.7% of our total outstanding capital. As a result of its share ownership, Valepar can elect the majority of our board of directors and control the outcome of some actions that require shareholder approval. The shareholders of Valepar are party to a shareholders' agreement that governs Valepar's actions in its capacity as a shareholder of Vale. The existing shareholders' agreement will expire on May 9, 2017, and certain Valepar shareholders have entered into a new shareholders' agreement that will become effective on May 10, 2017, for a period of six months or until the merger of Valepar into Vale. The new shareholders' agreement contemplates a proposal to change our governance structure and the execution of a shareholders' agreement at the Vale level, binding with respect to 20% of our common shares, which will continue to give significant influence to these shareholders. For a description of our ownership structure and of the shareholders' agreements, see Share ownership and trading—Major shareholders.

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

  The implementation of a change in our capital structure and governance, and any potential benefits, are subject to uncertainty and may not lead to the benefits that we expect.

          Pursuant to the new shareholder's agreement of Valepar, which will become effective on May 10, 2017, Valepar is expected to submit a proposal to simplify our shareholding structure and corporate governance, with the purpose of eventually enabling Vale to be listed on BM&FBOVESPA's Novo Mercado special segment and making Vale a company without defined control. For a description of our ownership structure and the proposed changes to the Valepar shareholders' agreements pursuant to the Proposal, see Share ownership and trading—Major shareholders.

          The implementation of the proposal to simplify our shareholding structure is subject to, among other requirements, (i) the approval of the proposal, including the merger of Valepar into Vale, by our shareholders and the executive officers and board of directors of Vale and Valepar, and (ii) the acceptance by at least 54.09% of class A preferred shares of the voluntary conversion into common shares, within 45 days from the shareholders' meeting decision on the matter. We cannot predict how long it will take to implement all the necessary steps or whether they will be successfully implemented at all. Finally, we cannot predict whether or when we will migrate to the Novo Mercado segment of the BM&FBOVESPA, as the listing is subject to conversion of all of our preferred shares into common shares.

          The uncertainty in the timing and effective implementation may delay or limit our ability to achieve certain benefits that might derive from the simplified corporate ownership structure and eventual migration to the Novo Mercado, such as increased liquidity for shareholders. We cannot guarantee that these benefits will be fully realized, and any failure to achieve those benefits may affect the value of our shares and ADSs.

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

          Our investors may be located in jurisdictions outside Brazil and could seek to bring actions against us or our directors or officers in the courts of their home jurisdictions. We are a Brazilian company, and the majority of our officers and directors are residents of Brazil. The vast majority of our assets and the assets of our officers and directors are likely to be located in jurisdictions other than the home jurisdictions of our foreign investors. It might not be possible for investors outside Brazil to effect service of process within their home jurisdictions on us or on our officers or directors who reside outside their home jurisdictions. In addition, a final conclusive foreign judgment will be enforceable in the courts of Brazil without a re-examination of the merits only if previously confirmed by the Brazilian Superior Court of Justice (STJ—Superior Tribunal de Justiça), and confirmation will only be granted if the foreign judgment: (a) fulfills all formalities required for its enforceability under the laws of the country where it was issued; (b) was issued by a competent court after due service of process on the defendant, as required under applicable law; (c) is not subject to appeal; (d) does not conflict with a final and unappealable decision issued by a Brazilian court; (e) was authenticated by a Brazilian consulate in the country in which it was issued or is duly apostilled in accordance with the Convention for Abolishing the Requirement of Legalization for Foreign Public Documents and is accompanied by a sworn translation into Portuguese, unless this procedure was exempted by an international treaty entered into by Brazil; (f) it does not cover matters subject to the exclusive jurisdiction of the Brazilian courts; and (g) is not contrary to Brazilian national sovereignty, public policy or good morals. Therefore, investors might not be able to recover against us or our directors and officers on judgments of the courts of their home jurisdictions predicated upon the laws of such jurisdictions.

Risks relating to our depositary shares

  If ADR holders exchange ADSs for the underlying shares, they risk losing the ability to remit foreign currency abroad.

          The custodian for the shares underlying our ADSs maintains a registration with the Central Bank of Brazil entitling it to remit U.S. dollars outside Brazil for payments of dividends and other distributions relating to the shares underlying our ADSs or upon the disposition of the underlying shares. If an ADR holder exchanges its ADSs for the underlying shares, it will be entitled to rely on the custodian's registration for only five business days from the date of exchange. Thereafter, an ADR holder may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the underlying shares unless it obtains its own registration under applicable regulation, which permits qualifying institutional foreign investors to buy and sell securities on the BM&FBOVESPA. For more information regarding these exchange controls, see Additional information—Exchange controls and other limitations affecting security holders. If an ADR holder attempts to obtain its own registration, it may incur expenses or suffer delays in the application process, which could delay the receipt of dividends or other distributions relating to the underlying shares or the return of capital in a timely manner.

          The custodian's registration or any registration obtained could be affected by future legislative changes, and additional restrictions applicable to ADR holders, the disposition of the underlying shares or the repatriation of the proceeds from disposition could be imposed in the future.

  ADR holders may be unable to exercise preemptive rights relating to the shares underlying their ADSs.

          The ability of ADR holders to exercise preemptive rights is not assured, particularly if the applicable law in the holder's jurisdiction (for example, the Securities Act in the United States) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case in the United States. We are not obligated to extend the offer of preemptive rights to holders of ADRs, to file a registration statement in the United States, or to make any other similar filing in any other jurisdiction, relating to preemptive rights or to undertake steps that may be needed to make exemptions from registration available, and we cannot assure holders that we will file any registration statement or take such steps.

  ADR holders may encounter difficulties in the exercise of voting rights.

          ADR holders do not have the rights of shareholders. They have only the contractual rights set forth for their benefit under the deposit agreements. ADR holders are not permitted to attend shareholders' meetings, and they may only vote by providing instructions to the depositary. In practice, the ability of a holder of ADRs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary either directly or through the holder's custodian and clearing system. With respect to ADSs for which instructions are not received, the depositary may, subject to certain limitations, grant a proxy to a person designated by us.

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

SELECTED FINANCIAL DATA

          The tables below present selected consolidated financial information as of and for the periods indicated. You should read this information together with our consolidated financial statements in this annual report. The comparative information for 2012 to 2015 has been re-presented to report our fertilizers segment as discontinued operations.

Consolidated statement of income data

	For the year ended December 31,
	2012	2013	2014	2015	2016
	(US$ million)
Net operating revenues	42,983	43,953	35,124	23,384	27,488
Cost of goods sold and services rendered	(22,407)	(21,668)	(22,790)	(18,751)	(17,650)
Selling, general, administrative and other operating expenses, net	(1,954)	(1,101)	(2,059)	(819)	(774)
Research and evaluation expenses	(1,356)	(748)	(662)	(395)	(319)
Pre-operating and operational stoppage	(3,495)	(2,375)	(975)	(942)	(453)
Impairment of non-current assets and onerous contracts	(4,023)	(182)	(99)	(8,769)	(1,174)
Results on measurement or sales of non-current assets	(377)	(215)	(167)	61	(66)

Operating income (loss)	9,371	17,664	8,372	(6,231)	7,052

Non-operating income (expenses):
Financial income (expenses), net	(3,976)	(8,314)	(6,018)	(10,654)	1,843
Equity results in associates and joint ventures	645	469	501	(445)	309
Impairment and other results in associates and joint ventures	(1,941)	14	(61)	(349)	(1,220)

Net income (loss) before income taxes	4,099	9,833	2,794	(17,679)	7,984
Income taxes	(32)	(6,889)	(1,603)	5,249	(2,781)
Net income (loss) from continuing operations	4,067	2,944	1,191	(12,430)	5,203
Loss attributable to non-controlling interests	(311)	(191)	(308)	(501)	(8)

Net income (loss) from continuing operations attributable to Vale's stockholders	4,378	3,135	1,499	(11,929)	5,211

Net income (loss) from discontinued operations attributable to Vale's stockholders	1,076	(2,551)	(842)	(200)	(1,229)
Net income (loss) attributable to Vale's stockholders	5,454	584	657	(12,129)	3,982

Loss attributable to non-controlling interests	(257)	(178)	(304)	(491)	(6)

Net income (loss)	5,197	406	353	(12,620)	3,976

Total cash paid to stockholders(1)	6,000	4,500	4,200	1,500	250

(1)
Consists of total cash paid to stockholders during the period, whether classified as dividends or interest on stockholders' equity.

Earnings (loss) per share

	For the year ended December 31,
	2012	2013	2014	2015	2016
	(US$, except as noted)
Earnings (loss) per share from continuing operations:
Per common share	0.86	0.61	0.29	(2.31)	1.01
Per preferred share	0.86	0.61	0.29	(2.31)	1.01
Earnings (loss) per share from discontinued operations:
Per common share	0.20	(0.50)	(0.16)	(0.04)	(0.24)
Per preferred share	0.20	(0.50)	(0.16)	(0.04)	(0.24)
Earnings (loss) per share:
Per common share	1.06	0.11	0.13	(2.35)	0.77
Per preferred share	1.06	0.11	0.13	(2.35)	0.77
Weighted average number of shares outstanding (in thousands)(1):
Common shares	3,172,179	3,185,653	3,185,653	3,185,653	3,185,653
Preferred shares	1,933,491	1,967,722	1,967,722	1,967,722	1,967,722

Total	5,105,670	5,153,375	5,153,375	5,153,375	5,153,375

Distributions to stockholders per share(2):
Expressed in US$	1.17	0.87	0.81	0.29	0.05
Expressed in R$	2.26	1.81	1.89	0.98	0.17

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

Balance sheet data

	As of December 31,
	2012	2013	2014	2015	2016
	(US$ million)
Current assets	22,069	20,611	16,594	11,429	13,978
Non-current assets held for sale	457	3,766	3,640	4,044	8,589
Property, plant and equipment, net and intangible assets	94,093	88,536	84,942	59,426	62,290
Investments in associated companies and joint ventures	6,384	3,584	4,133	2,940	3,696
Non-current assets	7,574	8,100	7,180	10,653	10,461

Total assets	130,577	124,597	116,489	88,492	99,014

Current liabilities	12,402	9,164	10,626	10,438	10,142
Liabilities associated with non-current assets held for sale	169	448	111	107	1,090
Long-term liabilities(1)	16,380	22,379	22,043	15,896	19,096
Long-term debt(2)	26,799	27,670	27,388	26,347	27,662

Total liabilities	55,750	59,661	60,168	52,788	57,990

Stockholders' equity:
Capital stock	60,578	60,578	61,614	61,614	61,614
Additional paid-in capital	(552)	(552)	(601)	(854)	(851)
Retained earnings and revenue reserves	13,213	3,299	(5,891)	(27,171)	(21,721)

Total Vale shareholders' equity	73,239	63,325	55,122	33,589	39,042

Non-controlling interests	1,588	1,611	1,199	2,115	1,982

Total stockholders' equity	74,827	64,936	56,321	35,704	41,024

Total liabilities and stockholders' equity	130,577	124,597	116,489	88,492	99,014

(1)
Excludes long-term debt.
(2)
Excludes current portion of long-term debt.

I.  INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

Summary

          We are one of the largest metals and mining companies in the world, based on market capitalization. We are the world's largest producer of iron ore and iron ore pellets and the world's largest producer of nickel. We also produce manganese ore, ferroalloys, metallurgical and thermal coal, copper, platinum group metals (PGMs), gold, silver and cobalt. We are engaged in greenfield mineral exploration in six countries around the globe. We operate large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have a portfolio of maritime freight assets, floating transfer stations and distribution centers to support the delivery of iron ore worldwide. Directly and through affiliates and joint ventures, we also have investments in energy and steel businesses.

          The following table presents the breakdown of total net operating revenues attributable to each of our lines of business of continuing operations.

	Year ended December 31,
	2014		2015		2016
	US$ million	% of total	US$ million	% of total	US$ million	% of total
Ferrous minerals:
Iron ore	19,301	55.0%	12,330	52.7%	15,784	57.4%
Pellets	5,263	15.0	3,600	15.4	3,827	13.9
Ferroalloys and manganese	392	1.1	162	0.7	302	1.1
Other ferrous products and services	741	2.1	470	2.0	438	1.6

Subtotal	25,697	73.2	16,562	70.8	20,351	74.0

Coal	739	2.1	526	2.3	839	3.1
Base metals: Nickel and other products(1)	6,241	17.8	4,693	20.1	4,472	16.3
Copper(2)	1,451	4.1	1,470	6.3	1,667	6.0

Subtotal	7,692	21.9	6,163	26.4	6,139	22.3

Other(3)	996	2.8	133	0.5	159	0.6

Total net operating revenues from continuing operations	35,124	100.0%	23,384	100.0%	27,488	100.0%

(1)
Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)
Does not include copper produced in our nickel operations.
(3)
Includes energy.

  Ferrous minerals:

  •
  Iron ore and iron ore pellets.    We operate four systems in Brazil for producing and distributing iron ore, which we refer to as the Northern, Southeastern, Southern and Midwestern Systems. The Northern and the Southeastern Systems are fully integrated, consisting of mines, railroads, maritime terminals and a port. The Southern System consists of three mining complexes and two maritime terminals. We also have iron ore pellet operations in several locations, some of which are conducted through joint ventures. We operate 11 pellet plants in Brazil and two in Oman. The operations of three of our pellet plants in Brazil have been suspended since 2012 in response to market conditions, and their capacity was partially replaced by Tubarão VIII, a more efficient plant. In response to market conditions, we plan to re-start operations at one of our pellet plants in 2018. We also have a 50% stake in Samarco and 25% stakes in two pellet companies in China.

  •
  Ferroalloys and manganese.    We conduct our manganese mining operations through Vale S.A. and subsidiaries in Brazil, and we produce several types of manganese ferroalloys through a wholly-owned subsidiary in Brazil.

  Base metals:

  •
  Nickel.    Our principal nickel mines and processing operations are conducted by our wholly-owned subsidiary Vale Canada Limited ("Vale Canada"), which has operations in Canada, Indonesia and New Caledonia. We also have nickel operations in Onça Puma, in the Brazilian state of Pará. We also own and operate, or have interests in, nickel refining facilities in the United Kingdom, Japan, Taiwan, China and South Korea.

  •
  Copper.    In Brazil, we produce copper concentrates at Sossego and Salobo, in Carajás, in the Brazilian state of Pará. In Canada, we produce copper concentrates, copper anodes and copper cathodes in conjunction with our nickel mining operations at Sudbury and Voisey's Bay. We will discontinue the production of copper anode in 2017, as a result of changes in our production process in Sudbury, which is part of our efforts to reduce air emissions. In Zambia, our joint venture produces copper concentrates in Lubambe, located in the Zambian Copperbelt.

  •
  Cobalt, PGMs and other precious metals.    We produce cobalt as a byproduct of our nickel mining and processing operations in Canada and refine it at our Port Colborne facilities, in the Province of Ontario, Canada. We started to produce refined cobalt in our Long Harbour facilities in Newfoundland and Labrador in 2017. We also produce cobalt as a byproduct of our nickel operations in New Caledonia. We produce PGMs as byproducts of our nickel mining and processing operations in Canada. The PGMs are concentrated at our Port Colborne facilities and refined at our precious metals refinery in Acton, England. We produce gold and silver as byproducts of our nickel mining and processing operations in Canada, and gold as a byproduct of our copper mining at Sossego and Salobo in Brazil.

  Coal:

  •
  We conduct our coal operations primarily in Mozambique, through Vale Moçambique S.A. ("Vale Moçambique"), where we are ramping up our metallurgical and thermal coal operations. We also have minority interests in a Chinese coal and coke producer.

  Logistics infrastructure:

  •
  We are a leading operator of logistics services in Brazil and other regions of the world, with railroads, maritime terminals, distribution centers and ports. Two of our four iron ore systems include an integrated railroad network linked to port and terminal facilities. We also have an interest in MRS Logística S.A. ("MRS"), which transports our iron ore products from the Southern System mines to our maritime terminals, and VLI S.A. ("VLI"), which provides integrated logistics solutions to general cargo through railroads, inland and maritime terminals in Brazil. We are ramping up the logistics infrastructure to support our coal operations in Southeastern Africa. We own and charter dry bulk vessels to transport the products that we sell on a cost and freight ("CFR") basis to customers.

          In December 2016, we agreed to sell a substantial part of our fertilizer business to The Mosaic Company ("Mosaic"), subject to certain conditions precedent. As a result, this segment is reported as discontinued operations. Until closing of the transaction, which is expected by the end of 2017, we continue to conduct potash and phosphate operations in Brazil and to hold a 51% voting interest in a joint venture that operates a phosphate rock mine in Peru. See —Discontinued Operations.

Business strategy

          Our mission is to transform natural resources into prosperity and sustainable development. In all of our lines of business, we are committed to:

  •
  Prioritizing risk and impact management, seeking to achieve zero harm to our employees and surrounding communities and establishing a positive social, economic and environmental legacy in the places where we operate.

  •
  Investing mainly in world-class assets, with long life, low cost, potential to expand and high quality output, capable of creating value through different economic cycles.

  •
  Maintaining a lean management organization, with teamwork and accountability, excellence in project execution and firm commitment to transparency and shareholder value creation.

          Below are the highlights of our major business strategies.

  Commitment to sustainability

          We are committed to promoting sustainable development, which means generating value for our shareholders and other stakeholders, and simultaneously improving health and safety of our workers, enhancing the well-being of the communities surrounding our operations and protecting the environment. This can be achieved through conscious and responsible management, corporate voluntary actions and cross-sectorial partnerships. Below is a list of measures illustrating our commitment to sustainability:

  •
  Since 2013, environmental and social actions are directly incorporated into our strategic planning. In 2016, we revised our Global Sustainability Policy to reflect health, safety, environment and community management improvement. We also follow standards for social action and principles on business and human rights, which are based on the Guiding Principles on Business and Human Rights of the United Nations Human Rights Council.

  •
  We are committed to reducing greenhouse gas emissions, by investing in energy efficiency, process improvements, control systems and the use of clean fuels. In 2016, our operations (including discontinued operations) generated 910 thousand tons of non-mineral waste, 96% non-hazardous and 4% hazardous. From the total amount of waste disposal, 65.2% was sent to recycling processes.

  •
  We are also committed to reducing water use in our activities by investing in technologies and initiatives to control total water withdrawal, especially by promoting water reuse. In 2016, we withdrew a total of 426.3 million cubic meters of water, and used 394.3 million cubic meters in our operations (including discontinued operations), with the balance being allocated to third parties. From the total volume of water used in 2016, 80% or 1.6 billion cubic meters was reused.

  Disciplined capital management

          In all of our lines of businesses, we are committed to investing in world-class assets, with long life, low cost, potential to expand and high quality output, capable of creating value through different economic cycles. We exercise disciplined capital management and maintaining a low cost structure. The preservation of our credit ratings and reduction of our debt leverage are also among our key commitments. In the past years, we suspended operations of assets in response to market conditions and disposed of assets that we have determined to be non-strategic or in order to optimize the structure of our business portfolio. The divestiture of assets improves capital allocation and unlocks funds to finance the execution of top priority projects and to manage our liquidity.

  Improving our competitiveness in the global iron ore market

          We are committed to improving our competitiveness in the global iron ore market, by focusing our product line to capture industry trends, improving quality and productivity, controlling costs, strengthening our logistics infrastructure of railroads, ports, shipping and distribution centers, and strengthening relationships with customers. Our diversified portfolio of high quality products, strong technical marketing strategy, efficient logistics and long-standing relationships with major customers will help us achieve this goal.

          We will continue to promote the Brazilian blend fines (BRBF), a product resulting from blending fines from Carajás, which contain a higher concentration of iron and a lower concentration of silica in the ore, with fines from the Southern and Southeastern Systems, which contain a lower concentration of iron in the ore. The resulting blend offers strong performance in any kind of sintering operation. It is blended and sold in our Teluk Rubiah Maritime Terminal in Malaysia and in five distribution centers in China, which reduces the time to reach Asian markets and increases our distribution capillarity by allowing the use of smaller vessels. The blending strategy also permits the use of iron ore with lower concentration, particularly from the Southern System, allowing more efficient mining plans and increases use of dry processing methods, which in turn reduce capital expenditures, expand the life of our mines and reduce the use of water in our operations.

  Enhancing our logistics capacity to support our iron ore and coal businesses

          We have been expanding the capacity of our railroads and ports, entering into long term affreightment agreements and developing distribution centers in Asia to meet the logistics needs of our iron ore and coal businesses.

  •
  We are increasing the logistics capacity of our Northern System to support the iron ore production of the S11D project. We believe that the quality of our logistics assets, our extensive experience as a railroad and port operator, and our stakes in MRS and VLI position us as a leader in the logistics business in Brazil.

  •
  Our strategy with respect to maritime shipping of iron ore consists of securing long-term shipping capacity and protecting against volatility in spot freight rates, without incurring the costs relating to building and owning the vessels. We transport a large amount of our iron ore products from Brazil to Asia through long-term contracts of affreightment with owners of very large ore carriers of 400,000 deadweight tons ("DWT").

  •
  We also ramped up our distribution center in Malaysia, and we are developing port service contracts in several ports in China to capture the benefits of being closer to iron ore customers. This downstream management of the supply chain plays an important role in our commercial strategy as it reduces the time to market and increases our distribution capillarity in the Asian market, by allowing the sale of smaller lots at competitive costs

  •
  In order to position ourselves for the future expansion of our coal production in Mozambique and leverage our presence in Africa, we are currently ramping up the expansion of the local railroad capacity after the rehabilitation of the existing network and after building new railroad tracks to develop the logistics corridor from our mine to the newly constructed port at Nacala-à-Velha, in Mozambique.

  Maximizing value in the nickel and copper businesses

          We are the world's largest nickel producer, with large-scale, long-life and low-cost operations, a substantial resource base and diversified mining operations that produce nickel from nickel sulfides and laterites using advanced technology. We have processing facilities in North America, Europe, Asia, Brazil, New Caledonia and Indonesia, which produce an array of products for use in most nickel applications. We are a leading producer of high-quality nickel products for non-stainless steel applications, such as plating, alloy steels, high nickel alloys and batteries, which represented 58% of our refined nickel sales in 2016. Our goal is to strengthen our competitiveness in the nickel business. In the long-term, the battery segment shows an important upside potential as electric vehicle production continues to attract significant investments, which could positively impact nickel price and our nickel premiums. We continue to optimize our operations and to review our asset utilization aiming to increase productivity and improve returns.

          We produce copper concentrates from our Sossego and Salobo facilities located in the Carajás region. These copper mines benefit from our infrastructure facilities serving the Northern System. The gold we produce at Sossego and Salobo increases the total aggregated value of those operations. A key aspect of our strategy for our copper assets in the Carajás region is to improve our efficiency and asset utilization while evaluating opportunities to extend our operations at Sossego and expand Salobo. We also produce copper as a coproduct in our nickel operations, principally at Sudbury and Voisey's Bay, in Canada.

  Improving the coal business

          We have coal operations in Moatize (Mozambique), and we hold a minority interest in a joint venture in China. We intend to increase our coal production, mainly through the expansion of a new coal handling processing plant (CHPP) of coal in the Moatize operations in Mozambique and the ramp-up of the Nacala Logistics Corridor in Mozambique and Malawi, where we have entered into a strategic partnership with Mitsui. As we complete the ramp-up of our new CHPP in Moatize and the Nacala Logistics Corridor, our costs are expected to reduce, enhancing the competitiveness of our coal operations.

  Developing our resource base

          We are taking advantage of our global presence to develop mineral exploration initiatives. We conduct brownfield exploration to maximize results from existing mining areas and to support both projects and operations. We conduct our greenfield exploration activities in six countries, which are Brazil, Peru, Chile, Canada, Australia and Indonesia. In particular, we seek to identify opportunities and develop deposits with the potential for large scale production at low cost. Our exploration activities are focused on iron ore, nickel and copper.

  Optimizing our energy matrix

          As a large consumer of electricity, we have invested in power generation projects to support our operations and to reduce our exposure to the volatility of energy prices and regulatory uncertainties. Accordingly, we have developed hydroelectric power generation plants in Brazil, Canada and Indonesia, and 50% of our worldwide electricity needs come from our own plants. We are seeking to develop a clean energy mix by focusing on reducing our carbon footprint.

Significant changes in our business

          We summarize below major events related to our organic growth, divestitures, acquisitions and other significant developments in our business since the beginning of 2016.

  Organic growth

          We have an extensive program of investments in the organic growth of our businesses. Our main investment projects are summarized under —Capital expenditures. The most significant projects that have come on stream since the beginning of 2016 are summarized below:

  •
  Carajás Serra Sul S11D. In the fourth quarter of 2016, we started up the mine and processing plant in the southern range of Carajás, in the Brazilian state of Pará. The nominal capacity is 90 Mtpy.

  •
  Moatize II. In the third quarter of 2016, we completed the construction of a new pit and the expansion of a new coal handling processing plant ("CHPP") located in Tete, Mozambique, as well as related infrastructure. The nominal capacity is 11 Mtpy of coal, expanding the complex capacity to 22 Mtpy.

  •
  Companhia Siderúrgica do Pecém. In the second quarter of 2016, we concluded the construction of an integrated steel slab plant in the Brazilian state of Ceará, in partnership with Dongkuk Steel Mill Co. ("Dongkuk") and Posco. We own 50% of the joint venture, while Dongkuk owns 30% and Posco owns 20%. The nominal capacity is 3.0 Mtpy.

  Dispositions and asset sales

          We are always seeking to optimize the structure of our portfolio of businesses in order to achieve the most efficient allocation of capital. We summarize below our most significant dispositions since the beginning of 2016.

  •
  Sale of Fertilizer Business—In December 2016, we entered into an agreement with Mosaic for the sale of a substantial part of our fertilizer business, which includes (i) our phosphate assets in Brazil; (ii) our stake in the joint venture that operates the phosphate rock mine in Bayóvar, Peru; (iii) our potash assets located in Brazil; and (iv) our potash project based in Canada (Kronau). Only our nitrogen and phosphate assets, located in Cubatão, were not included in this sale agreement. We expect to receive consideration from Mosaic totaling approximately US$2.5 billion, consisting of US$1.25 billion in cash and approximately 42.3 million shares of Mosaic's common stock, which corresponds to approximately 11% (on a post-issuance basis) of Mosaic's outstanding common stock. Subject to limited exceptions, the Mosaic shares to be issued to us cannot be transferred for two years following closing, after which time we will have customary registration rights. Following closing of the transaction, we will also have the right to appoint two members of Mosaic's board of directors for so long as we hold at least 90% of the Mosaic shares received at closing, or one member of Mosaic's board for so long as we hold at least 50% of the Mosaic shares received at closing. Mosaic has also agreed to pay additional amounts of up to US$260 million if the market price of certain products, and the exchange rate between the Brazilian real and the U.S. dollar exceed certain thresholds during each of the two 12-month periods following completion of the transaction. Closing of the sale is subject to certain conditions precedent, including approvals by the Brazilian and other antitrust authorities, certain other operational and regulatory milestones and the completion of a carve-out of our assets located in Cubatão from Vale Fertilizantes. We expect to complete the sale to Mosaic in late 2017. The Rio Colorado potash project in Argentina may also be sold to Mosaic, subject to Mosaic's agreement following appropriate diligence. We intend to seek buyers for the Cubatão assets in 2017.

  •
  Sale of gold stream from Salobo copper mine—In August 2016, we sold to Silver Wheaton (Caymans) Ltd. ("Silver Wheaton") an additional 25% of the gold produced as a byproduct at our Salobo copper mine, in Brazil, for the life of that mine. We had previously sold an aggregate volume of 50% of such gold in 2013 and 2015. In consideration for the August 2016 sale, we (i) received an initial cash payment of US$800 million, (ii) received an option value of approximately US$23 million from a reduction of the exercise price of the Silver Wheaton warrants held by us since 2013 and maturing in 2023, and (iii) ongoing payments of the lesser of US$400 per ounce (subject to a 1% annual inflation adjustment starting January 1, 2019) and the prevailing market price, for each ounce of gold that we deliver under the agreement. We may receive an additional cash payment if we expand our capacity to process Salobo copper ores to more than 28 Mtpy before 2036. The additional cash payment may range from US$113 million to US$953 million, depending on ore grade, timing and size of the expansion.

  •
  Sale of very large ore carriers—In June 2016, we concluded the sale of three very large ore carriers of 400,000 DWT for an aggregate amount of US$269 million to a subsidiary of the ICBC International Finance Limited. In September 2016, we signed an agreement for the sale of four capesize vessels to Polaris Shipping Co. Ltd. for US$35 million per vessel. Two of these vessels were delivered in December 2016 and the other two in January 2017. See —Restructuring our investments in iron ore shipping.

  •
  Sale of Mineração Paragominas—In December 2016, we concluded the sale of our remaining 13.63% indirect interest in Mineração Paragominas S.A., a bauxite mining business located in Brazil, to Hydro Paragominas B.V., a subsidiary of Norsk Hydro ASA ("Hydro"), for US$113 million. The transaction is the final step of the sale of our aluminum business to Hydro, which was initially announced in February 2011.

  •
  Sale of coal assets in Australia—In November 2016, we sold to a subsidiary of AMCI Euro-holdings BV ("AMCI") our interests in certain coal assets in Australia, including Carborough Downs operations, Broadlea operation, which is currently suspended, and the undeveloped deposits of Ellensfield and Red Hill. AMCI assumed all existing rights and obligations associated with the assets, including all existing take or pay agreements, employment related obligations and any future environmental rehabilitation requirements. The transaction does not provide for upfront payments, but contemplates potential future payments to us of up to A$30 million in production bonuses upon the production of first coal in certain tenements, as well as royalties of up to US$4 per ton of any coal sold from these assets. As part of the same transaction, we also agreed to sell certain additional surface land and ancillary tenements surrounding these assets, and closing of this additional sale is subject to regulatory approvals in Australia.

  Partnership in coal assets in Mozambique

          In September 2016, we agreed with Mitsui the new terms of our partnership in coal assets in Mozambique. Under these new terms, Mitsui agreed to pay us an amount of up to US$450 million, consisting of: (i) a fixed payment of US$255 million for 15% of our 95% stake in the Moatize coal mine and (ii) an additional amount of up to US$195 million, subject to certain conditions, including mine performance. Mitsui will also contribute an amount of approximately US$348 million for 50% of our 70% stake in the Nacala Logistics Corridor and extend a long-term facility of US$165 million to Nacala Logistics Corridor. We completed the equity transaction with Mitsui on March 27, 2017. The total value of the transaction will be approximately US$770 million, including all amounts mentioned above except the additional amount of up to US$195 million, which is subject to certain conditions still to be satisfied. From these US$770 million, we received US$733 million upon completion of the equity transaction on March 27, 2017, and expect to receive the remainder upon closing of the project financing, which is expected to occur during 2017. If the project financing is not signed before the end of 2017, Mitsui has certain rights to transfer its participation in the Moatize coal mine and the Nacala Logistics Corridor back to us. See Lines of Business—Infrastructure—Railroads.

  Obtaining environmental licenses for the S11D project in Carajás

          In December 2016, we obtained the operational environmental license for the S11D project located in Carajás, Brazil. This license is a key step in the process of expanding our iron ore production and improving our competitiveness in the iron ore business.

  Optimizing our base metals operations in Canada

          We plan to optimize our nickel operations across Canada, as part of an overall strategy to reduce our atmospheric emissions and comply with local regulations. Our goal is to concentrate our refining and smelting activities in Sudbury, where we will focus on the production of copper concentrate, copper matte and refined nickel. In Long Harbour we will produce nickel rounds, copper cathode and cobalt metal. We will phase out our smelting and refining activities in Thompson, where we will focus on nickel concentrate production.

  •
  Sudbury, Ontario—In the second half of 2017, we will convert our two-furnace operation in Sudbury into a single furnace. As a result of this change, we expect to increase the proportion of production of copper concentrate to total copper production from the current rate of 45% to 70% in 2017 and to 80% in 2018, maximizing the smelter capacity for nickel. In addition, we plan to cease production of copper anode and increase production of copper matte. By 2018, we expect that about 10% of our copper production will be sold in the form of copper matte. We plan to renovate one of the operational furnaces from March 2017 to June 2017, followed by the immediate decommissioning of the other furnace. The rebuilt furnace will have its capacity increased, but due to the single furnace operation, the overall production of refined nickel and copper in the long term will decrease by approximately 30%.

  •
  Thompson, Manitoba—We intend to change our operations in Thompson, Manitoba, from an integrated operation to a mine-mill operation. We intend to decommission one of the two furnaces at the site, beginning in 2017, and we expect to decommission the other furnace in 2018, therefore closing the remaining smelting and refining activities to focus the operation solely on nickel concentrate production. We plan to send the majority of the feed from Thompson to be refined in Long Harbour and Sudbury.

  •
  Voisey's Bay and Long Harbour, Newfoundland and Labrador—We plan to ship a greater proportion of Voisey's Bay nickel concentrate to our Long Harbour processing facility in 2017, reducing concentrate shipments to our Sudbury and Manitoba operations. By the end of 2017, we plan on shipping all Voisey's Bay nickel concentrate to our Long Harbour refinery. Our Long Harbour processing facilities will produce nickel rounds, copper cathode and cobalt metal from the Voisey's Bay concentrate.

Failure of Samarco's tailings dam in Minas Gerais

  Samarco's dam failure

          On November 5, 2015, the Fundão tailings dams owned by Samarco failed, releasing tailings downstream, reaching and flooding certain communities and causing impacts on communities and the environment along the Rio Doce river. The failure resulted in 19 fatalities, and caused property and environmental damage to the affected areas.

          After the dam failure, Samarco, together with the public authorities, provided first aid, food, water, housing, social assistance and financial aid to the affected families and individuals, and both Vale and BHPB, Samarco's shareholders, have been actively involved in supporting Samarco during this period. In addition to these emergency actions, Samarco has been monitoring the affected area, performing emergency work to contain any movement of tailings, reinforcing the structures of its dams and dikes to ensure the safety of the region and mitigating the environmental and social impacts of the event. Samarco continues to reinforce and improve the structures of its dams to contain the remaining tailings.

  Impact of dam failure on our and Samarco's operations

          Our operation in the Mariana mining complex, near Samarco's mining area, was also negatively impacted by the failure of Samarco's tailings dam. A major conveyor belt connecting our Fábrica Nova mine to our Timbopeba beneficiation plant was damaged, and the Alegria mine is operating with a dry beneficiation process.

          Following the dam failure, governmental authorities ordered the suspension of Samarco's operations. With the exception of the Fundão tailings dam and the Santarém water dam, which was impacted by the overflow of tailings from the Fundão dam, all other production assets owned by Samarco were undamaged. Samarco's management is working on a plan that would permit it to resume operations and provide a long-term solution for the disposal of tailings. The feasibility, timing and scope of measures necessary to resume Samarco's operations remain uncertain.

          In December 2016, we entered into a non-binding term sheet outlining the general terms and conditions to permit Samarco, upon its eventual resumption of operations, to deposit its tailings in our Timbopeba pit. A definitive agreement is being negotiated and is subject to due diligence and governmental approvals. The use of the Timbopeba pit may allow Samarco to operate for several years without a new tailings structure.

  The Framework Agreement and the agreements with the MPF

          In March 2016, Samarco and its shareholders, Vale S.A. and BHPB entered into the Framework Agreement with the Brazilian federal government, the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais) and other governmental authorities in order to implement programs for remediation and compensation of the areas and communities affected by Samarco's dam failure. The Framework Agreement has a 15-year term, renewable for successive one-year periods until all the obligations under the Framework Agreement have been performed. The Framework Agreement does not provide for admission of civil, criminal or administrative liability for the Fundão dam failure.

          In June 2016, Samarco, Vale S.A. and BHPB created the Renova Foundation to develop and implement social and economic remediation and compensation pursuant to the Framework Agreement. The foundation must be funded by Samarco according to the following schedule: R$2.0 billion (US$614 million) in 2016, R$1.2 billion (US$368 million) in 2017 and R$1.2 billion (US$368 million) in 2018. From 2019 to 2021, Samarco agreed to provide funding based on the amounts needed to implement the projects approved for the relevant year, subject to an annual minimum of R$800 million (US$245 million) and an annual maximum of R$1.6 billion (US$491 million). Starting in 2022, Samarco will provide the necessary funding in order to complete remaining programs approved for each year. The foundation will allocate an annual amount of R$240 million (US$74 million) over 15 years to the implementation of compensation programs, and these annual amounts are included in the annual contributions described above for the first six years. Through the end of 2018, R$500 million (US$153 million) will be provided for sewage collection and treatment and solid waste disposal under the terms of the Framework Agreement.

          In January 2017, Samarco, Vale and BHPB entered into two preliminary agreements with the MPF in connection with the pending public civil actions brought by the Brazilian Government and others and the public civil action brought by the MPF, which are described under Additional information—Legal proceedings.

  •
  The first agreement, which was approved by the 12th federal court in Belo Horizonte on March 16, 2017, consists of an initial transitory agreement, which will be effective until the parties agree on the terms of a final agreement, and provides for (i) a process and timetable for the resolution of the public civil action brought by the Brazilian government and others and the public civil action brought by the MPF, (ii) the appointment of experts selected by the MPF to analyze and monitor the remediation programs provided under the Framework Agreement, (iii) the holding of public hearings in different communities in the states of Minas Gerais and Espírito Santo and in the indigenous territories of Krenak, Comboios and Caieiras Velhas, (iv) the obligation of Samarco, Vale and BHPB to provide collateral to secure the payment of the socio-environmental and socio-economic remediation measures, in the amount of R$2.2 billion. The required collateral will consist of R$100 million in financial investments, R$1.3 billion in insurance bonds and R$800 million in assets of Samarco.

  •
  The second agreement provides for a timetable to make funds available for remediation measures in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, in the total amount of R$200 million.

          In March 2017, the court partially ratified the first agreement, pending the appointment of an expert and conclusion of the final agreement. We expect the Framework Agreement and the agreements with the MPF to be a first step towards the settlement of these actions. Any final settlement of these actions is subject to approval by the court.

  Impact of the failure of Samarco's tailings dam in our financial statements

          For a discussion of the impact of the failure of Samarco's tailings dam in our financial statements, see Operating and financial review and prospects—Failure of Samarco's tailing dams.

Reorganization of our shareholding structure and share ownership by controlling shareholders

          Pursuant to the new shareholders' agreement entered into by certain shareholders of Valepar, our controlling shareholder, on February 19, 2017, Valepar is expected to make a proposal to simplify our shareholding structure and corporate governance, with the purpose of eventually enabling Vale to be listed on BM&FBOVESPA's Novo Mercado special segment and making Vale a company without defined control. This proposal is composed of a series of indivisible and interdependent steps, and is subject to approval by our shareholders and the executive officers and board of directors of Vale and Valepar. The proposal contemplates (i) the voluntary conversion of at least 54.09% of our class A preferred shares into common shares, (ii) the amendment of our bylaws to adjust them, to the extent possible, to Novo Mercado rules, and (iii) the merger of Valepar into Vale. Subsequently, certain former shareholders of Valepar will enter into a new shareholders' agreement at the Vale level. Our eventual migration to the Novo Mercado segment of the BM&FBOVESPA is also subject to conversion of all of our preferred shares into common shares. For a description of our ownership structure and the proposed changes to the Valepar shareholders' agreements pursuant to the Proposal, see Share ownership and trading—Major shareholders.

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

  1.1    Iron ore and iron ore pellets

  1.1.1    Iron ore operations

          We conduct our iron ore business in Brazil primarily at the parent-company level, through our subsidiaries, Mineração Corumbaense Reunida S.A. ("MCR") and Minerações Brasileiras Reunidas S.A.—MBR ("MBR"). Our mines, all of which are open pit, and their related operations are mainly concentrated in three systems: the Southeastern, Southern and Northern Systems, each with its own transportation capabilities. We also conduct mining operations in the Midwestern System and we have a 50% stake in Samarco. Samarco's operations have been suspended following the failure of one of its tailings dams located in Minas Gerais in November 2015 (see Business overview—Failure of Samarco's tailings dam in Minas Gerais). We conduct each of our iron ore operations in Brazil under concessions from the federal government granted for an indefinite period, subject to the life of the mines.

Company/Mining System	Location	Description/History	Mineralization	Operations	Power source	Access/Transportation
Vale
Northern System	Carajás, state of Pará	Divided into Serra Norte, Serra Sul and Serra Leste (Northern, Southern and Eastern ranges). Since 1984, we have been conducting mining activities in the northern range, which is divided into three main mining areas (N4W, N4E and N5) and two major beneficiation plants. In 2014, we started a new mine and beneficiation plant in Serra Leste. Our operations in Serra Sul, where our S11D project is located, started in 2016.	High-grade hematite ore type (iron grade of more than 65% on average).	Open-pit mining operations. In Serra Norte, one of the major plants applies the natural moisture beneficiation process, consisting of crushing and screening, and the other applies both the natural moisture and the wet beneficiation process in distinct lines. The wet beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. Output from this site consists of sinter feed, pellet feed and lump ore. Serra Leste and Serra Sul natural moisture beneficiation process consists of crushing and screening. Serra Sul produces only sinter feed and Serra Leste produces lump and sinter feed.	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	EFC railroad transports the iron ore to the Ponta da Madeira maritime terminal in the Brazilian state of Maranhão. Serra Leste iron ore is transported by trucks from the mine site to EFC railroad. The Serra Sul ore is shipped via the Carajás railroad (EFC) via the new 101-kilometers long railroad branch
Southeastern System	Iron Quadrangle, state of Minas Gerais	Three mining complexes: Itabira (two mines, with three major beneficiation plants), Minas Centrais (two mines, with two major beneficiation plants and one secondary plant) and Mariana (three mines, with two major beneficiation plants).	Ore reserves with high ratios of itabirite ore relative to hematite ore type. Itabirite ore type has iron grade of 35-60%. Part of the ore is concentrated to achieve shipping grade and part is shipped and blended in Asia with the high grade ore from our Northern System.	Open-pit mining operations. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining complexes.	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	EFVM railroad connects these mines to the Tubarão port.

Company/Mining System	Location	Description/History	Mineralization	Operations	Power source	Access/Transportation
Southern System	Iron Quadrangle, state of Minas Gerais	Three major mining complexes: Minas Itabirito (four mines and three major beneficiation plants); Vargem Grande (three mines and two major beneficiation plants); and Paraopeba (five mines and two major beneficiation plants).	Ore reserves with high ratios of itabirite ore type relative to hematite ore type. Itabirite ore has iron grade of 35-60%. Part of the ore is concentrated to achieve shipping grade and part is shipped and blended in Asia with the high grade ore from our Northern System.	Open-pit mining operations. We generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining complexes.	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	MRS transports our iron ore products from the mines to our Guaíba Island and Itaguaí maritime terminals in the Brazilian state of Rio de Janeiro. EFVM railroad connects certain mines to the Tubarão port.
Midwestern System	State of Mato Grosso do Sul	Two mines and two plants located in the city of Corumbá.	Hematite ore type, which generates lump ore predominantly. Iron grade of 62% on average.	Open-pit mining operations. The beneficiation process for the run-of-mine consists of standard crushing and classification steps, producing lump and sinter feed.	Supplied through the national electricity grid. Acquired from regional utility companies.	Part of the sales are transported through barges traveling along the Paraguay river to the ports in Argentina, moving to Europe and Asia markets from there. Another part of the sales is delivered to customers in the ports of Corumbá.
Samarco	Iron Quadrangle, state of Minas Gerais	Integrated system comprised of two mines, three beneficiation plants, three pipelines, four pellet plants and a port. The mines and the beneficiation plants are located in the state of Minas Gerais and the pellet plants and port are located in the state of Espírito Santo. From Minas Gerais to Espírito Santo state production flows through the three pipelines which extend for approximately 400 Km.	Itabirite ore type.	Open-pit mining operations. The three beneficiation plants, located at the site, process the run-of-mine by means of standard crushing, milling and concentration steps, producing pellet feed and sinter feed. Samarco's mining operations have been suspended following the failure of one of its tailings dams located in Minas Gerais in November 2015 (see Business overview—Failure of Samarco's tailings dam in Minas Gerais).	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Samarco.	Samarco's mines supply Samarco's pellet plants using three pipelines extending approximately 400 kilometers. These pipelines transport the iron ore from the beneficiation plants to the pelletizing plants. From the pelletizing plants to the Ubu port in the Brazilian state of Espírito Santo pellets are transported by conveyor belts of approximately 1 kilometer.

  1.1.2    Iron ore production

          The following table sets forth information about our iron ore production.

		Production for the year ended December 31(2),
					2016 process recovery(4)
Mine/Plant	Type	2014	2015	2016
		(million metric tons)			(%)
Southeastern System
Itabira	Open pit	35.8	35.6	33.4	49.6
Minas Centrais(1)	Open pit	33.7	41.3	40.9	67.6
Mariana	Open pit	39.4	36.1	28.4	89.4

Total Southeastern System		108.9	113.0	102.7

Southern System
Minas Itabirito	Open pit	41.0	41.4	40.1	71.7
Vargem Grande	Open pit	25.0	29.3	29.2	64.9
Paraopeba	Open pit	31.2	28.1	26.4	95.9

Total Southern System		97.2	98.8	95.7

Northern System
Serra Norte	Open pit	117.5	127.6	143.6	95.5
Serra Leste	Open pit	2.2	2.0	4.2	98.9
Serra Sul	Open pit	–	–	0.4	100.0

Total Northern System		119.7	129.6	148.1

Midwestern System
Corumbá	Open pit	3.8	2.8	1.9	73.9
Urucum	Open pit	2.1	1.7	0.4	65.8

Total Midwestern System		5.8	4.5	2.3

Total Vale Systems(2)		331.6	345.9	348.8

Samarco(3)	Open pit	13.1	12.7	0.0

Total		344.7	358.6	348.8

(1)
Agua Limpa mine and plants are part of the Minas Centrais operations and are owned by Baovale Mineração S.A. ("Baovale"). We own 100% of the voting shares and 50% of the total shares of Baovale. Production figures for Água Limpa have not been adjusted to reflect our ownership interest.
(2)
Production figures represent the mass obtained after beneficiation process, with minor contribution of run-of-mine production and third-party ore purchases.
(3)
Production figures for Samarco, in which we have a 50% interest, have been adjusted to reflect our ownership interest.
(4)
Process recovery figures do not include third-party ore purchases.

  1.1.3    Iron ore pellets operations

          We produce iron ore pellets in Brazil and Oman, directly and through joint ventures, as set forth in the table below. We also have a 25% interest in two iron ore pelletizing plants in China, Zhuhai YPM Pellet Co., Ltd. ("Zhuhai YPM") and Anyang Yu Vale Yongtong Pellet Co., Ltd. ("Anyang"). Our total estimated nominal capacity is 64.7 Mtpy, including the full capacity of our pelletizing plants in Oman, but not including our joint ventures Samarco, Zhuhai YPM and Anyang. We supply all of the iron ore requirements of our wholly-owned pellet plants and part of the iron ore requirements for Samarco and Zhuhai YPM. In 2016, we sold 1.08 million metric tons of pellet feed to Zhuhai YPM and 0.33 million metric tons to Anyang YVY. We suspended our sales of run-of-mine to Samarco following the failure of Samarco's tailings dam in November 2015.

Company/Plant	Description/History	Nominal capacity (Mtpy)	Power source	Other information	Vale's share (%)	Partners
Brazil:
Vale
Tubarão (state of Espírito Santo)	Three wholly-owned pellet plants (Tubarão I, II and VIII) and five leased plants (Itabrasco, Hispanobras, Kobrasco and two Nibrasco plants). These plants receive iron ore primarily from our Southeastern System mines and distribution is made though our logistics infrastructure.	36.7(1)	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	Operations at the Tubarão I and II pellet plants have been suspended since November 13, 2012 in response to changes in steel industry demand for raw materials, and replaced by Tubarão VIII, a newer and more efficient plant.	100.0	–
Fábrica (state of Minas Gerais)	Part of the Southern System. Receives iron ore from Minas Itabirito mining complex, more specifically from João Pereira and Segredo mines. Production is mostly transported by MRS and EFVM.	4.5	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	–	100.0	–
Vargem Grande (state of Minas Gerais)	Part of the Southern System. Receives iron ore from Minas Itabirito and Vargem Grande mining complexes, more specifically from Sapecado, Galinheiro, Capitão do Mato and Tamanduá mines and the production is mostly transported by MRS.	7.0	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	–	100.0	–
São Luís (state of Maranhão)	Part of the Northern System. Receives iron ore from the Carajás mines and production is shipped to customers through our Ponta da Madeira maritime terminal.	7.5	–	On October 8, 2012, we suspended operations at the São Luís pellet plant in response to changes in steel industry demand for raw materials. We plan to re-start the São Luis pellet plant in the beginning of 2018, after the renewal of its operational license, the revamp of the plant and the upgrade of its automation system.	100.0	–

Company/Plant	Description/History	Nominal capacity (Mtpy)	Power source	Other information	Vale's share (%)	Partners

Samarco	Four pellet plants, with aggregate nominal capacity of 30.5 Mtpy, located in the Ponta Ubu unit, in Anchieta, state of Espírito Santo.	30.5(2)	Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Samarco.	In January 2016, Samarco suspended its pelletizing operations as pelletizing feed became unavailable as a result of the suspension of its mining operations in November 2015.	50.0	BHP Billiton Brasil Ltda.
Oman:
Vale Oman Pelletizing Company LLC	Vale's industrial complex. Two pellet plants with a total nominal capacity of 9.0 Mtpy. The pelletizing plants are integrated with our distribution center that has a nominal capacity to handle 40.0 Mtpy.	9.0	Supplied through the national electricity grid.	Oman plants are supplied by iron ore from the Iron Quadrangle state of Minas Gerais through the Tubarão Port (80%) and by iron ore from Carajás through the Ponta de Madeira Port (20%).	70.0	Oman Oil Company S.A.O.C.

(1)
Our environmental operating licenses for the Tubarão pellet plants provide for a capacity of 36.2 Mtpy.
(2)
The actual capacity will be revised based on the conditions under which Samarco resumes operations.

  1.1.4 Iron ore pellets production

          The following table sets forth information about our main iron ore pellet production.

	Production for the year ended December 31,
Company	2014	2015	2016
	(million metric tons)
Vale(1)	43.0	46.2	46.2
Samarco	12.1	12.3	0.0

Total	55.1	58.5	46.2

(1)
Figure indicates actual production, including full production from our pellet plants in Oman and the five pellet plants we lease in Brazil. The operating leases for Itabrasco, Kobraco and Hispanobras' pellet plants expire in 2018, and the operating leases for the two Nibraco's pellet plants expire in 2019.

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

          In 2016, China accounted for 58% of our iron ore and iron ore pellet shipments, and Asia as a whole accounted for 71%. Europe accounted for 14%, followed by Brazil with 8%. Our 10 largest customers collectively purchased 130 million metric tons of iron ore and iron ore pellets from us, representing 38% of our 2016 iron ore and iron ore pellet sales volumes and 36% of our total iron ore and iron ore pellet revenues. In 2016, no individual customer accounted for more than 10% of our iron ore and iron ore pellet shipments.

          Of our total 2016 pellet production, including the production of our joint ventures, 62.9% was blast furnace pellets and 37.1% was direct reduction pellets. Blast furnace and direct reduction are different technologies employed by steel mills to produce steels, each using different types of pellets. In 2016, the Asian market (mainly Japan, South Korea and Taiwan), the European market and the Brazilian market were the primary markets for our blast furnace pellets, while the Middle East, North America and North Africa were the primary markets for our direct reduction pellets.

          We invest in customer service in order to improve our competitiveness. We work with our customers to understand their objectives and to provide them with iron ore solutions to meet specific customer needs. Using our expertise in mining, agglomeration and iron-making processes, we search for technical solutions that will balance the best use of our world-class mining assets and the satisfaction of our customers. We believe that our ability to provide customers with a total iron ore solution and the quality of our products are both very important advantages helping us improve our competitiveness in relation to competitors that may be more conveniently located geographically. In addition to offering technical assistance to our customers, we have sales offices in St. Prex (Switzerland), Tokyo (Japan), Seoul (South Korea), Singapore, Dubai (UAE) and Shanghai (China), which support the global sales by Vale International, and an office in Brazil, which supports sales to South America. These offices also allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries.

          We sell iron ore and iron ore pellets under different arrangements, including long-term contracts with customers and on a spot basis through tenders and trading platforms. Our pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. In cases where the products are priced before the final price is determinable at delivery, we recognize the sale based on a provisional price with a subsequent adjustment reflecting the final price.

          In 2015 and 2016, we hedged part of our total exposure to bunker oil prices relating to our owned fleet and long-term contracts of affreightment connected to our FOB, CFR and domestic sales. The 2015 hedge program was settled in 2015 and 2016. We expect the 2016 hedge program to be settled in 2017.

  1.1.6 Competition

          The global iron ore and iron ore pellet markets are highly competitive. The main factors affecting competition are price, quality and range of products offered, reliability, operating costs and shipping costs.

  •
  Asia—Our main competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton, Rio Tinto Ltd ("Rio Tinto") and Fortescue Metals Group Ltd.

  We are competitive in the Asian market for two main reasons. First, steel companies generally seek to obtain the types (or blends) of iron ore and iron ore pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, in addition to its high grade, the alumina content of our iron ore is very low compared to Australian ores, reducing consumption of coke and increasing productivity in blast furnaces, which is particularly important during periods of high demand. When market demand is strong, our quality differential generally becomes more valuable to customers. Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and iron ore pellets. Our ownership and operation of logistics facilities in the Northern and Southeastern Systems help us ensure that our products are delivered on time and at a relatively low cost. We rely on long-term contracts of affreightment to enhance our ability to offer our products in the Asian market at competitive prices on a CFR basis, despite higher transportation costs compared to Australian producers. To support our commercial strategy for our iron ore business, we operate two distribution centers, one in Malaysia and one in Oman and we have long-term agreements with five ports in China, which also serve as distribution centers.

  In 2015, we launched the Brazilian blend fines (BRBF), a product resulting from blending fines from Carajás, which contain a higher concentration of iron and a lower concentration of silica in the ore, with fines from the Southern and Southeastern Systems, which contain a lower concentration of iron in the ore. The resulting blend offers strong performance in any kind of sintering operation. It is blended and sold in our Teluk Rubiah Maritime Terminal in Malaysia and in five distribution centers in China, which reduces the time to reach Asian markets and increases our distribution capillarity by using smaller vessels.

  •
  Europe—Our main competitors in the European market are Luossavaara Kiirunavaara AB ("LKAB"), ArcelorMittal Mines Canada Inc., Iron Ore Company of Canada ("IOC"), a subsidiary of Rio Tinto., Kumba Iron Ore Limited and Société Nationale Industrielle et Miniére ("SNIM"). We are competitive in the European market for the same reasons as in Asia, but also due to the proximity of our port facilities to European customers.

  •
  Brazil—The Brazilian iron ore market is also competitive, and includes several small iron ore producers. Some steel companies, including Gerdau S.A. ("Gerdau"), Companhia Siderúrgica Nacional ("CSN"), Vallourec Tubos do Brasil S.A., Usiminas and Arcelor Mittal, also have iron ore mining operations. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in the Brazilian market.

          With respect to pellets, our major competitors are LKAB, Iron Ore Company of Canada (IOC), Ferrexpo, Arcelor Mittal Mines Canada (former Quebec Cartier Mining Co.) and Bahrain Steel (former Gulf Industrial Investment Co.).

  1.2 Manganese ore and ferroalloys

  1.2.1 Manganese ore operations and production

          We conduct our manganese mining operations in Brazil through Vale S.A. and our wholly-owned subsidiaries Vale Manganês S.A. ("Vale Manganês") and MCR. Our mining operations are carried out under concessions from the federal government granted for an indefinite period. Our mines produce metallurgical ore, used primarily for the production of manganese ferroalloys, raw material to produce carbon and stainless steel.

Mining complex	Company	Location	Description/History	Mineralization	Operations	Power source	Access/ Transportation
Azul	Vale S.A.	State of Pará	Open-pit mining operations and on-site beneficiation plant.	High and medium-grade ores (22-53% manganese grade).	Crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	Manganese ore is transported by truck and EFC railroad to the Ponta da Madeira maritime terminal.
Morro da Mina	Vale Manganês	State of Minas Gerais	Open-pit mining operations and one major beneficiation plant. In January 2015, we suspended operations due to market conditions. In October 2016, we resumed operations to provide manganese ore to the Barbacena ferroalloy plant.	Medium and low-grade ores (an average content of 31% manganese grade).	Crushing, screening and dense-heavy medium separation DMS / HMS process producing lumps to the Barbacena ferroalloy plant.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported by trucks to the Barbacena ferroalloy plant.
Urucum	MCR	State of Mato Grosso do Sul	Underground mining operations and on-site beneficiation plant.	High-grade ores (an average content of 46% manganese grade).	Crushing and classification steps, producing lumps and fines.	Supplied through the national electricity grid. Acquired from regional utility companies.	Manganese ore is transported by barges traveling along the Paraguay and Paraná rivers to transhipper.

          The following table sets forth information about our manganese ore production, obtained after beneficiation process, and mass recovery for the year of 2016.

		Production for the year ended December 31,
					2016 process recovery
Mine	Type	2014	2015	2016
		(million metric tons)			(%)
Azul	Open pit	1.7	1.7	1.7	51.2
Morro da Mina(1)	Open pit	0.1	–	0.0	70.0
Urucum	Underground	0.6	0.7	0.7	82.0

Total		2.4	2.4	2.4

(1)
We suspended operations at Morro da Mina Mine in 2015 due to market conditions. We resumed operations in October 2016 to provide manganese ore to the Barbacena ferroalloy plant.

  1.2.2 Manganese ferroalloys operations and production

          We conduct our manganese ferroalloys business through our wholly-owned subsidiary Vale Manganês. The production of manganese ferroalloys consumes significant amounts of electricity, which is provided through power purchase agreements. For information on the risks associated with potential energy shortages, see Risk factors.

          We produce several types of manganese ferroalloys, such as high carbon and medium carbon ferro-manganese and ferro-silicon manganese.

Plant	Location	Description/History	Nominal capacity	Power source
Minas Gerais Plants	Cities of Barbacena and Ouro Preto	Barbacena has six furnaces, two of which are refining furnaces and a briquetting plant. Ouro Preto has three furnaces which are currently not operating.	Barbacena: 66,000 tons per year (54,000 tons per year of ferro-silicon manganese and 12,000 tons per year of ferro-manganese medium carbon).

Ouro Preto: 64,000 tons per year of ferro-silicon manganese.

Supplied through the national electricity grid. Acquired through power purchase agreements.
Bahia Plant	City of Simões Filho	Four furnaces, two converters and a sintering plant.	135,000 tons per year (42,000 tons per year of ferro-silicon manganese and 93,000 tons per year of high carbon ferro-manganese). The plant has a capacity to refine until 40,000 tons per year of ferro-manganese high carbon to produce ferro-manganese medium carbon alloy, according to market demand.	Supplied through the national electricity grid. Energy acquired from CHESF or through power purchase agreements.

          The following table sets forth information about our manganese ferroalloys production.

	Production for the year ended December 31(1),
Plant	2014	2015	2016
	(thousand metric tons)
Barbacena	50	6	48
Ouro Preto	8	1	–
Simões Filho	113	92	77

Total	171	99	124

(1)
Production figures reflect unfinished material, which is further processed by a crushing and screening facility. Average mass recovery in this process is 85%.

          We suspended operations at the Ouro Preto plant in February 2014, due to market conditions. In January 2015, the power purchase agreement pursuant to which we acquire energy for our Barbacena and Ouro Preto plants expired, and we also suspended operations in our Barbacena plant. The Barbacena plant resumed operations in February 2016. We are considering power supply alternatives to these plants, taking into consideration the energy prices and current market conditions for manganese ferroalloys.

  1.2.3 Manganese ore and ferroalloys: sales and competition

          The markets for manganese ore and ferroalloys are highly competitive. Competition in the manganese ore market takes place in two segments. High and medium-grade manganese ore competes on a global seaborne basis, while low-grade ore competes on a regional basis. For some manganese ferroalloys, high and medium-grade ore is mandatory, while for other ores are complementary. The main suppliers of high-grade ores are located in South Africa, Gabon, Australia and Brazil. The main producers of low-grade ores are located in the Ukraine, China, Ghana, Kazakhstan, India and Mexico.

          We compete in the seaborne market with both high- and medium-grade ores from Azul and Urucum mines, where we benefit from extensive synergies with our iron ore operations, from mine to rail to port to vessels operations. Our main competitors in this segment are South32 (Australia and South Africa) and Eramet (Gabon). Our low-grade ores are consumed internally in our ferroalloy smelters.

          The manganese ferroalloy market is characterized by a large number of participants who compete primarily on the basis of price. Our competitors are located principally in countries that produce manganese ore or carbon steel. Potential entrants and substitutes come from silicon or chrome ferroalloys, who can occasionally shift to manganese, and from electrolytic manganese producers. Competitors may be either integrated smelters like us, who feed manganese ore from their own mines, or non-integrated smelters. The principal competitive factors in this market are the costs of manganese ore, electricity, logistics and reductants such as coke, coal and charcoal. We compete with both stand-alone producers and integrated producers that also mine their own ore.

          Focusing mainly in the Brazilian and South American steelmaking customers, our ferroalloys operations also benefit from synergies with our iron ore sales, marketing, procurement and logistics activities. We buy our energy and coke supplies at reasonable market prices both though medium- and long-term contracts. Competitors in the Brazilian market are about a dozen smelters with capacities from five to 90 thousand tons per year, most non-integrated ones and some of them are customers of our manganese ores. We have a distinctive advantage in comparison to them in producing higher manganese content ferroalloys.

2.    Base metals

          2.1 Nickel

          2.1.1 Operations

          We conduct our nickel operations primarily through our wholly-owned subsidiary Vale Canada, which operates two nickel production systems, one in the North Atlantic region and the other in the Asia Pacific region. We also produce copper as a coproduct in our nickel operations in Canada and, through Vale S.A., operate a third nickel production system, Onça Puma, in the South Atlantic region. Our nickel operations are set forth in the following table.

Company/Mining System	Location	Description/History	Operations	Mining title	Power source	Access/Transportation
North Atlantic:
Vale Canada	Canada—Sudbury, Ontario	Integrated mining, milling, smelting and refining operations to process ore into finished nickel with a nominal capacity of 66,000 metric tons of refined nickel per year and additional nickel oxide feed for the refinery in Wales and our nickel plants in Asia. Mining operations in Sudbury began in 1885. We acquired the Sudbury operations in 2006.

•

Nickel. Primarily underground mining operations with nickel sulfide ore bodies, which also contain some copper, cobalt, PGMs, gold and silver. We also process external feeds from third parties and from our Voisey's Bay operation. We plan to cease processing Voisey's Bay feed in Sudbury during the year of 2017. In addition to producing finished nickel in Sudbury, we ship a nickel oxide intermediate product to our nickel refinery in Wales for processing to final products. We also have capabilities to ship nickel oxide to our Asian refineries. As part of our efforts to reduce sulfur dioxide and other air emissions to meet regulatory changes in Ontario and Manitoba, and to rationalize our smelting and refining assets across Canada, we will modify our processes including switching to a single flash furnace in Sudbury in 2017.

•

Copper. We produce two intermediate copper products, copper concentrate and copper anode, and we also produce a finished copper product, electrowon copper cathode. We will switch to a single flash furnace in Sudbury in 2017 and as a result, we will cease copper anode production resulting in increased production of copper concentrate and copper matte.

				Patented mineral rights with no expiration date; mineral leases expiring between 2017 and 2037; and mining licenses of occupation with indefinite expiration date(1).	Supplied by Ontario's provincial electricity grid and produced directly by Vale.	Located by the Trans-Canada highway and the two major railways that pass through the Sudbury area. Finished products are delivered to the North American market by truck. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) through both east and west coast Canadian ports.

Company/Mining System	Location	Description/History	Operations	Mining title	Power source	Access/Transportation
Vale Canada	Canada—Thompson, Manitoba	Integrated mining, milling, smelting and refining operations to process ore into finished nickel with a nominal capacity of 38,000 metric tons of refined nickel per year. We intend to phase out smelting and refining activities in Thompson by 2018. Thompson mineralization was discovered in 1956, and Thompson operations were acquired by us in 2006.

•

Nickel. Primarily underground mining operations with nickel sulfide ore bodies, which also contain some copper and cobalt. Local concentrate is combined with nickel concentrate from our Voisey's Bay operations for smelting and refining to high quality nickel plate product. We expect to decommission one of the two furnaces in Thompson in 2017 and the other in 2018. We also expect to cease processing Voisey's Bay feed in Thompson during the year of 2017. We plan to send the majority of the feed from Thompson to be refined in Long Harbour and Sudbury. We intend to phase out smelting and refining activities in Thompson by 2018, due primarily to the capital costs associated with the federal sulfur dioxide emission limits defined under the pollution prevention plan under the Canadian Environmental Protection Act (CEPA), as well as to declining feed availability. We have secured an extension for implementation of our current sulfur dioxide emission reduction plan, which permits smelting and refining through 2018, subject to negotiated emission limits.

				Order in Council leases expiring between 2020 and 2025; mineral leases expiring in 2034.	Supplied by Manitoba's provincial utility company.	Finished products are delivered to market by truck in North America. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) to final destination through both west coast and east coast Canadian ports.

Company/Mining System	Location	Description/History	Operations	Mining title	Power source	Access/Transportation
Vale Newfoundland & Labrador Limited	Canada—Voisey's Bay and Long Harbour, Newfoundland and Labrador	Integrated open-pit mining and milling operation at Voisey's Bay producing nickel and copper concentrates with refining of nickel concentrate at Long Harbour into finished metal products with an expected nominal capacity of approximately 50,000 metric tons of refined nickel per year upon ramp-up. Voisey's Bay's operations started in 2005 and was purchased by us in 2006.	Comprised of the Ovoid open pit mine, and deposits for underground operations at a later stage. We mine nickel sulfide ore bodies, which also contain copper and cobalt. The Long Harbour facility continued to ramp up in 2016. In 2016, Long Harbour facility only processed Voisey's Bay high-grade nickel concentrates and no longer nickel in matte from PTVI. In 2017, as a result of the continuing ramp-up of the Long Harbour nickel refinery, copper cathode and cobalt metal will be produced for the first time. The portion of mid-grade and high-grade concentrate not shipped to Long Harbour in 2017 will be shipped to our Sudbury and Thompson operations for final processing (smelting and refining) while copper concentrate will be sold to the market. Shipments of nickel concentrate to Sudbury and Thompson are expected to cease by the end of 2017. We expect the ramp-up to continue at Long Harbour until the end of 2018.	Mining lease expiring in 2027, with a right of further renewals for 10-year periods.	Power at Voisey's Bay is 100% supplied through Vale owned diesel generators. Power at the Long Harbour refinery is supplied by the Newfoundland and Labrador provincial utility company.	The nickel and copper concentrates from Voisey's Bay are transported to the port by haulage trucks and then shipped by drybulk vessels to either overseas markets or to our Long Harbour and other Canadian operations for further refining.
Vale Europe Limited	U.K.—Clydach, Wales	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 40,000 metric tons per year. The Clydach refinery commenced operations in 1902 and was acquired by us in 2006.	Processes a nickel intermediate product, nickel oxide, supplied from our Sudbury and Matsuzaka operations to produce finished nickel in the form of powders and pellets.	–	Supplied through the national electricity grid.	Transported to final customer in the UK and continental Europe by truck. Products for overseas customers are trucked to the ports of Southampton and Liverpool and shipped by ocean container.

Company/Mining System	Location	Description/History	Operations	Mining title	Power source	Access/Transportation
Asia Pacific
PT Vale Indonesia Tbk ("PTVI")	Indonesia—Sorowako, Sulawesi	Open cast mining area and related processing facility (producer of nickel matte, an intermediate product) with a nominal capacity of approximately 80,000 metric tons of nickel in matte per year. PTVI's shares are traded on the Indonesia Stock Exchange. We indirectly hold 59.2% of PTVI's share capital, Sumitomo Metal Mining Co., Ltd ("Sumitomo") holds 20.2%, Sumitomo Corporation holds 0.1% and the public holds 20.5%. PTVI was established in 1968, commenced its commercial operations in 1978 and was acquired by us in 2006.	PTVI mines nickel laterite ore and produces nickel matte, which is shipped primarily to our nickel refinery in Japan. Pursuant to life-of-mine off-take agreements, PTVI sells 80% of its production to our wholly-owned subsidiary Vale Canada and 20% of its production to Sumitomo.	Contract of work expiring in 2025, entitled to two consecutive ten-year extensions, subject to approval of the Indonesian government. See Regulatory matters—Mining rights and regulation of mining activities.	Produced primarily by PTVI's low cost hydroelectric power plants on the Larona River (there are currently three facilities). PTVI has thermal generating facilities in order to supplement its hydroelectric power supply with a source of energy that is not subject to hydrological factors.	Trucked approximately 55 km to the river port at Malili and then loaded onto barges in order to load break-bulk vessels for onward shipment.
Vale Nouvelle- Calédonie S.A.S ("VNC")	New Caledonia—Southern Province	Mining and processing operations (producer of nickel oxide, nickel hydroxide and cobalt carbonate). We hold 95% of VNC's shares and the remaining 5% is held by Société de Participation Minière du Sud Caledonien SAS ("SPMSC") SPMSC has an obligation to increase its stake in VNC to 10% within two years after the startup of commercial production.	We are currently ramping up our nickel operation in New Caledonia. VNC utilizes a High Pressure Acid Leach ("HPAL") process to treat limonitic laterite and saprolitic laterite ores. We expect to continue to ramp-up VNC over the next four years to reach nominal production capacity of 57,000 metric tons per year of nickel contained in nickel oxide, which will be further processed in our refineries in Asia, and hydroxide cake form (IPNM), and 4,500 metric tons of cobalt in carbonate form.	Mining concessions expiring between 2017 and 2051(3).	Supplied through the national electricity grid and by independent producers.	Products are packed into containers and are trucked approximately 4 km to Prony port and shipped by ocean container.

Company/Mining System	Location	Description/History	Operations	Mining title	Power source	Access/Transportation
Vale Japan Limited	Japan—Matsuzaka	Stand-alone nickel refinery (producer of intermediate and finished nickel), with a nominal capacity of 60,000 metric tons per year. We own 87.2% of the shares, and Sumitomo owns the remaining shares. The refinery was built in 1965 and was acquired by us in 2006.	Produces intermediate products for further processing in our refineries in Asia and the UK, and finished nickel products using nickel matte sourced from PTVI.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Products trucked over public roads to customers in Japan. For overseas customers, the product is loaded into containers at the plant and shipped from the ports of Yokkaichi and Nagoya.
Vale Taiwan Limited	Taiwan—Kaoshiung	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 18,000 metric tons per year. The refinery commenced production in 1983 and was acquired by us in 2006.	Produces finished nickel for the stainless steel industry, primarily using intermediate products from our Matsuzaka and New Caledonian operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Trucked over public roads to customers in Taiwan. For overseas customers, the product is loaded into containers at the plant and shipped from the port of Kaoshiung.
Vale Nickel (Dalian) Co., Ltd	China—Dalian, Liaoning	Stand-alone nickel refinery (producer of finished nickel), with nominal capacity of 32,000 metric tons per year. We own 98.3% of the shares and Ningbo Sunhu Chemical Products Co., Ltd. owns the remaining 1.7%. The refinery commenced production in 2008.	Produces finished nickel for the stainless steel industry, primarily using intermediate products from our Matsuzaka and New Caledonian operations.	–	Supplied through the national electricity grid. Acquired from regional utility companies.	Product transported over public roads by truck and by railway to customers in China. It is also shipped in ocean containers to overseas and some domestic customers.
South Atlantic
Vale/Onça Puma	Brazil—Ourilândia do Norte, Pará	Mining and smelting operation producing a high quality ferronickel for application within the stainless steel industry.	The Onça Puma mine is built on lateritic nickel deposits of saprolitic laterite ore. The operation produces ferronickel via the rotary kiln-electric furnace process. We are currently operating with a single line, with nominal capacity estimated at 27,000 metric tons per year. We will evaluate opportunities to restart the second line operations in light of market conditions and the associated business case.	Mining concession for indefinite period.	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	The ferro-nickel is transported by truck to the Vila do Conde maritime terminal in the Brazilian state of Pará, and exported in ocean containers.

(1)
In Sudbury, ten mining leases are scheduled to expire in 2017. We have submitted applications for renewal of these leases and the approval process is ongoing. We can continue to operate while the approval process is ongoing.
(2)
In March 2016, Vale Canada purchased the entire equity interest in VNC held by Sumic, a joint venture between Sumitomo and Mitsui. In April 2017, Vale Canada will pay to Sumic the share purchase price of US$135 million and repay a total amount of US$225 million in debt funding provided by Sumic to VNC.
(3)
VNC has requested a renewal of concessions that were scheduled to expire in 2015 and 2016. We can continue to operate while the approval process is ongoing.

  2.1.2 Production

          The following table sets forth our annual mine production by operating mine (or, on an aggregate basis in the case of the Sulawesi operating areas operated by PTVI in Indonesia, because it is organized by mining areas rather than individual mines) and the average percentage grades of nickel and copper. The mine production at Sulawesi represents the product from PTVI's screening station delivered to PTVI's processing plant and does not include nickel losses due to drying and smelting. For our Sudbury, Thompson and Voisey's Bay operations, the production and average grades represent the mine product delivered to those operations' respective processing plants and do not include adjustments due to beneficiation, smelting or refining. For Onça Puma's operation, in Brazil and VNC's operation, in New Caledonia, the production and average grade represents in-place ore production and does not include losses due to processing.

	2014(1)			2015(1)			2016(1)
		Grade			Grade			Grade
	Production	Copper	Nickel	Production	Copper	Nickel	Production	Copper	Nickel
Ontario operating mines
Copper Cliff North	1,053	1.45	1.34	1,138	1.42	1.38	979	1.44	1.26
Creighton	903	1.81	2.47	774	2.00	2.33	832	2.17	2.76
Stobie	2,089	0.58	0.66	1,471	0.63	0.73	1,373	0.57	0.64
Garson	678	1.39	1.75	778	1.39	1.94	711	1.34	1.91
Coleman	1,385	3.10	1.52	1,309	2.95	1.56	1,209	3.76	1.47
Ellen	181	0.62	1.07	165	0.70	0.95	75	0.42	0.88
Totten	303	1.98	1.50	528	1.88	1.62	671	1.86	1.43

Total Ontario operations	6,591	1.57	1.36	6,164	1.64	1.46	5,850	1.84	1.47

Manitoba operating mines
Thompson	1,184	–	1.95	1,163	–	1.82	1,140	–	1.97
Birchtree	545	–	1.39	564	–	1.47	503	–	1.36

Total Manitoba operations	1,729	–	1.78	1,727	–	1.71	1,643	–	1.78

Voisey's Bay operating mines
Ovoid	2,243	1.54	2.58	2,328	1.51	2.57	2,392	1.44	2.62

Sulawesi operating mining areas
Sorowako	4,391	–	1.99	4,694	–	1.99	4,708	–	1.93

New Caledonia operating mines
VNC	2,134	–	1.44	2,561	–	1.41	2,919	–	1.53

Brazil operating mines
Onça Puma	1,358	–	2.19	1,024	–	2.13	1,710	–	2.04

(1)
Production is stated in thousands of metric tons. Grade is % of copper or nickel, respectively.

          The following table sets forth information about our nickel production, including: nickel refined through our facilities and intermediates designated for sale. The numbers below are reported on a contained nickel ore-source basis.

		Finished production by ore source for the year ended December 31,
Mine	Type	2014	2015	2016
		(thousand metric tons contained nickel)
Sudbury	Underground	64.3	54.4	80.4
Thompson	Underground	26.1	24.8	26.5
Voisey's Bay(1)	Open pit	48.3	53.0	49.0
Sorowako(2)	Open cast	78.7	79.5	81.1
Onça Puma	Open pit	21.4	24.4	24.1
New Caledonia(3)	Open pit	18.7	26.9	34.3
External(4)	–	17.5	27.6	15.6

Total(5)		274.9	290.6	311.0

(1)
Includes finished nickel produced at Long Harbour, Sudbury and Thompson.
(2)
These figures have not been adjusted to reflect our ownership. We have a 59.2% interest in PTVI, which owns the Sorowako mines.
(3)
These figures have not been adjusted to reflect our ownership. We have a 95.0% interest in VNC.
(4)
Finished nickel processed at our facilities using feeds purchased from unrelated parties.
(5)
These figures do not include tolling of feeds for unrelated parties.

  2.1.3 Customers and sales

          Our nickel customers are broadly distributed on a global basis. In 2016, 47% of our refined nickel sales were delivered to customers in Asia, 27% to Europe, 24% to North America and 1% to other markets. We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts generally provide stable demand for a significant portion of our annual production.

          Nickel is an exchange-traded metal, listed on the London Metal Exchange ("LME") and Shanghai Futures Exchange ("SHFE"), and most nickel products are priced according to a discount or premium to the LME price, depending primarily on the nickel product's physical and technical characteristics. Our finished nickel products represent what is known in the industry as "primary" nickel, meaning nickel produced principally from nickel ores (as opposed to "secondary" nickel, which is recovered from recycled nickel-containing material). Finished primary nickel products are distinguishable in terms of the following characteristics, which determine the product price level and the suitability for various end-use applications:

  •
  nickel content and purity level: (i) intermediates have various levels of nickel content, (ii) nickel pig iron has 1.5-15% nickel, (iii) ferro-nickel has 15-40% nickel, (iv) refined nickel with less than 99.8% nickel, including products such as Tonimet™ and Utility™ nickel, (v) standard LME grade nickel has a minimum of 99.8% nickel, and (vi) high purity nickel has a minimum of 99.9% nickel and does not contain specific elemental impurities;

  •
  shape (such as pellets, discs, squares, and strips); and

  •
  size (from sub-micron powder particles to large full sized cathodes)

          In 2016, the principal end-use applications for nickel were:

  •
  stainless steel (69% of global nickel consumption);

  •
  non-ferrous alloys, alloy steels and foundry applications (18% of global nickel consumption);

  •
  nickel plating (7% of global nickel consumption); and

  •
  specialty applications, such as batteries, chemicals and powder metallurgy (6% of global nickel consumption).

          In 2016, 58% of our refined nickel sales were made into non-stainless steel applications, compared to the industry average for primary nickel producers of 30%. This brings more diversification and sales volume stability to our nickel revenues. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

          We offer sales and technical support to our customers on a global basis through an established marketing network headquartered at our head office in Toronto (Canada). We have a well-established global marketing network for finished nickel, based at our head office in Toronto (Canada). We also have sales and technical support distributed around the world with primary back offices in Singapore and Toronto (Canada) and have sales managers located in St.Prex (Switzerland), Saddle Brook, New Jersey (United States) and at several sites throughout Asia. For information about demand and prices, see Operating and financial review and prospects—Major factors affecting prices.

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

          Our nickel deliveries represented 16% of global consumption for primary nickel in 2016. In addition to us, the largest mine-to-market integrated suppliers in the nickel industry (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Nornickel, Glencore, Jinchuan Nonferrous Metals Corporation and Sumitomo Metal Mining Co. Ltd. Together with us, these companies accounted for about 38% of global refined primary nickel production in 2016.

          While stainless steel production is a major driver of global nickel demand, stainless steel producers can obtain nickel with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. See Operating and Financial Review and Prospects—Major factors affecting prices—Nickel.

          Competition in the nickel market is based primarily on quality and reliability of supply and price. We believe our operations are competitive in the nickel market because of the high quality of our nickel products and our relatively low production costs.

          2.2    Copper

          2.2.1    Operations

          We conduct our copper operations at the parent-company level in Brazil and through our subsidiaries in Canada.

Mining complex/Location	Location	Description/History	Mineralization/Operations	Mining title	Power source	Access/Transportation
Brazil:
Vale/Sossego	Carajás, state of Pará.	Two main copper ore bodies, Sossego and Sequeirinho, and a processing facility to concentrate the ore. Sossego was developed by Vale. Production started in 2004 and has a nominal capacity of 100,000 tpy of copper in concentrates.	The copper ore is mined using the open-pit method, and the run-of-mine is processed by means of standard primary crushing and conveying, SAG milling (a semi-autogenous mill that uses a large rotating drum filled with ore, water and steel grinding balls to transform the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.	Mining concession for an indefinite period.	Supplied through the national electricity grid. Produced directly by Vale or acquired through power purchase agreements.	We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Itaqui Port in São Luís, in the Brazilian state of Maranhão. We constructed an 85-kilometer road to link Sossego to Parauapebas.
Vale/Salobo	Carajás, state of Pará.	Salobo I processing plant started production in 2012 and has a total capacity of 100,000 tpy of copper in concentrates. The open pit mine and mill concluded their ramp up in the fourth quarter of 2016 to a capacity of 200,000 tpy of copper in concentrates with the full implementation of Salobo II expansion.	Our Salobo copper mine is mined using the open-pit method, and the run-of-mine is processed by means of standard primary and secondary crushing, conveying, roller press grinding, ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.	Mining concession for an indefinite period.	Supplied through the national electricity grid. Acquired through power purchase agreements.	We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Itaqui Port in São Luís, in the Brazilian state of Maranhão. We constructed a 90-kilometer road to link Salobo to Parauapebas.

Mining complex/Location	Location	Description/History	Mineralization/Operations	Mining title	Power source	Access/Transportation
Canada:
Vale Canada	Canada—Sudbury, Ontario	See —Base metals—Nickel—Operations
Vale Canada/ Voisey's Bay	Canada—Voisey's Bay, Newfoundland and Labrador	See —Base metals—Nickel—Operations
Zambia:
Lubambe	Zambian Copperbelt	Lubambe copper mine, which includes an underground mine, plant and related infrastructure. Teal Minerals ("TEAL") (our 50/50 joint venture with African Rainbow Minerals ("ARM")) has an 80% indirect stake in Lubambe. ZCCM Investments Holdings PLC holds the remaining (20%) stake.	Nominal production capacity of 45,000 metric tons per year of copper in concentrates. Production started in October 2012.	Mining concessions expiring in 2033.	Long-term energy supply contract with Zesco (Zambian state owned power supplier).	Copper concentrates are transported by truck to local smelters.

  2.2.2 Production

          The following table sets forth our annual mine production in our Salobo and Sossego mines and the average percentage grades of copper. The production and average grade represents in-place ore production and does not include losses due to processing. For the annual production of copper as a coproduct in our nickel operations, see—Base metals—Nickel—Production.

	2014(1)		2015(1)		2016(1)
	Production	Grade	Production	Grade	Production	Grade
Brazil
Sossego	15,105	0.86	12,857	0.93	12,687	0.82
Salobo	18,644	0.84	44,296	0.62	57,279	0.62

Total	33,749	0.85	57,153	0.69	69,966	0.66

(1)
Production is stated in thousands of metric tons. Grade is % of copper.

          The following table sets forth information on our copper production.

		Finished production by ore source for the year ended December 31,
Mine	Type	2014	2015	2016
		(thousand metric tons)
Brazil:
Salobo	Open pit	98	155	176
Sossego	Open pit	110	104	93
Canada: (as coproduct of nickel operations)
Sudbury	Underground	98	98	122
Voisey's Bay	Open pit	33	32	32
Thompson	Underground	2	1	3
External(1)	–	29	23	21
Zambia:
Lubambe(2)	Underground	10	10	8

Total		380	424	453

(1)
We process copper at our facilities using feed purchased from unrelated parties.
(2)
Vale's attributable production capacity of 40%, which represents 80% of indirect interest through our 50% participation.

  2.2.3 Customers and sales

          We sell copper concentrates from Sossego and Salobo under medium and long-term contracts to copper smelters in Europe, India and Asia. We have medium-term copper supply agreements with Glencore Canada Corporation for part of the copper concentrates produced in Sudbury, which are also sold under long-term contracts in Europe and Asia. We sell copper concentrates from Voisey's Bay under long-term contracts to customers in Europe and electrowon copper from Sudbury in North America under short-term sales agreements.

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

          In the copper concentrate market, mining occurs on a global basis with a predominant share from South America, while consumers are custom smelters located mainly in Europe and Asia. Competition in the custom copper concentrate market occurs mainly on a global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are Glencore, BHP Billiton, Freeport McMoRan, Codelco, Anglo American and Antofagasta plc operating at the parent-company level or through subsidiaries. Our market share in 2016 was about 4% of the total custom copper concentrate market.

          The copper anode/blister market is very limited; generally, anodes are produced to supply each company's integrated refinery. The trade in anodes/blister is limited to those facilities that have more smelting capacity than refining capacity or to those situations where logistics cost savings provide an incentive to source anodes from outside smelters. The largest competitors in the copper anode market in 2016 included Glencore, First Quantum Minerals Ltd, Codelco, and China Nonferrous Metals, operating at the parent-company level or through subsidiaries.

  2.3 PGMs and other precious metals

          As byproducts of our Sudbury nickel operations in Canada, we recover significant quantities of PGMs, as well as small quantities of gold and silver. We operate a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products using feed from our Sudbury operation. We have a refinery in Acton, England, where we process our intermediate products, as well as feeds purchased from unrelated parties and toll-refined materials. In 2016, PGM concentrates from our Canadian operations supplied about 88% of our PGM production, which also includes metals purchased from unrelated parties. Our base metals marketing department sells our own PGMs and other precious metals, as well as products from unrelated parties and toll-refined products, on a sales agency basis. Our copper concentrates from our Salobo and Sossego mines in Carajás, in the Brazilian state of Pará, also contain gold, the value of which we realize in the sale of those products.

          In February 2013, we sold to Silver Wheaton 25% of the gold produced as a byproduct at our Salobo copper mine, in Brazil, for the life of that mine, and 70% of the gold produced as a byproduct at our Sudbury nickel mines, in Canada, for 20 years. In each of March 2015 and August 2016, we sold to Silver Wheaton an additional 25% of the gold produced as a byproduct at our Salobo copper mine. In consideration for the August 2016 sale, we received an initial cash payment of US$800 million, an option value of approximately US$23 million from a reduction of the exercise price of the warrants of Silver Wheaton held by Vale since 2013, and ongoing payments of the lesser of US$400 per ounce (subject to a 1% annual inflation adjustment starting January 1, 2019) and the prevailing market price, for each ounce of gold that we deliver under the agreement. We may receive an additional cash payment if we expand our capacity to process Salobo copper ores to more than 28 Mtpy before 2036. The additional cash payment may range from US$113 million to US$953 million, depending on ore grade, timing and size of the expansion. See Business overview—Significant changes in our business. Pursuant to the gold stream contract, Silver Wheaton received 247,287 oz. of gold in 2016.

          The following table sets forth information on the contained volume of precious metals as a byproduct of our production of nickel and copper concentrates.

Mine	Type	2014	2015	2016
		(thousand troy ounces of contained metal)
Sudbury(1):
Platinum	Underground	182	154	166
Palladium	Underground	398	341	322
Gold(2)	Underground	83	89	98
Salobo:
Gold(2)	Open pit	160	251	317
Sossego:
Gold	Open pit	78	80	67

(1)
Includes metal produced from unrelated parties feed purchases. Includes Ontario (Canada) and Acton (England) production. Excludes tolling from unrelated parties.
(2)
Figures represent 100% of Salobo and Sudbury contained volume of gold as a byproduct of our production of nickel and copper concentrates and do not deduct the portion of the gold sold to Silver Wheaton.

  2.4 Cobalt

          We recover significant quantities of cobalt as a byproduct of our nickel operations. In 2016, we produced 1,851 metric tons of refined cobalt metal at our Port Colborne refinery, 3,188 metric tons of cobalt in a cobalt-based intermediate product at our nickel operations in New Caledonia, and our remaining cobalt production consisted of 761 metric tons of cobalt contained in other intermediate products (such as nickel concentrates). As a result of the ramp-up of VNC operations in New Caledonia, our production of cobalt intermediate as a byproduct of our nickel production is increasing. We sell cobalt on a global basis. Our cobalt metal is electro-refined at our Port Colborne refinery and has very high purity levels (99.8%) meeting the LME contract specification. Cobalt metal is used in the production of various alloys, particularly for aerospace applications, as well as the manufacture of cobalt-based chemicals. In 2016, Long Harbour produced a cobalt intermediate with the operation expected to begin producing high quality cobalt metal in 2017.

          The following table sets forth information on our cobalt production.

		Finished production by ore source for the year ended December 31,
Mine	Type	2014	2015	2016
		(contained metric tons)
Sudbury	Underground	833	751	882
Thompson	Underground	489	365	700
Voisey's Bay	Open pit	952	849	887
New Caledonia	Open pit	1,384	2,391	3,188
Others(1)	–	84	177	143

Total		3,743	4,533	5,799

(1)
These figures do not include tolling of feeds for unrelated parties. Includes cobalt processed at our facilities using feeds purchased from unrelated parties and, for 2016, also includes 24 tonnes of ore sourced by PTVI.

3. Coal

          3.1 Operations

          We produce metallurgical and thermal coal through our subsidiary Vale Moçambique, which operates the Moatize mine. We also have a minority interest in a Chinese company, Henan Longyu Energy Resources Co., Ltd. ("Longyu"). In November 2016, we sold our coal operation in Carborough Downs in Australia.

          In September 2016, we agreed with Mitsui the new terms of our partnership in coal assets in Mozambique. Under the new terms, Mitsui agreed to pay us an amount of up to US$450 million, consisting of: (i) an aggregate of US$255 million for 15% of Vale's 95% stake in the Moatize coal mine and (ii) an additional amount of up to US$195 million, subject to certain conditions, including mine performance. Mitsui will also contribute an amount of approximately US$348million for a 50% stake of Nacala Logistics Corridor and extend a long-term facility of US$165 million to Nacala Logistics Corridor. We completed the equity transaction with Mitsui on March 27, 2017. The total value of the transaction will be approximately US$770 million, including all amounts mentioned above except the additional amount of up to US$195 million, which is subject to certain conditions, such as mining performance, still to be satisfied. From these US$770 million, we received US$733 million upon completion of the equity transaction on March 27, 2017, and we expect to receive the remainder upon closing of the project financing, which is expected to occur during 2017. If the project financing is not signed before the end of 2017, Mitsui has certain rights to transfer its participation in the Moatize coal mine and the Nacala Logistics Corridor back to us.

Company/Mining complex	Location	Description/History	Mineralization/ Operations	Mining title	Power source	Access/ Transportation
Vale Moçambique
Moatize	Tete, Mozambique	Open-cut mine, which was developed directly by Vale. Operations started in August 2011 and are expected to reach a nominal production capacity of 22 Mtpy, considering the Moatize expansion, comprised of metallurgical and thermal coal and the Nacala Logistics Corridor ramp up. Vale has an indirect 95.0% stake, and the remaining is owned by Empresa Moçambicana de Exploração Mineira, S.A. Upon conclusion of the partnership agreement, Mitsui will acquire 15% of our stake in Vale Moçambique.	Produces metallurgical and thermal coal. Moatize's main branded product is the Chipanga premium hard coking coal, but there is operational flexibility for multiple products. The optimal product portfolio will come as a result of market trials. Coal from the mines is currently processed at a CHPP with a capacity of 4,000 metric tons per hour. An additional CHPP began production in August 2016, which increased feed capacity by additional 4,000 metric tons per hour.	Mining concession expiring in 2032, renewable thereafter.	Supplied by local utility company. Back up supply on site.	The coal is transported from the mine to the Beira Port by the Linha do Sena railway and, since January 2016, to the port at Nacala-à-Velha via the Nacala Logistics Corridor.

  3.2 Production

          The following table sets forth information on our marketable coal production.

		Production for the year ended December 31,
Operation	Mine type	2014	2015	2016
		(thousand metric tons)
Metallurgical coal:
Moatize(1)	Open-cut	3,124	3,401	3,480

Thermal coal:
Moatize(1)	Open-cut	1,784	1,559	2,012

(1)
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

          The demand for steel, especially in Asia, underpins demand for metallurgical coal, while demand for electricity underpins demand for thermal coal. We expect some increase in coal supply from the United States, Canada and Australia, driven by increased prices in the second half of 2016, which would thus rebalance the market following the price increases caused by China intervention policies relating to domestic coal production.

          Competitiveness in the coal industry is based primarily on the economics of production costs, coal quality, transportation costs and proximity to the market. Our key competitive strengths are completion of a new and competitive transportation corridor, the proximity to the Atlantic and Indian markets (as compared to our main competitors) and the size and quality of our reserves.

          Major participants in the seaborne coal market are subsidiaries, affiliates and joint ventures of BHP Billiton, Glencore, Anglo American, Rio Tinto, Teck, Peabody, PT Adaro Energy and the Shenhua Group, among others.

4. Infrastructure

  4.1 Logistics

          We have developed our logistics business based on the transportation needs of our mining operations and we also provide transportation services for other customers. We conduct our logistics businesses at the parent-company level and through subsidiaries and joint ventures, as set forth in the table below.

			Our share of capital
Company	Business	Location	Voting	Total	Partners
			(%)
Vale	Railroad (EFVM and EFC), port and maritime terminal operations	Brazil	–	–	–
VLI(1)	Railroad, port, inland terminal and maritime terminal operations. Holding of certain general cargo logistics assets	Brazil	37.6	37.6	FI-FGTS, Mitsui and Brookfield
MRS	Railroad operations	Brazil	46.75	48.12	CSN, Congonhas Minérios, Usiminas Participações e Logísticas, Gerdau, Railvest Investments and public investors.
CPBS	Port and maritime terminal operations	Brazil	100	100	–
PTVI	Port and maritime terminal operations	Indonesia	59.2	59.2	Sumitomo, public investors
Vale Logística Argentina	Port operations	Argentina	100	100	–
CEAR(2)(4)	Railroad	Malawi	43.4	43.4	Portos e Caminhos de Ferro de Moçambique, E.P.
CDN(3)(4)	Railroad and maritime terminal operations	Mozambique	43.4	43.4	Portos e Caminhos de Ferro de Moçambique, E.P.
CLN(4)	Railroad and port operations	Mozambique	80.0	80.0	Portos e Caminhos de Ferro de Moçambique, E.P.
Vale Logistics Limited ("VLL")(4)	Railroad operations	Malawi	100	100	–
Transbarge Navegación	Paraná and Paraguay Waterway System (Convoys)	Paraguay	100	100	–
VNC	Port and maritime terminal operations	New Caledonia	95.0	95.0	SPMSC
VMM	Port and maritime terminal operations	Malaysia	100	100	–
Vale Newfoundland & Labrador Limited	Port operations	Voisey's Bay and Long Harbour, in Newfoundland and Labrador	100	100	–
Vale Oman Distribution Center LLC	Port and maritime terminal operations	Oman	100	100	–

(1)
BNDES holds debentures issued by Vale that are exchangeable into part of Vale's stake in VLI. Vale's equity interests in VLI may be reduced by up to 8% if BNDES exercises its rights under those debentures.
(2)
Vale controls its interest in CEAR through an 85% interest in Sociedade de Desenvolvimento do Corredor de Nacala ("SDCN"), which owns 51% of CEAR.
(3)
Vale controls its interest in CDN through an 85% interest in SDCN, which owns 51% of CDN.
(4)
Upon completion of the transaction with Mitsui, we will hold indirectly 42.5% of the voting and total capital of CEAR, 42.5% of the voting and total capital of CDN, 50% of the voting and total capital of CLN and 50% of the voting and total capital of VLL.

  4.1.1 Railroads

  Brazil

          Vitória a Minas railroad ("EFVM").    The EFVM railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais to the Tubarão Port, in Vitória, in the Brazilian state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The EFVM railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located in this area and major agricultural regions are also accessible to it. VLI has rights to use railroad transportation capacity on our EFVM railroad. In 2016, the EFVM railroad transported a daily average of 329.3 thousand metric tons of iron ore and 61.1 thousand metric tons of other cargo. The EFVM railroad also carried one million passengers in 2016. In 2016, we had a fleet of 325 locomotives and 19,135 wagons at EFVM, which were operated by Vale and third parties.

          Carajás railroad ("EFC").    The EFC railroad links our Northern System mines in the Carajás region in the Brazilian state of Pará to the Ponta da Madeira maritime terminal, in São Luis, in the Brazilian state of Maranhão. We operate the EFC railroad under a 30-year renewable concession, which expires in 2027. EFC extends for 997 kilometers from our Carajás mines to our Ponta da Madeira maritime terminal complex facilities located near the Itaqui Port. Its main cargo is iron ore, principally carried for us. VLI has rights to use railroad transportation capacity on our EFC railroad. In 2016, the EFC railroad transported a daily average of 419 thousand metric tons of iron ore and 22.8 thousand metric tons of other cargo. EFC also carried 293 thousand passengers in 2016. EFC supports the largest train, in terms of capacity, in Latin America, which measures 3.5 kilometers, weighs 42.01 thousand gross metric tons when loaded and has 330 cars. In 2016, EFC had a fleet of 289 locomotives and 18,135 wagons, which were operated by Vale and third parties.

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

          VLI.    VLI provides integrated logistics solutions through 7,935 kilometers of railroads in Brazil (FCA and FNS), eight inland terminals with a total storage capacity of 795,000 tons and three maritime terminals and ports operations. We hold a 37.6% stake in VLI, and are party to a shareholders' agreement with FI-FGTS, Mitsui and Brookfield, which hold the remaining equity interests in VLI. VLI's main assets are:

  •
  Ferrovia Centro-Atlântica ("FCA").  Central-east regional railway network of the Brazilian national railway system, held under a 30-year renewable concession, which expires in 2026. The central east network has 7,215 kilometers of track, extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro, Goiás and the Federal District of Brazil;

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

  •
  Right to use capacity of our EFVM and EFC railroads for general cargo; and

  •
  Right to use capacity of our Tubarão e Praia Mole terminals for general cargo.

          In 2016, VLI transported a total of 31.98 billion ntk of general cargo, including 19.53 billion ntk from FCA and FNS and 12.45 billion ntk through operational agreements with Vale.

          MRS Logística S.A. ("MRS").    The MRS railroad is 1,643 kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. In 2016, the MRS railroad transported a daily average of 338.8 thousand metric tons of iron ore and 122.0 thousand metric tons of other cargo.

  Africa

          We are concluding the ramp up of the Nacala Corridor, which connects the Moatize mine to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique, and which crosses into the Republic of Malawi. The Nacala Corridor consists of railway and port infrastructure, including greenfield and rehabilitation of existing railways in Mozambique and Malawi and a new coal port terminal in Mozambique. The Nacala Corridor will allow for the expansion of the Moatize mine and support our operations in Southeastern Africa. In Mozambique, we are operating under two concession agreements, one related to the Mozambican greenfield railway and another related to the newly constructed coal port, both held by our subsidiary Corredor Logístico Integrado de Nacala S.A. ("CLN"), which will expire in 2042, subject to renewal. We have also rehabilitated existing railroads under a concession held by our subsidiary Corredor de Desenvolvimento do Norte S.A. ("CDN"), which will expire in 2035. In Malawi, we are operating under a concession held by our subsidiary Vale Logistics Limited ("VLL"), which will expire in 2046, subject to renewal, and we have also rehabilitated existing railroads under a concession held by our subsidiary, Central East African Railway Company Limited ("CEAR"), which was extended in 2013 for a 30-year period from the commencement of rail services under VLL's greenfield railway concession.

          In November 2016, we agreed the new terms of our partnership in coal assets in Mozambique with Mitsui. Under these new terms, Mitsui will contribute an amount of approximately US$348 million for a 50% stake of Nacala Logistics Corridor and extend a long-term facility of US$165 million to Nacala Logistics Corridor. The completion of the equity transaction is subject to certain conditions precedent, including certain conditions precedents relating to the completion of a project financing in the expected amount of US$2.7 billion.

  4.1.2 Ports and maritime terminals

  Brazil

          We operate a port and maritime terminals principally as a means to complete the delivery of our iron ore and iron ore pellets to bulk carrier vessels serving the seaborne market. See Ferrous minerals—Iron ore and iron ore pellets—Iron ore operations. We also use our port and terminals to handle customers' cargo.

          Tubarão and Praia Mole Ports.    The Tubarão Port, which covers an area of 18 square kilometers, is located near the Vitória Port in the Brazilian state of Espírito Santo and contains the iron ore maritime terminal and the general cargo terminals (Terminal de Granéis Líquidos and the Terminal de Produtos Diversos). The Praia Mole port is also located near the Vitória Port.

  •
  The iron ore maritime terminal has two piers. From this terminal in the Tubarão Port, we export mostly iron ore produced from our Southeastern system. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 210,000 DWT on the northern side. Pier II can accommodate one vessel of up to 405,000 DWT at a time, limited at 23 meters draft. In Pier I there are two ship loaders, which can load up to 13,500 metric tons per hour each. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour continuously. In 2016, 100.7 million metric tons of iron ore and iron ore pellets were shipped through the terminal for us. The iron ore maritime terminal has a storage yard with a capacity of 3.42 million metric tons.

  •
  The Terminal de Produtos Diversos handled 7.0 million metric tons of grains and fertilizers in 2016. VLI has the right to use the capacity of the Terminal de Produtos Diversos.

  •
  The Terminal de Granéis Líquidos handled 531 thousand metric tons of fuel in 2016. VLI has the right to use the capacity of the Terminal de Granéis Líquidos.

  •
  The Praia Mole terminal is principally a coal terminal and handled 10.8 million metric tons of coal and other related cargo in 2016. VLI has the right to use the capacity of the Praia Mole terminal.

          Ponta da Madeira maritime terminal.    Our Ponta da Madeira maritime terminal is located near the Itaqui Port, in the Brazilian state of Maranhão. Pier I can accommodate vessels of up to 420,000 DWT and has a maximum loading rate of 16,000 tons per hour. Pier III, which has two berths and three shiploaders, can accommodate vessels of up to 210,000 DWT at the south berth and 180,000 DWT at the north berth (or two vessels of 180,000 DWT simultaneously), subject to tide conditions, and has a maximum loading rate of 8,000 metric tons per hour in each shiploader. Pier IV (south berth) is able to accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 tons per hour. Pier IV (north berth) is able to accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 tons per hour. In 2016, Pier IV (north berth) performed pre-tests for a subsequent request for the definitive authorization to operate. Cargo shipped through our Ponta da Madeira maritime terminal consists of the Northern system production of iron ore and manganese. In 2016, 149.0 million metric tons of iron ore were handled through the terminal. The Ponta da Madeira maritime terminal has a storage yard with a static capacity of 7.7 million tons, which will be expanded to 10.7 million tons. VLI currently handles and stores fertilizers, grain, pig iron and manganese ore, which are then shipped through the Itaqui Port.

          Itaguaí maritime terminal—Cia.    Portuária Baía de Sepetiba ("CPBS"). From this terminal we mostly export iron ore from our Southern system. CPBS is a wholly-owned subsidiary that operates the Itaguaí terminal, at the Itaguaí Port, in Sepetiba in the Brazilian state of Rio de Janeiro, which is leased from Companhia Docas do Rio de Janeiro (CDRJ). The Itaguaí port terminal has a pier with one berth that allows the loading of ships up to 17.8 meters of draft and approximately 200,000 DWT of capacity. In 2016, the terminal loaded 21.4 million metric tons of iron ore.

          Guaíba Island maritime terminal.    From this terminal we also export mostly iron ore from our Southern system. We operate a maritime terminal on Guaíba Island in the Sepetiba Bay, in the Brazilian state of Rio de Janeiro. The iron ore terminal has a pier with two berths that allows the loading of ships of up to 350,000 DWT. In 2016, the terminal loaded 46.1 million metric tons of iron ore.

          VLI also operates Inácio Barbosa maritime terminal (TMIB), owned by Petrobras, in the Brazilian state of Sergipe; Santos maritime terminal (TIPLAM), in the Brazilian state of São Paulo, which is jointly owned by VLI and Vale Fertilizantes; and Pier II in the Itaqui Port, which can accommodate vessels of up to 155,000 DWT and has a maximum loading rate of 4,500 tons per hour for pig iron and of 3,000 tons per hour for grains.

  Argentina

          Vale Logística Argentina S.A. ("Vale Logística Argentina") contracts third party services to operate two terminals and a transhipper in Argentina. The terminals are located at Rosario port in the province of Santa Fé and at San Nicolas port in the province of Buenos Aires. The transhipper is also located in the province of Santa Fé. We handled 1.76 million metric tons of iron and manganese ore through these ports and transhipper in 2016, which came from Corumbá, Brazil, via the Paraguay and Paraná rivers, for shipment to Brazilian, Asian and European markets.
  Canada

          Vale Newfoundland and Labrador Limited operates a port as part of our mining operation at Voisey's Bay, Labrador and a port as part of our processing operation at Long Harbour, Newfoundland. The port at Voisey's Bay is used for shipping nickel, copper and re-supply. The port at Long Harbour is used to receive nickel concentrate from Voisey's Bay along with goods and materials required for the Long Harbour operation.

  Oman

          Vale Oman Distribution Center LLC operates a distribution center in Liwa, Sultanate of Oman. The maritime terminal has a large deep water jetty, a 600-meter long platform connected to the shore by means of a 700-meter long trestle, and is integrated with a storage yard that has a throughput capacity to handle 40 Mtpy of iron ore and iron ore pellets per year. The loading nominal capacity is 10,000 tons per hour and the nominal unloading capacity is 9,000 tons per hour.

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

  •
  The Tanjung Mangkasa Special Port is located in Lampia Village, South Sulawesi, with mooring buoys that can accommodate vessels with capacity of up to 20,000 DWT, and a terminal that can accommodate fuel tanker vessels with capacity of up to 5,000 DWT, totaling capacity of 25,000 DWT.

  New Caledonia

          We own and operate a port in Prony Bay, Province Sud, New Caledonia. This port has three terminals, including a passenger ferry terminal able to berth two ships up to 50m long, a dry bulk wharf where vessels of up to 55,000 DWT can unload at a rate of 8,000 tons per day and a general cargo wharf where vessels up to 200m long can berth. The general cargo wharf can move containers at a rate of seven per hour and liquid fuels (LPG, HFO, Diesel) at a rate of 350 cubic meters per hour, and break-bulk. The port's container yard, covering an area of approximately 13,000 square meters, can receive up to 1,000 units. A bulk storage yard is linked to the port by a conveyor and has a storage capacity of 94,000 tons of limestone, 95,000 tons of sulfur, and 60,000 tons of coal.

  Malaysia

          Teluk Rubiah Maritime Terminal ("TRMT"). TRMT is located in the Malaysian state of Perak and has a pier with two berths that allows the unloading of vessels of approximately 400,000 DWT of capacity and the loading of vessels up to 220,000 DWT of capacity. In 2016, the terminal unloaded 21.4 million metric tons of iron ore and loaded 21.7 million metric tons of iron ore. In this terminal we produce and sell the Brazilian blend fines, by mixing iron ore produced in Carajás with iron ore produced in our Southern and Southeastern systems.

  4.1.3 Shipping

  Maritime shipping of iron ore and pellets

          In 2016, we shipped approximately 202 million metric tons of iron ore and pellets pursuant to transactions in which we were responsible for freight (CFR or CIF basis), which corresponds to 59% of our total iron ore and pellets sales. We transport a large amount of our iron ore products from Brazil to Asia through long-term contracts of affreightment with owners of very large ore carriers of 400,000 deadweight tons ("DWT"). These vessels reduce energy consumption and greenhouse emissions by carrying an increased amount of cargo in a single trip, offering lower shipping costs. In 2016, approximately 48 million tons of iron ore products were transported by these vessels under long term contracts of affreightment.

          We also own 8 vessels that are in operation, consisting of four very large ore carriers with a capacity of 400,000 DWT each, and four capesize vessels with capacities ranging from 150,000 to 250,000 DWT.

          We have changed our strategy with respect to maritime shipping. In the past, we owned and operated a low-cost fleet of vessels to transport our cargoes from Brazil to our markets, especially in Asia. We now focus on securing long-term shipping capacity and protecting against volatility in freight pricing through long-term contracts of affreightment, without incurring the costs relating to building and owning the vessels. Since 2014, we have sold 15 of our very large ore carriers of 400,000 DWT for an aggregate amount of US$1.584 billion. We sold three of these very large ore carries in 2016. Also, in September 2016, we agreed to sell four of our capesize vessels to Polaris Shipping Co. Ltd. for US$35 million per vessel. Two of the vessels were delivered in December 2016, and two in January 2017.

          We also own and operate two Floating Transfer Stations ("FTS") in Subic Bay, Philippines, which transfer iron ore from very large ore carriers to smaller vessels that deliver the cargo to its destinations. We have suspended operations at one of our FTS since February 2016, and we may sell both FTS in 2017.

  Paraná-Paraguay waterway system

          In the Paraná and Paraguay waterway system, we transport iron ore and manganese ores through our subsidiary Transbarge Navegación, which transported 2.98 million tons through the waterway system in 2016, and other chartered convoys. The barges are discharged in our local customers' terminals, in contracted terminals in Argentina or in the facilities of our subsidiary Vale Logística Argentina, which load the ore into ocean-going vessels. We loaded 1.76 million tons of ore, at two ports in Argentina, namely San Nicolas and Rosario, and at a transshipper into ocean-going vessels in 2016.

  Tugboats

          We manage a fleet of 16 owned tugboats in total. We directly operate nine tugboats in the ports of Vitória and Mangaratiba, in the Brazilian states of Espírito Santo and Rio de Janeiro, respectively. We have a 50% stake in a consortium that operates four tugboats in the port of São Luís in the Brazilian states of Maranhão. Three additional tugboats are freighted to and operated by third parties, under their responsibility, in other ports in Brazil.

  4.2 Energy

          We have developed our energy assets based on the current and projected energy needs of our operations, with the goal of reducing our energy costs and minimizing the risk of energy shortages.

  Brazil

          Energy management and efficient supply in Brazil are priorities for us, given the uncertainties associated with changes in the regulatory environment and the risk of rising electricity prices. In 2016, our installed capacity in Brazil was 1.4 GW, sourced from directly and indirectly owned power plants. We use the electricity produced by these plants for our internal consumption needs. We currently own direct stakes in three hydroelectric power plants and four small hydroelectric power plants in operation. The hydroelectric power plant of Candonga, the operations of which remain suspended since November 2015 as a result of the failure of the Samarco Dam, is located in the Southeastern region, Machadinho is located in the Southern region, and Estreito is located in the Northern region. The small hydroelectric power plants of Ituerê, Mello, Glória and Nova Maurício are located in the Southeastern region. We also have indirect stakes in the hydroelectric power plants of Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I, Capim Branco II, through our 55% participation in Aliança Geração de Energia S.A. ("Aliança Geração"). These hydroelectric power plants are located in the Southeastern region and part of its generated electricity is directed to Vale's operations through a power purchase agreement with Aliança Geração.

          We also have a 4.59% indirect stake in Norte Energia S.A. ("Norte Energia"), the company established to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará, which started operations in April 2016. Our participation in the Belo Monte project gives us the right to purchase 9% of the electricity generated by the plant, which has already been contracted through a long-term power purchase agreement entered into with Norte Energia.

          We also produce, through our subsidiary Biopalma da Amazônia S.A. ("Biopalma"), palm oil in the Brazilian state of Pará, with the objective to produce biodiesel in the future through an industrial plant to be installed by Biopalma. This biodiesel, blended with regular diesel to produce diesel B20 (20% biodiesel), may be used to power our fleet of mining trucks, heavy machinery and locomotives in the Northern System operations.

  Canada

          In 2016, our wholly-owned and operated hydroelectric power plants in Sudbury generated 17% of the electricity requirements of our Sudbury operations. The power plants consist of five separate generation stations with an installed generator nameplate capacity of 56 MW. The output of the plants is limited by water availability, as well as by constraints imposed by a water management plan regulated by the provincial government of Ontario. Over the course of 2016, average demand for electrical energy was 199 MW to all surface plants and mines in the Sudbury area.

          In 2016, diesel generation provided 100% of the electric requirements of our Voisey's Bay operations. We also have six diesel generators on-site, with output ranging from 12 to 14 MW, in order to meet seasonal demands.

  Indonesia

          Energy costs are a significant component of our nickel production costs for the processing of lateritic ore at our PTVI operations in Indonesia. A major portion of PTVI's electric furnace power requirements is supplied at a low cost by its three hydroelectric power plants on the Larona River: (i) the Larona plant, which has an average generating capacity of 165 MW, (ii) the Balambano plant, which has an average capacity of 110 MW and (iii) the Karebbe plant, with 90 MW of average generating capacity. These plants help reduce production costs by substituting oil used for power generation with hydroelectric power, reduce CO2 emissions by replacing non-renewable power generation, and enable us to increase our current nickel production capacity in Indonesia.

5.    Other investments

          Below is a list of our main investments:

  •
  Pelletizing plants.  We have a 25% stake in two iron ore pelletizing plants in China, Zhuhai YPM and Anyang. The remaining stake in Zhuhai YPM is owned by Zhuhai Yueyufeng Iron and Steel Co. Ltd. and Halswell Enterprises Limited, and the remaining stake in Anyang is owned by Anyang Iron & Steel Co., Ltd.

  •
  Coal operations.  We have a 25% stake in Longyu (in the Henan province) coal operations in China. Longyu produces metallurgical and thermal coal and other related products, and the remaining interests are owned by Yongmei Group Co., Ltd. (former Yongcheng Coal & Electricity (Group) Co. Ltd.), Shanghai Baosteel International Economic & Trading Co., Ltd. and other minority shareholders.

  •
  Nickel refinery.  We have a 25% indirect stake in Korea Nickel Corporation, which operates a nickel refinery in South Korea. The remaining stake is held by Korea Zinc Co., Ltd, Posteel Co., Ltd., Young Poong Co., Ltd., Pohang Technology College and a number of individual investors. Korea Nickel Corporation produces finished nickel for the stainless steel industry using intermediate products from our Matsuzaka and New Caledonia operations.

  •
  Steel producers.  We own a 50% stake in California Steel Industries, Inc. ("CSI"), a producer of flat-rolled steel and pipe products located in California, United States. The remainder is owned by JFE Steel. CSI's annual production capacity is approximately 2.8 million metric tons of flat and pipe products. We also own a 50% stake in Companhia Siderúrgica do Pecém ("CSP"), an integrated steel slab plant in the Brazilian state of Ceará in partnership with Dongkuk Steel Mill Co. ("Dongkuk") and Posco, two major steel producers in South Korea. CSP's annual production capacity is 3.0 million metric tons. We are currently negotiating the sale of the Aços Laminados do Pará ("Alpa") steel project with the Cevital Group. In April 2016, we sold our total 26.9% stake in the ThyssenKrupp Companhia Siderúrgica do Atlântico ("TKCSA") integrated steel slab plant in the Brazilian state of Rio de Janeiro.

  •
  Bauxite.  We own a 40% stake in Mineração Rio do Norte S.A. ("MRN"), a bauxite mining business located in Brazil.

  •
  Hydrocarbon exploration licenses.  In February 2016, we sold our onshore hydrocarbon exploration licenses in Peru, and during the year we sold or relinquished offshore exploration licenses in Brazil. We are currently on the process of selling our participations in the respective joint ventures in both countries.

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

  •
  Proven (measured) reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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

          We periodically revise our reserve estimates when we have new geological data, economic assumptions or mining plans. During 2016, we performed an analysis of our reserve estimates for certain projects and operations, which is reflected in new estimates as of December 31, 2016. Reserve estimates for each operation assume that we either have or expect to obtain all of the necessary rights and permits to mine, extract and process mineral reserves at each mine. For some of our operations, the projected exhaustion date includes stockpile reclamation. Where we own less than 100% of the operation, reserve estimates have not been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to reserves and reserve estimates, see Risk factors.

          Our reserve estimates are based on certain assumptions about future prices. We have determined that our reported reserves could be economically produced if prices for the products identified in the following table were equal to the three-year average historical prices through December 31, 2016. For this purpose, we used the three-year historical average prices set forth in the following table.

Commodity	Three-year average historical price	Pricing source
Iron ore:
Vale(1)	US$70.2 per dry metric ton	Average Platts IODEX (62% Fe CFR China)
Coal(2):
Metallurgical—Moatize	US$111.13 per metric ton	Average hard metallurgical coal realized price
Thermal—Moatize.	US$48.45 per metric ton	Average thermal realized price
Base metals:
Nickel(3)	US$5.79 per lb	LME Ni
Copper	US$2.61 per lb	LME Cu
Nickel byproducts:
Platinum	US$1,142 per oz	Average realized price
Palladium	US$702 per oz	Average realized price
Gold	US$1,225 per oz	Average realized price
Cobalt(3)	US$12.70 per lb	99.3% low cobalt metal (source: Metal Bulletin)
Manganese ore(4):
Manganese	US$3.9 per dry metric ton	Average CRU (44% Mn CFR China basis)

(1)
The economic assessment of our iron ore reserves is based on the average of 62% Fe iron ore prices, as adjusted to reflect the effects of freight, moisture and the quality premium for our iron ore.
(2)
As received basis (8% moisture).
(3)
Premiums (or discounts) are applied to the nickel and cobalt spot prices at certain operations to derive realized prices. These premiums (or discounts) are based on product form, long-term contracts, packaging and market conditions.
(4)
The economic assessment of our manganese ore reserves is based on the average CRU prices, adjusted to reflect the effects of freight, moisture and the quality premium for our manganese ore prices on a CFR China basis.

Iron ore reserves

          The following tables set forth our iron ore reserves and other information about our iron ore mines. Our reserve table reflects our production and operational plans, which are based on the facilities (consisting of both mines and processing plants) within each system, rather than the individual mines.

          We periodically review the economic viability of our iron ore reserves in light of changes in the iron ore industry. Although in production stage, Urucum and Corumbá reserves are not economically viable based on expected long-term prices. Since last year we are not reporting reserves at those facilities. Also, following the failure of the Fundão tailings dam in November 2015 and the shutdown of its operations, Samarco is reviewing the operation's reserves. Under these circumstances, Vale is currently not in a position to report reserves for Samarco as of December 31, 2016.

          The variations in iron ore reserves from 2015 to 2016 reflect new strategic guidelines in the review of the final pits, considering new price, cost, projects and blending assumptions, which affected all deposits. In addition, we have new deposits disclosed for the first time and resource models update. The reserve statement also contemplates depletion by mine production.

          Also in 2016, a portion of our reserves in all of our mining systems was reclassified from "proven" to "probable" reserves, without impacting the overall tonnage. This reclassification was a result of a complete review of our open pits and is consistent with best practices in the mining industry. It reflects as "proven" only reserves for which all environmental licenses have been obtained, and under "probable" the reserves for which the licensing process is still ongoing, although we have a reasonable expectation of receiving the required licenses on a timely basis.

	Iron ore reserves(1)
	Proven – 2016		Probable – 2016		Total – 2016		Total – 2015
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System(2)
Itabira(3)	811.4	45.2	198.9	45.4	1,010.3	45.2	746.7	47.2
Minas Centrais(4)	198.5	49.0	650.9	56.8	849.4	55.0	1,091.1	53.3
Mariana(5)	535.4	45.5	3,603.4	44.2	4,138.8	44.3	3,177.1	43.8

Total Southeastern System	1,545.3	45.8	4,453.1	46.1	5,998.5	46.0	5,014.9	46.4

Southern System(6)
Minas Itabirito(7)	467.7	56.6	3,279.1	43.5	3,746.8	45.1	2,887.0	43.2
Vargem Grande(8)	100.6	50.5	1,442.4	48.0	1,543.0	48.2	2,441.9	44.5
Paraopeba(9)	85.5	62.5	245.3	60.5	330.7	61.0	154.8	62.0

Total Southern System	653.8	56.4	4,966.8	45.6	5,620.6	46.9	5,483.7	44.3

Northern System(10)
Serra Norte(11)	552.7	66.5	1,784.7	65.9	2,337.4	66.0	2,426.4	66.7
Serra Sul (S11)(12)	1,730.5	65.8	2,494.1	65.5	4,224.6	65.6	4,239.6	66.7
Serra Leste	18.9	64.5	241.6	65.5	260.4	65.4	303.5	65.4

Total Northern System	2,302.1	65.9	4,520.4	65.7	6,822.5	65.7	6,969.4	66.7

Total Vale Systems	4,501.2	57.6	13,940.3	52.3	18,441.5	53.6	17,468.0	53.8

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture contents: Itabira 1.6%; Minas Centrais 5.9%; Mariana 3.9%; Minas Itabirito 5.1%; Vargem Grande 6.1%; Paraopeba 5.1%; Serra Norte 6.8%; Serra Sul 4.6%; Serra Leste 3.6%;
(2)
Approximate drill hole spacing used to classify the Reserves was: 100m × 100m to proven reserves and 200m × 200m to probable reserves. Average product recovery (tonnage basis) is: 53% for Itabira, 82% for Minas Centrais and 62% for Mariana.
(3)
Itabira integrated operation includes Conceição and Minas do Meio mines.
(4)
Minas Centrais integrated operation includes Brucutu and Agua Limpa mines. Additionally, we have Apolo deposit, not currently in production. Agua Limpa mine and plants are owned by Baovale Mineração S.A. ("Baovale"). Vale's equity interest in Agua Limpa is 50.0% and the reserve figures have not been adjusted to reflect our ownership interest.
(5)
Mariana integrated operation includes Alegria, Fábrica Nova and Fazendão mines. Additionally, we have Capanema and Conta História deposits, not currently in production.
(6)
Approximate drill hole spacing used to classify the Reserves was: 100m × 100m to proven reserves and 200m × 200m to probable reserves. Average product recovery (tonnage basis) is: 60% for Minas Itabirito, 61% for Vargem Grande and 100% for Paraopeba.
(7)
Minas Itabirito integrated operation includes Sapecado, Galinheiro, João Pereira and Segredo mines.
(8)
Vargem Grande integrated operation includes Tamanduá, Capitão do Mato and Abóboras mines.
(9)
Paraopeba integrated operation includes Jangada, Capão Xavier, Córrego do Feijão and Mar Azul mines. Additionally, we have Capim Branco deposit, not currently in production. Córrego do Feijão, Mar Azul and Capim Branco mineral reserves were included in the table this year.
(10)
Approximate drill hole spacing used to classify the reserves was: 150m × 100m to proven reserves and 300m × 200m to probable reserves, except Serra Leste which is 100m × 100m to proven reserves and 200m × 200m to probable reserves. Average product recovery (tonnage basis) 100% for Serra Norte, 100% for Serra Leste and 100% for Serra Sul.
(11)
Serra Norte integrated operation includes, N4W, N4E and N5 mines. Additionally, we have N1, N2 and N3 deposits, disclosed for the first time and not currently in production.
(12)
Serra Sul integrated operation includes S11C and S11D deposits.

          The mine exhaustion schedule has been adjusted due to our new production plan and our revision of project capacity. As a result of the Fundão dam failure, the Alegria and Germano operations' projected exhaustion dates are currently being reevaluated as part of Samarco's general review of its iron ore resources and reserves.

	Iron ore integrated operations
	Type	Operating since	Projected exhaustion date(1)	Vale interest
				(%)
Southeastern System
Itabira	Open pit	1957	2029	100.0
Minas Centrais	Open pit	1994	2056	100.0
Mariana	Open pit	1976	2104	100.0
Southern System
Minas Itabirito	Open pit	1942	2105	100.0
Vargem Grande	Open pit	1993	2055	100.0
Paraopeba	Open pit	2001	2032	100.0
Northern System
Serra Norte	Open pit	1984	2041	100.0
Serra Sul (S11CD)	Open pit	2016	2049	100.0
Serra Leste (SL1)	Open pit	2014	2059	100.0

(1)
Indicates the life-of-mine for the operating mine with the longest projected exhaustion date in the complex.

Manganese ore reserves

          The following tables set forth manganese ore reserves and other information about our mines. We are able to report mineral reserve for Urucum in 2016 due to the logistics cost reduction. We are revising our reported reserves due to the updating of its resource models and mineral reserves currently in progress, to consider new geological information and new reserve assumptions. As this revision is still ongoing, we are disclosing current reserves by depletion.

	Manganese ore reserves(1)(2)
	Proven – 2016		Probable – 2016		Total – 2016		Total – 2015
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Azul(3)	35.9	28.5	2.0	25.5	38.0	28.4	43.6	29.3
Urucum	8.3	46.3	1.7	46.5	10.1	46.3	–	–
Morro da Mina(4)	5.8	31.0	2.8	29.7	8.6	30.6	8.6	30.6

Total	50.1	31.8	6.5	32.9	56.6	31.9	52.2	29.6

(1)
Tonnage is stated in millions of metric tons of wet run-of-mine, based on the following moisture contents: Azul 16.2%, Urucum 4.2%, Morro da Mina 3.4%. Manganese grade is reported on a dry basis. Approximate drill hole spacing used to classify the reserves was: 100m × 100m for proven reserves and 200m × 200m for probable reserves.
(2)
The average recovery of the manganese ore reserves is: Azul 39%, Urucum 82%, Morro da Mina 70%.
(3)
Total reserve includes 4.5 million metric tons of ore from Azul's tailing dam.
(4)
Morro da Mina mine operations restarted in October 2016.

	Manganese ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Azul(1)	Open pit	1985	2032	100.0
Urucum	Underground	1976	2032	100.0
Morro da Mina	Open pit	1902	2049	100.0

(1)
Ore from Azul's tailings dam was not included.

Coal reserves

          Our coal reserve estimates have been provided on an in-place material basis after adjustments for depletion, moisture content, anticipated mining losses and dilution. Marketable reserves include adjustments for losses associated with beneficiation of raw coal mined to meet saleable product requirements.

	Coal ore reserves(1)
	ROM(2)
								Marketable reserves(3)
		Proven – 2016	Probable – 2016
	Coal type			Total – 2016		Total – 2015		2016	2015
		(tonnage)		(tonnage)	(calorific value)	(tonnage)	(calorific value)	(tonnage)	(tonnage)
Moatize	Metallurgical & thermal l	247.4	1,148.2	1,395.6	28.3 (thermal)	1,411.7	28.3 (thermal)	499.6	505.5

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
(3)
Tonnage is stated in millions of metric tons.

	Coal mines
	Type	Operating since	Projected exhaustion date		Vale interest
					(%)
Moatize(1)	Open pit	2011	2047	(2)	95.0

(1)
Vale's stake in Moatize will decrease to 81% upon completion of the transaction with Mitsui.
(2)
The mine exhaustion date was extended due to the current production plan and plant capacity.

Nickel ore reserves

          Our nickel mineral reserve estimates are of in-place material after adjustments for depletion and mining losses (or screening and drying in the case of PTVI) and recoveries, with no adjustments made for metal losses due to processing.

	Nickel ore reserves(1)
	Proven – 2016		Probable – 2016		Total – 2016		Total – 2015		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	range (%)
Canada
Sudbury	32.4	1.48	39.5	1.33	71.9	1.40	76.4	1.27	75 – 85
Thompson	–	–	–	–	–	–	20.6	1.71	85 – 90
Voisey's Bay	18.4	2.35	15.4	2.02	33.8	2.20	36.1	2.24	80 – 90
Indonesia
PTVI	91.6	1.78	19.2	1.75	110.9	1.78	119.3	1.78	85 – 90
New Caledonia
VNC	–	–	–	–	–	–	–	–
Brazil
Onça Puma	63.0	1.65	45.0	1.37	108.0	1.53	97.4	1.56	85 – 90

Total	205.4	1.75	119.1	1.50	324.5	1.66	349.8	1.65

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of nickel.

          In Canada, our Sudbury operations mineral reserves decreased due to mining depletions, the reclassification of mineral reserves to mineral resource at Garson, downgrading of mineral reserve to exploration target at Stobie and a decrease of mineral reserves at all mines due to re-interpretation and planning changes. The nickel grades at the Sudbury operations increased due to a change in the cutoff policy. The Voisey's Bay operations mineral reserves decreased due to mining depletions. The mineral reserves at PTVI decreased due to mining depletion, pit redesigns and reevaluations, and reclassification to mineral resource. The mineral reserves at Onça Puma increased due to a decrease in operating costs and cutoff.

          We are not reporting the reserves of VNC and Thompson as of December 31, 2016, because the mineral reserves for our operations in New Caledonia and Thompson would not be economically viable at the three-year historical average price, due to the decline in nickel prices in the past three years. However, based on our expectations about future prices, our operations in New Caledonia and Thompson continue to be economically viable. VNC and Thompson continue to operate and are currently conducting studies to identify measures to reduce their costs of production.

	Nickel ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2042	100.0
Thompson	Underground	1961	–	100.0
Voisey's Bay(1)	Open pit/Underground	2005	2032	100.0
Indonesia
PTVI	Open pit	1977	2035	59.2
New Caledonia
VNC	Open pit	2011	–	95.0
Brazil
Onça Puma	Open pit	2011	2061	100.0

(1)
Voisey's bay will transition from an open pit mine to an underground mine. For further details on the Voisey's Bay mine expansion project, see Capital Expenditures.

Copper ore reserves

          Our copper mineral reserve estimates are of in-place material after adjustments for depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Copper ore reserves(1)
	Proven – 2016		Probable – 2016		Total – 2016		Total – 2015		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	range (%)
Canada
Sudbury	32.4	2.06	39.5	1.43	71.9	1.71	76.4	1.61	90 – 95
Voisey's Bay	18.4	1.12	15.4	0.89	33.8	1.02	36.1	1.05	90 – 95
Brazil
Sossego	101.5	0.64	9.4	0.66	110.9	0.65	117.8	0.67	90 – 95
Salobo	623.7	0.68	554.6	0.58	1,178.3	0.63	1,156.8	0.67	80 – 90
Zambia
Lubambe	5.4	2.22	40.0	2.18	45.4	2.18	48.6	2.25	85 – 90

Total	781.3	0.75	659.0	0.74	1,440.3	0.75	1,435.7	0.78

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of copper.

          In Canada, our Sudbury operations mineral reserves decreased due to mining depletions, the reclassification of mineral reserves to mineral resource at Garson, downgrading of mineral reserve to exploration target at Stobie and a decrease of mineral reserves at all mines due to re-interpretation and planning changes. The copper grades at the Sudbury operations increased due to a change in the cutoff grade policy. The Voisey's Bay operations mineral reserves decreased due to mining depletions. In Brazil, the Sossego operations mineral reserves decreased due to mining depletion, partially offset by the addition of mineral reserves located in the bottom of the pits and the reevaluation of the existing pit designs and unplanned dilution factors. The mineral reserve estimates at the Salobo operation increased due to mining depletion being offset by the addition of new mineral reserves from an updated final pit design and the reevaluation of the mineral block model. The Lubambe mineral reserves decreased due to mining depletion.

	Copper ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2042	100.0
Voisey's Bay	Open pit/Underground	2005	2032	100.0
Brazil
Sossego	Open pit	2004	2025	100.0
Salobo	Open pit	2012	2066	100.0
Zambia
Lubambe	Underground	2013	2038	40.0

PGMs and other precious metals reserves

          We expect to recover significant quantities of precious metals as byproducts of our Sudbury, Sossego and Salobo operations. Our mineral reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Precious metals reserves(1)
	Proven – 2016		Probable – 2016		Total – 2016		Total – 2015		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	range (%)
Canada
Sudbury
Platinum	32.4	1.1	39.5	1.3	71.9	1.2	76.4	1.1	80 – 90
Palladium	32.4	1.3	39.5	1.3	71.9	1.3	76.4	1.1	80 – 90
Gold	32.4	0.5	39.5	0.4	71.9	0.4	76.4	0.4	80 – 90
Brazil
Sossego
Gold	101.5	0.2	9.4	0.2	110.9	0.2	117.8	0.2	75 – 80
Salobo
Gold	623.7	0.4	554.6	0.3	1,178.3	0.4	1,156.8	0.4	60 – 70

Total Pt + Pd(2)	32.4	2.4	39.5	2.6	71.9	2.5	76.4	2.2

Total Gold	757.6	0.3	603.5	0.3	1,361.1	0.3	1,351.0	0.4

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

	Precious metals mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2042	100.0
Brazil
Sossego	Open pit	2004	2025	100.0
Salobo	Open pit	2012	2066	100.0

Cobalt ore reserves

          We expect to recover significant quantities of cobalt as a byproduct of our Sudbury and Voisey's Bay operations. Our cobalt reserve estimates are of in-place material after adjustments for depletion and mining losses, with no adjustments for metal losses due to processing.

	Cobalt ore reserves(1)
	Proven – 2016		Probable – 2016		Total – 2016		Total – 2015		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	range (%)
Canada
Sudbury	32.4	0.04	39.5	0.04	71.9	0.04	76.4	0.04	20-40
Voisey's Bay	18.4	0.13	15.4	0.13	33.8	0.13	36.1	0.13	70-80
New Caledonia
VNC	–	–	–	–	–	–	–	–

Total	50.8	0.07	54.9	0.07	105.7	0.07	112.5	0.07

(1)
Tonnage is stated in millions of metric tons. Grade is % of cobalt.

          Our cobalt reserve estimates decreased in 2016 for the same reasons discussed above in connection with the nickel mineral reserves.

	Cobalt ore mines
	Type	Operating since	Projected exhaustion date	Vale interest
				(%)
Canada
Sudbury	Underground	1885	2042	100.0
Voisey's Bay	Open pit/Underground	2005	2032	100.0
New Caledonia
VNC	Open pit	2011	–	95.0

CAPITAL EXPENDITURES

          We have an extensive program of investments in the organic growth of our businesses. The figures discussed in this section are for project execution and sustaining existing operations and replacement projects.

          The 2017 investment budget approved by our Board of Directors is US$1.846 billion for project execution, reflecting a 41.8% decrease compared to the 2016 investment budget, and US$2.702 billion for sustaining existing operations and replacement projects, reflecting a 9.8% decrease compared to 2016. This is the sixth consecutive year of lower capital expenditures, maintaining capital discipline and focusing only on world class projects.

          Most of the capital expenditures budget for project execution will be invested in Brazil (95.1%).

	2015 expenditures	2016 expenditures	2017 budget
	(US$ million)	(US$ million)	(US$ million)	(% of total)
Project execution	5,548	3,179	1,846	40.6%
Investments to sustain existing operations and replacement projects	2,853	2,302	2,702	59.4%

Total	US$8,401	US$5,482	US$4,548	100%

          We are developing a focused organic growth portfolio with fewer projects, but higher expected rates of return. Our main initiative, the S11D project, accounts for 87.2% of the US$1.846 billion budgeted for project execution in 2017.

          The following table sets forth total expenditures in 2016 for our main investment projects and expenditures budgeted for those projects in 2017, together with estimated total expenditures for each project and the actual or estimated start-up date of each project as of December 31, 2016.

			Executed CAPEX		Expected CAPEX
Business area	Main projects(1)	Actual or estimated start-up	2016(2)	Total executed(3)	2017(4)	Total expected(5)
			(US$ million)
Iron ore	Carajás Serra Sul S11D(6)(8)	2H16	940	5,595	649	6,750
	CLN S11D(7)	1H14 to 2H19	1,195	5,662	962	7,850
Coal mining	Moatize II(8)	2H16	117	2,058	6	2,105
Base Metals	Voisey's Bay Mine Expansion(9)	1H20	10	10	76	1,904

(1)
Projects approved by our Board of Directors.
(2)
All figures are presented on a cash basis.
(3)
Total executed CAPEX through December 31, 2016, including capital expenditures in prior periods.
(4)
All figures are presented on a cash basis and correspond to the figures approved in the US$4.548 billion investment budget.
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
(7)
Original expected CAPEX for CLN S11D was US$11.582 billion.
(8)
Projects delivered in 2016.
(9)
Replacement projects.

          The paragraphs below describe the status of each project as of December 31, 2016 and have not been updated to reflect any developments after that date.

Ferrous minerals and logistics projects

          Iron ore mining and logistics projects:

  •
  CLN S11D.    Increase in the logistics capacity of the Northern System to support the S11D project, including the expansion of approximately 570 km of railway (291 km of which we have already built), construction of a railway spur of 101 km, acquisition of wagons and locomotives and port expansion (onshore and offshore expansions at Ponta da Madeira maritime terminal). This project is expected to increase EFC's nominal logistics capacity to approximately 230 Mtpy. The duplication of the railway achieved 60% of physical progress and the railway spur was totally completed. The port offshore started up in the last quarter of 2016, having loaded 11 vessels (aggregate of 3,100,000 tons) until the end of 2016. The project is 76% complete, with total realized expenditures of US$5.66 billion. The start-up is expected to continue through the second half of 2019.

Base metals projects

  •
  Voisey's Bay Mine Expansion.    We completed, in March 2015, the study to replace the depletion of the open pit mine at Voisey's Bay with an underground mine. The project was approved to commence execution in 2016, and the first ore is expected to be delivered from the Reid Brook Deposit in 2020. In 2016, construction commenced and a project office was opened in St. John's, Newfoundland. The total expenditures in 2016 reached US$10 million. When complete, the underground mine will produce an average of 46 ktpy contained nickel and extend the operational life until 2032.

REGULATORY MATTERS

          We are subject to a wide range of governmental regulation in all the jurisdictions in which we operate worldwide. The following discussion summarizes the kinds of regulation that have the most significant impact on our operations.

Mining rights and regulation of mining activities

          Mining and mineral processing are subject to extensive regulation. In order to conduct these activities, we are required to obtain and maintain some form of governmental or private permits, which may include concessions, licenses, claims, tenements, leases or permits (all of which we refer to below as "concessions"). The legal and regulatory regime applicable to the mining industry and governing concessions differs among jurisdictions, often in important ways. In most jurisdictions, including Brazil, mineral resources belong to the State and may only be exploited pursuant to a governmental concession. In other jurisdictions, such as Ontario in Canada, a substantial part of our mining operations is conducted pursuant to mining rights we own (private permits). Government agencies are typically in charge of granting mining concessions and monitoring compliance with mining law and regulations.

          The table below summarizes our principal concessions and other similar rights for our continuing operations. It does not include information with respect to our fertilizer business (discontinued operations).

Location	Mining title	Approximate area covered (in hectares)	Expiration date
Brazil	Mining concessions (including under applications)	574,967	Indefinite
Canada(1)	Mining concessions (terminology varies among provinces)	225,685	2017 – 2036
Indonesia(2)	Contract of work	118,435	2025
Australia	Mining leases	4,559	2041
New Caledonia	Mining concessions	21,077	2017 – 2051
Mozambique(3)	Mining concessions	23,780	2032

(1)
The expiration date of our leases in Sudbury is subject to current renewal applications. The approval process for these applications is in progress, but may take a number of years.
(2)
Entitled to two 10-year extensions, subject to approval of the Indonesian government.
(3)
Entitled to 25-year extensions, subject to approval by the Mozambique government.

          In addition to the concessions listed above, we have exploration licenses and exploration applications covering 4.4 million hectares in Brazil and 1.4 million hectares in other countries.

          There are several proposed or recently adopted changes in mining legislation and regulations in the jurisdictions where we have operations that could materially affect us.

  •
  In Brazil, the government sent to Congress in 2013 a bill of law with proposed changes to the Brazilian mining law. This bill provides for the preservation of the main provisions applicable to the existing mining rights as of the date of its enactment, a new royalties regime, a new regime for mining concessions and the creation of a mining agency. The bill is under discussion in the Brazilian Congress, and the government recently expressed its intention to split the bill into separate pieces (royalties, new mining concessions regime and the creation of a mining agency) to expedite the approval process.

  •
  In New Caledonia, a mining law passed in 2009 requires mining projects to obtain authorization from governmental authorities, rather than a declaration, as required under the former statute. VNC submitted an updated application for this authorization in October 2015. VNC's mining operations permit was granted in September 2016 and is valid until the end of 2036. The new mining authorization is now approved and effective. Also, in 2014, the local authorities of New Caledonia created a protected wetland area, which covers 27% of the surface area of the total VNC tenements and could affect potential mining activities. Part of this protected wetland area is adjacent to the location of VNC's next tailings storage facility, and may impact the design of the facility, which, in turn may result in additional capital costs.

Royalties and other taxes on mining activities

          We are required in many jurisdictions to pay royalties or taxes on our revenues or profits from mineral extractions and sales. These payments are an important element of the economic performance of a mining operation. The following royalties and taxes apply in some of the jurisdictions in which we have our largest operations:

  •
  Brazil.    We pay a royalty known as the CFEM (Compensação Financeira pela Exploração de Recursos Minerais) on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The current rates on our products are: 2% for iron ore, copper, nickel, fertilizers and other materials; 3% for bauxite, potash and manganese ore; and 1% for gold. In 2013, the Brazilian government sent to Congress a bill that proposed changes to the Brazilian mining law and that could result in the increase of royalty rates. The bill is currently under discussion in the Brazilian Congress.

  •
  Brazilian states.    Several Brazilian states impose a tax on mineral production (Taxa de Fiscalização de Recursos Minerais—TFRM), which is assessed at rates ranging from R$0.50 to R$3.214 per metric ton of minerals produced in or transferred from the state.

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

  •
  Zambia.    In June 2016, the Zambian government amended the Mines and Minerals Act and implemented a series of changes in the fiscal regime applicable to the mining industry. The mineral royalties applicable to copper underground operations, such as our joint venture's operations, are 4% of the norm value when the price of copper is less than US$4,500 per ton; 5% when the price of copper is between US$4,500 and US$6,000; and 6% when the price of copper is greater than US$6,000. The 15% variable profit tax on income, applicable when taxable earnings exceed 8% of gross sales, has not been re-introduced and the tax on income from mining operations has remained at 30% and 35% for income from mineral processing.

Environmental regulations

          We are also subject to environmental regulations that apply to the specific types of mining and processing activities we conduct. We are required to obtain approvals, licenses, permits or authorizations from governmental authorities to operate. In most jurisdictions, the development of new facilities requires us to submit environmental and social impacts statements for approval and often to make investments to mitigate environmental and social impacts, and we must operate our facilities in compliance with the terms of the approvals, licenses, permits or authorizations.

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

          Environmental regulations affecting our operations relate, among other matters, to emissions into the air, soil and water; recycling and waste management; protection and preservation of forests, coastlines, caves, watersheds and other features of the ecosystem; water use; financial provisions and closure plans needed since the mining license; climate change and decommissioning and reclamation. Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. In particular, we expect heightened attention from various governments to reducing greenhouse gas emissions as a result of concern over climate change, especially following the entry into force of the Paris Agreement in late 2016. There are several examples of environmental regulation and compliance initiatives that could affect our operations.

  •
  Canada.    In Canada, more stringent water effluent regulations are being proposed federally and a greenhouse gas cap and trade regime regulations have been enacted in Ontario and proposed in Manitoba and Newfoundland and Labrador, which may affect our operations. In Canada, we are making significant capital investments to ensure compliance with air emission regulations that address, among other things, sulfur dioxide, greenhouse gas emissions, particulates and metals.

  •
  Indonesia.    Under the 2014 Indonesia Government Regulation on B3 waste, PTVI's slag is classified as hazardous waste and PTVI has submitted the formal application to the regulator for approval.

  •
  China.    An amendment to the environment protection law was approved in April 2014, imposing stricter pollution prevention and control obligations on companies and providing for more severe penalties. This amendment may adversely impact our coal exports from Mozambique to China.

  •
  New Caledonia.    A law enacted by the South Province of New Caledonia in February 2014 imposes stricter limits on emissions of nitrogen oxide and sulfur oxide and particulates from large combustion power stations, which will affect the power station that supplies electricity to VNC. This is expected to result in the increase in the price of power paid by VNC.

  •
  Brazil.    Under applicable Brazilian regulations for the protection of caves, we are required to conduct extensive technical studies and negotiate compensatory measures with Brazilian environmental regulators in order to continue to operate in certain sites. In certain of our iron ore mining operations or projects, we may be required to limit or modify our mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in our iron ore business. Also, a Brazilian regulation for the protection of indigenous people, which was enacted in 2011 and revised in 2015, requires us to conduct specific studies of impact and sponsor mitigation programs in connection with operations and projects close to indigenous people's lands. In May 2016, the state of Minas Gerais issued a decree ordering an immediate assessment of the stability conditions of the upstream dams and suspending new licensing procedures for building or heightening upstream dams, until the state environmental authority defined new rules and procedures. We have conducted extraordinary audits on the stability conditions of our upstream dams, and no anomalies were identified. We filed a report with local governmental authorities in September 2016. In March 2017, the state of Minas Gerais determined that upstream dams, or dams that have been once heightened by this method, that had their stability conditions attested by audit could be heightened by other constructive methods.

Regulation of other activities

          In addition to mining and environmental regulation, we are subject to comprehensive regulatory regimes for some of our other activities, including rail transport, port operations and electricity generation. We are also subject to more general legislation on workers' health and safety, safety and support of communities near mines, and other matters. The following descriptions relate to some of the other regulatory regimes applicable to our operations:

  •
  Brazilian railway regulation.    Our Brazilian railroad business operates pursuant to concession contracts granted by the federal government, and our railroad concessions are subject to regulation and supervision by the Brazilian Ministry of Transportation, Ports and Civil Aviation and the regulatory agency for ground transportation (ANTT). The concessions for EFC and EFVM expire in 2027 and may be renewed at the federal government's discretion. VLI has also been awarded a subconcession contract for commercial operation of a 720-kilometer segment of the FNS railroad in Brazil, which expires in 2037, and FCA and MRS concessions expire in 2026. Rail transportation prices can be negotiated directly with the users of such services, subject to tariff ceilings approved by ANTT for each of the concessionaires and each of the different products transported. ANTT regulations also require concessionaires to give trackage rights to other railway operators, to make investments in the railway network, and to meet certain productivity and safety requirements, among other obligations. In 2016, we and other railroad concessionaries in Brazil initiated discussions with ANTT regarding the possibility of early renewal of railways concession contracts. If we agree to an earlier renewal of our concession, we may have to agree with additional performance indications, new investments obligations and service standards.

  •
  Brazilian port regulation.    Port operations in Brazil are subject to regulation and supervision by ANTAQ, the federal agency in charge of maritime transportation services, and by the Ministry of Transport, Ports and Civil Aviation through the Secretary of Ports (SEP), whose purpose is to formulate policies and guidelines. In 2014, we renewed the agreements pursuant to which the SEP grants us rights to operate our private terminals, with the exception of the agreement with CPBS, which will expire in 2026. These renewed agreements will be effective until 2039.

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

  •
  Regulation of international maritime transportation.    We are subject to health, safety and environmental regulation by the International Maritime Organization ("IMO"). IMO rules are based not only on the international shipping categories, but also on the types of cargoes transported, including special rules for iron ore, coal, nickel and copper. The IMO is currently discussing further measures for enhancing the energy efficiency of international shipping including the development of a global data collection system which will eventually enable market-based measures to curb greenhouse gas emissions. These measures to curb greenhouse gas emissions may increase our freight cost in the future. In 2016, the IMO also approved regulation establishing limits for sulfur oxides emission limits, which will become effective in 2020. This regulation may increase freight cost due to the need to use bunker with low sulphur content or additional pollutant control equipment associated with air emissions. Also, the International Convention for the Control and Management of Ships' Ballast Water and Sediments will become effecting in September 2017. Under this convention, all ships during their international voyages are required to manage their ballast water and sediments in compliance with the defined requirements, which may also result in increases of freight and port operation costs.

DISCONTINUED OPERATIONS

          In December 2016, we agreed to sell substantially all of our fertilizer business to Mosaic, subject to certain conditions precedent. Until closing of the transaction, which is expected by the end of 2017, we continue to conduct potash and phosphate operations in Brazil and to hold a 40% economic interest and 51% voting interest in a joint venture that operates a phosphate rock mine in Peru. As a result of this transaction, our Fertilizer business is reported as discontinued operations, which requires the presentation of prior periods of this line of business as discontinued operations.

Phosphates and nitrogen

          Our subsidiary Vale Fertilizantes is a producer of phosphate rock, phosphate fertilizers (e.g., monoammonium phosphate (MAP), triple superphosphate (TSP) and single superphosphate (SSP)), dicalcium phosphate (DCP) and nitrogen fertilizers (e.g., ammonia and ammonium nitrate). It is the largest producer of phosphate and nitrogen crop nutrients in Brazil. Vale Fertilizantes operates the following phosphate rock mines, through concessions for indefinite period: Catalão, in the Brazilian state of Goiás, Tapira, Patos de Minas and Araxá, all in the Brazilian state of Minas Gerais, and Cajati, in the Brazilian state of São Paulo. In addition, Vale Fertilizantes has nine processing plants for the production of phosphate and nitrogen nutrients, located in Catalão in the Brazilian state of Goiás; Araxá, Patos de Minas and Uberaba, which are all in the Brazilian state of Minas Gerais; Cajati and three plants in Cubatão, which are all in the Brazilian state of São Paulo. In February 2015, operation at our plant in Guará was suspended due to market conditions.

          Since 2010, we also have a 40% economic interest and 51% voting interest in the joint venture Compañia Minera Miski Mayo S.R.L, which operates the Bayóvar phosphate rock mine in Peru, with nominal capacity of 3.9Mtpy, through a concession for indefinite period.

          The following table sets forth information about our phosphate rock production.

		Production for the year ended December 31,
Mine	Type	2014	2015	2016
		(thousand metric tons)
Bayóvar	Open pit	3,801	3,881	3,853
Catalão	Open pit	1,055	1,000	872
Tapira	Open pit	2,005	1,970	1,633
Patos de Minas(1)	Open pit	73	23	0
Araxá	Open pit	883	707	711
Cajati	Open pit	605	581	477

Total		8,421	8,163	7,546

(1)
Patos de Minas operation was suspended in the third quarter of 2015 due to market conditions.

          The following table sets forth information about our phosphate and nitrogen nutrients production.

	Production for the year ended December 31,
Product	2014	2015	2016
	(thousand metric tons)
Monoammonium phosphate (MAP)	1,065	1,097	1,020
Triple superphosphate (TSP)	910	866	833
Single superphosphate (SSP)	1,854	1,953	1,753
Dicalcium phosphate (DCP)	502	480	487
Ammonia(1)	178	138	135
Nitric acid	469	475	468
Ammonium nitrate	485	515	523

(1)
After the sale of Araucária in June 2013, we only produce ammonia at our Cubatão plant.

Phosphate reserves

          Our phosphate reserves estimates are of in-place material after adjustments for depletion, mining dilution and recovery. The total phosphate reserves have decreased mainly due to reevaluation of our reserves at Araxá and Cajati, and because certain reserves from Bayóvar were downgraded to resources. The remaining phosphate reserves decreased due to mine production depletion.

	Phosphate reserves(1)(2)
	Proven – 2016		Probable – 2016		Total – 2016		Total – 2015
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Bayóvar(3)	101.6	16.96	145.6	14.97	247.2	15.79	402.0	15.40
Catalão	56.3	10.52	29.1	10.62	85.5	10.55	93.5	10.53
Tapira	276.9	7.76	378.0	7.41	655.0	7.56	666.6	7.57
Araxá	21.3	10.71	1.0	7.75	22.3	10.59	86.6	11.86
Cajati	40.5	5.16	41.2	5.15	81.7	5.15	104.8	5.20
Patrocínio(4)	183.8	13.73	302.3	11.10	486.1	12.09	486.1	12.09

Total	680.4	10.91	897.3	9.88	1,577.7	10.32	1,839.6	10.69

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of P2O5.
(2)
Average mass recoveries (tonnage basis) are: 15.8% for Araxá, 11.7% for Cajati, 14.0% for Catalão, 22.9% for Patrocínio, 14.6% for Tapira and 38.0% for Bayóvar.
(3)
Vale holds 51% of the voting capital and 40% of the total capital of MVM Resources International, B.V., the entity that controls Bayóvar. The reserves figures have not been adjusted to reflect our ownership interest.
(4)
Reserves reflect the original scope of the Patrocínio project. Due to the macroeconomic scenario, we have modified the scope of this project in order to integrate it with the Araxá operation.

	Phosphate rock ore mine
	Type	Operating since	Projected exhaustion date		Vale interest
					(%)
Bayóvar	Open pit	2010	2040	(1)	40.0
Catalão	Open pit	1982	2033		100.0
Tapira	Open pit	1979	2046	(2)	100.0
Araxá	Open pit	1977	2042	(3)	100.0
Cajati	Open pit	1970	2033		100.0
Patrocínio	Open pit	2016	2046	(2)	100.0

(1)
Life of mine decreased from 2045 to 2040 because reserves of layers 6 and 7 were downgraded to resources.
(2)
Projected exhaustion date limited to economic feasibility study. The expected mine life is longer than indicated above.
(3)
Life of mine increased from 2024 to 2042 due to reevaluation of reserves and integration with Patrocínio ROM project.

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

		Production for the year ended December 31,
					2016 process recovery
Mine	Type	2014	2015	2016
		(thousand metric tons)			(%)
Taquari-Vassouras	Underground	492	481	501	86.1

Potash ore reserves

          The total potash reserves have increased due to update of Taquari-Vassouras reserves model, supported by approximately 30.000 meters of underground drilling. We were able to increase the reserves due to reevaluation of extraction ratio; also we have made a partial pillar mining extraction. The reserve estimates are of in-place material after adjustments for depletion, mining losses and recoveries, with no adjustments made for metal losses due to processing.

	Potash ore reserves(1)(2)
	Proven – 2016		Probable – 2016		Total – 2016		Total – 2015
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Taquari-Vassouras(3)	3.6	25.05	6.0	21.88	9.5	23.06	7.7	23.72
Carnalita Project	247.1	12.18	54.5	12.18	301.6	12.18	301.6	12.18

Total	250.7	12.36	60.5	13.14	311.1	12.51	309.3	12.47

(1)
Tonnage is stated in millions of dry metric tons. Grade is % of KCl.
(2)
Tonnage is before processing recovery.
(3)
Silvinite potash reserves.

	Potash ore mines
	Type	Operating since	Projected exhaustion date		Vale interest
					(%)
Taquari-Vassouras	Underground	1986	2020	(1)	100.0
Carnalita Project(2)	Solution mining	–	2042	(3)	100.0

(1)
Life of mine increased from 2018 to 2020 due to reevaluation of reserves; reevalation of extraction ratio; partial pillar mining extraction.
(2)
The Carnalita project is subject to approval by our Board of Directors.
(3)
We have a 30-year lease with Petrobras, which was signed in 2012.

          For purposes of determining our phosphate and potash reserves, we used the three-year historical average prices set forth in the following table:

Fertilizer nutrients:
Phosphate	US$113.43 per dry metric ton	Average benchmark price for phosphate concentrate, FOB Morocco (source: CRU Fertilizer Week)
Potash	US$282.23 per dry metric ton	Average benchmark price for potash, FOB Vancouver (source: CRU Fertilizer Week)

II.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

          In 2016, we delivered a sound operational performance, with multiple production records, particularly (i) total iron ore production of 348.8 million metric tons, (ii) iron ore production of 148.1 million metric tons in Carajás, (iii) nickel production of 311,000 tons, (iv) copper production of 453,100 tons, (v) cobalt production of 5,799 tons, (vi) contained gold as byproduct in copper and nickel concentrates of 483,000 oz and (vii) coal production of 5.5 million metric tons in Moatize.

          In 2016, we generated net income attributable to our stockholders of US$3.982 billion compared to a loss of US$12.129 billion in 2015. The most relevant factors impacting our results in 2016 were (i) the partial recovery of average prices for iron ore and iron ore pellets, with an impact of US$2.966 billion on our net revenues, (ii) higher sales volumes of iron ore fines and pellets (an impact of US$715 million on our net revenues), nickel, copper and coal, (iii) lower prices for base metals (negative impact of US$431 million on our net revenues), (iv) US$1.174 billion in charges for impairment of assets of continuing operations and onerous contracts, and (v) loss in the amount of US$1.738 billion in loss of discontinued operations, as a result of the sale of our fertilizer business to Mosaic.

          We received US$1.343 billion as a result of divestments and sales of interests in certain joint ventures and investments in 2016, including US$800 million as part of the sale an additional 25% of the gold produced from the Salobo copper mine for the life of mine to Silver Wheaton, US$269 million from the sale of three very large ore carriers of 400,000 DWT to ICBC International, and US$113 million from the sale of our remaining 13.63% indirect interest in Paragominas to Hydro.

Major factors affecting prices

  Iron ore and iron ore pellets

          Iron ore and iron ore pellets are priced based on a wide array of quality levels and physical characteristics. Price differences derive from various factors, such as the iron content of specific ore deposits, the beneficiation processes required to produce the desired final product, particle size, moisture content and the type and concentration of contaminants (such as phosphorus, alumina, silica and manganese ore) in the ore. Also, fines, lump ore and pellets typically command different prices.

          Demand for our iron ore and iron ore pellets is a function of global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by real estate and infrastructure construction and global industrial production. Demand from China has been the principal driver of world demand and prices.

          Prices are also influenced by the supply of iron ore and iron ore pellets in the international market. In 2015, an excess in the iron ore supply had a negative impact on prices. In 2016, prices began to rise in February driven by policies and supply restrictions imposed by the Chinese government, which caused iron ore prices to reach a peak of US$70 per dry metric ton by early May. As expected, steel mills increased their productivity in response to the increase in demand and price, which increased the premium for high grade ores, such as our iron ore from Carajás, and pellets. Steel mill productivity rates stabilized through August 2016, as well as high grade material premiums, with high coking coal prices increasing the value perception of high grade ores even more. Prices increased again in October 2016, reaching US$83.95 per dry metric ton in December 2016, with the price spread between the 65% Ferrous content iron ore that we produce in Carajás and the benchmark 62% Ferrous content iron ore reaching US$15 per dry metric ton.

          The expected conclusion of certain iron ore projects in 2017, especially in Australia and in Brazil, may result in negative pressures on prices, which would pose additional challenges for higher cost producers of iron ore. We expect China's economic growth to slow down in 2017, principally due to slower growth in the real estate and manufacturing sectors, which may be partially offset by infrastructure investments.

          Our iron ore prices are based on a variety of pricing options, which generally use spot price indices as a benchmark. Our pricing is generally based on published indices and uses a variety of mechanisms, including current spot prices, average prices over an agreed period and future prices on delivery. In cases where the final price is only determinable on a future date after shipment, we recognize the sale based on a provisional price at the time of shipment with a subsequent adjustment reflecting the final price.

  Nickel

          Nickel is an exchange-traded metal, listed on the LME and, starting in 2015, on the SHFE. Most nickel products are priced based on a discount or premium to the LME price, depending on the nickel product's physical and technical characteristics. Demand for nickel is strongly affected by stainless steel production, which represents, on average, 69% of global nickel consumption.

          We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with our sales for non-stainless steel applications (alloy steels, high nickel alloys, plating and batteries), provide stable demand for a significant portion of our annual production. In 2016, 58% of our refined nickel sales were made for non-stainless steel applications, compared to the industry average for primary nickel producers of 30%, bringing more stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

          Stainless steel is a significant driver of demand for nickel, particularly in China. In 2016, Chinese stainless steel demand represented 65% of total global demand. As a consequence, changes in Chinese stainless steel production have a large impact on global nickel demand. In 2016, Chinese stainless steel production grew 10% compared to 3% in 2015. Also, the growth in stainless focused on 300-series grade steels, which contains relatively high amounts of nickel, due to superior physical characteristics compared to other austenitic series. We anticipate that demand will continue growing in 2017.

          While stainless steel production is a major driver of global nickel demand, stainless steel producers can obtain nickel with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. Between 2012 and 2016, secondary nickel accounted for approximately 40% of total nickel used for stainless steels, and primary nickel accounted for approximately 60%. Regional availability and consumption of secondary nickel varies. In China, due to low availability of scrap, the use of secondary nickel represents 20% of the total nickel used for stainless steels, while nickel pig iron, a relatively low-grade nickel product made primarily in China from imported lateritic ores, accounts for approximately 32%.

          In recent years, Chinese domestic production of nickel pig iron accounted for the majority of world nickel supply growth. In 2016, approximately 360,000 metric tons, representing 19% of world primary nickel supply was produced as nickel pig iron, mainly using nickel ore from the Philippines. Chinese nickel pig iron production was adversely affected by export restriction of unprocessed ores from Indonesia, beginning in 2014. As a result, despite the increase of ore supply from the Philippines, nickel pig iron production declined and has continued to decline in 2016 by 9% year-over-year. Nickel pig iron projects in Indonesia continued to ramp up in 2016, with production levels increasing significantly relative to 2015. However, due to the low price environment the overall global supply declined 2% as producers reduced production and several mines closed. Recent market developments in Indonesia and the Philippines may further impact nickel pig iron production in China. In January 2017, the Indonesian government issued a ministerial decree changing the 2009 mining law that banned the export of unprocessed and semi-processed ores from the country. The ministerial decree allows for the controlled recommencement of nickel ore exports from Indonesia. In February 2017, the government of the Philippines announced the results of a country-wide mining audit with over half of the mines associated with Philippine nickel ore exports identified for potential closure. The government of the Philippines is currently auditing the mining industry, which may result in restrictions on mining exports, which in turn would further contribute to the decline of the Chinese nickel pig iron industry.

          As a result of increased demand and decrease in supply, the nickel market was in deficit in 2016. Global exchange inventories declined 26,000 tons from January 1, 2016 to December 31, 2016. We expect the market to remain in deficit in 2017.

  Copper

          Copper demand in recent years has been driven primarily by China, given the important role copper plays in construction in addition to electrical and consumer applications. Copper prices are determined on the basis of (i) prices of copper metal on terminal markets, such as the LME and the NYMEX, and (ii) in the case of intermediate products, such as copper concentrate (which comprise most of our sales) and copper anode, treatment and refining charges negotiated with each customer. Under a pricing system referred to as MAMA ("month after month of arrival"), sales of copper concentrates and anodes are provisionally priced at the time of shipment, and final prices are settled on the basis of the LME price for a future period, generally one to three months after the shipment date.

          Demand for refined copper grew by an estimated 2% in 2016, and China was responsible for an approximately 48% of worldwide consumption. Most of the copper imported by China was used in infrastructure and the electrical grid. New projects primarily in Peru and mine expansions continued to ramp up in 2016, resulting in a global mine output increase of 5% in 2016 relative to 2015. As supply grew more than demand in 2016, copper prices declined in 2016. Prices recovered in fourth quarter of 2016, as the market anticipated a potential increase in U.S. demand given the election results. We anticipate that the market will reach a balance in 2017, as demand continues to grow and projects complete ramping up.

  Coal

          Demand for metallurgical coal is driven by steel demand, and future growth continues to be expected in Asia. Asia, including India, accounts for more than half of the steel market and consumes approximately 75% of seaborne metallurgical coal. Chinese total import demand increased by 17% to almost 68 million metric tons in 2016 compared to approximately 57 million metric tons imported in 2015. In 2016, China accounted for approximately 20% of all metallurgical coal imports. Global demand excluding China declined by 1.8% in 2016, compared to 2015, partially due to the decline in imports in Europe and Brazil.

          In 2016, the Chinese government imposed a 276-days per year constraint on the operations of coal producers, creating a major supply shortage. Consequently, coal production in China declined by more than 10% in 2016, causing significant increase in prices. Disruptions in Australian operations and cutbacks from U.S. producers over the last two years also contributed to the price surge. The seaborne metallurgical coal market, which has been affected by four years of constant price declines, registered a rapid increase in metallurgical coal rise, exceeding US$100 per metric ton in July, then exceeding US$200 per metric ton in September 2016 and finally exceeding US$300 per metric ton in November 2016. The steep rise in prices prompted the Chinese government to gradually loosen coal production controls, causing prices to decline. Metallurgical coal price on February 28, 2017 was US$162.5 per ton.

          Demand for thermal coal is closely related to electricity consumption, which continues to be driven by global economic growth and urbanization, with the highest levels of growth found in Asia and emerging markets. Global seaborne demand decreased by approximately 1.4% in 2016 compared to 2015. Chinese seaborne coal demand soared in mid-2016 due to a hot summer and strong industrial activity. Chinese seaborne imports reached approximately 150 million metric tons, an increase of 12% year on year, while European seaborne imports fell by nearly 18%. European seaborne import decline was largely due to capacity closures in coal-fired power plants in the United Kingdom. In addition, Germany and Spain produced more electricity from gas in 2016, and Germany increased electricity production from hydro. In India, thermal coal demand remained stable year on year, and imports dropped by 6.3% in 2016, compared to 2015, amid an increase in domestic thermal coal supply. Even though Indian domestic coal production has underperformed against government targets affected by infrastructure bottlenecks, heavy rains and by lackluster demand.

          After China introduced the 276-working-day policy in April, the price of thermal coal reached US$110 per ton in Asia as Chinese utility companies sought seaborne material to offset domestic supply shortage. While there have been several drivers of thermal coal seaborne prices in 2016, the coal industry reform led by the Chinese government altered thermal coal prices globally. The renewed production control relaxation measure is likely to allow the market to return to balance in 2017. Together with normalized inventory levels and lower influence of speculative activities, we expect thermal coal prices to decline through the year.

          Climate change policies will continue to adversely impact coal demand in Europe, North America and China. However, consumption in other developing Asian economies is expected to expand. On the supply side, current investments are low and the lack of new project developments is expected to impact supply and demand balance by 2020, at which point prices will be set by incentive prices.

Sale of fertilizer business

          As part of our ongoing efforts to optimize the structure of our portfolio of businesses in order to achieve the most efficient allocation of capital, in December 2016 we entered into an agreement with Mosaic for the sale of our Fertilizers business, including assets in Brazil, Peru and Canada. As a result of this agreement, we report operational and financial results for our fertilizers business in the income statements under "discontinued operations." Therefore, unless otherwise indicated, all figures presented in this annual report do not include the results of the fertilizers business. For more information on the sale of our fertilizer business, see Information on the Company—Business Overview—Significant changes in our business—Dispositions and asset sales—Sale of Fertilizer Business.

          The net assets of our fertilizer business in our balance sheet as of December 31, 2016 were adjusted to reflect their fair value minus the cost to sell the business, and we recognized a loss in the amount of US$1.738 billion (US$1.147 billion, net of tax) under "loss of discontinued operations" in our income statement for the year ended December 31, 2016.

Impairment charges

          In recent years, we have recognized significant impairments of our assets and investments, attributable to a variety of factors. In 2016, the most important factor was the changing price environment's effects on our short to medium-term pricing assumptions for nickel. As a result, in 2016 we recognized impairments on assets and investments of continuing operations, and a provision for losses on onerous contracts, totaling US$1.174 billion.

          The main impairment charges we recognized in 2016 were:

  •
  US$631 million on assets of our nickel operations in Newfoundland and Labrador, in Canada, and US$284 million on assets of our nickel operations in New Caledonia, due to lower nickel prices;

  •
  US$27 million on assets of our coal operations in Australia, due to the revision of mining plans in the Australian coal mines; and

  •
  US$257 million on two onerous contracts relating to our ferrous minerals business, a port services agreements providing for minimum guaranteed volume in the Midwestern System and a manganese ore supply agreement.

          These amounts were partially offset by reversal of prior impairments on assets of our Northern System's pelletizing plant based on new market circumstances and on studies carried out by our management demonstrating economic feasibility. Accordingly, the total of US$160 million impairment recorded in 2013 and 2015 was fully reversed.

Failure of Samarco's Fundão tailings dam

          We own a 50% interest in Samarco and accounts for it under the equity method. Below is a summary of the impact of the failure of Samarco's dam in our financial statements:

  •
  Because Samarco is a joint venture, these impacts were accounted for under the equity method in our consolidated financial statements. The carrying value for our investment in Samarco was reduced to zero in 2015.

  •
  In June 2016, pursuant to the Framework Agreement, Samarco, Vale S.A. and BHPB created the Renova foundation to develop and implement remediation and compensation programs over many years. The Framework Agreement provides that to the extent that Samarco does not meet its funding obligations to the foundation, each of Vale S.A. and BHPB must provide funds to the foundation in proportion to its 50% equity interest in Samarco. Samarco initially expected to resume its operations in the last quarter of 2016. In the second quarter of 2016, in light of the status of the necessary procedures for Samarco to resume operations and the uncertainties related to the licensing approval by the governmental authorities, Samarco reviewed its initial assumptions and concluded that it was unable to make a reliable estimate of how and when its operations will resume. As a result of these uncertainties, and other uncertainties with respect to Samarco's expected cash flows, we recognized a provision in the second quarter of 2016 for estimated costs in the amount of R$5.560 billion, which was discounted at a risk-free rate, resulting in a provision on our balance sheet as of June 30, 2016 in the amount of US$1.163 billion (R$3.733 billion, based on the exchange rate of June 30, 2016). This provision represents the present value of our best estimate of the amounts we may incur to comply with our obligations under the Framework Agreement, considering our 50% stake in Samarco The amount of the provisions related to Samarco as of December 31, 2016 is US$1.077 billion. At each reporting period, we will reassess the key assumptions used by Samarco in the preparation of its projected future cash flows and will adjust the provision, if required.

  •
  In August 2016, Samarco issued non-convertible private debentures which were equally subscribed by Vale S.A. and BHPB. The resources contributed by Vale S.A. were allocated as follows: (i) R$222 million (US$68 million) was used by Samarco in the reparation programs in accordance with the Framework Agreement, and therefore, deducted from the provision of US$1.163 billion mentioned above; and (ii) R$234 million (US$71 million) was used by Samarco's to fund its working capital, and therefore recognized in our income statement as "Impairment and other results in associates and joint ventures." We intend to make available short-term facilities of up to US$115 million to support Samarco's operations during the first half of 2017. These funds will be released as needed and subject to achieving certain milestones, but we have not undertaken an obligation to Samarco. BHPB has stated that it will make available to Samarco short-term facilities with similar terms and conditions as mentioned above.

  •
  Upon creation of the foundation, Samarco transferred to the foundation most of the reparation and compensation programs. Therefore, we made contributions to the foundation in the total amount of R$239 million (US$71 million) in 2016 to be used in the programs in accordance with the Framework Agreement. This total amount was deducted from the provision of US$1.163 billion mentioned above.

Effect of Brazilian currency exchange variation

          Our results are affected in several ways by changes in the Brazilian real exchange rate. The year-end exchange rate variations impact our financial results, while the average exchange rate impacts our operational performance.

          In 2016, the Brazilian real appreciated 17% against the U.S. dollar, from an exchange rate of R$3.90 to US$1.00 on December 31, 2015 to R$3.26 to US$1.00 on December 31, 2016. The most important effects were non-cash gains, as described below.

  •
  Most of our debt (US$22.386 billion as of December 31, 2016, not including accrued charges) is denominated in currencies other than the Brazilian real, principally the U.S. dollar. Because the functional currency of our parent company for accounting purposes is the Brazilian real, changes in the value of the U.S. dollar against the Brazilian real result in exchange gain or loss on our net liabilities. In 2016, the appreciation of the Brazilian real against the U.S. dollar had a positive impact in our financial results due to exchange gains on our net U.S. dollar-denominated liabilities of US$3.094 billion.

  •
  We had real-denominated debt of US$6.305 billion as of December 31, 2016, excluding accrued charges. Since most of our revenues are in U.S. dollars, we may use swaps to convert our debt service from Brazilian reais to U.S. dollars. Changes in the value of the U.S. dollar against the Brazilian real result in fair value variation on these derivatives, affecting our financial results. As a result of the appreciation of the Brazilian real against the U.S. dollar in 2016, we had fair value gains on our currency derivatives of US$959 million. For more information on our use of derivatives, see Risk management.

          In 2016, on an annual average, the Brazilian real depreciated by 4% against the U.S. dollar, from an average exchange rate of R$3.34 to US$1.00 in 2015 to R$3.48 to US$1.00 in 2016. The Brazilian real depreciation on an annual average brought positive impacts to our operational result and cash flows. The most important effect is described below:

  •
  Most of our revenues are denominated in U.S. dollars, while most of our cost of goods sold are denominated in other currencies, including the Brazilian real (54% in 2016), and the Canadian dollar (12% in 2016). In 2016, 29% of our cost of goods sold was denominated in U.S. dollars. As a result, the depreciation of the Brazilian real and other currencies against the U.S. dollar reduced our costs and expenses by US$399 million.

          In January 2017, Vale implemented hedge accounting for the foreign currency risk arising from its net investments in Vale International and Vale Austria. The purpose of the program is to mitigate the impact of foreign exchange variations in Vale's earnings, reducing volatility and allowing financial statements to better reflect the economic performance of the company.

          Under the hedge accounting program, the Vale S.A. debt denominated in U.S. dollars and Euros will serve as a hedge instrument for Vale S.A. investments in Vale International and Vale Austria. With the program, the impact of exchange rate variations over debt denominated in U.S. dollars and Euros will be partially recorded under other comprehensive income reducing volatility on financial performance.

RESULTS OF OPERATIONS

Consolidated Revenues

          In 2016, our net operating revenues from continuing operations increased by 17.6% to US$27.488 billion, primarily resulting from higher realized prices for iron ore fines and pellets (an impact of US$2.966 billion on our net revenues) and other commodities, and higher sales volumes of iron ore fines and pellets (an impact of US$715 million on our net revenues), nickel, copper and coal. Our net operating revenues were adversely impacted by lower prices for base metals (negative impact of US$431 million). Net operating results of each segment are discussed below under —Results of operations by segment.

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

          The following table summarizes, for the periods indicated, the distribution of our net operating revenues of continuing operations based on the geographical location of our customers.

	Net operating revenues by destination
	2014		2015		2016
	(US$ million)	(% of total)	(US$ million)	(% of total)	(US$ million)	(% of total)
North America
Canada	US$1,393	4.0%	US$1,122	4.8%	US$1,172	4.3%
United States	1,368	3.9	855	3.7	1,005	3.6

	2,761	7.9	1,977	8.5	2,177	7.9

South America
Brazil	3,696	10.5	2,017	8.6	2,064	7.5
Other	656	1.9	377	1.6	354	1.3

	4,352	12.4	2,394	10.2	2,418	8.8

Asia
China	12,657	36.0	9,095	38.9	12,747	46.4
Japan	3,627	10.3	1,959	8.4	1,741	6.3
South Korea	1,555	4.4	790	3.4	880	3.2
Taiwan	721	2.1	620	2.6	621	2.3
Other	976	2.8	830	3.5	889	3.2

	19,536	55.6	13,294	56.8	16,878	61.4

Europe
Germany	2,111	6.0	1,433	6.1	1,379	5.0
United Kingdom	709	2.0	399	1.7	326	1.2
Italy	849	2.4	461	2.0	435	1.6
France	565	1.6	331	1.4	429	1.6
Other	2,374	6.8	1,905	8.1	2,079	7.5

	6,608	18.8	4,529	19.4	4,648	16.9

Rest of the world	1,867	5.3	1,190	5.1	1,367	5.0

Total	US$35,124	100.0%	US$23,384	100.0%	US$27,488	100.0%

Consolidated operating costs and expenses

          Our cost of goods sold and services rendered from continuing operations totaled US$17.650 billion in 2016, decreasing by 5.9%, or US$1.101 billion, from the US$18.751 billion recorded in 2015. Lower costs were mostly driven by the positive results of cost-saving initiatitves (US$1.718 billion, of which US$1.374 billion in our ferrous minerals business), exchange rate variation (US$463 million) and partially offset by higher sales volume.

          Our selling, general, administrative and other expenses from continuing operations decreased by 28.3% in 2016, mostly due to simplification of corporate functions, lower expenses with corporate services and other cost-cutting measures. We reduced our research and evaluation expenses by 19.2%, to US$319 million in 2016 from US$395 million in 2015. Our pre-operating and stoppage expenses decreased by US$489 million in 2016, primarily because the ramp-up of our nickel operation in New Caledonia approached operational targets in 2015 and therefore started to be accounted for as costs in 2016. Other operating expenses increased by 29%, mainly due to the positive effect of US$150 million from goldstream transaction recorded in 2016, compared to US$230 million in 2015, and to the positive effect of US$37 million reversal of provisions for asset retirement obligations in 2016 compared to US$331 million in 2015.

Results of operations by segment

Net operating revenue by segment

          The following table summarizes our net operating revenues by product for the periods indicated.

	Year ended December 31,
	2014(1)	% change	2015(1)	% change	2016
	(US$ million, except for %)
Ferrous minerals:
Iron ore	US$19,301	(36.1)%	US$12,330	28.0%	US$15,784
Pellets	5,263	(31.6)	3,600	6.3	3,827
Ferroalloys and manganese	392	(58.7)	162	86.4	302
Other ferrous products and services	741	(36.6)	470	(6.8)	438

Subtotal	25,697	(35.5)	16,562	22.9	20,351

Coal	739	(28.8)	526	59.5	839

Base metals:
Nickel and other products(2)	6,241	(24.8)	4,693	(4.7)	4,472
Copper concentrate(3)	1,451	1.3	1,470	13.4	1,667

Subtotal	7,692	(19.9)	6,163	(0.4)	6,139

Other products and services(4)	996	(86.6)	133	19.5	159

Net operating revenues	US$35,124	(33.4)%	US$23,384	17.6%	US$27,488

(1)
Information for the years ended December 31, 2014 and 2015 were re-presented to reflect results of discontinued operations (see note 14 to our consolidated financial statements).
(2)
Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(3)
Does not include copper produced in our nickel operations.
(4)
Includes energy.

Sales volumes

          The following table sets forth, for our principal products, the total volumes we sold in each of the periods indicated.

	Year ended December 31,
	2014	2015	2016
	(thousand metric tons, except where indicated)
Ferrous minerals:
Iron ore fines	255,877	276,393	289,940
Pellets	43,682	46,284	47,709
Manganese	1,879	1,764	1,851
Ferroalloys	150	69	127
ROM	14,075	12,269	3,496
Coal:
Thermal coal	1,152	892	5,457
Metallurgical coal	6,330	5,614	4,907
Base metals:
Nickel	272	292	311
Copper	353	397	430
PGMs (000' oz)	577	519	507
Gold (000' oz)	351	425	497
Silver (000' oz)	1,889	2,303	2,578
Cobalt (metric tons)	3,188	3,840	4,734

Average realized prices

          The following table sets forth our average realized prices for our principal products for each of the periods indicated. We determine average realized prices based on our net operating revenues, which consist of the price charged to customers, excluding certain items that we deduct in arriving at net operating revenues, mainly value-added tax.

	Year ended December 31,
	2014	2015	2016
	(US$ per metric ton, except where indicated)
Ferrous minerals:
Iron ore	75.43	44.61	54.44
Pellets	120.48	77.79	80.26
Manganese	118.15	56.42	110.87
Ferroalloys	1,125.83	899.32	757.67
Coal:
Thermal coal	67.65	52.36	46.17
Metallurgical coal	104.37	85.55	119.54
Base metals:
Nickel	16,426.47	11,684.30	9,800.00
Copper	6,015.47	4,352.94	4,458.00
Platinum (US$/oz)	1,261.87	1,020.14	919.00
Gold (US$/oz)	1,192.51	1,123.07	1,260.49
Silver (US$/oz)	19.42	12.63	16.22
Cobalt (US$/lb)	10.67	9.95	11.01

  Cost of goods sold by segment

          The following table presents, for each indicated period, our cost of goods sold by segment and the percentage change from year to year. Because significant portions of changes in our cost of goods sold may derive from exchange rate variations, we also present in the table below the effect of exchange variations and the changes on a constant currency basis.

	Year ended December 31,
	2016	2015(1)	2016
	Cost of goods sold (US$ million)	Cost of goods sold (US$ million)	Variation as reported (%)	Exchange rate impact in 2016 (US$ million)	Variation without exchange rate impact (US$ million)	Variation - constant currency basis (%)
Ferrous minerals:
Iron ore	6,622	7,604	(12.9)%	(148)	(834)	(11.2)%
Pellets	2,002	2,121	(5.6)	(51)	(68)	(3.2)
Ferroalloys and manganese	231	175	32.0	(6)	62	36.6
Other ferrous products and services	269	341	(21.1)	(13)	(59)	(18.3)

Subtotal	9,124	10,241	(10.9)	(218)	(899)	(9.0)
Coal	872	839	3.9	(3)	36	4.3
Base metals:
Nickel and other products(2)	3,204	3,393	(5.6)	(86)	(103)	(3.1)
Copper(3)	924	903	2.3	(37)	58	6.7

Subtotal	4,128	4,296	(3.9)	(123)	(45)	(1.1)
Other	259	139	86.3	(6)	126	95.3

Total (excluding depreciation)	14,383	15,515	(7.3)	(350)	(782)	(5.2)

Depreciation	3,267	3,236	1.0	(113)	144	4.6

Total (including depreciation)	17,650	18,751	(5.9)%	(463)	(638)	(3.5)%

	Year ended December 31,
	2015(1)	2014(1)	2015
	Cost of goods sold (US$ million)	Cost of goods sold (US$ million)	Variation as reported (%)	Exchange rate impact in 2015 (US$ million)	Variation without exchange rate impact (US$ million)	Variation - constant currency basis (%)
Ferrous minerals:
Iron ore	7,604	9,532	(20.2)%	(1,442)	(486)	(6.0)%
Pellets	2,121	2,705	(21.6)	(540)	(44)	(2.0)
Ferroalloys and manganese	175	261	(33.0)	(73)	(13)	(6.9)
Other ferrous products and services	341	565	(39.6)	(179)	(45)	(11.7)

Subtotal	10,241	13,063	(21.6)	(2,234)	(588)	(5.4)
Coal	839	1,071	(21.7)	(80)	(152)	(15.3)
Base metals:
Nickel and other products(2)	3,393	3,710	(8.5)	(336)	19	0.6
Copper(3)	903	877	3.0	(258)	284	45.7

Subtotal	4,296	4,587	(6.3)	(594)	303	7.6
Other	139	601	(76.9)	(112)	(350)	(71.6)

Total (excluding depreciation)	15,515	19,322	(19.7)	(3,020)	(787)	(4.8)

Depreciation	3,236	3,468	(6.7)	(695)	463	16.7

Total (including depreciation)	18,751	22,790	(17.7)%	(3,715)	(324)	(1.7)%

(1)
Information for the years ended December 31, 2014 and 2015 has been re-presented to reflect results of discontinued operations (see note 14 to our consolidated financial statements).
(2)
Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(3)
Does not include copper produced in our nickel operations.

  Expenses by segment (excluding impairment charges)

          The following table summarizes, for each indicated period, our expenses (including selling, general and administrative, research and evaluation, pre-operating, stoppage and other expenses, net of other revenues) by segment and the percentage change from year to year. Because significant portions of changes in our expenses may derive from exchange rate variations, we also present in the table below the effect of exchange variations and the changes on a constant currency basis. The table excludes the effect of impairment charges. See—Impairment charges.

	Year ended December 31,
	2016	2015(1)	2016
	Expenses (US$ million)	Expenses (US$ million)	Variation as reported (%)	Exchange rate impact in 2016 (US$ million)	Variation without exchange rate impact (US$ million)	Variation - constant currency basis (%)
Ferrous minerals:
Iron ore	727	643	13.1%	(23)	107	17.3%
Pellets	108	19	468.4	–	89	468.4
Ferroalloys and manganese	15	18	(16.7)	(1)	(2)	(11.8)
Other ferrous products and services	14	(3)	(566.7)	2	15	(1500.0)

Subtotal	864	677	27.6	(22)	209	31.9

Coal	21	223	(90.6)	(1)	(201)	(90.5)

Base metals:
Nickel and other products(2)	287	668	(57.0)	–	(381)	(57.0)
Copper(3)	30	41	(26.8)	(1)	(10)	(25.0)
Other base metals	(150)	(230)	(34.8)	–	80	(34.8)

Subtotal	167	479	(65.1)	(1)	(311)	(65.1)
Others	274	294	(6.8)	4	(24)	(8.1)

Total (excluding depreciation)	1,326	1,673	(20.7)	(20)	(327)	(19.8)

Depreciation	220	483	(54.5)	(6)	(257)	(53.9)

Total (including depreciation)	1,546	2,156	(28.3)%	(26)	(584)	(27.4)%

	Year ended December 31,
	2015(1)	2014(1)	2015
	Expenses (US$ million)	Expenses (US$ million)	Variation as reported (%)	Exchange rate impact in 2015 (US$ million)	Variation without exchange rate impact (US$ million)	Variation - constant currency basis (%)
Ferrous minerals:
Iron ore	643	1,737	(63.0)%	(539)	(555)	(46.3)%
Pellets	19	59	(67.8)	(11)	(29)	(60.4)
Ferroalloys and manganese	18	36	(50.0)	(9)	(9)	(33.3)
Other ferrous products and services	(3)	7	(142.9)	(1)	(9)	(150.0)

Subtotal	677	1,839	(63.2)	(560)	(602)	(47.1)

Coal	223	365	(38.9)	(8)	(134)	(37.5)

Base metals:
Nickel and other products(2)	668	551	21.2	(27)	144	(27.5)
Copper(3)	41	33	24.2	(9)	17	(70.8)
Other base metals	(230)	–	–		(230)	–

Subtotal	479	584	(18.0)	(36)	(69)	(12.6)
Others	294	507	(42.0)	(153)	(60)	(16.9)

Total (excluding depreciation)	1,673	3,295	(49.2)	(757)	(865)	(34.1)

Depreciation	483	401	20.4	67	15	3.2

Total including depreciation	2,156	3,696	(41.7)%	(690)	(850)	(28.3)%

(1)
Information for the years ended December 31, 2014 and 2015 were re-presented to reflect results of discontinued operations (see note 14 to our consolidated financial statements).
(2)
Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(3)
Does not include copper produced in our nickel operations.

  Adjusted EBITDA by segment

          Our management uses adjusted EBITDA to assess each segment's contribution to our performance and to support decisions about resource allocation. Adjusted EBITDA is a non-GAAP measure, which is calculated for each segment using operating income or loss plus dividends received from joint ventures and associates, and adding back the amounts charged as (i) depreciation, depletion and amortization, (ii) impairment of non-current assets and provisions for losses on onerous contracts and (iii) results on measurement or sale of non-current assets. For more information, see note 3 to our consolidated financial statements.

          The table below shows a reconciliation of our Adjusted EBITDA from continuing operations with our net income (loss) from continuing operations for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2014	2015	2016
	(US$ million)
Income (loss) from continuing operations attributable to Vale's stockholders	1,499	(11,929)	5,211

Loss attributable to noncontrolling interests	(308)	(501)	(8)
Income (loss) from continuing operations	1,191	(12,430)	5,203

Income taxes	1,603	(5,249)	2,781
Impairment and others results in associates and joint ventures	61	349	1,220
Equity results in associates and joint ventures	(501)	445	(309)
Financial results, net	6,018	10,654	(1,843)
Operating income (loss)	8,372	(6,231)	7,052

Impairment of non-current assets and onerous contracts	99	8,769	1,174
Results on measurement or sale of non-current assets	167	(61)	66
Dividends received from associates and joint ventures	568	318	193
Depreciation, depletion and amortization	3,869	3,719	3,487

Adjusted EBITDA from continuing operations	13,075	6,514	11,972

Adjusted EBITDA from discontinued operations (Fertilizers)	278	567	209

Total Adjusted EBITDA	13,353	7,081	12,181

          The following table summarizes Adjusted EBITDA for each of our segments.

	Year ended December 31,
	2014	2015	2016
	Adjusted EBITDA	Adjusted EBITDA	Adjusted EBITDA
	(US$ million)
Ferrous minerals:
Iron ore	8,076	4,105	8,445
Pellets	2,981	1,685	1,820
Ferroalloys and manganese	95	(31)	56
Other ferrous products and services	169	140	155

Subtotal	11,321	5,899	10,476

Coal	(669)	(508)	(54)

Base metals:
Nickel and other products(1)	1,980	632	985
Copper(2)	541	526	713
Other	–	230	150

Subtotal	2,521	1,388	1,848

Other(3)	(98)	(265)	(298)

Total Adjusted EBITDA from continuing operations	13,075	6,514	11,972

Adjusted EBITDA from discontinued operations (Fertilizers)	278	567	209

Total Adjusted EBITDA	13,353	7,081	12,181

(1)
Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)
Does not include copper produced in our nickel operations.
(3)
Includes energy.

          We discuss below, for each segment, the changes in our net operating revenues, cost of goods sold (excluding depreciation, depletion and amortization), expenses (excluding depreciation, depletion and amortization and excluding impairment charges) and Adjusted EBITDA.

  Ferrous minerals

  2016 compared to 2015

  •
  Our net operating revenues from sales of ferrous minerals increased by 22.9%, from US$16.562 billion in 2015 to US$20.351 billion in 2016, reflecting higher prices and sales volumes of iron ore and iron ore pellets. Our average realized prices in 2016 were 22.0% and 3.2% higher than our average realized prices in 2015 for iron ore and iron ore pellets, respectively. Our iron ore sales volume increased by 4.9% in 2016 due to improved operational performance of the Northern System.

  •
  Our cost of goods sold from ferrous minerals, excluding depreciation, amortization and depletion, decreased by 9.0% on a constant currency basis, mainly as a result of a decrease in our freight costs, in the amount of US$705 million, the termination in December 2015 of our bunker oil hedge accounting program, which had a negative impact in the amount of US$460 million on our results for 2015, and other cost-cutting measures implemented in 2016, including the renegotiation and termination of freight charter contracts. The decrease in our costs of goods sold was partially offset by increased costs associated with higher sales volumes, in the amount of US$446 million.

  •
  Our net expenses from ferrous minerals, excluding depreciation, amortization and depletion, and excluding impairment charges, increased by 31.9% on a constant currency basis, mainly due to a reversion of provisions for asset retirement obligations in 2015 in the amount of US$322 million. We also saw an increase in pre-operating and stoppage expenses from US$169 million in 2015 to US$187 million in 2016, mainly as a result of the increase in S11D pre-operating expenses and stoppage expense in our iron ore operations in Mariana, in the state of Minas Gerais.

  •
  Our adjusted EBITDA from ferrous minerals was US$10.476 billion in 2016, 77.6% higher than the US$5.899 billion we reported in 2015. The increase was mainly due to the increase in market prices (impact of US$2.727 billion), and also increases in sales volume and a positive impact of exchange rate variations, in the amount of US$244 million. Dividends received from joint ventures and associates operating in the ferrous minerals segment totaled US$113 million in 2016 compared to US$255 million in 2015, reflecting lower dividends, especially due to the lack of dividends from Samarco.

  2015 compared to 2014

  •
  Our net operating revenues from sales of ferrous minerals decreased by 35.5%, from US$25.697 billion in 2014 to US$16.562 billion in 2015, reflecting lower iron ore and iron ore pellet prices, partially offset by higher sale volumes of iron ore and iron ore pellets. Our average realized prices in 2015 were 40.8% and 35.4% lower than our average realized prices in 2014 for iron ore and iron ore pellets, respectively. Our iron ore sales volume increased by 8.0% in 2015, due to the ramp-up of the Carajás plant 2, Vargem Grande and Conceição I and II Itabirites projects, and improvement of our distribution logistics, while the volume of our iron ore pellets sales increased by 6.0% due to the ramp-up of the Tubarão VIII pelletizing plant.

  •
  Our cost of goods sold from ferrous minerals, excluding depreciation, amortization and depletion, decreased by 5.4% on a constant currency basis, mainly as a result of (i) a decrease in our freight costs, in the amount of US$1.246 billion, (ii) a reduction in the railroad transportation fees paid to MRS in the amount of US$104 million, (iii) US$185 million reduction in the cost of acquisition of iron ore, mainly due to lower prices, and (iv) a decrease in pellet plants leasing, in the amount of US$63 million mainly due to the decline in prices. These effects were partially offset by increased costs associated with the increase in volume sold, in the amount of US$1.077 billion. In addition, we implemented general cost-cutting measures, including the renegotiation and termination of contracts.

  •
  Our net expenses from ferrous minerals, excluding depreciation, amortization and depletion, and excluding impairment charges, decreased by 47.1% on constant currency basis, from US$1.279 billion in 2014 to US$677 million in 2015, mainly due to a reversion of provisions for asset retirement obligations in the amount of US$322 million and a US$201 million reduction in research and evaluation expenses.

  •
  Our adjusted EBITDA from ferrous minerals was US$5.899 billion in 2015, 47.9% lower than in 2014, for the reasons described above, partially offset by the positive impact of exchange rate variation, in the amount of US$2.787 billion. Dividends received from joint ventures and associates operating in the ferrous minerals segment totaled US$255 million in 2015 compared to US$526 million in 2014, reflecting lower dividends from Samarco.

  Coal

  2016 compared to 2015

  •
  Our net operating revenues from sales of coal increased by 59.5%, to US$839 million in 2016 from US$526 million in 2015. This increase primarily reflected higher sales prices of metallurgical coal (impact of US$161 million) and higher sales volumes for thermal coal (impact of US$208 million) as a result of an increase in logistics capacity with the ramp-up of the Nacala Logistics Corridor, allowing for the sale of thermal coal inventories. Sales volumes of metallurgical coal totaled 4.907 Mt in 2016, decreasing 707 kt as compared to 2015, as a result of a 33% decrease in sales volumes from Carborough Downs, which faced geological issues in 2016 and was divested in November 2016. Sales volumes of thermal coal reached 5.457 Mt in 2016, compared to 0.892 Mt in 2015.

  •
  Our cost of goods sold from coal, excluding depreciation, amortization and depletion, increased by 4.3% on a constant currency basis, from US$872 million in 2016 to US$836 million in 2015, as a result of the ramp-up of the Nacala Logistics Corridor.

  •
  Our net expenses from coal, excluding depreciation, amortization and depletion, and excluding impairment charges, decreased by 90.5% on a constant currency basis, from US$222 million in 2015 to US$21 million in 2016, due to (i) reduced selling, general and administrative expenses in Australia (impact of US$4 million) and (ii) higher effects of inventory adjustments on thermal coal in Mozambique in 2016 as compared to 2015 (impact of US$165 million).

  •
  Our adjusted EBITDA from coal was a loss of US$54 million in 2016, while in 2015 we had a loss of US$508 million, reflecting higher coal prices (impact of US$155 million) and lower costs and expenses, adjusted by the impact of higher volumes and exchange rate variation (impact of US$386 million).

  2015 compared to 2014

  •
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

  •
  Our cost of goods sold from coal, excluding depreciation, amortization and depletion, decreased to US$839 million in 2015, or 15.3% on a constant currency basis, due to the stoppage of our Isaac Plains and Integra Coal mines, partially offset by additional costs in our operations in Mozambique driven by higher sales volumes.

  •
  Our net expenses from coal, excluding depreciation, amortization and depletion, and excluding impairment charges, decreased by 37.5% on a constant currency basis, from US$365 million in 2014 to US$223 million in 2015, due to (i) reduced selling, general and administrative expenses in Australia, (ii) the receipt of insurance proceeds of US$36 million in connection with a flood that occurred in Australia in 2010 and (iii) lower effects of inventory adjustments on thermal coal in Mozambique in 2015, as compared to 2014.

  •
  Our adjusted EBITDA from coal was a loss of US$508 million in 2015, while in 2014 we had a loss of US$669 million, reflecting the decline in coal prices and lower sales volume due to the suspension of the Isaac Plains and Integra Coal mines in Australia. Dividends received from joint ventures and associates operating in the coal segment amounted to US$28 million in 2015 and US$28 million in 2014.

  Base metals

  2016 compared to 2015

  •
  Our net operating revenues from sales of base metals totaled US$6.139 billion in 2016, a 0.4% decrease from US$6.163 billion in 2015. The decrease was mainly driven by lower nickel prices (US$544 million), which were partially offset by higher sales of nickel (US$182 million) and copper (US$144 million), higher prices for gold, cobalt and silver byproducts (US$101 million) and higher volumes for gold, cobalt and silver byproducts (US$89 million). The increase in nickel sales volumes was primarily driven by the ramp up of our operations in New Caledonia and at Long Harbour. The increase in copper sales volumes was mainly the result of higher copper production in Sudbury and the completed ramp up of operations at Salobo.

  •
  Our cost of goods sold from base metals, excluding depreciation, amortization and depletion, decreased 1.1% on a constant currency basis. After adjusting for the effects of higher volumes (US$260 million), costs decreased by US$305 million compared to 2015 mainly as a result of higher production in Sudbury and the conclusion of the ramp-up of Salobo operations resulting in dilution of fixed costs, lower fuel costs at PTVI and lower planned shutdown maintenance costs at our Canadian operations.

  •
  Our net expenses from base metals, excluding depreciation, amortization and depletion, and excluding impairment charges, decreased 65.1% on a constant currency basis, mainly due to lower pre-operating expenses reflecting the full transition of VNC costs from pre-operating expenses to costs of goods sold (impact of US$287 million), partially offset by the effects from goldstream transactions totaling US$150 million in 2016.

  •
  Our adjusted EBITDA from base metals was US$1.848 billion in 2016, a 33.1% increase from 2015. The increase was mainly due to lower expenses and costs (impact of US$617 million), higher nickel and copper sales volumes (US$148 million) and exchange variation (US$126 million), which was partially offset by lower prices (US$431 million)

  2015 compared to 2014

  •
  Our net operating revenues from sales of base metals decreased to US$6.163 billion in 2015 from US$7.692 billion in 2014. The 19.9% decrease primarily reflected lower prices for nickel and copper, partially offset by higher nickel sales volumes, resulting from ramp-up of our operations in New Caledonia and of Onça Puma, in Brazil, and higher copper sales volume, resulting from the ramp-up of Salobo operations.

  •
  Our cost of goods sold from base metals, excluding depreciation, amortization and depletion, increased 7.6% on a constant currency basis, due to higher costs related to ramp-up of Onça Puma and Salobo operations and increased allocation of VNC pre-operating expenses to costs of goods sold.

  •
  Our net expenses from base metals, excluding depreciation, amortization and depletion, and excluding impairment charges, decreased 12.6% on constant currency basis, mainly due to lower pre-operating expenses and a US$230 million gain on the gold stream transaction in 2015, partly offset by lower insurance proceeds in 2015 of US$212 million (US$64 million in 2015 compared to US$276 million in 2014).

  •
  Our adjusted EBITDA from base metals was US$1.388 billion in 2015, 44.9% lower than in 2014. Despite the lower nickel and copper prices, certain non-recurring items contributed to our income generation, such as insurance proceeds received in 2014 and the proceeds received in the gold stream transaction in 2015.

Financial results, net

          The following table details our net financial results, net, from continuing operations for the periods indicated.

	Year ended December 31,
	2014	2015	2016
	(US$ million)
Financial income(1)	US$389	US$251	US$170
Financial expenses(2)	(2,900)	(1,068)	(2,677)
Gains (losses) on derivatives, net	(1,334)	(2,477)	1,256
Foreign exchange gains (losses), net	(2,076)	(7,044)	3,252
Indexation losses, net	(97)	(316)	(158)

Financial results, net	US$(6,018)	US$(10,654)	US$1,843

(1)
Includes short-term investments and other financial income (see note 6 to our consolidated financial statements)
(2)
Includes loans and borrowings gross interest, capitalized loans and borrowing costs, financial expenses associated with labor, tax and civil lawsuits, participative stockholders' debentures, expenses of REFIS and others financial expenses (see note 6 to our consolidated financial statements).

          2016 compared to 2015.    In 2016, our financial results, net, was income of US$1.843 billion, compared to an expense of US$10.654 billion in 2015. This principally resulted from:

  •
  A decrease in financial income from US$251 million in 2015 to US$170 million in 2016, as a result of a decrease in our average cash position in 2016, as compared to 2015.

  •
  An increase in financial expenses of US$1.609 billion, from US$1.068 billion in 2015 to US$2.677 billion in 2016, attributable primarily to the US$1.382 billion increase in the marked-to-market fair value of our shareholder debentures due to an increase in commodities price.

  •
  Net foreign exchange gains of US$3.252 billion in 2016 compared to net foreign exchange losses of US$7.044 billion in 2015, principally due to the appreciation of the Brazilian real against the U.S. dollar.

  •
  The net effect of fair value changes in derivatives, which represented a gain of US$1.256 billion in 2016 compared to a loss of US$2.477 billion in 2015. This reflected the following main categories of derivatives transactions:

  ◦
  Currency and interest rate swaps. We recognized gains of US$959 million in 2016 from currency and interest rate swaps, compared to a net loss of US$1.502 billion in 2015. These swaps are primarily used to convert debt denominated in other currencies into U.S. dollars in order to protect our cash flow from exchange rate volatility.

  ◦
  Nickel derivatives. We recognized a loss of US$42 million in 2016 compared to a loss of US$49 million in 2015. These derivatives are part of our nickel price protection program.

  ◦
  Bunker oil derivatives. We recognized a gain of US$268 million in 2016 compared to a loss of US$742 million in 2015. These gains or losses resulted from the mark to market of the hedge contracts on bunker oil price; for 2016, we had entered in these contracts only in the last quarter of the year, when we resumed hedging the bunker oil price due to the risk of increased oil prices in 2017. In 2016, we also recognized a financial loss of US$799 million compared to a loss of US$270 million in 2015, due to the settlement of outstanding bunker oil hedge contracts in each of these years. As we resumed hedging bunker oil price in the last quarter of 2016, our financial results in 2017 will be impacted by the changes in the fair value of the outstanding derivatives position at the end of each quarter and by the gains or losses related to the settlements recorded in each quarter. These derivatives are structured to minimize the volatility of the cost of maritime freight, and the variation is due to the sharp volatility in the spot price of bunker oil.

  •
  A net indexation loss of US$158 million in 2016 compared to a net loss of US$316 million in 2015, mainly due to changes in discount rates on asset retirement obligation provisions.

          2015 compared to 2014.    Our financial results, net increased 77.0%, to US$10.654 billion in 2015 from US$6.018 billion in 2014. This principally resulted from:

  •
  Net foreign exchange losses of US$7.044 billion in 2015 compared to net foreign exchange losses of US$2.076 billion in 2014, principally due to the depreciation of the Brazilian real against the U.S. dollar.

  •
  The net effect of fair value changes in derivatives, which represented a loss of US$2.477 billion in 2015 compared to a loss of US$1.334 billion in 2014. This reflected the following main categories of derivatives transactions:

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

  ◦
  Bunker oil derivatives. We recognized a net loss of US$742 billion in 2015 compared to a net loss of US$533 million in 2014. These derivatives are structured to minimize the volatility of the cost of maritime freight, and the variation is due to the sharp decrease in the spot bunker oil price.

    ◦
    Warrants. We recognized a net loss of US$142 million in 2015 compared to a net loss of US$5 million in 2014. These derivatives were part of the consideration we received under the 2013 gold sale contract with Silver Wheaton.

  •
  A net indexation loss of US$316 million in 2015 compared to a loss of US$97 million in 2014, as a result of higher inflation in Brazil.

  •
  A decrease in financial income from US$389 million in 2014 to US$251 million in 2015, as a result of lower average cash position in 2015, as compared to 2014.

  •
  A decrease in financial expenses of US$1.832 billion, from US$2.900 billion in 2014 to US$1.068 billion in 2015, attributable primarily to the US$1.280 billion decrease in the amount of our shareholder debentures, which are marked-to-market, due to the decline in commodities price.

Equity results in associates and joint ventures

          2016 compared to 2015.    Our equity results in associates and joint ventures increased to a gain of US$309 million in 2016 from a loss of US$445 million in 2015 mostly due to the positive results in 2016 from our equity positions in Companhia Siderurgica do Pecém (US$25 million gain), MRN (US$48 million gain) and California Steel Industries, Inc.—CSI (US$32 million gain), as compared to the negative results in 2015 from Samarco (US$167 million loss), Companhia Siderurgica do Pecém (US$307 million loss), CSI (US$27 million loss) and Companhia Siderurgica do Atlântico—CSA (US$80 million loss).

          2015 compared to 2014.    Our equity results in associates and joint ventures in 2015 decreased to a loss of US$445 million from an income of US$501 million in 2014, mostly due to the negative results from Companhia Siderúrgica do Pecém (US$307 million loss in 2015) and from Samarco (US$167 million loss in 2015) while in 2014 we had a positive result from Samarco (US$392 million income).

Impairment and other results in associates and joint ventures

          2016 compared to 2015.    We recognized a loss resulting from impairment and other results in associates and joint ventures of US$1.220 billion in 2016, of which US$1.109 billion related to our investments in Samarco, US$75 million resulted from the sale of CSA and US$36 million from the sale of Mineração Paragominas. We recognized a loss resulting from impairment and other results in associates and joint ventures of US$349 million in 2015, of which US$446 million related to impairment from investments in associates and joint ventures, which was partially offset by a gain in the sale of our participation in Shandong Yankuang (US$79 million), a coking coal producer, and a gain in the disposal of energy generation assets (US$18 million). See Business overview—Failure of Samarco's tailings dam in Minas Gerais and note 15 to our consolidated financial statements.

          2015 compared to 2014.    In 2015, we recognized a loss resulting from impairment and other results in associates and joint ventures of US$349 million, of which US$132 million resulted from impairment from investments in related to our investment in Samarco and US$314 million related to our investment in TEAL. This was partially offset by US$97 million a gain in the sale of our participation in Shandong Yankuang (US$79 million), a coking coal producer, and a gain in the disposal of energy generation assets (US$18 million). In 2014, we recognized a loss resulting from impairment and other results in associates and joint ventures of US$61 million, primarily resulting from a US$30 million loss resulting from the sale of Vale Florestar.

Results of discontinued operations

          2016 compared to 2015.    In 2016, we had a net loss from discontinued operations attributable to Vale's stockholders of USS$1.229 billion, compared to a loss of US$200 million in 2015. In December 2016, we entered into an agreement with Mosaic to sell a significant part of our fertilizer business. As a result of this transaction, our fertilizer business is being reported as discontinued operations in our financial statements for the year ended December 31, 2016, and we have re-presented our financial statements for the years ended December 31, 2015 and 2014 accordingly. The net assets of our fertilizer business in our balance sheet as of December 31, 2016 were adjusted to reflect their fair value minus the cost to sell the business, and we recognized a loss in the amount of US$1.738 billion (US$1.147 billion, net of taxes) in "loss from discontinued operations" in our income statement for the year ended December 31, 2016. For more information on our discontinued operations see note 14 to our consolidated financial statements.

Income taxes

          For 2016, we recorded net income tax expense of US$2.781 billion, compared to a net income tax gain of US$5.249 billion in 2015. In 2016, our effective tax rate was 34.8%. The effective tax rate was slightly different from the statutory rate mainly due to US$708 million of unrecognized tax on current year losses, partially offset by the tax incentives for our iron ore, copper and nickel operations in the North and Northeast regions of Brazil. The incentives are calculated based on the taxable income of the incentive activity (tax operating income), taking into account the allocation of tax operating income to different tranches of production during the periods specified for each product. In 2016, this tax incentive structure reduced our net income tax expense by US$344 million.

          For 2015, we recorded net income tax gain of US$5.249 billion, compared to a net income tax expense of US$1.603 billion in 2014. In 2015, our effective tax rate was 29.7%. Tax legislation that became effective in 2015 provides that income of our foreign subsidiaries will be taxed in Brazil, on an accrual basis, applying the differential between the local rate and the Brazilian tax rates. Accordingly, the effective tax rate was different from the statutory rate mainly due to: (i) unrecognized tax losses and (ii) nondeductible impairment, partially offset by the constitution of tax loss forward related to losses at foreign subsidiaries that we were able to recognize due to change of law. Under the legislation that became effective in 2015, the accumulated losses of our foreign subsidiaries as of December 31, 2014 were available to offset their future profits. On September 30, 2015, we filed the required tax return and completed the review of the income tax loss carryforwards available in each foreign subsidiary as of December 31, 2014, which permitted us to recognize a deferred tax asset of US$2.952 billion related to accumulated losses in certain of our foreign subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

Overview

          In the ordinary course of business, our principal funding requirements are for capital expenditures, dividend payments and debt service. We have historically met these requirements by using cash generated from operating activities and borrowings, supplemented by dispositions of assets.

          For 2017, we have budgeted capital expenditures of US$4.548 billion, including US$1.846 billion for project execution and US$2.702 billion for sustaining existing operations and replacement projects. A principal amount of US$1.061 billion of our debt matures in 2017.

          We have taken measures to reduce our capital expenditures, and we are constantly evaluating opportunities for additional cash generation. Also, we continue to consider the sale of certain assets and investments, and joint ventures for certain of our businesses. Finally, we are committed to continue the reduction in our costs and expenses to reduce our debt leverage and to maintain discipline in capital allocation.

Sources of funds

          Our principal sources of funds are operating cash flow and borrowings, supplemented by disposition of assets. The amount of operating cash flow is strongly affected by global prices for our products. In 2016, our operating activities generated cash flows from continuing operations of US$6.581 billion, compared to US$4.491 billion in 2015, primarily reflecting the increase in prices of iron ore.

          In 2016, we borrowed US$6.919 billion under our new and existing financing agreements. Our major new borrowing transactions in 2016 are summarized below.

  •
  In January 2016, we drew US$3.0 billion under our existing revolving credit facilities with syndicates of international banks, which will mature in 2018 and 2020. This amount was fully repaid in 2016; US$1.0 billion was repaid in June and the outstanding balance of US$2.0 billion was paid in November.

  •
  In June 2016, our wholly owned subsidiary Vale Overseas Ltd. issued US$1.25 billion notes due 2021, guaranteed by Vale S.A.

  •
  In August 2016, our wholly owned subsidiary Vale Overseas Ltd. issued US$1.0 billion notes due 2026, guaranteed by Vale S.A.

  •
  In December 2016, our wholly owned subsidiary, Vale Canada, received a €200 million loan from the French State with a repayment schedule starting at the end of 2021 and ending in November 2026. This loan is guaranteed by Vale S.A.

  •
  In 2016, we borrowed US$950 million in pre-export financing agreements with commercial banks.

          In 2016, we received US$1.343 billion as a result of divestments and sales of interests in certain joint ventures and investments. The main divestment transactions in 2016 are described below:

  •
  In August 2016, we received an initial cash payment of US$800 million from Silver Wheaton, as part of the sale an additional 25% of the gold produced from the Salobo copper mine for the life of mine. As a result of this transaction, we recorded a deferred liability in the amount of US$524 million, which will be recognized in our future income statement as the gold is extracted.

  •
  In August 2016, we received US$269 million from the sale of three very large ore carriers of 400,000 DWT to ICBC International, a wholly owned subsidiary of the Industrial and Commercial Bank of China. In December 2016, we received US$35 million per vessel from the sale of four capesize vessels to Polaris Shipping Co. Ltd. In January 2017, we received payment for the other two vessels.

  •
  In December 2016, we received US$113 million from the sale of our remaining 13.63% indirect interest in Paragominas to Hydro.

Uses of funds

          In the ordinary course of business, our principal funding requirements are for capital expenditures, dividend payments and debt service.

  Capital expenditures

          Our capital expenditures in 2016, including the fertilizer business, amounted to US$5.482 billion, including US$3.179 billion for project execution and US$2.302 billion dedicated to sustaining existing operations. For more information about the specific projects for which we have budgeted funds, see Information on the Company—Capital expenditures.

  Distributions and repurchases

          We paid total dividends of US$250 million in December 2016 (classified as interest on shareholders' equity). We did not repurchase any of our shares in 2016.

  Tax payments

          We paid US$388 million in income tax in 2016, excluding the payments in connection with REFIS, compared to US$544 million in 2015. In connection with our participation in the REFIS, our outstanding commitment totals US$5.419 billion, which will be paid in 142 monthly installments. In 2016, we paid a total of US$417 million in connection with the REFIS.

  Liability Management

          In 2016, we repaid US$5.565 billion in debt that was set to mature in future years. Our main liability management transactions in the year are summarized below.

  •
  The full repayment of US$3.0 billion dollars drawn in January under our existing revolving credit facilities. US$1.0 billion was repaid in June 2016 with part of the proceeds of the offering of our US$1.250 billion notes due 2021, and the remaining balance of US$2.0 billion was paid in November 2016.

  •
  In September 2016, we fully redeemed the outstanding principal amount of US$1.250 billion of Vale Overseas' notes that was set to mature in January 2017.

Debt

          As of December 31, 2016, our total outstanding debt was US$29.322 billion (including US$28.691 billion of principal and US$631 million of accrued interest) compared with US$28.853 billion at the end of 2015. As of December 31, 2016, US$472 million of our debt was secured by liens on some of our assets. As of December 31, 2016, the weighted average of the remaining term of our debt was 7.9 years, compared to 8.1 years in 2015.

          As of December 31, 2016, the short-term debt and the current portion of long-term debt was US$1.660 billion, including charges.

          Our major categories of long-term indebtedness are described below. The principal amounts given below include the current portion of long-term debt and exclude accrued charges.

  •
  U.S. dollar-denominated loans and financing (US$7.283 billion as of December 31, 2016).  This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations.

  •
  U.S. dollar-denominated fixed rate notes (US$13.083 billion as of December 31, 2016).  We have issued in public offerings several series of fixed-rate debt securities, directly by Vale and through our finance subsidiary Vale Overseas Limited, guaranteed by Vale, totaling US$12.549 billion. Our subsidiary Vale Canada has outstanding fixed rate debt in the amount of US$400 million.

  •
  Euro-denominated loans and financing (US$211 million as of December 31, 2016).  This category includes loans from export credit agencies.

  •
  Euro-denominated fixed rate notes (US$1.583 billion as of December 31, 2016).We have issued in public offerings two series of fixed-rate debt securities denominated in Euro in the aggregate amount of €1.500 billion.

  •
  Other debt (US$6.531 billion as of December 31, 2016). We have outstanding debt, principally owed to BNDES, Brazilian commercial banks and infrastructure debentures, denominated in Brazilian reais and other currencies.

          We have a variety of credit lines available, including the following, as of December 31, 2016:

  •
  Credit lines with BNDES in the amount of R$7.3 billion (US$2.2 billion) to finance our investment program. As of December 31, 2016, the total amount available under these facilities was R$283 million, or US$88 million.

  •
  A R$3.9 billion (US$1.2 billion) financing agreement with BNDES to finance part of the implementation of the CLN 150 Mtpy project, which will expand the logistics infrastructure in Vale's Northern System. As of December 31, 2016, this facility was almost fully drawn.

  •
  A R$6.2 billion (US$1.9 billion) financing agreement with BNDES to finance part of the implementation of the S11D project and its infrastructure (CLN S11D). As of December 31, 2016, the total amount available under this facility was R$2.1 billion (US$629 million).

  •
  We have two revolving credit facilities with syndicates of international banks, which will mature in 2018 and 2020. As of December 31, 2016, the total amount available under these facilities was US$5.0 billion, which can be drawn by Vale, Vale Canada and Vale International. In January 2016, we drew US$3.0 billion under these facilities. In November 2016, we repaid the outstanding balance drawn under these facilities.

          Some of our long-term debt instruments contain financial covenants. In particular, instruments representing approximately 21% of the aggregate principal amount of our total debt require that we maintain, as of the end of each quarter, (a) a consolidated ratio of total debt to adjusted EBITDA for the past 12 months not exceeding 4.5 to one and (b) a consolidated interest coverage ratio of at least 2.0 to one. These covenants appear in our financing agreements with BNDES, with other export and development agencies, and with some other lenders. During the last quarter of 2015, we agreed with lenders under these agreements to amend the leverage ratio to require a ratio of 5.5 to one through the end of 2016 in order to give us flexibility to finalize our investment cycle. As of December 31, 2016, (i) our consolidated ratio of total debt to adjusted EBITDA for the past 12 months was 2.4 to one and (ii) our consolidated interest coverage ratio was 6.9 to one.

          As of December 31, 2016, the corporate guarantees we provided (corresponding to our direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled US$361 million and US$1.450 billion, respectively.

CONTRACTUAL OBLIGATIONS

          The following table summarizes our contractual obligations as of December 31, 2016. This table excludes other common non-contractual obligations that we may have, including pension obligations, deferred tax liabilities and contingent obligations arising from uncertain tax positions, all of which are discussed in the notes to our consolidated financial statements.

	Payments due by period
	Total	Less than 1 year	2018	2019	2020	Thereafter
	(US$ million)
Debt less accrued interest	28,691	1,061	3,824	3,449	3,857	16,500
Interest payments(1)	13,635	1,583	1,369	1,211	1,010	8,462
Operating lease obligations(2)	1,029	149	134	131	130	485
Purchase obligations(3)	4,388	2,572	363	186	140	1,127

Total	US$47,743	US$5,365	US$5,690	US$4,977	US$5,137	US$26,574

(1)
Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2016 and assuming that (i) all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payments dates, and (ii) our perpetual bonds are redeemed on the first permitted redemption date. Amounts do not include derivatives transactions.
(2)
Amounts include fixed payments related to the operating lease contracts for the pellet plants.
(3)
The purchase obligations derive mainly from take or pay contracts, contracts for the acquisition of fuel and the acquisition of raw materials and services. For more information, see note 32 to our consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

          As of December 31, 2016, we did not have any off-balance sheet arrangements as defined in the Form 20-F not disclosed in our consolidated financial statements.

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

          The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties and also for the estimated useful life, which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived assets. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

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

          Our executive officers define the policies and procedures that are used to evaluate our asset retirement obligations. The future costs of retirement of our mines and processing assets at all our sites are reviewed annually, in each case considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate.

          As of December 31, 2016, we estimated the fair value of our total asset retirement obligations to be US$2.877 billion.

Impairment of non-current assets and onerous contract

          Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal ("FVLCS") and value in use ("VIU").

          FVLCS is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. VIU is determined by applying assumptions specific to the company's continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCS calculation.

          The future cash flows are based on the current life-of-mine plan or long-term production plan for the cash-generating unit. Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment.

          For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units (CGUs)). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

          Non-current assets (excluding goodwill) in which the company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

          For onerous contracts, provision is recognized for the present value of certain long-term contracts where the unavoidable cost of meeting the company's obligations exceed the economic benefits to be receive under it.

Fair values of derivatives and other financial instruments

          Derivatives transactions that are not qualified for hedge accounting are classified and presented as an economic hedge, as we use derivative instruments to manage our financial risks as a way of hedging against these risks. Derivative financial instruments are recognized as assets or liabilities in the balance sheet and are measured at their fair values. Changes in the fair values of derivatives are recorded in income statement or in stockholders' equity when the transaction is eligible for effective hedge accounting.

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

Litigation

          We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and we disclose material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Note 28 to our consolidated financial statements.

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

          The provision for litigation as of December 31, 2016, totaling US$839 million, consists of provisions of US$534 million for labor, US$84 million for civil, US$214 million for tax and US$7 million for environmental claims. Claims for which the likelihood of loss, in our opinion and based on the advice of our legal counsel, is reasonably possible but not probable, and for which we have not made provisions, amounted to a total of US$13.427 billion as of December 31, 2016, including claims of US$2.418 billion for labor claims, US$1.502 billion for civil claims, US$7.636 billion for tax claims and US$1.871 billion for environmental claims.

Employee post-retirement benefits

          We sponsor defined benefit pension and other post-retirement benefit plans covering some of our employees. The determination of the amount of our obligations for these benefits depends on certain actuarial assumptions. These assumptions are described in Note 29 to our consolidated financial statements and include, among others, the discount rate, the expected long-term rate of return on plan assets and increases in salaries.

Provision related to the dam failure of Samarco Mineração S.A.

          The provision requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as result of further technical analysis, (ii) uncertainty regarding the timing of resumption of Samarco's operations; (iii) updates in the discount rate; and (iv) resolution of existing and potential legal claims. As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.

RISK MANAGEMENT

          The aim of our risk management strategy is to promote enterprise-wide risk management that supports the achievement of our objectives, financial strength and flexibility and business continuity.

          We developed an integrated framework for managing risk, which considers the impact on our business of not only market risk factors (market risk), but also risks arising from third-party obligations (credit risk), risks associated with inadequate or failed internal processes, people, systems or external events (operational risk) and risks associated with political and regulatory conditions in countries in which we operate (political risk), among others.

          In order to achieve this objective and to further improve our corporate governance practices, our Board of Directors has established a company-wide risk management policy and an Executive Risk Management Committee. The risk management policy requires that we regularly evaluate and monitor the corporate risks on a consolidated basis in order to guarantee that our overall risk level remains in accordance with our strategic guidelines.

          See note 22 to our consolidated financial statements for quantitative information about risks relating to financial instruments, including financial instruments entered into pursuant to our risk management policies.

Market risk

          We are exposed to various market risk factors that can impact our cash flow. An assessment of the potential impact of the consolidated market risk exposure is performed periodically to support the decision making process regarding the risk management strategy, which may incorporate financial instruments, including derivatives. The financial instrument portfolio is monitored on a monthly basis, enabling us to properly evaluate financial results and their impact on cash flow, and ensure correlation between the strategies implemented and the proposed objectives.

          Considering the nature of our business and operations, the main market risk factors that we are exposed to are:

  •
  Foreign exchange rates and interest rates:  our cash flows are exposed to the volatility of several currencies against the U.S. dollar and of interest rate on loans and financings. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar. We may use derivative instruments in order to reduce our potential cash flow volatility arising from this currency mismatch. We also have debt instruments denominated in currencies other than U.S. dollars, mainly in Brazilian reais and euros. We use swaps and forward transactions to convert into U.S. dollars a portion of the cash outflows from most of these debt instruments.

  Our floating rate debt consists mainly of loans including export pre-payments, commercial bank loans and multilateral organization loans. In general, the U.S. dollar floating rate debt is subject to changes to LIBOR (London Interbank Offer Rate) in U.S. dollars. We take advantage of the potential correlation between commodity prices and U.S. dollar floating interest rates as a partial natural hedge for this risk.

  •
  Product prices and input costs:  we are also exposed to market risks associated with commodities price volatilities. In line with our risk management policy, we may also employ risk mitigation strategies to manage this risk that include predominantly forward transactions, futures contracts and zero-cost collars.

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

          Based on the counterparty's credit risk, risk mitigation strategies may be used to manage our credit risk. The main credit risk mitigation strategies include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

          From a geographic standpoint, we have a diversified accounts receivable portfolio, with Asia, Europe and Brazil, the regions with the most significant exposure. According to each region, different guarantees can be used to enhance the credit quality of the receivables. We monitor the counterparty exposure in the portfolio periodically and we block additional sales to customers in delinquency.

  Treasury credit risk management

          To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty to which we have credit exposure. We control the portfolio diversification and monitor different indicators of solvency and liquidity of our different counterparties that were approved for trading.

Operational risk

          Operational risk management is the structured approach we take to manage uncertainty related to internal and external events. Internal events consist of inadequate or failed internal processes, people and systems, while external events include natural or third party-caused operational catastrophes, regulatory, political, economic or social actions taken by governments or other key stakeholders.

          We mitigate operational risk with new controls and improvement of existing ones, new mitigation plans and transfer of risk through insurance. We seek a clear view of the major risks we are exposed to, the cost-benefit on mitigation plans and the controls in place to closely monitor the impact of operational risks and to efficiently allocate capital to reduce it.

III.           SHARE OWNERSHIP AND TRADING

MAJOR SHAREHOLDERS

          Our corporate capital is currently composed of 3,217,188,402 common shares and 2,027,127,718 preferred shares, including 12 golden shares issued to the Brazilian government. Holders of our preferred shares and the golden shares are generally entitled to the same voting rights as holders of common shares, except with respect to the election of members of the Board of Directors, and are entitled to certain preferential dividends as described below. The 12 golden shares owned by the Brazilian government have veto powers over certain actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities.

          Valepar is Vale's controlling shareholder. Valepar is a special-purpose company organized under the laws of Brazil that was incorporated for the sole purpose of holding an interest in Vale. Valepar does not have any other business activity. Valepar acquired its controlling stake in Vale from the Brazilian government in 1997 as part of the first stage of Vale's privatization.

          The following table sets forth information regarding ownership of Vale shares by the shareholders we know beneficially own more than 5% of any class of our outstanding capital stock, and by our directors and executive officers as a group, as of December 31, 2016.

	Common shares owned	% of class	Preferred shares owned	% of class
Valepar(1)	1,716,435,045	53.9%	20,340,000	1.0%
BNDESPAR(2)	206,378,882	6.5%	66,185,272	3.4%
Capital Group International, Inc.(3)	n/a	n/a	202,763,494	10.0%
Capital Research Global Investors(3)	n/a	n/a	220,419,398	10.9%
Directors and executive officers as a group	9,300	Less than 1.0%	1,645,064	Less than 1.0%

(1)
See the tables below for information about Valepar's shareholders.
(2)
BNDESPAR is a wholly-owned subsidiary of BNDES. The figures for BNDESPAR do not include common shares owned by Valepar.
(3)
Based on notices provided to the Company pursuant to Brazilian law by Capital Group International, Inc. (CGII) and Capital Research Global Investors (CRGI) in August 2016. According to the notices, (a) CGII and CRGI are part of the same economic group, (b) the economic group also includes Capital World Investors (CWI), which together with CRGI is a division of Capital Research and Management Company, and (c) CWI holds 5,620,000 additional preferred shares, corresponding to 0.28% of Vale's preferred shares.

          The table below sets forth information regarding ownership of Valepar common shares as of December 31, 2016.

	Common shares owned	% of class
Valepar shareholders
Litel Participações S.A.(1)	637,443,857	49.00
Eletron S.A.	380,708	0.03
Bradespar S.A.(2)	275,965,821	21.21
Mitsui	237,328,059	18.24
BNDESPAR	149,787,385	11.51

Total	1,300,905,830	100.00%

(1)
Litel also owns 200,864,272 preferred class A shares of Valepar, which represents 71.41% of the preferred class A shares. Litela Participações S.A. ("Litela"), an affiliate of Litel, also owns 80,416,931 preferred class A shares of Valepar, which represents 28.59% of the preferred class A shares.
(2)
Bradespar is controlled by a control group consisting of Cidade de Deus—Cia. Comercial Participações, Fundação Bradesco, NCF Participações S.A. and Nova Cidade de Deus Participações S.A.

          The table below sets forth information regarding ownership of Litel Participações S.A., one of Valepar's shareholders, as of December 31, 2016.

	Common shares owned	% of class
Litel Participações S.A. shareholders(1)
BB Carteira Ativa	222,125,498	80.62
Carteira Ativa II	31,688,469	11.50
Carteira Ativa III	19,115,635	6.94
Singular FIA	2,583,921	0.94
Caixa de Previdência dos Funcionários do Banco do Brasil	168	0.00
Others	658	0.00

Total	275,514,349	100.00%

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

          The shareholders of Valepar are party to a shareholders' agreement dated April 24, 1997, which expires on May 9, 2017 (the "existing Valepar shareholders' agreement"). A new shareholder's agreement among Litel, Litela, Bradespar, Mitsui and BNDESPAR, shareholders of Valepar, dated February 19, 2017 (the "February 2017 shareholders' agreement"), will become effective immediately after expiration of the existing agreement for a period of six months or until the merger of Valepar into Vale. In addition to provisions relating to voting rights and rights of first refusal for the acquisition of the controlling shareholders' shares, which are generally similar to the provisions under the existing shareholder's agreement of Valepar, pursuant to the February 2017 shareholders' agreement, Valepar is expected to make a proposal for eventually enabling Vale to be listed on BM&FBOVESPA's Novo Mercado special segment and making Vale a company without defined control. See —Changes in our shareholding structure and share ownership by controlling shareholders.

          Each of the existing Valepar shareholders' agreement and the February 2017 shareholders' agreement:

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

  •
  requires each party generally to retain control of the special purpose company through which it holds its interest in shares of Valepar, unless the rights of first refusal previously mentioned are observed;

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

          Pursuant to each of the existing Valepar shareholders' agreement and the February 2017 shareholders' agreement, Valepar cannot support any of the actions described below with respect to Vale without the consent of at least 75% of the holders of Valepar's common shares:

  •
  any amendment of Vale's bylaws;

  •
  any increase of Vale's capital stock by share subscription, creation of a new class of shares, change in the characteristics of the existing shares or any reduction of Vale's capital stock;

  •
  any issuance of debentures of Vale, whether or not convertible into shares of Vale, call options (bônus de subscrição) or any other security of Vale;

  •
  any determination of issuance price for any new shares of capital stock or other security of Vale;

  •
  any amalgamation, spin-off or merger to which Vale is a party, as well as any change to Vale's corporate form;

  •
  any dissolution, receivership, bankruptcy or any other voluntary act for financial reorganization or any suspension thereof;

  •
  the election and removal of members of Vale's Board of Directors and the election and removal of members of Vale's Board of Executive Officers, under the existing shareholders' agreement, or the removal of members of Vale's Board of Directors and election and removal of members of Vale's Board of Executive Officers, under the February 2017 shareholders' agreement;

  •
  the disposition or acquisition by Vale of an equity interest in any company (under the existing shareholders' agreement only), and the acquisition of any shares of capital stock of Vale;

  •
  the participation by Vale in a group of companies or in a consortium of any kind;

  •
  the execution by Vale of agreements relating to distribution, investment, sales exportation, technology transfer, trademark license, patent exploration, license to use and leases;

  •
  the approval and amendment of Vale's business plan (under the existing shareholders' agreement only);

  •
  the approval of the compensation of members of Vale's Board of Directors and Board of Executive Officers, under the existing shareholders' agreement, and the total compensation of the members of Vale's Board of Directors, Board of Executive Officers, Fiscal Council and advisory committees, under the February 2017 shareholders' agreement;

  •
  the allocations of profit-sharing among members of Vale's Board of Directors, Board of Executive Officers, Fiscal Council and Advisory Committees;

  •
  the determination of duties of the Board of Directors (under the existing shareholders' agreement only) and the Board of Executive Officers;

  •
  any change in the corporate purpose of Vale;

  •
  the distribution or non-distribution of any dividends (including distributions classified as interest on shareholders' equity) on any shares of capital stock of Vale, other than pursuant the dividend policy of distributing 50% of Vale's net profit for each fiscal year;

  •
  the appointment and replacement of Vale's independent auditor;

  •
  the creation of any security interests or granting of guarantees by Vale with respect to obligations of any unrelated party, including any affiliates or subsidiaries;

  •
  any resolution on any matter which, pursuant to applicable law, entitles a shareholder to withdrawal rights;

  •
  the appointment and replacement by Vale's Board of Executive Officers of any representative of Vale in subsidiaries, companies affiliated with Vale or other companies in which Vale is entitled to appoint directors and officers; and

  •
  any change in the debt to equity threshold, as defined in the shareholders' agreement (under the existing shareholders' agreement only).

          The February 2017 shareholders' agreement adds additional actions to this list, including:

  •
  the acquisition of shares in the capital stock of Vale to be held in treasury, cancelled or subsequently disposed;

  •
  setting forth Vale's maximum limit of indebtedness;

  •
  entering into financing agreements by Vale or similar transactions that are not provided for in Vale's fundraising plan;

  •
  approval of the strategic guidelines and plan of Vale;

  •
  approval of the annual and pluriannual budgets and of the fundraising plan of Vale;

  •
  approval of investment or disinvestment by Vale;

  •
  approval of the management's annual report and the financial statements of Vale;

  •
  approval of any related-party transactions policy, and approving the execution or modification of transactions with a related party;

  •
  disposal by Vale of fixed assets, the value of which, separately or in the aggregate, in a twelve-month period exceeds one percent of the total assets, based on the most recent Vale quarterly information; and

  •
  waiver of the right of first refusal of Valepar in case of a capital increase at Vale.

          Pursuant to the February 2017 shareholders' agreement, the disposal of shares of Vale owned by Valepar is subject to approval of 95% of the common shares subject to the agreement.

Changes in our shareholding structure and share ownership by controlling shareholders

          If we successfully implement the changes in our shareholder structure described below, Litel, Bradespar, Mitsui and BNDESPAR, which are currently shareholders of Valepar, will become shareholders of Vale and will enter into a new shareholder's agreement (the "proposed Vale shareholders' agreement").

          Pursuant to the February 2017 shareholders' agreement, Valepar is expected to make a proposal to simplify our shareholding structure and corporate governance, with the purpose of eventually enabling Vale to be listed on BM&FBOVESPA's Novo Mercado special segment and making Vale a company without defined control.

          The initial proposal comprises, beyond the performance of all acts and procedures imposed by the applicable legal provisions and rules, the following indivisible and interdependent steps to simplify our shareholding structure, which are subject to approval by our executive officers, Board of Directors and shareholders:

  (i)
  Voluntary conversion of our class A preferred shares into common shares at a fixed exchange ratio based on the volume-weighted average market prices over the last 30 trading sessions on the BM&FBOVESPA prior to February 19, 2017. The holders of ADSs representing our class A preferred shares will be able to elect voluntary conversion into ADSs representing our common shares on the same terms available to holders of class A preferred shares. Class A preferred shares, and preferred ADSs, that do not elect voluntary conversion will remain outstanding.

  (ii)
  Amendment of our bylaws so as to adjust them, to the extent possible, to Novo Mercado rules so we may be effectively listed on such special segment. The key proposed changes to our bylaws are described below:

    •
    At least 20% of the Board of Directors will be composed of independent directors.

    •
    Any transfer of corporate control will have to provide to all holders of common shares equal treatment with the transferring controlling shareholder, through a public offer to acquire common shares.

    •
    No shareholder or group of shareholders will be permitted to hold our common shares in an amount equal to or greater than 25% of the total amount of common shares issued by us or of the total capital stock, excluding common shares held in treasury, unless it makes a public offer to acquire the common shares of the other shareholders.

    •
    Any disputes shall be resolved by arbitration before the BM&FBOVESPA Arbitration Chamber.

  (iii)
  The merger of Valepar into Vale at an exchange ratio that contemplates a 10% increase in the number of shares held by the shareholders of Valepar, and represents a dilution of approximately 3% of the shareholding interest held by the other shareholders of Vale.

          Pursuant to item (iii) above, Valepar's shareholders will receive 1.2065 of our common shares for each Valepar share held by them. As a result, we will issue 173,543,667 new common shares, all registered and without par value, in favor of Valepar's shareholders. Consequently, Valepar's shareholders will own 36.73% of our outstanding common stock after the merger of Valepar.

          The R$3,073 million goodwill balance carried on Valepar's financial statements and its future use by Vale will not be subject to capitalization in favor of Valepar's shareholders, but will be for the benefit of all of our shareholders. Valepar will hold at the time of the merger enough cash and cash equivalents to fully settle its liabilities.

          We cannot predict how long it will take to implement each of these steps or whether they will be successfully implemented. The implementation of the proposal is subject to the approval of the proposal, including the merger of Valepar into us, by the executive officers, board of directors and shareholders of Vale and Valepar, and the acceptance initially by at least 54.09% of class A preferred shares of the voluntary conversion, as mentioned in item (i) above, within the maximum term of 45 days from the shareholders' meeting decision on the matter, resulting in a combined shareholding interest held by the shareholders of less than 50% of our total common shares.

          After the simplification of our corporate ownership structure pursuant to the proposal, we will seek to list our common shares on the Novo Mercado segment of the BM&FBOVESPA. However, such listings are dependent on a number of factors, over which we have no control, including approvals by our shareholders and the applicable regulators, and the conversion of all of our preferred shares into common shares.

  Proposed Vale shareholders' agreement

          The proposal will also contemplate the execution of a shareholders' agreement at Vale level on the date of effectiveness of the merger of Valepar into us, if the merger is approved, by Litel, Bradespar, Mitsui and BNDESPAR to give us greater stability and to adapt our corporate governance structure during the period of transition to a new corporate structure without defined control. For six months from the date of entry into force of the Vale shareholder's agreement, the controlling shareholders will be under certain restrictive obligations with respect to trading of our shares. The following are key provisions of the proposed Vale shareholders' agreement:

  •
  Term:  The proposed shareholders' agreement of Vale will be effective until November 9, 2020.

  •
  Shares subject to the agreement:  The proposed Vale shareholders' agreement will only apply to a portion of the common shares of Vale to be owned by the parties thereto, in a total amount of 20% of Vale's common shares (not including treasury shares).

  •
  Shareholders' prior meetings:  The proposed Vale shareholders' agreement does not require meetings thereunder prior to each meeting of the Vale Board of Directors or general shareholders' meeting, unless convened any of the parties to the proposed Vale shareholders' agreement.

  •
  Qualified quorum matters:  The proposed Vale shareholders' agreement requires approval of shareholders holding at least 75% of the shares subject to the agreement owned by the parties in attendance for approval of the following matters, among others:

  ◦
  any amendment of Vale's bylaws.;

  ◦
  any increase or reduction of Vale's capital stock;

  ◦
  any issuance of debentures of Vale, whether or not convertible into shares of Vale, call options (bônus de subscrição) or any other security of Vale;

  ◦
  any amalgamation, spin-off or merger to which Vale is a party, as well as any change to Vale's corporate form;

  ◦
  any dissolution, receivership, bankruptcy or any other voluntary act for financial reorganization of Vale or the suspension of any of these proceedings;

  ◦
  the removal of any member of Vale's Board of Directors, and the election and removal of any executive officer of Vale;

    ◦
    the approval of the aggregate and individual compensation of members of the Board of Directors, Board of Executive Officers, Fiscal Council and advisory committees;

    ◦
    creation of companies by Vale, the conversion of currently existing companies into another types of legal entity, the direct or indirect acquisition or disposition of Vale's interests in the capital stock of other companies or entities, including through mergers and spin-offs, as well as the amendment of the corporate documents of these legal entities, whenever the amount involved is equal or greater than 1% of Vale's shareholders' equity, based on Vale's most recent quarterly financial information;

    ◦
    the distribution or non-distribution of any dividends (including distributions classified as interest on shareholders' equity) on any shares of capital stock of Vale other than 50% of the net income;

    ◦
    the creation of any security interest or guarantee by Vale to any third parties, including companies controlled by or affiliated with Vale, except for subsidiaries of which Vale owns at least 99% of the capital stock;

    ◦
    the approval of Vale's maximum limit of indebtedness;

    ◦
    the approval of Vale's strategic guidelines and plan, as well as annual and pluriannual budgets and fundraising plan;

    ◦
    any investments or divestments by Vale, as well as any investment agreements, in an amount equal to or greater than 1% of Vale's shareholders' equity, based on Vale's most recent quarterly financial information;

    ◦
    the approval of any related-party transactions policy;

    ◦
    the disposal of fixed assets of Vale in an amount exceeding (a) separately, 0.15% of Vale's total assets, or (b) in the aggregate, in a twelve-month period, 0.5% of Vale's total assets, based on Vale's most recent quarterly financial information;

    ◦
    the cancellation of Vale's listing or the reduction of Vale's listing level on the BM&FBovespa; and

    ◦
    the appointment and removal by Vale's Board of Executive Officers of the chief executive officer in subsidiaries, companies affiliated with Vale or other companies in which Vale is entitled to appoint the chief executive officer.

  •
  Novo Mercado Listing:  The parties to the Vale shareholders' agreement will undertake to take all necessary measures to list Vale on the BM&FBOVESPA Novo Mercado as soon as listing is possible without material risk that any holders of Vale's class A preferred shares will exercise their right of withdrawal, based on the market price and book value. The current rules of the Novo Mercado do not permit the effective listing of Vale as long as the class A preferred shares remain outstanding.

RELATED PARTY TRANSACTIONS

          We have a policy on related party transactions, which sets forth rules and principles to ensure transparency and arm's-length terms in our transactions with related parties and other situations of potential conflicts of interest. Pursuant to that policy and our bylaws, our Governance and Sustainability Committee is responsible for issuing reports about potential conflicts of interest between us and our shareholders or management and for reviewing the procedure and terms of related party transactions that are submitted to our Board of Directors for approval. Under the policy, if we identify a conflict of interest with a shareholder, then that shareholder or its representative may not participate in any discussions related to the transaction at any shareholders' meeting and will only have access to publicly available information about the matter. The policy also prohibits the extension of any loans to related parties other than our subsidiaries and affiliated companies. For information regarding investments in associate companies and joint ventures and for information regarding transactions with major related parties, see Notes 15 and 31 of our consolidated financial statements.

          We have engaged, and expect to continue to engage, in arm's-length transactions with certain entities controlled by, or affiliated with, our controlling shareholders, including the following:

  Bradesco

          Bradespar, a controlling shareholder of Valepar, is controlled by a group of entities that also control Banco Bradesco S.A. ("Bradesco"). Bradesco and its affiliates are full service financial institutions that have performed, and may perform in the future, investment banking, advisory or general financing and banking services for us and our affiliates, from time to time, in the ordinary course of business.

  Banco do Brasil

          Previ, a pension fund of the employees of Banco do Brasil S.A. ("Banco do Brasil"), owns 100% of the investment fund BB Carteira Ativa, which holds the majority of the common equity of Litel Participações S.A., which holds 49% of the common equity of Valepar. Banco do Brasil appoints three out of the six members of Previ's senior management. An affiliate of Banco do Brasil is the manager of BB Carteira Ativa. Banco do Brasil is also a full service financial institution, and Banco do Brasil and its affiliates have performed, and may perform in the future, investment banking, advisory or general financing and banking services for us and our affiliates, from time to time, in the ordinary course of business.

  Mitsui

          We have commercial relationships in the ordinary course of our business with Mitsui, a large Japanese conglomerate and a shareholder of Valepar. Mitsui has direct investments in some of our subsidiaries, joint ventures and associated companies. Mitsui has a minority stake in our subsidiary MVM Resources International B.V., which controls the Bayóvar (Peru) phosphate operations. Mitsui is also our joint venture partner at VLI. We have an investment agreement with Mitsui in connection with our coal business in Mozambique (see Information on the Company—Business overview—Significant changes in our business).

  BNDES

          BNDES is the Brazilian state-owned development bank and the parent company of one of our major shareholders, BNDESPAR. Below is a description of our main transactions with BNDES:

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

          BNDES has provided us with credit lines of R$7.3 billion (US$2.2 billion) to finance our investment program, facilities totaling R$985 million (US$302 million) to finance the acquisition of equipment in Brazil, a R$3.9 billion (US$1.2 billion) financing for our CLN 150 Mtpy project and a R$6.2 billion (US$1.9 billion) financing for our S11D project and its infrastructure (CLN S11D). For more information on our transactions with BNDES, see Operating and financial review and prospects—Liquidity and capital resources.

          BNDES holds a total of R$1.289 billion (US$396 million), in debentures of our subsidiary Salobo Metais S.A., with a right to subscribe for Salobo's preferred shares in exchange for part of the outstanding debentures, which right expires two years after Salobo reaches an accumulated revenue equivalent to 200,000 tons of copper.

          BNDES holds debentures issued by Vale exchangeable into common shares of VLI.

          BNDESPAR is in the control group of several Brazilian companies with which we have commercial relationships in the ordinary course of our business.

DISTRIBUTIONS

          Our shareholders approved our new dividend policy at the shareholders' meeting held on April 25, 2016. Distributions may be classified as "dividends" or "interest on shareholders' equity," for Brazilian tax purposes, and references to "dividends" should be understood to cover all distributions, regardless of their classification, unless otherwise stated. Pursuant to the new dividend policy, our Board of Executive Officers proposes dividend payments to the Board of Directors, which approves the amount of dividend distributions based on the context of the company's business, taking into consideration, among other factors, our debt level and expected future commitments of cash.

          Pursuant to our new dividend policy, dividends will be paid in two installments. The first installment must be proposed by the Executive Officers and, if approved by the Board of Directors, paid in October of each year. The second installment must be proposed during the first three months of the subsequent fiscal year and, if approved by the annual shareholders' meeting, paid in April. The amount of the first installment must be determined based on the accumulated results for the year and expected free cash flow for the remainder of the year. The second installment will be included in the results from the allocation of net income proposed for the preceding fiscal year. The distribution amount of the first installment is expressed in U.S. dollars and payment is made in reais upon the conversion of the proposed amount in U.S. dollars to reais based on the PTAX-Option 5 exchange rate published by the Brazilian Central Bank on the business day prior to the meeting of our Board of Directors on which payment is approved. The distribution amount of the second installment is expressed and paid in reais. Our board of executive officers may propose additional dividend payments to our Board of Directors, based on analysis of our cash flows and the availability of profits or reserves of profits.

          We typically pay the same amount per share on both common and preferred shares. Under Brazilian law and our bylaws, we are required to distribute to our shareholders an annual amount equal to not less than 25% of the distributable amount, referred to as the mandatory dividend, unless the Board of Directors advises our shareholders at our shareholders' meeting that payment of the mandatory dividend for the preceding year is inadvisable in light of our financial condition. For a discussion of dividend distribution provisions under Brazilian corporate law and our bylaws, see Additional information.

          The tax regime applicable to distributions to ADR and to non-resident shareholders will depend on whether those distributions are classified as dividends or as interest on shareholders' equity. See Additional information—Taxation—Brazilian tax considerations.

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

          We make cash distributions on the common shares and preferred shares underlying the ADSs in reais to the custodian on behalf of the depositary. The custodian then converts such proceeds into U.S. dollars and transfers such U.S. dollars to be delivered to the depositary for distribution to holders of ADRs net of the depositary's fees. For information on taxation of dividend distributions, see Additional information—Taxation—Brazilian tax considerations.

          The following table sets forth the cash distributions we paid to holders of common shares and preferred shares for the periods indicated. Amounts have been restated to give effect to stock splits that we carried out in subsequent periods. Amounts are stated before any applicable withholding tax.

		Reais per share
Year	Payment date	Dividends	Interest on equity	Total	U.S. dollars per share(1)	U.S. dollars total (US$ million)(1)
2012	April 30	–	1.08	1.08	0.59	3,000
	October 31	0.66	0.53	1.19	0.58	3,000
2013	April 30	0.15	0.71	0.86	0.44	2,250
	October 31	0.12	0.82	0.94	0.44	2,250
2014	April 30	–	0.90	0.90	0.41	2,100
	October 31	0.34	0.65	0.99	0.41	2,100
2015	April 30	–	0.60	0.60	0.19	1,000
	October 31	0.37	–	0.37	0.10	500
2016	December 16	–	0.17	0.17	0.05	250

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

          Our common ADSs, each representing one common share, and our preferred ADSs, each representing one preferred share, are traded on the New York Stock Exchange ("NYSE"), under the ticker symbols VALE and VALE.P, respectively. Our common ADSs and preferred ADSs are traded on Euronext Paris, under the ticker symbols VALE3 and VALE5, respectively. Citibank N.A. serves as the depositary for both the common and the preferred ADSs. On March 1, 2017, there were 1,365,783,260 ADSs outstanding, 773,593,512 common ADSs and 592,189,748 preferred ADSs, representing 56.6% of our outstanding common shares and 43.4% of our outstanding preferred shares, or 26.5% of our total share capital.

 SHARE PRICE HISTORY

          The following table sets forth trading information for our ADSs, as reported by the New York Stock Exchange and our shares, as reported by the BM&FBOVESPA, for the periods indicated. Share prices in the table have been adjusted to reflect stock splits.

	BM&F BOVESPA (Reais per share)				NYSE (US$ per share)
	Common share		Preferred share		Common ADS		Preferred ADS
	High	Low	High	Low	High	Low	High	Low
2012	45.87	32.45	53.41	32.12	37.08	15.88	32.50	15.67
2013	44.10	28.39	42.60	26.00	21.49	12.63	20.88	11.47
2014
1Q	35.71	29.26	32.73	25.90	15.25	12.42	14.01	10.93
2Q	33.34	28.40	30.12	25.47	15.07	12.62	13.61	11.19
3Q	32.92	26.54	29.36	23.30	14.83	10.87	13.23	9.49
4Q	28.31	18.69	24.80	16.00	11.80	6.86	10.31	5.89
2015
1Q	22.84	17.94	20.10	15.45	8.69	5.65	7.63	4.85
2Q	27.06	17.54	20.30	14.95	8.80	5.58	6.66	4.77
3Q	19.94	15.35	16.00	12.27	5.90	4.03	5.00	3.21
4Q	20.79	11.65	16.26	9.32	5.48	3.07	4.31	2.43
2016
1Q	17.58	8.60	12.78	6.57	4.65	2.15	3.42	1.60
2Q	21.76	14.02	16.68	11.24	6.07	3.91	4.66	3.02
3Q	19.12	16.02	16.17	12.78	6.07	4.82	5.05	3.79
4Q	31.03	17.65	27.84	15.55	9.16	5.45	8.20	4.78
Last six months
October 2016	22.14	17.65	20.80	15.55	6.95	5.45	6.58	4.78
November 2016	31.01	21.61	27.50	20.45	9.10	6.67	8.00	6.30
December 2016	31.03	25.19	27.84	21.78	9.16	7.62	8.20	6.64
January 2017	34.13	25.06	32.38	22.85	10.78	7.62	10.26	6.89
February 2017	36.43	29.92	34.24	28.60	11.52	9.56	10.87	9.10
March 2017	33.32	29.00	31.87	27.29	10.69	9.30	10.26	8.77

DEPOSITARY SHARES

          Citibank N.A. serves as the depositary for our ADSs. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

          ADR holders are required to pay the depositary amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission or conversion of foreign currency into U.S. In this case, the depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions. The depositary may recover any unpaid taxes or other governmental charges owed by an ADR holder by billing such holder, by deducting the fee from one or more cash dividends or other cash distributions, or by selling underlying shares after reasonable attempts to notify the holder, with the holder liable for any remaining deficiency.

          ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance of ADSs upon deposit of shares, excluding issuances as a result of distributions described in the following item	Up to US$5.00 or less per 100 ADSs (or fraction thereof) issued
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$5.00 or less per 100 ADSs (or fraction thereof) held
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$5.00 or less per 100 ADSs (or fraction thereof) held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$5.00 or less per 100 ADSs (or portion thereof) held
Delivery of deposited property against surrender of ADSs	Up to US$5.00 or less per 100 ADSs (or portion thereof) surrendered
ADS services	Up to US$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary

          The depositary may deduct applicable depositary fees and charges from the funds being distributed in the case of cash distributions. For distributions other than cash, the depositary will invoice the amount of the applicable depositary fees to the applicable holders.

          In June 2016, we terminated our HDR program, and in July 2016 we concluded the delisting of HDRs from the Hong Kong Stock Exchange.

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

          The depositary reimburses us for certain expenses we incur in connection with the ADR programs and other expenses, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. The depositary also agreed to make an additional reimbursement annually based on the issuance and cancellation fees, dividend fees and depositary service fees charged by the depositary to our ADS holders. In this context, for the year ended December 31, 2016, Citibank N.A. reimbursed us US$3.202 million.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Vale did not engage in any share repurchase program during 2016.

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

          Ten of our 11 current directors (and ten of our 11 alternate directors) were appointed by Valepar. This includes an additional director appointed by Valepar, because no individual or group of common and preferred shareholders met the thresholds described under our bylaws and Brazilian corporate law. One director and his respective alternate are appointed by our employees, pursuant to our bylaws. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred shares representing at least 10% of our total share capital, have the right to appoint one member and an alternate to our Board of Directors. Our employees and our non-controlling shareholders each have the right, as a class, to appoint one director and an alternate. The terms of all of our directors and alternate directors will expire at the Ordinary General Shareholder's meeting of 2017.

          The following table lists the current members of the Board of Directors and each director's alternate.

Director(1)	Year first elected	Alternate director(1)	Year first elected
Gueitiro Matsuo Genso (chairman)	2015	Gilberto Antonio Vieira	2015
Fernando Jorge Buso Gomes (vice-chairman)	2015	Moacir Nachbar Junior	2015
Oscar Augusto de Camargo Filho	2003	Eduardo de Oliveira Rodrigues Filho	2011
Dan Antônio Marinho Conrado	2012	Arthur Prado Silva(8)	2015
Marcel Juviniano Barros	2012	Francisco Ferreira Alexandre	2013
Alberto Ribeiro Guth(2)	2015	Marcelo Gasparino da Silva(9)	2016
Lucio Azevedo(3)	2015	Carlos Roberto de Assis Ferreira(3)	2015
Eduardo Refinetti Guardia(4)	2016	Robson Rocha	2011
Eduardo de Salles Bartolomeo(5)	2016	Marcelo Marcolino(10)	2016
Motomu Takahashi(6)	2016	Yoshitomo Nishimitsu	2015
Denise Pauli Pavarina(7)	2017	Luiz Mauricio Leuzinger	2012

(1)
Appointed by Valepar and approved at the shareholders' meeting unless otherwise indicated.
(2)
As a result of the resignation of a member, Mr. Alberto Ribeiro Guth was appointed by the Board of Directors as effective Director on June 25, 2015, and such appointment was ratified by the General Ordinary and Extraordinary Shareholders' Meeting of April 25, 2016.
(3)
Appointed by our employees.
(4)
As a result of the resignation of a member, Eduardo Refinetti Guardia was appointed by the Board of Directors as effective Director on July 27, 2016.
(5)
As a result of the resignation of a member, Eduardo de Salles Bartolomeo was appointed by the Board of Directors as effective Director on September 29, 2016
(6)
As a result of the resignation of a member, Motomu Takahashi was appointed by the Board of Directors as effective Director on April 27, 2016, and such appointment was ratified by the General Extraordinary Shareholders' Meeting of August 12, 2016.
(7)
Denise Pauli Pavarina was appointed by the Board of Directors as effective Director on February 22, 2017.
(8)
As a result of the resignation of an alternate member, Mr. Arthur Prado Silva was appointed by the Board of Directors as alternative member of Mr. Dan Antonio Marinho Conrado on July 29, 2015, and such appointment was ratified by the General Ordinary and Extraordinary Shareholders' Meeting of April 25, 2016.
(9)
Marcelo Gasparino da Silva was appointed by the Board of Directors as alternate on May 25, 2016, and such appointment was ratified by the General Extraordinary Shareholders' Meeting of August 12, 2016.

(10)
As a result of the resignation of a member, Marcelo Marcolino was appointed by the Board of Directors as alternate Director on September 29, 2016.

          Below is a summary of the business experience, activities and areas of expertise of our current directors.

          Gueitiro Matsuo Genso, 45: Chairman of Vale's Board of Directors since February 2016 (Member of Vale's Board of Directors since March 2015).

          Other current director or officer positions:    Member of the Strategic Committee of Vale since 2015; Chief Executive Officer of Valepar since 2015; and Chief Executive Officer of PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil S.A. since 2015.

          Professional experience:    Executive Officer of Private Customers of Banco do Brasil S.A. from 2014 to 2015; Member of the Board of Directors of the Brazilian Interbank Payment Chamber from 2014 to 2015; Member of the Fiscal Council of Grupo Segurador BB Mapfre from 2011 to 2015; Sector Officer of the Brazilian Bank Federation (Febraban) from 2010 to 2015; Executive Officer of Real Estate Credit of Banco do Brasil S.A. from 2011 to 2014; Executive Officer of Home Loans of Banco do Brasil S.A. from 2011 to 2014; Executive Officer of Loans of Banco do Brasil S.A. from 2010 to 2011; and Executive Officer of Products of Banco Nossa Caixa S.A. from 2009 to 2010.

          Academic background:    Degree in Business Administration from Faculdade SPEI; MBA from Fundação Getúlio Vargas; and MBA in Agribusiness from Escola Superior de Agricultura Luiz de Queiroz.

          Dan Antonio Marinho Conrado, 52: Member of Vale's Board of Directors since October 2012.

          Other current director or officer positions:    Chairman of Valepar's Board of Directors since 2012; and Alternate Member of the Board of Directors of Mapfre BB SH2 Participações S.A. since 2011.

          Professional experience:    Chairman of Vale's Board of Directors from 2012 to 2016; Chief Executive Officer of Valepar from 2012 to 2015; Member of Vale's Strategic Committee from 2012 to 2015; Permanent Participant of Vale's Strategic Committee from 2015 to 2016; Alternate Member of the Board of Directors of Petróleo Brasileiro S.A.—Petrobrás and, Member of the Board of Directors of its wholly owned subsidiary, BR Distribuidora, from July 2015 to November 2015; Member of the Board of Directors of Fras-le S.A. from 2010 to 2013; Member of the Board of Directors of Aliança do Brasil S.A. from 2010 to 2011; and Vice-President of Retail, Distribution and Operations of Banco do Brasil S.A from 2011 to 2012.

          Academic background:    Degree in Law from Universidade Dom Bosco; MBA from Universidade Federal do Rio de Janeiro, COPPEAD; and MBA from Instituto de Ensino e Pesquisa em Administração of Universidade Federal de Mato Grosso, Inepad.

          Marcel Juviniano Barros, 54: Member of Vale's Board of Directors since October 2012; and Member of the Executive Development Committee of Vale since February 2013.

          Other current director or officer positions:    Officer of Securities of PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil S.A. since 2012; Member of the Board of Directors of Valepar since 2012; and Member of the Board of PRI—Principles for Responsible Investment of the UN since 2012.

          Professional experience:    Between 1987 and 2012 held several positions at Banco do Brasil S.A., including the position of Union Auditor; and General Secretary of the National Confederation of Financial Branch Workers, where he coordinated international networks from 2008 to 2011.

          Academic background:    Degree in History from Fundação Municipal de Ensino Superior de Bragança Paulista.

          Eduardo Refinetti Guardia, 51: Member of Vale's Board of Directors since July 2016.

          Other current director or officer positions:    Executive Secretary of the Department of the Treasury since 2016; and Chairman of Banco do Brasil S.A.'s Board of Directors since 2016.

          Professional experience:    Executive Officer of Products of BM&FBOVESPA from 2013 to 2016; and Executive Officer of Finance and Investor Relations of BM&FBOVESPA from 2010 to 2013.

          Academic background:    Degree in Economics from Pontífica Universidade Católica; Master's Degree in Economics from Universidade Estadual de Campinas; and PhD in Economics from Universidade de São Paulo.

          Fernando Jorge Buso Gomes, 60: Vice-Chairman of Vale's Board of Directors since January 2017 (Member of Vale's Board of Directors since April 2015); Coordinator of the Governance Sustainability Committee of Vale since April 2015; and Member of the Financial Committee and the Executive Development Committee of Vale since April 2015.

          Other current director or officer positions:    Executive Officer of Valepar since 2015; Member of the Board of Directors of Valepar since 2015 (and Vice-Chairman of Board of Directors since 2017); Chief Executive Officer and Investor Relations Executive Officer of Bradespar since 2015; Member of the Board of Directors of 2b Capital S.A. since 2014; and Executive Officer of Banco Bradesco BBI S.A. since 2006.

          Professional experience:    Member of the Board of Directors of Sete Brasil S.A. from 2011 to 2015; Chairman of the Board of Directors of Smartia Corretora de Seguros S.A. from 2012 to 2015; Chairman of the Board of Directors of SMR Grupo de Investimentos e Participações S.A. from 2014 to 2015; Member of the Board of Directors of BCPAR S.A. from 2013 to 2015; Member of the Board of Directors of BR Towers S.A. from 2013 to 2014; Member of the Board of Directors of CPFL Energias Renováveis S.A. from 2011 to 2012; and Member of the Board of Directors of LOG Commercial Properties S.A. from 2013 to 2015.

          Academic background:    Degree in Economic Sciences from Integrated College Bennett.

          Oscar Augusto de Camargo Filho, 79: Member of Vale's Board of Directors since September 2003; Member of Vale's Strategy Committee since March 2006; and Coordinator of Vale's Executive Development Committee since November 2003.

          Other current director or officer positions:    Managing Partner of CWH Consultoria Empresarial, since 2003.

          Professional experience:    Member of the Board of Directors of Valepar from 2003 to 2014.

          Academic background:    Degree in Law from Universidade de São Paulo; and Post-graduate Degree in International Marketing from Cambridge University.

          Eduardo de Salles Bartolomeo, 53: Member of Vale's Board of Directors and Strategic Committee since September 2016.

          Other current director or officer positions:    Member of the Board of Directors of Arteris S.A. since 2015; and Member of the Board of Directors of Login Logística Intermodal since 2016.

          Professional experience:    Executive Officer of Vale from 2007 to 2012; Chief Executive Officer of BHG—Brazilian Hospitality Group from 2013 to 2015; and Member of the Board of Directors of MRS Logística S.A. from 2007 to 2009.

          Academic background:    Degree in Metallurgical Engineering from Universidade Federal Fluminense; MBA from Katholieke Universiteit Leuven; and MBA from Massachusetts Institute of Technology.

          Motomu Takahashi, 63: Member of Vale's Board of Directors since April 2016.

          Other current director or officer positions:    Representative Director and Executive Vice-president of Mitsui & Co. Ltd. since 2016.

          Professional experience:    Executive Vice-President and Chief Operating Officer of the American business unit of Mitsui & Co. Ltd. from 2015 to 2016; Senior Executive Managing Officer and Chief Operating Officer of the American business unit of Mitsui & Co. Ltd. from 2014 to 2015; and Executive Managing Officer and Chief Operating Officer of iron and steel products business unit of Mitsui & Co. Ltd from 2011 to 2014.

          Academic background:    Degree in Economics from Tokyo University; and Advanced Management Program from Harvard Business School.

          Alberto Ribeiro Guth, 57: Member of Vale's Board of Directors since June 2015.

          Other current director or officer positions:    Managing Partner of Angra Partners Gestão de Recursos Ltda. since 2003; Director of Angra Infraestrutura Gestão de Informações Ltda. since 2006; Managing Partner of Angra Partners Participações Ltda. since 2010; Managing Partner of Angra Partners Assessoria Financeira Ltda. since 2010; Member of the Board of Directors of TG Participações S.A. since 2008; Member of the Board of Directors of Via Varejo S.A. since 2012; Member of the Board of Directors of Centrais Elétricas de Santa Catarina S.A.—CELESC since 2015; Executive Officer of Futuretel S.A. since 2012; Executive Officer of Zain Participações S.A. since 2012; Executive Officer of Sul 116 Participações S.A. since 2012; Executive Officer of Newtel Participações S.A. since 2012; Executive Officer of Invitel Legacy S.A. since 2012; Member of the Board of Directors of Estre Ambiental S.A. since 2014; Director of Aconcágua Investimentos e Participações Ltda. since 2013; Member of the Board of Directors of Geradora Aluguel de Máquinas S.A. since 2013; Director of Neustift Participações Ltda. since 2014; and Member of the Board of Directors of Rio Barigui Participações S.A. since 2012; and Member of the Board of Directors of Capinauá Participações S.A. since 2007.

          Professional experience:    Managing Partner of Angra Partners Participações Ltda. from 2010 to 2014, and of Angra Partners Assessoria Financeira Ltda. from 2010 to 2015; Member of the Board of Directors of Ediouro Participações S.A. from 2013 to 2014; Member of the Board of Directors of Companhia Providência Indústria e Comércio S.A. from 2013 to 2014; and Executive Officer of Daleth Participações S.A. from 2012 to 2015.

          Academic background:    Degree in Engineering from Instituto Militar de Engenharia; and MBA in Finance from Wharton Business School.

          Denise Pauli Pavarina, 53: Member of Vale's Board of Directors since February 2017

          Other current director or officer positions:    Member of the Board of Directors of Valepar since 2017; Member of the Conduct and Ethics Committee of Banco Bradesco S.A. since 2016; Member of the IT Committee of BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuro since 2016; Member of the Board of Directors of BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuro since 2015; Member of the Advisory Committee for Intermediation Sector of BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuro since 2015; Managing Director of BRAM—Bradesco Asset Management S.A. since 2012; Member of the Management Board of Fundação Bradesco since 2009; Member of the Board of Directors of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição since 2012; Member of the Board of Directors (representing ANBIMA) of Instituto BRAIN—Brasil Investimentos & Negócios since 2012; Managing Director of Kirton Bank S.A. and Kirton Gestão de Recursos Ltda. since 2016; Member of the Investment Committee of NEO Capital Mezanino Fundo de Investimentos em Participações since 2010; and Vice-Chairman of the Board of Directors of 2bCapital S.A. since 2014.

          Professional experience:    Adjunct Executive Officer of Banco Bradesco S.A. from 2012 to 2015; Managing Executive Officer of Banco Bradesco S.A. from 2015 to 2017; Member of the Management Board of Fundação Bradesco from 2001 to 2007; President of Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais—ANBIMA from 2012 to 2016; Superintendent Director of BRAM—Bradesco Asset Management S.A. from 2009 to 2012; Member of the Representatives Council (representing ANBIMA) of Confederação Nacional das Instituições Financeiras—CNF from 2012 to 2016; Member of the Consulting Board of Instituto BRAIN—Brasil Investimentos & Negócios from 2012 to 2014; Member of the Strategic Committee (representing ANBIMA) of Instituto BRAIN—Brasil Investimentos & Negócios from 2012 to 2013; and Member of the Board of Directors of 2bCapital S.A. from 2010 to 2014.

          Academic background:    Degree in Economic Sciences from Faculdade Armando Álvares Penteado; Law Degree from Universidade Paulista; and MBA from Institute de Ensino e Pesquisa.

          Lucio Azevedo, 58: Member of Vale's Board of Directors since April 2015.

          Professional experience:    Chairman of Railway Labor Unions in the Brazilian states of Maranhão, Pará and Tocantins since 2013.

          Academic background:    Incomplete secondary education.

  Technical and advisory committees to the Board of Directors

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

          The Governance and Sustainability Committee, which is responsible for (i) evaluating and recommending improvements to the effectiveness of our corporate governance practices and the functioning of our Board of Directors, (ii) recommending improvements to the Code of Ethics and Conduct and our management system in order to avoid conflicts of interests between Vale and its shareholders or management, (iii) evaluating related party transactions submitted to our Board of Directors and issuing reports on potential conflicts of interest involving related parties, according to the policy on Related Party Transactions, (iv) evaluating proposals for revision of policies that are not attributed to other committees pursuant to the bylaws or the internal rules or other committees, (v) evaluating proposals for modifying, analyzing and recommending improvements to our sustainability report, (vi) evaluating Vale's performance with respect to sustainability and recommending improvements based on our long-term strategic vision, (vii) assisting our Board of Directors, as requested, in appointing and evaluating the annual performance of our ombudsman (person in charge of receiving reports of violation of our Code of Ethics and Conduct), (viii) assisting the Board of Directors, as requested, in evaluating our ombudsman in respect of matters involving the ombudsman channel and violations of the Code of Ethics and Conduct.

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

Officer	Year of appointment	Position	Age
Murilo Pinto de Oliveira Ferreira(1)	2011	Chief Executive Officer	63
Luciano Siani Pires	2012	Chief Financial Officer and Executive Officer for Investor Relations	47
Gerd Peter Poppinga(2)	2014	Executive Officer (Ferrous Minerals)	57
Jennifer Anne Maki	2015	Executive Officer (Base Metals)	46
Humberto Ramos de Freitas	2011	Executive Officer (Logistics and Mineral Research)	63
Roger Allan Downey	2012	Executive Officer (Fertilizer, Coal and Strategy)	49
Clovis Torres Junior	2016	Executive Officer (Human Resources, Sustainability, Compliance and General Counsel)	49

(1)
Murilo Pinto de Oliveira Ferreira will not renew his term ending in May 2017. On March 27, 2017, Vale announced the appointment of Fabio Schvartsman as its new Chief Executive Officer. A summary of Mr. Schvartsman's business experience and areas of expertise is provided below.
(2)
Gerd Peter Poppinga was Executive Officer for Base Metals Operations and Information Technology of Vale from November 2011 to November 2014.

          Below is a summary of the business experience, activities and areas of expertise of our current executive officers.

          Murilo Pinto de Oliveira Ferreira, 63: Chief Executive Officer of Vale and Participant of Vale's Strategy and Disclosure Committees since May 2011.

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

          Luciano Siani Pires, 47: Chief Financial Officer and Executive Officer for Investor Relations of Vale since August 2012 and Member of Vale's Executive Risk Management and Disclosure Committees since August 2012.

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

          Gerd Peter Poppinga, 57: Executive Officer for Ferrous Minerals of Vale since November 2014.

          Other current director or officer positions:    Member of the Board of Directors of Vale International since June 2015.

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

          Jennifer Anne Maki, 46: Executive Officer for Base Metals of Vale since November 2015.

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

          Humberto Ramos de Freitas, 63: Executive Officer for Logistics and Mineral Research of Vale since November 2011.

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

          Roger Allan Downey, 49: Executive Officer for Fertilizer, Coal and Strategy of Vale (Executive Officer for Fertilizer and Coal since May 2012 and for Strategy since 2015).

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

          Clovis Torres Junior, 49: Executive Officer for Human Resources, Sustainability, Compliance and General Counsel of Vale since August 2016.

          Other current director or officer positions:    Chairman of the Managing Council of the Brazilian Mining Institute (IBRAM); Vice President of the National Iron and Base Metals Mining Trade Association (SINFERBASE); Member of the Corporate Law Commission of the Brazilian Bar Association (OAB); Member of the Board of Trustees of Fundação Getulio Vargas; Member of the Economics Council of the Rio de Janeiro State Federation of Industry (FIRJAN).

          Professional experience:    General Counsel and Chief Compliance Officer of Vale, from July 2011 to July 2016; Executive Vice President of Bahia Mineração Ltda., from September 2007 to July 2011; Director of the Corporate Legal Department of Vale, from May 2003 to September 2007; Partner in the law firm Machado, Meyer, Sendaz & Opice Advogados, from December 2000 to May 2003; Senior Lawyer at the International Finance Corporation in the United States, from January 1997 to December 2000; Senior Lawyer at Cargill Agrícola S.A., from August 1995 to January 1997; Senior Lawyer at Clyde & Co International Law Firm, in Brazil and England, from June 1993 to July 1995. From May 2015 to November 2015, Clovis chaired the Board of Directors of Petrobras Distribuidora S.A. and served on the Board of Directors of Petrobras S.A.

          Academic background:    Bachelor Degree in Law from the Catholic University of Salvador and a Master in International Law, Trade and Finance from Tulane Law School, Louisiana, United States; Executive MBA degree from Fundação Getulio Vargas in São Paulo; and several courses on management, leadership, corporate finance and mergers and acquisitions at the Massachusetts Institute of Technology, Harvard University, the International Institute for Management Development (IMD), and INSEAD.

          On March 27, 2017, Vale announced the appointment of Fabio Schvartsman, 63, as its new Chief Executive Officer starting in late May 2017. Mr. Schvartsman has graduate and post-graduate degrees in production engineering from the University of São Paulo and a post-graduate degree in Business Administration from Fundação Getúlio Vargas. He worked for 10 years at Duratex and for 22 years at the Ultra Group, which he left in 2007 as the Ultrapar Holding CFO and managing partner of Ultra S.A. Mr. Schvartsman was CEO of Telemar Participações and of San Antonio International and has been Klabin's CEO since 2011.

Conflicts of interest

          Under Brazilian corporate law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, such director or executive officer may not vote in any decision of the board of directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. Under our Policy on Related Party Transactions, any director or executive officer who has a conflict of interest cannot receive any relevant documentation or information and may not participate in any related discussions. None of our directors or executive officers can transact any business with us, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by unrelated parties. For more details about our Policy on Related Party Transactions see Share ownership and trading—Related party transactions.

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

          Members of the Fiscal Council are elected by our shareholders for one-year terms. The current members of the Fiscal Council and their respective alternates were elected on April 25, 2016. The terms of the members of the Fiscal Council expire at the next annual shareholders' meeting following election.

          Two members of our Fiscal Council (and the respective alternates) may be elected by non-controlling shareholders: one member may be appointed by our preferred shareholders and one member may be appointed by minority holders of common shares pursuant to applicable CVM rules.

          The following table lists the current and alternate members of the Fiscal Council.

Current member	Year first elected	Alternate	Year first elected
Paulo José dos Reis Souza(1)	2016	Paula Bicudo de Castro Magalhães(1)	2016
Raphael Manhães Martins(2)	2015	Julio Sergio de Souza Cardoso(2)	2016
Marcelo Amaral Moraes(3)	2004	Vacant(4)	–
Aníbal Moreira dos Santos(3)	2005	Oswaldo Mário Pêgo de Amorim Azevedo(3)	2004
Sandro Kohler Marcondes (3)	2016	Sergio Mamede Rosa do Nascimento (3)	2016

(1)
Appointed shareholders of preferred shares.
(2)
Appointed by minority shareholders of common shares.
(3)
Appointed by Valepar.
(4)
Vacant since the General Ordinary Shareholders' meeting of 2014.

          Below is a summary of the business experience, activities and areas of expertise of the members of our Fiscal Council.

          Paulo José dos Reis Souza, 54 Member of Vale's Fiscal Council since April 2016.

          Other current director or officer positions:    Program Director of the Department of the Treasury since 2016.

          Professional experience:    Subsecretary of Fiscal Policy of the Department of the Treasury from 2015 to 2016; Program Director of the Department of the Treasury from 2011 to 2015; Member of the Fiscal Council of Petróleo Brasileiro S.A.—Petrobras from 2012 to 2016, and from January 2017 to April 2017; Member of the Fiscal Council of Banco do Brasil S.A. from 2012 to 2016; Member of the Fiscal Council of BR Distribuidora from 2008 to 2012; Member of the Fiscal Council of Indústrias Nucleares do Brasil S.A. from 2011 to 2012; and Member of the Fiscal Council of Serviço Federal de Processamento de Dados—SERPRO from 2015 to 2016.

          Academic background:    Degree in Business Administration from Centro Universitário UNA; Specialization in Public Policies and Corporate Governance from Escola Nacional de Administração Públicas—ENAP; and Master Degree in Public Sector Economy from Fundação Getúlio Vargas.

          Raphael Manhães Martins, 34: Member of Vale's Fiscal Council since April 2015.

          Other current director or officer positions:    Member of the Board of Directors of Eternit S.A. since 2015; Member of the Fiscal Council of Light S.A. since 2014; and Attorney for Faoro Advogados since 2010.

          Professional experience:    Alternate Member of the Fiscal Council of Light S.A. from 2012 to 2013; Member of the Fiscal Council of Embratel Participações S.A. from September 2014 to December 2014.

          Academic background:    Degree in Law from Universidade Estadual do Rio de Janeiro.

          Marcelo Amaral Moraes, 49: Member of Vale's Fiscal Council since April 2004.

          Other current director or officer positions:    President of the Fiscal Council of Aceco TI S.A. since 2016; and Member of the Board of Directors of Eternit S.A. since 2016.

          Professional experience:    Managing Director of Capital Dynamics Investimentos Ltda. from 2012 to 2015.

          Academic background:    Degree in Economics from Universidade Federal do Rio de Janeiro; MBA from Universidade Federal do Rio de Janeiro—COPPEAD; and Post-graduate Degree in Corporate Law and Arbitration from Fundação Getúlio Vargas.

          Aníbal Moreira dos Santos, 78: Member of Vale's Fiscal Council since July 2005.

          Professional experience:    From 1998 until his retirement in 2003, Mr. Moreira dos Santos served as Executive Officer of several Caemi Mineração e Metalurgia S.A. subsidiaries, including Caemi Canada Inc., Caemi Canada Investments Inc., CMM Overseas, Ltd., Caemi International Holdings BV and Caemi International Investments NV, and as Chief Accounting Officer of Caemi Mineração e Metalurgia S.A. from 1983 to 2003. He also served as Member of the Fiscal Councils of Log-in S.A. from 2009 to 2014.

          Academic background:    Degree in Accounting from Fundação Getúlio Vargas.

          Sandro Kohler Marcondes, 52: Member of Vale's Fiscal Council since April 2016.

          Other current director or officer positions:    Chief Financial Officer of Neoenergia S.A. since 2016.

          Professional experience:    Member of Vale's Board of Directors from 2007 to 2011; Alternate Member of the Board of Directors of Valepar from 2009 to 2015; Executive Officer of Banco do Brasil S.A. from 2005 to 2016; Alternate Member of the Board of Directors of Banco Patagônia S.A. from 2011 to 2012; Member of the Fiscal Council of PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil S.A. from 2012 to 2014; Member of the Embraer S.A. Fiscal Council from 2014 to 2015; Member of the decision-making body of CASSI—Caixa de Assistência de Funcionários do Branco do Brasil S.A. from 2012 to 2013.

          Academic background:    Degree in Business Administration from Faculdade de Foz do Iguaçu; and Master Degree in Business Administration from the Fundação Getúlio Vargas.

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

Executive officers

          For the year ended December 31, 2016, the amount paid to the executive officers, including compensation accrued for the year and payable at a later date, is set forth in the table below.

For the year ended December 31, 2016
(US$ million)
Fixed compensation and in kind benefits	7.27
Variable compensation	0.98
Pension, retirement or similar benefits	1.47
Severance	4.66
Social security contributions	2.24

Total paid to the executive officers	16.61

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

          Under our Matching Program, our executive officers are permitted to purchase a certain number of preferred shares or ADRs in the market within a purchase window through the plan administrator. At the end of a three-year cycle, participants are entitled to receive a reward equivalent to the same number of preferred shares of ADRs held through the end of the cycle. Participants may sell or transfers its preferred shares or ADRs at any time during the vesting period, in which case they forfeit the right to any receive reward with respect to these preferred shares or ADRs. Participation in our Matching Program is mandatory for our Board of Executive Officers in the years in which we pay cash bonuses.

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

Board of Directors

          In 2016, we paid US$1.5 million in aggregate to the members of our Board of Directors for services in all capacities, all of which was fixed compensation. There are no pension, retirement or similar benefits for the members of our Board of Directors. On March 31, 2017, the total number of common shares owned by our directors and executive officers was 22,764, and the total number of preferred shares owned by our directors and executive officers was 2,011,050. None of our directors or executive officers beneficially owns 1% or more of any class of our shares.

Fiscal Council

          We paid an aggregate of US$0.51 million to members of the Fiscal Council in 2016. In addition, the members of the Fiscal Council are reimbursed for travel expenses related to the performance of their functions.

Advisory committees

          We paid an aggregate of US$0.10 million to members of our advisory committees in 2016. Under our bylaws, those members who are directors or officers of Vale are not entitled to additional compensation for participating on a committee. Members of our advisory committees are reimbursed for travel expenses related to the performance of their duties.

EMPLOYEES

          The following tables set forth the number of our employees by business and by location as of the dates indicated.

	As of December 31,
By business:	2014	2015	2016
Ferrous minerals	46,832	42,838	42,579
Coal	1,897	1,608	2,039
Base metals	15,564	15,554	15,239
Fertilizer nutrients(1)	6,773	9,181	8,935
Corporate activities	5,465	4,917	4,270

Total	76,531	74,098	73,062

(1)
Discontinued operations.

	As of December 31,
By location:	2014	2015	2016
South America	60,903	58,830	57,535
North America	6,673	6,773	6,630
Europe	395	385	385
Asia	4,476	4,516	4,499
Oceania	1,706	1,654	1,521
Africa	2,378	1,940	2,492

Total	76,531	74,098	73,062

          We negotiate wages and benefits with a large number of unions worldwide that represent our employees. We have collective agreements with unionized employees at our operations in Australia, Brazil, Canada, Indonesia, Malawi, Mozambique, New Caledonia, Oman, Peru and the United Kingdom.

Wages and benefits

          Wages and benefits for Vale and its subsidiaries are generally established on a company-by-company basis. We establish our wage and benefits programs for Vale S.A. and its subsidiaries, other than Vale Canada. In November 2016, we reached a one-year agreement with the Brazilian unions providing for a salary increase of 8.5% beginning in November 2016. The provisions of our collective bargaining agreements with unions also apply to our non-unionized employees. Vale Canada also establishes wages and benefits for its unionized employees through collective bargaining agreements. In March 2016, Vale Newfoundland & Labrador Limited, a subsidiary of Vale Canada Limited, reached a three-year agreement with the union representing the production and maintenance employees at the Voisey's Bay mine. For non-unionized employees, Vale Canada undertakes an annual review of salaries. We also provide our employees and their dependents with other benefits, including supplementary medical assistance.

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

V.           ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

          We and our subsidiaries are defendants in numerous legal actions in the ordinary course of business, including civil, administrative, tax, social security and labor proceedings. The most significant proceedings are discussed below. Except as otherwise noted below, the amounts claimed, and the amounts of our provisions for possible losses, are stated as of December 31, 2016. See note 28 to our consolidated financial statements for further information.

Legal proceedings related to the failure of Samarco's tailings dam in Minas Gerais

          We are engaged in several legal proceedings relating to the failure of Samarco's tailings dam in the city of Mariana, in the state of Minas Gerais. We have notified our insurers of the dam failure event and related complaints. For further discussion of the principal legal proceedings in which we are engaged, see Information on the Company—Business overview—Failure of Samarco's tailings dam in Minas Gerais. Most of these proceedings are in early stages, and we cannot reasonably estimate the possible loss or range of losses or the timing for a decision.

  a) Putative class action in the United States

          We and certain of our officers have been named as defendants in civil class action suits in federal court in New York brought by holders of our securities under U.S. federal securities laws. The plaintiffs allege that we made false and misleading statements or omitted to make disclosures concerning the risks and dangers of the operations of Samarco's Fundão dam and the adequacy of the related programs and procedures. The plaintiffs have not specified an amount of alleged damages in these actions.

          In March 2016, the judge overseeing the securities class action issued an order consolidating these actions and designating lead plaintiffs and counsel. In July 2016, we filed a motion to dismiss the consolidated amended complaint. On March 23, 2017, the Judge issued a ruling dismissing a significant part of the claims against us and the individual defendants, and allowing the case to continue based on more limited claims. The claims that were not dismissed relate to certain statements contained in our 2013 and 2014 sustainability reports concerning risk mitigation plans, policies and procedures, and certain statements made in a conference call in November 2015 concerning our responsibility for the Fundão dam collapse.

          We believe that the remaining claims have no merit, we will continue vigorously contesting this action. It is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time, and no provision has been recognized.

  b) Public civil action filed by the Brazilian government and others

          In November 2015, the Brazilian federal government, the states of Minas Gerais and Espírito Santo, certain federal and state authorities and certain entities collectively filed a public civil action before a federal court in Minas Gerais against Samarco and its shareholders, Vale and BHPB. The plaintiffs claimed approximately R$20.2 billion in monetary damages and a number of measures to remediate the environmental damages caused by the Fundão dam failure. Certain claims brought by the plaintiffs refer to specific defendants individually, while other claims are directed at all defendants.

          In December 2015, the federal court in Minas Gerais granted an injunction preventing Vale from selling or otherwise transferring its mining rights in Brazil. In November 2016, the federal court ordered that the defendants: (i) in 90 days, present evidence that the leakage of waste from Fundão tailing dam has been definitely contained; (ii) in six months, present conclusive studies, with the endorsement from the appropriate environmental agencies, regarding an action plan and the feasibility of the withdrawal of mud placed on the banks of Rio Doce river, its affluents and the areas near its estuary; (iii) in 30 days, make a deposit in the total amount of R$1.2 billion to secure future reparation measures. The court has provisionally suspended our obligation to make this R$1.2 billion cash deposit to the extent that we provide the guarantees required under the agreements with MPF described under item c) below.

          In March 2016, we, together with Samarco and BHPB, entered into the Framework Agreement with the federal government, the state governments of Espírito Santo and Minas Gerais and certain other federal and state authorities. See Business overview—Failure of Samarco's tailings dam in Minas Gerais. In January 2017, Samarco, Vale and BHPB entered into two preliminary agreements with the MPF as described below. We expect the Framework Agreement and the agreements with the MPF to be a first step towards the settlement of these actions. Any settlement of these actions is subject to approval by the court.

  c) Public civil action filed by Federal Prosecution Office

          In May 2016, the Federal Prosecution Office (MPF) filed a public civil action against Samarco, Vale, BHPB, BNDES and the governmental authorities that are parties to the Framework Agreement. In July 2016, the court excluded all the governmental authorities and BNDES as defendants in this proceeding. In this action, the MPF requested that the court order a broad range of specific actions to be taken by the various parties. The MPF also stated in its complaint that the required remedial measures would have a total value of R$155 billion, based on a comparison with the costs of the Deepwater Horizon oil spill in the Gulf of Mexico in 2010.

          In this public civil action, the MPF claims monetary damages from the defendants on a joint and several basis as well as other forms of relief, including injunctions (i) ordering the defendants to implement several measures to mitigate or remediate social, economic and environmental impacts arising from the collapse of the Fundão dam, as well as other emergency measures; (ii) preventing the defendants from encumbering or disposing of their assets; (iii) preventing the defendants from paying dividends; (iv) ordering the defendants to deposit R$7.7 billion into a fund, managed by the defendants, for implementation of social, environmental and emergency programs; (v) ordering the defendants to provide collateral in the amount of R$155 billion to secure their compliance with the final court decision; (vi) ordering the defendants to maintain working capital in the amount of R$2 billion initially, and thereafter in an amount equal to 100% of the expenses of the remediation and compensation measures projected for the subsequent twelve months; and (vii) ordering BNDES to take actions under its credit agreements with the defendants, including cessation of further drawings and acceleration of outstanding principal. A preliminary hearing for conciliation was held in September 2016.

          In January 2017, Samarco, Vale and BHPB entered into two preliminary agreements with the Federal Prosecution Office relating to this public civil action and the public civil action brought by the Brazilian government and others. See Business overview—Failure of Samarco's tailings dam in Minas Gerais. The preliminary agreement was partially ratified, pending the appointment of an expert and conclusion of the final agreement. We expect the Framework Agreement and the agreements with the MPF to be a first step towards the settlement of the public civil action brought by the Brazilian government and others, the public civil action brought by MPF and other related proceedings.

  d) Criminal proceeding

          In October 2016, the MPF filed criminal charges before the federal court of Ponte Nova, state of Minas Gerais, against Samarco, Vale, BHPB and a number of individuals who were employees of Samarco or members of Samarco's governance bodies or advisory committees. The charges include murder, physical injury and various environmental crimes due to the failure of Samarco's dam.

          Together with the indictment, the MPF is seeking a pre-judgment attachment order to seize assets from the three companies to secure the payment of the R$20 billion claimed in connection with the failure of Fundão dam and is also seeking the imposition of external monitoring of the companies' ethical and social-environmental matters practices for 10 years.

          A decision is pending on the requests for injunctions against the defendants. The criminal charges were accepted by the judge in November 2016, which initiated the criminal proceeding. We submitted our initial defense in March 2017.

  e) Other proceedings

          Vale has been named as a defendant in a number of other actions seeking remediation and compensation for environmental, property and personal damages resulting from the Fundão dam failure, including several other public civil actions brought by state prosecutors of Minas Gerais and Espírito Santo and other authorities and civil associations. The claims in these proceedings are generally similar to the claims in the public civil action brought by the Brazilian government and others, the public civil action brought by the MPF and the criminal proceedings described above. These other proceedings include requests for injunctions, pre-judgment attachment of assets and seizure of our bank accounts. Other proceedings and investigations in connection with the dam failure are expected.

          In March 2017, certain holders of debt securities issued by Samarco, who are plaintiffs in a securities class action against Samarco arising out of the failure of the Fundão dam before the Southern District of New York, filed an amended complaint adding Vale and BHPB as defendants in this proceeding. The plaintiffs are seeking damages for alleged violations of securities laws and other claims in connection with the purchase and sale of debt securities issued by Samarco. We will vigorously contest this action, which we believe to be without merit.

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

Tubarão port litigation

          In January 2016, as part of an environmental investigation conducted by the Brazilian federal police, a federal court in the Brazilian state of Espírito Santo ordered the suspension of our activities in the Pier II and the coal pier of the Tubarão Port, due to potential environmental damages resulting from the release of iron ore in the sea area around the Pier II and the coal pier. Our operations in the Pier II and the coal pier of the Tubarão Port were suspended for four days, until the Federal Court of Appeals ("TRF") of the Second Region (Tribunal Regional Federal da Segunda Região) suspended the effects of the injunction. The TRF granted us 60 days to implement certain measures to monitor, control and mitigate the release of iron ore in the terminal. This 60-day period expired on March 25, 2016, and we believe that we are in compliance with the requirements imposed by the TRF. In July 4, 2016, the TRF confirmed the suspension of the effects of the injunction and ordered an expert investigation to confirm that we have properly implemented the measures monitor, control and mitigate the release of iron ore in the terminal.

          As part of this proceeding, we may be required to implement additional measures to prevent or mitigate the release of iron ore in the sea. The environmental investigation is still ongoing. Depending on the outcome of this investigation, the federal police or the federal prosecutors may bring other legal proceedings against us in the future and may seek injunctions to suspend the activities of the Tubarão port.

Onça Puma litigation

          In 2009, the federal prosecutor brought a public civil action against Vale and the Brazilian state of Pará, seeking the suspension of our nickel operations in Onça Puma, in the state of Pará, due to the alleged impact on the Xikrin do Cateté and Kayapó indigenous communities located close to the mining site. The federal prosecutor contends that (i) our operations would be contaminating the water of the Catete River, which crosses the communities, (ii) we have failed to comply with certain conditions under our environmental licenses, and (iii) the state of Pará should not have granted environmental license to this operation.

          In 2015, the federal court in the city of Redenção, state of Pará granted an injunction suspending our nickel operations in Onça Puma and ordering the payment of a cash compensation to the affected indigenous communities. In response to our appeal, the Supreme Court suspended the injunction, and granted us 120 days to implement certain monitoring and other mitigating measures and to comply with certain requirements of our environmental license. Although we have taken all the possible steps for implementation, we were unable to conclude the implementation of these measures because the indigenous communities refused to grant us access to their lands, as determined by court.

          A final decision from the Supreme Court with respect to the injunction for suspension of operations in Onça Puma, following the impossibility to implement the monitoring and mitigating measures, is still pending. In September 2016, the federal court issued a preliminary injunction determining the payment of R$17 million to the indigenous people and ordering us to pay the amount of R$1 million per month for each of Xikrin do Cateté land involved. We have appealed this decision, and the Supreme Court issued a preliminary decision suspending these payments to the indigenous people. We are vigorously contesting this action, which we believe to be without merit.

Itabira suits

          We are a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action, filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to approximately R$4.702 billion. An expert report favorable to Vale has been issued, but the court granted the municipality's request for additional expert evidence. The elaboration of this additional expert evidence is pending.

          In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately R$5.440 billion. This proceeding was suspended for a settlement negotiation, but has resumed its normal course as the parties have not reached an agreement, and the evidence production phase will follow.

Public civil action seeking suspension of S11D project

          In May 2016, associations representing the indigenous Xikrin do Cateté people brought a public civil action against Vale, the Federal Environmental Agency (IBAMA), the Federal Indigenous Agency (FUNAI) and the National Bank of Economic and Social Development (BNDES), seeking the suspension of the environmental permitting procedure of our S11D project. The associations contend that FUNAI and IBAMA have failed to conduct the appropriate studies regarding the indigenous people during the environmental permitting procedure, and that the indigenous groups consequently did not provide a required consent. They also requested a monthly payment of R$2 million for each association until the defendants conclude the studies.

          We will take all necessary steps to defend our rights in this public civil action. Applicable legislation provides for mandatory consultation of indigenous communities located within ten kilometers of the project, and these indigenous communities are located more than 12 kilometers away from the project. We have submitted our preliminary defense, and in January 2017 the court denied plaintiffs' request for an injunction suspending our S11D project. This decision is subject to appeal.

Environmental proceedings involving Jangada and Feijão mines

          In June 2016, the environmental authority of the Brazilian state of Minas Gerais ordered the suspension of part of our Jangada and Feijão mines in the Southern System, in order to protect caves located near these mines, under Brazilian legislation for the protection of caves. We have obtained an injunction from the state courts of Minas Gerais suspending the order of the environmental authority, and the environmental authority has appealed. In the event that the injunction is overturned or revoked, we may be required to suspend approximately 50% of our operations at the affected mines, with potential consequences for production volumes, costs or reserves in our iron ore business. Our total production in the mines of Jangada and Feijão in 2016 was 0.3 million metric tons and 8.3 million metric tons, respectively.

Ministry of Labor proceeding

          In February 2015, following an inspection in the facilities of a company that provided transportation services to us between our mines Mina do Pico and Mina de Fábrica in Minas Gerais, the Ministry of Labor determined that this transportation company had failed to comply with certain obligations relating to health, safety, overtime and other labor matters. By adopting a broad interpretation of the law, the Ministry of Labor concluded that its employees were working in conditions similar to slavery. Upon learning of the findings, we promptly remediated the problems and we eventually terminated the agreement with the transportation company. Nevertheless, the Ministry of Labor made findings against us. We submitted our defense at the administrative level, which was rejected. In June 2016, we commenced judicial proceedings challenging the administrative findings and seeking a ruling that the Ministry of Labor may not classify us as engaging in practices similar to slavery.

CFEM-related proceedings

          We are engaged in numerous administrative and judicial proceedings related to the mining royalty known as the CFEM. For more information about CFEM, see Information on the Company—Regulatory matters—Royalties and other taxes on mining activities. These proceedings arise out of a large number of assessments by the DNPM. The proceedings concern different interpretations of DNPM's method of estimating sales, the statute of limitations, due process of law, payment of royalties on pellet sales and CFEM charges on the revenues generated by our subsidiaries abroad. The aggregate amount claimed in the pending assessments is approximately R$6.278 billion, including interest and penalties through December 31, 2016.

          We are contesting DNPM's claims using the available avenues under Brazilian law, beginning with challenges in administrative tribunals and proceeding with challenges in the judicial courts. We have received some favorable and unfavorable decisions, and we cannot predict the amount of time required before final judicial resolutions.

          DNPM's assessments initially covered a period of up to 20 years before their issuances, based on the interpretation that the applicable statute of limitation for CFEM claims would be 20 years. We challenged all the assessments contending that these claims are subject to a 5-year statute of limitation. In December 2015, the Attorney General's Office issued a legal opinion concluding that CFEM claims are subject to a 10-year statute of limitations. This conclusion is consistent with recent decisions of the Superior Court of Justice ("STJ"), and we expect that the DNPM will revise all the assessments to exclude charges that are time barred under this legal opinion.

ICMS tax assessments and legal proceedings

          We are engaged in several administrative and court proceedings relating to additional charges of value-added tax on services and circulation of goods (ICMS) by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) certain credits we have deducted from our payments of ICMS were not deductible and (ii) we have failed to comply with certain accessory obligations; (iii) we are required to pay the ICMS on electricity purchases and (iv) we are required to pay ICMS in connection with goods that we bring into the State of Pará. We have determined that we have a possible loss in proceedings involving a total estimated amount of R$4.4 billion.

          In connection with a legal proceeding relating to ICMS, prosecutors in the state of Rio de Janeiro are seeking criminal charges against members of management of our subsidiary MBR, alleging tax fraud. The amount involved in the underlying tax proceeding is small (approximately R$7 million), but if these charges are accepted by the court, a criminal proceeding against these individuals will be started. We believe that these allegations are without merit.

          In addition to the tax assessments described above, the tax authorities of Pará has issued tax assessments asserting that the calculation of ICMS should be based on the market value of the iron ore transported, as opposed to the cost of production of the ore, which we have used to calculate the ICMS owed in years past. We are engaged in two judicial proceedings challenging these tax assessments, one of which covers the years 2007, 2008 and 2009, in an aggregate amount of R$1.08 billion, and the other covering the years 2010, 2011 and 2012, in an aggregate amount of R$1.07 billion, as of December 2016. We have provided a bank guarantee in the full amount in dispute to suspend the collection proceeding while our judicial challenge is pending, as required by Brazilian law. The state attorney of Pará has issued an opinion in our favor, and we are waiting for a decision of the tax authorities, and we have determined that the possibility of a loss in connection with these proceedings is remote.

          Also, the tax authorities of the State of Minas Gerais contend that Vale should also have paid ICMS in relation to the transportation of the iron ore, but in the Company's point of view such taxation is not applicable because the ore was transported directly by Vale. The court decided in our favor with respect to the tax assessment covering the years of 2009 and 2010, in an aggregate amount of R$566 million. The discussion remains in relation to the years of 2011, 2012 and 2013, in the aggregate amount of R$855 million, and we also expect a favorable outcome.

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

          In 2013, we significantly reduced the amount in dispute by participating in the REFIS, a federal tax settlement program for payment of amounts relating to Brazilian corporate income tax and social contribution. We settled the claims related to the net income of our non-Brazilian subsidiaries and affiliates from 2003 to 2012, and we continue to dispute the assessments with respect to 1996 to 2002. Under the REFIS, we paid US$2.6 billion in 2013, and we agreed to pay the remaining US$7.0 billion in monthly installments, bearing interest at the SELIC rate. As of December 31, 2016, the remaining balance was US$5.419 billion to be paid in 142 further installments.

          We had initiated a direct legal proceeding (mandado de segurança) in 2003 challenging the tax authority's position. In December 2013, as required by the REFIS statute, we waived the legal arguments with respect to the period between 2003 and 2012.

          We are continuing our direct legal proceeding with respect to the years not included in the REFIS. The total amount in dispute for the period between 1996 and 2002 is R$2.179 billion. In 2014, the Superior Court of Justice (STJ) ruled in our favor on certain of our arguments against those assessments. In particular, the STJ ruled that: (a) Article 74 violates certain provisions under the international treaties against double taxation between Brazil and the countries where some of our subsidiaries are based, so profits realized by Vale's subsidiaries in those jurisdictions are not taxable in Brazil under Article 74; and (b) it is illegal to charge income tax and social contribution tax on our interest in the profits of affiliates that we account for under the equity method. The STJ also ruled that the profits realized by Vale's subsidiaries in the Bermuda are subject to taxation in Brazil under Article 74. The tax authorities filed an appeal before the Federal Supreme Court and a decision is pending.

PIS/COFINS assessments

          Between 2011 and 2016, we received tax assessments from the Brazilian federal tax authority contending that we incorrectly claimed PIS and COFINS tax credits for the period between 2004 and 2011. PIS and COFINS are taxes imposed by the Brazilian government on our gross revenues, which may be partially offset by credits resulting from PIS and COFINS payments made by our suppliers. The tax authorities claim that (i) some credits we have deducted from our payments of PIS and COFINS were not deductible and (ii) we have not submitted adequate evidence of certain other credits. We are contesting these assessments in the administrative level. The total amount of these tax assessments is R$3.2 billion.

Income tax assessments

          In 2004, a decision of the Brazilian Superior Court of Justice (STJ) granted us the right to deduct the amounts we pay as social security contributions on the net income (CSLL) from our taxable income. In 2006, the Brazilian federal tax authorities commenced a rescission action (ação rescisória) against us, seeking the reversal of the 2004 decision. The rescission action was rejected by the federal court in Rio de Janeiro and by the Federal Court of Appeals of the Second Region (TRF2). The tax authorities have appealed to the Superior Court of Justice (STJ) and to the Supreme Court (STF). If the courts decide for rescission of the 2004 decision, we will no longer be able to deduct the CSLL from our future taxable income, and the decision will determine whether or not we will be required to supplement the income tax payments we made between 2003 and 2016. As of December 31, 2016, the total CSLL deducted from our taxable income between 2003 and 2016 was R$6.414 billion.

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

          In June 2012, the federal judge rejected both RFFSA's claims and our contractual claim for review of the inflation adjustment provisions. On February 24, 2016, the Federal Court of Appeals (Tribunal Regional Federal) affirmed the June 2012 decision of the federal judge. A request for clarification from RFFSA and our appeal to the Superior Court of Justice (STJ) are pending. The current amount claimed by RFFSA, including adjustments for inflation and interest, is approximately of R$4.3 billion.

Praia Mole suit

          We are among the defendants in a public civil action filed by the federal prosecutor in November 1997 seeking to annul the concession agreements under which the defendants operate the Praia Mole maritime terminal in the Brazilian state of Espírito Santo. In July 2012, the Federal Court of Appeals affirmed the November 2007 decision that rejected the prosecutor's claim and recognized the validity of those concession agreements. The prosecutor has appealed that ruling, and a final decision on the appeal is still pending.

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

  •
  engagement, in Brazil or abroad, in other activities that may be of direct or indirect consequence for the achievement of our corporate purposes, including research, industrialization, purchases and sales, importation and exportation, the development, industrialization and commercialization of forest resources and the provision of services of any kind whatsoever; and

  •
  the establishment or participation, in any fashion, in other companies, consortia or associations directly or indirectly related to our business purpose.

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

Distributions classified as shareholders' equity

          Brazilian companies are permitted to pay limited amounts to shareholders and treat such payments as an expense for Brazilian income tax purposes. Our bylaws provide for the distribution of interest on shareholders' equity as an alternative form of payment to shareholders. The interest rate applied is limited to the Brazilian long-term interest rate, or TJLP, for the applicable period. The deduction of the amount of interest paid cannot exceed the greater of (1) 50% of net income (after the deduction of the provision of social contribution on net profits and before the deduction of the provision of the corporate income tax) before taking into account any such distribution for the period in respect of which the payment is made or (2) 50% of the sum of retained earnings and profit reserves. Any payment of interest on shareholders' equity is subject to Brazilian withholding income tax. See Additional information—Taxation—Brazilian tax considerations. Under our bylaws, the amount paid to shareholders as interest on shareholders' equity (net of any withholding tax) may be included as part of any mandatory and minimum dividend. Under Brazilian corporate law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders' equity, is at least equal to the mandatory dividend.

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

          Pursuant to CVM recommendations, all general shareholders' meetings, including the annual shareholders' meeting, require no fewer than 30 days' notice to shareholders prior to the scheduled meeting date. Where any general shareholders' meeting is adjourned, 8 days' prior notice to shareholders of the reconvened meeting is required. Pursuant to Brazilian corporate law, this notice to shareholders is required to be published no fewer than three times, in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, in Rio de Janeiro—Valor Econômico—Estado do Rio de Janeiro is the newspaper currently designated for this purpose. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the meeting's subject matter. In addition, under our bylaws, the holder of the golden shares is entitled to a minimum of 15 days' prior formal notice to its legal representative of any general shareholders' meeting to consider any proposed action subject to the veto rights accorded to the golden shares. See—Common shares and preferred shares.

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

          We made available for withdrawal by holders of shareholder debentures US$118 million in 2014, US$65 million in 2015 and US$84 million in 2016. In October 2013, the accumulated sales volume of iron ore from the Northern System reached the relevant threshold established in the debentures deed, which triggered our obligation to make additional semi-annual payments of the premium on iron ore products, starting in 2014. See note 32 to our consolidated financial statements for a description of the terms of the debentures.

 EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

          Under Brazilian corporate law, there are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. These restrictions on the remittance of foreign capital abroad could hinder or prevent the depositary bank and its agents for the preferred shares or common shares represented by ADSs from converting dividends, distributions or the proceeds from any sale of preferred shares, common shares or rights, as the case may be, into U.S. dollars and remitting such amounts abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADRs.

          Under Resolution No. 4,373/2014 of the CMN, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 4,373/2014, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

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

          An electronic registration has been issued to the custodian in the name of the depositary with respect to the ADSs. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the underlying shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares or common shares, the holder must, within five business days, seek to obtain its own electronic registration with the Central Bank of Brazil under Law No. 4,131/1962 and Resolution No. 4,373/2014. Thereafter, unless the holder has registered its investment with the Central Bank of Brazil, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares or common shares.

          Under Brazilian law, whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares or common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. In the event the custodian is prevented from converting and remitting amounts owed to foreign investors, the custodian will hold the reais it cannot convert for the account of the holders of ADRs who have not been paid. The depositary will not invest the reais and will not be liable for interest on those amounts. Any reais so held will be subject to devaluation risk against the U.S. dollar.

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

          Holders of preferred shares, common shares or ADSs should consult their own tax advisors to discuss the tax consequences of the purchase, ownership and disposition of preferred shares, common shares or ADSs, including, in particular, the effect of any state, local or other national tax laws.

          Although there is at present no treaty to avoid double taxation between Brazil and the United States, both countries' tax authorities have been having discussions that may result in the execution of such a treaty. In this regard, the two countries signed a Tax Information Exchange Agreement on March 20, 2007, which the Brazilian government approved in May 2013. We cannot predict whether or when such a treaty will enter into force or how, if entered into, such a treaty will affect the U.S. holders, as defined below, of preferred shares, common shares or ADSs.

Brazilian tax considerations

          The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares, common shares or ADSs by a holder not deemed to be domiciled in Brazil for purposes of Brazilian taxation ("Non-Brazilian Holder"). It is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder. Therefore, Non-Brazilian Holders should consult their own tax advisors concerning the Brazilian tax consequences of an investment in preferred shares, common shares or ADSs.

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

          Interest on shareholders' equity is calculated as interest rate on the sum of the following accounts: (i) share capital, (ii) capital reserves, (ii) profits reserves, (iv) treasury stocks and (v) accumulated losses. The interest rate applied may not exceed the TJLP, the benchmark Brazilian long-term interest rate. In addition, the amount of distributions classified as interest on shareholders' equity may not be more than the greater of (1) 50% of net income (after the deduction of social contribution on net profits but before taking into account such payment of interest and the provision for corporate income tax) for the period in respect of which the payment is made and (2) 50% of the sum of retained earnings and profit reserves.

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

  Taxation of capital gains

          Taxation of Non-Brazilian Holders on capital gains depends on the status of the holder as either:

  •
  (i) a holder that is not resident or domiciled in a Low Tax Jurisdiction, or in a jurisdiction where internal legislation imposes restrictions on the disclosure of shareholding structure or the ownership of the investment, and that has registered its investment in Brazil in accordance with Resolution No. 4,373/2014 (a 4,373 Holder), or (ii) a holder of ADSs; or

  •
  any other Non-Brazilian Holder.

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

          There is some uncertainty as to whether ADSs qualify as "assets located in Brazil" for this purpose. Arguably, the ADSs constitute assets located in Brazil and therefore the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident should not be subject to income tax in Brazil. However, it is not certain that the Brazilian courts will uphold this interpretation of the definition of "assets located in Brazil" in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs. Consequently, gains on a disposition of ADSs by a Non-Brazilian Holder (whether in a transaction carried out with another Non-Brazilian Holder or a person domiciled in Brazil) may be subject to income tax in Brazil in accordance with the rules applicable to a disposition of shares.

          Although there are arguments to the contrary, the deposit of preferred shares or common shares in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the shares being deposited is lower than the average price, determined as either:

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

          The positive difference between the average price of the preferred shares or common shares calculated as described above and their acquisition cost will be considered to be a capital gain subject to income tax in Brazil. In some circumstances, there are grounds to conclude that such taxation is not applicable with respect to any 4,373 Holder, provided such holder is not located in a Low Tax Jurisdiction.

          The withdrawal of preferred shares or common shares by holders in exchange for ADSs is not subject to Brazilian income tax, subject to compliance with applicable regulations regarding the registration of the investment with the Central Bank of Brazil.

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

          Through December 31, 2016, any gain realized by a Non-Brazilian Holder on a sale or disposition of preferred shares or common shares carried out on the Brazilian stock exchange was:

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

          Beginning on January 1, 2017, the taxation regime for capital gains in Brazil was significantly amended. Under the new regime, capital gains realized by non-Brazilian residents and individuals resident in Brazil are subject to progressive taxation, and the rates range from 15% to 22.5% as described below:

  •
  15% on the portion of gains up to R$5 million;

  •
  17.5% on the portion of gains above R$5 million and below R$10 million;

  •
  20% on the portion of gains above R$10 million and below R$30 million ; and

  •
  22.5% on the portion of gains exceeding R$30 million.

          We believe that this new regime of capital gains taxation replaces previous instances of taxation at the rate of 15%, but does not change the rate of 25% applicable to residents in a Low Tax Jurisdictions. We expect that the tax authorities will adapt regulations to clarify, among other issues, whether the new regime applies or not to 4,373 Holders, to a residents in a Low Tax Jurisdiction. You should consult your own tax advisors concerning the implications of these rules in light of your particular circumstances.

          With respect to transactions arranged by a broker that are conducted on the Brazilian non-organized over-the-counter market, a withholding income tax at a rate of 0.005% on the sale value is levied on the transaction and can be offset against the eventual income tax due on the capital gain.

          In the case of a redemption of preferred shares, common shares or ADSs or a capital reduction by a Brazilian corporation, the positive difference between the amount received by any Non-Brazilian Holder and the acquisition cost of the preferred shares, common shares or ADSs being redeemed is treated as capital gain and is therefore generally subject to income tax at the progressive rate from 15% to 22.5%, while the 25% rate applies to residents in a Low Tax Jurisdiction.

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

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate taxpayers, including individuals, will be subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on Vale's audited financial statements and relevant market and shareholder data, Vale believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2016 taxable year. In addition, based on Vale's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Vale does not anticipate becoming a PFIC for its 2017 taxable year.

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

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

          Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

          Our management has assessed the effectiveness of Vale's internal control over financial reporting as of December 31, 2016 based on the criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

          Our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2016 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors. "Controlled companies" are not required to comply with this requirement.	We are a controlled company because more than a majority of our voting power for the appointment of directors is controlled by Valepar. As a controlled company, are not required to comply with the majority of independent director requirements. There is no legal provision or policy that requires us to have independent directors.
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	We do not have any management directors.
303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

"Controlled companies" are not required to comply with this requirement.

We do not have a nominating committee. As a controlled company, we are not required to comply with the nominating/corporate governance committee requirements. However, we do have a Governance and Sustainability Committee, which is an advisory committee to the Board of Directors and may include members who are not directors.
According to its charter, this committee is responsible, among other matters, for:
• evaluating and recommending improvements to the effectiveness of our corporate governance practices and the functioning of the Board of Directors;
• recommending improvements to our Code of Ethics and Conduct and our management system in order to avoid conflicts of interest between us and our shareholders or management;
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

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	As a controlled company, we are not required to comply with the compensation committee requirements.
	"Controlled companies" are not required to comply with this requirement.	However, we have an Executive Development Committee, which is an advisory committee to the Board of Directors and may include members who are not directors. This committee is responsible for:
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

CODE OF ETHICS AND CONDUCT

          We have a code of ethics and conduct that applies to our employees and to the members of our Board of Directors and our Board of Executive Officers, including the chief executive officer, the chief financial officer and the principal accounting officer. We have posted this Code of Ethics and Conduct on our website, at: http://www.vale.com (under English Version/Investors/The Company/Corporate Governance/Policies). Copies of our code of ethics and conduct may be obtained without charge by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethics and conduct since its adoption.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table summarizes the fees billed to us by our independent auditors KPMG Auditores Independentes for professional services in 2016 and 2015:

	Year ended December 31,
	2015	2016
	(US$ thousand)
Audit fees	4,844	6,084
Audit-related fees	206	63
Other fees	–	6

Total fees	5,050	6,143

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

 INFORMATION FILED WITH SECURITIES REGULATORS

          We are subject to various information and disclosure requirements in those countries in which our securities are traded, and we file financial statements and other periodic reports with the CVM, BM&FBOVESPA, the SEC and the French securities regulator Autorité des Marchés Financiers.

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

  •
  France.  As a result of the admission of the ADSs to listing and trading on NYSE Euronext Paris, we must comply with certain French periodic and ongoing disclosure rules (for example, annual report with audited financial statements and interim financial statements). In general, the Company is deemed to comply with the French periodic and ongoing disclosure rules through its compliance with U.S. disclosures.

EXHIBITS

Exhibit Number
1	Bylaws of Vale S.A., as amended on May 13, 2015 incorporated by reference to the current report on Form 6-K furnished to the Securities and Exchange Commission on May 14, 2015 (File No.: 001-15030)
8	List of subsidiaries
10.1	Stock Purchase Agreement, dated as of December 19, 2016, by and among Vale S.A., Vale Fertilizer Netherlands B.V. and The Mosaic Company, incorporated by reference to Exhibit 2.1 to Mosaic's current report on Form 8-K dated December 19, 2016 (File No. 001-32327)
12.1	Certification of Chief Executive Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Vale, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG Auditores Independentes

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

Date: April 10, 2017

Vale S.A. Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Vale S.A.
Rio de Janeiro – RJ

          We have audited the accompanying consolidated statements of financial position of Vale S.A. and subsidiaries ("Vale" or "the Company") as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited Vale's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Vale's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Vale's internal control over financial reporting based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provides a reasonable basis for our opinions.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vale S.A. and subsidiaries as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Vale maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Auditores Independentes KPMG Auditores Independentes
Rio de Janeiro, Brazil February 22, 2017

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

          Vale's management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2016 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale's management has concluded that the company's internal control over financial reporting are effective as of December 31, 2016.

          The effectiveness of the company's internal control over financial reporting as of December 31, 2016 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 22nd, 2017

/s/ Murilo Ferreira
Murilo Ferreira Chief Executive Officer
/s/ Luciano Siani
Luciano Siani Chief Financial Officer and Investors Relations

Consolidated Income Statement
In millions of United States dollars, except earnings per share data

	Year ended December 31
	Notes	2016	2015	2014
Continuing operations
Net operating revenue	3(d)	27,488	23,384	35,124
Cost of goods sold and services rendered	5(a)	(17,650)	(18,751)	(22,790)

Gross profit		9,838	4,633	12,334

Operating expenses
Selling and administrative expenses	5(b)	(507)	(612)	(1,036)
Research and evaluation expenses		(319)	(395)	(662)
Pre operating and operational stoppage		(453)	(942)	(975)
Other operating expenses, net	5(c)	(267)	(207)	(1,023)

		(1,546)	(2,156)	(3,696)
Impairment of non-current assets and onerous contracts	19	(1,174)	(8,769)	(99)
Results on measurement or sale of non-current assets	14	(66)	61	(167)

Operating income (loss)		7,052	(6,231)	8,372
Financial income	6	7,968	7,792	3,704
Financial expenses	6	(6,125)	(18,446)	(9,722)
Equity results in associates and joint ventures	15	309	(445)	501
Impairment and other results in associates and joint ventures	15, 19 and 21	(1,220)	(349)	(61)

Net income (loss) before income taxes		7,984	(17,679)	2,794
Income taxes	8
Current tax		(943)	(332)	(1,060)
Deferred tax		(1,838)	5,581	(543)

		(2,781)	5,249	(1,603)
Net income (loss) from continuing operations		5,203	(12,430)	1,191
Loss attributable to noncontrolling interests		(8)	(501)	(308)

Net income (loss) from continuing operations attributable to Vale's stockholders		5,211	(11,929)	1,499

Discontinued operations	14
Loss from discontinued operations		(1,227)	(190)	(838)
Income attributable to noncontrolling interests		2	10	4

Loss from discontinued operations attributable to Vale's stockholders		(1,229)	(200)	(842)

Net income (loss)		3,976	(12,620)	353
Loss attributable to noncontrolling interests		(6)	(491)	(304)

Net income (loss) attributable to Vale's stockholders		3,982	(12,129)	657

Earnings (loss) per share attributable to Vale's stockholders:
Basic and diluted earnings (loss) per share:	9
Preferred share (US$)		0.77	(2.35)	0.13
Common share (US$)		0.77	(2.35)	0.13

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income
In millions of United States dollars

	Year ended December 31
	2016	2015	2014
Net income (loss)	3,976	(12,620)	353

Other comprehensive income (loss):
Items that will not be reclassified subsequently to the income statement
Cumulative translation adjustments	6,460	(18,128)	(7,436)
Retirement benefit obligations
Gross balance for the year	(112)	66	(279)
Effect of taxes	42	3	85
Equity results in associates and joint ventures, net of taxes	–	–	2

	(70)	69	(192)

Total items that will not be reclassified subsequently to the income statement	6,390	(18,059)	(7,628)

Items that may be reclassified subsequently to the income statement
Cumulative translation adjustments
Gross balance for the year	(3,603)	9,340	3,407
Effect of taxes	(74)	904	–
Transfer of realized results to net income	(75)	–	–

	(3,752)	10,244	3,407
Available-for-sale financial instruments
Gross balance for the year	1	1	(4)
Transfer of realized results to net income, net of taxes	–	–	4

	1	1	–

Cash flow hedge
Gross balance for the year	6	828	(290)
Effect of taxes	(1)	(7)	(3)
Equity results in associates and joint ventures, net of taxes	5	(5)	(1)
Transfer of realized results to net income, net of taxes	(3)	(369)	(122)

	7	447	(416)

Total of items that may be reclassified subsequently to the income statement	(3,744)	10,692	2,991

Total comprehensive income (loss)	6,622	(19,987)	(4,284)

Comprehensive income (loss) attributable to noncontrolling interests	111	(543)	(330)
Comprehensive income (loss) attributable to Vale's stockholders	6,511	(19,444)	(3,954)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows
In millions of United States dollars

	Year ended December 31
	2016	2015	2014
Cash flow from operating activities:
Net income (loss) before income taxes from continuing operations	7,984	(17,679)	2,794
Continuing operations adjustments for:
Equity results in associates and joint ventures	(309)	445	(501)
Results on measurement or sale of non-current assets	(84)	(213)	258
Impairment and others results in associates and joint ventures	1,220	349	61
Impairment of non-current assets and onerous contracts	1,174	8,769	99
Depreciation, amortization and depletion	3,487	3,719	3,869
Financial results, net	(1,843)	10,654	6,018
Changes in assets and liabilities:
Accounts receivable	(2,744)	1,671	2,567
Inventories	288	(217)	(467)
Suppliers and contractors	243	658	1,014
Payroll and related charges	133	(578)	(106)
Other taxes assets and liabilities, net	(109)	(222)	(252)
Deferred revenue—Gold stream (note 7)	524	532	–
Other assets and liabilities, net	591	(304)	256

Cash provided from operations	10,555	7,584	15,610
Interest on loans and borrowings paid	(1,663)	(1,457)	(1,539)
Derivatives received (paid), net (note 25)	(1,602)	(1,202)	(179)
Interest on participative stockholders' debentures paid	(84)	(65)	(112)
Income taxes	(388)	(544)	(491)
Income taxes—Settlement program	(417)	(384)	(494)

Net cash provided by operating activities from continuing operations	6,401	3,932	12,795
Net cash provided by operating activities from discontinued operations	180	559	309

Net cash provided by operating activities	6,581	4,491	13,104
Cash flow from investing activities continuing:
Financial investments redeemed (invested)	12	308	(148)
Loans and advances—net receipts (payments)	(210)	(17)	364
Guarantees and deposits—net receipts (payments)	(41)	(67)	78
Additions to investments	(239)	(65)	(271)
Additions to property, plant and equipment and intangible (note 3(b))	(4,951)	(8,114)	(11,777)
Dividends and interest on capital received from associates and joint ventures	193	318	568
Proceeds from disposal of assets and investments	543	1,456	1,199
Proceeds from gold stream transaction	276	368	–

Net cash used in investing activities from continuing operations	(4,417)	(5,813)	(9,987)
Net cash used in investing activities from discontinued operations	(281)	(346)	(278)

Net cash used in investing activities	(4,698)	(6,159)	(10,265)
Cash flow from financing activities from continuing operations:
Loans and borrowings (i)
Additions	6,994	4,995	2,341
Repayments	(7,717)	(2,753)	(1,864)
Transactions with stockholders:
Dividends and interest on capital paid to Vale's stockholders	(250)	(1,500)	(4,200)
Dividends and interest on capital paid to noncontrolling interest	(291)	(15)	(66)
Transactions with noncontrolling stockholders	(17)	1,049	–

Net cash provided by (used in) financing activities from continuing operations	(1,281)	1,776	(3,789)
Net cash provided by (used in) financing activities from discontinuing operations	(17)	(73)	(72)

Net cash provided by (used in) financing activities	(1,298)	1,703	(3,861)
Increase (decrease) in cash and cash equivalents	585	35	(1,022)
Cash and cash equivalents in the beginning of the year	3,591	3,974	5,321
Effect of exchange rate changes on cash and cash equivalents	86	(418)	(325)

Cash and cash equivalents at end of the year	4,262	3,591	3,974

Non-cash transactions:
Additions to property, plant and equipment—capitalized loans and borrowing costs	653	761	588

(i)
Includes transactions with related parties: Bradesco, Banco do Brasil and Banco Nacional do Desenvolvimento Econômico e Social—BNDES.

The accompanying notes are an integral part of these financial statements.

 Consolidated Statement of Financial Position
In millions of United States dollars

	Notes		December 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	20		4,262	3,591
Accounts receivable	10		3,663	1,476
Other financial assets	13		363	219
Inventories	11		3,349	3,528
Prepaid income taxes			159	900
Recoverable taxes	12		1,625	1,404
Others			557	311

			13,978	11,429
Non-current assets held for sale	14		8,589	4,044

			22,567	15,473
Non-current assets
Judicial deposits	28	(c)	962	882
Other financial assets	13		628	282
Prepaid income taxes			527	471
Recoverable taxes	12		727	501
Deferred income taxes	8	(a)	7,343	7,904
Others			274	613

			10,461	10,653
Investments in associates and joint ventures	15		3,696	2,940
Intangibles	17		6,871	5,324
Property, plant and equipment	18		55,419	54,102

			76,447	73,019

Total assets			99,014	88,492

Liabilities
Current liabilities
Suppliers and contractors			3,630	3,365
Loans and borrowings	20		1,660	2,506
Other financial liabilities	13		1,086	2,551
Taxes payable			657	595
Provision for income taxes			171	241
Liabilities related to associates and joint ventures	21		292	–
Provisions	26		952	540
Dividends and interest on capital			798	–
Others			896	640

			10,142	10,438
Liabilities associated with non-current assets held for sale	14		1,090	107

			11,232	10,545

Non-current liabilities
Loans and borrowings	20		27,662	26,347
Other financial liabilities	13		2,127	2,125
Taxes payable			4,961	4,085
Deferred income taxes	8	(a)	1,700	1,670
Provisions	26		5,748	5,309
Liabilities related to associates and joint ventures	21		785	–
Deferred revenue—Gold stream	7		2,090	1,749
Others			1,685	958

			46,758	42,243

Total liabilities			57,990	52,788

Stockholders' equity	30
Equity attributable to Vale's stockholders			39,042	33,589
Equity attributable to noncontrolling interests			1,982	2,115

Total stockholders' equity			41,024	35,704

Total liabilities and stockholders' equity			99,014	88,492

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale's stockholders	Equity attributable to noncontrolling interests	Total stockholder's equity
Balance at December 31, 2013	60,578	(152)	(400)	29,566	(4,477)	(1,202)	(20,588)	–	63,325	1,611	64,936

Net income (loss)	–	–	–	–	–	–	–	657	657	(304)	353
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	(192)	–	–	(192)	–	(192)
Cash flow hedge	–	–	–	–	–	(416)	–	–	(416)	–	(416)
Translation adjustments	–	–	–	(2,237)	–	97	(2,098)	235	(4,003)	(26)	(4,029)
Transactions with stockholders:
Dividends and interest on capital of Vale's stockholders	–	–	–	–	–	–	–	(4,200)	(4,200)	–	(4,200)
Dividends of noncontrolling interest	–	–	–	–	–	–	–	–	–	(8)	(8)
Acquisitions and disposal of participation of noncontrolling interest	–	–	(49)	–	–	–	–	–	(49)	(201)	(250)
Capitalization of noncontrolling interest advances	–	–	–	–	–	–	–	–	–	127	127
Capitalization of reserves	1,036	–	–	(1,036)	–	–	–	–	–	–	–
Cancellation of treasury stock	–	–	–	(3,000)	3,000	–	–	–	–	–	–
Realization of reserves	–	–	–	(3,387)	–	–	–	3,387	–	–	–
Appropriation to undistributed retained earnings	–	–	–	79	–	–	–	(79)	–	–	–

Balance at December 31, 2014	61,614	(152)	(449)	19,985	(1,477)	(1,713)	(22,686)	–	55,122	1,199	56,321

Loss	–	–	–	–	–	–	–	(12,129)	(12,129)	(491)	(12,620)
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	70	–	–	70	(1)	69
Cash flow hedge	–	–	–	–	–	447	–	–	447	–	447
Available-for-sale financial instruments	–	–	–	–	–	1	–	–	1	–	1
Translation adjustments	–	–	–	(5,371)	–	203	(2,665)	–	(7,833)	(51)	(7,884)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity (Continued)

In millions of United States dollars

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale's stockholders	Equity attributable to noncontrolling interests	Total stockholder's equity
Transactions with stockholders:
Dividends and interest on capital of Vale's stockholders	–	–	–	(1,500)	–	–	–	–	(1,500)	–	(1,500)
Dividends of noncontrolling interest	–	–	–	–	–	–	–	–	–	(32)	(32)
Acquisitions and disposal of participation of noncontrolling interest	–	–	(253)	–	–	–	(336)	–	(589)	1,455	866
Capitalization of noncontrolling interest advances	–	–	–	–	–	–	–	–	–	36	36
Appropriation to undistributed retained earnings	—	–	–	(12,129)	–	–	–	12,129	–	–	–

Balance at December 31, 2015	61,614	(152)	(702)	985	(1,477)	(992)	(25,687)	–	33,589	2,115	35,704

Net income (loss)	–	–	–	–	–	–	–	3,982	3,982	(6)	3,976
Other comprehensive income:
Retirement benefit obligations	–	–	–	–	–	(70)	–	–	(70)	–	(70)
Cash flow hedge	–	–	–	–	–	7	–	–	7	–	7
Available-for-sale financial instruments	–	–	–	–	–	1	–	–	1	–	1
Translation adjustments	–	–	–	195	–	(93)	2,387	102	2,591	117	2,708
Transactions with stockholders:
Dividends and interest on capital of Vale's stockholders	–	–	–	–	–	–	–	(1,061)	(1,061)	–	(1,061)
Dividends of noncontrolling interest	–	–	–	–	–	–	–	–	–	(268)	(268)
Acquisitions and disposal of participation of noncontrolling interest	–	–	3	–	–	–	–	–	3	(1)	2
Capitalization of noncontrolling interest advances	–	–	–	–	–	–	–	–	–	25	25
Appropriation to undistributed retained earnings	–	–	–	3,023	–	–	–	(3,023)	–	–	–

Balance at December 31, 2016	61,614	(152)	(699)	4,203	(1,477)	(1,147)	(23,300)	–	39,042	1,982	41,024

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

1.    Corporate information

          Vale S.A. (the "Parent Company") is a public company headquartered at 700, Avenida das Américas, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo—BM&F BOVESPA (Vale3 and Vale5), New York—NYSE (VALE and VALE.P), Paris—NYSE Euronext (Vale3 and Vale5) and Madrid—LATIBEX (XVALO and XVALP).

          Vale and its direct and indirect subsidiaries ("Vale", "Group" or "Company") are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Group also produces copper, metallurgical and thermal coal, potash, phosphates and other fertilizer nutrients, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 3.

2.    Basis for preparation of the financial statements

a) Statement of compliance

          The consolidated financial statements of the Company ("financial statements") present the accounts of the Group and have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b) Basis of presentation

          The financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

          The comparative information for the years ended December 31, 2015 and 2014 was re-presented for the purposes of applying IFRS 5 "Non-current assets held for sale and discontinued operations" after approval by the Board of Directors of the sale of the fertilizers assets, as presented in Note 14.

          Subsequent events were evaluated through February 22, 2017, which is the date the financial statements were approved by the Board of Directors.

c) Consolidation and investments in associates and joint ventures

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

2.    Basis for preparation of the financial statements (Continued)

          The entities over which the Company has joint control ("joint ventures") or significant influence, but not control ("associates") are presented in note 15. Those investments are accounted for using the equity method. For interests in joint arrangements not classified as 'joint ventures' ("joint operations"), the Company recognizes its share of assets, liabilities and net income.

          Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated fully or proportionately to the Company's interest.

          The material consolidated entities in each business segment of are as follows:

	Location	Principal activity /Business	% ownership	% Voting capital	% Noncontrolling interest or other investors
Direct and indirect subsidiaries
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. ("MBR")	Brazil	Iron ore	62.5%	98.3%	37.5%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
Nacala Corridor Holding Netherlands B.V.	Netherlands	Coal	100.0%	100.0%	0.0%
PT Vale Indonesia	Indonesia	Nickel	59.2%	59.2%	40.8%
Vale International Holdings GmbH	Austria	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Manganês S.A.	Brazil	Manganese and ferroalloys	100.0%	100.0%	0.0%
Vale Moçambique S.A.	Mozambique	Coal	95.0%	95.0%	5.0%
Vale Nouvelle Caledonie S.A.S.	New Caledonia	Nickel	95.0%	95.0%	5.0%
Vale Oman Distribution Center LLC	Oman	Iron ore and pelletizing	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing	70.0%	70.0%	30.0%

          Investments held by investors in Vale's subsidiaries are classified as noncontrolling interests. The Company treats transactions with noncontrolling interests as transactions with equity owners of the Group and as described in note 16.

          For purchases of noncontrolling interests, the difference between any amount paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders' equity. Gains or losses on disposals of noncontrolling interest are also recorded in stockholders' equity.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

2.    Basis for preparation of the financial statements (Continued)

          As explained in note 14, the Fertilizer Segment is presented as discontinued operations, which includes the following subsidiaries:

	Location	Principal activity	% ownership	% Voting capital	% Noncontrolling interest or other investors
Direct and indirect subsidiaries
Compañia Minera Miski Mayo S.A.C.	Peru	Fertilizers	40.0%	51.0%	60.0%
Vale Fertilizantes S.A.	Brazil	Fertilizers	100.0%	100.0%	0.0%

d) Functional currency and presentation currency

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

          The income statement and balance sheet of the Group's entities which functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders' equity (except components described in item (iii) are translated at the closing rate at the balance sheet date; (ii) income and expenses are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in the comprehensive income as cumulative translation adjustment, and transferred to the income statement when the operations are realized.

          The exchange rates used by the Group for major currencies to translate its operations are as follows:

	Closing rate			Average rate for the year ended
	2016	2015	2014	2016	2015	2014
Brazilian Reais ("R$")	3.2591	3.9048	2.6562	3.4833	3.3387	2.3547
Canadian dollar ("CAD")	2.4258	2.8171	2.2920	2.6280	2.6020	2.1308
Australian dollar ("AUD")	2.3560	2.8532	2.1765	2.5876	2.4979	2.1205
Euro ("EUR" or "€")	3.4384	4.2504	3.2270	3.8543	3.6999	3.1205

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

2.    Basis for preparation of the financial statements (Continued)

e) Significant accounting policies

          The accounting policies applied in financial statements are consistent with those adopted and disclosed in the financial statements of prior years. The Company has not early adopted any standards and interpretations that have been issued or amended but which are not yet in force. The accounting policies of subsidiaries, affiliates and joint ventures are adjusted to ensure consistency with the policies adopted by Vale.

          Significant and relevant accounting policies for the understanding of the financial statements were included in the respective notes, with a summary of the recognition and measurement basis used by the Company.

          The brief description of the recent accounting pronouncements issued by the IASB, which are not yet in force, and the current assessment did by the Company of the impacts on its financial statements, subject to changes due to the more analyzes in progress, are detailed below:

  –
  IFRS 9 Financial instrument—In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement. This standard brings new approaches about: (i) classification and measurement of financial assets and liabilities, (ii) impairment and (iii) hedge accounting. This standard shall apply for annual periods beginning on or after January 1, 2018.

          The Company does not plan the early adoption of this new standard. Based on the history of financial instruments traded by the Company, it is not expected significant impacts on financial statements by applying the IFRS 9 requirements.

  –
  IFRS 15 Revenue from Contracts with Customers—In May 2014, the IASB issued IFRS 15, which replaces IAS 18 Revenues and the related interpretations. IFRS 15 introduces the five-step model for revenue recognition from contract with a customer. The new standard is based on the principle that revenue is recognized when the control of a good or service to be transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard shall apply for annual periods beginning on or after January 1, 2018.

          The Company plans to adopt the new standard on the required effective date using the full retrospective method with the practical expedients approach for concluded contracts. During 2016, the Company performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed analysis of the contracts that are in process. Based on these preliminary analyzes, management is evaluating whether the freight service should be considered a separate performance obligation or not.

          The Company expects to disclose quantitative information, if any, prior to the adoption of the standard.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

2.    Basis for preparation of the financial statements (Continued)

  –
  IFRS 16 Lease—In January 2016, the IASB issued IFRS 16, which replaces IAS 17 Leases and related interpretations. The IFRS 16 set forth that in all leases with a maturity of more than 12 months, with limited exceptions, the lessee must recognize the lease liability in the balance sheet at the present value of the payments, plus costs directly allocated and at the same time that it recognizes a right of use corresponding to the asset. During the term of the lease, the lease liability is adjusted to reflect interest and payment made and the right to use is amortized, similar to the financial lease settled up in accordance with IAS 17. This standard shall apply for annual periods beginning on or after January 1, 2019.

          The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the Company´s decision related to the method of transition, the use of practical expedients approach and exemptions for recognition, and any additional leases that Company will hold. The Company expects to disclose its transition approach and quantitative information prior to adoption, planned for January 1, 2019.

  –
  IAS 7 Amendments (Disclosure Initiative)—The amendments to IAS 7 Statement of Cash Flows are part of the IASB's Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate cash flows and non-cash changes in liabilities arising from financing activities. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after 1 January 2017, with early application permitted. Application of the amendments will result in additional disclosures provided by the Group. The Company did not early adopt this amendment.

f) Critical accounting estimates and judgments

          The preparation of financial statements requires the use of certain critical accounting estimates, assumptions and judgments by the management of the Company. These estimates are based on the best knowledge and information existing at the balance sheet date. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from the estimates.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

2.    Basis for preparation of the financial statements (Continued)

          The significant estimates, assumptions and judgments used by Company in these financial statements are as follows:

Note		Significant estimates, assumptions and judgments
3(c	)	Consolidation
7		Deferred revenue—Gold stream
8		Deferred income taxes
18		Mineral reserves and mine useful life
19		Impairment of non-current assets
21		Liabilities related to associates and joint ventures
24		Fair values of derivatives and others financial instruments
27		Asset retirement obligation
28		Litigation
29		Post-retirement benefits for employees

3.    Information by business segment and by geographic area

          The Company divided its operations into five reportable segments: Ferrous Minerals, Coal, Base Metals, Fertilizers (presented as discontinued operations) and Others. The segments are aligned with products and reflect the structure used by Management to evaluate group performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance include the Executive Boards and the Board of Directors, which use adjusted EBITDA as a measure of performance.

          The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

          The main activities of the operating segments are as follows:

          Ferrous minerals—Ferrous minerals comprises the production and extraction of ferrous minerals, as iron ore fines, iron ore pellets and its logistic services (railroads, ports and terminals), manganese and ferroalloys and others ferrous products and services.

          Coal—Coal comprises the extraction of metallurgical and thermal coal and its logistic services (railroads, ports and terminals).

          Base metals—Base metals include the production and extraction of non-ferrous minerals, and are presented as nickel and its by-products (ferro-nickel, copper, gold, precious metals and others) and copper (copper concentrated).

          Fertilizers (Discontinued operations)—Fertilizers include the production of the three major groups of nutrients (potash, phosphate and nitrogen) and other fertilizers products. The group of assets related to this segment is classified as "Non-current assets and liabilities held for sale" (note 14).

          Others—The segments of others comprise sales and expenses of other products, services and investments in joint ventures and associate in other business.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

a) Adjusted EBITDA

          The definition of adjusted EBITDA for the Company is the operating income or loss excluding (i) the depreciation, depletion and amortization, (ii) results on measurement or sales of non-current assets, (iii) impairment, (iv) onerous contracts and plus (v) dividends received from associates and joint ventures.

	Year ended December 31, 2016
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation expenses	Pre operating and operational stoppage	Dividends received from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	15,784	(6,622)	(486)	(91)	(150)	10	8,445
Pellets	3,827	(2,002)	(73)	(13)	(22)	103	1,820
Ferroalloys and manganese	302	(231)	(4)	—	(11)	—	56
Other ferrous products and services	438	(269)	(8)	(2)	(4)	—	155

	20,351	(9,124)	(571)	(106)	(187)	113	10,476
Coal	839	(872)	35	(15)	(41)	—	(54)
Base metals
Nickel and other products	4,472	(3,204)	(95)	(78)	(114)	4	985
Copper	1,667	(924)	(25)	(5)	—	—	713
Other base metals products	—	—	150	—	—	—	150

	6,139	(4,128)	30	(83)	(114)	4	1,848
Others	159	(259)	(157)	(116)	(1)	76	(298)

Total of continuing operations	27,488	(14,383)	(663)	(320)	(343)	193	11,972

Discontinued operations (Fertilizers)	1,875	(1,545)	(87)	(22)	(16)	4	209

Total	29,363	(15,928)	(750)	(342)	(359)	197	12,181

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation expenses	Pre operating and operational stoppage	Dividends received from associates and joint ventures	Adjusted EBITDA
	Year ended December 31, 2015
Ferrous minerals
Iron ore	12,330	(7,604)	(398)	(121)	(124)	22	4,105
Pellets	3,600	(2,121)	9	(4)	(24)	225	1,685
Ferroalloys and manganese	162	(175)	1	—	(19)	—	(31)
Other ferrous products and services	470	(341)	8	(3)	(2)	8	140

	16,562	(10,241)	(380)	(128)	(169)	255	5,899
Coal	526	(839)	(140)	(22)	(61)	28	(508)
Base metals
Nickel and other products	4,693	(3,393)	(154)	(103)	(411)	—	632
Copper	1,470	(903)	(32)	(8)	(1)	—	526
Other base metals products	—	—	230	—	—	—	230

	6,163	(4,296)	44	(111)	(412)	—	1,388
Others	133	(139)	(160)	(134)	—	35	(265)

Total of continuing operations	23,384	(15,515)	(636)	(395)	(642)	318	6,514

Discontinued operations (Fertilizers)	2,225	(1,469)	(37)	(82)	(70)	—	567

Total	25,609	(16,984)	(673)	(477)	(712)	318	7,081

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation expenses	Pre operating and operational stoppage	Dividends received from associates and joint ventures	Adjusted EBITDA
	Year ended December 31, 2014
Ferrous minerals
Iron ore	19,301	(9,532)	(1,258)	(319)	(160)	44	8,076
Pellets	5,263	(2,705)	(21)	—	(38)	482	2,981
Ferroalloys and manganese	392	(261)	(13)	—	(23)	—	95
Other ferrous products and services	741	(565)	3	(10)	—	—	169

	25,697	(13,063)	(1,289)	(329)	(221)	526	11,321
Coal	739	(1,071)	(309)	(18)	(38)	28	(669)
Base metals
Nickel and other products	6,241	(3,710)	101	(138)	(514)	—	1,980
Copper	1,451	(877)	(12)	(5)	(16)	—	541

	7,692	(4,587)	89	(143)	(530)	—	2,521
Others	996	(601)	(329)	(172)	(6)	14	(98)

Total of continuing operations	35,124	(19,322)	(1,838)	(662)	(795)	568	13,075

Discontinued operations (Fertilizers)	2,415	(1,885)	(95)	(72)	(85)	—	278

Total	37,539	(21,207)	(1,933)	(734)	(880)	568	13,353

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

          Adjusted EBITDA is reconciled to net income (loss) as follows:

	Year ended December 31
	2016	2015	2014
Adjusted EBITDA from continuing operations	11,972	6,514	13,075

Depreciation, depletion and amortization	(3,487)	(3,719)	(3,869)
Dividends received from associates and joint ventures	(193)	(318)	(568)
Results on measurement or sale of non-current assets	(66)	61	(167)
Impairment of non-current assets and onerous contracts	(1,174)	(8,769)	(99)

Operating income (loss)	7,052	(6,231)	8,372
Financial results, net	1,843	(10,654)	(6,018)
Equity results in associates and joint ventures	309	(445)	501
Impairment and others results in associates and joint ventures	(1,220)	(349)	(61)
Income taxes	(2,781)	5,249	(1,603)

Income (loss) from continuing operations	5,203	(12,430)	1,191
Loss attributable to noncontrolling interests	(8)	(501)	(308)

Income (loss) attributable to Vale's stockholders	5,211	(11,929)	1,499

	Year ended December 31
	2016	2015	2014
Adjusted EBITDA from discontinued operations	209	567	278

Depreciation, depletion and amortization	(347)	(310)	(418)
Dividends received from associates and joint ventures	(4)	–	–
Results on measurement or sale of non-current assets	(1,738)	(157)	(1,054)

Operating income (loss)	(1,880)	100	(1,194)
Financial results, net	20	(147)	(51)
Equity results in associates and joint ventures	3	6	4
Income taxes	630	(149)	403

Loss from discontinued operations	(1,227)	(190)	(838)
Income attributable to noncontrolling interests	2	10	4

Loss attributable to Vale's stockholders	(1,229)	(200)	(842)

b)
Assets by segment

	Year ended December 31, 2016
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible assets (i)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)
Ferrous minerals	1,134	1,808	34,834	3,246	1,618
Coal	126	285	1,907	612	191
Base metals	1,110	12	23,372	1,057	1,658
Others	3	1,591	2,177	36	20

Total	2,373	3,696	62,290	4,951	3,487

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

	Year ended December 31, 2015
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible assets (i)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)
Ferrous minerals	1,036	1,479	28,202	4,941	1,669
Coal	53	306	1,812	1,539	192
Base metals	1,166	17	23,522	1,555	1,841
Others	3	1,063	2,024	79	17
Discontinued operations (Fertilizers)	295	75	3,866	257	310

Total	2,553	2,940	59,426	8,371	4,029

(i)
Goodwill is allocated mainly in iron ore and nickel segments in the amount of US$1,246 e US$1,835, respectively.
(ii)
Includes only cash effect.
(iii)
Refers to amounts recognized in the income statement.
c)
Investment in associates and joint ventures, intangible and property, plant and equipment by geographic area

	December 31, 2016				December 31, 2015
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	3,172	4,720	34,509	42,401	2,408	3,285	32,190	37,883
Canada	–	2,002	10,267	12,269	2	2,039	10,589	12,630
Americas, except Brazil and Canada	185	–	30	215	157	–	456	613
Europe	–	–	639	639	–	–	608	608
Asia	339	–	4,173	4,512	367	–	5,219	5,586
Australia	–	–	43	43	–	–	74	74
New Caledonia	–	–	3,087	3,087	–	–	3,521	3,521
Mozambique	–	149	1,715	1,864	–	–	442	442
Oman	–	–	956	956	–	–	1,003	1,003
Other regions	–	–	–	–	6	–	–	6

Total	3,696	6,871	55,419	65,986	2,940	5,324	54,102	62,366

d)
Revenues by geographic area

	Year ended December 31, 2016
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	334	20	1,172	–	1,526
United States of America	232	–	749	24	1,005
Europe	2,559	218	1,854	17	4,648
Middle East/Africa/Oceania	1,252	95	20	–	1,367
Japan	1,292	121	328	–	1,741
China	11,985	63	699	–	12,747
Asia, except Japan and China	912	305	1,173	–	2,390
Brazil	1,785	17	144	118	2,064

Net operating revenue	20,351	839	6,139	159	27,488

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

3.    Information by business segment and by geographic area (Continued)

	Year ended December 31, 2015
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	359	18	1,122	–	1,499
United States of America	30	–	804	21	855
Europe	2,506	102	1,921	–	4,529
Middle East/Africa/Oceania	1,009	97	84	–	1,190
Japan	1,512	74	373	–	1,959
China	8,400	44	651	–	9,095
Asia, except Japan and China	1,081	169	990	–	2,240
Brazil	1,665	22	218	112	2,017

Net operating revenue	16,562	526	6,163	133	23,384

	Year ended December 31, 2014
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	652	3	1,373	21	2,049
United States of America	24	–	1,099	245	1,368
Europe	3,894	115	2,586	13	6,608
Middle East/Africa/Oceania	1,608	110	149	–	1,867
Japan	2,566	192	863	6	3,627
China	11,939	76	642	–	12,657
Asia, except Japan and China	2,189	235	828	–	3,252
Brazil	2,825	8	152	711	3,696

Net operating revenue	25,697	739	7,692	996	35,124

Accounting policy

          Revenue is recognized when Vale transfers to its customers all of the significant risks and rewards of ownership of the product sold or when the services are rendered. Net revenue excludes any applicable sales taxes and is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to Vale and the revenues can be reliably measured.

          Depending on the contract, sales can be recognized when the product is available at the loading port, loaded on the ship, at the port of discharge or on the costumer warehouse. Service revenues are recognized in the amount by which the services are rendered and accepted by the customer.

          In some cases, the sale price is determined on a provisional basis at the date of sale and adjustments to the sales price subsequently occur based on movements in quoted market or contractual prices up to the date of final pricing. Revenue is recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sales mechanism embedded within these sale arrangements is characterized as a derivative. Therefore, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value are recognized as operational revenue in the income statement. As of December 31, 2016, US$412 of revenues (2015: US$(274)) were still not settled and were provisionally measured based on iron ore fines and copper forward prices.

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

4.    Special events occurred during the year

          The special events occurred during the year are those that, in the Company's judgment, significantly impacted the income statement due to their size and nature. To determine whether an event or transaction is non-recurring, the Company considers quantitative and qualitative factors, such as frequency and impact on the result of the year.

          The special events identified by the Company are as follows:

	Year ended December 31
	2016	2015	2014
Samarco Provision	(1,109)	–	–
Results on measurement of non-current assets—Fertilizers business	(1,738)	–	–
Impairment of non-current assets and onerous contracts	(1,174)	(8,769)	(99)
Gold stream transaction	150	230	–
Deferred income tax in foreign jurisdiction	–	2,952	–

Total	(3,871)	(5,587)	(99)

2016

          Samarco—In June 2016, the Company recognized in the income statement the amount of US$1,038 (R$3,733) which represented its best estimate of the obligation to comply with the reparation and compensation programs under the Agreement related to the dam failure of Samarco Mineração S.A. The Company also expensed an amount of US$71 (R$234) applied by Samarco to funds its working capital requirements. For more details, see note 21.

          Fertilizers assets—In December 2016, the Company approved the sale of fertilizers assets and the acquisition of a minority interest in The Mosaic Company ("Mosaic"). Vale assessed the net assets of the fertilizer business segment for impairment purposes and a loss in the amount of US$1,738 was recognized. The fertilizers segment is presented as discontinued operations see note 14.

          Impairment of non-current assets and onerous contracts—In 2016, the Company recognized an impairment loss of US$1,174 mainly by the reduction in the nickel price projections, see note 19.

          Gold stream transaction—In 2016, the Company recognized a gain of the result on sale of mineral rights in the amount of US$150, see note 7.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

4.    Special events occurred during the year (Continued)

2015

          Impairment of non-current assets and onerous contracts—In 2015, the Company recognized an impairment loss of US$8,769 mainly by: (i) the reduction in estimated future coal prices combined with the increase of logistics costs and (ii) the reduction the recoverable values of the VNL and VNC CGUs, see note 19.

          Gold stream transaction—In 2015, the Company recognized a gain of the result on sale of mineral rights in the amount of US$230, see note 7.

          Deferred income tax—In 2015, in the first adoption of the Law 12.973, the Company recognized assets deferred income tax related to accumulated losses of subsidiaries abroad in the amount of US$2,952, see note 8.

5.    Costs and expenses by nature

a)
Cost of goods sold and services rendered

	Year ended December 31
	2016	2015	2014
Personnel	2,087	2,092	2,756
Materials and services	3,108	2,954	4,306
Fuel oil and gas	1,233	1,207	1,461
Maintenance	2,747	2,518	2,353
Energy	694	482	497
Acquisition of products	511	829	1,607
Depreciation and depletion	3,267	3,236	3,468
Freight	2,509	3,496	3,592
Others	1,494	1,937	2,750

Total	17,650	18,751	22,790

Cost of goods sold	17,148	18,233	21,839
Cost of services rendered	502	518	951

Total of continuing operations	17,650	18,751	22,790

Discontinued operations (Fertilizers)	1,887	1,762	2,274

Total	19,537	20,513	25,064

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

5.    Costs and expenses by nature (Continued)

b)
Selling and administrative expenses

	Year ended December 31
	2016	2015	2014
Personnel	209	253	415
Services	72	106	187
Advertising and publicity	8	11	40
Depreciation and amortization	120	131	220
Travel expenses	8	11	23
Taxes and rents	13	16	27
Others	77	84	124

Total of continuing operations	507	612	1,036

Discontinued operations (Fertilizers)	56	40	63

Total	563	652	1,099

c)
Others operational expenses (incomes), net

	Year ended December 31
	2016	2015	2014
Provision for litigation	137	11	169
Provision for loss with VAT credits (ICMS)	41	194	116
Profit sharing program	76	15	121
Disposal of materials and inventories	(91)	193	187
Gold stream transaction (note 7)	(150)	(230)	–
Others	254	24	430

Total of continuing operations	267	207	1,023

Discontinued operations (Fertilizers)	34	(1)	34

Total	301	206	1,057

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

6.    Financial result

	Year ended December 31
	2016	2015	2014
Financial expenses
Loans and borrowings gross interest	(1,768)	(1,647)	(1,727)
Capitalized loans and borrowing costs	653	761	588
Labor, tax and civil lawsuits	(10)	(59)	(91)
Derivative financial instruments	(484)	(3,553)	(1,974)
Indexation and exchange rate variation (a)	(2,964)	(13,825)	(4,848)
Participative stockholders' debentures	(417)	965	(315)
Expenses of REFIS	(514)	(547)	(683)
Others	(621)	(541)	(672)

	(6,125)	(18,446)	(9,722)

Financial income
Short-term investments	92	140	181
Derivative financial instruments	1,740	1,076	640
Indexation and exchange rate variation (b)	6,058	6,465	2,675
Others	78	111	208

	7,968	7,792	3,704

Financial results, net	1,843	(10,654)	(6,018)

Summary of indexation and exchange rate variation
Loans and borrowings	5,099	(10,460)	(3,250)
Others	(2,005)	3,100	1,077

Net (a) + (b)	3,094	(7,360)	(2,173)

          As from January 1, 2017 (subsequent event), the Company starts to apply net investment hedge accounting in foreign operation considering Vale International S.A. and Vale International Holding GmbH investments as the hedging objects and designated as hedging instruments the Parent Company third party loans and borrowings (excluding interest) in different currencies denominated in US dollar and euro, amounting to US$8,067 and EUR1,500 (US$1,583) as the hedging instrument, respectively.

          Accordingly, the Company plans to mitigate part of its foreign exchange risk, since foreign exchange gains or losses on the hedging instrument (effective portion) will be recognized in other comprehensive income, thus offsetting same of the gains and losses generated from translating of the net investments in the aforementioned controlled companies. If the hedge relationship is not considered effective, the hedging instrument's exchange variations will be allocated to income statement for the year.

7.    Deferred revenue—Gold stream transaction

          In 2013, the Company entered into a gold transaction with Silver Wheaton Corp. ("SLW") to sell 25% of the gold extracted as a by-product over the life of the Salobo copper mine and 70% of the gold extracted as a by-product of Sudbury nickel mines over the next 17 years. The Company received up-front cash proceeds of US$1,900.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

7.    Deferred revenue—Gold stream transaction (Continued)

          The original transaction was amended in March 2015 and August 2016 to include in each contract an additional 25% of the gold extracted as by-product over a lifetime of the Salobo copper mine. In the first additive, the Company received up-front proceeds of US$900 and in the second additive, (i) an initial cash payment of US$800 and (ii) an option value resulting from the reduction of the exercise price from US$65.00 to US$43.75 on 10 million warrants from SLW held by the Company since 2013 and maturing in 2023.

          Hence, in December 31, 2016 SLW holds the rights to 75% of the contained gold in the copper concentrated from the Salobo mine and 70% of the gold extracted as a by-product of the Sudbury nickel mines.

          As the gold is delivered to SLW, Vale receives payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered (which payments are subject to an annual increase of 1% per year commencing on January 1, 2017 for the original and additional transactions and each subsequent year and (ii) the market reference price on the delivery date.

          Vale may also receive an additional cash payment contingent on its decision to expand its capacity to process Salobo copper ores to more than 28 Mtpy before 2036. Salobo that were still in ramp-up until September, 2016 and will have a total capacity to process 24 Mtpy of run-of-mine (ROM). The contingent additional cash payment could range from US$113 to US$953 depending on ore grade, timing and size of the expansion.

          The transactions were bifurcated into two identifiable components (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

          The deferred revenue is recognized based on the units of gold mined compared to the total proven and probable reserves of gold traded with SLW. During the year ended December 31, 2016, 2015 and 2014, the Company recognized US$209, US$106 and US$64, respectively, in the statement of income relating to services rendered in the original and additional transactions.

          The result on sale of mineral rights from the additional transactions of US$150 and US$230 was recognized in the year ended December 31, 2016 and 2015, respectively, under "Other operating expenses, net".

Critical accounting estimates and judgments

          Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follows:

  –
  Discount rates used to measure the present value of future inflows and outflows;
  –
  Allocation of costs between nickel or copper and gold based on relative prices;
  –
  Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company's best estimate.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

8.    Income taxes

a)
Deferred income tax assets and liabilities

	December 31, 2016	December 31, 2015
Taxes losses carryforward	6,194	6,446

Temporary differences:
Employee post retirement obligations	620	587
Provision for litigation	215	228
Provision for assets losses	1,264	692
Fair value of financial instruments	167	823
Allocated goodwill	(2,247)	(2,272)
Others	(570)	(270)

	(551)	(212)

Total	5,643	6,234

Assets	7,343	7,904
Liabilities	(1,700)	(1,670)

	5,643	6,234

          Changes in deferred tax are as follows:

	Assets	Liabilities	Total
Balance at December 31, 2014	3,976	3,341	635

Taxes losses carryforward	4,631	(36)	4,667
Provision for assets losses	(82)	(25)	(57)
Fair value of financial instruments	(96)		(96)
Allocated goodwill	–	(1,271)	1,271
Others	(181)	23	(204)
Effect in income statement	4,272	(1,309)	5,581
Transfers between asset and liabilities	142	142	–
Translation adjustment	(1,297)	(518)	(779)
Other comprehensive income	914	14	900
Acquisition of subsidiary	(11)	–	(11)
Effect of discontinued operations
Income tax	(92)	–	(92)

Balance at December 31, 2015	7,904	1,670	6,234

Taxes losses carryforward	(1,307)	84	(1,391)
Provision for assets losses	342	44	298
Fair value of financial instruments	(802)	–	(802)
Allocated goodwill	–	(342)	342
Others	(258)	27	(285)
Effect in income statement	(2,025)	(187)	(1,838)
Transfers between asset and liabilities	167	167	–
Translation adjustment	900	36	864
Other comprehensive income	(19)	14	(33)
Effect of discontinued operations
Income tax	627	–	627
Transfer to net assets held for sale	(211)	–	(211)

Balance at December 31, 2016	7,343	1,700	5,643

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

8.    Income taxes (Continued)

          Law 12.973—The Brazilian corporate tax law was amended at the end of 2014 and became effective as from fiscal year 2015. The change provided that profits from foreign subsidiaries are taxable in Brazil, on an accrual basis, applying the differential between the nominal local tax rate and the Brazilian tax rates (34%) considering the profit before tax in local GAAP (Generally Accepted Accounting Principles) and local currency. Accordingly, from January 1st, 2015 the results from foreign subsidiaries are recognized on that basis.

          In accordance with article 77 of law 12.973, the losses generated by the foreign subsidiaries, before income taxes and the equity results, may be offset against their future profits, subject to certain conditions.

          In 2015, in the first adoption, the Company recognized deferred income tax assets related to accumulated losses of subsidiaries abroad in the amount of US$2,952.

          The Company projections shows deferred tax assets substantially being realized in the next five years.

          The tax loss carryforward do not expire and in the Brazilian jurisdiction the compensation is limited to 30% of the taxable income for the year. For local results there is no restriction to compensated profits from foreign subsidiaries against previously recorded deferred tax assets.

b) Income tax reconciliation—Income statement

          The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Year ended December 31
	2016	2015	2014
Net income (loss) before income taxes	7,984	(17,679)	2,794
Income taxes at statutory rates—34%	(2,715)	6,011	(950)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders' equity	87	356	1,123
Tax incentives	344	61	95
Results of overseas companies taxed by different rates which differs from the parent company rate	–	–	(1,184)
Equity results	108	(151)	171
Additions (reversals) of tax loss carryforward	(273)	1,498	(178)
Unrecognized tax losses of the year	(708)	(901)	–
Nondeductible effect of impairment	(97)	(1,865)	(450)
Others	473	240	(230)

Income taxes	(2,781)	5,249	(1,603)

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

8.    Income taxes (Continued)

c) Tax incentives

          In Brazil, Vale has tax incentives to partially reduce the income tax generated by the operations conducted in the North and Northeast regions which includes iron ore, copper, and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and takes into account the allocation of tax operating income into different incentives applicable to different tranches of production during the periods specified for each product, generally 10 years. Most of our incentives are expected to expire up to 2024. An amount equal to that obtained with the tax saving must be appropriated in retained earnings reserve account in stockholders' equity, and cannot be distributed as dividends to stockholders.

          In addition to those incentives, 30% of the income tax due based on the tax operating income can be reinvested on the purchase of machinery and equipment, subject to subsequent approval by the regulatory agency responsible, Superintendência do Desenvolvimento da Amazonia (SUDAM) and the Superintendência do Desenvolvimento do Nordeste (SUDENE). The reinvestment is accounted in retained earnings reserve account, which restricts the distribution as dividends to stockholders.

          Vale is subject to the revision of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where we operate.

d) Income taxes—Settlement program ("REFIS")

          In 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012.

          At December 31, 2016, the balance of US$5,419 (US$458 as current and US$4,961 as non-current) is due in 142 remaining monthly installments, bearing interest at the SELIC rate (Special System for Settlement and Custody) and at December 31, 2015, the balance of US$4,430 (US$345 as current and US$4,085 as non-current) was due in 154 remaining monthly installments.

Accounting policy

          The recognition of income taxes as deferred taxes is based on temporary differences between carrying value and the tax basis of assets and liabilities as well as taxes losses carryforwards. The deferred income taxes assets and liabilities are offset when there is a legally enforceable right on the same taxable entity.

          The deferred taxes assets arising from taxes losses and temporary differences are not recognized when their recovery amount are not probable.

          Income taxes are recognized in the income statement, except for items recognized directly in stockholders' equity. The provision for income tax is calculated individually for each entity in the Group based on Brazilian tax rates, on an accrual basis, by applying the differential between the nominal local tax rates (based on rules in force in the location of the entity) and the Brazilian tax rate.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

8.    Income taxes (Continued)

Critical accounting estimates and judgments

          Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into account the analysis of future performance, considering economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in the future. The assumptions of future profits are based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation and planned capital costs.

9.    Basic and diluted earnings (loss) per share

          The value of basic earnings (loss) per shares and diluted were calculated as follows:

	Year ended December 31
	2016	2015	2014
Basic and diluted earnings (loss) per share from continuing operations:
Income (loss) available to preferred stockholders	1,990	(4,555)	572
Income (loss) available to common stockholders	3,221	(7,374)	927

Total	5,211	(11,929)	1,499

Basic and diluted loss per share from discontinued operations:
Loss available to preferred stockholders	(469)	(76)	(322)
Loss available to common stockholders	(760)	(124)	(520)

Total	(1,229)	(200)	(842)

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	1,521	(4,631)	250
Income (loss) available to common stockholders	2,461	(7,498)	407

Total	3,982	(12,129)	657

Thousands of shares
Weighted average number of shares outstanding—preferred shares	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding—common shares	3,185,653	3,185,653	3,185,653

Total	5,153,375	5,153,375	5,153,375

Basic and diluted earnings (loss) per share from continuing operations
Preferred share (US$)	1.01	(2.31)	0.29
Common share (US$)	1.01	(2.31)	0.29
Basic and diluted loss per share from discontinued operations
Preferred share (US$)	(0.24)	(0.04)	(0.16)
Common share (US$)	(0.24)	(0.04)	(0.16)
Basic and diluted earnings (loss) per share
Preferred share (US$)	0.77	(2.35)	0.13
Common share (US$)	0.77	(2.35)	0.13

          The Company does not hold dilutive potential ordinary shares outstanding that could result in dilution of earnings per share.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

10.    Accounts receivable

	December 31, 2016	December 31, 2015
Trade receivables	3,723	1,534
Impairment of trade receivables	(60)	(58)

	3,663	1,476

Trade receivables related to the steel sector—%	83.44%	75.32%

	Year ended December 31
	2016	2015	2014
Impairment of trade receivables recorded in the income statement	(5)	11	(13)

          No individual customer represents over 10% of receivables or revenues.

Accounting policy

          Account receivables are financial instruments classified in the category loan and receivables and represent the total amount due from sale of products and services rendered by the Company. The receivables are initially recognized at fair value and subsequently measured at amortized cost, net of impairment losses, when applicable.

          Commercial credit risk management—For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or request the approval of credit risk limits for each counterparty.

          Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty's strategic position and history of commercial relations.

          Based on the counterparty's credit risk, risk mitigation strategies may be used to manage the Company`s credit risk. The main credit risk mitigation strategies include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

          Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Europe and Brazil the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

11.    Inventories

	December 31, 2016	December 31, 2015
Product inventory	2,572	3,071
Impairment of product inventory	(199)	(518)

	2,373	2,553
Consumable inventory	976	975

Total	3,349	3,528

          Product inventories by segments are presented in note 3(b).

Accounting policy

          Inventories are stated at the lower of cost or the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. An allowance for losses on obsolete or slow-moving inventory is recognized.

12.    Recoverable taxes

          Recoverable taxes are presented net of provisions for losses on tax credits.

	December 31, 2016	December 31, 2015
Value-added tax	724	755
Brazilian federal contributions	1,599	1,125
Others	29	25

Total	2,352	1,905

Current	1,625	1,404
Non-current	727	501

Total	2,352	1,905

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

13.    Other financial assets and liabilities

	Current		Non-Current
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Others financial assets
Financial investments	18	28	–	–
Loans	–	–	180	188
Derivative financial instruments (note 25)	274	121	446	93
Related parties (note 31)	71	70	2	1

	363	219	628	282

Others financial liabilities
Derivative financial instruments (note 25)	414	2,076	1,225	1,570
Related parties (note 31)	672	475	127	213
Participative stockholders' debentures (note 32(b))	–	–	775	342

	1,086	2,551	2,127	2,125

14.    Non-current assets and liabilities held for sale and discontinued operations

	December 31, 2016				December 31, 2015
	Fertilizers assets (Discontinued operations) (i)	Nacala	Shipping assets	Total	Nacala
Assets
Accounts receivable	86	6	–	92	3
Inventories	387	2	–	389	–
Other current assets	107	114	–	221	134
Investments in associates and joint ventures	90	–	–	90	–
Property, plant and equipment and Intangible, net	2,694	4,064	357	7,115	3,907
Other non-current assets	679	3	–	682	–

Total assets	4,043	4,189	357	8,589	4,044

Liabilities
Suppliers and contractors	280	41	–	321	93
Other current liabilities	192	13	–	205	14
Other non-current liabilities	559	5	–	564

Total liabilities	1,031	59	–	1,090	107

Net non-current assets held for sale	3,012	4,130	357	7,499	3,937

(i)
Include the nitrogen assets (US$382) and not include the noncontrolling interest (US$234—note 16).

a) Discontinued operations (Fertilizers assets)

          In December 2016, the Company entered into an agreement with The Mosaic Company ("Mosaic") to sell (i) the phosphate assets located in Brazil, except those mainly related to nitrogen assets located in Cubatão (Brazil); (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

14.    Non-current assets and liabilities held for sale and discontinued operations (Continued)

          The agreed transaction price is US$2.5 billion, of which US$1.25 billion will be paid in cash and US$1.25 billion with 42.3 million common shares to be issued by Mosaic, which at the transaction date represents around 11% of Mosaic's total outstanding common shares. Completion of the transaction is expected for the end of 2017 and is subject to the spin-off of the nitrogen assets from Vale Fertilizantes S.A.; the fulfillment of usual precedent conditions, including the approval of the Administrative Council of Economic Defense (CADE) and other antitrust authorities; and other operational and regulatory matters.

          Vale may receive additional earn-out of the transaction up to US$260 in circumstances where the phosphate price (MAP—Monoammonium Phosphate) and the Real exchange rate exceed certain levels during each of the twelve months periods after the completion of the transaction during two years.

          The assets located in Cubatão, which are mostly dedicated to the operation with nitrogen, will be transferred from Vale Fertilizantes S.A. to an independent legal entity, for which the Company is actively seeking to identify potential buyers.

          Therefore, the fertilizer segment, including Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as assets and liabilities held for sale, as established by IFRS 5.

          As consequence, the net assets of the fertilizers segment was adjusted to reflect the fair value less cost to sell and a loss of US$1,738 (US$1,147 net of tax) was recognized in the income statement from discontinued operations for the year ended December 31, 2016.

          At the completion of the transaction, the Company will recycle US$75 of the "Cumulative translation adjustments" to the income statement. For the years ended December 31, 2016, 2015 and 2014 the comprehensive income attributable to Vale's stockholders regarding discontinued operations was a loss of US$131, a gain of US$106 and a loss of US$9, respectively.

          The results for the years and the cash flows of discontinued operations of the Fertilizer segment are presented as follows:

	Year ended December 31
	2016	2015	2014
Net income of discontinued operations
Net operating revenue	1,875	2,225	2,415
Cost of goods sold and services rendered	(1,887)	(1,762)	(2,274)
Operating expenses	(130)	(206)	(282)
Results on measurement or sale of non-current assets	(1,738)	(157)	(1,053)

Operating income (loss)	(1,880)	100	(1,194)
Financial Results, net	20	(147)	(51)
Equity results in associates and joint ventures	3	6	4

Loss before income taxes	(1,857)	(41)	(1,241)
Income taxes	630	(149)	403

Loss from discontinued operations	(1,227)	(190)	(838)

Income attributable to noncontrolling interests	2	10	4

Loss attributable to Vale's stockholders	(1,229)	(200)	(842)

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

14.    Non-current assets and liabilities held for sale and discontinued operations (Continued)

	Year ended December 31
	2016	2015	2014
Cash flow from discontinued operations
Operating activities
Loss before income taxes	(1,857)	(41)	(1,241)
Adjustments:
Equity results in associates and joint ventures	(3)	(6)	(4)
Depreciation, amortization and depletion	347	310	419
Results on measurement or sale of non-current assets	1,738	157	1,053
Others	(20)	148	51
Decrease in assets and liabilities	(25)	(9)	(266)

Net cash provided by operating activities	180	559	12

Investing activities
Additions to property, plant and equipment	(292)	(257)	(36)
Others	11	(89)	55

Net cash provided (used) in investing activities	(281)	(346)	19

Financing activities
Repayments	(17)	(73)	(72)

Net cash used in financing activities	(17)	(73)	(72)

Net cash provided (used) by discontinued operations	(118)	140	(41)

b) Coal—Nacala logistic corridor ("Nacala")

          In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. ("Mitsui") to sell 50% of its stake in the Nacala corridor and 15% of Vale´s stake in Vale Moçambique which holds the coal assets. After completion of the transaction, Vale will indirectly own 81% of the Moatize mine (Vale Moçambique) and approximately 50% of Nacala Corridor. Since Nacala will be jointly controlled by Vale and Mitsui the related assets and liabilities were classified as non-current assets held for sale with no impact in the income statement.

          In September 2016, the Company reviewed the terms related to this transaction, in which Mitsui agreed to contribute up to US$450, being: (i) US$255 for a 15% of Vale's stake in the Moatize coal mine; and (ii) an additional contribution of up to US$195 based on meeting certain conditions, including mine performance. Mitsui will also contribute US$348 for a 50% stake in the equity and quasi-equity instruments of the Nacala and extend a long-term facility of US$165.

          As at December 2016, completion of the transaction remains subject to successful completion of the Project Finance and certain government approvals which are expected to occur in 2017.

c) Shipping assets

          In June 2016, Vale approved a plan to dispose of its fleet of eleven ships. As a consequence, the referenced assets were reclassified to non-current assets held for sale and a loss of US$66 was recorded in the income statement as "Results on measurement or sale of non-current assets".

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

14.    Non-current assets and liabilities held for sale and discontinued operations (Continued)

          In the year ended December 31, 2016, the Company concluded the sale of three Very Large Ore Carriers ("VLOC's") for US$269 and four Capesize vessels for US$140. There are four vessels that are still held for sale as at December 31, 2016.

Accounting policy

          A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

          The criteria for recognition the non-current assets as held for sale are only considered satisfied when the sale is highly probable and the asset (or disposal group of assets) is available for immediate sale in its present condition. The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized against income. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

          The assets and liabilities of a disposal group classified as held for sale are presented separately in the statement of financial position.

          The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Group business comprising cash flows and operations that may be clearly distinct from the rest of the Group and that represents an important separate line of business or geographical area of operations.

          The result of discontinued operations is presented in a single amount in the income statement, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are described in a separate note.

          When an operation is classified as a discontinued operation, the income statements of the prior periods are re-presented as if the operation had been discontinued since the beginning of the comparative period.

          Any non-controlling interest relating to disposal group will be presented in the stockholders equity not being reclassified as a held for sale.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

15.    Investments in associates and joint ventures

          The material non-consolidated entities for the Group are as follows:

	Location	Principal activity	% ownership	% Voting capital	% Other investors
Joint ventures
Aliança Geração de Energia S.A. (i)	Brazil	Energy	55.0%	55.0%	45.0%
Companhia Coreano-Brasileira de Pelotização	Brazil	Pellets	50.0%	50.0%	50.0%
Companhia Hispano-Brasileira de Pelotização (i)	Brazil	Pellets	50.9%	51.0%	49.1%
Companhia Ítalo-Brasileira de Pelotização (i)	Brazil	Pellets	50.9%	51.0%	49.1%
Companhia Nipo-Brasileira de Pelotização (i)	Brazil	Pellets	51.0%	51.1%	49.0%
Companhia Siderúrgica do Pecém ("CSP")	Brazil	Steel	50.0%	50.0%	50.0%
MRS Logística S.A.	Brazil	Logistics	48.16%	46.75%	51.84%
Samarco Mineração S.A.	Brazil	Pellets	50.0%	50.0%	50.0%
Direct and indirect associates
Henan Longyu Energy Resources Co., Ltd.	China	Coal	25.0%	25.0%	75.0%
VLI S.A.	Brazil	Logistics	37.6%	37.6%	62.4%

          The associates and joint ventures are accounted for using the equity method.

(i)
Although the Company held majority of the voting capital, the entities are accounted under equity method due to shareholders' agreements where relevant decisions are shared with other parties.

a) Changes during the year

          Changes in investments in associates and joint ventures as follows:

	2016			2015
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Balance at January 1st,	1,323	1,617	2,940	2,059	2,074	4,133

Acquisitions	–	–	–	4	580	584
Additions	1	238	239	–	30	30
Capitalizations	–	–	–	249	–	249
Disposals	(7)	–	(7)	79	–	79
Translation adjustment	175	338	513	(558)	(653)	(1,211)
Equity results in income statement	69	240	309	(137)	(308)	(445)
Equity results from discontinued operations	3	–	3	6	–	6
Equity results in statement of comprehensive income	–	–	–	(6)	–	(6)
Dividends declared	(37)	(165)	(202)	(59)	(36)	(95)
Impairment (note 19)	–	–	–	(314)	(132)	(446)
Transfer to held for sale	(90)	–	(90)	–	–	–
Others	–	(9)	(9)		62	62

Balance at December 31,	1,437	2,259	3,696	1,323	1,617	2,940

          The investments by segments are presented in note 3(b).

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

15.    Investments in associates and joint ventures (Continued)

b) Acquisitions and divestiture

2016

          Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd ("CSA")—In April 2016, the Company sold 100% of its interest at CSA (26.87%) for a non-significant amount. The transaction resulted in US$75 loss on recycling the "Cumulative translation adjustments" recognized in the income statement as "Impairment and others results in associates and joint ventures".

          Minas da Serra Geral S.A. ("MSG")—In March 2016, the Company completed the purchase option on additional 50% participation at MSG which was owned by JFE Steel Corporation ("JFE") in the amount of US$17. Vale now holds 100% of MSG's shares.

2015

          Energy generation assets—In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. ("CEMIG GT") to incorporate two joint ventures, Aliança Norte Participações S.A. and Aliança Geração de Energia S.A and exchange of assets and shares. The transaction was completed in the first quarter of 2015, in which Vale received cash proceeds of US$97 and recognized a gain of US$18 as "Impairment and others results in associates and joint ventures" and a gain of US$193 as "Results on measurement or sales of non-current assets".

          Divestiture of Shandong Yankuang International Coking Co., Ltd. ("Yankuang")—The Company completed the sale of its participation in Yankuang, a producer of coking coal, methanol and other products. In this transaction, Vale recognized a gain of US$79 as "Impairment and others results in associates and joint ventures".

          The "Impairment and others results in associates and joint ventures" are as follows:

	Year ended December 31
	2016	2015	2014
Samarco provision (note 21)	(1,109)	–	–
Divestiture—Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd	(75)	–	–
Divestiture—Paragominas (i)	(36)	–	–
Divestiture—Shandong Yankuang International Coking Co., Ltd.	–	79	–
Energy generation assets	–	18	–
Divestiture—Vale Florestar Fundo de Investimento em Participações	–	–	(30)
Impairment of investments (note 19)	–	(446)	(31)

Total	(1,220)	(349)	(61)

(i)
Mineração Paragominas shares were sold in 2011 and an accounts receivable of US$149 were outstanding. In December, 2016, the Company received US$113 and a loss of US$36 was recognized.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

15.    Investments in associates and joint ventures (continued)

			Investments in associates and joint ventures			Equity results in the income statement			Dividends received
									Year ended December 31
						Year ended December 31
		% voting capital	December 31, 2016	December 31, 2015
Associates and joint ventures	% ownership				2016	2016	2015	2014	2015	2014
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	26	24	9	–	4	–	–	–

Companhia Coreano-Brasileira de Pelotização	50.00	50.00	68	62	17	25	30	26	19	16
Companhia Hispano-Brasileira de Pelotização	50.89	51.00	59	57	15	14	24	27	16	11
Companhia Ítalo-Brasileira de Pelotização	50.90	51.00	69	50	16	21	25	9	14	5
Companhia Nipo-Brasileira de Pelotização	51.00	51.11	108	104	29	46	66	41	30	48
MRS Logística S.A.	48.16	46.75	488	368	57	43	76	10	22	44
Samarco Mineração S.A. (i)	50.00	50.00	–	–	–	(167)	392	–	146	401
VLI S.A.	37.60	37.60	969	778	36	46	48	–	8	–
Zhuhai YPM Pellet Co.	25.00	25.00	21	23	–	–	–	–	–	–
Others			–	13	–	(2)	–	–	–	1

			1,808	1,479	179	26	665	113	255	526
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	285	306	(4)	(3)	32	–	28	28
Base metals
Korea Nickel Corp.	25.00	25.00	12	17	(1)	(3)	–	4	–	–
Teal Minerals Inc.	50.00	50.00	–	–	(3)	(129)	(35)	–	–	–

			12	17	(4)	(132)	(35)	4	–	–
Others
Aliança Geração de Energia S.A.	55.00	55.00	582	481	46	50	–	39	30	–
Aliança Norte Energia Participações S.A.	51.00	51.00	148	81	(6)	1	–	–	–	–
California Steel Industries, Inc.	50.00	50.00	185	157	33	(27)	12	4	–	6
Companhia Siderúrgica do Pecém	50.00	50.00	527	225	25	(307)	(44)	–	–	–
Mineração Rio Grande do Norte S.A.	40.00	40.00	129	93	48	40	7	32	3	8
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	–	–	–	–	–	(80)	(60)	–	–	–
Others			20	101	(8)	(13)	(76)	1	2	–

			1,591	1,138	138	(336)	(161)	76	35	14

Total			3,696	2,940	309	(445)	501	193	318	568

(i)
Note 21

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

15.    Investments in associates and joint ventures (Continued)

c) Summarized financial information

          The summarized financial information about relevant associates and joint-ventures are as follows:

	December 31, 2016
	Joint ventures				Associates
	Aliança Geração de Energia	CSP	Pelletizing(i)	MRS Logística	Henan Longyu	VLI S.A.
Current assets	115	743	392	324	903	389
Non-current assets	1,208	3,809	318	1,709	456	4,169

Total assets	1,323	4,552	710	2,033	1,359	4,558
Current liabilities	165	664	109	392	200	677
Non-current liabilities	100	2,835	3	877	19	1,304

Total liabilities	265	3,499	112	1,269	219	1,981

Stockholders' equity	1,058	1,053	598	764	1,140	2,577

Net income (loss)	84	49	152	90	(17)	95

	December 31, 2015
	Joint ventures				Associates
	Aliança Geração de Energia	CSP	Pelletizing(i)	MRS Logística	Henan Longyu	VLI S.A.
Current assets	65	265	350	324	883	503
Non-current assets	915	3,057	313	1,709	529	2,970

Total assets	980	3,322	663	2,033	1,412	3,473
Current liabilities	35	528	118	392	108	511
Non-current liabilities	71	2,344	9	877	80	893

Total liabilities	106	2,872	127	1,269	188	1,404

Stockholders' equity	874	450	536	764	1,224	2,069

Net income (loss)	91	(615)	208	90	(11)	121

(i)
Aggregate entity information: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, Companhia Nipo-Brasileira de Pelotização.

          Stand alone number may differ from number reported herein, since they may be adjusted, when necessary to Vale's accounting policies including eventual goodwill, provisional price adjustment, etc.

Accounting policy

          Joint arrangements investments—Joint arrangements are all entities over which the Group has shared control with one or more parties. Joint arrangement investments are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

15.    Investments in associates and joint ventures (Continued)

          The joint operations are recorded in the financial statements to represent the Group's contractual rights and obligations. Accordingly, any jointly held assets, liabilities, revenues and expenses are accounted for individually in the financial statements. The Company does not have material joint operations.

          Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated balance sheet. The Group's investment in joint ventures includes the goodwill identified in the acquisition, net of any accumulated impairment loss.

          The Group's interest in the profits or losses of its joint ventures is recognized in the income statement and participation in the changes in reserves is recognized in the Group's reserves. When the Group's interest in the losses of an associate or joint venture is equal to or greater than the carrying amount of the investment, including any other receivables, the Group does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

d) Commitments and guarantees

          The commitments and guarantees issued the affiliates and joint ventures are presented in note 32.

16.    Noncontrolling interest

a) Summarized financial information

          The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest are as follows:

	December 31, 2016
	MBR	PTVI	VNC	Compañia Mineradora Miski Mayo S.A.C.(i)	Others	Total
Current assets	583	576	462	107
Non-current assets	3,182	1,668	2,101	429

Total assets	3,765	2,244	2,563	536
Current liabilities	143	145	283	46
Non-current liabilities	198	261	1,073	99

Total liabilities	341	406	1,356	145
Stockholders' equity	3,424	1,838	1,207	391

Equity attributable to noncontrolling interests	1,406	741	40	235	(440)	1,982

Net income (loss)	400	2	(807)	3

Income (loss) attributable to noncontrolling interests	165	1	(40)	2	(134)	(6)

Dividends paid	653	–	–	47	–	–

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

16.    Noncontrolling interest (Continued)

	December 31, 2015
	MBR	PTVI	VNC	Compañia Mineradora Miski Mayo S.A.C.(i)	Others	Total
Current assets	743	567	248	137
Non-current assets	2,912	1,731	2,388	481

Total assets	3,655	2,298	2,636	618
Current liabilities	188	151	518	82
Non-current liabilities	155	309	2,715	101

Total liabilities	343	460	3,233	183
Stockholders' equity	3,312	1,838	(597)	435

Equity attributable to noncontrolling interests	1,360	741	55	261	(302)	2,115

Net income (loss)	250	36	(1,916)	16

Income (loss) attributable to noncontrolling interests	66	15	(373)	10	(209)	(491)

Dividends paid	116	–	–	67	–	–

	December 31, 2014
	MBR	PTVI	VNC	Compañia Mineradora Miski Mayo S.A.C.(i)	Others	Total
Net income (loss)	145	202	(982)	7

Income (loss) attributable to noncontrolling interests	3	82	(191)	4	(202)	(304)

Dividends paid	–	41	–	–	–	–

(i)
Discontinued operation

          Stand alone number may differ from number reported herein, since they may be adjusted, when necessary to Vale's accounting policies including eventual goodwill, provisional price adjustment, etc.

b) Acquisitions and divestments

2016

          There were no significant changes in equity interest in subsidiaries in 2016.

2015

          Sale of minority interest in Minerações Brasileiras Reunidas S.A.—In September 2015, the Company sold 36.4% of the total capital of subsidiary Minerações Brasileiras Reunidas S.A. ("MBR") to an affiliate of Banco Bradesco S.A. (related party) for US$1,089. After the sale, Vale holds 62.5% of the total capital. Vale has an option to repurchase the shares after an initial period.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

17.    Intangibles

          Changes in intangibles are as follows:

	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2014	3,760	2,213	297	550	6,820

Additions	–	549	–	128	677
Disposals	–	(20)	–	–	(20)
Amortization	–	(150)	(42)	(155)	(347)
Impairment (note 19)	(81)	–	–	–	(81)
Translation adjustment	(762)	(778)	(48)	(176)	(1,764)
Acquisition of subsidiary	39	–	–	–	39

Balance at December 31, 2015	2,956	1,814	207	347	5,324

Cost	2,956	2,588	464	1,025	7,033

Accumulated amortization	–	(774)	(257)	(678)	(1,709)

Balance at December 31, 2015	2,956	1,814	207	347	5,324

Additions	—	1,100	1	13	1,114
Disposals	—	(12)	—	—	(12)
Amortization	—	(248)	(2)	(153)	(403)
Impairment of discontinued operations (note 14)	(30)	—	—	—	(30)
Translation adjustment	188	570	9	61	828
Transfers	—	77	(68)	74	83
Effect of discontinued operations
Transfer to net assets held for sale	(33)	—	—	—	(33)

Balance at December 31, 2016	3,081	3,301	147	342	6,871

Cost	3,081	4,467	222	1,570	9,340
Accumulated amortization	—	(1,166)	(75)	(1,228)	(2,469)

Balance at December 31, 2016	3,081	3,301	147	342	6,871

          a) Goodwill—The goodwill arose from the acquisition of iron ore and nickel business.

          b) Concessions—The concessions refer to the agreements with governments for the exploration and the development of ports and railways. The Company holds railway concessions which are valid over a certain period of time. Those assets are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

          c) Right of use—Refers to the usufruct contract between the Company and noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares) and intangible assets identified in the business combination of Vale Canada Limited ("Vale Canada"). The amortization of the right of use will expire in 2037 and Vale Canada's intangible assets will end in September of 2046.

Accounting policy

          Intangibles are carried at the acquisition cost, net of amortization and impairment.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

17.    Intangibles (Continued)

          The estimated useful lives are as follows:

Useful life
Concessions	3 to 50 years
Right of use	22 to 31 years
Software	5 years

18.    Property, plant and equipment

          Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2014	1,069	11,654	10,813	9,287	14,929	10,954	19,416	78,122

Additions(i)	—	—	—	—	—	—	9,499	9,499
Disposals	(3)	(8)	(41)	(81)	(152)	(1,554)	(22)	(1,861)
Assets retirement obligations	—	—	—	—	(334)	—	—	(334)
Depreciation, amortization and depletion	—	(547)	(713)	(1,066)	(864)	(766)	—	(3,956)
Transfers to non-current assets held for sale	—	—	—	—	(127)	—	—	(127)
Impairment (note 19)	(13)	(1,828)	(838)	(1,100)	(801)	(1,985)	(1,766)	(8,331)
Impairment of discontinued operations (note 14)	—	—	—	—	(181)	6	18	(157)
Translation adjustment	(292)	(3,383)	(3,182)	(1,846)	(2,404)	(2,439)	(5,327)	(18,873)
Transfers	5	3,213	2,253	2,112	238	2,871	(10,692)	—
Acquisition of subsidiary	—	—	—	1	—	119	—	120

Balance at December 31, 2015	766	9,101	8,292	7,307	10,304	7,206	11,126	54,102

Cost	766	13,707	13,152	12,230	17,054	10,617	11,126	78,652
Accumulated depreciation	—	(4,606)	(4,860)	(4,923)	(6,750)	(3,411)	—	(24,550)

Balance at December 31, 2015	766	9,101	8,292	7,307	10,304	7,206	11,126	54,102

Additions(i)	—	—	—	—	—	—	5,240	5,240
Disposals	(1)	(8)	(9)	(19)	(125)	(384)	(20)	(566)
Assets retirement obligation	—	—	—	—	311	—	—	311
Depreciation, amortization and depletion	—	(517)	(705)	(906)	(795)	(631)	—	(3,554)
Transfers to non-current assets held for sale	—	—	—	—	—	(497)	—	(497)
Impairment (note 19)	(1)	(448)	(175)	(110)	(165)	(88)	70	(917)
Impairment of discontinued operations (note 14)	(53)	—	(65)	—	(1,590)	—	—	(1,708)
Translation adjustment	111	702	960	639	748	861	1,731	5,752
Transfers	26	2,177	1,253	978	230	1,110	(5,857)	(83)
Effect of discontinued operations
Transfer to net assets held for sale	(124)	(333)	(80)	(1,095)	(538)	(62)	(429)	(2,661)

Balance at December 31, 2016	724	10,674	9,471	6,794	8,380	7,515	11,861	55,419

Cost	724	16,678	15,664	11,953	16,066	11,319	11,861	84,265
Accumulated depreciation	—	(6,004)	(6,193)	(5,159)	(7,686)	(3,804)	—	(28,846)

Balance at December 31, 2016	724	10,674	9,471	6,794	8,380	7,515	11,861	55,419

(i)
Includes capitalized borrowing costs, see cash flow.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

18.    Property, plant and equipment (Continued)

          The net book value of property, plant and equipment pledged to secure judicial claims on December 31, 2016 and 2015 were US$35 and US$44, respectively.

Accounting policy

          Property, plant and equipment are evaluated at the cost of acquisition or construction, net of amortization and impairment.

          Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mine site and plant, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures occurred during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

          The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

          Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

          The estimated useful lives are as follows:

Useful life
Buildings	15 to 50 years
Facilities	3 to 50 years
Equipment	3 to 40 years
Others:
Locomotives	12 to 25 years
Wagon	30 to 44 years
Railway equipment	5 to 33 years
Ships	20 years
Others	2 to 50 years

          The residual values and useful lives of assets are reviewed at the end of each fiscal year and adjusted if necessary.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

18.    Property, plant and equipment (Continued)

a) Mineral reserves

Critical accounting estimates and judgments

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

          The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

b) Expenditures and stripping costs

          (i) Exploration and evaluation expenditures—Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

          (ii) Expenditures on feasibility studies, new technologies and others research—The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

          (iii) Maintenance costs—Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

          (iv) Stripping Costs—The cost associated with the removal of overburden and other waste materials ("stripping costs") incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

          Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposits. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits.

          Stripping costs are measured at fixed and variable costs directly and indirectly attributable to its removal and, when applicable, net of any impairment losses measured in the same basis adopted for the cash generating unit of which it belongs.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

19.    Impairment and onerous contracts

          The impairment losses (reversals) recognized in the year are presented below:

		Book value (after impairment) as of December 31, 2016	Income statement
			Impairment (reversals)
	Assets or cash-generating unit
Segments by class of assets			2016	2015	2014
Property, plant and equipment and intangible
Iron ore	North system	160	(160)	55	–
Coal	Australia	43	27	635	343
Base metals—nickel	Newfoundland (VNL)	1,915	631	3,460	–
Base metals—nickel	Nouvelle Caledonie (VNC)	3,368	284	1,462	238
Base metals—nickel	Onça Puma	2,076	–	(252)	(1,617)
Coal	Mozambique	1,771	–	2,403	–
Iron ore	Midwest system	–	–	522	–
Iron ore	Simandou Project	–	–	–	1,135
Several segments	Other assets	–	135	127	–

Impairment of non-current assets			917	8,412	99

Onerous contracts			257	357	–

Impairment of non-current assets and onerous contracts			1,174	8,769	99

Investments in associates and joint ventures
Iron ore	Samarco Mineração S.A.	–	–	132	–
Base metals—Copper	Teal Minerals Inc.	–	–	314	–
Others	Vale Soluções em Energia S.A.	–	–	–	31

Impairment of investments in associates and joint ventures			–	446	31

a) Impairment of non-financial assets

          The assets, where a trigger of impairment was identified, were tested using fair value less costs of disposal ("FVLCS") model, except for the pelletizing plant that the value in use ("VIU") model was applied. The FVLCS for each Cash Generating Units ("CGU") was assessed considering "Level 3" fair value measurements, as it is derived from valuation techniques that includes inputs that are not based on observable market data.

          These cash flows were discounted using a post-tax discount rate ranging from 6% to 10%. The discount rate was based on the weighted average cost of capital ("WACC") that reflected the risks specific to the CGU.

          Iron ore and pellets—During 2016, based on new market circumstances, the Company decided to resume Norte´s system pelletizing plant, based on the studies carried out by management that demonstrates its economic feasibility. Accordingly, the Company reversed the full impairments of US$160 recorded in 2013 and 2015.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

19.    Impairment and onerous contracts (Continued)

          Of the total goodwill (note 17), US$1,246 is allocated to the group of ferrous mineral CGUs. The impairment analyses based on FVLCS model indicated that CGUs recoverable amount exceeds its carrying value; therefore, no impairment was recognized in the financial statements.

          In 2015, the Company recognized an impairment loss of US$522 due to lack of competitiveness in the Midwest system as a consequence of a complex logistic system associated with a consistent decline in iron ore prices. Accordingly, long-lived assets were fully impaired.

          In 2014, for the Simandou project, Vale recognized an impairment of US$1,135 related to the revocation of Vale's former 51%-owned subsidiary VBG-Vale BSGR Limited ("VBG") mining concessions in Guinea. During the first quarter of 2015, the investment was sold.

          Coal—The Coal assets in Australia were impacted mainly by the revision of the future mining plans, which resulted in an impairment loss of US$27 in 2016 (US$635 in 2015). The impairment of US$343 registered in 2014 relates to Integra and Isaac Plans operations which were sold during the fourth quarter of 2015.

          In relation to the coal assets in Mozambique, Vale recognized an impairment loss of US$2,403 in 2015 due to the reduction in estimated future coal prices combined with the increase of logistics costs, which decreased the estimated net recoverable amount of these assets. During 2016, no trigger event was identified for the purpose of impairment reassessing or any additional event or circumstance has changed that would indicate that the impairment recognized in 2015 is no longer applicable.

          Nickel—The decrease in long term nickel price projections, that significantly reduced the recoverable values of the VNL and VNC CGUs, combined with significant capital investments in new processing facilities in recent years, resulted in an impairment loss in the amount of US$631 and US$284 (US$3,460 and US$1,462) in 2016 and 2015 year end, respectively.

          The assumption of nickel prices used in the FVLCS calculation for the nickel CGUs is in a range (US$ per ton) from 10,500 to 20,000 (13,000 to 20,000 in 2015). Cash flows used are designed based on the life of each UGC and considering a discount rate ranging from 6% to 8% per year.

          Of the total goodwill (note 17), US$1,835 is allocated to the group of nickel CGUs. The impairment analyses based on FVLCS model demonstrates that nickel CGUs recoverable amount exceeds its carrying value; therefore no impairment was recognized in the financial statements.

          In 2014, the Company identified that the indicators which caused an impairment to be recognized in previous years for Onça Puma were no longer applicable. This was mainly due to Onça Puma's production resuming to normal capacity after the furnace problems in 2012. The total impairment registered in 2012 was reversed in 2014 and 2015.

b) Onerous contract

          The provision recognized in 2016, US$183 is related to the contracts with minimum guaranteed volume for port structure in the Midwest system and US$74 for supply of manganese ore.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

19.    Impairment and onerous contracts (Continued)

          In 2015, the Company recognized a provision related to the fluvial transportation contract with minimal guarantee volume in the amount of US$357 also in the Midwest system.

c) Impairment of investments in associates and joint ventures

          In 2015, the Company recognized an impairment of US$132 in its investment in Samarco (note 21) and US$314 in Teal Minerals Inc. ("Teal"). Teal recognized an impairment of property, plant and equipment due to the revision of future mining plans and the decrease of the copper price.

Accounting policy

          Impairment of non-Financial assets—Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal ("FVLCS") and value in use ("VIU").

          FVLCS is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Group's continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCS calculation.

          The future cash flows are based on the current life-of-mine plan or long-term production plan for the cash-generating unit.

          Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment.

          For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units (CGUs)). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

          Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

          Onerous Contracts—For onerous contracts, provision is recognized for the present value of certain long-term contracts where the unavoidable cost of meeting the Company's obligations exceed the economic benefits to be receive under it.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

19.    Impairment and onerous contracts (Continued)

Critical accounting estimates and judgments

          The Company determines its cash flows based on the budgets approved by management, which require the use of the following key assumptions: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit. These assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will change these projections, which may impact the recoverable amount of the assets.

20.    Loans, borrowings and cash and cash equivalents

a) Net debt

          The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term, being able to generate value to its stockholders, through the payment of dividends and capital gain.

	December 31, 2016	December 31, 2015
Debt contracts in the international markets	21,130	21,671
Debt contracts in Brazil	8,192	7,182

Total of loans and borrowings	29,322	28,853

(-) cash and cash equivalents	4,262	3,591

Net debt	25,060	25,262

b) Cash and cash equivalents

          Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$961 denominated in R$, indexed to the Brazilian Interbank Interest rate ("DI Rate"or"CDI"), US$2,899 denominated in US$, mainly time deposits and US$402 denominated in other currencies.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

20.    Loans, borrowings and cash and cash equivalents (Continued)

c) Loans and borrowings

(i) Total debt

	Current liabilities		Non-current liabilities
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Debt contracts in the international markets
Floating rates in:
US$	234	241	5,489	5,174
EUR	–	–	211	–
Fixed rates in:
US$	–	1,191	13,083	12,923
EUR	–	–	1,583	1,633
Other currencies	17	14	209	169
Accrued charges	304	326	–	–

	555	1,772	20,575	19,899

Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	402	212	5,621	4,709
Basket of currencies and US$ indexed to LIBOR	343	290	1,217	1,342
Fixed rates in:
R$	66	63	216	268
Accrued charges	294	169	33	129

	1,105	734	7,087	6,448

	1,660	2,506	27,662	26,347

          The future flows of debt payments principal, per nature of funding and interest are as follows:

	Principal
	Bank loans	Capital markets	Development agencies	Total	Estimated future interests payments(i)
2017	59	–	1,002	1,061	1,583
2018	1,861	791	1,172	3,824	1,369
2019	1,088	1,000	1,361	3,449	1,211
2020	1,593	1,338	926	3,857	1,010
2021	622	1,342	912	2,876	844
Between 2022 and 2025	1,313	3,292	1,212	5,817	2,299
2026 onwards	81	7,490	236	7,807	5,319

	6,617	15,253	6,821	28,691	13,635

(i)
Estimated future payments of interest, calculated based on interest rate curves and foreign exchange rates applicable as at December 31, 2016 and considering that all amortization payments and payments at maturity on loans and borrowings will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

20.    Loans, borrowings and cash and cash equivalents (Continued)

          At December 31, 2016, the average annual interest rates by currency are as follows:

	Average interest rate(i)	Total debt
Loans and borrowings
Floating rates in:
US$	4.92%	20,615
R$(ii)	10.94%	6,624
EUR (iii)	3.82%	1,857
Other currencies	3.35%	226

		29,322

(i)
In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at December 31, 2016.
(ii)
R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of US$4,668, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.42% per year in US$.
(iii)
Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.33% per year in US$.
ii)
Credit and financing lines

					Available amount
Type	Contractual currency	Date of agreement	Period of the agreement	Total amount	December 31, 2016
Credit lines
Revolving credit facilities	US$	May 2015	5 years	3,000	3,000
Revolving credit facilities	US$	July 2013	5 years	2,000	2,000
Financing lines
BNDES(i)	R$	April 2008	10 years	2,249	88
BNDES—CLN 150	R$	September 2012	10 years	1,196	6
BNDES—S11D e S11D Logística	R$	May 2014	10 years	1,899	629

(i)
Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment. This credit line supported or supports the pelletizing plant VIII, Onça Puma, Salobo I and II and capital expenditure of Itabira projects.

          Liquidity risk—To mitigate such risk, Vale has a revolving credit facilities to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. The revolving credit facilities available today were acquired from a syndicate of several global commercial banks.

iii) Funding

          In January 2016, the Company drew down part of its revolving credit facilities which were fully amortized in November 2016. There was no outstanding debt on this lines at December 31, 2016.

          In June and August 2016, the Company issued through its wholly owned subsidiary Vale Overseas Limited the guaranteed notes due 2021 and 2026 totaling US$2,250. These notes bear a coupon of 5.875% and 6.250% per year, respectively, payable semi-annually, and were sold at a price of 100.000% of the principal amount.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

20.    Loans, borrowings and cash and cash equivalents (Continued)

          In February 2017 (subsequent event), the Company issued through Vale Overseas Limited guaranteed notes due August 2026 totaling US$1,000. The notes bears 6.250% coupon per year, payable semi-annually, and were sold at a price of 107.793% of the principal amount. The notes will be consolidated with, and form a single series with, Vale Overseas's US$1,000 6.250% notes due 2026 issued on August, 2016, mentioned above. Vale intends to apply the net proceeds from the offering on the earlier redemption of Vale's €750 million notes (due in March 2018), which is expected to occur during March 2017.

iv) Guarantees

          As at December 31, 2016 and 2015, loans and borrowings are secured by property, plant and equipment and receivables in the amount of US$472 and US$495, respectively.

          The securities issued through Vale's 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

v) Covenants

          Some of the Company's debt agreements with lenders contain financial covenants. The main covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at December 31, 2016 and 2015.

Accounting policy

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

          Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. The average capitalization rate is 37%. Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Liabilities related to associates and joint ventures

          Refers to the provision to comply with the obligations under the agreement related to the dam failure of Samarco Mineração S.A. ("Samarco"), which is a Brazilian joint venture between Vale S.A. and BHP Billiton Brasil Ltda. ("BHPB"), as follows:

a) Framework agreement

          Samarco and its shareholders, Vale S.A. and BHPB, entered into an Agreement ("Framework Agreement") in connection with the US$6.2 billion (R$20.2 billion) lawsuit on March 2, 2016 with the Brazilian federal government, the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais) and other governmental authorities in order to implement the programs for remediation and compensation of the areas and communities affected by Samarco's dam (Fundão) failure.

          The Framework Agreement does not contemplate admission of civil, criminal or administrative liability for the Fundão dam failure.

          The Framework Agreement has a 15-year term, renewable for successive one-year periods until all the obligations under the Framework Agreement have been performed.

          Under the Framework Agreement, Samarco, Vale S.A. and BHPB have agreed to establish a foundation to develop and implement social and economic remediation and compensation, to be funded by Samarco as follows: US$614 (R$2.0 billion) in 2016, US$368 (R$1.2 billion) in 2017 and US$368 (R$1.2 billion) in 2018. From 2019 to 2021, annual contributions to the foundation will range from US$245 (R$800) to US$491 (R$1.6 billion) based on the projects approved for the relevant year. From 2022 onwards, the annual contributions will be determined on the basis of the amount of funding necessary to complete remaining programs approved for each relevant year. The foundation will allocate an annual amount of US$74 (R$240) over 15 years to the implementation of compensation programs, and these annual amounts are included in the annual contributions described above for the first six years. Through the end of 2018, Samarco is expected to provide US$153 (R$500) for sewage collection and treatment and solid waste disposal under the terms of the Framework Agreement.

          To the extent that Samarco does not meet its funding obligations to the foundation, each of Vale S.A. and BHPB will provide, under the terms of the Framework Agreement, funds to the Foundation in proportion to its 50% equity interest in Samarco.

          On June 24, 2016, the Renova Foundation ("Foundation") was constituted, under the Framework Agreement, to develop and implement the socio-economic restoration and compensation programs. The Foundation began its operations in August of 2016.

          As the consequence of the dam failure, governmental authorities ordered the suspension of Samarco's operations.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Liabilities related to associates and joint ventures (Continued)

b) Estimates used for the provision

          Samarco initially expected to resume its operations in the last quarter of 2016. Based on this assumption, Samarco´s cash flow projections indicated that it would be able to generate all or a substantial part of the funding required under the Framework Agreement. This assumption was supported by studies of appropriate technical solutions for the resumption of operations, as well as the progress of the work on the remaining dam structures after the failure and the implementation of the socio-economic and socio-environmental programs contemplated in the Framework Agreement.

          In light of the stage of procedures necessary to resume operations and the uncertainties related to the licensing approval by governmental authorities during 2016, Samarco revised its assumption and concluded that was unable to make a reliable estimate of how and when its operations will resume.

          Due to the above, as well as additional uncertainties regarding Samarco's cash flow, Vale S.A. recognized a provision on its interim financial statements as of June 30, 2016, for estimated costs in the amount of US$1,732 (R$5,560) which was discounted at a risk-free rate, resulting in US$1,163 (R$3,733) provision, which represents Vale S.A.'s best estimate of the obligation to comply with the reparation and compensation programs under the Framework Agreement, equivalent to its 50% equity interest in Samarco.

          In August 2016, Samarco issued non-convertible private debentures which were subscribed equally by Vale S.A. and BHPB, and the resources contributed by Vale S.A. were allocated as follows: (i) US$68 (R$222) was used by Samarco in the reparation programs in accordance with the Framework Agreement, and therefore, applied against the provision of US$1,163 (R$3,733) mentioned above; and (ii) US$71 (R$234) was applied by Samarco's to fund its working capital, and recognized in Vale's income statement as "Impairment and other results in associates and joint ventures". Vale S.A. intends to make available short-term facilities in the first half of 2017 of up to US$115 (R$375) to Samarco to support its operations, without undertaking an obligation to Samarco. Funds for working capital requirements will be released as needed by the shareholders subject to achieving certain milestones.

          As a result of constituting the Foundation, most of the reparation and compensation programs were transferred from Samarco. Therefore, Vale S.A. made contributions to the Foundation totaling US$71 (R$ 239) to be used in the programs in accordance with the Framework Agreement.

          As a result of the above mentioned, the movements of the provision during the year are as follows:

2016
Balance on January 1,	–
Provision recognized	1,163
Payments made	(139)
Discount rate accretion	72
Translation adjustment	(19)

Balance on December 31,	1,077

Current liabilities	292
Non-current liabilities	785

Liabilities	1,077

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Liabilities related to associates and joint ventures (Continued)

          At each reporting period, Vale S.A. will reassess the key assumptions used by Samarco in the preparation of the projected future cash flows and will adjust the provision, if required.

c) Relevant information of Samarco

          Samarco is a Brazilian entity jointly controlled by Vale S.A. and BHPB, in which each shareholder has a 50% ownership interest.

          Samarco operates an integrated enterprise consisting of mining, beneficiation and concentration of low-grade iron ore in the municipality of Mariana, in the State of Minas Gerais, as well as the hauling of such concentrated ore through ore pipelines connecting the its two operating plants located in Minas Gerais and Espírito Santo.

          On November 5, 2015, Samarco experienced the failure of an iron ore tailings dam ("Fundão") in the state of Minas Gerais, which affected communities and ecosystems, including the Rio Doce river. Following the dam failure, the state government of Minas Gerais ordered the suspension of Samarco's operations.

          The summarized financial information about Samarco are as follows:

December 31, 2016
Current assets	165
Non-current assets	6,510

Total assets	6,675
Current liabilities	4,853
Non-current liabilities	3,015

Total liabilities	7,868
Stockholders' equity	(1,193)
Loss	(769)

          Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. As a result, Vale's investment in Samarco was reduced to zero.

          Since the initial date of the accident, Samarco and its shareholders disbursed the total amount of US$614 (R$2.0 billion) to comply with the obligations under the Framework Agreement.

d) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others

          The federal government, the two Brazilian states affected by the failure (Espirito Santo and Minas Gerais) and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, Vale S.A. and BHPB, with an estimated value indicated by the plaintiffs of US$6.2 billion (R$20.2 billion).

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Liabilities related to associates and joint ventures (Continued)

          On May 5, 2016, the Framework Agreement, which was signed on March 2, 2016, was ratified by the Federal Regional Court ("TRF"), 1st Region. In June 2016 the Superior Court of Justice ("STJ") in Brazil issued an interim order, suspending the decision of TRF, which ratified the Framework Agreement until the final judgments of the claim.

          On August 17, 2016, the TRF of the 1st Region rejected the appeal presented by Samarco, Vale S.A. and BHPB against the interim order, and overruled the judicial decision that ratified the Framework Agreement. This decision of the TRF of the 1st Region, among other measures, confirmed a prior injunction that prohibited the defendants from transferring or conveying any of their interest in its Brazilian iron ore concessions, without, however, limiting their production and commercial activities and ordered a deposit with the court of US$368 (R$1.2 billion) by January 2017. This US$368 (R$1.2 billion) cash deposit was provisionally replaced by the guarantees provided for under the agreements with MPF, as described below.

          In January 2017 Samarco, Vale S.A. and BHPB entered into two preliminary agreements with the Federal Prosecutor's Office in Brazil (MPF).

          The first agreement ("First Agreement") aims to outline the process and timeline for negotiations of a Final Agreement ("Final Agreement"), expected to occur by June 30th, 2017. This First Agreement sets the ground for conciliation of two public civil actions which aim to establish socio-economic and socio-environmental remediation and compensation programs for the impacts of the Fundão dam failure, respectively: claim nº 023863-07.2016.4.01.3800, filed by the Federal Prosecutors (amounting to US$48 billion (R$155 billion)), as mentioned in item (ii) below, and claim nº 0069758-61.2015.4.01.3400, filed by the Federal Government, the states of Minas Gerais and Espírito Santo and other governmental authorities (amounting to US$6.2 billion (R$ 20.2 billion)). Both claims were filed with the 12th Judicial Federal Court of Belo Horizonte.

          The First Agreement provides for: (i) the appointment of experts selected by the Federal Prosecutors and paid for by the companies to conduct a diagnosis and follow the progress of the 41 programs under the Framework Agreement signed on March 2nd, 2016 by the companies and the Federal Government and the states of Minas Gerais and Espírito Santo and other governmental authorities and (ii) holding at least eleven public hearings by April 15th, 2017, five of which are to be held in Minas Gerais, three in Espírito Santo and the remainder in the indigenous territories of the Krenak, Comboios and Caieiras Velhas, in order to allow these communities to take part in the definition of the content of the Final Agreement.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Liabilities related to associates and joint ventures (Continued)

          Under the First Agreement, Samarco, Vale S.A. and BHPB will provide the 12th Judicial Federal Court of Belo Horizonte with a guarantee for fulfillment of the obligations regarding the financing and payment of the socio-environmental and socio-economic remediation programs resulting from the Fundão dam failure, pursuant to the two public civil actions, until the signing of the Final Agreement, amounting to US$675 (R$2.2 billion), of which (i) US$31 (R$100) in financial investments; ii) US$399 (R$1.3 billion) in insurance bonds; and (iii) US$245 (R$800) in assets of Samarco. The guarantee will remain in place until the completion of the negotiations for the Final Agreement or until June 30th, 2017, whichever comes first. In order to implement the First Agreement, it has been requested that the 12th Judicial Federal Court of Belo Horizonte accept such guarantees until the completion of the negotiations and the signing of the Final Agreement, or until the parties reach a new agreement regarding the guarantees. If, by June 30th, the negotiations have not been completed, the Federal Prosecutor's Office may require that the 12th Judicial Federal Court of Belo Horizonte re-institute the order for the deposit of US$368 (R$1.2 billion) in relation to the US$6.2 billion (R$20.2 billion) public civil action, which is currently suspended.

          In addition, the Second Agreement (Second Agreement) was signed, which establishes a timetable to make funds available to remediate the social, economic and environmental damages caused by the Fundão dam failure in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, amounting to US$61 (R$200).

          The terms of the two Agreements are subject to ratification by the courts.

(ii) Public civil action filed by Federal Prosecution Office

          On May 3, 2016, the Federal Prosecution Office (MPF) filed a public civil action against Samarco and its shareholders and presented several demands, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the Fundão dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The initial action value claimed by the Federal Prosecution Office (MPF) is US$48 billion (R$155 billion). The first conciliatory hearing was held on September 13, 2016. On November 21, 2016, the court ordered that the defendants be served, and the defendants submitted their defense. Given the negotiations of a potential settlement, the parties jointly requested the suspension of the proceeding, in accordance with the First Agreement.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

21.    Liabilities related to associates and joint ventures (Continued)

(iii) U.S. Securities class action suits

          On May 2, 2016, Vale S.A. and certain of its officers were named as defendants in securities class action suits in the Federal Court in New York brought by holders of Vale's American Depositary Receipts under U.S. federal securities laws. The lawsuits allege that Vale S.A. made false and misleading statements or omitted to make disclosures concerning the risks and dangers of the operations of Samarco's Fundão dam and the adequacy of related programs and procedures. The plaintiffs have not specified an amount of alleged damages in these actions. Vale S.A. intends to vigorously and fully defend itself against the allegations. The litigation is at an early stage. On March 7, 2016, the judge overseeing the securities class actions issued an order consolidating these actions and designating lead plaintiffs and counsel. On April 29, 2016, lead plaintiffs filed a Consolidated Amended Complaint that will serve as the operative complaint in the litigation. In July 2016, Vale S.A. and the individual defendants filed a motion to dismiss the Amended Complaint. In August 2016, the plaintiffs submitted their opposition to the motion to dismiss, to which the defendants replied in September 2016. The decision on the motion to dismiss remains pending.

(iv) Criminal lawsuit

          On October 20, 2016, the MPF brought a criminal lawsuit in the Brazilian Federal Justice Court against Vale S.A., BHPB, Samarco, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for alleged crimes against the environment, urban planning and cultural heritage, flooding, landslide, as well as for alleged crimes against the victims of the Fundão dam failure.

          On November 16, 2016, the judge received the Federal Prosecutors Office criminal lawsuit and determined the summons of all defendants, granting 30 days each to file their defenses, to count from the day they receive the summon. Vale has already been served and its deadline to present its defense is March 3, 2017.

(v) Other lawsuits

          In addition, Samarco and its shareholders were named as a defendant in several other lawsuits brought by individuals, corporations and governmental entities seeking personal and property damages.

          These lawsuits and petitions are at early stages, so it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time. No contingent liability has been quantified and no provision was recognized for lawsuits related to Samarco´s dam failure.

Critical accounting estimates and judgments

          The provision requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as result of further technical analysis, (ii) resolution of uncertainty in respect of the resume the Samarco´s operation; (iii) updates in the discount rate; and (iv) resolution of existing and potential legal claims. As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

22.    Risk management

          Vale considers that an effective risk management is key to support the achievement of the company objectives and to ensure the financial strength and flexibility of the company and the business continuity.

          Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to, considering not only the risks generated by variables traded in financial markets (market risk) and those arising from liquidity risk, but also the risk from counterparties obligations (credit risk) and those relating to inadequate or failed internal processes, people, systems or external events (operational risk), among others.

a) Risk management policy

          The Board of Directors established a corporate risk management policy defining principles and guidelines applicable to this process in the company and the corresponding governance structure.

          This policy determines that corporate risks should be measured and monitored, regularly, in an integrated manner, in order to ensure that the company overall risk level remains aligned with its strategic guidelines.

          The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk management decisions, issuing opinions and recommendations. It is also responsible for the supervision and revision of the principles and instruments of corporate risk management.

          The Executive Board is responsible for the approval of the policy deployment into norms, rules and responsibilities and for reporting to the Board of Directors about such procedures.

          The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities.

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

          See note 20 "Loans, borrowing and cash and cash equivalents" for details on the Group's liquidity risk.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

22.    Risk management (Continued)

c) Credit risk management

          Vale's exposure to credit risk arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. Our credit risk management process provides a framework for assessing and managing counterparties' credit risk and for maintaining our risk at an acceptable level.

(i) Commercial credit risk management

          See note 10 "Accounts receivables" for details on commercial credit risk.

(ii) Treasury credit risk management

          To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom we have credit exposure.

          Furthermore, we control the portfolio diversification and monitor different indicators of solvency and liquidity of the different counterparties that were approved for trading.

d) Market risk management

          Vale is exposed to the behavior of several market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process regarding the risk management strategy, that may incorporate financial instruments, including derivatives.

          The portfolio of these financial instruments is monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow.

          Considering the nature of Vale's business and operations, the main market risk factors which the Company is exposed to are:

  •
  Foreign exchange and interest rates;

  •
  Product prices and input costs.

e) Foreign exchange and interest rate risk

          The company's cash flow is subjected to volatility of several currencies, as its product are predominantly priced in US dollar, while most of the costs, disbursements and investments are denominated in other currencies, mainly Brazilian real and Canadian dollar.

          In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments may be used as a risk mitigation strategy.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

22.    Risk management (Continued)

          Vale implements hedge transactions to protect its cash flow against the market risks that arises from its debt obligations—mainly currency volatility. The hedges cover most of the debts in Brazilian reais and euros. We use swap and forward transactions to convert debt linked to Brazilian real and Euros into US dollar, with volumes, flows and settlement dates similar to those of the debt instruments—or sometimes lower, subject to market liquidity conditions.

          Hedging instruments with shorter settlement dates are renegotiated through time so that their final maturity matches—or becomes closer—to the debts' final maturity. At each settlement date, the results of the swap and forward transactions partially offset the impact of the foreign exchange rate in Vale's obligations, contributing to stabilize the cash disbursements in US dollar.

          Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR (London Interbank Offer Rate) in US dollar. We take advantage of the potential correlation between commodity prices and U.S. dollar floating interest rates as a partial natural hedge for our cash flow.

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

22.    Risk management (Continued)

h) Capital management

          The Company's policy aims at establishing a capital structure that will ensure the continuity of your business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

i) Insurance

          Vale contracts several types of insurance policies, such as operational risk policy, engineering risks insurance (projects), civil responsibility, life insurance policy for their employees, among others. The coverage of these policies is similar to the ones used in general by the mining industry and is issued in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market. In general, the company's assets directly related with its operations are included in the coverage of insurance policies.

          Insurance management is performed with the support of existing insurance committees in the various operational areas of the Company. Among the management instruments, Vale uses captive reinsurance to balance the price on reinsurance contracts with the market, as well as, enable direct access to key international markets of insurance and reinsurance.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

23.    Financial instruments classification

          The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

	December 31, 2016			December 31, 2015
Financial assets	Loans and receivables or amortized cost	At fair value through net income	Total	Loans and receivables or amortized cost	At fair value through net income	Derivatives designated as hedge accounting	Total
Current
Cash and cash equivalents	4,262	–	4,262	3,591	–	–	3,591
Financial investments	18	–	18	28	–	–	28
Derivative financial instruments	–	274	274	–	121	–	121
Accounts receivable	3,663	–	3,663	1,476	–	–	1,476
Related parties	71	–	71	70	–	–	70

	8,014	274	8,288	5,165	121	–	5,286
Non-current
Derivative financial instruments	–	446	446	–	93	–	93
Loans	180	–	180	188	–	–	188
Related parties	2	–	2	1	–	–	1

	182	446	628	189	93	–	282

Total of financial assets	8,196	720	8,916	5,354	214	–	5,568

Financial liabilities
Current
Suppliers and contractors	3,630	–	3,630	3,365	–	–	3,365
Derivative financial instruments	–	414	414	–	2,023	53	2,076
Loans and borrowings	1,660	–	1,660	2,506	–	–	2,506
Related parties	672	–	672	475	–	–	475

	5,962	414	6,376	6,346	2,023	53	8,422
Non-current
Derivative financial instruments	–	1,225	1,225	–	1,570	–	1,570
Loans and borrowings	27,662	–	27,662	26,347	–	–	26,347
Related parties	127	–	127	213	–	–	213
Participative stockholders' debentures	–	775	775	–	342	–	342

	27,789	2,000	29,789	26,560	1,912	–	28,472

Total of financial liabilities	33,751	2,414	36,165	32,906	3,935	53	36,894

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

23.    Financial instruments classification (Continued)

          The classification of financial assets and liabilities by currencies are as follows:

	December 31, 2016
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	961	2,899	45	25	56	276	4,262
Financial investments	1	17	–	–	–	–	18
Derivative financial instruments	104	170	–	–	–	–	274
Accounts receivable	337	3,310	–	–	1	15	3,663
Related parties	71	–	–	–	–	–	71

	1,474	6,396	45	25	57	291	8,288

Non-current
Derivative financial instruments	400	46	–	–	–	–	446
Loans	35	96	49	–	–	–	180
Related parties	2	–	–	–	–	–	2

	437	142	49	–	–	–	628

Total of assets	1,911	6,538	94	25	57	291	8,916

Financial liabilities
Current
Suppliers and contractors	1,897	948	612	7	96	70	3,630
Derivative financial instruments	317	97	–	–	–	–	414
Loans and borrowings	752	827	17	–	64	–	1,660
Related parties	319	353	–	–	–	–	672

	3,285	2,225	629	7	160	70	6,376

Non-current
Derivative financial instruments	1,052	173	–	–	–	–	1,225
Loans and borrowings	5,869	19,790	209	–	1,794	–	27,662
Related parties	127	–	–	–	–	–	127
Participative stockholders' debentures	775	–	–	–	–	–	775

	7,823	19,963	209	–	1,794	–	29,789

Total of liabilities	11,108	22,188	838	7	1,954	70	36,165

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

23.    Financial instruments classification (Continued)

	December 31, 2015
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	816	2,528	12	54	11	170	3,591
Financial investments	–	28	–	–	–	–	28
Derivative financial instruments	50	71	–	–	–	–	121
Accounts receivable	251	1,084	125	10	4	2	1,476
Related parties	70	–	–	–	–	–	70

	1,187	3,711	137	64	15	172	5,286

Non-current
Derivative financial instruments	75	18	–	–	–	–	93
Loans	27	103	58	–	–	–	188
Related parties	1	–	–	–	–	–	1

	103	121	58	–	–	–	282

Total of assets	1,290	3,832	195	64	15	172	5,568

Financial liabilities
Current
Suppliers and contractors	1,499	1,389	335	9	115	18	3,365
Derivative financial instruments	911	1,165	–	–	–	–	2,076
Loans and borrowings	434	1,992	15	–	65	–	2,506
Related parties	475	–	–	–	–	–	475

	3,319	4,546	350	9	180	18	8,422

Non-current
Derivative financial instruments	1,356	214	–	–	–	–	1,570
Loans and borrowings	5,107	19,439	165	3	1,633	–	26,347
Related parties	73	140	–	–	–	–	213
Participative stockholders' debentures	342	–	–	–	–	–	342

	6,878	19,793	165	3	1,633	–	28,472

Total of liabilities	10,197	24,339	515	12	1,813	18	36,894

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Fair value estimate

          Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability. The financial assets and liabilities recorded at fair value are classified and disclosed in accordance with the following levels:

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

a)
Assets and liabilities measured and recognized at fair value:

	December 31, 2016			December 31, 2015
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	405	315	720	214	–	214

Total	405	315	720	214	–	214

Financial liabilities
Derivative financial instruments	1,008	449	1,639	3,505	141	3,646
Participative stockholders' debentures	775	–	775	342	–	342

Total	1,783	449	2,414	3,847	141	3,988

Methods and techniques of evaluation

i) Derivative financial instruments

          Financial instruments are evaluated by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are detailed in the "market curves".

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

24.    Fair value estimate (Continued)

          In the case of swaps, both the present value of the assets and liability are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.

          For to the Long Term Interest Rate ("TJLP") swaps, the calculation of the fair value assumes that TJLP is constant, and the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

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

          The fair value for derivatives classified in level 3 are measured using discounted cash flows and option model valuation techniques with main unobservable inputs discount rates, stock prices and commodities prices.

ii)
Participative stockholders' debentures–Consist of the debentures issued during the privatization process (note 32(b)), which fair values are measured based on the market approach. Reference prices are available on the secondary market.

Critical accounting estimates and judgments

          The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year.

          An analysis of the impact if actual results are different from management's estimates is present on note 33 (sensibility analysis).

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

          The fair values and carrying amounts of non-current loans (net of interest) are as follows:

Financial liabilities	Balance	Fair value	Level 1	Level 2
December 31, 2016
Debt principal	28,691	27,375	13,874	13,501
December 31, 2015
Debt principal	28,229	26,233	12,297	13,936

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

25.    Derivative financial instruments

a) Derivatives effects on statement of financial position

	Assets
	December 31, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	132	1	69	–
IPCA swap	7	61	2	16
Pré-dolar swap	1	23	–	–

	140	85	71	16
Commodities price risk
Nickel	4	2	50	11
Bunker oil	130	–	–	–

	134	2	50	11
Others	–	359	–	66

	–	359	–	66

Total	274	446	121	93

	Liabilities
	December 31, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	293	638	799	1,131
IPCA swap	20	57	21	101
Eurobonds swap	7	45	146	29
Euro Forward	46	–	–	–
Pre dollar swap	5	32	93	72

	371	772	1,059	1,333
Commodities price risk
Nickel	5	2	40	10
Bunker oil	38	–	924	–

	43	2	964	10
Others	–	451	–	227

	–	451	–	227
Derivatives designated as cash flow hedge accounting
Bunker oil	–	–	50	–
Foreign exchange	–	–	3	–

	–	–	53	–

Total	414	1,225	2,076	1,570

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

25.    Derivative financial instruments (Continued)

b) Effects of derivatives on the income statement, cash flow and other comprehensive income

	Year ended December 31
	Gain (loss) recognized in the income statement			Financial settlement inflows(outflows)			Gain(loss) recognized in other comprehensive income
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	869	(1,172)	(437)	(513)	(330)	4	–	–	–
IPCA swap	78	(61)	(58)	(25)	7	–	–	–	–
Eurobonds swap	(19)	(130)	(160)	(142)	(13)	10	–	–	–
Euro forward	(46)	–	–	–	–	–	–	–	–
Pre dollar swap	77	(139)	(28)	(90)	(42)	7	–	–	–

	959	(1,502)	(683)	(770)	(378)	21	–	–	–
Commodities price risk
Nickel	(42)	(49)	9	(30)	(62)	12	–	–	–
Bunker oil	268	(742)	(533)	(799)	(270)	(90)	–	–	–

	226	(791)	(524)	(829)	(332)	(78)	–	–	–
Others	74	(142)	(5)	–	–	–	–	–	–
Derivatives designated as cash flow hedge accounting
Bunker oil	–	(439)	(81)	–	(450)	(81)	–	435	(423)
Foreign exchange	(3)	(42)	(41)	(3)	(42)	(41)	2	17	8

	(3)	(481)	(122)	(3)	(492)	(122)	2	452	(415)

Total	1,256	(2,916)	(1,334)	(1,602)	(1,202)	(179)	2	452	(415)

          During 2015, the Company implemented bunker oil purchase cash flows protection program and recognized as cost of goods sold and services rendered and financial expense the amounts of US$439 and US$2,477, respectively. In 2016, all derivatives impacts were charged to financial results.

          The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	July 2023
Bunker oil	December 2017
Nickel	December 2018
Others	December 2027

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

25.    Derivative financial instruments (Continued)

Accounting policy

          Derivatives transactions which are not qualified as hedge accounting are presented as economic hedge, as the Company uses derivative instruments to manage its financial risks as a way of hedging against these risks. Derivative financial instruments are recognized as assets or liabilities in the balance sheet and are measured at their fair values. Changes in the fair values of derivatives are recorded in income statement or in stockholders' equity when the transaction is eligible to be characterized as effective hedge accounting.

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

Additional information about derivatives financial instruments

In millions of United States dollars, except as otherwise stated

          The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

          There was no cash amount deposited as margin call regarding derivative positions on December 31, 2016. The derivative positions described in this document did not have initial costs associated.

          The following tables detail the derivatives positions for Vale and its controlled companies as of December 31, 2016, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

25.    Derivative financial instruments (Continued)

          The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company's cash flows, by matching its receivables–mainly linked to US$–with its payables.

									Financial Settlement Inflows (Outflows)
	Notional						Fair value			Value at Risk
											Fair value by year
	December 31, 2016		December 31, 2015				December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow					Index	Average rate					2017	2018	2019+
CDI vs. US$ fixed rate swap							(121)	(783)	(314)	39	48	(170)	–
Receivable	R$	6.289	R$	5.239	CDI	106,78%
Payable	US$	2.105	US$	2.288	Fix	3,78%
TJLP vs. US$ fixed rate swap							(622)	(1.015)	(197)	62	(207)	(102)	(313)
Receivable	R$	4.360	R$	5.484	TJLP +	1,32%
Payable	US$	2.030	US$	2.611	Fix	1,69%
TJLP vs. US$ floating rate swap							(55)	(63)	(2)	5	(3)	(5)	(47)
Receivable	R$	242	R$	267	TJLP +	0,86%
Payable	US$	140	US$	156	Libor +	–1,23%
R$ fixed rate vs. US$ fixed rate swap							(13)	(165)	(90)	23	(4)	13	(22)
Receivable	R$	1.031	R$	1.356	Fix	7,69%
Payable	US$	343	US$	528	Fix	–0,73%
IPCA vs. US$ fixed rate swap							(51)	(105)	1	11	7	5,7	(64)
Receivable	R$	1.000	R$	1.000	IPCA +	6,55%
Payable	US$	434	US$	434	Fix	3,98%
IPCA vs. CDI swap							42	2	(26)	0,4	(20)	(8)	70
Receivable	R$	1.350	R$	1.350	IPCA +	6,62%
Payable	R$	1.350	R$	1.350	CDI	98,58%

(ii) Protection program for EUR denominated debt instruments

          In order to reduce the cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$. And in those forwards only the principal amount of the debt is converted from EUR to US$.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

25.    Derivative financial instruments (Continued)

          The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to EUR/US$ exchange rate.

							Financial Settlement Inflows (Outflows)
	Notional				Fair value			Value at Risk	Fair value by year
	December 31, 2016	December 31, 2015			December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow			Index	Average rate					2017	2018	2019+
EUR fixed rate vs. US$ fixed rate swap					(52)	(175)	(142)	10	(7)	(6)	(39)
Receivable	€500	€1.000	Fix	3,75%
Payable	US$613	US$1.302	Fix	4,29%

							Financial Settlement Inflows (Outflows)
	Notional				Fair value			Value at Risk	Fair value by year
	December 31, 2016	December 31, 2015	Bought/ Sold	Average rate (USD/EUR)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow									2017
Forwards	€500	–	B	1,143	(46)	–	–	5,8	(46)

(iii) Foreign exchange hedging program for disbursements in CAD

          In order to reduce the cash flow volatility, forward transactions were implemented to mitigate the foreign exchange exposure that arises from the currency mismatch between revenues denominated in US$ and disbursements denominated in CAD.

          The forward transactions were negotiated over-the-counter and the protected item is part of the CAD denominated disbursements. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to CAD/US$ exchange rate. This program is classified under the hedge accounting requirements, and it was settled in the first quarter of 2016.

							Financial Settlement Inflows (Outflows)
	Notional				Fair value			Value at Risk	Fair value by year
	December 31, 2016	December 31, 2015	Bought/ Sold	Average rate (CAD/USD)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow									2017
Forwards	–	CAD 10	B	1,028	–	(3)	(3)	–	–

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

25.    Derivative financial instruments (Continued)

          The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale's costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to bunker oil prices changes.

							Financial Settlement Inflows (Outflows)
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2016	December 31, 2015	Bought/ Sold	Average rate (CAD/USD)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow									2017
Bunker Oil protection
Forwards	0	1.867.500	B	0	–	(577)	(536)	–	–
Call options	2.856.000	2.041.500	B	324	130	0	–	28	130
Put options	2.856.000	2.041.500	S	213	(14)	(297)	(185)	3	(14)

Total					116	(873)			116

          As at December 31, 2016 and 2015, excludes US$24 and US$101, respectively, of transactions in which the financial settlement occurs subsequently of the closing month.

(ii) Protection programs for base metals raw materials and products

          In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

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

							Financial Settlement Inflows (Outflows)
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2016	December 31, 2015	Bought/ Sold	Average strike (US$/ton)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow									2017	2018
Fixed price sales protection
Nickel forwards	11.615	16.917	B	10.156	(1)	(46)	(30)	4	(3)	3
Raw material purchase protection
Nickel forwards	134	118	S	10.823	0,11	0,10	(0,18)	0,04	0,11	–
Copper forwards	441	385	S	5.207	(0,14)	0,09	0,04	0,06	(0,14)	–

Total					(0,03)	0,19			(0,03)	–

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

25.    Derivative financial instruments (Continued)

c) Silver Wheaton Corp. warrants

          The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

							Financial Settlement Inflows (Outflows)
	Notional (quantity)				Fair value			Value at Risk	Fair value by year
	December 31, 2016	December 31, 2015	Bought/ Sold	Average strike (US$/share)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow									2023
Call options	10.000.000	10.000.000	B	44	44	7	–	5	44

d) Call options from debentures

          The company has debentures in which lenders have call options of a specified quantity of Ferrovia Norte Sul ordinary shares, later changed to VLI SA shares. The call option's strike price is given by the debentures' remaining notional in each exercise date.

							Financial Settlement Inflows (Outflows)
	Notional (quantity)				Fair value			Value at Risk	Fair value by year
	December 31, 2016	December 31, 2015	Bought/ Sold	Average strike (R$/share)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow									2027
Call options	140.239	140.239	S	8.419	(72)	(39)	–	5	(72)

(e) Options related to Minerações Brasileiras Reunidas S.A. ("MBR") shares

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

Financial settlement Inflows (Outflows)
	Notional (quantity, in millions)				Fair value			Value at Risk	Fair value by year
	December 3, 2016	December 31, 2015	Bought / Sold	Average strike (R$/share)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow									2017+
Options	2.139	2.139	B/S	1,8	120	15	–	11	120

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

25.    Derivative financial instruments (Continued)

f) Embedded derivatives in contracts

          The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

							Financial settlement Inflows (Outflows)
	Notional (ton)				Fair value			Value at Risk	Fair value by year
	December 31, 2016	December 31, 2015	Bought / Sold	Average strike (US$/ton)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow									2017
Nickel forwards	5.626	3.877	S	10.950	0,3	3,0			0,3
Copper forwards	3.684	5.939	S	5.249	1,5	2,0			1,5

Total					1,9	5,0	–	2,5	1,9

          The Company has also a natural gas purchase agreement in which there is a clause that defines that a premium can be charged if the Company's pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

							Financial settlement Inflows (Outflows)
	Notional (volume/month)				Fair value			Value at Risk	Fair value by year
	December 31, 2016	December 31, 2015	Bought / Sold	Average strike (US$/ton)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow									2017	2018+
Call options	746.667	746.667	S	179	(2,0)	–	–	1,3	(0,0)	(2,0)

          In August 2014 the Company sold part of its stake in VLI to an investment fund managed by Brookfield Asset Management ("Brookfield"). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield's investment. This clause is considered an embedded derivative, with payoff equivalent to that of a put option and estimated pricing based on our own model and assumptions.

							Financial settlement Inflows (Outflows)
	Notional (quantity)				Fair value			Value at Risk	Fair value by year
	December 31, 2016	December 31, 2015	Bought / Sold	Average strike (R$/share)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
Flow									2027
Put option	1.105.070.863	1.105.070.863	S	3,07	(182)	(141)	–	14	(182)

          For sensitivity analysis of derivative financial instruments, Financial counterparties' ratings and market curves please see note 33.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

26.    Provisions

	Current liabilities		Non-current liabilities
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Payroll and related charges (i)	725	375	–	–
Onerous contracts (note 19)	101	–	473	306
Environment Restoration	10	8	111	46
Asset retirement obligations (note 27)	47	89	2,472	2,385
Provisions for litigation (note 28)	–	–	839	822
Employee postretirement obligations (note 29)	69	68	1,853	1,750

Provisions	952	540	5,748	5,309

(i)
Includes profit sharing provision US$331 and US$42 for the year ended December 31, 2016 and 2015, respectively.

27.    Asset retirement obligations

          Refers to the costs for the closure of the mines and deactivation of the related mining assets. Changes in the provision of asset retirement obligations and long-term interest rates (per annum, used to discount these obligations to present value and to update the provisions) are as follows:

	December 31, 2016	December 31, 2015
Balance at beginning of the year	2,474	3,369

Interest expense	115	109
Settlements	(77)	(88)
Revisions on cash flows estimates	230	(135)
Translation adjustment	134	(781)
Effect of discontinued operations
Transfer to net assets held for sale	(357)	–

Balance at end of the year	2,519	2,474

Current	47	89
Non-current	2,472	2,385

	2,519	2,474

Long-term interest rates (per annum)
Brazil	5.73%	7.28%
Canada	0.55%	0.59%
Other regions	1.07% - 8.02%	1.12% - 5.91%

Accounting policy

          The provision refers to costs related to mine closure and reclamation, with the completion of mining activities and decommissioning of assets related to mine. When the provision is recognized, the corresponding cost is capitalized as part of property plant and equipment and is depreciated on the same basis over the related asset and recorded in the income statement.

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

27.    Asset retirement obligations (Continued)

          The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Critical accounting estimates and judgments

          The Company applies judgment and assumptions when measuring its asset retirement obligation. The Company recognizes an obligation under the fair value for asset retirement obligations in the period in which they occur. The Company considers the accounting estimates related to closure costs of a mine as a critical accounting policy because they involve significant values for the provision and are estimated using several assumptions, such as interest rate, cost of closure useful life of the asset considering the current state of closure and the projected date of depletion of each mine. The estimates are reviewed annually.

28.    Litigation

a)
Provision for litigation

          Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company's legal consultants.

          Changes in provision for litigation are as follows:

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2014	366	118	706	92	1,282

Additions	178	55	159	–	392
Reversals	(199)	(41)	(137)	(4)	(381)
Payments	(50)	(40)	(65)	(59)	(214)
Indexation and interest	52	13	7	3	75
Translation adjustment	(79)	(38)	(223)	(12)	(352)
Additions and reversals of discontinued operations	1	12	7	–	20

Balance at December 31, 2015	269	79	454	20	822

Additions	23	96	243	2	364
Reversals	(37)	(63)	(122)	(5)	(227)
Payments	(53)	(59)	(103)	(5)	(220)
Indexation and interest	9	16	9	(3)	31
Translation adjustment	20	21	89	5	135
Effect of discontinued operations
Net movements of year	–	(1)	8	(1)	6
Transfers to net assets held for sale	(17)	(5)	(44)	(6)	(72)

Balance at December 31, 2016	214	84	534	7	839

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

28.    Litigation (Continued)

          i. Provisions for labor litigation—Consist of lawsuits filed by employees and service suppliers, related to employment relationships mainly in Brazil. The most recurring claims are related to payment of overtime, hours in itinerary, and health and safety. Also the social security in Brazil ("INSS") contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

b) Contingent liabilities

          Contingent liabilities of administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice are as follows:

	December 31, 2016	December 31, 2015
Tax litigation	7,636	5,326
Civil litigation	1,502	1,335
Labor litigation	2,418	1,866
Environmental litigation	1,871	1,381

Total	13,427	9,908

          i—Tax litigation—Our most significant tax-related contingent liabilities result from disputes related to (i) the deductibility of our payments of social security contributions on the net income (CSLL) from our taxable income, (ii) challenges of certain tax credits we deducted from our PIS and COFINS payments, (iii) assessments of CFEM (royalties), and (iv) charges of value-added tax on services and circulation of goods (ICMS), especially relating to certain tax credits we claimed from the sale and transmission of energy, ICMS charges to anticipate the payment in the entrance of goods to Pará State, ICMS charges on our own transportation costs and challenges to other tax credits we claimed. The changes reported in the period resulted, mainly, from new proceedings related to PIS, COFINS, ICMS, CFEM; interest and inflation adjustments in the amounts in dispute.

          ii—Civil litigation—Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

          iii—Labor litigation—Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration ("INSS") regarding contributions on compensation programs based on profits.

          iv—Environmental litigation—The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

28.    Litigation (Continued)

c) Judicial deposits

          In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	December 31, 2016	December 31, 2015
Tax litigation	193	211
Civil litigation	62	102
Labor litigation	691	553
Environmental litigation	16	16

Total	962	882

d) Others

          For contingencies related to Samarco Mineração S.A., see note 21.

Accounting policy

          A provision is recognized when the obligation is considered probable and can be measured. The accounting counterpart for the obligation is an expense in income statement. This obligation is updated according to the evolution of the judicial process or interest incurred and can be reversed if the estimate of loss is not considered probable or settled when the obligation is paid.

Critical accounting estimates and judgments

          By their nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside the Company's control. Legal uncertainties involve the exercise of significant estimates and judgments by management regarding the results of future events.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits

a) Employee postretirements obligations

          In Brazil, the management of the pension plans is responsibility of Fundação Vale do Rio Doce de Seguridade Social ("Valia") a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

          Benefit plan Vale Mais ("Vale Mais") and benefit plan Valiaprev ("Valiaprev")—Certain of the Company's employees are participants of plans Vale Mais and Valiaprev with components of defined benefit (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2016 and 2015.

          Defined benefit plan ("Plano BD")—The Plano BD has been closed to new entrants since the year 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2016 and 2015 and the contributions made by the Company are not relevant.

          Abono complementação benefit plan—The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia normal payments plus post-retirement benefit that covers medical, dental and pharmaceutical assistance. The contributions made by the Company finished in 2014. The abono complementação benefit was overfunded as at December 31, 2016 and 2015.

          Other benefits—The Company sponsors medical plans for employees that meet specific criteria and for employees who use the abono complementação benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2016 and 2015.

          The Foreign plans are managed in accordance with their region. They are divided between plans in Canada, United States of America, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans are underfunded as at December 31, 2016 and 2015.

          Employers' disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits (Continued)

i. Change in benefit obligation

	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as at December 31, 2014	3,728	4,521	1,498

Service costs	20	94	28
Interest costs	359	178	66
Benefits paid	(244)	(258)	(65)
Participant contributions	1	–	–
Transfers	8	(8)	–
Effect of changes in the actuarial assumptions	(184)	(70)	(31)
Translation adjustment	(1,214)	(768)	(273)

Benefit obligation as at December 31, 2015	2,474	3,689	1,223

Service costs	10	76	(16)
Interest costs	362	175	66
Benefits paid	(281)	(259)	(61)
Participant contributions	1	–	–
Effect of changes in the actuarial assumptions	271	117	75
Transfer to held for sale	(9)	–	(59)
Translation adjustment	515	124	68
Others	–	123	–

Benefit obligation as at December 31, 2016	3,343	4,045	1,296

ii. Evolution of assets fair value

	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2014	5,029	3,716	–

Interest income	491	151	–
Employer contributions	63	132	65
Participant contributions	1	–	–
Benefits paid	(244)	(258)	(65)
Return on plan assets (excluding interest income)	(284)	(8)	–
Transfers	5	(5)	–
Translation adjustment	(1,626)	(634)	–

Fair value of plan assets as at December 31, 2015	3,435	3,094	–

Interest income	512	151	–
Employer contributions	42	99	61
Participant contributions	1	–	–
Benefits paid	(281)	(259)	(61)
Return on plan assets (excluding interest income)	281	71	–
Transfer to held for sale	(13)	–	–
Translation adjustment	717	105	–
Others	–	158	–

Fair value of plan assets as at December 31, 2016	4,694	3,419	–

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits (Continued)

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Plans in Brazil
	December 31, 2016			December 31, 2015
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	961	–	–	1,301	–	–

Interest income	156	–	–	130	–	–
Changes on asset ceiling and onerous liability	35	–	–	(54)	–	–
Translation adjustment	201	–	–	(416)	–	–
Transfer to held for sale	(2)	–	–	–	–	–

Balance at end of the year	1,351	–	–	961	–	–

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,343)	(386)	(227)	(2,474)	(248)	(160)
Fair value of assets	4,694	257	–	3,435	214	–
Effect of the asset ceiling	(1,351)	–	–	(961)	–	–

Liabilities at end of the year	–	(129)	(227)	–	(34)	(160)

Current liabilities	–	–	(18)	–	–	(19)
Non-current liabilities	–	(129)	(209)	–	(34)	(141)

Liabilities at end of the year	–	(129)	(227)	–	(34)	(160)

	Foreign plan
	December 31, 2016			December 31, 2015
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	–	(3,659)	(1,069)	–	(3,441)	(1,063)
Fair value of assets	–	3,162	–	–	2,880	–

Liabilities at end of the year	–	(497)	(1,069)	–	(561)	(1,063)

Current liabilities	–	(16)	(35)	–	(17)	(32)
Non-current liabilities	–	(481)	(1,034)	–	(544)	(1,031)

Liabilities at end of the year	–	(497)	(1,069)	–	(561)	(1,063)

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits (Continued)

	Total
	December 31, 2016			December 31, 2015
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	961	–	–	1,301	–	–

Interest income	156	–	–	130	–	–
Changes in asset ceiling/ onerous liability	35	–	–	(54)	–	–
Translation adjustment	201	–	–	(416)	–	–
Transfer to held for sale	(2)	–	–	–	–	–

Balance at end of the year	1,351	–	–	961	–	–

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,343)	(4,045)	(1,296)	(2,474)	(3,689)	(1,223)
Fair value of assets	4,694	3,419	–	3,435	3,094	–
Effect of the asset ceiling	(1,351)	–	–	(961)	–	–

Liabilities at end of the year	–	(626)	(1,296)	–	(595)	(1,223)

Current liabilities	–	(16)	(53)	–	(17)	(51)
Non-current liabilities	–	(610)	(1,243)	–	(578)	(1,172)

Liabilities at end of the year	–	(626)	(1,296)	–	(595)	(1,223)

iv. Costs recognized in the income statement

	Year ended December 31
	2016			2015
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	10	76	(16)	20	94	28
Interest on expense on liabilities	362	175	66	359	178	66
Interest income on plan assets	(512)	(151)	–	(491)	(151)	–
Interest expense on effect of (asset ceiling)/ onerous liability	156	–	–	132	–	–

Total of cost, net	16	100	50	20	121	94

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits (Continued)

v. Costs recognized in the statement of comprehensive income

	Year ended December 31
	2016			2015
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(113)	(495)	(95)	(143)	(570)	(132)
Effect of changes actuarial assumptions	(271)	(117)	(75)	184	70	31
Return on plan assets (excluding interest income)	281	71	–	(284)	(8)	–
Change of asset ceiling / costly liabilities (excluding interest income)	(36)	–	–	70	–	–
Others	–	35	–	–	2	1

	(26)	(11)	(75)	(30)	64	32
Deferred income tax	9	16	17	10	2	(9)

Others comprehensive income	(17)	5	(58)	(20)	66	23
Translation adjustments	(23)	(6)	(7)	49	10	14
Transfers/ disposal	–	–	–	1	(1)	–

Accumulated other comprehensive income	(153)	(496)	(160)	(113)	(495)	(95)

vi. Risks related to plans

          The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is archived by conducting audits including of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

          Legal—lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisions. Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considering the impact of regulatory changes.

          Actuarial—the annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considers the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other).

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits (Continued)

          Credit—assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies, the assessment is conducted a monitoring of the company until the maturity of the security.

vii. Actuarial and economic assumptions and sensitivity analysis

          All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the trend of INSS benefits, mortality and disability.

          The economic and actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be examined accordingly. In the short term they may not necessarily be realized.

          In the evaluations were adopted the following assumptions:

	Brazil
	December 31, 2016			December 31, 2015
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	10.98% - 11.14%	10.98%	10.98% - 11.09%	13.63%	13.71%	13.63%
Nominal average rate to determine expense/ income	10.98% - 11.14%	10.98%	N/A	12.36%	13.71%	N/A
Nominal average rate of salary increase	4.85% - 5.95%	6.95%	N/A	8.12%	8.12%	N/A
Nominal average rate of benefit increase	6.00%	6.00%	N/A	6.00%	6.00%	N/A
Immediate health care cost trend rate	N/A	N/A	8.00%	N/A	N/A	9.18%
Ultimate health care cost trend rate	N/A	N/A	8.00%	N/A	N/A	9.18%
Nominal average rate of price inflation	4.85%	4.85%	4.85%	6.00%	6.00%	6.00%

	Foreign
	December 31, 2016		December 31, 2015
	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	3.84%	3.90%	4.00%	3.90%
Nominal average rate to determine expense/ income	4.01%	N/A	4.80%	N/A
Nominal average rate of salary increase	4.05%	N/A	3.90%	N/A
Nominal average rate of benefit increase	N/A	3.00%	N/A	3.00%
Immediate health care cost trend rate	N/A	6.30%	N/A	6.30%
Ultimate health care cost trend rate	N/A	4.50%	N/A	4.50%
Nominal average rate of price inflation	2.00%	2.00%	2.00%	2.00%

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits (Continued)

          For the sensitivity analysis, the Company considers the effect of 1% in nominal discount rate to determine the actuarial liability. The effects of this change in actuarial liabilities in premise and adopted the average duration of the plan are as follows:

	December 31, 2016
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate—1% increase
Actuarial liability balance	3,069	3,569	1,171
Assumptions made	11.29%	5.55%	6.33%
Nominal discount rate—1% reduction
Actuarial liability balance	3,665	4,583	1,469
Assumptions made	9.56%	3.50%	4.02%

viii. Assets of pension plans

          Brazilian plan assets as at December 31, 2016 and 2015 includes respectively (i) investments in a portfolio of Vale's stock in the amount of US$18 and US$4 and (ii) Brazilian Federal Government securities in the amount of US$4,180 and US$2,976.

          Foreign plan assets as at December 31, 2016 and 2015 includes Canadian Government securities in the amount of US$735 and US$675, respectively.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits (Continued)

ix. Overfunded pension plans

          Assets by category are as follows:

	December 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	–	–	–	–	1	–	–	1
Debt securities—Corporate bonds	–	117	–	117	–	94	–	94
Debt securities—Government bonds	2,612	–	–	2,612	1,659	–	–	1,659
Investments funds—Fixed Income	2,411	–	–	2,411	1,799	–	–	1,799
Investments funds—Equity	168	–	–	168	44	–	–	44
International investments	12	–	–	12	29	–	–	29
Structured investments—Private Equity funds	217	–	140	357	138	–	136	274
Structured investments—Real estate funds	–	–	10	10	–	–	6	6
Real estate	–	–	370	370	–	–	319	319
Loans to participants	–	–	260	260	–	–	249	249

Total	5,420	117	780	6,317	3,670	94	710	4,474

Funds not related to risk plans				(1,623)				(1,039)

Fair value of plan assets at end of year				4,694				3,435

          Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2014	253	7	497	404	1,161
Return on plan assets	(84)	1	4	47	(32)
Assets purchases	49	1	1	40	91
Assets sold during the year	(7)	–	(28)	(118)	(153)
Translation adjustment	(75)	(3)	(156)	(124)	(358)
Transfers in and/ out of Level 3	–	–	1	–	1

Balance as at December 31, 2015	136	6	319	249	710

Return on plan assets	(19)	–	3	33	17
Assets purchases	30	3	2	55	90
Assets sold during the year	(23)	–	(17)	(121)	(161)
Translation adjustment	26	1	63	46	136
Transfer to held for sale	(10)	–	–	(2)	(12)

Balance as at December 31, 2016	140	10	370	260	780

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits (Continued)

x. Underfunded pension plans

          Assets by category are as follows:

	December 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	–	24	–	24	–	49	–	49
Equity securities	1,240	–	–	1,240	1,106	–	–	1,106
Debt securities—Corporate bonds	–	10	–	10	–	12	–	12
Debt securities—Government bonds	83	736	–	819	56	684	–	740
Investments funds—Fixed Income	142	307	–	449	150	281	–	431
Investments funds—Equity	92	368	–	460	86	356	–	442
International investments	–	27	–	27	2	30	–	32
Structured investments—Private Equity funds	–	–	187	187	–	–	98	98
Real estate	–	–	24	24	–	–	20	20
Loans to participants	–	–	6	6	–	–	5	5
Others	–	–	173	173	–	–	159	159

Total	1,557	1,472	390	3,419	1,400	1,412	282	3,094

          Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate	Loans to participants	Others	Total
Balance as at December 31, 2014	18	24	7	–	49
Return on plan assets	–	5	1	–	6
Assets purchases	102	–	–	186	288
Assets sold during the year	(1)	–	–	–	(1)
Translation adjustment	(21)	(8)	(3)	(27)	(59)
Transfers in and/ out of Level 3	–	(1)	–	–	(1)

Balance as at December 31, 2015	98	20	5	159	282

Return on plan assets	15	–	–	9	24
Assets purchases	176	–	–	–	176
Assets sold during the year	(110)	–	–	–	(110)
Translation adjustment	8	4	1	5	18

Balance as at December 31, 2016	187	24	6	173	390

xi. Disbursement of future cash flow

          Vale expects to disburse US$165 in 2017 in relation to pension plans and other benefits.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits (Continued)

xii.
Expected benefit paymentsThe expected benefit payments, which reflect future services, are as follows:

	December 31, 2016
	Overfunded pension plans	Underfunded pension plans	Other benefits
2017	92	238	65
2018	98	237	67
2019	104	237	69
2020	110	238	72
2021	117	238	74
2022 and thereafter	602	1,208	402

b) Profit sharing program ("PLR")

          The Company recorded as cost of goods sold and services rendered and other operating expenses related to the PLR US$331 and US$42 for the year ended on December 31, 2016 and 2015, respectively.

c) Long-term compensation plan

          For the long-term awarding of eligible executives, the Company compensation plans includes Matching Program and Performance Share Unit Program—PSU, with three to four years-vesting cycles, respectively, with the aim of encouraging employee's retention and stimulating their performance.

          For the Matching program, the participants can acquire Vale's preferred shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep it employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it's done before the end of the three-year-vesting period, they lose the entitlement of receiving the related award paid by Vale.

          For PSU program, the eligible executives have the opportunity to receive during a four year-vesting cycle, an award equivalent to the market value of a determined number of common shares and conditioned to Vale's performance factor measured as an indicator of total return to the shareholders (TSR). This award is paid in cash and can occur in cumulative installments of 20% (at the end of 2nd year), 30% (at the end of 3rd year) and 50% (at the end of 4th year), conditioned to the performance factor of each year.

          Liabilities of the plans are measured at fair value at every reporting period, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three or four years. At December 31, 2016, 2015 and 2014 the Company recognized in the income statement the amounts of US$37, US$29 and US$61, respectively, related to long term compensation plan.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

29.    Employee benefits (Continued)

Accounting policy

Employee benefits

i. Current benefits—wages, vacations and related taxes

          Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accruals basis.

ii. Current benefits—profit sharing program

          The Company has the Annual Incentive Program (AIP) based on Team and business units contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

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

29.    Employee benefits (Continued)

Critical accounting estimates and judgments

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

30.    Stockholders' equity

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

          The Company repurchases its shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders´ equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of type of shares.

          Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders' equity as a deduction from the amount raised, net of taxes

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

30.    Stockholders' equity (Continued)

          At December 31, 2016 and 2015, share capital was US$61,614 corresponding to 5,244,316,120 shares issued and fully paid without par value.

	December 31, 2016
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	–	12	12
Foreign investors—ADRs	786,067,634	610,880,671	1,396,948,305
FMP—FGTS	70,662,746	–	70,662,746
PIBB—BNDES	741,730	1,171,101	1,912,831
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	262,868,264	825,753,408	1,088,621,672
Institutional investors	104,510,549	133,496,260	238,006,809
Retail investors in Brazil	37,988,150	309,895,202	347,883,352

Shares outstanding	3,185,653,000	1,967,721,926	5,153,374,926
Shares in treasury	31,535,402	59,405,792	90,941,194

Total issued shares	3,217,188,402	2,027,127,718	5,244,316,120

Amounts per class of shares (in millions)	38,525	23,089	61,614

Total authorized shares	3,600,000,000	7,200,000,000	10,800,000,000

b) Profit reserves

          The amount of profit reserves are distributed as follows:

	Investments reserve	Legal reserve	Tax incentive reserve	Additional Remuneration reserve	Total of profit reserves
Balance as at December 31, 2014	16,794	3,061	130	–	19,985

Dividends and interest on capital of Vale's stockholders	(1,500)	–	–	–	(1,500)
Allocation of loss	(10,859)	(1,176)	(94)	–	(12,129)
Translation adjustment	(4,435)	(900)	(36)	–	(5,371)

Balance as at December 31, 2015	–	985	–	–	985

Allocation of Income	1,808	204	377	634	3,023
Translation adjustment	–	195	–	–	195

Balance as at December 31, 2016	1,808	1,384	377	634	4,203

          Investment reserve—aims to ensure the maintenance and development of activities that comprise the Company's operations in an amount not exceeding 50% of distributable annual net income, limited to the share capital amount.

          Legal reserve—is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

30.    Stockholders' equity (Continued)

          Tax incentive reserve—results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

          Additional remuneration reserve—Results from the portion of management proposed remuneration that exceeds the mandatory minimum remuneration of 25% of the adjusted net income as presented below established in the Company's by-laws.

c)
Unrealized fair value gain (losses)

	Retirement benefit obligations	Cash flow hedge	Available-for-sale financial instruments	Conversion shares	Total gain (losses)
Balance as at December 31, 2014	(845)	(453)	(2)	(413)	(1,713)

Other comprehensive income	70	447	1	–	518
Translation adjustment	72	–	–	131	203

Balance as at December 31, 2015	(703)	(6)	(1)	(282)	(992)

Other comprehensive income	(70)	7	1	–	(62)
Translation adjustment	(36)	(1)	–	(56)	(93)

Balance as at December 31, 2016	(809)	–	–	(338)	(1,147)

d) Remuneration to the Company's stockholders

          Vale's by-laws determine the minimum remuneration to stockholders of 25% of net income, after adjustments from Brazil's legal requirements which based on our adjusted net income as shown below resulted in R$3,459 (US$1,061). In December, 2016 R$857 (US$250) was anticipated and the remaining balance of R$2,602 (US$811) was accounted for in short term liability as "Dividends and interest on capital". Additionally, in our by-laws preferred shares class A are entitled to receive priority dividends corresponding to (i) at least 3% (three percent) of the shareholders' equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher among them. Accordingly, management proposed and the Board of Directors approved the proposal for additional dividends payments of R$2,065 (US$634) to equalize preferred and common share remuneration. The amount was classified as "Additional Remuneration reserve" until it is approved in the annual general meeting. All remuneration paid and proposed during the year was based on interest on equity.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

30.    Stockholders' equity (Continued)

          The proposal of stockholders' remuneration was calculated in R$. The equivalent amount in US$ are as follows:

2016
Net income of the year	3,982
Legal reserve	(204)
Tax incentive reserve	(272)

Adjusted net income	3,506
Allocation of net income	(1,913)
Cumulative translation adjustments	102

1,695

Remuneration:
Mandatory minimum	1,061
Additional remuneration	634

1,695

Remuneration by nature:
Interest on capital	1,695

1,695

Total remuneration per share	0.328883933

          The amounts paid to stockholders, by nature of remuneration, are as follows:

	Dividends	Interest on capital	Total	Amount per share
Amounts paid in 2014
First installment—April	–	2,100	2,100	0.407499945
Second installment—October	717	1,383	2,100	0.407499945

Total	717	3,483	4,200

Amounts paid in 2015
First installment—April	–	1,000	1,000	0.194047593
Second installment—October	500	–	500	0.097023796

Total	500	1,000	1,500

Amounts paid in 2016
First installment—December	–	250	250	0.048511898

Total	–	250	250

e) New shareholders' agreement—Subsequent event.

          On February 20, 2017 the Company announced that a new shareholders' agreement was filed at the Company's headquarters, executed by Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A.—BNDESPAR ("Valepar Agreement"), as shareholders of Valepar S.A. ("Valepar"), jointly referred to as "Shareholders", which shall enter into force after the expiration of Valepar's current Shareholders' Agreement on May 10, 2017.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

30.    Stockholders' equity (Continued)

          The Valepar Agreement, along with the standard provisions in connection with voting rights and right of first refusal for the acquisition of the Shareholders' shares, provides for the submission to the Company of a proposal for the purpose of enabling the listing of Vale on BM&FBOVESPA's Novo Mercado special segment (Brazil) and making Vale a company without defined control ("Proposal"). The Proposal is binding on the Shareholders, and it is subject to approval by the Company's corporate bodies. The Valepar Agreement will have a term of 6 months, counting from the date it takes effect.

          The transaction envisaged by the Proposal is composed of a series of indivisible and interdependent steps, whose effectiveness is subject to the successful performance of the other steps. The Proposal comprises, beyond the performance of all acts and procedures imposed by the applicable legal provisions and rules:

            (i)    Voluntary conversion of Vale class A preferred shares into common shares, based on the conversion rate of 0.9342 common shares for each Vale class A preferred share, based on the average closing price of the common shares and preferred shares over the last 30 trading sessions on the BM&FBOVESPA prior to February 17, 2017 (inclusive), weighted by the volume of shares traded in such trading sessions;

            (ii)   Amendment of Vale's bylaws, so as to adjust it, as much as possible, to BM&FBOVESPA's Novo Mercado special segment rules so Vale may be effectively listed on such special segment;

            (iii)  The merger of Valepar into Vale at an exchange ratio that contemplates a 10% increase in the number of shares held by the shareholders of Valepar compared to Valepar's current shareholding interest, and represents a dilution of approximately 3% of the shareholding interest held by the other shareholders in Vale.

          In line with the provisions of item "iii" above, Valepar's shareholders will receive 1.2065 Vale common shares for each Valepar share held by them. As a result, Vale will issue 173,543,667 new common shares, all registered and without par value, in favor of Valepar's shareholders. Consequently, Valepar's shareholders will own a total of 1,908,980,340 Vale common shares after the merger of Valepar.

          The goodwill balance carried on Valepar's financial statements and its potential tax benefit use by Vale will not be subject to capitalization in favor of Valepar's shareholders, but will be for the benefit of all Vale's shareholders. Valepar will hold at the time of the merger enough cash and cash equivalents to fully settle its liabilities.

          The implementation of the Proposal is subject to (i) the approval of the Proposal, including the merger of Valepar into Vale, by Valepar's and Vale's corporate bodies; and (ii) the acceptance by at least 54.09% of class A preferred shares of the voluntary conversion, as mentioned in item "i" above, within the maximum term of 45 days from the shareholders' meeting decision on the matter, resulting in a combined shareholding interest held by the Shareholders of less than 50% of Vale's total common shares. Valepar and the Shareholders will not exercise their voting right at Vale's shareholders' meetings that consider the voluntary conversion of the Vale class A preferred shares into common shares and the merger of Valepar.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

30.    Stockholders' equity (Continued)

          The holders of American Depositary Shares representing class A preferred shares of Vale will be able to elect voluntary conversion into American Depositary Shares representing common shares of Vale, on the same terms available to holders of class A preferred shares. Class A preferred shares, and preferred ADSs, that do not elect voluntary conversion will remain outstanding.

          On the date of effectiveness of the merger of Valepar into Vale, if the merger is approved, the Shareholders will execute a new shareholders' agreement ("Vale Agreement") that will bind only 20% of the totality of Vale's common shares, and will be in force until November 9, 2020, with no provision for renewal.

          For 6 months from the date of entry into force of the Vale Agreement, the Shareholders will be obligated not to transfer, by any means, either directly or indirectly, Vale shares they receive as a result of the implementation of the Proposal ("Lock-Up"), except for (i) the transfer of Vale's shares by the Shareholders to their affiliates and their current shareholders, provided that such transferred shares shall remain subject to the Lock-Up, and (ii) the transfer of shares held by the Shareholders prior to the merger of Valepar.

Accounting policy

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

          The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders' equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from stockholders' equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

31.    Related parties

          Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

          In the normal course of operations, Vale enters into contracts with related parties (associates, joint ventures and stockholders), related to the sale and purchase of products and services, loans, derivatives, leasing of assets, sale of raw material and railway transportation services.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31.    Related parties (Continued)

          The balances of these related party transactions and their effects on the financial statements are as follows:

					Assets
	December 31, 2016				December 31, 2015
	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties
Banco Bradesco S.A.	522	324	–	–	37	66	–	–
Banco do Brasil S.A.	57	34	–	–	395	16	–	–
Companhia Coreano-Brasileira de Pelotização	–	–	–	5	–	–	–	6
Companhia Hispano-Brasileira de Pelotização	–	–	1	–	–	–	1	4
Companhia Ítalo-Brasileira de Pelotização	–	–	–	8	–	–	–	8
Companhia Nipo-Brasileira de Pelotização	–	–	–	15	–	–	–	9
Companhia Siderúrgica do Pecem	–	–	37	–	–	–	–	–
Consórcio Rebocadores da Baia de São Marcos	–	–	10	–	–	–	15	–
Mitsui & Co., Ltd.	–	–	4	–	–	–	1	–
MRS Logística S.A.	–	–	–	24	–	–	–	17
VLI	–	–	9	12	–	–	34	10
Others	–	–	46	9	–	–	27	17

Total	579	358	107	73	432	82	78	71

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31.    Related parties (Continued)

					Liabilities
	December 31, 2016				December 31, 2015
	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings
Aliança Geração de Energia S.A.	–	16	38	–	–	11	–	–
Banco Bradesco S.A.	250	–	–	6	205	54	–	370
Banco do Brasil S.A.	45	–	–	2,568	250	–	–	2,625
BNDES	72	–	–	4,432	39	–	–	4,066
BNDES Participações S.A.	–	–	–	414	–	–	–	371
Companhia Coreano-Brasileira de Pelotização	–	3	59	–	–	4	70	–
Companhia Hispano-Brasileira de Pelotização	–	39	14	–	–	37	7	–
Companhia Ítalo-Brasileira de Pelotização	–	–	99	–	–	3	64	–
Companhia Nipo-Brasileira de Pelotização	–	3	146	–	–	9	112	–
Consórcio Rebocadores da Baía de São Marcos	–	–	–	–	–	8	–	–
Ferrovia Centro-Atlântica S.A.	–	–	83	–	–	–	68	–
Mitsui & Co., Ltd.	–	17	–	–	–	11	–	–
MRS Logística S.A.	–	25	–	–	–	23	–	–
Sumic Nickel Netherland B.V	–	–	353	–	–	–	352	–
VLI	–	3	–	–	–	–	–	–
Others	–	38	7	–	–	30	15	–

Total	367	144	799	7,420	494	190	688	7,432

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

31.    Related parties (Continued)

	Year ended December 31
	2016			2015			2014
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Aliança Geração de Energia S.A.	–	(132)	–	12	–	–	–	–	–
Banco Bradesco S.A.(i)	–	–	205	–	–	(75)	–	–	(24)
Banco do Brasil S.A.(i)	–	–	(456)	–	–	(374)	–	–	(110)
Baovale Mineração S.A.	–	(17)	–	–	(24)	–	–	–	–
BNDES(i)	–	–	(558)	–	–	(372)	–	–	(199)
BNDES Participações S.A.(i)	–	–	(73)	–	–	(50)	–	–	(41)
California Steel Industries, Inc.	12	–	–	–	–	–	183	(215)	–
Companhia Coreano-Brasileira de Pelotização	–	(62)	(6)	–	(80)	–	–	(97)	–
Companhia Hispano-Brasileira de Pelotização	–	(43)	(4)	–	(50)	–	–	(47)	–
Companhia Ítalo-Brasileira de Pelotização	–	(49)	(8)	–	(66)	–	–	(49)	–
Companhia Nipo-Brasileira de Pelotização	–	(114)	(11)	–	(106)	–	–	(155)	–
Companhia Siderúrgica do Atlântico	–	(6)	–	–	–	–	–	–	–
Companhia Siderúrgica do Pecem	132	(29)	–	–	–	–	–	–	–
Ferrovia Centro Atlântica S.A.	36	(28)	(2)	47	(39)	(1)	59	(61)	–
Ferrovia Norte Sul S.A.	16	–	–	–	–	–	–	–	–
Mitsui & Co., Ltd.	141	(37)	–	187	–	–	111	(35)	–
MRS Logística S.A.	–	(464)	–	–	(489)	–	–	(593)	–
Samarco Mineração S.A.	22	–	1	127	–	–	210	–	–
VLI	275	(22)	–	251	–	–	350	–	8
Others	18	(1)	2	55	(44)	8	102	(42)	19

Total	652	(1,004)	(910)	679	(898)	(864)	1,015	(1,294)	(347)

(i)
Does not include exchange rate variation.

          The key management personnel remuneration is as follows:

	Year ended December 31
	2016	2015	2014
Short-term benefits
Wages or pro-labor	8	8	11
Direct and indirect benefits	4	6	7
Bonus	–	8	12

	12	22	30
Long-term benefits
Shares based	1	1	1
Termination of position	5	6	–

	18	29	31

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

iii) Nickel Operations—Canada

          The subsidiaries Vale Canada, Vale Newfoundland & Labrador Limited ("VNLL") and the Province of Newfoundland and Labrador (the "Province") signed a Development Agreement with respect to the development and operation of the Voisey's Bay mine along with certain other obligations with respect to processing in the Province and the export of nickel and copper concentrate. On December 19, 2014, the Sixth Amendment to the Development Agreement was executed. The Sixth Amendment includes operational and other key commitments in the Development Agreement. As such, under the Development Agreement, as amended, VNLL has a potential obligation secured by letters of credit and other security, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met.

iv) Other

          In the course of the operations the Company has provided other letters of credit, guarantees and surety bonds in the amount of US$1.1 billion that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

32.    Commitments (Continued)

b) Participative stockholders' debentures

          At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures' terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploiting mineral resources.

          A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real), whose value will be inflation-indexed the General Market Price Index ("IGP-M"), as set out in the Issue Deed. The Company paid as semiannual remuneration the amount of US$84 (R$268) and US$65 (R$209), respectively, for the year ended December 31, 2016 and 2015.

c) Others commitments

          The table below sets forth the annual minimum, required and non-cancelable, future payments related to the contractual obligations assumed by the Company as of December 31.

	2017	2018	2019	2020	2021 and thereafter
Operating lease	149	134	131	130	485
Purchase obligations	2,572	363	186	140	1,127

Total minimum payments required	2,721	497	317	270	1,612

          Operating lease—Vale has operating lease agreements with its joint ventures Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização (together "pelletizing companies"), in which Vale leases their pelletizing plants. These renewable operating lease agreements have last between 3 and 10 years. The minimum future payments have been calculated considering that all contracts will be renewed automatically.

          The Company also has operating leases for the exploration and processing of iron ore with joint ventures, port operations with third parties and property leases for its operational facilities with third parties.

          The total amount of operational leasing expenses for the year ended on December 31, 2016, 2015 and 2014 were US$266, US$329 and US$348, respectively.

          Purchase obligations—The purchase obligations derive mainly from take or pay contracts, contracts for the acquisition of fuel and the acquisition of raw materials and services.

d) Guarantees provided

          As of December 31, 2016, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled US$361 and US$1,450 respectively.

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

33.    Additional information about derivatives financial instruments

a) Sensitivity analysis of derivative financial instruments

          The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

  •
  Scenario I:  fair value calculation considering market prices as of December 31, 2016

  •
  Scenario II:  fair value estimated considering a 25% deterioration in the associated risk variables

  •
  Scenario III:  fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Scenario I	Scenario II	Scenario III
CDI vs. US$ fixed rate swap	R$ depreciation	(121)	(658)	(1.195)
	US$ interest rate inside Brazil decrease	(121)	(134)	(146)
	Brazilian interest rate increase	(121)	(124)	(127)
Protected item: R$ denominated debt	R$ depreciation	n.a.	–	–
TJLP vs. US$ fixed rate swap	R$ depreciation	(622)	(1.115)	(1.609)
	US$ interest rate inside Brazil decrease	(622)	(648)	(676)
	Brazilian interest rate increase	(622)	(675)	(723)
	TJLP interest rate decrease	(622)	(660)	(700)
Protected item:R$ denominated debt	R$ depreciation	n.a.	–	–
TJLP vs. US$ floating rate swap	R$ depreciation	(55)	(88)	(120)
	US$ interest rate inside Brazil decrease	(55)	(57)	(60)
	Brazilian interest rate increase	(55)	(59)	(62)
	TJLP interest rate decrease	(55)	(58)	(61)
Protected item: R$ denominated debt	R$ depreciation	n.a.	–	–
R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(13)	(102)	(190)
	US$ interest rate inside Brazil decrease	(13)	(25)	(38)
	Brazilian interest rate increase	(13)	(41)	(66)
Protected item:R$ denominated debt	R$ depreciation	n.a.	–	–
IPCA vs. US$ fixed rate swap	R$ depreciation	(51)	(168)	(285)
	US$ interest rate inside Brazil decrease	(51)	(58)	(66)
	Brazilian interest rate increase	(51)	(78)	(102)
	IPCA index decrease	(51)	(64)	(77)
Protected item: R$ denominated debt	R$ depreciation	n.a.	–	–
IPCA vs. CDI swap	Brazilian interest rate increase	42	(3)	(41)
	IPCA index decrease	42	19	(2)
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(19)	2
EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(52)	(216)	(380)
	Euribor increase	(52)	(58)	(64)
	US$ Libor decrease	(52)	(71)	(92)
Protected item:EUR denominated debt	EUR depreciation	n.a.	216	380
EUR Forward	EUR depreciation	(46)	(177)	(308)
	Euribor increase	(46)	(46)	(46)
	US$ Libor decrease	(46)	(46)	(46)
Protected item:EUR denominated debt	EUR depreciation	n.a.	177	308

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

33.    Additional information about derivatives financial instruments (Continued)

Instrument	Instrument's main risk events	Scenario I	Scenario II	Scenario III
Bunker Oil protection
Forwards and options	Bunker Oil price decrease	116	(11)	(154)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	11	154
Nickel sales fixed price protection
Forwards	Nickel priced decrease	(1)	(30)	(59)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	30	59
Purchase protection program
Nickel forwards	Nickel price increase	0,1	(0,2)	(0,6)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	0,2	0,6
Copper forwards	Copper price increase	(0, 1)	(0,7)	(1, 4)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	0,7	1,4
SLW warrants	SLW stock price decrease	44	23	8
VLI call options	VLI stock value increase	(72)	(109)	(151)
Options regarding non-controlling interest in subsidiary	Subsidiary stock value decrease	121	34	(21)

Instrument	Main risks	Scenario I	Scenario II	Scenario III
Embedded derivatives—Raw material purchase (nickel)	Nickel price increase	0,3	(15)	(31)
Embedded derivatives—Raw material purchase (copper)	Copper price increase	2	(4)	(9)
Embedded derivatives—Gas purchase	Pellet price increase	(2)	(4)	(7)
Embedded derivatives—Guaranteed minimum return (VLI)	VLI stock value decrease	(182)	(303)	(473)

b) Financial counterparties' ratings

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

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

33.    Additional information about derivatives financial instruments (Continued)

          The table below presents the ratings in foreign currency published by agencies Moody's and S&P regarding the main financial institutions that we had outstanding positions as of December 31, 2016.

Long term ratings by counterparty	Moody's	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Ba3	BB
Banco de Credito del Peru	Baal	BBB
Banco do Brasil	Ba3	BB
Banco do Nordeste	Ba3	BB
Banco Safra	Ba3	BB
Banco Santander	Ba3	BB
Banco Votorantim	Ba3	BB
Bank of America	Baal	BBB+
Bank of Nova Scotia	Aa3	A+
Bank of Tokyo Mitsubishi UFJ	A1	A
Banpara	Ba3	BB-
Barclays	Baa3	BBB
BBVA	A3	BBB+
BNP Paribas	Al	A
BTG Pactual	Ba3	B+

Long term ratings by counterparty	Moody's	S&P
Caixa Economica Federal	Ba3	BB
Citigroup	Baal	BBB+
Credit Agricole	A2	A
Deutsche Bank	A2	BBB+
Goldman Sachs	A3	BBB+
HSBC	A1	A
Intesa Sanpaolo Spa	A3	BBB-
ltau Unibanco	Ba3	BB
JP Morgan Chase & Co	A3	A-
Macquarie Group Ltd	A3	BBB
Morgan Stanley	A3	BBB+
Royal Bank of Canada	Aa2	AA-
Societe Generale	Aa3	AA-
Standard Bank Group	A2	A
Standard Chartered	Baa3	–
	Al	BBB+

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

33.    Additional information about derivatives financial instruments (Continued)

c) Market curves

          The curves used on the pricing of derivatives instruments were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i) Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	10.010	JUN17	10.064	DEC17	10.155
JAN17	9.984	JUL17	10.080	DEC18	10.316
FEB17	10.002	AUG17	10.096	DEC19	10.452
MAR17	10.022	SEP17	10.110	DEC20	10.591
APR17	10.036	OCT17	10.128
MAY17	10.052	NOV17	10.143

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2,51	JUN17	2,51	DEC17	2,51
JAN17	2,51	JUL17	2,51	DEC18	2,50
FEB17	2,51	AUG17	2,51	DEC19	2,50
MAR17	2,51	SEP17	2,52	DEC20	2,49
APR17	2,51	OCT17	2,51
MAY17	2,51	NOV17	2,51

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	332	JUN17	318	DEC17	312
JAN17	328	JUL17	317	DEC18	304
FEB17	324	AUG17	316	DEC19	291
MAR17	322	SEP17	315	DEC20	280
APR17	321	OCT17	314
MAY17	320	NOV17	313

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

33.    Additional information about derivatives financial instruments (Continued)

(ii) Foreign exchange and interest rates

US$—Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/17	9,28	12/01/17	2,96	04/01/20	3,47
03/01/17	5,93	01/02/18	3,04	07/01/20	3,60
04/03/17	4,54	04/02/18	2,94	10/01/20	3,57
05/02/17	3,98	07/02/18	2,93	01/04/21	3,75
06/01/17	3,63	10/01/18	2,95	04/01/21	3,85
07/03/17	3,32	01/02/19	3,03	07/01/21	3,92
08/01/17	3,22	04/01/19	3,03	10/01/21	4,00
09/01/17	3,11	07/01/19	3,17	01/03/22	4,16
10/02/17	3,04	10/01/19	3,27	01/02/23	4,55
11/01/17	3,01	01/02/20	3,41	01/02/24	5,18

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0,77	6M	1,13	11M	1,19
2M	0,82	7M	1,15	12M	1,19
3M	1,00	8M	1,16	2Y	1,47
4M	1,06	9M	1,17	3Y	1,73
5M	1,10	10M	1,18	4Y	1,92

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/17	7,50	12/01/17	7,50	04/01/20	7,50
03/01/17	7,50	01/02/18	7,50	07/01/20	7,50
04/03/17	7,50	04/02/18	7,50	10/01/20	7,50
05/02/17	7,50	07/02/18	7,50	01/04/21	7,50
06/01/17	7,50	10/01/18	7,50	04/01/21	7,50
07/03/17	7,50	01/02/19	7,50	07/01/21	7,50
08/01/17	7,50	04/01/19	7,50	10/01/21	7,50
09/01/17	7,50	07/01/19	7,50	01/03/22	7,50
10/02/17	7,50	10/01/19	7,50	01/02/23	7,50
11/01/17	7,50	01/02/20	7,50	01/02/24	7,50

Notes to the Financial Statements (Continued)

Expressed in millions of United States dollar, unless otherwise stated

33.    Additional information about derivatives financial instruments (Continued)

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/17	13,92	12/01/17	11,70	04/01/20	11,27
03/01/17	13,51	01/02/18	11,59	07/01/20	11,32
04/03/17	13,13	04/02/18	11,37	10/01/20	11,34
05/02/17	12,92	07/02/18	11,21	01/04/21	11,35
06/01/17	12,70	10/01/18	11,15	04/01/21	11,40
07/03/17	12,53	01/02/19	11,07	07/01/21	11,45
08/01/17	12,28	04/01/19	11,10	10/01/21	11,48
09/01/17	12,10	07/01/19	11,12	01/03/22	11,50
10/02/17	11,94	10/01/19	11,17	01/02/23	11,62
11/01/17	11,81	01/02/20	11,22	01/02/24	11,59

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/17	7,53	12/01/17	5,44	04/01/20	5,04
03/01/17	7,15	01/02/18	5,33	07/01/20	5,09
04/03/17	6,79	04/02/18	5,16	10/01/20	5,10
05/02/17	6,59	07/02/18	5,04	01/04/21	5,10
06/01/17	6,38	10/01/18	4,98	04/01/21	5,15
07/03/17	6,21	01/02/19	4,91	07/01/21	5,19
08/01/17	5,98	04/01/19	4,93	10/01/21	5,22
09/01/17	5,81	07/01/19	4,94	01/03/22	5,24
10/02/17	5,66	10/01/19	4,97	01/02/23	5,37
11/01/17	5,54	01/02/20	5,00	01/02/24	5,37

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	–0,38	6M	–0,25	11M	–0,21
2M	–0,35	7M	–0,23	12M	–0,20
3M	–0,33	8M	–0,22	2Y	–0,16
4M	–0,29	9M	–0,22	3Y	–0,10
5M	–0,26	10M	–0,21	4Y	–0,02

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0,94	6M	1,10	11M	0,54
2M	0,94	7M	0,92	12M	0,49
3M	0,95	8M	0,79	2Y	1,11
4M	1,02	9M	0,69	3Y	1,26
5M	1,07	10M	0,61	4Y	1,41

Currencies—Ending rates

CAD/US$	0,7443	US$	/BRL	3,2591	EUR/US$	1,0472

Members of the Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors
Gueitiro Matsuo Genso
 Chairman

Fernando Jorge Buso Gomes
 Vice-President

Dan Antonio Marinho Conrado
Marcel Juviniano Barros
Eduardo Refinetti Guardia
Motomu Takahashi
Oscar Augusto de Camargo Filho
Eduardo de Salles Bartolomeo
Lucio Azevedo
Alberto Guth

 Alternate
Gilberto Antonio Vieira
Moacir Nachbar Junior
Arthur Prado Silva
Francisco Ferreira Alexandre
Robson Rocha
Luiz Mauricio Leuzinger
Yoshitomo Nishimitsu
Eduardo de Oliveira Rodrigues Filho
Marcelo Marcolino
Carlos Roberto de Assis Ferreira
Marcelo Gasparino

 Advisory Committees of the Board of Directors

 Controlling Committee
Eduardo Cesar Pasa
Moacir Nachbar Junior
Oswaldo Mário Pego de Amorim Azevedo

 Executive Development Committee
Oscar Augusto de Camargo Filho
Marcel Juviniano Barros
Fernando Jorge Buso Gomes
Tatiana Boavista Barros Heil

 Strategic Committee
Murilo Pinto de Oliveira Ferreira
Gueitiro Matsuo Genso
Luiz Carlos Trabuco Cappi
Oscar Augusto de Camargo Filho
Eduardo de Salles Bartolomeo

 Finance Committee
Gilmar Dalilo Cezar Wanderley
Fernando Jorge Buso Gomes
Eduardo de Oliveira Rodrigues Filho
Marcelo Marcolino	Governance and Sustainability Committee
Fernando Jorge Buso Gomes
Fernando Santos do Nascimento
Eduardo de Oliveira Rodrigues Filho
Priscila Valle Costa de Oliveira
Ricardo Simonsen

 Fiscal Council

Marcelo Amaral Moraes
 Chairman

Paulo José dos Reis Souza
Sandro Kohler Marcondes
Aníbal Moreira dos Santos
Raphael Manhães Martins

 Alternate
Paula Bicudo de Castro Magalhães
Sergio Mamede Rosa do Nascimento
Oswaldo Mário Pego de Amorim Azevedo
Julio Sergio de Souza Cardozo

 Executive Officers

Murilo Pinto de Oliveira Ferreira
 Chief Executive Officer

Clovis Torres Junior
 Executive Officer (Human Resources, Health & Safety,
Sustainability, Energy, Mergers and Acquisitions,
Governance, Corporate Integrity, Legal and Tax)

Luciano Siani Pires
 Executive Officer (Finance and Investors Relations)

Roger Allan Downey
 Executive Officer (Fertilizers, Coal and Strategy)

Gerd Peter Poppinga
 Executive Officer (Ferrous)

Humberto Ramos de Freitas
 Executive Officer (Logistics and Mineral Research)

Jennifer Anne Maki
 Executive Officer (Base Metals)
Rogerio Nogueira
 Investors Relations and Controller Director

Murilo Muller
 Controllership Executive Manager

Dioni Brasil
 Accounting Manager
TC-CRC-RJ 083305/O-8