Form 20-F
period 2023-12-31
Vale S.A.
filed 2024-04-19
CIK 917851

As filed with the Securities and Exchange Commission on April 19, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023
Commission file number: 001-15030

VALE S.A.

(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Gustavo Duarte Pimenta, Executive Vice-President Finance and Investor Relations

Phone: +55 21 3485 5000

Praia de Botafogo 186 – offices 1101, 1701 and 1801– Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common shares of Vale, no par value per share		New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing one common share of Vale	VALE	New York Stock Exchange
6.250% Guaranteed Notes due 2026, issued by Vale Overseas	VALE/26	New York Stock Exchange
3.750% Guaranteed Notes due 2030, issued by Vale Overseas	VALE/30	New York Stock Exchange
6.125% Guaranteed Notes due 2033, issued by Vale Overseas	VALE/33	New York Stock Exchange
8.250% Guaranteed Notes due 2034, issued by Vale Overseas	VALE/34	New York Stock Exchange
6.875% Guaranteed Notes due 2036, issued by Vale Overseas	VALE/36	New York Stock Exchange
6.875% Guaranteed Notes due 2039, issued by Vale Overseas	VALE39	New York Stock Exchange
5.625% Notes due 2042, issued by Vale S.A.	VALE42	New York Stock Exchange

*	Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of Vale as of December 31, 2023, was:

4,539,007,568 common shares, no par value per share

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
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

Form 20-F cross-reference guide

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers
	1A Directors and senior management	Not applicable	–
	1B Advisers	Not applicable	–
	1C Auditors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A [Reserved]	–	–
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk Factors	22
4	Information on the Company
	4A History and development of the company	Business Overview; Information Filed with Securities Regulators; Liquidity and Capital Resources—Uses of Funds—Capital Expenditures	5; 137; 138
	4B Business overview	Business Overview; Lines of Business; Reserves and Resources; Regulatory Matters	5; 43; 99; 115
	4C Organizational structure	Exhibit 8	–
	4D Property, plant and equipment	Lines of Business; Regulatory Matters; Liquidity and Capital Resources—Uses of Funds—Capital Expenditures	43; 115; 137
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Results of Operations	129
	5B Liquidity and capital resources	Liquidity and Capital Resources	137
	5C Research and development, patents and licenses, etc.	Lines of Business	43
	5D Trend information	Results of Operations	129
	5E Critical accounting estimates	Not applicable	–
6	Directors, senior management and employees		–
	6A Directors and senior management	Management	147
	6B Compensation	Management Compensation	160
	6C Board practices	Management—Board of Directors	147
	6D Employees	Employees	164
	6E Share ownership	Major Shareholders; Employees—Performance-based Compensation	141; 165
	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	–
7	Major shareholders and related party transactions
	7A Major shareholders	Major Shareholders	141
	7B Related party transactions	Related Party Transactions	142
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	Consolidated Financial Statements	F-1
		Distributions	143

		Legal Proceedings	166
	8B Significant changes	Results of Operations	129
9	The offer and listing
	9A Offer and listing details	Trading Markets	144
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading Markets	144
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Bylaws—Common Shares and Golden Shares	185
	10B Memorandum and articles of association	Bylaws	185
	10C Material contracts	Lines of Business; Results of Operations; Related Party Transactions	43; 129; 142
	10D Exchange controls	Exchange Controls and Other Limitations Affecting Security Holders	191
	10E Taxation	Taxation	192
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Reserves and Resources	99
	10H Documents on display	Information Filed with Securities Regulators	208
	10I Subsidiary information	Not applicable	–
	10J Annual report to security holders	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Risk Management—Market Risk	39
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Depositary Shares	145
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Controls and Procedures	199
16	[Reserved]	–	–

16A	Audit Committee financial expert	Management—Audit and Risks Committee	155
16B	Code of ethics	Code of Conduct	206
16C	Principal accountant fees and services	Principal Accountant Fees and Services	207
16D	Exemptions from the listing standards for Audit Committees	Management—Audit and Risks Committee; Corporate Governance	155; 200
16E	Purchase of equity securities by the issuer and affiliated purchasers	Purchases of Equity Securities by the issuer and affiliated purchasers	146
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Corporate Governance	200
16H	Mine safety disclosure	Not applicable	–
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	–
16J	Insider trading policies	Not applicable	–
16K	Cybersecurity	Cybersecurity	204
17	Financial statements	Not applicable	–
18	Financial statements	Consolidated Financial Statements	F-1
19	Exhibits	Exhibits	209

I.	Overview

We are one of the largest metals and mining companies in the world, based on market capitalization, and one of the world’s largest producers of iron ore, iron ore pellets and nickel. We also produce copper. Our nickel and copper concentrates contain by-products such as platinum group metals (PGMs), gold, silver and cobalt. We are engaged in greenfield mineral exploration in six countries. In Brazil and other regions in the world, we operate large logistics systems including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have distribution centers to support the delivery of iron ore worldwide. Directly and through associates and joint ventures, we also have investments in the energy business.

Vale S.A. is a stock corporation, or sociedade por ações, that was organized on January 11, 1943, under the laws of the Federative Republic of Brazil for an indefinite period. Its head office is located at Praia de Botafogo 186 – offices 1101, 1701 and 1801 – Botafogo, 22250-145 Rio de Janeiro, RJ, Brazil, and its telephone number is 55-21-3485-5000.

In this report, references to “Vale” are to Vale S.A. References to “we,” “us” or the “Company” are to Vale and, except where the context otherwise requires, its consolidated subsidiaries. References to our “ADSs” or “American Depositary Shares” are to our common American Depositary Shares (our common ADSs), each of which represents one common share of Vale. American Depositary Shares are represented by American Depositary Receipts (ADRs) issued by the depositary.

Unless otherwise specified, we use metric units. References to “real,” “reais” or “R$” are to the official currency of Brazil, the real (singular) or reais (plural). References to “U.S. dollars” or “US$” are to United States dollars. References to “€” are to euros.

VALE ANNUAL REPORT FORM 20-F | 4

Business Overview

OPERATIONAL SUMMARY

The following image describes the countries where we have mining operations, segregated by segment.

The following table presents the breakdown of total net operating revenues attributable to each of our lines of business with continuing operations.

	Year ended December 31,
	2023		2022		2021
	US$ million	% total	US$ million	% total	US$ million	% total
Iron Ore Solutions
Iron ore	27,760	66.4	28,188	64.3	38,324	70.3
Iron ore pellets	5,803	13.9	6,256	14.3	7,053	12.9
Other ferrous products and services	516	1.2	472	1.1	548	1.0
Iron Ore Solutions - total	34,079	81.6	34,916	79.6	45,925	84.3
Energy Transition Metals
Nickel and other products(1)	5,193	12.4	6,619	15.1	5,376	9.9
Copper(2)	2,376	5.7	1,779	4.1	2,590	4.8
Energy Transition Metals - total	7,569	18.1	8,398	19.2	7,966	14.6
Other	136	0.3	525	1.2	611	1.1
Total net operating revenues from continuing operations	41,784	100	43,839	100	54,502	100
(1)	Includes nickel co-products (copper) and by-products (cobalt, PGMs and other precious metals) and marketing activities.
(2)	Does not include copper produced in our nickel operations.

VALE ANNUAL REPORT FORM 20-F | 5

BUSINESS OVERVIEW

About US

Iron Ore Solutions

Iron ore. We operate three systems in Brazil for the production and distribution of iron ore:

•	Northern System: fully integrated system consisting of three mining complexes, a railroad and a maritime terminal.
•	Southeastern System: fully integrated system consisting of three mining complexes, a railroad, a maritime terminal and a port.
•	Southern System: consisting of two mining complexes and two maritime terminals.

Iron ore agglomerates. We currently have a diverse agglomerates portfolio, which includes both pellets and briquettes. We have eight operational pelletizing plants in Brazil and two in Oman, dedicated to pellet production. During 2023, we converted two of our Brazilian pelletizing plants into briquetting plants for briquette production.

Energy Transition Metals

Our Energy Transition Metals business, which includes nickel, copper, cobalt, platinum group metals (PGM) and other precious metals, is conducted through our subsidiary Vale Base Metals Limited (VBM) and its subsidiaries.

Nickel. We have mines and processing plants in Canada and Indonesia, and we control and operate nickel refining facilities in the United Kingdom and Japan. We also have nickel operations at Onça Puma, located in the Brazilian state of Pará.

Copper. In Brazil, we produce copper concentrates at Sossego and Salobo operations, in Carajás, in the state of Pará. In Canada, we produce copper concentrates and copper cathodes in conjunction with our nickel mining operations at Sudbury (Ontario), and Voisey’s Bay and Long Harbour (Newfoundland and Labrador).

Cobalt, PGMs and other precious metals. The ore extracted from our Sudbury nickel operations yields by-products, including cobalt, PGMs, silver and gold. These by-products are processed at our refining facilities in Port Colborne, Ontario. We produce refined cobalt at our Long Harbour facilities in Newfoundland and Labrador. We also receive payments for silver and gold contained in the copper concentrates produced at our Salobo operation and for gold contained in the copper concentrate produced at our Sossego operation, both in Brazil.

BUSINESS STRATEGY

Our strategic pillars are:

•	Promote sustainable mining.
•	Foster low carbon solutions.
•	Stay disciplined.

Promote sustainable mining

Our ambition is to become a reference in safety and dam management, creating value for society, supporting local development, and prioritizing people and nature in our decisions. Below is a description of our plans and strategies to achieve these goals.

Benchmark in safety and dam management. We intend to continuously improve our processes for health, safety, environment and operational risk, prioritizing the use of technology to reduce risk, enhance controls and increase innovation to improve safety and dam management, aiming zero harm to people and the environment.

VALE ANNUAL REPORT FORM 20-F | 6

BUSINESS OVERVIEW

•	Hazard Identification and Risk Analysis. Our process safety program starts with the Hazard Identification and Risk Analysis (HIRA), by identifying the most critical process risks, and their respective controls. Monitoring the integrity of these controls has become part of our daily maintenance routine. For more information, see Overview—Risk Management—Management of Specific Risks—Operational Risks.
•	Management Systems for Geotechnical Structures. We intend to continuously enhance our Tailings and Dam Management System (TDMS) and Ground Control Management System (GCMS).
-	We have enhanced our geotechnical organizational structure per TDMS by implementing the Key Roles for all our Tailings Storage Facilities (TSF). The Key Roles comprise internal and external positions and their adoption is designed to bolster the reliability of our governance model.
-	We are committed to the implementation of the Global Industry Standard on Tailings Management (GISTM) in our operations. As of December 31, 2023, we had successfully integrated GISTM across 48 TSF, 35 are within our Iron Ore Solutions segment in Brazil and 13 in our Energy Metals Transition segment, which includes 11 TSF in Canada and two TSF in Brazil. Additionally, we are on track to ensure that all of our tailing’s facilities comply with this standard by August 2025.
-	Our Ground Control Management System (GCMS) aims to improve the safety of geotechnical structures like waste dumps, open pits, and underground mines. We conducted the Geotechnical Review Boards (GRB) as planned, with the support of well-recognized external consultants. Our external or internal experts supported the Integrated Operation Assessment (IOA). We implemented the Independent Qualified Support (IQS) for the waste rock dumps in the Itabira Complex. We plan to roll out the IQS across all operations in the coming years.
-	We have also performed HIRA for prioritized dams, open pits and waste piles, and the controls to reduce or mitigate the risks identified for the respective structures have been managed according to our Risk Management Policy. We have developed action plans aimed at reducing the risk of structures currently identified as requiring “Mandatory Risk Reduction” under our Risk Management Policy. The scope of these action plans varies and includes improving the emergency response plan, enhancing safety measures, and decommissioning the structure.
•	De-characterization of dams. We are de-characterizing our upstream structures (including dams, dikes and drained piles) in Brazil. As of December 31, 2023, we de-characterized 13 out of 30 upstream structures. For more information, see Overview—Business Overview—Reparation and Remediation Efforts—Brumadinho Reparation and Remediation Efforts.

Regional, social and economic development. We are committed to structured initiatives that support resilient communities development in areas where we operate. Our approach includes promoting the hiring of local businesses, directly and indirectly, throughout the life cycle of our projects. In addition to our responsibility to properly manage our socio-environmental risks and impacts, we actively engage in critical global themes, focusing on education, Indigenous Peoples, Climate Change and fighting poverty. Our strategy involves forming cross-sector partnerships, strengthening public policies, and fostering economic diversification, while respecting the unique skills, cultural heritage, and environmental diversity of the local territories. This is achieved through active listening, open dialogue, and continuous engagement with our stakeholders.

Shared value and trust. We aim to continuously integrate sustainability and social value into our strategies and decision-making process. This commitment includes meaningful engagement with communities and other stakeholders to understand their needs and perspectives, thereby building trust and making relevant contributions to local economies and community well-being. In addition to socio-environmental projects focused on impactful investments, we aim to develop business practices that generate economic value, enhance our competitiveness, and simultaneously share value for society and environment. This approach aligns our operations with the pursuit of solutions to social and environmental challenges.

People-driven culture. We foster a culture that prioritizes people, so that people from all backgrounds feel welcome, and supported to perform at their best in the workplace. For our targets relating to diversity, equity and inclusion, see Overview—Business Overview—Our Environmental, Social and Governance (ESG) Framework—Social and —Cultural Transformation.

VALE ANNUAL REPORT FORM 20-F | 7

BUSINESS OVERVIEW

Nature positive. We are committed to driving positive results for biodiversity, climate, water and people, through investment in restoration, environmental conservation, nature-based solutions, and research, development and innovation. Our initiatives are based on partnerships, engagement and strengthening of local communities, including Indigenous Peoples and Traditional Communities, even beyond the areas where we operate. For our targets related to the environmental agenda, see Overview—Business Overview—Our Environmental, Social and Governance (ESG) Framework—Environmental.

Foster low-carbon solutions

We believe that energy transition is the great growth engine for the next mining cycle. We have the ambition to be the partner of choice with a rich solutions-based portfolio suited to support our customers in their energy transition challenges, using a flexible and competitive approach to adapt to evolving technologies.

Iron Ore Solutions. Our plan is to lead the development of low-carbon emission solutions for ironmaking through a customer-centric approach, fast product development and customized business models. We intend to achieve this by:

•	Developing and guaranteeing iron ore concentration solutions.
•	Optimizing our product portfolio with higher-grade products.
•	Collaborating with partners to foster metallics hubs initiatives, providing high-quality agglomerates.

Energy Transition Metals. Our plan is to debottleneck the supply of sustainable Energy Transition Metals through an agile project development and flexible approach to adapt to evolving technologies. We intend to achieve this by:

•	Expanding copper production to meet increasing demand.
•	Becoming the preferred nickel supplier to the electric vehicle industry by offering low-carbon products with distinct ESG credentials.
•	Accelerating growth in our energy transition operations through strategic partnerships.
•	Pursuing selective inorganic growth.

Customer centricity. We are committed to customer-centric excellence, focusing on delivering low-carbon products reliably and providing customized solutions tailored to our clients’ unique needs. To position ourselves as a preferred supplier, we prioritize the following key aspects:

•	Ensuring reliable deliveries.
•	Engaging partners to co-develop innovative solutions.
•	Securing access to high-grade feed for green steel and low-carbon products for the energy transition.

Technology Innovation. Our approach to technology innovation is centered on developing solutions that reduce environmental impact, address the challenges of climate change, and enable the delivery of high-quality products that support decarbonization.

Circular mining. We expect to help solving mining’s huge waste generation issue by leading the promotion of new technologies and selectively engaging in circular economy, including by:

•	Leveraging concentration technologies to reprocess iron ore tailing.
•	Leading the supply of Energy Transition Metals from slag, ponds, recycled e-waste and battery raw materials.
•	Developing competitive outbound logistics.

Stay disciplined

We aim to pursue consistent operational results, a sound balance sheet, a lean business portfolio and value creation for our stakeholders. Below is a description of our plans and strategies to achieve this ambition:

VALE ANNUAL REPORT FORM 20-F | 8

BUSINESS OVERVIEW

Reliable operations and consistent delivery. We intend to be a reliable operator, by strictly adhering to the principles of our management model known as Vale Production System (VPS), including even greater production discipline, commitment to routines, adherence to plans and best practices. We have been implementing VPS, which integrates our processes and systems into one single framework, enabling us to work with unified objectives and in a standardized way. VPS fosters the creation of a safer work environment and the achievement of sustainable results through effective problem resolution processes. It is composed of three dimensions: leadership, technical and method, which strengthen our organizational culture through people development, routine structuring standardization of best practices and operational discipline. With this, we are redefining the path to operational excellence as a more humane, safer and sustainable company. All our employees are part of this transformation with full engagement with VPS.

Attractive cash returns to shareholders. We aim to be a strong cash generator with a solid dividend policy and robust buyback program.

Strong balance sheet. We are constantly managing our liabilities, evaluating capital market opportunities, and seeking to maintain our credit rating.

Cost, capex and capital allocation efficiency. We aim to consistently maximize shareholder returns through disciplined capital allocation, driven by cost discipline, an optimized balance sheet structure, and efficient capital allocation among projects (based on risk/return analysis). We foster a culture of cost performance, seeking efficiency and best practice opportunities in production, maintenance, procurement and corporate activities.

SIGNIFICANT CHANGES IN OUR BUSINESS

Below is a summary of major events in our business since the beginning of 2023.

Acquisition of interest in Aliança Geração de Energia S.A. (Aliança Energia). In March 2024, we entered into an agreement to acquire the entire 45%-stake held by Cemig Geração e Transmissão S.A. (Cemig GT) in Aliança Geração de Energia S.A. (Aliança Energia). The completion of the transaction is subject to the approval by Cemig GT’s shareholders and customary conditions precedent, including the approval by competent authorities. We will pay R$2.7 billion for the acquisition and, upon closing, we will hold 100% of Aliança Energia’s shares. Aliança Energia's power generation asset portfolio consists of seven hydroelectric power plants in the state of Minas Gerais and three wind farms in operation in the states of Rio Grande do Norte and Ceará. Together, these assets have an installed capacity of 1,438 MW and an average physical guarantee of 755 MW.

Divestment obligation in PT Vale Indonesia Tbk (PTVI). In February 2024, our subsidiary Vale Canada Limited (VCL), together with Sumitomo Metal Mining Co., Ltd. (SMM), signed a Definitive Agreement with PT Mineral Industri Indonesia (MIND ID), to comply with PTVI divestment obligation. Upon completion of the transaction, VCL, SMM and MIND ID will hold approximately 33.9%, 11.5% and 34.0% of PTVI, respectively. Approximately 20.6% will continue to be held by the public on the Indonesia Stock Exchange. As part of this transaction, VLC will receive approximately US$160 million in cash for its stake in PTVI. Following the completion of the transaction, we will no longer consolidate PTVI’s financial results in our financial results and we will account our investment in PTVI using the equity method. The completion of the transaction is subject to customary closing conditions and is expected to happen before the end of 2024.

Acquisition of interest in Anglo American Minério de Ferro Brasil S.A. (Anglo American Brasil). In February 2024, we entered into an agreement to acquire a 15% ownership interest in Anglo American Brasil. This acquisition involves (i) the contribution of the Serra da Serpentina high-grade iron ore resources by us into Anglo American Brasil and (ii) a supplemental cash contribution of US$157.5 million by us (adjusted for net debt and working capital variations at the closing date). Under the terms of the agreement, if the average benchmark iron ore price (IODEX 62%Fe CIF China) remains above US$100/t or below US$80/t for four years after closing, a purchase price adjustment payment will be made to either Anglo American Brasil or us, according to a predetermined formula and within certain limits. The completion of the transaction is subject to the satisfaction of customary conditions precedent including antitrust clearance.

VALE ANNUAL REPORT FORM 20-F | 9

BUSINESS OVERVIEW

Sale of interest in Mineração Rio do Norte S.A. (MRN). In November 2023, we concluded the sale of our 40% stake in MRN, including all associated obligations and rights, to Ananke Alumina S.A., a company affiliated with Norsk Hydro ASA (Hydro). At closing of the transaction, we paid US$72 million to the buyer.

Strategic partnership on the Energy Transition Metals business. In July 2023, we entered into an agreement with Manara Minerals, a joint venture formed by Ma'aden and Saudi Arabia's Public Investment Fund, providing for an equity investment by Manara Minerals in Vale Base Metals Limited (VBM), the holding company of our Energy Transition Metals business. Concurrently, we also entered into an agreement with Engine No. 1 for an equity investment in VBM. Manara Minerals and Engine No. 1 will acquire a combined equity interest of up to 13% in VBM for the aggregated amount of US$3.4 billion, which will be contributed to VBM, thereby diluting our equity interest in VBM to up to 87%. The completion of the transaction is subject to certain closing conditions, including the approval of antitrust and foreign investment authorities and is expected to occur in the second quarter of 2024.

Sale of interest in Companhia Siderúrgica do Pecém (CSP). In March 2023, we and our joint venture partners concluded the sale of our entire equity interests in CSP, a steelmaker plant with installed capacity of 3 million tons of steel slabs/year, located in the State of Ceará, Brazil, to Arcelor-Mittal Brasil S.A. We had a 50% equity interest in CSP. The total purchase price for our interest was US$1,082 million, which was entirely used to prepay the outstanding net debt balance of our interest which was US$1,149 million.

Acquisition of interest in Vale Oman Pelletizing Company LLC (VOPC). In February 2023, OQ Group exercised its option to sell its 30% noncontrolling interest held in VOPC, in a transaction completed in the second quarter of 2023 for US$130 million. With the acquisition, we now own 100% of VOPC’s share capital.

OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) FRAMEWORK

This section contains statements that constitute forward-looking statements. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. For information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see Overview—Forward-looking Statements and Overview—Risk Factors.

We are committed to fully integrating sustainability into our business through systematic planning, prioritizing risk and impact management, and fostering a positive social, economic and environmental legacy in the regions where we operate. Our ESG practices are continuously evolving. To effectively integrate sustainability into our business management practices, we have established a set of ESG commitments that guide our investment priorities and decision-making processes.

We regularly disclose our sustainability performance through our ESG Portal and our annual Integrated Report, in accordance with the Global Reporting Initiative (GRI) Standards. As an active and committed member of the International Council on Mining and Metals (ICMM), we are committed to upholding ICMM’s Mining Principles and Performance Expectations, supporting initiatives like the Extractive Industries Transparency Initiative (EITI) for mineral revenue transparency. We support and are committed to the implementation of the GISTM, an effort to improve safety in all phases of the lifecycle of the tailings’ storage facilities, with a focus on meaningful engagement with communities. Our Integrated Report has also been prepared in accordance with the International Integrated Reporting Framework, under the International Sustainability Standards Board (ISSB).

Our Integrated Report and our ESG Databook, published in an annual basis, also include indicators from the Sustainability Accounting Standards Board (SASB), now part of the International Financial Reporting Standards Foundation, the Task Force on Climate related Financial Disclosures (TCFD), the World Economic Forum (WEF) key metrics, and the United Nations (UN) Sustainable Development Goals (SDGs).

VALE ANNUAL REPORT FORM 20-F | 10

BUSINESS OVERVIEW

Our engagements with socially responsible investors and ESG stakeholders include webinars, roadshows, and a dedicated website, our ESG Portal (https://www.vale.com/esg). The information in our ESG Portal, including our Integrated Report and ESG Databook, is not incorporated by reference in this annual report on Form 20-F. Below are the highlights of our main ESG accomplishments in 2023 and ongoing initiatives.

Environmental

Climate Change. We are committed to leading the transition towards a sustainable mining industry. We endorsed and are aligned with the TCFD framework for risks and opportunities related to climate change. We published the 2021 Climate Change report, (which is not incorporated by reference in this annual report on Form 20-F), following TCFD recommendations, and assessed transition risks (possible impacts on our portfolio) and physical risks (mapped physical impacts for our operations).

We are focused on decarbonizing our operations, and we plan to reduce our Scopes 1 and 2 absolute greenhouse gas (GHG) emissions by 33% by 2030 in line with the Paris Agreement to limit global warming to less than 2°C (WB2D – Well Below 2 Degrees), using 2017 as a baseline, and to become net-zero in Scopes 1 and 2 emissions by 2050. Our Scope 3 emissions, annually calculated and verified by independent third parties, represent 98% of our total emissions and are not under our direct control. We are committed to reducing Scope 3 net emissions by 15% by 2035, with 2018 as a baseline and aligned with the scenario of a temperature increase of 2°C. We plan to achieve this target through the development of new products, nature-based solutions, partnership and engagement with clients and suppliers. Given the uncertainties regarding low-carbon technologies and climate policies, the Scope 3 target will be revised every five years.

Scopes 1 and 2 decarbonization plan. We plan to invest US$4 to 6 billion by 2030 to develop low-carbon solutions, such as the use of biofuels, alternative energy sources and renewable electricity. Our decarbonization pipeline includes a diverse range of projects, each prioritized based on cost competitiveness and emission reduction contribution to our 2030 target. We have consolidated our portfolio for evaluation and prioritization based on a Marginal Abatement Cost Curve (MACC), a tool that helps determine the cost-effectiveness benefit ratio of different projects. It should be noted that the MACC is subject to a risk assessment using the SITA methodology, as well as an assessment of external factors that could impact on the success of the initiative, such as macroeconomic, political and regulatory factors, among other potential obstacles. The SITA methodology considers four criteria for risk assessment: availability of supply and resources (Supply); intensity of emissions reduction (Impact); technological maturity (Technology); and ability to implement the technology sustainably, on time and taking into account operational risks and necessary adaptations to operations (Ability).

In addition, all investment decisions are subject to an analysis based on the internal carbon price of 50 USD/tCO2. We have directed our path towards reducing GHG emissions on the basis of the continuous evaluation of the portfolio of initiatives, weighing up the costs, risks and opportunities within the timeframes of our commitments.

Scope 3 decarbonization plan. In 2023, we made progress on our Climate Agenda with partnerships with clients, development and piloting of innovative products such as briquette, and new technologies being tested on ships that are used to transport our iron ore and iron ore agglomerate. Our EcoShipping initiative manages a roadmap of innovative technologies aligned with the International Maritime Organization (IMO) targets, with projects on energy efficiency (e.g., rotor sails and air lubrication) and alternative fuels (e.g., multi-fuel tank). In November 2023, our Port of Tubarão welcomed the inaugural voyage of the Berge Olympus, equipped with rigid wings, for transporting iron ore. Additionally, we have successfully completed our first biofuel voyage for iron ore shipping. These strategic initiatives are in line with our commitment to reducing Scope 3 emissions. For more information, see our report on scopes 1, 2 and 3 on our ESG Portal (https://www.vale.com/esg). The information in our ESG Portal, including our Integrated Report and ESG Databook, is not incorporated by reference in this annual report on Form 20-F. Below are the highlights of our main ESG accomplishments in 2023 and ongoing initiatives.

Since 2020, we have spent US$1,161 million on efforts to reduce greenhouse gas emissions and mitigate climate change, of which US$351 million were spent in 2023. These disbursements include research and development, capital expenditures and operating expenses, mainly to support and enable the development of new low-carbon products and support the transition process.

VALE ANNUAL REPORT FORM 20-F | 11

BUSINESS OVERVIEW

Energy. We aim to support our operations and our decarbonization roadmap by using renewable electricity sources and offering alternative energy solutions, such as biofuels, low-carbon hydrogen, low carbon or green ammonia and others. This approach aims to ensure efficiency and maintain competitive costs. Our goals are to (i) achieve 100% renewable energy consumption in Brazil by 2025 and globally by 2030; (ii) improve the global energy efficiency indicator by 5% from the 2017 baseline by 2030; and (iii) reduce Scopes 1 and 2 GHG emissions by 33% from 2017, by 2030 and achieve net zero emissions by 2050. We expect to have achieved nearly 100% of energy consumption from renewable sources in Brazil, in 2023, meeting our 2025 target two years ahead of our schedule.

Water. Responsible management of water resources is present in our organizational culture, based on four essential pillars: Governance, Monitoring and Control, Engagement with stakeholders and Water Risk Management. We actively participate in the ICMM, and the Brazilian Mining Institute (IBRAM), and are part of seven River Basin Committees, as well as the Water Resources Technical Groups, collaborating in the definition of guidelines for the conscious management of water resources and effluents in the mining industry. Our global sustainability targets are aligned with the Sustainable Development Goals (SDG) of the United Nations (UN) 2030 Agenda and with the guidelines of ICMM. The 2030 Water Target was achieved in 2021, nine years ahead of schedule. We have since updated our 2030 target. This update of the target will promote an accumulated reduction of 27% (2017 base year) considering the result that had already been achieved.

Atmospheric emissions. Our atmospheric emissions primarily consist of particulate matter (PM), sulfur oxides (SOx), and nitrogen oxides (NOx) released into the atmosphere during transportation, handling and storage processes, through plants chimneys and combustion of fuels in vehicle and equipment. We have undertaken public commitments to minimize these impacts by adopting more efficient processes and new control technologies such as dust suppressants, mist cannons, enclosure of structures, and improvements in end-of-line controls such as bag filters and electrostatic precipitators. We aim to go beyond the obligations set forth in legislation, in line with our global strategy to lead the transition to sustainable mining. At our main operations, Environmental Control Centers (ECCs) operate 24 hours a day, collecting various data from environmental monitoring and in direct contact with operational control centers, allowing us to assess our performance, identify weaknesses, and work on process and control improvements. To guide our operational units, we are focusing on four pillars: Governance, Monitoring, Control, and Risk Management. In 2021, we established our global emission reduction targets to be achieved by 2030 (reduction of 16% in Particulate Matter, 16% in Sulfur Oxides and 10% in Nitrogen Oxides). We have been implementing initiatives across several fronts, with a focus on low-carbon planning integration, technology development, biofuel use, and operational efficiency improvements.

Environmental conservation. Our ambition is to act as a global catalyst for forest conservation. Currently, we help to protect approximately one million hectares of forest as compensation measures, voluntary initiatives and partnerships. By 2030, we intend to recover and protect an additional 500,000 hectares beyond the boundaries of our properties. according to our Forestry Target. In 2023, we recovered over 5,200 hectares and maintain the protection of over 165,000 hectares. Our environmental efforts also include the (i) Recovery of Degraded Areas (RAD), which is a key measure to mitigate and restore some of our impacts. The plans for recovering degraded areas are designed and implemented, aiming to meet the legal requirements and are based on technical solutions required by relevant authorities and (ii) ARO (Asset retirement obligation) which is a legal obligation associated with the retirement of a tangible long-lived asset (industrial facilities, mines or other infrastructures) that we are required to settle. we monitor all mine closure actions and Progressive Rehabilitation initiatives, ensuring that resources are used correctly and that all social, economic, and environmental impacts are considered. Both are important for environmental conservation. Additionally, these plans or programs aim to restore the integrity of the areas to their original state (status quo ante) as much as possible, striving for an environmental condition similar to or better than before the degradation. This includes considering the physical, chemical, and biological limitations of the impacted environments. The plans are developed to incorporate ecological, aesthetic-landscape, and socio-cultural values of the regions into the recovery process, or as outlined in the mine closure plan of the areas.

VALE ANNUAL REPORT FORM 20-F | 12

BUSINESS OVERVIEW

Also in 2023, we conducted a pilot and provided feedback on the development of the new TNFD framework aimed at improving our assessment and management of dependencies, impacts, risks, and opportunities related to nature, through an integrated approach using the LEAP methodology (Locate, Estimate, Assess, Prepare).

Waste. In 2020, we approved our Mining and Metallurgical Waste Management Policy to encourage the transition of our waste management to a circular economy perspective. In 2023, we achieved our goal of having at least 70% of our total production coming from dry processing by reaching 77.2% of our iron ore production by dry processing method. To sustain this target at an iron ore production level of 340-360 million metric tons per year (Mtpy), we are implementing several initiatives, such as our blending strategy, the expansion of Northern System to 240 Mtpy, the Capanema project implementation and the conversion of Plant 1 in Serra Norte to dry processing.

Social

Our Social Ambition. We are dedicated to being a key contributor to the development of resilient communities, actively addressing global humanitarian concerns, and upholding sustainable mining practices. We set a goal to contribute to uplifting 500,000 individuals globally from extreme poverty by 2030. In 2023, we began implementing the first pilot projects, enrolling 30,000 people in the program. We are also committed to supporting all Indigenous communities neighboring our operations in development and execution of their plans and their pursuit of rights under the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP). In 2023, two new Indigenous Peoples near our operations in Brazil, the Ka'apor and Guajajara from the Caru Indigenous Land in Maranhão, entered into agreements for the development of their Consultation Protocols or Territorial and Environmental Management Plans or Life Plans. The development of the Consultation Protocol with the Kayapó People in Pará is currently underway.

Human Rights. We are committed to the United Nations Guiding Principles on Business and Human Rights (UNGPs). We are committed to conducting Human Rights Due Diligence (HRDD) on all our operations and critical projects in 3-5 year cycles. By the end of 2023, 100% of our operations in Brazil had undergone HRDD (including active, suspended and operations undergoing de-characterization). In Malaysia, HRDD was conducted at the end of the year. Our Human Rights department monitors the risk controls and the action plans of the external HRDD.

Community engagement. We are committed to respecting the rights of our communities and the environment. We actively work to prevent risks and mitigate impacts through processes and standards that guide our social initiatives. This process is guided by the following principles: transparency, active listening, social participation, engagement, social capacity, diversity and inclusion, adherence to international standards and operational responsibility. We seek to establish space for structured dialogue to construct Community Engagement Plans. Such plans are set through a model of shared responsibilities together with the community and other players for local development. The plans are based on the principle that mobilization of communities and social participation are crucial in the decision-making process and prioritization of initiatives to be implemented in the area. The Engagement Plans are monitored by the community engagement teams. In 2023, we mapped out 1,574 local relationship communities — 1,106 in Brazil, 82 in Canada, 2 in Wales, 53 in Peru, 33 in Oman, 292 in Indonesia and 6 in Malaysia. In Brazil, 177 communities are considered very high or high priority for engagement. Currently, 88% of the high and very high priority communities have implemented an Engagement Plan, and we expect to have 100% of priority communities with plans by 2026.

Indigenous Peoples and Traditional Communities. We are committed to international standards, such as the ICMM Position Statement on Mining and Indigenous Peoples, International Labour Organization (ILO) Convention No. 169, and the United Nations Declaration on the Rights of Indigenous Peoples. These guidelines are considered in the Global Human Rights Policy, which guides our relationship with Indigenous Peoples and Traditional Communities. We engage with 53 traditional communities in Brazil and with 30 Indigenous Peoples in Brazil, Canada, Peru, and Chile, and some self-identified communities in Indonesia that self-identify as indigenous. In recent years in Brazil, we have signed agreements with the Xikrin do Cateté, Kayapó, and Gavião Indigenous groups (Parkatêjê, Kykatêjê, Akrãtikatêjê) in the state of Pará. These agreements resolved some legal disputes with these populations. Actions resulting from the commitments established in these agreements are ongoing and developed in a participatory manner with the knowledge of judicial and governmental authorities. In 2023, we renewed our Cooperation and Commitment Agreement with the Krenak People in Minas Gerais, focusing on institutional strengthening, quality of life enhancement, and income generation. These agreements embody our commitment to social engagement and are instrumental in fostering improved relations between our operations and Indigenous territories.

VALE ANNUAL REPORT FORM 20-F | 13

BUSINESS OVERVIEW

Grievance Mechanism. Dialogue and engagement with the communities we interact with are fundamental to our social performance. In addition to having teams dedicated to fostering these relationships, we provide channels through our global complaint mechanism, such as Alô Vale, Contact Us, and the Reparation Helpdesk. This mechanism aligns with the UN Guiding Principles on Business and Human Rights (UNGP) and the Position Statements of the International Council on Mining and Metals (ICMM). In 2023, we registered 9,911 interactions with communities, of which 99.5% received responses, and 83.5% of the requests were addressed. Of all complaints, 50% concerned access and road improvements, dust control and weeding/pruning requests, crossing/mobility improvements and noise control.

Socioeconomic Contribution. We are committed to positively impacting society, by investing in socioeconomic actions and projects focused on community development. We invest in actions that contribute to the development and improvement of urban infrastructure and mobility, traditional communities, education, culture, health, and work and income generation in the regions where we operate. In 2023, we invested US$677 million on social initiatives. Of this amount, 45% was spent on voluntary and mitigating actions, 14% on Brazilian-tax-exempted programs, and 41% on mandatory actions.

Diversity, Equity and Inclusion (DEI). DEI are strategic and connected to our sustainability principles as it directly impacts our ability to innovate and be more attractive to diverse talents. Our goal is to have 26% of women in the workforce by 2025 and 40% of our leadership roles in Brazil represented by employees who self-declare Black. In 2023, women represented 24.4% of our workforce, a 17% increase compared to 2022 and 34.9% self-declared Black in leadership roles, an increase of 8.8% compared to 2022.

Health and Safety. We are committed to improving the health and safety of our workers, consistent with our pillar of promoting sustainable mining. In 2023, we reduced fatalities by 80% compared to 2022 and by 53% the number of exposures to the main health risk agents compared to 2019.

Community Safety. We have been working on strengthening the management of the community safety process. The safety events with social loss are related to our activities (whether in areas under our responsibility, in external areas that are related to production or related to support activities although not all of which caused by us or under our direct responsibility). The work aims to better understand the impact on the territories where we are present. An example are injuries caused by staff transportation buses and community vehicles, where regular heavy vehicles transit in small urban center and as a result increases the chance of accidents. In 2023, there were 105 events with community members that resulted in 11 fatalities and 115 non-fatal injuries. These events represented a 18% increase in 2023 when compared to 2022, against our original goal of a 10% reduction. The number of fatalities reduced by 31% in 2023, compared to 2022. In 2024, we will keep our goal to reduce the occurrence of community events with injury (fatal and non-fatal) by 10% in relation to the 2023 results.

Governance

Corporate Governance. We have been listed on the Novo Mercado of the B3 since 2017, a segment of the Brazilian stock market with the highest level of governance. We have been investing in improving our corporate governance, benchmarking against national and international best practices, and developing our understanding of investors’ perspective on these matters. For more information, see Management and Employees—Management—Board of Directors and —Other Advisory Committees to the Board of Directors.

Compensation. We are committed to align our compensation programs to our business strategy and the goal of being a safer company. We implemented a number of changes, such as the adoption of a malus clause and a new clawback policy under which, upon the occurrence of certain events of, the Board of Directors may reduce variable compensation of executives or require that executives return amounts received and can implement new share ownership guidelines for executive officers. Since 2020, we are following and reviewing standards for the compensation of executive officers: for short-term compensation, at least 30% of performance goals must be ESG-driven and directly related to safety, risk management and sustainability targets; and, with respect to long-term compensation, since 2022 at least 25% of performance goals must be based on ESG metrics. Overall, 12% of total remuneration must be linked to ESG metrics.

VALE ANNUAL REPORT FORM 20-F | 14

BUSINESS OVERVIEW

Risk Management. We have five executive risk committees that advise our management concerning each of these risk categories: (i) operational, (ii) geotechnical, (iii) strategy, finance and cyber, (iv) compliance, institutional relations and communication and (v) sustainability.

We also have six advisory committees to our Board of Directors, one of them with major roles in advising the Board and monitoring our risks: the Audit and Risks Committee, which evaluates, and monitors matters related to risks of the Company, including operational and geotechnical risks, and the effectiveness and sufficiency of our controls and risk management system. The Audit and Risks Committee advises the Board of Directors regarding the risk management strategy, including the analysis of corporate policies on this topic and risk appetite guidelines, as well as our integrated risk map, in addition to advice on the assessment of the efficacy and sufficiency of controls and risk management systems, among other attributes defined in the committee’s internal regulation.

Cultural transformation

Since Brumadinho, we have been undergoing a deep transformation, looking inward and rebuilding ourselves around a new cultural paradigm. We believe in learning from the past to evolve in the present. Our focus is on collective learning with respect, active listening, and an acute awareness of our role in both remedying past impacts and fostering the development of the neighboring communities. We are transforming from the inside out, striving to become the entity we envision. Aligned with our purpose and values, we are evolving into a more sustainable, efficient, and innovative company.

Our journey of cultural transformation commenced in 2019 with our first Global Cultural Diagnosis, aimed at understanding our current culture. Based on these insights, we initiated cultural activation efforts to foster awareness and engagement at every leadership level. Alongside our senior leadership, we established our Purpose and formulated our Cultural Narrative, propelling our desired cultural shift. Since then, we have been implementing various actions and campaigns, experiencing cultural transformation in practice. Results from our Engagement Survey are encouraging, indicating advancements in Culture, Leadership, Career, Well-being, and Belonging, and positively impacting our Safety, VPS, People, Innovation, and Sustainability efforts.

Reparation and Remediation EFFORTS

Brumadinho reparation and remediation efforts

On January 25, 2019, a tailings dam collapsed at our Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The collapse of the dam released a flow of tailings residue, which submerged our administrative area at the Córrego do Feijão mine and reached parts of the communities of Córrego do Feijão and Parque da Cachoeira outside of Brumadinho, as well as the nearby Paraopeba River. The dam collapse resulted in 270 fatalities, including two pregnant women, and three victims that are still missing, and caused extensive property and environmental damage in the region.

We will never forget Brumadinho. We reaffirm our respect for the victims and their families, prioritizing the fair and agile reparation of Brumadinho. As we move forward on our path to make our business better, committed to valuing people, safety and reparation, we stand firm in our commitment to become one of the safest and most reliable mining companies in the world.

Immediate assistance. We have provided humanitarian assistance to victims and their families since the very first moments.

Judicial Settlement for Integral Reparation. In 2021, we entered into the Judicial Settlement for Integral Reparation, with multiple public authorities, under which we agreed to implement several socio-economic and socio-environmental reparation projects.

•	The estimated economic value of the Judicial Settlement for Integral Reparation is R$37.7 billion, which includes: (i) R$6.3 billion in disbursements made prior to the settlement date and with scope similar to the agreement; (ii) R$19.9 billion in disbursements required for the implementation of projects and to be managed by the authorities; (iii) a cap of R$6.4 billion in estimated costs of the socio-economic reparation projects to be directly implemented by us; and (iv) R$5 billion in estimated costs for certain environmental recovery projects (Plano de Reparação Ambiental) to be implemented by us, which are not subject to a cap.
•	The Judicial Settlement for Integral Reparation settles most of the requests made in certain public civil actions in which public authorities sought damages and a wide range of injunctive measures against us as a result of the Brumadinho dam collapse.
•	We have made disbursements with respect to 68% of the updated value of the commitments set out in the Judicial Settlement for Integral Reparation. As of December 31, 2023, we incurred in R$28,848 million to pay for infrastructure works and environmental and socioeconomic reparation actions, and had advanced 87% of our obligations to pay, amounting to R$19,149 million and 25% of our obligations to perform certain actions, corresponding to R$3,422 million. In addition to these amounts, the total includes R$6,277 million in disbursements made before the date of signing the agreement.

VALE ANNUAL REPORT FORM 20-F | 15

BUSINESS OVERVIEW

Other agreements related to Brumadinho dam collapse. We are committed to promoting expedite reparation and remediation for those affected by the Brumadinho dam collapse. This includes resolving related legal proceedings. Highlighted below are our key settlement agreements with public authorities.

•	April 2019 preliminary settlement agreement with Minas Gerais state public defenders: In April 2019, we entered into an agreement with the public defenders’ office of the state of Minas Gerais to establish the framework for out-of-court settlement agreements for damage claims for property and other economic and moral damages (danos morais). As of December 2023, we had reached settlements with over 12,886 individuals totaling approximately R$2.4 billion, considering Brumadinho and evacuated territories.
•	Settlement agreements with public labor prosecutors and labor unions: In July 2019, we entered into a settlement agreement with the public labor prosecutors to indemnify relatives of the victims of the dam collapse. In March 2020, we entered into a settlement agreement with the labor unions to indemnify survivor workers and workers based on the Córrego do Feijão and Jangada Mine. In July 2021, we entered into a settlement to pay indemnification to the family units of deceased employees in connection with the extinction of their employment contracts. As of December 2023, we had reached settlements, with over 2,507 individuals totaling approximately R$1.8 billion.
•	Agreement with Indigenous Peoples: Regarding the Brumadinho Reparation, we signed another Term of Commitment and other agreements in 2023, with the Pataxó and Pataxó Hã-Hã-Hãe Indigenous Peoples of Tronco de Gervasio and Antônia. We are awaiting the final judgment to complete payments to the Pataxó and Pataxó Hã-Hã-Hãe Indigenous Peoples. Negotiations with the group from Naô Xohã Village are ongoing. We continue to follow the court decision that mandated the temporary relocation of families from Naô Xohã village, who remained in the area affected by the Córrego do Feijão mine dam collapse in Brumadinho. Accordingly, we purchased an area in Brumadinho, indicated by the Indigenous Peoples, for the temporary relocation of the affected Indigenous families, with the option to make it permanent as part of a potential collective reparation agreement with this group.
•	Agreement with Quilombola Communities: Regarding the four quilombola communities in Brumadinho impacted by the dam collapse, we have defined measures for remediating collective diffuse damages, tied to the Quilombola Component Studies for Impact and Damage Assessment. All stages of this process have involved active community participation and were overseen by the Palmares Cultural Foundation, which is the institution responsible for protecting the rights of these communities, an Independent Technical Advisory, and the Federal Public Defender's Office. These measures will be negotiated with the relevant parties as part of the Comprehensive Judicial Reparation Agreement. In the case of the three quilombola communities in the Paraopeba River basin, we are awaiting the government authority's issuance of the Terms of Reference for conducting studies to support the ERSHRE (Human Health Risk Assessment and Ecological Risk Evaluation).

VALE ANNUAL REPORT FORM 20-F | 16

BUSINESS OVERVIEW

Other settlement agreements. We have entered into other settlement agreements with public authorities, in addition to individual settlement agreements. These include support for municipals services, emergency payments to Indigenous Peoples, specific remediation measures, external audits, and asset structural integrity reviews, measures to reinforce structures and suspension of operations. For additional information on legal settlements, proceedings and investigations relating to the Brumadinho dam collapse, see Additional Information—Legal Proceedings.

Other Reparation and remediation efforts. We have concluded work on two pipelines to withdraw water from two rivers, the Pará River and the Paraopeba River, as part of the construction of new water supply systems to serve the population of Pará de Minas and the metropolitan area of Belo Horizonte. We have more than 500 water collection, supply and treatment ongoing civil works in 31 municipalities, including the river basins: Paraopeba, Velhas and Doce, potentially serving a population of more than 4 million people.

Other agreements related to reparation and remediation efforts

Below is a summary of the agreements we have made with the Public Defender’s Office of the state of Minas Gerais. For more information, see Additional Information—Legal Proceedings.

Nova Lima. In March 2021, we entered into an agreement (termo de compromisso) with the Public Defender’s Office of the state of Minas Gerais, to regulate and establish comprehensive criteria for indemnifying individuals affected by the evacuation in the community of São Sebastião das Águas Claras (Macacos) in the municipality of Nova Lima, due to the rise in the emergency level of B3/B4 dam.

Itabira. In June 2022, we entered into an agreement (termo de compromisso) with the Public Defender’s Office of the state of Minas Gerais, to regulate and establish comprehensive for indemnifying individuals affected by the “loss of stability” and subsequent increase in the risk of collapse of the Pontal Dam and its dikes, in the municipality of Itabira.

Dam safety measures

We have implemented several initiatives to enhance our tailings and dam management process and improve dam safety.

De-characterization of upstream dams. Our key initiative is the de-characterization of all our upstream structures in Brazil, including dams, dikes and drained piles. The term “de-characterization” means functionally reintegrating the structure and its contents into the environment, so that the structure no longer serves its primary purpose of acting as a tailings containment. In 2023, we spent a total of US$458 million in connection with the de-characterization of upstream structures/dams. As of December 31, 2023, we had a provision of US$3,451 million recognized in our balance sheet for the de-characterization of upstream structures. Additional provisions may be recognized as a result of adjustments to the de-characterization projects.

In 2023, we completed de-characterization of one more geotechnical structure built by the upstream raising method, out of 30 original structures contemplated by our de-characterization plan. The following summary sets forth our yearly progress:

•	In 2023, we concluded the de-characterization of Dike 2 of Pontal (pending validation by the regulatory agency).
•	In 2022, we concluded the de-characterization of five structures: dikes 3 and 4 of Pontal, Auxiliar Dike of B5 MAC, Baixo João Pereira and Ipoema dams (dikes 3 and 4 of Pontal and Auxiliar Dike of B5 MAC are pending certification by the regulatory agency).
•	In 2021, we concluded the de-characterization of Pondes de Rejeitos dam, Fernandinho dam and the de-characterization of dike 5 of Pontal (the later waits for validation from the regulatory agency).
•	In 2020, we concluded the de-characterization of Rio do Peixe, Kalunga 2 and Kalunga 3 dikes.

VALE ANNUAL REPORT FORM 20-F | 17

BUSINESS OVERVIEW

•	In 2019, we concluded the de-characterization of the 8B dam in the city of Nova Lima.

Our plan also includes the construction of containment structures (back-up dams) for certain dams, to retain tailings in case of dam collapse, protecting the area downstream from the potential failure of these dams during the de-characterization works. Between 2020 and 2021, we concluded the construction of three downstream back-up dams, one for the Sul Superior dam, one for B3/B4 dam, and one for Forquilha I, Forquilha II, Forquilha III, Forquilha IV and Grupo dams. In 2022, we completed the construction of ECJ Coqueirinho, a back-up dam for Minervino and Cordão Nova Vista dikes, in the Pontal Dam, in Itabira, currently at Emergency Level 1. In 2023, we worked on defining the solutions to implement a new downstream back-up dam to Minervino and Cordão Nova Vista Dikes named ECJ2. The works to construct this structure will start in 2024.

The de-characterization process is important for the long-term risk reduction of the upstream tailing’s facilities, but the works required for the de-characterization process may impact in the short term the geotechnical stability of certain upstream tailings facilities, increasing the of risk of collapse of these structures especially during the first phases of this process. To mitigate this risk, we have evacuated the downstream zones of the critical dams and we are building back-up dams to contain the tailings in case of failure. To mitigate the risk of fatalities, we are considering alternatives to perform the works in these critical dams with remotely operated equipment, the design of which is being reviewed with proper redundancy levels.

In 2023, B3/B4 Dam, for example, had its emergency level lowered from 2 to 1, due to the progress of the dam de-characterization. The works were carried out with remotely operated equipment and managed to remove more than 90% of the tailings, which improved the stability conditions of the structure. We also operate tailings dams in Canada, including compacted outer shell upstream dams. These upstream dams are not part of our de-characterization program and there are no technical or regulatory reasons for doing so. All our dams in Canada have been built in accordance with engineering guidance documents issued by the Canadian Dam Association. Legacy dams that pre-date this guidance are being upgraded accordingly through a comprehensive program of dam rehabilitation and toe buttressing.

Our joint venture Samarco Mineração S.A. (Samarco) owns two upstream tailings dams. In June 2023, Samarco completed the de-characterization works in one of these dams (Germano Pit Dam), which remains under active monitoring. The de-characterization works for the other dam are ongoing, in line with the schedule and project presented to the competent agencies.

Governance measures In April 2021, the Independent Ad Hoc Consulting Committee for Dam Safety (CIAE-SB), concluded its work, providing its final report to our Board of Directors. We continue our work on dam safety, under the Independent Tailings Review Board (ITRB), which follows international best practices. We have implemented action plans for CIAE-SB with more than 98% of these actions completed and the remaining expected to be complete by 2024.

Monitoring and Precautionary Measures. We have been closely monitoring our active and inactive dams. Among other measures to improve our dam safety, we have implemented our Tailings and Dam Management System (TDMS), we have dedicated teams with enhanced governance, and we have revised processes and standards. Since 2019, we have established three Geotechnical Monitoring Centers for 24/7 monitoring of structures related to our Iron Ore Solutions and Energy Transition Metals operations in Brazil. We have implemented the most advanced technologies to monitor our TSF in the last years and now we are working to make the systems and infrastructure more robust and reliable.

Brazilian regulations require semi-annual stability certifications (Stability Condition Statement or DCE) from an independent expert for each of our dams covered by the National Dam Safety Policy (PNSB). In case we are unable to comply with safety requirements necessary for the issuance the DCE of a certain dam, we need to take certain emergency actions based on the Emergency Action Plan for Mining Dam for such dam, which may include the suspension of related operations, evacuation of the area surrounding the dam and removal of communities.

VALE ANNUAL REPORT FORM 20-F | 18

BUSINESS OVERVIEW

In September 2023, we obtained positive DCEs for 78 dams (72 dams in our Iron Ore Solutions operations and 6 in our Energy Transition Metals operations), of a total of 96 structures currently covered by Brazilian legal policy. We did not obtain positive DCEs for 18 structures (all of them in our Iron Ore Solutions operations). We have a plan to reduce the number of structures without positive DCEs, including, in some cases, improving the discharge capacity of the spillway, reinforcing the embankment, improving the geotechnical knowledge of the structure and its foundation and the TSF de-characterization plan. We have also improved our Geotechnical Design Governance Model requiring mandatory design review, internal technical gates and risk analysis for projects according to their classification in terms of severity, complexity and investment.

In 2023, three of our structures had their emergency level removed and obtained positive DCEs. Between 2022 and 2023, eleven structures received positive DCEs, with emergency level removed. The improvement in the safety conditions of our structures reflects the efforts the company has been making, implementing measures such as the new management system for our tailings storage facilities, driven by lessons learned from the dam collapse in Brumadinho and best practices international standards, as defined in the GISTM. Additional information on the status of DCEs and emergency levels of our structures is available on our ESG Portal, at https://www.vale.com/esg. Information on our website is not incorporated by reference in this annual report on Form 20-F.

Commitment to the Global Industry Standard on Tailings Management (GISTM). We, along with all ICMM members, are dedicated to implementing the GISTM. In alignment with this commitment, we successfully achieved conformance with the GISTM for all prioritized tailings facilities in August 2023, meeting the industry’s timeline. To date, we have implemented the GISTM at 48 tailings facilities, including 35 from our Iron Ore Solutions segment in Brazil and 13 from our Metals for Energy Transition segment (11 in Canada and two in Brazil), each with comprehensive action plans. We believe that we are on track to ensure that all of our tailings facilities comply with the standards by August 2025. Additional information on the GISTM journey is available on our ESG Portal, at https://www.vale.com/esg. Information on our website is not incorporated by reference in this annual report Form 20-F.

RESPONSES to the COLLAPSE OF SAMARCO’S TAILINGS DAM IN MINAS GERAIS

In November 2015, the Fundão tailings dam owned by our joint venture Samarco collapsed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce River. The collapse resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by us and BHP Billiton Brasil Ltda. (BHP Brasil).

In June 2016, Samarco, us and BHP Brasil, in agreement with public authorities, created Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam collapse. Currently, Fundação Renova is carrying out 42 remediation programs established under the settlement agreements entered into with public authorities, following the governance mechanisms established in these settlement agreements. Fundação Renova must be funded by Samarco, up to a certain limit specified in the approved Judicial Reorganization Plan. However, if Samarco is unable to provide the necessary funds, BHP Brasil and we must ratably bear the funding requirements under the Framework Agreement.

As of December 2023, more than 468,000 people in the Doce River basin have been served and received approximately R$17 billion in total indemnities and Emergency Financial Aid paid from Fundação Renova. Approximately 332,000 people were supported through the Mediated Compensation Programme (PIM), 106,000 people through the Simplified Indemnity System (NOVEL) and additional 32,000 people received Emergency Financial Aid payments. The Simplified Indemnity System was terminated by a court order in September 2023 and Fundação Renova expects to complete the indemnification process in 2024.

In 2022, following a court order, Fundação Renova resumed the payments of emergency subsistence aids to Indigenous Peoples of Espírito Santo and has since established a negotiating table to resolve disputes in the reparation process. The renegotiation process and the conciliation hearings mediated by the 4th Federal Court of Belo Horizonte took place during 2023 and the conciliation is expected to happen until June 2024.

VALE ANNUAL REPORT FORM 20-F | 19

BUSINESS OVERVIEW

For a discussion of the funding of Fundação Renova and the impact on our consolidated financial statements, see Operating and Financial Review and Prospects—Overview—Fundação Renova and Samarco Funding. For a discussion of the legal proceedings resulting from the collapse of Samarco’s tailings dam, the settlement agreements we entered into with public authorities and the creation of Fundação Renova, see Additional Information—Legal Proceedings. For further information on the actions taken by Fundação Renova, see https://vale.com/ (under English Version/Investors/ESG Portal/Reparation/Fundação Renova). Information on our website is not incorporated by reference in this annual report on Form 20-F.

Since the collapse of the Fundão dam, Samarco has been subject to extensive litigation and in a situation of financial distress. Samarco has defaulted under some of its financing agreements and, in April 2021, Samarco filed for Judicial Reorganization with the 2nd State Court for Corporate Matters of Belo Horizonte, to restructure, among other debts, its financial debt. In May 2023, we entered into a binding agreement with Samarco, BHP Brasil, and certain creditors who held portions of Samarco’s notes and non-secured bank debt. This agreement established the framework for Samarco’s debt restructuring under a mutually agreed restructuring plan. In July 2023, this consensual plan was jointly filed. In September 2023, the 2nd State Court for Corporate Matters in Belo Horizonte approved the reorganization plan. By January 2024, Samarco completed the restructuring of its financial debt. This was achieved through the issuance of new senior debt bonds maturing in 2031 in line with the stipulations of the judicial reorganization plan and the issuance of local debentures to certain remaining creditors. For more information, see Overview—Risk Factors—Legal, Political, Economic, Social and Other Regulatory Risks and Information on the Company—Lines of Business—Other Investments—Samarco Mineração S.A.

VALE ANNUAL REPORT FORM 20-F | 20

Forward-looking Statements

This annual report contains statements that may constitute forward-looking statements. Many of those forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “may,” “will,” “plan,” “intend,” “estimate,” “target,” “ambition,” “potential,” among others. Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

•	trends in commodity prices, supply and demand for commodities;
•	the future impact of competition and regulation;
•	the exploration of mineral reserves and resources and development of mining facilities;
•	the depletion and exhaustion of mines and mineral reserves and resources;
•	the impact of the collapse of the tailings dam in Brumadinho in 2019, the collapse of Samarco’s tailings dam in 2015, and related remediation measures on our operations, cash flows and financial position;
•	the implementation of our dam de-characterization plan;
•	the outcome of the various investigations, regulatory, governmental, uncertain tax treatments and legal proceedings in which we are involved;
•	the impact of the ongoing wars in Ukraine and in the Middle East, the economic sanctions imposed on Russia and their impact on the global economy, which are highly uncertain and difficult to predict;
•	our direction and future operations;
•	the implementation of our financing strategy and capital expenditure plans;
•	the payment of dividends or interest on shareholders’ equity;
•	compliance with financial covenants;
•	industry trends, including the direction of prices and expected levels of supply and demand;
•	the implementation of our principal operating strategies, including our potential participation in acquisition, divestiture or joint venture transactions or other investment opportunities;
•	our ability to comply with our ESG targets and commitments;
•	the implementation of new technologies to mitigate operational risks or achieve our ESG targets and commitments;
•	other factors or trends affecting our financial condition or results of operations; and
•	the factors discussed under Overview—Risk Factors.

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

VALE ANNUAL REPORT FORM 20-F | 21

Risk Factors

Our business, operations and financial results are subject to various risks and uncertainties, including but not limited to those described below and elsewhere in this annual report, which could harm our business, reputation, financial condition, and operating results, and affect the trading price of our securities. Additional risks and uncertainties that are not currently known to us or that are not currently believed by us not to be material may also harm our business, financial condition and results of operations.

Geotechnical Risks

The collapse of a dam or other geotechnical structure may cause severe damages, including personal, property and environmental damages.

We own a significant number of dams and other geotechnical structures. Some of our tailing’s storage facilities were built using the upstream raising method, which may present higher stability risks, especially related to liquefaction. Some of our joint ventures and investees, including Samarco, also own dams and similar structures, including structures built using the upstream raising method.

•	The collapse of any of these structures could cause loss of life and severe personal, property and environmental damages, as well as negative social impact, and could have adverse effects on our business and reputation, as evidenced by the consequences of the dam collapse in Brumadinho and Samarco’s dam collapse in Mariana.
•	The evacuation of the downstream zones of the critical dams, construction of physical barriers (back-up dams) to contain the tailings in case of failure and other safety measures we take may not be sufficient to prevent damages and impact on communities.
•	Brazilian laws and regulations require us to de-characterize all our upstream dams on a specified timetable. We are still determining the appropriate measures for the de-characterization of certain upstream dams in Brazil. The works related to the de-characterization process may impact the geotechnical behavior of certain upstream tailings facilities, affecting the risk of collapse of these structures. In extreme cases, this process, when associated with other conditions, may contribute to the collapse of structures.
•	As of the date hereof, we have concluded approximately 43% of our de-characterization plan. The elimination of 100% of the dams in the de-characterization program is expected to be achieved by 2035, given the dams technical characteristics, such as volumes of tailings contained. The implementation of the de-characterization plan will require significant expenditures, and the de-characterization process may take a long time. For a discussion of the impacts of our de-characterization plan, see Overview—Business Overview—Reparation and Remediation Efforts—Dam Safety Measures—De-characterization of Upstream Dams.

The collapse of our tailings dam in Brumadinho has adversely affected our business, financial condition and reputation, and the overall impact of the dam collapse on us is still uncertain.

In January 2019, the dam collapse in Brumadinho resulted in 270 fatalities, including two pregnant women, in addition to personal, property and environmental damages. See Overview—Business Overview—Reparation and Remediation Efforts—Brumadinho Reparation and Remediation Efforts. This event has adversely affected and will continue to adversely affect our operations.

•	Liabilities and legal proceedings. We continue to be a defendant in several legal proceedings and investigations related to the dam collapse, including criminal investigations in Brazil and securities litigation in the United States. Additional proceedings and investigations may be initiated in the future. Adverse results in these proceedings may have a material adverse effect on our business and financial condition. See Overview—Business Overview—Reparation and Remediation Efforts—Brumadinho Reparation and Remediation Efforts and Additional Information—Legal Proceedings.

VALE ANNUAL REPORT FORM 20-F | 22

RISK FACTORS

•	Impact on our financial performance. The dam collapse had a significant impact on our financial performance, which included reduced revenues due to the suspension of operations, increased expenditures for assistance and remediation, impairments of fixed assets, provisions for costs of de-characterization, restoration and recovery, and provisions for legal proceedings. See Operating and Financial Review and Prospects—Overview—Tailings Dam Collapse in Brumadinho.
•	Increase in production costs and capital investments. We have made investments and adjustments in our operations and may need to make additional investments and adjustments to production processes, mitigate the impact of suspended operations or comply with additional safety requirements. We may also have to use alternative disposal methods to continue operating certain mines and plants, particularly those that rely on tailings dams. These alternative methods may be more expensive or require significant capital investments in our mines and plants. As a result, we expect our costs to increase, which may have a material adverse effect on our business and financial condition.
•	Additional regulation and restrictions on mining operations. Rules on mining activities and ancillary activities, such as dam safety, rights of populations affected by dams, have become stricter following the dam collapse in Brumadinho. Additional rules may be approved. The licensing process for operations has become longer and subject to more uncertainties. Also, external experts may be reluctant to attest to the stability and safety of our dams, as a result of increasing liability risks. If any of our dams is unable to comply with the safety requirements or if we are unable to obtain the required certification for any of our dams, we may need to suspend operations, evacuate the area surrounding this dam, relocate communities and take other emergency actions. These measures are costly, may adversely impact our business and financial condition and may cause further damage to our reputation.
•	Additional environmental impacts. The entire environmental consequences of the dam collapse in Brumadinho remain uncertain, and additional damages may be identified in the future. Also, failure to implement our de-characterization plan and measures to prevent further accidents could also lead to additional environmental damages, additional impacts on our operations, and additional claims, investigations and proceedings against us.
•	Reserves and resources. New regulations applicable to dam licensing and operations have caused, and may further cause, decreases in our reported reserves and resources or reclassification of proven reserves as probable reserves.
•	Increased cost of insurance. Our cost of insurance may rise, and we may not be able to obtain insurance for certain risks.
•	Settlement Agreements. Under the Judicial Settlement for Integral Reparation and other settlement agreements, we have agreed to establish a set of programs and activities to repair and compensate the damages caused by the dam collapse in Brumadinho. These settlement agreements do not establish cap on our indemnification obligations, and the frameworks for individual or group indemnifications do not prevent individuals or groups from seeking alternative measures. For more information, see Additional Information—Legal Proceedings—Legal Proceedings Related to the Dam Collapse in Brumadinho.

Operational Risks

Operational problems could materially and adversely affect our business and financial performance.

Operational disruptions might require us to suspend or curtail operations, which could generally reduce our productivity. Operational disruptions may also result in the failure of critical plant and machinery, and materially and adversely affect our business and results of operations.

Our business is subject to a number of risks that may adversely affect our results of operations, such as:

•	Unexpected weather conditions or other force majeure events.
•	Adverse mining conditions delaying or hampering our ability to produce the expected quantity of minerals and to meet specifications required by customers, which can trigger price adjustments.
•	Accidents or incidents involving our mines, industrial facilities and related infrastructure, such as dams, plants, railway and railway bridges, ports and ships.

VALE ANNUAL REPORT FORM 20-F | 23

RISK FACTORS

•	Disruptions in our supply chain or delays or interruptions in the transportation of our products, including with railroads, roads, ports and ships.
•	Tropical diseases, viral outbreaks, and other contagious diseases in regions where some of our operations or projects are located, which pose health and safety risks to our employees.
•	Labor disputes that may disrupt our operations from time to time.
•	Changes in market conditions or regulations may affect the economic prospects of an operation and make it inconsistent with our business strategy.
•	Failure to obtain the renewal of required permits and licenses, or delays or higher than expected costs in obtaining them.
•	Disruptions to or unavailability of critical information technology systems or services resulting from accidents or malicious acts.

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

Our business is subject to health, safety, and environmental incidents.

The viability of our business is intrinsically connected to the well-being of the environment, workers, and communities in which we operate. Our activities involve the use, handling, storage, discharge, and disposal of hazardous substances into the environment and the use of natural resources, resulting in significant risks and potential adverse impacts on people and the environment, including fire, explosion, toxic gas leaks, spilling or seepages of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of other operational structures. Regarding occupational risks, our activities involve hazard and risks associated with mobile equipment, vehicles or machinery and other industrial equipment that can generate incidents and potentially fatal accidents. Such events may be associated with deficiencies in hazard identification, risk assessment, implementation of controls, and risk management. Once these risks materialize, they could result in significant environmental and social impacts, human rights violations, damage to or destruction of mines or production facilities, injuries, illness and fatalities, involving employees, contractors or community members near our operations, as well as delays in production, monetary losses and possible legal liability. Additionally, our employees may be exposed to tropical and contagious diseases that may affect their health and safety, and we have corporate guidelines to mitigate these risks. Notwithstanding our standards, policies, controls and monitoring procedures, our operations remain subject to incidents that could adversely impact our business, stakeholders, reputation or violate human rights.

Our business may be adversely affected by social, cultural, environmental and health and safety regulation, including regulations pertaining to climate change.

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

VALE ANNUAL REPORT FORM 20-F | 24

RISK FACTORS

In connection with our authorizations, licenses and permits, we may be subject to restrictions relating to the operation and maintenance of dams, protection of communities, including Indigenous People, protection of caves, fauna and flora, climate change, among others, which may require us to limit or modify our mining plans, having an impact on our production volumes, costs and reserves and resources. For more information on our mining concessions and other similar rights, see Information on the Company—Regulatory Matters. Difficulties in obtaining or renewing permits may lead to construction delays, cost increases, and may adversely impact our production volumes. Social, environmental and health and safety regulations also impose standards, procedures, monitoring and operational controls on activities relating to mineral research, mining, beneficiation, pelletizing activities, railway and marine services, ports, de-characterization, decommissioning, mine closure activities, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities. Litigation and legal and regulatory uncertainties relating to these, or other related matters may adversely affect our financial condition or cause harm to our reputation.

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

Another aspect that can interfere with business directly or indirectly is the political and social scenario in the territories where we operate. For a discussion of the rules relating to licensing and operations of dams following the tailings dam collapse in Brumadinho, see Information on the Company—Regulatory Matters—Brazilian Regulation of Mining Dams. For a discussion of the rules relating to the protection of caves in Brazil, which may require us to limit or modify our mining plans from time to time, see Information on the Company—Regulatory Matters. For a discussion of national policies and international regulations regarding climate change, which may affect a number of our businesses in various countries, see Information on the Company—Regulatory Matters—Environmental Regulations. For a discussion of the 2020 regulatory initiatives of Standard of the International Maritime Organization (IMO) prohibiting high sulfur fuel oil, as well as IMO’s goals on greenhouse gas reductions in the industry, see Information on the Company—Regulatory Matters—Environmental Regulations.

Labor disputes may disrupt our operations from time to time.

A substantial number of our employees, and some of the employees of our subcontractors, are unionized and governed by collective bargaining agreements or other labor arrangements that require regular renegotiation. Strikes or other labor disruptions at any of our operations could adversely affect operational efficiency, delay project completion, and increase project costs. For more information about labor relations, see Management and Employees—Employees. Additionally, our operations could be impacted by labor disputes affecting third-party suppliers that provide us with essential goods or services.

Our operations could be materially adversely impacted by pandemics, epidemics, or disease outbreaks.

Disruptions caused by pandemics, epidemics or disease outbreaks, could materially adversely impact our financial condition, results of operations, cash flows, and competitive position, particularly as it relates to rising costs and supply chain delays and disruptions. Measures taken by governmental authorities in response to such events may also impact our business, including upon restrictions to our operations, lockdowns, shutdowns, reduced inspections, assessments and authorizations, among other difficulties. We cannot predict when and if any such events will occur and evolve, neither their scope and duration, and therefore cannot estimate the potential impact in our financial condition, results of operations, cash flows and competitive position.

VALE ANNUAL REPORT FORM 20-F | 25

RISK FACTORS

We may not have adequate insurance coverage for some risks.

Our businesses are generally subject to a number of risks and hazards, which could have impact on people, assets and the environment. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental damages, damages resulting from dams’ breaches, spills or leakage of hazardous substances and interruption of certain business activities) may not be available at a reasonable cost, or at all. Even when it is available, we may self-insure where we determine that is more cost-effective to do so. As a result, accidents or other negative developments involving our mining, production or transportation facilities may not be covered by insurance and could have a material adverse effect on our operations.

Financial Risks

Lower cash flows, resulting from a decrease in prices of our products, may adversely affect our credit ratings and the cost and availability of financing.

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

Global prices for metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, regional and sectorial factors, levels of supply and demand, the availability and cost of substitutes, inventory levels, technological developments, regulatory and international trade matters, investments by commodity funds and others and actions of participants in the commodity markets. Sustained low market prices for the products we sell may result in the suspension of certain of our projects and operations, decrease in our mineral reserves and resources, impairment of assets, and may adversely affect our cash flows, financial position and results of operations. The price of our products could be subject to volatility in 2024 in case of a slower growth of the Chinese economy.

Demand for our iron ore and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 80% of our 2023 net operating revenues from continuing operations, are used to produce carbon steel. Nickel, which accounted for 12% of our 2023 net operating revenues from continuing operations, is used mainly to produce stainless and alloy steels. The prices of different steel products and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products. In addition, vertical backward integration of the steel and stainless-steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a sustained decline in the construction industry could have a negative impact on our copper business. Copper products accounted for 6% of our 2023 net operating revenues from continuing operations.

We are mostly affected by movements in iron ore prices. For example, a price reduction of US$1 per dry metric ton unit (dmt) in the average iron ore price would have reduced our operating income for the year ended December 31, 2023, by approximately US$279 million. Average iron ore prices significantly changed in the last five years, from US$93.4 per dmt in 2019, US$108.9 per dmt in 2020, US$159.5 per dmt in 2021, US$120.1 per dmt in 2022 and US$119.7 per dmt in 2023, according to the average Platts IODEX (62% Fe CFR China). On January 31, 2024, the year-to-date average Platts IODEX iron ore price was US$135.1 per dmt. See Operating and Financial Review and Prospects—Overview—Major Factors Affecting Prices.

VALE ANNUAL REPORT FORM 20-F | 26

RISK FACTORS

Changes in exchange rates for the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

A substantial portion of our revenues, trade receivables and debt are denominated in U.S. dollars, and given that our functional currency is the Brazilian real, changes in exchange rates may result in (i) losses or gains on our net U.S. dollar denominated indebtedness and accounts receivable and (ii) fair value losses or gains on currency derivatives we use to stabilize our cash flow in U.S. dollars. In 2023, we had net foreign exchange losses of US$324 million vs. net foreign exchange losses of US$398 million in 2022. In addition, changing values of the Brazilian real, the Canadian dollar, the Indonesian rupiah, the Chinese yuan and other currencies against the U.S. dollar affects our results since a relevant portion of our costs of goods sold is denominated in currencies other than the U.S. dollar, principally the real (47.6% in 2023) and the Canadian dollar (6.4% in 2023), while our revenues are mostly U.S. dollar denominated. We expect currency fluctuations to continue to affect our financial income, expense and cash flow generation.

As of January 31, 2024, the U.S. dollar commercial selling rate published by the Central Bank was R$4.9535 per US$1.00, which represents a 5.1% decrease as compared to the selling rate of R$5.2177 per US$1.00 as of December 31, 2023. Significant volatility in currency prices, among other factors, may also result in disruption of foreign exchange markets, which could limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions.

Higher energy costs, energy shortages or freight cost may adversely affect our business.

Costs of fuel oil, gas and electricity are a significant component of our cost of production, representing 10.0% of our total cost of goods sold in 2023. To fulfill our energy needs, we rely on the following sources: oil by-products, which represented 34.6% of total energy needs in 2023, electricity 30.6%, natural gas 16.3%, coal 15.1%, and other energy sources 3.4%.

Electricity costs represented 3.2% of our total cost of goods sold in 2023. If we are unable to secure reliable access to electricity at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations. We face the risk of energy shortages in the countries where we have operations and projects, due to stress of infrastructure, high demand or weather conditions, such as floods or droughts. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for our operations.

Cost of freight is a significant component of our cost of production, representing 17.6% of our total cost of goods sold in 2023. To fulfill our freight needs, we rely on a fleet of dedicated vessels, which protect us from most of the volatility of the freight market, and on vessels chartered on the spot market.

Production Planning Risks

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

We are investing to maintain and further increase our production and logistics capabilities. We regularly review the economic viability of our projects. As a result of this review, we may decide to postpone, suspend or interrupt the implementation of certain projects. Our projects are also subject to a number of risks that may adversely affect our growth prospects and profitability, including the following:

•	We may not be able to obtain financing at attractive rates.
•	We may encounter delays or higher than expected costs in obtaining the necessary equipment or services and in implementing new technologies to build and operate a project.

VALE ANNUAL REPORT FORM 20-F | 27

RISK FACTORS

•	Our efforts to develop projects on schedule may be hampered by inefficient project management and/or a lack of infrastructure, including reliable telecommunications services and power supply.
•	Suppliers and contractors may fail to meet their contractual obligations to us.
•	We may fail to obtain or renew the required permits and licenses to build a project, or we may experience delays or higher than expected costs in obtaining or renewing them.
•	Changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it.
•	There may be incidents during project implementation.
•	We may face shortages of skilled personnel.

Concessions, authorizations, licenses and permits are subject to expiration, limitation on renewal and various other risks and uncertainties.

Our operations depend on authorizations, concessions and licenses from governmental regulatory agencies and other authorities in the countries in which we operate. We are subject to laws and regulations in many jurisdictions that can change at any time, and changes in laws and regulations may require modifications to our technologies and operations and result in unanticipated capital expenditures. We are also exposed to political risk in our relationship with governmental and regulatory authorities that issue these authorizations, concessions and licenses.

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

In several jurisdictions where we have exploration projects, we may be required to retrocede to the state a certain portion of the area covered by the exploration license as a condition to renewing the license or obtaining a mining concession. This requirement can lead to a substantial loss of part of the mineral deposit originally identified in our feasibility studies.

We are also subject to laws and regulations and acts by authorities, related to dams, caves, Indigenous People and Traditional Communities that may limit or modify our mining plans, impact our production volumes, costs and reserves and resources. For more information on mining concessions and other similar rights, see Information on the Company—Regulatory Matters.

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

VALE ANNUAL REPORT FORM 20-F | 28

RISK FACTORS

Below are the key risks relating to our mineral resources and mineral reserves:

•	Reporting and estimates of mine life involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any estimate is a function of the quality of available data, engineering, market prices of minerals and metals, more stringent regulations, costs estimates, investments, geotechnical analysis, geological interpretation and judgment. No assurance can be given that the indicated volume of ore will be recovered or that it will be recovered at the rates we anticipate. We review our mineral resources and reserves estimates from time to time in light of updated information and changes in regulatory framework (including conditions imposed by environmental laws and regulations), which may result in a reduction of our reported mineral resources and mineral reserves. See Information on the Company—Reserves and Resources and —Regulatory Matters.
•	Difficulties or the inability to obtain licenses for new operations, supporting structures or activities (such as dams), or to renew our existing licenses, can cause a reduction of our mineral resources that could be converted into mineral reserves.
•	Once mineral deposits are discovered, it can take several years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. If a project proves not to be economically feasible by the time, we are able to exploit it, we may incur substantial losses and be obliged to take write-downs or at least to downgrade its mineral reserves into mineral resources categories. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible by the time of the reporting.
•	We engage in mineral exploration, which is highly uncertain in nature, involves many risks and frequently is non-productive. Our exploration programs, which involve significant expenditures, may fail to result in the mineral resources definition suitable for expansion or replacement of mineral reserves depleted by current production. If we do not develop new mineral resources and reserves, we will not be able to sustain our current level of production beyond the remaining lives of our existing mines.
•	Mineral reserves are gradually depleted in the ordinary course of a given open pit or underground mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper, mines may move from being open pit to underground, and underground operations become deeper. In addition, for some types of deposits, mineralization grade decreases and hardness increase at greater depths. As a result, over time, we usually experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailings dams. Several of our mines have been operating for long periods, and we will likely experience rising extraction costs per unit in the future at these operations in particular.

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

VALE ANNUAL REPORT FORM 20-F | 29

RISK FACTORS

Sustainability Risks

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

Climate change may pose both acute and chronic physical risks, including potential damage to our assets, operational interruptions, and supply chain disruptions. We continuously assess the exposure to increased incidence and intensity of atmospheric discharges, changes in rainfall patterns, higher temperatures, floods, droughts, water shortages and sea level rise on assets such as ports, railways, mining facilities, processing plants and surrounding communities. We also continuously evaluate the exposure of regions and communities where our future operations will be located. Due to the complexity and uncertainties of physical risk evaluation process, there may be additional risks that are not currently known or assessed, which could adversely impact our operations. In recent years, we have occasionally determined that force majeure events occurred because of severe weather on our mining and logistics activities.

Transitioning to a lower-carbon economy may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change.

As a global mining company, we are exposed to various risks in the transition to a lower-carbon economy across our operations, supply chain, and downstream industries. These risks stem from our commitment to reducing greenhouse gas (GHG) emissions in the short, medium, and long term, which requires us to make significant investments and incur significant expenses, as well as our ability to adapt during the economic transition needed to limit global warming.

As part of global value chains, and with evolving policy actions around climate change, we face uncertainty and potential misalignment between national and regional governments and sectoral actions. We are exposed to significant financial burdens to comply with and adapt to new regulations and standards. Also, we have publicly shared multiple ESG initiatives and goals, which makes us subject to enhanced scrutiny from our investors, regulators and the public in general. A number of factors outside our control that may prevent us from achieving these goals. Our failure to make progress in these areas on a timely basis, or revisions of our initiatives and goals, could adversely affect our businesses, our access to capital and reputation.

We continuously monitor identified transition risks, as (i) the lack of incentives and technological transfer to decarbonize hard-to-abate sector in developing and emergent economies, (ii) carbon leakage due to economic protectionism and burdensome cost increase, (iii) reputational impact and climate litigation in case of non-achievement of commitments, and (iv) delays in the adoption of public policies related to the transition to a low-carbon economy, which could impact the demand for metals and minerals.

Disagreements with local communities could adversely impact our business and reputation.

Disputes with communities where we operate may arise from time to time. Incidents involving mines, industrial facilities and related infrastructure may impact the communities where we operate. In some instances, our operations and mineral reserves and resources are located on or near Indigenous or traditional territories. Some of our mining and other operations are located in areas where land title may be subject to disputes or uncertainties, or in areas claimed for other uses, such as agriculture. In alignment with our commitment to meaningful stakeholder engagement, we consult and negotiate with the groups as part of the process to obtain licenses required to operate, to mitigate impacts on our operations or to obtain consensual access to the lands. Disagreements or disputes with local communities and groups, including Indigenous Peoples, Quilombolas communities, and other local communities must be managed in order to avoid delays in obtaining licenses, increases in budget, violations of human rights, and other negative impacts, and failure or difficulties in effectively managing such issues may adversely impact our business and operations. See Information on the Company—Regulatory Matters and Additional Information—Legal Proceedings.

VALE ANNUAL REPORT FORM 20-F | 30

RISK FACTORS

Strategic Risks

Geopolitical tensions and military hostilities, including the ongoing military conflicts between Russia and Ukraine, and in the Middle East, and the economic sanctions and/or disruptions to regional or global supply chains due to these conflicts may materially adversely impact our business.

Our business is subject to external risk factors related to our global operations and the global profile of our client portfolio and supply chains. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions, notably, in connection with the military conflict between Russia and Ukraine and in the Middle East.

The resulting economic sanctions imposed by the United States, the European Union, the UK and other countries as a direct consequence of the war between Russia and Ukraine may impact supply chains and lead to market disruptions. These factors may have impacts on our production and sales, result in additional costs and expenses, and eventually adversely impact our financial conditions or results of operations.

Any further escalation of the Russia-Ukraine conflict, Middle East conflicts, or any other new conflict, especially in countries where we operate, could lead to impacts which may adversely affect our business. These impacts might include disruption of international trade flows, extreme market pricing volatility (particular affecting the energy sector), and potential effects on regional and global shipping routes. Additionally, prices for shipping and maritime insurance could be affected, and we may face regulatory and contractual uncertainties.

Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

As a mining company, we are a supplier of industrial raw materials. Industrial production is cyclical and volatile, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds to replenish reserves and resources, expand and maintain production capacity, build infrastructure, preserve the environment, prevent fatalities and occupational hazards and minimize social impacts. Sensitivity to industrial production, together with the need for significant long-term capital investments, are important sources of risk for our financial performance and growth prospects.

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

VALE ANNUAL REPORT FORM 20-F | 31

RISK FACTORS

Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.

China has been the main driver of global demand for minerals and metals over recent decades. In 2023, Chinese demand represented 77% of global demand for seaborne iron ore, 62 % of global demand for nickel and 56 % of global demand for copper. The percentage of our net operating revenues attributable to sales to customers in China was 52 % in 2023. Therefore, any contraction of China’s economic growth or change in its economic profile, or changes in the political or sanctions environment globally could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Underperformance in the Chinese real estate and infrastructure sectors, the largest consumer of carbon steel in China, would also negatively impact our results. COVID-19-related and other pandemic control measures, such as shutdowns resulting from localized outbreaks, could potentially impact the industrial activity and supply chain.

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

Some of our investments are controlled by partners or have separate and independent management. These investments may not fully comply with our standards, controls and procedures, including our health, safety, environment and human rights standards. Failure by any of our contractors, partners or joint ventures to adopt adequate standards, controls and procedures could lead to higher costs, reduced production or environmental and human rights related litigation, health and safety incidents or accidents, which could adversely affect our results and reputation.

VALE ANNUAL REPORT FORM 20-F | 32

RISK FACTORS

Cyber Risks

Cyber-attacks and other cyber threats may adversely affect our business and reputation.

We are exposed to a wide range of cybersecurity threats, including common industry attacks such as ransomware and digital fraud, as well as more sophisticated and coordinated efforts known as advanced persistent threats. These and other threats may result in the disclosure or theft of sensitive information, loss of data integrity, misappropriation of funds and disruptions to or interruption in our business operations and impact our ability to disclose financial results. The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence, robotics, smart devices and remote working solutions.

We have been in the past and may be in the future the target of attempts to gain unauthorized access to information technology and operational technology by external and malicious threat agents. The improper conduct of our employees or others working on behalf of us who have access to our existing digital landscape and sensitive information could also adversely affect our business. Disruption of critical cybersecurity controls, whether caused by obsolescence, technical failures, negligence, accident, or cyber-attacks, may harm our reputation and have a material adverse effect on our operational performance, earnings and financial condition.

We are subject to laws and regulations relating to data protection and privacy of personal data, including, but not limited to the European Union’s General Data Protection Regulation (GDPR) and Brazilian Lei Geral de Proteção de Dados (LGPD), as well as the Personal Information Protection Law (PIPL) of China. Any failure to comply with laws and regulations related to the protection of personal data may result in proceedings or actions against us, the imposition of fines or penalties or damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations. For information on our cybersecurity risk management, strategy and governance, see Additional Information—Cybersecurity—Risk Management and —Strategy and —Governance.

Legal, Political, Economic, Social and other Regulatory Risks

Legal proceedings and investigations could have a material adverse effect on our business.

We are involved in legal proceedings in which adverse parties have sought injunctions to suspend certain of our operations or claimed substantial amounts against us. Under Brazilian law, a broad range of conduct that could be considered to be in violation of Brazilian environmental, labor or tax laws can be considered criminal offenses. Accordingly, our executive officers, employees and, in certain cases, we and our subsidiaries could be subject to criminal investigations and criminal proceedings in connection with allegations of violation of environmental, labor, human rights or tax laws.

Defending ourselves in these legal proceedings may be costly and time consuming. Possible consequences of adverse results in some legal proceedings include suspension of operations, payment of significant amounts, triggering of creditor remedies and damage to our reputation, which could have a material adverse effect on our results of operations or financial condition. For more information, see Additional Information—Legal Proceedings.

In addition to the investigations and legal proceedings relating to the dam collapse in Brumadinho, as a shareholder of Samarco, we also face the consequences of the failure of the Fundão tailings dam in November 2015. We are involved in multiple legal proceedings and investigations relating to the collapse of the Fundão tailings dam. Tax authorities or other creditors of Samarco may attempt to recover from us amounts due by Samarco, if Samarco is unable to fulfill its obligations or is unable to pay its debt. Failure to contain the remaining tailings in Samarco’s dams could cause additional environmental damages, additional impacts on our operations, and additional claims, fines and proceedings against Samarco and us. We have been funding Fundação Renova to support certain remediation measures undertaken by Samarco. If Samarco is unable to generate sufficient cash flows to fund the remediation measures required under these agreements, we will be required to contribute with the funding of these remediation measures. See Overview—Business Overview—Responses to the Collapse of Samarco’s Tailings Dam in Minas Gerais and Additional Information—Legal Proceedings.

VALE ANNUAL REPORT FORM 20-F | 33

RISK FACTORS

Our governance, internal controls and compliance processes may fail to prevent breaches of legal, regulatory accounting, ethical or governance standards.

We operate in a global environment, and our activities extend over multiple jurisdictions and complex regulatory frameworks, with increasing enforcement activities worldwide. We are required to comply with a wide range of laws and regulations in the countries where we operate or do business, including anti-corruption, international sanctions, anti-money laundering, data protection, privacy of personal data, and related laws and regulations. Our governance and compliance processes, which include the review of internal control over financial reporting, may not timely identify or prevent future breaches of legal, regulatory, accounting, governance or ethical standards. We may be subject to breaches of our code of conduct, anti-corruption policies, human rights policies or other internal policies, or breaches of business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. This risk is heightened by the fact that we have a large number of contracts with local and foreign suppliers, as well as by the geographic distribution of our operations and the wide variety of counterparties involved in our business. Our failure to comply with applicable laws and other standards could subject us to investigations by authorities, litigation, fines, loss of operating licenses, disgorgement of profits, involuntary dissolution and reputational harm.

We could be adversely affected by changes in government policies or by trends such as resource nationalism, including the imposition of new taxes or royalties on mining activities.

Mining is subject to government regulation, including taxes and royalties, which can have a significant financial impact on our operations. In the countries where we operate, including Brazil, we are exposed to varying probabilities of potential renegotiation, annulment, cancellation, or mandatory modification of existing contracts and licenses, changes in local laws, regulations, and policies, as well as audits and reassessments. We may also face risks relating to expropriation or nationalization of property, foreign exchange controls, and capital ownership requirements related to mining activities. We are also subject to new taxes or increases in existing taxes and royalty rates, reductions in tax exemptions and benefits, renegotiation of tax stabilization agreements or changes in the basis on which taxes are calculated in a manner that is unfavorable to us. Governments that have committed to provide a stable taxation or regulatory environment may alter those commitments or shorten their duration. We also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory. See Information on the Company—Regulatory Matters—Royalties and Other Taxes on Mining Activities.

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

VALE ANNUAL REPORT FORM 20-F | 34

RISK FACTORS

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

Our financial performance may be negatively affected by regulatory, political, economic and social conditions in countries in which we have significant operations or projects. In many of these jurisdictions, we are exposed to various risks such as political instability, political movements for protectionism or for greater vertical integration of value chains, bribery, cyber-attacks, extortion, corruption, robbery, sabotage, kidnapping, civil strife, human rights violation, acts of war, guerilla activities, piracy in international shipping routes and terrorism. These issues may adversely affect the economic and other conditions under which we operate in ways that could have a materially negative effect on our business.

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

Other Risks Applicable to Our INVESTORS

The Brazilian Government has limited veto rights over certain company actions.

The Brazilian government owns 12 of our golden shares, granting it limited veto power over certain company actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities. For a detailed description of the Brazilian government’s veto powers, see Additional Information—Bylaws—Common Shares and Golden Shares.

VALE ANNUAL REPORT FORM 20-F | 35

RISK FACTORS

We are exposed to significant influence of shareholders or group of shareholders.

Since 2020, we do not have a control group with voting rights that could permanently ensure the majority of votes at our general shareholders’ meeting or the power to elect the majority of the members of our Board of Directors. Nonetheless, we are exposed to significant influence of some shareholders or groups of shareholders. The company could also be exposed to other forms of shareholder activism, with shareholder groups seeking to make us take actions that may not be consistent with our business strategy. This may require us to incur significant expenses and require significant time and attention from our management and Board of Directors, which could interfere with our ability to implement our business strategy and adversely affect our business and operating results.

Our investors may be located in jurisdictions outside Brazil and could seek to bring actions against us or our directors or officers in the courts of their home jurisdictions.

We are a Brazilian company, and the majority of our officers and directors are residents of Brazil. The vast majority of our assets and the assets of our officers and directors are likely to be located in jurisdictions other than the home jurisdictions of our foreign investors. It might not be possible for investors outside Brazil to effect service of process within their home jurisdictions on us or on our officers or directors who reside outside their home jurisdictions. In addition, a final conclusive foreign judgment will be enforceable in the courts of Brazil without a re-examination of the merits only if previously confirmed by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça - STJ), and confirmation will only be granted if the foreign judgment: (i) fulfills all formalities required for its enforceability under the laws of the country where it was issued; (ii) was issued by a competent court after due service of process on the defendant, as required under applicable law; (iii) is not subject to appeal; (iv) does not conflict with a final and unappealable decision issued by a Brazilian court; (v) was authenticated by a Brazilian consulate in the country in which it was issued or is duly apostilled in accordance with the Convention for Abolishing the Requirement of Legalization for Foreign Public Documents and is accompanied by a sworn translation into Portuguese, unless this procedure was exempted by an international treaty entered into by Brazil; (vi) does not cover matters subject to the exclusive jurisdiction of the Brazilian courts; and (vii) is not contrary to Brazilian national sovereignty, public policy or good morals. Therefore, investors might not be able to recover against us or our directors and officers on judgments of the courts of their home jurisdictions predicated upon the laws of such jurisdictions.

If ADR holders exchange ADSs for the underlying shares, they risk losing the ability to remit foreign currency abroad.

The custodian for the shares underlying our ADSs maintains a registration with the Central Bank of Brazil permitting the custodian to remit U.S. dollars outside Brazil for payments of dividends and other distributions relating to the shares underlying our ADSs or upon the disposition of the underlying shares. If an ADR holder exchanges its ADSs for the underlying shares, it will be entitled to rely on the custodian’s registration for only five business days from the date of exchange. Thereafter, an ADR holder may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the underlying shares unless it obtains its own registration under applicable regulation. For more information, see Additional Information—Exchange Controls and Other Limitations Affecting Security Holders. If an ADR holder attempts to obtain its own registration, it may incur expenses or suffer delays in the application process, which could delay the receipt of dividends or other distributions relating to the underlying shares or the return of capital in a timely manner.

VALE ANNUAL REPORT FORM 20-F | 36

RISK FACTORS

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

VALE ANNUAL REPORT FORM 20-F | 37

Risk Management

Our risk management is based on the Risk Management Policy and Standard, which defines the methodologies, guidelines, response strategy, governance, and responsibilities for addressing the identified present and emerging risks within the company. Our Risk Management Policy and Standard aims to:

•	Promote a culture of risk management across our business.
•	Support strategic planning and the sustainability of our business, optimizing capital allocation and enhancing asset management.
•	Measure and monitor potential risks on a consolidated basis, considering diversification effects on our entire business.
•	Evaluate the impact of new investments, acquisitions, and divestitures on our risk map.
•	Map present and emerging risks to seek timely solutions that could mitigate possible negative impacts on our business objectives.

In 2023, we focused on ensuring the full adoption and maturity of our risk management methodology, as well as consolidating our risk management tools. Additionally, we implemented the concept of risk tolerance, establishing acceptable ranges of variation for our key risk indicators based on our strategy.

Risk Governance Structure

Our integrated risk governance practice is founded on the lines of defense model and based on globally recognized standards for risk management, including ISO 31000, ISO 55000, COSO-ERM, and the Risk-Based Process Safety (RBPS) system for operational safety. We periodically reassess our risk practices to ensure alignment with the strategic decisions, performance, and risk approach set by our Board of Directors.

Below, we list our main structures with a role in Risk Governance. For more information, see Management and Employees—Management—Other Advisory Committees to the Board of Directors.

Audit and Risks Committee. The Audit and Risks Committee has a major role advising the Board and monitors all matters related to risks. This includes ensuring the quality and integrity of our financial reports, maintaining compliance with legal, statutory, and regulatory requirements, verifying the adequacy of processes related to risk management, and overseeing the work of both our internal and independent auditors.

Audit and Compliance Department. The Audit and Compliance Department, which reports directly to the Board of Directors and is supervised by the Audit and Risks Committee, is composed of the Internal Audit, Corporate Integrity and Whistleblower Channel areas, the latter two being responsible for our Ethics & Compliance Program.

Our Ethics & Compliance Program has seven elements: (1) Governance to ensure autonomy and independence from others executive structures of the company; (2) Guidelines, based on the principles detailed in our Code of Conduct, Anti-Corruption normative documents, policies and procedures; (3) Communication & Training, to guide employees on how to face ethical dilemmas and make the best decisions in a responsible and ethical way; (4) Risks Analysis, to perform customized analyses and provide information to guide and support the decision-making of the business areas; (5) Monitoring & Control, to monitor our adherence to the Program's guidelines; (6) Whistleblower Channel to report cases of suspicion or ethical misconduct; and (7) Consequence Management to enable the application of disciplinary measures for confirmed misconduct inside the company.

The Whistleblower Channel is structured to guarantee confidentiality, protect whistleblower anonymity and the information for a fair investigation. The Whistleblower Channel offers all conditions for a report to be independently verified, and prohibits breaches of confidentiality, intimidation or retaliation against whistleblowers.

VALE ANNUAL REPORT FORM 20-F | 38

RISK MANAGEMENT

Any breaches of our Code of Conduct, policies and standards can be reported by anyone, including employees, contractors, suppliers, members of affected communities and other stakeholders, via our Whistleblower Channel. More information about Vale's Ethics & Compliance Program and its Whistleblower Channel, including the number of employees dismissed for misconduct, can be found in the Ethics & Compliance Annual Report, available on our website.

Management of Specific Risks

Geotechnical Risks

Geotechnical risk management is the structured approach we take to manage the risks of dams, slopes and ore piles collapses, with the potential to cause fatalities and impact the communities and the environment or interrupt our activities. Geotechnical risks are very significant to our business and are continuously monitored and duly integrated to our enterprise risk management. For more information, see Overview—Business Overview—Business Strategy—Promote Sustainable Mining.

Operational Risks

Our approach to managing operational risks aims to systematically address potential failures and uncertainties in the production process. These risks can arise from within our operations or within a designated area for mining, processing, and transporting products, materials, and personnel. Operational risks often relate to the failure of physical integrity of assets used in production processes, which can lead to the unexpected release of hazardous materials or energy. This includes high severity incidents, known as Material Unwanted Events (MUEs).

For operational risks mapping, we apply different methodologies of Hazard Identification and Risk Analysis (HIRA), which were designed to map and analyze high-severity operational safety risks that required increased attention, identify and define performance criteria, establish assurance of appropriate critical controls, as well as mitigation plans. In the first phase, from 2019 to 2021, we assessed all our mines, processing plants, railways, and ports, and completed evaluations of high-risk tailings dams in 2022. This phase concentrated on scenarios that could impact human life and the environment. In the second phase, which started in 2022, we are reassessing these scenarios and including business interruption risks. This process is integrated into our production system and will be carried out every three to five years.

Financial Risks

For a quantitative and qualitative disclosures about market risk, see note 20 to our consolidated financial statements.

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

Considering the nature of our business and operations, the main market risk factors that we are exposed to are:

•	Product prices and input costs. We are exposed to market risks associated with commodities price volatilities. We may enact risk mitigation programs in situations such as the following: (i) where there is a risk of financial distress; (ii) to support commercial activities and specific needs of our business segments; (iii) to ensure a minimum cash and/or value generation for certain businesses; and (iv) to protect from the increase of certain cost items, such as fuel oil used by chartered ships. These programs include predominantly forward transactions, futures contracts and options.

VALE ANNUAL REPORT FORM 20-F | 39

RISK MANAGEMENT

•	Foreign exchange rates. Our cash flows are also exposed to the volatility of several currencies against the U.S. dollar and of interest rate on loans and financings. While part of our product prices is indexed to U.S. dollars, most of our investments and other disbursements, and a relevant portion of our costs are indexed to other currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar. We also have debt instruments denominated in currencies other than U.S. dollars, mainly in Brazilian reais. We may use swaps and forward transactions to convert into U.S. dollars a portion of the cash outflows of these debt instruments, and of some other assets or liabilities denominated in currencies other than U.S. dollars.
•	Interest rates. Our floating rate debt consists mainly of loans including export prepayments, commercial bank loans and multilateral organization loans. In general, the U.S. dollar floating rate debt is subject to changes to SOFR (Secured Overnight Financing Rate).

Credit Risks

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

Production Planning Risks

To mitigate production planning risks, our long-term planning monitors the lifecycle of mineral resources and geotechnical structures as well as timelines for development, licensing and implementation of new projects. Based on this, we work to prioritize engineering efforts of engineering and strengthen relationship with communities and environmental agencies in order to evolve with authorizations, environmental and social licenses to operate. We also invest in studies and research to support the sustainability of our operations.

Talent Management Risks

To achieve our ambitions and remain competitive, we are actively pursuing a cultural transformation within our business. Our focus is on managing risks related to our people agenda, with priorities including attraction, development, retention, and succession planning for critical positions, all aimed at enhancing organizational performance. In addition, we believe that diversity and inclusion, with a focus on the latter, are strategic for the work environment we want. Implementing these measures will enhance our reputation as a reliable and sustainable company.

VALE ANNUAL REPORT FORM 20-F | 40

RISK MANAGEMENT

Sustainability, including climate change and social and human rights risks

Climate Change

We assess both transition risks and physical risks related to climate change. Transition risks include regulatory changes at various levels, potential reputational issues related to our climate change performance, and disruptions from emerging technology. Physical risks involve operational impacts from extreme weather events intensified by climate change. We follow the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

For more information, please, see https://www.vale.com/esg/climate. Information on our website is not incorporated by reference in this annual report on Form 20-F.

Social and Human Rights Risks

Social risks management involves the assessment of the socioeconomic characteristics of the communities with which we interact, how we fulfill our commitments to them, and how the potential impacts of our operations are perceived by these communities, including Indigenous Peoples and Traditional Communities. Human rights risk management involves the analysis of issues such as poor working conditions and modern slavery, child labour and sexual exploitation of children and adolescents, violations in labour relations, violations in communities and violation of human rights on a large scale related to our activities or value chain.

In 2023, we expanded and further enhanced our management of social and human rights risks. We began verifying social risks during our integrated management (VPS) assessments, including projects, based on the risks logged by our operational teams into the risk management system. We kept developing action plans and conducting inspections and due diligence, focusing on risks that could impact communities, their safety, ways of living, and human rights. Additionally, we perform human rights due diligence in our projects’ operations and with our suppliers. The findings are incorporated into action plans, which we then monitor. We maintain a grievance mechanism and whistleblower channel to receive, register, and address demands from all stakeholders, through which risks can be brought forth and identified.

Cyber Risks

Cyber risk management is the approach taken to manage information security risks, such as data theft and leakage of information, technology assets unavailability and compromising data integrity. The increase on the threat landscape is a natural trend in our industry and the evolving risks in this space come from a variety of cyber threat actors like nation states, cyber criminals, hacktivists and insiders. We have experienced threats to the security of our information, but none of these had an impact on our business over the last three years.

We employ several measures to manage cyber risks in order to protect, detect and respond to cyber events including information security policies and standards, security protection technologies, detection and monitoring of threats, as well as testing of response and recovery procedures. To encourage vigilance among our employees we encourage a culture of cybersecurity awareness in the organization through a training program covering topics such as email phishing, information classification and other information security best practices. For more information on our measures to protect, detect and respond to cyber events, see Additional Information—Cybersecurity.

Legal, Political, Economic, Social and Other Regulatory Risks

Regulatory and Institutional Risks

Our Corporate Affairs team continuously assesses risks to identify institutional issues related to public policy formulation, territorial development, and regulatory and institutional environment enhancements. While our controls are standardized, we tailor our institutional approach to each identified risk.

VALE ANNUAL REPORT FORM 20-F | 41

RISK MANAGEMENT

Our main guidelines and controls, as outlined in our internal guidelines, include:

•	Conducting and guiding all actions related to institutional and governmental relations in line with our Code of Conduct, Anti-Corruption Policy, Diversity and Inclusion Policy, and other pertinent regulations.
•	Monitoring scenarios, trends and/or changes in regulatory issues and public policies that affect the business with our various technical areas.
•	Engaging in constructive, transparent dialogues with institutional stakeholders on a technical level.
•	Understanding and respecting the cultural, political, and socio-environmental contexts of each institutional stakeholder, and advising our other departments on any unique aspects.
•	Preferring to conduct interactions with institutional stakeholders in a professional setting during business hours, and always involving more than one of our institutional representatives. If personal or social interactions occur, discussions of our professional affairs should be avoided.
•	Respecting the boundaries set in our normative documents during the decision-making process when acting on our behalf.
•	Ensuring that interactions with state and governmental institutions, matters, and stakeholders are recorded in a tool approved by us.

Corruption Risk

Our Ethics & Compliance Program has specific anti-corruption rules, which are stated in the Code of Conduct, the Global Anti-Corruption Policy, and detailed in an internal Global Anti-Corruption Manual. Our Corporate Integrity team continuously assesses risks to identify the areas most exposed to the risk of corruption and customize the actions of our Ethics & Compliance Program to address the specific risk levels of each department. Our main anti-corruption rules are:

•	Political contributions directly or indirectly on behalf of Vale are prohibited. This includes company donations or contributions to political parties, political candidates, and election campaigns.
•	Facilitation payments are prohibited.
•	Socioenvironmental and institutional external expenditures must be previously analyzed by Corporate Integrity through an internal tool and must have a contract with anti-corruption and accountability clauses.
•	Gifts, travel and hospitality involving Government officials above a specific value must be previously approved by Corporate Integrity through an internal tool, and gifts in cash or equivalent are prohibited at Vale, regardless of the amount.
•	All suppliers, entities, associations, and any other third parties that receive funds from us, before being registered, must go through due diligence, where a background check is performed, and the risk of corruption is defined. Anti-corruption clauses must be included in the contracts.
•	The process of recruiting and selecting employees and leaders who are related to any public official must also be previously approved by Corporate Integrity.
•	Any conflict of interest must be disclosed by our employees (with computer access) through a global campaign carried out from time to time.
•	We provide regular training and communications on our global anti-corruption rules, as well as specialized training to employees who have substantive compliance related responsibilities.

VALE ANNUAL REPORT FORM 20-F | 42

II.	Information on the company

Lines of Business

Our principal lines of business consist of mining and related logistics. This section presents information about operations, production, sales and competition and is organized as follows:

1.	Iron Ore Solutions
1.1	Iron ore and iron ore agglomerates
	1.1.1	Iron ore properties
	1.1.2	Iron ore production
	1.1.3	Individual property disclosure
		1.1.3.1	Serra Norte
		1.1.3.2	Serra Sul
	1.1.4	Iron ore agglomerates operations
		1.1.4.1	Iron ore pellets operations
		1.1.4.2	Iron ore pellets production
		1.1.4.3	Iron ore briquette operations
	1.1.5	Iron ore strategy
	1.1.6	Customers, sales and marketing
	1.1.7	Competition
1.2	Logistics and energy assets to support Iron Ore Solutions operations
	1.2.1	Railroads
	1.2.2	Ports and maritime terminals
	1.2.3	Energy

2.	Energy Transition Metals
2.1	Nickel
	2.1.1	Properties
	2.1.2	Production
	2.1.3	Individual property disclosure
		2.1.3.1	Sudbury
	2.1.4	Nickel Strategy
	2.1.5	Customers and sales
	2.1.6	Competition
2.2	Copper
	2.2.1	Properties
	2.2.2	Production
	2.2.3	Individual property disclosure
		2.2.3.1	Salobo
	2.2.4	Copper Strategy
	2.2.5	Customers and sales
	2.2.6	Competition
2.3	PGMs and other precious metals
2.4	Cobalt
2.5	Logistics and energy assets to support Energy Transition Metals operations
	2.5.1	Ports
	2.5.2	Energy

3.	Other Investments
3.1	Samarco Mineração S.A.
3.2	Others

VALE ANNUAL REPORT FORM 20-F | 43

LINES OF BUSINESS

1. Iron Ore Solutions

Our Iron Ore Solutions business includes iron ore mining and iron ore pellet production. Each of these operations is described below.

1.1       Iron ore and iron ore agglomerates

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

VALE ANNUAL REPORT FORM 20-F | 44

LINES OF BUSINESS

IRON ORE OPERATIONS
NORTHERN SYSTEM

Ownership interest	100%
Location	Carajás, State of Pará, Brazil.
Operator	Vale S.A.
Mining complexes

Three mining complexes:

- Serra Norte (three main mining areas and three beneficiation plants).

- Serra Sul (one main mining area and one beneficiation plant).

- Serra Leste (one mining area and one beneficiation plant).

Mineral titles(1)	Mining concession with no expiration date. Area: Serra Norte: 30,000 ha, Serra Sul: 98,910 ha and Serra Leste: 9,915 ha.
Stage/ Operations	All the complexes are in production stage. Serra Norte has been operating since 1984, Serra Sul since 2016 and Serra Leste since 2014.
Key permit conditions	We have already obtained or expect to obtain in a timely manner the necessary permits for operations. We are in the process of obtaining or renewing (i) certain environmental permits, including permits relating to protective buffer approvals for caves and lakes and (ii) mining land zoning approval for areas with provision for environmental management plan. As part of our continuous review regarding future licenses, we have completed a review of the environmental protection buffers for Serra Sul in 2023, which is described on the Information on the Company—Reserves and Resources—Iron Ore Mineral Reserves and Mineral Resources. For information about environmental licensing, particularly with respect to caves, see Information on the Company—Regulatory Matters—Environmental Regulations—Protection of Caves.
Mine types and mineralization styles	Open pit mining operations with high grade hematite ore type (iron grade around 65%) for Serra Norte, Serra Sul and Serra Leste. In Serra Leste there is also a minor amount of Itabirite material (iron grade of 35-60%).

VALE ANNUAL REPORT FORM 20-F | 45

LINES OF BUSINESS

Associated facilities and infrastructure

Processing plants: In Serra Norte, two of the beneficiation plants apply dry processing beneficiation process, consisting of crushing and screening, and the one of the plants applies both dry processing and wet beneficiation process in distinct lines. Wet beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. Output from this site consists of sinter feed, pellet feed and lump ore. Serra Leste and Serra Sul dry processing beneficiation process consists of crushing and screening. Serra Sul and Serra Leste produce only sinter feed.

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
Mining complexes

Three mining complexes:

- Itabira (two mines, with three major beneficiation plants).

- Minas Centrais (two mines, with two major beneficiation plants and one secondary plant).

- Mariana (three mines, with three major beneficiation plants).

Mineral titles(1)	Mostly mining concessions with no expiration date. Area involved: Itabira: 8,404 ha, Minas Centrais: 5,447 ha and Mariana: 7,683 ha.

VALE ANNUAL REPORT FORM 20-F | 46

LINES OF BUSINESS

Stage/ Operations	All the complexes are in production stage. Itabira has been operating since 1957, Minas Centrais since 1994 and Mariana since 1976.
Key permit conditions

We have or expect to obtain in a timely manner the necessary permits for operations.

We are in the process of obtaining or renewing (i) certain environmental permits, including influence area study for caves and dams and (i) waste and tailings storage facilities permit.

For information about environmental licensing, particularly with respect to caves, see Information on the Company—Regulatory Matters—Environmental Regulations—Protection of Caves and Information on the Company—Regulatory Matters—Brazilian Regulation of Mining Dams.

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

Other facilities: Waste and tailings disposal structures in all complexes.

Logistics: EFVM railroad connects these mines to the Tubarão port.

Energy: Supplied through the national electricity grid. Produced directly by our power plants or acquired through power purchase agreements.

(1)	Area with reserves and resources associated.

SOUTHERN SYSTEM

Ownership interest	100%
Location	Iron Quadrangle, State of Minas Gerais, Brazil.
Operator	Vale S.A.

VALE ANNUAL REPORT FORM 20-F | 47

LINES OF BUSINESS

Mining complexes	Two mining complexes: - Vargem Grande (five mines and five major beneficiation plants). - Paraopeba (five mines and three major beneficiation plants).
Mineral titles(1)	Mostly mining concessions with no expiration date. Area involved: Vargem Grande: 6,377 ha, Paraopeba: 6,388 ha.
Stage/ Operations	All the complexes are in production stage. Vargem Grande has been operating since 1942 and Paraopeba since 2003.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations. We are in the process of obtaining or renewing (i) certain environmental permits, including influence area study for caves and dams and (ii) waste and tailings storage facilities permits. For information about environmental licensing, particularly with respect to caves, see Information on the Company—Regulatory Matters—Environmental Regulations—Protection of Caves and Information on the Company—Regulatory Matters—Brazilian Regulation of Mining Dams.
Mine types and mineralization styles	Open pit mining operations with high ratios of itabirite ore relative to hematite ore type. Itabirite ore type has iron grade of 35-60%. Part of the ore is concentrated to achieve shipping grade and part is shipped and blended in Asia with the high-grade ore from our Northern System.
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

VALE ANNUAL REPORT FORM 20-F | 48

LINES OF BUSINESS

1.1.2       Iron ore production

The following table sets forth information about our iron ore production.

		Production for the year ended December 31, (million metric tons)			Process recovery 2023(2)(%)
Mine/Plant	Type	2023(1)	2022(1)	2021(1)
Southeastern System
Itabira	Open pit	31.2	27.3	28.7	55.7
Minas Centrais(3)	Open pit	24.7	20.8	19.3	67.5
Mariana	Open pit	26.5	24.6	21.8	72.3
Southeastern System – total		82.3	72.7	69.8	66.1
Southern System
Vargem Grande	Open pit	37.1	33.5	31.3	61.2
Paraopeba	Open pit	28.7	30.1	23.0	54.7
Southern System – total		65.8	63.6	54.3	59.7
Northern System
Serra Norte	Open pit	91.7	96.3	109.3	99.9
Serra Leste	Open pit	6.3	6.0	5.9	100
Serra Sul	Open pit	75.0	69.3	73.7	100
Northern System - total		173.0	171.6	188.9	100
Total		321.2	307.9	313.0	80.8
(1)	Production figures include third-party ore purchases, run of mine and feed for pelletizing plants.
(2)	Percentage of the run-of-mine recovered in the beneficiation process. Process recovery figures do not include third-party ore purchases.
(3)	These figures correspond to 100% production and are not adjusted to reflect our 50% ownership of Morro Agudo mine.

1.1.3       Individual property disclosure

We consider Serra Norte and Serra Sul Complexes to be material properties, for purposes of Item 1300 of Regulation S-K (S-K 1300).

There have been no material changes in the reported reserves or resources or in the material assumptions and information since the last technical report summary filed for Serra Norte. With respect to the Serra Sul operations, there have been material changes in the reported reserves and resources and we are filling an updated technical report summary, as Exhibit 96.1 to this annual report.

1.1.3.1 Serra Norte

Property Description

The Serra Norte mining complex is a production stage property, part of our Northern System, located in the municipality of Parauapebas, state of Pará, in the North region of Brazil. The property consists of five orebodies (N1, N2, N3, N4, and N5) and has the approximate coordinates 587,140E, 9,331,790N using the UTM SAD 69 (Universal Transverse Mercator – South American Datum 1969) coordinate system. Central mass point coordinates of the Serra Norte mines are presented below:

Serra Norte mines central coordinates UTM South American Datum (SAD69)

Mine	Status	UTM E	UTM N
N4	Operating	590,140	9,329,567
N5	Operating	596,410	9,328,668
N1	Non-operating	579,891	9,333,075
N2	Non-operating	583,351	9,330,472
N3	Non-operating	587,140	9,331,790

VALE ANNUAL REPORT FORM 20-F | 49

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

Mineral rights

We have a mining concession for Serra Norte operations, under Brazilian national mining agency (Agência Nacional de Mineiração – ANM) Mineral Right number 813.682/1969, that covers an area of 30,000.00 ha, with no expiration date. This mineral right is part of a group of permits referred to as “Grupamento Mineiro” (number 852.145/1976), which includes mining concessions from the Carajás region, such as mining concessions of operations of Serra Sul and Serra Leste.

VALE ANNUAL REPORT FORM 20-F | 50

LINES OF BUSINESS

Surface rights

Surface rights are independent of mineral rights in Brazil. Serra Norte is located entirely within the National Forest of Carajás, which belongs to the Federal Government. We have the required licenses and authorizations from the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) and the Chico Mendes Institute for Biodiversity Conservation (ICMBIO) to operate in this area. There are no associated payments related to surface rights.

Current, planned, future mining plans

Mining at Serra Norte is by traditional open pit mining methods. Ore is hauled by off-road trucks to strategically positioned primary crushing facilities, and waste is hauled to waste dumps. Plant 1 has a mixed beneficiation process, 55% wet process and 45% dry processing while Plants 2 and 3 have a 100% dry processing. The current nominal production rates are 85.0 Mtpy for Plant 1, 40 Mtpy for Plant 2, and 20 Mtpy for Plant 3.

The current life of mine plan runs from 2023 through 2038. The mine plan involves opening new mining areas for extraction at the N1, N2, and N3 orebodies. Additionally, Plant 1 is undergoing a conversion to a 100% dry processing, which is expected to be completed between 2024 and 2025.

Asset details and modernization

Serra Norte mines have been operating since 1984 and being expanded laterally and in depth, with simultaneous mining of more mineral bodies. Consequently, the average haulage distance is increasing. Crushers were implemented for the run of mine (ROM) in the pits with conveyor belts, to reduce the haulage distance. We have plans to install new crushers with the same goal. In 2021, we began using 14 autonomous trucks, with plans to expand this fleet starting in 2026. Also, there are projects under study for the implementation of semi-mobile crushers with conveyor belts for the waste. In regions where is a needed vibration control in rock blasting, surface miners are used.

Total property book value

The book value of the Serra Norte mining complex and its associated plant and equipment was US$3,225 million as of December 31, 2023, not including shared infrastructure assets such as ports and railways.

Operator History

The Carajás Complex has undergone exploration work since 1922. In July 1967, United States Steel began an exploration program in the region to search for manganese deposits, resulting in the first field surveys of the Serra Norte (N1, N2, N3, N4, and N5 locations) as well as the nearby Serra Sul. Exploration and evaluation activities continued, and in 1977 we acquired a shareholding in United States Steel (USS) and took over work on the project. Construction began in 1979, with operations at the N4E mine commencing in 1984. Production at the N4W mine began in 1994.

Encumbrances and permitting requirements

We hold an environmental operating license for the property that was valid through March 27, 2021 and is currently being renewed. According to Brazilian legislation we can continue to operate during the renewal process, until there is a decision from the licensing agency (in this case, IBAMA).

Mineral resources

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. We do not consider this change to be material. All disclosure of mineral resources is exclusive of mineral reserves.

VALE ANNUAL REPORT FORM 20-F | 51

LINES OF BUSINESS

Serra Norte - Summary of Iron Ore Mineral Resources as of December 31, 2023 (1)(2)(5)
Category	2023(3)		2022(3)		Cut-off grade	Metallurgical recovery
	Tonnage	Grade	Tonnage	Grade
Measured	549.8	66.6	591.5	66.4	N/A(4)	100%
Indicated	367.1	66.4	491.2	66.1
Measured + Indicated	916.9	66.5	1,082.7	66.3
Inferred	282.7	66.2	293.4	66.0

(1)	The mineral resource prospects of economic extraction were determined based on a long-term price of US$93/dmt for 62% iron grade.
(2)	Resources reported on an 100% basis, as operations are entirely owned by us.
(3)	Tonnage stated as metric million tons inclusive of 7.03% of moisture content and dry %Fe grade. The point of reference used is in situ tons.
(4)	The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block model.
(5)	Numbers have been rounded.

Mineral reserves

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. We do not consider the current change as material.

Serra Norte – Summary of Iron Mineral Reserves as of December 31, 2023 (1)(2)(5)
Category	2023(3)		2022(3)		Cut-off grade	Metallurgical recovery
	Tonnage	Grade	Tonnage	Grade
Proven	408.9	65.4	397.8	66.1	N/A(4)	99.4%
Probable	1,137.6	64.8	1,101.8	65.7
Total	1,546.5	64.9	1,499.6	65.8
(1)	The mineral reserve economic viability was determined based price curve with the long-term price being US$74.5/dmt for 62% iron grade.
(2)	The reserves reported on an 100% basis, as operations are entirely owned by us.
(3)	Tonnage stated as metric million tons inclusive of 7.06% of moisture content and dry %Fe grade. The point of reference used is in situ metric tons.
(4)	The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block.
(5)	Numbers have been rounded.

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

VALE ANNUAL REPORT FORM 20-F | 52

LINES OF BUSINESS

Infrastructure

The nearest city to the mine complex is Canaã dos Carajás (population 38,100, estimated 2020).Electric power is provided to the mines through Brazil’s national electricity production and transmission system. Water is sourced from permitted dewatering wells and water catchments across the site and is used for industrial and domestic purposes. Infrastructure at the complex includes the open pit mine, waste dumps, processing plant, a complete maintenance workshop facility, an assay and quality control laboratory, offices, and a clinic. As the plant is a 100% dry processing, a tailings storage facility is not necessary for Serra Sul. Personnel reside mainly in the urban center of Canaã dos Carajás.

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

Mineral Rights

We have a mining concession for Serra Sul operations, under ANM Mineral Right number 813.684/1969, that covers an area of 98,910.42 ha. This mineral right is part of a group of permits referred to as “Grupamento Mineiro” (number 852.145/1976), which includes mining concessions from the Carajás region, such as mining concessions of operations of Serra Norte and Serra Leste. In 2021, we decided to relinquish all our mineral rights in Indigenous Lands in Brazil. For this purpose, we filed application for area reduction with respect to the mineral right number 813.684/1969, reducing its area from 100,000.00 ha to 98,910.42 ha. This area reduction will become effective upon publication of ANM approval in the Official Gazette.

VALE ANNUAL REPORT FORM 20-F | 53

LINES OF BUSINESS

Surface Rights

Surface rights are independent of mineral rights in Brazil. We own the relevant properties or have easements to conduct our operations in Serra Sul.

Current, planned, future mining plans

Mining at Serra Sul is an operated open pit mining. There are four mobile crushing systems working in conjunction with conveyor belts that move along the benches as the mining face advances in favorable zones. Where belt systems are not feasible, the mine uses traditional truck-shovel methods for extraction of ore and waste. The mine and processing plant at Serra Sul has a nominal annual capacity of 90 Mtpy. We are currently working on projects to increase this capacity to 120 Mtpy. Additional mining areas are being assessed at Serra Sul to maintain and expand the complex’s production capacity.

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

Total property book value

The book value of the Serra Sul mining complex and its associated plant and equipment was US$4,742 million as of December 31, 2023, not including shared infrastructure assets such as ports and railways.

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

Mineral resources

The database used to estimate the grades is composed of chemical assays of Fe, SiO2, P, Al2O3, Mn, LOI, TiO2, MgO, and CaO. These elements were assayed in different size distribution fractions and later grouped into four fractions: G1A (+ 19 mm), G1B (-19 + 8 mm), G2 (-8 + 0.15 mm) and G3 (-0.15 mm). The geological and block models were completed after an extensive revision of the entire database.

The geological model was completed entirely with implicit modeling, differentiating the lithological domains based on the chemical, granulometric, and/or mineralogical homogeneity with support of geophysical information.

Grade interpolation uses multivariate estimation methods by Ordinary Co-Kriging based on Intrinsic Correlation Models (ICM). The estimate is attributed to the lithological domains using the hard boundary principle. That is, blocks belonging to a domain can be estimated only with samples from the same domain. Blocks estimates were validated using industry standard validation techniques.

VALE ANNUAL REPORT FORM 20-F | 54

LINES OF BUSINESS

Classification of blocks was assigned according to Risk Index methodology which combines orebody continuity and estimation error. Subsequently, this automated classification was compared with regular geometric classification method to better assess the classification.

Mineral resources were confined within an optimized conceptual pit shell. The resulting pit extents were considered for reasonableness, such as any potential impact on planned mine infrastructure (processing facilities), adequateness of the current waste projected piles capacities. Pit inter-ramp slope angles varies according to lithology and range from 19-42°. All disclosure of mineral resources is exclusive of mineral reserves.

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. All disclosure of mineral resources is exclusive of mineral reserves.

Serra Sul – Summary of Iron Ore Mineral Resources as of December 31, 2023 (1)(2)(5)
Category	2023(3)		2022(3)		Cut-off grade	Metallurgical recovery
	Tonnage	Grade	Tonnage	Grade
Measured	542.5	66.1	479.9	66.0	N/A(4)	100%
Indicated	407.0	64.8	388.0	64.6
Measured + Indicated	949.6	65.5	867.8	65.4
Inferred	123.7	64.6	123.5	64.3
(1)	The mineral resource prospects of economic extraction were determined based on a long-term price of US$93/dmt for 62% iron grade.
(2)	The resources reported on an 100% basis, as operations are entirely owned by us.
(3)	Tonnage stated as metric million tons inclusive of 6.61% of moisture content and dry %Fe grade. The point of reference used is in situ metric tons.
(4)	The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block model.
(5)	Numbers have been rounded.

Mineral reserves

The Mineral Reserves is defined based on measured and indicated Mineral Resources and proper considerations were made for conversion into proven and probable Mineral Reserves.

The pit optimization to generate the economic pit shell was based on industry standard Lerch-Grossman algorithm. No economic cut-off grade was applied to the mineral reserve because the average grade of the resource is 60% Fe. Metallurgical recovery was set at 100% because there is no process for concentration at the Serra Sul Mine, thus all material is treated as ore.

Capital and operating cost estimates were prepared based on recent operating performance and the current operating budget for 2023. Price curves were consolidated by our Marketing team, which are based on a market price model using the price consensus of the bank analysts and includes considerations for client preferences, offer and demand of transoceanic iron ore, bonuses, and penalties for deleterious components according to the quality of the product shipped.

For a discussion of the material changes from the previous fiscal year, see Information on the Company—Reserves and Resources.

Serra Sul - Summary of Iron Ore Mineral Reserves as of December 31, 2023 (1)(2)(5)
Category	2023(3)		2022(3)		Cut-off grade	Metallurgical recovery
	Tonnage	Grade	Tonnage	Grade
Proven	1,506.6	65.7	1,807.6	66.1	N/A(4)	100%
Probable	1,924.3	65.2	2,385.6	65.6
Total	3,430.9	65.4	4,193.2	65.8
(1)	The mineral reserve economic viability was determined based price curve with the long-term price being US$74.5/dmt for 62% iron grade.
(2)	The reserves reported on an 100% basis, as operations are entirely owned by us.
(3)	Tonnage stated as metric million tons inclusive of 6.79% of moisture content and dry %Fe grade. The point of reference used is in situ metric tons.
(4)	The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block model.
(5)	Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 55

LINES OF BUSINESS

1.1.4       Iron ore agglomerate operations

1.1.4.1        Iron ore pellet operations

We produce iron ore pellets in Brazil and Oman, directly and through joint ventures, as set forth in the table below. Our total estimated nominal capacity is 57.7 Mtpy, including the full capacity of our pelletizing plants in Oman, our joint ventures and Tubarão, but not including the capacity of plants owned by our joint venture Samarco.

IRON ORE PELLETS OPERATIONS

	TUBARÃO	FÁBRICA	VARGEM GRANDE	SÃO LUIS
Ownership interest(1)	- Vale Tubarão VIII (100% owned by Vale) - Itabrasco (50.9% owned by Vale) - Hispanobras (50.9% owned by Vale) - Kobrasco (50% owned by Vale) - Two Nibrasco plants (51% owned by Vale)	100% owned by Vale	100% owned by Vale	100% owned by Vale
Location	State of Espírito Santo, Brazil	State of Minas Gerais, Brazil	State of Minas Gerais, Brazil	State of Maranhão, Brazil
Operator	Vale S.A.	Vale S.A.	Vale S.A.	Vale S.A.
Capacity (Mtpy)	31.3(2)	4.5	7.0	7.5

VALE ANNUAL REPORT FORM 20-F | 56

LINES OF BUSINESS

	TUBARÃO	FÁBRICA	VARGEM GRANDE	SÃO LUIS
Operations	One wholly owned pellet plant (Tubarão VIII) and five leased plants (Itabrasco, Hispanobras, Kobrasco and two Nibrasco plants). These plants receive iron ore primarily from our Southeastern System mines.	Part of the Southern System. Receives iron ore from the Paraopeba complex and purchases from third parties. Since February 2019, Fabrica operations are suspended.	Part of the Southern System. Receives iron ore from the Vargem Grande complex.	Part of the Northern System. Receives iron ore from the Carajás mines.
Energy	Supplied through the national electricity grid. Produced directly by our power plants or acquired through power purchase agreements.	Supplied through the national electricity grid. Produced directly by our power plants or acquired through power purchase agreements.	Supplied through the national electricity grid. Produced directly by our power plants or acquired through power purchase agreements.	Supplied through the national electricity grid. Produced directly by our power plants or acquired through power purchase agreements.
Logistics	Production is shipped to customers through our Tubarão maritime terminal.	Production is mostly transported by MRS and EFVM.	Production is mostly transported by MRS.	Production is shipped to customers through our Ponta da Madeira maritime terminal.
(1)	The operating lease for the Hispanobras pellet plant expires in December 2024, for the Itabrasco pellet plant in June 2025, for the Nibrasco pellet plant in December 2025, and for the Kobrasco pellet plants in August 2033.
(2)	Our environmental operating licenses for the Tubarão pellet plants provide for a capacity of 36.2 Mtpy.

OMAN

Vale Oman Pelletizing Company LLC (VOPC)
Ownership interest	100% stake
Location	Sohar, Oman
Operator	Vale S.A.
Capacity (Mtpy)	9.0
Operations

Our industrial complex comprises two pellet plants with total nominal capacity of 9.0 Mtpy. The pelletizing plant is integrated with our distribution center that has a nominal capacity of 40.0 Mtpy.

The Oman plant is supplied by iron ore from the Iron Quadrangle state of Minas Gerais through the Tubarão port and by iron ore from Carajás through the Ponta da Madeira maritime terminal.

VALE ANNUAL REPORT FORM 20-F | 57

LINES OF BUSINESS

1.1.4.2       Iron ore pellets production

The following table sets forth information about our main iron ore pellet production.

	Production for the year ended December 31, (million metric tons)
Operator	2023	2022	2021
Blast Furnace Pellets	19.4	16.7	18.6
Direct Reduction Pellets	17.1	15.4	13.1
Total(1)	36.5	32.1	31.7
(1)	These figures correspond to 100% production from our pellet plants in Oman and in Tubarão and the four pellet plants we lease in Brazil and are not adjusted to reflect our ownership.

1.1.4.3       Iron ore briquette operations

We are reshaping our agglomerates portfolio with a focus on low-carbon solutions for the steelmaking sector. In December 2023, we launched our first industrial briquette plant with a 6 Mtpy capacity in Tubarão. This plant will enable us to expand our testing and run longer validation programs with our clients for blast furnace and direct reduction briquettes. Our goal is to deliver 100 Mtpy of agglomerate products (i.e., iron ore pellets and iron ore briquettes) by 2030.

1.1.5       Iron ore strategy

Our key priorities for Iron Ore Solutions are to recover production and operational flexibility, build sustainable solutions and optimize our product portfolio by increasing the supply of high-quality products:

Recovering production and operational flexibility

Our goal is to achieve an overall production ranging from 340 to 360 Mtpy by 2026. In the Northern System, our plan is to increase high-quality volumes in with new low-cost assets, ramping up and opening new mining fronts and enhancing assets performance. In the Southeastern System, we are developing solutions to increase our pellet feed production, developing tailings filtration facilities and dry stacking.

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

Building sustainable solutions

We continue to invest in solutions to reduce our reliance on new dams and dam raisings. In 2023, we reached an approximate 77% share of dry processing production compared to 40% in 2014. Also in 2023, we concluded the increase in production of Northern System conversion of Plant 1 in Serra Norte to dry processing and the implementation of tailings filtration plants. Once we reach 360 Mtpy in capacity and complete the implementation of other related projects, including the production increase in the Capanema project start-up, and dry concentration facilities, we expect to have only approximately 15% of our production based on tailings disposal in dams build in a single step or raised by center line or downstream method.

In order to treat the tailings from wet processing, we are investing in tailings filtration systems to allow the reduction of disposal of tailings in dams and also to operate certain mines and plants without using tailings dams. We have announced an estimated investment of US$2,214 million between 2018 and 2033 in some of our sites, including Vargem Grande Complex, Itabira Complex and Brucutu, to be operated with tailings filtration systems and dry stacking tailings disposal, which consists of filtering and stacking of partially dewatered tailings, reducing our reliance on tailings dams. In 2023, we invested US$144 million in tailings filtration system and dry stacking tailings disposal, and we started the operation of the Itabira Complex (Cauê and Conceição) and Brucutu filtration plants, the second and third of four plants under construction in Minas Gerais.

VALE ANNUAL REPORT FORM 20-F | 58

LINES OF BUSINESS

In line with this goal, we acquired New Steel in January 2019, bringing in innovative technologies for the dry beneficiation of iron ore. The world’s first industrial-scale dry magnetic fines concentration plant was approved to produce 1.5 Mtpy with the start-up expected for 2024 in the Vargem Grande complex.

We announced the development of a commercial quality sand for civil construction applications – a sustainable alternative for the construction industry. These efforts are the result of seven years of research and approximately R$50 million in investments. In 2021, we announced the development of a commercial-grade sand for civil construction applications – a sustainable alternative for the industry. In 2023, we created Agera, a subsidiary to develop and expand our sustainable sand business. We process and commercialize the sand produced from tailings resulting from our iron ore operations in the state of Minas Gerais. This product, began production in 2021 after seven years of research, serves as a substitute for naturally extracted sand. Since its inception, approximately 1.9 million tons have been supplied to the civil construction sector and road paving projects.

Optimizing product portfolio by increasing the supply of higher-quality products and developing innovative solutions for the decarbonization of steel industry

In the iron ore business, we will continue to promote the Brazilian Blend Fines (BRBF), a standard product with silica (SiO2) content limited to 5% and lower alumina (1.5%), which offers strong performance in any kind of sintering operation. We produce BRBF by blending fines from Carajás ores and Southern and Southeastern ores, which are complementary ores for our blending strategy. BRBF is produced in our Teluk Rubiah Maritime Terminal in Malaysia and in fourteen ports in China. This process reduces the time needed to reach Asian markets and increases our distribution capillarity by allowing the use of smaller vessels. Our blending strategy also enables the use of iron ore with lower iron content from the Southern and Southeastern Systems, allowing more efficient mining plans and increasing the use of dry processing methods, which in turn reduce capital expenditures, extend the life of our mines, reduce use of dams, and reduce water consumption by our operations: a key flexibility to cope with the short-term challenges.

We continue to improve our portfolio to provide our customers with solutions and to adapt to potential market demands. Steel demand will grow steadily over the years based on emerging regions and current megatrends. Decarbonization will create market segmentation with increased appetite for high quality products that can deliver lower CO2 emissions. Our strategy aims to accelerate the implementation of breakthrough Iron Ore Solutions to attend more stringent demand of steelmakers. As development progresses, an optimized portfolio focused on improving quality and gradually recovering capacity will be achieved. Our goal is to increase the production of agglomerated products – briquettes and pellets – securing the supply of high-grade products to the market. The iron ore briquettes are part of our Iron Ore Solutions portfolio, result of a breakthrough technology developed in-house over 18 years of research and patented by us. Our iron ore briquettes are low temperature, low CO2 agglomerated alternative to lump, pellets and sinter. They can provide a reduction of up to 10% of greenhouse gases emissions in the steel industry production chain, while the low temperature (approximately 250°C) required in its production process allows for up to 80% less CO2 emissions when compared to traditional agglomeration routes (approximately 1300°C). The briquette had its performance proven by several industrial trials conducted since 2019 in different clients, delivering excellent results. It also connects with circular economy, as the binder production can use sand from our mining tailings as a raw material.

1.1.6       Customers, sales and marketing

Iron ore demand is primarily driven by steel production. China, as the world’s largest steel producer, significantly influences this demand. There are several types of tradeable iron ore products such as lump, fines, iron ore concentrates, pellets and briquettes. Each product differs in iron content, impurities levels, moisture and physical properties.

VALE ANNUAL REPORT FORM 20-F | 59

LINES OF BUSINESS

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

In 2023, China accounted for 62% of our iron ore and iron ore pellet shipments, and Asia as a whole accounted for 77%, Brazil accounted for 12%, Europe accounted for 5% followed by the Middle East with 2% and others with 4%. Our ten largest customers collectively purchased 143.5 million metric tons of iron ore and iron ore pellets from us, representing 47.7% of our 2023 iron ore and iron ore pellet sales volumes and 47% of our total iron ore and iron ore pellet revenues. The revenue from a single customer from the Iron Ore Solutions segment amounted to US$4,239 million, individually representing 10% of our total revenue for the year ended December 31, 2023. No other customer represented more than 10% of our total revenue in 2023. In 2022 and 2021, no customer individually represented 10% or more of our revenue.

Of our 2023 pellet production, 53% was blast furnace pellets and 47% was direct reduction pellets. Blast furnace and direct reduction are different technologies employed by steel mills to produce steel, each using different types of pellets. In 2023, the Brazilian markets and the Asian market (mainly China and Japan) were the primary markets for our blast furnace pellets, while the Middle East and North America were the primary markets for our direct reduction pellets.

We invest in customer service in order to improve our competitiveness. We work with our customers to understand their objectives and to provide them with Iron Ore Solutions to meet specific customer needs. Using our expertise in mining, agglomeration and iron-making processes, we search for technical solutions that will balance the best use of our world-class mining assets and the satisfaction of our customers. We believe that our ability to provide customers with a total Iron Ore Solutions and the quality of our products are both very important advantages helping us improve our competitiveness in relation to competitors that may be more conveniently located geographically. In addition to offering technical assistance to our customers, we have offices in St. Prex (Switzerland), Tokyo (Japan), Singapore, Dubai (UAE), Shanghai, Beijing and Qingdao (China), which support global sales by Vale International. These offices also allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries.

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

In 2023, we hedged part of our total exposure of 2023 and 2024 to bunker oil prices relating to our shipping requirements connected to our FOB and CFR international and domestic sales.

1.1.7       Competition

The global iron ore and iron ore pellet markets are highly competitive. The main factors affecting competition are price, quality and range of products offered, reliability, operating costs and shipping costs.

Asia. Our main competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Group Limited (BHP), Rio Tinto Ltd (Rio Tinto) and Fortescue Metals Group Ltd.

•	We are competitive in the Asian market for two main reasons. (1) First, steel companies generally seek to obtain the types (or blends) of iron ore and iron ore pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, in addition to its high-grade, the alumina content of our iron ore is very low compared to Australian ores, reducing consumption of coke and increasing productivity in blast furnaces, which is particularly important during periods of high demand and environmental restrictions. When market demand is strong, our quality differential generally becomes more valuable to customers. (2) Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and iron ore pellets. Our ownership and operation of logistics facilities in the Northern and Southeastern Systems help us ensure that our products are delivered on time and at a relatively low cost.

VALE ANNUAL REPORT FORM 20-F | 60

LINES OF BUSINESS

•	We rely on long-term contracts of affreightment to secure transport capacity and enhance our ability to offer our products in the Asian market at competitive prices on a CFR basis, despite higher freight costs compared to Australian producers.
•	To support our commercial strategy for our iron ore business, we operate two distribution centers, one in Malaysia and one in Oman and we have long-term agreements with seventeen ports in China, which also serve as distribution centers.
•	In 2015, we launched the Brazilian blend fines (BRBF), a product resulting from blending fines from Carajás, which contain a higher concentration of iron and a lower concentration of silica in the ore, with fines from the Southern and Southeastern Systems, which contain a lower concentration of iron in the ore. In August 2018, Metal Bulletin launched a new index, the 62% Fe low-alumina index, which is based on our BRBF. During 2023, the 62% Fe low-alumina index traded with a premium of US$1.8 per dmt over the 62% Fe index. The resulting blend offers strong performance in any kind of sintering operation. It is produced in our Teluk Rubiah Maritime Terminal in Malaysia and in the seventeen distribution centers in China, which reduces the time to reach Asian markets and increases our distribution capillarity.

Europe. Our main competitors in the European market are Luossavaara Kiirunavaara AB (LKAB), ArcelorMittal Mines Canada Inc., Iron Ore Company of Canada, a subsidiary of Rio Tinto, Kumba Iron Ore Limited and Société Nationale Industrielle et Miniére. We are competitive in the European market for the same reasons as in Asia, and due to the proximity of our port facilities to European customers.

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

1.2       Logistics and energy assets to support Iron Ore Solutions operations

1.2.1       Railroads

Vitória a Minas railroad (Estrada de Ferro Vitória a Minas - EFVM). EFVM railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais to the Tubarão port, in Vitória, in the Brazilian state of Espírito Santo.

•	We operate this 905-kilometer railroad under a concession agreement, which was recently renewed and will expire in 2057.
•	The EFVM railroad consists of two lines of track extending for 584 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are in this area and major agricultural regions are also accessible to it.
•	VLI S.A. (VLI) has rights to purchase railroad transportation capacity on our EFVM railroad.
•	In 2023, the EFVM railroad transported 85.5 thousand metric tons of iron ore and 20 thousand metric tons of other cargo. The EFVM railroad also carried 742 thousand passengers in 2023. In 2023, we had a fleet of 312 locomotives and 12,134 wagons at EFVM, which were operated by us and third parties.

Carajás railroad (Estrada de Ferro Carajás - EFC). EFC railroad links our Northern System mines in the Carajás region in the Brazilian state of Pará to the Ponta da Madeira maritime terminal, in São Luis, in the Brazilian state of Maranhão.

VALE ANNUAL REPORT FORM 20-F | 61

LINES OF BUSINESS

•	We operate the EFC railroad under a concession agreement, which was recently renewed and will expire in 2057. EFC extends for 892 kilometers from our Carajás mines to our Ponta da Madeira maritime terminal complex facilities. Its main cargo is iron ore, principally carried for us.
•	VLI has rights to purchase railroad transportation capacity on our EFC railroad.
•	In 2023, the EFC railroad transported 171,200 thousand metric tons of iron ore and 16,684 thousand metric tons of other cargo. EFC also carried 399 thousand passengers in 2023. EFC supports the largest train, in terms of capacity, in Latin America, which measures approximately 3.4 kilometers, weighs approximately 41.5 thousand gross metric tons when loaded and has 330 cars. In 2023, EFC had a fleet of 298 locomotives and 20,941 wagons, which were operated by us and third parties.

We are currently discussing with the Brazilian Ministry of Transportation the general conditions for optimizing the investment plans of EFC and EFVM concession contracts, both of which are currently being fulfilled by us in accordance with the terms that were agreed and communicated to the market in 2020.

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

We charge market prices for customer freight, including iron ore pellets originating from joint ventures and other enterprises in which we do not have a 100% equity interest. Market prices vary based on the distance traveled, the type of product transported and other criteria, subject to price caps set forth in the relevant concession agreements and are regulated by the Brazilian transportation regulatory agency (Agência Nacional de Transportes Terrestres – ANTT).

1.2.2       Ports and maritime terminals

Brazil

We operate ports and maritime terminals principally to complete the delivery of our iron ore and iron ore pellets to bulk carrier vessels serving the seaborne market. For more information, see Information on the Company—Iron Ore Solutions—Iron Ore and Iron Ore Agglomerates—Iron Ore and —Iron Ore Agglomerates Operations. We also use our ports and terminals to handle customers’ cargo.

Tubarão and Praia Mole Ports. The Tubarão port, which covers an area of 18 square kilometers, is in the Brazilian state of Espírito Santo and contains the iron ore maritime terminal and the general cargo terminals (Terminal de Granéis Líquidos and the Terminal de Produtos Diversos).

•	The iron ore maritime terminal has two piers. From this terminal in the Tubarão port, we export mostly iron ore produced from our Southeastern System. The iron ore maritime terminal has a storage yard with a capacity of 2.9 million metric tons. In 2023, 69,161 million metric tons of iron ore and iron ore pellets were shipped through the terminal for us.
•	Pier I can accommodate two vessels at a time, one of up to 170,000 deadweight tonnage (DWT) on the southern side and one of up to 210,000 DWT on the northern side. In Pier I there are two ship loaders, which can load up to 13,500 metric tons per hour each.
•	Pier II can accommodate one vessel of up to 405,000 DWT at a time, limited to 23 meters draft. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour continuously.
•	The Terminal de Produtos Diversos handled 6,165 million metric tons of grains and fertilizers in 2023. VLI has the right to purchase capacity of the Terminal de Produtos Diversos, upon agreement with us on volume.
•	The Terminal de Granéis Líquidos handled 0.76 million metric tons of fuel in 2023. VLI has the right to purchase capacity of the Terminal de Granéis Líquidos, upon agreement with us on volume.

VALE ANNUAL REPORT FORM 20-F | 62

LINES OF BUSINESS

•	The Praia Mole port is also located in the Brazilian state of Espírito Santo. The Praia Mole terminal is principally a coal terminal and handled 10,5 million metric tons of coal and other related cargo in 2023. VLI has the right to purchase capacity of the Praia Mole terminal, upon agreement with us on volume.

Ponta da Madeira maritime terminal. Our Ponta da Madeira maritime terminal is in the Brazilian state of Maranhão.

•	Pier I can accommodate vessels of up to 420,000 DWT and has a maximum loading rate of 16,000 metric tons per hour. Pier III, which has two berths and three ship loaders, can accommodate vessels of up to 210,000 DWT at the south berth and 180,000 DWT at the north berth (or two vessels of 180,000 DWT simultaneously), subject to tide conditions, and has a maximum loading rate of 8,000 metric tons per hour in each shiploader.
•	Pier IV (south berth) is able to accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 metric tons per hour.
•	In 2018, we received from the Brazilian tax authorities, the customs authorization for the operations of Pier IV (north berth). Cargo shipped through our Ponta da Madeira maritime terminal consists of the Northern System production of iron ore and pellets. Pier IV (north berth) can accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 metric tons per hour.
•	In 2023, 166.1 million metric tons of iron ore and pellets were shipped through the terminal. The Ponta da Madeira maritime terminal has a storage yard with a static capacity of 7.2 million metric tons.

Itaguaí maritime terminal - Cia. Portuária Baía de Sepetiba (CPBS). From this terminal we mostly export iron ore from our Southern system. CPBS is a wholly owned subsidiary that operates the Itaguaí terminal, at the Itaguaí Port, in Sepetiba in the Brazilian state of Rio de Janeiro, which is leased from Companhia Docas do Rio de Janeiro (CDRJ) until 2026, with a proposal for an extension for more 25 years, currently under analysis by the Ministry of Ports and Airports, federal regulatory agency and Port Authority. Itaguaí port terminal has a pier with one berth that allows the loading of ships up to 17.8 meters of draft and approximately 200,000 DWT of capacity. In 2023, the terminal loaded 14.8 million metric tons of iron ore.

Guaíba Island maritime terminal. From this terminal we export mostly iron ore from our Southern system. We operate a maritime terminal on Guaíba Island in the Sepetiba Bay, in the Brazilian state of Rio de Janeiro. The iron ore terminal has a pier with two berths that allows the loading of ships of up to 350,000 DWT. In 2023, the terminal loaded 29.9 million metric tons of iron ore.

Oman. Vale Oman Distribution Center LLC is part of the Oman Industrial Complex and operates a blending and distribution center in Liwa, Sultanate of Oman. The maritime terminal has a large deep-water jetty, a 600-meter long platform connected to the shore by means of a 700-meter long trestle and is integrated with a storage yard that has throughput capacity to handle 40 Mtpy of iron ore and iron ore pellets per year. The loading nominal capacity is 10,000 metric tons per hour and the nominal unloading capacity is 9,000 metric tons per hour.

Malaysia. Teluk Rubiah Maritime Terminal is in the Malaysian state of Perak and has a pier with two berths that allows the unloading of vessels of approximately 400,000 DWT and the loading of vessels up to 220,000 DWT of capacity. In 2023, the terminal unloaded 17.0 million metric tons of iron ore and loaded 17.1 million metric tons of iron ore.

Shipping – Maritime shipping of iron ore and pellets

In 2023, we shipped approximately 263 million metric tons of iron ore and pellets in transactions in which we were responsible for transportation. We ship a large amount of our iron ore products through long-term contracts of affreightment with owners of very large ore carriers (VLOCs). The vessels employed under these contracts of affreightment reduce energy consumption and greenhouse gas emissions by carrying a large amount of cargo in a single voyage, reducing our carbon footprint and offering lower shipping costs. The majority of these vessels are efficient and modern Valemax (400,000 DWT) and Guaibamax (325,000 DWT) vessels, which carried approximately 138 million metric tons of iron ore products in 2023. These vessels also help us mitigate most of the volatility of the capesize spot market.

VALE ANNUAL REPORT FORM 20-F | 63

LINES OF BUSINESS

Considering the IMO regulation that limits global Sulphur emissions to 0.5%, which became effective in January 2020, we negotiated the fitting of scrubbers on the majority of the vessels employed under long-term contracts of affreightment. These scrubbers allow such vessels to continue bunkering high-sulphur fuel oil, while complying with the new regulation. Since 2021, 97% of the vessels employed under our long-term contracts of affreightment are scrubber-fitted.

In 2023, we launched a tender for the construction of the next generation of Guaibamax VLOCs. These vessels will represent the latest state of the art design and will be equipped with several energy saving devices, such as rotor sails, advanced hull coatings and shaft generators, and will be dual fuel, capable of running on heavy fuel oil and methanol, with the ability to convert to LNG and/or ammonia in the future.

1.2.3       Energy

We have developed our energy assets based on the current and projected energy needs of our operations, with the goal of reducing our energy costs, minimizing the risk of energy shortages and meeting our consumption needs through renewable sources.

Energy management and efficient supply are priorities for us, given the uncertainties associated with changes in the regulatory environment and the risk of rising electricity prices. In 2023, our installed capacity in Brazil was 2.6 GW, sourced mostly from directly or indirectly owned power plants. We use the electricity produced by these plants for our internal consumption needs.

We have a 50% direct stake at the hydroelectric plant of Candonga (140 MW), located in the Southeastern region. We also have an 8.8% direct stake at the hydroelectric plant of Machadinho (1,140 MW), located in the Southern region and a 30% direct stake at the hydroelectric plant of Estreito (1,087 MW), located in the Northern region.

Through our 55% participation in Aliança Geração de Energia S.A. (Aliança Energia), we also have indirect stakes in the hydroelectric power plants of Igarapava (210 MW), Porto Estrela (112 MW), Funil (180 MW), Candonga (140 MW), Aimorés (330 MW), Capim Branco I (240 MW), Capim Branco II (210 MW), located in the Southeastern Region. Additionally, we have indirect stakes in the wind complexes of Santo Inácio (99 MW), under operation since 2017 and Gravier (71 MW), which started operations in 2022, both located in the Brazilian state of Ceará, and in Acauã (109 MW), located in the state of Rio Grande do Norte, which is in ramp-up phase, scheduled for completion by July 2024. Similar to the hydropower plants, part of the electricity generated by the wind projects supplies our operations through power purchase agreements with Aliança Energia. We also have a joint venture with Cemig Geração e Transmissão S.A. in Aliança Norte Energia S.A. (Aliança Norte). Aliança Norte has 9% stake in Norte Energia S.A. (Norte Energia), a company established to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará, which began its operations in April 2016 and completed the start-up of its 24 turbines in 2019. In July 2023, there was a corporate restructuring of Aliança Norte. We previously held a direct 51% stake (and Cemig 49%), and now we hold 1% directly and 50% indirectly, transferring 50% to Salobo Metais S.A. (25%) and Mineração Onça Puma S.A. (25%), both companies within the Energy Transition Metals’ structure. Our indirect stake participation in the Belo Monte project allow us, Salobo Metais S.A. and Mineração Onça Puma S.A. the right to purchase a total amount of 9% of the electricity generated by the plant, which has already been contracted through a long-term power purchase agreement with Norte Energia.

In July 2023, we concluded the ramp up phase of the Sol do Cerrado solar project, which contemplates a total installed capacity of 766 megawatts peak (MWp) in the municipality of Jaíba, in the state of Minas Gerais, Brazil. Our 100% solar generation also optimizes the generation profile of our portfolio, which is mostly based on hydro generation.

VALE ANNUAL REPORT FORM 20-F | 64

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

VALE ANNUAL REPORT FORM 20-F | 65

LINES OF BUSINESS

NICKEL OPERATIONS AND PROJECTS
NORTH ATLANTIC OPERATIONS
SUDBURY

Ownership interest	100%(1)
Location	Ontario, Canada.
Operator	Vale Canada Limited.
Mineral titles(2)

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
Associated facilities and infrastructure

Processing plants: Milling, smelting and refining facilities. In Ontario, we also process external feeds from third parties and our Thompson operation. Finished Nickel is produced by the Copper Cliff Nickel Refinery (CCNR) and sent for packaging at Port Colborne Refinery (PCR). In addition to producing finished nickel in Sudbury, we ship a nickel oxide intermediate product to our nickel refinery in Clydach, Wales, United Kingdom to produce finished nickel. Intermediate residues from CCNR are also sent to PCR for further treatment and production of cobalt and precious metals (PGMs, gold and silver). Copper concentrate produced by Ontario Mill is directly sold to the market.

Other facilities: Water treatment plant, acid plant, waste and tailings facilities.

Logistics: Plants are located by the Trans-Canada highway and two major railways that pass through the Sudbury area. Finished products are delivered to the North American market by truck and rail. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) through Canadian ports (Quebec, Trois Rivieres) bulk material (copper concentrate) is sold directly to market and is shipped bulk via Canadian port (Quebec, Trois Rivieres).

Energy: Supplied by Ontario’s provincial electricity grid and produced directly by Vale Canada via hydro generation.

(1)	After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.
(2)	Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 66

LINES OF BUSINESS

THOMPSON

Ownership interest	100%(1)
Location	Thompson, Manitoba, Canada.
Operator	Vale Canada Limited.
Mineral titles(2)

- Mining Claim Leases (MCL) are in good standing and expire between 2021 and 2025.

- Transition Agreement with the government of Manitoba will renew MCLs to Mineral Leases, with renewable terms of 21 years. We can continue to operate during the renewal process.

Total acreage of MCL’s and Mineral Leases: 1,793 ha.

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
Associated facilities and infrastructure

Following the closure of Thompson Smelter and Refinery, since the second half of 2018, nickel concentrate is shipped from Thompson to be processed at Sudbury integrated operations and/or Long-Harbour refinery, depending on the demand.

Other facilities: Waste and tailings disposal structures.

Logistics: From Thompson, the nickel concentrate can be trucked or railed to Winnipeg (Manitoba) or directly railed to Sudbury (Ontario) or Trois-Rivieres, (Quebec). From Trois-Rivieres, the concentrate is stored at the port and loaded aboard a ship for Long Harbour Refinery (Newfoundland & Labrador).

Energy: Hydro-electric power supplied by Manitoba’s provincial utility company.

(1)	After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.
(2)	Area with resources associated.

VALE ANNUAL REPORT FORM 20-F | 67

LINES OF BUSINESS

VOISEY’S BAY AND LONG HARBOUR

Ownership interest	100%(1)
Location	Newfoundland and Labrador, Canada.
Operator	Vale Newfoundland & Labrador Limited which is wholly owned by Vale Canada Limited.
Mineral titles(2)	Mining lease expiring in 2027 with a right of further renewals for 10-year periods. Acreage: 1,599 ha.
Stage/ Operations	Production stage since 2005. Integrated mining and milling operation at Voisey’s Bay producing nickel and copper concentrates. further integrated with Long Harbour Refinery (in operation since 2014).
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Nickel and copper. Open pit and underground mining operations with nickel-copper sulfide ore bodies, which also contain cobalt.
Associated facilities and infrastructure

Processing plant: Nickel concentrate from Voisey’s Bay (Labrador) is refined at Long Harbour (Newfoundland) to produce finished nickel rounds, as well as associated copper and cobalt products. Since the second half of 2021, Long Harbour also started processing additional feed from Thompson, Manitoba. Copper concentrate produced by Voisey’s Bay (Labrador) is directly sold to the market.

Other facilities: Waste and tailings disposal structures.

Logistics: The copper and nickel concentrate from Voisey’s Bay are transported to the port by haulage trucks and then shipped by dry bulk vessels to either overseas markets (copper) or to our Long Harbour facilities (nickel) for further processing. Thompson concentrate is sent to Long Harbour by rail and ship.

Energy: Power at Voisey’s Bay is 100% supplied through Vale-owned diesel generators. Power at the Long Harbour refinery is supplied by the Newfoundland and Labrador provincial utility company.

(1)	After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.
(2)	Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 68

LINES OF BUSINESS

ASIA/PACIFIC OPERATIONS
PTVI

Ownership interest	Owned by PT Vale Indonesia Tbk (PTVI). We indirectly hold 44.33% of PTVI, Sumitomo Metal Mining (Sumitomo) holds 15.0%, PT Mineral Industri Indonesia (Persero) (MIND ID) holds 20% and the public holds 20.64%).(1)
Location	Sulawesi Province, Indonesia.
Operator	PTVI.
Mineral titles(2)	Contract of Work expires in 2025, with right to two consecutive ten-year extensions. Acreage: 118,017ha.
Stage/ Operations

Comprised of the Sorowako operation and the Pomalaa, Bahodopi and Tanamalia projects.

Sorowako is at production stage since 1978 and engages in mining and value-added smelting activities in the production of nickel matte.

Bahodopi and Pomalaa projects are in the construction phase and Tanamalia project is at exploration stage. The first two have completed the FEL3 technical study and the last one has the FEL1 technical study in progress.

Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Nickel laterite deposits (which also contains cobalt as an associated mineral) mined or designed to be mined using the open pit mine method.

VALE ANNUAL REPORT FORM 20-F | 69

LINES OF BUSINESS

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

Processing and Logistics Facilities for the projects: The projects consider the sale of the run of mine, which means we are not considering the inclusion of a processing plant or transport logistics.

(1)	After the completion of the transactions related to the sale of minority interests in VBM and the sale of minority interests in PTVI, ownership interest may change. For more information see Overview—Business Overview—Significant Changes in Our Business.
(2)	Area of the contract of work (COW).

SOUTH ATLANTIC OPERATIONS
ONÇA PUMA

Ownership interest	100%(1)
Location	Pará, Brazil.
Operator	Mineração Onça Puma S.A.
Mineral titles(2)	Mining concession with no expiration date, applications for mining concession and exploration permit with final exploration report. Acreage: 35,186 ha.
Stage/ Operations	Production stage since 2010. Two main open pits (Onça and Puma), satellite deposits (Puma W, Guepardo and Mundial), and a smelting operation producing a high-quality ferronickel for application within the stainless-steel industry.

VALE ANNUAL REPORT FORM 20-F | 70

LINES OF BUSINESS

Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations. For more information on licensing, see Additional Information—Legal Proceedings—Legal Proceedings Seeking Suspension of Certain Operations in the State of Pará.
Mine types and mineralization styles	Nickel laterite deposit, open pit mining.
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

Energy: Supplied through the national electricity grid. Produced directly by our power plants or acquired through power purchase agreements.

(1)	After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.
(2)	Area with reserves and resources associated.

NICKEL REFINERIES

Long Harbour, Port Colborne and Copper Cliff are described as part of Canadian operations summary above.

	CLYDACH	MATSUSAKA
Ownership interest	100% (1)	We own 87.2% of the shares, and Sumitomo owns the remaining shares.
Location	Clydach, Wales (U.K.).	Matsusaka, Japan.
Operator	Vale Europe Limited.	Vale Japan Limited.
Capacity	Standalone nickel refinery (producer of finished nickel), with nominal capacity of 40,000 metric tons per year.	Standalone nickel refinery (producer of intermediate and finished nickel), with a nominal capacity of 60,000 metric tons per year for intermediate nickel products (for finished nickel product capacity the estimated capacity is 30,000 mt).

VALE ANNUAL REPORT FORM 20-F | 71

LINES OF BUSINESS

Operations	Processes a nickel intermediate product, nickel oxide, supplied from our Sudbury and Matsusaka operations to produce finished nickel in the form of powders and pellets.	Produces intermediate products for further processing in our refineries in the UK, and Canada, and finished nickel products using nickel matte sourced from PTVI.
Energy	Supplied through the national electricity grid.	Supplied through the national electricity grid. Acquired from regional utility companies.
Logistics	Transported to final customer in the UK and continental Europe by truck. Products for overseas customers are trucked to the ports of Southampton and Liverpool and shipped by ocean container.	Products trucked over public roads to customers in Japan. For overseas customers, the product is loaded into containers at the plant and shipped from the ports of Yokkaichi and Nagoya.
(1)	After the completion of the transactions related to the sale of minority interests in VBM and the sale of minority interests in PTVI, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.

VALE ANNUAL REPORT FORM 20-F | 72

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

	2023(1)			2022(1)			2021(1)
	Production	Grade		Production	Grade		Production	Grade
		Cu	Ni		Cu	Ni		Cu	Ni
Sudbury, Ontario
Copper Cliff	985	1.3	1.1	748	1.3	1.2	468	1.6	1.2
Creighton	406	2.2	2.9	433	2.2	2.6	330	2.8	2.6
Garson	650	1.0	1.0	616	1.2	1.3	410	1.1	1.4
Coleman	863	2.5	1.4	875	2.6	1.5	664	3.3	1.4
Totten	518	1.9	1.3	414	1.9	1.6	256	1.6	1.2
Ontario - total	3,422	1.8	1.4	3,086	1.9	1.5	2,128	2.2	1.5
Manitoba
Thompson	682	0.1	1.9	608	0.1	1.6	646	-	1.8
Voisey’s Bay
Ovoid+Discovery Hill	1,360	0.5	0.8	1,575	0.7	1.3	2,061	1.0	2.0
Reid Brook+Eastern Deeps	400	0.8	1.9	89	0.7	1.7	-	-	-
Indonesia
Sorowako(2)	5,762	0	1.2	4,565	0	1.3	4,149	-	1.8
Brazil
Onça Puma	1,247	0	1.8	1,726	0	1.9	2,016	-	2.1
(1)	Production is stated in thousands of metric tons. Grade is % of copper or nickel, respectively.
(2)	These figures correspond to 100% production and are not adjusted to reflect our ownership. We own a 44.33% interest in PTVI.

VALE ANNUAL REPORT FORM 20-F | 73

LINES OF BUSINESS

The following table provides information about our nickel production, including nickel refined through our facilities and intermediates designated for sale. The numbers below are reported on a contained nickel basis.

Mine	Type	Finished production by ore source for the year ended December 31, (thousand metric tons contained nickel)
		2023	2022	2021
Sudbury	Underground	38.2	38.9	32.2
Thompson	Underground	7.9	9.9	5.9
Voisey’s Bay(1)	Open pit/Underground	13.5	24.4	38.1
Sorowako(2)	Open cast	64.1	63.9	65.4
Onça Puma	Open pit	17.0	23.6	19.1
External(3)	–	24.2	18.3	6.0
Total(4)		164.9	179.0	166.7
(1)	Includes finished nickel produced at Long Harbour.
(2)	These figures have not been adjusted to reflect our ownership. We own a 44.33% interest in PTVI.
(3)	Finished nickel processed at our facilities using feeds purchased from unrelated parties.
(4)	These figures do not include tolling of feeds for unrelated parties.

2.1.3       Individual property disclosure

We consider Sudbury to be a material property, for purposes of S-K 1300. There have been no material changes in the reported reserves or resources or in the material assumptions and information since the last technical report summary filed.

2.1.3.1 Sudbury

Property Description

The Sudbury property is in the Greater City of Sudbury, which is approximately 330 km North–Northeast of the city of Toronto in the Province of Ontario, as illustrated below. Our Sudbury operations consist of:

•	Production stage underground mines (Coleman, Copper Cliff, Creighton, Garson, Totten), a non-operating mine (Stobie), in addition to exploration stage and non-producing deposits (e.g., Victor and Copper Cliff Pit);
•	Processing and refining capabilities are a combination of facilities in Sudbury (Clarabelle Mill, Copper Cliff Smelter and Nickel Refinery), Port Colborne Nickel Refinery, which is located in in Port Colborne, Ontario, about 160 km from Toronto, Ontario.

The following table shows the locations of the central mass point of the Sudbury operations in WGS 1984 datum.

Mine	Latitude (north)	Longitude (west)
Coleman	46°40’37.0	81°20’21.2
Copper Cliff	46°29’29.0	81°04’05.0
Creighton	46°28’23.7	81°04’05.0
Garson	46°34’02.9	80°51’26.4
Copper Cliff Pit	46°31’05.4	81°03’30.2
Stobie	46°32’15.3	80°59’31.1
Totten	46°22’55.2	81°27’09.8
Victor	46°40’26.8	80°48’44.2

VALE ANNUAL REPORT FORM 20-F | 74

LINES OF BUSINESS

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

Electrical power for the Sudbury operations is primarily sourced from grid supply approximately 70%, considering that a portion of the demand is met by our hydroelectric power facilities. In Sudbury, all incoming grid-connected power and hydroelectric generation is distributed to mines and processing plants through our electrical distribution network, consisting of 69 kV distribution power lines, substations, transformers, breakers, disconnects and other electrical equipment. This distribution system is owned, operated, and maintained by us. We consume 100% of our self-generated hydro generation. The hydroelectric facilities have a nameplate capacity of 55 MWh.

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

Geology and Mineralization

Deposits within the Sudbury Igneous Complex (SIC) are examples of nickel–copper mineralization related to magnetism following a meteorite impact. The SIC is exposed as an elliptical ring with a northeast-trending long axis of approximately 72 km and a short axis of approximately 27 km. Sudbury deposits host three principal styles of mineralization: Contact-style, Offset-style, Footwall style. However, the three mineralization environments can be quite variable, transitional, and many exhibit characteristics fitting more than one mineralization environment description.

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

VALE ANNUAL REPORT FORM 20-F | 75

LINES OF BUSINESS

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

Current, planned, future mining plans

Mines are owner-operated and use conventional equipment. The current extraction methods used in underground mining are conventional bulk stopping and narrow vein cut-and-fill mining methods, depending on the mine and geological setting. As part of the long-term strategy and continuous pursuit to add value to the company, by bringing operational reliability, expanding mineral resources and reserves portfolio and development of additional future production capacity we continually invest in mineral exploration.

Asset details and modernization

Over the years, current and previous owners have invested capital to modernize the property, and we now have equipped some of our mines with a wireless network underground (LTE and Wi-Fi), tele-remote mobile equipment and battery electric vehicles. Our underground mines also rely on a robust micro seismic network, as part of our seismic management plan. As part of our innovation program, we are also testing continuous development with deployment of a mechanical rock excavation machine in Sudbury. Our mobile and fixed assets follow a strategic maintenance program for repair, refurbishment and replacement. Our underground development drifts are also part of a ground control monitoring program, for timely rehabilitation and/or enhancement of ground support when needed.

Total property book value

The book value of the property and its associated plant and equipment was US$6,410 million as of December 31, 2023, which does not include goodwill for Energy Transition Metals operations.

Operator history

The Sudbury, Ontario operations have over 120 years of active mining history, and exploration activities that date back to 1856 when nickel was first discovered. Various company names are documented in Ontario’s history such as the Canadian Copper Company of Cleveland, Mond Nickel company, International Nickel Company, Ltd. (joint venture by the Canadian Copper Company, Orford Copper Company and American Nickel Works. Nickel refinery at Clydach, Wales constructed by the Mond Nickel Company) and the British American Nickel Corporation. In 1975, Inco became the formal name of the International Nickel Company of Canada, Limited and in 2006 CVRD obtained ownership of Inco. CVRD rebranded itself to Vale and CVRD–Inco changed its name to Vale Inco and in 2010, Vale Inco changed its name to Vale Canada Limited.

VALE ANNUAL REPORT FORM 20-F | 76

LINES OF BUSINESS

Encumbrances and permitting requirements

There are no known encumbrances on the property, considering the part of the property with reserves or resources associated.

Reserves and resources

The mineral resources and reserves in Ontario are shown as of year ending 2023. For each table, the price, timeframe and point of reference used, when estimating mineral resources and reserves are highlighted.

Mineral resource estimate

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. We do not consider the current change as material. All disclosure of mineral resources is exclusive of mineral reserves.

VALE ANNUAL REPORT FORM 20-F | 77

LINES OF BUSINESS

Sudbury - Summary of Nickel, Cobalt, Copper, PGMs and Gold Mineral Resources as of December 31 (1)(2)(3)(5)
Category	2023							2022							Cut-off grade(4)	Metallurgical recovery(4)
	Tonnage	Ni	Co	Cu	Pt	Pd	Au	Tonnage	Ni	Co	Cu	Pt	Pd	Au
Measured	7.5	1.13	0.03	2.29	1.85	2.39	0.97	5.5	1.13	0.03	2.33	1.92	2.39	0.90	26–236 US$/t 3.5% CuEq	Ni: 65-90% Cu: 85-90% Co: 20-35% Pt: 70-80% Pd: 80-90% Au: 60-75%
Indicated	32.2	1.43	0.04	2.44	1.00	1.25	0.39	38.2	1.30	0.03	2.14	0.90	1.11	0.35
Measured + Indicated	39.7	1.37	0.04	2.41	1.16	1.47	0.49	43.7	1.28	0.03	2.16	1.03	1.27	0.42
Inferred	8.6	1.9	0.04	2.3	1.2	1.3	0.4	18.2	1.3	0.04	1.4	0.9	1.0	0.3
(1)	The mineral resource reasonable prospects of economic extraction were determined using the following price ranges: nickel US$13,376-20,000/t, copper US$4,365-9,500/t, cobalt US$11,023-52,911/t, platinum US$1,124-1,290/oz, palladium US$225-1,400/oz, gold US$700-1,450/oz, depending on the deposit. For each deposit, mineral resource prospect of economic extraction was determined based on a commodity price assumption established at the time of mine design. The commodity price assumption for each deposit continues to provide a reasonable basis for establishing the prospects of economic extraction for mineral resources estimated at this deposit as of December 31, 2023.
(2)	Resources are reported on a 100% basis, as operations are entirely owned by us. After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.
(3)	Tonnage is in millions of dry metric tons. Cu, Ni, Co grades are in (%), Pt, Pd and Au grades are in g/t. Point of reference of the estimate is in situ.
(4)	Cut-off grade and metallurgical recovery by element are shown as ranges due to inherent variability in the mineral deposits requirements and timing of the associated estimate. A CuEq cut-off is used only at the Victor copper deposits.
(5)	Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 78

LINES OF BUSINESS

Mineral reserves estimate

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. We do not consider the current change as material.

Sudbury - Summary of Nickel, Cobalt, Copper, PGMs and Gold Mineral Reserves as of December 31 (1)(2)(3)(6)
Category	2023							2022							Cut-off grade(4)	Metallurgical recovery(4)
	Tonnage	Ni	Co	Cu	Pt	Pd	Au(5)	Tonnage	Ni	Co	Cu	Pt	Pd	Au(5)
Proven	19.1	1.47	0.04	1.73	1.05	1.04	0.45	18.1	1.55	0.04	1.87	1.15	1.14	0.47	8.7–236 US$/ton	Ni: 65-90% Cu: 80-90% Co: 20-35% Pt: 65-75% Pd: 75-90% Au: 50-75%
Probable	56.0	1.40	0.04	1.24	0.77	1.00	0.27	54.3	1.44	0.04	1.32	0.84	1.11	0.29
Total	75.1	1.42	0.04	1.37	0.84	1.01	0.32	72.4	1.47	0.04	1.46	0.92	1.11	0.34
(1)	The mineral reserve economic viability was determined based on a commodity price curve with long-term price of per metric ton of US$18,050 nickel, US$8,275 copper, US$46,925 cobalt. US$1,225/oz platinum US$1,125/oz palladium and gold US$1,625/oz.
(2)	Reserves are reported on an 100% basis, as operations are entirely owned by us. After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.
(3)	Tonnage is in millions of dry metric tons. Ni, Cu, Co grades are in (%), Pt, Pd and Au grades are in g/t. The point of reference is the point of delivery to the process plant.
(4)	Cut-off, metallurgical recovery, pricing data is shown as ranges, due to the variability in specific orebody requirements and timing of the associated estimate.
(5)	Figures shown do not deduct the streaming amounts. For a description of our streaming arrangement with Wheaton, see Section 2.3 PGM’s and other Precious Metals.
(6)	Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 79

LINES OF BUSINESS

2.1.4       Nickel Strategy

A key aspect of our strategy for the nickel business is retaining our product leadership position supplying nickel for the global renewable energy transition, while striving to be a sustainable operator and a global benchmark for health and safety in the industry and in the communities neighboring our operations. We are focused on transforming the business, continuing to review asset utilization, optimizing our operations and concentrating our efforts to increase productivity and improve returns, while preserving capacity for growth. We are one of the world’s largest nickel producers, with large-scale, long-life and low-carbon assets. Leveraging our substantial resource base and diversified mining operations, we produce nickel products from nickel sulfide and laterite sources utilizing advanced technology. Our commercial footprint is global, with a focus on providing top-tier customer service.

Our nickel products are tailored to meet the needs of customers across different industries and geographies, including those requiring high-purity nickel as well as the rapidly evolving electric vehicle battery supply chain. In 2023, 36.1% of our global nickel production came from our Canadian operations, which benefits from the use of renewable energy, and a stable jurisdiction with strong ESG standards and credentials.

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

In 2023, we made significant advancements on the Voisey’s Bay Underground replacement project in Canada and Cooper Cliff Mine replacement project which commenced hoisting in September of 2022 and is continuing its production ramp up. Both projects have high nickel content and a significant amount of base-metal/precious metal by-products.

2.1.5       Customers and sales

Our nickel customers are broadly distributed on a global basis. In 2023, 24% of our refined nickel sales were delivered to customers in Asia, 25% in Europe, 48% in North America and 3% in other markets. We have short-term fixed-volume contracts with customers for most of our expected annual nickel sales. These contracts generally provide stable demand for a significant portion of our annual production. We also have multiple long-term agreements to sell our Class I nickel, including into the North Atlantic electric vehicle market.

Nickel is an exchange-traded metal, currently listed on the London Metal Exchange (LME) and Shanghai Futures Exchange (SHFE), and most nickel products are priced according to a discount or premium to the LME price, depending primarily on the nickel product’s physical and technical characteristics. Our finished nickel products represent what is known in the industry as “primary” nickel, meaning nickel produced principally from nickel ores (as opposed to “secondary” nickel, which is recovered from recycled nickel-containing material). Finished primary nickel products are distinguishable in terms of the following characteristics, which determine the product price level and the suitability for various end-use applications:

VALE ANNUAL REPORT FORM 20-F | 80

LINES OF BUSINESS

•	nickel content and purity level: (i) intermediates have various levels of nickel content, (ii) nickel pig iron has 1.5-15% nickel, (iii) ferro-nickel has 15-40% nickel, (iv) refined nickel with less than 99.8% nickel, including products such as Tonimet™ nickel, (v) standard LME-grade nickel has a minimum of 99.8% nickel, and (vi) high-purity nickel has a minimum of 99.9% nickel and does not contain specific elemental impurities;
•	shape (such as discrete or filamentary powders, pellets, discs, squares and strips);
•	size (from micron powder particles to large full-sized cathodes); and
•	packaging (such as bulk, 2-ton bags, 250 kg drums, 10 kg bags).

In 2023, the principal first-use applications for primary nickel were:

•	stainless steel (64% of global nickel consumption);
•	non-ferrous alloys, alloy steels and foundry applications (13% of global nickel consumption);
•	nickel plating (6% of global nickel consumption);
•	battery precursors (15% of global nickel consumption); and
•	others (2% of global nickel consumption).

In 2023, 93% of our refined nickel sales were made into non-stainless-steel applications, compared to the industry average for nickel producers of 36%. This brings more diversification and sales volume stability to our nickel revenues. As a result of our focus on higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

We offer sales and technical support to our customers on a global basis through an established marketing network headquartered at our head office in Toronto (Canada). We have a well-established global marketing network for finished nickel with sales and technical support distributed around the world with presence in Singapore and Toronto (Canada) and have sales managers located in St. Prex (Switzerland), New Jersey (United States) and at several locations throughout Asia. For information about demand and prices, see Operating and Financial Review and Prospects—Overview—Major Factors Affecting Prices.

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

Our nickel production represented 5% of global consumption for primary nickel in 2023. In addition to us, the largest mine-to-market integrated suppliers in the nickel industry (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Tsingshan Group, Jiangsu Delong Nickel, Jinchuan Nonferrous Metals Corporation, Nornickel and Eramet. Together with us, these companies accounted for about 45% of global refined primary nickel production in 2023.

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

Much of the world nickel production is composed of Class II nickel products (59% of the global market in 2023), which include nickel pig iron (NPI) and ferro nickel (with nickel content under 99%). Most of our products are high quality nickel products, which makes us the supplier of choice for specialty nickel applications. In 2023, 56% of our nickel products were Upper Class I, 12% were Lower Class I, 22% were Class II and 10% were Intermediates.

VALE ANNUAL REPORT FORM 20-F | 81

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

2.2       Copper

2.2.1       Properties

We conduct our copper operations primarily through our wholly owned subsidiary Salobo Metais S.A. in Brazil, and through our subsidiary Vale Canada Limited in Canada. Copper concentrate produced by the South Atlantic contains gold and, in the case of Salobo operation, silver. Our copper operations are described in the tables below.

VALE ANNUAL REPORT FORM 20-F | 82

LINES OF BUSINESS

COPPER OPERATIONS & PROJECTS

BRAZIL

SOSSEGO
Ownership interest	100%(1)
Location	Carajás, State of Pará, Brazil.
Operator	Salobo Metais S.A.
Mineral titles	Mining concession and application for mining concession with no expiration date. Acreage: 121,597 ha.
Stage/ Operations	Production stage since 2004. Four main open pits (Sossego, Sequerinho, Pista and Mata II) and a processing facility to concentrate the ore, and satellites deposits (118, Cristalino Bacaba, Barão Norte and Visconde).
Key permit conditions

We have or expect to obtain in a timely manner the necessary permits for operations.

We are in the process of obtaining or renewing (i) waste and tailings storage facilities permits and (ii) social licenses related to projects.

For information about environmental licensing, see Information on the Company—Regulatory Matters—Brazilian Regulation of Mining Dams and Additional Information—Legal proceedings—Legal Proceedings Seeking Suspension of Certain Operations in the State of Pará.

Mine types and mineralization styles	Iron oxide-copper-gold (IOCG) deposit, with copper as main element of economic interest and mined using the open pit method.

VALE ANNUAL REPORT FORM 20-F | 83

LINES OF BUSINESS

Associated facilities and infrastructure

Processing Facilities: The run of mine is processed at Sossego processing facilities with four main components: crushing, grinding, flotation and concentrate dewatering.

Other facilities: Waste and tailings disposal structures. Logistics: We truck the concentrate to a storage terminal in Parauapebas and then transport it via EFC railroad to the Itaqui Port in São Luís, state of Maranhão. In Itaqui Port, we lease a storage terminal until 2023, with a proposal for an extension for another 20 years, currently under analysis by competent authorities.

Energy: Supplied through the national electricity grid. Produced directly by us or acquired through power purchase agreements.

(1)	After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.

SALOBO
Ownership interest	100%(1)
Location	Carajás, State of Pará, Brazil.
Operator	Salobo Metais S.A.
Mineral titles	Mining concession with no expiration date. Acreage: 9,181 ha.
Stage/ Operations	Production Stage since 2012. Integrated open pit mining and milling operations.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Iron oxide-copper–gold (IOCG) deposit, with copper and gold as main elements of economic interest and mined using open pit method.
Associated facilities and infrastructure

Processing Facilities: The run of mine is processed by means of standard primary and secondary crushing, conveying, roller press grinding, ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.

Other facilities: Waste and tailings disposal structures.

Logistics: We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Itaqui Port in São Luís, state of Maranhão. In Itaqui Port, we lease a storage terminal until 2023, with a proposal for an extension for another 20 years, currently under analysis by competent authorities.

Energy: Supplied through the national electricity grid. Acquired through power purchase agreements.

(1)	After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.

VALE ANNUAL REPORT FORM 20-F | 84

LINES OF BUSINESS

ALEMÃO PROJECT

Ownership interest	100%(1)
Location	Carajás, State of Pará, Brazil.
Operator	Salobo Metais S.A.
Mineral titles	Mining concession with no expiration date. Acreage: 10,000 ha.
Stage/ Operations	Exploration Stage – Pre-Feasibility technical study ongoing.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Iron oxide-copper-gold deposit situated in the Carajás National Forest. The project is to develop a sublevel caving underground mine.
Associated facilities and infrastructure

Processing Facilities: The project is expected to have as processing facilities primary crusher, ball milling, copper concentrate flotation, magnetic concentration, filtration and tailings disposal.

Energy: Is expected to improve the current transmission line to 230kV capacity.

(1)	After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.

VALE ANNUAL REPORT FORM 20-F | 85

LINES OF BUSINESS

PAULO AFONSO COMPLEX

Ownership interest	100%(1)
Location	Carajás, State of Pará, Brazil.
Operator	Salobo Metais S.A.
Mineral titles	Mainly application for mining concession and one exploration permit. Acreage Total: 38,354.7 ha.
Stage/ Operations	Exploration Stage – FEL1 technical study ongoing. The complex is composed by Paulo Afonso and Polo, Gameleira and Grota Funda mineral deposits.
Key permit conditions	Part of the project is situated in the Carajás National Forest. We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Iron oxide-copper-gold deposit. The project is to develop an open pit mine.
Associated facilities and infrastructure

Processing and Logistics Facilities: This greenfield project is currently under a scoping study level for its processing facilities. The region already has a solid ore railroad infrastructure that we use.

Energy: The project foresees the extension of power transmission lines already available in the region.

(1)	After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.

VALE ANNUAL REPORT FORM 20-F | 86

LINES OF BUSINESS

ASIA/PACIFIC
HU’U PROJECT

Ownership interest	80% owned by Vale(1)(2)(3); 20% owned by PT Antam Tbk
Location	Dompu and Bima Regencies of Province of Nusa Tenggara Barat (NTB) Sumbawa Island, Indonesia.
Operator	Sumbawa Timur Mining (STM).
Mineral titles(4)

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

Acreage: 19,260 ha.

Stage/ Operations	Exploration stage – Pre-Feasibility technical study ongoing.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	The Onto copper-gold deposit is a large porphyry copper-gold deposit that also has some characteristics of high sulphidation epithermal deposits. The project is to develop an underground mine.
Associated facilities and infrastructure

Logistics: This project is a greenfield project, therefore the actual logistics of transporting ore as well as processing are still under study.

Infrastructure: The existing infrastructure is under development due to the project’s greenfield location.

(1)	Owned by us through our wholly owned subsidiary Eastern Star Resources Pty Ltd.
(2)	After the completion of the transactions related to the sale of minority interests in VBM ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.
(3)	By the 20th or the 25th year post production (specific timing depends on the mining method adopted by STM), we are mandated to have divested some of our ownership interest to PT Antam Tbk or other Indonesian participants, as applicable, reducing our ownership interest to a maximum of 49%.
(4)	Area of the contract of work.

CANADA
See Information on the Company—Energy Transition Metals—Nickel—Properties

VALE ANNUAL REPORT FORM 20-F | 87

LINES OF BUSINESS

2.2.2       Production

The following table sets forth our annual mine production in our Salobo and Sossego mines and the average percentage grades of copper. The production and average grade represent run-of-mine production and do not include losses due to processing. For the annual mine production of copper as a co-product in our nickel operations, see Information on the Company—Energy Transition Metals—Nickel—Production.

	2023(1)		2022(1)		2021(1)
	Production	Grade	Production	Grade	Production	Grade
Brazil
Sossego	6,873	0.7	10,552	0.6	16,164	0.7
Salobo	49,034	0.6	38,203	0.6	39,418	0.6
Total	55,907	0.6	48,755	0.6	55,582	0.7
(1)	Production is stated in thousands of metric tons. Grade is % of copper.

The following table sets forth information on our copper production.

Mine	Type	Finished production by ore source for the year ended December 31, (thousand metric tons)
		2023	2022	2021
Brazil
Sossego	Open pit	66.8	43.2	81.8
Salobo	Open pit	180.4	127.8	144.6
Canada (as co-product of nickel operations)
Sudbury	Underground	57.9	59.2	46.2
Voisey’s Bay	Open pit/Underground	9.6	10.8	20.2
Thompson	Underground	4.7	5.3	0.4
External(1)	−	7.2	6.8	3.6
Total		326.6	253.1	296.8
(1)	We process copper at our facilities using feed purchased from unrelated parties.

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

VALE ANNUAL REPORT FORM 20-F | 88

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

Geology and Mineralization

The Salobo deposit is an example of an iron oxide-copper-gold (IOCG) deposit and is hosted in the Carajás Mining District within Carajás Province, a sigmoidal-shaped, west–northwest–east–southeast-trending late Archean basin.

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

Exploration

Exploration has occurred on the property since 1974 and includes geological mapping, drilling, and airborne geophysical surveys, metallurgical test work, environmental and baseline studies, mining studies, and permitting activities. We continually invest in mineral exploration with the aim of expanding our mineral resources and mineral reserves and achieving an adequate level of confidence in the resource estimate that supports our mining plans.

Mineral Rights

We have a mining concession for Salobo operations, concession 807.426/1974, granted for copper ore, gold and silver by ANM on July 16, 1987, covering 9,180.60 ha.

VALE ANNUAL REPORT FORM 20-F | 89

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

The existing processing plants, Line 1 and Line 2 (Salobo I and II), each have a nominal 12 Mt capacity and we expect to complete their recovery plan by the first half of 2024. We are currently ramping-up the third line (Salobo III) that has a nominal 12 Mt circuit, to increase the process capacity to a total of 36 Mtpy.

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

Total property book value

The book value of the Salobo operations and its associated plant and equipment was US$2,898 million, as of December 31, 2023, which does not include the shared infrastructure assets such as ports and railways.

Operator history

All exploration and development were conducted by us. Copper mineralization was discovered in the Igarapé Salobo region in 1974. Detailed exploration commenced in 1977. A scoping study was completed in 1981, and pilot studies ran from 1985 to 1987, culminating in the grant of a mining concession. A prefeasibility study was concluded in 1988, an initial feasibility study was conducted in 1998, updates to the feasibility study were undertaken in 2001 and 2002, and a final study was completed in 2004. The Salobo Operations commenced pre-stripping in 2009, and the first concentrate was produced in 2012. The factory improved its facilities twice. The first improvement was in 2014 with the addition of a second production line. The second improvement occurred in 2023, focusing on increasing the output via addition of the third production line.

Encumbrances and permitting requirements

There are no material encumbrances for Salobo Operations.

Mineral resources

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. We do not consider the current change as material. All disclosure of mineral resources is exclusive of mineral reserves.

VALE ANNUAL REPORT FORM 20-F | 90

LINES OF BUSINESS

Salobo - Summary of Copper Mineral Resources as of December 31, (1)(2)(5)
Category	2023(3)			2022			Cut-off grade	Metallurgical Recovery(4)
	Tonnage	Cu	Au	Tonnage	Cu	Au
Measured	22.4	0.35	0.17	37.7	0.37	0.15	0.25 %CuEq	Cu: 85.3% Au: 66.4%
Indicated	529.1	0.47	0.24	492.1	0.47	0.24
Measured + Indicated	551.5	0.47	0.23	529.8	0.46	0.23
Inferred	272.1	0.5	0.3	216.1	0.6	0.3
(1)	The mineral resource prospects of economic extraction were determined using the following price assumptions per metric ton: for copper US$7,750/metric ton and for gold US$1,525/oz.
(2)	Resources are reported on an 100% basis, as operations are entirely owned by us. After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in our Business.
(3)	Tonnage is in millions of dry metric tons and Cu grades are in (%), Au grades in g/t. The point of reference for the estimate is in situ metric tons.
(4)	The metallurgical recovery is shown as a range, due to the variability in specific orebody requirements and timing of the associated estimate.
(5)	Numbers have been rounded.

Mineral reserves

For a discussion of the changes from the previous fiscal year, see Information on the Company - Reserves and Resources. We do not consider the current change as material.

Salobo - Summary of Copper Mineral Reserves as of December 31, (1)(2)(3)(6)(7)
Category	2023			2022			Cut-off grade	Metallurgical Recovery(5)
	Tonnage	Cu	Au (4)	Tonnage	Cu	Au (4)
Proven	289.1	0.65	0.38	251.8	0.69	0.40	0.25% CuEq	Cu: 86.6% Au: 67.7%
Probable	799.8	0.60	0.34	860.6	0.60	0.34
Total	1,088.9	0.62	0.35	1,112.4	0.62	0.35
(1)	The mineral reserve economic viability was determined based on a commodity price curve with long-term price of per metric ton of US$8,275/metric ton for copper, gold US$1,625/oz.
(2)	The reserves are reported on an 100% basis, as operations are entirely owned by us. After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in our Business.
(3)	Tonnage is in millions of dry metric tons and Cu grades are in (%), Au grades are in g/t. Point of reference is the point of delivery to the process plant.
(4)	Figures shown do not deduct the streaming amounts. For a description of our streaming arrangement with Wheaton, see Section 2.3 PGM’s and other Precious Metals.
(5)	The metallurgical recovery is shown as a range, due to the variability in specific orebody requirements and timing of the associated estimate.
(6)	Estimated consolidated copper ore reserves include 237.4 million dry metric tons of stockpile.
(7)	Numbers have been rounded.

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

VALE ANNUAL REPORT FORM 20-F | 91

LINES OF BUSINESS

2.2.6       Competition

The global refined copper market is highly competitive. Producers are integrated mining companies and custom smelters, covering all regions of the world, while consumers are principally wire rod and copper alloy producers. Competition occurs mainly on a regional level and is based primarily on production costs, quality, reliability of supply and logistics costs. The world’s largest copper cathode producers are Jiangxi Copper Company, Tongling Non-Ferrous Metals Group Co., Corporación Nacional del Cobre de Chile (Codelco), Aurubis, Freeport McMoRan and Jinchuan, each operating at the parent company level or through subsidiaries. Our participation in the global refined copper cathodes market is marginal as we position ourselves more competitively in the copper concentrate market.

Copper concentrate and copper matte are intermediate products in the copper production chain. Both the concentrate and matte markets are competitive, having numerous producers but fewer participants and smaller volumes than in the copper cathode market due to the high levels of integration by the major copper producers.

In the copper concentrate market, mining occurs on a global basis with a predominant share from South America, while consumers are custom smelters located mainly in Europe and Asia. Competition in the custom copper concentrate market occurs mainly on a global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are BHP Group, Glencore, Freeport McMoRan, Anglo American, Zijin Mining, Codelco, First Quantum Minerals, Rio Tinto and Southern Copper; each operating at the parent company level or through subsidiaries. Our market share in 2023 was about 1.7% of the total copper concentrate market.

2.3       PGMs and other precious metals

As by-products of our Sudbury nickel operations in Canada, we recover PGMs, as well as gold and silver. We operate a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products using feed from our Sudbury operation. PGM concentrates, gold and silver intermediates from our Port Colborne operation are being sold to third parties.

Our copper concentrates from our Salobo and Sossego mines in Carajás, in the Brazilian state of Pará, contain gold and Salobo also contains silver. We realize the value of both gold and silver in the sale of these products. Notably, the production volume of silver from Salobo represents 53% of our total silver production.

We have sold to Wheaton Precious Metals Corp. (Wheaton) an aggregate of (i) 75% of the by-product gold contained in concentrate from our Salobo copper mine, in Brazil, for the life of mine, and (ii) 70% of the by-product gold from our Sudbury nickel mines, in Canada, for 20 years. These sales were made in three different streaming transactions, in February 2013, March 2015 and August 2016. In connection with these streaming transactions:

•	We received upfront payments of (i) US$1.9 billion in 2013, (ii) US$900 million in 2015 and (iii) US$800 million in 2016. We also received 10 million warrants exercisable into Wheaton shares, which we sold in February 2020 for US$2.5 per warrant, totaling US$25 million.
•	We receive ongoing payments of the lesser of US$400 per ounce (subject to a 1% annual inflation adjustment under the Salobo contract starting January 1, 2019) and the prevailing market price, for each ounce of gold that we deliver under the agreement.
•	As per the Salobo gold by-product stream purchase agreement, we were entitled to receive an additional cash payment if we expanded our capacity to process Salobo copper ores to more than 28 Mtpy before 2036. In March 2023, we agreed with Wheaton to amend this agreement to adjust the additional cash payment terms.
-	As per the amended agreement, the additional cash payment will be phased, with Wheaton making an initial payment once actual throughput is demonstrated to be above 32 Mtpy and a second payment once if actual throughput is demonstrated to be above 35 Mtpy by January 1, 2031. The total cumulative payments will range from US$283 million to US$552 million, dependent on our timing for each of the production increases.

VALE ANNUAL REPORT FORM 20-F | 92

LINES OF BUSINESS

o	Vale Base Metals concluded successfully the 32 Mtpy processing test at Salobo Complex, receiving in December 2023 a payment of US$370 million.
-	In addition, Wheaton will be required to make annual payments of between US$5.1 million to US$8.5 million for a 10-year period following payment of the expansion additional cash payments if the Salobo mine maintains a high-grade mine plan. The following table presents information on the contained volume of precious metals and platinum group metals as a by-product of our production of nickel and copper concentrates.

Mine	Type	By-product finished production by ore source for the year ended December 31, (thousand troy ounces of contained metal)
		2023	2022	2021
Sudbury (1)
Platinum	Underground	125	102	78
Palladium	Underground	149	127	98
Gold (2)	Underground	45	44	27
Salobo
Gold contained in copper concentrate(2)	Open pit	319	215	274
Sossego
Gold contained in copper concentrate	Open pit	46	30	63
(1)	These numbers also include ore source from Manitoba, external source, and minor amounts from Voisey ‘s Bay.
(2)	Figures represent 100% of Salobo and Sudbury contained volume of gold as a by-product of our production of nickel and copper concentrates and do not deduct the portion of the gold sold to Wheaton.

2.4       Cobalt

We recover significant quantities of cobalt as a by-product of our nickel operations. In 2023, we produced 673 metric tons of refined cobalt metal (in the form of cobalt rounds) at our Port Colborne refinery, 1,232 metric tons of cobalt rounds at our Long Harbour refinery. We sell cobalt on a global basis. The cobalt metal and the Long Harbour cobalt rounds are electro refined at our Port Colborne refinery and have very high purity levels (99.8%), meeting the LME contract specification. Cobalt metal is used in the production of various alloys, particularly for aerospace applications, and in the manufacturing of cobalt-based chemicals primarily for use in rechargeable batteries.

In June 2018, we sold to Wheaton and Cobalt 27 Capital Corp. (Cobalt 27) a combined 75% of the cobalt produced as a by-product at our Voisey’s Bay mine from January 1, 2021, which includes the ramp down of production from the existing mine and the life of mine production from our underground mine expansion project. In consideration, we received US$690 million in cash from Wheaton and Cobalt 27 upon closing of the transaction on June 28, 2018, and will receive additional payments of 18-22% of cobalt prices upon delivery. In February 2021, the stream originally sold to Cobalt 27 was assigned to Anglo Pacific Group. We remain exposed to approximately 40% of future cobalt production from Voisey’s Bay, through our retained interest in 25% of cobalt production and the additional payments upon delivery.

The following table sets forth information on our cobalt production.

VALE ANNUAL REPORT FORM 20-F | 93

LINES OF BUSINESS

Mine	Type	By-product finished production by ore source for the year ended December 31, (contained metric tons)
		2023	2022	2021
Sudbury	Underground	365	367	304
Thompson	Underground	94	143	35
Voisey’s Bay(1)	Open pit/Underground	637	1,169	1,770
Others(2)	−	862	755	414
Total		1,959	2,434	2,523
(1)	Figures represent 100% of cobalt production, and do not deduct the portion of cobalt stream sold to Cobalt27, Wheaton and Anglo Pacific Group.
(2)	These figures do not include tolling of feeds for unrelated parties. Includes cobalt processed at our facilities using feeds purchased from unrelated parties and PTVI ore source 324 metric tons in 2021, 521 metric tons in 2022, and 538 metric tons in 2023.

2.5       Logistics and energy assets to support Energy Transition Metals operations

2.5.1 Ports

Canada. Vale Newfoundland & Labrador Limited operates a port as part of our mining operation at Voisey’s Bay, Labrador and a port as part of our processing operation at Long Harbour, Newfoundland. The port at Voisey’s Bay is used for shipping nickel and copper concentrates and re-supply. The port at Long Harbour is used to receive nickel concentrate from Voisey’s Bay along with goods and materials required for the Long Harbour operation.

Indonesia. PTVI owns and operates two ports in Indonesia to support its nickel mining activities.

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

2.5.2 Energy

Canada. In 2023, our wholly owned and operated hydroelectric power plants in Sudbury generated approximately 20% of the electricity requirements of our Sudbury operations. The power plants consist of five separate generation stations High Falls I and II, Big Eddy, Wabageshik and Nairn with an installed generator nameplate capacity of 55 MW. The output of the plants is limited by water availability, as well as by constraints imposed by a water management plan regulated by the provincial government of Ontario. Over the course of 2023, average demand for electrical energy was 185 MWh to all surface plants and mines in the Sudbury area. In 2023, diesel generation provided 100% of the electric requirements of our Voisey’s Bay operations. We have six diesel generators onsite, with output ranging from 12 to 14 MW, in order to meet seasonal demands.

Indonesia. Energy costs are a significant component of our nickel production costs for the processing of lateritic ore at our PTVI operations in Indonesia. A major portion of PTVI’s electric furnace power requirements is supplied at a low cost by its three hydroelectric power plants on the Larona River: (i) the Larona plant, which has an average generating capacity of 165 MW, (ii) the Balambano plant, which has an average capacity of 110 MW and (iii) the Karebbe plant, with 90 MW of average generating capacity. These plants help reduce production costs by substituting hydrocarbons for power generation with hydroelectric power, reducing CO2 emissions by replacing non-renewable power generation, and enable us to increase our current nickel production capacity.

3. Other INVESTMENTS

3.1       Samarco Mineração S.A.

We have a 50% equity interest in Samarco, and BHP Billiton Brasil Ltda. (BHP Brasil) owns the remaining 50%. Samarco owns an integrated system comprised of two different complexes, three beneficiation plants, three pipelines, four pellet plants and a port. The mines and the beneficiation plants are in the state of Minas Gerais and the pellet plants and port are located in the state of Espírito Santo. From Minas Gerais to Espírito Santo, the production flows through the three pipelines which extend for approximately 400 Km. Samarco’s mining and pelletizing operations have been gradually resuming since December 2020.

VALE ANNUAL REPORT FORM 20-F | 94

LINES OF BUSINESS

In 2015, the Fundão tailings dam owned by Samarco collapsed. For additional information, see Overview—Business Overview—Responses to the Collapse of Samarco’s Tailings Dam in Minas Gerais. From 2015 through December 2020, Samarco’s operations were suspended. In December 2020, Samarco commenced the gradual resumption of its operations, with the integrated restart of iron ore extraction and beneficiation at the Germano complex, located in Mariana, state of Minas Gerais, and pelletizing at the Ubu complex, located in Anchieta, state of Espírito Santo. In December 2020, Samarco’s operations resumed with approximately 8 Mtpy pellet production capacity, with the use of one of three concentrators to beneficiate iron ore at the Germano complex and one of four pellet plants in the Ubu complex, representing approximately 26% of Samarco’s productive capacity. The integrated restart of operations occurred following extensive commissioning tests after the five-year halt. Samarco is currently using new processes for tailings disposal, reflecting its commitment to a sustainable restart and operational safety.

Through the implementation of the filtration process, Samarco is now able to substantially dewater sand tailings, which represent approximately 80% of total tailings volume, and safely stack these filtered sand tailings in piles. The remaining 20% of tailings are being deposited in Alegria Sul pit, a bedrock self-contained structure, which is safer than a tailings dam. Additionally, Samarco decommissioned Germano pit in 2023 and is progressing in the decommissioning of Germano dam, following the required safety standards. Samarco operates a 24/7 Monitoring and Inspection Center in real time to monitor the stability and safety of its geotechnical structures. Furthermore, Samarco is implementing the GISTM in all of its tailing’s facilities.

The carrying value for our investment in Samarco has been reduced to zero since 2015. In April 2021, Samarco filed a request for judicial reorganization (JR) with the Minas Gerais Court to restructure its debt. Samarco’s financial debt was owed to (i) international holders of debt securities, (ii) certain financial creditors through export prepayment agreements, and (iii) its shareholders, BHP Brasil and us. Most of the debt claims of BHP Brasil and us were related to funds provided to Samarco after the collapse of the Fundão dam. These funds were provided for operational maintenance, contributions to Fundação Renova, and resuming Samarco’s operations. In January 2024, Samarco successfully restructured its financial debt under the judicial reorganization process, as per the JR Plan. This restructuring included reducing Samarco’s debt to financial creditors from approximately US$4.8 billion (or R$24 billion) to a revised amount of (US$3.7 billion or R$19 billion), by canceling and exchanging the existing debt for new senior debt bonds maturing in 2031. The JR Plan also included a bridge loan to Samarco provided by shareholders, BHP Brasil and us, in the total amount of R$1.2 billion. This bridge loan was subsequently cancelled and converted into new senior debt bonds due in 2031. The shareholders also converted approximately R$15.5 billion of their claims into Samarco’s share capital. The remaining shareholder claims totaling R$19.2 billion, were converted into a subordinate instrument to the new notes, denominated in Brazilian Reais, non-interest bearing, with maturity not earlier than June 30, 2036.

VALE ANNUAL REPORT FORM 20-F | 95

LINES OF BUSINESS

SAMARCO MINERAÇÃO S.A.

Ownership interest	50% owned by Vale; 50% owned by BHP Brasil.
Location	Mariana and Ouro Preto, State of Minas Gerais, Brazil.
Operator	Samarco Mineração S.A.
Mining complexes	Integrated system comprised of two different complexes, three beneficiation plants, three pipelines, four pump stations, two valves station, four pellet plants and a port.
Mining title(1)	Mining concession with no expiration date. Acreage: 1,174.3 ha.
Stage/ Operations	Continued operations from 1977 to 2015. Operations were suspended in November 2015, following the collapse of the Fundão dam. Gradually resuming operations since December 2020.
Key permit conditions	We understand that Samarco has the necessary permits for its current operations.
Mine types and mineralization styles	Itabirite ore types extracted using an open-pit mining method.
Associated facilities and infrastructure

Mine: Long distance conveyor belt systems and trucks transport the ore blending to beneficiation plants.

Processing plant: The three beneficiation plants, located at site, process the run of mine by means of standard crushing, milling, concentration steps, producing pellet feed.

Logistics: The mines supply the pellet plants using pipelines extending approximately 400 kilometers. These pipelines transport the iron ore from beneficiation plants to the pelletizing plants in the state of Espírito Santo.

Port: The production is embarked on a self-owned port in the state of Espírito Santo.

Energy: Supplied through the national electricity grid. Acquired from regional utility companies or produced directly by Samarco.

(1)	Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 96

LINES OF BUSINESS

In 2023, Samarco produced 9.1 Mt of iron ore pellets, compared to 8.1 Mt in 2022 and 7.7 Mt in 2021. The production figures for Samarco, in which we have a 50% interest, have not been adjusted to reflect our ownership interest.

All mineral resource and mineral reserve information for Samarco’s mining property has been estimated by a qualified person engaged by Samarco. We are reporting this mineral reserve and resource information given our indirect economic interest in Samarco’s property, as required under Item 1303(b)(3) of Subpart 1300 of Regulation S-K. However, for the reasons described above, our ability to receive cash flows from Samarco is limited by the current outstanding restructured debt of Samarco (new senior debt bonds maturing in 2031) and the carrying value for our investment in Samarco has been reduced to zero since 2015.

	Samarco Iron Ore Mineral Reserves as of December 31, 2023 (1)(2)(3)(4) (Tonnage in metric million tons inclusive moisture and wet %Fe grade)
	Proven – 2023		Probable – 2023		Total – 2023		Total – 2022
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Samarco	52	40.8	377	43.0	429	42.7	437	42.8
(1)	The mineral reserve economic viability was determined based an average long-term price of US$126.68/t pellets and fines - FOB Ubu Port (100% Blast Furnace).
(2)	Adjusted to reflect our 50% equity interest.
(3)	The point of reference is in-situ material. The moisture content is 6.5% and the average product recovery (tonnage basis) is 47%.
(4)	Numbers have been rounded.

	Samarco Iron Ore Mineral Resources as of December 31, 2023 (1)(2)(3)(4) (Tonnage in metric million tons inclusive moisture and wet %Fe grade)
	Measured - 2023		Indicated - 2023		Measured and Indicated - 2023		Inferred - 2023		Measured and Indicated - 2022		Inferred - 2022
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Samarco	1,207	38.3	753	36.8	1,960	37.7	210	37.4	1,960	37.7	210	37.4
(1)	The mineral resources prospects of economic extraction were determined based an average long-term price of US$130.18/t pellets and fines - FOB Ubu Port (100% Blast Furnace).
(2)	Mineral resources are reported exclusive of those mineral resources converted to mineral reserves and have been adjusted to reflect our 50% equity interest.
(3)	The point of reference is in-situ material. The moisture content is 6.5% and the average product recovery (tonnage basis) is 41%.
(4)	Numbers have been rounded.

Samarco mineral reserves decreased by 2%, due to mine depletion, consisting of 16 Mt (not adjusted to reflect our 50% equity interest).

VALE ANNUAL REPORT FORM 20-F | 97

LINES OF BUSINESS

3.2       Other Investments

Below is a list of our main other investments:

VLI. VLI provides integrated logistics solutions through 7,940 kilometers of railroads in Brazil (FCA and FNS), eight inland terminals with a total storage capacity of 795,000 metric tons and three maritime terminals and ports operations. We hold a 29.6% stake in VLI and are currently party to a shareholders’ agreement with FI-FGTS, Mitsui, Brookfield and BNDESPar, which hold the remaining equity interests in VLI. In 2023, VLI transported a total of 43.8 billion ntk of general cargo, including 32.3 billion ntk from FCA and FNS and 11.5 billion ntk through operational agreements with Vale S.A. VLI’s main assets are:

•	Ferrovia Centro-Atlântica S.A. (FCA): Central-east regional railway network of the Brazilian national railway system, held under a 30-year renewable concession, which expires in 2026. The central east network has 7,220 kilometers of track, extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro, Goiás and the Federal District of Brazil;
•	Ferrovia Norte-Sul S.A. (FNS): A 30-year renewable sub concession for the commercial operation of a 720-kilometer stretch of the North-South railroad in Brazil, between the cities Açailandia, in the Brazilian state of Maranhão, and Porto Nacional, in the Brazilian state of Tocantins. This railway is connected to EFC railroad, and creates a new corridor for the transportation of general cargo, mainly for the export of soybeans and corn produced in the center-northern region of Brazil;
•	TIPLAM: Located in Santos, on the coast of São Paulo, TIPLAM has been in operation since 1969 and has 762 thousand tons of storage capacity. It has 4 ports berths, 7 warehouses and 2 yards;
•	Right to purchase capacity of our EFVM and EFC railroads for general cargo; and
•	Right to purchase capacity of our Tubarão and Praia Mole terminals for general cargo.

MRS Logística S.A. (MRS). The MRS railroad, in which we hold a 48.5% direct and indirect equity interest, is 1,643 kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. The MRS railroad transports our iron ore products from the Southern System mines to our maritime terminals. In 2023, it transported a daily average of 328,600 metric tons of iron ore and 212,400 metric tons of other cargo.

VALE ANNUAL REPORT FORM 20-F | 98

Reserves and Resources

INTERNAL CONTROLS

Our mineral resources and mineral reserves estimates are reported in accordance with Item 1303(b)(3) of Subpart 1300 of Regulation S-K (S-K 1300).

We have an established risk management process that is integrated with our Executive Risk Committee. For additional information, see Overview—Risk Management—Risk Governance Structure. As part of our risk management process, we identify risks affecting uncertainty of mineral reserves and mineral resources disclosure, with standardized risk ratings and proposed mitigation activities.

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

Our internal controls protocols for exploration data, as they relate to mineral resource and reserve estimation, contain:

•	Written procedures and guidelines to support exploration work and approaches.
•	Quality control checks on collar and downhole survey data to identify errors or significant deviations.
•	Geological logs are checked and verified in a peer review, and a physical sign-off attests to the validation protocol.
•	Maintenance of a chain-of-custody, ensuring the traceability and integrity of the samples at all handling stages from collection, transportation, sample preparation and analysis to long-term pulp and coarse reject storage.
•	Regular inspection of analytical and sample preparation facilities by appropriately experienced Vale personnel.
•	Appropriate types of quality control samples (standards, duplicates, and blanks) are inserted into the sample stream at appropriate frequencies to assess analytical data quality and representativity.
•	Data is regularly verified to ensure that outlier sample mix-ups, contamination, or laboratory biases during the sample preparation and analysis steps are correctly identified, mitigated or remediated. An appropriate number of samples are analyzed at a different laboratory.
•	Bulk density determinations are checked by alternate methods.
•	Quality Control and Quality Assurance (QA/QC) data validation and verification procedures are in place to support database upload which ensure the accuracy and integrity of the data being entered into the Project database(s). These are typically performed using software data-checking routines. Changes to database entries are required to be documented. Data files are subject to regular backups.
•	The geological model, interpretation (includes reconciliation insights) and 3D modelling of the mineralized zones are subject to a peer review process aiming to identify any flaws or alternative interpretations that might not have been considered by the main modeler.

We have the following internal control protocols in place to guide mineral resource and mineral reserve estimation:

•	Written procedures and guidelines are used to guide estimation methods and approaches.
•	Peer reviews are undertaken on mineral reserve and resource estimations to ensure consistency with industry practices including reviews of geological model, block models, and mineral resource and reserve estimates.
•	Annual mineral reserve and resource technical statements estimates are prepared following our layered responsibility system. For more information see Overview—Risk Management.

VALE ANNUAL REPORT FORM 20-F | 99

reserves and resources

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

We periodically revise our reserve estimates when we have new geological data, economic assumptions or mining plans. During 2023, we performed an analysis of our mineral reserve estimates for certain projects and operations, which is presented in this report. Mineral Reserve estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves at each mine. For some of our operations, the projected exhaustion date includes stockpile reclamation. Where we own less than 100% of the operation, mineral reserve estimates have been adjusted to reflect our proportional ownership interest. Certain numbers in the tables, discussions and notes have been rounded. For a description of risks relating to mineral reserves and mineral resources estimates, see Overview—Risk Factors.

VALE ANNUAL REPORT FORM 20-F | 100

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

The economic viability of our mineral reserves was tested based on commodity price assumptions valid as of December 31, 2023.

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

For each mineral resource estimate, at least an initial assessment was undertaken that assessed likely infrastructure, mining, and process plant requirements; mining methods; process recoveries and throughputs; environmental, permitting, and social considerations relating to the proposed mining and processing methods, and proposed waste disposal, and technical and economic considerations in support of an assessment of reasonable prospects of economic extraction. The assumptions made in the estimation our mineral resources may differ from those made in the estimation of our mineral reserves, because (i) the extraction of mineral resources occurs over a longer period of time, compared to the extraction of reserves, and (ii) different timing for mineral resource estimation and the economic analysis for purposes of reserve estimation or review. As of December 31, 2023, all the assumptions, including commodity price and resource mine designs, considered for our resource estimation continue to provide a reasonable basis for establishing the prospects of economic extraction of mineral resources.

We periodically revise our mineral resource estimates when we have new geological data, economic assumptions or mining plans. During 2023, we performed an analysis of our mineral resource for certain projects and operations, which is presented in this report. Mineral resource estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral resources at each mine. Where we own less than 100% of the operation, resource estimates have been adjusted to reflect our proportional ownership interest. All mineral resources presented are exclusive of mineral reserves. Certain numbers in the tables, discussions and notes have been rounded. For a description of risks relating to resource and reserve estimates, see Overview—Risk Factors. Our mineral resource estimates are based on certain assumptions about prices as shown in the tables below.

IRON ORE MINERAL RESERVES and MINERAL resources

We classify our iron ore mineral reserves as proven to the extent that they satisfy the requirements of the definition of proven mineral reserves under S-K 1300 and that we have obtained the environmental licenses for the corresponding pit operation or have at least a reasonable expectation of obtaining on a timely basis any additional licenses necessary to conduct the operations.

VALE ANNUAL REPORT FORM 20-F | 101

reserves and resources

We periodically review the economic viability of our iron ore mineral reserves considering changes in the iron ore industry.

Iron Ore Mineral reserves at December 31, (13) (Tonnage in metric million tons inclusive moisture and dry %Fe grade)
	Proven – 2023(1)(2)		Probable – 2023(1)(2)		Total – 2023(1)(2)		Total – 2022(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System (3)
Itabira (4)	255.6	48.4	545.8	44.3	801.4	45.6	844.6	45.7
Minas Centrais (5)	335.0	42.1	894.2	50.1	1,229.1	47.9	1,295.6	47.6
Mariana (6)	197.2	56.1	239.7	57.4	436.9	56.8	451.4	56.8
Southeastern System - total	787.7	47.7	1,679.7	49.2	2,467.4	48.7	2,591.6	48.6
Southern System (7)
Vargem Grande (8)	562.4	46.6	2,373.3	45.3	2,935.6	45.5	2,972.4	45.4
Paraopeba (9)	100.7	55.7	213.4	57.9	314.1	57.2	325.0	57.5
Southern System - total	663.1	48.0	2,586.6	46.3	3,249.8	46.7	3,297.4	46.6
Northern System (10)
Serra Norte (11)	408.9	65.4	1,137.6	64.8	1,546.5	64.9	1,499.6	65.8
Serra Sul (12)	1,506.6	65.7	1,924.3	65.2	3,430.9	65.4	4,193.2	65.8
Serra Leste	80.0	64.5	147.1	64.5	227.2	64.5	249.7	64.7
Northern System - total	1,995.5	65.6	3,209.0	65.0	5,204.5	65.2	5,942.5	65.8
Total	3,446.3	58.1	7,475.3	55.0	10,921.6	56.0	11,831.5	56.7
(1)	Iron Ore Reserve estimates stated as metric million tons inclusive moisture and dry %Fe grade; following moisture contents: 1.21% Itabira; 4.27% Minas Centrais; 7.41% Mariana; 5.90% Vargem Grande; 7.02% Paraopeba; 7.06% Serra Norte; 6.79% Serra Sul; 5.60% Serra Leste. Our Iron Ore mineral reserve estimates are of in-situ material, except for 44.9 Mt tons of stockpile included in the Mariana Complex.
(2)	The mineral reserve economic viability was determined based price curve with the long-term price being US$74.5/dmt for 62% iron grade.
(3)	Average product recovery (tonnage basis) of the iron ore reserves are: 56.1% for Itabira, 72.6% for Minas Centrais and 94.3% for Mariana.
(4)	The Itabira integrated operation includes Conceição and Minas do Meio mines.
(5)	Minas Centrais complex comprises the reserves for Brucutu and Morro Agudo mines and Apolo project. The mineral reserve for the Minas Centrais complex has been adjusted to reflect our 98.6% ownership interest.
(6)	Mariana complex includes Alegria, Fábrica Nova and Fazendão mines and Capanema project.
(7)	Average product recovery (tonnage basis) of the iron ore reserves are: 56.1% for Vargem Grande and 81.7% for Paraopeba.
(8)	Vargem Grande complex includes Sapecado, Galinheiro, Tamanduá, Horizontes and Abóboras mines.
(9)	Paraopeba complex includes João Pereira and Segredo, Mar Azul and Capão Xavier mines.
(10)	Average product recovery (tonnage basis) of the iron ore reserves are: 99.4% for Serra Norte, 100% for Serra Leste and 100% for Serra Sul.
(11)	Serra Norte complex includes N3, N4W, N4E and N5 mines and N1 and N2 projects.
(12)	Serra Sul complex includes S11D and S11C orebodies.
(13)	Numbers have been rounded.

We periodically revise our mineral resource and mineral reserve estimates based on new geological data, study developments, economic assumptions, mining plans, new technology developments and regulatory updates, among other factors. Future changes in these aspects may impact our future mineral reserves. Variations in iron ore reserves from 2022 to 2023 reflect mainly depletion resulting from mine production for operating mines (corresponding to approximately 331 Mt), downgrades resulting from mine designs review and environmental constraints.

The main changes are summarized below:

•	In the Northern System, our mineral reserves decreased 12%, to 5.2 Bt in 2023 from 5.9 Bt in 2022. The changes on the three complexes were due to mine depletion, consisting of approximately 182 Mt, mining recovery assumptions changes, mine designs and environmental constrains.

VALE ANNUAL REPORT FORM 20-F | 102

reserves and resources

•	We concluded a review study on the environmental protection buffer aimed at safeguarding some maximum relevance caves, Violão and Amendoim lakes, their respective hydrological contribution area. Therefore, we expanded our environmental constraints for pit generation, increasing the protection buffer, which resulted in a decrease in mineral reserves at Serra Sul by 418 million tons (-10%). We have reasonable expectation that the permit will be granted, however, the final impact on the mineral reserve and mineral resource will depend on the size of the buffer area approved by Brazilian federal environmental agencies (for risk details, see Serra Sul TRS). Additionally, the mineral reserve at Serra Sul was further reduced by 75 million tons (-2%) due to mine depletion and by 269 million tons (-6%) due to changes in mining recovery assumptions and mine design reviews. Despite these reductions, the expected exhaustion date for the Serra Sul Complex has not significantly changed after adjusting the production plan, with the impact deferred to the final years of production.
•	In the Serra Norte Complex, our mineral reserves increased 3%, to 1.55 Bt in 2023 compared to 1.50 Bt in 2022. This increase was due to a 149 Mt addition (corresponding 10% of the total mineral reserve) related to mine design reviews and mining recovery assumptions changes, that were partially offset by a 102 Mt mine depletion, corresponding to 7% of the total mineral reserve, due to mine depletion. There have been no material changes in the reported mineral reserve or mineral resource or in the material assumptions and information since the last technical report summary filed for Serra Norte Complex.
•	In the Serra Leste Complex, our mineral reserves decreased 9%, to 248 Mt in 2023 compared to 227 Mt in 2022. The decrease in our mineral reserve is due to mining recovery assumptions changes, mine design and mine depletion.
•	In the Southeastern System, our mineral reserves decreased 5%, to 2.5 Bt in 2023 compared to 2.6 Bt in 2022. The mineral reserves of Itabira Complex decreased by 43 Mt, corresponding to approximately 7% of the total mineral reserves, due to mine depletion. The mineral reserves of Minas Centrais Complex decreased by 67 Mt, corresponding to approximately 11% of mineral reserves, out of which 28 Mt due to mine depletion and 38 Mt as a result of mine design reviews at Brucutu mine. The mineral reserves of Mariana Complex decreased by 15 Mt mainly due to mine depletion.
•	In the Southern System, our mineral reserves decreased 1%, to 3.25 Bt in 2023 compared to 3.30 Bt in 2022. The mineral reserves of Vargem Grande Complex decreased by 37 Mt, corresponding to approximately 27% of mineral reserves, mainly due to mine depletion. The mineral reserves of Paraopeba Complex decreased by 11 Mt mainly due to mine depletion.

VALE ANNUAL REPORT FORM 20-F | 103

reserves and resources

Iron Ore Mineral Resources as of December 31, (10) (Tonnage in metric million tons inclusive moisture and dry %Fe grade)
	Measured - 2023(1)(2)		Indicated - 2023(1)(2)		Measured and Indicated - 2023(1)(2)		Inferred - 2023(1)(2)		Measured and Indicated - 2022(1)		Inferred - 2022(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System
Itabira (3)	176.6	53.0	303.9	45.5	480.4	48.2	258.0	41.9	479.5	48.2	257.7	41.9
Minas Centrais (4)	547.5	42.1	1,158.3	41.5	1,705.8	41.7	1,138.7	42.3	774.6	45.0	875.1	43.1
Mariana (5)	2,257.4	41.7	1,924.3	40.3	4,181.7	41.1	2,155.5	39.1	4,578.8	41.0	2,271.0	39.0
Southeastern System – total	2,981.5	42.5	3,386.5	41.2	6,368.0	41.8	3,552.2	40.3	5,832.9	42.1	3,403.8	40.3
Southern System
Vargem Grande (6)	1,415.7	41.0	1,881.5	39.1	3,297.1	40.0	2,152.8	37.7	3,304.4	40.0	2,153.1	37.7
Paraopeba (7)	1,106.1	45.4	1,449.3	40.8	2,555.5	42.8	1,967.0	38.5	2,558.9	42.8	1,967.6	38.5
Southern System - total	2,521.8	43.0	3,330.8	39.9	5,852.6	41.2	4,119.8	38.0	5,863.3	41.2	4,120.7	38.1
Northern System
Serra Norte (8)	549.8	66.6	367.1	66.4	916.9	66.5	282.7	66.2	1,082.7	66.3	293.4	66.0
Serra Sul (S11) (9)	542.5	66.1	407.0	64.8	949.6	65.5	123.7	64.6	867.8	65.4	123.5	64.3
Serra Leste (SL1)	279.0	52.4	214.3	48.9	493.3	50.9	96.5	46.3	492.3	49.9	56.7	49.5
Northern System - total	1,371.4	63.5	988.4	61.9	2,359.8	62.9	502.9	62.0	2,442.8	62.6	473.6	63.6
Total	6,874.6	46.8	7,705.7	43.3	14,580.3	45.0	8,174.9	40.5	14,139.0	45.3	7,998.1	40.5
(1)	Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Iron Ore mineral resources estimates stated as metric million tons inclusive moisture and dry %Fe grade; following moisture contents: 1.6% Itabira; 4.01% Minas Centrais; 3.0% Mariana; 2.38% Vargem Grande; 3.9% Paraopeba; 7.03% Serra Norte; 6.61% Serra Sul and 4.95% Serra Leste. Our Iron Ore mineral resources estimates are of in-situ material.
(2)	The mineral resources prospects of economic extraction were determined based on a long-term price of US$93/dmt for 62% iron grade.
(3)	The Itabira integrated operation includes Conceição and Minas do Meio mines.
(4)	Minas Centrais integrated operation includes Brucutu and Morro Agudo mines and the Apolo project. Figure have been adjusted to reflect our 98.7% ownership interest in the Minas Centrais complex.
(5)	Mariana integrated operation includes Alegria, Fábrica Nova and Fazendão mines and Capanema project.
(6)	Vargem Grande integrated operation includes Sapecado, Galinheiro, Tamanduá, Capitão do Mato and Abóboras mines.
(7)	Paraopeba integrated operation includes João Pereira and Segredo, Mar Azul and Capão Xavier mines.
(8)	Serra Norte integrated operation includes N3, N4W, N4E and N5 mines and N1, N2 projects.
(9)	Serra Sul integrated operation includes S11D and S11C orebodies.
(10)	Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 104

reserves and resources

The mineral resource at Serra Sul Complex increased by 82 million tons (corresponding 8% of the exclusive mineral resource) due to partial incorporation of downgraded material in mineral reserve mine design reviews.

The mineral resource at Serra Norte Complex increased by 176 million tons (corresponding 13% of the exclusive mineral resource) due to resource model review after new drilling data incorporation.

The mineral resource at Minas Centrais increased by 1.2 billion tons, or a 72% increase. This increase primarily stems from a review of the geological model at the Brucutu mine following investment in mineral exploration through infill and deep drilling.

The mineral resource at Mariana Complex decreased by 0.5 billion tons, a 7% reduction. The primary reason for this change was the partial mineral rights lease at the Alegria mine to Samarco. This transfer is part of negotiations aimed at optimizing the use of materials along the border pits of the mineral rights of both companies. In the future, once the lease concludes, the materials not used could be reintegrated into the Mariana Complex's mineral resource.

		Iron Ore integrated operations
	Type	Operating since	Projected exhaustion date – 2023(1)	Projected exhaustion date – 2022(2)	Vale interest (%)
Southeastern System
Itabira	Open pit	1957	2041	2041	100
Minas Centrais	Open pit	1994	2057	2057	98.7
Mariana	Open pit	1976	2041	2039	100
Southern System
Vargem Grande	Open pit	1942	2121	2120	100
Paraopeba	Open pit	2003	2047	2043	100
Northern System
Serra Norte	Open pit	1984	2045	2038	100
Serra Sul	Open pit	2016	2060	2059	100
Serra Leste	Open pit	2014	2048	2049	100
(1)	Indicates the life-of-mine for the operating mine with the longest projected exhaustion date in the complex, as of December 31, 2023.
(2)	Projected exhaustion dates estimated as of December 31, 2022. Projected exhaustion dates in this column are superseded by the estimates indicated under “Projected exhaustion date – 2023”.

VALE ANNUAL REPORT FORM 20-F | 105

reserves and resources

NICKEL MINERAL RESERVES and MINERAL resources

We periodically review the economic viability of our nickel mineral reserves considering changes in the nickel industry.

Nickel Mineral Reserves as of December 31, (10)
(Tonnage in millions of dry metric tons. Grades in %)
	Proven – 2023(1)(2)		Probable – 2023(1)(2)		Total – 2023(1)(2)		Total – 2022(1)		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Range (%)(9)
Canada
Sudbury (3)	19.1	1.47	56.0	1.40	75.1	1.42	72.4	1.47	65-90
Thompson	-	-	-	-	-	-	-	-	-
Voisey’s Bay	15.5	1.72	15.5	1.88	31.1	1.80	30.6	1.86	69-84
Indonesia
PTVI (4)
Saprolite (5)	54.2	1.73	43.9	1.70	98.1	1.72	49.4	1.70	89.3(6)
Limonite (7)	35.9	1.19	58.6	1.13	94.5	1.15	-	-	-
Brazil
Onça Puma (8)	52.7	1.64	44.5	1.43	97.2	1.55	105.4	1.48	86.5
Total	177.5	1.57	218.5	1.43	396.0	1.49	257.8	1.56
(1)	Tonnage is in millions of dry metric tons. Ni grades are in (%). Mineral reserves are dry tonnes run-of-mine material after adjustment for mining dilution ahead of the feed plants for all areas except Sorowako saprolite (48% of saprolite mineral reserve) that includes screening and drying and Onça Puma where the point of reference is dry recovered tons to the processing plant.
(2)	The mineral reserve economic viability was determined based on a price curve with a long-term price of US$18,050/t for Nickel.
(3)	Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson, Totten mines and Copper Cliff Pit and Stobie Pit projects.
(4)	PTVI mineral reserves are from Sorowako operations, Bahodopi 2-3 and Pomalaa projects and have been adjusted to reflect our 44.3% ownership interest. After the completion of the transactions related to the sale of minority interests in VBM and the sale of minority interests in PTVI, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business. The reported mineral reserves may differ in quantity or quality from those reported in other jurisdictions, under different standards.
(5)	The PTVI nickel saprolite mineral reserves includes material from Sorowako operations, Bahodopi 2-3 and Pomalaa projects.
(6)	Recovery only for Sorowako Operations since saprolite material from Pomalaa and Bahodopi projects are supported by ROM sales agreements.
(7)	The PTVI nickel limonite mineral reserves include only Pomalaa project material.
(8)	Estimated consolidated nickel mineral reserves include 4.7 million dry metric tons of stockpile.
(9)	Recovery range is overall metal recovered to point of first material sale.
(10)	Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 106

reserves and resources

Our PTVI mineral reserve has seen a significant increase of approximately 290% (323 million ton, not reflecting our 44.3% ownership interest) following the completion of the FEL3 stage for the Pomalaa and Bahodopi greenfield projects, leading to the conversion of their mineral resources to mineral reserves. The reserves at Bahodopi are exclusively comprised of saprolite material, whereas Pomalaa features both saprolite and limonite materials. The advancement of the PTVI projects underscores our dedication to fostering more sustainable nickel production in Indonesia.

The mineral reserves of the Pomalaa and Bahodopi greenfield projects are supported by ROM sales agreements with other companies, which will handle the processing of the final product. In 2024, studies for waste dump, tailings disposals and water management are continuing to achieve the required robustness for project Pomalaa. These studies are expected to be completed by the second half of 2024.

At our Sudbury operations, our mineral reserves increased by 3%, to 75.1 Mt in 2023, up from 72.4 Mt in 2022. This increase was primarily due to the addition of 6.9 Mt related to mineral resource conversion following mine redesign evaluations, mainly at Stobie Pit, Totten, and Copper Cliff mines. However, we saw a partial offset by 2.3 Mt due to mining depletion. There have been no material changes in the reported mineral reserves or mineral resources or in the material assumptions and information since the last technical report summary filed for the Sudbury operation.

At Voisey’s Bay, our mineral reserves increased 2%, to 31.6 Mt in 2023 from 30.6 Mt in 2022 due to the addition of 1.9 Mt related to mine design updates, partially offset by 1.3 Mt of mining depletion.

The mineral reserves at Onça Puma decreased 8.2 Mt in relation to 2022, corresponding to 8%, due to mine depletion and mine design parameters updates.

We continue to operate and produce from our mine in Thompson, and we continue to seek economic viability to convert mineral resource into mineral reserves.

VALE ANNUAL REPORT FORM 20-F | 107

reserves and resources

	Nickel Mineral Resources as of December 31, (8) (Tonnage in millions of dry metric tons. Grades in (%))
	Measured - 2023(1)(2)		Indicated - 2023(1)(2)		Measured and Indicated- 2023(1)(2)		Inferred - 2023(1)(2)		Measured and Indicated- 2022(1)		Inferred - 2022(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada Sudbury(3)	7.5	1.13	32.2	1.43	39.7	1.37	8.6	1.9	43.7	1.28	18.2	1.3
Thompson(4)	3.5	2.22	15.6	1.93	19.1	1.98	6.8	1.9	17.2	1.99	7.5	1.7
Voisey’s Bay	1.1	1.19	0.9	1.45	2.0	1.30	7.5	1.8	3.7	0.96	6.7	2.0
Indonesia PTVI (5)
Saprolite (6)	9.9	1.60	62.3	1.72	72.2	1.70	122.5	1.8	81.6	1.71	46.6	1.9
Limonite (7)	54.9	1.10	144.9	1.15	200.0	1.14	13.8	1.1	46.1	1.32	-	-
Brazil Onça Puma	16.9	1.33	39.9	1.34	56.9	1.34	3.4	1.2	24.8	1.47	3.8	1.3
Total	93.8	1.24	295.8	1.37	389.9	1.34	162.6	1.7	217.1	1.52	82.8	1.7
(1)	Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Ni grades are in (%). Point of reference for the mineral resource estimate is in situ.
(2)	The mineral resource prospects of economic extraction were determined based on prices ranging from: US$13,376/t - US$21,069/t, depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.
(3)	Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff, Creighton, Stobie, Garson, Totten and Victor deposits.
(4)	Thompson mineral resources includes material from T1 and T3 deposits.
(5)	PTVI mineral resources have been adjusted to reflect our 44.3% ownership interest. After the completion of the transactions related to the sale of minority interests in VBM and the sale of minority interests in PTVI, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business. The reported mineral resources may differ in quantity or quality from those reported in other jurisdictions, under different standards.
(6)	The PTVI nickel saprolite mineral resources includes material from Sorowako operations, Bahodopi 2-3 and Pomalaa projects.
(7)	The PTVI nickel limonite mineral resources include material from Sorowako operations, Tanamalia project and Pomalaa project.
(8)	Numbers have been rounded. Our PTVI additional mineral resource has also increased significantly by approximately 135% (529 million tons, not reflecting our ownership interest), due to Sorowako Limonite and Tanamalia projects conversion to mineral resource. The Sorowako Limonite project accounts for the limonite portion of the currently operating Sorowako deposit, which primarily focuses on mining saprolite material. Tanamalia, a large-scale brownfield project associated with the Sorowako operation, contains both limonite and saprolite materials.

At Sudbury, our mineral resource decreased by 22% in relation to 2022 due to conversion to mineral reserves of material mainly from Stobie Pit, Totten and Copper Cliff mines, mine design re-evaluation and sterilization, offset by upgrades from exploration target to mineral resources.

At Voisey’s Bay, our mineral resource decreased by 8% in relation to 2022 mainly due to conversion to mineral reserves offset by upgrade from exploration target. At Manitoba, our mineral resources increased by 5% due to upgrade from exploration target and additional drilling, offset by depletion.

The mineral resource at Onça Puma increased by 110% (31.6 Mt) due to first disclosure of Mundial and Guepardo projects and updates on price and cut-off parameters.

VALE ANNUAL REPORT FORM 20-F | 108

reserves and resources

		Nickel ore mines
	Type	Operating since	Projected exhaustion date – 2023(1)	Projected exhaustion date – 2022(2)	Vale interest (%) (4)
Canada
Sudbury	Underground	1885	2045	2043	100
Thompson	Underground	1961			100
Voisey’s Bay(3)	Open pit/ Underground	2005	2037	2036	100
Indonesia
PTVI	Open pit	1977	2045	2045	44.3
Brazil
Onça Puma	Open pit	2010	2067	2072	100
(1)	Indicates the life-of-mine for the operating mine with the longest projected exhaustion date in the complex, as of December 31, 2023.
(2)	Projected exhaustion dates (Reserve Only) estimated as of December 31, 2022. Projected exhaustion dates in this column are superseded by the estimates indicated under “Projected exhaustion date – 2023.”
(3)	Voisey’s Bay is transitioning from an open pit mine to a mainly underground mining operation.
(4)	After the completion of the transactions related to the sale of minority interests in VBM and the sale of minority interests in PTVI, ownership interest will change. Overview—Business Overview—Significant Changes in Our Business.

COPPER MINERAL RESERVES and MINERAL resources

	Copper Mineral Reserves as of December 31, (7) (Tonnage in millions of dry metric tons. Grades in (%))
	Proven – 2023(1)(2)		Probable – 2023(1)(2)		Total – 2023(1)(2)		Total – 2022(1)		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Range (%)(6)
Canada
Sudbury(3)	19.1	1.73	56.0	1.24	75.1	1.37	72.4	1.46	80-90
Voisey’s Bay	15.5	0.80	15.5	0.85	31.1	0.82	30.6	0.80	79-97
Brazil
Sossego (4)	9.2	0.79	55.9	0.53	65.1	0.56	86.2	0.58	75.9-93.2
Salobo (5)	289.1	0.65	799.8	0.60	1,088.9	0.62	1,112.4	0.62	86.6
Total	333.0	0.73	927.2	0.64	1,260.2	0.66	1,301.4	0.67

(1)	Tonnage is in millions of dry metric tons. Cu grades are in (%). Point of reference for the mineral reserve estimate is the point of delivery to the process plant.
(2)	The mineral reserve economic viability was determined based on a price curve with a long-term price of US$8,275/t for copper.
(3)	Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson, Totten mines, Copper Cliff Pit project and Stobie Pit project.
(4)	Estimated consolidated copper mineral reserves includes Sequeirinho, Sossego Mata II pits and 38.6 million dry metric tons of stockpile.
(5)	Estimated consolidated copper mineral reserves include 237.4 million dry metric tons of stockpile.
(6)	Recovery range is overall metal recovered to point of first material sale.
(7)	Numbers have been rounded.

In Canada, the mineral reserves for Sudbury and Voisey’s Bay have increased for the same reasons discussed above in connection with the nickel reserves.

At Sossego operations, our mineral reserves decreased by 24%, to 65.1 Mt in 2023 from 86.2 Mt in 2022 mainly due to mining depletion (approximately 15 Mt) and changes related to model re-evaluation.

At Salobo operations, our mineral reserves decreased by 2%, to 1,088.9 Mt in 2023 from 1,112.4 Mt in 2022 mainly due to mining depletion and minor changes related to model re-evaluation. There have been no material changes in the reported reserves or resources or in the material assumptions and information since the last technical report summary filed for Salobo operation.

VALE ANNUAL REPORT FORM 20-F | 109

reserves and resources

Copper Mineral Resources as of December 31, (7)
(Tonnage in millions of dry metric tonnes. Grades in (%))
	Measured - 2023(1)(2)		Indicated - 2023(1)(2)		Measured and Indicated- 2023(1)(2)		Inferred - 2023(1)(2)		Measured and Indicated- 2022(1)		Inferred - 2022(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(3)	7.5	2.29	32.2	2.44	39.7	2.41	8.6	2.3	43.7	2.16	18.2	1.4
Thompson	3.5	0.13	15.6	0.14	19.1	0.14	6.8	0.1	-	-	-	-
Voisey’s Bay	1.1	0.99	0.9	1.05	2.0	1.02	7.5	0.8	3.7	0.77	6.7	0.8
Brazil
Sossego(4)	354.5	0.66	500.9	0.61	855.4	0.63	68.4	0.7	322.6	0.8	23.0	0.8
Salobo	22.4	0.35	529.1	0.47	551.5	0.47	272.1	0.5	529.8	0.46	216.1	0.6
Alemão	62.8	1.90	59.9	1.39	122.7	1.65	31.9	1.0	115.4	1.49	0.1	1.7
Paulo Afonso(5)	404.5	0.65	663.5	0.57	1,068.0	0.60	461.4	0.4	-	-	-	-
Indonesia
Onto(6)	-	-	851.7	0.96	851.7	0.96	793.6	0.7	851.7	0.96	793.7	0.7
Total	856.3	0.75	2,653.8	0.72	3,510.1	0.73	1,650.3	0.6	1,866.9	0.85	1,057.8	0.7
(1)	Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Cu grades are in (%). Point of reference for the mineral resource estimate is in situ.
(2)	The mineral resource prospects of economic extraction were determined based on prices ranging from US$4,365/t - US$9,500/t for copper, depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.
(3)	Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff, Creighton, Stobie, Garson, Totten and Victor deposits.
(4)	Sossego mineral resource includes material from Sossego Operation and Cristalino, Mata II, Bacaba, Barão,118 and Visconde projects.
(5)	Paulo Afonso mineral resource includes material from Paulo Afonso, Pojuca, Gameleira and Grota Funda deposits.
(6)	Onto mineral resource has been adjusted to reflect our 80% ownership interest. After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business. The reported mineral resources may differ in quantity or quality from those reported in other jurisdictions, under different standards.
(7)	Numbers have been rounded.

In 2023, we are announcing a substantial increase of 2.2 billion tons in our copper mineral resource in the Carajás region, underscoring our dedication to boosting long-term production growth through rigorous mineral exploration and project development efforts.

We began reporting mineral resource for the Paulo Afonso Complex, thereby adding 1.5 billion tons (run of mine) to our copper portfolio in the Carajás region. Efforts to convert this material into mineral reserves are in progress.

VALE ANNUAL REPORT FORM 20-F | 110

reserves and resources

Additionally, the additional mineral resource for Sossego increased significantly, by of 167% (578 million tons), due to the advancement and review of technical studies for brownfield projects. These projects are anticipated to supply the existing Sossego processing plant.

The mineral resource for Sudbury and Voisey’s Bay changed for the same reasons discussed above in connection with the nickel resources. In 2023 we completed the technical study to include copper, palladium and cobalt in Thompson's mineral resource estimate, which are incorporated into the current disclosure.

At Salobo operations, our additional mineral resource increased by 10% (78 Mt) due to resource model review after new drilling data incorporation and pit designs review.

At Alemão project, our mineral resource increased by 34% (39 Mt) due to new geological interpretation supporting updated underground designs and assumptions update.

		Copper ore mines
	Type	Operating since	Projected exhaustion date – 2023(1)	Projected exhaustion date – 2022(2)	Vale interest (%)(4)
Canada
Sudbury	Underground	1885	2045	2043	100
Thompson	Underground	1961			100
Voisey’s Bay(3)	Open pit/ Underground	2005	2037	2036	100
Brazil
Sossego	Open pit	2004	2029	2029	100
Salobo	Open pit	2012	2054	2054	100
(1)	Indicates the life-of-mine for the operating mine with the longest projected exhaustion date in the complex, as of December 31, 2023.
(2)	Projected exhaustion dates estimated as of December 31, 2022. Projected exhaustion dates in this column are superseded by the estimates indicated under “Projected exhaustion date – 2023.”
(3)	Voisey’s Bay is transitioning from an open pit mine to a mainly underground mining operation.
(4)	After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.

PGMS AND OTHER PRECIOUS METALS MINERAL RESERVES and MINERAL resources

We expect to recover significant quantities of precious metals as by-products of our concentrates from Sudbury, Sossego and Salobo operations.

	Precious Metals Mineral Reserves as of December 31, (7) (Tonnage in millions of dry metric tons. Grade in grams per dry metric ton)
	Proven – 2023(1)(2)		Probable - 2023(1)(2)		Total – 2023(1)(2)		Total – 2022(1)		Recovery range (%)(6)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(3)
Platinum	19.1	1.05	56.0	0.77	75.1	0.84	72.4	0.92	65-75
Palladium	19.1	1.04	56.0	1.00	75.1	1.01	72.4	1.11	75-90
Gold	19.1	0.45	56.0	0.27	75.1	0.32	72.4	0.34	50-75
Brazil
Sossego(4)
Gold	9.2	0.24	55.9	0.17	65.1	0.18	86.2	0.19	45.4-81.5
Salobo(5)
Gold	289.1	0.38	799.8	0.34	1,088.9	0.35	1,112.4	0.35	67.7
Total Platinum	19.1	1.05	56.0	0.77	75.1	0.84	72.4	0.92
Total Palladium	19.1	1.04	56.0	1.00	75.1	1.01	72.4	1.11
Total Gold	317.5	0.38	911.6	0.33	1,229.1	0.34	1,271	0.34
(1)	Tonnage is in millions of dry metric tons. Grade is grams per dry metric ton. Point of reference for the mineral reserve estimate is the point of delivery
to	the process plant.
(2)	The mineral reserve economic viability was determined based on long-term prices of: US$1,225/oz for platinum, US$1,125/oz for palladium, US$1,625/oz for gold. Gold reserves are reported on 100% basis and do not deduct the streaming amounts. For a description of our streaming arrangements with Wheaton, see Section 2.3 PGM’s and other Precious Metals. After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.
(3)	Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson, Totten mines and Copper Cliff Pit project.
(4)	Estimated consolidated mineral reserves includes Sequeirinho, Sossego Mata II pits and 38.6 million dry metric tons of stockpile.
(5)	Estimated consolidated mineral reserves include 237.4 million dry metric tons of stockpile.
(6)	Recovery range is overall metal recovered to point of first material sale.
(7)	Numbers have been rounded.

In Sudbury, our mineral reserve estimates for platinum, palladium and gold have changed for the same reasons discussed above in connection with the nickel mineral reserves. Mineral reserve estimates for gold changed for the same reasons discussed above in connection with the copper mineral reserves.

VALE ANNUAL REPORT FORM 20-F | 111

reserves and resources

	Precious Metals Mineral Resources as of December 31, (6) (Tonnage in millions of dry metric tons. Grade in grams per dry metric ton)
	Measured – 2023(1)(2)		Indicated - 2023(1)(2)		Measured and Indicated- 2023(1)(2)		Inferred - 2023(1)(2)		Measured and Indicated- 2022(1)		Inferred - 2022(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury (3)
Platinum	7.5	1.85	32.2	1.00	39.7	1.16	8.6	1.2	43.7	1.03	18.2	0.9
Palladium	7.5	2.39	32.2	1.25	39.7	1.47	8.6	1.3	43.7	1.27	18.2	1.0
Gold	7.5	0.97	32.2	0.39	39.7	0.49	8.6	0.4	43.7	0.42	18.2	0.3
Thompson
Palladium	3.5	0.42	15.6	0.39	19.1	0.40	6.8	0.4	-	-	-	-
Brazil
Sossego(4)
Gold	354.5	0.10	500.9	0.09	855.4	0.09	68.4	0.1	322.6	0.12	23.0	0.1
Salobo
Gold	22.4	0.17	529.1	0.24	551.5	0.23	272.1	0.3	529.8	0.23	216.1	0.3
Alemão
Gold	62.8	1.36	59.9	1.08	122.7	1.23	31.9	0.7	115.4	1.11	0.1	1.1
Paulo Afonso
Gold	404.5	0.06	663.5	0.10	1,068.0	0.09	461.4	0.1	-	-	-	-
Indonesia
Onto(5)
Gold	-	-	851.7	0.58	851.7	0.58	793.6	0.4	851.7	0.58	793.7	0.4
Total Platinum	7.5	1.85	32.2	1.00	39.7	1.16	8.6	1.2	43.7	1.03	18.2	0.9
Total Palladium	11.0	1.76	47.8	0.97	58.8	1.12	15.4	0.9	43.7	1.27	18.2	1.0
Total Gold	851.7	0.18	2,637.3	0.31	3,489.0	0.28	1,636.0	0.3	1,863.2	0.43	1,051.1	0.4
(1)	Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Grade is grams per dry metric ton. Point of reference for the mineral resource estimate is in situ.
(2)	The mineral resource prospects of economic extraction were determined based on prices of: US$1,124 – 1,290/oz for platinum, US$225-1,400/oz for palladium and US$700- US$1,525/oz for gold, in each case depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.
(3)	Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff, Creighton, Stobie, Garson, Totten mines, Stobie Pit project and Copper Cliff Pit project.
(4)	Sossego mineral resources includes material from Sossego Operation and Cristalino, Mata II, Bacaba, Barão, 118 and Visconde projects.
(5)	Onto mineral resource has been adjusted to reflect our 80% ownership interest. After the completion of the transaction related to the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business. The reported mineral resources may differ in quantity or quality from those reported in other jurisdictions, under different standards.
(6)	Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 112

reserves and resources

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

COBALT MINERAL RESERVES and MINERAL resources

	Cobalt Mineral Reserves as of December 31,(8) (Tonnage in millions of dry metric tons. Grades in %)
	Proven – 2023 (1)(2)		Probable – 2023(1)(2)		Total – 2023(1)(2)		Total – 2022(1)		Recovery Range (%) (5)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(3)	19.1	0.04	56.0	0.04	75.1	0.04	72.4	0.04	20-35
Voisey’s Bay(4)	15.5	0.10	15.5	0.12	31.1	0.11	30.6	0.12	69-86
Indonesia
PTVI (6)(7)	35.9	0.14	58.6	0.14	94.5	0.14	-	-	-
Total	70.5	0.10	130.1	0.09	200.7	0.10	103.0	0.06
(1)	Tonnage is in millions of dry metric tons. Co grades are % of cobalt. Mineral reserves are dry tonnes run-of-mine material after adjustment for mining dilution ahead of the feed plants. Recovery range is overall metal recovered to point of first material sale.
(2)	The mineral reserve economic viability was determined based on long-term prices of: US$46,925/t for cobalt.
(3)	Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson, Totten mines, Stobie project and Copper Cliff Pit project.
(4)	Cobalt reserves are reported on 100% basis and do not deduct the streaming amounts. For a description of our cobalt streaming arrangements, see Information on the Company—Lines of Business—Energy Transition Metals—Cobalt.
(5)	Recovery range is overall metal recovered to point of first material sale, except for PTVI where recovery is not applied since the project considers to selling run of mine.
(6)	The mineral resource for the PTVI property has been adjusted to reflect our 44.3% ownership interest. After the completion of the transactions related to the sale of minority interests in VBM and the sale of minority interests in PTVI, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.
(7)	The PTVI cobalt mineral reserves are limonite material from Pomalaa project with reserves supported by ROM sales agreements.
(8)	Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 113

reserves and resources

	Cobalt Mineral Resources as of December 31, (6) (Tonnage in millions of dry metric tons. Grades in %)
	Measured – 2023(1)(2)		Indicated – 2023(1)(2)		Measured and Indicated- 2023(1)(2)		Inferred – 2023(1)(2)		Measured and Indicated- 2022(1)		Inferred – 2022(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(3)	7.5	0.03	32.2	0.04	39.7	0.04	8.6	0.04	43.7	0.03	18.2	0.04
Thompson	3.5	0.03	15.6	0.03	19.1	0.03	6.8	0.03	-	-	-	-
Voisey’s Bay	1.1	0.06	0.9	0.07	2.0	0.06	7.5	0.12	3.7	0.05	6.7	0.14
Indonesia
PTVI(4)(5)	54.9	0.10	144.9	0.11	200.0	0.11	13.8	0.11	82.3	0.10	8.3	0.05
Total	67.0	0.09	193.6	0.09	260.8	0.09	36.7	0.08	129.7	0.08	33.2	0.06
(1)	Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Co grades are % of cobalt. Point of reference for the mineral resource estimate is in situ.
(2)	The mineral resource prospects of economic extraction were determined based on prices ranging from: US$11,023-US$52,911/t, depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.
(3)	Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff, Creighton, Stobie, Garson, Totten and Victor deposits.
(4)	The mineral resource for the PTVI property has been adjusted to reflect our 44.3% ownership interest. After the completion of the transactions related to the sale of minority interests in VBM and the sale of minority interests in PTVI, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.
(5)	The PTVI cobalt mineral resources includes Sorowako operations, Tanamalia project and Pomalaa project material from limonites only.
(6)	Numbers have been rounded.

Our cobalt mineral resource estimates changed in 2023 for the same reasons discussed above in connection with the nickel mineral resource.

The mine exhaustion dates for Cobalt the same as stated above for Sudbury and Voisey’s Bay.

VALE ANNUAL REPORT FORM 20-F | 114

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

Location	Mining title	Approximate area covered (in hectares)	Expiration date
Brazil		515,185	Indefinite
	Mining Concessions	280,132	Indefinite
	Application for Mining concessions	235,051	-
Canada(1)		435,923	2023 – 2042
Ontario		105,469	2024 – 2042
	Patented mineral rights	81,145	Indefinite
	Mineral Leases	21,188	2023-2042
	Mining Licenses of occupation	3,136	Indefinite
Manitoba		111,693	2021 – 2034
	Order in Council leases	109,043	2021-2025
	Mineral Leases	2,650	2034
Newfoundland and Labrador	Mining Leases	1,599	2027
Indonesia		137,277	2025
Sorowako(2)	Contract of work	118,017	2025
Nusa Tenggara Barat (Hu’u Project)(3)	Contract of work	19,260	2024
(1)	Applications submitted in 2023 are still in the process of being approved. All conditions required for the renewal were fulfilled. This process usually takes several months, and we can continue to operate while the approval process is ongoing. Order in Council Leases (OIC’s) in Manitoba are currently being converted to mining claims and mining leases through a Transition Agreement allowing Vale to retain ownership until the transition is complete. Some OIC’s will show past their expiration dates until the transition is complete.
(2)	Sorowako - The contract of work entered by PTVI and the Indonesian government will expire in 2025. PTVI is entitled to two 10-year extensions, subject to government approval.
(3)	Nusa Tengara Barat – Contract of Work on Exploration stage which is annually renewed and can be renew indefinitely while at this stage. Operation and Production Stage will be valid for 30 years with two 10 years extensions, subject to government approval.

In addition to the concessions listed above, we have licenses and applications that allow us to explore 2.61 million hectares in Brazil and 1.7 million hectares for our mineral projects in other countries.

VALE ANNUAL REPORT FORM 20-F | 115

regulatory matters

In February 2022, the Brazilian national mining agency (Agência Nacional de Mineiração – ANM) published Resolution No. 95/2022, consolidating the content of several rules related to mining dams’ safety. The new regulation presents some new features relating to mining dam safety obligations, such as: (i) a new classification of dams in terms of operational management; (ii) the regulation of the communities and workers located in Self-Rescue Zones; (iii) compatibilization of deadlines for de-characterization of upstream dams provided for in federal and state regulations; (iv) objective criteria for each level of Alert and Emergency situation; (v) requirement for the designation of an Engineer of Record for all dams with high associated potential damage (DPA); (vi) requirement for dams with high DPA to implement a Risk Management Process for the Mining Dam (PGRBM), by December 31, 2022; (vii) requirements for the agreement and acknowledgement by highest-ranking executive in connection with documents related to the dam safety plan; (viii) mandatory de-characterization of dams located downstream of a dam which existence compromises the safety of the upstream dam, until August 15, 2022; (ix) possibility of embargo and suspension of dams and mining complexes in certain situations.

In December 2022, ANM published Resolution no. 122/2022, which regulates the administrative process and establishes new penalties, including fines of up to R$1 billion. The regulation is currently under review by the mining sector and ANM, including due to the severe impacts expected from the high values of fines and the criteria for its calculation, which is based on the amount attributed to companies' total production in the previous year and exploration budget. Given the high level of the fines under the new rules, the imposition of such fines as a result of any failure to comply with mining laws and regulations could have an adverse effect on mining companies.

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

In Canada, we negotiated with the Government of Manitoba the renewal of its mineral rights, originally explored under Order in Council Leases, through the conversion to the regime of Mining leases and Claims in accordance with the applicable law. The process of conversion started in 2021 and will continue until 2025.

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

Brazilian states and municipalities. Several Brazilian states, including Minas Gerais and Pará, impose a mining inspection tax, which is currently assessed at rates ranging from US$1.09 to US$2.84 per metric ton of minerals produced in or transferred from the state.

VALE ANNUAL REPORT FORM 20-F | 116

regulatory matters

In March 2021, a state decree enacted by the state of Pará increased the rate of the mining inspection tax from one fiscal reference unit in the amount of US$0.79 to three fiscal references units corresponding to US$2.31 per metric ton, with effectiveness as of April 2021. We have not implemented the new rates for 2021, as we understand that, under applicable principles of Brazilian constitutional law, the tax increase would only come into force in the year after its enactment.

In November 2022, we adhered to the state tax program entitled as “Programa Estrutura Pará”, which aims to promote infrastructure investments in the State of Pará, pursuant to the conversion of 50% of the mining inspection tax payments into construction projects, monthly calculated at the rate of three fiscal reference units per metric ton of ore produced in the State of Pará in the amount of US$2.71, annually updated. The related constructions will be delivered to the local communities and, therefore, will not be owned by us. In 2023, we disbursed US$451 million (compared to US$459 million in 2022) related to this tax levied by the state of Pará.

Some municipalities such as Ourilândia do Norte, Marabá, Curionópolis and São Félix do Xingu in the state of Pará and Rio Piracicaba in the state of Minas Gerais, along with the State of Maranhão, have enacted laws imposing this mining inspection tax on ore extracted or transported in their territories, and we consider that we have solid arguments to contest these taxes. In April 2024, a law enacted by the State of Maranhão in December 2023 will come into force that changes the collection of this mining inspection tax, in compliance with constitutional principles, and we will provide the payment of this tax accordingly.

In August 2022, the Supreme Court of Justice decided that the Brazilian states of Minas Gerais and Pará are authorized to impose the mining inspection tax. The decision is not final for the state of Pará and an appeal is still pending.

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

ENVIRONMENTAL REGULATIONS

We are subject to environmental regulations that apply to our mining and processing activities. Current laws require us to get approvals, licenses, permits, or authorizations from government authorities to build and operate our facilities. In most places where we operate, we need to submit assessments of the environmental and social impacts of our activities for approval by the relevant authorities. We also need to invest in measures to avoid, reduce, and compensate for these impacts. We must conduct our activities according to the terms of the approvals, licenses, permits, and authorizations issued by government authorities. The Decree 48.747, of 12/29/2023, is applicable to dams included in the State Dam Safety Policy of the State Minas Gerais in Brazil and determines an environmental bond amount to be paid and maintained throughout the useful life of dam.

Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. Environmental regulations affecting our operations relate, among other matters:

•	Emissions of pollutants into the air, soil and water, including greenhouse gases and climate change regulations;
•	Recycling and waste management;
•	Protection and conservation of forests and other forms of native vegetation, coastlines, caves, cultural heritage sites, watersheds and other ecosystem characteristics;

VALE ANNUAL REPORT FORM 20-F | 117

regulatory matters

•	Water use;
•	Financial provisions and closure plans required for mining licenses, including de-characterization, decommissioning, environmental liabilities and reclamation and remediation costs.

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

Protection of Indigenous Peoples’ rights. Brazilian regulation enacted in 2011 and revised in 2015 requires us to conduct impact assessments and define specific programs for the mitigation and/or compensation of impacts of our operations and projects that are close to the Indigenous Lands and Quilombola’s Territories. The approval of the studies and environmental management plans from those communities is mandatory. In addition to our legal obligations, we also aim to build positive relationships with Indigenous Peoples and traditional communities in our areas of influence. We establish voluntary agreements with these communities, focusing on ethnodevelopment, territorial protection, cultural and institutional strengthening, and other areas. Our goal is to help improve the quality of life and autonomy of these communities.

Other environmental and cultural regulations in Brazil. There are also environmental and cultural regulatory obligations that could affect our operations or lead to compensatory measures related to the suppression of native vegetation such as in the state of Minas Gerais, in the Atlantic Forest biome, flora species protected by law, permanent preservation areas and archaeological and cultural heritage sites. In 2015, IPHAN set mandatory guidelines for studies on Archaeological Heritage that align with Environmental Licensing. In 2021, the State of Minas Gerais introduced regulations mandating studies on both Material and Intangible Heritage. These regulations added three new approval stages to the licensing process. In addition, all new projects that include activities with a significant environmental impact must collect financial resources to support the implementation and maintenance of conservation areas, in order to comply with the environmental compensation obligation.

Climate change. We expect heightened attention from governments worldwide on the reduction of greenhouse gas emissions stemming from global concerns over climate change, as expressed by the obligations undertaken by many countries as signatories to the Paris Agreement. The entry into effect of the Paris Agreement in late 2016 increased global pressure for the establishment of carbon pricing on single-jurisdiction, multi-jurisdiction, and global scales. This regulatory evolution, along with civil society, and investor-driven concerns, have added pressure on companies to adopt carbon pricing strategies. In 2021, a Rulebook was approved at the COP26 to provide practical guidance for and to accelerate the implementation of the Paris Agreement and, therein, the creation of a global carbon market. Negotiations among the nation-state signatories to the Paris Agreement regarding the Rulebook continued in 2022, and it was expected that breakthroughs would occur by COP28. Despite all its achievements, COP28 was unable to reach an agreement on operationalizing Article 6 of the 2015 Paris Agreement, which regulates the Carbon Market. COP28 reinforced our view that the increased focus on greenhouse gas emissions pricing and the expansion of carbon markets worldwide may impact our operational costs, mainly through carbon taxes, higher price for fossil fuels and higher costs for international freight. Conversely, the pricing of greenhouse gas emissions may also present business opportunities for investments and innovations which relay on a higher baseline cost curve (such as expressed through the Marginal Abatement Cost Curve –MACC), and we have partnered with other entities, bringing such initiatives to scale and to the market. In line with our previous COP pledges, at COP 2028, we joined as a signatory to the Brazilian Philanthropy Commitment on Climate Change. This commitment is a collective effort to unify, learn and coordinate Brazilian philanthropy in addressing climate change.

VALE ANNUAL REPORT FORM 20-F | 118

regulatory matters

Regulation of chemicals. Some of our products are subject to regulations applicable to the marketing, distribution and use of chemical substances present in their composition. For example, the European Commission has adopted a European Chemicals Policy, known as REACH (Registration, Evaluation and Authorization of Chemicals). Under REACH, European manufacturers and importers are required to register substances prior to their entry into the European market and in some cases may be subject to an authorization process. A company that fails to comply with the REACH regulations could face fines and penalties. We are compliant with the requirements of the EU REACH regulations. In addition, the U.K. and other regions are currently implementing a regulation similar to EU REACH, and we anticipate further expansion of REACH-like regulations in other countries.

Regulation of international maritime transportation. We are subject to health, safety and environmental regulation by the International Maritime Organization (IMO). IMO rules apply not only to the international shipping categories, but also to the types of cargoes transported, including special rules for iron ore, nickel and copper. The IMO is currently discussing further measures for enhancing the energy efficiency of international shipping and reducing its overall greenhouse gas emissions. In July 2023, the IMO reviewed the initial strategy, defined in August 2018, and approved more ambitious reduction targets. These targets include a 20-30% reduction in greenhouse gas emissions by 2030, 70-80% reduction target by 2040, both based on 2008 levels, and a net zero target by or around 2050. In June 2021, the IMO adopted amendments that became effective in 2023 and that combine technical and operational approaches to improve the energy efficiency of ships. The new measures require all ships to calculate their Energy Efficiency Existing Ship Index (EEXI) – a one-time certification, targeting design parameters – and to establish their annual operational Carbon Intensity Indicator, which will have to comply with gradually decreasing carbon intensity parameters. These requirements may increase our freight cost in the future. In 2016, the IMO approved regulation establishing limits for sulfur oxides emission, which became effective in 2020. This regulation may increase freight cost due to the need to use bunker with low sulfur content or to install additional pollutant control equipment (i.e., scrubbers) to limit air emissions. It is expected that further discussions on scrubber wash water regulations will be concluded in 2025 which could restrain the use of open loop scrubbers. Also, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments requires compliant ships during their international voyages to manage their ballast water and sediments in accordance with certain parameters. The convention became effective in September 2017 for new ships (those with keels laid after that date) and, for existing ships, the convention became effective in stages with specific deadlines depending on the vessel, beginning in September 2019, with the global fleet required to be fully compliant by September 2024. Such requirements may also result in increases in our freight and port operation costs. In 2022, the European Commission approved the proposals to regulate international shipping emissions. Starting in 2024, over a 3-year phase-in period shipping will be gradually introduced into the EU’s Emissions Trading System (ETS), a carbon market that operates in all EU countries targeting climate neutrality in the EU by 2050. That will require ship operators to pay for the greenhouse gas emissions during their voyages to, from and between EU ports, and incentivize them to improve their fuels greenhouse gas intensity. These measures may increase our freight cost in the future.

Other environmental laws and regulations. There are several examples of environmental laws and regulations, and compliance initiatives that may affect our operations:

Brazil. There are also environmental regulatory obligations applicable to our operations that require compliance with a series of measures, including compensatory measures, related to the suppression of native vegetation, protection of biomes and species of rare, endemic, threatened, or legally protected flora, as well as areas subject to special protection, such as conservation units and permanent preservation areas, and archaeological and cultural heritage. Additionally, new projects involving activities with significant environmental impact must raise financial resources to support the implementation and maintenance of Conservation Units of the full protection group, in order to fulfill the environmental compensation obligation established by Federal Law No. 9,985/2000.

VALE ANNUAL REPORT FORM 20-F | 119

regulatory matters

Canada. Canadian laws and policies to address climate change continue to evolve with stricter controls on greenhouse gas emissions. The Supreme Court of Canada upheld the Greenhouse Gas Pollution Pricing Act, a federal law to regulate greenhouse gas emissions, and confirmed this Act will apply in provinces that have not enacted equivalent legislation. In June of 2021, the federal government enacted the Canadian Net-Zero Emissions Accountability Act which enshrines Canada’s 2050 target of reaching net-zero emissions with a framework to set and report on milestone emissions reduction targets. Heightened enforcement for contravention of environmental legislation is also a trend. For instance, in Ontario, the government has proposed to expand the use of administrative penalties with enhanced fines for various environmental contraventions. Certain of our operations in Ontario and Manitoba have legacy conditions related to historical operations which give rise to potential impacts to water. We have invested in a Water Quality Management Program that is designed to be a proactive plan, involving hazard screening and a risk evaluation process, to guide with the identification, prioritization and execution of remedial activities to address potential water impacts from historical operations.

Indonesia. According to the Indonesian Government Regulation of 2014 on B3 waste (Toxic and Hazardous Materials), PTVI’s waste is classified as hazardous waste, and PTVI has submitted a formal request to the regulatory body for approval. In February 2021, a new Government Regulation was issued and, as result, PTVI’s waste is no longer classified as hazardous waste; however, it is required to report the use and the management of the waste to the government.

China. In 2020, the Law on the Prevention and Control of Environmental Pollution Caused by Solid Waste was revised, leading to the Administrative Measures for the Prevention and Control of Environmental Pollution from Tailings became effective as of July 1, 2022. Those laws and regulations impose stricter obligations on prevention and control of pollution caused by solid waste, including tailings, in addition to imposing more severe penalties.

BRAZILIAN REGULATION OF MINING DAMS

Under a 2022 regulation of ANM, companies operating mining dams in Brazil are required to comply with specific rules, including:

Audit. Companies operating mining dams covered by National Dam Safety Policy must conduct two annual stability audits for each dam and prepare a stability report and the corresponding Stability Condition Statement (DCE). In our Brazilian operations, an engineer of record, not directly involved in the day-to-day operations, is responsible for conducting this audit regularly, as part of our governance procedures to evaluate safety and performance.

Dam Periodic Safety Reviews (Revisão Periódica de Segurança de Barragem-RPSB). For dams covered by Nacional Dam Safety Policy, the report must include detailed analysis of all dam’s documentation, including projects and procedures, stability analysis of the structures and the corresponding Stability Condition Statement (DCE) and reassessment of the risk category (CRI) and associated potential damage (DPA). The RPSB reports must be renewed each 3, 5 and 7 years for high, medium and low associated potential damage (DPA) respectively, and whenever any structural modifications are made. The RPSB is performed by an external company not linked to the Engineer of Record (EoR).

Emergency Preparedness and Response Plan (EPRP). All mining dams covered by National Dam Safety Policy must have an Emergency Preparedness and Response Plan, called PAEBM in Brazil, as stipulated in Article 12 and subsequent articles of Law No. 12,334/2010, as well as Article 33 and subsequent articles of Resolution ANM No. 95/2022.

In 2019, the National Mining Agency (ANM) issued a resolution on dam safety requiring companies that own upstream dams to submit a technical de-characterization project and to fully de-characterize such structures within the upcoming years. Also, a wide range of measures were imposed to ensure the stability and safety of mining dams and their monitoring and warning systems. Additionally, the resolution established a minimum safety factor and the requirement for a DCE to be signed by a senior-level person jointly with the technical individual responsible for its preparation.

VALE ANNUAL REPORT FORM 20-F | 120

regulatory matters

Also in 2019, the state of Minas Gerais enacted the State Law No. 23,291, which prohibited the raising and the construction of any upstream dam. The law also prohibits the enlargement, modification or construction of any new structure if communities settle within its Self-Rescue Zone- ZAS, an area which encompasses the downstream portion of the valley from the dam, where there is not enough time for intervention by competent authorities in situations of possible emergency.

In 2020, the Federal Law No. 14,066/2020 amended the Federal Law No.12,334/2010, which established the National Dam Safety Policy, reinforcing the prohibition of constructing and raising upstream dams in Brazil. The law also requires companies to de-characterize the structures built by the upstream method by 2022, or by a later date if it is demonstrated that the de-characterization is not technically feasible by 2022. As made available to the relevant authorities, a substantial portion of our de-characterization projects was completed after 2022, and the decommissioning program remains ongoing. This process is complex, as each project has its own unique characteristics and challenges. Our primary concern is the safety of people and the environment. Due to the technical complexities involved in the decommissioning work and the actions required to enhance the safety of the structures, we signed a commitment agreement with the state of Minas Gerais, regulatory agencies, and both State and Federal Public Prosecutors in 2022. This agreement establishes a new decommissioning schedule, with the anticipated deadline for completion of the decommissioning program set for 2035.

In 2020, the state of Minas Gerais enacted the Decree No. 48,078, establishing the procedures for analyzing and approving the emergency action plan. In the same year, ANM Resolution 51/2020 mandated an audit of the emergency preparedness and response plan. This requirement was incorporated and expanded upon in ANM Resolution No. 95/2022. External auditors must conduct this audit and issue an annual Conformity and Operability Report (RCO) and a Conformity and Operability Statement (DCO) for the EPRP.

In 2021, the state of Minas Gerais enacted the Decree No. 48,140 to regulate certain obligations related to audits and the de-characterization of upstream dams. Additionally, the state published many other resolutions to regulate the emergency action plan, including guidelines for developing Civil Protection and Defense Actions, Potable Water Supply Plan, Diagnosis of Public and Private Water Supply, Domestic, Wildlife, and Production Fauna Rescue Plan, and Safeguard Plan for Cultural Assets.

In 2022, ANM issued Resolution 95, which consolidated regulatory acts concerning mining dam safety, repealed previous acts, and established new rules for holders of mining dams under the National Dam Safety Policy. ANM also issued Resolution 122, establishing procedures for investigating infractions, sanctions, and the amounts of fines applicable for non-compliance with current legislation. Additionally, Federal Decree No. 11,310/2022 was issued, regulating provisions of Law No. 12,334/2010, creating the Interministerial Committee on Dam Safety, subordinated to the president, and amending Federal Decree No. 10,000/2019, which deals with the National Water Resources Council.

For dams already installed and in operation with communities in Self-Rescue Zones, the Resolution 95 requires (a) the de-characterization of the structure, (b) the resettlement of the population and rescue of the cultural heritage, or (c) carry out reinforcement works to ensure the structural stability. We have prepared an analysis evaluating the relationship costs, risks and benefits for each of the alternatives mentioned and issued it to ANM to support the Public authorities' decision.

In February 2023, ANM modified the current dam safety regulation. The main changes consist of new rules related to (i) the active and passive monitoring during the de-characterization of dams, (ii) the simplified dam collapse study and simplified emergency action plan for specific cases, (iii) the dam safety plan (PSB) and (iv) preparation of a simplified Compliance and Operationality Assessment (ACO) for Medium and Low DPA Dams.

VALE ANNUAL REPORT FORM 20-F | 121

regulatory matters

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

Brazilian railway regulation. Our Brazilian railroad business operates pursuant to concession agreements granted by the federal government, and our railroad concessions are subject to regulation and supervision by the Brazilian Ministry of Roads and Railroads and the Brazilian Land Transportation Regulatory agency (Agência Nacional de Transportes Terrestres – ANTT). The concessions for EFC and EFVM were renewed for 30 years, and will expire in 2057, upon commitment of investments (such as urban and infrastructure works) and payment of grant. Such investments are subject to risks inherent to the execution of works, including delays. Delays may result in sanctions by ANTT, as provided in the concession agreements. The federal government can review these investments and the payment of such grants. VLI’s subsidiary, Ferrovia Norte Sul S.A. (FNS) has also been awarded a subconcession contract for commercial operation of a 720-kilometer segment of the FNS railroad in Brazil, which expires in 2037. In July 2022, MRS signed an amendment to the concession agreement providing for the early extension of its concession for another 30 years, until 2056. FCA concession expires in 2026 and may be renewed for 30 years at the federal government’s discretion. Rail transportation prices can be negotiated directly with the users of such services, subject to a price cap set forth in the concession agreements and annually reviewed by ANTT for each of the concessionaires and for the different products transported. ANTT regulations also require concessionaires to give trackage rights to other railway operators, to make investments in the railway network, and to meet certain productivity and safety requirements, among other obligations.

Brazilian port regulation. Port operations in Brazil are subject to regulation and supervision by ANTAQ, the federal agency in charge of maritime transportation services, and by the Ministry of Ports and Airports through the National Secretary of Ports and Aquatic Transport (SNPTA), whose purpose is to formulate policies and guidelines. The agreements to operate our private terminals are valid until 2039 and may be renewed for equal periods, with the exception of the Leases for the Copper Terminal (Itaqui port, state of Maranhão) and the CPBS and for the Iron Ore Export Terminal at Itaguaí Port, state of Rio de Janeiro. The lease for the Copper Terminal expired in January 2023 and we are now operating under a Court decision which authorizes operations to continue until the contract is renewed or a new contract is in place. An administrative procedure is being carried out by SNPTA for the potential renewal of the contract for 20 years, yet to be concluded. CPBS’s (Itaguaí Port, state of Rio de Janeiro) lease expires in 2026 and is currently under the process of being renewed for additional 25 years, at the discretion of the Federal Government.

VALE ANNUAL REPORT FORM 20-F | 122

III.        Operating and financial review and prospects

Overview

In 2023, we recorded net income from continuing operations of US$8,105 million, compared to US$16,810 million in 2022. Our Adjusted EBITDA from continuing operations decreased to US$17,961 million in 2023 from US$19,760 million in 2022, mainly due to the Iron Ore Solutions segment adjusted EBITDA, that decreased US$1,316 million, mainly driven by 1.5% decrease in sales volume of iron ore fines.

MAJOR FACTORS AFFECTING PRICES

Iron ore and iron ore pellets

Iron ore prices are strongly affected by seaborne market supply and demand dynamics although structural changes on steel production can disturb the market fundamentals and iron ore price realization.

Iron ore fines, lumps and iron ore pellets are produced on a wide array of quality levels and physical characteristics. Price differences derive from various factors, such as the iron content, particle size, moisture content and the type and concentration of contaminants (such as phosphorus, alumina, silica and manganese) in the ore. Also, fines, lump ore and pellets typically command different prices.

Demand for our iron ore products depends on the global demand for steel, which in turn is strongly influenced by real estate, infrastructure construction, and global industrial production. China’s demand has been the main driver of world demand and prices.

In 2023, the iron ore average price closed at US$119.75/dmt (Platts IODEX 62% Fe iron ore prices), 0.3% lower than in 2022. During 2023, prices fluctuated following global economy, including shifts in market sentiment in China due to persistent rumors that mandatory steel production cuts would be enforced throughout the year, though production remained strong for most months. A tighter seaborne market, combined with a significant increase in steel exports from China and periods when the entire commodity market responded—either positively or negatively—to the expectations of economic stimulus from Chinese authorities, led to increased volatility. A drop in steel margins, which stayed at negative levels for most of the second half of the year, along with lower coal prices, resulted in a decline in high-grade premiums.

Excluding China, the effects of the war in Ukraine over their regional steel production, high energy prices, inflation, declining steel prices, supply chain issues and negative market sentiment have heavily affected steel demand in 2023, as result, steel production was cut drastically in the fourth quarter in view of a weak demand scenario, and what followed was a significant steel destocking. As result, total world crude steel production was 1,888 Mt in 2023, in line with 2022 as per World Steel Association, while steel production ex-China totaled 1,019 Mt in 2023, also in line when compared to 2022.

Steel production decreased in all major producing regions outside of China, with higher drops in the European Union, followed by South America, Japan and North America. In comparison to 2022, steel production decreased year-on-year: 7.7% in the Europe Union; 5.7% in South America; 1.9% in JKT (Japan, Korea and Taiwan), and 1.7% in North America. India positively contributed to mitigating production declines in these regions, growing by 11.8% compared to 2022.

In 2023, the automotive, machinery and equipment, and transportation sectors experienced strong demand in Europe, the United States, Japan, and Korea. However, investment in the construction sector decreased due to a decline in market confidence, which was influenced by rising interest rates and higher project costs.

VALE ANNUAL REPORT FORM 20-F | 123

Overview

The price differentials between high- and low-grade iron ores are a structural change that should continue to impact the market in the coming years. The transition towards a more efficient steel industry, with the enforcement of stricter environmental policies in China and decarbonization pursuit in Europe, should support the demand for high quality ores that enable productivity and lower emission levels like pellets, briquettes and Carajás fines.

Nickel

Nickel is an exchange-traded metal, listed on the London Metals Exchange (LME) and, starting in 2015, on the Shanghai Futures Exchange (SHFE). Most nickel products are priced based on a discount or premium to the LME price, depending mainly on the nickel product’s physical and technical characteristics. Liquidity improved in 2023 after several fundamental and technical factors impacted trading and reduced liquidity in 2022. In 2023, the LME announced a two-year change program to strengthen and enhance its markets and we expect liquidity to further normalize on the LME in 2024 as a result. The nickel market is strongly affected by stainless steel production, which represented 64% of global primary nickel consumption in 2023.

We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales, which vary in term. These contracts provide stable demand for a significant portion of our annual production. In 2023, 93% of our refined nickel sales were made for non-stainless steel applications (alloy steels, high nickel alloys, plating and batteries), compared to the industry average for nickel producers of 36%, bringing more diversification and stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

Stainless steel is a significant driver of demand for nickel, particularly in China. In 2023, stainless steel production in China represented 42% of total primary nickel demand. Therefore, changes in Chinese stainless-steel production have a large impact on global nickel demand. In 2023, Chinese stainless-steel production increased 10% year-on-year compared to a decrease of 2% in 2022, due to melt shop capacity additions and the reopening of the China economy from pandemic lockdowns, albeit at a slower-than-expected pace. While stainless steel production is a major driver of global nickel demand, stainless steel producers can obtain nickel with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. On average between 2019 and 2023, secondary nickel accounted for approximately 36% of total nickel used for stainless steel. Regional availability and consumption of secondary nickel varies. In China, due to low availability of scrap, the use of secondary nickel represented 21% of the total nickel used for stainless steel in 2023.

Historically, Chinese domestic production of nickel pig iron accounted for the majority of world nickel supply growth using unprocessed nickel ore from the Philippines and Indonesia. However, Chinese nickel pig iron production was adversely affected by export restriction of unprocessed ores from Indonesia, recommencing in 2020, allowing Indonesia to emerge as the largest producer of nickel pig iron. In 2023, approximately 12% of world primary nickel supply was produced as nickel pig iron in China. Approximately 39% of world primary nickel supply was produced as nickel pig iron in Indonesia, with much of it integrated directly to produce stainless steel. In 2023, production capability increases were seen in intermediate mixed hydroxide precipitate (MHP) and conversion of nickel pig iron into nickel matte for further conversion into battery suitable material as well as LME-deliverable Class I nickel. We expect that future growth will be focused on matte and MHP to feed the battery and Class I supply chains.

In addition, the high-value segment, which consists of both Upper Class and Lower Class I products, and excludes nickel used in batteries, is the second largest market, making up 21% of nickel demand in 2023. Global high-value demand increased by 4% year-on-year in 2023 led by growth in the non-ferrous alloys sector compared to an increase of 7% in 2022, as, while markets continued to recover from pandemic lows, a slower-than-expected recovery in China and broader macroeconomic factors hampered the economic recovery globally.

The battery segment is the third largest market, accounting for 15% of nickel demand in 2023. Global nickel demand in battery precursors increases by 9% year-over-year in 2023, led by increased sales of electric vehicles, compared to a 39% increase in 2022. The slower growth rate is due to a slower-than-expected economic recovery in China, the world's largest electric vehicle market, as well as the end of electric vehicle subsidies in the region.

VALE ANNUAL REPORT FORM 20-F | 124

Overview

The nickel market was in surplus in 2023 by approximately 325 kt. Global exchange inventories (LME and SHFE) increased 20 kt from December 30, 2022 to December 29, 2023, as the LME-deliverable Class I nickel market shifted into surplus. For 2024, it is expected that the market will remain in a surplus primarily due to supply of Class I nickel outpacing growth in the high-value market.

The battery segment is displaying significant upside demand as electric vehicle production continues to draw substantial investments. This trend is positively impacting the nickel price and our nickel premiums. Electric vehicle batteries that are commercially viable use nickel, and increasing the nickel content in these batteries leads to better energy density and longer range. Consequently, nickel demand is growing, especially with the anticipated rise in electric vehicle production and the trends towards larger battery sizes and higher nickel content in batteries to enhance performance.

Copper

Copper demand in recent years has been driven primarily by China, given the important role copper plays in construction in addition to electrical and consumer applications. Copper prices are determined on the basis of (i) prices of copper metal on terminal markets, such as the London Metal Exchange (LME), Shanghai Future Exchange (SHFE) and the Commodities Exchange (COMEX), and (ii) in the case of intermediate products, such as copper concentrate (which comprise most of our sales) and copper anode, treatment and refining charges negotiated with each customer.

Demand for refined copper increased 2.7% year-on-year in 2023, with China responsible for approximately 56% of worldwide consumption. For 2024, the market is expected to be relatively balanced on similar levels of growth in supply and demand.

Tailings Dam Collapse In Brumadinho

Tailings Dam Collapse in Brumadinho

The Brumadinho dam collapse key impacts on our financial performance and operational results for the year ended December 31, 2023 are summarized below:

Impact on our income statement. The impact of the dam collapse in our income statement in 2023 was US$930 million compared to US$1,079 million in 2022, including US$499 million compared to US$626 million in 2022 in expenses, related to tailings management, communication, humanitarian assistance, payroll, legal services, water supply, among other items and US$200 million compared to US$303 million in 2022 in addition to the provisions for tailing containment, geotechnical safety and environmental reparation.

Impact on our balance sheet. The total amount of provisions recognized in our balance sheet as of December 31, 2023, in connection with Brumadinho dam collapse, including provisions for remediation and reparation obligations under the Judicial Settlement for Integral Reparation, individual indemnification and other commitments was US$3,060 million compared to US$3,312 million in 2022.

Dam de-characterization

As a result of regulations approved by the Brazilian national mining agency (Agência Nacional de Mineiração – ANM), we are required to de-characterize all tailings dams and dikes built under the upstream method located in Brazil.

These structures are at various maturity stages, some of them still in the conceptual engineering phase. Estimating expenditures for these projects involves significant uncertainty in determining the total cost, in line with best market practices. The main impacts on our consolidated financial statements are summarized below.

Impact on our income statement. As of December 31, 2023, we recorded a total amount of US$153 million, compared to US$72 million for the same period in the previous year, due to revised estimates for dam de-characterization.

VALE ANNUAL REPORT FORM 20-F | 125

Overview

Impact on our balance sheet. Total amount of provisions recognized in our balance sheet as of December 31, 2023 in relation to the de-characterization of dams was US$3,451 million compared to US$3,299 million in 2022.

Operational stoppages. We have suspended some operations due to judicial decisions or technical analysis performed by us on our upstream dam structures located in Brazil. We recorded losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amounts of US$218 million for the year ended December 31, 2023, compared to US$269 million on December 31, 2022. We are working on legal and technical measures to resume all operations at full capacity.

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

To implement the projects approved under the Framework Agreement, Samarco will be required to provide funding to Fundação Renova based on the amounts required for such projects on a yearly basis. Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHP Brasil must ratably bear the funding requirements under the Framework Agreement.

Additionally, Fundação Renova must allocate a minimum annual amount of US$45 million over 15 years (from 2016) to the implementation of compensation programs. Under the Framework Agreement, Fundação Renova must spend an additional amount of at least US$90 million on sewage collection and treatment and solid waste disposal.

In September 2023, the judicial reorganization plan (JR Plan) was approved as part of Samarco judicial reorganization, setting the parameters for debt restructuring. The JR Plan includes a cap of US$1 billion for funding of reparation and compensation programs from 2024 to 2030, with additional contributions anticipated beyond that period based on Samarco’s projected cash flow generation.

Below is a summary of the impact of the collapse of Samarco’s dam, which occurred in November 2015, in our consolidated financial statements:

•	The carrying value for our investment in Samarco was reduced to zero in 2015.
•	The amount of provisions related to Samarco as of December 31, 2023 is US$4,427 million, US$1,106 million higher than in 2022, mainly due to an addition to the provision in the amount of US$1,200 million, reflecting the change in our assessment of potential outflows in connection with reparation and compensation obligations relating to the Samarco dam failure. Our reassessment considered the available information, including the progress of negotiations to reach a final settlement of obligations under the Framework Agreement, other claims related to the Samarco dam failure, and Samarco’s ability to fund any future outflows. This provision represents the present value of our best estimate of the amounts we may incur to comply with our obligations under the Framework Agreement, considering our 50% stake in Samarco. At each reporting period, we reassess the key assumptions used by Samarco in the preparation of its projected future cash flows and adjust the provision, as necessary. For more information on the legal proceedings resulting from the collapse of Samarco’s tailings dam, related settlement agreements and the creation of Fundação Renova, see Additional Information—Legal Proceedings—Legal Proceedings Related to the Collapse of Samarco’s Tailings Dam and note 26 to our consolidated financial statements.
•	In 2023, we contributed US$553 million to Fundação Renova and Samarco, compared to US$338 million in 2022, to be used in the reparation programs in accordance with the Framework Agreement and to support the Samarco in the fulfillment of obligations under the JR Plan which were deducted from the provision. For more information see Information on the Company—Lines of Business—Other Investments—Samarco Mineração S.A.

VALE ANNUAL REPORT FORM 20-F | 126

Overview

Prior to the JR Plan, we made contributions directly to the Fundação Renova on behalf of Samarco and deducted these contributions from our income tax calculations in accordance with Brazilian tax legislation. The JR Plan establishes limits for Samarco's payments towards remediation obligations based on its cash flow generation. Any additional cash demands from the Fundação Renova or related to other remediation obligations exceeding these limits will be covered by the shareholders, us and BHP Billiton, in proportion to our respective shareholdings, either directly to the Fundação Renova or through capital contributions to Samarco. Due to the change in the funding mechanism for Renova, we will no longer be able to deduct future payments from our income tax calculations, as they are not tax-deductible in Brazil. As a result, the deferred income tax asset over the provision of US$1,078 million was fully reversed. Additionally, the JR Plan does not require the capitalization of expenses totaling US$703 million that were incurred in the past, so there is no change in the tax treatment previously adopted.

From the creation of Fundação Renova in 2016 until December 31, 2023, R$34,760 million were disbursed across 42 reparatory and compensatory programs, with contributions made by Samarco, BHP Brasil and us in the Mariana reparation.

EFFECT OF CURRENCY EXCHANGE VARIATION

Our results are affected in several ways by changes in the value of the Brazilian real which is the currency of the primary economic environment in which we operate. Year-end exchange rate variations impact our financial results, while the average exchange rate impacts our operational performance.

In 2023, the Brazilian real appreciated 7.2% against the U.S. dollar, from an exchange rate of R$5.2177 to US$1.00 on December 31, 2022 to R$4.8413 to US$1.00 on December 31, 2023. The most important effects were non-cash gains, as described below.

We had real denominated debt of US$464 million as of December 31, 2023, compared to US$513 million in 2022, excluding accrued charges. Since most of our revenues are in U.S. dollars, we used swaps and forward transactions to convert part of our debt service and other liabilities from Brazilian reais to U.S. dollars. Changes in the value of the U.S. dollar against the Brazilian real result in fair value variation on these derivatives, affecting our financial results.

We had a gain on foreign exchange and interest rate risk on our derivatives of US$900 million compared to a gain of US$1,130 million in 2022 mainly due to appreciation of the Brazilian real against the U.S. dollar in 2022. For more information on our use of derivatives, see Overview—Risk Management—Financial Risks.

In 2023, the annual average exchange rate for Brazilian reais against the U.S. dollar appreciated by 3.3%, from an average exchange rate of R$5.1655 to US$1.00 in 2022 to R$4.9954 to US$1.00 in 2023. This had a negative impact on our operational result and cash flows. The most important effect is described below:

Most of our revenues are denominated in U.S. dollars, while our cost of goods sold are denominated in various currencies, including the U.S. dollar (45.8% in 2023), the Brazilian real (47.6% in 2023), the Canadian dollar (6.4% in 2023) and other currencies (0.2% in 2023). As a result, the appreciation of the Brazilian real and other currencies against the U.S. dollar increased our costs and expenses by US$214 million, compared to an increase of US$260 million in 2022 due to appreciation of the Brazilian real against the US$ in 2022.

In 2023, we did not recognize any gains due to the reclassification of cumulative translation adjustments to the income statement, compared to a gain of US$1,608 million in 2022, due to the capital reduction we approved in Vale International, which was characterized as a partial disposal following our accounting policy for transactions of this nature.

VALE ANNUAL REPORT FORM 20-F | 127

Overview

reconciliation of adjusted ebitda

Adjusted EBITDA is a non-GAAP measure, which is calculated based on the operating income or loss and adding dividends received and interest from associates and joint ventures, and excluding (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment) and results of disposal of non-current assets. Our management uses Adjusted EBITDA as an additional measure of our consolidated performance.

The table below shows a reconciliation of our consolidated Adjusted EBITDA with our consolidated net income for the years indicated.

	Year ended December 31,
	2023	2022
	(US$ million)
Net Income from continuing operations attributable to Vale’s shareholders	7,983	16,728
Net Income attributable to noncontrolling interests	122	82
Net Income from continuing operations	8,105	16,810
Depreciation, depletion and amortization	3,070	3,171
Income taxes	3,046	2,971
Financial results, net	1,946	(2,268)
Equity results and other results in associates and joint ventures	1,108	(305)
Dividends received and interest from associates and joint ventures	204	154
Impairment and disposals (impairment reversal) of non-current assets	482	(773)
Adjusted EBITDA from continuing operations	17,961	19,760
Adjusted EBITDA from discontinued operations (coal)	-	171
Adjusted EBITDA	17,961	19,931

VALE ANNUAL REPORT FORM 20-F | 128

Results of operations

For commentary on our results of operations for the year 2022 compared with 2021, please see pages 122-129 of our Form 20-F for the year ended December 31, 2022.

Consolidated income statement data:

	For the year ended December 31,
Continuing operations	2023	2022	% change
	(US$ million)
Net operating revenue	41,784	43,839	(4.7)
Cost of goods sold and services rendered	(24,089)	(24,028)	0.3
Gross profit	17,695	19,811	(10.7)

Operating expenses
Selling and administrative	(553)	(515)	7.4
Research and development	(723)	(660)	9.5
Pre-operating and operational stoppage	(450)	(479)	(6.1)
Other operating expenses, net	(1,498)	(1,722)	(13.0)
Impairment reversal (impairment) and results on disposal of non-current assets, net	(266)	773	(134.4)
Operating income	14,205	17,208	(17.5)

Financial income	432	520	(16.9)
Financial expenses	(1,459)	(1,179)	23.7
Other financial items, net	(919)	2,927	(131.4)
Equity results and other results in associates and joint ventures	(1,108)	305	(463.3)
Income before income taxes	11,151	19,781	(43.6)
Income taxes	(3,046)	(2,971)	2.5
Net income from continuing operations	8,105	16,810	(51.8)
Net income attributable to noncontrolling interests	122	82	48.8
Net income from continuing operations attributable to Vale’s shareholders	7,983	16,728	(52.3)

Net income (loss) from discontinued operations	-	2,060	(100)
Loss attributable to noncontrolling interests	-	-	-
Net income (loss) from discontinued operations attributable to Vale’s shareholders	-	2,060	(100)

Net income	8,105	18,870	(57.0)
Net income attributable to noncontrolling interests	122	82	48.8
Net income attributable to Vale’s shareholders	7,983	18,788	(57.5)

VALE ANNUAL REPORT FORM 20-F | 129

Results of operations

Consolidated Revenues

In 2023, our net operating revenues from continuing operations decreased by US$2,055 million or 4.7% to US$41,784 million, from US$43,839 million in 2022, mainly due to (i) decrease of the average realized prices for both our Iron Ore Solutions and Energy Transition Metals, with an aggregate impact of US$1,264 million and (ii) reduction of sale volumes for nickel and iron ore fines of 7.2% and 1.5%. For more information on our average realized prices and sale volumes, see below —Results of Operations by Segment.

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

	Net operating revenues by destination
	2023		2022
	(US$ million)	(% of total)	(US$ million)	(% of total)
Asia
China(1)	22,210	53.2	22,824	52.1
Japan	3,219	7.7	3,535	8.1
South Korea	1,365	3.3	1,311	3.0
Other	1,310	3.1	1,187	2.7
Asia – total	28,104	67.3	28,857	65.8
Europe
Germany	1,351	3.2	1,521	3.5
England	256	0.6	204	0.5
Italy	509	1.2	708	1.6
France	438	1.0	454	1.0
Other	2,474	5.9	2,470	5.6
Europe – total	5,028	12.0	5,357	12.2
South and Central America
Brazil	3,755	9.0	4,137	9.4
Other	442	1.1	603	1.4
South and Central America - total	4,197	10.0	4,740	10.8
Rest of the world	2,377	5.7	2,646	6.0
North America
Canada	455	1.1	596	1.4
United States	1,623	3.9	1,643	3.7
North America - total	2,078	5.0	2,239	5.1
Total	41,784	100	43,839	100
(1)	Corresponds to 97.2% for China Mainland and 2.8% for Taiwan

VALE ANNUAL REPORT FORM 20-F | 130

Results of operations

CONSOLIDATED OPERATING COSTS AND EXPENSES

Our cost of goods sold and services rendered from continuing operations totaled US$24,089 million in 2023, in line with US$24,028 million in 2022.

Our research and development expenses totaled US$723 million in 2023, a 9.5% increase from US$660 million recorded in 2022, mainly due to drilling projects, geology and mineral exploration in all segments.

Our pre-operating and operational stoppage expenses totaled US$450 million in 2023, a 6.1% decrease from the US$479 million recorded in 2022, mainly due to lower operational stoppage and idle capacity for the Iron Ore Solutions operations.

Our other operating expenses, net, totaled US$1,498 million in 2023, a 13.0% decrease from US$1,722 million recorded in 2022, mostly due to lower expenses with obligations for dam de-characterization and Brumadinho that totaled US$930 million in 2023 compared to US$1,079 million in 2022.

RESULTS OF OPERATIONS BY SEGMENT

Net operating revenue by segment

	Year ended December 31,
	2023	2022	% change
	(US$ million, except %)
Iron Ore Solutions
Iron ore	27,760	28,188	(1.5)
Iron ore pellets	5,803	6,256	(7.2)
Other ferrous products and services	516	472	9.3
Iron Ore Solutions - total	34,079	34,916	(2.4)
Energy Transition Metals
Nickel and other products(1)	5,193	6,619	(21.5)
Copper concentrate(2)	2,376	1,779	33.6
Energy Transition Metals - total	7,569	8,398	(9.9)
Other products and services	136	525	(74.1)
Total from continuing operations	41,784	43,839	(4.7)

The following table summarizes our net operating revenues by-product for the years indicated.

(1)	Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.

VALE ANNUAL REPORT FORM 20-F | 131

Results of operations

Sales volumes

The following table sets forth our principal products and the total volumes sold of each product in each of the years indicated:

	Year ended December 31,
	2023	2022	% change
	(thousand metric tons, except %)
Iron Ore Solutions
Iron ore fines	256,789	260,663	(1.5)
Iron ore pellets	35,840	33,164	8.1
ROM (run of mine)	8,290	8,216	0.9
Energy Transition Metals
Nickel	168	181	(7.2)
Copper	234	166	41.0
Copper as nickel co-product	74	78	(5.1)
PGMs (000’ oz.) (1)	263	215	22.3
Gold (000’ oz.) (1)	388	277	40.1
Silver (000’ oz.) (1)	1,800	1,611	11.7
Cobalt (metric tons) (1)	2,172	2,361	(8.0)
(1)	By-product contained in our nickel and copper concentrates.

Average realized prices

The following table sets forth our average realized prices for our principal products for each of the years indicated. We determine average realized prices based on our net operating revenues, which consist of the price charged to customers, excluding certain items that we deduct in arriving at net operating revenues, mainly value-added tax.

	Year ended December 31,
	2023	2022	% change
	(US$ per metric ton, except %)
Iron Ore Solutions
Iron ore	108	108	0.0
Iron ore pellets	162	188	(13.8)
Energy Transition Metals
Nickel	21,830	23,670	(7.8)
Copper	7,960	8,052	(1.1)
Copper as nickel by-product	7,720	7,459	3.5
Gold (US$/oz)	1,996	1,785	11.8
Silver (US$/oz)	23	21	9.5
Cobalt	34	59	(42.4)

VALE ANNUAL REPORT FORM 20-F | 132

Results of operations

Cost of goods sold by segment (excluding depreciation, depletion and amortization)

The following table presents, for each year indicated, our cost of goods sold and services rendered (excluding depreciation, depletion and amortization) by segment and the percentage change from year to year.

	Year ended December 31,
	2023	2022	% change
	(US$ million, except %)
Iron Ore Solutions
Iron ore	12,357	11,929	3.6
Iron ore pellets	2,759	2,682	2.9
Other ferrous products and services	335	335	0.0
Iron Ore Solutions – total	15,451	14,946	3.4
Energy Transition Metals
Nickel and other products(1)	4,169	4,541	(8.2)
Copper(2)	1,357	1,049	29.4
Energy Transition Metals – total	5,526	5,590	(1.1)
Others	196	443	(55.8)
Total of continuing operations (excluding depreciation, depletion and amortization)	21,173	20,979	0.9
Depreciation, depletion and amortization	2,916	3,049	(4.4)
Total of continuing operations (including depreciation, depletion and amortization)	24,089	24,028	0.3
(1)	Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.

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

	Year ended December 31,
	2023	2022	% change
	(US$ million, except %)
Iron Ore Solutions
Iron ore	536	604	(11.3)
Iron ore pellets	35	26	34.6
Other ferrous products and services	64	17	276.5
Iron Ore Solutions – total	635	647	(1.9)
Energy Transition Metals
Nickel and other products(1)	188	154	22.1
Copper(2)	120	161	(25.5)
Energy Transition Metals -total	308	315	(2.2)
Others	2,127	2,292	(7.2)
Total from continuing operations (excluding depreciation, depletion and amortization)	3,070	3,254	(5.7)
Depreciation, depletion and amortization	154	122	26.2
Total from continuing operations (including depreciation, depletion and amortization)	3,224	3,376	(4.5)
(1)	Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.

VALE ANNUAL REPORT FORM 20-F | 133

Results of operations

Adjusted EBITDA by segment

Adjusted EBITDA is the measure used by our management to assess the contribution of each segment to our performance and to support decision-making in allocating resources. Adjusted EBITDA for each segment is calculated using the operating income or loss from continuing operations based on the operating income or loss (i) increased by dividends received and interest from associates and joint ventures; excluding (ii) depreciation, depletion, and amortization; and (iii) impairment reversal (impairment) and results on disposal of non-current assets.

The following table summarizes our Adjusted EBITDA for each of our segments.

	Year ended December 31,
	2023 Adjusted EBITDA	2022 Adjusted EBITDA	% change
	(US$ million, except %)
Iron Ore Solutions
Iron ore	14,888	15,670	(5.0)
Iron ore pellets	3,122	3,653	(14.5)
Other ferrous products and services	117	120	(2.5)
Iron Ore Solutions – total	18,127	19,443	(6.8)
Energy Transition Metals
Nickel and other products(1)	851	1,924	(55.8)
Copper(2)	1,100	569	93.3
Energy Transition Metals - total	1,951	2,493	(21.7)
Other(3)	(2,117)	(2,176)	(2.7)
Adjusted EBITDA from continuing operations	17,961	19,760	(9.1)
Adjusted EBITDA from discontinued operations (Coal)	-	171	(100)
Adjusted EBITDA	17,961	19,931	(9.9)
(1)	Includes nickel co-products (copper) and by-products (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.
(3)	Includes sales and expenses of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

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

Iron Ore Solutions

Net operating revenues from sales of Iron Ore Solutions. Total of US$34,079 million in 2023, a 2.4% decrease from US$34,916 million in 2022, mainly reflecting (i) lower average realized prices of Iron Ore Solutions with an impact of US$930 million, reflecting the decrease in premiums and (ii) reduction of sales volume for iron ore fines by 1.5%. For more information see Operating and Financial Review—Overview—Major Factor Affecting the Price—Iron ore and Iron Ore Pellets.

VALE ANNUAL REPORT FORM 20-F | 134

Results of operations

Adjusted EBITDA from Iron Ore Solutions. Total of US$18,127 million in 2023, a decrease of US$1,316 million or 6.8%, compared to our Adjusted EBITDA of US$19,443 million in 2022. This decrease mainly reflects (i) lower average realized prices of Iron Ore Solutions with an impact of US$930 million, reflecting the decrease in premiums and (ii) higher third-party purchases of US$316 million.

Cost of goods sold and services rendered from Iron Ore Solutions, (excluding depreciation, depletion and amortization), increased by 3.4% in 2023 to US$15,451 million in 2023 compared to US$14,946 million in 2022. This increase primarily reflects (i) higher third-party purchases of US$316 million, (ii) higher maintenance and services of US$444 million, partially offset by lower prices for bunker ship fuel with an impact of US$430 million.

Net expenses from Iron Ore Solutions, total of US$635 million in 2023, in line with the US$647 million recorded in 2022.

Energy Transition Metals

Net operating revenues from sales of Energy Transition Metals. Total of US$7,569 million in 2023, a 9.9% decrease from US$8,398 million in 2022, mainly reflecting (i) decrease of the average realized prices, with an impact of US$456 million; and (ii) reduction of sale volumes for nickel of 7.1% with an impact of US$306 million.

Adjusted EBITDA from Energy Transition Metals. Total of US$1,951 million in 2023, a decrease of US$542 million or 21.7% compared to our Adjusted EBITDA of US$2,493 million in 2022. This decrease primarily reflects lower net operating revenues from sales associated to (i) average realized prices decrease; and (ii) the reduction in sale volumes for nickel.

Cost of goods sold from Energy Transition Metals, (excluding depreciation, depletion and amortization), decreased by US$64 million or 1.1% to US$5,526 million in 2023, compared to US$5,590 million in 2022. This decrease primarily reflects lower acquisition of finished products.

Net expenses from Energy Transition Metals, total of US$308 million in 2023, in line, with US$315 million recorded in 2022.

FINANCIAL RESULTS, NET

The following table details our financial results, net, for the years indicated.

	Year ended December 31,
	2023	2022	Change %
	(US$ million, except %)
Financial income(1)	432	520	(16.9)
Financial expenses(2)	(1,459)	(1,179)	23.7
Foreign exchange and indexation gains (losses), net	(1,643)	(975)	68.5
Participative shareholders’ debentures	(179)	659	(127.2)
Financial guarantees	-	481	(100.0)
Derivative financial instruments, net	903	1,154	(21.8)
Reclassification of cumulative translation adjustments to the income statement	-	1,608	(100.0)
Financial results, net	(1,946)	2,268	(185.8)
(1)	Includes short-term investments and other financial income (see note 6 to our consolidated financial statements).
(2)	Includes loans and borrowings gross interest, capitalized loans and borrowing costs, expenses of REFIS, interest on lease liabilities and others financial expenses (see note 6 to our consolidated financial statements).

VALE ANNUAL REPORT FORM 20-F | 135

Results of operations

In 2023, our financial results, net, was a loss of US$1,946 million compared to an income of US$2,268 million in 2022. The most relevant impacts were as follows:

Reclassification of cumulative translation adjustments to the income statement. In 2022, we recognized gains of US$1,608 million. The effect recorded in 2022 refers mainly to the reclassification of the cumulative translation adjustments arising from a capital reduction of Vale International SA (VISA), which resulted in a gain of US$1,543 million (see note 15 to our consolidated financial statements).

Financial income. Lower income from short-term investments of US$432 million in 2023, compared to US$520 million in 2022, due to the lower invested cash throughout 2023.

Liabilities related to Brumadinho’s and dam decommissioning. Present value adjustments of US$562 million and US$107 million, respectively in 2023 and 2022.

Financial guarantees. In March 2023, we completed the sale of our interest in CSP and derecognized the financial guarantee we had provided to CSP. In 2022, the credit risk rating of the associates improved as a result of the decrease in the probability of default on the guaranteed debts, resulting in a gain in the amount of US$481 million.

Participative shareholders' debentures. In 2023, the impact on our result related our participative shareholders’ debentures represented a loss of US$179 million, compared to a gain of US$659 million in 2022. This variation of US$838 million was mainly due to the variation of the fair value of the participative shareholders debentures, arising from a decrease in the average value of this instrument in the secondary market.

EQUITY RESULTS AND OTHER RESULTS IN ASSOCIATES AND JOINT VENTURES

In 2023, the equity results and other results in associates and joint ventures totaled a loss of US$1,108 million compared to a gain of US$305 million in 2022, representing a negative impact of US$1,413 million, mainly caused by additional provision reflecting a revision in our estimates related to the reparation and compensation in respect of the Samarco dam collapse.

Income taxes

In 2023, we recorded an income tax net expense of US$3,046 million, compared to US$2,971 million in 2022. Our effective tax rate differed from our statutory tax rate of 34%, principally due to the reversal of income tax in the amount of US$1,078 million, related to Fundação Renova, and income tax incentives from our iron ore, copper and nickel operations in the North and Northeast regions of Brazil with an impact of US$1,071 million, resulting in an effective tax rate of 27.3%. The reconciliation from statutory tax rate to our effective tax rate is presented in note 8 to our consolidated financial statements.

net income AND LOSSES from continuing operations

For the reasons discussed above, our net income from continuing operations in 2023 was US$8,105 million, compared to US$16,810 million in 2022.

Income from discontinued operations

In 2023, we did not have a gain or loss from discontinued operations attributable to our shareholders of compared to a gain of US$2,060 million in 2022. For more information on our discontinued operations, see note 16 to our consolidated financial statements.

VALE ANNUAL REPORT FORM 20-F | 136

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

Our investment guidance for capital expenditures in 2024 and thereafter is approximately US$6.5 billion. A principal amount of US$657 million of our debt matures in 2024. We expect to incur a total amount of US$2,397 million relating to the remediation and compensation in connection with the Brumadinho dam collapse, de-characterization of dams and contributions to Fundação Renova in 2024 and after 2024 our aggregate expected expenses with provision is US$9,995 million. We have an aggregate principal amount of US$2,723 million debt maturing between 2025 and 2027, and US$8,924 million maturing after 2027. We expect that our existing cash and cash equivalents and our operating cash flows will be sufficient to satisfy our obligations due in 2024 and thereafter. We are constantly evaluating opportunities for additional cash generation. Finally, we are committed to continue the reduction in our costs and expenses, maintain our debt leverage and discipline in capital allocation.

Sources of funds

Our principal sources of funds are our operating cash flow and financing activities. The amount of operating cash flow is strongly affected by global prices for our products. In 2023, net cash flow generated by operating activities amounted to US$13,165 million, compared to US$11,485 million in 2022 due to (i) reduced income tax payment in 2023 (US$1,890 million in 2023, compared to US$4,637 million in 2022), in line with the reduction in net profit and (ii) US$567 million of cash received in the settlement of derivatives in 2023, compared to cash paid in the amount of US$83 million in 2022 in the settlement of derivatives. As of December 31, 2023, our cash, cash equivalents and short-term investments totaled US$3,660 million compared to US$4,797 million in 2022.

In 2023, we borrowed US$1,950 million, compared to US$1,275 million in 2022, including US$450 million in export financing agreements with commercial banks and US$1,500 million through the issuance of bonds in the international capital markets. In addition, we amended certain existing credit agreements in the total amount of US$2,095 million to replace Libor with SOFR and for a portion of those also to extend the maturity.

Uses of funds

Reparation Obligations

In 2023, we used a total amount of cash of US$1,829 million, compared to US$1,719 million in 2022, in matters related to the collapse of our dam in Brumadinho, of which US$1,004 million, compared to US$904 million in 2022 in connection with obligations assumed under settlement agreements, US$326 million, compared to US$189 million in 2022 in individual indemnification and other commitments and US$499 million, compared to US$626 million in 2022, was in relation to tailings management, communication, humanitarian assistance, payroll, legal services, water supply, among others. In 2023, we also used a total amount of cash of US$458 million in matters related to the de-characterization of dams, compared to US$349 million in 2022.

In 2023, we also used a total amount of cash of US$553 million in matters related to the collapse of Samarco’s dam, which has been mainly contributed to Fundação Renova to be used in the reparation programs in accordance with the Framework Agreement.

VALE ANNUAL REPORT FORM 20-F | 137

Liquidity and capital resources

Capital expenditures

Our capital expenditures in 2023 amounted to US$5.9 billion, compared to US$5.4 billion in 2022, including US$4.3 billion dedicated to sustaining our existing operations and US$1.7 billion for project execution (construction in progress), compared to US$3.9 billion and US$1.6 billion, respectively, in 2022.

Our investment guidance for capital expenditures in 2024 is approximately US$6.5 billion, to sustain our production, support our low-carbon agenda initiatives, and seize accretive growth opportunities.

The following table sets forth total expenditures in 2023 for our main investment projects and expenditures budgeted for those projects in 2024, together with estimated total expenditures for each project and the actual or estimated start-up date of each project as of December 31, 2023.

			Executed CAPEX		Expected CAPEX
Business area	Main projects(1)	Actual or Estimated start-up	2023(2)	Total executed(3)	2024(4)	Total expected(5)
			(US$ million)
Iron Ore Solutions	Gelado	2H22	50	391	37	428
Iron Ore Solutions	Briquetting Tubarão	1H24	133	240	27	256
Iron Ore Solutions	Northern System 240 Mt Program(6)	2H24	119	643	87	772
Iron Ore Solutions	Capanema Maximization	2H25	251	392	176	913
Iron Ore Solutions	Serra Sul +20 Program	2H25	437	915	460	1,548
Energy and Decarbonization	Sol do Cerrado	2H23	71	564	27	591
Energy Transition Metals: Copper	Salobo III	1H23	120	1,077	23	1,128
Energy Transition Metals: Nickel	VBME	2H24(7)	435	2,466	224	2,940(8)
Energy Transition Metals: Nickel	Onça Puma 2nd furnace	1H25	85	100	194	555

(1)	Projects approved by our Board of Directors.
(2)	Executed capital expenditures comprise the sum of cash outflows.
(3)	Total executed CAPEX through December 31, 2023, including capital expenditures in prior periods.
(4)	Figure presented corresponds to the investment guidance for capital expenditures in 2024 of approximately US$6.5 billion.
(5)	Estimated total capital expenditure cost for each project, including capital expenditures in prior periods. Total expected CAPEX includes expenses, in line with the budget approved by our Board of Directors, while these expenses are not included in the expected CAPEX for the year or in the total executed CAPEX figures.
(6)	The number presented includes the Northern System 240 Mt project, 240 Mtpa Porto, 240 Mtpa Ferrovia and +10 Mtpa.
(7)	In the second quarter of 2021, we started ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project. Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is expected to reach main production in the second half of 2024.
(8)	Total expected CAPEX was revised in February 2024, from previous US$ 2,690 million, mainly due to required changes to mine design.

Distributions and share buyback

Distributions. In 2023, we paid dividends and interest on shareholders’ equity in the total amount of US$5,554 million, of which US$3,744 million was based on the anticipation of the income for the year ended December 31, 2023. On February 22, 2024, the Board of Directors approved a dividend payment of US$2,364 million, which was paid on March 19, 2024.

VALE ANNUAL REPORT FORM 20-F | 138

Liquidity and capital resources

Share buyback. In 2023, we repurchased 184,697,102 shares at an average price of US$14.70 per share, including 89,558,750 through wholly owned subsidiaries and 95,138,352 directly by Vale S.A. The total amount acquired was US$2,714 million, of which US$1,314 million were acquired through wholly owned subsidiaries and US$1,400 million by Vale S.A.

Tax payments

We paid US$1,487 million in income tax in 2023, excluding the payments in connection with REFIS tax settlement, compared to US$4,274 million in income tax in 2022. In 2023, we paid a total of US$403 million, in connection with the REFIS, compared to US$363 million in the same period in 2022.

Liability Management

In 2023, we repaid US$500 million under our financing agreements through a cash repurchase of certain debt securities consummated in June 2023.

Debt

We monitor our net debt with the objective of ensuring the continuity of our business in the long term.

	December 31,
	2023	2022
	(US$ million)
Loans and borrowings	12,471	11,181
Leases	1,452	1,531
Gross debt	13,923	12,712
(-) Cash and cash equivalents	3,609	4,736
(-) Short term investments	51	61
(-) Net cash PTVI	703	-
Net debt	9,560	7,915

As of December 31, 2023, our total outstanding debt was US$12,471 million, including US$12,304 million of principal and US$167 million of accrued interest, compared to US$11,181 million as of December 31, 2022.

As of December 31, 2023, we had loans and borrowings amounting to US$910 million secured by fixed assets and the weighted average of the remaining term of our debt was 7.9 years, compared to 8.7 years in 2022.

As of December 31, 2023, our current loans and borrowings was US$824 million compared to US$307 million in 2022, including accrued interest.

Our major categories of long-term indebtedness are described below. The principal amounts shown below, excluding accrued interest.

•	U.S. dollar-denominated fixed rate notes as of December 31, 2023 was US$7,157 million compared to US$6,157 million as of December 31, 2022. We have issued in public offerings several series of fixed rate debt securities, directly by Vale and through our wholly owned finance subsidiary Vale Overseas Limited (debt securities guaranteed by Vale) totaling US$6,878 million, compared to US$5,878 million in 2022. Our subsidiary Vale Canada has outstanding fixed rate note in the amount of US$279 million as of December 31, 2023, compared to US$279 million as of December 31, 2022.
•	U.S. dollar-denominated loans and borrowings as of December 31, 2023 was US$4,445 million compared to US$4,266 million as of December 31, 2022. This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations.
•	Other debt as of December 31, 2023 was US$702 million compared to US$609 million as of December 31, 2022. We have outstanding debt, principally owed to BNDES, Brazilian commercial banks and holders of infrastructure debentures, denominated in Brazilian reais and other currencies.

As of December 31, 2023, we had two revolving credit facilities with syndicates of international banks, with maturities in 2024 and 2026. As of December 31, 2023, we had US$5 billion available under these two revolving credit lines which can be drawn by Vale, Vale Canada and Vale International. In February 2024, we extended the maturity of the revolving credit facility that matured in 2024 to 2029. The revolving credit lines, which are committed, allow more efficient cash management, consistent with our strategic focus on reducing cost of capital.

VALE ANNUAL REPORT FORM 20-F | 139

Liquidity and capital resources

Some of our long-term debt instruments contain financial covenants and most include cross acceleration provisions. 19.8% of the aggregate principal amount of our total debt require that we maintain, as of the end of each fiscal year, (i) a consolidated ratio of total debt to adjusted EBITDA for the past 12 months not exceeding 4.5 to one and (ii) a consolidated interest coverage ratio of at least 2.0 to one. These covenants appear in our financing agreements with BNDES, with other export and development agencies and with some other lenders. As of December 31, 2023, we were in compliance with our financial covenants.

As of December 31, 2023, the corporate financial guarantees we provided (within the limit of our direct or indirect interest) for certain associates and joint ventures totaled US$274 million, compared to US$1,522 million in 2022.

VALE ANNUAL REPORT FORM 20-F | 140

IV.	Share ownership and trading

Major shareholders

As of March 31, 2024, our corporate capital was composed of 4,539,007,580 common shares, including 12 golden shares held by the Brazilian government. The 12 golden shares have veto powers over certain actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities.

The following table sets forth information regarding ownership of our shares by the shareholders we know beneficially own more than 5% of our outstanding capital stock, and by our directors and executive officers as a group, as of March 31, 2024, unless otherwise indicated.

Shareholders	Common shares owned	% of class(5)
Caixa de Previdência dos Funcionários do Banco do Brasil (Previ)(1)	396,504,756	8.7
BlackRock, Inc.(2)	289,063,618	6.4
Mitsui & Co., Ltd.(3)	286,347,055	6.3
Board of directors and executive officers as a group(4)	2,273,237	0.1
(1)	Previ is a shareholder of Litel Participações S.A. (Litel) and Litela Participações S.A. (Litela), which were part of our former control group.
(2)	Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC on February 9, 2024.
(3)	Mitsui & Co. Ltd. (Mitsui) was part of our former control group.
(4)	Number of shares as of December 30, 2023.
(5)	All percentages are based on 4,539,007,580 common shares outstanding as of March 31, 2024. We held 258,676,398 shares in treasury as of March 31, 2024.

In October 2022, Cosan S.A. announced that it acquired 4.9% of our outstanding shares, and an option to acquire an additional 1.6%.

We were informed of the following significant changes in the percentage ownership held by our major shareholders during the past three years:

•	Litel, Litela and PREVI. In February 2021, Litela transferred to its shareholders as a result of a distribution of assets to its shareholders, 504,801,150 common shares, representing an aggregate of 9.8% of our outstanding share capital (based on a total outstanding share capital of 5,129,910,942 common shares outstanding as of January 31, 2021). As a result, Litela reduced its shareholding in Vale to 0.29%. In this distribution, PREVI received 406,981,677 common shares, increasing its interest to 10.2%. In 2022 and 2023, PREVI reduced its shareholding interest in Vale, and as of February 29, 2024, PREVI held 395,007,956 common shares, or 8.7%.
•	Bradespar. In January 2022, Bradespar S.A. (Bradespar) transferred to its shareholders, as a result of a capital reduction, 130,654,877 common shares. Consequently, Bradespar reduced its shareholding interest in Vale to 163,252,389 common shares, representing an aggregate of 3.3% of our outstanding share capital (based on a total outstanding share capital of 4,821,642,536 common shares outstanding as of January 31, 2022). From 2017 and 2020, Litel, Litela, Mitsui, Bradespar and BNDES Participações S.A. were parties to a shareholders agreement, pursuant to which they voted together on certain matters. Since 2020, there are no shareholders’ agreements filed at our headquarters and we no longer have a controlling shareholder.
•	Capital Research and Management Company. Capital World Investors reported 161,357,883 shares as of December 29, 2023, 294,061,122 shares as of December 30, 2022 and 360,598,669 shares as of December 31, 2021. Capital Research Global Investors reported 214,791,969 shares as of December 30, 2022 and 293,135,748 shares as of December 31, 2021. Capital International Investors reported 134,097,229 shares as of December 30, 2022 and 249,790,017 shares as of December 31, 2021.

VALE ANNUAL REPORT FORM 20-F | 141

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

•	Previ, a pension fund of the employees of Banco do Brasil S.A. (Banco do Brasil), owns 100% of the investment fund BB Carteira Ativa, which holds 80.62% of the common equity of Litela and Litel, which in turn hold together 10.3% of the common shares of Vale as of January 31, 2024. Banco do Brasil appoints three out of the six members of Previ’s senior management. An affiliate of Banco do Brasil is the manager of BB Carteira Ativa. Banco do Brasil is also a full-service financial institution, and Banco do Brasil and its affiliates have performed, and may perform in the future, investment banking, advisory or general financing and banking services for us and our affiliates, from time to time, in the ordinary course of business.
•	We have commercial relationships in the ordinary course of our business with Mitsui, a large Japanese conglomerate. Mitsui has direct investments in some of our subsidiaries, joint ventures and associated companies. Mitsui is also our joint venture partner at VLI.
•	We have commercial relationships in the ordinary course of our business with Cosan, a large Brazilian conglomerate. Cosan has investments in the Oil and Gas, Renewable Energy and Mining industries in Brazil.

•	Bradespar S.A. is controlled by a group of entities that also control Banco Bradesco S.A. (Bradesco). Bradesco and its affiliates are full-service financial institutions that have performed, and may perform in the future, investment banking, advisory or general financing and banking services for us and our affiliates, from time to time, in the ordinary course of business.

We have provided in the past, and may continue to provide, funding for Samarco and Fundação Renova. See and Prospects—Overview—Fundação Renova and Samarco Funding.

We have also entered into indemnification agreements with each of our directors and executive officers, in accordance with our Indemnity Policy, approved by our Board of Directors.

We have engaged, and expect to continue to engage, in arm’s length transactions with certain of our associates, joint ventures and other related parties. For information regarding investments in associate companies and joint ventures and for information regarding transactions with major related parties, see notes 15, 31 and 32(b) to our consolidated financial statements.

VALE ANNUAL REPORT FORM 20-F | 142

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

		Reais per share			U.S. dollars per share(1)	U.S. dollars total(1)
Year	Payment date	Dividends	Interest on equity	Total	Total	(US$ million)
2020	September 30, 2020	1.4	1.0	2.4	0.4	2,329
2021	March 15, 2021	3.4	0.8	4.2	0.8	3,972
	June 30, 2021	2.2	–	2.2	0.4	2,200
	September 30, 2021	8.2	–	8.2	1.5	7,644
2022	March 16, 2022	3.7	–	3.7	0.7	3,500
	September 1, 2022	2.0	1.5	3.5	0.6	3,000
2023	March 22, 2023	1.8	0.3	2.1	0.4	1,823
	September 01, 2023 December 01, 2023	– 1.6	1.9 0.8	1.9 2.4	0.4 0.5	1,744 2,000
2024	March 19, 2024	2.7	-	2.7	0.6	2,364
(1)	As approved by the Board of Directors.

VALE ANNUAL REPORT FORM 20-F | 143

Trading markets

Our publicly traded share capital consists of common shares, without par value. Our common shares are publicly traded in Brazil on the Novo Mercado segment of the São Paulo Stock Exchange (B3), under the ticker symbol VALE3. Our common shares are also traded on the LATIBEX, a non-regulated electronic market created in 1999 by the Madrid stock exchange in order to enable trading of Latin American equity securities, under the ticker symbols XVALO.

Our common ADSs, each representing one common share, are traded on the New York Stock Exchange (NYSE), under the ticker symbol VALE, level 2 ADS. Citibank N.A. serves as the depositary for the common ADSs. On December 31, 2023, there were 1,168,619,977 common ADSs outstanding, representing 25.75% of our total share capital.

VALE ANNUAL REPORT FORM 20-F | 144

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

The depositary reimburses us for certain expenses we incur in connection with the ADR program and other expenses, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. The depositary also agreed to make an additional reimbursement annually based on the issuance and cancellation fees, dividend fees and depositary service fees charged by the depositary to our ADS holders. For the year ended December 31, 2023, Citibank N.A. reimbursed us US$14 million, including US$5 million in dividend fees.

VALE ANNUAL REPORT FORM 20-F | 145

Purchases of equity securities by the issuer and affiliated purchasers

The table below sets forth the information of our share buyback programs in 2023. See note 30 to our consolidated financial statements for further information about our share buyback programs.

	Total number of common shares purchased(1)	Average price paid per common share (US$)	Total number of common shares purchased as part of publicly announced programs(2)(3)	Maximum number of shares that may yet be purchased under the programs
January 2023	32,844,259	17.5	32,844,259	288,528,664
February 2023	1,704,700	18.6	1,704,700	286,823,964
March 2023	9,989,612	15.5	9,989,612	276,834,352
April 2023	10,581,231	15.5	10,581,231	266,253,121
May 2023	57,805,306	13.9	57,805,306	208,447,815
June 2023	28,233,425	13.9	28,233,425	180,214,390
July 2023	25,989,646	13.4	25,989,646	154,224,744
August 2023	8,542,056	13.2	8,542,056	145,682,688
September 2023	6,006,867	13.9	6,006,867	139,675,821
December 2023	3,000,000	14.7	3,000,000	147,000,000
Total	184,697,102	14.7	184,697,102	147,000,000
(1)	Includes common shares represented by ADSs.
(2)	On April 27, 2022, our Board of Directors approved a share buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs, that ended on October 27 of 2023.

(3)	On October 28, 2023, our Board of Directors approved a share buyback program, limited to a maximum of 150,000,000 common shares or their respective ADRs, still ongoing.

Summary of purchases made by Vale S.A. and its wholly owned subsidiaries in 2023

Company	Quantity	Amount US$ million
Vale S.A.	95,138,352	1,400
Wholly owned subsidiaries	89,558,750	1,314
Total	184,697,102	2,714

VALE ANNUAL REPORT FORM 20-F | 146

V.	Management and employees

Management

BOARD OF DIRECTORS

Our Board of Directors sets general guidelines and policies for our business and monitors the implementation of those guidelines and policies by our executive officers.

•	Our bylaws provide for a Board of Directors consisting of 11 to 13 members, including one member of the Board of Directors directly elected by our employees, in a separate election. Our employees also elect an alternate for the director elected by them. In the event of any vacancy or impediment of a member of the Board of Directors, the remaining members may appoint a substitute member until the next general shareholders’ meeting.
•	Our shareholders vote to elect the members of our Board of Directors on an individual basis (as opposed to voting for a slate of candidates).
•	Our shareholders elect the chairperson and vice-chairperson of our Board of Directors directly.
•	We currently have seven independent members in our Board of Directors, out of a total of 12 members.
•	Our chief executive officer is not a member of our Board of Director.
•	Since 2023, the chairperson of the Board of Directors is not an independent member and, for this reason, the independent directors appointed a lead independent director (LID).
•	Under the rules of the Novo Mercado, to be considered independent, a director may not (i) be a controlling shareholder of Vale; (ii) have its vote subject to a shareholder’s agreement; (iii) be a relative, to the second degree, of any director or executive of Vale; or (iv) have been an employee or executive of Vale in the past three years. The Novo Mercado rules also provide for other situations that require a case-by-case analysis of the independence of a director. Since March 2021, our bylaws provide that, in addition to the Novo Mercado independence standards, to be considered independent, a director may not (i) hold more than 5% of our share capital or have any formal or declared relation with any shareholder holding more than 5% of our share capital; or (ii) have been a director of Vale for five or more consecutive or non-consecutive terms or for 10 or more consecutive or non-consecutive years. The current independent members of our Board of Directors are in compliance with the rules established by the Novo Mercado special segment of B3 and our bylaws.

The current members of the Board will hold office until the general shareholders’ meeting to be held in 2025. The Board of Directors holds regularly scheduled meetings at least eight times per year and holds additional meetings when called by the chairperson, vice-chairperson or one-third of the directors. Decisions of the Board of Directors require a quorum of a majority of the directors and are taken by majority vote.

In March 2024, our Board of Directors decided to extend the mandate of our CEO, Eduardo Bartolomeo, until the end of 2024 and to initiate a selection process for a new CEO, in accordance with our applicable policies. On March 11, 2024, an independent board member delivered a letter of resignation in which he expressed his concerns about the CEO succession process. Vale’s internal policies require that a new CEO be selected by our Board of Directors, with the support of the People and Compensation Committee (see Management and Employees— Management—Other Advisory Committees to the Board of Directors—People and Compensation Committee), from a list of three names recommended by an international search firm with recognized expertise in selecting global executives.

The following tables lists the current and alternate members of the Board of Directors.

VALE ANNUAL REPORT FORM 20-F | 147

Management

Director	Year first elected
Daniel André Stieler (chairperson)	2021
Marcelo Gasparino da Silva (vice-chairperson)(1)(2)	2019
Fernando Jorge Buso Gomes	2015
Manuel Lino Silva de Sousa Oliveira(1)(3)	2021
Rachel de Oliveira Maia(1)	2021
Douglas James Upton(1)	2023
João Luiz Fukunaga	2023
Luis Henrique Cals de Beauclair Guimarães(1)	2023
Paulo Cesar Hartung Gomes(1)	2023
Shunji Komai	2023
Vera Marie Inkster(1)	2023
André Viana Madeira(4)	2023
(1)	Independent directors.
(2)	Vice-chairperson since 2023.
(3)	Lead Independent Director.
(4)	Appointed by our employees.

Alternate Director	Year first elected
Wagner Vasconcelos Xavier(1)	2023
(1)	Appointed by our employees as alternate of André Viana Madeira.

Below is a summary of the business experience, activities, and areas of expertise of our current directors.

DANIEL ANDRÉ STIELER
ChairPERSON of the board of directors, CHAIRPERSON OF THE NOMINATION AND GOVERNANCE COMMITTEE AND MEMBER OF the Capital Allocation and Projects Committee
Born:	1965
First elected:	2021
Business experience:

President of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.

Member of the Board of Directors of Tupy S.A.

CEO, Chairperson of the Deliberative. Council and Member of the Fiscal Council of Economus Instituto de Seguridade Social.

Member of the Board of Directors of Alelo S.A.

Member of the Board of Directors of Livelo S.A.

Director of Controllership of Banco do Brasil S.A.

Member of the Finance Council of Eternit S.A.

Member of the Financial Institutions Accounting Affairs Committee at Febraban.

Member of the Deliberative Council of Associação Brasileira das Entidades Fechadas de Previdência Complementar – ABRAPP.

Member of the Deliberative Council of Universidade Corporativa da Previdência Complementar – UniAbraap.

Executive Manager of the Financial Disclosure department of Banco do Brasil S.A.

MARCELO GASPARINO DA SILVA
VICE-CHAIRPERSON (INDEPENDENT DIRECTOR) OF THE BOARD OF DIRECTORS, MEMBER OF THE NOMINATION AND GOVERNANCE COMMITTEE AND MEMBER OF THE PEOPLE AND COMPENSATION COMMITTEE
Born:	1971
First elected:	2020 (Alternate in 2019)

VALE ANNUAL REPORT FORM 20-F | 148

Management

Other current activities and director or officer positions:

Chairperson of the Health, Safety and Environment Committees and the Minorities Committee of Petrobras.

Member of the Audit Committee of companies of the Petrobras conglomerate.

Member of the Investment Committee and the People Committee of Petrobras.

Director and Vice President of the Strategy and Sustainability Committee of Centrais Elétricas Brasileiras S.A. – Eletrobras.

Business experience:

Member of Vale’s Capital Allocation and Projects Committee.

Chairperson of Vale’s Sustainability Committee.

Member of Vale’s former Operational Excellence and Risk Committee.

Director of Banco do Brasil.

Chairman of the Board of Directors of ETERNIT S.A.

Director of Companhia Energética de Minas Gerais – CEMIG.

Director and Member of the Fiscal Council of Petróleo Brasileiro S.A – Petrobras.

Professor at Fundação Escola de Governo ENA.

Director of Eletrobras.

Director of Kepler Weber S.A.

Director of Companhia Catarinense de Águas e Saneamento – CASAN.

Director of Centrais Elétricas Brasileiras de Santa Catarina – CELESC.

Director of GASMIG.

Member of the Fiscal Council of Braskem.

Director of AES Eletropaulo.

FERNANDO JORGE BUSO GOMES
Director AND member of the Capital Allocation and Projects Committee
Born:	1956
First elected:	2015
Other current activities and director or officer positions:	CEO, and Investor Relation Officer of Bradespar S.A. Investor Relations Officer of Millennium Security Holding Corp.
Business experience:

Member of Vale’s former Innovation Committee.

Vice-chairperson of Vale’s Board of Directors.

Chairperson of the Sustainability Committee.

Member of Vale’s People and Compensation Committee.

Chairperson of the Board of Directors of Bradespar S.A.

Director, Executive Officer, and CEO of 2B Capital S.A.

Vice-chairperson of Board of Directors, Director and Executive Officer of Valepar S.A.

Director of Investor Relations at Millennium Security Holdings Corp.

Member of Vale’s former Strategy Committee.

MANUEL LINO SILVA DE SOUSA OLIVEIRA
LEAD INDEPENDENT DIRECTOR (LID), member AND FINANCIAL Expert OF THE AUDIT AND RISKS COMMITTEE AND MEMBER OF THE CAPITAL ALLOCATION AND PROJECTS COMMITTEE
Born:	1952
First elected:	2021
Other current activities and director or officer positions:	Chairperson of the Board of Directors of Jubilee Metals Group PLC.

VALE ANNUAL REPORT FORM 20-F | 149

Management

Business experience:

Member of Vale’s People and Compensation Committee.

Senior Independent Member of the Board of Directors of Polymetal International PLC.

Senior Independent Member of the Board of Directors of Antofagasta PLC.

Senior Non-Executive Independent Member of the Board of Directors Blackrock World Mining Investment Trust PLC.

RACHEL DE OLIVEIRA MAIA
INDEPENDENT DIRECTOR, CHAIRPERSON OF THE SUSTAINABILITY COMMITTEE AND MEMBER OF THE NOMINATION AND GOVERNANCE COMMITTEE
Born:	1971
First elected:	2021
Other current activities and director or officer positions:

Independent Member of Sustainability Committee, Audit Committee and Pessoas, Remuneração e Eligibilidade Committee of Banco do Brasil.

Founder and CEO of RM Consulting.

Founder of the non-profit organization Instituto Capacita-ME.

Member of the Grupo Mulheres do Brasil.

Member of the Social and Economic Committee of the Conselho de Desenvolvimento.

Chairperson of Board of Directors and Ambassador of SDG 5 (Gender Equality).

Business experience:

Member of Vale’s Audit and Risks Committee.

Independent Director of CVC Corp.

Independent Director of Grupo Soma.

Counsel for Diversity and Inclusion of Carrefour.

Management Advisor of SumUp.

Chairperson of Consultant Council of UNICEF.

Member of General Board of the Danish Consulate.

Member of Danish Chamber of Commerce.

CEO of Lacoste S.A. (Brasil).

Member of the Committee of the President of the American Chamber of Commerce (AmCham).

General Director of Pandora Brasil.

Member of the Instituto para o Desenvolvimento do Varejo.

Director of the Americas of the Executive Leadership Group (ELG).

CFO of Tiffany & Co. Brasil.

DOUGLAS JAMES UPTON
INDEPENDENT DIRECTOR
Born:	1960
First elected:	2023
Other current activities and director or officer positions:	Member of the Board of Directors of Vale Base Metals Limited.
Business experience:	Partner at The Capital Research Company – The Capital Group, Inc.
JOÃO LUIZ FUKUNAGA
DIRECTOR, CHAIRPERSON OF THE PEOPLE AND COMPENSATION COMMITTEE AND MEMBER OF THE SUSTAINABILITY COMMITTEE
Born:	1983

VALE ANNUAL REPORT FORM 20-F | 150

Management

First elected:	2023
Other current activities and director or officer positions:	President of PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil.
Business experience:	Union Auditor of the Bank Workers Union of São Paulo. Director and National Coordinator of the Negotiation Commission of Banco do Brasil Employees.
LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES
INDEPENDENT DIRECTOR, CHAIRPERSON OF the Capital Allocation and Projects Committee AND MEMBER OF THE PEOPLE AND COMPENSATION COMMITTEE
Born:	1966
First elected:	2023
Other current activities and director or officer positions:	Director of Cosan S.A. Director of Cosan Luber Invested Limited.
Business experience:

CEO and Director of Cosan S.A.

CEO and Director of Raízen S.A.

CEO and Director of Raízen Energia S.A.

CEO of Associação Brasileira de Companhias Abertas (ABRASCA).

Director of Radar Propriedades Agrícolas S.A.

Director of Radar II Propriedades Agrícolas S.A.

Director of Janus Brasil Participações S.A.

Director of Tellus Brasil Participações S.A.

Director of Duguetiapar Empreendimentos e Participações S.A

Director of Gamiovapar Empreendimentos e Participações S.A.

Director of Rede Integrada de Lojas de Conveniência e Proximidade S.A.

Vice-chairperson of the Board of Directors of Rumo S.A.

Director of Compass Gás e Energia S.A.

Director of Companhia de Gás de São Paulo – Comgás.

Director of Cosan Luber Invested Limited.

Director of Cosan Lubrificantes e Especialidades S.A.

Director of Logum Logística S.A.

PAULO CESAR HARTUNG GOMES
INDEPENDENT DIRECTOR, MEMBER Of THE SUSTAINABILITY COMMITTEE AND MEMBER OF THE audit and risks COMMITTEE
Born:	1957
First elected:	2023
Other current activities and director or officer positions:	CEO of Ibá – Indústria Brasileira de Árvores.
Business experience:

Member of Vale’s former Innovation Committee.

Board Member at RenovaBR, political renewal initiative.

Board Member at the Institute for Health Studies.

Board Member at the Brazilian Center for International Relations (CEBRI).

Board Member at Unimed Participações.

Board Member at EDP Brasil.

Board Member at Veracel Celulose.

VALE ANNUAL REPORT FORM 20-F | 151

Management

SHUNJI KOMAI

DIRECTOR, MEMBER OF THE PEOPLE AND COMPENSATION COMMITTEE AND MEMBER OF THE capital allocation and projects COMMITTEE
Born:	1971
First elected:	2023
Other current activities and director or officer positions:	Chief Senior Officer, Vale Business, Mineral & Resource Business Unit of Mitsui & CO., Ltd.. Vice-President of Mitsui & CO. (Brazil) S.A.
Business experience:

Member of Vale’s former Innovation Committee.

CEO and President of the mineral resources development company Mitsui & Co. Mineral Resources Development (Asia) Corp.

Deputy General Manager of the New Metals and Aluminum division of Mitsui & Co. Ltd.

Director and General Manager of Governance and Integrity at Vale Mozambique.

General Manager of the Brazil Business Department of the Iron Ore Division of Mitsui & Co. Ltd.

Deputy General Manager of New Metals and Aluminum division at Mitsui & Co Ltd.

VERA MARIE INKSTER
INDEPENDENT DIRECTOR, CHAIRperson of the audit and risks committee AND MEMBER OF THE CAPITAL ALLOCATION AND PROJECTS COMMITTEE
Born:	1971
First elected:	2023
Other current activities and director or officer positions:	Independent Director, Chairperson of the Audit Committee and member of the Compensation Committee at Lucara Diamond Corp.
Business experience:	Member of Vale’s Nomination and Governance Committee. Chairperson and Director of International Zinc Association.
ANDRÉ VIANA MADEIRA
DIRECTOR (EMPLOYEE REPRESENTATIVE MEMBER) and MEMBER OF THE SUSTAINABILITY COMMITTEE
Born:	1985
First elected:	2023
Business experience:	Alternate Member of Vale’s Board of Directors. Member of Vale’s former Innovation Committee. Member of Vale’s Operational Excellence and Risk Committee. Member of the PASA/AMS Deliberative Council.

EXECUTIVE COMMITTEE

Our Chief Executive Officer and Executive Vice-Presidents are our executive officers and are responsible for day-to-day operations and the implementation of the general policies and guidelines set forth by our Board of Directors. Our bylaws provide for a minimum of six and a maximum of eleven executive officers. The executive officers hold weekly meetings and hold additional meetings when called by any executive officer. The executive officers are appointed and may be removed by our Board of Directors at any time. Our executive officers are appointed for three-year terms and can be reelected.

In December 2022, we implemented a new configuration for our Executive Committee (formerly named Board of Executive Officers), including a redesign of the attributions and responsibilities among the executive officers to accelerate the achievement of our strategic objectives. The following table lists our current executive officers.

VALE ANNUAL REPORT FORM 20-F | 152

Management

Officer	Year of appointment	Position
Eduardo de Salles Bartolomeo	2019	Chief Executive Officer
Gustavo Duarte Pimenta	2021	Executive Vice-President, Finance and Investor Relations
Alexandre Silva D’Ambrósio	2021	Executive Vice-President, Corporate and External Affairs
Alexandre Gomes Pereira	2017	Executive Vice-President, Projects
Carlos Henrique Senna Medeiros	2019	Executive Vice-President, Operations
Marcello Magistrini Spinelli	2019	Executive Vice-President, Iron Ore Solutions
Maria Luiza de Oliveira Pinto e Paiva	2021	Executive Vice-President, Sustainability
Marina Barrenne de Artagão Quental	2021	Executive Vice-President, People
Rafael Jabur Bittar	2022	Executive Vice-President, Technical

Below is a summary of the business experience, activities and areas of expertise of our current executive officers.

EDUARDO DE SALLES BARTOLOMEO
Chief Executive Officer
Born:	1964
Appointed:	2019
Other current activities and director or officer positions:	Member of the Board of Directors of Vale Base Metals Limited.
Business experience:

Chairman of the Board of Directors of Login Logística Intermodal.

Executive Officer for Base Metals of Vale Canada.

Director of Vale.

CEO of Nova Transportadora do Sudeste.

CEO of BHG—Brazilian Hospitality Group.

Various positions at Vale, including Head of Logistical Operations.

Gustavo Duarte Pimenta
Executive Vice-President, Finance and Investor Relations
Born:	1978
Appointed:	2021
Other current activities and director or officer positions:	Member of the Board of Directors of Vale Base Metals Limited.
Business experience:	CFO of The AES Corporation. CFO of AES Mexico, Central America & Caribbean. VP Strategy and M&A of Citibank.
Alexandre SILVA D’AMBRÓSIO
Executive Vice-President, CORPORATE AND EXTERNAL AFFAIRS
Born:	1962
Appointed:	2021

VALE ANNUAL REPORT FORM 20-F | 153

Management

Other current activities and director or officer positions:	Executive Officer at Vale International S.A.
Business experience:

Executive Officer Legal & Taxes of Vale.

General Counsel of Vale.

Executive Vice-President of Banco Santander S.A.

General Counsel and Global Vice-President of Grupo Votorantim.

Member of the Board of Commissioners of PT Vale Indonesia.

Alexandre Gomes Pereira
Executive Vice-President, PROJECTS
Born:	1969
Appointed:	2017
Business experience:

Executive Officer for Global Business Solutions of Vale.

Senior Vice-President and Global Chief Information Officer of Vale based in Canada.

Global IT Services Director of Vale.

Global Chief Information Officer, Energy Transition Metals, of Vale Canada Limited.

Carlos Henrique Senna Medeiros
Executive Vice-President, OPERATIONS
Born:	1963
Appointed:	2019
Business experience:	Executive Officer for Safety and Operational Excellence of Vale. Executive President for North and Central America of Ball Corporation.
Marcello Magistrini Spinelli
Executive Vice-President, IRON ORE SOLUTIONS
Born:	1973
Appointed:	2019
Other current activities and director or officer positions:	Member of the Board of Directors of Vale International S.A.
Business experience:

Executive Officer for Iron Ore of Vale.

CEO of VLI Logística S.A.

CEO of Ferrovia Centro Atlântica.

Director of Ferrovia Norte e Sul.

Officer for Logistics of VLI Multimodal S.A.

Officer for Logistics of VLI Operações Ferroviárias Independentes.

MARIA LUIZA DE OLIVEIRA PINTO E PAIVA
Executive Vice-President, SUSTAINABILITY
Born:	1963
Appointed:	2021

VALE ANNUAL REPORT FORM 20-F | 154

Management

Business experience:	Executive Officer for Sustainability of Suzano S.A. Executive Officer for Communication, Sustainability and Government Relations of Fibria S.A.
Marina Barrenne de Artagão QUENTAL
Executive Vice-President, People
Born:	1964
Appointed:	2021
Other current activities and director or officer positions:	Member of the Board of Directors of Vale Base Metals Limited.
Business experience:

Officer for People at Vale.

Vice-President for Human Resources at Raízen Energia S.A.

President of Raízen Foundation.

Human Resource director of Shell Brasil.

Member of Deliberative Board of the Rio de Janeiro Sectional of the Brazilian Association of Human Resources.

rafael jabur bittar
Executive Vice-President, technical
Born:	1980
Appointed:	2022
Business experience:	Geotechnical Officer at Vale. Senior Global Director (Tailings and Waste Management) at Yamana Gold.

AUDIT and risks COMMITTEE

On March 11, 2020, our Board of Directors established an audit committee in accordance with the governance rules of Novo Mercado segment of B3.

Under our bylaws and internal rules, the Audit and Risks Committee shall have three to five members. The terms of the members of the Audit and Risks Committee expire at the end of the term of the members of the Board of Directors, upon removal approved by the Board of Directors or resignation. In addition, pursuant to our bylaws and the Audit Risks and Committee’s internal rules: (i) all members of the Audit and Risks Committee must be independent members of our Board of Directors, as provided by the Regulations of the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão (Novo Mercado Regulations), and (ii) at least one member of the Audit and Risks Committee must have demonstrated experience in corporate accounting matters pursuant to the requirements of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), as per the regulations applicable, and such member shall be appointed as “Financial Expert” upon his/her nomination. All members of our Audit and Risks Committee are appointed by the Board of Directors. For more information, see Risk Management—Risk Governance Structure—Audit and Risks Committee.

We are subject to Rule 10A-3 under the Exchange Act, which requires, absent an exemption, that a listed company maintain an Audit and Risks Committee composed of members of the Board of Directors that meet specified requirements. Our Audit and Risks Committee is comprised only by independent members of the Board of Directors and complies with Rule 10A-3.

VALE ANNUAL REPORT FORM 20-F | 155

Management

The following table lists the current members of the Audit and Risks Committee:

Member	Year first elected
Vera Marie Inkster(1)	2023
Manuel Lino Silva de Sousa Oliveira(2)	2021
Paulo Cesar Hartung Gomes	2024
(1)	Chairperson
(2)	Financial Expert

For a summary of the business experience, activities and areas of expertise of the members of our Audit and Risks committee please see summary under “Board of Directors.”

OTHER ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS

Our bylaws provide five permanent advisory committees to the Board of Directors, each governed by its own internal rules: the Audit and Risks Committee, the Capital Allocation and Projects Committee, the People and Compensation Committee, the Sustainability Committee and the Nomination and Governance Committee. In April 2024, the Board of Directors decided to discontinue the Innovation Committee, which was a non-permanent and non-statutory committee, and the new composition of the advisory committees. Additional committees may be created by the Board of Directors, at their discretion.

Audit and Risks Committee. For further information on our Audit and Risks Committee, see Audit and Risks Committee in this section.

Capital Allocation and Projects Committee. Responsible for advising the Board of Directors on matters related to long-term capital allocation strategies, including investments and disinvestment projects; guidelines on the remuneration of shareholders, capital structure strategy and financial guidelines; our funding and indebtedness strategy; guidelines for implementation, management and monitoring the capital and investment projects portfolio; annual and multiannual budget, among other matters. Its current members are Luis Henrique Cals de Beauclair Guimarães (Chairperson), Daniel André Stieler, Fernando Jorge Buso Gomes, Manuel Lino Silva de Sousa Oliveira, Shunji Komai and Vera Marie Inkster.

People and Compensation Committee. Responsible for assisting the Board in long-term strategies concerning people; recommending and monitoring the implementation of the guidelines to foster initiatives related to organizational culture, specifically as it refers to diversity, equity and inclusion and people health and safety; defining performance assessment goals for the Executive Committee and other officers directly reporting to the CEO; nominating the CEO, and recommending the succession plan for the Executive Committee and other officers directly reporting to the CEO, including their successors, among other responsibilities. Its current members are João Luiz Fukunaga (Chairperson), Luis Henrique Cals de Beauclair Guimarães, Marcelo Gasparino da Silva and Shunji Komai.

Sustainability Committee. Responsible for advising on the sustainability strategy and the integration thereof into our strategic planning, aiming the creation of value, competitivity, and socio-economic and environmental sustainability; our corporate sustainability policies related to safety, environment, health, education and relationship with communities, indigenous peoples and other stakeholders, human rights, communication and institutional relations; the direction of our strategic sustainability indicators and the communication and disclosure thereof, also through our Integrated Report; the guidelines for our adhesion to or permanence in initiatives, technical standards or agreements, in the domestic or international sphere, regarding sustainability matters, that may be under competence of the Board of Directors; guidelines for long-term social and environmental commitments that are under the competence of the Board of Directors; among other responsibilities. Its current members are Rachel de Oliveira Maia (Chairperson), André Viana Madeira, João Luiz Fukunaga and Paulo Cesar Hartung Gomes.

VALE ANNUAL REPORT FORM 20-F | 156

Management

Nomination and Governance Committee. Responsible for assessing and recommending our internal policies and norms regarding the nomination of members of the Board of Directors, Advisory Committees and the CEO, in compliance with the applicable legal requirements and best corporate governance practices; evolution and continuous improvement of our corporate governance practices, also regarding the structure, duties, size and composition of the Board of Directors and the Advisory Committees, aiming at a balance of experiences, knowledge and diversity in the profile of its members; the strategy and guidelines for our corporate governance documents, including Corporate Policies, Bylaws, Code of Conduct and the Internal Regulations of the Advisory Committees and the Board of Directors, among other matters. Its current members are Daniel André Stieler (Chairperson), Marcelo Gasparino da Silva and Rachel de Oliveira Maia.

FISCAL COUNCIL

We have a Fiscal Council established in accordance with Brazilian law. The primary responsibilities of the Fiscal Council under Brazilian corporate law are to supervise management’s activities, review the company’s consolidated financial statements, and report its findings to the shareholders.

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

Members of the Fiscal Council are elected by our shareholders for one-year terms. The current members of the Fiscal Council and their respective alternates were elected on April 28, 2023, except for the member appointed by the holder of our golden shares, who was elected at the Extraordinary Shareholder’s meeting of September 22, 2023. The terms of the members of the Fiscal Council expire at the next annual shareholders’ meeting following election. Our Fiscal Council shall be composed of three to five members. The holders of our golden shares are entitled to appoint one member.

The following table lists the current and alternate members of the Fiscal Council.

Current member	Year first elected	Alternate	Year first elected
Márcio de Souza (1)(2)	2022	Ana Maria Loureiro Recart (2)	2023
Heloísa Belotti Bedicks(2)	2022	Jandaraci Ferreira de Araujo(2)	2022
Paulo Clovis Ayres Filho(2)	2023	Guilherme José de Vasconcelos Cerqueira(2)	2023
Raphael Manhães Martins(2)	2015	Adriana de Andrade Solé(2)	2021
Dario Carnevalli Durigan(3)	2023	Adriano Pereira de Paula(4)	2022
(1)	Chairperson.
(2)	Appointed by shareholders of common shares.
(3)	Appointed by the holder of golden shares. Elected at the Extraordinary Shareholder’s meeting of September 22, 2023.
(4)	Appointed by the holder of golden shares

VALE ANNUAL REPORT FORM 20-F | 157

Management

Below is a summary of the business experience, activities and areas of expertise of the members of our Fiscal Council.

MÁRCIO DE SOUZA
Born:	1966
Appointed:	2022
Other current activities and director or officer positions:	Management Director at Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI. Director and Member of the Compensation and Succession Committee of Neoenergia.
Business experience:	Director and Member of the Audit, Ethics and Risks Committee of Embraer. Executive Manager at PREVI.
Heloísa Belotti Bedicks
Born:	1960
Appointed:	2022
Other current activities and director or officer positions:	Member of the Audit Committee of Brasilseg. Director of the MAPFRE Group.
Business experience:

Director of BNDES.

Member of the Fiscal Council of Braskem.

Member of the Fiscal Council of Fundação Boticário.

General Director of IBGC.

Director ACAF.

Member of the ICGN Council.

President of ICGLA.

Director of MAPFRE.

Member of the Advisory Board of the Ethical Fund of ABN AMRO Asset Management.

Member of the Advisory Board of the Center for Sustainability Studies at the Getúlio Vargas Foundation.

Member of the Advisory Board of the BMF&Bovespa's Corporate Sustainability Index (ISE).

Paulo Clovis Ayres Filho
Born:	1959
Appointed:	2023
Other current activities and director or officer positions:	Independent Alternate Member of the Fiscal Council of Rumo S.A. (since April 2023).
Business experience:	Executive at British American Tabacco (Souza Cruz).
RAPHAEL MANHÃES MARTINS
Born:	1983
Appointed:	2015

VALE ANNUAL REPORT FORM 20-F | 158

Management

Other current activities and director or officer positions:	Attorney for Faoro Advogados. Director of OI S.A. – Em Recuperação Judicial. Member of the Fiscal Council of COPEL. Member of the Fiscal Council of Bradespar S.A.
Business experience:

Director and Member of the Fiscal Council of companies of Grupo Light S.A.

Member of the Fiscal Council of OI S.A. – Em Recuperação Judicial.

Director of Eternit S.A.

Member of the Fiscal Council of Cielo S.A. – Instituição de Pagamento.

Member of the Fiscal Council of companies of the JHSF Participações S.A. Group.

Dario Carnevalli Durigan
Born:	1984
Appointed:	2023
Other current activities and director or officer positions:	Executive Secretary of the Ministry of Finance (since June/2023). Member of the Board of Directors of Banco do Brasil S.A. (since August/2023).
Business experience:	Director of Public Policies at Whatsapp (2020 to 2023). Legal Consultant of the Union in São Paulo – Federal Attorney (2017 to 2019).

VALE ANNUAL REPORT FORM 20-F | 159

Management compensation

Under our bylaws, our shareholders are responsible for establishing annually the aggregate compensation for the Board of Directors, Executive Committee, Fiscal Council and Board Committees members. Once the total compensation has been approved at the annual shareholders’ meeting, the Board of Directors, with the support of both the Nomination and Governance Committee (CIG) and the People and Compensation Committee (CPR), as applicable, allocates the compensation to each member of the Board of Directors, Executive Committee, Fiscal Council and Board Committees individually. Compensation proposals and policies are prepared with the support of the People and Compensation Committee, which makes recommendations to our Board of Directors regarding the annual global compensation of the executive officers.

As a global company, we require management with a deep knowledge of our business and market and unlimited dedication. Attracting and retaining talent, and engaging and motivating the professionals holding strategic positions, especially our executive officers, is critical for our success.

Our executive compensation proposals are based on the best practices of the global mining companies and large global companies in other similar industries. Our policies for the Executive Committee members consider, for example, short and long variable compensation plans with impact on the financial, security, risks and sustainability KPIs, Stock Ownership Guidelines rules, annual individual performance evaluation process, Malus clause and Clawback clause and Policy.

Additionally, several other factors are considered in the determination of executive compensation, such as the directors’ and officers’ responsibilities, time devoted to their duties, professional competence and reputation, local market practices (in the places we operate) and the alignment of short- and long-term strategies, shareholder returns and the sustainability of the business.

Over the last few years, we have made relevant and significant improvements to our practices with respect to top executives' compensation. These include increasing the importance of ESG factors, reviewing the peer group for total shareholder return (TSR), introducing virtual dividend payments, incorporating the impact of the return on invested capital (ROIC) metric, adjusting the compensation mix with a focus on the long-term incentive (LTI) portion and other evolutions to align more closely with international market practices and the interests of shareholders. These changes aim to create long-term value and sustainable results.

EXECUTIVE COMMITTEE

2023 Compensation Reporting

As of December 31, 2023, we had nine executive officers: the Chief Executive Officer and eight Executive Vice-Presidents. For the year ended December 31, 2023, including severance payments made to former executive officers, the average annual compensation to our executive officers was R$18.64 million, the highest annual compensation to an executive officer was R$52.68 million and the lowest annual compensation was R$6.96 million, all values without taxes. The average annual compensation corresponds to the total aggregate compensation to executives in 2023, divided by the monthly average number of active officers that received compensation during the year 2023, which was 9.06.

For the year ended December 31, 2023, the total compensation related to executive officers’ packages is set forth in the table below.

VALE ANNUAL REPORT FORM 20-F | 160

Management compensation

For the year ended December 31, 2023
(R$ million)
Annual fixed compensation	30.4
In-kind benefits and pension plans	7.4
Variable compensation	120.4
Other expenses(1)	0.8
Total amount recognized in 2023 to active executive officers	158.9
Severance	10.0
Total amount recognized in 2023 to active and former executive officers	168.9
(1)	Additional compensation (spot payments) related to attraction, retention and incentives for deliveries and initiatives relevant to the company, according to Vale’s Executive Compensation Policy

Principles and components of executive’s compensation policy

The executive compensation is based on the principles below:

•	Align executives’ priorities and efforts with shareholders’ vision, constantly striving for balance in stakeholder relations;
•	Leverage and reward value creation and sustainable results, with a long-term perspective, considering our vision to lead the transition to a low carbon economy, generating social progress and respect for the environment;
•	Strengthen meritocracy and other forms of performance enhancement, balanced with good management and mitigation of business risks;
•	Align our compensation practices to international governances’ practices;
•	Promote clarity and simplicity; and
•	Provide competitive compensation to attract and retain highly skilled executives in the global talent market under appropriate compensation levels pursuant to market practices.

The total compensation for executives is composed by (i) Fixed Compensation, (ii) Short-Term Incentive - Bonus, (iii) Long-Term Incentives – Restricted Share Units (RSU) Matching program and Performance Share Unit program (PSU) and (iv) Private Pension and Benefits standards based on the local market. Additionally, the executives may be individually entitled to additional compensation pursuant to exceptional arrangements approved by the Board of Directors.

The executive’s compensation also includes a severance package to be paid after contract termination.

Fixed compensation

Fixed compensation and in-kind benefits include a base salary in cash, paid on a monthly basis, private pension plans contributions, health care, relocation expenses, meal allowance, life insurance, driver and car expenses.

Variable compensation - Short and Long-Terms Incentives

Variable compensation consists of: (i) Short-Term Incentive – Bonus, based on specific goals for each executive officer and collective goals, all approved by our Board of Directors, and (ii) payments tied to the performance of our shares under two Long-Term Incentives programs, the RSU Matching program and the PSU program.

Short-Term Incentive - Bonus:

•	The short-term variable compensation component is based on collective goals and specific goals for each executive, considering economic and financial goals that reflect operating performance, as well as ESG-driven performance goals, directly related to health, safety, risk management and sustainability targets, and other goals related to strategic initiatives such as cultural transformation.
•	In the last years, short-term compensation, besides being in line with our ambition to be a leader in low-carbon mining, has included a Risk Management element for all executives and employees, directly connecting it to our goals associated with Health, Safety, Sustainability and Risk Management.

VALE ANNUAL REPORT FORM 20-F | 161

Management compensation

•	In 2021, collective goals of Productivity, Vale Production System (VPS) and Cultural Transformation were extended to executives and all senior leadership. Executives working for Security and Risk areas no longer have financial goals, in order to increase focus on health and safety initiatives.
•	In 2022, we sought to encourage mutual collaboration based on the key behavior “Sense of ownership”, through a model with more relevance in collective goals, related to financial and non-financial indicators, including ESG themes.
•	For 2023, we included goals related to capital allocation, safety events related to processes, black people in leadership position and volume guidance besides keeping the cost indicator, among others that make alignment with Vale's ambitions.

Long-Term Incentive – RSU Matching:

•	Matching is a program that seeks to retain talents, acts as a lever for executives' shareholding position and encourages the feeling of ownership.
•	Under the program, the Executive Committee shall purchase in the market and/or use their own vested shares to accumulate a specific number of shares/ADRs. At the end of a three-year cycle, participants who continue to hold shares/ADRs are entitled to receive a reward in at least the same number of shares/ADRs they hold since the beginning.
•	Participation is mandatory for the Executive Committee in the years in which we pay a certain level of cash bonuses. They cannot sell or transfer their shares or ADRs at any time during the vesting period and must observe the Securities Trading Policy in order to sell or transfer Matching program shares after the vesting period.
•	The program also includes the payment, during the cycle, of “virtual dividends” of the same net value per share that is distributed to shareholders upon payment of dividends and interest on equity.

Long-Term Incentive – PSU:

•	PSU is a program that seeks to align senior management priorities with the shareholders' vision, encourage performance and reinforce a long-term culture, with sustainable development indicators.
•	Under the 2023 cycle, the executive officers receive payments tied to our performance, based on: (1) our Total Shareholder Return (TSR) indicator compared to a preselected group of global companies, during the three-year cliff vesting period and (2) the achievement of long-term ESG targets related to health & safety and sustainability metrics.
•	For cycles starting from 2021, PSU is rewarded in shares/ADRs (instead of payment in cash linked to the share price) and including the payment, at the end of each cycle, of “virtual dividends” of the same net value per share that is distributed to shareholders upon payment of dividends/interest on shareholder’s equity to the market during the cycles, conditioned to the program performance.
•	For cycles starting from 2022, we increased our focus on ESG metrics, changed the weight of this KPI from 20% to 25%.
•	For cycles starting from 2023, we revised the relative TSR peer group, adjusting the reward curve and excluding the payment trigger.
•	For cycles starting from 2024, the ROIC metric (return on invested capital) will be included.

Other Practices:

•	Since 2019, a stock ownership guidelines (SOG) requisite has been introduced, requiring executives to accumulate (through the share-based compensation programs) and maintain ownership of our shares, in an amount equivalent to at least 36 times the monthly fixed compensation for the CEO and 24 times the monthly fixed compensation for other executive officers.
•	We also have “Malus” and “Clawback” clauses, according to which the Board of Directors may suspend or request the return of payment of short or long-term variable installments, in the event of exceptionally serious events.

VALE ANNUAL REPORT FORM 20-F | 162

Management compensation

•	In November 2023, in accordance with the NYSE rules, our Board of Directors approved our Clawback Policy. See Exhibit 97 to this annual report.

As such, a large portion of the executive compensation package is at risk, and the mix offered can vary according to the performance achieved and the return to our shareholders (pay-for-performance) in each year.

Severance package

Our severance packages for qualified terminations may comprise: (i) a lump-sum severance payment, that may vary up to one-half the annual fixed compensation for executive officers and up to the annual fixed compensation for the CEO, paid shortly after the termination date; (ii) a potential non-compete agreement compensation, that may vary up to the annual fixed compensation, to be paid in equal quarterly installments after termination; (iii) payment of any long-term variable compensation grants (RSU Matching and PSU programs), pro-rata considering the time worked in each cycle; and (iv) payment of short-term incentive plan (bonus), to be paid in April following the termination date pro-rata by the time worked during the year.

Other benefits and payments

Pension, retirement or similar benefits consist of our contributions to Valia, the manager of the pension plans sponsored by us. Social security contributions are mandatory contributions we are required to make to the Brazilian government for our executive officers.

BOARD OF DIRECTORS

As of December 31, 2023, our Board of Directors had thirteen members and one alternate. For the year ended December 31, 2023, the average annual compensation paid to the members of our Board of Directors was R$1.6 million, the highest annual compensation paid to a member of the Board of Directors was R$2.75 million and the lowest annual compensation was R$0.9 million. The monthly average number of members that received compensation during 2023 was 13.2.

In 2023, we paid R$21.1 million in aggregate to the members of our Board of Directors for services in all capacities, all of which was fixed compensation. We reimburse the members of our Board of Directors for travel expenses related to the performance of their functions.

As of December 31, 2023, the total number of common shares owned by our Board of Directors was 98,797 and by executive officers was 2,174,440. None of our directors or executive officers beneficially owns 1% or more of any class of our shares.

FISCAL COUNCIL

As of December 31, 2023, our Fiscal Council had five effective members and five alternate members. We paid an aggregate of R$1.7 million to members of the Fiscal Council in 2023. We reimburse the members of the Fiscal Council for travel expenses related to the performance of their functions.

BOARD COMMITTEES

We paid an aggregate of R$4.1 million to members of our permanent advisory committees in 2023. Since 2023, all committee members are also members of our Board of Directors who are entitled to receive, in addition to the compensation as a board member, compensation for participating in one or more committees.

The compensation amounts described above do not include social security taxes.

VALE ANNUAL REPORT FORM 20-F | 163

Employees

The following tables set forth the number of our employees (total, by groups based on the activity performed and by geographic location) as of the dates indicated.

	As of December 31,
By business	2023	2022	2021
Iron Ore Solutions	43,090	41,816	44,235
Energy Transition Metals	15,606	13,318	12,903
Corporate Activities	8,111	9,382	9,636
Coal(1)	-	-	5,492
Total	66,807	64,516	72,266
(1)	Discontinued operations.

	As of December 31,
By location	2023(1)	2022(1)	2021(1)
Brazil	55,247	53,341	55,067
North America	6,813	6,565	6,448
Asia	4,416	4,287	4,382
Europe	277	270	279
South America (except Brazil)	41	41	153
Oceania	13	12	10
Africa	-	-	5,927
Total	66,807	64,516	72,266
(1)	Since January 2017, we include in our total workforce figures all fixed-term contract employees, trainees and employees hired through our affirmative action program for Persons with Disabilities.

We negotiate wages and benefits with a large number of unions worldwide that represent our employees. We have collective agreements with unionized employees at our operations in Brazil, Canada, Indonesia, UK, and Oman.

The total number of third-party employees as of December 31, 2023 was 106,533, reflecting our new classification of third-party employees, which takes into account the total number of mobilized third-party individuals who access Vale's units.

VALE ANNUAL REPORT FORM 20-F | 164

Employees

WAGES AND BENEFITS

Wages and benefits for Vale and its subsidiaries are generally established on a company-by-company basis. Our benefits policy is aligned with our attraction and retention strategy, in accordance with applicable laws and market practice in the countries where we operate.

We provide a benefits package aimed at ensuring health, wellness, protection and quality of life through the following benefits: private medical and dental insurance for employees and their dependents, life insurance, private pension plans, meal allowance, employee assistance program (EAP), extended parental leave, wellness incentive, and short- and long-term disability benefits.

We establish our wage and benefits programs for Vale S.A. and its subsidiaries, other than Vale Canada. In November 2023, we reached a one-year agreement with all Brazilian unions providing for a salary increase of 4.3%. The provisions of our collective bargaining agreements with unions also apply to our non-unionized employees.

Vale Canada and its subsidiaries also establishes wages and benefits for its unionized employees through collective bargaining agreements. No collective bargaining took place respecting Canadian unionized employees in 2022 or 2023 as the 2021 collective bargaining agreements for Ontario and the 2019 agreements for Voisey’s Bay and Thompson are still valid. Vale Europe Limited negotiated a renewal collective agreement for hourly paid employee at its Clydach operation. For non-unionized employees, Vale Canada undertakes an annual review of salaries and benefits. We provide these employees and their dependents with other benefits, including a flexible health care benefit plan.

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

Most employees within our Energy Transition Metals operations participate in defined benefit pension plans and defined contribution pension plans. The defined benefit plans have been closed to new participants since 2009, and most new employees within our Energy Transition Metals operations are eligible to participate in defined contribution pension plans. In 2023, Vale Canada, as administrator of the Canadian defined benefit pension plans, concluded the purchase of annuity contracts to transfer US$836 million of pension plan obligations and associated assets.

PERFORMANCE-BASED COMPENSATION

All Vale parent-company employees may receive incentive compensation each year in an amount based on the performance of Vale, with ranges that are market-based and periodically revised, depending on certain targets set, and the cash generation in each period. Similar incentive compensation arrangements are in place at our subsidiaries.

Qualifying management personnel are eligible to participate in the PSU and RSU Matching Program. See description of these programs under Management and Employees—Management Compensation—Executive Committee.

VALE ANNUAL REPORT FORM 20-F | 165

VI.	Additional information

Legal proceedings

We and our subsidiaries are defendants in numerous legal actions in the ordinary course of business, including civil, administrative, tax and labor proceedings. The most significant proceedings are discussed below. Except as otherwise noted below, the amounts claimed, and the amounts of our provisions are stated as of December 31, 2023. See note 28 to our consolidated financial statements for further information.

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

a) Judicial Settlement for Integral Reparation and other settlement agreements.

On February 4, 2021, we entered into the Judicial Settlement for Integral Reparation with the Government of the State of Minas Gerais, the Public Defender Office of the State of Minas Gerais (Defensoria Pública de Minas Gerais – DPMG), public prosecutors of the State of Minas Gerais (Ministério Público do Estado de Minas Gerais - MPMG) and federal prosecutors (Ministério Público Federal - MPF) for the reparation and remediation of environmental and social damages resulting from the dam collapse.

Pursuant to this agreement, we settled the majority of the claims for socio-economic and socio-environmental damages brought by the State of Minas Gerais and the MPMG under public civil actions before the 2nd Public Treasury Court in the city of Belo Horizonte. Under these public civil actions, the authorities were claiming economic and environmental damages resulting from the dam collapse and sought a broad range of injunctions ordering us to take specific remediation and reparation actions. In July 2019, the court decided that we are liable for the damages caused by the dam collapse, and the Judicial Settlement for Integral Reparation settled the quantification of damages. The Judicial Settlement for Integral Reparation does not cover claims for individual damages and any unknown, future and subsequent environmental damages. We have been fulfilling all obligations under the Judicial Settlement for Integral Reparation.

We have also entered into other settlement agreements with public authorities to establish frameworks for individual indemnification of the victims. An affected party or a group of affected parties has the option to pursue individual claims against us directly, or to settle its claims under an expedited out-of-court settlement process based on the framework we agreed with the authorities under these other settlement agreements. These other settlement agreements settled certain other judicial proceedings brought against us by public authorities. See Overview—Business Overview— Reparation and Remediation Efforts—Brumadinho Reparation and Remediation Efforts.

b) Public civil action and investigation under the Brazilian Anticorruption Law

We are a defendant in a public civil action brought by the MPMG against us, initially filed before a state court in the city of Brumadinho and later transferred to the 1st Public Treasury Court in the city of Belo Horizonte, claiming that we had concealed relevant information about the stability of the Brumadinho dam by presenting a false declaration of stability prior to the Brumadinho dam collapse. The MPMG alleges that this has adversely affected oversight by public authorities concerning the stability of the dam and allegedly allowed us to omit relevant information about the dam and its risks. The MPMG claims that this alleged conduct comprises interference with the oversight of public authorities that is prohibited under the Brazilian Anticorruption Law (Federal Law No. 12,846/2013) and seeks payment of fine and other sanctions.

VALE ANNUAL REPORT FORM 20-F | 166

Legal proceedings

In this proceeding, the court of Brumadinho had initially granted an injunction requiring us to post a bond in the amount of approximately R$7.9 billion, which was later reversed by the Court of Appeals of the State of Minas Gerais. In September 2021, the MPMG appealed to revert the decision but, in June 2022, the Court of Appeals of the State of Minas Gerais dismissed the injunction request. As a result, we are currently not obliged to post the R$7.9 billion bond. This legal proceeding is ongoing, and it is not possible at this time to determine a range of outcomes or to make reliable estimates of the potential exposure. We will continue to vigorously contest this action, which we believe is without merit.

In addition to the public civil action, we were investigated by federal and state public authorities for alleged violations under the Brazilian Anticorruption Law in connection with inspection and monitoring activities of public authorities relating to the Brumadinho dam. At the federal level, in August 2022, the federal public authorities imposed a fine for the alleged conduct approximately R$86.3 million (the minimum amount provided by law). The fine was imposed under Article 5 of Federal Law 12,846/2013 for alleged obstruction of inspection by public authorities, nonetheless, the decision recognized the non-existence of corruption acts and did not indicate any involvement or tolerance of our top management. We have filed a writ of mandamus at the Superior Court of Justice, seeking an injunction to suspend the decision. In September 2023, our initial request was rejected and we are awaiting a final decision on the writ.

At the state level, in connection with an administrative proceeding initiated by the General Comptroller of the State of Minas Gerais, we filed a writ of mandamus seeking to terminate the proceeding due to its similarity to a public civil action previously brought by the Public Ministry of Minas Gerais (MPMG). In July 2023, the court granted our request, temporarily suspending the state proceeding. However, in October 2023, the Attorney General of the State of Minas Gerais filed an appeal against this decision, and the outcome is currently pending.

c) Class action in the United States

We and certain of our former executive officers were named defendants in putative securities class action suits, under U.S. federal securities laws, brought before federal courts in New York by holders of our securities. Those complaints were consolidated through an amended complaint brought by the lead plaintiff in October 2019 before the United States District Court for the Eastern District of New York, captioned In re: Vale S.A. Securities Litigation, No. 19 Civ. 526 (E.D.N.Y.). The lead plaintiff alleges that the defendants made false and misleading statements or omitted to make disclosures concerning Brumadinho dam and the adequacy of related risk management programs and procedures.

In May 2020, the court partially denied our motion to dismiss the amended complaint. In March 2022, the court granted the lead plaintiff’s motion for class certification. In November 2023, discovery closed and defendants moved to decertify the case as a class action. The decertification motion is pending. In January 2024, plaintiff and the defendants filed premotion conference letters with the court indicating their respective intents to move for summary judgment.

In November 2021, eight related investment funds affiliated with a privately owned asset manager (all of whom are currently part to the putative class discussed above) filed an “opt-out” complaint captioned Orbis Global Equity LE Fund (Australia Registered) et al. v. Vale S.A. et al., No. 21 Civ. 6590 (E.D.N.Y.), that is similar to the class action complaint in all material respects. In August 2022, the defendants moved to partially dismiss the case. In November 2023, the court granted plaintiffs’ request to file an amended complaint. In December 2023, defendants moved to partially dismiss the amended complaint, and the motion remains pending.

Given the current status of the actions, it is not possible at this time to determine a range of outcomes or to make reliable estimates of the potential exposure. We will continue to vigorously contest these claims.

VALE ANNUAL REPORT FORM 20-F | 167

Legal proceedings

d) Criminal proceedings and investigations

In January 2020, the MPMG brought criminal charges against 16 individuals (including former executive officers of Vale and current and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. These charges were accepted by the state criminal judge in the city of Brumadinho on February 14, 2020. In October 2021, the STJ annulled the decisions rendered by the state courts on the basis that the facts had to be tried by federal courts, and not state courts. The MPMG appealed to the Federal Supreme Court (Supremo Tribunal Federal – STF) and, in December 2022, the STF confirmed that the case must be tried by a federal court, resulting in the annulment of all decisions rendered by the state court of the city of Brumadinho, including the acceptance of the criminal charges brought by the MPMG.

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

Considering the decision of the STF ruling that federal courts have jurisdiction over the criminal case, on January 23, 2023, the MPF sustained all criminal charges that had been brought by the MPMG in the state proceeding, and, on January 24, 2023, the federal court accepted all the charges. The charges include environmental crimes and one criminal action for crimes against life. We are not defendants in the action concerning crimes against life, as only individuals will be prosecuted. Charges for the environmental crimes cases will be prosecuted divided into two groups, one concerning us and related individuals, and the other concerning TuvSud and related individuals. The defendants in these proceedings have been summoned and will present defenses in the due term. We will continue to vigorously contest these claims.

e) Public civil actions brought by labor unions
We are a defendant in three public civil actions brought by labor unions before a labor court in the district of Betim, Minas Gerais, claiming that such unions are the legitimate parties to defend the interest of certain employees and outsourced workers represented by the union and who were victims of the dam collapse. The unions request compensation payments ranging from R$1.5 to R$3 million for each deceased worker. In one of the public civil actions plaintiffs requested the attachment of R$471.6 million in our bank accounts, which has been rejected by the court.

In one of the lawsuit filed by a labor union representing 90 deceased workers, the Regional Labor Court considered that the claims had no grounds and decided in our favor. Such decision became definitive in December 2022. There are two other public civil actions ongoing, which we believe are without merit, and we will continue to vigorously contest such lawsuits, in which initial decisions issued by the lower court had ordered us to pay R$1 to R$1.5 million per deceased worker.

As a result of that, we expect that the Superior Labor Court, which is responsible for standardizing labor jurisprudence, will rule on the request for compensation for death-related damages, which are the object of the civil lawsuits mentioned above. If the decision of the Superior Labor Court maintains the ruling to pay the compensation, we expect that total financial impact, based on previous decisions, to be approximately R$168.5 million, in historical value.

f) Public civil action brought by federal prosecutors regarding our internal policies

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

VALE ANNUAL REPORT FORM 20-F | 168

Legal proceedings

g) Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

We are a defendant in six arbitrations filed before the B3 arbitration chamber by: (i) 385 minority shareholders; (ii) a class association allegedly representing minority shareholders; and (iii) foreign investment funds. In these six proceedings, the claimants argue that we were aware of the risks at the Córrego do Feijão mine dam in Brumadinho/MG and failed to disclose necessary information to shareholders, allegedly required under Brazilian laws and CVM rules. Therefore, the claimants seek compensation for alleged losses related to a supposed decrease in our share value. In one of the proceedings filed by foreign funds, the claimants indicate that the estimated amount of the alleged losses is approximately R$1.8 billion. In another proceeding filed by foreign funds, the claimants estimate the losses at about R$3.9 billion. We find these claims to be without merit and will continue to vigorously contest them. Five of the six proceedings are still in their early stages, with the parties discussing the appointment of arbitrators. In one proceeding, the Arbitral Tribunal has already been formally constituted, but the case is stayed until the claimants pay their share of the arbitrators’ fees. If and when said fees are paid, proceedings will resume, with the discussion between the parties and the Arbitral Tribunal of the draft of the terms of reference. Once the terms of reference are executed, we expect to engage in several preliminary discussions before addressing the merits of the dispute in this proceeding.

h) Lawsuit brought by the municipality of Brumadinho

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

i) Public civil action related to individual agreements

On January 15, 2024, a non-governmental organization (Instituto Raymundo Campos) initiated a civil public action against us, alleging that we have failed to comply with the term of commitment signed with the Public Defender’s Office of the state of Minas Gerais in the out-of-court settlement agreements with the affected individuals and us. The plaintiff is requesting the partial suspension of the effects of the clauses inserted of the individual agreements for compensation for the mental health, and the shift of the burden of proof. In February 2024, the court rejected the preliminary requests, on the basis that it was not possible to assume that the beneficiaries of the agreements did not have due knowledge of the clauses, particularly because they were assisted by their own counsel. Given the preliminary status of the action, it is not possible at this time to determine the impacts of potential outcomes. We will continue to vigorously contest these claims.

VALE ANNUAL REPORT FORM 20-F | 169

Legal proceedings

j) Public civil action related to relocation of indigenous community

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

k) Other proceedings

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

a) Public civil action brought by federal prosecutors and framework agreements

We are a defendant in several legal proceedings brought by governmental authorities and civil associations claiming socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the collapse of Samarco’s Fundão dam. Following a decision of the Superior Court of Justice (Superior Tribunal de Justiça—STJ), most of these proceedings were consolidated before the 12th Federal Court of Belo Horizonte (currently, the 4th Federal Court of Belo Horizonte, following an internal reorganization). The two main proceedings were (i) the public civil action brought by the states of Minas Gerais and Espírito Santo, certain federal and state authorities and certain public entities in November 2015 and (ii) the public civil action brought by the MPF in March 2016.

We have entered into two main settlement agreements with the authorities for reparation and remediation of the damages resulting from the collapse of the Fundão dam.

•	In March 2016, we, together with Samarco and BHP Brasil, entered into a framework agreement with the federal government, the state governments of Espírito Santo and Minas Gerais and certain other federal and state authorities (the “Framework Agreement” or Termo de Transação e Ajustamento de Conduta –TTAC). Under the Framework Agreement, Samarco, BHP Brasil and Vale created Fundação Renova, an independent foundation to implement reparation and remediation of damages resulting from the collapse of the Fundão dam. The Framework Agreement established 42 socioenvironmental and socioeconomic programs in the region impacted by the Fundão dam breach, and created a governance mechanism for implementation. The agreement has a 15-year term, renewable for successive one-year periods until all the obligations thereunder have been performed.
•	In June 2018, Vale, Samarco, BHP Brasil, the MPF, state prosecutors, public defenders and attorneys general, among other parties entered into another framework agreement to improve the governance mechanism of Fundação Renova and establish a process for potential revisions to the remediation programs provided under the Framework Agreement and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement based on the findings of experts to be hired by Samarco to advise the MPF (the “June 2018 Agreement” or Termo de Ajuste de Conduta – TAC Governança). The June 2018 Agreement terminated certain lawsuits, including public civil actions that had been filed by the Brazilian federal government and the states of Minas Gerais and Espírito Santo, and contemplates the future termination of other public civil actions upon agreement over the remediation programs that are current under review by experts.

VALE ANNUAL REPORT FORM 20-F | 170

Legal proceedings

•	In January 2020, at the request of the parties, the 12th Federal Court authorized the commencement of specific proceedings to address certain topics considered priority and that were not resolved through the governance mechanisms of the framework agreements. For each of these priority topics, the court established specific obligations to be met by public authorities, Fundação Renova, Vale, Samarco and BHP Brasil. Subsequently, the court initiated additional proceedings and may initiate others in the future that may create new obligations to the parties.

In August 2020, the court approved the “Agenda Integrada” program, a settlement agreement among Fundação Renova, the states of Minas Gerais and Espirito Santo and an association of mayors of cities along the Doce river, providing for the allocation of approximately R$882 million to investments in education, infrastructure, and health in the region impacted by the collapse of the Samarco dam.

In a specific proceeding, the court issued in July 2020 a decision providing guidelines for compensations to be paid to residents of the city of Baixo Guandu, followed by other decisions setting simplified parameters for the compensation of workers (mainly informal workers whose activities are difficult to prove), in at least 35 cities and villages in the states of Minas Gerais and Espirito Santo. These parameters have been reflected throughout other cities along the Doce river, following a court decision issued on October 30, 2021. As of December 31, 2021, 51,202 people had received payments in the states of Minas Gerais and Espirito Santo through this new simplified compensation mechanism. Subsequent court decisions have also determined the inclusion of new categories as eligible for compensation, as well as municipalities not covered for in the Framework Agreement, also expanding the system to the territory of Mariana, which already has its own indemnity matrix, agreed upon in the Public Civil Action filed by Minas Gerais State’s Public Attorney’s Office. Another decision also determined the payment of compensation for the temporary water deprivation caused by the collapse of the dam, as well as the possibility for people who were indemnified by Fundação Renova to submit claims for complementary indemnity based on the new simplified compensation mechanism. We have appealed and a decision is pending. The Simplified Indemnity System has been closed on September 2023 and Fundação Renova expects to complete the indemnification process in 2024.

In October 2020, the MPF required the resumption of the public civil action due to a deadlock in the engagement of experts to assist the MPF in the review of the existing programs, as contemplated in the June 2018 Agreement. Due to the negotiations mediated by the National Council of Justice, the request has yet to be reviewed by the 4th Federal Court (formerly, 12th Federal Court). The Framework Agreement provided for a possibility of renegotiation of the Fundação Renova’s reparation programs upon the completion of studies conducted by specialist engaged by the Public Prosecutor’s Office. The negotiations began in April 2021, and in June 2021 a letter of principles was signed by the companies BHP Brasil, and Samarco and us, as well as by representatives of the Public Prosecutor’s Office and other authorities involved. The goal with a potential settlement agreement is to provide a stable framework for the execution of reparation and compensation programs. Currently, discussions on renegotiation are on hold, but the parties expect a resumption in the first quarter of 2024.

On February 24, 2021, public prosecutors of the State of Minas Gerais (Ministério Público do Estado de Minas Gerais—MPMG) filed a public civil action against Samarco, BHP Brasil, Fundação Renova, and us, claiming moral damages in the amount of R$10 billion and requesting an injunction for a judicial intervention on Fundação Renova and, after a transition period, the extinction of Fundação Renova. These requests are based on allegations by the prosecutors of Renova’s lack of independence and autonomy, breach of the Framework Agreement and misuse of powers. The injunction has been denied by the court and we will continue to vigorously contest this action, which we believe has no merit. The proceeding is currently suspended, due to a conflict with another proceeding relating to a potential restructuring of Fundação Renova’s Internal Organization Management System.

VALE ANNUAL REPORT FORM 20-F | 171

Legal proceedings

In May 2021, the MPMG filed a public civil action against Renova, Samarco, BHP Brasil and us, claiming that Fundação Renova was deviating from its purpose and promoting false advertising, in an attempt to deceive those affected. These claims have been contested by the companies and the proceeding was suspended in view of the negotiations among the parties, mediated by the National Council of Justice. The stay of proceedings has been lifted, and in October 2023, a decision was issued partially granting the injunctive relief requested by the MPF. As a result, Renova was mandated to cease all advertising dissemination. Fundação Renova has appealed, and a final decision is pending.

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

In March 2023, as part of a proceeding related to a potential increase on the number of territories in the state of Espírito Santo recognized as affected by the collapse of Samarco’s Fundão dam and covered by the TTAC, a federal court issued a decision ordering BHP Brasil and us to make judicial deposits in the total amount of R$10.3 billion, to be split equally between the companies. In April 2023, the Federal Court granted our request for a suspensive effect on the decision that determined this deposit. In August 2023, the judge issued a judicial decision recognizing the existence of new territories impacted by the collapse of the Fundão dam. We promptly filed an appeal against this decision. Subsequently, in October 2023, the appellate court granted a suspension of the ruling, citing the ongoing dispute regarding the extent of damage in these newly identified areas. As a result, the court mandated the collection of expert evidence with respect to these claims. We are actively pursuing all necessary legal actions and remain confident that our existing provisions related to the collapse of Samarco's tailings dam are adequate to fulfill the commitments outlined in the TTAC.

In January 2024, a partial award was issued in the abovementioned public civil action brought by the states of Minas Gerais and Espírito Santo, certain federal and state authorities and certain public entities in November 2015. It partially accepted the requests made by the Public Prosecutors and Public Defenders to impose on Samarco, BHPB and us, jointly and severally, the payment of collective moral damages in the amount of R$47.6 billion, plus interest from November 5, 2015, and monetary adjustment from the date of the decision. The companies have filed their first appeal against the decision by presenting a motion for clarification, which was partially granted. We intend to file an appeal against the decision.

In February 2024, the MPF filed a public civil action seeking the annulment of the agreements signed in 2021 with Fundação Renova, concerning the compensation for damages caused to the Indigenous Peoples of Espírito Santo, due to alleged defects in their content and form. In March 2024, injunctive relief requested by the MPF was granted to ensure the continued sustenance of emergency subsistence aid payments for the Indigenous Peoples of Espírito Santo at the rate of three minimum wages per household until conditions for economic recovery are restored. Fundação Renova, Samarco, BHPB and we promptly filed an appeal against this decision. Subsequently, the appellate court granted a suspension of the ruling. Samarco, BHP Brasil and we do not agree with the alleged nullity of the agreements, and will vigorously contest this action, which we believe is without merit.

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

VALE ANNUAL REPORT FORM 20-F | 172

Legal proceedings

The hearings in this proceeding were concluded in 2023 and parties will file their final written arguments. Following this confirmation, the judge is expected to order the submission of the parties’ final written arguments. We cannot estimate when a final decision on the case will be issued. We will vigorously contest this action. If we are criminally convicted, we may be subject to penalties to be imposed by the court, in the proportion to the environmental damage caused and our responsibility. Potential sanctions include fines, suspension of activities, prohibition from entering into contracts with the public administration, pecuniary obligations to support environmental programs or projects, obligation to remediate environmental damages or maintain public spaces, and obligation to pay compensation to environmental or cultural public entities.

c) Tax proceeding

In September 2018, the federal tax authorities filed a request before a federal court in Belo Horizonte for an order to Vale’s assets to secure the payment of Samarco’s federal tax and social security debts, in the amount of approximately R$11 billion (as of June 2018). In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The General Attorney for the National Treasury (Procuradoria Geral da Fazenda Nacional—PGFN) filed an appeal to the local court, and a decision is pending.

d) Proceedings to Pierce the Corporate Veil

In the context of the Judicial Reorganization of Samarco, the MPMG and certain financial creditors of Samarco have commenced two lawsuits before 2nd State Court for Corporate Matters of the city of Belo Horizonte (Samarco's bankruptcy court) seeking, among other requests, to freeze our assets (in the capacity of shareholder of Samarco), extinguish the Judicial Reorganization, and pierce the corporate veil of Samarco in order to hold its shareholders, including us, liable for Samarco's prepetition debt. Samarco has approximately R$50 billion in debt subject to judicial reorganization, of which approximately R$24 billion are owed to its shareholders (BHP Brasil and us). In November 2022, both lawsuits were dismissed by the 2nd court of the state of Minas Gerais. The MPMG appealed the decision and we vigorously contested the appeal, which we believe has no merit. A decision on this appeal is pending. Samarco’s financial creditors also filed motions for clarification against the decision, however, in December 2023, the parties (the creditors, Samarco, BHP and us) formalized an agreement, requesting that the case be dismissed. In January 2024, the agreement was ratified by the court and the case was dismissed. See Information on the Company—Lines of Business—Other Investments—Samarco Mineração S.A.

e) London Contribution claim

As a result of the collapse of Samarco’s Fundão dam, BHP Group Limited (BHP) and another BHP group company are defendants in a legal proceeding filed in 2018, in the courts of England and Wales (the “UK Claims”). BHP already filed the answer to defend the action. In connection with the UK Claims, In December 2022, BHP filed a contribution claim against us. We have presented an application challenging the jurisdiction of the English Court, which was rejected. We have also presented our defense on the merits of the contribution claim. Both the contribution claim and the UK Claim are ongoing, an no decision has yet been made on their merits of either claim. The first phase of the trial for the contribution claim is scheduled to begin in July 2024.

f) Netherlands proceeding

In March 2024, a court in the Amsterdam granted a preliminary injunction freezing our shares in Vale Holdings B.V., our wholly-owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately €920 million. The freezing orders were issued in anticipation of a legal action to be brought against us by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015. The first court event will take place on February 19, 2025. Once summoned, we will review the terms of this action and will present our defense in the due time, and will vigorously contest these claims.

VALE ANNUAL REPORT FORM 20-F | 173

Legal proceedings

g) Other proceedings

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

LEGAL PROCEEDINGS regarding other dams

We are involved in a number of other public civil actions in which public prosecutors and other authorities seek to suspend or restrict our operations, obtain injunctions compelling us to implement safety measures at other existing tailings dams, as well as, other proceedings seeking collective compensation due to the evacuation of communities following dams emergency level. Most of these lawsuits were already dismissed as a consequence of several agreements we entered into with public prosecutors and the state of Minas Gerais, but some are still ongoing.

a) Maravilhas II and III litigation

In October 2017, before the collapse of the Brumadinho dam, public prosecutors of the State of Minas Gerais (Ministério Público do Estado de Minas Gerais - MPMG) brought public civil actions challenging our environmental licenses for the construction of the Maravilhas III tailings dam, which is expected to support our operations in the Vargem Grande mining complex, in our Southern System. After the collapse of the Brumadinho dam, the MPMG filed a request for a preventive injunction seeking to discontinue the project, but the request was rejected by the court. This proceeding is still ongoing. If the construction of this dam is interrupted, our ability to resume operations in the mining complex of Vargem Grande could be adversely impacted.

In October 2018, before the collapse of the Brumadinho dam, the MPMG brought a public civil action related to Maravilhas II and III tailings dam seeking, among other requests, an injunction ordering us to refrain from disposing tailings in such dams. The injunction request was initially granted by the court, but in July 2019 the decision was reversed by the Court of Appeals of the State of Minas Gerais. This proceeding is still ongoing.

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

VALE ANNUAL REPORT FORM 20-F | 174

Legal proceedings

c) Public civil actions relating to evacuation and removal of communities

We are defendants in three public civil actions brought by the MPMG against us claiming a number of injunction reliefs and socioeconomic damages resulting from the evacuation of communities located in the self-rescue zones of certain of our dams located in Nova Lima, Ouro Preto and Barão de Cocais. Pursuant to settlement agreements celebrated or court decisions, we are required to make monthly emergency payments, and fund temporary housing, transportation, medicines, among other measures, to the affected individuals. In additional to the emergency payments and related measures, prosecutors claim substantial amounts of socioeconomic damages.

On December 15, 2022, the public civil action related to the evacuation of Nova Lima (B3B4) was settled, and a new agreement was signed providing for the compensation and full reparation of the impacts suffered by the affected population and the Municipality of Macacos, in the estimated amount of R$500 million. Indemnifications for individual damages, however, were excluded from the settlement, and may still be pursued using the parameter of the Term of Commitment with the Public Defender of the State of Minas Gerais. The lawsuit concerning Ouro Preto remains active and ongoing.

On August 18, 2023, the public civil action concerning the evacuation of Barão de Cocais (Sul Superior) was settled following the execution of a settlement agreement for the compensation and comprehensive remediation of the impacts experienced by the affected population and the Municipality of Barão de Cocais. The settlement amount is estimated at R$528 million. Claims for individual damages were excluded from the settlement and may still be pursued in accordance with the terms of the agreement with the Public Defender’s Office of the state of Minas Gerais. Additionally, this agreement resulted in the closure of a civil investigation initiated by public prosecutors, which alleged potential violations or threats to individual and collective human rights in our interactions with the communities and individuals affected by the evacuation prompted by the elevated emergency level of the Sul Superior dam.

On April 24, 2022, the MPMG filed a public civil action claiming, among other requests, full reparation of the alleged damages and socioeconomic impacts caused to the community of Itabira as a result of the “loss of stability” and the consequent increase in the risk of collapse of the Pontal Dam and its dikes. Among the various claims, the request for the freezing of R$500 million in our accounts was denied, but other claims, including a request to prevent us from entering into new individual agreements with the alleged victims, were granted. We and the MPMG filed an appeal against this decision. While the MPMG’s appeal was denied, our appeal was partially granted, specifically regarding the possibility of entering into new individual compensation agreements with the victims and the obligation to pay for the production of expert evidence at this procedural stage. We will continue to vigorously contest this action, which we believe is without merits.

ENVIRONMENTAL PROCEEDINGS RELATED TO OUR OPERATIONS IN THE STATE OF MARANHÃO

a) EFC accident – km244

The Maranhão State Environment Department and the Alto Alegre do Pindaré Municipality Environment Department issued several infraction notices against us, due to an accident on November 8, 2023 at km 244 of the Carajás Railroad - EFC. A train carrying 49 TCT fuel wagons (Type A Gasoline, S10 Diesel Oil, and S500 Diesel Oil) derailed, causing a fuel leak and a large fire. We managed to control and extinguish the fire within 24 hours. Authorities attributed several punishable acts to us, including destroying native vegetation, vegetation in APP (Area of Permanent Preservation), air pollution, water pollution, discharging oils or oily substances, soil pollution, and non-compliance with the emergency response plan. The total of the infraction notices issued amounts to R$278.6 million. We have submitted an administrative defense in all cases and are now waiting for further instructions and judgment.

VALE ANNUAL REPORT FORM 20-F | 175

Legal proceedings

b) Stellar Banner accident

Following the accident on February 24, 2020, involving the iron ore carrier MV Stellar Banner operated by Polaris Shipping Co. Ltd., we became a party in administrative, civil and criminal proceedings related to the accident.

In August 2020, the Institute of Environment and Renewable Natural Resources (IBAMA) issued an infraction notice against us for allegedly causing pollution at levels that could result in the destruction of local marine biodiversity. In December 2020, the Navy’s Special Prosecutor’s Office initiated administrative proceedings against the captain of the vessel, after the investigation conducted by the Brazilian Navy concluded that the captain and Polaris Shipping Co. Ltd. were responsible for the accident. We are acting as assistant prosecutor in these administrative proceedings. All administrative proceedings are still in the procedural instruction stage.

As previously reported, in December 2020, the MPF filed a public civil action against us, seeking compensation for the alleged environmental damage and reimbursement of the expenses incurred by public authorities. Such action is still in the discovery phase.

In April 2022, the MPF filed a criminal lawsuit before the Federal Court against the carrier’s captain, Polaris and us, for alleged pollution crime by means of the unauthorized dumping of oily waste. In November 2023, the court accepted the complaint against us for the alleged crime of pollution by discharging oil into the sea. We have been vigorously defending in these proceedings, primarily on the basis that we have no standing to be sued and should not be held liable for the incident.

LEGAL PROCEEDINGS SEEKING SUSPENSION OF CERTAIN OPERATIONS IN THE STATE OF PARÁ

a) Suspension of environmental operating licenses of Sossego and Onça Puma

In February 2024, Environment and Sustainability Agency of the State of Pará (SEMAS) suspended the operating licenses of the Sossego operations in Canaã dos Carajás and the Onça Puma operations in Ourilândia do Pará, due to alleged non-compliance of socioeconomic conditions. We promptly challenged these suspensions by filing two lawsuits before state courts in Pará. In both cases, preliminary injunctions were granted, effectively reinstating the validity of the environmental licenses, allowing both projects to continue their operations. The state of Pará has appealed these decisions. On April 2, 2024, the TJPA suspended the injunction that allowed Onça Puma to continue to operate, and on April 15, 2024, the TJPA suspended the injunction that allowed Sossego to continue to operate. We will continue to vigorously contest these proceedings, which we believe are without merits.

b) Settlement Agreements and Legal Proceedings Involving Indigenous Communities

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

In December 2021, we entered into a settlement agreement with the Xikrin do Cateté community, and in February 2022, we entered into a settlement agreement with the Kayapó community, pursuant to which we agreed to provide certain social and economic compensation to these communities. The settlement agreement with the Xikrin community was approved by the court responsible for the Onça Puma, S11D and Salobo projects lawsuits. In October 2022, the settlement agreement with the Kayapó community was approved by the court responsible for Onça Puma lawsuit. In March 2023, the settlement agreement with the Xikrin community was approved by the court responsible for the Alemão Projects lawsuit. Approval is still pending for the Ferro Carajás project.

VALE ANNUAL REPORT FORM 20-F | 176

Legal proceedings

In August 2022, the Xikrin Indigenous community of TI Bacajá appealed the decision. We presented our response and a decision on the appeal is now pending.

We continue to negotiate with the MPF the terms of the environmental compensation and environmental programs in connection with Onça Puma litigation.

LEGAL PROCEEDINGS SEEKING Compensation IN CONNECTION WITH the Belo Monte Hydroelectric Project

In January 2024, we became aware of a Public Civil Action initiated by indigenous associations, sponsored by the former lawyers of the Xikrin do Cateté Indigenous Community before the Federal Court of Redenção, in the state of Pará. In addition to us, other companies and public entities have been named in this lawsuit, which allegedly stems from the construction of the Belo Monte Hydroelectric Project. We do not have a direct relationship with the Juruna, Arara, and Xikrin do Bacajá Indigenous Communities, although we are currently appealing in litigation with the latter in the Xikrin/Salobo case.

This case reiterates the arguments made in the Xikrin/S11D case, adapted to the context of an energy project. The Juruna, Arara, and Xikrin do Bacajá indigenous communities claim to have suffered environmental and social impacts due to the project's implementation, and request the payment of a monthly sum equivalent to 50% of the amount owed to public entities, claiming an alleged right to share in the results of the energy exploitation. These communities are also seeking payment for collective moral damages, and various procedural demands, such as the reversal of the burden of proof and the imposition of a fine for failing to comply with an injunction.

The claims from the indigenous communities are based on the assertion that the energy project occupies an area belonging to the Juruna, Arara, and Xikrin do Bacajá indigenous territories. This occupation allegedly harms them by preventing the use of this land, and therefore the communities should share in the profits of the energy exploitation. The total amount of the lawsuit, as claimed by plaintiffs, is R$10 billion. We have not yet been summoned to appear in this case, and when we are we will present our defense and contest the claims.

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

VALE ANNUAL REPORT FORM 20-F | 177

Legal proceedings

b) Viga litigation

In September 2020, the municipality of Jeceaba, in the state of Minas Gerais, filed a public civil action before the local court against us. Under this proceeding, the court has granted an injunction determining that we refrain from (i) disposing tailings in Dam 7, a tailings dam located at our Viga mine in the Southern System, without the required location and operating permits, and (ii) carrying out works at Dam 7 without the required construction permit. In December 2020, the location and operating permits for Dam 7 were issued in a preliminary decision subject to immediate appeal on a separate claim. In November 2021, we entered into a settlement agreement with the municipality of Jeceaba, ratified by the court, pursuant to which such municipality agreed to issue the required construction permit for Dam 7, partially resolving the civil action’s claims, as we now have the required permit to carry out works at Dam 7. The public civil action continued, regarding the other requests regarding the disposing of tailings in Dam 7 about compensatory measures and safety standards of the structure, as well as compensation claims. We signed an agreement with the municipality of Jeceaba to settle this matter by paying R$30 million, and such agreement is pending court approval.

c) Pelletizing plant 8 - Tubarão litigation

In September 2019, a civil association brought a public civil action against us, before a state court in Vitória, state of Espírito Santo, claiming that the licensing process for the expansion of our operations at the Tubarão Complex failed to fulfill formal requirements and consider environmental impacts; and established emission parameters different than the ones that had been set forth in the relevant Environmental Impact Study. In this proceeding, the plaintiff filed for an injunction seeking the suspension of Tubarão Complex operating license. We filed our defense and in October 2020, and the court rejected plaintiff’s request for the injunction. The court has also appointed an expert to prepare a technical report and notified the public prosecutors.

d) EFVM railroad litigation

In March 2021, the Legislative Assembly of the State of Minas Gerais filed a public civil action before the 13th Federal Court of Minas Gerais alleging that the third amendment to the concession agreement of the Vitória-Minas Railroad (EFVM), which renewed the EFVM's concession, is null and void, and requesting an injunction to either: (i) suspend the effectiveness of the third amendment to the concession agreement, or (ii) suspend the payment by us to the Federal Government, until a final decision. In April 2021, the court issued a decision favorable to us, extinguishing the lawsuit based on the merits. The plaintiff filed an appeal and a decision on the appeal is pending.

e) Environmental matters relating to Tubarão Port

In 2018, we entered into an environmental agreement with the MPF, the public prosecutors of the State of Espírito Santo (Ministério Público do Estado do Espírito Santo – MPES) and environmental authorities of the State of Espírito Santo (Secretaria de Estado de Meio Ambiente e Recursos Hídricos – SEAMA and Instituto Estadual de Meio Ambiente e Recursos Hídricos – IEMA) to enhance control over atmospheric emissions at Tubarão Port and pelletizing plants. In November 2021, we filed a request for an extension of the deadline to meet certain targets under the agreement until 2024, considering that the initial targets had been impacted by the COVID-19 pandemic. Our extension request was granted in May 2023, with the validation of the MPES as to the targets deadline.

In July 2006, the National Association of Friends of the Environment (ANAMA) filed a class action against us, the State of Espírito Santo, the Environmental Agency of the State of Espírito Santo (IEMA), the Municipality of Vitória, the Federal Union, and the Brazilian Environmental Agency. The ANAMA sought compensation for pollution we had allegedly caused in the Metropolitan Region of the Municipality of Vitória. As reported in our annual report on form 20-F for prior years, in 2018, we entered into a settlement agreement that established major investments to improve control over atmospheric emissions at Tubarão Port and pelletizing plants. This agreement halted the continuation of the lawsuit. Despite the conclusions of the judicial technical evidence and the execution of the agreement, in November 2023, the court ordered that we submitted complementary technical evidence to assess our contribution to the air quality of the metropolitan region of Vitória, in the State of Espírito Santo. We have appealed and a decision on the appeal is pending.

VALE ANNUAL REPORT FORM 20-F | 178

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

In November 2022, the federal court found that there was no legal federal interest in the case, and the case records were remitted to the state court in Vitória. In March 2023, we were summoned, and we presented our respective defenses in November 2023.

g) Public civil action related to artesian wells

In May 2017, a non-governmental organization (Associação Juntos SOS Espírito Santo Ambiental) initiated a public civil action against us before the Federal Court of the State of Espírito Santo, challenging our authorizations to exploit groundwater from artesian wells in the Tubarão complex, based on a new regulation for obtaining authorizations that had been issued at that time. The NGO is demanding that we submit new water quality analyses and make improvements to the sanitary treatment systems. The lawsuit is currently awaiting the start of the expert phase. Given the preliminary stage of the action, it is not possible at this time to determine the impacts of potential outcomes.

ITABIRA SUITS

We are a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action (ação civil pública), filed in August 1996, the municipality of Itabira alleges that our Itabira iron ore mining operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. The damages sought, as adjusted from the date of the claim, amount to approximately R$11,771 million. An expert report favorable to us has been issued, but the court granted the municipality’s request for additional expert evidence. The preparation of this additional expert evidence is pending, and the action is suspended until conclusion.

In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately R$11,746 million. This proceeding was suspended for a settlement negotiation but has resumed its normal course as the parties have not reached an agreement, and the evidence production phase will follow. We believe these suits are without merits and will continue to vigorously contest them.

MINISTRY OF LABOR PROCEEDING

In February 2015, following an inspection in the facilities of a company that provided transportation services to us between our mines Mina do Pico and Mina de Fábrica in the state of Minas Gerais, the Ministry of Labor determined that this transportation company had failed to comply with certain obligations relating to health, safety, overtime and other labor matters. By adopting a broad interpretation of the law, the Ministry of Labor concluded that its employees were working in conditions similar to slavery. Upon learning of the findings, we promptly remediated the problems, and we eventually terminated the agreement with the transportation company. Nevertheless, the Ministry of Labor commenced two administrative proceedings against us, one alleging illegal outsourcing and another alleging that the illegally outsourced employees were working in conditions similar to slavery. In December 2018, the regional labor court upheld our annulment action and confirmed that the outsourcing of the transportation services in this case was lawful. However, in March 2019 the courts confirmed administrative decision that determined that our service provider had employees in conditions similar to slavery. We have appealed this decision and will continue to contest it vigorously.

VALE ANNUAL REPORT FORM 20-F | 179

Legal proceedings

other LABOR proceedings

In 2014, a labor union representing railroad workers in the state of Minas Gerais filed a public civil action against us requesting an injunction to order us to replace the single-conductor operating system (one conductor per train) with a dual-conductor system, among other requests, based on health and safety work conditions, subject to the imposition of a fine to be determined by the court. After initially obtaining a favorable decision, the Labor Court of Appeals and the Superior Labor Court (TST) ruled against us. We have appealed, and a decision is currently pending.

In 2017, a labor union representing railroad workers in the state of Maranhão and the Labor Prosecutor's Office of the state of Maranhão (MPT-MA) also filed public civil actions against us, requesting an injunction to order us to replace the single-conductor operating system with a dual-conductor system, among other requests, also based on health and safety work conditions. The actions in Maranhão are being processed jointly, and the hearing to close the evidence production phase scheduled for March 2024.

In 2014, the Labor Prosecutor's Office of the state of Pará (MPT-PA) filed a public civil action against us, challenging the legality of a provision in our collective bargaining agreements that exempts employees with higher education from mandatory timekeeping. The MPT-PA argued that this clause is unlawful, discriminatory, and financially detrimental to employees by not compensating them for overtime. The court initially ruled against us, invalidating the clause and ordering collective moral damages. In February 21, 2024, the Superior Labor Court overturned the lower court’s decisions, upholding the validity of the clause and dismissing the action as unfounded. We are currently waiting for final judgment on this decision.

Claims involving our participatiVE shareHOLDERS’ debentures

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

PATENT BREACH claim

In November 2023, a former employee filed a lawsuit against us before the First Civil Court of Vitória, seeking damages of approximately R$13.5 billion. The plaintiff alleges that we unduly used and benefited from a patent (registered in our name with the National Institute of Industrial Property - INPI) of a technology that he allegedly invented while working for us in Vitória, in the state of Espírito Santo. In October 2007, the plaintiff initiated preliminary proceedings against us to produce technical evidence of our use of the patent and to calculate our alleged profits from such use. In March 2016, a court-appointed expert submitted a technical report, estimating our economic benefit from using the patent at approximately US$5.5 billion. In March 2018, the court accepted our argument that new expert evidence was needed due to the expert’s lack of technical expertise. The plaintiff appealed this decision, and the Court of Appeals of the State of Espírito Santo is currently reviewing the appeal. Throughout these proceedings, we have strongly contested both the plaintiff's claims and the accuracy of the economic benefits estimated by the court-appointed expert. We believe that this suit is without merit, and we will continue to defend it vigorously.

VALE ANNUAL REPORT FORM 20-F | 180

Legal proceedings

TAX PROCEEDINGS

We and our subsidiaries are defendants in numerous tax proceedings. The most significant proceedings are discussed below. Except as otherwise noted, the amounts stated below are the total amounts claimed under the proceedings (including remote, possible and probable losses), stated as of December 31, 2023. We recognize provisions for probable losses, for which a reliable estimate can be made, based on reports and technical assessments and on management’s assessment. See note 8.d, 8.e and 28 to our consolidated financial statements for further information.

a) CFEM-related proceedings

We are engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. For more information about CFEM, see Information on the Company—Regulatory Matters—Royalties and Other Taxes on Mining Activities. These proceedings arise from assessments by the ANM (former DNPM), which main discussions involve the deduction of taxes, insurance and transportation costs indicated in the corresponding invoice of CFEM payments, in addition to CFEM charges on pellet sales and the revenues from sales made by our foreign subsidiaries. The aggregate amount claimed in the pending assessments is approximately R$10.3 billion, including interest and penalties through December 31, 2023.

We are contesting these claims using all the available means under Brazilian law, including challenges in administrative tribunals and in the judicial courts. We have received some favorable and unfavorable decisions, and such decisions have not yet become final.

b) ICMS tax assessments and legal proceedings

We are engaged in several administrative and court proceedings related to charges of Goods and Services Tax (ICMS) and corresponding fines by the tax authorities of different Brazilian states. In these proceedings, the main allegations of the tax authorities are: (i) undue tax deduction; (ii) failure to comply with certain accessory obligations; (iii) tax’s incidence on the transportation of goods between the same taxpayer’s establishments; (iv) incidence of ICMS on electricity purchases, (v) differences of ICMS tax rates (DIFAL), and (vi) ICMS on our own transportation activities. As of December 31, 2023, the aggregate amount claimed in these proceedings was approximately R$3.8 billion.

Regarding item (vi) above, the tax authorities of the State of Minas Gerais allege that we should have paid ICMS and corresponding fines. We understand that this activity is not subject to ICMS because the ore is transported by us to our own facilities. In December 2018, the judicial court issued a final decision in our favor concerning the tax assessment covering activities in 2009 and 2010. Regarding activities occurred in 2011, 2012 and 2013, the approximate amount in dispute is R$1.2 billion (included in the amount mentioned above). The State of Minas Gerais has filed appeals before the Superior Court and its judgement is still pending. We also expect a favorable outcome in this case.

There is a criminal proceeding involving former officers of our subsidiary MBR, alleging the alleged practice of ICMS tax evasion with respect to ore re-sieving activity in MBR port facilities. In January 2024, the court issued a decision, stating that there was no crime, acquitting the defendants. Considering that no appeal has been filed, the decision has become final.

c) Income Tax Litigation

c.1) Litigation on Brazilian taxation of foreign subsidiaries

In 2003, we filed for a writ of mandamus to prevent Brazilian corporate income tax (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ) and social contributions on the net income (Contribuição Social sobre o Lucro Líquido - CSLL) taxation on the profits of our non-Brazilian subsidiaries and affiliates.

VALE ANNUAL REPORT FORM 20-F | 181

Legal proceedings

The Brazilian Federal Government has filed various administrative and judicial proceedings against us claiming that we must pay IRPJ and CSLL on the profits of our non-Brazilian subsidiaries and affiliates in relation to the 1996 and 2008 fiscal years.

In 2013, we significantly reduced the amount in dispute by participating in the REFIS-TBU, a federal tax settlement program for payment of amounts relating to IRPJ and CSLL on profits of subsidiaries abroad from 2003 to 2012 fiscal years. Under the REFIS-TBU, we paid R$5.9 billion in 2013, and we have been paying the remaining R$16.3 billion in monthly installments, bearing interest at the SELIC rate. SELIC is a variable interest rate, established by the Brazilian central bank, used to update federal tax obligations in Brazil. As of December 31, 2023, the remaining balance was R$10 billion, to be paid in 58 further installments.

The discussion regarding the period between 1996 to 2002, and the tax impacts in 2005, which had not been included in REFIS, was resolved in our favor in a final decision of the Federal Tax Court of the state of Rio de Janeiro. This decision determined the full cancellation of the debt in the amount of R$2.3 billion (as of December 2019).

In 2014, the STJ issued us a favorable decision in the proceeding that had been initiated by us in 2003 The Brazilian Federal Government filed an appeal before the Federal Supreme Court (Supremo Tribunal Federal – STF), which was rejected in March 2021. The Brazilian Federal Government filed a new appeal, and a decision is pending.

c.2) Litigation related to the deduction of CSLL from the taxable income

In 2004, a final decision of the STJ granted us the right to deduct the amounts we had paid as CSLL from our taxable income. In 2006, the Brazilian federal government filed an action (ação rescisória) against us, seeking to overturn the 2004 decision. After multiple appeals, in November 2019, the Federal Court of Appeals (Tribunal Regional Federal - TRF) reversed the 2004 decision. Despite our appeals, we have decided not to deduct the CSLL from our taxable income for the year 2018 and subsequent years. We and the federal government have filed appeals, and final decision is pending.

In November 2020, we received a tax assessment of IRPJ relating to deductions of CSLL from our taxable income for the years 2016 and 2017. As of December 31, 2023, the amount in dispute was R$2.9 billion, in addition to a R$549 million reduction in our tax losses with a tax impact of R$137 million, excluding fines and interest, totaling R$3.03 billion. We believe that this collection is without merits and that the penalties are undue. We filed an administrative appeal, which was partially granted to reduce the amount of the tax assessment. Both parties have filed additional appeals, and a final decision is pending.

In December 2021, we received a tax assessment for the collection of IRPJ relating to deductions of CSLL from our taxable income for the 2011 to 2013 fiscal years. As of December 31, 2023, the amount in dispute was R$6.5 billion, in addition to a R$3.2 billion reduction in our tax losses with tax impact of R$802 million, excluding fines and interest, totaling R$7.3 billion. In 2022, we obtained a favorable decision at the first administrative level, however a final decision is still pending. We believe this charge is without merit, as the claim is time-barred.

In February 2023, the STF ruled on two appeals with an impact on all taxpayers. These appeals concern the length of time for which a court decision on a tax matter would remain valid if the STF had subsequently issued a contrary decision. As a result of these rulings, we have recorded an impact of R$885 million, regarding the tax assessment related to the period of 2016 and 2017. We understand that the tax assessment related to the fiscal years 2011 to 2013 is not impacted by this judgement, as it is time-barred.

For more information on uncertain tax positions, see note 8.e to our consolidated financial statements.

VALE ANNUAL REPORT FORM 20-F | 182

Legal proceedings

c.3) Assessment related to interest on shareholders’ equity

We received tax assessments for the collection of IRPJ and CSLL for the 2017 and 2018 fiscal years. The tax authorities disregarded the deduction of interest on shareholder's equity (Juros sobre Capital Próprio - JCP) on the grounds of alleged violation of the accrual basis of accounting and non-compliance with certain deductibility requirements. As of December 31, 2023, the amount in dispute was R$6.6 billion, in addition to a R$2.1 billion reduction of our tax losses with the tax impact of R$699 million excluding fines and interest, totaling R$7.3 billion. We are challenging these assessments before the administrative court. Although a favorable administrative decision was issued with respect to 2018, an unfavorable one was issued for 2017. Both parties have appealed, and final decisions are still pending.

c.4) Transfer pricing tax assessment

We received tax assessments charging IRPJ and CSLL for the period of 2015 to 2018. Tax authorities claim that we have unduly deducted intermediation costs from the transfer pricing basis related to iron, ore pellets, copper and manganese sales to our foreign controlled company. As of December 31, 2023, the amount in dispute is R$7.9 billion, in addition to a R$7.3 billion reduction of our tax losses in 2015 to 2018 with tax impact of R$2.5 billion, excluding fines and interest. totaling R$10.4 billion. We are challenging these assessments before the administrative court. After unfavorable decisions at the first administrative level, we have appealed, and final decisions are pending.

We may receive similar tax assessments for other fiscal years. For more information on uncertain tax positions, see note 8.e to our consolidated financial statements.

c.5) Proceeding related to income tax paid abroad

We are a party in an administrative proceeding charging IRPJ in the amount of R$2.5 billion as of December 31, 2023 due to the partial approval of the tax offset for the year 2016. Tax authorities allege that we have failed to comply with the applicable rules relating to the offset in Brazil of income taxes paid abroad. We believe that this charge is without merit, and we are contesting it at the administrative level. Our appeal has been partially granted in the first administrative level, and we will contest the part that has been unfavorable to us. For more information on uncertain tax positions, see note 8.e to our consolidated financial statements.

c.6) Proceeding on expenses deductions involving Renova

We have received tax assessments charging IRPJ and CSLL in relation to the 2016 and 2018 fiscal years. The tax authorities allege that the deductions of expenses relating to Fundação Renova are improper, as such expenses are not necessary for our own operations. As of December 31, 2023, the amount in dispute is R$676 million, in addition to a R$385 million reduction of our tax losses with the tax impact of R$131 million, excluding fines and interest, totaling R$807 million. We appealed, and the decision at the first administrative level was unfavorable, however a final decision is still pending. We understand that this assessment is without merit, since we are strictly liable for these obligations, which arise from the Samarco Framework Agreement(TTAC) and from our status of shareholder of Samarco. We may receive similar assessments. For more information on uncertain tax positions, see note 8.e to our consolidated financial statements.

c.7) Assessment related to goodwill deduction

We have received tax assessments for the collection of IRPJ and CSLL related to fiscal years 2013 and 2019, due to the disregard of the deduction of goodwill amortization expenses related to the merger into Vale S.A. of entities we had acquired. We understand that this assessment is without merits, since we are compliant with the prevailing law, which provides that the goodwill amortization expenses can be deducted from the taxable income if the invested and investor entities are merged. Tax authorities allege that we have failed to comply with certain applicable rules relating to the goodwill amortization.

VALE ANNUAL REPORT FORM 20-F | 183

Legal proceedings

We are discussing the charges at the administrative level and the amount under discussion is R$2.6 billion as of December 31, 2023, in addition to a R$1.08 billion reduction of our tax losses with tax impact of R$320 million, without fines and interest, totaling R$2.9 billion.

d) Assessments and legal proceedings related to PIS/COFINS tax credits

We have received several tax assessments from the Brazilian federal tax authority contending that we incorrectly claimed PIS and COFINS tax credits. PIS and COFINS are taxes imposed by the Brazilian government on our gross revenues. Brazilian tax legislation allows taxpayers to use PIS and COFINS tax credits, such as those related to the acquisition of inputs for the production process and other items. Tax authorities claim, mainly, that (i) some credits were not related to the production process, and (ii) we have not submitted adequate evidence of the right to use the tax credits. We are contesting these tax assessments in the administrative and judicial levels. The total amount in dispute is R$10.7 billion as of December 31, 2023.

e) Fines resulting from the rejection of federal tax offsets

We are engaged in several assessments from the federal tax authorities imposing fines of 50% on the amount of the rejected offsets to pay federal tax debts. The federal tax authorities allege that these offsets were made with improper tax credits. We are challenging these assessments and the tax offset rejection in other proceedings. In March 2023, the STF decided in the leading case applicable to all taxpayers that the fines are unconstitutional. After this STF decision, we expect that these fines will be cancelled. As of December 31, 2023, the total amount of fines imposed under these assessments was R$3 billion.

f) Criminal litigation on ISS on port services at TIG

In July 2021, state prosecutors in the state of Rio de Janeiro initiated a criminal lawsuit against former MBR officers before a criminal court alleging supposed tax evasion of service taxes (Imposto Sobre Serviço - ISS) levied by the municipality of Mangaratiba on port cargo handling services at the Terminal Ilha Guaíba (TIG), located in Mangaratiba. In February 2023, one of the former officers was summoned and presented his defense. The lawsuit is at an early stage, currently waiting for the summon of the others former directors to present their defense to seek the case dismissal. We believe this proceeding is without merit.

g) Other tax proceedings

See note 28 to our consolidated financial statements for additional information about these and other tax proceedings in which we are involved, including certain administrative and judicial proceedings relating to the collection of ISS by Brazilian municipalities.

UPDATES ON OTHER PROCEEDINGS

As reported in our annual report on Form 20-F for prior years, we were involved in two public civil actions filed in March 2022 by the labor prosecutor's office of the state of Pará before the labor court of Marabá and Parauapebas. The lawsuits were related to work safety measures and access to Self-Rescue Zones of the Mirim and Pera Jusante dams, in the Carajás complex, and also requested compensation for damages. We have entered into agreements, that have been ratified by the courts and settled the two lawsuits, under which we committed to various obligations, including the payment of R$5 million in each case, which has already been made. As of the date of this report, the lawsuit relating to the Mirim dam has been closed. A final decision has also been issued in the lawsuit related to the Pera Jusante dam, and we are currently waiting for it to become unappealable.

As also previously reported, in May 2020, public prosecutors of the State of Minas Gerais (Ministério Público do Estado de Minas Gerais - MPMG) presented criminal charges against us and one of our employees alleging that we had committed environmental crimes through an environmental intervention carried out in our mineral development center located in the city of Santa Luzia, in the state of Minas Gerais, without legal authorization, which allegedly led to the suppression of tree specimens. In May 2023, the court acquitted us of all crimes charged, but upheld the conviction of the employee for one crime. We will appeal from this decision.

VALE ANNUAL REPORT FORM 20-F | 184

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

Voting Rights

The golden shares are preferred shares that entitle the holder to veto any proposed action in a General Shareholders´ Meeting relating to the following matters:

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

VALE ANNUAL REPORT FORM 20-F | 185

Bylaws

The golden shares do not have any preference upon our liquidation and there are no redemption provisions associated with the golden shares.

Under Brazilian corporate law and applicable CVM regulations, shareholders representing at least 5% of our voting capital have the right to demand that a cumulative voting procedure be applied in any specific shareholder’s meeting. When cumulative voting is applied, each common share has as many votes as there are board members and each holder of common shares has the right to cast all of its vote on one candidate of our Board of Directors or to distribute its votes among several candidates. For more information on the exercise of the voting rights of each share, see Additional Information—Bylaws—Shareholders’ Meetings.

Shareholders’ meetings

Our Ordinary General Shareholders’ Meeting is convened by April of each year for shareholders to resolve upon our consolidated financial statements, distribution of profits, election of Directors and Fiscal Council Members, and compensation of senior management. Extraordinary General Shareholders’ Meetings are convened by the Board of Directors as necessary in order to decide all other matters relating to our corporate purposes and to pass such other resolutions as may be necessary.

Pursuant to Brazilian corporate law, shareholders voting at a general shareholders’ meeting have the power, among other powers, to:

•	amend the bylaws;
•	elect or dismiss members of the Board of Directors and members of the Fiscal Council at any time;
•	establish the remuneration of senior management and members of the Fiscal Council;
•	receive annual reports by management and accept or reject management’s consolidated financial statements and recommendations including the allocation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts;
•	authorize the issuance of convertible and secured debentures;
•	suspend the rights of a shareholder in default of obligations established by law or by the bylaws;
•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;
•	pass resolutions to reorganize our legal form, to merge, consolidate or split us, to dissolve and liquidate us, to elect and dismiss our liquidators and to examine their accounts; and
•	authorize management to file for bankruptcy or to request a judicial restructuring.

Pursuant to the Comissão de Valores Mobiliários (CVM) recommendations, all general shareholders’ meetings, including the annual shareholders’ meeting, require no fewer than 21 days’ notice to shareholders prior to the scheduled meeting date. Where any general shareholders’ meeting is adjourned, 8 days’ prior notice to shareholders of the reconvened meeting is required. Pursuant to Brazilian corporate law, a summary of this notice to shareholders is required to be published no fewer than three times, in a newspaper with general circulation in the city where we have our registered office, in Rio de Janeiro, with the simultaneous disclosure of the entire documents on the internet website of such newspaper. We have currently designated Valor Econômico as the newspaper for this purpose. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the meeting’s subject matter. In addition, under our bylaws, the holder of the golden shares is entitled to a minimum of 15 days’ prior formal notice to its legal representative of any general shareholders’ meeting to consider any proposed action subject to the veto rights accorded to the golden shares.

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

VALE ANNUAL REPORT FORM 20-F | 186

Bylaws

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

Holders of our ADRs are not entitled to vote directly in our shareholders meetings. Holders of ADRs should exercise their voting right pursuant to the depositary agreement. For more information, see Exhibit 2 to this annual report.

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

VALE ANNUAL REPORT FORM 20-F | 187

Bylaws

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

VALE ANNUAL REPORT FORM 20-F | 188

Bylaws

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

Mandatory dividend

The Brazilian corporate law and our bylaws require us to distribute to our shareholders, in the form of dividends or interest on shareholders’ equity, an annual amount equal to not less than 25% of the distributable amount, referred to as the mandatory dividend, unless the Board of Directors advises our shareholders at our general shareholders’ meeting that payment of the mandatory dividend for the preceding year is not advisable in light of our financial condition. To date, our Board of Directors has never determined that payment of the mandatory dividend was not advisable. The Fiscal Council must review any such determination and report it to the shareholders. In addition to the mandatory dividend, our Board of Directors may recommend to the shareholders payment of dividends from other funds legally available. Therefore, any payment of interim dividends will be netted against the amount of the mandatory dividend for that fiscal year. The shareholders must also approve the recommendation of the Board of Directors with respect to any required distribution. The amount of the mandatory dividend is subject to the size of the legal reserve, the contingency reserve, and the unrealized income reserve. The amount of the mandatory dividend is not subject to the size of the discretionary tax incentive reserve. See Additional Information—Bylaws—Common Shares and Golden Shares—Calculation of Distributable Amount.

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

The B3 operates a central clearing system through Companhia Brasileira de Liquidação e Custódia (CBLC). A holder of our shares may participate in this system and all shares elected to be put into the system will be deposited in custody with CBLC (through a Brazilian institution that is duly authorized to operate by the Central Bank of Brazil and maintains a clearing account with CBLC). The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of our beneficial shareholders that is maintained by CBLC and will be treated in the same way as registered shareholders.

VALE ANNUAL REPORT FORM 20-F | 189

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

We made available for withdrawal by holders of participative shareholders’ debentures US$233 million in 2023, US$371 million in 2022 and, US$418 million in 2021. See note 22 to our consolidated financial statements for a description of the terms of the debentures.

VALE ANNUAL REPORT FORM 20-F | 190

Exchange controls and other limitations affecting security holders

Under Brazilian corporate law, there are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. These restrictions on the remittance of foreign capital abroad could hinder or prevent the depositary bank and its agents for the common shares represented by ADSs from converting dividends, distributions, or the proceeds from any sale of common shares or rights, as the case may be, into U.S. dollars and remitting such amounts abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADRs.

Under the Conselho Monetário Nacional - CMN Resolution 4,373 of 2014 (Resolution 4,373), foreign investors, defined to include individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil, may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that they:

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

VALE ANNUAL REPORT FORM 20-F | 191

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

BRAZILIAN TAX CONSIDERATIONS

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder not deemed to be domiciled in Brazil for purposes of Brazilian taxation (Non-Resident Holder). It is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. Therefore, Non-Resident Holders should consult their own tax advisors concerning the Brazilian tax consequences of an investment in common shares or ADSs.

Shareholder distributions

For Brazilian corporations, such as our, distributions to shareholders are classified as either dividend or interest on shareholders’ equity.

Dividends

Amounts distributed as dividends will generally not be subject to Brazilian withholding income tax if the distribution is paid only from profits for the corresponding year, as determined under Brazilian tax principles. Dividends paid from profits generated before January 1, 1996, may be subject to Brazilian withholding income tax at varying rates depending on the year the profits were generated. Dividends paid from sources other than profits as determined under Brazilian tax principles may be subject to withholding tax.

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

VALE ANNUAL REPORT FORM 20-F | 192

Taxation

Interest on shareholders’ equity is calculated as interest rate on the sum of the following accounts: (i) share capital, (ii) capital reserves, (iii) profits reserves, (iv) treasury stocks and (v) accumulated losses. The interest rate applied may not exceed the TJLP, the benchmark Brazilian long-term interest rate. In addition, the amount of distributions classified as interest on shareholders’ equity should not exceed the larger of (1) 50% of net income (after the deduction of social contribution on net profits but before taking into account such payment of interest and the provision for corporate income tax) for the period in respect of which the payment is made and (2) 50% of the sum of retained earnings and profit reserves.

Payments of interest on shareholders’ equity are deductible for the purposes of corporate income tax and social contribution on net profit, to the extent of the limits described above. The benefit of a distribution by way of interest on shareholders’ equity is a reduction in our corporate tax charge by an amount equivalent to 34% of such distribution.

Taxation of capital gains

Taxation of Non-Resident Holders on capital gains depends on the status of the holder as either:

•	(i) a holder that is not resident or domiciled in a Low Tax Jurisdiction, or in a jurisdiction where internal legislation imposes restrictions on the disclosure of shareholding structure or the ownership of the investment, and that has registered its investment in Brazil in accordance with Resolution 4,373 (a 4,373 Holder), or (ii) a holder of ADSs; or
•	any other Non-Resident Holder.

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

VALE ANNUAL REPORT FORM 20-F | 193

Taxation

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

The above summary applies to different investment scenarios. The understanding of tax authorities may change from time to time, and you should consult your tax advisors with regard to the application of the rates to your specific case.

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

VALE ANNUAL REPORT FORM 20-F | 194

Taxation

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This summary does not purport to be a comprehensive description of all the U.S. federal income tax consequences of the acquisition, holding or disposition of the common shares or ADSs. This summary applies to U.S. holders, as defined below, who hold their common shares or ADSs as capital assets and does not apply to special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	brokers or dealers in securities or foreign currencies;
•	tax-exempt organizations;
•	securities traders who elect to account for their investment in common shares or ADSs on a mark-to-market basis;
•	persons holding common shares or ADSs as part of hedge, straddle, conversion or other integrated financial transactions for tax purposes;
•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other holders treated as “pass-through entities” for U.S. federal income tax purposes (or partners therein); or
•	persons owning, actually or constructively through attribution rules, 10% or more of our voting shares or the total value of all classes of shares.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as in effect on the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the U.S. Internal Revenue Service (the IRS) will not challenge one or more of the tax consequences discussed herein or that a court will not sustain such a challenge in the event of litigation. This summary does not address the Medicare tax on net investment income, the alternative minimum tax, U.S. federal estate and gift taxes, or any aspect of state, local or non-U.S. tax law.

VALE ANNUAL REPORT FORM 20-F | 195

Taxation

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

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of common shares or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or resident alien individual of the United States;
•	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or
•	otherwise, subject to U.S. federal income taxation on a net income basis with respect to common shares or ADSs.

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

VALE ANNUAL REPORT FORM 20-F | 196

Taxation

The U.S. dollar amount of dividends received by certain non-corporate taxpayers, including individuals, will be subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends”. Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2022 or 2023 taxable years. In addition, based on Vale’s audited consolidated financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for its 2024 taxable year.

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

Subject to generally applicable limitations and conditions, you may be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Brazilian income taxes withheld by us at the appropriate rate applicable to the U.S. holder. These generally applicable limitations and conditions include new requirements adopted by the U.S. Internal Revenue Service (IRS) in regulations promulgated in December 2021 and any Brazilian tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. Holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to all other U.S. holders is uncertain and we have not determined whether these requirements have been met. If the Brazilian tax is not a creditable tax or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Brazilian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on their particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your own tax advisors concerning the implications of these rules in light of your particular circumstances.

Taxation of capital gains

Upon a sale or exchange of common shares or ADSs, you generally will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the common shares or ADSs, in each case, as determined in U.S. dollars. If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. For more information, see —Brazilian Tax Considerations above. This gain or loss will be long-term capital gain or loss if your holding period in the common shares or ADSs exceeds one year. The net amount of long-term capital gain recognized by individual U.S. holders generally is subject to taxation at preferential rates. Your ability to use capital losses to offset income is subject to limitations. U.S. holders should consult their own tax advisors about how to account for proceeds received on the sale or exchange of common shares that are not paid in U.S. dollars.

VALE ANNUAL REPORT FORM 20-F | 197

Taxation

A U.S. holder generally will not be entitled to credit any Brazilian tax imposed on the sale or other disposition of the shares against such U.S. holder’s U.S. federal income tax liability, unless you consistently elect to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and you comply with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Brazilian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if you have elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your own tax advisor regarding the application of the foreign tax credit rules to your investment in, and disposition of, ADSs or common shares.

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

VALE ANNUAL REPORT FORM 20-F | 198

Controls and procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our chief executive officer and chief financial officer have concluded that as of December 31, 2023 our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Audit of the Effectiveness of Internal Control over Financial Reporting

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report which appears herein.

Changes in internal control over financial reporting

Our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2023, that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

VALE ANNUAL REPORT FORM 20-F | 199

Corporate governance

Under NYSE rules, foreign private issuers are subject to more limited corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (1) we must satisfy the requirements of Exchange Act Rule 10A-3 relating to Audit Committees; (2) our chief executive officer must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (3) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (4) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. In the table below we compare our practices and the practices of U.S. domestic issuers under NYSE corporate governance rules.

Since 2018, we also report our compliance with the Brazilian Corporate Governance Code of the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa – IBGC), as required by Brazilian regulations. The code is based on the “comply or explain” principle, and we currently fully comply with 98% of the practices recommended by the IBGC.

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

VALE ANNUAL REPORT FORM 20-F | 200

Corporate governance

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

We have a Nomination and Governance Committee required to be composed of a majority of independent directors. According to its charter, the Nomination and Governance Committee shall be composed of three to five directors, including the Chairperson of our Board of Directors and a majority of independent members. For the current composition of the Nomination and Governance Committee, see Management and Employees—Management—Other Advisory Committees to the Board of Directors.

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

However, we have a People and Compensation Committee, which is an advisory committee to the Board of Directors, composed only by members of the Board of Directors. The internal rules of the People and Compensation Committee require that the number of independent members shall be at least equal to the number of non-independent members. For the current composition of the People and Compensation Committee, see Management and Employees—Management— Other Advisory Committees to the Board of Directors. This committee is responsible for, among other attributions:

- assessing and recommending long-term strategies on personnel as proposed by the Executive Committee to the Board of Directors;

- assessing and recommending the Remuneration strategy for the Executive Committee and proposal for distribution of overall annual amount for management remuneration, including the remuneration of the Board of Directors and its Advisory Committees; and

- defining the performance assessment goals for the Executive Committee and other Officers directly reporting to the CEO, and their monitoring.

303A.06	Listed companies must have an audit committee that complies with the requirements of Rule 10A-3 under the Exchange Act.	We have an Audit and Risks Committee that complies with Rule 10A-3 under the Exchange Act. Our Audit and Risks Committee is currently composed of three independent directors.

VALE ANNUAL REPORT FORM 20-F | 201

Corporate governance

303A.07	The audit committee must have at least three members, and these members must comply with the independence requirements of Section 303A.02 of the NYSE Listed Company Manual; the audit committee must have a written charter compliant with the requirements of Section 303A.07(b) of the NYSE Listed Company Manual; and listed companies must have an internal audit function.

Our Audit and Risks Committee is currently composed of three independent directors. We also comply with the listing rules of the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (Novo Mercado Rules) and Brazilian corporate laws and regulations. Under our bylaws and the Audit and Risks Committee’s charter, and pursuant to the Novo Mercado Rules, our Audit and Risks Committee shall have three to five members, and: (i) all members must be independent directors, (ii) at least one member must have demonstrated experience in corporate accounting matters, and such member shall be appointed as “Financial Expert” upon his/her nomination.

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

- supervising the work of internal auditors, the area of internal controls and the area responsible for preparing the company’s consolidated financial statements;

- supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality of services provided, and the suitability of services provided related to the needs of the company, and telling the company’s management at any point to retain compensation of the external auditors; and

- monitoring and mediating disagreements between management and the independent auditors regarding the company’s consolidated financial statements and the application of accounting principles, monitoring difficulties found by the auditors during the audit process, among others.

We have an internal audit function.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian corporate law, shareholder pre-approval is required for the adoption of any equity compensation plans.

VALE ANNUAL REPORT FORM 20-F | 202

Corporate governance

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We have not published consolidated corporate governance guidelines. Notwithstanding, our bylaws, the internal rules of our Board of Directors and advisory committees and/or our policies address matters related to qualification standards of members of the Board of Directors and the Executive Committee, director access to management and, as necessary and appropriate, independent advisors, Chief Executive Officer and management succession and annual performance of the Board.
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Conduct, which applies to our directors, officers and employees, interns, suppliers, and to our subsidiaries in Brazil and abroad, as well as to any person acting on behalf of Vale or its subsidiaries. We report each year in our annual report on Form 20-F any waivers of the code of conduct granted for directors or executive officers. Our code of conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules.
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

We are subject to (b) and (c) of these requirements, but not (a).
303A.14	The issuer must adopt and comply with a written Recovery Policy providing that the issuer will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.	We have adopted a Clawback Policy that complies with the requirements of Section 303A.14 of the NYSE Listed Company Manual.

VALE ANNUAL REPORT FORM 20-F | 203

Cybersecurity

Risk Management and Strategy

As a global mining company, we face various cyber threats, including ransomware attacks, theft of restricted information and digital frauds. These threats can lead to financial losses, damage to our reputation, and harm to our employees and third parties. We manage these cyber risks as part of our overall risk management process.

Our overall enterprise risk management (ERM) process integrates assessing, identifying, and managing cybersecurity-related risks. If the ERM process identifies a heightened cybersecurity-related risk, we assign risk owners to develop and track risk mitigation plans. We use several tools to monitor risks, including key risk indicators (KRIs) and independent assessments of critical controls by specialized teams.

In case of a cyber incident, we follow our cyber incident response playbook, which outlines the steps for detection, mitigation, recovery, and notification, including procedures for informing relevant internal groups and the Board of Directors as needed.

Our Cybersecurity Risk Management practice is founded on internationally recognized cybersecurity frameworks like the NIST CSF (National Institute of Standards and Technology – Cybersecurity Framework), ISO 27001 and ISA62443. The practice includes the processes described below.

Identification of what we have, what we do and what is important:

•	Understanding the business context and the assets supporting critical functions.
•	Regularly evaluating internal cyber risks and having an independent, specialized third-party conduct a risk assessment every two years.
•	Maintaining an up-to-date inventory of technology assets, including applications, data, servers, network components and others.

Protecting technology assets (both Information Technology and Operations Technology) to prevent or limit cyber incidents by:

•	Applying a strict identity and access process with Multi-Factor Authentication.
•	Providing annual cybersecurity training and education for employees and contractors, focusing on cyber risk and good cyber behavior, such as identifying malicious emails and correctly classifying information to protect data confidentiality.
•	Adopting network segmentation with strategic placement of network firewalls, intrusion prevention systems, and demilitarized zones for added security.

Early detection of cyber incidents through:

•	Our Security Operations Center, which operates 24/7/365, continuously monitoring our digital environment by analyzing billions of telemetry events to detect system anomalies.
•	Adopting a modern End Point Detection and Response platform on our workstations and servers, combined with a managed and detection response service by the Security Operations Center.
•	Regularly detecting system vulnerabilities, conducting independent third-party penetration testing, and managing attack surface practices.

Responding effectively to cyber incidents to significantly contain their impact by:

•	Maintaining a robust cyber incident response plan by:

VALE ANNUAL REPORT FORM 20-F | 204

Cybersecurity

-	Keeping cyber incident playbooks updated.
-	Conducting cyber incident simulations for operational, tactical, and executive audiences to educate and better prepare for a real cyber incident.
-	Integrating the cyber incident response plan with the organization’s corporate Crisis Management process and a corporate Cyber Crisis Committee formed by areas such as Legal, Privacy, Communications, Internal Controls, Investor Relations, and other business areas.
-	Managing the materiality of cyber incidents within the corporate cyber crisis committee, keeping our Executive Committee and our Board of Directors informed, and disclosing to the public when applicable.

Recovering and restoring affected systems and their capabilities back in operation.

We also engage specialized third-party cybersecurity companies to evaluate the structure of the cyber program, test the effectiveness of our processes and to provide targeted training to our workforce. Our cybersecurity risk management processes extend to the oversight and identification of cybersecurity risks from our association with third-party service providers. Our risk management program includes risk assessments of third-parties that want to provide services to us through contractual commitment to comply with our baseline of security controls as well as their cyber rating performed with an independent security rating platform.

We also share and receive cyber and threat intelligence insights with our industrial base peers and are a member of the Metals and Mining Information Sharing and Analysis Center (ISAC).

Our plans aim to enhance our cybersecurity program by constantly staying abreast of emerging threats and adapting to evolving technologies.

Over the past three years, our business strategy, results of operations and financial position have not been materially impacted by risks from current and past cybersecurity threats. However, we cannot assure that they will not be materially affected by future cybersecurity threats or incidents.

Governance

Board of Directors

Our Board of Directors primarily oversees the management of cybersecurity threat risks. To fulfill this responsibility, the Board relies on the support the Audit and Risks Committee. The Audit and Risks Committee is responsible for monitoring risks for our organization, a continuous process aimed at enhancing risk management and keeping exposures within our established risk appetite. We use various risk monitoring tools, including critical key risk indicators (KRIs) and indicators of the risk management process. Additionally, the Audit and Risks Committee periodically receives reports on cyber risks from our Corporate Risk Department.

Management

Our Executive Committee is supported by five advisory committees, including the Executive Risk Committee which focuses on strategy, finance, and cyber risks. The main responsibilities of these advisory committees are to support our Executive Committee in monitoring risks, make preventive recommendations regarding potential risks presented at the committees’ meetings, and submit them for the approval of the Executive Committee.

Our Chief Information Security Officer leads our cybersecurity function, responsible for our overall information security strategy, policy, threat detection and response. In addition to providing comprehensive cyber risk update to our Audit and Risks Committee and our Executive Risks Committee, this update covers an independent assessment of our cybersecurity program based on the NIST Cybersecurity Framework, as well as, our cyber posture, as evaluated by an independent cybersecurity rating platform. The committee is briefed on cyber incidents considered to have a moderate or greater business impact, even if they are not material to us.

VALE ANNUAL REPORT FORM 20-F | 205

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

We have published the Code of Conduct on our website, at: https://www.vale.com/en/code-of-conduct. We have not granted any implicit or explicit waivers from any provision of our Code of Conduct since its adoption.

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

Our employees and contractors in Brazil and Canada also have access to our Respect Channel (Canal de Acolhimento), which is a channel operated by a specialized and independent team to listen, understand and guide anyone reporting harassment or discrimination. By calling this line, the person may decide whether or not to register an allegation, which is then investigated by our Whistleblower Channel team.

In 2023, our Whistleblower Channel received 8,633 reports and closed 8,834 cases, the number of reports closed in 2023 also includes reports received before 2023, of which (i) 10% referred to consultations and reports that were not investigated due to lack of information or pertinence to the scope of the Whistleblower Channel, (ii) 28% were complaints, which were answered by the Whistleblower Channel, but did not lead to an investigation, and (iii) 62% were allegations that led to investigations, which confirmed violations of Vale’s Code of Conduct in 49.1% of these cases.

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

Investigations by our Whistleblower Channel in 2023 resulted in 3,726 corrective actions and disciplinary measures, including 242 terminations of employment.

Further information on the Whistleblower Channel is disclosed in our Ethics & Compliance annual report, available on our website, at https://www.vale.com/esg/ethics-and-compliance. Information on our website is not incorporated by reference in this annual report on Form 20-F.

VALE ANNUAL REPORT FORM 20-F | 206

Principal accountant fees and services

The following table summarizes the fees for professional services and other services rendered to us by our independent auditors PricewaterhouseCoopers Auditores Independentes Ltda. (PwC) in 2023 and 2022.

	Year ended December 31,
	2023	2022
	(US$ thousand)
Audit fees	5,723	5,435
Audit-related fees	562	69
Total fees	6,285	5,504

“Audit fees” are the aggregate fees of PwC for the audit of our annual consolidated financial statements, the audit of the statutory financial statements of our subsidiaries, and reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. They also include fees for services that only the independent auditor reasonably can provide, including the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. “Audit-related fees” are fees charged by PwC for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

VALE ANNUAL REPORT FORM 20-F | 207

Information filed with securities regulators

We are subject to various information and disclosure requirements in those countries in which our securities are traded, and we file consolidated financial statements and other periodic reports with the CVM, B3 and the SEC.

Brazil. Vale’s Common Shares are listed on B3 in São Paulo, Brazil. As a result, we are subject to the information and disclosure requirements of Brazilian Corporate Law, as amended. We are also subject to the periodic disclosure requirements of CVM rules applicable to listed companies and to B3’s “Novo Mercado” Corporate Governance Requirements. Our CVM filings are available from the CVM at https://www.gov.br/cvm or from B3 at https://www.b3.com.br. In addition, they may be accessed at our website, https://vale.com/.

United States. As a result of our ADSs being listed on the New York Stock Exchange, we are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC available to the public from the SEC at https://www.sec.gov/. In addition, as with all of our security filings, they may be accessed at our website, https://vale.com. Such filings and other information on our website are not incorporated by reference in this annual report on Form 20-F. You may also inspect Vale’s reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Vale’s ADSs are listed. For further information on obtaining copies of Vale’s public filings at the New York Stock Exchange, you should call (212) 656-5060.

VALE ANNUAL REPORT FORM 20-F | 208

Exhibits

Exhibit Number
1	Bylaws of Vale S.A., as of April 28, 2023
2	Description of Securities registered under Section 12 of the Exchange Act
4.1	Framework Agreement, dated March 2, 2016, by and among Vale S.A., BHP Billiton Brasil Ltda, Samarco Mineração S.A., the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and certain other public authorities in Brazil (incorporated by reference to Exhibit 4.12 to BHP Billiton Ltd.’s annual report on Form 20-F dated September 21, 2016 (File Nos. 001-09526 and 001-31714, Accession No. 0001193125-16-715037)
4.2	Judicial Settlement for Integral Reparation, dated February 4, 2021, by and among Vale S.A., the Government of the State of Minas Gerais, the Public Defender Office of the State of Minas Gerais, public prosecutors of the State of Minas Gerais and federal prosecutors (incorporated by reference to Exhibit 4.1 to Vale’s annual report on Form 20-F dated March 23, 2021 (File Nos. 001-15030, Accession No. 0001047469-21-000687)
8	List of subsidiaries
12.1	Certification of Chief Executive Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Vale, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351)
15.2	Consents of Qualified Persons for Technical Report Summary for Serra Sul
17.1	Guarantors and Issuers of Guaranteed Securities
96.1	Technical Report Summary for Serra Sul
97	Clawback Policy, as of November 30, 2023
101	Interactive Data File
104	Cover Page Interactive Data File

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

VALE ANNUAL REPORT FORM 20-F | 209

Glossary

Alumina	Aluminum oxide. It is the main component of bauxite and extracted from bauxite ore in a chemical refining process. It is the principal raw material in the electro-chemical process from which aluminum is produced.
Aluminum	A white metal that is obtained in the electro-chemical process of reducing aluminum oxide.
Austenitic stainless steel	Steel that contains a significant amount of chromium and sufficient nickel to stabilize the austenite microstructure, giving to the steel good formability and ductility and improving its high temperature resistance. They are used in a wide variety of applications, ranging from consumer products to industrial process equipment, as well as for power generation and transportation equipment, kitchen appliances and many other applications where strength, corrosion and high temperature resistance are required.
B3	B3 S.A.—Brasil, Bolsa, Balcão (formerly BM&FBOVESPA), a stock exchange located in São Paulo, Brazil.
Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.
Beneficiation	A variety of processes whereby extracted ore from mining is reduced to particles that can be separated into ore-mineral and waste, the former suitable for further processing or direct use.
CFR	Cost and freight. Indicates that all costs related to the transportation of goods up to a named port of destination will be paid by the seller of the goods.
Class 2	Low purity nickel, containing higher levels of deleterious elements and predominantly iron-bearing, that is primarily destined to the stainless steel market.
Coal	Coal is a black or brownish-black solid combustible substance formed by the decomposition of vegetable matter without access to air. The rank of coal, which includes anthracite, bituminous coal (both are called hard coal), sub-bituminous coal, and lignite, is based on fixed carbon, volatile matter, and heating value.
Cobalt	Cobalt is a hard, lustrous, silver-gray metal found in ores, and used in the preparation of magnetic, wear-resistant, and high-strength alloys (particularly for jet engines and turbines). Its compounds are also used in the production of inks, paints, catalysts and battery materials.
Coke	Coal that has been processed in a coke oven, for use as a reduction agent in blast furnaces and in foundries for the purposes of transforming iron ore into pig iron.
Coking coal	Hard coking coal is the highest value segment of the metallurgical coal market segments (see metallurgical coal) because of its high strength factors to form a strong coke.
Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.
Copper	A reddish-brown metallic element. Copper is highly conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.
Copper anode	Copper anode is a metallic product of the converting stage of smelting process that is cast into blocks and generally contains 99% copper grade, which requires further processing to produce refined copper cathodes.
Copper cathode	Copper plate with purity higher than or equal to 99.9% that is produced by an electrolytic process.
Copper concentrate	Material produced by concentration of copper minerals contained in the copper ore. It is the raw material used in smelters to produce copper metal.

VALE ANNUAL REPORT FORM 20-F | 210

Glossary

Cut-off grade	Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include “net smelter return,” “pay limit,” and “break-even stripping ratio”.
CVM	The Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission).
DWT	Deadweight ton. The measurement unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel’s total deadweight is the total weight the vessel can carry when loaded to its maximum permitted load line.
Electrowon copper cathode	Refined copper cathode is a metallic product produced by an electrochemical process in which copper is recovered from an electrolyte and plated onto an electrode. Electrowon copper cathodes generally contain 99.99% copper grade.
Ferroalloys	Manganese ferroalloys are alloys of iron with one or more other chemical elements. These alloys are used to add these other elements to molten metal, usually in steelmaking. The most important ferroalloys are those of manganese, silicon, and chromium.
FOB	Free on board. It indicates that the purchaser pays for shipping, insurance and all the other costs associated with transportation of the goods to their destination.
Gold	A precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.
Grade	The proportion of metal or mineral present in ore or any other host material.
Hematite Ore	Hematite is an iron oxide mineral, but also denotes the high-grade iron ore type within the iron deposits.
Inferred Mineral Resource	Is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
Indicated Mineral Resource	Is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
Iron ore pellets	Agglomerated ultra-fine iron ore particles of a size and quality suitable for particular iron making processes. Our iron ore pellets range in size from 8 mm to 18 mm.
Itabirite ore	Itabirite is a banded iron formation and denotes the low-grade iron ore type within the iron deposits.
Limonite	An iron and aluminum oxides rich horizon formed by decomposition of pre-existing rocks within a surface weathering environment.
Lower Class I	High purity nickel, containing lower levels of deleterious elements, that is used in low premium applications (e.g., foundry).
Lump ore	Iron ore or manganese ore with the coarsest particle size in the range of 6.35 mm to 50 mm in diameter, but varying slightly between different mines and ores.

VALE ANNUAL REPORT FORM 20-F | 211

Glossary

Manganese ore	A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganite. Manganese ore is essential to the production of virtually all steels and is important in the production of cast iron.
Measured Mineral Resource	Is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.
Metallurgical coal	Coal used in the production of steel, comprising multiple segments, including hard coking coal (see hard coking coal), semi-hard coking coal, semi-soft coking coal, all used to produce coke to feed a blast furnace; and PCI (pulverized coal injection) coal used for direct injection fuel source into the blast furnace (see PCI). A bituminous hard coal with a quality that allows the production of coke. Normally used in coke ovens for metallurgical purposes.
Mineral deposit(s)	A mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.
Mineral reserve	Is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Mineral resource	Is a concentration or occurrence of materials of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
Mt	Million metric tons.
Mtpy	Million metric tons per year.
Nickel	A silvery white metal that takes on a high polish. It is hard, malleable, ductile, somewhat ferromagnetic, and a fair conductor of heat and electricity. It belongs to the iron-cobalt group of metals and is chiefly valuable for the alloys it forms, such as stainless steel and other corrosion-resistant alloys.
Nickel laterite	Deposits are formed by intensive weathering of olivine-rich ultramafic rocks such as dunite, peridotite and komatiite.
Nickel matte	An intermediate smelter product that must be further refined to obtain pure metal.
Nickel pig iron	A low-grade nickel product, made from lateritic ores, suitable primarily for use in stainless steel production. Nickel pig iron typically has a nickel grade of 1.5-6% produced from blast furnaces. Nickel pig iron can also contain chrome, manganese, and impurities such as phosphorus, sulfur and carbon. Low-grade ferro-nickel (FeNi) produced in China through electric furnaces is often also referred to as nickel pig iron.
Nickel sulfide	Formed through magmatic processes where nickel combines with sulfur to form a sulfide phase. Pentlandite is the most common nickel sulfide ore mineral mined and often occurs with chalcopyrite, a common copper sulfide mineral.
Ntk	Net ton (the weight of the goods being transported excluding the weight of the wagon) kilometer.
Open-pit mining	Method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden (surface material covering the valuable deposit) is relatively thin, or the material of interest is structurally unsuitable for underground mining.

VALE ANNUAL REPORT FORM 20-F | 212

Glossary

Oxides	Compounds of oxygen with another element. For example, magnetite is an oxide mineral formed by the chemical union of iron with oxygen.
Palladium	A silver-white metal that is ductile and malleable, used primarily in automobile-emissions control devices, and electrical applications.
PCI	Pulverized coal injection. Type of coal with specific properties ideal for direct injection via the tuyeres of blast furnaces. This type of coal does not require any processing or coke making, and can be directly injected into the blast furnaces, replacing lump cokes to be charged from the top of the blast furnaces.
Pelletizing	Iron ore pelletizing is a process of agglomeration of ultra-fines produced in iron ore exploitation and concentration steps. The three basic stages of the process are: (i) ore preparation (to get the correct fineness); (ii) mixing and balling (additive mixing and ball formation); and (iii) firing (to get ceramic bonding and strength).
PGMs	Platinum group metals. Consist of platinum, palladium, rhodium, ruthenium, osmium and iridium.
Phosphate	A phosphorous compound, which occurs in natural ores and is used as a raw material for primary production of fertilizer nutrients, animal feeds and detergents.
Pig iron	Product of smelting iron ore usually with coke and limestone in a blast furnace.
Platinum	A dense, precious, grey-white transition metal that is ductile and malleable and occurs in some nickel and copper ores. Platinum is resistant to corrosion and is used primarily in jewelry, and automobile-emissions control devices.
Precious metals	Metals valued for their color, malleability, and rarity, with a high economic value driven not only by their practical industrial use, but also by their role as investments. The widely-traded precious metals are gold, silver, platinum and palladium.
Primary nickel	Nickel produced directly from mineral ores.
Probable mineral reserves	Is the economically minerable part of an indicated and, in some cases, a measured mineral resource.
Proven mineral reserves	Is the economically minerable part of a measured mineral resource and can only result from conversion of a measured resource.
Real, reais or R$	The official currency of Brazil is the real (singular) (plural: reais).
ROM	Run-of-mine. Ore in its natural (unprocessed) state, as mined, without having been crushed.
Saprolite	Clay-rich horizon formed by decomposition of pre-existing rocks within a surface weathering environment.
Secondary or scrap nickel	Stainless steel or other nickel-containing scrap.
Seaborne market	Comprises the total ore trade between countries using ocean bulk vessels.
Silver	A ductile and malleable metal used in photography, coins and medal fabrication, and in industrial applications.
Sinter feed (also known as fines)	Iron ore fines with particles in the range of 0.15 mm to 6.35 mm in diameter. Suitable for sintering.
Sintering	The agglomeration of sinter feed, binder and other materials, into a coherent mass by heating without melting, to be used as metallic charge into a blast furnace.
Slab	The most common type of semi-finished steel. Traditional slabs measure 10 inches thick and 30-85 inches wide (and average 20 feet long), while the output of the recently developed “thin slab” casters is two inches thick. Subsequent to casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.

VALE ANNUAL REPORT FORM 20-F | 213

Glossary

Stainless steel	Alloy steel containing at least 10% chromium and with superior corrosion resistance. It may also contain other elements such as nickel, manganese, niobium, titanium, molybdenum, copper, in order to improve mechanical, thermal properties and service life. It is primarily classified as austenitic (200 and 300 series), ferritic (400 series), martensitic, duplex or precipitation hardening grades.
Tpy	Metric tons per year.
Troy ounce	One troy ounce equals 31.103 grams.
Underground mining	Mineral exploitation in which extraction is carried out beneath the earth’s surface.
Upper Class I	High purity nickel, containing lower levels of deleterious elements, that is used in high premium applications (e.g., plating and super alloys).
U.S. dollars or US$	The United States dollar.

VALE ANNUAL REPORT FORM 20-F | 214

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALE S.A.
	By:	/s/ Eduardo de Salles Bartolomeo
Name: Eduardo de Salles Bartolomeo
Title: Chief Executive Officer

	By:	/s/ Gustavo Duarte Pimenta
Name: Gustavo Duarte Pimenta
Title: Executive Vice-President Finance and Investor Relations

Date: April 19, 2024

VALE ANNUAL REPORT FORM 20-F | 215

Salobo plant - Marabá, Pará, Brazil

Financial Statements

December 31, 2023

IFRS

VALE

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Vale S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Provisions for de-characterization of the dam structures

As described in Note 27 (a) to the consolidated financial statements, the Company's provision for de-characterization of all its tailings dams built under the upstream method, certain "centerline structures" and dikes, located in Brazil was US$ 3,451 million as of December 31, 2023, and additions to the provision for the year ended December 31, 2023 was US$ 153 million. The provisions recorded are based on the estimation of costs to be incurred for each of the de-characterization projects that will last up to 15 years. Management applies significant judgment in developing the estimates for de-characterization of the dams structures including (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update. In addition, as management has further disclosed, given the nature and uncertainties inherent in this type of provision, the amounts recognized and disclosed will be reassessed by the Company at each reporting period and may be adjusted significantly in future periods, as new facts and circumstances become known.

The principal considerations for our determination that performing procedures relating to the provisions for de-characterization of the dams structures is a critical audit matter are (i) the significant judgment by management, including the use of specialists, when developing the estimates of the total expected costs to carry out all de-characterization projects related to the dams, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to volume of the waste to be removed and engineering methods and solutions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimates of the provision for de-characterization of the dams structures. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of the engineering solutions and significant assumptions used by management related to volume of the waste to be removed and engineering methods to execute this removal. As a basis for using this work, the specialists' qualifications were understood and the Company's relationship with these specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by specialists and procedures to assess whether these were consistent with internal and external references, as well as evidence available or obtained in other areas of the audit. Additionally, these procedures included evaluating whether the assumptions related to volume of the waste to be removed and engineering methods and solutions were reasonable considering the information available according to the engineering phase of each project and the historic information gathered from the ongoing de-characterizations projects of the Company.

Tax litigation

As described in Note 28 to the consolidated financial statements, the Company has recognized provisions for tax litigations in the amount of US$ 90 million as of December 31, 2023 and disclosed contingent liabilities related to tax litigation in the amount of US$ 7,235 million, and US$ 5,411 million related to uncertain income tax position under discussion with tax authorities, as described in Note 8 (e). The Company recognizes a provision for tax litigation in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated, with the support of Company's specialists. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. In case of income tax pending litigations, management determines whether it is probable or not that taxation authorities will accept the uncertain tax treatment. If management concludes it is not probable that taxation authorities will accept the uncertain tax treatment, a provision for income tax is recognized. The Company also discloses the contingency in circumstances where management concludes: (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred; or (ii) in case of income tax pending litigations, it is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax litigation are a critical audit matter are (i) the significant judgments by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss and possible outcomes for each tax litigation claim can be made, which in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management's assessment of the loss contingencies associated with litigation claims; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

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

Liabilities related to associates and joint ventures

As described in Note 26 to the consolidated financial statements, the Company has recognized a provision related to the Samarco Mineração S.A. ("Samarco") dam failure in the amount of US$4,427 million as of December 31, 2023, including additions to the provision for the year ended December 31, 2023, in the amount of US$1,200 million. The Fundão tailings dam is owned by Samarco, a joint venture between Vale S.A. and BHP Billiton Brasil Ltda. ("BHPB"), where the failure was experienced in November, 2015. The Company and BHPB have assumed responsibility in a proportion of fifty percent each for the obligations generated that cannot be financially fulfilled by Samarco itself, the primary responsible party. The provision recorded is based on the estimation of cash outflows to be incurred and it requires the use of assumptions and estimates that can significantly change its value due to: (i) scope and cost of completing pre defined programs; (ii) potential future settlement agreement in respect to the Federal Public Prosecution Office claim; (iii) the extent to which Samarco will be able to directly fund future obligations; (iv) resolution of existing and potential legal claims; and (v) updates to the discount rate. In addition, as management has further disclosed, given the nature and uncertainties inherent in this type of provision, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.

The principal considerations for our determination that performing procedures relating to the provisions related to the Samarco dam failure is a critical audit matter are (i) the significant judgment by management, including the use of legal advisors, when developing the estimates of the total expected cash outflows, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimates of the provision related to the Samarco dam failure. The procedures also included, among others, obtaining confirmations and positions from the management’s external and internal legal advisors involved in the related legal actions and in the negotiations for a potential settlement agreement, in addition to inquiries to the Company's executive directors. In addition, the procedures included evaluating the reasonableness of the models, the data, the application of discount rate and other assumptions used to form the provision estimate, with the involvement of our internal experts with specialized skills and knowledge, which also included sensitivity analysis of the main assumptions used and the impacts of their possible changes on the calculated provision. The procedures also included evaluating the accounting treatment adopted by the Company to recognize the provision and its movements in the year ended December 31, 2023, as well as financial statements disclosures.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil

February 22, 2024

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

Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting is effective as of December 31, 2023.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their unqualified report which appears herein.

February 22th, 2024.

Eduardo de Salles Bartolomeo

Chief Executive Officer

Gustavo Duarte Pimenta

Chief Financial Officer and Investors Relations

Consolidated Income Statement

In millions of United States dollars, except earnings per share

		Year ended December 31,
	Notes	2023	2022	2021
Continuing operations
Net operating revenue	4(b)	41,784	43,839	54,502
Cost of goods sold and services rendered	5(a)	(24,089)	(24,028)	(21,729)
Gross profit		17,695	19,811	32,773

Operating expenses
Selling and administrative	5(b)	(553)	(515)	(481)
Research and development		(723)	(660)	(549)
Pre-operating and operational stoppage	27	(450)	(479)	(648)
Other operating expenses, net	5(c)	(1,498)	(1,722)	(2,976)
Impairment reversal (impairment) and results on disposal of non-current assets, net	19	(266)	773	(426)
Operating income		14,205	17,208	27,693

Financial income	6	432	520	337
Financial expenses	6	(1,459)	(1,179)	(1,249)
Other financial items, net	6	(919)	2,927	4,031
Equity results and other results in associates and joint ventures	15 and 26	(1,108)	305	(1,271)
Income before income taxes		11,151	19,781	29,541

Income taxes	8(a)	(3,046)	(2,971)	(4,697)

Net income from continuing operations		8,105	16,810	24,844
Net income attributable to noncontrolling interests		122	82	108
Net income from continuing operations attributable to Vale's shareholders		7,983	16,728	24,736

Discontinued operations
Net income (loss) from discontinued operations	16(l)	-	2,060	(2,376)
Loss attributable to noncontrolling interests		-	-	(85)
Net income (loss) from discontinued operations attributable to Vale's shareholders		-	2,060	(2,291)

Net income		8,105	18,870	22,468
Net income attributable to noncontrolling interests		122	82	23
Net income attributable to Vale's shareholders		7,983	18,788	22,445

Basic and diluted earnings per share from continuing operations	9
Common share (US$)		1.83	3.61	4.93

Basic and diluted earnings per share attributable to Vale's shareholders	9
Common share (US$)		1.83	4.05	4.47

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

		Year ended December 31,
	Notes	2023	2022	2021
Net income		8,105	18,870	22,468
Other comprehensive income:
Items that will not be reclassified to income statement
Translation adjustments of the Parent Company		2,966	2,259	(2,174)
Retirement benefit obligations		(68)	269	475
Fair value adjustment to investment in equity securities		13	-	397
		2,911	2,528	(1,302)

Items that may be reclassified to income statement
Translation adjustments of foreign operations		(522)	(1,306)	918
Net investment hedge	20	139	81	(118)
Cash flow hedge	20	(19)	19	3
Reclassification of cumulative translation adjustment to income statement	15 and 16	-	(4,830)	(4,749)
		(402)	(6,036)	(3,946)
Comprehensive income		10,614	15,362	17,220

Comprehensive income attributable to noncontrolling interests		125	80	21
Comprehensive income attributable to Vale's shareholders		10,489	15,282	17,199

Items above are stated net of tax and the related taxes are disclosed in note 8.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

		Year ended December 31,
	Notes	2023	2022	2021
Cash flow from operations	10(a)	17,252	18,762	33,414
Interest on loans and borrowings paid	10(c)	(743)	(785)	(693)
Cash received (paid) on settlement of derivatives, net	20(a)	567	(83)	(197)
Payments related to Brumadinho event	25	(1,330)	(1,093)	(1,388)
Payments related to de-characterization of dams	27	(458)	(349)	(338)
Interest on participative shareholders' debentures paid	22	(233)	(371)	(418)
Income taxes paid (including settlement program)		(1,890)	(4,637)	(4,385)
Net cash generated by operating activities from continuing operations		13,165	11,444	25,995
Net cash generated (used) by operating activities from discontinued operations	16(l)	-	41	(316)
Net cash generated by operating activities		13,165	11,485	25,679

Cash flow from investing activities:
Capital expenditures	4(c)	(5,920)	(5,446)	(5,033)
Payments related to Samarco dam failure	26	(553)	(338)	(413)
Additions to investments		(19)	-	(42)
Proceeds (payments) from disposal of investments, net	10(b)	(139)	577	704
Dividends received from associates and joint ventures		204	219	190
Short-term investment		127	260	582
Other investing activities, net		(19)	145	(129)
Net cash used in investing activities from continuing operations		(6,319)	(4,583)	(4,141)
Net cash used in investing activities from discontinued operations	16(l)	-	(103)	(2,469)
Net cash used in investing activities		(6,319)	(4,686)	(6,610)

Cash flow from financing activities:
Loans and borrowings from third parties	10(c)	1,950	1,275	930
Payments of loans and borrowings from third parties	10(c)	(658)	(2,300)	(1,927)
Payments of leasing	24	(233)	(224)	(215)
Dividends and interest on capital paid to Vale’s shareholders	30(e)	(5,513)	(6,603)	(13,483)
Dividends and interest on capital paid to noncontrolling interest		(41)	(12)	(30)
Shares buyback program	30(c)	(2,714)	(6,036)	(5,546)
Acquisition of stake in VOPC	16(e)	(130)	-	-
Net cash used in financing activities from continuing operations		(7,339)	(13,900)	(20,271)
Net cash used in financing activities from discontinued operations	16(l)	-	(11)	(13)
Net cash used in financing activities		(7,339)	(13,911)	(20,284)

Net decrease in cash and cash equivalents		(493)	(7,112)	(1,215)
Cash and cash equivalents in the beginning of the year		4,736	11,721	13,487
Effect of exchange rate changes on cash and cash equivalents		69	138	(551)
Effect of transfer PTVI to non-current assets held for sale	16(b)	(703)	-	-
Cash and cash equivalents from subsidiaries sold, net		-	(11)	-
Cash and cash equivalents at end of the year		3,609	4,736	11,721

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	21	3,609	4,736
Short-term investments	21	51	61
Accounts receivable	11	4,197	4,319
Other financial assets	14	271	342
Inventories	12	4,684	4,482
Recoverable taxes	8(f)	900	1,272
Judicial deposits	28(d)	611	-
Other		444	314
		14,767	15,526
Non-current assets held for sale	16(b)	3,933
		18,700	15,526
Non-current assets
Judicial deposits	28(d)	798	1,215
Other financial assets	14	593	280
Recoverable taxes	8(f)	1,374	1,110
Deferred income taxes	8(b)	9,565	10,770
Other		1,257	1,019
		13,587	14,394

Investments in associates and joint ventures	15	1,872	1,798
Intangibles	17	11,631	10,238
Property, plant, and equipment	18	48,396	44,938
		75,486	71,368
Total assets		94,186	86,894

Liabilities
Current liabilities
Suppliers and contractors	13	5,272	4,461
Loans and borrowings	23	824	307
Leases	24	197	182
Other financial liabilities	14	1,676	1,672
Taxes payable	8(f)	1,314	470
Settlement program ("REFIS")	8(d)	428	371
Liabilities related to Brumadinho	25	1,057	944
Liabilities related to associates and joint ventures	26	837	1,911
De-characterization of dams and asset retirement obligations	27	1,035	661
Provisions for litigation	28	114	106
Employee benefits	29	964	930
Dividends payable		-	1,383
Other		376	493
		14,094	13,891
Liabilities associated with non-current assets held for sale	16(b)	561
		14,655	13,891
Non-current liabilities
Loans and borrowings	23	11,647	10,874
Leases	24	1,255	1,349
Participative shareholders' debentures	22	2,874	2,725
Other financial liabilities	14	3,373	2,843
Settlement program ("REFIS")	8(d)	1,723	1,869
Deferred income taxes	8(b)	870	1,413
Liabilities related to Brumadinho	25	2,003	2,368
Liabilities related to associates and joint ventures	26	3,590	1,410
De-characterization of dams and asset retirement obligations	27	6,694	6,520
Provisions for litigation	28	885	1,186
Employee benefits	29	1,381	1,260
Streaming transactions	7	1,962	1,612
Other		293	216
		38,550	35,645
Total liabilities		53,205	49,536

Equity	30
Equity attributable to Vale's shareholders		39,461	35,867
Equity attributable to noncontrolling interests		1,520	1,491
Total equity		40,981	37,358
Total liabilities and equity		94,186	86,894

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Consolidated shareholders’ equity
Balance as of December 31, 2020		61,614	1,139	7,042	(2,441)	(2,056)	(29,554)	-	35,744	(923)	34,821
Net income		-	-	-	-	-	-	22,445	22,445	23	22,468
Other comprehensive income		-	-	758	-	886	(6,890)	-	(5,246)	(2)	(5,248)
Fair value reclassification of Mosaic shares	16(j)	-	-			(522)		522	-
Dividends and interest on capital of Vale's shareholders	30(d)	-	-	(4,296)	-	-	-	(8,368)	(12,664)	-	(12,664)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(25)	(25)
Acquisitions and disposals of noncontrolling interest	16(l)	-	-	-	-	(331)	-	-	(331)	1,761	1,430
Appropriation to undistributed retained earnings		-	-	14,599	-	-	-	(14,599)	-	-	-
Shares buyback program	30(c)	-	-	-	(5,546)	-	-	-	(5,546)	-	(5,546)
Share-based payment program	29(b)	-	-	-	-	63	-	-	63	-	63
Treasury shares canceled	30(b)	-	-	(2,401)	2,408	-	-	-	7	-	7
Balance as of December 31, 2021		61,614	1,139	15,702	(5,579)	(1,960)	(36,444)	-	34,472	834	35,306
Net income		-	-	-	-	-	-	18,788	18,788	82	18,870
Other comprehensive income		-	-	756	-	269	(4,531)	-	(3,506)	(2)	(3,508)
Dividends and interest on capital of Vale's shareholders	30(d)	-	-	(3,500)	-	-	-	(4,386)	(7,886)	-	(7,886)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(7)	(7)
Acquisitions and disposals of noncontrolling interest	16(l)	-	-	-	-	-	-	-	-	584	584
Appropriation to undistributed retained earnings		-	-	14,402	-	-	-	(14,402)	-	-	-
Shares buyback program	30(c)	-	-	-	(6,036)	-	-	-	(6,036)	-	(6,036)
Share-based payment program	29(b)	-	-	-	-	16	-	-	16	-	16
Treasury shares canceled	30(b)	-	-	(6,616)	6,635	-	-	-	19	-	19
Balance as of December 31, 2022		61,614	1,139	20,744	(4,980)	(1,675)	(40,975)	-	35,867	1,491	37,358
Net income		-	-	-	-	-	-	7,983	7,983	122	8,105
Other comprehensive income		-	-	1,495	-	(73)	1,084	-	2,506	3	2,509
Dividends and interest on capital of Vale's shareholders	30(d)	-	-	(437)	-	-	-	(3,744)	(4,181)	-	(4,181)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(37)	(37)
Acquisitions and disposals of noncontrolling interest	16(e)	-	-	-	-	3	-	-	3	(59)	(56)
Appropriation to undistributed retained earnings		-	-	4,239	-	-	-	(4,239)	-	-	-
Shares buyback program	30(c)	-	-	-	(2,714)	-	-	-	(2,714)	-	(2,714)
Share-based payment programs	29(b)	-	-	-	26	(29)	-	-	(3)	-	(3)
Treasury shares canceled	30(b)	-	-	(4,164)	4,164	-	-	-	-	-	-
Balance as of December 31, 2023		61,614	1,139	21,877	(3,504)	(1,774)	(39,891)	-	39,461	1,520	40,981

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 30.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

As part of its strategy, Vale also holds investments in energy businesses through associates and joint ventures to meet energy consumption needs through renewable sources.

The Company also used to produce and sell thermal and metallurgical coal until April 2022, when Vale concluded the sale of this operation. The results from the coal operation by the closing of the disposal process are presented in these financial statements as “discontinued operations”. Further details in note 16(l).

The Company's operations are organized into two operational segments: "Iron Ore Solutions" and "Energy Transition Metals" (note 4).

Iron Ore Solutions – Comprise iron ore extraction and iron ore pellet production, as well as the north, south, and southeast transportation corridors in Brazil, including railways, ports and terminals linked to mining operations.

•	Iron ore: Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals. In July 2022, the Company concluded the sale of the Midwestern System (note 16g).

•	Iron ore pellets: Vale operates six pelletizing plants in Brazil and two in Oman.

•	Manganese: In January 2022, the Company concluded the sale of its ferroalloy operations and, therefore, Vale is no longer a producer of manganese (note 16i).

Energy Transition Metals – Includes the production of nickel, copper and its by-products. In 2023, the Company transferred the assets related to this segment to a new entity, "Vale Base Metals Limited." In July 2023, Vale entered into agreements with Manara Minerals and Engine No. 1 to sell a minority stake in this business, in line with its strategy for this segment (notes 3 and 16c).

•	Nickel: The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Indonesia and nickel refining facilities in the United Kingdom and Japan. In November 2023, the Company signed an agreement for the divestment of PT Vale Indonesia Tbk ("PTVI"), which will result in the loss of control over this operation (note 16b). Vale also has nickel operations in Onça Puma, located in the State of Pará.

•	Copper: In Brazil, Vale produces copper concentrates at Sossego and Salobo in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario), Voisey’s Bay (located in Newfoundland and Labrador), and Thompson (located in Manitoba).

•	Cobalt, PGM, and other precious metals: The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale Canada also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

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

These financial statements were authorized for issue by the Board of Directors on February 22, 2024.

a) New accounting standards and amendments

Amendments to IAS 12 - OECD Pillar Two Rules

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

In May 2023, the IASB made amendments to IAS 12 - Income Taxes, which provide a temporary relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules.

For the Company, Pillar Two rules will be adopted from 2024 in the Netherlands, Switzerland, United Kingdom, Japan and Luxembourg. The Company has applied the temporary relief from the requirement to recognize and disclose deferred taxes related to Pillar Two effects and, therefore, there was no impact in these financial statements for the year ended December 31, 2023.

The Company is still assessing the impacts it may have on current income tax expenses for future reporting periods however, the Company currently does not expect any material impacts in its financial statements from the Pillar Two rules.

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The change is effective for annual years beginning on or after January 1, 2023, and requires the recognition of a deferred tax asset and a deferred tax liability when a single transaction generates taxable and deductible temporary differences at the same time. The adoption of the amendment did not result in any impact in the Company’s financial position nor in the income statement. However, the Company started presenting separately both deferred tax asset and the deferred tax liability arising from decommissioning of assets, environmental obligations, and leasing as presented in note 8(b).

Other recently issued or amended accounting standards

Certain other new accounting standards, amendments and interpretations have been published that are not mandatory for December 31, 2023, reporting periods or have not materially impacted these financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact in future reporting periods.

b) Principles of Consolidation

The Company's financial projections reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect subsidiaries (“subsidiaries”). Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including subsidiaries, affiliates, joint ventures, and the financial policies applied in preparing the consolidated financial projections are described in note 15.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Functional currency and presentation currency

The financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The income statement and cash flows statements of the Parent Company and its investees which have a functional currency other than US$ are translated into US$ at the average monthly exchange rate, the assets and liabilities are translated at the final rate and the other equity items are translated at the historical rate. All monetary exchange differences are recognized in comprehensive income as “Translation adjustments”.

When a foreign operation is totally or partially disposed, the monetary exchange differences that were recorded in the equity are recognized in the income statement for the year, see accounting policy in note 15 of these financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate
	2023	2022	2021	2023	2022	2021
US Dollar ("US$")	4.8413	5.2177	5.5805	4.9954	5.1655	5.3956
Canadian dollar ("CAD")	3.6522	3.8550	4.3882	3.7026	3.9705	4.3042
Euro ("EUR")	5.3516	5.5694	6.3210	5.4023	5.4420	6.3784

d) Critical accounting estimates and judgments

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

The areas involving significant estimates or judgements or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions are presented in the following notes:

Note	Significant estimates and judgments
7	Streaming transactions
8	Deferred income taxes and uncertain tax positions
15	Consolidation
18	Mineral reserves and mines useful life
19	Impairment of non-current assets
20	Fair values estimate
25	Liabilities related to Brumadinho
26	Liabilities related to associates and joint ventures
27	Provision for de-characterization of dam structures and asset retirement obligations
28	Litigation
29	Employee post-retirement obligation

e) Material accounting policies

The material accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent in all years presented.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Financial information related to sustainability

The Company intends to integrate sustainability into its business through a comprehensive approach, based on systematic planning and execution, prioritizing risk and impact management as well as establishing a social, economic and environmental legacy.

The investments announced by the Company’s and its strategy for sustainability initiatives were assessed in the context of the Company's critical accounting judgments and key estimates. Future changes in this strategy or in the global scenario may affect the Company's main estimates and may result in material impacts on the income statement and on assets and liabilities of the Company in future reporting periods.

Strategy	Impact on Financial Statements
Reduction of greenhouse gas (“GHG”) emissions by increasing the energy efficiency of processes and development of solutions based on the substitution of fossil energy sources with renewable or lower emission intensity alternatives	- Investing in subsidiaries, associates, and joint ventures - Expenses along the value chain to support decarbonization - Impairment of assets
Investment in renewable energy sources to reduce GHG emisions	- Power Purchase Agreement (“PPA”) - Property, plant, and equipment - Expenses along the value chain to support decarbonization
Limited use of high-integrity carbon credits to eventually meet the Scope 3 GHG emissions reduction target	- Intangible - Expense of carbon credit - Investing in subsidiaries, associates, and joint ventures
Community safety	- Liabilities related to Brumadinho - Provision for de-characterization of dam structures and asset retirement obligations - Liabilities related to associates and joint ventures
Support for small suppliers	- Suppliers and contractors
Compensation programs aligned with Environmental, Social and Governance (“ESG”) linked business strategy	- Employee benefits

The main actions taken or announced to date, which have already resulted or will result in a direct impact on the Company's financial statements are described below. Other initiatives are detailed in the Integrated Report, made available at the Company's website, which were not incorporated by reference.

Environmental pillar

Climate changes

In a global context where extreme climate events are becoming more frequent and the average global temperature exceeds historical averages (according to the World Meteorological Organization - WMO), the mapping of these risks and their effects, as well as mitigation actions, becomes crucial for analyzing the Company's strategies. Similarly, governments and regulatory authorities are advancing and tightening their policies.

The Company intends to reduce greenhouse gas emissions from its operations, in line with the Paris Agreement objective of limiting global warming to well below 2°C (3.6 °F). The Company's strategy considers as main objectives:

•	33% reduction in absolute Scope 1 and 2 emissions by 2030 (based on the emissions from the year 2017) and 100% of electricity consumption from renewable sources by 2030 globally;
•	Net zero Scope 1 and 2 emissions by 2050; and
•	15% net reduction by 2035 of indirect emissions in the value chain by 2035, aligned with the scenario of limiting global warming to 2°C.

Decarbonization plan

The Company has a plan to meet the target for reducing Scopes 1 and 2 and expects to invest an amount ranging from US$4 billion to US$6 billion by 2030 to develop low carbon solutions, such as electrification, of the use of biofuels and the utilization of renewable energy. The current portfolio of initiatives encompasses over 40 projects, prioritizing the most cost-competitive initiatives to meet the 2030 target.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

To increase renewable energy sources, in November 2022, the Company announced the operational start-up of the Sol do Cerrado solar project. In July 2023, the Company received the last authorization needed from the National Electric Energy Agency ("ANEEL") for the operation. As of December 31, 2023, the Property, plant, and equipment of Sol do Cerrado was US$590 (R$3.000 million).

The Company also has Power Purchase Agreements (“PPAs”) with renewable energy suppliers, reducing its Scope 2 emissions. These supply contracts were entered into and continue to be held to own use and, therefore, it falls outside the scope of IFRS 9 - Financial Instruments. The PPAs are accounted for as executory contracts and the expenses are recorded as incurred.

Additionally, Vale has assessed its decarbonization goals considering the criteria for provision in accordance with IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets and it did not record any provision since these commitments are not deemed a legal nor constructive obligation.

Carbon pricing

All investment decisions are subjected to analysis, considering the internal carbon price per ton of CO2 equivalent. Vale adopts an internal price of US$50/tCO2e, established in accordance with the Carbon Pricing Leadership Coalition ("CPLC"). The internal carbon price is used in the decision-making process for resource allocation in the Company's current and capital projects.

Incorporating a cost for GHG in the feasibility analysis provides a clear demonstration of how these emissions can influence the evaluation of a project during the decision-making process. By assigning a direct financial consequence to emissions, portfolio projects can be assessed more holistically, considering the environmental impact alongside more traditional financial metrics. This practice, in addition to promoting investments in GHG reduction, also positions the Company for a scenario with more stringent regulations.

Aiming to incentivize the voluntary carbon market, Vale and the Algar Group signed an agreement for the purchase of high-integrity forest carbon credits until 2030. The agreement stipulated Vale's purchase of approximately 133.000 credits, equivalent to the protection of approximately 50.000 hectares of forest this year. Each carbon credit corresponds to one metric ton of carbon dioxide equivalent that was not emitted into the atmosphere, in the case of this forest protection project.

For each transaction, Vale assesses the business model concerning carbon credits for subsequent classification, recognition, and measurement of its asset. Carbon credits will be recorded as intangible assets and measured at cost in accordance with IAS 38 – Intangible assets. Carbon credits acquired for resale will be recorded as inventories and measured at fair value less costs to sell according to IAS 2 - Inventories. The Company also analyses whether there are embedded derivatives in the sale and purchase contracts of carbon credits as required by IFRS 9 – Financial Instruments. For the year ended December 31, 2023, the Company recorded expenses of US$4 in relation to carbon credits.

Impact of transition risks related to climate changes on asset carrying values

During the development of its strategic plan, the Company assesses scenarios related to climate change and establishes the baseline to guide its business positioning, as well as to test resilience against other exploratory scenarios. The Company's approach to climate change is shaped by an analysis of global megatrends through a scenario-building tool. These scenarios not only provide insights into the future of mining but also influence commodity price forecasts, capital allocation, portfolio decisions, business strategies, and can be associated with the increase in global temperature.

In this context, the Company observes the persistence of the typical cycles in the mining industry over the coming decades, driven by an energy transition that unfolds asynchronously and unevenly across different sectors and regions. Vale conducted an analysis of the resilience of its product portfolio in the face of climate change scenarios, based on the International Energy Agency's scenarios.

The potential financial impacts on the Company of climate change and the transition to a low carbon economy have been considered in the assessment of the Company’s critical accounting estimates, which includes indicators of impairment, such as demand for the Company’s commodities decreasing, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or reputational responses to climate change.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The impairment test undertaken by the Company for these financial statements did not result in any asset impairment due to this matter. However, given the complexity of modeling, identification of additional risks, and the planning and execution of actions in response to identified risks, transition risks may result in material impacts on the Company's financial statements in future reporting periods.

Physical risk impacts related to climate changes on asset carrying values

The Company's operations are exposed to events related to climate change. Therefore, the Company assessed the potential impacts of physical risks related to climate change on the models used for the impairment testing of the assets, such as operational disruptions caused by increased frequency or severity of extreme weather events, and those related to chronic risks resulting from longer-term changes in climate patterns.

The Company did not identify any impairment indicators for assets in these financial statements due to the physical risks considered in the assessment. However, given the complexity of physical risk modeling and the ongoing nature of the Company's physical risk assessment process, the identification of additional risks or detailed development of the response to identified risks may result in material impacts on the Company's financial statements in future reporting periods.

Social pillar

Sustainable mining

•	In March 2023, the Company started operations at the Gelado Project, which will produce pellet feed from the reutilization of tailings dam deposited at the site for almost four decades. As of December 31, 2023, the Company invested US$50 (2022: US$65) in capital investment in the Gelado Project to make the value chain increasingly sustainable. Due to the high quality of the pellets manufactured on-site, our steelmaking customers can reduce their carbon emissions compared to using lower-quality products.

•	In June 2022, the Company announced the creation of an operation of Corporate Venture Capital (“Vale Ventures”), the objective is to invest approximately US$100 in sustainable mining initiatives. The Company's objective is to acquire minority stakes in startups that are focused on decarbonization initiatives within the mining value chain, zero waste mining, energy transition metals and other technologies.

In 2023, Vale Ventures invested US$19 in the acquisition of minority stakes. Among these investments are the transformative biology startup Allonia, LLC ("Allonia") and the Boston Electrometallurgical Company ("Boston Metal"), whose objective is developing technology focused on steel decarbonization.

Also in 2023, Vale Ventures invested US$3 in venture capital funds, represented by Evok Fund II Limited Partnership (“Evok Innovations”) and Cathay Innovation Global Fund III (“Cathay Innovation”).

•	The Company performs the filtration of tailings with its treatment for solid-state stacking, reducing or eliminating disposal in tailings dams. Tailings filtration plants began to be installed by Vale in 2019, with investments in dry stacking and processing systems totaling US$ 144 in 2023 (2022: US$305).

•	The implementation and execution of future use projects, after the decommissioning, is not required by law. However, the Company has been studying a governance to assess the future use, considering its aptitudes, post-operational usage intention, socio-economic development of the community and the characteristics of the physical and biotic environments in which Vale operates. Any future commitments, if assumed by Vale, may result in material impact on the amount of the asset retirement obligation provision.

•	In October 2022, the Company established the company Co-log Logística de Coprodutos S.A ("Agera") to develop and expand the Sustainable Sand business. Agera receives sand produced from the treatment of tailings generated by Vale's iron ore operations and promotes its commercialization and distribution. The new company also invests in research and development of new solutions for the product. The Company disbursed US$1 in 2023, which is recorded as research and development expenses.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Communities
•	In 2023, the Company entered into a Cooperation and Commitment Agreement with the Krenak indigenous community to support initiatives focused on ethnodevelopment and education. In 2023, the Company disbursed US$5, and these expenditures were directly recognized in the financial results as other operating expenses.

•	In 2023, Vale continued the implementation of the Environmental Basic Plan with the indigenous communities Tupiniquim and Guarani, which includes initiatives for institutional and cultural strengthening, ethnodevelopment, and management. Examples include conducting project management courses, entrepreneurship workshops, biofertilizer production, coffee cultivation, tourism management, among other actions. In 2023, the Company disbursed US$2, and these expenditures were directly recognized in the financial results as other operating expenses. Future expenses will be recorded in the period in which they occur.

•	Three indigenous communities neighboring Vale's operations in have signed agreements for the development of their consultation protocols, or territorial and environmental management plans, or life plans: Kayapó in Pará, Ka’apor, and Guajajara from the Caru Indigenous Land in Maranhão, in line with the Company's Social Ambition. The Company disbursed US$7 in 2023, and these expenditures were directly recognized in the financial results as other operating expenses. Future expenses will be recorded in the period in which they occur.

•	To contribute with its suppliers’ development, the Company has created a website with financial institutions aiming to enable small and medium suppliers to anticipate their receivables with better interest rates. As of December 31, 2023, the outstanding balances related to these suppliers were US$ 221 (2022: US$202).

Governance pillar

The Company intends to align compensation programs with the business strategy and to the objective of making Vale a safer company. Since 2020, the Company has been following new standards for executive compensation. For short-term compensation, at least 30% of performance targets are driven by ESG metrics and directly related to safety, risk management and sustainability goals, and for long-term compensation target is at least 25% of targets performance should be based on ESG metrics and health and safety (note 29).

3. Significant events and transactions related to 2023 financial statements

•	Acquisition of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) - In February 2024 (subsequent event), the Company entered into an agreement for the acquisition of 15% interest in Anglo American Brasil of which Vale will contribute with Serra da Serpentina iron ore resources and a cash contribution of US$157.5. The closing of the transaction is subject to the usual conditions precedent and is expected to occur in 2024. Further details are presented in note 16(a) of these financial statements.

•	Shareholders remuneration - During 2023, the Company paid dividends and interest on capital to its shareholders in the amount of US$5,513 (R$27,759 million). On February 22, 2024 (subsequent event), the Board of Directors approved remuneration to its shareholders in the amount of US$2,364 (R$11,722 million). The total amount was approved as dividends and recorded in equity as “Additional remuneration reserve”. The payment is expected in March 2024. Further details are presented in note 30(e) of these financial statements.

•	Provision related to the Samarco dam failure - In December 2023, the Company reviewed its estimates of outflows to resolve all aspects of the reparation and compensation of the Samarco dam failure. As a result, the Company recognized an addition to the provision in the amount of US$1,200, recorded in the income statement as “Equity results and other results in associates and joint ventures”. Further details are presented in note 26(c) of these financial statements.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

•	Divestment of PT Vale Indonesia Tbk (“PTVI”) - In November 2023, the Company signed a Heads of Agreement with PT Mineral Industri Indonesia ("MIND ID") and Sumitomo Metal Mining Co., Ltd. ("SMM") regarding the divestment obligation in PTVI, with completion expected in 2024 and subject to usual conditions precedent.

With the completion of the transaction, Vale will lose control over PTVI and it will account the investment through the equity method. Therefore, the carrying amount of this subsidiary is presented in these financial statements as “held for sale”. Further details are presented in note 16(b) of these financial statements.

•	Streaming transactions - In November 2023, the first phase of the Salobo III expansion project was completed and Vale received US$370 from Wheaton Precious Metals Corp (“Wheaton”). If Salobo's production reaches a processing capacity exceeding 35 million tons of copper per year by January 1, 2031, Vale will receive an additional amount estimated between US$50 million and US$160 million, depending on the year such processing capacity is achieved. Further details are provided in note 7 of these financial statements.

•	Share buyback program - In October 2023, the Board of Directors approved a new common shares buyback program, over 18 months, limited to a maximum of 150 million common shares or their respective ADRs, that aims to continue the previous share buyback program. During 2023, the Company repurchased 184,697,102 common shares or their respective ADRs, corresponding to the total amount of US$2,714. Further details are presented in note 30(c) of these financial statements.

•	Strategic partnership on the Energy Transition Metals business - In July 2023, the Company separately signed two agreements, one with Manara Minerals and the other with Engine No. 1, for the sale of a combined 13% equity interest in Vale Base Metals Limited, for the aggregated amount of US$3.4 billion. These agreements shall be accounted for as an equity transaction with any result being recognized in shareholder’s equity upon closing of the transaction. Further details are presented in note 16(c) of these financial statements.

•	Notes offering and bond tender offers - In June 2023, Vale issued notes of US$1,500, maturing in 2033. Of this amount, Vale redeemed notes in the total amount of US$500, maturing in 2026, 2036 and 2039. As a result, Vale paid a premium of US$22, recorded in the income statement and presented as “Bond premium repurchase” in note 6 – Financial results. Further details are presented in note 10(c) of these financial statements.

•	Reversal of deferred income tax related to the Renova Foundation - In May 2023, the Company has entered, together with BHP Billiton Brasil Ltda. (“BHPB”), Samarco Mineração S.A. (“Samarco”) and certain creditors of Samarco, into a binding agreement to setting the parameters of Samarco’s debt restructuring that was implemented through a consensual restructuring plan.

Under the agreement, contributions made, from May 2023, by Vale and BHPB to the Renova Foundation will be converted into capital contributions to Samarco, which is primarily responsible for payments to the Foundation. Therefore, following the change in the procedure to provide these contributions, Vale will no longer deduct these cash outflows from its income tax computation, resulting in the reversal of the deferred tax asset in the amount of US$1,078, recorded in the income statement as “Income taxes”. Further details are presented in note 26(e) of these financial statements.

•	Sale of Companhia Siderúrgica do Pecém (“CSP”) - In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal Brasil S.A. The transaction has resulted in a net cash outflow for the Company in the amount of US$67 and the reversal of the liability recorded in relation to the financial guarantee granted to CSP. Therefore, the completion of the transaction resulted in a gain of US$31, recorded as "Equity results and other results in associates and joint ventures". Further details are provided in note 16(f) of these financial statements.

4. Information by business segment and geographic area

The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Committee and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

The Company’s adjusted EBITDA is calculated based on the operating income or loss (i) increased by dividends received and interest from associates and joint ventures; excluding (ii) depreciation, depletion, and amortization; and (iii) impairment reversal (impairment) and results on disposal of non-current assets.

Due to the reorganization of assets and the governance established by the Company for the Energy Transition Metals segment (notes 15 and 16), the Company is reviewing the items currently included in the EBITDA under "Other", especially the expenditures related to general and administrative expenses, research and development, and the results from associates and joint ventures. As a result, starting from 2024, the Company will reclassify some of these items currently classified under "Other" to Iron Ore Solutions and Energy Transition Metals segments.

In 2022, the Company allocated the financial information of the Midwestern System to “Other” as this operation was no longer analyzed by the chief operating decision maker as part of the performance of the Iron Ore Solutions business segment due to the binding agreement to sell this operation (note 16g). The comparative information was reclassified to reflect the revision in the allocation criteria.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Segment	Main activities
Iron Ore Solutions	Comprise the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Coal (discontinued operation)	Comprise the extraction and production of metallurgical and thermal coal and its logistic related services.
Other	Includes the revenue and cost of other products, services, research and development, investments in joint ventures and associates of other business and corporate expenses unallocated to the reportable segments, as well as the financial information related to Midwestern system and costs related to the Brumadinho event.

a) Adjusted EBITDA

		Year ended December 31,
	Notes	2023	2022	2021
Iron ore (i)		14,888	15,670	26,471
Iron ore pellets		3,122	3,653	4,873
Other ferrous products and services		117	120	136
Iron Ore Solutions		18,127	19,443	31,480

Nickel		851	1,924	1,576
Copper		1,100	569	1,617
Energy Transition Metals		1,951	2,493	3,193

Other (ii)		(2,117)	(2,176)	(3,330)

Adjusted EBITDA from continuing operations		17,961	19,760	31,343

Depreciation, depletion and amortization		(3,070)	(3,171)	(3,034)
Impairment reversal (impairment) and results on disposal of non-current assets, net and other (ii)	16 and 19	(482)	773	(426)
Dividends received and interest from associates and joint ventures (iii)		(204)	(154)	(190)
Operating income		14,205	17,208	27,693

Equity results and other results in associates and joint ventures	15	(1,108)	305	(1,271)
Financial results	6	(1,946)	2,268	3,119
Income before income taxes		11,151	19,781	29,541

(i) Includes the reclassification of the EBITDA of Midwestern System from the Iron Ore Solutions segment to “Other” in the amounts of US$77 and US$109 for the years ended December 31, 2022 and December 31, 2021, respectively.

(ii) Includes adjustments of US$216 for the year ended December 31, 2023, to reflect the performance of the streaming transactions at market prices.

(iii) In 2022, the Company received US$65 in dividends from California Steel Industries related to the sale transaction of this investment, which was treated as part of the result of the transaction (note 16h) and, therefore, this amount was not included in the adjusted EBITDA.

		Year ended December 31,
	Notes	2023	2022	2021
Adjusted EBITDA from discontinued operations (coal)		-	171	(189)

Depreciation, depletion and amortization		-	-	(69)
Impairment and results on disposals of non-current assets, net		-	(589)	(3,282)
Dividends received and interest from associates and joint ventures		-	-	(78)
Operating loss	16(l)	-	(418)	(3,618)

Equity results and other results in associates and joint ventures		-	-	(26)
Financial results		-	3,065	447
Derecognition of noncontrolling interest		-	(585)	-
Income (loss) before income taxes from discontinued operations (coal)	16(l)	-	2,062	(3,197)

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Net operating revenue by shipment destination

	Year ended December 31, 2023
	Iron Ore Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
China	20,641	2	-	642	292	-	21,577
Japan	2,356	279	1	583	-	-	3,219
Asia, except Japan and China	2,111	407	10	513	267	-	3,308
Brazil	1,370	1,684	502	63	-	136	3,755
United States of America	-	262	-	1,361	-	-	1,623
Americas, except United States and Brazil	1	398	1	456	41	-	897
Germany	244	55	2	458	592	-	1,351
Europe, except Germany	1,037	374	-	1,082	1,184	-	3,677
Middle East, Africa, and Oceania	-	2,342	-	35	-	-	2,377
Net operating revenue	27,760	5,803	516	5,193	2,376	136	41,784

	Year ended December 31, 2022
	Iron Ore Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
China	20,545	41	7	1,538	72	-	22,203
Japan	2,557	208	-	765	5	-	3,535
Asia, except Japan and China	2,028	393	13	484	154	47	3,119
Brazil	1,305	1,997	447	60	-	328	4,137
United States of America	-	218	-	1,425	-	-	1,643
Americas, except United States and Brazil	-	472	5	597	-	125	1,199
Germany	357	16	-	597	551	-	1,521
Europe, except Germany	1,396	317	-	1,126	997	-	3,836
Middle East, Africa, and Oceania	-	2,594	-	27	-	25	2,646
Net operating revenue	28,188	6,256	472	6,619	1,779	525	43,839

	Year ended December 31, 2021
	Iron Ore Solutions			Energy Transition Metals
	Iron ore (i)	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
China	27,296	159	55	904	189	-	28,603
Japan	3,489	488	-	514	32	-	4,523
Asia, except Japan and China	2,998	515	23	592	373	-	4,501
Brazil	1,778	2,417	425	55	-	489	5,164
United States of America	23	369	-	1,151	-	-	1,543
Americas, except United States and Brazil	5	725	29	362	40	122	1,283
Germany	558	48	12	657	759	-	2,034
Europe, except Germany	2,175	194	4	1,126	1,197	-	4,696
Middle East, Africa, and Oceania	2	2,138	-	15	-	-	2,155
Net operating revenue	38,324	7,053	548	5,376	2,590	611	54,502

(i)	Includes the reclassification of the revenues of Midwestern System from the Iron Ore Solutions segment to “Other” in the amounts of US$231 and US$377 for the years ended December 31, 2022 and December 31, 2021, respectively.

The revenue from a single customer from the Iron Ore Solutions segment amounted to US$4,239, individually representing 10% of the Company's total revenue for the year ended December 31, 2023. In 2022 and 2021, no customer individually represented 10% or more of the Company's revenue.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Assets by segment

	December 31, 2023				December 31, 2022
	Iron Ore Solutions	Energy Transition Metals	Other	Total	Iron Ore Solutions	Energy Transition Metals	Other	Total
Investments in associates and joint ventures	1,349	-	523	1,872	1,296	-	502	1,798
Property, plant and equipment and intangibles	38,376	18,341	3,310	60,027	33,048	19,655	2,473	55,176

Capital expenditures
Sustaining capital (i)	2,539	1,610	120	4,269	2,236	1,521	102	3,859
Project execution	1,219	358	74	1,651	866	338	383	1,587
	3,758	1,968	194	5,920	3,102	1,859	485	5,446

(i)	According to the Company's shareholders remuneration policy, dividends are calculated based on 30% of the adjusted EBITDA less sustaining capital investments. The calculation also considered the investments made on the coal discontinued operation (note 16l), which was US$38 for the year ended December 31, 2022.

d) Assets by geographic area

	December 31, 2023				December 31, 2022
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	1,872	9,822	33,769	45,463	1,798	8,391	28,210	38,399
Canada	-	1,808	11,890	13,698	-	1,845	11,178	13,023
Americas, except Brazil and Canada	-	-	4	4	-	-	4	4
Indonesia (i)	-	-	59	59	-	1	2,731	2,732
China	-	1	14	15	-	1	19	20
Asia, except Indonesia and China	-	-	731	731	-	-	786	786
Europe	-	-	678	678	-	-	747	747
Oman	-	-	1,251	1,251	-	-	1,263	1,263
Total	1,872	11,631	48,396	61,899	1,798	10,238	44,938	56,974

(i)	The reduction refers substantially to the reclassification of PTVI's assets presented in these financial statements as “held for sale” in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

Accounting policy

Revenue from sales - Revenue from sales is recognized when control of a good or service is transferred to a customer. Given the diverse shipping terms associated with Vale's sales, revenue may be recognized at various stages: (i) when the product is available at the loading port, (ii) upon loading onto the ship, (iii) at the port of discharge, or (iv) at the customer's warehouse.

A substantial portion of Vale's sales operates under Cost and Freight ("CFR") and Cost, Insurance, and Freight ("CIF") Incoterms. In these instances, where the Company provides shipping services after the transfer of control, such services are treated as a distinct performance obligation. A portion of the transaction price is allocated and recognized over time as the shipping services are rendered.

Typically, contract payment terms involve upfront payments or the utilization of letters of credit. These terms generally do not have a significant financing component. Occasionally, sale prices are provisionally set at the sale date, with subsequent adjustments based on market fluctuations or contractual terms until the final pricing date.

Revenue recognition is based on the estimated fair value of the total consideration receivable. The provisional pricing mechanism embedded in these sales arrangements is deemed to have the characteristics of a derivative. Consequently, the fair value of the final sale price adjustment is continuously reassessed, and any changes are recognized as operational revenue in the income statement.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Year ended December 31,
	2023	2022	2021
Freight (i)	4,251	4,738	4,575
Services	4,131	3,614	2,878
Personnel	2,931	2,684	2,522
Depreciation, depletion and amortization	2,916	3,049	2,857
Materials	2,731	2,256	2,022
Acquisition of products	2,254	2,566	2,277
Fuel oil and gas	1,626	1,630	1,011
Royalties	1,286	1,268	1,370
Energy	781	719	639
Others	1,182	1,504	1,578
Total	24,089	24,028	21,729

(i)	The reduction in freight costs in 2023 was mainly due to the decrease of the price of bunker fuel, which is included in the freight price.

Mineral Resources Inspection Fare ("TFRM") – Certain Brazilian states, including the Brazilian States of Minas Gerais, Pará and Maranhão, impose the TFRM, a fee calculated based on mineral production.

In 2021, through an administrative decree, the State of Pará increased the TFRM rate from one fiscal unit of US$0.39 (R$2.11) to three fiscal units of US$2.07 (R$11.19) per metric ton, updated annually and with immediate requirement. However, the Company did not adopt the new rate in 2021, based on the Principle of Anteriority, which establishes that the rate increase would become due from the year following the publication of the decree.

In 2022, the Company joined the “Programa Estrutura Pará”, which aims to promote infrastructure investments in the State of Pará and adopted the rate of three fiscal units prospectively. The program also establishes the conversion of 50% of TFRM payments into the execution of works of constructed assets will be delivered to society and, therefore, will not be owned by the Company. In 2023, the Company disbursed US$451 related to TFRM (2022: US$459).

b)       Selling and administrative expenses

	Year ended December 31,
	2023	2022	2021
Personnel	243	230	217
Services	154	142	124
Depreciation and amortization	47	41	42
Advertisement	26	22	27
Other	83	80	71
Total	553	515	481

c)       Other operating expenses, net

			Year ended December 31,
	Notes	2023	2022	2021
Expenses related to Brumadinho event	25	930	1,079	851
Expenses related to de-characterization of dams	27(a)	153	72	1,725
Asset decommissioning obligations	27(b)	5	23	121
Provision for litigations	28(a)	229	153	98
Profit sharing program		147	131	126
Disposals of materials and inventories		74	46	5
COVID-19 expenses		-	-	44
Other		(40)	218	6
Total		1,498	1,722	2,976

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

6. Financial results

		Year ended December 31,
	Notes	2023	2022	2021
Financial income
Short-term investments		309	440	226
Other		123	80	111
		432	520	337
Financial expenses
Loans and borrowings gross interest	10(c)	(744)	(612)	(671)
Capitalized loans and borrowing costs	10(d)	19	47	59
Interest on REFIS		(148)	(152)	(54)
Interest on lease liabilities	24	(62)	(64)	(63)
Bond premium repurchase	10(c)	(22)	(113)	(63)
Interest on accounts payable		(203)	(51)	(45)
Other		(299)	(234)	(412)
		(1,459)	(1,179)	(1,249)
Other financial items, net
Foreign exchange and indexation gains (losses), net		(1,643)	(975)	132
Participative shareholders' debentures (i)	22	(179)	659	(716)
Financial guarantees (i)	32(b)	-	481	312
Derivative financial instruments, net	20	903	1,154	(23)
Reclassification of cumulative translation adjustments to the income statement	15(a) and 16	-	1,608	4,326
		(919)	2,927	4,031
Total		(1,946)	2,268	3,119
(i)	Items reclassified in comparative to maintain consistency of disclosure.

Accounting policy

Transactions in foreign currencies are translated into the functional currency using the exchange rate effective on the date of the transaction. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions related to qualifying net investment hedges, cash flow hedge or items that are attributable to the net investment in a foreign operation, for which gains, and losses are recognized as a component of other comprehensive income.

The accounting policies related to the other items of the financial result are shown in the notes, “15. Investments in associates and joint ventures”, “22. Participative shareholders’ debentures”, “23. Loans, borrowing, cash and cash equivalents and short-term investments” and “24. Leases”.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

7. Streaming transactions

a) Statement of Financial Position

	December 31, 2023			December 31, 2022
	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
Gold streaming	68	1,521	1,589	53	1,184	1,237
Cobalt streaming	22	441	463	28	428	456
Total contract liabilities	90	1,962	2,052	81	1,612	1,693

b) Effects on the income statement

	Year ended December 31,
	2023	2022	2021
Cobalt streaming	14	49	55
Gold streaming	134	37	43
Fixed revenue - Contract liabilities realized	148	86	98

Cobalt streaming	3	11	12
Gold streaming	93	74	82
Variable revenue - Additional payments received	96	85	94

Gold streaming

Vale have sold to Wheaton Precious Metals Corp. (“Wheaton”) an aggregate of (i) 75% of the by-product gold contained in concentrate from our Salobo copper mine, in Brazil, for the life of mine, and (ii) 70% of the by-product gold from our Sudbury nickel mines, in Canada, for 20 years. Regarding these streaming transactions:

Vale received upfront payments of (i) US$1.9 billion in 2013, (ii) US$900 in 2015 and (iii) US$800 in 2016. Vale also receives ongoing payments of the lesser of US$400 per ounce and the prevailing market price, for each ounce of gold that the Company deliver under the agreement.

As per the Salobo gold by-product stream purchase agreement, Vale was entitled to receive an additional cash payment if the Company expanded its capacity to process Salobo copper ores to more than 28 Mtpy before 2036. In March 2023, Vale agreed with Wheaton to amend this agreement to adjust the additional cash payment terms. These conditions are linked to the “Salobo III” project, which is the brownfield expansion of Salobo through the increase in copper processing capacity.

In November 2023, the first phase of the Salobo III expansion project was completed and Vale received US$370, which was recorded in the streaming liability. If Salobo's production reaches a processing capacity exceeding 35 million tons of copper per year by January 1, 2031, Vale will receive an additional amount estimated between US$50 and US$160, depending on the year such processing capacity is achieved. In addition, Wheaton will be required to make annual payments between US$5.1 and US$8.5 from 2024 to 2034, as long as the Salobo complex continues to produce within certain copper grades.

Cobalt streaming

In June 2018, Vale sold to Wheaton and Cobalt 27 Capital Corp. (“Cobalt 27”) a combined 75% of the cobalt produced as a by-product at its Voisey’s Bay mine from January 1, 2021, for the amount of US$690. Vale also receives additional payments of 20%, in average, of cobalt prices upon delivery. In February 2021, the stream originally sold to Cobalt 27 was assigned to Anglo Pacific Group.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

The Company bifurcates both streaming transactions in two identifiable components: (i) the sale of the mineral rights and (ii) extraction services.

Sale of mineral rights - The amount allocated to this component is recognized as revenue in the income statement when the Company transfers ownership of the mineral rights to the counterparty. The cost related to the component sold is recognized in the income statement at the same moment.

Extraction services - The Company recognizes contract liabilities in the event it receives payments from customers before a sale meets criteria for revenue recognition. Proceeds received under the terms of the streaming transaction allocated to this component are accounted for as “streaming transactions” and included within liabilities.

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

8. Taxes

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

			Year ended December 31,
	Notes	2023	2022	2021
Income before income taxes		11,151	19,781	29,541
Income taxes at statutory rate (34%)		(3,791)	(6,726)	(10,044)
Adjustments that affect the taxes basis:
Tax incentives		1,071	1,247	2,826
Income tax benefit from interest on capital		789	556	260
Equity results		88	84	167
Addition of tax loss carryforward		409	899	663
Reclassification of cumulative adjustments to the income statement		-	547	1,471
Reversal of deferred income tax related to Renova Foundation	26(e)	(1,078)	-	-
Liabilities related to associates and joint ventures	26(c)	(404)	-	-
Other		(130)	422	(40)
Income taxes		(3,046)	(2,971)	(4,697)
Current tax		(1,375)	(2,020)	(5,663)
Deferred tax		(1,671)	(951)	966
Income taxes		(3,046)	(2,971)	(4,697)

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

	Deferred tax assets Deferred tax liabilities
	Year ended December 31,
	2023	2022	2023	2022
Taxes losses carryforward	5,704	5,908	-	-
Temporary differences:
Asset retirement obligations and other liabilities (i)	4,165	4,875	(807)	(714)
Fair value of financial instruments	735	839	-	-
Employee post-retirement obligation	478	411	-	-
Provision for litigation	306	364	-	-
Fair value of property, plant and equipment in business combination	-	-	(2,034)	(2,205)
Goodwill amortization	-	-	(575)	(518)
Other	723	397	-	-
	12,111	12,794	(3,416)	(3,437)

Financial position
Assets	9,565	10,770	-	-
Liabilities	-	-	(870)	(1,413)

(i)	Following the adoption of the amendment to IAS 12 – Deferred Taxes related to Assets and Liabilities Arising from a Single Transaction, the Company started disclosing separately the deferred tax assets and deferred tax liabilities arising from the decommissioning of assets, environmental obligations, and leases, which resulted in an increase of US$807 in deferred tax assets and deferred tax liabilities. Comparative information was restated to reflect the effects of the adoption, resulting in an increase of US$714 in deferred tax assets and deferred tax liabilities. Therefore, there has been no impact on the deferred tax balances recorded in the Company's financial statements.

The following table shows the changes in deferred tax assets and liability:

	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2021	11,441	1,881	9,560
Taxes losses carryforward	(68)	-	(68)
Provision for asset retirement obligations and other liabilities	(488)	114	(602)
Fair value of financial instruments	(634)	-	(634)
Allocated goodwill	-	(607)	607
Other	(254)	-	(254)
Effect in income statement	(1,444)	(493)	(951)
Employee post-retirement obligation	(116)	-	(116)
Fair value of financial instruments	73	-	73
Other comprehensive income	(43)	-	(43)
Transfer between assets and liabilities	130	130	-
Translation adjustment	686	(77)	763
Sale of California Steel Industries	-	(28)	28
Balance as of December 31, 2022	10,770	1,413	9,357
Taxes losses carryforward	(609)	-	(609)
Provision for asset retirement obligations and other liabilities	(1,123)	86	(1,209)
Fair value of financial instruments	(168)	-	(168)
Allocated goodwill	-	(64)	64
Other	251	-	251
Effect in income statement	(1,649)	22	(1,671)
Employee post-retirement obligation	34	-	34
Fair value of financial instruments	32	-	32
Other comprehensive income	66	-	66
Transfer between assets and liabilities	(371)	(371)	-
Translation adjustment	749	19	730
Transfer to asset to held for sale	-	(213)	-
Balance as of December 31, 2023	9,565	870	8,482

c) Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the North region that includes iron ore, copper, and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and considers the allocation of tax operating income into different incentives applicable to different tranches of production during specified periods for each product, usually 10 years. In addition to these incentives, the income tax payable can be reduced by investing in the acquisition of new machinery and equipment, subject to subsequent approval by the Superintendence for the Development of the Amazon (“SUDAM”).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

As determined by the Brazilian law, the tax savings obtained because of these incentives must be recorded in the retained earnings reserve in equity and cannot be distributed as dividends to shareholders.

The Company’s tax incentives will mostly expire in 2024 and the last tax incentive is expiring in 2027. The effects on the income statement are presented as “tax incentives” in note 8(a).

d) Income taxes - Settlement program (“REFIS”)

	December 31, 2023	December 31, 2022
Current liabilities	428	371
Non-current liabilities	1,723	1,869
REFIS liabilities	2,151	2,240

SELIC rate	11.75%	13.75%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

e) Uncertain tax positions (“UTP”)

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

The amount under discussion with the tax authorities is US$5,408 as of December 31, 2023 (2022: US$4,223), which includes the reduction of tax losses in the amount of US$754 as of December 31, 2023 (2022: US$564), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	December 31, 2023			December 31, 2022
	Assessed (i)	Not in dispute (ii)	Total	Assessed (i)	Not in dispute (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	2,144	3,010	5,154	1,190	2,592	3,782
Expenses of interest on capital	1,511	-	1,511	1,288	-	1,288
Proceeding related to income tax paid abroad	512	-	512	439	-	439
Goodwill amortization	606	190	796	578	223	801
Payments to Renova Foundation	167	536	703	29	530	559
Other	468	-	468	699	-	699
	5,408	3,736	9,144	4,223	3,345	7,568

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil	183	-	183	155	-	155
	183	-	183	155	-	155

(i)	Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.
(ii)	Includes the principal, without fines and interest.
(iii)	Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

Transfer pricing calculation over the exportation of ores to a foreign subsidiary - The Company was assessed for the IRPJ and CSLL, for the years of 2015 and 2018 since the tax agent has disregarded the intermediation cost and other adjustments used in the calculation of the transfer pricing over the exportation of iron ore, pellets, manganese, and copper to its foreign controlled company. The Company is challenging these assessments at the administrative level and a decision is pending.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company maintains the method of calculating the transfer pricing, as it considers it to be the most appropriate tax treatment for interpreting the rules in force and applicable to the subject and is discussing the charges at the administrative level.

The total amount in dispute is US$1,630 as of December 31, 2023 (2022: US$829), excluding the corresponding tax impact without fines and interests of US$514 as of December 31, 2023 (2022: US$361), totaling US$2,144 (2022: US$1,190). The amount involved for the fiscal years of 2019 to 2023, which are not in dispute, is US$3,010 as of December 31, 2023 (2022: US$2,592).

Expenses of interest on equity capital (“JCP”) - Vale received assessments for the collection of IRPJ, CSLL and fines, on the grounds that the deduction of JCP was improper, referring to the base years of 2017 and 2018, due to failure to comply with the accrual basis and absence of individualized accounting credit per shareholder. The amount under discussion is US$1,367 as of December 31, 2023 (2022: US$1,154), excluding the corresponding tax impact without fines and interests of US$144 as of December 31, 2023 (2022: US$134), totaling US$1,511 (2022: US$1,288). The Company presented administrative defenses for these assessments and is awaiting a decision.

Proceeding related to income tax paid abroad - Vale received a tax assessment for the collection of US$512 (2022: US$439) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal, and a decision is pending.

Goodwill amortization - The Company received tax assessments for the collection of IRPJ and CSLL for the periods between 2013 and 2019, due to the disregard of the deduction of goodwill amortization expenses recorded in the acquisition of controlled companies, after its merger by the Company.

The Company is discussing the charges at the administrative level and the amount under discussion is US$540 as of December 31, 2023 (2022: US$517), excluding the corresponding tax impact without fines and interests of US$66 as of December 31, 2023 (2022: US$61), totaling US$606 (2022: US$578). The amount involved for the years 2020 to 2023, which are not assessed, is US$190 (2022: US$223).

Payments to Renova Foundation - The Company deducted payments made to Renova Foundation arising from the obligation entered into the Transaction and Conduct Adjustment Agreement (“TTAC”) and from its subsidiary liability in the agreement when Samarco did not make these payments directly. Vale understands that the deduction of such expenses is adequate, since its liability is objective, arising from the obligation entered into in the TTAC and its status as a shareholder.

The mentioned payments were deducted until April 2023 when Vale entered into a binding agreement jointly with BHPB, Samarco, and certain creditors of Samarco, establishing the parameters for the restructuring of Samarco's debt. This restructuring was implemented through a consensual reorganization plan, which was approved by the Judicial Recovery Court in September 2023. According to the agreement, contributions made by Vale to the Renova Foundation from May 2023 onward will be converted into capital contributions to Samarco and, therefore, will no longer be deductible. Further details on Samarco's judicial recovery are provided in note 26(a) of these financial statements.

The Company received tax assessment notices for the periods 2016 to 2018, for the collection of IRPJ and CSLL on the grounds that expenses incurred with Renova Foundation were unduly deducted for allegedly not being considered necessary. The total amount assessed is US$140 for the year ended December 31, 2023 (2022: US$24), excluding the corresponding tax impact without fines and interests of US$27 as of December 31, 2023 (2022: US$5), totaling US$167 (2022: US$29). For the fiscal years 2019 to 2023, the amount not assessed is US$536 (2022: US$530).

Deduction of CSLL from the taxable income - In 2004, a definitive decision of the Superior Court of Justice (“STJ”) granted to the Company the right to deduct the Social Contribution on Net Income (“CSLL”) from the taxable base of the corporate income tax (“IRPJ”). The Federal Government filed a rescission action (“ação rescisória”) in 2006, seeking to reverse the 2004 decision. In 2019, the Federal Court of Appeals (“TRF”) upheld the rescission action and, although the decision was not final, the Company decided not to deduct the CSLL from the taxable income since then.

Meanwhile, the Federal Supreme Court (“STF”) is judging two extraordinary appeals with impact to all taxpayers. These appeals are discussing how long a court decision related to a tax matter would remain valid if the STF had subsequently issued a contrary decision. Due to the developments of this matter in the STF during 2023 and based on the updated assessment of its legal advisors, the Company concluded that the tax treatment previously adopted will probably not be accepted by the tax authority and, therefore, it recognized a liability as “Taxes payable” for the year ended December 31, 2022. The amount for the year ended December 31, 2023, is US$183 (2022: US$155).

Non-incidence of IRPJ and CSLL on SELIC rate in the repetition of undue payment - In September 2021, the Federal Supreme Court (“STF”) decided in a judgment with general repercussion, that the incidence of IRPJ and CSLL on amounts referring to the SELIC rate received as a result of repetition of tax overpayment is unconstitutional. After the publication of the decision of the leading case judgment with a conclusion favorable to the taxpayers, the Company recognized a gain of US$34 in the income statement for the year ended December 31, 2021.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Recoverable and payable taxes

	December 31, 2023			December 31, 2022
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	232	5	25	261	1	46
Brazilian federal contributions ("PIS" and "COFINS") (i)	355	1,010	615	690	740	35
Income taxes	302	358	429	309	369	221
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	93	-	-	54
Other	11	1	152	12	-	114
Total	900	1,374	1,314	1,272	1,110	470

(i)	In December 2023, a judicial decision was issued in a lawsuit related with Brazilian federal contributions (“PIS” and “COFINS”), which is fully guaranteed by a judicial deposit, determining the conversion of part of the judicial deposit to the Government, resulting in the reclassification of the amount to payable taxes. Further details are presented in note 28 of these financial statements.

ICMS included in PIS and COFINS computation tax base - Vale discussed the issue of the exclusion of ICMS from the taxable basis of the contribution to PIS and COFINS in two lawsuits filed before March 2017. One of the lawsuits includes the triggering events from March 2012 onwards and has a favorable definitive decision. This amount was calculated based on the assumption that the ICMS to be excluded from the taxable bases is the one paid. With the definition of the subject by the Federal Supreme Court in the leading case, with binding effects to all taxpayers, which determined that the ICMS to be excluded is the one highlighted in the invoices, the Company recognized an additional gain of US$26 for the year ended December 31, 2021.

The lawsuit that covers the triggering events that occurred between December 2001 and February 2012, resulted in the recognition of a gain in the amount of US$145 for the year ended December 31, 2021, of which US$67 refers to the principal recorded as “Other operating expenses, net” and US$78 refers to monetary restatement as “Other financial items, net”, due to the favorable decision obtained by the Company and in line with the judgment of the Federal Supreme Court in the aforementioned leading case.

Accounting policy

The Brazilian corporate tax law requires the taxation of income generated by foreign subsidiaries, and as a result, the income tax charge is computed using the tax rate enacted at the end of the reporting period in Brazil. The impact of the income tax calculation in the consolidated financial statements is determined by applying the differential between the Brazilian income tax rate and the local income tax rate of each jurisdiction where the Company's subsidiaries operate and generate taxable income.

Management regularly assesses positions taken in tax returns concerning situations where applicable tax regulations are subject to interpretation. Provisions are recorded, as needed, based on expected amounts payable to tax authorities. Liabilities related to uncertain tax positions are recorded only when it is deemed, with a more-likely-than-not probability, that these positions will not withstand challenges, if any, from taxing authorities, based on input from internal and external legal advisors.

Deferred income taxes are recognized for temporary differences between the carrying amount and the tax basis of assets and liabilities, as well as tax losses carryforwards. However, deferred tax liabilities arising from the initial recognition of goodwill are not recognized. Additionally, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction unrelated to a business combination that, at the time of the transaction, has no impact on accounting or taxable profit or loss. Offset of deferred tax assets and liabilities occurs when there is a legally enforceable right to offset current tax assets and liabilities, and when the deferred tax balances pertain to the same taxation authority.

Deferred tax assets resulting from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which these differences and/or tax losses can be utilized.

Current and deferred tax is recognized in profit or loss unless it relates to items recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

9. Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Year ended December 31,
	2023	2022	2021
Net income attributable to Vale's shareholders
Net income from continuing operations	7,983	16,728	24,736
Net income (loss) from discontinued operations	-	2,060	(2,291)
Net income	7,983	18,788	22,445
Thousands of shares
Weighted average number of common shares outstanding	4,366,130	4,637,794	5,012,424
Weighted average number of common shares outstanding and potential ordinary shares	4,369,961	4,642,432	5,016,848

Basic and diluted earnings per share from continuing operations
Common share (US$)	1.83	3.61	4.93
Basic and diluted earnings (loss) per share from discontinued operations
Common share (US$)	-	0.44	(0.46)
Basic and diluted earnings per share
Common share (US$)	1.83	4.05	4.47

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

10. Cash flows reconciliation

a) Cash flow from operating activities

		Year ended December 31,
	Notes	2023	2022	2021
Cash flow from operating activities:
Income before income taxes		11,151	19,781	29,541
Adjusted for:
Equity results and other results in associates and joint ventures	15	1,108	(305)	1,271
Impairment (impairment reversal) and results on disposal of non-current assets, net	19	266	(773)	426
Provisions related to Brumadinho	25	461	400	201
Provision for de-characterization of dams	27	153	72	1,725
Depreciation, depletion and amortization		3,070	3,171	3,034
Financial results, net	6	1,946	(2,268)	(3,119)
Changes in assets and liabilities:
Accounts receivable	11	197	(325)	1,029
Inventories	12	(214)	45	(503)
Suppliers and contractors	13	637	495	251
Other assets and liabilities, net		(1,523)	(1,531)	(442)
Cash flow from operations		17,252	18,762	33,414

b) Cash flow from investing activities

		Year ended December 31,
	Notes	2023	2022	2021
Disbursement related to VNC sale	16(m)		-	(555)
Proceeds from disposal of Mosaic shares	16(j)		-	1,259
Cash received from the sale of California Steel Industries	16(h)	-	437	-
Cash received from the sale of Companhia Siderúrgica do Pecém	16(f)	1,082	-	-
Cash contribution to Companhia Siderúrgica do Pecém	16(f)	(1,149)	-	-
Cash received from the sale of Midwestern System	16(g)	-	140	-
Disbursement related to MRN sale	16(d)	(72)	-	-
Proceeds (payments) from disposal of investments, net		(139)	577	704

c) Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2021	7,974	380	3,826	12,180
Additions	-	-	1,275	1,275
Payments (i)	(1,441)	(220)	(639)	(2,300)
Interest paid (ii)	(650)	(45)	(90)	(785)
Cash flow from financing activities	(2,091)	(265)	546	(1,810)
Effect of exchange rate	126	7	(55)	78
Interest accretion	488	158	87	733
Non-cash changes	614	165	32	811
December 31, 2022	6,497	280	4,404	11,181
Additions	1,500	-	450	1,950
Payments (i)	(542)	(50)	(66)	(658)
Interest paid (ii)	(454)	(24)	(265)	(743)
Cash flow from financing activities	504	(74)	119	549
Effect of exchange rate	19	20	(64)	(25)
Interest accretion	454	24	288	766
Non-cash changes	473	44	224	741
December 31, 2023	7,474	250	4,747	12,471

(i)	Includes bond premium repurchase.
(ii)	Classified as operating activities in the statement of cash flows.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Funding

•	In September 2023, the Company contracted a loan of US$150 with Citibank, indexed to Secured Overnight Financing Rate (“SOFR”) with spread adjustments and maturing in 2028.

•	In June 2023, Vale issued notes of US$1,500 with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033. The notes were sold at a price of 99.117% of the principal amount, resulting in a yield to maturity of 6.245%.

•	In March 2023, the Company contracted a loan of US$300 with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR with spread adjustments and maturing in 2028.

•	In July 2022, the Company contracted the credit line of US$150 with SMBC Bank indexed to SOFR with spread adjustments and maturing in 2027.

•	In May 2022, the Company contracted a loan of US$200 with MUFG Bank indexed to SOFR with spread adjustments and maturing in 2027.

•	In January 2022, the Company contracted two loans of US$425 with The Bank of Nova Scotia, indexed to SOFR with spread adjustments and maturing in 2027.

Payments

•	In June 2023, Vale redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of US$500 and paid a premium of US$22, recorded as “financial expenses” in the income statement for the year period ended December 31, 2023.

•	In January 2023, the Company paid principal and interest of debentures, in the amount of U$24.

•	In August 2022, the Company settled its infrastructure debentures of the 2nd series, by a payment of US$170.

•	In June 2022, the Company repurchased US$1,291 of its Bonds and paid a premium of US$113, which has been recorded and is presented as “Other expenses” in the financial results for the year ended December 31, 2022.

•	In January 2022, the Company prepaid US$200 of a loan maturing in 2023 with The Bank of Nova Scotia.

d) Non-cash transactions

	Year ended December 31,
	2023	2022	2021
Non-cash transactions:
Additions to PP&E - capitalized loans and borrowing costs	19	47	59

11. Accounts receivable

	Notes	December 31, 2023	December 31, 2022
Receivables from contracts with customers
Third parties
Iron Ore Solutions		3,406	3,132
Energy Transition Metals		743	984
Other		3	35
Related parties	31	89	211
Accounts receivable		4,241	4,362
Expected credit loss		(44)	(43)
Accounts receivable, net		4,197	4,319

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The Company's primary exposure lies in iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 20). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	December 31, 2023
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on Revenue (US$ million)
Iron ore	29,594	139	+/- 10%	+/- 412
Copper	95	8,026	+/- 10%	+/- 76

Accounting policy

Accounts receivable represent the aggregate amount receivable from the sale of products and services by the Company. Initially recognized at fair value, they are subsequently measured at amortized cost using the effective interest method, except for the component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss.

The Company applies the IFRS 9 - Financial Instruments simplified approach for measuring expected credit losses. This approach utilizes a lifetime expected loss allowance for all accounts receivable. A provision matrix, established by the Company, forms the basis for this measurement. The matrix incorporates historical credit loss experience, adjusted for forward-looking factors specific to the economic environment, and considers any financial guarantees associated with these accounts receivables.

12. Inventories

	December 31, 2023	December 31, 2022
Finished products
Iron Ore Solutions	2,457	2,126
Energy Transition Metals	640	651
	3,097	2,777

Work in progress	567	800
Consumable inventory	1,159	1,010

Net realizable value provision (i)	(139)	(105)
Total of inventories	4,684	4,482
(i)	In 2023, the effect of provision for net realizable value was US$54 (2022: US$44).

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13. Suppliers and contractors

	Notes	December 31, 2023	December 31, 2022
Third parties – Brazil		3,461	2,691
Third parties – Abroad		1,653	1,599
Related parties	31	158	171
Total		5,272	4,461

The Company has transactions with certain suppliers, which allows them to anticipate their receivables and the Company to extend its payment term within the short term, that is, during its operational cycle. The outstanding balance related to those transactions was US$1,438 as of December 31, 2023 (December 31, 2022: US$743), of which US$221 (December 31, 2022: US$202) relates to the structure created by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Company’s social pillar.

Accounting policy

The Company assesses whether the payment term extension arrangement substantially modifies the original liability based on qualitative and quantitative aspects. If the original liability has been substantially modified, the Company derecognizes the original liability (suppliers) and recognizes a new financial liability (other financial liabilities), any gain/loss is recognized in income statement. If the original liability does not modify substantially, the original liability (suppliers) remains.

14. Other financial assets and liabilities

		Current		Non-Current
	Notes	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Other financial assets
Restricted cash		-	-	4	77
Derivative financial instruments	20	271	342	544	196
Investments in equity securities (i)		-	-	45	7
		271	342	593	280
Other financial liabilities
Derivative financial instruments	20	36	90	95	186
Other financial liabilities - Related parties	31(b)	290	400	-	-
Financial guarantees provided (ii)	32(b)	-	-	-	103
Liabilities related to the concession grant	14(a)	591	416	3,278	2,554
Contract liability and other financial liabilities (iii)		759	766	-	-
		1,676	1,672	3,373	2,843

(i) It mainly relates to a 2.66% noncontrolling interest in Boston Electrometallurgical Company, which aims to promote the development of a technology focused on reducing carbon dioxide emissions in steel production, and a 2.01% noncontrolling interest in Allonia LLC, a transformative biology startup.

(ii) In March 2023, the Company completed the sale of its interest in CSP and derecognized the financial guarantee granted by the Company.

(iii) Includes advances received from customers that meets the definition of contract liability described in IFRS 15 – Revenue from Contracts with Customers and other financial liabilities that meets the definition of a financial liability described in IAS 32 - Financial Instruments: Presentation.

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

						Consolidated		Discount rate
	Reference	31-Dec-22	Revision to estimates and new provisions	Monetary and present value adjustments	Disbursements	31-Dec-23	31-Dec-23	31-Dec-22	Remaining term of obligations
Payment obligation	(a.i)	954	55	176	(55)	1,130	11.04%	11.04%	34 years
Infrastructure investment	(a.ii)	2,016	719	267	(263)	2,739	5.17% - 5.54%	6.08% - 6.23%	8 years
		2,970	774	443	(318)	3,869
Current liabilities		416				591
Non-current liabilities		2,554				3,278
Liabilities		2,970				3,869

(a.i) Payment obligation

The Company will make payments for the concession grants in quarterly installments through the concession period. This obligation is updated annually by the readjustment index for monetary exchange (“IRT”), which was 4.82% for the year 2023 (2022: 6.47%), resulting in an addition to the provision of US$55 for the year ended December 31, 2023.

In addition, the ANTT may require, at their discretion, further investments on the concession network. Furthermore, there is a requirement for the Company to complete a minimum percentage of certain investments by 2028. In these circumstances, discussions on the economic and financial rebalancing of the contracts will be required and depending on the result of the physical inventory review and if new investments are demanded, the carrying amount of grant payable may have a material impact in the future.

In January 2024 (subsequent event), the Company was notified by the Ministry of Transport related to the asset base of the railway network which, in the understanding of the Ministry of Transport, should be amortized until the end of the concession and should not reduce the value of the grant. The Ministry of Transport required the Company to present measures to recover any compensation from the public authorities for assets covered by this notification. The Company has presented its arguments and understands that the provisions recorded are adequate to comply with obligations related to the concession.

(a.ii) Infrastructure investment

Midwestern Integration Railroad ("FICO") - Construction of 383 km of FICO, between the municipalities of Mara Rosa, in Goiás, and Água Boa, in Mato Grosso. As of December 31, 2023, the Company has a provision in the amount of US$1,584 (2022: US$1,415). In 2023, the Company revised the estimates of cash disbursement for the execution of investments, mainly due to the anticipation of the moment of execution of part of these investments, resulting in the complement of the provision in the amount of U$154 in the year ended December 31, 2023.

Infrastructure program - Comprises over 450 separate projects designed to improve safety and reduce trespass where the railways pass through urban areas. The program will benefit 25 and 33 municipalities intercepted by EFC and EFVM, respectively. In 2023, the Company made progress mainly in the maturity of projects associated with complementary infrastructure, as established in the concession renewal agreements, as well anticipated the timing of execution of part of the obligations, resulting in an addition to the provision in the amount of US$565 in the year ended December 31, 2023.

West-East Integration Railway (“FIOL”) - Acquisition and delivery of rails and sleepers, which the Federal Government will use for construction of section II of the FIOL, which will connect the municipalities of Caetité and Barreiras, in Bahia, and other miscellaneous obligations. In 2022, ANTT issued the definitive Discharge Term regarding the rails and sleepers acquired for FIOL, as established in an amendment to the EFVM concession contract. Therefore, this obligation was settled in 2022.

The construction of FICO and the execution of the Infrastructure Program are Vale's responsibility and changes in relation to the original budgets may materially change the balance of the provision in the future.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(a.iii) Guarantee

As of December 31, 2021, as a condition for signing the contracts, the Company contracted a guarantee. These insurance contracts guarantee compensation, up to the amount established in the policy, for any losses arising from non-compliance of the contractual obligations assumed by Vale in the concession contracts. The amount of insurance coverage is US$236 as of December 31, 2023 (2022: US$209) and the Company recorded financial expenses related to these contracts in the amount of US$11 in 2023 (2022: US$13).

Accounting policy

Concessions – Railway concessions liabilities consist of the following future payments discounted at present value: (i) fixed payments for the concession; (ii) amounts expected to be disbursed for constructing railways and infrastructure; (iii) cost of acquiring equipment to be made available for the granting authority; and (iv) other miscellaneous obligations that complement the early extension of the railway concessions agreement.

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

The amounts payable in relation to the concession granted accounted for as intangible in accordance with the accounting policy, disclosed in note 17.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15. Investments in associates and joint ventures

Associates and joint ventures	% ownership	December 31, 2022	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Transfer to assets held for sale	Other	December 31, 2023
Iron Ore Solutions
Baovale Mineração S.A.	50.00	24	-	3	(2)	2	-	1	28
Companhia Coreano-Brasileira de Pelotização	50.00	80	-	17	(30)	6	-	-	73
Companhia Hispano-Brasileira de Pelotização	50.89	48	-	16	(18)	3	-	-	49
Companhia Ítalo-Brasileira de Pelotização	50.90	62	-	16	(20)	5	-	-	63
Companhia Nipo-Brasileira de Pelotização	51.00	145	-	39	(45)	11	-	-	150
MRS Logística S.A.	48.45	509	-	118	(28)	42	-	(1)	640
VLI S.A.	29.60	428	-	(108)	-	25	-	1	346
Samarco Mineração S.A. (note 26)	50.00	-	-	-	-	-	-	-	-
		1,296	-	101	(143)	94	-	1	1,349
Energy Transition Metals
PT Kolaka Nickel Indonesia	18.30	-	-	-	-	-	(13)	13	-
		-	-	-	-	-	(13)	13	-
Others
Aliança Geração de Energia S.A.	55.00	340	-	48	(60)	28	-	-	356
Aliança Norte Energia Participações S.A.	51.00	106	-	(8)	-	8	-	-	106
Other		56	1	3	-	5	-	(4)	61
		502	1	43	(60)	41	-	(4)	523
Equity results in associates and joint ventures		1,798	1	144	(203)	135	(13)	10	1,872
Other results in associates and joint ventures (notes 16 and 26) (i)		-	-	(1,252)	-	-	-	-	-
Equity results and other results in associates and joint ventures		1,798	1	(1,108)	(203)	135	(13)	10	1,872

(i) It mainly refers to the addition to the provision related to the Samarco dam failure (note 26) and other results related to investments disposals (note 16).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Capital reduction in a foreign subsidiary – In August 2022, the Company approved a capital reduction in the amount of US$1,500 of Vale International SA (“VISA”), a wholly-owned foreign subsidiary, leading to a reduction in the absolute value of the investment held by the Parent Company, which resulted in a gain of US$1,543 due to the reclassification of the cumulative translation adjustments following our accounting policy for such nature of transaction, presented as “Other financial items, net” (note 6). The remaining balance of cumulative translation adjustments of VISA represents US$4,906 as of December 31, 2023.

a) Summarized financial information

The summarized financial information about relevant associates and joint ventures for the Company are as follows. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies and using the most recent financial information available adjusted for the effects of significant transactions or events that occur between the date of the financial information and the date of the Company’s financial statements. The summarized financial information about Samarco is presented in note 26.

	December 31, 2023
	Aliança Geração de Energia	Aliança Norte Energia Participações	Pelletizing plants (i)	MRS Logística	VLI S.A.
Current assets	120	-	374	954	935
Non-current assets	1,064	210	420	2,779	3,309
Total assets	1,184	210	794	3,733	4,244

Current liabilities	171	-	133	704	933
Non-current liabilities	365	2	1	1,709	2,143
Total liabilities	536	2	134	2,413	3,076
Equity	648	208	660	1,320	1,168

Net revenue	230	-	194	1,291	1,682
Net income (loss)	88	(15)	172	243	(366)

	December 31, 2022
	Aliança Geração de Energia	Aliança Norte Energia Participações	CSP	Pelletizing plants (i)	MRS Logística	VLI S.A.
Current assets	140	-	827	497	387	760
Non-current assets	921	209	2,709	328	2,398	3,649
Total assets	1,061	209	3,536	825	2,785	4,409

Current liabilities	161	-	491	164	509	810
Non-current liabilities	282	1	2,450	1	1,219	2,153
Total liabilities	443	1	2,941	165	1,728	2,963
Equity	618	208	595	660	1,057	1,446

Net revenue	215	-	2,399	420	1,083	1,376
Net income (loss)	57	(13)	387	272	169	(29)

(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Subsidiaries

The significant consolidated entities in each business segment are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. (“MBR”)	Brazil	Iron ore	100.0%	100.0%	0.0%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
PT Vale Indonesia	Indonesia	Nickel	44.3%	44.3%	55.7%
Vale Base Metals Limited	United Kingdom	Holding	100.0%	100.0%	0.0%
Vale Holdings B.V.	Netherlands	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Oman Distribution Center LLC	Oman	Iron ore and pelletizing plant	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing plant	100.0%	100.0%	0.0%

c) Noncontrolling interest

Summarized financial information

The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest is as follows. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2023
	PTVI (note 16b)	Other	Total
Current assets	885	-	-
Non-current assets	2,977	-	-
Related parties – Shareholders	83	-	-
Total assets	3,945	-	-

Current liabilities	221	-	-
Non-current liabilities	239	-	-
Related parties – Shareholders	-	-	-
Total liabilities	460	-	-

Equity	3,484	-	-
Equity (negative reserves) attributable to noncontrolling interests	1,599	(79)	1,520

Net income	207	-	-
Net income (loss) attributable to noncontrolling interests	144	(22)	122

Dividends paid to noncontrolling interests	33	8	41
	December 31, 2022
	PTVI	Vale Oman Pelletizing (note 16e)	Other	Total
Current assets	853	84	-	-
Non-current assets	2,147	581	-	-
Related parties – Shareholders	113	81	-	-
Total assets	3,113	746	-	-

Current liabilities	183	96	-	-
Non-current liabilities	249	149	-	-
Related parties – Shareholders	-	297	-	-
Total liabilities	432	542	-	-

Equity	2,681	204	-	-
Equity (negative reserves) attributable to noncontrolling interests	1,492	61	(62)	1,491

Net income	181	29	-	-
Net income (loss) attributable to noncontrolling interests	101	9	(28)	82

Dividends paid to noncontrolling interests	-	12	-	12

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2021
	PTVI	Vale Moçambique	Vale Oman Pelletizing	Other	Total
Current assets	771	420	92	-	-
Non-current assets	1,875	195	633	-	-
Related parties – Shareholders	82	6	25	-	-
Total assets	2,728	621	750	-	-

Current liabilities	174	224	97	-	-
Non-current liabilities	70	74	157	-	-
Related parties – Shareholders	-	12,072	296	-	-
Total liabilities	244	12,370	550	-	-

Equity (negative reserves)	2,484	(11,749)	200	-	-
Equity (negative reserves) attributable to noncontrolling interests	1,383	(587)	60	(21)	834

Net income	198	326	27	-	-
Net income (loss) attributable to noncontrolling interests	110	(85)	8	(10)	23

Dividends paid to noncontrolling interests	18	-	12	-	30

Accounting policy

Subsidiaries – The Company consolidates all entities over which it exercises control, defined as having both (i) exposure or rights to variable returns from its involvement and (ii) the ability to direct significant activities of the investee. Subsidiaries are fully consolidated from the acquisition date until the Company ceases to have control.

Transactions with noncontrolling interests – Investments held by other investors in Vale's subsidiaries are treated as noncontrolling interests (“NCI”). Transactions with NCI are treated as transactions with the Company's shareholders. For purchases or disposals of NCI, the difference between the consideration paid and the book value of the acquired portion of the subsidiary's net assets is directly recorded in equity under "Acquisitions and disposals of non-controlling interests."

Loss of control – When the Company ceases to have control, any interest retained in the entity is remeasured at its fair value, with the change in the carrying amount recognized in profit or loss. Amounts previously recognized in other comprehensive income are reclassified to the income statement.

Investments in associates and joint arrangements – Associates are entities over which the Company holds significant influence (typically 20% to 50% equity interest). If the equity interest in an associate decrease while retaining significant influence, a proportionate portion of the amounts previously recognized in other comprehensive income is reclassified to profit or loss as appropriate. Dilution gains and losses on associates are recognized in the income statement.

Joint arrangements are all entities over which the Company shares control with one or more parties. The classification of joint arrangement investments as joint operations or joint ventures depends on the contractual rights and obligations of each investor.

Joint operations are recorded in the financial statements to represent the Company’s contractual rights and obligations. Accordingly, assets, liabilities, income and expenses related to the joint operation are individually recorded in the financial statements.

Interests in joint ventures are accounted for using the equity method, recognized initially at cost. The Company's investment in joint ventures includes identified goodwill from the acquisition, net of any impairment loss. The Company's interest in joint venture profits or losses is recognized in the income statement, and participation in changes in reserves is reflected in the Company's reserves. If the Company's interest in the losses of an associate or joint venture equals or exceeds the carrying amount of the investment, including any other receivables, additional losses are not recognized unless obligations or payments have been made on behalf of the joint venture.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In addition, the financial information used for associates and joint ventures to account for their impact in these financial statements may diverge from the stand-alone financial statements of those entities due to adjustments to Vale's accounting policy and variations in reporting periods.

Cumulative translation adjustments - According to IAS 21, exchange differences arising from transactions and balances of foreign operations are recognized in other comprehensive income and accumulated in equity until the full or partial disposal of the operation. A "partial disposal" of an investment can be construed as (i) a reduction in the percentage of equity interest or (ii) a decrease in the absolute value of the investment through the reduction of the investee's capital, even if the investor's ownership percentage remains unchanged. Consequently, there exists an accounting policy choice concerning the definition of a partial disposal.

In alignment with its accounting policy, the Company has chosen to treat a capital reduction in an investment in a foreign operation under the absolute value approach as described in (ii) above. Consequently, the exchange differences initially recorded in equity are reclassified to the income statement in the same proportion as the reduction in the net investment held in the foreign operation.

Critical accounting estimates and judgments

In certain scenarios, judgment is necessary to determine whether, after considering all relevant factors, the Company exercises control, joint control, or significant influence over an entity. Significant influence includes situations involving collective control.

The Company holds the majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização). However, management has concluded that the Company lacks a sufficiently dominant voting interest to direct the activities of these entities. Consequently, these entities are accounted for using the equity method due to shareholder agreements where relevant decisions are shared with other parties.

Vale and Sumitomo Metal Mining Co. Ltd. ("SMM") jointly own a 44.3% and 15% equity interest in PT Vale Indonesia Tbk ("PTVI"), resulting in a total 59.3% interest in PTVI. Vale and SMM have a Shareholders' Agreement ("Block voting agreement"), stipulating that SMM will adhere to Vale's guidelines in decision-making on financial and operational matters crucial to PTVI's management. Consequently, the Company consolidates PTVI in its financial statements.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

16. Acquisitions and divestitures

Effects on the income statement

		Year ended December 31, 2023
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Mineração Rio do Norte	16(d)	-	-	-	-	(87)
Companhia Siderúrgica do Pecém	16(f)	-	-	-	-	31
		-	-	-	-	(56)

		Year ended December 31, 2022
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Companhia Siderúrgica do Pecém (i)	16(f)	-	-	-	-	(135)
Midwestern System	16(g)	37	-	37	1,121	-
California Steel Industries	16(h)	-	150	150	-	142
Manganese	16(i)	-	-	-	(10)	-
Other		28	-	28	-	(9)
		65	150	215	1,111	(2)
Discontinued operations (Coal)	16(l)	3,072		3,072	(589)	-
		3,137	150	3,287	522	(2)

(i) Includes impairment of the investment in the amount of US$111 and a provision for accounts receivable with CSP in the amount of US$24.

		Year ended December 31, 2021
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Midwestern System	16(g)	-	-	-	(78)	-
Vale Nouvelle-Calédonie	16(m)	1,132	-	1,132	(98)	-
Vale Shipping Holding	16(k)	771	-	771	-	-
Manganese	16(i)	-	-	-	(35)	-
Other		9	-	9	-	(75)
		1,912	-	1,912	(211)	(75)
Discontinued operations (Coal)	16(l)	424		424	(3,282)	-
		2,336	-	2,336	(3,493)	(75)

a) Acquisition of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) – In February 2024 (subsequent event), the Company entered into an agreement with Anglo American plc for the acquisition of 15% interest in Anglo American Brasi, company that currently owns the Minas-Rio complex (“Minas-Rio”), in Brazil. Under the terms agreed, Vale will contribute with Serra da Serpentina iron ore resources and a cash contribution of US$157.5, subject to net debt and working capital variation adjustments at the closing date. Additionally, depending on the future iron ore prices, there may be an adjustment in the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statements accordingly.

Following completion of the transaction, Vale will receive its pro-rata share of Minas-Rio production and the Company will also have an option to acquire an additional 15% shareholding in Minas-Rio. The option will be exercised at fair value, calculated at the time of exercise.

The closing of the transaction is subject to the usual conditions precedent and expected to occur in 2024. Upon completion of the transaction, Anglo American Brasil will be an associate of Vale and the investment will be accounted for under the equity method.

b) PT Vale Indonesia Tbk (“PTVI”) – PTVI has a Contract of Work with the government of Indonesia to operate its mining licenses, expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In November 2023, the Company signed a Heads of Agreement with PT Mineral Industri Indonesia (“MIND ID”) and Sumitomo Metal Mining Co., Ltd. (“SMM”) regarding the divestment obligation of approximately 14% in PTVI. Therefore, MIND ID will become PTVI's largest shareholder, holding approximately 34% of the issued shares, with the Company and SMM holding approximately 33.9% and approximately 11.5%, respectively. The transaction's conclusion is expected in 2024 and is subject to customary closing conditions.

Thus, Vale will lose control over PTVI and will treat the investment held in PTVI through the equity method due to the significant influence it will retain on PTVI.

In addition, due to the current stage of this transaction, this investment was classified as an asset held for sale as it meets the “highly probable” criterion as defined in IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations. As the fair value of PTVI is higher than the carrying value, no impairment loss was recorded in the income statement for the year ended December 31, 2023.

Therefore, at the closing of the transaction, the Company will recognize impacts resulting from (i) derecognition of net assets due to the deconsolidation of PTVI; (ii) derecognition of the non-controlling interest due to the deconsolidation of PTVI; (iii) remeasurement of the retained interest in the investee at the fair value; (iv) reclassification of the accumulated translation adjustments, recorded in equity to the income statement.

Effects on the balance sheet

		December 31, 2023
	Notes	PTVI (held for sale)
Assets
Cash and cash equivalents		703
Accounts receivable		20
Inventories		80
Taxes		117
Investments		13
Property, plant and equipment	18	2,792
Intangibles	17	69
Other assets		139
		3,933
Liabilities
Suppliers and contractors		172
Other liabilities		389
		561
Net assets held for sale		3,372

c) Strategic partnership on the Energy Transition Metals business – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals will make an equity investment in Vale Base Metals Limited (“VBM”), the holding entity for Vale’s Energy Transition Metals Business. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM.

As a result of both agreements, Manara Minerals and Engine No. 1 will hold a combined 13% equity interest in VBM for the consideration of approximately US$3.4 billion, which will be contributed to VBM thereby diluting Vale to an 87% equity interest. Therefore, the Company will retain control over VBM and as a result this agreement will be accounted for in the Company’s equity. The closing of the transaction is expected to take place in 2024, subject to conditions precedent, including the approval of the usual authorities.

d) Mineração Rio do Norte S.A. (“MRN”) – In November 2023, Vale concluded the sale of its 40% interest in MRN, which has been impaired in full since 2021, to Ananke Alumina S.A. (“Ananke”), an associate of Norsk Hydro ASA. At closing of the transaction, Vale paid US$72 to the buyer, resulting in a loss of US$87 recorded in the income statement for the year ended December 31, 2023, as “Equity results and other results in associates and joint ventures”.

e) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised its option to sell its 30% noncontrolling interest held in VOPC, a subsidiary consolidated by the Company. In April 2023, the Company concluded the transaction and acquired the minority interest for US$130, resulting in a gain of US$3, recorded in equity, as “Acquisitions and disposals of noncontrolling interests”, since it resulted from a transaction between shareholders. Upon closing, Vale owns 100% of VOPC's share capital.

f) Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. Following the terms of the agreement, the Company has impaired its investment in full, with an impact of US$111 and recorded a provision for accounts receivable with CSP in the amount of US$24, both recorded in the income statement for the year ended December 31, 2022.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal, for US$1,082, which was fully used to prepay most of the outstanding net debt of US$1,149. The remaining balance was settled by the shareholders and so Vale disbursed US$67 upon completion of the transaction. The Company also derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of US$31 recorded as “Equity results and other results in associates and joint ventures” for the year ended December 31, 2023.

g) Midwestern System – In April 2022, the Company entered into an agreement with J&F Mineração (“J&F”) for the sale of Vale’s iron ore, manganese and logistics assets in the Centro-Oeste System, through equity interests in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación S.A.

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

In July 2022, the Company completed the transaction and received US$140. Following the disposal, the Company recorded a gain of US$37 related to the reclassification of the cumulative translation adjustments from the equity to the income statement, recorded in “Other financial items, net”.

h) California Steel Industries (“CSI”) - In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for US$437. In February 2022, the Company concluded the sale and recorded a gain of US$292 for the year ended December 31, 2022, as “Equity results and other results in associates and joint ventures”, of which US$142 relates to a gain from the sale and US$150 is due the reclassification of the cumulative translation adjustments from the shareholders’ equity to the income statement.

i) Manganese

Operations in Minas Gerais - In January 2022, the Company completed the sale of its ferroalloy operations in Barbacena and Ouro Preto and its manganese mining operations at Morro da Mina, in the state of Minas Gerais, to VDL Group (“VDL”) for a total consideration of US$40. As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing did not result in an additional impact on the income statement for 2022 (2021: impairment of US$25).

Operations in Bahia - In 2020, the Company decided to shut down the Simões Filho operation, located in the State of Bahia, the plant was part of Vale Manganês business and produced manganese ferroalloy. In 2022, the Company signed a binding agreement with Minas Ligas for a partial sale of the assets of this plant for US$11, which resulted in an impairment loss of US$10 for the year ended December 31, 2022 (2021: US$10).

j) The Mosaic Company (“Mosaic”) - The Company held 34.2 million common shares of Mosaic, the financial instrument was measured at fair value through other comprehensive income. Thus, changes in the fair value of this investment were accumulated in the Company's equity. In November 2021, the Company sold the entire investment of Mosaic shares for the total amount of US$1,259 and the amount US$522 was reclassified from other reserves to retained earnings reserve and, therefore, did not result in an impact on the income statement for the year ended December 31, 2021.

k) Vale Shipping Holding Pte. Ltd (“VSH”) - In October 2021, the Company approved the liquidation of VSH, its wholly-owned subsidiary that owned and operated the Company's vessels. In November 2021, VSH made a repayment of capital to VISA and, as a result, the Company recognized a gain of US$771 for the year ended December 31, 2021, presented as “Other financial items, net” arising from the reclassification of cumulative translation adjustments that was recorded in the Company’s equity to the income statement.

l) Discontinued operations (Coal) - The Company had metallurgical and thermal coal mining and processing operations through Vale Moçambique S.A. (“Vale Moçambique”) which was a company controlled by Vale, that had a non-controlling interest held by Mitsui & Co. Ltd. (“Mitsui”). Coal products were transported from the Moatize mine to the maritime terminal by the Nacala Logistics Corridor (“NLC”), which was a joint venture between Vale and Mitsui. The NLC’s main assets were the railways and port concessions located in Mozambique and Malawi.

As part of the sustainable mining strategic agenda, the Company announced in 2021 its intention to divest from coal assets. To achieve this objective, it was necessary to carry out the corporate reorganization through the acquisition of the interests held by Mitsui in these assets, which, upon completion, allowed an agreement with Vulcan Minerals, for the sale of all coal assets. Following the signing of the agreement in December 2021, the Company started to treat coal as a discontinued operation.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Acquisition of non-controlling interest in Vale Moçambique

On June 22, 2021, the Company acquired 15% interest held by Mitsui in Vale Moçambique for an immaterial consideration, which resulted in a loss of US$331 (R$1,666 million) due to the negative reserves of Vale Moçambique at the conclusion of the transaction. This transaction with non-controlling interests was recognized in the equity as “Acquisition and disposal of non-controlling interest”. After the acquisition of the interests previously held by Mitsui, the Company held 95% of the share capital of Vale Moçambique and the remaining interest was held by the government of Mozambique.

Business combinations – NLC

The Company also concluded the acquisition of NLC’s control in June 2021, through the disbursement of US$2,517 to settle NLC’s loans with third parties (“Project Finance”), satisfying all conditions for acquiring the additional 50% held by Mitsui. Therefore, the Company started consolidating the NLC’s assets and liabilities on its statement of financial position.

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

The fair values of identifiable assets acquired, and liabilities assumed as a result of the NLC’s acquisition were as follows:

June 22, 2021
Acquired assets
Cash and cash equivalents	172
Inventory, recoverable tax, and other assets	423
Intangibles	2,219
Property, plant, and equipment	1,363
Assumed liabilities	(158)
Net identifiable assets acquired	4,019
Fair value adjustments (i)	(1,590)
Total identifiable net assets at fair value	2,429

Pre-existing relation (Loans receivable from NLC)	859
Loss on pre-existing relation	(771)
2,517
Cash consideration	2,517
(-) Balances acquired
Cash and cash equivalents	172
Net cash outflow	2,345

(i)	Of this amount, US$441 was allocated to property, plant, and equipment and US$791 was allocated to intangible and the remaining amount was allocated to other assets.

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

Binding agreement with Vulcan Resources (“Vulcan”)

In December 2021, the Company entered into a binding agreement with Vulcan Resources (formerly Vulcan Minerals) for the sale of these assets. Under the sale agreement Vulcan has committed to pay the gross amount of US$270, in addition of a 10-year royalty agreement subject to certain mine production and coal price conditions and so, due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred.

In April 2022, the transaction was completed, and the Company recorded a net income from discontinued operations of US$2,060 for the year ended December 31, 2022, which is mainly driven by the reclassification of the cumulative translation adjustments of US$3,072, from the equity to the income statement, which was partially offset by the derecognition of noncontrolling interest of US$585 due to the deconsolidation of the coal assets. Additionally, until the closing of the transaction, the Company recorded losses of US$589 due to the impairment of assets acquired in the period and working capital adjustments.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Net income and cash flows from discontinued operations

	Year ended December 31,
	2023	2022	2021
Net income from discontinued operations
Net operating revenue	-	448	1,083
Cost of goods sold and services rendered	-	(264)	(1,386)
Operating expenses	-	(13)	(33)
Impairment and results on disposals of non-current assets, net	-	(589)	(3,282)
Operating loss	-	(418)	(3,618)
Cumulative translation adjustments (i)	-	3,072	-
Derecognition of noncontrolling interest	-	(585)	-
Financial results, net	-	(7)	447
Equity results in associates and joint ventures	-	-	(26)
income (loss) before income taxes	-	2,062	(3,197)
Income taxes	-	(2)	821
Net income (loss) from discontinued operations	-	2,060	(2,376)
Loss attributable to noncontrolling interests	-	-	(85)
Net income (loss) attributable to Vale's shareholders	-	2,060	(2,291)

(i) In 2021, the Company assessed that its Australian subsidiaries (part of the coal business), which were no longer operational, were considered "abandoned" under IAS 21 - The Effects of Changes in Foreign Exchange Rates and, therefore, the Company recognized a gain related to the cumulative translation adjustments in the amount of US$424, which was reclassified to the net income as “Other financial items, net”.

	Year ended December 31,
	2023	2022	2021
Cash flow from discontinued operations
Operating activities
Income (loss) before income taxes	-	2,062	(3,197)
Adjustments:
Equity results in associates and joint ventures	-	-	26
Depreciation, amortization and depletion	-	-	69
Impairment and results on disposals of non-current assets, net	-	589	3,282
Derecognition of noncontrolling interest	-	585	-
Financial results, net	-	(3,065)	(447)
Decrease in assets and liabilities	-	(130)	(49)
Net cash generated (used) by operating activities	-	41	(316)

Investing activities
Additions to property, plant and equipment	-	(38)	(194)
Acquisition of NLC, net of cash	-	-	(2,345)
Disposal of coal, net of cash	-	(65)	-
Other	-	-	70
Net cash used in investing activities	-	(103)	(2,469)

Financing activities
Payments	-	(11)	(13)
Net cash used by financing activities	-	(11)	(13)
Net cash used by discontinued operations	-	(73)	(2,798)

m) Vale Nouvelle-Calédonie S.A.S. (“VNC”) - In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to Prony Resources consortium. With the final agreement signed in March 2021, the Company recorded a loss in the amount of US$98, presented as “Impairment reversal (impairment and disposals) of non-current assets, net” in the income statement for the year ended December 31, 2021. The Company also recorded a gain of US$1,132 due to the cumulative translation adjustments reclassification from the equity to the income statement as “Other financial items, net”.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Business combinations - The acquisition method of accounting is used to account for all business combinations, irrespective of whether equity instruments or other assets are acquired. The consideration transferred for acquiring a subsidiary comprises (i) the fair values of the assets transferred; (ii) assumed liabilities of the acquired business; (iii) equity interests issued to the Company; (iv) the fair value of any asset or liability resulting from a contingent consideration arrangement; and (v) the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, initially measured at their fair values on the acquisition date. The Company recognizes any noncontrolling interest in the acquired entity on an acquisition-by-acquisition basis, either at fair value or at the noncontrolling interest’s proportionate share of the acquired entity’s net identifiable assets.

Discontinued operations - The designation as a discontinued operation occurs either upon disposal or when the operation meets the criteria for classification as held for sale if this condition is met earlier. A discontinued operation refers to a component of a Company's business that encompasses cash flows and operations distinguishable from the remainder of the Company, representing a significant separate line of business or geographical area of operations.

The results of discontinued operations are presented in a single amount in the income statement, including the post-tax results of these operations, net of any impairment loss. Cash flows related to operating, investing, and financing activities of discontinued operations are disclosed in a separate note.

Upon classifying an operation as discontinued, the income statements for prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

Any noncontrolling interest associated with a group disposal held for sale is presented in equity and is not reclassified in the statement of financial position.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated
17. Intangibles

	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2021	3,208	5,223	86	494	9,011
Additions	-	1,087	39	-	1,126
Disposals	-	(13)	-	-	(13)
Amortization	-	(229)	(43)	-	(272)
Translation adjustment	(19)	366	5	34	386
Balance as of December 31, 2022	3,189	6,434	87	528	10,238
Cost	3,189	7,808	564	528	12,089
Accumulated amortization	-	(1,374)	(477)	-	(1,851)
Balance as of December 31, 2022	3,189	6,434	87	528	10,238
Additions	-	1,013	53	6	1,072
Disposals	-	(14)	-	-	(14)
Amortization	-	(251)	(41)	-	(292)
Transfer to held for sale (PTVI)	(68)	-	(1)	-	(69)
Translation adjustment	142	507	6	41	696
Balance as of December 31, 2023	3,263	7,689	104	575	11,631
Cost	3,263	9,394	634	575	13,866
Accumulated amortization	-	(1,705)	(530)	-	(2,235)
Balance as of December 31, 2023	3,263	7,689	104	575	11,631

a) Concessions – Includes the EFC and EFVM operating concession agreements (note 14a).

b) Goodwill – Includes the goodwill derived from acquisition of iron ore and nickel businesses and the goodwill from the incorporation of Valepar into Vale in 2017, which was recognized on the acquisition of Vale controlling interest by Valepar based on the expected future returns of the ferrous segment. The Company has not recognized the deferred taxes over the goodwill since there are no differences between the tax basis and accounting basis. Annually, the Company assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 19).

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

Accounting policy

Intangibles are carried at acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

Useful life
Railway concessions	5 to 37 years
Research and development project	19 years
Software	5 years

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2021		8,137	7,232	4,743	7,742	2,334	1,537	2,484	7,722	41,931
Additions (i)		-	-	-	-	-	77	-	5,496	5,573
Disposals		(22)	(24)	(19)	(3)	(7)	-	(2)	(144)	(221)
Assets retirement obligation	27(b)	-	-	-	(562)	-	-	-	-	(562)
Depreciation, depletion and amortization		(409)	(478)	(700)	(436)	(160)	(185)	(301)	-	(2,669)
Impairment reversal		56	34	64	39	-	-	21	-	214
Transfer to asset held for sale - Midwestern System		(56)	(34)	(64)	(39)	-	-	(21)	-	(214)
Translation adjustment		308	340	102	(131)	159	26	43	39	886
Transfers		899	972	858	502	149	-	408	(3,788)	-
Balance as of December 31, 2022		8,913	8,042	4,984	7,112	2,475	1,455	2,632	9,325	44,938
Cost		16,027	12,819	11,647	16,405	4,099	2,120	5,899	9,325	78,341
Accumulated depreciation		(7,114)	(4,777)	(6,663)	(9,293)	(1,624)	(665)	(3,267)	-	(33,403)
Balance as of December 31, 2022		8,913	8,042	4,984	7,112	2,475	1,455	2,632	9,325	44,938
Additions (i)		-	-	-	-	-	74	-	6,368	6,442
Disposals		(35)	(11)	(15)	(7)	(13)	-	(8)	(131)	(220)
Assets retirement obligation	27(b)	-	-	-	324	-	-	-	-	324
Depreciation, depletion and amortization		(462)	(517)	(736)	(446)	(168)	(190)	(323)	-	(2,842)
Transfer to asset held for sale		(670)	-	(759)	(791)	(41)	(8)	(2)	(521)	(2,792)
Translation adjustment		578	574	214	286	187	28	138	541	2,546
Transfers		1,795	1,151	762	447	172	-	47	(4,374)	-
Balance as of December 31, 2023		10,119	9,239	4,450	6,925	2,612	1,359	2,484	11,208	48,396
Cost		17,381	14,858	10,326	15,663	4,435	2,208	5,391	11,208	81,470
Accumulated depreciation		(7,262)	(5,619)	(5,876)	(8,738)	(1,823)	(849)	(2,907)	-	(33,074)
Balance as of December 31, 2023		10,119	9,239	4,450	6,925	2,612	1,359	2,484	11,208	48,396

(i)	The additions are mainly related to the expansion of the Voisey’s Bay mine and the Salobo III project, Sol do Cerrado (solar energy plant) and the execution of the Capanema project. It also includes capitalized interest.

For more details regarding right of use and lease liability see note 24.

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The residual values and useful lives of assets are reviewed each reporting period and adjusted if necessary.

Expenditures and stripping costs

(i) Research and development expenditures - Expenditures on mining research are accounted for as operating expenses and recorded as “Research and development” in the income statement, until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

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

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long-lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

19. Impairment reversal (impairment and disposals) of non-current assets

The impairment reversal (impairment loss) and result of disposal of non-current assets recognized are presented below:

	Notes	2023	2022	2021
Midwestern System	16(g)	-	205	(78)
Manganese	16(i)	-	(10)	(35)
Vale Nouvelle-Calédonie S.A.S. ("VNC")	16(m)	-	-	(98)
Impairment reversal (impairment) of non-current assets		-	195	(211)

Onerous contracts - Midwestern System	16(g)	-	916	(18)
Result of disposals of non-current assets and others		(266)	(338)	(197)
Result of disposals of non-current assets and others		(266)	578	(215)
Impairment reversal (impairment) and disposals of non-current assets		(266)	773	(426)

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

The cash flows were discounted by using a post-tax discount rate expressed in real terms, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the asset’s specific risk. The Company used the weighted average cost of capital (“WACC”) of the mining segment as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Climate change

As outlined in note 2, the potential financial impacts on the Company of climate change and the transition to a low carbon economy have been considered in the assessment of the Company’s critical accounting estimates, which includes indicators of impairment, such as: (i) demand for the Company’s commodities decreasing, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change; (ii) physical impacts related to risks resulting from increased frequency or severity of extreme weather events, and those related to chronic risks resulting from longer-term changes in climate patterns; and (iii) investments related to decarbonization.

a) Impairment test for the goodwill and other intangibles (note 17)

Goodwill allocated to iron ore and pellet operations

	2023	2022
Carrying amount	1,473	1,367
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	7.0%	6.4%
Period of cash flow projections	2053	2052
Range of iron ore forecasted prices	US$/t 75 - 98	US$/t 75 - 95
Sensitivity of key assumptions	A 34% reduction in the long-term prices of all commodities or a 61% reduction in reserves would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.	A 29% reduction in the long-term prices of all commodities or a 51% reduction in reserves would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Goodwill allocated to nickel operations

	2023	2022
Carrying amount	1,789	1,822
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	5.6% - 5.9%	4.5% - 5.3%
Period of cash flow projections	2034-2048	2032-2048
Range of nickel forecasted prices	US$/t 18,000 – 23,000	US$/t 21,000 – 24,000
Sensitivity of key assumptions	A 12.5% reduction in the long-term prices of all commodities would, alone, result in estimated recoverable amount equal to the carrying value of this group of CGUs.	A 23.7% reduction In the long-term prices of all commodities would, alone, result in estimated recoverable amount equal to the carrying value of this group of CGUs.

Other intangibles - Research and development project

	2023	2022
Carrying amount	568	528
Impairment testing results	The recoverable amount of the cash generating unit is higher than the carrying amount and, therefore, there is no impairment to be recognised.	The recoverable amount of the cash generating unit is higher than the carrying amount and, therefore, there is no impairment to be recognised.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	7%	6.4%
Beginning of operation and useful life	16 years of useful life considering the beginning of operation in 2025	16 years of useful life considering the beginning of operation in 2025
Range of iron ore forecasted prices	US$/t 80 - 98	US$/t 85 - 95
Sensitivity of key assumptions	A 7.5% reduction in the prices of all commodities or an 67% reduction in in processing and beneficiating iron ore volumes would, alone, result in estimated recoverable amount equal to the carrying value of this asset.	A 12.5% reduction in the prices of all commodities or an A 77% reduction in in processing and beneficiating iron ore volumes would, alone, result in estimated recoverable amount equal to the carrying value of this asset.

b) Impairment recorded on the sale of investments

In the past few years, the Company has divested non-strategic assets, as detailed in note 16 to these financial statements. These transactions resulted in material impacts on Vale's results, which were recorded under "Impairment reversal (impairment and disposals) of non-current assets, net", as summarized below:

•	Midwestern system (note 16g) – As a result of the agreement for the sale of these assets to J&F, the Company recorded a gain in the amount of US$1,121 in the income statement for the year ended December 31, 2022 due to the reversal of the impairment of property, plant and equipment, of which US$214 relates to the property, plant and equipment, and US$916 is due to the onerous contract, partially offset by losses of US$9 due to working capital adjustments at the closing of the transaction.

•	Manganese (note 16i) –The Company has entered into agreements to sell its manganese assets, resulting in an impairment loss of US$10 recorded in the income statement for the year ended December 31, 2022 (2021: US$35).

•	VNC (note 16m) –As a result of the sale of this asset to Prony Resources, the Company recognized an impairment loss of US$98 in the income statement for the year ended December 31, 2021.

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Board of Directors establishes and supervises the management of financial risks with the support of the Capital Allocation and Project Advisory Committee that ensures that Company's financial activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and objectives.

The Company has developed its strategy through an integrated view of the risks to which it is exposed, considering not only the risk, generated by variables traded in the financial market (market risk) and the liquidity risk, but also the risk arising from obligations assumed by third parties to the Company (credit risk), among others.

The Company uses derivative financial instruments to protect its exposure to these market risks arising from operating, financing, and investment activities, so that Vale does not engage in derivative operations that result in leverage exceeding the nominal value of its contracts. The financial instruments portfolio is reassessed monthly, allowing the monitoring of financial results and their impact on cash flow. The Company applies hedge accounting to its net investment in foreign operation and nickel revenue program.

Risks	Origin of the exposure	Management
Market Risk - Exchange Rate	Financial instruments and other financial liabilities that are not denominated in US$	Swap and forward operations
Market risk - Interest rate	Loans and financing indexed to different interest rates including, but not limited to, SOFR and CDI	Swap operations
Market risk - Product and input prices	Volatility of commodity and input prices	Forward operations and option contracts
Credit Risk	Receivables, derivative transactions, guarantees, advances to suppliers and financial investments	Portfolio diversification and policies for monitoring counterparty solvency and liquidity indicators
Liquidity risk	Contractual or assumed obligations	Availability of revolving credit lines

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.i) Effects of derivatives on the statement of financial position

		December 31, 2023		December 31, 2022
	Reference	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	109	30	11	144
IPCA swap	20(b.i)	-	41	-	63
Dollar swap and forward transactions	20(b.i)	650	-	407	7
LIBOR & SOFR swap	20(b.ii)	4	28	7	-
		763	99	425	214

Commodities price risk
Gasoil, Brent and freight	20(b.iv)	52	22	78	56
Energy Transition Metals	20(c)	-	8	35	1
		52	30	113	57
Other	20(d)	-	2	-	5

Total		815	131	538	276

a.ii) Net exposure

	Reference	December 31, 2023	December 31, 2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	79	(133)
IPCA swap	20(b.i)	(41)	(63)
Dollar swap and forward transactions	20(b.i)	650	400
LIBOR & SOFR swap (i)	20(b.ii)	(24)	7
		664	211
Commodities price risk
Gasoil, Brent and freight	20(b.iv)	30	22
Energy Transition Metals	20(c)	(8)	34
		22	56

Other	20(d)	(2)	(5)

Total		684	262

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. Vale has finalized the negotiations for the replacement of the reference interest rate of its financial contracts from LIBOR to Secured Overnight Financing Rate ("SOFR"), with spread adjustments to match the transaction costs.

a.iii)       Effects of derivatives on the income statement

		Gain (loss) recognized in the income statement
		Year ended December 31,
	Reference	2023	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	214	394	(155)
IPCA swap	20(b.i)	28	74	28
Eurobonds swap		-	-	(28)
Dollar swap and forward operations	20(b.i)	667	628	(20)
LIBOR & SOFR swap	20(b.ii)	(23)	34	16
Treasury Hedge (Forward)	20(b.ii)	14	-	-
		900	1,130	(159)

Commodities price risk
Gasoil, Brent and freight	20(c)	15	25	127
Energy Transition Metals	20(d)	(15)	18	(2)
		-	43	125

Other	20(d)	3	(19)	11
Total		903	1,154	(23)

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.iv) Effects of derivatives on the cash flows

		Financial settlement inflows (outflows)
		Year ended December 31,
	Reference	2023	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	(1)	(98)	(142)
IPCA swap	20(b.i)	1	56	(18)
Eurobonds swap			-	(29)
Dollar swap and forward operations	20(b.i)	454	164	(79)
LIBOR & SOFR swap	20(b.ii)	8	46	(2)
Treasury Hedge (Forward) (i)	20(b.iii)	14	(8)	-
		476	160	(270)
Commodities price risk
Gasoil, Brent and freight	20(b.iv)	7	9	205
Energy Transition Metals	20(c)	(1)	10	-
		6	19	205

Derivatives designated as cash flow hedge accounting
Nickel	20(e)	85	(277)	(67)
Palladium	20(e)	-	15	5
Coal		-	-	(70)
		85	(262)	(132)
Total		567	(83)	(197)

(i) In 2023, the Company carried out and settle the protection program for US interest rate volatility related to both the issuance and repurchase of bonds.

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b.i) Protection programs for the R$ denominated debt instruments and other liabilities

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain liabilities denominated in R$ with interest rates linked mainly to Brazilian Interbank Interest rate (“CDI”), TJLP and consumer price index (“IPCA”). In those swaps, the Company pays fixed rates in US$ and receives payments in R$ linked to the interest rates of the protected liabilities. The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments and other liabilities linked to R$.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2023	December 31, 2022	Index	Average rate	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023	2024	2025+
CDI vs. US$ fixed rate swap					107	(83)	1	20	23	84
Receivable	R$ 5,162	R$ 6,356	CDI	100.00%
Payable	US$ 1,196	US$ 1,475	Fix	2.00%

TJLP vs. US$ fixed rate swap					(28)	(50)	(2)	3	(3)	(25)
Receivable	R$ 694	R$ 814	TJLP +	1.06%
Payable	US$ 173	US$ 204	Fix	3.46%

					79	(133)	(1)	23	20	59

IPCA swap vs. US$ fixed rate swap					(41)	(63)	1	4	(5)	(36)
Receivable	R$ 1,078	R$ 1,294	IPCA +	4.54%
Payable	US$ 267	US$ 320	Fix	3.88%

					(41)	(63)	1	4	(5)	(36)

R$ fixed rate vs. US$ fixed rate swap					600	318	340	40	333	267
Receivable	R$ 12,660	R$ 20,854	Fix	7.36%
Payable	US$ 2,431	US$ 3,948	Fix	0.00%

Forward	R$ 1,209	R$ 4,342	B	5.19	50	82	114	3	39	11

					650	400	454	43	372	278

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	107	(189)	(485)
	US$ interest rate inside Brazil decrease	107	74	38
	Brazilian interest rate increase	107	80	52
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(28)	(68)	(109)
	US$ interest rate inside Brazil decrease	(28)	(32)	(37)
	Brazilian interest rate increase	(28)	(34)	(40)
	TJLP interest rate decrease	(28)	(32)	(37)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(41)	(106)	(171)
	US$ interest rate inside Brazil decrease	(41)	(47)	(55)
	Brazilian interest rate increase	(41)	(51)	(61)
	IPCA index decrease	(41)	(45)	(50)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	600	31	(538)
	US$ interest rate inside Brazil decrease	600	564	526
	Brazilian interest rate increase	600	525	453
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

Forward	R$ depreciation	50	-	(49)
	US$ interest rate inside Brazil decrease	50	48	46
	Brazilian interest rate increase	50	46	43
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

b.ii) Protection program for interest rate US$ denominated debt

The Company has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans.

To reduce the cash flow volatility, swap transactions were implemented to convert interest rate indexed to SOFR from certain debt instruments into fixed interest rate. In those swaps, the Company received floating rates and paid fixed rates in US$.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2023	December 31, 2022	Index	Average rate	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023	2024	2025+
LIBOR vs. US$ fixed rate swap					-	7	4	-	-
Receivable	-	US$ 150	LIBOR	0.00%
Payable	-	US$ 150	Fix	0.00%

SOFR vs. US$ fixed rate swap					(24)	-	4	10	4	(28)
Receivable	US$ 2,300	-	SOFR	0.00%
Payable	US$ 2,300	-	Fix	3.60%

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)

SOFR vs. US$ fixed rate swap	US$ SOFR decrease	(25)	(67)	(111)
Protected item: SOFR US$ indexed debt	US$ SOFR decrease	n.a.	67	111

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b.iii) Protection for American treasury volatility related to tender offer transaction

To reduce the volatility of the premium paid to investors on the tender offer transaction issued in 2023, treasury lock transactions were implemented and have already been settled as of December 31, 2023.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2023	December 31, 2022	Index	Average rate	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023	2024

Treasury Hedge (Forward)	-	-	B	-	-	-	14	-	-

b.iv) Protection program for product prices and input costs

The Company is also exposed to market risks associated with the price volatility of commodities and inputs, especially freight and fuel costs. In line with its risk management policy, risk mitigation strategies involving commodities are used to reduce cash flow volatility. These mitigation strategies incorporate derivative instruments, predominantly forward, futures and options.

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2023	December 31, 2022	Bought / Sold	Average strike (US$)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023	2024
Brent crude oil (bbl)
Call options	19,907,250	22,600,500	B	91	45	74	-	11	45
Put options	19,907,250	22,600,500	S	58	(22)	(51)	-	5	(22)

Forward Freight Agreement (days)
Freight forwards	1,210	2,085	B	14,248	7	(1)	7	1	7

					30	22	7	17	30

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	23	(111)	(399)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	111	399

Forward Freight Agreement (days)
Forwards	Freight price decrease	7	1	(5)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(1)	5

Brent Crude Oil - To reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Brent Crude Oil for different portions of the exposure. The derivative transactions were traded over-the-counter and the protected item is part of the costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains. In 2023, the Company renewed the program related to its brent crude oil hedge strategy for 2024.

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2023	December 31, 2022	Bought / Sold	Average strike (US$/ton)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023	2024+
Fixed price nickel sales protection (ton)
Nickel forwards	3,322	766	B	19,207	(8)	7	(3)	3	(8)

Hedge program for products acquisition for resale (ton)
Nickel forwards	-	384	S	-	-	(1)	2	-	-

					(8)	6	(1)	3	(8)

Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	S	233	(2)	(5)	-	2	(2)

					(2)	(5)	-	2	(2)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (ton)
Forwards	Nickel price decrease	(8)	(21)	(35)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	21	35

Hedge program for products acquisition for resale (ton)
Forwards	Nickel price increase	n.a.	-	-
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	-	-

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(2)	(6)	(13)

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Year ended December 31,
	2023	2022	2021
Net investments hedge	139	81	(118)
Cash flow hedge	(19)	19	3

Net investment hedge - The Company uses hedge accounting for foreign exchange risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. With the hedge program, the Company's debt with third parties denominated in United States dollars and euros serves as a hedge instrument for investments in these subsidiaries. In March 2021, the Company redeemed all its euro bonds (note 10). As a result, the amount of debt designated as a hedge instrument for this investment is US$2,711 as of December 2023. As a result of the hedge program, the impact of the exchange rate variation on the debt denominated in dollars and euros is now partially recorded in other comprehensive income, as “Translation adjustments”.

e) Cash flow hedge

		Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	Bought / Sold	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023	2024
Nickel revenue hedge program
Forward	S	-	28	85	-	-
		-	28	85	-	-

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)

Nickel Revenue Hedging Program
Forward	Nickel price increase	-	-	-
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	-	-

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

	Notes	December 31, 2023	December 31, 2022
Cash and cash equivalents	23	3,609	4,736
Short-term investments	23	51	61
Restricted cash		4	77
Judicial deposits	28	-	1,215
Derivative financial instruments		815	538
Investments in equity securities	14	45	7
		4,524	6,634

f.iii) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	December 31, 2023		December 31, 2022
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	-	-	32	-
Aa2	338	-	342	5
Aa3	42	-	239	-
A1	2,022	50	1,746	97
A2	309	293	938	145
A3	186	22	918	63
Baa1	2	-	-	-
Baa2	16	-	7	-
Ba1 (i)	85	-	-	-
Ba2 (i)	287	314	411	174
Ba3 (i)	373	136	164	54
	3,660	815	4,797	538

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

g) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The available revolving credit facilities are intended to assist short term liquidity management and to enable more efficiency in cash management and were provided by a syndicate of several global commercial banks. The Company has two revolving credit facilities, in the amount of US$5,000, for which US$3,000 have maturity date in 2024 and US$2,000 in 2026. As of December 31, 2023, these lines were not drawn.

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

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		December 31, 2023				December 31, 2022
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	23	3,609	-	-	3,609	4,736	-	-	4,736
Short-term investments	23	-	-	51	51	-	-	61	61
Derivative financial instruments	20	-	-	271	271	-	-	342	342
Accounts receivable	11	362	-	3,835	4,197	538	-	3,781	4,319
		3,971	-	4,157	8,128	5,274	-	4,184	9,458
Non-current
Judicial deposits	28(d)	798	-	-	798	1,215	-	-	1,215
Restricted cash	14	4	-	-	4	77	-	-	77
Derivative financial instruments	20	-	-	544	544	-	-	196	196
Investments in equity securities	14	-	45	-	45	-	7	-	7
		802	45	544	1,391	1,292	7	196	1,495
Total of financial assets		4,773	45	4,701	9,519	6,566	7	4,380	10,953

Financial liabilities
Current
Suppliers and contractors	13	5,272	-	-	5,272	4,461	-	-	4,461
Derivative financial instruments	20	-	-	36	36	-	-	90	90
Loans and borrowings	23	824	-	-	824	307	-	-	307
Leases	24	197	-	-	197	182	-	-	182
Liabilities related to the concession grant	14(a)	591	-	-	591	416	-	-	416
Other financial liabilities - Related parties	31	290	-	-	290	400	-	-	400
Contract liability and financial liabilities	14	759	-	-	759	766	-	-	766
		7,933	-	36	7,969	6,532	-	90	6,622
Non-current
Derivative financial instruments	20	-	-	95	95	-	-	186	186
Loans and borrowings	23	11,647	-	-	11,647	10,874	-	-	10,874
Leases	24	1,255	-	-	1,255	1,349	-	-	1,349
Participative shareholders' debentures	22	-	-	2,874	2,874	-	-	2,725	2,725
Liabilities related to the concession grant	14(a)	3,278	-	-	3,278	2,554	-	-	2,554
Financial guarantees	32	-	-	-	-	-	-	103	103
		16,180	-	2,969	19,149	14,777	-	3,014	17,791
Total of financial liabilities		24,113	-	3,005	27,118	21,309	-	3,104	24,413

b) Hierarchy of fair value

		December 31, 2023				December 31, 2022
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	23	51	-	-	51	61	-	-	61
Derivative financial instruments	20	-	815	-	815	-	538	-	538
Accounts receivable	11	-	3,835	-	3,835	-	3,781	-	3,781
Investments in equity securities	14	-	45	-	45	-	7	-	7
		51	4,695	-	4,746	61	4,326	-	4,387

Financial liabilities
Derivative financial instruments	20	-	131	-	131	-	276	-	276
Participative shareholders' debentures	22	-	2,874	-	2,874	-	2,725	-	2,725
Financial guarantees	32	-	-	-	-	-	103	-	103
		-	3,005	-	3,005	-	3,104	-	3,104

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

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

	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,253	7,404	6,256	6,253
Debentures	221	213	240	225
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	250	250	280	278
R$, with fixed interest	-	-	2	2
Basket of currencies and bonds in US$ indexed to SOFR	153	168	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	4,504	4,950	4,304	4,391
Other currencies, with variable interest	9	9	9	9
Other currencies, with fixed interest	81	85	90	91
	12,471	13,079	11,181	11,249

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

The effects on the income statement and on the statement of financial position are shown below:

	Year ended December 31,
	Average price (R$)			Financial results			Liabilities
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Participative shareholders’ debentures	35.80	36.59	49.10	(179)	659	(716)	2,874	2,725	3,419

The Company made available for withdrawal as remuneration the following amounts, as disclosed on the “Shareholders’ debentures report” available on the Company’s website, which were not incorporated by reference:

	Availability date	Remuneration amount
Remuneration for the first half of 2023	October 2, 2023	106
Remuneration for the second half of 2022	April 3, 2023	127
Year ended December 31, 2023		233

Remuneration for the first half of 2022	October 3, 2022	137
Remuneration for the second half of 2021	April 1, 2022	234
Year ended December 31, 2022		371

Remuneration for the first half of 2021	October 1, 2021	225
Remuneration for the second half of 2020	April 1, 2021	193
Year ended December 31, 2021		418

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

23. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	December 31, 2023	December 31, 2022
Loans and borrowings	12,471	11,181
Leases (note 24)	1,452	1,531
Gross debt	13,923	12,712

(-) Cash and cash equivalents	3,609	4,736
(-) Short-term investments (i)	51	61
(-) Net Cash PTVI (note 16b)	703	-
Net debt	9,560	7,915

(i) Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and Selic Treasury Notes (“LFTs”), which are floating-rate securities issued by the Brazilian government.

b)    Cash and cash equivalents

	December 31, 2023	December 31, 2022
R$	953	1,770
US$	2,516	2,798
Other currencies	140	168
Total	3,609	4,736

c) Loans and borrowings

i) Outstanding balance of loans and borrowings by type and currency

		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Quoted in the secondary market:
US$ Bonds	6.02%	-	-	7,157	6,157
R$ Debentures (ii)	10.17%	96	47	119	186
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.12%	49	46	200	232
R$, with fixed interest		-	2	-	-
Basket of currencies and bonds in US$ indexed to SOFR	6.80%	-	-	150	-
Debt contracts in the international market in:
US$, with variable and fixed interest	5.59%	500	54	3,945	4,212
Other currencies, with variable interest	4.12%	-	-	9	9
Other currencies, with fixed interest	3.87%	12	11	67	78
Accrued charges		167	147	-	-
		824	307	11,647	10,874

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of December 31, 2023.

(ii) The Company has debentures in Brazil obtained for the Company's infrastructure investment projects.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.39% per year in US$.

The reconciliation of loans and financing with cash flows resulting from financing activities is presented in note 10(C).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Future flows of principal and interest of loans and borrowings payments

	Principal	Estimated future interest payments (i)
2024	657	779
2025	451	752
2026	572	724
2027	1,700	625
Between 2028 and 2030	3,274	1,540
2031 onwards	5,650	2,182
Total	12,304	6,602

(i) Based on interest rate curves and foreign exchange rates applicable as of December 31, 2023 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

For the year ended in 2023, 2% of total interest incurred in Loans and borrowings was capitalized (2022: 7%) (note 6). Loan and Borrowing costs that are not capitalized were recognized in the income statement of the year in which they are incurred.

Covenants

Some of the Company’s loans and borrowings agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (as defined in note 4a) and interest coverage. The Company did not identify any instances of noncompliance as of December 31, 2023.

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

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. Interest on loans and borrowing not capitalized is recognized in profit or loss for the year when incurred.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24. Leases

a) Right of use

	December 31, 2022	Additions and contract modifications	Depreciation	Transfer to asset held for sale	Translation adjustment	December 31, 2023
Ports	657	24	(59)	-	6	628
Vessels	453	4	(42)	-	-	415
Pelletizing plants	204	24	(51)	-	16	193
Properties	87	12	(25)	-	6	80
Energy plants	39	-	(5)	-	-	34
Equipment and Installment of mining	15	10	(8)	(8)	-	9
Total	1,455	74	(190)	(8)	28	1,359

b) Leases liabilities

	December 31, 2022	Additions and contract modifications	Payments (i)	Interest	Transfer to liabilities held for sale	Translation adjustment	December 31, 2023
Ports	690	24	(66)	31	-	3	682
Vessels	441	4	(63)	15	-	-	397
Pelletizing plants	222	24	(64)	9	-	16	207
Properties	105	12	(27)	4	-	8	102
Energy plants	52	-	(6)	3	-	-	49
Mining equipment	21	10	(7)	-	(9)	-	15
Total	1,531	74	(233)	62	(9)	27	1,452
Current liabilities	182						197
Non-current liabilities	1,349						1,255
Total	1,531						1,452

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was US$112 recorded in the income statement for the year ended December 31, 2023, (2022:US$ 367).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2024	2025	2026	2027	2028 onwards	Total	Remaining term (years)	Discount rate
Ports	70	69	56	43	737	975	3 to 20	4% to 5%
Vessels	60	59	54	53	292	518	2 to 10	3% to 4%
Pelletizing plants	60	50	17	17	115	259	1 to 10	2% to 6%
Properties	28	18	16	14	38	114	1 to 10	2% to 6%
Energy plants	10	10	6	5	46	77	1 to 7	5% to 6%
Mining equipment	8	4	2	-	-	14	1 to 5	3% to 6%
Total	236	210	151	132	1,228	1,957

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

Leases

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

25. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. Changes in the provisions are shown below:

	December 31, 2022	Revision to estimates and new provisions	Monetary and present value adjustments	Disbursements	Translation adjustment	December 31, 2023
Judicial Settlement for Integral Reparation
Payment obligations	882	34	79	(495)	62	562
Provision for socio-economic reparation and others	867	(4)	97	(423)	55	592
Provision for social and environmental reparation	777	9	82	(86)	61	843
	2,526	39	258	(1,004)	178	1,997
Other obligations
Tailings containment, geotechnical safety and environmental reparation	559	200	58	(175)	42	684
Individual indemnification	45	104	9	(78)	3	83
Other	182	133	38	(73)	16	296
	786	437	105	(326)	61	1,063
Liability	3,312	476	363	(1,330)	239	3,060

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted at present value at a rate in nominal terms, which decreased from 9.08% on December 31, 2022, to 8.36% on December 31, 2023.

In addition, the Company has incurred expenses, which have been recognized straight to the income statement as “other operating expenses, net” (note 5c), in relation to tailings management, communication, humanitarian assistance, payroll, legal services, water supply, among others. The Company incurred expenses in the amount of US$499, US$626 and US$650 for the years ended December 31, 2023, 2022 and 2021, respectively.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Judicial Settlement for Integral Reparation

The Settlement for Integral Reparation includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

For the measures (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Judicial Settlement for Integral Reparation due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba. In 2023, the review of estimates to carry out these actions resulted in an addition to the provision in the amount of US$200 (2022: US$303).

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Legal proceedings

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of decisions ordering Vale to execute specific remediation and reparation actions. As a result of the Judicial Settlement for Integral Reparation, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. Indemnifications for individual damages were excluded from the Judicial Settlement for Integral Reparation, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Public civil action and investigation under the Brazilian Anticorruption Law

In October 2020, the Brazilian Office of the Comptroller General (“CGU”) notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU concluded that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale US$18 (R$86 million), which is the minimum amount established by law (for example, the CGU recognizes the non-involvement or tolerance of the Company’s top management).

In September 2023, CGU denied the request for reconsideration filed by the Company and, therefore, Vale paid the fine of US$18 (R$86 million) during the year ended December 31, 2023. Vale disagrees with the decision and is adopting the appropriate legal measures.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. Following the decision of the Court, in May 2020, that partially denied the Motion to Dismiss presented by the Company, the Discovery phase has started and was concluded in November 2023.

Upon the filing of a pre-motion letter for the Motion for Summary Judgment by Vale, the Court should decide whether the Parties may file their motion for summary judgment. In addition, a Court hearing will be held in 2024, with oral arguments before the Court on the Motion for Class Decertification filed by Vale.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action. The Parties are still exchanging briefs on the merits of the claims.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of this class action, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

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

In January 2023, after the Federal Supreme Court recognized the competence of the Federal Court, the MPF ratified the complaint presented by MPMG, which was received by the competent authority. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is not possible to estimate when a decision will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Public civil actions brought by labor unions

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay US$200 thousand (R$1 million) per fatality. In June 2023, the Superior Labor Court ruled the lawsuit filed by workers’ union, sustaining the initial decision that condemned Vale. The Company is defending itself in the lawsuits and considers that the likelihood of loss is possible.

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, the SEC filed a lawsuit against Vale in the U.S. District Court for the Eastern District of New York, alleging that certain Vale’s disclosures related to dam safety management prior to the dam failure in Brumadinho violated U.S. securities laws. On March 28, 2023, Vale reached a settlement with the SEC to fully resolve this litigation. Under the agreement, without admitting or denying the settled claims, Vale paid US$56 during the year ended December 31, 2023. The settlement resolves the litigation without judgment on the claims based upon intentional or reckless fraud. In April 2023, the settlement was approved and granted by the Court.

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is named as a defendant in (i) one arbitration filed by 385 minority shareholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, and (iii) three arbitrations filed by foreign investment funds.

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

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$359 (R$1,800 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$779 (R$3,900 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Other proceedings

Vale is defendant in a number of investigations and proceedings brought by individuals, business entities, investors, associations, unions, legislative bodies, non-governmental organizations and other entities seeking remediation and compensation for environmental, property and personal damages resulting from the Brumadinho dam failure, including alleged violations of securities laws. The potential loss was US$94 as of December 31, 2023 (2022: US$132) and the likelihood of a potential loss to the Company is classified as possible.

b) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. In 2023, the Company received US$30 from insurers (2022: US$6) which was recorded in income statement as “other operating expenses, net” (note 5c).

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

26. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

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

These agreements aim to remediate and provide compensation for damage caused, of which Samarco has primary responsibility for funding the obligations, and Vale and BHPB have secondary funding obligations under the Framework Agreement in proportion to their 50 per cent shareholding in Samarco.

a) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing US$4.8 billion of financial debt held by creditors was exchanged for approximately US$3.9 billion of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund of the reparation and compensation programs capped at US$ 1 billion from 2024 to 2030 and additional contributions after that period due to the Samarco’s projected cash flows generation.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Main contingent liabilities

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming recover socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking several measures that amount to US$31 billion (R$155 billion), subject to interest and monetary adjustments, which the effect for Vale would be 50% of this amount.

This Public Civil Action was suspended as a result of the ratification of TacGov agreement. However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the established period, in 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of this claim.

Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the US$31 billion (R$155 billion) Federal Public Prosecution Office claim. The goal in signing a potential settlement agreement is to provide a stable framework for the execution of reparation and compensation measures related to the Samarco dam rupture, it also aims to settle all lawsuits brought by the public authorities involved.

Judicial decision requesting cash deposits and increase on the territories affected by the collapse

In March 2023, as part of a proceeding related to a potential increase on the number of territories recognized as affected by the collapse of Samarco’s Fundão dam and covered by the TTAC, a Federal Court issued a decision ordering Vale and BHP Brasil to make judicial deposits in the total amount of US$2.1 billion (R$10.3 billion), in ten installments, which the effect for Vale would be 50% of this amount. On April 28, 2023, the Federal Court granted the companies' request for a suspensive effect on the decision that determined this deposit.

In August 2023, the judge issued a judicial decision recognizing the existence of new territories impacted by the collapse of the Fundão dam. The Company is adopting the appropriate legal measures and believes its provisions are sufficient to comply with the TTAC obligations.

Judicial decision on collective moral damages

In January 2024 (subsequent event), the 4th Federal Lower Civil Court of Belo Horizonte issued a judicial decision requiring the payment of collective moral damages in the amount of US$9.5 billion (R$47.6 billion) (the effect for Vale would be 50% of this amount), subject to monetary adjustments from the date of the decision and interests from November 2015. The Company is defending itself and believes the likelihood of loss in relation of the merits of these proceedings is possible, however, the likelihood of loss in the alleged amount is assessed as remote.

c) Provision related to the Samarco dam failure

In preparing these financial statements, Vale has considered all information available from the status of the potential settlement agreement, the claims related to the Samarco dam failure and the extent to which Samarco may be able to fund any future outflows.

As a result, the Company recognized an addition to the provision in the amount of US$1,200, reflecting the change in Vale’s assessment of potential outflows to resolve all aspects of the reparation and compensation of the Samarco dam failure. The changes on the provision are presented below:

Total
Balance on December 31, 2022	3,321
Addition to the provision due to change in estimates	1,200
Monetary and present value adjustments	198
Disbursements	(553)
Translation adjustments	261
Balance on December 31, 2023	4,427

The cash outflows to meet the obligations are discounted at present value at a rate in nominal terms, which decreased from 9.51% on December 31, 2022, to 8.90% on December 31, 2023.

d) Other contingent liabilities

As of December 31, 2023, Vale has certain contingent liabilities arising as a consequence of the Samarco dam failure. The main updates regarding the lawsuits in the year were as follows:

London Contribution claim

As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

On December 2022, BHP filed a “Contribution Claim” against Vale, requesting the Company to share the indemnification established in the UK Claim. Both the Contribution Claim and the UK Claim are still ongoing, and there has not been any decision on their merits. It is not yet possible to reliably estimate the amount of a potential loss to Vale.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Criminal proceedings

In September 2019, the federal court dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. The Company cannot estimate when a final decision on the case will be issued. The likelihood of loss is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Tax proceeding

In September 2018, the federal tax authorities filed a request before a federal court in Belo Horizonte for an order to Vale’s assets to secure the payment of Samarco’s federal tax and social security debts, in the amount of approximately US$ 2.3 billion (R$11 billion) (as of June 2018). In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The General Attorney for the National Treasury (Procuradoria Geral da Fazenda Nacional - “PGFN”) filed an appeal to the local court, and a decision is pending.

Other proceedings

Vale is defendant in several private actions, before different state and federal courts in the states of Minas Gerais and Espírito Santo, brought by individuals and other entities seeking remediation and compensation for environmental, property and personal damages resulting from the Samarco dam failure.

e) Tax consequences for Vale arising from the consensual restructuring plan of Samarco

The plan provides that additional cash demands from Renova Foundation will be made through capital contributions to Samarco. The contributions have been carried out directly by Vale and BHPB to the Renova Foundation on behalf of Samarco and, therefore, they were deemed tax deductible as incurred, according to the Brazilian tax regulation.

Therefore, due to the change in the mechanism to fund Renova, Vale will no longer be allowed to deduct future payments from its income tax computation as they are not tax deductible in Brazil. Thus, the deferred income tax asset over the provision in the amount of US$1,078 was reversed in full, with the corresponding impact in the income statement for the year ended December 31, 2023, recorded as “Income taxes” (note 8a).

In addition, the Plan does not require the capitalization of the expenses of US$703 (R$3,404 million) that were incurred in the past and so, there is no change in relation to the tax treatment adopted.

f) Summarized financial information

The summarized financial information of Samarco are as follows. The stand-alone financial statements of Samarco may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2023	December 31, 2022
Current assets	532	454
Non-current assets	3,590	2,748
Total Assets	4,122	3,202

Current liabilities	3,342	10,808
Non-current liabilities	12,179	7,401
Total Liabilities	15,521	18,209
Negative reserves	(11,399)	(15,007)

Net income for the year ended	2,669	11

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

g) Insurance

Since the Fundão dam failure, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. In 2021, the Company received payments in the amount of US$33, which was recorded as a gain in the income statement as “Equity results and other results in associates and joint ventures”. The Company did not receive any further insurance in 2023 and 2022 and does not expect to receive any material amounts in the future.

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, the Company does not have an obligation to provide funding to Samarco. Accordingly, the Company’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to the Samarco dam failure requires the use of assumptions and estimates, which may be materially impacted by: (i) the scope and cost of completing the programs under the Framework Agreement, including the ongoing legal actions in relation to the number of people eligible for compensation and the amount of damages to which they are entitled, (ii) the terms of any potential future settlement agreement in respect of the Federal Public Prosecution Office Claim, including potential amounts payable, obligations of the parties to perform ongoing programs of the Framework Agreement, and the period of time over which any settlement amounts may be payable, (iii) the extent to which Samarco is able to directly fund any future obligations relating to reparation and compensation measures as Samarco’s long-term cash flow generation depends on factors including its ability to return to full production capacity and commodity prices, (iv) resolution of existing and potential legal claims, and (v) updates of the discount rate.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.

27. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. These obligations are regulated by the ANM at the federal level and by environmental agencies at the state level. Among the requirements, the decommissioning plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Laws and regulations related to dam safety

In September 2020, the Federal Government enacted Law no. 14.066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The law also required the de-characterization of the structures built using the upstream method by 2022, or by a later date if proven that the de-characterization was not technically feasible by 2022. As made available to competent bodies, a substantial part of the Company's de-characterization projects will be completed in a period exceeding the date established in the legislation due to the characteristics and safety levels of the Company's geotechnical structures.

Thus, in February 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically infeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of US$37 to make investments in social and environmental projects over a period of 8 years.

In December 2022, the Federal Government published decree no. 11,310, which regulates dispositions of the National Dam Safety Policy, regulates dam supervision activities, establishes the competence to regulate the extension of the self-rescue zone for authorities acting in dam emergency situations, and presents guidelines on technical reports regarding the causes of a breach and other aspects of management of geotechnical structures. This decree also determined that companies must present guarantees for dams in an alert situation.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In February 2023, ANM issued a resolution that modifies the current dam safety regulation. The main changes are new rules in connection with the active and passive monitoring during the de-characterization of dams, the simplified dam collapse study and simplified emergency action plan for specific cases, and the dam safety plan (“PSB”). The Company believes its provisions are sufficient to comply with the effective legal obligations.

In December 2023, the government of Minas Gerais published decree No. 48,747, which regulates the measurement and execution of environmental guarantees individually for each dam, based on the reservoir area, classification and purpose of the dam, and estimated de-characterization costs and should be kept throughout the useful life of the dam, from its start-up phase until the de-characterization and socio-environmental recovery. The guarantee may be a cash deposit, bank deposit certificate, bank guarantee or insurance. The guarantees shall be presented up to 3 years, with half of the amount in 2024 and the remaining amount split between 2025 and 2026.

The value of the guarantees is estimated at US$370 (R$1.8 billion), for which the Company intends to meet by providing financial guarantees and insurance. Vale expects that the financial costs to be incurred will be immaterial.

Decommissioning plan and future use

The implementation and execution of future use projects, after the decommissioning, is not required by law. However, the Company has been studying a governance to assess the future use, considering its aptitudes, post-operational usage intention, socio-economic development of the community and the characteristics of the physical and biotic environments in which Vale operates. Any future obligations, if assumed by Vale, may result in material impact on the amount of the provision.

a) De-characterization of upstream and centerline geotechnical structures

As a result of the Brumadinho dam failure (note 25) and, in compliance with Law 14,066, the Company has decided to speed up the plan to “de-characterize” of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The cash flow for de-characterization projects are estimated for a period up to 15 years and were discounted at present value at a rate, which reduced from 6.14% to 5.41%. Changes in the provisions are as follows:

Total
Balance as of December 31, 2021	3,464
Revision to estimates and new provisions	72
Disbursements	(347)
Monetary and present value adjustments	(139)
Translation adjustment	249
Balance as of December 31, 2022	3,299
Revision to estimates and new provisions	153
Disbursements	(458)
Monetary and present value adjustments	199
Translation adjustment	258
Balance as of December 31, 2023	3,451

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Public civil actions relating to evacuation of communities

In August 2023, Vale entered into an agreement to extinguish the Public Civil Action of the Sul Superior dam, located in Barão de Cocais, in the amount of US$108 (R$527 million), which is recorded as other liabilities on the statement of financial position as of December 31, 2023.

In December 2022, Vale entered into an agreement to extinguish the Public Civil Action of the B3/B4 dam located in Nova Lima, in the amount of US$96 (R$500 million), part of which had already been registered by the Company in previous periods. Thus, the Company recorded an additional provision in the amount of US$57 (R$292 million) for the year ended December 31, 2022.

In addition, the Company is defending itself in a public civil action filed by the Public Prosecutor's Office of the State of Minas Gerais claiming injunctions and socio-economic damages arising from the evacuations of communities located within the self-rescue zones of the Doutor dam, located in Ouro Preto. The Company assessed that the risk of loss is possible and, at this moment, it is not possible to reliably estimate the amount of a possible loss for the Company.

Operational stoppage and idle capacity

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amounts of US$218 for the year ended December 31, 2023 (2022: US$269 and 2021: US$376). The Company is working on legal and technical measures to resume all operations at full capacity.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Asset retirement obligations and environmental obligations

		Liability			Discount rate	Cash flow maturity
	Notes	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Liability by geographical area
Brazil		2,415	1,863	5.47%	6.20%	2132	2096
Canada		1,592	1,683	1.30%	1.11%	2150	2151
Oman		158	114	3.19%	3.90%	2035	2035
Indonesia	16(b)	-	73	-	4.33%	-	2061
Other regions		114	149	2.04%	1.92%	-	-
		4,279	3,882
Operating plants		3,155	2,971
Closed plants		1,124	911
		4,279	3,882

Provision changes during the year

	Asset retirement obligations	Environmental obligations	Total
Balance on December 31, 2021	4,342	297	4,639
Disbursements	(101)	(26)	(127)
Revision to estimates and new provisions (i)	(684)	46	(638)
Transfer to assets held for sale	(49)	(2)	(51)
Monetary and present value adjustments	78	7	85
Translation adjustment	(41)	15	(26)
Balance on December 31, 2022	3,545	337	3,882
Disbursements	(172)	(101)	(273)
Revision to estimates and new provisions	206	219	425
Transfer to assets held for sale	(84)	-	(84)
Monetary and present value adjustments	126	17	143
Translation adjustment	158	28	186
Balance on December 31, 2023	3,779	500	4,279

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

28. Legal proceedings

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

a)        Provision for legal proceedings

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2021	456	284	358	7	1,105
Additions and reversals, net	40	38	67	8	153
Payments	(40)	(67)	(56)	(1)	(164)
Indexation and interest	89	26	19	-	134
Transfer to held for sale	(1)	(7)	(2)	-	(10)
Translation adjustment	32	17	25	-	74
Balance as of December 31, 2022	576	291	411	14	1,292
Additions and reversals, net	(8)	70	167	-	229
Payments	(4)	(43)	(93)	(7)	(147)
Indexation and interest	90	39	(5)	7	131
Transfer to payable taxes	(611)	-	-	-	(611)
Translation adjustment	47	23	34	1	105
Balance as of December 31, 2023	90	380	514	15	999

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The transfer to payable taxes refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base. This proceeding is fully guaranteed by a judicial deposit. In December 2023, a judicial decision was issued determining the conversion of part of the judicial deposit to the Government, resulting in the reclassification of the amount to payable taxes.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate related to Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

The lawsuits related to the Brumadinho event (note 25) and the Samarco dam failure (note 26) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

b)       Contingent liabilities

	December 31, 2023	December 31, 2022
Tax litigations	7,235	6,590
Civil litigations	1,366	1,270
Labor litigations	378	569
Environmental litigations	1,320	1,102
Total	10,299	9,531

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is considered possible are presented by nature as follows. The proceedings related to the Brumadinho event (note 25) and the Samarco dam failure (note 26) are presented in its specific notes to these financial statements.

Tax proceedings - Financial compensation for the exploration of mineral resources (“CFEM”)

The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. These proceedings arise from assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”, former “DNPM”), which main discussions involve the deduction of taxes, insurance and transportation costs indicated in the corresponding invoice of CFEM payments, in addition to CFEM charges on pellet sales and the revenues from sales made by our foreign subsidiaries. The Company estimates the possible losses resulting from these proceedings to be US$2,132 (R$10,320 million) as of December 31, 2023 (December 31, 2022: US$1,831 (R$9,555 million)).

Tax proceedings – PIS/COFINS

The Company is a party to several claims related to the alleged misuse of PIS and COFINS credits (federal taxes levied on the companies’ gross revenue). Brazilian tax legislation authorizes taxpayers to deduct PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. The Company is discussing the afore mentioned charges related to credits determined as of 2002. The chances of loss related to these lawsuits classified as possible total US$2,198 (R$10,640 million) as of December 31, 2023 (December 31, 2022: US$1,720 (R$8,975 million)).

Tax proceedings – Tax on Services (“ISS”)

The Company is party to several administrative and judicial proceedings related to the collection of ISS in several Brazilian municipalities. The tax authorities’ main allegations for those proceedings are: (i) the tax basis used for computing the tax payable was incorrect; (ii) failure to pay ISS related to third-party property and business management services; and (iii) the incidence of ISS over own goods port handling services (“self-service”). As of December 31, 2023, the total amount of the possible loss is US$738 million (R$3,573 million) (December 31, 2022: US$626 (R$3,268 million).

Tax proceedings – Value added tax on services and circulation of goods (“ICMS”)

The Company is engaged in several administrative and judicial proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) misuse of tax credit; (ii) the Company is required to pay the ICMS on acquisition of electricity (iii) operations related to the collection of tax rate differential (“DIFAL”) and (iv) incidence of ICMS on its own transportation. The total amount classified as a possible loss is US$586 (R$2,835 million) as of December 31, 2023 (December 31, 2022: US$558 (R$2,910 million)).

Tax proceedings – Fines arising from offsets not approved for settlement of federal debts

Vale is a party to several assessments by the Brazilian Federal Revenue Service (“RFB”) referring to the imposition of fines of 50% on the value of compensation not approved for the settlement of federal debts. The RFB understands that these offsets were made with undue credits. We are challenging these assessments and the tax offset rejection in other proceedings. The constitutional foundations for charging these fines were discussed in leading cases and, in 2023 September, the STF discussion has become final with victory for the taxpayers to declare the charge unconstitutional. The possible loss of these assessments was changed to remote, and we expect that these fines will be cancelled. As of December 31, 2023, the total amount of fines imposed was US$626 (R$3,032 million) (December 31, 2022: US$524 (R$2,735 million).

Civil proceedings - Environmental licensing of the Company's operations in the State of Pará, Brazil

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In 2022, the Company entered into an indemnity agreement with the indigenous communities Xikrin do Cateté and Kayapó, for social and economic compensation. However, the Company is still defending itself against the environmental claims, which likelihood of loss is deemed as possible, however, it is not yet possible to estimate the amount of a potential loss due to the interruption of these operations or any potential agreement to mitigate and compensate.

Environmental proceedings– Environmental licensing of the Company's operations in the States of Minas Gerais and Espírito Santo, Brazil

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

In addition, the Company is also a party to public civil actions filed by the Public Ministry of the State of Minas Gerais and by the municipality of Jeceaba requesting the Company to stop disposing tailings at Maravilhas II and III dams (Vargem Grande complex), Forquilhas V (Fábrica complex) and Dam 7 (Viga mine). The Company signed a partial agreement with the municipality from Dam 7. The Company believes that the likelihood of loss is possible, however, it is not yet possible to estimate the amount of a potential loss due to an interruption of these operations or any potential agreement to mitigate and compensate.

Labor litigations – Safety requirements at dams in the State of Pará, Brazil

In March 2022, the Labor Prosecutor's Office of the State of Pará filed two public civil actions requesting an indemnification payment of US$122 (R$590 million) and the adoption of several work safety measures related to the Mirim and Pera Jusante dams to restrict access only to the employees that are strictly necessary at the site. The Company signed an agreement with the Public Ministry and labor unions to close the public civil actions and disbursed US$2 (R$10 million) during the year ending December 31, 2023.

Environmental litigations – Iron ore operations in Itabira

The Company is a party to several environmental proceedings, which are not individually material. Among these processes, the Company is a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action, filed in August 1996, the municipality alleges that Vale iron ore operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered due to mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately US$524 (R$2,538 million) (2022: US$431 (R$2,249 million)).

c) Contingent assets

In 2015, the Company filed a legal proceeding to receive the amounts related to compulsory loans with Eletrobrás. In August 2020, the Company received US$55 (R$301 million) resulting from a favorable decision on part of the claim presented by the Company, and the remaining amount remained under legal discussion. In November 2023, the Company signed an extrajudicial agreement with Eletrobrás to conclude the legal proceedings. Thus, the Company recorded a gain of US$48 as “other assets” in financial position as of December 31, 2023.

d) Judicial deposits

	December 31, 2023	December 31, 2022
Tax litigations	516	945
Civil litigations	122	123
Labor litigations	148	134
Environmental litigations	12	13
Total	798	1,215

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.7 billion (December 31, 2022: US$2.3 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

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

Legal proceedings

Contingent assets are disclosed when the related economic benefits are probable and are only recognized in the financial statements in the period in which their realization is virtually certain.

Critical accounting estimates and judgments

Legal proceedings are contingent by nature, that is, it will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events.

29. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	December 31, 2023	December 31 ,2022	December 31, 2023	December 31 ,2022
Payroll, related charges and other remunerations	29(a)	867	831	-	-
Share-based payment	29(b)	27	33	-	-
Employee post-retirement obligation	29(c)	70	66	1,381	1,260
		964	930	1,381	1,260

a)        Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program US$557, US$499 e US$474 for the years ended on December 31, 2023, 2022 and 2021, respectively.

b) Share-based payments

For the long-term incentive programs, the Company compensation plans includes Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

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

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	2023	2022
Granted shares	1,330,503	1,437,588
Share price	15.94	20.03

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

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

	2023	2022
Granted shares	1,177,755	1,709,955
Date shares were granted	January 2, 2023	January 3, 2022
Share price	16.6	13.81
Expected volatility	48.33%	39.00%
Expected term (in years)	3	3
Expected shareholder return indicator	72.42%	51.20%
Expected performance factor	79.32%	53.08%

c) Employee post-retirement obligation

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - The Company's employees participating in Valia are associated, for the most part, with the Vale Mais plan, which has a defined benefit component (settled benefit from the former Defined Benefits Plan and specific benefit to cover death, disability retirement and sickness benefit) and defined contribution component (for programmable benefits). The Valiaprev plan is similar to the Vale Mais plan, with the exception of not having the benefit settled and the sickness benefit. Both Vale Mais and Valiaprev plans were overfunded as of December 31, 2023 and 2022.

Defined benefit plan (“Plano BD”) - The Plano BD is closed to new entrants since 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2023 and 2022 and the contributions made by the Company are not material.

“Abono complementação” benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments. The contributions made by the Company finished in 2014. The “Abono complementação” benefit was overfunded as of December 31, 2023 and 2022.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the “abono complementação” benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future obligations. As those benefits are related to health care plans they have nature of underfunded benefits, and are presented as underfunded plans as of December 31, 2023 and 2022.

The foreign plans are managed in accordance with their region. They are divided between plans in Canada, US A, UK and Indonesia. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The majority of foreign defined benefit plans are underfunded as of December 31, 2023 and 2022 and just two overfunded plans as of December 31, 2023 and three in December 31, 2022.

In December 2023, the Company entered into annuity contracts to transfer US$836 of pension plan obligations and its associated assets. This transaction triggered a settlement and remeasurement of the pension plan, and as a result, the Company recognized a non-cash loss of US$5 in the income statement as “Other expenses”, measured by the difference between the premium and the obligations transferred.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Evolution of present value obligation

	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as of December 31, 2021	2,833	3,983	1,427
Service costs	45	40	13
Interest costs	325	39	60
Benefits paid	(534)	(58)	(57)
Participant contributions	-	(30)	-
Effect of changes in the actuarial assumptions	(784)	(109)	(343)
Translation adjustment	5	(5)	(24)
Others	-	-	(19)
Transfer	3,252	(3,252)	-
Benefit obligation as of December 31, 2022	5,142	608	1,057
Service costs	16	15	8
Interest costs	322	103	68
Benefits paid	(479)	(126)	(56)
Participant contributions	-	-	-
Effect of changes in the actuarial assumptions	468	130	44
Settlement	-	(836)	-
Transfer to assets held for sale	-	(28)	(12)
Other	3	10	(2)
Translation adjustment	246	41	43
Transfer	(1,201)	1,201	-
Benefit obligation as of December 31, 2023	4,517	1,118	1,150

ii. Evolution of assets fair value

	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as of December 31, 2021	3,752	3,779	-
Interest income	412	17	-
Employer contributions	45	14	57
Benefits paid	(534)	(58)	(57)
Return on plan assets (excluding interest income)	(752)	(31)	-
Translation adjustment	44	(9)	-
Transfer	3,373	(3,373)	-
Fair value of plan assets as of December 31, 2022	6,340	339	-
Interest income	429	85	-
Employer contributions	22	25	56
Benefits paid	(479)	(126)	(56)
Return on plan assets (excluding interest income)	286	44	-
Settlement	-	(841)	-
Translation adjustment	320	28	-
Transfer	(1,261)	1,261	-
Fair value of plan assets as of December 31, 2023	5,657	815	-

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Plans in Brazil
	December 31, 2023			December 31, 2022
Movements of assets ceiling	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	924	-	-	876	-	-
Interest income	95	-	-	83	-	-
Changes on asset ceiling	(194)	-	-	(89)	-	-
Translation adjustment	68	-	-	54	-	-
Balance at end of the year	893	-	-	924	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,152)	(272)	(389)	(2,634)	(246)	(321)
Fair value of assets	4,045	94	-	3,558	101	-
Effect of the asset ceiling	(893)	-	-	(924)
Liabilities	-	(178)	(389)	-	(145)	(321)

Current liabilities	-	(3)	(22)	-	(3)	(16)
Non-current liabilities	-	(175)	(367)	-	(142)	(305)
Liabilities	-	(178)	(389)	-	(145)	(321)

	Foreign plan
	December 31, 2023				December 31, 2022
	Overfunded pension plans (i)	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Movements of assets ceiling
Balance at beginning of the year	190	-	-	44	-	-
Interest income	8	1	-	1	-	-
Changes on asset ceiling and onerous liability	2	(28)	-	160	-	-
Translation adjustment	5	-	-	(15)	-	-
Transfer	(27)	27	-
Balance at end of the year	178	-	-	190	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(1,365)	(846)	(759)	(2,508)	(362)	(736)
Fair value of assets	1,611	721	-	2,782	238	-
Effect of the asset ceiling	(178)	-	-	(190)	-	-
Assets (liabilities)	68	(125)	(759)	84	(124)	(736)

Current liabilities	-	(6)	(39)	-	(7)	(40)
Non-current assets (liabilities)	68	(119)	(720)	84	(117)	(696)
Assets (liabilities)	68	(125)	(759)	84	(124)	(736)

	Total
	December 31, 2023			December 31, 2022
Movements of assets ceiling	Overfunded pension plans (i)	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	1,114	-	-	919	-	-
Interest income	103	1	-	84	-	-
Changes on asset ceiling	(192)	(28)	-	65	-	-
Translation adjustment	73	-	-	46	-	-
Transfer	(27)	27	-	-	-	-
Balance at end of the year	1,071	-	-	1,114	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(4,517)	(1,118)	(1,148)	(5,142)	(608)	(1,057)
Fair value of assets	5,656	815	-	6,340	339	-
Effect of the asset ceiling	(1,071)	-	-	(1,114)	-	-
Assets (liabilities)	68	(303)	(1,148)	84	(269)	(1,057)

Current liabilities	-	(9)	(61)	-	(10)	(56)
Non-current assets (liabilities)	68	(294)	(1,087)	84	(259)	(1,001)
Assets (liabilities)	68	(303)	(1,148)	84	(269)	(1,057)

(i) The pension plan asset is recorded as “Other non-current assets” in the financial position.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

iv. Costs recognized in the income statement

	Year ended December 31,
	2023			2022			2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	16	15	8	45	40	13	10	68	1
Interest expense	322	103	68	325	39	60	196	122	33
Interest income	(429)	(85)	-	(412)	(17)	-	(253)	(102)	-
Interest expense on effect of (asset ceiling)/ onerous liability	103	1	-	84	-	-	58	-	-
Others	3	10	(2)	-	-	-	-	-	-
Total of cost, net	15	44	74	42	62	73	11	88	34

v. Costs recognized in the statement of comprehensive income

	Year ended December 31,
	2023			2022			2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(124)	(45)	62	(93)	(92)	(172)	(101)	(400)	(363)
Effect of changes actuarial assumptions	(468)	(130)	(44)	784	109	343	330	246	261
Return on plan assets (excluding interest income)	286	44	-	(752)	(31)	-	(269)	181	-
Change of asset ceiling	192	28	-	(65)	-	-	(60)	-	-
Others	-	-	(12)	(3)	-	-	(5)	3	(4)
	10	(58)	(56)	(36)	78	343	(4)	430	257
Deferred income tax	(3)	19	20	12	(26)	(102)	5	(130)	(83)
Others comprehensive income	7	(39)	(36)	(24)	52	241	1	300	174
Translation adjustments	(10)	(6)	(9)	(7)	(5)	(7)	7	8	17
Accumulated other comprehensive income	(127)	(90)	17	(124)	(45)	62	(93)	(92)	(172)

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

vi. Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This obligation is achieved by conducting audits and assessments of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

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

The following assumptions were adopted in the assessment:

	Brazil
	December 31, 2023			December 31, 2022
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	8.57% - 8.63%	10.15%	8.59% - 8.74%	9.77% - 9.88%	10.66%	9.81% - 9.90%
Nominal average rate to determine expense/ income	8.57% - 8.63%	10.15%	N/A	9.77% - 9.88%	10.66%	N/A
Nominal average rate of salary increase	3.08% - 4.94%	4.50%	N/A	3.50% - 5.36%	6.86%	N/A
Nominal average rate of benefit increase	3.08% - 3.60%	4.50%	N/A	3.50% - 4.02%	6.86%	N/A
Immediate health care cost trend rate	N/A	N/A	6.17%	N/A	N/A	6.35%
Ultimate health care cost trend rate	N/A	N/A	6.17%	N/A	N/A	6.35%
Nominal average rate of price inflation	3.08%	4.50%	3.08%	3.50%	4.25%	3.50%

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Foreign
	December 31, 2023			December 31, 2022
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	4.63%	4.63%	4.64%	5.10%	5.10%	5.14%
Nominal average rate to determine expense/ income	5.10%	5.10%	5.14%	2.84%	2.84%	3.03%
Nominal average rate of salary increase	3.31%	3.31%	N/A	3.23%	3.23%	N/A
Nominal average rate of benefit increase	3.00%	3.00%	N/A	3.00%	3.00%	N/A
Immediate health care cost trend rate	N/A	N/A	4.85%	N/A	N/A	5.11%
Ultimate health care cost trend rate	N/A	N/A	4.49%	N/A	N/A	4.57%
Nominal average rate of price inflation	2.08%	2.08%	N/A	2.06%	2.06%	N/A

For the sensitivity analysis, the Company applies the effect of 1.0% in nominal discount rate to the present value of the Company´s actuarial liability. The effects of this analysis on the Company´s actuarial liability and assumptions adopted are as follows:

	Brazil
	December 31, 2023
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	2,940	262	501
Assumptions made	9.60%	11.15%	9.67%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	3,399	283	387
Assumptions made	7.60%	9.15%	7.67%

	Foreign
	December 31, 2023
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	1,237	745	677
Assumptions made	5.63%	5.63%	5.65%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	1,506	957	880
Assumptions made	3.63%	3.63%	3.64%

viii. Assets of pension plans

Brazilian plan assets as of December 31, 2023 and 2022 includes respectively (i) investments in a portfolio of Vale’s share and other instruments in the amount of US$32 and US$47, which are presented as “Investments funds – Equity” and (ii) Brazilian Federal Government securities in the amount of US$4,793 and US$4,214, which are presented as “Debt securities governments” and “Investments funds – Fixed” Foreign plan assets as of December 31, 2023 and 2022 includes Canadian Government securities in the amount of US$592 and US$454, respectively.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ix. Overfunded pension plans

Assets by category are as follows:

	December 31, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	14	-	14	-	55	-	55
Equity securities	261	-	-	261	1,115	-	-	1,115
Debt securities - Corporate	-	396	-	396	1	367	-	368
Debt securities - Government	3,814	361	-	4,175	3,354	435	-	3,789
Investments funds - Fixed Income	1,391	162	-	1,553	1,040	133	-	1,173
Investments funds - Equity	483	1	-	484	455	1	-	456
International investments	59	186	-	245	23	231	-	254
Structured investments - Private Equity funds	-	51	72	123	-	188	240	428
Structured investments - Real estate funds	-	-	-	-	-	-	3	3
Real estate	-	-	235	235	-	-	293	293
Loans to participants	-	-	162	162	-		128	128
Other	-	-	187	187	-	-	-	-
Total	6,008	1,171	656	7,835	5,988	1,410	664	8,062
Funds not related to risk plans (i)				(2,178)				(1,722)
Fair value of plan assets at end of year				5,657				6,340

(i) Financial investments not related to coverage of overfunded pension plans. Funds are related to the Company´s unconsolidated entities and former employees.

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as of December 31, 2021	103	5	212	106	426
Return on plan assets	(5)	(2)	15	26	34
Assets purchases	10	-	25	280	315
Assets sold during the year	(36)	-	(22)	(292)	(350)
Translation adjustment	4	-	14	8	26
Transfer between Overfunded pension and Underfunded pension plans	164	-	49	-	213
Balance as of December 31, 2022	240	3	293	128	664
Return on plan assets	5	-	9	22	36
Assets purchases	11	-	8	211	230
Assets sold during the year	(6)	(3)	(16)	(210)	(235)
Translation adjustment	8	-	18	11	37
Transfer between Overfunded pension and Underfunded pension plans	(58)	-	(18)		(76)
Balance as of December 31, 2023	200	-	294	162	656

x. Underfunded pension plans

Assets by category are as follows:

	December 31, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	6	-	6	-	2	-	2
Equity securities	112	-	-	112	55	-	-	55
Debt securities - Corporate	-	215	-	215	-	24	-	24
Debt securities - Government	60	150	-	210	46	19	-	65
Investments funds - Fixed Income	41	-	-	41	40	-	-	40
Investments funds - Equity	8	11	-	19	7	6	-	13
Structured investments - Private Equity funds	-	-	55	55	-	-	8	8
Real estate	-	-	27	27	-	-	6	6
Loans to participants	-	-	1	1	-	-	1	1
Others	-	-	131	131	-	-	125	125
Total	221	382	214	817	148	51	140	339

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Equity pool	Real estate	Loans to participants	Others	Total
Balance as of December 31, 2021	181	53	3	1	168	406
Return on plan assets	1	-	-	-	(33)	(32)
Assets purchases	-	-	1	-	-	1
Assets sold during the year	(2)	-	(1)	-	-	(3)
Translation adjustment	(8)	-	(2)	-	(10)	(20)
Transfer between surplus and deficit plans	(164)	(53)	5	-	-	(212)
Balance as of December 31, 2022	8	-	6	1	125	140
Return on plan assets	4	-	-	-	3	7
Assets purchases	3	-	2	-		5
Assets sold during the year	(19)	-	-	-		(19)
Translation adjustment	1	-	1	-	3	5
Transfer between surplus and deficit plans	58	-	18	-		76
Balance as of December 31, 2023	55	-	27	1	131	214

xi. Disbursement of future cash flow

Vale expects to disburse US$59 in 2024 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	Overfunded pension plans	Underfunded pension plans	Other benefits
2024	275	30	26
2025	277	30	27
2026	279	31	28
2027	280	31	30
2028	281	31	30
2029 and thereafter	1,387	161	167

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

iii. Non-current benefits – share-based payments

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

iv. Non-current benefits – pension costs and other post-retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled into these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as of that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

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

Critical accounting estimates and judgments

Post-retirement benefits for employees - The amounts recognized depend on several factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

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

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

30. Equity

a)       Share capital

As of December 31, 2023, the share capital was US$ 61,614 corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	December 31, 2023
Shareholders	Common shares	Golden shares	Total
Previ	395,314,056	-	395,314,056
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	264,763,034	-	264,763,034
Total shareholders with more than 5% of capital (i)	946,424,145	-	946,424,145
Free floating	3,353,430,143	-	3,353,430,143
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,299,854,288	12	4,299,854,300
Shares in treasury	239,153,280	-	239,153,280
Total capital	4,539,007,568	12	4,539,007,580

(i) The number of shares is based on communications sent by shareholders pursuant to Resolution 44 issued by the Brazilian Securities Exchange Commission (“CVM”).

b) Cancelation of treasury shares

During 2023 and 2022, the Board of Directors approved cancellations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital, as shown below. The effects were transferred in shareholders' equity as "Treasury shares cancelled", between the "Revenue reserve" and "Treasury shares".

	Number of canceled shares	Carrying amount
Cancelation approved on March 2, 2023 (i)	239,881,683	4,164
Year ended December 31, 2023	239,881,683	4,164

Cancelation approved on February 24, 2022 (i)	133,418,347	2,830
Cancellation approved on July 28, 2022	220,150,800	3,786
Year ended December 31, 2022	353,569,147	6,616

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Share buyback program

In 2023 and 2022, the Board of Directors approved shares buyback programs for Vale’s shares, as described below.

	Total of shares repurchased		Effect on cash flows
	Year ended December 31,
	2023	2022	2023	2022
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	1,500,000	-	22	-
Acquired by wholly owned subsidiaries	1,500,000	-	22	-
Total	3,000,000	-	44	-

Shares buyback program up to 500,000,000 shares (ii)
Acquired by Parent	93,638,352	87,779,900	1,378	1,375
Acquired by wholly owned subsidiaries	88,058,750	90,847,177	1,292	1,410
Total	181,697,102	178,627,077	2,670	2,785

Shares buyback program up to 470,000,000 shares (iii)
Acquired by Parent	-	81,855,600	-	1,501
Acquired by wholly owned subsidiaries	-	96,959,900	-	1,750
Total	-	178,815,500	-	3,251
Shares buyback program	184,697,102	357,442,577	2,714	6,036

(i) On October 26, 2023, a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

(ii) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs, with a term of 18 months.

(iii) On April 1, 2021, the Board of Directors approved the common share buyback program, limited to a maximum of 270,000,000 common shares or their respective ADRs. In continuation of the previous program, the Board of Directors approved a new share repurchase program on October 28, 2021, with a limit of up to 200,000,000 common shares or their respective ADRs. Both programs ended in 2022.

d) Profit distribution

	2023	2022
Net income of the year	7,983	18,788
Appropriation to legal reserve (i)	-	(276)
Appropriation to tax incentive reserve	(891)	(1,157)
Net income after appropriations to legal reserve and tax incentive reserve	7,092	17,355

Minimum remuneration to shareholders (ii)	2,042	4,386

Additional shareholders' remuneration
from the net income for the year	4,066	437

Total remuneration to shareholders	6,108	4,823
Appropriation to statutory reserve	984	8,821
Appropriation to retained earnings reserve	-	3,711

(i) In 2022, the limit of 20% of the share capital for the constitution of the legal reserve was reached, in accordance with article 193 of Law 6,404 and article 39 of the Company's By-laws.

(ii) Mandatory minimum remuneration was fully approved.

Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On February 22, 2024 (subsequent event), the Board of Directors has approved remuneration to shareholders in the total amount of US$2,364 (R$11,722 million). The total amount was approved as dividends and recorded in equity as “Additional remuneration reserve”. The payment is expected by March 2024.

•	On October 26, 2023, the Board of Directors approved an additional remuneration to its shareholders in the amount of US$2,000 (R$10,033 million) as an anticipation of the shareholders remuneration for the year ending December 31, 2023, of which US$657 (R$3,295 million) was approved as interest on capital and US$1,343 (R$6,738 million) as dividends. The payment of this remuneration was fully paid in December 2023.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

•	On July 27, 2023, the Board of Directors approved interest on capital to its shareholders in the amount of US$1,744 (R$8,277 million) as an anticipation of remuneration for the year ended December 31, 2023. The payment of this remuneration was fully paid in September 2023.

•	On February 16, 2023, the Board of Directors approved the shareholder’s remuneration of US$1,569 (R$8,130 million), of which US$1,132 (R$5,865 million) is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022, and US$437 (R$2,265 million) as an additional remuneration, recorded in equity as “Additional remuneration reserve”. The payment of this remuneration was fully paid in March 2023.

•	On December 1, 2022, the Board of Directors approved interest on capital to shareholders in the amount of US$254 (R$1,319 million), as an anticipation of the income for the year ended December 31, 2022, which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. The payment of this remuneration was fully paid in March 2023.

•	On July 28, 2022, the Board of Directors approved the remuneration to shareholders in the amount of US$3,000 (R$16,243 million), which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. The payment of this remuneration was fully paid in September 2022.

•	On February 24, 2022, the Board of Directors approved the remuneration to shareholders in the amount of US$3,500 (R$17,849 million) as an additional remuneration for the year ended December 31, 2021, recorded in equity as “Additional remuneration reserve”. The payment of this remuneration was fully paid in March 2022.

e) Profit reserves

	Legal reserve	Tax incentive reserve	Statutory reserve	Retained earnings reserve	Additional remuneration reserve	Total of profit reserves
Balance as of December 31, 2021	2,523	3,083	6,898	-	3,198	15,702
Allocation of income	276	1,157	8,821	3,711	437	14,402
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(3,500)	(3,500)
Treasury shares cancellation	-	-	(6,616)	-	-	(6,616)
Tranfer of reserves	-	3	(3)	-	-	-
Translation adjustment	165	173	249	(133)	302	756
Balance as of December 31, 2022	2,964	4,416	9,349	3,578	437	20,744
Allocation of income	-	891	984	-	2,364	4,239
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(437)	(437)
Treasury shares cancellation	-	-	(4,164)	-	-	(4,164)
Translation adjustment	230	383	604	278	-	1,495
Balance as of December 31, 2023	3,194	5,690	6,773	3,856	2,364	21,877

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital. The reserve can only be used to absorb losses or to increase capital. In 2022, the limit of 20% of the share capital for the constitution of the legal reserve was reached, in accordance with article 193 of Law No. 6,404 and article 39 of the Company's By-laws.

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

Stockholders' equity

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

Stockholders' equity

Shareholder’s remuneration - The shareholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on by-laws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by shareholders.

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

a)       Transactions with related parties

	Year ended December 31,
	2023			2022			2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	93	-	-	434	-	(3)	640	-	3
Aliança Geração de Energia S.A.	-	(126)	-	-	(121)	-	5	(105)	-
Pelletizing companies (i)	-	(227)	(38)	-	(337)	(34)	-	(349)	(15)
MRS Logística S.A.	-	(453)	-	1	(397)	-	-	(279)	-
Norte Energia S.A.	-	(107)	-	-	(135)	-	-	(114)	-
Other	32	(10)	1	41	(8)	-	-	(10)	(1)
	125	(923)	(37)	476	(998)	(37)	645	(857)	(13)
Associates
VLI	321	(29)	(3)	289	(26)	(3)	255	(21)	(2)
Other	-	(1)	-	1	-	-	1	-	-
	321	(30)	(3)	290	(26)	(3)	256	(21)	(2)
Shareholders
Cosan	10	(11)	-	-	-	-	-	-	-
Bradesco	-	-	201	-	-	381	-	-	(528)
Banco do Brasil	-	-	-	-	-	3	-	-	13
Mitsui	280	-	-	416	-	-	261	-	-
	290	(11)	201	416	-	384	261	-	(515)
Total of continuing operations	736	(964)	161	1,182	(1,024)	344	1,162	(878)	(530)
Discontinued operation - Coal	-	-	-	-	-	-	-	(95)	15
Total	736	(964)	161	1,182	(1,024)	344	1,162	(973)	(515)

(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Outstanding balances with related parties

	Assets
	December 31, 2023			December 31, 2022
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	-	91	17
Pelletizing companies (i)	-	-	27	-	-	25
MRS Logística S.A.	-	16	34	-	-	25
Other	-	4	43	-	4	50
	-	20	104	-	95	117
Associates
VLI	-	46	-	-	14	-
Other	-	1	2	-	-	1
	-	47	2	-	14	1
Shareholders
Cosan	-	1	-	-	-	-
Bradesco	176	-	313	335	-	154
Banco do Brasil	58	-	-	30	-	-
Mitsui	-	5	-	-	89	-
	234	6	313	365	89	154
Pension plan	-	16	-	-	13	-
Total	234	89	419	365	211	272

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Liabilities
	December 31, 2023		December 31, 2022
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	51	290	63	400
MRS Logística S.A.	48	-	57	-
Other	39	-	31	-
	138	290	151	400
Associates
VLI	1	59	5	53
Other	4	-	3	-
	5	59	8	53
Shareholders
Cosan	1	-	-	-
Bradesco	-	23	-	75
Mitsui			1
	1	23	1	75
Pension plan	14	-	11	-
Total	158	372	171	528

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)       Key management personnel compensation

	Year ended December 31,
	2023	2022	2021
Short-term benefits
Wages	11	10	9
Direct and indirect benefits	1	2	1
Profit sharing program (“PLR”)	11	12	10
	23	24	20
Long-term benefits
Shares based	14	18	12

Severance	2	2	1
	39	44	33

32. Commitments and guarantees granted

a)	Commitments

	December 31, 2023	December 31, 2022
Purchase of raw materials and services	5,361	6,534
Purchase of energy	2,316	2,605
	7,677	9,139

Commitments arise mainly from contracts for the acquisition of fuel and power and the purchase of raw materials and services. They represent the minimum required and non-cancelable payments related to contractual obligations.

b) Guarantee

	December 31, 2023			December 31, 2022
	Guarantee	Restricted cash	Liability (i)	Guarantee	Restricted cash	Liability (i)
Associates and joint ventures	274	-	-	1,522	-	103
Assets retirement obligations	910	-	-	644	73	-
	1,184	-	-	2,166	73	103

(i) The fair value of these financial guarantees is recorded as “Other financial liabilities” (note 14).

Guarantees for associates and joint ventures - The Company has issued financial guarantees to certain associates and joint ventures to the extent of its direct and indirect ownership interest. In March 2023, the Company completed the sale of its interest in CSP and derecognized the financial guarantee granted by the Company (note 16f). In 2022, there was an improvement in the credit risk rating of the associates and as a result of the decrease in the probability of default on the guaranteed debts, resulting in a gain in the amount of US$481 (2021: US$312) (note 6).

Guarantees related to asset retirement obligations - The Company has financial guarantees provided for the asset retirement obligations of its energy transition metals operations in Canada. In addition, for Indonesia, as collateral in relation to the bank guarantees issued by the bank in relation to the reclamation and mine closure guarantees Vale has bank deposits as collateral in relation to the bank guarantees issued by the bank in relation to the reclamation and mine closure guarantees.

Fixed assets given as guarantee for loans and financing - The securities issued through Vale’s wholly owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale and no other subsidiary of the Parent Company guarantees those securities.

Accounting policy

Power Purchase Agreements (“PPAs”) - The Company holds PPAs that were entered into and continue to be held for own use. As such, these contracts fall outside the scope of IFRS 9 – Financial Instruments. These PPAs are accounted for as executory contracts and are recorded as energy is received.

