Form 20-F
period 2024-12-31
Vale S.A.
filed 2025-03-28
CIK 917851

As filed with the Securities and Exchange Commission on March 28, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024
Commission file number: 001-15030

VALE S.A.

(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Marcelo Feriozzi Bacci, Executive Vice-President Finance and Investor Relations

Phone: +55 21 3485 5000

Praia de Botafogo 186 – offices 1101, 1701 and 1801– Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common shares of Vale, no par value per share		New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing one common share of Vale	VALE	New York Stock Exchange
3.750% Guaranteed Notes due 2030, issued by Vale Overseas	VALE/30	New York Stock Exchange
6.125% Guaranteed Notes due 2033, issued by Vale Overseas	VALE/33	New York Stock Exchange
8.250% Guaranteed Notes due 2034, issued by Vale Overseas	VALE/34	New York Stock Exchange
6.875% Guaranteed Notes due 2036, issued by Vale Overseas	VALE/36	New York Stock Exchange
6.875% Guaranteed Notes due 2039, issued by Vale Overseas	VALE39	New York Stock Exchange
6.400% Guaranteed Notes due 2054, issued by Vale Overseas	VALE/54	New York Stock Exchange
5.625% Notes due 2042, issued by Vale S.A.	VALE42	New York Stock Exchange

*	Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of Vale as of December 31, 2024, was:

4,539,007,568 common shares, no par value per share

12 golden shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒
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
Large Accelerated Filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

FORM 20-F CROSS-REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers
	1A Directors and senior management	Not applicable	–
	1B Advisers	Not applicable	–
	1C Auditors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A [Reserved]	–	–
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk Factors	20
4	Information on the Company
	4A History and development of the company	Business Overview; Information Filed with Securities Regulators; Liquidity and Capital Resources—Uses of Funds—Acquisition of property, plant and equipment and intangible assets	5;198; 131
	4B Business overview	Business Overview; Lines of Business; Reserves and Resources; Regulatory Matters	5; 40; 94; 111
	4C Organizational structure	Exhibit 8	–
	4D Property, plant and equipment	Lines of Business; Regulatory Matters; Liquidity and Capital Resources—Uses of Funds—Acquisition of property, plant and equipment and intangible assets	40; 111; 131
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Results of Operations	123
	5B Liquidity and Capital Resources	Liquidity and Capital Resources	131
	5C Research and development, patents and licenses, etc.	Lines of Business	40
	5D Trend information	Results of Operations	123
	5E Critical accounting estimates	Not applicable	–
6	Directors, senior management and employees		–
	6A Directors and senior management	Management	142
	6B Compensation	Management Compensation	153
	6C Board practices	Management—Board of Directors	142
	6D Employees	Employees	158
	6E Share ownership	Major Shareholders; Employees—Performance-based Compensation	134; 159
	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	–
7	Major shareholders and related party transactions
	7A Major shareholders	Major Shareholders	134
	7B Related party transactions	Related Party Transactions	135
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	Consolidated Financial Statements	F-1

		Distributions	137
		Legal Proceedings	160
	8B Significant changes	Results of Operations	123
9	The offer and listing
	9A Offer and listing details	Trading Markets	138
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading Markets	138
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Bylaws—Common Shares and Golden Shares	173
	10B Memorandum and articles of association	Bylaws	173
	10C Material contracts	Lines of Business; Results of Operations; Related Party Transactions	40; 123; 135
	10D Exchange controls	Exchange Controls and Other Limitations Affecting Security Holders	179
	10E Taxation	Taxation	180
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Reserves and Resources	94
	10H Documents on display	Information Filed with Securities Regulators	198
	10I Subsidiary information	Not applicable	–
	10J Annual report to security holders	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Risk Management—Market Risk	35
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Depositary Shares	139
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Controls and Procedures	187
16	[Reserved]	–	–
16A	Audit Committee financial expert	Management—Audit and Risks Committee	149
16B	Code of ethics	Code of Conduct	196
16C	Principal accountant fees and services	Principal Accountant Fees and Services	197
16D	Exemptions from the listing standards for Audit Committees	Management—Audit and Risks Committee; Corporate Governance	149; 188
16E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	141
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Corporate Governance	188
16H	Mine safety disclosure	Not applicable	–
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	–
16J	Insider trading policies	Insider Trading Policy	193

16K	Cybersecurity	Cybersecurity	194
17	Financial statements	Not applicable	–
18	Financial statements	Consolidated Financial Statements	F-1
19	Exhibits	Exhibits	199

I.	Overview

We are one of the largest metals and mining companies in the world, based on market capitalization, and one of the world’s largest producers of iron ore, iron ore pellets and nickel. We also produce copper. Our nickel and copper concentrates contain by-products such as platinum group metals (PGMs), gold, silver and cobalt. We are engaged in greenfield mineral exploration in five countries. In Brazil and other regions in the world, we operate large logistics systems including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have distribution centers to support the delivery of iron ore worldwide. Directly and through associates and joint ventures, we also have investments in the energy business.

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

VALE ANNUAL REPORT FORM 20-F | 4

Business Overview

  OPERATIONAL SUMMARY

The following image describes the countries where we have mining or related operations, segregated by segment.

The following table presents the breakdown of total net operating revenue attributable to each of our lines of business.

	Year ended December 31,
	2024		2023		2022
	US$ million	% total	US$ million	% total	US$ million	% total
Iron Solutions
Iron ore	24,805	65.2	27,760	66.4	28,188	64.3
Iron ore pellets	5,921	15.6	5,803	13.9	6,256	14.3
Other ferrous products and services	718	1.9	516	1.2	472	1.1
Iron Solutions - total	31,444	82.6	34,079	81.6	34,916	79.6
Energy Transition Metals
Nickel and other products	3,666	9.6	5,193	12.4	6,619	15.1
Copper	2,805	7.4	2,376	5.7	1,779	4.1
Other energy transition metals	141	0.4	-	-	-	-
Energy Transition Metals - total	6,612	17.4	7,569	18.1	8,398	19.2
Other	-	-	136	0.3	525	1.2
Net operating revenue	38,056	100	41,784	100	43,839	100

VALE ANNUAL REPORT FORM 20-F | 5

business Overview

  About US

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

Iron ore pellets and other ferrous products and services. We currently have a diverse agglomerates portfolio, which includes both pellets and briquettes. We have eight operational pelletizing plants in Brazil and two in Oman for pellet production and two briquetting plants in Brazil for briquette production.

Energy Transition Metals

Our Energy Transition Metals business, which includes nickel, copper, cobalt, platinum group metals (PGM) and other precious metals, is conducted through our subsidiary Vale Base Metals Limited (VBM) and its subsidiaries.

Nickel. We have mines and processing plants in Canada, and we control and operate nickel refining facilities in the United Kingdom and Japan. We also have nickel operations at Onça Puma, located in the Brazilian state of Pará, and a minority stake in PT Vale Indonesia Tbk, which operates nickel assets in Indonesia.

Copper. In Brazil, we produce copper concentrates at Sossego and Salobo operations, in Carajás, in the state of Pará. In Canada, we produce copper concentrates and copper cathodes in conjunction with our nickel mining operations at Sudbury (Ontario), and Voisey’s Bay and Long Harbour (Newfoundland and Labrador).

Other energy transition metals. The ore extracted from our Sudbury nickel operations yields by-products, including cobalt, PGMs, silver and gold. These by-products are processed at our refining facilities in Port Colborne, Ontario. We produce refined cobalt at our Long Harbour facilities in Newfoundland and Labrador. We also receive payments for silver and gold contained in the copper concentrates produced at our Salobo operation and for gold contained in various products produced at our Sudbury operation.

VALE ANNUAL REPORT FORM 20-F | 6

business Overview

  BUSINESS STRATEGY

Since 2019, we have strengthened our operations and safety standards, becoming a safer, more stable, and better-prepared company for the future. As we move forward, our goal is to be recognized as a trusted partner with the most competitive and resilient portfolio in the industry. This vision is built on three key pillars, outlined below:

Superior Portfolio

Delivering a high-quality, flexible iron ore portfolio. We are committed to developing a resilient and competitive iron ore portfolio that can succeed despite commodity cyclicality. This portfolio includes prioritizing our high-quality iron ore while maintaining flexibility to adapt to changing market demands.

Focusing on customer-oriented solutions. We are committed to supporting our customers’ needs and to position ourselves to be the natural partner of choice in supplying products. We adopt a technical and customer-centric approach, tailoring our solutions to market trends with agility and ensuring stable, continuous supply to our clients.

Accelerating copper growth. Our goal is to leverage our significant copper resources, particularly in the Carajás region, to achieve significant growth in this segment, supporting the growing demand for copper in renewable energy technologies, electrification and green infrastructure.

Performance Driven

Reference in safety and operational excellence. Our goal is to continuously evolve on being a reference in safety and operational excellence. A continued commitment to safety is an integral part of our culture, and we will continue to strengthen our safety protocols and operational reliability, ensuring safety, reliability, and efficiency across all our operations.

Securing competitiveness through a talent-driven and agile company. We are cultivating a performance-oriented culture focused on results, talent development, and agility.

Fostering innovation and digital solutions. We are embracing technological advances to improve efficiency, optimize operations, and drive innovation across the business. This includes circularity initiatives such as reprocessing tailings as well as exploring new ways to maximize resource efficiency and sustainability.

Trusted Partner

Cultivating institutional relationships. We recognize the importance of strengthening relationships with communities, governments and all stakeholders. We engage in open, transparent dialogues, working closely with local, regional and national stakeholders to ensure alignment on common goals, contributing positively to local development.

Generating a positive impact on people and nature. We are committed to promoting positive impacts for people and nature while continuously reducing our operational footprint. To achieve this, we are committed to work in collaboration with local communities, particularly Indigenous groups, and to support conservation efforts, especially in the Amazon region.

Ensuring greater trust through increased transparency. We are committed to openness and accountability to rebuild trust with our stakeholders. This includes providing clear and accurate information on our performance, our progress toward sustainability goals, and efforts to address the concerns of local communities and regulators. By fostering a culture of transparency, we aim to strengthen our position as a responsible and trusted partner in the mining sector.

We understand that what makes this strategy feasible is our culture. To assess if we are on the right path, in 2024, we conducted the 2nd Cultural Diagnosis and a new cycle of the Engagement Survey. The results of the diagnosis shown that we have made progress in safety, process establishment, and operational discipline, as well as improvements in all key behaviors, especially in related to safety and risk management. It also shown our commitment to delivering results, with an emphasis on how these results are achieved. Our employees expressed pride in and are committed to our transformation. The 2024 cycle of the Engagement Survey had a record participation of 82% of our employees, with a favorability score of 83% (an increase of one percentage point compared to 2023). Together, these two instruments have shown that we are moving in the right direction, towards the Vale we want to be.

VALE ANNUAL REPORT FORM 20-F | 7

business Overview

  SIGNIFICANT CHANGES IN OUR BUSINESS

Below is a summary of major events in our business since the beginning of 2024.

Novo Carajás program. In February 2025, we launched the Novo Carajás Program. This program focuses on optimizing our iron ore production and accelerating copper production growth in the Carajás region, a mineral-rich province critical to global decarbonization and energy transition. The initiative encompasses strategic investments in technology, health and safety protocols, operations and equipment maintenance, and sustainability measures, leveraging our operational expertise in the region. These investments support our previously announced production guidance and strengthen our commitment to mining practices.

Definitive agreement related to Samarco. In October 2024, we, together with Samarco and BHP Brasil, entered into an agreement with several public authorities, providing for the complete and definitive conclusion of the reparation and compensation process relating to the Fundão’s dam failure (Definitive Settlement). In November 2024, the Federal Supreme Court (Supremo Tribunal Federal – STF) ratified the Definitive Settlement. As a result, we recognized an additional provision of US$956 million, recorded in the income statement as “Equity results and other results in associates and joint ventures.” For additional information on the Definitive Settlement see Overview—Business Overview— Reparation and remediation efforts related to Samarco’s tailings dam and Additional Information—Legal Proceedings—Legal Proceedings Related to the Failure of Samarco’s Tailings Dam.

Purchase of a minority stake in Anglo American Minério de Ferro Brasil S.A. (Anglo American Brasil). In December

2024, we completed the purchase of a 15% stake in Anglo American Brasil. The acquisition cost was substantially composed by the contribution to Anglo American Brasil of Serra da Serpentina assets, whose value were estimated at US$750 million, in addition to a disbursement of US$30 million. As a result, Anglo American Brasil became an associate and we recognized a gain of US$626 million in our income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net.” Under the terms of the agreement, if the average benchmark iron ore price (IODEX 62%Fe CIF China) remains above US$100/t or below US$80/t for four years after closing, a purchase price adjustment payment will be made to either Anglo American plc or us, according to a predetermined formula and within certain limits. The transaction aims to create synergies between the Minas-Rio complex, Serra da Serpentina’s high-grade iron ore resources and our deposit and our logistics infrastructure. Anglo American Brasil will continue to control, manage and operate the Minas-Rio complex, including any future expansion.

Partial divestment of Vale Oman Distribution Center (VODC). In September 2024, after the satisfaction of all conditions precedent, we completed the sale of our 50% equity interest in VODC. Pursuant to the agreement that had been entered in August 2024, AP Oryx Holdings LLC (Apollo) paid a total consideration of US$600 million for a 50% stake in the joint venture entity. As a result, VODC became a joint venture, and we recognized a gain of US$1,222 million in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net.” VODC operates a maritime terminal in Sohar, Oman, with a large deep-water jetty and an integrated iron ore blending and distribution center with a nominal capacity of 40 Mtpy.

Acquisition of Aliança Geração de Energia S.A. (Aliança Energia). In August 2024, we completed the acquisition of the entire 45%-stake held by Cemig Geração e Transmissão S.A. (Cemig GT) in Aliança Geração de Energia S.A. (Aliança Energia), upon payment of US$493 million. Following the acquisition of this 45% stake, we currently hold 100% of Aliança Energia’s shares. Aliança Energia’s power generation asset portfolio consists of seven hydroelectric power plants in the state of Minas Gerais and three wind farms in operation in the states of Rio Grande do Norte and Ceará. Together, these assets have an installed capacity of 1,438 MW and an average physical guarantee of 755 MW.

Divestment in PT Vale Indonesia (PTVI). In June 2024, our subsidiary Vale Canada Limited (VCL), together with Sumitomo Metal Mining Co., Ltd. (SMM), completed the divestment transaction relating to PTVI divestment obligation, pursuant to the agreement entered into with PT Mineral Industri Indonesia (MIND ID) in February 2024. With the completion of the transaction, VCL, SMM and MIND ID currently hold approximately 33.9%, 11.5% and 34.0% of PTVI, respectively, with the remainder held by the public on the Indonesia Stock Exchange. As a result, we received US$155 million, which resulted in a gain of US$1,059 million recorded in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net”, and no longer control PTVI. Following the completion of the transaction, we will no longer consolidate PTVI’s financial results in our financial results and we will account our investment in PTVI using the equity method.

VALE ANNUAL REPORT FORM 20-F | 8

business Overview

Strategic partnership in the Energy Transition Metals business. In April 2024, following the approval from the relevant regulatory authorities, we completed the sale to Manara Minerals, a joint venture formed by Ma’aden and Saudi Arabia’s Public Investment Fund, of a 10% equity interest in Vale Base Metals Limited (VBM), the holding company of our Energy Transition Metals business, for US$2,455 million, pursuant to the agreement that had been entered into between Manara Minerals and us in July 2023. As a result, Vale recognized a gain of US$895 million in equity as “Transactions with noncontrolling shareholders”

VALE ANNUAL REPORT FORM 20-F | 9

business Overview

  OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) FRAMEWORK

We have a strategy to fully integrate sustainability into our business through systematic planning, prioritizing risk and impact management, and fostering a positive social, economic and environmental legacy in the regions where we operate. Our ESG practices are continuously evolving. To effectively integrate sustainability into our business management practices, we have established a set of ESG goals that guide our investment priorities and decision-making processes. Our engagements with socially responsible investors and ESG stakeholders include webinars, roadshows, and a dedicated website, our ESG Portal (https://www.vale.com/esg). The information in our ESG Portal, including our Integrated Report and ESG Databook, is not incorporated by reference in this annual report on Form 20-F.

•	We are one of the first companies to voluntarily adopt the international standard issued by the International Sustainability Standards Board (ISSB) for preparing and reporting financial information related to climate change. We expect to disclose our first report under the ISSB international standard in 2025, for the year ended December 31, 2024.
•	We regularly disclose our sustainability performance through our ESG Portal and our annual Integrated Report, in accordance with the Global Reporting Initiative (GRI) Standards. Our Integrated Report and our ESG Databook, published in an annual basis, also include indicators from the Sustainability Accounting Standards Board (SASB), now part of the International Financial Reporting Standards Foundation, the Taskforce on Nature-related Financial Disclosures (TNFD) the World Economic Forum (WEF) key metrics, and the United Nations (UN) Sustainable Development Goals (SDGs).
•	As an active and committed member of the International Council on Mining and Metals (ICMM), we are dedicated to implement ICMM’s Mining Principles and Performance Expectations, supporting initiatives like the Extractive Industries Transparency Initiative (EITI) for mineral revenue transparency. We support and are engaged in the implementation of the GISTM, an effort to improve safety in all phases of the lifecycle of the tailings’ storage facilities, with a focus on meaningful engagement with communities.

In this section, we summarize some of our ESG initiatives – please refer to our ESG Portal, Integrated Report and ESG Databook for other initiatives and additional information. This section contains statements that constitute forward-looking statements. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. For information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see Overview—Forward-looking Statements and —Risk Factors.

Environmental Initiatives

We are integrating our sustainability strategy into our business to minimize the socioenvironmental impacts of operations and respond to the demands of stakeholders, based on the relevant topics, goals and actions as summarized below. More information is available on our ESG Portal.

Climate Change. We are dedicated to reducing absolute GHG emissions from Scopes 1 and 2 by 33% by 2030, in line with the Paris Agreement goal to limit global warming to well below 2°C (WB2D), using 2017 as the baseline year. Our goals also include achieving net-zero emissions for Scopes 1 and 2 by 2050 and reducing net Scope 3 emissions by 15% by 2035, compared to 2018 levels, aligned with the 2°C temperature increase scenario. We plan to achieve this goal by developing new products, nature-based solutions, using renewable electricity sources, and partnering with clients and suppliers. Since 2020, we have invested US$1,426 million in reducing greenhouse gas emissions, with US$257 million spent in 2024. Our EcoShipping initiative manages the development of innovative projects related to energy efficiency and alternative fuels, aligned with IMO targets. In December 2024, we conducted the first wind energy test on a Valemax, the largest ore carrier in the world. Additionally, we signed contracts to build 10 next-generation Guaibamax vessels, which will feature state-of-the-art design, energy efficiency solutions, and the capacity to burn both fuel oil and methanol.

Energy. We propose to achieve a 100% renewable energy supply globally by 2030. Additionally, we aim to improve our global energy efficiency indicator by 5% by 2030. We plan to achieve this by increasing renewable electricity use in our operations and forming strategic partnerships for new energy solutions. In Brazil, we achieved a 100% renewable energy supply in 2023, two years before our initial target of 2025. We have invested in technological innovations like the minAInteligente project, which uses AI to optimize diesel consumption in off-road trucks by determining the ideal train speed for each mine stretch. Our plans include expanding process optimization technologies, increasing asset electrification, and continuing investments in renewable energy.

VALE ANNUAL REPORT FORM 20-F | 10

business Overview

Other Environmental Initiatives

Biodiversity. As part of our plans to contribute to a nature-positive future, we have also set a Forest Target to recover and protect 500,000 hectares beyond our operational boundaries. We protect and restore forests through compensation measures, voluntary initiatives, and partnerships. In 2024, with respect to our Forest Target, we have restored over 5.8 thousand hectares and maintained the protection of more than 200 thousand hectares.

Water. We plan to reduce the cumulative average of specific freshwater use by 27% by 2030 (base year 2017), focusing mainly on regions with higher water stress, through investments in water initiatives. In 2024, we achieved a 31% reduction in the specific use of new water in our operations, using 2017 as the reference baseline. This result reflects our continuous efforts, through initiatives such as efficient monitoring, sustainable water resource management, and the reduction of new water usage, prioritizing secondary sources, including reused, recycled, recirculated, and recovered water, as well as sustainable sources like rainwater harvesting. This reduction rate, however, may fluctuate in the coming years due to adjustments in production processes and variations in production volume. Additionally, in 2024, we invested a total of US$157 million in water initiatives.

Waste. In 2024, 77% of our total iron ore production came from natural moisture processing, thus exceeding our goal of having at least 70% of production through this process, aligned with our strategy to achieve a positive future for nature through circularity initiatives. We are implementing initiatives such as the blending strategy, the expansion of the Northern System, the Capanema project, and the conversion of Plant 1 to natural moisture processing. Additionally, we invest in sustainable initiatives, such as the production of sand from iron ore tailings, used in civil construction. Our subsidiary, Agera, has sold around 1.9 million tons of sand since 2023.

Atmospheric Emissions. Our goal is to reduce our emissions of Particulate Matter and Sulphur Oxides by 16% and Nitrogen Oxides by 10% by 2030. We plan to achieve this target through initiatives on several fronts, with strategic low-carbon planning, encouraging the development of specific technologies that contribute to reducing these emissions, using biofuels, and increasing operational efficiency.

Social Initiatives

Social Ambition. We are moving forward with our commitment to support the lifting 500,000 people out of extreme poverty. In 2024, we had about 51,000 people engaged in 20 initiatives in urban, rural, and forest contexts, in which 80% living in Pará and Maranhão. Additionally, we are engaged in supporting all Indigenous communities neighboring our operations in developing and implementing their plans to achieve the rights outlined in United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP). In 2024, we achieved the goals outlined in the Consultation Protocol of the Kayapó People in the state of Pará. We are actively supporting four other Indigenous communities (Ka’apor and Guajajara from the Rio Pindaré and Caru Indigenous Lands, in the state of Maranhão, and Tupiniquim from the Comboios Indigenous Land in the state of Espírito Santo) to achieve the rights outlined in the UNDRIP.

Health and Safety. We are dedicated to improving the health and safety of our employees, in line with our pillar of Performance Driven. Our long-term goals are: (i) to reduce the number of N1+N2 (N1 refers to fatalities and changed lives, while N2 refers to recordable high-potential injuries) in relation to the previous closing result: in 2024, we achieved a significant reduction of 60% compared to 2019; (ii) to reduce by 50% the number of exposures to the main health risk factors: this goal was achieved in 2023, and in 2024 we continued to reduce this exposure, achieving a reduction of more than 60% compared to the 2019 baseline; and (iii) to eliminate all risk scenarios classified as “very high” for Health, Safety, Environment, and Communities: in 2024, we had a 57% reduction in risk scenarios classified as “very high” compared to 2019.

VALE ANNUAL REPORT FORM 20-F | 11

business Overview

Governance

Corporate Governance: Corporate governance is fundamental to ensuring a company’s sustainability and safety. We continuously invest in improving governance practices, aligning with national and international best practices, and understanding the perspectives and expectations of investors.

Risk Management: We have five executive risk committees that advise our management in mapping and monitoring risks through our integrated risk management system. In addition, we also have an advisory committee to the Board of Directors – the Audit and Risk Committee, which advises the Board on our risk management strategy. This integrated approach strengthens our ability to address challenges and seize opportunities responsibly and sustainably.

Remuneration: Our remuneration programs are aligned with business strategy and the goal of being a safer company. To this end, we have certain performance targets linked to ESG criteria.

VALE ANNUAL REPORT FORM 20-F | 12

business Overview

  Reparation and Remediation Efforts

Brumadinho reparation and remediation efforts

On January 25, 2019, a tailings dam failure at our Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure of the dam released a flow of tailings residue, which reached our administrative area at the Córrego do Feijão mine and parts of the communities of Córrego do Feijão and Parque da Cachoeira located in Brumadinho, as well as the Paraopeba River. The dam failure resulted in 270 fatalities, including two pregnant women, and two victims that are still missing, and caused extensive property and environmental damage in the region.

We will never forget Brumadinho. We reaffirm our respect for the victims and their families, prioritizing the fair and faster reparation of Brumadinho. As we move forward on our path to make our business better, committed to valuing people, safety and reparation, we stand firm in our commitment to become one of the safest and most reliable mining companies in the world.

Immediate assistance. We have provided humanitarian assistance to victims and their families since the very first moments.

Judicial Settlement for Integral Reparation. In 2021, we entered into the Judicial Settlement for Integral Reparation, with multiple public authorities, under which we agreed to implement several socio-economic and socio-environmental reparation projects.

•	The estimated economic value of the Judicial Settlement for Integral Reparation is R$37.7 billion, which includes: (i) R$6.3 billion in disbursements made prior to the settlement date and with scope similar to the agreement; (ii) R$19.9 billion in disbursements required for the implementation of projects and to be managed by the authorities; (iii) a cap of R$6.4 billion in estimated costs of the socio-economic reparation projects to be directly implemented by us; and (iv) R$5 billion in estimated costs for certain environmental recovery projects (Plano de Reparação Ambiental) to be implemented by us, which are not subject to a cap.
•	The Judicial Settlement for Integral Reparation settles most of the requests made in certain public civil actions in which public authorities sought damages and a wide range of injunctive measures against us as a result of the Brumadinho dam failure.
•	We have made disbursements with respect to 75% of the updated value of the commitments set out in the Judicial Settlement for Integral Reparation. As of December 31, 2024, we had incurred R$32 billion in infrastructure works and environmental and socioeconomic reparation actions, and made 91% of our payment obligations, in a total amount of R$20.2 billion and 39% of our obligations to perform certain actions, corresponding to R$5.5 billion (these numbers include R$6.3 billion in disbursements made before the date of signing of the agreement.

Other settlement agreements related to Brumadinho dam failure. We are committed to promoting expedite reparation and remediation for those affected by the Brumadinho dam failure. This includes resolving related legal proceedings. Highlighted below are our key settlement agreements with public authorities.

•	April 2019 preliminary settlement agreement with Minas Gerais state public defenders: In April 2019, we entered into an agreement with the public defenders’ office of the state of Minas Gerais to establish the framework for settlement agreements for damage claims for property and other economic and moral damages (danos morais). As of December 2024, we had reached settlements with over 14,475 individuals totaling approximately R$2.7 billion, considering Brumadinho and evacuated territories.
•	Settlement agreements with public labor prosecutors and labor unions: In July 2019, we entered into a settlement agreement with the public labor prosecutors to indemnify relatives of the victims of the dam failure. In March 2020, we entered into a settlement agreement with the labor unions to indemnify survivor workers and workers based on the Córrego do Feijão and Jangada Mine. In July 2021, we entered into a settlement to pay indemnification to the family units of deceased employees in connection with the extinction of their employment contracts. As of December 2024, we had reached settlements, with 2,510 individuals totaling approximately R$1.2 billion.
•	Agreement with Indigenous Peoples: We entered into two agreements involving Indigenous peoples in 2022 to compensate the Indigenous people of Katurãma Village and the group led by Dona Eline Pataxó. These agreements have been fully paid. In 2023, we entered into another comprehensive indemnity agreement with the Pataxó and Pataxó Hã-Hã-Hãe Indigenous people of Tronco Gervasio and Antônia. We are currently awaiting the final judgment of the decision to complete payments. Negotiations with the Naô Xohã Village group are ongoing and are the subject of two Public Civil Actions filed by the Federal Public Ministry and the Federal Public Defender’s Office, concerning both collective reparation and individual compensation. We continue to comply with the court decision that mandated the temporary relocation of families from the Naô Xohã Village, as well as the payment of installation and maintenance funds to the affected Indigenous peoples. To support this, we acquired a property in Brumadinho, chosen by the Indigenous community, for the temporary relocation of the affected families. There is a possibility that this relocation could become permanent, if the property be accepted as part of a potential collective reparation agreement with the group.

VALE ANNUAL REPORT FORM 20-F | 13

business Overview

•	Agreement with Quilombola Communities: Regarding the four quilombola communities in Brumadinho impacted by the dam failure, we have defined measures for remediating collective diffuse damages, tied to the Quilombola Component Studies for Impact and Damage Assessment. All stages of this process must involve the active community participation and were overseen by the Palmares Cultural Foundation, which is the institution responsible for protecting the rights of these communities, an Independent Technical Advisory, and the Federal Public Defender’s Office. These measures must be negotiated with the relevant parties as part of the Comprehensive Judicial Reparation Agreement. In the case of the three quilombola communities in the Paraopeba River basin, we are awaiting the issuance of the Terms of Reference by the government authority for conducting the studies supporting the ERSHRE (Human Health Risk Assessment and Ecological Risk Evaluation).

Other settlement agreements. We have entered into other settlement agreements with public authorities, in addition to individual settlement agreements. These include support for municipals services, emergency payments to Indigenous Peoples, specific remediation measures, external audits, and asset structural integrity reviews, measures to reinforce structures and suspension of operations. For additional information on legal settlements, proceedings and investigations relating to the Brumadinho dam failure, see Additional Information—Legal Proceedings.

Other reparation and remediation efforts. We have carried out important actions to give new meaning to the directly impacted territory, especially the Córrego do Feijão community. The central square was revitalized, and the Community Market and Cultural Center were built to welcome and bring new perspectives to the community. The construction of a soccer field, an ecological park, a school, a chapel, a cemetery, and a forest with trails for leisure activities is also planned. To boost the region’s economy, 434 local associations and small businesses are supported by Vale directly and indirectly benefiting more than 16,000 people. Training and economic development in the region are provided. In December 2024, a total of R$17 million in revenue was declared by 137 supported businesses and associations, out of the 143 that received financial support. In addition, more than 550 water supply structures have been implemented, potentially serving over 5 million people through sanitation actions in the Velhas, Doce and Paraopeba Basins.

Other settlement agreements related to tailings dams

Below is a summary of the agreements we have made with the Public Defender’s Office of the state of Minas Gerais, and an agreement settled with the Public Prosecutor’s Office of the state of Minas Gerais. For more information, see Additional Information—Legal Proceedings.

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

Itabirito/Ouro Preto. On November 29, 2024, we entered into an agreement with the Public Prosecutors Office of the State of Minas Gerais, with the participation of the Municipalities of Itabirito, Ouro Preto, Nova Lima and Rio Acima, to compensate for socio-environmental, socioeconomic and collective moral damages resulting from the increase in the emergency levels to Vargem Grande, Forquilha I, II, III e IV and Group dams. The settlement amount, estimated at R$120 million, will be allocated to the execution of Comprehensive Reparation for the municipalities of Itabirito, Nova Lima, Ouro Preto and Rio Acima.

VALE ANNUAL REPORT FORM 20-F | 14

business Overview

Tailings and Dam Safety

We have implemented several initiatives to enhance our tailings and dam management process and improve dam safety.

De-characterization of upstream dams. Our key initiative is the de-characterization of all our upstream structures in Brazil, including dams, dikes and drained stacks in Brazil. The term “de-characterization” means functionally reintegrating the structure and its contents into the environment, so that the structure no longer serves its primary purpose of acting as a tailings, sediments or water containment. In 2024, we spent a total of US$533 million in connection with the de-characterization of upstream structures/dams. As of December 31, 2024, we had a provision of US$2,213 million recognized in our balance sheet for the de-characterization of upstream structures. Additional provisions may be recognized as a result of adjustments to the de-characterization projects.

As of December 31, 2024, we de-characterized 17 out of 30 upstream structures. The following summary sets forth our progress:

•	In 2024, we concluded the de-characterization of Dike 1A and Dike 1B of the Conceição System, in the city Itabira, Área IX dam, in the city Ouro Preto (subject to a final evaluation by competent authorities), and the B3/B4 dam at the Mar Azul Mine, in the city of Nova Lima, all in the state of Minas Gerais.
•	In 2023, we concluded the de-characterization of Dike 2 of Pontal, in the city Itabira, in the state of Minas Gerais.
•	In 2022, we concluded the de-characterization works of five structures: Dikes 3 and 4 of Pontal, in the city Itabira, Auxiliar Dike of B5 MAC, in the city Nova Lima, Baixo João Pereira dam, in the city Congonhas and Ipoema dam, in the city Itabira, all in the state of Minas Gerais.
•	In 2021, we concluded the de-characterization of Pondes de Rejeitos dam, in the city Parauapebas, in the state of Pará, and Fernandinho dam, in the city Nova Lima and the de-characterization of Dike 5 of Pontal, in the city Itabira, both in the state of Minas Gerais.
•	In 2020, we concluded the de-characterization of Rio do Peixe, in the city Itabira, in the state of Minas Gerais, and Kalunga 2 and Kalunga 3 dikes, in the Parauapebas, in the state of Pará.
•	In 2019, we concluded the de-characterization of the 8B dam in the city of Nova Lima in the state of Minas Gerais.

The de-characterization process is important for the long-term risk reduction of the upstream tailing’s facilities, but the works required for the de-characterization process may impact in the short term the geotechnical stability of certain upstream tailings facilities, increasing the of risk of collapse of these structures especially during the first phases of this process. To mitigate this risk, we have evacuated the downstream zones of the critical dams and we have built Back-up Dams to contain the tailings in case of failure. To mitigate the risk of fatalities, we considered alternatives to perform the works in these critical dams with remotely operated equipment, the design of which is being reviewed with proper redundancy levels.

Between 2020 and 2021, we concluded the construction of three back-up dams in the state of Minas Gerais: (i) one for the Sul Superior dam in Gongo Soco; (ii) one for the Forquilha I, Forquilha II, Forquilha III, Forquilha IV and Grupo dams in Congonhas; and (iii) one for B3/B4 dam in Nova Lima, that is now being removed following the completion of its de-characterization. In 2022, we concluded the construction of Coqueirinho back-up dam, for the Pontal System, in Itabira. In 2024, we worked on the completion of the implementation project of ECJ2 for the de-characterization of Minervino and Cordão Nova Vista dikes, also in Itabira.

We also operate tailings dams in Canada, including upstream dams. These upstream dams are not part of our de-characterization program and there are no technical or regulatory reasons for doing so. All our dams in Canada have been built in accordance with engineering guidance documents issued by the Canadian Dam Association. Legacy dams that pre-date this guidance are being upgraded accordingly through a comprehensive program of dam rehabilitation and toe buttressing.

VALE ANNUAL REPORT FORM 20-F | 15

business Overview

Our joint venture Samarco completed the de-characterization of one of its upstream dams, the Germano pit, in June 2023, which remains under active monitoring. The de-characterization works for the Germano dam, Samarco’s other upstream dam are ongoing, in line with the schedule and project presented to the competent agencies.

Improvements in the safety conditions of our dams. In 2024 we had important advances in dam safety. We continue to progress toward our goal of eliminating all dams at emergency level 3 by the end of 2025. The emergency level system is defined by Brazilian law (Resolution ANM 95/2022) to classify situations that may compromise dam safety. Emergency level 3 represents the highest level of risk in this classification.

•	In September 2024, the Sul Superior dam, located in Gongo Soco, in the state of Minas Gerais, had its emergency lowered from level 3 to level 2. The reduction of its emergency level was possible due to the implementation of new geotechnical investigations, the expansion of monitoring instruments and the evolution of studies that allowed greater knowledge of the structure’s actual stability condition. In addition, the progress of the de-characterization works contributed to the increase in the safety of the structure. The works were carried out with remotely operated equipment.
•	We also managed to improve the stability conditions of the Grupo dam, located at the Fábrica mine, in Ouro Preto (MG). The improvement in stability conditions were driven by the de-characterization process, which resulted in the removal of more than 1.48 million cubic meters of tailings, corresponding to approximately 60% of the total forecasted volume. As a result, the dam emergency level was reduced from level 2 to level 1.
•	In 2024, the Campo Grande upstream dam, located in Mariana, in the state of Minas Gerais ceased to be at an emergency level.
•	The Peneirinha, 5-Mutuca, and Dique B dams in Nova Lima, and the Dique de Pedra dam in Ouro Preto, in the state of Minas Gerais, also ceased to be at an emergency level and received the Positive Stability Condition Declaration (DCE), certifying their safety.

Governance measures. Since 2019, we have adopted the three lines of defense model and strengthened governance with the creation of a dedicated Geotechnical Risk Committee, which reports to the Executive Committee.

In April 2021, the Independent Ad Hoc Consulting Committee for Dam Safety (CIAE-SB) concluded its work and provided its final report to our Board of Directors. The action plans resulting from the CIAE-SB have been completed, and we continue to advance dam safety under the oversight of the Independent Tailings Review Board (ITRB), which similarly to the CIAE-SB, is composed renowned consultants who follow best international practices.

We use the Hazard Identification and Risk Analysis (HIRA) methodology to map and assess risks in our structures. Additionally, we have strengthened governance by implementing the Tailings and Dam Management System (TDMS) and the Ground Control Management System (GCMS). These measures have helped enhance our geotechnical organizational structure, implement key functions for tailings storage facilities, and drive continuous improvements in alignment with best practices.

Monitoring and Precautionary Measures. All our dams are routinely monitored and are subject to oversight from competent public authorities. Additionally, our main structures are also continuously monitored by three Geotechnical Monitoring Centers, that advanced technologies such as satellites and artificial intelligence.

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

In September 2024, we obtained positive DCEs for 80 dams of a total of 94 structures currently covered by National Dam Safety Policy. We did not obtain positive DCEs for 14 structures (all of them in our Iron Solutions operations). We have a plan to reduce the number of structures without positive DCEs, including, in some cases, reinforcing the embankment, improving the geotechnical knowledge of the structure and its foundation and the de-characterization plan.

The improvement in the safety conditions of our structures reflects the efforts the company has been making, implementing measures such as the new management system for our tailings storage facilities, driven by lessons learned from the dam failure in Brumadinho and best practices international standards, as defined in the Global Industry Standard on Tailings Management (GISTM). Additional information on the status of DCEs and emergency levels of our structures is available on our ESG Portal, at https://www.vale.com/esg. Information on our website is not incorporated by reference in this annual report on Form 20-F.

VALE ANNUAL REPORT FORM 20-F | 16

business Overview

Commitment to the Global Industry Standard on Tailings Management (GISTM). We, along with all International Council on Mining and Metals (ICMM) members, are dedicated to implementing the GISTM. We implemented the GISTM in 48 of the 50 Tailings Storage Facilities (TSFs) in August 2023, and the implementation of the Standard for the other two TSFs is ongoing, aiming to complete it by August 2025, meeting the deadlines established for the sector. Additional information on the GISTM journey is available on our ESG Portal, at https://www.vale.com/esg. Information on our website is not incorporated by reference in this annual report Form 20-F.

Reparation and remediation efforts related to Samarco’s tailings dam

In November 2015, the Fundão tailings dam owned by our joint venture Samarco failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce River. The failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by us and BHP Billiton Brasil Ltda. (BHP Brasil).

Definitive Settlement. In October 2024, we, together with Samarco and BHP Brasil, entered into a settlement agreement in connection with the reparation and compensation process relating to the Fundão dam failure, resulting from a mediation process conducted by the Brazilian Federal Court of Appeals of the 6th Region (TRF-6). The agreement was signed by the three companies, the federal government, the governments of the states of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ Offices, the Federal and State Public Defender’s Offices of the states of Minas Gerais and Espírito Santo and other federal and state governmental authorities, (Definitive Settlement). In November 2024, the Federal Supreme Court (Supremo Tribunal Federal – STF) ratified the Definitive Settlement. For additional information see notes 3 and 27 to our consolidated financial statements.

The Definitive Settlement provides for a total financial amount of approximately US$ 31.7 million, covering past and future obligations to assist the people, communities, and environment impacted by the dam failure. The agreement establishes three main lines of obligations:

•	US$18 billion to be paid by Samarco in installments over a period of 20 years to the federal government, the states of Minas Gerais and Espírito Santo, and municipalities, and to finance programs and compensatory actions linked to public policies;
•	US$5.8 billion in obligations to be performed by Samarco to complete individual compensation obligations, resettlements, and environmental recovery; and
•	US$7.9 billion already incurred from the date of the dam failure until the Definitive Settlement by Samarco, BHPB and us, with remediation and compensation measures and that do not constitute our provision balance.

Pursuant to the Definitive Settlement, Fundação Renova was dissolved and its liquidation process was initiated, with a 12-month period for the completion of the transition of rights and obligations to Samarco. Samarco became the primary responsible party for fulfilling these obligations, as well as for the transition of some programs from Fundação Renova. As shareholders of Samarco, BHP and we committed, each, to paying up to 50% of any amounts that Samarco fails to finance as the primary debtor, pro rata to our equity stakes in the company. Our provision recorded for these obligations is US$3.7 billion as of December 31, 2024, and includes estimates of Samarco’s financial capacity to fulfill the obligations set forth under the Definitive Settlement. Samarco's capacity to fulfill the obligations is subject to a cap of US$1 billion, valid from 2024 to 2030, as set forth in the Judicial Reorganization Plan (“JR Plan”).

Compensation

The Definitive Settlement establishes a definitive resolution of individual compensations in the existing modalities. Family farmers and professional fishermen who meet the criteria set forth in the agreement are eligible to receive compensation in a single installment, upon signing the respective release term. Samarco will also implement the Definitive Compensation Program (PID), the last opportunity for definitive compensation for those not yet covered by previous initiatives.

As of December 2024, more than 448 thousand people in the Doce River basin had been served and received approximately R$18.7 billion in total indemnities and Emergency Financial Aid paid by Fundação Renova.

VALE ANNUAL REPORT FORM 20-F | 17

business Overview

Resettlements

The Definitive Settlement provides for the completion of resettlements in the districts of Novo Bento Rodrigues and Paracatu. Prior to the execution of the Definitive Settlement, 86% of the resettlements had been completed. Samarco will coordinate the completion of the remaining cases. The resettlement process involves the active participation of communities and technical advisors, following high standards of excellence in community resettlement. The agreement provides for the maintenance of these structures for five years from the delivery of the keys, upon signing the release term, or until the definitive transfer of ownership, with the registration of the property in the name of the family unit. As of December 2024, 90% of the resettlement cases have been completed.

Environmental Recovery

The remaining environmental recovery actions in the impacted area of the Doce River in Minas Gerais and Espírito Santo and the northern coast of Espírito Santo in the Doce River Basin will be completed directly by Samarco. The Agreement sets delivery milestones and specific objectives for each of these actions, among which, the reforestation of 50,000 hectares, the completion of the recovery of 5,000 springs and the restoration of banks and the aquatic environment in the locations indicated in the Definitive Settlement.

In addition to these direct actions by Samarco, the Definitive Settlement establishes robust initiatives to promote the improvement of the environmental quality of the Doce River Basin, which will be carried out by the public authorities, in line with public policies, such as basic sanitation for the affected municipalities, in addition to other measures aiming for the improvement of the water quality of the Doce River.

Samarco will carry out studies at the Risoleta Neves Hydroelectric Plant (UHE Candonga) to assess the economic, social, and environmental feasibility of removing up to 9.15 million m³ of sediments, which will be submitted to the Institute of Environment and Renewable Natural Resources (IBAMA) in the environmental licensing process. Samarco will also conduct studies on the management of contaminated areas and the substances outlined in the agreement, to monitor environmental quality.

Information about the reparation process in connection with the Definitive Settlement can be found at Samarco’s website, through the link: https://www.samarco.com/reparacao/. Information on Samarco’s website is not incorporated by reference in this annual report Form 20-F.

Reorganization Plan. In January 2024, Samarco completed the restructuring of its financial debt in accordance with the terms of the judicial reorganization plan (JR Plan) approved in September 2023. For more information, see Overview—Risk Factors—Legal, Political, Economic, Social and Other Regulatory Risks and Information on the Company—Lines of Business—Other Investments—Samarco.

VALE ANNUAL REPORT FORM 20-F | 18

Forward-looking Statements

This annual report contains statements that may constitute forward-looking statements. Many of those forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “may,” “will,” “plan,” “intend,” “estimate,” “target,” “ambition,” “potential,” among others. Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

•	trends in commodity prices, supply and demand for commodities;
•	the future impact of competition and regulation;
•	the exploration of mineral reserves and resources and development of mining facilities;
•	the depletion and exhaustion of mines and mineral reserves and resources;
•	the impact of the failure of the tailings dam in Brumadinho in 2019, the failure of Samarco’s tailings dam in 2015, and related remediation measures on our operations, cash flows and financial position;
•	the implementation of our dam de-characterization plan;
•	the outcome of the various investigations, regulatory, governmental, uncertain tax treatments and legal proceedings in which we are involved;
•	the impact of tariffs, trade barriers and other restrictions imposed on global trade;
•	the impact of the ongoing wars in Ukraine and in the Middle East, the economic sanctions imposed on Russia and their impact on the global economy, which are highly uncertain and difficult to predict;
•	our direction and future operations;
•	the implementation of our financing strategy and capital expenditure plans;
•	the payment of dividends or interest on shareholders’ equity;
•	compliance with financial covenants;
•	industry trends, including the direction of prices and expected levels of supply and demand;
•	the implementation of our principal operating strategies, including our potential participation in acquisition, divestiture or joint venture transactions or other investment opportunities;
•	our ability to comply with our ESG targets and commitments;
•	the implementation of new technologies to mitigate operational risks or achieve our ESG targets and commitments;
•	other factors or trends affecting our financial condition or results of operations; and
•	the factors discussed under Overview—Risk Factors.

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

VALE ANNUAL REPORT FORM 20-F | 19

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

•	The collapse of any of these structures could cause loss of life and severe personal, property and environmental damages, as well as negative social impact, and could have adverse effects on our business and reputation, as evidenced by the consequences of the dam failure in Brumadinho and Samarco’s dam failure in Mariana.
•	The evacuation of the downstream zones of the critical dams, construction of physical barriers (back-up dams) to contain the tailings in case of failure and other safety measures we take may not be sufficient to prevent damages and impact on communities.
•	Brazilian laws and regulations require the de-characterization of all upstream dams on a specified timetable. We are still determining the appropriate measures for the de-characterization of certain upstream dams in Brazil. The works related to the de-characterization process may impact the geotechnical behavior of certain upstream tailings facilities, affecting the risk of collapse of these structures. In extreme cases, this process, when associated with other conditions, may contribute to the collapse of structures.

As of the date hereof, we have concluded approximately 57% of our de-characterization plan. The elimination of 100% of the dams in the de-characterization program is expected to be achieved by 2035, given the technical characteristics of the dams, such as volumes of tailings contained. The implementation of the de-characterization plan will require significant expenditures, and the de-characterization process may take a long time. We also own and operate upstream-raised dams in countries other than Brazil, which are not part of the current de-characterization program. For a discussion of the impacts of our de-characterization plan, see Overview—Business Overview—Reparation and Remediation Efforts—Tailings and Dam Safety—De-characterization of Upstream Dams.

The failure of our tailings dam in Brumadinho has adversely affected our business, financial condition and reputation, and the overall impact of the dam failure on us is still uncertain.

The failure of our dam in Brumadinho in 2019 and the failure of Samarco’s tailings dam in Mariana in 2015 have caused fatalities and severe persona, property and environmental damages. See Overview—Business Overview—Reparation and Remediation Efforts. These events have adversely affected and will continue to adversely affect our operations.

•	Liabilities and legal proceedings. We continue to be a defendant in several legal proceedings and investigations related to the dam failure, including criminal investigations in Brazil and securities litigation in the United States. Additional proceedings and investigations may be initiated in the future. Adverse results in these proceedings may have a material adverse effect on our business and financial condition. See Overview—Business Overview—Reparation and Remediation Efforts and Additional Information—Legal Proceedings.
•	Impact on our financial performance. The dam failure had a significant impact on our financial performance, which included reduced revenues due to the suspension of operations, increased expenditures for assistance and remediation, impairments of fixed assets, provisions for costs of de-characterization, restoration and recovery, and provisions for legal proceedings. See Operating and Financial Review and Prospects—Overview—Tailings Dam Failure in Brumadinho.

VALE ANNUAL REPORT FORM 20-F | 20

risk factors

•	Increase in production costs and capital investments. We have made investments and adjustments in our operations and may need to make additional investments and adjustments to production processes, mitigate the impact of suspended operations or comply with additional safety requirements. We may also have to use alternative disposal methods to continue operating certain mines and plants, particularly those that rely on tailings dams. These alternative methods may be more expensive or require significant capital investments in our mines and plants. As a result, we expect our costs to increase, which may have a material adverse effect on our business and financial condition.
•	Additional regulation and restrictions on mining operations. Rules on mining activities and ancillary activities, such as dam safety, rights of populations affected by dams, have become stricter following the dam failure in Brumadinho. Additional rules may be approved. The licensing process for operations has become longer and subject to more uncertainties. Also, external experts may not be willing to attest to the stability and safety of our dams, as a result of increasing risks of liability. If any of our dams is unable to comply with the safety requirements or if we are unable to obtain the required certification for any of our dams, we may need to suspend operations, evacuate the area surrounding this dam, relocate communities and take other emergency actions. These measures are costly, may adversely impact our business and financial condition and may cause further damage to our reputation.
•	Additional environmental impacts. The entire environmental consequences of the dam failure in Brumadinho remain uncertain, and additional damages may be identified in the future. Also, failure to implement our de-characterization plan and measures to prevent further accidents could also lead to additional environmental damages, additional impacts on our operations, and additional claims, investigations and proceedings against us.
•	Reserves and resources. New regulations applicable to dam licensing and operations have caused, and may further cause, decreases in our reported reserves and resources or reclassification of proven reserves as probable reserves.
•	Increased cost of insurance. Our cost of insurance may rise, and we may not be able to obtain insurance for certain risks.
•	Settlement agreements. Under the Judicial Settlement for Integral Reparation, the Definitive Settlement and other settlement agreements, we have agreed to establish a set of programs and activities to repair and compensate the damages caused by the dam failures in Brumadinho and Mariana. These settlement agreements do not establish cap on our indemnification obligations, and the frameworks for individual or group indemnifications do not prevent individuals or groups from seeking alternative measures. For more information, see Additional Information—Legal Proceedings—Legal Proceedings Related to the Dam Failure in Brumadinho.

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

VALE ANNUAL REPORT FORM 20-F | 21

risk factors

•	Changes in market conditions or regulations that may affect the economic prospects of an operation and make it inconsistent with our business strategy.
•	Failure to obtain the renewal of required permits and licenses, or delays or higher than expected costs in obtaining them.
•	Disruptions to or unavailability of critical information technology systems or services resulting from accidents or malicious acts.

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

Our business is subject to health, safety, and environmental events.

The viability of our business is intrinsically connected to the well-being of the environment, workers, and communities in which we operate. Our activities involve the use, handling, storage, discharge, and disposal of hazardous substances into the environment and the use of natural resources, resulting in significant risks and potential adverse impacts on people and the environment, including fire, explosion, toxic gas leaks, spilling or seepages of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of other operational structures. Regarding occupational risks, our activities involve physical, chemical, biological, ergonomic, and accident risks. Regarding accident risks, our activities involve hazards and risks associated with mobile equipment, vehicles or machinery, and other industrial equipment that can generate potentially fatal accidents. Such events can occur due to deficiencies in risk identification and assessment or in the implementation of controls associated to risk management. Once these risks materialize, they can result in significant environmental, social and human rights impacts, damage to or destruction of mines or production facilities, injuries, illnesses, and fatalities involving employees, contractors, or community members near our operations, as well as production delays, monetary losses, and potential legal liability. Additionally, our employees may be exposed to tropical and contagious diseases that can affect their health and safety, and we have corporate guidelines to mitigate these risks. Notwithstanding our standards, policies, controls, and monitoring procedures, our operations remain subject to incidents that can adversely impact our business, stakeholders, reputation, or violate human rights.

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

In connection with our authorizations, licenses and permits, we may be subject to restrictions relating to the operation and maintenance of dams, protection of communities, including Indigenous Peoples, Quilombola Communities and other Traditional Communities, protection of caves, fauna and flora, climate change, among others, which may require us to limit or modify our mining plans, having an impact on our production volumes, costs and reserves and resources. For more information on our mining concessions and other similar rights, see Information on the Company—Regulatory Matters. Difficulties in obtaining or renewing permits may lead to construction delays, cost increases, and may adversely impact our production volumes. Social, environmental and health and safety regulations also impose standards, procedures, monitoring and operational controls on activities relating to mineral research, mining, beneficiation, pelletizing activities, railway and marine services, ports, de-characterization, decommissioning, mine closure activities, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities. Litigation and legal and regulatory uncertainties relating to these, or other related matters may adversely affect our financial condition or cause harm to our reputation.

VALE ANNUAL REPORT FORM 20-F | 22

risk factors

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

Another aspect that can interfere with business directly or indirectly is the political and social scenario in the territories where we operate. For a discussion of the rules relating to licensing and operations of dams following the tailings dam failure in Brumadinho, see Information on the Company—Regulatory Matters—Brazilian Regulation of Mining Dams. For a discussion of the rules relating to the protection of caves in Brazil, which may require us to limit or modify our mining plans from time to time, see Information on the Company—Regulatory Matters. For a discussion of national policies and international regulations regarding climate change, which may affect a number of our businesses in various countries, see Information on the Company—Regulatory Matters—Environmental Regulations. For a discussion of the 2020 regulatory initiatives of Standards of the International Maritime Organization (IMO) prohibiting high sulfur fuel oil, as well as IMO’s goals on greenhouse gas reductions in the industry, see Information on the Company—Regulatory Matters—Environmental Regulations.

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

VALE ANNUAL REPORT FORM 20-F | 23

risk factors

  Financial Risks

Lower cash flows, resulting from a decrease in prices of our products, may adversely affect our credit ratings and the cost and availability of financing.

A decline in the prices of our products may adversely affect our future cash flows, credit ratings and our ability to secure financing at attractive rates. It may also negatively affect our ability to fund our capital investments, including disbursements required to remediate and compensate damages resulting from the dam failure in Brumadinho and Samarco provide the financial assurances required to obtain licenses in certain jurisdictions, pay dividends and comply with the financial covenants in some of our long-term debt instruments. See Operating and Financial Review and Prospects—Liquidity and Capital Resources.

The prices for our products are subject to volatility, which may adversely affect our business.

Global prices for metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, regional and sectorial factors, levels of supply and demand, the availability and cost of substitutes, inventory levels, technological developments, regulatory and international trade matters, investments by commodity funds and others and actions of participants in the commodity markets. Sustained low market prices for the products we sell may result in the suspension of certain of our projects and operations, decrease in our mineral reserves and resources, impairment of assets, and may adversely affect our cash flows, financial position and results of operations. The price of our products could be subject to volatility in 2025 in case of a slower growth of the Chinese economy.

Demand for our iron ore and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 80.7% of our 2024 net operating revenue, are used to produce carbon steel. Nickel, which accounted for 9.6% of our 2024 net operating revenue, is used mainly to produce stainless and alloy steels. The prices of different steel products and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products. In addition, vertical backward integration of the steel and stainless-steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a sustained decline in the construction industry could have a negative impact on our copper business. Copper products accounted for 7.4% of our 2024 net operating revenue.

We are mostly affected by movements in iron ore prices. For example, a price reduction of US$1 per dry metric ton unit (dmt) in the average iron ore price would have reduced our operating income for the year ended December 31, 2024, by approximately US$284 million. Average iron ore prices significantly changed in the last five years, from US$108.9 per dmt in 2020, US$159.5 per dmt in 2021, US$120.1 per dmt in 2022, US$119.7 per dmt in 2023 and US$109.4 per dmt in 2024, according to the average Platts IODEX (62% Fe CFR China). On January 31, 2025, the year-to-date average Platts IODEX iron ore price was US$101.59 per dmt. See Operating and Financial Review and Prospects—Overview—Major Factors Affecting Prices.

Changes in exchange rates for the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

A substantial portion of our revenues, trade receivables and debt are denominated in U.S. dollars, and given that our functional currency is the Brazilian real, changes in exchange rates may result in (i) losses or gains on our net U.S. dollar denominated indebtedness and accounts receivable and (ii) fair value losses or gains on currency derivatives we use to stabilize our cash flow in U.S. dollars. In 2024, we had net foreign exchange losses of US$83 million vs. net foreign exchange losses of US$324 million in 2023. In addition, changing values of the Brazilian real, the Canadian dollar, the Indonesian rupiah, the Chinese yuan and other currencies against the U.S. dollar affects our results since a relevant portion of our costs of goods sold is denominated in currencies other than the U.S. dollar, principally the real (47.6% in 2024) and the Canadian dollar (4.3% in 2024), while our revenues are mostly U.S. dollar denominated. We expect currency fluctuations to continue to affect our financial income, expense and cash flow generation.

VALE ANNUAL REPORT FORM 20-F | 24

risk factors

As of January 31, 2025, the U.S. dollar commercial selling rate published by the Central Bank was R$5.8301 per US$1.00, which represents a 5.8% decrease as compared to the selling rate of R$6.1923 per US$1.00 as of December 31, 2024. Significant volatility in currency prices, among other factors, may also result in disruption of foreign exchange markets, which could limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions.

Higher energy costs, energy shortages or freight cost may adversely affect our business.

Costs of fuel oil, gas and electricity are a significant component of our cost of production, representing 8.5% of our total cost of goods sold in 2024. To fulfill our energy needs, we rely on the following sources: oil by-products, which represented 33.9% of total energy needs in 2024, electricity 30.3%, natural gas 19.0%, coal 12.1%, and other energy sources 4.7%.

Electricity costs represented 2.7% of our total cost of goods sold in 2024. If we are unable to secure reliable access to electricity at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations. We face the risk of energy shortages in the countries where we have operations and projects, due to stress of infrastructure, high demand or weather conditions, such as floods or droughts. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for our operations.

Cost of freight is a significant component of our cost of production, representing 19.6% of our total cost of goods sold in 2024. To fulfill our freight needs, we rely on a fleet of dedicated vessels, which protect us from most of the volatility of the freight market, and on vessels chartered on the spot market.

  Production Planning Risks

Our projects are subject to risks that may result in increased costs or delay in their implementation.

We are investing to maintain and further increase our production and logistics capabilities. We regularly review the economic viability of our projects as well as market factors. As a result of this review, we may decide to postpone, suspend or cancel the execution of certain projects. Our projects are also subject to risks that may adversely affect our growth prospects and profitability, including the following:

•	We may not be able to obtain financing at attractive rates.
•	We may fail to obtain or renew the required leases, permits and licenses.
•	We may face shortages of skilled personnel.
•	We may face limitations to infrastructure, water and power access.
•	Our suppliers and contractors may fail to meet their contractual obligations.
•	We may face issues such as inappropriate design and engineering, poor execution, commissioning delays, a slower ramp-up to design, or failure to achieve design outputs.
•	We may face major setbacks in the supply chain for specialist equipment, services, and early-stage technologies.
•	We may experience adverse changes in market conditions or regulations.

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

VALE ANNUAL REPORT FORM 20-F | 25

risk factors

In several jurisdictions where we have exploration projects, we may be required to retrocede to the state a certain portion of the area covered by the exploration license as a condition to renewing the license or obtaining a mining concession. This requirement can lead to a substantial loss of part of the mineral deposit originally identified in our feasibility studies.

We are also subject to laws and regulations and acts by authorities, related to dams, caves, biodiversity (fauna, flora and ecosystems), Indigenous People and Traditional Communities that may limit or modify our mining plans, impact our production volumes, costs and reserves and resources. For more information on mining concessions and other similar rights, see Information on the Company—Regulatory Matters.

Our mineral reserve and resource estimates may materially differ from the volume of materials that we are actually able to recover and we may not be able to replenish our mineral reserves.

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

VALE ANNUAL REPORT FORM 20-F | 26

risk factors

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

Natural disasters may adversely affect our operations, projects and people in the countries where we operate and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure.

Climate change can impact the frequency and intensity of extreme events, both acute and chronical, including our neighboring communities, damage to our assets, operational interruptions, and supply chain disruptions. We assess the exposure to increased incidence and intensity of atmospheric discharges, changes in rainfall patterns, higher temperatures, floods, droughts, water shortages and sea level rise on assets such as ports, railways, mining facilities, and processing plants. Due to the complexity and uncertainties of physical risk evaluation process, there may be additional risks that are not currently known or assessed, and that could negatively affect our operations and projects. In recent years, we have occasionally determined that force majeure events occurred because of severe weather on our mining and logistics activities. Areas with lower ecological integrity (e.g., areas with reduced natural vegetation cover) are more susceptible to these risks due to lower resilience and protection against extreme weather conditions.

Transitioning to a lower-carbon economy may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change.

As a global mining company, we are exposed to various risks in the transition to a lower-carbon economy across our operations, supply chain, and downstream industries. These risks may stem from our commitment to reducing greenhouse gas (GHG) emissions in the short, medium, and long term, which requires us to make significant investments and incur significant expenses, as well as our ability to adapt during the economic transition needed to limit global warming.

As part of global value chains, and with evolving policies around climate action, we face uncertainty and potential misalignment between national and regional governments and sectoral actions. We are exposed to significant financial burdens to comply with and adapt to new regulations and standards. Also, we have publicly shared multiple ESG initiatives and goals, which makes us subject to enhanced scrutiny from our investors, regulators, and the public in general. Factors outside our control may prevent us from achieving these goals. Our failure to make progress in these areas on a timely basis, or revisions of our initiatives and goals, could adversely affect our businesses, our access to capital, and reputation.

VALE ANNUAL REPORT FORM 20-F | 27

risk factors

Issues with local communities could adversely impact our business and reputation.

Disagreements with communities near our operations may arise from time to time. Incidents involving land issues, mines sites, industrial facilities, and related infrastructure may impact the communities in locations where we operate. In some instances, our operations, mineral reserves, and resources are located within the influence area of Indigenous or Traditional Communities. Some of our mining and other operations are located in areas where land title may be subject to disputes or uncertainties, or in areas claimed for other uses, such as agriculture. In line with our commitment to meaningful engagement, we consult and negotiate with the groups as part of the process to obtain licenses required to operate, to mitigate impacts, or to obtain consensual access to the lands. Conflicts or disputes with local communities and groups, including Indigenous Peoples, Quilombolas communities, and social movements must be managed in order to avoid delays in obtaining licenses, increases in budget and impacts on human rights. Failure or difficulties in effectively managing such issues may adversely impact our business and operations. See Information on the Company—Regulatory Matters and Additional Information—Legal Proceedings.

  Strategic Risks

Geopolitical tensions, trade restrictions, as well as military hostilities, including the ongoing conflicts in Ukraine and the Middle East, and the economic sanctions and disruptions to regional or global supply chains resulting from these conflicts, may materially adversely impact our business.

Our business is subject to external risk factors related to our global operations and the global profile of our clients’ portfolio and supply chains. Global markets have been experiencing volatility and disruption following the escalation of geopolitical tensions and the economic sanctions imposed by the United States, the European Union, the UK and other countries as a direct consequence of the conflicts in Ukraine and the Middle East. These factors may have material impacts on our production and sales, result in additional costs and expenses, and eventually adversely impact our financial conditions or results of operations.

Any further escalation of ongoing conflicts, or any other new conflict, sanctions, trade restrictions or diplomatic tensions, especially concerning countries where we operate, could lead to impacts which may adversely affect our business. These impacts might include disruption of international trade flows, extreme market pricing volatility (particularly affecting the energy sector), and potential effects on regional and global shipping routes. Additionally, prices for shipping and maritime insurance could be affected, and we may face regulatory and contractual uncertainties.

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

VALE ANNUAL REPORT FORM 20-F | 28

risk factors

Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.

China has been the main driver of global demand for minerals and metals over recent decades. In 2024, Chinese demand represented 75.8% of global demand for seaborne iron ore, 62% of global demand for nickel and 57% of global demand for copper. The percentage of our net operating revenue attributable to sales to customers in China was 49% in 2024. Therefore, any contraction of China’s economic growth or change in its economic profile, or changes in tariffs or in the political or sanctions environment globally could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Underperformance in the Chinese real estate and infrastructure sectors, the largest consumer of carbon steel in China, would also negatively impact our results.

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

VALE ANNUAL REPORT FORM 20-F | 29

risk factors

We are subject to laws and regulations relating to data protection and privacy of personal data, including, but not limited to the European Union’s General Data Protection Regulation (GDPR) and Brazilian Lei Geral de Proteção de Dados (LGPD), as well as the Personal Information Protection Law (PIPL) of China. Any failure to comply with laws and regulations related to the protection of personal data may result in proceedings or actions against us, the imposition of fines or penalties or damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations. For information on our cybersecurity risk management, strategy and governance, see Additional Information—Cybersecurity—Risk Management and Strategy and —Governance.

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

In addition to the investigations and legal proceedings relating to the dam failure in Brumadinho, as a shareholder of Samarco, we also face the consequences of the failure of the Fundão tailings dam in November 2015. We are involved in multiple legal proceedings and investigations relating to the failure of the Fundão tailings dam. Tax authorities or other creditors of Samarco may attempt to recover from us amounts due by Samarco, if Samarco is unable to fulfill its obligations or is unable to pay its debt. In November 2024, Samarco and its shareholders, BHP Brasil and us, have entered into the Definitive Settlement, pursuant to which Samarco remains the primary responsible party for fulfilling reparation and financial obligations and for the transition of certain programs previously managed by Fundação Renova. If Samarco fails to fund its obligations under the agreement, as shareholders of Samarco, BHP and we will be required to contribute to the funding of these obligations pro rata to our equity stake in the company. See Overview—Business Overview— Reparation and remediation efforts related to Samarco’s tailings dam, and Additional Information—Legal Proceedings.

Our governance, internal controls and compliance processes may fail to prevent breaches of legal, regulatory accounting, ethical or governance standards.

We operate in a global environment and our activities extend over multiple jurisdictions and complex regulatory frameworks, with increasing enforcement activities worldwide. We are required to comply with a wide range of laws and regulations in the countries where we operate or do business, including anti-corruption, international sanctions, anti-money laundering, data protection, privacy of personal data, and related laws and regulations. Our governance and compliance processes, which include the review of internal control over financial reporting, may not timely identify or prevent future breaches of legal, regulatory, accounting, governance or ethical standards. We may be subject to breaches of our code of conduct, anti-corruption policies, human rights policies or other internal policies, or breaches of business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. This risk is heightened by the fact that we have a large number of contracts with local and foreign suppliers, as well as by the geographic distribution of our operations and the wide variety of counterparties involved in our business. Our failure to comply with applicable laws and other standards could subject us to investigations by authorities, litigation, fines, loss of operating licenses, disgorgement of profits, involuntary dissolution and reputational harm.

VALE ANNUAL REPORT FORM 20-F | 30

risk factors

We could be adversely affected by changes in government policies or by trends such as resource nationalism, including the imposition of new taxes or royalties on mining activities, tariffs and other restrictions on global trade.

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

The imposition of tariffs by the U.S. Government in 2025 and other developments in international trade may also adversely impact our business. As a supplier of iron ore, nickel and other raw materials to the global integrated steel industry and to other metal-consuming sectors such as battery production and other specified, industrial end-uses we are subject to additional risk from the imposition of duties, tariffs, import and export controls and other trade barriers impacting our products and the products our customers produce. The overall impact of these developments are difficult to predict, but could adversely impact our costs, our investments, the demand and price of our products and the products of our customers. Global trade is subject to a growing trend of increased trade barriers, which could exacerbate commodities’ price volatility and in turn result in instability in the prices of our products.

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

With the recent approval of a tax reform in Brazil, a new taxation model on consumption will undergo a testing and transition period starting in 2026. The complete implementation of the reformed tax system is expected to be implemented by 2033. During this period, the following taxes created by the tax reform will come into effect the dual Value Added Tax (VAT) and the Selective Tax (IS), which will be levied on products and services considered harmful to health and the environment. Iron ore has been included in this list of products subject to IS. Given that the applicable tax basis and tax rate for the IS are yet to be defined, we are not able to estimate the effective impact on overall tax burden on our operations.

In 2025, the federal government is expected to submit to the Congress an income tax reform, which may include taxation on profits and dividends, new restrictions related to interest on equity, as well as the increase of existing taxes. The approval of these legislative proposals or changes in fiscal policies, tax laws and interpretations may impact our tax obligations and may have a material adverse effect on our financial condition and results, and on investments in our securities.

VALE ANNUAL REPORT FORM 20-F | 31

risk factors

Political, economic and social conditions in the countries in which we have operations, projects, customers or suppliers could adversely impact our business.

Our financial performance may be negatively affected by regulatory, political, economic and social conditions in countries in which we have significant operations or projects. In many of these jurisdictions, we are exposed to various risks such as political instability, political movements for protectionism or for greater vertical integration of value chains, bribery, cyber-attacks, extortion, corruption, robbery, sabotage, kidnapping, civil strife, human rights violation, acts of war, guerilla activities, piracy in international shipping routes and terrorism. These issues may adversely affect the economic and other conditions under which we operate in ways that could have a material negative effect on our business.

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

Historically, the country’s political situation has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration, downgrading of credit ratings of the Brazilian government and Brazilian issuers, and heightened volatility in the securities issued abroad by Brazilian companies. Political instability may aggravate economic uncertainties in Brazil and increase volatility of securities of Brazilian issuers. Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.

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

Since 2020, we do not have a control group with voting rights that could permanently ensure the majority of votes at our general shareholders’ meeting or the power to elect the majority of the members of our Board of Directors. Nonetheless, we are exposed to significant influence of some shareholders or groups of shareholders. We could also be exposed to other forms of shareholder activism, with shareholder groups seeking to make us take actions that may not be consistent with our business strategy. This may require us to incur significant expenses and require significant time and attention from our management and Board of Directors, which could interfere with our ability to implement our business strategy and adversely affect our business and operating results.

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

VALE ANNUAL REPORT FORM 20-F | 32

risk factors

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

VALE ANNUAL REPORT FORM 20-F | 33

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

VALE ANNUAL REPORT FORM 20-F | 34

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

Our Risk Governance structure includes five executive risk committees that advise management across each of the following risk categories: (i) operational, (ii) geotechnical, (iii) strategy, finance and cyber, (iv) compliance, institutional relations and communication, and (v) sustainability. Additionally, we have five advisory committees that support our Board of Directors, with the Audit and Risks Committee playing a central role in advising the Board and overseeing risk management.

Below, we list our main structures with a role in Risk Governance. For more information, see Management and Employees—Management—Other Advisory Committees to the Board of Directors.

Audit and Risks Committee. The Audit and Risks Committee has a major role advising the Board and monitors all matters related to risks. This includes ensuring the quality and integrity of our financial reports, maintaining compliance with legal, statutory, and regulatory requirements, verifying the adequacy and the effectiveness and sufficiency of our controls and processes related to risk management, overseeing the work of both our internal and independent auditors, monitoring our corporate policies and integrated risk map, among other attributes set forth in the committee’s internal regulation.

Audit and Compliance Department. The Audit and Compliance Department, which reports directly to the Board of Directors and is supervised by the Audit and Risks Committee, is composed of the Internal Audit, Corporate Integrity and Whistleblower Channel areas, the latter two being responsible for our Ethics & Compliance Program.

Our Ethics & Compliance Program has seven elements: (1) Governance to ensure autonomy and independence from others executive structures of the company; (2) Guidelines, based on the principles detailed in our Code of Conduct, Anti-Corruption rules, policies and procedures; (3) Communication & Training, to guide employees on how to face ethical dilemmas and make the best decisions in a responsible and ethical way; (4) Risks Analysis, to perform customized analyses and provide information to guide and support the decision-making of the business areas; (5) Monitoring & Control, to monitor our adherence to the Program’s guidelines; (6) Whistleblower Channel to report cases of suspicion or ethical misconduct; and (7) Consequence Management to enable the application of disciplinary measures for confirmed misconduct inside the company.

VALE ANNUAL REPORT FORM 20-F | 35

risk management

The Whistleblower Channel is structured to guarantee confidentiality, protect whistleblower anonymity and the information for a fair investigation. The Whistleblower Channel offers all conditions for a report to be independently verified, and prohibits breaches of confidentiality, intimidation or retaliation against whistleblowers.

Any breaches of our Code of Conduct, policies and standards can be reported by anyone, including employees, contractors, suppliers, members of affected communities and other stakeholders, via our Whistleblower Channel. More information about Vale’s Ethics & Compliance Program and its Whistleblower Channel, including the number of employees dismissed for misconduct, can be found in the Ethics & Compliance Program Annual Report, available on our website.

  Management of Specific Risks

Geotechnical Risks

Geotechnical risk management is the structured approach we take to manage the risks of dams, tailings stacks, waste dump, stockpiles, open pits and slopes collapses, with the potential to cause fatalities and impact the communities and the environment or interrupt our activities. Geotechnical risks are very significant to our business and are continuously monitored and duly integrated to our enterprise risk management. For more information, see Overview—Business Overview—Business Strategy—Promote Sustainable Mining.

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

For operational risks mapping, we apply different methodologies of Hazard Identification and Risk Analysis (HIRA), which were designed to map and analyze high-severity operational safety risks that required increased attention, identify and define performance criteria, establish assurance of appropriate critical controls, as well as mitigation plans. In the first phase, from 2019 to 2021, we assessed all our mines, processing plants, railways, and ports, and completed evaluations of priority tailings storage facilities in 2022. This phase concentrated on scenarios that could impact human life and the environment. In the second phase, which started in 2022, we are reassessing these scenarios and including operational interruption risks. This process is integrated into our production system and will be carried out every three to five years.

Financial Risks

For a quantitative and qualitative disclosures about market risk, see note 21 to our consolidated financial statements.

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

VALE ANNUAL REPORT FORM 20-F | 36

risk management

•	Interest rates. Our floating rate debt consists mainly of loans including export prepayments, commercial bank loans and multilateral organization loans. In general, the U.S. dollar floating rate debt is subject to changes to SOFR (Secured Overnight Financing Rate). In addition, we may use swaps and forwards transactions to convert the interest rate from certain of our debt instruments indexed to SOFR and other floating rates into fixed interest rate.

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

Production Planning Risks

To mitigate production planning risks, our long-term planning monitors the lifecycle of mineral resources and geotechnical structures as well as timelines for development, licensing and implementation of new projects. Based on this, we work to prioritize engineering efforts and strengthen relationships with communities and environmental agencies to evolve with authorizations, environmental and social licenses to operate. We also invest in studies and research to support the sustainability of our operations.

Talent Management Risks

To achieve our ambitions and remain competitive, we are actively pursuing a cultural transformation within our business. Our focus is on managing risks related to our people agenda, with priorities including attraction, development, retention, and succession planning for critical positions, all aimed at enhancing organizational performance. Diversity and inclusion are strategic pillars of the work environment we aim to create. Implementing these measures will enhance our reputation as a reliable and sustainable company.

Sustainability, including climate change, nature and social and human rights risks

Climate Change

We assess both transition risks and physical risks related to climate change. Transition risks include regulatory changes at various levels, potential reputational issues related to our climate change performance, and disruptions from emerging technology. Physical risks involve operational impacts from extreme weather events intensified by climate change. We follow the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), that have been fully incorporated into IFRS S2 Climate-related Disclosures. For more information, please, see https://www.vale.com/esg/climate. Information on our website is not incorporated by reference in this annual report on Form 20-F.

VALE ANNUAL REPORT FORM 20-F | 37

risk management

Nature

As a member of the Task Force on Nature-related Financial Disclosures (TNFD) Forum since 2022, we are committed to being TNFD Early Adopters. We conducted an assessment of nature impacts, dependencies, risks and opportunities using the LEAP (Locate, Evaluate, Assess, Prepare) approach, focusing on our currently active operations in Brazil. In 2024 we improved our assessment of biodiversity risks, integrating the Vale risk assessment methodology with the approach proposed by the TNFD, and strategic biodiversity risks became part of the company’s risk map, with improvement of the controls that will be implemented in the coming years. For more information, see https://vale.com/esg/biodiversity and our TNFD Pilot Report (https://vale.com/documents/d/guest/val-relantnfd2023-en-140624-mg). The information in our website, including our TNFD Pilot Report, is not incorporated by reference in this annual report on Form 20-F.

Social and Human Rights Risks

Social risk management involves identifying the potential impacts of our operations on neighboring communities, including Indigenous Peoples and Traditional Communities, as well as mapping critical stakeholders, including social movements. Human rights risk management focuses on analyzing relevant issues such as discrimination of any kind, harassment, poor working conditions, modern slavery, child labor, and sexual exploitation of children and adolescents, impacts on communities, and large-scale human rights violations related to our activities or value chain. In 2024, we enhanced the management of social and human rights risks, participating in assessments with a multidisciplinary team in our operations. We continued to monitor risk controls and to conduct inspections and due diligences, focusing on risks that could affect employees, contractors, communities, their safety, livelihoods, and human rights. Additionally, we conducted independent human rights due diligence in our operations, critical projects, and suppliers. The findings are incorporated into corrective plans, which are monitored. We maintain a grievance mechanism and whistleblower channel, available in the local language of where we operate, to receive, register, and address demands from all stakeholders, through which risks can be brought forth and identified.

Cyber Risks

Cyber risk management is the strategy for addressing information security risks that could affect our operations, including: (i) operational disruptions on critical technology systems halting essential activities; (ii) theft of strategic information and ransomware threats; (iii) third-party vulnerabilities leading to external breaches; and (iv) financial and reputational damage from data breaches.

We employ several measures to manage cyber risks by implementing comprehensive information security policies and standards, deploying advanced security protection technologies, and continuously detecting and monitoring threats. Our approach includes testing of response and recovery procedures to ensure preparedness. Additionally, we promote a culture of cybersecurity awareness through a training program that covers topics such as email phishing, information classification, and other best practices in information security. For more information on our measures to protect, detect and respond to cyber events, see Additional Information—Cybersecurity.

Legal, Political, Economic, Social and Other Regulatory Risks

Changes in laws and regulations; Regulatory and Institutional Risks

Our Corporate Affairs and Institutional teams continuously assess risks to identify institutional issues related to public policy formulation, geopolitical tensions, territorial development, and regulatory and institutional environment enhancements. While our controls are standardized, we tailor our institutional approach to each identified risk.

Our main guidelines and controls, as outlined in our internal guidelines, include, but are not limited to:

•	Conducting and guiding all actions related to institutional and governmental relations in line with our Code of Conduct, Anti-Corruption Policy, Diversity and Inclusion Policy, and other pertinent regulations.
•	Monitoring scenarios, trends and/or changes in geopolitical dynamics, regulatory issues and public policies formulation and changes that affect the business, at a local or global level, with our various technical areas.
•	Engaging in constructive, transparent dialogues with institutional stakeholders on a technical level.

VALE ANNUAL REPORT FORM 20-F | 38

risk management

•	Complying with our internal policies in decision-making processes.

Legal and Regulatory Compliance

We are committed to complying with legal and regulatory requirements to uphold corporate integrity and mitigate potential risks. Our main guidelines and controls include, but are not limited to:

•	Developing and implementing detailed compliance policies that clearly outline the legal and regulatory obligations relevant to the organization.
•	Establishing internal controls, procedures, training sessions, and awareness programs for employees to ensure compliance with legal and regulatory standards.

Corruption Risk

Our Ethics & Compliance Program includes anti-corruption rules outlined in our Code of Conduct and Anti-Corruption Policy, and additional internal documents. Our Corporate Integrity team continuously assesses risks to identify areas more exposed to the risk of corruption and tailors actions based on each department’s specific risk levels. We provide regular and specialized training on anti-corruption rules. Key rules include, but are not limited to:

•	Political contributions directly or indirectly on behalf of Vale are prohibited, including donations to political parties, candidates, or campaigns.
•	Facilitation payments are prohibited.
•	Socioenvironmental and institutional external expenditures must be previously analyzed by Corporate Integrity and properly formalized.
•	Gifts, travel, and hospitality for government officials require approval from Corporate Integrity if they exceed a certain value. Cash or cash equivalent gifts are not allowed.
•	Third parties receiving payments from us must undergo due diligence, in which a background check is carried out and the risk of corruption is assessed. Anti-corruption clauses must be included in contracts.
•	Hiring employees or administrators with connections to public officials requires approval from Corporate Integrity. Any conflicts of interest must be disclosed as soon as they arise.

VALE ANNUAL REPORT FORM 20-F | 39

II.	Information on the company

Lines of Business

Our principal lines of business consist of mining and related logistics. This section presents information about operations, production, sales and competition and is organized as follows:

1.       Iron Solutions

1.1       Iron ore and iron ore agglomerates

1.1.1       Iron ore properties

1.1.2       Iron ore production

1.1.3	Individual property disclosure

1.1.3.1       Serra Norte

1.1.3.2       Serra Sul

1.1.4	Iron ore agglomerates operations
1.1.4.1	Iron ore pellets operations
1.1.4.2	Iron ore pellets production
1.1.4.3	Iron ore briquette operations

1.1.5       Iron ore strategy

1.1.6	Customers, sales and marketing

1.1.7       Competition

1.2	Logistics and energy assets to support Iron Solutions operations

1.2.1 Railroads
1.2.2 Ports and maritime terminals
1.2.3 Energy

2.       Energy Transition Metals

2.1       Nickel

2.1.1       Properties

2.1.2       Production

2.1.3	Individual property disclosure

2.1.3.1       Sudbury

2.1.4       Nickel Strategy

2.1.5       Customers and sales

2.1.6       Competition

2.2	Copper

2.2.1       Properties

2.2.2       Production

2.2.3	Individual property disclosure
2.2.3.1	Salobo

2.2.4       Copper Strategy

2.2.5       Customers and sales

2.2.6       Competition

2.3	PGMs and other precious metals
2.4	Cobalt
2.5	Logistics and energy assets to support Energy Transition Metals operations

2.5.1       Ports

2.5.2       Energy

3.       Other Investments

3.1	Anglo American Minério de Ferro Brasil
3.2	Samarco
3.3	Other Investments

VALE ANNUAL REPORT FORM 20-F | 40

Line of Business

  1. Iron Solutions

Our Iron Solutions business includes iron ore mining and iron ore agglomerates production. Each of these operations is described below.

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

North System
Serra Norte Complex
Serra Sul Complex
Serra Leste Complex
Serra do Rabo Project
Southeastern System
Marina Complex
Itabira Complex
Minas Centrais Complex
Southern System
Vargem Grande Complex
Paraopeba Complex
Brazil

VALE ANNUAL REPORT FORM 20-F | 41

Line of Business

IRON ORE OPERATIONS
NORTHERN SYSTEM

Ownership interest	100%
Location	Carajás, State of Pará, Brazil.
Operator	Vale S.A.
Mining complexes

Three mining complexes and one greenfield mineral project:

- Serra Norte (three main mining areas and three beneficiation plants).

- Serra Sul (one main mining area and one beneficiation plant.

- Serra Leste (one mining area and one beneficiation plant).

- Serra do Rabo mineral project.

Mineral titles(1)	Mining concessions with no expiration date. Area: Serra Norte: 30,000 ha, Serra Sul: 98,910 ha, includes Serra do Rabo mineral project and Serra Leste: 9,915 ha.
Stage/ Operations

All the complexes are in production stage. Serra Norte has been operating since 1984, Serra Sul since 2016 and Serra Leste since 2014.

Serra do Rabo mineral project is at Exploration Stage – FEL 2 (Pre-feasibility) technical study ongoing.

Key permit conditions	We have already obtained or expect to obtain in a timely manner the necessary permits for operations. We are in the process of obtaining or renewing (i) certain environmental permits, including permits relating to protective buffer approvals for caves and lakes and (ii) mining land zoning approval for areas with provision for environmental management plan. For information about environmental licensing, particularly with respect to caves, see Information on the Company—Regulatory Matters—Environmental Regulations—Protection of Caves.
Mine types and mineralization styles	Open pit mining operations with high grade hematite ore type (iron grade around 65%) for Serra Norte, Serra Sul and Serra Leste. In Serra Leste there is also a minor amount of Itabirite material (iron grade of 35-60%). Serra Norte also employs the dredge method in the Gelado dam with iron ore tailings (grade around 63%).

VALE ANNUAL REPORT FORM 20-F | 42

Line of Business

Associated facilities and infrastructure

Processing plants: In Serra Norte, two of the beneficiation plants apply natural moisture beneficiation process, with crushing and screening steps. Another plant applies both natural moisture and wet processing in distinct lines. This plant is connected to the facilities that receives ore from the Gelado tailings dam. The wet beneficiation process consists of sizing operations, including crushing, screening, hydrocycloning, magnetic concentrator and filtration. Output from this site consists of sinter feed, pellet feed and lump ore.

Serra Leste and Serra Sul applies natural moisture beneficiation process with crushing and screening. Serra Sul and Serra Leste produce only sinter feed.

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

VALE ANNUAL REPORT FORM 20-F | 43

Line of Business

SOUTHEASTERN SYSTEM

Ownership interest	100% of Itabira and Mariana; 98.6% of Minas Centrais (China Baowu Steel Group Corporation Limited indirectly holds 1.4% of Minas Centrais through a 50% ownership of the Morro Agudo mine).
Location	Iron Quadrangle, State of Minas Gerais, Brazil.
Operator	Vale S.A.
Mining complexes

Three mining complexes:

- Itabira (two mines, with three major beneficiation plants).

- Minas Centrais (two mines, with two major beneficiation plants and one secondary plant).

- Mariana (three mines, with three major beneficiation plants).

Mineral titles(1)	Mostly mining concessions with no expiration date. Area involved: Itabira: 8,429 ha, Minas Centrais: 5,431 ha and Mariana: 7,760 ha.
Stage/ Operations	All the complexes are in production stage. Itabira has been operating since 1957, Minas Centrais since 1994 and Mariana since 1976.
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

VALE ANNUAL REPORT FORM 20-F | 44

Line of Business

Associated facilities and infrastructure

Processing plants: We generally process the run of mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining complexes.

Other facilities: Waste and tailings disposal structures in all complexes. Sand treatment and logistic structures at Minas Centrais Complex

Logistics: EFVM railroad connects these mines to the Tubarão port.

Energy: Supplied through the national electricity grid. Produced directly by our power plants or acquired through power purchase agreements.

(1) Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 45

Line of Business

SOUTHERN SYSTEM

Ownership interest	100%
Location	Iron Quadrangle, State of Minas Gerais, Brazil.
Operator	Vale S.A.
Mining complexes	Two mining complexes: - Vargem Grande (five mines and five major beneficiation plants). - Paraopeba (five mines and three major beneficiation plants).
Mineral titles(1)	Mostly mining concessions with no expiration date. Area involved: Vargem Grande: 6,373 ha, Paraopeba: 8,522 ha.
Stage/ Operations	All the complexes are in production stage. Vargem Grande has been operating since 1942 and Paraopeba since 2003.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations. We are in the process of obtaining or renewing (i) certain environmental permits, including influence area study for caves and dams and (ii) waste and tailings storage facilities permits. For information about environmental licensing, particularly with respect to caves, see Information on the Company—Regulatory Matters—Environmental Regulations—Protection of Caves and Information on the Company—Regulatory Matters—Brazilian Regulation of Mining Dams.
Mine types and mineralization styles	Open pit mining operations with high ratios of itabirite ore relative to hematite ore type. Itabirite ore type has iron grade of 35-60%. Part of the ore is concentrated to achieve shipping grade and part is shipped and blended in Asia with the high-grade ore from our Northern System.

VALE ANNUAL REPORT FORM 20-F | 46

Line of Business

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

(1) Area with reserves and resources associated.

1.1.2       Iron ore production

The following table sets forth information about our iron ore production.

		Production for the year ended December 31, (million metric tons)			Process recovery 2024(2) (%)
Mine/Plant	Type	2024(1)	2023(1)	2022(1)
Southeastern System
Itabira	Open pit	32.8	31.2	27.3	55.6
Minas Centrais(3)	Open pit	27.9	24.7	20.8	80.4
Mariana	Open pit	26.2	26.5	24.6	65.6
Southeastern System – total		86.9	82.3	72.7	65.4
Southern System
Vargem Grande	Open pit	37.4	37.1	33.5	73.3
Paraopeba	Open pit	25.8	28.7	30.1	83.0
Southern System – total		63.3	65.8	63.6	76.0
Northern System
Serra Norte	Open pit	88.2	91.7	96.3	98.0
Serra Leste	Open pit	6.4	6.3	6.0	100.0
Serra Sul	Open pit	83.0	75.0	69.3	100.0
Northern System - total		177.5	173.0	171.6	99.0
Total		327.7	321.2	307.9	85.2

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

1.1.3       Individual property disclosure

We consider Serra Norte and Serra Sul Complexes to be material properties, for purposes of Item 1300 of Regulation S-K (S-K 1300).

There have been no material changes in the reported reserves or resources or in the material assumptions and information since the last technical report summary filed for Serra Norte and Serra Sul.

VALE ANNUAL REPORT FORM 20-F | 47

Line of Business

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

Serra Norte mines central coordinates UTM South American Datum (SAD69)

Mine	Status	UTM E	UTM N
N4	Operating	590,140	9,329,567
N5	Operating	596,410	9,328,668
N1	Non-operating	579,891	9,333,075
N2	Non-operating	583,351	9,330,472
N3	Non-operating	587,140	9,331,790
Gelado Tailings Dam	Operating	591,584	9,338,906

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

Geology and Mineralization

The main Carajás iron ore deposits are associated with flat-topped elevated plateaus, defined along two main morphological alignments corresponding to Serra Norte and Serra Sul. These alignments form the flanks of the Carajás Syncline structure. The Serra Norte complex corresponds to the inverted flank of the Carajás Syncline. Mineralization occurs mainly as a product of supergenic enrichment, developed over jaspilites (BIF – Banded Iron Formation – interlayered with basalts), generating a high-grade ore composed of friable hematite, compact hematite, and manganiferous hematite. The main structural controls are faults and folds that favored the BIFs thickening of the levels of jaspilite, by duplication and the efficiency of supergenic processes through the tilting and fracturing of these rocks. The mineralization also includes tailings deposited in the Gelado dam.

VALE ANNUAL REPORT FORM 20-F | 48

Line of Business

Exploration

Exploration has occurred in the property since the late 1960s and includes geological mapping, drilling, ore control field sampling and geophysics. We continually invest in mineral exploration with the aim of expanding our mineral resources and mineral reserves and achieve an adequate level of confidence in the resource estimate that supports our mining plans.

Mineral rights

We have a mining concession for Serra Norte operations, under Brazilian national mining agency (Agência Nacional de Mineração – ANM) Mineral Right number 813.682/1969, that covers an area of 30,000.00 ha, with no expiration date. This mineral right is part of a group of permits referred to as “Grupamento Mineiro” (number 852.145/1976), which includes mining concessions from the Carajás region, such as mining concessions of operations of Serra Sul and Serra Leste. For Gelado Tailings Dam mine operation the Economic Evaluation Plan (PAE) was approved by the National Mining Agency - ANM.

Surface rights

Surface rights are independent of mineral rights in Brazil. Serra Norte is located entirely within the National Forest of Carajás and Gelado Tailings Dam is located within National Forest of Carajás and Igarapé Gelado Environmental Protection, both of which belong to the Federal Government. We have the required licenses and authorizations from the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) and the Chico Mendes Institute for Biodiversity Conservation (ICMBIO) to operate in these areas. There are no associated payments related to surface rights.

Current, planned, future mining plans

Mining at Serra Norte is by traditional open-pit mining methods. Ore is hauled by off-road trucks to strategically positioned primary crushing facilities, and waste is hauled to waste dumps. A dredge method operation has started at the Gelado tailings dam to recover high-grade iron. Plant 1 has a mixed beneficiation process (55% wet process and 45% natural moisture processing) while Plants 2 and 3 have a 100% natural moisture processing. The wet process of Plant 1 consists of the stages of crushing, screening, classification, magnetic concentration, thickening, and filtration, while the natural moisture processing of all plants consists only of the stages of screening and crushing. The installed capacities are 85.0 Mtpy for Plant 1, 40 Mtpy for Plant 2, and 20 Mtpy for Plant 3. An additional plant with an installed capacity of 14 Mtpy was designed for processing the tailings from Gelado dam. The material, after being dredged, is thickened and pumped to the wet circuit of Plant 1.

The current life of mine plan runs from 2025 through 2045. The mine plan involves opening new mining areas for extraction at the N1, N2, and N3 orebodies. Additionally, Plant 1 is undergoing a conversion to a 100% dry processing, which is expected to be completed between 2026 and 2027.

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

Total property book value

The book value of the Serra Norte mining complex and its associated plant and equipment was US$2,645 million as of December 31, 2024, not including shared infrastructure assets such as ports and railways.

VALE ANNUAL REPORT FORM 20-F | 49

Line of Business

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

Serra Norte - Summary of Iron Ore Mineral Resources as of December 31, 2024 (1)(2)(6)
Category	2024(3)		2023(3)		Cut-off grade	Metallurgical recovery(5)
	Tonnage	Grade	Tonnage	Grade
Measured	694.3	66.6	549.8	66.6	N/A(4)	97.3%
Indicated	598.6	66.1	367.1	66.4
Measured + Indicated	1,292.8	66.4	916.9	66.5
Inferred	425.3	66.4	282.7	66.2

(1) The mineral resource prospects of economic extraction were determined based on a long-term price of US$100/dmt for 62% iron grade.

(2) Resources reported on an 100% basis, as operations are entirely owned by us.

(3) Tonnage stated as metric million tons inclusive of 6.97%% of moisture content and dry %Fe grade except for the ore from Gelado tailings dam, which is on a dry basis. The point of reference used is in situ tons except for Gelado tailings dam.

(4) The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block model.

(5) Metallurgical recovery for in-situ material is 100% and for Gelado tailings material is approximately 50%. The Gelado tailings dam tonnage represents 5.4% of Serra Norte mineral resources.

(6) Numbers have been rounded.

Mineral reserves

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. We do not consider the current change as material. All disclosure of mineral resources is exclusive of mineral reserves.

Serra Norte – Summary of Iron Mineral Reserves as of December 31, 2024 (1)(2)(6)
Category	2024(3)		2023(3)		Cut-off grade	Metallurgical recovery(5)
	Tonnage	Grade	Tonnage	Grade
Proven	292.4	65.4	408.9	65.4	N/A(4)	96.7%
Probable	1,275.5	64.7	1,137.6	64.8
Total	1,567.9	64.8	1,546.5	64.9

(1) The mineral reserve economic viability was determined based price curve with the long-term price being US$83.2/dmt for 62% iron grade.

(2) The reserves reported on an 100% basis, as operations are entirely owned by us.

(3) Tonnage stated as metric million tons inclusive of 7.09%% of moisture content and dry %Fe grade except for Gelado tailings dam material, which is on a dry basis. The point of reference used is in situ metric tons except for Gelado tailings dam.

(4) The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block.

(5) Metallurgical recovery for in-situ material is 99.4% and for Gelado tailings dam material is approximately 50%. The Gelado tailings dam tonnage represents 6.3% of Serra Norte mineral reserves.

(6) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 50

Line of Business

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

Infrastructure

The nearest city to the mine complex is Canaã dos Carajás (with a population of 77,079, as estimated in 2022). Electric power is provided to the mines through Brazil’s national electricity production and transmission system. Water is sourced from permitted dewatering wells and water catchments across the site and is used for industrial and domestic purposes. Infrastructure at the complex includes the open pit mine, waste dumps, processing plant, a complete maintenance workshop facility, an assay and quality control laboratory, offices, and an ambulatory. As the plant is a 100% dry processing, a tailings storage facility is not necessary for Serra Sul. Personnel reside mainly in the urban center of Canaã dos Carajás.

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

VALE ANNUAL REPORT FORM 20-F | 51

Line of Business

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

Current, planned, future mining plans

Mining at Serra Sul is by operated open pit mining. There are four mobile crushing systems working in conjunction with conveyor belts that move along the benches as the mining face advances in favorable zones. Where belt systems are not feasible, the mine uses traditional truck-shovel methods for extraction of ore and waste (sterile). The mine and processing plant at Serra Sul has a nominal annual capacity of 90 Mtpy. We are currently working on projects to increase this capacity to 120 Mtpy. Additional mining areas are being assessed at Serra Sul to maintain and expand the complex’s production capacity.

Asset details and modernization

The S11 mine has been operating since 2016 and since the project was conceived there was a premise of having a minimal environmental impact on virgin forest areas. The dump (waste) piles are also located outside the forest area and have a spreader system for waste disposal. A robust equipment and infrastructure replacement program ensures that equipment manufacturer recommendations for life of asset are followed, and key parts replaced or replaced when required. When the useful life of equipment is done, we plan and invest in upgraded equipment.

Total property book value

The book value of the Serra Sul mining complex and its associated plant and equipment was US$3,743 million as of December 31, 2024, not including shared infrastructure assets such as ports and railways.

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

Serra Sul – Summary of Iron Ore Mineral Resources as of December 31, 2024 (1)(2)(5)
Category	2024(3)		2023(3)		Cut-off grade	Metallurgical recovery
	Tonnage	Grade	Tonnage	Grade
Measured	516.2	66.1	542.5	66.1	N/A(4)	100%
Indicated	380.9	64.8	407.0	64.8
Measured + Indicated	897.1	65.6	949.6	65.5
Inferred	115.6	64.6	123.7	64.6

(1) The mineral resource prospects of economic extraction were determined based on a long-term price of US$100/dmt for 62% iron grade.

(2) The resources reported on an 100% basis, as operations are entirely owned by us.

(3) Tonnage stated as metric million tons inclusive of 6.74%% of moisture content and dry %Fe grade. The point of reference used is in situ metric tons.

(4) The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block model.

(5) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 52

Line of Business

Mineral reserves

For a discussion of the changes from the previous fiscal year, see Information on the Company–Reserves and Resources.

Serra Sul - Summary of Iron Ore Mineral Reserves as of December 31, 2024 (1)(2)(5)
Category	2024(3)		2023(3)		Cut-off grade	Metallurgical recovery
	Tonnage	Grade	Tonnage	Grade
Proven	1,401.6	65.8	1,506.6	65.7	N/A(4)	100%
Probable	2,000.0	65.2	1,924.3	65.2
Total	3,401.6	65.4	3,430.9	65.4

(1) The mineral reserve economic viability was determined based price curve with the long-term price being US$83.2/dmt for 62% iron grade.

(2) The reserves reported on an 100% basis, as operations are entirely owned by us.

(3) Tonnage stated as metric million tons inclusive of 6.78%% of moisture content and dry %Fe grade. The point of reference used is in situ metric tons.

(4) The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block model.

(5) Numbers have been rounded.

1.1.4       Iron ore agglomerate operations

1.1.4.1        Iron ore pellets operations

We produce iron ore pellets in Brazil and Oman, directly and through joint ventures, as set forth in the table below. Our total estimated nominal capacity is 54.8 Mtpy, including the full capacity of our pelletizing plants in Oman, our joint ventures and Tubarão, but not including the capacity of plants owned by our joint venture Samarco.

VALE ANNUAL REPORT FORM 20-F | 53

Line of Business

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

(1) The operating lease for the Hispanobras pellet plant expires in December 2025, for the Itabrasco pellet plant in June 2026, for the Nibrasco pellet plant in December 2028, and for the Kobrasco pellet plants in August 2033.

(2) Our environmental operating licenses for the Tubarão pellet plants provide for a capacity of 36.2 Mtpy.

VALE ANNUAL REPORT FORM 20-F | 54

Line of Business

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

1.1.4.2       Iron ore pellets production

The following table sets forth information about our main iron ore pellet production.

	Production for the year ended December 31, (million metric tons)
Operator	2024	2023	2022
Blast Furnace Pellets	18.9	19.4	16.7
Direct Reduction Pellets	18.0	17.1	15.4
Total(1)	36.9	36.5	32.1

(1) These figures correspond to 100% production from our pellet plants in Oman and in Tubarão and the four pellet plants we lease in Brazil and are not adjusted to reflect our ownership.

1.1.4.3       Iron ore briquette operations

We are reshaping our agglomerates portfolio with a focus on low-carbon solutions for the steelmaking sector. In December 2023, we launched our first industrial briquette plant with a 2 Mtpy capacity in Tubarão, and in September 2024 we started the operation of a mobile briquetting plant, with a R&D purpose and a of 0,2 Kty capacity in the same location. The second plant with a 4 Mtpy capacity is forecasted to the fourth quarter of 2025. These plants will enable us to expand our testing and run longer validation programs with our clients for blast furnace briquettes. Our goal is to deliver 60 to 70 Mtpy of agglomerate products (i.e., iron ore pellets and iron ore briquettes) by 2030.

1.1.5       Iron ore strategy

Our key priorities for Iron Solutions are to recover production and operational flexibility, build sustainable solutions and optimize our product portfolio by increasing the supply of high-quality products:

VALE ANNUAL REPORT FORM 20-F | 55

Line of Business

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

Another key goal is to increase our flexibility by creating capacity buffers across the operations. We are pursuing it through initiatives that include: (i) expanding Northern System through opening new mining fronts and obtaining new licenses, such as the S11D+20 project, (ii) developing the Capanema project in Southeastern System, which was commissioned in 2024, (iii) unlocking capacity in Vargem Grande complex and (iv) developing other projects.

Building sustainable solutions

We continue to invest in solutions to reduce our reliance on new dams and dam raisings. In 2024, we reached an approximate 67% share of dry processing production compared to 40% in 2014. Once we reach 360 Mtpy in capacity and complete the implementation of other related projects, including the production increase in the Capanema project start-up, and dry concentration facilities, we expect to have only approximately 15% of our production based on tailings disposal in dams build in a single step or raised by center line or downstream method.

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

Optimizing product portfolio by increasing the supply of higher-quality products and developing innovative solutions for the decarbonization of steel industry

In the iron ore business, we will continue to promote the Brazilian Blend Fines (BRBF), a standard product with silica (SiO2) content limited to 5% and lower alumina (1.5%), which offers strong performance in any kind of sintering operation. We produce BRBF by blending fines from Carajás ores and Southern and Southeastern ores, which are complementary ores for our blending strategy. BRBF is produced in our Teluk Rubiah Maritime Terminal in Malaysia and in sixteen 16 ports in China. This process reduces the time needed to reach Asian markets and increases our distribution capillarity by allowing the use of smaller vessels. Our blending strategy also enables the use of iron ore with lower iron content from the Southern and Southeastern Systems, allowing more efficient mining plans and increasing the use of dry processing methods, which in turn reduce capital expenditures, extend the life of our mines, reduce use of dams, and reduce water consumption by our operations: a key flexibility to cope with the short-term challenges.

We continue to improve our portfolio to provide our customers with solutions and to adapt to potential market demands. Steel demand will grow steadily over the years based on emerging regions and current megatrends. Decarbonization will create market segmentation with increased appetite for high quality products that can deliver lower CO2 emissions. Our strategy aims to accelerate the implementation of breakthrough Iron Solutions to attend more stringent demand of steelmakers. As development progresses, an optimized portfolio focused on improving quality and gradually recovering capacity will be achieved. Our goal is to increase the production of agglomerated products – briquettes and pellets – securing the supply of high-grade products to the market. The iron ore briquettes are part of our Iron Solutions portfolio, result of a breakthrough technology developed in-house over 18 years of research and patented by us. Our iron ore briquettes are low temperature, low CO2 agglomerated alternative to lump, pellets and sinter. They can provide a reduction of up to 10% of greenhouse gases emissions in the steel industry production chain, while the low temperature (approximately 250°C) required in its production process allows for up to 80% less CO2 emissions when compared to traditional agglomeration routes (approximately 1300°C). The briquette had its performance proven by several industrial trials conducted since 2019 in different clients, delivering excellent results. It also connects with circular economy, as the binder production can use sand from our mining tailings as a raw material.

VALE ANNUAL REPORT FORM 20-F | 56

Line of Business

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

In 2024, China accounted for 62.4% of our iron ore and iron ore pellet shipments, and Asia as a whole accounted for 77.6%, Brazil accounted for 11.3%, Europe accounted for 4.7%, followed by the Middle East with 2.2% and others with 2.8%. Our ten largest customers collectively purchased 131.3 million metric tons of iron ore and iron ore pellets from us, representing 42.8% of our 2024 iron ore and iron ore pellet sales volumes and 41.7% of our total iron ore and iron ore pellet revenues. In 2024, no customer individually represented 10% or more of our revenue. In 2023, one customer individually represented 10% of our revenue. In 2022, no customer individually represented 10% or more of our revenue.

Of our 2024 pellet production, 51% was blast furnace pellets and 49% was direct reduction pellets. Blast furnace and direct reduction are different technologies employed by steel mills to produce steel, each using different types of pellets. In 2024, the Brazilian markets and the Asian market (mainly China and Japan) were the primary markets for our blast furnace pellets, while the Middle East and North America were the primary markets for our direct reduction pellets.

We invest in customer service in order to improve our competitiveness. We work with our customers to understand their objectives and to provide them with Iron Solutions to meet specific customer needs. Using our expertise in mining, agglomeration and iron-making processes, we search for technical solutions that will balance the best use of our world-class mining assets and the satisfaction of our customers. We believe that our ability to provide customers with a total Iron Solutions and the quality of our products are both very important advantages helping us improve our competitiveness in relation to competitors that may be more conveniently located geographically. In addition to offering technical assistance to our customers, we have offices in St. Prex (Switzerland), Tokyo (Japan), Singapore, Dubai (UAE), Shanghai, Beijing and Qingdao (China), which support global sales by Vale International. These offices also allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries.

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

In 2024, we hedged part of our total exposure of 2024 and 2025 to bunker oil prices relating to our shipping requirements connected to our FOB and CFR international and domestic sales.

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

VALE ANNUAL REPORT FORM 20-F | 57

Line of Business

•	We are competitive in the Asian market for two main reasons. (1) First, steel companies generally seek to obtain the types (or blends) of iron ore and iron ore pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, in addition to its high-grade, the alumina content of our iron ore is very low compared to Australian ores, reducing consumption of coke and increasing productivity in blast furnaces, which is particularly important during periods of high demand and environmental restrictions. When market demand is strong, our quality differential generally becomes more valuable to customers. (2) Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and iron ore pellets. Our ownership and operation of logistics facilities in the Northern and Southeastern Systems help us ensure that our products are delivered on time and at a relatively low cost.
•	We rely on long-term contracts of affreightment to secure transport capacity and enhance our ability to offer our products in the Asian market at competitive prices on a CFR basis, despite higher freight costs compared to Australian producers.
•	To support our commercial strategy for our iron ore business, we operate two distribution centers, one in Malaysia and one in Oman and we have long-term agreements with 20 ports in China, which also serve as distribution centers.
•	In 2015, we launched the Brazilian blend fines (BRBF), a product resulting from blending fines from Carajás, which contain a higher concentration of iron and a lower concentration of silica in the ore, with fines from the Southern and Southeastern Systems, which contain a lower concentration of iron in the ore. In August 2018, Metal Bulletin launched a new index, the 62% Fe low-alumina index, which is based on our BRBF. During 2024, the 62% Fe low-alumina index traded with a premium of US$0.65 per dmt over the 62% Fe index. The resulting blend offers strong performance in any kind of sintering operation. It is produced in our Teluk Rubiah Maritime Terminal in Malaysia and in the 20 distribution centers in China, which reduces the time to reach Asian markets and increases our distribution capillarity.

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

1.2       Logistics and energy assets to support Iron Solutions operations

1.2.1       Railroads

Vitória a Minas railroad (Estrada de Ferro Vitória a Minas - EFVM). EFVM railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais to the Tubarão port, in Vitória, in the Brazilian state of Espírito Santo.

•	We operate this 905-kilometer railroad under a concession agreement, which was recently renewed and will expire in 2057.
•	The EFVM railroad consists of two lines of track extending for 584 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are in this area and major agricultural regions are also accessible to it.
•	VLI S.A. (VLI) has rights to purchase railroad transportation capacity on our EFVM railroad.
•	In 2024, the EFVM railroad transported 88.5 thousand metric tons of iron ore and 18.9 thousand metric tons of other cargo. The EFVM railroad also carried 845 thousand passengers in 2024. In 2024, we had a fleet of 317 locomotives and 15,119 wagons at EFVM, which were operated by us and third parties.

Carajás railroad (Estrada de Ferro Carajás - EFC). EFC railroad links our Northern System mines in the Carajás region in the Brazilian state of Pará to the Ponta da Madeira maritime terminal, in São Luis, in the Brazilian state of Maranhão.

VALE ANNUAL REPORT FORM 20-F | 58

Line of Business

•	We operate the EFC railroad under a concession agreement, which was recently renewed and will expire in 2057. EFC extends for 892 kilometers from our Carajás mines to our Ponta da Madeira maritime terminal complex facilities. Its main cargo is iron ore, principally carried for us.
•	VLI has rights to purchase railroad transportation capacity on our EFC railroad.
•	In 2024, the EFC railroad transported 178,433 thousand metric tons of iron ore and 16,626 thousand metric tons of other cargo. EFC also carried 423 thousand passengers in 2024. EFC supports the largest train, in terms of capacity, in Latin America, which measures approximately 3.4 kilometers, weighs approximately 34.6 thousand gross metric tons when loaded and has 330 cars. In 2024, EFC had a fleet of 296 locomotives and 21,739 wagons, which were operated by us and third parties.

In December 2024, we established with the federal government (through the Ministry of Transportation and the Brazilian National Land Transportation Agency – ANTT), the general framework for the renegotiation of the concession contracts for the Carajás Railway (EFC) and the Vitória-Minas Railway (EFVM). The renegotiation will be carried out in accordance with the terms of the concession contracts renewed in 2020, which remain in force, aiming to promote their modernization and updating. Under this general framework, we have committed to a maximum global contribution of approximately US$1,890 million, related to the EFC and EFVM’s asset base review, the optimization of contractual obligations and investment replanning. As a result of the agreed conditions, we recognized an additional provision of US$256 million related the railway concessions in 2024. The general framework established for the renegotiation of the concession contracts will comply with usual formalities and will be submitted to the relevant authorities for evaluation and approval.

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

1.2.2       Ports and maritime terminals

Brazil

We operate ports and maritime terminals principally to complete the delivery of our iron ore and iron ore pellets to bulk carrier vessels serving the seaborne market. For more information, see Information on the Company—Iron Solutions—Iron Ore and Iron Ore Agglomerates—Iron Ore and —Iron Ore Agglomerates Operations. We also use our ports and terminals to handle customers’ cargo.

Tubarão and Praia Mole Ports. The Tubarão port, which covers an area of 18 square kilometers, is in the Brazilian state of Espírito Santo and contains the iron ore maritime private terminal and the general cargo terminals (Terminal de Granéis Líquidos and the Terminal de Produtos Diversos).

•	The iron ore maritime terminal has two piers. From this terminal in the Tubarão port, we export mostly iron ore produced from our Southeastern System. The iron ore maritime terminal has a storage yard with a capacity of 2.9 million metric tons. In 2024, 71.9 million metric tons of iron ore and iron ore pellets were shipped through the terminal for us.
•	Pier I can accommodate two vessels at a time, one of up to 170,000 deadweight tonnage (DWT) on the southern side and one of up to 210,000 DWT on the northern side. In Pier I there are two ship loaders, which can load up to 13,500 metric tons per hour each.
•	Pier II can accommodate one vessel of up to 405,000 DWT at a time, limited to 23 meters draft. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour continuously.
•	The Terminal de Produtos Diversos handled 5.2 million metric tons of grains and fertilizers in 2024. VLI has the right to purchase capacity of the Terminal de Produtos Diversos, upon agreement with us on volume.

VALE ANNUAL REPORT FORM 20-F | 59

Line of Business

•	The Terminal de Granéis Líquidos handled 0.8 million metric tons of fuel in 2024. VLI has the right to purchase capacity of the Terminal de Granéis Líquidos, upon agreement with us on volume.
•	The Praia Mole port is also located in the Brazilian state of Espírito Santo. The Praia Mole terminal is principally a coal terminal and handled 10.4 million metric tons of coal and other related cargo in 2024. VLI has the right to purchase capacity of the Praia Mole terminal, upon agreement with us on volume.
•	We operate the Tubarão and Praia Mole Ports under an authorization contract valid until 2039, extendable for successive periods, regulated and supervised by the National Waterway Transport Agency (ANTAQ).

Ponta da Madeira maritime terminal. Our Ponta da Madeira maritime terminal is in the Brazilian state of Maranhão.

•	Pier I can accommodate vessels of up to 420,000 DWT and has a maximum loading rate of 16,000 metric tons per hour. Pier III, which has two berths and three ship loaders, can accommodate vessels of up to 210,000 DWT at the south berth and 180,000 DWT at the north berth (or two vessels of 180,000 DWT simultaneously), subject to tide conditions, and has a maximum loading rate of 8,000 metric tons per hour in each shiploader.
•	Pier IV (south berth) is able to accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 metric tons per hour.
•	In 2018, we received from the Brazilian tax authorities, the customs authorization for the operations of Pier IV (north berth). Cargo shipped through our Ponta da Madeira maritime terminal consists of the Northern System production of iron ore and pellets. Pier IV (north berth) can accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 metric tons per hour.
•	In 2024, 175.78 million metric tons of iron ore and pellets were shipped through the terminal. The Ponta da Madeira maritime terminal has a storage yard with a static capacity of 7.2 million metric tons.
•	We operate the Ponta da Madeira maritime terminal under an authorization contract valid until 2039, extendable for successive periods, regulated and supervised by the National Waterway Transport Agency (ANTAQ)

Itaguaí maritime terminal - Cia. Portuária Baía de Sepetiba (CPBS). From this terminal we mostly export iron ore from our Southern system. CPBS is a subsidiary of Vale that operates a leased terminal from CIA Docas do Rio de Janeiro at the Port of Itaguaí, in the municipality of Itaguaí, in the state of Rio de Janeiro. The terminal is leased from Companhia Docas do Rio de Janeiro (CDRJ) until 2026, with a proposal for an extension for more 25 years, currently under analysis by the Ministry of Ports and Airports, federal regulatory agency and Port Authority. Itaguaí port terminal has a pier with one berth that allows the loading of ships up to 17.8 meters of draft and approximately 200,000 DWT of capacity. In 2024, the terminal loaded 15,19 million metric tons of iron ore.

Guaíba Island maritime terminal. From this terminal we export mostly iron ore from our Southern system. We operate the terminal in Mangaratiba, on Guaíba Island, in the state of Rio de Janeiro. The iron ore terminal has a pier with two berths that allows the loading of ships of up to 350,000 DWT. In 2024, the terminal loaded 32.46 million metric tons of iron ore. We operate the Guaíba Island maritime terminal under an authorization contract until 2039, extendable for successive periods, regulated and supervised by the National Waterway Transport Agency (ANTAQ).

Oman. Vale Oman Distribution Center LLC is part of the Oman Industrial Complex and operates a blending and distribution center in Sohar, Sultanate of Oman. The maritime terminal has a large deep-water jetty, a 600-meter long platform connected to the shore by means of a 700-meter long trestle and is integrated with a storage yard that has throughput capacity to handle 40 Mtpy of iron ore and iron ore pellets per year. The loading nominal capacity is 10,000 metric tons per hour and the nominal unloading capacity is 9,000 metric tons per hour.

Malaysia. Teluk Rubiah Maritime Terminal is in the Malaysian state of Perak and has a pier with two berths that allows the unloading of vessels of approximately 400,000 DWT and the loading of vessels up to 220,000 DWT of capacity. In 2024, the terminal unloaded 18.84 million metric tons of iron ore and loaded 18.64 million metric tons of iron ore.

Shipping – Maritime shipping of iron ore and pellets

In 2024, we shipped approximately 292 million metric tons of iron ore and pellets in transactions in which we were responsible for transportation. We ship a large amount of our iron ore products through long-term contracts of affreightment with owners of very large ore carriers (VLOCs). The vessels employed under these contracts of affreightment reduce energy consumption and greenhouse gas emissions by carrying a large amount of cargo in a single voyage, reducing our carbon footprint and offering lower shipping costs. The majority of these vessels are efficient and modern Valemax (400,000 DWT) and Guaibamax (325,000 DWT) vessels, which carried approximately 143 million metric tons of iron ore products in 2024. These vessels also help us mitigate most of the volatility of the capesize spot market.

VALE ANNUAL REPORT FORM 20-F | 60

Line of Business

Considering the IMO (International Maritime Organization) regulation that limits global Sulphur emissions to 0.5%, which became effective in January 2020, we negotiated the fitting of scrubbers on the majority of the vessels employed under long-term contracts of affreightment. These scrubbers allow such vessels to continue bunkering high-sulphur fuel oil, while complying with the new regulation. Since 2021, 97% of the vessels employed under our long-term contracts of affreightment are scrubber-fitted.

In 2024, we signed new contracts of affreightment for the construction of ten next generation of Guaibamax VLOCs. These vessels will represent the latest state of the art design and will be equipped with several energy saving devices, such as rotor sails, advanced hull coatings and shaft generators, and will be dual fuel, capable of running on heavy fuel oil and methanol, with the ability to convert to LNG and/or ammonia in the future.

1.2.3       Energy

We have developed our energy assets based on the current and projected energy needs of our operations, with the goal of reducing our energy costs, minimizing the risk of energy shortages and meeting our consumption needs through renewable sources.

Energy management and efficient supply are priorities for us, given the uncertainties associated with changes in the regulatory environment and the risk of rising electricity prices. In 2024, our installed capacity in Brazil was 2.6 GW, sourced mostly from directly or indirectly owned power plants. We use the electricity produced by these plants for our internal consumption needs.

We have a 50% direct stake in the hydroelectric plant of Candonga (140 MW), located in the Southeastern region. We also have an 8.8% direct stake in the hydroelectric plant of Machadinho (1,140 MW), located in the Southern region, a 30% direct stake in the hydroelectric plant of Estreito (1,087 MW), located in the Northern region, and a 100% direct stake in the Sol Cerrado solar plant (766 MWp) in the municipality of Jaíba, Minas Gerais.

Through our subsidiary Aliança Geração de Energia S.A. (Aliança Energia), we also have indirect stakes in the hydroelectric power plants of Igarapava (210 MW), Porto Estrela (112 MW), Funil (180 MW), Candonga (140 MW), Aimorés (330 MW), Capim Branco I (240 MW), Capim Branco II (210 MW), located in the Southeastern Region. Additionally, we have indirect stakes in the wind complexes of Santo Inácio (99 MW), under operation since 2017 and Gravier (71 MW), which started operations in 2022, both located in the Brazilian state of Ceará, and in Acauã (109 MW), located in the state of Rio Grande do Norte, which is in ramp-up phase, scheduled for completion by July 2024. Similar to the hydropower plants, part of the electricity generated by the wind projects supplies our operations through power purchase agreements with Aliança Energia. We also have a joint venture with Cemig GT in Aliança Norte Energia S.A (Aliança Norte). Aliança Norte has 9% stake in Norte Energia S.A. (Norte Energia), a company established to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará, which began its operations in April 2016 and completed the start-up of its 24 turbines in 2019. Our indirect stake in the Belo Monte project grants us, Salobo Metais S.A. and Mineração Onça Puma S.A. the right to purchase up to 9% of the electricity generated by the plant, which has already been contracted through a long-term power purchase agreement with Norte Energia.

In August 2024, we completed the acquisition of the entire equity interest held by Cemig GT in Aliança Energia, for a total consideration of US$493 million. As a result, Aliança Energia became a wholly owned subsidiary of Vale, which now consolidates its investment in its financial results.

VALE ANNUAL REPORT FORM 20-F | 61

Line of Business

  2. Energy Transition Metals

2.1       Nickel

2.1.1       Properties

We conduct our integrated nickel operations on a global scale, with key operations in Canada, the United Kingdom, Indonesia, Japan and Brazil. Our nickel operations are described in the tables below.

VALE ANNUAL REPORT FORM 20-F | 62

Line of Business

NICKEL OPERATIONS AND PROJECTS
NORTH ATLANTIC OPERATIONS
SUDBURY

Ownership interest	100% owned by VBM. We own 90% of VBM, and Manara Minerals owns the remaining 10%.
Location	Ontario, Canada.
Operator	Vale Canada Limited.
Mineral titles(1)

- Patented mineral rights with no expiration date.

- Mineral leases expire between 2024 and 2042 (some are subject to an ongoing renewal process).

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

Logistics: Plants are located by the Trans-Canada highway and two major railways that pass through the Sudbury area. Finished products are delivered to the North American market by truck and rail. For overseas customers, the products are loaded into containers and travel intermodally (truck/rail/containership) through Canadian ports (Quebec, Trois-Rivières) bulk material (copper concentrate) is sold directly to market and is shipped bulk via Canadian port (Quebec, Trois-Rivières).

Energy: Supplied by Ontario’s provincial electricity grid and produced directly by Vale Canada via hydro generation.

(1) Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 63

Line of Business

THOMPSON

Ownership interest	100% owned by VBM. We own 90% of VBM, and Manara Minerals owns the remaining 10%.
Location	Thompson, Manitoba, Canada.

Operator	Vale Canada Limited.
Mineral titles(1)

- Mining Claim Leases (MCL) are in good standing and expire between 2021 and 2025.

- Transition Agreement with the government of Manitoba will renew relevant MCLs to Mineral Leases, with renewable terms of 21 years. We can continue to operate during the renewal process.

- To date, we have successfully converted 12,346 ha from MCLs to Mineral Leases under this agreement.

Total acreage of MCL’s and Mineral Leases: 1,938 ha.

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

(1) Area with resources associated.

VALE ANNUAL REPORT FORM 20-F | 64

Line of Business

VOISEY’S BAY AND LONG HARBOUR

Ownership interest	100% owned by VBM. We own 90% of VBM, and Manara Minerals owns the remaining 10%.
Location	Newfoundland and Labrador, Canada.
Operator	Vale Newfoundland & Labrador Limited which is wholly owned by Vale Canada Limited.
Mineral titles(1)	Mining lease expiring in 2027 with a right of further renewals for 10-year periods. Acreage: 1,599 ha.
Stage/ Operations	Production stage since 2005. Integrated mining and milling operation at Voisey’s Bay producing nickel and copper concentrates. further integrated with Long Harbour Refinery (in operation since 2014).
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Nickel and copper. Open pit and underground mining operations with nickel-copper sulfide ore bodies, which also contain cobalt.
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

VALE ANNUAL REPORT FORM 20-F | 65

Line of Business

ASIA/PACIFIC OPERATIONS
PTVI

Ownership interest

100% owned by PT Vale Indonesia Tbk (PTVI).

We own 30.5% in PTVI through our 90% ownership in VBM(1).

The other shareholders of PVTI are:

- PT Mineral Industri Indonesia (Persero) (MIND ID): 34%.

- Public float: 20.64%.

- Sumitomo Metal Mining Co., Ltd. (Sumitomo): 11.48%.

- Manara Minerals: 3.38% (through its 10% ownership in VBM(1)).

Location	Sulawesi Province, Indonesia.
Operator	PTVI.
Mineral titles(2)

A special mining business license (IUPK) was issued in May 2024, confirming PTVI’s legal right to continue to operate until December 2035, with rights to extend the license beyond this period.

With the issuance of the IUPK, PTVI’s initial mineral title (Contract of Work) was terminated.

Acreage: 118,017 ha.

Stage/ Operations

Comprising the Sorowako operation and the Pomalaa, Bahodopi, Sorowako Limonite and Tanamalia projects.

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

(1) Ownership interest of Vale and Manara Minerals in PTVI is held through VBM’s wholly owned subsidiary, Vale Canada Limited.

(2) Area of the contract of work (COW).

VALE ANNUAL REPORT FORM 20-F | 66

Line of Business

SOUTH ATLANTIC OPERATIONS
ONÇA PUMA

Ownership interest	100% owned by VBM. We own 90% of VBM, and Manara Minerals owns the remaining 10%.
Location	Pará, Brazil.
Operator	Mineração Onça Puma S.A.
Mineral titles(1)	Mining concessions with no expiration date, applications for mining concession and exploration permit with final exploration report. Acreage: 35,211 ha.
Stage/ Operations	Production stage since 2010. Two main open pits (Onça and Puma), satellite deposits (Puma W, Guepardo and Mundial), and a smelting operation producing a high-quality ferronickel for application within the stainless-steel industry.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations. For more information on licensing.
Mine types and mineralization styles	Nickel laterite deposit, open pit mining.
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

VALE ANNUAL REPORT FORM 20-F | 67

Line of Business

NICKEL REFINERIES

Long Harbour, Port Colborne and Copper Cliff are described as part of Canadian operations summary above.
	CLYDACH	MATSUSAKA
Ownership interest	100% owned by VBM. We own 90% of VBM and Manara owns 10% of VBM.	VBM owns 87.18% of the shares, and Sumitomo owns the remaining shares. We own 90% of VBM and Manara owns 10% of VBM.
Location	Clydach, Wales (U.K.).	Matsusaka, Japan.
Operator	Vale Europe Limited.	Vale Japan Limited.
Capacity	Standalone nickel refinery (producer of finished nickel), with nominal capacity of 40,000 metric tons per year.	Standalone nickel refinery (producer of intermediate and finished nickel), with a nominal capacity of 60,000 metric tons per year for intermediate nickel products (for finished nickel product capacity the estimated capacity is 30,000 mt).
Operations	Processes a nickel intermediate product, nickel oxide, supplied from our Sudbury and Matsusaka operations to produce finished nickel in the form of powders and pellets.	Produces intermediate products for further processing in our refineries in the UK, and Canada, and finished nickel products using nickel matte sourced from PTVI.
Energy	Supplied through the national electricity grid.	Supplied through the national electricity grid. Acquired from regional utility companies.
Logistics	Transported to final customer in the UK and continental Europe by truck. Products for overseas customers are trucked to the ports of Southampton and Liverpool and shipped by ocean container.	Products trucked over public roads to customers in Japan. For overseas customers, the product is loaded into containers at the plant and shipped from the ports of Yokkaichi and Nagoya.

VALE ANNUAL REPORT FORM 20-F | 68

Line of Business

2.1.2       Production

The following table sets forth our annual mine production by operating mine and the average percentage grades of nickel and copper. We note that: (i) the mine production at Sorowako Mine represents the product from the PTVI’s screening station delivered to the processing plant and does not include nickel losses due to drying and smelting; (ii) for our Sudbury, Thompson and Voisey’s Bay operations, the production and average grades represent the run-of-mine delivered from those operations to respective mills and do not include adjustments due to beneficiation, smelting or refining; (iii) for our Onça Puma operation in Brazil the production and average grade represents the run-of-mine not accounting for losses due to processing.

	2024(1)			2023(1)			2022(1)
	Production	Grade		Production	Grade		Production	Grade
		Cu	Ni		Cu	Ni		Cu	Ni
Sudbury, Ontario
Copper Cliff	1,019	1.6	1.1	985	1.3	1.1	748	1.3	1.2
Creighton	491	2.0	2.5	406	2.2	2.9	433	2.2	2.6
Garson	791	1.1	1.2	650	1.0	1.0	616	1.2	1.3
Coleman	875	1.8	1.2	863	2.5	1.4	875	2.6	1.5
Stobie	115	0.3	0.3	0	0	0	0	0	0
Totten	558	1.5	1.1	518	1.9	1.3	414	1.9	1.6
Ontario - total	3,849	1.6	1.3	3,422	1.8	1.4	3,086	1.9	1.5
Manitoba
Thompson	723	0.1	1.7	682	0.1	1.9	608	0.1	1.6
Voisey’s Bay
Ovoid+Discovery Hill	728	0.8	1.0	1,360	0.5	0.8	1,575	0.7	1.3
Reid Brook+Eastern Deeps	1,071	0.8	2.0	400	0.8	1.9	89	0.7	1.7
Indonesia
Sorowako(2)	3,054	0.0	1.2	5,762	0	1.2	4,565	0	1.3
Brazil
Onça Puma	750	0.0	1.6	1,247	0	1.8	1,726	0	1.9

(1) Production is stated in thousands of metric tons. Grade is % of copper or nickel, respectively.

(2) These figures represent 100% of production and are not adjusted to reflect our ownership stake. In 2024, we divested a portion of our interest in PTVI to comply with Indonesia’s divestment obligations, securing an extension of PTVI’s mining license beyond 2025. As of July 2024, our ownership in PTVI decreased from 44.34% to 33.9%. As a result, we deconsolidated PTVI’s production and reported mine production only for the period from January to June 2024.

VALE ANNUAL REPORT FORM 20-F | 69

Line of Business

The following table provides information about our nickel production, including nickel refined through our facilities and intermediates designated for sale. The numbers below are reported on a contained nickel basis.

Mine	Type	Finished production by ore source for the year ended December 31, (thousand metric tons contained nickel)
		2024	2023	2022
Sudbury	Underground	36.2	38.2	38.9
Thompson	Underground	10.1	7.9	9.9
Voisey’s Bay(1)	Open pit/Underground	19.4	13.5	24.4
Sorowako(2)	Open cast	66.4	64.1	63.9
Onça Puma	Open pit	14.0	17.0	23.6
External(3)	–	13.8	24.2	18.3
Total(4)		159.9	164.9	179.0

(1) Includes finished nickel produced at Long Harbour.

(2) These figures represent 100% of production and are not adjusted to reflect our ownership stake. In 2024, we divested a portion of our interest in PTVI to comply with Indonesia’s divestment obligations, securing an extension of PTVI’s mining license beyond 2025. As of July 2024, our ownership in PTVI decreased from 44.34% to 33.9%. As a result, we deconsolidated PTVI’s production and reported mine production only for the period from January to June 2024. However, finished production from PTVI’s ore sources at all other locations continues to be included beyond June 2024.

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

2.1.3.1 Sudbury

Property Description

The Sudbury property is in the Greater City of Sudbury, which is approximately 330 km North–Northeast of the city of Toronto in the Province of Ontario, as illustrated below. Our Sudbury operations consist of:

•	Production stage underground mines (Coleman, Copper Cliff, Creighton, Garson, Totten), a non-operating underground mine (Stobie), an operating open pit (Stobie), in addition to exploration stage and non-producing deposits (e.g., Victor, Copper Cliff Pit and Ella Capre);
•	Processing and refining capabilities are a combination of facilities in Sudbury (Clarabelle Mill, Copper Cliff Smelter and Nickel Refinery), and Port Colborne Ontario (Port Colborne Nickel Refinery), located about 160 km from Toronto, Ontario.

The following table shows the locations of the central mass point of the Sudbury operations in WGS 1984 datum.

Mine	Latitude (north)	Longitude (west)
Coleman	46°40’37.0	81°20’21.2
Copper Cliff	46°29’29.0	81°04’05.0
Creighton	46°28’23.7	81°04’05.0
Garson	46°34’02.9	80°51’26.4
Copper Cliff Pit	46°31’05.4	81°03’30.2
Stobie	46°32’15.3	80°59’31.1
Totten	46°22’55.2	81°27’09.8
Victor	46°40’26.8	80°48’44.2
Ella Capre	46°41’49.0	80°50’18.0

VALE ANNUAL REPORT FORM 20-F | 70

Line of Business

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

Process water for Clarabelle Mill is sourced from water recycled from the tailings complex. Mines depend on the Vermilion River water intake which is owned and operated by us. The intake pumps draw water from the river to Creighton where it is treated at the Vermilion water treatment plant. After treatment, water is supplied to mines in the Sudbury area, Clarabelle Mill, Copper Cliff Smelter, and Copper Cliff Refinery.

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

VALE ANNUAL REPORT FORM 20-F | 71

Line of Business

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

Total property book value

The book value of the property and its associated plant and equipment was US$4,593 million as of December 31, 2024, which does not include goodwill for Energy Transition Metals operations.

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

Reserves and resources

The mineral resources and reserves in Ontario are shown as of year ending 2024. For each table, the price, timeframe and point of reference used, when estimating mineral resources and reserves are highlighted.

Mineral resource estimate

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. We do not consider the current change as material. All disclosure of mineral resources is exclusive of mineral reserves.

VALE ANNUAL REPORT FORM 20-F | 72

Line of Business

Sudbury - Summary of Nickel, Cobalt, Copper, PGMs and Gold Mineral Resources as of December 31 (1) (3)(5)
Category	2024(2)							2023							Cut-off grade(4)	Metallurgical recovery(4)
	Tonnage	Ni	Co	Cu	Pt	Pd	Au	Tonnage	Ni	Co	Cu	Pt	Pd	Au
Measured	8.9	1.11	0.03	1.88	1.60	1.92	0.74	7.5	1.13	0.03	2.29	1.85	2.39	0.97	33–198 US$/t 3.5% CuEq	Ni: 68-90% Cu: 85-95% Co: 20-35% Pt: 65-75% Pd: 75-90% Au: 50-75%
Indicated	36.0	1.25	0.03	2.03	0.79	0.97	0.30	32.2	1.43	0.04	2.44	1.00	1.25	0.39
Measured + Indicated	44.8	1.22	0.03	2.00	0.95	1.16	0.39	39.7	1.37	0.04	2.41	1.16	1.47	0.49
Inferred	21.9	1.2	0.03	1.5	1.0	1.2	0.4	8.6	1.9	0.04	2.3	1.2	1.3	0.4

(1) The mineral resource reasonable prospects of economic extraction were determined using the following price ranges: nickel US$13,376-20,882/t, copper US$6,100-9,500/t, cobalt US$45,000-56,300/t, platinum US$1,124-1,350/oz, palladium US$925-1,450/oz, gold US$1000-1,950/oz, depending on the deposit. For each deposit, mineral resource prospect of economic extraction was determined based on a commodity price assumption established at the time of mine design. The commodity price assumption for each deposit continues to provide a reasonable basis for establishing the prospects of economic extraction for mineral resources estimated at this deposit as of December 31, 2024.

(2) Resources have been adjusted to reflect our 90% ownership, after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business.

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

VALE ANNUAL REPORT FORM 20-F | 73

Line of Business

Mineral reserves estimate

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. We do not consider the current change as material.

Sudbury - Summary of Nickel, Cobalt, Copper, PGMs and Gold Mineral Reserves as of December 31 (1) (3)(6)
Category	2024(2)							2023							Cut-off grade(4)	Metallurgical recovery(4)
	Tonnage	Ni	Co	Cu	Pt	Pd	Au(5)	Tonnage	Ni	Co	Cu	Pt	Pd	Au(5)
Proven	18.0	1.43	0.04	1.47	0.95	0.81	0.35	19.1	1.47	0.04	1.73	1.05	1.04	0.45	8.7–244 US$/ton	Ni: 65-90% Cu: 80-90% Co: 20-35% Pt: 65-75% Pd: 75-90% Au: 50-75%
Probable	46.5	1.42	0.04	1.29	0.79	1.04	0.29	56.0	1.40	0.04	1.24	0.77	1.00	0.27
Total	64.5	1.42	0.04	1.34	0.83	0.98	0.31	75.1	1.42	0.04	1.37	0.84	1.01	0.32

(1) The mineral reserve economic viability was determined based on a commodity price curve with long-term price of per metric ton of US$17,950 nickel, US$9,150 copper, US$42,475 cobalt. US$1,275/oz platinum US$1,025/oz palladium and gold US$1,925/oz.

(2) Reserves have been adjusted to reflect our 90% ownership, after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business.

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

VALE ANNUAL REPORT FORM 20-F | 74

Line of Business

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

Our nickel products are tailored to meet the needs of customers across different industries and geographies, including those requiring high-purity nickel as well as the rapidly evolving electric vehicle battery supply chain. In 2024, 41% of our global nickel production came from our Canadian operations, which benefits from the use of renewable energy, and a stable jurisdiction with strong ESG standards and credentials.

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

In 2024, we completed the construction and commissioning of the Voisey’s Bay Mine Expansion (VBME) Project. The expansion transitioned Voisey’s Bay from open pit to underground mining. This project included the development of two underground mines – Reid Brook and Eastern Deeps – which will supply ore for processing at our Long Harbour refinery, one of the lowest-emission nickel processing plants in the world.

The project’s completion represents a crucial milestone in enhancing the competitiveness of our Canadian operations and will contribute to reducing unit costs in the nickel business segment. This project highlights VBM’s commitment to serve as a catalyst for social and economic growth through local employment, procurement, capacity-building, partnerships with Indigenous communities, and shared benefits for our stakeholders.

We also made progress in ramping up the Copper Cliff Mine Replacement Project, reaching over one million tons of ore hoisted, with the new South mine increasing contribution to 40% of the Copper Cliff Complex. Additionally, we resumed production operations at Stobie Pit, a shallow surface deposit within the Stobie Mine complex.

In 2024, we completed the divestment of our interest in PTVI. VCL received approximately US$155 million in cash for its portion of the share sale to MIND ID. As of June 28, 2024, MIND ID holds approximately 34% of PTVI’s issued shares, while VCL and SMM hold approximately 33.9% and 11.5%, respectively, with the remainder listed on the Indonesia Stock Exchange.

Following this divestiture, the Government of Indonesia issued a special mining business license (IUPK), granting PTVI the legal right to operate until December 2035, with the right to extend the license beyond this period. This license enables PTVI to further unlock its growth potential through its investment in Indonesian projects. VCL maintains significant economic exposure to PTVI as a non-operated joint venture and will continue to provide strong governance through its representation on the Board of Commissioners. Additionally, VCL’s existing offtake rights are preserved.

2.1.5       Customers and sales

Our nickel customers are broadly distributed on a global basis. In 2024, 27% of our refined nickel sales were delivered to customers in Asia, 29% in Europe, and 44% in North America. We have short-term fixed-volume contracts with customers for most of our expected annual nickel sales. These contracts generally provide stable demand for a significant portion of our annual production. We also have multiple long-term agreements to sell our Class I nickel, including into the North Atlantic electric vehicle market.

VALE ANNUAL REPORT FORM 20-F | 75

Line of Business

Nickel is an exchange-traded metal, currently listed on the London Metal Exchange (LME) and Shanghai Futures Exchange (SHFE), and most nickel products are priced according to a discount or premium to the LME price, depending primarily on the nickel product’s physical and technical characteristics. Our finished nickel products represent what is known in the industry as “primary” nickel, meaning nickel produced principally from nickel ores (as opposed to “secondary” nickel, which is recovered from recycled nickel-containing material). Finished primary nickel products are distinguishable in terms of the following characteristics, which determine the product price level and the suitability for various end-use applications:

•	nickel content and purity level: (i) intermediates have various levels of nickel content, (ii) nickel pig iron has 1.5-15% nickel, (iii) ferro-nickel has 15-40% nickel, (iv) refined nickel with less than 99.8% nickel, including products such as Tonimet™ nickel, (v) standard LME-grade nickel has a minimum of 99.8% nickel, and (vi) high-purity nickel has a minimum of 99.9% nickel and does not contain specific elemental impurities;
•	shape (such as discrete or filamentary powders, pellets, discs, squares and strips);
•	size (from micron powder particles to large full-sized cathodes); and
•	packaging (such as bulk, 2-ton bags, 250 kg drums, 10 kg bags).

In 2024, the principal first-use applications for primary nickel were:

•	stainless steel (65% of global nickel consumption);
•	non-ferrous alloys, alloy steels and foundry applications (12% of global nickel consumption);
•	nickel plating (5% of global nickel consumption);
•	battery precursors (15% of global nickel consumption); and
•	others (3% of global nickel consumption).

In 2024, 89% of our refined nickel sales were made into non-stainless-steel applications, compared to the industry average for nickel producers of 35%. This brings more diversification and sales volume stability to our nickel revenues. As a result of our focus on higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

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

Our nickel production represented 5% of global consumption for primary nickel in 2024. In addition to us, the largest mine-to-market integrated suppliers in the nickel industry (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Tsingshan Group, Jiangsu Delong Nickel, Jinchuan Nonferrous Metals Corporation, Eramet, Nornickel and Huayou Cobalt. Together with us, these companies accounted for about 48% of global refined primary nickel production in 2024.

The quality of nickel products determines its market suitability. Class I products, which have higher nickel content and lower levels of deleterious elements, are more suitable for high-end nickel applications, such as the growing electric vehicle market (batteries) and utilization in specialty industries (e.g., aircraft and spacecraft) and draw a higher premium compared to Class II products. Class II products, which have lower nickel content and higher levels of deleterious elements, are mostly used in the making of stainless steel. Intermediate products do not represent finished nickel production and are generally sold at a discount given that they still need to be processed before being sold to end customers.

Much of the world nickel production is composed of Class II nickel products (56% of the global market in 2024), which include nickel pig iron (NPI) and ferro nickel (with nickel content under 99%). Most of our products are high quality nickel products, which makes us the supplier of choice for specialty nickel applications. In 2024, 70% of our nickel products were Class I, 23% were Class II and 7% were Intermediates.

VALE ANNUAL REPORT FORM 20-F | 76

Line of Business

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

2.2       Copper

2.2.1       Properties

We conduct our copper operations primarily through our wholly owned subsidiary Salobo Metais S.A. in Brazil, and through our subsidiary Vale Canada Limited in Canada. Copper concentrate produced by the South Atlantic contains gold and, in the case of Salobo operation, also silver. Our copper operations are described in the tables below.

VALE ANNUAL REPORT FORM 20-F | 77

Line of Business

CARAJÁS COPPER OPERATIONS & PROJECTS

BRAZIL

Ownership interest	100% owned by VBM. We own 90% of VBM, and Manara Minerals owns the remaining 10%.
Location	Carajás, State of Pará, Brazil.
Operator	Salobo Metais S.A.
Mining Complexes

Two mining complexes and three mining projects:

- Salobo: Integrated open pit mining and milling operations.

- Sossego: four main open pits (Sossego, Sequerinho, Pista and Mata II) and a processing facility to concentrate the ore, and satellites deposits (118, Cristalino, Bacaba, Barão and Visconde).

- Projects: Alemão, Paulo Afonso (composed by Paulo Afonso and Polo, Gameleira and Grota Funda mineral deposits) and Furnas

Mineral titles

Sossego: Two Mining concessions and applications for mining concession with no expiration date. Acreage: 119.661 ha.

Salobo: Mining concession with no expiration date. Acreage: 9,181 ha.

Alemão: Mining concession with no expiration date.

Acreage: 10,000 ha.

Paulo Afonso: Mainly application for mining concession and one exploration permit. Acreage: 38.360 ha

Furnas: Two applications for mining concession. Acreage: 9.832 ha.

Stage/ Operations

The two mining complexes are at the production stage. Sossego has been operating since 2004 and Salobo since 2012.

Alemão and Paulo Afonso: Exploration Stage – FEL 2 (Pre-Feasibility)technical study ongoing.

Furnas: Exploration Stage.

VALE ANNUAL REPORT FORM 20-F | 78

Line of Business

Key permit conditions	We are in the process of obtaining or renewing (i) waste and tailings storage facilities permits and (ii) social licenses related to projects. We have or expect to obtain in a timely manner the necessary permits for operations. For information on environmental licensing, see Information on the Company—Regulatory Matters—Brazilian Regulation of Mining Dams and Additional Information; Legal proceedings—Other environmental proceedings.
Mine types and mineralization styles

Sossego and Salobo are both Iron Oxide-Copper–Gold (IOCG) deposits, with copper and gold as main elements of economic interest and mined using open-pit method.

Alemão is an IOCG deposit located in the Carajás National Forest. The project is to develop a sublevel caving underground mine.

Paulo Afonso is an IOCG deposit. The project is to develop an open pit and underground mines.

Furnas in an IOCG deposit, with copper and gold as main elements of economic interest. The project indicates an underground mining scenario is preferred over surface mining methods.

VALE ANNUAL REPORT FORM 20-F | 79

Line of Business

Associated facilities and infrastructure

Processing Facilities: The run of mine is processed at Sossego processing facilities with four main components: crushing, grinding, flotation and concentrate dewatering.

From Salobo, the run of mine is processed by means of standard primary and secondary crushing, conveying, roller press grinding, ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.

The Alemão project is expected to have as processing facilities primary crusher, ball milling, copper concentrate flotation, magnetic concentration, filtration and tailings disposal.

The greenfield Paulo Afonso project is currently under a scoping study level for its processing facilities.

This Furnas project is currently under a scoping study level for its processing facilities. The regional infrastructure is adequate to support the project development and operation.

Other facilities: Sossego and Salobo: Waste and tailings disposal structures.

Logistics: Sossego and Salobo: we truck the concentrate to a storage terminal in Parauapebas and then transport it via EFC railroad to the Itaqui Port in São Luís, state of Maranhão. In Itaqui Port, we lease a storage terminal until 2023, with a proposal for an extension for another 20 years, currently under analysis by competent authorities.

Paulo Afonso: The region already has a solid ore railroad infrastructure that we use.

Energy: Sossego and Salobo: Supplied through the national electricity grid. Produced directly by us or acquired through power purchase agreements.

Alemão: Is expected to improve the current transmission line to 230kV capacity.

Paulo Afonso and Furnas: The project foresees the extension of power transmission lines already available in the region.

VALE ANNUAL REPORT FORM 20-F | 80

Line of Business

ASIA/PACIFIC
HU’U PROJECT

Ownership interest	We own 72% through our 90% ownership in VBM(1). The other shareholders of Hu’u Project are: - PT Antam Tbk (20%) - Manara Minerals (8% through its 10% ownership in VBM)(1)
Location	Dompu and Bima Regencies of Province of Nusa Tenggara Barat (NTB) Sumbawa Island, Indonesia.
Operator	Sumbawa Timur Mining (STM).
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

Acreage: 19,260 ha.

Stage/ Operations	Exploration stage – FEL 2 (Pre-Feasibility) technical study ongoing.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	The Onto copper-gold deposit is a large porphyry copper-gold deposit that also has some characteristics of high sulphidation epithermal deposits. The project is to develop an underground mine.
Associated facilities and infrastructure

Logistics: This project is a greenfield project, therefore the actual logistics of transporting ore as well as processing are still under study.

Infrastructure: The existing infrastructure is under development due to the project’s greenfield location.

(1) Owned by Vale and Manara through VBM’s wholly owned subsidiary Eastern Star Resources Pty Ltd.

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

VALE ANNUAL REPORT FORM 20-F | 81

Line of Business

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

	2024(1)		2023(1)		2022(1)
	Production	Grade	Production	Grade	Production	Grade
Brazil
Sossego	6,316	0.8	6,873	0.7	10,552	0.6
Salobo	45,607	0.6	49,034	0.6	38,203	0.6
Total	51,922	0.6	55,907	0.6	48,755	0.6

(1) Production is stated in thousands of metric tons of Ore. Grade is % of copper.

The following table sets forth information on our copper production.

Mine	Type	Finished production by ore source for the year ended December 31, (thousand metric tons)
		2024	2023	2022
Brazil
Sossego	Open pit	65.4	66.8	43.2
Salobo	Open pit	199.8	180.4	127.8
Canada (as co-product of nickel operations)
Sudbury	Underground	58.6	57.9	59.2
Voisey’s Bay	Open pit/Underground	12.9	9.6	10.8
Thompson	Underground	7.2	4.7	5.3
External(1)	−	4.1	7.2	6.8
Total		348.2	326.6	253.1

(1) We process copper at our facilities using feed purchased from unrelated parties.

2.2.3 Individual property disclosure

We consider Salobo to be a material property, for purposes of S-K 1300. There have been no material changes in the reported reserves or resources or in the material assumptions and information since the last technical report summary filed for Salobo operations.

2.2.3.1 Salobo

Property description

Salobo operations constitute a production stage property located in the Carajás Mining District, Pará State, Brazil, 90 km northwest of the city of Parauapebas. Geographic coordinates for the Salobo Operations are 5°47’27”S latitude and 50°32’5” W longitude, using the Geographic SAD 69 coordinate system. Salobo operations are owned by Salobo Metais S.A., our wholly owned subsidiary.

VALE ANNUAL REPORT FORM 20-F | 82

Line of Business

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

VALE ANNUAL REPORT FORM 20-F | 83

Line of Business

Current, planned, future mining plans

Mining is carried out as an open pit truck-shovel operation with a planned mine life of approximately 22 years, ending in 2047. The process plant will continue to operate by reclaiming stockpiled material until 2054.

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

The existing processing plants, Line 1 and Line 2 (Salobo I and II), each have a nominal 12 Mt capacity. In 2024, we concluded the ramp-up the third line (Salobo III) that has a nominal 12 Mt circuit, increasing the process capacity to a total of 36 Mtpy.

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

Total property book value

The book value of the Salobo operations and its associated plant and equipment was US$2,815 million, as of December 31, 2024, which does not include the shared infrastructure assets such as ports and railways.

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

Salobo - Summary of Copper Mineral Resources as of December 31, (1)(3)(5)
Category	2024(2)			2023			Cut-off grade	Metallurgical Recovery(4)
	Tonnage	Cu	Au	Tonnage	Cu	Au
Measured	20.2	0.35	0.17	22.4	0.35	0.17	0.25 %CuEq	Cu: 85.3% Au: 66.4%
Indicated	476.2	0.47	0.24	529.1	0.47	0.24
Measured + Indicated	496.3	0.47	0.24	551.5	0.47	0.23
Inferred	244.9	0.5	0.3	272.1	0.5	0.3

(1) The mineral resource prospects of economic extraction were determined using the following price assumptions per metric ton: for copper US$9,025/metric ton and for gold US$1,525/oz.

(2) Resources have been adjusted to reflect our 90% ownership, after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business

(3) Tonnage is in millions of dry metric tons and Cu grades are in (%), Au grades in g/t. The point of reference for the estimate is in situ metric tons.

(4) The metallurgical recovery is shown as a range, due to the variability in specific orebody requirements and timing of the associated estimate.

(5) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 84

Line of Business

Mineral reserves

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. We do not consider the current change as material.

Salobo - Summary of Copper Mineral Reserves as of December 31, (1) (3)(6)(7)
Category	2024(2)			2023			Cut-off grade	Metallurgical Recovery(5)
	Tonnage	Cu	Au (4)	Tonnage	Cu	Au (4)
Proven	233.1	0.65	0.37	289.1	0.65	0.38	0.25% CuEq	Cu: 86.5% Au: 67.7%
Probable	718.8	0.60	0.34	799.8	0.60	0.34
Total	951.9	0.61	0.35	1,088.9	0.62	0.35

(1) The mineral reserve economic viability was determined based on a commodity price curve with long-term price of per metric ton of US$9,150/metric ton for copper, gold US$1,925/oz.

(2) Resources have been adjusted to reflect our 90% ownership, after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business.

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

(6) Estimated consolidated copper ore reserves include230.3 million dry metric tons of stockpile.

(7) Numbers have been rounded.

2.2.4 Copper strategy

Copper has a solid long-term growth profile, driven by industrialization, construction, and electrical grid infrastructure expansion. Governments around the world have set ambitious decarbonization targets that, along with the dropping of renewable energy costs and green economy and stimulus investments, will be crucial for more intensive use of copper in renewable energy and electric vehicle-related infrastructure projects. We have significant opportunities to expand our copper business through organic growth. We have a strong portfolio of copper assets, and we intend to develop a multiyear copper expansion plan, especially with Salobo III, to support our strategic objective of up to 380 thousand tons per year of production capacity by 2026. In addition to these projects, we have other opportunities to grow in the future, such as the Alemão project, or even leveraging the knowledge and logistics that already exist in the Carajás region, while also evaluating opportunities to increase copper production in Canada and Indonesia. In Indonesia, we are advancing studies to develop the Hu’u project, a world-class deposit, which could further expand our copper business. We are also engaged in greenfield exploration for copper in some of the world’s most prolific belts, looking for tier-one assets for future development.

2.2.5 Customers and sales

From our South Atlantic operations, we sell most of our copper concentrates from Sossego and Salobo under medium- and long-term contracts to copper smelters in Europe and Asia. From our North Atlantic operations, we sell copper concentrates and copper matte produced in Sudbury domestically and to smelters in Europe and Asia under long-term contracts, as well as copper concentrates from Voisey’s Bay under short-term contracts. Also, from our North Atlantic operations, we sell copper cathodes from Sudbury and Long Harbour under short-term contracts.

2.2.6       Competition

The global refined copper market is highly competitive. Producers are integrated mining companies and custom smelters, covering all regions of the world, while consumers are principally wire rod and copper alloy producers. Competition occurs mainly on a regional level and is based primarily on production costs, quality, reliability of supply and logistics costs. The world’s largest copper cathode producers are Jiangxi Copper Corporation, Tongling Non-Ferrous Metals Group Co., Corporación Nacional del Cobre de Chile (Codelco), Aurubis, Jinchuan and Freeport McMoRan, each operating at the parent company level or through subsidiaries. Our participation in the global refined copper cathodes market is marginal as we position ourselves more competitively in the copper concentrate market.

VALE ANNUAL REPORT FORM 20-F | 85

Line of Business

Copper concentrate and copper matte are intermediate products in the copper production chain. Both the concentrate and matte markets are competitive, having numerous producers but fewer participants and smaller volumes than in the copper cathode market due to the high levels of integration by the major copper producers.

In the copper concentrate market, mining occurs on a global basis with a predominant share from South America, while consumers are custom smelters located mainly in Europe and Asia. Competition in the custom copper concentrate market occurs mainly on a global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are BHP Group, Freeport McMoRan, Glencore, Anglo American, Zijin Mining, Rio Tinto, PT Inalum and Codelco; each operating at the parent company level or through subsidiaries. Our market share in 2024 was about 2.5% of the total custom copper concentrate market.

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

Our copper concentrates from our Salobo and Sossego mines in Carajás, in the Brazilian state of Pará, contain gold and Salobo also contains silver. We realize the value of both gold and silver in the sale of these products. Notably, the production volume of silver from Salobo represents 55% of our total silver production.

We have sold to Wheaton Precious Metals Corp. (Wheaton) an aggregate of (i) 75% of the by-product gold contained in concentrate from our Salobo copper mine, in Brazil, for the life of mine, and (ii) 70% of the by-product gold from our Sudbury nickel mines, in Canada, for 20 years. These sales were made in three different streaming transactions, in February 2013, March 2015 and August 2016. In connection with these streaming transactions:

•	We received upfront payments of (i) US$1.9 billion in 2013, (ii) US$900 million in 2015 and (iii) US$800 million in 2016. We also received 10 million warrants exercisable into Wheaton shares, which we sold in February 2020 for US$2.5 per warrant, totaling US$25 million.
•	We receive ongoing payments of the lesser of US$400 per ounce (subject to a 1% annual inflation adjustment under the Salobo contract starting January 1, 2019) and the prevailing market price, for each ounce of gold that we deliver under the agreement.
•	As per the Salobo gold by-product stream purchase agreement, we were entitled to receive an additional cash payment if we expanded our capacity to process Salobo copper ores to more than 28 Mtpy before 2036. In March 2023, we agreed with Wheaton to amend this agreement to adjust the additional cash payment terms.
-	As per the amended agreement, the additional cash payment will be phased, with Wheaton making an initial payment once actual throughput is demonstrated to be above 32 Mtpy and a second payment once if actual throughput is demonstrated to be above 35 Mtpy by January 1, 2031. The total cumulative payments will range from US$283 million to US$552 million, dependent on our timing for each of the production increases.
o	VBM concluded successfully the 32 Mtpy processing test at Salobo Complex, receiving in December 2023 a payment of US$370 million.
-	In addition, Wheaton will be required to make annual payments of between US$5.1 million to US$8.5 million for a 10-year period following payment of the expansion additional cash payments if the Salobo mine maintains a high-grade mine plan. The following table presents information on the contained volume of precious metals and platinum group metals as a by-product of our production of nickel and copper concentrates.

VALE ANNUAL REPORT FORM 20-F | 86

Line of Business

Mine	Type	By-product finished production by ore source for the year ended December 31, (thousand troy ounces of contained metal)
		2024	2023	2022
Sudbury (1)
Platinum	Underground	107	125	102
Palladium	Underground	120	149	127
Gold (2)	Underground	38	45	44
Salobo
Gold contained in copper concentrate(2)	Open pit	362	319	215
Sossego
Gold contained in copper concentrate	Open pit	45	46	30

(1) These numbers also include ore source from Manitoba, external source, and minor amounts from Voisey’s Bay.

(2) Figures represent 100% of Salobo and Sudbury contained volume of gold as a by-product of our production of nickel and copper concentrates and do not deduct the portion of the gold sold to Wheaton.

2.4       Cobalt

We recover significant quantities of cobalt as a by-product of our nickel operations. In 2024, we produced 674 metric tons of refined cobalt metal (in the form of cobalt rounds) at our Port Colborne refinery, 1,382 metric tons of cobalt rounds at our Long Harbour refinery. We sell cobalt on a global basis. The cobalt metal and the Long Harbour cobalt rounds are electro refined at our Port Colborne refinery and have very high purity levels (99.8%), meeting the LME contract specification. Cobalt metal is used in the production of various alloys, particularly for aerospace applications, and in the manufacturing of cobalt-based chemicals primarily for use in rechargeable batteries.

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

The following table sets forth information on our cobalt production.

Mine	Type	By-product finished production by ore source for the year ended December 31, (contained metric tons)
		2024	2023	2022
Sudbury	Underground	331	365	367
Thompson	Underground	113	94	143
Voisey’s Bay(1)	Open pit/Underground	1,102	637	1,169
Others(2)	−	532	862	755
Total		2,079	1,959	2,434

(1) Figures represent 100% of cobalt production, and do not deduct the portion of cobalt stream sold to Cobalt27, Wheaton and Anglo Pacific Group.

(2) These figures do not include tolling of feeds for unrelated parties. Includes cobalt processed at our facilities using feeds purchased from unrelated parties, and PTVI ore source (521 metric tons in 2022, 538 metric tons in 2023 and 343 metric tons in 2024).

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

VALE ANNUAL REPORT FORM 20-F | 87

Line of Business

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

2.5.2 Energy

Canada. In 2024, our wholly owned and operated hydroelectric power plants in Sudbury generated approximately 14% of the electricity requirements of our Sudbury operations. The power plants consist of five separate generation stations High Falls I and II, Big Eddy, Wabageshik and Nairn with an installed generator nameplate capacity of 55 MW. The output of the plants is limited by water availability, as well as by constraints imposed by a water management plan regulated by the provincial government of Ontario. Over the course of 2024, average demand for electrical energy was 193 MWh to all surface plants and mines in the Sudbury area. In 2024, diesel generation provided 100% of the electric requirements of our Voisey’s Bay operations. We have six diesel generators onsite, with output ranging from 12 to 14 MW, in order to meet seasonal demands.

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

VALE ANNUAL REPORT FORM 20-F | 88

Line of Business

  3. Other INVESTMENTS

3.1       Anglo American Minério de Ferro Brasil

In December 2024, we completed the acquisition of a 15% interest in Anglo American Minério de Ferro Brasil S.A (Anglo American Brasil) by contributing the high-grade Serra da Serpentina iron ore resources into Anglo American Brasil and paying an amount in cash.

ANGLO AMERICAN MINÉRIO DE FERRO BRASIL S.A

Ownership interest	15% owned by Vale. The remaining 85% is owned by Anglo American Brasil.
Location	Conceição do Mato Dentro and Alvorada de Minas, State of Minas Gerais, Brazil.
Operator	Anglo American Brasil.
Mining complexes	Integrated system comprised of an open pit, a beneficiation plant, a 529-kilometer slurry pipeline, filtering plant and an export terminal at the port.
Mining title(1)	Mining concessions with no expiration date, application for mining concession and exploration permits. Acreage: 2,849 ha.
Stage/ Operations	Production stage since 2014.
Key permit conditions	We understand that Anglo American Minas-Rio has the necessary permits for its current operations.
Mine types and mineralization styles	Friable Itabirite and hematite ore types extracted using an open-pit mining method.
Associated facilities and infrastructure

Mine: Shovels, loaders and trucks mobile equipment system transport the ore blending to the beneficiation plant.

Processing plant: One beneficiation plant, located at the site, process the run of mine by means of standard crushing, milling, concentration steps, producing pellet feed.

Logistics: Minas-Rio mine supply its own pellet plant using a pipeline with two pump stations and one valve station. This pellet feed is transported through a 529km long slurry pipeline that passes through 32 municipal districts to connect to the Port of Açu.

Port: The production is embarked in an export terminal at the Atlantic port of Açu in the state of Rio de Janeiro.

Energy: Acquired from regional utility companies or produced directly by Anglo American.

(1) Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 89

Line of Business

We are not reporting mineral resources or mineral reserves estimates for Anglo American Brazil in this annual report on Form 20-F. In 2025, we expect to assess the existing technical study to determine whether mineral resources and mineral reserves estimates may be reported in our annual report for the next year in accordance with S-K 1300.

3.2       Samarco

We have a 50% equity interest in Samarco, and BHP Billiton Brasil Ltda. (BHP Brasil) owns the remaining 50%. Samarco owns an integrated system composed of two different complexes, three beneficiation plants, three pipelines, four pellet plants and a port. The mines and the beneficiation plants are in the state of Minas Gerais and the pellet plants and port are located in the state of Espírito Santo. From Minas Gerais to Espírito Santo, the production flows through the three pipelines which extend for approximately 400 Km. Samarco’s mining and pelletizing operations have been gradually resuming since December 2020.

In 2015, the Fundão tailings dam owned by Samarco failed. For additional information, see Overview—Business Overview—Reparation and remediation efforts related to Samarco’s tailings dam. From 2015 through December 2020, Samarco’s operations were suspended. In December 2020, Samarco began the gradual resumption of its operations, with the integrated restart of iron ore extraction, beneficiation, and pelletizing activities, achieving a production of approximately 8 Mtpa, equivalent to approximately 26% of Samarco’s total capacity. These activities are currently conducted at the Germano complex, in the municipality of Mariana, state of Minas Gerais, and at the Ubu complex, in the municipality of Anchieta, state of Espírito Santo. The integrated restart of operations occurred following extensive commissioning tests after a five-year halt period. In December, 2024, Samarco increased its production capacity to approximately 15 Mtpa, representing approximately 60% of its total capacity. Samarco is also using new processes for tailings disposal, reflecting its commitment to a sustainable restart and operational safety.

Through the implementation of the filtration process, Samarco is now able to substantially dewater sand tailings, which represent approximately 80% of total tailings volume, and safely stack these filtered sand tailings in piles. The remaining 20% of tailings are being deposited in Alegria Sul pit, a bedrock self-contained structure, which is safer than a tailings dam. Additionally, Samarco decommissioned Germano Pit in 2023 and is progressing in the decommissioning of Germano Dam, following the required safety standards. Samarco operates a 24/7 Monitoring and Inspection Center in real time to monitor the stability and safety of its geotechnical structures. Furthermore, Samarco implemented the GISTM in all of its tailing’s facilities.

The carrying value for our investment in Samarco has been reduced to zero since 2015. In April 2021, Samarco filed a request for judicial reorganization (JR) with the Minas Gerais Court to restructure its debt. Samarco’s financial debt was owed to (i) international holders of debt securities, (ii) certain financial creditors through export prepayment agreements, and (iii) its shareholders, BHP Brasil and us. Most of the debt claims of BHP Brasil and us were related to funds provided to Samarco after the failure of the Fundão dam, which were used for operational maintenance, contributions to Fundação Renova, and resuming Samarco’s operations. In January 2024, Samarco successfully restructured its financial debt under the conditions established by the JR Plan approved in 2023.

VALE ANNUAL REPORT FORM 20-F | 90

Line of Business

SAMARCO MINERAÇÃO S.A.

Ownership interest	50% owned by Vale; 50% owned by BHP Brasil.
Location	Mariana and Ouro Preto, State of Minas Gerais, Brazil.
Operator	Samarco Mineração S.A.
Mining complexes	Integrated system composed of two different complexes, three beneficiation plants, three pipelines, four pump stations, two valves station, four pellet plants and a port.
Mining title(1)	Mining concession with no expiration date. Acreage: 1,174.3 ha.
Stage/ Operations	Continued operations from 1977 to 2015. Operations were suspended in November 2015, following the failure of the Fundão dam. Gradually resuming operations since December 2020.
Key permit conditions	We understand that Samarco has the necessary permits for its current operations.
Mine types and mineralization styles	Itabirite ore types extracted using an open-pit mining method.
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

VALE ANNUAL REPORT FORM 20-F | 91

Line of Business

In 2024, Samarco produced 9.6 Mt of iron ore pellets, compared to 9.1 Mt in 2023 and 8.1 Mt in 2022. The production figures for Samarco, in which we have a 50% interest, have not been adjusted to reflect our ownership interest.

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

	Samarco Iron Ore Mineral Reserves as of December 31, (1)(2)(3)(4) (Tonnage in metric million tons inclusive moisture and wet %Fe grade)
	Proven – 2024		Probable – 2024		Total – 2024		Total – 2023
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Samarco	45	40.6	375	43.0	420	42.7	429	42.7

(1) The mineral reserve economic viability was determined based an average long-term price of US$126.70/t pellets and fines - FOB Ubu Port (100% Blast Furnace).

(2) Adjusted to reflect our 50% ownership.

(3) The point of reference is in-situ material. The moisture content is 6.5% and the average product recovery (tonnage basis) is 47%.

(4) Numbers have been rounded.

	Samarco Iron Ore Mineral Resources as of December 31, (1)(2)(3)(4) (Tonnage in metric million tons inclusive moisture and wet %Fe grade)
	Measured - 2024		Indicated - 2024		Measured and Indicated - 2024		Inferred - 2024		Measured and Indicated - 2023		Inferred - 2023
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Samarco	1,207	38.3	753	36.8	1,960	37.7	210	37.4	1,960	37.7	210	37.4

(1) The mineral resources prospects of economic extraction were determined based an average long-term price of US$126.70/t pellets and fines - FOB

Ubu Port (100% Blast Furnace).

(2) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves and have been adjusted to reflect our 50% ownership.

(3) The point of reference is in-situ material. The moisture content is 6.5% and the average product recovery (tonnage basis) is 41%.

(4) Numbers have been rounded.

Samarco mineral reserves decreased by 2%, due to mine depletion, consisting of 18 Mt (not adjusted to reflect our 50% equity interest).

VALE ANNUAL REPORT FORM 20-F | 92

Line of Business

3.3       Other Investments

Below is a list of our main other investments:

VLI. VLI provides integrated logistics solutions with assets strategically distributed between the North and Southeast Systems, covering five logistics corridors: North, Southeast, East, Minas-Rio and Minas-Bahia. Its multimodal operations are made possible by an extensive rail network of 7,940 kilometers (Ferrovia Centro-Atlântica S.A. and Ferrovia Norte-Sul S.A.), nine integrating terminals and eight port terminals. Among the main products transported are grains, steel and construction products, industrial items, sugar and fertilizers. We hold a 29.6% stake in VLI and we are part of a shareholders’ agreement with FI-FGTS, Mitsui, Brookfield and BNDESPar, which hold the remaining equity stakes. In 2024, VLI handled a total of 41.9 billion TKU of general cargo, including 31.2 billion TKU from FCA and FNS.) VLI’s main assets include:

•	Ferrovia Norte-Sul-Tramo Norte (FNS): An important export route connecting the Midwest and Northeast regions, 720 km long, crossing 25 cities in two states (Maranhão and Tocantins), connecting Açailândia (Maranhão) to Porto Nacional (Tocantins). The concession runs until December 2037.
•	Ferrovia Centro-Atlântica S.A. (FCA): The main axis of integration between the Southeast, Northeast and West regions, with a length of 7,220 km. It covers more than 300 municipalities in seven Brazilian states (Minas Gerais, Espírito Santo, Rio de Janeiro, Sergipe, Goiás, Bahia and São Paulo) and the Federal District. The concession runs until August 2026, with negotiations underway for early renewal with the Ministry of Transport.
•	Terminal Integrador Portuário Luiz Antônio Mesquita (Tiplam)–Santos (SP): Authorized to operate until October 2039, the terminal has been ISO 14001 certified (environmental management) since December 2021.
•	Terminal Marítimo Inácio Barbosa (TMIB) – Aracaju (SE): Authorized to operate port cargo until June 2040.
•	Terminal Portuário São Luís (TPSL) – São Luís (MA): Regulated operation under contract with Empresa Maranhense de Administração Portuária (EMAP) until March 2028. Since December 2021, it has been ISO 14001 certified (environmental management).
•	Trato (VLI Ventures): VLI startup that develops innovative digital solutions for road logistics optimization, offering services such as digital carrier, scheduling, registration and orchestration, with a focus on efficiency and competitiveness.
•	Right to purchase capacity of the Vitória-Minas Railroad (EFVM) and Carajás Railroad (EFC) for general cargo;
•	Right to purchase capacity of the terminals of Terminal de Tubarão - Vitória (ES) - Produtos Diversos (TPD), Terminal de Tubarão - Vitória (ES) - Granéis Líquidos (TGL) and Terminal de Praia Mole (TPM) - Vitória (ES).

MRS Logística S.A. (MRS). The MRS railroad, in which we hold a 49.01% direct and indirect equity interest, is 1,643 kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. The MRS railroad transports our iron ore products from the Southern System mines to our maritime terminals. In 2024, it transported a daily average of 332,986 metric tons of iron ore and 221,734 metric tons of other cargo.

VALE ANNUAL REPORT FORM 20-F | 93

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

Our internal controls protocols for exploration data, as they relate to mineral resource and reserve estimation, contain:

•	Written procedures and guidelines defining minimum requirements to support exploration programs.
•	Quality Control and Quality Assurance (QA/QC) programs are in place aiming to ensure the accuracy and integrity of the data being entered into the estimation databases. These include, but are not limited to, collar and downhole survey, core logging, sample preparation, chemical analysis and bulk density determinations.
•	Maintenance of a chain-of-custody, ensuring the traceability and integrity of the samples at all handling stages from collection, transportation, sample preparation and analysis to long-term pulp and coarse reject storage.
•	The geological model, interpretation (includes reconciliation insights) and 3D modelling of the mineralized zones are subject to a peer review process aiming to identify flaws or alternative interpretations that might not have been considered by the main modeler.

We have the following internal control protocols in place to guide mineral resource and mineral reserve estimation:

•	Written procedures and guidelines defining minimum requirements for estimation and reporting.
•	Peer reviews are undertaken on mineral reserve and resource estimations to ensure consistency with industry practices including reviews of geological model, block models, and mineral resource and reserve estimates.
•	Annual mineral resource and mineral reserve estimation statements are prepared following our layered responsibility system. For more information see Overview—Risk Management.
•	External mineral resource and mineral reserve audits are undertaken for applicable cases in accordance with our guidelines

We use the Front-End-Load (FEL) methodology to progress our project studies that we consider fulfill S-K 1300 reporting requirements from initial assessments, pre-feasibility, feasibility. This staged approach provides for project review and allows for assessment and risk evaluations, including the ones related to mineral resource and mineral reserve estimates, economic assumptions, engineering requirements for mining and extraction, social and environment aspects.

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

VALE ANNUAL REPORT FORM 20-F | 94

RESERVES AND RESOURCES

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

We periodically revise our reserve estimates when we have new geological data, economic assumptions or mining plans. During 2024, we performed an analysis of our mineral reserve estimates for certain projects and operations, which are presented in this report. Mineral Reserve estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves at each mine. For some of our operations, the projected exhaustion date includes stockpile reclamation. Where we own less than 100% of the operation, mineral reserve estimates have been adjusted to reflect our proportional ownership interest. Certain numbers in the tables, discussions and notes have been rounded. For a description of risks relating to mineral reserves and mineral resources estimates, see Overview—Risk Factors.

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

The economic viability of our mineral reserves was tested based on commodity price assumptions valid as of December 31, 2024.

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

VALE ANNUAL REPORT FORM 20-F | 95

RESERVES AND RESOURCES

For each mineral resource estimate, at least an initial assessment was undertaken that assessed likely infrastructure, mining, and process plant requirements; mining methods; process recoveries and throughputs; environmental, permitting, and social considerations relating to the proposed mining and processing methods, and proposed waste disposal, and technical and economic considerations in support of an assessment of reasonable prospects of economic extraction. The assumptions made in the estimation our mineral resources may differ from those made in the estimation of our mineral reserves, because (i) the extraction of mineral resources occurs over a longer period of time, compared to the extraction of reserves, and (ii) different timing for mineral resource estimation and the economic analysis for purposes of reserve estimation or review. As of December 31, 2024, all the assumptions, including commodity price and resource mine designs, considered for our resource estimation continue to provide a reasonable basis for establishing the prospects of economic extraction of mineral resources.

We periodically revise our mineral resource estimates when we have new geological data, economic assumptions or mining plans. During 2024, we performed an analysis of our mineral resource for certain projects and operations, which is presented in this report. Mineral resource estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral resources at each mine. Where we own less than 100% of the operation, resource estimates have been adjusted to reflect our proportional ownership interest. All mineral resources presented are exclusive of mineral reserves. Certain numbers in the tables, discussions and notes have been rounded. For a description of risks relating to resource and reserve estimates, see Overview—Risk Factors. Our mineral resource estimates are based on certain assumptions about prices as shown in the tables below.

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

We periodically review the economic viability of our iron ore mineral reserves considering changes in the iron ore industry.

Iron Ore Mineral reserves at December 31, (13) (Tonnage in metric million tons inclusive moisture and dry %Fe grade)
	Proven – 2024(1)(2)		Probable – 2024(1)(2)		Total – 2024(1)(2)		Total – 2023(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System (3)
Itabira (4)	326.2	48.9	433.5	43.2	759.7	45.6	801.4	45.6
Minas Centrais (5)	311.1	41.9	892.2	50.0	1,203.3	47.9	1,229.1	47.9
Mariana (6)	450.9	53.0	304.6	53.3	755.5	53.1	436.9	56.8
Southeastern System - total	1,088.1	48.6	1,630.3	48.8	2,718.5	48.7	2,467.4	48.7
Southern System (7)
Vargem Grande (8)	706.8	44.0	2,976.1	42.2	3,682.9	42.5	2,935.6	45.5
Paraopeba (9)	149.2	48.9	211.6	55.9	360.9	53.0	314.1	57.2
Southern System - total	856.1	44.9	3,187.7	43.1	4,043.8	43.5	3,249.8	46.7
Northern System (10)
Serra Norte (11)	292.4	65.4	1,275.5	64.7	1,567.9	64.8	1,546.5	64.9
Serra Sul (12)	1,401.6	65.8	2,000.0	65.2	3,401.6	65.4	3,430.9	65.4
Serra Leste	91.5	64.0	276.8	64.5	368.3	64.4	227.2	64.5
Northern System - total	1,785.5	65.6	3,552.3	64.9	5,337.8	65.2	5,204.5	65.2
Total	3,729.7	55.9	8,370.3	53.5	12,100.0	54.2	10,921.6	56.0

(1) Iron Ore Reserve estimates stated as metric million tons inclusive moisture and dry %Fe grade; following moisture contents: 1.34% Itabira; 6.56% Minas Centrais; 6.96% Mariana; 6.0% Vargem Grande; 6.58% Paraopeba; 7.09% Serra Norte; 6.78% Serra Sul; 5.65% Serra Leste. Our Iron Ore mineral reserve estimates are of in-situ material, except for 149.2 Mt tons of stockpile included in the Mariana Complex and 98.9Mt tons of Gelado tailings dam ore in Serra Norte.

(2) The mineral reserve economic viability was determined based price curve with the long-term price being US$83.2/dmt for 62% iron grade.

(3) Average product recoveries (tonnage basis) of the iron ore reserves are: 56.4% for Itabira, 71.4% for Minas Centrais and 90.0% for Mariana.

(4) The Itabira integrated operation includes Conceição and Minas do Meio mines.

(5) Minas Centrais complex comprises the reserves for Brucutu and Morro Agudo mines and Apolo project. The mineral reserve for the Minas Centrais complex has been adjusted to reflect our 98.7% ownership interest.

(6) Mariana complex includes Alegria, Fábrica Nova and Fazendão mines and Capanema project.

(7) Average product recoveries (tonnage basis) of the iron ore reserves are: 54.8% for Vargem Grande and 75.0% for Paraopeba.

(8) Vargem Grande complex includes Sapecado, Galinheiro, Tamanduá, Horizontes and Abóboras mines.

(9) Paraopeba complex includes João Pereira and Segredo, Mar Azul, Capão Xavier and Viga mines.

(10) Average product recoveries (tonnage basis) of the iron ore reserves are: 96.7% for Serra Norte, 100% for Serra Leste and 100% for Serra Sul.

(11) Serra Norte complex includes N4W, N4E and N5 mines, Gelado tailings dam ore, and N1, N2 and N3 projects.

(12) Serra Sul complex includes S11D and S11C orebodies.

(13) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 96

RESERVES AND RESOURCES

We periodically revise our mineral resource and mineral reserve estimates based on new geological data, study developments, economic assumptions, mining plans, new technology developments and regulatory updates, among other factors. Future changes in these aspects may impact our future mineral reserves. Variations in iron ore reserves from 2023 to 2024 reflect mainly depletion resulting from mine production for operating mines (corresponding to approximately 316 Mt), upgrades resulting from the incorporation of additional mineral exploration data and, consequently review of the resource model and mine designs in the Mariana complex and the Abóboras mine (Vargem Grande complex). Additionally, in 2024 we started reporting mineral resource and mineral reserve from Viga mine and the ore from Gelado tailings dam, as part of the Serra Norte Complex.

The main changes are summarized below:

•	In the Northern System, our mineral reserves increased 3%, to 5.3 Bt in 2024 compared to 5.2 Bt in 2023. The changes on the three complexes were mainly due to the addition of Gelado tailings dam mineral reserve, at Serra Norte Complex, and mine design reviews partially offset by 177 Mt of mine depletion.
•	In the Serra Sul Complex, our mineral reserves decreased 1%, to 3,402 Mt in 2024 compared to 3,431 Mt in 2023, mostly due to 82.4 Mt mine depletion offset by a 53Mt as a result of the environmental protection buffer review.
•	In the Serra Norte Complex, our mineral reserves increased 1%, to 1.57 Bt in 2024 compared to 1.55Bt in 2023. This increase was due to a 111 Mt addition (corresponding 7% of the total mineral reserve) related to the incorporation of ore from Gelado tailings dam into the complex mineral reserve, besides the mine design reviews, that were partially offset by a 90 Mt mine depletion, corresponding to 6% of the total mineral reserve. There have been no material changes in the reported mineral reserve or mineral resource or in the material assumptions and information since the last technical report summary filed for Serra Norte Complex.
•	In the Serra Leste Complex, our mineral reserves increased 62%, to 368 Mt in 2024 compared to 227 Mt in 2023. The increase in our mineral reserve is due to resource model and mine design reviews that were partially offset by mine depletion.
•	In the Southeastern System, our mineral reserves increased 10%, to 2.7 Bt in 2024 compared to 2.5 Bt in 2023. The mineral reserves of Itabira Complex decreased by 42 Mt, corresponding to approximately 5% of the total mineral reserves, due to mine depletion. The mineral reserves of Minas Centrais Complex decreased by 26 Mt, corresponding to approximately 2% of mineral reserves, due to mine depletion. The mineral reserves of Mariana Complex increased by 319 Mt mainly due to the incorporation of additional mineral exploration data and consequently review of the resource model and mine designs, resulting in a 342Mt addition, which was offset by 24 Mt from mine depletion.
•	In the Southern System, our mineral reserves increased 24%, to 4.0 Bt in 2024 compared to 3.25 Bt in 2023. The mineral reserves of Vargem Grande Complex increased by 747 Mt, corresponding to approximately 25% of mineral reserves, due to a 785 Mt as a result of incorporation of additional mineral exploration data and, consequently review of the resource model and mine designs, which was offset by 38 Mt from mine depletion. The mineral reserves of Paraopeba Complex increased by 47 Mt, corresponding to approximately 15% of the complex total mineral reserves, mainly due to Viga mine mineral reserve first disclosure, also considering the offset by mine design reviews and mine depletion.

VALE ANNUAL REPORT FORM 20-F | 97

RESERVES AND RESOURCES

Iron Ore Mineral Resources as of December 31, (11) (Tonnage in metric million tons inclusive moisture and dry %Fe grade)
	Measured - 2024(1)(2)		Indicated - 2024(1)(2)		Measured and Indicated - 2024(1)(2)		Inferred - 2024(1)(2)		Measured and Indicated - 2023(1)		Inferred - 2023(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System
Itabira (3)	176.6	53.0	303.9	45.5	480.4	48.2	258.0	41.9	480.4	48.2	258.0	41.9
Minas Centrais (4)	536.1	42.1	1,144.7	41.5	1,680.8	41.6	1,136.9	42.3	1,705.8	41.7	1,138.7	42.3
Mariana (5)	2,961.8	41.2	2,694.1	39.8	5,655.9	40.5	2,654.8	39.6	4,181.7	41.1	2,155.5	39.1
Southeastern System – total	3,674.6	41.9	4,142.6	40.7	7,817.2	41.2	4,049.7	40.5	6,368.0	41.8	3,552.2	40.3
Southern System
Vargem Grande (6)	1,267.5	41.7	1,784.9	39.2	3,052.5	40.2	2,165.0	37.2	3,297.1	40.0	2,152.8	37.7
Paraopeba (7)	1,379.8	44.2	1,602.5	40.9	2,982.3	42.5	1,982.5	38.5	2,555.5	42.8	1,967.0	38.5
Southern System - total	2,647.4	43.0	3,387.4	40.0	6,034.8	41.3	4,147.5	37.8	5,852.6	41.2	4,119.8	38.0
Northern System
Serra Norte (8)	694.3	66.6	598.6	66.1	1,292.8	66.4	425.3	66.4	916.9	66.5	282.7	66.2
Serra Sul (S11) (9)	516.2	66.1	380.9	64.8	897.1	65.6	115.6	64.6	949.6	65.5	123.7	64.6
Serra Leste (SL1)	241.0	53.3	222.9	54.4	464.0	53.8	48.5	49.3	493.3	50.9	96.5	46.3
Serra do Rabo (10)	316.3	66.3	192.7	65.7	508.9	66.1	69.9	65.6	-	-	-	-
Northern System - total	1,767.8	64.6	1,395.1	63.8	3,162.8	64.3	659.3	64.7	2,359.8	62.9	502.9	62.0
Total	8,089.7	47.2	8,925.1	44.0	17,014.8	45.6	8,856.5	41.0	14,580.3	45.0	8,174.9	40.5

(1) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Iron Ore mineral resources estimates stated as metric million tons inclusive moisture and dry %Fe grade; following moisture contents: 1.55% Itabira; 5.91% Minas Centrais; 4.0% Mariana; 4.54% Vargem Grande; 5.12% Paraopeba; 6.97% Serra Norte; 6.74% Serra Sul; and 5.19% Serra Leste. Our Iron Ore mineral resources estimates are of in-situ material,- except for 93 Mt tons of Gelado tailings dam material in Serra Norte.

(2) The mineral resources prospects of economic extraction were determined based on a long-term price of US$100/dmt for 62% iron grade.

(3) The Itabira integrated operation includes Conceição and Minas do Meio mines.

(4) Minas Centrais integrated operation includes Brucutu and Morro Agudo mines and the Apolo project. Figure have been adjusted to reflect our 98.7% ownership interest in the Minas Centrais complex.

(5) Mariana integrated operation includes Alegria, Fábrica Nova and Fazendão mines and Capanema project.

(6) Vargem Grande integrated operation includes Sapecado, Galinheiro, Tamanduá, Horizontes and Abóboras mines.

(7) Paraopeba integrated operation includes João Pereira and Segredo, Mar Azul, Capão Xavier and Viga mines.

(8) Serra Norte integrated operation includes N4W, N4E and N5 mines, Gelado tailings dam material and N1, N2 and N3 projects.

(9) Serra Sul integrated operation includes S11D and S11C orebodies.

(10) Serra do Rabo project includes S43P, S44P, S45E, and S45W deposits.

(11) Numbers have been rounded

VALE ANNUAL REPORT FORM 20-F | 98

RESERVES AND RESOURCES

The mineral resource at Serra Sul Complex decreased by 61 million tons (a 6% decrease of the exclusive mineral resource) due to partial incorporation of material converted to mineral reserve.

The mineral resource at Serra Norte Complex increased by 519 million tons (a 43% increase of the exclusive mineral resource) due to resource model evaluation review and Gelado tailings dam material addition.

The mineral resource at Serra Leste Complex decreased by 77 million tons (a 6% decrease of the exclusive mineral resource) in line with the mineral reserve positive change.

In 2024, we began reporting mineral resource at the Serra do Rabo Project, in the Carajás region, adding 578.8 million tons to our Iron Ore portfolio.

The mineral resource at Mariana Complex increased by 2 billion tons, a 31% increase due to the incorporation of significant amount of exploratory and infill drilling with consequent review of the resource model in all mines.

The mineral resource at Paraopeba Complex increased by 442 million tons, a 10% increase due to the incorporation of drilling data, and consequent resource model review, and the disclosure of mineral resource at Viga mine for the first time.

		Iron Ore integrated operations
	Type	Operating since	Projected exhaustion date – 2024(1)	Projected exhaustion date – 2023(2)	Vale interest (%)
Southeastern System
Itabira	Open pit	1957	2041	2041	100
Minas Centrais	Open pit	1994	2057	2057	98.7
Mariana	Open pit	1976	2054	2041	100
Southern System
Vargem Grande	Open pit	1942	2149	2121	100
Paraopeba	Open pit	2003	2045	2047	100
Northern System
Serra Norte	Open pit	1984	2045	2045	100
Serra Sul	Open pit	2016	2060	2060	100
Serra Leste	Open pit	2014	2077	2048	100

(1) Indicates the life-of-mine for the operating mine with the longest projected exhaustion date in the complex, as of December 31, 2024.

(2) Projected exhaustion dates estimated as of December 31, 2023. Projected exhaustion dates in this column are superseded by the estimates indicated under “Projected exhaustion date – 2024”.

VALE ANNUAL REPORT FORM 20-F | 99

RESERVES AND RESOURCES

  NICKEL MINERAL RESERVES and MINERAL resources

We periodically review the economic viability of our nickel mineral reserves considering changes in the nickel industry.

Our nickel reserves and resources have been adjusted to reflect the equity interest after the completion of the sales of minority interests in both VBM and PTVI. See Overview—Business Overview—Significant Changes in Our Business.

Nickel Mineral Reserves as of December 31, (11)
(Tonnage in millions of dry metric tons. Grades in %)
	Proven – 2024(1)(2)(3)		Probable – 2024(1)(2) (3)		Total – 2024(1)(2)(3)		Total – 2023(1)		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Range (%)(10)
Canada
Sudbury (4)	18.0	1.43	46.5	1.42	64.5	1.42	75.1	1.42	65-90
Thompson	-	-	-	-	-	-	-	-	-
Voisey’s Bay	12.6	1.76	13.8	1.87	26.4	1.82	31.1	1.80	69-84
Indonesia
PTVI (5)(7)
Saprolite (6)	37.0	1.73	28.5	1.70	65.5	1.72	98.1	1.72	89.3(7)
Limonite (8)	49.5	1.16	56.4	1.13	105.9	1.14	94.5	1.15	-
Brazil
Onça Puma (9)	46.7	1.63	40.0	1.43	86.8	1.54	97.2	1.55	86.5
Total	163.8	1.50	185.3	1.41	349.1	1.45	396.0	1.49

(1) Tonnage is in millions of dry metric tons. Ni grades are in (%). Mineral reserves are dry tonnes run-of-mine material after adjustment for mining dilution ahead of the feed plants for all areas except Sorowako saprolite (62% of saprolite mineral reserve) that includes screening and drying and Onça Puma where the point of reference is dry recovered tons to the processing plant.

(2) Mineral reserves have been adjusted to reflect our 90% ownership after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business. In the case of PTVI, reserves have been adjusted to reflect our 30.5% ownership.

(3) The mineral reserve economic viability was determined based on a price curve with a long-term price of US$17,950/t for Nickel.

(4) Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson, Totten mines and Copper Cliff Pit and Stobie Pit projects.

(5) The reported mineral reserves may differ in quantity or quality from those reported in other jurisdictions, under different standards.

(6) The PTVI nickel saprolite mineral reserves includes material from Sorowako operations, Bahodopi 2-3 and Pomalaa projects.

(7) Recovery only for Sorowako Operations since saprolite material from Pomalaa and Bahodopi projects are supported by ROM sales agreements.

(8) The PTVI nickel limonite mineral reserves include Pomalaa and Sorowako Limonite projects material.

(9) Estimated consolidated nickel mineral reserves include 4.2 million dry metric tons of stockpile.

(10) Recovery range is overall metal recovered to point of first material sale.

(11) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 100

RESERVES AND RESOURCES

At our Sudbury operations, our mineral reserves decreased by 5%, to 71.7Mt in 2024, down from 75.1 Mt in 2023 (not reflecting our current 90% ownership interest). This decrease was primarily due to 2.8Mt from mining depletion and 0.6Mt from redesign evaluations in Totten, Creighton and Copper Cliff mines. There have been no material changes in the reported mineral reserves or mineral resources or in the material assumptions and information since the last technical report summary filed for the Sudbury operation.

At Voisey’s Bay, our mineral reserves decreased 6%, to 29.3 Mt in 2024, from 31.1 Mt in 2023, due to mining depletion. This variation does not reflect our current 90% ownership in this project.

We continue to operate and produce from our mine in Thompson; however, we currently do not have mineral reserves for this property.

Our PTVI mineral reserve increased by 29% (127 Mt, not reflecting our 30.5% ownership interest). The variation was mainly due to the conversion of material from the Sorowako Limonite project into mineral reserve, utilizing the limonite portion of the current operation. As a result, 139 Mt was incorporated into the PTVI mineral reserve. This increase was partially offset by the mining depletion in the operation as well as the mine design review of the Pomalaa project. The mineral reserves of the Pomalaa, Bahodopi and Sorowako Limonite projects are supported by ROM sales agreements with partner companies, which will handle the processing of the final product.

VALE ANNUAL REPORT FORM 20-F | 101

RESERVES AND RESOURCES

	Nickel Mineral Resources as of December 31, (9) (Tonnage in millions of dry metric tons. Grades in (%))
	Measured – 2024(1)(2)(3)		Indicated – 2024(1)(2) (3)		Measured and Indicated- 2024(1)(2) (3)		Inferred – 2024(1)(2) (3)		Measured and Indicated- 2023(1)		Inferred – 2023(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada Sudbury(4)	8.9	1.11	36.0	1.25	44.8	1.22	21.9	1.2	39.7	1.37	8.6	1.9
Thompson(5)	2.7	2.13	13.9	1.93	16.6	1.96	20.4	0.9	19.1	1.98	6.8	1.9
Voisey’s Bay	1.0	1.19	0.8	1.45	1.8	1.30	6.8	1.8	2.0	1.30	7.5	1.8
Indonesia PTVI (6)
Saprolite (7)	6.5	1.60	44.2	1.72	50.7	1.70	87.9	1.8	72.2	1.70	122.5	1.8
Limonite (8)	12.1	1.01	82.5	1.15	94.6	1.14	9.5	1.1	200.0	1.14	13.8	1.1
Brazil Onça-Puma	15.2	1.36	37.5	1.31	52.7	1.32	3.0	1.2	56.9	1.34	3.4	1.2
Total	46.4	1.29	215.0	1.36	261.3	1.35	149.4	1.5	389.9	1.34	162.6	1.7

(1) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Ni grades are in (%). Point of reference for the mineral resource estimate is in situ.

(2) Mineral resources have been adjusted to reflect our 90% ownership after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business. In the case of PTVI, resources have been adjusted to reflect our 30.5% ownership.

(3) The mineral resource prospects of economic extraction were determined based on prices ranging from: US$13,376/t – US$21,069/t, depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.

(4) Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff, Creighton, Stobie, Garson, Totten, Victor and Ella Capre deposits

(5) Thompson mineral resources includes material from T1 and T3 deposits.

(6) The reported mineral resources may differ in quantity or quality from those reported in other jurisdictions, under different standards.

(7) The PTVI nickel saprolite mineral resources includes material from Sorowako operations, Bahodopi 2-3 and Pomalaa projects.

(8) The PTVI nickel limonite mineral resources include material from Sorowako Limonite, Tanamalia project and Pomalaa projects.

(9) Numbers have been rounded.

At Sudbury, our mineral resource increased by 54%, to 74.1Mt in 2024, from 48.3Mt in 2023, mainly due to the effort of exploration programs in the complex. This variation does not reflect our current 90% ownership in this project.

At Voisey’s Bay, our mineral resource remains the same in relation to 2023. At Manitoba, our mineral resources increased by 59%, due to an upgrade from exploration target and additional exploration drilling partially offset by depletion. This variation does not reflect our current 90% ownership in this project.

The mineral resource at Onça-Puma increased by 3% (1.7Mt) due to resources model updates. These figures do not reflect our 90% ownership.

VALE ANNUAL REPORT FORM 20-F | 102

RESERVES AND RESOURCES

		Nickel ore mines
	Type	Operating since	Projected exhaustion date – 2024(1)	Projected exhaustion date – 2023(2)	Vale interest (%) (4)
Canada
Sudbury	Underground	1885	2047	2045	90
Thompson	Underground	1961			90
Voisey’s Bay(3)	Open pit/ Underground	2005	2038	2037	90
Indonesia
PTVI	Open pit	1977	2045	2045	30.5
Brazil
Onça Puma	Open pit	2010	2073	2067	90

(1) Indicates the life-of-mine for the operating mine with the longest projected exhaustion date in the complex, as of December 31, 2024, not reflecting our ownership interest.

(2) Projected exhaustion dates (Reserve Only) estimated as of December 31, 2023. Projected exhaustion dates in this column are superseded by the estimates indicated under “Projected exhaustion date – 2024.”

(3) Voisey’s Bay is transitioning from an open pit mine to a mainly underground mining operation.

(4) Vale interest adjusted to reflect our ownership after the completion of the sale of minority interests in VBM and divestment obligation transaction relating to PTVI. See Overview—Business Overview—Significant Changes in Our Business.

  COPPER MINERAL RESERVES and MINERAL resources

Our copper reserves and resources have been adjusted to reflect the equity interest after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business.

	Copper Mineral Reserves as of December 31, (8) (Tonnage in millions of dry metric tons. Grades in (%))
	Proven – 2024(1)(2) (3)		Probable – 2024(1)(2)(3)		Total – 2024(1)(2)(3)		Total – 2023(1)		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Range (%)(7)
Canada
Sudbury(4)	18.0	1.47	46.5	1.29	64.5	1.34	75.1	1.37	80-90
Voisey’s Bay	12.6	0.80	13.8	0.85	26.4	0.83	31.1	0.82	79-97
Brazil
Sossego (5)	17.1	0.90	42.0	0.41	59.1	0.55	65.1	0.56	83.8
Salobo (6)	233.1	0.65	718.8	0.60	951.9	0.61	1,088.9	0.62	86.5
Total	280.8	0.72	821.2	0.63	1,102.0	0.65	1,260.2	0.66

(1) Tonnage is in millions of dry metric tons. Cu grades are in (%). Point of reference for the mineral reserve estimate is the point of delivery to the process plant.

(2) The Mineral Reserves have been adjusted to reflect our 90% ownership after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business.

(3) The mineral reserve economic viability was determined based on a price curve with a long-term price of US$9,150/t for copper.

(4) Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson, Totten, Stobie mines and Copper Cliff Pit project.

(5) Estimated consolidated copper mineral reserves includes Sequeirinho, Sossego Mata II pits and 35.6 million dry metric tons of stockpile.

(6) Estimated consolidated copper mineral reserves include 230.3 million dry metric tons of stockpile.

(7) Recovery range is overall metal recovered to point of first material sale.

(8) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 103

RESERVES AND RESOURCES

In Canada, the mineral reserves for Sudbury and Voisey’s Bay have decreased for the same reasons discussed above in connection with the nickel reserves.

At Sossego operations, our mineral reserves increased by 1% to 65.7 Mt in 2024, from 65.1 Mt in 2023, mainly due to mine design re-evaluation offset by mining depletion (approximately 11 Mt). This variation does not reflect our current 90% ownership in this project.

At Salobo operations, our mineral reserves decreased by 3%, to 1,057.7 Mt in 2024, from 1,088.9 Mt in 2023, mainly due to mining depletion and partially offset by mine design review. These figures do not reflect our current 90% ownership in this project.

There have been no material changes in the reported reserves or resources or in the material assumptions and information since the last technical report summary filed for Salobo operation.

VALE ANNUAL REPORT FORM 20-F | 104

RESERVES AND RESOURCES

Copper Mineral Resources as of December 31, (9)
(Tonnage in millions of dry metric tonnes. Grades in (%))
	Measured - 2024(1)(2) (3)		Indicated - 2024(1)(2) (3)		Measured and Indicated- 2024(1)(2)(3)		Inferred - 2024(1)(2)(3)		Measured and Indicated- 2023(1)		Inferred - 2023(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(4)	8.9	1.88	36.0	2.03	44.8	2.00	21.9	1.5	39.7	2.41	8.6	2.3
Thompson	2.7	0.13	13.9	0.14	16.7	0.14	20.4	0.1	19.1	0.14	6.8	0.1
Voisey’s Bay	1.0	0.99	0.8	1.05	1.8	1.02	6.8	0.9	2.0	1.02	7.5	0.8
Brazil
Sossego(5)	317.1	0.65	456.0	0.61	773.0	0.63	55.0	0.7	855.4	0.63	68.4	0.7
Salobo	20.2	0.35	476.2	0.47	496.4	0.47	244.9	0.5	551.5	0.47	272.1	0.5
Alemão	56.5	1.90	53.9	1.39	110.4	1.65	28.7	1.1	122.7	1.65	31.9	1.0
Paulo Afonso(6)	379.4	0.65	599.8	0.58	979.2	0.60	428.3	0.5	1,068.0	0.60	461.4	0.4
Furnas(7)	-	-	110.6	0.61	110.6	0.61	203.0	0.6	-	-	-	-
Indonesia
Onto(8)	-	-	1,174.0	0.85	1,174.0	0.85	984.9	0.6	851.7	0.96	793.6	0.7
Total	785.7	0.74	2,921.2	0.71	3,706.8	0.71	1,993.9	0.6	3,510.1	0.73	1,650.3	0.6

(1) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Cu grades are in (%). Point of reference for the mineral resource estimate is in situ.

(2) Mineral resources have been adjusted to reflect our 90% ownership after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business. In the case of Onto project, resources have been adjusted to reflect our 72% ownership.

(3) The mineral resource prospects of economic extraction were determined based on prices ranging from US$4,365/t - US$9,500/t for copper, depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.

(4) Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff, Creighton, Stobie, Garson, Totten, Victo, Blezard and Ella Capre deposits.

(5) Sossego mineral resource includes material from Sossego Operation and Cristalino, Mata II, Bacaba, Barão,118 and Visconde projects.

(6) Paulo Afonso mineral resource includes material from Paulo Afonso, Pojuca, Gameleira and Grota Funda deposits.

(7) Furnas project is an earn-in agreement between VBM and Ero Copper Corp. that contemplates Ero Copper earning a 60% interest in the project upon completion of three phases of work resulting in a definitive feasibility study.

(8) The reported mineral resources may differ in quantity or quality from those reported in other jurisdictions, under different standards.

(9) Numbers have been rounded.

Our copper mineral resources in the Carajás region increased by 11%, to 3.8 Bt in 2024, from 3.4 Bt in 2023, mainly due to the first disclosure of Furnas project mineral resource, in addition to the model and resource pit review in Paulo Afonso complex. There are no changes in the Salobo and Sossego Operations and Alemão project mineral resources. This variation does not reflect our current 90% ownership in this project.

In Indonesia, we had a significant growth in the Onto project mineral resource, which increased by 46%, to 3.0 Bt in 2024, from 2.1 Bt in 2023, as a result of an upgrade from exploration target and resource model review at depth. These figures do not reflect our current 72% ownership in this project.

In Canada, the mineral resources for Sudbury and Thompson have increased for the same reasons discussed above in connection with the nickel resources.

VALE ANNUAL REPORT FORM 20-F | 105

RESERVES AND RESOURCES

		Copper ore mines
	Type	Operating since	Projected exhaustion date – 2024(1)	Projected exhaustion date – 2023(2)	Vale interest (%)(4)
Canada
Sudbury	Underground	1885	2047	2045	90
Thompson	Underground	1961			90
Voisey’s Bay(3)	Open pit/ Underground	2005	2038	2037	90
Brazil
Sossego	Open pit	2004	2030	2029	90
Salobo	Open pit	2012	2057	2054	90

(1) Indicates the life-of-mine for the operating mine with the longest projected exhaustion date in the complex, as of December 31, 2024.

(2) Projected exhaustion dates estimated as of December 31, 2023. Projected exhaustion dates in this column are superseded by the estimates indicated under “Projected exhaustion date – 2024.”

(3) Voisey’s Bay is transitioning from an open pit mine to a mainly underground mining operation.

(4) Vale interest adjusted to reflect our 90% ownership after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business.

  PGMS AND OTHER PRECIOUS METALS MINERAL RESERVES and MINERAL resources

We expect to recover significant quantities of precious metals as by-products of our concentrates from Sudbury, Sossego and Salobo operations.

Our PGMS and other precious metals reserves and resources have been adjusted to reflect our ownership after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business.

	Precious Metals Mineral Reserves as of December 31, (8) (Tonnage in millions of dry metric tons. Grade in grams per dry metric ton)
	Proven – 2024(1)(2)(3)		Probable - 2024(1)(2)(3)		Total – 2024(1)(2)(3)		Total – 2023(1)		Recovery range (%)(7)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(4)
Platinum	18.0	0.95	46.5	0.79	64.5	0.83	75.1	0.84	65-75
Palladium	18.0	0.81	46.5	1.04	64.5	0.98	75.1	1.01	75-90
Gold	18.0	0.35	46.5	0.29	64.5	0.31	75.1	0.32	50-75
Brazil
Sossego(5)
Gold	17.1	0.27	42.0	0.13	59.1	0.17	65.1	0.18	65.0
Salobo(6)
Gold	233.1	0.37	718.8	0.34	951.9	0.35	1,088.9	0.35	67.7
Total Platinum	18.0	0.95	46.5	0.79	64.5	0.83	75.1	0.84
Total Palladium	18.0	0.81	46.5	1.04	64.5	0.98	72.4	1.11
Total Gold	268.2	0.36	807.3	0.33	1,075.6	0.34	1,271	0.34

(1) Tonnage is in millions of dry metric tons. Grade is grams per dry metric ton. Point of reference for the mineral reserve estimate is the point of delivery to the process plant.

(2) Mineral reserves have been adjusted to reflect our 90% ownership after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business.

(3) The mineral reserve economic viability was determined based on long-term prices of: US$1,275/oz for platinum, US$1,025/oz for palladium, US$1,925/oz for gold. Gold reserves are reported on 100% basis and do not deduct the streaming amounts. For a description of our streaming arrangements with Wheaton, see Section 2.3 PGM’s and other Precious Metals. After the completion of the sale of minority interests in VBM, ownership interest will change. See Overview—Business Overview—Significant Changes in Our Business.

(4) Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson, Totten, Stobie mines and Copper Cliff Pit project.

(5) Estimated consolidated mineral reserves includes Sequeirinho, Sossego Mata II pits and 35.6 million dry metric tons of stockpile.

(6) Estimated consolidated mineral reserves include 230.3 million dry metric tons of stockpile.

(7) Recovery range is overall metal recovered to point of first material sale.

(8) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 106

RESERVES AND RESOURCES

In Sudbury, our mineral reserve estimates for platinum, palladium and gold have changed for the same reasons discussed above in connection with the nickel mineral reserves. Mineral reserve estimates for gold changed for the same reasons discussed above in connection with the copper mineral reserves. The mine exhaustion dates for PGMs are the same as stated above for Sudbury, Sossego, and Salobo.

VALE ANNUAL REPORT FORM 20-F | 107

RESERVES AND RESOURCES

	Precious Metals Mineral Resources as of December 31, (8) (Tonnage in millions of dry metric tons. Grade in grams per dry metric ton)
	Measured – 2024(1)(2)(3)		Indicated - 2024(1)(2)(3)		Measured and Indicated- 2024(1)(2)(3)		Inferred - 2024(1)(2)(3)		Measured and Indicated- 2023(1)		Inferred - 2023(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury (4)
Platinum	8.9	1.60	36.0	0.79	44.8	0.95	21.9	1.02	39.7	1.16	8.6	1.2
Palladium	8.9	1.92	36.0	0.97	44.8	1.16	21.9	1.19	39.7	1.47	8.6	1.3
Gold	8.9	0.74	36.0	0.30	44.8	0.39	21.9	0.36	39.7	0.49	8.6	0.4
Thompson
Palladium	2.7	0.38	13.9	0.39	16.6	0.39	20.4	0.16	19.1	0.40	6.8	0.4
Brazil
Sossego(5)
Gold	317.1	0.09	456.0	0.09	773.1	0.09	55.0	0.10	855.4	0.09	68.4	0.1
Salobo
Gold	20.2	0.17	476.2	0.24	496.3	0.24	244.9	0.29	551.5	0.23	272.1	0.3
Alemão
Gold	56.5	1.36	53.9	1.08	110.5	1.22	28.7	0.75	122.7	1.23	31.9	0.7
Paulo Afonso
Gold	379.4	0.06	599.8	0.10	979.2	0.09	428.3	0.10	1,068.0	0.09	461.4	0.1
Furnas(6)
Gold	-	-	110.6	0.39	110.6	0.39	203.0	0.34	-	-	-	-
Indonesia
Onto(7)
Gold	-	-	1,174.0	0.51	1,174.0	0.51	984.9	0.24	851.7	0.58	793.6	0.4
Total Platinum	8.9	1.60	36.0	0.79	44.8	0.95	21.9	1.02	39.7	1.16	8.6	1.2
Total Palladium	11.5	1.57	49.9	0.81	61.5	0.95	42.2	0.70	58.8	1.12	15.4	0.9
Total Gold	782.0	0.18	2,906.4	0.32	3,688.4	0.29	1,966.6	0.23	3,489.0	0.28	1,636.0	0.3

(1) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Grade is grams per dry metric ton. Point of reference for the mineral resource estimate is in situ.

(2) Mineral resources have been adjusted to reflect our 90% ownership after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business. In the case of Onto project, resources have been adjusted to reflect our 72% ownership.

(3) The mineral resource prospects of economic extraction were determined based on prices of: US$1,124 – 1,290/oz for platinum, US$225-1,400/oz for palladium and US$700- US$1,525/oz for gold, in each case depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.

(4) Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff, Creighton, Stobie, Garson, Totten, Victor and Ella Capre deposits.

(5) Sossego mineral resources includes material from Sossego Operation and Cristalino, Mata II, Bacaba, Barão, 118 and Visconde projects.

(6) Furnas project is an earn-in agreement between VBM and Ero Copper Corp. that contemplates Ero Copper earning a 60% interest in the project upon completion of three phases of work resulting in a definitive feasibility study.

(7) The reported mineral resources may differ in quantity or quality from those reported in other jurisdictions, under different standards.

(8) Numbers have been rounded.

In Sudbury, our mineral resource estimates for platinum, palladium and gold changed for the same reasons discussed above in connection with the nickel mineral resources. Mineral Resources estimates for gold changed for the same reasons discussed above in connection with the copper mineral resources.

VALE ANNUAL REPORT FORM 20-F | 108

RESERVES AND RESOURCES

  COBALT MINERAL RESERVES and MINERAL resources

Our cobalt reserves and resources have been adjusted to reflect our ownership after the completion of the sales of minority interests in both VBM and PTVI. See Overview—Business Overview—Significant Changes in Our Business.

	Cobalt Mineral Reserves as of December 31,(9) (Tonnage in millions of dry metric tons. Grades in %)
	Proven – 2024 (1)(2)(3)		Probable – 2024(1)(2)(3)		Total – 2024(1)(2)(3)		Total – 2023(1)		Recovery Range (%) (6)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(4)	18.0	0.04	46.5	0.04	64.5	0.04	75.1	0.04	20-35
Voisey’s Bay(5)	12.6	0.11	13.8	0.12	26.4	0.12	31.1	0.11	69-86
Indonesia
PTVI (7)(8)	49.5	0.12	56.4	0.19	105.9	0.16	94.5	0.14	-
Total	80.1	0.10	116.7	0.13	196.8	0.11	200.7	0.10

(1) Tonnage is in millions of dry metric tons. Co grades are % of cobalt. Mineral reserves are dry tonnes run-of-mine material after adjustment for mining dilution ahead of the feed plants. Recovery range is overall metal recovered to point of first material sale.

(2) Mineral reserves have been adjusted to reflect our 90% ownership after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business. In the case of PTVI, resources have been adjusted to reflect our 30.5% ownership.

(3) The mineral reserve economic viability was determined based on long-term prices of: US$42,475/t for cobalt.

(34 Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson, Totten, Stobie mines and Copper Cliff Pit project.

(5) Cobalt reserves are reported on 100% basis and do not deduct the streaming amounts. For a description of our cobalt streaming arrangements, see Information on the Company—Lines of Business—Energy Transition Metals—Cobalt.

(6) Recovery range is overall metal recovered to point of first material sale, except for PTVI where recovery is not applied since the project considers to selling run of mine.

(7) The PTVI cobalt mineral reserves are limonite material from Sorowako Limonite and Pomalaa projects with reserves supported by ROM sales agreements.

(8) Numbers have been rounded.

Our cobalt mineral reserves estimates changed in 2024 for the same reasons discussed above in connection with the nickel mineral reserve. The mine exhaustion dates for Cobalt are the same as stated above for Sudbury, Voisey’s Bay and PTVI.

VALE ANNUAL REPORT FORM 20-F | 109

RESERVES AND RESOURCES

	Cobalt Mineral Resources as of December 31, (6) (Tonnage in millions of dry metric tons. Grades in %)
	Measured – 2024(1)(2)(3)		Indicated – 2024(1)(2)(3)		Measured and Indicated- 2024(1)(2)(3)		Inferred – 2024(1)(2)(3)		Measured and Indicated- 2023(1)		Inferred – 2023(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(4)	8.9	0.03	36.0	0.03	44.8	0.03	21.9	0.03	39.7	0.04	8.6	0.04
Thompson	2.7	0.03	13.9	0.03	16.6	0.03	20.4	0.02	19.1	0.03	6.8	0.03
Voisey’s Bay	1.0	0.06	0.8	0.07	1.8	0.06	6.8	0.12	2.0	0.06	7.5	0.12
Indonesia
PTVI(5)	12.1	0.10	82.5	0.12	94.6	0.11	9.5	0.11	200.0	0.11	13.8	0.11
Total	24.7	0.06	133.2	0.08	157.9	0.08	58.6	0.05	260.8	0.09	36.7	0.08

(1) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Co grades are % of cobalt. Point of reference for the mineral resource estimate is in situ.

(2) Mineral reserves have been adjusted to reflect our 90% ownership after the completion of the sale of minority interests in VBM. See Overview—Business Overview—Significant Changes in Our Business. In the case of PTVI, resources have been adjusted to reflect our 30.5% ownership.

(3) The mineral resource prospects of economic extraction were determined based on prices ranging from: US$11,023-US$56,300/t, depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.

(4) Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff, Creighton, Stobie, Garson, Totten, Victor and Ella Capre deposits.

(5) The PTVI cobalt mineral resources includes Sorowako, Tanamalia and Pomalaa projects material from limonites only.

(6) Numbers have been rounded.

Our cobalt mineral resource estimates changed in 2024 for the same reasons discussed above in connection with the nickel mineral resource.

VALE ANNUAL REPORT FORM 20-F | 110

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

The table below summarizes our main mineral rights and mining concessions for our operations and projects, not limited to areas within the mineral reserves and mineral resources footprint.

Location	Mining title	Approximate area covered (in hectares)	Expiration date
Brazil		515,185	Indefinite
	Mining Concessions	217,046	Indefinite
	Application for Mining concessions	258,525	-
Canada(1)		195,495	2021 – 2045
Ontario		105,469	2024 – 2042
	Patented mineral rights	81,145	Indefinite
	Mineral Leases	21,188	2024-2042
	Mining Licenses of occupation	3,136	Indefinite
Manitoba		88,427	2021 – 2045
	Order in Council leases	73,431	2021-2025
	Mineral Leases	14,996	2034-2045
Newfoundland and Labrador	Mining Leases	1,599	2027
Indonesia		137,277	2025
Sorowako(2)	Contract of work	118,017	2025
Nusa Tenggara Barat (Hu’u Project)(3)	Contract of work	19,260	2025

(1) Applications submitted in 2024 are still in the process of being approved. All conditions required for the renewal were fulfilled. This process usually takes several months, and we can continue to operate while the approval process is ongoing. Order in Council Leases (OIC’s) in Manitoba are currently being converted to mining claims and mining leases through a Transition Agreement allowing Vale to retain ownership until the transition is complete. Some OIC’s will show past their expiration dates until the transition is complete.

(2) Sorowako - The contract of work entered by PTVI and the Indonesian government was set to expire in 2025. In 2024, a special mining business license (IUPK) was issued, confirming PTVI’s legal right to continue to operate until December 2035, with rights to extend the license beyond this period. With the issuance of the IUPK, PTVI’s initial mineral title, contract of work, was terminated.

(3) Nusa Tengara Barat – Contract of Work on Exploration stage which is annually renewed and can be renew indefinitely while at this stage. Operation and Production Stage will be valid for 30 years with two 10 years extensions, subject to government approval.

In addition to the concessions listed above, we have licenses and applications that allow us to explore 2.2 million hectares in Brazil and 1.4 million hectares for our mineral projects in other countries.

In Canada, we negotiated with the Government of Manitoba the renewal of its mineral rights, originally explored under Order in Council Leases, through the conversion to the regime of Mining leases and Claims in accordance with the applicable law. The process of conversion started in 2021 and will continue until 2025.

In Indonesia, the government issued new regulation in September 2021 on the implementation of mineral and coal mining business activities. Such regulations have a material impact on the operations of PTVI, including with respect to the total area that can be exploited by PTVI after the expiration of the Contract of Work and period of operation.

VALE ANNUAL REPORT FORM 20-F | 111

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

Brazilian states and municipalities. Several Brazilian states, including Minas Gerais and Pará, impose a mining inspection tax, which is currently assessed at rates ranging from US$0.41 to US$2.67 per metric ton of minerals produced in or transferred from the state.

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

In November 2022, we adhered to the state tax program entitled as “Programa Estrutura Pará”, which aims to promote infrastructure investments in the State of Pará, pursuant to the conversion of 50% of the mining inspection tax payments into construction projects, monthly calculated at the rate of three fiscal reference units per metric ton of minerals produced in the State of Pará in the amount of US$2.71, annually updated.

In December 2024, the state of Pará enacted a law reducing from 50% to 40% the conversion of the mining inspection tax payments into construction projects. The related constructions will be delivered to the local communities and, therefore, will not be owned by us. In 2024, we disbursed US$226 million (compared to US$451 million in 2023) related to this tax. Also in December 2024, the state of Pará enacted a law increasing the rate of the mining inspection tax applied to copper extraction, from 3 to 110 fiscal reference units, representing a US$97.96 metric ton, with effectiveness as of March 27, 2025. We are evaluating the legal aspects and economic effects in this regard.

Some municipalities such as Ourilândia do Norte, Marabá, Curionópolis and São Félix do Xingu in the state of Pará and Rio Piracicaba in the state of Minas Gerais, along with the State of Maranhão, have enacted laws imposing this mining inspection tax on ore extracted or transported in their territories, and we consider that we have solid arguments to contest these taxes. In April 2024, a law enacted by the State of Maranhão became effective, changing the collection of this mining inspection tax, in compliance with constitutional principles, and we have been paying this tax accordingly.

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

VALE ANNUAL REPORT FORM 20-F | 112

REGULATORY MATTERS

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

Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. Environmental regulations affecting our operations relate, among other matters, to:

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

Protection of Indigenous Peoples’ rights. The Brazilian regulation (Interministerial Ordinance No. 60/2015) enacted in 2011 and revised in 2015 requires us to conduct impact assessments and define specific programs for the mitigation and/or compensation of impacts of our operations and projects that are close to the Indigenous Lands and Quilombola’s Territories. Approval of these impact assessments and mitigation and/or compensation measures by the affected communities is mandatory. In addition to our legal obligations, we also aim to build positive relationships with Indigenous Peoples and traditional communities in our areas of influence. We establish agreements with these communities, focusing on ethnodevelopment, territorial protection, cultural and institutional strengthening, and other aspects. Our goal is to contribute to improving the quality of life and autonomy of these communities.

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

VALE ANNUAL REPORT FORM 20-F | 113

REGULATORY MATTERS

Climate change. The ratification of the Paris Agreement in late 2016 significantly increased global pressure for the establishment of carbon pricing at local, regional and global levels, prompting signatories to intensify efforts to reduce greenhouse gas emissions. In 2024, Brazil announced a new Nationally Determined Contribution (NDC) target to reduce its emissions by 48% by 2025 and 53% by 2030. Additionally, the President of Brazil enacted a law regulating the carbon credit market, establishing the Brazilian Emissions Trading System (SBCE), which sets emission limits and creates a bonus system for companies that reduce their emissions. The Brazilian Sustainable Taxonomy, currently under public consultation until March 2025, aims to guide the country’s economy towards a more sustainable future.

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

Regulation of international maritime transportation. We are subject to health, safety and environmental regulation by the International Maritime Organization (IMO). IMO rules apply not only to the international shipping categories, but also to the types of cargoes transported, including special rules for iron ore, nickel and copper. The IMO is currently discussing further measures for enhancing the energy efficiency of international shipping and reducing its overall greenhouse gas emissions. In July 2023, the IMO reviewed the initial strategy, defined in August 2018, and approved more ambitious reduction targets. These targets include a 20-30% reduction in greenhouse gas emissions by 2030, 70-80% reduction target by 2040, both based on 2008 levels, and a net zero target by or around 2050. In June 2021, the IMO adopted amendments that became effective in 2023 and that combine technical and operational approaches to improve the energy efficiency of ships. The new measures require all ships to calculate their Energy Efficiency Existing Ship Index (EEXI) – a one-time certification, targeting design parameters – and to establish their annual operational Carbon Intensity Indicator, which will have to comply with gradually decreasing carbon intensity parameters. These requirements may increase our freight cost in the future. In 2016, the IMO approved regulation establishing limits for sulfur oxides emission, which became effective in 2020. This regulation may increase freight cost due to the need to use bunker with low sulfur content or to install additional pollutant control equipment (i.e., scrubbers) to limit air emissions. It is expected that further discussions on scrubber wash water regulations will be concluded in 2025 which could restrain the use of open loop scrubbers. Also, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments requires compliant ships during their international voyages to manage their ballast water and sediments in accordance with certain parameters. The convention became effective in September 2017 for new ships (those with keels laid after that date) and, for existing ships, the convention became effective in stages with specific deadlines depending on the vessel, beginning in September 2019, with the global fleet required to be fully compliant by September 2024. Such requirements may also result in increases in our freight and port operation costs. In 2022, the European Commission approved the proposals to regulate international shipping emissions. Starting in 2024, over a 3-year phase-in period shipping will be gradually introduced into the EU’s Emissions Trading System (ETS), a carbon market that operates in all EU countries targeting climate neutrality in the EU by 2050. That will require ship operators to pay for the greenhouse gas emissions during their voyages to, from and between EU ports, and incentivize them to improve their fuels greenhouse gas intensity. Complementing the EU ETS, the FuelEU Maritime Regulation, which comes into force in 2025, will impose gradually decreasing GHG intensity standards for fuels used by vessels calling at EU ports, beginning with a 2% reduction in the first year. These measures may increase our freight cost in the future.

Other environmental laws and regulations. There are several examples of environmental laws and regulations, and compliance initiatives that may affect our operations:

Brazil. There are also environmental regulatory obligations applicable to our operations that require compliance with a series of measures, including compensatory measures, related to the suppression of native vegetation, protection of biomes and species of rare, endemic, threatened, or legally protected flora, as well as areas subject to special protection, such as conservation units and permanent preservation areas, and archaeological and cultural heritage. Additionally, new projects involving activities with significant environmental impact must raise financial resources to support the implementation and maintenance of Conservation Units of the full protection group, in order to fulfill the environmental compensation obligation established by Federal Law No. 9,985/2000. On December 12, 2024, Federal Law No. 15,042 was enacted, establishing the Brazilian Greenhouse Gas Emissions Trading System (SBCE). This law creates a regulated carbon market in Brazil, setting limits on greenhouse gas emissions and allowing companies and countries to offset their emissions through the purchase of carbon credits. The SBCE divides the market into two sectors: the regulated sector, which involves public initiatives, and the voluntary sector, which pertains to private initiatives. The goal of this law is to encourage the reduction of pollutant emissions and mitigate climate change, with operationalization expected by 2028.

VALE ANNUAL REPORT FORM 20-F | 114

REGULATORY MATTERS

Canada. Canadian laws and policies to address climate change continue to evolve with stricter controls on greenhouse gas emissions. The Supreme Court of Canada upheld the Greenhouse Gas Pollution Pricing Act, a federal law to regulate greenhouse gas emissions, and confirmed this Act will apply in provinces that have not enacted equivalent legislation. In June of 2021, the federal government enacted the Canadian Net-Zero Emissions Accountability Act which enshrines Canada’s 2050 target of reaching net-zero emissions with a framework to set and report on milestone emissions reduction targets. In addition, Canada has a plan to gradually increase the price of carbon by $15 per year, reaching $180 per tonne by 2030. Heightened enforcement for contravention of environmental legislation is also a trend. For instance, in Ontario, the government has proposed to expand the use of administrative penalties with enhanced fines for various environmental contraventions. Certain of our operations in Ontario and Manitoba have legacy conditions related to historical operations which give rise to potential impacts to water. We have invested in a Water Quality Management Program that is designed to be a proactive plan, involving hazard screening and a risk evaluation process, to guide with the identification, prioritization and execution of remedial activities to address potential water impacts from historical operations.

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

  BRAZILIAN REGULATION OF MINING DAMS

In 2019, the National Mining Agency (ANM) issued a regulation requiring upstream dam owners to submit a technical de-characterization project and completely de-characterize these structures in the coming years. Additionally, a wide range of measures was imposed to ensure the stability and safety of mining dams and their monitoring and alert systems.

Also in 2019, the state of Minas Gerais enacted Law No. 23.291, establishing the State Dam Safety Policy (PESB), prohibiting the elevation and construction of upstream dams, and requiring the posting of an environmental bond in connection with the de-characterization of dams covered by the law. In 2023, the State of Minas Gerais, through Decree No. 48,747, regulated the environmental bond and set deadlines for the implementation of financial guarantees to be used in case of a rupture. The law also prohibits the increase, modification, or construction of any new dam if communities are established within its Self-Rescue Zone (ZAS), an area that encompasses the portion of the valley downstream of the dam, where there is not enough time for evacuation and intervention by the competent authorities in emergency situations.

In 2020, Federal Law No. 14,066/2020 amended Federal Law No. 12,334/2010, which established the National Dam Safety Policy (PNSB), reinforcing the ban on the construction and elevation of upstream dams in Brazil. The law also required companies to de-characterize their upstream structures by 2022. Due to the technical complexities involved in the de-characterization work and the actions necessary to increase the safety of the dams, we signed a term of commitment with the state of Minas Gerais, regulatory agencies, and both State and Federal Public Prosecutors in 2022. This agreement establishes a new de-characterization schedule, with the program’s completion deadline set for 2035.

In 2020, the state of Minas Gerais enacted the Decree No. 48,078, establishing the procedures for analyzing and approving the emergency action plan. In the same year, the ANM issued Resolution No. 51/2020 mandating an audit of the emergency preparedness and response plan. This requirement was incorporated and expanded upon in ANM Resolution No. 95/2022. External auditors must conduct this audit and issue an annual Conformity and Operability Report (RCO) and a Conformity and Operability Statement (DCO) for the EPRP.

VALE ANNUAL REPORT FORM 20-F | 115

REGULATORY MATTERS

Additionally, the state published many other resolutions to regulate the emergency action plan, including guidelines for developing Civil Protection and Defense Actions, Potable Water Supply Plan, Diagnosis of Public and Private Water Supply, Domestic, Wildlife, and Production Fauna Rescue Plan, and Safeguard Plan for Cultural Assets.

In 2022, the ANM issued Resolution No. 95/2022, consolidating the content of various previously created standards related to mining dam safety, and introducing new features under the National Dam Safety Policy. Also in 2022, the ANM issued Resolution no. 122/2022, which regulates the administrative process and establishes new penalties. The regulation is currently under review by the mining sector and ANM, including due to the impacts expected from the values of fines and the criteria for its calculation, which is based on the amount attributed to companies’ total production in the previous year and exploration budget. Given the high level of the fines under the new rules, the imposition of such fines as a result of any failure to comply with mining laws and regulations could have an adverse effect on mining companies.

In December 2023, the federal government enacted Law No. 14,755, which established the National Policy on the Rights of Populations Affected by Dams (PNAB), outlined the rights of Populations Affected by Dams (PAB), provided for the Program on the Rights of Populations Affected by Dams (PDPAB), established rules for the social responsibility of the entrepreneur, among other aspects.

In accordance with Resolution No. 95/200 and Law 23.291/2010, companies operating mining dams in Brazil are required to comply with specific rules, including:

Regular Safety Inspection. Companies operating mining dams covered by the National Dam Safety Policy (PNSB) must issue semiannual Safety Inspection Reports for Dams with the issuance of a Stability Condition Declaration (DCE). In our Brazilian operations, an Engineer of Records (EoR), not directly involved in day-to-day operations, is responsible for assessing the site’s safety and issuing periodic reports on the structures, as part of our governance procedures.

Dam Safety Reviews (DSR). For dams covered by Nacional Dam Safety Policy (PNSB), the report must include detailed analysis of all dam’s documentation, including projects and procedures, stability analysis of the structures and the corresponding Stability Condition Statement (DCE) and reassessment of the risk category (CRI) and associated potential damage (DPA). The DSR must be renewed each 3, 5 and 7 years for high, medium and low associated potential damage (DPA) respectively, and whenever any structural modifications are made. The RPSB is performed by an external company not linked to the Engineer of Record (EoR).

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

Brazilian railway regulation. Our Brazilian railroad business operates pursuant to concession agreements granted by the federal government, and our railroad concessions are subject to regulation and supervision by the Brazilian Ministry of Transportation and the Brazilian Land Transportation Regulatory agency (Agência Nacional de Transportes Terrestres – ANTT). The concessions for EFC and EFVM were renewed for 30 years, and will expire in 2057, upon commitment of investments (such as urban and infrastructure works) and payment of grant. Such investments are subject to risks inherent to the execution of works, including delays.

In December 2024, we and the federal government, through the Ministry of Transportation and ANTT, established the general framework for the renegotiation of the concession contracts for EFC and EFVM. The renegotiation will be carried out in accordance with the terms of the concession contracts renewed in 2020, which remain in force, aiming to promote their modernization and updating. Under this general framework, we commit to a maximum global contribution of approximately US$1,809 million, related to the EFC and EFVM’s asset base review, the optimization of contractual obligations and investment replanning. The negotiated terms result in an US$256 million increase in provisions related to the railway concessions. The general framework established for the renegotiation of the concession contracts will comply with usual formalities and will be submitted to the relevant authorities for evaluation and approval.

VALE ANNUAL REPORT FORM 20-F | 116

REGULATORY MATTERS

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

VALE ANNUAL REPORT FORM 20-F | 117

III.	Operating and financial review and prospects

Overview

In 2024, we recorded net income of US$5,975 million, compared to US$8,105 million in 2023. Our Adjusted EBITDA decreased to US$14,840 million in 2024 from US$18,601 million in 2023, mainly due to lower average realized prices of iron ore fines and pellets, which had an impact of US$3,754 million. Consolidated Adjusted EBITDA is a non-GAAP financial measure; for a reconciliation with our net income, see Operating and Financial Review and Prospects—Overview—Reconciliation of Consolidated Adjusted EBITDA.

  MAJOR FACTORS AFFECTING PRICES

Iron ore and iron ore pellets

Iron ore prices are strongly affected by seaborne market supply and demand dynamics although structural changes in steel production can disturb the market fundamentals and iron ore price realization.

Iron ore fines, lumps and iron ore pellets are produced at a wide array of quality levels and physical characteristics. Price differences derive from various factors, such as iron content, particle size, moisture content and the type and concentration of contaminants (such as phosphorus, alumina, silica and manganese) in the ore. Also, fines, lump ore and pellets typically command different prices.

Demand for our iron ore products depends on the global demand for steel, which in turn is strongly influenced by real estate, infrastructure construction, and global industrial production. China’s demand has been the main driver of world demand and prices.

In 2024, the iron ore average price closed at US$109.44/dmt (Platts IODEX 62% Fe iron ore prices), 8.61% lower than in 2023. During 2024, prices fluctuated following global economy, as well as shifts in market perception in China amid changing expectations about mandatory steel production cuts and stimulus measures announced by Chinese authorities. China steel production remained at moderate levels in first half of 2024 but softened in the second half, and strong steel export helped to absorb steel production in China during 2024. The market experienced increased volatility due to a tighter seaborne market, significant increase in steel exports from China and market reactions on economic stimulus from Chinese authorities. China crude steel production declined by 1.7% in 2024, while iron ore imports increased by 4.3% in the same period. As a result, iron ore port inventory increased by 30Mt, from 118Mt in 2013 to148Mt in 2024. Steel mills reduced iron ore inventory at mills while trading companies adopted a conservative approach to new acquisitions amid market uncertainties, which contributed to a lower iron ore price in 2024. A drop in steel margins, which remained at negative levels for most of the second half of the year, along with lower coal prices, resulted in a decline in high-grade premiums.

The year 2024 was once again marked by geopolitical tensions, with the ongoing war between Gaza and Israel and the continued conflict between Russia and Ukraine. In 2024, we also observed central banks transitioning from inflation-fighting measures to creating a more favorable environment for consumers and businesses; however, signs of economic recovery are yet to be seen. The World Steel Association (WSA) released statistics for 2024, showing global crude steel production reaching 1,882.6 Mt, a decrease of 0.8% compared to 2023.

Among the major producers, China produced 1,005 Mt of crude steel in 2024, a year-on-year decrease of 1.7%, due to a still weak real estate market, infrastructure construction, and low consumer confidence. Steel production resulted in an oversupply and lower prices, forcing steel mills to seek external markets to offload their products. On the other hand, China’s value-added industrial production grew by 5.8% in 2024, driven by the country’s ongoing efforts to optimize and upgrade its industrial structure.

India’s strong performance is noteworthy, with production growing by 6.3% year-on-year to 149Mt, reflecting robust infrastructure investments being implemented in the country. We also saw a slight recovery in steel production in the European Union, with an increase of 2.6% to 129 Mt, Africa with an increase of 3.5% to 28Mt, and South America with a slight increase of 0.6% to 42Mt.

VALE ANNUAL REPORT FORM 20-F | 118

OVERVIEW

Compared to 2023, steel production fell by 3.6% year-on-year in JKT (Japan, Korea, and Taiwan) to 166 Mt, and fell by 4.2% in North America to 105Mt. In these regions, the industrial sector recession in 2024 was caused by economic uncertainties and still restrictive financing conditions. Construction remained weak, affecting steel demand in key markets such as the US, Europe, Japan, and Korea. Automotive production in Europe was positive in 2024. The industry saw slight growth, with production levels remaining stable despite earlier expectations of a decline. Increases were also seen in Brazil and the US; however, the automotive sector recorded declines in Japan and Korea.

Nickel

Nickel is an exchange-traded metal, listed on the London Metals Exchange (LME) and, starting in 2015, on the Shanghai Futures Exchange (SHFE). Most nickel products are priced based on a discount or premium to the LME price, depending mainly on the nickel product’s physical and technical characteristics. Liquidity continued to improve in 2024 after several fundamental and technical factors impacted trading and reduced liquidity in 2023 resulting in the LME announcing a two-year change program to strengthen and enhance its markets. The nickel market is strongly affected by stainless steel production, which represented 65% of global primary nickel consumption in 2024.

We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales, which vary in term. These contracts provide stable demand for a significant portion of our annual production. In 2024, 89% of our refined nickel sales were made for non-stainless steel applications (alloy steels, high nickel alloys, plating and batteries), compared to the industry average for nickel producers of 35%, bringing more diversification and stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

Historically, Chinese domestic production of nickel pig iron accounted for the majority of world nickel supply growth using unprocessed nickel ore from the Philippines and Indonesia. However, Chinese nickel pig iron production was adversely affected by export restriction of unprocessed ores from Indonesia, recommencing in 2020, allowing Indonesia to emerge as the largest producer of nickel pig iron. In 2024, approximately 9% of world primary nickel supply was produced as nickel pig iron in China. Approximately 41% of world primary nickel supply was produced as nickel pig iron in Indonesia, with much of it integrated directly to produce stainless steel. In 2024, production capability increases were seen in intermediate mixed hydroxide precipitate (MHP) and conversion of nickel pig iron into nickel matte for further conversion into battery suitable material as well as LME-deliverable Class I nickel. We expect that future growth will be focused on matte and MHP to feed the battery and Class I supply chains.

Stainless steel is a significant driver of demand for nickel, particularly in China. In 2024, stainless steel production in China represented 42% of total primary nickel demand. Therefore, changes in Chinese stainless-steel production have a large impact on global nickel demand. In 2024, Chinese stainless-steel production increased 7% year-on-year compared to an increase of 11% in 2023, as a ramp up in new capacity was offset by output cuts due to low stainless steel prices. While stainless steel production is a major driver of global nickel demand, stainless steel producers can obtain nickel with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their availability, technological processes, and relative prices. On average between 2020 and 2024, secondary nickel accounted for approximately 35% of total nickel used for stainless steel. Regional availability and consumption of secondary nickel vary. In China, due to the low availability of scrap and an abundance of nickel pig iron, the use of secondary nickel represented 22% of the total nickel used for stainless steel in 2024.

In addition, the high-value segment, which consists of nickel use in plating, non-ferrous alloys, foundry, alloy steel and other applications, and excludes nickel used in batteries, is the second largest market, making up 20% of nickel demand in 2024. Global high-value demand increased by 5% year-on-year in 2024 led by growth in the non-ferrous alloys sector compared to an increase of 3% in 2023, with increases concentrated in China, France and the U.S.

The battery segment is the third largest market, accounting for 15% of nickel demand in 2024. Global nickel demand in battery precursors increases by 6% year-over-year in 2024, led by increased sales of electric vehicles, compared to a 7% increase in 2023. The marginally slower growth rate is due to (a) higher-than-expected sales in China, which is dominated by lithium iron phosphate (LFP) chemistries, and (b) a pullback in battery electric vehicle (BEV) targets along with their replacement by lower-capacity plug-in hybrid electric vehicles (PHEV). The battery segment is still displaying significant upside demand as electric vehicle production continues to draw substantial investments.

The nickel market was in a surplus in 2024 by approximately 286 kt. Global exchange inventories (LME and SHFE) increased by 119 kt from December 29, 2023 to December 31, 2024, driven by a rise in stocks at LME warehouses in Asia. LME country of origin data showed that at the end of 2024, 51% of nickel material in LME warehouses originated in Asia. For 2025, it is expected that the market will remain in a surplus primarily due to increased supply in Indonesia.

VALE ANNUAL REPORT FORM 20-F | 119

OVERVIEW

Copper

Copper demand in recent years has been driven primarily by China, given the important role copper plays in construction in addition to electrical and consumer applications. Copper is an enabler of the energy transition due to its excellent properties as an energy conductor, with widespread applications in renewable energy and electric vehicles. Copper prices are determined on the basis of (i) prices of copper metal on terminal markets, such as the London Metal Exchange (LME), Shanghai Future Exchange (SHFE) and the Commodities Exchange (COMEX), and (ii) in the case of intermediate products, such as copper concentrate (which comprise most of our sales) and copper anode, treatment and refining charges negotiated with each customer.

Demand for refined copper increased 3.2% year-on-year in 2024, with China responsible for approximately 57% of worldwide refined consumption. For 2025, the market is expected to be relatively balanced on similar levels of growth in supply and demand.

  Tailings Dam Failure In Brumadinho

Tailings Dam Failure in Brumadinho

The Brumadinho dam failure key impacts on our financial performance and operational results for the year ended December 31, 2024 are summarized below:

Impact on our income statement. The impact of the dam failure in our income statement in 2024 was US$483 million compared to US$930 million in 2023. This decrease mainly reflects lower incurred expenses (impact of US$106 million) and a reduction of other obligations (impact of US$269 million) related to Brumadinho event.

Impact on our balance sheet. The total amount of provisions recognized in our balance sheet as of December 31, 2024, in connection with Brumadinho dam failure, including provisions for remediation and reparation obligations under the Judicial Settlement for Integral Reparation, individual indemnification and other commitments was US$1,970 million compared to US$3,060 million in 2023.

Dam de-characterization

Laws and regulations require us to de-characterize all our dams constructed using the upstream method in Brazil.

These structures are at various maturity stages, some of them still in the conceptual engineering phase. Estimating expenditures for these projects involves significant uncertainty in determining the total cost, in line with best market practices. The main impacts on our consolidated financial statements are summarized below.

Impact on our income statement. As of December 31, 2024, we recorded a reduction of the liability for the de-characterization of upstream geotechnical structures due to by the update in the discount rate, which increased from 5.41% on December 31, 2023, to 7.36% on December 31, 2024. As a result, we recorded a gain of US$206 million, compared to a loss of US$153 million for the same period in the previous year, due to revised estimates for dam de-characterization.

Impact on our balance sheet. Total amount of provisions recognized in our balance sheet as of December 31, 2024 in relation to the de-characterization of dams was US$2,213 million compared to US$3,451 million in 2023.

Operational stoppages. We have suspended some operations due to judicial decisions or technical analysis performed by us on our upstream dam structures located in Brazil. We recorded losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of US$152 million for the year ended December 31, 2024, compared to US$218 million on December 31, 2023.

  Samarco Funding and the definitive Settlement

We hold a 50% interest in Samarco, which is accounted for using the equity method. Between 2016 and 2024, until the execution of the Definitive Settlement in November 2024, we and BHP Brasil provided funding to Fundação Renova during periods when Samarco was unable to meet its required disbursements. Upon the execution of the Definitive Settlement, the process of liquidating Fundação Renova commenced, with Samarco assuming responsibility for carrying out various reparatory actions.

VALE ANNUAL REPORT FORM 20-F | 120

OVERVIEW

Under the terms of the Definitive Settlement, we and BHP Brasil, as Samarco’s shareholders, are required to cover pro rata to our equity interest any funding shortfalls that Samarco, as the primary debtor, are unable to cover. As December 31, 2024, our provision for these obligations totaled US$3,663 million, which includes estimated contributions from Samarco.

Below is a summary of the impact of the failure of Samarco’s dam, which occurred in November 2015, in our consolidated financial statements:

•	The carrying value for our investment in Samarco was reduced to zero in 2015.
•	The amount of provisions related to Samarco as of December 31, 2024 is US$3,663 million, US$764 million lower than in 2023, mainly due in addition to the provision due to the Definitive Settlement amount of US$956 million, reflecting the change in our assessment of potential outflows to resolve all aspects of the reparation and compensation of the Samarco dam failure. Our reassessment considered the available information, including the progress of negotiations to reach a final settlement of obligations under the Framework Agreement, other claims related to the Samarco dam failure, and Samarco’s ability to fund any future outflows. This provision represents the present value of our best estimate of the amounts we may incur to comply with our obligations under the Framework Agreement, considering our 50% stake in Samarco. At each reporting period, we reassess the key assumptions used by Samarco in the preparation of its projected future cash flows and adjust the provision, as necessary. For more information on the legal proceedings resulting from the failure of Samarco’s tailings dam, related settlement agreements and the creation of Fundação Renova, see Additional Information—Legal Proceedings—Legal Proceedings Related to the Failure of Samarco’s Tailings Dam and note 26 to our consolidated financial statements.
•	In 2024, we contributed US$808 million, compared to US$553 million in 2023, in remediation obligations related to the failure of Samarco’s dam, of which a portion was contributed to the Fundação Renova and a portion was used to fulfill the obligations defined in the Definitive Settlement, signed in October, 2024. For more information see Information on the Company—Lines of Business—Other Investments—Samarco

In September 2023, the JR Plan was approved as part of Samarco judicial reorganization, setting the parameters for debt restructuring. The JR Plan includes a cap of US$1 billion for Samarco to fund reparation and compensation programs from 2024 to 2030, with additional contributions beyond that period based on Samarco’s cash flow generation.

Prior to the JR Plan, we made contributions directly to the Fundação Renova on behalf of Samarco and deducted these contributions from our income tax calculations in accordance with Brazilian tax legislation. The JR Plan establishes limits for Samarco’s payments towards remediation obligations. Any additional cash demands from the Fundação Renova or related to other remediation obligations exceeding these limits will be covered by the shareholders, us and BHP Billiton, in proportion to our respective shareholdings, either directly to the Fundação Renova or through capital contributions to Samarco. After the JR Plan, due to the change in the funding mechanism for Renova, we will no longer be able to deduct future payments from our income tax calculations, as they are not tax-deductible in Brazil. As a result, the deferred income tax asset on the provision of US$1,078 million was fully reversed. Additionally, the JR Plan did not require the capitalization of expenses totaling US$703 million incurred in 2023 compared to US$652 million in 2024, so there is no change in the tax treatment previously adopted.

From the creation of Fundação Renova in 2016 until December 31, 2024, R$45 billion were disbursed across reparatory and compensatory actions, with contributions made by Samarco, BHP Brasil and us as part of the Mariana reparation efforts. Of this amount, R$40.5 billion correspond to performance obligations and R$4.6 billion to payment obligations. After the approval of Definitive Settlement on November 2024, Vale and BHP contributed with R$5.75 billion to Samarco and Fundação Renova to fulfill obligations determined in the Agreement, which includes the first installment paid to the federal government, the states of Minas Gerais and Espírito Santo, and some municipalities.

VALE ANNUAL REPORT FORM 20-F | 121

OVERVIEW

  EFFECT OF CURRENCY EXCHANGE VARIATION

Our results are affected in several ways by changes in the value of the Brazilian real which is the currency of the primary economic environment in which we operate, although some of our subsidiaries use other functional currencies, such as the US Dollar, Canadian Dollar and others. Year end exchange rate variations impact our financial results, while the average exchange rate impacts our operational performance.

In 2024, our financial results were mostly impacted by a loss of US$1,209 million related to mark-to-market adjustments in our derivatives financial instruments, following the Brazilian real depreciation by 27.9% against the U.S. dollar in 2024, compared to a gain of US$903 million associated with a 7.2% appreciation of the Brazilian real against the U.S. dollar in 2023. These financial instruments know as are swaps primarily used to convert debt and other obligations denominated in Brazilian reais into U.S. dollars to protect our cash flow from exchange rate volatility. For more information on our use of derivatives, see Overview—Risk Management—Financial Risks.

In 2024, the annual average exchange rate for Brazilian reais against the U.S. dollar appreciated by 7.9%, from an average exchange rate of R$4.9953 to US$1.00 in 2023 to R$5.3920 to US$1.00 in 2024. This had a negative impact on our operational result and cash flows. The most important effect is described below:

Most of our revenues are denominated in U.S. dollars, while our cost of goods sold are denominated in various currencies, including the U.S. dollar (48.0% in 2024), the Brazilian real (47.6% in 2024), the Canadian dollar (4.3% in 2024) and other currencies (0.1% in 2024).

In 2024, we did not recognize any gains due to the reclassification of cumulative translation adjustments to the income statement.

VALE ANNUAL REPORT FORM 20-F | 122

Results of operations

For commentary on our results of operations for the year 2023 compared with 2022, please see pages 129-136 of our Form 20-F for the year ended December 31, 2023.

Consolidated income statement data:

	For the year ended December 31,
	2024	2023	% change
	(US$ million, except %)
Net operating revenue	38,056	41,784	(8.9)
Cost of goods sold and services rendered	(24,265)	(24,089)	0.7
Gross profit	13,791	17,695	(22.1)

Operating expenses
Selling and administrative	(622)	(553)	12.5
Research and development	(790)	(723)	9.3
Pre-operating and operational stoppage	(403)	(450)	(10.4)
(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net	301	(266)	(213.2)
Other operating revenues (expenses), net	(1,489)	(1,498)	(0.6)
Operating income	10,788	14,205	(24.1)

Financial income	422	432	(2.3)
Financial expenses	(1,473)	(1,459)	1.0
Other financial items, net	(2,772)	(919)	201.6
Equity results and other results in associates and joint ventures	(269)	(1,108)	(75.7)
Income before income taxes	6,696	11,151	(40.0)
Income taxes	(721)	(3,046)	(76.3)

Net income	5,975	8,105	(26.3)
(Loss) net income attributable to noncontrolling interests	(191)	122	(256.6)
Net income attributable to Vale’s shareholders	6,166	7,983	(22.8)

VALE ANNUAL REPORT FORM 20-F | 123

RESULTS OF OPERATIONS

  Consolidated Revenues

In 2024, our net operating revenue decreased by US$3,728 million, or 8.9%, to US$38,056 million, from US$41,784 million recorded in 2023. The decrease was mainly due to the 7.8% drop in the realized average prices of iron ore fines and pellets, with an impact of US$3,754 million. For more information on our average realized prices and sale volumes, see Operating and Financial Review and Prospects—Overview—Results of Operations by Segment.

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

The following table summarizes, for each of the years indicated, the distribution of our net operating revenue based on the geographical location of our customers.

	For the year ended December 31,
	2024		2023
	(US$ million)	(% of total)	(US$ million)	(% of total)
Asia
China(1)	19,375	50.9	22,210	53.2
Japan	3,050	8.0	3,219	7.7
Other	2,887	7.6	2,675	6.4
Asia – total	25,312	66.5	28,104	67.3
America
United States	1,075	2.8	1,623	3.9
Brazil	3,565	9.4	3,755	9.0
Other	970	2.5	897	2.1
America – total	5,610	14.7	6,275	15.0
Europe
Germany	1,467	3.9	1,351	3.2
Other	3,019	7.9	3,677	8.8
Europe – total	4,486	11.8	5,028	12.0
Rest of the world (2)	2,648	7.0	2,377	5.7
Total	38,056	100.0	41,784	100.0

(1) In 2024, corresponds to 95.8% (2023: 97.2%) for China Mainland and 4.2% for Taiwan (2023: 2.8%).

(2) Corresponds to Middle East, Africa, and Oceania

  CONSOLIDATED OPERATING COSTS AND EXPENSES

Our cost of goods sold and services rendered totaled US$24,265 million in 2024, an increase from US$24,089 million recorded in 2023, mainly due to higher spot freight prices of iron ore fines and pellets, with an impact of US$498 million, partially offset by lower costs associated with the acquisition of third-party products, with an impact of US$295 million.

Our research and development expenses totaled US$790 million in 2024, a 9.3% or US$67 million increase from US$723 million recorded in 2023, mainly due to projects related to decarbonization, efficiency and environmental innovation, development of mega hubs and mineral exploration.

Our pre-operating and operational stoppage expenses totaled US$403 million in 2024, a 10.4% or US$47 million decrease from US$450 million recorded in 2023, mainly due to the resumption of operations at Viga, Mutuca, Capão Xavier and Vargem Grande.

Impairment or reversal of impairment and gains or losses on disposal of non-current assets, net, totaled a gain of US$301 million compared to a loss of US$266 million recorded in 2023, mainly due to the gain from the divestments in PT Vale Indonesia Tbk and Vale Oman Distribution Center in the amounts of US$1,059 million and US$1,222 million, respectively, net of the impairment losses on nickel assets in Thompson and Newfoundland and Labrador in the amounts of US$1,405 million and US$540 million, respectively.

VALE ANNUAL REPORT FORM 20-F | 124

RESULTS OF OPERATIONS

Our other operating expenses, net, totaled US$1,489 million in 2024, in line with US$1,498 million recorded in 2023. For a description of our other operating expenses, see Note 6 (c) to our consolidated financial statements.

  Results of Operations by Segment

Sales volumes

The following table sets forth our principal products and the total volumes sold of each product in each of the years indicated:

	For the year ended December 31,
	2024	2023	% change
	(thousand metric tons, except for %)
Iron Solutions
Iron ore fines	260,314	256,789	1.4
Iron ore pellets	38,300	35,840	6.9
ROM (run of mine)	8,038	8,290	(3.0)
Energy Transition Metals
Nickel and other products	155	168	(7.7)
Copper	250	234	6.8
Copper as nickel co-product	77	74	4.1

Average realized prices

The following table sets forth our average realized prices for our principal products for each of the years indicated. We determine average realized prices based on our net operating revenue, which consist of the price charged to customers, excluding certain items that we deduct in arriving at net operating revenue, mainly value-added tax.

	For the year ended December 31,
	2024	2023	% change
	(US$ per metric ton, except for %)
Iron Solutions
Iron ore fines	95	108	(12.0)
Iron ore pellets	155	162	(4.9)
Energy Transition Metals
Nickel	17,078	21,830	(21.8)
Copper	8,811	7,960	10.7
Copper as nickel by-product	8,413	7,720	9.0

We discuss below, for each segment, the changes in our net operating revenue, cost of goods sold and services rendered (excluding depreciation, depletion and amortization) and Adjusted EBITDA. The expenses incurred in connection with remediation, indemnification and donations in respect of the Brumadinho dam failure are not directly related to our operating activities and are therefore not allocated to any operating segment.

VALE ANNUAL REPORT FORM 20-F | 125

RESULTS OF OPERATIONS

Net operating revenue by segment

The following table summarizes our net operating revenue by product for the years indicated.

	For the year ended December 31,
	2024	2023	% change
	(US$ million, except for %)
Iron Solutions
Iron ore	24,805	27,760	(10.6)
Iron ore pellets	5,921	5,803	2.0
Other ferrous products and services	718	516	39.1
Iron Solutions – total	31,444	34,079	(7.7)
Energy Transition Metals
Nickel and other products	3,666	5,193	(29.4)
Copper	2,805	2,376	18.1
Other energy transition metals	141	-	n.m.
Energy Transition Metals – total	6,612	7,569	(12.6)
Other (1)	-	136	(100.0)
Total	38,056	41,784	(8.9)

(1) The effects previously presented as “Other” were allocated to each segment starting from the year ended December 31, 2024. For more information, see Operating and Financial Review and Prospects—Overview—Adjusted EBITDA by segment.

n.m. Not meaningful

Net operating revenue from sales of:

Iron Solutions. Total of US$31,444 million in 2024, a 7.7% or US$2,635 million decrease from US$34,079 million in 2023, mainly reflecting the 7.8% drop in the average realized prices of iron ore fines and pellets, with an impact of US$3,754 million, partially offset by the 2.0% increase in the sales volumes of iron ore fines and pellets, with an impact of US$917 million.

Energy Transition Metals. Total of US$6,612 million in 2024, a 12.6% or US$957 million decrease from US$7,569 million in 2023, mainly reflecting the 21.8% drop in the realized prices of nickel, with an impact of US$787 million, and a 7.7% decrease in nickel sales volumes due to planned maintenance in Ontario and furnace overhaul in Onça Puma, with an impact of US$112 million.

VALE ANNUAL REPORT FORM 20-F | 126

RESULTS OF OPERATIONS

Cost of goods sold and services rendered by segment (excluding depreciation, depletion and amortization)

The following table presents, for each year indicated, our cost of goods sold and services rendered (excluding depreciation, depletion and amortization) by segment and the percentage change from year to year.

	For the year ended December 31,
	2024	2023	% change
	(US$ million, except for %)
Iron Solutions
Iron ore	12,846	12,357	4.0
Iron ore pellets	2,920	2,759	5.8
Other ferrous products and services	556	335	66.0
Iron Solutions – total	16,322	15,451	5.6
Energy Transition Metals
Nickel and other products	3,414	4,169	(18.1)
Copper	1,472	1,357	8.5
Other energy transition metals	154	-	n.m.
Energy Transition Metals – total	5,040	5,526	(8.8)
Other(1)	-	196	(100.0)
Total (excluding depreciation, depletion and amortization)	21,362	21,173	0.9
Depreciation, depletion and amortization	2,903	2,916	(0.4)
Total (including depreciation, depletion and amortization)	24,265	24,089	0.7

(1) The effects previously presented as “Other” were allocated to each segment starting from the year ended December 31, 2024. For more information, see Operating and Financial Review and Prospects—Overview—Adjusted EBITDA by segment

n.m Not meaningful

Cost of goods sold and services rendered from:

Iron Solutions (excluding depreciation, depletion and amortization). Increased by 5.6% or US$871 million in 2024 to US$16,322 million from US$15,451 million in 2023. This increase primarily reflects higher spot freight prices (impact of US$338 million) and improvements to the production process mainly in the North and Southeast system (impact of US$286 million).

Energy Transition Metals (excluding depreciation, depletion and amortization). Decreased by 8.8% or US$486 million in 2024 to US$5,040 million from US$5,526 million in 2023. This decrease primarily reflects lower costs associated with the acquisition of third-party products (impact of US$295 million) and a 7.7% decrease in nickel sales volume due to planned maintenance in Ontario and furnace overhaul in Onça Puma (impact of US$123 million).

VALE ANNUAL REPORT FORM 20-F | 127

RESULTS OF OPERATIONS

Adjusted EBITDA by segment

Our management uses Adjusted EBITDA as the measure to assess the contribution of each segment to our performance and to support decision-making in allocating resources. Adjusted EBITDA for each segment is defined as operating income or loss, for such segment, (a) adding the EBITDA from interests in associates and joint ventures and (b) excluding (i) depreciation, depletion and amortization and (ii) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net and other.

In 2024, our chief operating decision maker (CODM) changed our Adjusted EBITDA definition, as compared to the definition we used in 2023 and prior years, to replace, for each segment, “dividends received from associates and joint ventures” with the “EBITDA from associates and joint ventures”, which is a measure of our “equity results” excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net.

The comparative information in our consolidated financial statements was revised to reflect this change in the Adjusted EBITDA definition. The effect of the inclusion of the “EBITDA from associates and joint ventures” and the exclusion of “dividends received from associates and joint ventures” in our Consolidated Adjusted EBITDA for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, is US$940 million, US$844 million and US$774 million, respectively.

Our CODM believes this revision provides investors with a better view of the performance of our operating segments, as it reflects our proportional interest in the performance of our associates and joint ventures operating in the same segment. For more information, see note 5 to our consolidated financial statements.

Additionally, as a result of the reorganization of assets and the governance structure established for the Energy Transition Metals segment, following the sale of a noncontrolling interest in this segment (for more information, see note 17(e) to our consolidated financial statements), the “Other” segment was reorganized to better allocate the effects thereunder to each of the Iron Solutions and Energy Transition Metals segments. These effects have been allocated to each segment starting from the year ended December 31, 2024.

The following table summarizes our Adjusted EBITDA for each of our segments.

	For the year ended December 31,
	2024	2023	2022
	(US$ million)
Iron Solutions
Iron ore	11,598	15,205	15,929
Iron ore pellets	3,166	3,136	3,758
Other ferrous products and services	321	473	410
Iron Solutions – total	15,085	18,814	20,097
Energy Transition Metals
Nickel	114	851	1,924
Copper	1,521	1,100	569
Other energy transition metals	(182)	12	-
Energy Transition Metals – total	1,453	1,963	2,493
Other (1)	(1,698)	(2,176)	(2,210)
Adjusted EBITDA from continuing operations	14,840	18,601	20,380

(1) Includes revenues and expenses of other products, services, research and development, investments in joint ventures and associates of other business and corporate expenses unallocated to the reportable segments, as well the costs related to the Brumadinho event.

Adjusted EBITDA from:

Iron Solutions. Total of US$15,085 million in 2024, a decrease of US$3,729 million or 19.8%, when compared to our Adjusted EBITDA from continuing operations of US$18,814 million in 2023. This decrease mainly reflects lower average realized prices of iron ore fines and pellets, which had an impact of US$3,754 million. In 2023, the decrease of US$1,283 million compared to our Adjusted EBITDA from continuing operations of 2022 mainly reflects lower average realized prices of Iron Solutions and higher third-party purchases.

Energy Transition Metals. Total of US$1,453 million in 2024, a decrease of US$510 million or 26.0%, when compared to our Adjusted EBITDA from continuing operations of US$1,963 million in 2023. This reduction mainly reflects lower average realized prices of nickel, with an impact of US$787 million, offset by an increase in the average realized prices of copper, with an impact of US$214 million. In 2023, the decrease of US$530 million compared to our Adjusted EBITDA from continuing operations of 2022 is mainly due to lower realized prices of nickel and the decrease in nickel sales volumes due to planned maintenance in Ontario and furnace overhaul in Onça Puma.

VALE ANNUAL REPORT FORM 20-F | 128

RESULTS OF OPERATIONS

  FINANCIAL RESULTS

The following table details our financial results for the years indicated.

	For the year ended December 31,
	2024	2023	% change
	(US$ million, except for %)
Financial income (1)	422	432	(2.3)
Financial expenses (2)	(1,473)	(1,459)	1.0
Foreign exchange and indexation gains (losses), net	(1,388)	(1,643)	(15.5)
Participative shareholders’ debentures	(175)	(179)	(2.2)
Derivatives financial instruments, net	(1,209)	903	(233.9)
Total	(3,823)	(1,946)	96.5

(1) Includes short-term investments and other financial income (see note 7 to our consolidated financial statements).

(2) Includes loans and borrowings interest, interest on supplier finance arrangements, interest expenses of REFIS (a tax settlement program), interest on lease liabilities and others financial expenses (see note 7 to our consolidated financial statements).

In 2024, our financial results were mostly impacted by a loss of US$1,209 million related to mark-to-market adjustments in our derivatives financial instruments, following the Brazilian real depreciation by 27.9% against the U.S. dollar in 2024, compared to a gain of US$903 million associated with a 7.2% appreciation of the Brazilian real against the U.S. dollar in 2023. These derivatives financial instruments are swaps primarily used to convert debt denominated in Brazilian reais into U.S. dollars to protect our cash flow from exchange rate volatility.

  EQUITY RESULTS AND OTHER RESULTS IN ASSOCIATES AND JOINT VENTURES

In 2024, we recorded a loss in equity results and other results in associates and joint ventures of US$269 million, a reduction of US$839 million compared to a loss of US$1,108 million in 2023. In 2024, our equity results and other results in associates and joint ventures were mostly impacted by an expense of US$956 million associated to the increase in the provision relating to Samarco’s dam failure due to the Definitive Settlement, partially offset by a gain of US$305 million from the remeasurement to fair value of the equity interest we previously held in connection with the acquisition of Aliança Geração de Energia S.A., compared to an expense of US$1,200 million in 2023 associated to the increase in the provision relating to Samarco’s dam failure due to changes in estimates based on all information available at that time about the status of a potential settlement agreement.

  Income taxes

In 2024, we recorded an income tax expense of US$721 million, a reduction of US$2,325 million compared to the income tax expense of US$3,046 million recorded in 2023, mainly due to a 40% reduction in taxable income following the recognition of gains arising from acquisitions and divestitures, which has no tax impacts. The reconciliation of taxes calculated at nominal tax rates and the amount of taxes recorded at effective rate is presented in note 9 to our consolidated financial statements.

  Net income and losses

For the reasons discussed above, our net income attributable to our shareholders in 2024 was US$6,166 million, compared to US$7,983 million in 2023.

  Reconciliation of consolidated adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure, which is calculated based on the operating income or loss and (a) adding the EBITDA from interests in associates and joint ventures and (b) excluding (i) depreciation, depletion and amortization and (ii) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net. Our management uses Adjusted EBITDA as an additional measure of our consolidated performance.

In 2024, our CODM changed our Adjusted EBITDA definition. For more information, see Operating and Financial Review and Prospects—Overview—Adjusted EBITDA by segment and note 5 to our consolidated financial statements.

VALE ANNUAL REPORT FORM 20-F | 129

RESULTS OF OPERATIONS

The table below shows a reconciliation of our consolidated Adjusted EBITDA with our consolidated net income or loss for the years indicated.

	For the year ended December 31,
	2024	2023	2022
	(US$ million)
Net income attributable to Vale’s shareholders	6,166	7,983	16,728
(Loss) net income attributable to non-controlling interests	(191)	122	82
Net income from continuing operations	5,975	8,105	16,810
Income taxes	721	3,046	2,971
Equity results and other results in associates and joint ventures	269	1,108	(305)
Financial results, net	3,823	1,946	(2,268)
Depreciation, depletion and amortization	3,057	3,070	3,171
EBITDA from associates and joint ventures	940	844	774
(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net and other (1)	55	482	(773)
Adjusted EBITDA from continuing operations	14,840	18,601	20,380

(1) Includes an adjustment of US$356 million for the year ended December 31, 2024 (2023: US$216 million), to reflect the performance of streaming transactions at market prices.

In 2024, our consolidated Adjusted EBITDA from continuing operations decreased to US$14,840 million from US$18,601 million in 2023, mainly due to the 7.8% drop in the realized average prices of iron ore fines and pellets, with an impact of US$3,754 million. In 2023, our consolidated Adjusted EBITDA from continuing operations decreased to US$18,601 million from US$20,380 million in 2022, mainly due lower net operating revenue from sales associated to lower average realized prices of Iron Solutions and average realized prices decrease of nickel and copper.

VALE ANNUAL REPORT FORM 20-F | 130

Liquidity and capital resources

Our principal funding requirements are for capital expenditures, dividends payments, share buybacks, debt service, tax payments, dam de-characterization and satisfaction of our obligations relating to the remediation and compensation of damages in connection with the Brumadinho dam failure and any contribution we may be required to make in connection with the Fundão dam failure, pursuant to the Definitive Settlement. We expect to meet these requirements, in line with our historical practice, by using cash generated from operating activities and financing activities.

Our investment guidance for capital expenditures in 2025 and thereafter is approximately US$6.2 billion. A principal amount of US$836 million of our debt matures in 2025. We expect to incur a total amount of US$3,113 million relating to the remediation and compensation in connection with the Brumadinho and Fundão dam failures and de-characterization of dams in 2025 and after 2025 our aggregate expected expenses with provision is US$6,253 million. We have an aggregate principal amount of US$2,690 million debt maturing between 2026 and 2028, and US$11,082 million maturing after 2028. We expect that our existing cash and cash equivalents and our operating cash flows will be sufficient to satisfy our obligations due in 2025 and thereafter. We are constantly evaluating opportunities for additional cash generation. Finally, we are committed to further reducing our costs and expenses and maintaining sound leverage levels and discipline in capital allocation.

  Sources of funds

Our principal sources of funds are our operating cash flow and financing activities. In 2024, the net cash flow generated by operating activities was US$9,366 million, compared to US$13,165 million in 2023. The amount of operating cash flow is strongly affected by global prices for our products. This decrease in 2024 was mainly due to the decline in the average realized prices for iron ore fines and pellets and nickel, with an impact of US$4,541 million, partially offset by the increase in the volume of iron ore fines and pellets, with an impact of US$917 million.

As of December 31, 2024, our cash, cash equivalents and short-term investments totaled US$5,006 million compared to US$3,660 million as of December 31, 2023.

In 2024, we borrowed US$4,855 million, including (a) an amount in Brazilian reais equivalent to approximately US$1,000 million in Brazilian debentures, in three series, at a rate of IPCA plus 6.38% to 6.44% per year, maturing in 2034, 2036, and 2039, (b) US$1,000 million in bonds, with a 6.400% coupon per year, maturing in 2054; and (c) other loans and borrowings, mainly indexed to SOFR plus a spread, maturing from 2024 to 2035. In 2023, we borrowed US$1,950 million, including (a) US$1,500 million in bonds, with a 6.125% coupon per year, maturing in 2033, and (b) other loans and borrowings, at a rate of SOFR plus a spread, maturing in 2028.

  Uses of funds

Reparation Obligations

In 2024, we used a total amount of cash of US$1,287 million (US$1,814 million in 2023) in matters related to the Brumadinho dam failure, of which US$583 million were used in connection with obligations assumed under settlement agreements (US$1,004 million in 2023), US$326 million in individual indemnification and other commitments (US$326 million in 2023), and US$378 million in connection to incurred expenses (US$484 million in 2023).

In 2024, we used a total of US$808 million in cash for remediation obligations related to Samarco’s dam failure, compared to US$553 million in 2023. For more information, see note 27(a) to our consolidated financial statements.

In 2024, we also used US$533 million in cash for matters related to the de-characterization of dams, compared to US$458 million in 2023. For more information, see note 28 to our consolidated financial statements.

Acquisition of property, plant and equipment and intangible assets

Our acquisition of property, plant and equipment and intangible assets in 2024 totaled US$6.4 billion, compared to US$5.9 billion in 2023, including US$4.5 billion (compared to US$4.3 billion in 2023) dedicated to sustaining our existing operations and US$1.5 billion (compared to US$1.7 billion in 2023) allocated to project execution (construction in progress).

VALE ANNUAL REPORT FORM 20-F | 131

LIQUIDITY AND CAPITAL RESOURCES

Our investment guidance for acquisition of property, plant and equipment and intangible assets in 2025 is approximately US$6.2 billion, to sustain our production, support our low-carbon agenda initiatives, and seize accretive growth opportunities.

The following table sets forth total expenditures in 2024 for our main investment projects and expenditures budgeted for those projects in 2025, together with estimated total expenditures for each project and the actual or estimated startup date of each project as of December 31, 2024.

			Executed CAPEX	Expected CAPEX
Business area	Main projects(1)	Actual or Estimated start-up	2024(2)	Total executed(3)	2025(4)	Total expected(5)
			(US$ million)
Iron Solutions	Gelado	2H22	30	421	35	428
Iron Solutions	Briquetting Tubarão	1H24	68	308	30	342
Iron Solutions	Northern System 240 Mt Program(6)	2H24	85	728	17	772
Iron Solutions	Capanema Maximization	2H25	298	691	199	913
Iron Solutions	Serra Sul +20 Program	2H25	490	1.404	447	2.844
Energy Transition Metals: Nickel	VBME	2H24(7)	413	2,879	52	2,940
Energy Transition Metals: Nickel	Onça Puma 2nd furnace	2H25	175	275	167	555

(1) Projects approved by our Board of Directors.

(2) Executed capital expenditures comprise the sum of cash outflows.

(3) Total executed CAPEX through December 31, 2024, including capital expenditures in prior periods.

(4) Figure presented corresponds to the investment guidance for capital expenditures in 2025 of approximately US$6,2 billion.

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

(6) The number presented includes the Northern System 240 Mt project, 240 Mtpa Porto, 240 Mtpa Ferrovia and +10 Mtpa.

(7) The project had 100% of physical progress completed in the 4Q24 and the full ramp-up is expected by the second half of 2026.

Distributions and share buyback

Distributions. In 2024, we approved dividends and interest on capital to our shareholders totaling US$4,360 million. On February 19, 2025, the Board of Directors approved remuneration to shareholders in the total amount of US$1,596 million.

Share buyback. In 2024, we repurchased 30,923,573 common shares (including common shares in the form of ADRs) at an average price of US$13.23 per share, totaling US$409 million. On February 19, 2025, the Board of Directors approved a new share buyback program for the acquisition of up to 120 million common shares within a period of 18 months.

Tax payments

We paid US$1,462 million in income tax in 2024, excluding the payments in connection with REFIS (a tax settlement program), compared to US$1,487 million in income tax in 2023. In 2024, we paid a total of US$397 million in connection with the REFIS, compared to US$403 million in 2023.

Liability Management

In 2024, we repaid US$2,605 million (compared to US$658 million in 2023) under our financing agreements.

In March 2025, we completed cash repurchases of notes issued by Vale Overseas Limited and guaranteed by Vale S.A., as follows: US$103 million of outstanding 8.250% guaranteed notes due 2034, US$ 171 million of outstanding 6.875% guaranteed notes due 2039, and US$55 million of outstanding 6.875% guaranteed notes due 2036. Combined, the tender offers allowed us to repay an aggregate principal amount of US$329 million in debt.

VALE ANNUAL REPORT FORM 20-F | 132

LIQUIDITY AND CAPITAL RESOURCES

  Debt

As of December 31, 2024, our total outstanding debt (including loans and borrowings) was US$14,792 million (including US$14,608 million of principal and US$184 million of accrued charges) compared to US$12,471 million as of December 31, 2023.

As of December 31, 2024, we had loans and borrowings amounting to US$1,091 million secured by fixed assets and the weighted average of the remaining term of our debt was 8.7 years, compared to 7.9 years in 2023.

As of December 31, 2024, our current loans and borrowings was US$1,020 million compared to US$824 million in 2023, including accrued interest.

Our major categories of non-current loans and borrowings are described below. The principal amounts shown below, excluding accrued interest.

•	U.S. dollar-denominated fixed rate notes as of December 31, 2024 was US$7,187 million compared to US$7,157 million as of December 31, 2023. We have issued in public offerings several series of fixed rate debt securities, directly by Vale and through our wholly owned finance subsidiary Vale Overseas Limited (debt securities guaranteed by Vale) totaling US$6,908 million, compared to US$6,878 million in 2023. Our subsidiary Vale Canada has outstanding fixed rate note in the amount of US$279 million as of December 31, 2024, compared to US$279 million as of December 31, 2023.
•	U.S. dollar-denominated debt contracts in the international market as of December 31, 2024 was US$5,042 million compared to US$3,945 million as of December 31, 2023. This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations.
•	Other debt as of December 31, 2024 was US$1,543 million compared to US$545 million as of December 31, 2023. We have outstanding debt, principally owed to BNDES, Brazilian commercial banks and holders of infrastructure debentures, denominated in Brazilian reais and other currencies.

As of December 31, 2024, we had two revolving credit facilities with syndicates of international banks, which will mature in 2026 and 2029. The revolving credit lines, which are committed, allow more efficient cash management, consistent with our strategic focus on reducing cost of capital. We currently have US$5 billion available under these two revolving credit lines which can be drawn by Vale, Vale Canada and Vale International.

Some of our long-term debt instruments contain financial covenants and most include cross acceleration provisions. 18.2% of the aggregate principal amount of our total debt require that we maintain, as of the end of each fiscal year, (i) a consolidated ratio of total debt to adjusted EBITDA for the past 12 months not exceeding 4.5 to one and (ii) a consolidated interest coverage ratio of at least 2.0 to one. These covenants appear in our financing agreements with BNDES, with other export and development agencies and with some other lenders. We complied with these covenants in 2024 and 2023.

As of December 31, 2024, the corporate financial guarantees we provided (within the limit of our direct or indirect interest) for certain associates and joint ventures totaled US$210 million, compared to US$274 million in 2023.

In February 2025, Vale Overseas Limited issued US$750 million of 6.400% guaranteed notes due 2054, guaranteed by Vale S.A. These notes will be consolidated and form a single series with Vale Overseas Limited’s US$1,000 million 6.400% guaranteed notes due 2054 issued in June 2024.

VALE ANNUAL REPORT FORM 20-F | 133

IV.	Share ownership and trading

Major shareholders

As of February 28, 2025, our corporate capital was composed of 4,268,778,787 common shares, including 12 golden shares held by the Brazilian government. The 12 golden shares have veto powers over certain actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities.

The following table sets forth information regarding ownership of our shares by the shareholders we know beneficially own more than 5% of our outstanding capital stock, and by our directors and executive officers as a group, as of February 28, 2025 unless otherwise indicated.

Shareholders	Common shares owned	% of class(5)
Caixa de Previdência dos Funcionários do Banco do Brasil (Previ)(1)	396,079,982	9.3
BlackRock, Inc.	289,063,618(2)	6.8
Mitsui & Co., Ltd.(3)	286,347,055	6.7
Board of directors and executive officers as a group(4)	752,732	0.0

(1) Previ is a shareholder of Litel Participações S.A. (Litel) and Litela Participações S.A. (Litela), which were part of our former control group.

(2) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC on February 9, 2024.

(3) Mitsui & Co. Ltd. (Mitsui) was part of our former control group.

(4) Number of shares as of December 30, 2024.

(5) All percentages are based on 4,268,778,787 common shares outstanding as of February 28, 2025. We held 270,228,793 shares in treasury as of February 28, 2025.

We were informed of the following significant changes in the percentage ownership held by our major shareholders during the past three years:

•	PREVI. In 2022 and 2023, PREVI reduced its shareholding interest in Vale, and as of February 29, 2024, PREVI held 396,876,382 common shares. From 2017 and 2020, Litel, Litela, Mitsui, Bradespar and BNDES Participações S.A. were parties to a shareholders’ agreement, pursuant to which they voted together on certain matters. Since 2020, there are no shareholders’ agreements filed at our headquarters, and we no longer have a controlling shareholder.
•	Bradespar. In January 2022, Bradespar S.A. (Bradespar) transferred to its shareholders, as a result of a capital reduction, 130,654,877 common shares. Consequently, Bradespar reduced its shareholding interest in Vale to 163,252,389 common shares, representing an aggregate of 3.3% of our outstanding share capital (based on a total outstanding share capital of 4,821,642,536 common shares outstanding as of January 31, 2022).
•	Capital Research and Management Company. Capital World Investors reported 161,357,883 shares as of December 29, 2023 and 294,061,122 shares as of December 30, 2022. Capital Research Global Investors reported 214,791,969 shares as of December 30, 2022. Capital International Investors reported 134,097,229 shares as of December 30, 2022.

VALE ANNUAL REPORT FORM 20-F | 134

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

Previ, a pension fund of the employees of Banco do Brasil S.A. (Banco do Brasil), owns 8.7% of the common shares of Vale as of February, 2025. Banco do Brasil appoints three out of the six members of Previ’s senior management. An affiliate of Banco do Brasil is the manager of BB Carteira Ativa. Banco do Brasil is also a full-service financial institution, and Banco do Brasil and its affiliates have performed, and may perform in the future, investment banking, advisory or general financing and banking services for us and our affiliates, from time to time, in the ordinary course of business.

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

We have provided in the past, and may continue to provide, funding for Samarco and Fundação Renova. See Operating and Financial Review and Prospects—Overview—Samarco Funding and the Definitive Settlement.

We have also entered into indemnification agreements with each of our directors and executive officers, in accordance with our Indemnity Policy, approved by our Board of Directors.

VALE ANNUAL REPORT FORM 20-F | 135

RELATED PARTY TRANSACTIONS

We have engaged, and expect to continue to engage, in arm’s length transactions with certain of our associates, joint ventures and other related parties. For information regarding investments in associate companies and joint ventures and for information regarding transactions with major related parties, see notes 16 and 32(b) to our consolidated financial statements.

VALE ANNUAL REPORT FORM 20-F | 136

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

		Reais per share			U.S. dollars per share(1)	U.S. dollars total(1)
Year	Payment date	Dividends	Interest on equity	Total	Total	(US$ million)
2021	March 15, 2021	3.4	0.8	4.2	0.8	3,972
	June 30, 2021	2.2	–	2.2	0.4	2,200
	September 30, 2021	8.2	–	8.2	1.5	7,644
2022	March 16, 2022	3.7	–	3.7	0.7	3,500
	September 1, 2022	2.0	1.5	3.5	0.6	3,000
2023	March 22, 2023	1.8	0.3	2.1	0.4	1,823
	September 01, 2023	–	1.9	1.9	0.4	1,744
	December 01, 2023	1.6	0.8	2.4	0.5	2,000
2024	March 19, 2024	2.7	-	2.7	0.6	2,364
	September 4, 2024	-	2.1	2.1	0.4	1,608
2025	March 14, 2025	2.1	0.5	2.6	0.5	1,984

(1) As approved by the Board of Directors.

VALE ANNUAL REPORT FORM 20-F | 137

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

Our common ADSs, each representing one common share, are traded on the New York Stock Exchange (NYSE), under the ticker symbol VALE, level 2 ADS. Citibank N.A. serves as the depositary for the common ADSs. On December 31, 2024, there were 1,211,148,744 common ADSs outstanding, representing 26.7% of our total share capital.

VALE ANNUAL REPORT FORM 20-F | 138

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

VALE ANNUAL REPORT FORM 20-F | 139

DEPOSITARY SHARES

The depositary reimburses us for certain expenses we incur in connection with the ADR program and other expenses, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. The depositary also agreed to make an additional reimbursement annually based on the issuance and cancellation fees, dividend fees and depositary service fees charged by the depositary to our ADS holders. For the year ended December 31, 2024, Citibank N.A. reimbursed us US$21 million, including US$10 million in dividend fees.

VALE ANNUAL REPORT FORM 20-F | 140

Purchases of equity securities by the issuer and affiliated purchasers

The table below sets forth the information of our share buyback programs in 2024. See note 31 to our consolidated financial statements for further information about our share buyback programs.

	Total number of common shares purchased(1)	Average price paid per common share (US$)	Total number of common shares purchased as part of publicly announced programs(2)(3)	Maximum number of shares that may yet be purchased under the programs
January 2024	13,692,328	14.24	13,692,328	133,307,672
February 2024	5,938,686	13.54	5,938,686	127,368,986
April 2024	4,388,719	12.10	4,388,719	122,980,267
May 2024	2,622,440	12.61	2,622,440	120,357,827
June 2024	2,417,000	11.35	2,417,000	117,940,827
July 2024	1,074,800	11.42	1,074,800	116,866,027
August 2024	789,600	10.25	789,600	116,076,427
Total	30,923,573	12.21	30,923,573	116,076,427

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

Summary of purchases made by Vale S.A. and its wholly owned subsidiaries in 2024

Company	Quantity	Amount US$ million
Vale S.A.	18,251,159	240
Wholly owned subsidiaries	12,672,414	169
Total	30,923,573	409

In February 2025, our Board of Directors approved, a new share buyback program for the acquisition of up to 120 million common shares within a period of 18 months.

VALE ANNUAL REPORT FORM 20-F | 141

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

•	Our shareholders vote to elect the members of our Board of Directors on an individual basis (as opposed to voting for a slate of candidates).
•	Our shareholders elect the chairperson and vice-chairperson of our Board of Directors directly.
•	We currently have eight independent members in our Board of Directors, out of a total of 13 members.
•	Our chief executive officer is not a member of our Board of Director.
•	Since 2023, the chairperson of the Board of Directors is not an independent member and, for this reason, the independent directors appointed a lead independent director (LID).
•	Under the rules of the Novo Mercado, to be considered independent, a director may not (i) be a direct or indirect controlling shareholder of Vale; (ii) have its vote subject to a shareholder’s agreement; (iii) be a relative, to the second degree of any director or executive of Vale; or (iv) have been an employee or executive of Vale in the past three years. The Novo Mercado rules also provide for other situations that require a case-by-case analysis of the independence of a director. Since March 2021, our bylaws provide that, in addition to the Novo Mercado independence standards, to be considered independent, a director may not (i) hold more than 5% of our share capital or have any formal or declared relation with any shareholder holding more than 5% of our share capital; or (ii) have been a director of Vale for five or more consecutive or non-consecutive terms or for 10 or more consecutive or non-consecutive years. The current independent members of our Board of Directors are in compliance with the rules established by the Novo Mercado special segment of B3 and our bylaws.

The current members of the Board will hold office until the annual general shareholders’ meeting to be held in April 2025. The Board of Directors holds ordinary meetings at least eight times per year and holds extraordinary meetings whenever called by the Chairperson or, in his absence, by the Vice-Chairperson of the Board or by one third of the members of the Board. Decisions of the Board of Directors require the affirmative vote of the majority of its members.

The following tables lists the current and alternate members of the Board of Directors.

Director	Year first elected
Daniel André Stieler (chairperson)	2021
Marcelo Gasparino da Silva (vice-chairperson)(1)(2)(3)	2020
Fernando Jorge Buso Gomes	2015
Manuel Lino Silva de Sousa Oliveira(1)(4)	2021
Rachel de Oliveira Maia(1)	2021
Douglas James Upton(1)	2023
João Luiz Fukunaga	2023
Luis Henrique Cals de Beauclair Guimarães(1)	2023
Paulo Cesar Hartung Gomes(1)	2023
Shunji Komai	2023
Heloisa Belotti Bedicks(1)	2024
Reinaldo Duarte Castanheira Filho(1)	2024
André Viana Madeira(5)	2023

(1) Independent directors.

(2) Vice-chairperson since 2023.

(3) Alternate Director from 2019 to 2020.

(4) Lead Independent Director.

(5) Appointed by our employees.

VALE ANNUAL REPORT FORM 20-F | 142

MANAGEMENT

Alternate Director	Year first elected
Wagner Vasconcelos Xavier(1)	2023

(1) Appointed by our employees as alternate of André Viana Madeira.

Below is a summary of the business experience, activities, and areas of expertise of our current directors.

DANIEL ANDRÉ STIELER
ChairPERSON of the board of directors, COORDINATOR OF THE NOMINATION AND GOVERNANCE COMMITTEE AND MEMBER OF the Capital Allocation and Projects Committee
Born:	1965
First elected:	2021
Business experience:

▪   Coordinator of the Capital Allocation and Projects Committee, Member and Coordinator of the Financial Committee and Member of the Nomination Committee of Vale S.A.

▪   Member of the Fiscal Council of Braskem

▪   CEO of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI

▪   Member of the Deliberative Board of Associação Brasileira das Entidades Fechadas de Previdência Complementar – ABRAPP

▪   Member of the Board of Directors of Tupy S.A.

▪   Member of the Board of Directors of Alelo S.A.

▪   Member of the Board of Directors of Livelo S.A.

▪   Superintendent Director, Chairperson of the Deliberative Board and Member of the Fiscal Council of Economus Instituto de Seguridade Social

▪   Member of the Deliberative Board of Universidade Corporativa da Previdência Complementar – UniAbraap

▪   Controllership Officer of Banco do Brasil S.A.

▪   Member of the Fiscal Council of Eternit S.A.

MARCELO GASPARINO DA SILVA
VICE-CHAIRPERSON (INDEPENDENT DIRECTOR) OF THE BOARD OF DIRECTORS, MEMBER OF THE NOMINATION AND GOVERNANCE COMMITTEE AND MEMBER OF THE PEOPLE AND REMUNERATION COMMITTEE
Born:	1971
First elected:	2020 (alternate member of the Board from 2016 to 2017, and from 2019 to 2020)
Other current activities and director or officer positions:

▪   Member of the Capital Allocation and Projects Committee, Coordinator of the Sustainability Committee, Member of the Nomination Committee, Member of the Operational Excellence and Risks Committee, Member of the Sustainability Committee and Alternate Member of the Board of Directors of Vale S.A.

▪   Member of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras

▪   Coordinator of the Sustainability Committee of Centrais Elétricas Brasileiras S.A. - Eletrobras

▪   Independent Member of the Board of Directors of Banco do Brasil

▪   Member of the Audit Committee, and the People, Compensation and Eligibility Committee of Banco do Brasil

VALE ANNUAL REPORT FORM 20-F | 143

MANAGEMENT

Business experience:

▪   Chairperson of the Board of Directors of Eternit S.A.

▪   Member of the Board of Directors of Companhia Energética de Minas Gerais – CEMIG

▪   Member of the Board of Directors and Member of the Fiscal Council of Petróleo Brasileiro S.A. – Petrobras

▪   Professor at Fundação Escola de Governo ENA

▪   Vice-Chair of the Strategy, Governance and Sustainability Committee of Eletrobras Member of the Board of Directors of Kepler Weber S.A.

▪   Member of the Board of Directors of Companhia Catarinense de Águas e Saneamento – CASAN

▪   Member of the Board of Directors of Companhia de Gás de Minas Gerais - GASMIG

FERNANDO JORGE BUSO GOMES
Director and member of the Capital Allocation and Projects Committee
Born:	1956
First elected:	2015
Other current activities and director or officer positions:	▪ CEO and Investor Relation Officer of Bradespar S.A.
Business experience:

▪   Member of the Innovation Committee, Vice-Chairman of the Board of Directors, Coordinator and Member of the People, Compensation and Governance Committee, Coordinator of the Financial Committee of Vale S.A.

▪   Member of the Board of Directors, Vice Chairman of the Board of Directors and Chairman of the Board of Directors of Bradespar S.A.

MANUEL LINO SILVA DE SOUSA OLIVEIRA
LEAD INDEPENDENT DIRECTOR (LID) AND COORDINATOR AND FINANCIAL Expert OF THE AUDIT AND RISKS COMMITTEE
Born:	1952
First elected:	2021
Business experience:

▪   Member of the Capital Allocation and Projects Committee, Member of the People and Compensation Committee, Coordinator of the Audit Committee, Member of the Nomination and Governance Committee, Member of the Nomination Committee and Member of the People, Compensation and Governance Committee of Vale S.A.

▪   Chairperson and Member of the Board of Directors of Jubilee Metals Group PLC

▪   Senior Independent Member of the Board of Directors of Polymetal International PLC

▪   Senior Independent Member of the Board of Directors of Antofagasta PLC

▪   Independent Member of the Board of Directors Blackrock World Mining Investment Trust PLC

▪   Member of the Board of Directors of Vale Base Metals Limited

RACHEL DE OLIVEIRA MAIA
INDEPENDENT DIRECTOR, COORDINATOR OF THE SUSTAINABILITY COMMITTEE AND MEMBER OF THE NOMINATION AND GOVERNANCE COMMITTEE
Born:	1971
First elected:	2021

VALE ANNUAL REPORT FORM 20-F | 144

MANAGEMENT

Other current activities and director or officer positions:

▪   Independent member of the Board of Directors of Companhia Brasileira de Distribuição - Grupo Pão de Açúcar

▪   Member of the Audit Committee and Member of the People, Remuneration, and Eligibility Committee of Banco do Brasil

▪   Founder and CEO of RM Consulting

▪   Founder of the non-profit organization Instituto Capacita-ME

▪   Member of the Women of Brazil Group

▪   Member of the Economic and Social Committee of Development Board

▪   Chairperson of the Board of Directors of the United Nation Global Compact Brazil

▪   Ambassador of SDG 5 (gender equality) established by the United Nation

Business experience:

▪   Member of the Audit and Risks Committee, Member of the Sustainability Committee and Member of the Audit Committee of Vale S.A.

▪   Independent Member of the Board of Directors of Banco do Brasil

▪   Member of the Sustainability Committee of Banco do Brasil

▪   Independent Member of the Board of Directors of CVC Corp.

▪   Independent Member of the Board of Directors of Grupo Soma

▪   Diversity and Inclusion Advisor at Carrefour

▪   Managing Consultant of SumUp

▪   Chairperson of the Advisory Board of UNICEF

▪   Member of General Board of the Danish Consulate

▪   Member of Danish Chamber of Commerce CEO of Lacoste S.A. (Brazil)

DOUGLAS JAMES UPTON
INDEPENDENT DIRECTOR AND MEMBER OF the Capital Allocation and Projects Committee
Born:	1960
First elected:	2023
Other current activities and director or officer positions:	▪ Member of the Board of Directors of Vale Base Metals Limited ▪ Member of the Capital Allocation and Projects Committee of Vale Base Metals Limited
Business experience:	▪ Member of the Audit and Risk Committee of Vale S.A. ▪ Partner at The Capital Research Company – The Capital Group, Inc.
JOÃO LUIZ FUKUNAGA
DIRECTOR, COORDINATOR OF THE PEOPLE AND REMUNERATION COMMITTEE AND MEMBER OF THE SUSTAINABILITY COMMITTEE
Born:	1983
First elected:	2023
Other current activities and director or officer positions:	▪ CEO of PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil ▪ Secretary of Legal Affairs of the São Paulo Bank Workers’ Union
Business experience:	▪ Director, Union Auditor, National Coordinator of the Banco do Brasil Employees’ Negotiation Committee and Responsible for the Organization and Administrative Support department of the São Paulo Bank Workers’ Union

VALE ANNUAL REPORT FORM 20-F | 145

MANAGEMENT

LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES
INDEPENDENT DIRECTOR, COORDINATOR OF the Capital Allocation and Projects Committee AND MEMBER OF THE PEOPLE AND REMUNERATION COMMITTEE
Born:	1966
First elected:	2023
Other current activities and director or officer positions:	Member of the Board of Directors of Cosan S.A. Member of the Board of Directors of Cosan Luber Invested Limited.
Business experience:

▪   CEO of Cosan S.A.

▪   Member of the Board of Directors and CEO of Raízen S.A.

▪   Member of the Board of Directors of Compass Gás e Energia S.A.

▪   Member of the Board of Directors of Companhia de Gás São Paulo – Comgás

▪   Vice-Chairman of the Board of Directors of Rumo S.A.

▪   Member of the Board of Directors of Cosan Lubrificantes e Especialidades S.A.

▪   Member of the Board of Directors of Logum Logística S.A.

▪   Chairman of the Board of the Brazilian Association of Public Companies (ABRASCA)

▪   Member of the Board of Directors of Radar Propriedades Agrícolas S.A.

▪   Member of the Board of Directors of Radar II Propriedades Agrícolas S.A.

▪   Member of the Board of Directors of Janus Brasil Participações S.A.

▪   Member of the Board of Directors of Tellus Brasil Participações S.A.

▪   Member of the Board of Directors of Duguetiapar Empreendimentos e Participações S.A.

▪   Member of the Board of Directors of Gamiovapar Empreendimentos e Participações S.A.

▪   Member of the Board of Directors of Rede Integrada de Lojas de Conveniência e Proximidade S.A.

▪   CEO and Member of the Board of Directors of Raízen Energia S.A.

▪   Board Member of the Brazilian Institute of Petroleum (IBP)

PAULO CESAR HARTUNG GOMES
INDEPENDENT DIRECTOR AND MEMBER Of THE SUSTAINABILITY COMMITTEE
Born:	1957
First elected:	2023
Other current activities and director or officer positions:	▪ CEO of Ibá – Indústria Brasileira de Árvores
Business experience:	▪ Member of the Audit and Risks Committee and Member of the Innovation Committee of Vale S.A.
SHUNJI KOMAI
DIRECTOR, MEMBER OF THE PEOPLE AND REMUNERATION COMMITTEE AND MEMBER OF THE capital allocation and projects COMMITTEE
Born:	1971
First elected:	2023
Other current activities and director or officer positions:	▪ Senior Director (Vale Business) of Mitsui & Co., Ltd. ▪ Vice-President of Mitsui & CO. (Brazil) S.A.

VALE ANNUAL REPORT FORM 20-F | 146

MANAGEMENT

Business experience:

▪   Member of the Innovation Committee of Vale S.A.

▪   Deputy General Manager of the New Metals and Aluminum division of Mitsui & Co. Ltd. General Manager of the Brazil Business Department of the Iron Ore Division of Mitsui & Co. Ltd.

▪   CEO and Chairman of Mitsui & Co. Mineral Resources Development (Asia) Corp.

HELOISA BELOTTI BEDICKS
INDEPENDENT DIRECTOR, MEMBER Of THE SUSTAINABILITY COMMITTEE AND member OF THE AUDIT AND RISKS COMMITTEE
Born:	1960
First elected:	2024
Other current activities and director or officer positions:

▪   Member of the Board of Directors of Grupo MAPFRE

▪   Voluntary Member of the Fiscal Council of Fundação Boticário

▪   Voluntary Member of the UN Global Compact Brazil Network

▪   Member of the Audit Committee of Brasilseg

▪   Voluntary Member of the Deliberative Board of Missão Portas Abertas

▪   Member of the Audit Committee of GASMIG

▪   Independent Member of the Fiscal Council of TIM Brasil Serviços e Participações S.A.

Business experience:

▪   Member of the Fiscal Council of Vale S.A.

▪   Member of the Audit Committee of Nuclea

▪   Member of the Board of Directors and Advisory Committees of Banco Nacional de Desenvolvimento Economico e Social – BNDES

▪   Member of the Fiscal Council of Braskem

▪   General Director of the Brazilian Institute of Corporate Governance – IBGC

REINALDO DUARTE CASTANHEIRA FILHO
INDEPENDENT DIRECTOR, MEMBER OF THE capital allocation and projects COMMITTEE AND member OF THE AUDIT AND RISKS COMMITTEE
Born:	1969
First elected:	2024
Other current activities and director or officer positions:	▪ Managing Partner of Heritage Holding Ltda ▪ Independent Member of the Maringa Group’s Mining Committee
Business experience:	▪ Independent Member of the Board of Directors, Member of the Capital Allocation and Projects Committee and Member of the Audit and Risks Committee of Vale S.A.
ANDRÉ VIANA MADEIRA
DIRECTOR (EMPLOYEE REPRESENTATIVE MEMBER) and MEMBER OF THE SUSTAINABILITY COMMITTEE
Born:	1985
First elected:	2023
Business experience:	▪ Member of the PASA/AMS Deliberative Board

VALE ANNUAL REPORT FORM 20-F | 147

MANAGEMENT

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

Officer	Year of appointment	Position
Gustavo Duarte Pimenta	2024	Chief Executive Officer
Marcelo Feriozzi Bacci	2024	Executive Vice President, Finance and Investor Relations
Alexandre Silva D’Ambrósio	2021	Executive Vice-President, Corporate and External Affairs
Carlos Henrique Senna Medeiros	2019	Executive Vice-President, Operations
Rafael Jabur Bittar	2022	Executive Vice-President, Technical
Rogério Tavares Nogueira	2024	Executive Vice President, Commercial and New Business

Below is a summary of the business experience, activities and areas of expertise of our current executive officers.

Gustavo Duarte Pimenta
Chief Executive Officer
Born:	1978
Appointed:	2024
Other current activities and director or officer positions:	▪ Member of the Board of Directors of Vale Base Metals Limited.
Business experience:	▪ Executive Vice-President, Finance and Investor Relations of Vale ▪ CFO of The AES Corporation. ▪ CFO of AES Mexico, Central America & Caribbean. ▪ VP Strategy and M&A of Citibank.
Marcelo Feriozzi Bacci
Executive Vice-President, Finance and Investor Relations
Born:	▪ 1969
Appointed:	2024
Other current activities and director or officer positions:	▪ Member of the Board of Directors of Vale Base Metals Limited.
Business experience:	▪ CFO Suzano S.A. ▪ Member of the Board of Directors of Energisa S.A.
Alexandre SILVA D’AMBRÓSIO
Executive Vice-President, CORPORATE AND EXTERNAL AFFAIRS
Born:	▪ 1962
Appointed:	▪ 2021

VALE ANNUAL REPORT FORM 20-F | 148

MANAGEMENT

Other current activities and director or officer positions:	▪ Executive Officer at Vale International S.A.
Business experience:

▪   Executive Officer Legal & Taxes of Vale.

▪   General Counsel of Vale.

▪   Executive Vice-President of Banco Santander S.A.

▪   General Counsel and Global Vice-President of Grupo Votorantim.

▪   Member of the Board of Commissioners of PT Vale Indonesia

Carlos Henrique Senna Medeiros
Executive Vice-President, OPERATIONS
Born:	1963
Appointed:	2019
Business experience:	▪ Executive Officer for Safety and Operational Excellence of Vale. ▪ Executive President for North and Central America of Ball Corporation.
rafael jabur bittar
Executive Vice-President, technical
Born:	1980
Appointed:	2022
Business experience:	▪ Geotechnical Officer at Vale. ▪ Senior Global Director (Tailings and Waste Management) at Yamana Gold.
Rogério TAVARES Nogueira
Executive Vice-President, Commercial and New Business
Born:	▪ 1968
Appointed:	▪ 2024
Business experience:	▪ Executive Officer for Business and Product Development of Vale. ▪ Executive Officer for Marketing and Strategic Planning of Vale.

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

VALE ANNUAL REPORT FORM 20-F | 149

MANAGEMENT

We are subject to Rule 10A-3 under the Exchange Act, which requires, absent an exemption, that a listed company maintain an Audit and Risks Committee composed of members of the Board of Directors that meet specified requirements. Our Audit and Risks Committee is comprised only by independent members of the Board of Directors and complies with Rule 10A-3.

The following table lists the current members of the Audit and Risks Committee:

Member	Year first elected
Manuel Lino Silva de Sousa Oliveira(1)(2)	2021
Heloisa Belotti Bedicks	2024
Reinaldo Duarte Castanheira Filho	2024

(1) Coordinator

(2) Financial Expert

For a summary of the business experience, activities and areas of expertise of the members of our Audit and Risks committee please see summary under “Board of Directors.”

  OTHER ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS

Our bylaws provide five permanent advisory committees to the Board of Directors, each governed by its own internal rules: the Audit and Risks Committee, the Capital Allocation and Projects Committee, the People and Remuneration Committee, the Sustainability Committee and the Nomination and Governance Committee. In April 2024, the Board of Directors decided to discontinue the Innovation Committee, which was a non-permanent and non-statutory committee, allocating its responsibilities among the remaining committees. Additional committees may be created by the Board of Directors, at their discretion.

Audit and Risks Committee. For further information on our Audit and Risks Committee, see Audit and Risks Committee in this section.

Capital Allocation and Projects Committee. Responsible for advising the Board of Directors on matters related to long-term capital allocation strategies, including investments and disinvestment projects; guidelines on the remuneration of shareholders, capital structure strategy and financial guidelines; our funding and indebtedness strategy; guidelines for implementation, management and monitoring the capital and investment projects portfolio; annual and multiannual budget, among other matters. Its current members are Luis Henrique Cals de Beauclair Guimarães (Coordinator), Daniel André Stieler, Douglas James Upton, Fernando Jorge Buso Gomes, Reinaldo Duarte Castanheira Filho and Shunji Komai.

People and Remuneration Committee. Responsible for assisting the Board in long-term strategies concerning people; recommending and monitoring the implementation of the guidelines to foster initiatives related to organizational culture, specifically as it refers to diversity, equity and inclusion and people health and safety; defining performance assessment goals for the Executive Committee and other officers directly reporting to the CEO; nominating the CEO, and recommending the succession plan for the Executive Committee and other officers directly reporting to the CEO, including their successors, among other responsibilities. Its current members are João Luiz Fukunaga (Coordinator), Luis Henrique Cals de Beauclair Guimarães, Marcelo Gasparino da Silva and Shunji Komai.

Sustainability Committee. Responsible for advising on the sustainability strategy and the integration thereof into our strategic planning, aiming the creation of value, competitivity, and socio-economic and environmental sustainability; our corporate sustainability policies related to safety, environment, health, education and relationship with communities, indigenous peoples and other stakeholders, human rights, communication and institutional relations; the direction of our strategic sustainability indicators and the communication and disclosure thereof, also through our Integrated Report; the guidelines for our adhesion to or permanence in initiatives, technical standards or agreements, in the domestic or international sphere, regarding sustainability matters, that may be under competence of the Board of Directors; guidelines for long-term social and environmental commitments that are under the competence of the Board of Directors; among other responsibilities. Its current members are Rachel de Oliveira Maia (Coordinator), André Viana Madeira, Heloisa Belotti Bedicks, João Luiz Fukunaga, Paulo Cesar Hartung Gomes and Wagner Vasconcelos Xavier.

Nomination and Governance Committee. Responsible for assessing and recommending our internal policies and norms regarding the nomination of members of the Board of Directors, Advisory Committees and the CEO, in compliance with the applicable legal requirements and best corporate governance practices; evolution and continuous improvement of our corporate governance practices, also regarding the structure, duties, size and composition of the Board of Directors and the Advisory Committees, aiming at a balance of experiences, knowledge and diversity in the profile of its members; the strategy and guidelines for our corporate governance documents, including Corporate Policies, Bylaws, Code of Conduct and the Internal Regulations of the Advisory Committees and the Board of Directors, among other matters. Its current members are Daniel André Stieler (Coordinator), Marcelo Gasparino da Silva and Rachel de Oliveira Maia.

VALE ANNUAL REPORT FORM 20-F | 150

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

Members of the Fiscal Council are elected by our shareholders for one-year terms. The current members of the Fiscal Council and their respective alternates were elected on April 26, 2024. The terms of the members of the Fiscal Council expire at the next annual shareholders’ meeting following election. Our Fiscal Council shall be composed of three to five members. The holders of our golden shares are entitled to appoint one member.

The following table lists the current and alternate members of the Fiscal Council.

Current member	Year first elected	Alternate	Year first elected
Márcio de Souza (1)(2)	2022	Ana Maria Loureiro Recart (2)	2023
Vacant	-	Adriana de Andrade Solé(2)(4)	2022
Paulo Clovis Ayres Filho(2)	2023	Guilherme José de Vasconcelos Cerqueira(2)	2023
Raphael Manhães Martins(2)	2015	Jandaraci Ferreira de Araujo(2)	2021
Dario Carnevalli Durigan(3)	2023	Rafael Rezende Brigolini(3)	2022

(1) Chairperson.

(2) Appointed by shareholders of common shares.

(3) Appointed by the holder of golden shares.

(4) Adriana de Andrade Solé assumed the role of full member in September 2024, following the resignation of Heloisa Belotti Bedicks.

Below is a summary of the business experience, activities and areas of expertise of the members of our Fiscal Council.

MÁRCIO DE SOUZA
Born:	1966
Appointed:	2022
Other current activities and director or officer positions:	▪ Management Director at Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI ▪ Director and Member of the Compensation and Succession Committee of Neoenergia
Business experience:	▪ Director and Member of the Audit, Ethics and Risks Committee of Embraer. ▪ Executive Manager at PREVI

VALE ANNUAL REPORT FORM 20-F | 151

MANAGEMENT

Paulo Clovis Ayres Filho
Born:	1959
Appointed:	2023
Other current activities and director or officer positions:	▪ Independent Chairperson of the Fiscal Council at Rumo S.A.
Business experience:	▪ Alternate Member of the Fiscal Council at Rumo S.A. ▪ Executive at British American Tabacco (Souza Cruz)
RAPHAEL MANHÃES MARTINS
Born:	1983
Appointed:	2015
Other current activities and director or officer positions:

▪   Attorney for Faoro Advogados

▪   Director and Member of the Audit Committee of OI S.A. – Em Recuperação Judicial

▪   Director and Member of the Audit Committee at Light S.A. – Em Recuperação Judicial

▪   Member of the Fiscal Council of Embraer S.A.

Business experience:

▪   Director and Member of the Fiscal Council of companies of Grupo Light S.A.

▪   Member of the Fiscal Council of OI S.A. – Em Recuperação Judicial

▪   Director of Eternit S.A.

▪   Member of the Fiscal Council of Cielo S.A. – Instituição de Pagamento

▪   Member of the Fiscal Council of companies of the JHSF Participações S.A. Group

▪   Member of the Fiscal Council of COPEL

▪   Member of the Fiscal Council of Bradespar S.A.

Dario Carnevalli Durigan
Born:	1984
Appointed:	2023
Other current activities and director or officer positions:	▪ Executive Secretary of the Ministry of Finance ▪ Member of the Board of Directors of Banco do Brasil S.A.
Business experience:	▪ Director of Public Policies at Whatsapp ▪ Legal Consultant of the Union in São Paulo – Federal Attorney

VALE ANNUAL REPORT FORM 20-F | 152

Management compensation

Under our bylaws, our shareholders are responsible for establishing annually the aggregate compensation for the Board of Directors, Executive Committee, Fiscal Council and Board Committees members. Once the total compensation has been approved at the annual shareholders’ meeting, the Board of Directors, with the support of both the Nomination and Governance Committee (CIG) and the People and Remuneration Committee (CPR), as applicable, allocates the compensation to each member of the Board of Directors, Executive Committee, Fiscal Council and Board Committees individually. Compensation proposals and policies are prepared with the support of the People and Remuneration Committee, which makes recommendations to our Board of Directors regarding the annual global compensation of the executive officers.

As a global company, we require management with a deep knowledge of our business and market and unlimited dedication. Attracting and retaining talent, and engaging and motivating the professionals holding strategic positions, especially our executive officers, is critical for our success.

In accordance with our Directors Policy approved in March 2024 by the Board of Directors, our executive compensation proposals are based on the best practices of the global mining companies and large global companies in other similar industries and seek to align the interests and the purpose of the key management personnel with our strategic goals. In addition to market practices, the strategy and compensation packages for key management personnel are prepared based on the responsibilities and the scope of the position, competence and performance, alignment with our short and long-term strategies and the sustainability of the business.

Our policies for the Executive Committee members are linked to the achievement of certain economic and financial results, our market value, our key behaviors and ESG metrics, and for that, it considers, for example, short and long variable compensation plans with impact on the financial, security, risks and sustainability KPIs, virtual dividend payments, Stock Ownership Guidelines rules, annual individual performance evaluation process and Malus clause and Clawback clause.

Additionally, management compensation is subject to our Clawback Policy, pursuant to the applicable regulations. The latest developments in our executive compensation policies were to align more closely with international market practices and the interests of shareholders and aim to create long-term value and sustainable results.

  EXECUTIVE COMMITTEE

2024 Compensation Reporting

As of December 31, 2024, we had eight executive officers: the Chief Executive Officer and seven Executive Vice-Presidents. For the year ended December 31, 2024, including severance payments made to former executive officers, the average annual compensation to our executive officers was R$18.5 million, the highest annual compensation to an executive officer was R$51.8 million and the lowest annual compensation was R$7.6 million, all values without taxes. The average annual compensation corresponds to the total aggregate compensation to executives in 2024, divided by the monthly average number of active officers that received compensation during the year 2024, which was 9.17.

For the year ended December 31, 2024, the total compensation related to executive officers’ packages is set forth in the table below.

For the year ended December 31, 2024
(R$ million)
Annual fixed compensation	30.0
In-kind benefits and pension plans	7.4
Variable compensation	105.7
Other expenses(1)	8.5
Total amount recognized in 2024 to active executive officers	151.6
Severance	18.2
Total amount recognized in 2024 to active and former executive officers	169.8

(1) Additional compensation (spot payments) related to attraction, retention and incentives for deliveries and initiatives relevant to the company, according to Vale’s Directors Policy.

VALE ANNUAL REPORT FORM 20-F | 153

MANAGEMENT COMPENSATION

CEO Compensation

For the year ended December 31, 2024, the total compensation of our prior CEO was the highest compensation of the management team, and was composed as set forth in the table below.

For the year ended December 31, 2024
(R$ million)
Annual fixed compensation	4.5
Variable compensation(1)	38.0
Other expenses(2)	9.3
Total amount recognized in 2024 to CEO	51.8

(1) Includes annual bonus and Long Term Incentives.

(2) Including health and dental plans, insurance, contributions to pension funds and other.

Principles and components of our Directors Policy for the Executive Committee

The executive compensation is based on the principles below:

•	Aligning the interests and objectives of key management personnel with our strategic goals;
•	Leveraging and rewarding value creation and sustainable results, in line with our short and long-term strategies and business sustainability;
•	Aligning executives’ priorities and efforts with shareholders’ vision, while striving to maintain a balance in stakeholder relations;
•	Adhering to global market best practices;
•	Strengthening meritocracy and performance enhancement, balanced with effective management and mitigation of business risks;
•	Aligning our compensation with recognized international governances’ practices; and
•	Offering competitive compensation to attract and retain highly qualified executives and encouraging them to execute the strategy and promote our purpose in the medium and long terms.

The total compensation for executives is composed by (i) Fixed Compensation, including Private Pension and Benefits standards based on the local market, (ii) Short-Term Incentive – Annual Bonus, (iii) Long-Term Incentive programs, the Restricted Share Unit (RSU) Matching program and the Performance Share Unit (PSU) program, and (iv) spot incentives for attraction, retention or encouraging of relevant initiatives that meet performance needs or bring differentiated value to the Company, approved by the Board of Directors.

The executive’s compensation also includes a severance package to be paid after contract termination.

Fixed compensation

Fixed compensation and in-kind benefits include a base salary in cash, paid on a monthly basis, private pension plans contributions, health care, meal allowance, life insurance, driver and car expenses.

Variable compensation - Short and Long-Terms Incentives

Variable compensation consists of: (i) Short-Term Incentive – Annual Bonus, based on specific goals for each executive officer and collective goals, all approved by our Board of Directors, and (ii) payments tied to the performance of our shares under two Long-Term Incentives programs, the RSU Matching program and the PSU program.

VALE ANNUAL REPORT FORM 20-F | 154

MANAGEMENT COMPENSATION

Short-Term Incentive – Annual Bonus:

•	The Annual Bonus is designed to incentivize the achievement of short-term targets aligned with our strategic priorities and recognizes the contributions of the members of the Executive Committee to the company’s performance.
•	It is based on both collective and individual goals, considering economic and financial goals that reflect operating performance, as well as ESG-driven performance goals, directly related to health, safety, risk management and sustainability targets, besides other goals related to strategic initiatives, such as capital allocation targets, process-related safety events and black people in leadership positions, aligned with Vale’s ambitions and strategy.
•	Our scorecard goals are more focused on collective goals, to encourage collaboration among different teams.
•	In recent years, short-term compensation has incorporated a risk management component for all executives and employees, directly connecting it to our goals associated with health, safety, sustainability and risk management.
•	Our Technical Executive Vice-President and the teams responsible for health, operational safety, risk dams and risk management do not have their compensation tied to short-term financial results.
•	The goal related to occupational and process safety was recently introduced, contributing to the ambition of being a reference company in safety, with consistency and efficiency, creating and sharing sustainable value with our stakeholders.
•	The payment of the Bonus considers the reference targets, the results achieved in the scorecard goals and the individual performance considering our “key behaviors.”

Long-Term Incentive – RSU Matching:

•	Matching is a long-term plan in the Restricted Shares modality, designed to promote retention, long-term commitment and alignment between the management and the return generated to the shareholders.
•	Participation is mandatory for the members of the Executive Committee, who must use their own resources (either by purchasing shares in the market or using their vested shares) to accumulate a specific number of shares/ADRs and maintain ownership throughout the entire cycle.
•	At the end of a three-year cycle, they are entitled to receive a reward in at least the same number of shares/ADRs they hold since the beginning of the cycle.
•	The program also includes the payment of “virtual dividends” equivalent to the net amount per share distributed to shareholders upon payment of dividends and/or interest on equity during the cycle.
•	Executives cannot sell or transfer their shares or ADRs at any time during the vesting period and must observe the Securities Trading Policy and the Stock Ownership Guidelines to sell or transfer Matching program shares after the vesting period.

Long-Term Incentive – PSU:

•	PSU is a long-term plan under the Performance Shares modality designed to enhance the performance of the senior management in the creation of sustainable and long-term value for the company, aligning the focus of the executives with the vision of the shareholders, encouraging retention and long-term performance.
•	The executive officers receive payments tied to our performance, based on:
o	Relative metric: Total Shareholder Return (TSR) compared to a preselected group of global companies.
o	Absolute metric: (a) the achievement of long-term ESG targets (related to health & safety and sustainability) and (b) the Return on Invested Capital (ROIC) metric, included in 2024.
•	In 2022, we increased our focus on ESG metrics, raising the weight of this KPI from 20% to 25%.
•	Since 2021, PSU is rewarded in shares/ADRs and includes the payment of “virtual dividends” equivalent to the net amount per share distributed to shareholders upon payment of dividends and/or interest on equity during the cycle, both conditioned to the program performance at the end of three years period.

Other Practices:

•	Stock Ownership Guidelines (SOG) – to reinforce the alignment of the management with the shareholders’ vision and the good market governance practices, the executives are required to achieve and keep a minimum shareholding position in Vale (equivalent to three years’ worth of base-salary for the CEO and two years for the Executive Vice-Presidents). Until the minimum value is met, the executives are not allowed to sell shares issued by Vale.

VALE ANNUAL REPORT FORM 20-F | 155

MANAGEMENT COMPENSATION

•	Malus and Clawback clauses – these provisions allow the Board of Directors to, upon facts or events of exceptional severity, decide to eliminate, reduce or even obtain the return, in whole or in part, of the variable compensation scheduled for payment (Malus) or installments already paid (Clawback) to the members of the Executive Committee. Such rules aim to respond to facts or events of exceptional severity, with obvious adverse impacts on our market value and/or reputation and the causes of which have arisen during the executive’s term of office. For additional information on our Clawback Policy, see Exhibit 97 to this annual report on Form 20-F.

Severance package

At the discretion of the Board of Directors, the Executive Committee members may be subject to individualized non-competition agreements and compensatory indemnities, allowing the company to establish conditions that reflect the complexity of each role and its impact on the organization.:

•	A potential non-compete agreement compensation, that may vary up to the annual fixed compensation, to be paid in equal quarterly installments after termination, including non-solicitation, if decided by the Board of Directors.
•	Compensatory indemnity, that may vary up to one-half the annual fixed compensation for executive officers and up to the annual fixed compensation for the CEO, as decided by the Board of Directors, paid shortly after the termination date.

In addition, executives are also entitled to payment of short-term and long-term variable compensation incentives (Annual Bonus, RSU Matching and PSU program), considering the time worked (pro rata period) and the final results achieved by each of the programs.

Other benefits and payments

Pension, retirement or similar benefits consist of our contributions to Valia, the manager of the pension plans sponsored by us. Social security contributions are mandatory contributions we are required to make to the Brazilian government for our executive officers.

  BOARD OF DIRECTORS

As of December 31, 2024, our Board of Directors had 13 members and one alternate. For the year ended December 31, 2024, the average annual compensation paid to the members of our Board of Directors was R$1.7 million, the highest annual compensation paid to a member of the Board of Directors was R$3.4 million and the lowest annual compensation was R$1.2 million. The monthly average number of members that received compensation during 2024 was 12.25.

In 2024, we paid R$20.71 million in aggregate to the members of our Board of Directors for services in all capacities, all of which was fixed compensation. We reimburse the members of our Board of Directors for travel expenses related to the performance of their functions.

As of December 31, 2024, the total number of common shares owned by our Board of Directors was 120,859 and by executive officers was 614,248. None of our directors or executive officers beneficially owns 1% or more of any class of our shares.

  FISCAL COUNCIL

As of December 31, 2024, our Fiscal Council had four effective members and five alternate members. We paid an aggregate of R$1.79 million to members of the Fiscal Council in 2024. We reimburse the members of the Fiscal Council for travel expenses related to the performance of their functions.

VALE ANNUAL REPORT FORM 20-F | 156

MANAGEMENT COMPENSATION

  BOARD COMMITTEES

We paid an aggregate of R$2.78 million to members of our permanent advisory committees in 2024. Since 2023, all committee members are also members of our Board of Directors who are entitled to receive, in addition to the compensation as a board member, compensation for participating in one or more committees.

The compensation amounts described above do not include social security taxes.

VALE ANNUAL REPORT FORM 20-F | 157

Employees

The following tables set forth the number of our employees (total, by groups based on the activity performed and by geographic location) as of the dates indicated.

	As of December 31,
By business	2024	2023	2022
Iron Solutions	43,601	43,090	41,816
Energy Transition Metals	13,664	15,606	13,318
Corporate Activities	7,345	8,111	9,382
Total	64,610	66,807	64,516

	As of December 31,
By location	2024(1)	2023(1)	2022(1)
Brazil	55,663	55,247	53,341
North America	7,265	6,813	6,565
Asia	1,359	4,416	4,287
Europe	271	277	270
South America (except Brazil)	41	41	41
Oceania	11	13	12
Total	64,610	66,807	64,516

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

The total number of third-party employees as of December 31, 2024 was 109,506, reflecting our new classification of third-party employees, which takes into account the total number of mobilized third-party individuals who access Vale’s units.

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

We establish our wage and benefits programs for Vale S.A. and its subsidiaries, other than Vale Canada. In November 2024, we reached a one-year agreement with all Brazilian unions providing for a salary increase of 5%. The provisions of our collective bargaining agreements with unions also apply to our non-unionized employees.

Vale Canada and its subsidiaries also establishes wages and benefits for its unionized employees through collective bargaining agreements. In 2024, collective bargaining agreements were successfully negotiated for Canadian unionized employees at the Voisey’s Bay and Thompson Manitoba operations, resulting in the renewal of four-year agreements at each site. For non-unionized employees, Vale Canada undertakes an annual review of salaries and benefits. We provide these employees and their dependents with other benefits, including a flexible health care benefit plan.

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

VALE ANNUAL REPORT FORM 20-F | 158

EMPLOYEES

Most employees within our Energy Transition Metals operations participate in defined benefit pension plans and defined contribution pension plans. The defined benefit plans have been closed to new participants since 2009, and most new employees within our Energy Transition Metals operations are eligible to participate in defined contribution pension plans. In 2023, Vale Canada, as administrator of the Canadian defined benefit pension plans, concluded the purchase of annuity contracts to transfer US$843 million of pension plan obligations and associated assets. Similarly, in 2024, Vale Canada finalized the purchase of annuity contracts to transfer US$934 million in pension plan obligations and associated assets.

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

VALE ANNUAL REPORT FORM 20-F | 159

VI.	Additional information

Legal proceedings

We and our subsidiaries are defendants in numerous legal actions, including environmental, civil, labor and tax proceedings, and proceedings related to the Brumadinho dam failure and to Samarco’s dam failure. See Notes 26, 27 and 29 to our consolidated financial statements for additional information.

We use estimates to assess the probability of outflow of resources based on reports and technical assessments and on management’s assessment. We recognize provisions for probable losses that can be reliably estimated. We recognize a contingency after reviewing the reports from legal advisors and upon approving the probability assessment contained in such reports. The tables below contain a summary of our provisions and contingent liabilities as of December 31, 2024 and as of December 31, 2023.

Provisions
(US$ million)
	December 31, 2024	December 31, 2023
Provisions for litigation
Tax litigation	201	90
Civil litigation	290	380
Labor litigation	482	514
Environmental litigation	40	15
Total	1,013	999

Liabilities related to Brumadinho¹	1,970	3,060
Liabilities related to associates and joint ventures²	3,663	4,427

¹ Liabilities related to Brumadinho include provisions related to the Integral Reparation Agreement, tailings containment, geotechnical safety and environmental reparation, individual indemnification, and other.

² Liabilities related to associates and joint ventures include provisions related to the Definitive Agreement, the provision related to the Samarco dam failure and remaining legal proceedings.

Contingent Liabilities
(US$ million)
	December 31, 2024	December 31, 2023
Contingent liabilities
Tax litigations	5,995	7,235
Civil litigations	1,274	1,366
Labor litigations	292	378
Environmental litigations	1,050	1,320
Total	8,611	10,299

We are engaged in administrative and judicial discussions with tax authorities in Brazil in relation to certain tax positions adopted by us for calculating income tax and social contribution on net income. See note 9 to our consolidated financial statements for additional information. The table below contain a summary of the amount under discussion with the tax authorities as of December 31, 2024 and as of December 31, 2023.

Uncertain tax positions (“UTP”)
(US$ million)
	December 31, 2024	December 31, 2023
UTPs recorded as part of the taxes payable liability on statement of financial position	154	183
UTPs not recorded on statement of financial position¹	8,556	9,144

¹Based on the assessment of its internal and external legal advisors, we believe that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

VALE ANNUAL REPORT FORM 20-F | 160

LEGAL PROCEEDINGS

  LEGAL PROCEEDINGS RELATED TO THE DAM failure IN BRUMADINHO

We have been actively seeking non-judicial alternatives to promote a more expedited reparation and remediation to the victims and to settle the various legal proceedings relating to the Brumadinho dam failure. For a discussion of the multiple settlement agreements we have entered into in connection with the dam failure in Brumadinho, including but not limited to the Judicial Settlement for Integral Reparation, see Business Overview—Reparation and Remediation Efforts—Brumadinho Reparation and Remediation Efforts. Below is a discussion of the main proceedings outstanding relating to Brumadinho dam failure:

a) Public civil actions, Judicial Settlement for Integral Reparation and other settlement agreements. In January 2019, the Government of the State of Minas Gerais, the Public Defender Office of the State of Minas Gerais (Defensoria Pública de Minas Gerais – DPMG) and public prosecutors of the State of Minas Gerais (Ministério Público do Estado de Minas Gerais - MPMG) collectively brought three public civil actions before the 2nd Public Treasury Court of the City of Belo Horizonte, seeking several measures for the reparation and remediation of environmental and social damages resulting from the dam failure. In these actions, the authorities claimed economic and environmental damages resulting from the dam failure and sought a broad range of injunctions requiring us to implement specific remediation and reparation measures. In July 2019, the court decided that we are liable for the damages caused by the dam failure.

In February 2021, we entered into the Judicial Settlement for Integral Reparation with the claimants of the public civil actions, settling the majority of the socio-economic and socio-environmental claims raised in these actions. The Judicial Settlement for Integral Reparation resolved the collective and diffuse damages resulting from the event, but does not cover claims for individual damages and any unknown and future social-environmental damages, which are still being discussed in the public civil actions and are currently subject to technical/expert evaluation. We have been fulfilling the obligations under the Judicial Settlement for Integral Reparation.

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

b) Securities litigation in the United States. We and certain of our former executive officers were named defendants in securities class action suits, under U.S. federal securities laws, brought before the United States District Court for the Eastern District of New York by holders of our securities. The lead plaintiff in this case alleges that the defendants made false and misleading statements or omitted to make disclosures concerning Brumadinho dam and the adequacy of related risk management programs and procedures.

In March 2022, the court granted the lead plaintiff’s motion for class certification. In November 2023, discovery closed and defendants moved to decertify the case as a class action. The decertification motion is pending. In August 2024, a hearing was held in court, during which the parties and experts presented oral arguments in support to our motion to exclude the plaintiff’s expert report on loss causation and damages. A decision on this motion is also pending.

In November 2021, eight related investment funds affiliated with a privately owned asset manager (all of whom are currently part to the putative class discussed above) filed an “opt-out” complaint, similar to the class action complaint in all material respects. In December 2023, defendants moved to partially dismiss the amended complaint, and the motion remains pending. Given the current status of the actions, we cannot predict the outcomes or reliably estimate our potential exposure at this time. We will continue to vigorously contest these claims.

VALE ANNUAL REPORT FORM 20-F | 161

LEGAL PROCEEDINGS

c) Criminal proceedings and investigations. In January 2023, the Federal Public Prosecutor's Office (MPF) brought criminal charges against 16 individuals (including former executive officers of Vale and current and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. The 6th Federal Court of Belo Horizonte then accepted all charges and divided them into three separate proceedings: one to prosecute the environmental crime charges against us and former employees; another to prosecute the environmental crime charges against TUV SÜD, and its employees, and a third solely against the individuals to prosecute the homicide charges. The defendants in these three proceedings have been summoned to present their responses within the legal timeframe, and we submitted our response in December 2024.

The federal police also conducted a separate criminal investigation into potential fraud and forgery of documents related to the certification of stability of the Brumadinho dam prior to the dam collapse. In September 2024, federal prosecutors decided not to bring a separate criminal action, as the findings from this investigation were already included in the proceeding described above. A civil association challenged this decision before the review instance of the Federal Public Prosecutor’s Office, but in February 2025, the decision not to file a new criminal action or amend the existing action was upheld.

d) Public civil actions brought by prosecutors and civil associations.

- Public civil actions by labor unions. We are a defendant in two public civil actions brought by labor unions before a labor court in the district of Betim, Minas Gerais. The unions claim to be the legitimate parties to defend the interest of certain employees and outsourced workers represented by the union and who were victims of the dam collapse and seek compensation. In these cases, the lower court has issued initial decisions ordering us to pay R$1 million to R$1.5 million per deceased worker. We believe that death-related damages were covered by the settlement agreements that we have already entered into, and considering that in 2022 the Regional Labor Court ruled in a similar public civil action that the damage claims had no grounds, we expect that the Superior Labor Court will rule on our favor. If the decision of the Superior Labor Court rules against us, we expect that total financial impact, based on previous decisions, to be approximately R$199.6 million in historical value. These proceedings are currently suspended for conciliation negotiations.

- Public civil action related to our internal policies. We are a defendant in a public civil action brought by the MPF before the 14th Federal Court in the city of Belo Horizonte against the ANM, the CVM and us, requesting a judicial intervention on Vale, until we restructure and improve our internal policies relating to safety and disaster prevention. Since this public civil action was included in the Definitive Settlement (as defined below) approved in November 2024 by the STF in connection with Samarco’s dam collapse, we are awaiting a decision on the termination of the case.

- Public civil action related to individual agreements. In January 2024, a non-governmental organization initiated a civil public action against us, alleging that we failed to comply with the term of commitment signed with the Public Defender’s Office of the state of Minas Gerais in the out-of-court settlement agreements between the affected individuals and us. The plaintiff is requesting the partial suspension of the effects of certain clauses of the individual agreements related to compensation for the mental health issues, and the shift of the burden of proof. In February 2024, the court rejected the preliminary requests, on the basis that it was not possible to assume that the beneficiaries of the agreements did not have due knowledge of the clauses, particularly because they were assisted by their own counsel, and the plaintiff appealed. Given the preliminary stage of this action, we cannot at this time determine the impacts of potential outcomes. We will continue to vigorously contest these claims.

- Public civil action related to relocation of Indigenous community. In January 2022, the MPF filed a request for a provisional remedy against us, requesting that we present a temporary relocation plan for the Pataxó and Pataxó Hã Hã Hãe Indigenous communities, especially the Naô Xohâ Village, and provide monthly payments of installation and maintenance allowance to the relocated families. In February 2022, the federal court in the city of Belo Horizonte granted an injunction ordering the temporary relocation of the Pataxó and Pataxó Hã Hã Hãe Indigenous communities, and the provision of monthly payments by us until definitive settlement of the communities. We have been complying with the court's decision, and have acquired a piece of land in Brumadinho for the temporary relocation of part of the families, with the possibility of making it permanent as part of the collective reparation for part of the group. We will continue to vigorously contest this lawsuit, which we believe is without merit.

VALE ANNUAL REPORT FORM 20-F | 162

LEGAL PROCEEDINGS

- Public civil action and investigation under the Brazilian Anticorruption Law. We are a defendant in certain investigations and legal proceedings relating to the failure of Brumadinho dam in which authorities make claims based on the Brazilian Anticorruption Law (Federal Law No. 12,846/2013). In these proceedings, the authorities claim that we had concealed relevant information about the stability of the Brumadinho dam by presenting a false declaration of stability prior to the dam collapse, which has allegedly adversely affected oversight by public authorities concerning the stability of the dam and allegedly allowed us to omit relevant information about the dam risks and therefore this would be an interference with the oversight of public authorities that is prohibited under the Brazilian Anticorruption Law. We will continue to vigorously contest this action, which we believe is without merit. These proceedings include: (i) a public civil action by public prosecutors of the state of Minas Gerais (Ministério Público do Estado de Minas Gerais - MPMG) before the 1st Public Treasury Court in Belo Horizonte, (ii) an administrative proceeding by Federal Office of the Comptroller General (Controladoria-Geral da União – CGU), in which the authorities imposed a fine in August 2022 of approximately R$86.3 million, although the decision also recognized the absence of corruption acts and did not indicate any involvement or tolerance of our top management. and which decision is being challenged by us before the Superior Court of Justice, and (iii) an administrative proceeding by the Comptroller General of the State of Minas Gerais (Controladoria-Geral do Estado de Minas Gerais – CGE), which was suspended by the court in 2023 due to the prior filing of the aforementioned public civil action by the MPMG, but remains subject to appeal.

e) Damages claim by the municipality of Brumadinho. In December 2021, the municipality of Brumadinho filed an action against us before the state court in Brumadinho, requesting compensation for property and extra-patrimonial damages suffered by the municipality, as well as moral damages. The municipality also requested the attachment of assets in the amount of R$5 billion, as well as monthly payments of approximately R$3.7 million to compensate alleged financial losses due to the drop in tax revenues following the collapse of the Brumadinho dam. All of those preliminary requests were rejected. This proceeding is ongoing and we will continue to vigorously challenge this action, which we believe is without merit.

f) Investor arbitration proceedings in Brazil. We are a defendant in six arbitrations filed before the B3 arbitration chamber by: (i) 385 minority shareholders; (ii) a class association allegedly representing minority shareholders; and (iii) foreign investment funds. In these proceedings, the claimants argue that we were aware of the risks at the Córrego do Feijão mine dam in Brumadinho, and failed to disclose information to shareholders as required under Brazilian laws and CVM rules. On that basis, claimants seek compensation for alleged losses related to a decrease in our share value. In one of the proceedings filed by foreign funds, the claimants allege that the estimated amount of the losses is approximately R$1.8 billion. In another proceeding filed by foreign funds, the claimants estimate the losses at about R$3.9 billion. We find these claims to be without merit and will continue to vigorously contest them. These proceedings are still in early stages, with the parties discussing the appointment of arbitrators in five of them. In one proceeding, the Arbitral Tribunal has already been formally constituted, but the case is stayed until the claimants pay their share of the arbitrators’ fees.

In addition to the above, we are involved in other legal proceedings and investigations in connection with the Brumadinho dam collapse, which we do not believe to be material at this moment, and additional proceedings may be brought in the future.

VALE ANNUAL REPORT FORM 20-F | 163

LEGAL PROCEEDINGS

  LEGAL PROCEEDINGS RELATED TO THE COLLAPSE OF SAMARCO’S TAILINGS DAM

In October 2024, we, together with Samarco and BHP Brasil Ltda., entered into an agreement with the federal government, the governments of the states of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ Offices, and the Federal and State Public Defender’s Offices of the states of Minas Gerais and Espírito Santo and other federal and state governmental authorities (the “Definitive Settlement”). The Definitive Settlement is expected to resolve most of the legal proceedings in Brazil relating to Samarco’s dam failure. In November 2024, the Federal Supreme Court (Supremo Tribunal Federal – STF) ratified the Definitive Settlement. See Business Overview—Reparation And Remediation Efforts— Reparation and remediation efforts related to Samarco’s tailings dam. Below is a discussion of the main proceedings still pending following the Definitive Settlement:

a) Criminal proceeding. In October 2016, the MPF filed criminal charges before the federal court of Ponte Nova, state of Minas Gerais, against us, certain of our employees and a former officer, among other corporate and individual defendants. The court has dismissed part of these charges, but accepted charges of environmental crimes against us and one of our employees relating to an alleged omission in the provision of relevant information of environmental interest, false statements and fraud in a public filing, in connection with the alleged failure to disclose that tailings from our Alegria mine were discharged at the Fundão dam. In November 2024, the federal court of Ponte Nova acquitted all defendants (including Vale and the former employee) of all charges brought by the MPF. The court ruling acknowledged that it was proven we did not contribute to the commission of the alleged environmental crimes related to the rupture of the Fundão dam. The MPF filed an appeal to the Federal Regional Court of the 6th Region (Tribunal Regional Federal da 6ª Região – TRF6). In February 2025, we filed our counter-arguments to the MPF’s appeal. The acquittal of the former employee has become final and unappealable.

b) Tax proceeding. In September 2018, the federal tax authorities filed a request before a federal court in Belo Horizonte for an order to Vale’s assets to secure the payment of Samarco’s federal tax and social security debts, in the amount of approximately R$11 billion (as of June 2018). In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The General Attorney for the National Treasury (Procuradoria Geral da Fazenda Nacional—PGFN) filed an appeal to the local court, and a decision is pending.

c) London proceeding. Around 610,000 claimants (including individuals, Brazilian municipalities, companies and members of indigenous, quilombolas and other traditional communities) are seeking damages from BHP Group Ltd. and BHP Group UK Ltd. as a result of the collapse of Samarco’s Fundão dam, before the Business and Property Courts of England and Wales Technology and Construction Court in London, UK (the “UK Claim”). The damages are estimated by the claimants at GBP 36 billion (about US$45.7 billion). In connection with the UK Claim, in July 2024, we signed a liability sharing deed with BHP, under which we accepted to share with BHP, on a 50%/50% basis, any compensation eventually imposed as a result of the UK Claims and the Netherlands proceeding (see below) that is not duplicative to compensation already paid in Brazil. On October 21, 2024, the first-stage trial started, to determine if both BHP companies are liable to the claimants of the UK Claim. If this trial establishes liability, a second-stage trial will follow to determine damages and quantum. The second-stage trial is scheduled for October 2026, with the estimated length of 22 weeks.

d) Netherlands proceeding. On March 18, 2024, around 78,000 claimants (individuals, Brazilian municipalities, companies and members of indigenous, quilombolas and other traditional communities) filed a lawsuit against us and Samarco Netherlands NL before the District Court of Amsterdam. Claimants are seeking a declaratory judgement, establishing that Samarco Netherlands and we are jointly and severally liable for an unspecified amount of damages as a result of the failure of Samarco’s Fundão dam. If these proceedings establish liability of Samarco Netherlands and/or us, follow-up proceedings will have to determine the amount of damages. In March 2024, the court granted a preliminary injunction freezing our shares in Vale Holdings B.V., our wholly-owned subsidiary incorporated in the Netherlands, along with the economic rights attached to those shares, as guarantee of an amount of approximately €920 million related to these claims. Based on the liability sharing agreement we entered into with BHP in July 2024, BHP will share with us, on a 50%/50% basis, any compensation eventually imposed as a result of the Netherlands proceeding that is not duplicative of compensation already paid in Brazil. The final amount of the claims cannot be estimated at this time, and the court has yet to decide on the timing of the next steps in the proceedings.

VALE ANNUAL REPORT FORM 20-F | 164

LEGAL PROCEEDINGS

In addition to the above, we are involved in other legal proceedings and investigations in connection with Samarco’s dam collapse, which we do not believe to be material at this moment, and additional proceedings may be brought in the future.

  ENVIRONMENTAL AND SAFETY PROCEEDINGS

Legal proceedings regarding dam safety. We are involved in a number of other public civil actions in which public prosecutors and other authorities seek to suspend or restrict our operations, obtain injunctions compelling us to implement safety measures at other existing tailings dams, as well as other proceedings seeking collective compensation due to the evacuation of communities following dams emergency level. Most of these lawsuits were already dismissed as a consequence of several agreements we entered into with public prosecutors and the state of Minas Gerais, but some are still ongoing.

a) Maravilhas II and III litigation. In October 2017, the MPMG brought public civil actions challenging our environmental licenses for the construction of the Maravilhas III tailings dam, which is expected to support our operations in the Vargem Grande mining complex, in our Southern System. After the failure of the Brumadinho dam, the MPMG filed a request for a preventive injunction seeking to discontinue the project, but the request was rejected by the court. If the construction of this dam is interrupted, our ability to resume operations in the mining complex of Vargem Grande could be adversely impacted. This proceeding is still ongoing, and the appointment of a judicial expert is pending.

In October 2018, the MPMG brought a public civil action related to Maravilhas II and III tailings dam seeking, among other requests, an injunction ordering us to refrain from disposing tailings in such dams. The injunction request was initially granted by the court, but in July 2019 the decision was reversed by the Court of Appeals of the State of Minas Gerais. This proceeding is still ongoing.

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

b) Forquilha V. In December 2021, the MPMG filed a public civil action requesting an injunction to halt the operations of Forquilha V dam, which is part of the Fábrica mining complex, until the review and approval by the public authorities of a new Emergency Action Plan. In July 2024, after we informed the planned suspension of the dam’s use for tailings disposal, the court dismissed the request for injunctive relief, subject to certain conditions, including evidence of the suspension of the activities at Forquilha V and of the safety conditions of the dam. We will continue to contest this action, which we believe is without merit.

c) Public civil actions relating to evacuation and removal of communities. We are defendants in four public civil actions brought by the MPMG against us claiming a number of injunction reliefs and socioeconomic damages resulting from the evacuation and/or removal of communities located in the self-rescue zones of certain of our dams located in Nova Lima, Ouro Preto, Barão de Cocais, and Itabira.

VALE ANNUAL REPORT FORM 20-F | 165

LEGAL PROCEEDINGS

In December 2022, the public civil action related to the evacuation of Nova Lima (B3B4) was settled, and a new agreement was signed by the MPMG, the MPF, the Public Defenders Office of the State of Minas Gerais and us, providing for the compensation and full reparation of the impacts suffered by the affected population and the Municipality of Nova Lima, in the estimated amount of R$500 million. Indemnifications for individual damages, however, were excluded from the settlement, and may still be pursued. The lawsuit concerning Ouro Preto remains active and ongoing.

In August 2023, the public civil action concerning the evacuation of part of the population of Barão de Cocais (Sul Superior) was settled following the execution of a settlement agreement between by the MPMG, MPF, the Public Defenders Office of the State of Minas Gerais, and us, with the Arquidiocese de Mariana as a intervening party, for the compensation and comprehensive remediation of the impacts experienced by the affected population and the Municipality of Barão de Cocais. The settlement amount is estimated at R$528 million. Claims for individual damages were excluded from the settlement and may still be pursued in accordance with the terms of the agreement with the Public Defender’s Office of the state of Minas Gerais. Additionally, this agreement resulted in the closure of a civil investigation initiated by public prosecutors, which investigated potential violations or threats to individual and collective human rights in our interactions with the communities and individuals affected by the evacuation prompted by the elevated emergency level of the Sul Superior dam.

In April 2022, the MPMG filed a public civil action seeking, among other requests, full reparation of the alleged damages and socioeconomic impacts caused to the community of Itabira as a result of the decharacterization of the Pontal Dam and its dikes. While various claims were denied, other claims, including a request to prevent us from entering into new individual agreements with the alleged victims, were granted. We filed an appeal against this decision, which was partially granted, specifically with respect to the possibility of entering into new individual compensation agreements with the victims, and the obligation to pay for the production of expert evidence. In September 2024, the court issued a judgment determining that we indemnify all individual damages, as well as collective moral damages, to the individuals affected by the works of decharacterization of the Pontal system. The court also ordered us to pay for an independent technical entity to advise the affected individuals. We appealed this decision in October 2024 and the MPMG responded to the appeal in January 2025. Prior to that, on December 9, 2024, the MPMG sought provisional enforcement of the judgment, seeking an order requiring us to remove the at-risk family units residing in Itabira. On December 18, 2024, the court granted part of the requests made by the MPMG, including, among other measures, ordering us to carry out the removal. We have filed an appeal, which is pending judgment. We will continue to vigorously contest this action, which we believe is without merit.

Legal proceedings seeking cancellation of licenses or suspension of operations in the State of Minas Gerais and Espírito Santo

d) Mar Azul, Tamanduá and Capão Xavier litigation. In June 2020, a civil association that represents owners of properties located in the proximities of the Mar Azul, Tamanduá and Capão Xavier mines brought a public civil action against the state of Minas Gerais, the ANM and us, before a federal court in the state of Minas Gerais, requesting the cancellation of our mining and environmental licenses to operate the Mar Azul, Tamanduá and Capão Xavier mines in our Southern System. The plaintiff also filed for an injunction to suspend such environmental licenses and, consequently, our operations at these mines, alleging, among other matters, that our activities at these mines are contaminating water springs in the region. We submitted a response and the lower court issued a decision declaring the court's lack of jurisdiction and sent the case to the Belo Horizonte state court. The plaintiff filed an appeal, which was rejected, and the lawsuit was dismissed. We are currently waiting for this proceeding to be archived.

e) Viga litigation. In September 2020, the municipality of Jeceaba, in the state of Minas Gerais, filed a public civil action against us before the local court. In this proceeding, the court granted an injunction requiring us to refrain from (i) disposing tailings in Dam 7, a tailings dam located at our Viga mine in the Southern System, without the required location and operating permits, and (ii) carrying out works at Dam 7 without the required construction permit. In November 2021, we entered into a settlement agreement with the municipality of Jeceaba, which was ratified by the court, pursuant to which such municipality agreed to issue the construction permit for Dam 7. However, the public civil action continued regarding the other claims. In July 2024, the court ratified the agreement between us and the municipality of Jeceaba, which provided for the settlement of this matter through the payment of R$30 million by us. Payment of the last installment under the agreement was made in January 2025 and we are waiting for the proceeding to be archived.

VALE ANNUAL REPORT FORM 20-F | 166

LEGAL PROCEEDINGS

f) Pelletizing plant 8 - Tubarão litigation. In September 2019, a civil association brought a public civil action against us, before a state court in Vitória, state of Espírito Santo, claiming that the licensing process for the expansion of our operations at the Tubarão Complex failed to fulfill formal requirements and consider environmental impacts; and established emission parameters different than the ones that had been set forth in the relevant Environmental Impact Study. In this proceeding, the plaintiff filed for an injunction seeking the suspension of Tubarão Complex operating license. We filed our defense and in October 2020, and the court rejected plaintiff’s request for the injunction. The court has also appointed an expert to prepare a technical report and notified the public prosecutors.

g) EFVM railroad litigation. In March 2021, the Legislative Assembly of the State of Minas Gerais filed a public civil action before the 13th Federal Court of Minas Gerais alleging that the third amendment to the concession agreement of the Vitória-Minas Railroad (EFVM), which renewed the EFVM's concession, is null and void, and requesting an injunction to either: (i) suspend the effectiveness of the third amendment to the concession agreement, or (ii) suspend the payment by us to the Federal Government, until a final decision. In April 2021, the court issued a decision favorable to us, extinguishing the lawsuit based on the merits. The plaintiff filed an appeal and a decision on the appeal is pending.

h) Environmental matters relating to Tubarão Port. In 2018, we entered into a settlement agreement with the MPF, the public prosecutors of the State of Espírito Santo (Ministério Público do Estado do Espírito Santo – MPES) and environmental authorities of the State of Espírito Santo (Secretaria de Estado de Meio Ambiente e Recursos Hídricos – SEAMA and Instituto Estadual de Meio Ambiente e Recursos Hídricos – IEMA) to enhance control over atmospheric emissions at Tubarão Port and pelletizing plants. We are currently awaiting the assessment of public authorities of our compliance with the agreement.

In July 2006, the National Association of Friends of the Environment (ANAMA) filed a class action against us, the State of Espírito Santo, the Environmental Agency of the State of Espírito Santo (IEMA), the Municipality of Vitória, the Federal Union, and the Brazilian Environmental Agency. The ANAMA sought compensation for pollution we had allegedly caused in the Metropolitan Region of the Municipality of Vitória. As reported above, in 2018, we entered into a settlement agreement that established major investments to improve control over atmospheric emissions at Tubarão Port and pelletizing plants. This agreement halted the continuation of the lawsuit. Despite the conclusions of the judicial technical evidence and the execution of the agreement, in November 2023, the court ordered that we submitted complementary technical evidence to assess our contribution to the air quality of the metropolitan region of Vitória, in the State of Espírito Santo. We have appealed, but the appeal was rejected, and the court upheld the requirement to produce complementary evidence.

i) Public Health System lawsuit. In September 2013, an individual filed a lawsuit (ação popular) against us and another steel company before a federal court in the state of Espírito Santo, claiming that the companies are responsible for air pollution in the metropolitan region of the city of Vitória that causes respiratory and cardiovascular diseases and, therefore, generates expenses for the Brazilian Public Health System (SUS), that should be reimbursed by those companies. In this lawsuit, the plaintiff filed for an injunction to compel the companies to submit technical studies regarding the alleged connection between the air pollution and the diseases, as well as expenses with health treatments and the cost of infrastructure and medication. The plaintiff is requesting that the companies indemnify the SUS for expenses arising from the treatment of illnesses supposedly caused by the atmospheric pollution. In June 2024, the lawsuit was dismissed. The plaintiff´s appeal is pending judgment by the court.

VALE ANNUAL REPORT FORM 20-F | 167

LEGAL PROCEEDINGS

j) Public civil action related to artesian wells. In May 2017, a non-governmental organization (Associação Juntos SOS Espírito Santo Ambiental) initiated a public civil action against us before the Federal Court of the State of Espírito Santo, challenging our authorizations to exploit groundwater from artesian wells in the Tubarão complex, based on a new regulation for obtaining authorizations that had been issued at that time. The NGO is demanding that we submit new water quality analyses and make improvements to the sanitary treatment systems. The lawsuit is currently awaiting the start of the expert phase. Given the preliminary stage of the action, it is not possible at this time to determine the impacts of potential outcomes.

Other environmental proceedings.

k) EFC accident – km244. The Maranhão State Environment Department and the Alto Alegre do Pindaré Municipality Environment Department issued several infraction notices against us, due to an accident on November 8, 2023 at km 244 of the Carajás Railroad - EFC. A train carrying 49 TCT fuel wagons (Type A Gasoline, S10 Diesel Oil, and S500 Diesel Oil) derailed, causing a fuel leak and a large fire. We managed to control and extinguish the fire within 24 hours. Authorities attributed several punishable acts to us, including destroying native vegetation, vegetation in APP (Area of Permanent Preservation), air pollution, water pollution, discharging oils or oily substances, soil pollution, and non-compliance with the emergency response plan. The aggregate amount of the penalties under the infraction notices totals more than R$300 million. After we submitted our administrative defense in these cases, some of the penalties have been reduced and others maintained. We have appealed these decisions. At this stage, it is not possible to determine the impacts of potential outcomes of these proceedings,

l) Stellar Banner accident. Following the accident in February 2020 involving the iron ore carrier MV Stellar Banner operated by Polaris Shipping Co. Ltd., we became a party the following proceedings related to the accident: (i) in August 2020, the Institute of Environment and Renewable Natural Resources (IBAMA) issued an infraction notice against us for allegedly causing pollution at levels that could result in the destruction of local marine biodiversity; (ii) in December 2020, the MPF filed a public civil action against us, seeking compensation for the alleged environmental damage and reimbursement of the expenses incurred by public authorities; and (iii) in April 2022, the MPF filed a criminal lawsuit before the Federal Court against the carrier’s captain, Polaris and us, for alleged pollution crime by means of the unauthorized dumping of oily waste. In November 2023, the court accepted the complaint against us for the alleged crime of pollution from the discharge of oil into the sea. We have been vigorously defending in these proceedings, primarily on the basis that we have no standing to be sued and should not be held liable for the incident.

m) Settlement Agreements and Legal Proceedings Involving Indigenous Communities. Since 2012, the MPF and associations representing Indigenous peoples Xikrin do Cateté and Kayapó, located in the state of Pará, have brought various legal proceedings against us seeking monetary compensation and a broad range of injunctive reliefs as a result of alleged irregularities in the licensing process for certain of our operations or alleged impact of our iron ore and Energy Transition Metals mining activities on these communities. These legal proceedings involved our Onça Puma nickel operations, S11D iron ore operations, Salobo copper operations, Ferro Carajás project and Alemão copper project.

In December 2021, we entered into a settlement agreement with the Xikrin do Cateté People, and in February 2022, we entered into a settlement agreement with the Kayapó People, pursuant to which we agreed to provide certain social and economic compensation to these communities. The settlement agreement with the Xikrin do Cateté People was approved by the court responsible for the Onça Puma, S11D and Salobo projects lawsuits. In August 2022, the Xikrin Indigenous community of TI Bacajá appealed a decision that dismissed the case with respect to the Xikrin Bacajá. We presented our response and a decision on the appeal is pending. In October 2022, the settlement agreement with the Kayapó People was approved by the court responsible for Onça Puma lawsuit. In March 2023, the settlement agreement with the Xikrin community was approved by the court responsible for the Alemão Projects lawsuit. In March 2024, the agreement was approved by the competent court responsible for the cases related to the Ferro Carajás project.

In February 2025, the MPF filed a new public civil action against the federal government, the state of Pará and us, regarding the health condition of the Xikrin do Cateté People affected by the alleged contamination of the Cateté and Itacaiúnas rivers as a result of our activities at the Onça Puma mine. In this action, the MPF is requesting a preliminary injunction that would require us to cover certain costs, including related to transportation, accommodation, food, medicine, and the treatment of the Indigenous people allegedly affected, as well as the implementation of a health monitoring program. In March 2025, we submitted our preliminary statement to the court, in which we reiterate, among other arguments, that there is no link between contamination and the Onça Puma mine project. This position is supported by a series of arguments that were previously confirmed by judicial experts appointed by the Federal Court of Redenção in an expert report issued in 2018. A decision on the MPF’s preliminary request is currently pending.

VALE ANNUAL REPORT FORM 20-F | 168

LEGAL PROCEEDINGS

n) Itabira suits. We are a defendant in two lawsuits filed by the municipality of Itabira, in the state of Minas Gerais. In the public civil action filed in August 1996, the plaintiff alleges that our Itabira iron ore mining operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. In the action filed in September 1996, the plaintiff claims the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, adjusted as of December 31, 2024, amount to approximately US$4.5 billion. Both lawsuits are in the evidence production phase. We believe these suits are without merits and will continue to vigorously contest them.

o) Expansion of EFC. We are defendants in a public civil action filed in July 2012 by the Maranhão Society for Human Rights, the Indigenous Missionary Council, and the Center for Black Culture of Maranhão, challenging the environmental licensing process for the expansion of the Carajás railroad (EFC). In December 2020, a judicial expert report confirming the legality of the licensing process in our favor. Following the completion of the instruction phase of the proceeding, a decision is currently pending. We believe this action is without merit and, considering the completion of the expansion works since 2017, and the authorization for the operation of the second line of the railroad by the environmental agency, we consider the action to be without purpose.

  CIVIL PROCEEDINGS

a) Claims involving our participative shareholders’ debentures. At the time of our privatization in 1997, we issued Brazilian law governed debentures known in Brazil as “debêntures participativas” to our then-existing shareholders. Our participative shareholders' debentures are governed by a debenture deed, which provides that premium payments are due once sales volumes at reference assets attain specified thresholds. Certain holders of our participative shareholders' debentures have brought claims against us, alleging that premium payments should have been triggered by production volumes, rather than sales volumes. If successful, these claims would affect the timing of premium payments, and may require us to recognize one-time payments to the claimants based on the initial premium payments that were allegedly owed and not paid. We believe that these claims are meritless, and do not recognize any obligation to make premium payments prior to the time specifically provided by the debenture deed. In October 2024, the Court of Justice of the State of Rio de Janeiro rendered a decision, dismissing one of these lawsuits that sought payment of a difference in the premium. This decision is no longer subject to appeal. We have in the past, and intend to continue to, vigorously defend our position with respect to any ongoing claims.

b) Patent breach claim. In November 2023, a former employee filed a lawsuit against us before the First Civil Court of Vitória, seeking damages of approximately R$13.5 billion. The plaintiff alleges that we unduly used and benefited from a patent (registered in our name with the National Institute of Industrial Property - INPI) of a technology that he allegedly invented while working for us. In October 2007, the plaintiff had initiated preliminary proceedings against us to produce technical evidence of our use of the patent and to calculate our alleged profits from such use. In March 2016, a court-appointed expert submitted a technical report, estimating our economic benefit from using the patent at approximately US$5.5 billion. In March 2018, the court accepted our argument that new expert evidence was needed due to the expert’s lack of technical expertise. The plaintiff appealed this decision, and the Court of Appeals of the State of Espírito Santo has concluded the appeal, deciding that the expert evidence is adequate. In August 2024, following prior appeals from the parties, we filed a special appeal to the STJ, and such appeal is currently pending judgment. Throughout these proceedings, we have strongly contested both the plaintiff's claims and the accuracy of the economic benefits estimated by the court-appointed expert. We believe that this suit is without merit, and we will continue to defend it vigorously.

VALE ANNUAL REPORT FORM 20-F | 169

LEGAL PROCEEDINGS

c) Land dispute relating to Ponta da Madeira maritime terminal. In June 2024, we filed a lawsuit before the 5th Federal court of São Luis, State of Maranhão, seeking the annulment of a transaction entered into between the State of Maranhão and BR Infra. The transaction involved the purchase by such company of land that partially overlaps an area that was ceded to us pursuant to an agreement signed by the Federal Government in 1979, which was intended for the implementation of part of the logistics of the Carajás Project (port and railway). The disputed area is also relevant for future projects. The case is in currently in the preliminary stage, with defendants presenting their defenses. Given the early stage of the proceeding, it is not possible at this time to assess the potential impacts and outcomes.

  LABOR PROCEEDINGS

a) Public civil actions related to single-conductor operating system. In 2014, a labor union representing railroad workers in the state of Minas Gerais filed a public civil action against us requesting an injunction to order us to replace the single-conductor operating system (one conductor per train) with a dual-conductor system, among other requests, based on health and safety work conditions, subject to the imposition of a fine to be determined by the court. After initially obtaining a favorable decision, the Labor Court of Appeals and the Superior Labor Court (TST) ruled against us. In July 2024, we entered into an agreement with the labor union for the termination of this lawsuit, committing to the payment of R$49 million, without the obligation to refrain from the single-conductor operating system.

In 2017, the labor union representing the railway train conductors in the state of Maranhão and the Public Ministry of Labor of the State of Maranhão (MPT-MA) filed public civil actions against us, seeking an injunction to order us to replace the single-conductor operating system with a dual-conductor system, among other requests related to health and safety work conditions. The actions are being processed jointly before the Maranhão Labor Court (TRT – 16th Region). In April 2024, the court issued a decision determining that we should refrain from using the single-conductor operating system, and ensure a one-hour intra-day break for train drivers, as well as imposing payment of moral damages in the amount of R$5 million. We have appealed, and submitted a request for suspension of the effects of the sentence, which was granted. In 2014, similar lawsuit had also been proposed in the state of Pará with respect to the same railway, The proceeding is also ongoing. The cases are awaiting judgment on appeals from the parties.

In 2024, the labor union that represents railroad workers in the state of Espírito Santo filed a public civil action against us also requesting an injunction to replace the single-conductor operating system with a dual-conductor system, among other requests. In December 2024, we presented our defense, and the lawsuit is in the evidence production phase.

b) Other labor proceedings. We and our subsidiaries are defendants in other labor proceedings, including numerous proceedings related to claims for additional compensation for overtime work, moral damages or health and safety conditions overtime and hazard pay. See Note 29 to our consolidated financial statements for additional information.

  TAX PROCEEDINGS

We and our subsidiaries are defendants in numerous tax proceedings. The most significant proceedings are discussed below and in notes 9.d, 9.e and 29 to our consolidated financial statements.

Income Tax Litigation

a) Litigation on Brazilian taxation of foreign subsidiaries. In 2003, we filed for a writ of mandamus to prevent Brazilian corporate income tax (IRPJ) and social contributions on the net income (CSLL) taxation on the profits of our non-Brazilian subsidiaries and affiliates. The Brazilian Federal Government has filed various administrative and judicial proceedings against us claiming the payment of IRPJ and CSLL on the profits of our non-Brazilian subsidiaries and affiliates in relation to the 1996 and 2008 fiscal years. The discussion regarding the period between 1996 to 2002 was resolved in our favor in a final decision.

In 2013, we significantly reduced the amount in dispute by participating in the REFIS-TBU, a federal tax settlement program for payment of amounts relating to IRPJ and CSLL on profits of subsidiaries abroad from 2003 to 2012 fiscal years. Under the REFIS-TBU, we paid R$5.9 billion in 2013, and we have been paying the remaining R$16.3 billion in monthly installments, bearing interest at the SELIC rate. As of December 31, 2024, the remaining balance was R$8.2 billion, to be paid in 46 further installments.

In 2014, the STJ issued us a favorable decision in the proceeding that had been initiated by us in 2003. The Brazilian Federal Government filed an appeal before the Federal Supreme Court (Supremo Tribunal Federal – STF), which was rejected in March 2021. The Brazilian Federal Government filed a new appeal, and a decision is pending.

VALE ANNUAL REPORT FORM 20-F | 170

LEGAL PROCEEDINGS

b) Litigation related to the deduction of CSLL from the taxable income. In 2004, a final decision of the STJ granted us the right to deduct the amounts we had paid as CSLL from our taxable income. In 2006, the Brazilian federal government filed an action against us, seeking to overturn the 2004 decision. After multiple appeals, in November 2019, the Federal Court of Appeals (Tribunal Regional Federal - TRF) reversed the 2004 decision. Despite our appeals, we have decided not to deduct the CSLL from our taxable income for the year 2018 and subsequent years. We and the federal government have filed appeals, and final decision is pending.

The Brazilian Federal Government has filed various administrative proceedings against us claiming the payment of IRPJ related 2004 to 2008, 2011 to 2014 and 2016 to 2017 fiscal years. As of December 31, 2024, the amount in dispute was R$1.7 billion, in addition to a R$607 million reduction in our tax losses with a tax impact of R$152 million, excluding fines and interest, totaling R$1.9 billion. We filed an administrative appeal, which was partially granted to reduce the amount of the tax assessment related to 2016 and 2017 in R$2 billion. A favorable decision related to fiscal years 2011 to 2013 stated that this charge has no merit, as the claim is time-barred. Both parties have filed additional appeals, and a final decision is pending. For other fiscal years, we submitted an administrative defense and are currently awaiting its analysis. We believe this charge is without merit, as the claim is time-barred.

In February 2023, the STF ruled on two appeals with an impact on all taxpayers. These appeals concern the length of time for which a court decision on a tax matter would remain valid if the STF had subsequently issued a contrary decision. As a result of these rulings, we have recorded an impact of R$952 million, regarding the tax assessment related to the period of 2016 and 2017. We understand that the tax assessments related to the fiscal years 2004 to 2008, 2011 to 2013 and 2014 are not impacted by this judgement, as they are time-barred.

c) Transfer pricing tax assessment. In December 2024, we received a tax assessment charging IRPJ and CSLL for the period 2019 and 2020. The tax authorities claim that we unduly calculated the transfer pricing basis related to iron ore sales to our foreign controlled company because we calculated the price according to the average price of the ore in the shipments, in addition to considering the average grades of the ore exported. As of December 31, 2024, the amount in dispute is R$6.12 billion, in addition to a reduction of R$52 million of our tax losses with a tax impact of R$13 million, excluding fines and interest. totaling R$6.13 billion. We are contesting this assessment before the first administrative level, and the final decisions are pending.

d) Proceeding related to deductions for compensation expenses for the dam failure in Brumadinho. In December 2024, we received a tax assessment charging IRPJ and CSLL for the 2019 fiscal year in the amount of R$3.1 billion. The tax authorities claim that we unduly deducted expenses associated with the remediation of the efforts related to the Brumadinho dam failure. We are contesting this assessment at the administrative level.

e) Assessment related to the deduction of interest and negative exchange variation related to export prepayment agreements. In November 2024, we received a tax assessment charging IRPJ and CSLL for the 2019 fiscal year, which considered that we unduly deducted the interest and negative exchange variation associated with export prepayment agreements with our subsidiary Vale International S.A. We believe that this assessment has no merit, since we have complied with all applicable rules for the deduction of expenses incurred with related parties (transfer pricing and thin capitalization rules). The tax authorities claim that we could not have deducted these expenses because our subsidiaries had retained earnings in 2018 that could have been distributed to us. We are discussing this at the administrative level and the amount under discussion is R$2.3 billion as of December 31, 2024.

VALE ANNUAL REPORT FORM 20-F | 171

LEGAL PROCEEDINGS

  UPDATES ON OTHER PROCEEDINGS

As reported in our annual report on Form 20-F for prior years, in July 2021, state prosecutors in the state of Rio de Janeiro initiated a criminal lawsuit against former MBR officers before a criminal court alleging supposed tax evasion of service taxes (Imposto Sobre Serviço - ISS) levied by the municipality of Mangaratiba on port cargo handling services at the Terminal Ilha Guaíba (TIG), located in Mangaratiba. In February 2023, one of the former officers was summoned and presented his defense. The lawsuit is at an early stage, currently waiting for the summon of the others former directors to present their defense to seek the case dismissal. We believe this proceeding is without merit.

As also previously reported, in May 2020, the MPMG presented criminal charges against us and one of our employees alleging that we had committed environmental crimes through an environmental intervention carried out in our mineral development center located in the city of Santa Luzia, in the state of Minas Gerais, without legal authorization, which allegedly led to the suppression of tree specimens. In May 2023, the court acquitted us of all crimes charged, but upheld the conviction of the employee for one crime. We will appeal from this decision.

As also previously reported, in 2015, the Ministry of Labor commenced two administrative proceedings against us, one alleging illegal outsourcing and another alleging that the illegally outsourced employees were working in conditions similar to slavery. In December 2018, the regional labor court upheld our annulment action and confirmed that the outsourcing of the transportation services in this case was lawful. In July 2024, we obtained a new favorable judgment, with the confirmation by the Regional Labor Court of our annulment action. Due to the legality of outsourcing and the absence of an employment relationship between the outsourced workers and Vale, the court determined that we are not liable for the slave labor claims.

VALE ANNUAL REPORT FORM 20-F | 172

Bylaws

  COMPANY OBJECTIVES AND PURPOSES

Our corporate purpose is defined by our bylaws to include:

•	the exploration of mineral deposits in Brazil and abroad by means of research, including through aerial surveying, exploitation, extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;
•	the construction and operation of railways and the exploitation of both our own and third-party rail traffic;
•	the construction and operation maritime terminals, whether owned by us or third-parties, and the exploitation of navigation and port support activities;
•	the provision of logistics services integrated with cargo transport, including inflow management, storage, transshipment, distribution and delivery within a multimodal transport system;
•	the production, processing, transportation, industrialization and commercialization of any and all sources and forms of energy, including the production, generation, transmission, distribution and commercialization of our products, derivatives and by-products;
•	the engagement, in Brazil or abroad, in other activities that may directly or indirectly contribute to the achievement of our corporate purposes, including research, industrialization, purchasing and sales, importation and exportation, the exploitation, industrialization and commercialization of forest resources and the provision of services of any kind; and
•	the establishment or participation, in any form, in other companies, consortia or entities whose corporate objectives are directly or indirectly related, accessory or instrumental to our business purpose.

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

VALE ANNUAL REPORT FORM 20-F | 173

BYLAWS

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

Pursuant to Brazilian corporate law, shareholders voting at a general shareholders’ meeting have the power, among other powers, to:

•	amend the bylaws;
•	elect or dismiss members of the Board of Directors and members of the Fiscal Council at any time;
•	establish the compensation of senior management and members of the Fiscal Council;
•	receive annual reports by management and accept or reject management’s consolidated financial statements and recommendations including the allocation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts;
•	authorize the issuance of convertible and secured debentures;
•	suspend the rights of a shareholder in default of obligations established by law or by the bylaws;
•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;
•	pass resolutions to reorganize our legal form, to merge, consolidate or split us, to dissolve and liquidate us, to elect and dismiss our liquidators and to examine their accounts; and
•	authorize management to file for bankruptcy or to request a judicial restructuring.

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

VALE ANNUAL REPORT FORM 20-F | 174

BYLAWS

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

VALE ANNUAL REPORT FORM 20-F | 175

BYLAWS

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

VALE ANNUAL REPORT FORM 20-F | 176

BYLAWS

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

VALE ANNUAL REPORT FORM 20-F | 177

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

We made available for withdrawal by holders of participative shareholders’ debentures US$243 million in 2024, US$233 million in 2023 and US$371 million in 2022. See note 23 to our consolidated financial statements for a description of the terms of the debentures.

VALE ANNUAL REPORT FORM 20-F | 178

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

Under the Conselho Monetário Nacional - CMN Resolution 4,373 of 2014 (Resolution 4,373), foreign investors, defined to include individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil, may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that they:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment,
•	complete the appropriate foreign investor registration form,
•	register as a foreign investor with the CVM, and register its foreign investment with the Central Bank of Brazil, and
•	appoint a custodian, duly licensed by the Central Bank of Brazil, if the Brazilian representative in item (i) is not a financial institution.

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

VALE ANNUAL REPORT FORM 20-F | 179

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

Interest on shareholders’ equity

Amounts distributed as interest on shareholders’ equity are generally subject to withholding income tax at the rate of 15%, except where:

•	the beneficiary is exempt from tax in Brazil, in which case the distribution will not be subject to withholding income tax;
•	the beneficiary is located in a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 17% (a “Low Tax Jurisdiction”) or where internal legislation imposes restrictions on the disclosure of the shareholding structure or the ownership of the investment, as listed by the Brazilian federal tax authority in which case the applicable withholding income tax rate is 25%; or
•	the effective beneficiary is resident in Japan, in which case the applicable withholding income tax rate is 12.5%.

Interest on shareholders’ equity is calculated according to the application of an interest rate on the sum of the following accounts: (i) paid-in share capital, (ii) excess capital reserve and capital reserves, (iii) profits reserves, except for tax incentives reserves, (iv) treasury stocks, and (v) accumulated losses or profits. The interest rate applied may not exceed the TJLP, the benchmark Brazilian long-term interest rate. In addition, the amount of distributions classified as interest on shareholders’ equity shall not exceed the larger of (1) 50% of net income (after the deduction of social contribution on net profits but before taking into account such payment of interest and the provision for corporate income tax) for the period in respect of which the payment is made and (2) 50% of the sum of retained earnings and profit reserves.

VALE ANNUAL REPORT FORM 20-F | 180

TAXATION

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

Capital gains realized by a Non-Resident Holder from the disposition of “assets located in Brazil” are subject to taxation in Brazil. Common shares qualify as assets located in Brazil, and the disposition of such assets by a Non-Resident Holder may be subject to income tax on the gains accrued, in accordance with the rules described below, regardless of whether the transaction is carried out with another non-Brazilian resident or with a Brazilian resident.

There is some uncertainty as to whether ADSs qualify as “assets located in Brazil” for this purpose. Arguably, the ADSs do not constitute assets located in Brazil and therefore the gains realized by any Non-Resident Holder on the disposition of ADSs should not be subject to income tax in Brazil. However, it is not certain that the Brazilian courts will uphold this interpretation of the definition of “assets located in Brazil” in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs. Consequently, gains on a disposition of ADSs by a Non-Resident Holder (whether in a transaction carried out with another Non-Resident Holder or a person domiciled in Brazil) may be subject to income tax in Brazil in accordance with the rules applicable to a disposition of shares.

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

For the purpose of Brazilian taxation, the income tax rules on gains related to disposition of common shares vary depending on:

•	the residence of domicile of the Non-Resident Holder;
•	the method by which such Non-Resident Holder has registered his investment with the Central Bank of Brazil; and
•	how the disposition is carried out, as described below.

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

VALE ANNUAL REPORT FORM 20-F | 181

TAXATION

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

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a Non-Resident Holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by a Non-Resident Holder to individuals or entities resident or domiciled within such states in Brazil or to another Non-Resident Holder. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADS.

VALE ANNUAL REPORT FORM 20-F | 182

TAXATION

  U.S. FEDERAL INCOME TAX CONSIDERATIONS

This summary does not purport to be a comprehensive description of all the U.S. federal income tax consequences of the acquisition, holding or disposition of the common shares or ADSs. This summary applies to U.S. holders, as defined below, who hold their common shares or ADSs as capital assets and does not apply to special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	brokers or dealers in securities or foreign currencies;
•	tax-exempt organizations;
•	securities traders who elect to account for their investment in common shares or ADSs on a mark-to-market basis;
•	persons holding common shares or ADSs as part of hedge, straddle, conversion or other integrated financial transactions for tax purposes;
•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other holders treated as “pass-through entities” for U.S. federal income tax purposes (or partners therein);
•	former citizens or residents of the United States; or
•	persons owning, actually or constructively through attribution rules, 10% or more of our voting shares or the total value of all classes of shares.

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

VALE ANNUAL REPORT FORM 20-F | 183

TAXATION

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

The U.S. dollar amount of dividends received by certain non-corporate taxpayers, including individuals, will be subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2023 or 2024 taxable years. In addition, based on Vale’s audited consolidated financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for its 2025 taxable year.

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

Subject to generally applicable limitations and conditions, you may be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Brazilian income taxes withheld by us at the appropriate rate applicable to the U.S. holder. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (IRS) in regulations promulgated in December 2021 and any Brazilian tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax. In the case of a U.S. Holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements is uncertain and we have not determined whether these requirements have been met. If the Brazilian tax is not a creditable tax or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Brazilian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on their particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your own tax advisors concerning the implications of these rules in light of your particular circumstances.

VALE ANNUAL REPORT FORM 20-F | 184

TAXATION

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

VALE ANNUAL REPORT FORM 20-F | 185

TAXATION

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

VALE ANNUAL REPORT FORM 20-F | 186

Controls and procedures

  Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our chief executive officer and chief financial officer have concluded that as of December 31, 2024 our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

  Audit of the Effectiveness of Internal Control over Financial Reporting

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report which appears herein.

  Changes in internal control over financial reporting

Our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2024, that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

VALE ANNUAL REPORT FORM 20-F | 187

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

Since 2018, we also report our compliance with the Brazilian Corporate Governance Code of the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa – IBGC), as required by Brazilian regulations. The code is based on the “comply or explain” principle, and we currently fully comply with 100% of the practices recommended by the IBGC.

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

VALE ANNUAL REPORT FORM 20-F | 188

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

According to its charter, such committee is responsible, among other matters, for:

- recommending internal policies and rules regarding the nomination of members of the Board of Directors, Advisory Committees and our Chairperson, in compliance with the applicable legal requirements and best corporate governance practices;

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

- recommending the selection, compensation, annual performance assessment, succession plan and removal of the General Corporate Governance Secretary;

- recommending the strategy and guidelines for our corporate governance documents, including our corporate policies, bylaws, Code of Conduct and the internal regulations of the Advisory Committees and the Board of Directors, among others, without prejudice of the technical analyses of other advisory committees, according to their competences;

- recommending the compensation model of the Board of Directors and the Advisory Committees, and the proposal for distribution of the global annual amount regarding the compensation of these bodies;

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

VALE ANNUAL REPORT FORM 20-F | 189

CORPORATE GOVERNANCE

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

We do not have a compensation committee composed entirely of independent directors. We have a People and Remuneration Committee required, by its charter, to be composed of a number of independent members at least equal to the number of non-independent members.

The People and Remuneration Committee, which is an advisory committee to the Board of Directors, is composed only by members of the Board of Directors. For the current composition of the People and Remuneration Committee, see Management and Employees—Management—Other Advisory Committees to the Board of Directors. This committee is responsible for, among other attributions:

- assessing and recommending long-term strategies relating to people as proposed by the Executive Committee to the Board of Directors;

- assessing and recommending the remuneration strategy for the Executive Committee and proposal for distribution of overall annual amount for management remuneration, including the remuneration of the Board of Directors and its Advisory Committees;

- recommending the establishment of performance assessment goals for the Executive Committee and other Officers directly reporting to the CEO, and their monitoring;

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

VALE ANNUAL REPORT FORM 20-F | 190

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

VALE ANNUAL REPORT FORM 20-F | 191

CORPORATE GOVERNANCE

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

VALE ANNUAL REPORT FORM 20-F | 192

Insider trading policy

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy and procedures is filed as Exhibit 11 to this annual report.

VALE ANNUAL REPORT FORM 20-F | 193

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

Identification of what we have, what we do and what is important:

•	We understand the business context and the assets that support essential functions.
•	We regularly assess cyber risks internally and the potential impacts on the company and, every two years, undergo a risk assessment by an independent and specialized third party based on the NIST CSF.
•	We maintain an up-to-date inventory of technology assets, such as applications, data, servers, network components, third-party services and others.

Protecting technology assets (both Information Technology and Operations Technology) to prevent or limit cyber incidents by:

•	We apply an identity and access process with Multi-Factor Authentication.
•	We provide cybersecurity training and education for employees and contractors, focusing on cyber risk and good cyber behavior, such as identifying malicious emails and correctly classifying information to protect data confidentiality.
•	We provide communication channels for employees and contractors to report incidents, vulnerabilities and activities related to cyber security.
•	We adopt network segmentation with strategic placement of network firewalls, intrusion prevention systems, and demilitarized zones for added security.

Early detection of cyber incidents through:

•	Our Security Operations Center, which operates 24/7/365, continuously monitors our digital environment by analyzing billions of telemetry events to detect system anomalies.
•	We adopt a modern End Point Detection and Response platform on our workstations and servers, combined with a managed and detection response service by the Security Operations Center.
•	We regularly conduct vulnerability assessments across various technological layers, independent third-party penetration tests and attack surface management practices.
•	We have a dedicated cybersecurity team that combines the best of in-house resources with the expertise of external partners specialized in the field.

Responding effectively to cyber incidents to significantly contain their impact by:

•	We maintain a robust cyber incident response plan by:
-	Keeping cyber incident response procedures up to date, as well as technology system recovery plans for business continuity.
-	Conducting cyber incident simulations for operational, tactical, and executive audiences to educate and better prepare for a real cyber incident.

VALE ANNUAL REPORT FORM 20-F | 194

CYBERSECURITY

-	Integrating the cyber incident response plan with the organization’s corporate Crisis Management process and a corporate Cyber Crisis Committee formed by areas such as Legal, Privacy, Communications, Internal Controls, Investor Relations, and other business areas.
-	Managing the materiality of cyber incidents within the corporate cyber crisis committee, keeping our Executive Committee and our Board of Directors informed, and disclosing to the public when applicable.

Recovering and restoring affected systems and their capabilities back in operation.

•	We conduct regular tests of our recovery plans to ensure the restoration of technology assets in case of need.

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

  Governance

Board of Directors

Our Board of Directors primarily oversees the management of cybersecurity threat risks. To fulfill this responsibility, the Board relies on the support of the Audit and Risks Committee. The Audit and Risks Committee is responsible for advising the Board of Directors regarding the risk management strategy, including the analysis of corporate policies on this topic and risk appetite guidelines, as well as Vale’s integrated risk map. The Audit and Risks Committee also assesses the effectiveness and adequacy of controls and risk management systems, and regularly receives reports on cyber risks from our Corporate Risk Department.

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

Our Chief Information Security Officer leads our cybersecurity function, responsible for our overall information security strategy, policy, threat detection and response. In addition to providing comprehensive cyber risk update to our Audit and Risks Committee and our Executive Risks Committee, this update covers an independent assessment of our cybersecurity program based on the NIST Cybersecurity Framework, as well as, our cyber posture, as evaluated by an independent cybersecurity rating platform. The committees are briefed on cyber incidents considered to have a moderate or greater business impact, even if they are not material to us.

VALE ANNUAL REPORT FORM 20-F | 195

Code of conduct

We have a Code of Conduct that applies to the members of our Board of Directors and our Executive Committee, including the chief executive officer and the chief financial officer, our employees, interns and to our subsidiaries in Brazil and abroad, as well as and any person acting on behalf of Vale or its subsidiaries. Our suppliers and other third parties that collaborate with us must act in accordance with Vale's Principles of Conduct for Third Parties.

Our Code of Conduct gathers the fundamental principles that underpin our business, and is part of Vale’s Ethics & Compliance Program, which is monitored by the Audit and Risks Committee and the Conduct and Integrity Committee, and is under the responsibility of the Audit and Compliance Department. Our Code of Conduct is a principle-based document, which connects directly with our company’s purpose and values.

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

In 2024, our Whistleblower Channel received 10,281 reports and closed 9,986 cases, of which (i) 13% referred to queries and reports that were not investigated due to lack of information or pertinence to the scope of the Whistleblower Channel, (ii) 32% were complaints, which were answered by the Whistleblower Channel, but did not lead to an investigation, and (iii) 55% were allegations that led to investigations, which confirmed violations of Vale’s Code of Conduct in 54% of these cases.

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

Investigations by our Whistleblower Channel in 2024 resulted in 3,978 corrective actions and disciplinary measures, including 298 terminations of employment.

Further information on the Whistleblower Channel is disclosed in our Ethics & Compliance annual report, available on our website, at https://www.vale.com/esg/ethics-and-compliance. Information on our website is not incorporated by reference in this annual report on Form 20-F.

VALE ANNUAL REPORT FORM 20-F | 196

Principal accountant fees and services

The following table summarizes the fees for professional services and other services rendered to us by our independent auditors PricewaterhouseCoopers Auditores Independentes Ltda. (PwC) in 2024 and 2023.

	Year ended December 31,
	2024	2023
	(US$ thousand)
Audit fees	6,241	5,723
Audit-related fees	614	562
Total fees	6,855	6,285

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

VALE ANNUAL REPORT FORM 20-F | 197

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

VALE ANNUAL REPORT FORM 20-F | 198

Exhibits

Exhibit Number
1	Bylaws of Vale S.A., as of April 28, 2023 (incorporated by reference to Exhibit 1 to Vale’s annual report on Form 20-F dated April 19, 2024 (File Nos. 001-15030, Accession No. 0001292814-24-001463)).
2	Description of Securities registered under Section 12 of the Exchange Act
4.1	Judicial Settlement for Integral Reparation, dated February 4, 2021, by and among Vale S.A., the Government of the State of Minas Gerais, the Public Defender Office of the State of Minas Gerais, public prosecutors of the State of Minas Gerais and federal prosecutors (incorporated by reference to Exhibit 4.2 to Vale’s annual report on Form 20-F dated March 23, 2021 (File Nos. 001-15030, Accession No. 0001047469-21-000687)
4.2	Definitive Settlement, dated October 25, 2024, by and among Samarco Mineração S.A., BHP Billiton Brasil Ltda., Vale S.A., the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Public Defender Office of the State of Minas Gerais, public prosecutors of the State of Minas Gerais and federal prosecutors, and other Brazilian public entities
8	List of subsidiaries
11	Policy of Disclosure of Information and Securities Trading, as of November 25, 2021.
12.1	Certification of Chief Executive Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Vale, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351)
17.1	Guarantors and Issuers of Guaranteed Securities
97	Clawback Policy, as of November 30, 2023 (incorporated by reference to Exhibit 97 to Vale’s annual report on Form 20-F dated April 19, 2024 (File Nos. 001-15030, Accession No. 0001292814-24-001463)).
101	Interactive Data File
104	Cover Page Interactive Data File

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

VALE ANNUAL REPORT FORM 20-F | 199

Glossary

Alumina	Aluminum oxide. It is the main component of bauxite and extracted from bauxite ore in a chemical refining process. It is the principal raw material in the electro-chemical process from which aluminum is produced.
Aluminum	A white metal that is obtained in the electro-chemical process of reducing aluminum oxide.
B3	B3 S.A.—Brasil, Bolsa, Balcão (formerly BM&FBOVESPA), a stock exchange located in São Paulo, Brazil.
Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.
Beneficiation	A variety of processes whereby extracted ore from mining is reduced to particles that can be separated into ore-mineral and waste, the former suitable for further processing or direct use.
CFR	Cost and freight. Indicates that all costs related to the transportation of goods up to a named port of destination will be paid by the seller of the goods.
Coal	Coal is a black or brownish-black solid combustible substance formed by the decomposition of vegetable matter without access to air. The rank of coal, which includes anthracite, bituminous coal (both are called hard coal), sub-bituminous coal, and lignite, is based on fixed carbon, volatile matter, and heating value.
Cobalt	Cobalt is a hard, lustrous, silver-gray metal found in ores, and used in the preparation of magnetic, wear-resistant, and high-strength alloys (particularly for jet engines and turbines). Its compounds are also used in the production of inks, paints, catalysts and battery materials.
Coke	Coal that has been processed in a coke oven, for use as a reduction agent in blast furnaces and in foundries for the purposes of transforming iron ore into pig iron.
Coking coal	Hard coking coal is the highest value segment of the metallurgical coal market segments (see metallurgical coal) because of its high strength factors to form a strong coke.
Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.
Copper	A reddish-brown metallic element. Copper is highly conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.
Copper anode	Copper anode is a metallic product of the converting stage of smelting process that is cast into blocks and generally contains 99% copper grade, which requires further processing to produce refined copper cathodes.
Copper cathode	Copper plate with purity higher than or equal to 99.9% that is produced by an electrolytic process.

VALE ANNUAL REPORT FORM 20-F | 200

GLOSSARY

Copper concentrate	Material produced by concentration of copper minerals contained in the copper ore. It is the raw material used in smelters to produce copper metal.
Cut-off grade	Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include “net smelter return,” “pay limit,” and “break-even stripping ratio.”
CVM	The Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission).
DWT	Deadweight ton. The measurement unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel’s total deadweight is the total weight the vessel can carry when loaded to its maximum permitted load line.
FOB	Free on board. It indicates that the purchaser pays for shipping, insurance and all the other costs associated with transportation of the goods to their destination.
Gold	A precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.
Grade	The proportion of metal or mineral present in ore or any other host material.
Hematite Ore	Hematite is an iron oxide mineral, but also denotes the high-grade iron ore type within the iron deposits.
Inferred Mineral Resource	Is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
Indicated Mineral Resource	Is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
Iron ore pellets	Agglomerated ultra-fine iron ore particles of a size and quality suitable for particular iron making processes. Our iron ore pellets range in size from 8 mm to 18 mm.

VALE ANNUAL REPORT FORM 20-F | 201

GLOSSARY

Iron ore briquettes	Iron ore agglomerates, pillow shaped, produced by a proprietary process of cold agglomeration of iron ore together with binders and additives.
Itabirite ore	Itabirite is a banded iron formation and denotes the low-grade iron ore type within the iron deposits.
Limonite	An iron and aluminum oxides rich horizon formed by decomposition of pre-existing rocks within a surface weathering environment.
Lump ore	Iron ore or manganese ore with the coarsest particle size in the range of 6.35 mm to 50 mm in diameter, but varying slightly between different mines and ores.
Manganese ore	A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganite. Manganese ore is essential to the production of virtually all steels and is important in the production of cast iron.
Measured Mineral Resource	Is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.
Metallurgical coal	Coal used in the production of steel, comprising multiple segments, including hard coking coal (see hard coking coal), semi-hard coking coal, semi-soft coking coal, all used to produce coke to feed a blast furnace; and PCI (pulverized coal injection) coal used for direct injection fuel source into the blast furnace (see PCI). A bituminous hard coal with a quality that allows the production of coke. Normally used in coke ovens for metallurgical purposes.
Mineral deposit(s)	A mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.
Mineral reserve	Is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Mineral resource	Is a concentration or occurrence of materials of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
Mt	Million metric tons.

VALE ANNUAL REPORT FORM 20-F | 202

GLOSSARY

Mtpy	Million metric tons per year.
Nickel	A silvery white metal that takes on a high polish. It is hard, malleable, ductile, somewhat ferromagnetic, and a fair conductor of heat and electricity. It belongs to the iron-cobalt group of metals and is chiefly valuable for the alloys it forms, such as stainless steel and other corrosion-resistant alloys.
Nickel laterite	Deposits are formed by intensive weathering of olivine-rich ultramafic rocks such as dunite, peridotite and komatiite.
Nickel matte	An intermediate smelter product that must be further refined to obtain pure metal.
Nickel pig iron	A low-grade nickel product, made from lateritic ores, suitable primarily for use in stainless steel production. Nickel pig iron typically has a nickel grade of 1.5-6% produced from blast furnaces. Nickel pig iron can also contain chrome, manganese, and impurities such as phosphorus, sulfur and carbon. Low-grade ferro-nickel (FeNi) produced in China through electric furnaces is often also referred to as nickel pig iron.
Nickel sulfide	Formed through magmatic processes where nickel combines with sulfur to form a sulfide phase. Pentlandite is the most common nickel sulfide ore mineral mined and often occurs with chalcopyrite, a common copper sulfide mineral.
Open-pit mining	Method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden (surface material covering the valuable deposit) is relatively thin, or the material of interest is structurally unsuitable for underground mining.
Oxides	Compounds of oxygen with another element. For example, magnetite is an oxide mineral formed by the chemical union of iron with oxygen.
Palladium	A silver-white metal that is ductile and malleable, used primarily in automobile-emissions control devices, and electrical applications.
Particulate Matter (PM)	A complex mixture of solids with a small diameter, whose components have different physical and chemical characteristics. Particulate matter is generally classified according to particle diameter.
PCI	Pulverized coal injection. Type of coal with specific properties ideal for direct injection via the tuyeres of blast furnaces. This type of coal does not require any processing or coke making, and can be directly injected into the blast furnaces, replacing lump cokes to be charged from the top of the blast furnaces.
Pelletizing	Iron ore pelletizing is a process of agglomeration of ultra-fines produced in iron ore exploitation and concentration steps. The three basic stages of the process are: (i) ore preparation (to get the correct fineness); (ii) mixing and balling (additive mixing and ball formation); and (iii) firing (to get ceramic bonding and strength).
PGMs	Platinum group metals. Consist of platinum, palladium, rhodium, ruthenium, osmium and iridium.
Phosphate	A phosphorous compound, which occurs in natural ores and is used as a raw material for primary production of fertilizer nutrients, animal feeds and detergents.

VALE ANNUAL REPORT FORM 20-F | 203

GLOSSARY

Pig iron	Product of smelting iron ore usually with coke and limestone in a blast furnace.
Platinum	A dense, precious, grey-white transition metal that is ductile and malleable and occurs in some nickel and copper ores. Platinum is resistant to corrosion and is used primarily in jewelry, and automobile-emissions control devices.
Precious metals	Metals valued for their color, malleability, and rarity, with a high economic value driven not only by their practical industrial use, but also by their role as investments. The widely-traded precious metals are gold, silver, platinum and palladium.
Primary nickel	Nickel produced directly from mineral ores.
Probable mineral reserves	Is the economically minerable part of an indicated and, in some cases, a measured mineral resource.
Proven mineral reserves	Is the economically minerable part of a measured mineral resource and can only result from conversion of a measured resource.
Real, reais or R$	The official currency of Brazil is the real (singular) (plural: reais).
ROM	Run-of-mine. Ore in its natural (unprocessed) state, as mined, without having been crushed.
Saprolite	Clay-rich horizon formed by decomposition of pre-existing rocks within a surface weathering environment.
Secondary or scrap nickel	Stainless steel or other nickel-containing scrap.
Seaborne market	Comprises the total ore trade between countries using ocean bulk vessels.
Silver	A ductile and malleable metal used in photography, coins and medal fabrication, and in industrial applications.
Sinter feed (also known as fines)	Iron ore fines with particles in the range of 0.15 mm to 6.35 mm in diameter. Suitable for sintering.
Sintering	The agglomeration of sinter feed, binder and other materials, into a coherent mass by heating without melting, to be used as metallic charge into a blast furnace.
Stainless steel	Alloy steel containing at least 10% chromium and with superior corrosion resistance. It may also contain other elements such as nickel, manganese, niobium, titanium, molybdenum, copper, in order to improve mechanical, thermal properties and service life. It is primarily classified as austenitic (200 and 300 series), ferritic (400 series), martensitic, duplex or precipitation hardening grades.
Tpy	Metric tons per year.
Troy ounce	One troy ounce equals 31.103 grams.
Underground mining	Mineral exploitation in which extraction is carried out beneath the earth’s surface.
U.S. dollars or US$	The United States dollar.

VALE ANNUAL REPORT FORM 20-F | 204

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20 F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALE S.A.
	By:	/s/ Gustavo Duarte Pimenta
Name: Gustavo Duarte Pimenta
Title: Chief Executive Officer

	By:	/s/ Marcelo Feriozzi Bacci
Name: Marcelo Feriozzi Bacci
Title: Executive Vice-President Finance and Investor Relations

Date: March 28, 2025

VALE ANNUAL REPORT FORM 20-F | 205

Ponta da Madeira maritime terminal, Brazil

Consolidated Financial Statements

December 31, 2024

VALE

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

Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting is effective as of December 31, 2024.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their unqualified report which appears herein.

February 19th, 2025.

/s/ Gustavo Duarte Pimenta

Chief Executive Officer

/s/ Marcelo Feriozzi Bacci

Chief Financial Officer and Investors Relations

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Vale S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provisions for de-characterization of dam structures

As described in Note 28(a) to the consolidated financial statements, the Company's provision for de-characterization of all its tailings dams built under the upstream method located in Brazil amounted to US$ 2,213 million as of December 31, 2024. Management applies significant judgment in developing the estimates for de-characterization of the dams structures including (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update. In addition, as management has further disclosed, given the nature and uncertainties inherent in this type of provision, the amounts recognized and disclosed will be reassessed by the Company at each reporting period and may be adjusted significantly in future periods, as new facts and circumstances become known.

The principal considerations for our determination that performing procedures relating to the provisions for de-characterization of the dam structures is a critical audit matter are (i) the significant judgment by management, including the use of specialists, when developing the estimates of the total expected costs to carry out all de-characterization projects related to the dams, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to volume of the waste to be removed and engineering methods and solutions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimates of the provision for de-characterization of the dams structures. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of the engineering solutions and significant assumptions used by management related to volume of the waste to be removed and engineering methods to execute this removal. As a basis for using this work, the specialists' qualifications were understood and the Company's relationship with these specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by specialists and procedures to assess whether these were consistent with internal and external references, as well as evidence available or obtained in other areas of the audit. Additionally, these procedures included evaluating whether the assumptions related to volume of the waste to be removed, and engineering methods and solutions were reasonable considering the information available according to the engineering phase of each project and the historic information gathered from the ongoing de-characterization projects of the Company.

Tax litigation and uncertain tax positions

As described in Note 29 to the consolidated financial statements, the Company has recognized provisions for tax litigations (other than income taxes) in the amount of US$ 201 million as of December 31, 2024, and disclosed contingent liabilities related to tax litigation in the amount of US$ 5,995 million. The Company recognizes a provision for tax litigation (other than income taxes) in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated, with the support of Company's specialists. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company discloses information on contingent liabilities when management concludes that the risk of loss is possible or it cannot reasonably estimate the amounts involved, but it is reasonably possible that a loss may be incurred.

Also, as described in Note 9(e) the Company disclosed the amount of US$ 6,535 million related to uncertain income tax position which tax treatments acceptability will depend on taxation authorities’ decision in the future. In the case of uncertain income tax positions, management determines whether it is probable or not that taxation authorities will accept the uncertain tax treatment. If management concludes it is not probable that taxation authorities will accept the uncertain income tax treatment, a provision for income tax is recognized. The provision recognized for uncertain income tax positions amounted to US$ 154 million as of December 31, 2024.

The principal considerations for our determination that performing procedures relating to tax litigation and uncertain income tax position are a critical audit matter are (i) the significant judgments by management when assessing the likelihood of a loss, when determining whether a reasonable estimate of the loss or range of loss and possible outcomes for each tax litigation claim can be made and when assessing whether it is probable that a taxation authority will accept an uncertain income tax treatment, which in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management's assessment of the loss contingencies associated with litigation claims and acceptability of uncertain income tax positions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of tax litigation claims and uncertain income tax positions, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, or whether it is probable the taxation authority will accept the uncertain income tax position, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management's assessment regarding whether unfavorable outcomes is reasonably possible or probable and reasonably estimable and evaluating the sufficiency of the Company's tax litigation contingencies and uncertain income tax positions disclosures. The work of Company's specialists was used in performing the procedures to evaluate the reasonableness of the estimates related to the tax litigation claims and uncertain income tax positions. As a basis for using this work, the specialists' qualifications and objectivity were evaluated, as well as the methods and assumptions used by them. The procedures also included an evaluation of the specialists' findings. In addition, professionals with specialized skills and knowledge were used to assist in the evaluation of the reasonableness of the estimate or range of loss and possible outcomes of the main tax litigation claims and uncertain tax positions.

Liabilities related to associates and joint ventures

As described in Note 27 to the consolidated financial statements, the Company has recognized a provision related to the Samarco Mineração S.A. ("Samarco") dam failure in the amount of US$ 3,663 million as of December 31, 2024, including additions to the provision for the year ended December 31, 2024, in the amount of US$ 956 million. The Fundão tailings dam (the “Fundão Dam”) is owned by Samarco, a joint venture between Vale S.A. and BHP Billiton Brasil Ltda. ("BHPB"), where the failure was experienced in November 2015. The Company and BHPB have assumed responsibility in a proportion of fifty percent each for the obligations generated that cannot be financially fulfilled by Samarco itself, the primary responsible party. In October 2024, Vale, Samarco, and BHPB, together with the Federal Government of Brazil, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities, signed a definitive agreement regarding claims related to the failure of the Fundão Dam (“Definitive Agreement”). On December 31, 2024, the Company revised the estimates used to measure and recognize the provision related to the Fundão Dam failure, considering the updated terms of the Definitive Agreement. As a result, the updated amount of the provision recognized is based on the net present value of estimated cash outflows to be incurred and it requires the use of assumptions that can significantly change its value due to: (i) the scope and costs to complete the commitments assumed in the context of the Definitive Agreement; (ii) the extent to which Samarco will be able to directly fulfill the agreed future obligations; (iii) the resolution of existing and potential future legal claims; and (iv) the updates to the discount rates. In addition, as management has further disclosed, given the nature and uncertainties inherent in this type of provision, future expenditures may differ from the amounts currently provided for and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.

The principal considerations for our determination that performing procedures relating to the provisions related to the Samarco Fundão Dam failure is a critical audit matter are (i) the significant judgment by management, including the use of legal advisors, when developing the estimates of the total expected cash outflows, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimates of the provision related to the Samarco Fundão Dam failure. The procedures also included, among others, the assessment of the information contained in the Definitive Agreement, which resulted in the additional amount of provision recognized in the year ended December 31, 2024. In addition, the procedures included evaluating the reasonableness of the models, the data, the application of discount rate and other assumptions used to form the provision estimate, with the involvement of our internal experts with specialized skills and knowledge, which also included sensitivity analysis of the main assumptions used and the impacts of their possible changes on the calculated provision. The procedures also included evaluating the accounting treatment adopted by the Company to recognize the provision and its movements in the year ended December 31, 2024, as well as financial statements disclosures.

Impairment of goodwill and other long lived non-financial assets

As described in Note 20 to the consolidated financial statements, the Company's goodwill balance totaled US$ 3,038 million as of December 31, 2024. As described in Note 20, management tests impairment of goodwill at least on an annual basis, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Management also evaluates impairment indicators for the other long- lived non-financial assets, such as intangible and property plant and equipment. An impairment loss is recognized when the recoverable amount of an asset or cash generating unit (CGU), determined at its fair value less costs to disposal (FVLCD), is above its carrying amount. Fair value is generally estimated by management using discounted cash flow models. Management's cash flow projections used to estimate the recoverable amount of assets or CGUs included significant judgments and assumptions relating to (i) long-term future metal prices; and (ii) discount rates. During the year ended December 31, 2024, the Company recognized impairment losses of US$ 2,210 million, mainly related to nickel operations in Thompson and Newfoundland and Labrador, both located in Canada.

The principal considerations for our determination that performing procedures relating to impairment tests for goodwill and other long lived non-financial assets is a critical audit matter are due to the significant judgments applied by management when developing the fair value measurement of assets and CGUs. This led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's cash flow projections and significant assumptions, related to long-term future metal prices and discount rates. In addition, the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter, involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls related to management's impairment assessment of goodwill and other long lived non-financial assets, including controls over the valuation of assets and CGUs. These procedures also considered, among others (i) testing management's process for developing the fair value estimates; (ii) evaluating the appropriateness of the discounted cash flow models; (iii) testing the completeness and accuracy of the underlying data used in the models; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the long-term future metal prices and discount rates. Assessing these management's significant assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of assets and CGUs; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in the evaluation of the Company's discounted cash flow models, and the long-term future metal prices and the discount rate assumptions.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil

February 19, 2025

We have served as the Company’s auditor since 2019.

Consolidated Income Statement

In millions of United States dollars, except earnings per share

		Year ended December 31,
	Notes	2024	2023	2022
Continuing operations
Net operating revenue	5(b)	38,056	41,784	43,839
Cost of goods sold and services rendered	6(a)	(24,265)	(24,089)	(24,028)
Gross profit		13,791	17,695	19,811

Operating expenses
Selling and administrative	6(b)	(622)	(553)	(515)
Research and development		(790)	(723)	(660)
Pre-operating and operational stoppage	28	(403)	(450)	(479)
(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net	18, 19 and 20	301	(266)	773
Other operating revenues (expenses), net	6(c)	(1,489)	(1,498)	(1,722)
Operating income		10,788	14,205	17,208

Financial income	7	422	432	520
Financial expenses	7	(1,473)	(1,459)	(1,179)
Other financial items, net	7	(2,772)	(919)	2,927
Equity results and other results in associates and joint ventures	16 and 27	(269)	(1,108)	305
Income before income taxes		6,696	11,151	19,781

Income taxes	9(a)	(721)	(3,046)	(2,971)

Net income from continuing operations		5,975	8,105	16,810
(Loss) net income from continuing operations attributable to noncontrolling interests		(191)	122	82
Net income from continuing operations attributable to Vale S.A.'s shareholders		6,166	7,983	16,728

Discontinued operations
Net income from discontinued operations attributable to Vale S.A.'s shareholders	17(l)	-	-	2,060

Net income		5,975	8,105	18,870
(Loss) net income attributable to noncontrolling interests		(191)	122	82
Net income attributable to Vale S.A.'s shareholders		6,166	7,983	18,788

Basic and diluted earnings per share from continuing operations	10
Common share (US$)		1.44	1.83	3.61

Basic and diluted earnings per share attributable to Vale's shareholders	10
Common share (US$)		1.44	1.83	4.05

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

		Year ended December 31,
	Notes	2024	2023	2022
Net income		5,975	8,105	18,870
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Translation adjustments of the Parent Company		(9,172)	2,966	2,259
Retirement benefit obligations		102	(68)	269
Adjustments to fair value in equity interests measured at fair value through other comprehensive income		-	13	-
		(9,070)	2,911	2,528

Items that may be reclassified to income statement
Translation adjustments of foreign operations		2,237	(522)	(1,306)
Net investment hedge	21(a.iv)	(500)	139	81
Cash flow hedge	21(a.iv)	-	(19)	19
Reclassification of cumulative translation adjustment to income statement (i)	17(b) and 17(d)	(1,115)	-	(4,830)
		622	(402)	(6,036)
Comprehensive income (loss)		(2,473)	10,614	15,362

Comprehensive income (loss) attributable to noncontrolling interests		(284)	125	80
Comprehensive income attributable to Vale S.A.'s shareholders		(2,189)	10,489	15,282

(i)	For the year ended December 31, 2024, mainly related to the effect of the reclassification of cumulative translation adjustments to the consolidated income statement, as a consequence of the divestiture and loss of control over of Vale Oman Distribution Center and PT Vale Indonesia Tbk in the amounts of US$112 and US$1,063, respectively (notes 17b and 17d).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 9.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

		Year ended December 31,
	Notes	2024	2023	2022
Cash flow from operations	11(a)	13,767	17,252	18,762
Interest on loans and borrowings paid	11(c)	(868)	(743)	(785)
Cash received (paid) on settlement of derivatives, net	21	11	567	(83)
Payments related to Brumadinho event	26	(909)	(1,330)	(1,093)
Payments related to de-characterization of dams	28	(533)	(458)	(349)
Interest on participative shareholders' debentures paid	23	(243)	(233)	(371)
Income taxes (including settlement programs) paid		(1,859)	(1,890)	(4,637)
Net cash generated by operating activities from continuing operations		9,366	13,165	11,444
Net cash generated by operating activities from discontinued operations	17(l)	-	-	41
Net cash generated by operating activities		9,366	13,165	11,485

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(6,447)	(5,920)	(5,446)
Payments related to the Samarco dam failure	27	(808)	(553)	(338)
Advanced payment related to renegotiation of railway concession contracts	15	(656)	-	-
Cash received (paid) from disposal and acquisition of investments, net	11(b)	2,687	(139)	577
Dividends received from associates and joint ventures		81	204	219
Short-term investment		(85)	127	260
Other investing activities, net		(140)	(38)	145
Net cash used in investing activities from continuing operations		(5,368)	(6,319)	(4,583)
Net cash used in investing activities from discontinued operations	17(l)	-	-	(103)
Net cash used in investing activities		(5,368)	(6,319)	(4,686)

Cash flow from financing activities:
Loans and borrowings from third parties	11(c)	4,855	1,950	1,275
Payments of loans and borrowings to third parties	11(c)	(2,605)	(658)	(2,300)
Payments of leasing	25	(202)	(233)	(224)
Dividends and interest on capital paid to Vale’s shareholders	31(e)	(3,914)	(5,513)	(6,603)
Dividends and interest on capital paid to noncontrolling interest		-	(41)	(12)
Shares buyback program	31(c)	(409)	(2,714)	(6,036)
Acquisition of additional stake in VOPC	17(g)	-	(130)	-
Net cash used in financing activities from continuing operations		(2,275)	(7,339)	(13,900)
Net cash used in financing activities from discontinued operations	17(l)	-	-	(11)
Net cash used in financing activities		(2,275)	(7,339)	(13,911)

Net increase (decrease) in cash and cash equivalents		1,723	(493)	(7,112)
Cash and cash equivalents in the beginning of the year		3,609	4,736	11,721
Effect of exchange rate changes on cash and cash equivalents		(454)	69	138
Effect of transfer PTVI to non-current assets held for sale	17(d)	-	(703)	-
Cash and cash equivalents from subsidiaries acquired and sold, net		75	-	(11)
Cash and cash equivalents at end of the year		4,953	3,609	4,736

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	22	4,953	3,609
Short-term investments	22	53	51
Accounts receivable	12	2,358	4,197
Other financial assets	15	53	271
Inventories	13	4,605	4,684
Recoverable taxes	9(f)	1,100	900
Judicial deposits	29(c)	-	611
Other		359	444
		13,481	14,767
Non-current assets held for sale	17(d)	-	3,933
		13,481	18,700
Non-current assets
Judicial deposits	29(c)	537	798
Other financial assets	15	82	593
Recoverable taxes	9(f)	1,297	1,374
Deferred income taxes	9(b)	8,244	9,565
Other		1,466	1,257
		11,626	13,587

Investments in associates and joint ventures	16	4,547	1,872
Intangibles	18	10,514	11,631
Property, plant, and equipment	19	39,984	48,396
		66,671	75,486
Total assets		80,152	94,186

Liabilities
Current liabilities
Suppliers and contractors	14	4,234	5,272
Loans and borrowings	24	1,020	824
Leases	25	147	197
Other financial liabilities	15	1,543	1,676
Taxes payable	9(f)	574	1,314
Settlement programs ("REFIS")	9(d)	353	428
Liabilities related to Brumadinho	26	714	1,057
Liabilities related to associates and joint ventures	27	1,844	837
De-characterization of dams and asset retirement obligations	28	833	1,035
Provisions for litigation	29	119	114
Employee benefits	30	1,012	964
Dividends payable		330	-
Other		367	376
		13,090	14,094
Liabilities associated with non-current assets held for sale	17(d)	-	561
		13,090	14,655
Non-current liabilities
Loans and borrowings	24	13,772	11,647
Leases	25	566	1,255
Participative shareholders' debentures	23	2,217	2,874
Other financial liabilities	15	2,347	3,373
Settlement programs ("REFIS")	9(d)	1,007	1,723
Deferred income taxes	9(b)	445	870
Liabilities related to Brumadinho	26	1,256	2,003
Liabilities related to associates and joint ventures	27	1,819	3,590
De-characterization of dams and asset retirement obligations	28	4,930	6,694
Provisions for litigation	29	894	885
Employee benefits	30	1,118	1,381
Streaming transactions	8	1,882	1,962
Other		281	293
		32,534	38,550
Total liabilities		45,624	53,205

Equity	31

Equity attributable to Vale S.A.'s shareholders		33,406	39,461
Equity attributable to noncontrolling interests		1,122	1,520
Total equity		34,528	40,981
Total liabilities and equity		80,152	94,186

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Consolidated equity
Balance as of December 31, 2021		61,614	1,139	15,702	(5,579)	(1,960)	(36,444)	-	34,472	834	35,306
Net income		-	-	-	-	-	-	18,788	18,788	82	18,870
Other comprehensive income		-	-	756	-	269	(4,531)	-	(3,506)	(2)	(3,508)
Dividends and interest on capital of Vale S.A.'s shareholders	31(d)	-	-	(3,500)	-	-	-	(4,386)	(7,886)	-	(7,886)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(7)	(7)
Transaction with noncontrolling interests	17 (l)	-	-	-	-	-	-	-	-	584	584
Appropriation to undistributed retained earnings		-	-	14,402	-	-	-	(14,402)	-	-	-
Shares buyback program	31(c)	-	-	-	(6,036)	-	-	-	(6,036)	-	(6,036)
Share-based payment program	30(b)	-	-	-	-	16	-	-	16	-	16
Treasury shares used and canceled	31(b)	-	-	(6,616)	6,635	-	-	-	19	-	19
Balance as of December 31, 2022		61,614	1,139	20,744	(4,980)	(1,675)	(40,975)	-	35,867	1,491	37,358
Net income		-	-	-	-	-	-	7,983	7,983	122	8,105
Other comprehensive income		-	-	1,495	-	(73)	1,084	-	2,506	3	2,509
Dividends and interest on capital of Vale S.A.’s shareholders	31(d)	-	-	(437)	-	-	-	(3,744)	(4,181)	-	(4,181)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(37)	(37)
Transaction with noncontrolling interests	17(g)	-	-	-	-	3	-	-	3	(59)	(56)
Appropriation to undistributed retained earnings		-	-	4,239	-	-	-	(4,239)	-	-	-
Shares buyback program	31(c)	-	-	-	(2,714)	-	-	-	(2,714)	-	(2,714)
Share-based payment program	30(b)	-	-	-	26	(29)	-	-	(3)	-	(3)
Treasury shares used and canceled	31(b)	-	-	(4,164)	4,164	-	-	-	-	-	-
Balance as of December 31, 2023		61,614	1,139	21,877	(3,504)	(1,774)	(39,891)	-	39,461	1,520	40,981
Net income		-	-	-	-	-	-	6,166	6,166	(191)	5,975
Other comprehensive income		-	-	(5,007)	-	144	(3,492)	-	(8,355)	(93)	(8,448)
Dividends and interest on capital of Vale S.A.'s shareholders	31(d)	-	-	(2,364)	-	-	-	(1,996)	(4,360)	-	(4,360)
Transaction with noncontrolling interests (i)	17(d) and 17(e)	-	-	-	-	895	-	-	895	(114)	781
Appropriation to undistributed retained earnings		-	-	4,170	-	-	-	(4,170)	-	-	-
Shares buyback program	31(c)	-	-	-	(409)	-	-	-	(409)	-	(409)
Share-based payment programs	30(b)	-	-	-	2	6	-	-	8	-	8
Balance as of December 31, 2024		61,614	1,139	18,676	(3,911)	(729)	(43,383)	-	33,406	1,122	34,528

(i)	The effect on equity attributable to noncontrolling interests includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of US$1,628 (note 17d) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of US$1,514 (note 17e).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 31.

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

Vale also holds investments in energy businesses to meet energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Solutions" and "Energy Transition Metals" (note 5).

Iron Solutions – Comprise iron ore extraction and iron ore pellets and briquettes production, as well as the North, South, and Southeast transportation corridors in Brazil, including railways, ports and terminals linked to mining operations.

•	Iron ore: Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes, a railway and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.

•	Iron ore pellets and other ferrous products: Currently, Vale has a diversified portfolio of agglomerates, which includes iron ore pellets and briquettes. Vale operates eight pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products.

•	Nickel: The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Brazil and nickel refining facilities in the United Kingdom and Japan. Vale also holds investments in nickel operations in Indonesia.

•	Copper: In Brazil, Vale produces copper concentrates at Sossego and Salobo in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario), Voisey’s Bay (located in Newfoundland and Labrador), and Thompson (located in Manitoba).

•	Cobalt, PGM, and other precious metals: The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

2. Basis of preparation and presentation of the consolidated financial statements

The consolidated financial statements of the Company (“financial statements”) have been prepared and are presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). All material information for the preparation of these financial statements, and only this information, are presented and correspond to those used by the Company's Management.

The financial statements have been prepared on a historical cost basis and adjusted to reflect: (i) the fair value of certain financial assets and liabilities (including derivative instruments), as well as pension plans assets and (ii) assets impairment, when applicable.

These financial statements were authorized for issue by the Board of Directors on February 19, 2025.

a) New and amended standards

Amendments to IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures

In May 2023, the International Accounting Standards Board (“IASB”) amended the standards IAS 7- Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, to establish new disclosure requirements on supplier finance arrangements. The amendments are effective for annual periods beginning on or after January 1, 2024, and, therefore, the Company started to apply these amendments from these financial statements, as shown in note 14.

Amendments to IAS 1 – Non-current liabilities with covenants

In October 2022, the IASB amended the standard IAS 1 – Presentation of Financial Statements, to improve the disclosure requirements related to long-term debt subject to compliance with covenants. The amendments are effective for January 1, 2024, and, therefore, the Company started to apply these amendments from these financial statements, as shown in note 24(c).

IFRIC Agenda decision on IFRS 8 Operating Segments

In July 2024, the IASB published a agenda decision on IFRS 8– Information by segment, clarifying the requirements on the disclosure of specific items of income and expenses by operating segment. As a result of this agenda decision, the Company added the disclosure of the cost of goods sold and services provided by operating segment in note 5 of these financial statements, including the disclosure of the comparative information.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which replaces IAS 1 –Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of income statement, requires disclosure of ‘management-defined performance measures’ and includes new requirements for aggregation and disaggregation of financial information of the primary financial statements and the notes. IFRS 18 will be effective for annual reporting periods beginning on or after January 1, 2027, and the Company is currently assessing the potential impacts arising from the standard.

Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosure

In December 2024, the IASB amended IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosure to clarify and provide additional guidance, including new disclosures requirements, related to certain power purchase agreements. These amendments will be effective for annual reporting periods beginning on or after January 1, 2026, and the Company does not expect material impacts on financial statements.

Other recently issued or amended accounting standards

Certain other new accounting standards, amendments and interpretations have been published recently, however, have not materially impacted these financial statements. The Company did not early adopt any standards and does not expect that other standards already issued and not yet mandatory will have a material impact in future reporting periods.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Principles of Consolidation

The Company's financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect subsidiaries (“subsidiaries”). Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including associates and joint ventures, and the financial policies applied in preparing the consolidated financial projections are described in note 16.

c) Functional currency and presentation currency

The financial statements of the Company and its subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

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

When a foreign operation is totally or partially disposed, the monetary exchange differences that were recorded in the equity are recognized in the income statement for the year, see accounting policy in note 16 of these financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate
	2024	2023	2022	2024	2023	2022
US Dollar ("US$")	6.1923	4.8413	5.2177	5.3920	4.9954	5.1655
Canadian dollar ("CAD")	4.3047	3.6522	3.8550	3.9342	3.7026	3.9705
Euro ("EUR")	6.4363	5.3516	5.5694	5.8340	5.4023	5.4420

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

The areas involving significant estimates or judgements or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions are presented in the following notes:

Note	Significant estimates and judgments
9	Deferred income taxes and uncertain tax positions
15	Liabilities related to the concession grant
16	Consolidation
19	Mineral reserves and mines useful life
20	Impairment of non-current assets
21	Fair values estimate
26	Liabilities related to Brumadinho
27	Liabilities related to associates and joint ventures
28	Provision for de-characterization of dam structures and asset retirement obligations
29	Litigation
30	Employee post-retirement obligation

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Material accounting policies

The material accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent in all years presented.

3. Significant events and transactions related to 2024 financial statements

•	Remuneration to shareholders – During 2024, the Company approved dividends and interest on capital to its shareholders in the amount of US$4,360 (R$22,884 million). On February 19, 2025 (subsequent event), the Board of Directors approved remuneration to shareholders in the total amount of US$1,596 (R$9,143 million). Further details are presented in note 31(e) of these financial statements.

•	Impairment on assets related to nickel – The Company identified impairment triggers related to its nickel operations in Thompson and Newfoundland and Labrador, both located in Canada. Therefore, Vale carried out an impairment test on these assets and recognized impairment losses of US$1,945 in the income statement for the year ended December 31, 2024, as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net”. Further details are presented in note 20(a) of these financial statements.

•	Renegotiation of railway concession contracts – In December 2024, the general basis for the renegotiation of the concession contracts for the Carajás Railway and the Vitória a Minas railway were agreed between Vale, the Brazilian National Land Transportation Agency and the Brazilian Federal Government. The renegotiation will be performed under the terms of the concession contracts, which remain in force, aiming to promote their modernization and updating. As a result, Vale recorded an addition of US$256 (R$1,559 million) in the liability associated with the railway concessions and paid US$656 (R$4 billion) in advance. Further details are presented in note 15(a) of these financial statements.

•	Purchase of a minority stake in Anglo American Minério de Ferro Brasil S.A. (“Anglo American”) – In December 2024, the Company completed the purchase of a 15% stake in Anglo American, of which the acquisition cost is substantially composed by the contribution of Serra da Serpentina assets to Anglo American, whose value was estimated at US$750, in addition to a disbursement of US$30. As a result, Anglo American became an associate and Vale recognized a gain of US$626 in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net”. Further details are presented in note 17(a) of these financial statements.

•	Definitive Settlement related to the Samarco Mineração S.A. (“Samarco”) dam failure – In October 2024, Vale, Samarco and BHP Billiton Brasil Ltda., together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities, signed a definitive agreement on claims related to the collapse of the Samarco dam, which was ratified in November 2024. As a result, Vale recognized an additional provision of US$956, recorded in the income statement as “Equity results and other results in associates and joint ventures”. Further details are presented in note 27 of these financial statements.

•	Debentures public offering – In October 2024, the Company issued debentures of US$1 billion (R$6 billion) with maturities in 10, 12, and 15 years. Further details are presented in note 11(d) of these financial statements.

•	Divestment in Vale Oman Distribution Center (“VODC”) – In September 2024, the Company completed the sale of 50% equity interest in VODC to AP Oryx Holdings LLC, for US$600. As a result, VODC became a joint venture, and Vale recognized a gain of US$1,222 in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net”. Further details are presented in note 17(b) of these financial statements.

•	Acquisition of Aliança Geração de Energia S.A. (“Aliança Energia”) – In August 2024, the Company completed the acquisition of the entire stake held by Cemig Geração e Transmissão S.A. in Aliança Energia, for US$493 (R$2,737 million). As a result, Vale holds 100% of the shareholding and consolidates Aliança Energia. Further details are presented in note 17(c) of these financial statements.

•	Bond issuance and repurchase – In June 2024, Vale issued bonds of US$1 billion, maturing in 2054 with a coupon of 6.40% per year. In July 2024, this amount was substantially used to redeem bonds maturing in 2026, 2036, and 2039, in the total amount of US$970. As a result of the repurchase, the Company paid a premium of US$50, which was recorded in the income statement as “Financial expenses”. Further details are presented in note 11(c) of these financial statements.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

•	Divestment in PT Vale Indonesia (PTVI) – In June 2024, the Company, together with Sumitomo Metal Mining Co. Ltd. and PT Mineral Industri Indonesia (“MIND ID”), completed the divestment transaction of PTVI. As a result, Vale received US$155 and lost control over PTVI, which resulted in a gain of US$1,059 recorded in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net”. Further details are presented in note 17(d) of these financial statements.

•	Strategic partnership in the Energy Transition Metals business – In April 2024, the Company completed the transaction in which Manara Minerals acquired a 10% stake in Vale Base Metals Limited, which is the holding company for the Energy Transition Metals business, for US$2,455. As a result, Vale recognized a gain of US$895 in equity as “Transactions with noncontrolling shareholders”. Further details are presented in note 17(e) of these financial statements.

4. Climate-related financial information

Climate strategy

The Company has been integrating climate strategy into its business through a comprehensive approach, based on systematic planning and execution, prioritizing risk management and leveraging opportunities, as well as based on purpose to establish a social, economic and environmental legacy.

The announced investments and the Company's strategy with climate-related changes, initiatives were evaluated in the context of critical accounting estimates and judgments. Future changes in this strategy or in the global scenario may affect the Company's main estimates and may result in material impacts on the Company's results and balances of assets and liabilities in subsequent fiscal years.

Sphere of influence	Decarbonization targets	Description	Potential Impacts on Financial Statements
Operations	• Reduce absolute Scope 1 and 2 emissions by 33% by 2030. • Achieve net-zero Scope 1 and 2 emissions by 2050.

Investment in solutions that increase the energy efficiency of processes and solutions that replace fossil energy raw materials with renewable sources or those with lower greenhouse gas (“GHG”) emission intensity of Scope 1.

•  Investments in affiliates and joint ventures

•  Value chain operational costs and expenses to support decarbonization

•  Impairment and asset useful lives

•  Property, plant and equipaments

•  Intangibles

Investment in solutions for the consumption of electricity from renewable sources, aiming to reduce Scope 2 GHG emissions.

•  Commitments related to electricity from renewable sources supply contracts

•  Property, plant and equipaments

•  Value chain operational costs and expenses to support decarbonization

•  Lease of properties linked to the generation of electricity from renewable sources

•  Financial Instruments

Value Chain	• Reduce net Scope 3 emissions by 15% by 2035. • Contribute to the International Maritime Organization's ("IMO") 2023 strategy to achieve net-zero greenhouse gas emissions by or around 2050.	Limited use of high-integrity carbon credits for eventual offsetting of Scope 3 GHG emissions.	• Intangible • Retirement expense from the credit of • carbon • Investments in subsidiaries, affiliates and joint ventures • Provisions
		Investment in solutions and technologies to reduce greenhouse gas emissions from international shipping.	• Research and development expenses for navigation solution • Value chain operational costs and expenses to support decarbonization

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company evaluated its decarbonization targets by analyzing the criteria for recognition of provision according to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. There is no provision as of December 31, 2024 because the target does not represent a present obligation for the Company.

Impact of transition risks related to climate change on the Company's assets

In the development of the strategic plan, the Company qualitatively evaluates scenarios related to climate change and defines the base case to guide the positioning of its business, as well as test resilience against other exploratory scenarios. The Company's approach to climate change is shaped by an analysis of global megatrends through a scenario-building tool. These scenarios offer insights associated to global temperatures increasing into the future of mining, that influence commodity price forecasts, capital allocation, portfolio decisions, and business strategies.

In this context, the Company observes the persistence of the characteristic cycles of the mining industry over the coming decades, driven by an energy transition that occurs asynchronously and unevenly between different sectors and regions. Vale carried out an analysis of the resilience of its portfolio in the face of climate change scenarios, based on the scenarios of the International Energy Agency.

The potential financial impacts of climate change and the transition to a low-carbon economy were considered in the evaluation of the Company's critical accounting estimates, including impairment indicators, such as possible reductions in demand for commodities due to changes in policies, regulatory environment (including carbon pricing mechanisms), legal, technological, market or reputational changes.

The Company did not identify any impairment of assets due to this topic. However, given the complexity of modeling, identifying additional risks and planning and executing actions in response to the identified risks, transition risks may result in material impacts on the Company's income and balance of assets and liabilities in subsequent fiscal years.

Impacts of physical risks related to climate change on the book values of assets

The Company's operations are also exposed to events resulting from climate change. Therefore, the Company is currently assessing the potential impacts of physical risks related to climate change in the models used in the asset impairment test, such as potential operational disruptions caused by increased frequency and/or severity of extreme and chronic weather events resulting from long-term changes in weather patterns.

The Company did not identify any impairment of assets in the financial statements of 2024 due to the physical risks considered in the valuation. However, due to the complexity of physical risk modeling, the continuous evolution of the ongoing nature of the Company's physical risk assessment process, the identification of additional risks may result in material impacts on the Company's income and balance of assets and liabilities in subsequent fiscal years.

Carbon pricing in Strategic Planning

Carbon pricing is one of the main strategic tools used by the Company for decision-making, allowing it to assess the global and geographically dispersed distribution of operating and customer markets. Incorporated into the cycle of scenario analysis and strategic planning, carbon pricing makes it possible to assess the financial impacts on business value over time. In the 2024 cycle, three main effects were analyzed: (i) the direct costs avoided through decarbonization, (ii) the net capital expenditures and operational expenses impacts associated with the Scope 1 and 2 reduction targets for 2030, and (iii) the potential increase in demand for agglomerated iron ore products, such as pellets and briquettes, driven by emission limit regulations and the search for lower-emission raw materials in the steel industry.

Carbon prices are integrated into the Marginal Abatement Cost Curve (MACC) as a shadow price, used for prioritization of investments and analysis of the net present value of projects. This approach ensures that the costs and risks associated with climate change are incorporated into the capital allocation and decarbonization strategy.

Decarbonization initiatives

The Company, in line with its strategy to decarbonization in its value chain, allocates resources to projects to reduce greenhouse gas emissions and meet climate goals. These efforts include technological upgrades, modification of production processes, as well as strategic partnerships.

Below are the main projects related to Vale's strategy to promote economic development in line with environmental preservation and sustainability, followed by financial effects.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Production of Iron Ore Briquette: In 2023, the first briquette plant was inaugurated at the Tubarão Complex, in Vitória, Espírito Santo. Iron ore briquette is one of the strategies implemented by the Company to increase the exploration of high-quality ores and offer new products in line with the demands for decarbonization of the steel industry. Currently, Vale has two iron ore briquette plants in the Tubarão Complex. The two briquette plants come from the conversion of pelletizing plants. As of December 31, 2024, the Company had a balance of US$257 (2023: US$259) in property, plant and equipment associated with the briquette plants.

Gelado Project: In March 2023, the Company started operations of the Gelado Project in Carajás (PA), which will produce pellet feed (iron ore for pelletizing) from the reuse of iron ore tailings, which have been deposited at the site for approximately four decades. In addition to destinate sustainably disposing of the tailings, the project will use 100% electric dredges to extract the material, avoiding greenhouse gas emissions. The final product is sent to the pelletizing plant in São Luiz (MA) due to the high quality of the pellets manufactured on site, steel customers are able to reduce their carbon emissions – compared to using lower quality products. As of December 31, 2024, the Company had a balance of US$308 (2023: US$390) in fixed assets related to the Gelado Project.

Sustainable sand: In October 2022, the Company created the company Co-log logística de coprodutos S.A ("Agera") to develop and expand its Sustainable Sand business. Agera receives the sand produced from the treatment of tailings generated by Vale's iron ore operations and promotes its commercialization and distribution. The new company also invests in research and development of new solutions for the product. In the year ended December 31, 2024, the Company recognized US$1 (2023: US$1 and 2022: US$0) in income statement as research and development expenses.

Purchase of electricity from renewable sources: The Company also has Power Purchase Agreements ("PPAs") with suppliers of electricity based on renewable sources, which enables the reduction of scope 2 emissions. These contracts have been entered into and continue to be held for their own use purposes and are therefore outside the scope of IFRS 9 - Financial Instruments. PPAs are treated as executory contracts, and expenditures are recorded as incurred.

Vale Ventures: The Company announced the creation of a Corporate Venture Capital operation ("Vale Ventures"), whose objective is to invest in sustainable mining initiatives. The Company's objective is to acquire minority stakes in startups focused on initiatives for decarbonization in the mining chain, zero-waste mining, energy transition metals and other technologies.

As of December 31, 2024, the Company has investments totaling US$52 (2023: US$43). These investments include minority stakes in transformational biology startup Allonnia LLC, Boston Electrometallurgical Company Electrified Thermal Solutions and Mantel Capture, Inc, as well as investments in venture capital funds Evok Fund II Limited Partnership and Cathay Innovation Global Fund III (“Cathay Innovation”).

Acquisition of carbon credits

One of the pillars to achieve the Vale decarbonization goals is the limited use of high-integrity carbon credits, following principles such as additionality, permanence, transparency, and contribution to sustainable development. The use of carbon credits will be a maximum of 20% of the absolute reduction in scope 3 emissions by 2035, equivalent to 17 MtCO₂e.

Vale and Algar Group Agreement: To encourage the voluntary carbon credit market, Vale and the Algar Group signed an agreement to purchase high-integrity forest carbon credits by 2030, equivalent to the protection of approximately 85 thousand hectares of forest. Each unit of carbon credit corresponds to one ton of carbon dioxide equivalent (CO2) that is no longer emitted into the atmosphere in the case of this forest protection project.

Casa dos Ventos Partnership: Vale and Casa dos Ventos developed a carbon project called Folha Larga Sul de Energia Renováveis. The project consists of the implementation and operation of wind farms in the state of Bahia that will reduce greenhouse gas emissions, avoiding the generation of electricity from fossil fuel sources.

For each carbon credit transaction, Vale identifies its business model for subsequent classification, recognition and measurement of its asset. Carbon credits are recorded in intangible assets and measured at cost according to IAS 38 – Intangible Assets. Carbon credits intended for resale are recorded in the inventory and measured at fair value less the costs of sale according to IAS 2 - Inventories. The Company also evaluates whether there are derivatives embedded in the contracts for the purchase and sale of carbon credits in accordance with IFRS 9 – Financial Instruments.

Carbon pricing mechanism

The Company has operations from Energy Transition Metals segment in Canada, which are exposed to greenhouse has emissions regulations. In the year ended December 31, 2024, the Company recorded carbon tax expenses in the amount of US$11 (2023: US$2 and 2022: US$1).

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Climate-related executive compensation

Executives’ long-term remuneration targets are made up of performance conditions based on climate-related indicators, with 10% of the targets linked to the reduction of greenhouse gas emissions and 5% linked to Vale's performance in the Corporate Sustainability Assessment (“CSA”), used to select companies for the Dow Jones Sustainability Index (“DJSI”), note (30).

5. Information by business segment and geographic area

In 2024, consistently with the reports analyzed by the executive committee and Board of Directors, the Company changed its adjusted EBITDA definition to include the “EBITDA from associates and joint ventures”, which is a measure of their “equity results” (note 15) excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net.

Therefore, the Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net and other. The comparative information in these financial statements was revised to reflect this change in the adjusted EBITDA definition.

Additionally, as a result of the reorganization of assets and the governance established for the Energy Transition Metals segment, due to the sale of noncontrolling interest in this segment (note 17e), the “Other” segment was reorganized for a better allocation of direct effects on the Iron Ore Solutions and Energy Transition Metals businesses. These effects were allocated to each segment starting from the year ended December 31, 2024.

Segment	Main activities
Iron Solutions	Comprise the extraction and production of iron ore, iron ore pellets, briquettes, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Coal - discontinued operation (note 17l)	Comprise the extraction and production of metallurgical and thermal coal and its logistic related services.
Other	Includes corporate expenses not allocated to the operating segment, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and decharacterization of dams and asset retirement obligations.

a) Adjusted EBITDA

		Year ended December 31,
	Notes	2024	2023 (revised)	2022 (revised)
Iron ore		11,598	15,205	15,929
Iron ore pellets		3,166	3,136	3,758
Other ferrous products and services		321	473	410
Iron Solutions		15,085	18,814	20,097

Nickel		114	851	1,924
Copper		1,521	1,100	569
Other energy transition metals		(182)	12	-
Energy Transition Metals		1,453	1,963	2,493

Other (i)		(1,698)	(2,176)	(2,210)

Adjusted EBITDA from continuing operations		14,840	18,601	20,380

Depreciation, depletion and amortization		(3,057)	(3,070)	(3,171)
(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net and other (ii)	17 and 20	(55)	(482)	773
EBITDA from associates and joint ventures		(940)	(844)	(774)
Operating income		10,788	14,205	17,208

Equity results and other results in associates and joint ventures	16	(269)	(1,108)	305
Financial results, net	7	(3,823)	(1,946)	2,268
Income before income taxes from continuing operations		6,696	11,151	19,781

(i)	Includes US$145 related to expenses of Vale Base Metals Limited that were not allocated to the operating segment for the year ended December 31, 2024.
(ii)	Includes an adjustment of US$356 for the year ended December 31, 2024 (2023: US$216), to reflect the performance of streaming transactions at market prices.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

		Year ended December 31,
	Notes	2024	2023	2022
Adjusted EBITDA from discontinued operations (coal)		-	-	171

(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net		-	-	(589)
Operating loss	17(l)	-	-	(418)

Financial results, net		-	-	3,065
Derecognition of noncontrolling interest		-	-	(585)
Net income from discontinued operations (coal)	17(l)	-	-	2,062

b) Net operating revenue by shipment destination

	Year ended December 31, 2024
	Iron Solutions				Energy Transition Metals				Net operating revenue
	Iron ore	Iron ore pellets	Other ferrous products and services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals
China (i)	18,157	-	-	18,157	432	717	69	1,218	19,375
Japan	2,380	278	2	2,660	360	-	30	390	3,050
Asia, except Japan and China	2,040	378	11	2,429	381	77	-	458	2,887
Brazil	1,085	1,706	704	3,495	50	-	20	70	3,565
United States of America	26	172	-	198	855	-	22	877	1,075
Americas, except United States and Brazil	-	443	1	444	429	97	-	526	970
Germany	316	188	-	504	401	562	-	963	1,467
Europe, except Germany	794	146	-	940	727	1,352	-	2,079	3,019
Middle East, Africa, and Oceania	7	2,610	-	2,617	31	-	-	31	2,648
Net operating revenue	24,805	5,921	718	31,444	3,666	2,805	141	6,612	38,056

	Year ended December 31, 2023
	Iron Solutions				Energy Transition Metals			Other	Net operating revenue
	Iron ore	Iron ore pellets	Other ferrous products and services	Total	Nickel and other products	Copper	Total
China (i)	21,061	2	-	21,063	693	454	1,147	-	22,210
Japan	2,356	279	1	2,636	583	-	583	-	3,219
Asia, except Japan and China	1,691	407	10	2,108	462	105	567	-	2,675
Brazil	1,370	1,684	502	3,556	63	-	63	136	3,755
United States of America	-	262	-	262	1,361	-	1,361	-	1,623
Americas, except United States and Brazil	1	398	1	400	456	41	497	-	897
Germany	244	55	2	301	458	592	1,050	-	1,351
Europe, except Germany	1,037	374	-	1,411	1,082	1,184	2,266	-	3,677
Middle East, Africa, and Oceania	-	2,342	-	2,342	35	-	35	-	2,377
Net operating revenue	27,760	5,803	516	34,079	5,193	2,376	7,569	136	41,784

	Year ended December 31, 2022
	Iron Solutions				Energy Transition Metals			Other	Net operating revenue
	Iron ore	Iron ore pellets	Other ferrous products and services	Total	Nickel and other products	Copper	Total
China (i)	21,021	41	7	21,069	1,627	128	1,755	-	22,824
Japan	2,557	208	-	2,765	765	5	770	-	3,535
Asia, except Japan and China	1,552	393	13	1,958	395	98	493	47	2,498
Brazil	1,305	1,997	447	3,749	60	-	60	328	4,137
United States of America	-	218	-	218	1,425	-	1,425	-	1,643
Americas, except United States and Brazil	-	472	5	477	597	-	597	125	1,199
Germany	357	16	-	373	597	551	1,148	-	1,521
Europe, except Germany	1,396	317	-	1,713	1,126	997	2,123	-	3,836
Middle East, Africa, and Oceania	-	2,594	-	2,594	27	-	27	25	2,646
Net operating revenue	28,188	6,256	472	34,916	6,619	1,779	8,398	525	43,839

(i)	Includes operating revenue of China Mainland in the amount of US$18,556 (2023: US$21,577 and 2022: US$22,203) and Taiwan in the amount of US$819 (2023: US$633 and 2022: US$621).

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In 2024 and 2022, no customer individually represented 10% or more of the Company's revenue. In 2023, the revenue from a single customer from the Iron Solutions segment totaled US$4,239, individually representing 10% of the Company's total revenue.

c) Cost of goods sold and services rendered

	Year ended December 31,
	2024	2023	2022
Iron ore	12,846	12,357	11,929
Iron ore pellets	2,920	2,759	2,682
Other ferrous products and services	556	335	335
Iron Solutions	16,322	15,451	14,946

Nickel	3,414	4,169	4,541
Copper	1,472	1,357	1,049
Other energy transition metals	154	-	-
Energy Transition Metals	5,040	5,526	5,590

Other (i)	-	196	443

	21,362	21,173	20,979
Depreciation, depletion and amortization	2,903	2,916	3,049
Cost of goods sold and services rendered	24,265	24,089	24,028

(i)	It includes costs of the Midwestern system (note 17i) and the discontinued operation of coal (note 17l).

d) Assets by geographic area

	December 31, 2024				December 31, 2023
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	2,046	8,847	28,706	39,599	1,872	9,822	33,769	45,463
Canada	-	1,666	9,452	11,118	-	1,808	11,890	13,698
Americas, except Brazil and Canada	-	-	3	3	-	-	4	4
Indonesia	1,885	-	61	1,946	-	-	59	59
China	-	1	4	5	-	1	14	15
Asia, except Indonesia and China	-	-	654	654	-	-	731	731
Europe	-	-	589	589	-	-	678	678
Oman	616	-	515	1,131	-	-	1,251	1,251
Total	4,547	10,514	39,984	55,045	1,872	11,631	48,396	61,899

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated
6. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Year ended December 31,
	2024	2023	2022
Freight	4,749	4,251	4,738
Services	4,509	4,131	3,614
Depreciation, depletion and amortization	2,903	2,916	3,049
Materials	2,758	2,731	2,256
Personnel	2,689	2,931	2,684
Acquisition of products	1,980	2,254	2,566
Fuel oil and gas	1,399	1,626	1,630
Royalties	1,282	1,286	1,268
Energy	653	781	719
Others	1,343	1,182	1,504
Total	24,265	24,089	24,028

b)       Selling and administrative expenses

	Year ended December 31,
	2024	2023	2022
Personnel	266	243	230
Services	161	154	142
Depreciation and amortization	56	47	41
Advertisement	21	26	22
Other	118	83	80
Total	622	553	515

c)       Other operating revenues (expenses), net

			Year ended December 31,
	Notes	2024	2023	2022
Expenses related to Brumadinho event	26	(483)	(930)	(1,079)
Reversal (increase) in provisions related to de-characterization of dam and asset decommissioning obligation	28	172	(229)	(128)
Provision for litigations	29	(303)	(229)	(153)
Profit sharing program		(189)	(147)	(131)
Expenses related with socio-environmental commitments		(360)	(181)	(180)
Other		(326)	218	(51)
Total		(1,489)	(1,498)	(1,722)

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

7. Financial results

		Year ended December 31,
	Notes	2024	2023	2022
Financial income
Short-term investments		328	309	440
Other		94	123	80
		422	432	520
Financial expenses
Loans and borrowings interest	11(c)	(791)	(725)	(565)
Bond premium repurchase	11(c)	(50)	(22)	(113)
Interest on supplier finance arrangements	14	(162)	(203)	(51)
Interest on REFIS		(91)	(148)	(152)
Interest on lease liabilities	25	(49)	(62)	(64)
Other		(330)	(299)	(234)
		(1,473)	(1,459)	(1,179)
Other financial items, net
Foreign exchange and indexation gains (losses), net		(1,388)	(1,643)	(975)
Participative shareholders' debentures	23	(175)	(179)	659
Financial guarantees	33(b)	-	-	481
Derivative financial instruments, net	21	(1,209)	903	1,154
Reclassification of cumulative translation adjustments to the income statement	16(a) and 17	-	-	1,608
		(2,772)	(919)	2,927
Total		(3,823)	(1,946)	2,268

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

The accounting policies related to the other items of the financial result are shown in the notes, “16. Investments in subsidiaries, associates, and joint ventures”, “23. Participative shareholders’ debentures”, “24. Loans, borrowing, cash and cash equivalents and short-term investments” and “25. Leases”.

8. Streaming transactions

a) Statement of Financial Position

	December 31, 2024			December 31, 2023
	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
Gold streaming	136	1,442	1,578	68	1,521	1,589
Cobalt streaming	22	439	461	22	441	463
Total contract liabilities	158	1,881	2,039	90	1,962	2,052

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Effects on the income statement

	Year ended December 31,
	2024	2023	2022
Cobalt streaming	19	14	49
Gold streaming	122	134	37
Fixed revenue - Contract liabilities realized	141	148	86

Cobalt streaming	4	3	11
Gold streaming	102	93	74
Variable revenue - Additional payments received	106	96	85

Gold streaming

Vale have sold to Wheaton Precious Metals Corp. (“Wheaton”) an aggregate of (i) 75% of the by-product gold contained in concentrate from our Salobo copper mine, in Brazil, for the life of mine, and (ii) 70% of the by-product gold from our Sudbury nickel mines, in Canada, for 20 years. Regarding these streaming transactions:

Vale received upfront payments of (i) US$1.9 billion in 2013, (ii) US$900 in 2015 and (iii) US$800 in 2016. Vale also receives ongoing payments of the lesser of 400 United States dollars per ounce and the prevailing market price, for each ounce of gold that the Company deliver under the agreement.

As per the Salobo gold by-product stream purchase agreement, Vale was entitled to receive an additional cash payment if the Company expanded its capacity to process Salobo copper ores to certain level before 2036. In March 2023, Vale agreed with Wheaton to amend this agreement to adjust the additional cash payment terms. These conditions are linked to the “Salobo III” project, which is the brownfield expansion of Salobo through the increase in copper processing capacity.

In November 2023, the first phase of the Salobo III expansion project was completed and Vale received US$370, which was recorded in the streaming liabilities. Additionally, Wheaton will be required to make annual payments between US$5.1 and US$8.5 from 2024 to 2034, as long as the Salobo complex continues to produce within certain copper grades.

Cobalt streaming

In June 2018, Vale sold to Wheaton and Cobalt 27 Capital Corp. (“Cobalt 27”) a combined 75% of the cobalt produced as a by-product at its Voisey’s Bay mine from January 1, 2021, with the amount of US$690. Vale also receives additional payments of 20%, in average, of cobalt prices upon delivery. In February 2021, the stream originally sold to Cobalt 27 was assigned to Anglo Pacific Group.

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

9. Taxes

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

From 2024, the Company is already subject to OECD Pillar Two model rules in the Netherlands, Switzerland, Australia, United Kingdom, Japan, Luxembourg and Canada. In Brazil, Law No. 15,079/24 and Normative Instruction RFB No. 2,245/24 were published in December 2024 to align Brazilian tax legislation with the OECD’s GloBE rules with effects from January 1, 2025.

However, the Company does not expect material impacts on the calculation of income tax or on the financial statements for the current and future periods, mainly due to the application of the simplifying rules (“Safe Harbor”) in the GloBE computation.

The Company applied the relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rule, according to IAS 12 – Income taxes.

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

			Year ended December 31,
	Notes	2024	2023	2022
Income before income taxes		6,696	11,151	19,781
Income taxes at statutory rate (34%)		(2,277)	(3,791)	(6,726)
Adjustments that affect the taxes basis:
Tax incentives		1,428	1,860	1,803
Provision related to Samarco	27(c)	(361)	(404)	-
Gain on divestment in VODC	17(b)	189	-	-
Gain on acquisition of Aliança Energia	17(c)	104	-	-
Gain on divestment in PTVI	17(d)	358	-	-
Equity results	16	103	88	84
Addition of tax loss carryforward		617	409	899
Unrecognized tax losses of the year		(127)	(115)	(197)
Reclassification of cumulative adjustments to the income statement		24	-	547
Effects on tax computation of foreign operations		(406)	(102)	(37)
Reversal of deferred income tax related to Renova Foundation	27(e)	-	(1,078)	-
Other		(373)	87	656
Income taxes		(721)	(3,046)	(2,971)
Current tax		(2,008)	(1,375)	(2,020)
Deferred tax		1,287	(1,671)	(951)
Income taxes		(721)	(3,046)	(2,971)

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Deferred income tax assets and liabilities

Tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year. The local profits of foreign subsidiaries are also taxed in Brazil and there is no restriction on their offset against tax losses generated previously by the foreign entity.

	Deferred tax assets		Deferred tax liabilities
	Year ended December 31,
	2024	2023	2024	2023
Taxes losses carryforward	5,516	5,704	-	-
Temporary differences:
Asset retirement obligations and other liabilities	2,829	4,165	(509)	(807)
Fair value of financial instruments	932	735	-	-
Employee post-retirement obligation	368	478	-	-
Provision for litigation	327	306	-	-
Fair value of property, plant and equipment and intangibles in business combination	-	-	(1,695)	(2,034)
Goodwill amortization	-	-	(462)	(575)
Other	494	723	-	-
	10,466	12,111	(2,666)	(3,416)

Financial position
Assets	8,244	9,565	-	-
Liabilities	-	-	(445)	(870)

The following table shows the changes in deferred tax assets and liability:

	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2022	10,770	1,413	9,357
Taxes losses carryforward	(609)	-	(609)
Provision for asset retirement obligations and other liabilities	(1,123)	86	(1,209)
Fair value of financial instruments	(168)	-	(168)
Fair value of intangibles and property, plant and equipment in business combination	-	(64)	64
Other	251	-	251
Effect in income statement	(1,649)	22	(1,671)
Employee post-retirement obligation	34	-	34
Fair value of financial instruments	32	-	32
Other comprehensive income	66	-	66
Transfer between assets and liabilities	(371)	(371)	-
Translation adjustment	749	19	730
Transfer to asset to held for sale	-	(213)	213
Balance as of December 31, 2023	9,565	870	8,695
Taxes losses carryforward	937	-	937
Provision for asset retirement obligations and other liabilities	(361)	18	(379)
Fair value of financial instruments	393	-	393
Fair value of intangibles and property, plant and equipment in business combination	-	(397)	397
Other	(61)	-	(61)
Effect in income statement	908	(379)	1,287
Employee post-retirement obligation	(20)	26	(46)
Fair value of financial instruments	(1)	-	(1)
Other comprehensive income	(21)	26	(47)
Transfer between assets and liabilities	(250)	(250)	-
Translation adjustment	(1,953)	(130)	(1,823)
Incorporations, acquisitions and divestments (i)	(5)	308	(313)
Balance as of December 31, 2024	8,244	445	7,799

(i)	Includes mainly the amount of US$312 related with the deferred income tax liability assumed due to the acquisition of Aliança Geração de Energia S.A. (note 17c).

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the North region that includes iron ore and copper. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and considers the allocation of tax operating income into different incentives applicable to different tranches of production during specified periods for each product, usually 10 years. In addition to these incentives, the income tax payable can be reduced by investing in the acquisition of new machinery and equipment, subject to subsequent approval by the Superintendence for the Development of the Amazon (“SUDAM”).

As determined by the Brazilian law, the tax savings obtained due to these incentives must be recorded in the retained earnings reserve in equity and cannot be distributed as dividends to shareholders.

The Company’s tax incentives are expected to expire substantially in 2033. The effects on the income statement are presented as “tax incentives” in item (a) of this note.

d)	Income taxes - Settlement programs (“REFIS”)

	December 31, 2024	December 31, 2023
Current liabilities	353	428
Non-current liabilities	1,007	1,723
REFIS liabilities	1,360	2,151

SELIC rate	12.25%	11.75%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 7).

e) Uncertain tax positions (“UTP”)

The Company is engaged in administrative and judicial discussions with tax authorities in Brazil in relation to certain tax positions adopted by the Company for calculating income tax and social contribution on net income. The final determination is uncertain and depends on factors not controlled by the Company, such as changes in case law and changes in tax laws and regulations. The tax positions adopted by Vale are supported by legal advisors and the Company is subject to the assessment of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

The amount under discussion with the tax authorities is US$6,535 as of December 31, 2024 (2023: US$5,408), which includes the reduction of tax losses in the amount of US$596 as of December 31, 2024 (2023: US$754), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	December 31, 2024			December 31, 2023
	Assessed (i)	Not in dispute (ii)	Total	Assessed (i)	Not in dispute (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	3,387	1,608	4,995	2,144	3,010	5,154
Expenses of interest on capital	1,262	-	1,262	1,511	-	1,511
Proceeding related to income tax paid abroad	427	-	427	512	-	512
Goodwill amortization	743	62	805	606	190	796
Payments to Renova Foundation	301	351	652	167	536	703
Other	415	-	415	468	-	468
	6,535	2,021	8,556	5,408	3,736	9,144

UTPs recorded as part of the taxes payable liability on statement of financial position
Deduction of CSLL in Brazil	154	-	154	183	-	183
	154	-	154	183	-	183

(i)	Includes the assessments received, related to the tax effects arising from the reduction of the tax losses and negative basis of the CSLL presented below, without fines and interest, whether or not materialized.
(ii)	Includes the principal, without fines and interest.
(iii)	Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Transfer pricing calculation over the exportation of ores to a foreign subsidiary - The Company was assessed for the IRPJ and CSLL, for the years of 2015 and 2020 as the tax agent has disregarded the intermediation costs and other adjustments used in the calculation of the transfer pricing over the exportation of iron ore, pellets, manganese, and copper to its foreign controlled company. The Company is challenging these assessments at the administrative level and a decision is pending.

The Company maintains the method of calculating the transfer pricing, as it considers it to be the most appropriate tax treatment for interpreting the rules in force and applicable to the subject and is discussing the charges at the administrative level.

The total amount in dispute is US$2,979 as of December 31, 2024 (2023: US$1,630), excluding the corresponding tax impact without fines and interests of US$408 as of December 31, 2024 (2023: US$514), totaling US$3,387 (2023: US$2,144). The amount involved for the period, which are not in dispute, is US$1,608 as of December 31, 2024 (2023: US$3,010).

Expenses of interest on equity capital (“JCP”) - Vale received assessments for the collection of IRPJ, CSLL and fines, on the grounds that the deduction of JCP was improper, referring to the base years of 2017 and 2018, due to failure to comply with the accrual basis and absence of individualized accounting credit per shareholder. The amount under discussion is US$1,149 as of December 31, 2024 (2023: US$1,367), excluding the corresponding tax impact without fines and interests of US$113 as of December 31, 2024 (2023: US$144), totaling US$1,262 (2023: US$1,511). The Company presented administrative defenses for these assessments and is awaiting a decision.

Offset of the income tax paid abroad - Vale received a tax assessment for the collection of US$427 (2023: US$512) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal, and a decision is pending.

Goodwill amortization - The Company received tax assessments for the collection of IRPJ and CSLL for the periods between 2013 and 2019, due to the disregard of the deduction of goodwill amortization expenses recorded in the acquisition of controlled companies, after its merger by the Company.

The Company is discussing the charges at the administrative level and the amount under discussion is US$692 as of December 31, 2024 (2023: US$540), excluding the corresponding tax impact without fines and interests of US$51 as of December 31, 2024 (2023: US$66), totaling US$743 (2023: US$606). The amount involved for the period, which are not in dispute, is US$62 (2023: US$190).

Payments to Renova Foundation - The Company deducted payments made to Renova Foundation arising from the obligation entered into the Transaction and Conduct Adjustment Agreement (“TTAC”). Vale understands that the deduction of such expenses is adequate, since its liability is objective, arising from the obligation arising from the TTAC and its status as a shareholder of Samarco and as a sponsor of Renova Foundation.

The mentioned payments were deducted until April 2023 when Vale entered into a binding agreement jointly with BHPB, Samarco, and certain creditors of Samarco, establishing the parameters for the restructuring of Samarco's debt. This restructuring was implemented through a consensual reorganization plan, which was approved by the Judicial Recovery Court in September 2023. According to the agreement, contributions made by Vale to the Renova Foundation from May 2023 onward will be converted into capital contributions to Samarco and, therefore, will no longer be deductible. Further details on Samarco's judicial recovery are provided in note 27 of these financial statements.

The Company received tax assessment notices for the periods 2016,2018 and 2019, for the collection of IRPJ and CSLL on the grounds that expenses incurred with Renova Foundation were unduly deducted for allegedly not being considered necessary. The total amount assessed is US$280 for the year ended December 31, 2024 (2023: US$140), excluding the corresponding tax impact without fines and interests of US$21 as of December 31, 2024 (2023: US$27), totaling US$301 (2023: US$167). The amount involved for the period, which are not in dispute, is US$351 (2023: US$536).

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

Meanwhile, the Federal Supreme Court (“STF”) is judging two extraordinary appeals with impact to all taxpayers. These appeals are discussing how long a court decision related to a tax matter would remain valid if the STF had subsequently issued a contrary decision. Due to the developments of this matter in the STF and based on the updated assessment of its legal advisors, the Company concluded that the tax treatment previously adopted will probably not be accepted by the tax authority and, therefore, it recognized a liability as “Tax payable” of US$154 for the year ended December 31, 2024 (2023: US$183).

f) Recoverable and payable taxes

	December 31, 2024			December 31, 2023
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	260	3	34	232	5	25
Brazilian federal contributions ("PIS" and "COFINS")	266	975	12	355	1,010	615
Income taxes	564	319	317	302	358	429
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	63	-	-	93
Other	10	-	148	11	1	152
Total	1,100	1,297	574	900	1,374	1,314

Accounting policy

For the Vale S.A.’s subsidiaries that operate in jurisdictions where the tax rate is lower than the tax rate applicable in Brazil, the Brazilian corporate tax law requires Vale S.A. to pay in Brazil the income tax related with the referred rate differential. Therefore, the income tax charge is computed in the consolidated financial statements using the tax rate enacted at the end of the reporting period in Brazil.

Management regularly assesses positions taken in tax returns concerning situations where applicable tax regulations are subject to interpretation. Provisions are established, as needed, based on expected amounts payable to tax authorities. Liabilities related to uncertain tax positions are recorded only when it is deemed, with a more-likely-than-not probability, that these positions will withstand challenges, if any, from taxing authorities, based on input from internal and external legal advisors.

Deferred income taxes are recognized for temporary differences between the carrying amount and the tax basis of assets and liabilities, as well as tax losses carryforwards. However, deferred tax liabilities arising from the initial recognition of goodwill are not recognized. Additionally, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss) and does not give rise to equal taxable and deductible temporary differences. Offset of deferred tax assets and liabilities occurs when there is a legally enforceable right to offset current tax assets and liabilities, and when the deferred tax balances pertain to the same taxation authority.

Deferred tax assets resulting from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which these differences and/or tax losses can be utilized. The Company evaluates annually the recoverability of these deferred tax assets through the revision of the future taxable profit estimates.

Current and deferred tax is recognized in profit or loss unless it relates to items recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

Uncertain tax positions - The Company applies significant judgement to assess the probability that the adopted treatment will be accepted by the taxation authorities, which could impact the consolidated financial statements. The Company operates in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

10. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Year ended December 31,
	2024	2023	2022
Net income attributable to Vale S.A.'s shareholders
Net income from continuing operations	6,166	7,983	16,728
Net income from discontinued operations	-	-	2,060
Net income	6,166	7,983	18,788

Thousands of shares
Weighted average number of common shares outstanding	4,274,854	4,366,130	4,637,794
Weighted average number of common shares outstanding and potential ordinary shares	4,279,867	4,369,961	4,642,432

Basic and diluted earnings per share from continuing operations
Common share (US$)	1.44	1.83	3.61
Basic and diluted earnings per share from discontinued operations
Common share (US$)	-	-	0.44

Basic and diluted earnings per share attributable to Vale S.A.'s shareholders
Common share (US$)	1.44	1.83	4.05

11. Cash flows reconciliation

a) Cash flow from operating activities

		Year ended December 31,
	Notes	2024	2023	2022
Cash flow from operating activities:
Income before income taxes		6,696	11,151	19,781
Adjusted for:
Equity results and other results in associates and joint ventures	16	269	1,108	(305)
(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net	20	(301)	266	(773)
Provisions related to Brumadinho	26	116	461	400
Provision for de-characterization of dams	28	(206)	153	72
Depreciation, depletion and amortization		3,057	3,070	3,171
Financial results, net	7	3,823	1,946	(2,268)
Changes in assets and liabilities:
Accounts receivable	12	1,668	197	(325)
Inventories	13	(549)	(214)	45
Suppliers and contractors	14	(360)	637	495
Other assets and liabilities, net		(446)	(1,523)	(1,531)
Cash flow from operations		13,767	17,252	18,762

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Cash flow from investing activities

		Year ended December 31,
	Notes	2024	2023	2022
Cash paid for the purchase of Anglo American Brasil shares	17(a)	(30)	-	-
Proceeds from partial disposal of VODC shares	17(b)	600	-	-
Cash paid for the acquisition of Aliança Energia shares	17(c)	(493)	-	-
Proceeds from the partial disposal of PTVI shares	17(d)	155	-	-
Proceeds from the partial disposal of VBML shares	17(e)	2,455	-	-
Disbursement related to MRN sale	17(f)	-	(72)	-
Proceeds from the divestment of Companhia Siderúrgica do Pecém	17(h)	-	1,082	-
Cash contribution to Companhia Siderúrgica do Pecém	17(h)	-	(1,149)	-
Proceeds from the sale of Midwestern System	17(i)	-	-	140
Proceeds from the sale of California Steel Industries	17(j)	-	-	437
Cash received (paid) from disposal and acquisition of investments, net		2,687	(139)	577

c) Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2022	6,497	280	4,404	11,181
Additions	1,500	-	450	1,950
Payments (i)	(542)	(50)	(66)	(658)
Interest paid (ii)	(454)	(24)	(265)	(743)
Cash flow from financing activities	504	(74)	119	549
Effect of exchange rate	19	20	(64)	(25)
Interest accretion	454	24	288	766
Non-cash changes	473	44	224	741
December 31, 2023	7,474	250	4,747	12,471
Additions	2,033	-	2,822	4,855
Payments (i)	(1,037)	(46)	(1,522)	(2,605)
Interest paid (ii)	(527)	(20)	(321)	(868)
Cash flow from financing activities	469	(66)	979	1,382
Acquisition of Aliança Energia	214	32	-	246
Effect of exchange rate	(121)	101	(164)	(184)
Interest accretion	503	20	354	877
Non-cash changes	596	153	190	939
December 31, 2024	8,539	337	5,916	14,792

(i)	Includes bond premium repurchase.
(ii)	Classified as operating activities in the statement of cash flows.

Funding

•	In January 2025 (subsequent event), the Company contracted a loan of US$270 with commercial banks indexed to Secured Overnight Financing Rate (“SOFR”) plus spread adjustments and maturing in 2029.

•	In December 2024, the Company contracted a loan of US$50 with DBS Bank indexed to SOFR plus spread adjustments and maturing in 2026.

•	In December 2024, the Company contracted a loan of US$250 with The Hongkong and Shanghai Banking Corporation indexed to SOFR plus spread adjustments and maturing in 2028.

•	In November 2024, the Company contracted a loan of US$300 with BBM Bank indexed to SOFR plus spread adjustments and maturing in 2029.

•	In October 2024, the Company issued debentures of US$1 billion (R$6 billion) indexed to IPCA plus 6.38% to 6.43% per year, paid semi-annually, and maturing in 2034, 2036 and 2039. The proceeds were received in November 2024 and will be used in infrastructure projects related with the railway concessions.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

•	In October 2024, the Company contracted a loan of US$300 with Bank of Nova Scotia indexed to SOFR plus spread adjustments and maturing in 2027.

•	In September 2024, the Company contracted a loan of US$187 with China Construction Bank indexed to SOFR plus spread adjustments and maturing in 2029.

•	In September 2024, the Company contracted a loan of US$300 with Bank of China indexed to SOFR plus spread adjustments and maturing in 2029.

•	In July 2024, the Company contracted a loan of US$475 with The Bank of Nova Scotia indexed to SOFR plus spread adjustments and maturing in 2027.

•	In June 2024, the Company issued bonds of US$1 billion with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

•	In April 2024, the Company contracted a loan of US$90 with the Canadian Imperial Bank of Commerce (“CIBC”) indexed to SOFR plus spread adjustments and maturing in 2024.

•	In March 2024, the Company contracted a loan of US$360 with the Japan Bank of International Cooperation (“JBIC”) indexed to SOFR plus spread adjustments and maturing in 2035.

•	In March 2024, the Company contracted a loan of US$60 with the CIBC indexed to SOFR plus spread adjustments and maturing in 2024.

•	In February 2024, the Company contracted a loan of US$166 with Banco Santander indexed to SOFR plus spread adjustments and maturing in 2025.

•	In February 2024, the Company contracted a loan of US$34 with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2025.

•	From January to February 2024, the Company contracted a loan of US$250 with Banco Bradesco with a fixed rate maturing in 2025.

•	In September 2023, the Company contracted a loan of US$150 with Citibank, indexed to SOFR with spread adjustments and maturing in 2028.

•	In June 2023, Vale issued notes of US$1,500 with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033.

•	In March 2023, the Company contracted a loan of US$300 with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR with spread adjustments and maturing in 2028.

Payments

•	In November 2024, the Company settled the loan contracted with HSBC Bank, in the amount of US$250.

•	In August 2024, the Company settled the loan contracted with Credit Agricole Bank, in the amount of US$34.

•	In July 2024, Vale redeemed notes with maturity date in 2026, and repurchased notes with maturity date in 2036 and 2039, in the total amount of US$970 and paid a premium of US$50, recorded as “Bond premium repurchase” in the financial results for the year ended December 31, 2024.

•	In July 2024, the Company settled the loan contracted with CIBC, in the amount of US$90.

•	In July 2024, the Company settled the loan contracted with The Bank of Nova Scotia, in the amount of US$475.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated
•	In January 2024, the Company paid principal and interest of debentures, in the amount of US$46.

•	In June 2023, Vale repurchased notes with maturity date in 2026, 2036 and 2039, in the total amount of US$500 and paid a premium of US$22, recorded as “financial expenses” in the income statement for the year period ended December 31, 2023.

•	In January 2023, the Company paid principal and interest of debentures, in the amount of US$24.

d) Non-cash transactions

	Year ended December 31,
	2024	2023	2022
Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	36	19	47

12. Accounts receivable

	Notes	December 31, 2024	December 31, 2023
Receivables from contracts with customers
Third parties
Iron Solutions		1,540	3,406
Energy Transition Metals		788	743
Other		19	3
Related parties	32	63	89
Accounts receivable		2,410	4,241
Expected credit loss		(52)	(44)
Accounts receivable, net		2,358	4,197

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The Company's primary exposure lies in iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 22). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	December 31, 2024
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on Revenue (US$ million)
Iron ore	19,621	101	+/- 10%	+/- 198
Copper	69	8,479	+/- 10%	+/- 58

Accounting policy

Accounts receivable represent the aggregate amount receivable from the sale of products and services by the Company. Initially recognized at fair value, they are subsequently measured at amortized cost using the effective interest method, except for the component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss.

The Company applies the IFRS 9 - Financial Instruments simplified approach for measuring expected credit losses. This approach utilizes a lifetime expected loss allowance for the accounts receivable measured at amortized cost. A provision matrix, established by the Company, forms the basis for this measurement. The matrix incorporates historical credit loss experience, adjusted for forward-looking factors specific to the economic environment, and considers any financial guarantees associated with these accounts receivables.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13. Inventories

	December 31, 2024	December 31, 2023
Finished products
Iron Solutions	2,493	2,457
Energy Transition Metals	571	640
	3,064	3,097

Work in progress	691	567
Consumable inventory	988	1,159

Net realizable value provision (i)	(138)	(139)
Total of inventories	4,605	4,684

(i) In 2024, the effect of provision for net realizable value was US$35 (2023: US$54 and 2022: US$44).

The cost of goods sold is presented in note 6(a).

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

14. Suppliers and contractors

	Notes	December 31, 2024	December 31, 2023
Third parties		4,004	5,114
Related parties	32(b)	230	158
Total		4,234	5,272

The financial liabilities presented as Suppliers and contractors in the Company's statement of financial position represent the outstanding balance of invoices with suppliers for purchases of goods and services, being the average due date usually approximately 60 days. The Company's liquidity risk management process is described in note 21.

The Company enters into supplier finance arrangements (“Arrangements”) as part of the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified.

December 31, 2024
Carrying amount of accounts payable included in the Arrangements of which suppliers have already received payment	1,343
Carrying amount of accounts payable included in the Arrangements of which suppliers have not yet received payment	6
Total carrying amount relating to Arrangements with suppliers and contractors	1,349

Financial charges related to the increase in payment terms are recognized in the financial results as interest on supplier finance arrangements (note 7). The financial charges and foreign exchange gains/losses recognized in the income statement for the year ended December 31, 2024 due to the Arrangements totaled, respectively, US$162 and US$6. There were no other non-cash movements for the year end.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

The Company classifies financial liabilities arising from supplier finance arrangements within Supplier and contractors in the statement of financial position if they have nature and function similar to the commercial accounts payable.

This is the case when the supplier finance arrangement is part of the working capital used in the usual operational cycle of the Company and the terms of the liabilities included in the supplier finance arrangements are not substantially different from the terms of the commercial accounts payable not included in the supplier finance arrangements, i.e., the original financial liability is not substantially modified.

The cash flows associated with liabilities included in supplier finance arrangements that are classified as Suppliers and contractors in the statement of financial position are presented as operating activities in the statement of cash flows.

15. Other financial assets and liabilities

		Current		Non-Current
	Notes	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Other financial assets
Restricted cash		-	-	13	4
Derivative financial instruments	21	53	271	15	544
Investments in equity securities		-	-	54	45
		53	271	82	593
Other financial liabilities
Derivative financial instruments	21	197	36	428	95
Other financial liabilities - Related parties	32(b)	291	290	-	-
Liabilities related to the concession grant	15(a)	467	591	1,887	3,278
Other financial liabilities		588	759	32	-
		1,543	1,676	2,347	3,373

a) Liabilities related to the concession grant

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

Vale, the Brazilian National Land Transportation Agency (“ANTT”) and the Brazilian Federal Government, through the Ministry of Transportation (together: “Parties”), had been discussing the general conditions for concession contracts and on December 30,2024, the general basis for the renegotiation were agreed among the Parties and will comply with usual formalities and will be submitted for the authorities’ evaluation and approval.

The renegotiation will be performed under the terms of the concession contracts, which remain in force, aiming to promote their modernization and updating. Under the renegotiation’s general basis, Vale has committed to a maximum global contribution of approximately US$1,809 (R$11,031 million), for the EFC and EFVM’s asset base review, the optimization of contractual obligations and investments replanning. Additionally, Vale paid US$656 (R$4 billion) in advance on December 30, 2024.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Changes in Liabilities related to the concession grant

	Consolidated						Discount rate
	December 31, 2023	Renegotiation of concession contracts (a.i)	Revision to estimates and new provisions (a.ii) (a.iii)	Monetary and present value adjustments	Disbursements (a.i)	December 31, 2024	December 31, 2024	December 31, 2023	Remaining term of obligations
Payment obligation	1,130	827	25	(152)	(712)	1,118	7.32% - 11.04%	11.04%	33 years
Infrastructure investment	2,739	(571)	(113)	(428)	(391)	1,236	7.43% - 8.12%	5.17% - 5.54%	7 years
	3,869	256	(88)	(580)	(1,103)	2,354
Current liabilities	591					467
Non-current liabilities	3,278					1,887
Liabilities	3,869					2,354

(a.i) Renegotiation of concession contracts

As a result of the agreed conditions, the Company recognized an addition of US$256 (R$1,559 million) in provision, which reflects the revised estimates regarding the amount of future disbursements required to fulfill the contractual obligations of the railway concessions. Additionally, the liability was reduced by US$656 (R$4 billion) due to the advanced payment made by Vale.

(a.ii) Payment obligation

The Company will make payments for the concession grants in quarterly installments through the concession period. This obligation is updated annually by the readjustment index for monetary exchange (IRT), which was 4.76% for the year 2024 (2023: 4.82%), resulting in an addition to the provision of US$25 for the year ended December 31,2024.

The concession contract renewal requires the review and physical inspection of the railway assets by the ANTT. In addition, the ANTT may require, at their discretion, further investments on the concession network. Furthermore, there is a requirement for the Company to complete a minimum percentage of certain investments by 2027. In these circumstances, discussions on the economic and financial rebalancing of the contracts will be required and depending on the result of the physical inventory review and if new investments are demanded, the carrying amount of grant payable may have a material impact in the future.

(a.iii) Infrastructure investment

Midwestern Integration Railroad ("FICO") - Construction of 363 km of FICO, between the municipalities of Mara Rosa, in Goiás, and Água Boa, in Mato Grosso. As of December 31, 2024, the Company has a provision in the amount of US$656 (2023: US$1,584).

Infrastructure program - Comprises over 450 separate projects designed to improve safety and reduce trespass where the railways pass through urban areas, as well as technological and cultural development projects. The program will benefit 25 and 33 municipalities intercepted by EFC and EFVM, respectively. As of December 31, 2024, the Company has a provision in the amount of US$580 (2023: US$1,154).

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Concessions – Railway concessions liabilities consist of the future payments discounted at present value associated with the fixed payments for the concession and the obligations related with investments in infrastructure.

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

The amounts payable in relation to the concession granted accounted for as intangible in accordance with the accounting policy, disclosed in note 18.

Critical accounting estimates and judgments

The liabilities related to the concession grant may be affected by factors including, but not limited to: (i) amounts expected to be disbursed for constructing railways and infrastructure; (ii) cost of acquiring equipment to be made available for the granting authority; (iii) other miscellaneous obligations that complement the early extension of the railway concessions agreement; and (iv) updates in the discount rate.

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

16. Investments in associates and joint ventures

Associates and joint ventures	% ownership	December 31, 2023	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment (i)	Fair value remeasurement (i)	Other	December 31, 2024
Iron Solutions
Anglo American Minério de Ferro Brasil S.A. (iv)	15.00	-	670	3	-	(11)	-	1	663
Baovale Mineração S.A.	50.00	28	-	2	(3)	(6)	-	(1)	20
Companhia Coreano-Brasileira de Pelotização	50.00	73	-	27	(6)	(19)	-	-	75
Companhia Hispano-Brasileira de Pelotização	50.89	49	-	14	(10)	(11)	-	-	42
Companhia Ítalo-Brasileira de Pelotização	50.90	63	-	16	(7)	(17)	-	6	61
Companhia Nipo-Brasileira de Pelotização	51.00	150	-	41	(26)	(36)	-	-	129
MRS Logística S.A.	49.01	640	-	135	(27)	(157)	-	-	591
VLI S.A.	29.60	346	-	81	-	(86)	-	-	341
Samarco Mineração S.A. (note 27)	50.00	-	-	-	-	-	-	-	-
Vale Oman Distribution Center	50.00	-	-	16	-	-	600	-	616
		1,349	670	335	(79)	(343)	600	6	2,538
Energy Transition Metals
PT Vale Indonesia Tbk	33.88	-	-	(29)	-	-	1,910	4	1,885
		-	-	(29)	-	-	1,910	4	1,885
Others
Aliança Geração de Energia S.A. (ii)	-	356	-	4	-	(62)	-	(298)	-
Aliança Norte Energia Participações S.A.	51.00	106	-	(10)	-	(22)	-	-	74
Other		61	-	2	(1)	(13)	-	1	50
		523	-	(4)	(1)	(97)	-	(297)	124
Equity results in associates and joint ventures		1,872	670	302	(80)	(440)	2,510	(287)	4,547
Other results in associates and joint ventures (iii)		-	-	(571)	-	-	-	-	-
Equity results and other results in associates and joint ventures		-	-	(269)	-	-	-	-	-

(i)	It refers to the remeasurement at fair value of the remaining stake held by Vale on PT Vale Indonesia Tbk and Vale Oman Distribution Center, after the closing of the divestment transactions (notes 17b and 17d).
(ii)	The effect presented in “Other” column refers to derecognition of the investment due to the acquisition of control over Aliança Geração de Energia S.A., that became a subsidiary. Further details are disclosed in note 17(c) of these financial statements.
(iii)	It refers mainly to the expense with the additional provision for Samarco in the amount of US$956 (note 27), net of the gain of US$305 due to the acquisition of Aliança Geração de Energia S.A. (note 17c).
(iv)	The effect presented in “additions and capitalizations” column refers to the purchase of 15% stake in Anglo American Minério de Ferro Brasil S.A. (note 17a).

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Capital reduction in a foreign subsidiary – In August 2022, the Company approved a capital reduction in the amount of US$1,500 of Vale International SA (“VISA”), a wholly-owned foreign subsidiary, leading to a reduction in the absolute value of the investment held by the Parent Company, which resulted in a gain of US$1,543 due to the reclassification of the cumulative translation adjustments following our accounting policy for such nature of transaction, presented as “Other financial items, net” (note 7). The remaining balance of cumulative translation adjustments of VISA represents US$4,990 as of December 31, 2024 (2023: US$4,906).

a) Summarized financial information

The summarized financial information about relevant associates and joint ventures for the Company are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies and using the most recent financial information available adjusted for the effects of significant transactions or events that occur between the date of the financial information and the date of the Company’s financial statements. The summarized financial information about Samarco is presented in note 27.

	Year ended December 31, 2024
	Aliança Norte Energia Participações	Anglo American Minério de Ferro do Brasil S.A.	Pelletizing plants (i)	MRS Logística	PT Vale Indonesia Tbk	Vale Oman Distribution Center	VLI S.A.
Current assets	-	683	369	868	1,183	88	786
Non-current assets	146	8,375	374	2,461	4,792	1,779	2,757
Total assets	146	9,058	743	3,329	5,975	1,867	3,543

Current liabilities	-	1,033	138	547	264	40	799
Non-current liabilities	1	2,081	-	1,576	147	596	1,592
Total liabilities	1	3,114	138	2,123	411	636	2,391
Equity	145	5,944	605	1,206	5,564	1,231	1,152

Net revenue	-	2,085	307	1,303	472	67	1,705
Net income (loss)	(20)	401	194	263	(85)	31	275

	Year ended December 31, 2023
	Aliança Geração de Energia	Aliança Norte Energia Participações	Pelletizing plants (i)	MRS Logística	VLI S.A.
Current assets	120	-	374	954	935
Non-current assets	1,064	210	420	2,779	3,309
Total assets	1,184	210	794	3,733	4,244

Current liabilities	171	-	133	704	933
Non-current liabilities	365	2	1	1,709	2,143
Total liabilities	536	2	134	2,413	3,076
Equity	648	208	660	1,320	1,168

Net revenue	230	-	194	1,291	1,682
Net income (loss)	88	(15)	172	243	(366)

(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Subsidiaries

The significant consolidated entities in each business segment are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries
Aliança Geração de Energia S.A.	Brazil	Energy	100.0%	100.0%	0.0%
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. (“MBR”)	Brazil	Iron ore	100.0%	100.0%	0.0%
Salobo Metais S.A.	Brazil	Copper	90.0%	90.0%	10.0%
Vale Base Metals Limited	United Kindgdom	Holding	90.0%	90.0%	10.0%
Vale Holdings B.V.	Netherlands	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	90.0%	90.0%	10.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing plant	100.0%	100.0%	0.0%

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

	December 31, 2024
	Vale Base Metals Limited	Other	Total
Current assets	18	-	-
Non-current assets	13,141	-	-
Related parties – Shareholders	249	-	-
Total assets	13,408	-	-

Current liabilities	-	-	-
Non-current liabilities	-	-	-
Related parties – Shareholders	1,159	-	-
Total liabilities	1,159	-	-

Equity	12,249	-	-
Equity (negative reserves) attributable to noncontrolling interests	1,225	(103)	1,122

Net income	(692)	-	-
Net income (loss) attributable to noncontrolling interests	(195)	4	(191)

Dividends paid to noncontrolling interests	-	-	-

	December 31, 2023
	PTVI	Other	Total
Current assets	885	-	-
Non-current assets	2,977	-	-
Related parties – Shareholders	83	-	-
Total assets	3,945	-	-

Current liabilities	221	-	-
Non-current liabilities	239	-	-
Total liabilities	460	-	-

Equity	3,484	-	-
Equity (negative reserves) attributable to noncontrolling interests	1,599	(79)	1,520

Net income	207	-	-
Net income (loss) attributable to noncontrolling interests	144	(22)	122

Dividends paid to noncontrolling interests	33	8	41

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2022
	PTVI	Vale Oman Pelletizing	Other	Total
Current assets	853	84	-	-
Non-current assets	2,147	581	-	-
Related parties – Shareholders	113	81	-	-
Total assets	3,113	746	-	-

Current liabilities	183	96	-	-
Non-current liabilities	249	149	-	-
Related parties – Shareholders	-	297	-	-
Total liabilities	432	542	-	-

Equity (negative reserves)	2,681	204	-	-
Equity (negative reserves) attributable to noncontrolling interests	1,492	61	(62)	1,491

Net income	181	29	-	-
Net income (loss) attributable to noncontrolling interests	101	9	(28)	82

Dividends paid to noncontrolling interests	-	12	-	12

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

The Company holds the majority of the voting capital in four joint arrangements (Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização). However, due to shareholders’ agreements, management has concluded that the Company lacks a sufficiently dominant voting interest to direct the activities of these entities. Consequently, these entities are accounted for using the equity method due to shareholder agreements where relevant decisions are shared with other parties.

17. Acquisitions and divestitures

Effects on the income statement

		Year ended December 31,
	Reference	2024	2023	2022
Anglo American Minério de Ferro Brasil S.A.	17(a)	626	-	-
Vale Oman Distribution Center	17(b)	1,222	-	-
Aliança Geração Energia S.A.	17(c)	305	-	-
PT Vale Indonesia Tbk	17(d)	1,059	-	-
Mineração Rio do Norte	17(f)	-	(87)	-
Companhia Siderúrgica do Pecém (i)	17(h)	-	31	(135)
Midwestern System	17(i)	-	-	1,158
California Steel Industries	17(j)	-	-	292
Manganese	17(k)	-	-	(10)
Other		-	-	19
		3,212	(56)	1,324
Discontinued operations (Coal)	17(l)	-	-	2,483
		3,212	(56)	3,807

(i)	Includes impairment of the investment in the amount of US$111 and a provision for accounts receivable with CSP in the amount of US$24.

a) Purchase of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) – In February 2024, the Company entered into a binding agreement with Anglo American plc for the purchase of 15% interest in Anglo American Brasil, the company that currently owns the Minas-Rio complex (“Minas-Rio”), in Brazil. The transaction was concluded in December 2024, and under the terms agreed, Vale contributed with Serra da Serpentina iron ore resources in the amount of US$750 and paid US$30 in cash. Additionally, depending on future iron ore prices over the next four years, there may be an adjustment to the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statement, if any.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

As a result of the transaction, Vale recognized a gain of US$626 in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net” due to the difference between the fair value and the carrying amount of the iron ore resources of Serra da Serpentina, which were contributed to Anglo American Brasil as part of the consideration transferred for the equity interest acquired.

The Company will also receive its pro-rata share of Minas-Rio's production, in addition to holding an option to purchase an additional 15% shareholding in Anglo American Brasil. The exercise price of the option will be the fair value, calculated at the time of exercise.

Upon completion of the transaction, Anglo American Brasil has become an associate of Vale, and the investment is accounted for equity method due to the significant influence exercised by Vale in the investee.

b) Divestment on Vale Oman Distribution Center (“VODC”) – VODC operates a maritime terminal with access to the Port of Sohar in Oman, featuring a deep-water jetty and an integrated iron ore blending and distribution center with a nominal capacity of 40 Mtpy.

In August 2024, the Company established a joint venture with AP Oryx Holdings LLC (“Apollo”) through a binding agreement to sell 50% equity interest in VODC for US$600 million. The transaction was completed in September 2024, reducing Vale’s stake in VODC from 100% to 50% and changing its status from a subsidiary to a joint venture.

With this transaction, Vale shared control over VODC with Apollo and, from then on, will no longer consolidate VODC, which will be accounted for as a joint venture using the equity method.

As a result of the transaction, the Company recognized a gain of US$1,222 in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net ”. This gain is due to (i) the result of the sale of the equity interest in the amount of US$555, (ii) the result of the remeasurement to fair value of the remaining interest in the amount of US$555, and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of US$112. The effects of this transaction are summarized below:

September 26th, 2024
Sale of the 50% equity interest
Cash received	600
Derecognition of VODC's net assets	(45)
Gain on sale of equity interest	555

Remeasurement of the 50% interest retained
Fair value of 50% interest retained	600
Derecognition of VODC’s net assets	(45)
Gain on remeasurement of equity interest	555

Other effects of the deconsolidation
Gain on the reclassification of cumulative translation adjustments	112
Gain on the transaction recorded in the income statement	1,222

c) Acquisition of Aliança Geração de Energia S.A. (“Aliança Energia”) – Aliança Energia operates power generation assets in Brazil, with a portfolio of seven hydroelectric plants in the state of Minas Gerais and three operational wind farms in the states of Rio Grande do Norte and Ceará. The company was established in 2015 by Vale and Cemig Geração e Transmissão S.A. (“Cemig GT”) as a jointly controlled entity.

On March 2024, the Company entered into an agreement with Cemig GT to acquire its 45% stake in Aliança Energia. The decision was taken in the context of the divestment plan announced to the market by Cemig GT in 2020, and Vale chose to exercise its preferential right of acquisition.

On August 2024, the transaction was completed for the amount of US$493 (R$2,737 million), and Vale became the sole owner of Aliança Energia. As a result, the Company recorded a gain of US$305 in the income statement as “Results from investments and other results in associates and joint ventures,” due to the remeasurement to fair value of the previously held equity interest and began to consolidate Aliança Energia in its financial statements.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The fair value of the identifiable assets acquired and liabilities assumed as a result of the acquisition are presented below:

		Aliança Energia
	Notes	August 13th, 2024
Identifiable assets acquired
Cash and cash equivalents		95
Intangible	18	828
Property, plant and equipment	19	573
Other		40
		1,536
Liabilities assumed
Loans and borrowings	11(c)	245
Deferred taxes on profit	9(b)	312
Other		140
		697
Net assets acquired		839

As disclosed below, the deferred tax liability recognized on the difference between the fair value and the book value of the net assets acquired results in goodwill, which is not deductible for tax purposes.

	Note	August 13, 2024
Consideration transferred for acquisition of the 45% equity interest held by Cemig GT		493
Fair value of the 55% stake previously held by Vale		603
Total [A]		1,096

Fair value of net assets acquired		1,096
(-) Deferred tax liability on the difference between the fair value and the book value of net assets		(257)
Total net assets [B]		839

Goodwill [A-B]	18	257

d) Divestment on PT Vale Indonesia Tbk (“PTVI”) – PTVI has a contract of work with the government of Indonesia to operate its mining licenses (“Contract of Work”), expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure.

In November 2023, the Company signed a Heads of Agreement with PT Mineral Industri Indonesia (“MIND ID”) and Sumitomo Metal Mining Co., Ltd. (“SMM”) regarding the divestment obligation in PTVI. Therefore, since the year ended December 31, 2023, PTVI assets and liabilities were classified as held for sale.

In June 2024, the transaction was concluded, and the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction fulfills the divestment obligations of the Contract of Work and satisfies a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

With the transaction, Vale received US$155 for its shares and lost control over PTVI and so, the Company will no longer consolidate PTVI, which will be accounted for as an associate under the equity method due to the significant influence it will retain over PTVI.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

As result, the Company recognized a gain of US$1,059 in the income statement year ended December 31, 2024, as "(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net ". This gain is due to the reclassification of cumulative translation adjustments of US$1,063 and the gain on remeasurement of the interest retained at fair value of the US$657, net of the loss on the reduction in PTVI stake in the amount of US$661. The effects of this transaction are summarized below:

August 13th, 2024
Cash consideration received	155
Fair value of 33.9% interest retained (i)	1,910

Effects of the deconsolidation:
Derecognition of net assets of PTVI	(3,697)
Gain on derecognition of noncontrolling shareholders	1,628
Gain on the reclassification of cumulative translation adjustments	1,063
Gain on the transaction recorded in the income statement	1,059

(i) The fair value of the 33.9% retained interest was estimated based on a third-party valuation report. The valuation considered the discounted cash flow method. The key assumptions considered were (i) discount rate of 7.75% with incremental risk premium of around 1.00% on certain assets, (ii) asset life through to 2065, and (iii) range of expected nickel prices from US$/t 17,501 to US$/t 21,000.

Balance sheet of PTVI classified as held for sale

December 31, 2023
Assets
Cash and cash equivalents	703
Accounts receivable	20
Inventories	80
Taxes	117
Investments	13
Property, plant and equipment	2,792
Intangible	69
Other assets	139
3,933
Liabilities
Suppliers and contractors	172
Deferred income taxes	213
Other liabilities	176
561
Net assets held for sale	3,372

e) Strategic partnership in the Energy Transition Metals business – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals would make an equity investment in Vale Base Metals Limited (“VBM”), the holding entity for Vale’s Energy Transition Metals Business that was a wholly owned subsidiary. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM.

In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for US$2,455, which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of US$895, of which US$1,514 was attributable to noncontrolling interests recorded in the equity as "Transactions with noncontrolling interests".

Additionally, in April 2024, Vale and Engine No. 1 agreed to not proceed with the transaction, which was discontinued, without any penalties to both parties.

f) Mineração Rio do Norte S.A. (“MRN”) – In November 2023, Vale concluded the sale of its 40% interest in MRN, which has been impaired in full since 2021, to Ananke Alumina S.A. (“Ananke”), an associate of Norsk Hydro ASA. At closing of the transaction, Vale paid US$72 to the buyer, resulting in a loss of US$87 recorded in the income statement for the year ended December 31, 2023, as “Equity results and other results in associates and joint ventures”.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

g) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised their option to sell its 30% noncontrolling interest held in VOPC, a subsidiary consolidated by the Company. As a result, in April 2023, the Company completed the transaction and acquired the minority interest previously held by the OQ Group for US$130, resulting in a gain of US$3, recorded in equity as “Transactions with of noncontrolling interests”, since it resulted from a transaction between shareholders. Upon closing, Vale owns 100% of VOPC's share capital.

h) Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. Following the terms of the agreement, the Company has impaired its investment in full, with an impact of US$111 and recorded a provision for accounts receivable with CSP in the amount of US$24, both recorded in the income statement for the year ended December 31, 2022.

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

i) Midwestern System – In April 2022, the Company entered into an agreement with J&F Mineração (“J&F”) for the sale of Vale’s iron ore, manganese and logistics assets in the Centro-Oeste System, through equity interests in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación S.A.

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts that were deemed onerous contracts under the Company’s business model for the Midwestern System.

However, these offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of US$1,121 recorded as “(Impairment), reversal of impairment and gains (losses) on disposals of non-current assets, net”, of which US$214 relates to the property, plant and equipment and US$916 is due to the onerous contract liability, partially offset by losses in working capital adjustments at the closing of the transaction in the amount of US$9.

In July 2022, the Company completed the transaction and received US$140. Following the disposal, the Company recorded a gain of US$37 related to the reclassification of the cumulative translation adjustments from the equity to the income statement, recorded in “Other financial items, net”.

j) California Steel Industries (“CSI”) - In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for US$437. In February 2022, the Company concluded the sale and recorded a gain of US$292 for the year ended December 31, 2022, as “Equity results and other results in associates and joint ventures”, of which US$142 relates to a gain from the sale and US$150 is due the reclassification of the cumulative translation adjustments from the shareholders’ equity to the income statement.

k) Manganese

Operations in Minas Gerais - In January 2022, the Company completed the sale of its ferroalloy operations in Barbacena and Ouro Preto and its manganese mining operations at Morro da Mina, in the state of Minas Gerais, to VDL Group (“VDL”) for a total consideration of US$40. As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing did not result in an additional impact on the income statement for 2022.

Operations in Bahia - In 2020, the Company decided to shut down the Simões Filho operation, located in the State of Bahia, the plant was part of Vale Manganês business and produced manganese ferroalloy. In 2022, the Company signed a binding agreement with Minas Ligas for a partial sale of the assets of this plant for US$11, which resulted in an impairment loss of US$10 for the year ended December 31, 2022.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

l) Discontinued operations (Coal)

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

Net income and cash flows from discontinued operations

Year ended December 31, 2022
Net income from discontinued operations
Net operating revenue	448
Cost of goods sold and services rendered	(264)
Operating expenses	(13)
Impairment and results on disposals of non-current assets, net	(589)
Operating loss	(418)
Cumulative translation adjustments	3,072
Derecognition of noncontrolling interest	(585)
Financial results, net	(7)
Net income before income taxes	2,062
Income taxes	(2)
Net income from discontinued operations	2,060
Net income attributable to Vale's shareholders	2,060

Year ended December 31, 2022
Cash flow from discontinued operations
Operating activities
Net income before income taxes	2,062
Adjustments:
Impairment and results on disposals of non-current assets, net	589
Derecognition of noncontrolling interest	585
Financial results, net	(3,065)
Decrease in assets and liabilities	(130)
Net cash generated by operating activities	41

Investing activities
Additions to property, plant and equipment	(38)
Disposal of coal, net of cash	(65)
Net cash used in investing activities	(103)

Financing activities
Payments	(11)
Net cash used in financing activities	(11)
Net cash used in discontinued operations	(73)

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

18. Intangibles

	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2022		3,189	6,434	87	528	10,238
Additions		-	1,013	53	6	1,072
Disposals		-	(14)	-	-	(14)
Amortization		-	(251)	(41)	-	(292)
Transfers to held for sale (PTVI)		(68)	-	(1)	-	(69)
Translation adjustment		142	507	6	41	696
Balance as of December 31, 2023		3,263	7,689	104	575	11,631
Cost		3,263	9,394	634	575	13,866
Accumulated amortization		-	(1,705)	(530)	-	(2,235)
Balance as of December 31, 2023		3,263	7,689	104	575	11,631
Additions		-	465	54	-	519
Disposals		-	(10)	-	(5)	(15)
Amortization		-	(270)	(54)	-	(324)
Acquisition of Aliança Energia	17(c)	257	824	-	4	1,085
Translation adjustment		(482)	(1,756)	(20)	(124)	(2,382)
Balance as of December 31, 2024		3,038	6,942	84	450	10,514
Cost		3,038	8,528	579	450	12,595
Accumulated amortization		-	(1,586)	(495)	-	(2,081)
Balance as of December 31, 2024		3,038	6,942	84	450	10,514

a) Concessions – Includes the operating concession contracts of EFC and EFVM (note 15a) and the energy concession contracts for the hydroelectric plants and wind farms of Aliança Geração de Energia S.A. (note 17c).

b) Goodwill – Includes the goodwill derived from acquisition of iron ore and nickel businesses and the goodwill from the incorporation of Valepar into Vale in 2017 which was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns of the ferrous segment. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. Annually, the Company assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 20).

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Research and development project - Refers to in-process research and development projects and patents identified in the business combination of New Steel Global N.V. acquired in 2019. The intangible assets of research and development are not subject to amortization until the operational phase is reached. Thus, the Company annually assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 20).

Accounting policy

Intangibles are carried at acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

Useful life
Railway concessions	5 to 33 years
Research and development project	19 years
Software	5 years

19. Property, plant, and equipment

	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2022		8,913	8,042	4,984	7,112	2,475	1,455	2,632	9,325	44,938
Additions (i)		-	-	-	-	-	74	-	6,368	6,442
Disposals		(35)	(11)	(15)	(7)	(13)	-	(8)	(131)	(220)
Assets retirement obligation	28(b)	-	-	-	324	-	-	-	-	324
Depreciation, depletion and amortization		(462)	(517)	(736)	(446)	(168)	(190)	(323)	-	(2,842)
Transfer to asset held for sale - PTVI	17(d)	(670)	-	(759)	(791)	(41)	(8)	(2)	(521)	(2,792)
Translation adjustment		578	574	214	286	187	28	138	541	2,546
Transfers		1,795	1,151	762	447	172	-	47	(4,374)	-
Balance as of December 31, 2023		10,119	9,239	4,450	6,925	2,612	1,359	2,484	11,208	48,396
Cost		17,381	14,858	10,326	15,663	4,435	2,208	5,391	11,208	81,470
Accumulated depreciation		(7,262)	(5,619)	(5,876)	(8,738)	(1,823)	(849)	(2,907)	-	(33,074)
Balance as of December 31, 2023		10,119	9,239	4,450	6,925	2,612	1,359	2,484	11,208	48,396
Additions (i)		-	-	-	-	-	83	-	5,839	5,922
Disposals and impairments (ii)		(28)	(382)	(88)	(1,636)	(8)	-	(3)	(466)	(2,611)
Assets retirement obligation	28(b)	-	-	-	(12)	-	-	-	-	(12)
Depreciation, depletion and amortization		(438)	(547)	(691)	(474)	(153)	(187)	(323)	-	(2,813)
Acquisition of Aliança Energia		27	87	329	2	-	4	51	73	573
Deconsolidation of VODC		-	(9)	(98)	(9)	-	(525)	-	(16)	(657)
Translation adjustment		(1,991)	(1,945)	(736)	(964)	(565)	(74)	(409)	(2,130)	(8,814)
Transfers		966	1,642	872	715	202	-	392	(4,789)	-
Balance as of December 31, 2024		8,655	8,085	4,038	4,547	2,088	660	2,192	9,719	39,984
Cost		15,266	13,539	9,681	12,715	3,643	1,412	4,801	9,719	70,776
Accumulated depreciation		(6,611)	(5,454)	(5,643)	(8,168)	(1,555)	(752)	(2,609)	-	(30,792)
Balance as of December 31, 2024		8,655	8,085	4,038	4,547	2,088	660	2,192	9,719	39,984

(i)	Includes capitalized interest.
(ii)	Includes impairment losses recognized in nickel operations in Thompson and Newfoundland and Labrador in the amounts of US$1,405 and US$540, respectively (note 20a). In addition, there were other impairment losses in the amount of US$265 and other disposals in the amount of US$401.

For more details regarding right of use and lease liability see note 25.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

(iv) Stripping Costs – After the effective proof of economic feasibility and commercial viability of the field, the cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

20. (Impairment), reversal of impairment and gain (losses) on disposal of non-current assets

The Company tested for impairment the cash-generating units (“CGU”) for which a triggering event was identified and also for the goodwill. The recoverable amount of each CGU under the Company’s impairment test was assessed using the fair value less costs of disposal model (“FVLCD”), through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy, taking into consideration offers and purchase agreements, when applicable.

The cash flows were projected in real terms and discounted using a post-tax discount rate expressed in real terms, representing an estimate of the rate a market participant would apply, considering the time value of money and the specific risk of the asset. The Company used the weighted average cost of capital (“WACC”) of the mining segment as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Climate change

As described in note 4, the potential financial impacts of climate change and the transition to a low-carbon economy were considered in the assessment of the Company’s critical accounting estimates, including indicators of impairment, such as: (i) Decreases in the demand for the Company’s commodities, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change; (ii) physical impacts related to risks resulting from increased frequency or severity of extreme weather events, and those related to chronic risks resulting from longer-term changes in climate patterns; and (iii) investments related to decarbonization.

a) Impairment test on assets related to nickel operations

In the year ended December 31, 2024, the Company identified impairment triggers related to its nickel operations in Thompson and Newfoundland and Labrador, both located in Canada. For both impairment tests, the main assumptions are detailed below:

2024
Measurement of recoverable value	FVLCD
Discount rate	5.0%-6.0%
Period of cash flow projections	2035-2049
Range of nickel forecasted prices	US$/t 16,662 – 21,000

Nickel Operation in Thompson, Canada

Nickel concentrate is shipped from Thompson to be processed into finished and sealable material at another Vale Canada asset, and then sold and delivered to customers. Therefore, the assets associated with the Thompson operation are part of the CGU that processes the nickel concentrate from Thompson. In January 2025 (subsequent event), the Company has launched a strategic review to explore and evaluate a range of alternatives, including the potential sale, for its mining and exploration assets related with the nickel operation in Thompson.

Vale reviewed the business plan for this operation according to the new strategy and measured the recoverable amount, which resulted in an impairment loss of US$1,405 recognized in the income statement for the year ended December “reversal (impairment) and gains (losses) on disposal of non-current assets, net”. The carrying amount of this CGU after the impairment loss is US$4,196 as of December 31, 2024.

Nickel Operation in Newfoundland and Labrador, Canada

Since 2015, the Company has been developing the Voisey’s Bay mine expansion project in the Vale Newfoundland and Labrador operation, a subsidiary of the Company that is considered a CGU. This project represented a significant shift from open-pit-only to two underground mining operations at Voisey's Bay site.

In December 2024, the expansion project was concluded, which was the beginning of its ramp-up phase. The Company identified operational challenges related to the production and processing ore extracted from the underground mines, resulting in the revision of production costs and sustaining investments for this CGU.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Due to the increase in operating and investment costs associated solely with this CGU, Vale considered it as a triggering event for impairment testing. The test resulted in an impairment loss of US$540 recognized in the income statement as “reversal (impairment) and gains (losses) on disposal of non-current assets, net”. The carrying amount of this CGU after the impairment loss is US$2,405 as of December 31, 2024.

b) Impairment testing for the goodwill and other intangibles

Goodwill allocated to nickel operations

	2024	2023
Carrying amount	1,655	1,789
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount, and therefore, there is no impairment to be recognized.	The recoverable amount of the operating segments is higher than the carrying amount, and therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	5.0%-6.0%	5.6% - 5.9%
Period of cash flow projections	2035-2049	2034-2048
Range of nickel forecasted prices	US$/t 16,662 – 21,000	US$/t 18,000 – 23,000
Sensitivity of key assumptions	A 19.2% reduction in the long-term prices of all commodities or a 5.7% reduction in volumes would, alone, result in an estimated recoverable amount equal to the carrying value.	A 14.2% reduction in the long-term prices of all commodities or a 4.3% reduction in volumes would, alone, result in an estimated recoverable amount equal to the carrying value.

Goodwill allocated to iron ore and pellet operations

	2024	2023
Carrying amount	1,152	1,473
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount, and therefore, there is no impairment to be recognized.	The recoverable amount of the operating segments is higher than the carrying amount, and therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	7.2%	7.0%
Period of cash flow projections	2054	2053
Range of iron ore forecasted prices	US$/t 78 – 95	US$/t 75 - 98
Sensitivity of key assumptions	A 25% reduction in the long-term prices of all commodities or a 57% reduction in reserves would, alone, result in an estimated recoverable amount equal to the carrying value.	A 34% reduction in the long-term prices of all commodities or a 61% reduction in reserves would, alone, result in an estimated recoverable amount equal to the carrying value.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Other intangibles - Research and development project (note 18)

	2024	2023
Carrying amount	445	568
Impairment testing results	The recoverable amount of the CGU is higher than the carrying amount, and therefore, there is no impairment to be recognised.	The recoverable amount of the CGU is higher than the carrying amount, and therefore, there is no impairment to be recognised.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	7.2%	7.0%
Useful life	16 years of useful life	16 years of useful life
Range of iron ore forecast prices	US$/t 78– 95	US$/t 80 - 98
Sensitivity of key assumptions	A 12.3% reduction in the prices of all commodities or a 54.8% reduction in processing and beneficiating iron ore volumes would, alone, result in an estimated recoverable amount equal to the carrying value of this CGU.	A 7,5% reduction in the prices of all commodities or a 67% reduction in processing and beneficiating iron ore volumes would, alone, result in an estimated recoverable amount equal to the carrying value of this CGU.

c) Gains (losses) recorded on the purchase and sale of non-current assets

In the past few years, the Company has invested and divested on assets, as detailed in note 17 to these financial statements. These transactions resulted in material impacts on Vale's results, which were recorded under "Impairment reversal (impairment and disposals) of non-current assets, net", as summarized below:

•	Purchase of equity interest in Anglo American Minério de Ferro Brasil S.A. (note 17a) – In December 2024, the Company concluded the purchase of 15% interest in Anglo American Minério de Ferro Brasil S.A., the company that currently owns the Minas-Rio complex, in Brazil. As part of the consideration transferred for the equity interest acquired, Vale contributed with Serra da Serpentina iron ore resources in the amount of US$750 and recognized a gain of US$626 in the income statement for the year ended December 31, 2024 as “reversal (impairment) and gains (losses) on disposal of non-current assets, net” due to the difference between the fair value and the carrying amount of the iron ore resources of Serra da Serpentina. This gain was recognized to the extent of the other investor’s interest in the investee.

•	Divestment on Vale Oman Distribution Center (note 17b) – In September 2024, the Company concluded the sale of 50% equity interest in Vale Oman Distribution Center for US$600 million, reducing Vale’s stake from 100% to 50% and changing its status from a subsidiary to a joint venture. As a result of the transaction, the Company recognized a gain of US$1,222 in the income statement for the year ended December 31, 2024 as “Other operating expenses, net”. This gain is due to (i) the result of the sale of the equity interest in the amount of US$555, (ii) the result of the remeasurement to fair value of the remaining interest in the amount of US$555, and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of US$112.

•	Divestment on PT Vale Indonesia Tbk (note 17d) – In June 2024, the Company reduced its interests in PTVI in approximately 10.5%, changing its status from a subsidiary to an associate. As result, the Company recognized a gain of US$1,059 in the income statement for the year ended December 31, 2024, as " reversal (impairment) and gains (losses) on disposal of non-current assets, net". This gain is due to the reclassification of cumulative translation adjustments of US$1,063 and the gain on remeasurement of the interest retained at fair value of the US$657, net of the loss on the reduction in PTVI stake in the amount of US$661.

•	Midwestern system (note 17i) – As a result of the agreement for the sale of these assets to J&F, the Company recorded a gain in the amount of US$1,121 in the income statement for the year ended December 31, 2022 due to the reversal of the impairment of property, plant and equipment, of which US$214 relates to the property, plant and equipment, and US$916 is due to the onerous contract, partially offset by losses of US$9 due to working capital adjustments at the closing of the transaction.

•	Manganese (note 17k) –The Company has entered into agreements to sell its manganese assets, resulting in an impairment loss of US$10 recorded in the income statement for the year ended December 31, 2022.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. The VIU model is determined as the present value of the estimated future cash flows expected to arise from the asset's continued use in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different from those used in calculating fair value, and consequently, the VIU calculation is likely to give a different result to an FVLCD calculation.

Assets with an indefinite useful life and are not subject to amortization are tested annually for impairment.

To assess impairment, assets are grouped at the lowest levels for which there are separately identifiable CGU. Goodwill is allocated to CGU or CGU groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine whether an impairment trigger occurred and prepare the Company’s cash flows. Management uses the budgets approved as a starting point, and key assumptions are, but are not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit.

These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and therefore, may affect the recoverable value of assets.

21. Financial and capital risk management

The Company is exposed to several financial and capital risk factors that may impact its performance and equity position. The evaluation of the exposure to financial and capital risks is performed periodically to support decision making process regarding the risk management strategy.

The Company's policy aims at establishing a capital structure that will ensure the continuity of our business in the long term. Within this perspective, the Company has been able to maintain regular dividends payments and interest on capital (“JCP”), to maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company uses derivative financial instruments to protect its exposure to these market risks arising from operating, financing, and investment activities, so that Vale does not engage in derivative operations that result in nominal amount exceeding its total exposure. The financial instruments portfolio is reassessed periodically, allowing the monitoring of financial results and their impact on cash flow. The Company applies hedge accounting to its net investment in foreign operation and nickel revenue program.

Risks	Origin of the exposure	Management
Market Risk - Exchange Rate	Financial instruments and other financial liabilities that are not denominated in US$	Derivatives transactions, such as swap and forward operations
Market risk - Interest rate	Loans and financing indexed to different interest rates including, but not limited to, SOFR and CDI	Derivatives transactions, such as swap operations
Market risk - Product and input prices	Volatility of commodity and input prices	Derivatives transactions, such as forward operations and option contracts
Credit Risk	Receivables, derivative transactions, guarantees, advances to suppliers and financial investments	Portfolio diversification and policies for monitoring counterparty solvency and liquidity indicators
Liquidity risk	Contractual or assumed obligations	Availability of revolving credit lines

Method and techniques for valuation of derivatives

The derivative financial instruments were evaluated using the curves and market prices that impact each instrument on the valuation dates applying pricing techniques widely used by the market.

Swaps are priced by discounting their cash flows by the corresponding rates and currencies, while forward and futures contracts use the forward curves of their respective underlying assets. For options, the Company uses the Black & Scholes model and in the case of Asian options the Turnbull & Wakeman model. In all cases, we consider the credit risk of both the Company and the counterparty for the final calculation of fair value. When pricing information is not available from a listed market source, alternative market mechanisms or comparable recent transactions, fair value is estimated based on the Company's outlook.

Effects of derivatives on the statement of financial position

	December 31, 2024		December 31, 2023
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	52	601	763	99
Commodities price risk	16	23	52	30
Embedded derivatives	-	1	-	2
Total	68	625	815	131

Net exposure

	Reference	December 31, 2024	December 31, 2023
Foreign exchange and interest rate risk	21(a.i)	(549)	664
Commodities price risk	21(a.ii)	(7)	22
Embedded derivatives	21(a.ii)	(1)	(2)
Total		(557)	684

Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Year ended December 31,
	2024	2023	2022
Foreign exchange and interest rate risk	(1,187)	900	1,130
Commodities price risk	(23)	-	43
Embedded derivatives	1	3	(19)
Total	(1,209)	903	1,154

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Year ended December 31,
	2024	2023	2022
Foreign exchange and interest rate risk	5	476	160
Commodities price risk	6	6	19
Derivatives designated as cash flow hedge accounting	-	85	(262)
Total	11	567	(83)

a) Market risk

a.i) Market risk - Foreign exchange and interest rates

The Company’s cash flow is exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, expenses and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar.

The Company can enter into derivative transactions to protect its cash flow against the market risks that arises from its debt obligations and other commitments – mainly currency volatility.

To reduce cash flow volatility, swap and forward operations were implemented to convert the cash flow of commitments, debts and financial obligations in Reais into US$ with exchange rate locks and fixed and floating rate swaps indexed mainly to the interbank deposit certificate ("CDI"), the TJLP and the national consumer price index ("IPCA"). In these swap operations, the Company pays fixed rates in US$ and receives remuneration in R$ fixed or linked to the interest rates of the hedged liabilities.

The Company is also exposed to floating interest rate risks on certain loans and financing. U.S. dollar floating-rate debt consists primarily of loans, including export prepayments, loans with commercial banks, and multilateral organizations. To reduce cash flow volatility, swaps transactions were implemented to convert SOFR-indexed interest rates into fixed-rate loan and financing contracts. In these operations, the Company receives floating rates indexed to SOFR and pays remuneration linked to fixed rates in US$.

	Notional		Fair value		Fair value by year
Flow	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	2025	2026	2027+
Foreign Exchange and Interest Rate Derivatives	US$11,490	US$6,574	(549)	664	(147)	(137)	(265)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	(549)	(2,799)	(5,049)
US$ interest rate inside Brazil decrease	(549)	(758)	(999)
Brazilian interest rate increase	(549)	(930)	(1,242)
TJLP interest rate decrease	(549)	(552)	(554)
IPCA index decrease	(549)	(659)	(755)
SOFR interest rate decrease	(549)	(601)	(654)
US Treasury rate increase	(549)	(549)	(549)

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.ii) Protection program for product prices and input costs

The Company is also exposed to market risks associated with the price volatility of commodities and inputs, especially freight and fuel costs. In line with its risk management policy, risk mitigation strategies involving commodities are used to reduce cash flow volatility. These mitigation strategies incorporate derivative instruments, predominantly forward, futures and options.

	Notional		Fair value		Fair value by year
Flow	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	2025	2026	2027+
Brent crude oil (bbl)
Options	24,050,625	19,907,250	11	23	11	-	-

Forward Freight Agreement (days)
Freight forwards	3,240	1,210	(11)	7	(11)	-	-

Fixed price nickel sales protection (ton)
Nickel forwards	4,978	3,322	(7)	(8)	(7)	-	-

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	11	(71)	(421)
Forward Freight Agreement (days)	Decrease in freight price	(10)	(25)	(40)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	(7)	(26)	(45)

Brent Crude Oil - To reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were implemented through buying call options and selling put options on Brent Crude Oil for different portions of the exposure. The derivative transactions were traded over-the-counter.

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

Hedge program for products acquisition for resale - The Company started a hedge program with nickel forward transactions with the objective of reducing the risk of price mismatch between the period of purchase and sale of products to third parties. The transactions entered into in 2024 were fully settled within the fiscal year.

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	2025	2026	2027+

Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	(1)	(2)	(1)	-	-

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	-	(2)	(5)

Embedded derivative (pellet price) in natural gas purchase agreement - The Company has a natural gas purchase agreement in which the amount charged to Vale changes based on the pricing level of the pellets sold by the Company to the market.

a.iv) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Year ended December 31,
	2024	2023	2022
Net investments hedge	(500)	139	81
Cash flow hedge	-	(19)	19

Net investment hedge - The Company uses hedge accounting for foreign exchange risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. With the hedge program, the Company's debt with third parties denominated in United States dollars and euros serves as a hedge instrument for investments in these subsidiaries. In March 2021, the Company redeemed all its euro bonds. As a result, the amount of debt designated as a hedge instrument for this investment is US$2,711 as of December 2023. As a result of the hedge program, the impact of the exchange rate variation on the debt denominated in dollars and euros is now partially recorded in other comprehensive income, as “Translation adjustments”.

Cash flow hedge (Nickel) - To reduce the cash flow volatility due to nickel price fluctuations, the Company implemented the Nickel Revenue Hedge Program. In this program, hedging operations were executed, through option contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes. In 2023, the program was settled, and no new operations were carried out in 2024. The contracts are traded on the London Metal Exchange or over-the-counter market.

b) Credit risk management

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b.i) Accounts receivable portfolio

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Middle East, North Africa, Europe and Brazil as the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables. Historically, the expected credit loss on the Company’s accounts receivable portfolio is immaterial (note 12).

b.ii) Financial instruments, except for accounts receivable

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

	Notes	December 31, 2024	December 31, 2023
Cash and cash equivalents	24	4,953	3,609
Short-term investments	24	53	51
Restricted cash		13	4
Judicial deposits	29	-	611
Derivative financial instruments		68	815
Investments in equity securities	15	54	45
Total		5,141	5,135

b.iii) Financial counterparties’ ratings

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

	December 31, 2024		December 31, 2023
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	391	1	338	-
Aa3	-	-	42	-
A1	1,874	28	2,022	50
A2	520	13	309	293
A3	709	2	186	22
Baa1	1	-	2	-
Baa2	4	-	16	-
Ba1 (i)	719	18	85	-
Ba2 (i)	788	6	287	314
Ba3 (i)	-	-	373	136
Total	5,006	68	3,660	815

(i)	A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The available revolving credit facilities are intended to assist short term liquidity management and to enable more efficiency in cash management and were provided by a syndicate of several global commercial banks. The Company has two revolving credit facilities, in the amount of US$5,000, for which US$3,000 have maturity date in 2029 and US$2,000 in 2026. As of December 31, 2024 and 2023, these lines were not drawn.

The Company also is part of supplier finance arrangements to manage its working capital and does not consider these arrangements gives rise to excessive concentrations of liquidity risk. For further details, see note 14 of these financial statements.

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

22. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		December 31, 2024				December 31, 2023
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	24	4,953	-	-	4,953	3,609	-	-	3,609
Short-term investments	24	-	-	53	53	-	-	51	51
Derivative financial instruments	21	-	-	53	53	-	-	271	271
Accounts receivable	12	374	-	1,984	2,358	362	-	3,835	4,197
		5,327	-	2,090	7,417	3,971	-	4,157	8,128
Non-current
Judicial deposits	29(c)	537	-	-	537	798	-	-	798
Restricted cash	15	13	-	-	13	4	-	-	4
Derivative financial instruments	21	-	-	15	15	-	-	544	544
Investments in equity securities	15	-	54	-	54	-	45	-	45
		550	54	15	619	802	45	544	1,391
Total of financial assets		5,877	54	2,105	8,036	4,773	45	4,701	9,519

Financial liabilities
Current
Suppliers and contractors	14	4,234	-	-	4,234	5,272	-	-	5,272
Derivative financial instruments	21	-	-	197	197	-	-	36	36
Loans and borrowings	24	1,020	-	-	1,020	824	-	-	824
Leases	25	147	-	-	147	197	-	-	197
Liabilities related to the concession grant	15(a)	467	-	-	467	591	-	-	591
Other financial liabilities - Related parties	32	291	-	-	291	290	-	-	290
Contract liability and financial liabilities	15	588	-	-	588	759	-	-	759
		6,747	-	197	6,944	7,933	-	36	7,969
Non-current
Derivative financial instruments	21	-	-	428	428	-	-	95	95
Loans and borrowings	24	13,772	-	-	13,772	11,647	-	-	11,647
Leases	25	566	-	-	566	1,255	-	-	1,255
Participative shareholders' debentures	23	-	-	2,217	2,217	-	-	2,874	2,874
Liabilities related to the concession grant	15(a)	1,887	-	-	1,887	3,278	-	-	3,278
Other financial liabilities		32	-	-	32	-	-	-	-
		16,257	-	2,645	18,902	16,180	-	2,969	19,149
Total of financial liabilities		23,004	-	2,842	25,846	24,113	-	3,005	27,118

b) Hierarchy of fair value

		December 31, 2024				December 31, 2023
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	24	53	-	-	53	51	-	-	51
Derivative financial instruments	21	-	68	-	68	-	815	-	815
Accounts receivable	12	-	1,984	-	1,984	-	3,835	-	3,835
Investments in equity securities	15	-	54	-	54	-	45	-	45
		53	2,106	-	2,159	51	4,695	-	4,746

Financial liabilities
Derivative financial instruments	21	-	625	-	625	-	131	-	131
Participative shareholders' debentures	23	-	2,217	-	2,217	-	2,874	-	2,874
		-	2,842	-	2,842	-	3,005	-	3,005

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,267	7,245	7,253	7,404
Debentures	1,272	1,275	221	213
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	185	185	250	250
Basket of currencies and bonds in US$ indexed to SOFR	152	155	153	168
Debt contracts in the international market in:
US$, with variable and fixed interest	5,844	5,922	4,504	4,950
Other currencies, with variable interest	9	8	9	9
Other currencies, with fixed interest	63	64	81	85
	14,792	14,854	12,471	13,079

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

The effects on the income statement and on the statement of financial position are shown below:

	Year ended December 31,
	Average price (R$)			Financial results			Liabilities
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Participative shareholders’ debentures	35.33	35.80	36.59	(175)	(179)	659	2,217	2,874	2,725

The Company made available for withdrawal as remuneration the following amounts, as disclosed on the “Shareholders’ debentures report” available on the Company’s website, which were not incorporated by reference:

	Availability date	Remuneration amount
Remuneration for the first half of 2024	October 1, 2024	94
Remuneration for the second half of 2023	April 1, 2024	149
Year ended December 31, 2024		243

Remuneration for the first half of 2023	October 2, 2023	106
Remuneration for the second half of 2022	April 3, 2023	127
Year ended December 31, 2023		233

Remuneration for the first half of 2022	October 3, 2022	137
Remuneration for the second half of 2021	April 1, 2022	234
Year ended December 31, 2022		371

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	December 31, 2024	December 31, 2023
Loans and borrowings	14,792	12,471
Leases (note 25)	713	1,452
Gross debt	15,505	13,923

(-) Cash and cash equivalents	4,953	3,609
(-) Short-term investments (i)	53	51
(-) Net Cash PTVI (note 17)	-	703
Net debt	10,499	9,560

(i)	Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and Selic Treasury Notes (“LFTs”), which are floating-rate securities issued by the Brazilian government.

b)    Cash and cash equivalents

	December 31, 2024	December 31, 2023
R$	1,709	953
US$	3,048	2,516
Other currencies	196	140
Total	4,953	3,609

c)	Loans and borrowings

i)	Outstanding balance of loans and borrowings by type and currency

		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Quoted in the secondary market:
US$ Bonds (ii)	6.04%	-	-	7,187	7,157
R$ Debentures (iii)	7.28%	68	96	1,191	119
Debt contracts in Brazil in (iv):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	8.19%	41	49	143	200
Basket of currencies and bonds in US$ indexed to SOFR	9.92%	-	-	150	150
Debt contracts in the international market in:
US$, with variable and fixed interest	5.35%	716	500	5,042	3,945
Other currencies, with variable interest	3.94%	-	-	9	9
Other currencies, with fixed interest	4.47%	11	12	50	67
Accrued charges		184	167	-	-
Total		1,020	824	13,772	11,647
(i)	In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of December 31, 2024.
(ii)	In June 2024, the Company issued bonds of US$1 billion with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.
(iii)	In October 2024, the Company issued debentures of US$1 billion (R$6 billion) in Brazil with a coupon indexed to an inflation rate (IPCA) plus a spread from 6.38% to 6.43% per year, payable semi-annually, and maturing in 2034, 2036 and 2039. The proceeds were received in November 2024 and will be used in infrastructure projects related with the railway concessions.
(iv)	The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracts in Brazil, resulting in an average cost of 3.32 per year in US$.

The reconciliation of loans and financing with cash flows resulting from financing activities is presented in Note 11(C).

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Future flows of principal and interest of loans and borrowings payments

	Principal	Estimated future interest payments (i)
2025	836	867
2026	146	815
2027	1,694	755
2028	850	704
Between 2029 and 2031	3,722	1,203
2032 onwards	7,360	3,828
Total	14,608	8,172
(i)	Based on interest rate curves and foreign exchange rates applicable as of December 31, 2024 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

For the year ended in 2024, 4% of total interest incurred in Loans and borrowings was capitalized (2023: 2%) (note 7). Loan and Borrowing costs that are not capitalized are recognized in the income statement of the year in which they are incurred.

Covenants

As of December 31, 2024, under the terms of certain financial liabilities which has a total carrying amount of US$2,696 (2023: US$2,469), the Company is required to comply with the following financial covenants at the end of each annual reporting period:

•	Leverage: The debt must be not more than 4.5x adjusted EBITDA; and
•	Interest coverage: The adjusted EBITDA must be not less than 2x interest expenses.

The Company has complied with these covenants as of December 31, 2024, and 2023 and the next measurement date will be at the end of the next annual reporting period.

Vale is also subject to non-financial covenants ordinarily used in the market, such as compliance with certain governance and environmental requirements, among others. The Company has complied with these covenants as of December 31, 2024 and 2023.

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25. Leases

a) Right of use

	December 31, 2023	Additions and contract modifications	Depreciation	Acquisition of Aliança Energia	Deconsolidation of VODC	Translation adjustment	December 31, 2024
Ports	628	3	(44)	-	(525)	(11)	51
Vessels	415	-	(62)	-	-	-	353
Pelletizing plants	193	-	(48)	-	-	(36)	109
Properties	80	49	(20)	4	-	(19)	94
Energy plants	34	-	(5)	-	-	(1)	28
Other	9	31	(8)	-	-	(7)	25
Total	1,359	83	(187)	4	(525)	(74)	660

b) Leases liabilities

	December 31, 2023	Additions and contract modifications	Payments (i)	Interest	Acquisition of Aliança Energia	Deconsolidation of VODC	Translation adjustment	December 31, 2024
Ports	682	3	(63)	19	-	(583)	(4)	54
Vessels	397	-	(55)	14	-	-	-	356
Pelletizing plants	207	-	(46)	8	-	-	(43)	126
Properties	102	49	(24)	4	4	-	(28)	107
Energy plants	49	-	(6)	3	-	-	(3)	43
Other	15	31	(8)	1	-	-	(12)	27
Total	1,452	83	(202)	49	4	(583)	(90)	713
Current liabilities	197							147
Non-current liabilities	1,255							566
Total	1,452							713

(i)	The total amount of the variable lease payments not included in the measurement of lease liabilities was US$253 recorded in the income statement for the year ended December 31, 2024, (2023: US$112 and 2022: US$367).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2025	2026	2027	2028	2029 onwards	Total	Remaining term (years)	Discount rate
Ports	25	12	1	1	18	57	2 to 18	4% to 5%
Vessels	59	54	53	51	188	405	1 to 8	3% to 4%
Pelletizing plants	39	13	13	13	63	141	1 to 8	2% to 6%
Properties	15	14	12	12	22	75	1 to 14	2% to 6%
Energy plants	8	6	5	5	33	57	2 to 5	5% to 6%
Other	9	6	3	3	1	22	1 to 4	3% to 6%
Total	155	105	87	85	325	757

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated
26. Brumadinho dam failure

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

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses in relation to tailings management, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

	2024	2023	2022
Integral Reparation Agreement	52	(39)	-
Other obligations	(168)	(437)	(400)
Incurred expenses	(378)	(484)	(685)
Insurance (i)	11	30	6
Expenses related to Brumadinho event	(483)	(930)	(1,079)

(i)	The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance.

Changes in the provisions during 2024

	December 31, 2023	Revision to estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	December 31, 2024
Integral Reparation Agreement
Payment obligations	562	(16)	53	(189)	(106)	304
Provision for socio-economic reparation and others	592	(57)	52	(150)	(110)	327
Provision for social and environmental reparation	843	21	76	(244)	(163)	533
	1,997	(52)	181	(583)	(379)	1,164
Other obligations
Tailings containment, geotechnical safety and environmental reparation	684	42	56	(147)	(131)	504
Individual indemnification	83	21	15	(60)	(10)	49
Other	296	105	42	(119)	(71)	253
	1,063	168	113	(326)	(212)	806
Liability	3,060	116	294	(909)	(591)	1,970

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at an annual rate in real terms, which increased from 6.58% on December 31, 2023, to 7.88% on December 31, 2024.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved.

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

For the measures described in item (i) and (ii), the amounts are specified in the agreement. For the execution of the environmental recovery actions has no cap limit despite having been estimated in the Settlement for Integral Reparation due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba. In 2024, the revision of estimates to carry out these actions resulted in the provision complement amounting to US$42 (2023: US$200).

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

The Court will review the admissibility of Vale's Motion for Summary Judgment through the consideration of a pre-motion letter submitted by Vale. Additionally, in 2024, there was a hearing with the Judge to consider Motion for Class Decertification filed by Vale and oral arguments on the relevance of expert opinions presented by the Plaintiffs' experts. A decision from the Court on Vale's requests is currently pending.

In November 2021, a new Complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with the same allegations presented in the main class action. A decision from the Court on Vale's preliminary defense ("motion to dismiss") is currently pending.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase of this class action, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is named as a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also named as a respondent in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024.

In the four proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately US$291 (R$1,800 million). In another proceeding filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately US$630 (R$3,900 million). In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately US$485 (R$3,000 million), which could be increased later, as alleged by the applicants.

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate about the amount can be made. The initial recognition of a provision is presented as 'Other operating revenues (expenses), net' in the income statement.

Provisions are recognized and subsequently measured at the present value of the estimated expenditures required to settle the Company's obligation. The effect related to the passage of time is presented in the income statement of the respective period as financial results.

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

27. Liabilities related to associates and joint ventures

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

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socio-environmental and socio-economic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements were not fully implemented within the established period, and the involved parties began initiated further negotiations to seeking a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) are considering the general terms for a entered into a settlement new agreement (“Definitive Settlement”) on integral and definitive reparation of the impacts of Fundão dam collapse, in Mariana, Minas Gerais. The agreement was ratified in November 2024.

The Definitive Settlement replaced all of the previously signed agreements, and addressed the claims related to the Fundão dam collapse that were brought by Brazilian public authorities that signed the agreement, from the perspective of socioenvironmental and socioeconomical damages.

The total amount of the Definitive Agreement is US$31.7 billion (R$170 billion), comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

•	US$7.9 billion (R$38 billion) already incurred, from the date of the dam collapse until the Definitive Settlement, by Vale, Samarco and BHPB with remediation and compensation measures and, therefore, do not constitute the Company’s provision balance,
•	US$18 billion (R$100 billion) to be paid over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo, the municipalities and which will also be used by Justice Institutions, to fund compensatory programs and actions tied to public policies, and
•	US$5.8 billion (R$32 billion) in performance obligations by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

The judicial ratification of the Definitive Settlement ended a series of relevant lawsuits, moved by public authorities and justice institutions in Brazil. Vale, jointly with BHPB and Samarco, is requiring the termination and archive of these proceedings.

b) Provision related to the Samarco dam failure

As a result of the Definitive Agreement, the Company recognized an addition to the provision in the amount of US$956 and reflects the change in Vale’s assessment of potential outflows to resolve all aspects of the reparation and compensation of the Samarco dam failure.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Changes in the provision

Total
Balance as of December 31, 2023	4,427
Addition to the provision due to the Definitive Agreement	956
Monetary and present value adjustments	107
Disbursements	(808)
Translation adjustments	(1,019)
Balance as of December 31, 2024	3,663

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which increased from 5.22% on December 31, 2023, to 7.30% on December 31, 2024.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London Contribution claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceedings against BHP are still progressing in London and the first phase of the trial began in October 2024 expected to last until March 2025. It is estimated that the first-stage judgment will be handed down in the third quarter of 2025. The likelihood of loss of these proceedings is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss.

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately US$956 (EUR920 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015.

In addition, in 2024, three rogatory letters were fulfilled in Brazil, sent by the Amsterdam court, so that Vale could be notified about the filing of the lawsuit and the seizure orders. In the records of these rogatory letters, Vale has already anticipated its understanding about the lack of jurisdiction of the Dutch Justice to analyze the claims of the initial petition.

The first court event for Vale in the Dutch court is expected to take place in the first quarter of 2025. The likelihood of loss of these proceedings is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss.

d) Judicial reorganization of Samarco

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In December 2023, Samarco’s existing US$4.8 billion of financial debt held by creditors was exchanged for approximately US$3.9 billion of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund of the reparation and compensation programs capped at US$1 billion from 2024 to 2030 and additional contributions after that period due to the Samarco’s projected cash flows generation.

e) Tax consequences for Vale arising from the consensual restructuring plan of Samarco

The plan provides that additional cash demands from Renova Foundation will be made through capital contributions to Samarco. The contributions have been carried out directly by Vale and BHPB to the Renova Foundation on behalf of Samarco and, therefore, they were deemed tax deductible as incurred, according to the Brazilian tax regulation. Therefore, due to the change in the mechanism to fund Renova, Vale will no longer be allowed to deduct future payments from its income tax computation as they are not tax deductible in Brazil. Thus, the deferred income tax asset over the provision in the amount of US$1,078 was reversed in full, with the corresponding impact in the income statement for the year ended December 31, 2023, recorded as “Income taxes” (note 9a).

f) Summarized financial information

The summarized financial information of Samarco are as follows. The stand-alone financial statements of Samarco may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	Year ended December 31,
	2024	2023
Current assets	659	532
Non-current assets	2,924	3,590
Total assets	3,583	4,122

Current liabilities	4,026	3,342
Non-current liabilities	17,603	12,179
Total liabilities	21,629	15,521
Negative reserves	(18,046)	(11,399)

(Loss) net income for the year ended	(7,371)	2,669

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made. The provision is recorded as "Equity method results and other results in associates and joint ventures" in the income statement.

Provisions are recognized and subsequently measured at the present value of the estimated expenditures required to settle the Company's obligation. The effect related to the passage of time is presented in the income statement of the respective period as financial results.

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, the Company does not have an obligation to provide funding to Samarco. Accordingly, the Company’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to the Samarco dam failure requires the use of assumptions and estimates, which may significantly change due to: (i) the cost to complete the programs under the Definitive Agreement, (ii) the extent to which Samarco will be able to directly pay its future obligations related to remediation and compensation, considering that its cash flow projections mainly depend on Samarco's ability to resume maximum production levels and commodity prices, (iii) resolution of potential and existing legal claims, and (iv) updates to the discount rate.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

Effects in the income statements

	Notes	2024	2023	2022
De-characterization of upstream geotechnical structures	28(a)	206	(153)	(72)
Asset retirement obligations	28(b)	16	(5)	(23)
Environmental obligations	28(b)	(50)	(71)	(33)
		172	(229)	(128)

Changes in the provisions during 2024

	De-characterization of upstream geotechnical structures	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2023	3,451	3,779	499	7,729
Revision to estimates - amounts for closed plants charged to the income statement (i)	(206)	(16)	50	(172)
Revision to estimates – capitalized amounts for operating plants	-	(12)	33	21
Disbursements	(533)	(218)	(90)	(841)
Acquisition of Aliança Energia	-	3	20	23
Monetary and present value adjustments	185	108	27	320
Translation adjustment	(684)	(538)	(95)	(1,317)
Balance as of December 31, 2024	2,213	3,106	444	5,763

(i)	Includes the reduction of the liability for the de-characterization of upstream geotechnical structures in the amount of US$206, substantially due to the update in the discount rate, which increased from 5.41% on December 31, 2023, to 7.36% on December 31, 2024. The cash flows of the obligations are projected over a period of up to 14 years.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 26) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its tailings dams and dikes built under the upstream method, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Laws and regulations related to dam safety

In December 2023, the government of Minas Gerais published decree No. 48,747, which regulates the measurement and execution of environmental guarantees individually for each dam, based on the reservoir area, classification and purpose of the dam, and estimated de-characterization costs and should be kept throughout the useful life of the dam, from its startup phase until the de-characterization and socio-environmental recovery.

In September 2024, the Company submitted environmental guarantee proposals to the government with a total amount of US$274 (R$1.7 billion), which will be meet by providing property mortgage and property fiduciary lien, financial guarantees or insurance and Vale expects that the financial costs to be incurred will be immaterial.

In December 2024, the government of Minas Gerais published Decree No. 48.977, which amended Decree No. 48.747 and established a new implementation schedule for the guarantees, which should have a maximum term of 3 years from the approval of the proposals by the government of Minas Gerais, with half of this amount within 12 months and the remainder within the following 2 years.

Operational stoppage and idle capacity

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of US$152 for the year ended December 31, 2024 (2023: US$218 and 2022: US$269). The Company is working on legal and technical measures to resume all operations at full capacity.

b) Asset retirement obligations and environmental obligations

	Liability			Discount rate		Cash flow maturity
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Liability by geographical area
Brazil	1,784	2,415	7.38%	5.47%	2132	2132
Canada	1,520	1,592	1.44%	1.30%	2152	2150
Oman	142	158	3.66%	3.19%	2035	2035
Other regions	104	113	2.77%	2.04%	-	-
	3,550	4,278
Operating plants	2,509	3,155
Closed plants	1,041	1,123
	3,550	4,278

Decommissioning plan and future use

The implementation and execution of future use projects, after the decommissioning, is not required by law and is therefore not included in the provision. However, the Company has been studying a governance to assess the future use, considering its aptitudes, post-operational usage intention, socio-economic development of the community and the characteristics of the physical and biotic environments in which Vale operates. Any future obligations, if assumed by Vale, may result in material impact on the amount of the provision.

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made.

Provisions are recognized and subsequently measured at the present value of the estimated expenditures required to settle the Company's obligation.

The cost corresponding to the initial recognition of the provision and subsequent updates due to revisions in estimates is capitalized as part of property, plant, and equipment and depreciated over the useful life of the related mining assets. When future economic benefits are no longer expected from the operation, changes in estimates are recognized as "other operating revenues (expenses), net" in the income statement for the respective period. The effect related to the passage of time is presented in the income statement for the respective period as financial results.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

De-characterization of dam structures - The definition of the main critical assumptions and estimates applied by the Company in the de-characterization provision is supported by internal and external engineering and geology advisors and considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update.

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

Asset retirement obligations - The definition of the main critical assumptions and estimates applied by the Company in the asset retirement obligations and environmental obligations is supported by internal and external engineering and geology advisors and considers, among others: interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significantly impact the recorded provision. Therefore, the estimated costs for closure of the mining assets are deemed to be a critical accounting estimate and annually reviewed.

29. Legal and administrative proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

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

a)        Provision for legal and administrative proceedings

Effects in income statements

	2024	2023	2022
Tax litigations	(80)	8	(40)
Civil litigations	(29)	(70)	(38)
Labor litigations	(191)	(167)	(67)
Environmental litigations	(3)	-	(8)
Total	(303)	(229)	(153)

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Changes in the provisions during 2024

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2023	90	380	514	15	999
Additions and reversals, net	80	29	191	3	303
Payments	(15)	(72)	(111)	-	(198)
Indexation and interest	71	31	8	2	112
Acquisition of Aliança Energia	-	6	-	27	33
Translation adjustment	(25)	(84)	(120)	(7)	(236)
Balance as of December 31, 2024	201	290	482	40	1,013

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of

Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

The lawsuits related to Brumadinho event (note 26) and the Samarco dam failure (note 27) are presented in its specific notes to these financial statements and, therefore, are not disclosed above.

b)       Contingent liabilities

	December 31, 2024	December 31, 2023
Tax litigations	5,995	7,235
Civil litigations	1,274	1,366
Labor litigations	292	378
Environmental litigations	1,050	1,320
Total	8,611	10,299

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is considered possible are presented by nature as follows. The proceedings related to Brumadinho event (note 26) and the Samarco dam failure (note 27) are presented in its specific notes to these financial statements.

Tax proceedings - Financial compensation for the exploration of mineral resources (“CFEM”)

The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. These proceedings arise from assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”, former “DNPM”), which main discussions involve the deduction of taxes, insurance and transportation costs indicated in the corresponding invoice of CFEM payments, in addition to CFEM charges on pellet sales and the revenues from sales made by our foreign subsidiaries. The Company estimates the possible losses resulting from these proceedings to be US$1,835 as of December 31, 2024 (December 31, 2023: US$2,132).

Tax proceedings – PIS/COFINS

The Company is a party to several claims related to the alleged misuse of PIS and COFINS credits (federal taxes levied on the companies’ gross revenue). Brazilian tax legislation authorizes taxpayers to deduct PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. The Company is discussing the afore mentioned charges related to credits determined as of 2002. The chances of loss related to these lawsuits classified as possible total US$2,326 as of December 31, 2024 (December 31, 2023: US$2,198).

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Tax proceedings – Tax on Services (“ISS”)

The Company is party to several administrative and judicial proceedings related to the collection of ISS in several Brazilian municipalities. The tax authorities’ main allegations for those proceedings are: (i) the tax basis used for computing the tax payable was incorrect; (ii) failure to pay ISS related to third-party property and business management services; and (iii) the incidence of ISS over own goods port handling services (“self-service”). As of December 31, 2024, the total amount of the possible loss is US$739 (December 31, 2023: US$738).

Tax proceedings – Value added tax on services and circulation of goods (“ICMS”)

The Company is engaged in several administrative and judicial proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) misuse of tax credit; (ii) the Company is required to pay the ICMS on acquisition of electricity (iii) operations related to the collection of tax rate differential (“DIFAL”) and (iv) incidence of ICMS on its own transportation. The total amount classified as a possible loss is US$389 as of December 31, 2024 (December 31, 2023: US$586).

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Environmental litigations – Iron ore operations in Itabira

The Company is a party to two lawsuits filed by the municipality of Itabira, in the state of Minas Gerais. The first is a public civil action filed by the municipality of Itabira in August 1996, alleging that Vale's iron ore operations in Itabira caused environmental, social, and alleged environmental degradation damages to the site, and requesting the immediate recovery of the affected ecological complex and the implementation of compensatory environmental programs in the region. In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses incurred in relation to public services provided as a result of mining activities. The damages claimed, updated since the date of the action, total US$460 on December 31, 2024 (2023: US$524). Both actions are in the procedural instruction phase, and the Company has assessed the risk of loss as possible.

Environmental litigations – Public Civil Action of Maravilhas II and III and Forquilhas V

The Company is a party to public civil actions filed by the Public Prosecutor's Office of the State of Minas Gerais and the municipality of Jeceaba requesting the suspension of tailings disposal in the Maravilhas II and III dam (Vargem Grande complex) and Forquilhas V (Fábrica complex). The actions are ongoing, and evidence is awaited for subsequent judgment of the case. The Company considers the risk of loss to be possible. However, the amount of any losses resulting from the possible shutdown of these operations or compensation actions cannot be reliably estimated.

Environmental litigations – Proceeding related to the Tubarão Port

In July 2006, the National Association of Friends of the Environment (ANAMA) filed a class action against Vale, the State of Espírito Santo, the Environmental Institute of the State of Espírito Santo (IEMA), the Municipality of Vitória, the Federal Union, and the Brazilian Institute of Environment and Renewable Natural Resources (Ibama). ANAMA requested compensation for the pollution allegedly caused in the Metropolitan Region of the Municipality of Vitória and the suspension of the operating license. In 2018, the Company entered into an agreement that established investments to improve atmospheric emissions control at the Tubarão Port and pelletizing plants. This agreement should have halted the continuation of the lawsuit. However, despite the conclusions of the judicial technical evidence and the execution of the agreement, in November 2023, the court established that Vale should present additional technical evidence to assess the Company's contribution to the air quality of the metropolitan region of Vitória, in the state of Espírito Santo. The Company is defending these proceedings and considers the risk of loss to be possible. However, the amount of any losses resulting from the possible shutdown of these operations or compensation actions to prevent the suspension of the license cannot be reliably estimated.

Environmental litigations – Stella Banner Accident

In December 2020, the Federal Public Prosecutor's Office (MPF) filed a public civil action against Vale seeking compensation for the alleged environmental damages and reimbursement of expenses incurred by public authorities. In April 2022, the MPF filed a criminal action before the Federal Court against the captain of the carrier, Polaris, and Vale, for the alleged crime of pollution through the unauthorized discharge of oily waste. In November 2023, the court accepted the complaint for the alleged crime of pollution through the discharge of oil into the sea. The Company is defending these proceedings and considers the risk of loss to be possible. However, it is not yet possible to reliably estimate the amount of a potential loss.

c) Judicial deposits

	December 31, 2024	December 31, 2023
Tax litigations	338	516
Civil litigations	78	122
Labor litigations	110	148
Environmental litigations	11	12
Total	537	798

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.9 billion (December 31, 2023: US$2.7 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made. The provision is recorded an expense in the income statement.

Provisions are recognized and subsequently measured at the best estimate of the expenditures required to settle the Company's obligation.

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

Critical accounting estimates and judgments

Legal and administrative proceedings are contingent by nature, that is, it will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events.

30. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	December 31, 2024	December 31 ,2023	December 31, 2024	December 31 ,2023
Payroll, related charges and other remunerations	30(a)	934	867	-	-
Share-based payment	30(b)	16	27	-	-
Employee post retirement obligation	30(c)	62	70	1,118	1,381
		1,012	964	1,118	1,381

a)        Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program US$611, US$557 and US$499 for the years ended on December 31, 2024, 2023 and 2022, respectively.

Compensation Associated with ESG Performance Targets

Currently, the Company aligns the compensation programs with the business strategy and the objective of making Vale a safer company. Since 2020, the Company has been following new standards for executive compensation. For short-term compensation, at least 30% of performance targets are driven by ESG metrics and directly related to safety, risk management and sustainability targets.

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

	2024 Program	2023 Program	2022 Program
Granted shares	2,244,659	1,330,503	1,437,588
Share price	12.02	15.94	20.03

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

	2024 Program	2023 Program	2022 Program
Granted shares	1,873,175	1,177,755	1,709,955
Date shares were granted	April 29, 2024	January 2, 2023	January 3, 2022
Share price	12.49	16.6	13.81
Expected volatility	35.60%	48.33%	39.00%
Expected term (in years)	3	3	3
Expected shareholder return indicator	66.95%	72.42%	51.20%
Expected performance factor	81.56%	69.17%	44.12%

c) Employee post retirement obligation

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - The Company's employees participating in Valia are associated, for the most part, with the Vale Mais plan, which has a defined benefit component (settled benefit from the former Defined Benefits Plan and specific benefit to cover death, disability retirement and sickness benefit) and defined contribution component (for programmable benefits). The Valiaprev plan is similar to the Vale Mais plan, with the exception of not having the benefit settled and the sickness benefit. Both Vale Mais and Valiaprev plans were overfunded as of December 31, 2024 and 2023.

Defined benefit plan (“Plano BD”) - The Plano BD is closed to new entrants since 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2024 and 2023 and the contributions made by the Company are not material.

“Abono complementação” benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments. The contributions made by the Company finished in 2014. The “Abono complementação” benefit was overfunded as of December 31, 2024 and 2023.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the “abono complementação” benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future obligations. As those benefits are related to health care plans they have nature of underfunded benefits, and are presented as underfunded plans as of December 31, 2024 and 2023.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The foreign plans are managed in accordance with their region. They are divided between plans in Canada, USA and UK. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The majority of foreign defined benefit plans are underfunded as of December 31, 2024 and 2023 and just two overfunded plans as of December 31, 2024 and 2023.

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

i. Evolution of present value obligation

	Overfunded pension plans	Underfunded pension plans and other benefits

Benefit obligation as of December 31, 2022	5,142	1,665
Service costs	16	23
Interest costs	322	171
Benefits paid	(479)	(182)
Effect of changes in the actuarial assumptions	468	174
Settlement	-	(836)
Transfer to assets held for sale	-	(40)
Other	3	8
Translation adjustment	246	84
Transfer	(1,201)	1,201
Benefit obligation as of December 31, 2023	4,517	2,268
Service costs	16	22
Past Service Cost	(5)	4
Interest costs	274	117
Benefits paid	(469)	(143)
Effect of changes in the actuarial assumptions	(220)	(86)
Administrative cost and taxes	3	2
Translation adjustment	(770)	(261)
Benefit obligation as of December 31, 2024	3,346	1,923

ii. Evolution of assets fair value

	Overfunded pension plans	Underfunded pension plans and other benefits
Fair value of plan assets as of December 31, 2022	6,340	339
Interest income	429	85
Employer contributions	22	81
Benefits paid	(479)	(182)
Return on plan assets (excluding interest income)	286	44
Settlement	-	(841)
Translation adjustment	320	28
Transfer	(1,261)	1,261
Fair value of plan assets as of December 31, 2023	5,657	815
Interest income	349	38
Employer contributions	17	78
Benefits paid	(469)	(143)
Return on plan assets (excluding interest income)	(259)	34
Translation adjustment	(979)	(79)
Fair value of plan assets as of December 31, 2024	4,316	743

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Plans in Brazil
	December 31, 2024		December 31, 2023
Movements of assets ceiling	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Balance at beginning of the year	893	-	924	-
Interest income	61	-	95	-
Changes on asset ceiling	(109)	-	(194)	-
Translation adjustment	(196)	-	68	-
Balance at end of the year	649	-	893	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(2,113)	(438)	(3,152)	(661)
Fair value of assets	2,762	60	4,045	94
Effect of the asset ceiling	(649)	-	(893)	-
Liabilities	-	(378)	-	(567)

Current liabilities	-	(22)	-	(25)
Non-current liabilities	-	(356)	-	(542)
Liabilities	-	(378)	-	(567)
	Foreign plan
		December 31, 2024		December 31, 2023
Movements of assets ceiling	Overfunded pension plans (i)	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Balance at beginning of the year	178	-	190	-
Interest income	8	-	8	1
Changes on asset ceiling and onerous liability	33	-	2	(28)
Translation adjustment	(8)	-	5	-
Transfer	-	-	(27)	27
Balance at end of the year	211	-	178	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(1,233)	(1,485)	(1,365)	(1,605)
Fair value of assets	1,554	683	1,611	721
Effect of the asset ceiling	(211)	-	(178)	-
Assets (liabilities)	110	(802)	68	(884)

Current liabilities	-	(40)	-	(45)
Non-current assets (liabilities)	110	(762)	68	(839)
Assets (liabilities)	110	(802)	68	(884)

	Total
	December 31, 2024		December 31, 2023
Movements of assets ceiling	Overfunded pension plans (i)	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Balance at beginning of the year	1,071	-	1,114	-
Interest income	69	-	103	1
Changes on asset ceiling	(76)	-	(192)	(28)
Translation adjustment	(204)	-	73	-
Transfer	-	-	(27)	27
Balance at end of the year	860	-	1,071	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,346)	(1,923)	(4,517)	(2,266)
Fair value of assets	4,316	743	5,656	815
Effect of the asset ceiling	(860)	-	(1,071)	-
Assets (liabilities)	110	(1,180)	68	(1,451)

Current liabilities	-	(62)	-	(70)
Non-current assets (liabilities)	110	(1,118)	68	(1,381)
Assets (liabilities)	110	(1,180)	68	(1,451)

(i)	The pension plan asset is recorded as “Other non-current assets” in the balance sheet.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

iv. Costs recognized in the income statement

	Year ended December 31,
	2024		2023		2022
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Service cost	16	22	16	23	45	53
Interest expense	274	117	322	171	325	99
Interest income	(349)	(38)	(429)	(85)	(412)	(17)
Interest expense on effect of (asset ceiling)/ onerous liability	69	-	103	1	84	-
Others	(2)	7	3	8	-	-
Total of cost, net	8	108	15	118	42	135

v. Costs recognized in the statement of comprehensive income

	Year ended December 31,
	2024		2023		2022
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Balance at beginning of the year	(127)	(73)	(124)	17	(93)	(264)
Effect of changes actuarial assumptions	220	86	(468)	(174)	784	452
Return on plan assets (excluding interest income)	(259)	34	286	44	(752)	(31)
Change of asset ceiling	76	-	192	28	(65)	-
Others	(4)	(3)	-	(12)	(3)	-
	33	117	10	(114)	(36)	421
Deferred income tax	(15)	(33)	(3)	39	12	(128)
Others comprehensive income	18	84	7	(75)	(24)	293
Translation adjustments	28	40	(10)	(15)	(7)	(12)
Accumulated other comprehensive income	(81)	51	(127)	(73)	(124)	17

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

The following assumptions were adopted in the assessment:

	Brazil
	December 31, 2024		December 31, 2023
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Discount rate to determine benefit obligation	11.07% - 11.48%	11.07% - 12.12%	8.57% - 8.63%	8.59% - 10.15%
Nominal average rate to determine expense/ income	11.07% - 11.48%	12.12%	8.57% - 8.63%	10.15%
Nominal average rate of salary increase	3.50% - 5.57%	4.25%	3.08% - 4.94%	4.50%
Nominal average rate of benefit increase	3.50% - 4.02%	4.25%	3.08% - 3.60%	4.50%
Immediate health care cost trend rate	N/A	6.61%	N/A	6.17%
Ultimate health care cost trend rate	N/A	6.61%	N/A	6.17%
Nominal average rate of price inflation	3.50%	3.50% - 4.25%	3.08%	3.08% - 4.5%

	Foreign
	December 31, 2024		December 31, 2023
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Discount rate to determine benefit obligation	4.66%	4.66% - 4.72%	4.63%	4.63% - 4.64%
Nominal average rate to determine expense/ income	4.61%	4.61%	5.10%	5.10% - 5.14%
Nominal average rate of salary increase	3.10%	3.10%	3.31%	3.31%
Nominal average rate of benefit increase	3.00%	3.00%	3.00%	3.00%
Immediate health care cost trend rate	N/A	4.50%	N/A	4.85%
Ultimate health care cost trend rate	N/A	4.39%	N/A	4.49%
Nominal average rate of price inflation	2.08%	2.08%	2.08%	2.08%

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

For the sensitivity analysis, the Company applies the effect of 1.0% in nominal discount rate to the present value of the Company´s actuarial liability. The effects of this analysis on the Company´s actuarial liability and assumptions adopted are as follows:

	Brazil
	December 31, 2024
	Overfunded pension plans	Underfunded pension plans and other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	1,990	422
Assumptions made	12.28%	12.45% - 13.12%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	2,253	490
Assumptions made	10.28%	10.45% - 11.12%

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Foreign
	December 31, 2024
	Overfunded pension plans	Underfunded pension plans and other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	1,123	1,301
Assumptions made	5.66%	5.66% - 5.72%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	1,364	1,684
Assumptions made	3.66%	3.66% - 3.72%

viii. Assets of pension plans

Brazilian plan assets as of December 31, 2024 and 2023 includes respectively (i) investments in a portfolio of Vale’s share and other instruments in the amount of US$23 and US$47, which are presented as “Investments funds – Equity” and (ii) Brazilian Federal Government securities in the amount of US$3,945 and US$4,793, which are presented as “Debt securities governments” and “Investments funds – Fixed” Foreign plan assets as of December 31, 2024 and 2023 includes Canadian Government securities in the amount of US$507 and US$592, respectively.

ix. Overfunded pension plans

Assets by category are as follows:

	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	28	-	28	-	14	-	14
Equity securities	69	-	-	69	261	-	-	261
Debt securities – Corporate	-	196	-	196	-	396	-	396
Debt securities – Government	2,521	279	-	2,800	3,814	361	-	4,175
Investments funds - Fixed Income	1,123	-	-	1,123	1,391	162	-	1,553
Investments funds – Equity	376	-	-	376	483	1	-	484
International investments	55	-	51	106	59	186	-	245
Structured investments - Private Equity funds	-	20	43	63	-	51	72	123
Real estate	-	-	212	212	-	-	235	235
Loans to participants	-	-	142	142	-	-	162	162
Other	-	-	924	924	-	-	187	187
Total	4,144	523	1,372	6,039	6,008	1,171	656	7,835
Funds not related to risk plans (i)				(1,723)				(2,178)
Fair value of plan assets at end of year				4,316				5,657

(i)	Financial investments not related to coverage of overfunded pension plans. Funds are related to the Company´s unconsolidated entities and former employees.

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	International investments	Real estate funds	Real estate	Loans to participants	Others	Total
Balance as of December 31, 2022	240	-	3	293	128	-	664
Return on plan assets	5	-	-	9	22	-	36
Assets purchases	11	-	-	8	211	-	230
Assets sold during the year	(6)	-	(3)	(16)	(210)	-	(235)
Translation adjustment	8	-	-	18	11	-	37
Transfer between Overfunded and Underfunded pension plans	(58)	-	-	(18)	-	-	(76)
Balance as of December 31, 2023	200	-	-	294	162	-	656
Transfer	(129)	129	-	-	-	-	-
Return on plan assets	(12)	(69)	-	(19)	23	-	(77)
Assets purchases	-	-	-	3	62	-	65
Assets sold during the year	(3)	-	-	(12)	(67)	-	(82)
Translation adjustment	(13)	(9)	-	(54)	(38)	-	(114)
Transfer between Overfunded and Underfunded pension plans	-	-	-	-	-	924	924
Balance as of December 31, 2024	43	51	-	212	142	924	1,372

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

x.	Underfunded pension plans

Assets by category are as follows:

	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	8	-	8	-	6	-	6
Equity securities	89	-	-	89	112	-	-	112
Debt securities – Corporate	-	114	-	114	-	215	-	215
Debt securities – Government	20	216	-	236	60	150	-	210
Investments funds - Fixed Income	43	-	-	43	41	-	-	41
Investments funds – Equity	-	1	-	1	8	11	-	19
International investments	-	-	66	66	-	-	-	-
Structured investments - Private Equity funds	-	26	-	26	-	-	55	55
Real estate	-	-	43	43	-	-	27	27
Loans to participants	-	-	1	1	-	-	1	1
Others	-	-	116	116	-	-	131	131
Total	152	365	226	743	221	382	214	817

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	International investments	Real estate	Loans to participants	Others	Total
Balance as of December 31, 2022	8	-	6	1	125	140
Return on plan assets	4	-	-	-	3	7
Assets purchases	3	-	2	-	-	5
Assets sold during the year	(19)	-	-	-	-	(19)
Translation adjustment	1	-	1	-	3	5
Transfer between surplus and deficit plans	58	-	18	-	-	76
Balance as of December 31, 2023	55	-	27	1	131	214
Transfer	(54)	54	-	-	-	-
Return on plan assets	-	17	20	-	(4)	33
Assets sold during the year	(1)	-	(1)	-	-	(2)
Translation adjustment	-	(5)	(3)	-	(11)	(19)
Balance as of December 31, 2024	-	66	43	1	116	226

xi. Disbursement of future cash flow

Vale expects to disburse US$53 in 2025 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	Overfunded pension plans	Underfunded pension plans and other benefits
2025	222	46
2026	224	48
2027	226	49
2028	228	50
2029	229	51
2030 and thereafter	1,136	275

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

31. Equity

a)       Share capital

As of December 31, 2024, the share capital was US$61,614 corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	December 31, 2024
Shareholders	Common shares	Golden shares	Total
Previ (i)	397,061,482		397,061,482
Mitsui&co (i)	286,347,055	-	286,347,055
Blackrock, Inc (ii)	289,063,618	-	289,063,618
Total shareholders with more than 5% of capital (i)	972,472,155	-	972,472,155
Free floating	3,296,247,846	-	3,296,247,846
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,268,720,001	12	4,268,720,013
Shares in treasury	270,287,567	-	270,287,567
Total capital	4,539,007,568	12	4,539,007,580

(i)	Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.
(ii)	Number of shares as reported in Blackrock, Inc.’s Schedule 13G/A, filed with the SEC.

b) Cancelation of treasury shares

During 2023 and 2022, the Board of Directors approved cancellations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital, as shown below. The effects were transferred in shareholders' equity as "Treasury shares cancelled", between the "Revenue reserve" and "Treasury shares". There were no shares cancelations in 2024.

	Number of canceled shares	Carrying amount
Cancelation approved on March 2, 2023	239,881,683	4,164
Year ended December 31, 2023	239,881,683	4,164

Cancelation approved on February 24, 2022	133,418,347	2,830
Cancellation approved on July 28, 2022	220,150,800	3,786
Year ended December 31, 2022	353,569,147	6,616

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)	Share buyback program

On February 19, 2025 (subsequent event), the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program.

In 2023 and 2022, the Board of Directors approved shares buyback programs for Vale’s shares, as described below:

	Total of shares repurchased			Effect on cash flows
	Year ended December 31,
	2024	2023	2022	2024	2023	2022
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	18,251,159	1,500,000	-	240	22	-
Acquired by wholly owned subsidiaries	12,672,414	1,500,000	-	169	22	-
	30,923,573	3,000,000	-	409	44	-

Shares buyback program up to 500,000,000 shares (ii)
Acquired by Parent	-	93,638,352	87,779,900	-	1,378	1,375
Acquired by wholly owned subsidiaries	-	88,058,750	90,847,177	-	1,292	1,410
	-	181,697,102	178,627,077	-	2,670	2,785

Shares buyback program up to 470,000,000 shares (iii)
Acquired by Parent	-	-	81,855,600	-	-	1,501
Acquired by wholly owned subsidiaries	-	-	96,959,900	-	-	1,750
	-	-	178,815,500	-	-	3,251
Shares buyback program	30,923,573	184,697,102	357,442,577	409	2,714	6,036

(i)	On October 26, 2023, a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.
(ii)	On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs, with a term of 18 months.
(iii)	On April 1, 2021, the Board of Directors approved the common shares buyback program, limited to a maximum of 270,000,000 common shares or their respective ADRs. In continuation of the previous program, the Board of Directors approved a new share repurchase program on October 28, 2021, with a limit of up to 200,000,000 common shares or their respective ADRs. Both programs ended in 2022.

d) Profit distribution

	2024	2023	2022
Net income of the year	6,166	7,983	18,788
Appropriation to legal reserve (i)	-	-	(276)
Appropriation to tax incentive reserve	(392)	(891)	(1,157)
Net income after appropriations to legal reserve and tax incentive reserve	5,774	7,092	17,355

Minimum remuneration to shareholders (ii)	1,698	2,042	4,386

Additional shareholders' remuneration
According to shareholder remuneration policy (iii)	1,394	2,066	437
Additional remuneration from the net income for the year (iv)	500	2,000	-

Total remuneration to shareholders	3,592	6,108	4,823
Appropriation to statutory reserve	2,182	984	8,821
Appropriation to retained earnings reserve	-	-	3,711

(i)	In 2022, the limit of 20% of the share capital for the constitution of the legal reserve was reached, in accordance with article 193 of Law 6,404 and article 39 of the Company's Bylaws.
(ii)	Mandatory minimum remuneration corresponding to 25% of the net income after appropriations to legal reserve and tax incentive reserve. according to Vale S.A.’s by-laws.
(iii)	According to the Company's shareholder remuneration policy, minimum remuneration to Vale S.A. shareholders is calculated based on 30% of the adjusted EBITDA (as defined in note 5) less sustaining capital investments, which represented US$4,538 (2023: US$4,269 and 2022: US$3,897) for the year ended December 31, 2024. Therefore, the additional remuneration to comply with the policy was US$1,394.
(iv)	In addition, the Company approved dividends beyond the policy calculation in the amount of US$500, totaling US$3,592 in remuneration to shareholders for the year ended December 31, 2024.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On February 19, 2025 (subsequent event), the Board of Directors approved dividends to shareholders in the total amount of US$1,596 (R$9,143 million), approved as additional remuneration. The payment is expected by March 2025.

•	On November 28, 2024, the Board of Directors approved interest on equity to shareholders in the amount of US$388 (R$2,222 million), which will be paid in March 2025 as remuneration for the year ending December 31, 2024.

•	On July 25, 2024, the Board of Directors approved interest on capital to its shareholders in the total amount of

US$1,608 (R$8,940 million), as an anticipation of the remuneration for the year ended December 31, 2024. This remuneration was fully paid in September 2024.

•	On February 22, 2024, the Board of Directors has approved remuneration to shareholders in the total amount of US$2,364 (R$11,722 million). The total amount was approved as dividends and recorded in equity as “Additional remuneration reserve”. The payment was fully paid in March 2024.

•	On October 26, 2023, the Board of Directors approved an additional remuneration to its shareholders in the amount of US$2,000 (R$10,033 million) as an anticipation of the shareholders remuneration for the year ending December 31, 2023, of which US$657 (R$3,295 million) was approved as interest on capital and US$1,343 (R$6,738 million) as dividends. The payment of this remuneration was fully paid in December 2023.

•	On July 27, 2023, the Board of Directors approved interest on capital to its shareholders in the amount of US$1,744 (R$8,277 million) as an anticipation of remuneration for the year ended December 31, 2023. The payment of this remuneration was fully paid in September 2023.

•	On February 16, 2023, the Board of Directors approved the shareholder’s remuneration of R$8,130 (US$1,569 million), of which R$5,865 (US$1,132 million) is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022, and R$2,265 (US$437 million) as an additional remuneration, recorded in equity as “Additional remuneration reserve”. The payment of this remuneration was fully paid in March 2023.

•	On December 1, 2022, the Board of Directors approved interest on capital to shareholders in the amount of US$254 (R$1,319 million), as an anticipation of the income for the year ended December 31, 2022, which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. The payment of this remuneration was fully paid in March 2023.

•	On July 28, 2022, the Board of Directors approved the remuneration to shareholders in the amount of US$3,000 (R$16,243 million), which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. The payment of this remuneration was fully paid in September 2022.

•	On February 24, 2022, the Board of Directors approved the remuneration to shareholders in the amount of US$3,500 (R$17,849 million) as an additional remuneration for the year ended December 31, 2021, recorded in equity as “Additional remuneration reserve”. The payment of this remuneration was fully paid in March 2022.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Profit reserves

	Legal reserve	Tax incentive reserve	Statutory reserve	Retained earnings reserve	Additional remuneration reserve	Total of profit reserves
Balance as of December 31, 2021	2,523	3,083	6,898	-	3,198	15,702
Allocation of income	276	1,157	8,821	3,711	437	14,402
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(3,500)	(3,500)
Treasury shares cancellation	-	-	(6,616)	-	-	(6,616)
Transfer of reserves	-	3	(3)	-	-	-
Translation adjustment	165	173	249	(133)	302	756
Balance as of December 31, 2022	2,964	4,416	9,349	3,578	437	20,744
Allocation of income	-	891	984	-	2,364	4,239
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(437)	(437)
Treasury shares cancellation	-	-	(4,164)	-	-	(4,164)
Translation adjustment	230	383	604	278	-	1,495
Balance as of December 31, 2023	3,194	5,690	6,773	3,856	2,364	21,877
Allocation of income	-	392	2,182	-	1,596	4,170
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(2,364)	(2,364)
Translation adjustment	(696)	(1,308)	(2,162)	(841)	-	(5,007)
Balance as of December 31, 2024	2,498	4,774	6,793	3,015	1,596	18,676

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital. The reserve can only be used to absorb losses or to increase capital. In 2022, the limit of 20% of the share capital for the constitution of the legal reserve was reached, in accordance with article 193 of Law No. 6,404 and article 39 of the Company's Bylaws.

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

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

32. Related parties

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

a)       Transactions with related parties

	Year ended December 31,
	2024			2023			2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	93	-	-	434	-	(3)
Aliança Geração de Energia S.A.	-	(63)	-	-	(126)	-	-	(121)	-
Pelletizing companies (i)	-	(308)	(26)	-	(227)	(38)	-	(337)	(34)
MRS Logística S.A.	-	(429)	-	-	(453)	-	1	(397)	-
Norte Energia S.A.	-	(66)	-	-	(107)	-	-	(135)	-
Other	29	(72)	(3)	32	(10)	1	41	(8)	-
	29	(938)	(29)	125	(923)	(37)	476	(998)	(37)
Associates
VLI	359	(26)	(2)	321	(29)	(3)	289	(26)	(3)
PTVI	-	(397)	-	-	-	-	-	-	-
Other	-	(2)	3	-	(1)	-	1	-	-
	359	(425)	1	321	(30)	(3)	290	(26)	(3)
Shareholders
Cosan	3	(4)	-	10	(11)	-	-	-	-
Bradesco	-	-	(416)	-	-	201	-	-	381
Mitsui	247	-	-	280	-	-	416	-	-
Banco do Brasil	-	-	1	-	-	-		-	3
	250	(4)	(415)	290	(11)	201	416	-	384
Total	638	(1,367)	(443)	736	(964)	161	1,182	(1,024)	344
(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Outstanding balances with related parties

	Assets
	December 31, 2024			December 31, 2023
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	-	-	34	-	-	27
MRS Logística S.A.	-	13	32	-	16	34
Other	-	5	-	-	4	43
	-	18	66	-	20	104
Associates
VLI	-	19	-	-	46	-
Other	-	-	1	-	1	2
	-	19	1	-	47	2
Shareholders
Cosan	-	3	-	-	1	-
Bradesco	261	-	16	176	-	313
Banco do Brasil	22	-	-	58	-	-
Mitsui	-	7	-	-	5	-
	283	10	16	234	6	313
Pension plan	-	16	-	-	16	-
Total	283	63	83	234	89	419
(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Liabilities
	December 31, 2024		December 31, 2023
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	49	291	51	290
MRS Logística S.A.	32	-	48	-
Other	66	-	39	-
	147	291	138	290
Associates
VLI	2	47	1	59
PTVI	67	-	-	-
Other	2	-	4	-
	71	47	5	59
Shareholders
Cosan	1	-	1	-
Bradesco	-	163	-	23
	1	163	1	23
Pension plan	11	-	14	-
Total	230	501	158	372
(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)       Key management personnel compensation

	Year ended December 31,
	2024	2023	2022
Short-term benefits
Wages	10	11	10
Direct and indirect benefits	1	1	2
Profit sharing program (“PLR”)	11	11	12
	22	23	24
Long-term benefits
Shares based	10	14	18

Severance	3	2	2
	35	39	44

33. Commitments and guarantee

a) Commitments

	December 31, 2024	December 31, 2023
Purchase of raw materials and services	6,421	5,361
Purchase of energy	1,767	2,316
	8,188	7,677

Commitments arise mainly from contracts for the acquisition of fuel and power and the purchase of raw materials and services. They represent the minimum required and non-cancelable payments related to contractual obligations.

b) Guarantee

	December 31, 2024			December 31, 2023
	Guarantee	Restricted cash	Liability (i)	Guarantee	Restricted cash	Liability (i)
Associates and joint ventures	210	-	-	274	-	-
Assets retirement obligations	1,091	-	-	910	-	-
	1,301	-	-	1,184	-	-

(i)	The fair value of these financial guarantees is recorded as “Other financial liabilities” (note 15).

Guarantees for associates and joint ventures - The Company has issued financial guarantees to certain associates and joint ventures to the extent of its direct and indirect ownership interest. In March 2023, the Company concluded the sale of its interest in CSP and derecognized the financial liability related to the guarantee granted by the Company (note 17h). In 2022, the Company recognized a gain of US$481 in the result as “other financial items, net” due to the improvement in the credit rating of the associates (note 7).

Guarantees related to asset retirement obligations - The Company has financial guarantees provided for the asset retirement obligations of its energy transition metals operations in Canada. In addition, for Indonesia, Vale has bank deposits to guarantee asset retirement obligations.

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

