Form 20-F
period 2025-12-31
Vale S.A.
filed 2026-03-27
CIK 917851

As filed with the Securities and Exchange Commission on March 27, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025
Commission file number: 001-15030

VALE S.A.

(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Marcelo Feriozzi Bacci, Executive Vice-President Finance and Investor Relations

Phone: +55 21 3485 5000

Praia de Botafogo 186 – offices 901, 1101, 1601 (part), 1701 and 1801– Botafogo

22250-145, Rio de Janeiro, RJ, Brazil

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

The number of outstanding shares of each class of stock of Vale as of December 31, 2025, was:

4,268,780,141 common shares, no par value per share

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
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

FORM 20-F CROSS-REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers
	1A Directors and senior management	Not applicable	–
	1B Advisers	Not applicable	–
	1C Auditors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A [Reserved]	–	–
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk Factors	21
4	Information on the Company
	4A History and development of the company	Business Overview; Information Filed with Securities Regulators; Liquidity and Capital Resources—Uses of Funds—Capital Expenditures	8; 209; 140
	4B Business overview	Business Overview; Lines of Business; Reserves and Resources; Regulatory Matters	8; 41; 100; 121
	4C Organizational structure	Exhibit 8	–
	4D Property, plant and equipment	Lines of Business; Regulatory Matters; Liquidity and Capital Resources—Uses of Funds—Capital Expenditures	41; 121; 140
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Results of Operations	133
	5B Liquidity and capital resources	Liquidity and Capital Resources	140
	5C Research and development, patents and licenses, etc.	Lines of Business	41
	5D Trend information	Results of Operations	133
	5E Critical accounting estimates	Not applicable	–
6	Directors, senior management and employees		–
	6A Directors and senior management	Management	151
	6B Compensation	Management Compensation	162
	6C Board practices	Management—Board of Directors	151
	6D Employees	Employees	167
	6E Share ownership	Major Shareholders; Management; Employees—Performance-Based Compensation	144; 161; 168
	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	–
7	Major shareholders and related party transactions
	7A Major shareholders	Major Shareholders	144
	7B Related party transactions	Related Party Transactions	145
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	Consolidated Financial Statements	F-1
		Shareholder Remuneration	147
		Legal Proceedings	169
	8B Significant changes	Results of Operations	133
9	The offer and listing
	9A Offer and listing details	Trading Markets	148
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading Markets	148
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Bylaws—Common Shares and Golden Shares	181
	10B Memorandum and articles of association	Bylaws	181

	10C Material contracts	Lines of Business; Results of Operations; Related Party Transactions	41; 133; 145
	10D Exchange controls	Exchange Controls and Other Limitations Affecting Security Holders	188
	10E Taxation	Taxation	189
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Reserves and Resources	100
	10H Documents on display	Information Filed with Securities Regulators	209
	10I Subsidiary information	Not applicable	–
	10J Annual report to security holders	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Risk Management—Market Risk	37
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Depositary Shares	149
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Controls and Procedures	197
16	[Reserved]	–	–
16A	Audit Committee financial expert	Management—Audit and Risks Committee	158
16B	Code of ethics	Code of Conduct	207
16C	Principal accountant fees and services	Principal Accountant Fees and Services	208
16D	Exemptions from the listing standards for Audit Committees	Management—Audit and Risks Committee; Corporate Governance	158; 200
16E	Purchase of equity securities by the issuer and affiliated purchasers	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	150
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Corporate Governance	199
16H	Mine safety disclosure	Not applicable	–
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	–
16J	Insider trading policies	Insider Trading Policy	203
16K	Cybersecurity	Cybersecurity	204
17	Financial statements	Not applicable	–
18	Financial statements	Consolidated Financial Statements	F-1
19	Exhibits	Exhibits	210

I.	OVERVIEW

Vale S.A. is a stock corporation, or sociedade por ações, domiciled in Brazil and that was organized on January 11, 1943, under the laws of the Federative Republic of Brazil for an indefinite period. Its head office is located at Praia de Botafogo 186 – offices 901, 1101, 1601 (part), 1701 and 1801 – Botafogo, 22250-145 Rio de Janeiro, RJ, Brazil, and its telephone number is 55-21-3485-5000.

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

We are one of the largest metals and mining companies in the world, based on market capitalization, and one of the world’s largest producers of iron ore, iron ore pellets and nickel. We also produce copper. Our nickel and copper concentrates contain by-products such as platinum group metals (PGMs), gold, silver and cobalt. We are engaged in greenfield mineral exploration in five countries. In Brazil and other regions in the world, we operate large logistics systems including railroads, maritime terminals and ports, which are integrated with our mining operations. In addition, we have distribution centers to support the delivery of iron ore worldwide. We also have investments in the energy business through joint ventures and consortiums.

Unless otherwise specified, we use metric units. References to “real,” “reais” or “R$” are to the official currency of Brazil, the real (singular) or reais (plural). References to “U.S. dollars” or “US$” are to United States dollars. References to “€” are to euros.

VALE ANNUAL REPORT FORM 20-F | 7

Business Overview

OPERATIONAL SUMMARY

The following image describes the countries where we have mining operations, segregated by segment.

The following table presents the breakdown of total net operating revenue attributable to each of our lines of business.

	Year ended December 31,
	2025		2024		2023
	US$ million	% total	US$ million	% total	US$ million	% total
Iron Ore Solutions
Iron ore	25,010	65.1	24,805	65.2	27,760	66.4
Iron ore pellets	4,396	11.4	5,921	15.6	5,803	13.9
Other ferrous products and logistics services	724	1.9	718	1.9	516	1.2
Iron Ore Solutions - total	30,130	78.5	31,444	82.6	34,079	81.6
Vale Base Metals
Nickel	4,291	11.2	3,666	9.6	5,193	12.4
Copper	3,753	9.8	2,805	7.4	2,376	5.7
Other base metals	229	0.6	141	0.4	-	-
Vale Base Metals - total	8,273	21.5	6,612	17.4	7,569	18.1
Other	-	-	-	-	136	0.3
Net operating revenue	38,403	100.0	38,056	100.0	41,784	100.0

VALE ANNUAL REPORT FORM 20-F | 8

Table of Contents	BUSINESS OVERVIEW

ABOUT US

Our business is organized into two operating segments: “Iron Ore Solutions” and “Vale Base Metals.”

Iron Ore Solutions

The Iron Ore Solutions segment comprises the extraction of iron ore, the production of pellets and briquettes, as well as large-scale logistics systems and distribution centers integrated with its mining operations, including railways, maritime terminals, and ports.

Iron ore. We operate three systems in Brazil for the production and distribution of iron ore:

•	Northern System: Fully integrated system, with three mining complexes, a railway and a maritime terminal.
•	Southeastern System: Fully integrated system, with three mining complexes, a railway, and maritime terminals.
•	Southern System: Composed of two mining complexes and maritime terminals.

Iron ore pellets and other ferrous products and logistics services. We have a diversified portfolio of agglomerated products, including pellets and briquettes. We operate eight pelletizing plants in Brazil, two in Oman dedicated to pellet production, and two briquette plants in Brazil for briquette production.

Vale Base Metals

The Vale Base Metals segment is operated by our subsidiary Vale Base Metals Limited and its subsidiaries (VBM), and comprises the production of nickel, copper, and their respective by-products.

•	Nickel: Our main operations are conducted by Vale Canada Limited (Vale Canada), which operates mines and processing plants in Canada and Brazil, as well as nickel refining facilities in the United Kingdom and Japan. We also hold interests in nickel operations in Indonesia.
•	Copper: In Brazil, we produce copper concentrates at Sossego and Salobo, located in Carajás, in the state of Pará. In Canada, we produce copper concentrates and cathodes associated with nickel operations in Sudbury (Ontario) and Voisey’s Bay (Newfoundland and Labrador) through Vale Canada.
•	Other base metals: The ore extracted in Sudbury generates cobalt, PGMs, silver, and gold as by-products, which are processed at the refining facilities in Port Colborne (Ontario). In Canada, we also produce refined cobalt at Long Harbour (Newfoundland and Labrador). The copper operations at Sossego and Salobo also produce silver and gold as by-products. We also have streaming transactions related to nickel and copper by-products.
BUSINESS STRATEGY

We are one of the global leaders in mining and have the ambition to lead value creation in the industry in an ethical and sustainable manner. We are focused on leveraging our iron ore, copper and nickel portfolios, in which we hold substantial competitive advantages, and on strengthening an efficient and resilient asset base.

In the iron ore business, we seek to be the largest producer globally, leading the decarbonization of the steel industry, with the competitive costs and customer-centric flexibility. In the copper business, we are positioned to double our production by 2035, using 2024 levels as the baseline. In the nickel business, we are preserving our geographical advantage by serving strategic markets especially in the Americas and Europe, while operating in a competitive and resilient manner.

To achieve this, we rely on operational excellence, safety, and innovation as core levers underpinning our strategy and guiding our actions. We are advancing cost and CAPEX efficiency, ensuring stable and competitive operations by reinforcing our preventive safety culture to achieve industry-leading safety standards and accelerating the adoption of technologies that reduce environmental impacts and increase productivity, such as artificial intelligence, briquetting and circular mining. These levers are essential to turn opportunities into results and ensure sustainable long-term growth.

VALE ANNUAL REPORT FORM 20-F | 9

Table of Contents	BUSINESS OVERVIEW
Superior Portfolio

We have built a resilient and competitive iron ore portfolio that combines quality and flexibility to deliver performance in any market scenario. This strategy leverages our unique, non-replicable assets, supported by a sophisticated global supply chain, and ensures rapid response to demand shifts. We are also focused on customer needs, providing tailored technical solutions and ensuring a stable and continuous supply.

We are accelerating copper organic growth, especially in the Carajás region, taking advantage of existing infrastructure synergies and a unique mineral endowment. In line with the company’s long-term strategic plans, copper production is expected to rise to 700,000 tons per year by 2035, supported by a robust pipeline of copper projects in Carajás. These assets stand out for their high grades, gold by products, favorable and accessible geographic locations, and proximity to well-established infrastructure, including ports and railways. In the nickel business, we are prioritizing operational efficiency and maintaining optionality to capture strategic opportunities.

To sustain our position, we draw on key levers among all businesses:

•	Operational excellence and safety, ensuring efficiency and stability.
•	Disciplined capital allocation, prioritizing the highest return projects.
•	Agile and responsible permitting, providing predictability.
•	Rigorous project execution, reducing risks and accelerating ramp-ups.
Trusted Partner

We recognize the importance of strengthening our relationships with society, communities, authorities, and all our stakeholders, based on transparency and respect. We foster open, transparent dialogue and collaborate directly with our stakeholders to ensure alignment on goals and actions that strengthen community empowerment and local socioeconomic development.

We are committed to promoting positive impacts for people and nature, while continuously seeking to reduce our operational impacts. To this end, we work collaboratively with local communities, particularly Indigenous Peoples and traditional communities, and support conservation efforts, especially in the Amazon rainforest.

By promoting a culture of transparency, we aim to strengthen our position as a responsible and trusted partner in the mining industry.

Cultural Evolution

Our cultural evolution is essential to sustain our strategy and ambition. We have built a culture based on safety as a non-negotiable value, making sure that every decision and operation is guided by the preservation of life. We are strengthening our preventive culture and advancing the reduction of high-potential injuries and critical events, with a continuous focus on eliminating serious risks and progressing toward an increasingly safe environment, recognizing that this is an ongoing journey.

With a culture driven by safety, innovation, and the appreciation of people, we create the conditions to evolve responsibly, anticipate trends, and accelerate transformation, ensuring increasingly safe environments and supporting our long-term ambition.

VALE ANNUAL REPORT FORM 20-F | 10

Table of Contents	BUSINESS OVERVIEW
SIGNIFICANT CHANGES IN OUR BUSINESS

Below is a summary of major events in our business since the beginning of 2025.

Novo Carajás Program. In February 2025, we launched the Novo Carajás Program. This program focuses on optimizing our iron ore production and accelerating copper production growth in the Carajás region, a mineral-rich province critical to global decarbonization and energy transition. The program includes strategic investments in project development, technology, health and safety practices, and sustainability initiatives, leveraging our operational scale to strengthen long-term performance in the region.

Divestment of Aliança Geração de Energia S.A. (Aliança Energia). In September 2025, we completed the sale of a 70% interest in Aliança Energia to Global Infrastructure Partners (GIP), for an amount of US$871 million, comprised by a cash inflow of US$1,006 million, net of a reduction of US$135 million in the remaining investment in Aliança Energia due to a loan assumed by the investee in the context of the transaction. The transaction included the assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant, both located in Minas Gerais, as well as six other hydroelectric plants in the same state and three wind farms in the states of Rio Grande do Norte and Ceará. As a result, Aliança Energia became an associate, and we recognized an aggregate loss of US$206 million in our income statement for the year ended December 31, 2025.

Formation of a new consortium for the Thompson Nickel Belt. In February 2026, VBM entered into an agreement with Exiro Minerals Corporation, Orion Resources Partners, and the Canada Growth Fund to establish a new ownership consortium for the Thompson Nickel Belt, in Manitoba, Canada. Under the agreement, the partners will form a new company in which Exiro, Orion, with the Canada Growth Fund will collectively hold an 81.1% interest, and VBM will retain an 18.9% minority stake. The consortium has also committed to invest up to US$200 million to support the future development of nickel mining in the region. Additionally, VBM entered into an offtake agreement for the nickel concentrate produced at the Thompson Mill, maintaining its strategic position as Canada’s leading nickel producer. The completion of the transaction is subject to customary closing conditions, including regulatory and government approvals, and is expected to occur by the end of 2026.

OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) FRAMEWORK

We have a strategy to fully integrate sustainability into our business through systematic planning, prioritizing risk and impact management, and fostering a positive social, economic and environmental legacy in the regions where we operate. Our ESG practices are continuously evolving. We are in a natural resources industry, which makes it even more important that we act as responsible operators, protecting the climate and nature while uniting people. To effectively integrate sustainability into our business management practices, we have established a set of ESG goals that guide our investment priorities and decision-making processes. Our engagements with socially responsible investors and ESG stakeholders include webinars, roadshows, and a dedicated website, our ESG Portal (https://www.vale.com/esg). The information in our ESG Portal, including our annual report on ESG matters and ESG Databook, is not incorporated by reference in this annual report on Form 20-F.

•	We are one of the first companies to voluntarily adopt the international standard issued by the International Sustainability Standards Board (ISSB) for preparing and reporting financial information related to climate change and we disclosed our first report under the ISSB international standard in June 2025, for the year ended December 31, 2024.
•	We regularly disclose our sustainability performance through our ESG Portal and our annual report on ESG matters, in accordance with the Global Reporting Initiative (GRI) Standards. Our annual report on ESG matters and our ESG Databook, published in an annual basis, also include indicators from the Sustainability Accounting Standards Board, now part of the International Financial Reporting Standards Foundation, the Taskforce on Nature-related Financial Disclosures (TNFD) the World Economic Forum key metrics, and the United Nations (UN) Sustainable Development Goals.
•	As an active and committed member of the International Council on Mining and Metals (ICMM), we are dedicated to implement ICMM’s Mining Principles and Performance Expectations, supporting initiatives like the Extractive Industries Transparency Initiative for mineral revenue transparency. We support and are engaged in the implementation of the GISTM, an effort to improve safety in all phases of the lifecycle of the tailings’ storage facilities, with a focus on meaningful engagement with communities.

VALE ANNUAL REPORT FORM 20-F | 11

Table of Contents	BUSINESS OVERVIEW

In this section, we summarize some of our ESG initiatives. This section contains statements that constitute forward-looking statements. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. For information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see Overview—Forward-looking Statements and —Risk Factors.

Environmental Initiatives

We are integrating our sustainability strategy into our business to minimize the socio-environmental impacts of operations and respond to the demands of stakeholders, based on the relevant topics, goals and  actions as summarized below. More information is available on our ESG Portal.

Climate change. We have aligned our goals with the Paris Agreement, voluntarily establishing the following climate-related targets: to reduce absolute greenhouse gas (GHG) emissions from Scopes 1 and 2 (market-based) by 33% by 2030, using 2017 as the baseline, and to achieve net-zero emissions for these scopes by 2050. For Scope 3, the target is net reduction of 15% in GHG emissions by 2035, based on 2018 levels. We are dedicated to achieving these goals through the development of new products, nature-based solutions (NbS), the use of renewable electricity, and strategic partnerships with customers and suppliers. Since 2020, we have invested US$1.7 billion in reducing GHG emissions, with US$251.6 million spent in 2025. Among the various initiatives in 2025, the following stand out: the new testing phases involving 72-ton electric trucks, initiated in 2022, as well as those aimed at the use of renewable fuels in operational fleets; the partnerships established for the development of locomotives and trucks with dual-fuel technology, with the potential to reduce emissions through the blending of ethanol and diesel; the commencement of field tests for the use of biodiesel blends B30 and B50 in haul trucks, which have the potential to reduce emissions by up to 35% compared to the diesel that we currently consume in Brazil; and the partnership between Vale and Petrobras, which conducted a test in Singapore using VLS B24 biobunker, a marine fuel composed of 24% second-generation biodiesel produced from used cooking oil. In addition to these advances, the Estrada de Ferro Carajás (EFC) and Estrada de Ferro Vitória-Minas (EFVM) railways achieved their best energy-efficiency performance of the past ten years, with an annual reduction of 11 million liters in diesel consumption, corresponding to approximately 28 thousand tonnes of CO₂e. These results stem from the continuous implementation of a set of operational measures aimed at increasing energy efficiency and optimizing fuel consumption.

Energy. We plan to achieve 100% renewable energy supply globally by 2030, by increasing the use of renewable electricity in our operations through strategic partnerships for new energy solutions. In Brazil, we reached 100% renewable energy supply in 2023, two years ahead of schedule. We also invest in technological innovations, such as the Smart Mine project, which uses artificial intelligence to optimize the operation of off-road trucks. The solution determines the ideal speed for each section of the mine and guides drivers in real time, reducing diesel consumption, increasing energy efficiency, and improving productivity. This initiative is part of our strategy for decarbonization and modernization of operations. Our plans also include expanding process optimization technologies, increasing asset electrification, and continuing to invest in renewable energy.

Other Environmental Initiatives

Biodiversity. As part of our plans to contribute to a nature-positive future, we have also set a Forest Target to recover and protect 500,000 hectares beyond our operational boundaries. We protect and restore forests through compensation measures, voluntary initiatives, and partnerships. In 2025, with respect to our Forest Target, we have recovered over 25,000 hectares and maintained the protection of more than 200,000 hectares.

Waste. In 2025, 81% of our production did not generate tailings that were disposed of in dams, aligned with our strategy to achieve a positive future for nature through circularity initiatives. We are implementing initiatives such as the blending strategy waste filtration and dry staking, the expansion of the Northern System, the Capanema project, and the conversion of Plant 1 to natural moisture processing. Additionally, we invest in sustainable initiatives, such as the production of sand from iron ore tailings, used in civil construction. Our subsidiary, Agera, has destined around 3.8 million tons of sand since its incorporation, in 2023.

VALE ANNUAL REPORT FORM 20-F | 12

Table of Contents	BUSINESS OVERVIEW

Atmospheric emissions. Our goal is to reduce our emissions of particulate matter and sulfur oxides by 16% and nitrogen oxides by 10% by 2030. We plan to achieve this target through initiatives on several fronts, with strategic low-carbon planning, encouraging the development of specific technologies that contribute to reducing these emissions, using biofuels, and increasing operational efficiency.

Social

Social ambition. We are advancing our commitment to help lift 500,000 people out of extreme poverty. In 2025, approximately 60,000 people were engaged in initiatives, mainly in the states of Pará and Maranhão in Brazil. Additionally, we are committed to ensuring that indigenous communities neighboring our operations receive technical support to develop and implement their plans to achieve the rights set forth in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP). In 2025, the Ka’apor people, from the Alto Turiaçu Indigenous Land, developed their Life Plan, and the Tupiniquim people, from the Comboios Indigenous Land, developed their Consultation Protocol. This year, a training course was also initiated for the Indigenous People of the Guajajara people, who act as guardians of the forest from the Rio Pindaré and Caru Indigenous Lands. These are structuring actions built collectively and aligned with the indigenous rights advocated in the UNDRIP. We have also initiated engagement with the recently contacted Awá people across the Awá, Caru, and Alto Turiaçu Indigenous Lands, developing methodological guidelines with the support of experts. The proposal received positive feedback from the Protection Front of the National Indigenous Peoples Foundation (FUNAI) and from indigenous leaders. In total, five of the eleven indigenous communities with which we maintain relationships in Brazil are engaged in implementing their initiatives to secure their rights.

Governance

Corporate governance. We maintain a corporate governance structure aligned with global best practices, aiming to ensure the quality and consistency of our decision-making process. Throughout 2025, we continued to advance and enhance our corporate governance practices through initiatives aimed at strengthening the performance of our governance bodies, including the implementation of onboarding programs focused on integration and knowledge sharing.

Risk management. We have five executive risk committees that advise our management in mapping and monitoring risks through our integrated risk management system. In addition, we also have an advisory committee to the Board of Directors, the Audit and Risks Committee, which advises the Board of Directors on our risk management strategy. This integrated approach strengthens our ability to address challenges and seize opportunities responsibly and sustainably.

Remuneration. Our remuneration programs are aligned with business strategy and the goal of being a safer and sustainable company. To this end, we have certain performance targets linked to ESG criteria.

REPARATION AND REMEDIATION EFFORTS

Brumadinho Reparation, Remediation Efforts and Settlement Agreements

On January 25, 2019, a tailings dam failed at our Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure of the dam released a flow of tailings residue, which reached our administrative area at the Córrego do Feijão mine and parts of the communities of Córrego do Feijão and Parque da Cachoeira located in Brumadinho, as well as the Paraopeba River. The dam failure resulted in 270 fatalities, including two pregnant women and two victims that are still missing, and caused extensive property and environmental damage in the region.

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

VALE ANNUAL REPORT FORM 20-F | 13

Table of Contents	BUSINESS OVERVIEW
•	The estimated economic value of the Judicial Settlement for Integral Reparation is R$37.7 billion, which includes: (i) R$6.3 billion in disbursements made prior to the settlement date and with scope similar to the agreement; (ii) R$19.9 billion in disbursements required for the implementation of projects and to be managed by the authorities; (iii) a cap of R$6.4 billion in estimated costs of the socio-economic reparation projects to be directly implemented by us; and (iv) R$5 billion in estimated costs for certain environmental recovery projects (Plano de Reparação Ambiental) to be implemented by us, which are not subject to a cap.
•	The Judicial Settlement for Integral Reparation settles most of the requests made in certain public civil actions in which public authorities sought damages and a wide range of injunctive measures against us in connection with the Brumadinho dam failure.
•	We have made disbursements with respect to 81% of the updated value of the commitments set out in the Judicial Settlement for Integral Reparation. As of December 31, 2025, we had incurred R$6.8 billion in infrastructure works and environmental and socioeconomic reparation actions, and made 95% of our payment obligations, in a total amount of R$21.3 billion and 51% of our obligations to perform certain actions, corresponding to R$13.7 billion (these numbers include R$6.3 billion in disbursements made before the date of signing of the agreement).

Other settlement agreements related to Brumadinho dam failure. We are committed to promoting expedite reparation and remediation for those affected by the Brumadinho dam failure. This includes resolving related legal proceedings. Highlighted below are our key settlement agreements with public authorities.

•	April 2019 preliminary settlement agreement with Minas Gerais state public defenders: In April 2019, we entered into an agreement with the Public Defenders’ Office of the state of Minas Gerais to establish the framework for settlement agreements for damage claims for property and other economic and moral damages (danos morais). As of December 2025, we had reached settlements with over 15,040 individuals totaling approximately R$2.8 billion, considering Brumadinho and evacuated territories.
•	Settlement agreements with public labor prosecutors and labor unions: In July 2019, we entered into a settlement agreement with the public labor prosecutors to indemnify relatives of the victims of the dam failure. In March 2020, we entered into a settlement agreement with the labor unions to indemnify survivor workers and workers based on the Córrego do Feijão and Jangada Mine. In July 2021, we entered into a settlement to pay indemnification to the family units of deceased employees in connection with the extinction of their employment contracts. As of December 2025, we had reached settlements with over 2,510 individuals totaling approximately R$1.1 billion. On April 30, 2025, a settlement was ratified by the labor court, establishing the payment of non-pecuniary damages to 270 fatal victims and two unborn children, in the amount of R$1.0 million each. The settlement totals R$299.2 million, including attorneys’ fees. This settlement covers all deceased workers, and once its terms are accepted, both collective and individual lawsuits are closed.
•	Agreement with Indigenous Peoples: We entered into two agreements involving Indigenous Peoples in 2022 to compensate the Indigenous People of Katurãma Village and the group led by Dona Eline Pataxó. These agreements have been fully paid. In 2023, we entered into another comprehensive indemnity agreement with the Pataxó and Pataxó Hã-Hã-Hãe Indigenous People of Tronco Gervasio and Antônia. We are currently awaiting the final judgment of the decision to complete payments. In 2025, we entered into another comprehensive indemnity agreement with the Pataxó and Pataxó Hã-Hã-Hãe Indigenous Peoples of Naô Xohã Village, accepted by most members of the group. Negotiations with the remaining group of Naô Xohã Village are ongoing and are still the subject of two Public Civil Actions filed by the Federal Public Ministry and the Federal Public Defender’s Office, concerning both collective reparation and individual compensation. We continue to comply with the court decision that mandated the temporary relocation of families from the Naô Xohã Village. By the end of 2025, most of the group covered by the Public Civil Action had reached settlements and negotiations with the remaining indigenous groups are still ongoing.
•	Agreement with Quilombola Communities: Regarding the four quilombola communities in Brumadinho impacted by the dam failure, we have defined measures for remediating collective diffuse damages, tied to the Quilombola Component Studies for Impact and Damage Assessment. All stages of this process must involve the active community participation and are overseen by the Palmares Cultural Foundation, an organization responsible for protecting the rights of these communities, an independent technical advis, and the Federal Public Defender’s Office. These measures must be negotiated with the relevant parties as part of the Judicial Settlement for Integral Reparation. In the case of the three quilombola communities in the Paraopeba River basin, feedback meetings on phase 1 of the ERSHRE (Human Health Risk Assessment and Ecological Risk Assessment) are scheduled for 2026.

VALE ANNUAL REPORT FORM 20-F | 14

Table of Contents	BUSINESS OVERVIEW

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

Other reparation and remediation efforts. We have undertaken important initiatives to restore and revitalize the directly impacted territory, especially the Córrego do Feijão community. We have revitalized the central square and built a community market and cultural center to support community gatherings and opportunities. Additional projects planned include a soccer field, an ecological park, a school, a chapel, a cemetery, and a forest with recreational trails. We also support 478 local associations and small businesses, directly and indirectly, benefiting more than 20,000 people. In addition, more than 570 water supply structures have been implemented, potentially serving over 5 million people through sanitation actions in the Velhas, Doce and Paraopeba Basins.

In January 2026, the Minas Gerais Fire Department publicly announced the end of the searches for the two still unidentified victims. According to the department, more than 11 million cubic meters of tailings were inspected. The process now continues with the civil police, who are continuing the identification work through forensics on the findings that are still under analysis.

Reparation, Remediation Efforts and Settlement Agreements Related to Samarco’s Tailings Dam

In November 2015, the Fundão tailings dam owned by our joint venture Samarco failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce River (Rio Doce). The failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by us and BHP Billiton Brasil Ltda. (BHP Brasil).

Definitive Settlement. In October 2024, we, together with Samarco and BHP Brasil, entered into a settlement agreement in connection with the reparation and compensation process relating to the Fundão dam failure, resulting from a mediation process conducted by the Brazilian Federal Court of Appeals of the 6th Region (TRF-6). The agreement was signed by the three companies, the federal government, the governments of the states of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ Offices, the Federal and State Public Defender’s Offices of the states of Minas Gerais and Espírito Santo and other federal and state governmental authorities (the Definitive Settlement). In November 2024, the Federal Supreme Court (Supremo Tribunal Federal – STF) ratified the Definitive Settlement. For additional information, see note 26 to our consolidated financial statements.

The Definitive Settlement, estimated in R$170 billion, replaced all previous agreements and covers both disbursements made prior to its ratification and new financial commitments, which will be paid over 20 years in remediation and compensation actions. In addition, it provides for initiatives to be implemented by Samarco, with disbursements mainly occurring within the three years following ratification. From 2015 through December 31, 2025, a total of R$73.1 billion has been disbursed, including R$38 billion that had already been invested through September 2024 in remediation and compensation measures prior to the Definitive Settlement.

Pursuant to the Definitive Settlement, Fundação Renova was liquidated in November 2025, in accordance with the 12-month period for the completion of the transition of rights and obligations to Samarco. Samarco became the primary responsible party for fulfilling these obligations, as well as for the transition of some programs from Fundação Renova. As shareholders of Samarco, BHP and we committed, each, to paying up to 50% of any amount that Samarco fails to finance as the primary debtor, pro rata to our equity stakes in the company. Our provision recorded for these obligations is US$2.6 billion as of December 31, 2025, and includes estimates of Samarco’s financial capacity to fulfill the obligations set forth under the Definitive Settlement. Samarco's capacity to fulfill the reparation obligations is subject to a cap of US$1 billion, valid from 2024 to 2030, as set forth in the Judicial Reorganization Plan (JR Plan). For more information about Samarco, see the section Information on the Company—Lines of Business—Other Investments—Samarco.

Compensation. Until October 31, 2024, when the Definitive Settlement was reached, the Renova Foundation had paid R$18.1 billion through the Mediated Compensation Programs for General Damages (PIM-DG), Water Damage (PIM-DA), Simplified Indemnity System and Emergency Financial Aid (AFE). Compensation to those affected was paid under approximately 447,300 agreements.

VALE ANNUAL REPORT FORM 20-F | 15

Table of Contents	BUSINESS OVERVIEW

Between November 2024 and December 2025, Samarco paid an additional R$16.7 billion in compensation and financial aid, under approximately 335,100 new compensation agreements. Additionally, approximately 6,900 indigenous and traditional communities’ members were compensated by the Emergency Subsistence Aid (ASE).

The Definitive Settlement establishes a definitive resolution of individual compensation for existing modalities and established criteria for compensation. Samarco also implemented the Definitive Indemnity Program (PID), conceived as a last opportunity for compensation for those who had not yet been covered by previous compensation programs. As of December 31, 2025, 301,500 agreements and R$11.1 billion in compensation payments had been made under the PID.

The Krenak Indigenous People of Itueta and Resplendor, located in the state of Minas Gerais, chose not to adhere to the Definitive Settlement, and specific negotiations were held with this group. In December 2025, an agreement in the amount of R$1.6 billion was reached with the group, and was later ratified by the relevant Federal Court on March 2026, and the amount previously allocated for them under the Definitive Settlement (approximately R$720 million) is no longer due by Samarco, us and BHP.

Resettlements. The Definitive Settlement provides for the completion of resettlements in the districts of Novo Bento Rodrigues and Paracatu. Prior to the execution of the Definitive Settlement, 86% of the resettlements had been completed. Samarco is coordinating the completion of the remaining cases. The resettlement process involves active participation of communities and technical advisors, following high standards of excellence in community resettlement. The agreement provides for the maintenance of these structures for five years from the delivery of the keys, upon signing the release term, or until the definitive transfer of ownership, with the registration of the property in the name of the family unit. As of December 2025, approximately 99% of the resettlement cases have been completed.

Environmental Recovery. The remaining environmental recovery actions in the impacted area of the Rio Doce in Minas Gerais and Espírito Santo and the northern coast of Espírito Santo in the Doce River Basin (Rio Doce Basin) will be completed directly by Samarco. The Definitive Settlement sets delivery milestones and specific objectives for each of these actions, among which, the reforestation of 50,000 hectares, the completion of the recovery of 5,000 springs and the restoration of banks and the aquatic environment in the locations indicated in the Definitive Settlement.

In addition to these direct actions by Samarco, the Definitive Settlement establishes initiatives to promote the improvement of the environmental quality of the Rio Doce Basin, which will be carried out by the public authorities, in line with public policies, such as improving basic sanitation for the affected municipalities, in addition to other measures aiming for the improvement of the water quality of the Doce River.

Samarco conducted studies at the Risoleta Neves Hydroelectric Plant (UHE Candonga) to assess alternatives for the economic, social, and environmental feasibility of removing up to 9.15 million m³ of sediments deposited in the reservoir. The removal alternatives have already been formally submitted to the Institute of Environment and Renewable Natural Resources (IBAMA), making the first step in the environmental licensing process. In addition, Samarco carried out studies on the management of contaminated areas and the substances outlined in the agreement, aimed to monitoring environmental quality.

Information about the reparation process in connection with the Definitive Settlement can be found at Samarco’s website, through the link: www.samarco.com/reparacao/. Information on Samarco’s website is not incorporated by reference in this annual report on Form 20-F.

Other Settlement Agreements Related to Tailings Dams

We have also entered into agreements with the Public Defender’s Office of the state of Minas Gerais, and with the Public Prosecutor’s Office of the state of Minas Gerais, relating to other dams, namely B3/B4, Pontal, Vargem Grande, Forquilha I, II, III e IV and Grupo dams. For more information, see Additional Information—Legal Proceedings.

VALE ANNUAL REPORT FORM 20-F | 16

Table of Contents	BUSINESS OVERVIEW
Tailings and Dam Safety

We have implemented several initiatives to enhance our tailings and dam management process and improve dam safety.

De-characterization of upstream dams. Our key initiative is the de-characterization of all our upstream structures in Brazil, including dams, dikes and drained stacks in Brazil. The term “de-characterization” means functionally reintegrating the structure and its contents into the environment, so that the structure no longer serves its primary purpose of acting as a tailings, sediments or water containment. We have de-characterized 19 of the 30 upstream tailings dams we had in 2019. In 2025, we spent a total of US$378 million in connection with the de-characterization of upstream structures/dams. As of December 31, 2025, we had a provision of US$2,097 million recognized in our balance sheet for the de-characterization of upstream structures. Additional provisions may be recognized as a result of adjustments to the de-characterization projects.

In 2025, we concluded the de-characterization of the Grupo dam, in the city of Ouro Preto, and of the Campo Grande dam, in the city of Mariana (subject to a final evaluation by competent authorities), both located in the state of Minas Gerais, resulting in the de-characterization of 19 out of 30 upstream structures. Since 2019, we have de-characterized the following structures within our de-characterization plan: Grupo dam, Campo Grande dam, Dike 1A and Dike 1B of the Conceição System, Área IX dam (subject to a final evaluation by competent authorities), B3/B4 dam at the Mar Azul Mine, Dike 2 of the Pontal System, Dikes 3 and 4 of Pontal System, Auxiliar Dike of B5 MAC, Baixo João Pereira dam, Ipoema dam, Pondes de Rejeitos dam, Fernandinho dam, Dike 5 of Pontal System, Rio do Peixe dam, Kalunga 2 and Kalunga 3 dikes, and 8B dam.

The de-characterization process is important for the long-term risk reduction of the upstream tailing’s facilities, but the works may impact the geotechnical stability of certain upstream tailings facilities in the short term, increasing the risk of collapse of these structures especially during the first phases of this process. To mitigate this risk, we have evacuated the downstream zones of the critical dams, for which back-up dams are implemented exclusively to contain the tailings in case of failure. To mitigate the risk of fatalities, we are considering alternatives to perform the works in these critical dams with remotely operated equipment, the design of which is being reviewed with proper redundancy levels.

Between 2020 and 2021, we concluded the construction of three back-up dams in the state of Minas Gerais: (i) one for the Sul Superior dam in Gongo Soco; (ii) one for the Forquilha I, Forquilha II, Forquilha III, Forquilha IV and Grupo dams in Ouro Preto; and (iii) one for B3/B4 dam in Nova Lima, that was removed in 2024 after the completion of the dam de-characterization. In 2022, we concluded the construction of Coqueirinho back-up dam, for the Pontal System, in Itabira. In 2025, we completed the implementation of ECJ2 backup dam which will enable the de-characterization of the Minervino and Cordão Nova Vista dikes, also for the Pontal System, in Itabira.

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

Improvements in the safety conditions of our dams. In 2020, 35 dams in our portfolio were classified under some level of emergency (emergency level system is defined by Brazilian law (Resolution ANM 95/2022)). At the end of 2025, this number has been reduced to nine structures, four at level 2 and five at level 1 (the lowest risk level in this classification), and we achieved our goal of eliminating all dams at emergency level 3 (the highest level of risk in this classification).

VALE ANNUAL REPORT FORM 20-F | 17

Table of Contents	BUSINESS OVERVIEW

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

The improvement in the safety conditions of our structures reflects the efforts the company has been making, implementing measures such as the new management system for our tailings storage facilities, driven by lessons learned from the dam failure in Brumadinho and best practices international standards, as defined in the Global Industry Standard on Tailings Management (GISTM). Additional information on the status of DCEs and emergency levels of our structures is available on our ESG Portal, at https://www.vale.com/esg. Information on our website or ESG Portal is not incorporated by reference in this annual report on Form 20-F.

Commitment to the GISTM. We, along with all ICMM members, are dedicated to the GISTM. As of August 2025, we had implemented the GISTM in all of our 50 Tailings Storage Facilities, meeting the deadlines established for the sector.

VALE ANNUAL REPORT FORM 20-F | 18

Forward-looking Statements

This annual report contains statements that may constitute forward-looking statements. Many of those forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “may,” “will,” “plan,” “intend,” “estimate,” “target,” “ambition,” “potential,” among others. Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

•	trends in commodity prices, supply and demand for commodities;
•	the future impact of competition and regulation;
•	the exploration of mineral reserves and resources and development of mining facilities;
•	the depletion and exhaustion of mines and mineral reserves and resources;
•	the impact of the failure of the tailings dam in Brumadinho in 2019, the failure of Samarco’s tailings dam in 2015, and related remediation measures on our operations, cash flows and financial position;
•	the implementation of our dam de-characterization plan;
•	the outcome of the various investigations, regulatory, governmental, uncertain tax treatments and legal proceedings in which we are involved;
•	impact of tariffs, trade barriers and other restrictions imposed on global trade;
•	the impact of the ongoing wars in Ukraine and in the Middle East and their impact on the global economy, including the economic sanctions, which are highly uncertain and difficult to predict;
•	our direction and future operations;
•	the implementation of our financing strategy and capital expenditure plans;
•	the payment of dividends or interest on shareholders’ equity;
•	compliance with financial covenants;
•	industry trends, including the direction of prices and expected levels of supply and demand;
•	the implementation of our principal operating strategies, including our potential participation in acquisition, divestiture or joint venture transactions or other investment opportunities;
•	our ability to comply with our ESG targets and commitments;
•	the implementation of new technologies to mitigate operational risks or achieve our ESG targets and commitments;
•	other factors or trends affecting our financial condition or results of operations; and
•	the factors discussed under Overview—Risk Factors.

VALE ANNUAL REPORT FORM 20-F | 19

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

We own a significant number of dams, open pits, waste dumps and other types of geotechnical structures. Some of our tailing’s storage facilities were built using the upstream raising method, which may present higher stability risks, especially related to liquefaction. Some of our joint ventures and investees, including Samarco, also own dams and similar structures, including structures built using the upstream raising method.

•	The collapse of any of these geotechnical structures or leaks from these structures could cause loss of life and severe personal, property and environmental damages, as well as negative social impact, and could have adverse effects on our business and reputation, as evidenced by the consequences of the dam failure in Brumadinho and Samarco’s dam failure in Mariana.
•	The evacuation of the downstream zones of the critical dams, construction of physical barriers (back-up dams) to contain the tailings in case of failure and other safety measures we take may not be sufficient to prevent damages and impact on communities.
•	The de-characterization process is highly complex, and the timeline for completion depends on technical studies tailored to each structure. The works related to the de-characterization process may impact the geotechnical behavior of certain upstream tailings facilities, which could increase the risk of collapse of these structures.

As of the date hereof, we have concluded 63% of our de-characterization plan. The elimination of 100% of the dams in the de-characterization program is expected to be achieved by 2035, given the technical characteristics of the dams, such as volumes of tailings contained. The implementation of the de-characterization plan will require significant expenditures, and the de-characterization process may take a long time. We also own and operate upstream-raised dams outside Brazil, which are not part of the current de-characterization program.

The failure of our dam in Brumadinho in 2019 and the failure of Samarco’s tailings dam in Mariana in 2015 have caused fatalities and severe personal, property and environmental damages. The entire environmental consequences of the dam failure in Brumadinho and Mariana remain uncertain, and additional damages may be identified in the future. These events have adversely affected and may continue to adversely affect our business, financial condition, operations and reputation. For more details, see Overview—Business Overview—Reparation and Remediation Efforts.

VALE ANNUAL REPORT FORM 20-F | 21

Table of Contents	RISK FACTORS
OPERATIONAL RISKS

Operational problems could materially and adversely affect our business and financial performance.

Operational problems and failures may have a significant negative impact on our business, productivity, financial and strategic performance. Our business is subject to various risks that may adversely affect our results of operations, such as:

•	Extreme weather conditions and force majeure events, which may cause operational disruptions and have a significant impact on the continuity of activities.
•	Adverse mining conditions, which may limit or delay expected production and compliance with specifications agreed with customers, potentially resulting in contract revisions and price adjustments.
•	Occupational or process accidents involving our own employees or contractors at our industrial facilities and other critical infrastructure, with the potential to disrupt operations and cause significant impacts.
•	Disruptions or delays in our supply chain and/or in the transportation of our products, including as a result of failures or delays in essential logistics modes, such as railways, highways, ports, and vessels, which may compromise product delivery and our operations.
•	Occurrence of diseases, epidemics, pandemics or contagious outbreaks in regions where we operate, posing risks to employee health and safety and potentially resulting in absences, operational limitations, and the need for extraordinary measures.
•	Labor disputes, which may lead to temporary stoppages of activities or significant restrictions on operations.
•	Changes in market conditions or the regulatory framework, which may alter the economic viability of specific operations, making them misaligned with corporate strategy.

VALE ANNUAL REPORT FORM 20-F | 22

Table of Contents	RISK FACTORS
•	Delays or failures in obtaining or renewing authorizations and licenses necessary for the continuity of activities, as well as unexpected increases in the costs associated with these procedures.
•	Interruptions, failures, or unavailability of critical information technology systems or services, whether due to accidents, systemic failures, or malicious acts, which may affect operations, information security, and decision-making.
•	Our business could be adversely affected by the failure or unavailability of certain critical assets or infrastructure.

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

Our business is subject to health, safety, and environmental events. The viability of our business is intrinsically linked to the integrity of the environment and the well-being of workers and communities neighboring our activities and operations. Our activities involve the use, handling, storage, discharge and disposal of non-hazardous and hazardous substances, as well as the use of natural resources and ecosystem services, resulting in risks and potential adverse impacts on people and the environment, such as fires, explosions, toxic gas leaks, spills or seepage of pollutants or other hazardous materials, rock slides, dam incidents, and failure of other operational structures. These events can cause direct and indirect changes to biodiversity and ecosystem services.

In terms of safety risks, operations may involve hazards related to mobile equipment, vehicles, industrial equipment, and other critical infrastructure, which can result in potentially fatal accidents. Such events can occur due to deficiencies in the identification, assessment, or control of such risks. The materialization of these risks can generate environmental, social, and human rights impacts, damage to or destruction of mines or production facilities, injuries, illnesses, and fatalities involving employees, contractors and/or community members near our operations, as well as financial and legal losses and liabilities.

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

In connection with our authorizations, licenses and permits, we may be subject to restrictions relating to the operation and maintenance of dams, protection of communities, including Indigenous Peoples, Quilombola Communities and other traditional communities, protection of caves, biodiversity (ecosystems, fauna and flora), climate change, among others, which may require us to limit or modify our mining plans, having an impact on our production volumes, costs and reserves and resources. For more information on our mining concessions and other similar rights, see Information on the Company—Regulatory Matters. Difficulties in obtaining or renewing permits may lead to construction delays, cost increases, and may adversely impact our production volumes. Social, environmental and health and safety regulations also impose standards, procedures, monitoring and operational controls on activities relating to mineral research, mining, beneficiation, pelletizing activities, railway and marine services, ports, de-characterization, decommissioning, mine closure activities, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities. Litigation and legal and regulatory uncertainties relating to these, or other related matters may adversely affect our financial condition or cause harm to our reputation.

VALE ANNUAL REPORT FORM 20-F | 23

Table of Contents	RISK FACTORS

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

VALE ANNUAL REPORT FORM 20-F | 24

Table of Contents	RISK FACTORS

FINANCIAL RISKS

Lower cash flows, resulting from a decrease in prices of our products, may adversely affect our credit ratings and the cost and availability of financing.

A decline in the prices of our products may adversely affect our future cash flows, credit ratings and our ability to secure financing at attractive rates. It may also negatively affect our ability to fund our capital investments, including disbursements required to remediate and compensate damages resulting from the dam failures in Brumadinho and Mariana, and provide the financial assurances required to obtain licenses in certain jurisdictions, pay dividends and comply with the financial covenants in some of our long-term debt instruments. See Operating and Financial Review and Prospects—Liquidity and Capital Resources.

The prices for our products are subject to volatility, which may adversely affect our business.

Global prices for metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, regional and sectorial factors, levels of supply and demand, the availability and cost of substitutes, inventory levels, technological developments, regulatory and international trade matters, investments by commodity funds and others and actions of participants in the commodity markets. Sustained low market prices for the products we sell may result in the suspension of certain of our projects and operations, decrease in our mineral reserves and resources, reduction of recoverable amounts (including goodwill), impairment of assets, and may adversely affect our cash flows, financial position and results of operations. The price of our products could be subject to volatility in 2026 in case of a slower growth of the global economy.

Demand for our iron ore and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 76.6% of our 2025 net operating revenue, are used to produce carbon steel. Nickel, which accounted for 11.2% of our 2025 net operating revenue, is used mainly to produce stainless and alloy steels. The prices of different steel products and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products. In addition, vertical backward integration of the steel and stainless-steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a sustained decline in the construction industry or the energy transition trend could have a negative impact on our copper business. Copper products accounted for 9.8% of our 2025 net operating revenue.

We are mostly affected by movements in iron ore prices. For example, a price reduction of US$1 per dry metric ton unit (dmt) in the average iron ore price would have reduced our operating income for the year ended December 31, 2025, by approximately US$290 million. Average iron ore prices significantly changed in the last five years, US$159.5 per dmt in 2021, US$120.1 per dmt in 2022, US$119.7 per dmt in 2023, US$109.4 per dmt in 2024 and US$102.3 per dmt in 2025, according to the average reference Index (62% Fe CFR China). See Operating and Financial Review and Prospects—Overview—Major Factors Affecting Prices.

Changes in exchange rates for the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

A substantial portion of our revenues, trade receivables and debt are denominated in U.S. dollars, and given that our functional currency is the Brazilian real, changes in exchange rates may result in (i) losses or gains on our net U.S. dollar denominated indebtedness and accounts receivable and (ii) fair value losses or gains on currency derivatives we use to stabilize our cash flow in U.S. dollars. In 2025, we had net foreign exchange gains of US$366 million, compared to net foreign exchange losses of US$83 million in 2024. In addition, changing values of the Brazilian real, the Canadian dollar, the Chinese yuan and other currencies against the U.S. dollar affects our results since a relevant portion of our costs of goods sold is denominated in currencies other than the U.S. dollar, principally the real (47.6% in 2025) and the Canadian dollar (3.2% in 2025), while our revenues are mostly U.S. dollar denominated. We expect currency fluctuations to continue to affect our financial income, expense and cash flow generation.

VALE ANNUAL REPORT FORM 20-F | 25

Table of Contents	RISK FACTORS

As of January 30, 2026, the U.S. dollar commercial selling rate published by the Central Bank of Brazil was R$5.2301 per US$1.00, which represents a 4.9% decrease as compared to the selling rate of R$5.5024 per US$1.00 as of December 31, 2025. Significant volatility in currency prices may result in instability in foreign-exchange markets and limit our ability to transfer or convert certain currencies into U.S. dollars or other currencies to timely meet our obligations. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions.

Higher energy costs, energy shortages or freight cost may adversely affect our business.

Costs of fuel oil, gas and electricity are a significant component of our cost of production, representing 7.0% of our total cost of goods sold in 2025. To fulfill our energy needs, we rely on the following sources: oil by-products, which represented 33.9% of total energy needs in 2025, electricity 31.3%, natural gas 17.9%, coal 12.0%, and other energy sources 4.9%.

Electricity costs represented 2.4% of our total cost of goods sold in 2025. If we are unable to secure reliable access to electricity at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations. We face the risk of energy shortages in the countries where we have operations and projects, due to stress of infrastructure, high demand or weather conditions, such as floods or droughts. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for our operations.

Cost of freight is a significant component of our cost of production, representing 20.0% of our total cost of goods sold in 2025. To fulfill our freight needs, we rely on a fleet of dedicated vessels, which protect us from most of the volatility of the freight market, and on vessels chartered on the spot market.

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

We are investing to maintain and further increase our production and logistics capabilities. We regularly review the economic viability of our projects as well as market factors. As a result of this review, we may decide to postpone, suspend or cancel the execution of certain projects. Our projects are also subject to risks that may adversely affect our growth prospects and profitability, including the following:

•	We may not be able to obtain financing at attractive rates.
•	We may fail to obtain or renew the required leases, permits and licenses.
•	We may face shortages of skilled personnel.
•	We may face limitations to infrastructure, water and power access.
•	Our suppliers and contractors may fail to meet their contractual obligations.
•	We may face issues such as inappropriate design and engineering, poor execution, commissioning delays, a slower ramp-up to design, or failure to achieve design outputs.
•	We may face major setbacks in the supply chain for specialist equipment, services, and early-stage technologies.
•	We may experience adverse changes in market conditions or regulations.

VALE ANNUAL REPORT FORM 20-F | 26

Table of Contents	RISK FACTORS

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

Below are the key risks relating to our mineral resources and mineral reserves:

•	The estimates of mine life involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any estimate is a function of the quality of available data, engineering, market prices of minerals and metals, more stringent regulations, costs estimates, investments, geotechnical analysis, geological interpretation and judgment. No assurance can be given that the indicated volume of ore will be recovered or that it will be recovered at the rates we anticipate. We review our mineral resources and reserves estimates from time to time in light of updated information and changes in regulatory framework (including conditions imposed by environmental laws and regulations), which may result in a reduction of our reported mineral resources and mineral reserves. See Information on the Company—Reserves and Resources and —Regulatory Matters.
•	Difficulties or the inability to obtain licenses for new operations, supporting structures or activities (such as waste and tailings storage facilities), or to renew our existing licenses, can cause a reduction of our mineral resources that could be converted into mineral reserves.

VALE ANNUAL REPORT FORM 20-F | 27

Table of Contents	RISK FACTORS
•	Once mineral deposits are discovered, it can take several years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. If a project proves not to be economically feasible by the time, we are able to exploit it, we may incur substantial losses and be obliged to take write-downs or at least to downgrade its mineral reserves into mineral resources categories. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible by the time of the reporting.
•	We engage in mineral exploration, which is highly uncertain in nature, involves many risks and frequently is non-productive. Our exploration programs, which involve significant expenditures, may fail to result in the mineral resources definition suitable for expansion or replacement of mineral reserves depleted by current production. If we do not develop new mineral resources and reserves, we will not be able to sustain our current level of production beyond the remaining lives of our existing mines.
•	Mineral reserves are gradually depleted in the ordinary course of a given open pit or underground mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper, mines may move from being open pit to underground, and underground operations become deeper. In addition, for some types of deposits, mineralization grade decreases and hardness increase at greater depths. As a result, over time, we usually experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailings dams. Several of our mines have been operating for long periods, and we will likely experience rising extraction costs per unit in the future at these operations in particular.
TALENT MANAGEMENT RISKS

Our performance and ability to achieve our ambitions and to maintain our competitive position is dependent on our culture and our capacity to attract, develop and retain skilled and experienced talented professionals.

Since 2019, we have been promoting a transformation of our culture, which we believe is fundamental to the implementation of our business strategy and our ambitions. Our ability to attract, develop and retain experienced and talented professionals is also dependent on this culture transformation. If we fail to achieve our culture transformation goals, and to attract, develop and retain talents, our reputation, performance and competitive position may be adversely impacted.

SUSTAINABILITY RISKS

Natural disasters may cause severe damage to our operations and projects in the countries where we operate and may have a negative impact on our sales to countries affected by such disasters.

Natural disasters may adversely affect our operations, projects and people in the countries where we operate and may cause contraction in sales to countries adversely affected due to, among other factors, power outages and damage to industrial facilities and infrastructure.

Climate change can impact the frequency and intensity of extreme events and change the current weather patterns. We assess the exposure to increased incidence and intensity of atmospheric discharges, changes in rainfall patterns, higher temperatures, floods, droughts, water shortages and sea level rise on assets such as ports, railways, mining facilities, and processing plants. Areas with Iower ecological integrity (e.g., areas with reduced natural vegetation cover) are more susceptible to these risks due to Iower environmental resilience and natural protection against extreme weather conditions.

Due to the complexity and uncertainties of physical risk evaluation process, there may be additional risks that are not currently known or assessed, and that could negatively affect our operations and projects. In recent years, we have occasionally determined that force majeure events caused by severe events affected our mining and logistics activities.

VALE ANNUAL REPORT FORM 20-F | 28

Table of Contents	RISK FACTORS

Transitioning to a lower-carbon economy may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change.

As a global mining company, we are exposed to various risks in the transition to a lower-carbon economy across our operations, supply chain, and downstream industries. These risks may stem from our commitment to reducing GHG emissions in the short, medium, and long term, which requires us to make significant investments and incur significant expenses, as well as our ability to adapt during the economic transition needed to limit global warming.

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

Our activities may face issues with communities.

Our activities may result in inconvenience to communities and adverse impacts on human rights, despite prevention, mitigation, compensation, and remediation efforts. Disagreements with social movements and communities, whether local, traditional (such as Quilombola communities), or Indigenous Peoples, located near operations may arise due to land disputes, socio-environmental impacts, disputes over the use of natural resources, complaints not properly addressed and/or lack of consensus related to commitments or actions of organized social movements. Such circumstances may result in land occupations, disruption to operations, delays in project implementation, legal disputes, and other adverse consequences. Failures in negotiations with stakeholders as part of the process of obtaining the necessary operating licenses, building trust-based relationships with local communities, securing consensual access to land, and implementing and operating our activities, as well as difficulties in effectively managing such processes and issues, may adversely impact our business and operations. See Information on the Company—Regulatory Matters and Additional Information—Legal Proceedings.

STRATEGIC RISKS

Geopolitical tensions, adversarial trade policies and military hostilities, including the ongoing conflicts between Russia and Ukraine and in the Middle East, as well as tariffs, international sanctions, and disruptions to regional or global supply chains resulting from these tensions, may materially adversely impact our business.

Our business is subject to external risk factors related to our global operations and the global profile of our clients’ portfolio and supply chains. These factors may have material impacts on our production and sales, result in additional costs and expenses, and eventually adversely impact our financial conditions or results of operations.

Any further escalation of ongoing conflicts, including recent escalations in the Middle East, or any other new conflict, sanctions, trade restrictions or diplomatic tensions, especially concerning countries where we operate, could lead to impacts which may adversely affect our business. These impacts might include disruption of international trade flows, extreme market pricing volatility (particularly affecting the energy sector), including increases in oil and fuel prices, and potential effects on regional and global shipping routes. Additionally, prices for shipping and maritime insurance could be affected, and we may face regulatory and contractual uncertainties.

VALE ANNUAL REPORT FORM 20-F | 29

Table of Contents	RISK FACTORS

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

China has been the main driver of global demand for minerals and metals over recent decades. In 2025, Chinese demand represented 76% of global demand for seaborne iron ore, 64% of global demand for nickel and 57% of global demand for copper. The percentage of our net operating revenue attributable to sales to customers in China was 51% in 2025. Therefore, any contraction of China’s economic growth or change in its economic profile, or changes in tariffs or in the political or sanctions environment globally could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Underperformance in the Chinese real estate and infrastructure sectors, the largest consumer of carbon steel in China, would also negatively impact our results.

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

VALE ANNUAL REPORT FORM 20-F | 30

Table of Contents	RISK FACTORS

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

We are exposed to a wide range of cybersecurity threats, including common industry attacks such as ransomware and digital fraud, as well as more sophisticated and coordinated efforts known as advanced persistent threats. These and other threats may result in the disclosure or theft of sensitive information, loss of data integrity, misappropriation of funds and disruptions to or interruption in our business operations and impact our ability to disclose financial results. Threat actors are increasingly using artificial intelligence to accelerate and scale cyberattacks, including more sophisticated social-engineering attempts and targeted intrusions into IT-OT (Information Technology-Operational Technology) environments critical to our mining operations. These AI-enabled threats may heighten the risk of operational disruptions, data compromise, safety impacts and regulatory or financial consequences. Although we continue strengthening controls, evolving AI-driven attack capabilities may exceed our detection and response capacity.

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

We are subject to laws and regulations relating to data protection and privacy of personal data, including, but not limited to the European Union’s General Data Protection Regulation (GDPR) and Brazilian Lei Geral de Proteção de Dados (LGPD) and the Personal Information Protection Law (PIPL) of China. Any failure to comply with laws and regulations related to the protection of personal data may result in proceedings or actions against us, the imposition of fines or penalties or damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations. For information on our cybersecurity risk management, strategy and governance, see Additional Information—Cybersecurity and Risk Management—Cyber Risks.

LEGAL, POLITICAL, ECONOMIC, SOCIAL AND OTHER REGULATORY RISKS

Legal proceedings and investigations could have a material adverse effect on our business.

We are involved in legal proceedings in which adverse parties have sought injunctions to suspend certain of our operations or claimed substantial amounts against us. Under Brazilian law, a broad range of conduct that could be considered to be in violation of Brazilian environmental, labor or tax laws can be considered criminal offenses. Accordingly, our executive officers, employees and, in certain cases, we and our subsidiaries are subject to criminal investigations and criminal proceedings and could become subject to further proceedings in connection with allegations of violation of environmental, labor, human rights or tax laws.

VALE ANNUAL REPORT FORM 20-F | 31

Table of Contents	RISK FACTORS

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

We continue to be a defendant in several legal proceedings and investigations related to the Brumadinho and Mariana dam failures, including criminal investigations in Brazil, securities litigation in the United States and group action proceedings in the United Kingdom and the Netherlands. Additional proceedings and investigations may be initiated in the future. In addition, although we have entered into settlement agreements, these agreements do not establish cap on our indemnification obligations, and the frameworks for individual or group indemnifications do not prevent individuals or groups from seeking alternative measures. In November 2024, we entered into the Definitive Settlement, pursuant to which Samarco remains the primary responsible party for fulfilling reparation and financial obligations and for the transition of certain programs previously managed by Fundação Renova. If Samarco fails to fund its obligations under the agreement, we (as a shareholder of Samarco) will be required to contribute to the funding of these obligations pro rata to our equity stake in the company. Tax authorities or other creditors of Samarco may attempt to recover from us amounts due by Samarco, if Samarco is unable to fulfill its obligations or is unable to pay its debt. See Overview—Business Overview—Reparation and Remediation Efforts—Reparation, Remediation Efforts and Settlement Agreements Related to Samarco’s Tailings Dam and Additional Information—Legal Proceedings.

Our governance, internal controls and compliance processes may fail to prevent breaches of legal, regulatory accounting, ethical or governance standards.

We operate in a global environment, and our activities extend over multiple jurisdictions and complex regulatory frameworks, with increasing enforcement activities worldwide. We are required to comply with a wide range of laws and regulations in the countries where we operate or do business, including anti-corruption, international sanctions, anti-money laundering, data protection, privacy of personal data, and related laws and regulations. Our governance and compliance processes, which include the review of internal control over financial reporting, may not timely identify or prevent future breaches of legal, regulatory, accounting, governance or ethical standards. We have been in the past and may be subject in the future to breaches of our code of conduct, anti-corruption policies, human rights policies or other internal policies, or breaches of business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. This risk is heightened by the fact that we have a large number of contracts with local and foreign suppliers, as well as by the geographic distribution of our operations and the wide variety of counterparties involved in our business. Our failure to comply with applicable laws and other standards could subject us to investigations by authorities, litigation, fines, loss of operating licenses, disgorgement of profits, involuntary dissolution and reputational harm.

Changes in government policies, resource nationalism, including the imposition of new taxes or royalties on mining activities, tariffs and other restrictions on global trade.

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

VALE ANNUAL REPORT FORM 20-F | 32

Table of Contents	RISK FACTORS

The continuity of volatility in global trade policy, as well as other events in international trade, may directly or indirectly impact our business. As a supplier of iron ore, nickel and other raw materials to the global integrated steel industry and to other metal-consuming sectors such as battery production and other specified, industrial end-uses we are subject to additional risk from the imposition of duties, tariffs, import and export controls and other trade barriers impacting our products and the products our customers produce. The overall impact of these developments are difficult to predict, but could adversely impact our costs, our investments, the demand and price of our products and the products of our customers. Global trade is subject to a growing trend of increased trade barriers, which could exacerbate commodities’ price volatility and in turn result in instability in the prices of our products.

Changes in Brazilian fiscal policies and tax laws could have an adverse effect on our financial condition and results and on investments in our securities.

The Brazilian tax system is highly complex, with multiple layers of federal, state, and municipal taxes, overlapping rules, and frequent legislative and regulatory changes. This complexity creates significant uncertainty and increases the risk of material tax assessments by Brazilian tax authorities. The Brazilian government has frequently implemented and may continue to implement changes in its fiscal policies, including, but not limited to tax rates, fees, sectoral charges and the collection of temporary contributions. Changes in tax laws and in the interpretation of tax laws by Brazilian tax authorities and courts may occur and may result in tax increases and revocation of tax exemptions. In addition, given the complexity of the tax system and the unpredictability of changes to fiscal policies, we may be subject to significant tax disputes and assessments, the outcome of which is inherently uncertain.

With the recent approval of a tax reform in Brazil, a new taxation model on consumption will undergo a testing and transition period starting in 2026. The complete implementation of the reformed tax system is expected to be implemented by 2033. During this period, the dual Value Added Tax (VAT) and the Selective Tax (IS) will come into effect. The IS will be levied on products and services considered harmful to health and the environment, and iron ore has been included in this list of products subject to this tax. Given that the applicable tax basis and tax rate for the IS are yet to be defined, we are not able to estimate the effective impact on overall tax burden on our operations.

In November 2025, Law No. 15,270/2025 was enacted in Brazil, introducing changes to the country’s income tax rules. The stated objective of this legislation is to reduce the tax burden on lower-income individuals while increasing taxation on high-income individuals and dividends. Changes to Brazil’s tax regime resulting from this law or from future legislation could further increase our tax costs or otherwise adversely affect our business, financial condition and results of operations. For further details, see Additional Information—Taxation—Brazilian Tax Considerations.

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

In Brazil, where a significant part of our operations is concentrated, the federal government’s economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of securities of Brazilian companies. Our financial condition and results of operations may be adversely affected, for instance, by the following factors and the Brazilian federal government’s response to these factors:

•	exchange rate movements and volatility.
•	inflation and high interest rates.

VALE ANNUAL REPORT FORM 20-F | 33

Table of Contents	RISK FACTORS
•	financing of the current account deficit.
•	liquidity of domestic capital and lending markets.
•	tax policy.
•	pension, tax and other reforms.
•	political instability resulting from allegations of corruption involving political parties, elected officials or other public officials.
•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

The Brazilian government holds all 12 of our golden shares, granting it limited veto power over certain company actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities. For a detailed description of the Brazilian government’s veto powers, see Additional Information—Bylaws—Common Shares and Golden Shares.

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

We are a Brazilian company, and the majority of our officers and directors are residents of Brazil. The vast majority of our assets and the assets of our officers and directors are likely to be located in jurisdictions other than the home jurisdictions of our foreign investors. It might not be possible for investors outside Brazil to effect service of process within their home jurisdictions on us or on our officers or directors who reside outside their home jurisdictions. In addition, a final conclusive foreign judgment will be enforceable in the courts of Brazil without a re-examination of the merits only if previously confirmed by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça – STJ), and confirmation will only be granted if the foreign judgment: (i) fulfills all formalities required for its enforceability under the laws of the country where it was issued; (ii) was issued by a competent court after due service of process on the defendant, as required under applicable law; (iii) is not subject to appeal; (iv) does not conflict with a final and unappealable decision issued by a Brazilian court; (v) was authenticated by a Brazilian consulate in the country in which it was issued or is duly apostilled in accordance with the Convention for Abolishing the Requirement of Legalization for Foreign Public Documents and is accompanied by a sworn translation into Portuguese, unless this procedure was exempted by an international treaty entered into by Brazil; (vi) does not cover matters subject to the exclusive jurisdiction of the Brazilian courts; and (vii) is not contrary to Brazilian national sovereignty, public policy or good morals. Therefore, investors might not be able to recover against us or our directors and officers on judgments of the courts of their home jurisdictions predicated upon the laws of such jurisdictions.

VALE ANNUAL REPORT FORM 20-F | 34

Table of Contents	RISK FACTORS

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

ADR holders do not have the rights of shareholders. They have only the contractual rights set forth for their benefit under the deposit agreement. ADR holders are not permitted to attend shareholders’ meetings, and they may only vote by providing instructions to the depositary. In practice, the ability of a holder of ADRs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary either directly or through the holder’s custodian and clearing system. With respect to ADSs for which instructions are not received, the depositary may, subject to certain limitations, grant a proxy to a person designated by us.

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

VALE ANNUAL REPORT FORM 20-F | 35

Risk Management

Our risk management is based on our Risk Management Policy and Standard, which defines the methodologies, guidelines, response strategy, governance, and responsibilities for addressing identified present and emerging risks across the company. Our Risk Management Policy and Standard aims to promote a risk management culture, support strategic planning and the sustainability of our business, optimize capital allocation based on mapped risks, define risk treatment aligned with risk prioritization, measure and monitor risks on a consolidated basis, evaluate the impact of new investments, acquisitions, and divestitures on our risk map, and map present and emerging risks to seek timely solutions to mitigate negative impacts on our business objectives.

RISK GOVERNANCE STRUCTURE

Our risk management governance model aims to ensure transparency, accountability, and strategic alignment, and is based on the Lines of Defense concept, aiming to strengthen governance, define roles and responsibilities, and optimize communication flows for decision-making.

Our Board of Directors establishes guidelines, monitors indicators, and ensures that processes related to risk, internal controls, integrity, and compliance are effective. This work is supported by the Audit and Risks Committee (CARE), which oversees the evolution of exposures and promotes integration between risk management and internal audit, aiming to ensure consistency across planning, monitoring, and mitigation. We also have a Conduct and Integrity Committee, established by the Board of Directors to promote the Ethics & Compliance Program and adherence to our Code of Conduct. For more information, see Management and Employees—Management—Audit and Risks Committee and Management and Employees—Management—Other Advisory Committees to the Board of Directors.

Our Audit and Compliance Department comprises Internal Audit, Corporate Integrity and the Whistleblower Channel, reports directly to the Board of Directors and is overseen by the Audit and Risk Committee.

•	The Internal Audit provides independent assurance through audits, inspections, control testing, and investigations, evaluating the effectiveness of risk management, internal controls, and compliance. It also incorporates our risk matrix into the internal audit plan, covering priority risk themes in regular cycles, reporting emerging risks and reporting audit results to Senior Management and the Audit and Risks Committee. Furthermore, the function assesses the effectiveness of communication and policy-adherence initiatives in compliance with the Global Standards for the Professional Practice of Internal Auditing, issued by the Institute of Internal Auditors (IIA). Our Internal Audit function was assessed by the IIA as in conformance with these standards.
•	Our Corporate Integrity and Whistleblower Channel oversee our Ethics & Compliance Program.
•	Our Whistleblower Channel ensures confidentiality and whistleblower protection, enabling independent and retaliation-free investigations.

Our Executive Committee is responsible for implementing strategic directions, fostering a risk management culture, and ensuring adequate resources for prevention and mitigation, and is supported by the five Executive Risk Committees, which continuously monitor risks and provide technical support within their respective areas of expertise: (i) Operational, (ii) Geotechnical, (iii) Strategic, Financial and Cyber, (iv) Sustainability and Communication, and (v) Compliance and Institutional Relations.

MANAGEMENT OF RISKS

Our approach to managing our principal risks is outlined at a high level below. These measures are designed to mitigate, monitor and manage the most significant risks to our business; however, they are not intended to be exhaustive, and additional risks and uncertainties, whether known or unknown, existing or potentially emerging, may also have an impact on our operations, financial condition and results of operations.

VALE ANNUAL REPORT FORM 20-F | 36

Table of Contents	RISK MANAGEMENT

Geotechnical Risks

We manage geotechnical risk through a structured approach, duly integrated to our enterprise risk management. This structure approach involves the adoption of systems, standards, and processes for geotechnical risk management—aligned with international best practices, including, but not limited to the creation of a dedicated Geotechnical Risk Committee that reports to the Executive Committee, the Global Industry Standard on Tailings Management (GISTM), the Tailings and Dams Management System (TDMS), with Engineer of Record (EoR) and the Independent Tailings Review Boards (ITRB), the Ground Control Management System (GCMS), and the Hazard Identification and Risk Assessment Program (HIRA). We also have a strategic initiative aimed at ensuring compliance in GISTM through a continuous improvement process. The program establishes a robust system to identify, control, and address potential gaps, ensuring that all practices are aligned with the highest standards of safety and sustainability. Additional information on the GISTM journey is available on our ESG Portal, at https://www.vale.com/esg. Information on our website is not incorporated by reference in this annual report on Form 20-F.

Operational Risks

Our approach to managing operational risks aims to systematically address potential failures and uncertainties in the production process. The main initiatives include the implementation of Process Safety Management (PSM) elements, such as Hazard Identification and Risk Analysis (HIRA) program, Management of Change (MOC) and Pre-Startup Safety Review (PSSR), integrated into the Vale Production System (VPS), and training programs in process safety and process risk analysis. Additional initiatives include the Safe Work Permit system (PTS), Asset Integrity Technical Standards (PNR), Task Risk Analysis (ART), and Critical Activity Requirements (RAC). We also promote behavioral-based programs for leaders and teams, health, safety, and environmental management for contractors, and corporate guidelines for conduct management through “golden rules”.

Financial Risks

For quantitative and qualitative disclosure about financial and market risk, see note 20 to our consolidated financial statements.

Market Risk

We are exposed to various market risk factors that can impact our cash flow. An assessment of the potential impact of the consolidated market risk exposure is performed periodically to support the decision-making process regarding the risk management strategy, which may incorporate financial instruments, including derivatives. The financial instrument portfolio is monitored on a monthly basis, enabling us to properly evaluate financial results and their impact on cash flow, and ensure adherence between the strategies implemented and the proposed objectives.

Considering the nature of our business and operations, the main market risk factors that we are exposed to are:

•	Product prices and input costs. We are exposed to market risks associated with commodities price volatilities. We may enact risk mitigation programs in situations such as the following: (i) where there is a risk of financial distress; (ii) to support commercial activities and specific needs of our business segments; (iii) to ensure a minimum cash and/or value generation for certain businesses; and (iv) to protect from the increase of certain cost items, such as fuel oil used by chartered ships. These programs include predominantly forward transactions, futures contracts and options.
•	Foreign exchange rates. Our cash flows are also exposed to the volatility of several currencies against the U.S. dollar and of interest rate on loans and financings. While most of our product prices is indexed to U.S. dollars, most of our investments and other disbursements, and a relevant portion of our costs are indexed to other currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar. We also have debt instruments denominated in currencies other than U.S. dollars, mainly in Brazilian reais. We may use swaps and forward transactions to convert into U.S. dollars a portion of the cash outflows of these debt instruments, and of some other assets or liabilities denominated in currencies other than U.S. dollars.

VALE ANNUAL REPORT FORM 20-F | 37

Table of Contents	RISK MANAGEMENT

•	Interest rates. Our floating rate debt consists mainly of loans including export prepayments, commercial bank loans and multilateral organization loans. In general, the U.S. dollar floating rate debt is subject to changes to SOFR (Secured Overnight Financing Rate). In addition, we may use swaps and forwards transactions to convert the interest rate from certain of our debt instruments indexed to SOFR and other floating rates into fixed interest rate.

Credit Risks

Our credit risk management framework assesses and manages counterparties’ credit risk through internal credit ratings and credit limits, determined using our own quantitative methodology, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations. Risk mitigation strategies may also be used to manage our credit risk, including non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

Our accounts receivable portfolio is geographically diversified, with Asia, Europe and Brazil, the regions with the most significant exposure. According to each region, different guarantees can be used to enhance the credit quality of the receivables. We monitor the counterparty exposure in the portfolio periodically and we block additional commercial credit to customers in delinquency. For cash investments and derivative instruments, credit limits are approved to each counterparty to which we have credit exposure. We control the portfolio diversification and monitor different indicators of solvency and liquidity of our different counterparties that were approved for trading.

Strategic Risks

We manage strategic risks through continuous monitoring of market and geopolitical trends, structured portfolio and project reviews, strengthened governance of partnerships, and assessment of technological and competitive shifts to support strategic decision-making and resilience.

Production Planning Risks

We manage production planning risks through structured permitting and licensing processes, continuous evaluation of mineral reserves, long-term planning for waste and tailings capacity, integrated logistics management, and programs to enhance supply chain and infrastructure reliability. Ongoing governance reviews and scenario analyses help ensure alignment between production plans, operational capabilities, and regulatory requirements.

Talent Management Risks

To achieve our ambitions and remain competitive, we are actively pursuing a cultural transformation within our business. Our focus is on managing risks related to our people’s agenda, with priorities including attraction, development, retention, and succession planning for critical positions, all aimed at enhancing organizational performance. Diversity and inclusion are strategic pillars of the work environment we aim to create. Implementing these measures will enhance our reputation as a reliable and sustainable company.

Sustainability, including climate change and social and human rights risks

Climate Change

We follow the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) that have been fully incorporated into IFRS S2 Climate-related Disclosures. For more information, please, see https://www.vale.com/esg/climate. Information on our website is not incorporated by reference in this annual report on Form 20-F.

VALE ANNUAL REPORT FORM 20-F | 38

Table of Contents	RISK MANAGEMENT

Nature

As a member of the TNFD Forum since 2022 and a TNFD Early Adopters, we apply the the LEAP (Locate, Evaluate, Assess, Prepare) approach, focusing on our currently active operations in Brazil. In 2025, we published a report aligned with the TNFD disclosure recommendations in our ESG Databook. We also expanded the application of the LEAP approach to our direct operations outside Brazil and made progress in the process of engaging with our priority suppliers for biodiversity and water through three workshops. For more information, see https://vale.com/esg/biodiversity and our TNFD Reports (https://vale.com/documents/d/guest/val-relantnfd2023-en-140624-mg; https://valebasemetals.com/wp-content/uploads/2025/11/ValeBaseMetals_TNFDReport_R5_110725.pdf). The information in our website, including our TNFD Reports is not incorporated by reference in this annual report on Form 20-F.

Social and Human Rights Risks

Social risk management involves identifying the potential impacts of our operations on neighboring communities, including Indigenous Peoples and Traditional Communities, as well as mapping critical stakeholders. Human rights risk management focuses on analyzing relevant issues such as discrimination, harassment, poor working conditions, modern slavery, child labor, and sexual exploitation of children and adolescents, impacts on communities, and human rights violations related to our activities or value chain. In 2025, we continued to enhance the management of social and human rights risks, participating in multidisciplinary assessments. We continued to monitor risk controls and to conduct inspections and due diligences, focusing on risks that could affect employees, contractors, communities, their safety, livelihoods, and human rights. Additionally, we conducted independent human rights due diligence in our operations, critical projects, and suppliers. The findings are incorporated into corrective plans, which are monitored. We maintain a grievance and whistleblower channels, in the local languages to receive and address stakeholder demands.

Cyber Risks

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

Legal, Political, Economic, Social and Other Regulatory Risks

Changes in laws and regulations; Regulatory and Institutional Risks

We continuously monitor the development of public policies, legal and regulatory changes, and geopolitical risks that may impact our business. Such changes can impose new licensing requirements, increase environmental and social obligations, modify tax regimes, restrict the use of logistics infrastructure, and raise our operating or capital costs. Our corporate guidelines for managing regulatory risks, include but are not limited to, monitoring scenarios, trends and/or changes in geopolitical dynamics, regulatory issues and public policies formulation that affect our business with our various technical areas, our Code of Conduct, Global Anti-Corruption Policy and internal policies, responsible and transparent engagement with institutional stakeholders, and periodic review of decision-making processes to ensure adherence to the appropriate authorities.

Legal and Regulatory Compliance

We are committed to complying with legal and regulatory requirements to uphold corporate integrity and mitigate potential risks. Our main guidelines and controls include, but are not limited to developing and implementing detailed compliance policies that clearly outline the legal and regulatory obligations relevant to the organization, and establishing internal controls, procedures, training sessions, and awareness programs for employees to ensure compliance with legal and regulatory standards.

VALE ANNUAL REPORT FORM 20-F | 39

Table of Contents	RISK MANAGEMENT

Corruption Risk

We manage corruption risk through our Ethics & Compliance Program, which includes anti-corruption rules outlined in our Code of Conduct and Global Anti-Corruption Policy, and additional internal documents. Key rules include, but are not limited to rules prohibiting political contributions and involvement on behalf of Vale, facilitation payments, socio-environmental and institutional external expenditures made or offered to obtain an improper advantage, gifts, travel, and hospitality for government officials offered or received to obtain or grant an improper advantage, and payments to third parties without proper due diligence, mandating anti-corruption clauses in contracts and requiring approvals for hiring employees or administrators with connections to public officials. Our Corporate Integrity team continuously assesses risks to identify areas more exposed to the risk of corruption and tailors actions based on specific risk levels. We provide regular and specialized training on anti-corruption rules.

VALE ANNUAL REPORT FORM 20-F | 40

II.	INFORMATION ON THE COMPANY

Lines of Business

Our principal lines of business consist of mining and related logistics. This section presents information about operations, production, sales and competition and is organized as follows:

1.	Iron Ore Solutions
1.1.	Iron ore and iron ore agglomerates
1.1.1	Iron ore properties
1.1.2	Iron ore production
1.1.3	Individual property disclosure
1.1.3.1	Serra Norte
1.1.3.2	Serra Sul
1.1.4	Iron ore agglomerates operations
1.1.4.1	Iron ore pellets operations
1.1.4.2	Iron ore pellets production
1.1.4.3	Iron ore briquette operations
1.1.5	Iron ore strategy
1.1.6	Customers, sales and marketing
1.1.7	Competition
1.2.	Logistics and energy assets to support Iron Solutions operations
1.2.1	Railroads
1.2.2	Ports and maritime terminals
1.2.3	Energy
2.	Vale Base Metals
2.1	Nickel
2.1.1	Properties
2.1.2	Production
2.1.3	Individual property disclosure
2.1.3.1	Sudbury
2.1.4	Nickel Strategy
2.1.5	Customers and sales
2.1.6	Competition
2.2	Copper
2.2.1	Properties
2.2.2	Production
2.2.3	Individual property disclosure
2.2.3.1	Salobo
2.2.4	Copper Strategy
2.2.5	Customers and sales
2.2.6	Competition
2.3	PGMs and other precious metals
2.4	Cobalt
2.5	Logistics and energy assets to support Vale Base Metals operations
2.5.1	Ports
2.5.2	Energy
3.	Other Investments
3.1	Anglo American Minério de Ferro Brasil
3.2	PT Vale Indonesia Tbk (PTVI)
3.3	Samarco
3.4	Other Investments

VALE ANNUAL REPORT FORM 20-F | 41

Table of Contents	Lines of Business

1. IRON ORE SOLUTIONS

Our Iron Ore Solutions business includes iron ore mining and iron ore agglomerates production. Each of these operations is described below.

1.1 Iron ore and iron ore agglomerates
1.1.1	Iron ore properties

We conduct our iron ore business in Brazil primarily at the parent-company level. Our mines, all of which are open pit, and their related operations are concentrated in three systems: the Southeastern, Southern and Northern Systems, each with its own transportation and shipping capabilities. A summary of our iron ore resources and reserves is provided under Information on the Company—Reserves and Resources. In addition to the properties described below, we have other exploration activities and non-operational properties, mostly in the surroundings of our operations described in this section.

Northern System
Serra Norte Complex
Serra Sul Complex
Serra Leste Complex
Serra do Rabo Project
Southeastern System
Mariana Complex
Itabira Complex
Minas Centrais Complex
Southern System
Vargem Grande Complex
Paraopeba Complex
Brazil

VALE ANNUAL REPORT FORM 20-F | 42

Table of Contents	Lines of Business

IRON ORE OPERATIONS
NORTHERN SYSTEM

Ownership interest	100%
Location	Carajás, State of Pará, Brazil.
Operator	Vale S.A.
Mining complexes

Three mining complexes and one greenfield mineral project:

- Serra Norte (three main mining areas and three beneficiation plants).

- Serra Sul (one main mining area and one beneficiation plant).

- Serra Leste (one mining area and one beneficiation plant).

- Serra do Rabo mineral project.

Mineral titles(1)	Mining concessions with no expiration date. Area: Serra Norte: 30,000 ha, Serra Leste: 9,915 ha and Serra Sul: 98,910 ha, which includes the Serra do Rabo mineral project.
Stage/ Operations

The three following complexes are in production stage: Serra Norte has been operating since 1984, Serra Sul since 2016 and Serra Leste since 2014.

Serra do Rabo mineral project is at Exploration Stage - FEL 2 (Pre-feasibility) technical study ongoing.

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

More details regarding specific permitting and licensing risks for Serra Sul and Serra Norte can be found in the risks section of respective Technical Report Summary.

Mine types and mineralization styles

Open pit mining operations with high grade hematite ore type (iron grade around 66%) for Serra Norte, Serra Sul and Serra Leste. In Serra Leste there is also a minor amount of Itabirite material (iron grade of 35-60%). Serra Norte also employs the dredge method in the Gelado dam with iron ore tailings (grade around 63%).

The Serra do Rabo project consists of high-quality hematite ore, designed to be mined using the open pit mining method.

VALE ANNUAL REPORT FORM 20-F | 43

Table of Contents	Lines of Business

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

Other facilities: Waste and tailings disposal structures in Serra Norte and waste disposal structures in Serra Sul and Serra Leste.

Logistics: Carajás railroad (EFC) transports the iron ore to the Ponta da Madeira maritime terminal in the Brazilian state of Maranhão. Serra Leste iron ore is transported by trucks from the mine site to EFC railroad. The Serra Sul ore is shipped via a 101-kilometer-long railroad spur to the EFC railroad.

Energy: Supplied through the national electricity grid. Energy produced by power plants owned by joint ventures and consortiums in which we have a stake. Energy is directly supplied through consortiums or acquired through power purchase agreements when applicable.

We expect Serra do Rabo project to use the extension of infrastructure already available in the region as an extension.

(1) Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 44

Table of Contents	Lines of Business

SOUTHEASTERN SYSTEM

Ownership interest	100%.
Location	Iron Quadrangle, State of Minas Gerais, Brazil.
Operator	Vale S.A.
Mining complexes

Three mining complexes:

- Itabira (two mines, with three major beneficiation plants).

- Minas Centrais (two mines, with two major beneficiation plants and one secondary plant).

- Mariana (four mines, with four major beneficiation plants).

Mineral titles(1)	Mostly mining concessions with no expiration date. Area involved: Itabira: 8,344 ha, Minas Centrais: 10,428 ha and Mariana: 9,687 ha.
Stage/ Operations	All the complexes are in production stage. Itabira has been operating since 1957, Minas Centrais since 1994 and Mariana since 1976.
Key permit conditions

We have or expect to obtain in a timely manner the necessary permits for operations.

We are in the process of obtaining or renewing (i) certain environmental permits, including permits relating to protective buffer approval for caves and dams and (ii) waste and tailings storage facilities permit.

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

Other facilities: Waste and tailings disposal structures in all complexes. Sand treatment and logistic structures at Minas Centrais Complex.

Logistics: EFVM railroad connects these mines to the Tubarão port.

Energy: Supplied through the national electricity grid. Energy produced by power plants owned by joint ventures and consortiums in which we have a stake. Energy is directly supplied through consortiums or acquired through power purchase agreements when applicable.

(1) Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 45

Table of Contents	Lines of Business

SOUTHERN SYSTEM

Ownership interest	100%
Location	Iron Quadrangle, State of Minas Gerais, Brazil.
Operator	Vale S.A.
Mining complexes	Two mining complexes: - Vargem Grande (five mines and five major beneficiation plants). - Paraopeba (five mines and three major beneficiation plants).
Mineral titles(1)	Mostly mining concessions with no expiration date. Area involved: Vargem Grande: 6,507 ha, Paraopeba: 9,361 ha.
Stage/ Operations	All the complexes are in production stage. Vargem Grande has been operating since 1942 and Paraopeba since 2003.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations. We are in the process of obtaining or renewing (i) certain environmental permits, including permits relating to protective buffer approvals for caves for caves and dams and (ii) waste and tailings storage facilities permits. For information about environmental licensing, particularly with respect to caves, see Information on the Company—Regulatory Matters—Environmental Regulations—Protection of Caves and Information on the Company—Regulatory Matters—Brazilian Regulation of Mining Dams.
Mine types and mineralization styles	Open pit mining operations with high ratios of itabirite ore relative to hematite ore type. Itabirite ore type has iron grade of 35-60%. Part of the ore is concentrated to achieve shipping grade and part is shipped and blended in Asia with the high-grade ore from our Northern System.
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

Energy: Supplied through the national electricity grid. Energy produced by power plants owned by joint ventures and consortiums in which we have a stake. Energy is directly supplied through consortiums or acquired through power purchase agreements when applicable.

(1) Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 46

Table of Contents	Lines of Business

1.1.2	Iron ore production

The following table sets forth information about our iron ore production.

		Production for the year ended December 31,			Process recovery 2025(2)(%)
		(million metric tons)
Mine/Plant	Type	2025(1)	2024(1)	2023(1)
Southeastern System
Itabira	Open pit	25.2	29.8	29.2	50.8
Minas Centrais	Open pit	30.2	23.3	22.1	61.2
Mariana	Open pit	28.4	24.9	25.7	86.2
Southeastern System – total		83.7	78.1	77.0	66.6
Southern System
Vargem Grande	Open pit	36.0	33.7	36.7	70.3
Paraopeba	Open pit	15.0	14.5	11.5	80.0
Southern System – total		51.0	48.2	48.2	73.2
Northern System
Serra Norte	Open pit	78.1	87.6	91.3	98.6
Serra Leste	Open pit	6.0	5.1	5.7	100.0
Serra Sul	Open pit	86.0	83.0	75.0	100.0
Northern System - total		170.2	175.7	172.0	99.3
Own production		304.9	302.0	297.2	85.9
Third-party purchases		31.2	25.7	24.0
Total		336.1	327.7	321.2	85.9

(1) Production figures include third-party ore purchases, run-of-mine and feed for pelletizing plants.

(2) Percentage of the run-of-mine recovered in the beneficiation process. Process recovery figures do not include third-party ore purchases.

VALE ANNUAL REPORT FORM 20-F | 47

Table of Contents	Lines of Business

1.1.3	Individual property disclosure

We consider Serra Norte and Serra Sul Complexes to be material properties, for purposes of Item 1300 of Regulation S-K (S-K 1300).

There have been no material changes in the reported reserves or resources or in the material assumptions and information since the last technical report summary filed for Serra Sul. With respect to the Serra Norte operations, there have been material changes in the reported reserves and resources and we are filling an updated technical report summary as Exhibit 96.1 to this annual report.

1.1.3.1	Serra Norte

Property Description

The Serra Norte mining complex is a production stage property, part of our Northern System, located in the municipality of Parauapebas, state of Pará, in the North region of Brazil. The property consists of five orebodies (N1, N2, N3 (projects), N4, N5 (operational mines) and Gelado tailings dam. The property has approximate coordinates 587,140E, 9,331,790N using the UTM SAD 69 (Universal Transverse Mercator – South American Datum 1969) coordinate system. Central mass point coordinates of the Serra Norte mines are presented below:

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

VALE ANNUAL REPORT FORM 20-F | 48

Table of Contents	Lines of Business

Infrastructure

Various services are available approximately 50 km east of the complex in Parauapebas (with an estimated population of 267,836, estimated as of 2022). A greater range of general services is available at the state capital of Belém, located approximately 770 km to the northeast. Electric power is provided through Brazil’s national electricity production and transmission system. Dewatering boreholes provide a source of water that is used for dust control, washing floors and equipment. An on-site treatment plant treats borehole water for potable use. Process makeup water is sourced from the Gelado and Pera dams. Infrastructure at the complex includes a tailings storage facility, three processing plants, ore stockpiles, waste rock dumps, maintenance workshops, an assay laboratory, administration offices, and a clinic. Personnel reside mainly in the urban center of Carajás and the city of Parauapebas.

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

Mineral rights

We have a mining concession for Serra Norte operations, under ANM Mineral Right number 813.682/1969, that covers an area of 30,000.00 ha, with no expiration date. This mineral right is part of a group of permits referred to as “Grupamento Mineiro” (number 852.145/1976), which includes mining concessions from the Carajás region, such as mining concessions of operations of Serra Sul and Serra Leste. For Gelado Tailings Dam mine operation the Economic Evaluation Plan (PAE) was approved by the ANM.

Surface rights

Surface rights are independent of mineral rights in Brazil. Serra Norte is located entirely within the National Forest of Carajás and Gelado Tailings Dam is located within National Forest of Carajás and Igarapé Gelado Environmental Protection, therefore these surfaces belong to the Federal Government. We have the required licenses and authorizations from the IBAMA and the Chico Mendes Institute for Biodiversity Conservation (ICMBIO) to operate in these areas. There are no associated payments related to surface rights.

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

The current life-of-mine plan runs from 2025 through 2045. The mine plan involves opening new mining areas for extraction at the N1, N2, and N3 orebodies. Additionally, Plant 1 is undergoing a conversion to a 100% dry processing, which is expected to be completed between 2026 and 2027.

VALE ANNUAL REPORT FORM 20-F | 49

Table of Contents	Lines of Business

Asset details and modernization

Serra Norte mines have been operating since 1984 and being expanded laterally and in depth, with simultaneous mining of more mineral bodies. Consequently, the average haulage distance is increasing. Crushers were implemented for the run-of-mine (ROM) in the pits with conveyor belts, to reduce the haulage distance. In addition, we have reduced our cost by implementing the Trolley project and increasing the use of autonomous trucks. Also, there are projects under study for the implementation of semi-mobile crushers with conveyor belts for the waste. In regions where is a needed vibration control in rock blasting, surface miners are used.

Total property book value

The book value of the Serra Norte mining complex and its associated plant and equipment was US$3,323 million as of December 31, 2025, not including shared infrastructure assets such as ports and railways.

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

Encumbrances and permitting requirements

We hold an operating license, which authorizes the exploitation of the N4 and N5 orebodies, including exploration, mining, and processing activities. The license is valid through February 2035.

There are no material encumbrances for Serra Norte Operations.

Mineral resources

The database used for geological modelling and to estimate the grades is composed of chemical assays of Fe, SiO2, P, Al2O3, Mn, CaO, TiO2, MgO, and LOI. These elements were assayed in different size distribution fractions.

The geological models (N1, N2, N3, N4 and N5) were created using implicit modelling, differentiating the lithological domains based on the chemical, granulometric, and/or mineralogical continuity.

Grade interpolation uses multivariate estimation methods by Ordinary Co-Kriging based on Intrinsic Correlation Models (ICM). The estimate is attributed to the lithological domains using the hard boundary principle, which means blocks belonging to a domain can be estimated only with samples from the same domain. Blocks estimates were validated using industry standard validation techniques.

Classification of blocks was assigned according to Risk Index methodology which combines orebody continuity and estimation error. Subsequently, this automated classification was compared with a regular geometric classification method to better assess the classification.

Mineral resources were constrained within an optimized conceptual pit shell. The resulting pit limits were evaluated for reasonableness, considering economic assumptions, geotechnical slope criteria based on lithology, as well as environmental and infrastructure constraints, including the locations of processing facilities and tailings storage areas.

The geological model of the Gelado tailings dam was developed using ore and waste wireframes surfaces created from the drill hole database and topographic surface. Grade estimation was performed using inverse distance squared (IDS) and ordinary kriging (OK) for all variables (Fe, Al₂O₃, LOI, Mn, P, and SiO₂). The resource estimation approach considers drill hole spacing, confidence in tailings interpretation, representativeness of the available assay data, and estimation/quality performance parameters.

VALE ANNUAL REPORT FORM 20-F | 50

Table of Contents	Lines of Business

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. All disclosure of mineral resources is exclusive of mineral reserves.

Serra Norte - Summary of Iron Ore Mineral Resources as of December 31, 2025 (1)(2)(6)
Category	2025(3)		2024(3)		Cut-off grade	Metallurgical recovery(5)
	Tonnage	Grade	Tonnage	Grade
Measured	846.4	66.5	694.3	66.6	N/A(4)	97.3%
Indicated	505.1	65.9	598.6	66.1
Measured + Indicated	1,351.5	66.3	1,292.8	66.4
Inferred	302.7	66.2	425.3	66.4

(1) The mineral resource prospects of economic extraction (N4W, N4E and N5 mines, Gelado tailings dam operation, and N1, N2, N3 projects) were determined based on a long-term price of US$92.3/dmt for 62% iron grade.

(2) Resources reported on a 100% basis, as operations are entirely owned by us.

(3) Tonnage stated as metric million tons inclusive of 7.8% of moisture content and dry %Fe grade except for the ore from Gelado tailings dam, which is on a dry basis. The point of reference used is in situ tons except for Gelado tailings dam.

(4) The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block model.

(5) Metallurgical recovery for in-situ material is 100% and for Gelado tailings material is approximately 50%. The Gelado tailings dam tonnage represents 5.6% of Serra Norte mineral resources.

(6) Numbers have been rounded.

Mineral reserves

Mineral reserves were estimated using measured and indicated mineral resources as the basis for conversion to proven and probable categories.

The pit optimization to generate the economic pit shell was based on industry standard Lerch–Grossman algorithm. No economic cut-off grade was applied to the mineral reserve because the average grade of the resource is 66% Fe.

The disclosed mineral reserves for Serra Norte include the Gelado tailings dam. This material consists of tailings accumulated since the commencement of operations at Serra Norte. The reserves are economically reclaimed primarily through dredging activities.

Capital and operating cost estimates were prepared based on recent operating performance and the current operating budget. Price curves were consolidated by our marketing team, which are based on a market price model using the price consensus of the bank analysts and include considerations for client preferences, offer and demand of transoceanic iron ore, bonuses, and penalties for deleterious components.

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources.

Serra Norte – Summary of Iron Mineral Reserves as of December 31, 2025 (1)(2)(6)
Category	2025(3)		2024(3)		Cut-off grade	Metallurgical recovery(5)
	Tonnage	Grade	Tonnage	Grade
Proven	374.0	65.0	292.4	65.4	N/A(4)	96.7%
Probable	1,138.3	64.5	1,275.5	64.7
Total	1,512.3	64.6	1,567.9	64.8

(1) The mineral reserve economic viability (N4W, N4E and N5 mines, Gelado tailings dam operation, and N1, N2, N3 projects) was determined based price curve with the long-term price being US$84.3/dmt for 62% iron grade.

(2) Reserves reported on an 100% basis, as operations are entirely owned by us.

(3) Tonnage stated as metric million tons inclusive of 7.5% of moisture content and dry %Fe grade except for Gelado tailings dam material, which is on a dry basis. The point of reference used is in situ metric tons except for Gelado tailings dam.

(4) The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block.

(5) Metallurgical recovery for in-situ material is 100% and for Gelado tailings dam material is approximately 50%. The Gelado tailings dam tonnage represents 6.4% of Serra Norte mineral reserves.

(6) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 51

Table of Contents	Lines of Business

1.1.3.2	Serra Sul

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

Infrastructure

The nearest city to the mine complex is Canaã dos Carajás (located 50 km from the operations, with an estimated population of 77,079, as of 2022). Electric power is provided to the mines through Brazil’s national electricity production and transmission system. Water is sourced from permitted dewatering wells and water catchments across the site and is used for industrial and domestic purposes. Infrastructure at the complex includes the open pit mine, waste dumps, processing plant, a complete maintenance workshop facility, an assay and quality control laboratory, offices, and an ambulatory. As the plant is a 100% dry processing, a tailings storage facility is not necessary for Serra Sul. Personnel reside mainly in the urban center of Canaã dos Carajás.

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

VALE ANNUAL REPORT FORM 20-F | 52

Table of Contents	Lines of Business

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

Surface Rights

Surface rights are independent of mineral rights in Brazil. Serra Sul is located entirely within the National Forest of Carajás, therefore this surface belongs to the Brazilian Federal Government. We have the required licenses and authorizations from IBAMA and ICMBIO to operate in these areas. There are no associated payments related to surface rights.

Current, planned, future mining plans

Mining at Serra Sul is operated by open pit mining. There are four mobile crushing systems working in conjunction with conveyor belts that move along the benches as the mining face advances in favorable zones. Where belt systems are not feasible, the mine uses traditional truck-shovel methods for extraction of ore and waste. The mine and processing plant at Serra Sul has a nominal annual capacity of 90 Mtpy. We are currently working on projects to increase this capacity to 120 Mtpy. Additional mining areas are being assessed at Serra Sul to maintain and expand the complex’s production capacity.

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

Total property book value

The book value of the Serra Sul mining complex and its associated plant and equipment was US$6,047 million as of December 31, 2025, not including shared infrastructure assets such as ports and railways.

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

Encumbrances and permitting requirements

We hold an operating license for mining, expansions, processing, and infrastructure. The operating license is valid through December 9, 2026.

There are no material encumbrances for Serra Sul Operations.

VALE ANNUAL REPORT FORM 20-F | 53

Table of Contents	Lines of Business

Mineral resources

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. We do not consider this change to be material. All disclosure of mineral resources is exclusive of mineral reserves.

Serra Sul – Summary of Iron Ore Mineral Resources as of December 31, 2025 (1)(2)(5)
Category	2025(3)		2024(3)		Cut-off grade	Metallurgical recovery
	Tonnage	Grade	Tonnage	Grade
Measured	443.3	65.5	516.2	66.1	N/A(4)	100%
Indicated	261.1	64.4	380.9	64.8
Measured + Indicated	704.4	65.1	897.1	65.6
Inferred	100.6	64.6	115.6	64.6

(1) The mineral resource prospects of economic extraction of S11C and S11D orebodies were determined based on a long-term price of US$92.3/dmt for 62% iron grade.

(2) The resources reported on an 100% basis, as operations are entirely owned by us.

(3) Tonnage stated as metric million tons inclusive of 6.7% of moisture content and dry %Fe grade. The point of reference used is in situ metric tons.

(4) The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block model.

(5) Numbers have been rounded.

Mineral reserves

For a discussion of the changes from the previous fiscal year, see Information on the Company–Reserves and Resources. We do not consider this change to be material.

Serra Sul - Summary of Iron Ore Mineral Reserves as of December 31, 2025 (1)(2)(5)
Category	2025(3)		2024(3)		Cut-off grade	Metallurgical recovery
	Tonnage	Grade	Tonnage	Grade
Proven	1,416.1	65.5	1,401.6	65.8	N/A(4)	100%
Probable	2,189.0	65.2	2,000.0	65.2
Total	3,605.1	65.3	3,401.6	65.4

(1) The mineral reserve economic viability of S11C and S11D orebodies was determined based price curve with the long-term price being US$84.3/dmt for 62% iron grade.

(2) The reserves reported on an 100% basis, as operations are entirely owned by us.

(3) Tonnage stated as metric million tons inclusive of 6.8% of moisture content and dry %Fe grade. The point of reference used is in situ metric tons.

(4) The economic cut-off grade was not applied, as it is lower than the values estimated in the mineralized portion of the block model.

(5) Numbers have been rounded.

1.1.4	Iron ore agglomerate operations
1.1.4.1	Iron ore pellets operations

We produce iron ore pellets in Brazil and Oman, directly and through joint ventures, as set forth in the table below. Our total estimated nominal capacity is 58.8 Mtpy, including the full capacity of our pelletizing plants in Oman, our joint ventures and Tubarão, Fábrica, Vargem Grande and São Luis, but not including the capacity of plants owned by our joint venture Samarco.

VALE ANNUAL REPORT FORM 20-F | 54

Table of Contents	Lines of Business

IRON ORE PELLETS OPERATIONS

VALE ANNUAL REPORT FORM 20-F | 55

Table of Contents	Lines of Business

	TUBARÃO	FÁBRICA	VARGEM GRANDE	SÃO LUIS
Ownership interest(1)	– Vale Tubarão VIII (100% owned by Vale) – Itabrasco (50.9% owned by Vale) – Hispanobras (50.9% owned by Vale) – Kobrasco (50% owned by Vale) – Two Nibrasco plants (51% owned by Vale)	100% owned by Vale	100% owned by Vale	100% owned by Vale
Location	State of Espírito Santo, Brazil	State of Minas Gerais, Brazil	State of Minas Gerais, Brazil	State of Maranhão, Brazil
Operator	Vale S.A.	Vale S.A.	Vale S.A.	Vale S.A.
Capacity (Mtpy)	30.8(2)	4.5	7.0	7.5
Operations	One wholly owned pellet plant (Tubarão VIII) and five leased plants (Itabrasco, Hispanobras, Kobrasco and two Nibrasco plants). These plants receive iron ore primarily from our Southeastern System mines.	Part of the Southern System. Receives iron ore from the Paraopeba complex and purchases from third-parties. Since February 2019, Fabrica operations are suspended.	Part of the Southern System. Receives iron ore from the Vargem Grande complex.	Part of the Northern System. Receives iron ore from the Carajás mines.
Energy	Supplied through the national electricity grid. Energy produced by power plants owned by joint ventures and consortiums in which we have a stake. Energy is directly supplied through consortiums or acquired through power purchase agreements when applicable.	Supplied through the national electricity grid. Energy produced by power plants owned by joint ventures and consortiums in which we have a stake. Energy is directly supplied through consortiums or acquired through power purchase agreements when applicable.	Supplied through the national electricity grid. Energy produced by power plants owned by joint ventures and consortiums in which we have a stake. Energy is directly supplied through consortiums or acquired through power purchase agreements when applicable.	Supplied through the national electricity grid. Energy produced by power plants owned by joint ventures and consortiums in which we have a stake. Energy is directly supplied through consortiums or acquired through power purchase agreements when applicable.
Logistics	Production is shipped to customers through our Tubarão maritime terminal.	Production is mostly transported by MRS and EFVM.	Production is mostly transported by MRS.	Production is shipped to customers through our Ponta da Madeira maritime terminal.

(1) The operating lease for the Hispanobras pellet plant expires in December 2026, for the Itabrasco pellet plant in June 2027, for the Nibrasco pellet plant in December 2028, and for the Kobrasco pellet plants in August 2033.

(2) Our environmental operating licenses for the Tubarão pellet plants provide for a capacity of 36.2 Mtpy.

VALE ANNUAL REPORT FORM 20-F | 56

Table of Contents	Lines of Business

OMAN

VALE OMAN PELLETIZING COMPANY LLC (VOPC)
Ownership interest	100% stake
Location	Sohar, Oman
Operator	Vale S.A.
Capacity (Mtpy)	9.0
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

1.1.4.2	Iron ore pellets production

The following table sets forth information about our main iron ore pellet production.

	Production for the year ended December 31,
	(million metric tons)
Operator	2025	2024	2023
Blast Furnace Pellets	16.1	18.9	19.4
Direct Reduction Pellets	15.2	18.0	17.1
Total(1)	31.4	36.9	36.5

(1) These figures correspond to 100% production from our pellet plants in Oman, Vargem Grande, São Luis and Tubarão, considering the five pellet plants we lease in Brazil and are not adjusted to reflect our ownership.

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

VALE ANNUAL REPORT FORM 20-F | 57

Table of Contents	Lines of Business

1.1.5	Iron ore strategy

Our key priorities for Iron Ore Solutions are to recover production and operational flexibility, build sustainable solutions and optimize our product portfolio by increasing the supply of high-quality products:

Recovering production and operational flexibility

Our goal is to achieve an overall production ranging from 335 to 345 Mtpy by 2026. In the Northern System, our plan is to increase high-quality volumes in with new low-cost assets, ramping up and opening new mining fronts and enhancing assets performance. In the Southeastern System, we are developing solutions to increase our pellet feed production, developing tailings filtration facilities and dry stacking.

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

Building sustainable solutions

We continue to invest in solutions to reduce our reliance on new dams and dam raisings. In 2025, we reached an approximate 68.5% share of dry processing production compared to 40% in 2014. Once we reach 360 Mtpy in capacity, a target expected by 2030, and complete the implementation of other related projects, including the production increase in the Capanema project start-up, and dry concentration facilities, we expect to have only approximately 15% of our production based on tailings disposal in dams build in a single step or raised by center line or downstream method.

In order to treat the tailings from wet processing, we are investing in tailings filtration systems to allow the reduction of disposal of tailings in dams and also to operate certain mines and plants without using tailings dams. We have announced an estimated investment of US$3,056 million between 2018 and 2034 in some of our sites, including Vargem Grande Complex, Itabira Complex and Brucutu, to be operated with tailings filtration systems and dry stacking tailings disposal, which consists of filtering and stacking of partially dewatered tailings, reducing our reliance on tailings dams. In 2025, we invested US$112 million in tailings filtration system and dry stacking tailings disposal.

In 2023, we created Agera, a subsidiary to develop and expand our sustainable sand business. We process and allocate the sand produced from tailings resulting from our iron ore operations in the state of Minas Gerais. This product began production in 2021 after seven years of research, and serves as an alternative to sand extracted from the environment. Since its inception, approximately 3.8 million tons have been supplied to the construction sector, such as in the composition of concrete, mortar and paving.

Optimizing product portfolio by increasing the supply of higher-quality products and developing innovative solutions for the decarbonization of steel industry

In the iron ore business, we will continue to promote the Brazilian Blend Fines (BRBF), a standard product with silica (SiO2) content limited to 5% and lower alumina (1.5%), which offers strong performance in any kind of sintering operation. We produce BRBF by blending fines from Carajás ores and Southern and Southeastern ores, which are complementary ores for our blending strategy. BRBF is produced in our Teluk Rubiah Maritime Terminal in Malaysia and in sixteen (16) ports in China. This process reduces the time needed to reach Asian markets and increases our distribution capillarity by allowing the use of smaller vessels. Our blending strategy also enables the use of iron ore with lower iron content from the Southern and Southeastern Systems, allowing more efficient mining plans and increasing the use of dry processing methods, which in turn reduce capital expenditures, extend the life of our mines, reduce use of dams, and reduce water consumption by our operations: a key flexibility to cope with the short-term challenges.

VALE ANNUAL REPORT FORM 20-F | 58

Table of Contents	Lines of Business

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

In 2025, China accounted for 63% of our iron ore and iron ore pellet shipments, and Asia as a whole accounted for 80%, Brazil accounted for 11%, Europe accounted for 4% followed by the Middle East with 2% and others with 3%. Our ten largest customers collectively purchased 114.0 million metric tons of iron ore and iron ore pellets from us, representing 36.3% of our 2025 iron ore and iron ore pellet sales volumes and 35.8% of our total iron ore and iron ore pellet revenues. In 2025 and 2024, no customer individually represented 10% or more of our revenue. In 2023, one customer individually represented 10% of our revenue.

Of our 2025 pellet production, 51.3% was blast furnace pellets and 48.7% was direct reduction pellets. Blast furnace and direct reduction are different technologies employed by steel mills to produce steel, each using different types of pellets. In 2025, the Brazilian markets and the Asian market (mainly Japan) were the primary markets for our blast furnace pellets, while the Middle East and Europe were the primary markets for our direct reduction pellets.

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

VALE ANNUAL REPORT FORM 20-F | 59

Table of Contents	Lines of Business

In 2025, we structured hedge operations to mitigate part of our total exposure for 2025 and 2026 to bunker prices used in maritime freight, aligned with the logistical needs associated with our FOB and CFR sales, both international and domestic.

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

•	We are competitive in the Asian market for two main reasons. (1) First, steel companies generally seek to obtain the types (or blends) of iron ore and iron ore pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, in addition to its high-grade, the alumina content of our iron ore is very low compared to Australian ores, reducing consumption of coke and increasing productivity in blast furnaces, which is particularly important during periods of high demand and environmental restrictions. When market demand is strong, our quality differential generally becomes more valuable to customers. (2) Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and iron ore pellets. Our ownership and operation of logistics facilities in the Northern and Southeastern Systems help us ensure that our products are delivered on time and at a relatively low cost.
•	We rely on long-term contracts of affreightment to secure transport capacity and enhance our ability to offer our products in the Asian market at competitive prices on a CFR basis, despite higher freight costs compared to Australian producers.
•	To support our commercial strategy for our iron ore business, we operate two distribution centers, one in Malaysia and one in Oman and we have long-term agreements with 22 ports in China, which also serve as distribution centers.
•	In 2015, we launched the Brazilian blend fines (BRBF), a product resulting from blending fines from Carajás, which contain a higher concentration of iron and a lower concentration of silica in the ore, with fines from the Southern and Southeastern Systems, which contain a lower concentration of iron in the ore. In August 2018, Metal Bulletin launched a new index, the 62% Fe low-alumina index, which is based on our BRBF. During 2025, the 62% Fe low-alumina index traded with a premium of US$0.77 per dmt over the 62% Fe index. The resulting blend offers strong performance in any kind of sintering operation. It is produced in our Teluk Rubiah Maritime Terminal in Malaysia and in the seventeen distribution centers in China, which reduces the time to reach Asian markets and increases our distribution capillarity.

Europe. Our main competitors in the European market are Luossavaara Kiirunavaara AB (LKAB), ArcelorMittal Mines Canada Inc., Iron Ore Company of Canada, a subsidiary of Rio Tinto, Kumba Iron Ore Limited and Société Nationale Industrielle et Miniére. We are competitive in the European market for the same reasons as in Asia, and due to the proximity of our port facilities to European customers.

Brazil. The Brazilian iron ore market is also competitive and includes several small iron ore producers. Some steel companies, including Gerdau S.A., Companhia Siderúrgica Nacional, Vallourec Tubos do Brasil S.A., Usiminas and Arcelor-Mittal, also have iron ore mining operations. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high quality ore and technical services make us a strong competitor in the Brazilian market. With respect to pellets, our major competitors are LKAB, Iron Ore Company of Canada, Ferrexp Plc, Arcelor-Mittal Mines Canada, Samarco and Bahrain Steel.

VALE ANNUAL REPORT FORM 20-F | 60

Table of Contents	Lines of Business
1.2 Logistics and energy assets to support Iron Ore Solutions operations
1.2.1	Railroads

Vitória a Minas railroad (Estrada de Ferro Vitória a Minas – EFVM). EFVM railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais to the Tubarão port, in Vitória, in the Brazilian state of Espírito Santo.

•	We operate this 905-kilometer railroad under a concession agreement, which was recently renewed and will expire in 2057. For more information regarding the concession agreement, see Information on the Company—Regulatory Matters—Regulation of Other Activities.
•	The EFVM railroad consists of two lines of track extending for 584 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are in this area and major agricultural regions are also accessible to it.
•	VLI S.A. (VLI) has rights to purchase railroad transportation capacity on our EFVM railroad.
•	In 2025, the EFVM railroad transported 96,716 thousand metric tons of iron ore and 19,673 thousand metric tons of other cargo. The EFVM railroad also carried approximately 864,870 thousand passengers in 2025. In 2025, we had a fleet of 315 locomotives and 14,116 wagons at EFVM, which were operated by us and third parties.

Carajás railroad (Estrada de Ferro Carajás – EFC). EFC railroad links our Northern System mines in the Carajás region in the Brazilian state of Pará to the Ponta da Madeira maritime terminal, in São Luis, in the Brazilian state of Maranhão.

•	We operate the EFC railroad under a concession agreement, which was recently renewed and will expire in 2057. For more information regarding the concession agreement, see Information on the Company—Regulatory Matters—Regulation of Other Activities.
•	EFC extends for 892 kilometers from our Carajás mines to our Ponta da Madeira maritime terminal complex facilities. Its main cargo is iron ore, principally carried for us. Industrial manufacturers and major agricultural regions are also in this area, and EFC also gives access to the Itaqui Port (São Luis/MA), a public infrastructure.
•	VLI has rights to purchase railroad transportation capacity on our EFC railroad.
•	In 2025, the EFC railroad transported 175,773 thousand metric tons of iron ore and 17,411 thousand metric tons of other cargo. EFC also carried 419 thousand passengers in 2025. EFC supports the largest train, in terms of capacity, in Latin America, which measures approximately 3.4 kilometers, weighs approximately 41.5 thousand gross metric tons when loaded and has 330 cars. In 2025, EFC had a fleet of 295 locomotives and 21,732 wagons, which were operated by us and third parties.

The principal items of cargo of the EFVM and EFC railroads are:

•	Iron ore and iron ore pellets and manganese ore, carried for us and customers;
•	Steel, coal, pig iron, limestone and other raw materials carried for customers with steel mills located along the railroad;
•	Agricultural products, such as soybeans, soybean meal and fertilizers; and
•	Other general cargo, such as pulp, fuel and chemical products.

We charge market prices for customer freight, including iron ore pellets originating from joint ventures and other enterprises in which we do not have a 100% equity interest. Market prices vary based on the distance traveled, the type of product transported and other criteria, subject to price caps set forth in the relevant concession agreements and are regulated by the Brazilian National Land Transportation Agency (ANTT).

VALE ANNUAL REPORT FORM 20-F | 61

Table of Contents	Lines of Business
1.2.2	Ports and maritime terminals

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

•	The iron ore maritime terminal has two piers. From this terminal in the Tubarão port, we export mostly iron ore produced from our Southeastern System. The iron ore maritime terminal has a storage yard with a capacity of 2.9 million metric tons. In 2025, 80.9 million metric tons of iron ore and iron ore pellets were shipped through the terminal for us.
•	Pier I can accommodate two vessels at a time, one of up to 170,000 deadweight tonnage (DWT) on the southern side and one of up to 210,000 DWT on the northern side. In Pier I there are two ship loaders, which can load up to 13,500 metric tons per hour each.
•	Pier II can accommodate one vessel of up to 405,000 DWT at a time, limited to 23 meters draft. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour continuously.
•	The Terminal de Produtos Diversos handled 5.9 million metric tons of grains and fertilizers in 2025. VLI has the right to purchase capacity of the Terminal de Produtos Diversos, upon agreement with us on volume.
•	The Terminal de Granéis Líquidos handled 0.7 million metric tons of fuel in 2025. VLI has the right to purchase capacity of the Terminal de Granéis Líquidos, upon agreement with us on volume.
•	The Praia Mole port is also located in the Brazilian state of Espírito Santo. The Praia Mole terminal is principally a coal terminal and handled 10.2 million metric tons of coal and other related cargo in 2025. VLI has the right to purchase capacity of the Praia Mole terminal, upon agreement with us on volume.

We operate the Tubarão and Praia Mole Ports under an authorization contract valid until 2039, extendable for successive periods, regulated and supervised by the National Waterway Transport Agency (ANTAQ).

Ponta da Madeira maritime terminal. Our Ponta da Madeira maritime terminal is in the Brazilian state of Maranhão.

•	Pier I can accommodate vessels of up to 420,000 DWT and has a maximum loading rate of 16,000 metric tons per hour. Pier III, which has two berths and three ship loaders, can accommodate vessels of up to 330,000 DWT at the south berth and 180,000 DWT at the north berth (or one vessel of up to 210,000 DWT at the south berth and one vessel of up to 180,000 DWT at the north berth simultaneously), subject to tide conditions, and has a maximum loading rate of 8,000 metric tons per hour in each ship loader. One of the ship loaders is dedicated to the south berth (P3 South), another to the north berth (P3 North), and the third can operate at both berths as needed.
•	Pier IV (south berth) is able to accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 metric tons per hour.
•	In 2018, we received from the Brazilian tax authorities, the customs authorization for the operations of Pier IV (north berth). Cargo shipped through our Ponta da Madeira maritime terminal consists of the Northern System production of iron ore and pellets. Pier IV (north berth) can accommodate vessels of up to 420,000 DWT and have two ship loaders that work alternately with a maximum loading rate of 16,000 metric tons per hour.

VALE ANNUAL REPORT FORM 20-F | 62

Table of Contents	Lines of Business
•	In 2025, 172.4 million metric tons of iron ore and pellets were shipped through the terminal. The Ponta da Madeira maritime terminal has a storage yard with a static capacity of 5.4 million metric tons during the rainy season and 6.2 million metric tons during the dry season.
•	We operate the Ponta da Madeira maritime terminal under an authorization contract valid until 2039, extendable for successive periods, regulated and supervised by ANTAQ.

Itaguaí maritime terminal – Cia. Portuária Baía de Sepetiba (CPBS). From this terminal we mostly export iron ore from our Southern system. CPBS is a subsidiary of Vale that operates a leased terminal from Cia Docas do Rio de Janeiro at the Port of Itaguaí, in the municipality of Itaguaí, in the state of Rio de Janeiro. The terminal is leased from Companhia Docas do Rio de Janeiro until 2026, with a proposal for an extension for more 25 years, currently under analysis by the Ministry of Ports and Airports, federal regulatory agency, Port Authority and TCU. Itaguaí port terminal has a pier with one berth that allows the loading of ships up to 17.8 meters of draft and approximately 200,000 DWT of capacity. In 2025, the terminal loaded 16.7 million metric tons of iron ore.

Guaíba Island maritime terminal. From this terminal we export mostly iron ore from our Southern system. We operate the terminal in Mangaratiba, on Guaíba Island, in the state of Rio de Janeiro. The iron ore terminal has a pier with two berths that allows the loading of ships of up to 350,000 DWT. In 2025, the terminal loaded 31.3 million metric tons of iron ore. We operate the Guaíba Island maritime terminal under an authorization contract until 2039, extendable for successive periods, regulated and supervised by ANTAQ.

Oman. Vale Oman Distribution Center LLC is part of the Oman Industrial Complex and operates a blending and distribution center in Sohar, Sultanate of Oman. The maritime terminal has a large deep-water jetty, a 600-meter long platform connected to the shore by means of a 700-meter long trestle and is integrated with a storage yard that has throughput capacity to handle 40 Mtpy of iron ore and iron ore pellets per year. In 2025, the maritime terminal unloaded 12.9 million metric tons of iron ore and loaded 11.9 million metric tons of iron ore.

Malaysia. Teluk Rubiah Maritime Terminal is in the Malaysian state of Perak and has a pier with two berths that allows the unloading of vessels of approximately 400,000 DWT and the loading of vessels up to 220,000 DWT of capacity. In 2025, the terminal unloaded 19.3 million metric tons of iron ore and loaded 19.2 million metric tons of iron ore.

Shipping – Maritime shipping of iron ore and pellets

In 2025, we shipped approximately 306 million metric tons of iron ore and pellets in transactions in which we were responsible for transportation. We ship a large amount of our iron ore products through long-term contracts of affreightment with owners of very large ore carriers (VLOCs). The vessels employed under these contracts of affreightment reduce energy consumption and greenhouse gas emissions by carrying a large amount of cargo in a single voyage, reducing our carbon footprint and offering lower shipping costs. The majority of these vessels are efficient and modern Valemax (400,000 DWT) and Guaibamax (325,000 DWT) vessels, which carried approximately 148 million metric tons of iron ore products in 2025. These vessels also help us mitigate most of the volatility of the capesize spot market.

Considering the International Maritime Organization (IMO) regulation that limits global sulfur emissions to 0.5%, which became effective in January 2020, we negotiated the fitting of scrubbers on the majority of the vessels employed under long-term contracts of affreightment. These scrubbers allow such vessels to continue bunkering high-sulfur fuel oil, while complying with the new regulation. Since 2021, 97% of the vessels employed under our long-term contracts of affreightment are scrubber-fitted.

1.2.3	Energy

We have our energy investments based on the current and projected energy needs of our operations, with the goal of reducing our energy costs, minimizing the risk of energy shortages and meeting our consumption needs through renewable sources.

Energy management and efficient supply are priorities for us, given the uncertainties associated with changes in the regulatory environment and the risk of rising electricity prices. In 2025, our installed capacity, adjusted by our stakes in investments in joint ventures and consortiums in Brazil, was 1.6 GW. We use the electricity produced by these assets for our internal consumption needs.

VALE ANNUAL REPORT FORM 20-F | 63

Table of Contents	Lines of Business

In September 2025, we transferred the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant, among other energy assets, for the amount of US$871 million, which comprised a cash inflow of US$1,006 million reduced by US$135 million relating to a loan assumed by the acquirer in the context of the transaction. As a result of the transaction, we no longer control Aliança Energia and we recognized a loss of US$206 million in the income statement as “Impairment and result on disposal of non-current assets, net”. Our remaining interest in Aliança is now accounted for as an associate by the equity method. For further information, see note 12 to our consolidated financial statements and Business Overview—Significant Changes in Our Business.

This operation ensures a strategic volume of power generation to maintain our energy matrix at competitive costs, which is 100% based on renewable sources in Brazil. As result of this transaction, Aliança Energia began to fully consolidate the energy assets of the Sol do Cerrado solar farm (681 MW) and the Candonga Consortium (Risoleta Neves Hydroelectric Plant – 140 MW), both located in Minas Gerais. Additionally, Aliança Energia owns (directly or through its stakes in other consortiums) six other hydroelectric plants in the same state: Igarapava (210 MW), Porto Estrela (112 MW), Funil (180 MW), Aimorés (330 MW), Capim Branco I (243 MW), and Capim Branco II (211 MW); two wind farms in the state of Ceará (Santo Inácio – 99 MW and Gravier – 71 MW); and one wind farm in Rio Grande do Norte (Acauã – 109 MW). Considered together, Aliança Energia’s assets have 2.2 GW of installed capacity and 990 MW average assured energy. A significant portion of this energy is allocated to supply our operations through power purchase agreements signed with Aliança Energia.

We also have a joint venture with Cemig Geração e Transmissão S.A. in Aliança Norte Energia Participações S.A. (Aliança Norte). Aliança Norte has a 9% stake in Norte Energia S.A. (Norte Energia), a company established to develop and operate the Belo Monte Hydroelectric Plant (11,233 MW) in the state of Pará, which began operations in April 2016. Our indirect stake in the Belo Monte project grants us, Salobo Metais S.A., and Mineração Onça Puma S.A. the right to acquire up to 9% of the electricity generated by the plant, contracted through a long-term power purchase agreement with Norte Energia.

Finally, we have a direct 8.8% stake in the Machadinho Consortium (1,140 MW), located in southern Brazil, and a direct 30% stake in the Estreito Energia Consortium (1,087 MW), in northern Brazil.

VALE ANNUAL REPORT FORM 20-F | 64

Table of Contents	Lines of Business

2. VALE BASE METALS

2.1 Nickel
2.1.1	Properties

We conduct our integrated nickel operations on a global scale. The main mining operations controlled by us are described and presented in the tables below(1).

(1) This map includes only nickel mining operations. Refinery sites are described in a later section.

VALE ANNUAL REPORT FORM 20-F | 65

Table of Contents	Lines of Business

NICKEL OPERATIONS AND PROJECTS
ONTARIO OPERATIONS

Ownership interest	100% owned by VBM. We own 90% of VBM, and Manara Minerals Investment Company (Manara Minerals) owns the remaining 10%.
Location	Ontario, Canada.
Operator	Vale Canada Limited.
Mineral titles(1)

- Patented mineral rights with no expiration date.

- Mining leases expire between 2026 and 2045.

- Mining licenses of occupation with renewable terms.

We can continue to operate during the renewal process.

Acreage: 9,062 ha

Stage/ Operations	Production stage since 1885. Integrated underground/open pit mining, milling, smelting and refining operations.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Nickel and copper. Primarily underground mining operations with nickel sulfide ore bodies, which also contain copper, cobalt, PGMs, gold and silver.
Associated facilities and infrastructure

Processing plants: Milling, smelting and refining facilities. In Ontario, we also process external feeds from third parties and our Manitoba operation. Finished Nickel is produced by the Copper Cliff Nickel Refinery (CCNR) and sent for packaging at Port Colborne Refinery (PCR). In addition to producing finished nickel in Sudbury, we ship a nickel oxide intermediate product to our nickel refinery in Clydach, Wales, United Kingdom to produce finished nickel. Intermediate residues from CCNR are also sent to PCR for further treatment and production of cobalt and precious metals (PGMs, gold and silver). Copper concentrate produced by Ontario Mill is directly sold to the market.

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

Energy: Supplied by Ontario’s provincial electricity grid and produced directly by Vale Canada via hydro generation.

(1) Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 66

Table of Contents	Lines of Business

MANITOBA OPERATIONS

Ownership interest	100% owned by VBM. We own 90% of VBM, and Manara Minerals owns the remaining 10%.
Location	Thompson, Manitoba, Canada.
Operator	Vale Canada Limited.
Mineral titles(1)	Mineral leases expiring between 2034 and 2045 with a right of further renewals for 21-year periods. Acreage: 17,511 ha
Stage/ Operations	Production stage since 1961. Integrated underground mining and milling operations.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Nickel. Primarily underground mining operations with nickel sulfide ore bodies, which also contain copper, PGMs and cobalt.
Associated facilities and infrastructure

Nickel concentrate is shipped from Thompson to be processed at Sudbury integrated operations and/or Long-Harbour refinery, depending on the demand and capacity.

Other facilities: Waste and tailings disposal structures.

Logistics: From Thompson, the nickel concentrate can be trucked or railed to Winnipeg (Manitoba) or directly railed to Sudbury (Ontario) or Trois-Rivières, (Quebec). From Trois-Rivières, the concentrate is stored at the port and loaded aboard a ship for Long Harbour Refinery (Newfoundland & Labrador).

Energy: Hydro-electric power supplied by Manitoba’s provincial utility company.

(1) Area with resources associated.

VALE ANNUAL REPORT FORM 20-F | 67

Table of Contents	Lines of Business
NEWFOUNDLAND AND LABRADOR OPERATIONS

Ownership interest	100% owned by VBM. We own 90% of VBM, and Manara Minerals owns the remaining 10%.
Location	Newfoundland and Labrador, Canada.
Operator	Vale Newfoundland & Labrador Limited which is wholly owned by Vale Canada Limited.
Mineral titles(1)	Mining lease expiring in 2027 with a right of further renewals for 10-year periods. Acreage: 1,599 ha.
Stage/ Operations	Production stage since 2005. Integrated mining and milling operation at Voisey’s Bay producing nickel and copper concentrates. Further integrated with Long Harbour Refinery (in operation since 2014).
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Nickel and copper. Open pit and underground mining operations with nickel-copper sulfide ore bodies, which also contain cobalt.
Associated facilities and infrastructure

Processing plant: Nickel concentrate from Voisey’s Bay (Labrador) is refined at Long Harbour (Newfoundland) to produce finished nickel rounds, as well as associated copper and cobalt products. Since the second half of 2021, Long Harbour also started processing additional feed from Thompson, Manitoba. It can also consume feed from third parties and CNR. Copper concentrate produced by Voisey’s Bay (Labrador) is directly sold to the market.

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

(1) Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 68

Table of Contents	Lines of Business
BRAZIL OPERATIONS
ONÇA PUMA

Ownership interest	100% owned by VBM. We own 90% of VBM, and Manara Minerals owns the remaining 10%.
Location	Pará, Brazil.
Operator	Mineração Onça Puma S.A.
Mineral titles(1)	Mining concessions with no expiration date, applications for mining concession and exploration permit with final exploration report. Acreage: 35,211 ha.
Stage/ Operations	Production stage since 2010. Two main open pits (Onça and Puma), satellite deposits (Puma W, Guepardo and Mundial), and a smelting operation producing a high-quality ferronickel for application within the stainless-steel industry.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Nickel laterite deposit, open pit mining.
Associated facilities and infrastructure

Processing plant: The operation produces ferronickel alloy via a rotary kiln electric furnace process. We are currently operating two lines with a second new electric furnace that came online in late September 2025. Each electric furnace has one rotary kiln. The of plant's total production average capacity is 40,000 metric tons per year.

Other facilities: Waste and slag disposal structures.

Logistics: The ferronickel is transported by truck to the Vila do Conde maritime terminal in the Brazilian state of Pará and exported in ocean containers.

Energy: Supplied through the national electricity grid. Energy produced by power plants owned by joint ventures and consortiums in which we have a stake. Energy is directly supplied through consortiums or acquired through power purchase agreements when applicable.

(1) Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 69

Table of Contents	Lines of Business

NICKEL, COBALT AND PRECIOUS METALS REFINERIES

Long Harbour, Port Colborne and Copper Cliff are described as part of Canadian operations summary above.

	CLYDACH	MATSUSAKA
Ownership interest	100% owned by VBM. We own 90% of VBM and Manara owns 10% of VBM.	VBM owns 87.2% of the shares, and Sumitomo owns the remaining shares. We own 90% of VBM and Manara owns 10% of VBM.
Location	Clydach, Wales (U.K.).	Matsusaka, Japan.
Operator	Vale Europe Limited.	Vale Japan Limited.
Capacity	Standalone nickel refinery (producer of finished nickel), with nominal capacity of 40,000 metric tons per year.	Standalone nickel refinery (producer of intermediate and finished nickel), with a nominal capacity of 60,000 metric tons per year for intermediate nickel products (for finished nickel product capacity the estimated capacity is 30,000 mt).
Operations	Processes a nickel intermediate product, nickel oxide, supplied from our Sudbury and Matsusaka operations to produce finished nickel in the form of powders and pellets.	Produces intermediate products for further processing in our refineries in the UK, and Canada, and finished nickel products using nickel matte sourced from PTVI.
Energy	Supplied through the national electricity grid.	Supplied through the national electricity grid. Acquired from regional utility companies.
Logistics	Transported to final customer in the UK and continental Europe by truck. Products for overseas customers are trucked to the ports of Southampton and Liverpool and shipped by ocean container.	Products trucked over public roads to customers in Japan. For overseas customers, the product is loaded into containers at the plant and shipped from the ports of Yokkaichi and Nagoya.

VALE ANNUAL REPORT FORM 20-F | 70

Table of Contents	Lines of Business

2.1.2       Production

The following table sets forth our annual mine production by operating mine and the average percentage grades of nickel and copper. We note that: (i) the mine production at Sorowako Mine represents the product from the PTVI’s screening station delivered to the processing plant and does not include nickel losses due to drying and smelting; (ii) for our Sudbury, Manitoba and Voisey’s Bay operations, the production and average grades represent the run-of-mine delivered from those operations to respective mills and do not include adjustments due to beneficiation, smelting or refining; (iii) for our Onça Puma operation in Brazil the production and average grade represents the run-of-mine not accounting for losses due to processing. In 2024, we divested a portion of our interest in PTVI to comply with Indonesia’s divestment obligations, securing an extension of PTVI’s mining license beyond 2025. As of July 2024, our ownership in PTVI decreased from 44.3% to 33.9%. Our effective ownership is 90% of the percentages presented. Consequently, we deconsolidated PTVI’s production and stopped reporting mine production after June 2024. However, finished production from PTVI’s ore source at all our other locations continues to be included beyond June 2024.

	2025(1)			2024(1)			2023(1)
	Production	Grade		Production	Grade		Production	Grade
		Cu	Ni		Cu	Ni		Cu	Ni
Sudbury, Ontario
Copper Cliff	1,080	1.3	0.9	1,019	1.6	1.1	985	1.3	1.1
Creighton	717	2.0	2.3	491	2.0	2.5	406	2.2	2.9
Garson	817	1.0	1.1	791	1.1	1.2	650	1.0	1.0
Coleman	787	2.1	1.3	875	1.8	1.2	863	2.5	1.4
Stobie	957	0.3	0.3	115	0.3	0.3	0	0.0	0.0
Totten	589	1.3	1.0	558	1.5	1.1	518	1.9	1.3
Ontario - total	4,947	1.3	1.1	3,849	1.6	1.3	3,422	1.8	1.4
Manitoba
Thompson	757	0.1	1.8	723	0.1	1.7	682	0.1	1.9
Voisey’s Bay
Ovoid+Discovery Hill	385	0.9	1.0	728	0.8	1.0	1,360	0.5	0.8
Reid Brook+Eastern Deeps	2,091	0.9	2.2	1,071	0.8	2.0	400	0.8	1.9
Indonesia
Sorowako(2)				3,054	0	1.2	5,762	0	1.2
Brazil
Onça Puma	1,848	0.0	2.1	750	0	1.6	1,247	0	1.8

(1) Production is stated in thousands of metric tons. Grade is % of copper or nickel, respectively.

(2) These figures represent 100% of production and are not adjusted to reflect our ownership stake.

VALE ANNUAL REPORT FORM 20-F | 71

Table of Contents	Lines of Business

The following table provides information about our nickel production, including nickel refined through our facilities and intermediates designated for sale. The numbers below are reported on a contained nickel basis.

Mine	Type	Finished production by ore source for the year ended December 31,
		(thousand metric tons contained nickel)
		2025	2024	2023
Sudbury	Open pit/Underground	35.3	36.2	38.2
Thompson	Underground	12.0	10.1	7.9
Voisey’s Bay(1)	Open pit/Underground	33.1	19.4	13.5
Sorowako(2)(3)	Open cast	54.7	66.4	64.1
Onça Puma	Open pit	26.1	14.0	17.0
External(4)	–	16.0	13.8	24.2
Total(5)		177.2	159.9	164.9

(1) Voisey’s Bay ore is processed at our Long Harbour Refinery.

(2) These figures represent 100% of production and are not adjusted to reflect our ownership stake.

(3) In 2024, we divested a portion of our interest in PTVI to comply with Indonesia’s divestment obligations, securing an extension of PTVI’s mining license beyond 2025. As of July 2024, our ownership in PTVI decreased from 44.3% to 33.9%. Our effective ownership is 90% of the percentages presented. Consequently, we deconsolidated PTVI’s production and stopped reporting mine production after June 2024. However, finished production from PTVI’s ore source at all our other locations continues to be included beyond June 2024.

(4) Finished nickel processed at our facilities using feeds purchased from unrelated parties.

(5) These figures do not include tolling of feeds for unrelated parties.

2.1.3       Individual property disclosure

We consider Sudbury to be a material property, for purposes of S-K 1300. There have been material changes in the reported reserves and resources and we are filing an updated technical report summary as Exhibit 96.3 to this annual report.

2.1.3.1 Sudbury

Property Description

The Sudbury property is in the Greater City of Sudbury, which is approximately 330 km North–Northeast of the city of Toronto in the Province of Ontario, as illustrated below. Our Sudbury operations consist of:

•	Production stage underground mines (Coleman, Copper Cliff, Creighton, Garson, Totten), an operating open pit (Stobie), in addition to exploration stage and non-producing deposits (e.g., Nickel Rim South Extension (formerly Victor), Copper Cliff Pit and Ella Capre);
•	Processing and refining capabilities are a combination of facilities in Sudbury (Clarabelle Mill, Copper Cliff Smelter and Nickel Refinery), and Port Colborne Ontario (Port Colborne Nickel Refinery), located about 160 km from Toronto, Ontario.

VALE ANNUAL REPORT FORM 20-F | 72

Table of Contents	Lines of Business

The following table shows the locations of the central mass point of the Sudbury operations in WGS 1984 datum.

Mine	Latitude (north)	Longitude (west)
Coleman	46°40’37.0	81°20’21.2
Copper Cliff	46°29’29.0	81°04’05.0
Creighton	46°28’23.7	81°04’05.0
Garson	46°34’02.9	80°51’26.4
Copper Cliff Pit	46°31’05.4	81°03’30.2
Stobie	46°32’15.3	80°59’31.1
Totten	46°22’55.2	81°27’09.8
Nickel Rim South Extension (formerly Victor)	46°40’26.8	80°48’44.2
Ella Capre	46°41’49.0	80°50’18.0

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

VALE ANNUAL REPORT FORM 20-F | 73

Table of Contents	Lines of Business

Geology and Mineralization

Deposits within the Sudbury Igneous Complex (SIC) are examples of nickel–copper mineralization related to magmatism following a meteorite impact. The SIC is exposed as an elliptical ring with a northeast-trending long axis of approximately 72 km and a short axis of approximately 27 km. Sudbury deposits host three principal styles of mineralization: Contact-style, Offset-style, Footwall style. However, the three mineralization environments can be quite variable, transitional, and many exhibit characteristics fitting more than one mineralization environment description.

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

Surface rights

We hold sufficient surface rights for the current life-of-mine. In the Sudbury district, we are the registered owner of mining rights and surface rights or a combination of both shown as fee simple lands and mining leased lands.

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

VALE ANNUAL REPORT FORM 20-F | 74

Table of Contents	Lines of Business

Total property book value

The book value of the property and its associated plant and equipment was US$5,517 million as of December 31, 2025, which does not include goodwill for Vale Base Metals operations.

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

Reserves and resources

The mineral resources and mineral reserves in Sudbury are shown as of year ending 2025. For each table, the price, timeframe and point of reference used, when estimating mineral resources and reserves are highlighted.

VALE ANNUAL REPORT FORM 20-F | 75

Table of Contents	Lines of Business

Mineral resources

Domain wireframes were constructed following detailed lithological and mineralization interpretation, using surface and underground drilling datasets from multiple campaign periods. Outlier capping for base and precious metals was applied based on deposit-specific characteristics.

Grades were estimated using geostatistical methods including nearest neighbor, inverse distance, and ordinary kriging. Search distances were based on variography and several techniques were considered for most deposits to compensate for changes in geometries. Models were typically estimated in three passes, with block sizes selected to approximate optimal SMUs by deposit. Block estimates were validated using industry standard validation techniques.

Mineral resource classification was based on geological understanding and confidence, drillhole support, grade estimation confidence relative to planned production rates, and identified risk factors. These classifications were reviewed considering metallurgical recoveries, geomechanical studies, mine design inputs, and reconciliation and mineability analysis. Each estimate incorporated at least an initial-level assessment of likely mining, processing, infrastructure, environmental, permitting, and social requirements to demonstrate reasonable prospects for economic extraction. All material is assumed to be blended at the Clarabelle Mill, with throughput dependent on mill blending strategies.

The resources are reported at varying cut-off values, which are based primarily on the mining method that will be used. All mineral resource disclosure is exclusive of mineral reserves.

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. All disclosure of mineral resources is exclusive of mineral reserves.

Sudbury - Summary of Nickel, Cobalt, Copper, PGMs and Gold Mineral Resources as of December 31 (1)(2)(3)(5)
Category	2025							2024							Cut-off grade(4)	Metallurgical recovery(4)
	Tonnage	Ni	Co	Cu	Pt	Pd	Au	Tonnage	Ni	Co	Cu	Pt	Pd	Au
Measured	14.5	1.04	0.04	0.67	0.35	0.42	0.10	8.9	1.11	0.03	1.88	1.60	1.92	0.74	33–198 US$/t 3.5% CuEq	Ni: 65–90% Cu: 85–90% Co: 20–35% Pt: 65–75% Pd: 75–90% Au: 50–75%
Indicated	36.8	1.32	0.04	2.04	0.83	1.03	0.31	36.0	1.25	0.03	2.03	0.79	0.97	0.30
Measured + Indicated	51.3	1.25	0.04	1.65	0.69	0.86	0.25	44.8	1.22	0.03	2.00	0.95	1.16	0.39
Inferred	73.3	0.9	0.03	1.0	0.8	0.9	0.3	21.9	1.2	0.03	1.5	1.0	1.2	0.4

(1) The mineral resource reasonable prospects of economic extraction were determined using the following price ranges: nickel US$13,376-20,882/t, copper US$ 6,100-9,500/t, cobalt US$ 45,000-56,300/t, platinum US$1,124-1,350/oz, palladium US$ 925-1,450/oz, gold US$1000-1,950/oz, depending on the deposit. For each deposit, mineral resource prospect of economic extraction was determined based on a commodity price assumption established at the time of mine design. The commodity price assumption for each deposit continues to provide a reasonable basis for establishing the prospects of economic extraction for mineral resources estimated at this deposit as of December 31, 2025.

(2) Resources have been adjusted to reflect our 90% ownership in VBM. The resources at Sudbury includes Coleman, Copper Cliff (including Copper Cliff project), Creighton, Stobie, Garson, Totten, Nickel Rim South Extension (formerly Victor) and Ella Capre deposits.

(3) Tonnage is in millions of dry metric tons. Cu, Ni, Co grades are in (%), Pt, Pd and Au grades are in g/t. Point of reference of the estimate is in situ.

(4) Cut-off grade and metallurgical recovery by element are shown as ranges due to inherent variability in the mineral deposits requirements and timing of the associated estimate. A CuEq cut-off is used only at the Nickel Rim South(formerly Victor) copper deposits.

(5) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 76

Table of Contents	Lines of Business

Mineral reserves

Mineral reserves were estimated using measured and indicated mineral resources as the basis for conversion to proven and probable categories.

Stope and pit optimization was completed using an industry-standard software and a value-based cutoff appropriate for polymetallic orebodies in Ontario. The value-based cut-off incorporates mine-specific operating costs along with industry-consensus metal price assumptions.

The key assumptions used in the mineral reserve estimation reflect updates to the block model, new mine designs, long-term commodity price forecasts, long-term exchange rate expectations, and long-term input cost assumptions. Other considerations include the conversion of mineral resources to mineral reserves; changes to restrictive mining design parameters; updates to cut-off grade and net processing return (NPR) assumptions; geotechnical (including seismic) and hydrogeological updates; metallurgical and mining recovery assumptions; and the operational ability to manage unplanned dilution.

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources.

Sudbury - Summary of Nickel, Cobalt, Copper, PGMs and Gold Mineral Reserves as of December 31 (1)(2)(3)(6)
Category	2025							2024							Cut-off grade(4)	Metallurgical recovery(4)
	Tonnage	Ni	Co	Cu	Pt	Pd	Au(5)	Tonnage	Ni	Co	Cu	Pt	Pd	Au(5)
Proven	26.1	1.42	0.03	1.77	1.21	1.18	0.48	18.0	1.43	0.04	1.47	0.95	0.81	0.35	8.2–244 US$/ton	Ni: 65-90% Cu: 80-90% Co: 20-35% Pt: 65-75% Pd: 75-90% Au: 50-75%
Probable	37.3	1.39	0.04	1.37	0.92	1.21	0.33	46.5	1.42	0.04	1.29	0.79	1.04	0.29
Total	63.4	1.40	0.03	1.54	1.04	1.20	0.39	64.5	1.42	0.04	1.34	0.83	0.98	0.31

(1) The mineral reserve economic viability was determined based on a commodity price curve with long-term price of per metric ton of US$17,625 nickel, US$9,950 copper, US$39,125 cobalt. US$1,325/oz platinum US$1,050/oz palladium and gold US$2,650/oz. The reserves at Sudbury includes Coleman, Copper Cliff, Creighton, Garson and Totten underground mines, and Stobie open pit mine.

(2) Reserves have been adjusted to reflect our 90% ownership in VBM.

(3) Tonnage is in millions of dry metric tons. Ni, Cu, Co grades are in (%), Pt, Pd and Au grades are in g/t. The point of reference is the point of delivery to the process plant.

(4) Cut-off, metallurgical recovery, pricing data is shown as ranges, due to the variability in specific orebody requirements and timing of the associated estimate.

(5) Figures shown do not deduct the streaming amounts. For a description of our streaming arrangement with Wheaton, see Section 2.3 PGMs and other Precious Metals.

(6) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 77

Table of Contents	Lines of Business
2.1.4	Nickel Strategy

A key aspect of our strategy for the nickel business is retaining our product leadership position supplying nickel for the global renewable energy transition, defense and aerospace industries, while striving to be a sustainable operator and a global benchmark for health and safety in the industry and in the communities neighboring our operations. We are focused on operating our assets competitively, continuing to improve asset utilization, optimizing our operations and concentrating our efforts to increase productivity and improve returns, while preserving optionality for growth. We are the largest nickel producer in the western world, with large-scale, long-life and low-carbon assets. Leveraging our substantial polymetallic resource base and diversified mining operations, we produce nickel products, along with copper, cobalt, PGMs and precious metals (PM) products from nickel sulfide and laterite sources utilizing advanced technology. Our commercial footprint is global, with a focus on providing top-tier customer service.

Our nickel products are tailored to meet the needs of customers across different industries and geographies, including those requiring high-purity nickel as well as the rapidly evolving electric vehicle battery supply chain. In 2025, 46% of our global nickel production came from our Canadian operations, which benefits from the use of renewable energy, and a stable jurisdiction with strong ESG standards and credentials.

The plating rounds and nickel melt rounds from our Long Harbour processing plant, a leading-edge hydrometallurgical facility on Canada’s East Coast, are less carbon-intensive than other nickel products on the market. With a carbon footprint of 9.2t CO2e per tonne (scope 1,2 and 3 upstream in 2024), these Class I nickel products position us well for supplying to high quality applications and industries that are sensitive to concerns about climate change, such as the electric vehicle industry.

2025 represents a major milestone in VBM’s progress towards unlocking value.

Notably in the nickel stream, Long Harbour and Onça Puma marked the year with record year production of, respectively, 40 thousand tonnes of Ni (a +32% increase in comparison to 2024) and 26 thousand tonnes of Ni (an 87% increase in comparison to 2024). Sudbury operation also reached a year record production of 59.5 thousand tonnes of Ni since converting to a single-furnace operation in mid-2017.

In 2025, we delivered substantial nickel projects. First, we completed Voisey’s Bay multi-billion-dollar expansion, transitioning from open pit to two new underground mines (Reid Brook and Eastern Deeps) in northern Labrador, significantly extending the mine’s life and production of critical nickel, copper and cobalt reaching an impressive 94% of nameplate capacity. The project completion also represents a crucial milestone for enhancing the competitiveness of the company’s Canadian operations and has contributed to reducing unit costs in the nickel business segment.

We also completed the cobalt streaming project completion test at the Voisey’s Bay Mine Expansion, with the operation achieving an average throughput rate of 94% over a 90-day period. The streaming test, a requirement under the Voisey’s Bay streaming agreement with Wheaton Precious Metals Corp and APG Metals Limited, required Voisey’s Bay to maintain an average throughput rate of at least 85% of capacity over 90 consecutive days from ore delivered by the underground mines.

Second, we delivered the successful construction and commissioning of the second nickel processing furnace (Furnace 2) at the Onça Puma Mining Complex in southeastern Pará, Brazil, significantly increasing production capacity and further positioning the company for long-term growth and profitability. The start-up of Furnace 2 consolidates Onça Puma as the largest ferronickel operation in Brazil, adding 15 kilotons of nickel production capacity, bringing the operation to a nameplate production capacity of 40 ktpa. Onça Puma completed the project on schedule and below budget. There were no lost time injuries over the course of the three-year project.

Furthermore, we continued to expand the Sudbury mining complex with the Copper Cliff Mine Capacity Replacement and Stobie Pit Projects, resulting in nearly 5 million tons of ore milled in Sudbury, an increase of 29% from 2024. The new Copper Cliff South mine notably increased its contribution from 40% to 49% of the Copper Cliff Mine Complex, while Stobie Pit reached 900 thousand tons of ore mined this year, the second largest ore producer in the Complex.

VALE ANNUAL REPORT FORM 20-F | 78

Table of Contents	Lines of Business
2.1.5	Customers and sales

Our nickel customers are broadly distributed on a global basis. In 2025, 35% of our refined nickel sales were delivered to customers in Asia, 28% in Europe, 32% in North America and 5% in other markets. We have short-term fixed-volume contracts with customers for most of our expected annual nickel sales. These contracts generally provide stable demand for a significant portion of our annual production. We also have multiple long-term agreements to sell our Class I nickel. No customer individually represented 10% or more of our net operating revenue in 2025, 2024 and 2023.

Nickel is an exchange-traded metal, currently listed on the London Metal Exchange (LME) and Shanghai Futures Exchange (SHFE), and most nickel products are priced according to a discount or premium to the LME price, depending primarily on the nickel product’s physical and technical characteristics. Our finished nickel products represent what is known in the industry as “primary” nickel, meaning nickel produced principally from nickel ores (as opposed to “secondary” nickel, which is recovered from recycled nickel-containing material). Finished primary nickel products are distinguishable in terms of the following characteristics, which determine the product price level and the suitability for various end-use applications:

•	nickel content and purity level: (i) intermediates have various levels of nickel content, (ii) nickel pig iron has 1.5-15% nickel, (iii) ferronickel has 15-40% nickel, (iv) refined nickel with less than 99.8% nickel, including products such as Tonimet™ nickel, (v) standard LME-grade nickel has a minimum of 99.8% nickel, and (vi) high-purity nickel has a minimum of 99.9% nickel and does not contain specific elemental impurities;
•	shape (such as discrete or filamentary powders, pellets, discs, squares and strips);
•	size (from micron powder particles to large full-sized cathodes); and
•	packaging (such as bulk, 2-ton bags, 250 kg drums, 10 kg bags).

In 2025, the principal first-use applications for primary nickel were:

•	stainless steel (63% of global nickel consumption);
•	non-ferrous alloys, alloy steels and foundry applications (14% of global nickel consumption);
•	nickel plating (5% of global nickel consumption);
•	battery precursors (15% of global nickel consumption); and
•	others (3% of global nickel consumption).

In 2025, 81% of our refined nickel sales were made into non-stainless-steel applications, compared to the industry average for nickel producers of 37%. This brings more diversification and sales volume stability to our nickel revenues. As a result of our focus on higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

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

VALE ANNUAL REPORT FORM 20-F | 79

Table of Contents	Lines of Business

Our nickel production represented 5% of global consumption for primary nickel in 2025. In addition to us, the largest mine-to-market integrated suppliers in the nickel industry (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Tsingshan Group, Jiangsu Delong Nickel, Huayou Cobalt, Jinchuan Nonferrous Metals Corporation, Eramet, and Nornickel. Together with us, these companies accounted for about 51% of global refined primary nickel production in 2025.

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

Much of the world nickel production is composed of Class II nickel products (56% of the global market in 2025), which include nickel pig iron (NPI) and ferronickel (with nickel content under 99%). Most of our products are high quality nickel products, which makes us the supplier of choice for specialty nickel applications. In 2025, 70% of our nickel products were Class I, 28% were Class II and 2% were Intermediates.

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

VALE ANNUAL REPORT FORM 20-F | 80

Table of Contents	Lines of Business

2.2 Copper
2.2.1	Properties

We conduct our copper operations primarily through our subsidiary Salobo Metais S.A. in Brazil, and through our subsidiary Vale Canada Limited in Canada. Copper concentrate produced in Brazil contains gold and, in the case of Salobo operation, also silver. Our copper operations are described in the tables below.

VALE ANNUAL REPORT FORM 20-F | 81

Table of Contents	Lines of Business

CARAJÁS COPPER OPERATIONS & PROJECTS
BRAZIL

Ownership interest	100% owned by VBM. We own 90% of VBM, and Manara Minerals owns the remaining 10%.
Location	Carajás, State of Pará, Brazil.
Operator	Salobo Metais S.A.
Mining Complexes

Two mining complexes and three mining projects:

- Salobo: Integrated open pit mining and milling operations.

- Sossego (also called South Hub): four main open pits (Sossego, Sequerinho, Pista and Mata II) and a processing facility to concentrate the ore, and satellites deposits (118, Cristalino, Bacaba, Barão, Mata I and Visconde).

Projects: Alemão, North Hub (composed by Paulo Afonso and PGG mineral deposits) and Furnas(1).

Mineral titles

Sossego: Two Mining concessions and applications for mining concession with no expiration date. Acreage: 24,786 ha.

Salobo: Mining concession with no expiration date. Acreage: 9,181 ha.

Alemão: Mining concession with no expiration date. Acreage: 10,000 ha.

Paulo Afonso: Mainly application for mining concession and one exploration permit. Acreage: 38,355 ha

Furnas: Two applications for mining concession. Acreage: 9,832 ha.

Stage/ Operations

The two mining complexes are at the production stage. Sossego has been operating since 2004 and Salobo since 2012.

Bacaba: Development Stage

Salobo CPF: Exploration Stage, with a FEL 3 (Feasibility) technical study ongoing.

Alemão, Cristalino: Exploration Stage, with a FEL 3 (Feasibility) technical study ongoing.

Paulo Afonso OP, 118: Exploration Stage, with a FEL 2 (Pre-Feasibility) technical study ongoing.

Furnas, PGG, Visconde, Paulo Afonso UG, Sossego Complex UG: Exploration Stage.

Key permit conditions	We are in the process of obtaining or renewing (i) waste and tailings storage facilities permits and (ii) social licenses related to projects. We have or expect to obtain in a timely manner the necessary permits for operations. For information on environmental licensing, see Information on the Company—Regulatory Matters—Brazilian Regulation of Mining Dams and Additional Information; Legal proceedings—Other environmental proceedings

VALE ANNUAL REPORT FORM 20-F | 82

Table of Contents	Lines of Business

Mine types and mineralization styles

Sossego and Salobo are both Iron Oxide-Copper–Gold (IOCG) deposits, with copper and gold as main elements of economic interest and mined using open pit method.

118, Cristalino and Visconde are all IOCG deposits located near Sossego, across the South Hub area.

Alemão is an IOCG deposit located in the Carajás National Forest. The project is to develop a sublevel stoping underground mine.

Paulo Afonso is an IOCG deposit. The project is to develop an open pit and underground mines.

Furnas in an IOCG deposit, with copper and gold as main elements of economic interest. The project indicates an underground and open pit mining methods.

Associated facilities and infrastructure

Processing Facilities: The run-of-mine is processed at Sossego processing facilities with four main components: crushing, grinding, flotation and concentrate dewatering.

Bacaba project is currently in execution and envisions the construction of a new pit to support extension of Sossego’s life-of-mine. 118 and Cristalino are advancing studies to also feed Sossego’s mill facility.

From Salobo, the run-of-mine is processed by means of standard primary and secondary crushing, conveying, roller press grinding, ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.

The Salobo CPF is a project that envisions processing capacity expansion at Salobo III.

The Alemão project is expected to have as processing facilities: crushing, grinding, flotation, concentrate dewatering, paste fill plant and tailings disposal

The greenfield Paulo Afonso project is currently under a pre-feasibility study level for its processing facilities. The regional infrastructure is adequate to support the project development and operation.

The greenfield Furnas project is currently under a scoping study level for its processing facilities. The regional infrastructure is adequate to support the project development and operation.

Other facilities: Sossego and Salobo: Waste and tailings disposal structures.

Logistics: Sossego and Salobo: concentrate is trucked to a storage terminal in Parauapebas and then transport it via EFC railroad to the Itaqui Port in São Luís, state of Maranhão. At Itaqui Port, we lease a storage terminal under a contract with a term extending until 2043, following approval by the competent authorities.

Energy: Supplied through the national electricity grid. Energy produced by power plants owned by joint ventures and consortiums in which we have a stake. Energy is directly supplied through consortiums or acquired through power purchase agreements when applicable, including with third parties in the market.

Energy – Alemão, Paulo Afonso and Furnas: The projects contemplate the extension of power transmission lines already available in the region to meet the new demand.

(1) Furnas project is an earn-in agreement between VBM and Ero Copper Corp. that contemplates Ero Copper earning a 60% interest in the project upon completion of three phases of work resulting in a definitive feasibility study.

VALE ANNUAL REPORT FORM 20-F | 83

Table of Contents	Lines of Business

ASIA/PACIFIC
HU’U PROJECT

Ownership interest	We own 72% through our 90% ownership in VBM(1)(2). The other shareholders of Hu’u Project are: - PT Antam Tbk (20%) - Manara Minerals (8% through its 10% ownership in VBM)(1)
Location	Dompu and Bima Regencies of Province of Nusa Tenggara Barat (NTB) Sumbawa Island, Indonesia.
Operator	Sumbawa Timur Mining (STM).
Mineral titles(3)

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

Acreage: 19,260 ha.

Stage/ Operations	Exploration stage - FEL 2 (Pre-Feasibility) technical study ongoing.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	The Onto copper-gold deposit is a large porphyry copper-gold deposit that also has some characteristics of high sulphidation epithermal deposits. The project is to develop an underground mine.
Associated facilities and infrastructure

Logistics: This project is a greenfield project, therefore the actual logistics of transporting ore as well as processing are still under study.

Infrastructure: The existing infrastructure is under development due to the project’s greenfield location.

(1) Owned by Vale and Manara Minerals through VBM’s wholly owned subsidiary Eastern Star Resources Pty Ltd.

(2) By the 20th or the 25th year post production (specific timing depends on the mining method adopted by STM), we are mandated to have divested some of our ownership interest to PT Antam Tbk or other Indonesian participants, as applicable, reducing our ownership interest to a maximum of 49%.

(3) Area of the contract of work.

CANADA
See Information on the Company—Vale Base Metals—Nickel—Properties

VALE ANNUAL REPORT FORM 20-F | 84

Table of Contents	Lines of Business
2.2.2	Production

The following table sets forth our annual mine production in our Salobo and Sossego mines and the average percentage grades of copper. The production and average grade represent run-of-mine production and do not include losses due to processing. For the annual mine production of copper as a co-product in our nickel operations, see Information on the Company—Vale Base Metals—Nickel—Production.

	2025(1)		2024(1)		2023(1)
	Production	Grade	Production	Grade	Production	Grade
Brazil
Sossego	10,773	0.8	6,316	0.8	6,873	0.7
Salobo	53,583	0.6	45,607	0.6	49,034	0.6
Total	64,356	0.6	51,922	0.6	55,907	0.6

(1) Production is stated in thousands of metric tons of Ore. Grade is % of copper.

The following table sets forth information on our copper production.

Mine	Type	Finished production by ore source for the year ended December 31, (thousand metric tons)
		2025	2024	2023
Brazil
Sossego	Open pit	74.4	65.4	66.8
Salobo	Open pit	218.7	199.8	180.4
Canada (as co-product of nickel operations)
Sudbury	Underground	63.7	58.6	57.9
Voisey’s Bay	Open pit/Underground	18.6	12.9	9.6
Thompson	Underground	1.6	7.2	4.7
External(1)	−	5.3	4.1	7.2
Total		382.3	348.0	326.6

(1) We process copper at our facilities using feed purchased from unrelated parties.

2.2.3	Individual property disclosure

We consider Salobo to be a material property, for purposes of S-K 1300. Given the changes since the last technical report summary, we are filing an updated technical report summary for Salobo as Exhibit 96.4 to this annual report.

VALE ANNUAL REPORT FORM 20-F | 85

Table of Contents	Lines of Business
2.3.1.1	Salobo

Property description

Salobo operations constitute a production stage property located in the Carajás Mining District, Pará State, Brazil, 90 km northwest of the city of Parauapebas. Geographic coordinates for the Salobo Operations are 5°47’27”S latitude and 50°32’5” W longitude, using the Geographic _SAD 69 coordinate system. Salobo operations are owned by our subsidiary Salobo Metais S.A.

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

VALE ANNUAL REPORT FORM 20-F | 86

Table of Contents	Lines of Business

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

Current, planned, future mining plans

Mining is carried out as an open pit truck-shovel operation with a planned mine life of approximately 20 years, ending in 2045. The process plant will continue to operate by reclaiming stockpiled material until 2054.

With the Salobo III expansion, the base case mine production schedule involves the movement of 135 Mtpy to feed an expanded processing capacity of 36 Mtpy, by processing a portion of the ore that would have been stockpiled in the previous 24 Mtpy production plan.

The process plant is designed to operate 365 days per year. The plant produces a copper concentrate that is transported by road to a rail offloading facility for rail transport to the seaport of São Luis.

The existing processing plants, Line 1, Line 2 and Line 3 (Salobo I, II and III), each have a nominal 12 Mt capacity, resulting in a total installed capacity of 36 Mtpy.

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

Total property book value

The book value of the Salobo operations and its associated plant and equipment was US$3,383 million, as of December 31, 2025, which does not include the shared infrastructure assets such as ports and railways.

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

VALE ANNUAL REPORT FORM 20-F | 87

Table of Contents	Lines of Business

Encumbrances and permitting requirements

There are no material encumbrances for Salobo Operations.

Mineral resources

Domain wireframes were developed based on a detailed characterization of lithology and mineralization, using datasets from multiple drilling campaigns. Outlier restriction for base and precious metals was applied in accordance with the specific characteristics of the deposit.

Grades were estimated using geostatistical techniques such as nearest neighbor and ordinary kriging within both low- and high-grade domains. Search parameters were derived from variography and later implemented using dynamic anisotropy to account for geometric variations. Models were generally interpolated in three passes, and block sizes were selected to approximate the optimal SMU for each deposit. Block estimates were validated using industry-standard verification methods.

Mineral resource classification was guided by geological interpretation and confidence, drill hole data support, and the reliability of grade estimates relative to planned production rates, as well as recognized risk factors including metallurgical recovery assumptions, geomechanical evaluations, mine design considerations, and reconciliation and mineability analyses. Each estimate includes an initial-level review of potential mining, processing, infrastructure, environmental, permitting, and social requirements to demonstrate reasonable prospects for economic extraction.

For a discussion of the changes from the previous fiscal year, see Information on the Company—Reserves and Resources. All disclosure of mineral resources is exclusive of mineral reserves.

Salobo - Summary of Copper Mineral Resources as of December 31, (1)(3)(4)
Category	2025(2)			2024(2)			Cut-off grade	Metallurgical Recovery
	Tonnage	Cu	Au	Tonnage	Cu	Au
Measured	10.4	0.48	0.25	20.2	0.35	0.17	0.25 %CuEq	Cu: 85.0% Au: 66.1%
Indicated	551.9	0.45	0.22	476.2	0.47	0.24
Measured + Indicated	562.3	0.45	0.24	496.3	0.47	0.24
Inferred	177.9	0.6	0.3	244.9	0.50	0.3

(1) The mineral resource prospects of economic extraction were determined using the following price assumptions per metric ton: for copper US$10,000/metric ton and for gold US$2,300/oz.

(2) Resources have been adjusted to reflect our 90% ownership in VBM.

(3) Tonnage is in millions of dry metric tons and Cu grades are in (%), Au grades in g/t. The point of reference for the estimate is in situ metric tons.

(4) Numbers have been rounded.

Mineral reserves

Mineral Reserves were established using Measured and Indicated Mineral Resources as the basis, with appropriate modifying factors applied to convert them into Proven and Probable Reserves, using an industry-standard software.

Conventional open pit mining methods are employed, with the operating strategy relying on owner-operated equipment and workforce. The ultimate pit design was divided into seven phases, three of which have already been mined, while the remaining four phases form the foundation of the life-of-mine (LOM) plan. An unplanned dilution factor of 3% was included in the mine schedule, and a mining recovery of 100% was assumed during pit optimization.

The key assumptions used in the Mineral Reserve estimation incorporate updates to the block model, revised mine designs, long-term commodity price forecasts, long-term exchange rate expectations, and updated long-term cost assumptions. Additional considerations include the modifications to mining design constraints; updated cut-off grade and net processing return (NPR) parameters; refreshed geotechnical (including seismic) and hydrogeological assessments; metallurgical and mining recovery assumptions; and the operational capacity to control unplanned dilution.

VALE ANNUAL REPORT FORM 20-F | 88

Table of Contents	Lines of Business

For a discussion of the changes from the previous fiscal year, see Information on the Company–Reserves and Resources.

Salobo - Summary of Copper Mineral Reserves as of December 31, (1)(2)(3)(5)(6)
Category	2025			2024			Cut-off grade	Metallurgical Recovery
	Tonnage	Cu	Au (4)	Tonnage	Cu	Au (4)
Proven	314.7	0.59	0.34	233.1	0.65	0.37	0.25% CuEq	Cu: 86.2% Au: 68.4%
Probable	606.6	0.60	0.34	718.8	0.60	0.34
Total	921.2	0.60	0.34	951.9	0.61	0.35

(1) The mineral reserve economic viability was determined based on a commodity price curve with long-term price of per metric ton of US$9,950/metric ton for copper, gold US$2,650/oz.

(2) Reserves have been adjusted to reflect our 90% ownership in VBM.

(3) Tonnage is in millions of dry metric tons and Cu grades are in (%), Au grades are in g/t. Point of reference is the point of delivery to the process plant.

(4) Figures shown do not deduct the streaming amounts. For a description of our streaming arrangement with Wheaton, see Section 2.3 PGMs and other Precious Metals.

(5) Estimated consolidated copper ore reserves include 238.3 million dry metric tons of stockpile.

(6) Numbers have been rounded.

2.2.4	Copper strategy

Copper has a solid long-term growth profile, driven by industrialization, construction, artificial intelligence and electrical grid infrastructure expansion. Governments around the world have set ambitious decarbonization targets that, along with the dropping of renewable energy costs and green economy and stimulus investments, will be crucial for more intensive use of copper in renewable energy, artificial intelligence data centers and electric vehicle-related infrastructure projects.

We have significant opportunities to expand our copper business through organic growth. We have a strong portfolio of copper assets and projects, and we have developed a multiyear copper expansion plan, which doubles our production from 2024 levels, reaching 700ktpa Cu by 2035. Our Brazilian projects are organized into two main hubs (South Hub and North Hub), along with multiple standalone projects such as Alemão and our joint venture with Glencore in Sudbury. These projects leverage the knowledge and logistics that already exist in the Carajás and Ontario region, while also evaluating opportunities to further increase copper production in Canada and Indonesia. In Indonesia, we are advancing studies to develop the Hu'u project, a world-class deposit, which could further expand our copper business. We are also engaged in greenfield exploration for copper in some of the world’s most prolific belts, looking for tier-one assets for future development.

2.2.5	Customers and sales

From our Brazil operations, we sell most of our copper concentrates from Sossego and Salobo under medium- and long-term contracts to copper smelters in Europe and Asia. From our Ontario operations, we sell copper concentrates and copper matte produced in Sudbury domestically and to smelters in Europe and Asia under long-term contracts, as well as copper concentrates from Voisey's Bay under short-term contracts. Also, from our Ontario operations, we sell copper cathodes from Sudbury and Long Harbour under short-term contracts.

2.2.6	Competition

The global refined copper market is highly competitive. Producers are integrated mining companies and custom smelters, covering all regions of the world, while consumers are principally wire rod and copper alloy producers. Competition occurs mainly on a regional level and is based primarily on production costs, quality, reliability of supply and logistics costs. The world’s largest copper cathode producers are Jiangxi Copper Corporation, Tongling Non-Ferrous Metals Group Co., Jinchuan, Aurubis, Corporación Nacional del Cobre de Chile (Codelco), and Freeport McMoRan, each operating at the parent company level or through subsidiaries. Our participation in the global refined copper cathodes market is marginal as we position ourselves more competitively in the copper concentrate market.

Copper concentrate and copper matte are intermediate products in the copper production chain. Both the concentrate and matte markets are competitive, having numerous producers but fewer participants and smaller volumes than in the copper cathode market due to the high levels of integration by the major copper producers.

In the copper concentrate market, mining occurs on a global basis with a predominant share from South America, while consumers are custom smelters located mainly in Europe and Asia. Competition in the custom copper concentrate market occurs mainly on a global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are BHP Group, Rio Tinto, Codelco, Glencore, Zijin Mining, Anglo American, and Freeport McMoRan; each operating at the parent company level or through subsidiaries. Our market share in 2025 was about 2.8% of the total custom copper concentrate market.

VALE ANNUAL REPORT FORM 20-F | 89

Table of Contents	Lines of Business
2.3. PGMs and other precious metals

As by-products of our Sudbury nickel operations in Canada, we recover PGMs, as well as gold and silver. We operate a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products using feed from our Sudbury operation. PGM concentrates, gold and silver intermediates from our Port Colborne operation are being sold to third parties.

Our copper concentrates from our Salobo and Sossego mines in Carajás, in the Brazilian state of Pará, contain gold and Salobo also contains silver. We realize the value of both gold and silver in the sale of these products. Notably, the production volume of silver from Salobo represents 56% of our total silver production in 2025 while the production volume of gold from Salobo and Sossego represents 91% of our total gold production in 2025.

We have sold to Wheaton Precious Metals Corp. (Wheaton) an aggregate of (i) 75% of the by-product gold contained in concentrate from our Salobo copper mine, in Brazil, for the life-of-mine, and (ii) 70% of the by-product gold from our Sudbury nickel mines, in Canada, for 20 years. These sales were made in three different streaming transactions, in February 2013, March 2015 and August 2016. In connection with these streaming transactions:

•	We receive ongoing payments of the lesser of US$400 per ounce (subject to a 1% annual inflation adjustment under the Salobo contract starting January 1, 2019) and the prevailing market price, for each ounce of gold that we deliver under the agreement.
•	As per the Salobo gold by-product stream purchase agreement, we were entitled to receive an additional cash payment if we expanded our capacity to process Salobo copper ores to more than 28 Mtpy before 2036. In March 2023, we agreed with Wheaton to amend this agreement to adjust the additional cash payment terms.
•	As per the amended agreement, the additional cash payment will be phased, with Wheaton making an initial payment once actual throughput is demonstrated to be above 32 Mtpy and a second payment once if actual throughput is demonstrated to be above 35 Mtpy by January 1, 2031. The total cumulative payments will range from US$283 million to US$552 million, dependent on our timing for each of the production increases.

VBM concluded successfully the 32 Mtpy processing test at Salobo Complex, receiving in December 2023 a payment of US$370 million.

•	In addition, Wheaton will be required to make annual payments of between US$5.1 million to US$8.5 million for a 10-year period following payment of the expansion additional cash payments if the Salobo mine maintains a high-grade mine plan. The following table presents information on the contained volume of precious metals and platinum group metals as a by-product of our production of nickel and copper concentrates.

VALE ANNUAL REPORT FORM 20-F | 90

Table of Contents	Lines of Business

Mine	Type	By-product finished production by ore source for the year ended December 31, (thousand troy ounces of contained metal)
		2025	2024	2023
Sudbury (1)
Platinum	Underground	99	107	125
Palladium	Underground	120	120	149
Gold (2)	Underground	46	38	45
Salobo
Gold contained in copper concentrate(2)	Open pit	396	362	319
Sossego
Gold contained in copper concentrate	Open pit	51	45	46

(1) These numbers also include ore source from Manitoba, external source and Voisey’s Bay.

(2) Figures represent 100% of Salobo and Sudbury contained volume of gold as a by-product of our production of nickel and copper concentrates and do not deduct the portion of the gold sold to Wheaton.

2.4 Cobalt

We recover significant quantities of cobalt as a by-product of our nickel operations. In 2025, we produced 973 metric tons of refined cobalt metal (in the form of cobalt rounds) at our Port Colborne refinery, 2,266 metric tons of cobalt rounds at our Long Harbour refinery. We sell cobalt on a global basis. The cobalt from our Long Harbour and our Port Colborne refinery have very high purity levels (99.8%), meeting the LME contract specification. Cobalt metal is used in the production of various alloys, particularly for aerospace applications, and in the manufacturing of cobalt-based chemicals primarily for use in rechargeable batteries.

In June 2018, we sold to Wheaton and Cobalt 27 Capital Corp. (Cobalt 27) a combined 75% of the cobalt produced as a by-product at our Voisey’s Bay mine from January 1, 2021, which includes the ramp down of production from the existing mine and the life-of-mine production from our underground mine expansion project. In consideration, we received US$690 million in cash from Wheaton and Cobalt 27 upon closing of the transaction on June 28, 2018, and will receive additional payments of 18-22% of cobalt prices upon delivery. In February 2021, the stream originally sold to Cobalt 27 was assigned to APG Metals Limited. We remain exposed to approximately 40% of future cobalt production from Voisey’s Bay, through our retained interest in 25% of cobalt production and the additional payments upon delivery.

The following table sets forth information on our cobalt production.

Mine	Type	By-product finished production by ore source for the year ended December 31, (contained metric tons)
		2025	2024	2023
Sudbury	Underground	388	331	365
Thompson	Underground	74	113	94
Voisey’s Bay(1)	Open pit/Underground	2,076	1,102	637
Others(2)	−	704	532	862
Total		3,241	2,079	1,959

(1) Figures represent 100% of cobalt production, and do not deduct the portion of cobalt stream sold to APG Metals Limited and Wheaton.

(2) These figures do not include tolling of feeds for unrelated parties. Includes cobalt processed at our facilities using feeds purchased from unrelated parties and PTVI ore-source 538 metric tons in 2023 and 343 metric tons in 2024 and 510 metric tons in 2025.

VALE ANNUAL REPORT FORM 20-F | 91

Table of Contents	Lines of Business
2.5. Logistics and energy assets to support Vale Base Metals operations
2.5.1	Ports

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

2.5.2	Energy

Canada. In 2025, our wholly owned and operated hydroelectric power plants in Sudbury generated approximately 14% of the electricity requirements of our Sudbury operations. The power plants consist of five separate generation stations High Falls I and II, Big Eddy, Wabageshik and Nairn with an installed generator nameplate capacity of 55 MW. The output of the plants is limited by water availability, as well as by constraints imposed by a water management plan regulated by the provincial government of Ontario. Over the course of 2025, average demand for electrical energy was 190 MWh to all surface plants and mines in the Sudbury area. In 2025, diesel generation provided 100% of the electric requirements of our Voisey’s Bay operations.

VALE ANNUAL REPORT FORM 20-F | 92

Table of Contents	Lines of Business

3. OTHER INVESTMENTS

3.1. Anglo American Minério de Ferro Brasil

In December 2024, we completed the acquisition of a 15% interest in Anglo American Minério de Ferro Brasil S.A (Anglo American Minas Rio) by contributing the high-grade Serra da Serpentina iron ore resources and paying an amount in cash.

ANGLO AMERICAN MINÉRIO DE FERRO BRASIL S.A

Ownership interest	15% owned by Vale. The remaining 85% is owned by Anglo American Brasil Group.
Location	Conceição do Mato Dentro and Alvorada de Minas, State of Minas Gerais, Brazil.
Operator	Anglo American Minério de Ferro Brasil S.A.
Mining complexes	Integrated system comprised of an open pit, a beneficiation plant, a 529-kilometer slurry pipeline, filtering plant and an export terminal at the port.
Mining title(1)	Mining concessions with no expiration date, application for mining concession and exploration permits. Acreage: 2,849 ha.
Stage/ Operations	Production stage since 2014.
Key permit conditions	We understand that Anglo American Minas-Rio has the necessary permits for its current operations.
Mine types and mineralization styles	Friable Itabirite and hematite ore types extracted using an open pit mining method.
Associated facilities and infrastructure

Mine: Shovels, loaders and trucks mobile equipment system transport the ore blending to the beneficiation plant.

Processing plant: One beneficiation plant, located at the site, process the run-of-mine by means of standard crushing, milling, concentration steps, producing pellet feed.

Logistics: Minas-Rio mine supply its own pellet plant using a pipeline with two pump stations and one valve station. This pellet feed is transported through a 529km long slurry pipeline that passes through 32 municipal districts to connect to the Port of Açu.

Port: The production is embarked in an export terminal at the Atlantic port of Açu in the state of Rio de Janeiro.

Energy: Acquired from regional utility companies or produced by Anglo American Minério de Ferro Brasil S.A..

(1) Area with reserves and resources associated.

We are not reporting mineral resources or mineral reserves estimates for Anglo American Brazil in this annual report on Form 20-F. Throughout 2026, we expect to review the property technical studies aiming to disclose its mineral resources and reserves in our next annual report.

VALE ANNUAL REPORT FORM 20-F | 93

Table of Contents	Lines of Business

3.2. PT Vale Indonesia Tbk (PTVI)

ASIA/PACIFIC OPERATIONS
PT Vale Indonesia Tbk (PTVI)

Ownership interest

100% owned by PT Vale Indonesia Tbk (PTVI).

We own 30.5% in PTVI through our 90% ownership in VBM(1).

The other shareholders of PVTI are:

- PT Mineral Industri Indonesia (Persero) (MIND ID):

34%.

- Public float: 20.6%.

- Sumitomo Metal Mining Co., Ltd. (Sumitomo): 11.5%.

- Manara Minerals: 3.4% (through its 10% ownership in VBM(1)).

Location	Sulawesi Province, Indonesia
Operator	PTVI
Mineral titles(2)	Vale’s Contract of Work has been deemed terminated after the issuance of IUPK (Izin Usaha Pertambangan Khusus, special mining business licenses), which are valid until December 2035 and can be extended every 10 years. The IUPK concession area is 118,017 hectares, which is same with the previous Contract of Work.
Stage/ Operations	Sorowako: Production stage since 1978. Bahodopi 2-3 and Pomalaa: Development Stage. Tanamalia project: Exploration Stage.
Key permit conditions	We have or expect to obtain in a timely manner the necessary permits for operations.
Mine types and mineralization styles	Nickel laterite (which also contains cobalt as an associated mineral) mined or designed to be mined using open cast mining

VALE ANNUAL REPORT FORM 20-F | 94

Table of Contents	Lines of Business

Associated facilities and infrastructure

Processing plant: PTVI mines nickel laterite ore and produces nickel matte, which is shipped primarily to our nickel refinery in Japan. Pursuant to life-of-mine off take agreements, PTVI sells part of its production to Vale Canada (currently, 80%) and part of Sumitomo (currently 20%). Vale Canada annual share of the offtake of PTVI may change based on the total production of PTVI. In addition, mineralized limonite from Sorowako is sent to a feed preparation plant (FPP) of PT Huali Nickel Indonesia (HNI) HPAL plant for processing by a joint venture with Huayou Cobalt Co., Ltd, (Huayou). For Pomalaa, mineralized limonite is sent to a feed preparation plant (FPP) and then to PT Kolaka Nickel Indonesia (KNI) HPAL plant for processing by a joint venture with Huayou, and mineralized saprolite ore is sold to the domestic market.

For Bahodopi 2-3, mineralized limonite is sent to PT Bahodopi Nickel Smelter Indonesia (BNSI) HPAL Plant (joint venture with QMB GEM Co Ltd (GEM)) at Sambalagi, and mineralized saprolite ore is sold to GEM and to the domestic market.

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

(1) Ownership interest of Vale and Manara Minerals in PTVI is held through VBM’s wholly owned subsidiary, Vale Canada Limited

(2) Area with reserves and resources associated.

In respect to ports, PTVI owns and operates two ports in Indonesia to support its nickel mining activities.

•	The Balantang Special Port is located in Balantang Village, South Sulawesi, and has two types of piers, two barge slips for barges with capacity of up to 4,000 DWT each for dry bulk cargo, and a general cargo wharf for vessels of up to 2,000 DWT.
•	The Tanjung Mangkasa Special Port is in Lampia Village, South Sulawesi, with mooring buoys that can accommodate fuel tankers with capacity of up to 20,000 DWT, and a jetty terminal that can accommodate fuel tanker vessels with capacity of up to 5,000 DWT.

Regarding energy supply, energy costs are a significant component of the nickel production costs for the processing of lateritic ore at the PTVI operations in Indonesia. A major portion of PTVI’s electric furnace power requirements is supplied at a low cost by its three hydroelectric power plants on the Larona River: (i) the Larona plant, which has an average generating capacity of 165 MW, (ii) the Balambano plant, which has an average capacity of 110 MW and (iii) the Karebbe plant, with 90 MW of average generating capacity. These plants help reduce production costs by substituting hydrocarbons for power generation with hydroelectric power, reducing CO2 emissions by replacing non-renewable power generation, and enable us to increase our current nickel production capacity.

3.3. Samarco

We have a 50% equity interest in Samarco, and BHP Brasil owns the remaining 50%. Samarco owns an integrated system composed of two different complexes, three beneficiation plants, three pipelines, four pellet plants and a port. The mines and the beneficiation plants are in the state of Minas Gerais and the pellet plants and port are located in the state of Espírito Santo. From Minas Gerais to Espírito Santo, the production flows through the three pipelines which extend for approximately 400 Km. Samarco’s mining and pelletizing operations have been gradually resuming since December 2020.

In 2015, the Fundão tailings dam owned by Samarco failed. For additional information, see Overview—Business Overview—Reparation and Remediation Efforts—Reparation, Remediation Efforts and Settlement Agreements Related to Samarco’s Tailings Dam. From 2015 through December 2020, Samarco’s operations were suspended. In December 2020, Samarco began the gradual resumption of its operations, with the integrated restart of iron ore extraction, beneficiation, and pelletizing activities, achieving at that time a production of approximately 8 Mtpa, equivalent to approximately 26% of Samarco’s total capacity. These activities are currently conducted at the Germano complex, in the municipality of Mariana, state of Minas Gerais, and at the Ubu complex, in the municipality of Anchieta, state of Espírito Santo. The integrated restart of operations occurred following extensive commissioning tests after a five-year halt period. In 2025, Samarco increased its production capacity to approximately 15.1 Mtpa, representing approximately 60% of its total capacity. Also in 2025, Samarco approved investments aimed at expanding, modernizing, and reaching 100% of its installed production capacity at the Germano and Ubu complexes, with estimated completion in between 2028 and 2029. The project includes capacity expansion, modernization, new filtering infrastructure, and overall asset improvements, enabling an estimated annual production of 26 million tonnes of pellets and iron ore fines. Samarco is also using new processes for tailings disposal, such as filtration with dry stacking of sandy tailings and the disposal of ultrafine tailings in a confined pit (Alegria Sul), reflecting its commitment to a sustainable restart and operational safety.

Through the implementation of the filtration process, Samarco is now able to substantially dewater sand tailings, which represent approximately 80% of total tailings volume, and safely stack these filtered sand tailings in piles. The remaining 20% of tailings are being deposited in Alegria Sul pit, a bedrock self-contained structure, which is safer than a tailings dam. Additionally, Samarco decommissioned Germano Pit in 2023 and is progressing in the decommissioning of Germano Dam, following the required safety standards. Samarco operates a 24/7 Monitoring and Inspection Center in real time to monitor the stability and safety of its geotechnical structures and implemented the GISTM in all of its tailing’s facilities.

VALE ANNUAL REPORT FORM 20-F | 95

Table of Contents	Lines of Business

In July 2025, the Minas Gerais State Environmental Policy Council (COPAM) approved Samarco’s Environmental License for its Long-Term Project, representing an important milestone in the company’s strategic path to achieve its planned production by 2028. The license enables the expansion of mining areas and the implementation of new waste disposal structures without the use of tailings dams, reinforcing Samarco’s commitment to sustainable operations. This step positions the company to gradually increase output from the current 60% of installed capacity toward full capacity, aligned with its long-term production plan.

The carrying value for our investment in Samarco has been reduced to zero since 2015. In April 2021, Samarco filed a request for judicial reorganization (JR) with the Minas Gerais Court to restructure its debt. In January 2024, Samarco successfully restructured its financial debt under the conditions established by the JR Plan approved in 2023. In August 2025, Samarco’s JR process was formally closed by court authorization, confirming that the objectives of the reorganization had been achieved. Samarco will continue to fulfill its remaining obligations under the established terms and deadlines.

VALE ANNUAL REPORT FORM 20-F | 96

Table of Contents	Lines of Business

SAMARCO MINERAÇÃO S.A.

Ownership interest	50% owned by Vale; 50% owned by BHP Brasil.
Location	Mariana and Ouro Preto, State of Minas Gerais, Brazil.
Operator	Samarco Mineração S.A.
Mining complexes	Integrated system composed of two different complexes, three beneficiation plants, three pipelines, four pump stations, two valves station, four pellet plants and a port.
Mining title(1)	Mining concession with no expiration date. Acreage: 1,174.3 ha.
Stage/ Operations	Continued operations from 1977 to 2015. Operations were suspended in November 2015, following the failure of the Fundão dam. Gradually resuming operations since December 2020.
Key permit conditions	We understand that Samarco has the necessary permits for its current operations.
Mine types and mineralization styles	Itabirite ore types extracted using an open pit mining method.
Associated facilities and infrastructure

Mine: Long distance conveyor belt systems and trucks transport the ore blending to beneficiation plants.

Processing plant: The three beneficiation plants, located at site, process the run-of-mine by means of standard crushing, milling, concentration steps, producing pellet feed.

Logistics: The mines supply the pellet plants using pipelines extending approximately 400 kilometers. These pipelines transport the iron ore from beneficiation plants to the pelletizing plants in the state of Espírito Santo.

Port: The production is embarked on a self-owned port in the state of Espírito Santo.

Energy: Supplied through the national electricity grid. Acquired from regional utility companies or produced by Samarco.

(1) Area with reserves and resources associated.

VALE ANNUAL REPORT FORM 20-F | 97

Table of Contents	Lines of Business

In 2025, Samarco produced 15.1 Mt of iron ore pellets, compared to 9.7 Mt in 2024 and 9.4 Mt in 2023. The production figures for Samarco, in which we have a 50% interest, have not been adjusted to reflect our ownership interest.

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

	Samarco Iron Ore Mineral Reserves as of December 31, (1)(2)(3)(4)
	(Tonnage in metric million tons inclusive moisture and wet %Fe grade)
	Proven – 2025		Probable – 2025		Total – 2025		Total – 2024
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Samarco	116	42.4	291	42.8	407	42.7	420	42.7

(1) The mineral reserve economic viability was determined based an average long-term price of US$130.2/t pellets and fines – FOB Ubu Port (100% Blast Furnace).

(2) Adjusted to reflect our 50% ownership.

(3) The point of reference is in-situ material. The moisture content is 6.5% and the average product recovery (tonnage basis) is 47%.

(4) Numbers have been rounded.

	Samarco Iron Ore Mineral Resources as of December 31, (1)(2)(3)(4)
	(Tonnage in metric million tons inclusive moisture and wet %Fe grade)
	Measured - 2025		Indicated - 2025		Measured and Indicated - 2025		Inferred - 2025		Measured and Indicated - 2024		Inferred - 2024
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Samarco	1,204	38.3	753	36.8	1,957	37.7	210	37.4	1,960	37.7	210	37.4

(1) The mineral resources prospects of economic extraction were determined based an average long-term price of US$130.2/t pellets and fines – FOB

Ubu Port (100% Blast Furnace).

(2) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves and have been adjusted to reflect our 50% ownership.

(3) The point of reference is in-situ material. The moisture content is 6.5% and the average product recovery (tonnage basis) is 41%.

(4) Numbers have been rounded.

Samarco mineral reserves decreased by 3%, due to mine depletion, consisting of 27 Mt (not adjusted to reflect our 50% ownership).

VALE ANNUAL REPORT FORM 20-F | 98

Table of Contents	Lines of Business

3.4. Other Investments

Below is a list of our main other investments.

VLI. VLI provides integrated logistics solutions with assets strategically distributed between the North and Southeast Systems, covering five logistics corridors: North, Southeast, East, Minas-Rio and Minas-Bahia. Its multimodal operations are made possible by an extensive rail network of 7,940 kilometers (Ferrovia Centro-Atlântica S.A. and Ferrovia Norte-Sul S.A.), nine integrating terminals and eight port terminals. Among the main products transported are grains, steel and construction products, industrial items, sugar and fertilizers. We hold a 29.6% stake in VLI and we are part of a shareholders’ agreement with FI-FGTS, Mitsui, Brookfield and BNDESPar, which hold the remaining equity stakes. In 2025, VLI handled a total of 43.47 billion TKU of general cargo, including 36.86 billion TKU from FCA and FNS.) VLI’s main assets include:

•	Ferrovia Norte-Sul-Tramo Norte (FNS): An important export route connecting the Midwest and Northeast regions, 720 km long, crossing 25 cities in two states (Maranhão and Tocantins), connecting Açailândia (Maranhão) to Porto Nacional (Tocantins). The concession runs until December 2037.
•	Ferrovia Centro-Atlântica S.A. (FCA): The main axis of integration between the Southeast, Northeast and West regions, with a length of 7,220 km. It covers more than 300 municipalities in seven Brazilian states (Minas Gerais, Espírito Santo, Rio de Janeiro, Sergipe, Goiás, Bahia and São Paulo) and the Federal District. The concession runs until August 2026, with negotiations underway for renewal with the Ministry of Transport.
•	Terminal Integrador Portuário Luiz Antônio Mesquita (Tiplam)–Santos (SP): Authorized to operate until October 2039, the terminal has been ISO 14001 certified (environmental management) since December 2021.
•	Terminal Marítimo Inácio Barbosa (TMIB) – Aracaju (SE): Authorized to operate port cargo until June 2040.
•	Terminal Portuário São Luís (TPSL) – São Luís (MA): Regulated operation under contract with Empresa Maranhense de Administração Portuária (EMAP) until March 2028. Since December 2021, it has been ISO 14001 certified (environmental management).
•	Trato (VLI Ventures): VLI startup that develops innovative digital solutions for road logistics optimization, offering services such as digital carrier, scheduling, registration and orchestration, with a focus on efficiency and competitiveness.
•	Right to purchase capacity of the Vitória-Minas Railroad (EFVM) and Carajás Railroad (EFC) for general cargo.
•	Right to purchase capacity of the terminals of Terminal de Tubarão - Vitória (ES) - Produtos Diversos (TPD), Terminal de Tubarão - Vitória (ES) - Granéis Líquidos (TGL) and Terminal de Praia Mole (TPM) - Vitória (ES).

MRS Logística S.A. (MRS). The MRS railroad, in which we hold a 49.0% direct and indirect equity interest, is 1,643 kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. The MRS railroad transports our iron ore products from the Southern System mines to our maritime terminals. In 2025, it transported a daily average of 352,798 metric tons of iron ore and 230,766 metric tons of other cargo.

VALE ANNUAL REPORT FORM 20-F | 99

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

VALE ANNUAL REPORT FORM 20-F | 100

Table of Contents	RESERVES AND RESOURCES

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

VALE ANNUAL REPORT FORM 20-F | 101

Table of Contents	RESERVES AND RESOURCES

We periodically revise our reserve estimates when we have new geological data, economic assumptions or mining plans. During 2025, we performed an analysis of our mineral reserve estimates for certain projects and operations, which are presented in this report. Mineral Reserve estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves at each mine. For some of our operations, the projected exhaustion date includes stockpile reclamation. Where we own less than 100% of the operation, mineral reserve estimates have been adjusted to reflect our proportional ownership interest. Certain numbers in the tables, discussions and notes have been rounded. For a description of risks relating to mineral reserves and mineral resources estimates, see Overview—Risk Factors.

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

The economic viability of our mineral reserves was tested based on commodity price assumptions valid as of December 31, 2025.

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

For each mineral resource estimate, at least an initial assessment was undertaken that assessed likely infrastructure, mining, and process plant requirements; mining methods; process recoveries and throughputs; environmental, permitting, and social considerations relating to the proposed mining and processing methods, and proposed waste disposal, and technical and economic considerations in support of an assessment of reasonable prospects of economic extraction. The assumptions made in the estimation of our mineral resources may differ from those made in the estimation of our mineral reserves, because (i) the extraction of mineral resources occurs over a longer period of time, compared to the extraction of reserves, and (ii) different timing for mineral resource estimation and the economic analysis for purposes of reserve estimation or review. As of December 31, 2025, all the assumptions, including commodity price and resource mine designs, considered for our resource estimation continue to provide a reasonable basis for establishing the prospects of economic extraction of mineral resources.

We periodically revise our mineral resource estimates when we have new geological data, economic assumptions or mining plans. During 2025, we performed an analysis of our mineral resource for certain projects and operations, which is presented in this report. Mineral resource estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral resources at each mine. Where we own less than 100% of the operation, resource estimates have been adjusted to reflect our proportional ownership interest. All mineral resources presented are exclusive of mineral reserves. Certain numbers in the tables, discussions and notes have been rounded. For a description of risks relating to resource and reserve estimates, see Overview—Risk Factors. Our mineral resource estimates are based on certain assumptions about prices as shown in the tables below.

VALE ANNUAL REPORT FORM 20-F | 102

Table of Contents	RESERVES AND RESOURCES

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

Iron Ore Mineral Reserves at December 31, (13)
(Tonnage in metric million tons inclusive moisture and dry %Fe grade)
	Proven – 2025(1)(2)		Probable – 2025(1)(2)		Total – 2025(1)(2)		Total – 2024(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System (3)
Itabira (4)	738.5	46.6	412.8	44.4	1,151.3	45.8	759.7	45.6
Minas Centrais (5)	902.9	42.1	786.1	50.6	1,688.9	46.0	1,203.3	47.9
Mariana (6)	419.4	52.7	308.2	53.3	727.6	53.0	755.5	53.1
Southeastern System - total	2,060.9	45.9	1,507.0	49.4	3,567.9	47.4	2,718.5	48.7
Southern System (7)
Vargem Grande (8)	1,602.9	43.7	2,325.4	43.4	3,928.2	43.5	3,682.9	42.5
Paraopeba (9)	276.3	44.3	250.5	51.5	526.9	47.7	360.9	53.0
Southern System - total	1,879.2	43.8	2,575.9	44.2	4,455.1	44.0	4,043.8	43.5
Northern System (10)
Serra Norte (11)	374.0	65.0	1,138.3	64.5	1,512.3	64.6	1,567.9	64.8
Serra Sul (12)	1,416.1	65.5	2,189.0	65.2	3,605.1	65.3	3,401.6	65.4
Serra Leste	87.9	64.0	274.2	64.5	362.0	64.4	368.3	64.4
Northern System - total	1,878.0	65.4	3,601.4	64.9	5,479.4	65.1	5,337.8	65.2
Total	5,818.1	51.5	7,684.3	55.0	13,502.4	53.5	12,100.0	54.2

(1) Iron Ore Reserve estimates stated as metric million tons inclusive moisture and dry %Fe grade; following moisture contents: 1.24% Itabira; 6.35% Minas Centrais; 6.40% Mariana; 5.03% Vargem Grande; 6.01% Paraopeba; 7.46% Serra Norte; 6.83% Serra Sul; 5.65% Serra Leste. Our Iron Ore mineral reserve estimates are of in-situ material, except for 141.2 Mt tons of stockpile included in the Mariana Complex and 96.6 Mt tons of Gelado tailings dam ore in Serra Norte.

(2) The mineral reserve economic viability was determined based price curve with the long-term price being US$84.3/dmt for 62% iron grade.

(3) Average product recoveries (tonnage basis) of the iron ore reserves are: 60.7% for Itabira, 64.8% for Minas Centrais and 90.8% for Mariana.

(4) The Itabira integrated operation includes Conceição and Minas do Meio mines.

(5) Minas Centrais complex comprises the reserves for Brucutu and Morro Agudo mines and Apolo project.

(6) Mariana complex includes Alegria, Fábrica Nova and Fazendão and Capanema mines.

(7) Average product recoveries (tonnage basis) of the iron ore reserves are: 55.4% for Vargem Grande and 66.4% for Paraopeba.

(8) Vargem Grande complex includes Sapecado, Galinheiro, Tamanduá, Horizontes and Abóboras mines.

VALE ANNUAL REPORT FORM 20-F | 103

Table of Contents	RESERVES AND RESOURCES

(9) Paraopeba complex includes João Pereira and Segredo, Mar Azul, Capão Xavier and Viga mines.

(10) Average product recoveries (tonnage basis) of the iron ore reserves are: 96.7% for Serra Norte, 100% for Serra Leste and 100% for Serra Sul.

(11) Serra Norte complex includes N4W, N4E and N5 mines, Gelado tailings dam operation, and N1, N2 and N3 projects.

(12) Serra Sul complex includes S11D and S11C orebodies.

(13) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 104

Table of Contents	RESERVES AND RESOURCES

Variations in iron mineral reserves from 2024 to 2025 reflect depletion resulting from mine production for operating mines (corresponding to approximately 338Mt), upgrades resulting from the incorporation of additional mineral exploration data, primarily derived from drilling programs, and, consequently review of the resource model and mine designs at Itabira, Minas Centrais, Vargem Grande, Paraopeba, Serra Norte and Serra Sul complexes. Additionally, in 2025, there was an increase in mineral reserves at the Brucutu operation (Minas Centrais Complex) resulting from the model extension, now incorporating the Serra do Tamanduá orebody.

The main changes are summarized below:

•	In the Northern System, our mineral reserves increased 3%, to 5.5 Bt in 2025 compared to 5.3 Bt in 2024. The changes on the three complexes were mainly due to reversions of environmental constraints and mine designs, that were partially offset by 184Mt of mine depletion.
•	In the Serra Sul Complex, our mineral reserves increased 6%, to 3,605 Mt in 2025 compared to 3,402 Mt in 2024, mostly due to revisions of mine design (122 Mt) and environmental constraints (304 Mt) that were partially offset by 93 Mt mine depletion and 82 Mt from model review. There have been no material changes in the reported mineral reserve or mineral resource or in the material assumptions and information since the last technical report summary filed for the Serra Sul Complex.
•	In the Serra Norte Complex, our mineral reserves decreased by 4%, to 1,512 Mt in 2025 compared to 1,568 Mt in 2024. This decrease was due to a 85 Mt mine depletion, 64 Mt related to environmental constraints and 23 Mt model reviews, offset by a 110 Mt from the mine design review. Although these changes are not individually material, given the cumulative changes since the last technical report summary filed for the Serra Norte Complex, we are filing an updated technical report summary as Exhibit 96.1 to this annual report.
•	In the Serra Leste Complex, our mineral reserves decreased by 2%, to 362 Mt in 2025 compared to 368 Mt in 2024, due to depletion.
•	In the Southeastern System, our mineral reserves increased 31%, to 3.6 Bt in 2025 compared to 2.7 Bt in 2024.
•	The Itabira Complex reached a 52% mineral reserve increased, to 1,151 Mt in 2025 compared to 760 Mt in 2024), mostly due to additions resulting from the incorporation of new mineral exploration data and consequent updates to the resource model, in addition to the infrastructure constraints review and advances in mineral processing studies, which enabled the expansion of the capacity to process new materials, offset by 40 Mt mine depletion. Due to these changes, the Itabira exhaustion date has been extended. The mineral reserves of Minas Centrais Complex increased 40%, to 1,689 Mt in 2025 compared to 1,203 Mt in 2024, mostly due to 332 Mt of additions resulting from the extension of the model, now incorporating the Serra do Tamanduá orebody, 101 Mt of mine design review in Brucutu, offset by 37 Mt mine depletion. The mineral reserves of Mariana Complex decreased by 28 Mt due to mine depletion.
•	In the Southern System, our mineral reserves increased by 10%, to 4,455 Mt in 2025 compared to 4,044 Mt in 2024. The mineral reserves of Vargem Grande Complex increased by 245 Mt due to a 286 Mt of additions resulting from the incorporation of new mineral exploration data and consequent updates to the resource model and mine designs, which was offset by 41 Mt from mine depletion. The mineral reserves of Paraopeba Complex increased by 166 Mt mainly due to 175 Mt of additions in João Pereira and Segredo, these resulted from resource model and mine design review, which now include friable Itabirite, partially offset by mine depletion.

VALE ANNUAL REPORT FORM 20-F | 105

Table of Contents	RESERVES AND RESOURCES

		Iron Ore integrated operations
	Type	Operating since	Projected exhaustion date – 2025(1)	Projected exhaustion date – 2024(2)	Vale interest (%)
Southeastern System
Itabira	Open pit	1957	2053	2041	100
Minas Centrais	Open pit	1994	2062	2057	100
Mariana	Open pit	1976	2054	2054	100
Southern System
Vargem Grande	Open pit	1942	2129	2149	100
Paraopeba	Open pit	2003	2068	2045	100
Northern System
Serra Norte	Open pit	1984	2048	2045	100
Serra Sul	Open pit	2016	2067	2060	100
Serra Leste	Open pit	2014	2068	2077	100

(1) Indicates the life-of-mine for the operating mine with the longest projected exhaustion date in the complex, as of December 31, 2025.

(2) Projected exhaustion dates estimated as of December 31, 2024. Projected exhaustion dates in this column are superseded by the estimates indicated under “Projected exhaustion date – 2025”.

VALE ANNUAL REPORT FORM 20-F | 106

Table of Contents	RESERVES AND RESOURCES

Iron Ore Mineral Resources as of December 31, (11)
(Tonnage in metric million tons inclusive moisture and dry %Fe grade)
	Measured - 2025(1)(2)		Indicated - 2025(1)(2)		Measured and Indicated - 2025(1)(2)		Inferred - 2025(1)(2)		Measured and Indicated - 2024(1)		Inferred - 2024(1)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Southeastern System
Itabira (3)	235.6	51.5	595.9	46.6	831.5	48.0	410.7	43.9	480.4	48.2	258.0	41.9
Minas Centrais (4)	1,065.7	39.8	1,186.7	40.4	2,252.4	40.1	984.5	41.8	1,680.8	41.6	1,136.9	42.3
Mariana (5)	2,958.4	41.2	2,694.0	39.8	5,652.4	40.5	2,654.8	39.6	5,655.9	40.5	2,654.8	39.6
Southeastern System – total	4,259.7	41.4	4,476.5	40.9	8,736.2	41.1	4,049.9	40.6	7,817.1	41.2	4,049.7	40.5
Southern System
Vargem Grande (6)	1,489.5	41.9	1,974.2	40.8	3,463.7	41.3	2,647.7	39.0	3,052.5	40.2	2,165.0	37.2
Paraopeba (7)	1,940.7	41.7	1,815.6	39.2	3,756.3	40.5	1,407.3	38.1	2,982.3	42.5	1,982.5	38.5
Southern System - total	3,430.2	41.8	3,789.8	40.0	7,220.0	40.9	4,055.0	38.7	6,034.8	41.3	4,147.5	37.8
Northern System
Serra Norte (8)	846.4	66.5	505.1	65.9	1,351.5	66.3	302.7	66.2	1,292.8	66.4	425.3	66.4
Serra Sul (S11) (9)	443.3	65.5	261.1	64.4	704.4	65.1	100.6	64.6	897.1	65.6	115.6	64.6
Serra Leste (SL1)	241.0	53.3	222.9	54.4	464.0	53.8	48.5	49.3	464.0	53.8	48.5	49.3
Serra do Rabo (10)	316.3	66.3	192.7	65.7	508.9	66.1	69.9	65.6	508.9	66.1	69.9	65.6
Northern System - total	1,847.0	64.5	1,181.8	63.4	3,028.8	64.0	521.7	64.2	3,162.8	64.3	659.3	64.7
Total	9,537.0	46.0	9,448.1	43.3	18,985.0	44.7	8,626.6	41.1	17,014.8	45.6	8,856.5	41.0

(1) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Iron Ore mineral resources estimates stated as metric million tons inclusive moisture and dry %Fe grade; following moisture contents: 1.32% Itabira; 4.85% Minas Centrais; 3.43% Mariana; 4.37% Vargem Grande; 5.53% Paraopeba; 7.77% Serra Norte; 6.71% Serra Sul; 4.68% Serra Leste; and 7.72% Serra do Rabo. Our Iron Ore mineral resources estimates are of in-situ material, except for 92.6 Mt tons of Gelado tailings dam material in Serra Norte.

(2) The mineral resources prospects of economic extraction were determined based on a long-term price of US$92.3/dmt for 62% iron grade.

(3) The Itabira integrated operation includes Conceição and Minas do Meio mines.

(4) Minas Centrais integrated operation includes Brucutu and Morro Agudo mines and the Apolo project.

(5) Mariana integrated operation includes Alegria, Fábrica Nova and Fazendão and Capanema mines.

(6) Vargem Grande integrated operation includes Sapecado, Galinheiro, Tamanduá, Horizontes and Abóboras mines.

(7) Paraopeba integrated operation includes João Pereira and Segredo, Mar Azul, Capão Xavier and Viga mines.

(8) Serra Norte integrated operation includes N4W, N4E and N5 mines, Gelado tailings dam operation, in addition to N1, N2 and N3 projects.

(9) Serra Sul integrated operation includes S11D and S11C deposits.

(10) Serra do Rabo project includes S43P, S44P, S45E, and S45W deposits.

(11) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 107

Table of Contents	RESERVES AND RESOURCES

The main changes are summarized below:

•	In the Northern System, our mineral resources decreased 7%, to 3.6 Bt in 2025 compared to 3.8 Bt in 2024. The changes on the Serra Norte and Serra Sul complexes were mainly due to the conversion of mineral resources into mineral reserves and environmental constraints reviews.
◦	The mineral resource at Serra Sul Complex decreased by 208 million tons (a 21% decrease of the exclusive mineral resource) mostly due to the conversion of mineral resources into mineral reserves.
◦	The mineral resource at Serra Norte Complex decreased by 64 million tons (a 4% decrease of the exclusive mineral resource) mostly due to mineral resource model update and environmental constrains review.
•	In the Southeastern System, our mineral resources increased 8%, to 12.8 Bt in 2025 compared to 11.9 Bt in 2024:
◦	The mineral resource at Itabira Complex increased by 504 million tons (a 68% increase of the exclusive mineral resource) for the same reasons described in the mineral reserve changes, partially offset by the conversion to mineral reserves.
◦	The mineral resource at Minas Centrais Complex increased by 419 million tons (a 15% increase of the exclusive mineral resource) mostly due to mineral resource model extension, now incorporating the Serra do Tamanduá orebody which was partially offset by the conversion into mineral reserves.
•	In the Southern System, our mineral resources increased by 11%, to 11.3 Bt in 2025 compared to 10.2 Bt in 2024.
◦	The mineral resource at Vargem Grande complex increased by 894 million tons (a 17% increase of exclusive mineral resource) mostly due to additions and resource model review. The mineral resource at Paraopeba Complex increased by 199 million tons, a 4% increase due to mineral resource model update and cut-off change.

VALE ANNUAL REPORT FORM 20-F | 108

Table of Contents	RESERVES AND RESOURCES

NICKEL MINERAL RESERVES AND MINERAL RESOURCES

We periodically review the economic viability of our nickel mineral reserves considering changes in the nickel industry.

Our nickel reserves and resources have been adjusted to reflect our ownership in VBM and PTVI.

Nickel Mineral Reserves as of December 31, (11)
(Tonnage in millions of dry metric tons. Grades in %)
	Proven – 2025(1)(2)(3)		Probable – 2025(1)(2)(3)		Total – 2025(1)(2)(3)		Total – 2024(1)(2)(3)		Recovery Range (%)(10)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury (4)	26.1	1.42	37.3	1.39	63.4	1.40	64.5	1.42	65-90
Thompson	0.0	—	0.0	—	0.0	—	–	0.00	–
Voisey’s Bay	17.8	1.82	7.8	1.65	25.6	1.77	26.4	1.82	70-84
Indonesia
PTVI (5)(7)
Saprolite (6)	39.3	1.71	31.6	1.67	70.9	1.69	65.5	1.72	89.3(6)
Limonite (8)	60.2	1.16	71.4	1.11	131.7	1.13	105.9	1.14	–
Brazil
Onça Puma (9)	45.4	1.62	40.6	1.45	86.0	1.54	86.8	1.54	86.5
Total	188.8	1.48	188.7	1.35	377.5	1.42	349.1	1.45

(1) Tonnage is in millions of dry metric tons. Ni grades are in (%). Mineral reserves are dry tonnes run-of-mine material after adjustment for mining dilution ahead of the feed plants for all areas except Sorowako saprolite (42% of saprolite mineral reserve) that includes screening and drying and Onça Puma where the point of reference is dry recovered tons to the processing plant.

(2) Mineral reserves have been adjusted to reflect our 90% ownership in VBM. In the case of PTVI, reserves have been adjusted to reflect our 30.5% ownership.

(3) The mineral reserve economic viability was determined based on a price curve with a long-term price of US$17,625/t for Nickel.

(4) Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson and Totten underground mines and Stobie open pit mine.

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

(8) The PTVI nickel limonite mineral reserves includes material from Bahodopi 2-3, Pomalaa and Sorowako Limonite projects.

(9) Estimated consolidated nickel mineral reserves include 5.1 million dry metric tons of stockpile.

(10) Recovery range is overall metal recovered to point of first material sale.

(11) Numbers have been rounded.

At our Sudbury operations, our mineral reserves decreased by 2%, to 70.4 Mt in 2025 compared to 71.7 Mt in 2024 (not reflecting our 90% ownership interest). The changes were mainly due to downgrade to mineral resources of the material from Copper Cliff Pit reducing 13.9 Mt, as consequence of changes on economic assumptions, and 3.1 Mt of mining depletion, what was partially offset by 15.7 Mt of positive changes due to mine design reviews and cut-off reduction. Due to this material change we are filing an updated technical report summary for Sudbury, Ontario, as Exhibit 96.3 to this annual report.

At Voisey’s Bay, our mineral reserves decreased by 3%, to 28.4 Mt in 2025, from 29.3 Mt in 2024, due to mining depletion. This variation does not reflect our current 90% ownership in this property.

We continue to operate and produce from our mine in Thompson; however, we currently do not have mineral reserves for this property.

At Onça Puma, our mineral reserves decreased by 1%, to 95.5 Mt in 2025, from 96.4 Mt in 2024, due to mining depletion. This variation does not reflect our current 90% ownership in this property.

Our PTVI mineral reserve increased by 18% or 102.1 Mt (not reflecting our 30.5% ownership interest). The changes are mainly due to the incorporation of limonite material from the Bahodopi 2-3 project into mineral reserve as well as cut-off reduction for the saprolite portion of the same project. The increase was partially offset by mining depletion as well as mine design review in Sorowako.

VALE ANNUAL REPORT FORM 20-F | 109

Table of Contents	RESERVES AND RESOURCES

		Nickel Ore Mines
	Type	Operating since	Projected exhaustion date – 2025(1)	Projected exhaustion date – 2024(2)	Vale interest (%)
Canada
Sudbury	Underground	1885	2046	2047	90
Voisey’s Bay(3)	Open pit/ Underground	2005	2039	2038	90
Indonesia
PTVI	Open pit	1977	2045	2045	30.5
Brazil
Onça Puma	Open cast	2010	2068	2073	90

(1) Indicates the life-of-mine for the operating mine with the longest projected exhaustion date in the complex, as of December 31, 2025, not reflecting our ownership interest.

(2) Projected exhaustion dates (Reserve Only) estimated as of December 31, 2024. Projected exhaustion dates in this column are superseded by the estimates indicated under “Projected exhaustion date – 2025.”

(3) Voisey’s Bay is transitioning from an open pit mine to a mainly underground mining operation.

VALE ANNUAL REPORT FORM 20-F | 110

Table of Contents	RESERVES AND RESOURCES

	Nickel Mineral Resources as of December 31, (9)
	(Tonnage in millions of dry metric tons. Grades in (%))
	Measured - 2025(1)(2)(3)		Indicated - 2025(1)(2)(3)		Measured and Indicated- 2025(1)(2)(3)		Inferred - 2025(1)(2)(3)		Measured and Indicated- 2024(1)(2)(3)		Inferred - 2024(1)(2)(3)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(4)	14.5	1.04	36.8	1.33	51.3	1.24	73.3	0.9	44.8	1.22	21.9	1.2
Thompson(5)	2.4	2.08	13.7	1.91	16.2	1.93	20.3	0.9	16.6	1.96	20.4	0.9
Voisey’s Bay	1.8	1.23	12.3	1.52	14.0	1.48	8.5	1.5	1.8	1.30	6.8	1.8
Indonesia
PTVI (6)
Saprolite (7)	13.3	1.33	64.3	1.39	77.7	1.38	99.8	1.7	50.7	1.70	87.9	1.8
Limonite (8)	14.8	1.11	92.0	1.15	106.8	1.14	20.8	1.0	94.6	1.14	9.5	1.1
Brazil
Onça Puma	12.7	1.43	33.1	1.37	45.8	1.39	3.3	1.2	52.7	1.32	3.0	1.2
Total	59.5	1.25	252.2	1.32	311.7	1.31	226.2	1.3	261.3	1.35	149.4	1.5

(1) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Ni grades are in (%). Point of reference for the mineral resource estimate is in situ.

(2) Mineral resources have been adjusted to reflect our 90% ownership in VBM. In the case of PTVI, resources have been adjusted to reflect our 30.51’% ownership.

(3) The mineral resource prospects of economic extraction were determined based on prices ranging from: US$13,376/t – US$21,069/t, depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.

(4) Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff (including the Copper Cliff project), Creighton, Stobie, Garson, Totten, Nickel Rim South Extension (formerly Victor) and Ella Capre deposits.

(5) Thompson mineral resources includes material from T1, T3 and Pipe 2 deposits.

(6) The reported mineral resources may differ in quantity or quality from those reported in other jurisdictions, under different standards.

(7) The PTVI nickel saprolite mineral resources includes material from Sorowako operations, Bahodopi 2-3, Pomalaa and Tanamalia projects.

(8) The PTVI nickel limonite mineral resources include material from Sorowako Limonite, Bahodopi 2-3, Tanamalia and Pomalaa projects.

(9) Numbers have been rounded.

At Sudbury, our mineral resource increased by 87% to 138.4 Mt, from 74.1 Mt in 2024. This significant growth is mainly due to the review of the criteria for Reasonable Prospects for Economic Extraction, as well as the downgrade from mineral reserves into mineral resources of the material from Copper Cliff Pit project. This change does not reflect our current 90% interest in this property.

At Voisey’s Bay, our mineral resource increased by 163% to 25.1 Mt, from 9.5 Mt in 2024, as result of significant investment in mineral exploration programs at the complex, incorporating additional mineral resources and improving the confidence level. These figures do not reflect our 90% ownership.

The mineral resource at Onça Puma decreased by 12% to 54.5 Mt, from 62 Mt in 2024, due to mine design reviews. These figures do not reflect our 90% ownership.

At PTVI, our mineral resources increased by 26% to 1,000.2 Mt, from 795.3 Mt in 2024, mostly due to new drilling information in Bahodopi 2-3 and the first disclosure of limonite portion of Bahodopi 2-3 project , in addition to model and mine design reviews in Sorowako. This variation does not reflect our current 30.5% ownership in the property.

VALE ANNUAL REPORT FORM 20-F | 111

Table of Contents	RESERVES AND RESOURCES

COPPER MINERAL RESERVES AND MINERAL RESOURCES

Our copper reserves and resources have been adjusted to reflect our ownership in VBM.

	Copper Mineral Reserves as of December 31, (8)
	(Tonnage in millions of dry metric tons. Grades in (%))
	Proven – 2025(1)(2)(3)		Probable – 2025(1)(2)(3)		Total – 2025(1)(2)(3)		Total – 2024(1)(2)(3)		Recovery Range (%)(7)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(4)	26.1	1.77	37.3	1.37	63.4	1.54	64.5	1.34	80-90
Voisey’s Bay	17.8	0.82	7.8	0.77	25.6	0.80	26.4	0.83	79-97
Brazil
Sossego (5)	73.6	0.72	40.2	0.45	113.7	0.63	59.1	0.55	87.1
Salobo (6)	314.7	0.59	606.6	0.60	921.2	0.60	951.9	0.61	86.5
Total	432.1	0.69	691.6	0.64	1,123.9	0.66	1,101.9	0.65

(1) Tonnage is in millions of dry metric tons. Cu grades are in (%). Point of reference for the mineral reserve estimate is the point of delivery to the process plant.

(2) The Mineral Reserves have been adjusted to reflect our 90% ownership in VBM.

(3) The mineral reserve economic viability was determined based on a price curve with a long-term price of US$9,950/t for copper.

(4) Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson and Totten underground mines and Stobie open pit mine.

(5) Estimated consolidated copper mineral reserves includes Sequeirinho, Bacaba and Mata II pits, in addition to 31.1 million dry metric tons of stockpile.

(6) Estimated consolidated copper mineral reserves include 238.3 million dry metric tons of stockpile.

(7) Recovery range is overall metal recovered to point of first material sale.

(8) Numbers have been rounded.

In Canada, the mineral reserves for Sudbury and Voisey’s Bay have decreased for the same reasons discussed above in connection with the nickel reserves.

At the Sossego Complex, our mineral reserves increased by 92% to 126.3 Mt in 2025, from 65.7 Mt in 2024, due to the conversion of the material from Bacaba project into mineral reserves, partially offset by mining depletion of approximately 11.8 Mt. This increase does not reflect our current 90% ownership interest in the property. Due to these changes, the Sossego Complex exhaustion date has been extended.

At Salobo operations, our mineral reserves decreased by 3%, to 1023.6 in 2025, from 1057.7 Mt in 2024, mainly due to mining depletion and partially offset by mine design review. These figures do not reflect our current 90% ownership in this property. Given time elapsed since our last technical report summary for Salobo, we are filing an updated technical report summary as Exhibit 96.4 to this annual report.

		Copper ore mines
	Type	Operating since	Projected exhaustion date – 2025(1)	Projected exhaustion date – 2024(2)	Vale interest (%)
Canada
Sudbury	Underground	1885	2047	2047	90
Voisey’s Bay(3)	Open pit/ Underground	2005	2039	2038	90
Brazil
Sossego	Open pit	2004	2036	2030	90
Salobo	Open pit	2012	2050	2057	90

(1) Indicates the life-of-mine for the operating mine with the longest projected exhaustion date in the complex, as of December 31, 2025.

VALE ANNUAL REPORT FORM 20-F | 112

Table of Contents	RESERVES AND RESOURCES

(2) Projected exhaustion dates (Reserve Only) estimated as of December 31, 2024. Projected exhaustion dates in this column are superseded by the estimates indicated under “Projected exhaustion date – 2025.”

(3) Voisey’s Bay is transitioning from an open pit mine to a mainly underground mining operation.

VALE ANNUAL REPORT FORM 20-F | 113

Table of Contents	RESERVES AND RESOURCES

Copper Mineral Resources as of December 31, (9)
(Tonnage in millions of dry metric tonnes. Grades in (%))
	Measured - 2025(1)(2)(3)		Indicated - 2025(1)(2)(3)		Measured and Indicated- 2025(1)(2)(3)		Inferred - 20251)(2)(3)		Measured and Indicated- 2024(1)(2)(3)		Inferred - 2024(1)(2)(3)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(4)	14.5	0.67	36.8	2.04	51.3	1.65	73.3	1.0	44.8	2.00	21.9	1.5
Thompson	2.4	0.12	13.7	0.14	16.2	0.13	20.3	0.1	16.7	0.14	20.4	0.1
Voisey’s Bay	1.8	0.79	12.3	0.65	14.0	0.67	8.5	0.8	1.8	1.02	6.8	0.9
Brazil
Sossego(5)	267.1	0.71	515.0	0.64	782.1	0.66	216.0	0.7	773.0	0.63	55.0	0.7
Salobo	10.4	0.48	551.9	0.45	562.3	0.45	177.9	0.5	496.4	0.47	244.9	0.5
Alemão	61.5	1.82	67.7	1.27	129.2	1.53	73.7	0.9	110.4	1.65	28.7	1.1
Paulo Afonso(6)	361.1	0.57	646.4	0.54	1,007.5	0.55	482.6	0.5	979.2	0.60	428.3	0.5
Furnas(7)	–	–	248.1	0.59	248.1	0.59	176.4	0.5	110.6	0.61	203.0	0.6
Indonesia
Onto(8)	–	–	1,174.0	0.85	1,174.0	0.85	984.9	0.6	1,174.0	0.85	984.9	0.6
Total	718.7	0.73	3,265.9	0.69	3,984.6	0.69	2,213.6	0.6	3,706.9	0.71	1,993.9	0.6

(1) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Cu grades are in (%). Point of reference for the mineral resource estimate is in situ.

(2) Mineral resources have been adjusted to reflect our 90% ownership in VBM. In the case of Onto project, resources have been adjusted to reflect our 72% ownership.

(3) The mineral resource prospects of economic extraction were determined based on prices ranging from US$4,365/t – US$10,000/t for copper, depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.

(4) Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff (including the Copper Cliff project), Creighton, Stobie, Garson, Totten, Nickel Rim South Extension (formerly Victor), Blezard and Ella Capre deposits.

(5) Sossego mineral resource includes material from Sequeirinho, Cristalino, Mata II, Bacaba, Barão,118, Cristalino 88, Borrachudo, Mata I, Sossego UG and Visconde projects.

(6) Paulo Afonso mineral resource includes material from Paulo Afonso, Pojuca, Gameleira and Grota Funda deposits.

(7) Furnas project is an earn-in agreement between VBM and Ero Copper Corp. that contemplates Ero Copper earning a 60% interest in the project upon completion of three phases of work resulting in a definitive feasibility study. The mineral resource estimate is reported on an in situ basis, with no operational, planned, or internal mining dilution, and no mining recovery factors applied.

(8) The reported mineral resources may differ in quantity or quality from those reported in other jurisdictions, under different standards.

(9) Numbers have been rounded.

For our Salobo operations, we improved the geological estimates confidence level, resulting in the conversion of inferred to indicated or measured mineral resources.

Our copper mineral resources in the Sossego Operation (Carajás South Hub) increased by 21%, to 998 Mt in 2025, from 828 Mt in 2024, mainly due to the upgrade to mineral resources of several exploration targets (Borrachudo, Cristalino 88, Mata I, Visconde Leste, and Sossego UG), as well as resource model review from Cristalino project, partially offset by resource model review from Visconde project and conversion to mineral reserve the material from Bacaba project.

The Alemão project mineral resource increased by 46% to 202.9 Mt in 2025 from 139.2 Mt in 2024 due to economic assumptions review and change in the planned mining method.

For Furnas mineral resources, the increase is due to the incorporation of new mineral exploration data and progress in technical studies, which now also include and open pit mining projection.

VALE ANNUAL REPORT FORM 20-F | 114

Table of Contents	RESERVES AND RESOURCES

In Indonesia, there are no changes in the Onto project mineral resource. These figures do not reflect our current 72% ownership in this project.

In Canada, the mineral resources for Sudbury and Voisey’s Bay have increased for the same reasons discussed above in connection with the nickel resources.

VALE ANNUAL REPORT FORM 20-F | 115

Table of Contents	RESERVES AND RESOURCES

PGMS AND OTHER PRECIOUS METALS MINERAL RESERVES AND MINERAL RESOURCES

We expect to recover significant quantities of precious metals as by-products of our concentrates from Sudbury, Sossego and Salobo operations.

Our PGMs and other precious metals reserves and resources have been adjusted to reflect our ownership in VBM.

	Precious Metals Mineral Reserves as of December 31, (8)
	(Tonnage in millions of dry metric tons. Grade in grams per dry metric ton)
	Proven – 2025(1)(2)(3)		Probable - 2025(1)(2)(3)		Total – 2025(1)(2)(3)		Total – 2024(1)		Recovery range (%)(7)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(4)
Platinum	26.1	1.21	37.3	0.92	63.4	1.04	64.5	0.8	65-75
Palladium	26.1	1.18	37.3	1.21	63.4	1.20	64.5	1.0	75-90
Gold	26.1	0.48	37.3	0.33	63.4	0.39	64.5	0.3	50-75
Brazil
Sossego(5)
Gold	73.6	0.10	40.2	0.13	113.7	0.11	59.1	0.2	63.6
Salobo(6)
Gold	314.7	0.34	606.6	0.34	921.2	0.34	951.9	0.4	67.6
Total Platinum	26.1	1.21	37.3	0.92	63.4	1.04	64.5	0.8
Total Palladium	26.1	1.18	37.3	1.21	63.4	1.20	64.5	1.0
Total Gold	414.3	0.30	684.0	0.32	1,098.3	0.32	1,075.6	0.3

(1) Tonnage is in millions of dry metric tons. Grade is grams per dry metric ton. Point of reference for the mineral reserve estimate is the point of delivery to the process plant.

(2) Mineral reserves have been adjusted to reflect our 90% ownership in VBM.

(3) The mineral reserve economic viability was determined based on long-term prices of: US$1,325/oz for platinum, US$1,050/oz for palladium, US$2,650/oz for gold. Gold reserves are reported on 100% basis and do not deduct the streaming amounts. For a description of our streaming arrangements with Wheaton, see Section 2.3 PGMs and other Precious Metals.

(4) Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson and Totten underground mines, in addition to Stobie open pit mine.

(5) Estimated consolidated copper mineral reserves includes Sequeirinho, Bacaba and Mata II pits, in addition to 31.1 million dry metric tons of stockpile.

(6) Estimated consolidated copper mineral reserves include 238.3 million dry metric tons of stockpile.

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

VALE ANNUAL REPORT FORM 20-F | 116

Table of Contents	RESERVES AND RESOURCES

	Precious Metals Mineral Resources as of December 31, (8)
	(Tonnage in millions of dry metric tons. Grade in grams per dry metric ton)
	Measured – 2025(1)(2)(3)		Indicated - 2025(1)(2)(3)		Measured and Indicated- 2025(1)(2)(3)		Inferred - 2025(1)(2)(3)		Measured and Indicated - 2024(1)(2)(3)		Inferred - 2024(1)(2)(3)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury (4)
Platinum	14.5	0.35	36.8	0.83	51.3	0.69	73.3	0.77	44.8	0.95	21.9	1.02
Palladium	14.5	0.42	36.8	1.03	51.3	0.86	73.3	0.94	44.8	1.16	21.9	1.19
Gold	14.5	0.10	36.8	0.31	51.3	0.25	73.3	0.30	44.8	0.39	21.9	0.36
Thompson
Palladium	2.4	0.36	13.7	0.34	16.2	0.34	20.3	0.16	16.6	0.39	20.4	0.16
Brazil
Sossego(5)
Gold	267.1	0.11	515.0	0.10	782.1	0.10	216.0	0.14	773.1	0.09	55.0	0.10
Salobo
Gold	10.4	0.25	551.9	0.22	562.3	0.22	177.9	0.31	496.3	0.24	244.9	0.29
Alemão
Gold	61.5	1.30	67.7	1.00	129.2	1.14	73.7	0.65	110.5	1.22	28.7	0.75
Paulo Afonso
Gold	361.1	0.06	646.4	0.09	1,007.5	0.08	482.6	0.10	979.2	0.09	428.3	0.10
Furnas(6)
Gold	–	–	248.1	0.31	248.1	0.31	176.4	0.31	110.6	0.39	203.0	0.34
Indonesia
Onto(7)
Gold	–	–	1,174.0	0.51	1,174.0	0.51	984.9	0.24	1,174.0	0.51	984.9	0.24
Total Platinum	14.5	0.35	36.8	0.83	51.3	0.69	73.3	0.77	44.8	0.95	21.9	1.02
Total Palladium	16.9	0.41	50.5	0.84	67.4	0.73	93.6	0.77	61.5	0.95	42.2	0.70
Total Gold	714.6	0.19	3,239.9	0.31	3,954.5	0.28	2,184.8	0.23	3,688.4	0.29	1,966.6	0.23

(1) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Grade is grams per dry metric ton. Point of reference for the mineral resource estimate is in situ.

(2) Mineral resources have been adjusted to reflect our 90% ownership in VBM.

(3) The mineral resource prospects of economic extraction were determined based on prices of: US$1,124/oz – US$1,350/oz for platinum, US$925/oz – US$1,450/oz for palladium and US$1,000/oz – US$2,300/oz for gold, in each case depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.

(4) Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff (including the Copper Cliff project), Creighton, Stobie, Garson, Totten, Nickel Rim South Extension (formerly Victor), Blezard and Ella Capre deposits.

(5) Sossego mineral resource includes material from Sequeirinho (including Pista and Phase 07), Cristalino, Mata II, Bacaba, Barão,118, Cristalino 88, Borrachudo, Mata I, Sossego UG and Visconde projects, in addition to TTX Stockpile.

VALE ANNUAL REPORT FORM 20-F | 117

Table of Contents	RESERVES AND RESOURCES

(6) Furnas project is an earn-in agreement between VBM and Ero Copper Corp. that contemplates Ero Copper earning a 60% interest in the project upon completion of three phases of work resulting in a definitive feasibility study. The mineral resource estimate is reported on an in situ basis, with no operational, planned, or internal mining dilution, and no mining recovery factors applied.

(7) The reported mineral resources may differ in quantity or quality from those reported in other jurisdictions, under different standards.

(8) Numbers have been rounded.

VALE ANNUAL REPORT FORM 20-F | 118

Table of Contents	RESERVES AND RESOURCES

In Sudbury, our mineral resource estimates for platinum, palladium and gold changed for the same reasons discussed above in connection with the nickel mineral resources. Mineral Resources estimates for gold changed for the same reasons discussed above in connection with the copper mineral resources.

COBALT MINERAL RESERVES AND MINERAL RESOURCES

Our cobalt reserves and resources have been adjusted to reflect our ownership in both VBM and PTVI.

	Cobalt Mineral Reserves as of December 31,(8)
	(Tonnage in millions of dry metric tons. Grades in %)
	Proven – 2025 (1)(2)(3)		Probable – 2025(1)(2)(3)		Total – 2025(1)(2)(3)		Total – 2024(1)(2)(3)		Recovery
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Range (%) (6)
Canada
Sudbury(4)	26.1	0.03	37.3	0.04	63.4	0.03	64.5	0.04	20-35
Voisey’s Bay(5)	17.8	0.11	7.8	0.10	25.6	0.11	26.4	0.12	70-86
Indonesia
PTVI (6)(7)	60.2	0.12	71.4	0.12	131.7	0.12	105.9	0.16	–
Total	104.1	0.10	116.6	0.09	220.7	0.09	196.8	0.11

(1) Tonnage is in millions of dry metric tons. Co grades are % of cobalt. Mineral reserves are dry tonnes run-of-mine material after adjustment for mining dilution ahead of the feed plants.

(2)Mineral reserves have been adjusted to reflect our 90% ownership in VBM. In the case of PTVI, resources have been adjusted to reflect our 30.5% ownership.

(3) The mineral reserve economic viability was determined based on long-term prices of: US$39,125/t for cobalt.

(4) Sudbury mineral reserves includes material from Coleman, Copper Cliff, Creighton, Garson and Totten underground mines, in addition to Stobie open pit mine.

(5) Cobalt reserves are reported on 100% basis and do not deduct the streaming amounts. For a description of our cobalt streaming arrangements, see Information on the Company—Lines of Business—Vale Base Metals—Cobalt.

(6) Recovery range is overall metal recovered to point of first material sale, except for PTVI where recovery is not applied since the project considers to selling run-of-mine.

(7) The PTVI cobalt mineral reserves are limonite material from Sorowako Limonite, Bahodopi 2-3 and Pomalaa projects with reserves supported by ROM sales agreements.

(8) Numbers have been rounded.

Our cobalt mineral reserves estimates changed in 2025 for the same reasons discussed above in connection with the nickel mineral reserve. The mine exhaustion dates for Cobalt are the same as stated above for Sudbury, Voisey’s Bay and PTVI.

VALE ANNUAL REPORT FORM 20-F | 119

Table of Contents	RESERVES AND RESOURCES

	Cobalt Mineral Resources as of December 31, (6)
	(Tonnage in millions of dry metric tons. Grades in %)
	Measured – 2025(1)(2)(3)		Indicated – 2025(1)(2)(3)		Measured and Indicated- 2025(1)(2)(3)		Inferred – 2025(1)(2)(3)		Measured and Indicated- 2024(1)(2)(3)		Inferred – 2024(1)(2)(3)
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Canada
Sudbury(4)	14.5	0.04	36.8	0.04	51.3	0.04	73.3	0.03	44.8	0.03	21.9	0.03
Thompson	2.4	0.02	13.7	0.03	16.2	0.03	20.3	0.02	16.6	0.03	20.4	0.02
Voisey’s Bay	1.8	0.07	12.3	0.10	14.0	0.09	8.5	0.09	1.8	0.06	6.8	0.12
Indonesia
PTVI(5)	14.8	0.10	92.0	0.12	106.8	0.11	20.8	0.10	94.6	0.11	9.5	0.11
Total	33.5	0.07	154.8	0.09	188.2	0.08	123.0	0.04	157.8	0.08	58.6	0.05

(1) Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Tonnage is in millions of dry metric tons. Co grades are % of cobalt. Point of reference for the mineral resource estimate is in situ.

(2) Mineral reserves have been adjusted to reflect our 90% ownership in VBM. In the case of PTVI, resources have been adjusted to reflect our 30.5% ownership.

(3) The mineral resource prospects of economic extraction were determined based on prices ranging from: US$33,833/t - US$56,300/t, depending on the mine. Variations in price for different mines are associated with timing of the associated estimate.

(4) Sudbury mineral resources includes material from selected zones within the Coleman, Copper Cliff (including the Copper Cliff project), Creighton, Stobie, Garson, Totten, Nickel Rim South Extension (formerly Victor), Blezard and Ella Capre deposits.

(5) The PTVI cobalt mineral resources includes Sorowako, Bahodopi 2-3, Tanamalia and Pomalaa projects material from limonites only.

(6) Numbers have been rounded.

Our cobalt mineral resource estimates changed in 2025 for the same reasons discussed above in connection with the nickel mineral resource.

VALE ANNUAL REPORT FORM 20-F | 120

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

Location	Mining title	Approximate area covered (in hectares)	Expiration date
Brazil		574,670	Indefinite
	Mining Concessions	278,598	Indefinite
	Application for Mining concessions	296,072	–
Canada		124,579	2026 – 2045
Ontario		105,469	2026 – 2045
	Patented mineral rights	81,145	Indefinite
	Mineral Leases	21,188	2026 – 2045
	Mining Licenses of occupation	3,136	Indefinite
Manitoba (1)	Mineral Leases	17,511	2034 – 2045
Newfoundland and Labrador	Mining Leases	1,599	2027
Indonesia		76,048	2026 – 2035
Sorowako(2)	IUPK	56,788	2035
Nusa Tenggara Barat (Hu’u Project)(3)	Contract of work	19,260	2026

(1) Manitoba - Conversion of the Order-in-Counsil Leases (OIC) to Mineral Leases concluded in 2026. Conversion of the OICs to Mineral claims is ongoing.

(2) Sorowako – The contract of work(CoW) was extended by a Special Mining Business License (IUPK). The total area of the CoW remains unchanged at 118,017 hectares, but only 56,788 hectares are designated for mining. The remaining 61,229 hectares are allocated for mine infrastructure and supporting areas. This license is valid for 10 years, with the option of applying for multiple extensions, each lasting 10 years.

(3) Nusa Tengara Barat – Contract of Work on Exploration stage which is annually renewed and can be renew indefinitely while at this stage. Operation and Production Stage will be valid for 30 years with two 10 years extensions, subject to government approval.

In addition to the concessions listed above, we have licenses and applications that allow us to explore 2,16 million hectares in Brazil and 472 thousand hectares for our mineral projects in other countries.

In Canada, we reached a Transition Agreement with the Manitoba Government that enabled renewal of our mineral rights by converting Order-in-Council Leases (OICs) to mineral leases and mining claims under the Mining Act. The process began in 2021 and continues as the final block of OICs is being converted to mining claims. All Mineral Leases have been granted.

VALE ANNUAL REPORT FORM 20-F | 121

Table of Contents	REGULATORY MATTERS

In 2024, Indonesia extended the Contract of Work (CoW) with an IUPK (Special Mining Business License), allowing PTVI to retain all 118,000ha. The area is now split into mining, infrastructure and easement zones. The IUPK lasts 10 years and can be renewed for further 10-year terms if legal requirements are met.

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

Brazilian states and municipalities. Several Brazilian states, including Minas Gerais and Pará, impose a mining inspection tax, which is currently assessed at rates ranging from US$0.41 to US$2.69 per metric ton of minerals produced in or transferred from the state.

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

In December 2024, the state of Pará enacted a law reducing from 50% to 40% the conversion of the mining inspection tax payments (TFRM) into construction projects. The related constructions will be delivered to the local communities and, therefore, will not be owned by us. In 2025, we disbursed US$288 million (compared to US$226 million in 2024) related to this tax. Also in December 2024, the state of Pará enacted a law increasing the rate of the mining inspection tax applied to copper extraction, from 3 to 110 fiscal reference units, representing a US$97.96 metric ton of concentrate, with effectiveness as of March 27, 2025. Subsequently, in May 2025, the State of Pará issued Decree No. 4,677, reducing the new TFRM rate on copper from 110 fiscal to 66 fiscal per metric ton, with effects retroacting to March 27, 2025.

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

In August 2022, the Supreme Court of Justice decided that the Brazilian states of Minas Gerais and Pará are authorized to impose the mining inspection tax. The decision became final and unappealable in September 2025.

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

VALE ANNUAL REPORT FORM 20-F | 122

Table of Contents	REGULATORY MATTERS

Indonesia. PTVI pays mining royalties on its nickel matte revenues of 3.5% when government reference prices are below US$18,000 per metric ton and up to 5.5% when prices exceed US$31,000 per metric ton. Royalties on nickel ore revenues follow the same price tiers, ranging from 14% to 19%.

ENVIRONMENTAL REGULATIONS

We are subject to environmental regulations that apply to our activities in the various jurisdictions in which we operate. Current laws require us to get approvals, licenses, permits, or authorizations from government authorities to build and operate our facilities. In most places where we operate, we need to submit assessments of the environmental and social impacts of our activities for approval by the relevant authorities. We also need to invest in measures to avoid, reduce, and compensate for these impacts. We must conduct our activities according to the terms of the approvals, licenses, permits, and authorizations issued by government authorities. The Decree 48,747, of December 29, 2023, which is applicable to dams included in the State Dam Safety Policy of the State Minas Gerais in Brazil (Law 23,291, of February 25, 2019), determines an environmental bond amount to be paid and maintained throughout the useful life of the dam as a requirement for the environmental licensing of such structures.

Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. Environmental regulations affecting our operations relate, among other matters to:

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

Below is a discussion of some key regulatory matters:

Protection of caves. In Brazil, natural underground caves are considered assets of the Federal Government and make up the national speleological heritage, protected by law. In 2008, a federal decree amended the regulation on the protection of natural caves in force at that time (Decree No. 99,556/1990) and established criteria for the classification of caves based on their relevance (maximum, high, medium or low), prohibiting irreversible impacts to areas considered of maximum relevance and allowing impacts on areas of other degrees of relevance with proper and prior environmental license. We are required to conduct extensive technical studies to identify the existence of caves in the area of influence of our operations and to determine the degree of relevance of each identified cave. When there is a need for intervention in a cave, we propose compensatory measures to Brazilian environmental regulators within the scope of the environmental licensing process. The occurrence of natural caves has been decisive in the planning and implementation of new mining projects, limiting or modifying the exploitation projects. In certain iron ore mining operations or projects, we may be required to limit or modify our mining plans or to incur additional costs to preserve maximum relevance caves or to compensate for the impact on non-maximum relevance caves, with potential consequences for our production volumes, costs or reserves in our iron ore business. In January 2022, Decree 10,935 was enacted, revoking its predecessor (Decree No. 99,556/90) to introduce new rules for the protection of caves, in particular with respect to relevance classification and forms of compensation. In 2025, the STF suspended the enforceability of certain provisions of Decree No. 10,935. As a result , some specific rules from the previous regulatory framework (Decree No. 99,556/1990) were reinstated. The case awaits a final judgment by the STF.

VALE ANNUAL REPORT FORM 20-F | 123

Table of Contents	REGULATORY MATTERS

Protection of Indigenous Peoples’ rights. A Brazilian regulation issued in 2015 (Interministerial Ordinance No. 60/2015) requires us to conduct impact assessments and define specific programs for the mitigation and/or compensation for the impacts of our operations and projects near Indigenous Lands and Quilombola Territories. This process is conducted in a participatory manner with the community involved, respecting their social and political organization and with the supervision of the relevant regulatory body. In addition to our legal obligations, we also aim to build positive relationships with Indigenous Peoples and traditional communities in our areas of influence. We establish agreements with these communities, focusing on ethnodevelopment, territorial protection, cultural and institutional strengthening, and other aspects. Our goal is to contribute to improving the quality of life and autonomy of these communities.

Regulations related to climate change. The ratification of the Paris Agreement in late 2016 significantly increased global pressure for the establishment of carbon pricing at local, regional and global levels, prompting signatories to intensify efforts to reduce greenhouse gas emissions. In 2024, Brazil announced a new Nationally Determined Contribution (NDC) target to reduce its emissions by 48% by 2025 and 53% by 2030. Additionally, in December 2024, the President of Brazil enacted a law establishing the Brazilian Greenhouse Gas Emissions Trading System (SBCE). The law provides rules for the pricing and the development of a regulated carbon market in Brazil which will be implemented gradually, adopting a cap-and-trade system. In October 2025, Brazil strengthened its climate governance by creating the Extraordinary Secretariat of the Carbon Market, subordinated to the Ministry of Finance. This interim body will manage the SBCE until a permanent agency is established, overseeing technical regulation, MRV infrastructure, asset registry, and stakeholder coordination. Also on October, 2025, the government announced the creation of the Brazilian Sustainable Taxonomy (TSB) through Decree No. 12.705/2025, setting science-based criteria aligned with global standards to classify sustainable economic activities. The taxonomy introduces measurable environmental and social safeguards and a three-tier evaluation framework, aiming to channel investments toward green projects, enhance transparency in sustainable finance, and ensure interoperability with international taxonomies.

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

Regulation of international maritime transportation. We are subject to health, safety, and environmental regulation by the International Maritime Organization (IMO). IMO rules apply not only to the international shipping, but also to the types of cargoes transported, including special rules for iron ore, nickel, and copper. Based on the approved 2023 Strategy on Reduction of GHG Emissions from Ships, IMO is currently discussing further measures for enhancing the energy efficiency of international shipping and reducing its overall greenhouse gas emissions, by the uptake of zero or near-zero technologies, fuels and/or energy sources. These measures, in addition to regulations on limiting sulfur oxides emissions and the management of ballast water, may increase our freight cost in the future. It is also expected that further discussions on scrubber wash water regulations will be concluded in 2026, which could restrain the use of open loop scrubbers locally. The International Convention for the Control and Management of Ships’ Ballast Water and Sediments requires compliant ships during their international voyages to manage their ballast water and sediments in accordance with certain parameters.

In 2022, the European Commission approved the proposals to regulate international shipping emissions. Starting in 2024, over a 3-year phase-in period shipping will be gradually introduced into the EU’s Emissions Trading System (ETS), a carbon market that operates in all EU countries targeting climate neutrality in the EU by 2050 . As of 2026, full implementation for the shipping sector is in effect, with the requirement to ship operators to purchase allowances for greenhouse gas emissions generated during voyages to, from, and between EU ports. Complementing the ETS, the Fuel EU Maritime Regulation—which became effective in 2025—sets progressively stricter greenhouse gas intensity standards for fuels used by vessels calling at EU ports. The first compliance period runs until 2029, requiring a 2% reduction in fuel GHG intensity compared to the baseline. These measures may increase our freight cost in the future.

VALE ANNUAL REPORT FORM 20-F | 124

Table of Contents	REGULATORY MATTERS

Other environmental laws and regulations. There are several examples of other environmental laws and regulations, and compliance initiatives that may affect our operations:

Brazil. There is a wide range of environmental laws and regulations applicable to our operations that require compliance with a series of obligations, including compensatory measures, related to the suppression of native vegetation, the protection of biomes and rare, endemic, threatened, or legally protected species, as well as areas subject to special protection, such as conservation units and permanent preservation areas, and archaeological and cultural heritage sites. Additionally, new projects involving activities with significant environmental impact must allocate financial resources to support the implementation and maintenance of full-protection Conservation Units, in order to fulfill the environmental compensation obligation established by Federal Law No. 9,985/2000. In 2023, the CVM issued Resolution No. 193, amended by Resolutions No. 219/2024 and 227/2025, which establishes requirements for the preparation and disclosure of sustainability-related financial information, including climate-related risks and opportunities, based on the international standards IFRS S1 and IFRS S2, making it mandatory for publicly traded companies and regulated entities as of the fiscal year starting on or after January 1, 2026. IFRS S2, specifically, sets detailed requirements for reporting on governance, strategy, risk management, and metrics and targets related to climate change, aligning Brazil with global best practices. We are the first mining company world wide to fully implement IFRS S1 and IFRS S2, anticipating regulatory requirements and reinforcing our commitment to transparency and climate management. In 2025, Law No. 15,190 was enacted, establishing the General Environmental Licensing Law, which sets forth a national regulatory framework aiming to standardize the environmental licensing process across the country.

We also maintain a comprehensive sustainability agenda for Brazil’s rail and port sectors, grounded in a solid regulatory framework. This includes the Sustainability Program for Federal Road and Railway Infrastructure (Programa de Sustentabilidade de Infraestrutura), the Sustainability Development Committees, and the 2025–2026 Regulatory Agenda, which embeds ESG principles and regulatory innovation into the oversight of terrestrial transport. In the port sector, key instruments include ANTAQ’s Environmental Performance Index (Índice de Desenvolvimento Ambiental) and Resolution 131/2025, which introduces the regulatory sandbox and the “Green Concession” model. Together, the Ministries of Transport and of Ports and Airports reinforce these efforts through the Interministerial Sustainability Guidelines and the MPOR Sustainability Policy, which establishes socio-environmental, climate, and governance criteria for infrastructure planning and operational practices across Brazil’s logistics system.

Canada. Canadian laws and policies to address climate change continue to develop, with ambitions to reduce greenhouse gas emissions. The Supreme Court of Canada upheld the Greenhouse Gas Pollution Pricing Act, a federal law to regulate greenhouse gas emissions, and confirmed this Act will apply in provinces that have not enacted equivalent legislation. In June of 2021, the federal government enacted the Canadian Net-Zero Emissions Accountability Act which enshrines Canada’s 2050 target of reaching net-zero emissions with a framework to set and report on milestone emissions reduction targets. In addition, Canada has legislated a gradual increase the price of carbon by CA$15 per year, reaching CA$170 per tonne by 2030. Evolving enforcement mechanisms related to contravention of environmental legislation are being advanced alongside review of opportunities to streamline compliance requirements. For instance, in Ontario, the government will be revisiting and potentially expanding the application of administrative monetary penalties at some point this year, while also advancing opportunities to streamline and develop permit-by-rule frameworks that will assist and clarify compliance requirements.

Some of our operations in Ontario and Manitoba have legacy conditions arising from historical mining activities that may result in potential impacts to surface and groundwater quality. To address these risks, we have invested in Water Quality Management Plans (WQMPs) at these operations to proactively identify areas with potential surface and/or groundwater impacts from both legacy and current activities, and to prioritize and implement mitigation and remediation measures based on relative environmental, human health, and regulatory risks. These plans are revised regularly to adapt to changing regulatory requirements, environmental risks, and best available technologies.

VALE ANNUAL REPORT FORM 20-F | 125

Table of Contents	REGULATORY MATTERS

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

BRAZILIAN REGULATION OF MINING DAMS

In 2019, ANM issued a regulation requiring upstream dam owners to submit a technical de-characterization project and completely de-characterize these structures in the coming years. Additionally, a wide range of measures was imposed to ensure the stability and safety of mining dams and their monitoring and alert systems.

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

In 2020, the state of Minas Gerais enacted the Decree No. 48,078, establishing the procedures for analyzing and approving the emergency action plan. In the same year, ANM issued Resolution No. 51/2020 mandating an audit of the emergency preparedness and response plan. This requirement was incorporated and expanded upon in ANM Resolution No. 95/2022. External auditors must conduct this audit and issue an annual Conformity and Operability Report (RCO) and a Conformity and Operability Statement (DCO) for the EPRP.

Additionally, the state published many other resolutions to regulate the emergency action plan, including guidelines for developing Civil Protection and Defense Actions, Potable Water Supply Plan, Diagnosis of Public and Private Water Supply, Domestic, Wildlife, and Production Fauna Rescue Plan, and Safeguard Plan for Cultural Assets.

In 2022, the ANM issued Resolution No. 95/2022, consolidating the content of various previously created standards related to mining dam safety, and introducing new features under the National Dam Safety Policy. In the same year, the ANM issued Resolution no. 122/2022, regulating the administrative process and establishing new penalties applicable to violations of ANM regulations. In 2025, the ANM issued Resolutions No. 220/25 and 223/25, replacing the prior framework. With regard to dam safety, particularly in light of Resolution No. 241 issued by the National Water Resources Council (CNRH), which amended the criteria for classifying dams, the ANM updated its regulations to meet the new parameters and implemented additional changes. The new ANM resolution further tightened restrictions on the presence of workers in the Self-Rescue Zone (ZAS) of dams, excluding from the permitted activities those related to mining operations, ore processing, and the disposal of tailings and waste rock. Resolution No. 223/2025 revised the methodology for calculating fines. While it maintains a production-based calculation approach, it generally results in significantly lower penalties than those provided under Resolution No. 122/2022. However, for alleged violations occurring during the period in which Resolution No. 122/2022 was in effect, ANM continues to apply its provisions, which has led to notices of violation carrying potentially extremely high fines.

VALE ANNUAL REPORT FORM 20-F | 126

Table of Contents	REGULATORY MATTERS

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

Dam Safety Reviews (DSR). For dams covered by National Dam Safety Policy (PNSB), the report must include detailed analysis of all dam’s documentation, including projects and procedures, stability analysis of the structures and the corresponding Stability Condition Statement (DCE) and reassessment of the risk category (CRI) and associated potential damage (DPA). The DSR must be renewed each 3, 5 and 7 years for high, medium and low associated potential damage (DPA) respectively, and whenever any structural modifications are made. The RPSB is performed by an external company not linked to the Engineer of Record (EoR).

Emergency Preparedness and Response Plan (EPRP). Any mining dam covered by the National Dam Safety Policy must have a Mining Dam Emergency Action Plan, as provided by Law No. 12,334/2010, as amended. Such actions are also provided for in ANM Resolution No. 95/2022, as amended, which consolidates and updates the regulatory measures applicable to mining dam safety. Also at the federal level, the EPRP audit, initially provided for in ANM Resolution No. 51/2020, was incorporated and improved by ANM Resolution No. 95/2022, which establishes the mandatory annual external audits and the issuance of the Compliance and Operability Report and the Declaration of Compliance and Operability. In Minas Gerais, the procedures for analyzing and approving the Emergency Action Plan (EAP) are regulated by Decree No. 48,078/2020, updated by Decree No. 48,759/2024, which reinforced requirements such as the redundancy of warning systems, the mandatory performance of simulation exercises, and the definition of new competencies and deadlines for the agencies responsible for its analysis.

In addition to these changes, the state of Minas Gerais published complementary regulations detailing specific components of the EAP, including guidelines for Civil Protection and Defense Actions, Drinking Water Supply Plan, Diagnosis of Public and Private Water Supply, Domestic, Wild, and Production Animal Rescue Plan, and the Plan for the Safeguarding of Cultural Assets, all aimed at strengthening integrated emergency management.

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

Brazilian railway regulation. Our Brazilian railroad business operates pursuant to concession agreements granted by the federal government, and our railroad concessions are subject to regulation and supervision by the ANTT.

VALE ANNUAL REPORT FORM 20-F | 127

Table of Contents	REGULATORY MATTERS

In December 2020, we entered into an agreement with the Brazilian Federal Government to continue operating its concessions of the EFC and EFVM for thirty more years, extending the maturity date from 2027 to 2057. Later, in January 2024, responding to a request from the Ministry of Transportation, we, ANTT, and the Brazilian Federal Government resumed discussions on the general conditions for concession contracts and, on December 2024, the general basis for the renegotiation were agreed upon, aiming to promote the modernization and update of the existing contracts related to EFC and EFVM. This process was subject to evaluation and approval by the competent authorities, and its conformation would occur through a mediation with the bodies involved at the Brazilian Federal Accounts Court (TCU).

As part of these general basis, we would agree to a maximum global contribution of approximately US$1,809 million for EFC and EFVM’s asset base review, the optimization of contractual obligations and investments replanning. As a consequence of the new conditions of the general basis, we recognized an additional provision of US$256 million, which reflected the revised estimates regarding the amount of future disbursements required to fulfill the new contractual obligations of the railway concessions. Additionally, the associated liability was reduced by US$656 million due to the advanced payment made by us, ahead of the previously planned cash flow.

However, we were unable to reach a consensus with ANTT and the Brazilian Ministry of Transportation in the mediation process conducted before TCU within the established deadline of August 2025 for the renegotiation. Despite ongoing discussions, the concession contracts remain in effect, we continue to comply with the applicable obligations and remain committed to the general terms of the agreement signed in December 2020. We believe its provisions remain sufficient to comply with the obligations related to the concessions; therefore, no revision was made in its balances.

Brazilian port regulation. Port operations in Brazil are subject to regulation and supervision by ANTAQ, the federal agency in charge of maritime transportation services, and by the Ministry of Ports and Airports through the National Secretary of Ports and Aquatic Transport (SNPTA), whose purpose is to formulate policies and guidelines. The agreements to operate our private terminals are valid until 2039 and may be renewed for equal periods, with the exception of the Leases for the Copper Terminal (Itaqui port, state of Maranhão) and the CPBS and for the Iron Ore Export Terminal at Itaguaí Port, state of Rio de Janeiro. The lease for the Copper Terminal expired in January 2023 and we are now operating under a Court decision which authorizes operations to continue until the contract is renewed, which is expected to occur in April 2026. Once renewed, the lease for the Copper Terminal will be valid until 2043. The lease for CPBS and Iron Ore Export Terminal at Itaguaí Port, state of Rio de Janeiro expires in 2026 and is currently under the process of being renewed for additional 25 years, at the discretion of the Federal Government.

VALE ANNUAL REPORT FORM 20-F | 128

III.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

In 2025, we recorded net income of US$1,983 million, compared to US$5,975 million in 2024. Our Adjusted EBITDA increased to US$15,458 million in 2025 from US$14,840 million in 2024, mainly due to higher sales volumes of iron ore, copper and nickel, which had an impact of US$326 million, and the depreciation of the Brazilian real contributed an impact of US$374 million. Consolidated Adjusted EBITDA is a non-GAAP financial measure; for a reconciliation with our net income, see Operating and Financial Review and Prospects—Overview—Reconciliation of Consolidated Adjusted EBITDA.

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

In 2025, the iron ore average price closed at US$102.4/dmt (reference Index 62% Fe iron ore prices), 6.5% lower than in 2024. During 2025, the iron ore market continued to grapple with compressed margins at steel mills and persistent signs of slowdown in China’s real estate sector. With the Chinese property sector weakened, manufacturing remained the main driver of economic activity, supported by a high level of exports of finished steel-containing products, such as automobiles, machinery, and equipment, as well as by Chinese steel exports reaching historically high levels. This set of factors helped sustain part of steel production. Throughout the year, iron ore prices declined at certain moments but found intermittent support from tactical inventory restocking and supply adjustments by higher marginal-cost producers. Toward the end of 2025, the stabilization of international steel prices contributed to a partial stabilization of the iron ore market.

From the perspective of iron ore demand, 2025 was once again marked by geopolitical tensions, with the continuation of the war between Russia and Ukraine, ongoing conflicts in the Middle East and volatility in global trade policy. In addition, although some central banks began monetary easing cycles, signs of a global economic recovery remained modest. Persistent geopolitical volatility throughout 2025 did not favor a recovery in private investment in capital goods, limiting job creation and constraining consumption growth, thereby reinforcing a cautious macroeconomic environment. According to the World Steel Association (WSA), global crude steel production in 2025 reached approximately 1.85 billion tonnes, representing an annual decline of about 2% compared with 2024.

Among the main producers, China recorded 960.8 Mt of crude steel production in 2025, a decline of 4.4% year on year. This reduction reflected the combination of a real estate market still undergoing adjustment, a moderate pace of infrastructure projects, and a consumer confidence environment that continues to recover gradually, factors that contributed to more contained economic growth. With domestic demand stable but showing no signs of acceleration and with margins still compressed, Chinese steelmakers expanded exports to record levels, reaching 119 Mt during the year. In contrast and on a positive note, value-added industrial production continued to show more solid performance, reinforcing China’s structural shift toward prioritizing industrial sectors with higher technology and productivity.

VALE ANNUAL REPORT FORM 20-F | 129

Table of Contents	OVERVIEW

In other regions, performance was more heterogeneous. Steel production in the European Union declined again, reaching 126.2 Mt, representing a 2.6% contraction amid high energy costs and weak construction demand, especially in Germany and Italy. South America experienced a contraction of 1.2%, with 41.5Mt, while in North America, total steel production increased slightly, by 0.7%, while the United States recorded growth of 3.1%, reaching 82 Mt, supported by protectionist measures on imported steel, and steel demand from investments associated with energy infrastructure and data center construction.

Compared with 2024, steel production in 2025 declined by 4.0% in Japan, to 80.7 Mt and 2.8% in South Korea, to 61.9 Mt, reflecting an industrial environment marked by uncertainties related to tariffs, which affected exports, weakened demand, and intensified competition from Chinese steel exports. Construction activity remained weak in Japan and South Korea, further limiting steel demand throughout the year.

India maintained a strong growth trajectory, recording a significant 10.4% increase in annual steel production, reaching 164.9 Mt in 2025. This result reinforces the importance of large investments in infrastructure and real estate in the country, as well as the strengthening of India’s industrial sector as a new global hub of steel consumption.

Africa’s steel production increased by 3.8% year on year in 2025, reaching 23.2 Mt. This expansion was driven primarily by North African producers, particularly Algeria, which recorded a strong increase in output following capacity ramp-ups and improved utilization rates.

In the Middle East, steel production maintained an expansionary trajectory in 2025, reaching 56.9 Mt, an increase of 4.3% compared with the previous year, thereby supporting healthy demand for direct-reduction pellets. Growth was driven by economic diversification programs and continued industrial investments, particularly in countries such as Saudi Arabia, the United Arab Emirates (UAE), and Qatar, which increased steel demand for construction, energy, and infrastructure projects. Despite global volatility, the Middle East continued growing, supported by economic dynamism, efforts to substitute imports, and a focus on consolidating integrated industrial value chains.

In Southeast Asia, steel market dynamics in 2025 remained resilient, with Vietnam continuing to stand out as the main growth engine for iron ore demand. Vietnam’s crude steel production reached 24.7 Mt, consolidating its position as the largest steel producer in Southeast Asia, supported by the ongoing ramp-up of large integrated blast-furnace operations. Steel demand remained supported by infrastructure spending, manufacturing investment, and export-oriented industrial activity. Elsewhere in Southeast Asia, steel production trends were more heterogeneous, reflecting softer construction demand in some markets and increased competitive pressure from Chinese steel exports. Nevertheless, the region continues to represent one of the few medium-term growth areas for seaborne iron ore, underpinned by ongoing industrialization, urbanization, and the expansion of steelmaking capacity.

Nickel

Nickel is an exchange-traded metal, listed on the London Metals Exchange (LME) and, starting in 2015, on the Shanghai Futures Exchange (SHFE). Most nickel products are priced based on a discount or premium to the LME price, depending mainly on the nickel product’s physical and technical characteristics. The nickel market is strongly affected by stainless steel production, which represented 63% of global primary nickel consumption in 2025.

We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales, which vary in term. These contracts provide stable demand for a significant portion of our annual production. In 2025, 81% of our refined nickel sales were made for non-stainless steel applications (alloy steels, high nickel alloys, plating and batteries), compared to the industry average for nickel demand of 37%, bringing more diversification and stability to our sales volumes. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

VALE ANNUAL REPORT FORM 20-F | 130

Table of Contents	OVERVIEW

Historically, Chinese domestic production of nickel pig iron accounted for the majority of world nickel supply growth using unprocessed nickel ore from the Philippines and Indonesia. However, Chinese nickel pig iron production was adversely affected by export restrictions of unprocessed ores from Indonesia, recommencing in 2020, allowing Indonesia to emerge as the largest producer of nickel pig iron. In 2025, approximately 8% of world primary nickel supply was produced as nickel pig iron in China. As a result of export restrictions, Indonesia has emerged as the largest nickel producing country globally. Approximately 78% of world primary nickel supply was produced in China and Indonesia, with much of it integrated directly to produce stainless steel. In 2025, production capability increases were seen in intermediate mixed hydroxide precipitate (MHP) and conversion of nickel pig iron into nickel matte for further conversion into battery suitable material as well as LME-deliverable Class I nickel. We expect that future growth will be focused on matte and MHP to feed the battery and Class I supply chains.

Stainless steel is a significant driver of demand for nickel, particularly in China. In 2025, stainless steel production in China represented 42% of total primary nickel demand. Therefore, changes in Chinese stainless-steel production have a large impact on global nickel demand. In 2025, Chinese stainless-steel production increased 2% year-on-year compared to an increase of 7% in 2024, as low stainless steel prices led to production cuts and consolidation. While stainless steel production is a major driver of global nickel demand, stainless steel producers can obtain nickel with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their availability, technological processes, and relative prices. On average between 2021 and 2025, secondary nickel accounted for approximately 35% of total nickel used for stainless steel. Regional availability and consumption of secondary nickel varies. In China, due to the low availability of scrap and an abundance of nickel pig iron, the use of secondary nickel represented 22% of the total nickel used for stainless steel in 2025.

In addition, the high-value segment, which consists of nickel use in plating, non-ferrous alloys, foundry, alloy steel and other applications, and excludes nickel used in batteries, is the second largest market, making up 23% of nickel demand in 2025. Global high-value demand increased by 2% year-on-year in 2025 compared to an increase of 6% in 2024 led by growth in the non-ferrous alloys sector despite declines in foundry and alloy steel applications. Growth in the high-value segment was concentrated in the U.S., India, and Japan.

The battery segment is the third largest market, accounting for 15% of nickel demand in 2025. Global nickel demand in battery precursors increased by 5% year-over-year in 2025, led by increased sales of electric vehicles, compared to a 6% increase in 2024. The slower growth rate is due to softening electric vehicle sales growth in regions that primarily use nickel-rich battery chemistries.

The nickel market was in surplus in 2025 by approximately 423 kt. Global exchange inventories (LME and SHFE) increased 104 kt from December 31, 2024 to December 31, 2025, driven by a rise in stocks at LME warehouses in Asia. LME country of origin data showed that at the end of 2025, 74% of nickel material in LME warehouses originated in Asia. For 2026, it is expected that the market will remain in a surplus primarily due to increased supply in Indonesia.

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

Demand for refined copper increased 4% year-on-year in 2025, with China responsible for approximately 57% of worldwide refined consumption. For 2026, the market is expected to be relatively balanced on similar levels of growth in supply and demand.

VALE ANNUAL REPORT FORM 20-F | 131

Table of Contents	OVERVIEW
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

In 2025, our financial results were mostly impacted by a gain of US$1,616 million related to mark-to-market adjustments in our derivatives financial instruments, following the Brazilian real appreciation by 11.1% against the U.S. dollar in 2025 compared to a loss of US$1,209 million associated with a 27.9% depreciation of the Brazilian real against the U.S. dollar in 2024. These financial instruments know as are swaps primarily used to convert debt and other obligations denominated in Brazilian reais into U.S. dollars to protect our cash flow from exchange rate volatility. For more information on our use of derivatives, see Overview—Risk Management—Financial Risks.

In 2025, the annual average exchange rate for Brazilian reais against the U.S. dollar appreciated by 3.6%, from an average exchange rate of R$5.3920 to US$1.00 in 2023 to R$5.5855 to US$1.00 in 2025. This had a negative impact on our operational result and cash flows. The most important effect is described below:

Most of our revenues are denominated in U.S. dollars, while our cost of goods sold are denominated in various currencies, including the U.S. dollar (49.2% in 2025), the Brazilian real (47.6% in 2025), and the Canadian dollar (3.2% in 2025).

In 2025, we did not recognize any gains due to the reclassification of cumulative translation adjustments to the income statement.

VALE ANNUAL REPORT FORM 20-F | 132

Results of Operations

For commentary on our results of operations for the year 2024 compared with 2023, please see pages 123-130 of our Form 20-F for the year ended December 31, 2024.

Consolidated income statement data:

	For the year ended December 31,
	2025	2024	% change
	(US$ million, except %)
Net operating revenue	38,403	38,056	0.9
Cost of goods sold and services rendered	(24,947)	(24,265)	2.8
Gross profit	13,456	13,791	(2.4)

Operating expenses
Selling and administrative	(641)	(622)	3.1
Research and development	(693)	(790)	(12.3)
Pre-operating and operational stoppage	(268)	(403)	(33.5)
Other operating expenses, net	(1,358)	(1,489)	(8.8)
Impairment and result on disposals of non-current assets, net	(4,599)	301	(1,627.9)
Operating income	5,897	10,788	(45.3)

Financial income	501	422	18.7
Financial expenses	(1,647)	(1,473)	11.8
Other financial items, net	120	(2,772)	(104.3)
Equity results and other results in associates and joint ventures	(218)	(269)	(19.0)
Income before income taxes	4,653	6,696	(30.5)
Income taxes	(2,670)	(721)	270.3

Net income	1,983	5,975	(66.8)
Net income (loss) attributable to noncontrolling interests	(369)	(191)	93.2
Net income attributable to Vale’s shareholders	2,352	6,166	(61.9)

CONSOLIDATED REVENUES

In 2025, our net operating revenue totaled US$38,403 million, an increase of US$347 million, or 0.9%, compared to US$38,056 million in 2024. The increase was mainly due to the increase in sales volume of iron ore, copper and nickel of 2.5%, 12.4% and 11.3%, respectively, with an impact of US$1,329 million, and by higher realized prices of base metals operations of US$855 million. These effects were partly offset by lower realized prices of iron ore, with an impact of US$1,838 million. For more information on our average realized prices and sale volumes, see below Operating and Financial Review and Prospects—Results of Operations by Segment.

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

VALE ANNUAL REPORT FORM 20-F | 133

Table of Contents	RESULTS OF OPERATIONS

The following table summarizes, for each of the years indicated, the distribution of our net operating revenue based on the geographical location of our customers.

	For the year ended December 31,
	2025		2024
	(US$ million)	(% of total)	(US$ million)	(% of total)
Asia
China(1)	19,405	50.5	19,375	50.9
Japan	2,425	6.3	3,050	8.0
Other	3,873	10.1	2,887	7.6
Asia – total	25,703	66.9	25,312	66.5
America
United States	1,108	2.9	1,075	2.8
Brazil	3,135	8.2	3,565	9.4
Other	763	2.0	970	2.5
America – total	5,006	13.0	5,610	14.7
Europe
Germany	1,853	4.8	1,467	3.9
Other	3,871	10.1	3,019	7.9
Europe – total	5,724	14.9	4,486	11.8
Rest of the world(2)	1,970	5.1	2,648	7.0
Total	38,403	100.0	38,056	100.0

(1) In 2025, corresponds to 98.1% (2024: 95.8%) for China Mainland and 1.9% for Taiwan (2024: 4.2%)

(2) Corresponds to Middle East, Africa and Oceania.

CONSOLIDATED OPERATING COSTS AND EXPENSES

Our cost of goods sold and services rendered totaled US$24,947 million in 2025, an increase of US$682 million, or 2.8%, compared to US$24,265 million in 2024. This increase was mainly driven by higher spot freight prices of iron ore fines, which had an impact of US$783 million, and in our base metals operations, with an impact of US$552 million. These effects were partially offset by lower maritime freight costs in iron ore, totaling US$362 million, in addition to the depreciation of the Brazilian real amounting to US$299 million.

Our research and development expenses totaled US$693 million in 2025, a decrease of US$97 million, or 12.3% from US$790 million in 2024. This reduction was primarily driven by Vale Base Metals, due to lower expenditures in the HU’u Project and others projects of exploration in Copper, as well as the deceleration of Engineering and Technology initiatives in Nickel.

Our pre-operating and operational stoppage expenses totaled US$268 million in 2025, a decrease of US$135 million or 33.5% compared to US$403 million recorded in 2024, mainly due to the full operational resumption at Vargem Grande.

Impairment and result on disposal of non-current assets, net, totaled a loss of US$4,599 million in 2025 related to impairment losses associated with the nickel operation in Newfoundland and Labrador, Canada, in the amount of US$1,745 million, and the full write-off the goodwill allocated to nickel operations in Canada, totaling US$1,735 million. For more information, see note 12 to our consolidated financial statements.

Our other operating expenses, net, totaled US$1,358 million in 2025, a decrease of US$131 million, or 8.8%, compared to US$1,489 million in 2024, mainly due to reduction in provision for litigations and profit-sharing program. For a description of our other operating expenses, see Note 4 (c) to our consolidated financial statements.

VALE ANNUAL REPORT FORM 20-F | 134

Table of Contents	RESULTS OF OPERATIONS

RESULTS OF OPERATIONS BY SEGMENT

Sales volumes

The following table sets forth our principal products and the total volumes sold of each product in each of the years indicated:

	For the year ended December 31,
	2025	2024	% change
	(thousand metric tons, except %)
Iron Ore Solutions
Iron ore fines	273,027	260,314	4.9
Iron ore pellets	32,801	38,300	(14.4)
ROM (run-of-mine)	8,530	8,038	6.1
Vale Base Metals
Nickel and other products	173	155	11.6
Copper	279	250	11.6
Copper as nickel co-product	89	77	15.6

Average realized prices

The following table sets forth our average realized prices for our principal products for each of the years indicated. We determine average realized prices based on our net operating revenue, which consist of the price charged to customers, excluding certain items that we deduct in arriving at net operating revenue, mainly value-added tax.

	For the year ended December 31,
	2025	2024	% change
	(US$ per metric ton, except for %)
Iron Ore Solutions
Iron ore fines	92	95	(3.2)
Iron ore pellets	134	155	(13.5)
Vale Base Metals
Nickel	15,555	17,078	(8.9)
Copper	9,763	8,811	10.8
Copper as nickel by-product	9,313	8,413	10.7

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

VALE ANNUAL REPORT FORM 20-F | 135

Table of Contents	RESULTS OF OPERATIONS
Net operating revenue by segment

The following table summarizes our net operating revenue by-product for the years indicated.

	For the year ended December 31,
	2025	2024	% change
	(US$ million, except for %)
Iron Ore Solutions
Iron ore	25,010	24,805	0.8
Iron ore pellets	4,396	5,921	(25.8)
Other ferrous products and logistics services	724	718	0.8
Iron Ore Solutions - total	30,130	31,444	(4.2)
Vale Base Metals
Nickel	4,291	3,666	17.0
Copper	3,753	2,805	33.8
Other base metals	229	141	62.4
Vale Base Metals - total	8,273	6,612	25.1
Total	38,403	38,056	0.9

Net operating revenue from sales of:

Iron Ore Solutions. Total of US$30,130 million in 2025, a 4.2% or US$1,314 million decrease from US$31,444 million in 2024, mainly reflecting the 4% decrease in iron ore fines prices, in line with the reference index, with an impact of US$1,073 million, and the 13% decrease in iron ore pellets prices with an impact of US$698 million, in addition to a 14% drop in iron ore pellet sales volumes, with an impact of US$827 million, partially offset by a 5% increase in iron ore fines sales volumes, with an impact of US$1,278 million.

Vale Base Metals. Total of US$8,273 million in 2025, a 25.1% or US$1,661 million increase from US$6,612 million in 2024. This increase in revenue was primarily driven by higher average realized copper and gold prices, which contributed US$424 million and US$532 million in revenue, respectively. The increase was also driven by higher nickel volumes due to the ramp-up of Voisey’s Bay mine expansion project’s underground mines, and resumed operations at Onça Puma, resulting in a significant impact of US$426 million. Additionally, higher copper and gold sales resulted in an impact of US$275 million and US$125 million in revenue, respectively. The increase was partially offset by a decline in average nickel realized prices, resulting in a reduction of US$294 million.

Cost of goods sold by segment (excluding depreciation, depletion and amortization)

The following table presents, for each year indicated, our cost of goods sold and services rendered (excluding depreciation, depletion and amortization) by segment and the percentage change from year to year.

	For the year ended December 31,
	2025	2024	% change
	(US$ million, except for %)
Iron Ore Solutions
Iron ore	13,488	12,846	5.0
Iron ore pellets	2,516	2,920	(13.8)
Other ferrous products and logistics services	608	556	9.4
Iron Ore Solutions – total	16,612	16,322	1.8
Vale Base Metals
Nickel	3,513	3,414	2.9
Copper	1,646	1,472	11.8
Other base metals	217	154	40.9
Vale Base Metals – total	5,376	5,040	6.7

VALE ANNUAL REPORT FORM 20-F | 136

Table of Contents	RESULTS OF OPERATIONS

Total (excluding depreciation, depletion and amortization)	21,988	21,362	2.9
Depreciation, depletion and amortization	2,959	2,903	1.9
Total (including depreciation, depletion and amortization)	24,947	24,265	2.8

Cost of goods sold and services rendered from:

Iron Ore Solutions (excluding depreciation, depletion and amortization). Increased by 1.8% or US$290 million in 2025 to US$16,612 million from US$16,322 million in 2024. This increase primarily reflects higher sales volumes of iron ore fines in 5% with an impact of US$783 million, higher costs from third-party iron ore acquisitions of US$252 million, partially offset by a decrease in iron ore pellet sales volumes of 14%, with an impact of US$390 million, and lower maritime freight costs of US$362 million.

Vale Base Metals (excluding depreciation, depletion and amortization). Increased by 6.7% or US$336 million in 2025 to US$5,376 million from US$5,040 million in 2024. This increase primarily reflects higher sales volumes of nickel and copper with an impact of US$751 million, partially offset by the ramp-up of the Voisey’s Bay underground mine and the resumption of operations at Onça Puma following the furnace rebuild, resulting in a reduction of US$353 million.

Adjusted EBITDA by segment

Our management uses Adjusted EBITDA as the measure to assess the contribution of each segment to our performance and to support decision-making in allocating resources. Adjusted EBITDA for each segment is defined as operating income or loss, for such segment, (a) adding the EBITDA from interests in associates and joint ventures and (b) excluding (i) depreciation, depletion and amortization and (ii) impairment losses and results from the write-off of, non-current assets, net and other items.

The following table summarizes our Adjusted EBITDA for each of our segments.

	For the year ended December 31,
	2025	2024	% change
	(US$ million)
Iron Ore Solutions
Iron ore	11,562	11,598	(0.3)
Iron ore pellets	2,052	3,166	(35.2)
Other ferrous products and logistics services	189	321	(41.1)
Iron Ore Solutions – total	13,803	15,085	(8.5)
Vale Base Metals
Nickel	714	114	526.3
Copper	2,757	1,521	81.3
Other base metals	(116)	(182)	(36.3)
Vale Base Metals – total	3,355	1,453	130.9
Unallocated items(1)	(1,700)	(1,698)	0.1
Adjusted EBITDA	15,458	14,840	4.2

(1) Includes corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset requirement obligations.

Adjusted EBITDA from:

Iron Ore Solutions. Total of US$13,803 million in 2025, a decrease of US$1,282 million or 8.5%, when compared to our Adjusted EBITDA from Iron Ore Solutions of US$15,085 million in 2024. This decrease mainly reflects lower average realized prices of iron ore fines and pellets, which had an impact of US$1,771 million, partially offset by higher sales volumes of iron ore fines of US$495 million. In 2024, the decrease of US$3,729 million compared to our Adjusted EBITDA from Iron Ore Solutions of 2023 mainly reflected lower average realized prices of iron ore fines and pellets, which had an impact of US$3,754 million.

VALE ANNUAL REPORT FORM 20-F | 137

Table of Contents	RESULTS OF OPERATIONS

Vale Base Metals. Total of US$3,355 million in 2025, an increase of US$1,902 million or 130.9%, when compared to our Adjusted EBITDA from Vale Base Metals of US$1,453 million in 2024. This increase mainly reflects the increase of 30% and 9% in the reference price of gold and copper, respectively, with an impact of US$939 million, and volume increases in the copper segment and nickel segment (impact of US$282 million). Also increase on Voisey’s Bay feed availability improving the cost in Newfoundland and Labrador operations (impact of US$271 million) and decreasing acquisition costs, mainly due to lower prices (impact of US$164 million). In 2024, the decrease of US$510 million compared to our Adjusted EBITDA from Vale Base Metals in 2023 was mainly due to lower average realized prices of nickel, with an impact of US$787 million, offset by an increase in the average realized prices of copper, with an impact of US$214 million.

FINANCIAL RESULTS

The following table details our financial results for the years indicated.

	For the year ended December 31,
	2025	2024	Change %
	(US$ million, except for %)
Financial income(1)	501	422	18.7
Financial expenses(2)	(1,647)	(1,473)	11.8
Foreign exchange and indexation losses, net	(802)	(1,388)	(42.2)
Participative shareholders’ debentures	(694)	(175)	296.6
Derivative financial instruments, net	1,616	(1,209)	(233.7)
Financial results, net	(1,026)	(3,823)	(73.2)

(1) Includes short-term investments and other financial income (see note 18 to our consolidated financial statements).

(2) Includes loans and borrowings interest, interest on working capital transactions, interest on REFIS, taxes on financial income, expenses from bonds and participative shareholders debentures premium repurchase, banking expenses, interest on lease liabilities and other financial expenses (see note 18 to our consolidated financial statements).

In 2025, our financial results were mostly impacted by a gain of US$1,616 million related to mark-to-market adjustments in our derivatives financial instruments, following the Brazilian real appreciation by 11.1% against the U.S. dollar in 2025, compared to a loss of US$1,209 million associated with a 27.9% depreciation of the Brazilian real against the U.S. dollar in 2024. These derivatives financial instruments are swaps primarily used to convert debt denominated in Brazilian reais into U.S. dollars to protect our cash flow from exchange rate volatility.

EQUITY RESULTS AND OTHER RESULTS IN ASSOCIATES AND JOINT VENTURES

In 2025, we recorded a loss in equity results and other results in associates and joint ventures of US$218 million, in line with a loss of US$269 million in 2024. In 2025, our equity results and other results in associates and joint ventures were mostly impacted by an expense related to an additional provision of US$449 million in the income statement based on a change in the likelihood of loss of the UK Claim, (see Additional Information—Legal Proceedings—Legal Proceedings Related to the Collapse of Samarco’s Tailings Dam), as well as an increase in the Individual Indemnification Program provision of US$167 million, compared to the US$956 million provision related to the Samarco final agreement and a gain of US$305 million from the acquisition of Aliança Energia in 2024.

INCOME TAXES

In 2025, we recorded an income tax expense of US$2,670 million, an increase of US$1,949 million compared to the income tax expense of US$721 million recorded in 2024, mainly due to the write-off of deferred tax assets on tax loss carryforwards, resulting from the update of estimates of future taxable profits in foreign subsidiaries.

VALE ANNUAL REPORT FORM 20-F | 138

Table of Contents	RESULTS OF OPERATIONS

NET INCOME AND LOSSES

For the reasons discussed above, our net income attributable to our shareholders in 2025 was US$2,352 million, compared to US$6,166 million in 2024.

RECONCILIATION OF ADJUSTED EBITDA

Adjusted EBITDA is a non-GAAP measure, which is calculated based on the operating income or loss and (a) adding the EBITDA from interests in associates and joint ventures and (b) excluding (i) depreciation, depletion and amortization and (ii) impairment losses and results from the write-off of non-current assets, net and other items. Our management uses Adjusted EBITDA as an additional measure of our consolidated performance.

The table below shows a reconciliation of our consolidated Adjusted EBITDA with our consolidated net income or loss for the years indicated.

	For the year ended December 31,
	2025	2024	2023
	(US$ million)
Net income attributable to Vale’s shareholders	2,352	6,166	7,983
Net income (loss) attributable to non-controlling interests	(369)	(191)	122
Net income	1,983	5,975	8,105
Income taxes	2,670	721	3,046
Equity results and other results in associates and joint ventures	218	269	1,108
Financial results, net	1,026	3,823	1,946
Depreciation, depletion and amortization	3,105	3,057	3,070
EBITDA from associates and joint ventures	1,072	940	844
Impairment and result on disposals of non-current assets, net and other (1)	5,384	55	482
Adjusted EBITDA	15,458	14,840	18,601

(1) Includes an adjustment of US$785 million for the year ended December 31, 2025 (2024: US$356 million), to reflect the performance of streaming transactions at market prices.

In 2025, our consolidated Adjusted EBITDA increased to US$15,458 million from US$14,840 million in 2024, mainly due to the higher sales volumes of iron ore, copper and nickel of 2.5%, 12.4% and 11.3%, respectively, resulting in an impact of US$326 million. In addition, the depreciation of the Brazilian real contributed an impact of US$374 million. In 2024, our consolidated Adjusted EBITDA from continuing operations decreased to US$14,840 million from US$18,601 million in 2023, mainly due to the 7.8% drop in the realized average prices of iron ore fines and pellets, with an impact of US$3,754 million.

VALE ANNUAL REPORT FORM 20-F | 139

Liquidity and Capital Resources

Our principal funding requirements are for capital expenditures, dividends payments, share buybacks, debt service, tax payments, dam de-characterization and fulfillment of our obligations related to the remediation and compensation of damages in connection with the Brumadinho dam failure and any contribution we may be required to make in connection with the Fundão dam failure, pursuant to the Definitive Settlement. We expect to meet these requirements, consistent with our historical practice, through cash generated by operating activities and financing activities.

Our capital expenditures guidance for 2026 range from US$5.4 billion to US$5.7 billion. A principal amount of US$323 million of our debt matures in 2026. We expect to incur a total amount of US$2,426 million relating to the remediation and compensation in connection with the Brumadinho and Fundão dam failures and de-characterization of dams in 2026 and after 2026 our aggregate expected expenses with provision is US$5,960 million. We have an aggregate principal amount of US$6,143 million debt maturing between 2027 and 2029, and US$11,473 million maturing after 2029. We expect that our existing cash and cash equivalents and our operating cash flows will be sufficient to satisfy our obligations due in 2026 and thereafter. We are constantly evaluating opportunities for additional cash generation. Finally, we are committed to further reducing our costs and expenses and maintaining sound leverage levels and discipline in capital allocation.

SOURCES OF FUNDS

Our principal sources of funds are our operating cash flow and financing activities. In 2025, the net cash flow generated by operating activities was US$8,801 million, compared to US$9,366 million in 2024. The amount of operating cash flow is strongly affected by global prices for our products. This decrease in 2025 was mainly due to the impact of the partial repurchase of the participative shareholders debentures, which resulted in a disbursement of US$703 million in 2025. See note 23(b) to our consolidated financial statements.

As of December 31, 2025, our cash, cash equivalents and short-term investments totaled US$7,566 million compared to US$5,006 million as of December 31, 2024.

In 2025, we obtained financing (loans and borrowings from third parties) in the amount of US$4,718 million, (compared to US$4,855 million in 2024), including (a) US$750 million in bonds, with a 6.40% coupon per year, maturing in 2054; (b) an amount in Brazilian reais equivalent to approximately US$1,080 million in Brazilian debentures, in three series, at a rate of IPCA plus 6.76% to 6.89% per year, maturing in 2032, 2035 and 2037 and (c) other loans and borrowings, mainly indexed to SOFR plus a spread, maturing from 2026 to 2030.

In November 2025, we issued US$750 million in subordinated notes, at an initial rate of 6.00% per annum, subject to optional interest deferral, maturing in 2056.

USES OF FUNDS

Reparation Obligations

In 2025, we used a total amount of cash of US$1,181 million (US$1,287 million in 2024) in matters related to the Brumadinho dam failure, of which US$523 million were used in connection with obligations assumed under settlement agreements (US$583 million in 2024), US$351 million in individual indemnification and other commitments (US$326 million in 2024), and US$307 million in connection to incurred expenses (US$378 million in 2024). For more information, see note 25 to our consolidated financial statements.

In 2025, we used a total of US$2,298 million in cash for remediation obligations related to Samarco’s dam failure, compared to US$808 million in 2024. For more information, see note 26(a) to our consolidated financial statements.

In 2025, we also used US$378 million in cash for matters related to the de-characterization of dams, compared to US$533 million in 2024. For more information, see note 14 to our consolidated financial statements.

VALE ANNUAL REPORT FORM 20-F | 140

Table of Contents	LIQUIDITY AND CAPITAL RESOURCES

Acquisition of property, plant and equipment and intangible assets

Our acquisition of property, plant and equipment and intangible assets in 2025 totaled US$6.0 billion, compared to US$6.4 billion in 2024.

Our capital expenditures in 2025 amounted to US$5.5 billion, compared to US$6.0 billion in 2024, including US$4.4 billion (compared to US$4.5 billion in 2024) dedicated to sustaining our existing operations and US$1.1 billion (compared to US$1.5 billion in 2024) allocated to project execution (construction in progress). Capital expenditures are those related to our growth and sustaining projects budgeted and do not include disbursements with concession grants.

Our investment guidance for capital expenditures in 2026 range from US$5.4 billion to US$5.7 billion, to sustain our production, support our low-carbon agenda initiatives, and seize accretive growth opportunities.

The following table sets forth total expenditures in 2025 for our main investment projects and expenditures budgeted for those projects in 2026, together with estimated total expenditures for each project and the actual or estimated start-up date of each project as of December 31, 2025.

				Executed CAPEX(1)		Expected CAPEX(1)
Business area	Main projects(2)	Location	Actual or Estimated start-up	2025(3)	Total executed(4)	2026(5)	Total expected(6)
				(US$ million)
Iron Ore Solutions	Capanema Maximization	Minas Gerais, Brazil	1H25	206	897	31	932
Iron Ore Solutions	Serra Sul +20 Mtpy	Pará, Brazil	2H26	436	1,841	376	2,844
Iron Ore Solutions	Crushing for Compacts	Minas Gerais, Brazil	2H26	238	542	112	755
Iron Ore Solutions	Tocantins River Bridge	Pará, Brazil	1H28	125	374	152	716
Vale Base Metals: Nickel	Onça Puma 2nd Furnace	Pará, Brazil	2H25	140	413	28	555
Vale Base Metals: Nickel	Bacaba	Pará, Brazil	1H28	18	33	100	284

(1) Capital expenditures are those related to our growth and sustaining projects budgeted and do not include disbursements with concession grants, accounted for as intangible and already with its amounts payable provisioned as Railway concessions liabilities.

(2) Projects approved by our Board of Directors.

(3) Executed capital expenditures comprise the sum of cash outflows.

(4) Total executed CAPEX through December 31, 2025, including capital expenditures in prior periods.

(5) Figure presented corresponds to investment guidance for capital expenditure in 2026.

(6) Estimated total capital expenditure cost for each project, including capital expenditures in prior periods. Total expected CAPEX includes expenses, in line with the budget approved by our Board of Directors, while these expenses are not included in the expected CAPEX for the year or in the total executed CAPEX figures.

Shareholder Remuneration and Share Buyback

Shareholder Remuneration. In 2025, we approved dividends and interest on capital to our shareholders totaling US$5,923 million.

Share buyback. On February 19, 2025, our Board of Directors approved a new share buyback program for the acquisition of up to 120 million common shares within a period of 18 months. No shares were repurchased under this program in 2025.

Tax payments

VALE ANNUAL REPORT FORM 20-F | 141

Table of Contents	LIQUIDITY AND CAPITAL RESOURCES

We paid US$1,577 million in income tax in 2025, excluding the payments in connection with REFIS (a tax settlement program), compared to US$1,462 million in income tax in 2024. In 2025, we paid a total of US$405 million, in connection with the REFIS, compared to US$397 million in 2024.

Liability Management

In 2025, we repaid US$1,454 million (compared to US$2,605 million in 2024) under our financing agreements.

In March 2025, we completed cash repurchases of notes issued by Vale Overseas Limited and guaranteed by Vale S.A., as follows: US$103 million of outstanding 8.250% guaranteed notes due 2034, US$171 million of outstanding 6.875% guaranteed notes due 2039, and US$55 million of outstanding 6.875% guaranteed notes due 2036. Combined, the tender offers allowed us to repay an aggregate principal amount of US$329 million in debt.

In November 2025, we completed the optional acquisition of 89,410,390 outstanding debentures of our 6th (sixth) issuance of single series subordinated participating debentures (debentures participativas or Participating Debentures), representing 23.01%, or an aggregate principal amount of US$703 million, of the total Participating Debentures then outstanding.

DEBT

As of December 31, 2025, our total outstanding debt (including loans and borrowings) was US$18,134 million (including US$17,939 million of principal and US$195 million of accrued charges) compared to US$14,792 million as of December 31, 2024. As of December 31, 2025, we had loans and borrowings amounting to US$1,134 million secured by fixed assets and the weighted average of the remaining term of our debt was 8,4 years, compared to 8,7 years in 2024.

As of December 31, 2025, our current loans and borrowings was US$518 million compared to US$1,020 million in 2024, including accrued interest.

Our major categories of non-current loans and borrowings are described below. The principal amounts shown below, excluding accrued interest.

•	U.S. dollar-denominated fixed rate notes as of December 31, 2025 was US$7,607 million compared to US$7,187 million as of December 31, 2024. We have issued in public offerings several series of fixed rate debt securities, directly by Vale and through our wholly owned finance subsidiary Vale Overseas Limited (debt securities guaranteed by Vale) totaling US$ 7,328 million, compared to US$6,908 million in 2024. Our subsidiary Vale Canada has outstanding fixed rate note in the amount of US$ 279 million as of December 31, 2025, compared to US$279 million as of December 31, 2024.
•	U.S. dollar-denominated debt contracts in the international market as of December 31, 2025 was US$6,944 million compared to US$5,042 million as of December 31, 2024. This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations.
•	Other debt as of December 31, 2025 was US$3,065 million compared to US$1,543 million as of December 31, 2024. We have outstanding debt, denominated in Brazilian reais and other currencies, principally owed to holders of infrastructure debentures, and Brazilian commercial banks.

As of December 31, 2025, we had three revolving credit facilities with syndicates of international banks, one will mature in 2029 and the other two in 2030. The revolving credit lines, which are committed, allow more efficient cash management, consistent with our strategic focus on reducing cost of capital. We currently have US$3 billion available under a revolving credit line maturing in 2029 that can be drawn by either Vale, Vale International or Vale Canada; and two revolving credit lines available until 2030, being one in the amount of US$1,5 billion which can be drawn by Vale and Vale International and the other in the amount of US$500 million which can be drawn by our subsidiaries Vale Base Metals Capital plc and Vale Canada Limited.

VALE ANNUAL REPORT FORM 20-F | 142

Table of Contents	LIQUIDITY AND CAPITAL RESOURCES

Some of our long-term debt instruments contain financial covenants and most include cross acceleration provisions. 14.5% of the aggregate principal amount of our total debt require that we maintain, as of the end of each fiscal year, (i) a consolidated ratio of total debt to adjusted EBITDA for the past 12 months not exceeding 4.5 to one and (ii) a consolidated interest coverage ratio of at least 2.0 to one. These covenants appear in our financing agreements with a Chinese commercial bank, with other export and development agencies and with some other lenders. As of December 31, 2025, we were in compliance with our financial covenants.

As of December 31, 2025, the corporate financial guarantees we provided (within the limit of our direct or indirect interest) for certain associates and joint ventures totaled US$233 million, compared to US$210 million in 2024.

In February 2025, Vale Overseas Limited issued US$750 million of 6.400% guaranteed notes due 2054, guaranteed by Vale S.A. These notes will be consolidated and form a single series with Vale Overseas Limited’s US$1,000 million 6.400% guaranteed notes due 2054 issued in June 2024.

SUBORDINATED NOTES

In November 2025, Vale Overseas Limited issued US$750 million subordinated dated fixed to reset notes due 2056, guaranteed by Vale S.A. on a subordinated and unsecured manner. The notes will mature on February 25, 2056, and will bear interest payable semi-annually at an initial rate of 6.00% per annum, subject to optional interest deferral.

VALE ANNUAL REPORT FORM 20-F | 143

IV.	SHARE OWNERSHIP AND TRADING

Major Shareholders

As of March 18, 2026, our capital stock was composed of 4,269,514,353 outstanding common shares and 12 golden shares, held by the Brazilian government. The 12 golden shares have veto powers over certain actions, such as changes to our name, the location of our headquarters and our corporate purpose as it relates to mining activities. See Additional Information—Bylaws.

The following table sets forth information regarding ownership of our shares by the shareholders we know beneficially own 5% or more of our outstanding capital stock, and by our directors and executive officers as a group, as of March 18, 2026, unless otherwise indicated.

Shareholders	Common shares owned	% of class(3)
Caixa de Previdência dos Funcionários do Banco do Brasil (Previ)	339,606,102	8.0%
BlackRock, Inc.(1)	297,783,803	7.0%
Mitsui & Co., Ltd.	286,347,055	6.7%
Capital World Investors(2)	227,690,911	5.3%
Board of directors and executive officers as a group	997,145	0.0%

(1) Position of the economic group. In addition to information from the depositary bank, it includes positions reported by institutions to the SEC through Forms such as 13G and 13F.

(2) Position reported on January 8, 2026 by the shareholder itself through the Declaration of Acquisition of Relevant Shareholding sent to Vale and disclosed to the Market in the Press Release of January 12, 2026.

(3) All percentages are based on 4,269,514,353 outstanding common shares as of March 18, 2026. We held 169,645,399 shares in treasury as of March 18, 2026, considering the cancellation of treasury shares approved by the Board of Directors on March 12, 2026.

We were informed of the following significant changes in the percentage of ownership held by our major shareholders during the past three years:

•	PREVI. From 2021 through 2023, PREVI reduced its shareholding interest in Vale, and as of March 18, 2026, PREVI held 339,606,102 common shares, representing 8.0% of the outstanding common shares of Vale.
•	Capital World Investors. In January 8, 2026, Capital World Investors notified us that it increased its shareholding interest in Vale, and held 227,690,911 common shares, representing 5.0% of the common shares of Vale (calculated based on 4,539,007,580 common shares). Prior to that, Capital World Investors held 209,240,060 common shares.

Since 2020, there are no shareholders’ agreements filed at our headquarters, and we do not have a controlling shareholder.

VALE ANNUAL REPORT FORM 20-F | 144

Related Party Transactions

In 2025, we adopted a revised version of our Related Party Transactions Policy, which establishes rules and principles to ensure transparency, fairness and arm’s-length conditions in our transactions with related parties. The policy is aligned with applicable accounting standards and with our corporate governance framework. Pursuant to our revised policy:

•	The definition of related party is based on applicable accounting standards and on our policy. In cases of conflict, the meanings determined in the accounting standards should prevail.
•	The determination of whether a shareholder qualifies as a related party follows the accounting definitions of control, joint control, and significant influence, including the presumption of significant influence when a shareholder holds, directly or indirectly, 20% or more of the voting capital, or even representation on the board of directors or on the board of directors of the investee, participation in policy making decisions, including decisions on dividends and other distributions, material transactions between the investor and the investee, election and destitution of directors or managers, and provision of essential technical information.
•	Our Audit and Risks Committee is responsible for assessing the reasonableness and adequacy of related party transactions, monitoring their execution, and advising the Board of Directors on matters arising from the policy. At least annually, the Audit and Risks Committee evaluates the list of shareholders that qualify as related parties under such criteria.
•	The policy also prohibits any loans to related parties, except to our subsidiaries, jointly controlled entities, or associates.
•	If a conflict of interest involving a shareholder, director or an executive officer is identified in a shareholders’ meeting, Board of Directors’ meeting or a particular transaction, as applicable, the procedures established in our Conflict of Interest Management Policy apply. Under this policy, any shareholder or its representative, director or executive officer who has a conflicting interest must immediately disclose the conflict, refrain from participating or voting, and withdraw from the relevant meetings and discussions. If the individual fails to do so, the conflict may be raised by another person. The disclosure of the conflict and the impediment must be recorded in the minutes of the applicable meeting. Once a conflict of interest is declared, the relevant shareholder or its representative, director or executive officer will be limited to accessing only publicly available documents and information about the matter.
•	None of our related parties, including directors or executive officers, may enter into transactions with us, except in accordance with the terms of our policy and on arm’s-length terms and under fair, commutative and market-based conditions equivalent to those available with unrelated parties.

We have engaged, and expect to continue to engage transactions with certain entities controlled by, or affiliated with, our major shareholders on arm’s length terms and under fair, commutative and market-based conditions.

•	Previ, a pension fund of the employees of Banco do Brasil S.A. (Banco do Brasil), owns 8.0% of the outstanding common shares of Vale as of March 18, 2026. Banco do Brasil appoints three out of the six members of Previ’s senior management. An affiliate of Banco do Brasil is the manager of BB Carteira Ativa. Banco do Brasil is also a full-service financial institution, and Banco do Brasil and its affiliates have performed, and may perform in the future, investment banking, advisory or general financing and banking services for us and our affiliates, from time to time, in the ordinary course of business.
•	We have commercial relationships in the ordinary course of our business with Mitsui, a large Japanese conglomerate. Mitsui has direct investments in some of our subsidiaries, joint ventures and associated companies. Mitsui is also our joint venture partner at VLI. Mitsui & Co., Ltd. owns 6.7% of the outstanding common shares of Vale as of March 18, 2026.

VALE ANNUAL REPORT FORM 20-F | 145

Table of Contents	RELATED PARTY TRANSACTIONS

We have provided in the past, and may continue to provide, funding for Samarco. See Overview—Business Overview—Reparation and Remediation Efforts—Reparation, Remediation Efforts and Settlement Agreements Related to Samarco’s Tailings Dam.

We have also entered into indemnification agreements with each of our directors and executive officers, in accordance with our Indemnity Policy, approved by our Board of Directors.

We have engaged, and expect to continue to engage, in arm’s length transactions with certain of our associates, joint ventures and other related parties. For information regarding investments in associate companies and joint ventures and for information regarding transactions with major related parties, see notes 30 and 33 to our consolidated financial statements.

VALE ANNUAL REPORT FORM 20-F | 146

Shareholder Remuneration

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

By law, we are required to hold an annual shareholders’ meeting by April 30 of each year at which an annual dividend may be declared. Additionally, our Board of Directors may declare interim dividends or interest on shareholders’ equity (juros sobre capital próprio). Under Brazilian corporate law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or payments of interest on shareholders’ equity) in respect of its shares, after which we will have no liability for such payments.

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

The following table sets forth the cash distributions we paid to holders of common shares and golden shares for the years indicated. Amounts are stated before any applicable withholding tax.

		Reais per share			U.S. dollars per share(1)	U.S. dollars total(1)
Year	Payment date	Dividends	Interest on equity	Total	Total	(US$ million)
2021	March 15, 2021	3.4	0.8	4.2	0.8	3,972
	June 30, 2021	2.2	–	2.2	0.4	2,200
	September 30, 2021	8.2	–	8.2	1.5	7,644
2022	March 16, 2022	3.7	–	3.7	0.7	3,500
	September 1, 2022	2.0	1.5	3.5	0.6	3,000
2023	March 22, 2023	1.8	0.3	2.1	0.4	1,823
	September 01, 2023	–	1.9	1.9	0.4	1,744
	December 01, 2023	1.6	0.8	2.4	0.5	2,000
2024	March 19, 2024	2.7	–	2.7	0.6	2,364
	September 4, 2024	–	2.1	2.1	0.4	1,608
2025	March 14, 2025	2.1	0.5	2.6	0.5	1,984
	September 3, 2025	–	1.9	1.9	0.3	1,448
2026	January 07, 2026	1.2	–	1.2	0.2	1,000
	March 04, 2026	0.8	1.5	2.3	0.4	1,879

(1) As approved by the Board of Directors.

VALE ANNUAL REPORT FORM 20-F | 147

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

Our common ADSs, each representing one common share, are traded on the New York Stock Exchange (NYSE), under the ticker symbol VALE, level 2 ADS. JPMorgan Chase Bank, N.A. serves as the depositary for the common ADSs. On December 31, 2025, there were 1,381,479,237 common ADSs outstanding, representing 32.4% of our total share capital.

VALE ANNUAL REPORT FORM 20-F | 148

Depositary Shares

JPMorgan Chase Bank, N.A. serves as the depositary for our ADSs. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADR holders are required to pay the depositary amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, or conversion of foreign currency into U.S. In this case, the depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions. The depositary may recover any unpaid taxes or other governmental charges owed by an ADR holder by billing such holder, by deducting the fee from one or more cash dividends or other cash distributions, or by selling underlying shares, with the holder liable for any remaining deficiency.

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance of ADSs, including issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split, or issuances pursuant to a merger, exchange of securities, and for surrendering ADSs for withdrawal of Deposited Securities or cancellation of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) issued, delivered, reduced, cancelled or surrendered
Distribution of direct or indirect securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares) or of the net cash proceeds from sale of such securities	Up to US0.05 or less per ADS (or fraction thereof) held
Distribution of cash dividends, other cash distributions or for any elective cash/stock dividend offered	Up to US$0.05 per ADS held
ADR administrative services	Up to US$0.05 per ADS per calendar year (or fraction thereof) held on the applicable record date(s) established by the depositary

The depositary may deduct applicable depositary fees and charges from the funds being distributed in the case of cash distributions. For distributions other than cash, the depositary may invoice the amount of the applicable depositary fees to the applicable holders.

ADDITIONAL CHARGES

The holders, beneficial owners, persons depositing or withdrawing shares and persons surrendering ADSs and/or to whom ADSs are issued are also subject to the following charges: (i) taxes (including applicable interest and penalties) and other governmental charges; (ii) registration fees as may be applicable from time to time; (iii) reimbursement of certain expenses as provided in the deposit agreement; (iv) the expenses and charges incurred by the depositary in the conversion of foreign currency; (v) certain fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements; and (vi) certain fees and expenses incurred in connection with the delivery or servicing of deposited shares, as provided for under the deposit agreement.

The depositary reimburses us for certain expenses we incur in connection with the ADR program and other expenses, upon such terms and conditions agreed between us and the depositary from time to time. These reimbursable expenses may include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions we and the depositary may agree from time to time. JPMorgan Chase Bank, N.A. substituted Citibank N.A. as the depositary for our ADSs in December 2025. For the year ended December 31, 2025, Citibank N.A. reimbursed us US$25.2 million, including US$16.1 million in dividend fees and JPMorgan Chase Bank, N.A. has not reimbursed us any amounts relating to the deposit agreement.

VALE ANNUAL REPORT FORM 20-F | 149

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On February 19, 2025, our Board of Directors approved a new share buyback program for the acquisition of up to 120 million common shares within a period of 18 months. We did not engage on share buybacks or repurchases in 2025.

VALE ANNUAL REPORT FORM 20-F | 150

V.	MANAGEMENT AND EMPLOYEES

Management

BOARD OF DIRECTORS

Our Board of Directors is responsible for overseeing our guidelines, corporate policies, and strategic plans, monitoring and evaluating our economic and financial performance, and electing and evaluating the members of the Executive Committee, among other duties set forth in our bylaws and its internal policies.

•	Our bylaws provide for a Board of Directors consisting of 11 to 13 members, including one member of the Board of Directors directly elected by our employees, in a separate election. Our employees also elect an alternate for the director elected by them. In the event of any vacancy or impediment of a member of the Board of Directors, the remaining members may appoint a substitute member until the next general shareholders’ meeting.
•	Our shareholders vote to elect the members of our Board of Directors on an individual basis (as opposed to voting for a slate of candidates).
•	Our shareholders elect the chairperson and vice-chairperson of our Board of Directors directly.
•	We currently have eight independent members in our Board of Directors, out of a total of 13 members.
•	Our chief executive officer is not a member of our Board of Director.
•	Since 2023, the chairperson of the Board of Directors is not an independent member and, for this reason, the independent directors appointed a lead independent director (LID) and we are the first to implement this position in Brazil.
•	Under the rules of the Novo Mercado, to be considered independent, a director may not (i) be direct or indirect controlling shareholder of Vale; (ii) have its vote subject to a shareholder’s agreement; (iii) be a relative, to the second degree, of any director or executive of Vale; or (iv) have been an employee or executive of Vale in the past three years. The Novo Mercado rules also provide for other situations that require a case-by-case analysis of the independence of a director.
•	Our bylaws provide for additional criteria for board members independence and for overboarding, and which are more restrictive than those required under the current Novo Mercado standards. Accordingly, to be considered independent, a director may not (i) hold more than 5% of our share capital or have any formal or declared relation with any shareholder holding more than 5% of our share capital; or (ii) have been a director of Vale for five or more consecutive or non-consecutive terms or for 10 or more consecutive or non-consecutive years. The current independent members of our Board of Directors are in compliance with the rules established by the Novo Mercado special segment of B3 and Vale’s criteria.

The current members of the Board will hold office until the annual general shareholders’ meeting to be held in April 2027. The Board of Directors holds ordinary meetings at least eight times per year and holds extraordinary meetings whenever called by the Chairperson or, in his absence, by the Vice-Chairperson of the Board of Directors or by one third of the members of the Board of Directors. Decisions of the Board of Directors require the affirmative vote of the majority of the members present at the meeting.

VALE ANNUAL REPORT FORM 20-F | 151

Table of Contents	MANAGEMENT

The following tables lists the current and alternate members of the Board of Directors.

Director	Year first elected
Daniel André Stieler (chairperson)	2021
Marcelo Gasparino da Silva (vice chairperson)(1)(2)(3)	2020
André Viana Madeira(4)	2023
Anelise Quintão Lara(1)	2025
Fernando Jorge Buso Gomes	2015
Franklin Lee Feder(1)	2025
Heloisa Belotti Bedicks(1)	2024
Manuel Lino Silva de Sousa Oliveira(1)(5)	2021
Marcio Antonio Chiumento	2026
Rachel de Oliveira Maia(1)	2021
Reinaldo Duarte Castanheira Filho(1)	2024
Shunji Komai	2023
Wilfred Theodoor Bruijn(1)	2025

(1) Independent directors.

(2) Vice-chairperson since 2023.

(3) Alternate Director from 2016 to 2017 and from 2019 to 2020.

(4) Elected by our employees.

(5) Lead Independent Director.

Alternate Director	Year first elected
Wagner Vasconcelos Xavier(1)	2023

(1) Elected by our employees as alternate of André Viana Madeira.

Below is a summary of the business experience, activities, and areas of expertise of our current directors.

DANIEL ANDRÉ STIELER
CHAIRPERSON OF THE BOARD OF DIRECTORS, COORDINATOR OF THE NOMINATION AND GOVERNANCE COMMITTEE AND MEMBER OF THE CAPITAL ALLOCATION AND PROJECTS COMMITTEE
Born:	1965
First elected:	2021
Other current activities and director or officer positions:	▪ Member of the Fiscal Council of Braskem S.A.
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

▪ Member of the Board of Directors of Tupy S.A.

▪ Member of the Board of Directors of Alelo S.A.

▪ Member of the Board of Directors of Livelo S.A.

▪ Superintendent Director, Chairperson of the Deliberative Board and Member of the Fiscal Council of Economus Instituto de Seguridade Social

▪ Member of the Deliberative Board of Universidade Corporativa da Previdência Complementar – UniAbrapp

▪ Controllership Officer of Banco do Brasil S.A.

▪ Member of the Fiscal Council of Eternit S.A.

MARCELO GASPARINO DA SILVA
VICE-CHAIRPERSON (INDEPENDENT DIRECTOR) OF THE BOARD OF DIRECTORS, COORDINATOR OF THE PEOPLE AND REMUNERATION COMMITTEE AND MEMBER OF THE NOMINATION AND GOVERNANCE COMMITTEE
Born:	1971

VALE ANNUAL REPORT FORM 20-F | 152

Table of Contents	MANAGEMENT

First elected:	2020 (alternate member of the Board from 2016 to 2017, and from 2019 to 2020)
Other current activities and director or officer positions:	▪ Coordinator of the People, Compensation and Nomination Committee and Member of the Audit Committee of Banco do Brasil S.A. ▪ Chairperson of the Board of Directors of Oncoclínicas&CO
Business experience:

▪ Coordinator and Member of the Sustainability Committee, Member of the Nomination Committee, and Member of the Capital Allocation and Projects Committee of Vale S.A.

▪ Chairperson of the Board of Directors of Eternit S.A.

▪ Member of the Board of Directors of Companhia Energética de Minas Gerais – CEMIG

▪ Member of the Board of Directors of Petróleo Brasileiro S.A. – Petrobras

▪ Member of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras

▪ Independent Member of the Board of Directors of Banco do Brasil S.A.

▪ Member of the Board of Directors of Companhia de Gás de Minas Gerais - GASMIG

ANDRÉ VIANA MADEIRA
DIRECTOR (EMPLOYEE REPRESENTATIVE MEMBER) AND MEMBER OF THE SUSTAINABILITY COMMITTEE
Born:	1985
First elected:	2023
Other current activities and director or officer positions:	▪ Chairperson of the Board of Directors of PASA/AMS
Business experience:	▪ Alternate member of Vale S.A. Board of Directors ▪ Member of the Board of Directors of PASA/AMS. ▪ Member of the Innovation Committee and Operational Excellence and Risk Committee of Vale S.A.
ANELISE QUINTÃO LARA
INDEPENDENT DIRECTOR, MEMBER OF THE CAPITAL ALLOCATION AND PROJECTS COMMITTEE AND MEMBER OF THE PEOPLE AND REMUNERATION COMMITTEE
Born:	1961
First elected:	2025
Other current activities and director or officer positions:	▪ Member of the Board of Directors of TotalEnergies ▪ Member of the Board of Directors of Trident Energy ▪ Member of the Consultive Board of Ultrapar
Business experience:

▪ Executive Officer of refining and gas of Petrobras - Petroleo Brasileiro S.A.

▪ Chairperson of the Board of Directors of Brazilian Institute of Petroleum and Gas (IBP);

▪ Member of the Board of Directors of Acelen

▪ Conference Chair of the Rio Oil, Gas & Energy 2024 Conference and Exhibition (volunteer)

FERNANDO JORGE BUSO GOMES
DIRECTOR, MEMBER OF THE CAPITAL ALLOCATION AND PROJECTS COMMITTEE AND MEMBER OF THE PEOPLE AND REMUNERATION COMMITTEE
Born:	1956
First elected:	2015
Other current activities and director or officer positions:	▪ CEO, and Investor Relations Officer of Bradespar S.A.
Business experience:

▪ Vice-Chairman of the Board of Directors, Member of the Innovation Committee, Coordinator of the Financial Committee, Coordinator of the People and Governance Committee, Member of the People and Compensation Committee, and Member of the People, Compensation and Governance Committee of Vale S.A.

▪ Chairperson, Vice Chairperson and Member of the Board of Directors of Bradespar S.A.

▪ Director of Banco Bradesco BBI

▪ Director and Member of the Board of Directors of 2B Capital S.A.

FRANKLIN LEE FEDER
INDEPENDENT DIRECTOR, MEMBER OF THE NOMINATION AND GOVERNANCE COMMITTEE AND MEMBER OF THE SUSTAINABILITY COMMITTEE
Born:	1951
First elected:	2025

VALE ANNUAL REPORT FORM 20-F | 153

Table of Contents	MANAGEMENT

Other current activities and director or officer positions:

▪ Member of the Consulting Board of Prada Assessoria

▪ Member of the Board of Directors of Prumo Logística S.A.

▪ Member of the Board of Directors of Minerals Technologies Inc.

▪ Member of the Board of Directors of CBA – Companhia Brasileira do Alumínio;

▪ Member of the Consulting Board of Sitawi – Finanças para o Bem

▪ Member of the Consulting Board of the Enterprise Forum & LGBTQi Rights;

▪ Member of the Assembly of Representatives of WRI/Brazil (World Resources Institute)

▪ Member of the Assembly of Curators of Ethos Institute

Business experience:

▪ Member of the Board of Directors of AES Brasil Energia S.A.

▪ Member of the Board of Directors of PACCAR Inc.

▪ Member of the Board of Directors of InterCement

▪ Member of the Board of Directors of WRI Brazil

▪ Member of the Board of Directors of Loma Negra

HELOISA BELOTTI BEDICKS
INDEPENDENT DIRECTOR, MEMBER OF THE NOMINATION AND GOVERNANCE COMMITTEE AND COORDINATOR OF THE AUDIT AND RISKS COMMITTEE
Born:	1960
First elected:	2024
Other current activities and director or officer positions:

▪ Member of the Board of Directors and Audit and Risks Committee of Grupo Mapfre SA

▪ Voluntary Member of the Fiscal Council of Fundação Grupo Boticário de Proteção à Natureza

▪ Voluntary Member of the Deliberative Board of Missão Portas Abertas

▪ Member of the Audit Committee of Companhia de Gás de Minas Gerais - GASMIG

▪ Member of the Fiscal Council of TIM S.A.

▪ Member of the Board of Directors of Open Doors International

Business experience:

▪ Member of the Fiscal Council and of the Sustainability Committee of Vale S.A.

▪ Member of the Audit Committee of Nuclea S.A.

▪ Member of the Board of Directors and Advisory Committees of Banco Nacional de Desenvolvimento Economico e Social – BNDES

▪ Member of the Fiscal Council of Braskem S.A.

▪ General Director of the Brazilian Institute of Corporate Governance – IBGC

▪ Member of the Audit Committee of Brasilseg

▪ Voluntary Member of the Instituto Rede Brasil do Pacto Global

MANUEL LINO SILVA DE SOUSA OLIVEIRA
LEAD INDEPENDENT DIRECTOR (LID), MEMBER OF THE AUDIT AND RISKS COMMITTEE AND MEMBER OF THE SUSTAINABILITY COMMITTEE
Born:	1952
First elected:	2021
Other current activities and director or officer positions:	▪ Member of the Board of Directors of Vale Base Metals Limited ▪ Coordinator of the Audit and Risks Committee and member of the Sustainability Committee of Vale Base Metals Limited
Business experience:

▪ Chairperson of the Board of Directors of Jubilee Metals Group PLC

▪ Senior Independent Member of the Board of Directors of Polymetal International PLC

▪ Senior Independent Member of the Board of Directors of Antofagasta PLC

▪ Independent Member of the Board of Directors Blackrock World Mining Investment Trust PLC

▪ Coordinator of the Audit Committee of Vale S.A.

▪ Member of the People and Compensation Committee of Vale S.A.

MARCIO ANTONIO CHIUMENTO
DIRECTOR, MEMBER OF THE PEOPLE AND REMUNERATION COMMITTEE AND MEMBER OF THE SUSTAINABILITY COMMITTEE
Born:	1978
First elected:	2026
Other current activities and director or officer positions:

▪ CEO of Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI

▪ Member of the Board of Directors and of the Audit Committee of Neoenergia S.A.

▪ Member of the Board of Directors and Coordinator of the Finance and Investment Committee of Tupy S.A.

VALE ANNUAL REPORT FORM 20-F | 154

Table of Contents	MANAGEMENT

Business experience:

▪ Chief Investment Officer of Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI

▪ Member of the Corporate Governance Committee of Cielo S.A.

▪ Member of the Board of Trustees of Banco do Brasil Foundation

▪ Member of the Board of Directors of Litel Participações S.A. and Litela Participações S.A.

▪ Executive Manager, Head of the Strategic Unit and General Ombudsman of Banco do Brasil S.A.

▪ Vice-Chairperson of the Board of Directors of Ativos S.A.

▪ Chairperson of the Deliberative Board of BB Previdência

RACHEL DE OLIVEIRA MAIA
INDEPENDENT DIRECTOR, COORDINATOR OF THE SUSTAINABILITY COMMITTEE AND MEMBER OF THE AUDIT AND RISKS COMMITTEE
Born:	1971
First elected:	2021
Other current activities and director or officer positions:

▪ Member of the Audit Committee and Member of the People, Eligibility, Succession and Compensation Committee of Banco do Brasil

▪ Founder and CEO of RM Consulting

▪ Founder of the non-profit organization Instituto Capacita-ME

▪ Member of the Women of Brazil Group

▪ Member of the Economic and Social Committee of Development Board

▪ Chairperson of the Board of Directors of the United Nation Global Pact Brazil

▪ Ambassador of SDG 5 (gender equality) established by the United Nation

Business experience:

▪ Member of the Audit Committee, Member of the Sustainability Committee, Member of the Nomination and Governance Committee of Vale S.A.

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

▪ Diversity and Inclusion Advisor at Carrefour

▪ Managing Consultant of SumUp

▪ Chairperson of the Advisory Board of UNICEF

▪ Member of General Board of the Danish Consulate

▪ Member of Danish Chamber of Commerce

▪ CEO of Lacoste S.A. (Brazil)

▪ Independent member of the Board of Directors, Member of the Audit Committee, and Member of the Sustainability Committee of Companhia Brasileira de Distribuição - Grupo Pão de Açúcar

REINALDO DUARTE CASTANHEIRA FILHO
INDEPENDENT DIRECTOR, MEMBER OF THE CAPITAL ALLOCATION AND PROJECTS COMMITTEE AND MEMBER OF THE AUDIT AND RISKS COMMITTEE
Born:	1969
First elected:	2024
Other current activities and director or officer positions:

▪ Managing Partner of Heritage Holding Ltda.

▪ Member of the Board of Directors of Vale Base Metals Limited

▪ Member of the Audit and Risks Committee and Operational Strategy, Capital Allocation and Development Committee of Vale Base Metals Limited

Business experience:	▪ Independent Member of the Maringá Group’s Mining Committee. ▪ Chief Financial Officer (CFO) of Ferrous Resources do Brasil S.A.
SHUNJI KOMAI
DIRECTOR, MEMBER OF THE PEOPLE AND REMUNERATION COMMITTEE AND MEMBER OF THE CAPITAL ALLOCATION AND PROJECTS COMMITTEE
Born:	1971
First elected:	2023
Other current activities and director or officer positions:	▪ Chief Senior Officer, Vale Business and Mineral & Resource Business Unit of Mitsui & Co., Ltd. ▪ Vice-President of Mitsui & CO. (Brazil) S.A.
Business experience:

▪ CEO and Chairperson of Mitsui & Co. Mineral Resources Development (Asia) Corp.

▪ Deputy General Manager of the New Metals and Aluminum division of Mitsui & Co. Ltd.

▪ General Manager of the Brazil Business Department of the Iron Ore Division of Mitsui & Co. Ltd.

▪ Member of the Innovation Committee of Vale S.A.

WILFRED THEODOOR BRUIJN
INDEPENDENT DIRECTOR, COORDINATOR OF THE CAPITAL ALLOCATION AND PROJECTS COMMITTEE AND MEMBER OF THE PEOPLE AND REMUNERATION COMMITTEE
Born:	1964

VALE ANNUAL REPORT FORM 20-F | 155

Table of Contents	MANAGEMENT

First elected:	2025
Other current activities and director or officer positions:	▪ Honorary consul of the Netherlands for the State of Minas Gerais
Business experience:	▪ CEO and Chairman of the Board of Directors of Brazilian Mining Institute (IBRAM)' ▪ CEO of Anglo American Brasil ▪ Chairperson of the Board of Directors of Ferroport

EXECUTIVE COMMITTEE

Our Chief Executive Officer and Executive Vice-Presidents are our executive officers and are responsible for day-to-day operations and the implementation of the general policies and guidelines set forth by our Board of Directors. Our bylaws provide for a minimum of six and a maximum of eleven executive officers. The Executive Committee holds at least biweekly meetings. The executive officers are appointed and may be removed by our Board of Directors at any time. Our executive officers are appointed for three-year terms and can be reelected.

Officer	Year of appointment	Position
Gustavo Duarte Pimenta	2024	Chief Executive Officer
Marcelo Feriozzi Bacci	2024	Executive Vice President, Finance and Investor Relations
Carlos Henrique Senna Medeiros	2019	Executive Vice-President, Operations
Rafael Jabur Bittar	2022	Executive Vice-President, Technical
Rogério Tavares Nogueira	2024	Executive Vice President, Commercial and New Business
Sami Arap Sobrinho	2025	Executive Vice-President, Legal Officer

Below is a summary of the business experience, activities and areas of expertise of the current members of our Executive Committee.

VALE ANNUAL REPORT FORM 20-F | 156

Table of Contents	MANAGEMENT

GUSTAVO DUARTE PIMENTA
CHIEF EXECUTIVE OFFICER
Born:	1978
Appointed:	2024
Other current activities and director or officer positions:	▪ Chairperson of the Board of Directors of Vale Base Metals Limited. ▪ Executive officer of Salobo Metais
Business experience:	▪ Executive Vice-President, Finance and Investor Relations of Vale ▪ CFO of The AES Corporation ▪ CFO of AES Mexico, Central America & Caribbean ▪ VP Strategy and M&A of Citibank
MARCELO FERIOZZI BACCI
EXECUTIVE VICE-PRESIDENT, FINANCE AND INVESTOR RELATIONS
Born:	1969
Appointed:	2024
Other current activities and director or officer positions:	▪ Member of the Board of Directors of Vale Base Metals Limited. ▪ Executive officer of Salobo Metais ▪ Vice-Chairperson of Instituto Brasileiro de Executivos Financeiros – IBEF
Business experience:

▪ CFO and Investors Relations Officer of Suzano S.A.

▪ Executive officer of Itacel – Terminal de Celulose de Itaqui S.A.

▪ Member of the Board of Directors of Energisa S.A.

▪ Member of the Board of Directors of Fibria Overseas Finance Ltd

▪ Member of the Board of Directors of Fibria Celulose (USA) Inc

▪ Chairperson of the Board of Directors of Veracel Celulose S.A.

CARLOS HENRIQUE SENNA MEDEIROS
EXECUTIVE VICE-PRESIDENT, OPERATIONS
Born:	1963
Appointed:	2019
Business experience:	▪ Executive Officer for Safety and Operational Excellence of Vale. ▪ Executive President for North and Central America of Ball Corporation.
RAFAEL JABUR BITTAR
EXECUTIVE VICE-PRESIDENT, TECHNICAL
Born:	1980
Appointed:	2022
Business experience:	▪ Geotechnical Officer at Vale. ▪ Senior Global Director at Yamana Gold.
ROGÉRIO TAVARES NOGUEIRA
EXECUTIVE VICE-PRESIDENT, COMMERCIAL AND NEW BUSINESS
Born:	1968
Appointed:	2024
Business experience:	▪ Officer of Business and Product Development (Non-Statutory) of Vale. ▪ Officer of Marketing and Strategic Planning (Non-Statutory) of Vale.
SAMI ARAP SOBRINHO
EXECUTIVE VICE-PRESIDENT, LEGAL OFFICER
Born:	1964
Appointed:	2025

VALE ANNUAL REPORT FORM 20-F | 157

Table of Contents	MANAGEMENT

Business experience:

▪ Partner at Arap Nishi & Uyeda Advogados

▪ Member of the Board of Directors of Cabral Gold Inc.

▪ Executive officer of New Frontiers Gold Mineração Ltda

▪ Executive officer of Rio Cabacal Participações Ltda

▪ Executive officer of Vexia Administradora Ltda

▪ Member of the Consulting Committee of Dessana Brasil S.A

▪ Member of the Board of Directors and Ethics Committee of Cruz Vermelha Brasileira de São Paulo

▪ Member of Ethics Committee of the Brazilian Olympics Committee

▪ Foreign Legal Consultant at Fox Horan & Camerini LLP

▪ Member of Ethics, Governance and Audit Committee of Instituto BKK – Bonfart Kaj Korservado

AUDIT AND RISKS COMMITTEE

On March 11, 2020, our Board of Directors established an Audit Committee in accordance with the governance rules of Novo Mercado segment of B3.

Under our bylaws and internal regulations, the Audit and Risks Committee shall have three to five members. The terms of the members of the Audit and Risks Committee expire at the end of the term of the members of the Board of Directors, upon removal approved by the Board of Directors or resignation. In addition, pursuant to our bylaws and the Audit Risks and Committee’s internal regulations: (i) all members of the Audit and Risks Committee must be independent members of our Board of Directors, as provided by the Regulations of the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão (Novo Mercado Regulations), and (ii) at least one member of the Audit and Risks Committee must have demonstrated experience in corporate accounting matters pursuant to the requirements of CVM, as per the regulations applicable, and such member shall be appointed as “Financial Expert” upon his/her nomination. All members of our Audit and Risks Committee are appointed by the Board of Directors.

We are subject to Rule 10A-3 under the Exchange Act, which requires, absent an exemption, that a listed company maintain an Audit and Risks Committee composed of members of the Board of Directors that meet specified requirements. Our Audit and Risks Committee is comprised only by independent members of the Board of Directors and complies with Rule 10A-3.

The following table lists the current members of the Audit and Risks Committee:

Member	Year first elected
Heloísa Belotti Bedicks(1)	2024
Manuel Lino Silva de Sousa Oliveira(2)	2021
Reinaldo Duarte Castanheira Filho	2024
Rachel de Oliveira Maia	2022

(1) Coordinator

(2) Financial Expert

For a summary of the business experience, activities and areas of expertise of the members of our Audit and Risks committee please see summary under Management and Employees-Board of Directors.

OTHER ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS

Our bylaws provide five permanent advisory committees to the Board of Directors, each governed by its own internal regulations: the Audit and Risks Committee, the Capital Allocation and Projects Committee, the People and Remuneration Committee, the Sustainability Committee and the Nomination and Governance Committee. Additional committees may be created by the Board of Directors, at their discretion.

Audit and Risks Committee. Responsible for supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory standards, the adequacy of processes related to risk management, the activities of internal and independent auditors and the evolution of the initiatives of the Audit and Compliance Department, including internal audit, Ethics and Compliance Program, effectiveness of the Whistleblowing Channel and consequence management. The functions and responsibilities of the Committee are performed in compliance with the applicable legal attributions, statutory and defined in its Internal Regulations. For further information on our Audit and Risks Committee, see Audit and Risks Committee in this section.

VALE ANNUAL REPORT FORM 20-F | 158

Table of Contents	MANAGEMENT

Capital Allocation and Projects Committee. Responsible for advising the Board of Directors on matters related to long-term capital allocation strategies, including investments and disinvestment projects; guidelines on the remuneration of shareholders, capital structure strategy and financial guidelines; our funding and indebtedness strategy; guidelines for implementation, management and monitoring the capital and investment projects portfolio; annual and multiannual budget, among other matters. Its current members are Wilfred Theodoor Bruijn (Coordinator), Daniel André Stieler, Anelise Quintão Lara, Fernando Jorge Buso Gomes, Reinaldo Duarte Castanheira Filho and Shunji Komai.

People and Remuneration Committee. Responsible for assisting the Board in long-term strategies concerning people; recommending and monitoring the implementation of the guidelines to foster initiatives related to organizational culture, specifically as it refers to diversity, equity and inclusion and people health and safety; defining performance assessment goals and long-term incentives for the Executive Committee and other officers directly reporting to the CEO; nominating the CEO, and recommending the succession plan for the Executive Committee and other officers directly reporting to the CEO, including their successors, among other responsibilities. Its current members are Marcelo Gasparino da Silva (Coordinator), Anelise Quintão Lara, Fernando Jorge Buso Gomes, Marcio Antonio Chiumento, Shunji Komai and Wilfred Theodoor Bruijn.

Sustainability Committee. Responsible for advising on the sustainability strategy and the integration thereof into our strategic planning, aiming the creation of value, competitivity, and socio-economic and environmental sustainability; our corporate sustainability policies related to safety, environment, health, education and relationship with communities, Indigenous Peoples and other stakeholders, human rights, communication and institutional relations; the direction of our strategic sustainability indicators and the communication and disclosure thereof, also through our Annual Report on ESG matters; the guidelines for our adhesion to or permanence in initiatives, technical standards or agreements, in the national or international sphere, regarding sustainability matters, that may be under competence of the Board of Directors; guidelines for long-term social and environmental commitments that are under the competence of the Board of Directors; among other responsibilities. Its current members are Rachel de Oliveira Maia (Coordinator), Manuel Lino Silva de Sousa Oliveira, André Viana Madeira, Franklin Lee Feder, Marcio Antonio Chiumento and Wagner Vasconcelos Xavier.

Nomination and Governance Committee. Responsible for assessing and recommending our internal policies and norms regarding the nomination of members of the Board of Directors, Advisory Committees and the CEO, in compliance with the applicable legal requirements and best corporate governance practices; evolution and continuous improvement of our corporate governance practices, also regarding the structure, duties, size and composition of the Board of Directors and the Advisory Committees, aiming at a balance of experiences, knowledge and diversity in the profile of its members; the strategy and guidelines for our corporate governance documents, including Corporate Policies, Bylaws, Code of Conduct and the Internal Regulations of the Advisory Committees and the Board of Directors, among other matters. Its current members are Daniel André Stieler (Coordinator), Marcelo Gasparino da Silva, Heloísa Belotti Bedicks and Franklin Lee Feder.

FISCAL COUNCIL

Vale has a Fiscal Council established in accordance with Brazilian law. The primary responsibilities of the Fiscal Council under Brazilian corporate law are to supervise management’s activities, review the company’s consolidated financial statements, and report its findings to the shareholders.

Brazilian law requires the members of a Fiscal Council to meet certain eligibility requirements, including being resident in Brazil and hold an undergrad degree (or hold office for at least three years as a senior executive or member of the fiscal council in a company). Also, a member of our Fiscal Council cannot (i) hold office as a member of the Board of Directors, Fiscal Council or advisory committee of any company that is a competitor of Vale or otherwise has a conflicting interest with Vale, unless compliance with this requirement is expressly waived by shareholder vote, (ii) be an employee or member of senior management or the Board of Directors of Vale or its subsidiaries or affiliates, or (iii) be a spouse or relative within the third degree by affinity or consanguinity of an officer or director of Vale.

Members of the Fiscal Council are elected by our shareholders for one-year terms. The current members of the Fiscal Council and their respective alternates were elected on April 30, 2025. The terms of the members of the Fiscal Council expire at the next annual shareholders’ meeting following election. Our Fiscal Council shall be composed of three to five members. The holders of our golden shares are entitled to appoint one member.

VALE ANNUAL REPORT FORM 20-F | 159

Table of Contents	MANAGEMENT

The following table lists the current and alternate members of the Fiscal Council.

Current member	Year first elected	Alternate	Year first elected
Raphael Manhães Martins(1)(2)	2015	Jandaraci Ferreira de Araujo(2)	2022
Aristóteles Nogueira Filho(2)	2025	Leda Maria Deiro Hahn(2)	2025
Adriana de Andrade Solé(2)	2021	Pedro Zanoni(2)	2025
Dario Carnevalli Durigan(3)	2023	Rogério Ceron de Oliveira(3)	2025
Márcio de Souza(2)	2022	Alessandra Eloy Gadelha(2)	2025

(1) Chairperson.

(2) Appointed by holders of common shares.

(3) Appointed by the holder of golden shares.

Below is a summary of the business experience, activities and areas of expertise of the current members of our Fiscal Council.

RAPHAEL MANHÃES MARTINS
Born:	1983
Appointed:	2015
Other current activities and director or officer positions:

▪ Partner at Manhães Martins Sociedade Individual de Advocacia

▪ Member of the Audit Committee of OI S.A. – Em Recuperação Judicial

▪ Member of the Fiscal Council of Embraer S.A.

▪ Chairperson of the Fiscal Council of Americanas S.A.

Business experience:	▪ Director, member of the Audit Committee and Member of the Fiscal Council of Light S.A. – Em Recuperação Judicial ▪ Director and member of the Fiscal Council of OI S.A. – Em Recuperação Judicial.
ARISTÓTELES NOGUEIRA FILHO
Born:	1985
Appointed:	2025
Other current activities and director or officer positions:	▪ Member of the Fiscal Council of Companhia de Saneamento Básico do Estado de São Paulo – SABESP ▪ Member of the Fiscal Council of B3 ▪ Member of the Fiscal Council of MRV Engenharia e Participações
Business experience:	▪ Vice-President II of XP Inc ▪ Manager of Variable Income of Truxt Investimentos
ADRIANA DE ANDRADE SOLÉ
Born:	1960
Appointed:	2021
Other current activities and director or officer positions:	▪ Founding partner of Tradecon Ltda. ▪ Member of the Board of Directors of Editora FORUM
Business experience:	▪ Member of the Board of Directors of SCGAS - Companhia de Gás de Santa Catarina ▪ Member of the Fiscal Council of Sociedade Mineira de Engenheiros – SME
MÁRCIO DE SOUZA
Born:	1966
Appointed:	2022
Other current activities and director or officer positions:	▪ Management Director of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI ▪ Director and Member of the Compensation and Succession Committee of Neoenergia
Business experience:	▪ Director and Member of the Audit, Ethics and Risks Committee of Embraer ▪ Executive Manager at PREVI
DARIO CARNEVALLI DURIGAN
Born:	1984
Appointed:	2023
Other current activities and director or officer positions:	▪ Executive Secretary of the Ministry of Finance of Brazil ▪ Member of the Board of Directors of Banco do Brasil S.A.
Business experience:	▪ Director of Public Policies at Whatsapp

VALE ANNUAL REPORT FORM 20-F | 160

Table of Contents	MANAGEMENT

SHARE OWNERSHIP

As of March 18, 2026, the following members of our Board of Directors and Executive Committee held common shares of our capital stock, as described in the table below.

Name	Number of Shares Beneficially Owned(1)	Percentage of Outstanding Shares(2)
Daniel André Stieler	5,758	0.000%
Marcelo Gasparino Da Silva	25,337	0.001%
André Viana Madeira	61	0.000%
Anelise Quintão Lara	523	0.000%
Fernando Jorge Buso Gomes	70,505	0.002%
Manuel Lino Silva De Sousa Oliveira	12,314	0.000%
Reinaldo Duarte Castanheira Filho	25,000	0.001%
Gustavo Duarte Pimenta	274,981	0.006%
Marcelo Feriozzi Bacci	102,560	0.002%
Carlos Henrique Senna Medeiros	319,251	0.007%
Rafael Jabur Bittar	76,322	0.002%
Rogério Tavares Nogueira	84,533	0.002%

(1) Considers the number of common shares beneficially owned by each person determined for purposes of this annual report, and does not include Restricted Shares Units. This information is not necessarily indicative of beneficial ownership for any other purpose. None of members of the Board of Directors and Executive Committee hold any options to purchase our shares.

(2) The percentage of ownership is based on 4,269,514,353 outstanding common shares as of March 18, 2026.

VALE ANNUAL REPORT FORM 20-F | 161

Management Compensation

Under our bylaws, our shareholders are responsible for establishing annually the aggregate compensation for the Board of Directors, Executive Committee, Fiscal Council and Board Committees members. Once the total compensation has been approved at the annual shareholders’ meeting, the Board of Directors, with the support of both the Nomination and Governance Committee (CIG) and the People and Remuneration Committee (CPR), as applicable, allocates the compensation to each member of the Board of Directors, Executive Committee, Fiscal Council and Board Committees individually. Compensation proposals and policies are prepared with the support of the People and Remuneration Committee and the Nomination and Governance Committee, which makes recommendations to our Board of Directors regarding the annual global compensation of the executive officers.

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

According to our policies, the compensation for the Executive Committee members are linked to the achievement of certain economic and financial results, our market value, our key behaviors and ESG metrics, and for that, it considers, for example, short and long variable compensation plans with impact on the financial, security, risks and sustainability KPIs, virtual dividend payments, Stock Ownership Guidelines rules, annual individual performance evaluation process and Malus clause and Clawback clause.

Additionally, management compensation is subject to our Clawback Policy, pursuant to the applicable regulations of the NYSE Listed Company Manual. The latest developments in our executive compensation policies were to align more closely with international market practices and the interests of shareholders and aim to create long-term value and sustainable results.

EXECUTIVE COMMITTEE

2025 Compensation Reporting

As of December 31, 2025, we had six executive officers: the Chief Executive Officer and five Executive Vice-Presidents. For the year ended December 31, 2025, including severance payments made to former executive officers, the average annual compensation to our executive officers was R$23 million, the highest annual compensation to an executive officer was R$33.7 million and the lowest annual compensation was R$7.7 million, all values without taxes. The average annual compensation corresponds to the total aggregate compensation to executives in 2025, divided by the monthly average number of officers that received compensation during the year 2025, which was 6.75.

For the year ended December 31, 2025, the total compensation related to executive officers’ packages is set forth in the table below.

VALE ANNUAL REPORT FORM 20-F | 162

Table of Contents	MANAGEMENT COMPENSATION

For the year ended December 31, 2025
(R$ million)
Annual fixed compensation	20.1
In-kind benefits and pension plans	5.6
Variable compensation	82.2
Other expenses(1)	1.5
Total amount recognized in 2025 to active executive officers	109.3
Severance	46.2
Total amount recognized in 2025 to active and former executive officers	155.5

(1) Additional compensation (spot payments) related to attraction, retention and incentives for deliveries and initiatives relevant to the company, according to Vale’s Directors Policy.

CEO Compensation

For the year ended December 31, 2025, the total compensation of our CEO was the highest compensation of the management team, and was composed as set forth in the table below.

For the year ended December 31, 2025
(R$ million)
Annual fixed compensation	5.2
Variable compensation(1)	27.2
Other expenses(2)	1.3
Total amount recognized in 2025 to CEO	33.7

(1) Includes annual bonus and Long Term Incentives. (2) Including health and dental plans, insurance, contributions to pension funds and other.

Principles and components of our Directors Policy for the Executive Committee

The executive compensation is based on the principles below:

•	Aligning the interests and objectives of key management personnel with our strategic goals;
•	Leveraging and rewarding value creation and sustainable results, in line with our short and long-term strategies and business sustainability;
•	Aligning executives’ priorities and efforts with shareholders’ vision, while striving to maintain a balance in stakeholder relations;
•	Adhering to global market best practices;
•	Strengthening meritocracy and performance enhancement, balanced with effective management and mitigation of business risks;
•	Aligning our compensation with recognized international governances’ practices; and
•	Offering competitive compensation to attract and retain highly qualified executives and encouraging them to execute the strategy and promote our purpose in the medium and long terms.

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

The executive’s compensation also includes a severance package to be paid after contract termination.

VALE ANNUAL REPORT FORM 20-F | 163

Table of Contents	MANAGEMENT COMPENSATION

Fixed compensation

Fixed compensation and in-kind benefits include a base salary in cash, paid on a monthly basis, meal allowance, medical and dental benefits, hospital coverage, and life insurance, among others.

Variable compensation – Short and Long-Terms Incentives

Variable compensation consists of: (i) Short-Term Incentive – Annual Bonus, based on specific goals for each executive officer and collective goals, all approved by our Board of Directors, and (ii) payments tied to the performance of our shares under two Long-Term Incentives programs, the RSU Matching program and the PSU program, which were approved by our shareholders in April 2025. We may also provide additional restricted share grants in connection with spot incentives for attraction and retention purposes, or in connection with the completion of significant projects or other initiatives that generate differentiated value for us. None of the programs extends to members of the Board of Directors, and neither provides for the grant of stock options.

Short-Term Incentive – Annual Bonus:

•	The Annual Bonus is designed to incentivize the achievement of short-term targets aligned with our strategic priorities and recognizes the contributions of the members of the Executive Committee to the company’s performance.
•	It is based on both collective and individual goals, considering economic and financial goals that reflect operating performance, as well as ESG-driven performance goals, directly related to health, safety, risk management and sustainability targets, in addition to other goals related to our global results and strategic initiatives, such as capital allocation goals and safety events related to processes, among others, in line with our ambitions and strategy.
•	Our scorecards are more focused on collective goals, to encourage collaboration among different teams.
•	In recent years, short-term compensation has incorporated a risk management component for all executives and employees, directly connecting it to our goals associated with health, safety, sustainability and risk management.
•	Our Technical Executive Vice-President and the teams responsible for health, operational safety, risk dams and risk management do not have their compensation tied to short-term financial results.
•	The goal related to occupational and process safety was recently introduced, contributing to the ambition of being a company that is a reference in safety, with consistency and efficiency, creating and sharing sustainable value with our stakeholders.
•	Bonus payment is defined based on our results, the achievement of goals of different natures, specific and collective, and the individual performance of each executive, considering our “key behaviors”.

Long-Term Incentive

At the shareholders’ meeting held on April 30, 2025, the Global Long-Term Incentive Plan Based on Shares was approved. This plan comprises two share-based compensation plans for the Executive Committee: PAV, or performance shares, and Matching, or restricted shares. In addition, other Restricted Share programs may be used in connection with spot incentives for attraction and retention and/or incentives linked to deliveries and relevant projects or other initiatives that address specific performance needs or that generate us differentiated value.

RSU Matching:

•	Matching is a long-term plan in the Restricted Shares modality, designed to promote retention, long-term commitment and alignment between the management and the return generated to the shareholders.

VALE ANNUAL REPORT FORM 20-F | 164

Table of Contents	MANAGEMENT COMPENSATION
•	Participation is mandatory for the members of the Executive Committee, who must use their own resources (either by purchasing shares in the market or using shares owned) to accumulate a specific number of shares/ADRs and maintain ownership throughout the entire cycle.
•	At the end of a three-year cycle, they are entitled to receive a reward in at least the same number of shares/ADRs they hold since the beginning of the cycle.
•	The program also includes the payment of “virtual dividends” equivalent to the net amount per share distributed to shareholders upon payment of dividends and/or interest on equity during the cycle.
•	Executives cannot sell or transfer their shares or ADRs at any time during the cycle period and must observe the Securities Trading Policy and the Stock Ownership Guidelines to sell or transfer Matching Program shares after the award.

PSU:

•	PSU is a long-term plan under the Performance Shares modality that direct efforts and stimulate performance of the senior management in the creation of sustainable and long-term value for the company, aligning the focus of the executives with the vision of the shareholders, encouraging retention and long-term performance.
•	The executive officers receive payments tied to performance, based on:
◦	Total Shareholder Return (TSR) compared with peer companies over the cycle duration period (3 years);
◦	Return on Invested Capital (ROIC), included in 2024;
◦	ESG targets related to health and safety and sustainability.
•	The PSU has been paid in shares/ADRs since the 2021 cycle and includes the payment of “virtual dividends” equivalent to the net amount per share distributed to shareholders upon payment of dividends and/or interest on equity during the cycle, both conditioned to the program performance at the end of three years period.
•	Since 2025, the Sustainability Goal includes a new indicator that considers ESG Restrictions, which measures the reduction in the number of institutions that have restrictions on investing in Vale due to ESG issues. All other goals (TSR, ROIC, H&S, GHG emissions) remain the same as the previous year.

Other Practices:

•	Stock Ownership Guidelines (SOG) – to reinforce the alignment of the management with the shareholders’ vision and the good market governance practices, the executives are required to achieve and keep a minimum shareholding position in Vale (equivalent to 36 times the monthly base fee for the CEO and 24 times the monthly base fee for the Executive Vice-Presidents). Until the minimum value is met, the executives are not allowed to sell shares issued by Vale.
•	Malus and Clawback clauses – these provisions allow the Board of Directors to, upon facts or events of exceptional severity, decide to eliminate, reduce or even obtain the return, in whole or in part, of the variable compensation scheduled for payment (Malus) or installments already paid (Clawback) to the members of the Executive Committee. Such rules aim to respond to facts or events of exceptional severity, with obvious adverse impacts on our market value and/or reputation and the causes of which have arisen during the executive’s term of office. Since 2023, we also have Clawback Policy, pursuant to the applicable regulations of the NYSE Listed Company Manual. For additional information on our Clawback Policy, see Exhibit 97 to this annual report on Form 20-F.

VALE ANNUAL REPORT FORM 20-F | 165

Table of Contents	MANAGEMENT COMPENSATION
Severance package

At the discretion of the Board of Directors, the Executive Committee members may be subject to individualized non-competition agreements and compensatory indemnities, allowing the company to establish conditions that reflect the complexity of each role and its impact on the organization:

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

BOARD OF DIRECTORS

As of December 31, 2025, our Board of Directors had 13 members and one alternate. For the year ended December 31, 2025, the average annual compensation paid to the members of our Board of Directors was R$1.7 million, the highest annual compensation paid to a member of the Board of Directors was R$3.2 million and the lowest annual compensation was R$1.2 million. The monthly average number of members that received compensation during 2025 was 13.25.

In 2025, we paid R$22.2 million in aggregate to the members of our Board of Directors for services in all capacities, all of which was fixed compensation. We reimburse the members of our Board of Directors for travel expenses related to the performance of their functions.

FISCAL COUNCIL

As of December 31, 2025, our Fiscal Council had five effective members and five alternate members. We paid an aggregate of R$1.8 million to members of the Fiscal Council in 2025. We reimburse the members of the Fiscal Council for travel expenses related to the performance of their functions.

BOARD COMMITTEES

We paid an aggregate of R$2.7 million to members of our permanent advisory committees in 2025. Since 2023, all committee members are also members of our Board of Directors who are entitled to receive, in addition to the compensation as a board member, compensation for participating in one or more committees.

The compensation amounts described above do not include social security taxes.

VALE ANNUAL REPORT FORM 20-F | 166

Employees

The following tables set forth the number of our employees (total, by groups based on the activity performed and by geographic location) as of the dates indicated.

	As of December 31,
By business	2025	2024	2023
Iron Ore Solutions	44,561	43,601	43,090
Vale Base Metals	13,967	13,664	15,606
Corporate Activities	7,277	7,345	8,111
Total	65,805	64,610	66,807

	As of December 31,
By location	2025(1)	2024(1)	2023(1)
Brazil	57,045	55,663	55,247
North America	7,234	7,265	6,813
Asia	1,210	1,359	4,416
Europe	279	271	277
South America (except Brazil)	27	41	41
Oceania	10	11	13
Total	65,805	64,610	66,807

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

The total number of third-party employees as of December 31, 2025 was 110,906, reflecting our new classification of third-party employees, which takes into account the total number of mobilized third-party individuals who access Vale’s units.

WAGES AND BENEFITS

Wages and benefits for Vale and its subsidiaries are generally established on a company-by-company basis. Our policy is aligned with our attraction and retention strategy, in accordance with applicable laws and market practice in the countries where we operate.

We provide a benefits package aimed at ensuring health, wellness, protection and quality of life through the following benefits: private medical and dental insurance for employees and their dependents, life insurance, private pension plans, meal allowance, employee assistance program (EAP), extended parental leave, professional development incentive, wellness and physical activity incentive, and short- and long-term disability benefits.

We establish our wage and benefits programs for Vale S.A. and its subsidiaries, other than Vale Canada. In November 2025, we reached a one-year agreement with all Brazilian unions providing for a salary increase of 5%. The provisions of our collective bargaining agreements with unions also apply to our non-unionized employees.

Vale Canada and its subsidiaries also establish wages and benefits for its unionized employees through collective bargaining agreements. In 2025, the collective bargaining agreement for technical personnel at the Sudbury operations was successfully renegotiated, resulting in the renewal of a four-year agreement. Processing technicians at the Refinery in Long Harbour, Newfoundland organized with the United Steelworkers Union in 2025, and soon after began negotiating their first collective agreement with Vale Canada. For non-unionized employees, Vale Canada undertakes an annual review of salaries and benefits. We provide these employees and their dependents with other benefits, including a flexible health care benefit plan.

VALE ANNUAL REPORT FORM 20-F | 167

Table of Contents	EMPLOYEES
PENSION PLANS

Brazilian employees of Vale and of most of its Brazilian subsidiaries are eligible to participate in pension plans managed by Valia. The plan is called “Vale Mais” and is predominantly a defined contribution plan in which the retirement benefit is determined by the accumulated account balance, resulting from contributions made by the participant and the sponsor, as well as the investment returns earned over time. The plan, however, has defined benefit characteristics due to the risk coverages it provides, intended to protect the participant and their dependents in cases of temporary or permanent disability, pension and death, for which the benefits do not depend on the individual accumulated balance. Valia also operates a defined benefit plan, closed to new participants since May 2000, with benefits based on years of service, salary and social security benefits. This plan covers retired participants and their beneficiaries, as well as a relatively small number of employees that declined to transfer from the old plan to the “Vale Mais” plan when it was established in May 2000.

Most employees within our Vale Base Metals operations participate in defined benefit pension plans and defined contribution pension plans. The defined benefit plans have been closed to new participants since 2009, and most new employees within our Vale Base Metals operations are eligible to participate in defined contribution pension plans. In 2025, the Vale Europe Limited defined benefit pension plan, which applies to employees at the refinery in Clydach, Wales, was closed and will be wound up.

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

Additionally, senior management professionals may be eligible to receive compensation under non-competition agreements (lock-up period), as well as medical, dental, and hospital benefits to be paid after their termination. In addition, they may be subject to mandatory Stock Ownership Guidelines (SOG) and Malus and Clawback Clauses, as provided for in their respective contracts. For more information, see Management and Employees—Management Compensation—Executive Committee—Other Practices.

VALE ANNUAL REPORT FORM 20-F | 168

VI.	ADDITIONAL INFORMATION

Legal Proceedings

We and our subsidiaries are defendants in numerous legal actions, including environmental, civil, labor and tax proceedings, and proceedings related to the Brumadinho dam failure and to Samarco’s dam failure. See notes 25, 26 and 27 to our consolidated financial statements for additional information on these proceedings and other legal and administrative proceedings not detailed below.

We use estimates to assess the probability of outflow of resources based on reports and technical assessments and on management’s assessment. We recognize provisions for probable losses that can be reliably estimated. We recognize a contingency after reviewing the reports from legal advisors and upon approving the probability assessment contained in such reports. The tables below contain a summary of our provisions and contingent liabilities as of December 31, 2025 and as of December 31, 2024.

Provisions
(US$ million)
	December 31, 2025	December 31, 2024
Provisions for litigation
Tax litigation	217	201
Civil litigation	150	290
Labor litigation	657	482
Environmental litigation	19	40
Total	1,043	1,013

Liabilities related to Brumadinho¹	1,911	1,970
Liabilities related to associates and joint ventures²	2,613	3,663

¹ Liabilities related to Brumadinho include provisions related to the Integral Reparation Agreement, tailings containment, geotechnical safety and environmental reparation, individual indemnification, and other. See note 25 to our consolidated financial statements for additional information.

² Liabilities related to associates and joint ventures include provisions related to the Definitive Settlement, the provision related to the Samarco dam failure and remaining legal proceedings. See note 26 to our consolidated financial statements for additional information.

Contingent Liabilities
(US$ million)
	December 31, 2025	December 31, 2024
Contingent liabilities
Tax litigation	7,218	5,995
Civil litigation	2,111	1,274
Labor litigation	376	292
Environmental litigation	1,201	1,050
Total	10,906	8,611

We are engaged in administrative and judicial discussions with tax authorities in Brazil in relation to certain tax positions adopted by us for calculating income tax and social contribution on net income. See note 5 to our consolidated financial statements for additional information.

The table below contain a summary of assessed amounts under discussion with the tax authorities and potential assessments as of December 31, 2025 and as of December 31, 2024 regarding uncertain tax positions (UTP). See note 5(d) to our consolidated financial statements for additional information regarding uncertain tax positions.

VALE ANNUAL REPORT FORM 20-F | 169

Table of Contents	LEGAL PROCEEDINGS

Uncertain tax positions (“UTP”)
(US$ million)
	December 31, 2025		'December 31, 2024
	Assessed[1]	Potential[2]	Assessed[1]	Potential[2]
UTPs recorded on statement of financial position	–	–	154	–
UTPs not recorded on statement of financial position	8,858	2,162	7,275	2,021

¹ Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL, with fines and interest.

2 Includes the principal, without fines and interest.

LEGAL PROCEEDINGS RELATED TO THE DAM COLLAPSE IN BRUMADINHO

We have been actively seeking non-judicial alternatives to promote a more expedited reparation and remediation to the victims and to settle the various legal proceedings relating to the Brumadinho dam failure. For a discussion of the multiple settlement agreements we have entered into in connection with the dam failure in Brumadinho, including but not limited to the Judicial Settlement for Integral Reparation, see Business Overview—Reparation and Remediation Efforts—Brumadinho Reparation, Remediation Efforts and Settlement Agreements. Below is a discussion of the main proceedings outstanding relating to Brumadinho dam failure. For additional information, see note 25 to our consolidated financial statements.

a) Public civil actions, Judicial Settlement for Integral Reparation and other settlement agreements. In February 2021, we entered into the Judicial Settlement for Integral Reparation with the claimants of three public civil actions, settling the majority of the socio-economic and socio-environmental claims raised in these actions. The Judicial Settlement for Integral Reparation resolved the collective and diffuse damages resulting from the event, but does not cover claims for individual damages and any unknown and future social-environmental damages, which are still being discussed in the public civil actions and are currently subject to technical/expert evaluation. We have been fulfilling the obligations under the Judicial Settlement for Integral Reparation.

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

b) Securities litigation in the United States. We and certain of our former executive officers were named defendants in securities class action suits, under U.S. federal securities laws, brought before the United States District Court for the Eastern District of New York by holders of our securities. The lead plaintiff in one case alleges that the defendants made false and misleading statements or omitted to make disclosures concerning, among other things, the Brumadinho dam and the adequacy of related risk management programs and procedures. In March 2022, the court granted the lead plaintiff’s motion for class certification. In November 2023, discovery closed and defendants moved to decertify the case as a class action. In August 2024, a hearing was held in court, during which the parties and experts presented arguments in support of their cross motion to exclude expert opinions on loss causation and damages. In March 2026, the court denied our decertification motion. Decisions on the motions to exclude expert opinions are pending.

In November 2021, eight related investment funds affiliated with a privately owned asset manager (all of whom were part to the class action discussed above) filed an “opt-out” complaint, similar to the class action complaint in material respects. In December 2023, defendants moved to partially dismiss the amended complaint. In March 2026, the court granted our motion to partially dismiss the amended complaint. Given the status of the actions, we cannot predict the outcomes or reliably estimate our potential exposure at this time. We will continue to vigorously contest these claims.

VALE ANNUAL REPORT FORM 20-F | 170

Table of Contents	LEGAL PROCEEDINGS

c) Criminal proceedings and investigations. In January 2023, the Federal Public Prosecutor's Office (MPF) brought criminal charges against 16 individuals (including former executive officers of Vale and current and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. The 6th Federal Court of Belo Horizonte then accepted all charges and divided them into three separate proceedings: one to prosecute the environmental crime charges against us and former employees; another to prosecute the environmental crime charges against TUV SÜD, and its employees, and a third solely against the individuals to prosecute the homicide charges. The defendants in these three proceedings have been summoned to present their responses, and we submitted our response in December 2024. In October 2025, the Federal Court rejected the preliminary defenses and the arguments for summary acquittal, ordering the case to proceed. Evidentiary hearings began in February 2026 and are expected to conclude in May 2027.

The Brazilian federal police also conducted a separate criminal investigation and in September 2024, federal prosecutors decided not to bring a separate criminal action, as the findings of this investigation had already been incorporated into the proceeding described above. A civil association challenged this decision, but in February 2025, the decision not to file a new criminal action or amend the existing action was upheld. The investigation is now pending final procedural steps for permanent closure.

d) Public civil actions brought by prosecutors and civil associations.

- Public civil action related to our internal policies. We are a defendant in a public civil action brought by the MPF before the 14th Federal Court in the city of Belo Horizonte against the ANM, the CVM and us, requesting a judicial intervention on Vale, until we restructure and improve our internal policies relating to safety and disaster prevention. Since this public civil action was included in the Definitive Settlement (as defined below) related to Samarco’s dam collapse, we are currently awaiting a decision on the termination of the case.

- Public civil action related to individual agreements. In January 2024, a non-governmental organization, initiated a public civil action against us, alleging non-compliance with the term of commitment entered into with the Public Defender’s Office of the State of Minas Gerais in connection with the out-of-court settlement agreements executed with affected individuals. The plaintiff seeks the partial suspension of the effects of certain contractual provisions related to compensation for mental health claims, as well as the reversal of the burden of proof. In February 2024, the trial court denied the preliminary injunction request, on the grounds that there was no basis to presume that the beneficiaries lacked proper knowledge of the contractual terms, particularly considering that they were assisted by their own legal counsel. In June 2025, following another appeal, the appellate court upheld the decision rejecting the preliminary injunction. Given the current stage of this matter, we are not able to reliably estimate the potential impacts of any adverse outcome. We will continue to vigorously defend our position.

- Public civil action related to relocation of Indigenous community. In January 2022, the MPF filed a request for a provisional remedy against us, requesting that we present a temporary relocation plan for the Pataxó and Pataxó Hã Hã Hãe Indigenous communities, especially the Naô Xohâ Village, and provide monthly payments of installation and maintenance allowance to the relocated families. In February 2022, the federal court in the city of Belo Horizonte granted an injunction ordering the temporary relocation of the Pataxó and Pataxó Hã Hã Hãe Indigenous communities, and the provision of monthly payments by us until definitive settlement of the communities. We have been complying with the court's decision, and have acquired a piece of land in Brumadinho for the temporary relocation of part of the families. As of December 2025, most of the indigenous communities covered by the public civil action had reached an agreement with us, including the payment of individual and collective compensation, and the donation of land for the permanent relocation of the indigenous community. Negotiations with the remaining indigenous groups are still ongoing. For more information, see Overview—Business Overview—Reparation and Remediation Efforts—Other settlement agreements related to Brumadinho dam failure.

- Corporate accountability action filed by the Public Prosecutors’ Officer of Minas Gerais and other proceedings under the Brazilian Anti-Corruption Law (Federal Law No. 12,846/2013). We are a defendant in an action filed by the Public Prosecutor’s Office of Minas Gerais (Ministério Público do Estado de Minas Gerais - MPMG) relating to the failure of Brumadinho dam in which authorities make claims based on the Brazilian Anticorruption Law (Federal Law No. 12,846/2013). These claims allege that we had concealed material information regarding the stability of the Brumadinho dam by presenting a false stability declaration prior to the dam collapse, which has allegedly adversely affected oversight by public authorities concerning the dam’s stability and allegedly allowed material information about the dam’s risks to be omitted, potentially constituting an interference with the oversight of public authorities, which would be considered an act of corruption under Article 5, item V, of the Brazilian Anti-Corruption Law. Currently, the proceeding is suspended due to a decision issued within the scope of an interlocutory appeal filed by TÜV SÜD questioning the necessary joinder of parties (litisconsórcio necessário). We will continue to vigorously contest this action, which we believe is without merit.

VALE ANNUAL REPORT FORM 20-F | 171

Table of Contents	LEGAL PROCEEDINGS

Additionally, we are a party to an administrative proceeding before the Federal Office of the Comptroller General (Controladoria-Geral da União – CGU), in which the authorities imposed a fine in August 2022 of approximately R$86.3 million, but also recognized in the decision the absence of corruption acts and did not indicate any involvement or tolerance by our top management. After our appeal was denied by the STJ, we filed an additional appeal before the STF which is still pending judgment. We are also a party to an administrative proceeding pending before the Comptroller General of the State of Minas Gerais (Controladoria-Geral do Estado de Minas Gerais – CGE), which had been suspended by a court order in 2023 due to the prior filing of the aforementioned public civil action by the MPMG, but was resumed in 2025 following authorization by the Court of Justice of Minas Gerais. The administrative proceeding continued and currently awaits a final decision following the submission of our final arguments.

- Public civil action related to the PTR. We are defendants in a public civil action filed by two non-governmental organizations before the 2nd Public Treasury and Public Entities Court of Belo Horizonte/MG in March 2025, seeking the continuation of payments under the Income Transfer Program (Programa de Transferência de Renda – PTR), a program agreed upon by Vale, MPMG, DPMG, MPF, and the State of Minas Gerais under the Judicial Settlement for Integral Reparation. The program was managed by Fundação Getulio Vargas (FGV), the entity appointed by the judicial authorities, and was scheduled to end in January 2026. In March 2025, the court granted a preliminary injunction ordering us to deposit the amounts estimated by FGV so that PTR beneficiaries would continue to receive, on an indefinite basis, the same amounts previously paid. As of February 2026, we had made three judicial deposits, in a total amount of R$523.2 million, to be transferred to FGV in order to maintain PTR payments. We continue to challenge the action, which we believe is without merit.

- Public civil actions by labor unions. As an update to the two actions previously reported our annual report on Form 20-F for prior years, brought by labor unions before a labor court in the district of Betim, Minas Gerais, related to the dam failure in Brumadinho, following conciliation negotiations, we entered into a settlement in 2025 pursuant to each both proceedings were terminated and we agreed to pay a total amount of R$299.2 million. The settlement covers all deceased workers.

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

f) Investor arbitration proceedings in Brazil. We are a defendant in four arbitrations filed before the B3 arbitration chamber: one arbitration filed by 384 minority shareholders, and three arbitrations filed by foreign investment funds, representing or acting together with other foreign claimants. Apart from those four arbitrations, two other proceedings had been filed by an association allegedly acting on behalf of minority shareholders, which were dismissed in August 2024 without judgment on the merits due to the lack of payment of arbitral fees by the claimant. In the four ongoing proceedings, the claimants argue that we were aware of the risks at the Córrego do Feijão mine dam in Brumadinho/MG, and failed to disclose information to shareholders as required under Brazilian laws and CVM rules. On that basis, claimants seek compensation for alleged losses related to a supposed decrease in our share value. In one of the proceedings filed by foreign legal entities, the claimants initially estimated the amount of the alleged losses would be approximately R$1,800 million, subject to interest and monetary adjustment. In another proceeding filed by foreign legal entities, the claimants initially estimated the amount of the alleged losses would be approximately R$3,900 million, subject to interest and monetary adjustments. In the proceeding presented by minority shareholders, the claimants attributed a value R$3,000 million to the claim, subject to interest and monetary adjustments, and which amount claimants allege may be increased at a later stage. In one of the arbitrations, claimants have not estimated the amount of the claim. We find these claims to be without merit and will continue to vigorously contest them. These proceedings are still in early stages.

In addition to the above, we are involved in other legal proceedings and investigations in connection with the Brumadinho dam collapse, which we do not believe to be material at this moment, and additional proceedings may be brought in the future.

VALE ANNUAL REPORT FORM 20-F | 172

Table of Contents	LEGAL PROCEEDINGS
LEGAL PROCEEDINGS RELATED TO THE COLLAPSE OF SAMARCO’S TAILINGS DAM

In October 2024, we, together with Samarco and BHP Brasil Ltda., entered into an agreement with the federal government, the governments of the States of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ Offices, and the Federal and State Public Defender’s Offices of the states of Minas Gerais and Espírito Santo and other federal and state governmental authorities (the “Definitive Settlement”). The Definitive Settlement is expected to resolve most of the legal proceedings in Brazil relating to Samarco’s dam failure. See Business Overview—Reparation and Remediation Efforts—Reparation, Remediation Efforts and Settlement Agreements Related to Samarco’s Tailings Dam. Below is a discussion of the main proceedings still pending following the Definitive Settlement. For additional information, see note 26 to our consolidated financial statements.

a) Criminal proceeding. In October 2016, the MPF filed criminal charges before the Federal Court of Ponte Nova, in the State of Minas Gerais, against us, certain of our employees, and a former officer (acting in the capacity of member of Samarco’s Board of Directors appointed by Vale), among other corporate and individual defendants. The court has dismissed part of the charges but accepted the charges of flooding resulting in death due to the dam rupture and environmental crimes, including an alleged omission in providing information of environmental interest, false statements, and fraud in a public filing, in connection with the alleged failure to disclose that tailings from our Alegria mine were discharged at the Fundão dam. In November 2024, the Federal Court of Ponte Nova acquitted all defendants (including us and the former employee) of all charges brought by the MPF. The court ruling acknowledged that it was proven that we did not contribute to the commission of the alleged environmental crimes related to the rupture of the Fundão dam. The MPF appealed the acquittal to the Federal Regional Court of the 6th Region (TRF-6), except with respect to the former employee, whose acquittal has become final and unappealable. In February 2025, we filed our response to the appeal, and a judgment is pending.

b) Tax proceeding. In September 2018, the federal tax authorities filed a request before a federal court in Belo Horizonte for an order seeking to attach Vale’s assets to secure the payment of Samarco’s federal tax and social security debts, in the amount of approximately R$11 billion (as of June 2018). In May 2019, a favorable decision was issued dismissing the claim without prejudice for lack of procedural interest. The General Attorney for the National Treasury (Procuradoria Geral da Fazenda Nacional—PGFN) filed an appeal, and a decision is pending.

c) London proceeding. Around 610,000 claimants (including individuals, Brazilian municipalities, companies and members of indigenous, quilombolas and other traditional communities) are seeking damages from BHP Group Ltd. and BHP Group UK Ltd. as a result of the collapse of Samarco’s Fundão dam, before the Business and Property Courts of England and Wales Technology and Construction Court in London, UK (the “UK Claim”). In connection with the UK Claim, in July 2024, we signed a liability sharing deed with BHP, under which we accepted to share with BHP, on a 50%/50% basis, any compensation eventually imposed as a result of the UK Claims and the Netherlands proceeding (see below) that is not duplicative to compensation already paid in Brazil. The proceeding was structured in phases. In the first phase, a trial was held between October 2024 and March 2025, and in November 2025 the English court issued a decision recognizing BHP’s liability under Brazilian law. As a result of this decision, we recognized an additional provision of US$449 million in our income statement. The decision also confirmed the validity of the waivers and release agreements executed by claimants who had already been compensated in Brazil, which should reduce the number of remaining claimants and the total compensation amount. The second-phase trial will take place from April 2027 to March 2028, and it is likely that the English court will establish a third phase to determine the individual liquidation amounts of each claimant. A new CMC to address outstanding matters related to the second phase is scheduled for July, 2026. The November 2025 decision remains subject to reversal, as BHP has sought permission to appeal to the Court of Appeals. The request is pending and does not suspend the ongoing second-phase proceedings. The final amount of the claims cannot be estimated at this time.

d) Netherlands proceeding. In March 2024, around 78,000 claimants (individuals, Brazilian municipalities, companies and members of indigenous, quilombolas and other traditional communities) filed a lawsuit against us and Samarco Netherlands NL before the District Court of Amsterdam. Claimants are seeking a declaratory judgment, establishing that Samarco Netherlands and we are jointly and severally liable for an unspecified amount of damages as a result of the failure of Samarco’s Fundão dam. Also in March 2024, the court granted a preliminary injunction freezing our shares in Vale Holdings B.V., our wholly-owned subsidiary incorporated in the Netherlands, along with the economic rights attached to those shares, as security of an amount of approximately €920 million related to these claims. In 2025, the municipalities of Iapu, Ponte Nova, and Rio Casca adhered to the Definitive Settlement and waived their claims in the proceeding, and the securing amount was reduced to approximately €745 million. In October 2025, we and Samarco NL filed defenses challenging the jurisdiction and the admissibility of the claims, and in February 2026 claimants served their response. The hearing on jurisdiction is scheduled for the July 2026. If the Court assumes jurisdiction, a second phase is expected to follow to assess liability in abstract, along with any counterclaims. The issue concerning the admissibility of groups of claim and claimants is expected to be addressed in a potential third phase. Based on the liability sharing agreement we entered into with BHP in July 2024, BHP will share with us, on a 50%/50% basis, any liability eventually imposed as a result of the Netherlands proceeding that is not duplicative of compensation already paid in Brazil. The final amount of the claims cannot be estimated at this time.

VALE ANNUAL REPORT FORM 20-F | 173

Table of Contents	LEGAL PROCEEDINGS

e) Public Civil Action by the Municipalities of Southern Bahia. On June 27, 2025, the municipalities of Alcobaça, Caravelas, Mucuri, Nova Viçosa, and Prado filed a public civil action against Samarco, BHP and us. The plaintiffs allege that the collapse of the Fundão dam caused numerous harms to the Southern Bahia region, such as: (i) socioeconomic and non-material damages; (ii) impacts on public health, the economy, and the local diet, particularly due to contamination and the resulting restrictions on fish consumption; (iii) losses to tourism sector; (iv) reduced tax revenues; and (v) impacts on fish stocks and, consequently, on the activity and livelihood of local fishermen. They further asserted that, despite the alleged damages, they were not covered by the Transaction and Conduct Adjustment Agreement (TTAC) and, once again, were not included in the Definitive Settlement, which motivated the filing of the lawsuit. The main causes of action are: (i) condemnation of the defendants to compensate all material and moral damages, both individual and collective; (ii) piercing of Samarco’s corporate veil in order to reach us and BHP; and (iii) shifting the burden of proof. At this time, we cannot reliably estimate our potential exposure. We will continue to contest this action in due course, which we believe is without merit.

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

a) Maravilhas II and III litigation. In October 2017, the MPMG brought public civil actions challenging our environmental licenses for the construction of the Maravilhas III tailings dam, which is expected to support our operations in the Vargem Grande mining complex, in our Southern System. If the construction of this dam is interrupted, our ability to fully resume operations in the mining complex of Vargem Grande could be adversely impacted. In October 2018, the MPMG brought a public civil action related to Maravilhas II and III tailings dam seeking, among other requests, an injunction ordering us to refrain from disposing tailings in such dams. The injunction request was initially granted by the court, but in July 2019 the decision was reversed by the Court of Appeals of the State of Minas Gerais. In April 2019, the MPMG brought a public civil action related to the Maravilhas II tailings dam, requesting injunctions ordering us to refrain from disposing tailings, operating, constructing or making other interventions on the dam, refrain from increasing the risks of other structures in the mining complex where Maravilhas II is situated, among other requests. The injunction requests were initially granted by the state court of the city of Itabirito, but were later partially dismissed following a settlement agreement signed by the parties in September 2019. The proceedings relating to Maravilhas II and III remain ongoing.

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

c) Public civil actions relating to evacuation and removal of communities. We are defendants in public civil actions brought by the MPMG against us claiming a number of injunction reliefs and socioeconomic damages resulting from the evacuation and/or removal of communities located in the self-rescue zones of certain of our dams located in Nova Lima, Ouro Preto, Barão de Cocais, and Itabira.

VALE ANNUAL REPORT FORM 20-F | 174

Table of Contents	LEGAL PROCEEDINGS

In December 2022, the public civil action related to the evacuation of Nova Lima (B3B4) was settled, and a new agreement was signed by the MPMG, the MPF, the Public Defender’s Office of the State of Minas Gerais and us, providing for the compensation and full reparation of the impacts suffered by the affected population and the Municipality of Nova Lima, in the estimated amount of R$500 million, and we are currently complying with the relevant terms of such new agreement. Indemnifications for individual damages, however, were excluded from the settlement, and may still be pursued.

In August 2023, within the public civil action concerning the evacuation of part of the population of Barão de Cocais (Sul Superior), we entered into a settlement agreement in an amount estimated at R$528 million for the compensation and comprehensive remediation of the impacts experienced by the affected population and the Municipality of Barão de Cocais. Claims for individual damages were excluded from the settlement and may still be pursued in accordance with the terms of the agreement with the Public Defender’s Office of the State of Minas Gerais. Additionally, this agreement resulted in the closure of a civil investigation into potential violations or threats to individual and collective human rights in our interactions with the communities and individuals affected by the evacuation prompted by the elevated emergency level of the Sul Superior dam. In addition, we are defendants in an action initiated by an non-governmental organization in January 2024, before the Municipality of Barão de Cocais, seeking reparation for alleged moral, property, and economic damages suffered by communities evacuated downstream of the Sul Superior Dam. We submitted our defense in June 2024. In February, 2026, the court rejected our preliminary objections, defined the issues to be disputed, inverted the burden of proof, and ordered us to produce documentation regarding indemnification criteria and affected individuals. An evidentiary hearing is scheduled for May 2026.

In April 2022, the MPMG filed a public civil action seeking, among other requests, full reparation of the alleged damages and socioeconomic impacts caused to the community of Itabira as a result of the de-characterization of the Pontal Dam and its dikes. In September 2024, the court issued a judgment determining that we indemnify all individual damages, as well as collective moral damages, to the individuals affected by the works of de-characterization of the Pontal system. The MPMG also sought provisional enforcement, seeking an order requiring us to remove the at-risk family units residing in Itabira. In December 2024, the court granted part of the requests made by the MPMG, including, among other measures, ordering us to carry out the removal. We have filed an appeal, which is pending judgment. We will continue to vigorously contest this action.

In addition to an existing public civil action, in September 2025, the MPMG filed an additional public civil action in Ouro Preto, seeking the relocation to permanent housing and financial assistance for families living outside the risk zone of the Doutor Dam at the Timbopeba mine. In October 2025, the court granted suspensive effect to an interlocutory appeal filed by us, temporarily neutralizing the injunction that had ordered us to relocate the identified families and implement the protocol described above.

Legal proceedings seeking cancellation of licenses or suspension of operations in the State of Minas Gerais and Espírito Santo

d) Pelletizing plant 8 - Tubarão litigation. In September 2019, a civil association brought a public civil action against us, before a state court in Vitória, state of Espírito Santo, claiming that the licensing process for the expansion of our operations at the Tubarão Complex failed to fulfill formal requirements and consider environmental impacts; and established emission parameters different than the ones that had been set forth in the relevant Environmental Impact Study. In this proceeding, the plaintiff filed for an injunction seeking the suspension of Tubarão Complex operating license. We filed our defense in October 2020, and the court rejected plaintiff’s request for the injunction. The court has also appointed an expert to prepare a technical report and notified the public prosecutors.

e) EFVM railroad litigation. In March 2021, the Legislative Assembly of the State of Minas Gerais filed a public civil action before the 13th Federal Court of Minas Gerais alleging that the third amendment to the concession agreement of the Vitória-Minas Railroad (EFVM), which renewed the EFVM's concession, is null and void, and requesting an injunction to either: (i) suspend the effectiveness of the third amendment to the concession agreement, or (ii) suspend the payment by us to the Federal Government, until a final decision. In April 2021, the court issued a decision favorable to us, extinguishing the lawsuit based on the merits. The plaintiff filed an appeal and a decision on the appeal is pending.

f) Environmental matters relating to Tubarão Port. In 2018, we entered into a settlement agreement with the MPF, the public prosecutors of the State of Espírito Santo (Ministério Público do Estado do Espírito Santo – MPES) and environmental authorities of the State of Espírito Santo (Secretaria de Estado de Meio Ambiente e Recursos Hídricos – SEAMA and Instituto Estadual de Meio Ambiente e Recursos Hídricos – IEMA) to enhance control over atmospheric emissions at Tubarão Port and pelletizing plants. We are currently awaiting the assessment of public authorities of our compliance with the agreement.

VALE ANNUAL REPORT FORM 20-F | 175

Table of Contents	LEGAL PROCEEDINGS

In July 2006, the National Association of Friends of the Environment (ANAMA) filed a class action against us, the State of Espírito Santo, the Environmental Agency of the State of Espírito Santo (IEMA), the Municipality of Vitória, the Federal Government, and the Brazilian Environmental Agency, seeking damages for pollution we had allegedly caused in the Municipality of Vitória. As reported above, in 2018, we entered into a settlement agreement providing for significant investments to improve atmospheric emissions control at Tubarão Port and pelletizing plants, and the action was suspended. Despite the conclusions of the judicial technical evidence and the execution of the agreement, in November 2023 the court ordered that we submitted complementary technical evidence to assess our contribution to the air quality of the metropolitan region of Vitória, in the State of Espírito Santo. We are currently awaiting commencement of the court supervised expert evidence phase.

g) Public Health System lawsuit. In September 2013, an individual filed a lawsuit (ação popular) against us and another steel company before a federal court in the state of Espírito Santo, claiming that the companies are responsible for air pollution in the metropolitan region of the city of Vitória that causes respiratory and cardiovascular diseases and, therefore, generates expenses for the Brazilian Public Health System (SUS), that should be reimbursed by those companies. In this lawsuit, the plaintiff filed for an injunction to compel the companies to submit technical studies regarding the alleged connection between the air pollution and the diseases, as well as expenses with health treatments and the cost of infrastructure and medication. The plaintiff is requesting that the companies indemnify the SUS for expenses arising from the treatment of illnesses supposedly caused by the atmospheric pollution. In June 2024, the lawsuit was dismissed. The plaintiff´s appeal is pending judgment by the court.

h) Public civil action related to artesian wells. In May 2017, a non-governmental organization (Associação Juntos SOS Espírito Santo Ambiental) initiated a public civil action against us before the Federal Court of the State of Espírito Santo, challenging our authorizations to exploit groundwater from artesian wells in the Tubarão complex, based on a new regulation for obtaining authorizations that had been issued at that time. The NGO is demanding that we submit new water quality analyses and make improvements to the sanitary treatment systems. The lawsuit is currently awaiting the start of the expert phase. Given the preliminary stage of the action, it is not possible at this time to determine the impacts of potential outcomes.

i) Fábrica and Viga mines environmental litigation. In January 2026, following episodes of intense rainfall and water overflow at our Fábrica and Viga iron ore mines, the MPF, the State of Minas Gerais, and the State Prosecutor’s Office of Minas Gerais jointly with the State of Minas Gerais filed three injunctive proceedings and the State of Minas Gerais and the State Prosecutor’s Office of Minas Gerais filed one public civil action. The authorities allege that overflow from, and damage to, pits and drainage structures caused siltation and potential contamination of adjacent watercourses, damage to third-party properties, and risks to local communities. The proceedings seek extensive injunctive relief, including (i) the suspension or restriction of mining activities at these complexes, (ii) the implementation of emergency containment and water-quality monitoring programs and (iii) the pre-judgment attachment (judicial freezing) of approximately R$3 billion in aggregate to secure potential remediation costs and collective moral damages. These proceedings are at an early stage, and currently we cannot predict the outcomes or reliably estimate our potential exposure at this time, which may include significant additional remediation obligations and monetary awards against us, as well as operational constraints on the Fábrica and Viga complexes. Our operations at the Fábrica and Viga units have been suspended by us since January 25, 2026.

Other environmental proceedings.

j) EFC accident – km244. The Maranhão State Environment Department and the Alto Alegre do Pindaré Municipality Environment Department issued several infraction notices against us, due to an accident on November 8, 2023 at km 244 of the Carajás Railroad - EFC. A train carrying 49 TCT fuel wagons (Type A Gasoline, S10 Diesel Oil, and S500 Diesel Oil) derailed, causing a fuel leak and a large fire. We managed to control and extinguish the fire within 24 hours. Authorities attributed several punishable acts to us, including destroying native vegetation, vegetation in APP (Area of Permanent Preservation), air pollution, water pollution, discharging oils or oily substances, soil pollution, and non-compliance with the emergency response plan. The aggregate amount of the penalties under the infraction notices totals more than R$300 million. After we submitted our administrative defense in these cases, some of the penalties have been reduced and others maintained. We have appealed these decisions. Subsequently, we entered into an agreement with the Environmental Department of Maranhão to close seven infraction notices for an amount of R$167.8 million, without admission or guilty or liability for damage. The other pending infraction notice, issued by the municipal department of Alto Alegre do Pindaré, was also voided by the city, in such a manner that all infraction notices have been closed.

VALE ANNUAL REPORT FORM 20-F | 176

Table of Contents	LEGAL PROCEEDINGS

k) Stellar Banner accident. Following the accident in February 2020 involving the iron ore carrier MV Stellar Banner operated by Polaris Shipping Co. Ltd., we became a party the following proceedings related to the accident: (i) in August 2020, the Institute of Environment and Renewable Natural Resources (IBAMA) issued an infraction notice against us for allegedly causing pollution at levels that could result in the destruction of local marine biodiversity; (ii) in December 2020, the MPF filed a public civil action against us, seeking compensation for the alleged environmental damage and reimbursement of the expenses incurred by public authorities; and (iii) in April 2022, the MPF filed a criminal lawsuit before the Federal Court against the carrier’s captain, Polaris and us, for alleged pollution crime by means of the unauthorized dumping of oily waste. In November 2023, the court accepted the complaint against us for the alleged crime of pollution from the discharge of oil into the sea. We have been vigorously defending in these proceedings, primarily on the basis that we have no standing to be sued and should not be held liable for the incident.

l) Settlement Agreements and Legal Proceedings Involving Indigenous Communities. Since 2012, the MPF and associations representing Indigenous Peoples Xikrin do Cateté and Kayapó, located in the state of Pará, have brought various legal proceedings against us seeking monetary compensation and a broad range of injunctive reliefs as a result of alleged irregularities in the licensing process for certain of our operations or alleged impact of our iron ore and Vale Base Metals mining activities on these communities. These legal proceedings involved our Onça Puma nickel operations, S11D iron ore operations, Salobo copper operations, Ferro Carajás project and Alemão copper project.

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

m) Itabira suits. We are a defendant in two lawsuits filed by the municipality of Itabira, in the state of Minas Gerais. In the public civil action filed in August 1996, the plaintiff alleges that our Itabira iron ore mining operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation of the site of one of our mines, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. In the action filed in September 1996, the plaintiff claims the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of our mining activities. The damages sought, adjusted as of December 2025, amount to approximately US$5.5 billion. Both lawsuits are in the evidence production phase. We believe these suits are without merits and will continue to vigorously contest them.

n) Expansion of EFC. We are defendants in a public civil action filed in July 2012 by the Maranhão Society for Human Rights, the Indigenous Missionary Council, and the Center for Black Culture of Maranhão, challenging the environmental licensing process for the expansion of the Carajás railroad (EFC). In December 2020, a judicial expert report confirming the legality of the licensing process in our favor was issued. Following the completion of the discovery phase of the proceeding, a partially favorable decision was issued, denying the request to void the environmental license and confirming that the licensing process had been duly conducted. The decision also ordered us to pay compensation for collective moral damages. We are going to appeal such decision.

VALE ANNUAL REPORT FORM 20-F | 177

Table of Contents	LEGAL PROCEEDINGS
CIVIL PROCEEDINGS

a) Claims involving our participative shareholders’ debentures. At the time of our privatization in 1997, we issued Brazilian law governed debentures known in Brazil as “debêntures participativas” to our then existing shareholders. Our participative shareholders' debentures are governed by a debenture deed, which provides that premium payments are due once sales volumes at reference assets attain specified thresholds. Certain holders of our participative shareholders' debentures have brought claims against us, alleging that premium payments should have been triggered by production volumes, rather than sales volumes. If successful, these claims would affect the timing of premium payments, and may require us to recognize one-time payments to the claimants based on the initial premium payments that were allegedly owed and not paid. We believe that these claims are meritless, and do not recognize any obligation to make premium payments prior to the time specifically provided by the debenture deed. Four of these claims were definitively dismissed (no longer subject to appeal), two are waiting for a decision in the plaintiffs’ appeals before the Court of Appeals of Rio de Janeiro, and one is pending first instance decision. We have in the past, and intend to continue to, vigorously defend our position with respect to any ongoing claims.

b) Land dispute relating to Ponta da Madeira maritime terminal. In June 2024, we filed a lawsuit before the 5th Federal court of São Luis, State of Maranhão, seeking the annulment of a transaction entered into between the State of Maranhão and BR Infra. The transaction involved the purchase by such company of land that partially overlaps an area that was ceded to us pursuant to an agreement signed by the Federal Government in 1979, which was intended for the implementation of part of the logistics of the Carajás Project (port and railway). The disputed area is also relevant for future projects. The case is in currently in the preliminary stage, with defendants presenting their defenses. Given the early stage of the proceeding, it is not possible at this time to assess the potential impacts and outcomes.

c) Public civil action in the Tamanduá Mine. In August 2025, the Brazilian Federal Attorney General’s Office filed a public civil action against us before the Federal Regional Court of the 6th Region, alleging that mining activities were conducted outside the authorized boundaries of the Tamanduá Mine, located in Nova Lima, State of Minas Gerais. The claimed amount in the proceeding is approximately US$381 million. We have filed a defense and will continue to vigorously contest these claims. The case is at an early stage, and at this time we are cannot determine the impacts of potential outcomes.

d) Infraction Notices issued by ANM. Between December 2025 and 2026, we received infraction notices issued by ANM, seeking the imposition of fines totaling R$10.5 billion as of the date of this report, based on alleged violations of ANM regulations 122/2022 and 223/2025, relating to Brucutu, Pico, Mar Azul, Viga, Fabrica and Gongo Soco mines, including purported mining activities conducted in non-compliance with the approved Economic Exploitation Plan (Plano de Aproveitamento Econômico) and failure to meet the deadline for the commencement of mining operations, among others. We believe there are solid grounds to challenge the validity of these notices through administrative defenses, and we are awaiting a final administrative decision. In March 2026, the ANM determined the suspension of the proceedings related to notices issued under such resolutions and established a working group to review the parameters applicable to the fines, with conclusions expected within 60 days.

e) Patent breach claim. As an update to the proceeding relating to a patent breach claim previously reported our annual report on Form 20-F for prior years, after consistently contesting the claims and the economic benefits estimated in the proceeding, in May 2025, we entered into a settlement with the plaintiff, pursuant to which the plaintiff irrevocably and unconditionally waived any alleged rights or claims over the patent. Both proceedings were then formally closed.

LABOR PROCEEDINGS

a) Public civil actions related to single-conductor operating system. In 2017, the labor union representing the railway train conductors in the state of Maranhão and the Public Ministry of Labor of the State of Maranhão (MPT-MA) filed public civil actions against us, seeking an injunction to order us to replace the single-conductor operating system with a dual-conductor system, among other requests related to health and safety work conditions. The actions are being processed jointly before the Maranhão Labor Court (TRT – 16th Region). In April 2024, the court issued a decision determining that we should refrain from using the single-conductor operating system, and ensure a one-hour intra-day break for train drivers, as well as imposing payment of moral damages in the amount of R$5 million. We had obtained a decision suspending the effects of the judgment, but in December 2025, the court reversed the suspension ,thereby reinstating the prohibition on the single-conductor operating system and the obligation to ensure a one-hour intra-day break for train drivers. Judgment on our original appeal and another appeal in this proceeding remains pending.

In 2024, the labor union that represents railroad workers in the state of Espírito Santo filed a public civil action against us also requesting an injunction to replace the single-conductor operating system with a dual-conductor system, among other requests. In December 2024, we presented our defense, and the lawsuit is in the evidence production phase.

VALE ANNUAL REPORT FORM 20-F | 178

Table of Contents	LEGAL PROCEEDINGS

b) Other labor proceedings. We and our subsidiaries are defendants in other labor proceedings, including numerous proceedings related to claims for additional compensation for overtime work, moral damages or health and safety conditions overtime and hazard pay. See note 27 to our consolidated financial statements for additional information.

TAX PROCEEDINGS

We and our subsidiaries are defendants in numerous tax proceedings. in which we challenge or intend to challenge in good faith tax assessments received in our operations in Brazil. Tax proceedings that may be material to our operations are discussed in note 27 to our consolidated financial statements, which includes our assessment of the nature of such matters and the estimated probable and possible losses associated with such tax proceedings.

In addition, we are engaged in administrative and judicial discussions with tax authorities in Brazil in relation to certain tax positions adopted by us. See note 5 to our consolidated financial statements for information on our uncertain tax positions and related proceedings.

In addition to these legal proceedings, we are party to other tax proceedings that, although involving substantial claimed amounts against us, our management has determined, based on reports and technical assessments, to present a remote risk of loss and therefore are not currently considered to be material to our financial condition or results of operations.

UPDATES ON OTHER PROCEEDINGS

As reported in our annual report on Form 20-F for prior years, in July 2021, state prosecutors in the state of Rio de Janeiro initiated a criminal lawsuit against former MBR officers before a criminal court alleging supposed tax evasion of service taxes (Imposto Sobre Serviço - ISS) levied by the municipality of Mangaratiba on port cargo handling services at the Terminal Ilha Guaíba (TIG), located in Mangaratiba. In February 2023, one of the former officers was summoned and presented his defense. The lawsuit continues to be at early stage, currently waiting for the summon of the others former directors to present their defense to seek the case dismissal. We believe this proceeding is without merit.

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

VALE ANNUAL REPORT FORM 20-F | 179

Table of Contents	LEGAL PROCEEDINGS

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

VALE ANNUAL REPORT FORM 20-F | 180

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

Voting Rights

Each common share and each golden share entitles the holder to one vote at our shareholders meetings.

Golden shares are preferred shares that have the same voting rights as common shares, except with respect to voting for the election of members of the Board of Directors, which is only guaranteed to the holders of golden shares in specific circumstances set out in our bylaws. The golden shares grant the right to elect and remove one member of the Fiscal Council and the respective alternate member. Additionally, the golden shares entitle the holder to veto any proposed action in a General Shareholders´ Meeting relating to the following matters:

•	a change in our name;
•	a change in the location of our head office;
•	a change in our corporate purpose as regards mining activities;

VALE ANNUAL REPORT FORM 20-F | 181

Table of Contents	BYLAWS
•	any liquidation of the Company;
•	any disposal or winding up of activities in any of the following parts of our iron ore mining integrated systems: mineral deposits, ore deposits, mines, railways, or ports and maritime terminals;
•	any change in the bylaws relating to the rights afforded to the classes of capital stock issued by us; and
•	any change in the bylaws relating to the rights afforded to the golden shares.

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

VALE ANNUAL REPORT FORM 20-F | 182

Table of Contents	BYLAWS

A shareholders’ meeting may be held if shareholders representing at least one-quarter of the voting capital are present, except, subject to other exceptions, for meetings convened to amend our bylaws, which require a quorum of at least two-thirds of the voting capital. If no such quorum is present, notice must again be given in the same manner described above, and a meeting may then be convened without any specific quorum requirement. Nonetheless, certain matters still require minimum quorum and voting requirements , as discussed below.

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

Holders of our ADRs are not entitled to vote directly in our shareholders meetings and are represented at shareholders meetings exclusively by JP Morgan Chase Bank, N.A., as the depositary financial institution for the ADRs, through its local representative, Banco Bradesco S.A. ADR holders exercise their voting rights subject to specific deadlines and conditions established by the depositary bank or custodian agent. Votes may be cast in physical form (via a voting instruction form) or through an electronic platform, through the holder's broker or other intermediaries, where such service is available. The applicable deadlines and procedures may vary and be subject to restrictions in terms of form, timing, content and/or processing, in accordance with the specificities of the custody chain applicable in the United States. Upon expiry of the voting deadline, JP Morgan Chase Bank, N.A. will collect all votes and present them at the shareholders meeting on a consolidated basis, through its local representative. For more information, see Exhibit 2 to this annual report.

Redemption rights

VALE ANNUAL REPORT FORM 20-F | 183

Table of Contents	BYLAWS

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

Tag-along rights and mandatory tender offers

In accordance with Novo Mercado listing rules and our bylaws:

•	in case of a transfer of control, the purchaser must conduct a tender offer to purchase any and all of our common shares for the same price paid for the voting shares representing control;
•	in case of a proposed delisting from the Novo Mercado segment of B3, the controlling shareholder must conduct a public offer to acquire any and all of our common shares for a price corresponding to the economic value of the shares, as determined in an independent appraisal valuation; and
•	any shareholder who acquires 25% of our outstanding capital stock must, within 30 days after the date in which such shareholder achieved the 25% stake, make a tender offer for any and all of our common shares (oferta pública para aquisição) for a price equal to the greatest of (i) the economic value of the shares, (ii) 120% of the weighted average price of our common shares in the 60 trading days preceding the announcement of the tender offer and (iii) 120% of the highest price paid by the purchaser in the 12 months before achieving the 25% stake.

VALE ANNUAL REPORT FORM 20-F | 184

Table of Contents	BYLAWS

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

VALE ANNUAL REPORT FORM 20-F | 185

Table of Contents	BYLAWS

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

Shareholder Remuneration Policy

Subject to the specific rules in our bylaws and to applicable laws, we also have a shareholder remuneration policy applicable to our distributions (dividends or interest on equity). The goal of the policy is to (i) provide shareholders with a degree of predictability regarding their remuneration; and (ii) establish criteria for setting minimum remuneration that ensures our financial and economic equilibrium and the fulfillment of our commitments, whilst preserving flexibility to capture investment opportunities and improve business performance.

Form and transfer of shares

Our shares are in book-entry form registered in the name of each shareholder. The transfer of our common shares is made under Brazilian corporate law, which provides that a transfer of shares is effected by our transfer agent, Banco Bradesco, upon presentation of valid share transfer instructions to us by a transferor or its representative. When common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are made in the same way and are executed by the investor’s local agent, who is also responsible for updating the information relating to the foreign investment furnished to the Central Bank of Brazil.

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

VALE ANNUAL REPORT FORM 20-F | 186

Participative Shareholder´s Debentures

At the time of the first stage of our privatization in 1997, we issued Brazilian law governed debentures known in Brazil as “debêntures participativas” to our then existing shareholders, including the Brazilian government. The terms of the debentures were established to ensure that these shareholders, would participate alongside us in potential future financial benefits derived from exploiting certain mineral resources that were not taken into account when determining the minimum purchase price of our shares in the privatization. In accordance with the debentures deed, holders have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value-added tax, transport fee and insurance expenses related to the trading of the products). These payments are linked to certain identified mineral resources that we owned at the time of privatization, to the extent that we exceed defined thresholds of sales volume, as well as from the sale of mineral rights that we held at that time. Our obligation to make payments to the holders will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by us.

We made available for withdrawal by holders of participative shareholders’ debentures US$242 million in 2025, US$243 million in 2024 and US$233 million in 2023. See note 23(b) to our consolidated financial statements for more information.

In October 2025, we announced an optional offer to purchase all outstanding participative debentures. The settlement of this offer occurred on November 5, 2025, with the purchase of 89,410,390 participative debentures in the amount of US$703 million. This initiative resulted in a 23.01% reduction of the total outstanding participative debentures.

VALE ANNUAL REPORT FORM 20-F | 187

Exchange Controls and Other Limitations Affecting Security Holders

Under Brazilian corporate law, there are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, other distributions and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. These restrictions on the remittance of foreign capital abroad could hinder or prevent the depositary bank and its agents for the common shares represented by ADSs from converting dividends, distributions, or the proceeds from any sale of common shares or rights, as the case may be, into U.S. dollars and remitting such amounts abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADRs.

Under the Joint Resolution No. 13/2024, issued jointly by the Central Bank of Brazil and the Brazilian Securities and Exchange Commission in December 2024, and that came into effect on January 2025, investments by foreign investors in the financial and capital markets shall be made through the same financial instruments and arrangements available to resident investors, subject to registration requirements and operational limits, and in compliance with trading restrictions and other limitations, and provided that such foreign investors:

i.	appoint at least one representative in Brazil, with powers to perform actions relating to its investment,
ii.	register as a foreign investor with the CVM,
iii.	appoint at least one authorized custodian in Brazil for the investor’s investments,
iv.	register all portfolio investments of the foreign investor in Brazil, through the investor’s representative, with the Central Bank of Brazil, and
v.	comply with other requirements provided for under CVM Resolution No. 13/2020.

After the fulfillment of these requirements, the foreign investor will be able to trade in the Brazilian financial and capital markets.

Securities and other financial assets held by investors, including in the form of depositary receipts, under Joint Resolution No. 13/2024 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition, any transfer of securities held under Joint Resolution No. 13/2024 and CVM Resolution No. 13/2020 must be made in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from private transactions.

Joint Resolution No. 13/2024 also provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The depositary receipts must be backed by securities issued by Brazilian publicly traded companies, among others. It provides that the proceeds from the sale of ADSs by holders of ADRs outside Brazil are not subject to Brazilian foreign investment controls and holders of ADSs who are not residents of a low-tax jurisdiction (país com tributação favorecida), as defined by Brazilian law, will be entitled to favorable tax treatment.

An electronic registration has been issued to the custodian in the name of the depositary with respect to the ADSs. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the underlying shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for common shares, the holder must, prior to such exchange, obtain its own electronic registration with the Central Bank of Brazil under Joint Resolution No. 13/2024.

VALE ANNUAL REPORT FORM 20-F | 188

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

Dividends

Law No. 15,270, enacted on November 26, 2025, introduced one of the most significant reforms to Brazil’s Personal Income Tax (IRPF) system in recent decades. The legislation reduces taxation for low-income earners, reintroduces the taxation of dividends, and establishes minimum taxation for high-income individuals. The main modifications are:

•	Beginning in January 2026, profits and dividends paid by a legal entity to the same individual resident in Brazil in excess of BRL 50,000 in a single month are subject to withholding income tax at a flat rate of 10%.
•	Profits and dividends paid or remitted abroad are generally subject to withholding income tax at a rate of 10%, regardless of amount, subject to specific exemptions and tax credit mechanisms intended to mitigate excessive overall taxation.
•	Profits accrued and formally approved up to December 31, 2025, remain exempt from withholding income tax, provided they are distributed in accordance with the applicable legal requirements.

VALE ANNUAL REPORT FORM 20-F | 189

Table of Contents	TAXATION
Interest on shareholders’ equity

Amounts distributed as interest on shareholders’ equity are generally subject to withholding income tax at a rate of 15% for fiscal year 2025. Effective as of January 1, 2026, the applicable withholding income tax rate will increase to 17.5%, except where:

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

Taxation of capital gains

Taxation of Non-Resident Holders on capital gains depends on the status of the holder as either:

•	a holder that is not resident or domiciled in a Low Tax Jurisdiction, or in a jurisdiction where internal legislation imposes restrictions on the disclosure of shareholding structure or the ownership of the investment, and that has registered its investment in Brazil in accordance with the Central Bank of Brazil and the Securities and Exchange Commission of Brazil Joint Resolution No. 13, December 3, 2024 (a Joint Resolution 13/2024), or (ii) a holder of ADSs; or
•	any other Non-Resident Holder.

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

VALE ANNUAL REPORT FORM 20-F | 190

Table of Contents	TAXATION

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

The positive difference between the average price of the common shares calculated as described above and their acquisition cost will be considered to be a capital gain subject to income tax in Brazil. In some circumstances, there are grounds to conclude that such taxation is not applicable with respect to any a Joint Resolution 13/2024, provided such holder is not located in a Low Tax Jurisdiction.

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

Under the applicable rules, any gain realized by a Non-Resident Holder on a sale or disposition of common shares carried out on the Brazilian stock exchange is:

•	exempt from income tax where the Non-Resident Holder (i) is a Joint Resolution 13/2024; and (ii) is not located in a Low Tax Jurisdiction;
•	subject to income tax at a rate of 15% where the Non-Resident Holder (i) is not a Joint Resolution 13/2024 and (ii) is not resident or domiciled in a Low Tax Jurisdiction; or
•	subject to income tax at a rate of 25% where the Non-Resident Holder (i) is not a Joint Resolution 13/2024 and (ii) is resident or domiciled in a Low Tax Jurisdiction.

The above summary applies to different investment scenarios. The understanding of tax authorities may change from time to time, and you should consult your tax advisors with regard to the application of the rates to your specific case.

The sale or disposition of common shares carried out on the Brazilian stock exchange is subject to withholding tax at the rate of 0.005% on the sale value. This withholding tax can be offset against the eventual income tax due on the capital gain. A Joint Resolution 13/2024 that is not resident or domiciled in a Low Tax Jurisdiction is not subject to this withholding tax.

Since January 1, 2017, the capital gains realized by Non-Residents Holders and individuals resident in Brazil are subject to income tax (i) at progressive rates ranging from 15% to 22.5%, where the Non-Resident Holder is not a Joint Resolution 13/2024 and is not resident or domiciled in a Low Tax Jurisdiction or (ii) at a rate of 25% where the Non-Resident Holder is resident or domiciled in a Low Tax Jurisdiction.

VALE ANNUAL REPORT FORM 20-F | 191

Table of Contents	TAXATION

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This summary does not purport to be a comprehensive description of all the U.S. federal income tax consequences of the acquisition, holding or disposition of the common shares or ADSs. This summary applies to U.S. holders, as defined below, who hold their common shares or ADSs as capital assets and does not apply to special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;

VALE ANNUAL REPORT FORM 20-F | 192

Table of Contents	TAXATION
•	brokers or dealers in securities or foreign currencies;
•	tax-exempt organizations;
•	securities traders who elect to account for their investment in common shares or ADSs on a mark-to-market basis;
•	persons holding common shares or ADSs as part of hedge, straddle, conversion or other integrated financial transactions for tax purposes;
•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other holders treated as “pass-through entities” for U.S. federal income tax purposes (or partners therein);
•	former citizens or residents of the United States; or
•	persons owning, actually or constructively through attribution rules, 10% or more of our voting shares or the total value of all classes of shares.

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

Taxation of dividends

VALE ANNUAL REPORT FORM 20-F | 193

Table of Contents	TAXATION

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

The U.S. dollar amount of dividends received by certain non-corporate taxpayers, including individuals, will be subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends”. Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2024 or 2025 taxable years. In addition, based on Vale’s audited consolidated financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2026 taxable year.

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

VALE ANNUAL REPORT FORM 20-F | 194

Table of Contents	TAXATION

Subject to generally applicable limitations and conditions, you may be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Brazilian income taxes withheld by us at the appropriate rate applicable to you. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (IRS) in regulations promulgated in December 2021 and any Brazilian tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax. If you consistently elect to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements is uncertain and we have not determined whether these requirements have been met. If the Brazilian tax is not a creditable tax or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Brazilian tax in computing your taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, if you elect to claim foreign tax credits, this generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on your particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your own tax advisors concerning the implications of these rules in light of your particular circumstances.

Taxation of capital gains

Upon a sale or exchange of common shares or ADSs, you generally will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the common shares or ADSs, in each case, as determined in U.S. dollars. If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, the amount you realize will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. For more information, see —Brazilian Tax Considerations above. This gain or loss will be long-term capital gain or loss if your holding period in the common shares or ADSs exceeds one year. The net amount of long-term capital gain recognized by individual U.S. holders generally is subject to taxation at preferential rates. Your ability to use capital losses to offset income is subject to limitations. You should consult your own tax advisors about how to account for proceeds received on the sale or exchange of common shares that are not paid in U.S. dollars.

You generally will not be entitled to credit any Brazilian tax imposed on the sale or other disposition of the shares against your U.S. federal income tax liability, unless you consistently elect to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and you comply with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a you may not be able to credit the tax against your U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Brazilian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if you have elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your own tax advisor regarding the application of the foreign tax credit rules to your investment in, and disposition of, ADSs or common shares.

VALE ANNUAL REPORT FORM 20-F | 195

Table of Contents	TAXATION
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

VALE ANNUAL REPORT FORM 20-F | 196

Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our chief executive officer and chief financial officer have concluded that as of December 31, 2025 our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

AUDIT OF THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report which appears herein.

VALE ANNUAL REPORT FORM 20-F | 197

Table of Contents	CORPORATE GOVERNANCE
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management identified no change in our internal control over financial reporting during our fiscal year ended December 31, 2025, that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

VALE ANNUAL REPORT FORM 20-F | 198

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

Since 2018, we also report our compliance with the Brazilian Corporate Governance Code of the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa – IBGC), as required by Brazilian regulations. The code is based on the “comply or explain” principle, and we fully comply with 100% of the practices recommended by the IBGC since 2024.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors.	We fully comply with this requirement. Our bylaws provide for a Board of Directors consisting of 11 to 13 members and require that at least seven directors be independent.
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	We do not have any management directors. Our directors meet at regularly scheduled executive sessions without management.

VALE ANNUAL REPORT FORM 20-F | 199

Table of Contents	CORPORATE GOVERNANCE

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

We have a Nomination and Governance Committee required to be composed of a majority of independent directors. According to its internal rules, the Nomination and Governance Committee shall be composed of three to five directors, including the Chairperson of our Board of Directors and a majority of independent members. For the current composition of the Nomination and Governance Committee, see Management and Employees—Management—Other Advisory Committees to the Board of Directors.

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

- assessing potential profile applicants for the position of Director and member of the Advisory Committees, according to the criteria and guidelines set forth in our internal policies and norms, for further analysis by the Board of Directors, and potential election by our general shareholders’ meeting;

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

The People and Remuneration Committee, which is an advisory committee to the Board of Directors, is composed only by members of the Board of Directors. For the current composition of the People and Remuneration Committee, see Management and Employees—Management—Other Advisory Committees to the Board of Directors. This committee is responsible for, among other attributions: (i) assessing and recommending long-term strategies relating to people as proposed by the Executive Committee to the Board of Directors; (ii) assessing and recommending the remuneration strategy for the Executive Committee and proposal for distribution of overall annual amount for management remuneration, including the remuneration of the Board of Directors and its Advisory Committees; and (iii) recommending the establishment of performance assessment goals for the Executive Committee and other Officers directly reporting to the CEO, and their monitoring.

303A.06	Listed companies must have an audit committee that complies with the requirements of Rule 10A-3 under the Exchange Act.	We have an Audit and Risks Committee that complies with Rule 10A-3 under the Exchange Act. Our Audit and Risks Committee is currently composed of four independent directors.

VALE ANNUAL REPORT FORM 20-F | 200

Table of Contents	CORPORATE GOVERNANCE

303A.07	The audit committee must have at least three members, and these members must comply with the independence requirements of Section 303A.02 of the NYSE Listed Company Manual; the audit committee must have a written charter compliant with the requirements of Section 303A.07(b) of the NYSE Listed Company Manual; and listed companies must have an internal audit function.

Our Audit and Risks Committee is currently composed of four independent directors. We also comply with the listing rules of the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (Novo Mercado Rules) and Brazilian corporate laws and regulations. Under our bylaws and the Audit and Risks Committee’s charter, and pursuant to the Novo Mercado Rules, our Audit and Risks Committee shall have three to five members, and: (i) all members must be independent directors, (ii) at least one member must have demonstrated experience in corporate accounting matters, and such member shall be appointed as “Financial Expert” upon his/her nomination.

The responsibilities of the Audit and Risks Committee are set forth in its charter. Under our bylaws, the charter must give the Audit and Risks Committee responsibility for the matters required under Novo Mercado listing rules, as well as responsibility for:

–  having means and establishing procedures to be used by the company to receive, process and handle accusations, complaints and information about (a) non-compliance with legal and normative provisions applicable to the company, in addition to internal regulations and codes, (b) accounting issues, (c) internal controls, and (d) audit matters; as well as ensuring specific procedures to guarantee confidentiality and to protect whistleblower anonymity and the rights of the investigated party;

–  providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of independent auditor services;

–  supervising the work of internal auditors, the area of internal controls and the area responsible for preparing the company’s consolidated financial statements;

–  supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality of services provided, and the suitability of services provided related to the needs of the company, and telling the company’s management at any point to retain compensation of the external auditors; and

–  monitoring and mediating disagreements between management and the independent auditors regarding the company’s consolidated financial statements and the application of accounting principles, monitoring difficulties found by the auditors during the audit process, among others.

We have an internal audit function.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian corporate law, shareholder approval is required for the adoption of any equity compensation plans.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We have not published consolidated corporate governance guidelines. Notwithstanding, our bylaws, the internal rules of our Board of Directors and advisory committees and/or our policies address matters related to qualification standards of members of the Board of Directors and the Executive Committee, director access to management and, as necessary and appropriate, independent advisors, Chief Executive Officer and management succession and annual performance of the Board.
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Conduct, which applies to our directors, officers and employees, interns, suppliers, and to our subsidiaries in Brazil and abroad, as well as to any person acting on behalf of Vale or its subsidiaries. We report each year in our annual report on Form 20-F any waivers of the code of conduct granted for directors or executive officers. Our code of conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules.

VALE ANNUAL REPORT FORM 20-F | 201

Table of Contents	CORPORATE GOVERNANCE

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

VALE ANNUAL REPORT FORM 20-F | 202

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

Identification of what we have, what we do and what is important:
•	We understand the business context and the assets that support essential functions.
•	We regularly assess cyber risks internally and the potential impacts on the company and, every two years, undergo a risk assessment by an independent, and specialized third-party based on the NIST CSF.
•	We maintain an up-to-date inventory of technology assets, such as applications, data, servers, network components, third- party services and others.
Protecting technology assets (both Information Technology and Operations Technology) to prevent or limit cyber incidents by:
•	We apply an identity and access process with Multi-Factor Authentication.
•	We provide cybersecurity training and education for employees and contractors, focusing on cyber risk and good cyber behavior, such as identifying malicious emails and correctly classifying information to protect data confidentiality.
•	We provide communication channels for employees and contractors to report incidents, vulnerabilities and activities related to cyber security.
•	We adopt network segmentation with strategic placement of network firewalls, intrusion prevention systems, and demilitarized zones for added security.
Early detection of cyber incidents through:
•	Our Security Operations Center, which operates 24/7/365, continuously monitors our digital environment by analyzing billions of telemetry events to detect system anomalies.
•	We adopt a modern End Point Detection and Response platform on our workstations and servers, combined with a managed and detection response service by the Security Operations Center.
•	We regularly conduct vulnerability assessments across various technological layers, independent third-party penetration tests, and attack surface management practices.

VALE ANNUAL REPORT FORM 20-F | 204

Table of Contents	CYBERSECURITY

•	We have a dedicated cybersecurity team that combines the best of in-house resources with the expertise of external partners specialized in the field.
Responding effectively to cyber incidents to significantly contain their impact by:
•	We maintain a robust cyber incident response plan by:
–	Keeping cyber incident response procedures up to date, as well as technology system recovery plans for business continuity.
–	Conducting cyber incident simulations for operational, tactical, and executive audiences to educate and better prepare for a real cyber incident.
–	Integrating the cyber incident response plan with the organization’s corporate Crisis Management process and a corporate Cyber Crisis Committee formed by areas such as Legal, Privacy, Communications, Internal Controls, Investor Relations, and other business areas.
–	Managing the materiality of cyber incidents within the corporate cyber crisis committee, keeping our Executive Committee and our Board of Directors informed, and disclosing to the public when applicable.
Recovering and restoring affected systems and their capabilities back in operation.
•	We conduct regular tests of our recovery plans to ensure the restoration of technology assets in case of need.

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

Management

VALE ANNUAL REPORT FORM 20-F | 205

Table of Contents	CYBERSECURITY

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

VALE ANNUAL REPORT FORM 20-F | 206

Code of Conduct

We have a Code of Conduct that applies to the members of our Board of Directors and our Executive Committee, including the chief executive officer and executive vice-presidents, our employees, interns and to our subsidiaries in Brazil and abroad, as well as and any person acting on behalf of Vale or its subsidiaries. Our suppliers and other third parties that collaborate with us must act in accordance with Vale’s Principles of Conduct for Third Parties.

Our Code of Conduct gathers the fundamental principles that underpin our business, and is part of Vale´s Ethics & Compliance Program, which is monitored by the Audit and Risks Committee and the Conduct and Integrity Committee, and is under the responsibility of the Audit and Compliance Department. Our Code of Conduct is a principle-based document, which connects directly with our company’s purpose and values.

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

In 2025, our Whistleblower Channel received 10,151 reports and closed 10,079 cases, of which (i) 14% referred to queries and reports that were not investigated due to lack of information or pertinence to the scope of the Whistleblower Channel, (ii) 29% were complaints, which were answered by the Whistleblower Channel, but did not lead to an investigation, and (iii) 57% were allegations that led to investigations, which confirmed violations of Vale’s Code of Conduct in 54% of these cases.

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

Investigations by our Whistleblower Channel in 2025 resulted in 3,968 corrective actions and disciplinary measures, including 257 terminations of employment.

Further information on the Whistleblower Channel is disclosed in our Ethics & Compliance annual report, available on our website, at https://www.vale.com/esg/ethics-and-compliance. Information on our website is not incorporated by reference in this annual report on Form 20-F.

VALE ANNUAL REPORT FORM 20-F | 207

Principal Accountant Fees and Services

The following table summarizes the fees for professional services and other services rendered to us by our independent auditors PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”) in 2025 and 2024.

	Year ended December 31,
	2025	2024
	(US$ thousand)
Audit fees	5,664	6,241
Audit-related fees	841	614
Total fees	6,505	6,855

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

VALE ANNUAL REPORT FORM 20-F | 208

Information Filed with Securities Regulators

We are subject to various information and disclosure requirements in those countries in which our securities are traded, and we file consolidated financial statements and other periodic reports with the CVM, B3 and the SEC.

Brazil. Vale’s Common Shares are listed on B3 in São Paulo, Brazil. As a result, we are subject to the information and disclosure requirements of Brazilian Corporate Law, as amended. We are also subject to the periodic disclosure requirements of CVM rules applicable to listed companies and to B3’s “Novo Mercado” Corporate Governance Requirements. Our CVM filings are available from the CVM at https://www.gov.br/cvm or from B3 at https://www.b3.com.br. In addition, they may be accessed at our website, https://vale.com.

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

VALE ANNUAL REPORT FORM 20-F | 209

Exhibits

Exhibit Number
1	Bylaws of Vale S.A., as of April 28, 2023 (incorporated by reference to Exhibit 1 to Vale’s annual report on Form 20-F dated April 19, 2024 (File Nos. 001-15030, Accession No. 0001292814-24-001463))
2	Description of Securities registered under Section 12 of the Exchange Act
4.1	Judicial Settlement for Integral Reparation, dated February 4, 2021, by and among Vale S.A., the Government of the State of Minas Gerais, the Public Defender Office of the State of Minas Gerais, public prosecutors of the State of Minas Gerais and federal prosecutors (incorporated by reference to Exhibit 4.1 to Vale’s annual report on Form 20 F dated March 23, 2021 (File Nos. 001-15030, Accession No. 0001047469-21-000687))
4.2	Definitive Settlement, dated October 25, 2024, by and among Samarco Mineração S.A., BHP Billiton Brasil Ltda., Vale S.A., the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Public Defender Office of the State of Minas Gerais, public prosecutors of the State of Minas Gerais and federal prosecutors, and other Brazilian public entities (incorporated by reference to Exhibit 4.2 to Vale’s annual report on Form 20-F dated March 28, 2025 (File Nos. 001-15030, Accession No. 0001292814-25-001137))
8	List of subsidiaries
11	Policy of Disclosure of Information and Securities Trading, as of November 25, 2021 (incorporated by reference to Exhibit 11 to Vale’s annual report on Form 20-F dated March 28, 2025 (File Nos. 001-15030, Accession No. 0001292814-25-001137))
12.1	Certification of Chief Executive Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of Vale pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Vale, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351)
15.2	Consents of Qualified Persons for Technical Report Summary for Serra Norte Operations
15.3	Consents of Qualified Persons for Technical Report Summary for Serra Sul Operations
15.4	Consents of Qualified Persons for Technical Report Summary for Sudbury Operations
15.5	Consents of Qualified Persons for Technical Report Summary for Salobo Operations
17.1	Guarantors and Issuers of Guaranteed Securities
96.1	Technical Report Summary for Serra Norte Operations
96.2	Technical Report Summary for Serra Sul Operations
96.3	Technical Report Summary for Sudbury Operations
96.4	Technical Report Summary for Salobo Operations
97	Clawback Policy, as of November 30, 2023 (incorporated by reference to Exhibit 97 to Vale’s annual report on Form 20-F dated April 19, 2024 (File Nos. 001-15030, Accession No. 0001292814-24-001463)).
101	Interactive Data File
104	Cover Page Interactive Data File

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

VALE ANNUAL REPORT FORM 20-F | 210

Glossary

Alumina	Aluminum oxide. It is the main component of bauxite and extracted from bauxite ore in a chemical refining process. It is the principal raw material in the electro chemical process from which aluminum is produced.
Aluminum	A white metal that is obtained in the electro chemical process of reducing aluminum oxide.
B3	B3 S.A.—Brasil, Bolsa, Balcão (formerly BM&FBOVESPA), a stock exchange located in São Paulo, Brazil.
Bauxite	A rock composed primarily of hydrated aluminum oxides. It is the principal ore of alumina, the raw material from which aluminum is made.
Beneficiation	A variety of processes whereby extracted ore from mining is reduced to particles that can be separated into ore mineral and waste, the former suitable for further processing or direct use.
CFR	Cost and freight. Indicates that all costs related to the transportation of goods up to a named port of destination will be paid by the seller of the goods.
Coal	Coal is a black or brownish black solid combustible substance formed by the decomposition of vegetable matter without access to air. The rank of coal, which includes anthracite, bituminous coal (both are called hard coal), sub bituminous coal, and lignite, is based on fixed carbon, volatile matter, and heating value.
Cobalt	Cobalt is a hard, lustrous, silver gray metal found in ores, and used in the preparation of magnetic, wear resistant, and high strength alloys (particularly for jet engines and turbines). Its compounds are also used in the production of inks, paints, catalysts and battery materials.
Coke	Coal that has been processed in a coke oven, for use as a reduction agent in blast furnaces and in foundries for the purposes of transforming iron ore into pig iron.
Coking coal	Hard coking coal is the highest value segment of the metallurgical coal market segments (see metallurgical coal) because of its high strength factors to form a strong coke.
Concentration	Physical, chemical or biological process to increase the grade of the metal or mineral of interest.
Copper	A reddish-brown metallic element. Copper is highly conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.
Copper anode	Copper anode is a metallic product of the converting stage of smelting process that is cast into blocks and generally contains 99% copper grade, which requires further processing to produce refined copper cathodes.
Copper cathode	Copper plate with purity higher than or equal to 99.9% that is produced by an electrolytic process.
Copper concentrate	Material produced by concentration of copper minerals contained in the copper ore. It is the raw material used in smelters to produce copper metal.
Cut-off grade	Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include “net smelter return,” “pay limit,” and “break-even stripping ratio.”
CVM	The Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission).
DWT	Deadweight ton. The measurement unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel’s total deadweight is the total weight the vessel can carry when loaded to its maximum permitted load line.
FOB	Free on board. It indicates that the purchaser pays for shipping, insurance and all the other costs associated with transportation of the goods to their destination.

VALE ANNUAL REPORT FORM 20-F | 211

Table of Contents	GLOSSARY

Gold	A precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.
Grade	The proportion of metal or mineral present in ore or any other host material.
Hematite Ore	Hematite is an iron oxide mineral, but also denotes the high grade iron ore type within the iron deposits.
Inferred Mineral Resource	Is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
Indicated Mineral Resource	Is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
Iron ore pellets	Agglomerated ultra fine iron ore particles of a size and quality suitable for particular iron making processes. Our iron ore pellets range in size from 8 mm to 18 mm.
Iron ore briquettes	Iron ore agglomerates, pillow shaped, produced by a proprietary process of cold agglomeration of iron ore together with binders and additives.
Itabirite ore	Itabirite is a banded iron formation and denotes the low grade iron ore type within the iron deposits.
Limonite	An iron and aluminum oxides rich horizon formed by decomposition of pre-existing rocks within a surface weathering environment.
Lump ore	Iron ore or manganese ore with the coarsest particle size in the range of 6.35 mm to 50 mm in diameter, but varying slightly between different mines and ores.
Manganese ore	A hard brittle metallic element found primarily in the minerals pyrolusite, hausmannite and manganite. Manganese ore is essential to the production of virtually all steels and is important in the production of cast iron.
Measured Mineral Resource	Is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.
Metallurgical coal	Coal used in the production of steel, comprising multiple segments, including hard coking coal (see hard coking coal), semi hard coking coal, semi soft coking coal, all used to produce coke to feed a blast furnace; and PCI (pulverized coal injection) coal used for direct injection fuel source into the blast furnace (see PCI). A bituminous hard coal with a quality that allows the production of coke. Normally used in coke ovens for metallurgical purposes.
Mineral deposit(s)	A mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration development work.
Mineral reserve	Is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

VALE ANNUAL REPORT FORM 20-F | 212

Table of Contents	GLOSSARY

Mineral resource	Is a concentration or occurrence of materials of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
Mt	Million metric tons.
Mtpy	Million metric tons per year.
Nickel	A silvery white metal that takes on a high polish. It is hard, malleable, ductile, somewhat ferromagnetic, and a fair conductor of heat and electricity. It belongs to the iron cobalt group of metals and is chiefly valuable for the alloys it forms, such as stainless steel and other corrosion resistant alloys.
Nickel laterite	Deposits are formed by intensive weathering of olivine rich ultramafic rocks such as dunite, peridotite and komatiite.
Nickel matte	An intermediate smelter product that must be further refined to obtain pure metal.
Nickel pig iron	A low grade nickel product, made from lateritic ores, suitable primarily for use in stainless steel production. Nickel pig iron typically has a nickel grade of 1.5 6% produced from blast furnaces. Nickel pig iron can also contain chrome, manganese, and impurities such as phosphorus, sulfur and carbon. Low grade ferro nickel (FeNi) produced in China through electric furnaces is often also referred to as nickel pig iron.
Nickel sulfide	Formed through magmatic processes where nickel combines with sulfur to form a sulfide phase. Pentlandite is the most common nickel sulfide ore mineral mined and often occurs with chalcopyrite, a common copper sulfide mineral.
Open pit mining	Method of extracting rock or minerals from the earth by their removal from an open pit. open pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden (surface material covering the valuable deposit) is relatively thin, or the material of interest is structurally unsuitable for underground mining.
Oxides	Compounds of oxygen with another element. For example, magnetite is an oxide mineral formed by the chemical union of iron with oxygen.
Palladium	A silver white metal that is ductile and malleable, used primarily in automobile emissions control devices, and electrical applications.
Particulate Matter (PM)	A complex mixture of solids with a small diameter, whose components have different physical and chemical characteristics. Particulate matter is generally classified according to particle diameter.
PCI	Pulverized coal injection. Type of coal with specific properties ideal for direct injection via the tuyeres of blast furnaces. This type of coal does not require any processing or coke making, and can be directly injected into the blast furnaces, replacing lump cokes to be charged from the top of the blast furnaces.
Pelletizing	Iron ore pelletizing is a process of agglomeration of ultra fines produced in iron ore exploitation and concentration steps. The three basic stages of the process are: (i) ore preparation (to get the correct fineness); (ii) mixing and balling (additive mixing and ball formation); and (iii) firing (to get ceramic bonding and strength).
PGMs	Platinum group metals. Consist of platinum, palladium, rhodium, ruthenium, osmium and iridium.
Phosphate	A phosphorous compound, which occurs in natural ores and is used as a raw material for primary production of fertilizer nutrients, animal feeds and detergents.
Pig iron	Product of smelting iron ore usually with coke and limestone in a blast furnace.
Platinum	A dense, precious, grey white transition metal that is ductile and malleable and occurs in some nickel and copper ores. Platinum is resistant to corrosion and is used primarily in jewelry, and automobile emissions control devices.
Precious metals	Metals valued for their color, malleability, and rarity, with a high economic value driven not only by their practical industrial use, but also by their role as investments. The widely traded precious metals are gold, silver, platinum and palladium.
Primary nickel	Nickel produced directly from mineral ores.

VALE ANNUAL REPORT FORM 20-F | 213

Table of Contents	GLOSSARY

Probable mineral reserves	Is the economically minerable part of an indicated and, in some cases, a measured mineral resource.
Proven mineral reserves	Is the economically minerable part of a measured mineral resource and can only result from conversion of a measured resource.
Real, reais or R$	The official currency of Brazil is the real (singular) (plural: reais).
ROM	Run-of-mine. Ore in its natural (unprocessed) state, as mined, without having been crushed.
Samarco	Samarco Mineração S.A., a joint venture.
Saprolite	Clay-rich horizon formed by decomposition of pre-existing rocks within a surface weathering environment.
Secondary or scrap nickel	Stainless steel or other nickel containing scrap.
Seaborne market	Comprises the total ore trade between countries using ocean bulk vessels.
Silver	A ductile and malleable metal used in photography, coins and medal fabrication, and in industrial applications.
Sinter feed (also known as fines)	Iron ore fines with particles in the range of 0.15 mm to 6.35 mm in diameter. Suitable for sintering.
Sintering	The agglomeration of sinter feed, binder and other materials, into a coherent mass by heating without melting, to be used as metallic charge into a blast furnace.
Stainless steel	Alloy steel containing at least 10% chromium and with superior corrosion resistance. It may also contain other elements such as nickel, manganese, niobium, titanium, molybdenum, copper, in order to improve mechanical, thermal properties and service life. It is primarily classified as austenitic (200 and 300 series), ferritic (400 series), martensitic, duplex or precipitation hardening grades.
Tpy	Metric tons per year.
Troy ounce	One troy ounce equals 31.103 grams.
Underground mining	Mineral exploitation in which extraction is carried out beneath the earth’s surface.
U.S. dollars or US$	The United States dollar.

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
Name: Marcelo Feriozzi Bacci
Title: Executive Vice-President Finance and Investor Relations

Date: March 27, 2026

VALE ANNUAL REPORT FORM 20-F | 215

DECEMBER 31, 2025

CONSOLIDATED FINANCIAL STATEMENTS

2025

Port of Tubarão, Vitória–ES.
Photo: Andre Barcelo

Year ended December 31,	Notes	2025	2024	2023
Net operating revenue	3(b)	38,403	38,056	41,784
Cost of goods sold and services rendered	4(a)	(24,947)	(24,265)	(24,089)
Gross profit		13,456	13,791	17,695

Operating expenses
Selling and administrative	4(b)	(641)	(622)	(553)
Research and development		(693)	(790)	(723)
Pre-operating and operational stoppage	14	(268)	(403)	(450)
Other operating expenses, net	4(c)	(1,358)	(1,489)	(1,498)
Impairment and result on disposals of non-current assets, net	12	(4,599)	301	(266)
Operating income		5,897	10,788	14,205

Financial income	18	501	422	432
Financial expenses	18	(1,647)	(1,473)	(1,459)
Other financial items, net	18	120	(2,772)	(919)
Equity results and other results in associates and joint ventures	26 and 30	(218)	(269)	(1,108)
Income before income taxes		4,653	6,696	11,151

Income taxes	5	(2,670)	(721)	(3,046)

Net income		1,983	5,975	8,105
Net income (loss) attributable to noncontrolling interests		(369)	(191)	122
Net income attributable to Vale S.A.'s shareholders		2,352	6,166	7,983

Earnings per share attributable to Vale S.A.'s shareholders	6
Basic and diluted earnings per share (US$)		0.55	1.44	1.83

The accompanying notes are an integral part of these consolidated financial statements.

Year ended December 31,	Notes	2025	2024	2023
Net income		1,983	5,975	8,105
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Translation adjustments of the Parent Company		4,306	(9,172)	2,966
Retirement benefit obligations		18	102	(68)
Adjustments to fair value in equity interests measured at fair value through other comprehensive income		–	–	13
		4,324	(9,070)	2,911

Items that may be reclassified to income statement
Translation adjustments of foreign operations		(887)	2,237	(522)
Hedge of net investment in foreign operation	20(a.iv)	273	(500)	139
Cash flow hedge	20(a.iv)	–	–	(19)
Reclassification of cumulative translation adjustment to income statement (i)		10	(1,115)	-
		(604)	622	(402)
Comprehensive income (loss)		5,703	(2,473)	10,614

Comprehensive income (loss) attributable to noncontrolling interests		(278)	(284)	125
Comprehensive income (loss) attributable to Vale S.A.'s shareholders		5,981	(2,189)	10,489

(i) For the year ended December 31, 2024, the effect refers substantially to the reclassification of accumulated translation adjustments of Vale Oman Distribution Center and PT Vale Indonesia Tbk, in the amounts of US$112 and US$1,063, respectively (notes 31c and 31d).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 5.

The accompanying notes are an integral part of these consolidated financial statements.

Year ended December 31,	Notes	2025	2024	2023
Cash generated from operations	11(a)	13,401	13,767	17,252
Payment of interest on loans, financing and other financial liabilities	24	(1,000)	(868)	(743)
Receipts from the settlement of derivatives, net	20	579	11	567
Payments related to the Brumadinho event	25	(874)	(909)	(1,330)
Payments related to de-characterization of dams	14	(378)	(533)	(458)
Payments related to participative shareholder's debentures partially repurchased and remuneration	23(b)	(945)	(243)	(233)
Payments of income taxes (including refinancing programs)		(1,982)	(1,859)	(1,890)
Net cash generated by operating activities		8,801	9,366	13,165

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(6,006)	(6,447)	(5,920)
Payments related to the Samarco dam failure	26(a)	(2,298)	(808)	(553)
Advanced payment related to renegotiation of railway concession contracts	16	–	(656)	–
Cash received (paid) from disposal and acquisition of investments, net	31	891	2,687	(139)
Dividends received from associates and joint ventures		313	81	204
Short-term investment, net		337	(85)	127
Other investing activities, net		(101)	(140)	(38)
Net cash used in investing activities		(6,864)	(5,368)	(6,319)

Cash flow from financing activities:
Loans and borrowings from third parties	24	4,718	4,855	1,950
Payments of loans and borrowings to third parties	24	(1,454)	(2,605)	(658)
Payments of leasing	22(b)	(174)	(202)	(233)
Dividends and interest on capital paid to Vale S.A.’s shareholders	29(e.i)	(3,561)	(3,914)	(5,513)
Dividends and interest on capital paid to noncontrolling interest	30(c)	–	–	(41)
Shares buyback program	29(c)	–	(409)	(2,714)
Issuance of subordinated notes	24	741	–	–
Acquisition of additional stake in VOPC	31(g)	–	–	(130)
Net cash generated (used) in financing activities		270	(2,275)	(7,339)

Net increase (decrease) in cash and cash equivalents		2,207	1,723	(493)
Cash and cash equivalents at the beginning of the year		4,953	3,609	4,736
Effect of exchange rate changes on cash and cash equivalents		212	(454)	69
Cash from subsidiaries classified as non-current assets held for sale and others		–	75	(703)
Cash and cash equivalents at end of the year		7,372	4,953	3,609

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	19	7,372	4,953
Short-term investments	19	194	53
Accounts receivable	7	2,297	2,358
Other financial assets	23	457	53
Inventories	8	5,937	4,605
Recoverable taxes	5(e)	1,505	1,100
Other		529	359
		18,291	13,481
Non-current assets
Judicial deposits	27(c)	651	537
Other financial assets	23	482	231
Recoverable taxes	5(e)	1,776	1,297
Deferred income taxes	5(b)	6,318	8,244
Other		1,400	1,317
		10,627	11,626

Investments in associates and joint ventures	30	5,029	4,547
Intangibles	15	8,953	10,514
Property, plant, and equipment	13	43,625	39,984
		68,234	66,671
Total assets		86,525	80,152
Liabilities and shareholders equity
Current liabilities
Suppliers and other payables	9	5,565	4,234
Loans and borrowings	21	518	1,020
Leases	22	160	147
Railway concession	16	570	467
Other financial liabilities	23	655	1,076
Taxes payable	5(e)	687	574
Settlement programs ("REFIS")	5(e)	423	353
Liabilities related to Brumadinho	25	758	714
Liabilities related to associates and joint ventures	26	1,082	1,844
De-characterization of dams and asset retirement obligations	14	868	833
Provisions for litigation	27(a)	144	119
Employee benefits	32	1,133	1,012
Dividends payable	29(e.i)	2,651	330
Other		656	367
		15,870	13,090
Non-current liabilities
Loans and borrowings	21	17,616	13,772
Leases	22	508	566
Railway concession	16	1,824	1,887
Other financial liabilities	23	3,047	2,677
Settlement programs ("REFIS")	5(e)	784	1,007
Deferred income taxes	5(b)	107	445
Liabilities related to Brumadinho	25	1,153	1,256
Liabilities related to associates and joint ventures	26	1,531	1,819
De-characterization of dams and asset retirement obligations	14	5,294	4,930
Provisions for litigation	27(a)	899	894
Employee benefits	32	1,214	1,118
Streaming transactions		1,968	1,882
Other		360	281
		36,305	32,534
Total liabilities		52,175	45,624
Equity	29
Equity attributable to Vale S.A.'s shareholders		33,509	33,406
Equity attributable to noncontrolling interests		841	1,122
Total equity		34,350	34,528
Total liabilities and equity		86,525	80,152

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2022		61,614	1,139	20,744	(4,980)	(1,675)	(40,975)	-	35,867	1,491	37,358
Net income		-	-	-	-	-	-	7,983	7,983	122	8,105
Other comprehensive income		-	-	1,495	-	(73)	1,084	-	2,506	3	2,509
Dividends and interest on capital of Vale S.A.'s shareholders	29(e)	-	-	(437)	-	-	-	(3,744)	(4,181)	-	(4,181)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(37)	(37)
Transaction with noncontrolling interests	31(g)	-	-	-	-	3	-	-	3	(59)	(56)
Appropriation to undistributed retained earnings		-	-	4,239	-	-	-	(4,239)	-	-	-
Shares buyback program	29(c)	-	-	-	(2,714)	-	-	-	(2,714)	-	(2,714)
Share-based payment programs	32(b)	-	-	-	26	(29)	-	-	(3)	-	(3)
Treasury shares used and canceled	29(b)	-	-	(4,164)	4,164	-	-	-	-	-	-
Balance as of December 31, 2023		61,614	1,139	21,877	(3,504)	(1,774)	(39,891)	-	39,461	1,520	40,981
Net income		-	-	-	-	-	-	6,166	6,166	(191)	5,975
Other comprehensive income		-	-	(5,007)	-	144	(3,492)		(8,355)	(93)	(8,448)
Dividends and interest on capital of Vale S.A.'s shareholders	29(e)	-	-	(2,364)	-	-	-	(1,996)	(4,360)	-	(4,360)
Transaction with noncontrolling interests (i)		-	-	-	-	895	-	-	895	(114)	781
Appropriation to undistributed retained earnings		-	-	4,170	-	-	-	(4,170)	-	-	-
Shares buyback program	29(c)	-	-	-	(409)	-	-	-	(409)	-	(409)
Share-based payment programs	32(b)	-	-	-	2	6	-	-	8	-	8
Balance as of December 31, 2024		61,614	1,139	18,676	(3,911)	(729)	(43,383)	-	33,406	1,122	34,528
Net income		-	-	-	-	-	-	2,352	2,352	(369)	1,983
Other comprehensive income		-	-	2,377	-	2	1,250	-	3,629	91	3,720
Dividends and interest on capital of Vale S.A.'s shareholders	29(e)	-	-	(4,131)	-	-	-	(1,792)	(5,923)	-	(5,923)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(3)	(3)
Appropriation to undistributed retained earnings		-	-	560	-	-	-	(560)	-	-	-
Share-based payment programs	32(b)	-	-	-	1	44	-	-	45	-	45
Balance as of December 31, 2025		61,614	1,139	17,482	(3,910)	(683)	(42,133)	-	33,509	841	34,350

(i) The effect on equity attributable to noncontrolling interests in 2024 includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of US$1,628 (note 31d) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of US$1,514 (note 31e).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Performance

1. Corporate information

Vale S.A. (“Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale S.A.’s share capital consists of common shares traded on B3 under the code VALE3. The Company also has American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The shareholding structure is presented in note 29 to these financial statements.

Vale S.A., together with its subsidiaries (“Vale” or the “Company”), is one of the world’s largest producers of iron ore and nickel, and also produces iron ore pellets and briquettes, copper, and by-products such as platinum-group metals (PGM), gold, silver, and cobalt.

The Company’s business is organized into two operating segments: “Iron Ore Solutions” and “Vale Base Metals” (note 3).

Iron Ore solutions

It comprises the extraction of iron ore, the production of pellets and briquettes, as well as large-scale logistics systems and distribution centers integrated with its mining operations, including railways, maritime terminals, and ports.

•	Iron ore. The Company operates three systems in Brazil for the production and distribution of iron ore:

North System. Fully integrated, with three mining complexes, a railway, and a maritime terminal.

Southeast System. Fully integrated, with three mining complexes, a railway, and maritime terminals.

South System. Composed of two mining complexes and maritime terminals.

•	Iron ore pellets and other ferrous products. Vale has a diversified portfolio of agglomerated products, including pellets and briquettes. The Company operates eight pelletizing plants in Brazil, two in Oman dedicated to pellet production, and two briquette plants in Brazil for briquette production.

Most of these products are sold to the international market through the group’s main trading company, Vale International S.A. (“VISA”), a wholly owned subsidiary of Vale headquartered in Switzerland.

Vale Base metals

The Vale Base Metals segment is operated by Vale Base Metals (VBM) and comprises the production of nickel, copper, and their respective by-products.

•	Nickel. The main operations are conducted by Vale Canada Limited (“Vale Canada”), which operates mines and processing plants in Canada and Brazil, as well as nickel refining facilities in the United Kingdom and Japan. The Company also holds interests in nickel operations in Indonesia.

•	Copper. In Brazil, the Company produces copper concentrates at Sossego and Salobo, located in Carajás, in the state of Pará. In Canada, through Vale Canada, it produces copper concentrates and cathodes associated with nickel operations in Sudbury (Ontario) and Voisey’s Bay (Newfoundland and Labrador).

•	Other base metals. In Sudbury, the ore extracted generates cobalt, PGMs, silver, and gold as by-products, which are processed at the refining facilities in Port Colborne (Ontario). In Canada, the Company also produces refined cobalt at Long Harbour (Newfoundland and Labrador). The copper operations at Sossego and Salobo also produce silver and gold as by-products. The Company also has streaming transactions related to nickel and copper by-products, as presented in note 10 to these financial statements.

The Company also engages in greenfield mineral exploration in five countries: Brazil, Canada, Chile, Peru, and Indonesia. In addition, Vale holds interests in associates and joint ventures, primarily involved in the production of ferrous products and base metals, in the operation of logistics infrastructure, and in energy businesses that aim to meet part of Vale’s consumption needs through renewable sources. The list of the Company’s investments in subsidiaries, associates, and joint ventures is presented in note 30.

2. Significant events and transactions related to 2025 financial statements

Operating assets

•	Impairment loss on Nickel Assets (Vale Base Metals) – In the last quarter of 2025, the Company identified impairment triggers for its nickel cash-generating units ("CGUs"). Thus, Vale carried out impairment tests for those CGUs, resulting in the recognition of impairment losses related to the Newfoundland and Labrador CGU, located in Canada, in the amount of US$1,745. In addition, the impairment test of the goodwill allocated to the Canadian nickel CGUs resulted in the recognition of an impairment loss in the amount of US$1,735. These losses are presented as ‘Impairment and result on disposals of non-current assets, net’ in the income statement for the year. Further details are disclosed in Note 12 to these financial statements.

Financial management
•	Repurchase of participative shareholders' debentures – In November 2025, Vale completed the partial repurchase of its participative shareholders' debentures for US$703, including the payment of a premium of US$15, which is presented in the income statement as "Financial expenses". Further details are disclosed in Note 23(b) to these financial statements.
•	Issuance of subordinated notes – In November 2025, Vale issued subordinated notes in the amount of US$750, maturing in 2056. Further details are presented in note 23(a) to these financial statements.
•	Debentures public offering – In June 2025, the Company issued Debentures of US$1,080 (R$6 billion), maturing in 2032, 2035 and 2037. Further details are presented in note 24 to these financial statements.
•	Bond issuance and repurchase - In February 2025, the Company issued bonds in the amount of US$750 maturing in 2054. In March 2025, these proceeds were partially used to redeem bonds maturing in 2034, 2036 and 2039 in the total amount of US$329. As a result of the early redemption, Vale paid a premium of US$44, which was recorded in the income statement as "Financial expenses". Further details are presented in note 24 to these financial statements.

Provision and contingencies
•	Claim in the United Kingdom – In November 2025, the English court confirmed BHP’s liability for the failure of the Fundão dam in 2015, which was operated by Samarco, a joint venture of Vale and BHP. As a result, Vale recognized an additional provision of US$449, presented in the income statement as “Equity results and other results in associates and joint ventures.” Further details are presented in note 26(c) to these financial statements.

Capital structure
•	Shareholder remuneration – During 2025, the Company approved dividends and interest on shareholders’ equity to its shareholders in the amount of US$5,923. Further details are presented in note 29(e) to these financial statements.

Related parties
•	Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In September 2025, the Company completed the sale of a 70% interest in Aliança to Global Infrastructure Partners (“GIP”) for US$871. As a result, Aliança became an associate, and Vale recognized a loss of US$206 in the income statement, presented as ‘Impairment and result on disposals of non-current assets, net’ . Further details are disclosed in note 31(a) to these financial statements.

3. Information by business segment and geographic area

The reportable operating segments are aligned with the products and reflect the structure used by Management to assess the Company’s performance. The boards responsible for making operational decisions, allocating resources, and evaluating performance, which include the Executive Committee and the Board of Directors, use adjusted EBITDA as the performance measure by business segment.

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Vale Base Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

The Company’s adjusted EBITDA is calculated based on operating income (loss), including the EBITDA of associates and joint ventures, which corresponds to a measure of ‘equity results’ (note 30), and excluding (i) depreciation, depletion and amortization; and (ii) impairment losses and results from the write-off of non-current assets, net, and other items.

In addition, unallocated items to the operating segment include corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

Year ended December 31,	Notes	2025	2024	2023
Iron ore		11,562	11,598	15,205
Iron ore pellets		2,052	3,166	3,136
Other ferrous products and logistics services		189	321	473
Iron Ore Solutions		13,803	15,085	18,814

Nickel		714	114	851
Copper		2,757	1,521	1,100
Other base metals		(116)	(182)	12
Vale Base Metals		3,355	1,453	1,963

Unallocated items		(1,700)	(1,698)	(2,176)

Adjusted EBITDA		15,458	14,840	18,601

Depreciation, depletion and amortization	11(a)	(3,105)	(3,057)	(3,070)
Impairment and result on disposals of non-current assets, net and other (i)		(5,384)	(55)	(482)
EBITDA from associates and joint ventures		(1,072)	(940)	(844)
Operating income		5,897	10,788	14,205

Equity results and other results in associates and joint ventures	30	(218)	(269)	(1,108)
Financial results	18	(1,026)	(3,823)	(1,946)
Income before income taxes		4,653	6,696	11,151

(i) Includes US$3,578 of impairment losses (2024: US$2,210 and 2023: US$0), US$1,021 of net losses from the write-off of non-current assets (2024: net gains of US$2,511 and 2023: net losses of US$266), and US$785 of expenses to reflect the performance of streaming transactions at market prices (2024: US$356 and 2023: US$216).

b) Net operating revenue by business segment and geographic area

	Year ended December 31, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Other base metals	Total Vale Base Metals	Net operating revenue
China (i)	18,517	16	–	18,533	523	301	48	872	19,405
Japan	1,990	170	2	2,162	263	–	–	263	2,425
Asia, except Japan and China	2,464	323	20	2,807	412	588	66	1,066	3,873
Brazil	979	1,362	702	3,043	69	–	23	92	3,135
United States of America	–	193	–	193	869	–	46	915	1,108
Americas, except United States and Brazil	–	192	–	192	571	–	–	571	763
Germany	310	138	–	448	574	825	6	1,405	1,853
Europe, except Germany	750	89	–	839	953	2,039	40	3,032	3,871
Middle East, Africa, and Oceania	–	1,913	–	1,913	57	–	–	57	1,970
Net operating revenue	25,010	4,396	724	30,130	4,291	3,753	229	8,273	38,403

	Year ended December 31, 2024
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Other base metals	Total Vale Base Metals	Net operating revenue
China (i)	18,157	–	–	18,157	432	717	69	1,218	19,375
Japan	2,380	278	2	2,660	360	–	30	390	3,050
Asia, except Japan and China	2,040	378	11	2,429	381	77	–	458	2,887
Brazil	1,085	1,706	704	3,495	50	–	20	70	3,565
United States of America	26	172	–	198	855	–	22	877	1,075
Americas, except United States and Brazil	–	443	1	444	429	97	–	526	970
Germany	316	188	–	504	401	562	–	963	1,467
Europe, except Germany	794	146	–	940	727	1,352	–	2,079	3,019
Middle East, Africa, and Oceania	7	2,610	–	2,617	31	–	–	31	2,648
Net operating revenue	24,805	5,921	718	31,444	3,666	2,805	141	6,612	38,056

	Year ended December 31, 2023
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Total Vale Base Metals	Others	Net operating revenue
China (i)	21,061	2	–	21,063	693	454	1,147	–	22,210
Japan	2,356	279	1	2,636	583	–	583	–	3,219
Asia, except Japan and China	1,691	407	10	2,108	462	105	567	–	2,675
Brazil	1,370	1,684	502	3,556	63	–	63	136	3,755
United States of America	–	262	–	262	1,361	–	1,361	–	1,623
Americas, except United States and Brazil	1	398	1	400	456	41	497	–	897
Germany	244	55	2	301	458	592	1,050	–	1,351
Europe, except Germany	1,037	374	–	1,411	1,082	1,184	2,266	–	3,677
Middle East, Africa, and Oceania	–	2,342	–	2,342	35	–	35	–	2,377
Net operating revenue	27,760	5,803	516	34,079	5,193	2,376	7,569	136	41,784

(i) Includes operating revenue of China Mainland in the amount of US$19,038 (2024: US$18,556 and 2023: US$21,577) and Taiwan in the amount of US$367 (2024: US$819 and 2023: US$633).

In 2025 and 2024, no customer individually represented 10% or more of the Company's revenue. In 2023, the revenue from a single customer from the Iron Ore Solutions segment totaled US$4,239, individually representing 10% of the Company's total revenue.

c) Costs of goods sold and services rendered by business segment

Year ended December 31,	2025	2024	2023
Iron Ore	13,488	12,846	12,357
Iron Ore Pellets	2,516	2,920	2,759
Other ferrous products and logistics services	608	556	335
Iron Ore Solutions	16,612	16,322	15,451

Nickel	3,513	3,414	4,169
Copper	1,646	1,472	1,357
Other base metals	217	154	–
Vale Base Metals	5,376	5,040	5,526

Other	–	–	196

Depreciation, depletion and amortization	2,959	2,903	2,916
Cost of goods sold and services rendered	24,947	24,265	24,089

d) Assets by geographic area

	December 31, 2025				December 31, 2024
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	2,593	8,944	33,755	45,292	2,046	8,847	28,706	39,599
Canada	–	8	8,054	8,062	–	1,666	9,452	11,118
Americas, except Brazil and Canada	–	–	4	4	–	–	3	3
Indonesia	1,842	–	63	1,905	1,885	–	61	1,946
China	–	1	3	4	–	1	4	5
Asia, except Indonesia and China	–	–	623	623	–	–	654	654
Europe	–	–	617	617	–	–	589	589
Oman	594	–	506	1,100	616	–	515	1,131
Total	5,029	8,953	43,625	57,607	4,547	10,514	39,984	55,045

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

4. Costs and expenses by nature

a) Cost of goods sold, and services rendered

Year ended December 31,	2025	2024	2023
Shipping and other freight costs	4,990	5,015	4,523
Services	4,879	4,509	4,131
Depreciation, depletion and amortization	2,959	2,903	2,916
Personnel	2,892	2,689	2,931
Materials	2,828	2,758	2,731
Acquisition of products	2,620	1,980	2,254
Royalties	1,274	1,282	1,286
Fuel, oil and gas	1,159	1,399	1,626
Energy	596	653	781
Others	750	1,077	910
Total	24,947	24,265	24,089

b) Selling and administrative expenses

Year ended December 31,	2025	2024	2023
Personnel	252	266	243
Services	159	161	154
Depreciation and amortization	72	56	47
Other	158	139	109
Total	641	622	553

c) Other operating expenses (revenue), net

Year ended December 31,	Notes	2025	2024	2023
Expenses related to Brumadinho event	25	596	483	930
Increase (reversal) in provisions related to de-characterization of dam and asset decommissioning obligation, net	14	13	(172)	229
Provision for litigations	27(a)	238	303	229
Profit sharing program		149	189	147
Expenses related to socio-environmental commitments		134	360	181
Others		228	326	(218)
Total		1,358	1,489	1,498

5. Taxes

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

Year ended December 31,	Notes	2025	2024	2023
Income before income taxes		4,653	6,696	11,151
Income taxes at statutory rate (34%)		(1,582)	(2,277)	(3,791)
Adjustments that affect the taxes basis:
(Write-off) recognition of deferred tax assets on tax losses and other natures (i)		(2,832)	490	294
Tax incentives		1,070	666	1,071
Interest on capital		1,022	762	789
Effects on tax computation of foreign operations		(283)	(406)	(102)
Deduction of CSLL in Brazil	5(d)	128	–	–
Provision related to Samarco	26(a)	(125)	(361)	(404)
Tax effects arising from divestments and acquisitions, net		(122)	651	–
Equity results		123	103	88
Reversal of deferred income tax related to Renova Foundation		–	–	(1,078)
Other		(69)	(349)	87
Income taxes		(2,670)	(721)	(3,046)
Current tax		76	(2,008)	(1,375)
Deferred tax		(2,746)	1,287	(1,671)
Income taxes		(2,670)	(721)	(3,046)

(i) For the year ended December 31, 2025, the balance substantially relates to the write-off of deferred tax assets on tax loss carryforwards resulting from the update of the estimated future taxable profits in subsidiaries in Canada and Switzerland, mainly due to changes in long-term assumptions. Consequently, there is a tax loss carryforward balance amounting to U$$6,352 (2024: US$4,002), related to Vale S.A.’s subsidiaries, for which no deferred tax asset has been recognized as of December 31, 2025.

b) Deferred income tax assets and liabilities

Tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year.

	Deferred tax assets		Deferred tax liabilities
December 31,	2025	2024	2025	2024
Taxes losses carryforward	3,617	5,516	–	–
Temporary differences:
Asset retirement obligations and other liabilities	2,862	2,829	(633)	(509)
Fair value of financial instruments	645	932	–	–
Employee post-retirement obligation	396	368	–	–
Provision for litigation	333	327	–	–
Fair value of property, plant and equipment and intangibles in business combination	–	–	(930)	(1,695)
Goodwill amortization	–	–	(527)	(462)
Other	448	494	–	–
	8,301	10,466	(2,090)	(2,666)

Financial position
Assets	6,318	8,244	–	–
Liabilities	–	–	(107)	(445)

The following table shows the changes in deferred tax assets and liability:

	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2023	9,565	870	8,695
Taxes losses carryforward	937	–	937
Provision for asset retirement obligations and other liabilities	(361)	18	(379)
Fair value of financial instruments	393	–	393
Fair value of intangibles and property, plant and equipment in business combination	–	(397)	397
Others	(61)	–	(61)
Effect in income statement	908	(379)	1,287
Employee post-retirement obligation	(20)	26	(46)
Fair value of financial instruments	(1)	–	(1)
Other comprehensive income	(21)	26	(47)
Transfer between assets and liabilities	(250)	(250)	–
Translation adjustment	(1,953)	(130)	(1,823)
Incorporations, acquisitions and divestments	(5)	308	(313)
Balance as of December 31, 2024	8,244	445	7,799
Taxes losses carryforward	(2,484)	–	(2,484)
Provision for asset retirement obligations and other liabilities	(281)	77	(358)
Fair value of financial instruments	(387)	–	(387)
Fair value of intangibles and property, plant and equipment in business combination	–	(608)	608
Others	(116)	10	(126)
Effect in income statement	(3,268)	(521)	(2,747)
Employee post-retirement obligation	7	9	(2)
Other comprehensive income	7	9	(2)
Transfer between assets and liabilities	430	430	–
Translation adjustment	914	60	854
Incorporations, acquisitions and divestments	(9)	(316)	307
Balance as of December 31, 2025	6,318	107	6,211

c) Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the north region that includes iron ore and copper (“Tax Incentives”). The incentive is calculated based on the taxable income of the incentivized activity (tax operating income) and considers the allocation of operating profit according to the levels of incentivized production during the periods defined as eligible for each product, usually 10 years. In addition to these incentives, part of the income tax payable can be reinvested in the acquisition of new machinery and equipment, subject to subsequent approval by the Superintendência de Desenvolvimento da Amazônia (“SUDAM”).

As determined by the Brazilian law and Resolution of the SUDAM Deliberative Council No. 136, which requires the reinvestment to be capitalized, the tax savings obtained due to these incentives must be recorded in the retained earnings reserve in equity and cannot be distributed as dividends to shareholders. The impact of the Tax Incentives on the effective tax rate on income is presented as “tax incentives” in item (a) of this note.

The Lei Complementar No. 224 (“LC 224”), enacted in December 2025 and effective from 2026, establishes a linear 10% reduction in federal tax incentives and benefits. The Tax Incentives currently granted to the Company, which expire between 2028 and 2035, will not be affected by LC 224. As their expiration dates approach, Vale assesses and undertakes the necessary procedures to obtain new qualification and approval. If successful with the competent authorities, the new incentives will be granted with the aforementioned 10% reduction. Consequently, the income tax reduction will decrease from the current 75.0% to 67.5%, reflecting the adjustments introduced by LC 224 in relation to newly granted incentives.

d) Uncertain tax positions (“UTP”)

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

The amount under discussion with the tax authorities is US$8,858 as of December 31, 2025 (December 31, 2024: US$7,275), which includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL by US$1,658 as of December 31, 2025 (December 31, 2024: US$1,336), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	December 31, 2025			December 31, 2024
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position
Transfer pricing over the exportation of ores to a foreign subsidiary	4,819	1,808	6,627	3,893	1,608	5,501
Expenses of interest on capital	1,311	–	1,311	1,402	–	1,402
Proceeding related to income tax paid abroad	517	–	517	427	–	427
Goodwill amortization	1,008	77	1,085	807	62	869
Payments to Renova Foundation (iii)	733	277	1,010	327	351	678
Other	470	–	470	419	–	419
	8,858	2,162	11,020	7,275	2,021	9,296

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil (iv)	–	–	–	154	–	154
	–	–	–	154	–	154

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL, with fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) In October 2025, the Company received a tax assessment notice related to the 2020 fiscal year, in the amount of US$334.

(iv) Based on an administrative decision issued by the Brazilian Administrative Council of Tax Appeals (CARF) in July 2025, the amount was partially settled (US$56), while the remaining balance (US$128) was reversed from liabilities, impacting the “income taxes” line in the consolidated income statement for the year ended December 31, 2025.

Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance. The main discussions are described below.

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

The total amount in dispute is US$3,684 as of December 31, 2025 (2024: US$2,979), excluding the corresponding tax impact with fines and interests of US$1,135 as of December 31, 2025 (2024: US$914), totaling US$4,819 (2024: US$3,893). The amount involved for the period, which are not in dispute, is US$1,808 as of December 31, 2025 (2024: US$1,608). The Company considers the tax treatment adopted as appropriate and is discussing the charges at the administrative level.

Expenses of interest on equity capital (“JCP”) - Vale received assessments for the collection of IRPJ, CSLL and fines, on the grounds that the deduction of JCP was improper, referring to the base years of 2017 and 2018, due to failure to comply with the accrual basis and absence of individualized accounting credit per shareholder. The amount under discussion is US$997 as of December 31, 2025 (2024: US$1,149), excluding the corresponding tax impact with fines and interests of US$314 as of December 31, 2025 (2024: US$253), totaling US$1,311 (2024: US$1,402). The Company presented administrative defenses for these assessments.

In December 2025, Vale obtained a favorable first-instance judicial decision regarding the tax assessment for the 2018 base year, applying the interpretation established by the Brazilian Superior Court of Justice (STJ) under Theme No. 1,319. As a result, the estimated loss related to this tax assessment was partially reclassified to a remote loss prognosis.

Offset of the income tax paid abroad - Vale received a tax assessment for the collection of US$517 (2024: US$427) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and obtained a favorable decision at the Administrative Council of Tax Appeals (CARF). The Federal Government filed an appeal, which is pending judgment.

Goodwill amortization - The Company received tax assessments for the collection of IRPJ and CSLL for the periods between 2013 and 2021, due to the disregard of the deduction of goodwill amortization expenses recorded in the acquisition of controlled companies, after its merger by the Company.

The Company is discussing the charges at the administrative level and the amount under discussion is US$864 as of December 31, 2025 (2024: US$692), excluding the corresponding tax impact with fines and interests of US$144 as of December 31, 2025 (2024: US$115), totaling US$1,008 (2024: US$807). The amount involved for the period, which are not in dispute, is US$77 (2024: US$62).

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

The mentioned payments were deducted until April 2023 when Vale entered into a binding agreement jointly with BHPB, Samarco, and certain creditors of Samarco, establishing the parameters for the restructuring of Samarco's debt. This restructuring was implemented through a consensual reorganization plan, which was approved by the Judicial Recovery Court in September 2023. According to the agreement, contributions made by Vale to the Renova Foundation from May 2023 onward will be converted into capital contributions to Samarco and, therefore, will no longer be deductible. Further details on Samarco's judicial recovery are provided in note 26 of these financial statements.

The Company received tax assessment notices for the periods 2016, 2018, 2019 and 2020, for the collection of IRPJ and CSLL on the grounds that expenses incurred with Renova Foundation were unduly deducted for allegedly not being considered necessary. The total amount assessed is US$674 for the year ended December 31, 2025 (2024: US$280), excluding the corresponding tax impact with fines and interests of US$59 as of December 31, 2025 (2024: US$47), totaling US$733 (2024: US$327). The amount involved for the period, which are not in dispute, is US$277 (2024: US$351). The Company is discussing the charges at the administrative level.

e) Recoverable and payable taxes and settlement programs (REFIS)

The Company considered the effects arising from Lei Complementar Nº 214, which regulated the value added taxes reform (note 5g), in its assessment of the recoverability of taxes recoverable.

	Current assets		Non-current assets		Current liabilities		Non-current liabilities
December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Value-added tax ("ICMS")	311	260	19	3	52	34	–	–
Brazilian federal contributions ("PIS" and "COFINS")	208	266	1,293	975	2	12	–	–
Income taxes	973	564	462	319	351	317	–	–
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	77	63	–	–
Other	13	10	2	–	205	148	–	–
Total taxes payable and recoverable	1,505	1,100	1,776	1,297	687	574	–	–

REFIS liabilities (i)	–	–	–	–	423	353	784	1,007
Total REFIS liabilities	–	–	–	–	423	353	784	1,007

(i) The balance mainly relates to the settlement programs of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 18). SELIC rate at the end of the fiscal year ended December 31, 2025, is 15.00% (2024: 12.25%).

f) Global minimum tax (Pilar II)

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) issued the Pillar II model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country in which they operate, the GloBE effective tax rate.

When the GloBE effective tax rate of any jurisdiction in which the group operates, based on the aggregated view of the entities located in that jurisdiction, is lower than the minimum rate defined at 15%, the multinational group must pay a top-up tax corresponding to the difference between its GloBE effective tax rate and the minimum rate.

The Company is subject to the OECD Pillar II model rules in several jurisdictions, including Brazil, Canada and Switzerland, among others.

There were no material impacts arising from Pillar II on income tax expense for the year ended December 31, 2025. The Company applied the exception to the recognition and disclosure of information on deferred tax assets and liabilities arising from tax law for the implementation of the OECD Pillar II model rules, according to IAS 12 – Income Taxes.

g) Value added taxes reform

In 2025, a value added taxes reform was enacted through the Lei Complementar Nº 214 ("Reform"), providing the replacement of taxes such as PIS, COFINS, ICMS, ISS and IPI by the CBS and IBS, as well as the creation of the IS (Imposto Seletivo), which applies to certain economic sectors, including the mining sector.

The transition period to the new taxation methodology will take place between 2026 and 2032, with no incidence of the new taxes implemented by the Reform in the first year of transition. The Company is in the process of assessing the impacts arising from the Reform, which will be concluded in 2026.

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

Uncertain tax positions - The Company applies significant judgement to assess the probability that the adopted treatment will be accepted by the tax authorities and in measuring the amount of the related tax uncertainty, including the estimations of tax effects arising from the reduction of tax losses and negative basis of the CSLL, together with the corresponding fines and interest, which may affect the consolidated financial statements. The Company operates in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

6. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

Year ended December 31,	2025	2024	2023
Net income attributable to Vale S.A.'s shareholders	2,352	6,166	7,983

Thousands of shares
Weighted average number of common shares outstanding	4,268,775	4,274,854	4,366,130
Weighted average number of common shares outstanding and potential ordinary shares	4,274,804	4,279,867	4,369,961

Basic and diluted earnings per share attributable to Vale S.A.'s shareholders
Common share (US$)	0.55	1.44	1.83

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Working Capital

7. Accounts receivable

December 31,	Notes	2025	2024
Receivables from contracts with customers
Third parties
Iron Ore Solutions		1,276	1,540
Vale Base Metals		944	788
Other		16	19
Related parties	33(b)	115	63
Accounts receivable		2,351	2,410
Expected credit loss		(54)	(52)
Accounts receivable, net		2,297	2,358

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue. In the year ended December 31, 2025, the net operating revenue arising from fair value adjustments to provisionally priced contracts totaled US$548.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivable is detailed below:

	December 31, 2025
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (US$ million)
Iron ore	19,006	107	+-10%	+- 203
Pellet	157	102	+-10%	+- 2
Copper	61	11,044	+-10%	+- 75

Accounting policy

The accounts receivables represent the amounts receivable from the sale of products and services rendered by the Company and are recognized at fair value and subsequently measured at amortized cost using the effective interest method, except for the components related to commodity sales with provisional pricing, which are subsequently measured at fair value through profit or loss.

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

8. Inventories

December 31,	2025	2024
Finished products
Iron Ore Solutions	3,184	2,493
Vale Base Metals	686	571
	3,870	3,064

Work in progress	901	691
Consumable inventory	1,168	988

Net realizable value provision	(2)	(138)
Total of inventories	5,937	4,605

The cost of goods sold is presented in note 4(a).

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

9. Suppliers and other payables

December 31,	Notes	2025	2024
Third parties		5,331	4,004
Related parties	33(b)	234	230
Total		5,565	4,234

The financial liabilities presented as suppliers and other payables in the Company's statement of financial position represent the outstanding balance of invoices for purchases of goods and services, being the average due date usually approximately 60 days.

The Company enters into supplier finance arrangements ("Arrangements") as part of the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions is shown below:

December 31,	2025	2024
Carrying amount of accounts payable included in the Arrangements of which suppliers have already received payment	1,386	1,343
Carrying amount of accounts payable included in the Arrangements of which suppliers have not yet received payment	–	6
Total carrying amount relating to Arrangements with suppliers and other payables	1,386	1,349

Financial charges related to the increase in payment terms are recognized in the financial results as "Interest on working capital transactions" (note 18). The financial charges and foreign exchange gains/losses recognized in the income statement for the year ended December 31, 2025 due to the arrangements totaled, US$134 (2024: US$162) and US$4 (2024: US$6), respectively.

Accounting policy

The Company classifies financial liabilities arising from supplier finance arrangements within supplier and other payables in the statement of financial position if they have nature and function similar to the commercial accounts payable.

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

The cash flows associated with liabilities included in supplier finance arrangements that are classified as suppliers and other payables in the statement of financial position are presented as operating activities in the statement of cash flows.

10. Streaming transactions

a) Statement of Financial Position

	December 31, 2025			December 31, 2024
	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
Gold streaming	81	1,564	1,645	136	1,442	1,578
Cobalt streaming	46	404	450	22	439	461
Total contract liabilities	127	1,968	2,095	158	1,881	2,039

b) Effects on the income statement

Year ended December 31,	2025	2024	2023
Cobalt streaming	30	19	14
Gold streaming	185	122	134
Fixed revenue - Contract liabilities realized	215	141	148

Cobalt streaming	11	4	3
Gold streaming	279	102	93
Variable revenue - Additional payments received	290	106	96

Gold streaming

Vale sold to Wheaton Precious Metals Corp. (“Wheaton”) an aggregate total of (i) 75% of the gold produced as a by-product at the Salobo copper mine, in Brazil, over the life of the mine, and (ii) 70% of the gold produced as a by-product at the Sudbury nickel mines, in Canada, until 2034.

Vale received upfront payments of (i) US$1.9 billion in 2013, (ii) US$900 in 2015 and (iii) US$800 in 2016. Vale also receives additional payments equal to the lower of 400 United States dollars per ounce of gold delivered and the market price on the delivery date.

Under the Salobo streaming agreement, Vale was entitled to receive an additional payment if the copper processing capacity reached a certain production level. The production levels were achieved in 2023 and 2025, in which Vale received additional payments of US$370 and US$144, respectively, which were recorded in the streaming liabilities.

In addition, Wheaton will be required to make annual payments of US$8.5 for a 10-year period should the Salobo complex achieve specific mining rates and copper feed grades.

Cobalt streaming

In June 2018, Vale sold to Wheaton and Cobalt 27 Capital Corp. (“Cobalt 27”) a combined 75% of the cobalt produced as a by-product at its Voisey’s Bay mine starting January 1, 2021, for the amount of US$690. Vale also receives additional payments of 20%, in average, of the cobalt prices for each finished cobalt delivered. In February 2021, the stream originally sold to Cobalt 27 was transferred to the Anglo Pacific Group.

Accounting policy

The Company bifurcates both streaming transactions in two identifiable components: (i) the sale of the mineral rights and (ii) provisions of extraction services.

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

11. Cash flows from operating activities

a) Reconciliation of cash flows from operating activities

Year ended December 31,	Notes	2025	2024	2023
Cash flow from operating activities:
Income before income taxes		4,653	6,696	11,151
Adjusted for:
Equity results and other results in associates and joint ventures	30	218	269	1,108
Impairment and gains (losses) on disposal of non-current assets, net	12, 13, 15 and 31	4,599	(301)	266
Changes in estimates related to the provision of Brumadinho	25	297	116	461
Changes in estimates related to the provision of de-characterization of dams	14	(185)	(206)	153
Depreciation, depletion and amortization		3,105	3,057	3,070
Financial results, net	18	1,026	3,823	1,946
Changes in assets and liabilities:
Accounts receivable	7	120	1,668	197
Inventories	8	(1,076)	(549)	(214)
Suppliers and contractors	9	875	(360)	637
Other assets and liabilities, net		(231)	(446)	(1,523)
Cash generated from operations		13,401	13,767	17,252

b) Non-cash transactions

Year ended December 31,	2025	2024	2023
Non-cash transactions:
Additions to PP&E with capitalized loans	22	36	19

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Operating assets

12. Impairment and result on disposal of non-current assets

Year ended December 31,	Notes	2025	2024	2023
Newfoundland and Labrador	12(a)	(1,745)	(540)	–
Goodwill allocated to nickel operations in Canada	12(a)	(1,735)	–	–
Thompson	12(a)	(98)	(1,405)	–
Sol do Cerrado solar park		–	(265)	–
Impairment		(3,578)	(2,210)	–

Result of disposals of non-current assets, net and others	13, 15 and 31	(1,021)	2,511	(266)
Impairment and result on disposals of non-current assets, net		(4,599)	301	(266)

The Company tested the recoverability of the cash-generating units ("CGUs") for which impairment indicators were identified and, then, tested the recoverability of the CGUs and group of CGUs for which goodwill has been allocated. The recoverable amount of each CGU under the Company’s impairment test was assessed using the fair value less costs of disposal model (“FVLCD”), through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy, taking into consideration offers and purchase agreements, when applicable.

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

Additionally, Vale included, in note 17, a sensitivity analysis on the measurement of the recoverable amount of certain CGUs, considering certain climate-related risks and opportunities.

a) Impairment of Vale Base Metals' assets

In the last quarter of 2025, the Company completed and approved its strategic plan process, which includes a review of the key assumptions used in the Company’s long-term projections. The conclusion of this process indicated a reduction ranging from 11% to 21% in the projected nickel prices, mainly due to the oversupply in the global nickel market, which was considered as an impairment trigger for the nickel CGUs. Thus, Vale carried out impairment tests for the nickel CGUs.

After performing the impairment tests for nickel CGUs individually, the Company carried out an impairment test for the group of nickel CGUs in Canada, to which goodwill has been allocated.

The Company did not identify any impairment indicators associated with the Copper CGUs.

2025 impairment test for the nickel assets (excluding goodwill)

The key assumptions used in the tests, which led to the recognition of an impairment loss in the amount of US$1,745 in the CGU Vale Newfoundland and Labrador, located in Canada, are presented in the table below:

	VNL (i)	Vale Canada Limited (ii)	Onça Puma (iii)	PTVI (iv)
Carrying amount after the impairment loss, when applicable	786	4,830	1,631	1,769
Impairment testing results	Impairment loss in the amount of US$1,745.	The recoverable amount of the CGU is higher than the carrying amount. Therefore, there is no impairment to be recognized.	The recoverable amount of the CGU is higher than the carrying amount. Therefore, there is no impairment to be recognized.	The recoverable amount of the investment is higher than the carrying amount. Therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD	FVLCD	FVLCD
Discount rate	6.5%	6.5%	7.3%	6.8%
Period of cash flow projections	2049	2049	2069	2064
Range of nickel forecasted prices	US$/t 16,100 – 18,000	US$/t 16,100 – 18,000	US$/t 16,100 – 18,000	US$/t 16,100 – 18,000

(i) Includes the operations of Vale Newfoundland and Labrador, which comprise two nickel mines, a concentrator plant, and a refinery.

(ii) Includes the operations of Vale Canada Limited, which comprise six nickel mines, a concentrator plant, one smelter, and four refineries.

(iii) Includes the operations of Mineração Onça Puma, which comprise a nickel mine and two furnaces.

(iv) Includes Vale’s 33.88% interest in PT Vale Indonesia (note 30).

2024 impairment test for the nickel assets (excluding goodwill)

At the end of the 2024 fiscal year, the Company identified impairment indicators related to the nickel operations in Thompson and Newfoundland and Labrador, both located in Canada. For both tests, the key assumptions used were:

	Vale Canada Limited	VNL
Carrying amount after the impairment loss, if applicable	4,196	2,405
Impairment testing results	Impairment loss in the amount of US$1,405.	Impairment loss in the amount of US$540.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	6.0%	5.0%-6.0%
Period of cash flow projections	2035	2049
Range of nickel forecasted prices	US$/t 16,662 – 21,000	US$/t 16,662 – 21,000

Nickel Operation in Thompson, Canada

Nickel concentrate is shipped from Thompson to be processed into finished and sealable material at another Vale Canada asset, and then sold and delivered to customers. Therefore, the assets associated with the Thompson operation are part of one of the CGUs related to the nickel operations of the subsidiary Vale Canada Limited. In January 2025, within the subsequent-events period for the financial statements for 2024, the Company initiated a strategic review to evaluate alternatives, including the potential sale, of the assets associated with the Thompson operation.

The Company reviewed the business plan for this operation according to the new strategy and measured the recoverable amount, which resulted in an impairment loss of US$1,405 presented in the income statement for the year ended December “reversal (impairment) and result on disposal of non-current assets, net”. The carrying amount of this CGU after the impairment loss was US$4,196 as of December 31, 2024.

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

Due to the increase in operating and investment costs associated solely with this CGU, Vale considered it as a triggering event for impairment testing. The test resulted in an impairment loss of US$540 presented in the income statement as “reversal (impairment) and result on disposal of non-current assets, net”. The carrying amount of this CGU after the impairment loss was US$2,405 as of December 31, 2024.

Goodwill allocated to nickel CGUs in Canada

In 2006, the Company recorded goodwill arising from the acquisition of Inco Limited, current Vale Canada Limited, which is allocated to the Canadian nickel CGUs and whose recoverability is assessed annually.

In 2025, the impairment test resulted in an impairment loss of US$1,735, mainly due to the reduction in projected nickel prices. This loss represented the full write-off of the goodwill allocated to the Canadian nickel operations and is presented as “Impairment and result on disposal of non-current assets, net” in the income statement.

Year ended December 31,	2025	2024
Carrying amount after the impairment loss, when applicable	–	1,655
Impairment testing results	Impairment loss in the amount of US$1,735, corresponding to the full value of the goodwill	The recoverable amount of the CGUs is higher than the carrying amount, including goodwill. Therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	6.5%	5.0%-6.0%
Period of cash flow projections	2049	2035-2049
Range of nickel forecasted prices	US$/t 16,100 – 18,000	US$/t 16,662 – 21,000
Sensitivity of key assumptions	–	A 19.2% reduction in the long-term prices of all commodities or a 5.7% reduction in volumes would, alone, result in an estimated recoverable amount equal to the carrying value.

b) Impairment of iron ore and pellet assets

The Company did not identify any changes in circumstances or indicators that could result in a reduction in the recoverable amount of the Iron Ore and Pellets CGU. Nevertheless, the Company performed the impairment test for the goodwill, as summarized below.

Goodwill allocated to iron ore and pellet operations

Includes the goodwill arising from the acquisition of iron ore businesses and the goodwill resulting from the merger of Valepar into Vale S.A. in 2017.

Year ended December 31,	2025	2024
Carrying amount after the impairment loss, if applicable	1,297	1,152
Impairment testing results	The recoverable amount of the operating segment is higher than the carrying amount, including goodwill. Therefore, there is no impairment to be recognized.	The recoverable amount of the operating segment is higher than the carrying amount, including goodwill. Therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	7.3%	7.2%
Period of cash flow projections	2055	2054
Range of iron ore forecasted prices	US$/t 78 – 91	US$/t 78 – 95
Sensitivity of key assumptions	A 23% reduction in the long-term prices of all commodities or a 48% reduction in reserves would, alone, result in an estimated recoverable amount equal to the carrying value.	A 25% reduction in the long-term prices of all commodities or a 57% reduction in reserves would, alone, result in an estimated recoverable amount equal to the carrying value.

c) Gains (losses) arising of the purchase and sale of non-current assets (note 31)

In the past few years, the Company has invested and divested on assets, as detailed in note 31 to these financial statements. The result of part of these transactions is presented as “Impairment and result on disposal of non-current assets, net”, as summarized below:

•	Divestment on Aliança Geração de Energia S.A. (note 31a) – In March 2025, the Company signed a binding agreement with Global Infrastructure Partners for the sale of 70% of its stake in Aliança and the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant. As a result, the related assets and liabilities were classified as held for sale and Vale recognized an impairment loss in the amount of US$117 in the income statement for the year ended 2025 as "Impairment and result on disposal of non-current assets, net". In September 2025, the Company concluded the transaction for the amount of US$871 and a additional loss of US$89 in the income statement for the year ended 2025 as "Impairment and result on disposal of non-current assets, net", and lost control over Aliança.
•	Purchase of equity interest in Anglo American Minério de Ferro Brasil S.A. (note 31b) – In December 2024, the Company concluded the purchase of 15% interest in Anglo American Minério de Ferro Brasil S.A., the company that currently owns the Minas-Rio complex, in Brazil. As part of the consideration transferred for the equity interest acquired, Vale contributed with Serra da Serpentina iron ore resources in the amount of US$750 and recognized a gain of US$626 in the income statement for the year ended 2024 as “Impairment and result on disposal of non-current assets, net” due to the difference between the fair value and the carrying amount of the iron ore resources of Serra da Serpentina. This gain was recognized to the extent of the other investor’s interest in the investee.
•	Divestment on Vale Oman Distribution Center (note 31c) – In September 2024, the Company concluded the sale of 50% equity interest in Vale Oman Distribution Center for US$600 million, reducing Vale’s stake from 100% to 50% and changing its status from a subsidiary to a joint venture. As a result of the transaction, the Company recognized a gain of US$1,222 in the income statement for the year ended 2024 as "Impairment and result on disposal of non-current assets, net". This gain is due to (i) the result of the sale of the equity interest in the amount of US$555, (ii) the result of the remeasurement to fair value of the remaining interest in the amount of US$555, and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of US$112.
•	Divestment on PT Vale Indonesia Tbk (note 31d) – In June 2024, the Company reduced its interests in PTVI in approximately 10.5%, changing its status from a subsidiary to an associate. As result, the Company recognized a gain of US$1,059 in the income statement for the year ended 2024, as "Impairment and result on disposal of non-current assets, net". This gain is due to the reclassification of cumulative translation adjustments of US$1,063 and the gain on remeasurement of the interest retained at fair value of the US$657, net of the loss on the reduction in PTVI stake in the amount of US$661.

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

13. Property, plant, and equipment

	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2023		10,119	9,239	4,450	6,925	2,612	1,359	2,484	11,208	48,396
Additions		–	–	–	–	–	83	–	5,803	5,886
Interest capitalization		–	–	–	–	–	–	–	36	36
Disposals		(28)	(47)	(31)	(9)	(5)	–	(3)	(278)	(401)
Impairments		–	(335)	(57)	(1,627)	(3)	–	–	(188)	(2,210)
Assets retirement obligation		–	–	–	(12)	–	–	–	–	(12)
Depreciation, depletion and amortization		(438)	(547)	(691)	(474)	(153)	(187)	(323)	–	(2,813)
Acquisition of Aliança Energia		27	87	329	2	–	4	51	73	573
Deconsolidation of VODC		–	(9)	(98)	(9)	–	(525)	–	(16)	(657)
Translation adjustment		(1,991)	(1,945)	(736)	(964)	(565)	(74)	(409)	(2,130)	(8,814)
Transfers		966	1,642	872	715	202	–	392	(4,789)	–
Balance as of December 31, 2024		8,655	8,085	4,038	4,547	2,088	660	2,192	9,719	39,984
Cost		15,266	13,539	9,681	12,715	3,643	1,412	4,801	9,719	70,776
Accumulated depreciation		(6,611)	(5,454)	(5,643)	(8,168)	(1,555)	(752)	(2,609)	–	(30,792)
Balance as of December 31, 2024		8,655	8,085	4,038	4,547	2,088	660	2,192	9,719	39,984
Additions		–	–	–	–	–	96	–	5,373	5,469
Interest capitalization		–	–	–	–	–	–	–	22	22
Disposals		(21)	(37)	(4)	(7)	(13)	–	(5)	(507)	(594)
Impairments		–	(1,167)	(362)	(159)	–	–	–	(155)	(1,843)
Assets retirement obligation	14	–	–	–	170	–	–	–	–	170
Depreciation, depletion and amortization		(480)	(602)	(641)	(471)	(158)	(141)	(423)	–	(2,916)
Transfer to held for sale (Energy Assets)		(24)	(306)	(358)	(1)	–	(37)	(48)	(57)	(831)
Translation adjustment		974	905	366	377	267	29	201	1,045	4,164
Transfers		1,393	1,604	1,503	(189)	205	–	467	(4,983)	–
Balance as of December 31, 2025		10,497	8,482	4,542	4,267	2,389	607	2,384	10,457	43,625
Cost		18,107	14,638	11,056	15,112	4,247	1,556	5,627	10,457	80,800
Accumulated depreciation		(7,610)	(6,156)	(6,514)	(10,845)	(1,858)	(949)	(3,243)	–	(37,175)
Balance as of December 31, 2025		10,497	8,482	4,542	4,267	2,389	607	2,384	10,457	43,625

For more details regarding right of use and lease liability see note 22.

Water overflow at Fabrica and Viga

In January 2026 (subsequent event), there was an overflow of water mixed with sediments at the Fábrica and Viga mines, located in the municipalities of Ouro Preto and Congonhas, Minas Gerais, respectively. The Municipality of Congonhas suspended the operating permits, resulting in the shutdown of the Fábrica and Viga operations.

In February 2026 (subsequent event), the Company became aware of four legal proceedings related to the event, which seek the adoption of different interim measures, including asset freezes, and were filed by the following authorities: (i) the Federal Prosecutor’s Office (MPF), which, in two separate actions, requested asset freezes of US$182 and US$36 in connection with the overflows at Fábrica and Viga, respectively; (ii) the State of Minas Gerais, in relation to the overflow at the Viga unit, requesting an asset freeze of US$182; and (iii) the State Prosecutor’s Office of Minas Gerais (MPMG) together with the State of Minas Gerais, in relation to the overflow at the Fábrica unit, requesting an asset freeze of US$154, alleging the need to prevent the worsening of supposed environmental damages.

All legal proceedings filed by the authorities have already been promptly addressed by the Company, resulting in the dismissal of three out of the four requests for asset freezes. At this time, it remains pending the action related to Viga, filed by the Federal Prosecutor’s Office.

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

The estimated useful lives are as follows:

Useful life
Buildings	10 to 50 years
Facilities	18 to 40 years
Equipment	3 to 40 years
Railway equipment	5 to 45 years
Mineral properties	1 to 120 years
Right of use assets	1 to 18 years
Other	2 to 50 years
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

14. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that require the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses related to the demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. These obligations are regulated in Brazil at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Effects in the income statement

Year ended December 31,	Reference	2025	2024	2023
De-characterization of upstream geotechnical structures	14(a)	(185)	(206)	153
Obligation for asset decommissioning	14(b)	173	(16)	5
Environmental obligations	14(b)	25	50	71
Total		13	(172)	229

Provision changes during the year

	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024		2,213	3,106	444	5,763
Changes in estimates - amounts for closed plants charged to the income statement		(185)	173	25	13
Changes in estimates – capitalized value for operational plants		–	170	44	214
Disbursements		(378)	(218)	(115)	(711)
Monetary and present value adjustments		171	134	22	327
Transfer to assets held for sale	31(a)	–	(2)	(22)	(24)
Translation adjustments		276	258	46	580
Balance as of December 31, 2025		2,097	3,621	444	6,162

(i) The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which increased from 7.36% to 7.77%.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 25) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method, located in Brazil. These structures are in different stages of maturity, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

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

Operational stoppage

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amount of US$42 for the year ended December 31, 2025 (2024 and 2023, respectively: US$152 and US$218). The Company is working on legal and security to resume operations.

b) Asset retirement obligations and environmental obligations

	Liability			Discount rate	Cash flow maturity
December 31,	2025	2024	2025	2024	2025	2024
Liability by geographical area
Brazil	2,299	1,784	7.17%	7.38%	2163	2132
Canada	1,487	1,520	1.81%	1.44%	2152	2152
Oman	153	142	3.48%	3.66%	2035	2035
Other regions	126	104	2.75%	2.77%	-	-
	4,065	3,550
Operating plants	2,961	2,509
Closed plants	1,104	1,041
	4,065	3,550

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

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of US$1,134 as of December 31, 2025 (December 31, 2024: US$1,091), in connection with the asset retirement obligations for its Vale Base Metals operations. The financial cost of these guarantees is immaterial.

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

15. Intangibles

	Notes	Goodwill	Concessions	Software	Research and development projects	Patents	Total
Balance as of December 31, 2023		3,263	7,689	104	575	–	11,631
Additions		–	465	54	–	–	519
Disposals		–	(10)	–	(5)	–	(15)
Amortization		–	(270)	(54)	–	–	(324)
Acquisition of Aliança Energia	31(a)	257	824	–	4	–	1,085
Translation adjustment		(482)	(1,756)	(20)	(124)	–	(2,382)
Balance as of December 31, 2024		3,038	6,942	84	450	–	10,514
Cost		3,038	8,528	579	450	–	12,595
Accumulated amortization		–	(1,586)	(495)	–	–	(2,081)
Balance as of December 31, 2024		3,038	6,942	84	450	–	10,514
Additions		–	363	31	–	–	394
Disposals		–	(4)	–	–	–	(4)
Amortization		–	(276)	(44)	–	(17)	(337)
Impairment	12	(1,852)	–	–	–	–	(1,852)
Transfer to held for sale (Energy Assets)		(131)	(770)	–	(3)	–	(904)
Transfers (i)		–	–	–	(445)	445	–
Translation adjustment		242	836	9	–	55	1,142
Balance as of December 31, 2025		1,297	7,091	80	2	483	8,953
Cost		1,297	9,068	663	2	500	11,530
Accumulated amortization		–	(1,977)	(583)	–	(17)	(2,577)
Balance as of December 31, 2025		1,297	7,091	80	2	483	8,953

(i) In October 2025, Vale changed the utilization plan for the technology arising from projects acquired through the acquisition of New Steel Global N.V. and, as a result, the carrying amount associated with these projects has been reclassified as "patent" and will be amortized over its legal protection period.

a) Concessions – Includes the operating concession contracts of EFC and EFVM (note 16).

b) Goodwill – Includes the goodwill derived from acquisition of iron ore and the goodwill from the incorporation of Valepar into Vale S.A. in 2017 which was recognized on the acquisition of Vale S.A. controlling interest by Valepar, based on the expected future returns of the ferrous segment. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. Annually, the Company assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 12).

c) Patents - Refers to patents identified in the business combination of New Steel Global N.V. acquired in 2019.

Accounting policy
Intangibles are carried at acquisition cost, net of accumulated amortization and impairment charges. The estimated useful lives are as follows:

Useful life
Railway concessions	5 to 33 years
Patents	7 years
Software	5 years

16. Railway concessions

Liabilities related to the concession grants

The Company’s integrated operations encompass the railway concessions of the Vitória a Minas Railroad (EFVM) and the Carajás Railroad (EFC). The EFVM railway connects the mines of the Southern System, located in the Quadrilátero Ferrífero region in the Brazilian state of Minas Gerais, to the Port of Tubarão in Vitória, Espírito Santo. The EFC railway links the mines of the Northern System in the Carajás region, in the state of Pará, to the Ponta da Madeira maritime terminal in São Luís, Maranhão. The liabilities related to these railway concessions are presented below:

	Consolidated						Discount rate
	December 31, 2024	Changes in estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	December 31, 2025	December 31, 2025	December 31, 2024	Remaining term of obligations
Payment obligation	1,118	33	106	(56)	140	1,341	7.49% - 11.04%	7.32% - 11.04%	32 years
Infrastructure investment	1,236	10	96	(443)	154	1,053	7.15% - 9.10%	7.43% - 8.12%	7 years
	2,354	43	202	(499)	294	2,394
Current liabilities	467					570
Non-current liabilities	1,887					1,824
Liabilities	2,354					2,394

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

Later, in January 2024, responding to a request from the Ministry of Transportation, Vale, the National Land Transport Agency (“ANTT”), and the Brazilian Federal Government, resumed discussions on the general conditions for concession contracts and on December 30, 2024, the general basis for the renegotiation were agreed, aiming to promote the modernization and update of the existing contracts. This process was subject to evaluation and approval by the competent authorities, and its conformation would occur through a consensual solution discussed with the bodies involved at the Brazilian Federal Accounts Court.

As part of these general bases, Vale would agree to a maximum global contribution of approximately US$1,809, for the EFC and EFVM’s asset base review, the optimization of contractual obligations and investments replanning.

As a consequence of the new conditions of the general bases, the Company recognized, on December 31, 2024, an addition of US$256 in provision, which reflected the revised estimates regarding the amount of future disbursements required to fulfill the new contractual obligations of the railway concessions. Additionally, the liability was reduced by US$656 due to the advanced payment made by Vale, ahead of the previously planned cash flow.

However, on August 28, 2025, within the context of the consensual solution conducted by the Brazilian Federal Accounts Court, the parties were unable to reach consensus within the established deadline.

Despite ongoing discussions, the concession contracts remain in effect, the Company continues to comply with the established obligations, and remains committed to the general terms defined in the agreement signed on December 30, 2024. The Company believes its provisions remain sufficient to comply with the obligations related to the concessions; therefore, no revision was made in its balances.

(a.i) Payment obligation

The Company will make payments for the concession grants in quarterly installments through the concession period. This obligation is updated annually by the readjustment index for monetary exchange (IRT), which was 4.68% for the year 2025 (2024: 4.76%), resulting in an addition to the provision of US$38 for the year ended December 31,2025 (2024: US$25).

The concession contract renewal requires the evaluation for confirmation of the railway assets by the ANTT. In addition, the ANTT may require, at their discretion, further investments on the concession network. Furthermore, there is a requirement for the Company to complete a minimum percentage of certain investments by 2027. In these circumstances, discussions will be required regarding the economic and financial rebalancing of the contracts, and if new investments are required or if there are delays in the delivery of investments with a fixed deadline, the carrying amount of grant payable may have a material impact in the future.

(a.ii) Infrastructure investment

Midwestern Integration Railroad ("FICO") - Construction of 363 km of FICO, between the municipalities of Mara Rosa, in Goiás, and Água Boa, in Mato Grosso. As of December 31, 2025, the Company has a provision in the amount of US$435 (2024: US$656).

Infrastructure program - Comprises over 450 separate projects designed to improve safety and reduce trespass where the railways pass through urban areas, as well as technological and cultural development projects. The program will benefit 25 and 33 municipalities intercepted by EFC and EFVM, respectively. As of December 31, 2025, the Company has a provision in the amount of US$618 (2024: US$580).

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

The amounts payable in relation to the concession granted accounted for as intangible in accordance with the accounting policy, disclosed in note 15.

Critical accounting estimates and judgments

The liabilities related to the concession grant may be affected by factors including, but not limited to: (i) amounts expected to be disbursed for constructing railways and infrastructure; (ii) costs associated with the acquisition of goods intended for the provision of public railway services; (iii) other miscellaneous obligations that complement the early extension of the railway concessions agreement; and (iv) updates in the discount rate.

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

17. Climate-related financial information

The Company integrates its climate strategy into its business through a comprehensive approach, based on systematic planning and execution, prioritizing risk management and the leveraging of opportunities, aligned with its purpose of leading value generation in mining in an ethical and sustainable manner.

The announced investments and the Company’s strategy regarding decarbonization initiatives have been assessed in the context of critical accounting estimates and judgments. Future changes in this strategy or in the global scenario may affect the Company’s key estimates and may result in material impacts on the Company’s income statement and balances of assets and liabilities in future periods.

The Company has voluntarily, in line with global best practices for climate governance, established the following climate-related targets:

•	Reduce absolute Scope 1 and 2 emissions by 33% by 2030, compared to the 2017 baseline year.
•	Reduce net Scope 3 emissions by 15% by 2035, compared to the 2018 baseline year.
•	Achieve net-zero Scope 1 and 2 emissions by 2050.

Vale assessed its decarbonization targets by analyzing the criteria for provision recognition according to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. There is no provision as of December 31, 2025, as none of the targets represent a present obligation for the Company.

To support its decarbonization targets and foster economic development aligned with environmental preservation and business sustainability, the Company maintains an extensive portfolio of projects in both research and development and operational phases. These include the restructuring of its production system with a focus on direct reduction products and circular mining, the substitution of fossil energy raw materials with renewable or lower-emission sources, among others.

These decarbonization projects have implementation timelines ranging from 1 to 30 years, consistent with the time horizons defined by Vale to support its strategic planning. The Company monitors and evaluates relevant uncertainties regarding the recoverability of these investments, such as technological, regulatory, and market risks, which may affect the expected economic performance of these assets. As of December 31, 2025, the Company did not identify material deviations or changes between budgeted and actual amounts for such projects.

a) Participation in the carbon credit market

For emissions within the Company’s value chain (Scope 3), the Company may use, in a limited manner, high-integrity carbon credits for potential offsetting of greenhouse gas emissions. Therefore, Vale operates as an end-user in the carbon credit market, aiming at the retirement of carbon credits to achieve its decarbonization target. As of December 31, 2025, the Company had a balance of US$9 (2024: US$7) in advance for the acquisition of carbon credits, presented in the balance sheet as other assets.

Carbon credits, once effectively received, will be recognized as intangible assets and measured at cost, in accordance with IAS 38 – Intangible Assets.

b) Potential effects of climate-related risks and opportunities on the accounting estimates of assets’ recoverable amount

The measurement of the recoverable amount of assets is subject to uncertainties, including potential impacts arising from climate-related risks and opportunities. Vale carried out a sensitivity analysis on the measurement of the recoverable amount of certain cash-generating units (“CGUs”), considering certain climate-related risks and opportunities, as presented below.

In measuring the recoverable amount of its assets, Vale bases its cash flow projections on reasonable and supportable assumptions that represent the best estimate of the range of economic conditions underpinning the models used to determine the recoverable amount of the CGUs, as described in note 12. Therefore, the scenarios used in this sensitivity analysis are not considered by the Company to be its best estimates for determining the expected impacts of impairment losses.

Potential impacts of the opportunity associated with growing demand for nickel on the recoverable amount of the CGUs

In 2025, Vale recognized impairment losses totaling US$3,578 million related to its nickel CGUs, including the allocated goodwill (note 12). Based on the models used to measure the recoverable amount of these CGUs, the Company sensitized the nickel price curve by considering an average increase of 11%, substantially in long-term prices, compared to the price curve used in the base models, reflecting the potential materialization of a scenario in which the pace and intensity of the energy transition are more favorable to nickel. As a result, the impairment losses recognized in 2025 would have been reduced by US$1,426 million.

Potential impacts of the risk associated with regulations related to GHG emissions (RT1) on the recoverable amount of the Iron Ore Solutions operating segment

The implementation of climate policies, including carbon pricing mechanisms, may affect the competitiveness of Vale’s products. Therefore, the speed and intensity of implementation of such regulations impact the prices and costs of products in the Iron Ore Solutions operating segment.

Vale tested the recoverability of the goodwill allocated to the Iron Ore Solutions operating segment in 2025 and did not identify any impairment loss (note 12). Based on the models used to measure the recoverable amount of this operating segment, the Company included assumptions to sensitize a potential reduction in EBITDA due to the materialization of a climate-policy scenario that is less favorable to Vale’s product portfolio. As a result, the headroom of the recoverability test for the Iron Ore Solutions operating segment would be reduced. However, the recoverable amount of the operating segment would still exceed its carrying amount, including goodwill, and thus, no impairment would be recognized.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Financial management

18. Financial results

Year ended December 31,	Notes	2025	2024	2023
Financial income
Short-term investments		433	328	309
Other		68	94	123
		501	422	432
Financial expenses
Loans and borrowings interest	24	(961)	(791)	(725)
Expenses from bonds and participative shareholders debentures premium repurchase	24 and 23(b)	(59)	(50)	(22)
Interest on working capital transactions	7 and 9	(209)	(181)	(233)
Interest on REFIS		(87)	(91)	(148)
Taxes on financial income		(68)	(28)	(53)
Banking expenses		(42)	(107)	(133)
Interest on lease liabilities	22	(31)	(49)	(62)
Other		(190)	(176)	(83)
		(1,647)	(1,473)	(1,459)
Other financial items, net’
Foreign exchange and indexation losses, net		(802)	(1,388)	(1,643)
Participative shareholders' debentures	23(b)	(694)	(175)	(179)
Derivative financial instruments, net	20	1,616	(1,209)	903
		120	(2,772)	(919)
Total		(1,026)	(3,823)	(1,946)

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

The accounting policies related to the other items of the financial result are shown in the notes, “30. Investments in subsidiaries, associates, and joint ventures”, “23.b. Participative shareholders’ debentures”, “21. Loans and borrowings” and “22. Leases”.

19. Financial assets and liabilities

a)	Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		December 31, 2025				December 31, 2024
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (i)		7,372	–	–	7,372	4,953	–	–	4,953
Short-term investments (ii)		–	–	194	194	–	–	53	53
Derivative financial instruments	20	–	–	414	414	–	–	53	53
Accounts receivable	7	161	–	2,136	2,297	374	–	1,984	2,358
		7,533	–	2,744	10,277	5,327	–	2,090	7,417
Non-current
Judicial deposits	27(c)	651	–	–	651	537	–	–	537
Restricted cash	23	9	–	–	9	13	–	–	13
Derivative financial instruments	20	–	–	203	203	–	–	15	15
Investments in equity securities	23	–	63	–	63	–	54	–	54
		660	63	203	926	550	54	15	619
Total of financial assets		8,193	63	2,947	11,203	5,877	54	2,105	8,036

Financial liabilities
Current
Suppliers and other payables	9	5,565	–	–	5,565	4,234	–	–	4,234
Derivative financial instruments	20	–	–	94	94	–	–	197	197
Loans and borrowings	21	518	–	–	518	1,020	–	–	1,020
Leases	22	160	–	–	160	147	–	–	147
Subordinate notes	23(a)	4			4	–	–	–	–
Railway concession	16	570	–	–	570	467	–	–	467
Other financial liabilities - Related parties	33	235	–	–	235	291	–	–	291
Other financial liabilities	23	322	–	–	322	588	–	–	588
		7,374	–	94	7,468	6,747	–	197	6,944
Non-current
Derivative financial instruments	20	–	–	52	52	–	–	428	428
Loans and borrowings	21	17,616	–	–	17,616	13,772	–	–	13,772
Leases	22	508	–	–	508	566	–	–	566
Subordinate notes	23(a)	741	–	–	741	–	–	–	–
Participative shareholders' debentures	23(b)	–	–	2,254	2,254	–	–	2,217	2,217
Railway concession	16	1,824	–	–	1,824	1,887	–	–	1,887
Other financial liabilities	23	–	–	–	–	32	–	–	32
		20,689	–	2,306	22,995	16,257	–	2,645	18,902
Total of financial liabilities		28,063	–	2,400	30,463	23,004	–	2,842	25,846

(i) Includes US$2,531 (2024: US$1,709) denominated in R$, US$4,612 (2024: US$3,048) denominated in US$ and US$229 (2024: US$196) denominated in other currencies.

(ii) It substantially comprises investments in debt securities and investments in exclusive investment funds, whose portfolio is composed of repo operations and bank certificates of deposit ("CDBs").

b) Hierarchy of fair value

		December 31, 2025				December 31, 2024
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments		33	161	–	194	53	–	–	53
Derivative financial instruments	20	–	617	–	617	–	68	–	68
Accounts receivable	7	–	2,136	–	2,136	–	1,984	–	1,984
Investments in equity securities	23	–	63	–	63	–	54	–	54
		33	2,977	–	3,010	53	2,106	–	2,159

Financial liabilities
Derivative financial instruments	20	–	146	–	146	–	625	–	625
Participative shareholders' debentures	23(b)	–	2,254	–	2,254	–	2,217	–	2,217
		–	2,400	–	2,400	–	2,842	–	2,842

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans, borrowings and subordinated notes

Loans. borrowings and subordinated notes are measured at amortized cost. To determine the fair value of these financial instruments traded in secondary markets, the closing market quotations on the balance sheet dates were used. The carrying amount of the other financial liabilities measured at amortized cost represents a reasonable approximation of their respective fair value.

	December 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	7,683	8,034	7,267	7,245
Debentures	2,370	2,351	1,272	1,275
Total loans and borrowings	10,053	10,385	8,539	8,520

Subordinated notes	745	748	-	-

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

The Company uses derivative financial instruments to protect its exposure to these market risks arising from operating, financing, and investment activities, so that Vale does not engage in derivative operations that result in nominal amount exceeding its total exposure. The financial instruments portfolio is reassessed periodically, allowing the monitoring of financial results and their impact on cash flow. The Company applies hedge accounting to its net investment in foreign operation.

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

Effects of derivatives on the statement of financial position

	December 31, 2025		December 31, 2024
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	588	133	52	601
Commodities price risk	29	13	16	23
Embedded derivatives	–	–	–	1
Total	617	146	68	625

Net exposure

	December 31, 2025	December 31, 2024
Foreign exchange and interest rate risk (i)	455	(549)
Commodities price risk	16	(7)
Embedded derivatives	–	(1)
Total	471	(557)

(i) Includes a positive (negative) balance of US$181 and US$(334) as of 31 December 2025 and 2024, respectively, related to transactions to mitigate foreign exchange and interest rate fluctuations on loans, borrowings and provisions related to Brumadinho and Samarco.

Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
Year ended December 31,	2025	2024	2023
Foreign exchange and interest rate risk	1,605	(1,187)	900
Commodities price risk	10	(23)	–
Embedded derivatives	1	1	3
Total	1,616	(1,209)	903

Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
Year ended December 31,	2025	2024	2023
Foreign exchange and interest rate risk	592	5	476
Commodities price risk	(13)	6	6
Derivatives designated as cash flow hedge accounting	–	–	85
Total	579	11	567

a) Market risk

a.i) Foreign exchange and interest rates

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

	Notional		Fair value		Fair value by year
Flow	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	2026	2027	2028+
Foreign Exchange and Interest Rate Derivatives	US$ 9,201	US$ 11,490	455	(549)	305	64	86

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	455	(934)	(2,324)
US$ interest rate inside Brazil decrease	455	286	90
Brazilian interest rate increase	455	101	(191)
TJLP interest rate decrease	455	453	451
IPCA index decrease	455	268	97
SOFR interest rate decrease	455	429	403

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

	Notional		Fair value		Fair value by year
Flow	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	2026	2027	2028+
Brent crude oil (bbl)
Options	22,224,999	24,050,625	(5)	11	(5)	–	–

Forward Freight Agreement (days)
Freight forwards	2,070	3,240	15	(11)	15	–	–

Fixed price Nickel sales protection (ton)
Nickel forwards	3,557	4,978	5	(7)	5	–	–

Fixed price Cobalt sales protection (tons)
Cobalt forwards	26	–	1	–	1	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	(5)	(125)	(423)
Forward Freight Agreement (days)	Decrease in freight price	15	2	(11)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	5	5	5
Hedge for fixed-price cobalt sales (tons)	Decrease in cobalt price	1	–	–

Brent Crude Oil - To reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were implemented through acquiring call and put options on Brent Crude Oil for different portions of the exposure. The derivative transactions were traded over-the-counter.

Freight derivative - To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

Fixed price sales protection - The Company started an operational program to protect nickel and cobalt sales, converting fixed price commercial contracts with customers to floating price, therefore maintaining the Company’s exposure to price fluctuations. The transactions usually carried out in this program are nickel purchases for future settlement.

Hedge program for products acquisition for resale - The Company started a hedge program with nickel forward transactions with the objective of reducing the risk of price mismatch between the period of purchase and sale of products to third parties. The transactions entered into in 2023 were fully settled within the fiscal year.

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	2026	2026	2027+
Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	–	(1)	–	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	–	–	–

Embedded derivative (pellet price) in natural gas purchase agreement - The Company has a natural gas purchase agreement in which the amount charged to Vale changes based on the pricing level of the pellets sold by the Company to the market.

a.iv) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
Year ended December 31,	2025	2024	2023
Net investments hedge	273	(500)	139
Cash flow hedge	–	–	(19)

Net investment hedge - The Company uses hedge accounting for foreign exchange risk arising from Vale S.A.’s net investments in Vale International S.A.. With the hedge program, the Company's debt with third parties denominated in United States dollars serves as a hedge instrument for investments in Vale International S.A.. The amount of debt designated as a hedge instrument for this investment is US$3,865 as of December 31, 2025 (2024: US$3,308). As a result of the hedge program, the impact of the exchange rate variation on the debt denominated in dollars is now partially recorded in other comprehensive income, as “Translation adjustments”.

Cash flow hedge (Nickel) - To reduce the cash flow volatility due to nickel price fluctuations, the Company implemented the Nickel Revenue Hedge Program. In this program, hedging operations were executed, through option contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes. In 2023, the program was settled, and no new operations were carried out in 2024 and 2025. The contracts were traded on the London Metal Exchange or over-the-counter.

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

b.i) Accounts receivable portfolio

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Middle East, North Africa, Europe and Brazil as the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables. Historically, the expected credit loss on the Company’s accounts receivable portfolio is immaterial (note 7).

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

	Notes	December 31, 2025	December 31, 2024
Cash and cash equivalents	19(a)	7,372	4,953
Short-term investments	19(a)	194	53
Restricted cash	23	9	13
Judicial deposits		651	537
Derivative financial instruments		617	68
Investments in equity securities	23	63	54
Total		8,906	5,678

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

	December 31, 2025		December 31, 2024
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	721	1	391	1
A1	2,918	169	1,874	28
A2	1	–	520	13
A3	1,339	61	709	2
Baa1	–	–	1	–
Baa2	2	–	4	–
Baa3	55	–	–	–
Ba1 (i)	1,658	198	719	18
Ba2 (i)	872	188	788	6
	7,566	617	5,006	68

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

c) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The available revolving credit facilities are intended to assist short term liquidity management and to enable more efficiency in cash management and were provided by a syndicate of several global commercial banks. The Company has two revolving credit facilities, in the amount of US$5,000, for which US$3,000 have maturity date in 2029 and US$2,000 in 2026. As of December 31, 2025 and 2024, these lines were not drawn.

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

21. Loans and borrowings

a) Outstanding balance of loans and borrowings by type and currency

		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Quoted in the secondary market:
US$ Bonds	6.05%	–	–	7,607	7,187
R$ Debentures	7.22%	57	68	2,286	1,191
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.88%	44	41	89	143
Basket of currencies and bonds in US$ indexed to SOFR	5.72%	–	–	150	150
Debt contracts in the international market in:
US$, with variable and fixed interest	5.09%	205	716	6,944	5,042
Other currencies, with fixed interest	4.79%	12	11	43	50
Other currencies, with variable interest	2.76%	5	–	497	9
Accrued charges		195	184	–	–
Total		518	1,020	17,616	13,772

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of December 31, 2025.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.21% per year in US$.

The reconciliation of loans and borrowings with the cash flows arising from financing activities is presented in note 24.

b) Future flows of principal and interest of loans and borrowings payments

	Principal	Estimated future interest payments (i)
2026	323	989
2027	1,700	930
2028	986	882
2029	3,457	844
From 2030 to 2032	3,582	1,791
2033 onwards	7,891	3,901
Total	17,939	9,337

(i) Based on interest rate curves and foreign exchange rates applicable as of December 31, 2025 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

For the year ended in December 31, 2025, 2% of total interest incurred in Loans and borrowings was capitalized (2024: 4%) (note 17). Loan and Borrowing costs that are not capitalized are recognized in the income statement of the year in which they are incurred.

c) Covenants

As of December 31, 2025, under the terms of certain financial liabilities which has a total carrying amount of US$2,605 (2024: US$2,696), the Company is required to comply with the following financial covenants at the end of each annual reporting period:

•	Leverage: The debt must be not more than 4.5x adjusted EBITDA; and
•	Interest coverage: The adjusted EBITDA must be not less than 2x interest expenses.

The Company has complied with these covenants as of December 31, 2025, and 2024 and the next measurement date will be at the end of the next annual reporting period. Vale is also subject to non-financial covenants ordinarily used in the market, such as compliance with certain governance and environmental requirements, among others. The Company has complied with these covenants as of December 31, 2025 and 2024.

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

22. Leases

a) Right of use

	December 31, 2024	Additions and contract modifications	Depreciation and impairments	Transfer to held for sale (note 31a)	Translation adjustment	December 31, 2025
Ports	51	(8)	(21)	–	4	26
Vessels	353	44	(52)	–	–	345
Pelletizing plants	109	–	(32)	–	13	90
Properties	94	31	(17)	(37)	12	83
Energy plants	28	–	(7)	–	–	21
Others	25	29	(12)	–	–	42
Total	660	96	(141)	(37)	29	607

b) Leases liabilities

	December 31, 2024	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 31a)	Translation adjustment	December 31, 2025
Ports	54	(8)	(21)	2	–	4	31
Vessels	356	44	(65)	13	–	2	350
Pelletizing plants	126	–	(51)	6	–	16	97
Properties	107	31	(20)	5	(37)	11	97
Energy plants	43	–	(3)	3	–		43
Others	27	29	(14)	2	–	6	50
Total	713	96	(174)	31	(37)	39	668
Current liabilities	147						160
Non-current liabilities	566						508
Total	713						668

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was US$94 recorded in the income statement for the year ended December 31, 2025 (2024 and 2023: US$253 and US$112, respectively).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2026	2027	2028	2029	2030 onwards	Total	Remaining term (years)	Discount rate
Ports	14	1	1	1	16	33	1 to 17	4% to 5%
Vessels	71	70	59	50	138	388	1 to 7	3% to 4%
Pelletizing plants	37	26	23	6	21	113	1 to 7	2% to 5%
Properties	22	21	20	15	31	109	1 to 13	2% to 6%
Energy plants	6	5	5	5	29	50	1 to 4	5%
Others	19	14	10	6	3	52	1 to 4	3% to 6%
Total	169	137	118	83	238	745

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

23. Other financial assets and liabilities

		Current		Non-Current
December 31,	Notes	2025	2024	2025	2024
Other financial assets
Restricted cash		-	-	9	13
Derivative financial instruments	19	414	53	203	15
Investments in equity securities		-	-	63	54
Loans - Related parties	33(b)	43	-	207	149
		457	53	482	231
Other financial liabilities
Derivative financial instruments	19	94	197	52	428
Subordinated notes	23(a)	4	-	741	-
Participative shareholders’ debentures	23(b)	-	-	2,254	2,217
Other financial liabilities - Related parties	33(b)	235	291	-	-
Other		322	588	-	32
		655	1,076	3,047	2,677

a) Subordinated notes

In November 2025, the Company concluded the issuance of subordinated notes in the amount of US$750, maturing in 2056 and bearing interest payable semiannually at an initial rate of 6% per year. The interest rate will be reset every five years starting in February 2031.

These notes rank in priority of payment only ahead of the Company's shareholders' equity and are subordinated to all of Vale’s financial and non-financial obligations. In addition, the Company has the right to defer interest payments until the maturity of the principal, subject to events that are within Vale’s control.

The net proceeds from the issuance were used for general corporate purposes, including but not limited to replenishing cash following the payment of the partial repurchase of participative shareholders' debentures in November 2025 (note 23b).

b) Participative shareholders' debentures

At the time of its privatization in 1997, the Company issued 388,559,056 participatory debentures to existing shareholders, including the Brazilian Government. These debentures were structured to ensure that pre-privatization shareholders would participate in any future benefits derived from the exploitation of certain mineral resources. Holders are entitled to semiannual payments calculated as a percentage of the revenue related to these resources, net of taxes, transportation fees, and insurance expenses. This obligation remains in effect until all related mineral resources have been exhausted, sold, or otherwise disposed of.

In November 2025, Vale completed the repurchase of 89,410,390 participative debentures for a total amount of US$703, including the payment of a premium of US$15, which is presented in the income statement as "financial expenses". This initiative resulted in a 23.01% reduction in the total outstanding debentures, optimizing the Company’s capital structure through financial liability management and reinforcing its capital allocation strategy.

The impact of the participative shareholders' debentures on the financial results is presented in note 18, and the weighted-average price of secondary-market trades in the last month of each fiscal year is presented below:

	Average price (R$)
Year ended December 31,	2025	2024	2023
Participative shareholders’ debentures	41.46	35.33	35.80

The Company made available for withdrawal as remuneration the following amounts:

	Availability date	Remuneration amount
Remuneration for the first half of 2025	October 1, 2025	111
Remuneration for the second half of 2024	April 1, 2025	131
Year ended December 31, 2025		242

Remuneration for the first half of 2024	October 1, 2024	94
Remuneration for the second half of 2023	April 1, 2024	149
Year ended December 31, 2024		243

Remuneration for the first half of 2023	October 2, 2023	106
Remuneration for the second half of 2022	April 3, 2023	127
Year ended December 31, 2023		233

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

24. Cash flows from financing activities

Reconciliation of cash flows from liabilities arising from financing activities

	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total loans and borrowings	Subordinated notes	Total
December 31, 2022	6,497	280	4,404	11,181	–	11,181
Additions	1,500	–	450	1,950	–	1,950
Payments (i)	(542)	(50)	(66)	(658)	–	(658)
Interest paid (ii)	(454)	(24)	(265)	(743)	–	(743)
Cash flow from financing activities	504	(74)	119	549	–	549
Effect of exchange rate	19	20	(64)	(25)	–	(25)
Interest accretion	454	24	288	766	–	766
Non-cash changes	473	44	224	741	–	741
December 31, 2023	7,474	250	4,747	12,471	–	12,471
Additions	2,033	–	2,822	4,855	–	4,855
Payments (i)	(1,037)	(46)	(1,522)	(2,605)	–	(2,605)
Interest paid (ii)	(527)	(20)	(321)	(868)	–	(868)
Cash flow from financing activities	469	(66)	979	1,382	–	1,382
Acquisition of Aliança Energia	214	32	–	246	–	246
Effect of exchange rate	(121)	101	(164)	(184)	–	(184)
Interest accretion	503	20	354	877	–	877
Non-cash changes	596	153	190	939	–	939
December 31, 2024	8,539	337	5,916	14,792	–	14,792
Additions	1,830	–	2,888	4,718	750	5,468
Transaction costs	–	–	–	–	(9)	(9)
Payments (i)	(373)	(44)	(1,037)	(1,454)	–	(1,454)
Interest paid (ii)	(610)	(23)	(367)	(1,000)	–	(1,000)
Cash flow from financing activities	847	(67)	1,484	2,264	741	3,005
Transfer to held for sale (Energy Assets)	(210)	(30)	–	(240)	–	(240)
Effect of exchange rate	145	22	15	182	–	182
Interest accretion	732	23	381	1,136	4	1,140
Non-cash changes	667	15	396	1,078	4	1,082
December 31, 2025	10,053	285	7,796	18,134	745	18,879

(i) Includes bond premium repurchase.

(ii) Classified as operating activities in the statement of cash flows.

Fundings in 2025

•	In the fourth quarter of 2025, the Company (i) issued subordinated notes in the total amount of US$750, with maturity in 2056, and (ii) contracted loans of US$420, indexed to Secured Overnight Financing Rate (“SOFR”), adjusted for spread, and maturing in 2029.
•	In the third quarter of 2025, the Company contracted loans of US$1,011 indexed to SOFR or Loan Prime Rate (LPR) adjusted for spread adjustments with maturities between 2028 and 2030.
•	In the second quarter of 2025, the Company (i) contracted loans of US$596, indexed to SOFR plus spread adjustments, with maturities between 2026 and 2030, and (ii) issued debentures of US$1,080 (R$6 billion), indexed to Brazilian Consumer Price Index (IPCA) plus 6.76% to 6.89% per year, paid semi-annually. The issuance was structured in three series of US$363 (R$2 billion) each, maturing in 2032, 2035, and 2037. The proceeds will be used in infrastructure investment projects related to railway concessions.
•	In the first quarter of 2025, the Company (i) contracted loans of US$861 indexed to SOFR plus spread adjustments with maturities between 2026 and 2029, and (ii) issued bonds of US$750 with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

Payments in 2025

•	In the fourth quarter of 2025, the Company paid interest on debentures in the amount of US$71.
•	In the third quarter of 2025, the Company settled loans of US$449.
•	In the second quarter of 2025, the Company paid interest on debentures in the amount of US$28.

•	In the first quarter of 2025, the Company settled loans of US$150 and redeemed notes maturing in 2034, 2036, and 2039 in the total amount of US$329 and paid a premium of US$44, recorded as “Bond premium repurchase” in the financial results of the period.

Fundings in 2024

•	In the fourth quarter of 2024, the Company (i) contracted a loan of US$300 with Bank of Nova Scotia indexed to SOFR plus spread adjustments and maturing in 2027, (ii) issued debentures of US$1 billion (R$6 billion) indexed to IPCA plus 6.38% to 6.43% per year, paid semi-annually, and maturing in 2034, 2036 and 2039. The proceeds were received in November 2024 and will be used in infrastructure projects related with the railway concessions, (iii) contracted a loan of US$300 with BBM Bank indexed to SOFR plus spread adjustments and maturing in 2029, (iv) contracted a loan of US$250 with The Hongkong and Shanghai Banking Corporation indexed to SOFR plus spread adjustments and maturing in 2028, and (v) contracted a loan of US$50 with DBS Bank indexed to SOFR plus spread adjustments and maturing in 2026.
•	In the third quarter of 2024, the Company contracted loans of US$962 indexed to SOFR plus spread adjustments with maturities between 2027 and 2029.
•	In the second quarter of 2024, the Company (i) issued bonds of US$1 billion with a coupon of 6.45% per year, payable semi-annually, and maturing in 2054 and (ii) contracted a loan of US$90 with the Canadian Imperial Bank of Commerce (“CIBC”) indexed to SOFR plus spread adjustments and maturing in 2024.
•	In the first quarter of 2024, the Company contracted loans of US$870 indexed to SOFR plus spread adjustments with maturities between 2024 and 2035.

Payments in 2024

•	In the fourth quarter of 2024, the Company settled the loan contracted with HSBC Bank, in the amount of US$250.
•	In the third quarter of 2024, the Company (i) settled loans of US$599 and (ii) redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of US$970 and paid a premium of US$50, recorded as “Bond premium repurchase” in the financial results of the period.
•	In the first quarter of 2024, the Company paid principal and interest of debentures, in the amount of US$46.

Fundings in 2023

•	In the third quarter of 2023, the Company contracted a loan of US$150 with Citibank, indexed to SOFR with spread adjustments and maturing in 2028.
•	In the second quarter of 2023, Vale issued notes of US$1,500 with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033.
•	In the first quarter of 2023, the Company contracted a loan of US$300 with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR with spread adjustments and maturing in 2028.

Payments in 2023

•	In the second quarter of 2023, Vale repurchased notes with maturity date in 2026, 2036 and 2039, in the total amount of US$500 and paid a premium of US$22, recorded as “financial expenses” in the income statement for the year period ended December 31, 2023.
•	In the first quarter of 2023, the Company paid principal and interest of debentures, in the amount of US$24.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Provisions, contingencies and other commitments

25. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including two pregnant women, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

Year ended December 31,	2025	2024	2023
Integral Reparation Agreement	70	(52)	39
Other obligations	227	168	437
Incurred expenses	307	378	484
Insurance	(8)	(11)	(30)
Expenses related to Brumadinho event	596	483	930

Changes in the provision in the year

	December 31, 2024	Changes in estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	December 31, 2025
Integral Reparation Agreement
Payment obligations	304	3	41	(196)	37	189
Provision for socio-economic reparation and others	327	1	46	(97)	40	317
Provision for social and environmental reparation	533	66	79	(230)	67	515
	1,164	70	166	(523)	144	1,021
Other obligations
Tailings containment, geotechnical safety and environmental reparation	504	76	67	(169)	64	542
Individual indemnification	49	61	8	(48)	5	75
Other	253	90	31	(134)	33	273
	806	227	106	(351)	102	890
Liability	1,970	297	272	(874)	246	1,911

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at a rate in real terms, which increased from 7.88% on December 31, 2024, to 8.07% on December 31, 2025.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) socioeconomic projects in Brumadinho and other 25 municipalities from the Paraopeba River Basin; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions have no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

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

In August 2024, the Court held a hearing to consider Vale's Motion for Class Decertification, as well as the parties' Cross Motions to Exclude Expert. A decision from the Court is currently pending.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with the same allegations presented in the main class action. A decision from the Court on Vale's preliminary defense ("motion to dismiss") has been pending since December 2023.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also a defendant in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024, given the acceptance of the Company’s repeated requests, due to the claimant association’s failure to pay court fees.

In the four ongoing proceedings, the claimants argue that Vale was aware of the risks associated with the B-I dam, located at the Córrego do Feijão Mine in Brumadinho, and other tailings dams, and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, and the fact that the claims and causes of action have not been detailed, it is not possible at this time to reliably estimate the amount of possible loss.

In one of the proceedings filed by foreign legal entities, in which the terms of reference for the arbitration have not yet been signed, the Claimants initially estimated the amount of the alleged losses would be approximately US$330 (R$1,800 million), subject to interest and monetary adjustments. In another proceeding filed by foreign legal entities, in which the terms of reference for the arbitration are also pending signature, the Claimants initially estimated the amount of the alleged losses would be approximately US$715 (R$3,900 million), subject to interest and monetary adjustments. In the proceeding presented by minority shareholders, upon the signing of the Terms of Reference in May 2024, the Claimants attributed a value of US$550 (R$3,000 million) to the claim (which referred to a single event), subject to interest and inflation indexation, and which may be increased later, as alleged by the claimants. There is only one arbitration in which the Claimants have not estimated the amount of the claim; this proceeding is still ongoing and its terms of reference have already been signed.

The Company disagrees with the ongoing proceedings. Given the lack of visibility regarding all the claims that will be submitted and the criteria used to estimate their amounts, Vale, together with its external advisors, has at this time classified the likelihood of loss of the estimated amount as remote.

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

26. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned in Mariana, Minas Gerais, by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socioenvironmental and socioeconomic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements could not be fully implemented within the established period, and the involved parties began initiated further negotiations to seek a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Changes in provision related to the Samarco dam failure

In 2025, the Company recognized an addition to the provision in the amount of US$616 comprised of US$449 related to the change in the prognosis of the claim in the United Kingdom and US$167 substantially related to a revision on the costs to complete individual indemnification programs, as presented below:

Total
Balance as of December 31, 2024	3,663
Increase in the provision and changes in estimates	616
Monetary and present value adjustments	188
Disbursements	(2,298)
Translation adjustments	444
Balance as of December 31, 2025	2,613

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which decreased from 7.30% on December 31, 2024, to 7.66% on December 31, 2025.

b) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into an agreement for the integral and definitive reparation of the impacts derived from the Fundão dam collapse, in Mariana, Minas Gerais ("Definitive Settlement") which was ratified in November 2024.

The Definitive Settlement, estimated in US$31.7 billion (R$170 billion), replaced all previous agreements and covers both disbursements made prior to its ratification and new financial commitments, which will be paid over 20 years in remediation and compensation actions. In addition, it provides for initiatives to be implemented by Samarco, with disbursements estimated to occur within the three years following ratification.

Samarco has primary responsibility for the obligations, while Vale and BHPB hold subsidiary responsibility in proportion to their 50% ownership interests, in case Samarco fails to comply such obligations. The judicial ratification of the agreement extinguished several significant lawsuits filed in Brazil, for which the requests for dismissal were jointly submitted by Vale, BHPB, and Samarco.

As a result of the Definitive Settlement, the Company recognized an additional provision in the amount of US$956 as of December 31, 2024, which reflects the estimated amount of future disbursements required to address all aspects related to the Definitive Agreement and Samarco’s financial capacity to make future payments (see item “d” below).

In 2025, the Company recognized an additional provision of US$167, substantially related to a revision of the estimated costs to complete the individual compensation programs.

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

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for approximately 610,000 claimants, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceeding was structured in phases, with the first phase devoted to assessing BHP’s liability for the Fundão dam failure. Following the trial of the first phase, held between October 2024 and March 2025, the English court issued a decision in November 2025 recognizing BHP’s liability under Brazilian law. The decision also confirmed the validity of the waivers and release agreements executed by claimants who had already been compensated in Brazil, which will reduce the number of claimants and the amount of the claims.

As a result of this decision, the likelihood of loss in relation to this proceeding was reclassified as probable, and the Company recognized an additional provision of US$449 in the income statement as "Equity results and other results in associates and joint ventures", which is presented in the statement of financial position as "Liabilities related to associates and joint ventures", as it is associated with the failure of the Fundão tailings dam, owned by Samarco.

BHP submitted a request for permission to appeal the first-phase decision, which is currently pending review. Any potential appeal does not suspend the progress of the proceedings, which will move forward to the second phase of trial, aimed at the discussion and determination of matters relating to the admissibility and extent of damages. The commencement of which is expected to take place in 2027. Subsequently, it is also likely that the English court will establish a third phase to determine the amounts of any potential compensation awards.

Netherlands proceeding - A proceeding was filed against the Company by certain Brazilian municipalities, a company, and a foundation that represents thousands of individuals and some entities, alleging that they were affected by the failure of Samarco’s Fundão dam in 2015.

In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, for securing the approximate amount of US$1,082 (EUR920 million). In 2025, with the adherence of three municipalities (Iapu, Ponte Nova and Rio Casca) to the Definitive Agreement, they ceased to be part of the litigation and the securing amount was reduced to approximately US$876 (EUR745.4 million).

In October 2025, Vale submitted its defense regarding jurisdiction in the lawsuit filed against the Company, and the first hearing of the first stage of the proceedings is expected to take place in the second half of 2026.

The likelihood of loss of this proceeding is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

d) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR was to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations for mitigation, remediation, and compensation of damages.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing US$4.8 billion financial debt held by creditors was exchanged for approximately US$3.9 billion of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund for the reparation and compensation programs capped at US$1 billion from 2024 to 2030, of which US$434 has already been incurred, and additional contributions after that period due to its projected cash flows generation.

In August 2025, Samarco's judicial reorganization process was concluded by decision of the 2nd Business Court of the District of Belo Horizonte, with a favorable opinion from the Public Prosecutor's Office of the State of Minas Gerais, which concluded that the judicial reorganization had fulfilled its purpose. Samarco will continue to comply with the remaining obligations, in accordance with the terms and deadlines established.

e) Summarized financial information

The summarized financial information of Samarco are as follows. The stand-alone financial statements of Samarco may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

Year ended December 31,	2025	2024
Current assets	1,028	659
Non-current assets	5,758	2,924
Assets	6,786	3,583

Current liabilities	2,543	4,026
Non-current liabilities	20,228	17,603
Liabilities	22,771	21,629
Negative reserves	(15,985)	(18,046)

Loss for the year ended	(4,622)	(7,371)

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

The lawsuits related to Brumadinho event (note 25) and the Samarco dam failure (note 26) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

a) Provision for legal and administrative proceedings

Effects in income statements

Year ended December 31,	2025	2024	2023
Tax litigations	57	80	(8)
Civil litigations	(21)	29	70
Labor litigations	171	191	167
Environmental litigations	31	3	–
Total	238	303	229

Changes in the provisions in the year

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2024	201	290	482	40	1,013
Additions and reversals, net	57	(21)	171	31	238
Payments	(33)	(178)	(102)	(30)	(343)
Indexation and interest	48	31	43	1	123
Transfer to held for sale and payables taxes	(79)	(5)	–	(27)	(111)
Translation adjustment	23	33	63	4	123
Balance as of December 31, 2025	217	150	657	19	1,043

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation of the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes. The tax litigation related to income taxes is presented in note 5(d).

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b) Contingent liabilities

December 31,	2025	2024
Tax litigations	7,218	5,995
Civil litigations	2,111	1,274
Labor litigations	376	292
Environmental litigations	1,201	1,050
Total	10,906	8,611

The significant contingent liabilities for which the likelihood of loss is considered possible are discussed below.

Tax proceedings - Financial compensation for the exploration of mineral resources (“CFEM”)

The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. These proceedings arise from assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”, former “DNPM”), which main discussions involve the deduction of taxes, insurance and transportation costs indicated in the corresponding invoice of CFEM payments, in addition to CFEM charges on pellet sales and the revenues from sales made by our foreign subsidiaries. The Company estimates the possible losses resulting from these proceedings to be US$2,301 as of December 31, 2025 (December 31, 2024: US$1,835).

Tax proceedings – PIS/COFINS

The Company is a party to several claims related to the alleged misuse of PIS and COFINS credits (federal taxes levied on the companies’ gross revenue). Brazilian tax legislation authorizes taxpayers to deduct PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. The Company is discussing the afore mentioned charges related to credits determined as of 2002. The chances of loss related to these lawsuits classified as possible total US$2,824 as of December 31, 2025 (December 31, 2024: US$2,326).

Tax proceedings – Tax on Services (“ISS”)

The Company is party to several administrative and judicial proceedings related to the collection of ISS in several Brazilian municipalities. The tax authorities’ main allegations for those proceedings are: (i) the tax basis used for computing the tax payable was incorrect; (ii) failure to pay ISS related to third-party property and business management services; and (iii) the incidence of ISS over own goods port handling services (“self-service”). As of December 31, 2025, the total amount of the possible loss is US$794 (December 31, 2024: US$739).

Tax proceedings – Value added tax on services and circulation of goods (“ICMS”)

The Company is engaged in several administrative and judicial proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) misuse of tax credit; (ii) the Company is required to pay the ICMS on acquisition of electricity (iii) operations related to the collection of tax rate differential (“DIFAL”) and (iv) incidence of ICMS on its own transportation. The total amount classified as a possible loss is US$533 as of December 31, 2025 (December 31, 2024: US$389).

Civil litigations – Notices of Infraction issued by the National Mining Agency (“ANM”)

In 2026 (subsequent event), Vale received notices of infraction issued by the National Mining Agency (ANM) related to the Pico mine in Itabirito (MG), the Mar Azul mine in Nova Lima (MG), and the overflow that occurred at Pit 18 of the Fábrica Mine in Congonhas (MG), seeking the imposition of fines in the amounts of US$23, US$211 and US$74, respectively, based on alleged violations under ANM resolutions. The Company will submit administrative defenses contesting these notices, and the likelihood of loss was classified as possible.

Civil litigations - Public civil action in the Tamanduá Mine

In August 2025, the Brazilian Federal Attorney General’s Office filed a public civil action against Vale in the Brazilian Federal Regional Court of the 6th Region, based on the grounds of alleged mining in an area outside the boundaries of the Tamanduá Mine, located in Nova Lima (MG). The claim amount is US$381, and the risk of loss in this proceeding was classified as possible as of December 31, 2025.

Environmental litigations – Water overflow at Fabrica mine

In February 2026 (subsequent event), Vale received ten notices of infraction issued by the National Mining Agency (“ANM”) in connection with the overflow that occurred at the Fábrica Mine in January 2026 (subsequent event), seeking the imposition of fines in the total amount of R$409 (US$74 million) based on alleged violations under ANM Resolution 223/2025. The Company will submit administrative defenses contesting these notices, and the likelihood of loss is assessed as possible.

Environmental litigations – Iron ore operations in Itabira

The Company is a party to two lawsuits filed by the municipality of Itabira, in the state of Minas Gerais. The first is a public civil action filed by the municipality of Itabira in August 1996, alleging that Vale's iron ore operations in Itabira caused environmental, social, and alleged environmental degradation damages to the site, and requesting the immediate recovery of the affected ecological complex and the implementation of compensatory environmental programs in the region. In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses incurred in relation to public services provided as a result of mining activities. The damages claimed, updated since the date of the action, total US$573 on December 31, 2025 (2024: US$460). Both actions are in the procedural instruction phase, and the Company has assessed the risk of loss as possible.

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

c) Judicial deposits

December 31,	2025	2024
Tax litigations	386	338
Civil litigations	156	78
Labor litigations	97	110
Environmental litigations	12	11
Total	651	537

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$3.5 billion (December 31, 2024: US$2.9 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

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

This obligation is updated based on the developments of the judicial/administrative process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled.

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

28. Commitments and guarantees

The Company has unrecognized contractual commitments related to long-term contracts for fuel supply, acquisition of raw materials essential to operations, and the contracting of various services in the amount of US$5,511 (2024: US$6,421).

Vale also has guarantees granted to associates and joint ventures, as well as for asset decommissioning obligations, which are presented below:

December 31,	2025			2024
	Guarantee	Restricted cash	Liability	Guarantee	Restricted cash	Liability
Associates and joint ventures	233	–	–	210	–	–
Assets retirement obligations	1,134	–	–	1,091	–	–
	1,367	–	–	1,301	–	–

Guarantees for associates and joint ventures - The Company has issued financial guarantees to certain associates and joint ventures to the extent of its direct and indirect ownership interest.

Guarantees related to asset retirement obligations - The Company has financial guarantees provided for the asset retirement obligations of its Vale Base Metals operations in Canada. In addition, for Indonesia, Vale has bank deposits to guarantee asset retirement obligations.

Guarantees for loans and financing - The securities issued through Vale’s wholly owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Capital structure

29. Equity

a) Share capital

As of December 31, 2025, the share capital was US$61,614 corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	December 31, 2025
Previ (i)	381,002,396	–	381,002,396
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	267,178,371	–	267,178,371
Total shareholders with more than 5% of capital	934,527,822	–	934,527,822
Free floating	3,334,252,319	–	3,334,252,319
Golden shares (iii)	–	12	12
Total outstanding (without shares in treasury)	4,268,780,141	12	4,268,780,153
Shares in treasury	270,227,427	–	270,227,427
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

(iii) Number of special class preferred shares ("golden shares") held by the Brazilian Federal Government, which grants it limited veto power over certain Company resolutions, as well as the right to elect and dismiss one member to the Fiscal Council.

In January, 2026 (subsequent event), Capital World Investors reported an increase in its shareholding interest in Vale S.A., bringing its ownership to 227,690,911 shares, representing 5.02% of the total shares issued.

b) Cancellation of treasury shares

During 2023, the Board of Directors approved cancellations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital, as shown below. The effects were transferred in shareholders' equity as "Treasury shares cancelled", between the "Revenue reserve" and "Treasury shares". There were no shares cancellations in 2024 and in 2025.

	Number of canceled shares	Carrying amount
Cancellation approved on March 2, 2023	239,881,683	4,164
Year ended December 31, 2023	239,881,683	4,164

c) Share buyback program

On February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program. No share buybacks were carried out in 2025.

	Total of shares repurchased			Effect on cash flows
Year ended December 31,	2025	2024	2023	2025	2024	2023
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	-	18,251,159	1,500,000	-	240	22
Acquired by wholly owned subsidiaries	-	12,672,414	1,500,000	-	169	22
	-	30,923,573	3,000,000	-	409	44

Shares buyback program up to 500,000,000 shares (ii)
Acquired by Parent	-	-	93,638,352	-	-	1,378
Acquired by wholly owned subsidiaries	-	-	88,058,750	-	-	1,292
	-	-	181,697,102	-	-	2,670

Shares buyback program	-	30,923,573	184,697,102	-	409	2,714

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, for a period of up to 18 months. The program was terminated in 2025.

(ii) On April 27, 2022, the Board of Directors approved the common share repurchase program, limited to a maximum of 500,000,000 common shares or their respective ADRs, for a period of up to 18 months. The program was terminated in 2023.

d) Profit distribution

	2025	2024	2023
Net income of the year	2,352	6,166	7,983
Appropriation to tax incentive reserve	(560)	(392)	(891)
Net income after appropriations to tax incentive reserve	1,792	5,774	7,092

Minimum remuneration to shareholders (i)	527	1,698	2,042

Additional remuneration according to shareholders remuneration policy (ii)	2,800	1,394	2,066
Additional remuneration beyond the shareholders remuneration policy (iii)	1,000	500	2,000
Additional remuneration beyond the mandatory minimum:	3,800	1,894	4,066
From the net income for the year	1,265	1,894	4,066
From the profit reserves	2,535	-	-

Total remuneration to shareholders	4,327	3,592	6,108
Appropriation to statutory reserve	-	2,182	984

(i) Mandatory minimum remuneration corresponding to 25% of the net income after appropriations to legal reserve and tax incentive reserve, according to Vale S.A.’s by-laws.

(ii) According to the Vale S.A.'s shareholders remuneration policy, minimum remuneration to Vale S.A.'s shareholders is calculated based on 30% of the adjusted EBITDA (as defined in note 3) less sustaining capital investments, which represented US$4,371 (2024: US$4,538 and 2023: US$4,269) for the year ended December 31, 2025. Therefore, the additional remuneration to comply with the policy was US$2,800.

(iii) In addition, the Board of Directors approved dividends beyond the policy calculation in the amount of US$1,000, totaling US$4,327 in remuneration to shareholders.

In 2022, the 20% limit of the share capital for the establishment of the legal reserve was reached, in accordance with Article 193 of Law 6,404 and Article 39 of the Parent Company’s Bylaws.

e) Remuneration approved

The Vale S.A.'s By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

	Approval date	Payment date	Remuneration per share (US$)	Total amount approved
Dividends related to fiscal year 2022	2/16/2023	3/22/2023	0.352	1,569
Interest on capital (JCP) related to fiscal year 2023	7/27/2023	9/1/2023	0.403	1,744
Dividends and interest on capital (JCP) related to fiscal year 2023	10/26/2023	12/1/2023	0.465	2,000
				5,313
Dividends related to fiscal year 2023	2/22/2024	3/19/2024	0.538	2,364
Interest on capital (JCP) related to fiscal year 2024	7/25/2024	9/4/2024	0.376	1,608
Interest on capital (JCP) related to fiscal year 2024	11/28/2024	3/14/2025	0.091	388
				4,360
Dividends related to fiscal year 2024	2/19/2025	3/14/2025	0.347	1,596
Interest on capital (JCP) related to fiscal year 2025	7/31/2025	9/3/2025	0.339	1,448
Dividends and interest on capital (JCP) related to fiscal year 2025	11/27/2025	3/4/2026	0.440	1,879
Dividends related to fiscal year 2025	11/27/2025	1/7/2026	0.234	1,000
				5,923

e.i) Dividends reconciliation

Total
December 31, 2024	330
Addition by decision of the Board of Directors in relation to the previous fiscal year	1,596
Addition by decision of the Board of Directors in anticipation of current year remuneration	4,327
Withholding Income Tax on Interest on Equity	(323)
Payment	(3,238)
Prescribed remuneration	(2)
Translation adjustment	(41)
December 31, 2025	2,651

f) Profit reserves

	Legal reserve	Tax incentive reserve	Statutory reserve	Retained earnings reserve	Additional remuneration reserve	Total of profit reserves
Balance as of December 31, 2022	2,964	4,416	9,349	3,578	437	20,744
Allocation of income	-	891	984	-	2,364	4,239
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(437)	(437)
Treasury shares cancellation	-	-	(4,164)	-	-	(4,164)
Translation adjustment	230	383	604	278	-	1,495
Balance as of December 31, 2023	3,194	5,690	6,773	3,856	2,364	21,877
Allocation of income	-	392	2,182	-	1,596	4,170
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(2,364)	(2,364)
Translation adjustment	(696)	(1,308)	(2,162)	(841)	-	(5,007)
Balance as of December 31, 2024	2,498	4,774	6,793	3,015	1,596	18,676
Allocation of income	-	560	-	-	-	560
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	(2,535)	(1,596)	(4,131)
Translation adjustment	313	597	852	615	-	2,377
Balance as of December 31, 2025	2,811	5,931	7,645	1,095	-	17,482

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

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives. The amount recorded in this reserve refers substantially to incentives linked to subsidies for investments made within the scope of the Superintendencies for the Development of the Northeast (SUDENE) and the Amazônia (SUDAM).

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

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Related parties

30. Investments in associates and joint ventures

	Business	% ownership	December 31, 2024	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement	Other	December 31, 2025
Associates and joint ventures
In Brazil
Aliança Geração Energia S.A. (i)	Energy	30.00	–	8	(6)	–	238	–	240
Aliança Norte Energia Participações S.A.	Energy	51.00	74	(16)	–	8	–	–	66
Anglo American Minério de Ferro Brasil S.A.	Iron ore	15.00	663	121	(145)	–	–	10	649
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	75	12	(9)	10	–	–	88
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	42	6	(8)	4	–	–	44
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	61	4	(3)	8	–	5	75
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	129	21	(10)	17	–	–	157
MRS Logística S.A.	Logistics	49.01	591	137	–	76	–	–	804
Samarco Mineração S.A. (note 26)	Pellets	50.00	–	–	–	–	–	–	–
VLI S.A.	Logistics	29.60	341	67	(40)	42	–	–	410
Other	–	–	70	3	(1)	8	–	(20)	60
Abroad
PT Vale Indonesia Tbk	Vale Base Metals	33.88	1,885	(31)	(12)	–	–	–	1,842
Vale Oman Distribution Center	Logistics	50.00	616	33	(55)	–	–	–	594
Equity results in associates and joint ventures			4,547	365	(289)	173	238	(5)	5,029
Other results in associates and joint ventures (ii)				(583)
Equity results and other results in associates and joint ventures				(218)

(i) It refers to the remeasurement at fair value of the remaining stake held by Vale on Aliança Geração Energia S.A., after the closing of the divestment transaction (notes 31a).

(ii) It refers substantially to the addition in the provision related to Samarco dam failure (note 26b).

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

		Year ended December 31, 2025
	Aliança Geração Energia S.A.	Aliança Norte Energia Participações	Anglo American Minério de Ferro do Brasil S.A.	Pelletizing plants (i)	MRS Logística	PT Vale Indonesia Tbk	Vale Oman Distribution Center	VLI S.A.
Current assets	224	–	644	283	1,008	918	158	796
Non-current assets	1,532	132	7,548	487	3,517	5,064	1,671	3,239
Total assets	1,756	132	8,192	770	4,525	5,982	1,829	4,035

Current liabilities	109	–	1,057	51	588	354	58	512
Non-current liabilities	846	2	2,807	1	2,297	191	583	2,139
Total liabilities	955	2	3,864	52	2,885	545	641	2,651
Equity	801	130	4,328	718	1,640	5,437	1,188	1,384

Net revenue	121	–	1,991	135	1,358	990	284	1,667
Net income (loss)	27	(32)	809	86	280	(92)	66	226

	Year ended December 31, 2024
	Aliança Norte Energia Participações	Anglo American Minério de Ferro do Brasil S.A.	Pelletizing plants (i)	MRS Logística	PT Vale Indonesia Tbk	Vale Oman Distribution Center	VLI S.A.
Current assets	–	683	369	868	1,183	88	786
Non-current assets	146	8,375	374	2,461	4,792	1,779	2,757
Total assets	146	9,058	743	3,329	5,975	1,867	3,543

Current liabilities	–	1,033	138	547	264	40	799
Non-current liabilities	1	2,081	–	1,576	147	596	1,592
Total liabilities	1	3,114	138	2,123	411	636	2,391
Equity	145	5,944	605	1,206	5,564	1,231	1,152

Net revenue	–	2,085	307	1,303	472	67	1,705
Net income (loss)	(20)	401	194	263	(85)	31	275

b) Subsidiaries

The significant consolidated entities in each business segment are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100,0%	100,0%	0,0%
Minerações Brasileiras Reunidas S.A. (“MBR”)	Brazil	Iron ore	100,0%	100,0%	0,0%
Salobo Metais S.A.	Brazil	Copper	90,0%	90,0%	10,0%
Vale Base Metals Limited	United Kindgdom	Holding	90,0%	90,0%	10,0%
Vale Holdings B.V.	Netherlands	Holding and research	100,0%	100,0%	0,0%
Vale Canada Limited	Canada	Nickel	90,0%	90,0%	10,0%
Vale International S.A.	Switzerland	Trading and holding	100,0%	100,0%	0,0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100,0%	100,0%	0,0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing plant	100,0%	100,0%	0,0%

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

	December 31, 2025
	Vale Base Metals Limited	Other	Total
Current assets	16	–	–
Non-current assets	11,002	–	–
Related parties – Shareholders	1,045	–	–
Total assets	12,063	–	–

Current liabilities	22	–	–
Non-current liabilities	–	–	–
Related parties – Shareholders	2,263	–	–
Total liabilities	2,285	–	–

Equity	9,778	–	–
Equity (negative reserves) attributable to noncontrolling interests	978	(137)	841

Net income	(3,375)	–	–
Net income (loss) attributable to noncontrolling interests	(338)	(31)	(369)

Dividends paid to noncontrolling interests	–	–	–

	December 31, 2024
	Vale Base Metals Limited	Other	Total
Current assets	18	–	–
Non-current assets	13,141	–	–
Related parties – Shareholders	249	–	–
Total assets	13,408	–	–

Current liabilities	–	–	–
Non-current liabilities	–	–	–
Related parties – Shareholders	1,159	–	–
Total liabilities	1,159	–	–

Equity	12,249	–	–
Equity (negative reserves) attributable to noncontrolling interests	1,225	(103)	1,122

Net loss	(692)
Net income (loss) attributable to noncontrolling interests	(195)	4	(191)

Dividends paid to noncontrolling interests	–	–	–

	December 31, 2023
	PTVI	Other	Total
Current assets	885	–	–
Non-current assets	2,977	–	–
Related parties – Shareholders	83	–	–
Total assets	3,945	–	–

Current liabilities	221	–	–
Non-current liabilities	239	–	–
Related parties – Shareholders	–	–	–
Total liabilities	460	–	–

Equity	3,484	–	–
Equity (negative reserves) attributable to noncontrolling interests	1,599	(79)	1,520

Net income	207	–	–
Net income (loss) attributable to noncontrolling interests	144	(22)	122

Dividends paid to noncontrolling interests	33	8	41

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

31. Acquisitions and divestitures

Effects on the income statement

Year ended December 31,	Notes	2025	2024	2023
Aliança Geração de Energia S.A.	31(a)	(206)	305	–
Anglo American Minério de Ferro Brasil S.A.	31(b)	–	626	–
Vale Oman Distribution Center	31(c)	–	1,222	–
PT Vale Indonesia Tbk	31(d)	–	1,059	–
Mineração Rio do Norte	31(f)	–	–	(87)
Companhia Siderúrgica do Pecém	31(h)	–	–	31
		(206)	3,212	(56)

Effects on the cash flow from investing activities

Year ended December 31,	Notes	2025	2024	2023
Proceeds from partial disposal of Aliança shares	31(a)	891	–	–
Cash paid for the acquisition of Aliança shares	31(a)	–	(493)	–
Cash paid for the purchase of Anglo American Brasil shares	31(b)	–	(30)	–
Proceeds from partial disposal of VODC shares	31(c)	–	600	–
Proceeds from the partial disposal of PTVI shares	31(d)	–	155	–
Proceeds from the partial disposal of VBML shares	31(e)	–	2,455	–
Disbursement related to MRN sale	31(f)	–	–	(72)
Proceeds from the divestment of Companhia Siderúrgica do Pecém	31(h)	–	–	1,082
Cash contribution to Companhia Siderúrgica do Pecém	31(h)	–	–	(1,149)
Cash received (paid) from disposal and acquisition of investments, net		891	2,687	(139)

a) Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In March 2024, the Company entered into an agreement with Cemig GT to acquire its 45% stake in Aliança. The decision was taken in the context of the divestment plan announced to the market by Cemig GT in 2020, and Vale chose to exercise its preferential right of acquisition.

In August 2024, the transaction was completed for the amount of US$493 (R$2,737 million), and Vale became the sole owner of Aliança. As a result, the Company recorded a gain of US$305 in the income statement for the three-month period ended September 30, 2024 as “Results from investments and other results in associates and joint ventures,” due to the remeasurement to fair value of the previously held equity interest.

The fair value of the identifiable assets acquired and liabilities assumed as a result of the acquisition are presented below:

		Aliança Energia
	Notes	August 13, 2024
Identifiable assets acquired
Cash and cash equivalents		95
Intangibles	15	828
Property, plant, and equipment	13	573
Other		40
		1,536

Liabilities assumed
Loans and borrowings	21(c)	245
Deferred income taxes	5(b)	312
Other		140
		697
Net assets acquired		839

As disclosed below, the deferred tax liability recognized on the difference between the fair value and the book value of the net assets acquired resulted in goodwill, which is not deductible for tax purposes.

	Notes	August 13, 2024
Consideration transferred for acquisition of the 45% equity interest held by Cemig GT		493
Fair value of the 55% stake previously held by Vale		603
Total [A]		1,096

Fair value of net assets acquired		1,096
(-) Deferred tax liability on the difference between the fair value and the book value of net assets		(257)
Total net assets [B]		839

Goodwill [A-B]	15	257

In March 2025, the Company signed a binding agreement with Global Infrastructure Partners (“GIP”) for the sale of 70% of its stake in Aliança and the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant.

As a result, the related assets and liabilities were classified as held for sale and Vale recognized an impairment loss in the amount of US$117 in the income statement for the three-month period ended March 31, 2025 as "Impairment and gains (losses) on disposal of non-current assets, net", which was allocated to the goodwill (note 15) arising from the acquisition of Aliança.

In September 2025, the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant were transferred from Vale S.A. to Aliança and, the Company concluded the transaction for the amount of US$871, comprised by a cash inflow of US$1,006, net of a reduction of US$135 in the remaining investment in Aliança due to a loan assumed by the investee in the context of the transaction.

As a result of the transaction, Vale recognized a loss of US$89 in the income statement as "Impairment and result on disposal of non-current assets, net", and lost control over Aliança. Consequently, the Company will no longer consolidate Aliança, with the remaining interest accounted for as an associate by the equity method.

The effects of this transaction are summarized below:

September, 2025
Cash received	1,006
Fair value of 30% interest retained	238
(-) Derecognition of Aliança’s net assets	(1,333)
Loss on the transaction	(89)

b) Purchase of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) – In February 2024, the Company entered into a binding agreement with Anglo American plc for the purchase of 15% interest in Anglo American Brasil, the company that currently owns the Minas-Rio complex (“Minas-Rio”), in Brazil. The transaction was concluded in December 2024, and under the terms agreed, Vale contributed with Serra da Serpentina iron ore resources in the amount of US$750 and paid US$30 in cash. Additionally, depending on future iron ore prices over the next four years, there may be an adjustment to the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statement, if any.

As a result of the transaction, Vale recognized a gain of US$626 in the income statement as "Impairment and result on disposal of non-current assets, net" due to the difference between the fair value and the carrying amount of the iron ore resources of Serra da Serpentina, which were contributed to Anglo American Brasil as part of the consideration transferred for the equity interest acquired.

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

c) Divestment on Vale Oman Distribution Center (“VODC”) – VODC operates a maritime terminal with access to the Port of Sohar in Oman, featuring a deep-water jetty and an integrated iron ore blending and distribution center with a nominal capacity of 40 Mtpy.

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

As a result of the transaction, the Company recognized a gain of US$1,222 in the income statement as "Impairment and result on disposal of non-current assets, net". This gain is due to (i) the result of the sale of the equity interest in the amount of US$555, (ii) the result of the remeasurement to fair value of the remaining interest in the amount of US$555, and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of US$112. The effects of this transaction are summarized below:

September 26, 2024
Sale of the 50% equity interest
Cash received	600
Derecognition of VODC’s net assets	(45)
Gain on sale of equity interest	555

Remeasurement of the 50% interest retained
Fair value of 50% interest retained	600
Derecognition of VODC’s net assets	(45)
Gain on remeasurement of equity interest	555

Other effects of the deconsolidation
Gain on the reclassification of cumulative translation adjustments	112
Gain on the transaction recorded in the income statement	1,222

d) Divestment on PT Vale Indonesia Tbk (“PTVI”) – In June 2024, the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction satisfied a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

With the transaction, Vale received US$155 for its shares and lost control over PTVI, which was accounted for as an associate under the equity method due to the significant influence retained by Vale over PTVI.

As result, in June 2024, the Company recognized a gain of US$1,059 in the income statement as "Impairment and result on disposal of non-current assets, net". This gain was due to the reclassification of cumulative translation adjustments of US$1,063 and the gain on remeasurement of the interest retained at fair value of the US$657, net of the loss on the reduction in PTVI stake in the amount of US$661. The effects of this transaction are summarized below:

June 28, 2024
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

e) Strategic partnership in the Vale Base Metals business – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals would make an equity investment in Vale Base Metals Limited (“VBM”), the holding entity for Vale’s Vale Base Metals Business that was a wholly owned subsidiary. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM.

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

32. Employee benefits

		Current liabilities		Non-current liabilities
December 31,	Notes	2025	2024	2025	2024
Payroll, related charges and other remunerations	32(a)	1,014	934	–	–
Charges related to share-based payments	32(b)	51	16	–	–
Employee post retirement obligation	32(c)	68	62	1,214	1,118
		1,133	1,012	1,214	1,118

a) Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program US$628, US$611 and US$557 for the years ended on December 31, 2025, 2024 and 2023, respectively.

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

b) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis in the income statement, with a corresponding entry in equity, over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market. If the shares acquired are held for a period of three years, obeying the program rules, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired.

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

	2025 Program	2024 Program	2023 Program
Granted shares	2,453,783	2,244,659	1,330,503
Share price	10.13	12.02	15.94

Performance Shares Units (“PSU”)

Under the PSU, eligible executives can earn, after a three-year vesting cycle, an award in common shares conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR"), ROIC and Environmental, Social and Governance ("ESG") metrics.

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

	2025 Program	2024 Program	2023 Program
Granted shares	1,973,979	1,873,175	1,177,755
Date shares were granted	May 6, 2025	April 29, 2024	January 2, 2023
Share price	9.31	12.49	16.60
Expected volatility	33.82%	35.60%	48.33%
Expected term (in years)	3	3	3
Expected shareholder return indicator	87.67%	66.95%	72.42%
Expected performance factor	111.14%	112.13%	83.21%

c) Employee post-retirement obligation

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - The Company's employees participating in Valia are associated, for the most part, with the Vale Mais plan, which has a defined benefit component (settled benefit from the former Defined Benefits Plan and specific benefit to cover death, disability retirement and sickness benefit) and defined contribution component (for programmable benefits). The Valiaprev plan is similar to the Vale Mais plan, with the exception of not having the benefit settled and the sickness benefit. Both Vale Mais and Valiaprev plans were overfunded as of December 31, 2025 and 2024.

Defined benefit plan (“Plano BD”) - The Plano BD is closed to new entrants since 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2025 and 2024 and the contributions made by the Company are not material.

“Abono complementação” benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments. The “Abono complementação” benefit was overfunded as of December 31, 2025 and 2024.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the “abono complementação” benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future obligations. As those benefits are related to health care plans they have nature of underfunded benefits, and are presented as underfunded plans as of December 31, 2025 and 2024.

The foreign plans are managed in accordance with their region. They are divided between plans in Canada, USA and UK. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The majority of foreign defined benefit plans are underfunded as of December 31, 2025 and 2024 and just two overfunded plans as of December 31, 2025 and 2024.

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

i. Evolution of present value obligation

Benefit obligation as of December 31, 2023	6,785
Service costs	38
Past service costs	(1)
Interest costs	391
Benefits paid	(612)
Effect of changes in the actuarial assumptions	(306)
Administrative cost and taxes	5
Translation adjustment	(1,031)
Benefit obligation as of December 31, 2024	5,269
Service costs	36
Interest costs	442
Benefits paid	(614)
Effect of changes in the actuarial assumptions	35
Administrative cost and taxes	8
Translation adjustment	462
Benefit obligation as of December 31, 2025	5,638

ii. Evolution of assets fair value

Fair value of plan assets as of December 31, 2023	6,472
Interest income	387
Employer contributions	95
Benefits paid	(612)
Return on plan assets (excluding interest income)	(225)
Translation adjustment	(1,058)
Fair value of plan assets as of December 31, 2024	5,059
Interest income	460
Employer contributions	79
Benefits paid	(614)
Return on plan assets (excluding interest income)	(4)
Translation adjustment	491
Fair value of plan assets as of December 31, 2025	5,471

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

December 31,	2025	2024
Movements of assets ceiling
Balance at beginning of the year	860	1,071
Interest income	107	69
Changes on asset ceiling	(64)	(76)
Translation adjustment	94	(204)
Balance at end of the year	997	860

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(5,638)	(5,269)
Fair value of assets	5,471	5,059
Effect of the asset ceiling	(997)	(860)
Liabilities, net	(1,164)	(1,070)

Current assets	30	–
Non-current assets	88	110
Assets	118	110
Current liabilities	(68)	(62)
Non-current liabilities	(1,214)	(1,118)
Liabilities	(1,282)	(1,180)

iv. Costs recognized in the income statement

Year ended December 31,	2025	2024	2023
Service cost	36	38	39
Interest expense	442	391	493
Interest income	(460)	(387)	(514)
Interest expense on effect of (asset ceiling) / onerous liability	107	69	104
Others	–	5	11
Total of cost, net	125	116	133

v. Costs recognized in the statement of comprehensive income

Year ended December 31,	2025	2024	2023
Balance at beginning of the year	(30)	(200)	(107)
Effect of changes actuarial assumptions	(35)	306	(642)
Return on plan assets (excluding interest income)	(4)	(225)	330
Change of asset ceiling	64	76	220
Others	(5)	(7)	(12)
	20	150	(104)
Deferred income tax	(2)	(48)	36
Other comprehensive income	18	102	(68)
Translation adjustments	(16)	68	(25)
Accumulated other comprehensive income	(28)	(30)	(200)

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

The following assumptions were adopted in the assessment:

	Brazil		Foreign
December 31,	2025	2024	2025	2024
Discount rate to determine benefit obligation	10.27% - 11.70%	11.07% - 12.12%	4.85% - 4.90%	4.66% - 4.72%
Nominal average rate to determine expense / income	10.38% - 11.70%	11.07% - 12.12%	4.66% - 4.72%	4.61%
Nominal average rate of salary increase	2.90% - 5.57%	3.50% - 5.57%	3.00%	3.10%
Nominal average rate of benefit increase	3.41% - 4.00%	3.50% - 4.25%	3.00%	3.00%
Immediate health care cost trend rate	5.99%	6.61%	4.50%	4.50%
Ultimate health care cost trend rate	5.99%	6.61%	4.50%	4.39%
Nominal average rate of price inflation	2.90% - 4.00%	3.50% - 4.25%	2.06%	2.08%

For the sensitivity analysis, the Company applies the effect of 1.0% in nominal discount rate to the present value of the Company´s actuarial liability. The effects of this analysis on the Company´s actuarial liability and assumptions adopted are as follows:

	Brazil	Foreign
December 31,	2025	2025
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	2,765	2,474
Assumptions made	11.98%	5.87%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	3,064	3,108
Assumptions made	9.81%	3.87%

viii. Assets of pension plans

Brazilian plan assets as of December 31, 2025 and 2024 includes respectively (i) investments in a portfolio of Vale’s share and other instruments in the amount of US$0 and US$23, which are presented as “plans' own portfolio” and (ii) Brazilian Federal Government securities in the amount of US$4,965 and US$3,945, which are presented as “Debt securities - governments”.

Foreign plan assets as of December 31, 2025 and 2024 includes Canadian Government securities in the amount of US$866 and US$507, respectively.

ix. Assets by category

Assets by category are as follows:

December 31,	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	–	65	–	65	–	36	–	36
Equity securities	–	–	–	–	158	–	–	158
Debt securities - Corporate	–	33	–	33	–	310	–	310
Debt securities - Government	2,680	395	471	3,546	2,541	495	–	3,036
Investments funds - Fixed Income	1,554	–	–	1,554	1,166	–	–	1,166
Investments funds - Equity	260	–	–	260	376	1	–	377
International investments	73	–	72	145	55	–	117	172
Structured investments - Private Equity funds	–	–	186	186	–	46	43	89
Structured investments - Real estate funds	–	154	78	232	–	–	–	–
Real estate	–	–	184	184	–	–	255	255
Loans to participants	–	–	181	181	–	–	143	143
Other	–	–	1,052	1,052	–	–	1,040	1,040
Total	4,567	647	2,224	7,438	4,296	888	1,598	6,782
Funds not related to risk plans (i)				(1,967)				(1,723)
Fair value of plan assets at end of year				5,471				5,059

(i) Financial investments not related to coverage of plans. Funds are related to the Company´s unconsolidated entities and former employees.

Measurement of plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	International investments	Structured investments - Real estate funds	Real estate	Loans to participants	Debt securities - Government	Others	Total
Balance as of December 31, 2023	255	–	–	321	163	–	131	870
Transfer	(183)	183	–	–	–	–	–	–
Return on plan assets	(12)	(52)	–	1	23	–	(4)	(44)
Assets purchases	–	–	–	3	62	–	–	65
Assets sold during the year	(4)	–	–	(13)	(67)	–	–	(84)
Translation adjustment	(13)	(14)	–	(57)	(38)	–	(11)	(133)
Transfer between fair value levels	–	–	–	–	–	–	924	924
Balance as of December 31, 2024	43	117	–	255	143	–	1,040	1,598
Transfer	–	(46)	75	(75)	–	46	–	–
Return on plan assets	12	–	3	3	24	–	12	54
Assets purchases	150	1	–	38	239	425	–	853
Assets sold during the year	(25)	–	–	(59)	(242)	–	–	(326)
Translation adjustment	6	–	–	22	17	–	–	45
Balance as of December 31, 2025	186	72	78	184	181	471	1,052	2,224

x. Disbursement of future cash flow

Vale expects to disburse US$57 in 2026 in relation to pension plans and other benefits.

xi. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

Consolidated
2026	351
2027	354
2028	356
2029	366
2030	367
2031 and thereafter	1,771

Accounting policy

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

33. Related parties

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

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relate to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a) Transactions with related parties

Year ended December 31,	2025			2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Associates and Joint Ventures
Companhia Siderúrgica do Pecém	–	–	–	–	–	–	93	–	–
Aliança Geração de Energia S.A.	–	–	–	–	(63)	–	–	(126)	–
Pelletizing companies (i)	–	(36)	(36)	–	(308)	(26)	–	(227)	(38)
MRS Logística S.A.	–	(459)	–	–	(429)	–	–	(453)	–
Norte Energia S.A.	–	(70)	–	–	(66)	–	–	(107)	–
Vale Oman Distribution Center (ii)	–	(277)	–	–	(63)	–	–	–	–
VLI	320	(49)	(5)	359	(26)	(2)	321	(29)	(3)
PTVI	–	(641)	–	–	(397)	–	–	–	–
Anglo American	–	(235)	13	–	–	–	–	–	–
Aliança Geração de Energia S.A.	–	(63)	–	–	–	–	–	–	–
Other	26	(1)	–	29	(11)	–	32	(11)	1
	346	(1,831)	(28)	388	(1,363)	(28)	446	(953)	(40)
Shareholders
Bradesco	–	–	213	–	–	(416)	–	–	201
Mitsui	147	–	–	247	–	–	280	–	–
Cosan	8	(16)	–	3	(4)	–	10	(11)	–
Banco do Brasil	–	–	9	–	–	1	–	–	–
	155	(16)	222	250	(4)	(415)	290	(11)	201
Total	501	(1,847)	194	638	(1,367)	(443)	736	(964)	161

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

(ii) In 2023, Vale Oman Distribution Center was an indirect subsidiary of Vale S.A.

b) Outstanding balances with related parties

	Assets
December 31,	2025			2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Associates and Joint Ventures
Pelletizing companies (i)	–	–	7	–	–	34
MRS Logística S.A.	–	–	9	–	13	32
VLI	–	41	–	–	19	–
PTVI	–	1	–	–	–	–
Anglo American	–	–	254	–	–	149
Other	–	6	9	–	5	1
	–	48	279	–	37	216
Shareholders
Cosan	–	–	–	–	3	–
Bradesco	1,003	–	82	261	–	16
Banco do Brasil	186	–	9	22	–	–
Mitsui	–	49	–	–	7	–
	1,189	49	91	283	10	16
Pension plan	–	18	–	–	16	–
Total	1,189	115	370	283	63	232

	Liabilities
December 31,	2025		2024
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Associates and Joint Ventures
Pelletizing companies (i)	28	235	49	291
MRS Logística S.A.	25	–	32	–
Vale Oman Distribution Center	49	–	44	–
VLI	3	81	2	47
PTVI	58	–	67	–
Anglo American	28	–	–	–
Other	43	–	24	–
	234	316	218	338
Shareholders
Cosan	–	–	1	–
Bradesco	–	24	–	163
	–	24	1	163
Pension plan	–	–	11	–
Total	234	340	230	501

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

Year ended December 31,	2025	2024	2023
Short-term benefits:
Wages	8	10	11
Direct and indirect benefits	1	1	1
Profit sharing program (“PLR”)	6	11	11
	15	22	23
Long-term benefits:
Shares based	9	10	14

Severance	8	3	2
	32	35	39

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Basis of preparation and other requirements

F-96

34. Basis of preparation of consolidated financial statements

The consolidated financial statements of the Company (“financial statements”) have been prepared and are presented in accordance with the International Financial Reporting Standards (IFRS® Accounting Standards) as issued by the International Accounting Standards Board (IASB). All material information for the financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2025. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These financial statements were authorized for issue by the Board of Directors on February 12, 2026.

a) New and amended standards

Certain new accounting standards, amendments and interpretations have been published recently, however, have not materially impacted these financial statements. The Company did not early adopt any standards and does not expect that other standards already issued and not yet mandatory will have a material impact in future reporting periods.

b) Principles of consolidation

The Company's financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect subsidiaries (“subsidiaries”). Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including associates and joint ventures, and the financial policies applied in preparing the consolidated financial projections are described in note 30.

c) Functional currency and presentation currency

The  financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these  financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

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

When a foreign operation is totally or partially disposed, the monetary exchange differences that were recorded in the equity are recognized in the income statement for the year, see accounting policy in note 30 of these financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate
Year ended December 31,	2025	2024	2023	2025	2024	2023
US Dollar ("US$")	5.5024	6.1923	4.8413	5.5855	5.3920	4.9954
Canadian dollar ("CAD")	4.0187	4.3047	3.6522	3.9981	3.9342	3.7026
Euro ("EUR")	6.4692	6.4363	5.3516	6.3095	5.8340	5.4023

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

The areas involving significant estimates or judgements or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions are presented in the following notes:

Note	Significant estimates and judgments
5	Deferred income taxes and uncertain tax positions
12	Impairment of non-current assets
13	Mineral reserves and mines useful life
14	Provision for de-characterization of dam structures and asset retirement obligations
16	Liabilities related to the concession grant
19	Fair values estimate
25	Liabilities related to Brumadinho
26	Liabilities related to associates and joint ventures
27	Litigation
30	Consolidation
32	Employee post-retirement obligation

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

Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting is effective as of December 31, 2025.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their unqualified report which appears herein.

February 12th, 2026.

/s/Gustavo Duarte Pimenta

Chief Executive Officer

/s/Marcelo Feriozzi Bacci

Chief Financial Officer and Investors Relations

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Vale S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries ("Vale" or the "Company") as of December 31, 2025 and 2024, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Provisions for de-characterization of dam structures

As described in Note 14(a) to the consolidated financial statements, the Company's provision for de-characterization of all its tailings dams built under the upstream method located in Brazil amounted to US$ 2,097 million as of December 31, 2025. Management applies significant judgment in developing the estimates for de-characterization of the dams structures including (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update. In addition, as management has further disclosed, given the nature and uncertainties inherent in this type of provision, the amounts recognized and disclosed will be reassessed by the Company at each reporting period and may be adjusted significantly in future periods, as new facts and circumstances become known.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimates of the provision for de-characterization of the dams' structures. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of the engineering solutions and significant assumptions used by management related to volume of the waste to be removed and engineering methods to execute this removal. As a basis for using this work, the specialists' qualifications were understood and the Company's relationship with these specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by specialists and procedures to assess whether these were consistent with internal and external references, as well as evidence available or obtained in other areas of the audit. Additionally, these procedures included evaluating whether the assumptions related to volume of the waste to be removed, and engineering methods and solutions were reasonable considering the information available according to the engineering phase of each project and the historic information gathered from the ongoing de-characterization projects of the Company.

Tax litigation and uncertain tax positions

As described in Note 27 to the consolidated financial statements, the Company has recognized provisions for tax litigations (other than income taxes) in the amount of US$ 217 million as of December 31, 2025, and disclosed contingent liabilities related to tax litigation in the amount of US$ 7,218 million. The Company recognizes a provision for tax litigation (other than income taxes) in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated, with the support of Company's specialists. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company discloses information on contingent liabilities when management concludes that the risk of loss is possible or it cannot reasonably estimate the amounts involved, but it is reasonably possible that a loss may be incurred.

Also, as described in Note 5(d) the Company disclosed the amount of US$ 8,858 million related to uncertain income tax position which tax treatments acceptability will depend on taxation authorities' decision in the future. In the case of uncertain income tax positions, management determines whether it is probable or not that taxation authorities will accept the uncertain tax treatment. If management concludes it is not probable that taxation authorities will accept the uncertain income tax treatment, a provision for income tax is recognized.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of tax litigation claims and uncertain income tax positions, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, or whether it is probable the taxation authority will accept the uncertain income tax position, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management's assessment regarding whether unfavorable outcomes is reasonably possible or probable and reasonably estimable and evaluating the sufficiency of the Company's tax litigation contingencies and uncertain income tax positions disclosures. The work of Company's specialists was used in performing the procedures to evaluate the reasonableness of the estimates related to the tax litigation claims and uncertain income tax positions. As a basis for using this work, the specialists' qualifications and objectivity were evaluated, as well as the methods and assumptions used by them. The procedures also included an evaluation of the specialists' findings. In addition, professionals with specialized skills and knowledge were used to assist in the evaluation of the reasonableness of the estimate or range of loss and possible outcomes of the main tax litigation and uncertain tax positions.

Impairment of goodwill allocated to nickel operations in Canada and other long lived non-financial assets

As described in Note 12 to the consolidated financial statements, management tests impairment of goodwill at least on an annual basis, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Management also evaluates impairment indicators for the other long-lived non-financial assets, such as intangible and property plant and equipment. An impairment loss is recognized when the recoverable amount of an asset or Cash Generating Unit (CGU), determined at its Fair Value Less Costs to Disposal (FVLCD), is lower than its carrying amount. Fair value is generally estimated by management using discounted cash flow models. Management's cash flow projections used to estimate the recoverable amount of assets or CGUs included significant judgments and assumptions relating to (i) long-term future metal prices; and (ii) discount rates. During the year ended December 31, 2025, the Company recognized impairment losses of US$ 3,578 million, mainly related to the amount of Goodwill allocated to the nickel operations, as well as long-lived non-financial assts in Newfoundland and Labrador, located in Canada.

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

/s/PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil
February 12, 2026

We have served as the Company's auditor since 2019.

